Form 20-F
period 2011-12-31
Yandex N.V.
filed 2012-03-02
CIK 1513845

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-35173

YANDEX N.V.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name in English)

The Netherlands
(Jurisdiction of incorporation or organization)

Arkady Volozh, Chief Executive Officer
Laan Copes van Cattenburch 52
The Hague, the Netherlands
2585 GB
Telephone: +31-70-356-2237
Facsimile: +31-70-356-1126
Email: askIR@yandex-team.ru

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Laan Copes van Cattenburch 52
The Hague, the Netherlands
2585 GB
(Address of principal executive offices)

Registrant's telephone number, including area code: +31-70-345-4700

            Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares	NASDAQ Global Select Market

            Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

            Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    Class A Ordinary Shares

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.(1)

Title of each class	Number of shares outstanding
Class A	159,217,348
Class B	164,621,382

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

            Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐ as issued by the International Accounting Standards Board	Other ☐

            If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN
BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

            Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

(1)
In addition, we had 109,142,922 Class C shares outstanding as of December 31, 2011. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares, and are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as the votes by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

        In this Annual Report on Form 20-F (this "Annual Report"), references to "Yandex," the "company," "we," "us," or similar terms are to Yandex N.V. and, as the context requires, its wholly owned subsidiaries.

        Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in Russian rubles. In this Annual Report, references to "rubles" or "RUR" are to Russian rubles, and references to "U.S. dollars" or "$" are to United States dollars.

        Our fiscal year ends on December 31 of each year. References to any specific fiscal year refer to the year ended December 31 of the calendar year specified.

Forward-Looking Statements

        This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "will," "may" or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report may include statements about:

  •
  the expected growth of the internet search and advertising markets and the number of internet and broadband users in the countries in which we operate;

  •
  competition in the internet search market in the countries in which we operate;

  •
  our anticipated growth and investment strategies;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;

  •
  our ability to attract and retain users, advertisers and partners; and

  •
  future advertising supply and demand dynamics.

        The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under "Risk Factors" and elsewhere in this Annual Report.

        We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

Item 3.    Key Information.

Selected Consolidated Financial and Statistical Data

        The selected consolidated statements of income data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated statements of income data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our unaudited consolidated financial statements, presented in Russian rubles, that are not included in this Annual Report. Those consolidated financial statements were originally presented in U.S. dollars and audited. When we re-presented those financial statements in Russian rubles, we did not have them re-audited.

        Ruble amounts have been translated into U.S. dollars at a rate of RUR 32.1961 to $1.00, the official exchange rate quoted as of December 31, 2011 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On February 29, 2012, the ruble had appreciated against the dollar from its value on December 31, 2011 and the exchange rate was RUR 28.9503 to $1.00. See "Risk Factors—Fluctuations in currency exchange rates may materially adversely affect our business, financial condition and results of operations."

        You should read the following selected consolidated financial data in conjunction with "Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The selected consolidated financial data as of each date and for each period presented are prepared in accordance with U.S. GAAP. These historic financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,
	2007	2008	2009	2010	2011
	RUR	RUR	RUR	RUR	RUR	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	4,249	7,649	8,729	12,500	20,033	622.2
Operating costs and expenses:
Cost of revenues(1)	704	1,701	2,086	2,585	4,707	146.2
Product development(1)	503	1,013	1,619	2,073	3,124	97.0
Sales, general and administrative(1)	695	1,250	1,474	1,838	3,294	102.3
Depreciation and amortization	295	600	912	1,181	1,874	58.2

Total operating costs and expenses	2,197	4,564	6,091	7,677	12,999	403.7
Income from operations	2,052	3,085	2,638	4,823	7,034	218.5
Interest income	31	86	67	156	222	6.9
Other (expense)/income, net(2)	(4)	208	(23)	24	62	1.9

Net income before income taxes	2,079	3,379	2,682	5,003	7,318	227.3
Provision for income taxes	559	947	672	1,186	1,545	48

Net income	1,520	2,432	2,010	3,817	5,773	179.3

Net income per Class A and Class B share:
Basic	5.03	8.04	6.63	12.56	18.30	0.57

Diluted	4.99	7.93	6.52	12.37	17.59	0.55

Weighted average number of Class A and Class B shares outstanding:
Basic	302,188,236	302,489,809	303,109,083	303,817,388	315,541,639	315,541,639
Diluted	304,676,596	306,893,587	308,156,196	308,580,600	328,155,087	328,155,087

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2007	2008	2009	2010	2011
	RUR	RUR	RUR	RUR	RUR	$
Cost of revenues	2	6	10	16	26	0.8
Product development	9	42	60	87	153	4.8
Sales, general and administrative	26	92	139	57	150	4.6
(2)
A major component of other (expense)/income is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily U.S.

  dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. For example, in 2011, other income includes RUR 101 million of foreign exchange gains arising from the appreciation of the U.S. dollar compared to the Russian ruble in that year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by this appreciation, it resulted in an upward re-valuation of the ruble equivalent of these U.S. dollar-denominated monetary assets. Similarly, in periods where the U.S. dollar depreciates compared to the Russian ruble, we incur foreign exchange losses resulting from the downward re-evaluation of these assets. Other (expense)/income also includes other non-operating gains and losses.

	As of December 31,
	2007	2008	2009	2010	2011
	RUR	RUR	RUR	RUR	RUR	$
	(in millions)
Consolidated balance sheet data:
Cash and cash equivalents(1)	596	2,258	2,405	3,371	6,322	196.4
Term deposits (current and non-current)	312	290	1,897	3,574	7,623	236.8
Total assets	3,154	5,977	8,446	12,617	34,076	1,058.4
Total current liabilities	936	1,610	1,850	2,937	4,712	146.3
Total non-current liabilities	50	48	60	65	411	12.8
Total shareholders' equity	2,168	4,319	6,536	9,615	28,953	899.3

(1)
As of December 31, 2007, 2008, 2009, 2010 and 2011, our cash and cash equivalents included RUR 268 million, RUR 427 million, RUR 563 million, RUR 826 million and RUR 1,174 million ($36.5 million), respectively, of cash held by us (a) on behalf of our Yandex.Money account holders and (b) to settle online payments in the process of being cleared by Yandex.Money. Although these cash and cash equivalent balances are not legally restricted, Yandex.Money customer deposits are payable upon demand.

Exchange Rate Information

        Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader, converted at the official exchange rate quoted by the Central Bank of the Russian Federation. Unless otherwise noted, all translations from RUR to U.S. dollars and from U.S. dollars to RUR in this Annual Report were made at a rate of RUR 32.1961 to $1.00, the official exchange rate quoted as of December 31, 2011. On February 29, 2012, the ruble had appreciated against the dollar from its value on December 31, 2011 and the exchange rate was RUR 28.9503 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

        The following table presents information on the exchange rates between RUR and the U.S. dollar for the periods indicated:

	RUR per U.S. dollar
Period	Period-end	Average	Low	High
2007	24.55	25.58	26.58	24.26
2008	29.38	24.86	29.38	23.13
2009	30.24	31.72	36.43	28.67
2010	30.48	30.37	31.78	28.93
2011	32.20	29.39	32.68	27.26
September 2011	31.88	30.51	32.46	28.89
October 2011	29.90	31.36	32.68	29.90
November 2011	31.32	30.86	31.58	30.10
December 2011	32.20	31.46	32.20	30.81
January 2012	30.36	31.52	32.20	30.36
February 2012	28.95	29.88	30.41	28.95

RISK FACTORS

        Investing in our Class A shares involves a high degree of risk. The risks and uncertainties described below and elsewhere in this Annual Report, including in the section headed "Operating and Financial Review and Prospects", could materially adversely affect our business. These are not the only risks that we face; additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of these risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our Class A shares could decline.

Risks Related to Our Business and Industry

We face significant competition from major global and Russian internet companies, including Google and Mail.ru, which could negatively affect our business, financial condition and results of operations.

        We face strong competition from global and Russian companies that provide internet search and other online services and content. Currently, we consider our principal competitors to be Google and Mail.ru.

        Of the large global internet companies, we consider Google to be our principal competitor in the market for internet search, and for text-based advertising, distribution arrangements and other services. Google.ru's share of the Russian search market, based on search traffic generated, was 25.5% for December 2011 and 23.4% for the full year 2011, compared with our market share of 60.6% and 63.3%, respectively, according to Liveinternet.ru. Google launched its Russian-language search engine in 2001, and opened its first office in Russia and introduced Russian-language morphology-based search capabilities in 2006. It conducts extensive online and offline advertising campaigns in Russia. In recent months, Google has also aggressively marketed its Chrome browser in Russia, and has taken steps to ensure that its search engine is the default search function on its browser, which has created increased competition. In addition, with Android, its popular mobile platform, Google may exert significant influence over the increasingly important market for mobile and location-based search and advertising. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition from the Russian and international websites of Microsoft and Yahoo!

        On the domestic level, our principal competitor is Mail.ru. We compete with Mail.ru in the market for text-based advertising, display advertising and other services. Mail.ru offers a wide range of internet services, including the most popular Russian web mail service, and many other services that are comparable to ours. Mail.ru's market share has increased recently, from 7.3% in 2011 to 9.4% in February 2012. We also compete with Russian online advertising networks, such as Begun, which direct advertising to a number of popular Russian websites.

        Although we have partnerships with a number of social networking sites, such as Facebook, Twitter, Vkontakte and Mail.ru's Odnoklassniki and My World, and serve ads on some of these sites, we also view them as increasingly significant competitors. Such sites provide users with a wide range of information and services similar to those we offer, including search, real-time news and location-based information and updates. These sites derive a substantial portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic. In light of their large audiences and the significant amount of information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be able to offer highly targeted advertising that could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users. We also compete with other destination websites, which are sites that users access primarily for content rather than search, that seek to increase their search-related traffic, as well as start-ups and other established companies that are developing search technologies and other internet services.

        We cannot guarantee that we will be able to continue to compete effectively with current and future internet companies that may have greater ability to attract and retain users, greater name recognition, more personnel and other resources. If our competitors are successful in providing similar or better search results and other internet services compared with those we offer, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our business, financial condition and results of operations.

We generate almost all of our revenues from advertising, which is cyclical in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition and results of operations.

        In the past three years, we generated on average more than 97% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. During the 2008-2009 global economic crisis, total advertising spending in Russia declined by 26% in ruble terms, from a pre-crisis high of RUR 295.8 billion in 2008 to a low of RUR 215.3 billion in 2009; such spending was RUR 218.6 billion in 2010 and RUR 263.4 billion in 2011, according to a February 2012 report from AKAR. Online advertising spending was less materially affected than overall advertising spending, increasing from RUR 12.7 billion in 2007 to RUR 17.6 billion in 2008, RUR 19.1 billion in 2009, RUR 26.8 billion in 2010 and RUR 41.8 billion in 2011. Although forecasts for online advertising spending in Russia indicate sustained annual growth through 2013, any decreases in or delays in online advertising spending due to economic conditions, or otherwise, would materially adversely impact our business, financial condition and results of operations.

Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

        We generate almost all our revenues from the sale of online advertising in Russia. The level of spending on advertising in Russia is relatively low compared to that in more developed countries, and the use of the internet as a marketing channel is at a relatively early stage. The internet and broadband penetration rates in Russia are also relatively low compared to those in more developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Many of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the internet effective in promoting their products and services compared with traditional media.

        Any decline in the appeal of the internet generally in the countries in which we operate, whether as a result of the growth in popularity of other forms of media, a decline in the attractiveness of the internet as an advertising medium or any other factor, could have a material adverse effect on our business, financial condition and results of operations.

Our users can switch at any time to our competitors at no cost. If we do not continue to innovate and provide services that are useful and attractive to our users, we may not retain them and may become less attractive to our advertisers, which could adversely affect our business, financial condition and results of operations.

        Our success depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. Our competitors continuously develop innovations in search and other services, as well as online advertising services. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and expend significant resources to remain competitive.

        If we are unable to continue to develop and provide our users with quality and up-to-date services, and to appropriately time them with market opportunities, our user base may shrink. Further, if we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may shrink or fail to grow, and our business would be harmed.

        If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners, both of which could adversely affect our business, financial condition and results of operations.

We are increasingly using distribution arrangements with third parties to expand our user base, and any failure to obtain or maintain such relationships on reasonable terms could have a material adverse effect on our business, financial condition and results of operations.

        To expand our user base and increase traffic to our sites, we are increasingly using arrangements with leading software companies for the distribution of our technology, including our Yandex.Bar browser toolbar. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. In addition, several mobile device manufacturers include Yandex as the default search engine on certain models of handsets in Russia. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements.

        Our largest distribution partners in 2011 were Mozilla (which offers the Firefox browser) and Opera. Our current agreement with Mozilla runs through the end of 2012. Our current agreement with Opera runs through mid-July 2012, and will renew automatically for an additional one-year period unless either party gives 30 days notice of non-renewal. If we are unable to extend these agreements or enter into comparable arrangements with new distribution partners, the loss of either of these distribution relationships would likely have a negative effect on our search market share over time.

        In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

We expect the rate of growth of our revenues to decline in the future and we may experience downward pressure on our operating margin.

        Although we expect our revenues to continue to grow, the rate of growth will likely decline over time due to a number of factors, including the difficulty of maintaining our rate of growth relative to an increasingly larger revenue base, additional competition and the increasing maturity of the online advertising market.

        Other factors which may cause our operating margin to fluctuate or decline are:

  •
  the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. As our Yandex ad network grows, our operating margin generally declines because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites. The margin we earn on revenue generated from the Yandex ad network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites;

  •
  increased depreciation and amortization expense related to recent and future capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;

  •
  relatively higher spending on advertising and marketing to further enhance our brand and to respond to competitive pressures if these efforts do not drive revenue growth in the manner we anticipate;

  •
  the possibility of higher fees or revenue sharing arrangements with our distribution partners that, for example, distribute our browser toolbar or search bar or otherwise direct search queries to our website. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier for our existing users to access our services; and

  •
  costs incurred in our international expansion efforts, like our launch in Turkey, until we succeed in building the user base necessary to begin generating sufficient revenues in these markets to earn accretive operating margins there.

        See "Operating and Financial Review and Prospects—Key Trends Impacting Our Results of Operations."

We rely on our Yandex ad network partners for a material portion of our revenues and benefit from our relationships with them. The loss of these partners would adversely affect our business, financial condition and results of operations.

        Revenues from advertising on our ad network partner websites represented 14.9% of our advertising revenues in 2011. We consider this network to be critical to the future growth of our business. Our agreements with our network partners are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to obtain market share from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor's advertising services, our revenues would decline.

        Many of our key network partners operate high-profile websites, and we derive tangible and intangible benefits from this affiliation, such as increased user numbers, extended brand awareness and greater audience reach for our advertisers. If our relationship with any of these partners is terminated or not renewed and we do not replace those relationships with comparable relationships, our business, financial condition and results of operations would be adversely affected.

        The number of paid clicks and amount of revenues that we derive from our partners in the Yandex ad network depends on, among other factors, the quality of their websites and their attractiveness to users and advertisers. Although we screen new applicants and favor websites with high-quality content and stable audiences and strive to monitor the quality of the network partner websites on an ongoing basis, these websites are operated by independent third parties that we do not control. If our network partners' websites deteriorate in quality or otherwise fail to provide interesting and relevant content and services to their users, this may result in reduced attractiveness to their users and our advertisers, which may adversely impact our business, financial condition and results of operations.

Our business depends on a strong brand, and failing to maintain and enhance our brand would harm our ability to expand our base of users, advertisers and network partners and would materially adversely affect our business, financial condition and results of operations.

        We believe that the brand identity that we have developed through the strength of our technology and our user focus has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, network partners, and other business partners.

Maintaining and enhancing our brand will depend largely on our ability to continue to be a technology leader and a provider of high-quality, reliable services, which we may not continue to do successfully. If we fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations would be materially adversely affected.

If we fail to manage effectively the rapid growth of our operations, our business, financial condition and results of operations could be adversely affected.

        We have experienced, and continue to experience, rapid growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we seek to achieve. If we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

        As our user and advertiser bases expand, we will need to increase our investment in technology, infrastructure, facilities and other areas of operations, in particular product development and sales and marketing. As a result of such growth, we will also need to continue improving our operational and financial systems and managerial control and procedures. We will have to maintain close coordination among our technical, accounting, finance, marketing and sales personnel. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures, which could harm our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

        We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As we grow, and are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This would adversely affect our business, financial condition and results of operations.

The loss of any of our key personnel or a failure to attract, retain and motivate qualified personnel, may have a material adverse effect on our business, financial condition and results of operations.

        Our success depends in large part upon the continued service of key members of our management team and technical personnel. In particular, our founders, our Chief Executive Officer, Arkady Volozh, and Chief Technology Officer, Ilya Segalovich, are critical to the development of our technology, our culture and our strategic direction.

        Our future success will also depend on our continued ability to attract, retain and motivate other highly qualified engineering, programming, technical, sales, customer support, financial and managerial personnel. Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plan, we cannot guarantee that we will be able to retain our key employees. A significant portion of our outstanding equity awards to many of our senior management personnel and other key employees have become, or will soon become, substantially vested. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests, especially if our shares have significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel should leave our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

        The competition for software engineers and qualified personnel who are familiar with the internet industry in Russia is intense. We may encounter difficulty in hiring and/or retaining highly talented software engineers to develop and maintain our services. There is also significant competition for personnel who are knowledgeable about the accounting and legal requirements related to a NASDAQ listing, and we may encounter particular difficulty in hiring and/or retaining appropriate financial staff needed to enable us to comply with the internal control requirements under the Sarbanes-Oxley Act and related regulations.

        Any inability to successfully retain key employees and manage our personnel needs may have a material adverse effect on our business, financial condition and results of operations.

Growth in our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.

        We have limited experience with operations outside Russia and in 2011 derived only approximately 3% of our revenues from advertisers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. For example, in 2011 we launched operations in Turkey. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to new markets, including the following:

  •
  challenges caused by distance, language and cultural differences;

  •
  uncertainty regarding liability for services and content;

  •
  credit risk and higher levels of payment fraud in certain countries;

  •
  pressure on our operating margins as we invest to support our expansion;

  •
  currency exchange rate fluctuations and our ability to manage our currency exposure;

  •
  foreign exchange controls that might prevent us from repatriating cash earned in certain countries;

  •
  increased risk of claims for infringement of intellectual property;

  •
  potentially adverse tax consequences; and

  •
  higher costs and greater management time associated with doing business internationally.

        In addition, compliance with complex and potentially conflicting foreign and Russian laws and regulations that apply to our international operations may increase our cost of doing business and may interfere with our ability to offer, or prevent us from offering, our services in one or more countries. These numerous laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, sanctions, internal and disclosure control rules, data privacy and filtering requirements, labor relations laws, U.S. laws, such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations may result in fines; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot assure you that our employees, contractors or agents will not violate our policies. Any such violations may result in prohibitions on our ability to offer our services in one or more countries, and may also materially adversely affect our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, financial condition and results of operations.

        For example, legislative changes adopted in 2011 in Belarus require the use of resources located in Belarus to render services via the Internet in Belarus. This may result in a decrease in the numbers of our users, clients and partners in Belarus.

Fluctuations in currency exchange rates may materially adversely affect our business, financial condition and results of operations.

        The Russian ruble has experienced significant fluctuations against foreign currencies, including the U.S. dollar, in recent years. Although our revenues and expenses are both primarily denominated in Russian rubles, the majority of our rent expenses, including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, are imported and can therefore be materially affected by changes in the U.S. dollar to Russian ruble exchange rate. If the Russian ruble were to experience a prolonged and significant decline against foreign currencies, however, we could face material currency foreign exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

Financial results for any particular period are not necessarily indicative of results for future periods.

        Our historical results of operations may not be useful in predicting our future results. Our results of operations may fluctuate from period to period as a result of any of the risk factors described in this Annual Report and, in particular, due to:

  •
  economic conditions generally and those specific to the internet and online advertising, both in Russia and globally;

  •
  the level of use of internet search engines to find information;

  •
  the amount of advertising purchased and market prices for online advertising;

  •
  the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;

  •
  our ability to compete effectively for users, advertisers, partner websites and content; and

  •
  the proportion of our revenues generated on our websites relative to those generated through the Yandex ad network or through distribution partners, as a result of the revenue-sharing arrangements we enter into and the overall volume of advertising we provide to our partners.

Due to the seasonal nature of advertising spending, future results of operations may fluctuate from period to period and from quarter to quarter, which may cause our share price to decline.

        Advertising spending and user traffic tend to be seasonal, with internet usage, online spending and traffic historically slowing down during January, May and June and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates and may fall below market expectations in a given period, which may cause our share price to decline.

Index spammers could harm the integrity of our search results, which may damage our reputation, cause our users to be dissatisfied with our services and adversely affect our business, financial condition and results of operations.

        There is an ongoing and increasing effort by so-called "index spammers" to develop ways to manipulate internet search results. For example, because our search technology ranks a webpage's relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. We take this problem seriously because providing relevant information to users is at the core of our business and critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by malicious applications that interfere with or exploit security flaws in our services.

        Third parties have in the past attempted, and may in the future attempt, to use malicious applications to change our users' internet experience, including hijacking queries to our search engine, altering or replacing Yandex search results, or otherwise interfering with our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex.

        In addition, we offer applications and services that our users download to their computers or that they rely on to store information and transmit information to others over the internet. These services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user's computer or in our computer systems and networks. If our efforts to combat these malicious applications are unsuccessful, or if our services have actual or perceived vulnerabilities, our reputation may be harmed, our user traffic could decline, and our communications with certain users could be impaired, which could adversely affect our business, financial condition and results of operations.

        As with any other internet company, Yandex is at risk of becoming a target of cracking (efforts to defeat security or encryption protections), a distributed denial-of-service attack, or another computer attack, which could result in a temporary closing of the Yandex site or some of its services. Such an attack could also lead to the destruction or theft of information, including potentially confidential or proprietary information relating to Yandex's intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code. This information could potentially be valuable to our competitors or to search engine optimizers who are looking to improve their clients' site rankings within our search results pages. We are not presently aware of a situation where our code has been used in a way that would harm us, but we may be faced with such a situation in the future.

Certain technologies could block our ads, which may adversely affect our business, financial condition and results of operations.

        Third parties have in the past, and may in the future, employ technologies to block the display of ads on webpages. Ad-blocking technology, if used effectively, would reduce the amount of revenue generated by the ads we serve and decrease the confidence of our advertisers and Yandex ad network partners in our advertising technology, which may adversely affect our business, financial condition and results of operations.

If we fail to detect click fraud or other invalid clicks, we may face litigation and may lose the confidence of our advertisers, which may adversely affect our business, financial condition and results of operations.

        We are exposed to the risk of fraudulent and invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to access the underlying content, including clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a website for a reason other than to view the underlying content. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent click fraud and filter out fraudulent clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for clicks that are later attributed to click fraud. If we are unable to stop these invalid clicks, these credits to our advertisers may increase. If we find new evidence of past invalid clicks, we may retroactively issue credits to advertisers of amounts previously paid to our network partners. This negatively affects our profitability, and these invalid clicks may harm our brand.

As the internet evolves, an increasing amount of online content may be held in closed social networks or stored in proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.

        Social networks are becoming increasingly important players in the internet market, and have a significant degree of control over the manner and extent to which information on their websites can be accessed through third-party search engines. In addition, a large amount of information on the internet is provided in proprietary document formats such as Microsoft Word and Adobe Acrobat. The providers of the software applications used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology.

        If social networks or software providers take steps to prevent the inclusion of their content or documents in their formats from being searchable, this would mean that such content would not be included in our search results even if the content was directly relevant to a search. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites or documents in their format. If these parties also compete with us in the search business, they may give their search technology a preferential ability to search their content or documents in their proprietary format. Any of these results could adversely affect our brand, business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

        We rely on a combination of trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Historically, we have not sought patent protection for the intellectual property we have developed, but we are currently evaluating our strategy for seeking patent protection where appropriate. The protection of intellectual property rights in Russia and other markets in which we operate may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

        A number of internet, technology, media and patent-holding companies own or are actively developing patents covering search, indexing, electronic commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with online activities are likely to arise in the future. In addition, use of open-source software is often subject to compliance with certain license terms, which we may inadvertently breach.

        With respect to any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, and may significantly increase our operating expenses. We may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our service offerings and may be unable to compete effectively. We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

We may be subject to claims from our current or former employees for copyright-related matters, which are costly to defend and if lost by us could adversely affect our business, financial condition and results of operation.

        The software, algorithms and images that we use for the operation of our services were generally developed, invented or created by our former or current employees during the course of their employment with us and within the scope of their job functions. As a matter of Russian law, we are deemed to have acquired copyright over such products, and have the exclusive rights to their further use and disposal subject to compliance with certain requirements set in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been determined by the Russian courts. Therefore, former or current employees could either challenge the transfer of exclusive rights over the products developed by them or claim the right to additional compensation for their inventions, in addition to their employment compensation. Although we believe that we would prevail in any such actions, we cannot assure you that we would do so. Any successful claim could adversely affect our business, financial condition and results of operation.

We may be held liable to third parties for information or content displayed on, retrieved from or linked to our websites, or distributed to website users, which could harm our reputation and business.

        The law relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services such as email, chat rooms, hypertext links to third-party websites, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third parties may also seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

        From time to time we have received notices from individuals who do not want their names or websites to appear in our search results when certain keywords are searched. It is possible that we could be held liable when that information appears in our search results. Claims could also be brought against us for operating anti-spam technologies fighting spam on our search results and email service. If one of these complaints results in liability to us, it could potentially be costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention to these issues and related legislative proposals could harm our reputation or otherwise affect the growth of our business.

        We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright infringement. In such cases, we investigate the claims and any uploads that appear to infringe the rights of a third party are removed as a matter of policy. It is not possible to review all content linked to or posted on our websites, and the risk of infringement of third-party intellectual property rights remains. Our guidelines and procedures may not be effective in preventing the unauthorized posting of copyrighted material. There has been no legislation or settled court practice in Russia that provides clear guidance as to whether or under what circumstances hosting providers and administrators of websites and internet portals can be held liable for the unauthorized posting by users of copyrighted material.

        On September 1, 2012, a new law will come into force in Russia concerning the defense of children from harmful information. This law is ambiguous and there is no practice of implementation of such legislation in Russia, which may lead to a high degree of discretion on the part of governmental authorities in its implementation, as well as abuse of this law. Given these uncertainties, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with this law. In addition, we may be required to amend the terms of use with respect to some of our services in order to comply with these new restrictions.

Our ability to offer our services may be adversely affected by laws and regulations or user concerns regarding privacy and the protection of user data, any of which could materially adversely affect our business, financial condition and results of operations.

        Current or future Russian and foreign laws and regulations may govern the collection, use, sharing and security of data that we receive from our users and partners. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with current practice. If so, we could face fines or orders requiring that we change our operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations. Increasing public awareness of these issues could lead to further restrictions on the use of such data, which could in turn affect our search performance and therefore our ability to generate advertising revenue. In addition, it is our policy to protect the privacy of our users and to keep confidential the data they provide to us, and as a result we may choose not to exploit certain opportunities to maximize revenues in ways that could jeopardize our users' trust in us in this regard.

We rely on third-party providers for our principal internet connections and equipment critical to our internet properties and services, and any errors, failures or disruption in the products and services provided by these third parties may materially adversely affect our brand, business, financial condition and results of operations.

        Any disruption in the network access provided by third parties or any failure by them to handle current or higher volumes of use may significantly harm our business. We exercise little control over these third parties, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions and delays in service. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Any errors, failures, interruptions or delays experienced in connection with these third-party products and services may negatively impact our relationship with users and materially adversely affect our brand, business, financial condition and results of operations.

We may have difficulty scaling and adapting our existing technology architecture to accommodate increased traffic and technology advances or new requirements of our users and advertisers, which could adversely affect our business, financial condition and results of operations.

        With some of the most highly visited websites in Russia, we deliver a growing number of services and page views to an increasing number of users. In addition, the services we offer have expanded and changed significantly and are expected to continue to do so in the future to accommodate bandwidth-intensive technologies and means of content delivery, such as interactive multimedia and video. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to maintain the performance and reliability of our services. Rapid increases in the levels or types of use of our online services could result in delays or interruptions in our services.

        As we expand our services, we will need to continue to invest in new technology infrastructure, including data centers. We may have difficulty in expanding our infrastructure to meet any rising demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies, particularly in and around Moscow. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

We do not carry the insurance coverage commonly carried by companies in our industry, and as a result may experience substantial loss or disruption that could materially adversely affect our business, financial condition and results of operations.

        At present, we do not insure our data centers or carry business interruption or key man insurance, primarily because the high cost of insurance in Russia makes it more economically rational to self-insure. We also believe that our redundant data centers would allow us to avoid or minimize any potential business interruption. We do not maintain separate funds or otherwise set aside cash reserves for related losses. Any such loss could materially adversely affect our business, financial condition and results of operations.

A systems failure or human error could prevent us from providing search results or ads, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business.

        Although we have implemented network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers, which we maintain ourselves, are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, which could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

        From time to time, we have experienced power outages that have interrupted access to our services and impacted the functioning of our internal systems. Although we have installed back-up generators, these may not operate properly through a major sustained power outage or their fuel supply could be inadequate. Any unscheduled interruption in our service places a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not successfully reduce the frequency or duration of unscheduled downtime.

        In addition to physical damage and power outages, our systems are also vulnerable to human error. For example, in August 2011 we experienced a network outage resulting from human error, which resulted in more than 2 hours of system down time and which had a temporary negative effect on our search market share. Errors made by our employees in maintaining or expanding our systems may damage our brand and materially adversely affect our business, financial position and results of operations.

Our business depends on the continued development and maintenance of the internet infrastructure in the countries in which we operate.

        Our future success will depend on the continued development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. The internet infrastructure may be unable to support the demands placed on it by growing numbers of users and time spent online or increased bandwidth requirements. Any outages or delays resulting from inadequate internet infrastructure could reduce the level of internet usage as well as our ability to provide our services to users, advertisers and network partners, which could materially adversely affect our business, financial condition and results of operations.

We may seek to acquire complementary businesses, teams and technologies in the future, and may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy.

        We have limited experience with acquisitions, and the acquisitions we have made to date have been relatively small. For example, in November 2011 we completed the acquisition of SPB Software. See "Operating and Financial Review and Prospects—Recent Acquisitions". We continue to evaluate selected potential acquisitions and, from time to time, may engage in discussions regarding potential acquisitions. Any of these transactions may be material to our business, financial condition and results of operations. The acquisition and integration of new businesses or technologies pose significant risks to our existing operations, including:

  •
  additional demands placed on our management, who are also responsible for managing our existing operations;

  •
  increased overall operating complexity of our business, requiring greater personnel and other resources;

  •
  difficulties in expanding beyond our core expertise; and

  •
  significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses.

        The integration of new businesses may be difficult for a variety of reasons, including differing cultures or management styles, poor financial records or internal controls on the part of acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes in respect of under-performing assets.

        Moreover, our growth may suffer if we fail to identify suitable acquisition targets or are outbid by competing bidders. As a NASDAQ-listed company, we are subject to securities laws and regulations that, in certain circumstances, require that we file with the SEC audited historical financial statements for businesses we acquire that exceed certain materiality thresholds. Given financial reporting practices in Russia and other countries in which we operate, such financial statements are often not readily available or not capable of being audited to the standards required by U.S. securities regulations. As a result, we may be prevented from or delayed in pursuing acquisition opportunities that our competitors and other financial and strategic investors are able to pursue, which may limit our ability to implement our growth strategy.

If we are unable to license, acquire or create compelling content at reasonable costs, the number of users of our services may not grow as anticipated or may decline, which would adversely affect our business, financial condition and results of operations.

        Our future success depends in part upon our ability to aggregate and deliver compelling content. We license from third parties much of the content of our services, such as news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers this would likely result in a loss of user traffic. In addition, we may be required to make substantial payments to third parties from which we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations.

        Further, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline.

Our Yandex.Money service may be used for fraudulent, illegal or improper purposes, which could materially adversely affect our brand, reputation, business, financial condition and results of operations.

        Our online payment system is susceptible to fraud and to potentially illegal or improper uses, and we have on occasion identified or been informed of such uses in the past. These may include:

  •
  illegal online gambling;

  •
  fraudulent sales of goods or services or other merchant fraud;

  •
  illicit sales of prescription medications, controlled substances, alcoholic beverages or tobacco products;

  •
  software and other intellectual property piracy;

  •
  bank or securities fraud, identity theft or money laundering;

  •
  improper use of the service for business-to-business transactions;

  •
  child pornography or trafficking; and

  •
  other illegal or improper purposes.

        If we are unable to prevent, detect or otherwise adequately address fraud or other improper uses of Yandex.Money, users may lose confidence in the integrity and security of our service, which may result in a reduction in the number of users and transactions. Any negative publicity associated with the Yandex name in connection with such activities, including criminal proceedings against a user who conducts illegal activities using our services, could result in damage to our brand or reputation. If we are unable to manage these risks, our brand, reputation, business, financial condition and results of operations could be materially adversely affected.

Failure to maintain effective customer service may result in customer complaints and negative publicity about our Yandex.Money or other services and may adversely affect our business, financial condition and results of operations.

        Customer complaints or negative publicity about our services, or breaches of our customers' privacy and our security measures, could diminish consumer confidence in and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds in our Yandex.Money system, may damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we fail to maintain effective customer service, our reputation may suffer and we may lose our customers' confidence, which may adversely affect our business, financial condition and results of operations.

The inherent limitations of the available data regarding internet usage and online advertising may make it difficult to assess our markets and our market position.

        We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates regarding internet usage and penetration, and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Ukraine, Kazakhstan and Belarus are generally less consistent and reliable due to more limited measurement methods in those countries.

Risks Related to Doing Business and Investing in Russia and the Other Countries in which We Operate

Economic crises may materially adversely affect our business, financial condition and results of operations.

        The Russian economy was adversely affected by the global financial and economic crisis that began in the second half of 2008. The total spending on media advertising in Russia decreased by 42% in dollar terms and 26% in ruble terms in 2009 compared to 2008. Although economic conditions have improved, the medium-term outlook is unsettled and we cannot assure you that the recovery of the economy in Russia and the other countries in which we operate will be sustained. Moreover, any renewed deterioration of the international economic situation would likely negatively impact the economies in the countries in which we operate and, as a result, adversely affect the profitability of our business.

        In addition, the Russian economy is dependent on exports of natural resources, and therefore particularly sensitive to fluctuations in the world prices of crude oil, natural gas and other commodities. A sustained decline in the price of crude oil, natural gas and other commodities may further disrupt the Russian economy and result in reductions in consumer spending and therefore advertising spend.

        Global recession and any downturns in the markets in which we operate could reduce demand for our services, constrain our ability to find new users and advertising customers or retain existing ones and to collect payments from them, and may prevent us from executing our growth strategy. Adverse economic conditions may also hurt our liquidity, which may have a material adverse effect on our business, financial condition and results of operations.

Emerging markets, such as Russia, are generally subject to greater risks than more developed markets, and global financial or economic crises or turmoil in any large emerging market economy may have a material adverse effect on our business, financial condition and results of operations.

        Global financial or economic crises or financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging markets as investors move their money to more stable, developed markets. Future financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any future global or Russian financial crises.

Inflation may increase our costs and exert downward pressure on our operating margin.

        The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the annual inflation rate in Russia was 13.3% in 2008, 8.8% in 2009, 8.8% in 2010 and 6.1% in 2011, as measured by the consumer price index. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and we cannot assure you that these increases in cost will not negatively impact our operating margin.

The legal system in Russia and other countries in which we operate can create an uncertain environment for investment and business activity that could have a material adverse effect on the value of our Class A shares, our business, financial condition and results of operations.

        The legal framework supporting a market economy remains new and in flux in Russia and the other countries in which we operate and, as a result, the relevant legal systems can be characterized by:

  •
  inconsistencies between and among laws and regulations;

  •
  gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

  •
  selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

  •
  limited judicial and administrative guidance on interpreting legislation;

  •
  relatively limited experience of judges and courts in interpreting recent commercial legislation;

  •
  a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

  •
  inadequate court system resources;

  •
  a high degree of discretion on the part of the judiciary and governmental authorities; and

  •
  poorly developed bankruptcy procedures that are subject to abuse.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

        The untested nature of much of recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on the value of our Class A shares and our business, financial condition and results of operations.

The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is not well developed, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business.

        Although we believe that we have all material licenses and permits required to conduct our business, court interpretations and the applicability of Russian commercial legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations. In particular:

  •
  Current Russian law requires that a company hold a "telematics" license if it provides services for a fee by means of telecommunications services. We do not charge for the internet services we provide to our users and therefore believe we are not required to hold a telematics license; we do, however, generate revenue from ads directed to our users. It is possible that a Russian court or a government agency may construe our advertising revenue as an indirect "fee" and determine that we are required to hold a telematics license.

  •
  Russian businesses that use certain encryption technologies in their products and services may be required to obtain a license from the Russian Federal Security Service. We have encryption licenses in connection with our Yandex.Money service, although we cannot assure you that that we will be able to maintain these licenses or ensure compliance with all applicable requirements. We could be subject to administrative liability if the relevant authorities were to determine that we delivered encryption services without proper authorization prior to the time when we obtained such licenses.

  •
  Russian law requires that "mass media" businesses be registered with the applicable governmental authority. Although Russian law does not specifically include internet enterprises in the list of mass media businesses, several internet businesses that publish news have been required to obtain an electronic mass media registration. Our principal operating subsidiary, which operates our search and most of our other user services, does not hold a mass media registration. As an aggregator of various news sources, we do not believe that we require a mass media registration for such services. If the applicable authorities were to determine otherwise, our principal operating subsidiary would be required to obtain an electronic mass media registration and may be required to pay fines for non-compliance. Obtaining and maintaining such registration may be burdensome and costly, and may adversely affect our business.

        We may have to apply for additional licenses, permits or registrations to comply with new or existing legal requirements, which may be costly or may limit our flexibility to run our business. If we fail to obtain and maintain required licenses, permits or registrations, we may face fines, penalties or sanctions. These may include a requirement that we cease certain of our business activities, administrative penalties or criminal prosecution of our officers. In addition, we might be unable to immediately comply with new regulations upon their implementation.

We may be subject to laws that impose restrictions on the collection and distribution of certain types of personal and other data via the internet, which may affect our ability to flexibly manage our business or make it more costly to do so, or subject us to fines or other penalties.

        Current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

        Collection and handling of personal data by any entity or person in Russia must be performed in compliance with certain requirements and restrictions, including obtaining written consent from the relevant individual and using technical and encryption means for the protection of personal data. In addition, subject to several exemptions, a notification must be made to the appropriate Russian governmental body, Roscomnadzor, to process personal data. We do not collect or perform any operations on our users' personal data, except when such collection or processing is necessary for the purposes of carrying out our contractual obligations to them. Due to the absence of established court practice and official guidelines on the application of exemptions, however, we cannot assure you that the regulator may not take a view that we nevertheless have to file a notification or comply with other requirements. The regulator has recently expressed the view that our subsidiary Yandex.Money should file a notification; we are currently evaluating this position. If we are ultimately required to file such a notification or otherwise are determined to be subject to the rules regarding the collection and handling of personal data, we may be required to use special technical facilities and equipment and to adopt extensive internal compliance rules for the protection of personal data, which may adversely affect our ability to flexibly manage our business or make it more costly to do so.

Our Yandex.Money system will become subject to new Russian financial services regulations effective from October 2012, which may impose additional costs or administrative burdens on us or affect our ability to operate our Yandex.Money system.

        Legislation adopted in 2011 regulating e-payment systems in Russia will come into force in October 2012. In order to comply with this legislation, Yandex.Money will be required to form an affiliated non-banking credit organization, which will be required to obtain the necessary credit license, or will otherwise have to enter into partnership arrangements with another such institution. We cannot guarantee that we will be able to obtain the necessary authorizations, or successfully enter into an appropriate partnership with a licensed entity, as may be required in order to operate our Yandex.Money system in compliance with this new legislation.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.

        Russian law prohibits the sale and advertising of certain products, such as illegal drugs. In addition, advertising for certain regulated products and services may only be conducted by, or on behalf of, advertisers who otherwise possess the licenses required to market and sell such products and services. Ads for certain products and services, such as alcohol, tobacco, pharmaceuticals and financial services, as well as ads aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure. The application of these laws to parties, such as our company, that merely serve or distribute such ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve. See "Information on the Company—Government Regulation".

        The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted, to restrict the use of behavioral targeting in online advertising, this may significantly limit our ability to enhance the targeting of our advertising, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and therefore our revenues.

Our need to comply with applicable Russian laws and regulations could hamper our ability to offer services that compete effectively with those of our foreign competitors and may adversely affect our business, financial condition and results of operations.

        Many of our global competitors, such as Google, Microsoft and Yahoo!, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia. Russian laws and regulations that are applicable to us, but not to our foreign competitors, may impede our ability to develop and offer services that compete effectively with those offered by our foreign-based competitors and generally available worldwide over the internet. For example, our foreign competitors may be able to offer certain content that is now, or may in the future be, restricted by Russian law. Any inability on our part to offer services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

Russian authorities could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

        The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that the anti-monopoly authorities have not to date addressed internet advertising in Russia. If and when they do so, they may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our annual revenues in the internet advertising market for the previous year. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

Russian securities law may require us to list our securities on a stock exchange in Russia, which could impose additional administrative burdens on us and decrease the liquidity of trading in our shares on NASDAQ.

        Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. Our parent company Yandex N.V., whose Class A shares are listed on the NASDAQ Global Select Market, is not covered by such requirement, as it is incorporated outside Russia. The Russian securities regulator, the Federal Service for Financial Markets, has at various times officially emphasized that foreign issuers with substantial assets in Russia should undertake concurrent listings in Russia, and has proposed to change the securities regulations with the view to making such requirement mandatory. As a result, we can provide no assurance that we will not experience pressure to list our shares in Russia, which may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in our shares on the NASDAQ Global Select Market.

The pending presidential election in Russia creates a degree of political and commercial uncertainty, which may adversely affect our ability to implement our business plan in the near term.

        The next presidential election in Russia is scheduled for March 4, 2012. That election may create a degree of uncertainty regarding political, regulatory, administrative and commercial priorities in the medium term, which could harm our business.

Businesses in Russia, especially high-profile companies, may be subject to aggressive application of contradictory or ambiguous laws or regulations, or to politically motivated actions, which could materially adversely affect our business, financial condition and results of operations.

        Many commercial laws and regulations in Russia are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a high degree of discretion in Russia and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

        The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company's stock price. Government officials may apply contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia.

        High-profile businesses in Russia, such as ours, can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to effect changes of control. Although we believe that our content neutrality lessens the risk of politically motivated actions against us, we cannot guarantee that we will not be affected by politically motivated actions that could materially adversely affect our operations. Moreover, although our Yandex.News service aggregates content by algorithm, without regard to viewpoint, other parties may perceive our Yandex.News service as reflecting a political viewpoint or agenda, which could subject us to politically motivated actions.

Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party.

        In May 2008, the Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" (the "Strategic Companies Law") came into force in Russia, which restricts foreign ownership of companies involved in certain strategically important activities in Russia. Although the internet is not an industry specifically covered by the Strategic Companies Law, companies that hold licenses to use encryption technologies are covered by this law. Our Yandex.Money subsidiary holds encryption licenses and is therefore covered by the Strategic Companies Law. As a result, our parent company, Yandex N.V., is likely covered by the Strategic Companies Law.

        Under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government, or international organization, or the acquisition of more than 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies, requires the prior approval of a Russian government committee chaired by the Prime Minister. In addition, foreign investors or their group companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning more than 50% of the voting power of a strategically important company. Moreover, the acquisition of 5% or more of the shares of a strategically important company triggers a notification requirement to the Federal Antimonopoly Service. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

        Because our parent company, which holds 100% of the shares of Yandex.Money, held such shares at the time that Yandex.Money became a strategically important company, we believe that our ownership of Yandex.Money is in compliance with the Strategic Companies Law. Given our ownership of Yandex.Money, however, our parent company is likely also subject to the Strategic Companies Law. If we are subject to the Strategic Companies Law, any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government international organization that seeks to acquire more than 25% of the voting power of our outstanding Class A and Class B shares (taken together) or any non-Russian party unaffiliated with any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization that seeks to acquire more than 50% of the voting power of our outstanding Class A and Class B shares (taken together) would need to obtain the requisite approval of the Russian government committee. Moreover, a non-Russian government entity would be prohibited from acquiring more than 50% of the voting power of our outstanding Class A and Class B shares (taken together).

        These restrictions on ownership of our shares would be in addition to the restrictions on ownership of our shares provided for in our articles of association. See "—Risks Related to Ownership of our Class A Shares—Our board of directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions," "—Anti-takeover provisions in our articles of association and the shareholders agreement among our existing shareholders may prevent or delay change-of-control transactions."

Businesses in Russia can be subject to aggressive actions by financial groups seeking to obtain control through the exercise of economic or political influence or government connections.

        Well-funded, well-connected financial groups and so-called "oligarchs" have, from time to time, sought to obtain operational control and/or controlling or minority interests in attractive businesses in Russia by means that have been perceived as relying on economic or political influence or government connections. We may be subject to such efforts in the future and, depending on the political influence of the parties involved, our ability to thwart such efforts may be limited.

Civil or military conflicts or material disruptions in the political relations between Russia and the other countries of the CIS may adversely affect investments in Russia, which may cause the market price of our Class A shares to decline.

        Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflict between Russia and other countries of the CIS, and in regions of the Russian Federation, such as Chechnya. Moscow experienced terrorist attacks in 2010 and early 2011, for example, that were perceived as being politically motivated. In addition, the relationship between Russia and Ukraine has experienced extended periods of strain. Political tensions, military conflicts or other material disruptions in Russia or between Russia and other CIS countries can adversely affect prices of shares of companies operating in Russia and, as a result, may cause the market price of our Class A shares to decline.

The Russian banking and financial system remains less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business, financial condition and results of operations.

        Russia's banking and other financial systems are less well developed and regulated than in some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms.

        As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Some of our counterparties provide limited transparency in their operations, which could subject us to greater scrutiny and potential claims from government authorities.

        We do business with a number of companies, especially small companies, that do not always operate in a fully transparent manner and that may engage in aggressive or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have on occasion been approached by government authorities regarding potential tax claims or other compliance matters in connection with such transactions. As a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we had knowledge of or aided such practices even when we did not.

Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and results of operations.

        There have been significant changes to the Russian taxation system in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new chapters of the Tax Code of the Russian Federation. Russian tax authorities have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, can lead to penalties. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our future results of operations, financial condition or cash flows in a particular period.

        The tax environment in Russia historically has been complicated by contradictions in Russian tax law. For example, tax laws are unclear with respect to the deductibility of certain expenses and, at times, we may have taken a position that may be considered aggressive by tax authorities, but that we consider to be in compliance with current law. This uncertainty could result in a greater than expected tax burden and potentially exposes us to significant fines and penalties and enforcement measures, despite our best efforts at compliance. Generally, taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out. Tax audits are routinely undertaken at least every two years. A tax audit of our principal Russian subsidiary for 2008 and 2009 was completed in 2011. Upon completion of this audit, the Russian tax inspectorate issued a claim related to the alleged underpayment of penalties and interest on withholding taxes in the amount of RUR 10 million. We paid the amount claimed in full in 2011.

        The Russian tax system imposes additional burdens and costs on our operations in Russia, and complicates our tax planning and related business decisions. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in Russia or fines, penalties and enforcement measures. This may materially adversely affect our business, financial condition and results of operations.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty.

        In accordance with Russian legislation, dividends paid by a Russian entity to a nonresident shareholder that is a legal entity are subject to Russian withholding tax at the rate of 15%. The Netherlands-Russia tax treaty generally reduces that rate to 5% for corporate shareholders that are tax resident in the Netherlands, provided that they do not have a permanent establishment in Russia and that certain other conditions, which we believe we satisfy, are met.

        Yandex N.V. is incorporated in the Netherlands and our principal operating subsidiaries are incorporated in Russia. Our management seeks to ensure that we conduct our affairs in such a manner that our parent company is not regarded as tax resident in any jurisdiction other than the Netherlands and, in particular, is not deemed to be a tax resident of, or to have a permanent establishment in, Russia. Thus, dividends paid from our Russian operating subsidiaries to our parent company should generally be subject to Russian withholding tax at a 5% rate. If our parent company were not treated as a Dutch resident for tax purposes or if it were deemed to have a permanent establishment in Russia, or if the Russian tax authorities were to determine that other conditions for the application of the 5% rate are not met, dividends paid from our Russian operating subsidiaries to our parent company would be subject to Russian withholding tax at the rate of 15%. Prior to our corporate reorganization in 2007, our parent company was incorporated in Cyprus and dividends were paid to that company in reliance on similar provisions under the Cyprus-Russia tax treaty.

        Our Russian operating subsidiaries have paid dividends to our parent company in reliance on the provisions of both the Netherlands-Russia tax treaty and the Cyprus-Russia tax treaty. Russian tax rules, however, are characterized by significant ambiguities and limited interpretive guidance and are subject to change, and we can provide no assurance that dividend withholding tax relief may not be challenged by the Russian tax authorities based on the grounds mentioned above. Furthermore, Russian tax rules regarding residency are currently under review and may change, thus triggering changes in taxation of dividends from our Russian subsidiaries to our parent company in the future.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

        Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. Our inter-company dividend policy stipulates distribution of up to 50% of the current net profit for the year to our Dutch parent company. However, we did not pay any inter-company dividends in 2011 due to a change in our treasury policy following our initial public offering. Under our revised treasury policy, we are seeking to achieve an approximately even balance between the value of our U.S.-dollar and Russian-ruble denominated holdings of cash, cash equivalents, term deposits and debt securities. Because our U.S.-dollar denominated holdings still account for approximately 60% of our cash, cash equivalents, term deposits and debt securities, we are continuing to accumulate rubles in Russia in 2012.

        We currently deem any earnings remaining after our annual distribution to be permanently reinvested by our principal Russian operating subsidiary outside of the Netherlands and, accordingly, we have not recorded a deferred tax liability on these unremitted earnings. If circumstances change and we are unable to reinvest in that subsidiary's current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2011, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUR 13,599 million. The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUR 680 million as of December 31, 2011. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Ambiguities in Russian law regarding payments to individuals who are Yandex ad network partners may create employment-related tax obligations or require us to limit network partnership and may adversely affect our business, financial condition and results of operations.

        Ambiguities in Russian law make it difficult to structure payments to third-party individuals without creating a deemed employer-employee relationship. Many of our Yandex ad network partners are individuals who own and operate their own websites. We have contractual relationships with third parties, including advertising agencies, who act as aggregators and that make payments to individual Yandex ad network partners for the fees to which they are entitled in connection with the ads we serve on their websites. In the event that an aggregator fails to make any required tax withholding or otherwise comply with applicable laws in respect of such payments, the authorities might seek to hold us liable. In addition, because of ambiguities in the law, a Russian court or agency might elect to disregard these aggregators and construe our indirect payments to any such individual as creating an employer-employee relationship between us and that individual, with associated tax obligations. If Russian law were interpreted in such a way, and if we were not able to develop a method of paying individual partners without triggering this law, we would most likely limit partnership in the Yandex ad network to legal entities and businesses to reduce our exposure to potential liability. This would result in fewer partners in the Yandex ad network, and may adversely affect our business, financial condition and results of operations.

Risks Related to Ownership of our Class A Shares

The price of our Class A shares has been and may continue to be volatile. Market fluctuations specific to high-growth technology companies may affect the performance of our Class A shares and could expose us to potential securities litigation, which could result in substantial costs and a diversion of our management's attention and resources.

        The market for technology and other growth companies has experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

        The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

  •
  quarterly variations in our results of operations or those of our competitors;

  •
  fluctuations in our share of the internet search market;

  •
  announcements of technological innovations or new services and media properties by us or our competitors;

  •
  the emergence of new advertising channels in which we are unable to compete effectively;

  •
  changes in governmental regulations;

  •
  disruption to our operations or those of our partners;

  •
  our ability to develop and launch new and enhanced services on a timely basis;

  •
  commencement of, or our involvement in, litigation;

  •
  any major change in our directors or management;

  •
  changes in earnings estimates or recommendations by securities analysts;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us; or

  •
  general economic conditions and slow or negative growth of related markets.

        Additionally, volatility or a lack of positive performance in the price of our Class A shares may adversely affect our ability to retain key employees, some of whom have been granted equity awards.

        In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

The concentration of voting power with our principal shareholders, including our founders, directors and senior management, limit your ability to influence corporate matters.

        Our Class B shares have ten votes per share and our Class A shares have one vote per share. Our founders, directors and senior management (and their affiliates) together own 66.3% of our outstanding Class B shares and 10.6% of our outstanding Class A Shares, representing in the aggregate 61.2% of the voting power of our outstanding shares. In particular, our two founders, Mr. Volozh and Mr. Segalovich, directly or indirectly control 30.0% of our outstanding Class B shares representing 27.3% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founders, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. Because of this multiple class structure, these persons will continue to exert significant control over all matters submitted to our shareholders for approval even if they come to own fewer than 50% of our outstanding shares by number.

        In addition, our principal shareholders are parties to a shareholders agreement that, among other things, requires them to vote to elect those directors nominated by our board of directors for election or re-election, and limits their ability to vote in favor of amendments of the anti-takeover provisions of our articles of association. This concentrated control limits your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected.

Our board of directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions.

        Our board of directors has the right, acting by simple majority, to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of shares representing 25% or more, in number or voting power, of our outstanding Class A and Class B shares (taken together). If our board grants its approval of such share accumulation, the matter is then submitted to the holder of our priority share, which has a further right of approval of such accumulation of shares. In addition, any decision by our board of directors to transfer all or substantially all of our assets to one or more third parties, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the priority shareholder.

        Any holding, transfer or acquisition by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of Class B shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), without the prior approval of our board of directors, first, and then the priority shareholder, will be null and void. The acquisition of shares in excess of the thresholds permitted by our articles of association will be subject to certain notification requirements set forth in our articles of association. Failure to comply with those terms would render the transfer of such shares null and void. In addition, the holders of such shares would not be entitled to the dividend or voting rights attached to their excess shares. The rights of our board of directors and our priority shareholder to approve accumulations of stakes in our company may prevent or delay change-of-control transactions.

Anti-takeover provisions in our articles of association and the shareholders agreement among our principal shareholders may prevent or delay change-of-control transactions.

        In addition to the rights of our board and of the priority shareholder to approve the accumulation of stakes of 25% or more, as described above, our multiple class share structure may discourage others from initiating any potential merger, takeover or other change-of-control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

  •
  the staggered three-year terms of our directors, as a result of which only one-third of our directors are subject to election in any one year;

  •
  a provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;

  •
  the authorization of a class of preference shares that may be issued by our board of directors in such a manner as to dilute the interest of any potential acquirer;

  •
  requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;

  •
  minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be very difficult for Class A shareholders to meet given our multiple class share structure; and

  •
  supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

        In addition, the provisions of the shareholders agreement described above could have the effect of preventing or delaying a takeover of our company.

        The Dutch public offer rules, which impose substantive and procedural requirements in connection with the attempted takeover of a Dutch public company, only apply in the case of Dutch target companies that have shares listed on a regulated market within the European Union. We have not listed our shares, and do not expect to list our shares, on a regulated market within the European Union, and therefore these rules do not apply to any public offer for our Class A shares.

Our Class A shares may not be traded on any exchange outside the United States.

        Our Class A shares are listed only in the United States on the NASDAQ Global Select Market and we have no plans to list our Class A shares in any other jurisdiction. As a result, a holder of our Class A shares outside the United States may not be able to effect transactions in our Class A shares as readily as the holder may if our securities were listed on an exchange in that holder's home jurisdiction.

We rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder differ from the rights you would have as a shareholder of a domestic U.S. issuer.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. We follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

        As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the

NASDAQ Global Select Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

New legislation in the Netherlands will introduce a one-tier board structure into Dutch law and, as a result, we may have to change certain board procedures and our board composition.

        We currently have a one-tier board with executives and non-executives. Though a one-tier board is not uncommon for Dutch companies, there has historically been no statutory basis for this. Newly adopted legislation will introduce into Dutch law a one-tier board structure; this change is expected to become effective in July 2012. We may have to change our board composition to reflect restrictions contained in this legislation regarding the maximum number of board memberships an individual may hold and a requirement that 30% of the members of a company's board of directors must be women.

Risks for U.S. Holders

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

        Based on our gross income and average value of our gross assets and the nature of our business, we believe that we were not considered a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for the 2011 tax year, and do not expect to be considered a PFIC in the foreseeable future. However, our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Class A shares, which may continue to fluctuate significantly). If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.

        We have only very limited operations in the United States, most of our assets are located in Russia, our company is incorporated in the Netherlands, and most of our directors and senior management are located outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. Although arbitration awards are generally enforceable in Russia and the Netherlands, and Russian courts may elect to enforce foreign court judgments as a matter of international reciprocity and judicial comity, you should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in Russia or the Netherlands. There is no mutual recognition treaty between the United States and the Russian Federation or the Netherlands, and no Russian federal law or Dutch law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia or the Netherlands.

The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

        Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of members of our board of directors under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of Yandex, its shareholders, its employees and other stakeholders and not only those of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders.

        In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

Item 4.    Information on the Company.

History and Development of the Company; Organizational Structure.

        Our founders began the development of our search technology in 1989, and launched the yandex.ru website in 1997. Our principal Russian operating subsidiary, Yandex LLC, was formed in 2000, as a wholly owned subsidiary of our former Cypriot parent company. In 2007, we undertook a corporate restructuring, as a result of which Yandex N.V. became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is in The Hague, the Netherlands, and its business office is at Laan Copes van Cattenburch 52, 2585 GB The Hague, the Netherlands. The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel. +7-495-739-7000).

Business

Our Business

        We are the leading internet company in Russia, operating the most popular search engine and the most visited website. We generated 63.3% of all search traffic in Russia in 2011 and 60.6% in December 2011, and our Yandex sites attracted 45 million unique visitors in December 2011. We also operate in Ukraine, Kazakhstan, Belarus and Turkey. Our mission is to answer any question internet users may have. To that end, we utilize our capabilities in applied mathematics and data analysis and our in-depth knowledge of the languages, cultures and preferences of internet users in our markets to develop advanced search technology and information retrieval services. We also aggregate and organize extensive local, national and international content and offer a broad range of additional services. Our search and many of our services are location-based and are available in versions tailored for mobile and other digital platforms and devices.

        Benefiting from Russia's long-standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company. For over 20 years, our founding team has been developing and optimizing search technology, which has formed the core of our business and helped Yandex become one of the best known brands in Russia. Our users are our first priority, and we are committed to advancing our technology to continuously improve their internet experience.

        Our search engine uses our proprietary algorithms to provide relevant results, which we structure and present in an editorially neutral and user-friendly manner. With a focus on our principal geographic markets, our search technology allows us to provide local search results in more than 1,400 cities. We also feature "parallel" search, which presents on a single page the results from both our main web index and our specialized information resources, including news, shopping, blogs, images and videos. We offer convenient access to our search engine through personal computers, mobile phones, tablets, and navigation and other digital devices. We also offer a wide range of specialized search, personalized and location-based services, including Yandex.News, Yandex.Market, Yandex.Mail and Yandex.Maps.

        Our homepage attracted over 40 million unique visitors in December 2011, accounting for 76% of the Russian internet audience in December 2011, according to comScore, and provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, personal email and other services. Our homepage can easily be customized by users to address their individual interests.

        We derive substantially all of our revenues from online advertising. We enable advertisers to deliver targeted, cost-effective ads that are relevant to our users' needs, interests and locations. Most of our revenues are derived from text-based advertising, which uses keywords selected by our advertisers to deliver ads based on a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics. We derive a smaller portion of our revenues from display advertising, which principally consists of graphical ads that appear on specific webpages. Our ads are clearly marked and are separate from our organic search results and from the content of the webpages on which they may also appear. We do not serve intrusive ads, such as "pop-ups," that might detract from our users' experience.

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and us and extend the audience reach of our advertisers. Our Yandex.Direct service, the largest automated, auction-based system for the placement of text-based advertising in Russia, makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. We served ads for more than 173,000 advertisers in the fourth quarter of 2011 and more than 270,000 in the full year 2011, compared with more than 120,000 in the fourth quarter of 2010 and 180,000 in the full year 2010, including many small and medium-sized businesses throughout Russia and the other countries in which we operate.

Our Services for Users

        We offer a broad range of search, location-based, personalized and mobile services that are free to our users and that enable them to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices.

  Yandex Search

        Our search engine offers almost instantaneous access to the vast range of information available online. We utilize linguistics, mathematics and statistical analysis to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users. Our advertising services do not affect the way we generate or rank our organic search results because we do not accept payment for rankings or for inclusion in our organic search results, or allow parties to pay to include additional pages in our web indexes. Our antispam protection detects and downgrades pages with low informational content, made-for-advertising and "doorway" sites, pages with pop-under banners, content farms and scraped-content pages. We do not manipulate or interfere with our search algorithms in order to favor paid or affiliated sites or services, including those of our Yandex ad network partners, and do not adjust for political censorship. We supplement the results from our main web index with results from our "parallel" search system, which blends listings from all available Yandex specialized and vertical searches according to their relative relevance, such as Yandex.News, Yandex.Market, Yandex.Maps, Yandex.Music, Yandex.Image and Yandex.Video. Yandex search is responsive to real-time queries, recognizing when a query requires the most current information, such as breaking news or the most recent post on Twitter on a particular topic. We have enhanced the social component of search by integrating data from the largest Russian social networks. We constantly measure and monitor key parameters of our search to assess and ensure its quality. Based on our internal statistics and analysis of our own and competitors' services, we believe that our search consistently demonstrates high quality in areas such as navigational search for specific webpages, spell checker precision, location of original source documents, low level of spam returned, and the size and comprehensiveness of our index.

        In 2010, we launched yandex.com, our platform for beta testing and improving non-Russian language search, and in 2011, we launched yandex.com.tr, our Turkish language search product. We seek to enhance our search capabilities by regularly expanding our algorithms to process additional languages, including most European languages, and our index of international webpages.

  Yandex Homepage

        Our homepage provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as to their implicit questions through current news, weather and road traffic reports, TV and movie schedules, and other services. In December 2011, our homepage had 40 million unique visitors, according to comScore.

        We enable users to easily customize our homepage to their personal interests. Users can select from more than 8,000 third-party and proprietary "widgets" (add-on web applications) to add to our homepage. Roughly one out of every five Yandex users chooses to customize the Yandex homepage.

        We also offer localized homepages for specific geographic markets. We launched our Ukrainian homepage yandex.ua in 2005, our Kazakh homepage yandex.kz in 2009, our Belarusian homepage yandex.by in 2010 and our Turkish homepage yandex.com.tr in 2011. Yandex automatically detects users' locations based on their IP addresses and defaults to the relevant local homepage. We are focused on providing an increasing amount of content in the local language and believe that we provide better support for local language search in these markets than our competitors. According to comScore, in December 2011, yandex.ua had 9.6 million unique visitors, yandex.kz had 2 million unique visitors, yandex.by had 2.8 million unique visitors, and yandex.com.tr had 1.3 million unique visitors.

  Specialized Search Services

        In addition to our core search engine, we offer the following specialized search services:

  •
  Yandex.News.  Our news aggregation and information service, the most visited online news aggregation service in Russia, providing a comprehensive media overview for our Russian, Ukrainian and Turkish audiences, aggregating and presenting local, national and international news, currently from more than 4,000 news sources worldwide. The selection of news is fully automated and neutral from an editorial perspective.

  •
  Yandex.Market.  Our price comparison service, the most popular such service in Russia, providing product information, price comparisons and consumer-generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and "brick-and-mortar" retailers, and currently feature more than 150 product categories and more than 600,000 product makes and models.

  •
  Other Specialized Search.  We provide numerous other targeted and seasonal search services, including for images, video, music, theatre, television, weather, jobs, transportation, cars and real estate.

  Email

        Yandex.Mail.    Yandex.Mail provides users fast and easy access to their email accounts, featuring social authentication via their accounts on VKontakte, Odnoklassniki, Facebook, Google, Mail.ru or Twitter, through a dynamic user interface, instantaneous message display and unlimited storage space. A number of features are available to enhance users' experience, including threaded and unthreaded views; Autotagging, which automatically recognizes and tags certain types of emails (for example, those from social networks, e-tickets and calendar events); Smart first lines, which allows our users to see the first line of any email in their inbox without having to open it; and Address book, which recognizes and links both Latin and Cyrillic transliterations of names, and aggregates all emails from the same sender regardless of the language used.

        Our mobile "push-email" technology allows for the instantaneous delivery of new emails to mobile inboxes. Users can also send and receive instant messages and communicate their coordinates through Yandex.Maps, and the service recognizes and allows users to call phone numbers in emails. Yandex.Mail also offers users the ability to create personal domain email accounts, with all the features available to users of Yandex.Mail.

        We seek to offer email free of spam and viruses, and our users can choose not to view ads on this service. Our users' accounts in Yandex.Mail are protected by Spamooborona, Yandex's proprietary server-side spam filtering solution, which performs comprehensive analysis of thousands of email properties, measuring their significance and ensuring precise filtering of spam, while distinguishing legitimate emails including legitimate automated or list mails. Spamooborona also adaptively "learns" a user's personal preferences so that it can effectively include or filter out emails based on their individual history. Yandex.Mail is also equipped with Dr.Web, a popular third-party Russian antivirus program.

        In December 2011, Yandex.Mail had 17.6 million users, according to comScore. We believe this makes us the second largest provider of free email services in Russia.

  Maps and Location-based Services

        Yandex.Maps.    Our map service is the most popular map service in Russia, with 13.9 million unique visitors in December 2011.

        This service provides high-quality, detailed maps of more than 200 cities and towns in Russia and approximately 60 cities in Ukraine, Kazakhstan and Belarus, as well as a detailed map of Turkey. In addition to graphical maps, we offer satellite images and hybrid maps (an amalgamation of satellite images and graphic maps), panoramic views, public transportation routes and driving directions in browsers and mobile device applications.

        Our mobile version of Yandex.Maps allows users to determine their current location, to find a nearby business, to monitor road traffic congestion along particular routes and to determine the best routes based on real-time road traffic congestion updates. Mobile Yandex.Maps is available on a variety of mobile platforms. Under our agreements with Beeline and Megafon, the largest mobile telecom operators in Russia, their users are not charged for data usage while using our maps service. We believe that Yandex.Maps is among the most popular mobile applications in Russia.

        Yandex.Maps is also available via application programming interfaces, or APIs, which allow web developers to embed and use interactive maps in third-party websites for free, together with the ability to add extra layers of information—for example, to offer a map showing the location of a restaurant or a hotel.

        We have partnerships with local directories that allow us to integrate local business listings, recommendations and user reviews in our maps, and have recently launched our Geo-Direct Business Directory service to enable advertisers to pay for premium placement in order to enable users to find them more easily.

        We relied exclusively on third-party providers for our map data until July 2010, when we acquired one of the leading map data suppliers in Russia, GIS Technologies. This cartographic company owns the technology and licenses to create and edit maps from raw data, including satellite images, GPS tracks and live user feedback. By bringing in-house a team of skilled cartographers and all the necessary governmental licenses to gather and present map data and create our own maps, we seek to enhance and streamline our map production and maintenance processes, which will enable us to keep our maps fresh and up-to-date and to offer improved location-based services to our users.

        We also offer real-time road traffic congestion monitoring in key cities through Yandex.Traffic, the most popular service of its kind in Russia. We were the first service in Russia, and we believe one of the first in the world, to use GPS data from users' mobile devices (in anonymous form and with user consent) in assembling our real-time congestion information.

Mobile Applications

        We offer downloadable applications for the most popular mobile and digital platforms and devices, and have introduced mobile versions of many of our services. We support mobile phones, tablet devices, internet-connected TVs and navigation devices. Our mobile apps include Yandex.Maps, Yandex.Search for Mobile, Yandex.Mail, Yandex.Money, Yandex.Market, Yandex.Taxi, Yandex.Fotki, Yandex.Metro and Yandex.Timetables.

        Yandex is currently included as the default search engine on certain mobile handsets sold in Russia, including most notably the Windows Phone 7 smartphones by Nokia and HTC and Samsung's Bada-based devices. We believe that these efforts are an important part of our overall marketing strategy and serve to increase our user base.

        We are continuing to expand the scope of our mobile offering with respect to both apps and platforms. In November 2011, we acquired SPB Software, which will enable us to expand our offerings for the Android platform.

Desktop Applications

        All of our desktop applications are available for free and serve to increase both overall usage of our services and awareness of our brand, and include the following:

  •
  Yandex.Bar.  Our specialized toolbar for web browsers, offering fast and convenient search and access to updates from personalized services such as Yandex.Weather and Yandex.Traffic. Yandex.Bar is compatible with most popular web browsers, including Mozilla Firefox, Internet Explorer, Safari, Opera and Chrome.

  •
  Punto Switcher.  Our automatic Russian-to-English and English-to-Russian keyboard layout switcher. Punto Switcher automatically detects the language used and switches the keyboard layout as required. It also allows modifications of standard key combinations for basic computer commands.

  •
  Customized Browser Versions.  We offer customized versions of Yandex.Search and other Yandex features and services for most popular browsers, including Mozilla Firefox, Internet Explorer, Opera and Chrome.

Server Applications

  •
  Yandex.Server.  Our server application for indexing and searching files in various popular formats on web servers, local networks and database management systems.

Our Monetization and Advertiser Services

        We offer advertisers both text-based advertising and display advertising. We also offer Yandex.Market, our price comparison service, which provides another platform for retailers to reach consumers in a highly targeted manner.

        Text-based ads are principally targeted to the particular user query, the content of a particular website or webpage being viewed or user behavior or characteristics and are generally used to generate specific sales. Such ads are clearly marked as paid advertising and are separate from our organic search results. Display ads, which principally consist of graphical ads that appear on specific pages, are generally used to increase brand awareness or generate demand for particular products or services. Most of our revenues are generated from text-based advertising, on a pay-per-click basis, with a smaller portion generated from display advertising, based on the number of impressions delivered. In addition to targeting ads on the basis of user queries and website content, we are also able to target ads on the basis of users' demographics as well as behavioral patterns, characteristics and locations, and have developed algorithms that can predict with a high degree of accuracy the age and gender of a user based on online behavior.

        We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws, with the goal of providing ads that serve as additional information resources for our users.

  Yandex.Direct

        Yandex.Direct is our auction-based advertising placement service, which uses the most advanced auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost-effectively deliver relevant text-based ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex ad network. Yandex.Direct enables advertisers to present ads to users at the precise moment they are looking for information related to the advertiser's product or service. Advertisers may use our automated tools, often with little or no assistance from us, to create text-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, low-cost online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may access Yandex.Direct through interfaces in Russian, Ukrainian and English. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns.

        Text-based ads on the search engine results page (SERP) appear in one of three general categories: top placement (appearing above the organic search results), guaranteed placement and rotation (both appearing to the right of the organic search results). Placement in a particular category is determined by the revenue generation potential of the ad—its cost-per-thousand-SERPs (CPT), which is a product of the click-through-rate (CTR) and the cost-per-click (CPC). Within a given category, ads are ranked based on their CPC. To get into the top placement, ads must have the highest CPT and must exceed a defined CPT threshold.

        Our technology allows us to identify most spam ads, which are usually placed in large numbers by a single advertiser and have a very low CTR. In order to discourage spamming behavior we automatically increase the minimum bid for such ads.

        In addition, Yandex.Direct identifies ads that contain information that is subject to mandatory legal licensing or disclaimer requirements, such as ads for pharmaceuticals, and places the required legal disclaimers next to them.

        Yandex.Direct offers advertisers the following additional benefits:

        Access to the Yandex ad network.    Yandex.Direct provides advertisers with an extended reach, beyond Yandex's own sites, to thousands of partner websites.

        Effective advertising campaign management.    Yandex.Direct gives advertisers hands-on control over most elements of their online ad campaigns. For example, advertisers can specify the relevant keywords for each of their ads or manage expenditures by setting a maximum budget and determining how much they are willing to pay per click. We also offer a number of features that make it easy to set up, manage and monitor the effectiveness of advertising campaigns, including:

  •
  Professional and Easy Interfaces.  We offer both Professional Interface, which allows advertisers to control and customize every element of their campaign, and Easy Interface for novice advertisers. All settings in the Easy Interface are set automatically to maximize campaign efficiency.

  •
  AutoFocus and Additional Relevant Keywords.  Our automated AutoFocus system refines keywords associated with specific ads based on usage statistics to increase ads' CTR. This system is used only if the ad is close to being suspended from appearing on the SERP as a result of a low CTR. Our Additional Relevant Keywords feature, on the other hand, is designed to automatically expand keyword phrases to increase the chance of an ad appearing on the SERP.

  •
  AutoBroker.  Our AutoBroker auction feature automatically adjusts pricing so that our advertisers never pay more than one unit over the next highest bid for a given keyword. This system saves advertisers money by minimizing the price they pay per click, while relieving them of the need to constantly monitor and adjust their CPCs.

  •
  Metrica.  Metrica allows advertisers in near real-time to analyze the "post-click" behavior of users to evaluate the key efficiency parameters of their advertising campaigns. For example, they can analyze the conversion rate (the proportion of visitors who make a purchase or another desired action out of the total number of visitors to the website), and the cost of attracting visitors who perform the required action. Based on this data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns. Metrica includes features that will enable us to transition to pay-per-action billing. Metrica can also be integrated with Yandex.Market partner websites to allow them to track online orders and conversion statistics.

  •
  Virtual Business Cards allow businesses that do not have their own websites to quickly prepare a short web description of their products or services, together with contact information, which will be served as ads where relevant. This feature is important in the countries in which we operate, where many small businesses do not have websites.

  Display advertising

        In addition to auction-based sales of text-based ads, we offer display ads, generally designed to build brand awareness and promote products and/or points of sale. We allow advertisers to place display ads on our homepage as well as several other services, including Yandex.Mail, Yandex.News and Yandex.Weather. More than half of our revenues from display advertising are generated from our homepage banner, followed by our Yandex.Mail and Yandex.News services. Display ads are generally priced on a CPM basis.

        We also offer a media-contextual banner, a display product that is only shown to users who search for certain topics on Yandex.Search or visit sites of the Yandex ad network dedicated to a particular area of interest.

        We are constantly experimenting with new advertising offerings. In 2011 we launched Crypta, which works alongside our proprietary machine learning mechanism MatrixNet. The Crypta technology allows us to differentiate users according to their social-demographic characteristics and use this data to better target advertising.

  Yandex.Market

        Our Yandex.Market price comparison service gives retailers an additional platform to reach customers seeking specific retailer, product and price information. Retailers submit their product catalogs and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market is priced on a CPC basis, similar to Yandex.Direct.

Yandex Ad Network

        Our Yandex ad network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our contextual partners are some of the largest websites on the Russian internet, including Mail.ru, Rambler and Livejournal.

        We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex ad network, our partners can deliver Yandex.Direct ads on their search results pages or websites. Our technology offers relevant ads by analyzing the search results or content of partner websites and pages, as well as the search history, behavioral patterns and location of users. In 2011 we applied our proprietary MatrixNet technology to our advertising algorithms, which considerably improved click prediction and, therefore, CTR on the network. At the same time, we do not serve ads at the expense of our users' experience and, therefore, allow them to opt out of personalized ad targeting on network partner sites by changing the settings through our homepage.

        We screen applicants for the Yandex ad network and favor websites with high-quality content and stable audiences. We believe that we will continue to attract high-quality websites to our network due to our solid relationships with advertisers, our track record in monetizing internet traffic and content, and our attractive revenue-sharing propositions.

        We monitor the conversion rate from our partner websites, seeking to maintain it at an appropriate level, comparable to the conversion rate from our search engine results page. If conversion rates are lower than such level, we proportionally reduce the CPC for clicks from such sites to protect our advertisers from low-quality traffic.

        We share a significant portion of the revenues generated from ads displayed on sites of Yandex ad network partners with those partners. To date, we have not guaranteed any minimum revenues to our network partners but may consider doing so on a selective basis in the future.

        We believe that the key benefit we offer to content owners in the Yandex ad network is convenience and cost-effective access to advertisers. Many small website operators and content providers do not have the time or resources to develop effective programs for generating revenues from online advertising. Even larger websites, with dedicated sales teams, may find it difficult to generate revenues from pages with a disparate range of content and to attract a broad and diverse range of advertisers. The Yandex ad network promotes effective revenue generation by providing partners, including very small websites, with access to our large base of advertisers and their broad collection of ads.

Yandex Location-Based Priority Placement

        Through partnerships with dozens of regional business directories, we compile and update our own Yandex.Spravochnik—a business directory covering the whole of Russia and other neighboring countries. We supplement the business directory with data mined from the web, as well as with direct submissions from participating businesses. Yandex.Spravochnik data appear both in our search results and on our maps, including our mobile application, in response to search queries within the specified area.

        In January 2011 we launched our Geo-Direct Business Directory service, which allows businesses to pay for a premium placement on our maps, including maps returned in our search results, highlighting their address and allowing users to access their contact details with a single click. This advertising product is designed first and foremost for small and local businesses—for example, hairdressing salons and repair shops, as well as restaurants or bank chains. We offer this service for a fixed price on a fixed-term basis, and it can be ordered through our regional partners and advertising agencies, as well as directly through our online interface.

Yandex for Businesses

        We offer a number of free services and tools designed for businesses, including:

  •
  Yandex.Webmaster.  Our service allowing webmasters to control how their website is "seen" by our search engine. This tool enables webmasters to tag certain information on their websites to facilitate the extraction and structured presentation of relevant information by our search engine through our enhanced snippets and fast links features.

  •
  Yandex.Metrica.  In addition to helping advertisers, our powerful web statistics analysis tool allows website owners or webmasters to measure traffic to their sites, see where the traffic is coming from, track visitor behavior, record time spent by visitors on a webpage and evaluate the efficiency of advertising campaigns.

  •
  Yandex Site Search.  A search tool we offer to webmasters and website owners, which allows them to provide their users with search functionality on their own websites.

  •
  Yandex.Mail for Domain Owners.  Our service allowing users to create email accounts with their own domain names. The owner of one domain can have up to one hundred accounts—enough to serve a small company or the staff of a school.

  •
  Yandex APIs and Widgets.  Our APIs enable developers to use Yandex technologies in their own businesses. For example, developers can embed our Yandex.Maps service and use its functionality for free. In addition to Yandex.Maps, Yandex offers APIs of Yandex.Bar and Yandex.Direct.

  •
  Yandex.Money.  Yandex.Money, our secure online payment system, offers an easy way to pay for goods and services online. Launched in 2002, Yandex.Money currently has more than 10 million registered users, and processes more than 100,000 payments daily for thousands of participating merchants, including a wide range of well-known Russian and international companies. Yandex advertisers can also use Yandex.Money to pay for advertising placed through Yandex.Direct. In 2011, approximately 50% of our advertiser invoices were settled through Yandex.Money, representing approximately 12% of our revenues for the year. Yandex.Money does not charge customers any fees on payments to merchants. We earn the bulk of our Yandex.Money revenues through commissions charged to merchants on processed payments. Users pay a charge only for peer-to-peer payments or for the withdrawal of funds from the system.

Our Technology

        We have achieved our leading position in the Russian search and internet markets principally by employing world-class talent in the development of our key technologies. Although we have from time to time acquired businesses with technologies that we have integrated into our service offerings, all of our key technologies have been created and developed in-house. Together, these technologies constitute state-of-the art internet search, user services and advertising platform.

  Internet search technologies

        Our search technologies allow us to sort through a vast and growing amount of information in our online indexes to deliver relevant and useful search results in response to user queries. The key components of our internet search technologies include the following:

        Language understanding.    We believe that the continuing success of Yandex in Russia is built on our long-term emphasis on the linguistic analysis of both webpages and user queries. In Russian, a word may have dozens of different morphological forms with basically the same meaning. Yandex was one of the first web search engines to pioneer the incorporation of linguistics into search technology in Russia. We believe that our global search competitors did not begin to focus on the intricacies and nuances of the Russian-language search until the mid-2000s.

        We have expanded our original language analysis capabilities from an understanding of morphology (relating to word stems) into an advanced understanding and analysis of word classification, synonyms, acronyms, abbreviations, orthographic variants, cross-language transliteration and query translation. By combining linguistic knowledge with statistics from large data sets and from query and click-through logs, we have built our spelling suggestion and correction algorithms, as well as the latest version of our search engine, Spectrum. Our Autocomplete feature aims to predict the meaning of users' queries, maximizing their satisfaction with the search results. The wide spectrum of search results returned are intended to match different user intents and are based on the frequency of user searches of particular terms. Another Yandex technology feature based on language understanding is our fact extraction feature, which we use widely throughout our services. For example, in web searches, this feature extracts names of persons and companies and scans geographical addresses to tag pages and sites geographically. In Yandex.News, it serves as a basis for our Yandex press portraits—a service that automatically generates biographies of public personalities mentioned in Yandex.News. The fact extraction feature is also a core component of our data provision used widely throughout our specialized search services.

        As we strive to make our search more personalized, in 2011 we introduced Reykjavik, our search platform delivering search results based on user language preferences. It displays more links to English-language websites among search results for those users who often look for web resources in English.

        We continue to innovate and improve our language analysis technologies both through a deep understanding of Russian-language semantics, syntax and morphology and by enhancing our language understanding of other languages, including Ukrainian, Kazakh, Tatar, Belarusian and Turkish.

        Machine-Learned Ranking.    Ranking is the process of finding the webpages most relevant to a user query and presenting them in the order most convenient for user consumption. Our search technologies use hundreds of different factors, both query-dependent and query-independent, to determine the relevance of a webpage to a particular search query. Our technology relies heavily on statistical machine learning techniques. In addition, our team analyzes click-through data to monitor relevance, and also maintains a database of tens of thousands of examples rated by human assessors which allows us to approximate human intuition without the need for a detailed understanding of all the concepts involved in semantic analysis.

        As part of our strategy to continually improve our search technology, in 2009 we launched MatrixNet, a robust, parallel method of machine learning. MatrixNet runs on hundreds of computers simultaneously and allows our search service to take into account tens of thousands of factors when considering the relevance of search results, which enables us to fine-tune our ranking algorithm. MatrixNet significantly improves the relevance of the search results we deliver.

        Our ranking features are numeric parameters, which define both the general quality of a webpage and how well it matches a search query. The ranking features also take into account the geographic and temporal circumstances and properties of the user, the site and the query. We work hard to discover new and high-quality features and to use them effectively to increase user satisfaction. Each ranking feature is the result of significant research and analysis. Our efficient and automated machine-learned ranking technology helps us to keep our ranking algorithms up-to-date, as both the web and user interests rapidly evolve.

        Web crawling technology.    We believe that having the most thorough and complete website databases in the Russian and CIS markets is an important competitive strength. Our search index includes billions of webpages, many of which are in English and other major European languages other than Russian.

        To find pages relevant to user queries, Yandex builds a map of the internet (a web-graph), which describes how different webpages are connected to each other. By continuously evaluating this web-graph as new pages are added, Yandex is able to choose high-quality pages even before it "crawls" them. Our intelligent content sourcing system measures page quality in real time, allowing Yandex to discover pages with breaking news within minutes of their upload on the web and return them as results to related user queries.

        Content-Based Image Retrieval.    Our content-based image retrieval and image recognition technologies allow us to process billions of images in our image search. One of the key features is our face-detection algorithms, which can identify individual and group facial portraits in the face-filter feature of our image search. Our technologies are able to detect and/or search for image duplicates and semi-duplicates on the web.

  Advertising technology

        Our advertising platform supports both contextual and behavioral ad targeting. It places ads both on Yandex pages and on partner sites through the Yandex ad network. Our advertising platform operates on a 24/7 basis, relying on servers located at data centers in multiple locations that provide redundancy and the ability to compensate for system faults. Our advertising platform provides advertisers with powerful interactive tools, enabling them to control their campaigns in real time, as each event (ad display or user click) becomes known to the advertiser within minutes of the event.

        Our ad platform also supports the ad serving and auction features for Yandex.Market listings, as well as serving display ads, which can be accessed as separate products as well as in a common auction with Yandex.Direct. Our ad platform allows display advertisers to analyze search behavior and user demographics to target ad campaigns towards specific groups of web users and their specific needs.

        Our click-fraud prevention technology detects situations in which malicious parties simulate real-user behavior and produce fraudulent clicks. There are generally two types of click fraud. In the first, a party, usually an advertiser's competitor, repeatedly clicks on an ad in the search results to run up the advertiser's expenditures. In the second, a member of the Yandex ad network repeatedly clicks on an ad served by Yandex.Direct on that member's website. Click fraud prevention is critical in providing a healthy ad marketplace and in maintaining the confidence of our advertisers. We analyze our logs in order to understand typical patterns of both natural and artificial click behavior, and use these patterns to detect and filter fraudulent clicks both in real time and after the fact. We continuously update these algorithms to detect new patterns of fraud.

  Yandex distributed infrastructure

        We seek to ensure the speed and reliability of our services regardless of the user's location by operating our own network of data centers in major cities throughout Russia and the other countries in which we operate. This network allows us to support reliable 24/7 operations, including server-based computations, research and development work, and user and advertiser services. We use proprietary computer architecture to link these clusters of servers, as well as proprietary computational software that operates across these distributed servers, including software that enables us to deploy and monitor software across our systems. This allows us to use relatively inexpensive off-the-shelf servers as the foundation of our robust and effective systems for redundant, distributed data storage, retrieval and distributed calculations.

        We operate data centers in and around Moscow, Russia, in Amsterdam, the Netherlands, and in Las Vegas, Nevada; and have points-of-presence in the following Russian cities: Ekaterinburg, Novosibirsk, Rostov-on-Don, St. Petersburg, Vladivostok and Samara. Outside of Russia, we have points-of-presence in Kiev, Ukraine; Minsk, Belarus; Almaty, Kazakhstan and Frankfurt, Germany. The geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Sales and Advertiser Support

        We have an extensive sales and support infrastructure, with Russian sales offices in Moscow, St. Petersburg, Kazan, Ekaterinburg and Novosibirsk, and Ukrainian sales offices in Odessa and Kiev. We attract advertising customers through both online and offline sales channels.

        The substantial majority of our advertisers use our automated Yandex.Direct service to establish accounts, create ads, target users and launch and manage their advertising campaigns. We provide email and telephone support for these customers. Our assisted-sales team focuses on attracting and supporting companies in Russia with the largest advertising budgets. These companies may request strategic support services, which include a dedicated accounts team, to help them set up and manage their campaigns. Our assisted-sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, thus measuring and improving advertisers' return on investment.

        The Yandex ad network program follows a similar model. Most of the websites in the network submit their applications through Yandex.Direct's automated partner interface. Our direct sales force focuses on building relationships with major websites. Our support team concentrates on helping Yandex ad network partners get the most out of their relationship with us.

        We also have relationships with more than 2,500 advertising sales agencies. Most of these place text-based advertising, while a small number sell the bulk of our display advertising. For example, we have an arrangement with Video International, a prominent Russian advertising sales house, for the placement of banner ads on our homepage.

Marketing

        We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters.

        As we believe that word-of-mouth is the best marketing strategy, our marketing efforts are focused above all on delivering the optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. We use in-depth marketing research methods to better understand and measure users' choices and preferences. We utilize traditional marketing surveys and online panels as well as detailed analysis of user behavior on Yandex websites by means of our own innovative technologies and analytical tools. Each change in our products or services is implemented only after extensive tests and solid demonstration of improvement in user experience. We believe our strength lies in the diversity of our team, where mathematicians and engineers work side by side with creative marketing staff.

        In addition to our "viral" strategy, and in order to maintain high brand recognition in various market segments (including those with low rates of internet penetration), we run advertising campaigns in online and traditional media, and we promote our brand at various social events. Our knowledge of the national and local culture allows us to communicate our message more efficiently and to promote our brand values more effectively, which we believe, in turn, results in a long-lasting increase in brand awareness. We also organize and sponsor a wide range of informational seminars, including industrial events for professionals, such as seminars on Yandex.Direct for advertisers and on API's for web developers, as well as educational seminars for university students, as we consider them to be valuable current and future partners and public opinion leaders.

        To extend our reach, we also promote and distribute custom-built productivity tools such as Yandex.Bar to software and technology users in order to assist users in accessing Yandex services quickly and easily and enter into distribution agreements with technology partners to market our technologies. For example, we offer customized versions of Yandex.Search and other Yandex features and services for most popular browsers, including Mozilla Firefox, Internet Explorer, Opera and Chrome.

Educational and Start-Up Support

        We actively contribute to the advancement of information search and retrieval, computer science and mathematics in Russia. Our initiatives include the Yandex School of Data Analysis, which we founded in 2007 and from which we recruit developers, and Yandex.Start, our program to support start-up businesses through which we seek to foster innovation and identify potential new partners and team members.

Advertisers

        We served ads for more than 173,000 advertisers in the fourth quarter of 2011 and more than 270,000 in the full year 2011, compared with over 120,000 in the fourth quarter of 2010 and 180,000 in the full year 2010. Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-size enterprises purchase the bulk of our text-based advertising. No single advertiser accounted for more than 1% of our revenues in 2011.

Employees and Workplace Culture

        We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best computer scientists and engineers, as well as talented sales, marketing, content and financial and administrative staff. We seek to create a dynamic, fulfilling work environment with the best features of a "start-up company" atmosphere, encouraging participation, creativity, the exchange of ideas and teamwork.

        Our total headcount increased from 1,761 at December 31, 2009, to 2,385 at December 31, 2010 and 3,312 at December 31, 2011. As of December 31, 2011, we had 1,842 employees in product development, 1,145 in sales, general and administration, and 325 in data center infrastructure.

Intellectual Property

        We rely principally on a combination of trademark, copyright and trade secret laws in Russia and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology. We license patented technology underlying our Yandex.Money service from the party from which we purchased that service. We are also reviewing our strategy for seeking patent protection where appropriate.

        Yandex is a registered universal trademark in Russia where it is considered to be a "universally recognized" mark covering all categories of goods and services. Yandex is also a registered trademark in Ukraine, the United States and the European Union and under the Madrid Agreement and Protocol. We have other registered trademarks in Russia, which include Yandex.Narod and Spamooborona. In 2011, we filed several applications to register new trademarks and widen the country coverage of our existing trademarks.

        Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex. We received all rights to the SPB software (including trademarks, domain names and patent applications) through our acquisition of SPB Software Inc.

        We enter into written license and use arrangements with providers of a significant portion of the content we offer. Our agreements with most of the news content providers in Russia are on "content-for-traffic" terms, pursuant to which we obtain access to news content for free in consideration of the user traffic that accesses the content providers' websites through our search engine. We license or purchase other additional content. We do not knowingly include content on our websites that we do not have the legal right to include.

        We do not own the content generated or posted by users on our websites. As with all websites that host user-generated content, we are potentially liable for any intellectual property infringement committed by the creator of that content. If we receive a complaint from a party that user-generated content on our websites infringes that party's copyright or related rights, we examine the content in question. If we are unable to confirm the violation independently, we request a formal letter of complaint from the notifying party. We then contact the party that has posted the content, and give that person two options: either remove the content, or allow us to provide his or her personal details to the notifying party so that that party may defend its rights. In the event of any court decision in the matter, we comply with the decision. If the potentially offending party does not respond, we remove the content.

Competition

        We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Ukraine, Belarus, Kazakhstan and Turkey. We face competition from global players such as Google and local players such as Mail.ru, both of which offer proprietary search and other services.

        Globally, we consider Google to be our primary competitor. Google launched its Russian-language search engine, google.ru, in 2001 and established its first office in Russia in 2006. In addition to its search solutions, Google offers online advertising and information and other search services similar to ours, including services similar to Yandex.Direct and Yandex.Maps. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete with us.

        In terms of domestic players, our principal competitor is Mail.ru. At the end of 2009, Google and Mail.ru announced a partnership agreement pursuant to which Mail.ru would use Google's search platform and contextual-advertising technology. In early 2010, however, Mail.ru launched its own search platform, though it continues to use Google's ad serving technology for its search results pages. In addition to its proprietary search technology driving its own search service, Mail.ru offers many communication services, including Russia's most popular webmail service.

        The following table presents a comparison of Russian search market share, according to Liveinternet.ru, based on search traffic generated:

	2009	2010	2011	December 2011
Yandex	57.4%	63.6%	63.3%	60.6%
Google	23.3%	21.9%	23.4%	25.5%
Mail.ru	9.9%	7.9%	7.1%	7.5%

        We also face competition from the Russian and international websites of Microsoft and Yahoo!, as well as start-ups and other established companies that are developing search and online advertising technologies. In certain vertical areas, we compete with niche services, including video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. We also compete with online advertising networks, such as Google and Begun, which direct text-based advertising on a number of popular Russian websites such as Mail.ru, Rambler and others.

        We anticipate that social networking sites, such as Facebook, Twitter, Vkontakte and Mail.ru's Odnoklassniki and My World services, may become significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be well positioned to offer highly targeted advertising which could create enhanced competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

        We also face competition with other search and service providers in establishing relationships with device manufacturers, such as mobile and tablet computer makers, and access providers, such as internet service providers. Such companies have a significant degree of control over the distribution of products and services, including by offering or establishing exclusive arrangements for "default" search features or other services and bundling them with their offerings. Our users typically have direct relationships with these companies, and may be influenced by economic or other factors in deciding which search or other services to use.

        We compete to attract and retain relationships with users, advertisers, Yandex ad network partners and business partners in different ways:

  •
  Users. Most of the services we offer to users are free, so we do not compete on price. Instead, we compete on the basis of the relevance, usefulness and accessibility of our search results and the features and ease of use of our services.

  •
  Advertisers. We compete for advertisers principally on the basis of the return on investment they can achieve, the breadth of audience we offer, as well as the features and ease of use of our advertising solutions and the quality of our customer service.

  •
  Yandex ad network partners. We compete to attract and retain network partners based on the size and quality of our advertiser base, our ability to help partners generate revenues from advertising through our targeted ad-serving technology, and the commercial terms we offer our partners.

  •
  Business partners. We compete for relationships with content providers, distribution partners, online merchants and other business partners on a variety of bases, including the user traffic we are able to direct to them and the commercial terms we offer.

Facilities

        We currently lease a total of approximately 28,000 square meters in a single location in central Moscow that serves as our company's headquarters. We also lease office space in the following Russian cities: St. Petersburg, Ekaterinburg, Kazan, Novosibirsk, and Rostov-on-Don. In Ukraine, we lease offices in Kiev, Odessa and Simferopol. We also lease offices in Palo Alto, California; Istanbul, Turkey; Zurich and Lucerne, Switzerland; Taipei, Taiwan; and Chiang Mai, Thailand. We operate data centers in and around Moscow, Russia, in Amsterdam, the Netherlands, and in Las Vegas, Nevada. We have points-of-presence in the following Russian cities: Ekaterinburg, Novosibirsk, Rostov-on-Don, St. Petersburg, Vladivostok and Samara. Outside of Russia, we have points-of-presence in Kiev, Ukraine; Minsk, Belarus; Almaty, Kazakhstan and Frankfurt, Germany. We believe that all of our leases and co-location agreements are on competitive market terms.

Legal Proceedings

        We are not currently involved in any material legal proceedings.

Government Regulation

        We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate companies conducting business on the internet. There are also additional laws and regulations currently being debated and considered for adoption in Russia and other countries in which we operate which, if adopted, will apply to us and may have an impact on the way we conduct our business.

Advertising Regulation

        The principal Russian law governing advertising, including advertising on the internet, is the Federal Law "On Advertising," dated March 13, 2006 (the "Russian Advertising Law"). The law prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure. In addition, the distribution of advertisements over the internet may require the consent of the recipient of the ad. In some cases, violation of the Russian Advertising Law can lead to civil actions or administrative penalties that can be imposed by the Federal Antimonopoly Service (the "FAS").

        We seek to comply with all advertising laws and regulations. The application of the advertising laws, in particular in relation to which products or services require certification, licensing or approval, can be unclear. The application of these laws in an unanticipated manner, or the failure of our compliance efforts, may expose us to substantial liability and may restrict our ability to provide our services.

        Other laws or interpretations of laws may also restrict advertising and negatively impact our business. For example, some French courts have interpreted French trademark laws in ways that would limit the ability of competitors to advertise in connection with generic keywords. Adoption of similar interpretations by Russian or other national courts may adversely affect our business. In addition, Russian law does not specifically regulate behavioral targeting in relation to advertising, which we actively use in our business. Any future interpretation of Russian law to regulate behavioral targeting could have a negative impact on our business.

Intellectual Property Regulation

        The Civil Code of Russia (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. Copyrighted materials generally do not require registration and enjoy legal protection simply by virtue of being created and disclosed publicly.

        Software may be registered as a program with the Federal Service for Intellectual Property, Patents and Trademarks (the "RUPTO"), but such registration is voluntary and is not customary. We do not register software that we develop with RUPTO since we believe that we are adequately protected as the exclusive copyright holder of our software.

        Only trademarks and patents for inventions and utility models and industrial designs require mandatory registration with RUPTO. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brand and branding materials for our key services are registered as trademarks, but we do not register figurative logos that we use on our websites since we change and upgrade them from time to time and hold copyrights in these logos.

        Under Russian law, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal subject to compliance with the requirements of the Civil Code of Russia.

Liability of Online Service Providers

        Laws relating to the liability of online service providers for the activities of their users and other third parties are still being developed in Russia. There is no established judicial precedent in Russia that specifically addresses the liability of online providers in relation to their users, and court decisions vary from case to case. For instance, in one recent case a website owner was deemed responsible for undertaking all necessary measures to prevent infringements on its website, including ongoing monitoring of content placed on the website, while in another case it was determined that liability would be triggered only when the website owner was informed about an infringement but did not take any steps to stop the infringement. Nevertheless, we may in certain circumstances be held liable to third parties for information or content displayed on, retrieved from, or linked to our websites, or distributed through our services to other website users.

        A pending draft of a new Civil Code of the Russian Federation includes provisions that hold website owners accountable for the content available on their websites. Under the proposed law, website owners will not, however, be liable for displaying on their website content that infringes another party's intellectual property rights if the infringing content is uploaded by or on behalf of a third party, the website owner did not know or have reason to know about the infringing nature of the content, and the website owner took prompt measures (yet to be defined by the law) to minimize the impact of the infringing content on receipt of a written request by a third party. The risk that we might be held liable because a third party has uploaded content that infringes another party's intellectual property rights might increase depending upon the form of the final legislation that is adopted.

        In October 2010, in connection with this draft legislation, we, together with four other leading internet companies in Russia, sent an open letter to the government in which we asked that disputes over intellectual property rights on the internet be resolved directly between the intellectual property owner and the party accused of infringing such rights. We have argued that internet users, and not internet companies, should be held legally accountable for uploading onto websites content that infringes intellectual property rights, but recognize that it is the responsibility of internet companies to delete illegal content once they have been notified of an infringement by the owner of the intellectual property. No official determination has been made in this regard.

Regulation of Electronic Payments

        Federal Law No.161-FZ of June 26, 2011 "On the National Payment System" entered into force on September 29, 2011 and legally defined the term "electronic money" ("digital money"). This law defines subjects and their legal rights as well as scenarios in which the definition of "payments with digital money" apply. Payments with digital money fall into the sphere of banking activities and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions have to be performed by a credit organization controlled by the Central Bank of Russia. All organizations that were involved in activities similar to payments with digital money prior to the law becoming effective have to comply with its requirements and apply for a license under the law before September 29, 2012.

Mass Media Regulation

        Dissemination of news and similar information to a wide audience in Russia is regulated by the Federal Law "On Mass Media" of December 27, 1991 (the "Mass Media Law"). This law requires certain parties that disseminate news and similar information to be registered with the Federal Agency on Press and Mass Communications of the Russian Federation ("Roscomnadzor"), and to comply with restrictions regarding the content of the information they distribute. In November 2011, the Mass Media Law was amended so that the law now permits websites to register under the law as "mass media" entities at their discretion. Websites which are not registered are not considered to be mass media entities. We believe that such changes permit us to choose not to comply with restrictions imposed under the Mass Media Law.

Encryption Regulation

        Encryption activities in Russia are covered by the Federal Law "On Licensing Certain Activities" of August 8, 2001 (as amended), which requires special licenses for the provision of services with the help of cryptographic (encryption) equipment and software, as well as for the production, distribution and maintenance of such cryptographic equipment. The procedure for licensing encryption services is set out in the Government Resolution "On approving the provisions for licensing certain activities related to cryptographic means" of December 29, 2007 (as amended). Licenses under these provisions are granted by the Federal Security Service (the "FSS"), subject to the criteria which license holder must, and must continue to, comply with. Our Yandex.Money subsidiary, which uses encryption algorithms for the protection of transfers performed by its customers, received four licenses from the FSS in October 2010 in relation to its encryption activities. However, the requirement for licenses as set out in these laws is very broad and unclear, leaving the regulator with much discretion in applying and enforcing these laws.

        The Federal Law No. 99-FZ "On Licensing of Certain Activities" was enacted on May 4, 2011. It differed from the previous encryption law in that it provides that maintaining encryption equipment for certain categories of non-commercial use is no longer subject to licensing.

Strategic Companies Law

        In accordance with the Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" adopted in May 2008 (the "Strategic Companies Law"), there are restrictions on the foreign ownership of companies involved in certain strategically important activities. Although the internet is not an industry specifically covered by the Strategic Companies Law, companies that hold licenses to use encryption technologies are covered by this law. Our Yandex.Money subsidiary recently received encryption licenses and therefore this subsidiary is now covered by the Strategic Companies Law. As a result, our parent company, Yandex N.V., is likely covered by the Strategic Companies Law.

        Under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government or international organization, or the acquisition of shares representing more than 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies requires the prior approval of a Russian government committee chaired by the Prime Minister. In addition, foreign investors or their group companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning shares representing more than 50% by voting power of a strategically important company. Moreover, the acquisition of 5% or more of the shares of a strategically important company triggers a notification requirement to the FAS. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

        Because our parent company, which holds 100% of the shares of PS Yandex.Money LLC, held such shares at the time that Yandex.Money became a strategically important company, we believe that our ownership of Yandex.Money is in compliance with the Strategic Companies Law. Given our ownership of Yandex.Money, however, our parent company is likely also subject to the Strategic Companies Law. If we are subject to the Strategic Companies Law, any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization that seeks to acquire shares representing more than 25% of the voting power of our outstanding Class A and Class B shares (taken together) or any non-Russian party unaffiliated with any non-Russian government entity that seeks to acquire shares representing more than 50% of the voting power of our outstanding Class A and Class B shares (taken together) would need to obtain the requisite approval of the Russian government committee. Moreover, a non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization would be prohibited from acquiring shares representing more than 50% of the voting power of our outstanding Class A and Class B shares (taken together). These restrictions on ownership of our shares would be in addition to the restrictions on ownership of our shares provided for in our articles of association. See "Risk Factors—Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party;" and "—Anti-takeover provisions in our articles of association and the shareholders agreement among our existing shareholders may prevent or delay change-of-control transactions."

        In December 2011, amendments to Law No. 57-FZ came into force (the amendments were enacted under law No. 322-FZ of November 6, 2011). These amendments have excluded the following from the list of strategically important activities: distribution and maintenance of encryption equipment and encryption services so long as these activities are performed by banks which have no state-owned shares. The development and production of such equipment is not excluded. It should be noted that these amendments were enacted for the benefit of, and refer only to, "banks" without providing a definition of "banks". This leads to two possible interpretations: the amendments concern only banks in the strict reading of the term or they concern all credit organizations. If the term "banks" is used in the broader sense, then cryptography licensing (excluding licensing for development) does not result in a credit organization being considered strategically important.

Privacy and Personal Data Protection Regulation

        We are subject to Russian and foreign laws regarding privacy and the protection of user data. We publish on our websites our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our privacy policies or Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities or other third parties, which may adversely impact our business. In addition, the interpretation of data protection laws, and their application to the internet, is often unclear and is in a constant state of flux. For instance, Russian data protection legislation requires that an individual must consent to the collection and processing of his/her personal data and must provide this consent before the data are used. Consent must be made in writing, signed by digital electronic signature or evidenced in a similar mode prescribed by laws and regulations. We, like our peers, seek this consent from our users by asking them to click an icon indicating their consent to us collecting and processing their personal data. There have been no clear legislative guidelines given about whether or not our procedure complies with the requirements of the data protection legislation. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Furthermore, Roscomnadzor has recently expressed the view that our Yandex.Money subsidiary may not be in compliance with applicable legislation on personal data protection; we are currently evaluating this position. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users' privacy and data may result in a loss of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

Licenses for the Provision of Communication Services

        Pursuant to the Federal Law "On Communications" of July 7, 2003, entities that provide certain telecommunication services for a fee are required to obtain a "telematics" licenses from the Roscomnadzor. We do not charge a fee for our services, and therefore, we believe that we are not required to hold a telematics license. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our advertising revenue as a fee and determine that we are required to hold a telematics license, which would require us to apply for and comply with the terms of any such license.

Protection of Minors

        On December 29, 2010, the Federal Law "On the Protection of Minors from Harmful Information" was adopted. This law, which will come into effect on September 1, 2012, restricts minors' access to materials distributed through mass communication channels, including the internet, that are considered harmful to them. A distributor of material on the internet would be required to provide age ratings for all information it distributes. The State Duma has adopted rules specifically designating who is responsible for such ratings, what information is subject to such ratings, and how ratings are to be determined. Complying with this legislation could require significant expenditure by us and may well increase our liability in relation to material distributed through our websites.

Securities Regulation

        The Federal Law of April 22, 1996 "On the Securities Market", as amended (the "Securities Law") contains the principal regulations governing the issuance and circulation of securities and certain financial instruments in Russia and outside Russia (when issued by a Russian issuer), and sets the rules for the placement and circulation of foreign securities and financial instruments in Russia. The Securities Law requires Russian companies that intend to place or initiate trading of their securities abroad to obtain a preliminary approval from the Federal Service for Financial Markets (the "FSFM"), the regulator of this law.

        Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. Our parent company Yandex N.V., whose Class A shares are listed on the NASDAQ Global Select Market, is not covered by such requirement, as it is incorporated outside Russia. The Russian securities regulator, the FSFM, has, however, previously stated that it believes that foreign issuers with substantial assets in Russia should be required to undertake concurrent listings in Russia, and has proposed changes to the securities regulations with the view to making such requirement mandatory. There are currently no laws or regulations requiring this; however, we cannot be certain that we will not face future governmental pressure or legal obligation to list our Class A shares in Russia.

        Circulation of our Class A shares is restricted in Russia to "qualified investors" as defined by Russian law unless the Class A shares are admitted to public circulation in Russia.

Antimonopoly Regulation

        The Federal Law of July 26, 2006 "On Competition Protection" grants to the FAS as the antimonopoly regulator wide powers and authorities to ensure competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the breach has taken place) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the internet advertising market, but are not recognized by the regulator as occupying a dominant position. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize it as a separate market, and could identify dominant players and impose conduct limitations and other requirements.

Taxation Regulation

        Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation, which consists of two basic sections—the first one setting out general rules, and the second governing specific taxes and tax regimes. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not sufficiently developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code's provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change.

Applicability of Other Regulations

        Because our services are accessible to Russian-language speakers worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

Item 4A.    Unresolved Staff Comments.

        None.

Item 5.    Operating and Financial Review and Prospects.

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Selected Consolidated Financial Information" section of this Annual Report and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" and "Forward-Looking Statements" sections and elsewhere in this Annual Report.

Overview

        We are the leading internet company in Russia, operating the most popular search engine and the most visited website in Russia. Our principal constituencies are:

  •
  Users.  We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, and communicate and connect over the internet.

  •
  Advertisers.  Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective text-based and display advertising. With Yandex.Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics.

  •
  Yandex ad network partners.  We have relationships with a large number of third-party websites which we refer to as the Yandex ad network. In addition to serving ads on our own websites, we also serve ads on our network partners' websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

        Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then. We operate as a single business segment.

        Advertising revenues accounted for 97.0%, 97.5% and 97.9% of our total revenues in 2009, 2010 and 2011, respectively. Our advertising revenues consist of fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our price comparison service. We generally sell our text-based ads on a prepaid basis. Our Yandex.Direct and Yandex.Market customers pay us on a cost-per-click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed.

        We recognize our advertising revenues net of value added tax (currently 18.0% in Russia), sales commissions and customer credits. Although the major part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising sales are sold through media agencies. We recognize revenues from those advertising sales net of the commissions paid to these agencies.

        We benefit from a large and diverse base of advertisers. We had more than 180,000 advertisers in 2010 and more than 270,000 in 2011. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No particular advertiser accounted for more than 1% of our total revenues in 2009, 2010 or 2011. On a geographical basis, we generated more than 96% of our total revenues in each of 2009, 2010 and 2011 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

        We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For text-based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their text-based ads or, for those advertisers paying for display ads on a cost-per-thousand impressions basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers' ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on partners' websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the fees we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

        Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. In 2010 and 2011, none of our ad network partners accounted for 3% or more of our total revenues.

        We believe the most significant factors that influence our ability to continue to increase our advertising revenues include the following:

  •
  the level of internet penetration and usage in Russia and the other markets in which we operate;

  •
  the traffic on our own websites and those of our partners in the Yandex ad network;

  •
  the relevance, objectivity and quality of our search results and the quality of our other services and of the Yandex ad network;

  •
  our search market share, with a larger market share allowing us to better monetize our users' search activity and attract and retain advertisers, as well as partners in our Yandex ad network;

  •
  the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium-size businesses that have not previously used the internet as an advertising medium; and

  •
  our ability to effectively monetize traffic generated by our websites and those of the Yandex ad network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers.

Key Trends Impacting Our Results of Operations

        Our business and revenues have grown rapidly since inception. Although we expect that our business will continue to grow, we expect our revenue growth rate to decline in the long term due to a number of factors, including the inevitable decline in growth rates as our revenues increase from a larger base, increasing competition and the increasing maturity of the online advertising market. In 2009, our revenue growth rate was negatively impacted by weak economic conditions that prevailed globally and in Russia. The weak economic conditions resulted in a slowdown in the growth of spending on online advertising and a decrease in the amount our advertisers were willing to pay for each click or impression. Although our revenue growth rate improved in 2010 and 2011, the pace and extent of the economic recovery will continue to affect the growth rate of our revenues in the future.

        Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than one-half of the advertising fees we earn from serving ads on Yandex ad network websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 12.4% in 2010 to 14.9% in 2011 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will continue to grow in 2012, resulting in a further decline in our operating margin. Furthermore, the margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures grew from RUR 987 million in 2009, a level that reflects our efforts to manage costs in response to the economic downturn that began in 2008, to RUR 2,199 million in 2010 and then grew again to RUR 5,566 million in 2011. We spent approximately 87% of our total capital expenditures in 2011 on servers and data center expansion to support growth in our current operations and potential international expansion. Now that we have completed the major implementation phase of these data center expansion projects, we currently expect our capital expenditures in 2012 to decrease as a percentage of revenues in comparison to 2011. However, because we will continue to record depreciation expense in connection with the significant capital expenditures we made in 2011 and previous years, we anticipate that depreciation and amortization expense will increase as a percentage of revenues in 2012 and may contribute to a decline in our operating margins.

        To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2011 on offline advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. We expect to continue to invest significantly in advertising and marketing in 2012. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

        Our operating margin may also decline as a result of entering into more arrangements with partners that distribute our browser toolbar or search bar or that otherwise direct search queries to our website. We generally compensate our distribution partners on either a revenue-sharing basis or on the basis of the number of our browser toolbars or search bars installed. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier to access our services.

        One of our strategic objectives is to expand internationally. Toward that end, in September 2011, we officially launched our site in Turkey, offering services including search, mail, news, maps, traffic and weather. As we seek to increase our Turkish user base, we will incur costs to tailor our site to address the preferences and needs of users in Turkey and to acquire local content and services, such as maps and other offerings. International expansion also requires the development of new technologies, such as technology for storing web documents in different languages and document prioritization technology. Our international expansion efforts will require us to incur additional costs that may contribute to a decline in our operating margins until we succeed in building the user base necessary to begin generating sufficient revenues in these new jurisdictions to earn accretive operating margins there.

        Our revenues are impacted by seasonal fluctuations in internet usage and seasonality in advertising expenditures. Internet usage and advertising expenditures generally slow down during the months of January, May, June and July, when there are extended Russian public holidays and vacations, and are significantly higher in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, retail patterns and advertising budgeting and buying patterns.

        Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, the consumer price index in Russia increased by 8.8%, 8.8% and 6.1% in 2009, 2010 and 2011, respectively. Although the annual rate of inflation has been generally stable or decreasing over the last couple of years, we can provide no assurance that it will continue to do so. Higher rates of inflation may accelerate increases in our operating expenses, most notably personnel expenses, and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

        Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Recent Acquisitions

        In November 2011, we acquired the mobile software business of SPB Software. The acquisition consisted of 100% of the shares of SPB Software, Inc. (US), SPB Software Limited (Hong Kong) and SPB Software Co. Limited (Thailand), and the assets of Phonesoft Consulting Ltd. (Russia). In connection with the acquisition, we made initial cash payments aggregating $24.3 million on closing to the sellers. We also agreed to make further aggregate contingent cash payments of $14.1 million to the sellers, payable in two equal installments on the first and second anniversary of the closing of the transaction subject to the continued employment of the relevant seller and the achievement of specified performance milestones. In accordance with U.S. GAAP, we did not record these contingent payments as purchase price consideration but will instead accrue for them as compensation expense included within our product development and selling, general and administrative expenses on a straight-line basis in 2012 and 2103 as the sellers complete the requisite service periods as our employees. The accrual of this compensation expense, along with additional amortization expense related to the intangible assets acquired in this acquisition, may cause our operating margins to decline. See "—Results of Operations—Operating Costs and Expenses".

        In August 2011, we completed the acquisition of a 9.7% ownership interest in Blekko.com, Inc., a U.S.-based internet search company, for $15.0 million.

Results of Operations

        The following table presents our historical results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	23.9	20.7	23.5
Product development	18.6	16.6	15.6
Sales, general and administrative	16.9	14.7	16.4
Depreciation and amortization	10.4	9.4	9.4

Total operating costs and expenses	69.8	61.4	64.9

Income from operations	30.2	38.6	35.1
Interest income	0.8	1.2	1.1
Other (expense)/income, net	(0.3)	0.2	0.3

Net income before income taxes	30.7	40.0	36.5
Provision for income taxes	7.7	9.5	7.7

Net income	23.0%	30.5%	28.8%

        Our operating margin decreased from 38.6% in 2010 to 35.1% in 2011. This decrease was primarily due to an increase in traffic acquisition costs paid to our partners in the Yandex ad network as a percentage of our total revenues. This increase was primarily the result of an increase in the proportion of our revenues generated from Yandex ad network sites compared to revenues from our own websites.

        From 2009 to 2010, our operating margin increased from 30.2% to 38.6%. This increase in our operating margin was primarily due to growth in our revenues resulting from acceleration in the growth of the online advertising market in Russia as the economy continued to recover. Additionally, our operating margin increased from 2009 to 2010 due to a decrease in traffic acquisition costs paid to our partners in the Yandex ad network as a percentage of our revenues. The decrease in traffic acquisition costs as a percentage of revenues was primarily the result of an increase in the proportion of our revenues from our own websites compared to websites of our partners in the Yandex ad network. The relative contribution of the Yandex ad network significantly decreased in 2010 primarily due to the expiration in December 2009 of an agreement with Mail.ru under which we powered its search engine and served ads on its search engine results pages. Under a separate agreement, we continue to serve ads to Mail.ru's non-search related pages.

  Revenues

        The following table presents our revenues, by source, for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR)
Advertising revenues(1):
Text-based advertising:
Yandex websites	5,800	9,454	14,590
Yandex ad network websites	1,733	1,506	2,922

Total text-based advertising	7,533	10,960	17,512
Display advertising	933	1,229	2,096

Total advertising revenues	8,466	12,189	19,608
Online payment commissions	201	263	383
Other revenues	62	48	42

Total revenues	8,729	12,500	20,033

(1)
We record revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

        The following table presents our revenues, by source, as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2009	2010	2011
Advertising revenues:
Text-based advertising:
Yandex websites	66.4%	75.6%	72.8%
Yandex ad network websites	19.9	12.1	14.6

Total text-based advertising	86.3	87.7	87.4
Display advertising	10.7	9.8	10.5

Total advertising revenues	97.0	97.5	97.9
Online payment commissions	2.3	2.1	1.9
Other revenues	0.7	0.4	0.2

Total revenues	100.0%	100.0%	100.0%

        Advertising revenues.    Total advertising revenues increased by RUR 7,419 million, or 60.9%, from 2010 to 2011 and by RUR 3,723 million, or 44.0%, from 2009 to 2010. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and fluctuations in average cost-per-click paid by our advertisers. Paid clicks on our own websites together with those of our Yandex ad network partners increased 59% from 2010 to 2011 and 20% from 2009 to 2010. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased 1% from 2010 to 2011 and increased 22% from 2009 to 2010, reflecting supply and demand dynamics.

        The increase in paid clicks and fluctuation in average cost-per-click were driven primarily by the following factors:

  •
  Growth in the number of internet users in Russia.  The number of internet users in Russia grew at a compound annual growth rate of 20% from fall 2008 to fall 2011, reaching 54.5 million, according to FOM.

  •
  Increased traffic and search market share.  We experienced a significant increase in traffic on our own websites, consistent with the growth in the number of internet users in Russia, augmented by a steady increase in our search market share through the first half of 2011. According to Liveinternet.ru, our share of the Russian internet search market increased from 57% in 2009 to 64% in 2010 and to 65% in the first half of 2011, principally as a result of improvements in our search engine algorithms and more traffic being delivered through new and existing distribution partners. In the second half of 2011, our market share declined due to increased competition, particularly in mobile search, and the aggressive roll-out of Google's Chrome browser in Russia. Our market share in that period was 62% and was 61% in December 2011.

  •
  Growth in the size of the Russian online advertising market.  The total Russian online advertising market grew from RUR 19.1 billion in 2009 to RUR 26.8 billion in 2010 and to RUR 41.8 billion in 2011, according to AKAR.

        In 2011, in addition to the growth factors listed above, our revenue also increased due to the enhanced performance of our Yandex ad network. Text-based advertsing revenue from our Yandex ad network grew by 94%, increasing from RUR 1,506 million to RUR 2,922 from 2010 to 2011, whereas revenue from Yandex websites grew by 54% during the same period. The principal reason for this growth is that in September 2011 we started to use our proprietary machine learning technology MatrixNet for text-based ads in Yandex's ad network, developing a new algorithm that better understands the advertising needs of our users and more accurately predicts clicks. During the first month after implementing the new algorithm, the average click-through rate in the network grew significantly, allowing customers of Yandex's ad network to lower their CPC bid while increasing the number of clicks. As a result, our customers saw an increase in ROI on their ad spend, while we saw an improvement in our ad network monetization. Growth in revenues from the Yandex ad network was also driven by additional search revenue from Rambler, whose search we began powering in June 2011.

        In contrast to the increase in our text-based ad revenues delivered through the Yandex ad network from 2010 to 2011, these revenues decreased from 2009 to 2010. These revenues decreased from RUR 1,733 million in 2009 to RUR 1,506 million in 2010, primarily as a result of the expiration in December 2009 of an agreement under which we powered Mail.ru's search engine and served ads on its search engine results.

        The rate of change in paid clicks and average cost-per-click, and their correlation with the rate of increase in our revenues, may fluctuate from period to period based on the factors described above, as well as other factors such as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

        Our revenues from display advertising increased as a percentage of our total revenues from 2010 to 2011 because of an increase in both the number of impressions and average CPM paid by our advertisers. In 2010, our revenues from display advertising decreased as a percentage of revenues as compared to 2009 principally because of the decrease in the average CPM paid by our advertisers as a result of the continuing adverse economic conditions.

        Online payment commissions.    Online payment commissions increased 45.6% from 2010 to 2011 and 30.8% from 2009 to 2010. These increases were principally due to increased e-payment transactions at Yandex.Money, which was in turn driven by the number of active Yandex.Money "e-wallets" increasing 23% from 2010 to 2011 and 24% from 2009 to 2010.

        Other revenues.    Other revenues represent software sales and sales of third-party payment cards. We anticipate that revenues from software sales will increase significantly primarily due to our acquisition of SPB Software. However, we anticipate that other revenues will remain our smallest revenue line in the current year.

  Operating Costs and Expenses

        Our operating costs and expenses consists of cost of revenues; product development expenses; sales, general and administrative expenses; and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase materially in absolute terms in the near term, which may also result in an increase as a percentage of revenues.

        Cost of revenues.    Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our text-based and display ads on their websites and to our partners who distribute browser toolbars or search bars or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of Yandex browser toolbars or search bars installed.

        The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our two largest distribution partners in 2011, Mozilla and Opera, accounted in aggregate for 58% of our distribution costs in 2011 and 57% in 2010. Our agreement with Mozilla runs through the end of 2012. Following any termination of our agreement with Mozilla, we will continue to make payments to them for a 12-month period following termination under a "revenue tail" provision that requires us to pay for revenue generated from traffic on Yandex search bars that were installed before the expiration of the agreement. Our agreement with Opera runs through mid-July 2012, and will renew automatically for an additional one-year period unless either party gives 30 days notice of non-renewal. The Opera agreement also provides for a 12-month "revenue tail" period should that agreement be terminated.

        Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs; content acquisition costs; and costs of online payments processing.

        The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	1,067	921	1,853
Traffic acquisition costs related to distribution partners	238	652	1,145
Total traffic acquisition costs	1,305	1,573	2,998
Total traffic acquisition costs as a percentage of revenues	15.0%	12.6%	15.0%
Other cost of revenues	781	1,012	1,709
Other cost of revenues as a percentage of revenues	8.9%	8.1%	8.5%
Total cost of revenues	2,086	2,585	4,707
Total cost of revenues as a percentage of revenues	23.9%	20.7%	23.5%

        Cost of revenues increased by RUR 2,122 million, or 82.1%, from 2010 to 2011, primarily due to a RUR 1,425 million increase in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller but increasing portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUR 932 million, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period. In addition, the amounts paid to our distribution partners increased by RUR 493 million due to growth in our existing distribution relationships, as well as the addition of new distribution partners. Other cost of revenues increased by RUR 697 million primarily due to an additional RUR 371 million in rent and utilities costs related primarily to our data centers, an increase in personnel costs of RUR 96 million, RUR 80 million in additional content acquisition costs, RUR 70 million in additional costs for outsourced services, and RUR 54 million in additional costs of sales at Yandex.Money. The increase in personnel costs was driven primarily by growth in our headcount that is allocated to cost of revenues, from 219 as of December 31, 2010 to 325 as of December 31, 2011.

        Cost of revenues increased by RUR 499 million, or 23.9%, from 2009 to 2010, primarily due to traffic acquisition costs increasing by RUR 268 million. Traffic acquisition costs related to the Yandex ad network as a percentage of advertising revenues from the Yandex ad network remained at approximately the same level for 2010 compared to 2009. The significant majority of our traffic acquisition cost increase between 2009 and 2010 resulted from a RUR 414 million increase in amounts paid to our partners that distribute our browser toolbar or search bar, or that otherwise direct search queries to our website. This increase was partly offset by the effect of the expiration of an agreement with Mail.ru, under which we powered its search engine and served ads on its search engine results pages until December 31, 2009. The expiration of this agreement was also the primary reason for the decrease in traffic acquisition costs as a percentage of total revenues from 2009 to 2010. Other cost of revenues increased due to RUR 185 million in additional rent and utilities costs related to our data centers, an increase in personnel expenses of RUR 40 million, RUR 25 million in additional costs for outsourced services and RUR 16 million in additional content acquisition costs. The increase in personnel costs was driven primarily by growth in the portion of our headcount that is allocated to cost of revenues, from 198 as of December 31, 2009 to 219 as of December 31, 2010. These increases were partly offset by a decrease of RUR 24 million in bandwidth costs resulting from our re-negotiation of the telecommunication rates we pay and a decrease of RUR 15 million in office rent expense due to our allocation of more space to other functional areas as the headcount of those functional areas grew relatively faster.

        We anticipate that cost of revenues will continue to increase in absolute terms and as a percentage of revenues in the near term, primarily as a result of increases in traffic acquisition, content and data center costs. The primary drivers of increases in our future traffic acquisition costs as a percentage of advertising revenues are the percentage of revenues derived from our own websites compared with the percentage of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue-sharing obligations or, alternatively, increased competition for these arrangements with existing and potential new partners results in less favorable revenue-sharing arrangements.

        Product development.    Product development expenses consist primarily of personnel costs incurred for the development, enhancement and maintenance of our search engine and other Yandex services and technology platforms. We also include rent and utilities attributable to office space occupied by development staff in product development expenses. We expense product development costs as they are incurred.

        The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Product development expenses	1,619	2,073	3,124
Product development expenses as a percentage of revenues	18.6%	16.6%	15.6%

        Product development expenses increased by RUR 1,051 million, or 50.7%, from 2010 to 2011 and by RUR 454 million, or 28.0%, from 2009 to 2010. These increases were primarily due to increases in personnel and office rent expenses resulting from increases in headcount and salary over the periods. Development personnel headcount increased from 947 to 1,313 and to 1,842 as of December 31, 2009, 2010 and 2011, respectively. As a percentage of revenues, product development expenses decreased during the periods under review primarily because we are achieving economies of scale in our product development team. Due to significant growth in the Russian internet advertising market, the services and technology platforms developed and supported by our software engineers are utilized by a growing number of users and internet advertisers. We also increased the utilization of our Moscow office space, allowing us to increase headcount without a commensurate increase in office rent expense. Thus, our internet advertising revenues have been growing faster than our costs in this functional area.

        We anticipate that product development expenses will increase in absolute terms as we continue to hire product development personnel, add additional office space and expand the breadth and depth of our service offerings. We also anticipate that our product development expenses will increase by approximately $2.8 million in each of 2012 and 2013 as we accrue contingent payments to former SPB shareholders who are now our employees and whose compensation is included in this cost category.

        Sales, general and administrative.    Sales, general and administrative expenses consist of compensation and office rent expenses for personnel engaged in customer service, sales, sales support, finance, human resources, facilities, information technology and legal functions; fees for professional services; and advertising and marketing expenditures.

        The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Sales, general and administrative expenses	1,474	1,838	3,294
Sales, general and administrative expenses as a percentage of revenues	16.9%	14.7%	16.4%

        Sales, general and administrative expenses increased by RUR 1,456 million, or 79.2%, from 2010 to 2011 and also increased as a percentage of revenues. This increase was primarily due to a RUR 499 million increase in personnel expenses resulting from a rise in sales, general and administrative headcount from 853 as of December 31, 2010 to 1,145 as of December 31, 2011, and salary increases. This increase in headcount also resulted in a RUR 118 million increase in office rent and utilities allocated to this functional area. Also contributing to the overall increase were increases of RUR 207 million in advertising and marketing expenses and RUR 164 million in legal, audit and consulting expenses, of which RUR 45 million related to our IPO. The increase in headcount across all functional areas also resulted in increases in general and administrative expenses, such as RUR 104 million in miscellaneous office expenses due to the expansion of our office space to accommodate new employees, RUR 98 million in business travel expenses also partially driven by the geographical expansion of our business, RUR 93 million in share-based compensation expense, RUR 64 million in recruiting and training expenses and RUR 37 million in employee insurance expenses.

        Sales, general and administrative expenses increased by RUR 364 million, or 24.7%, from 2009 to 2010, but decreased as a percentage of revenues as our business expanded. The increase in absolute terms from 2009 to 2010 was primarily due to a RUR 236 million increase in personnel and office rent expenses resulting from a rise in sales, general and administrative headcount from 616 as of December 31, 2009 to 853 as of December 31, 2010, and salary increases. Also contributing to the overall increase from 2009 to 2010 were increases of RUR 79 million in advertising expenses, RUR 54 million in miscellaneous office expenses, RUR 21 million in business travel expenses, and RUR 24 million in other operating taxes primarily related to increases in property tax and the write-off of non-recoverable value-added tax. These increases were partly offset by a RUR 82 million decrease in share-based compensation expense and a RUR 15 million decrease in bad debts expense.

        We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms in 2012 and future periods and may increase as a percentage of revenues as we continue to expand our business. These increases will relate primarily to increased personnel and office rent expenses and to the additional expenses associated with being a public company, as well as anticipated significant increases in offline advertising. We also anticipate that our sales, general and administrative expenses will increase by approximately $4.2 million in each of 2012 and 2013 as we accrue contingent payments to former SPB shareholders who are now our employees and whose compensation is included in this cost category.

        Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

        The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Depreciation and amortization expense	912	1,181	1,874
Depreciation and amortization expense as a percentage of revenues	10.4%	9.4%	9.4%

        Depreciation and amortization expense increased by RUR 693 million, or 58.7%, from 2010 to 2011. The increase in absolute terms between the periods was primarily due to a RUR 539 million increase in depreciation expense related to computer equipment, a RUR 89 million increase in depreciation expense related to purchased technologies and licenses and a RUR 28 million increase in depreciation expense related to leasehold improvements. The increase in depreciation expense for these three categories was the result of capital expenditures in 2010 and 2011.

        Depreciation and amortization expense increased by RUR 269 million, or 29.5%, from 2009 to 2010. The increase in absolute terms from 2009 to 2010 was primarily due to a RUR 249 million increase in depreciation expense related to the acquisition of computer equipment in 2009 and 2010, partly offset by a decrease of RUR 12 million in depreciation expense related to leasehold improvements. During 2010, we also recorded an additional RUR 27 million in amortization expense relating to purchased technologies and licenses and acquisition-related intangibles.

        We anticipate that our depreciation and amortization expense will continue to increase in absolute terms and as a percentage of revenue in 2012. More specifically, we currently expect that amortization expense related to intangible assets acquired in business combinations will increase in 2012 by RUR 51 million primarily due to the acquisition of SPB Software. This increase could be greater if we engage in further business combinations in 2012. We also expect that depreciation and amortization expense will increase in absolute terms may increase as a percentage of revenues in future periods as we continue to invest in our technology infrastructure and in business acquisitions.

        Share-based compensation.    In our consolidated statements of income, share-based compensation expense is recorded in the same functional area as the expense for the recipient's cash compensation. As a result, share-based compensation expense is allocated among our cost of revenues, product development expenses and sales, general and administrative expenses.

        The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Share-based compensation expense	209	160	329
Share-based compensation expense as a percentage of revenues	2.4%	1.3%	1.6%

        Share-based compensation expense increased by RUR 169 million, or 105.6%, from 2010 to 2011, primarily because of additional share-based awards granted in 2010 and 2011 where the fair value of those option awards was significantly higher than in previous grants and RUR 43 million related to one-time phantom share units granted to virtually all of our employees in connection with the closing of our IPO. The phantom share units were settled in cash in December 2011.

        Share-based compensation expense decreased by RUR 49 million, or 23.4%, from 2009 to 2010 primarily because option awards granted to our management between 2005 and 2007 became fully vested in 2009 and 2010.

        In 2012, we expect share-based compensation to increase in absolute terms as a result of further vesting of share-based awards granted in 2011, in addition to awards we plan to grant in 2012.

  Interest Income

        Interest income consists of interest earned on our cash equivalents and term deposits. We derive a considerable portion of our interest income from ruble term deposits held in major Russian banks. Investments in term deposits, money market funds and debt securities held in the Netherlands generally yield considerably lower returns.

        Interest income increased from RUR 156 million in 2010 to RUR 222 million in 2011, principally as a result of investing more of our cash provided by operating activities in Russia, where our investments earn higher returns. Additionally, we earned significantly more interest income in the Netherlands due to the investment of our IPO proceeds. From 2009 to 2010, our interest income increased from RUR 67 million to RUR 156 million, respectively, as a result of a general increase in our cash equivalents and term deposits balances.

  Other (Expense)/Income, Net

        Our other (expense)/income primarily consists of foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and, to a lesser extent, other non-operating gains and losses.

        The following table presents the components of our other (expense)/income in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Foreign exchange (losses)/gains	(64)	11	101
Other	41	13	(39)
Total other (expense)/income, net	(23)	24	62
Total other (expense)/income, net, as a percentage of revenues	(0.3)%	0.2%	0.3%

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. During the periods under review, we recorded in our primary Russian subsidiary as other (expense)/income a RUR 65 million loss, a RUR 7 million gain, and a RUR 98 million gain in the years 2009, 2010 and 2011, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in upward or downward re-valuations of the ruble equivalent of these U.S. dollar-denominated monetary assets.

        Other (expense)/income also includes changes in the fair value of derivative instruments and other non-operating gains and losses.

  Provision for Income Taxes

        The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR, except percentages)
Provision for income taxes	672	1,186	1,545
Effective tax rate	25.1%	23.7%	21.1%

        Our provision for income taxes increased by RUR 359 million from 2010 to 2011, and by RUR 514 million from 2009 to 2010, primarily as a result of an increase in taxable income.

        Our effective tax rate decreased by 2.6 percentage points from 2010 and 2011, primarily reflecting a change in our treasury policy following our IPO. In recent years, our principal Russian operating subsidiary had been paying dividends to our Dutch parent company and incurred a 5% withholding tax in Russia when these dividends were paid. Under the new treasury policy, however, we do not currently expect our Russian operating subsidiary to pay dividends to our parent company out of 2011 earnings. Therefore, no accrual for dividend withholding tax was required for 2011. This decline was also due, in part, to an expected decrease in the effective tax rate of our largest Russian subsidiary as a result of a decrease in our 2011 non-deductible expenses relative to pre-tax income. Additionally, our effective tax rate decreased between periods as we began to recognize a deferred tax benefit for net operating loss carryforwards in certain of our non-Russian subsidiaries in the fourth quarter of 2010 because we believe it is more likely than not that we will be able to utilize these net operating loss carryforwards in the foreseeable future.

        Our effective tax rate decreased by 1.4 percentage points from 2009 to 2010 primarily reflecting lower share-based compensation expense in 2009 compared to 2010. Share-based compensation expense is not deductible for tax purposes in Russia and most of the other jurisdictions in which we pay tax.

        See "Critical Accounting Policies, Estimates and Assumptions—Tax Provisions" for additional information about our provision for income taxes.

        A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 11 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2011. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

        Both seasonal fluctuations in internet usage and seasonality in advertising expenditures have affected, and are likely to continue to affect, our business. Internet usage and advertising expenditures generally slow down during the summer months and increase significantly in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. As a result, our quarterly results of operations have been and will likely continue to be affected by the impact of foreign currency fluctuations on our reported results of operations, particularly changes in the value of the U.S. dollar as compared to the Russian ruble. For example, in the quarter ended March 31, 2011, we recorded RUR 254 million of foreign exchange losses as a result of the depreciation of the U.S. dollar against the Russian ruble in that quarter. In contrast, in the quarter ended September 30, 2011, we recorded RUR 382 million of foreign exchange gains in other income as a result of the appreciation of the U.S. dollar against the Russian ruble in that quarter.

        Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in millions of RUR)
Consolidated statements of income data:
Revenues	2,355	2,889	3,131	4,125	3,894	4,541	5,159	6,439
Operating costs and expenses:
Cost of revenues(1)	539	586	665	795	894	1,034	1,294	1,485
Product development(1)	486	472	521	594	723	756	792	853
Sales, general and administrative(1)	372	415	465	586	628	946	804	916
Depreciation and amortization	259	272	307	343	377	427	488	582

Total operating costs and expenses	1,656	1,745	1,958	2,318	2,622	3,163	3,378	3,836

Income from operations	699	1,144	1,173	1,807	1,272	1,378	1,781	2,603
Interest income	28	39	43	46	34	36	47	105
Other (expense)/income, net	(57)	143	(60)	(2)	(254)	(33)	361	(12)

Income before income taxes	670	1,326	1,156	1,851	1,052	1,381	2,189	2,696
Provision for income taxes	163	309	273	441	232	256	484	573

Net income	507	1,017	883	1,410	820	1,125	1,705	2,123

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

	Quarter ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	22.9	20.3	21.2	19.3	23.0	22.8	25.1	23.1
Product development(1)	20.6	16.3	16.7	14.4	18.6	16.6	15.4	13.2
Sales, general and administrative(1)	15.8	14.4	14.9	14.2	16.1	20.8	15.6	14.2
Depreciation and amortization	11.0	9.4	9.8	8.3	9.7	9.4	9.5	9.0

Total operating costs and expenses	70.3	60.4	62.5	56.2	67.4	69.7	65.5	59.6

Income from operations	29.7	39.6	37.5	43.8	32.6	30.3	34.5	40.4
Interest income	1.2	1.3	1.4	1.1	0.9	0.8	0.9	1.6
Other (expense)/income, net	(2.4)	4.9	(1.9)	—	(6.5)	(0.7)	7.0	(0.2)

Income before income taxes	28.5	45.8	37.0	44.9	27.0	30.4	42.4	41.9
Provision for income taxes	6.9	10.7	8.7	10.7	6.0	5.6	9.4	8.9

Net income	21.6%	35.1%	28.3%	34.2%	21.0%	24.8%	33.0%	33.0%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

        As of December 31, 2011, we had RUR 13,945 million in cash, cash equivalents, and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less, current term deposits consist of bank deposits with original maturities of more than three months but no more than one year, and term deposits are bank deposits with original maturities of more than one year. As of December 31, 2011, we also had RUR 6,733 million in investments in debt securities that we have designated as held to maturity, representing structured notes that have original maturities of more than one year. Our current policy is to achieve an approximately even balance between the value of our U.S.-dollar and Russian-ruble denominated cash, cash equivalents, term deposits and debt securities. Because our U.S. dollar-denominated holdings still account for approximately 60% of our cash, cash equivalents, term deposits and debt securities, we are currently accumulating rubles. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and, to a lesser extent, in Russia.

        The proceeds to us from our IPO in May 2011 were $401.4 million, net of underwriting discounts and commissions and other offering expenses incurred on the company's account. Those proceeds were received by our parent company, a Dutch holding company that generates no operating cash flow itself. Other than the proceeds from our IPO, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles. The cumulative net profit of our Russian subsidiaries calculated in accordance with Russian accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions, unused vacation, deferred tax and bad debt reserves) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable accounting rules, the amount that our Russian operating subsidiary would be permitted to dividend to our parent company as of December 31, 2011 was approximately RUR 13,599 million ($422.4 million). We are required to pay a 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty." We do not have any current plan to pay cash dividends on our shares in the near term.

        Part of our cash balances represent balances we hold for our Yandex.Money customers. These customers are entitled to use or withdraw the balance of their accounts with us at any time without prior notice. As of December 31, 2011, these Yandex.Money customer accounts totaled RUR 896 million, excluding funds payable by us in connection with Yandex.Money transactions that were in the process of settlement as of that date. We seek to manage our cash balances to ensure that we have sufficient cash on hand to meet withdrawal and transaction requests, even those that would exceed historical levels.

        As of December 31, 2011, we had no outstanding indebtedness. We do not currently maintain any line of credit or other similar source of liquidity.

  Cash Flows

        In summary, our cash flows were:

	Year ended December 31,
	2009	2010	2011
	(in millions of RUR)
Net cash provided by operating activities	3,187	5,963	7,794
Net cash used in investing activities	(2,928)	(4,066)	(17,794)
Net cash (used in)/provided by financing activities	(232)	(907)	11,598
Effect of exchange rate changes on cash	120	(24)	1,353

        Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, and the effect of changes in working capital. Cash provided by operating activities increased by RUR 1,831 million from 2010 to 2011. This increase was primarily due to an increase of RUR 1,956 million in net income and an increase of RUR 598 million in non-cash adjustments to net income, and was partially offset by a decrease of RUR 723 million in cash provided by changes in working capital. Cash provided by working capital decreased between the periods primarily due to significant increases in prepaid rent expenses related to our Moscow headquarters, increases in funds receivable due to increased customer deposit activity at Yandex.Money and increases in VAT reclaimable driven by an increase in purchases in Russia. These decreases in working capital were partly offset by increases in accounts payable and accrued liabilities, primarily reflecting increasing amounts due to members of the Yandex ad network, as well as increases in deferred revenue and VAT payable, reflecting our overall growth in online advertising sales.

        From 2009 to 2010, cash provided by operating activities increased by RUR 2,776 million. This increase was primarily due to an increase of RUR 1,807 million in net income and an increase of RUR 785 million in cash provided by changes in working capital. Cash provided by working capital increased between the years primarily due to significant decreases in prepaid rent expenses for our Moscow headquarters and increases in accounts and funds payable that positively impacted cash flow from operations, which were partly offset by increases in accounts receivable driven by an increase in post-paid sales. Adjustments for non-cash items in 2010 included an increase in depreciation and amortization expense of RUR 269 million partly offset by decreases in share-based compensation expense of RUR 49 million and foreign exchange losses of RUR 75 million.

        We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. To the extent that our cash, cash equivalents and cash from operating activities are insufficient to fund our future activities, we may be required to raise additional funds through equity or debt financings, including bank credit arrangements. Additional financing may not be available on terms favorable to us or at all.

        Cash used in investing activities.    Cash used in investing activities in 2011 increased by RUR 13,728 million over 2010 as a result of increases in capital expenditures of RUR 3,367 million, investments in debt securities of RUR 6,548 million, cash placed in term deposits, net of maturities, of RUR 2,402 million, cash used to acquire businesses of RUR 592 million, investments in non-marketable equity securities of RUR 386 million and cash paid into escrow of RUR 433 million ($14.1 million) related to contingent payments in connection with our acquisition of SPB Software. In connection with that acquisition, we also made an initial cash payment of RUR 745 million ($24.3 million). Acquisitions in 2011 also include our purchase of a 9.7% equity interest in Blekko Inc, a U.S. internet search company, for RUR 478 million ($15 million). See "—Recent Acquisitions". In 2010, we used cash of RUR 235 million for acquisitions, including RUR 92 million for the acquisition of an 18.4% ownership interest in Vizi Information Labs Ltd., an Israeli face recognition technology developer, and RUR 143 million for the acquisition of a 100% ownership interest in GIS Technology LLC, a company specializing in the production of electronic maps.

        Cash used in investing activities in 2010 increased by RUR 1,138 million compared with 2009 primarily as a result of an increase in cash placed in term deposits, net of maturities, of RUR 77 million, partly offset by a decrease in capital expenditures of RUR 1,212 million. In 2009, we used cash of RUR 232 million for acquisitions, including RUR 147 million paid as contingent consideration in March 2009 in connection with our acquisition of Yandex.Money in 2007 and RUR 85 million paid for the acquisition of a 99.99% ownership interest in Awaps LLC. In 2010, we used cash of RUR 235 million for the acquisitions discussed above.

        Our capital expenditures have historically primarily consisted of the purchase of servers and networking equipment. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure in 2012 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

        Cash used in/provided by financing activities.    In 2011, financing activities provided RUR 11,598 million in cash, compared to 2010 where financing activities used RUR 907 million in cash. The change from 2010 to 2011 primarily reflects the receipt of proceeds from our IPO. Our principal use of cash for financing activities in 2010 was for the payment of dividends to our shareholders while we were still a privately held company.

        Cash used in financing activities increased by RUR 675 million from 2009 to 2010 primarily due to an increase in dividends paid of RUR 746 million, partly offset by a RUR 75 million increase in cash used in 2009 to purchase vested options and restricted shares from departing employees net of payments to us upon the exercise of options.

Off-Balance Sheet Items

        We do not currently engage in off-balance sheet financing arrangements, and do not have any interest in entities referred to as variable interest entities, which include special purposes entities and other structured finance entities.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2011:

	Payments due by period
	Total	Through 2012	2013 through 2014	2015 through 2016	Thereafter
	(in millions of RUR)
Operating lease obligations	8,538	1,361	2,929	2,442	1,806
Data center-related purchase obligations	1,199	1,173	26	—	—
Other purchase obligations	1,131	426	447	138	120

Total contractual obligations	10,868	2,960	3,402	2,580	1,926

        The table above presents our long-term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2011. All amounts shown include value added tax.

Critical Accounting Policies, Estimates and Assumptions

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

  Share-Based Compensation Expense

        We estimate the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share-Based Awards:

	Year ended December 31,
	2009	2010	2011
Expected life of the awards (years)	5.30 - 6.12	6.08 - 6.12	6.12 - 6.17
Expected annual volatility	64%	62%	65%
Risk-free interest rate	4.50%	4.00%	1.60%
Expected dividend yield	—	—	—

        To determine the expected option term, we use the "simplified method" as allowed under the SEC's accounting guidance, which represents the weighted-average period during which our awards are expected to be outstanding.

        With respect to price volatility, because we are a newly public company we do not have sufficient history to estimate the volatility of our ordinary share price over the expected term of our Share-Based Awards. We use comparable public companies as a basis for our expected volatility to calculate the fair value of our awards. We intend to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

        We base the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on Russian Eurobonds with a remaining term approximating the expected term of the award being valued.

        In the past, we have declared and paid dividends, including with respect to the year ended December 31, 2010. We did not declare any dividends with respect to 2009 or 2011. Currently, we do not have any plans to pay dividends in the near term. When we declared dividends in 2010, we followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and we have no plans to pay cash dividends in the near term, we used an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2009, 2010 and 2011.

        We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To estimate forfeitures, we have analyzed our historical forfeiture trends and adjusted them as appropriate for exceptional circumstances, such as the departure of two senior employees who had a disproportionate number of option awards. Excluding the effect of these two departures, our forfeiture rate is insignificant. As a result, we have applied an estimated forfeiture rate of zero. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

        Prior to our IPO, when there was no public market for our shares, our board of directors regularly determined the fair value of our shares and set the exercise price of option awards on the basis of valuations of our company arrived at by employing the "income approach" and the "market approach" valuation methodologies. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

  Tax Provisions

        Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Effective January 1, 2007, we adopted the new FASB authoritative guidance on accounting for uncertainty in income taxes that requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2011, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

        In addition, significant management judgment is required in determining whether deferred tax assets will be realized. The valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on our ability to generate sufficient future taxable income. If actual events differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

  Recognition and Impairment of Goodwill and Intangible Assets

        The FASB authoritative guidance requires us to recognize our share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of the future results of operations of such businesses. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management.

        We assess the carrying value of goodwill arising from business combinations on an annual basis and the carrying value of intangible assets if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include: under-performance of our business compared with our internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. Therefore, our judgment as to the future prospects of our business has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Recently Adopted Accounting Pronouncements

        In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. We adopted both standards in the fourth quarter of 2011. As we have historically reported a separate statement of comprehensive income, the adoption of this guidance did not have an impact on our financial statements.

        In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We adopted this standard in the fourth quarter of 2011, and the adoption did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to $154.3 million and $37.6 million as of December 31, 2010 and 2011, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUR 736 million and RUR 141 million in 2010 and 2011, respectively.

        Furthermore, the revenue and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, as is customary in the Russian real estate market, the majority of our rent expenses, including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily servers and networking equipment imported by Russian suppliers, can also be materially affected by changes in the dollar-ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, the ruble equivalent of these U.S. dollar-denominated expenditures will increase and negatively impact our net income and cash flows.

        In 2011, we entered into two lease agreements for an aggregate of approximately 12,000 additional square meters of office space located in our headquarters complex in Moscow. These leases have seven-year terms and entail outstanding commitments of approximately $72.0 million as of December 31, 2011. The rent under these leases is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble, although we are not protected from any potential appreciation. The landlord's protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re-measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the income statement. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2011, we would have recognized additional foreign exchange losses before tax of RUR 43 million in 2011. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2011, we would have recognized additional foreign exchange gains before tax of RUR 9 million in 2011.

        The functional currency of our Dutch parent company and our Dutch and U.S. subsidiaries is the U.S. dollar. The functional currency of our Ukrainian subsidiary is the Ukrainian hryvnia. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2009, 2010 and 2011 are included as a foreign translation adjustment recorded as part of other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents, term deposits and debt securities comprise the largest portion of our net assets in the Netherlands subsequent to the IPO. Total U.S. dollar denominated cash, cash equivalents, term deposits and debt securities held in the Netherlands amounted to $16.7 million and $391.1 million as of December 31, 2010 and 2011, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUR 134 million and RUR 2,319 million in 2010 and 2011, respectively.

  Interest Rate Risk

        We had cash, cash equivalents and term deposits of RUR 13,945 million and debt securities of RUR 6,733 million as of December 31, 2011. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents, term deposits and debt securities balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

Item 6.    Directors, Senior Management and Employees.

        The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Alfred Fenaughty	85	2014	2000	Chairman and Non-Executive Director
Arkady Volozh	48	2014	2000	Executive Director and Chief Executive Officer
Ilya Segalovich	47	2013	2000	Executive Director and Chief Technology Officer
John Boynton	46	2012	2000	Non-Executive Director
Esther Dyson	60	2012	2006	Non-Executive Director
Elena Ivashentseva	45	2014	2000	Non-Executive Director
Charles Ryan	44	2013	2011	Non-Executive Director
Alexander Voloshin	55	2013	2010	Non-Executive Director
Alexander Shulgin	34	N/A	2010	Chief Financial Officer

        Mr. Fenaughty has been a non-executive director since 2000 and became the Chairman of our board of directors in July 2008. Mr. Fenaughty is a co-founder, chairman of the board of directors and chief executive officer of InfiNet Wireless, a provider of wireless networking technology in Russia, as well as a co-founder and chairman of the board of the Center of Telephony Integration, a supplier of IP telephony systems. From 1993 to 2003, Mr. Fenaughty was a director of CompTek International. From 1965 to 1993, he served as president and chief executive officer of Information International. Prior to that, Mr. Fenaughty was vice president and general manager of the Western Division of Computer Control. Mr. Fenaughty received a bachelor's degree in engineering from Columbia University in 1946 and a master's degree in electrical engineering in 1947.

        Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Arkady left his position as CEO at CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

        Mr. Segalovich is one of our co-founders and our Chief Technology Officer and has been a director since 2000. He began his career working on information retrieval technologies in 1990 at Arkadia Company, where he headed Arkadia's software team. From 1993 to 2000, he led the retrieval systems department for CompTek International. In 2000 Mr. Segalovich left CompTek International to join Yandex. Mr. Segalovich helped create the National Corpus of Russian Language (Ruscorpora) and ROMIP, the Russian Information Retrieval Evaluation Seminar. He also co-founded and supports

Maria's Children Art Rehabilitation Center for orphans and children with special needs. Mr. Segalovich received a degree in geophysics from the S. Ordzhonikidze Moscow Geologic Exploration Institute.

        Mr. Boynton has been a non-executive director since 2000. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non-profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co-founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

        Ms. Dyson has been a non-executive director since 2006. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also sits on the board of WPP Group, a global communications company. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a security analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited the newsletter Release 1.0 and ran the annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies TerraLink, Epam and UCMS. In the U.S., she is on the boards of 23andMe, Meetup, Eventful and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She has a B.A. in economics from Harvard University.

        Ms. Ivashentseva has been a non-executive director since 2000. Ms. Ivashentseva is a partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok structured and led the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru-Net B.V.), in which a Baring Vostok fund is the founder and largest shareholder. Since 2000, Ms. Ivashentseva has managed the investment in Yandex on behalf of Internet Search Investments Limited. She is also a member of the board of Ozon, Enforta, Centre for Financial Technologies, and InfiNet Wireless Ltd., and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ listed Russian television broadcaster, and other portfolio companies of Baring Vostok. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master's degree in finance and accounting from the London School of Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

        Mr. Ryan has been a non-executive director since May 2011. A finance professional with 22 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

        Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Since September 2010, Mr. Voloshin has served as the Chairman of the Board of Directors of Uralkali. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003, Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President, he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to the Chief of Staff from 1997 to 1998. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

        Mr. Shulgin joined Yandex as Chief Financial Officer in May 2010. A finance professional with 13 years of experience in the FMCG industry, Mr. Shulgin worked in different finance positions in Coca-Cola Hellenic from 1997 until 2007. In 2007, he was appointed country chief financial officer of Coca-Cola Hellenic Russia. Mr. Shulgin has a degree in Management from Rostov-on-Don State University.

Compensation and Share Ownership of Executive Officers and Directors.

        The aggregate cash compensation paid or accrued in 2011 for members of our senior management (a total of 12 persons), as a group, was RUR 79 million ($2.5 million).

        In May 2011, we granted each of our non-executive directors an option to acquire 28,000 Class A shares at the initial public offering price of $25.00 per share, effective on the closing of our initial public offering. Such options vest over a four-year period in annual installments.

        For information on share ownership and options held by our directors and senior management, please see "Major Shareholders and Related Party Transactions".

Corporate Governance

        We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

  Audit Committee

        Our audit committee consists of Messrs. Ryan (chairperson) and Boynton and Ms. Dyson. Each member satisfies the "independence" requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

  •
  making recommendations to our board of directors regarding the appointment by the shareholders of our independent auditors;

  •
  overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

  •
  pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

  •
  reviewing the independence and quality control procedures of the independent auditors;

  •
  discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;

  •
  reviewing and approving all proposed related-party transactions;

  •
  discussing the annual audited consolidated and statutory financial statements with management;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor's engagement letter and independence letter and other material written communications between the independent auditors and the management; and

  •
  attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

  Compensation Committee

        Our compensation committee consists of Messrs. Boynton (chairperson) and Fenaughty and Ms. Ivashentseva. Each member satisfies the "independence" requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

  •
  reviewing and making recommendations to the board of directors with respect to compensation of our executive and non-executive directors;

  •
  reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief financial officer and such other members of our management as it deems appropriate;

  •
  overseeing the evaluation of our management;

  •
  reviewing periodically and making recommendations to our board of directors with respect to any incentive compensation and equity plans, programs or similar arrangements;

  •
  exercising the rights of our board of directors under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

  •
  attending to such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Boynton (chairperson) and Fenaughty and Ms. Ivashentseva. Each member satisfies the "independence" requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  recommending to the board of directors persons to be nominated for election or re-election as directors at any meeting of the shareholders;

  •
  overseeing the board of directors' annual review of its own performance and the performance of its committees; and

  •
  considering, preparing and recommending to the board of directors a set of corporate governance guidelines applicable to the company.

Employment Agreements

        All of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under Russian law. Our employment agreements between PS Yandex.Money LLC, one of our subsidiaries, and certain of its employees contain non-competition provisions, although we understand that such provisions are generally unenforceable under Russian law. Certain of our senior managers and other employees have also agreed that they will not, during their employment with us, solicit any of our key employees.

Employees

        The following table indicates the composition of our workforce as of December 31 each year indicated:

	2009	2010	2011
Russia	1,702	2,270	3,062
Other	59	115	250
Total	1,761	2,385	3,312

	2009	2010	2011
Product development	947	1,313	1,842
Sales, general and administration	616	853	1,145
Data center infrastructure	198	219	325
Total	1,761	2,385	3,312

        We also typically employ several hundred contract workers on a part-time basis, and the numbers of such contract workers generally varies in line with the numbers of full-time staff.

        Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

        Our Third Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan"), provides for the grant of equity awards in the form of share options, share appreciation rights, restricted shares and restricted share units (or so-called "deferred shares"). The total number of shares available for issuance under the plan is equal to 10% of the aggregate number of Class A and Class B shares outstanding from time to time.

        Plan administration.    Our board of directors or its compensation committee administers our 2007 Plan. Although our 2007 Plan sets forth certain terms and conditions of our equity awards, our board of directors or its compensation committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, and form of payment upon exercise.

        Eligibility.    We may grant equity awards to employees and directors of and consultants to our company and its subsidiaries.

        Exercise price and term of equity awards.    The exercise price or measurement price of equity awards is the closing price per Class A share on the NASDAQ Global Select Market on the grant date. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee's relationship with us has not terminated.

        Vesting schedule.    The notice of grant specifies the vesting schedule. Awards generally vest over a four-year period, with 4/16ths vesting on the first anniversary of grant and an additional 1/16th vesting each quarter thereafter. When a grantee's employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

        Class A and Class B Shares.    Outstanding options granted prior to October 2008 may be exercised, pursuant to their terms and the terms of the 2007 Plan, as follows:

  •
  In the event that an optionee intends to exercise an option and immediately sell the shares acquired, we will issue Class A shares upon such exercise.

  •
  In the event that an optionee intends to exercise an option and hold the shares acquired for some period of time, we will issue Class B shares upon such exercise. Such Class B shares will be subject to the transfer and conversion provisions applicable to all Class B shares.

Equity awards granted since October 2008 are in respect of Class A shares only, in accordance with their terms and the terms of the 2007 Plan.

        Amendment and Termination.    Our board of directors may at any time amend, suspend or terminate our 2007 Plan. Prior to any such amendment, suspension or termination, our board of directors must first make a determination that share options already granted will not be adversely affected. Unless terminated earlier, our 2007 Plan will continue in effect until October 2017. Our board of directors adopted amendments to the 2007 plan in November 2011 and again in February 2012. Those amendments are conditional, in part, on approval by our shareholders, which we intend to seek at the 2012 annual general meeting of shareholders.

        In addition, in May 2011, the Company granted ex-plan to all of its employees an aggregate of 77,230 phantom share units, which fully vested and were settled in cash in December 2011. We recognized share based compensation expense of RUR 43 million ($1.3 million) related to these grants.

Item 7.    Major Shareholders and Related Party Transactions.

        The following table contains information concerning each shareholder known by us to beneficially own more than five percent of each class of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.

        The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of February 16, 2012. Percentage of beneficial ownership is based on 162,681,912 Class A shares and 161,649,054 Class B shares outstanding as of February 16, 2012. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as at February 16, 2012
	Class A Shares		Class B Shares
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	Total Voting Power(1)
Directors and Senior Management:
Arkady Volozh(2)	0	—	40,115,070	24.82%	22.55%
Ilya Segalovich	0	—	8,424,000	5.21%	4.73%
Alfred Fenaughty(3)	0	—	1,400,000	*	*
John Boynton(4)	556,800	*	1,974,000	1.22%	1.14%
Esther Dyson(5)	0	—	160,000	*	*
Elena Ivashentseva(6)	9,597,435	5.90%	52,199,300	32.29%	29.88%
Charles Ryan(7)	6,971,020	4.29%	2,930,485	1.81%	2.04%
Alexander Voloshin(8)	31,250	*	0	—	*
Alexander Shulgin(9)	109,375	*	0	—	*
All current directors and senior management as a group (9 persons)(10)	17,265,880	10.61%	107,202,855	66.32%	61.22%
Principal Shareholders:
Baring Vostok Private Equity Funds(11)	9,597,435	5.90%	52,199,300	32.29%	29.88%
Tiger Global Holding Coöperatief(12)	53,024,349	32.59%	0	—	2.98%
Roth Advisors Ltd.(13)	2,450,000	1.51%	9,419,661	5.83%	5.30%
International Finance Corporation(14)	0	—	11,036,940	6.83%	6.20%
Morgan Stanley Investment Management Inc.(15)	15,809,074	9.72%	0	—	*
Thornburg Investment Management Inc.(16)	11,901,242	7.32%	0	—	*
Vladimir Ivanov	200,000	*	13,018,884	8.05%	7.33%

Total shares held by directors, management and 5% holders	100,650,545	61.9%	140,678,340	87.0%	84.73%

*
Represents beneficial ownership of less than one percent of such class.

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share.

(2)
Includes 5,655,386 Class B shares held by BC&B Holdings B.V., a Dutch limited liability company ("BC&B"). BC&B holds a total of 57,854,686 Class B shares and 9,597,435 Class A Shares. BC&B is 100% owned by Strickland Holdings Ltd., a Cyprus registered limited liability company ("Strickland"). The share capital of Strickland is held as follows: 8.3% by Belka Holdings Ltd. ("Belka"); 21.9% by Baring Vostok Nominees Limited ("BVNL"); 21.8% by Dehus Dolman Nominees Limited ("DDNL") and 48.0% by Chouet Nominees Limited ("CNL"). Mr. Volozh owns 100% of Belka. See note 11. Decisions with respect to the sale of our shares held by BC&B are governed by a shareholders agreement between BVNL, DDNL, CNL and Belka which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder's interests in Yandex. Belka therefore has the right to control the voting and disposition of 5,655,386 Class B shares held by BC&B. Mr. Volozh disclaims beneficial ownership of the shares held by BC&B except to the extent of his pecuniary interest therein. The business address of BC&B is Laan Copes van Cattenburch 52, 2585 GB, The Hague, the Netherlands, and the business address of Belka is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands.

(3)
Consists of 1,400,000 Class B shares held by the Alfred and Riqueza Fenaughty Revocable Living Trust, the beneficiaries of which include Mr. Fenaughty or members of his family. Excludes options to purchase 28,000 Class A shares that are not exercisable within 60 days after February 16, 2012.

(4)
Includes (a) 574,000 Class B shares and 156,800 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, and (b) 1,400,000 Class B shares and 400,000 Class A shares held by the John W. Boynton Trust of 2006. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes options to purchase 28,000 Class A shares that are not exercisable within 60 days after February 16, 2012.

(5)
Excludes options to purchase 28,000 Class A shares that are not exercisable within 60 days after February 16, 2012.

(6)
Consists of shares held by BC&B. Excludes options to purchase 28,000 Class A shares that are not exercisable within 60 days after February 16, 2012. These options were granted to Baring Vostok Private Equity Funds, on behalf of whom Ms. Ivashentseva has been designated to serve as a director. Ms. Ivashentseva is a partner of Barings Vostok Capital Partners Limited, a Cypriot limited company, which is a sub-adviser of Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey which acts as the investment advisor in respect to BC&B. See note 11. Ms. Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(7)
Includes 5,515,186 Class A shares held by Kameson Management Limited on behalf of UFG Private Equity Fund II LP (the "UFG Fund"), 613,104 Class A shares held by Almaz Capital Russia Fund I LP ("Almaz"), 639,974 Class A shares held by UFG Group (Bermuda) Limited ("UFG Limited") and 2,930,485 Class B shares and 202,756 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family. Mr. Ryan is a General Partner of the UFG Fund and in such capacity has investment control over the shares held by that fund. Mr. Ryan is a General Partner of Almaz, and in such capacity has investment control over the shares held by that fund. Mr. Ryan is the controlling shareholder of UFG Limited and in such capacity has investment control over the shares held by that company; Mr. Ryan or members of his family have economic beneficial interests in 92,729 Class A shares held by UFG Limited. Mr. Ryan disclaims beneficial ownership of the shares held by the UFG Fund, Almaz and UFG Limited except to the extent of his pecuniary interest therein. Excludes options to purchase 28,000 Class A shares that are not exercisable within 60 days after February 16, 2012.

(8)
Consists of options to purchase 31,250 Class A shares that are exercisable within 60 days after February 16, 2012. Excludes options to purchase 46,750 Class A shares that are not exercisable within 60 days after February 16, 2012.

(9)
Consists of options to purchase 109,375 Class A shares that are exercisable within 60 days after February 16, 2012. Excludes options to purchase 210,625 Class A shares that are not exercisable within 60 days after February 16, 2012.

(10)
Includes options to purchase 140,625 shares that are exercisable within 60 days after February 16, 2012. Excludes options to purchase 257,375 shares that are not exercisable within 60 days after February 16, 2012.

(11)
Consists of 9,597,435 Class A shares and 52,199,300 Class B shares held by BC&B Holdings B.V. ("BC&B"). BC&B holds a total of 57,854,686 Class B shares and 9,597,435 Class A Shares. BC&B is 100% owned by Strickland Holdings Ltd., a Cyprus registered limited liability company ("Strickland"). The share capital of Strickland is held as follows: 8.3% by Belka Holdings Ltd. ("Belka"); 21.9% by Baring Vostok Nominees Limited ("BVNL"); 21.8% by Dehus Dolman Nominees Limited ("DDNL") and 48.0% by Chouet Nominees Limited ("CNL"). Each of BVNL, DDNL and CNL are limited liability companies that act as nominee holding companies for a number of the Baring Vostok Private Equity funds (collectively, "BVPEF"). DDNL and CNL are both limited liability companies incorporated under the laws of and registered in Guernsey, Channel Islands that act as nominee holding companies for the family of Baring Vostok Private Equity Funds. Each of the BVPEF funds which holds an interest in our shares has a separate general partner dedicated to that fund. All three such general partners are owned by Baring Vostok Manager Holding Limited (Guernsey) ("BVMHL"). BVMHL is owned by Peter Touzeau, Barry McClay and Mike Calvey. Each of these persons hold their shares in BVMHL in trust on behalf of certain other persons, one of whom is Ms. Ivashentseva. See note 6. Voting and investment power over the investments held by each of the limited partnerships in BVPEF is exercised by Baring Vostok Fund Managers Limited as general partner of Baring Vostok Fund (GP) L.P., in turn the general partner of the limited partnerships comprising BVPEF ("BVFML"). BVCPL, as investment advisor to BVPEF, has no voting or investment control over BVPEF. BVFML makes decisions based on recommendations of the investment committees appointed in respect of each separate fund of BVPEF. The members of the investment committees of the funds which own an interest in our shares are Rahul Bhasin, Chris Brotchie, Michael Calvey, John Dare, Terry English, Jean Salata, Rory Landman, and Antonio Bonchristiano. Recommendations of the investment committees are initially proposed by the investment advisor, BVCPL. Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between BVNL, DDNL, CNL and Belka which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder's interests in Yandex. Therefore, BVNL, DDNL and CNL, through BVFML, have the right to control the voting and disposition of 9,597,435 Class A shares and 52,199,300 Class B shares held by BC&B. BVNL, DDNL, and CNL disclaim beneficial ownership of the shares held by BC&B except to the extent of their pecuniary interest therein. The business address of BVPEF and BVFML is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL. The numbers of shares reported are based solely on the Schedule 13G filed by BC&B Holdings B.V. on February 13, 2012. BVPEF sold 6,866,304 Class A shares in our initial public offering in May 2011.

(12)
The number of shares reported is based solely on the Schedule 13G filed by Tiger Global Holding Coöperatief U.A. ("Tiger") on February 14, 2012. Tiger sold 8,233,192 Class A shares in our initial public offering in May 2011.

(13)
Roth Advisors Ltd. is a British Virgin Islands limited liability company. Voting and dispositive power is exercised by Leonid Boguslavsky, its sole shareholder. Roth Advisors Ltd. sold 2,979,915 Class A shares in our initial public offering in May 2011.

(14)
International Finance Corporation, a member of the World Bank Group, is an international organization established by Articles of Agreement among its member countries. The registered address of International Finance Corporation is 2121 Pennsylvania Avenue, N.W., Washington, DC 20433. International Finance Corporation sold 2,759,235 Class A shares in our initial public offering in May 2011.

(15)
The number of shares reported is based solely on the Schedule 13G filed by Morgan Stanley Investment Management Inc. on February 8, 2012.

(16)
The number of shares reported is based solely on the Schedule 13G filed by Thornburg Investment Management Inc. on February 3, 2012.

Holdings by U.S. Shareholders

        As of February 29, 2012, there were 6 holders of record of Class A shares and 12 holders of record of Class B shares located in the United States, together holding in the aggregate approximately 89.2% and 13.3% of our outstanding Class A and B shares by number, respectively, representing in the aggregate approximately 20.2% of our outstanding shares by voting power.

Related Party Transactions

Shareholders Agreement

        Shareholders holding an aggregate of approximately 173 million Class A and Class B shares, representing approximately 80.7% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

        Board composition.    The parties have agreed to vote all of our shares held by them in favor of electing or re-electing those persons nominated by our board of directors for election or re-election as a director at any general meeting of our shareholders.

        Compliance with foreign ownership laws.    The parties have agreed to comply with any applicable laws from time to time in effect that regulate the owners of Yandex by non-Russian parties.

        Amendments to articles of association.    The parties have agreed that they will vote against any proposal to amend the articles of association in such a way as to eliminate:

  •
  our multiple class share structure, with differential voting rights;

  •
  the staggered three-year terms of our directors;

  •
  the provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;

  •
  the authorized preference shares;

  •
  requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;

  •
  the supermajority requirements for shareholder approval of certain significant corporate actions, including a legal merger or demerger of our company or the amendment of our articles of association;

  •
  the right of our board of directors to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together); or

  •
  the rights of the holder of the priority share.

        Term and Amendment.    The shareholders agreement will remain in effect so long as any Class B shares remain outstanding. The agreement may be terminated and amended, and any provision thereof waived, with the prior written consent of parties to the agreement holding shares representing more than 66 2/3% of the voting power of the outstanding share capital held by parties to the agreement. The agreement will terminate with respect to any particular shareholder upon its affirmative election if it no longer holds any Class B Shares, as a result of the transfer of all Class B shares held by it, or the voluntary or mandatory conversion of all Class B Shares held by it into Class A Shares.

Registration Rights Agreement

        We are party to a registration rights agreement with our major shareholders that allows them to require us to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

        Demand registration rights.    Shareholders party to the agreement together holding approximately 215 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters' discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F-3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

        Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities other than relating to an employee share option, share purchase or similar plan or pursuant to a merger, exchange offer, or similar transaction, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. We must use our best effort to cause the underwriters in any underwritten offering to permit the shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

        Form F-3 registration rights.    When we are eligible to use Form F-3, one or more shareholders party to the agreement holding shares with an aggregate market value of at least $50,000,000 have the right to request that we file a registration statement on Form F-3. We are not obligated to file a registration statement on Form F-3 if (a) we have already effected two registrations on Form F-3 for holders of registrable securities during the 12-month period preceding a registration request, (b) the aggregate price, net of underwriters' commissions or discounts, of registrable securities included in such registration is less than $10 million, or (c) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

        Expenses of registration.    We will pay all expenses relating to any demand, piggyback or F-3 registration, other than underwriting commissions and discounts.

Relationship with Sberbank

        In September 2009, we issued our priority share to Sberbank for its nominal value of €1.00. As the holder of our priority share, Sberbank has the right to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), if our board of directors has otherwise approved such accumulation of shares. In addition, any decision by our board of directors to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the holder of our priority share. The priority share does not carry any rights to control the management or operations of our company, and its economic rights are limited to its pro rata entitlement to dividends and other distributions. Our articles of association provide that the priority share may only be held by a party that is specifically nominated by our board of directors for this purpose. The rights of the priority share would terminate if any law is adopted or amended in Russia that restricts the ownership by non-Russian parties of internet businesses in Russia.

        Our board of directors and shareholders approved the priority share mechanism with the objective of strengthening control over our company's ownership structure and providing transparency into changes in share ownership. We believe that this structure allows us to avoid the dominance of any single group of investors. In addition, we believe that this mechanism allows us to attract appropriate levels of both Russian and non-Russian investment.

        In nominating Sberbank as the party to which the priority share would be issued, our board of directors considered three principal criteria: the holder had to be controlled by the Russian government, the holder had to be public, and the holder could not have interests in the internet or media sectors that would conflict with the interests of our business. Our board also considered Sberbank to be an appropriate holder of the priority share in light of what our board believes to be its respected and professional management team. Because our board views the holder of the priority share as playing a valuable role in contributing to the stability of our business and the transparency of our shareholder base, and because the priority share carries only an immaterial economic interest in our company, we issued the priority share for only nominal consideration.

        Sberbank is a major financial institution and the largest savings bank in the Russian Federation. Approximately 60% of its voting shares are held by the Central Bank of the Russian Federation.

Item 8.    Financial Information.

        See the financial statements beginning on page F-1.

Dividends

        We do not have any present plan to pay cash dividends on our shares in the near term. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

        If and when we pay dividends in the future, they will be payable on a pari passu basis on the outstanding Class A and Class B shares and the priority share. Although our Class C shares are technically entitled to a maximum dividend of €0.01 per share when we declare dividends on our Class A and Class B shares, we intend to repurchase all Class C shares issued upon conversion of our Class B shares promptly following their issuance such that no dividends would be payable on our Class C shares. Cash dividends on our shares, if any, will be paid in U.S. dollars.

Item 9.    The Listing.

Markets.

        Our Class A ordinary shares are currently listed on The NASDAQ Global Select Market, under the symbol "YNDX".

        The following table sets forth the high and low closing sale prices on The NASDAQ Global Market for our Class A ordinary shares for (1) the four most recent quarters, and (2) the six most recent months.

	High		Low
Quarterly Highs and Lows	$		$
First Quarter 2012 (through February 29)		23.57		18.30
Fourth Quarter 2011		28.62		16.95
Third Quarter 2011		38.51		20.46
Second Quarter 2011 (from May 24)		38.84		30.27
Monthly Highs and Lows
February 2012		23.57		20.65
January 2012		20.89		18.30
December 2011		21.92		16.95
November 2011		28.62		19.72
October 2011		28.13		18.81
September 2011		31.19		20.46

        On December 30, 2011, the closing sale price per share on The NASDAQ Global Select Market was $19.70.

Item 10.    Additional Information.

Memorandum and Articles of Association.

        We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-173766) originally filed with the SEC on April 28, 2011, as amended.

Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business.

Exchange Controls

        Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Taxation

Taxation in the Netherlands

  General

        The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of our Class A shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of our Class A shares, who may be subject to special tax treatment under any applicable law, and this summary is not intended to be applicable in respect of all categories of holders of the Class A shares. In particular, this summary is not applicable in respect of any holder who is, is deemed to be or is treated as a resident of the Netherlands for Dutch tax purposes.

        The summary is based upon the tax laws of the Netherlands as in effect on the date of this Annual Report, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which could apply retroactively and could affect the continuing validity of this summary. As this is a general summary, we recommend that investors or shareholders consult with their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of our Class A shares, including, in particular, the application to their particular situations of the tax considerations discussed below.

        The following summary does not address the tax consequences arising in any jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our Class A shares.

        Our company currently takes the view that it is a resident of the Netherlands for tax purposes, including for purposes of tax treaties concluded by the Netherlands, and this summary so assumes. This summary further assumes that the holders of Class A shares will be treated for Dutch tax purposes as the absolute beneficial owners of those Class A shares and any dividends (as defined below) received or realized with respect to such shares.

  Dividend Withholding Tax

General

        We do not describe the Dutch tax consequences for a holder of our Class A shares who benefits from the participation exemption, as set out in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), regarding the dividends received on the Class A shares.

        Dividends paid on the Class A shares to a holder of such shares are generally subject to Dutch dividend withholding tax at a rate of 15%. The term "dividends" for this purpose includes, but is not limited to:

  •
  distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

  •
  the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

  •
  partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Articles of Association.

        Generally we are responsible for the withholding of taxes at source and the remittance of the amounts withheld to the Dutch tax authorities; the dividend withholding tax will not be for our account.

        If we have received a profit distribution from a foreign subsidiary located (a) in a jurisdiction with which the Netherlands has concluded a treaty for the avoidance of double taxation or (b) in the BES islands, Aruba, Bonaire or Curacao, in which subsidiary we hold at least 25% of the nominal paid-up capital or if the relevant tax treaty therein provides, we hold at least 25% of the voting rights, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5%, we are not required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3% of the portion of the dividends distributed by our company that is subject to Dutch dividend withholding tax and (ii) 3% of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply. The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, but does not reduce the amount of tax we are required to withhold from dividends paid to a holder of our Class A shares. Upon request, a holder of our Class A shares will be notified by our company of the amount of the Dutch withholding tax that was retained by the Company.

Non-residents of the Netherlands (including but not limited to U.S. holders)

        The following is a description of the material Dutch tax consequences to a holder of Class A shares who is not treated as a resident of the Netherlands for purposes of Dutch taxation (a "Non-Resident of the Netherlands") and who is considered to be a resident of Aruba, Curacao or St. Martin under the provisions of the Tax Convention for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country. Such holder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the EU Parent Subsidiary Directive (Directive 90/435/EEG, as amended) an exemption from Dutch dividend withholding tax may apply to dividends distributed to certain qualifying entities that are resident in another EU Member State or in a by Ministerial Decree appointed State of the EEA, if such entity holds 5% or more of our share capital. Further, entities that are resident in another EU Member State or in a by Ministerial Decree appointed State of the EEA, and that are not subject to tax on their profits in such State in principle have the possibility to obtain a full refund of Dutch dividend withholding tax, provided such entities would also not have been subject to Dutch corporate income tax if they would have been resident within the Netherlands and provided that such entities are not similar to tax exempt investment institutions or fiscal investment institutions as referred to in the Dutch Corporate Income Tax Act 1969.

        A holder of Class A shares who is considered to be a resident of the United States ("U.S. holder") under the 1992 Double Taxation Treaty between the United States and the Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the "Treaty"), who is liable to U.S. income tax and who is entitled to the benefits of the Treaty—pursuant to article 26 of such Treaty—with respect to the income and capital gains in respect of the Class A shares, may under certain circumstances be entitled to a reduction of Dutch withholding tax, either by way of a full or partial exemption at source or by way of a full or partial refund, as follows:

  •
  if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty which holds 80% or less of our share capital and certain other conditions are met, the U.S. holder will be exempt from Dutch dividend withholding tax;

  •
  if the U.S. holder is a company which holds directly at least 80% of the voting power in our company for at least one year uninterruptedly and certain other conditions are met, the U.S. holder will be exempt from Dutch dividend withholding tax; and

  •
  if the U.S. holder is a company which holds directly at least 10% of the voting power in our company and certain other conditions are met, the U.S. holder will be subject to Dutch dividend withholding tax at a rate not exceeding 5%.

  •
  In all other cases, the U.S. holder will be subject to Dutch dividend withholding tax at the statutory rate of 15%.

        With respect to portfolio dividends, U.S. holders that are an exempt pension trust or an exempt organization as described in articles 35 and 36, respectively, of the Treaty qualifying for a reduction of Dutch withholding tax may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing a completed copy of form IB 96 USA signed by the U.S. holder accompanied with U.S. form 6166 (as issued by the U.S. Internal Revenue Service) or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 a completed copy of one of the following forms signed by the U.S. holder within three years after the end of the calendar year in which the withholding tax was levied:

  •
  if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service; and

  •
  if the U.S. holder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service.

  Taxes on Income and Capital Gains

General

        The description of taxation set out in this section of this Annual Report is not intended for any holder of Class A shares who is:

  •
  an individual for whom the income or capital gains derived from the Class A shares are attributable to employment activities the income from which is taxable in the Netherlands; or

  •
  an individual who holds, or is deemed to hold, a Substantial Interest (aanmerkelijk belang) in our company (as defined below); or

  •
  an entity for which the income and/or capital gains derived in respect of the Class A shares are exempt under the participation exemption as set out in the Dutch Corporate Income Tax Act 1969.

        Generally, a holder of Class A shares will have a substantial interest in our company ("Substantial Interest") if he holds, alone or together with his partner, or pursuant to article 2.14a of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. A holder of Class A shares will also have a Substantial Interest in our company if certain relatives of that holder or of his partner have a Substantial Interest in our company. If a holder of Class A shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Please note that under Dutch tax law an individual is considered as a holder of Shares if he/she is deemed to hold an interest in the Shares pursuant to the attribution rules of article 2.14a of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for instance in a trust or a foundation.

Non-residents of the Netherlands (including, but not limited to, U.S. holders)

        A Non-Resident of the Netherlands who holds Class A shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Class A shares, provided that:

  •
  such Non-Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands or effectively managed in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A shares are attributable or deemed attributable;

  •
  in the case of a Non-Resident of the Netherlands which is an entity, such entity does not have a Substantial Interest or deemed Substantial Interest in our company, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise or it is not held with the primary purpose or one of the primary purposes of avoiding the levy of Dutch income tax or Dutch dividend withholding tax with someone else;

  •
  in the case of a Non-Resident of the Netherlands who is an individual, such individual (a) does not carry out any activities in the Netherlands with respect to the Class A shares that exceed ordinary active asset management (normaal vermogensbeheer), (b) holds the Class A shares, directly or indirectly, and any benefits to be derived from such Class A shares are not intended as remuneration for activities performed by a holder of Class A shares or by a person connected to such holder as meant by article 3.92b paragraph 5 of the Dutch Income Tax Act 2001 and (c) does not derive income or capital gains from the Class A shares that are taxable as benefits from "other miscellaneous activities" in the Netherlands (resultaat uit overige werkzaamheden in Nederland) ; and

  •
  such Non-Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Class A shares or payments in respect of the Class A shares are attributable.

        A U.S. holder that is entitled to the benefits of the Treaty and whose Class A shares are not attributable to a Dutch enterprise or deemed enterprise, will generally not be subject to Netherlands taxes on any capital gain realized on the disposal of such Class A shares.

  Gift, Estate or Inheritance Taxes

        No Dutch gift, estate or inheritance taxes will arise on the transfer of Class A shares by way of a gift by, or on the death of, a holder of Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of the Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

        For purposes of Dutch gift, estate and inheritance taxes, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his or her death. Additionally, for purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

  Value-Added Tax

        There is no Dutch value-added tax payable in respect of payments in consideration for the sale of the Class A shares (other than value added taxes on fees payable in respect of services not exempt from Dutch value added tax).

  Other Taxes and Duties

        There is no Dutch registration tax, capital tax, customs duty, stamp duty or any other similar documentary tax or duty other than court fees payable in the Netherlands by a holder of Class A shares in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of the Netherlands) of the Class A shares.

  Residence

        A holder of Class A shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding the Class A shares.

Taxation in the United States

        The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our Class A shares. This summary is based on current provisions of the Internal Revenue Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this Annual Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of Class A shares. This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold the Class A shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each investor should consult a professional tax advisor with respect to the tax consequences of the purchase, ownership and disposition of the Class A shares. This summary does not address tax considerations applicable to a holder of Class A shares that may be subject to special tax rules including, without limitation, the following:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers or traders in securities, currencies, or notional principal contracts;

  •
  tax-exempt entities;

  •
  regulated investment companies;

  •
  persons who hold the Class A shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

  •
  persons who hold the Class A shares through partnerships or certain other pass-through entities;

  •
  holders that own (or are deemed to own) 10% or more of our voting shares; and

  •
  holders that have a "functional currency" other than the U.S. dollar.

        Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in entities that own our Class A shares. In addition, this discussion does not consider the U.S. tax consequences to non-U.S. holders of Class A shares.

        For the purposes of this summary, a "U.S. holder" is a beneficial owner of Class A shares that is, for U.S. federal income tax purposes:

  •
  an individual who is either a citizen or resident of the United States;

  •
  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership holds Class A shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners of partnerships holding Class A shares should consult their tax advisor.

        We will not seek a ruling from the U.S. Internal Revenue Service ("IRS") with regard to the U.S. federal income tax treatment of an investment in our Class A shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

        Each holder of Class A shares should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of the Class A shares.

        Distributions.    Subject to the discussion under "Passive Foreign Investment Company Considerations" below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to Class A shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Class A shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends-received deduction in respect of the dividend otherwise allowable to corporations.

        Under the Internal Revenue Code, qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations"

to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are considered a qualified foreign corporation under the Internal Revenue Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to Class A shares that meet the minimum holding period and other requirements are expected to be treated as "qualified dividend income." However, the reduced tax rate for qualified dividend income is scheduled to expire on December 31, 2012, unless further extended by Congress. In addition, dividends paid by us will not qualify for the 15% U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes, as discussed below. Each non-corporate investor should consult its own tax advisor regarding the qualified dividend income rules.

        Dividends received by a U.S. holder with respect to Class A shares generally will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to applicable conditions and limitations, and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive category income" (but, in the case of some U.S. holders, may constitute "general category income"). Each investor should consult its own tax advisor regarding the availability of U.S. foreign tax credits.

        Upon making a distribution to shareholders, we may be permitted to retain a portion of the amounts withheld as Dutch dividend withholding tax. See "—Taxation in the Netherlands—Dividend Withholding Tax—General." The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities but does not reduce the amount of tax we are required to withhold from dividends paid to U.S. holders. In these circumstances, it is likely that the portion of dividend withholding tax that we are not required to pay to the Dutch tax authorities with respect to dividends distributed to U.S. holders would not qualify as a creditable tax for U.S. foreign tax credit purposes. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes.

        Sale or other disposition of Class A shares.    A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of Class A shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those Class A shares. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Class A shares for more than one year at the time of the sale or exchange. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the Class A shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

        Medicare Tax.    Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains) received by U.S. holders that are individuals, trusts or estates in taxable years beginning after December 31, 2012.

        Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2010 and 2011 taxable years. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Class A shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder's holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder's holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year. Investors should consult their own tax advisors with respect to any PFIC considerations.

        Backup Withholding and Information Reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, certain U.S. holders who are individuals may be required to report to the IRS information relating to their ownership of the Class A shares, subject to certain exceptions (including an exception for shares held in an account maintained by a U.S. financial institution. U.S. holders may be subject to backup withholding (currently at 28%) on dividends and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. holders are urged to consult their own tax advisors regarding the imposition of backup withholding and information reporting with respect to investments in our Class A shares.

Documents on Display.

        We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

        See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

PART II.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

        The following "Use of Proceeds" information relates to our initial public offering, at $25.00 per share, of 57,391,493 Class A shares, of which 16,940,000 shares were offered by our company and 40,451,493 shares were offered by our selling shareholders (in each case, including the over-allotment option that was exercised by the underwriters). The aggregate offering price was $1,434,787,325. The registration statement on Form F-1 (File No. 333-173766) for our initial public offering was declared effective by the SEC on May 23, 2011. On May 24, 2011, we completed our initial public offering after all of the registered securities were sold. Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Piper Jaffray & Co. and Pacific Crest Securities LLC were the underwriters for our initial public offering.

        The total expenses incurred in connection with our initial public offering were approximately $7.1 million, which includes legal, accounting and financial advisory fees, roadshow and offering related expenses, printing costs and various other fees associated with registering and listing our Class A shares. The underwriters reimbursed us for $3.8 million of expenses in connection with the offering. Of the $3.3 million in offering expenses not reimbursed by the underwriters, approximately $1.0 million related to the shares offered by us.

        We received proceeds of $401.4 million from our initial public offering, net of underwriting discounts and commissions and offering expenses incurred on the company's account. To date, we have used $17.8 million to purchase new servers in data centers outside of Russia and to otherwise fund international expansion. We also used $24.3 million to purchase SBP Software in November 2011, with an additional $14.1 million put into an escrow account to satisfy potential contingent payments payable to the sellers who are now our employees, subject to the satisfaction of certain post-closing conditions. We intend to use the remaining net proceeds for general corporate purposes, including investments in technology infrastructure, particularly new servers and data centers. We may also use a portion of the net proceeds for the acquisition of, or investments in, technologies, teams or businesses that complement our business. Our management retains broad discretion in the allocation and use of the remaining net proceeds of our initial public offering. Pending such decisions, we have invested such proceeds in investment grade, interest bearing securities or bank deposits.

        None of the net proceeds to our company from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15.    Controls and Procedures.

        The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2011. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company's disclosure controls and procedures as of December 31, 2011, the company's chief executive officer and chief financial officer concluded that, as of such date, the company's disclosure controls and procedures were effective.

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

        No change in the company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert.

        Mr. Ryan qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our board of directors

Item 16B.    Code of Ethics.

        We have adopted a written code of ethics applicable to directors, members of senior management and employees of the company and any of the company's direct and indirect subsidiaries. Our code of ethics is posted to our company website at: http://download.yandex.ru/company/Code_of_Business_Ethics_and_Conduct.pdf.

        Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C.    Principal Accountant Fees and Services.

        The following table summarizes the fees of ZAO Deloitte & Touche CIS, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years.

	2010	2011
	(RUR in '000s)
Audit Fees(1)	12,117	16,027
Audit Related Fees(2)	—	25,208
Tax Fees(3)	238	373
All Other Fees	—	—

Total Fees	12,355	41,608

(1)
Audit fees for 2010 and 2011 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Report on Form 20-F for 2011 or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under "Audit Fees". In 2011, these services related primarily to advice related to our initial public offering and the financial disclosures in our related registration statements, as well as to due diligence services.

(3)
Tax fees consist of fees for tax compliance and tax advice services. The tax advice services relate to tax advice on our revised employee incentive plan.

Pre-Approval Policies for Non-Audit Services

        In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved 100% of the non-audit services performed for us by Deloitte & Touche during 2011.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        None.

Item 16G.    Corporate Governance.

        The Sarbanes Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

  •
  We do not follow NASDAQ's quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

  •
  We do not follow NASDAQ's requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

        We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes Oxley Act, the rules adopted by the SEC and NASDAQ's listing standards. As a Dutch company listed on a government recognized stock exchange, we are required to apply the provisions of the Dutch Corporate Governance Code as released in 2003 and amended in 2009, or explain any deviation from the provisions of such code in our Dutch Annual Report required by Dutch law.

PART III.

Item 18.    Financial Statements.

        See the financial statements beginning on page F-1.

Item 19.    Exhibits.

Exhibit Number	Description of Document
1.2	Amended Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 28, 2011)
7.1	Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 29, 2011)
7.2	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 29, 2011)
8.1	Subsidiaries
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm
101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2010 and 2011, (ii) Consolidated Statements of Income for the Years Ended December 31, 2009, 2010 and 2011, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2009, 2010 and 20ll, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011, (v) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2009, 2010 and 2011, and (vi) Notes to Consolidated Financial Statements*

*
Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section II or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ ARKADY VOLOZH
	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: March 2, 2012

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 2, 2012

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(in millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)

	As of December 31,
	Notes	2010	2011	2011
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	2	3,371	6,322	196.4
Term deposits	4	3,361	5,169	160.6
Accounts receivable, net	6	798	1,250	38.8
Funds receivable, net	6	49	174	5.4
Prepaid expenses		393	630	19.5
Deferred tax assets	11	27	297	9.2
Other current assets		196	663	20.6

Total current assets		8,195	14,505	450.5
Property and equipment, net	7	2,983	6,973	216.6
Intangible assets, net	8	129	486	15.1
Goodwill	9	662	1,132	35.2
Long-term prepaid expenses		275	616	19.1
Restricted cash	16	—	454	14.1
Term deposits		213	2,454	76.2
Investments in non-marketable equity securities	16	92	569	17.7
Investments in debt securities	2	—	6,733	209.1
Deferred tax assets	11	16	11	0.4
Other non-current assets		52	143	4.4

TOTAL ASSETS		12,617	34,076	1,058.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	10	979	1,722	53.4
Taxes payable		582	916	28.4
Deferred revenue		550	900	28.0
Funds payable and amounts due to customers		826	1,174	36.5

Total current liabilities		2,937	4,712	146.3
Deferred tax liabilities	11	50	189	5.9
Other accrued liabilities		15	222	6.9

Total liabilities		3,002	5,123	159.1
Commitments and contingencies	17
Shareholders' equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; nil and 2,000,000,001 shares authorized, nil and nil shares issued and outstanding, respectively	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A 4,539,525,900 and 2,000,000,000, Class B 302,635,060 and 273,764,304, and Class C 302,635,060 and 276,063,445); shares issued (Class A 30,058,214 and 159,217,348, Class B 273,764,304 and 164,621,382, and Class C 2,299,141 and 109,142,922); shares outstanding (Class A 30,051,214 and 159,217,348, Class B 273,764,304 and 164,621,382, and Class C nil and nil)	13	972	595	18.5
Additional paid-in capital		467	12,729	395.3
Accumulated other comprehensive income		148	1,828	56.8
Retained earnings		8,028	13,801	428.7

Total shareholders' equity		9,615	28,953	899.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,617	34,076	1,058.4

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2009	2010	2011	2011
		RUR	RUR	RUR	$
Revenues	2	8,729	12,500	20,033	622.2
Operating costs and expenses:
Cost of revenues(1)		2,086	2,585	4,707	146.2
Product development(1)		1,619	2,073	3,124	97.0
Sales, general and administrative(1)		1,474	1,838	3,294	102.3
Depreciation and amortization		912	1,181	1,874	58.2

Total operating costs and expenses		6,091	7,677	12,999	403.7

Income from operations		2,638	4,823	7,034	218.5
Interest income		67	156	222	6.9
Other (expense)/income, net		(23)	24	62	1.9

Net income before income taxes		2,682	5,003	7,318	227.3
Provision for income taxes	11	672	1,186	1,545	48.0

Net income		2,010	3,817	5,773	179.3

Net income per Class A and Class B share:
Basic	3	6.63	12.56	18.30	0.57

Diluted	3	6.52	12.37	17.59	0.55

Weighted average number of Class A and Class B shares outstanding
Basic	3	303,109,083	303,817,388	315,541,639	315,541,639
Diluted	3	308,156,196	308,580,600	328,155,087	328,155,087

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	10	16	26	0.8
Product development	60	87	153	4.8
Sales, general and administrative	139	57	150	4.6

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2009	2010	2011	2011
	RUR	RUR	RUR	$
Net income	2,010	3,817	5,773	179.3
Other comprehensive income:
Foreign currency translation adjustment	61	11	1,680	52.2

Total other comprehensive income	61	11	1,680	52.2

Comprehensive income	2,071	3,828	7,453	231.5

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Russian rubles and U.S. dollars)

		Years ended December 31,
	Notes	2009	2010	2011	2011
		RUR	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		2,010	3,817	5,773	179.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment		872	1,147	1,826	56.7
Amortization of acquisition-related intangible assets		40	34	48	1.5
Share-based compensation expense		209	160	286	8.9
Deferred income taxes		(37)	2	(169)	(5.3)
Foreign exchange losses/(gains)		64	(11)	(101)	(3.1)
Other		—	—	40	1.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(108)	(437)	(434)	(13.5)
Funds receivable		68	(3)	(125)	(3.9)
Prepaid expenses and other assets		(465)	176	(1,092)	(33.9)
Accounts payable and accrued liabilities		342	641	1,045	32.5
Deferred revenue		56	166	348	10.8
Funds payable and amounts due to customers		136	271	349	10.9

Net cash provided by operating activities		3,187	5,963	7,794	242.1

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment		(987)	(2,199)	(5,566)	(172.9)
Acquisitions of businesses, net of cash acquired	16	(232)	(143)	(735)	(22.9)
Investments in non-marketable equity securities	16	—	(92)	(478)	(14.8)
Investments in debt securities		—	—	(6,548)	(203.4)
Investments in term deposits		(4,128)	(5,248)	(13,519)	(419.9)
Maturities of term deposits		2,419	3,616	9,485	294.6
Escrow cash deposit	16	—	—	(433)	(13.4)

Net cash used in investing activities		(2,928)	(4,066)	(17,794)	(552.7)

CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Dividends paid	12	(160)	(906)	—	—
Ordinary shares issuance costs		—	—	(28)	(0.9)
Proceeds from issuance of ordinary shares		1	—	11,403	354.2
Proceeds from exercise of share options		34	1	231	7.2
Repurchase of share options		(107)	(2)	(8)	(0.3)

Net cash (used in)/provided by financing activities		(232)	(907)	11,598	360.2

Effect of exchange rate changes on cash and cash equivalents		120	(24)	1,353	42.1

Net change in cash and cash equivalents		147	966	2,951	91.7
Cash and cash equivalents at beginning of period		2,258	2,405	3,371	104.7

Cash and cash equivalents at end of period		2,405	3,371	6,322	196.4

Supplemental disclosure of cash flow information:
Cash paid for income taxes		629	1,179	1,684	52.3

Acquisition related activities:
Cash paid for acquisitions	16	232	236	745	23.1

Fair value of equity issued in connection with acquisitions	16	10	3	—	—

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share Issued and Outstanding		Ordinary Shares Issued and Outstanding
						Accumulated Other Comprehensive Income/(Loss)
					Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount				Total
		RUR		RUR	RUR	RUR	RUR	RUR
Balance as of January 1, 2009	—	—	302,639,008	1,083	48	76	3,112	4,319
Share-based compensation expense	—	—	—	—	209	—	—	209
Exercise of share options (Note 15)	—	—	1,075,000	—	34	—	—	34
Repurchase of share options (Note 15)	—	—	—	—	(107)	—	—	(107)
Class B shares conversion	—	—	—	(103)	103	—	—	—
Issuance of restricted shares (Note 16)	—	—	112,000	1	9	—	—	10
Issuance of priority share (Note 13)	1	—	—	—	—	—	—	—
Repurchase and cancellation of shares	—	—	(10,490)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	61	—	61
Net income	—	—	—	—	—	—	2,010	2,010

Balance as of December 31, 2009	1	—	303,815,518	981	296	137	5,122	6,536
Share-based compensation expense	—	—	—	—	160	—	—	160
Exercise of share options (Note 15)	—	—	7,500	—	1	—	—	1
Repurchase of share options (Note 15)	—	—	—	—	(1)	—	—	(1)
Class B shares conversion	—	—	—	(9)	9	—	—	—
Issuance of restricted shares (Note 16)	—	—	—	—	3	—	—	3
Repurchase and cancellation of shares	—	—	(7,500)	—	(1)	—	—	(1)
Dividends declared (Note 12)	—	—	—	—	—	—	(911)	(911)
Foreign currency translation adjustment	—	—	—	—	—	11	—	11
Net income	—	—	—	—	—	—	3,817	3,817

Balance as of December 31, 2010	1	—	303,815,518	972	467	148	8,028	9,615
Share-based compensation expense	—	—	—	—	286	—	—	286
Exercise of share options (Note 15)	—	—	3,083,212	1	230	—	—	231
Repurchase of share options (Note 15)	—	—	—	—	(8)	—	—	(8)
Class B shares conversion	—	—	—	(385)	385	—	—	—
Issuance of shares at IPO	—		16,940,000	7	11,396	—	—	11,403
Primary offering expenses	—	—	—	—	(27)	—	—	(27)
Foreign currency translation adjustment	—	—	—	—	—	1,680	—	1,680
Net income	—	—	—	—	—	—	5,773	5,773

Balance as of December 31, 2011	1	—	323,838,730	595	12,729	1,828	13,801	28,953

Balance as of December 31, 2011, $		—		18.5	395.3	56.8	428.7	899.3

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Yandex N.V., together with its consolidated subsidiaries (together, the "Company"), is an internet and technology company and operates Russia's largest internet search engine. The Company generates substantially all of its revenues from online advertising. It also generates revenues from online payment commissions.

        Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

        The Company operates as a single segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements differ from the financial statements prepared by the group's individual legal entities for statutory purposes in that they reflect certain adjustments, not recorded in the accounting records of the group's individual legal entities, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. Distributable retained earnings of the Company are based on amounts reported in statutory accounts of individual entities and may significantly differ from amounts calculated on the basis of U.S. GAAP.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the parent company and the entities it controls. All inter-company transactions and balances within the Company have been eliminated upon consolidation.

  Certain Risks and Concentrations

        The Company's revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying or advertiser spending behavior could adversely affect the Company's financial position and results of operations.

        In addition, the Company's principal business activities are within the Russian Federation. Laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes, which could impact the Company's financial position and results of operations.

        The majority of the Company's revenue is collected on a prepaid basis; credit terms are extended only to certain sales agencies and to larger loyal clients. Accounts receivable are typically unsecured and are derived from revenues earned from customers located in the Russian Federation.

        No individual customer or groups of affiliated customers represented more than 10% of the Company's revenues, or accounts receivable in 2009, 2010, and 2011.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Financial instruments that potentially subject the Company to significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents, term deposits and debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements.

        The Company's investment policy addresses the level of credit exposure by limiting the concentration in one banking institution, one geography and establishing a minimum credit rating for its banking relationships. To manage the risk exposure, the Company maintains its portfolio of investments in a variety of highly-rated debt instruments issued by financial institutions, term deposits and money market funds.

  Foreign Currency Translation

        The functional currency of the Company's parent company is the U.S. dollar. The functional currency of the Company's operating subsidiaries domiciled in Russia is the Russian ruble. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at weighted average rates of exchange. Translation gains and losses are recorded as currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income/(expense), net in the accompanying consolidated statements of income.

  Convenience Translation

        Translations of amounts from RUR into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUR 32.1961 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2011. No representation is made that the RUR amounts could have been, or could be, converted into U.S. dollars at such rate.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair values of share-based awards, accounts receivable allowance, fair value of financial instruments, intangible assets and goodwill, useful lives of intangible assets and property and equipment, impairment assessments, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Revenue Recognition

        The Company's revenues consist of the following:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	5,800	9,454	14,590	453.2
Yandex ad network websites	1,733	1,506	2,922	90.7

Total text-based advertising	7,533	10,960	17,512	543.9
Display advertising	933	1,229	2,096	65.1

Total advertising revenue	8,466	12,189	19,608	609.0
Online payment commissions	201	263	383	11.9
Other revenues	62	48	42	1.3

Total revenues	8,729	12,500	20,033	622.2

(1)
The Company records revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for text-based advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

        The Company recognizes revenues when the services have been rendered, the price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured. Revenue is recorded net of value added tax ("VAT").

        The Company's principal revenue streams and their respective accounting treatments are discussed below:

  Advertising Revenues

        The Company's advertising revenue is generated from serving both text-based and display ads on its own websites and on Yandex ad network members' websites. Advance payments received by the Company from advertisers are recorded as deferred revenue on the Company's consolidated balance sheets and recognized as advertising revenues in the period services are provided.

        Advertising sales commissions that are paid to agencies are accounted for as an offset to revenues and amounted to RUR 487, RUR 998 and RUR 1,916 ($59.5) in 2009, 2010 and 2011, respectively.

        In accordance with U.S. GAAP, the Company reports advertising revenue gross of fees paid to the Company's Yandex ad network members, because the Company is the primary obligor to its advertisers

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and retains collection risk. The Company records fees paid to ad network members as traffic acquisition costs, a component of cost of revenues.

        The Company recognizes advertising revenue based on the following principles:

  Text-Based Advertising

        The Company's Yandex.Direct service offers advertisers the ability to place text-based ads on Yandex and Yandex ad network member websites targeted to users' search queries or website content. The Company recognizes as revenues fees charged to advertisers as "click-throughs" occur. A "click-through" occurs each time a user clicks on one of the text-based ads that are displayed next to the search results or on the content pages of Yandex or Yandex ad network members' websites.

  Display Advertising

        The Company recognizes revenue from display advertising on its websites and on the Yandex ad network member websites as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by users.

  Online Payment Commissions

        Yandex.Money earns commissions from processing electronic payment transactions for its customers. Commission revenues resulting from processing an electronic payment transaction are recognized once the transaction is complete.

  Cost of Revenues

        Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners ("distribution partners") who distribute the Company's toolbar and other products. These amounts are primarily based on revenue-sharing arrangements with ad network members and distribution partners. Traffic acquisition costs are expensed as incurred. Cost of revenues also includes expenses associated with the operation of the Company's data centers, including personnel costs, rent, utilities and bandwidth costs; as well as content acquisition costs.

  Product Development Expenses

        Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company's search engine and other Company websites and technology platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff.

  Share-Based Compensation

        The Company estimates the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton ("BSM") pricing

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

model and recognizes the fair value on a straight-line basis over the requisite servicing period. The Company used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

  •
  Expected forfeitures.  This assumption is estimated using historical trends of the number of awards forfeited prior to vesting and adjusted as appropriate for exceptional circumstances. As the Company typically only grants Share-Based Awards to senior employees who have been with the Company for at least one year, and the turnover rate for such employees is minimal, the Company has estimated expected forfeitures to be insignificant.

  •
  Expected volatility.  Because the Company's ordinary shares were not been publicly traded prior to May 2011, expected volatility has been estimated based on an analysis of the historical stock price volatility of comparable public companies for a preceding period equal to the expected term of the award grant being valued.

  •
  Expected term.  The expected term of awards granted has been calculated following the "simplified" method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

  •
  Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. In the past, the Company has declared and paid dividends, including with respect to the year ended December 31, 2010. The Company did not declare any dividends with respect to 2009 or 2011. Currently, the Company does not have any plans to pay dividends in the near term. When the Company declared dividends in 2010, it followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2009, 2010 and 2011.

  •
  Fair value of ordinary shares.  Prior to May 2011, the Company's ordinary shares were not publicly traded. Therefore, it estimated the fair value of its ordinary shares on the basis of valuations arrived at by employing the "income approach" and the "market approach" valuation methodologies. Under the income approach, the Company relied on the discounted cash flows ("DCF") method. Under the market approach, the Company relied on the guideline publicly traded company method as well as the prior transaction method. For periods after May 2011, the Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.

  •
  Risk-free interest rate.  To estimate the risk-free rate, the Company used the implied yield currently available on Russian Eurobonds with a remaining term equal to the expected term of the Share-Based Award grant being valued.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        The weighted average assumptions used in the BSM pricing model for grants made in the years ending December 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Dividend yield	—	—	—
Expected annual volatility	64%	62%	65%
Risk-free interest rate	4.50%	4.00%	1.6%
Expected life of the awards (years)	5.30 - 6.12	6.08 - 6.12	6.12 - 6.17
Weighted-average grant date fair value of awards (per share)	$2.18	$4.04	$12.82

        The Company accounts for share awards issued to non-employees at fair value.

  Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry-forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the classification of the underlying balance sheet account or, if unrelated to a balance sheet account, the timing of expected realization. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Uncertain income tax positions are recognized in the financial statements if it is more likely than not that they will be sustained on audit by the tax authorities, including resolution of related appeals or litigation processes, if any. These tax benefits are measured as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

        The Company recognizes interest and penalties related to unrecognized income tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the other accrued liabilities line together with the unrecognized income tax benefits.

  Property and Equipment

        Property and equipment are recorded at cost and depreciated over their useful lives. All capital expenditures incurred before the property, plant and equipment are ready for their intended use are capitalized as assets not yet in use.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Depreciation and amortization is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Computer equipment	3 years
Office furniture and equipment	3 years
Buildings	10 - 20 years
Leasehold improvements	the shorter of 5 years or the remaining period of the lease term
Other equipment	3 - 5 years
Purchased technologies and licenses	the underlying license terms

        Land is not depreciated.

        Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

  Goodwill and Other Acquired Intangible Assets

        Goodwill represents the excess of purchase consideration over the Company's share of fair value of the net assets of acquired businesses. Goodwill is not subject to amortization but is tested for impairment at least annually.

        Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. The Company currently amortizes acquired intangible assets with definite lives using the straight-line method and estimated useful lives of assets ranging from 0.9 to 15.0 years, with a weighted-average life of 7.0 years.

        Goodwill is reviewed for impairment as of the end of each fiscal year. The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit's net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit's carrying amount is greater than its fair value, then a second step is performed whereby the portion of the fair value that relates to the reporting unit's goodwill is compared to the carrying value of that goodwill. The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds the fair value. The Company has determined that there are no impairment losses in respect of goodwill for any of the periods covered by these financial statements.

  Impairment of Long-lived Assets Other than Goodwill

        The Company evaluates the carrying value of long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

be recoverable. When such a determination is made, management's estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

  Fair Value of Financial Instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, restricted cash, investments in debt and equity securities, accounts receivable, funds receivable, loans to employees, accounts payable, accrued liabilities and funds payable and amounts due to customers. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, the host contract of the capital-protected index-linked note, accounts receivable, funds receivable, accounts payable, accrued liabilities and funds payable and amounts due to customers approximate their respective fair values due to the short-term nature of those instruments. Accordingly, no credit valuation adjustment has been recorded in the consolidated financial statements for any period presented.

  Cash and Cash Equivalents and Term Deposits

        Cash and cash equivalents as of December 31, 2010 and 2011 consisted of the following:

	2010	2011	2011
	RUR	RUR	$
Cash	1,094	982	30.5
Cash equivalents:
Bank deposits	2,064	1,737	54.0
Investments in money market funds	213	3,603	111.9

Total cash and cash equivalents	3,371	6,322	196.4

        Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non-current term deposits if the original maturities are more than one year.

  Investments in Debt Securities

        As the Company has both the positive intent and the ability to hold debt securities to maturity, the Company's investments in debt securities are classified as held to maturity and are measured and presented at amortized cost, except for the capital protected index-linked note that is presented at the fair values of its host-contract and embedded derivative components. The interest related to investments in debt securities is reported as a part of interest income in the consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company evaluates the investments periodically for possible other-than-temporary impairment. A decline of fair value below amortized costs of debt securities is considered an other-than-temporary impairment if the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in earnings. Regardless of the Company's intent or requirement to sell a debt security, an impairment is considered other-than-temporary if the Company does not expect to recover the entire amortized cost basis; in those instances, a credit loss equal to the difference between the present value of the cash flows expected to be collected based on credit risk and the amortized cost basis of the debt security is recognized in earnings. The Company has no current requirement or intent to sell its debt securities as of December 31, 2011. The Company expects to recover up to (or beyond) the initial cost of investment for securities held.

        Investments in debt securities as of December 31, 2010 and 2011 consisted of the following:

	2010	2011	2011
	RUR	RUR	$
Capital protected index-linked note	—	2,546	79.1
Puttable floating-rate note	—	805	25.0
Credit-linked notes	—	3,382	105.0

Total investments in debt securities	—	6,733	209.1

  Investments in Non-marketable Equity Securities

        Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the other (expense) / income, net, line on the consolidated statements of income. Investments in the stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in non-marketable equity securities on the consolidated balance sheets.

        The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.

  Accounts Receivable, Net

        Accounts receivable are stated at their net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from customers and other receivables. The Company evaluates the collectability of its receivables based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company's future collections.

  Funds Receivable and Funds Payable and Amounts Due to Customers

        Funds receivable and payable relate to online payments processing by Yandex.Money. When customers fund their Yandex.Money accounts using payment cards, bank accounts or a payment system, or initiate a payment transfer, there is a clearing period of some days before the cash is received by Yandex.Money or transferred to the bank.

        Yandex.Money holds customer balances as direct claims against Yandex.Money and includes such balances on the Company's consolidated balance sheet as cash and cash equivalents with an offsetting current liability in funds payable and amounts due to customers.

  Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Accumulated comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2009, 2010 and 2011 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's subsidiaries domiciled outside of Russia into Russian rubles.

  Advertising and Promotional Expenses

        The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2009, 2010 and 2011, promotional and advertising expenses totaled approximately RUR 78, RUR 157 and RUR 364 ($11.3), respectively.

  Government Pension Funds Contributions

        The Company makes contributions to governmental pension and social funds on behalf of its employees in Russia. Prior to 2010, the amount of contribution was included in unified social tax ("UST") and was calculated using a regressive rate from 26% to 2% based on the annual compensation of each employee. Starting from 2010, UST has been replaced with contributions to social, medical and pension funds at a flat rate (26% in 2010 and 34% in 2011) of the annual compensation of each employee not to exceed certain pre-determined amounts of compensation. These contributions are expensed as incurred.

  Recently Adopted Accounting Pronouncements

        In June 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company adopted both standards in the fourth quarter of 2011. As the Company has historically reported a separate statement of comprehensive income, the adoption of this guidance did not have an impact on its financial statements.

        In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company adopted this standard in the fourth quarter of 2011, and the adoption did not have a material impact on its financial statements.

  Effect of Recently Issued Accounting Pronouncements

        In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial position, results of operations or cash flows.

3. NET INCOME PER SHARE

        Basic net income per Class A and Class B ordinary share for the years ended December 31, 2009, 2010 and 2011 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the "treasury stock" method.

        The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was antidilutive for the years ended December 31, 2009, 2010 and 2011, was 5,532,755, 7,433,400 and 1,128,660, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

        The components of basic and diluted net income per share were as follows:

	For the year ended December 31,
	2009		2010		2011
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	68	1,942	352	3,465	1,785	55.4	3,988	123.9
Reallocation of net income as a result of conversion of Class B to Class A shares	1,942	—	3,465	—	3,988	123.9	—	—
Reallocation of net income to Class B shares	—	1	—	4	—	—	(18)	(0.6)

Net income, allocated for diluted	2,010	1,943	3,817	3,469	5,773	179.3	3,970	123.3
Weighted average ordinary shares outstanding—basic	10,197,052	292,912,031	28,024,801	275,792,587	97,579,615	97,579,615	217,962,024	217,962,024
Dilutive effect of:
Conversion of Class B to Class A shares	292,912,031	—	275,792,587	—	217,962,024	217,962,024	—	—
Ordinary Share-Based Awards	5,047,113	5,002,929	4,763,212	4,620,555	12,613,448	12,613,448	7,683,679	7,683,679

Weighted average ordinary shares outstanding—diluted	308,156,196	297,914,960	308,580,600	280,413,142	328,155,087	328,155,087	225,645,703	225,645,703

Net income per share attributable to ordinary shareholders:
Basic	6.63	6.63	12.56	12.56	18.30	0.57	18.30	0.57

Diluted	6.52	6.52	12.37	12.37	17.59	0.55	17.59	0.55

4. FAIR VALUE MEASUREMENTS

        Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

          Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

          Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

          Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. FAIR VALUE MEASUREMENTS (Continued)

        Financial assets that are measured at fair value on a recurring basis as of December 31, 2010 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total
	RUR	RUR	RUR
Cash equivalents:
Bank deposits(1)	—	2,064	2,064
Investments in money market funds	213	—	213
Term deposits, current	—	3,361	3,361
Term deposits, non-current	—	213	213
Loans to employees	—	47	47

	213	5,685	5,898

        Financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total	Total
	RUR	RUR	RUR	$
Assets
Cash equivalents:
Bank deposits(1)	—	1,737	1,737	54.0
Investments in money market funds	3,603	—	3,603	111.9
Term deposits, current	—	5,169	5,169	160.6
Term deposits, non-current	—	2,454	2,454	76.2
Restricted cash	454	—	454	14.1
Loans to employees	—	139	139	4.3
Capital protected index-linked note—host contract	—	2,502	2,502	77.7
Capital protected index-linked note—derivative	—	44	44	1.4

	4,057	12,045	16,102	500.2

Liabilities
Derivative contracts	—	60	60	1.9

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

        The total gains attributable to bank deposits and investments in money market funds amounted to RUR 67, RUR 156 and RUR 204 ($6.3) in 2009, 2010 and 2011, respectively. Such amounts are included in interest income in the consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. FAIR VALUE MEASUREMENTS (Continued)

        The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the years ended December 31, 2009, 2010 and 2011. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

        The Company measures the fair value of investments in debt instruments carried at amortized cost for disclosure purposes. There were no investments in debt instruments as of December 31, 2010. The carrying amounts and fair values of debt instruments not recorded at fair value on a recurring basis as of December 31, 2011 were as follows:

	Carrying amount		Fair value
	RUR	$	RUR	$
Puttable floating-rate note	805	25.0	808	25.1
Credit-linked notes	3,382	105.0	3,328	103.4

Total	4,187	130.0	4,136	128.5

        The Company does not estimate the fair value non-marketable equity investments carried at cost because it did not identify events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments. Furthermore, the Company believes it is not practicable to estimate the fair value of these equity investments since quoted market prices are not available and the cost of obtaining independent valuations appears excessive considering the materiality of the investments to the Company.

5. DERIVATIVE FINANCIAL INSTRUMENTS

        The Company does not enter into derivative arrangements for hedging, trading or speculative purposes. However, some of the Company's contracts had embedded derivatives that are bifurcated and accounted for separately from the host agreements. None of these derivatives are designated as hedging instruments.

        The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying consolidated statements of income as other (expense)/ income, net.

        The fair value of derivative instruments as of December 31, 2010 and 2011 is as follows:

	Balance Sheet Location	2010	2011	2011
		RUR	RUR	$
Derivative Assets:
Foreign exchange contracts	Investments in debt securities	—	44	1.4
Derivative Liabilities:
Foreign exchange contracts	Accounts payable and accrued liabilities	—	1	—
Foreign exchange contracts	Other accrued liabilities	—	59	1.9

Total derivative liabilities		—	60	1.9

        The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2009, 2010 and 2011 amounted to nil, nil and RUR 42 ($1.3), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

6. ACCOUNTS AND FUNDS RECEIVABLE, NET

        Accounts receivable as of December 31, 2010 and 2011 consisted of the following:

	2010	2011	2011
	RUR	RUR	$
Trade receivables	862	1,339	41.5
Allowance for doubtful accounts	(64)	(89)	(2.7)

Total accounts receivable	798	1,250	38.8

        Funds receivable as of December 31, 2010 and 2011 consisted of the following:

	2010	2011	2011
	RUR	RUR	$
Funds receivable	76	185	5.8
Allowance for doubtful accounts	(27)	(11)	(0.4)

Total funds receivable	49	174	5.4

        Movements in the allowance for doubtful accounts are as follows:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Balance at the beginning of the period	41	67	91	2.8
Charges to expenses	31	24	25	0.8
Utilization	(5)	—	(16)	(0.5)

Balance at the end of the period	67	91	100	3.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2010 and 2011 consisted of the following:

	2010	2011	2011
	RUR	RUR	$
Computer equipment	4,533	8,131	252.5
Office furniture and equipment	189	324	10.1
Land and buildings	—	404	12.6
Leasehold improvements	192	413	12.8
Other equipment	43	50	1.5
Assets not yet in use	271	1,150	35.7
Purchased technologies and licenses	542	950	29.5

Total	5,770	11,422	354.7
Less: accumulated depreciation and amortization	(2,787)	(4,449)	(138.1)

Total property and equipment, net	2,983	6,973	216.6

        Assets not yet in use primarily represent computer equipment and other assets under installation, and include the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 9 and RUR 66 ($2.0) are included in assets not yet in use as of December 31, 2010 and 2011, respectively.

        Depreciation and amortization expenses related to property and equipment for the years ended December 31, 2009, 2010 and 2011 amounted to RUR 872, RUR 1,147 and RUR 1,826 ($56.7), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

8. INTANGIBLE ASSETS, NET

        Intangible assets, net of amortization, as of December 31, 2010 and 2011 consisted of the following intangible assets acquired as part of business combinations:

		2010
	Useful life, years	Cost	Less: Accumulated amortization	Net carrying value
		RUR	RUR	RUR
Amortized intangible assets
Software	1.5 - 4.0	126	(96)	30
Customer relationships	7.0	17	(9)	8
Contracts with suppliers	0.9 - 5.9	24	(15)	9
Patents and licenses	8.5	83	(5)	78

		250	(125)	125
Unamortized intangible assets
Software under development	—	4	—	4

Total intangible assets		254	(125)	129

		2011
	Useful life, years	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
		RUR	RUR	RUR	$
Amortized intangible assets
Software	1.5 - 7.1	370	(116)	254	7.9
Customer relationships	2.6 - 15.0	83	(13)	70	2.2
Contracts with suppliers	0.9 - 5.9	23	(17)	6	0.2
Patents and licenses	3.4 - 7.1	165	(27)	138	4.3
Non-compete agreements	2.0	18	—	18	0.5

Total intangible assets		659	(173)	486	15.1

        Amortization expenses of intangible assets for the years ended December 31, 2009, 2010 and 2011 were RUR 40, RUR 34 and RUR 48 ($1.5), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

8. INTANGIBLE ASSETS, NET (Continued)

        Estimated amortization expense over the next five years for intangible assets included in the accompanying consolidated balance sheet as of December 31, 2011 are as follows:

	RUR	$
For the year ending December 31, 2012	99	3.1
For the year ending December 31, 2013	98	3.0
For the year ending December 31, 2014	56	1.7
For the year ending December 31, 2015	51	1.6
For the year ending December 31, 2016	51	1.6
Thereafter	131	4.1

Total	486	15.1

9. GOODWILL

        In 2011, the Company acquired the SPB Software group (Note 16). In 2010, the Company completed the acquisition of a 100% ownership interest in GIS Technology LLC (Note 16). These acquisitions were accounted for as purchase business combinations resulting in the recognition of RUR 470 and RUR 62 of acquired goodwill, respectively. The changes in the carrying amount of goodwill are as follows:

	2010	2011	2011
	RUR	RUR	$
Balance at the beginning of the period	597	662	20.6
Goodwill acquired	65	470	14.6
Balance at the end of the period	662	1,132	35.2

        The Company has not recorded any impairment on goodwill.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities as of December 31, 2010 and 2011 comprise the following:

	2010	2011	2011
	RUR	RUR	$
Trade accounts payable and accrued liabilities	798	1,464	45.4
Salary and other compensation expenses payable/accrued to employees	181	258	8.0

Total accounts payable and accrued liabilities	979	1,722	53.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. INCOME TAX

        Income taxes are computed in accordance with Russian Federation and Dutch tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for 2009, 2010, 2011 and future years. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25.5% in 2009 and 2010 and 25% in 2011.

        Dividends paid to the Company's parent company by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so-called participation exemption, dividends distributed by the Company's Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

        Provision for income taxes for the years ended December 31, 2009, 2010 and 2011 consisted of the following:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Current provision for income tax—Russia	(706)	(1,170)	(1,689)	(52.5)
Current provision for income tax—other	(3)	(14)	(25)	(0.8)
Deferred income tax benefit—Russia	34	6	115	3.6
Deferred income tax benefit/(expense)—other	3	(8)	54	1.7

Total provision for income taxes	(672)	(1,186)	(1,545)	(48.0)

        The components of pre-tax income from continuing operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Income from continuing operations—Russia	3,008	5,274	7,713	239.6
Loss from continuing operations—other	(326)	(271)	(395)	(12.3)

Total income from continuing operations	2,682	5,003	7,318	227.3

        The significant majority of the Company's revenues and taxable income is generated in the Russian Federation. Yandex N.V., the Company's Dutch parent company, has no operations and primarily generates interest income and incurs corporate expenses. Therefore, the Company has reconciled its effective tax rate to its Russian statutory rate instead of to its Dutch statutory rate in the table below.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. INCOME TAX (Continued)

The statutory Russian income tax rate reconciled to the Company's effective income tax rate is as follows for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Expected provision at Russian statutory income tax rate (20% for 2009, 2010 and 2011)	536	1,001	1,464	45.5
Effect of:
Tax on dividends	49	94	—	—
Non-deductible share-based compensation	42	33	49	1.5
Other expenses not deductible for tax purposes	60	47	49	1.5
Difference in foreign tax rates	—	11	(15)	(0.4)
Effect of change in tax rate	—	4	(2)	(0.1)
Other permanent differences	—	26	—	—
Change in valuation allowance	(15)	(30)	—	—

Provision for income taxes	672	1,186	1,545	48.0

        As of December 31, 2010 and 2011, the Company included accruals for unrecognized income tax benefits totaling RUR 15 and RUR 85 ($2.6), respectively, as a component of other accrued liabilities and nil, nil and RUR 12 ($0.4), respectively, as a component of accounts payable and accrued liabilities. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. The increases in 2009, 2010 and 2011 include RUR 4, RUR 2 and RUR 15 ($0.5), respectively, associated with interest and penalties. The interest and penalties recorded as a part of income tax expense in 2009, 2010 and 2011 were RUR 4, RUR 2 and nil, respectively. The decrease in 2011 relates to settlement of the tax liability imposed based on the results of Yandex LLC tax audit for 2008 and 2009. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

        The Company believes it is more likely than not that all recognized income tax benefits will be sustained upon examination. However, income tax benefits in the amount of RUR 5 ($0.2) have a reasonable possibility of successfully being challenged by the tax authorities. The Company does not believe that any of the recognized income tax benefits have a reasonable possibility of successfully being challenged by the tax authorities within twelve months of December 31, 2011.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. INCOME TAX (Continued)

        A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Balance at the beginning of the period	4	13	15	0.5
Increases related to prior years tax positions	9	2	89	2.7
Increases related to current year tax positions	—	—	—	—
Settlements	—	—	(10)	(0.3)
Foreign currency translation adjustment	—	—	3	0.1

Balance at the end of the period	13	15	97	3.0

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2010 and 2011:

	2010	2011	2011
	RUR	RUR	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	108	217	6.8
Allowance for doubtful accounts	13	18	0.5
Net operating loss carryforward	4	27	0.9
Property and equipment	3	4	0.1
Other	15	47	1.4
Valuation allowance	—	—	—

Total deferred tax asset	143	313	9.7
Deferred tax liability
Property and equipment	(28)	(124)	(3.9)
Intangible assets	(24)	(62)	(1.9)
Unremitted earnings	(94)	—	—
Deferred expenses	(4)	(8)	(0.2)

Total deferred tax liability	(150)	(194)	(6.0)
Net deferred tax asset/(liability)	(7)	119	3.7

Net deferred tax asset, current	27	297	9.2
Net deferred tax asset, non-current	16	11	0.4
Net deferred tax liability, non-current	(50)	(189)	(5.9)

As of December 31, 2011, Yandex N.V. had net operating loss carryforwards ("NOLs") for Dutch income tax purposes of RUR 131 ($4.1). These NOLs expire in 2020. As of December 31, 2011,a benefit of RUR 9 ($0.3) related to the Dutch NOLs described above and RUR 214 ($6.7) related to other tax effects would be recorded by the Company in additional paid-in capital if and when realized.

        The Company has not provided for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries because they are considered permanently reinvested outside of the Netherlands. As

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. INCOME TAX (Continued)

of December 31, 2011, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUR 13,599 ($422.4). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUR 680 ($21.1).

        The tax years ended December 31, 2010 and 2011 remain open for examination by the Russian tax authorities at Yandex LLC. The tax years ended December 31, 2008, 2009, 2010 and 2011 remain open for examination by the Dutch tax authorities at Yandex N.V.

12. DIVIDENDS

        When and if the Company declares and pays dividends, it pays them in U.S. dollars. There were no dividends declared in 2011. On July 26, 2010, the Company's Board approved the payment of an interim dividend in the amount of $30.0 (RUR 911 at the exchange rate as at the approval date) that was paid in full in the third quarter of 2010. The Company's Board declared no dividends in 2009. On November 6, 2008, the Company's Board approved the payment of an interim dividend in the amount of $19.5 (RUR 525 at the exchange rate as of the approval date). A portion of the approved dividend in the amount of RUR 398 was paid in December 2008. The remaining amount of RUR 160 was paid in the first quarter of 2009.

13. SHARE CAPITAL

        The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, € 0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

  •
  Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.

  •
  Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it should be converted into a Class A share.

  •
  Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to €0.01 per share in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares in connection with certain transfers or sales of Class B shares. During the periods between conversion and cancellation, all Class C shares are held by Yandex Conversion Foundation (Stichting Yandex Conversion). Yandex Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. Yandex Conversion Foundation is managed by a board of directors appointed by the Company.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

13. SHARE CAPITAL (Continued)

        On September 21, 2009, the Company issued a Priority Share to OJSC Savings Bank of the Russian Federation ("Sberbank"). The holder of the Priority Share has the right to veto the accumulation of stakes in the Company in excess of 25% by a single entity, a group of related parties or parties acting in concert. The holder of the Priority Share does not have any rights to influence operating decisions of the Company nor is it entitled to a seat on the Company's Board. Transfer of the Priority Share requires the approval of the Board. The Priority Share has been purchased by Sberbank at its par value of €1 and is entitled to a normal pro rata dividend distribution.

        In May 2011, the Company amended its articles of association authorizing a special class of preference shares as a form of an anti-takeover defense. The Company's Board has the irrevocable authority for a period of five years to issue preference shares and grant rights to subscribe for preference shares up to the Company's authorized share capital from time to time. This authority may be renewed by a resolution of the general meeting of shareholders for a subsequent period of up to five years. The preference shares, if issued, would be entitled to receive preferential dividends at a rate of 12-month EURIBOR plus 200 basis points on the amount paid thereon, prior and in preference to distributions in respect of ordinary shares. No preference shares are issued.

        The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2010			December 31, 2011
	Ordinary shares	EUR	RUR	Ordinary shares	EUR	RUR
Authorized:	5,144,796,021			4,549,827,751
Priority share	1			1
Preference shares	—			2,000,000,001
Class A ordinary shares	4,539,525,900			2,000,000,000
Class B ordinary shares	302,635,060			273,764,304
Class C ordinary shares	302,635,060			276,063,445
Issued and fully paid:	306,122,160	€27.9	981	432,981,653	€27.9	995
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	30,058,714	0.3	14	159,217,348	1.6	66
Class B ordinary shares	273,764,304	27.4	958	164,621,382	16.5	531
Class C ordinary shares	2,299,141	0.2	9	109,142,922	9.8	399

        Treasury Class C shares are not disclosed as such due to technical nature of this class of shares.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. RELATED-PARTY TRANSACTIONS

        The Company has in place a registration rights agreement with its major shareholders that allows them to require the Company to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances. In such circumstances, the Company is obliged to pay all expenses, other than underwriting commissions and discounts, relating to any such registration. Such expenses will be disclosed by the Company as related party transactions in the financial statements relating to the reporting period in which they are incurred.

15. SHARE-BASED COMPENSATION

  Employee Equity Incentive Plan

        The Company has granted Share-Based Awards to employees and consultants of the Company pursuant to its Employee Share Option Plan (the "2001 Plan") and the Second Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan").

        On January 29, 2001, the Supervisory Board of Yandex Technologies Ltd. ("YTL"), the former parent of the Company, approved the 2001 Plan, which provided for the issuance of up to 36,909,292 options to employees of the Company to purchase ordinary shares in YTL. On February 7, 2007, the Company's Board adopted the 2007 Plan and subsequently amended it on October 11, 2007, October 14, 2008, and November 10, 2011. A share option issued under the 2007 Plan entitles the holder to purchase an ordinary share at a specified exercise price. Share appreciation rights issued under the 2007 Plan entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. The 2007 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to share appreciation rights ("SARs"), to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 10% of the issued share capital of the Company. In connection with a capital restructuring, all outstanding share options granted to eligible employees under the 2001 Plan were cancelled and replaced with new grants of options under the 2007 Plan. The Company recorded no additional compensation cost as a result of this cancellation and replacement because the terms of the replacement awards are substantially the same.

        Under the 2007 Plan, the award exercise or measurement price per share is set at the "fair market value" and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company's Board. For purposes of the 2007 Plan, "fair market value" means (A) at any time when the Company's shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, the closing price (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination. Share-Based Awards granted under the 2007 Plan generally vest over a four-year period. Approximately 25% of the Share-Based Awards vest after one year, with the remaining Share-Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant within three months following the consummation of a change of control because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause, the Share-Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share-Based Award granted under the 2007 Plan may not exceed ten years. The 2007 Plan expires at midnight on October 11, 2017. After its expiration, no further grants can be made under the 2007 Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes options activity for the Company under the 2007 Plan:

	Quantity	Weighted average exercise price per share
Outstanding as of December 31, 2008	16,676,996	$2.35

Granted	3,099,400	3.47
Exercised/repurchased	(5,538,948)	2.41
Forfeited	(1,183,391)	2.78
Cancelled	(14,000)	2.74

Outstanding as of December 31, 2009	13,040,057	$2.54

Granted	4,528,000	6.66
Exercised/repurchased	(30,375)	3.49
Forfeited	(154,625)	3.49
Cancelled	(22,750)	3.60

Outstanding as of December 31, 2010	17,360,307	$3.60

Granted	391,000	22.51
Exercised/repurchased	(3,103,275)	2.58
Forfeited	(301,764)	10.45

Outstanding as of December 31, 2011	14,346,268	$4.19

        The following table summarizes information about outstanding and exercisable options under the 2007 Plan as of December 31, 2011:

	Options Outstanding			Options Exercisable
Exercise Price($)	Number Outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number Exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	1,698,200	3.50	$32.0	1,698,200	3.50	$32.0
2.16	2,292,168	4.53	40.2	2,292,168	4.53	40.2
2.74	1,846,692	5.49	31.3	1,846,692	5.49	31.3
3.40	1,499,802	6.09	24.4	1,391,302	6.09	22.7
3.43	1,075,494	7.31	17.5	678,044	7.31	11.0
3.51	1,485,000	7.84	24.0	710,250	7.84	11.5
4.16	1,834,033	8.42	28.5	626,783	8.40	9.7
8.77	2,358,388	8.83	25.8	542,638	8.77	5.9
25.00	256,491	8.85	—	15,491	0.23	—

Total	14,346,268	6.53	$223.7	9,801,568	5.66	$164.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested share options under the 2007 Plan:

	Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2008	8,783,717	$1.36

Granted	3,099,400	2.18
Vested	(5,252,499)	1.28
Forfeited	(1,183,391)	1.55

Non-vested as of December 31, 2009	5,447,227	$1.86

Granted	4,528,000	4.05
Vested	(2,455,020)	1.66
Forfeited	(154,625)	2.35

Non-vested as of December 31, 2010	7,365,582	$3.26

Granted	391,000	13.58
Vested	(2,910,119)	2.87
Forfeited	(301,764)	6.32

Non-vested as of December 31, 2011	4,544,699	$4.20

        The Company also granted SARs in 2011, none of which were exercisable and all of which are outstanding as of December 31, 2011. The following table summarizes information about SARs as of December 31, 2011.

	SARS Granted & Outstanding
Exercise Price($)	Number Granted & Outstanding	Average Remaining Contractual Life (in years)	Weighted Average Grant Date Fair Value($)	Aggregate Intrinsic Value
20.99	760,160	9.92	$12.45	—
16.95	37,500	9.98	10.00	$0.1

Total	797,660	9.92	$12.33	$0.1

        At December 31, 2011, there was RUR 891 ($27.7) of unamortized share-based compensation expense related to unvested share options and SARs which is expected to be recognized over a weighted average period of 2.63 years. The Company expects that all but an insignificant portion of options and SARs outstanding will vest and therefore has not applied a forfeiture rate in estimating the total awards expected to vest.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. SHARE-BASED COMPENSATION (Continued)

  Ex-Plan Restricted Shares

        The following table summarizes information about restricted shares:

	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2008	49,329	$3.40

Vested	(24,559)	3.40
Repurchased	(10,490)	3.40

Non-vested as of December 31, 2009	14,280	$3.40

Vested	(2,856)	3.40

Non-vested as of December 31, 2010	11,424	$3.40
Vested	—	—

Non-vested as of December 31, 2011	11,424	$3.40

        At December 31, 2011, there was nil of unamortized share-based compensation expense related to unvested restricted shares. The Company expects that all restricted shares outstanding will not vest as are subject to repurchase.

  Ex-Plan Options

        In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling") (Note 16). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A shares.

        The following table summarizes activity for these ex-plan options:

	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2008	—	—

Granted	378,000	0.01
Outstanding as of December 31, 2009	378,000	€0.01
Forfeited	(8,400)	0.01

Outstanding as of December 31, 2010	369,600	€0.01
Forfeited	(56,000)	0.01
Exercised	(24,000)	0.01

Outstanding as of December 31, 2011	289,600	€0.01

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested ex-plan share options:

	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2008	—	—

Granted	378,000	3.42
Vested	(70,000)	3.42

Non-vested as of December 31, 2009	308,000	$3.42
Forfeited	(8,400)	3.42

Non-vested as of December 31, 2010	299,600	$3.42
Forfeited	(56,000)	3.42
Vested	(54,600)	3.42

Non-vested as of December 31, 2011	189,000	$3.42

        As of December 31, 2011, these ex-plan options have a remaining contractual life of 7.5 years; the 289,600 outstanding ex-plan options have an intrinsic value of RUR 184 ($5.7); the 100,600 exercisable ex-plan options have an intrinsic value of RUR 64 ($2.0).

        At December 31, 2011, there was RUR 19 ($0.6) of unamortized share-based compensation expense related to unvested ex-plan options.

  Restricted Share Units

        In November 2011, the Company acquired SPB Software Group (Note 16) and subsequently granted 25,000 restricted share units (RSUs) to some of the former SPB Software employees. Although these RSUs were granted ex-plan, they have the same vesting provisions as Share-Based Awards granted under the 2007 Plan. As of December 31, 2011, all of these RSUs were outstanding and non-vested. These RSUs had a grant date fair value of $16.94 per share, resulting in unamortized share-based compensation expense of RUR 14 ($0.4) that is expected to be recognized over a four-year period. As of December 31, 2011, these RSUs had an intrinsic value of RUR 16 ($0.4).

  Phantom Stock Units

        In May 2011, the Company granted ex-plan to all of its employees 77,230 phantom stock units vesting in full in December 2011. The award was fully exercised and settled in cash in December 2011. The Company recognized share-based compensation expense of RUR 43 ($1.3), related to this grant.

  Share-Based Compensation Expense

        The Company recognized share-based compensation expense of RUR 209, RUR 160 and RUR 329 ($10.2) for the years ended December 31, 2009, 2010 and 2011, respectively. The Company recognized nil, nil and RUR 27 ($0.8) in related tax benefits for the years ended December 31, 2009, 2010 and 2011, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisitions in 2011

  SPB

        In November 2011, the Company completed the acquisition of the SPB Software group ("SPB"), a mobile software developer offering a suite of mobile solutions including a mobile user interface engine for smartphones and tablets, in order to obtain a product development team and rights for technologies and software. The transaction included the acquisition of a 100% ownership in the three legal entities—SPB Software, Inc. (USA), SPB Software, Ltd. (Hong Kong), and SPB Software Co., Ltd (Thailand); as well as the acquisition of the business assets and employees of Phonesoft Consulting, Ltd. (Russia), for cash consideration of approximately $24.3 (RUR 745 at the exchange rate as of the acquisition date). An additional $14.1 (RUR 433 at the exchange rate as of the acquisition date) in consideration is payable contingent upon achieving certain technical performance targets and the continued employment of the former SPB shareholders on the first and the second anniversary of the closing of the transaction. This amount has been transferred by the Company to a special escrow account and presented as restricted cash on the consolidated balance sheets. The Company has not recorded these contingent payments as purchase price consideration but will instead record them as compensation expense on a straight-line basis as the former SPB shareholders complete their requisite service periods. The Company's consolidated financial statements reflect the preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The completion of the valuation is subject to obtaining more information about the tax risks. The following is the condensed balance sheet of SPB as of November 23, 2011, reflecting a preliminary allocation of the purchase price to the net assets acquired:

November 23, 2011
RUR
ASSETS:
Cash and cash equivalents	10
Current assets	16
Property and equipment	4
Intangible assets	390
Goodwill	470

Total assets	890

LIABILITIES:
Current liabilities	17
Non-current liabilities	81
Deferred tax liabilities	47

Net assets	745

Total purchase consideration	745

        The RUR 470 ($14.6) assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from integration of the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

Company's cloud services and technologies into SPB's mobile user interface engine. Of the RUR 390 ($12.1) assigned to intangible assets, approximately RUR 233 ($7.2) relates to software that will be amortized over a period of approximately 7.1 years. The remaining RUR 157 ($4.9) assigned to intangible assets represents patents (RUR 78 ($2.4)), customer relationships (RUR 62 ($1.9)) and non-compete agreements (RUR 17 ($0.5)).

        The results of operations of SPB for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2009, 2010 and 2011. Accordingly, no pro forma financial information is presented. The results of operations of SPB did not have a material impact on the Company's results of operations for the year ended December 31, 2011.

  Blekko.com

        In August 2011, the Company completed the acquisition of a 9.7% ownership interest in Blekko, Inc. ("Blekko"), a US-based internet search engine for $15.0 (RUR 478 at the exchange rate as of the acquisition date). The Company does not exercise significant influence over Blekko and accordingly accounts for this investment under the cost method.

  Acquisitions in 2010

  GIS

        In July 2010, the Company completed the acquisition of a 100% ownership interest in GIS Technology LLC ("GIS"), a company specializing in the production of electronic maps, for cash consideration of approximately RUR 143 in order to develop in-house content for one of its key services. This acquisition was accounted for as a purchase business combination. The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The following is the condensed balance sheet of GIS as of July 1, 2010 reflecting the allocation of the purchase price to the net assets acquired:

July 1, 2010
RUR
ASSETS:
Current assets	6
Property and equipment	1
Intangible assets	102
Goodwill	62

Total assets	171

LIABILITIES:
Current liabilities	8
Deferred tax liabilities	20

Net assets	143

Total purchase consideration	143

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

        The RUR 62 assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition under U.S. GAAP. Of the RUR 102 assigned to intangible assets, approximately RUR 84 relates to cartographical and geodesic licenses that will be amortized over a period of approximately 8.5 years. The remaining RUR 18 assigned to intangible assets represents software to be amortized over an average period of approximately 4.3 years.

        The results of operations of GIS for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2008, 2009 and 2010. The results of operations of GIS did not have a material impact on the Company's results of operations for the year ended December 31, 2010.

  Vizi Labs

        In August 2010, the Company completed the acquisition of an indirect 18.4% ownership interest in Vizi Information Labs Ltd. ("Vizi Labs"), an Israel-based face recognition technology developer. The acquisition was made through the purchase of an 18.4% ownership interest in Vizi Lab's parent company, Vizi Labs Inc. (BVI), for cash consideration of approximately $3.0 (RUR 92 at the exchange rate as of the acquisition date). The Company believes that it exercises significant influence over Vizi Labs and accounts for this investment under the equity method.

  Acquisition in 2009

        In January 2009, the Company completed the acquisition of a 99.99% ownership interest in Awaps LLC ("Awaps") for cash consideration of approximately RUR 85 in order to improve the Company's position on the display advertising market. Prior to this acquisition, Mediaselling, one of the leading display advertising sales agencies in Russia, transferred certain technological assets to Awaps.

        This acquisition was accounted for as a purchase business combination. The Company's consolidated financial statements reflect allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The following is the condensed balance sheet

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

of Awaps as of January 11, 2009 reflecting the allocation of the purchase price to the net assets acquired:

January 11, 2009
RUR
ASSETS:
Intangible assets	31
Goodwill	60

Total assets	91

LIABILITIES:
Deferred tax liabilities	6

Net assets	85

Total purchase consideration	85

        RUR 60 assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition under U.S. GAAP. The entire RUR 31 assigned to intangible assets represents software to be amortized over a weighted-average period of approximately 4.0 years.

        The results of operations of Awaps for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2008 and 2009. The results of operations of Awaps did not have a material impact on the Company's results of operations for the year ended December 31, 2009.

        In March 2009, the Company paid RUR 147 as contingent consideration in connection with its acquisition of Yandex.Money in 2007.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES

  Lease Commitments

        In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. The rent payments are fixed in U.S. dollars and are subject to revision based on a pre-approved formula in 2011 if there is a significant change in Moscow rent prices. The Company, together with the lessor, is currently assessing if a significant change condition has been met. The Company can elect to cancel the agreement upon payment of a $5.0 termination penalty or, after 5 years, upon 12-months' advance notice. Additionally, the Company can substantially reduce rented space without any penalties if certain revenue targets are not achieved during the rent period. The balances under this agreement are as follows (net of applicable value added taxes):

	2010	2011	RUR
	RUR	RUR	$
Prepaid expenses	282	358	11.1
Long-term prepaid expenses	217	338	10.5

	499	696	21.6

        As of December 31, 2011, future minimum lease payments due under this lease and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	10-year Moscow lease	Other leases	Total	Total
	RUR	RUR	RUR	$
2012	854	507	1,361	42.3
2013	1,043	477	1,520	47.2
2014	1,071	338	1,409	43.8
2015	1,101	165	1,266	39.3
2016 and thereafter	2,935	47	2,982	92.6

Total	7,004	1,534	8,538	265.2

        For the purposes of the disclosure above, the Company assumed the full 10-year period of the lease and no changes in the rented space or rental price.

        For the years ended December 31, 2009, 2010 and 2011, rent expenses under operating leases totaled approximately RUR 734, RUR 809 and RUR 1,199 ($37.2), respectively.

  Tax Audit

        In 2010 and 2011, the Company's principal subsidiary, Yandex LLC, was subject to a tax inspection for the 2008 and 2009 tax years. As the result, the Russian tax inspectorate issued a tax claim related to the alleged underpayment of penalties and interest on withholding tax in the amount of RUR 10. The Company paid the amount claimed in full.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

  Environment and Current Economic Situation

        Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. As has happened in the past, actual or perceived financial problems or an increase in the perceived risks associated with investing in emerging economies could adversely affect the investment climate in Russia and the Russian economy in general.

        The government of the Russian Federation continues to reform the business and commercial infrastructure of the country in its transition to a market economy. As a result, laws and regulations affecting businesses continue to change frequently. These changes are characterized by poor drafting, different interpretations and arbitrary application by the authorities. In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company.

        In addition to the obligations shown in the lease commitments section above, approximately RUR 97 ($3.0) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table above, the Company has also recorded a liability for potential penalties of RUR 12 ($0.4) and interest of RUR 3 ($0.1). As of December 31, 2011, except for income tax contingencies described above, the Company did not accrue for any contingencies related to non-income taxes.

        The future economic direction of Russia is largely dependent upon economic, fiscal and monetary measures undertaken by the government, together with legal, regulatory, and political developments.

        The global financial turmoil that has negatively affected Russia's financial and capital markets in 2008 and 2009 has receded, and the Russian economy returned to growth in 2010 and 2011. However, significant economic uncertainties remain. Adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or from decline in the oil and gas prices could slow or disrupt the Russian economy, adversely affect the Group's access to capital and cost of capital for the Group and, more generally, its business, results of operations, financial condition and prospects.

        Russia is facing a relatively high level of inflation (according to the government's statistical data, consumer price inflation for the years ended December 31, 2011 and 2010 was 6.1% and 8.8%, respectively).

        Because Russia produces and exports large volumes of oil and gas, the Russian economy is particularly sensitive to the price of oil and gas on the world market, which fluctuated significantly during 2010 and 2009.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in millions of Russian rubles and U.S. dollars, except share and per share data)

18. INFORMATION ABOUT GEOGRAPHIC AREAS

        Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2009	2010	2011	2011
	RUR	RUR	RUR	$
Revenues:
Russia	8,553	12,211	19,352	601.1
Rest of the world	176	289	681	21.1

Total revenues	8,729	12,500	20,033	622.2

Long-lived assets, net:
Russia	2,803	3,962	7,403	229.9
US	1	1	1,413	43.9
Rest of the world	83	92	395	12.3

Total long-lived assets, net	2,887	4,055	9,211	286.1

19. SUBSEQUENT EVENTS

        No material subsequent events have occurred since December 31, 2011 that required recognition or disclosure in these financial statements.