Form 20-F
period 2012-12-31
Yandex N.V.
filed 2013-03-11
CIK 1513845

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

Title of each class	Number of shares outstanding
Class A	202,318,864
Class B	125,441,218

             Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

             Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐ as issued by the International Accounting Standards Board	Other ☐

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
BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

             Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

(1)
In addition, we had 27,972,630 Class C shares issued and fully paid as of December 31, 2012. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares, and are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as the votes by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

        This Annual Report includes market data reported by comScore (February 2013), Liveinternet.ru (March, 2013), Public Opinion Foundation of Russia (FOM) (December 2012), ZenithOptimedia (December 2012), Russian Association of Communications Agencies (AKAR) (February 2013), InternetWorldStats (June 2012), and the Russian Federal State Statistics Service (Rosstat) (January 2013). Our search market share in Turkey is based on our own internal data from our Metrica system; due to the small sample size, these data may be subject to a higher degree of error than data regarding markets in which we have a greater degree of market penetration.

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

 PART I.

Item 3.    Key Information.

Selected Consolidated Financial and Statistical Data

        The selected consolidated statements of income data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated statements of income data for the year ended December 31, 2009 are derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our unaudited consolidated balance sheet containing the reclassification of Yandex.Money's balances into assets held for sale and liabilities related to assets held for sale to reflect current period presentation. The selected financial data as of and for the year ended December 31, 2008 are derived from our unaudited consolidated financial statements, presented in Russian rubles, that are not included in this Annual Report. Those consolidated financial statements were originally presented in U.S. dollars and audited. When we re-presented 2008 financial statements and consolidated balance sheets as of December 31,2009 and 2010, we did not have them re-audited.

        Ruble amounts have been translated into U.S. dollars at a rate of RUR 30.3727 to $1.00, the official exchange rate quoted as of December 31, 2012 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On March 8, 2013, the exchange rate was RUR 30.7628 to $1.00. See "Risk Factors—Fluctuations in currency exchange rates may materially adversely affect our business, financial condition and results of operations."

        You should read the following selected consolidated financial data in conjunction with our "Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. Our financial statements are prepared in accordance with U.S. GAAP. These historic financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,
	2008	2009	2010	2011	2012
	RUR	RUR	RUR	RUR	RUR	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	7,649	8,729	12,500	20,033	28,767	947.1
Operating costs and expenses:
Cost of revenues(1)	1,701	2,086	2,585	4,707	7,188	236.7
Product development(1)	1,013	1,619	2,073	3,124	4,274	140.7
Sales, general and administrative(1)	1,250	1,474	1,838	3,294	4,900	161.3
Depreciation and amortization	600	912	1,181	1,874	2,951	97.2

Total operating costs and expenses	4,564	6,091	7,677	12,999	19,313	635.9
Income from operations	3,085	2,638	4,823	7,034	9,454	311.2
Interest income	86	67	156	222	1,002	33.0
Other (expense)/income, net(2)	208	(23)	24	62	118	3.9

Net income before income taxes	3,379	2,682	5,003	7,318	10,574	348.1
Provision for income taxes	947	672	1,186	1,545	2,351	77.4

Net income	2,432	2,010	3,817	5,773	8,223	270.7

Net income per Class A and Class B share:
Basic	8.04	6.63	12.56	18.30	25.21	0.83

Diluted	7.93	6.52	12.37	17.59	24.50	0.81

Weighted average number of Class A and Class B shares outstanding:
Basic	302,489,809	303,109,083	303,817,388	315,541,639	326,210,948	326,210,948
Diluted	306,893,587	308,156,196	308,580,600	328,155,087	335,690,596	335,690,596

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2008	2009	2010	2011	2012
	RUR	RUR	RUR	RUR	RUR	$
Cost of revenues	6	10	16	26	33	1.1
Product development	42	60	87	153	221	7.3
Sales, general and administrative	92	139	57	150	122	4.0
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

	As of December 31,
	2008	2009	2010	2011	2012
	RUR	RUR	RUR	RUR	RUR	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	2,194	2,199	3,025	5,930	7,425	244.5
Term deposits (current and non-current)	290	1,882	3,289	7,133	14,959	492.5
Total assets	5,977	8,446	12,617	34,076	44,285	1,458.2
Total current liabilities	1,617	1,853	2,937	4,711	6,682	220.1
Total non-current liabilities	41	57	65	412	556	18.4
Total shareholders' equity	4,319	6,536	9,615	28,953	37,047	1,219.7

(1)
Prior periods have been reclassified to reflect current period presentation; see note 7 to our consolidated financial statements.

Exchange Rate Information

        Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader, converted at the official exchange rate quoted by the Central Bank of the Russian Federation. Unless otherwise noted, all translations from RUR to U.S. dollars and from U.S. dollars to RUR in this Annual Report were made at a rate of RUR 30.3727 to $1.00, the official exchange rate quoted as of December 31, 2012. On March 8, 2013, the exchange rate was RUR 30.7628 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

        The following table presents information on the exchange rates between RUR and the U.S. dollar for the periods indicated:

	RUR per U.S. dollar
Period	Period-end	Average	Low	High
2008	29.38	24.86	29.38	23.13
2009	30.24	31.72	36.43	28.67
2010	30.48	30.37	31.78	28.93
2011	32.20	29.39	32.68	27.26
2012	30.37	31.09	34.04	28.95
September 2012	30.92	31.53	32.57	30.59
October 2012	31.53	31.09	31.53	30.72
November 2012	31.06	31.41	31.73	30.94
December 2012	30.37	30.74	30.99	30.37
January 2013	30.03	30.26	30.42	30.03
February 2013	30.62	30.16	30.62	29.93

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

        Of the large global internet companies, we consider Google to be our principal competitor in the market for internet search, and for text-based advertising, distribution arrangements and other services. Google.ru's share of the Russian search market, based on search traffic generated, was 26.0% for February 2013 and 26.2% for the full year 2012, compared with our market share of 61.9% and 60.2%, respectively, according to Liveinternet.ru. Google launched its Russian-language search engine in 2001, and opened its first office in Russia and introduced Russian-language morphology-based search capabilities in 2006. It conducts extensive online and offline advertising campaigns in Russia. During the past year, Google has also aggressively marketed its Chrome browser in Russia, and has taken steps to attempt to ensure that its search engine is the default search function on its browser, which has created increased competition. In addition, with Android, its popular mobile platform, Google may exert significant influence over the increasingly important market for mobile and location-based search and advertising, including through its global arrangements with manufacturers of mobile devices. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition from the Russian and international websites of Microsoft and Yahoo!

        On the domestic level, our principal competitor is Mail.ru. We compete with Mail.ru in the market for text-based advertising, display advertising and other services. Mail.ru offers a wide range of internet services, including the most popular Russian web mail service, and many other services that are comparable to ours. Mail.ru's market share has increased recently, from 7.1% in 2011 to 8.5% in 2012. We also compete with Russian online advertising networks, such as Begun, which direct advertising to a number of popular Russian websites.

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

        In the past three years, we generated on average more than 97% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. During the 2008-2009 global economic crisis, total advertising spending in Russia declined by 28% in ruble terms, from 2008 to 2009, while the growth in online advertising expenditures slowed:

	2008	2009	2010	2011	2012
	(RUR in billion)
Online advertising expenditures	17.6	19.1	26.8	41.8	56.3
Total advertising expenditures	257.2	186.4	218.6	263.4	297.8

        Although forecasts for online advertising spending in Russia indicate sustained annual growth through 2015, we anticipate that the rate of such growth will slow in the coming years. Any decreases in or delays in online advertising spending due to economic conditions, or otherwise, would materially adversely impact our business, financial condition and results of operations.

Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

        We generate almost all our revenues from the sale of online advertising in Russia. The level of spending on advertising in Russia remains relatively low compared to that in more developed countries, and the use of the internet as a marketing channel is at a relatively early stage. The internet and broadband penetration rates in Russia are also relatively low compared to those in more developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Many of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the internet effective in promoting their products and services compared with traditional media.

        Any decline in the appeal of the internet generally in Russia or the other countries in which we operate, whether as a result of the growth in popularity of other forms of media, a decline in the attractiveness of the internet as an advertising medium or any other factor, could have a material adverse effect on our business, financial condition and results of operations.

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

Distribution arrangements with third parties are an important avenue for expanding our user base, and any failure to obtain or maintain such relationships on reasonable terms could have a material adverse effect on our business, financial condition and results of operations.

        To expand our user base and increase traffic to our sites, we enter into arrangements with leading software companies for the distribution of our technology. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. In addition, several mobile device manufacturers include Yandex as the default search engine on certain models of handsets in Russia. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements.

        Our largest distribution partners in 2012 were Opera and Mozilla (which offers the Firefox browser). During 2012, we entered into a multi-year extension of our distribution agreement with Opera. Our distribution relationship with Mozilla terminated in July 2012, although we continue to share revenues with Mozilla on the distribution they provide to us through Firefox installations made prior to the termination of our agreement with them. If we are unable to continue our arrangement with Opera, or enter into comparable arrangements with new distribution partners, this would likely have a negative effect on our search market share over time.

        In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

We expect the rate of growth of our revenues to be lower in the future and we may experience downward pressure on our operating margin.

        The effectiveness of contextual advertising as a medium has contributed to the rapid growth of our business since our inception. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

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

  •
  increased depreciation and amortization expense related to recent capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;

  •
  relatively higher spending on advertising and marketing to further enhance our brand and promote our services in Russia, to build brand awareness in Turkey and to respond to competitive pressures if these efforts do not drive revenue growth in the manner we anticipate;

  •
  expenses related to our expansion efforts into new markets, such as Turkey, which must be incurred prior to earning corresponding revenues, if any;

  •
  expenses in connection with the launch of new products and related advertising and marketing efforts, such as our Yandex browser, which may not result in the anticipated increase in revenues or market share;

  •
  the possibility of higher fees or revenue sharing arrangements with our distribution partners that, for example, distribute our browser toolbar or search bar or otherwise direct search queries to our website. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier for our existing users to access our services; and

  •
  costs incurred in our international expansion efforts until we succeed in building the user base necessary to begin generating sufficient revenues in these markets to earn accretive operating margins there.

        See "Operating and Financial Review and Prospects—Key Trends Impacting Our Results of Operations."

As the growth rates of the Russian internet market mature, our future expansion will increasingly depend on our ability to generate revenues from new business models or in other markets.

        As internet usage has spread in Russia, the rate of growth has been declining, with the number of users increasing by 19% from 2009 to 2010, 17% from 2010 to 2011, and 12% from 2011 to 2012, according to FOM. As our core market matures, we will need to exploit new business models, such as e-commerce, or expand in new geographic markets in order to continue to grow our revenues. Our efforts in this regard may not be successful, which would adversely affect our revenues and our business.

We rely on our Yandex ad network partners for a material portion of our revenues and benefit from our relationships with them. If we lose these partners, or the quality of these partners decreases, it would adversely affect our business, financial condition and results of operations.

        Revenues from advertising on our ad network partner websites represented 17.4% of our advertising revenues in 2012, compared with 14.9% in 2011. We consider this network to be critical to the future growth of our business. Our agreements with our network partners are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to obtain market share from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor's advertising services, our revenues would decline.

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

        In December 2012, we entered into an agreement pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business, which will continue to operate under the Yandex.Money brand. Although we have sought to implement appropriate controls and protections, as the minority partner in this joint venture we may have limited ability to ensure that the business is always operated in a manner that is consistent with the broader Yandex brand.

        If we fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations would be materially adversely affected.

We spend significant resources expanding and enhancing our service offering, and if these new or enhanced services are not widely adopted by users, our business, financial condition and results of operations could be materially adversely affected.

        We continuously work to develop new and enhanced services to broaden and improve the overall quality of our service offerings. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, can be significant. For instance, we incurred considerable development and marketing expenses in connection with launching our Yandex browser in the second half of 2012. Since launch, our Yandex browser has been gaining market share and, in February 2013, had a 4.2% share of the browser market in Russia, according to Liveinternet.ru. There is strong competition in the browser market and we cannot guarantee that our browser's market share will continue to grow. If our new or enhanced services are not widely adopted by users, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to continue to develop services that are compatible with the most popular technology platforms or if these platforms are developed in such a way as to make it difficult for users to access our services from those platforms, our business, financial condition and results of operations could be materially adversely affected.

        We seek to develop services that are compatible with widely adopted technology platforms. Given the speed with which these platforms are evolving, particularly in the mobile industry, their market share can change materially in a relatively short period of time. Moreover, some technology platforms are designed to make it more difficult for a third party service provider, such as Yandex, to offer services that users can easily access from these platforms. If we are unable to develop services that are compatible with the most popular technology platforms or if these platforms are developed in such a way as to make it difficult for users to access our services from those platforms, our business, financial condition and results of operations could be materially adversely affected.

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

        Our success depends in large part upon the continued service of key members of our management team and technical personnel, as well as our continued ability to attract, retain and motivate other highly qualified engineering, programming, technical, sales, customer support, financial and managerial personnel. Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plan, we cannot guarantee that we will be able to retain our key employees. A number of our senior employees exercised share options in connection with our IPO and made significant gains, while a significant portion of our outstanding equity awards held by key employees have become, or will soon become, substantially vested. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests, especially if our shares have significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel should leave our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

        The competition for software engineers and qualified personnel who are familiar with the internet industry in Russia is intense. We may encounter difficulty in hiring and/or retaining highly talented software engineers to develop and maintain our services. There is also significant competition for personnel who are knowledgeable about the accounting and legal requirements related to a NASDAQ listing, and we may encounter particular difficulty in hiring and/or retaining appropriate financial staff needed to enable us to continue to comply with the internal control requirements under the Sarbanes-Oxley Act and related regulations.

        Any inability to successfully retain key employees and manage our personnel needs may have a material adverse effect on our business, financial condition and results of operations.

Growth in our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.

        We have limited experience with operations outside Russia and in 2012 derived only approximately 5% of our revenues from advertisers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues in the new geography. For example, in 2011 we launched operations in Turkey. As of February 2013, our share of the internet search market in Turkey was 2% and we have not yet commercialized our services in Turkey nor begun generating revenues there. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to new markets, including the following:

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

        The Russian ruble has experienced significant fluctuations against foreign currencies, including the U.S. dollar, in recent years. Although our revenues and expenses are both primarily denominated in Russian rubles, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, are imported and can therefore be materially affected by changes in the U.S. dollar to Russian ruble exchange rate. If the Russian ruble were to experience a prolonged and significant decline against foreign currencies, however, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

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

        So-called "index spammers" seek to develop ways to manipulate internet search results. For example, because our search technology ranks a webpage's relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. We take this problem seriously because providing relevant information to users is at the core of our business and critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

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

        As with any other internet company, Yandex is at risk of becoming a target of cracking (efforts to defeat security or encryption protections), a distributed denial-of-service attack, or another computer attack, which could result in a temporary closing of the Yandex site or some of its services. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex's intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code. This information could potentially be valuable to our competitors or to search engine optimizers who are looking to improve their clients' site rankings within our search results pages. We are not presently aware of a situation where our code has been used in a way that would harm us, but we may be faced with such a situation in the future.

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

        Social networks are becoming increasingly important players in the internet market, and have a significant degree of control over the manner and extent to which information on their websites can be accessed through third-party search engines. For example, in early 2013 we launched our Wonder mobile application in the United States, which enabled personalized search of information available to users through their accounts with various social networks and services, including Facebook, Twitter, Instagram and Foursquare. Facebook subsequently blocked our access to its platform Application Programming Interface and launched a graph search service of its own.

        In addition, a large amount of information on the internet is provided in proprietary document formats such as Microsoft Word and Adobe Acrobat. The providers of the software applications used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology.

        If social networks or software providers take steps to prevent their content or documents in their formats from being searchable, this would mean that such content would not be included in our search results even if the content was directly relevant to a search request. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites or documents in their format. If these parties also compete with us in the search business, they may give their search technology a preferential ability to search their content or documents in their proprietary format. Any of these results could adversely affect our brand, business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

        We rely on a combination of trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Historically, we did not seek patent protection for the intellectual property we have developed, but in 2012, we established our patent department that is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. To date, we have filed a number of patent applications and industrial designs, of which some have already been issued.

        The protection and enforcement of intellectual property rights in Russia and other markets in which we operate may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend and if lost by us could adversely affect our business, financial condition and results of operation.

        The software, databases, algorithms, images as well as patentable results and trade secrets (know-how) that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor's agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright, related rights as well as rights to file patent applications with respect to such products, and have the exclusive rights to their further use and disposal subject to compliance with certain requirements set in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of exclusive rights over the employment or contractually created products developed by them or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. Although we believe that we would prevail in any such actions, we cannot assure you that we would do so. Any successful claim could adversely affect our business, financial condition and results of operation.

We may be held liable for information or content displayed on, retrieved from or linked to on our websites, or distributed by our users, which could harm our reputation and business.

        The law relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and some other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services such as email, chat rooms, hypertext links to third-party websites, or video, image and file storage services, if appropriate licenses and/or rights holder's consents have not been obtained. For example, we are currently involved in litigation with a third party, Perfect 10, Inc., regarding alleged copyright infringement in the United States. Third parties may also seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

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

        We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright infringement. In such cases, we investigate the claims and any uploads that appear to infringe the rights of a third party are removed. It is not possible to review and proactively monitor all content linked to or posted on our websites, and the risk of infringement of third-party intellectual property rights remains. Our guidelines and procedures may not be effective in preventing the unauthorized posting of copyrighted material. There has been no legislation or settled court practice in Russia that provides clear guidance as to whether or under what circumstances online service providers, including hosting providers, administrators of websites and internet portals can be held liable for the unauthorized posting by users of copyrighted material. Current court practice in this sphere is inconsistent in certain instances and may impose extended obligations and create additional risks for online service providers as compared to regulation in Western countries.

        In September 2012, a new law came into force in Russia related to the protection of minors from information harmful to their health and development. The law restricts circulation of certain identified categories of publicly available information that may be harmful for minors. There is a requirement to take administrative and technical measures to prevent dissemination of restricted information. Information designated for specific age categories of minors must be accompanied with a relevant mark identifying the age restriction category of the information. Although the requirement for age category identification for information made available on the internet has not been established (except for the websites registered as mass media) and is voluntary, this law is largely ambiguous and there is limited practice of implementation of such legislation in Russia, which may lead to a high degree of discretion on the part of governmental authorities in its implementation, as well as abuse of this law. Given these uncertainties, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with this law.

        In November, 2012 an additional law came into effect establishing a system for the blocking of websites that make available specific categories of illegal information related to child pornography, encouraging suicide or drug use as well as other restricted information and providing for creation of the uniform register of domain names, website page locators and network addresses enabling identification of websites on the internet. In the event a certain domain name or webpage is included in the register at the decision of the relevant state authority (in the event of child pornography, information encouraging suicides and drug use) or on the basis of a court ruling (any other restricted information) and neither the website administrator nor hosting provider has taken down relevant material, the IP address of the website is included in the register and Russian internet service providers as well as telecommunication service operations are required to block access to all the material located at the IP address included in the registry (potentially an entire website or a number of websites having no relation to the material in question in the event they share the same IP address). The legal framework related to the blacklist of websites is very controversial and is likely subject to developments and further adjustments. The Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications ("Roscomnadzor") issued a clarification on November 30, 2012 specifying that search engines, news aggregators and cached information used in the course of their operation will not be included in the register, as being outside of the regulatory scope of the law. However, the regulator's approach may change and our operations might be adversely affected by application of the website blacklist legislation.

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

        Furthermore, we perform placement of cookies and use other wide-spread technologies that assist us in improving the user experience of our products and services and ultimately benefit both our users and advertisers to the extent that we use a certain part of this collected information for behavioral targeting of the advertising. There have been no clear legislative guidelines about whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices.

        Additionally, as our business grows in foreign jurisdictions beyond Russia and our services are offered to foreign users we might encounter increased pressure from foreign state authorities with respect to production of information related to the users in circumvention of the international legal framework in that area. Any non-compliance with such requests may lead to liability and other adverse consequences.

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

        With some of the most highly visited websites in Russia, we deliver a growing number of services and page views to an increasing number of users. In addition, the services we offer have expanded and changed significantly and are expected to continue to do so in the future to accommodate bandwidth-intensive technologies and means of content delivery, such as interactive multimedia and video. Our future success will depend on our ability to adapt to rapidly changing technologies, to adjust our services to evolving industry standards and to maintain the performance and reliability of our services. Rapid increases in the levels or types of use of our online services could result in delays or interruptions in our services.

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

        We do not currently insure our data centers or carry business interruption or key man insurance, primarily because the high cost of insurance in Russia makes it more economically rational to self-insure. We also believe that our redundant data centers would allow us to avoid or minimize any potential business interruption. We do not maintain separate funds or otherwise set aside cash reserves for related losses. Any such loss could materially adversely affect our business, financial condition and results of operations.

A systems failure or human error could prevent us from providing search results or ads, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.

        Although we have implemented network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyberattacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers, which we maintain ourselves, are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, which could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

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

        In addition to physical damage and power outages, our systems are also vulnerable to human error. For example, in August 2011 we experienced a network outage resulting from human error, which resulted in more than two hours of system down time and which had a temporary negative effect on our search market share, while we experienced two shorter periods of downtime in September 2012 due to coding errors, which had less serious impacts on our search share. Errors made by our employees in maintaining or expanding our systems may damage our brand and materially adversely affect our business, financial condition and results of operations.

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

        We have limited experience with acquisitions, and the acquisitions we have made to date have been relatively small. For example, in November 2011 we completed the acquisition of the mobile software business of SPB Software. See "Operating and Financial Review and Prospects—Recent Acquisitions". We continue to evaluate selected potential acquisitions and, from time to time, may engage in discussions regarding potential acquisitions. Any of these transactions may be material to our business, financial condition and results of operations. The acquisition and integration of new businesses or technologies pose significant risks to our existing operations, including:

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

        Our electronic payments system is susceptible to fraud and to potentially illegal or improper uses, and we have on occasion identified or been informed of such uses in the past. These may include:

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

  •
  child pornography or trafficking; and

  •
  other illegal or improper purposes.

        In December 2012, we entered into an agreement pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business. Our ability to control the day-to-day operations of Yandex.Money following completion of the Sberbank transaction will be more limited than was the case while we were the owner of this business. If Yandex.Money is unable to prevent, detect or otherwise adequately address fraud or other improper uses of its services, users may lose confidence in the integrity and security of its services, which may result in a reduction in the number of users and transactions. Any negative publicity associated with the Yandex name in connection with such activities, including criminal proceedings against a user who conducts illegal activities using its services, could result in damage to our brand or reputation. If we are unable to manage these risks, our brand, reputation, business, financial condition and results of operations could be materially adversely affected.

Failure to maintain effective customer service may result in customer complaints and negative publicity and may adversely affect our business, financial condition and results of operations.

        Customer complaints or negative publicity about our services or those offered by Yandex.Money, or breaches of customers' privacy and our security measures, could diminish consumer confidence in and use of our services. Measures to combat risks of fraud and breaches of privacy and security, such as freezing customer funds in the Yandex.Money system, may damage relations with our customers and lead to investigations and claims from the governmental bodies. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of Yandex.Money. Any inability by us to manage or train our customer service representatives, or those of Yandex.Money, properly could compromise our ability to handle customer complaints effectively. If we and Yandex.Money fail to maintain effective customer service, our reputation may suffer and we may lose our customers' confidence, which may adversely affect our business, financial condition and results of operations.

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

        The Russian economy was adversely affected by the global financial and economic crisis that began in the second half of 2008. The total spending on media advertising in Russia decreased by 43% in dollar terms and 28% in ruble terms in 2009 compared to 2008. Although economic conditions have improved, the medium-term outlook is unsettled and we cannot assure you that the recovery of the economy in Russia and the other countries in which we operate will be sustained. Moreover, any renewed deterioration of the international economic situation would likely negatively impact the economies in the countries in which we operate and, as a result, adversely affect the profitability of our business.

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

        Global recession and any downturns in the markets in which we operate could reduce advertising demand, constrain our ability to find new users and advertising customers or retain existing ones and to collect payments from them, and may prevent us from executing our growth strategy. Adverse economic conditions may also hurt our liquidity, which may have a material adverse effect on our business, financial condition and results of operations.

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

        The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the annual inflation rate in Russia was 8.8% in 2010, 6.1% in 2011 and 6.6% in 2012, as measured by the consumer price index. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and we cannot assure you that these increases in cost will not negatively impact our operating margin.

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

  •
  gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations and a subordinate legal framework;

  •
  selective and inconsistent enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

  •
  scarce judicial and administrative guidance on interpreting legislation;

  •
  relatively limited experience of judges and courts in interpreting recent commercial legislation as well as in understanding specifics of business operations and international best practices in the sphere of information technology and other areas;

  •
  a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

  •
  inadequate court system resources;

  •
  a high degree of discretion on the part of the judiciary and governmental authorities; and

  •
  poorly developed bankruptcy procedures that are not infrequently abused.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions (except for a certain limited authority of the Russian Higher Arbitrazh Commercial State Court to issue rulings and guidelines that are binding on lower courts). Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. Enforcement of Russian court rulings as well as recognition and enforcement of foreign state court awards may prove to be substantially problematic. All of these factors make judicial decisions difficult to predict and effective protection of infringed rights and interests uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

        Scarce and inconsistent enforcement practice with respect to recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on the value of our Class A shares and our business, financial condition and results of operations.

The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is undeveloped, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business.

        Although we believe that we have all material licenses and permits required to conduct our business, court interpretations and the applicability of Russian commercial legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations. In particular:

  •
  Current Russian law requires that a company hold a "telematics" license if it provides services for a fee by means of telecommunications services. We do not charge for the internet services we provide to our users and therefore believe we are not required to hold a telematics license; we do, however, generate revenue from ads directed to our users. It is possible that a Russian court or a government agency may construe our advertising revenue as an indirect "fee" and determine that we are required to hold a telematics license. Additionally, as we may further develop certain user services that would be provided for a fee in the future, we cannot assure you that such services, if developed, would not trigger the licensing requirements referenced above.

  •
  Russian businesses that use certain encryption technologies in their products and services may be required to obtain a license from the Russian Federal Security Service and to observe numerous licensing requirements relating to the use of certified encryption means and equipment. We obtained encryption licenses for the purposes of operating the Yandex.Money service, although we cannot assure you that Yandex.Money will be able to maintain these licenses or ensure compliance with all applicable requirements, particularly in relation to the use of certified encryption means and the timely extension of certification when its term expires. Currently, the encryption licenses are held by our directly owned subsidiary PS Yandex.Money LLC, which provides certain services, including related to encryption, to its subsidiary, a non-banking credit organization, which processes payments. The non-banking credit organization does not itself hold an encryption license. Although we believe that this arrangement is in compliance with Russian law, and that there is no need for the non-banking credit organization to obtain separate encryption licenses, we could be subject to administrative liability if the relevant authorities were to determine that we delivered encryption services without proper license.

  •
  Russian law requires that "mass media" businesses be registered with the applicable governmental authority. Although Russian law does not specifically include internet enterprises in the list of mass media businesses, several internet businesses that publish news have been required to obtain an electronic mass media registration. Our principal operating subsidiary, which operates our search and most of our other user services and online properties, does not hold a mass media registration. In November 2011, a legislative amendment was implemented, permitting electronic network publications (websites) to register on a voluntary basis as mass media under the procedures established by the law. We have determined that we are not required to register as a mass media business; however, we cannot assure you that we will not be required to register as a mass media business in the future, especially if the current law changes. At the same time, the legal framework in this respect may change. Obtaining and maintaining such registration may be burdensome and costly, and may adversely affect our business.

        We may have to apply for additional licenses, permits or registrations to comply with new or existing legal requirements, which may be costly or may limit our flexibility to run our business. If we fail to obtain and maintain required licenses, permits or registrations, we may face fines, penalties or sanctions. These may include a requirement that we permanently or temporarily cease certain of our business activities, administrative penalties or criminal prosecution of our officers. In addition, we might be unable to immediately comply with new regulations upon their implementation.

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

        Collection and handling of personal data by any entity or person in Russia must be performed in compliance with certain requirements and restrictions, including obtaining written consent from the relevant individual and using technical and encryption means for the protection of personal data. In addition, subject to several exemptions, a notification must be made to the appropriate Russian governmental body, Roscomnadzor, to process personal data. We do not collect or perform any operations on our users' personal data, except when such collection or processing is necessary for the purposes of carrying out our contractual obligations to them. Due to the absence of established court practice and official guidelines on the application of exemptions, however, we cannot assure you that the regulator may not take a view that we nevertheless have to file a notification or comply with other requirements. The regulator has recently expressed the view that the Yandex.Money business should file a notification; Yandex.Money addressed all the requests received from the state body specifying that the notification is not required and to date there have been no further developments in this respect. If we are ultimately required to file such a notification or otherwise are determined to be subject to the rules regarding the collection and handling of personal data, we may be required to use special technical facilities and equipment and to adopt extensive internal compliance rules for the protection of personal data, which may adversely affect our ability to flexibly manage our business or make it more costly to do so.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.

        Russian law prohibits the sale and advertising of certain products, such as illegal drugs. In addition, advertising for certain regulated products and services may only be conducted by, or on behalf of, advertisers who possess the licenses, approvals and certificates required to market and sell such products and services. Ads for certain products and services, such as tobacco, pharmaceuticals and financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers. Furthermore, a July 2012 amendment to Russian advertising legislation outlawed advertising of alcohol on the internet as well as in periodicals. The application of these laws to parties, such as Yandex, that merely serve or distribute such ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve. See "Information on the Company—Government Regulation".

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

        Many of our global competitors, such as Google, Microsoft and Yahoo!, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia. Russian laws and regulations that are applicable to us, but not to our foreign competitors, may impede our ability to develop and offer services that compete effectively on a global scale as well as in Russia with those offered by our foreign-based competitors and generally available worldwide over the internet. For example, our foreign competitors may be able to offer certain content that is now, or may in the future be, restricted by Russian law. Any inability on our part to offer services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

Russian authorities could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

        The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that the anti-monopoly authorities have not to date addressed internet advertising in Russia; however, at the same time, an antitrust authority official recently expressed the intention of the regulators to perform an analysis of the business of social networks in 2013-2014 which potentially could include scrutiny of the overall online advertising market. If, and when they do so, Russian authorities may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate, which could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

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

        Many commercial laws and regulations in Russia are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a tendency to follow a very formal approach in certain cases and are entrusted with a high degree of discretion in Russia and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

        The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws, or interpretations of widely used practices in specific cases as impermissible. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company's stock price. Government officials may apply contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia.

        High-profile businesses in Russia, such as ours, can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to facilitate change of control. Although we believe that our commitment to content neutrality principles lessens the risk of politically motivated actions against us, we cannot guarantee that we will not be affected by politically motivated actions that could materially adversely affect our operations. Moreover, although our Yandex.News service aggregates content by algorithm, without regard to viewpoint, other parties may perceive our Yandex.News service as reflecting a political viewpoint or agenda, which could subject us to politically motivated actions.

Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party.

        The Russian Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" (the "Strategic Companies Law") restricts foreign ownership of companies involved in certain strategically important activities in Russia. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but a draft amendment currently under consideration by the Russian State Duma, if adopted, would include certain internet companies that have large audiences within the scope of this law. In addition, companies that hold licenses to use encryption technologies are covered by this law. Our Yandex.Money business holds encryption licenses and is therefore currently covered by the Strategic Companies Law.

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

        Because our parent company held its interest in PS Yandex.Money LLC at the time that that entity became a strategically important company, we believe that our ownership of that entity is in compliance with the Strategic Companies Law. In December 2012, we entered into an agreement pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business.

        Prior to completion of this transaction, Yandex N.V. is likely subject to the requirements of the Strategic Companies Law. Following completion of this transaction, we believe that these restrictions in respect of private non-Russian persons would no longer apply, but that the requirement to obtain prior approval from the Russian Government Committee would continue to be applicable to non-Russian state, governmental organizations, international organizations or entities controlled by a non-Russian government or international organization that would seek to acquire shares of Yandex N.V. or enter into an agreement that would establish direct or indirect control over Yandex N.V. and, therefore, Yandex.Money. There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex N.V. over Yandex.Money, which would require the Governmental Committee's preliminary consent for a broader number of transactions, including by private non-Russian persons.

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

Compliance with Russian regulations applicable to credit organizations may restrict our business operations and future plans.

        As PS Yandex.Money LLC is the holder of a participation interest constituting more than 20% of the charter capital of a non-banking credit organization, the preliminary consent of the Central Bank of Russia is required for the establishment of any direct or indirect control in respect of PS Yandex.Money LLC. Accordingly, any change of control in respect of Yandex N.V. may be considered as a change of indirect control in respect of PS Yandex.Money LLC, and there is a risk that the Central Bank of Russia may not grant the required consent for the indirect change of control and, consequently, prohibit or restrict the transaction giving rise to such indirect change of control.

        In December 2012, we entered into an agreement pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business. Following this transaction, however, there is a risk that a change of control in respect of Yandex N.V. would still require preliminary consent of the Central Bank of Russia, as Yandex N.V. could be considered to indirectly hold more than 20% of the voting power of the non-banking credit organization

        Most of the contractual obligations of PS Yandex.Money have been transferred to its recently formed non-banking credit organization subsidiary. However, if not all contractual obligations were successfully transferred from PS Yandex.Money LLC, there a risk that PS Yandex.Money LLC could be found not to be in compliance with the current legislation.

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

        Russia's banking and other financial systems are less well developed and regulated than those of some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms.

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

        Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. Our current policy is to retain earnings at the level of our principal subsidiary for investment in Russia, and we did not pay any inter-company dividends in 2011 or 2012.

        We currently deem any earnings to be permanently reinvested by our principal Russian operating subsidiary outside of the Netherlands and, accordingly, we have not recorded a deferred tax liability on these unremitted earnings. If circumstances change and we are unable to reinvest in that subsidiary's current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2012, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUR 22,538 million. The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUR 1,127 million as of December 31, 2012. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

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

  •
  the operating and stock price performance of other companies that investors may deem comparable to us; or

  •
  general economic conditions and slow or negative growth or forecast growth of related markets.

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

        Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of March 8, 2013, our founders, directors and senior management (and their affiliates) together own 83.26% of our outstanding Class B shares and 9.81% of our outstanding Class A shares, representing in the aggregate 70.61% of the voting power of our outstanding shares. In particular, our two founders, Mr. Volozh and Mr. Segalovich, directly or indirectly control 40.2% of our outstanding Class B shares and 2.55% of our outstanding Class A shares representing 33.7% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founders, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. Because of this multiple class structure, these persons will continue to exert significant control over all matters submitted to our shareholders for approval even if they come to own fewer than 50% of our outstanding shares by number.

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

        As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ Global Select Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). The DCGC requires that companies either "comply or explain" any noncompliance and, in light of our compliance with NASDAQ requirements and as permitted by the DCGC, we have elected not to comply with all of the provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Risks for U.S. Holders

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

        Based on certain management estimates with respect to our gross income and average value of our gross assets and on the nature of our business, we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for the 2012 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which have fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

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

        In addition, the rights of our shareholders are governed by Dutch law and our articles of association, and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

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

Business

Our Business

        Yandex is one of the largest European internet companies, operating Russia's most popular search engine and most visited website. Yandex's mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. We generated 60.2% of all search traffic in Russia in 2012 and 61.9% in February 2013, and, according to comScore, our Yandex sites attracted 52.6 million unique visitors in Russia in January 2013.

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

        Our search engine uses our proprietary algorithms to provide relevant results, which we structure and present in an editorially neutral and user-friendly manner. With a focus on our principal geographic markets, our search technology allows us to provide local search results in more than 1,500 cities. We also feature "parallel" search, which presents on a single page the results from both our main web index and our specialized information resources, including news, shopping, blogs, images and videos. We offer convenient access to our search engine through personal computers, mobile phones, tablets, and navigation and other digital devices. We also offer a wide range of specialized search, personalized and location-based services, including Yandex.News, Yandex.Market, Yandex.Mail and Yandex.Maps.

        Our homepage attracted 45.8 million unique visitors in January 2013, accounting for 74% of the Russian internet audience that month, according to comScore, and provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, personal email and other services. Our homepage can easily be customized by users to address their individual interests.

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

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and us and extend the audience reach of our advertisers. Our Yandex.Direct service, the largest automated, auction-based system for the placement of text-based advertising in Russia, makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. We served ads for more than 213,000 advertisers in the fourth quarter of 2012 and more than 350,000 in the full year 2012, compared with more than 173,000 in the fourth quarter of 2011 and 270,000 in the full year 2011.

Our Services for Users

        We offer a broad range of search, location-based, personalized and mobile services that are free to our users and that enable them to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices.

  Yandex Search

        Our search engine offers almost instantaneous access to the vast range of information available online. We utilize linguistics, mathematics and statistical analysis to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users. Our advertising services do not affect the way we generate or rank our organic search results because we do not accept payment for rankings or for inclusion in our organic search results, or allow parties to pay to include additional pages in our web indexes. Our antispam protection detects and downgrades pages with low informational content, made-for-advertising and "doorway" sites, pages with pop-under banners, content farms and scraped-content pages. We do not manipulate or interfere with our search algorithms in order to favor paid or affiliated sites or services, including those of our Yandex ad network partners, and do not adjust for political censorship. We supplement the results from our main web index with results from our "parallel" search system, which blends listings from all available Yandex specialized and vertical searches according to their relative relevance, such as Yandex.News, Yandex.Market, Yandex.Maps, Yandex.Auto, Yandex.Realty, Yandex.Music, Yandex.Image and Yandex.Video. Yandex search is responsive to real-time queries, recognizing when a query requires the most current information, such as breaking news or the most recent post on Twitter on a particular topic, and presenting these results graphically separated from other search results. We are also increasingly focusing on social networking search, and have enhanced the social component of search by integrating data from the largest Russian social networks, including VKontakte, Facebook, LiveJournal and Odnoklassniki, as well as the full feed of all public posts on Twitter. In December 2012, we started offering personalized search that offers search suggestions as well as search results that are highly aligned with individual interests of our users. In early 2013, we introduced our Wonder mobile application in the United States, which enabled a personalized search of information available to users through their accounts with social networks. Sometimes a user query can have multiple meanings. Our Spectrum search technology is designed to capture the entire spectrum of possible meanings, based on query statistics.

        In 2010, we launched yandex.com, our platform for beta testing and improving non-Russian language search, and in 2011, we launched yandex.com.tr, our Turkish language search product. We seek to enhance our search capabilities by regularly expanding our algorithms to process additional languages, including most European languages, and our index of international webpages. In 2012 we significantly expanded the size of our global search index.

  Yandex Homepage

        Our homepage provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as to their implicit questions through current news, weather and road traffic reports, TV and movie schedules, and other services. In January 2013, our homepage had 45.8 million unique visitors, according to comScore.

        We also offer localized homepages for specific geographic markets. We launched our Ukrainian homepage yandex.ua in 2005, our Kazakh homepage yandex.kz in 2009, our Belarusian homepage yandex.by in 2010 and our Turkish homepage yandex.com.tr in 2011. Yandex automatically detects users' locations based on their IP addresses and defaults to the relevant local homepage. We are focused on providing an increasing amount of content in the local language and believe that we provide better support for local language search in these markets than our competitors. According to comScore, in January 2013, yandex.ua had 11.5 million unique visitors worldwide, yandex.kz had 2.7 million unique visitors worldwide, yandex.by had 3.5 million unique visitors worldwide, and yandex.com.tr had 6.9 million unique visitors worldwide.

  Specialized Search Services

        In addition to our core search engine, we offer the following specialized search services:

  •
  Yandex.News.  Our news aggregation and information service, the most visited online news aggregation service in Russia, providing a comprehensive media overview for our Russian, Ukrainian and Turkish audiences, aggregating and presenting local, national and international news, currently from more than 5,000 news sources worldwide. The selection of news is fully automated and neutral from an editorial perspective.

  •
  Yandex.Market.  Our e-commerce gateway service, the most popular such service in Russia, providing product information, price comparisons and consumer-generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and "brick-and-mortar" retailers, and currently feature more than 45 million offerings in more than 150 product categories by 12,000 participating retailers.

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

        In January 2013, Yandex.Mail had 23.3 million unique visitors from Russia, according to comScore. We believe this makes us the second largest provider of free email services in Russia. The number of unique visitors to Yandex.Mail worldwide, according to comScore, was 33.7 million.

  Maps and Location-based Services

        Yandex.Maps.    Our map service is the most popular map service in Russia, with 19.7 million unique visitors from Russia in January 2013, according to comScore. The total number of unique visitors of our maps worldwide was 26.2 million, according to comScore.

        This service provides high-quality, detailed maps of more than 240 cities and towns in Russia and more than 80 cities in Ukraine, Kazakhstan and Belarus, as well as a detailed map of Turkey. In addition to graphical maps, we offer satellite images and hybrid maps (an amalgamation of satellite images and graphic maps), panoramic views, public transportation routes and driving directions in browsers and mobile device applications.

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

        We have partnerships with local directories that allow us to integrate local business listings, recommendations and user reviews in our maps. Our Geo-Direct Business Directory service enables advertisers to pay for premium placement in order to enable users to find them more easily.

        In 2010, we acquired one of the leading map data suppliers in Russia, GIS Technologies, and now have the technology and licenses to create and edit maps from raw data, including satellite images, GPS tracks and live user feedback. This in-house team of skilled cartographers allows us to keep our maps fresh and up-to-date and to offer location-based services to our users. This service also integrates our Public Map, a crowd-sourced service that presents user-generated local maps and data.

        We also offer real-time road traffic congestion monitoring in key cities through Yandex.Traffic, the most popular service of its kind in Russia. We were the first service in Russia, and we believe one of the first in the world, to use GPS data from users' mobile devices (in anonymous form and with user consent) in assembling our real-time congestion information.

        Yandex.Navigator.    In 2012 we launched Yandex.Navigator, a free mobile application for drivers providing users with regularly updated maps, a route planner using real-time traffic information, and a route guidance system.

Mobile Applications

        We offer downloadable applications for the most popular mobile and digital platforms and devices, and have introduced mobile versions of many of our services. We support mobile phones (including iPhones), tablet devices, internet-connected TVs and navigation devices. Our mobile apps include

Yandex.Search, Yandex.Maps, Yandex.Shell, Yandex.Navigator, Yandex.Mail, Yandex.Metro, Yandex.Trains, Yandex,Taxi, Yandex.Music, Yandex.Market, Yandex.Disk, Yandex.Money, Yandex.Fotki, Yandex.Translate, Yandex.Direct, Yandex.Weather, Yandex.Auto, Yandex.Timetables and Yandex.Pereezd. Yandex is currently included as the default search engine on certain mobile handsets sold in Russia, including most notably all Windows Phone smartphones and Samsung's Bada-based devices. We believe that these efforts are an important part of our overall marketing strategy and serve to increase our user base.

        We are continuing to expand the scope of our mobile offering with respect to both apps and platforms. In November 2011, we acquired SPB Software, which enabled us to expand our offerings for the Android platform, as well as Yandex.Store, where users have access to more than 50,000 apps, including enhanced mobile user interface offerings. In March 2012, we launched Yandex.Shell, our enhanced mobile user interface for Android-based devices. During 2012, we introduced a number of apps for mobile devices, including the iPhone and iPad as well as Android-based devices, the most important of them being Yandex.Navigator and Yandex.Music. Our core search app was released for iPad and the versions for iPhone and Android enjoyed a number of significant improvements. Advertisers can also manage their campaigns through our Yandex.Direct mobile app.

Yandex.Browser and Yandex.Disk

        In the fourth quarter of 2012, we introduced our own internet browser. This cloud-based browser incorporates our relevant products and services, is powered by Opera Software's Turbo technology, and is open to other web developers. It also features built-in anti-virus protection and translation capabilities powered by our partners. Our browser has been installed more than 10 million times to date and the share of searches processed through Yandex.Browser in Russia has increased from 3% to 6.7% from October 2012 to February 2013, and our browser's share of the Russian browser market reached 4.2% by February 2013, according to Liveinternet.ru.

        Also in 2012, we made our Yandex.Disk service available to the general public. This cloud-based storage service allows users to upload, store and share files in various formats and sizes. Users can store photos, videos or copies of personal documents online so that they can be accessed at any moment from any device—PC, laptop, or smartphone—connected to the internet. The Yandex.Disk mobile app is compatible with any iOS or Android-based smartphone.

Our Monetization and Advertiser Services

        We offer advertisers both text-based advertising and display advertising. We also offer Yandex.Market, our e-commerce gateway service, which provides another platform for retailers to reach consumers in a highly targeted manner.

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

  Yandex.Direct

        Yandex.Direct is our auction-based advertising placement service, which uses the most advanced auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost-effectively deliver relevant text-based ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex ad network. Yandex.Direct enables advertisers to present ads to users at the precise moment they are looking for information related to the advertiser's product or service. Advertisers may use our automated tools, often with little or no assistance from us, to create text-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, low-cost online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may access Yandex.Direct through interfaces in Russian, Ukrainian and English. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. In late 2012 we also introduced our Yandex.Direct mobile app to better facilitate advertisers' access to our service to manage their advertising campaigns.

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

        We are constantly experimenting with new advertising offerings. In 2011 we launched Crypta, which is rooted in our proprietary machine learning mechanism MatrixNet. The Crypta technology allows us to differentiate users according to their social-demographic characteristics and use this data to better target advertising.

  Yandex.Market

        Our Yandex.Market e-commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Retailers submit their product catalogs and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market is priced on a CPC basis, similar to Yandex.Direct.

Yandex Ad Network

        Our Yandex ad network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our contextual partners are some of the largest websites on the Russian internet, including Mail.ru, Rambler and Livejournal.

        We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex ad network, our partners can deliver Yandex.Direct ads on their search results pages or websites. Our technology delivers relevant ads by analyzing the search results or content of partner websites and pages, as well as the search history, behavioral patterns and location of users. In 2011 we applied our proprietary MatrixNet technology to our advertising algorithms, which considerably improved click prediction and, therefore, CTR on the network. At the same time, we do not serve ads at the expense of our users' experience and, therefore, allow them to opt out of personalized ad targeting on network partner sites by changing the settings through our homepage.

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

        Our Geo-Direct Business Directory service allows businesses to pay for a premium placement on our maps, including maps returned in our search results, highlighting their address and allowing users to access their contact details with a single click. This advertising product is designed first and foremost for small and local businesses—for example, hairdressing salons and repair shops, as well as restaurants or bank chains. We offer this service for a fixed price on a fixed-term basis, and it can be ordered through our regional partners and advertising agencies, as well as directly through our online interface.

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

  •
  Yandex APIs.  Our APIs enable developers to use Yandex technologies in their own businesses. For example, developers can embed our Yandex.Maps service and use its functionality for free. In addition to Yandex.Maps, Yandex offers APIs of Yandex.Elements and Yandex.Direct.

  •
  Yandex.Money.  Yandex.Money, our secure online payment system, offers an easy way to pay for goods and services online. Launched in 2002, Yandex.Money currently has more than 13 million registered users, and processes more than 120,000 payments daily for thousands of participating merchants, including a wide range of well-known Russian and international companies. Yandex advertisers can also use Yandex.Money to pay for advertising placed through Yandex.Direct. In December 2012, we entered into an agreement with Sberbank to sell a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business.

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

        We have expanded our original language analysis capabilities from an understanding of morphology (relating to word stems) into an advanced understanding and analysis of word classification, synonyms, acronyms, abbreviations, orthographic variants, cross-language transliteration and query translation. By combining linguistic knowledge with statistics from large data sets and from query and click-through logs, we have built our spelling suggestion and correction algorithms, as well as

Spectrum, our query categorization technology. Our Autocomplete feature aims to predict the meaning of users' queries, maximizing their satisfaction with the search results. The wide spectrum of search results returned are intended to match different user intents and are based on the frequency of user searches of particular terms. Another Yandex technology feature based on language understanding is our fact extraction feature, which we use widely throughout our services. For example, in web searches, this feature extracts names of persons and companies and scans geographical addresses to tag pages and sites geographically. In Yandex.News, it serves as a basis for our Yandex press portraits—a service that automatically generates biographies of public personalities mentioned in Yandex.News. The fact extraction feature is also a core component of our data provision used widely throughout our specialized search services.

        As we continue to strive to make our search more personalized, in 2011 we introduced Reykjavik, our search platform delivering search results based on user language preferences. We built on this foundation to introduce our latest search platform, Kaliningrad, in late 2012. This platform offers personalized search, which returns search results and search suggestions based on the individual interests and preferences of users, determined by analyzing their search history, clicks on results and language preferences.

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

        Our ranking features are numeric parameters that define both the general quality of a webpage and how well it matches a search query. The ranking features also take into account the geographic and temporal circumstances and properties of the user, the site and the query. We work hard to discover new and high-quality features and to use them effectively to increase user satisfaction. Each ranking feature is the result of significant research and analysis. Our efficient and automated machine-learned ranking technology helps us to keep our ranking algorithms up-to-date, as both the web and user interests rapidly evolve.

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

        We operate data centers in and around Moscow, Russia and in Amsterdam, the Netherlands, as well as in Las Vegas, Nevada. We have points-of-presence in a number of cities in Russia and elsewhere. The geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Sales and Advertiser Support

        We have an extensive sales and support infrastructure, with Russian sales offices in Moscow, St. Petersburg, Kazan, Ekaterinburg and Novosibirsk; Ukrainian sales offices in Odessa and Kiev; and a Western European sales office in Lucerne, Switzerland. We attract advertising customers through both online and offline sales channels.

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

        Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, particularly in new markets such as Turkey, as well as to promote key new services, such as our browser. We also promote our brand at various social events. Our knowledge of the national and local culture allows us to communicate our message more efficiently and to promote our brand values more effectively, which we believe, in turn, results in a long-lasting increase in brand awareness. We also organize and sponsor a wide range of informational seminars, including industrial events for professionals, such as seminars on Yandex.Direct for advertisers and on API's for web developers, as well as educational seminars for university students, as we consider them to be valuable current and future partners and public opinion leaders.

        To extend our reach, we also promote and distribute custom-built productivity tools such as Yandex.Elements to software and technology users in order to assist users in accessing Yandex services quickly and easily and enter into distribution agreements with technology partners to market our technologies. In addition to our own browser, we also offer customized versions of Mozilla Firefox, Internet Explorer and Opera.

Educational and Start-Up Support

        We actively contribute to the advancement of information search and retrieval, computer science and mathematics in Russia. Our initiatives include the Yandex School of Data Analysis, which we founded in 2007 and from which we recruit developers, and Yandex.Factory, our program to support start-up businesses through which we seek to foster innovation and identify potential new partners and team members.

Advertisers

        We served ads for more than 213,000 advertisers in the fourth quarter of 2012 and more than 350,000 in the full year 2012, compared with over 173,000 in the fourth quarter of 2011 and 270,000 in the full year 2011. Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-size enterprises purchase the bulk of our text-based advertising. No single advertiser accounted for more than 1% of our revenues in 2012.

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

        Our total headcount increased from 2,385 at December 31, 2010, to 3,312 at December 31, 2011 and 3,761 at December 31, 2012. As of December 31, 2012, we had 2,027 employees in product development, 1,354 in sales, general and administration, and 380 in data center infrastructure.

Intellectual Property

        We rely principally on a combination of trademark, copyright, related rights, patent and trade secret laws in Russia and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and patent assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology. We license patented technology underlying our Yandex.Money service from the party from which we purchased that service.

        In 2012, we established our patent department, which is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. To date, we have filed a number of patent applications and industrial designs, several of which have already been issued. We have also established internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

        Yandex is a registered well-known trademark in Russia for certain services (classes 35 and 38 under the International Classification of Goods and Services) among relevant consumers on the basis of intensive use. Under Russian law, the protection granted to well-known trademarks is extended to non-homogenous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder's legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia, which include Yandex.Narod and Spamooborona. In 2012, we filed several applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex. We received all rights to the SPB software (including trademarks, domain names and patent applications) through our acquisition of SPB Software Inc. in 2011.

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

        The following table presents a comparison of Russian search market share, according to Liveinternet.ru, based on search traffic generated:

	2010	2011	2012	February 2013
Yandex	63.6%	63.3%	60.2%	61.9%
Google	21.9%	23.4%	26.2%	26%
Mail.ru	7.9%	7.1%	8.5%	8.4%

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

  •
  Advertisers. We compete for advertisers principally on the basis of the return on investment they can achieve and the breadth of audience we offer, as well as the features and ease of use of our advertising solutions and the quality of our customer service.

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

Facilities

        We currently lease a total of approximately 30,000 square meters in a single location in central Moscow that serves as our company's headquarters. We also lease office space in the following Russian cities: St. Petersburg, Ekaterinburg, Kazan, Novosibirsk, and Rostov-on-Don. In Ukraine, we lease offices in Kiev, Odessa and Simferopol. We also lease offices in Palo Alto, California; Istanbul, Turkey; Zurich and Lucerne, Switzerland; Minsk, Belarus; and Schiphol, The Netherlands. We operate data centers in and around Moscow, Russia, in Amsterdam, the Netherlands, and in Las Vegas, Nevada. We continue to evaluate the need for and location of our data centers. We have points-of-presence in a number of cities in Russia and elsewhere. We believe that all of our leases and co-location agreements are on competitive market terms. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost effective manner to deliver reliable service to our users.

Legal Proceedings

        We are not currently involved in any material legal proceedings.

Government Regulation

        We are subject to an extensive and constantly developing legal framework resulting in a number of laws and regulations in Russia and other jurisdictions applicable to the internet business. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia (in particular, the Russian Civil Code is under major overhaul) and other countries where we operate which, in the event of adoption, might require us to make substantial adjustments to our business practices.

Advertising Regulation

        The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38-FZ "On Advertising," dated March 13, 2006 (as amended) (the "Russian Advertising Law"). The Russian Advertising Law renders impermissible advertisements for certain regulated products and services without the required certification, licensing or approval. Advertisements for products such as tobacco, pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. The amendments to the Russian Advertising Law which came into force in July 2012 outlawed the advertising of alcohol on the internet as well as in periodicals, among other platforms. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients. In some cases, violation of the Russian Advertising Law can lead to civil action by third parties who suffered damages, or administrative penalties imposed by the Federal Antimonopoly Service of Russia (the "FAS").

        We seek to comply with all advertising laws and regulations. At the same time, the application of the advertising laws, in particular in relation to products or services requiring certification, licensing or approval, can be ambiguous and inconsistent. The application of these laws in an unanticipated manner, or the failure of our compliance efforts, may expose us to substantial liability as distributors of advertising and may restrict our ability to provide some of our services.

        Other laws or interpretations of laws, including those of foreign jurisdictions, may also restrict advertising and negatively impact our business. For example, some French courts have interpreted French trademark laws in ways that would limit the ability of competitors to advertise in connection with generic keywords. Adoption of similar interpretations by Russian or other national courts may adversely affect our business. In addition, Russian law does not specifically regulate behavioral targeting in relation to advertising, which is a standard tool widely used in the online business. Any future interpretation of Russian law affecting the regulation of behavioral targeting could have a negative impact on our business.

        Furthermore, there is no clarity regarding the approach Russian law and court practice will take with respect to the use of third parties' trademarks in keywords for the purposes of search and contextual advertising. There is a practice of lower courts recognizing that the use of trademarks in keywords should not be considered a breach of exclusive trademark rights and that the operator of the advertising platform allowing the use of keywords for ad targeting should not be held liable for such use. However, inconsistent decisions among different courts and in different regions are not uncommon in Russia. Therefore, our operations might be adversely affected depending upon the approach the Russian courts take in this respect.

Intellectual Property Regulation

        Part IV of the Civil Code of Russia (as amended), which came into force in 2008, is the major body of Russian law providing the legal framework for intellectual property regulation, including with respect to the acquisition, maintenance, protection and enforcement of exclusive rights. Additionally, Russia acceded to the World Trade Organization in the summer of 2012 and also become a party to the 1994 WTO TRIPS Agreement governing the principal aspects of the intellectual property protection afforded to the parties thereto.

        In principle, the acquisition, protection and enforcement of intellectual property rights in Russia are addressed in line with international standards. In particular, literary, artistic and scientific works are subject to copyright protection without any registration and enjoy legal protection simply by virtue of being created in an objective form perceivable by third parties. Although the registration of software and databases with the Federal Service for Intellectual Property ("Rospatent") is possible, the procedure is voluntary and is not commonly performed. We take the approach that registration with Rospatent of the software and databases we develop is excessive since we believe that we are adequately protected by the existing legal framework as the holder of all copyrights and related rights to our software and databases.

        Mandatory registration with Rospatent is required for "hard IP" such as trademarks and patents (available in Russia for inventions, utility models and industrial designs) in order for the rights holder to acquire exclusive rights. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement, dated June 27, 1989, have the same legal protection in Russia as locally registered trademarks. Our main brand and branding materials for our key services have trademark protection in the jurisdictions where we operate, either through national trademarks or international registrations; however, until recently we did not register figurative logos that we use on our websites on the basis that they are changed and upgraded from time to time and we also hold copyrights in these logos. We are currently intensifying our efforts to obtain broader trademark protection.

        Under Russian law, we are entitled to receive exclusive rights to trade secrets (know how) only if we have complied with a legal requirement to introduce an internal commercial secrecy regime, which may be burdensome and formalistic to implement. As we rely extensively in our operations on the protection afforded to trade secrets, we implemented a set of measures required by the Federal Law No. 98-FZ of July 29, 2004 "On Commercial Secrecy" in order to protect these trade secrets (know how). However, there is a risk that our measures will be deemed insufficient and, as a result, we will fail to acquire rights to these trade secrets under Russian law.

        One of the known problems and risks in Russian business practice relates to acquiring exclusive rights to works for hire and patentable results from employees as well as third-party contractors. By operation of Russian law, the exclusive rights to works for hire and patentable results are assigned to the employer if the intellectual property is created by an employee during the course of his ordinary job duties (or, in the case of patents, pursuant to a specific request by the employer). A similar rule is applicable in the context of agreements specifically providing for the creation of software. Uncertainties and disputes might arise with respect to whether exclusive rights have actually been transferred to the employer or contractor on the basis of an employment or other agreement if intellectual property has been created outside the scope of the employee or contractor's employment (in the case of works for hire), or a legal entity has failed to properly document its relations with its own employees and subcontractors and, as a result, is unable to transfer any rights to its customer. Russian courts of common jurisdiction (as opposed to arbitrazh commercial state courts) may be more inclined to follow an overly formalistic approach and may take a pro-employee position in the event of uncertainty in a dispute of this nature.

        Nonetheless, under Russian law, subject to the risks outlined above, we are deemed to have acquired copyrights and rights to file patent applications with respect to works for hire and patentable results created by our employees during the course of their employment with us and within the scope of their job duties, and have the exclusive rights to their further use and disposal subject to compliance with the requirements of the Civil Code of Russia.

Liability of Online Service Providers

        Laws relating to the liability of online service providers for the activities of their users and other third parties are still being developed in Russia. It is anticipated that specific provisions addressing liability of online service providers will be included in Part IV of the Civil Code which is currently under consideration in the Russian Federation State Duma. Although there are certain judicial precedents, including at the level of the Higher Arbitrazh Court of Russia (the highest commercial court), which relate primarily to the liability of hosting service providers, there is no legislation limiting liability for online services providers or outlining procedures for interaction between rights holders and users, or clarifying any other aspects of service provider liability. Additionally, these court precedents provide no clarity with respect to which legal framework is applicable to liability for online service providers performing operations other than hosting, and take a generalized approach with respect to all service providers.

        The court precedents described above, in the absence of a legal framework, tend to impose on the service provider additional monitoring obligations by providing that actual knowledge of the infringement may be acquired by the service provider from the discussion of its operations in the mass media. More recent cases related to the liability of online service providers and business entities operating in similar environments (such as retail chain stores which are unable to verify absence of infringement with respect to each article sold) demonstrate inconsistency and an approach which often deviates from the liability standards elaborated in Western countries. Under certain circumstances and in the absence of clear provisions governing limitation of the online service provider's liability, we may be held liable to third parties for information or content displayed on, retrieved from, or linked to our websites, or distributed through our services to other website users.

        There is no established judicial precedent in Russia that specifically addresses the liability of online service providers in relation to their users, and court decisions vary substantially case-by-case.

        As noted above, the pending draft of Part IV of the Civil Code of the Russian Federation contains provisions aimed at establishing a framework for limitation of liability of online service providers. In particular, the draft law contains a rule that service providers transmitting information in communication networks will not be held liable in the event the provider has neither initiated transmission nor selected recipients and performs no modification of the transmitted material. A hosting provider, on the other hand, may be exempt from liability in the event it possesses no actual or constructive knowledge of the infringement and timely undertakes necessary and sufficient measures to cease infringement following receipt of written notification identifying the rights holder and the location of the allegedly infringing material. Although adoption of these provisions may be a step forward in terms of clarifying the limitations of online service provider liability, there is still a possibility that substantial ambiguity would remain, particularly because these provisions contain no guidance as to what would constitute "necessary and sufficient measures" in this regard (for example, whether they would include a requirement to monitor re-uploading of the same work by the same or other users) and provide no clarity on the limitation of liability with respect to other types of online service providers (such as those performing caching or providing information location tools). In light of this, our exposure to liability will significantly depend on the final version of the law adopted and whether any related laws or regulations containing clear procedural guidance are adopted.

Regulation of Electronic Payments

        Federal Law No.161-FZ "On the National Payment System," dated June 26, 2011, entered into force on September 29, 2011 and provides a legal definition of the term "electronic money" (or "digital money"). Under these regulations, payments with digital money fall into the sphere of banking activities and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions, however, have to be performed by a credit organization supervised by the Central Bank of Russia. To comply with this law, the Yandex.Money business established a new, non-banking credit organization subsidiary, which obtained the license required from the Central Bank of Russia for the performance of non-banking credit operations and assumed operation of the Yandex.Money business in September 2012. Most of the contractual obligations of PS Yandex.Money LLC have been transferred to its non-banking credit organization subsidiary. However, if not all contractual obligations were successfully transferred from PS Yandex.Money, there is a risk that that entity may be found not to be in compliance with all applicable legal requirements.

        As PS Yandex.Money LLC is the holder of a participation interest constituting more than 20% of the charter capital of a non-banking credit organization, the preliminary consent of the Central Bank of Russia is required for any establishment of direct or indirect control in respect of PS Yandex.Money LLC. Accordingly, any change of control in respect of Yandex N.V. may be considered a change of indirect control in respect of PS Yandex.Money, and there is a risk that the Central Bank of Russia may not grant the required consent for the indirect change of control and, consequently, prohibit or restrict the transaction giving rise to such indirect change of control.

        In December 2012, we entered into an agreement pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business. Upon completion of this transaction, which is expected in the second quarter of 2013 following receipt of required government approvals, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business. Following this transaction, however, there is a risk that a change of control in respect of Yandex N.V. would still require preliminary consent of the Central Bank of Russia, as Yandex N.V. could be considered to indirectly hold more than 20% of the voting power of the non-banking credit organization.

Mass Media Regulation

        Dissemination of news and similar information to a wide audience in Russia is regulated by the Russian Federation Law No. 2124-1 "On Mass Media", dated December 27, 1991 (as amended) (the "Mass Media Law"). This law requires certain parties that disseminate news and similar mass communications and information to be registered with Roscomnadzor, and to comply with restrictions regarding the content of the information they distribute. In November 2011 an amendment to the Mass Media Law came into force to permit electronic network publications (websites) to register as mass media under the procedures established by the law. As registration under this amendment is voluntary, we elected not to follow the registration procedures established by the Mass Media Law for our online properties.

Encryption Activity License

        The licensing of encryption activity is governed by Federal Law No. 99-FZ "On Licensing of Specific Types of Activities", dated May 4, 2011 (as amended). Under the law, a variety of activities related encryption require a special permit (license) granted by the Federal Security Service (the "FSS") subject to the applicant's continued compliance with a number of licensing requirements, including the requirement to use only certified encryption means and equipment and to ensure timely extension of such certification when its terms expires.

        The Yandex.Money business, which uses encryption algorithms for the protection of transfers performed by its customers, received four licenses from the FSS in October 2010 in relation to its encryption activities. These licenses are valid until October 2015 and were obtained by PS Yandex.Money LLC on the basis of an earlier legal framework. The requirements for the grant and maintenance of licenses as set out in these earlier laws as well as current laws are very broad and unclear, leaving the regulator with much discretion in applying and enforcing these laws.

        As discussed above, following the introduction of electronic payments regulation in Russia requiring participants of the market to obtain a license from the Central Bank of Russia, Yandex.Money has been required to establish a non-banking credit organization subsidiary for these purposes. As the subsidiary obtained no encryption licenses and has no intention of applying for such licenses, PS Yandex.Money LLC continues to maintain encryption licenses and now provides encryption and information protection services to its subsidiary.

Strategic Companies Law

        In accordance with the Strategic Companies Law, there are restrictions with respect to the acquisition of voting shares or participation interests and establishment of control by foreign legal entities, individuals as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but a draft amendment currently under consideration by the Russian State Duma, if adopted, would include certain internet companies that have large audiences within the scope of this law. In addition, entities holding licenses to use encryption technologies are covered by this law. As discussed above, Yandex.Money holds encryption licenses and is thus subject to the Strategic Companies Law.

        Under the provisions of the Strategic Companies Law, the direct or indirect acquisition in excess of 25% of the voting power of a strategically important entity by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government or international organization, or the acquisition of shares representing in excess of 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies, requires the prior approval of a Russian Government Committee chaired by the Prime Minister. In addition, foreign investors or their group of companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning shares representing more than 50% of voting power of a strategically important company. Moreover, the acquisition of 5% or more of the shares of a strategically important company triggers a requirement to submit notification to the FAS. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition invalid. The Strategic Companies Law also applies to entirely foreign transactions entered into by foreign entities abroad (in other words, the law applies on the basis of the effects of such transactions in Russia). In the event invalidation of the transaction is not possible in the specific circumstances the court is entitled to deprive the foreign investor of its voting rights with respect to the acquired shares or participation interest.

        Because our parent company held its interest in PS Yandex.Money LLC at the time that Yandex.Money became a strategically important company, we believe that our ownership of Yandex.Money is in compliance with the Strategic Companies Law. Additionally, in December 2012 we entered into an agreement with Sberbank to dispose of 75 percent (less 1 ruble) of our participation interest in Yandex.Money. Upon completion of the transaction, which is expected in the second quarter of 2013 following receipt of government approvals, we will enter into a joint venture agreement with Sberbank in respect of the future operation of this business.

        Prior to completion of the transaction with Sberbank, given our ownership of a 100% participation interest in Yandex.Money, Yandex N.V. is likely subject to the requirements of the Strategic Companies Law. In light of this, any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization seeking to acquire shares representing more than 25% of the voting power of our outstanding Class A and Class B shares (collectively) or any non-Russian party unaffiliated with any non-Russian government entity that seeks to acquire shares representing more than 50% of the voting power of our outstanding Class A and Class B shares (collectively) would need to obtain the preliminary approval of the Russian Government Committee. Moreover, a non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization would be prohibited from acquiring shares representing more than 50% of the voting power of our outstanding Class A and Class B shares (collectively). These restrictions on ownership of our shares would be in addition to the restrictions on ownership of our shares provided for in our articles of association. See "Risk Factors—Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party;" and "—Anti-takeover provisions in our articles of association and the shareholders agreement among our existing shareholders may prevent or delay change-of-control transactions."

        Following completion of the Yandex.Money participation interest acquisition by Sberbank Yandex N.V., which will reduce its participation to 25% plus 1 ruble of charter capital, non-Russian persons may be permitted to acquire shares in Yandex N.V. since it will no longer control Yandex.Money. In particular, it is likely that the necessity to obtain preliminary approval from the Russian Government Committee would be applicable only to a non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization that would seek to acquire shares of Yandex N.V. or enter into an agreement that would establish direct or indirect control over Yandex N.V. (in other words, such an investor would be considered to hold an indirect blocking stake of Yandex.Money under the Strategic Companies Law). There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex N.V. over Yandex.Money, which would require the Governmental Committee's preliminary consent for a broader number of transactions as specified above, including by private non-Russian persons.

        In December 2011, a set of amendments to the Strategic Companies Law came into force, which liberalized the regime of investments in strategic companies by narrowing the list of strategic industries and types of activities and providing an exemption for certain categories of international financial institutions established on the basis of the international treaty to which Russia is a party (the list is to be approved by the Russian Government), as well as strategic entities ultimately controlled by the Russian Federation or Russian citizens who are simultaneously Russian tax residents, provided that they do not have multiple citizenship.

        In particular, according to the above amendments, the following activities have been removed from the list of strategically important activities: distribution and maintenance of encryption equipment and encryption services so long as these activities are performed by banks which have no Russian state-owned shares. These amendments were enacted for the benefit of, and refer only to, banks without providing a definition of what is to be considered a bank for these purposes. In the absence of a definition, this provision is likely to be interpreted narrowly as not applying to non-banking credit organizations, which are likely still considered strategically important.

Privacy and Personal Data Protection Regulation

        We are subject to Russian and foreign laws regarding privacy and the protection of our users' personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the interpretation of data protection laws, and their application to internet operations, is often unclear and is in a constant state of development.

        For instance, Russian data protection laws provide that an individual must consent to the production of his personal data in a free manner, at his own discretion and interest. Such consent must be concrete, informed and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

        We, like our peers, seek this consent from our users by asking them to click on a button or select a check-box in appropriate circumstances prior to commencement of the account registration process indicating the user's consent to our collection, use, storage and processing of personal data. Furthermore, most of our services do not require the creation of an account prior to their use and we collect only limited information in these circumstances. In particular, we perform placement of cookies and use other wide-spread technologies that assist us in improving user experience of our products and services and ultimately benefit both our users and advertisers to the extent that we use a certain part of this collected information for behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Furthermore, Roscomnadzor has recently expressed the view that Yandex.Money may not be in compliance with applicable legislation on personal data protection; Yandex.Money addressed all the requests received from the state body and to date there have been no further developments in this respect. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users' privacy and data may result in a decrease of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

Licenses for the Provision of Communication Services

        Pursuant to the Federal Law No. 126-FZ "On Communication", dated July 7, 2003 (as amended), entities that provide certain telecommunication services for a fee are required to obtain a "telematics" licenses from the Roscomnadzor. We do not charge a fee for our services, and therefore, we believe that we are not required to hold a telematics license. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our advertising revenue as a fee and determine that we are required to hold a telematics license, which would require us to apply for and comply with the terms of any such license.

        Additionally, as we might further develop certain user services that would be provided for a fee this might trigger the risk that such operations could be considered as violating the licensing requirements described above.

Protection of Minors from Harmful Information

        The Federal Law No. 436-FZ "On Protection of Minors from the Information Harmful to their Health and Development", dated December 29, 2010 (the "Minors Protection Law"), which came into effect as of September 1, 2012, restricts circulation of certain identified categories of publicly available and distributed information that may be harmful for minors. In particular, there is a requirement to take administrative and technical measures to prevent dissemination of restricted information. In addition, the circulation of information products designated for specific age categories of minors must be accompanied by a relevant mark identifying the age restriction category of information. Advertising of information products must also be accompanied by a category identification mark.

        Prior to the Minors Protection Law becoming effective, significant amendments were approved. In particular, the requirement for age category identification for information made available on the internet was abolished (except for the websites registered as mass media) and is now voluntary. Furthermore, administrators of websites registered as mass media have been expressly relieved from the responsibility for age category identification with respect to commentaries and messages posted by users of the websites at their discretion.

Blacklist of Websites Containing Illegal Information

        The amendments introduced to the Minors Protection Law referenced above have been accompanied by a set of rules included in Federal Law No. 149-FZ "On Information, Information Technologies and Protection of Information", dated July 27, 2006 (as amended), establishing a system for the blocking of websites on the internet that make available specific categories of illegal information related to child pornography, encouraging suicide or drug use as well as other restricted information. The uniform register of domain names, website page locators and network addresses enabling identification of websites on the internet commenced operation as of November 1, 2012. Roscomnadzor is responsible for maintaining and operating the register.

        This register is intended to operate as follows: after the inclusion of a specific website or webpage in the registry at the decision of the relevant state authority (in the event of child pornography, information related to suicides and drug use) or on the basis of a court ruling (any other restricted information), Roscomnadzor notifies the website hosting provider within 24 hours, which must, in turn, notify within 24 hours the administrator of the website in question. If following notification the website administrator fails to take down the information, the hosting provider must restrict the access to such information. Provided that the information is still accessible within 3 days after notice is given to the hosting provider, Roscomnadzor will include the IP address of the website in the registry, which must be blocked by all Russian internet service providers and telecommunication service operators. Nevertheless, it is possible to request exclusion of the IP address from the registry in the event the information in question has been taken down by the website administrator or hosting provider.

        The legal framework related to this blacklist of websites is very controversial, and the procedures established by this law have been heavily criticized by the general public, market players and legal scholars and are likely subject to developments and future adjustments. Roscomnadzor issued a clarification on November 30, 2012 specifying that search engines, news aggregators and cached information used in the course of their operation will not be included in the registry as being outside of the regulatory scope of the law. At the same time, the regulator's approach may be changed and our operations could face intervention by inappropriate application of the websites blacklist legislation.

Securities Regulation

        The Federal Law No. 39-FZ "On the Securities Market", dated April 22, 1996 (as amended) (the "Securities Law"), contains the principal regulations governing the issuance and circulation of securities and certain financial instruments in Russia and outside Russia (when issued by a Russian issuer), and sets forth the rules for the placement and circulation of foreign securities and financial instruments in Russia. The Securities Law requires Russian companies that intend to place or initiate trading of their securities abroad to obtain a preliminary approval from the Federal Service for Financial Markets (the "FSFM"), the state authority responsible for supervision of the securities market in Russia.

        Russian companies listing their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. Our parent company Yandex N.V., whose Class A shares are listed on the NASDAQ Global Select Market, is not covered by such requirement, as it is incorporated outside Russia. The Russian securities regulator, the FSFM, has, however, previously stated that it believes that foreign issuers with substantial assets in Russia should be required to undertake concurrent listings in Russia, and has proposed changes to the securities regulations with the view to making such requirement mandatory. There are currently no laws or regulations requiring this; however, we cannot be certain that we will not face future governmental pressure or legal obligation to list our Class A shares in Russia.

        Circulation of our Class A shares is restricted in Russia to "qualified investors" as defined by Russian law unless the Class A shares are admitted to public circulation in Russia.

Antimonopoly Regulation

        The Federal Law No. 135-FZ "On Protection of Competition", dated of July 26, 2006 (as amended), grants to the FAS as the antimonopoly regulator wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the online advertising market, however, we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize online advertising as a separate market, and could identify dominant players and impose conduct limitations and other restrictions.

Taxation Regulation

        Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not sufficiently developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code's provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change.

Applicability of Other Regulations

        Because our services are accessible to Russian-language speakers worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

Industry

        The internet is becoming an increasingly significant advertising medium in Russia and the other countries in which we operate. Strong economic growth and the greater availability and affordability of broadband access have led to rapid growth in the number of internet users and websites, as well as the time spent online by users. The internet's mass media reach, combined with its interactive nature and its ability to cost-effectively target audiences, creates new opportunities for advertisers to efficiently reach potential consumers online. We expect these developments, together with increases in total advertising expenditures, growth in e-commerce and growth in the content and services available online, to continue to drive substantial growth in online advertising expenditures in Russia.

Growth of Russian Internet Audience and Usage

        Internet usage is expected to continue to increase during the next 12 months with Russian internet penetration expected to increase from 52% to 71% in 2014, according to FOM.

The Advertising Market in Russia

        ZenithOptimedia projects that the total advertising market in Russia will grow at a CAGR of 12.51% in ruble terms from 2012 to 2015, and that online advertising will grow at a CAGR of 27.41% during this period.

Advertising Expenditures in Russia

	2009	2010	2011	2012	2013E	2014E	2015E	CAGR 2009 - 2012	CAGR 2012 - 2015E
RUR in millions
Online advertising expenditures	19,133	26,800	41,800	58,500	76,208	97,000	121,000	45.14%	27.41%
Total advertising expenditures	176,585	207,300	251,697	286,290	325,308	364,700	407,700	17.48%	12.51%

Online Advertising Expenditures, 2012 and 2015

	Online advertising as percentage of total advertising expenditures
	(2012)	(2015E)
United Kingdom	36%	41%
France	21%	25%
Germany	21%	27%
Russia	20%	30%
Spain	19%	23%
United States	19%	28%
China	18%	27%
Italy	15%	20%
Brazil	5%	7%
India	4%	5%

Source: ZenithOptimedia Advertising Expenditure Forecasts, December 2012

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

Overview

        We are one of the largest European internet companies, operating Russia's most popular search engine and most visited website. Our principal constituencies are:

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

  •
  Yandex ad network partners.  We have relationships with a large number of third-party websites, which we refer to as the Yandex ad network. In addition to serving ads on our own websites, we also serve ads on our network partners' websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

        Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then. We operate as a single business segment.

        Advertising revenues accounted for 97.5%, 97.9% and 97.7% of our total revenues in 2010, 2011 and 2012, respectively. Our advertising revenues consist of fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our e-commerce gateway service. We generally sell our text-based ads on a prepaid basis. Our Yandex.Direct and Yandex.Market customers pay us on a cost-per-click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed.

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

        We benefit from a large and diverse base of advertisers. We had more than 270,000 advertisers in 2011 and more than 350,000 in 2012. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No particular advertiser accounted for more than 1% of our total revenues in 2010, 2011 or 2012. On a geographical basis, we generated more than 95% of our total revenues in each of 2010, 2011 and 2012 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

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

        Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. In 2011 and 2012, none of our ad network partners accounted for 4% or more of our total revenues.

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

Key Trends Impacting Our Results of Operations

        Our business and revenues have grown rapidly since inception. The effectiveness of contextual advertising as a medium has contributed to the rapid growth of our business since our inception. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

        Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than one-half of the advertising fees we earn from serving ads on Yandex ad network websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 14.9% in 2011 to 17.4% in 2012 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will continue to grow in 2013, resulting in a further decline in our operating margin. Furthermore, the margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures grew from RUR 2,151 million in 2010 to RUR 5,530 million in 2011 and decreased to RUR 3,984 million in 2012. We spent approximately 73% of our total capital expenditures in 2012 on servers and data center expansion to support growth in our current operations and potential international expansion. We currently expect our capital expenditures in 2013 to increase as a percentage of revenues in comparison to 2012. We also anticipate that depreciation and amortization expense may increase as a percentage of revenues in 2013 and may contribute to a decline in our operating margins.

        To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2011 and 2012 on offline advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. A significant portion of our 2012 advertising and marketing expense relates to our efforts to build our brand and expand market share in Turkey, as well as to promote our Yandex.Browser in Russia. We expect to continue to invest significantly in advertising and marketing. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

        Our operating margin may also decline as a result of entering into more arrangements with partners that distribute our Yandex.Elements collection of services or that otherwise direct search queries to our website. We generally compensate our distribution partners on either a revenue-sharing basis or on the basis of the number of our browser toolbars or search bars installed. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier to access our services.

        One of our strategic objectives is to expand internationally. Toward that end, in September 2011, we officially launched our site in Turkey and now offer a variety of services localized for that market, including search, mail, news, maps, traffic, weather, music, browser and mobile shell. As we seek to increase our Turkish user base, we will incur costs to tailor our site to address the preferences and needs of users in Turkey and to acquire local content and services, such as additional maps and other offerings. International expansion also requires the development of new technologies, such as technology for storing web documents in different languages and document prioritization technology. Our international expansion efforts will require us to incur additional costs that may contribute to a decline in our operating margins until we succeed in building the user base necessary to begin generating sufficient revenues in these new jurisdictions to earn accretive operating margins there.

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

        Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service (Rosstat), the consumer price index in Russia increased by 8.8%, 6.1% and 6.6% in 2010, 2011 and 2012, respectively. Although the annual rate of inflation has been relatively stable over the last few years, we can provide no assurance that it will continue to do so. Higher rates of inflation may accelerate increases in our operating expenses, most notably personnel expenses, and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

        Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Recent Acquisitions

  Seismotech

        In July 2012, we completed the acquisition of a 25% ownership interest in Seismotech LLC ("Seismotech"), a Russian-based geophysical data processing company, for $0.9 million. We also have a 3-year option to buy another 25% interest in that company at a fixed price.

  SPB Software

        In November 2011, we acquired the mobile software business of SPB Software. The acquisition consisted of 100% of the shares of SPB Software, Inc. (US), SPB Software Limited (Hong Kong) and SPB Software Co. Limited (Thailand), and the assets of Phonesoft Consulting Ltd. (Russia). In connection with the acquisition, we made initial cash payments to the sellers aggregating $24.3 million on closing. We also agreed to make further aggregate contingent cash payments to the sellers of

$14.1 million, payable in two equal installments on the first and second anniversary of the closing of the transaction subject to the continued employment of the relevant seller and the achievement of specified performance milestones. The first installment was paid in full in November 2012.

        In accordance with U.S. GAAP, we did not record these contingent payments as purchase price consideration but instead accrued for them as compensation expense included within our product development and selling, general and administrative expenses on a straight-line basis in 2012. In February 2013, we entered into an amendment agreement in connection with the amicable termination of the employment of the principal seller. Pursuant to that amendment, we agreed to release to that seller immediately the amount that would otherwise have been payable to him in November 2013, representing 60% of the total amount of the second installment. Accordingly, the amount of compensation expense to be recorded in respect of the employment of the remaining sellers during 2013 will be substantially lower than in 2012.

        The accrual of this compensation expense, along with additional amortization expense related to the intangible assets acquired in this acquisition, negatively affects our operating margins. See "—Results of Operations—Operating Costs and Expenses".

Recent Dispositions

  Yandex.Money

        In December 2012, we entered into an agreement pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business to Sberbank for $60 million in cash. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business, which will continue under the Yandex.Money brand.

        As of December 31, 2012, Yandex.Money's assets and liabilities were classified as assets held for sale and liabilities related to assets held for sale. Therefore, balances and cash flows related to the Yandex.Money assets have been reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale and cash flows related to changes in assets held for sale and liabilities related to assets held for sale, respectively. To date, Yandex.Money's results of operations continue to be recorded within our continuing operations. Upon completion of the transaction, we expect to account for Yandex.Money using the equity method and, therefore, we would record our share of the results of operations of the joint venture within the other income, net, line on our consolidated statements of income.

  Face.com

        In July 2012, we completed the sale of our ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd.) to a subsidiary of Facebook, Inc. ("Facebook") for cash consideration of $5.7 million and 142,479 shares of Facebook.

Results of Operations

        The following table presents our historical results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	20.7	23.5	25.0
Product development	16.6	15.6	14.8
Sales, general and administrative	14.7	16.4	17.0
Depreciation and amortization	9.4	9.4	10.3

Total operating costs and expenses	61.4	64.9	67.1

Income from operations	38.6	35.1	32.9
Interest income	1.2	1.1	3.5
Other income, net	0.2	0.3	0.4

Net income before income taxes	40.0	36.5	36.8
Provision for income taxes	9.5	7.7	8.2

Net income	30.5%	28.8%	28.6%

        Our operating margin decreased from 38.6% in 2010 to 35.1% in 2011 and 32.9% in 2012. This decrease was primarily due to increases in traffic acquisition costs paid to our partners in the Yandex ad network each year as a percentage of our total revenues.

  Revenues

        The following table presents our revenues, by source, for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR)
Advertising revenues(1):
Text-based advertising:
Yandex websites	9,454	14,590	20,610
Yandex ad network websites	1,506	2,922	4,898

Total text-based advertising	10,960	17,512	25,508
Display advertising	1,229	2,096	2,592

Total advertising revenues	12,189	19,608	28,100
Online payment commissions	263	383	552
Other revenues	48	42	115

Total revenues	12,500	20,033	28,767

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

        The following table presents our revenues, by source, as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2010	2011	2012
Advertising revenues:
Text-based advertising:
Yandex websites	75.6%	72.8%	71.6%
Yandex ad network websites	12.1	14.6	17.1

Total text-based advertising	87.7	87.4	88.7
Display advertising	9.8	10.5	9.0

Total advertising revenues	97.5	97.9	97.7
Online payment commissions	2.1	1.9	1.9
Other revenues	0.4	0.2	0.4

Total revenues	100.0%	100.0%	100.0%

        Advertising revenues.    Total advertising revenues increased by RUR 8,492 million, or 43.3%, from 2011 to 2012 and by RUR 7,419 million, or 60.9%, from 2010 to 2011. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and fluctuations in average cost-per-click paid by our advertisers. Paid clicks on our own websites together with those of our Yandex ad network partners increased 43% from 2011 to 2012 and 59% from 2010 to 2011. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased 2% from 2011 to 2012 and 1% from 2010 to 2011, reflecting supply and demand dynamics.

        During the periods under review, the year-over-year rates of change in paid clicks and average cost-per-click on a quarterly basis were as follows:

Quarter	Year-over-year growth in paid clicks	Year-over-year growth in cost-per-click
First Quarter 2010	22%	13%
Second Quarter 2010	19	20
Third Quarter 2010	17	24
Fourth Quarter 2010	21	26
First Quarter 2011	51	7
Second Quarter 2011	47	8
Third Quarter 2011	68	(1)
Fourth Quarter 2011	65	(7)
First Quarter 2012	61	(5)
Second Quarter 2012	62	(7)
Third Quarter 2012	35	5
Fourth Quarter 2012	26%	11%

        The fluctuations in paid clicks and in average cost-per-click during the periods under review were driven primarily by the following factors:

  •
  Growth in the number of internet users in Russia.  The number of internet users in Russia grew at a compound annual growth rate of 16% from fall 2009 to fall 2012, reaching 61.1 million, according to FOM. As internet usage has spread, the rate of growth has been declining, with the number of users in Russia increasing by 19% from 2009 to 2010, 17% from 2010 to 2011, and 12% from 2011 to 2012, according to FOM.

  •
  Increased traffic and search market share.  We experienced a significant increase in traffic on our own websites, consistent with the growth in the number of internet users in Russia, augmented by a steady increase in our search market share through the first half of 2011. According to Liveinternet.ru, our share of the Russian internet search market increased from 64% in 2010 to 65% in the first half of 2011, principally as a result of improvements in our search engine algorithms and more traffic being delivered through new and existing distribution partners. In the second half of 2011, our market share declined due to increased competition and the aggressive roll-out of Google's Chrome browser in Russia. Our market share in that period was 62% and was 61% in December 2011. In 2012, our market share in mobile search was stable at 60% for the full year and was 61% in December 2012.

  •
  Growth in the size of the Russian online advertising market.  The total Russian online advertising market grew from RUR 26.8 billion in 2010 to RUR 41.8 billion in 2011 and RUR 56.3 in 2012, according to AKAR.

        In addition to the growth factors listed above, our revenue also increased in both 2012 and 2011 due to the enhanced performance of our Yandex ad network. Text-based advertising revenue from our Yandex ad network grew by 68% from 2011 to 2012, and by 94% from 2010 to 2011, whereas revenue from Yandex websites grew by 41% and 54% during the same periods, respectively. The principal reason for this growth is that in September 2011 we started to use our proprietary machine learning technology MatrixNet for text-based ads in Yandex's ad network, developing a new algorithm that better understands the advertising needs of our users and more accurately predicts clicks. During the first month after implementing the new algorithm, the average click-through rate in the network grew significantly, allowing customers of Yandex's ad network to lower their CPC bid while increasing the number of clicks. As a result, our customers saw an increase in ROI on their ad spend, while we saw an improvement in our ad network monetization. Growth in revenues from the Yandex ad network was also driven by additional search revenue from Rambler, whose search we began powering in June 2011.

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

        Our revenues from display advertising decreased as a percentage of our total revenues in 2012 as compared to 2011 principally because of an overall slowdown in the display advertising market in the fourth quarter of 2012 due to an increased supply of TV ad inventory at attractive rates. Our revenues from display advertising increased as a percentage of our total revenues from 2010 to 2011 because of an increase in both the number of impressions and average CPM paid by our advertisers.

        Online payment commissions.    Online payment commissions increased 44.1% from 2011 to 2012 and 45.6% from 2010 to 2011. These increases were principally due to increased e-payment transactions at Yandex.Money, which was in turn driven by the number of active Yandex.Money "e-wallets" increasing 19% from 2011 to 2012 and 23% from 2010 to 2011.

        Other revenues.    Other revenues represent software sales. Revenues from software sales increased significantly in 2012 primarily due to our acquisition of SPB Software. However, we anticipate that other revenues will remain our smallest revenue line in the current year.

  Operating Costs and Expenses

        Our operating costs and expenses consists of cost of revenues; product development expenses; sales, general and administrative expenses; and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms in the near term, which may also result in an increase as a percentage of revenues; see "—Key Trends Impacting Our Results of Operations".

        Cost of revenues.    Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our text-based and display ads on their websites and to our partners who distribute our Yandex.Elements collection of services or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of Yandex browser toolbars or search bars installed.

        The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our two largest distribution partners in 2012, Mozilla and Opera, accounted in aggregate for 48% of our distribution costs in 2012, 58% in 2011 and 57% in 2010. Our agreement with Mozilla terminated at the end of 2012; we will continue to make payments to Mozilla for a 12-month period following termination for revenue generated from traffic on Yandex search bars that were installed before the expiration of the agreement. During 2012, we entered into a multi-year extension of our distribution agreement with Opera. The Opera agreement also provides for a 12-month "revenue tail" period should that agreement be terminated.

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

        The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	921	1,853	3,128
Traffic acquisition costs related to distribution partners	652	1,145	1,652
Total traffic acquisition costs	1,573	2,998	4,780
Total traffic acquisition costs as a percentage of revenues	12.6%	15.0%	16.6%
Other cost of revenues	1,012	1,709	2,408
Other cost of revenues as a percentage of revenues	8.1%	8.5%	8.4%
Total cost of revenues	2,585	4,707	7,188
Total cost of revenues as a percentage of revenues	20.7%	23.5%	25.0%

        Cost of revenues increased by RUR 2,481 million, or 53%, from 2011 to 2012 primarily due to an increase of RUR 1,782 million in traffic acquisition costs, and by RUR 2,122 million, or 82.1%, from 2010 to 2011, primarily due to a RUR 1,425 million increase in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller but increasing portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUR 1,275 million from 2011 to 2012 and by RUR 932 million from 2010 to 2011, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period. In addition, the amounts paid to our distribution partners increased by RUR 507 million from 2011 to 2012 and by RUR 493 million from 2010 to 2011 due to growth in our existing distribution relationships, as well as the addition of new distribution partners. As a percentage of total revenues, traffic acquisition costs increased from 15.0% in 2011 to 16.6% in 2012, reflecting the increase in revenues from our ad network from 16.7% to 19.2% of our text-based revenues. While total traffic acquisition costs increased, network partner traffic acquisition costs as a percentage of network partner revenues remained flat, at 64% in 2012 compared with 63% in 2011, and distribution traffic acquisition costs as a percentage of text-based revenues from our own sites were flat, at 8% of text-based revenue in both periods.

        In 2012, other cost of revenues increased by RUR 699 million compared to 2011 primarily due to an additional RUR 239 million in rent and utilities costs related mainly to our data centers, an increase in personnel costs of RUR 109 million, RUR 259 million in additional costs for outsourced services, and RUR 94 million in additional costs of sales at Yandex.Money. In 2011, other cost of revenues increased by RUR 697 million compared to 2010 primarily due to an additional RUR 371 million in rent and utilities costs related mainly to our data centers, an increase in personnel costs of RUR 96 million, RUR 80 million in additional content acquisition costs, RUR 70 million in additional costs for outsourced services, and RUR 54 million in additional costs of sales at Yandex.Money. The increase in personnel costs over the periods under review was driven primarily by growth in our headcount that is allocated to cost of revenues, from 219 as of December 31, 2010 to 325 as of December 31, 2011 and to 380 as of December 31, 2012.

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

        The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Product development expenses	2,073	3,124	4,274
Product development expenses as a percentage of revenues	16.6%	15.6%	14.9%

        Product development expenses increased by RUR 1,150 million, or 36.8%, from 2011 to 2012 and by RUR 1,051 million, or 50.7%, from 2010 to 2011. These increases were primarily due to increases in personnel and office rent expenses resulting from increases in headcount and salary over the periods. Development personnel headcount increased from 1,313 to 1,842 and to 2,027 as of December 31, 2010, 2011 and 2012, respectively. As a percentage of revenues, product development expenses decreased during the periods under review primarily because we are achieving economies of scale in our product development team. Due to significant growth in the Russian internet advertising market, the services and technology platforms developed and supported by our software engineers are utilized by a growing number of users and internet advertisers. We also increased the utilization of our Moscow office space, allowing us to increase headcount without a commensurate increase in office rent expense. Thus, our internet advertising revenues have been growing faster than our costs in this functional area.

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

        The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Sales, general and administrative expenses	1,838	3,294	4,900
Sales, general and administrative expenses as a percentage of revenues	14.7%	16.4%	17.0%

        Sales, general and administrative expenses increased by RUR 1,606 million, or 48.8%, from 2011 to 2012, and by RUR 1,456, or 79.2% from 2010 to 2011, and also increased as a percentage of revenues over the periods under review. These increases were primarily due to a RUR 672 million increase in 2012 compared to 2011 and a RUR 499 million increase in 2011 compared to 2010 in personnel expenses resulting from a rise in sales, general and administrative headcount from 853 as of December 31, 2010 to 1,145 as of December 31, 2011 and to 1,354 as of December 31, 2012, and salary increases. The increase in headcount over the periods under review also resulted in a RUR 150 million increase in 2012 compared to 2011 and a RUR 118 million increase in 2011 compared to 2010 in office rent and utilities allocated to this functional area. Also contributing to the overall increase in 2012 compared to 2011 were increases of RUR 536 million in advertising and marketing expenses driven primarily by increased advertising and marketing expenses in Russia and in Turkey and RUR 149 million in legal, audit and consulting expenses. With respect to 2011 compared to 2010, additional factors contributing to the overall increase were increases of RUR 207 million in advertising and marketing expenses and RUR 164 million in legal, audit and consulting expenses, of which RUR 45 million related to our IPO. The increase in headcount across all functional areas from 2010 to 2011 also resulted in increases in general and administrative expenses, such as RUR 104 million in miscellaneous office expenses due to the expansion of our office space to accommodate new employees, RUR 98 million in business travel expenses also partially driven by the geographical expansion of our business, RUR 93 million in share-based compensation expense, RUR 64 million in recruiting and training expenses and RUR 37 million in employee insurance expenses.

        We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms in 2013 and future periods and may increase as a percentage of revenues as we continue to expand our business. These increases will relate primarily to increased personnel and office rent expenses, as well as anticipated increases in advertising and marketing expenses.

        Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

        The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Depreciation and amortization expense	1,181	1,874	2,951
Depreciation and amortization expense as a percentage of revenues	9.4%	9.4%	10.3%

        Depreciation and amortization expense increased by RUR 1,077 million, or 57.5%, from 2011 to 2012 and by RUR 693 million, or 58.7% from 2010 to 2011. The increases in absolute terms for 2012 as compared to 2011 and for 2011 as compared to 2010 was primarily due to RUR 751 million and RUR 539 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUR 107 million and RUR 89 million increases, respectively, in depreciation expense related to purchased technologies and licenses and RUR 57 million and RUR 28 million increases, respectively, in depreciation expense related to leasehold improvements. For 2012 as compared to 2011, the increase in absolute terms is also attributable to a RUR 91 million increase in amortization expense related to intangible assets. The increases in depreciation expense for these categories was the result of capital expenditures in 2010, 2011 and 2012 and the acquisition of SPB Software in November 2011.

        We anticipate that depreciation and amortization expense will increase in absolute terms and may increase as a percentage of revenues in future periods as we continue to invest in our technology infrastructure and in business acquisitions.

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

        The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Share-based compensation expense	160	329	376
Share-based compensation expense as a percentage of revenues	1.3%	1.6%	1.3%

        Share-based compensation expense increased by RUR 47 million, or 14.3%, from 2011 to 2012, as a result of further vesting of share-based awards granted in 2011, as well as option awards granted in 2012.

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

        In 2013, we expect share-based compensation to increase in absolute terms and as a percentage of revenues as a result of further vesting of share-based awards granted in 2012, in addition to awards we plan to grant in 2013.

  Interest Income

        Interest income consists of interest earned on our cash, cash equivalents, term deposits and investments in debt securities. We derive a considerable portion of our interest income from ruble term deposits held in major Russian banks. Investments in term deposits, money market funds and debt securities held in the Netherlands generally yield considerably lower returns.

        Interest income increased from RUR 156 million in 2010 to RUR 222 million in 2011 and to RUR 1,002 million in 2012, principally as a result of investing more of our cash from operating activities in Russia, where our investments earn significantly higher returns. Additionally, we earned significantly more interest income in the Netherlands in 2011 compared to 2010 due to the investment of our IPO proceeds.

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

        The following table presents the components of our other (expense)/income in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Foreign exchange (losses)/gains	11	101	(57)
Other	13	(39)	175
Total other (expense)/income, net	24	62	118
Total other (expense)/income, net, as a percentage of revenues	0.2%	0.3%	0.4%

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. During the periods under review, we recorded in our primary Russian subsidiary as other (expense)/income a RUR 7 million gain, a RUR 98 million gain and a RUR 57 million loss in the years 2010, 2011 and 2012, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in upward or downward re-valuations of the ruble equivalent of these U.S. dollar-denominated monetary assets.

        Other (expense)/income also includes changes in the fair value of derivative instruments and other non-operating gains and losses. In 2012, other income primarily consists of a RUR 234 million gain from the sale of our ownership interest in Face.com Inc.

  Provision for Income Taxes

        The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR, except percentages)
Provision for income taxes	1,186	1,545	2,351
Effective tax rate	23.7%	21.1%	22.2%

        Our provision for income taxes increased by RUR 806 million from 2011 to 2012, and by RUR 359 million from 2010 to 2011, primarily as a result of an increase in taxable income.

        Our effective tax rate increased by 1.1 percentage points from 2011 to 2012 primarily reflecting the effect of contingent consideration payable to former SPB Software owners which is expensed under U.S. GAAP but non-deductible for tax purposes.

        Our effective tax rate decreased by 2.6 percentage points from 2010 and 2011, primarily reflecting a change in our treasury policy following our IPO. In 2010 and previously, our principal Russian operating subsidiary had been paying dividends to our Dutch parent company and incurred a 5% withholding tax in Russia when these dividends were paid. Under the new treasury policy, however, we do not currently expect our Russian operating subsidiary to pay dividends to our parent company out of 2011 and 2012 earnings. Therefore, no accrual for dividend withholding tax was required for 2011 and 2012. This decline was also due, in part, to an expected decrease in the effective tax rate of our largest Russian subsidiary as a result of a decrease in our 2011 non-deductible expenses relative to pre-tax income. Additionally, our effective tax rate decreased between periods as we began to recognize a deferred tax benefit for net operating loss carryforwards in certain of our non-Russian subsidiaries in the fourth quarter of 2010 because we believe it is more likely than not that we will be able to utilize these net operating loss carryforwards in the foreseeable future.

        See "Critical Accounting Policies, Estimates and Assumptions—Tax Provisions" for additional information about our provision for income taxes.

        A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 16 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2012. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

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

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. As a result, our quarterly results of operations have been and will likely continue to be affected by the impact of foreign currency fluctuations on our reported results of operations, particularly changes in the value of the U.S. dollar as compared to the Russian ruble. For example, in the quarter ended March 31, 2011, we recorded RUR 254 million of foreign exchange losses as a result of the depreciation of the U.S. dollar against the Russian ruble. In contrast, two quarters later, when the U.S. dollar appreciated against the Russian ruble, we recorded RUR 382 million of foreign exchange gain for the quarter ended September 30, 2011.

        Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012
	(in millions of RUR)
Consolidated statements of income data:
Revenues	3,894	4,541	5,159	6,439	5,874	6,801	7,273	8,819
Operating costs and expenses:
Cost of revenues(1)	894	1,034	1,294	1,485	1,518	1,749	1,845	2,076
Product development(1)	723	756	792	853	1,066	1,059	1,034	1,115
Sales, general and administrative(1)	628	946	804	916	1,070	1,052	1,117	1,661
Depreciation and amortization	377	427	488	582	661	696	734	860

Total operating costs and expenses	2,622	3,163	3,378	3,836	4,315	4,556	4,730	5,712

Income from operations	1,272	1,378	1,781	2,603	1,559	2,245	2,543	3,107
Interest income	34	36	47	105	167	234	268	333
Other (expense)/income, net	(254)	(33)	361	(12)	(124)	53	147	42

Income before income taxes	1,052	1,381	2,189	2,696	1,602	2,532	2,958	3,482
Provision for income taxes	232	256	484	573	344	549	667	791

Net income	820	1,125	1,705	2,123	1,258	1,983	2,291	2,691

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

	Quarter ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	23.0	22.8	25.1	23.1	25.8	25.7	25.4	23.5
Product development(1)	18.6	16.6	15.4	13.2	18.2	15.6	14.2	12.6
Sales, general and administrative(1)	16.1	20.8	15.6	14.2	18.2	15.5	15.3	18.8
Depreciation and amortization	9.7	9.4	9.5	9.0	11.3	10.2	10.1	9.9

Total operating costs and expenses	67.4	69.7	65.5	59.6	73.5	67.0	65.0	64.8

Income from operations	32.6	30.3	34.5	40.4	26.5	33.0	35.0	35.2
Interest income	0.9	0.8	0.9	1.6	2.9	3.4	3.7	3.8
Other (expense)/income, net	(6.5)	(0.7)	7.0	(0.2)	(2.1)	0.8	2.0	0.5

Income before income taxes	27.0	30.4	42.4	41.9	27.3	37.2	40.7	39.5
Provision for income taxes	6.0	5.6	9.4	8.9	5.9	8.0	9.2	9.0

Net income	21.0%	24.8%	33.0%	33.0%	21.4%	29.2%	31.5%	30.5%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

        As of December 31, 2012, we had RUR 22,384 million in cash, cash equivalents, and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less, current term deposits consist of bank deposits with original maturities of more than three months but no more than one year, and term deposits are bank deposits with original maturities of more than one year. As of December 31, 2012, we also had RUR 4,810 million in investments in debt securities that we have designated as held to maturity, representing structured notes that have original maturities of more than one year. Our current policy is to achieve a 40/60 split between the value of our U.S.-dollar and Russian-ruble denominated cash, cash equivalents, term deposits and debt securities. Because our U.S. dollar-denominated holdings still account for approximately 46% of our cash, cash equivalents, term deposits and debt securities, we are currently accumulating rubles. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and, to a lesser extent, in Russia.

        The proceeds to us from our IPO in May 2011 were $401.4 million, net of underwriting discounts and commissions and other offering expenses incurred on the company's account. Those proceeds were received by our parent company, a Dutch holding company that generates no operating cash flow itself. Other than the proceeds from our IPO, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles. The cumulative net profit of our Russian subsidiaries calculated in accordance with Russian accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions, unused vacation, deferred tax and bad debt reserves) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable accounting rules, the amount that our Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2012 was approximately RUR 22,538 million ($742.0 million). We are required to pay a 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty." We do not have any current plan to pay cash dividends on our shares in the near term.

        Historically, part of our cash balances represented balances held on behalf of Yandex.Money customers, which could be used or withdrawn at any time. In December 2012, we entered into an agreement with Sberbank, pursuant to which Sberbank will acquire 75 percent (less one ruble) of our Yandex.Money business. As a result of this transaction, these customer cash balances are included in assets held for sale and no longer included in our cash balances. Our cash balances for the prior years presented in this Annual Report have been revised to reflect this change.

        As of December 31, 2012, we had no outstanding indebtedness. We do not currently maintain any line of credit or other similar source of liquidity.

  Cash Flows

        In summary, our cash flows were:

	Year ended December 31,
	2010	2011	2012
	(in millions of RUR)
Net cash provided by operating activities	5,675	7,506	11,529
Net cash used in investing activities	(3,918)	(17,552)	(10,190)
Net cash (used in)/provided by financing activities	(907)	11,598	361
Effect of exchange rate changes on cash	(24)	1,353	(205)

        Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, and the effect of changes in working capital. Cash provided by operating activities increased by RUR 4,023 million from 2011 to 2012. This increase was primarily due to an increase of RUR 2,450 million in net income, an increase of RUR 1,343 million in non-cash adjustments to net income, and an increase of RUR 230 million in cash provided by changes in working capital. The change in adjustments for non-cash items was primarily due to the effect of an increase in depreciation and amortization expense of RUR 1,077 million.

        From 2010 to 2011, cash provided by operating activities increased by RUR 1,831 million. This increase was primarily due to an increase of RUR 1,956 million in net income and an increase of RUR 598 million in non-cash adjustments to net income, and was partially offset by a decrease of RUR 723 million in cash provided by changes in working capital. Cash provided by working capital decreased between the periods primarily due to significant increases in prepaid rent expenses related to our Moscow headquarters, increases in funds receivable due to increased customer deposit activity at Yandex.Money and increases in VAT reclaimable driven by an increase in purchases in Russia. These decreases in working capital were partly offset by increases in accounts payable and accrued liabilities, primarily reflecting increasing amounts due to members of the Yandex ad network, as well as increases in deferred revenue and VAT payable, reflecting our overall growth in online advertising sales.

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

        Cash used in investing activities.    Cash used in investing activities in 2012 decreased by RUR 7,362 million compared to 2011 as a result of decreases in capital expenditures of RUR 1,546 million, proceeds from maturities of debt securities of RUR 1,521 million in 2012 that replaced investment in debt securities of RUR 6,548 million in 2011, proceeds from sale of non-marketable equity securities of RUR 174 million and cash released from escrow of RUR 219 million related to contingent compensation payable to former SPB Software owners, included in cash used in operating activities, partly offset by increase of investments in term deposits (net of proceeds) of RUR 4,245 million. Sale of non-marketable securities consists of proceeds from sale of ownership interest in Face.com Inc.

        Cash used in investing activities in 2011 increased by RUR 13,634 million over 2010 as a result of increases in capital expenditures of RUR 3,379 million, investments in debt securities of RUR 6,548 million, cash placed in term deposits, net of maturities, of RUR 2,296 million, cash used to acquire businesses of RUR 592 million, investments in non-marketable equity securities of RUR 386 million and cash paid into escrow of RUR 433 million related to contingent payments in connection with our acquisition of SPB Software. In connection with that acquisition, we also made an initial cash payment of RUR 745 million. Acquisitions in 2011 also include our purchase of a 9.7% equity interest in Blekko Inc, a U.S. internet search company, for RUR 478 million ($15 million). See "—Recent Acquisitions". In 2010, we used cash of RUR 235 million for acquisitions, including RUR 92 million for the acquisition of an 18.4% ownership interest in Vizi Information Labs Ltd., an Israeli face recognition technology developer, and RUR 143 million for the acquisition of a 100% ownership interest in GIS Technology LLC, a company specializing in the production of electronic maps.

        Our total capital expenditures were RUR 2,151 million in 2010, RUR 5,530 million in 2011 and RUR 3,984 million in 2012. Our capital expenditures have historically primarily consisted of the purchase of servers and networking equipment. We also incurred significant capital expenditures in 2011 and 2012 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure in 2013 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

        Cash used in/provided by financing activities.    In 2012, financing activities provided RUR 361 million in cash, representing principally proceeds from options exercises; compared to RUR 11,598 million in cash in 2011, representing primarily the proceeds from our IPO.

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

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2012:

	Payments due by period
	Total	Through 2013	2014 through 2015	2016 through 2017	Thereafter
	(in millions of RUR)
Operating lease obligations	7,121	1,413	2,737	2,326	645
Data center-related purchase obligations	816	816	—	—	—
Other purchase obligations	1,191	548	322	237	84

Total contractual obligations	9,128	2,777	3,059	2,563	729

        The table above presents our long-term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2012. All amounts shown include value added tax.

Critical Accounting Policies, Estimates and Assumptions

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

  Share-Based Compensation Expense

        We estimate the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share-Based Awards:

	Year ended December 31,
	2010	2011	2012
Expected life of the awards (years)	6.08 - 6.12	6.12 - 6.17	5.51 - 7.02
Expected annual volatility	62%	65%	54%
Risk-free interest rate	4.00%	1.60%	0.78%
Expected dividend yield	—	—	—

        To determine the expected option term, we use the "simplified method" as allowed under the SEC's accounting guidance, which represents the weighted- average period during which our awards are expected to be outstanding.

        With respect to price volatility, because we were a newly public company in 2011, we did not have sufficient history to estimate the volatility of our ordinary share price over the expected term of our Share-Based Awards. We used comparable public companies as a basis for our expected volatility to calculate the fair value of our awards. For 2012 grants, we began using historical volatility of our own share price.

        Prior to May 2011, we based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on Russian Eurobonds with a remaining term approximating the expected term of the award being valued. For periods after May 2011, we used the risk-free interest rates based on the U.S.Treasury yield curve in effect at the grant date.

        In the past, we have declared and paid dividends, including with respect to the year ended December 31, 2010. We did not declare any dividends with respect to 2011 or 2012. Currently, we do not have any plans to pay dividends in the near term. When we declared dividends in 2010, we followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and we have no plans to pay cash dividends in the near term, we used an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2010, 2011 and 2012.

        We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Historically, we typically only granted Share-Based Awards to senior employees who had been with our company for at least one year. To estimate forfeitures at that time, we had analyzed our historical forfeiture trends and adjusted them as appropriate for exceptional circumstances, such as the departure of two senior employees who had a disproportionate number of option awards. Excluding the effect of these two departures, our forfeiture rate had been insignificant. As a result, we applied an estimated forfeiture rate of zero before 2012. In 2012, as less senior employees began to receive Share-Based Awards, we began calculating the forfeiture rate by reference to our historical employee turnover rate. If our actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

        Prior to our IPO, when there was no public market for our shares, our board of directors regularly determined the fair value of our shares and set the exercise price of option awards on the basis of valuations of our company arrived at by employing the "income approach" and the "market approach" valuation methodologies. This approach was consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2012, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

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

Recently Adopted Accounting Pronouncements

        On January 1, 2012, the Company adopted the Financial Accounting Standards Board ("FASB") accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The adoption of this guidance did not have a significant impact on the Company's consolidated financial position, results of operations, cash flow, or disclosures.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to $37.6 million and $0.6 million as of December 31, 2011 and 2012, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUR 141 million and RUR 32 million in 2011 and 2012, respectively.

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

        In 2011, we entered into two lease agreements for an aggregate of approximately 12,000 additional square meters of office space located in our headquarters complex in Moscow. These leases have seven-year terms and entail outstanding commitments of approximately $64.9 million as of December 31, 2012. The rent under these leases is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble, although we are not protected from any potential appreciation. The landlord's protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re-measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the income statement. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2012, we would have recognized additional foreign exchange losses before tax of RUR 71 million in 2012. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2012, we would have recognized additional foreign exchange gains before tax of RUR 22 million in 2012.

        The functional currency of our Dutch parent company and our Dutch and U.S. subsidiaries is the U.S. dollar. The functional currency of our Ukrainian subsidiary is the Ukrainian hryvnia. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2010, 2011 and 2012 are included as a foreign translation adjustment recorded as part of other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents, term deposits and debt securities comprise the largest portion of our net assets in the Netherlands subsequent to the IPO. Total U.S. dollar denominated cash, cash equivalents, term deposits and debt securities held in the Netherlands amounted to $391.1 million and $392.0 million as of December 31, 2011 and 2012, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of

December 31, we would have recognized additional other comprehensive gains/losses of RUR 2,319 million and RUR 2,212 million in 2011 and 2012, respectively.

  Interest Rate Risk

        We had cash, cash equivalents and term deposits of RUR 22,384 million and debt securities of RUR 4,810 million as of December 31, 2012. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents, term deposits and debt securities balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

Item 6.    Directors, Senior Management and Employees.

        The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Alfred Fenaughty	86	2014	2000	Chairman and Non-Executive Director
Arkady Volozh	49	2014	2000	Executive Director and Chief Executive Officer
Ilya Segalovich	48	2013	2000	Executive Director and Chief Technology Officer
John Boynton	47	2015	2000	Non-Executive Director
Esther Dyson	61	2015	2006	Non-Executive Director
Elena Ivashentseva	46	2014	2000	Non-Executive Director
Charles Ryan	45	2013	2011	Non-Executive Director
Alexander Voloshin	56	2013	2010	Non-Executive Director
Alexander Shulgin	35	N/A	2010	Chief Financial Officer

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

        Ms. Dyson has been a non-executive director since 2006. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also sits on the board of WPP Group, a global communications company. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a security analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited the newsletter Release 1.0 and ran the annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies AlterGeo, TerraLink, Epam (listed), UCMS and Zingaya. In the U.S., she is on the boards of 23andMe, Meetup, NewspaperDirect (partly owned by Anatoly Karachinsky of IBS), Eventful and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She has a B.A. in economics from Harvard University.

        Ms. Ivashentseva has been a non-executive director since 2000. Ms. Ivashentseva is a senior partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok advised on the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru-Net B.V.), in which a Baring Vostok fund is the founder and Baring Vostok funds are, together, the largest shareholder. Since 2000, Ms. Ivashentseva has been responsible for the investment in Yandex on behalf of Internet Search Investments Limited. She is also a member of the board of Ozon, Enforta, Centre for Financial Technologies, Family Doctor, InfiNet Wireless Ltd., ER-Telecom, Avito and Ivi and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ listed Russian television broadcaster, and other portfolio companies of Baring Vostok funds. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master's degree in finance and accounting from the London School of Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

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

Compensation and Share Ownership of Executive Officers and Directors.

        The aggregate cash compensation paid or accrued in 2012 for members of our senior management (a total of 21 persons), as a group, was RUR 90 million ($3.0 million).

        In May 2011, we granted each of our non-executive directors an option to acquire 28,000 Class A shares at the initial public offering price of $25.00 per share, effective on the closing of our initial public offering. Such options vest over a four-year period.

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

Employment Agreements

        Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under Russian law. Our employment agreements between PS Yandex.Money LLC, one of our subsidiaries, and certain of its employees contain non-competition provisions, although we understand that such provisions are generally unenforceable under Russian law. Certain of our senior managers and other employees have also agreed that they will not, during their employment with us, solicit any of our key employees.

Employees

        The following table indicates the composition of our workforce as of December 31 each year indicated:

	2010	2011	2012
Russia	2,270	3,062	3,415
Other	115	250	346
Total	2,385	3,312	3,761

	2010	2011	2012
Product development	1,313	1,842	2,027
Sales, general and administration	853	1,145	1,354
Data center infrastructure	219	325	380
Total	2,385	3,312	3,761

        We also typically employ several hundred contract workers on a part-time basis, and the numbers of such contract workers generally varies in line with the numbers of full-time staff.

        Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

        Our Third Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan") provides for the grant of equity awards in the form of share options, share appreciation rights, restricted shares and restricted share units (or so-called "deferred shares"). The total number of shares available for issuance under the plan is equal to 10% of the aggregate number of Class A and Class B shares outstanding from time to time.

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

        The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of March 1, 2013. Percentage of beneficial ownership is based on 221,981,842 Class A shares and 106,670,831 Class B shares outstanding as of March 1, 2013. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as at March 1, 2013
	Class A Shares		Class B Shares		Total Percentage
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	By Voting Power(1)	By Number of Shares
Directors and Senior Management:
Arkady Volozh(2)	5,655,386	2.55%	34,459,684	32.30%	27.18%	12.21%
Ilya Segalovich	0	—	8,424,000	7.90%	6.54%	2.56%
Alfred Fenaughty(3)	12,250	*	1,400,000	1.31%	1.09%	*
John Boynton(4)	1,297,550	*	0	—	*	*
Esther Dyson(5)	172,250	*	0	—	*	*
Elena Ivashentseva(6)	9,609,685	4.33%	42,949,300	40.26%	34.07%	15.99%
Charles Ryan(7)	4,879,657	2.20%	1,582,485	1.48%	1.61%	1.97%
Alexander Voloshin(8)	57,375	*	0	—	*	*
Alexander Shulgin(9)	100,000	*	0	—	*	*
All current directors and senior management as a group (9 persons)(10)	21,784,153	9.81%	88,815,469	83.26%	70.61%	33.65%
Principal Shareholders:
Baring Vostok Private Equity Funds(11)	9,609,685	4.33%	42,949,300	40.26%	34.07%	15.99%
Tiger Global Holding Coöperatief(12)	15,300,000	6.89%	0	—	1.19%	4.66%
Morgan Stanley Investment Management Inc.(13)	14,868,843	6.70%	0	—	1.15%	4.52%
Thornburg Investment Management Inc.(14)	13,285,426	5.98%	0	—	1.03%	4.04%
Oppenheimer Funds, Inc.(15)	16,942,920	7.63%	0	—	1.31%	5.16%
Vladimir Ivanov	0	—	11,218,884	10.52%	8.71%	3.41%

Total shares held by directors, management and 5% holders	82,181,342	37.02%	100,034,353	93.78%	84.00%	55.44%

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

(2)
Includes 5,655,386 Class A shares held by Belka Holdings Limited, a BVI limited liability company ("Belka"). Mr. Volozh owns 100% of Belka. The business address of Belka is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands.

(3)
Consists of 1,400,000 Class B shares held by the Alfred and Riqueza Fenaughty Revocable Living Trust, the beneficiaries of which include Mr. Fenaughty or members of his family and includes 12,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 1, 2013.

(4)
Includes (a) 459,220 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 651,080 Class A shares held by the John W. Boynton Trust of 2006, (c) 175,000 Class A shares held by The Diomedes Foundation, a charitable organization and (d) 12,250 Class A shares subject to an option that is currently exercisable. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 1, 2013.

(5)
Includes 12,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 1, 2013.

(6)
Consists of shares held by BC&B Holdings B.V. ("BC&B"). This includes 12,250 Class A shares subject to an option that is currently exercisable, but excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 1, 2013. These options were granted to BC&B, which holds the options on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is a senior partner of Baring Vostok Capital Partners Limited, a Cypriot limited company, which is a sub-adviser to Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey ("BVCPL") which acts as the investment advisor with respect to the investment by Baring Vostok Private Equity Funds in BC&B. See note 11. Ms. Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(7)
Includes 3,515,186 Class A shares held by Kameson Management Limited on behalf of UFG Private Equity Fund II LP (the "UFG Fund"), 408,736 Class A shares held by Almaz Capital Russia Fund I LP ("Almaz") and 1,582,485 Class B shares and 943,485 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family, and by Mr. Ryan directly. Mr. Ryan is a General Partner of the UFG Fund and in such capacity has investment control over the shares held by that fund. Mr. Ryan is a General Partner of Almaz and in such capacity has investment control over the shares held by that Fund. Mr. Ryan disclaims beneficial ownership of the shares held by the UFG Fund and Almaz except to the extent of his pecuniary interest therein. Includes 12,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 1, 2013.

(8)
Consists of options to purchase 57,375 Class A shares that are exercisable within 60 days after March 1, 2013. Excludes options to purchase 20,625 Class A shares that are not exercisable within 60 days after March 1, 2013.

(9)
Consists of options to purchase 100,000 Class A shares that are exercisable within 60 days after March 1, 2013. Excludes options to purchase 140,000 Class A shares that are not exercisable within 60 days after March 1, 2013.

(10)
Includes options to purchase 157,375 shares that are exercisable within 60 days after March 1, 2013. Excludes options to purchase 265,625 shares that are not exercisable within 60 days after March 1, 2013.

(11)
Consists of 9,597,435 Class A shares and 42,949,300 Class B shares held by BC&B and 12,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 1, 2013. BC&B is 100% owned by Strickland Holdings Limited, a Cyprus registered limited liability company ("Strickland"). The share capital of Strickland is held as follows: 52.35% by Chouet Nominees Limited ("CNL"); 23.89% by Baring Vostok Nominees Limited ("BVNL"); and 23.76% by Dehus Dolmen Nominees Limited ("DDNL"). Each of CNL, BVNL and DDNL is a limited liability company incorporated under the laws of and registered in Guernsey, Channel Islands. CNL acts as a nominee holding company for the limited partnerships comprising the Baring Vostok Private Equity Fund ("BVPEF II"); BVNL acts as a nominee holding company for the limited partnerships comprising Baring Vostok Private Equity Fund III ("BVPEF III"); and DDNL acts as a nominee holding company for the limited partnerships comprising Baring Vostok Private Equity Fund IV

  ("BVPEF IV") (BVPEF II, BVPEF III and BVPEF IV collectively being the "BV Funds"). Each of the BV Funds which holds an interest in our shares has a separate general partner dedicated to that fund. For BVPEF II, the general partner is Baring Vostok Fund (GP) L.P., whose general partner in turn is Baring Vostok Fund Managers Limited. For BVPEF III, the general partner is Baring Vostok Fund III (GP) L.P., whose general partner in turn is Baring Vostok Fund III Managers Limited. And for BVPEF IV, the general partner is Baring Vostok Fund IV (GP) L.P., whose general partner in turn is Baring Vostok Fund IV Managers Limited. Each of Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited, being the ultimate general partner to BVPEF II, BVPEF III and BVPEF IV, respectively (each an "Ultimate General Partner"), is owned by Baring Vostok Manager Holding Limited (Guernsey) ("BVMHL"). BVMHL is owned by Peter Touzeau, Barry McClay and Mike Calvey. Each of these persons holds his shares in BVMHL in trust on behalf of certain other persons, one of whom is Ms. Ivashentseva. See note 6. Voting and investment power over the investments held by each of the BV Funds is held and exercised by the Ultimate General Partner to such fund. BVCPL, as investment advisor to the general partner of each BV Fund, has no voting or investment control over the BV Funds. An investment committee has been formed whose function is to make recommendations to the general partner to each BV Fund. The general partner, through its Ultimate General Partner, makes decisions based on recommendations received from the investment committee. The members of the investment committee are Rahul Bhasin, Chris Brotchie, Michael Calvey, John Dare, Terry English, Jean Salata, Rory Landman, and Antonio Bonchristiano. Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between CNL, BVNL and DDNL which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder's interests in Yandex. Therefore, CNL, BVNL and DDNL, acting pursuant to instructions from the Ultimate General Partner to the BV Fund for which they act as nominee, have the right to control the voting and disposition of the Class A shares and Class B shares held by BC&B. BVPEF II, BVPEF III and BVPEF IV, as well as CNL, BVNL and DDNL, disclaim beneficial ownership of the shares held by BC&B except to the extent of their pecuniary interest therein. The business address of the BV Funds and of each Ultimate General Partner is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

(12)
The number of shares reported is based solely on the Schedule 13G filed by Tiger Global Holding Coöperatief U.A. on February 14, 2013.

(13)
The number of shares reported is based solely on the Schedule 13G filed by Morgan Stanley Investment Management Inc. on February 13, 2013.

(14)
The number of shares reported is based solely on the Schedule 13G filed by Thornburg Investment Management Inc. on January 30, 2013.

(15)
The number of shares reported is based solely on the Schedule 13G filed by Oppenheimer Funds, Inc. on February 13, 2013.

Holdings by U.S. Shareholders

        As of March 1, 2013, there was one holder of record of Class A shares and there were three holders of record of Class B shares located in the United States, together holding in the aggregate approximately 87.14% and 2.8% of our outstanding Class A and B shares by number, respectively, representing in the aggregate approximately 17.32% of our outstanding shares by voting power.

Related Party Transactions

Shareholders Agreement

        Shareholders holding an aggregate of approximately 133 million Class A and Class B shares, representing approximately 81.6% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

        Demand registration rights.    Shareholders party to the agreement together holding approximately 115 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters' discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F-3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

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

Relationship with Sberbank

        Sberbank is a major financial institution and the largest savings bank in the Russian Federation. Approximately 51% of its voting shares are held by the Central Bank of the Russian Federation.

  Priority Share

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

  Yandex.Money Joint Venture

        In December 2012, we entered into an agreement with Sberbank to sell a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank, for $60 million in cash. Upon completion of this transaction, which is expected in the second quarter of 2013, we will enter into a joint venture arrangement with Sberbank in respect of the future operation of this business, which will continue under the Yandex.Money brand. Our joint venture agreement with Sberbank will provide for standard minority protections and will address corporate governance matters such as veto rights, deadlock mechanisms and rights of first refusal and co-sale.

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

        The following table sets forth the high and low closing sale prices on The NASDAQ Global Market for our Class A ordinary shares for (1) the two most recent years, (2) the eight most recent quarters, and (3) the six most recent months.

	High		Low
Annual Highs and Lows	$		$
2012		27.30		16.66
2011 (from May 24)		38.84		16.95
Quarterly Highs and Lows
First Quarter 2013 (through February 28)		25.66		22.71
Fourth Quarter 2012		24.78		20.62
Third Quarter 2012		25.06		17.84
Second Quarter 2012		27.30		16.66
First Quarter 2012		26.87		18.30
Fourth Quarter 2011		28.62		16.95
Third Quarter 2011		38.51		20.46
Second Quarter 2011 (from May 24)		38.84		30.27
Monthly Highs and Lows
February 2013		25.66		23.01
January 2013		24.21		22.71
December 2012		23.00		20.62
November 2012		23.00		20.80
October 2012		24.78		21.97
September 2012		25.06		21.30

        On December 31, 2012, the closing sale price per share on The NASDAQ Global Select Market was $21.54.

Item 10.    Additional Information.

Memorandum and Articles of Association

        We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012 and are filed herewith.

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

Taxation

Taxation in the Netherlands

  General

        The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of our Class A shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of our Class A shares, who may be subject to special tax treatment under any applicable law, and this summary is not intended to be applicable in respect of all categories of holders of the Class A shares. In particular, this summary is not applicable in respect of any holder who is, is deemed to be or is treated as a resident of the Netherlands for Dutch tax purposes nor to a holder that owns 5% or more of the nominal paid-in capital or voting rights in our company.

        The summary is based upon the tax laws of the Netherlands as in effect on the date of this Annual Report, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities available on or before such date and now in effect. All references in this summary to the Netherlands and Netherlands law are to the European part of the Kingdom of The Netherlands and its law, respectively, only. All of the foregoing is subject to change, which could apply retroactively and could affect the continuing validity of this summary. As this is a general summary, we recommend that investors or shareholders consult with their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of our Class A shares, including, in particular, the application to their particular situations of the tax considerations discussed below.

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

        If we have received a profit distribution from a foreign subsidiary located (a) in a jurisdiction with which the Netherlands has concluded a treaty for the avoidance of double taxation or (b) in Bonaire, St. Eustatius, Saba, Aruba, Curacao or St. Maarten, in which subsidiary we hold at least 25% of the nominal paid-up capital or if the relevant tax treaty therein provides, we hold at least 25% of the voting rights, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5%, we are not required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3% of the portion of the dividends distributed by our company that is subject to Dutch dividend withholding tax; and (ii) 3% of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

        The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, but does not reduce the amount of tax we are required to withhold from dividends paid to a holder of our Class A shares. Upon request, a holder of our Class A shares will be notified by our company of the amount of the Dutch withholding tax that was retained by us.

Non-residents of the Netherlands (including but not limited to U.S. holders)

        The following is a description of the material Dutch tax consequences to a holder of Class A shares who is not treated as a resident of the Netherlands for purposes of Dutch taxation (a "Non-Resident of the Netherlands") and who is considered to be a resident of (i) Aruba, Curacao or St. Maarten under the provisions of the Tax Convention for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), (ii) Bonaire, St.Eustatius or Saba under the provisions of the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland); or (iii) a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country. Such holder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of the Netherlands, the Tax Arrangement for the country of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

        Further, entities (i) that are resident in another EU Member State, in a by Ministerial Decree appointed State of the EEA i.e. Iceland, Norway and Liechtenstein, or a country outside the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands; and (ii) that are not subject to taxation by reference to profits in such State, in principle have the possibility to obtain a full refund of Dutch dividend withholding tax, provided such entities would not have been subject to Dutch corporate income tax either had they been resident within the Netherlands, and provided further that such entities do not perform a similar function to that of a tax exempt investment institutions or fiscal investment institutions as referred to in the Dutch Corporate Income Tax Act 1969, and with respect to entities resident in a country outside the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands, provided such entities hold their Class A shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of Class A shares and our company, and these shares do not allow such holder to effectively participate in the management or control of our company.

        A holder of Class A shares who is considered to be a resident of the United States and is entitled to the benefits of the 1992 Double Taxation Treaty between the United States and the Netherlands ("U.S. holder"), as amended most recently by the Protocol signed March 8, 2004 (the "Treaty") will generally be subject to Dutch dividend withholding tax at the rate of 15% unless such U.S. holder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty.

        U.S. holders that are exempt pension trusts or exempt organizations as described in articles 35 and 36, respectively, of the Treaty may qualify for an exemption from Dutch withholding tax and may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing two completed copies of form IB 96 USA signed by the U.S. holder accompanied with U.S. form 6166 (as issued by the U.S. Internal Revenue Service and valid for the relevant tax year) or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 (which is generally the company) one of the following forms signed by the U.S. holder within three years after the end of the calendar year in which the withholding tax was levied:

  •
  if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty: two completed copies of Form IB 96 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service valid for the relevant tax year and

  •
  if the U.S. holder is an exempt organization as described in article 36 of the Treaty: two completed copies of Form IB 95 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service, valid for the relevant tax year.

  Taxes on Income and Capital Gains

General

        The description of taxation set out in this section of this Annual Report is not intended for any holder of Class A shares who is:

  •
  an individual for whom the income or capital gains derived from the Class A shares are attributable to employment activities the income from which is taxable in the Netherlands; or

  •
  an individual who holds, or is deemed to hold, a Substantial Interest (aanmerkelijk belang) in our company (as defined below).

        Generally, a holder of Class A shares will have a substantial interest in our company ("Substantial Interest") if he holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. A holder of Class A shares will also have a Substantial Interest in our company if certain relatives of that holder or of his partner have a Substantial Interest in our company. If a holder of Class A shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Please note that under Dutch tax law an individual is considered as a holder of Class A shares if he/she is deemed to hold an interest in the Class A shares pursuant to the attribution rules of article 2.14a of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for instance in a trust or a foundation.

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

  •
  in the case of a Non-Resident of the Netherlands who is an individual, (a) such individual does not carry out any activities in the Netherlands with respect to the Class A shares that exceed ordinary active asset management (normaal vermogensbeheer), (b) the benefits derived from such Class A shares are not intended as remuneration for activities performed by a holder of Class A shares or by a person connected to such holder as meant by article 3.92b paragraph 5 of the Dutch Income Tax Act 2001 and (c) such individual does not derive income or capital gains from the Class A shares that are taxable as benefits from "other miscellaneous activities" in the Netherlands (resultaat uit overige werkzaamheden in Nederland);

  •
  in the case of a Non-Resident of the Netherlands which is an entity, it is neither entitled to a share in the profits of an enterprise effectively managed in the Netherlands, nor co-entitled to the net worth of such enterprise, other than by way of the holding of securities, to which enterprise the Class A shares or payments in respect of the Class A shares are attributable; and

  •
  in the case of a Non-Resident of the Netherlands who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, through an employment contract, to which enterprise the Class A shares or payments in respect of Class A shares are attributable.

        A U.S. holder that is entitled to the benefits of the Treaty and whose Class A shares are not attributable to a Dutch enterprise or deemed enterprise, will generally not be subject to Dutch taxes on any capital gain realized on the disposal of such Class A shares.

  Gift, Estate or Inheritance Taxes

        No Dutch gift, estate or inheritance taxes will arise on the transfer of Class A shares by way of a gift by, or on the death of, a holder of Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of the Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands (i) such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or (ii) the gift of the Class A shares is made under a condition precedent and the holder of these shares is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

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

  Residence

        Other than as set forth above, a holder of Class A shares will not become or be deemed to become a resident of the Netherlands, nor will a holder of Class A shares otherwise become subject to taxation in the Netherlands, solely by reason of holding the Class A shares.

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

        This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of Class A shares. This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold the Class A shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder, nor does it address any state, local or foreign tax matters or matters relating to any U.S. federal tax other than the income tax. Each investor should consult its own professional tax advisor with respect to the tax consequences of the purchase, ownership and disposition of the Class A shares. This summary does not address tax considerations applicable to a holder of Class A shares that may be subject to special tax rules including, without limitation, the following:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers or traders in securities, currencies, or notional principal contracts;

  •
  tax-exempt entities;

  •
  regulated investment companies;

  •
  persons that hold the Class A shares as part of a wash sale, hedge, straddle, conversion, constructive sale or similar transaction;

  •
  persons that hold the Class A shares through partnerships or certain other pass-through entities;

  •
  persons that own (or are deemed to own) 10% or more of our voting shares; and

  •
  persons that have a "functional currency" other than the U.S. dollar.

        Further, this summary does not address alternative minimum tax consequences or indirect effects on the holders of equity interests in entities that own our Class A shares. In addition, this discussion does not consider the U.S. tax consequences to non-U.S. holders of Class A shares.

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

        Distributions.    Subject to the discussion under "Passive Foreign Investment Company Considerations" below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to Class A shares will be taxable to the U.S. holder as a dividend to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Class A shares. Distributions in excess of our current and accumulated earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends-received deduction in respect of the dividend otherwise allowable to corporations.

        Under the Internal Revenue Code, qualified dividends received by certain non-corporate U.S. holders (i.e., individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations" to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a qualified foreign corporation under the Internal Revenue Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to Class A shares that meet the minimum holding period and other requirements are expected to be treated as "qualified dividend income." However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates.

        Recently enacted legislation imposes an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains) received by certain U.S. holders that are individuals, trusts or estates.

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

        Sale or other disposition of Class A shares.    A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of Class A shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those Class A shares. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will be capital gain or loss and will generally be treated as from sources within the United States. Capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Class A shares for more than one year at the time of the sale or exchange; in general, long-term capital gains realized by non-corporate U.S. holders are eligible for reduced rates of tax. The deductibility of losses incurred upon the sale or other disposition of capital assets is subject to limitations.

        Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2011 and 2012 taxable years. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not expect to be a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder's holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder's holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

        Backup Withholding and Information Reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, certain U.S. holders who are individuals may be required to report to the IRS information relating to their ownership of the Class A shares, subject to certain exceptions (including an exception for shares held in an account maintained by a U.S. financial institution). U.S. holders may be subject to backup withholding (currently at 28%) on dividends and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

        We received proceeds of $401.4 million from our initial public offering, net of underwriting discounts and commissions and offering expenses incurred on the company's account. To date, we have used $23.6 million to purchase new servers in data centers outside of Russia and to otherwise fund international expansion. We also used $38.4 million to purchase SPB Software in November 2011 (including potential contingent payments). We intend to use the remaining net proceeds for general corporate purposes, including investments in technology infrastructure, particularly new servers and data centers. We may also use a portion of the net proceeds for the acquisition of, or investments in, technologies, teams or businesses that complement our business, or to repurchase our shares in the open market. Our management retains broad discretion in the allocation and use of the remaining net proceeds of our initial public offering. Pending such decisions, we have invested such proceeds in investment grade, interest bearing securities or bank deposits.

Item 15.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

        The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2012. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company's disclosure controls and procedures as of December 31, 2012, the company's chief executive officer and chief financial officer concluded that, as of such date, the company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2012. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and utilized the framework established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that as of December 31, 2012, our internal control over financial reporting was effective.

        No change in the company's internal control over financial reporting occurred during the fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by ZAO Deloitte & Touche CIS, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the internal control over financial reporting of Yandex N.V. and subsidiaries, (together "the Company") as December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 11, 2013 expressed an unqualified opinion on those financial statements and comprehend the translation of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of readers in the United States of America.

/s/ ZAO DELOITTE & TOUCHE CIS
Moscow, Russia
March 11, 2013

Item 16A.    Audit Committee Financial Expert.

        Mr. Ryan qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our board of directors

Item 16B.    Code of Ethics.

        We have adopted a written code of ethics applicable to directors, members of senior management and employees of the company and any of the company's direct and indirect subsidiaries. Our code of ethics is posted on our company website at: http://download.yandex.ru/company/Code_of_Business_Ethics_and_Conduct.pdf.

        Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C.    Principal Accountant Fees and Services.

        The following table summarizes the fees of ZAO Deloitte & Touche CIS, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years.

	2011	2012
	(RUR in million)
Audit Fees(1)	16.0	22.3
Audit Related Fees(2)	25.2	6.0
Tax Fees(3)	0.4	0.2
All Other Fees	—	—

Total Fees	41.6	28.5

(1)
Audit fees for 2011 and 2012 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre-Approval Policies for Non-Audit Services

        In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved 100% of the non-audit services performed for us by Deloitte & Touche during 2012.

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

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the "Company") as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

        Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO DELOITTE & TOUCHE CIS
Moscow, Russia
March 11, 2013

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(in millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)

	As of December 31,
	Notes	2011	2012	2012
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	5	5,930	7,425	244.5
Marketable securities	9	—	76	2.5
Term deposits		4,789	4,629	152.4
Accounts receivable, net	6	1,246	1,767	58.2
Prepaid expenses		620	597	19.7
Assets held for sale	7	1,656	2,024	66.6
Deferred tax assets	16	296	456	15.0
Other current assets	8	529	1,217	40.1

Total current assets		15,066	18,191	599.0
Property and equipment, net	12	6,916	8,095	266.5
Intangible assets, net	13	481	323	10.6
Goodwill	14	754	750	24.7
Long-term prepaid expenses		616	695	22.9
Restricted cash	5	454	214	7.0
Term deposits		2,344	10,330	340.1
Investments in non-marketable equity securities	9	569	500	16.5
Investments in debt securities	9	6,733	4,810	158.4
Deferred tax assets	16	2	35	1.2
Other non-current assets	8	141	342	11.3

TOTAL ASSETS		34,076	44,285	1,458.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	15	1,710	2,513	82.8
Taxes payable		906	1,455	47.9
Deferred revenue		899	1,092	36.0
Liabilities related to assets held for sale	7	1,196	1,619	53.3
Deferred tax liabilities	16	—	3	0.1

Total current liabilities		4,711	6,682	220.1
Deferred tax liabilities	16	189	448	14.8
Other accrued liabilities		223	108	3.6

Total liabilities		5,123	7,238	238.5
Commitments and contingencies	17
Shareholders' equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	19	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	19	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A 2,000,000,000 and 2,000,000,000, Class B 273,764,304 and 159,494,722, and Class C 276,063,445 and 159,494,722); shares issued (Class A 159,217,348 and 202,318,864, Class B 164,621,382 and 125,441,218, and Class C 109,142,922 and 27,972,630, respectively); shares outstanding (Class A 159,217,348 and 202,318,864, Class B 164,621,382 and 125,441,218, and Class C nil and nil, respectively)	19	595	445	14.7
Additional paid-in capital		12,729	13,617	448.3
Accumulated other comprehensive income	2	1,828	961	31.6
Retained earnings		13,801	22,024	725.1

Total shareholders' equity		28,953	37,047	1,219.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		34,076	44,285	1,458.2

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2010	2011	2012	2012
		RUR	RUR	RUR	$
Revenues	21	12,500	20,033	28,767	947.1
Operating costs and expenses:
Cost of revenues(1)		2,585	4,707	7,188	236.7
Product development(1)		2,073	3,124	4,274	140.7
Sales, general and administrative(1)		1,838	3,294	4,900	161.3
Depreciation and amortization		1,181	1,874	2,951	97.2

Total operating costs and expenses		7,677	12,999	19,313	635.9

Income from operations		4,823	7,034	9,454	311.2
Interest income		156	222	1,002	33.0
Other income, net		24	62	118	3.9

Net income before income taxes		5,003	7,318	10,574	348.1
Provision for income taxes	16	1,186	1,545	2,351	77.4

Net income		3,817	5,773	8,223	270.7

Net income per Class A and Class B share:
Basic	3	12.56	18.30	25.21	0.83

Diluted	3	12.37	17.59	24.50	0.81

Weighted average number of Class A and Class B shares outstanding
Basic	3	303,817,388	315,541,639	326,210,948	326,210,948
Diluted	3	308,580,600	328,155,087	335,690,596	335,690,596

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	16	26	33	1.1
Product development	87	153	221	7.3
Sales, general and administrative	57	150	122	4.0

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2010	2011	2012	2012
	RUR	RUR	RUR	$
Net income	3,817	5,773	8,223	270.7
Other comprehensive income:
Foreign currency translation adjustment	11	1,680	(867)	(28.5)

Total other comprehensive income	11	1,680	(867)	(28.5)

Comprehensive income	3,828	7,453	7,356	242.2

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Russian rubles and U.S. dollars)

		Years ended December 31,
	Notes	2010	2011	2012	2012
		RUR	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		3,817	5,773	8,223	270.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment		1,147	1,826	2,812	92.6
Amortization of acquisition-related intangible assets		34	48	139	4.6
Share-based compensation expense		160	286	376	12.4
Deferred income taxes		2	(169)	72	2.4
Foreign exchange (gains)/losses		(11)	(101)	57	1.9
Gain from sale of equity securities		—	—	(234)	(7.7)
Other		—	40	51	1.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(432)	(436)	(526)	(17.3)
Prepaid expenses and other assets		176	(974)	(923)	(30.4)
Accounts payable and accrued liabilities		634	1,044	1,277	42.0
Deferred revenue		166	347	195	6.4
Assets held for sale		(293)	(530)	(411)	(13.5)
Liabilities related to assets held for sale		275	352	421	13.8

Net cash provided by operating activities		5,675	7,506	11,529	379.6

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment		(2,151)	(5,530)	(3,984)	(131.2)
Acquisitions of businesses, net of cash acquired	4	(143)	(735)	—	—
Investments in non-marketable equity securities	4	(92)	(478)	(47)	(1.6)
Proceeds from sale of equity securities	4	—	—	174	5.7
Investments in debt securities		—	(6,548)	—	—
Proceeds from maturity of debt securities		—	—	1,521	50.1
Investments in term deposits		(4,898)	(13,028)	(16,585)	(546.0)
Maturities of term deposits		3,366	9,200	8,512	280.3
Escrow cash deposit	4	—	(433)	219	7.2

Net cash used in investing activities		(3,918)	(17,552)	(10,190)	(335.5)

CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Dividends paid	18	(906)	—	—	—
Proceeds from exercise of share options		1	231	361	11.9
Repurchase of share options		(2)	(8)	—	—
Ordinary shares issuance costs		—	(28)	—	—
Proceeds from issuance of ordinary shares		—	11,403	—	—

Net cash (used in)/provided by financing activities		(907)	11,598	361	11.9

Effect of exchange rate changes on cash and cash equivalents		(24)	1,353	(205)	(6.7)

Net change in cash and cash equivalents		826	2,905	1,495	49.3
Cash and cash equivalents at beginning of period		2,199	3,025	5,930	195.2

Cash and cash equivalents at end of period		3,025	5,930	7,425	244.5

Supplemental disclosure of cash flow information:
Cash paid for income taxes		1,161	1,669	1,991	65.6
Cash paid for acquisitions	4	236	745	—	—
Non-cash investing activities:
Change in accounts payable for property and equipment		3	183	16	0.5
Non-cash consideration from sale of equity securities	4	—	—	144	4.7
Fair value of equity issued in connection with acquisitions		3	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share Issued and Outstanding		Ordinary Shares Issued and Outstanding
						Accumulated Other Comprehensive Income/(Loss)
					Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount				Total
		RUR		RUR	RUR	RUR	RUR	RUR
Balance as of January 1, 2010	1	—	303,815,518	981	296	137	5,122	6,536
Share-based compensation expense	—	—	—	—	160	—	—	160
Exercise of share options	—	—	7,500	—	1	—	—	1
Repurchase of share options	—	—	—	—	(1)	—	—	(1)
Class B shares conversion	—	—	—	(9)	9	—	—	—
Issuance of restricted shares	—	—	—	—	3	—	—	3
Repurchase and cancellation of shares	—	—	(7,500)	—	(1)	—	—	(1)
Dividends declared (Note 18)	—	—	—	—	—	—	(911)	(911)
Foreign currency translation adjustment	—	—	—	—	—	11	—	11
Net income	—	—	—	—	—	—	3,817	3,817

Balance as of December 31, 2010	1	—	303,815,518	972	467	148	8,028	9,615
Share-based compensation expense	—	—	—	—	286	—	—	286
Exercise of share options	—	—	3,083,212	1	230	—	—	231
Repurchase of share options	—	—	—	—	(8)	—	—	(8)
Class B shares conversion	—	—	—	(385)	385	—	—	—
Issuance of shares at IPO	—		16,940,000	7	11,396	—	—	11,403
Primary offering expenses	—	—	—	—	(27)	—	—	(27)
Foreign currency translation adjustment	—	—	—	—	—	1,680	—	1,680
Net income	—	—	—	—	—	—	5,773	5,773

Balance as of December 31, 2011	1	—	323,838,730	595	12,729	1,828	13,801	28,953
Share-based compensation expense	—	—	—	—	376	—	—	376
Share-based compensation tax benefits	—	—	—	—	2	—	—	2
Exercise of share options (Note 20)	—	—	3,921,352	1	359	—	—	360
Class B shares conversion	—	—	—	(151)	151	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(867)	—	(867)
Net income	—	—	—	—	—	—	8,223	8,223

Balance as of December 31, 2012	1	—	327,760,082	445	13,617	961	22,024	37,047

Balance as of December 31, 2012, $		—		14.7	448.3	31.6	725.1	1,219.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

  Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair values of share-based awards, financial instruments, intangible assets and goodwill, useful lives of property and equipment and intangible assets, income taxes, contingencies, accounts receivable allowance, and impairment assessments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Comparative Figures

        Reclassifications have been made to the prior period consolidated balance sheet to conform to the current period presentation. Balances and cash flows related to assets held for sale (Note 7) are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale and cash flows related to changes in assets held for sale and liabilities related to assets held for sale, respectively.

  Foreign Currency Translation

        The functional currency of the Company's parent company is the U.S. dollar. The functional currency of the Company's operating subsidiaries domiciled in Russia is the Russian ruble. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at weighted average rates of exchange. Translation gains and losses are recorded as currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income, net in the accompanying consolidated statements of income.

  Convenience Translation

        Translations of amounts from RUR into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUR 30.3727 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2012. No representation is made that the RUR amounts could have been, or could be, converted into U.S. dollars at such rate.

  Certain Risks and Concentrations

        The Company's revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in users' internet preferences or advertiser spending behavior could adversely affect the Company's financial position and results of operations.

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

        No individual customer or groups of affiliated customers represented more than 10% of the Company's revenues or accounts receivable in 2010, 2011, and 2012.

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents, term deposits and debt securities, including notes linked to the sovereign credit ratings of Germany and the Netherlands.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements.

        The Company's investment policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. To manage the risk exposure, the Company maintains its portfolio of investments in a variety of highly-rated debt instruments issued by financial institutions, term deposits and money market funds.

  Revenue Recognition

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

        Advertising sales commissions that are paid to agencies are accounted for as an offset to revenues and amounted to RUR 998, RUR 1,916 and RUR 2,631 ($86.6) in 2010, 2011 and 2012, respectively.

        In accordance with U.S. GAAP, the Company reports advertising revenue gross of fees paid to Yandex ad network members, because the Company is the primary obligor to its advertisers and retains collection risk. The Company records fees paid to ad network members as traffic acquisition costs, a component of cost of revenues.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Display Advertising

        The Company recognizes revenue from display advertising on its websites and on Yandex ad network member websites as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by users.

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

  Advertising and Promotional Expenses

        The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2010, 2011 and 2012, promotional and advertising expenses totaled approximately RUR 157, RUR 364 and RUR 900 ($29.6), respectively.

Government Funds Contributions

        The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a flat rate (26% in 2010 and 34% in 2011) of the annual compensation of each employee, not to exceed certain pre-determined amounts of compensation and a regressive rate (from 30% to 10% in 2012) based on the annual compensation of each employee. These contributions are expensed as incurred.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Share-Based Compensation

        The Company estimates the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton ("BSM") pricing model and recognizes the fair value on a straight-line basis over the requisite servicing period. The assumptions used in calculating the fair value of Share-Based Awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected pre-vesting award forfeiture rate, as well as the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognizes expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of the Company's Share-Based Awards that are granted and cancelled before vesting. If the Company's actual forfeiture rate is materially different from the Company's original estimate, the share-based compensation expense could be significantly different from what the Company has recorded in the current period. Changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation expense, as the effect of adjusting the forfeiture rate for all current and previously recognized expense for unvested awards is recognized in the period the forfeiture estimate is changed.

        The Company measures the fair value of restricted share units ("RSUs") on the fair market values of the underlying share on the dates of grant.

        Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award ("modification awards"). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever is higher for each reporting period.

        The Company uses the "with and without" approach in determining the order in which tax attributes are utilized. As a result, the Company only recognizes a tax benefit from share-based awards in additional paid-in capital, if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

  Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2010, 2011 and 2012 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's subsidiaries domiciled outside of Russia into Russian rubles.

        Accumulated other comprehensive income of RUR 1,828 as of December 31, 2011 and RUR 961 ($31.6) as of December 31, 2012 solely comprises cumulative foreign currency translation adjustments.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Term Deposits

        Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non-current term deposits if the original maturities are more than one year.

  Investments in Debt Securities

        As the Company has both the positive intent and the ability to hold debt securities to maturity, the Company's investments in debt securities are classified as held to maturity and are measured and presented at amortized cost, except for the capital protected index-linked note for which the host-contract is recorded at amortized cost and the embedded derivative component is recorded and presented at fair value. The interest related to investments in debt securities is reported as a part of interest income in the consolidated statements of income.

        The Company evaluates the investments periodically for possible other-than-temporary impairment. A decline of fair value below amortized costs of debt securities is considered an other-than-temporary impairment if the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in earnings. Regardless of the Company's intent or requirement to sell a debt security, an impairment is considered other-than-temporary if the Company does not expect to recover the entire amortized cost basis; in those instances, a credit loss equal to the difference between the present value of the cash flows expected to be collected based on credit risk and the amortized cost basis of the debt security is recognized in earnings. The Company has no current requirement or intent to sell its debt securities as of December 31, 2012. The Company expects to recover up to (or beyond) the initial cost of investment for securities held.

  Investments in Equity Securities

        Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the other income, net, line on the consolidated statements of income. Investments in the non-marketable stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in non-marketable equity securities on the consolidated balance sheets.

        The Company's marketable equity securities are classified as trading and are reported at fair value, with change in value recognized in net income.

        The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

  Accounts Receivable, Net

        Accounts receivable are stated at their net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable from customers and other receivables. The Company evaluates the collectability of its receivables based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company's future collections.

  Property and Equipment

        Property and equipment are recorded at cost and depreciated over their useful lives. All capital expenditures incurred before the property, plant and equipment are ready for their intended use are capitalized as assets not yet in use.

        Depreciation and amortization is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	3 years
Infrastructure systems	3 - 10 years
Office furniture and equipment	3 years
Buildings	10 - 20 years
Leasehold improvements	the shorter of 5 years or the remaining period of the lease term
Other equipment	3 - 5 years
Purchased technologies and licenses	the shorter of 5 years or the underlying license terms

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

        Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. The Company currently amortizes acquired intangible assets with definite lives using the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

straight-line method and estimated useful lives of assets ranging from 0.9 to 15.0 years, with a weighted-average life of 6.14 years:

Estimated useful lives
Software	1.1 - 7.1 years
Customer relationships	1.1 - 15.0 years
Contracts with suppliers	0.9 - 5.9 years
Patents and licenses	3.4 - 7.1 years
Non-compete agreements	1.1 - 2.0 years

  Impairment of Long-lived Assets

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

        The Company evaluates the carrying value of long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. When such a determination is made, management's estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

  Recently Adopted Accounting Pronouncements

        On January 1, 2012, the Company adopted the Financial Accounting Standards Board ("FASB") accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The adoption of this guidance did not have a significant impact on the Company's consolidated financial position, results of operations, cash flows, or disclosures.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Effect of Recently Issued Accounting Pronouncements

        In February 2013, the FASB issued accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. This guidance is effective January 1, 2013. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

3. NET INCOME PER SHARE

        Basic net income per Class A and Class B ordinary share for the years ended December 31, 2010, 2011 and 2012 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the "treasury stock" method.

        The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was antidilutive for the years ended December 31, 2010, 2011 and 2012, was 7,433,400, 1,128,660 and 1,139,956, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

        The components of basic and diluted net income per share were as follows:

	For the year ended December 31,
	2010		2011		2012
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	352	3,465	1,785	3,988	4,564	150.2	3,659	120.5
Reallocation of net income as a result of conversion of Class B to Class A shares	3,465	—	3,988	—	3,659	120.5	—	—
Reallocation of net income to Class B shares	—	4	—	(18)	—	—	22	0.7

Net income, allocated for diluted	3,817	3,469	5,773	3,970	8,223	270.7	3,681	121.2
Weighted average ordinary shares outstanding—basic	28,024,801	275,792,587	97,579,615	217,962,024	181,039,148	181,039,148	145,171,800	145,171,800
Dilutive effect of:
Conversion of Class B to Class A shares	275,792,587	—	217,962,024	—	145,171,800	145,171,800	—	—
Ordinary Share-Based Awards	4,763,212	4,620,555	12,613,448	7,683,679	9,479,648	9,479,648	5,129,207	5,129,207

Weighted average ordinary shares outstanding—diluted	308,580,600	280,413,142	328,155,087	225,645,703	335,690,596	335,690,596	150,301,007	150,301,007

Net income per share attributable to ordinary shareholders:
Basic	12.56	12.56	18.30	18.30	25,21	0.83	25.21	0.83

Diluted	12.37	12.37	17.59	17.59	24.50	0,81	24.50	0.81

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisition in 2012

  Seismotech

        In July 2012, the Company completed the acquisition of a 25% ownership interest in Seismotech LLC ("Seismotech"), a Russian-based geophysical data processing company, for RUR 27 ($0.9). The Company also has a 3-year option to buy another 25% interest in Seismotech at a fixed price that is accounted for at fair value (Notes 10 and 11). The Company exercises significant influence over Seismotech and accordingly accounts for this investment under the equity method.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

  Disposal in 2012

  Face.com

        In July 2012, the Company completed the sale of its ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd. ("Vizi Labs")) to a subsidiary of Facebook, Inc. ("Facebook") for cash consideration of RUR 174 ($5.7) and 142,479 shares of Facebook. A gain on sale in the amount of RUR 234 ($7.7) was recognized as other income, net.

  Acquisitions in 2011

  SPB

        In November 2011, the Company completed the acquisition of the SPB Software group ("SPB"), a mobile software developer offering a suite of mobile solutions including a mobile user interface engine for smartphones and tablets, in order to obtain a product development team and rights for technologies and software. The transaction included the acquisition of a 100% ownership in the three legal entities—SPB Software, Inc. (USA), SPB Software, Ltd. (Hong Kong), and SPB Software Co., Ltd (Thailand); as well as the acquisition of the business assets and employees of Phonesoft Consulting, Ltd. (Russia), for cash consideration of approximately $24.3 (RUR 745 at the exchange rate as of the acquisition date). An additional consideration is payable on the achievement of certain milestones and the continued employment of the former SPB shareholders on the first and the second anniversary of the closing of the transaction. The maximum aggregate amount of such consideration is $14.1 (RUR 433 at the exchange rate as of the acquisition date), $7.1 (RUR 216) of which was paid in November 2012. The Company has not recorded these contingent payments as purchase price consideration but instead records them as compensation expense on a straight-line basis as the former SPB shareholders complete their requisite service periods. The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

assumed. The following is the condensed balance sheet of SPB as of November 23, 2011, reflecting an allocation of the purchase price to the net assets acquired:

November 23, 2011
RUR
ASSETS:
Cash and cash equivalents	10
Current assets	16
Property and equipment	4
Intangible assets	390
Goodwill	470

Total assets	890

LIABILITIES:
Current liabilities	17
Non-current liabilities	81
Deferred tax liabilities	47

Net assets	745

Total purchase consideration	745

        The RUR 470 assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from integration of the Company's cloud services and technologies into SPB's mobile user interface engine. Of the RUR 390 assigned to intangible assets, approximately RUR 233 relates to software that will be amortized over a period of approximately 7.1 years. The remaining RUR 157 assigned to intangible assets represents patents (RUR 78), customer relationships (RUR 62) and non-compete agreements (RUR 17).

        The results of operations of SPB for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2010 and 2011. Accordingly, no pro forma financial information is presented. The results of operations of SPB did not have a material impact on the Company's results of operations for the year ended December 31, 2011.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

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

        The results of operations of GIS for the period prior to acquisition would not have had a material impact on the Company's results of operations for the year ended December 31, 2010. The results of operations of GIS did not have a material impact on the Company's results of operations for the year ended December 31, 2010.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

  Vizi Labs

        In August 2010, the Company completed the acquisition of an indirect 18.4% ownership interest in Vizi Labs, an Israel-based face recognition technology developer. The acquisition was made through the purchase of an 18.4% ownership interest in Vizi Lab's parent company, Vizi Labs Inc. (BVI), for cash consideration of approximately $3.0 (RUR 92 at the exchange rate as of the acquisition date). The Company sold its investment in Vizi Labs in July 2012 as described in the "Disposal in 2012" section above.

5. CASH AND CASH EQUIVALENTS, NON-CURRENT RESTRICTED CASH

        Cash and cash equivalents as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Cash	590	926	30.5
Cash equivalents:
Bank deposits	1,737	5,530	182.1
Investments in money market funds	3,603	969	31.9

Total cash and cash equivalents	5,930	7,425	244.5

        Non-current restricted cash as of December 31, 2011 and 2012 consisted of the cash reserved in a special escrow account to pay for the contingent consideration in relation to the acquisition of SPB Software group (Note 4).

6. ACCOUNTS RECEIVABLE, NET

        Accounts receivable as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Trade receivables	1,335	1,842	60.7
Allowance for doubtful accounts	(89)	(75)	(2.5)

Total accounts receivable, net	1,246	1,767	58.2

        Movements in the allowance for doubtful accounts are as follows:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Balance at the beginning of the period	40	64	89	2.9
Charges to expenses	24	25	17	0.6
Utilization	—	—	(31)	(1.0)

Balance at the end of the period	64	89	75	2.5

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. ASSETS HELD FOR SALE AND LIABILITIES RELATED TO ASSETS HELD FOR SALE

        In 2012, the Company approved and in September began actively implementing a plan to sell a majority interest in PS Yandex.Money LLC and its subsidiary NBCO Yandex.Money LLC (together, "Yandex.Money"). On December 19, 2012, the Company signed an agreement with OJSC Sberbank of Russia ("Sberbank") for the sale of a 75% less one ruble interest in the charter capital of Yandex.Money for RUR 1,822 ($60.0), with Yandex retaining a blocking interest (25% plus one ruble). The deal is expected to close in the first half of 2013.

        The Company intends to retain a non-controlling interest and significant influence over Yandex.Money's business as its electronic money system will continue to be one of the primary payment means for the Company's advertising services. Accordingly, Yandex.Money's results of operations are classified within continuing operations. Balances and cash flows related to assets held for sale are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale and cash flows related to changes in assets held for sale and liabilities related to assets held for sale, respectively.

        Yandex.Money's assets held for sale and liabilities related to assets held for sale as of December 31, 2011 and 2012 consisted of the following:

	December 31, 2011	December 31, 2012	December 31, 2012
	RUR	RUR	$
Assets held for sale
Cash and cash equivalents	392	1,164	38.3
Term deposits	490	150	4.9
Funds receivable, net	168	190	6.3
Goodwill	378	378	12.4
Other	120	142	4.7

Total assets held for sale	1,548	2,024	66.6

Liabilities related to assets held for sale
Funds payable and amounts due to customers	1,174	1,596	52.5
Other	22	23	0.8

Total liabilities related to assets held for sale	1,196	1,619	53.3

        Funds receivable and payable relate to online payments processing by Yandex.Money. When customers fund their Yandex.Money accounts using payment cards, bank accounts or a payment system, or initiate a payment transfer, there is a clearing period of some days before the cash is received by Yandex.Money or transferred to the bank. Yandex.Money holds customer balances as direct claims against Yandex.Money and includes such balances as cash and cash equivalents with an offsetting current liability in funds payable and amounts due to customers.

        In addition to Yandex.Money's assets and liabilities, assets held for sale as of December 31, 2011 and 2012 contained RUR 108 and nil, respectively, of server equipment held for sale.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

8. OTHER CURRENT AND NON-CURRENT ASSETS

        Other current assets as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Interest receivable	78	558	18.4
VAT reclaimable	348	502	16.5
Other receivables	21	85	2.8
Prepaid taxes	56	18	0.6
Inventory	3	8	0.3
Other	23	46	1.5

Total other current assets	529	1,217	40.1

        Other non-current assets as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Loans to employees	137	199	6.6
Other receivables	—	68	2.2
Marketable securities (Note 9)	—	39	1.3
Other	4	36	1.2

Total other non-current assets	141	342	11.3

9. INVESTMENTS IN DEBT AND EQUITY SECURITIES

        Investments in debt securities as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Capital protected index-linked note (Note 11)	2,546	2,378	78.3
Puttable floating-rate note	805	—	—
Credit-linked notes	3,382	2,430	80.0
Other	—	2	0.1

Total investments in debt securities	6,733	4,810	158.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. INVESTMENTS IN DEBT AND EQUITY SECURITIES (Continued)

        Investments in equity securities as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Blekko Inc.	483	456	15.0
Face.com Inc	86	—	—
Seismotech LLC (Note 4)	—	35	1.2
Other	—	9	0.3

Total investments in non-marketable equity securities	569	500	16.5

        Marketable securities of RUR76 ($2.5) and non-current marketable securities of RUR 39 ($1.3) as of December 31, 2012 are comprised of shares of Facebook received in connection to the sale of Face.com (Note 4). The non-current portion of marketable securities is presented within other non-current assets within the consolidated balance sheet.

10. DERIVATIVE FINANCIAL INSTRUMENTS

        The Company does not enter into derivative arrangements for hedging, trading or speculative purposes. However, some of the Company's contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. None of these derivatives are designated as hedging instruments.

        The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying consolidated statements of income as other income, net.

        The fair value of derivative instruments as of December 31, 2011 and 2012 is as follows:

	Balance Sheet Location	2011	2012	2012
		RUR	RUR	$
Derivative assets:
Foreign exchange contracts	Investments in debt securities	44	12	0.4
Equity purchase contracts	Investments in non-marketable equity securities	—	8	0.3

Total derivative assets		44	20	0.7

Derivative liabilities:
Foreign exchange contracts	Accounts payable and accrued liabilities	1	1	—
Foreign exchange contracts	Other accrued liabilities	59	49	1.6

Total derivative liabilities		60	50	1.6

        The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2010, 2011 and 2012 amounted to nil, gain of RUR 42 and loss of RUR 18 ($0.6) respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

          Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

          Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

          Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The fair value of financial assets and liabilities as of December 31, 2011 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total
	RUR	RUR	RUR
Assets
Cash equivalents:
Bank deposits(1)	—	1,737	1,737
Investments in money market funds	3,603	—	3,603
Term deposits, current	—	4,789	4,789
Term deposits, non-current	—	2,344	2,344
Restricted cash	454	—	454
Loans to employees	—	137	137
Capital protected index-linked note—host contract	—	2,502	2,502
Capital protected index-linked note—derivative(2)	—	44	44

	4,057	11,553	15,610

Liabilities
Derivative contracts(2)	—	60	60

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of financial assets and liabilities as of December 31, 2012 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUR	RUR	RUR	RUR	$
Assets
Cash equivalents:
Bank deposits(1)	—	5,530	—	5,530	182.1
Investments in money market funds	969	—	—	969	31.9
Term deposits, current	—	4,629	—	4,629	152.4
Term deposits, non-current	—	10,330	—	10,330	340.1
Marketable securities, current(2)	76	—	—	76	2.5
Marketable securities, non-current(2)	39	—	—	39	1.3
Restricted cash	214	—	—	214	7.0
Loans to employees	—	199	—	199	6.6
Derivative contracts (Notes 4, 10)(2)	—	—	8	8	0.3
Capital protected index-linked note—host contract (Note 9)	—	2,366	—	2,366	77.9
Capital protected index-linked note—derivative(2) (Note 9)	—	12	—	12	0.4

	1,298	23,066	8	24,372	802.5

Liabilities
Derivative contracts(2)	—	50	—	50	1.6

  (1)
  Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

  (2)
  Amounts are measured at fair value on a recurring basis.

        The fair values of the Company's Level 1 financial assets are based on quoted market prices of the identical underlying securities. The fair values of the Company's Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

        There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2010, 2011 and 2012.

        The total gains attributable to bank deposits and investments in money market funds amounted to RUR 156, RUR 204 and RUR 910 ($30.0) in 2010, 2011 and 2012, respectively. Such amounts are included in interest income in the consolidated statements of income.

        The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the years ended December 31, 2010, 2011 and 2012. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS (Continued)

        The Company measures the fair value of investments in debt instruments carried at amortized cost for disclosure purposes. The carrying amounts and fair values of debt securities as of December 31, 2011 and 2012 were as follows:

	2011		2012
	Carrying amount	Fair value	Carrying amount		Fair value
	RUR	RUR	RUR	$	RUR	$
Puttable floating-rate note	805	808	—	—	—	—
Credit-linked notes	3,382	3,328	2,430	80.0	2,404	79.2

Total	4,187	4,136	2,430	80.0	2,404	79.2

        The Company does not estimate the fair value of non-marketable equity investments carried at cost because it did not identify events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments. Furthermore, the Company believes it is not practicable to estimate the fair value of these equity investments since quoted market prices are not available and the cost of obtaining independent valuations appears excessive considering the materiality of the investments to the Company.

12. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2011 and 2012 consisted of the following:

	2011	2012	2012
	RUR	RUR	$
Servers and network equipment	5,774	7,517	247.5
Infrastructure systems	2,006	3,092	101.8
Land and buildings	404	823	27.1
Office furniture and equipment	564	731	24.1
Leasehold improvements	413	577	19.0
Other equipment	60	82	2.6
Assets not yet in use	1,149	568	18.7
Purchased technologies and licenses	904	1,598	52.6

Total	11,274	14,988	493.4
Less: accumulated depreciation and amortization	(4,358)	(6,893)	(226.9)

Total property and equipment, net	6,916	8,095	266.5

        Assets not yet in use primarily represent computer equipment and other assets under installation, including related prepayments, and comprise of the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 66 and RUR 26 ($0.9) are included in assets not yet in use as of December 31, 2011 and 2012, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

12. PROPERTY AND EQUIPMENT, NET (Continued)

        Depreciation expenses related to property and equipment, except for purchased technologies and licenses, for the years ended December 31, 2010, 2011 and 2012 amounted to RUR 1,030, RUR 1,620 and RUR 2,498 ($82.3), respectively. Amortization expenses related to purchased technologies and licenses for the years ended December 31, 2010, 2011 and 2012 amounted to RUR 117, RUR 206 and RUR 314 ($10.3), respectively.

        Estimated amortization expense over the next five years for purchased technologies and licenses included in property and equipment, net as of December 31, 2012 are as follows:

	RUR	$
For the year ending December 31, 2013	336	11.1
For the year ending December 31, 2014	262	8.6
For the year ending December 31, 2015	220	7.2
For the year ending December 31, 2016	159	5.2
For the year ending December 31, 2017	84	2.8
Thereafter	—	—

Total	1,061	34.9

13. INTANGIBLE ASSETS, NET

        Intangible assets, net of amortization, as of December 31, 2011 and 2012 consisted of the following intangible assets acquired as part of business combinations:

	2011			2012
	Cost	Less: Accumulated amortization	Net carrying value	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
	RUR	RUR	RUR	RUR	RUR	RUR	$
Software	297	(42)	255	283	(114)	169	5.6
Patents and licenses	165	(27)	138	161	(66)	95	3.1
Customer relationships	67	(3)	64	62	(13)	49	1.6
Contracts with suppliers	23	(17)	6	23	(19)	4	0.1
Non-compete agreements	18	—	18	17	(11)	6	0.2

Total intangible assets	570	(89)	481	546	(223)	323	10.6

        Amortization expenses of intangible assets for the years ended December 31, 2010, 2011 and 2012 were RUR 34, RUR 48 and RUR 139 ($4.6), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

13. INTANGIBLE ASSETS, NET (Continued)

        Estimated amortization expense over the next five years for intangible assets included in the accompanying consolidated balance sheet as of December 31, 2012 are as follows:

	RUR	$
For the year ending December 31, 2013	85	2.8
For the year ending December 31, 2014	46	1.5
For the year ending December 31, 2015	41	1.3
For the year ending December 31, 2016	41	1.3
For the year ending December 31, 2017	41	1.3
Thereafter	69	2.4

Total	323	10.6

14. GOODWILL

        In 2011, the Company acquired the SPB Software group (Note 4). This acquisition was accounted for under the acquisition method resulting in the recognition of RUR 470 of acquired goodwill. The changes in the carrying amount of goodwill are as follows:

	2011	2012	2012
	RUR	RUR	$
Balance at the beginning of the period	284	754	24.8
Goodwill acquired	470	—	—
Foreign currency translation adjustment	—	(4)	(0.1)

Balance at the end of the period	754	750	24.7

        The Company has not recorded any impairment on goodwill.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities as of December 31, 2011 and 2012 comprise the following:

	2011	2012	2012
	RUR	RUR	$
Trade accounts payable and accrued liabilities	1,462	2,081	68.5
Salary and other compensation expenses payable/accrued to employees	248	432	14.3

Total accounts payable and accrued liabilities	1,710	2,513	82.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. INCOME TAX

        Income taxes are computed in accordance with Russian Federation and Dutch tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for 2010-2012. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25.5% in 2010 and 25% in 2011 and 2012.

        Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so-called participation exemption, dividends distributed by the Company's Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

        Provision for income taxes for the years ended December 31, 2010, 2011 and 2012 consisted of the following:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Current provision for income tax—Russia	(1,170)	(1,689)	(2,281)	(75.1)
Current provision for income tax—other	(14)	(25)	2	0.1
Deferred income tax benefit—Russia	6	115	(58)	(1.9)
Deferred income tax (expense)/ benefit—other	(8)	54	(14)	(0.5)

Total provision for income taxes	(1,186)	(1,545)	(2,351)	(77.4)

        The components of net income before income taxes for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Net income before income taxes—Russia	5,274	7,713	11,350	373.7
Net income before income taxes—other	(271)	(395)	(776)	(25.6)

Total net income before income taxes	5,003	7,318	10,574	348.1

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. INCOME TAX (Continued)

The statutory Russian income tax rate reconciled to the Company's effective income tax rate is as follows for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Expected provision at Russian statutory income tax rate	1,001	1,464	2,115	69.6
Effect of:
Tax on dividends	94	—	13	0.4
Non-deductible share-based compensation	33	49	75	2.5
Other expenses not deductible for tax purposes	47	49	183	6.0
Difference in foreign tax rates	11	(15)	(39)	(1.2)
Effect of change in tax rate	4	(2)	4	0.1
Other permanent differences	26	—	—	—
Change in valuation allowance	(30)	—	—	—

Provision for income taxes	1,186	1,545	2,351	77.4

        As of December 31, 2011 and 2012, the Company included accruals for unrecognized income tax benefits totaling RUR 85 and RUR 25 ($0.8), respectively, as a component of other accrued liabilities and RUR 12 and nil, respectively, as a component of accounts payable and accrued liabilities. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. The changes in 2010, 2011 and 2012 include increases of RUR 2, RUR 15 and decrease of RUR 13 ($0.4), respectively, associated with interest and penalties. The interest and penalties recorded as a part of provision for income tax in 2010, 2011 and 2012 resulted in expense of RUR 2, nil and in benefit of RUR 13 ($0.4), respectively. The decrease in 2011 relates to settlement of the tax liability imposed based on the results of Yandex LLC tax audit for 2008 and 2009. The decrease in 2012 relates to a change in tax accounting method for software in SPB Software, Inc. (USA). The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

        The Company believes it is more likely than not that all recognized income tax benefits will be sustained upon examination. However, income tax benefits in the amount of RUR 3 ($0.1) have a reasonable possibility of successfully being challenged by the tax authorities. The Company does not believe that any of the recognized income tax benefits have a reasonable possibility of successfully being challenged by the tax authorities within twelve months of December 31, 2012.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. INCOME TAX (Continued)

        A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Balance at the beginning of the period	13	15	97	3.2
Increases/(decreases) related to prior years tax positions	2	89	(72)	(2.4)
Increases related to current year tax positions	—	—	2	0.1
Settlements	—	(10)	—	—
Foreign currency translation adjustment	—	3	(2)	(0.1)

Balance at the end of the period	15	97	25	0.8

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2011 and 2012:

	2011	2012	2012
	RUR	RUR	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	215	222	7.3
Net operating loss carryforward	27	271	8.9
Other	58	8	0.3

Total deferred tax asset	300	501	16.5
Deferred tax liability
Property and equipment	(123)	(325)	(10.7)
Intangible assets	(61)	(85)	(2.8)
Other	(7)	(51)	(1.7)

Total deferred tax liability	(191)	(461)	(15.2)
Net deferred tax asset/(liability)	109	40	1.3
Net deferred tax asset, current	296	456	15.0
Net deferred tax asset, non-current	2	35	1.2
Net deferred tax liability, current	—	(3)	(0.1)
Net deferred tax liability, non-current	(189)	(448)	(14.8)

        As of December 31, 2012, Yandex N.V. had net operating loss carryforwards ("NOLs") for Dutch income tax purposes of RUR 333 ($11.0). These NOLs expire in 2020 and 2021. As of December 31, 2012, a benefit of RUR 25 ($0.8) related to the Dutch NOLs described above and RUR 240 ($7.9) related to other tax effects would be recorded by the Company in additional paid-in capital if and when realized.

        The Company has not provided for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries because they are considered permanently reinvested outside of the Netherlands. As of December 31, 2012, the cumulative amount of unremitted earnings upon which dividend withholding

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. INCOME TAX (Continued)

taxes have not been provided is approximately RUR 22,538 ($742.0). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUR 1,127 ($37.1).

        The tax years 2010 - 2012 remain open for examination by the Russian tax authorities with respect to Yandex LLC. The tax years ended December 31, 2008 - 2012 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

17. COMMITMENTS AND CONTINGENCIES

  Lease and Other Commitments

        In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease.

        As of December 31, 2012, future minimum lease payments due under this lease and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	10-year Moscow lease	Other leases	Total	Total
	RUR	RUR	RUR	$
2013	787	626	1,413	46.5
2014	1,014	446	1,460	48.1
2015	1,042	235	1,277	42.0
2016	1,071	131	1,202	39.6
2017 and thereafter	1,746	23	1,769	58.2

Total	5,660	1,461	7,121	234.4

        For the purposes of the disclosure above, the Company assumed the full 10-year period of the lease and no changes in the rented space or rental price.

        For the years ended December 31, 2010, 2011 and 2012, rent expenses under operating leases totaled approximately RUR 809, RUR 1,199 and RUR 1,656 ($54.5), respectively.

        Additionally, the Company has entered into purchase commitments in excess of one year for other goods and services, which total RUR 211 ($6.9) in 2013, RUR 186 ($6.1) in 2014, RUR 136 ($4.5) in 2015, RUR 119 ($3.9) in 2016, RUR 118 ($3.9) in 2017, and RUR 84 ($2.8) thereafter.

  Copyright Infringement Claims

        In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement. The Company believes that the Company's liability, if any, in all such pending litigation, other legal proceedings or other matters will

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

not have a material effect upon its financial condition, results of operations or the liquidity of the Company.

  Environment and Current Economic Situation

        Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. Laws and regulations affecting businesses continue to change rapidly and tax and regulatory frameworks are subject to varying interpretations.

        In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUR 20 ($0.7) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 16). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUR 3 ($0.1) and interest of RUR 2 ($0.1). As of December 31, 2012, except for the income tax contingencies described above, the Company accrued RUR 25 ($0.8) for contingencies related to non-income taxes.

        The future economic direction of Russia is heavily influenced by the fiscal and monetary policies adopted by the government, together with developments in the legal, regulatory, and political environment.

        Because Russia produces and exports large volumes of oil and gas, the Russian economy is particularly sensitive to the price of oil and gas on the world market.

18. DIVIDENDS

        When and if the Company declares and pays dividends, it pays them in U.S. dollars. There were no dividends declared in 2011 and 2012. On July 26, 2010, the Company's Board approved the payment of an interim dividend in the amount of $30.0 (RUR 911 at the exchange rate as of the approval date) that was paid in full in the third quarter of 2010.

19. SHARE CAPITAL

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

19. SHARE CAPITAL (Continued)

  •
  Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.

  •
  Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to €0.01 per share in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by Yandex Conversion Foundation (Stichting Yandex Conversion). Yandex Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. Yandex Conversion Foundation is managed by a board of directors appointed by the Company.

        On September 21, 2009, the Company issued a Priority Share to Sberbank. The holder of the Priority Share has the right to veto the accumulation of stakes in the Company in excess of 25% by a single entity, a group of related parties or parties acting in concert. The holder of the Priority Share does not have any rights to influence operating decisions of the Company nor is it entitled to a seat on the Company's Board. Transfer of the Priority Share requires the approval of the Board. The Priority Share has been purchased by Sberbank at its par value of €1 and is entitled to a normal pro rata dividend distribution.

        The Company's articles of association authorize a special class of preference shares as a form of an anti-takeover defense. The Company's Board has the irrevocable authority for a period of five years to issue preference shares and grant rights to subscribe for preference shares up to the Company's authorized share capital from time to time. This authority may be renewed by a resolution of the general meeting of shareholders for a subsequent period of up to five years. The preference shares, if issued, would be entitled to receive preferential dividends at a rate of 12-month EURIBOR plus 200 basis points on the amount paid thereon, prior and in preference to distributions in respect of ordinary shares. No preference shares have been issued.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

19. SHARE CAPITAL (Continued)

        The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2011			December 31, 2012
	Shares	EUR	RUR	Shares	EUR	RUR
Authorized:	4,549,827,751			4,318,989,446
Priority share	1			1
Preference shares	2,000,000,001			2,000,000,001
Class A ordinary shares	2,000,000,000			2,000,000,000
Class B ordinary shares	273,764,304			159,494,722
Class C ordinary shares	276,063,445			159,494,722
Issued and fully paid:	432,981,653	€27.9	995	355,732,713	€17.0	547
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	159,217,348	1.6	66	202,318,864	2.0	83
Class B ordinary shares	164,621,382	16.5	531	125,441,218	12.5	362
Class C ordinary shares	109,142,922	9.8	399	27,972,630	2.5	102

        Treasury Class C shares are not disclosed as such due to the technical nature of this class of shares.

20. SHARE-BASED COMPENSATION

  Employee Equity Incentive Plan

        The Company has granted Share-Based Awards to employees and consultants of the Company pursuant to its Employee Share Option Plan (the "2001 Plan") and the Third Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan").

        On January 29, 2001, the Supervisory Board of Yandex Technologies Ltd. ("YTL"), the former parent of the Company, approved the 2001 Plan, which provided for the issuance of up to 36,909,292 options to employees of the Company to purchase ordinary shares in YTL. On February 7, 2007, the Company's Board adopted the 2007 Plan and subsequently amended it on October 11, 2007, October 14, 2008, November 10, 2011, and February 10, 2012. A share option issued under the 2007 Plan entitles the holder to purchase an ordinary share at a specified exercise price. Share appreciation rights ("SARs") issued under the 2007 Plan entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the 2007 Plan entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. The 2007 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 10% of the issued share capital of the Company. In connection with a capital restructuring, all outstanding share options granted to eligible employees under the 2001 Plan were cancelled and replaced with new grants of options under the 2007 Plan. The Company recorded no

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

20. SHARE-BASED COMPENSATION (Continued)

additional compensation cost as a result of this cancellation and replacement because the terms of the replacement awards are substantially the same.

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

        In October 2012, the Company offered non-executive employees of the Company an opportunity to exchange their SARs and options for RSUs based on an exchange ratio of 2:1. The replacement RSUs have the same vesting schedule as the existing SARs or existing options. A total of 692,855 awards were exchanged in connection with this offer.

        The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made in the years ending December 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Dividend yield	—	—	—
Expected annual volatility	62%	65%	54%
Risk-free interest rate	4.00%	1.6%	0.78%
Expected life of the awards (years)	6.08 - 6.12	6.12 - 6.17	5.51 - 7.02
Weighted-average grant date fair value of awards (per share)	$4.04	$12.82	$10.13

        The Company used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

  •
  Expected forfeitures.  This assumption is estimated using historical trends of the number of awards forfeited prior to vesting and adjusted as appropriate for exceptional circumstances. Historically, as the Company typically only granted Share-Based Awards to senior employees who had been with the Company for at least one year, and the turnover rate for such employees was minimal, the Company estimated expected forfeitures to be insignificant. In 2012, as less senior employees

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

20. SHARE-BASED COMPENSATION (Continued)

    began to be involved in the program, the Company calculated the forfeiture rate by reference to the historical employee turnover rate.

  •
  Expected volatility.  Because the Company's ordinary shares were not publicly traded prior to May 2011, expected volatility was previously estimated based on an analysis of the historical stock price volatility of comparable public companies for a preceding period equal to the expected term of the award grant being valued. For 2012 grants, the Company started to use historical volatility of the Company's own shares.

  •
  Expected term.  The expected term of awards granted has been calculated following the "simplified" method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

  •
  Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. In the past, the Company has declared and paid dividends, including with respect to the year ended December 31, 2010. The Company did not declare any dividends with respect to 2011 or 2012. Currently, the Company does not have any plans to pay dividends in the near term. When the Company declared dividends in 2010, it followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2010, 2011 and 2012.

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

  •
  Risk-free interest rate.  Prior to May 2011, to estimate the risk-free rate, the Company used the implied yield currently available on Russian Eurobonds with a remaining term equal to the expected term of the Share-Based Award grant being valued. For periods after May 2011, the Company used the risk-free interest rates based on the US Treasury yield curve in effect at the grant date.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

20. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes awards activity for the Company under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share
Outstanding as of January 1, 2012	14,346,268	$4.19	797,660	$20.80	—	—

Granted	—	—	820,000	20.08	1,922,028	—
Exercised	(3,903,880)	3.03	—	—	(1,562)	—
Forfeited	(258,126)	8.92	(58,540)	20.99	(48,763)	—
Cancelled	(50,491)	25.00	(657,855)	20.70	—	—

Outstanding as of December 31, 2012	10,133,771	$4.42	901,265	$20.21	1,871,703	—

        The following table summarizes information about outstanding and exercisable awards under the 2007 Plan as of December 31, 2012:

		Awards Outstanding			Awards Exercisable
Exercise Price ($)	Type of award	Number outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	Option	1,205,000	2.50	$25.0	1,205,000	2.50	$25.0
2.16	Option	1,441,655	3.55	27.9	1,441,655	3.55	27.9
2.74	Option	1,201,502	4.42	22.6	1,201,502	4.42	22.6
3.40	Option	846,315	5.09	15.3	846,315	5.09	15.3
3.43	Option	630,244	6.32	11.4	548,682	6.32	9.9
3.51	Option	1,245,425	6.86	22.5	873,175	6.86	15.7
4.16	Option	1,310,773	7.43	22.8	660,273	7.43	11.5
8.77	Option	2,084,857	7.85	26.6	955,607	7.85	12.2
25.00	Option	168,000	8.40	—	63,000	8.40	—

Total Options		10,133,771	5.70	174.1	7,795,209	5.15	140.1
16.95	SARs	9,375	8.97	—	2,344	8.97	—
18.44	SARs	—	—	—	—	—	—
19.00	SARs	370,000	9.57	0.9	—	—	—
20.99	SARs	101,890	8.92	0.1	25,473	8.92	—
21.05	SARs	400,000	9.88	0.2	—	—	—
23.19	SARs	20,000	9.18	—	—	—	—

Total SARs		901,265	9.62	1.2	27,817	8.92	—
nil	RSUs	1,871,703	9.54	40.3	83,351	8.89	1.8

Total		12,906,739	6.53	$215.6	7,906,377	5.20	$141.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

20. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested share awards under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2012	4,544,699	4.20	797,660	12.33	—	—

Granted	—	—	820,000	10.26	1,922,028	19.09
Vested	(1,923,950)	3.70	(27,816)	12.24	(84,913)	16.08
Forfeited	(258,126)	5.41	(58,540)	12.45	(48,763)	18.94
Cancelled	(24,062)	15.14	(657,855)	12.28	—	—

Non-vested as of December 31, 2012	2,338,561	4.37	873,449	10.43	1,788,352	19.23

        At December 31, 2012, there was RUR 1,425 ($46.9) of unamortized share-based compensation expense related to unvested share options, RSUs and SARs which is expected to be recognized over a weighted average period of 3.06 years. The Company expects that all but an insignificant portion of options and SARs outstanding will vest and therefore has not applied a forfeiture rate in estimating the total awards expected to vest. The Company expects 1,585,684 out of 1,788,352 RSUs to vest after December 31, 2012. To the extent the actual forfeiture rate is different from the Company's estimate, share-based compensation related to these awards will be different from our expectations.

  Ex-Plan Restricted Shares

        At December 31, 2012, there was nil of unamortized share-based compensation expense related to unvested restricted shares. The Company expects that all 11,424 restricted shares outstanding with a weighted average grant date fair value of $3.40 will not vest as they are subject to repurchase.

  Ex-Plan Options

        In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling"). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A shares.

        The following table summarizes activity for these ex-plan options:

	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2011	289,600	€0.01

Exercised	(15,910)	0.01

Outstanding as of December 31, 2012	273,690	€0.01

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

20. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested ex-plan share options:

	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2011	189,000	$3.42

Vested	(36,400)	3.42

Non-vested as of December 31, 2012	152,600	$3.42

        As of December 31, 2012, these ex-plan options have a remaining contractual life of 6.37 years; 273,690 outstanding ex-plan options have an intrinsic value of RUR 179 ($5.9); 121,090 exercisable ex-plan options have an intrinsic value of RUR 79 ($2.6).

        At December 31, 2012, there was no unamortized share-based compensation expense related to unvested ex-plan options.

  Ex-plan RSUs

        In November 2011, the Company acquired SPB Software Group (Note 4) and subsequently granted 25,000 RSUs to some of the former SPB Software employees. Although these RSUs were granted ex-plan, they have the same vesting provisions as Share-Based Awards granted under the 2007 Plan. As of December 31, 2012, these ex-plan RSUs had a remaining contractual life of 8.97 years; 23,125 of these RSUs had an intrinsic value of RUR 15 ($0.5); 6,250 exercisable ex-plan RSUs had an intrinsic value of RUR 4 ($0.1). These RSUs had a grant date fair value of $16.94 per share, resulting in unamortized share-based compensation expense of RUR 9 ($0.3) that is expected to be recognized over a period of 3.00 years.

  Phantom Share Units

        In May 2011, the Company granted ex-plan to all of its employees 77,230 phantom share units vesting in full in December 2011. The award was fully exercised and settled in cash in December 2011. The Company recognized share-based compensation expense of RUR 43, related to this grant.

  Share-Based Compensation Expense

        The Company recognized share-based compensation expense of RUR 160, RUR 329 and RUR 376 ($12.4) for the years ended December 31, 2010, 2011 and 2012, respectively. The Company recognized nil, 27 and RUR 4 ($0.1) in related tax benefits for the years ended December 31, 2010, 2011 and 2012, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

21. INFORMATION ABOUT REVENUES & GEOGRAPHIC AREAS

        The Company's revenues consist of the following:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	9,454	14,590	20,610	678.6
Yandex ad network websites	1,506	2,922	4,898	161.2

Total text-based advertising	10,960	17,512	25,508	839.8
Display advertising	1,229	2,096	2,592	85.4

Total advertising revenue	12,189	19,608	28,100	925.2
Online payment commissions	263	383	552	18.1
Other revenues	48	42	115	3.8

Total revenues	12,500	20,033	28,767	947.1

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

        Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2010	2011	2012	2012
	RUR	RUR	RUR	$
Revenues:
Russia	12,211	19,352	27,300	898.8
Rest of the world	289	681	1,467	48.3

Total revenues	12,500	20,033	28,767	947.1

Long-lived assets, net:
Russia	3,516	6,963	8,447	278.1
US	1	1,413	1,043	34.3
Rest of the world	92	395	408	13.5

Total long-lived assets, net	3,609	8,771	9,898	325.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in millions of Russian rubles and U.S. dollars, except share and per share data)

22. RELATED-PARTY TRANSACTIONS

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

23. SUBSEQUENT EVENTS

        In January and March 2013, the Company granted an aggregate of 76,180 RSUs and 50,000 SARs at a measurement price of $23.29 per share pursuant to the 2007 Plan to its employees.

        Shareholders party to the registration rights agreement described above (Note 22) have, in accordance with their rights under that agreement, requested that the Company prepare and file a registration statement on Form F-3 under the Securities Act to permit them to publicly sell certain Class A shares they hold in the Company. On March 7, 2013, the Board of Directors of the Company approved the filing of such registration statement and the Company expects the filing to occur on or about March 11, 2013.

        On March 7, 2013, the Board of Directors of the Company also authorized the Company to repurchase on the open market up to 12,000,000 of its Class A shares.

PART III.

Item 18.    Financial Statements.

        See the financial statements beginning on page F-1.

Item 19.    Exhibits.

Exhibit Number	Description of Document
1.2	Articles of Association of the Registrant amended as of May 21, 2012.
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
8.1	Principal subsidiaries
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm
101
The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012, (ii) Consolidated Statements of Income for the Years Ended December 31, 2010, 2011 and 2012, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012, (v) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2010, 2011 and 2012, and (vi) Notes to Consolidated Financial Statements*

*
To be filed by amendment.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ ARKADY VOLOZH
	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: March 11, 2013