Form 20-F/A
period 2012-12-31
Yandex N.V.
filed 2013-04-09
CIK 1513845

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Amendment No. 1)

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

             Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

             Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

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
In addition, we had 27,972,630 Class C shares outstanding as of December 31, 2012. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares, and are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as the votes by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

 EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on March 11, 2012 (the "2012 Form 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 "Exhibits" and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

        Other than as expressly set forth above, this Amendment No. 1 to the 2012 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

 PART III.

Item 19.    Exhibits.

Exhibit Number	Description of Document
101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012, (ii) Consolidated Statements of Income for the Years Ended December 31, 2010, 2011 and 2012, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012, (v) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2010, 2011 and 2012, and (vi) Notes to Consolidated Financial Statements*

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

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

YANDEX N.V.
By:	/s/ ALEXANDER SHULGIN
	Name:	Alexander Shulgin
	Title:	Chief Financial Officer

Date: April 9, 2013

QuickLinks

EXPLANATORY NOTE
PART III.
  Item 19. Exhibits.
SIGNATURES