Form 20-F/A
period 2012-12-31
Yandex N.V.
filed 2013-10-18
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 2)

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

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-35173

YANDEX N.V.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name in English)

The Netherlands
(Jurisdiction of incorporation or organization)

Laan Copes van Cattenburch 52 The Hague, the Netherlands 2585 GB
(Address of principal executive offices)

Arkady Volozh, Chief Executive Officer Laan Copes van Cattenburch 52 The Hague, the Netherlands 2585 GB Telephone: +31-70-356-2237 Facsimile: +31-70-356-1126 Email: askIR@yandex-team.ru
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Registrant’s telephone number, including area code: +31-70-345-4700

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.(1)

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

Yes  ☐ No  ☒

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Yes  ☐ No  ☐

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2013 (the “2012 Form 20-F”), is being filed solely for the purposes of refiling Exhibits 12.1 and 12.2.  The Exhibits 12.1 and 12.2 filed with this Amendment No. 2 to the 2012 Form 20-F will replace the Exhibits 12.1 and 12.2 originally filed with the 2012 Form 20-F.

Other than as expressly set forth above, this Amendment No. 2 to the 2012 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

Item 19.  Exhibits.

Exhibit Number	Description of Document

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report on its behalf.

YANDEX N.V.
	By:	/S/ ALEXANDER SHULGIN
		Name:	Alexander Shulgin
		Title:	Chief Financial Officer

Date: October 18, 2013