Form 20-F
period 2013-12-31
Yandex N.V.
filed 2014-04-04
CIK 1513845

Use these links to rapidly review the document

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Schiphol Boulevard 165
Schiphol P7 1118 BG, The Netherlands
(Address of principal executive offices)

Arkady Volozh, Chief Executive Officer
Schiphol Boulevard 165
Schiphol 1118 BG, The Netherlands
Telephone: +31 20-206-6970
Facsimile: +31 20-446-6372
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

Title of each class	Number of shares outstanding
Class A	256,998,308
Class B	72,923,447

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

             Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

             Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

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
BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

             Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

(1)
In addition, we had 23,110,819 Class C shares issued and fully paid as of December 31, 2013. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

        This Annual Report includes market data reported by comScore (February 2014), Liveinternet.ru (March 2014), Public Opinion Foundation of Russia (FOM) (January 2014), ZenithOptimedia (December 2012), Russian Association of Communications Agencies (AKAR) (February 2014), InternetWorldStats (June 2013), and the Russian Federal State Statistics Service (Rosstat) (January 2014). Our search market share in Turkey is based on comScore of qSearch data (January 2014).

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

        The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under Part I, Item 3.D. "Risk Factors" and elsewhere in this Annual Report.

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

 PART I.

Item 3.    Key Information.

A.    Selected Consolidated Financial and Statistical Data

        The selected consolidated statements of income data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2011 and consolidated statements of income data for the years ended December 31, 2009 and 2010 are derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our unaudited consolidated balance sheet as represented for the reclassification of Yandex.Money's balances into assets held for sale and liabilities related to assets held for sale to reflect current period presentation. When we represented the consolidated balance sheets as of December 31, 2009 and 2010, we did not have them re-audited.

        Ruble amounts have been translated into U.S. dollars at a rate of RUR 32.7292 to $1.00, the official exchange rate quoted as of December 31, 2013 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On March 31, 2014, the exchange rate was RUR 35.6871 to $1.00. See "Risk Factors—Fluctuations in currency exchange rates, particularly depreciation of the Russian ruble, may materially adversely affect our business, financial condition and results of operations."

        The following selected consolidated financial data should be read in conjunction with our "Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. Our financial statements are prepared in accordance with U.S. GAAP. These historic financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUR	RUR	RUR	RUR	RUR	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	8,729	12,500	20,033	28,767	39,502	1,206.9
Operating costs and expenses:
Cost of revenues(1)	2,086	2,585	4,707	7,188	10,606	324.1
Product development(1)	1,619	2,073	3,124	4,274	5,827	178.0
Sales, general and administrative(1)	1,474	1,838	3,294	4,900	6,537	199.7
Depreciation and amortization	912	1,181	1,874	2,951	3,695	112.9

Total operating costs and expenses	6,091	7,677	12,999	19,313	26,665	814.7
Income from operations	2,638	4,823	7,034	9,454	12,837	392.2
Interest income	67	156	222	1,002	1,717	52.5
Other (expense)/income, net(2)	(23)	24	62	118	2,159	65.9

Net income before income taxes	2,682	5,003	7,318	10,574	16,713	510.6
Provision for income taxes	672	1,186	1,545	2,351	3,239	98.9

Net income	2,010	3,817	5,773	8,223	13,474	411.7

Net income per Class A and Class B share:
Basic	6.63	12.56	18.30	25.21	41.25	1.26

Diluted	6.52	12.37	17.59	24.50	40.27	1.23

Weighted average number of Class A and Class B shares outstanding:
Basic	303,109,083	303,817,388	315,541,639	326,210,948	326,657,778	326,657,778
Diluted	308,156,196	308,580,600	328,155,087	335,690,596	334,571,212	334,571,212

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2009	2010	2011	2012	2013
	RUR	RUR	RUR	RUR	RUR	$
Cost of revenues	10	16	26	33	61	1.9
Product development	60	87	153	221	435	13.3
Sales, general and administrative	139	57	150	122	258	7.9
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

  dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. For example, in 2013, other income includes RUR 127 million of foreign exchange gains arising from the appreciation of the U.S. dollar compared to the Russian ruble in that year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by this appreciation, it resulted in an upward re-valuation of the ruble equivalent of these U.S. dollar-denominated monetary assets. Similarly, in periods where the U.S. dollar depreciates compared to the Russian ruble, we incur foreign exchange losses resulting from the downward revaluation of these assets. Other income also includes other non-operating gains and losses. In 2013, other income included a RUR 2,035 million gain from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank.

	As of December 31,
	2009	2010	2011	2012	2013
	RUR	RUR	RUR	RUR	RUR	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	2,199	3,025	5,930	7,425	33,394	1,020.3
Term deposits (current and non-current)	1,882	3,289	7,133	14,959	15,180	463.8
Total assets	8,446	12,617	34,076	44,285	71,311	2,178.8
Total current liabilities	1,853	2,937	4,711	6,682	6,915	211.3
Total non-current liabilities(2)	57	65	412	556	17,799	543.8
Total shareholders' equity	6,536	9,615	28,953	37,047	46,597	1,423.7

(1)
Prior periods have been reclassified to reflect current period presentation. Balances related to assets held for sale (note 4) are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale.

(2)
The total non-current liabilities as of December 31, 2013, mainly result from the convertible bond offering. Please refer to note 11 to our consolidated financial statements.

Exchange Rate Information

        Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUR to U.S. dollars and from U.S. dollars to RUR in this Annual Report were made at a rate of RUR 32.7292 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013. On March 31, 2014, the exchange rate was RUR 35.6871 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

        The following table presents information on the exchange rates between RUR and the U.S. dollar for the periods indicated as quoted by the Central Bank of the Russian Federation:

	RUR per U.S. dollar
Period	Period-end	Average	Low	High
2009	30.24	31.72	36.43	28.67
2010	30.48	30.37	31.78	28.93
2011	32.20	29.39	32.68	27.26
2012	30.37	31.09	34.04	28.95
2013	32.73	31.85	33.47	29.93
October 2013	32.06	32.06	32.48	31.66
November 2013	33.19	32.65	33.19	32.08
December 2013	32.73	32.89	33.26	32.63
January 2014	35.24	33.46	35.24	32.66
February 2014	36.05	35.23	36.05	34.60
March 2014	35.69	36.21	36.65	35.45

        See "Risk Factors—Fluctuation in currency exchange rates, particularly depreciation of the Russian ruble, may materially adversely affect our business, financial condition and results of operations" for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

B.    Risk Factors

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

        We face strong competition in various aspects of our business from global and Russian companies that provide internet search and other online services and content. Currently, we consider our principal competitors to be Google and Mail.ru.

        Of the large global internet companies, we consider Google to be our principal competitor in the market for internet search, and for text-based advertising, online advertising network, advertising intermediary services, distribution arrangements and other services. Google's share of the Russian search market, based on search traffic generated, was 27.2% for February 2014 and 26.2% for the full year 2013, compared with our market share of 61.9% and 61.8%, respectively, according to Liveinternet.ru. Google launched its Russian-language search engine in 2001, and opened its first office in Russia and introduced Russian-language morphology-based search capabilities in 2006. It conducts extensive online and offline advertising campaigns in Russia. In recent periods, Google has also aggressively marketed its Chrome browser in Russia, and has taken steps to attempt to ensure that its search engine is the default search function on its browser, which has created increased competition. In addition, with Android, its popular mobile platform, Google may exert significant influence over the increasingly important market for mobile and location-based search and advertising, including through its global arrangements with manufacturers of mobile devices and network operators to preinstall on an exclusive basis a set of Google's mobile applications. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition from the Russian and international websites of Microsoft and Yahoo!

        On the domestic level, our principal competitor is Mail.ru. Although we power paid search on Mail.ru properties, we also compete with Mail.ru in the market for display advertising and other services. Mail.ru offers a wide range of internet services, including the most popular Russian web mail service, and many other services that are comparable to ours. Mail.ru's search market share was 8.5% and 8.6% in the full years 2012 and 2013 respectively. We also compete with Russian online advertising networks, such as Begun, which direct advertising to a number of popular Russian websites.

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

        In the past three years, we generated on average more than 97% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. During the 2008/2009 global economic crisis, total advertising spending in Russia declined by 28% in ruble terms, from 2008 to 2009, while the growth in online advertising expenditures slowed , according to AKAR. The table below provides annual online and total advertising expenditures in Russia from 2009 to 2013:

	2009		2010		2011	2012	2013
	(RUR in billion)
Online advertising expenditures	19.1		26.7		41.8	56.3	71.7
Total advertising expenditures	215.0	*	250.0	*	263.4	297.8	327.8

*
AKAR's revised estimates of the advertising expenditures for historical periods.

        Although forecasts for online advertising spending in Russia indicate sustained annual growth through 2015, we anticipate that the rate of such growth will decelerate. Any decreases in or delays in online advertising spending due to economic conditions, or otherwise, would materially adversely impact our business, financial condition and results of operations.

Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

        We generate almost all our revenues from the sale of online advertising in Russia. The level of spending on advertising in Russia remains relatively low compared to that in more developed countries, and the use of the internet as a marketing channel is at a relatively early stage. The internet and broadband penetration rates in Russia are also relatively low compared to those in more developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Although advertisers are becoming more familiar with online advertising over recent years, some of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may be less inclined to consider the internet effective in promoting their products and services compared with traditional media.

        Any decline in the appeal of the internet generally in Russia or the other countries in which we operate, including potential decline caused by increasing governmental regulation of the internet, whether as a result of the growth in popularity of other forms of media, a decline in the attractiveness of the internet as an advertising medium or any other factor, could have a material adverse effect on our business, financial condition and results of operations.

More people are using mobile and other devices, rather than personal computers, to access the internet and search for information. If we are not successful in offering and monetizing popular search and other services on these mobile devices, our business, financial condition and results of operations could be adversely affected.

        The number of people who access the internet through mobile devices rather than desktop and laptop personal computers, including mobile phones, smartphones, handheld computers such as netbooks and tablets, as well as through video game consoles, and television set-top devices, has increased significantly in the past few years. The lower resolution, functionality, and memory associated with mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services developed for these devices may not be compelling to users, manufacturers or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. Some manufacturers may also elect not to include our products on their devices. In addition, search queries are increasingly being undertaken via "apps" tailored to particular devices or social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services. In 2014, we released Yandex.Kit, a firmware for mobile devices on Android operating system, containing a user interface and selection of Yandex's applications and services to be pre-installed on mobile devices by manufacturers.

        We expect to continue to devote significant resources to the creation, support and maintenance of mobile products and services. If we are unable to attract and retain a substantial number of device manufacturers, distributors and users to our products and services, or if we are slow to develop products and technologies that are more compatible with such devices and platforms, we will fail to capture the opportunities available as consumers and advertisers transition to a dynamic, multi-screen environment. Furthermore, given the importance of distribution and application pre-installation arrangements with the most popular device manufacturers for successful operation of our business, failure to reach such arrangements may adversely affect our business, financial condition and results of operations.

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

        If we are unable to continue to develop and provide our users with quality, up-to-date services, and to appropriately time them with market opportunities, or if we are unable to maintain the quality of such services, our user base may not grow, or may decline. Further, if we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may not grow or may decline.

        If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners, both of which could adversely affect our business, financial condition and results of operations.

Distribution arrangements with third parties are an important avenue for expanding our user base, and any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.

        To expand our user base and increase traffic to our sites and mobile applications, we enter into arrangements with leading software companies for the distribution of our technology. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. In addition, several mobile device manufacturers include Yandex as the default search engine on certain models of handsets in Russia. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements.

        Our largest distribution partners in 2012 were Opera and Mozilla (which offers the Firefox browser). In July 2012, Mozilla switched to a different default search provider in its new version of the Firefox browser in Russia, although we continued to share revenues with respect to users of the previous version of the Firefox browser. During 2012, we entered into a multi-year extension of our distribution agreement with Opera, which remained our most important distribution partner in 2013. If we are unable to continue our arrangement with Opera, or enter into comparable arrangements with new distribution partners, this would likely have a negative effect on our search market share over time.

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

        The effectiveness of text-based advertising as a medium has contributed to the rapid growth of our business since our inception. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in the number of internet users in Russia as overall internet penetration increases.

        Other factors which may cause our operating margin to fluctuate or decline are:

  •
  the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. As our Yandex ad network grows, our operating margin generally declines because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites. We concluded an agreement with Mail.ru in July 2013 pursuant to which we power paid search on Mail.ru. Although this arrangement resulted in an increase in the aggregate share of text-based advertising that we serve in Russia, it exerted downward pressure on our margins. The margin we earn on revenue generated from the Yandex ad network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites;

  •
  increased depreciation and amortization expense related to recent capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;

  •
  relatively higher spending on advertising and marketing to further enhance our brand and promote our services in Russia, to build brand awareness in Turkey and to respond to competitive pressures, if these efforts do not drive revenue growth in the manner we anticipate;

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

        As internet usage has spread in Russia, the rate of growth has been declining. The number of users increased by 17% from fall 2010 to fall 2011, 12% from fall 2011 to fall 2012, and 9% from fall 2012 to fall 2013, according to the Public Opinion Foundation of Russia, or FOM. As our core market matures, we will need to further exploit new business models, such as e-commerce, or expand in new geographic markets in order to continue to grow our revenues. Our efforts in this regard may not be successful, which would adversely affect our business, financial condition and results of operations.

We rely on our Yandex ad network partners for a material portion of our revenues and benefit from our relationships with them. If we lose these partners, or the quality of these partners decreases, it would adversely affect our business, financial condition and results of operations.

        Revenues from advertising on our ad network partner websites represented 20.3% of our advertising revenues in 2013, compared with 17.4% in 2012. This increase reflects in part the impact of our agreement to power paid search results on Mail.ru, which we entered into in July 2013. We consider our ad partner network to be critical to the future growth of our business. Our agreements with our network partners, other than the agreement with Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor's advertising services, our revenues would decline.

        Many of our key network partners operate high-profile websites, and we derive tangible and intangible benefits from this affiliation, such as increased user numbers, extended brand awareness and greater audience reach for our advertisers. If our agreements with any of these partners are terminated or not renewed and we do not replace those agreements with comparable agreements, our business, financial condition and results of operations would be adversely affected.

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

        We believe that the brand identity that we have developed through the strength of our technology and our user focus has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. Maintaining and enhancing our brand will depend largely on our ability to continue to be a technology leader and a provider of high-quality, reliable services, which we may not continue to do successfully.

        In July 2013, we sold to Sberbank a 75 percent (less one ruble) interest in our Yandex.Money business and entered into a joint venture arrangement with Sberbank in respect of the operation of the Yandex.Money business, which continues to operate under the Yandex.Money brand. Although we have sought to implement appropriate controls and protections, as the minority partner in this joint venture we may have limited ability to ensure that the business is always operated in a manner that is consistent with the broader Yandex brand.

        If we or our joint venture partner fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations would be materially adversely affected.

We spend significant resources expanding and enhancing our service offerings, and if these new or enhanced services are not widely adopted by users, our business, financial condition and results of operations could be adversely affected.

        We continuously work to develop new and enhanced services to broaden and improve the overall quality of our service offerings. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, can be significant. For instance, we incurred considerable development and marketing expenses in connection with launching our Yandex browser in the second half of 2012. Our Yandex browser has been gaining market share and, in February 2014, had a 6.8% visitors share of the browser market in Russia, according to Liveinternet.ru. There is strong competition in the browser market and we cannot guarantee that our browser's market share will continue to grow or maintain its current position. If our new or enhanced services are not widely adopted by users, our business, financial condition and results of operations could be adversely affected.

If we fail to manage effectively the growth of our operations, our business, financial condition and results of operations could be adversely affected.

        We have experienced, and continue to experience, continuous growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we seek to achieve. If we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

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

        Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plan, we cannot guarantee that we will be able to retain our key employees. A number of our senior employees exercised share options in connection with our initial public offering and made significant gains, while a significant portion of our outstanding equity awards held by key employees have become, or will soon become, substantially vested. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests, especially if our shares have significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel should leave our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

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

        We have limited experience with operations outside Russia and in 2013 derived only approximately 7% of our revenues from advertisers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues in the new geography. For example, in 2011 we launched operations in Turkey. In January 2014, our share of the internet search market in Turkey was 4% according to comScore qSearch and we have generated only nominal revenues there. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

  •
  challenges caused by distance, language and cultural differences;

  •
  managing our relationships with local partners should we choose to adopt a joint venture approach in our international expansion efforts;

  •
  credit risk and higher levels of payment fraud in certain countries;

  •
  pressure on our operating margins as we invest to support our expansion;

  •
  currency exchange rate fluctuations and our ability to manage our currency exposure;

  •
  foreign exchange controls that might prevent us from repatriating cash earned in certain countries;

  •
  legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for services and content;

  •
  adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an arbitrary manner;

  •
  potentially adverse tax consequences;

  •
  deleterious changes in political environment; and

  •
  higher costs and greater management time associated with doing business internationally.

        In addition, compliance with complex and potentially conflicting foreign and Russian laws and regulations that apply to our international operations may increase our cost of doing business and may interfere with our ability to offer, or prevent us from offering, our services in one or more countries. These numerous laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, sanctions, internal and disclosure control rules, data protection, data retention, privacy and filtering requirements, labor relations laws, U.S. laws, such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations may result in fines; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot assure you that our employees, contractors or agents will not violate our policies. Any such violations may result in prohibitions on our ability to offer our services in one or more countries, and may also materially adversely affect our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, financial condition and results of operations.

Fluctuations in currency exchange rates, particularly depreciation of the Russian ruble, may materially adversely affect our business, financial condition and results of operations.

        The Russian ruble has experienced significant fluctuations against foreign currencies, including the U.S. dollar, in recent years and, in particular, the Russian ruble has declined materially against the U.S. dollar in recent months. In 2013, the Russian ruble depreciated against the U.S. dollar by approximately 8%, and was on average 2% lower than the average value of the Russian ruble compared to the U.S. dollar during 2012. The currency exchange rate as of December 31, 2013 was RUR 32.7292 to $1.00 and, as of March 31, 2014, the value of the Russian ruble as compared to the U.S. dollar had declined to RUR 35.6871 to $1.00. Although our revenues and expenses are both primarily denominated in Russian rubles, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, are imported and can therefore be materially affected by changes in the U.S. dollar to Russian ruble exchange rate. If the Russian ruble were to experience a prolonged and significant decline against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

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

  •
  the proportion of our revenues generated on our websites relative to those generated through the Yandex ad network or through distribution partners, as a result of the revenue-sharing arrangements we enter into and the overall volume of advertising we provide to our partners; and

  •
  the legal framework applicable to regulation of online businesses in Russia and globally.

Due to the seasonal nature of advertising spending, future results of operations may fluctuate from period to period and from quarter to quarter, which may cause our share price to decline.

        Advertising spending and user traffic tend to be seasonal, with internet usage, online spending and traffic historically slowing down during January, May and June and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied upon as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates and may fall below market expectations in a given period, which may cause our share price to decline.

Index spammers could harm the integrity of our search results, which may damage our reputation, cause our users to be dissatisfied with our services and adversely affect our business, financial condition and results of operations.

        So-called "index spammers" seek to develop ways to manipulate internet search results. For example, because our search technology ranks a webpage's relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. Although we constantly innovate to develop our search technologies to direct users to relevant information, we may be unable to counter such disruptive activity. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by malicious applications that interfere with or exploit security flaws in our services.

        Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our users' internet experience, including hijacking queries to our search engine, altering or replacing Yandex search results, or otherwise disrupting our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex.

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

        We are exposed to the risk of fraudulent and invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to access the underlying content, including clicks resulting from click fraud. Click fraud usually occurs when an automated script or computer program is used to imitate a legitimate web browser user clicking on an ad. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent click fraud and filter out fraudulent clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for clicks that are later attributed to click fraud. If we are unable to stop these invalid clicks, these credits to our advertisers may increase. If we find new evidence of past invalid clicks, we may retroactively issue credits to advertisers of amounts previously paid to our network partners. This negatively affects our profitability, and these invalid clicks may harm our brand.

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

        If social networks or software providers take steps to prevent their content or documents in their formats from being searchable, such content would not be included in our search results even if the content was directly relevant to a search request. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites or documents in their format and provide links thereto in our search results. If these parties also compete with us in the search business, they may give their search technology a preferential ability to search their content or documents in their proprietary format. Any of these results could adversely affect our brand, business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

        We rely on a combination of trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Historically, we did not seek patent protection for the intellectual property we have developed. In 2012, we established our patent department, which is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions. To date, we have filed several dozen patent applications and industrial designs, some of which have already resulted in issued patents.

        The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

        With respect to any intellectual property rights claim, we may have to pay damages or compensation and/or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, and may significantly increase our operating expenses. We may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. If we cannot license or develop technology for any potentially infringing aspects of our business, we may be forced to limit our service offerings and may be unable to compete effectively. We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend and if lost by us could adversely affect our business, financial condition and results of operation.

        The software, databases, algorithms, images as well as patentable results and trade secrets (know-how) that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor's agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright, related rights as well as rights to file patent applications with respect to such products, and have the intellectual property rights to their further use and disposal subject to compliance with certain requirements set in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. We may not prevail in any such action and any successful claim could adversely affect our business, financial condition and results of operation. Although the exact amount of compensation is not currently regulated by Russian law, the Russian government has previously proposed establishing a de minimis amount of required compensation for works and patentable results created by employees, which, if adopted, may affect the amount and structure of payments to our employees.

We may be held liable for information or content displayed on, retrieved by or linked to our websites, or distributed by our users, or we may be required to block certain content, which could harm our reputation and business.

        The law and enforcement practice relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and certain other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services such as email, chat rooms, hypertext links to third-party websites, or video, image and file storage services, including if appropriate licenses and/or rights holder's consents have not been obtained. For example, we have previously been involved in litigation regarding alleged copyright infringement in the United States. We are also regularly required to remove content uploaded by users on grounds of alleged copyright infringement, and from time to time we receive requests from individuals who do not want their names or websites to appear in our search results. Third parties may also seek to assert claims against us alleging unfair competition, data misappropriation, violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. If any of these complaints results in liability to us, the judgment or settlement could potentially be costly, encourage similar lawsuits, and harm our reputation and possibly our business.

        The governments of the countries in which we operate are increasingly developing legislation aimed at regulation of the internet. For example, in August 2013, new amendments to Russian laws, including to the Russian Civil Code, came into effect aimed at the enhancement of intellectual property rights enforcement on the internet. Certain amendments to the Russian Civil Code aimed at information intermediaries liability regime regulation may be construed to establish liability for actions not previously actionable, such as linking to allegedly infringing materials. Also, in March 2014, the Russian government passed new amendments to the Russian Civil Code which introduced strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. New legislation and regulations, such as these, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit.

        A further set of laws in Russia introduced a system of information and website blocking measures both to protect copyright owners of motion pictures and TV series and to prevent dissemination of certain types of illegal information, such as child pornography, content encouraging suicides, drug use and information on minors hurt by illegal actions. The regulations generally require notification to be sent by governmental authorities to the administrator of the website or hosting provider requesting that they take down the allegedly infringing or illegal information prior to blocking the Internet Protocol address of the website. However, legislation whereunder blocking of alleged extremist information may be performed by governmental authorities prior to any notification is also currently in effect and being enforced by such authorities. The categories of information subject to the law may also be expanded. Based on these considerations and the uncertainties in application of these laws, we may be subject to arbitrary blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations.

        Also, in February 2014, the Turkish government amended the law governing relations in the internet and expanded liability and requirements for internet service providers which may impact our operations in Turkey. In particular, the amended law increases the period of time within which internet service providers have to retain traffic information, expanded the obligation of internet service providers to respond to information requests from government officials and created new grounds for taking down content and blocking of websites on the internet. Based on the amended law, the Turkish government will adopt subordinate regulations which may have further negative impact on our services and operations in Turkey.

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

        Furthermore, we use cookies and other wide-spread technologies that assist us in improving the user experience and personalization of our products and services and ultimately benefit both our users and advertisers to the extent that we use a certain part of this collected information for behavioral targeting of the advertising. There is no clarity as to whether our practices are compliant with the requirements of applicable data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices.

        Additionally, as our business grows in foreign jurisdictions beyond Russia and our services are offered to foreign users, we may encounter increased pressure from foreign state authorities with respect to production of information related to the users in circumvention of the international legal framework in that area. Any non-compliance with such requests may lead to liability and other adverse consequences.

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

        With some of the most highly visited websites in Russia, we deliver a growing number of services and page views to an increasing number of users. In addition, the services we offer have expanded and changed significantly and are expected to continue to do so in the future to accommodate bandwidth-

intensive technologies and means of content delivery, such as interactive multimedia and video. Our future success will depend on our ability to adapt to rapidly changing technologies, to adjust our services to evolving industry standards and to maintain the performance and reliability of our services. Rapid increases in the levels or types of use of our online services could result in delays or interruptions in our services.

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

        Although we have implemented network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyber-attacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers, which we maintain ourselves, are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, which could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

        From time to time, we have experienced power outages that have interrupted access to our services and impacted the functioning of our internal systems. Although we have installed back-up generators, these may not operate properly through a major sustained power outage or their fuel supply could be inadequate. Any unscheduled interruption in our service places a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may be insufficient to reduce the frequency or duration of unscheduled downtime.

        In addition to physical damage and power outages, our systems are also vulnerable to human error. For example, in August 2011 we experienced a network outage resulting from human error, which resulted in more than two hours of system down time and which had a temporary negative effect on our search market share. We experienced two shorter periods of downtime in September 2012 and September 2013 due to coding errors, which had less serious impacts on our search share. Although we test updates before implementation, errors made by our employees in maintaining or expanding our systems may damage our brand and materially adversely affect our business, financial condition and results of operations.

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

We may seek to acquire complementary businesses, teams and technologies in the future, and may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy. Acquisition of new businesses may also lead to increased legal risks and other negative consequences which could have an adverse effect on our business, financial condition and results of operations.

        We have limited experience with acquisitions, and the acquisitions we have made to date have been relatively small. For example, in October 2013 we completed the acquisition of KinoPoisk LLC, the largest and, we believe, most comprehensive Russian language website dedicated to movies, television programs and celebrities. In March 2014 we completed the acquisition of KitLocate Ltd. the developer of an energy efficient geolocation technology for mobile devices. We continue to evaluate selected potential acquisitions and, from time to time, may engage in discussions regarding potential acquisitions. Any of these transactions may be material to our business, financial condition and results of operations. The acquisition and integration of new businesses or technologies pose significant risks to our existing operations, including:

  •
  additional demands placed on our management, who are also responsible for managing our existing operations;

  •
  increased overall operating complexity of our business, requiring greater personnel and other resources;

  •
  difficulties in expanding beyond our core expertise;

  •
  significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses; and

  •
  legal risks (including potential claims of the counterparty or of third parties), which may result from our lack of expertise in the field of the target's business, an incomplete or improper due diligence, misrepresentations on the part of counterparties, and/or other causes.

        The integration of new businesses may be difficult for a variety of reasons, including differing cultures or management styles, poor financial records or internal controls on the part of the acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes in respect of under-performing assets.

        Moreover, our growth may suffer if we fail to identify suitable acquisition targets or are outbid by competing bidders. As a NASDAQ-listed company, we are subject to securities laws and regulations that, in certain circumstances, require that we file with the SEC audited historical financial statements for businesses we acquire that exceed certain materiality thresholds. Given financial reporting practices in Russia and other countries in which we operate, such financial statements and documented systems of internal controls over financial reporting are often not readily available or not capable of being audited to the standards required by U.S. securities regulations. As a result, we may be prevented from or delayed in pursuing acquisition opportunities that our competitors and other financial and strategic investors are able to pursue, which may limit our ability to implement our growth strategy.

If we are unable to license, acquire or create compelling content at reasonable costs, the number of users of our services may not grow as anticipated or may decline, which would adversely affect our business, financial condition and results of operations.

        Our future success depends in part upon our ability to offer compelling content. We license from third parties much of the content of our services, such as news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers this would likely result in a loss of user traffic. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations.

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

Our Yandex.Money joint venture may be used for fraudulent, illegal or improper purposes, which could materially adversely affect our brand, reputation, business, financial condition and results of operations.

        The electronic payments system of our Yandex.Money joint venture with Sberbank is susceptible to fraud and to potentially illegal or improper uses, and we have on occasion identified or been informed of such uses in the past. These may include:

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

  •
  child pornography or trafficking; and

  •
  other illegal or improper purposes.

        Our ability to control the day-to-day operations of Yandex.Money following completion of the joint venture transaction in July 2013 is more limited than was the case while we were the sole owner of this business. If Yandex.Money is unable to prevent, detect or otherwise adequately address fraud or other improper uses of its services, users may lose confidence in the integrity and security of its services, which may result in a reduction in the number of users and transactions. Any negative publicity associated with the Yandex name in connection with such activities, including criminal proceedings against a user who conducts illegal activities using its services, could result in damage to our brand or reputation. If we are unable to manage these risks, our brand, reputation, business, financial condition and results of operations could be materially adversely affected.

Failure to maintain effective customer service may result in customer complaints and negative publicity and may adversely affect our business, financial condition and results of operations.

        Customer complaints or negative publicity about our services or those offered by us or our Yandex.Money joint venture with Sberbank, or breaches of customers' privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint venture and damage relations with them. Alternately, should breaches of customers' privacy or of security measures occur, we could be subject to investigations and claims from the governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of our Yandex.Money joint venture. Any inability by us or our Yandex.Money joint venture to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. If we or Yandex.Money fail to maintain effective customer service, our reputation may suffer and we may lose our customers' confidence, which may adversely affect our business, financial condition and results of operations.

The inherent limitations of the available data regarding internet usage and online advertising may make it difficult to assess our markets and our market position.

        We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates, regarding internet usage and penetration and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Ukraine, Kazakhstan, and Belarus are generally less consistent and reliable due to more limited measurement methods in those countries.

Risks Related to Doing Business and Investing in Russia and Other Countries in which We Operate

The current geopolitical conflict in Ukraine and other civil or military conflicts, or material disruptions in the political relations between Russia and the other countries of the CIS, may adversely affect the Russian economy and the value of investments in Russia, and could harm our business, financial conditions and results of operations.

        Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflict between Russia and other countries of the CIS, and in regions of the Russian Federation. For example, significant tensions are currently ongoing between Russia and Ukraine, where a powerful civil unrest has been gaining momentum since November 2013 and eventually resulted in the ousting of the Ukrainian President in February 2014. In response, on March 14, 2014 the Russian President requested that the upper chamber of the Russian Parliament grant permission for Russia to use military force in Ukraine. The stated goal of such military force is to protect the interests of the sizeable Russian populace of Ukraine and, in particular, that of Crimea, Ukraine's militarily sensitive and ethnically Russian southern province. On March 16, 2014, a referendum held in Crimea resulted in a vote for the region to secede from Ukraine and accede to Russia, and on March 18, 2014, Russia officially annexed the region.

        Significant tensions currently exist between Russia and the West, including the United States and the European Union, as a result of actions related to the Ukrainian crisis. As of March 21, 2014, both the United States and the European Union had imposed sanctions on certain Russian government officials, arms sector figures, others deemed to be working on behalf of senior Russian officials, and, in the case of the United States sanctions, one Russian financial institution. These sanctions include banning visas and freezing their assets. There is still significant uncertainty regarding the extent or timing of any further political or economic sanctions, or the ultimate outcome of the Ukrainian crisis.

        Political and economic sanctions may affect the ability of our international customers to operate in Russia, which would negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations outside of Russia. We are domiciled in the Netherlands, while our wholly-owned primary operating subsidiary is organized under the laws of the Russian Federation. In 2013, we collected 7% of our revenues from outside of Russia and we are in the process of constructing a data center in Finland.

        Political, civil or military conflicts between Russia and other countries could also negatively affect economies in the region, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region's economic and political stability and in Russian investments generally. Along with potential official government sanctions on Russia, U.S. and foreign investors may be pressured to reduce or withdraw their investments in Russia. Such circumstances may result in trading volatility, reduced liquidity and significant declines in the price of listed securities of companies with significant operations in Russia, including our Class A shares.

Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.

        Emerging markets such as Russia are subject to greater risks than more developed markets, including in some cases, financial, economic, legal and political risks. Such risks or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current circumstances involving Ukraine may have deleterious macroeconomic and other effects on the regions in which we operate, including, among other things, increased volatility in currency values and a weaker overall business environment. In addition, such circumstances may harm or encourage volatility in our share price and in equity markets in general. These emerging market and economies are also subject to rapid change. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any crises in Russia or other emerging markets in which we operate.

Economic crises may materially adversely affect our business, financial condition and results of operations.

        The Russian economy was adversely affected by the global financial and economic crisis that began in the second half of 2008. The total spending on media advertising in Russia decreased by 43% in dollar terms and 27% in ruble terms in 2009 compared to 2008, according to AKAR. Although economic conditions have improved, the medium-term outlook is unsettled and we cannot assure you that the recovery of the economy in Russia and the other countries in which we operate will be sustained. Moreover, any renewed deterioration of the international economic situation would likely negatively impact the economies in the countries in which we operate and, as a result, adversely affect the profitability of our business.

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

        The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the annual inflation rate in Russia was 6.1% in 2011, 6.6% in 2012, and 6.5% in 2013, as measured by the consumer price index. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and these increases in cost could negatively impact our operating margin.

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

  •
  inadequate court system resources;

  •
  rapid or unexpected changes in the legislative framework;

  •
  a high degree of discretion on the part of the judiciary and governmental authorities; and

  •
  poorly developed bankruptcy procedures that are not infrequently abused.

        Furthermore, a range of civil legislation in Russia is currently under review or has recently been adopted. In 2013, several laws were adopted to amend the Russian Civil Code, specifically related to (i) the principle of good faith (which was not previously clearly provided by the Russian Civil Code); (ii) certain aspects of invalidity of transactions; (iii) real estate; (iv) the formalization of a power of attorney; (v) conflicts of laws rules; (vi) pledging of rights and assets and (vii) certain other matters. Other amendments were adopted with regard to intellectual property regulations, including regulation of use of intellectual property rights in the internet and regulation of patents. Such amendments may significantly affect existing business practices and result in additional legal risks related to compliance with newly adopted civil legislation.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent court decisions, except in Russia within certain limited authority of the Higher Arbitrazh Court that issued rulings and guidelines that were binding on lower courts. However, the current status of rulings and guidelines of the Higher Arbitrazh Court is unclear due to recent overall reform and reorganization of Russian judicial system brought about by amendments to the Russian Constitution and legislation in 2014. In accordance with such amendments the Higher Arbitrazh Court should be liquidated in mid-2014. All cases within the jurisdiction of the Higher Arbitrazh Court will be transferred to the Supreme Court of Russia. The Supreme Court of Russia, which through a separate division will handle commercial disputes after the judicial reorganization, and the entire system of courts of common jurisdiction, are known to be more rigid and conservative than the system of arbitrazh courts. This may result in reconsideration of the previous practices and rulings favorable to business activity (including abovementioned rulings and guidelines issued by the Higher Arbitrazh Court) and a significant change of the judicial climate in Russia.

        Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. Enforcement of Russian court rulings as well as recognition and enforcement of foreign state court awards may prove to be substantially problematic. All of these factors make judicial decisions difficult to predict and effective protection of rights and interests uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

        In other countries in which we operate, limited and inconsistent enforcement with respect to certain laws and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may result in our being subject to unpredictable fines or requirements, affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on our Class A shares and our business, financial condition and results of operations. The fact that we are a high-profile company may heighten this risk. See "—Businesses in Russia, especially high-profile companies, may be subject to aggressive or arbitrary application of contradictory or ambiguous laws or regulations, or to politically motivated actions, which could materially adversely affect our business, financial condition and results of operation" and—"We face similar risks in other countries."

The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is undeveloped, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business.

        Although we believe that we currently have all material licenses and permits required to conduct our business, court interpretations and the applicability of Russian commercial legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations. For example, we could fall within the following regulations that require receipt of licenses/permits or compliance with certain mandatory procedures:

  •
  Currently, Russian law requires the receipt of a "telematics" license by a company if it provides services for a fee by means of telecommunications services. We do not charge for the internet services we provide to our users and therefore believe we are not required to hold a telematics license; we do, however, generate revenue from ads directed to our users. It is possible that a Russian court or a government agency may construe our advertising revenue as an indirect "fee" and determine that we are required to hold a telematics license. Additionally, as we may further develop certain user services that would be provided for a fee in the future, we cannot assure you that such services, if developed, would not trigger the licensing requirements referenced above.

  •
  Russian law requires that "mass media" businesses be registered with the applicable governmental authority. Although Russian law does not specifically include internet enterprises in the list of mass media businesses, several internet businesses that publish news have been required to obtain an electronic mass media registration. Our principal operating subsidiary, which operates our search and most of our other user services and online properties, does not hold a mass media registration. In November 2011, a legislative amendment was implemented, permitting electronic network publications (websites) to register on a voluntary basis as mass media under the procedures established by the law. We have determined that we are not required to register as a mass media business; however, we cannot assure you that we will not be required to register as a mass media business in the future, especially if the current law changes. Obtaining and maintaining such registration may be burdensome, time-consuming and costly, and may adversely affect our business, financial conditions and results of operations.

  •
  Businesses that use certain encryption technologies in their products and services may be required to obtain a license from the Russian Federal Security Service unless they are covered by the exemptions set out in the licensing regulation approved by the government of the Russian Federation. We are using certain standard encryption protection measures in some of our services such as Yandex.Mail, and although we believe that such use of encryption is excluded from these licensing requirements, we cannot assure that the regulator may not take a different view.

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

        Collection and handling of personal data by any entity or person in Russia is subject to certain requirements and restrictions, including obtaining written consent from the relevant individual and using technical and encryption means for the protection of personal data. In addition, subject to several exemptions, a notification must be made to the appropriate Russian governmental body, Roscomnadzor, to process personal data. We do not collect or perform any operations on our users' personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Due to the absence of established court practice and official guidelines on the application of exemptions, however, we cannot assure you that the regulator may not take a view that we nevertheless have to file a notification or comply with other requirements. If we are ultimately required to file such a notification or otherwise are determined to be subject to the rules regarding the collection and handling of personal data, we may be required to use special technical facilities and equipment and to adopt extensive internal compliance rules for the protection of personal data, which may adversely affect our ability to flexibly manage our business or make it more costly to do so.

        Due to the nature of services we offer and the fact that we have presence in a number of countries, we may be subjected to personal data laws of other jurisdictions, especially laws regulating to cross-border transfer of personal data.

We may be subject to data retention regulations, requiring us to collect, store and produce to the state authorities certain types of data related to activity of our users, which may require us to acquire additional storage and make amendments to the services and products to implement the requirements.

        A bill has been recently introduced to the State Duma of Russia which will require, if adopted and signed into law, internet service providers and website owners to retain broad range of data relating to and generated by the users (including potentially their stored or even deleted data and contents of all the communications) of our services for a period of six months and provide such data to security and investigation authorities at their request. While the final requirements which will be introduced by the law and subordinate regulations are unclear, compliance with such requirements may require significant expenditures by us such as potentially large expenditures on additional data centers, servers and other infrastructure or software development.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.

        Russian law prohibits the sale and advertising of certain products, such as illegal drugs. In addition, advertising for certain regulated products and services may only be conducted by, or on behalf of, advertisers who possess the licenses, approvals and certificates required to market and sell such products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers. Furthermore, a July 2012 amendment to Russian advertising legislation outlawed advertising of alcohol on the internet as well as in periodicals. Similar regulations were adopted in November 2013 with respect to the advertising of cigarettes, tobacco products and smoking accessories. In early 2014, new regulations were also adopted to limit or in certain cases even to prohibit advertising of medical services. Further amendments in this regard are still widely discussed, what may lead to certain changes in current approach. The application of these laws to parties, such as Yandex, that merely serve or distribute such ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

        The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted, to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and therefore our revenues.

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

        The Russian anti-monopoly legislation uses a criterion of a dominant market position and contains certain guidelines and restrictions for companies deemed to be dominant in the market. We believe that the anti-monopoly authorities have not to date addressed internet advertising in Russia to any significant extent; however, an antitrust authority official recently expressed the intention of the regulators to perform an analysis of the business of social networks in 2013 and 2014, which potentially could include scrutiny of the overall online advertising market. If, and when they do so, Russian authorities may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate, which could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as abuse of a dominant market position. As a general rule, actions or omissions of a dominant company are prohibited if they lead or may lead to prevention, restriction or elimination of competition or infringement of third parties' interests, resulting in the imposition of disadvantageous contractual terms to the counterparty or terms not related to the subject of the contract; fixing different prices on the same commodity, where it is not economically or technologically justifiable; creating discriminatory conditions; or other consequences. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

Businesses in Russia, especially high-profile companies, may be subject to aggressive, arbitrary, contradictory or ambiguous laws or regulations, or to politically motivated actions, which could materially adversely affect our business, financial condition and results of operations.

        Many commercial laws and regulations in Russia are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a tendency to follow a very formal approach in certain cases and are entrusted with a high degree of discretion in Russia and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, administrative investigations and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

        The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws, or interpretations of widely used practices in specific cases as impermissible. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company's stock price. In 2013, stock prices of a Russian bank which is focused on distance banking services and company offering instant payment services dropped sharply after the news about possible introduction of new laws which could impact their operations. Government officials may apply contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia.

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

        The Russian Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" (the "Strategic Companies Law") restricts foreign ownership of companies involved in certain strategically important activities in Russia. The relevant activities are listed in the Strategic Companies Law and include activities connected with the use of encryption technologies that are subject to licensing. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but a draft amendment currently under consideration by the Russian State Duma, if adopted, would include certain internet companies that have large audiences within the scope of this law.

        The Strategic Companies Law requires the prior approval of a Russian Governmental Commission chaired by the Prime Minister of Russia or post-transaction notification to the Russian Federal Antimonopoly Service (as the case may be) when obtaining control over a strategically important company. For example, under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company or other ability to block decisions of the management bodies of a strategically important company by a foreign state, international organization or entity controlled by a foreign government, or international organization, or the direct or indirect acquisition of more than 50% of the voting power of such a company by any foreign investor or any of its controlled companies, requires the prior approval of the Russian Governmental Commission chaired by the Prime Minister. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void. If it is impossible to apply the consequences of invalidity to a void transaction, the state court may upon the lawsuit of the Russian Federal Antimonopoly Service adopt a decision:

  •
  depriving the foreign investor of its right to vote at the shareholders' (participant's) meeting of a strategically important company; or

  •
  invalidating the decisions of the management bodies of a strategically important company adopted after the establishment of control in breach of the Strategic Companies Law.

        Post-transaction notification to the Russian Federal Antimonopoly Service is required in the case of acquisition of 5% or more of the shares of a strategically important company. In addition, foreign investors or their group companies that are controlled by a foreign state or international organization are prohibited from owning more than 50% of the voting power of a strategically important company.

        We believe that our Yandex.Money joint venture is covered by the Strategic Companies Law due to the fact that PS Yandex.Money LLC currently holds encryption licenses which fall within the scope of the Strategic Companies Law. Since the conclusion of our joint venture in respect of the Yandex.Money business in July 2013 following the sale by Yandex N.V. to Sberbank of 75% (less one ruble) of the total participation interest in PS Yandex.Money LLC , we believe that the applicable restrictions in respect of private non-Russian persons no longer apply to Yandex N.V., but that the requirement to obtain prior approval from the Russian Government Commission chaired by the Russian Prime Minister continue to be applicable to non-Russian state, international organizations or entities controlled by a non-Russian government or international organization that would seek to acquire shares of Yandex N.V. or enter into an agreement that would establish direct or indirect control over Yandex N.V. and, therefore, trigger application of the Strategic Companies Law discussed above. There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex N.V. over PS Yandex.Money LLC, which would require the Russian Governmental Commission's preliminary consent for a broader number of transactions, including by private non-Russian persons.

        These restrictions on ownership of our shares would be in addition to the restrictions on ownership of our shares provided for in our articles of association. See "—Risks Related to Ownership of our Class A Shares—Our Board of Directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions," "—Risks Related to ownership of our Class A Shares—Anti-takeover provisions in our articles of association and the shareholders agreement among our principal shareholders may prevent or delay change-of-control transactions."

        Moreover, considering that Yandex N.V. holds 25% (plus one ruble) in PS Yandex.Money LLC, there is a risk that a change of control in respect of Yandex N.V. would still require preliminary consent of the Central Bank of Russia, as Yandex N.V. could be considered to indirectly hold more than 10% of the voting power of a non-banking credit organization.

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

        As a result, the banking sector remains subject to periodic instability. In 2013 the Central Bank of Russia conducted review of activities and operations of Russian banks, which in certain cases led to withdrawal of banking licenses. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Some of our counterparties provide limited transparency in their operations, which could subject us to greater scrutiny and potential claims from government authorities.

        We do business with a number of companies, especially small companies that do not always operate in a fully transparent manner and that may engage in aggressive or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have on occasion been approached by government authorities regarding potential tax claims or other compliance matters in connection with such transactions. As a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we had knowledge of or aided such practices even when we did not.

Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and results of operations.

        Russian tax, currency, and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. For example, recent legislative developments in transfer pricing rules and anti-offshore initiatives that were announced in December 2013 may be implemented in a way which is not in line with the framework of the international legislation developments in this area or our interpretation. Moreover, under the current conditions of weak economic growth and reduced tax revenue, the authorities are taking more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be put under question by the authorities. High-profile companies such as ours can be particularly vulnerable to such assertive position of the authorities.

        Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with the existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets.

        Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out. Tax audits are routinely undertaken at least every two years. A tax audit of our principal Russian subsidiary covering 2010, 2011 and 2012 commenced in June 2013 and is expected to be completed in 2014. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our business, financial condition and results of operation.

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

        Our Russian operating subsidiaries have paid dividends to our parent company in reliance on the provisions of the Netherlands-Russia tax treaty. Russian tax rules, however, are characterized by significant ambiguities and limited interpretive guidance and are subject to change, and we can provide no assurance that dividend withholding tax relief may not be challenged by the Russian tax authorities based on the grounds mentioned above. Furthermore, Russian tax rules regarding residency are currently under review and may change, thus triggering changes in taxation of dividends from our Russian subsidiaries to our parent company in the future.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

        Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. Our current policy is to retain earnings at the level of our principal subsidiary for investment in Russia, and we did not pay any inter-company dividends in 2011, 2012 or 2013.

        We currently deem any earnings to be permanently reinvested by our principal Russian operating subsidiary outside of the Netherlands and, accordingly, we have not recorded a deferred tax liability on these unremitted earnings. If circumstances change and we are unable to reinvest in that subsidiary's current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2013, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUR 35,708 million. The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUR 1,785 million as of December 31, 2013. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

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

We face similar risks in other countries.

        In addition to Russia, we currently have operations in other countries in the CIS, including Ukraine, Belarus and Kazakhstan. We may acquire or establish additional operations in additional countries of the CIS. We also have limited operations in countries outside CIS, including the US, the Netherlands, Switzerland, Turkey, Hong Kong and Finland. In certain respects, the risks inherent in transacting business in Russia or on an international scale, as set out above, also apply to our business or operations in these jurisdictions.

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

  •
  the operating and stock price performance of other companies that investors may deem comparable to us; or

  •
  general global or Russian economic conditions and slow or negative growth or forecast growth of related markets.

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

        This volatility may affect the price at which holders of Class A shares may sell such shares and the sale of substantial amounts of our Class A shares could adversely affect the price of our Class A shares.

The concentration of voting power with our principal shareholders, including our founders, directors and senior management, limit your ability to influence corporate matters.

        Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of March 14, 2014, our founders, directors and senior management (and their affiliates) together own 76.0% of our outstanding Class B shares and 2.2% of our outstanding Class A shares, representing in the aggregate 56.3% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 48.6% of our outstanding Class B shares representing 35.6% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founder, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. Because of this multiple class structure, these persons will continue to exert significant influence over all matters submitted to our shareholders for approval even if they come to own fewer than 50% of our outstanding shares by number.

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

        Our Class A shares are listed only in the United States on the NASDAQ Global Select Market. As a result, a holder of our Class A shares outside the United States may not be able to effect transactions in our Class A shares as readily as the holder may if our securities were listed on an exchange in that holder's home jurisdiction.

We rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder differ from the rights you would have as a shareholder of a domestic U.S. issuer.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. We follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

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

        Based on certain management estimates with respect to our gross income and average value of our gross assets and on the nature of our business, we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for the 2013 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which have fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

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

Item 4.    Information on the Company.

History and Development of the Company; Organizational Structure.

        Our founders began the development of our search technology in 1989, and launched the yandex.ru website in 1997. Our principal Russian operating subsidiary, Yandex LLC, was formed in 2000, as a wholly owned subsidiary of our former Cypriot parent company. In 2007, we undertook a corporate restructuring, as a result of which Yandex N.V. became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is in The Hague, the Netherlands, and its business office is at Schiphol Boulevard 165, 1118 BG, Schiphol, the Netherlands (tel: +31 202066970). The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel. +7-495-739-7000).

Business Overview

Our Business

        Yandex is one of the largest European internet companies and the leading search provider in Russia. Yandex's mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, we provide the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. We generated 61.8% of all search traffic in Russia in 2013 and 61.9% in February 2014, and, according to comScore, our Yandex sites attracted 66 million unique visitors in Russia, 13.8 million in Turkey and 102.1 million worldwide in January 2014. In December 2013, Yandex websites attracted 8.8 million unique visitors in Ukraine and 2.6 million in Belarus, according to Gemius and 2.4 million unique visitors in Kazakhstan according to TNS.

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

        Our homepage attracted 56.9 million unique visitors in January 2014, accounting for 76% of the Russian internet audience that month, according to comScore, and provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, personal email and other services. Our homepage can easily be customized by users to address their individual interests.

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

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and us and extend the audience reach of our advertisers. Our Yandex.Direct service, the largest automated, auction-based system for the placement of text-based advertising in Russia, makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. We served ads for 277,000 advertisers in the fourth quarter of 2013 and more than 460,000 in the full year 2013, compared with 213,000 in the fourth quarter of 2012 and more than 350,000 in the full year 2012.

Our Services for Users

        We offer a broad range of search, location-based, personalized and mobile services that are free to our users and that enable them to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices.

  Yandex Search

        Our search engine offers almost instantaneous access to the vast range of information available online. We utilize linguistics, mathematics and statistical analysis to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users. Our advertising services do not affect the way we generate or rank our organic search results because we do not accept payment for rankings or for inclusion in our organic search results, or allow parties to pay to include additional pages in our web indexes. Our anti-spam protection detects and downgrades pages with low informational content, made-for-advertising and "doorway" sites, pages with pop-under banners, content farms and scraped-content pages. We do not manipulate or interfere with our search algorithms in order to favor paid or affiliated sites or services, including those of our Yandex ad network partners, and do not adjust for political censorship. We supplement the results from our main web index with results from our "parallel" search system, which blends listings from all available Yandex specialized and vertical searches according to their relative relevance, such as Yandex.News, Yandex.Market, Yandex.Maps, Yandex.Auto, Yandex.Realty, Yandex.Music, Yandex.Image and Yandex.Video. Yandex search is responsive to real-time queries, recognizing when a query requires the most current information, such as breaking news or the most recent post on Twitter on a particular topic, and presenting these results graphically separated from other search results. We are also increasingly focusing on social networking search, and have enhanced the social component of search by integrating data from the largest Russian social networks, including VKontakte, Facebook, LiveJournal and Odnoklassniki, as well as the full feed of all public posts on Twitter. We also offer personalized search that provides search suggestions as well as search results that are highly aligned with individual interests of our users. Our Spectrum search technology is designed to capture the entire spectrum of possible meanings, based on query statistics.

        In 2010, we launched yandex.com, our platform for beta testing and improving non-Russian language search, and in 2011, we launched yandex.com.tr, our Turkish language search product. We seek to enhance our search capabilities by regularly expanding our algorithms to process additional languages, including most European languages, and our index of international webpages. In 2012, we significantly expanded the size of our global search index.

        In 2013 we introduced a number of important innovations in search. We rolled out our new search program Dublin, offering users better personalized searches based on both their short-term and long-term interests. We also announced Islands, a new search results page concept. Islands allows our users to interact with websites directly from the search engine results page where answers are presented in the forms of blocks accommodating various kinds of information including texts, videos, pictures, and interactive information. Islands is currently available in beta stage and a number of large websites have already launched their interactive answers or Islands. Also in 2013, we introduced our new concept called Atom that allows any web resource to be personalized, even if a user has not visited the web resource before but has a search history at Yandex. In early 2014, we announced our agreement with Facebook, which provides Yandex with full access to the social network's "fire hose" of public data. Public content from Facebook users in Russia, Ukraine, Belarus, Kazakhstan, other CIS countries and Turkey is available for indexing by Yandex as soon as it has been published.

  Yandex Homepage

        Our homepage provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as to their implicit questions through current news, weather and road traffic reports, TV and movie schedules, and other services. In January 2014, our homepage had 56.9 million unique visitors in Russia, according to comScore.

        We also offer localized homepages for specific geographic markets. We launched our Ukrainian homepage yandex.ua in 2005, our Kazakh homepage yandex.kz in 2009, our Belarusian homepage yandex.by in 2010 and our Turkish homepage yandex.com.tr in 2011. According to Gemius, in December 2013, yandex.ua had 6 million unique visitors in Ukraine and yandex.by had 1.8 million unique visitors in Belarus. Yandex.kz had 1.6 million unique visitors in Kazakhstan in December 2013, according to TNS. According to comScore, in January 2014, Yandex sites had 13.8 million unique visitors in Turkey. Yandex automatically detects users' locations based on their IP addresses and defaults to the relevant local homepage. We are focused on providing an increasing amount of content in the local language and believe that we provide better support for local language search in these markets than our competitors.

  Specialized Search Services

        In addition to our core search engine, we offer the following specialized search services:

  •
  Yandex.News.  Our news aggregation and information service, the most visited online news aggregation service in Russia, providing a comprehensive media overview for our Russian, Ukrainian and Turkish audiences, aggregating and presenting local, national and international news, currently from more than 5,800 news sources worldwide. The selection of news is fully automated and neutral from an editorial perspective.

  •
  Yandex.Market.  Our e-commerce gateway service, the most popular such service in Russia, providing product information, price comparisons and consumer-generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and "brick-and-mortar" retailers, and currently feature more than 60 million offerings in more than 150 product categories by more than 14,000 participating retailers. In 2013 we began transforming Yandex.Market into a full cycle shopping service, introducing a cost-per-action (CPA) model and launching a unified basket for purchases on various partnering shops. In early 2014, Yandex entered into a cooperation agreement with MultiShip, a logistics services aggregator, whereby Yandex purchased MultiShip's software platform and made a financial investment in the company's development.

  •
  Kinopoisk.ru.  The largest Russian language website dedicated to movies, television programs and celebrities. The service allows users to read expert and user-generated film reviews, discover most popular movies, watch trailers, get movie news and personalized recommendations, as well as how times and tickets.

  •
  Other Specialized Search.  We provide numerous other targeted and seasonal search services, including for images, video, music, theatre, television, weather, jobs, transportation, cars and real estate.

  Personal Services

        Yandex.Mail.    Yandex.Mail provides users fast and easy access to their email accounts, featuring social authentication via their accounts on VKontakte, Odnoklassniki, Facebook, Google, Mail.ru or Twitter, through a dynamic user interface, instantaneous message display and unlimited storage space. A number of features are available to enhance users' experience, including threaded and unthreaded views; Auto-tagging, which automatically recognizes and tags certain types of emails (for example, those from social networks, e-tickets and calendar events); Smart first lines, which allows our users to see the first line of any email in their inbox without having to open it; and Address book, which recognizes and links both Latin and Cyrillic transliterations of names, and aggregates all emails from the same sender regardless of the language used.

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

        In 2013 we introduced a new approach to e-mail focused on helping users complete their tasks. Our new proprietary Marker technology recognizes different types of correspondence such as notifications from social networks and internet stores, electronic tickets or notices about discounts, and offers the user appropriate tools to work with these items.

        In January 2014, Yandex.Mail had 25.9 million unique visitors from Russia, according to comScore. We believe this makes us the second largest provider of free email services in Russia. The number of unique visitors to Yandex.Mail worldwide, according to comScore, was 38.7 million.

        Yandex.Disk.    In 2012, we made our Yandex.Disk service available to the general public. This cloud-based storage service allows users to upload, store and share files in various formats and sizes. Users can store photos, videos or documents online so that they can be accessed at any moment from any device—PC, laptop, tablet or smartphone—connected to the internet. The Yandex.Disk mobile app is compatible with any iOS, Android-based or Windows Phone smartphone. Yandex.Disk also serves as a basis for another new service launched in 2013—Yandex.Pereezd (or Move) which helps users transfer all their data when changing their mobile devices.

  Maps and Location-based Services

        Yandex.Maps.    Our map service is the most popular map service in Russia, with 25.6 million unique visitors from Russia in January 2014, according to comScore. The total number of unique visitors of our maps worldwide was 36.8 million, according to comScore.

        This service provides high-quality, detailed maps of more than 1,100 cities and towns in Russia and more than 220 cities in Ukraine, Kazakhstan and Belarus, as well as a detailed map of Turkey. In addition to graphical maps, we offer satellite images and hybrid maps (an amalgamation of satellite images and graphic maps), panoramic views, public transportation routes and driving directions in browsers and mobile device applications.

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

        We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS tracks and live user feedback. This in-house team of skilled cartographers allows us to keep our maps fresh and up-to-date and to offer location-based services to our users. This service also integrates our Public Map, a crowd-sourced service that presents user-generated local maps and data.

        We also offer real-time road traffic congestion monitoring in key cities through Yandex.Traffic, the most popular service of its kind in Russia. We were the first service in Russia, and we believe one of the first in the world, to use GPS data from users' mobile devices (in anonymous form and with user consent) in assembling our real-time congestion information.

        In November 2013, Yandex.Maps moved to a new unified platform and started featuring detailed maps supporting the route planning feature for the majority of large cities in the world on both desktop and mobile.

        Yandex.Navigator.    In 2012 we launched Yandex.Navigator, a free mobile application for drivers providing users with regularly updated maps, a route planner using real-time traffic information, and a route guidance system.

        Yandex.Taxi.    Launched in 2011 Yandex.Taxi quickly became one of the most popular online taxi booking services in Moscow and later launched in a number of cities across Russia. Today the service works with around 200 Russian taxi companies operating around 20 thousand cabs. The service processed 3.5 million orders in 2013.

Yandex.Browser

        Our browser makes surfing the internet safe and convenient. It is based on Cromium open source license, Yandex's own technologies and cloud-based services. The WebKit engine, supported by many browser developers, is supplemented by Opera Software's Turbo technology, which speeds up download of pages even if the connection speed is low. It also features Yandex's proprietary anti-virus protection and Kaspersky Labs's secure system, built-in the browser, as well as our proprietary translation capabilities. Yandex.Browser is also able to re-establish broken file loading, has automatically compiled tableau menu featuring up to 20 widgets, synchronization between desktop and mobile versions, "quick call" capability, among other things. In 2013 we rolled out mobile versions of Yandex.Browser for iOS and Android smartphones and tablets.

        The share of searches processed through Yandex.Browser in Russia reached 10.6% in February 2014, and our browser's share in terms of the number of visitors (cookies) on the Russian browser market reached 6.8% in February, according to Liveinternet.ru.

Mobile Applications

        We offer downloadable applications for the most popular mobile and digital platforms and devices, and have introduced mobile versions of many of our services. We support mobile phones, tablet devices, internet-connected TVs and navigation devices. Our mobile apps include Yandex.Browser, Yandex.Maps, Yandex.Shell, Yandex.Kit, Yandex.Navigator, Yandex.Mail, Yandex.Metro, Yandex.Trains, Yandex,Taxi, Yandex.Music, Yandex.Market, Yandex.Disk, Yandex.Money, Yandex.Fotki, Yandex.Translate, Yandex.Direct, Yandex.Weather, Yandex.Auto, Yandex.Timetables and Yandex.Pereezd.

        Yandex is currently included as the default search engine on certain mobile handsets sold in Russia. Yandex services and applications are distributed by a number of OEMs, retailers, browser makers, and telecom operators. In 2013, Yandex was added as one of the search options in Apple's iOS7. We believe that these efforts are an important part of our overall marketing strategy and serve to increase our user base.

        We are continuing to expand the scope of our mobile offering with respect to both apps and platforms. In November 2011, we acquired SPB Software, which enabled us to expand our offerings for the Android platform, and launched Yandex.Store, where users have access to more than 100,000 apps, including enhanced mobile user interface offerings. In March 2012, we launched Yandex.Shell, our enhanced mobile user interface for Android-based devices. During several past quarters, we introduced a number of services and apps for mobile devices, including the iPhone and iPad as well as Android-based devices. Among them are Yandex.Browser, Yandex.Taxi., Yandex.Navigator and others advertisers can also manage and track their campaigns through our Yandex.Direct and Yandex.Metrica mobile app.

Our Monetization and Advertiser Services

        We offer advertisers both text-based advertising and display advertising. We also offer Yandex.Market, our e-commerce gateway service, which provides another platform for retailers to reach consumers in a highly targeted manner.

        Text-based ads are principally targeted to the particular user query, the content of a particular website or webpage being viewed or user behavior or characteristics and are generally used to generate specific sales. Such ads are clearly marked as paid advertising and are separate from our organic search results. Display ads, which principally consist of graphical ads that appear on specific pages, are generally used to increase brand awareness or generate demand for particular products or services. Most of our revenues are generated from text-based advertising, on a pay-per-click basis, with a smaller portion generated from display advertising, based on the number of impressions delivered. Starting in late 2013, we offered some of the merchants participating in Yandex.Market to sell goods and services using the CPA model. In addition to targeting ads on the basis of user queries and website content, we are also able to target ads on the basis of users' demographics as well as behavioral patterns, characteristics and locations, and have developed algorithms that can predict with a high degree of accuracy the age and gender of a user based on behaviour, as well as a probability of click.

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

        Text-based ads on the search engine results page (SERP) appear in one of two general categories: top placement (appearing above the organic search results and featuring up to three paid links) and southern block (appearing below organic search results and featuring up to four paid links). Placement in a particular category is determined by the revenue generation potential of the ad—its cost-per-thousand-SERPs (CPT), which is a product of the click-through-rate (CTR) and the cost-per-click (CPC). Within a given category, ads are ranked based on their CPC. To get into the top placement, ads must have the highest CPT and must exceed a defined CPT threshold.

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

        Yandex.Direct offers advertisers the following additional benefits:

        Access to the Yandex ad network.    Yandex.Direct provides advertisers with an extended reach, beyond Yandex's own sites, to thousands of partner websites, including paid search on Rambler, Bing and Mail.ru search engine results.

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

  •
  AutoBroker.  Our AutoBroker auction feature automatically adjusts pricing so that our advertisers never pay more than one unit over the next highest bid for a given keyword. This system saves advertisers money by minimizing the price they pay per click, while relieving them of the need to constantly monitor and adjust their CPCs

  •
  Metrica.  Metrica allows advertisers in near real-time to analyze the "post-click" behavior of users to evaluate the key efficiency parameters of their advertising campaigns. For example, they can analyze the conversion rate (the proportion of visitors who make a purchase or another desired action out of the total number of visitors to the website), and the cost of attracting visitors who perform the required action. Based on this data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns. Metrica includes features that will enable us to transition to pay-per-action billing. Metrica can also be integrated with Yandex.Market partner websites to allow them to track online orders and conversion statistics.

  •
  Virtual Business Cards.  Virtual Business Cards allow businesses that do not have their own websites to quickly prepare a short web description of their products or services, together with contact information, which will be served as ads where relevant. This feature is important in the countries in which we operate, where many small businesses do not have websites.

  Display advertising

        In addition to auction-based sales of text-based ads, we offer display ads, generally designed to build brand awareness and promote products and/or points of sale. We allow advertisers to place display ads on our homepage as well as several other services, including Yandex.Mail, Yandex.News and Yandex.Weather. More than half of our revenues from display advertising are generated from our homepage banner. Display ads are generally priced on a CPM basis.

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

        In 2012, we announced the launch of the Real Time Bidding system, a technological platform that accommodates interaction between advertising placement systems that have different interfaces, algorithms and terms of displaying ads. Our Real Time Bidding platform allows these systems to participate in a single auction among participating placement systems, including Yandex's own advertising system, Yandex.Direct and AWAPS.

        In February 2014, we announced advertising partnership for Real Time Bidding. Through this partnership, DoubleClick Bid Manager, Google's demand-side platform will be connected to Yandex's Real Time Bidding system, while Yandex's demand-side platform, AWAPS will join Google's real time bidding marketplace, DoubleClick AdExchange.

  Yandex.Market

        Our Yandex.Market e-commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Retailers submit their product catalogs and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market is priced on a CPC basis, similar to Yandex.Direct. In 2013, in order to accommodate the transformation of Yandex. Market, we also introduced a CPA model for Yandex.Market participants and also offered a single shopping basket to the service. In early 2014, we signed a cooperation agreement with MultiShip, a logistics services aggregator. Cooperation with MultiShip and utilization of their software platform will help us to improve the delivery aspect of our Yandex.Market service.

Yandex Ad Network

        Our Yandex ad network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our partners are some of the largest websites on the Russian internet, including Mail.ru, Rambler, Bing, Livejournal, Avito.ru and others.

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

  •
  Yandex.Money.  Yandex.Money, our secure online payment system, offers an easy way to pay for goods and services online. Launched in 2002, Yandex.Money currently has more than 17.5 million registered users, and processes more than 150,000 payments daily for thousands of participating merchants, including a wide range of well-known Russian and international companies. Yandex advertisers can also use Yandex.Money to pay for advertising placed through Yandex.Direct. In July 2013, we sold a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank and entered into a joint venture arrangement with Sberbank in respect of the future operation of Yandex.Money.

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

        As we continue to strive to make our search more personalized, in 2011 we introduced Reykjavik, our search platform delivering search results based on user language preferences. We built on this foundation to introduce our latest search platform, Kaliningrad, in late 2012. This platform offers personalized search, which returns search results and search suggestions based on the individual interests and preferences of users, determined by analyzing their search history, clicks on results and language preferences. In 2013, we enriched our personalized search with implementation of Dublin technology that takes into account immediate user interest.

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

        Our MatrixNet machine learning technology runs on hundreds of computers simultaneously and allows our search service to take into account tens of thousands of factors when considering the relevance of search results, which enables us to fine-tune our ranking algorithm. MatrixNet significantly improves the relevance of the search results we deliver.

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

        We operate data centers in and around Moscow, Russia and in Amsterdam, the Netherlands, as well as in Las Vegas, Nevada. A new data center in Finland is currently under construction. We have points-of-presence in a number of cities in Russia and elsewhere. The geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Sales and Advertiser Support

        We have an extensive sales and support infrastructure, with Russian sales offices in Moscow, St. Petersburg, Kazan, Ekaterinburg, Novosibirsk and Rostov-on-Don; Ukrainian sales offices in Odessa and Kiev; and a Western European sales office in Lucerne, Switzerland. We attract advertising customers through both online and offline sales channels.

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

        We also have relationships with different advertising sales agencies placing text-based and display advertising.

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

        Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services, such as our browser, as in Russia and the CIS countries where we present, so in our new markets such as Turkey. We also promote our brand at various social events. Our knowledge of the national and local culture allows us to communicate our message more efficiently and to promote our brand values more effectively, which we believe, in turn, results in a long-lasting increase in brand awareness in Russia. We also organize and sponsor a wide range of informational seminars, including industrial events for professionals, such as seminars on Yandex.Direct for advertisers and on API's for web developers, as well as educational seminars for university students, as we consider them to be valuable current and future partners and public opinion leaders.

Educational and Start-Up Support

        We actively contribute to the advancement of information search and retrieval, computer science and mathematics in Russia. Our initiatives include the Yandex School of Data Analysis, which we founded in 2007 and from which we recruit developers, and Yandex Tolstoy Startup Camp, a two-month workshop devoted to creating a project from scratch through which we seek to foster innovation and identify potential new partners and team members.

Advertisers

        We served ads for 277,000 advertisers in the fourth quarter of 2013 and for more than 460,000 in the full year 2013, compared with 213,000 in the fourth quarter of 2012 and more than 350,000 in the full year 2012. Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-size enterprises purchase the bulk of our text-based advertising. No particular advertiser accounted for more than 1% of our total revenues in 2011, 2012 or 2013.

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

        Our total headcount increased from 3,312 at December 31, 2011, to 3,761 at December 31, 2012 and 4,902 at December 31, 2013. As of December 31, 2013, we had 2,924 employees in product development, 1,591 in sales, general and administration, and 387 in cost of sales. Our total headcount as of December 31, 2011 and December 31, 2012 includes 238 and 275 Yandex.Money employees, respectively. Following the disposition of 75 percent (less 1 ruble) of our participation interest in Yandex.Money in July 2013, its employees are no longer included in our headcount as of December 31, 2013.

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

        In 2012, we established our patent department, which is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. To date, we have filed several dozen patent applications and industrial designs, several of which have already been issued. We have also established internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

        Yandex is a registered well-known trademark in Russia for certain services (classes 35 and 38 under the International Classification of Goods and Services) among relevant consumers on the basis of intensive use. Under Russian law, the protection granted to well-known trademarks is extended to non-homogenous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder's legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia, which include Yandex.Narod and Spamooborona. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

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

        In terms of domestic players, our principal competitor is Mail.ru. In early 2010, Mail.ru launched its own search platform and in July 2013, announced that it fully switched to its proprietary search technology in organic search results. Additionally, Mail.ru entered into a partnership with Yandex and, after a testing period, switched to the Yandex.Direct advertising system that now powers paid search results on Mail.ru properties. Mail.ru offers many communication services, including Russia's most popular webmail social networking and messenger services.

        The following table presents a comparison of Russian search market share, according to Liveinternet.ru, based on search traffic generated:

	2011	2012	2013	February 2014
Yandex	63.3%	60.2%	61.8%	61.9%
Google	23.4%	26.2%	26.2%	27.2%
Mail.ru	7.1%	8.5%	8.6%	8.1%

        We also face competition from the Russian and international websites of Microsoft and Yahoo!, as well as start-ups and other established companies that are developing search and online advertising technologies. In certain vertical areas, we compete with niche services, including e-commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. We also compete with online advertising networks, such as Google and Begun, which direct text-based advertising on a number of popular Russian websites.

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

Facilities

        We currently lease a total of approximately 30,000 square meters in a single location in central Moscow that serves as our company's headquarters. At the end of 2013, we signed an agreement to rent additional space of 18,500 square meters in the same location to accommodate our organic headcount growth in future. We also lease office space in the following Russian cities: St. Petersburg, Ekaterinburg, Kazan, Novosibirsk, Rostov-on-Don, and Nizhny Novgorod. In Ukraine, we lease offices in Kiev, Odessa and own an office space in Simferopol. We also lease offices in Palo Alto, California; Istanbul, Turkey; Zurich and Lucerne, Switzerland; Minsk, Belarus; and Schiphol, The Netherlands; and in January 2014, we opened an office in Berlin, Germany. We operate data centers in Moscow and other regions of Russia, in Amsterdam, the Netherlands, and in Las Vegas, Nevada. A new data center in Finland is currently under construction. We continue to evaluate the need for and location of our data centers. We have points-of-presence in a number of cities in Russia and elsewhere. We believe that all of our leases and co-location agreements are on competitive market terms. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost effective manner to deliver reliable service to our users.

Legal Proceedings

        We are not currently involved in any material legal proceedings.

Government Regulation

        We are subject to an extensive and constantly developing legal framework resulting in a number of laws and regulations in Russia and other jurisdictions applicable to the internet business. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia (in particular, the Russian Civil Code) and other countries where we operate which, in the event of adoption, might require us to make substantial adjustments to our business practices.

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

        The amendments of the Part IV of the Civil Code of the Russian Federation introduced provisions aimed at establishing a framework for limitation of liability of online service providers. In particular, the law currently contains a rule that service providers transmitting information in communication networks will not be held liable in the event the provider has neither initiated transmission nor selected recipients and performs no modification of the transmitted material. A hosting provider, on the other hand, may be exempt from liability in the event it possesses no actual or constructive knowledge of the infringement and timely undertakes necessary and sufficient measures to cease infringement following receipt of written notification identifying the rights holder and the location of the allegedly infringing material. Although adoption of these provisions may be a step forward in terms of clarifying the limitations of online service provider liability, there is still a possibility that substantial ambiguity would remain, particularly because these provisions contain no guidance as to what would constitute "necessary and sufficient measures" in this regard (for example, whether they would include a requirement to monitor re-uploading of the same work by the same or other users) and provide no clarity on the limitation of liability with respect to other types of online service providers (such as those performing caching or providing information location tools). In light of this, our exposure to liability will significantly depend on interpretation of these new provisions by the courts and officials.

Regulation of Electronic Payments

        Federal Law No.161-FZ "On the National Payment System," dated June 26, 2011, entered into force on September 29, 2011 and provides a legal definition of the term "electronic money" (or "digital money"). Under these regulations, payments with digital money fall into the sphere of banking activities and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions, however, have to be performed by a credit organization supervised by the Central Bank of Russia. To comply with this law, the Yandex.Money joint venture established a new, non-banking credit organization subsidiary, which obtained the license required from the Central Bank of Russia for the performance of non-banking credit operations and assumed operation of the Yandex.Money business in September 2012. Most of the contractual obligations of PS Yandex.Money LLC have been transferred to its non-banking credit organization subsidiary. However, if not all contractual obligations were successfully transferred from PS Yandex.Money, there is a risk that that entity may be found not to be in compliance with all applicable legal requirements.

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

        In July 2013, we formed our Yandex.Money joint venture with Sberbank, upon the completion of Sberbank's acquisition from us of a 75% (less one ruble) interest in PS Yandex.Money LLC. Following this transaction, however, there is a risk that a change of control in respect of Yandex N.V. would still require preliminary consent of the Central Bank of Russia, as Yandex N.V. could be considered to indirectly hold more than 20% of the voting power of the non-banking credit organization.

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

        Our Yandex.Money joint venture with Sberbank, which uses encryption algorithms for the protection of transfers performed by its customers, received four licenses from the FSS in October 2010 in relation to its encryption activities. These licenses are valid until October 2015 and were obtained by PS Yandex.Money LLC on the basis of an earlier legal framework. The requirements for the grant and maintenance of licenses as set out in these earlier laws as well as current laws are very broad and unclear, leaving the regulator with much discretion in applying and enforcing these laws.

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

Strategic Companies Law

        In accordance with the Strategic Companies Law, there are restrictions with respect to the acquisition of voting shares or participation interests and establishment of control by foreign legal entities, individuals as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but a draft amendment currently under consideration by the Russian State Duma, if adopted, would include certain internet companies that have large audiences within the scope of this law. In addition, entities holding licenses to use encryption technologies are covered by this law. As discussed above, Yandex.Money joint venture holds encryption licenses and is thus subject to the Strategic Companies Law.

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

        Because our parent company held its interest in PS Yandex.Money LLC at the time that Yandex.Money became a strategically important company, we believe that our ownership of Yandex.Money was in compliance with the Strategic Companies Law. Additionally, in July 2013, we disposed 75 percent (less 1 ruble) of our participation interest in Yandex.Money in a sale to Sberbank. Upon completion of the transaction, we entered into a joint venture agreement with Sberbank in respect of the future operation of this business.

        Upon the completion of the Yandex.Money participation interest acquisition by Sberbank Yandex N.V. in July 2013, which reduced our participation to 25% plus 1 ruble of charter capital, non-Russian persons may be permitted to acquire shares in Yandex N.V. without previously applicable limitations since it will no longer control Yandex.Money. Nonetheless, it is likely that the necessity to obtain preliminary approval from the Russian Government Committee would be still applicable to a non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization that would seek to acquire shares of Yandex N.V. or enter into an agreement that would establish direct or indirect control over Yandex N.V. (in other words, such an investor would be considered to hold an indirect blocking stake of Yandex.Money under the Strategic Companies Law). There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex N.V. over Yandex.Money, which would require the Governmental Committee's preliminary consent for a broader number of transactions as specified above, including by private non-Russian persons.

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

        For instance, Russian data protection laws provide that an individual must consent to the production of her/his personal data in a free manner, at her/his own discretion and interest. Such consent must be concrete, informed and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

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

        The legal framework related to this blacklist of websites is controversial, and the procedures established by this law have been heavily criticized by the general public, industry players and legal scholars, and may well be revised. Roscomnadzor issued a clarification on November 30, 2012 specifying that search engines, news aggregators and cached information used in the course of their operation will not be included in the registry because they fall outside the scope of the law. At the same time, the regulator's approach may change and our operations could face intervention by inappropriate application of the websites blacklist legislation.

        Further legislation is currently in place in Russia and utilized by authorities that allows blocking of websites that contain extremist information (including containing calls for mass rioting, extremist activity and participation in mass assemblies conducted in violation of established procedure) at the request of certain governmental authorities without prior notification. Only a subsequent post-blocking notification to relevant website owner or hosting provider is required. See "Risk Factors—We may be liable for information or content displayed on, retrieved by or linked to our websites, or distributed by our users, or we may be required to block certain content, which could harm our reputation and business."

Securities Regulation

        The Federal Law No. 39-FZ "On the Securities Market", dated April 22, 1996 (as amended) (the "Securities Law"), contains the principal regulations governing the issuance and circulation of securities and certain financial instruments in Russia and outside Russia (when issued by a Russian issuer), and sets forth the rules for the placement and circulation of foreign securities and financial instruments in Russia. The Securities Law requires Russian companies that intend to place or initiate trading of their securities abroad to obtain a preliminary approval from the Central Bank.

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

Overview

        We are one of the largest European internet companies, operating Russia's most popular search engine and most visited website. Our principal constituencies are:

  •
  Users.  We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect and shop over the internet.

  •
  Advertisers.  Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective text-based and display advertising. With Yandex.Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics. Our Yandex.Market service allows merchants to advertise their goods and services either using a traditional CPC advertising model or using a CPA model that charges advertisers only when it delivers a paying customer.

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

        Advertising revenues accounted for 97.9%, 97.7% and 98.3% of our total revenues in 2011, 2012 and 2013, respectively. Our advertising revenues consist of fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our e-commerce gateway service. We generally sell our text-based ads on a prepaid basis. Our Yandex.Direct and Yandex.Market advertisers pay us on a CPC basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. In November 2013, we introduced CPA advertising in our Yandex.Market service and recognize revenue from these ads only when the desired action has occurred.

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

        We benefit from a large and diverse base of advertisers. We had more than 350,000 in 2012 and more than 460,000 in 2013. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No particular advertiser accounted for more than 1% of our total revenues in 2011, 2012 or 2013. On a geographical basis, we generated more than 95% of our total revenues in each of 2011 and 2012, and more than 93% of our total revenues in 2013, from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

        We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For text-based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their text-based ads or, for those advertisers paying for display ads on a cost-per-thousand impressions basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers' ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on partners' websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the revenues we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

        Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. Our agreement with Mail.ru provides for mutual, material early termination penalties under specified circumstances. In 2011, 2012, and 2013, none of our ad network partners accounted for more than 10% of our total revenues. In 2013, Mail.ru became our most significant partner after we started to provide paid search for them. We expect Mail.ru's share of our total revenues to increase in 2014 as compared to 2013 as we will provide paid search for them for the entire year as compared to six months in 2013.

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

Key Trends Impacting Our Results of Operations

        Our business and revenues have grown rapidly since inception. The effectiveness of text-based advertising as a medium has contributed to the rapid growth of our business. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

        Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than one-half of the advertising fees we earn from serving ads on Yandex ad network websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 14.9% in 2011 to 17.4% in 2012, and to 20.3% in 2013 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will continue to grow in 2014, resulting in a further decline in our operating margin. The principal driver of this is our agreement to power paid search on Mail.ru, which began in July 2013. Furthermore, the margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile telephones, including both smartphones and feature phones, and tablet devices is growing more quickly than desktop queries. Queries from mobile phones and tablet devices still, however, represented 14% of our total search queries and slightly more than 10% of total revenues for the year ended December 31, 2013. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins; however, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future.

        Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures decreased from RUR 5,530 million in 2011 to RUR 3,984 million in 2012, and then increased to RUR 4,936 million in 2013. We spent approximately 73.5% of our total capital expenditures in 2013 on servers and data center expansion to support growth in our current operations and potential international expansion. Our depreciation and amortization expense, however, fluctuated as a percentage of revenues from 9.4% in 2011 to 10.3% in 2012 and back down to 9.4% in 2013. We currently expect our capital expenditures in 2014 to increase as a percentage of revenues in comparison to 2013 due to the construction of a new data center and the expansion of another.

        To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2012 and 2013 on advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. A significant portion of our advertising and marketing expense in 2012 and 2013 relates to our efforts to build our brand and expand market share in Turkey, as well as to promote our Yandex.Browser in Russia. We expect to continue to invest significantly in advertising and marketing. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

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

        One of our strategic objectives is to expand internationally. Toward that end, in September 2011, we officially launched our site in Turkey and now offer a variety of services and apps for both desktop and mobile platforms localized for that market, including search, mail, news, maps, traffic, weather, music, browser and mobile shell. As we seek to increase our Turkish user base, we will incur costs to tailor our site to address the preferences and needs of users in Turkey and to acquire local content and services, such as additional maps and other offerings. International expansion also requires the development of new technologies, such as technology for storing web documents in different languages and document prioritization technology. Our international expansion efforts will require us to incur additional costs that may contribute to a decline in our operating margins until we succeed in building the user base necessary to begin generating sufficient revenues in these new jurisdictions to earn accretive operating margins there. In addition, in certain countries we may choose to pursue joint venture arrangements as a means of developing our local offerings. Such arrangements may entail additional financial commitments and risks.

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

        Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service (Rosstat), the consumer price index in Russia increased by 6.1%, 6.6% and 6.5% in 2011, 2012, and 2013, respectively. Although the annual rate of inflation has been relatively stable over the last few years, we can provide no assurance that it will remain so. Higher rates of inflation may accelerate increases in our operating expenses, most notably personnel expenses, and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

        Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Recent Acquisitions

  SPB Software

        In November 2011, we acquired the mobile software business of SPB Software. In connection with the acquisition, we made initial cash payments to the sellers aggregating $24.3 million (RUR 745 million at the exchange rate as of the acquisition date) on closing. We also agreed to make further aggregate contingent cash payments to the sellers of a maximum aggregate amount of $14.1 million (RUR 433 million at the exchange rate as of the acquisition date), payable on the achievement of specified performance milestones and the continued employment of the relevant sellers. We paid $7.1 million (RUR 216 million) of this contingent consideration in November 2012, $4.1 million (RUR 126 million) in February 2013, and the remaining $2.9 million (RUR 90 million) in November 2013. In accordance with U.S. GAAP, we did not record these contingent payments as purchase price consideration but instead accrued for them as compensation expense included within our product development and selling, general and administrative expenses in 2012 and 2013.

        The accrual of this compensation expense, along with additional amortization expense related to the intangible assets acquired in this acquisition, negatively affected our operating margins. See "—Results of Operations—Operating Costs and Expenses".

  Blekko

        In August 2011, we completed the acquisition of a 9.7% ownership interest in Blekko, Inc., a US-based internet search engine for $15.0 million (RUR 478 million at the exchange rate as of the acquisition date). In June 2013, the Company increased its ownership interest in Blekko to 11.2% and received a warrant for Blekko shares representing 0.5% of its outstanding share capital in exchange for settlement of Blekko's obligation to the Company of $3.5 million (RUR 112 million at the exchange rate as of the acquisition date).

  Seismotech

        In July 2012, we completed the acquisition of a 25% ownership interest in Seismotech LLC, a Russian-based geophysical data processing company, for $0.9 million. We also have a 3-year option to buy another 25% interest in that company at a fixed price.

  KinoPoisk

        In October 2013, we completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiary, the operator of the largest and most comprehensive Russian-language website dedicated to movies, television programs and celebrities. In connection with this acquisition, we paid cash consideration of $80.0 million (RUR 2,577 million at the exchange rate as of the acquisition date) in full upon the closing of the deal, including $3.0 million (RUR 97 million at the exchange rate as of the acquisition date) paid into an escrow account. The amount in escrow will be paid to the sellers on the second anniversary of the closing assuming no warranty claims. A further description of the acquisition and its accounting implications can be found in note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

  KitLocate

        In March 2014, we completed the acquisition of a 100% ownership interest in KitLocate Ltd., the developer of an energy-efficient geolocation technology for mobile devices, for a cash consideration of up to $10.2 million (RUR 370 million at the exchange rate as of the acquisition date). The components of the consideration include $4.0 million (RUR 146 million at the exchange rate as of the acquisition date) paid in full upon closing of the deal, $3.9 million (RUR 142 million at the exchange rate as of the acquisition date) paid into an escrow account that will be released periodically during the four years following the completion date to the KitLocate's founders subject to their continued employment, and $2.3 million (RUR 82 million at the exchange rate as of the acquisition date) of earn-out payments to be paid on the achievement of certain distribution milestones.

Recent Dispositions

  Face.com

        In July 2012, we completed the sale of our ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd.) to a subsidiary of Facebook, Inc. for cash consideration of $5.7 million and 142,479 shares of Facebook, of which we sold 93,971 shares in 2013 and 48,508 shares in 2014.

  Yandex.Money

        In July 2013, we completed the sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank for $59.1 million (RUR 1,964 million at the exchange rate as of the acquisition date) in cash. Concurrent with the sale of our interest in Yandex.Money, we formed a joint venture with Sberbank in respect of this business, which continues under the Yandex.Money brand. As of December 31, 2012, Yandex.Money's assets and liabilities were classified as assets held for sale and liabilities related to assets held for sale. As a result of this sale, we deconsolidated Yandex.Money and no longer show its online payment commissions as revenue. Since July 2013, we have accounted for Yandex.Money using the equity method, and, therefore, we record our share of the results of operations of the joint venture within the other income, net, line on our consolidated statements of income.

Results of Operations

        The following table presents our historical results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2011	2012	2013
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	23.5	25.0	26.8
Product development	15.6	14.8	14.8
Sales, general and administrative	16.4	17.0	16.5
Depreciation and amortization	9.4	10.3	9.4

Total operating costs and expenses	64.9	67.1	67.5

Income from operations	35.1	32.9	32.5
Interest income	1.1	3.5	4.3
Other income, net	0.3	0.4	5.5

Net income before income taxes	36.5	36.8	42.3
Provision for income taxes	7.7	8.2	8.2

Net income	28.8%	28.6%	34.1%

        Our operating margin has decreased each year under review from 35.1% in 2011 to 32.9% in 2012 and 32.5% in 2013. This decrease was primarily due to increases in traffic acquisition costs paid to our partners in the Yandex ad network each year as a percentage of our total revenues.

  Revenues

        The following table presents our revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2011		2012		2013
	RUR	% of Revenues	RUR	% of Revenues	RUR	% of Revenues
	(in millions of RUR, except percentages)
Advertising revenues(1):
Text-based advertising:
Yandex websites	14,590	72.8%	20,610	71.6%	27,584	69.8%
Yandex ad network websites	2,922	14.6	4,898	17.1	7,885	20.0

Total text-based advertising	17,512	87.4	25,508	88.7	35,469	89.8
Display advertising	2,096	10.5	2,592	9.0	3,379	8.5

Total advertising revenues	19,608	97.9	28,100	97.7	38,848	98.3
Online payment commissions(2)	383	1.9	552	1.9	394	1.0
Other revenues	42	0.2	115	0.4	260	0.7

Total revenues	20,033	100.0%	28,767	100.0%	39,502	100.0%

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

(2)
In connection with our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank, we ceased recording online payment commissions as revenues as of July 2013 and now account for Yandex.Money using the equity method. See "Recent Dispositions."

        Advertising revenues.    Total advertising revenues increased by RUR 10,748 million, or 38.2%, from 2012 to 2013 and by RUR 8,492 million, or 43.3%, from 2011 to 2012. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and fluctuations in average cost-per-click paid by our advertisers. Paid clicks on our own websites together with those of our Yandex ad network partners increased 38% from 2012 to 2013 and 43% from 2011 to 2012. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased 1% from 2012 to 2013 and 2% from 2011 to 2012, reflecting supply and demand dynamics.

        During the periods under review, the year-over-year rates of change in paid clicks and average cost-per-click on a quarterly basis were as follows:

Quarter	Year-over-year growth in paid clicks, %	Year-over-year growth in cost-per-click, %
First Quarter 2011	51	7
Second Quarter 2011	47	8
Third Quarter 2011	68	(1)
Fourth Quarter 2011	65	(7)
First Quarter 2012	61	(5)
Second Quarter 2012	62	(7)
Third Quarter 2012	35	5
Fourth Quarter 2012	26	11
First Quarter 2013	18	14
Second Quarter 2013	29	5
Third Quarter 2013	50	(5)
Fourth Quarter 2013	52	(7)

        The fluctuations in paid clicks and in average cost-per-click during the periods under review were driven primarily by the following factors:

  •
  Growth in the number of internet users in Russia.  The number of internet users in Russia grew at a compound annual growth rate of 13% from fall 2010 to fall 2013, reaching 66.5 million, according to FOM. As internet usage has spread, the rate of growth has been declining, with the number of users in Russia increasing by 17% from fall 2010 to fall 2011, 12% from fall 2011 to fall 2012, and 9% from fall 2012 to fall 2013, according to FOM.

  •
  Increased traffic and search market share.  We experienced a significant increase in traffic on our own websites, consistent with the growth in the number of internet users in Russia, augmented by a steady increase in our search market share through the first half of 2011, bringing our share of the Russian internet search market to 65% according to Liveinternet.ru. Due to increased competition and the aggressive roll-out of Google's Chrome browser in Russia, our share declined to 62% in the second half of 2011 and to 60% in 2012. However, our share of the Russian internet search market increased from 60% to 62% in 2013, principally as a result of improvements in our search engine algorithms and more traffic being delivered through new and existing distribution partners. Mobile search traffic, as a percentage of our overall search traffic, has been continually growing and in the full year 2013 comprised 14% of all search queries compared with 10% in 2012 and 6% in 2011.

  •
  Growth in the size of the Russian online advertising market.  The total Russian online advertising market grew from RUR 41.8 billion in 2011, to RUR 56.3 billion in 2012 and to RUR 71.7 billion in 2013, according to the Russian Association of Communication Agencies ("AKAR"). According to our internal calculations (based on AKAR data), our share of the Russian online advertising market was 57% in 2013.

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

        Display advertising revenues.    Display advertising revenues accounted for approximately 8.5% of total revenues in 2013, compared with 9.0% in 2012.

        Online payment commissions    Online payment commissions decreased from 1.9% of total revenues for 2012 to 1.0% of total revenues for 2013, reflecting our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013, following which we no longer record Yandex.Money's online payment commissions as revenue. We concurrently formed a joint venture with Sberbank with respect to the Yandex.Money business and now account for Yandex.Money using the equity method of accounting.

        Other revenues.    Other revenues principally represent paid services and sublease revenues. Other revenues doubled due to the development of paid non-advertising services such as earned from Yandex.Taxi and the sublease of rented premises.

  Operating Costs and Expenses

        Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses; and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms in the near term, which may also result in an increase as a percentage of revenues; see "—Key Trends Impacting Our Results of Operations".

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

        The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our two largest distribution partners in 2012, Mozilla and Opera, accounted in aggregate for 48% of our distribution costs in 2012 and 58% in 2011. In July 2012, Mozilla switched to a different default search provider in its new version of the Firefox browser in Russia, although we continued to share revenues with Mozilla with respect to users of the previous version of the Firefox browser. During 2012, we entered into a multi-year extension of our distribution agreement with Opera. The Opera agreement also provides for a 12-month "revenue tail" period should that agreement be terminated. Opera represented 28% of our distribution costs in 2013.

        Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities, telecommunications bandwidth costs, as well as content acquisition costs.

        The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	1,853	3,128	5,377
Traffic acquisition costs related to distribution partners	1,145	1,652	2,473
Total traffic acquisition costs	2,998	4,780	7,850
as a percentage of revenues	15.0%	16.6%	19.9%
Other cost of revenues	1,709	2,408	2,756
as a percentage of revenues	8.5%	8.4%	7.0%
Total cost of revenues	4,707	7,188	10,606
as a percentage of revenues	23.5%	25.0%	26.8%

        Cost of revenues increased by RUR 3,418 million, or 47.6%, from 2012 to 2013, primarily due to a RUR 3,070 million increase in traffic acquisition costs, and by RUR 2,481 million, or 52.7%, from 2011 to 2012, primarily due to an increase of RUR 1,782 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUR 2,249 million from 2012 to 2013 and by RUR 1,275 million from 2011 to 2012, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period, with the principal driver of this increase being our agreement to power paid search on Mail.ru starting from July 1, 2013. In addition, the amounts paid to our distribution partners increased by RUR 821 million from 2012 to 2013 and by RUR 507 million from 2011 to 2012 due to growth in our existing distribution relationships, as well as the addition of new distribution partners. As a percentage of total revenues, traffic acquisition costs increased from 15.0% in 2011 to 16.6% in 2012 and 19.9% in 2013, representing the increase in our Yandex ad network revenues as a share of total revenues. While total traffic acquisition costs increased, network partner traffic acquisition costs as a percentage of network partner revenues remained flat, at 66% in 2013 compared with 64% in 2012 and 63% in 2011, and distribution traffic acquisition costs as a percentage of text-based revenues from our own sites remained flat, at 8% of text-based revenue in 2011 and 2012 and at 9% of text-based revenue in 2013.

        Other cost of revenues decreased as a percentage of total revenues from 8.4% in 2012 to 7.0% in 2013, but increased by RUR 348 million in absolute terms mainly due to growth in personnel and data center-related costs. The personnel and data center related costs include an increase in personnel costs of RUR 168 million, RUR 32 million in additional costs for outsourced services and RUR 28 million in additional share-based compensation expense. The increases were partly offset by the absence of the cost of online payment commissions and other cost of revenues related to Yandex.Money of RUR 50 million starting with July 2013. The increase in personnel costs over those periods was driven primarily by growth in our headcount that is allocated to cost of revenues, from 325 as of December 31, 2011 to 380 as of December 31, 2012, including 51 and 67 employees of Yandex.Money, respectively, and to 387 as of December 31, 2013.

        In 2012, other cost of revenues increased by RUR 699 million compared to 2011 primarily due to an additional RUR 239 million in rent and utilities costs related mainly to our data centers, an increase in personnel costs of RUR 109 million, RUR 259 million in additional costs for outsourced services, and RUR 94 million in costs of sales related to Yandex.Money.

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

        The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Product development expenses	3,124	4,274	5,827
as a percentage of revenues	15.6%	14.9%	14.8%

        Product development expenses increased by RUR 1,150 million, or 36.8%, from 2011 to 2012 and by RUR 1,553 million, or 36.3%, from 2012 to 2013. These increases were primarily due to increases in personnel expenses, share-based compensation and office rent expenses resulting from increases in headcount and salary over the periods. Development personnel headcount increased from 1,842 as of December 31, 2011 to 2,027 as of December 31, 2012, including 69 and 71 employees of Yandex.Money, respectively, and to 2,924 as of December 31, 2013. As a percentage of revenues, product development expenses decreased slightly from 2012 to 2013 reflecting more rapid growth in revenues from the Yandex ad network as compared to revenues from Yandex websites. Because product development expenses are primarily attributable to Yandex websites and services development, expansion of the Yandex ad network does not require proportionate increases in this expense category. As a percentage of revenues, product development expenses decreased from 2011 to 2012 primarily due to the fact that we achieved economies of scale in our product development team. The significant growth in the Russian internet advertising market means that the services and technology platforms developed and supported by our software engineers are utilized by a growing number of users and internet advertisers. We also increased the utilization of our Moscow office space, allowing us to increase headcount without a commensurate increase in office rent expense, and accelerated headcount growth in our regional development offices. Thus, our internet advertising revenues have been growing faster than our costs in this functional area.

        We anticipate that product development expenses will increase in absolute terms and may increase as a percentage of revenues as we continue to hire product development personnel, add additional office space and expand the breadth and depth of our service offerings.

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

        The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Sales, general and administrative expenses	3,294	4,900	6,537
as a percentage of revenues	16.4%	17.0%	16.5%

        Sales, general and administrative expenses increased by RUR 1,637 million, or 33.4%, from 2012 to 2013 and by RUR 1,606 million, or 48.8%, from 2011 to 2012, but decreased as a percentage of revenues from 2012 to 2013. The increase in absolute terms was primarily due to increases in advertising and marketing expenses of RUR 808 million in 2013 compared to 2012 and of RUR 536 million in 2012 compared to 2011 driven primarily by increased advertising and marketing expenses in Russia and in Turkey. Increases in personnel expenses of RUR 672 million in 2012 compared to 2011 and of RUR 210 million in 2013 compared to 2012 also contributed to the overall increase in sales, general and administrative expenses. The increase in personnel expenses resulted from a rise in sales, general and administrative headcount from 1,145 as of December 31, 2011 to 1,354 as of December 31, 2012, including 118 and 137 employees of Yandex.Money, respectively, and to 1,591 as of December 31, 2013. In addition, increased headcount resulted in corresponding increases in allocable office rent and utilities of RUR 99 million in 2013 compared to 2012 and of RUR 150 million in 2012 compared to 2011. The increase in headcount across all functional areas from 2013 to 2012 also resulted in increases in general and administrative expenses, such as an increase of RUR 122 million in business travel expenses partially driven by the geographical expansion of our business, and RUR 52 million in recruiting and training expenses. With respect to 2013 compared to 2012, additional factors contributing to the overall increase were an increase of RUR 143 million in legal, audit and consulting expenses, an increase of RUR 136 million in share-based compensation expense, and an increase of RUR 83 million in bank commission expenses as we started to record commissions for online payments processing by Yandex.Money since its disposal in July 2013. With respect to 2012 compared to 2011, an additional factor contributing to the overall increase was an increase of RUR 149 million in legal, audit and consulting expenses.

        While sales, general and administrative expenses increased in absolute terms, the corresponding decrease of sales, general and administrative expenses as a percentage of revenues in 2013 compared to 2012 reflects a more robust growth in revenues than in these types of expenses.

        We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms in 2014 and future periods and may increase as a percentage of revenues as we continue to expand our business. These increases will relate primarily to increased personnel and office rent expenses, as well as anticipated increases in advertising and marketing expenses.

        Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

        The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Depreciation and amortization expense	1,874	2,951	3,695
as a percentage of revenues	9.4%	10.3%	9.4%

        Depreciation and amortization expense increased by RUR 744 million, or 25.2%, from 2012 to 2013 and by RUR 1,077 million, or 57.5%, from 2011 to 2012. The increases in absolute terms for 2013 as compared to 2012 and for 2012 as compared to 2011 were primarily due to RUR 539 million and RUR 751 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUR 138 million and RUR 107 million increases, respectively, in depreciation expense related to purchased technologies and licenses, and RUR 27 million and RUR 57 million increases, respectively, in depreciation expense related to leasehold improvements. For 2012 as compared to 2011, the increase in absolute terms was also attributable to a RUR 91 million increase in amortization expense related to intangible assets. The increases in depreciation expense for these categories was the result of capital expenditures in 2011, 2012 and 2013 and the acquisition of SPB Software in November 2011.

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

        The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Share-based compensation expense	329	376	754
Share-based compensation expense as a percentage of revenues	1.6%	1.3%	1.9%

        Share-based compensation expense increased by RUR 378 million, or 100.5%, from 2012 to 2013, primarily because of new equity-based awards granted in 2012 and 2013.

        Share-based compensation expense increased by RUR 47 million, or 14.3%, from 2011 to 2012, primarily because of new equity-based awards granted in 2011 and 2012.

  Interest Income, Net

        Interest income, net consists of interest earned on our cash, cash equivalents, term deposits and investments in debt securities, partially offset by interest expense representing coupon and amortization of debt discount and issuance costs related to our convertible debt issued in December 2013. We derive a considerable portion of our interest income from ruble term deposits held in major Russian banks. Investments in term deposits, money market funds and debt securities held in the Netherlands generally yield considerably lower returns.

        Interest income, net increased from RUR 222 million in 2011 to RUR 1,002 million in 2012 and to RUR 1,717 million in 2013, principally as a result of investing more of our cash from operating activities in Russia, where our investments earn significantly higher returns.

  Other (Expense)/Income, Net

        Our other (expense)/income primarily consists of foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non-operating gains and losses, including gains from the sale of equity securities/subsidiaries.

        The following table presents the components of our other (expense)/income in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Foreign exchange (losses)/gains	101	(57)	139
Gain from sale of equity securities/subsidiaries	—	234	2,137
Other	(39)	(59)	(117)
Total other (expense)/income, net	62	118	2,159
Total other (expense)/income, net, as a percentage of revenues	0.3%	0.4%	5.5%

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. During the periods under review, we recorded in our primary Russian subsidiary as other (expense)/income a RUR 98 million gain, a RUR 57 million loss and a RUR 127 million gain in 2011, 2012 and 2013, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in upward and downward re-valuations of the ruble equivalent of these U.S. dollar-denominated monetary assets.

        In 2012, gain from the sale of equity securities/subsidiaries represents the gain from the sale of our ownership interest in Face.com Inc. In 2013, gain from the sale of equity securities/subsidiaries primarily consisted of a RUR 2,035 million gain from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013.

        Other (expense)/income also includes the equity income from securities/subsidiaries, changes in the fair value of derivative instruments and other non-operating gains and losses.

  Provision for Income Taxes

        The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR, except percentages)
Provision for income taxes	1,545	2,351	3,239
Effective tax rate	21.1%	22.2%	19.4%

        Our provision for income taxes increased by RUR 888 million from 2012 to 2013 and by RUR 806 million from 2011 to 2012, primarily as a result of an increase in taxable income.

        Our effective tax rate decreased by 2.8 percentage points from 2012 to 2013, primarily reflecting a significant non-taxable gain from the sale of Yandex.Money in July 2013. Adjusted for this gain, our effective tax rate for 2013 would have been 22.1%.

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

        A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2013. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

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

        Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
	(in millions of RUR)
Consolidated statements of income data:
Revenues	5,874	6,801	7,273	8,819	7,999	9,199	10,218	12,086
Operating costs and expenses:
Cost of revenues(1)	1,518	1,749	1,845	2,076	1,976	2,158	2,931	3,541
Product development(1)	1,066	1,059	1,034	1,115	1,328	1,381	1,467	1,651
Sales, general and administrative(1)	1,070	1,052	1,117	1,661	1,363	1,530	1,661	1,983
Depreciation and amortization	661	696	734	860	879	912	914	990

Total operating costs and expenses	4,315	4,556	4,730	5,712	5,546	5,981	6,973	8,165

Income from operations	1,559	2,245	2,543	3,107	2,453	3,218	3,245	3,921
Interest income, net	167	234	268	333	368	452	483	414
Other (expense)/income, net	(124)	53	147	42	26	17	2,022	94

Income before income taxes	1,602	2,532	2,958	3,482	2,847	3,687	5,750	4,429
Provision for income taxes	344	549	667	791	601	772	783	1,083

Net income	1,258	1,983	2,291	2,691	2,246	2,915	4,967	3,346

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

	Quarter ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	25.8	25.7	25.4	23.5	24.7	23.5	28.7	29.3
Product development(1)	18.2	15.6	14.2	12.6	16.6	15.0	14.4	13.7
Sales, general and administrative(1)	18.2	15.5	15.3	18.8	17.0	16.6	16.3	16.4
Depreciation and amortization	11.3	10.2	10.1	9.9	11.0	9.9	8.9	8.2

Total operating costs and expenses	73.5	67.0	65.0	64.8	69.3	65.0	68.3	67.6

Income from operations	26.5	33.0	35.0	35.2	30.7	35.0	31.7	32.4
Interest income	2.9	3.4	3.7	3.8	4.6	4.9	4.8	3.4
Other (expense)/income, net	(2.1)	0.8	2.0	0.5	0.3	0.2	19.8	0.8

Income before income taxes	27.3	37.2	40.7	39.5	35.6	40.1	56.3	36.6
Provision for income taxes	5.9	8.0	9.2	9.0	7.5	8.4	7.7	8.9

Net income	21.4%	29.2%	31.5%	30.5%	28.1%	31.7%	48.6%	27.7%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

        As of December 31, 2013, we had RUR 48,574 million in cash, cash equivalents, and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less, current term deposits consist of bank deposits with original maturities of more than three months but no more than one year, and non-current term deposits are bank deposits with original maturities of more than one year. Our current treasury policy permits us to hold up to 50% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars and, additionally, to accumulate U.S. dollars for repayment of our convertible debt in 2018. In order to achieve this split of our currency holdings, we currently convert a portion of the rubles received from operations, as well as from maturing deposits, into U.S. dollars. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and, to a lesser extent, in Russia. Our U.S. dollar-denominated holdings as of December 31, 2013 account for approximately 60.5% of our cash, cash equivalents and term deposits.

        The proceeds to us from our IPO in May 2011 were $401.4 million, net of underwriting discounts and commissions and other offering expenses incurred on the company's account. The net proceeds to us in December 2013 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $593.9 million, excluding net proceeds of $89.2 million related to the exercise of the underwriters' over-allotment option in January 2014. The notes are convertible into cash, our Class A shares or a combination of cash and Class A shares, at our election, under certain circumstances, based on an initial conversion rate of 19.4354 Class A shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of certain events. A further description of the accounting treatment related to the notes can be found in note 11 of our audited consolidated financial statements included elsewhere in this Annual Report. Those proceeds were received by our parent company, a Dutch holding company that generates no operating cash flow itself.

        Other than the proceeds from our IPO and convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles. The cumulative net profit of our Russian subsidiaries calculated in accordance with Russian accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions, unused vacation, deferred tax and bad debt reserves) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2013 was approximately RUR 35,708 million ($1,091.0 million). We have not provided for dividend withholding taxes on the unremitted earnings of our Russian subsidiaries because they are considered permanently reinvested in Russia. We are required to pay a 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty." We do not have any current plan to pay cash dividends on our shares in the near term.

        As of December 31, 2013, we had no outstanding indebtedness other than the convertible notes due 2018. We do not currently maintain any line of credit or other similar source of liquidity.

  Cash Flows

        In summary, our cash flows were:

	Year ended December 31,
	2011	2012	2013
	(in millions of RUR)
Net cash provided by operating activities	7,506	11,529	14,705
Net cash used in investing activities	(17,552)	(10,190)	(710)
Net cash provided by financing activities	11,598	361	11,461
Effect of exchange rate changes on cash	1,353	(205)	513

        Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, and the effect of changes in working capital.

        Cash provided by operating activities increased by RUR 3,176 million from 2012 to 2013. This increase was primarily due to an increase of RUR 5,251 million in net income, offset by a decrease of RUR 1,301 million in non-cash adjustments to net income and a decrease of RUR 774 million in cash provided by changes in working capital. The change in adjustments for non-cash items was primarily due to gain of RUR 1,903 million from the sale of equity securities, reflecting our sale of a 75% (less one ruble) interest in Yandex.Money in July 2013. Cash provided by working capital decreased between the periods primarily due to significant increases in accounts receivable, following growth in advertising revenues, and in prepaid expenses and other assets.

        From 2011 to 2012, cash provided by operating activities increased by RUR 4,023 million. This increase was primarily due to an increase of RUR 2,450 million in net income, an increase of RUR 1,343 million in non-cash adjustments to net income, and an increase of RUR 230 million in cash provided by changes in working capital. The change in adjustments for non-cash items was primarily due to the effect of an increase in depreciation and amortization expense of RUR 1,077 million.

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

  Cash used in investing activities.

        Cash used in investing activities in 2013 decreased by RUR 9,480 million compared to 2012 as a result of increases of RUR 3,448 million in proceeds from maturities of debt securities, RUR 1,849 million in proceeds from sale of non-marketable equity securities and by a decrease of investments in term deposits (net of proceeds) of RUR 7,913 million, partly offset by RUR 2,438 million paid for the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiary. Proceeds from the sale of equity securities consists of proceeds of RUR 1,960 from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013 and of proceeds of RUR 63 for the sale of Facebook shares received in connection with the sale of our ownership interest in Face.com.

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

        Our total capital expenditures were RUR 4,936 million in 2013 and RUR 3,984 million in 2012. Our capital expenditures have historically consisted primarily of the purchase of servers and networking equipment. We also incurred significant capital expenditures in 2012 and 2013 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure in 2014 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

  Cash used in/provided by financing activities.

        For 2013, cash provided by financing activities was RUR 11,461 million, reflecting RUR 19,719 in proceeds from the issuance of our convertible notes and RUR 439 million in proceeds from share option exercises, offset by RUR 8,518 million used to fund our open market share repurchase program and RUR 179 million in convertible debt issuance costs.

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

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2013:

	Payments due by period
	Total	Through 2014	2015 through 2016	2017 through 2018	Thereafter
	(in millions of RUR)
Operating lease obligations	12,776	3,021	4,002	3,583	2,170
Data center-related purchase obligations	2,041	1,813	228	—	—
Other purchase obligations	2,384	872	679	540	293

Total contractual obligations	17,201	5,706	4,909	4,123	2,463

        The table above presents our long-term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2013. All amounts shown include value added tax.

Critical Accounting Policies, Estimates and Assumptions

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

  Share-Based Compensation Expense

        We estimate the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share-Based Awards:

	Year ended December 31,
	2011	2012	2013
Expected life of the awards (years)	6.12 - 6.17	5.51 - 7.02	5.44 - 7.04
Expected annual volatility	65%	54%	49%
Risk-free interest rate	1.60%	0.78%	1.77%
Expected dividend yield	—	—	—

        To determine the expected option term, we use the "simplified method" as allowed under the SEC's accounting guidance, which represents the weighted- average period during which our awards are expected to be outstanding.

        With respect to price volatility, because we were a newly public company in 2011, we did not have sufficient history to estimate the volatility of our ordinary share price over the expected term of our Share-Based Awards. We used comparable public companies as a basis for our expected volatility to calculate the fair value of our awards. For grants made since the beginning of 2012, we have used historical volatility of our own share price.

        Prior to our IPO in May 2011, we based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on Russian Eurobonds with a remaining term approximating the expected term of the award being valued. For periods after May 2011, we used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date.

        In the past, we have declared and paid dividends. We did not declare any dividends with respect to 2011, 2012 or 2013. Currently, we do not have any plans to pay dividends in the near term. When we have declared dividends, we followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and we have no plans to pay cash dividends in the near term, we used an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2011, 2012 and 2013.

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

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2013, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Risks Related to Doing Business and Investing in Russia and the Other Countries in which we Operate—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

        In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on our ability to generate sufficient future taxable income. If actual events differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

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

Recently Adopted Accounting Pronouncements

        Effective January 1, 2013, we adopted the FASB accounting standards update on disclosures about offsetting assets and liabilities. The adoption of this update did not have a significant impact on our consolidated financial position, results of operations, cash flows or disclosures.

        Effective January 1, 2013, we adopted the FASB accounting standards update on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross-reference to other disclosures that provide additional detail about the reclassification amounts is required. The adoption of this update did not have a significant impact on our consolidated financial position, results of operations, cash flows, or disclosures. Refer to note 5 of our audited consolidated financial statements included elsewhere in this Annual Report for disclosure of reclassifications for the years ended December 31, 2011, 2012 and 2013.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to RUR 6,919 million and RUR 19 million as of December 31, 2013 and 2012, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUR 972 million and RUR 32 million in 2013 and 2012, respectively.

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

        In 2011, we entered into two lease agreements for an aggregate of approximately 12,000 additional square meters of office space located in our headquarters complex in Moscow. These leases have seven-year terms and entail outstanding commitments of approximately RUR 1,702 million as of December 31, 2013. The rent under these leases is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble, although we are not protected from any potential appreciation. The landlord's protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re-measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the income statement. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2013, we would have recognized additional foreign exchange losses before tax of RUR 29 million in 2013. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2013, we would have recognized additional foreign exchange gains before tax of RUR 4 million in 2013.

        The functional currency of our Dutch parent company and our Dutch and U.S. subsidiaries is the U.S. dollar. The functional currency of our Ukrainian subsidiary is the Ukrainian hryvnia. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2011, 2012 and 2013 are included as a foreign translation adjustment recorded as part of other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our net assets in the Netherlands subsequent to the IPO. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUR 22,143 million and RUR 11,906 million as of December 31, 2013 and 2012, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUR 1,153 million and RUR 2,212 million in 2013 and 2012, respectively.

        Since December 31, 2013, the Russian ruble has significantly depreciated against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2013 was RUR 32.7292 to $1.00 and, as of March 31, 2014, the value of the Russian ruble as compared to the U.S. dollar had declined to RUR 35.6871 to $1.00.

  Interest Rate Risk

        We had cash, cash equivalents and term deposits of RUR 48,574 million and held debt securities of RUR 2 million as of December 31, 2013. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents, term deposits and debt securities balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

        In December 2013, we issued and sold $600.0 million (RUR 19,719 million at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018.

We carry the convertible notes at face value less unamortized discount on our balance sheet. The fair value of the notes changes when the market price of our stock or interest rates fluctuate.

Item 6.    Directors, Senior Management and Employees.

        The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Alfred Fenaughty	87	2014	2000	Chairman and Non-Executive Director
Arkady Volozh	50	2014	2000	Executive Director and Chief Executive Officer
John Boynton	48	2015	2000	Non-Executive Director
Esther Dyson	62	2015	2006	Non-Executive Director
Elena Ivashentseva	47	2014	2000	Non-Executive Director
Rogier Rijnja	51	2014	2013	Non-Executive Director
Charles Ryan	46	2016	2011	Non-Executive Director
Alexander Voloshin	57	2016	2010	Non-Executive Director
Alexander Shulgin	36	N/A	2010	Chief Financial Officer

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

        Ms. Dyson has been a non-executive director since 2006. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also sits on the board of WPP Group, a global communications company. She started her career as a fact-checker for Forbes

Magazine, and then spent five years as a security analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited the newsletter Release 1.0 and ran the annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies AlterGeo, TerraLink, Epam and UCMS. In the U.S., she is on the boards of 23andMe, Meetup, Eventful and others. She is on the boards of listed companies WPP Group and Luxoft, based in Moscow and Kiev. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She has a B.A. in economics from Harvard University.

        Ms. Ivashentseva has been a non-executive director since 2000. Ms. Ivashentseva is a senior partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok structured and led the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru-Net B.V.), in which a Baring Vostok fund was the founder and Baring Vostok funds were, together, the largest shareholder. Since 2000, Ms. Ivashentseva has been responsible for the investment in Yandex on behalf of Internet Search Investments Limited. She is also a member of the board of Avito, Centre for Financial Technologies, Enforta, ER-Telecom, Family Doctor, InfiNet Wireless Ltd., Ivi.ru and Ozon and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ listed Russian television broadcaster, and other portfolio companies of Baring Vostok funds. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master's degree in finance and accounting from the London School of Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

        Mr. Rijnja has been a non-executive director since May 2013. He is an independent consultant, and served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam Stock Exchange, from 2011 to February 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). He was previously the director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Mr. Rijnja held several positions at Apple between 1989 and 1996 in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands

        Mr. Ryan has been a non-executive director since May 2011. A finance professional with 25 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

        Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Mr. Voloshin serves as the Chairman of the Board of Directors of Uralkali and of Freight One. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003, Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President, he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to the Chief of Staff from 1997 to 1998. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

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

Compensation and Share Ownership of Executive Officers and Directors.

        The aggregate cash compensation paid or accrued in 2013 for members of our senior management (a total of 21 persons), as a group, was RUR 142 million ($4.3 million).

        In May 2011, we granted each of our non-executive directors an option to acquire 28,000 Class A shares at the initial public offering price of $25.00 per share, effective on the closing of our initial public offering. Such options vest over a four-year period. In May 2013, we granted to our new non-executive director an option to acquire 28,000 Class A shares at a price of $27.74 per share.

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

  Compensation Committee

        Our compensation committee consists of Messrs. Boynton (chairperson), Fenaughty and Rijnja and Ms. Ivashentseva. Each member satisfies the "independence" requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Employment Agreements

        Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under Russian law. The employment agreements between our subsidiaries and certain senior managers and other employees contain non-competition and non-solicitation provisions, although we understand that such provisions are generally unenforceable under Russian law.

Employees

        The following table indicates the composition of our workforce as of December 31 each year indicated:

	2011	2012	2013
Russia	3,062	3,415	4,312
Other	250	346	590
Total	3,312	3,761	4,902

	2011	2012	2013
Product development	1,842	2,027	2,924
Sales, general and administration	1,145	1,354	1,591
Data center infrastructure	325	380	387
Total	3,312	3,761	4,902

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

        In addition, in May 2011, the Company granted ex-plan to all of its employees an aggregate of 77,230 phantom share units, which fully vested and were settled in cash in December 2011. We recognized share based compensation expense of RUR 43 million ($1.3 million) related to these grants in 2011.

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

        The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of March 14, 2014. Percentage of beneficial ownership is based on 259,051,344 Class A shares and 70,870,411 Class B shares outstanding as of March 14, 2014. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as at March 14, 2014
	Class A Shares		Class B Shares		Total Percentage
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	By Voting Power(1)	By Number of Shares
Directors and Senior Management:
Arkady Volozh	0	—	34,459,684	48.62%	35.61%	10.44%
Alfred Fenaughty(2)	19,250	*	1,400,000	1.98%	1.45%	*
John Boynton(3)	1,010,650	*	0	—	*	*
Esther Dyson(4)	179,250	*	0	—	*	*
Elena Ivashentseva(5)	2,767,955	1.07%	17,493,699	24.68%	18.36%	6.14%
Rogier Rijnja(6)	3,000	*	0	—	*	*
Charles Ryan(7)	1,646,812	*	530,743	*	*	*
Alexander Voloshin(8)	69,250	*	0	—	*	*
Alexander Shulgin(9)	130,625	*	0	—	*	*
All current directors and senior management as a group (9 persons)(10)	5,826,792	2.25%	53,884,126	76.03%	56.28%	18.10%
Principal Shareholders:
Baring Vostok Private Equity Funds(11)	2,767,955	1.07%	17,493,699	24.68%	18.36%	6.14%
Capital Group International, Inc.(12)	14,644,859	5.65%	0	—	1.51%	4.44%
Morgan Stanley Investment Management Inc.(13)	14,761,698	5.70%	0	—	1.53%	4.47%
Thornburg Investment Management Inc.(14)	18,226,289	7.04%	0	—	1.88%	5.52%
Oppenheimer Funds, Inc.(15)	25,408,818	9.81%	0	—	2.63%	7.70%
Vladimir Ivanov	2,600,000	1.00%	10,618,884	14.98%	11.24%	4.01%

Total shares held by directors, management and 5% holders	81,468,456	31.45%	64,503,010	91.02%	75.07%	44.24%

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

(2)
Consists of 1,400,000 Class B shares held by the Alfred and Riqueza Fenaughty Revocable Living Trust, the beneficiaries of which include Mr. Fenaughty or members of his family and includes 19,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014.

(3)
Includes (a) 391,400 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 425,000 Class A shares held by the John W. Boynton Trust of 2006, (c) 175,000 Class A shares held by The Diomedes Foundation, a charitable organization and (d) 19,250 Class A shares subject to an option that is currently exercisable. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014.

(4)
Includes 19,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014.

(5)
Consists of shares held by BC&B Holdings B.V. ("BC&B"). This includes 19,250 Class A shares subject to an option that is currently exercisable, but excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014. These options were granted to BC&B, which holds the options on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is a senior partner of Baring Vostok Capital Partners Limited, a Cypriot limited company, which is a sub-adviser to Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey ("BVCPL") which acts as the investment advisor with respect to the investment by Baring Vostok Private Equity Funds in BC&B. See note 11. Ms. Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(6)
Excludes options to purchase 28,000 Class A shares that are not exercisable within 60 days after March 14, 2014.

(7)
Includes 944,221 Class A shares held by Kameson Management Limited on behalf of UFG Private Equity Fund II LP (the "UFG Fund"), and 530,743 Class B shares and 683,341 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family, and by Mr. Ryan directly. Mr. Ryan is a General Partner of the UFG Fund and in such capacity has investment control over the shares held by that fund. Mr. Ryan disclaims beneficial ownership of the shares held by the UFG Fund except to the extent of his pecuniary interest therein. Includes 19,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014.

(8)
Consists of options to purchase 69,250 Class A shares that are exercisable within 60 days after March 14, 2014. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014.

(9)
Consists of options to purchase 130,625 Class A shares that are exercisable within 60 days after March 14, 2014. Excludes options to purchase 24,375 Class A shares that are not exercisable within 60 days after March 14, 2014.

(10)
Includes options to purchase 296,125 shares that are exercisable within 60 days after March 14, 2014. Excludes options to purchase 104,875 shares that are not exercisable within 60 days after March 14, 2014.

(11)
Consists of 2,748,705 Class A shares and 17,493,699 Class B shares held by BC&B and 19,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days after March 14, 2014. BC&B is 100% owned by Strickland Holdings Limited, a Cyprus registered limited liability company ("Strickland"). The share capital of Strickland is held as follows: 52.35% by Chouet Nominees Limited ("CNL"); 23.89% by Baring Vostok Nominees Limited ("BVNL"); and 23.76% by Dehus Dolmen Nominees Limited ("DDNL"). Each of CNL, BVNL and DDNL is a limited liability company incorporated under the laws of and registered in Guernsey, Channel Islands. CNL acts as a nominee holding company for the limited partnerships comprising the Baring Vostok Private Equity Fund ("BVPEF II"); BVNL acts as a nominee holding company for the limited partnerships comprising Baring Vostok Private Equity Fund III ("BVPEF III"); and DDNL acts as a nominee holding company for the limited partnerships comprising Baring Vostok Private Equity Fund IV ("BVPEF IV") (BVPEF II, BVPEF III and BVPEF IV collectively being the "BV Funds"). Each of the BV Funds which holds an interest in our shares has a separate general partner dedicated to that fund. For BVPEF II, the general partner is Baring Vostok Fund (GP) L.P., whose general partner in turn is Baring Vostok Fund Managers Limited. For BVPEF III, the general partner is Baring Vostok Fund III (GP) L.P., whose general partner in turn is Baring Vostok Fund III Managers Limited. And for BVPEF IV, the general partner is Baring Vostok Fund IV (GP) L.P., whose general partner in turn is Baring Vostok Fund IV Managers Limited. Each of Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited, being the ultimate general partner to BVPEF II, BVPEF III and BVPEF IV, respectively (each an "Ultimate General Partner"), is owned by Baring Vostok Manager Holding Limited (Guernsey) ("BVMHL"). BVMHL is owned by Peter Touzeau, Barry McClay and Mike Calvey. Each of these persons holds his shares in BVMHL in trust on behalf of certain other persons, one of whom is Ms. Ivashentseva. See note 6. Voting and investment power over the investments held by each of the BV Funds is held and exercised by the Ultimate General Partner to such fund. BVCPL, as investment advisor to the general partner of each BV Fund, has no voting or investment control over the BV Funds. An investment committee has been formed whose function is to make recommendations to the general partner to each BV Fund. The general partner, through its Ultimate General Partner, makes decisions based on recommendations received from the investment committee. The members of the investment committee are Rahul Bhasin, Chris Brotchie, Michael Calvey, John Dare, Terry English, Jean Salata, Rory Landman, and Antonio Bonchristiano. Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between CNL, BVNL and DDNL which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder's interests in Yandex. Therefore, CNL, BVNL and DDNL, acting pursuant to instructions from the Ultimate General Partner to the BV Fund for which they act as nominee, have the right to control the voting and disposition of the Class A shares and Class B shares held by BC&B. BVPEF II, BVPEF III and BVPEF IV, as well as CNL, BVNL and DDNL, disclaim beneficial ownership of the shares held by BC&B except to the extent of their pecuniary interest therein. The business address of the BV Funds and of each Ultimate General Partner is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

(12)
The number of shares reported is based solely on the Schedule 13G filed by Capital Group International, Inc. on February 13, 2014.

(13)
The number of shares reported is based solely on the Schedule 13G filed by Morgan Stanley Investment Management Inc. on February 11, 2014.

(14)
The number of shares reported is based solely on the Schedule 13G filed by Thornburg Investment Management Inc. on January 21, 2014.

(15)
The number of shares reported is based solely on the Schedule 13G filed by Oppenheimer Funds, Inc. on February 10, 2014.

Holdings by U.S. Shareholders

        As of March 14, 2014, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) and there were three holders of record of Class B shares located in the United States, together holding in the aggregate approximately 95.27% and 2.72% of our outstanding Class A and B shares by number, respectively, representing in the aggregate approximately 27.50% of our outstanding shares by voting power.

Related Party Transactions

Shareholders Agreement

        Shareholders holding an aggregate of approximately 83 million Class A and Class B shares, representing approximately 71.0% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

        Demand registration rights.    Shareholders party to the agreement together holding approximately 64 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters' discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F-3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

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

  Yandex.Money Joint Venture

        In July 2013, we sold a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank for $60 million in cash and entered into a joint venture arrangement with Sberbank in respect of the future operation of this business, which continues under the Yandex.Money brand. Our joint venture agreement with Sberbank provides for standard minority protections and will address corporate governance matters such as veto rights, deadlock mechanisms and rights of first refusal and co-sale.

        Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013, we retained a non-controlling interest and significant influence over Yandex.Money's business. We continue to use Yandex.Money for payment processing and subleases to Yandex.Money part of its premises. The amount of revenues from subleasing and online payment commissions was RUR 34 million ($1.0 million) and RUR 56 million ($1.7 million), respectively, for the year ended December 31, 2013. As of December 31, 2013, the amount of receivables related to payment processing was RUR 6 million ($0.2 million). We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers and suppliers of the Company.

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

        The following table sets forth the high and low closing sale prices on The NASDAQ Global Market for our Class A ordinary shares for (1) the three most recent years, (2) the each quarter of the two most recent full financial years and any interim period, and (3) the six most recent months.

	High		Low
Annual Highs and Lows	$		$
2013		43.15		20.07
2012		27.30		16.66
2011 (from May 24)		38.84		16.95
Quarterly Highs and Lows
First Quarter 2014		44.22		28.75
Fourth Quarter 2013		43.15		35.54
Third Quarter 2013		37.93		27.49
Second Quarter 2013		29.26		20.07
First Quarter 2013		25.66		22.53
Fourth Quarter 2012		24.78		20.62
Third Quarter 2012		25.06		17.84
Second Quarter 2012		27.30		16.66
First Quarter 2012		26.87		18.30
Monthly Highs and Lows
March 2014		34.31		28.75
February 2014		41.21		35.01
January 2014		44.22		35.34
December 2013		43.15		37.42
November 2013		39.89		36.09
October 2013		41.04		35.54

        On December 31, 2013, the closing sale price per share on The NASDAQ Global Select Market was $43.15.

Item 10.    Additional Information.

Memorandum and Articles of Association

        We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012, 2012 and May 22, 2013.

Material Contracts

        We issued and sold $690 million in aggregate principal amount of 1.125% convertible senior notes due 2018, to qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933, as amended, in transactions closing December 17, 2013, and January 14, 2014.

        In connection with the offering of the notes, we entered into an Indenture, dated December 17, 2013, with the Bank of New York Mellon, a New York banking corporation, as trustee, which includes the terms and conditions upon which the notes are to be authenticated, issued and delivered. The notes are convertible into cash, Class A shares of Yandex or a combination of cash and Class A shares, at our election, based on an initial conversion rate of 19.4354 Class A shares per US$1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately US$51.45 per Class A share, subject to adjustment on the occurrence of certain events. Prior to June 15, 2018, the notes are convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date of the notes.

        The notes bear interest at a rate of 1.125% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes mature on December 15, 2018, unless earlier repurchased, redeemed or converted in accordance with their terms. The notes are senior unsecured obligations of the Company and we do not have the right to redeem the notes prior to maturity, except in connection with certain changes in tax laws.

        The net proceeds from the convertible note offering were approximately US$683 million, after deducting the initial purchasers' discount and estimated offering expenses.

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

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more "United States persons," within the meaning of the Internal Revenue Code, have the authority to control all of the substantial decisions of such trust.

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

        Under the Internal Revenue Code, qualified dividends received by certain non-corporate U.S. holders (i.e., individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations" to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a qualified foreign corporation under the Internal Revenue Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to Class A shares that meet the minimum holding period and other requirements are expected to be treated as "qualified dividend income." However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates, except to the extent that they are taxable otherwise if we are a passive foreign investment company as described below.

        Dividends received by a U.S. holder with respect to Class A shares generally will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to applicable conditions and limitations, and subject to the discussion in the next two paragraphs, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive category income" (but, in the case of some U.S. holders, may constitute "general category income").

        A "United States person," within the meaning of the Internal Revenue Code, that is an individual, an estate or a nonexempt trust is generally subject to a 3.8% surtax on the lesser of (i) the United States person's "net investment income" for the year and (ii) the excess of the United States person's "modified adjusted gross income" for that year over a threshold (which, in the case of an individual, will be between $125,000 and $250,000, depending on the individual's U.S. tax filing status). A U.S. holder's net investment income generally will include, among other things, dividends on, and gains from the sale or other taxable disposition of, our Class A shares, unless (with certain exceptions) those dividends or gains are derived in the ordinary course of a trade or business. Net investment income may be reduced by deductions properly allocable thereto; however, the U.S. foreign tax credit may not be available to reduce the surtax.

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

        Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2012 and 2013 taxable years. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not expect to be a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder's holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder's holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

        See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

 PART II.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

        The following "Use of Proceeds" information relates to our initial public offering, at $25.00 per share, of 57,391,493 Class A shares, of which 16,940,000 shares were offered by our company and 40,451,493 shares were offered by our selling shareholders (in each case, including the over-allotment option that was exercised by the underwriters). The aggregate offering price was $1,434,787,325, before underwriting discounts and commissions and offering expenses. The registration statement on Form F-1 (File No. 333-173766) for our initial public offering was declared effective by the SEC on May 23, 2011. On May 24, 2011, we completed our initial public offering after all of the registered securities were sold. Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Piper Jaffray & Co. and Pacific Crest Securities LLC were the underwriters for our initial public offering.

        We received proceeds of $401.4 million from our initial public offering, net of underwriting discounts and commissions and offering expenses incurred on the company's account. To date, we have used all of the net proceeds of the offering, including $41.5 million to invest into data centers outside of Russia and to otherwise fund international expansion, $38.4 million to purchase SPB Software in November 2011 (including contingent payments), $80.0 million to purchase KinoPoisk LLC in October 2013, and $241.5 to in part fund our open market share repurchase program.

Item 15.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

        The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company's disclosure controls and procedures as of December 31, 2013, the company's chief executive officer and chief financial officer concluded that, as of such date, the company's disclosure controls and procedures were effective.

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

        Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2013. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2013, our internal control over financial reporting was effective.

        No change in the company's internal control over financial reporting occurred during the fiscal year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by ZAO Deloitte & Touche CIS, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the internal control over financial reporting of Yandex N.V. and subsidiaries, (together "the Company") as December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 4, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of readers in the United States of America.

/s/ ZAO DELOITTE & TOUCHE CIS
Moscow, Russia
April 4, 2014

Item 16A.    Audit Committee Financial Expert.

        Mr. Ryan qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our board of directors

Item 16B.    Code of Ethics.

        We have adopted a written code of ethics applicable to directors, members of senior management and employees of the company and any of the company's direct and indirect subsidiaries. Our code of ethics is posted on our company website at: http://files.shareholder.com/downloads/YNDX/2922636862x0x555143/d62ce4dc-15b3-46b5-8083-caf95620de2f/ Code_of_Business_Ethics_and_Conduct.pdf.

        Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C.    Principal Accountant Fees and Services.

        The following table summarizes the fees of ZAO Deloitte & Touche CIS, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years.

	2012	2013
	(RUR in million)
Audit Fees(1)	22.3	27.1
Audit Related Fees(2)	6.0	7.8
Tax Fees(3)	0.2	0.9
All Other Fees	—	—

Total Fees	28.5	35.8

(1)
Audit fees for 2012 and 2013 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre-Approval Policies for Non-Audit Services

        In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved 100% of the non-audit services performed for us by Deloitte & Touche during 2013.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Shares(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 1 - 31, 2013	—	—	—	—
February 1 - 28, 2013	—	—	—	—
March 1 - 31, 2013	520,000	$22.7492	520,000	11,480,000
April 1 - 30, 2013	1,668,049	$21.8972	1,668,049	9,811,951
May 1 - 31, 2013	799,170	$26.9168	799,170	9,012,781
June 1 - 30, 2013	761,840	$26.6090	761,840	8,250,941
July 1 - 31, 2013	481,000	$30.0237	481,000	7,769,941
August 1 - 31, 2013	940,100	$32.9218	940,100	6,829,841
September 1 - 30, 2013	820,000	$35.4432	820,000	6,009,841
October 1 - 31, 2013	983,522	$38.3779	983,522	5,026,319
November 1 - 30, 2013	840,000	$37.8657	840,000	4,186,319
December 1 - 31, 2013	860,000	$40.2825	860,000	6,326,319

Total	8,673,681	$30.9890	8,673,681	6,326,319

(1)
As of trade date

(2)
Weighted average per month

(3)
On March 11, 2013, we announced that our board of directors had authorized a program to repurchase up to 12 million of our Class A shares from time to time in open market transactions. On December 10, 2013, we announced that our board of directors had authorized an increase in our existing 12 million share repurchase program by 3 million shares, to a total of up to 15 million shares. The amended repurchase program may be in effect through November 20, 2014.

Item 16F.    Changes in Registrant's Certifying Accountant

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

PART III.

Item 17.    Financial Statements

        See "Item 18. Financial Statements."

Item 18.    Financial Statements.

        See the financial statements beginning on page F-1.

Item 19.    Exhibits.

Exhibit Number	Description of Document
1.2	Amended Articles of Association of the Company, amended as of May 22, 2013 (incorporated by reference to Exhibit 99.1 to our form 6-K filed with the Securities and Exchange Commission on December 10, 2013)
4.1	Indenture dated as of December 17, 2013 between the Company, and The Bank of New York Mellon, as trustee.
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
8.1	Principal Subsidiaries
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm
101
The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013, (ii) Consolidated Statements of Income for the Years Ended December 31, 2011, 2012 and 2013, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013, (v) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2011, 2012 and 2013, and (vi) Notes to Consolidated Financial Statements

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ ARKADY VOLOZH
	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: April 4, 2014

YANDEX N.V.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2014, expressed an unqualified opinion on the Company's internal control over financial reporting.

        Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO DELOITTE & TOUCHE CIS

Moscow, Russia
April 4, 2014

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)

	As of December 31,
	Notes	2012	2013	2013
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	5	7,425	33,394	1,020.3
Marketable securities	5	76	87	2.7
Term deposits		4,629	—	—
Accounts receivable, net	5	1,767	2,785	85.1
Prepaid expenses		597	689	21.0
Assets held for sale	4	2,024	—	—
Deferred tax assets	10	456	596	18.2
Other current assets	5	1,217	1,332	40.7

Total current assets		18,191	38,883	1,188.0
Property and equipment, net	8	8,095	9,729	297.3
Intangible assets, net	9	323	664	20.2
Goodwill	9	750	2,915	89.1
Long-term prepaid expenses		695	1,042	31.8
Restricted cash	5	214	104	3.2
Term deposits		10,330	15,180	463.8
Investments in non-marketable equity securities	5	500	1,250	38.2
Investments in debt securities	5	4,810	2	0.1
Deferred tax assets	10	35	3	0.1
Other non-current assets	5	342	1,539	47.0

TOTAL ASSETS		44,285	71,311	2,178.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5	2,513	3,710	113.3
Taxes payable		1,455	1,688	51.6
Deferred revenue		1,092	1,501	45.9
Liabilities related to assets held for sale	4	1,619	—	—
Deferred tax liabilities	10	3	16	0.5

Total current liabilities		6,682	6,915	211.3
Convertible debt	11	—	16,429	502.0
Deferred tax liabilities	10	448	1,245	38.0
Other accrued liabilities		108	125	3.8

Total liabilities		7,238	24,714	755.1
Commitments and contingencies	12
Shareholders' equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 159,494,722 and 102,115,140, and Class C: 159,494,722 and 102,115,140); shares issued (Class A: 202,318,864 and 256,998,306, Class B: 125,441,218 and 72,923,447, and Class C: 27,972,630 and 23,110,819, respectively); shares outstanding (Class A: 202,318,864 and 250,732,061, Class B: 125,441,218 and 72,923,447, and Class C: nil)	13	445	242	7.4
Treasury shares at cost (Class A: nil and 6,266,245)	13	—	(6,886)	(210.4)
Additional paid-in capital		13,617	15,701	479.7
Accumulated other comprehensive income	2, 5	961	2,042	62.4
Retained earnings		22,024	35,498	1,084.6

Total shareholders' equity		37,047	46,597	1,423.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		44,285	71,311	2,178.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2011	2012	2013	2013
		RUR	RUR	RUR	$
Revenues	15	20,033	28,767	39,502	1,206.9
Operating costs and expenses:
Cost of revenues(1)		4,707	7,188	10,606	324.1
Product development(1)		3,124	4,274	5,827	178.0
Sales, general and administrative(1)		3,294	4,900	6,537	199.7
Depreciation and amortization		1,874	2,951	3,695	112.9

Total operating costs and expenses		12,999	19,313	26,665	814.7

Income from operations		7,034	9,454	12,837	392.2
Interest income, net		222	1,002	1,717	52.5
Other income, net	4	62	118	2,159	65.9

Net income before income taxes		7,318	10,574	16,713	510.6
Provision for income taxes	10	1,545	2,351	3,239	98.9

Net income		5,773	8,223	13,474	411.7

Net income per Class A and Class B share:
Basic	3	18.30	25.21	41.25	1.26

Diluted	3	17.59	24.50	40.27	1.23

Weighted average number of Class A and Class B shares outstanding
Basic	3	315,541,639	326,210,948	326,657,778	326,657,778
Diluted	3	328,155,087	335,690,596	334,571,212	334,571,212

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	26	33	61	1.9
Product development	153	221	435	13.3
Sales, general and administrative	150	122	258	7.9

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2011	2012	2013	2013
		RUR	RUR	RUR	$
Net income		5,773	8,223	13,474	411.7
Foreign currency translation adjustment:
Foreign currency gains / (losses), net of tax, nil		1,680	(867)	1,027	31.4
Reclassification translation adjustment, net of tax, nil		—	—	54	1.6

Foreign currency translation adjustment, net of tax, nil	5	1,680	(867)	1,081	33.0

Total other comprehensive income / (loss)		1,680	(867)	1,081	33.0

Comprehensive income		7,453	7,356	14,555	444.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Years ended December 31,
	Notes	2011	2012	2013	2013
		RUR	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		5,773	8,223	13,474	411.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment		1,826	2,812	3,584	109.5
Amortization of acquisition-related intangible assets		48	139	111	3.4
Amortization of debt discount and issuance costs		—	—	24	0.7
Share-based compensation expense		286	376	754	23.1
Deferred income taxes		(169)	72	(197)	(6.0)
Foreign exchange (gains)/losses		(101)	57	(139)	(4.2)
Gain from sale of equity securities/subsidiaries		—	(234)	(2,137)	(65.3)
Other		40	51	(28)	(0.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(436)	(526)	(966)	(29.5)
Prepaid expenses and other assets		(974)	(923)	(1,301)	(39.8)
Accounts payable and accrued liabilities		1,044	1,277	1,195	36.5
Deferred revenue		347	195	401	12.3
Assets held for sale		(530)	(411)	(156)	(4.8)
Liabilities related to assets held for sale		352	421	86	2.6

Net cash provided by operating activities		7,506	11,529	14,705	449.3

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment		(5,530)	(3,984)	(4,936)	(150.8)
Acquisitions of businesses, net of cash acquired	4	(735)	—	(2,438)	(74.5)
Investments in non-marketable equity securities	4	(478)	(47)	(14)	(0.5)
Proceeds from sale of equity securities	4	—	174	2,023	61.8
Investments in debt securities		(6,548)	—	—	—
Proceeds from maturity of debt securities		—	1,521	4,969	151.8
Investments in term deposits		(13,028)	(16,585)	(11,450)	(349.8)
Maturities of term deposits		9,200	8,512	11,290	345.0
Loans granted		—	—	(279)	(8.5)
Escrow cash deposit	4	(433)	219	125	3.8

Net cash used in investing activities		(17,552)	(10,190)	(710)	(21.7)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options		231	361	439	13.4
Repurchase of share options		(8)	—	—	—
Proceeds from issuance of convertible debt	11	—	—	19,719	602.5
Payment of debt discount and issuance costs	11	—	—	(179)	(5.4)
Proceeds from issuance of ordinary shares		11,403	—	—	—
Ordinary shares issuance costs		(28)	—	—	—
Repurchases of ordinary shares		—	—	(8,518)	(260.3)

Net cash provided by financing activities		11,598	361	11,461	350.2

Effect of exchange rate changes on cash and cash equivalents		1,353	(205)	513	15.6

Net change in cash and cash equivalents		2,905	1,495	25,969	793.4
Cash and cash equivalents at beginning of period		3,025	5,930	7,425	226.9

Cash and cash equivalents at end of period		5,930	7,425	33,394	1,020.3

Supplemental disclosure of cash flow information:
Cash paid for income taxes		1,669	1,991	2,944	90.0
Cash paid for acquisitions	4	745	—	2,481	75.8
Non-cash investing activities:
Change in accounts payable for property and equipment		183	16	193	5.9
Non-cash consideration from sale of equity securities	4	—	144	—	—
Non-cash consideration for purchase of equity securities	4	—	—	112	3.4

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share Issued and Outstanding		Ordinary Shares Issued and Outstanding
							Accumulated Other Comprehensive Income/(Loss)
					Treasury shares at cost	Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount					Total
		RUR		RUR	RUR	RUR	RUR	RUR	RUR
Balance as of January 1, 2011	1	—	303,815,518	972	—	467	148	8,028	9,615
Share-based compensation expense	—	—	—	—	—	286	—	—	286
Exercise of share options	—	—	3,083,212	1	—	230	—	—	231
Repurchase of share options	—	—	—	—	—	(8)	—	—	(8)
Class B shares conversion	—	—	—	(385)	—	385	—	—	—
Issuance of shares at IPO	—		16,940,000	7		11,396	—	—	11,403
Primary offering expenses	—	—	—	—	—	(27)	—	—	(27)
Foreign currency translation adjustment	—	—	—	—	—	—	1,680	—	1,680
Net income	—	—	—	—	—	—	—	5,773	5,773
Balance as of December 31, 2011	1	—	323,838,730	595	—	12,729	1,828	13,801	28,953

Share-based compensation expense	—	—	—	—	—	376	—	—	376
Share-based compensation tax benefits	—	—	—	—	—	2	—	—	2
Exercise of share options	—	—	3,921,352	1	—	359	—	—	360
Class B shares conversion	—	—	—	(151)	—	151	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(867)	—	(867)
Net income	—	—	—	—	—	—	—	8,223	8,223
Balance as of December 31, 2012	1	—	327,760,082	445	—	13,617	961	22,024	37,047

Share-based compensation expense	—	—	—	—	—	754	—	—	754
Exercise of share options (Note 14)	—	—	4,494,804	1	—	439	—	—	440
Class B shares conversion	—	—	—	(204)	—	204	—	—	—
Repurchases of shares (Note 13)	—	—	(8,599,377)	—	(8,518)	—	—	—	(8,518)
Reissue of shares for options exercised	—	—	—	—	1,632	(1,632)	—	—	—
Issuance of convertible debt	—	—	—	—	—	2,319	—	—	2,319
Foreign currency translation adjustment, including reclassification	—	—	—	—	—	—	1,081	—	1,081
Net income	—	—	—	—	—	—	—	13,474	13,474

Balance as of December 31, 2013	1	—	323,655,509	242	(6,886)	15,701	2,042	35,498	46,597

Balance as of December 31, 2013, $		—		7.4	(210.4)	479.7	62.4	1,084.6	1,423.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Yandex N.V., together with its consolidated subsidiaries (together, the "Company"), is an internet and technology company and operates Russia's largest internet search engine. The Company generates substantially all of its revenues from online advertising. Until July 2013, it also generated revenues from online payment commissions.

        Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

        The Company has a single reportable segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements differ from the financial statements prepared by the group's individual legal entities for statutory purposes in that they reflect certain adjustments, not recorded in the accounting records of the group's individual legal entities, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. Distributable retained earnings of the Company are based on amounts reported in statutory accounts of individual entities and may significantly differ from amounts calculated on the basis of U.S. GAAP.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        No individual customer or groups of affiliated customers represented more than 10% of the Company's revenues or accounts receivable in 2011, 2012, and 2013.

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents and term deposits. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        Advertising sales commissions that are paid to agencies are accounted for as an offset to revenues and amounted to RUR 1,916, RUR 2,631 and RUR 3,171 ($96.9) in 2011, 2012 and 2013, respectively.

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

  Online Payment Commissions

        The Company recognized revenue from online payment commissions until the deconsolidation of Yandex.Money on July 4, 2013. Yandex.Money earned commissions from processing electronic payment transactions for its customers. Commission revenues resulting from processing an electronic payment transaction were recognized once the transaction was complete.

  Cost of Revenues

        Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners ("distribution partners") who distribute the Company's toolbar and other products. These amounts are primarily

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

  Advertising and Promotional Expenses

        The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2011, 2012 and 2013, promotional and advertising expenses totaled approximately RUR 364, RUR 900 and RUR 1,708 ($52.2), respectively.

  Government Funds Contributions

        The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a flat rate (34% in 2011) of the annual compensation of each employee, not to exceed certain pre-determined amounts of compensation and a regressive rate (from 30% to 10% in 2012 and 2013) based on the annual compensation of each employee. These contributions are expensed as incurred.

  Share-Based Compensation

        The Company grants share options, share appreciation rights ("SARs") and restricted share units ("RSUs") (together, "Share-Based Awards") to its employees and consultants.

        The Company estimates the fair value of share options and SARs that are expected to vest using the Black-Scholes-Merton ("BSM") pricing model and recognizes the fair value on a straight-line basis over the requisite servicing period. The assumptions used in calculating the fair value of Share-Based Awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected pre-vesting award forfeiture rate, as well as the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognizes expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of the Company's Share-Based Awards that are granted and cancelled before vesting. If the Company's actual forfeiture rate is materially different from the Company's original estimate, the share-based compensation expense could be significantly different from what the Company has recorded in the current period. Changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation expense, as the effect of adjusting

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the forfeiture rate for all current and previously recognized expense for unvested awards is recognized in the period the forfeiture estimate is changed.

        The Company measures the fair value of RSUs on the fair market values of the underlying share on the dates of grant.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interest and penalties are included within the other accrued liabilities line together with the unrecognized income tax benefits.

  Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2011, 2012 and 2013 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's legal entities domiciled outside of Russia into Russian rubles.

        Accumulated other comprehensive income of RUR 961 as of December 31, 2012 and RUR 2,042 ($62.4) as of December 31, 2013 solely comprises cumulative foreign currency translation adjustments.

  Fair Value of Financial Instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, restricted cash, investments in debt and equity securities, accounts receivable, loans to employees, accounts payable, accrued liabilities and convertible debt. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, the host contract of the capital-protected index-linked note, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of those instruments. Accordingly, no credit valuation adjustment has been recorded in the consolidated financial statements for any period presented.

  Term Deposits

        Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non-current term deposits if the original maturities are more than one year.

  Investments in Debt Securities

        As the Company has both the positive intent and the ability to hold debt securities to maturity, the Company's investments in debt securities are classified as held to maturity and are measured and presented at amortized cost, except for the capital protected index-linked note for which the host-contract is recorded at amortized cost and the embedded derivative component is recorded at fair value. The interest related to investments in debt securities is reported as a part of interest income in the consolidated statements of income.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

  Property and Equipment

        Property and equipment are recorded at cost and depreciated over their useful lives. All capital expenditures incurred before property and equipment are ready for their intended use are capitalized as assets not yet in use.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Depreciation and amortization is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	3 years
Infrastructure systems	3 - 10 years
Office furniture and equipment	3 years
Buildings	10 - 20 years
Leasehold improvements	the shorter of 5 years or the remaining period of the lease term
Other equipment	3 - 5 years
Purchased technologies and licenses	the shorter of 5 years or the underlying license terms with a weighted-average life of 4.1 years

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

        Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. The Company currently amortizes acquired intangible assets with definite lives using the straight-line method and estimated useful lives of assets ranging from 0.9 to 15.0 years, with a weighted-average life of 7.3 years:

Estimated useful lives
Content and software	1.0 - 10.0 years
Customer relationships	1.1 - 15.0 years
Contracts with suppliers	0.9 - 5.9 years
Patents and licenses	3.4 - 7.1 years
Non-compete agreements	1.1 - 3.0 years
Trade names and domain names	8.7 - 10.0 years

  Impairment of Long-lived Assets

        Goodwill is reviewed for impairment as of the end of each fiscal year. The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the carrying value of each reporting unit's net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit's carrying amount is greater than its fair value, then a second step is performed whereby the portion of the fair value that relates to the reporting unit's goodwill is compared to the carrying value of that goodwill. The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds the fair value. The Company has determined that there are no impairment losses in respect of goodwill for any of the periods covered by these financial statements.

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

  Recently Adopted Accounting Pronouncements

        Effective January 1, 2013, the Company adopted the Financial Accounting Standards Board ("FASB") accounting standards updates on disclosures about offsetting assets and liabilities. The adoption of these updates did not have a significant impact on the Company's consolidated financial position, results of operations, cash flows or disclosures.

        Effective January 1, 2013, the Company adopted the FASB accounting standards update on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. The adoption of this update did not have a significant impact on the Company's consolidated financial position, results of operations, cash flows, or disclosures. Refer to Note 5 for disclosure of reclassifications for the years ended December 31, 2011, 2012 and 2013.

  Effect of Recently Issued Accounting Pronouncements

        In July 2013, the FASB issued an accounting standards update on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on its financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE

        Basic net income per Class A and Class B ordinary share for the years ended December 31, 2011, 2012 and 2013 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the "treasury stock" method.

        The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was antidilutive for the years ended December 31, 2011, 2012 and 2013, was 1,128,660, 1,139,956 and 1,346,000, respectively.

        The Company's outstanding convertible debt provides for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash and the conversion premium for Class A shares. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the year ended December 31, 2013.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

        The components of basic and diluted net income per share were as follows:

	For the year ended December 31,
	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	1,785	3,988	4,564	3,659	9,674	295.6	3,800	116.1
Reallocation of net income as a result of conversion of Class B to Class A shares	3,988	—	3,659	—	3,800	116.1	—	—
Reallocation of net income to Class B shares	—	(18)	—	22	—	—	37	1.1

Net income, allocated for diluted	5,773	3,970	8,223	3,681	13,474	411.7	3,837	117.2
Weighted average ordinary shares outstanding—basic	97,579,615	217,962,024	181,039,148	145,171,800	234,522,372	234,522,372	92,135,406	92,135,406
Dilutive effect of:
Conversion of Class B to Class A shares	217,962,024	—	145,171,800	—	92,135,406	92,135,406	—	—
Ordinary Share-Based Awards	12,613,448	7,683,679	9,479,648	5,129,207	7,913,434	7,913,434	3,138,966	3,138,966

Weighted average ordinary shares outstanding—diluted	328,155,087	225,645,703	335,690,596	150,301,007	334,571,212	334,571,212	95,274,372	95,274,372

Net income per share attributable to ordinary shareholders:
Basic	18.30	18.30	25.21	25.21	41.25	1.26	41.25	1.26

Diluted	17.59	17.59	24.50	24.50	40.27	1.23	40.27	1.23

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisition in 2013

  KinoPoisk

        In October 2013, the Company completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiary ("KinoPoisk"), operating the largest and most comprehensive Russian-language website dedicated to movies, television programs and celebrities, for cash consideration of $80.0 (RUR 2,577 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, including $3.0 (RUR 97 at the exchange rate as of the acquisition date) paid into an escrow account. The amount in escrow will be paid to the sellers on the second anniversary of the completion closing assuming no warranty claims.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

        Set out below is the condensed balance sheet of KinoPoisk as of October 14, 2013, reflecting an allocation of the purchase price to the net assets acquired:

October 14, 2013
RUR
ASSETS:
Cash and cash equivalents	39
Current assets	59
Property and equipment	3
Intangible assets	440
Goodwill	2,140
Non-current assets	1

Total assets	2,682

LIABILITIES:
Current liabilities	20
Deferred tax liabilities	85

Net assets	2,577

Total purchase consideration	2,577

        The RUR 2,140 ($65.4) assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the distribution capabilities and market position of the Company. Of the RUR 440 ($13.4) assigned to intangible assets, approximately RUR 224 ($6.8) relates to trade names and approximately RUR 135 ($4.1) relates to portal content that will be amortized over a period of 10.0 years. The remaining RUR 81 ($2.5) assigned to intangible assets represents website and applications (RUR 63 ($2.0)), non-compete agreements (RUR 14 ($0.4)) and customer relationships (RUR 4 ($0.1)).

        The results of operations of KinoPoisk for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2012 and 2013. Accordingly, no pro forma financial information is presented. The results of operations of KinoPoisk did not have a material impact on the Company's results of operations for the year ended December 31, 2013.

  Blekko

        In August 2011, the Company completed the acquisition of a 9.7% ownership interest in Blekko, Inc. ("Blekko"), a US-based internet search engine for $15.0 (RUR 478 at the exchange rate as of the acquisition date). In June 2013, the Company increased its ownership interest in Blekko to 11.2% and received a warrant for Blekko shares representing 0.5% of its outstanding share capital in exchange for settlement of Blekko's obligation to the Company of $3.5 (RUR 112 at the exchange rate as of the acquisition date).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

        The Company does not exercise significant influence over Blekko and accordingly accounts for this investment under the cost method.

  Disposal in 2013

  Yandex.Money

        In July 2013, the Company completed the sale of a 75% less one ruble interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUR 1,964 ($59.1 at the exchange rate as of the sale date). A gain on sale and deconsolidation of the subsidiary in the amount of RUR 2,035 ($62.2) was recognized as other income, net.

        The Company retained a non-controlling interest (25% plus one ruble) and significant influence over Yandex.Money's business as its electronic money system continues to be one of the primary payment means for the Company's advertising services. Accordingly, Yandex.Money's results of operations before the sale of a 75% less one ruble interest are classified within continuing operations and the remaining investment is accounted for under the equity method within Investments in non-marketable equity securities.

        Yandex.Money's assets held for sale and liabilities related to assets held for sale as of December 31, 2012 and July 4, 2013 (the date of sale) consisted of the following:

	December 31, 2012	July 4, 2013
	RUR	RUR
Assets held for sale
Cash and cash equivalents	1,164	1,195
Term deposits	150	280
Funds receivable, net	190	192
Goodwill	378	378
Other	142	120

Total assets held for sale	2,024	2,165

Liabilities related to assets held for sale
Funds payable and amounts due to customers	1,596	1,653
Other	23	52

Total liabilities related to assets held for sale	1,619	1,705

  Acquisition in 2012

  Seismotech

        In July 2012, the Company completed the acquisition of a 25% ownership interest in Seismotech LLC ("Seismotech"), a Russian-based geophysical data processing company, for RUR 27. The Company also has a 3-year option to buy another 25% interest in Seismotech at a fixed price that

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

is accounted for at fair value (Notes 6 and 7). The Company exercises significant influence over Seismotech and accordingly accounts for this investment under the equity method.

  Disposal in 2012

  Face.com

        In July 2012, the Company completed the sale of its ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd. ("Vizi Labs")) to a subsidiary of Facebook, Inc. ("Facebook") for cash consideration of RUR 174 and 142,479 shares of Facebook. A gain on sale in the amount of RUR 234 was recognized as other income, net.

  Acquisitions in 2011

  SPB

        In November 2011, the Company completed the acquisition of the SPB Software group ("SPB"), a mobile software developer offering a suite of mobile solutions including a mobile user interface engine for smartphones and tablets, in order to obtain a product development team and rights for technologies and software. The transaction included the acquisition of a 100% ownership in the three legal entities—SPB Software, Inc. (USA), SPB Software, Ltd. (Hong Kong), and SPB Software Co., Ltd (Thailand); as well as the acquisition of the business assets and employees of Phonesoft Consulting, Ltd. (Russia), for cash consideration of approximately $24.3 (RUR 745 at the exchange rate as of the acquisition date). The Company also paid an additional consideration of $14.1 (RUR 433 at the exchange rate as of the acquisition date) on the achievement of certain milestones and the continued employment of the former SPB shareholders on the first and the second anniversary of the closing of the transaction. $7.1 (RUR 216 at the exchange rate as of the acquisition date) of this consideration was paid in November 2012, $4.1 (RUR 126 at the exchange rate as of the acquisition date) in February 2013, and the remaining $2.9 (RUR 90 at the exchange rate as of the acquisition date) in November 2013. The Company has not recorded these contingent payments as purchase price consideration but instead records them as compensation expense on a straight-line basis as the former SPB shareholders completed their requisite service periods. The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

acquired and liabilities assumed. The following is the condensed balance sheet of SPB as of November 23, 2011, reflecting an allocation of the purchase price to the net assets acquired:

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

        The results of operations of SPB for the period prior to acquisition would not have had a material impact on the Company's results of operations for the year ended December 31, 2011. Accordingly, no pro forma financial information is presented.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

  Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Cash	926	2,293	70.0
Cash equivalents:
Bank deposits	5,530	16,730	511.2
Investments in money market funds	969	14,371	439.1

Total cash and cash equivalents	7,425	33,394	1,020.3

        Non-current restricted cash as of December 31, 2012 consisted of the cash reserved in a special escrow account to pay for the contingent consideration in relation to the acquisition of SPB Software group (Note 4). Non-current restricted cash as of December 31, 2013 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of KinoPoisk (Note 4).

  Accounts Receivable, Net

        Accounts receivable as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Trade receivables	1,842	2,858	87.3
Allowance for doubtful accounts	(75)	(73)	(2.2)

Total accounts receivable, net	1,767	2,785	85.1

        Movements in the allowance for doubtful accounts are as follows:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Balance at the beginning of the period	64	89	75	2.3
Charges to expenses	25	17	21	0.6
Utilization	—	(31)	(23)	(0.7)

Balance at the end of the period	89	75	73	2.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Other Current Assets

        Other current assets as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Interest receivable	558	423	12.9
VAT reclaimable	502	704	21.5
Prepaid taxes	18	63	1.9
Other receivables	85	49	1.5
Loans granted	—	32	1.0
Inventory	8	—	—
Other	46	61	1.9

Total other current assets	1,217	1,332	40.7

  Other Non-current Assets

        Other non-current assets as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Interest receivable	—	728	22.2
Loans to employees	199	447	13.7
Loans granted	—	246	7.5
VAT reclaimable	36	116	3.5
Other receivables	68	2	0.1
Marketable securities (Note 7)	39	—	—

Total other non-current assets	342	1,539	47.0

  Investments in Debt Securities

        Investments in debt securities as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Capital protected index-linked note (Note 7)	2,378	—	—
Credit-linked notes	2,430	—	—
Other	2	2	0.1

Total investments in debt securities	4,810	2	0.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Investments in Equity Securities

        Investments in non-marketable equity securities as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Blekko Inc (Note 4).	456	605	18.5
Yandex.Money (Note 4)	—	583	17.8
Seismotech LLC (Note 4)	35	36	1.1
Other	9	26	0.8

Total investments in non-marketable equity securities	500	1,250	38.2

        The Company exercises significant influence over Seismotech and Yandex.Money and accordingly accounts for these investments under the equity method. The Company records its share of the results of these investees in the amount of gain of RUR 2 and loss of RUR 6 ($0.2) for the years ended December 31, 2012 and 2013, respectively, within other income, net line in the consolidated statements of income.

        The Company does not exercise significant influence over Blekko and accordingly accounts for this investment under the cost method.

        Marketable securities of RUR 76 and RUR 87 ($2.7) and non-current marketable securities of RUR 39 and nil as of December 31, 2012 and December 31, 2013, respectively, are comprised of shares of Facebook received in connection with the sale of Face.com (Note 4). The non-current portion of marketable securities is presented within other non-current assets within the consolidated balance sheet.

  Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities as of December 31, 2012 and 2013 comprise the following:

	2012	2013	2013
	RUR	RUR	$
Trade accounts payable and accrued liabilities	2,081	3,298	100.8
Salary and other compensation expenses payable/accrued to employees	432	412	12.5

Total accounts payable and accrued liabilities	2,513	3,710	113.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Reclassifications Out of Accumulated Other Comprehensive Income

        Reclassifications of losses out of accumulated other comprehensive income for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Location	2011	2012	2013
		RUR	RUR	RUR	$
Foreign Currency Translation Adjustments, net of tax of nil	Other income, net	—	—	54	1.6

        For the year ended December 31, 2013, the reclassification resulted from the sale of a 75% less one ruble interest in the charter capital of Yandex.Money (Note 4).

6. DERIVATIVE FINANCIAL INSTRUMENTS

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

        The fair value of derivative instruments as of December 31, 2012 and 2013 is as follows:

	Balance Sheet Location	2012	2013	2013
		RUR	RUR	$
Derivative assets:
Foreign exchange contracts	Investments in debt securities	12	—	—
Equity purchase contracts	Investments in non-marketable equity securities	8	22	0.7

Total derivative assets		20	22	0.7

Derivative liabilities:
Foreign exchange contracts	Accounts payable and accrued liabilities	1	—	—
Foreign exchange contracts	Other accrued liabilities	49	9	0.3

Total derivative liabilities		50	9	0.3

        The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2011, 2012 and 2013 amounted to a gain of RUR 42, a loss of RUR 18 and a gain of RUR 27 ($0.8) respectively.

7. FAIR VALUE MEASUREMENTS

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

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

          Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

          Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The fair value of financial assets and liabilities as of December 31, 2012 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total
	RUR	RUR	RUR	RUR
Assets
Cash equivalents:
Bank deposits(1)	—	5,530	—	5,530
Investments in money market funds	969	—	—	969
Term deposits, current	—	4,629	—	4,629
Term deposits, non-current	—	10,330	—	10,330
Marketable securities, current(2)	76	—	—	76
Marketable securities, non-current(2)	39	—	—	39
Restricted cash	214	—	—	214
Loans to employees	—	199	—	199
Derivative contracts (Notes 4, 6)(2)	—	—	8	8
Capital protected index-linked note—host contract (Note 5)	—	2,366	—	2,366
Capital protected index-linked note—derivative(2) (Note 5)	—	12	—	12

	1,298	23,066	8	24,372

Liabilities
Derivative contracts(2)	—	50	—	50

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of financial assets and liabilities as of December 31, 2013 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUR	RUR	RUR	RUR	$
Assets
Cash equivalents:
Bank deposits(1)	—	16,730	—	16,730	511.2
Investments in money market funds	14,371	—	—	14,371	439.1
Term deposits, non-current	—	15,180	—	15,180	463.8
Marketable securities, current(2)	87	—	—	87	2.7
Restricted cash	104	—	—	104	3.2
Loans to employees	—	447	—	447	13.7
Loans granted	—	278	—	278	8.4
Derivative contracts (Notes 4, 6)(2)	—	—	22	22	0.6

	14,562	32,635	22	47,219	1,442.7

Liabilities
Derivative contracts(2)	—	9	—	9	0.3

	—	9	—	9	0.3

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis.

        The fair values of the Company's Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company's Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

        There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2011, 2012 and 2013.

        The total gains attributable to bank deposits and investments in money market funds amounted to RUR 204, RUR 910 and RUR 1,651 ($50.4) in 2011, 2012 and 2013, respectively. Such amounts are included in interest income in the consolidated statements of income.

        The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the years ended December 31, 2011, 2012 and 2013. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

        The Company measures the fair value of investments in debt instruments carried at amortized cost and convertible debt for disclosure purposes. The fair values of investments in debt instruments and convertible debt are considered to be Level 2 as the Company has access to the respective quoted

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

prices, but does not have visibility to the volume and frequency of trading for these securities. The carrying amounts and fair values of debt securities and convertible debt as of December 31, 2012 and 2013 were as follows:

	2012
			2013
	Carrying amount
		Fair value	Carrying amount		Fair value
	RUR	RUR	RUR	$	RUR	$
Credit-linked notes	2,430	2,404	—	—	—	—
Convertible debt	—	—	(16,429)	(502.0)	(21,647)	(661.4)

Total	2,430	2,404	(16,429)	(502.0)	(21,647)	(661.4)

        The Company did not estimate the fair value of non-marketable equity investments carried at cost because it did not identify events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments. Furthermore, the Company believes it is not practicable to estimate the fair value of these equity investments since quoted market prices are not available and the cost of obtaining independent valuations appears excessive considering the materiality of the investments to the Company.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
Servers and network equipment	7,517	9,739	297.6
Infrastructure systems	3,092	3,409	104.2
Land and buildings	823	1,172	35.8
Office furniture and equipment	731	1,002	30.6
Leasehold improvements	577	611	18.6
Other equipment	82	64	2.0
Assets not yet in use	568	1,599	48.9
Purchased technologies and licenses	1,598	2,466	75.3

Total	14,988	20,062	613.0
Less: accumulated depreciation and amortization	(6,893)	(10,333)	(315.7)

Total property and equipment, net	8,095	9,729	297.3

        Assets not yet in use primarily represent computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 26 and RUR 13 ($0.4) are included in assets not yet in use as of December 31, 2012 and 2013, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

8. PROPERTY AND EQUIPMENT, NET (Continued)

        Depreciation expenses related to property and equipment, except for purchased technologies and licenses, for the years ended December 31, 2011, 2012 and 2013 amounted to RUR 1,620, RUR 2,498 and RUR 3,132 ($95.7), respectively. Amortization expenses related to purchased technologies and licenses for the years ended December 31, 2011, 2012 and 2013 amounted to RUR 206, RUR 314 and RUR 452 ($13.8), respectively.

        The accumulated amortization of purchased technologies and licenses included in property and equipment was RUR 537 and RUR 904 ($27.6) as of December 31, 2012 and 2013, respectively. Estimated amortization expense over the next five years for purchased technologies and licenses included in property and equipment, net as of December 31, 2013 are as follows:

	RUR	$
For the year ending December 31, 2014	572	17.5
For the year ending December 31, 2015	455	13.9
For the year ending December 31, 2016	331	10.1
For the year ending December 31, 2017	157	4.8
For the year ending December 31, 2018	47	1.4
Thereafter	—	—

Total	1,562	47.7

9. GOODWILL AND INTANGIBLE ASSETS, NET

        In 2013, the Company acquired KinoPoisk (Note 4). This acquisition was accounted for under the acquisition method resulting in the recognition of RUR 2,140 ($65.4) of acquired goodwill. The changes in the carrying amount of goodwill are as follows:

	2012	2013	2013
	RUR	RUR	$
Balance at the beginning of the period	754	750	22.9
Goodwill acquired	—	2,140	65.4
Foreign currency translation adjustment	(4)	25	0.8

Balance at the end of the period	750	2,915	89.1

        The Company has not recorded any impairment on goodwill to date.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET (Continued)

        Intangible assets, net of amortization, as of December 31, 2012 and 2013 consisted of the following intangible assets acquired as part of business combinations:

	2012			2013
	Cost	Less: Accumulated amortization	Net carrying value	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
	RUR	RUR	RUR	RUR	RUR	RUR	$
Content and software	283	(114)	169	489	(173)	316	9.7
Patents and licenses	161	(66)	95	167	(106)	61	1.8
Customer relationships	62	(13)	49	71	(18)	53	1.6
Contracts with suppliers	23	(19)	4	23	(22)	1	—
Non-compete agreements	17	(11)	6	14	(1)	13	0.4
Trade names and domain names	—	—	—	224	(4)	220	6.7

Total intangible assets	546	(223)	323	988	(324)	664	20.2

        Amortization expenses of intangible assets for the years ended December 31, 2011, 2012 and 2013 were RUR 48, RUR 139 and RUR 111 ($3.4), respectively.

        Estimated amortization expense over the next five years for intangible assets included in the accompanying consolidated balance sheet as of December 31, 2013 are as follows:

	RUR	$
For the year ending December 31, 2014	131	4.0
For the year ending December 31, 2015	91	2.8
For the year ending December 31, 2016	84	2.6
For the year ending December 31, 2017	80	2.4
For the year ending December 31, 2018	80	2.4
Thereafter	198	6.0

Total	664	20.2

10. INCOME TAX

        Income taxes are computed in accordance with Russian Federation and Dutch tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for 2011, 2012 and 2013. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in 2011, 2012 and 2013.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        Provision for income taxes for the years ended December 31, 2011, 2012 and 2013 consisted of the following:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Current provision for income tax—Russia	(1,689)	(2,281)	(3,325)	(101.6)
Current provision for income tax—other	(25)	2	(111)	(3.3)
Deferred income tax (expense)/ benefit—Russia	115	(58)	175	5.3
Deferred income tax (expense)/ benefit—other	54	(14)	22	0.7

Total provision for income taxes	(1,545)	(2,351)	(3,239)	(98.9)

        The components of net income before income taxes for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Net income before income taxes—Russia	7,713	11,350	15,716	480.2
Net income before income taxes—other	(395)	(776)	997	30.4

Total net income before income taxes	7,318	10,574	16,713	510.6

        The significant majority of the Company's revenues and taxable income is generated in the Russian Federation. Yandex N.V., the Company's Dutch parent company, has no operations and primarily generates interest income and incurs corporate expenses. Therefore, the Company has reconciled its effective tax rate to its Russian statutory rate instead of to its Dutch statutory rate in the table below. The statutory Russian income tax rate reconciled to the Company's effective income tax rate is as follows for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Expected provision at Russian statutory income tax rate of 20%	1,464	2,115	3,343	102.1
Effect of:
Tax on dividends	—	13	14	0.4
Non-deductible share-based compensation	49	75	146	4.5
Other expenses not deductible for tax purposes	49	183	83	2.5
Difference in foreign tax rates	(15)	(39)	(68)	(2.1)
Participation exemption on sale of equity investments	—	—	(393)	(12.0)
Other	(2)	4	(33)	(1.0)
Change in valuation allowance	—	—	147	4.5

Provision for income taxes	1,545	2,351	3,239	98.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        Movements in the valuation allowance are as follows:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Balance at the beginning of the period	—	—	—	—
Charges to expenses	—	—	(147)	(4.5)

Balance at the end of the period	—	—	(147)	(4.5)

        As of December 31, 2012 and 2013, the Company included accruals for unrecognized income tax benefits totaling RUR 25 and RUR 10 ($0.3), respectively, as a component of other accrued liabilities and nil and RUR 15 ($0.5), respectively, as a component of accounts payable and accrued liabilities. RUR 21 ($0.6) of unrecognized income tax benefits, if recognized, would affect the effective tax rate. The changes in 2011, 2012 and 2013 include an increase of RUR 15 and decreases of RUR 13 and RUR 1 ($0.0), respectively, associated with interest and penalties. The interest and penalties recorded as a part of provision for income tax in 2011, 2012 and 2013 resulted in benefit of nil, RUR 13 and RUR 1 ($0.0), respectively. The decrease in 2012 relates to a change in the tax accounting method for software in SPB Software, Inc. (USA). The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

        The Company believes it is more likely than not that all recognized income tax benefits will be sustained upon examination. However, income tax benefits in the amount of RUR 6 ($0.2) have a reasonable possibility of successfully being challenged by the tax authorities. The Company does not believe that any of the recognized income tax benefits have a reasonable possibility of successfully being challenged by the tax authorities within twelve months of December 31, 2013.

        A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Balance at the beginning of the period	15	97	25	0.8
Increases/(decreases) related to prior years tax positions	89	(72)	(3)	(0.1)
Increases related to current year tax positions	—	2	2	0.1
Settlements	(10)	—	—	—
Foreign currency translation adjustment	3	(2)	1	—

Balance at the end of the period	97	25	25	0.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2012 and 2013:

	2012	2013	2013
	RUR	RUR	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	222	387	11.9
Net operating loss carryforward	271	324	9.9
Other	8	40	1.2
Valuation allowance	—	(147)	(4.5)

Total deferred tax asset	501	604	18.5
Deferred tax liability
Convertible debt discount	—	(802)	(24.5)
Property and equipment	(325)	(268)	(8.2)
Intangible assets	(85)	(155)	(4.7)
Other	(51)	(41)	(1.3)

Total deferred tax liability	(461)	(1,266)	(38.7)
Net deferred tax asset/(liability)	40	(662)	(20.2)
Net deferred tax asset, current	456	596	18.2
Net deferred tax asset, non-current	35	3	0.1
Net deferred tax liability, current	(3)	(16)	(0.5)
Net deferred tax liability, non-current	(448)	(1,245)	(38.0)

        As of December 31, 2013, Yandex N.V. had net operating loss carryforwards ("NOLs") for Dutch income tax purposes of RUR 501 ($15.3). These NOLs expire in 2020, 2021 and 2022. As of December 31, 2013, a benefit of RUR 45 ($1.4) related to the Dutch NOLs described above and RUR 339 ($10.4) related to other tax effects would be recorded by the Company in additional paid-in capital if and when realized.

        The Company has not provided for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries because they are considered permanently reinvested outside of the Netherlands. As of December 31, 2013, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUR 35,708 ($1,091.0). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUR 1,785 ($54.5).

        The tax years 2010 - 2013 remain open for examination by the Russian tax authorities with respect to Yandex LLC. As of December 31, 2013, Yandex LLC was under audit by the tax inspectorate for the 2010, 2011 and 2012 tax years. The tax years 2008 - 2013 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. CONVERTIBLE DEBT

        In December 2013, the Company issued and sold $600.0 (RUR 19,719 at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 (the "Notes") at par. The Company also granted to the initial purchasers a right to purchase up to an additional $90.0 in aggregate principal amount of notes solely to cover over-allotments. Interest at an annual rate of 1.125% is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under circumstances described below, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of fundamental change as defined in the agreement. The Notes are convertible, at the option of the holder, prior to June 15, 2018, if i) the last reported sale price of the Class A shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day; ii) during a 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A shares and the conversion rate on each such trading day; or iii) upon the occurrence of specified corporate events. On or after June 15, 2018, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the business day immediately preceding the maturity date of the Notes. The Company will not have the right to redeem the Notes prior to maturity, except in connection with certain changes in tax laws. As of December 31, 2013, none of the conditions allowing the conversion of the Notes had been met.

        The net proceeds to the Company from the sale of the Notes (excluding over-allotments) were approximately RUR 19,518 ($596.3). Debt issuance costs were approximately RUR 201 ($6.1), of which RUR 33 ($1.0) was allocated to additional paid-in capital and RUR 168 ($5.1) was allocated to deferred issuance costs and will be amortized as interest expense over the term of the Notes. As of December 31, 2013, unamortized deferred issuance cost was RUR 166 ($5.1).

        The Company separately accounts for the liability and equity components of the Notes. The carrying value of the liability component of RUR 16,475 ($503.4) as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 4.84%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount is amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUR 3,245 ($99.1) as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. The carrying value of the equity component remains unchanged from the date of issuance.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. CONVERTIBLE DEBT (Continued)

        The carrying value of the Notes as of December 31, 2012 and 2013 consisted of the following:

	2012	2013	2013
	RUR	RUR	$
1.125% Convertible Senior Notes due December 2018	—	19,638	600.0
Unamortized debt discount	—	(3,209)	(98.0)

Total convertible debt	—	16,429	502.0

        The remaining unamortized debt discount of RUR 3,209 ($98.0) as of December 31, 2013 will be amortized over the remaining life of the Notes, which is approximately 5.0 years.

        The Company recognized RUR 25 ($0.8) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the year ended December 31, 2013. The effective interest rate on the liability component for the period was 5.0%.

12. COMMITMENTS AND CONTINGENCIES

  Lease and Other Commitments

        In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease. In December 2013, the Company further extended its headquarters complex signing a preliminary seven-year lease agreement for additional office space.

        As of December 31, 2013, future minimum lease payments due under the Moscow leases and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	Moscow headquarters lease	Other leases	Total	Total
	RUR	RUR	RUR	$
2014	2,288	733	3,021	92.4
2015	1,644	457	2,101	64.2
2016	1,625	276	1,901	58.1
2017	2,040	157	2,197	67.1
2018 and thereafter	3,495	61	3,556	108.6

Total	11,092	1,684	12,776	390.4

        For the purposes of the disclosure above, the Company assumed no changes in the rented space or rental price specified in existing as of reporting date rental agreements.

        For the years ended December 31, 2011, 2012 and 2013, rent expenses under operating leases totaled approximately RUR 1,199, RUR 1,656 and RUR 1,790 ($54.7), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        Additionally, the Company has entered into purchase commitments in excess of one year for other goods and services, which total RUR 556 ($17.0) in 2014, RUR 568 ($17.4) in 2015, RUR 339 ($10.4) in 2016, RUR 296 ($9.0) in 2017, RUR 244 ($7.5) in 2018 and RUR 293 ($9.0) thereafter.

  Legal Proceedings

        In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement. The Company believes that its liability, if any, in all such pending litigation, other legal proceedings or other matters will not have a material effect upon its financial condition, results of operations or the liquidity of the Company.

  Environment and Current Economic Situation

        Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. Laws and regulations affecting businesses continue to change rapidly and tax and regulatory frameworks are subject to varying interpretations.

        In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUR 21 ($0.6) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUR 3 ($0.1) and interest of RUR 1 ($0.0). As of December 31, 2013, except for the income tax contingencies described above, the Company accrued RUR 43 ($1.3) for contingencies related to non-income taxes.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

13. SHARE CAPITAL (Continued)

        The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2012			December 31, 2013
	Shares	EUR	RUR	Shares	EUR	RUR
Authorized:	4,318,989,446			4,204,230,282
Priority share	1			1
Preference shares	2,000,000,001			2,000,000,001
Class A ordinary shares	2,000,000,000			2,000,000,000
Class B ordinary shares	159,494,722			102,115,140
Class C ordinary shares	159,494,722			102,115,140
Issued and fully paid:	355,732,713	€17.0	547	353,032,573	€11.9	335
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	202,318,864	2.0	83	256,998,306	2.5	106
Class B ordinary shares	125,441,218	12.5	362	72,923,447	7.3	138
Class C ordinary shares	27,972,630	2.5	102	23,110,819	2.1	91

        Treasury Class C shares are not disclosed as such due to the technical nature of this class of shares.

        The Company repurchases its Class A shares from time to time in part to reduce the dilutive effects of its Share-Based Awards to employees and consultants of the Company.

        In March 2013, the Company's Board of Directors authorized a program to repurchase up to 12,000,000 Class A shares from time to time in open market transactions. In December 2013, the Company's Board of Directors authorized an increase in the existing program by 3,000,000 shares. The amended repurchase program may be in effect through November 20, 2014.

        For the year ended December 31, 2013, the Company repurchased 8,599,377 Class A shares at an average price of $30.70 per share for a total amount of RUR 8,518 ($260.3). Out of these shares 2,333,132 were used to satisfy the Company's obligations under Share-Based Awards. Treasury stock is accounted for under the cost method.

14. SHARE-BASED COMPENSATION

  Employee Equity Incentive Plan

        The Company has granted Share-Based Awards to employees and consultants of the Company pursuant to its Employee Share Option Plan (the "2001 Plan") and the Third Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan").

        On January 29, 2001, the Supervisory Board of Yandex Technologies Ltd. ("YTL"), the former parent of the Company, approved the 2001 Plan, which provided for the issuance of up to 36,909,292 options to employees of the Company to purchase ordinary shares in YTL. On February 7, 2007, the Company's Board adopted the 2007 Plan and subsequently amended it on October 11, 2007, October 14, 2008, November 10, 2011, and February 10, 2012. A share option issued under the 2007

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

Plan entitles the holder to purchase an ordinary share at a specified exercise price. SARs issued under the 2007 Plan entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the 2007 Plan entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. The holders of RSUs have no rights to dividends or dividends equivalent. The 2007 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 10% of the issued share capital of the Company. In connection with a capital restructuring, all outstanding share options granted to eligible employees under the 2001 Plan were cancelled and replaced with new grants of options under the 2007 Plan. The Company recorded no additional compensation cost as a result of this cancellation and replacement because the terms of the replacement awards are substantially the same.

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

        In October 2012, the Company offered non-executive employees of the Company an opportunity to exchange their SARs and options for RSUs based on an exchange ratio of 2:1. The replacement RSUs have the same vesting schedule as the existing SARs or existing options. A total of 692,855 awards were exchanged in connection with this offer. The exchange was accounted for as a modification of the award in 2012 and this did not have a material impact on the financial results.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made in the years ending December 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Dividend yield	—	—	—
Expected annual volatility	65%	54%	49%
Risk-free interest rate	1.60%	0.78%	1.77%
Expected life of the awards (years)	6.12 - 6.17	5.51 - 7.02	5.44 - 7.04
Weighted-average grant date fair value of awards (per share)	$12.82	$10.13	$15.93

        The Company used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

  •
  Expected forfeitures.  This assumption is estimated using historical trends of the number of awards forfeited prior to vesting and adjusted as appropriate for exceptional circumstances. Historically, as the Company typically only granted Share-Based Awards to senior employees who had been with the Company for at least one year, and the turnover rate for such employees was minimal, the Company estimated expected forfeitures to be insignificant. In 2012, as less senior employees began to be involved in the program, the Company calculated the forfeiture rate by reference to the historical employee turnover rate.

  •
  Expected volatility.  Because the Company's ordinary shares were not publicly traded prior to May 2011, expected volatility was previously estimated based on an analysis of the historical stock price volatility of comparable public companies for a preceding period equal to the expected term of the award grant being valued. For 2012 and 2013 grants, the Company used historical volatility of the Company's own shares.

  •
  Expected term.  The expected term of awards granted has been calculated following the "simplified" method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

  •
  Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2011, 2012 or 2013. Currently, the Company does not have any plans to pay dividends in the near term. When the Company declared dividends in 2010, it followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2011, 2012 and 2013.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

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

        The following table summarizes awards activity for the Company under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share
Outstanding as of January 1, 2013	10,133,771	$4.42	901,265	$20.21	1,871,703	—

Granted	28,000	27.74	805,000	33.29	1,311,780	—
Exercised	(4,019,986)	3.46	(87,963)	19.82	(182,147)	—
Forfeited	(115,143)	6.32	(5,388)	20.99	(104,103)	—
Cancelled	(7,250)	5.91	(250)	20.99	(131)	—

Outstanding as of December 31, 2013	6,019,392	$5.13	1,612,664	$26.75	2,897,102	—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about outstanding and exercisable awards under the 2007 Plan as of December 31, 2013:

		Awards Outstanding			Awards Exercisable
Exercise Price ($)	Type of award	Number outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	Option	455,000	1.50	$19.3	455,000	1.50	$19.3
2.16	Option	833,268	2.52	34.2	833,268	2.52	34.2
2.74	Option	705,300	3.39	28.5	705,300	3.39	28.5
3.40	Option	424,350	4.09	16.9	424,350	4.09	16.9
3.43	Option	254,595	5.38	10.1	254,595	5.38	10.1
3.51	Option	831,088	5.86	32.9	831,088	5.86	32.9
4.16	Option	826,344	6.43	32.2	626,094	6.42	24.4
8.77	Option	1,493,447	6.85	51.3	971,947	6.85	33.4
25.00	Option	168,000	7.40	3.1	105,000	7.40	1.9
27.74	Option	28,000	9.39	0.4	—	—	—

Total Options		6,019,392	5.02	228.9	5,206,642	4.73	201.6
16.95	SARs	9,375	7.97	0.2	4,688	7.97	0.1
19.00	SARs	317,750	8.57	7.7	50,875	8.57	1.2
20.99	SARs	85,540	7.92	1.9	38,395	7.92	0.9
21.05	SARs	375,000	8.88	8.3	75,000	8.88	1.6
23.19	SARs	20,000	8.18	0.4	8,750	8.18	0.2
23.29	SARs	50,000	8.88	1.0	—	—	—
32.85	SARs	620,000	9.57	6.4	—	—	—
38.99	SARs	135,000	9.88	0.5	—	—	—

Total SARs		1,612,665	9.10	26.4	177,708	8.52	4.0
—	RSU	2,897,103	9.01	125.0	426,841	8.50	18.4

		10,529,160	6.74	$380.3	5,811,191	5.12	$224.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested share awards under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2013	2,338,561	$4.37	873,449	$10.43	1,788,352	$19.23

Granted	28,000	13.46	805,000	16.01	1,311,780	31.91
Vested	(1,438,668)	3.86	(238,104)	10.50	(525,767)	19.21
Forfeited	(115,143)	3.84	(5,388)	12.45	(104,103)	21.81

Non-vested as of December 31, 2013	812,750	$5.67	1,434,957	$13.54	2,470,262	$25.86

        At December 31, 2013, there was RUR 2,382 ($72.8) of unamortized share-based compensation expense related to unvested share options, RSUs and SARs which is expected to be recognized over a weighted average period of 3.04 years. The Company expects that all but an insignificant portion of options and SARs outstanding will vest and therefore has not applied a forfeiture rate in estimating the total awards expected to vest. The Company expects 2,115,036 out of 2,470,262 RSUs to vest after December 31, 2013. To the extent the actual forfeiture rate is different from the Company's estimate, share-based compensation related to these awards will be different from our expectations.

  Ex-Plan Options

        In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling"). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A shares.

        The following table summarizes activity for these ex-plan options:

	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2012	273,690	€0.01

Exercised	(251,590)	0.01

Cancelled	(2,800)	0.01

Outstanding as of December 31, 2013	19,300	€0.01

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested ex-plan share options:

	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2012	152,600	$3.42

Vested	(152,600)	3.42

Non-vested as of December 31, 2013	—	—

        As of December 31, 2013, these ex-plan options have a remaining contractual life of 5.37 years; 19,300 outstanding ex-plan options have an intrinsic value of RUR 27 ($0.8).

        At December 31, 2013, there was no unamortized share-based compensation expense related to unvested ex-plan options.

  Ex-plan RSUs

        In November 2011, the Company acquired SPB Software Group (Note 4) and subsequently granted 25,000 RSUs to some of the former SPB Software employees. Although these RSUs were granted ex-plan, they have the same vesting provisions as Share-Based Awards granted under the 2007 Plan. As of December 31, 2013, these ex-plan RSUs had a remaining contractual life of 7.97 years; 20,125 of these RSUs had an intrinsic value of RUR 28 ($0.9); 9,625 exercisable ex-plan RSUs had an intrinsic value of RUR 14 ($0.4). These RSUs had a grant date fair value of $0.01 per share, resulting in unamortized share-based compensation expense of RUR 6 ($0.2) that is expected to be recognized over a period of 2.00 years.

  Phantom Share Units

        In May 2011, the Company granted ex-plan to all of its employees 77,230 phantom share units vesting in full in December 2011. The award was fully exercised and settled in cash in December 2011. The Company recognized share-based compensation expense of RUR 43, related to this grant.

  Share-Based Compensation Expense

        The Company recognized share-based compensation expense of RUR 329, RUR 376 and RUR 754 ($23.1) for the years ended December 31, 2011, 2012 and 2013, respectively. The Company recognized RUR 27, RUR 4 and RUR 9 ($0.3) in related tax benefits for the years ended December 31, 2011, 2012 and 2013, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT REVENUES & GEOGRAPHIC AREAS

        The Company's revenues consist of the following:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	14,590	20,610	27,584	842.8
Yandex ad network websites	2,922	4,898	7,885	240.9

Total text-based advertising	17,512	25,508	35,469	1,083.7
Display advertising	2,096	2,592	3,379	103.3

Total advertising revenue	19,608	28,100	38,848	1,187.0
Online payment commissions	383	552	394	12.0
Other revenues	42	115	260	7.9

Total revenues	20,033	28,767	39,502	1,206.9

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

        Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2011	2012	2013	2013
	RUR	RUR	RUR	$
Revenues:
Russia	19,352	27,300	36,814	1,124.8
Rest of the world	681	1,467	2,688	82.1

Total revenues	20,033	28,767	39,502	1,206.9

Long-lived assets, net:
Russia	6,963	8,447	11,998	366.6
US	1,413	1,043	841	25.7
Rest of the world	395	408	1,627	49.7

Total long-lived assets, net	8,771	9,898	14,466	442.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. RELATED-PARTY TRANSACTIONS

        The Company has in place a registration rights agreement with its major shareholders that allows them to require the Company to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances. In such circumstances, the Company is obliged to pay all expenses, other than underwriting commissions and discounts, relating to any such registration. Pursuant to this agreement, in March 2013, the Company was required to effect a registration and, in connection therewith, shareholders publicly offered an aggregate of 26,679,386 Class A shares, including 2,425,399 additional Class A shares sold pursuant to an over-allotment option granted to the underwriters at a price of $22.75 per share. Yandex did not receive any proceeds from this offering. The expenses incurred by the Company related to this offering in the amount of RUR 28 ($0.9) have been treated as related party transactions. The underwriters of the offering fully reimbursed the Company for these expenses.

        Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013 (Note 4), the Company retained a non-controlling interest and significant influence over Yandex.Money's business. The Company continues to use Yandex.Money for payment processing and to sublease to Yandex.Money part of its premises. The amount of revenues from subleasing and online payment commissions was RUR 34 ($1.0) and RUR 56 ($1.7), respectively, for the year ended December 31, 2013. As of December 31, 2013, the amount of receivables related to payment processing was RUR 6 ($0.2). The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers and suppliers of the Company.

17. SUBSEQUENT EVENTS

        In January 2014, the Company issued and sold an additional $90.0 in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 at par.

        In February and March 2014, the Company granted RSUs to purchase an aggregate of up to 264,241 Class A shares to its employees, respectively, pursuant to the 2007 Plan.

        On March 12, 2014, the Company completed the acquisition of a 100% ownership interest in KitLocate Ltd. ("KitLocate"), the developer of an energy-efficient geolocation technology for mobile devices, for a cash consideration of up to $10.2 (RUR 370 at the exchange rate as of the acquisition date), including $4.0 (RUR 146 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, $3.9 (RUR 142 at the exchange rate as of the acquisition date) paid to escrow account that will be gradually released during four years after the completion date to the KitLocate's founders subject to their continued employment, and $2.3 (RUR 82 at the exchange rate as of the acquisition date) of earn-out payments on the achievement of certain distribution milestones. The acquisition will be accounted for as a business combination and, accordingly, the total purchase price will be allocated to the tangible and intangible assets acquired and the liabilities assumed based on their respective fair values as of the acquisition date. The Company is currently working on the preliminary purchase price allocation and expects it to be completed by the end of the quarter ending June 30, 2014.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. SUBSEQUENT EVENTS (Continued)

        From January 1 through March 31, 2014, the Company repurchased 3,027,325 Class A shares at an average price of $36.65 per share, for a total amount of $110.9.

        Subsequent to December 31, 2013, the Russian ruble has significantly depreciated against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2013 was RUR 32.7292 to $1.00 and, during the period from December 31, 2013 to March 31, 2014, the currency exchange rate of the Russian ruble declined to RUR 35.6871 to $1.00. The lowest rate reached during this period was RUR 36.6505 to $1.00 as of March 18, 2014.