Form 20-F
period 2014-12-31
Yandex N.V.
filed 2015-04-30
CIK 1513845

Use these links to rapidly review the document

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Title of each class	Number of shares outstanding
Class A	267,970,405
Class B	62,051,348

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
BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

             Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

(1)
In addition, we had 8,919,063 Class C shares issued and fully paid as of December 31, 2014. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

        This Annual Report includes market data reported by comScore (December 2014), Liveinternet.ru (March 2015), Public Opinion Foundation of Russia (FOM) (January 2015), ZenithOptimedia (March 2015), Genius (December 2014), TNS (December 2014), and the Russian Federal State Statistics Service (Rosstat) (January 2015). Our search market share in Turkey is based on comScore qSearch data (December 2014).

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

  •
  the impact of macroeconomic and geopolitical developments in our markets;

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

 PART I.

Item 3.    Key Information.

A.    Selected Consolidated Financial and Statistical Data

        The selected consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2011 and 2012 and consolidated statements of income data for the years ended December 31, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated balance sheet data as of December 31, 2010 are derived from our unaudited consolidated balance sheet as re-presented for the reclassification of Yandex.Money's balances into assets held for sale and liabilities related to assets held for sale to reflect current period presentation. When we represented the consolidated balance sheet as of December 31, 2010, we did not have it re-audited.

        Ruble amounts have been translated into U.S. dollars at a rate of RUR 56.2584 to $1.00, the official exchange rate quoted as of December 31, 2014 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On April 28, 2015, the exchange rate was RUR 51.4690 to $1.00. See "Risk Factors—The depreciation of the Russian ruble has and may continue to materially adversely affect our business, financial condition and results of operations."

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

	Year ended December 31,
	2010	2011	2012	2013	2014
	RUR	RUR	RUR	RUR	RUR	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	12,500	20,033	28,767	39,502	50,767	902.4
Operating costs and expenses:
Cost of revenues(1)	2,585	4,707	7,188	10,606	14,336	254.8
Product development(1)	2,073	3,124	4,274	5,827	8,842	157.2
Sales, general and administrative(1)	1,838	3,294	4,900	6,537	7,782	138.3
Depreciation and amortization	1,181	1,874	2,951	3,695	4,484	79.7

Total operating costs and expenses	7,677	12,999	19,313	26,665	35,444	630.0
Income from operations	4,823	7,034	9,454	12,837	15,323	272.4
Interest income	156	222	1,002	1,717	856	15.2
Other income, net(2)	24	62	118	2,159	6,296	111.9

Net income before income taxes	5,003	7,318	10,574	16,713	22,475	399.5
Provision for income taxes	1,186	1,545	2,351	3,239	5,455	97.0

Net income	3,817	5,773	8,223	13,474	17,020	302.5

Net income per Class A and Class B share:
Basic	12.56	18.30	25.21	41.25	53.30	0.95

Diluted	12.37	17.59	24.50	40.27	52.27	0.93

Weighted average number of Class A and Class B shares outstanding:
Basic	303,817,388	315,541,639	326,210,948	326,657,778	319,336,782	319,336,782
Diluted	308,580,600	328,155,087	335,690,596	334,571,212	325,610,277	325,610,277

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2010	2011	2012	2013	2014
	RUR	RUR	RUR	RUR	RUR	$
Cost of revenues	16	26	33	61	101	1.8
Product development	87	153	221	435	780	13.9
Sales, general and administrative	57	150	122	258	329	5.8
(2)
A major component of other income, net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. For example, in 2014, other income includes RUR 6,518 million of foreign exchange gains arising from the appreciation of the U.S. dollar compared to the Russian ruble in that year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by this appreciation, it resulted in an upward re-valuation of the ruble equivalent of these U.S. dollar-denominated monetary assets. Similarly, in periods where the U.S. dollar depreciates compared to the Russian ruble, we incur foreign exchange losses resulting from the downward revaluation of these assets. Other income also includes other non-operating gains and losses. In 2013, other income included a RUR 2,035 million gain from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank.

	As of December 31
	2010	2011	2012	2013	2014
	RUR	RUR	RUR	RUR	RUR	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	3,025	5,930	7,425	33,394	17,645	313.6
Term deposits (current and non-current)	3,289	7,133	14,959	15,180	31,526	560.4
Total assets	12,617	34,076	44,285	71,311	94,924	1,687.3
Total current liabilities	2,937	4,711	6,682	6,915	9,796	174.1
Total non-current liabilities(2)	65	412	556	17,799	29,392	522.5
Total shareholders' equity	9,615	28,953	37,047	46,597	55,736	990.7

(1)
Prior periods have been reclassified to reflect current period presentation. Balances related to assets held for sale (note 4 to our consolidated financial statements) are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale.

(2)
The total non-current liabilities as of December 31, 2013 and December 31, 2014, mainly result from the convertible bond offering. Please refer to note 11 to our consolidated financial statements.

Exchange Rate Information

        Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUR to U.S. dollars and from U.S. dollars to RUR in this Annual Report were made at a rate of RUR 56.2584 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2014. On April 28, 2015, the exchange rate was RUR 51.4690 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

        The following table presents information on the exchange rates between RUR and the U.S. dollar for the periods indicated as quoted by the Central Bank of the Russian Federation:

	RUR per U.S. dollar
Period	Period-end	Average	Low	High
2010	30.48	30.37	31.78	28.93
2011	32.20	29.39	32.68	27.26
2012	30.37	31.09	34.04	28.95
2013	32.73	31.85	33.47	29.93
2014	56.26	38.42	67.79	32.66
October 2014	43.39	40.77	43.39	39.38
November 2014	49.32	45.91	49.32	41.96
December 2014	56.26	55.54	67.79	49.32
January 2015	68.93	61.88	68.93	56.24
February 2015	61.27	64.68	69.66	60.71
March 2015	58.46	60.26	62.68	56.43

        See "Risk Factors—The depreciation of the Russian ruble has and may continue to materially adversely affect our business, financial condition and results of operations" for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

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

Risks Related to the Russian Economy

Geopolitical and macroeconomic events have adversely affected and created uncertainty and instability in the Russian economy, which could harm our business, financial condition and results of operations.

        In 2014 and early 2015, Russia has experienced an economic downturn that has been characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a forecasted decline in the gross domestic product in 2015, a steep decline in the value of shares traded on its stock exchanges, and a material increase in the inflation rate. The Russian economy is particularly sensitive to the price of oil, and recent substantial decreases in oil prices have adversely affected and may continue to adversely affect its economy. In addition, international sanctions have been imposed on identified parties and business sectors in Russia in connection with the geopolitical situation in Ukraine, as described below. See "—The current geopolitical conflict in Ukraine and related international economic sanctions may continue to adversely affect the Russian economy and the value of investments in Russia, and could harm our business, financial condition and results of operations."

        In 2014, the Russian ruble depreciated against the US dollar by 42%. During the period from January 1, 2015 to April 28, 2015, the value of the Russian ruble appreciated against the US dollar by approximately 9% to RUR 51.5 to $1.00. See "—The depreciation of the Russian ruble has and may continue to materially adversely affect our business, financial condition and results of operations."

        On December 11, 2014, the Central Bank of Russia raised its key rate to 10.5%, followed by a further sharp increase on December 16, 2014 to 17%. The rate was reduced by 2 percentage points in February 2015, and a further 1 percentage point in March 2015, and remains at 14% as of April 28, 2015. Further volatility of interest rates may also adversely affect our ability to borrow funds if necessary or desirable.

        On January 26, 2015, the global credit ratings agency Standard & Poor's (S&P) downgraded Russia's sovereign debt to "junk" status. S&P lowered its long- and short-term foreign currency sovereign credit ratings on the Russian Federation to non-investment grade BB+ from investment grade BBB–. On February 20, 2015, Moody's Investor Service downgraded Russia's government bond and local currency ratings one notch to Ba1, from Baa3, and retained a negative outlook. Fitch Ratings, the only remaining large credit rating agency to do so, still rates Russia in the investment grade category, albeit at the lowest possible level in this rating and with a negative outlook. The outlook for long-term ratings is considered negative. Further declines in the oil price or other deterioration of the geopolitical situation may lead to further depreciation of the ruble and may lead to the Russia's sovereign credit rating being further downgraded by credit agencies.

        The slowdown of the Russian economy in recent periods has adversely affected our results of operations. The medium-term outlook for the Russian economy is unsettled, and continued deterioration of the economic situation would likely further adversely affect the profitability of our business. As a result of the current economic instability and any further potential deterioration in the Russian economy, total advertising spending in Russia may decrease which, in turn, could materially adversely affect our operating results. See "—We generate almost all of our revenues from advertising, which is cyclical in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition and results of operations."

The current geopolitical conflict in Ukraine and related international economic sanctions may continue to adversely affect the Russian economy and the value of investments in Russia, and could harm our business, financial condition and results of operations.

        Significant uncertainty exists surrounding the current geopolitical situation in Ukraine. The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as "sectoral" sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and E.U. persons in Crimea and Sevastopol. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions, or the ultimate outcome of the Ukrainian crisis. Political and economic sanctions may affect the ability of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. We are domiciled in the Netherlands, while our wholly owned primary operating subsidiary is organized under the laws of the Russian Federation, and several of our other subsidiaries are incorporated in other countries that have imposed economic sanctions. Although neither our parent company nor our operating subsidiaries are targets of sanctions, our business has been adversely affected by the impact of sanctions on the broader economy in Russia.

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

The depreciation of the Russian ruble has and may continue to materially adversely affect our business, financial condition and results of operations.

        The value of the Russian ruble has declined materially against the U.S. dollar in recent periods. The exchange rate quoted by the Central Bank of Russia as of December 31, 2014 was RUR 56.3 to $1.00. During the period from January 1, 2015 to April 28, 2015, the value of the Russian ruble appreciated to RUR 51.5 to $1.00.

        Although our revenues and expenses are both primarily denominated in Russian rubles, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, are for imported goods and therefore can be materially affected by changes in the value of the ruble. Moreover, the consideration we have paid in connection with a number of our acquisitions of other businesses to date has been, and future acquisition consideration may be, denominated and paid in U.S. dollars. If the Russian ruble were to experience a prolonged and significant decline in value against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

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

        Of the large global internet companies, we consider Google to be our principal competitor in the market for desktop and mobile internet search, and for text-based advertising, online advertising network, advertising intermediary services, distribution arrangements and other services. According to Liveinternet.ru Google's share of the Russian search market, based on search traffic generated, was 33.6% for March 2015 and 29.3% for the full year 2014, compared with our market share of 58.0% and 60.9%, respectively. Google launched its Russian-language search engine in 2001, and opened its first office in Russia and introduced Russian-language morphology-based search capabilities in 2006. It conducts extensive online and offline advertising campaigns in Russia. In recent periods, Google has also aggressively marketed its Chrome browser in Russia, and has taken steps to attempt to ensure that its search engine is the default search function on its browser, which has created increased competition.

        With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location-based search and advertising, including through its global arrangements with manufacturers of mobile devices and network operators to preinstall on an exclusive basis a set of Google's mobile applications. See also "—The competition to capture market share on mobile devices is intense and if we are not successful in offering, achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected." We expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition, albeit less intense, from the Russian and international websites of Microsoft and Yahoo!.

        On the domestic side, our principal competitor is Mail.ru. Although we power paid search on Mail.ru properties, we also compete with Mail.ru in the market for display advertising and other services. Mail.ru offers a wide range of internet services, including the most popular Russian web mail service, and many other services that are comparable to ours. Mail.ru's search market share was 8.6% and 7.3% in the full years 2013 and 2014 respectively. We also compete with Russian online advertising networks, such as Begun, which serve advertising to a number of popular Russian websites.

        Although we have partnerships with a number of social networking sites, such as Facebook, Twitter, Vkontakte, Odnoklassniki and My World, and serve ads on some of these sites, we also view them as increasingly significant competitors. Such sites provide users with a wide range of information and services similar to those we offer, including search, real-time news and location-based information and updates. These sites derive a substantial portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic. In light of their large audiences and the significant amount of information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be able to offer highly targeted advertising that could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users. We also compete with other destination websites, which are sites that users access primarily for content rather than search, that seek to increase their search-related traffic, as well as established companies and start-ups that are developing search technologies and other internet services.

        We cannot guarantee that we will be able to continue to compete effectively with current and future internet companies that may have greater ability to attract and retain users, greater name recognition, more personnel and greater financial and other resources. If our competitors are successful in providing similar or better search results and other internet services compared with those we offer, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our business, financial condition and results of operations.

The competition to capture market share on mobile devices is intense and if we are not successful in offering, achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.

        Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through mobile phones, smartphones, and handheld computers such as netbooks and tablets, as well as through video game consoles, and television set-top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 16% in the fourth quarter of 2013 to approximately 24% in the fourth quarter of 2014, while the percentage of our total revenues generated from mobile devices increased from approximately 12% to approximately 18% between those periods.

        Each manufacturer or distributor may establish unique technical standards for its devices, and as a result our products and services may not work or be viewable on these devices. Some manufacturers may also elect not to include our products on their devices, or may be prohibited from doing so pursuant to their agreements with other parties. In February 2015, we made a formal request to the Russian Federal Antimonopoly Service ("FAS") to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package imposed for pre-installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share and ensure ubiquity of its other services on Android-operated devices. Our share of searches on the Android platform in Russia decreased from approximately 52% in the fourth quarter of 2013 to approximately 44% in the fourth quarter of 2014. The FAS has opened an investigation based on our request. There is no assurance as to the outcome of this investigation. Moreover, even if the outcome of this investigation is favorable, we may not succeed in maintaining or materially increasing our market share on mobile devices.

        In addition, consumers are increasingly accessing content directly via "apps" tailored to particular mobile devices or in closed social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in adapting our products and services and developing competitive new products and services. See also "—As the internet evolves, an increasing amount of online content may be held in closed social networks or stored in proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations."

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

        In the past three years, we generated on average more than 98% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. During the 2008/2009 global economic crisis, total advertising spending in Russia declined by 28% in ruble terms, from 2008 to 2009, while the growth in online advertising expenditures slowed, according to the Association of Russian Communication Agencies (AKAR). As a result of the current economic slowdown, the rate of growth in online advertising expenditures slowed materially in 2014, down from a growth rate of 27% from 2012 to 2013 to 18% from 2013 to 2014. In 2015, Zenith Optimedia forecasts online advertising expenditures to grow 5%. The table below provides annual online and total advertising expenditures in Russia from 2007 to 2014:

	2007	2008	2009	2010	2011	2012	2013	2014
			(RUR in billion)
Online advertising expenditures	12.7	17.6	19.1	26.7	41.8	56.3	71.7	84.6
Growth rate	105%	39%	9%	40%	57%	35%	27%	18%
Total advertising expenditures	235.5	295.8	215.0 *	250.0 *	263.4	297.8	327.8	340.1
Growth rate	28%	26%	(27)%	16%	5%	13%	10%	4%

*
AKAR's revised estimates of the advertising expenditures for historical periods.

        Although forecasts for online advertising spending in Russia indicate sustained annual growth through 2017, we anticipate that the rate of such growth will decelerate. Any decreases or delays in online advertising spending due to economic conditions, or otherwise, would materially adversely impact our business, financial condition and results of operations. Additionally, recent decreases in international oil prices may continue to adversely affect the Russian economy. The current economic slowdown in Russia, and any further potential deterioration, may adversely affect total advertising spending in Russia, which, in turn, would materially adversely affect our operating results for 2015 and in the medium-term. See also "—Geopolitical and macroeconomic events have adversely affected and created uncertainty and instability in the Russian economy, which could harm our business, financial condition and results of operations."

Distribution arrangements with third parties are an important avenue for expanding our user base, and any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.

        To expand our user base and increase traffic to our sites and mobile applications, we enter into arrangements with leading software companies and device manufacturers for the distribution of our services and technology. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. In addition, several mobile device manufacturers include Yandex as the default search engine on certain Windows-based models of handsets in Russia. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements. See also "—The competition to capture market share on mobile devices is intense and if we are not successful in offering, achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected."

        Our largest distribution partners in 2014 were Opera, which offers mobile and desktop browsers, and Mozilla, which includes our search as the default in its Firefox browser. If we are unable to continue our arrangements with Opera or Mozilla, or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Our users can switch at any time to our competitors at no cost. If we do not continue to innovate and provide services that are useful and attractive to our users, we may be unable to retain them and may become less attractive to our advertisers, which could adversely affect our business, financial condition and results of operations.

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

        If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners. This could adversely affect our business, financial condition and results of operations.

We expect the rate of growth of our revenues to be lower in the future and we may experience downward pressure on our operating margin.

        The effectiveness of text-based advertising as a medium has contributed to the rapid growth of our business since our inception. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow and further benefit from that shift. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including continuing macroeconomic challenges in Russia, challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in the number of internet users in Russia as overall internet penetration increases.

        Other factors which may cause our operating margin to fluctuate or decline are:

  •
  changes in the proportion of our advertising revenues that we derive from the Yandex ad network compared with our own websites. In periods in which our Yandex ad network revenues grow more rapidly than those from our own sites, our operating margin generally declines because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites. The margin we earn on revenue generated from the Yandex ad network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites;

  •
  increased depreciation and amortization expense related to recent capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;

  •
  relatively higher spending on advertising and marketing to further enhance our brand and promote our services in Russia, to build and expand brand awareness in Turkey and other countries where we operate and to respond to competitive pressures, if these efforts do not drive revenue growth in the manner we anticipate;

  •
  expenses in connection with the launch of new products and related advertising and marketing efforts, which may not result in the anticipated increase in revenues or market share;

  •
  the possibility of higher fees or revenue sharing arrangements with our distribution partners that distribute our products or services or otherwise direct search queries to our website. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier for our existing users to access our services;

  •
  costs incurred in our international expansion efforts until we succeed in building the user base necessary to begin generating sufficient revenues in these markets to earn accretive operating margins there; and

  •
  increased costs associated with the creation, support and maintenance of mobile products and services to maintain and expand our offering and competitive market position, which may not result in anticipated increases in revenues or market share.

        See "Operating and Financial Review and Prospects—Key Trends Impacting Our Results of Operations."

As the Russian internet market matures, our future expansion will increasingly depend on our ability to generate revenues from new business models or in other markets.

        As internet usage has spread in Russia, the rate of growth has been declining. The number of users increased by 17% from the fall of 2010 to the fall of 2011, 12% from the fall of 2011 to the fall of 2012, 9% from the fall of 2012 to the fall of 2013, and 9% from the fall of 2013 to the fall of 2014, according to the Public Opinion Foundation of Russia, or FOM. As our core market matures, we will need to provide new services, further exploit new business models, such as e-commerce, or expand into new geographic markets in order to continue to grow our revenues at previously achieved levels. For example, we have recently launched our Yandex.Data Factory and Yandex.Taxi services to expand our revenue base. Our efforts in this regard may not be successful, which would adversely affect our business, financial condition and results of operations.

We rely on our Yandex ad network partners for a material portion of our revenues and benefit from our relationships with them. If we lose these partners, or the quality of these partners decreases, it would adversely affect our business, financial condition and results of operations.

        Revenues from advertising on our ad network partner websites represented 23.7% of our text-based and display advertising revenues in 2014 and 20.8% in 2013. This increase reflects in part the impact of our agreement to power paid search results on Mail.ru, which we entered into in July 2013. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners, other than our agreement to power paid search results on Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor's advertising services, our revenues would decline.

        Many of our key network partners operate high-profile websites, and we derive tangible and intangible benefits from this affiliation, such as increased numbers of users, extended brand awareness and greater audience reach for our advertisers. If our agreements with any of these partners are terminated or not renewed and we do not replace those agreements with comparable agreements, our business, financial condition and results of operations would be adversely affected.

        The number of paid clicks and amount of revenues that we derive from our partners in the Yandex ad network depends on, among other factors, the quality of their websites and their attractiveness to users and advertisers. Although we screen new applicants, favor websites with high-quality content and stable audiences, and strive to monitor the quality of the network partner websites on an ongoing basis, these websites are operated by independent third parties that we do not control. If our network partners' websites deteriorate in quality or otherwise fail to provide interesting and relevant content and services to their users, this may result in reduced attractiveness to their users and our advertisers, which may adversely impact our business, financial condition and results of operations.

Our business depends on a strong brand, and failing to maintain and enhance our brand would harm our ability to expand our base of users, advertisers and network partners and would materially adversely affect our business, financial condition and results of operations.

        We believe that the brand identity that we have developed through the strength of our technology and our user focus has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. Maintaining and enhancing our brand, especially in relation to mobile services, will depend largely on our ability to continue to be a technology leader and a provider of high-quality, reliable services, which we may not continue to do successfully.

        Our Yandex.Money business now operates through a joint venture with Sberbank. Although we have sought to implement appropriate controls and protections, as the minority partner in this legal entity we may have limited ability to ensure that the business is always operated in a manner that is consistent with the broader Yandex brand.

        If we or our partner fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations would be materially adversely affected.

We spend significant resources expanding and enhancing our service offerings, and if these new or enhanced services are not widely adopted by users, our business, financial condition and results of operations could be adversely affected.

        We continuously work to develop new and enhanced services to broaden and improve the overall quality of our service offerings. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, can be significant. For instance, we incurred considerable development and marketing expenses in connection with launching our Yandex.Browser in the second half of 2012 and throughout 2013. Our Yandex.Browser has been gaining market share and, in March 2015 had a 7.9% share of the desktop browser market in terms of visitors (unique cookies) and 12.9% of the mobile browser market in terms of traffic in Russia, according to Liveinternet.ru. There is strong competition in the browser market and we cannot guarantee that our browser's market share will continue to grow or maintain its current position. If our new or enhanced services are not widely adopted by users, our business, financial condition and results of operations could be adversely affected.

If we fail to manage effectively the growth of our operations, our business, financial condition and results of operations could be adversely affected.

        We have experienced, and continue to experience, continuous growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In addition, in the current macroeconomic environment we have made reductions in our staff and may further reduce or limit the expansion of our staff, which would require us to manage our operational growth with fewer people. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we seek to achieve. If we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

        As our user and advertiser bases expand, we will need to continue to increase our investment in technology, infrastructure, facilities and other areas of operations, in particular product development, sales and marketing. As a result of such growth, we will also need to continue improving our operational and financial systems and managerial control and procedures. We will have to maintain close coordination among our technical, accounting, finance, marketing and sales personnel. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures, which could harm our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

        We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This would adversely affect our business, financial condition and results of operations.

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

        Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plan, we cannot guarantee that we will be able to retain our key employees. A number of our senior employees exercised share options in connection with our initial public offering and made significant gains, while a significant portion of our outstanding equity awards held by key employees have become, or will soon become, substantially vested. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests, especially if our shares have significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

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

        We have limited experience with operations outside Russia, and in 2014 derived only approximately 9% of our revenues from advertisers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues in the new geography. For example, in 2011 we launched operations in Turkey. In December 2014, our share of the internet search market in Turkey was 4.2% according to comScore qSearch, and we have generated only nominal revenues there to date. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

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

  •
  legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for online services and content;

  •
  adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an unpredictable manner;

  •
  potentially adverse tax consequences;

  •
  deleterious changes in political environment; and

  •
  higher costs and greater management time associated with doing business internationally.

        In addition, compliance with complex and potentially conflicting foreign and Russian laws and regulations that apply to our international operations may increase our cost of doing business and may interfere with our ability to offer, or prevent us from offering, our services in one or more countries. These numerous laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, economic sanctions, internal and disclosure control rules, data protection, data retention, privacy and filtering requirements, labor relations laws, U.S. laws, such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations may result in fines; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot assure you that our employees, contractors or agents will not violate our policies. Any such violations may result in prohibitions on our ability to offer our services in one or more countries, and may also materially adversely affect our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, financial condition and results of operations.

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

  •
  geopolitical developments;

  •
  fluctuations in the exchange rate between the Russian ruble and the U.S. dollar;

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

Due to the seasonal nature of advertising spending, future results of our operations may fluctuate from period to period and from quarter to quarter, which may cause our share price to decline.

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

        We generate almost all our revenues from the sale of online advertising in Russia. Although the use of the internet as a marketing channel in Russia is maturing, the level of overall spending on advertising in Russia remains relatively low compared to that in other developed countries Broadband penetration rates in Russia are also relatively low compared to those in some other developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Although advertisers have become more familiar with online advertising in recent years, some of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may be less inclined to consider the internet effective in promoting their products and services compared with traditional media.

        Any decline in the appeal of the internet generally in Russia or the other countries in which we operate, whether as a result of increasing governmental regulation of the internet, the growth in popularity of other forms of media, a decline in the attractiveness of the internet as an advertising medium or any other factor, could have a material adverse effect on our business, financial condition and results of operations.

Index spammers could harm the integrity of our search results, which may adversely affect our business.

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

Malicious applications that interfere with or exploit security flaws in our services could materially adversely affect our business, financial condition and results of operation.

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

        As with any other internet company, Yandex is at risk of becoming a target of cracking (efforts to defeat security or encryption protections), a distributed denial-of-service attack, or other computer attack, which could result in a temporary closing of the Yandex sites or some of its services. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex's intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code. This information could potentially be valuable to our competitors or to search engine optimizers who are looking to improve their clients' site rankings within our search results pages. We are not presently aware of a situation where our code has been used in a way that would harm us, but we may be faced with such a situation in the future.

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

        We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 150 patent applications, some of which have already resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

        With respect to any intellectual property rights claim, we may have to pay damages or compensation and/or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on commercially reasonable terms or at all, and may significantly increase our operating expenses. We may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. If we cannot license or develop technology for any potentially infringing aspects of our business, we may be forced to limit our service offerings and may be unable to compete effectively. We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

Our ability to offer our services may be adversely affected by laws and regulations or user concerns regarding privacy and the protection of user data, any of which could materially adversely affect our business, financial condition and results of operations.

        Applicable Russian and foreign laws and regulations govern the collection, use, sharing and security of data that we receive from our users and partners. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to web-pages containing inaccurate or outdated information related to an individual. If personal data legislation is interpreted and applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations. Recently adopted amendments to the personal data law in Russia will require that companies store all personal data of Russian users only in databases located inside Russia, starting September 1, 2015. Although our principal data centers are currently located in Russia, this law could limit our flexibility in managing our operations globally.

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

        Furthermore, we use cookies and other widespread technologies that assist us in improving the user experience and personalization of our products and services and ultimately benefit both our users and advertisers through behavioral targeting, which makes our advertising more relevant. There is no clarity as to whether our practices are compliant with the requirements of applicable data protection legislation in Russia and abroad, and such laws could be interpreted and applied in a manner that is not consistent with our current data protection practices.

        Additionally, as our business grows in foreign jurisdictions beyond Russia and our services are offered to foreign users, we may encounter increased pressure from foreign state authorities with respect to production of information related to the users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability and other adverse consequences.

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

        The governments of the countries in which we operate are increasingly developing legislation aimed at regulation of the internet. For example, in August 2013, new amendments to Russian laws, including to the Russian Civil Code, came into effect aimed at the enhancement of intellectual property rights enforcement on the internet. Certain provisions aimed at the liability of information intermediaries could be construed to establish liability for actions not previously actionable, such as linking to allegedly infringing materials. Also, in October 2014, new amendments to the Russian Civil Code came into effect introducing strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. New legislation and regulations, such as these, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit.

        Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements (other than infringements of copyright in photographs) and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides, drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require notification to be sent by governmental authorities to the administrator of the website or hosting provider, requesting that they take down the allegedly infringing or illegal information prior to blocking access to the website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. For example, in July 2014 Russian authorities ordered that access to several websites be blocked on the basis of the violation of personal data regulations. The most recent amendment to this legislation, which comes into force on May 1, 2015, has introduced the possibility to require the permanent blocking of websites for violation of copyright and related rights. There is no clarity as to how this measure will be applied in practice. Based on these considerations and the uncertainties in the application of these laws, we may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers.

        In February 2014, new Turkish legislation expanded the liability of and requirements for internet service providers. In particular, the amended law increases the period of time for which internet service providers must retain traffic information, expands their obligation to respond to information requests from government officials and creates new grounds for taking down content and blocking of websites on the internet. Another law adopted in October 2014 introduced regulation of electronic commerce and impacts online sales, commercial messages and the protection of personal data. The Turkish Parliament, Constitutional Court and Supreme Court actively introduce, interpret and implement new rules to regulate the liability of, and may create new obligations for, internet service providers. Adoption of new rules, as well as interpretation and implementation of existing legislation regulating activities of internet service providers, may impact our operations in Turkey.

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

        As we expand our services, we will need to continue to invest in new technology infrastructure, including data centers. For example, we recently completed the first phase of construction of a data center in Finland. We may have difficulty in expanding our infrastructure to meet any rising demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

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

        In addition to physical damage and power outages, our systems are also vulnerable to human error. For example, in 2011 we experienced a network outage resulting from human error, which resulted in more than two hours of system down time and which had a temporary negative effect on our search market share. We experienced two shorter periods of downtime in 2012 and 2013 due to coding errors, which had less serious impacts on our search share. There were no significant downtime periods in 2014. Although we test updates before implementation, errors made by our employees in maintaining or expanding our systems may damage our brand and materially adversely affect our business, financial condition and results of operations.

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

        From time to time we acquire other businesses, technologies and teams. For example, in 2013 we completed the acquisition of KinoPoisk LLC, a website dedicated to movies, television programs and celebrities. In 2014 we completed the acquisitions of KitLocate Ltd., a developer of an energy efficient geolocation technology for mobile devices, Auto.ru, a Russian online auto classifieds site, the ADFOX advertising technology platform, and several others. We continue to evaluate selected potential acquisitions and, from time to time, may engage in discussions regarding potential acquisitions. The acquisition and integration of new businesses or technologies pose significant risks to our existing operations, including:

  •
  additional demands placed on our management, who are also responsible for managing our existing operations;

  •
  increased overall operating complexity of our business, requiring greater personnel and other resources;

  •
  difficulties in expanding beyond our core expertise;

  •
  significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses; and

  •
  legal risks (including potential claims of the counterparty or of third parties), which may result from our lack of expertise in the field of the target's business, an incomplete or improper due diligence, misrepresentations by counterparties, and/or other causes.

        The integration of new businesses present a number of challenges, including differing cultures or management styles, poor financial records or internal controls on the part of the acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes in respect of under-performing assets.

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

        Our future success depends in part upon our ability to offer compelling content. We license from third parties much of the content of our services, such as music, news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers this would likely result in a loss of user traffic. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations.

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

        We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates, regarding internet usage and penetration and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Ukraine, Kazakhstan and Belarus are generally less consistent and reliable due to more limited third party measurements in those countries.

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

        Emerging markets such as Russia are subject to greater risks than more developed markets, including in some cases, financial, economic, legal and political risks. Such risks or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current geopolitical situation in Ukraine may have deleterious macroeconomic and other effects on the regions in which we operate, including, among other things, increased volatility in currency values and a weaker overall business environment. In addition, such circumstances may harm or encourage volatility in our share price and in equity markets in general. These emerging market and economies are also subject to rapid change. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any crises in Russia or other emerging markets in which we operate. See also "Risks Related to the Russian Economy."

Inflation may increase our costs and exert downward pressure on our operating margin.

        The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the annual inflation rate in Russia was 6.6% in 2012, 6.5% in 2013 and 11.4% in 2014, and is forecast to be between 12% and 14% for 2015, as measured by the consumer price index. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and these increases in cost could negatively impact our operating margin.

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

  •
  rapid or unexpected changes in the legislative framework;

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

        Furthermore, a range of civil legislation in Russia is currently under review or has recently been adopted. For example, recent legislative changes have addressed intellectual property regulations, including regulation of the use of intellectual property rights in the internet and regulation of patents. Further changes set out in First Part of Russian Civil Code containing general provisions on obligations and contracts are expected to come into effect in June 2015. Such amendments may significantly affect existing business practices and result in additional legal risks related to compliance with newly adopted civil legislation.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent court decisions. In 2014, the Higher Arbitrazh Court was disbanded and cases formerly within its jurisdiction were transferred to the Supreme Court of Russia, while the system of lower arbitrazh courts remained unchanged. The Supreme Court of Russia, which through a separate division now handles commercial disputes after the judicial reorganization, and the entire system of courts of common jurisdiction, are known to be more rigid and conservative than the system of arbitrazh courts. This may result in reconsideration of the previous practices and rulings favorable to business activity and a significant change in the judicial climate in Russia.

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

        In other countries in which we operate, limited and inconsistent enforcement with respect to certain laws and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may result in our being subject to unpredictable fines or requirements, affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on our Class A shares and our business, financial condition and results of operations. The fact that we are a high-profile company may heighten this risk. See "—Businesses in Russia, have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated" and "—Risks in other countries."

The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is in the process of development, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business.

        Although we believe that we currently have all material licenses and permits required to conduct our business, court interpretations and the applicability of Russian commercial legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations. For example, we could fall within the following regulations that require receipt of licenses/permits or compliance with certain mandatory procedures:

  •
  Currently, Russian law requires acquisition of a "telematics" license by a company if it provides any telecommunications services for a fee. We generally do not charge for the online services we provide to our users and therefore believe we are not required to hold a telematics license; we do, however, generate revenue from ads directed to our users. It is possible that a Russian court or a government agency may construe our advertising revenue as an indirect "fee" and determine that we are required to hold a telematics license. Additionally, as we may further develop certain user services that would be provided for a fee in the future, we cannot assure you that such services, if developed, would not trigger the licensing requirements referenced above.

  •
  Russian law requires that "mass media" businesses be registered with the applicable governmental authority. Although Russian law does not specifically include internet enterprises in the list of mass media businesses, several internet businesses that publish news have been required to obtain an electronic mass media registration. Current law also permits electronic network publications (websites) to register on a voluntary basis as mass media under the procedures established by the law. Our principal operating subsidiary, which operates our search and most of our other user services and online properties, does not hold a mass media registration. In 2014, a member of the Russian parliament submitted an official inquiry to the General Prosecutor's Office asking whether our Yandex.News service should be registered as mass media in accordance with Russian law. The General Prosecutor's Office responded that Yandex.News is not a mass media and is not required to be registered as such. We have determined that we are not required to register as a mass media business; however, we cannot assure you that we will not be required to register as a mass media business in the future, especially if the current law changes. Obtaining and maintaining such registration may be burdensome, time-consuming and costly, and may adversely affect our business, financial conditions and results of operations. Moreover, amendments to the Mass Media Law adopted in October 2014 will limit non-Russian ownership and control, direct or indirect, of Russian mass media to no more than 20%, starting in 2016. Accordingly, if our core business were to be required to register as a mass media, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also "—If the Russian government were to impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares."

  •
  In 2014, the Russian government introduced legislation regulating popular bloggers. The legislation is drafted in general terms and can potentially apply to any owner of a website or webpage which contains publicly available information and is visited by more than 3,000 internet users daily, whether such site is owned and/or operated by an individual or a legal entity. Popular bloggers have to register with the Russian authorities and bear responsibilities in respect of the content available on their websites or webpages which are substantially similar to the obligations of mass media in Russia (including a requirement to ensure the accuracy of the information made available). Since the scope of this legislation is uncertain, it is unclear whether the new legislation applies to any of the companies of our group.

  •
  Businesses that use certain encryption technologies in their products and services may be required to obtain a license from the Russian Federal Security Service. We use standard encryption protection measures in some of our services such as Yandex.Mail, and although we believe that such use of encryption is excluded from these licensing requirements, we cannot assure that the regulator may not take a different view.

        We may have to apply for additional licenses, permits or registrations, or provide notifications, to comply with new or existing legal requirements, which may be costly or may limit our flexibility to run our business. If we fail to obtain and maintain required licenses, permits or registrations, or fail to comply with other applicable legal requirements, we may face fines, penalties or sanctions. These may include a requirement that we permanently or temporarily cease certain of our business activities, administrative penalties or criminal prosecution of our officers. In addition, we might be unable to immediately comply with new regulations upon their implementation.

We may be subject to laws that impose restrictions on the processing of certain types of personal and other data, which may affect our ability to flexibly manage our business or make it more costly to do so, or subject us to fines or other penalties.

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

        Recently adopted amendments to the personal data law in Russia will require that companies store all personal data of Russian users only in databases located inside Russia, starting September 1, 2015. In accordance with the amended legislation, a data operator, when collecting personal data of Russian citizens including on the Internet, must ensure that the personal data is recorded, systemized, accumulated, stored, updated and gathered by using databases that are situated in Russia. Non-compliance with this requirement may lead to legal liability and potentially to restriction of the availability of the service in Russia. At the time of its adoption the new legislation was supposed to come into force on September 1, 2016, but recently the commencement date was moved to September 1, 2015. Since this legislation is drafted in very general terms, it is uncertain whether it applies to our operations or, if it does apply, to what extent. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with the requirements contained in the new legislation may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users.

        Due to the nature of services we offer and the fact that we have presence in a number of countries, we may also be subject to personal data laws of other jurisdictions, especially laws regulating to cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions.

        Further, current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

We may be subject to data retention regulations that require us to collect, store and produce to the state authorities certain types of data related to the activity of our users, which may require us to acquire additional storage, make amendments to our services and products, or harm our reputation with users.

        In 2014, the Russian government adopted legislation to regulate the "organizers of information distribution". The legislation is drafted in general terms and can potentially apply to any person developing software that may receive, transfer, deliver or process electronic messages of internet users. Organizers of information distribution must notify the relevant Russian authority about the commencement of their operations. Organizers of information distribution must also retain a broad range of data relating to and generated by the users (including the facts of receipt, transfer, delivery and processing of information as well as information about the users) for a period of six months and provide such data to security and investigation authorities at their request. If an organizer of information distribution fails to comply with the above requirements, the Russian authorities can prescribe the blocking of access to the services of such organizer of information distribution.

        Although the scope of this legislation is uncertain, our main subsidiary operating in Russia has notified the relevant Russian authority that it acts as an organizer of information distribution with respect to some of the services it provides. Compliance with the legislative requirements may require significant expenditures by us such as expenditures on additional data centers, servers and other infrastructure or software development. Data retention may also harm our reputation with users and make our services less competitive in comparison with the services provided by companies located in other jurisdictions that do not require the mandatory retention of data relating to their users. Failure to comply with the requirements of the new legislation may lead to our services being unavailable for our users in Russia.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.

        Russian law prohibits the sale and advertising of certain products, such as illegal drugs. In addition, advertising for certain regulated products and services may only be conducted by, or on behalf of, advertisers who possess the licenses, approvals and certificates required to market and sell such products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers. Furthermore, a July 2012 amendment to Russian advertising legislation outlawed advertising of alcohol on the internet as well as in periodicals. Similar regulations were adopted in November 2013 with respect to the advertising of cigarettes, tobacco products and smoking accessories. In early 2014, new regulations were also adopted to limit or in certain cases to prohibit the advertising of medical services; these restrictions were loosened to some degree in June 2014. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties, such as Yandex, that merely serve or distribute such ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

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

Russian authorities could determine that we hold a dominant position in one or more of our markets, and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations.

        Russian anti-monopoly legislation imposes restrictions on companies that occupy a dominant position in a given market. We believe that the authorities have not to date addressed internet advertising in Russia to any significant extent, although we are aware of public statements by government officials suggesting that the authorities may analyze the business of online social networking. In addition, in February 2015, we made a formal request to the Russian Federal Antimonopoly Service (FAS) to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package imposed for pre-installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share. Were the Russian authorities to investigate the broader internet or online advertising industries, as a result of the Android investigation or otherwise, it is possible that they may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate. This could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as abuse of a dominant market position.

        As a general rule, actions or omissions of a dominant company are prohibited if they lead or may lead to prevention, restriction or elimination of competition or infringement of third parties' interests, resulting in the imposition of disadvantageous contractual terms to the counterparty or terms not related to the subject of the contract; fixing different prices on the same commodity, where it is not economically or technologically justifiable; creating discriminatory conditions or barriers to enter the market; or other consequences. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

Businesses in Russia, have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated.

        Many commercial laws and regulations in Russia are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a tendency to follow a very formal approach in certain cases, are entrusted with a high degree of discretion and have at times exercised their discretion in ways that may be perceived as selective or unpredictable, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, administrative investigations and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

        The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws, or interpretations of widely used practices in specific cases as impermissible. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company's stock price. In 2014 a high-ranking Russian official made public statements about Yandex that were perceived by some to be negative, following which the price of our Class A shares dropped significantly.

        High-profile businesses in Russia, such as ours, can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to facilitate change of control. Although we believe that our commitment to content neutrality principles lessens the risk of politically motivated actions against us, we cannot guarantee that we will not be affected by politically motivated actions that could materially adversely affect our operations. Moreover, although our Yandex.News service aggregates content by automatic algorithm, without regard to viewpoint, other parties may perceive our Yandex.News service as reflecting a political viewpoint or agenda, which could subject us to politically motivated actions. See also "—The legal framework governing internet services and e commerce in Russia and the other countries in which we operate is in the process of development, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business."

        The Russian parliament may adopt and government officials may apply unpredictable, contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia. Businesses operating in Russia can also be significantly affected by the rapid and unpredictable adoption of legislation, which can restrict or prohibit business practices that were previously permitted. For example, in 2013 the stock prices of a Russian bank focused on distance banking services and a company offering instant payment services dropped sharply after the news about possible introduction of new laws that could impact their operations. Following the adoption in 2014 of amendments to the Russian Mass Media Law restricting foreign ownership and control of mass media, the stock price of a television broadcaster operating in Russia and listed on a foreign stock exchange dropped significantly.

If the Russian government were to impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares.

        In October 2014, an amendment to the Russian law "On Mass Media" was adopted that will reduce the permitted level of foreign ownership in companies that hold Russian mass media registrations. The law will come into force on January 1, 2016, by which time each Russian mass media entity must comply with the requirement that non-Russian entities and individuals in the aggregate shall beneficially own or control, directly or indirectly, no greater than 20% of the relevant mass media entity. Yandex's principal businesses in Russia are not currently required to register as mass media, and therefore this new law is not applicable to our business. Were a new law with a similar regulation to be adopted that imposed a limitation on foreign ownership of internet businesses such as ours, or were the mass media law to be amended to require that our businesses register as mass media or implement a separate registration for online services, this could require a significant change in our operating or ownership structure, which could materially adversely affect our operations and/or the value of our Class A shares.

        Our Yandex.Traffic service is currently registered as an information agency. We are evaluating a restructuring of this part of our business to comply with the requirements of the mass media law, and do not expect that these requirements will adversely affect our core business.

Existing restrictions on foreign ownership may prevent a takeover of our company by a non-Russian party.

        The Russian Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" (the "Strategic Companies Law") restricts foreign ownership of companies involved in certain strategically important activities in Russia. The relevant activities include activities connected with the use of encryption technologies that are subject to licensing. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but there have previously been draft amendments under consideration by the Russian State Duma, which, if adopted, would include certain internet companies that have large audiences within the scope of this law. Amendments effective as of December 2014 further extended the scope of the Strategic Companies Law to include transactions on stock markets and acquisitions of fixed assets of strategically important companies equaling or exceeding 25% of such entity's book value as reported in its latest financial statements.

        The Strategic Companies Law requires the prior approval of a Russian Governmental Commission chaired by the Prime Minister of Russia or post-transaction notification to the Russian Federal Anti-Monopoly Service (as the case may be) when obtaining control over a strategically important company. For example, under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company or other ability to block decisions of the management bodies of a strategically important company by a foreign state, international organization or entity controlled by a foreign government, or international organization, or the direct or indirect acquisition of more than 50% of the voting power of such a company by any foreign investor or any of its controlled companies, requires the prior approval of the Russian Governmental Commission chaired by the Prime Minister. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void. If it is impossible to apply the consequences of invalidity to a void transaction, the state court may upon the lawsuit of the Russian Federal Anti-Monopoly Service adopt a decision:

  •
  depriving the foreign investor of its right to vote at the shareholders' (participant's) meeting of a strategically important company; or

  •
  invalidating the decisions of the management bodies of a strategically important company adopted after the establishment of control in breach of the Strategic Companies Law.

        Post-transaction notification to the Russian Federal Anti-Monopoly Service is required in the case of acquisition of 5% or more of the shares of a strategically important company. In addition, foreign investors or their group companies that are controlled by a foreign state or international organization are prohibited from owning more than 50% of the voting power of a strategically important company, including jointly with other unrelated foreign investors controlled by a foreign state or international organization.

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

        Moreover, because Yandex N.V. holds 25% (plus one ruble) in PS Yandex.Money LLC, there is a risk that a change of control in respect of Yandex N.V. would still require preliminary consent of the Central Bank of Russia, as Yandex N.V. could be considered to indirectly hold more than 10% of the voting power of a non-banking credit organization.

Businesses in Russia can be subject to efforts by financial groups seeking to obtain control through the exercise of economic or political influence or government connections.

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

        Russia's banking and other financial systems are less well developed and regulated than those of some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms. In addition, the United States and European Union have imposed "sectoral" and related sanctions on named Russian banks in connection with developments in Ukraine. See "—The current geopolitical conflict in Ukraine and related international economic sanctions may continue to adversely affect the Russian economy and the value of investments in Russia, and could harm our business, financial condition and results of operations."

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

        We do business with a number of companies, especially small companies that do not always operate in a fully transparent manner and that may engage in unpredictable or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have on occasion been approached by government authorities regarding potential tax claims or other compliance matters in connection with such transactions. As a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we had knowledge of or aided such practices even when we did not.

Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and results of operations.

        Russian tax, currency, and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. For example, recent major legislative developments in the Russian tax regime, such as implementation of the new transfer pricing rules, which came into effect in 2012, anti-offshore and CFC rules, which came into effect in 2015, to a large extent resemble the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and reduced tax revenue, the authorities are taking more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be put under question by the authorities. High-profile companies such as ours can be particularly vulnerable to such assertive position of the authorities.

        Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet.

        Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with a tax audits routinely undertaken at least every two years. The last tax audit of our principal Russian operating subsidiary covering 2010, 2011 and 2012 was completed in 2014, which means that activities prior to December 31, 2012 are effectively closed to a tax audit. However, a higher tax authority may conduct an audit for the financial year ending December 31, 2012.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty.

        In 2014, our principal Russian operating subsidiary distributed limited dividends to our parent company (Yandex N.V.) and applied withholding tax at a 5% rate in reliance on the provisions of the Netherlands-Russia tax treaty.

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

        Moreover, one of the requirements for applying withholding tax at a rate of 5% of dividends under the Russian-Dutch Double Tax Treaty is that the income recipient should be the beneficial owner of the income. Effective from January 2015, the definition of "beneficial owner" of income for the purposes of application of double tax treaties was introduced into the Russian Tax Code. According to the introduced definition, a company is considered a beneficial owner of income if such person, by virtue of direct and/or indirect participation in an entity, or control over an entity, or other circumstances, has the right to use and/or dispose of this income, or for the benefit of which another person is entitled to use the income received. In other words, this is a company that actually benefits from the income paid and determines its further economic destiny. In this case, all the functions carried out by such persons as well as the existing powers and the risks taken in respect of the income paid should be taken into consideration. A Russian entity is entitled to request a confirmation from a foreign entity that the latter has the beneficial right to receive the corresponding income. If beneficial ownership requirements are not met, application of the 5% withholding tax rate may be challenged by the tax authorities.

        Russian tax rules are characterized by significant ambiguities and limited interpretive guidance and are subject to change, and we can provide no assurance that dividend withholding tax relief may not be challenged by the Russian tax authorities based on the grounds mentioned above. Furthermore, Russian tax rules regarding residency and beneficial ownership which were recently introduced, may change or interpretation may change, thus triggering changes in taxation of dividends from our Russian subsidiaries to our parent company in the future.

        The recently adopted anti-offshore and controlled foreign corporation (CFC) rules that came into effect in 2015 are generally ambiguous and lacking sufficient interpretive guidance. Based on the current state of the law, we do not anticipate recognition of Russian tax residence as Yandex N.V. does not have any artificial and non-substantive structures without assets and qualified personnel, and is managed by a Board of Directors consisting principally of non-Russian residents. Also, based on the presently available interpretation, we believe that Yandex N.V. and our material subsidiaries should not be recognized as CFCs in 2015. However, there are risks that any these rules may be interpreted or applied in a manner that may have an adverse effect on our results of operations.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

        Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to the Dutch parent company. Our current policy is to retain substantially all our earnings at the level of our principal subsidiary for investment in Russia.

        We did not provide for dividend withholding taxes on the unremitted earnings of our non-Dutch subsidiaries in 2013 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. In the first quarter of 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that we considered not to be permanently reinvested in Russia. As of December 31, 2014, we had an accrual of RUR 460 million ($8.2 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary's current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2014, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUR 44,787 million. The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUR 2,239 million as of December 31, 2014. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Ambiguities in Russian law regarding payments to individuals who are Yandex ad network partners may create employment-related tax obligations or require us to limit network partnership and may adversely affect our business, financial condition and results of operations.

        Ambiguities in Russian law make it difficult to structure payments to third-party individuals for Russian tax purposes. Many of our Yandex ad network partners are individuals who own and operate their own websites. We have contractual relationships with third parties, including advertising agencies, who act as aggregators and that make payments to individual Yandex ad network partners for fees to which they are entitled in connection with the ads we serve on their websites. In the event that an aggregator fails to make any required tax withholding or otherwise comply with applicable laws in respect of such payments, the authorities might seek to hold us liable for personal and social taxes or VAT, and may not accept our deduction of these expenses, as the tax authorities claimed in our tax audit for the years 2010-2012. In 2014, we stopped our cooperation with aggregators but it is possible that the tax authorities may make claims for the prior open years 2013 and 2014.

Risks in other countries.

        In addition to Russia, we currently have operations in other countries in the CIS, including Ukraine, Belarus and Kazakhstan. We may acquire or establish additional operations in additional countries of the CIS. In many respects, the risks inherent in conducting business in these countries are similar to those in Russia set out above.

Risks Related to Ownership of our Class A Shares

The price of our Class A shares has been and may continue to be volatile. Market fluctuations specific to Russia or developing markets or to high-growth technology companies generally may affect the performance of our Class A shares and could expose us to potential securities litigation, which could result in substantial costs and a diversion of our management's attention and resources.

        Macroeconomic events in Russia in recent periods have adversely affected the value of traded securities of companies with significant operations in Russia, including our Class A shares. In addition, the market for technology and other growth companies has generally experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad macroeconomic, market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

        The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

  •
  macroeconomic and geopolitical developments;

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

        Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of March 15, 2015, our founders, directors and senior management (and their affiliates) together own 80.77% of our outstanding Class B shares and 1.29% of our outstanding Class A shares, representing in the aggregate 57.17% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 56.62% of our outstanding Class B shares representing 39.81% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founder, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. Because of this multiple class structure, these persons will continue to exert significant influence over all matters submitted to our shareholders for approval even if they come to own fewer than 50% of our outstanding shares by number.

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

Because of the secondary listing of our Class A shares on the Moscow Stock Exchange, we are subject to additional disclosure and compliance requirements that may conflict with those imposed by the SEC and NASDAQ, and we may experience trade fluctuations based on arbitrage activities.

        In June 2014, we established a secondary listing of our Class A shares on the Moscow Stock Exchange. Pursuant to that listing, we and our insiders must comply with certain disclosure and other obligations that may differ in timing and substance from those applicable to our NASDAQ listing. In addition, many of the obligations imposed by the Moscow Stock Exchange are formalistic in nature, and that exchange has limited experience in the application of its requirements to companies incorporated outside Russia. As a result, we may not be able to comply with all formal obligations in a manner that is consistent with the requirements or interpretations of that exchange.

        In addition, this secondary listing may create opportunities for trading arbitrage, particularly in connection with currency fluctuations between the trading in U.S. dollars on NASDAQ and in rubles on the Moscow Stock Exchange, which could impact the trading price of our Class A shares.

Risks for U.S. Holders

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

        Based on certain management estimates with respect to our gross income and average value of our gross assets and on the nature of our business, we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for the 2014 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which have fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

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

Item 4.    Information on the Company.

History and Development of the Company; Organizational Structure.

        Our founders began the development of our search technology in 1989, and launched the yandex.ru website in 1997. Our principal Russian operating subsidiary, Yandex LLC, was formed in 2000, as a wholly owned subsidiary of our former Cypriot parent company. In 2007, we undertook a corporate restructuring, as a result of which Yandex N.V. became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, the Netherlands (tel: +31-20-206-6970). The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel. +7-495-739-7000).

        For a discussion of our principal acquisitions and disposals in 2014, see "Operating and Financial Review and Prospects—Recent Acquisitions—Recent Disposals."

Business Overview

Our Business

        Yandex is one of the largest European internet companies and the leading search provider in Russia. Yandex's mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, we provide the most relevant, locally tailored experience on all digital platforms and devices. Yandex also serves Turkey, Ukraine, Belarus and Kazakhstan. We generated 60.9% of all search traffic in Russia in 2014 and 58.0% in March 2015, according to Liveinternet.ru,, and in December 2014 our Yandex sites attracted 67.8 million unique visitors in Russia, and 13.3 million in Turkey, according to comScore MMX. In December 2014, Yandex websites attracted 9.8 million unique visitors in Ukraine and 2.5 million in Belarus, according to Gemius, and 2.2 million in Kazakhstan, according to TNS.

        We utilize our capabilities in applied mathematics and data analysis and our in-depth knowledge of the languages, cultures and preferences of internet users in our markets to develop advanced search technology and information retrieval services. We also aggregate and organize extensive local, national and international content and offer a broad range of additional services. Our search and many of our services are location-based and are available in apps and browser versions tailored for mobile and other digital platforms and devices.

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

        Our search engine uses our proprietary algorithms to provide relevant results, which we structure and present in an editorially neutral and user-friendly manner. With a focus on our principal geographic markets, our search technology allows us to provide local search results in more than 1,500 cities. We also feature "parallel" search, which presents on a single page the results from both our main web index and our specialized information resources, including news, shopping, blogs, images and videos. We offer convenient access to our search engine through personal computers, mobile phones, tablets, and navigation and other digital devices. We also offer a wide range of specialized search, personalized and location-based services, including Yandex.News, Yandex.Market, Yandex.Mail, Yandex.Maps and Yandex.Auto.

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

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and us and extend the audience reach of our advertisers. Our Yandex.Direct service, the largest automated, auction-based system for the placement of text-based advertising in Russia, makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. We served ads for 317,000 advertisers in the fourth quarter of 2014 and 558,000 in the full year 2014, compared with 277,000 in the fourth quarter of 2013 and 460,000 in the full year 2013.

Our Services for Users

        We offer a broad range of search, location-based, personalized and mobile services that are free to our users and that enable them to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices.

  Yandex Search

        Our search engine offers almost instantaneous access to the vast range of information available online. We utilize linguistics, mathematics and statistical analysis to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users. Our advertising services do not affect the way we generate or rank our organic search results because we do not accept payment for rankings or for inclusion in our organic search results, or allow parties to pay to include additional pages in our web indexes. Our anti-spam protection detects and downgrades pages with low informational content, made-for-advertising and "doorway" sites, pages with pop-under banners, content farms and scraped-content pages. We do not manipulate or interfere with our search algorithms in order to favor paid or affiliated sites or services, including those of our Yandex ad network partners, and do not adjust for political censorship. We supplement the results from our main web index with results from our "parallel" search system, which blends listings from all available Yandex specialized and vertical searches according to their relative relevance, such as Yandex.News, Yandex.Market, Yandex.Maps, Yandex.Auto, Yandex.Realty, Yandex.Music, Yandex.Images and Yandex.Video. Yandex search is responsive to real-time queries, recognizing when a query requires the most current information, such as breaking news or the most recent post on Twitter on a particular topic, and presenting these results graphically separated from other search results.

        We are also increasingly focusing on social networking search, and have enhanced the social component of search by integrating data from the largest Russian social networks, including VKontakte,

LiveJournal and Odnoklassniki, as well as the full feed of all public posts on Twitter. In 2014, we announced our agreement with Facebook, which provides us with full access to the social network's "fire hose" of public data. Public content from Facebook users in Russia, Ukraine, Belarus, Kazakhstan, other CIS countries and Turkey is available for indexing by Yandex as soon as it has been published.

        We also offer personalized search that provides search suggestions as well as search results that are highly aligned with individual interests of our users. Our Spectrum search technology is designed to capture the entire range of possible meanings, based on query statistics. We seek to enhance our search capabilities by regularly expanding our algorithms to process additional languages, including most European languages, and our index of international webpages. We continuously strive to develop innovative new concepts for our search engine, in addition to existing programs and concepts, such as Dublin, Islands and Atom. Dublin offers users better personalized searches based on both their short-term and long-term interests. Islands allows our users to interact with websites directly from the search engine results page where answers are presented in the forms of blocks accommodating various kinds of information including texts, videos, pictures, and interactive information. Atom allows any web resource to be personalized, even if a user has not visited the web resource before but has a search history at Yandex.

  Mobile Search and Applications

        We offer our search and many other services in mobile browser versions and apps designed for an optimal user experience on mobile devices. We support mobile phones, tablet devices, internet-connected TVs and navigation devices. Yandex is currently included as the default search engine on certain mobile handsets sold in Russia, and as one of the search options in the Safari browser on Apple devices running iOS7 and iOS8. Our services and applications are also distributed by a number of OEMs, retailers, browser makers, and telecom operators in Russia. We believe that these efforts are an important part of our overall marketing strategy and serve to increase our user base.

        We offer a number of apps for mobile devices running iOS, Android and Windows Phone operating systems. The largest of them are Yandex.Browser and Yandex.Search, Yandex.Maps, Yandex.Navigator, Yandex.Metro, Kinopoisk, Yandex.Mail, Yandex.Store, Yandex.Transport, Yandex.Weather, Yandex.Market and Auto.ru. Other popular apps include Yandex.Disk, Yandex.Music, Yandex.Timetables, Yandex.Translate, Yandex.Taxi and Yandex.Kinoafisha. We are continuing to expand the scope of our mobile offering with respect to both apps and platforms and offer a number of popular appa,Yandex.Transport, Auto.ru and Yandex.Taxi being among our most rapidly growing apps in terms of number of monthly users in 2014.

        Yandex.Transport.    Our mobile application that provides public transport schedules, with real-time information and live arrival times. We launched it in 13 Russian cities in spring 2014, and added Moscow in early 2015. After the launch in Moscow, the number of monthly active users more than tripled, and Yandex.Transport entered the Top-20 list of the mobile apps we offer.

        Auto.ru.    We completed the acquisition of Auto.ru in late 2014 and have continued to improve its mobile presence and monetization, more than doubling mobile usage of this service. We re-launched mobile apps for iOS and Android in 2014.

        Yandex.Taxi.    Our online taxi service processed several million orders in 2014; approximately 90% of them were ordered through the mobile app.

        The percentage of our total search traffic that was generated from mobile devices increased from approximately 16% in the further quarter of 2013 to approximately 24% in the fourth quarter of 2014, while the percentage of our total revenues generated from mobile devices increased from approximately 12% to approximately 18% between those periods.

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

  Specialized Search Services

        In addition to our core search engine, we offer the following specialized search services:

  •
  Yandex.News.  Our news aggregation and information service, the most visited online news aggregation service in Russia, providing a comprehensive media overview for our Russian, Ukrainian and Turkish audiences. We aggregate and present local, national and international news, currently from more than 6,600 news sources worldwide. The selection of news is fully automated and neutral from an editorial perspective.

  •
  Kinopoisk.ru.  The largest Russian language website dedicated to movies, television programs and celebrities. The service allows users to read expert and user-generated film reviews, discover the most popular movies, watch trailers, get movie news and personalized recommendations, as well as show times and tickets.

  •
  Yandex.Music is our music streaming service, which is offered as both a web service and an app for all three major mobile platforms. It offers millions of tracks from both major global publishers and indie groups. In 2014 a new recommendation tool was implemented to help users navigate the vast number of songs and albums as well as to discover new music. The web version can be enjoyed for free, while the mobile app offers basic "radio" functionality free of charge and other functions, including music downloads, for a monthly fee after a trial period.

  •
  Yandex.Master.  A new service through which users can quickly and efficiently find local professionals to do work around their homes including cleaning, renovations, plumbing and other handiwork.

  •
  Auto.ru.  One of the most popular automobile-related websites in Russia, operating the largest and most detailed classifieds catalog for new and used cars in Russia.

  •
  Other Specialized Search.  We provide numerous other targeted and seasonal search services, including for images, video, music, television, weather, jobs, transportation, cars and real estate.

  Personal Services

        Yandex.Mail.    Yandex.Mail provides users with fast and easy access to their email accounts, featuring a dynamic user interface and social authentication via their accounts on VKontakte, Odnoklassniki, Facebook, Google, Mail.ru or Twitter. A number of features are available to enhance users' experience, including threaded and unthreaded views; direct access to Yandex.Disk, Yandex.Money, and other Yandex' services; auto-tagging, which automatically recognizes and tags certain types of emails (for example, those from social networks, e-tickets and calendar events); smart first lines, which allows our users to see the first line of any email in their inbox without having to open it; and Address Book, which recognizes both Latin and Cyrillic transliterations of names, and aggregates all emails from the same sender regardless of the language used. Yandex.Mail also features an unsubscribe button allowing users to opt out from mailing lists in a single click.

        Our Yandex.Mail app is available to Android and iPhone users. We introduced a new version of the Yandex.Mail app for Android in September 2014 and for iOS in April 2015. It allows users to work with multiple email accounts, filter and sort emails using Marker, our machine-learning technology that can recognize an email type, and compose emails offline, and offers a number of other features. Our mobile "push-email" technology allows for the instantaneous delivery of new emails to mobile inboxes. Yandex.Mail also offers users the ability to create personal domain email accounts, with all the features available to users of Yandex.Mail.

        We seek to offer email free of spam and viruses, and our users can choose not to view ads on this service. Our users' accounts are protected by our proprietary server-side spam filtering solution, which performs comprehensive analysis of thousands of email properties, measuring their significance and ensuring precise filtering of spam, while distinguishing legitimate emails including legitimate automated or list mails. Our spam filter also adaptively "learns" a user's personal preferences so that it can effectively include or filter out emails based on their individual history. Our proprietary Marker technology recognizes different types of correspondence such as notifications from social networks and internet stores, electronic tickets or notices about discounts, and offers the user appropriate tools to work with these items.

        Yandex.Disk.    Our Yandex.Disk service is a cloud-based storage service that allows users to upload, store, read and share files in various formats and sizes. Users can store photos, videos or documents online so that they can be accessed at any moment from any device—PC, laptop, tablet or smartphone. Yandex.Disk provides users with tools such as editing screenshots, adding filters to photos, listening to music files and watching videos via its platform. The Yandex.Disk mobile app is available for iOS, Android-based and Windows Phone smartphones. With the Yandex.Disk app, working with files and folders can also be managed offline. The app's interface also allows users to post photos from social networks and store photo albums in Yandex.Disk. Yandex.Disk also serves as a basis for our Yandex.Pereezd (or Move) service which helps users transfer all their data when changing their mobile devices.

  Maps and Location-based Services

        Yandex.Maps.    Our Yandex.Maps provide high-quality, detailed maps of more than 1,100 cities and towns in Russia and more than 240 cities in Ukraine, Kazakhstan and Belarus, as well as a detailed map of Turkey. In addition to graphical maps, we offer satellite images and hybrid maps (an amalgamation of satellite images and graphic maps), panoramic views, public transportation routes and driving directions in browsers and mobile device applications.

        Our mobile version of Yandex.Maps allows users to determine their location, find nearby businesses, monitor traffic conditions along particular routes and determine the best routes based on real-time traffic updates. Mobile Yandex.Maps is available on a variety of mobile platforms. We believe that Yandex.Maps is among the most popular mobile applications in Russia.

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

        We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS tracks and live user feedback. Our in-house team of skilled cartographers allows us to keep our maps fresh and up-to-date and to offer location-based services to our users. This service also integrates our Public Map, a crowd-sourced service that presents user-generated local maps and data.

        We also offer real-time traffic congestion monitoring in key cities through Yandex.Traffic, the most popular service of its kind in Russia, featuring detailed maps supporting the route planning feature for the majority of large cities in the world on both desktop and mobile. We were the first service of this kind in Russia, and we believe one of the first in the world, to use GPS data from users' mobile devices (in anonymous form and with user consent) in assembling our real-time congestion information.

        Yandex.Navigator.    Yandex.Navigator is our free standalone mobile application providing turn by turn navigation and incorporating our real-time traffic information.

        Yandex.Taxi.    Yandex.Taxi is one of the most popular online taxi booking services in Moscow and is available in a number of other cities across Russia. Today the service works with over 100 Russian taxi companies. The number of orders from mobile devices is continuously growing and now represents more than 90% of all orders within the service.

        Yandex.City.    In 2014, we launched Yandex.City, an app, providing info on businesses and organizations in Russia. Yandex.City currently has one of the largest databases of user reviews of companies and organizations in Russia, provided by both partner companies and individual users. With its own fact-extraction technology, Yandex.City analyzes users' comments and adds the most valuable information on the service.

        Yandex.Transport.    In March 2014 we launched our Yandex.Transport mobile app providing users with real-time data on public transport in a number of Russian cities. With Yandex.Transport users can check when a bus, tram or trolleybus they are waiting for will arrive at their stop and where it is now. Early in 2015 Moscow was added to the list of supported cities.

Yandex.Browser

        Our browser makes surfing the internet safe and convenient. It is based on the Chromium open source license, Yandex's own technologies and cloud-based services. The WebKit engine, supported by many browser developers, is supplemented by Opera Software's Turbo technology, which we license, speeding up the download of pages even with slow connections. It also features Yandex's proprietary anti-virus protection as well as built-in Kaspersky Labs's secure system. Our browser also provides our proprietary translation capabilities. Yandex.Browser is also able to re-establish broken file loading, has an automatically compiled tableau menu, synchronization between desktop and mobile versions, and "quick call" capability, among other things. We also offer mobile versions of Yandex.Browser for iOS and Android smartphones and tablets.

        In November 2014 we introduced a new, streamlined alpha version of our browser. It reflects the current trend in web user experience putting an emphasis on interaction and personalization. It is designed to respond to all the current needs of a web user, which are no longer limited to mere browsing, but now also include shopping, reading websites in a foreign language, and booking flights, trains, taxis, hotel rooms and restaurant tables.

        Yandex.Browser also serves as an instant information source providing answers to some of the most popular queries. After typing a search in the browser's smartbox, the user can see a snippet about what they are searching for—a thing, a product, a person or an event—without having to look at the search results page.

        The share of searches processed through Yandex.Browser in Russia reached 12.9% in March 2015, and our browser's share in terms of the number of visitors (cookies) on the Russian browser market was 7.9% in March, according to Liveinternet.ru.

Our Monetization and Advertiser Services

        We offer advertisers both text-based advertising and display advertising. We also offer Yandex.Market, our e-commerce gateway service, which provides another platform for retailers to reach consumers in a highly targeted manner.

        Text-based ads are principally targeted to the particular user query, the content of a particular website or webpage being viewed or user behavior or characteristics and are generally used to generate specific sales. Such ads are clearly marked as paid advertising and are separate from our organic search results. Display ads, which principally consist of graphical ads that appear on specific pages, are generally used to increase brand awareness or generate demand for particular products or services. Most of our revenues are generated from text-based advertising, on a pay-per-click basis, with a smaller portion generated from display advertising, based on the number of impressions delivered. We now offer some of the merchants participating in Yandex.Market an opportunity to sell goods and services using a CPA model. In addition to targeting ads on the basis of user queries and website content, we are also able to target ads on the basis of users' demographics as well as behavioral patterns, characteristics and locations, and have developed algorithms that can predict with a high degree of accuracy the age and gender of a user based on behavior, as well as a probability of click.

        We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws.

  Yandex.Direct

        Yandex.Direct is our auction-based advertising placement service, which uses the most advanced auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost-effectively deliver relevant text-based ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex ad network. Yandex.Direct enables advertisers to present ads to users at the precise moment they are looking for information related to the advertiser's product or service. Advertisers may use our automated tools, often with little or no assistance from us, to create text-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, low-cost online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may access Yandex.Direct through interfaces in Russian, Ukrainian, English and Turkish. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. We also offer a Yandex.Direct mobile app to better facilitate advertisers' access to our service to manage their advertising campaigns.

        Text-based ads on the search engine results page (SERP) appear in one of several general categories: top placement (appearing above the organic search results and featuring up to three paid links), southern block (appearing below the organic search results and featuring up to four paid links), or guaranteed placement and rotation (both appearing to the right of the organic search results, up to nine paid links in total). Placement in a particular category is determined by the revenue generation potential of the ad—its cost-per-thousand-SERPs (CPT), which is a product of the click-through-rate (CTR) and the cost-per-click (CPC). Within a given category, ads are ranked based on their CPC. To get into the top placement, ads must have the highest CPT and must exceed a defined CPT threshold.

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

  •
  AutoBroker.  Our AutoBroker auction feature automatically adjusts pricing so that our advertisers never pay more than one unit over the next highest bid for a given keyword. This system saves advertisers money by minimizing the price they pay per click, while relieving them of the need to constantly monitor and adjust their CPCs

  •
  Metrica.  Yandex.Metrica, the most popular web analytics system in Russia, allows advertisers in near real-time to analyze the "post-click" behavior of users to evaluate the key efficiency parameters of their advertising campaigns. For example, they can analyze the conversion rate (the proportion of visitors who make a purchase or another desired action out of the total number of visitors to the website), and the cost of attracting visitors who perform the required action. Based on this data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns. In 2014 we launched beta-testing of our new Metrica 2.0 which offers wide-ranging possibilities to analyze the data. This version offers more than 50 parameters that can be manipulated by users as they wish, allowing site owners to create custom reports with any sets of parameters in just a few clicks.

  •
  Virtual Business Cards.  Virtual Business Cards allow businesses that do not have their own websites to quickly prepare a short web description of their products or services, together with contact information, which will be served as ads where relevant. This feature is important in the countries in which we operate, where many small businesses do not have websites.

  Display advertising

        In addition to auction-based sales of text-based ads, we offer display ads, generally designed to build brand awareness and promote products and/or points of sale. We allow advertisers to place display ads on our homepage as well as several other services, including Yandex.Mail, Yandex.News and Yandex.Music. More than half of our revenues from display advertising are generated from our homepage banner. Display ads are generally priced on a CPM basis.

        We also offer a media-contextual banner, a display product that is only shown to users who search for certain topics on Yandex.Search or visit sites of the Yandex ad network dedicated to a particular area of interest.

        Our Crypta technology, which is rooted in our proprietary machine learning mechanism MatrixNet, allows us to differentiate users according to their social-demographic characteristics and use this data to better target display advertising.

        Through our Real Time Bidding platform, we offer a technological platform that accommodates interaction between advertising placement systems that have different interfaces, algorithms and terms of displaying ads. Our Real Time Bidding platform allows these systems to participate in a single auction among participating placement systems, including Yandex's own advertising system, Yandex.Direct and AWAPS.

        We are constantly experimenting with new advertising offerings. In February 2014, we announced our advertising partnership for Real Time Bidding with DoubleClick Bid Manager, Google's demand-side platform, which will be connected to Yandex's Real Time Bidding system, while Yandex's demand-side platform, AWAPS, will be connected to Google's real time bidding marketplace, DoubleClick AdExchange. Integration of the platforms is underway.

        In September 2014 we acquired the ADFOX advertising technology platform, providing services for planning, managing and analyzing advertising campaigns on the internet, and allowing its clients to place banners, mobile ads, videos and other popular formats.

Yandex Ad Network

        Our Yandex ad network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our partners are some of the largest websites on the Russian internet, including Mail.ru, Rambler, Bing, Livejournal, Avito.ru and others.

        We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex ad network, our partners can deliver text-based and display ads on their search results pages or websites. Our technology delivers relevant ads by analyzing the search results or content of partner websites and pages, as well as the search history, behavioral patterns and location of users. Our advertising algorithms use our proprietary MatrixNet technology, which optimizes CTR on our network through improved click prediction. In order to provide the best user experience, we allow our users to opt out of personalized ad targeting on network partner sites by changing the settings through our homepage.

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

        We share a significant portion of the revenues generated from ads displayed on the sites of Yandex ad network partners with those partners. To date, we have not guaranteed any minimum revenues to our network partners but may consider doing so on a selective basis in the future.

        We believe that the key benefit we offer to content owners in the Yandex ad network is convenience and cost-effective access to advertisers. Many small website operators and content providers do not have the time or resources to develop effective programs for generating revenues from online advertising. Even larger websites, with dedicated sales teams, may find it difficult to generate revenues from pages with a disparate range of content and to attract a broad and diverse range of advertisers. The Yandex ad network provides effective revenue generation by providing partners, including very small websites, with access to our large base of advertisers and their broad collection of ads.

Yandex e-Commerce Services

        Yandex.Market.    Our Yandex.Market e commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Retailers submit their product catalogues and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market is priced on a CPC basis, similar to Yandex.Direct. Yandex.Market also operates a CPA model offering participants a single shopping basket for the service.

        Launched in 2000, Yandex.Market is the most popular such service in Russia, providing product information, price comparisons and consumer generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and "brick and mortar" retailers, and currently feature more than 70 million offerings in more than 160 product categories from over 16,000 participating retailers. The service also offers a cost per action (CPA) model and a unified basket for purchases on various partnering shops.

        Yandex.Market, aims to accommodate the needs of international retailers wishing to sell their products to Russian customers by utilising all the benefits of a technologically advanced platform. Yandex.Market offers international web stores an opportunity to showcase their offers and to target those customers who look to buy products specifically outside of Russia. Product search on Yandex.Market is designed to deliver the most relevant results with the best combination of customer service criteria, including time of delivery or specific payment options, giving domestic retailers an edge over international companies who are often limited in their customer service opportunities in Russia. Any online store anywhere in the world can join Yandex.Market by providing customers with a landing page in Russian, an opportunity to have their purchase delivered to a Russian address, as well as an opportunity to pay for purchases in Russia via a bankcard or electronic money. Dozens of retailers, including China's LightInTheBox and DHGate, Germany's Kidsroom.de and Witt International, a US website RevolveClothing, and Italian Yoox, are already offering their products to Russian consumers via Yandex.Market, and we are developing new functionality that would facilitate increased access to international retailers.

        In December 2014 Yandex acquired Sovetnik, a Russian start-up offering an e-commerce browser extension. It allows users to check prices for goods and products in any browser by suggesting price comparison for the same product in Yandex.Market.

        We are currently developing an online tool to aggregate logistic operators, which will be responsible for offline work, such as assortment of goods, pick up of orders from e-shops and distribution among delivery services.

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

        Our Geo-Direct Business Directory service allows businesses to pay for a premium placement on our maps, including maps returned in our search results, highlighting their address and allowing users to access their contact details with a single click. This advertising product is designed first and foremost for small and local businesses—for example, hairdressing salons and auto repair shops, as well as restaurants or bank branches. We offer this service for a fixed price on a fixed-term basis, and it can be ordered through our regional partners and advertising agencies, as well as directly through our online interface.

Yandex for Businesses

        We offer a number of services and tools designed for businesses, including:

  •
  Yandex Data Factory.  In December 2014, we launched Yandex Data Factory aimed at developing big data solutions for businesses and research institutions. Yandex's unique proprietary technologies applied in its own products are now available to help businesses turn large volumes of data they possess into business insights, thereby increasing sales, cutting costs, optimizing processes, preventing losses, forecasting demand, developing new or improving existing methods of audience targeting.

  •
  Yandex.Webmaster.  Our service allowing webmasters to control how their website is "seen" by our search engine. This tool enables webmasters to tag certain information on their websites to facilitate the extraction and structured presentation of relevant information by our search engine through our enhanced snippets and fast links features.

  •
  Yandex.Metrica.  In addition to helping advertisers, our powerful web statistics analysis tool allows website owners or webmasters to measure traffic to their sites, see where the traffic is coming from, track visitor behavior, record time spent by visitors on a webpage.

  •
  Yandex Site Search.  A search tool we offer to webmasters and website owners, which allows them to provide their users with search functionality on their own websites.

  •
  Yandex.Mail for Domain Owners.  Our service allowing users to create email accounts with their own domain names. The owner of one domain can have up to one hundred accounts—enough to serve a small business or the staff of a school.

  •
  Yandex APIs.  Our APIs enable developers to use Yandex technologies in their own businesses. For example, developers can embed our Yandex.Maps service and use its functionality for free. In addition to Yandex.Maps, we offer APIs of Yandex.Elements, Yandex.Direct and Yandex.Translate.

  •
  SpeechKit Cloud.  SpeechKit Cloud, our voice recognition software development kit, understands Russian and Turkish and is aimed at developers of both web services and mobile apps. It is used in hundreds of mobile apps and serves as a basis for our own Yandex.Diktovka (Dictation) mobile application, which is able to recognize users' speech, turn their words into a transcription and then voice them over, if needed.

  •
  Yandex.Money.  Yandex.Money, the secure online payment system, offers an easy way to pay for goods and services online. Launched in 2002, Yandex.Money currently has more than 20.0 million registered users and is used as a payment solution by more than 76,000 online stores. According to TNS, Yandex.Money is Russia's most well-known and widely used payment service: 87% of Russians are familiar with it, and 22% regularly use Yandex.Money to make payments. Yandex advertisers can also use Yandex.Money to pay for advertising placed through Yandex.Direct. In July 2013, we sold a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank and entered into a joint venture arrangement with Sberbank in respect of the operation of Yandex.Money.

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

        Machine-Learned Ranking.    Ranking is the process of finding the webpages most relevant to a user query and presenting them in the order most convenient for user consumption. Our search technologies use hundreds of different factors, both query-dependent and query-independent, to determine the relevance of a webpage to a particular search query. Our ranking technology relies heavily on statistical machine learning techniques. In addition, our team analyzes click-through data to monitor relevance, and also maintains a database of tens of thousands of examples rated by human assessors which allows us to approximate human intuition without the need for a detailed understanding of all the concepts involved in semantic analysis.

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

        Our Real Time Bidding, or RTB technology, enables interaction between ad placement services with different interfaces, impression algorithms and placement conditions. It allows different services to take part in auctions together and ties the RTB system that organizes an auction together with websites selling ad impressions, as well as with ad placement systems, known as Demand Side Platforms or DSPs, which buy ad impressions for advertisers, while each DSP may have any number of advertisers placing ads through its service. During a short time period after a user opens a website participating in our RTB system, several actions takes place almost simultaneously: the site informs the system that it is ready to display an ad, it transmits information about certain technical parameters (ad format, site address and so on) as well as the user's identification number to the RTB system, which transmits this information to auction participants. DSP systems analyze the attractiveness of the impression and submit their bids, based upon two factors: advertisers' demand (target audience, price ceiling, and so on), and information about the user whose ID number is shown. Once the bids have been placed, the RTB system selects the winner, who receives the right to display an ad. Several ad placement services take part in Yandex's auctions, including Yandex services—Yandex.Direct and AWAPS.

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

        We operate data centers in Moscow and other regions of Russia. We also rent space in co-location centers in Amsterdam, the Netherlands, and in Ashburn, Virginia. We have received permission to operate the first phase of our new data center in Finland, while other phases are currently under construction at that site. We have points-of-presence in a number of cities in Russia and elsewhere. The geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Sales and Advertiser Support

        We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia and Ukraine, as well as Lucerne, Switzerland, and Newburyport, Massachusetts, the USA. We attract advertising customers through both online and offline sales channels.

        The substantial majority of our advertisers use our automated Yandex.Direct service to establish accounts, create ads, target users and launch and manage their advertising campaigns. We provide email and telephone support for these customers. Our sales team focuses on attracting and supporting companies in Russia with the largest advertising budgets. These companies may request strategic support services, which include a dedicated accounts team, to help them set up and manage their campaigns. Our sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, thus measuring and improving advertisers' return on investment.

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

        Our marketing efforts are focused above all on delivering the optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. We use in-depth marketing research methods to better understand and measure users' choices and preferences. We utilize traditional marketing surveys and online panels as well as detailed analysis of user behavior on Yandex websites by means of our own innovative technologies and analytical tools. Each change in our products or services is implemented only after extensive tests and demonstration of improvement in user experience. We believe our strength lies in the diversity of our team, where mathematicians and engineers work side by side with creative marketing staff.

        Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services, such as our browser, in Russia and the other CIS countries where we are present, as well as in Turkey. We also promote our brand at various social events. Our knowledge of the national and local culture allows us to communicate our message more efficiently and to promote our brand values more effectively, which we believe, in turn, results in a long-lasting increase in our brand awareness in Russia. We also organize and sponsor a wide range of informational seminars, including events for professionals, such as seminars on Yandex.Direct for advertisers and on API's for web developers, as well as educational seminars for university students, as we consider them to be valuable current and future partners and public opinion leaders.

Educational and Start-Up Support

        We actively contribute to the advancement of computer science, mathematics, and information search and retrieval in Russia. Our initiatives include the Yandex School of Data Analysis, which we founded in 2007 and from which we recruit developers.

        In April 2014, we announced the opening of the Computer Science Faculty at the Higher School of Economics to educate students in two principal areas—applied mathematics and software engineering. The faculty offers bachelor's, master's and doctorate courses, and started courses in September 2014. We believe it is important to invest in talent as it is the main asset of any innovative company.

        Our Tolstoy Summer Camp, launched in 2013, is aimed to support up-and-coming projects and original ideas in IT. It is a boot-camp for future ideas and projects. During the two months the program participants are able to benefit from experience and expertise of the Yandex specialists who work with participants as mentors, as well as from international guest lecturers in digital technology, mobile, marketing and communications.

Advertisers

        We served ads for 317,000 advertisers in the fourth quarter of 2014 and for more than 558,000 in the full year 2014, compared with 277,000 in the fourth quarter of 2013 and more than 460,000 in the full year 2013. Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-size enterprises purchase the bulk of our text-based advertising. No particular advertiser accounted for more than 1.5% of our total revenues in 2012, 2013 or 2014.

Employees and Workplace Culture

        We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best computer scientists and engineers, as well as talented sales, marketing, financial and administrative staff. We seek to create a dynamic, fulfilling work environment with the best features of a "start-up" atmosphere, encouraging equal participation, creativity, the exchange of ideas and teamwork.

        Our total headcount increased from 3,761 at December 31, 2012, to 4,902 at December 31, 2013 and 5,616 at December 31, 2014. As of December 31, 2014, we had 3,329 employees in product development, 1,826 in sales, general and administration, and 461 in cost of sales.

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

        Our patent department is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. We have filed more than 150 patent applications to date, some of which have already resulted in issued patents. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

        Yandex is a registered well-known trademark in Russia for certain services (classes 35 and 38 under the International Classification of Goods and Services) among relevant consumers on the basis of intensive use. Under Russian law, the protection granted to well-known trademarks is extended to non-homogenous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder's legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

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

        In terms of domestic players, our principal competitor is Mail.ru. In early 2010, Mail.ru launched its own search platform, and in July 2013 announced that it fully switched to its proprietary search technology in organic search results. We have entered into a partnership with Mail.ru pursuant to which Mail.ru uses the Yandex.Direct advertising system to power paid search results on its properties. Mail.ru offers many communication services, including Russia's most popular webmail social networking and messenger services.

        The following table presents a comparison of Russian search market share, according to Liveinternet.ru, based on search traffic generated:

	2012	2013	2014	March 2015
Yandex	60.2%	61.8%	60.9%	58.0%
Google	26.2%	26.2%	29.3%	33.6%
Mail.ru	8.5%	8.6%	7.3%	6.4%

        We also face competition from the Russian and international websites of Microsoft and Yahoo!, as well as other established companies and start-ups that are developing search and online advertising technologies. In certain vertical areas, we compete with niche services, including e-commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. We also compete with online advertising networks, such as Google and Begun, which direct text-based advertising on a number of popular Russian websites.

        We anticipate that social networking sites, such as Facebook, Twitter, and Mail.ru's Vkontakte, Odnoklassniki and My World services, may become significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be well positioned to offer highly targeted advertising which could create enhanced competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

        We also face competition from other search and service providers in establishing relationships with device manufacturers, such as mobile and tablet computer makers, and access providers, such as internet service providers. Such companies have a significant degree of control over the distribution of products and services, including by offering or establishing exclusive arrangements for "default" search features or other services and bundling them with their offerings. Our users typically have direct relationships with these companies, and may be influenced by economic or other factors in deciding which search or other services to use. In February 2015, we made a formal request to the Russian Federal Anti-Monopoly Service to open an investigation into whether Google is using its dominant position in mobile operating systems to promote its search and services through its requirement that device manufacturers bundle Google's Android operating system with Google applications and services.

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

Facilities

        Our principal operating subsidiary currently leases a total of approximately 48,000 square meters in a single location in central Moscow that serves as our group's headquarters. We or our operating subsidiaries also lease or own office space in a number of cities in Russia and Ukraine. We also lease offices in San Jose, California and Newburyport, Massachusetts; Istanbul, Turkey; Lucerne, Switzerland; Minsk, Belarus; Berlin, Germany; and Schiphol, The Netherlands. We operate data centers in Moscow and other regions of Russia. We also rent space in colocation centers in Amsterdam, the Netherlands, and in Ashburn, Virginia. We have received permission to operate the first phase of our new data center in Finland, while other phases are currently under construction at that site. We continue to evaluate the need for and location of our data centers. We have points-of-presence in a number of cities in Russia and elsewhere. We believe that all of our leases and co-location agreements are on competitive market terms. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost effective manner to deliver reliable service to our users.

Government Regulation

        We are subject to an extensive and constantly developing legal framework resulting in a number of laws and regulations in Russia and other jurisdictions applicable to the internet business. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia and other countries where we operate which, in the event of adoption, might require us to make substantial adjustments to our business practices.

Advertising Regulation

        The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38-FZ "On Advertising," dated March 13, 2006 (as amended) (the "Russian Advertising Law"). The Russian Advertising Law renders impermissible advertisements for certain regulated products and services without the required certification, licensing or approval. Advertisements for products such as tobacco, pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. The amendments to the Russian Advertising Law which came into force in July 2012 outlawed the advertising of alcohol on the internet as well as in periodicals, among other platforms. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients. In some cases, violation of the Russian Advertising Law can lead to civil action by third parties who suffered damages, or administrative penalties imposed by the Federal Antimonopoly Service of Russia (the "FAS"). In early 2014, new regulations were also adopted to limit or in certain cases to prohibit the advertising of medical services; these restrictions were loosened to some degree in June 2014. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer.

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

Liability of Online Service Providers

        Laws relating to the liability of online service providers for the activities of their users and other third parties are still being developed in Russia and certain other countries in which we operate. Before August 2013, there were certain judicial precedents outlining liability of hosting service providers and website owners in Russia. In August 2013, new amendments to Russian laws, including to the Russian Civil Code, came into effect aimed at the enhancement of intellectual property rights enforcement on the internet.

        The amendments of the Part IV of the Civil Code of the Russian Federation introduced provisions aimed at establishing a framework for limitation of liability of online service providers. In particular, the law currently contains a rule that service providers transmitting information in communication networks will not be held liable in the event the provider has neither initiated transmission nor selected recipients and performs no modification of the transmitted material. A hosting provider, on the other hand, may be exempt from liability in the event it possesses no actual or constructive knowledge of the infringement and timely undertakes necessary and sufficient measures to cease infringement following receipt of written notification identifying the rights holder and the location of the allegedly infringing material. Although adoption of these provisions may be a step forward in terms of clarifying the limitations of online service provider liability, substantial ambiguity still remains particularly because these provisions contain no guidance as to what would constitute "necessary and sufficient measures" in this regard (for example, whether they include a requirement to monitor re-uploading of the same work by the same or other users) and provide no clarity on the limitation of liability with respect to other types of online service providers (such as those performing caching or providing information location tools). In light of this, our exposure to liability will significantly depend on interpretation of these new provisions by the courts and officials.

        Also, in October 2014, new amendments to the Russian Civil Code became effective that introduced strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It is unclear how these amendments will apply to online service providers.

        Implementation of this legislation, as well as adoption of similar regulations may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. See "Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites, or distributed by our users, or we may be required to block certain content, which could harm our reputation and business."

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

Mass Media Regulation

        Dissemination of news and similar information to a wide audience in Russia is regulated by the Russian Federation Law No. 2124-1 "On Mass Media", dated December 27, 1991 (as amended) (the "Mass Media Law"). This law requires certain parties that disseminate news and similar mass communications and information to be registered with the appropriate Russian governmental body, Roscomnadzor, and to comply with restrictions regarding the content of the information they distribute. In November 2011 an amendment to the Mass Media Law came into force to permit electronic network publications (websites) to register as mass media under the procedures established by the law. As registration under this amendment is voluntary, we elected not to follow the registration procedures established by the Mass Media Law for our online properties. See "Risk Factors—The legal framework governing internet services and e commerce in Russia and the other countries in which we operate is in the process of development, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business."

        In 2014, the Russian government introduced legislation regulating popular bloggers. The legislation is drafted in general terms and can potentially apply to any owner of a website or webpage which contains publicly available information and is visited by more than 3,000 internet users daily, whether such site is owned and/or operated by an individual or a legal entity. Popular bloggers have to register with the Russian authorities and bear responsibilities in respect of the content available on their websites or webpages which are substantially similar to the obligations of mass media in Russia (including a requirement to ensure the accuracy of the information made available). Since the scope of this legislation is uncertain, it is unclear whether the new legislation applies to any of the companies of our group.

        Moreover, amendments to the Mass Media Law adopted in October 2014 will limit non-Russian ownership and control, direct or indirect, of Russian mass media to no more than 20%, starting in 2016. Accordingly, if our core business were to be required to register as a mass media, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also "Risk Factors—If the Russian government were to impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares."Encryption Activity License

        The licensing of encryption activity is governed by Federal Law No. 99-FZ "On Licensing of Specific Types of Activities", dated May 4, 2011 (as amended). Under the law, a variety of activities related encryption require a special permit (license) granted by the Federal Security Service (the "FSS") subject to the applicant's continued compliance with a number of licensing requirements, including the requirement to use only certified encryption means and equipment and to ensure timely extension of such certification when its terms expires.

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

Strategic Companies Law

        In accordance with the Strategic Companies Law, there are restrictions with respect to the acquisition of voting shares or participation interests and establishment of control by foreign legal entities, individuals as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but there have previously been draft amendments under consideration by the Russian State Duma, which, if adopted, would include certain internet companies that have large audiences within the scope of this law. In addition, entities holding licenses to use encryption technologies are covered by this law. As discussed above, Yandex.Money joint venture holds encryption licenses and is thus subject to the Strategic Companies Law.

        Under the provisions of the Strategic Companies Law, the direct or indirect acquisition in excess of 25% of the voting power of a strategically important entity by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government or international organization, or the acquisition of shares representing in excess of 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies, requires the prior approval of a Russian Government Committee chaired by the Prime Minister. In addition, foreign investors or their group of companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning shares representing more than 50% of voting power of a strategically important company, including jointly with other unrelated foreign investors controlled by a foreign state or international organization.Amendments into the Strategic Companies Law effective as of December 2014 have, among other things, specifically stated that transactions on stock markets are subject to restrictions of the aforesaid law.

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

        Amendments effective as of December 2014 further expanded the scope of the Strategic Companies Law to apply to acquisition of fixed assets of strategically important company equal to or exceeding 25% of its book value as per the latest financial statements.

Privacy and Personal Data Protection Regulation

        We are subject to Russian and foreign laws regarding privacy and the protection of our users' personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the interpretation of data protection laws, and their application to internet operations, is often unclear and is in a constant state of development and although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to web-pages containing inaccurate or outdated information related to an individual.

        As another example, Russian data protection laws provide that an individual must consent to the production of her/his personal data in a free manner, at her/his own discretion and interest. Such consent must be concrete, informed and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

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

        In 2014, the Russian government adopted legislation to regulate the "organizers of information distribution". Organizers of information distribution must retain a broad range of data relating to and generated by the users (including the facts of receipt, transfer, delivery and processing of information as well as information about the users) for a period of six months and provide such data to security and investigation authorities at their request. If an organizer of information distribution fails to comply with the above requirements, the Russian authorities can prescribe the blocking of access to the services of such organizer of information distribution.

        Recently adopted amendments to the personal data law in Russia will also require that companies store all personal data of Russian users only in databases located inside Russia, starting September 1, 2015. Although our principal data centres are currently located in Russia, this law could limit our flexibility in managing our operations globally.

Licenses for the Provision of Communication Services

        Pursuant to the Federal Law No. 126-FZ "On Communication", dated July 7, 2003 (as amended), entities that provide certain telecommunication services for a fee are required to obtain a "telematics" licenses from the Roscomnadzor. We generally do not charge a fee for the online services we provide to our users and therefore, we believe that we are not required to hold a telematics license. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our advertising revenue as a fee and determine that we are required to hold a telematics license, which would require us to apply for and comply with the terms of any such license.

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

        The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. For example, in July 2014 Russian authorities ordered that access to several websites be blocked on the basis of the violation of personal data regulations. The most recent amendment to this legislation, which comes into force on May 1, 2015, has introduced the possibility to require the permanent blocking of websites for violation of copyright and related rights. There is no clarity as to how this measure will be applied in practice. Based on these considerations and the uncertainties in the application of these laws, we may be subject to arbitrary blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. See "Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites, or distributed by our users, or we may be required to block certain content, which could harm our reputation and business."

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

        Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market and in June 2014 were admitted to trading on Moscow Exchange, therefore we are now required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

Antimonopoly Regulation

        The Federal Law No. 135-FZ "On Protection of Competition", dated of July 26, 2006 (as amended), grants to the FAS as the antimonopoly regulator wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the online advertising market, however, we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize online advertising as a separate market, and could identify dominant players and impose conduct limitations and other restrictions. In addition, in February 2015, we made a formal request to the Russian Federal Antimonopoly Service (FAS) to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package imposed for pre-installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share.

Taxation Regulation

        Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not sufficiently developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code's provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change. See "Risk Factors—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and results of operations."

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

Overview

        We are one of the largest European internet companies and the leading search provider in Russia. Our principal constituencies are:

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

        Advertising revenues accounted for 97.7%, 98.3% and 98.8% of our total revenues in 2012, 2013 and 2014, respectively. Our advertising revenues consist of fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our e-commerce gateway service. We generally sell our text-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a CPC basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. Our Yandex.Market service is priced on a CPC basis, like Yandex.Direct, and also offers cost-per-action, or CPA advertising, introduced in November 2013, which recognizes revenue from these ads only when the desired action has occurred.

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

        We benefit from a large and diverse base of advertisers. We had more than 460,000 advertisers in 2013 and more than 550,000 in 2014. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No particular advertiser accounted for more than 1.5% of our total revenues in 2012, 2013 or 2014. On a geographical basis, we generated more than 93% of our total revenues in each of 2012 and 2013, and more than 91% of our total revenues in 2014, from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

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

        Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. Our agreement with Mail.ru, for which we began providing paid search in July 2013, is subject to mutual, material early termination penalties under specified circumstances. In 2012, 2013, and 2014, none of our ad network partners accounted for more than 10% of our total revenues. In 2014, Mail.ru continued to be our most significant ad network partner.

        We believe the most significant factors that influence our ability to continue to increase our advertising revenues include the following:

  •
  the level of internet penetration and usage in Russia and the other markets in which we operate;

  •
  the absolute and relative level of traffic on our own websites and those of our partners in the Yandex ad network;

  •
  the relevance, objectivity and quality of our search results and the quality of our other services and of the Yandex ad network;

  •
  our search market share, with a larger market share allowing us to better monetize our users' search activity and attract and retain advertisers, as well as partners in our Yandex ad network;

  •
  the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium-size businesses;

  •
  our ability to effectively monetize traffic generated by our websites and those of the Yandex ad network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers; and

  •
  our ability to effectively monetize mobile search where the number of search queries is growing more quickly than desktop queries.

Segments

        Prior to 2014, we operated as a single operating segment. During 2014, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our Russian businesses are organized in five operating segments:

  •
  Russian Search and Portal, which includes all services offered in Russia, Belarus and Kazakhstan, other than those described below;

  •
  Russian E-commerce (including the Yandex.Market service);

  •
  Media Services (including Yandex.Music, Kinopoisk.ru, Yandex.TV program and Yandex.Kinoafisha);

  •
  Taxi (including the Yandex.Taxi service);

  •
  Classified Aggregators (including Yandex.Auto, Auto.ru, Yandex.Realty and Yandex.Job).

        Additionally, our international operations are organized in three operating segments:

  •
  Turkish Search and Portal;

  •
  Ukrainian Search and Portal; and

  •
  Data Factory (including the Yandex.Data Factory service).

        The Russian Search and Portal and Russian E-commerce segments represent our two reportable segments. The additional operating segments described above do not meet the quantitative thresholds for separate reporting and are included in the Other category. Please refer for additional information to note 15 to our audited consolidated financial statements included elsewhere in this Annual Report.

Key Trends Impacting Our Results of Operations

        Our results of operations are currently being impacted by the current macroeconomic environment in Russia. This environment is negatively impacting our rate of revenue growth and our operating margins. The depreciation of the Russian ruble has increased our U.S. dollar-denominated expenses, including the rent on our Moscow headquarters and the acquisition of servers and networking equipment, and generally increased the rate of inflation in Russia. In addition to the impact caused by the current macroeconomic environment, the trends described below are key drivers of our results of operations.

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

        Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than one-half of the advertising fees we earn from serving ads on Yandex ad network websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 17.4% in 2012 to 20.8% in 2013 and to 23.7% in 2014 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will remain stable in 2015. The principal driver of this is our agreement to power paid search on Mail.ru, which began in July 2013. Furthermore, the margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile telephones, including both smartphones and feature phones, and tablet devices is growing more quickly than desktop queries. Queries from mobile phones and tablet devices still, however, represented only 22% of our total search queries and slightly more than 15% of text-based advertising revenues for the year ended December 31, 2014. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins; however, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future.

        Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures increased from RUR 3,984 million in 2012 to RUR 4,936 million in 2013, and then increased to RUR 9,679 million in 2014. We spent approximately 78% of our total capital expenditures in 2014 on servers and data center expansion to support growth in our current operations and potential international expansion. Our depreciation and amortization expense has been gradually declining as a percentage of revenues from 10.3% in 2012 to 9.4% in 2013 and to 8.8% in 2014. We currently expect our capital expenditures in 2015 to increase as a percentage of revenues in comparison to 2014 due to the acquisition of additional servers, primarily to increase the size of our search index with the goal of further enhancing the general quality of our search and growing our search share. As our capital expenditures are to a significant extent denominated in U.S. dollars and euro, the recent depreciation of the Russian ruble will result in a material increase in capital expenditures and depreciation and amortization both as in absolute terms and as a percentage of revenues.

        To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2013 and 2014 on advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. A significant portion of our advertising and marketing expense in 2013 and 2014 relates to our efforts to build our brand and expand market share in Turkey, as well as to promote our Yandex.Market and Yandex.Browser and to support our brand in Russia and the other markets in which we operate. We expect to continue to invest significantly in advertising and marketing. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

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

        One of our strategic objectives is to expand internationally. For example, in Turkey we offer a variety of services and apps for both desktop and mobile platforms localized for that market, including search, mail, news, maps, traffic, weather, music, browser and mobile shell. As we seek to increase our Turkish user base, we will continue to incur costs to tailor our site to address the preferences and needs of users in Turkey and to acquire local content and services. International expansion also requires the development of new technologies, such as technology for storing web documents in different languages and document prioritization technology. Our international expansion efforts will continue to require us to incur additional costs that may contribute to a decline in our operating margins until we succeed in building the user base necessary to begin generating sufficient revenues in these new jurisdictions to earn accretive operating margins there. In addition, in certain countries we may choose to pursue joint venture arrangements as a means of developing our local offerings. Such arrangements may entail additional financial commitments and risks.

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

        Inflation in Russia has also impacted our results of operations and may continue to do so. According to Rosstat, the consumer price index in Russia increased by 6.6%, 6.5% and 11.4% in 2012, 2013, and 2014, respectively. The annual rate of inflation increased in 2014 due to depreciation of the Russian ruble. We can provide no assurance that the annual rate of inflation will not appreciate further in 2015. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

        Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Recent Acquisitions

  Seismotech

        In July 2012, we completed the acquisition of a 25% ownership interest in Seismotech LLC, a Russian-based geophysical data processing company, for RUR 27 million. We also have a 3-year option to buy another 25% interest in that company at a fixed price.

  KinoPoisk

        In October 2013, we completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiary, the operator of the largest and most comprehensive Russian-language website dedicated to movies, television programs and celebrities. In connection with this acquisition, we paid cash consideration of $80.0 million in full upon the closing of the deal, including $3.0 million paid into an escrow account. The amount in escrow will be paid to the sellers on the second anniversary of the closing assuming no warranty claims. A further description of the acquisition and its accounting implications can be found in note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

  KitLocate

        In March 2014, we completed the acquisition of a 100% ownership interest in KitLocate Ltd., the developer of an energy-efficient geolocation technology for mobile devices, for cash consideration of up to $10.2 million. The components of the consideration include $4.0 million paid in full upon closing of the deal, $3.9 million paid into an escrow account that will be released periodically during the four years following the completion date to the KitLocate founders subject to their continued employment with us, and $2.3 million (RUR 84 million at the exchange rate as of the acquisition date) of earn-out payments to be paid on the achievement of certain distribution milestones.

  Auto.ru

        In August 2014, we completed the acquisition of Auto.ru group ("Auto.ru"), one of the leading online auto classifieds businesses in Russia, for cash consideration of $178.4 million paid in full upon closing of the deal, including $14.0 million paid into an escrow account. The amount in escrow will be paid to the sellers in two instalments, 50% on the date falling 18 months after the completion date and the remaining 50% on the date falling 43 months after the completion date, assuming no warranty claims.

  ADFOX

        In September 2014, we bought the assets and assumed the liabilities of ADFOX LLC ("ADFOX") business, which, operates an advertising technology platform that provides services for planning, managing and analyzing advertising campaigns on the internet. We paid cash consideration of $11.3, $8.5 million (RUR 336 million at the exchange rate as of the acquisition date) of which was paid upon closing of the deal and $2.8 million of which will be paid to the sellers in two tranches on the first and the second anniversary of the completion closing assuming no warranty claims.

  Other

        During the year ended December 31, 2014, we completed other acquisitions and purchases of intangible assets for total consideration of approximately RUR 347 million.

        A further description of the acquisitions and their accounting implications can be found in note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

  RosTaxi

        In January 2015, we bought the assets and assumed the liabilities of the RosTaxi ("RosTaxi") business, which operates a taxi fleet management application. We paid cash consideration of up to RUR 500 million, including a deferred payment of up to RUR 380 million, subject to successful technical integration and client base transition, and contingent payment for post acquisition services of the founders of up to RUR 500 million payable in our Class A ordinary shares on the third anniversary of the closing, depending on the number of qualifying taxi trips.

Recent Dispositions

  Face.com

        In July 2012, we completed the sale of our ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd.) to a subsidiary of Facebook, Inc. for cash consideration of $5.7 million and 142,479 shares of Facebook, of which we sold 93,971 shares in 2013 and 48,508 shares in 2014.

  Yandex.Money

        In July 2013, we completed the sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank for $59.1 million in cash. Concurrent with the sale of our interest in Yandex.Money, we formed a joint venture with Sberbank in respect of this business, which continues under the Yandex.Money brand. As a result of this sale, we deconsolidated Yandex.Money and no longer show its online payment commissions as revenue. Since July 2013, we have accounted for Yandex.Money using the equity method, and, therefore, we record our share of the results of operations of the joint venture within the other income, net, line on our consolidated statements of income.

Results of Operations

        The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2012	2013	2014
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	25.0	26.8	28.2
Product development	14.8	14.8	17.5
Sales, general and administrative	17.0	16.5	15.3
Depreciation and amortization	10.3	9.4	8.8

Total operating costs and expenses	67.1	67.5	69.8

Income from operations	32.9	32.5	30.2
Interest income	3.5	4.3	1.7
Other income, net	0.4	5.5	12.4

Net income before income taxes	36.8	42.3	44.3
Provision for income taxes	8.2	8.2	10.8

Net income	28.6%	34.1%	33.5%

        Our consolidated operating margin has decreased each year under review from 32.9% in 2012 to 32.5% in 2013 and 30.2% in 2014. This decrease was primarily due to increases in traffic acquisition costs paid to our partners in the Yandex ad network each year as a percentage of our total revenues and to increases in rent expenses attributable to additional office space we began leasing in Moscow in May 2014 and to the fact that rent for our Moscow headquarters is U.S. dollar-denominated.

        The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2012	2013	2014
Revenues
Russian Search and Portal	25,828	35,294	45,814
Russian E-commerce	2,081	2,907	3,130
Other	1,150	1,689	2,334
Eliminations	(292)	(388)	(511)

Total revenues	28,767	39,502	50,767

Operating costs and expenses
Russian Search and Portal	17,250	22,943	29,420
Russian E-commerce	415	633	1,192
Other	1,564	2,723	4,133
Eliminations	(292)	(388)	(511)

Total operating costs and expenses	18,937	25,911	34,234

Adjusted operating income
Russian Search and Portal	8,578	12,351	16,394
Russian E-commerce	1,666	2,274	1,938
Other	(414)	(1,034)	(1,799)
Eliminations	—	—	—

Total adjusted operating income	9,830	13,591	16,533

        Eliminations represent the elimination of transaction results between the reporting units, primarily related to advertising. Operating costs and expenses of reporting units excludes share-based compensation expense.

  Revenues

        The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2012		2013		2014
	RUR	% of Revenues	RUR	% of Revenues	RUR	% of Revenues
	(in millions of RUR, except percentages)
Advertising revenues(1):
Text-based advertising:
Yandex websites	20,610	71.6%	27,584	69.8%	35,228	69.4%
Yandex ad network websites	4,898	17.1	7,885	20.0	11,410	22.5

Total text-based advertising	25,508	88.7	35,469	89.8	46,638	91.9
Display advertising:
Yandex websites	2,581	9.0	3,185	8.1	3,034	6.0
Yandex ad network websites	11	—	194	0.4	475	0.9

Total display advertising	2,592	9.0	3,379	8.5	3,509	6.9

Total advertising revenues	28,100	97.7	38,848	98.3	50,147	98.8
Online payment commissions(2)	552	1.9	394	1.0	—	—
Other revenues	115	0.4	260	0.7	620	1.2

Total revenues	28,767	100.0%	39,502	100.0%	50,767	100.0%

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

        Advertising revenues.    Total advertising revenues increased by RUR 11,299 million, or 29.1%, from 2013 to 2014 and by RUR 10,748 million, or 38.2%, from 2012 to 2013. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and fluctuations in average cost-per-click paid by our advertisers. As a result of current macroeconomic environment in Russia, we currently expect the rate of advertising revenue growth in 2015, as compared to 2014, to decrease materially.

        Paid clicks on our own websites together with those of our Yandex ad network partners increased 29% from 2013 to 2014 and 38% from 2012 to 2013. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased 2% from 2013 to 2014 and 1% from 2012 to 2013, reflecting supply and demand dynamics.

        During the periods under review, the year-over-year rates of change in paid clicks and average cost-per-click on a quarterly basis were as follows:

Quarter	Year-over-year growth in paid clicks, %	Year-over-year growth in cost-per-click, %
First Quarter 2012	61	(5)
Second Quarter 2012	62	(7)
Third Quarter 2012	35	5
Fourth Quarter 2012	26	11
First Quarter 2013	18	14
Second Quarter 2013	29	5
Third Quarter 2013	50	(5)
Fourth Quarter 2013	52	(7)
First Quarter 2014	49	(5)
Second Quarter 2014	36	2
Third Quarter 2014	19	8
Fourth Quarter 2014	18	3

        The fluctuations in paid clicks and in average cost-per-click during the periods under review were driven primarily by the following factors:

  •
  Growth in the number of internet users in Russia.  The number of internet users in Russia grew at a compound annual growth rate of 12% from fall 2010 to fall 2014, reaching 72.3 million, according to FOM. As internet usage has spread, the rate of growth has been declining, with the number of users in Russia increasing by 12% from fall 2011 to fall 2012, 9% from fall 2012 to fall 2013, and 9% from fall 2013 to fall 2014, according to FOM.

  •
  Increased traffic and search market share; growth in mobile search queries.  Our share of the Russian internet search market increased from 60% in 2012 to 62% in 2013, principally as a result of improvements in our search engine algorithms and more traffic being delivered through new and existing distribution partners. In 2014 our share decreased to 61%. For the first quarter of 2015, our share was 59%. Mobile search traffic as a percentage of our overall search traffic has been continually growing and in the full year 2014 comprised 22% of all search queries, compared with 14% in 2013, 10% in 2012 and 6% in 2011.

  •
  Growth in the size of the Russian online advertising market.  The total Russian online advertising market grew from RUR 56.3 billion in 2012, to RUR 71.7 billion in 2013 and to RUR 84.6 billion in 2014, according to the Russian Association of Communication Agencies ("AKAR"). According to our internal calculations (based on AKAR data), our share of the Russian online advertising market was 59% in 2014.

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

        Display advertising revenues.    Display advertising revenues accounted for approximately 6.9% of total revenues in 2014, compared with 8.5% in 2013 and 9.0% in 2012. The decrease in 2014 is primarily due to the macroeconomic environment in Russia. We expect display advertising revenues to be impacted more significantly than text-based ad revenues by the current economic environment.

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

        Other revenues.    Other revenues principally represent paid services and sublease revenues. Other revenues doubled due to the development of paid non-advertising services such as our Yandex.Taxi service.

        Revenues by reportable segment.    Our revenues attributable to Russian Search and Portal segment increased by RUR 10,520 million, or 29.8%, from 2013 to 2014 and by RUR 9,466 million, or 36.7%, from 2012 to 2013. The growth in this segment's revenues is in line with growth in our advertising revenues. Russian Search and Portal revenues accounted for approximately 90.2% of total revenues in 2014, compared with 89.3% in 2013 and 89.8% in 2012.

        Our revenues attributable to Russian E-commerce segment increased by RUR 223 million, or 7.7%, from 2013 to 2014 and by RUR 826 million, or 39.7%, from 2012 to 2013. Russian E-commerce revenues accounted for approximately 6.2% of total revenues in 2014, compared with 7.4% in 2013 and 7.2% in 2012. The decrease of this segment's share in total revenues in 2014 is primarily due to impact of the macroeconomic environment in Russia following the significant depreciation of the Russian ruble and increasing competition in the industry.

        Our revenues attributable to the other operating segments increased by RUR 645 million, or 38.2%, from 2013 to 2014 and by RUR 539 million, or 46.9%, from 2012 to 2013. These revenues accounted for approximately 4.6% of total revenues in 2014, compared with 4.3% in 2013 and 4.0% in 2012.

  Operating Costs and Expenses

        Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses; and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms and as a percentage of revenues in the near term; see "—Key Trends Impacting Our Results of Operations".

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

        The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 23.7% of our distribution costs in 2014, 28% in 2013 and 37% in 2012. The Opera agreement also provides for a 12-month "revenue tail" period should that agreement be terminated.

        Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

        The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	3,128	5,377	7,520
Traffic acquisition costs related to distribution partners	1,652	2,473	3,556
Total traffic acquisition costs	4,780	7,850	11,076
as a percentage of revenues	16.6%	19.9%	21.8%
Other cost of revenues	2,408	2,756	3,260
as a percentage of revenues	8.4%	7.0%	6.4%
Total cost of revenues	7,188	10,606	14,336
as a percentage of revenues	25.0%	26.8%	28.2%

        Cost of revenues increased by RUR 3,730 million, or 35.2%, from 2013 to 2014, primarily due to a RUR 3,226 million increase in traffic acquisition costs, and by RUR 3,418 million, or 47.6%, from 2012 to 2013, primarily due to an increase of RUR 3,070 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network, both for our text-based and our display advertising, increased by RUR 2,143 million from 2013 to 2014 and by RUR 2,249 million from 2012 to 2013, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period, with the principal driver of this increase being our agreement to power paid search on Mail.ru starting from July 1, 2013. In addition, the amounts paid to our distribution partners increased by RUR 1,083 million from 2013 to 2014 and by RUR 821 million from 2012 to 2013 due to growth in our existing distribution relationships, as well as the addition of new distribution partners. As a percentage of total revenues, traffic acquisition costs increased from 16.6% in 2012 to 19.9% in 2013 and 21.8% in 2014, representing the increase in our Yandex ad network revenues as a share of total revenues. While total traffic acquisition costs increased, network partner traffic acquisition costs as a percentage of network partner revenues remained broadly flat, at 63% in 2014 compared with 66% in 2013 and 64% in 2012, and distribution traffic acquisition costs as a percentage of text-based revenues from our own sites remained flat, at 8% of text-based revenue in 2012, 9% in 2013 and at 10% of text-based revenue in 2014.

        Other cost of revenues decreased as a percentage of total revenues from 7.0% in 2013 to 6.4% in 2014, but increased by RUR 504 million in absolute terms mainly due to an increase of RUR 227 million in personnel costs, RUR 254 million in content acquisition and costs for outsourced services, RUR 119 million of rent and utilities costs related mainly to our Moscow premises and RUR 40 million in additional share-based compensation expense. The increases were partly offset by the absence of the cost of online payment commissions and other cost of revenues related to Yandex.Money of RUR 136 million starting from July 2013. The increase in personnel costs over those periods was driven primarily by growth in our headcount that is allocated to cost of revenues, from 380 as of December 31, 2012, including 67 employees of Yandex.Money, to 387 as of December 31, 2013 and to 461 as of December 31, 2014.

        In 2013, other cost of revenues increased by RUR 348 million compared to 2012, primarily due to an increase of RUR 168 million in personnel costs, RUR 170 million in rent and utilities costs related mainly to our data centers, RUR 32 million in additional costs for outsourced services and RUR 28 million in additional share-based compensation expense, partly offset by RUR 50 million decrease in costs of sales related to Yandex.Money.

        We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in traffic acquisition, content and data center costs, but will remain flat as a percentage of revenues in the near term. The primary drivers of increases in our future traffic acquisition costs are the increase of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website, partly offset by the change in the mix of Yandex ad network partners to partners with more favourable terms. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue-sharing obligations or, alternatively, in less favorable revenue-sharing arrangements as result of increased competition for these arrangements with existing and potential new partners results.

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

        The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Product development expenses	4,274	5,827	8,842
as a percentage of revenues	14.9%	14.8%	17.5%

        Product development expenses increased by RUR 3,015 million, or 51.7%, from 2013 to 2014 and by RUR 1,553 million, or 36.3%, from 2012 to 2013. These increases were primarily due to increases in personnel expenses, office rental costs for our Moscow headquarters, which are U.S. dollar denominated, and share-based compensation resulting from increases in headcount and salary over the periods. Development personnel headcount increased from 2,027 as of December 31, 2012, including 71 employees of Yandex.Money, to 2,924 as of December 31, 2013 and to 3,329 as of December 31, 2014. As a percentage of revenues, product development expenses increased from 2013 to 2014 reflecting more rapid growth in personnel costs. As a percentage of revenues, product development expenses decreased slightly from 2012 to 2013 reflecting more rapid growth in revenues from the Yandex ad network compared with revenues from Yandex websites. Because product development expenses are primarily attributable to Yandex websites and services development, expansion of the Yandex ad network does not require proportionate increases in this expense category.

        In light of the current macroeconomic environment, we anticipate that product development expenses will increase in absolute terms and as a percentage of revenues in 2015.

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

        The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Sales, general and administrative expenses	4,900	6,537	7,782
as a percentage of revenues	17.0%	16.5%	15.3%

        Sales, general and administrative expenses increased by RUR 1,245 million, or 19.0%, from 2013 to 2014 and by RUR 1,637 million, or 33.4%, from 2012 to 2013, but decreased as a percentage of revenues from 2013 to 2014. The increase in absolute terms was due to increases in personnel expenses of RUR 547 million in 2014 compared to 2013 and of RUR 210 million in 2013 compared to 2012. The increase in personnel expenses resulted from a rise in sales, general and administrative headcount from 1,354 as of December 31, 2012, including 137 employees of Yandex.Money, to 1,591 as of December 31, 2013 and to 1,826 as of December 31, 2014. In addition, increased headcount and depreciation of the Russian ruble resulted in corresponding increases in allocable office rent and utilities of RUR 340 million in 2014 compared to 2013 and of RUR 99 million in 2013 compared to 2012. The increase in headcount across all functional areas from 2014 to 2013 also resulted in increases in general and administrative expenses, including an increase of RUR 105 million in business travel expenses partially driven by the geographical expansion of our business, and RUR 53 million in recruiting and training expenses.

        With respect to 2014 compared to 2013, additional factors contributing to the overall increase were an increase of RUR 71 million in share-based compensation expense, and an increase of RUR 132 million in bank commission expenses as we started to record commissions for online payments processing by Yandex.Money since July 2013. With respect to 2013 compared to 2012, an additional factor contributing to the overall increase was an increase of RUR 808 million in advertising and marketing expenses driven primarily by increased advertising and marketing expenses in Russia and in Turkey, RUR 143 million in legal, audit and consulting expenses, RUR 136 million in share-based compensation expense, RUR 122 million in business travel expenses, RUR 52 million in recruiting and training expenses and RUR 83 million in bank commission expenses related to Yandex.Money.

        While sales, general and administrative expenses increased in absolute terms, the corresponding decrease of sales, general and administrative expenses as a percentage of revenues in 2014 compared to 2013 reflects a more robust growth in revenues than in these types of expenses.

        We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms and as a percentage of revenues in 2015 as we continue to invest in our business. These increases will relate primarily to increased personnel and office rent expenses, as well as anticipated increases in advertising and marketing expenses.

        Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

        The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Depreciation and amortization expense	2,951	3,695	4,484
as a percentage of revenues	10.3%	9.4%	8.8%

        Depreciation and amortization expense increased by RUR 789 million, or 21.4%, from 2013 to 2014 and by RUR 744 million, or 25.2%, from 2012 to 2013. The increases in absolute terms for 2014 as compared to 2013 and for 2013 as compared to 2012 were primarily due to RUR 313 million and RUR 539 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUR 310 million and RUR 138 million increases, respectively, in amortization expense related to purchased technologies and licenses, and RUR 48 million and RUR 57 million increases, respectively, in depreciation expense related to office furniture and equipment. In 2014 compared to 2013, the increase in absolute terms was also attributable to a RUR 131 million increase in amortization expense related to intangible assets. The increases in depreciation and amortization expense for these categories was the result of capital expenditures in 2012, 2013 and 2014 and the acquisitions of new businesses, including SPB Software in November 2011, Kinopoisk in October 2013 and Auto.ru in August 2014.

        We anticipate that depreciation and amortization expense will increase in absolute terms and as a percentage of revenues in the near term as we continue to invest in our technology infrastructure and in business acquisitions. The recent depreciation of the Russian ruble will also result in material increase in our capital expenditures and respective depreciation and amortization.

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

        The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Share-based compensation expense	376	754	1,210
Share-based compensation expense as a percentage of revenues	1.3%	1.9%	2.4%

        Share-based compensation expense increased by RUR 456 million, or 60.5%, from 2013 to 2014, because of new equity-based awards granted in 2013 and 2014 and material depreciation of the Russian ruble, as share-based compensation expense is denominated in U.S. dollars.

        Share-based compensation expense increased by RUR 378 million, or 100.5%, from 2012 to 2013, primarily because of new equity-based awards granted in 2012 and 2013.

        We anticipate that share-based compensation expense will increase in absolute terms and as a percentage of revenues in near term because of new equity-based awards and recent depreciation of the Russian ruble.

        Operating Costs and Expenses by reportable segments.    Our operating costs and expenses attributable to the Russian Search and Portal segment increased by RUR 6,477 million, or 28.2%, from 2013 to 2014 and by RUR 5,693 million, or 33.0%, from 2012 to 2013. These increases were primarily due to increases in traffic acquisition costs, depreciation and amortization expense, and personnel expenses and allocable office rent and utilities resulting from increases in headcount and salary over the periods. With respect to 2013 compared to 2012, an additional factor contributing to the overall increase was an increase of RUR 486 million in advertising and marketing expenses.

        Our operating costs and expenses attributable to the Russian E-commerce segment increased by RUR 559 million, or 88.3%, from 2013 to 2014 and by RUR 218 million, or 52.5%, from 2012 to 2013. These increases were primarily due to increases in personnel expenses and allocable office rent and utilities resulting from increases in headcount and salary over the periods as we continue to invest in the development of the service. With respect to 2014 compared to 2013, an additional factor contributing to the overall increase was an increase of RUR 209 million in advertising and marketing expenses.

        Our operating costs and expenses attributable to the other operating segments increased by RUR 1,410 million, or 51.8%, from 2013 to 2014 and by RUR 1,159 million, or 74.1%, from 2012 to 2013. These increases were primarily due to increases in personnel expenses and allocable office rent and utilities resulting from increases in headcount and salary over the periods. With respect to 2013 compared to 2012, an additional factor contributing to the overall increase was an increase of RUR 306 million in advertising and marketing expenses.

  Interest Income, Net

        Interest income, net consists of interest earned on our cash, cash equivalents, term deposits and investments in debt securities, partially offset by interest expense representing coupon and amortization of debt discount and issuance costs related to our convertible notes issued in December 2013. We derive a considerable portion of our interest income from ruble term deposits held in major Russian banks. Investments in term deposits, money market funds and debt securities held in the Netherlands generally yield considerably lower returns.

        Interest income, net decreased from RUR 1,717 million in 2013 to RUR 856 million in 2014, as a result of recording interest expense of RUR 1,091 representing coupon and amortization of debt discount and issuance costs related to our convertible notes issued in December 2013.

        Interest income, net increased from RUR 1,002 million in 2012 to RUR 1,717 million in 2013, principally as a result of investing more of our cash from operating activities in Russia, where our investments earn significantly higher returns.

  Other Income, Net

        Our other income net primarily consists of foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non-operating gains and losses, including gains from the sale of equity securities/subsidiaries, gain from repurchases of convertible notes and losses and impairment of investments in equity securities.

        The following table presents the components of our other income, net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Foreign exchange (losses)/gains	(57)	139	6,553
Gain from sale of equity securities/subsidiaries	234	2,137	—
Gain from repurchases of convertible debt	—	—	548
Impairment of investments in equity securities	—	—	(700)
Other	(59)	(117)	(105)
Total other income, net	118	2,159	6,296
Total other income, net, as a percentage of revenues	0.4%	5.5%	12.4%

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. In 2012 and 2013, we recorded in our primary Russian subsidiary as other income, net a RUR 57 million loss and a RUR 127 million gain in 2012 and 2013, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. In 2014, because of the material depreciation of the ruble, we recorded foreign exchange gain of RUR 6,524 million. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward re-valuations of the ruble equivalent of these U.S. dollar-denominated monetary assets.

        In 2012, gain from the sale of equity securities/subsidiaries represents the gain from the sale of our ownership interest in Face.com Inc. In 2013, gain from the sale of equity securities/subsidiaries primarily consisted of a RUR 2,035 million gain from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013. In 2014, we repurchased $150 million in principal amount of our outstanding convertible notes for $131.1 million resulting in a gain of RUR 548 million. Also in 2014, we recorded an impairment on our minority equity investment in Blekko Inc. of RUR 700 million.

        Items recognised as "Other" in "Other income, net" includes equity income from securities/subsidiaries changes in the fair value of derivative instruments and other non-operating gains and losses.

  Provision for Income Taxes

        The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR, except percentages)
Provision for income taxes	2,351	3,239	5,455
Effective tax rate	22.2%	19.4%	24.3%

        Our provision for income taxes increased by RUR 2,216 million from 2013 to 2014 and by RUR 888 million from 2012 to 2013, primarily as a result of an increase in taxable income.

        Our effective tax rate increased by 4.9 percentage points from 2013 to 2014. Our effective tax rate was higher in 2014 than in 2013 because in the first quarter of 2014 we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that we considered not to be permanently reinvested in Russia. Adjusted for this tax, our effective tax rate for 2014 would have been 22.2%.

        Our effective tax rate decreased by 2.8 percentage points from 2012 to 2013 primarily reflecting a significant non-taxable gain from the sale of Yandex.Money in July 2013. Adjusted for this gain, our effective tax rate for 2013 would have been 22.1%.

        See "Critical Accounting Policies, Estimates and Assumptions—Tax Provisions" for additional information about our provision for income taxes.

        A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2014. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

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

        Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in millions of RUR)
Consolidated statements of income data:
Revenues	7,999	9,199	10,218	12,086	10,885	12,158	13,057	14,667
Operating costs and expenses:
Cost of revenues(1)	1,976	2,158	2,931	3,541	3,332	3,427	3,570	4,007
Product development(1)	1,328	1,381	1,467	1,651	2,004	2,079	2,086	2,673
Sales, general and administrative(1)	1,363	1,530	1,661	1,983	1,762	1,907	1,810	2,303
Depreciation and amortization	879	912	914	990	1,069	1,114	1,095	1,206

Total operating costs and expenses	5,546	5,981	6,973	8,165	8,167	8,527	8,561	10,189

Income from operations	2,453	3,218	3,245	3,921	2,718	3,631	4,496	4,478
Interest income, net	368	452	483	414	172	203	224	257
Other (expense)/income, net	26	17	2,022	94	668	(617)	1,070	5,175

Income before income taxes	2,847	3,687	5,750	4,429	3,558	3,217	5,790	9,910
Provision for income taxes	601	772	783	1,083	878	821	1,418	2,338

Net income	2,246	2,915	4,967	3,346	2,680	2,396	4,372	7,572

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

	Quarter ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	24.7	23.5	28.7	29.3	30.6	28.2	27.3	27.3
Product development(1)	16.6	15.0	14.4	13.7	18.4	17.0	16.0	18.3
Sales, general and administrative(1)	17.0	16.6	16.3	16.4	16.2	15.7	13.9	15.7
Depreciation and amortization	11.0	9.9	8.9	8.2	9.8	9.2	8.4	8.2

Total operating costs and expenses	69.3	65.0	68.3	67.6	75.0	70.1	65.6	69.5

Income from operations	30.7	35.0	31.7	32.4	25.0	29.9	34.4	30.5
Interest income	4.6	4.9	4.8	3.4	1.6	1.7	1.7	1.8
Other (expense)/income, net	0.3	0.2	19.8	0.8	6.1	(5.1)	8.2	35.3

Income before income taxes	35.6	40.1	56.3	36.6	32.7	26.5	44.3	67.6
Provision for income taxes	7.5	8.4	7.7	8.9	8.1	6.8	10.8	16.0

Net income	28.1%	31.7%	48.6%	27.7%	24.6%	19.7%	33.5%	51.6%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

        As of December 31, 2014, we had RUR 49,171 million in cash, cash equivalents, and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less, current term deposits consist of bank deposits with original maturities of more than three months but no more than one year, and non-current term deposits are bank deposits with original maturities of more than one year. Our current treasury policy permits us to hold up to 50% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars and, additionally, to accumulate U.S. dollars for repayment of our convertible debt in 2018. In order to achieve this split of our currency holdings, we currently convert a portion of the rubles received from operations, as well as from maturing deposits, into U.S. dollars. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar-denominated holdings as of December 31, 2014 accounted for approximately 54.7% of our cash, cash equivalents and term deposits.

        The net proceeds to us in December 2013 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $593.9 million; we also received net proceeds of $89.2 million related to the exercise of the underwriters' over-allotment option in January 2014. From time to time, we repurchase and retire outstanding notes. During 2014, we repurchased and retired an aggregate of $150.0 million face amount of the outstanding notes for $131.3 million. The notes are convertible into cash, our Class A shares or a combination of cash and Class A shares, at our election, under certain circumstances, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of certain events. A further description of the accounting treatment related to the notes can be found in note 11 of our audited consolidated financial statements included elsewhere in this Annual Report. Those proceeds were received by our parent company, a Dutch holding company that generates no operating cash flow itself.

        Other than the proceeds from our convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles. The cumulative net profit of our Russian subsidiaries calculated in accordance with Russian accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions, unused vacation, deferred tax and bad debt reserves) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2014 was approximately RUR 53,980 million ($959.5 million).

        We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. We did not provide for dividend withholding taxes on the unremitted earnings of our foreign subsidiaries in 2013 and earlier years because they were considered permanently reinvested outside of the Netherlands. Starting in 2014, we have began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. As of December 31, 2014, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUR 44,787 million ($796.1 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUR 2,239 million ($39.48 million). See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty." We do not have any current plan to pay cash dividends on our shares in the near term.

        As of December 31, 2014, we had no outstanding indebtedness other than the convertible notes due 2018. We do not currently maintain any line of credit or other similar source of liquidity.

  Cash Flows

        In summary, our cash flows were:

	Year ended December 31,
	2012	2013	2014
	(in millions of RUR)
Net cash provided by operating activities	11,529	14,705	15,546
Net cash used in investing activities	(10,190)	(710)	(28,589)
Net cash provided by/(used in) financing activities	361	11,461	(11,707)
Effect of exchange rate changes on cash	(205)	513	9,001

        Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, gain from repurchase of convertible notes and the effect of changes in working capital.

        Cash provided by operating activities increased by RUR 841 million from 2013 to 2014. This increase was primarily due to an increase of RUR 3,546 million in net income, offset by a decrease of RUR 1,715 million in non-cash adjustments to net income and a decrease of RUR 990 million in cash provided by changes in working capital. The change in adjustments for non-cash items was primarily due to fluctuations in foreign exchange gains of RUR 6,414 million. Cash provided by working capital decreased between the periods primarily due to significant increases in prepaid expenses and other assets, principally arising from an increase in interest receivable accrued.

        From 2012 to 2013, cash provided by operating activities increased by RUR 3,176 million. This increase was primarily due to an increase of RUR 5,251 million in net income, offset by a decrease of RUR 1,301 million in non-cash adjustments to net income, and a decrease of RUR 774 million in cash provided by changes in working capital. The change in adjustments for non-cash items was primarily due to gain of RUR 1,903 million from the sale of equity securities, reflecting our sale of a 75% (less one ruble) interest in Yandex.Money in July 2013.

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

  Cash used in investing activities.

        Cash used in investing activities in 2014 increased by RUR 27,879 million compared to 2013 as a result of an increase of investments in term deposits (net of proceeds) of RUR 9,763 million, increases in capital expenditures of RUR 4,743 million and of investments in debt securities of RUR 2,546 million, offset by decreases in proceeds from maturities of debt securities of RUR 4,394 million, in proceeds from sale of non-marketable equity securities of RUR 1,903 million, in the amount of cash paid for the acquisition of new businesses of RUR 3,922 million, and cash placed in escrow of RUR 656 million related to contingent compensation payable to the sellers of Auto.ru and Kitlocate. Cash paid for acquisitions of businesses in 2014, net of cash acquired, primarily consists of cash paid for Auto.Ru in August 2014. Investments in debt securities consist of cash paid for Russian corporate bonds and Russian government bonds.

        Cash used in investing activities in 2013 decreased by RUR 9,480 million compared to 2012 as a result of increases in RUR 3,448 million in proceeds from maturing debt securities and RUR 1,849 million in proceeds from the sale of non-marketable equity securities, and by a decrease of investments in term deposits (net of proceeds) of RUR 7,913 million, partly offset by RUR 2,438 million paid for the acquisition of KinoPoisk LLC.

        Our total capital expenditures were RUR 9,679 million in 2014 and RUR 4,936 million in 2013. Our capital expenditures have historically consisted primarily of the purchase of servers and networking equipment. We also incurred significant capital expenditures in 2013 and 2014 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure in 2015 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

  Cash used in/provided by financing activities.

        For 2014, cash outflow from financing activities was RUR 11,707 million, reflecting RUR 8,423 million used to fund our open market share repurchase program and RUR 6,414 million to repurchase our outstanding convertible notes, (partly offset by RUR 2,981 of proceeds from the additional issuance of our outstanding convertible notes in January 2014), RUR 42 million used for the payment of convertible debt issuance costs along with proceeds of RUR 191 million from share option exercises.

        In 2013, financing activities provided RUR 11,461 million in cash, reflecting RUR 19,719 million in proceeds from the issuance of our convertible notes and RUR 439 million in proceeds from share option exercises, offset by RUR 8,518 million used to fund our open market share repurchase program and RUR 179 million paid for convertible debt issuance costs.

Off-Balance Sheet Items

        We do not currently engage in off-balance sheet financing arrangements, and do not have any interest in entities referred to as variable interest entities, which include special purposes entities and other structured finance entities.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2014:

	Payments due by period
	Total	Through 2015	2016 through 2017	2018 through 2019	Thereafter
	(in millions of RUR)
Long-term principal debt obligations	30,380	—	—	30,380	—
Interest payments	1,368	342	684	342	—
Long-term operating lease obligations	25,353	4,056	7,860	8,344	5,093
Data centers related purchase obligations	2,405	2,357	48	—	—
Other purchase obligations	7,096	2,025	2,188	1,635	1,248
Payments related to business acquisitions	1,200	248	558	394	—

Total contractual obligations	67,802	9,028	11,338	41,095	6,341

        The table above presents our long-term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services and obligations related to repayment of our convertible notes due 2018. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2014. All amounts shown include value added tax.

Critical Accounting Policies, Estimates and Assumptions

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

  Share-Based Compensation Expense

        We estimate the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share-Based Awards:

	Year ended December 31,
	2012	2013	2014
Expected life of the awards (years)	5.51 - 7.02	5.44 - 7.04	5.52 - 7.04
Expected annual volatility	54%	49%	38%
Risk-free interest rate	0.78%	1.77%	1.85%
Expected dividend yield	—	—	—

        To determine the expected option term, we use the "simplified method" as allowed under the SEC's accounting guidance, which represents the weighted- average period during which our awards are expected to be outstanding.

        With respect to price volatility, for 2012 and 2013 grants we used historical volatility of our publicly reported share price, after December 2013 we use future volatility of our share prices implied by our convertible debt prices cross-checked with the historical volatility of our publicly reported share price.

        We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the grant date.

        We did not declare any dividends with respect to 2012, 2013 or 2014 and do not have any plans to pay dividends in the near term. We therefore use an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2012, 2013 and 2014.

        We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We calculate the forfeiture rate by reference to our historical employee turnover rate. If our actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

  Tax Provisions

        Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. FASB authoritative guidance on accounting for uncertainty in income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2014, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Risks Related to Doing Business and Investing in Russia and the Other Countries in which We Operate—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

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

        We assess the carrying value of goodwill arising from business combinations on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include under-performance of our reporting units compared with our internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. Therefore, our judgment as to the future prospects of our business has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Recently Adopted Accounting Pronouncements

        Effective January 1, 2014, we adopted the Financial Accounting Standards Board ("FASB") accounting standards update on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The adoption of this update did not have a significant impact on our consolidated financial position, results of operations, cash flows or disclosures.

        Effective January 1, 2014, we adopted the FASB accounting standards update on parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The adoption of these amendments did not have a material impact on our consolidated balance sheet or results of operations.

        Effective January 1, 2014, we adopted accounting standards updates on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.

        Effective January 1, 2014, we adopted FASB accounting standards update on parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The adoption of these amendments did not have a material impact on our consolidated balance sheet or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to RUR 15,523 million and RUR 6,919 million as of December 31, 2014 and 2013, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUR 2,226 million and RUR 972 million in 2014 and 2013, respectively.

        Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, as is customary in the Russian real estate market, the majority of our rent expenses, including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, can also be materially affected by changes in the dollar-ruble and euro-ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occured in 2014, the ruble equivalent of these U.S. dollar-denominated expenditures increase and negatively impact our net income and cash flows.

        In 2011, we entered into two seven-year lease agreements for an aggregate of approximately 12,000 additional square meters of office space located in our headquarters complex in Moscow. In April 2014, we further extended the existing rent agreements to 2021. The lease of our Moscow headquarters entails outstanding commitments of approximately RUR 24,000 million as of December 31, 2014. The rent under these leases is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble, although we are not protected from any potential appreciation. The landlord's protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re-measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the income statement. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2014, we would have recognized additional foreign exchange losses before tax of RUR 5 million in 2014. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2014, we would have recognized additional foreign exchange gains before tax of RUR 6 million in 2014.

        The functional currency of our Dutch parent company and our Dutch and U.S. subsidiaries is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is the respective local currency. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2012, 2013 and 2014 are included as a foreign translation adjustment recorded as part of other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our net assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUR 9,406 million and RUR 22,143 million as of December 31, 2014 and 2013, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUR 1,926 million and RUR 1,153 million in 2014 and 2013, respectively.

        Subsequent to December 31, 2014, the Russian ruble remained highly volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2014 was RUR 56.2584 to $1.00 and, during the period from December 31, 2014 to April 28, 2015, the currency exchange rate of the Russian ruble appreciated to RUR 51.4690 to $1.00. The lowest rate reached during this period was RUR 69.6640 to $1.00 as of February 3, 2015. The highest rate reached during this period was RUR 49.6749 to $1.00 as of April 17, 2015.

  Interest Rate Risk

        We had cash, cash equivalents and term deposits of RUR 49,171 million and held debt securities of RUR 3,124 million as of December 31, 2014. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents, term deposits and debt securities balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

        In December 2013, we issued and sold $600.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. In January 2014, we issued and sold an additional $90.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. During 2014, we repurchased and retired $150 million in aggregate principal amount of the outstanding notes. We carry the convertible notes at face value less unamortized discount on our balance sheet. The fair value of the notes changes when the market price of our shares or interest rates fluctuate.

Item 6.    Directors, Senior Management and Employees.

        The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Alfred Fenaughty	88	2017	2000	Chairman and Non-Executive Director
Arkady Volozh	51	2017	2000	Executive Director and Chief Executive Officer
John Boynton	49	2015	2000	Non-Executive Director
Esther Dyson	63	2015	2006	Non-Executive Director
Elena Ivashentseva	48	2017	2000	Non-Executive Director
Rogier Rijnja	52	2016	2013	Non-Executive Director
Charles Ryan	47	2016	2011	Non-Executive Director
Alexander Voloshin	58	2016	2010	Non-Executive Director
Herman Gref	51	2017	2014	Non-Executive Director
Alexander Shulgin	37	N/A	2010	Chief Operating Officer
Gregory Abovsky	38	N/A	2014	Chief Financial Officer

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

        Ms. Dyson has been a non-executive director since 2006. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also previously sat on the board of WPP Group, a global communications company. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a security analyst on Wall Street. At New Court Securities,

Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited the newsletter Release 1.0 and ran the annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies AlterGeo, TerraLink, Epam and UCMS. In the U.S., she is on the boards of 23andMe, Meetup, and others. She is on the boards of listed companies WPP Group and Luxoft, based in Moscow and Kiev. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She has a B.A. in economics from Harvard University.

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

        Herman Gref has been a non-executive director since May 2014. Mr. Gref has served since 2007 as the Chief Executive Officer and Chairman of the Executive Board of Sberbank of Russia, one of the largest commercial banks in Russia. From 2000 to 2007, Mr. Gref served as the Minister for Economic Development of the Russian Federation and has previously served in a number of government positions at the federal and regional levels in Russia. Mr. Gref holds a degree in law from Omsk State University, a Ph.D. in law from St Petersburg State University and a Ph.D. in economics. Mr. Gref holds a Citation and Certificate of Honor from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal.

        Alexander Shulgin was appointed Chief Operating Officer in 2014. Mr. Shulgin joined Yandex as Chief Financial Officer in May 2010. A finance professional with 13 years of experience in the FMCG industry, Mr. Shulgin worked in different finance positions in Coca-Cola Hellenic from 1997 until 2007. In 2007, he was appointed country chief financial officer of Coca-Cola Hellenic Russia. Mr. Shulgin has a degree in Management from Rostov-on-Don State University.

        Gregory Abovsky was appointed Chief Financial Officer in 2014. Mr. Abovsky joined Yandex as Vice President of Investor Relations in January 2013, taking on the additional role of Vice President of Corporate Development in October 2013. Mr. Abovsky began his career in the investment banking division of Morgan Stanley, and has over 14 years of experience in a variety of finance and investment management roles in the media and technology sectors. Mr. Abovsky holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

Compensation and Share Ownership of Executive Officers and Directors.

        The aggregate cash compensation paid or accrued in 2014 for members of our senior management (a total of 23 persons), as a group, was RUR 176 million ($3.1 million).

        In May 2011, we granted each of our non-executive directors an option to acquire 28,000 Class A shares at the initial public offering price of $25.00 per share, effective on the closing of our initial public offering. Such options vest over a four-year period. In May 2013, we granted to a new non- executive director an option to acquire 28,000 Class A shares at a price of $27.74 per share. In May 2014, we granted a new non- executive director an option to acquire 28,000 Class A shares at a price $33.09 per share.

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

Employees

        The following table indicates the composition of our workforce as of December 31 each year indicated:

	2011	2012	2013	2014
Russia	3,062	3,415	4,312	5,020
Other	250	346	590	596
Total	3,312	3,761	4,902	5,616

	2011	2012	2013	2014
Product development	1,842	2,027	2,924	3,329
Sales, general and administration	1,145	1,354	1,591	1,826
Cost of sales	325	380	387	461
Total	3,312	3,761	4,902	5,616

        We also typically employ several hundred contract workers on a part-time basis, and the numbers of such contract workers generally varies in line with the numbers of full-time staff.

        Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

        Our Fourth Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan") provides for the grant of equity awards in the form of share options, share appreciation rights, restricted shares and restricted share units (or so-called "deferred shares"). The total number of shares available for issuance under the plan is equal to 10% of the aggregate number of Class A and Class B shares outstanding from time to time.

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

        Exercise price and term of equity awards.    The exercise price of options or measurement price of share appreciation rights awards is the closing price per Class A share on the NASDAQ Global Select Market on the grant date. Restricted share unit awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee's relationship with us has not terminated.

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

        Equity Award Exchange.    In April 2015, we offered certain of our employees the opportunity to exchange outstanding share appreciation rights awards for new restricted share unit awards. As a result of recent economic and market conditions, the value of our Class A shares has fluctuated significantly in recent periods and we believed that restricted share unit awards would provide a better incentive for our employees in these conditions. Each eligible employee was therefore given the opportunity to exchange outstanding share appreciation rights awards for restricted share unit awards on a two-for-one basis (two share appreciation rights for one restricted share unit), subject to longer vesting and exercisability terms. In particular, such replacement awards will vest over a five-year period, compared with the four-year vesting term of the original share appreciation rights awards. A total of 14 employees, including our Chief Operating Officer and Chief Financial Officer, participated in the offer, exchanging a total of 1,663,750 share appreciation rights for a total of 831,875 restricted share units.

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

        The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of March 14, 2015. Percentage of beneficial ownership is based on 256,919,259 Class A shares and 60,860,605 Class B shares outstanding as of March 14, 2015. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as at March 14, 2015
	Class A Shares		Class B Shares		Total Percentage
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	By Voting Power(1)	By Number of Shares
Directors and Senior Management:
Arkady Volozh	0	—	34,459,684	56.62%	39.81%	10.84%
Alfred Fenaughty(2)	26,250	*	1,400,000	2.30%	1.62%	*
John Boynton(3)	724,850	*	0	—	*	*
Esther Dyson(4)	186,250	*	0	—	*	*
Elena Ivashentseva(5)	1,682,468	*	13,297,636	21.85%	15.56%	4.71%
Rogier Rijnja(6)	15,250	*	0	—	*	*
Charles Ryan(7)	456,142	*	0	—	*	*
Alexander Voloshin(8)	76,250	*	0	—	*	*
Herman Gref(9)	0	—	0	—	—	—
Alexander Shulgin(10)	142,000	*	0	—	*	*
Gregory Abovsky(11)	12,878	*	0	—	—	*
All current directors and senior management as a group (11 persons)(12)	3,322,338	1.29%	49,157,320	80.77%	57.18%	16.51%
Principal Shareholders:
Baring Vostok Private Equity Funds(13)	1,596,765	*	13,297,636	21.85%	15.55%	4.69%
Capital Research Global Investors(14)	21,269,000	8.28%	0	—	2.46%	6.69%
Comgest Global Investors S.A.S(15)	12,585,487	4.90%	0	—	1.45%	3.96%
EuroPacific Growth Fund(16)	16,542,400	6.44%	0	—	1.91%	5.21%
Oppenheimer Funds, Inc.(17)	36,481,537	14.20%	0	—	4.21%	11.48%
Vladimir Ivanov	7,495,000	2.92%	5,318,884	8.74%	7.01%	4.03%
Total shares held by directors, management and 5% holders	99,292,527	38.65%	54,476,204	89.51%	74.41%	48.39%

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

(2)
Includes 1,400,000 Class B shares held by the Alfred and Riqueza Fenaughty Revocable Living Trust, the beneficiaries of which include Mr. Fenaughty or members of his family, and includes 26,250 Class A shares subject to an option that is currently exercisable. Excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015.

(3)
Includes (a) 291,400 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 325,000 Class A shares held by the John W. Boynton Trust of 2006, (c) 82,200 Class A shares held by The Diomedes Foundation, a charitable organization and (d) 26,250 Class A shares subject to an option that is currently exercisable. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015.

(4)
Includes 26,250 Class A shares subject to an option held by Ms. Dyson that is currently exercisable, and excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015.

(5)
Includes shares held by BC&B Holdings B.V. ("BC&B"). Includes 26,250 Class A shares subject to an option held by BC&B that is currently exercisable, and excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015. These options were granted to BC&B, which holds the options on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is a senior partner of Baring Vostok Capital Partners Limited, a Cypriot limited company, which is a sub-adviser to Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey ("BVCPL") which acts as the investment advisor with respect to the investment by Baring Vostok Private Equity Funds in BC&B. See note 13. Ms. Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 85,703 Class A shares held by Caldwell Associated, a company controlled by Ms. Ivashentseva.

(6)
Includes 12,250 Class A shares subject to an option that is currently exercisable and 3,000 Class A shares held directly by Mr. Rijnja, and excludes options to purchase 15,750 Class A shares that are not exercisable within 60 days after March 15, 2015.

(7)
Includes 454,392 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly. Includes 26,250 Class A shares subject to an option that is currently exercisable, and excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015.

(8)
Includes 26,250 Class A shares subject to an option held by Mr. Voloshin that is currently exercisable, and excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015.

(9)
Excludes options to purchase 28,000 Class A shares held by Mr. Gref that are not exercisable within 60 days after March 15, 2015, and excludes our priority share, held by Sberbank.

(10)
Consists of 142,000 restricted share units held by Mr. Shulgin that are not exercisable within 60 days after March 15, 2015.

(11)
Consists of 12,878 restricted share units held by Mr. Abovsky that are not exercisable within 60 days after March 15, 2015

(12)
Includes options to purchase 200,150 shares that are exercisable within 60 days after March 15, 2015, and excludes restricted share units and options to purchase 181,128 shares that are not exercisable within 60 days after March 15, 2015.

(13)
Includes 13,297,636 Class B Shares. Includes 26,250 Class A shares that are subject to an option that is currently exercisable. Excludes options to purchase 1,750 Class A shares that are not exercisable within 60 days after March 15, 2015. BC&B Holdings B.V. ("BC&B") is 100% owned by BC & B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands ("BC&B Coop"). 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited ("CHNL"), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited ("BVNL"), 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited ("DDNL"). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 1,003,017 Class A shares and 6,961,378 Class B shares held by BC&B; BVNL has the right to control the voting and disposition of 381,431 Class A shares and and 3,176,497 Class B shares held by BC&B; and DDNL has the right to control the voting and disposition of 379,420 Class A Shares and 3,159,761 Class B shares held by BC&B.

(14)
The number of shares reported is based solely on the Schedule 13G filed by Capital Research Global Investors on February 9, 2015. Capital Research Global Investors is a division of Capital Research and Management Company ("CRMC") and is deemed to be the beneficial owner of the shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(15)
The number of shares reported is based solely on the Schedule 13G filed by Comgest Global Investors S.A.S. on February 6, 2015.

(16)
The number of shares reported is based solely on the Schedule 13G filed by EuroPacific Growth Fund on February 9, 2015.

(17)
The number of shares reported is based solely on the Schedule 13G filed by Oppenheimer Funds, Inc. on February 10, 2015.

Holdings by U.S. Shareholders

        As of March 14, 2015, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) and there were three holders of record of Class B shares located in the United States, together holding in the aggregate approximately 99% and 2% of our outstanding Class A and B shares by number, respectively, representing in the aggregate approximately 31% of our outstanding shares by voting power.

Related Party Transactions

Shareholders Agreement

        Shareholders holding an aggregate of approximately 72 million Class A and Class B shares, representing approximately 66.97% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

        Demand registration rights.    Shareholders party to the agreement together holding approximately 53 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters' discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F-3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

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

  Yandex.Money Joint Venture

        In July 2013, we sold a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank for $60 million in cash and entered into a joint venture arrangement with Sberbank in respect of the future operation of this business, which continues under the Yandex.Money brand. Our joint venture agreement with Sberbank provides for standard minority protections and addresses corporate governance matters such as veto rights, deadlock mechanisms and rights of first refusal and co-sale.

        Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013, we retained a non-controlling interest and significant influence over Yandex.Money's business. We continue to use Yandex.Money for payment processing and subleases to Yandex.Money part of its premises. The amount of revenues from subleasing and online payment commissions was RUR 78 million ($1.4 million) and RUR 125 million ($2.2 million), respectively, for the year ended December 31, 2014. As of December 31, 2014, the amount of receivables related to payment processing was RUR 46 million ($0.8 million). We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers and suppliers of the Company.

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

Markets

        Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market, under the symbol "YNDX".

        The following table sets forth the high and low closing sale prices on the NASDAQ Global Select Market for our Class A ordinary shares for (1) the three most recent years, (2) the each quarter of the two most recent full financial years and any interim period, and (3) the six most recent months.

	High		Low
Annual Highs and Lows	$		$
2014		44.22		16.82
2013		43.15		20.07
2012		27.30		16.66
Quarterly Highs and Lows
First Quarter 2015		18.42		14.12
Fourth Quarter 2014		28.62		16.82
Third Quarter 2014		35.01		27.80
Second Quarter 2014		35.64		24.00
First Quarter 2014		44.22		28.75
Fourth Quarter 2013		43.15		35.54
Third Quarter 2013		37.93		27.49
Second Quarter 2013		29.26		20.07
First Quarter 2013		25.66		22.53
Monthly Highs and Lows
March 2015		16.02		14.12
February 2015		17.01		14.91
January 2015		18.42		14.89
December 2014		23.98		16.82
November 2014		27.81		24.92
October 2014		28.62		24.44

        On March 31, 2015, the closing sale price per share on the NASDAQ Global Select Market was $15.16.

        In June 2014, our Class A ordinary shares were admitted to trading on Moscow Exchange (MOEX) and are currently listed in the Listing A Level 1, top quotation list on MOEX, under the symbol "YNDX".

        The following table sets forth the high and low closing sale prices on MOEX for our Class A ordinary shares for (1) the each quarter of the most recent full financial years and any interim period, and (3) the six most recent months.

	High	Low
	RUR	RUR
Quarterly Highs and Lows
First Quarter 2015	1177	866
Fourth Quarter 2014	1283	991
Third Quarter 2014	1230	1031
Monthly Highs and Lows
March 2015	1000	866
February 2015	1115	997
January 2015	1177	1075
December 2014	1283	991
November 2014	1239	1183
October 2014	1212	996

        On March 31, 2015, the closing sale price per share on Moscow Exchange was RUR893.

Item 10.    Additional Information.

Memorandum and Articles of Association

        We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012 and May 22, 2013.

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

        In 2014 and the first quarter of 2015, we repurchased an aggregate of $177.8 million face amount of the convertible notes for an aggregate of $154.0 million in the open market.

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

Documents on Display

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

        Not applicable.

Item 15.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

        The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2014. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company's disclosure controls and procedures as of December 31, 2014, the company's chief executive officer and chief financial officer concluded that, as of such date, the company's disclosure controls and procedures were effective.

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

        Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2014. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2014, our internal control over financial reporting was effective.

        No change in the company's internal control over financial reporting occurred during the fiscal year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by ZAO Deloitte & Touche CIS, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the internal control over financial reporting of Yandex N.V. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2014 of the Company and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
April 30, 2015

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

	2013	2014
	(RUR in million)
Audit Fees(1)	27.1	25.8
Audit Related Fees(2)	7.8	15.6
Tax Fees(3)	0.9	1.4
All Other Fees	—	—
Total Fees	35.8	42.8

(1)
Audit fees for 2013 and 2014 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre-Approval Policies for Non-Audit Services

        In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved 100% of the non-audit services performed for us by Deloitte & Touche during 2014.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Shares(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 1 - 31, 2014	929,125	$41.2001	929,125	5,397,194
February 1 - 28, 2014	800,000	$38.1852	800,000	4,597,194
March 1 - 31, 2014	1,238,200	$31.2890	1,238,200	3,358,994
April 1 - 30, 2014	1,804,577	$27.2233	1,804,577	1,554,417
May 1 - 31, 2014	1,186,700	$29.1775	1,186,700	367,717
June 1 - 30, 2014	367,717	$33.2063	367,717	0
July 1 - 31, 2014	—	$—	—	3,000,000
August 1 - 31, 2014	2,000	$28.4000	2,000	2,998,000
September 1 - 30, 2014	21,000	$30.0142	21,000	2,977,000
October 1 - 31, 2014	616,355	$25.3483	616,355	2,360,645
November 1 - 30, 2014	360,645	$25.9596	360,645	2,000,000
December 1 - 31, 2014	—	$—	—	—
Total	7,326,125	$31.2852	7,326,319	2,000,000

(1)
As of trade date

(2)
Weighted average per month

(3)
On March 11, 2013, we announced that our board of directors had authorized a program to repurchase up to 12 million of our Class A shares from time to time in open market transactions. On December 10, 2013, we announced that our board of directors had authorized an increase in our existing 12 million share repurchase program by 3 million shares, to a total of up to 15 million shares. The program was completed in June 2014. On July 29, 2014, we announced an additional increase of the amended repurchase program for an additional 3 million shares.

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

YANDEX N.V.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015, expressed an unqualified opinion on the Company's internal control over financial reporting.

        Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
April 30, 2015

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)

	As of December 31,
	Notes	2013	2014	2014
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	5	33,394	17,645	313.6
Marketable securities	5	87	—	—
Term deposits		—	5,863	104.2
Investments in debt securities	5	—	3,124	55.5
Accounts receivable, net	5	2,785	3,703	65.8
Prepaid expenses		689	1,556	27.8
Deferred tax assets	10	596	180	3.2
Other current assets	5	1,332	3,736	66.4

Total current assets		38,883	35,807	636.5
Property and equipment, net	8	9,729	17,107	304.1
Intangible assets, net	9	664	2,425	43.1
Goodwill	9	2,915	8,920	158.6
Long-term prepaid expenses		1,042	1,590	28.1
Restricted cash	5	104	932	16.6
Term deposits, non-current		15,180	25,663	456.2
Investments in non-marketable equity securities	5	1,250	871	15.5
Deferred tax assets, non-current	10	3	4	0.1
Other non-current assets	5	1,541	1,605	28.5

TOTAL ASSETS		71,311	94,924	1,687.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5	3,710	5,053	89.8
Taxes payable		1,688	2,930	52.1
Deferred revenue		1,501	1,808	32.1
Deferred tax liabilities	10	16	5	0.1

Total current liabilities		6,915	9,796	174.1
Convertible debt	11	16,429	26,325	467.9
Deferred tax liabilities, non-current	10	1,245	1,587	28.2
Other accrued liabilities		125	1,480	26.4

Total liabilities		24,714	39,188	696.6
Commitments and contingencies	12
Shareholders' equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 and 1,000,000,001, shares authorized, nil shares issued and outstanding	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 1,000,000,000, Class B: 102,115,140 and 71,870,411, and Class C: 102,115,140 and 71,870,411); shares issued (Class A: 256,998,306 and 267,970,405, Class B: 72,923,447 and 62,051,348, and Class C: 23,110,819 and 8,919,063, respectively); shares outstanding (Class A: 250,732,061 and 255,592,322, Class B: 72,923,447 and 62,051,348, and Class C: nil)	13	242	182	3.2
Treasury shares at cost (Class A: 6,266,245 and 12,378,083)	13	(6,886)	(14,179)	(252.0)
Additional paid-in capital		15,701	16,192	287.8
Accumulated other comprehensive income	2, 5	2,042	1,023	18.2
Retained earnings		35,498	52,518	933.5

Total shareholders' equity		46,597	55,736	990.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		71,311	94,924	1,687.3

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2012	2013	2014	2014
		RUR	RUR	RUR	$
Revenues	15	28,767	39,502	50,767	902.4
Operating costs and expenses:
Cost of revenues(1)		7,188	10,606	14,336	254.8
Product development(1)		4,274	5,827	8,842	157.2
Sales, general and administrative(1)		4,900	6,537	7,782	138.3
Depreciation and amortization		2,951	3,695	4,484	79.7

Total operating costs and expenses		19,313	26,665	35,444	630.0

Income from operations		9,454	12,837	15,323	272.4
Interest income, net		1,002	1,717	856	15.2
Other income, net		118	2,159	6,296	111.9

Net income before income taxes		10,574	16,713	22,475	399.5
Provision for income taxes	10	2,351	3,239	5,455	97.0

Net income		8,223	13,474	17,020	302.5

Net income per Class A and Class B share:
Basic	3	25.21	41.25	53.30	0.95

Diluted	3	24.50	40.27	52.27	0.93

Weighted average number of Class A and Class B shares outstanding
Basic	3	326,210,948	326,657,778	319,336,782	319,336,782
Diluted	3	335,690,596	334,571,212	325,610,277	325,610,277

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	33	61	101	1.8
Product development	221	435	780	13.9
Sales, general and administrative	122	258	329	5.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2012	2013	2014	2014
		RUR	RUR	RUR	$
Net income		8,223	13,474	17,020	302.5
Foreign currency translation adjustment:
Foreign currency gains / (losses), net of tax, nil		(867)	1,027	(1,019)	(18.1)
Reclassification translation adjustment, net of tax, nil	5	—	54	—	—

Foreign currency translation adjustment, net of tax, nil		(867)	1,081	(1,019)	(18.1)

Total other comprehensive income / (loss)		(867)	1,081	(1,019)	(18.1)

Comprehensive income		7,356	14,555	16,001	284.4

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Years ended December 31,
	Notes	2012	2013	2014	2014
		RUR	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		8,223	13,474	17,020	302.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment		2,812	3,584	4,242	75.4
Amortization of acquisition-related intangible assets		139	111	242	4.3
Amortization of debt discount and issuance costs		—	24	811	14.4
Share-based compensation expense		376	754	1,210	21.5
Deferred income taxes		72	(197)	115	2.0
Foreign exchange (gains) / losses		57	(139)	(6,553)	(116.5)
Gain from sale of equity securities/subsidiaries		(234)	(2,137)	—	—
Impairment of investment in equity securities		—	—	700	12.4
Gain from repurchases of convertible debt		—	—	(548)	(9.7)
Other		51	(28)	38	0.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(526)	(966)	(714)	(12.7)
Prepaid expenses and other assets		(923)	(1,301)	(3,069)	(54.6)
Accounts payable and accrued liabilities		1,277	1,195	1,817	32.4
Deferred revenue		195	401	235	4.2
Assets held for sale		(411)	(156)	—	—
Liabilities related to assets held for sale		421	86	—	—

Net cash provided by operating activities		11,529	14,705	15,546	276.3

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment		(3,984)	(4,936)	(9,679)	(172.0)
Proceeds from sale of property and equipment		—	—	132	2.3
Acquisitions of businesses, net of cash acquired	4	—	(2,438)	(6,360)	(113.0)
Investments in non-marketable equity securities	4	(47)	(14)	(45)	(0.8)
Proceeds from sale of equity securities	4	174	2,023	120	2.1
Investments in debt securities		—	—	(2,546)	(45.3)
Proceeds from maturity of debt securities		1,521	4,969	575	10.2
Investments in term deposits		(16,585)	(11,450)	(17,157)	(304.9)
Maturities of term deposits		8,512	11,290	7,234	128.6
Loans granted		—	(279)	(207)	(3.7)
Escrow cash deposit	4	219	125	(656)	(11.7)

Net cash used in investing activities		(10,190)	(710)	(28,589)	(508.2)

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options		361	439	191	3.3
Proceeds from issuance of convertible debt	11	—	19,719	2,981	53.0
Repurchases of convertible debt	11	—	—	(6,414)	(114.0)
Payment of debt issuance costs	11	—	(179)	(42)	(0.7)
Repurchases of ordinary shares		—	(8,518)	(8,423)	(149.7)

Net cash provided by/(used in) financing activities		361	11,461	(11,707)	(208.1)

Effect of exchange rate changes on cash and cash equivalents		(205)	513	9,001	160.0

Net change in cash and cash equivalents		1,495	25,969	(15,749)	(280.0)
Cash and cash equivalents at beginning of period		5,930	7,425	33,394	593.6

Cash and cash equivalents at end of period		7,425	33,394	17,645	313.6

Supplemental disclosure of cash flow information:
Cash paid for income taxes		1,991	2,944	4,544	80.8
Cash paid for acquisitions	4	—	2,481	6,567	116.7
Interest paid		—	—	307	5.5
Non-cash investing activities:
Change in accounts payable for property and equipment		16	193	643	11.4
Non-cash consideration from sale of equity securities	4	144	—	—	—
Non-cash consideration for purchase of equity securities	4	—	112	—	—

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share Issued and Outstanding		Ordinary Shares Issued and Outstanding
							Accumulated Other Comprehensive Income/(Loss)
					Treasury shares at cost	Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount					Total
		RUR		RUR	RUR	RUR	RUR	RUR	RUR
Balance as of January 01, 2012	1	—	323,838,730	595	—	12,729	1,828	13,801	28,953

Share-based compensation expense	—	—	—	—	—	376	—	—	376
Share-based compensation tax benefits	—	—	—	—	—	2	—	—	2
Exercise of share options	—	—	3,921,352	1	—	359	—	—	360
Class B shares conversion	—	—	—	(151)	—	151	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(867)	—	(867)
Net income	—	—	—	—	—	—	—	8,223	8,223
Balance as of December 31, 2012	1	—	327,760,082	445	—	13,617	961	22,024	37,047

Share-based compensation expense	—	—	—	—	—	754	—	—	754
Exercise of share options (Note 14)	—	—	4,494,804	1	—	439	—	—	440
Class B shares conversion	—	—	—	(204)	—	204	—	—	—
Repurchases of shares (Note 13)	—	—	(8,599,377)	—	(8,518)	—	—	—	(8,518)
Reissue of shares for options exercised	—	—	—	—	1,632	(1,632)	—	—	—
Issuance of convertible debt	—	—	—	—	—	2,319	—	—	2,319
Foreign currency translation adjustment, including reclassification	—	—	—	—	—	—	1,081	—	1,081
Net income	—	—	—	—	—	—	—	13,474	13,474

Balance as of December 31, 2013	1	—	323,655,509	242	(6,886)	15,701	2,042	35,498	46,597

Share-based compensation expense	—	—	—	—	—	1,210	—	—	1,210
Exercise of share options (Note 14)	—	—	1,434,480	1	—	188	—	—	189
Class B shares conversion	—	—	—	(61)	—	61	—	—	—
Repurchases of shares (Note 13)	—	—	(7,446,319)	—	(8,436)	—	—	—	(8,436)
Reissue of shares for options exercised	—	—	—	—	1,143	(1,143)	—	—	—
Issuance of convertible debt	—	—	—	—	—	442	—	—	442
Repurchase of convertible debt	—	—	—	—	—	(312)	—	—	(312)
Windfall tax benefit	—	—	—	—	—	45	—	—	45
Foreign currency translation adjustment	—	—	—	—	—	—	(1,019)	—	(1,019)
Net income	—	—	—	—	—	—	—	17,020	17,020

Balance as of December 31, 2014	1	—	317,643,670	182	(14,179)	16,192	1,023	52,518	55,736

Balance as of December 31, 2014, $		—		3.2	(252.0)	287.8	18.2	933.5	990.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

  Convenience Translation

        Translations of amounts from RUR into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUR 56.2584 to $1.00, the prevailing exchange rate as of December 31, 2014. No representation is made that the RUR amounts could have been, or could be, converted into U.S. dollars at such rate.

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

        The majority of the Company's revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients. Accounts receivable are typically unsecured and are derived from revenues earned from customers located in the Russian Federation.

        No individual customer or groups of affiliated customers represented more than 10% of the Company's revenues or accounts receivable in 2012, 2013, and 2014.

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents, debt securities and term deposits. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        Advertising sales commissions that are paid to agencies are accounted for as an offset to revenues and amounted to RUR 2,631, RUR 3,171 and RUR 3,594 ($63.9) in 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

  Advertising and Promotional Expenses

        The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2012, 2013 and 2014, promotional and advertising expenses totaled approximately RUR 900, RUR 1,708 and RUR 1,741 ($30.9), respectively.

  Government Funds Contributions

        The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a regressive rate (from 30% to 10% in 2012, 2013 and 2014) based on the annual compensation of each employee. These contributions are expensed as incurred.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

  Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2012, 2013 and 2014 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's legal entities domiciled outside of Russia into Russian rubles.

        Accumulated other comprehensive income of RUR 2,042 as of December 31, 2013 and RUR 1,023 ($18.2) as of December 31, 2014 solely comprises cumulative foreign currency translation adjustments.

  Fair Value of Financial Instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, restricted cash, investments in debt and equity securities, accounts receivable, loans to employees, accounts payable, accrued liabilities and convertible debt. The carrying amounts of cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of those instruments. Accordingly, no credit valuation adjustment has been recorded in the consolidated financial statements for any period presented.

  Term Deposits

        Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non-current term deposits if the original maturities are more than one year.

  Investments in Debt Securities

        As the Company has both the positive intent and the ability to hold debt securities to maturity, the Company's investments in debt securities are classified as held to maturity and are measured and presented at amortized cost. The interest related to investments in debt securities is reported as a part of interest income in the consolidated statements of income.

        The Company evaluates the investments periodically for possible other-than-temporary impairment. A decline of fair value below amortized costs of debt securities is considered an other-than-temporary

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income, net and a new cost basis in the investment is established.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. The Company currently amortizes acquired intangible assets with definite lives using the straight-line method and estimated useful lives of assets ranging from 1.0 to 15.0 years, with a weighted-average life of 7.7 years:

Estimated useful lives
Content and software	1.0 - 10.0 years
Customer relationships	1.1 - 15.0 years
Patents and licenses	3.4 - 7.1 years
Non-compete agreements	3.0 - 4.0 years
Trade names and domain names	7.0 - 10.0 years
Workforce	4.0 years

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Impairment of Long-lived Assets

        Goodwill is reviewed for impairment as of the end of each fiscal year. The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit's net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit's carrying amount is greater than its fair value, then a second step is performed whereby the portion of the fair value that relates to the reporting unit's goodwill is compared to the carrying value of that goodwill. The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds the fair value. The Company did not recognize any impairment loss in respect of goodwill for the years ended December 31, 2012, 2013 and 2014 respectively.

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

  Recently Adopted Accounting Pronouncements

        Effective January 1, 2014, the Company adopted the Financial Accounting Standards Board ("FASB") accounting standards update on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The adoption of this update did not have a significant impact on the Company's consolidated financial position, results of operations, cash flows or disclosures.

        Effective January 1, 2014, the Company adopted FASB accounting standards update on parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The adoption of these amendments did not have a material impact on the Company's consolidated balance sheet or results of operations.

  Effect of Recently Issued Accounting Pronouncements

        In April 2014, the FASB issued an accounting standards update on reporting discontinued operations and disclosures of disposals of components of an entity that changes the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. Under the new guidance, a discontinued operation is defined as: (i) a disposal of a component or group of components that is disposed of or is classified as held for sale that

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

represents a strategic shift that has or will have a major effect on an entity's operations and financial results or (ii) an acquired business or nonprofit activity that is classified as held for sale on the date of acquisition. The standard states that a strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance is effective prospectively for reporting periods beginning on or after December 15, 2014 and interim periods within that year. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In May 2014, the FASB issued an accounting standards update on revenue from contracts with customers that will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. The Company has not yet selected a transition method and is currently evaluating the impact of adopting this new accounting standard on its financial statements and related disclosures.

        In June 2014, the FASB issued an accounting standards update on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period that applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2015. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In August 2014, the FASB issued an accounting standards update on disclosure of uncertainties about an entity's ability to continue as a going concern that requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of the consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The adoption of this guidance is effective for the reporting periods ending after December 15, 2016. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In January 2015, the FASB issued an accounting standards update on extraordinary and unusual items that eliminates from US GAAP the concept of extraordinary items. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2015. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In February 2015, the FASB issued an accounting standards update which significantly changes the consolidation analysis for variable interest entities required under US GAAP. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2015. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In April 2015, the FASB issued an accounting standards update which changes the presentation of issuance costs to a direct deduction from the related debt liability rather than an asset. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2015 with early adoption permitted. The Company is currently evaluating the impact of adopting this new accounting standard on its financial statements and related disclosures.

3. NET INCOME PER SHARE

        Basic net income per Class A and Class B ordinary share for the years ended December 31, 2012, 2013 and 2014 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the "treasury stock" method.

        The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2012, 2013 and 2014, was 1,139,956, 1,346,000 and 1,558,500, respectively.

        The Company's outstanding convertible debt provides for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash and the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

conversion premium for Class A shares. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the years ended December 31, 2013 and December 31, 2014.

        The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2012		2013		2014
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	4,564	3,659	9,674	3,800	13,300	236.4	3,720	66.1
Reallocation of net income as a result of conversion of Class B to Class A shares	3,659	—	3,800	—	3,720	66.1	—	—
Reallocation of net income to Class B shares	—	22	—	37	—	—	32	0.6

Net income, allocated for diluted	8,223	3,681	13,474	3,837	17,020	302.5	3,752	66.7
Weighted average ordinary shares outstanding—basic	181,039,148	145,171,800	234,522,372	92,135,406	249,543,232	249,543,232	69,793,550	69,793,550
Dilutive effect of:
Conversion of Class B to Class A shares	145,171,800	—	92,135,406	—	69,793,550	69,793,550	—	—
Ordinary Share-Based Awards	9,479,648	5,129,207	7,913,434	3,138,966	6,273,495	6,273,495	1,988,808	1,988,808

Weighted average ordinary shares outstanding—diluted	335,690,596	150,301,007	334,571,212	95,274,372	325,610,277	325,610,277	71,782,358	71,782,358

Net income per share attributable to ordinary shareholders:
Basic	25.21	25.21	41.25	41.25	53.30	0.95	53.30	0.95

Diluted	24.50	24.50	40.27	40.27	52.27	0.93	52.27	0.93

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisitions in 2014

  Kitlocate

        In March 2014, the Company completed the acquisition of a 100% ownership interest in KitLocate Ltd. ("KitLocate"), the developer of an energy-efficient geolocation technology for mobile devices, for a cash consideration of up to $10.2 (RUR 371 at the exchange rate as of the acquisition date), including $4.0 (RUR 145 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, $2.3 (RUR 84 at the exchange rate as of the acquisition date) of earn-out payments

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

on the achievement of certain distribution milestones, and $3.9 (RUR 142 at the exchange rate as of the acquisition date) paid to an escrow account that will be gradually released during a period of four years after the completion date to the KitLocate's founders subject to their continued employment. The Company has not recorded the contingent payments related to the continued employment as purchase price consideration but instead records them as compensation expense on a straight-line basis as the former KitLocate's shareholders completed their requisite service periods.

        Set out below is the condensed balance sheet of KitLocate as of March 12, 2014, reflecting an allocation of the purchase price to net assets acquired:

March 12, 2014
RUR
ASSETS:
Cash and cash equivalents	4
Current assets	1
Intangible assets	59
Goodwill	158

Total assets	222

LIABILITIES:
Current liabilities	4
Deferred tax liabilities	15

Net assets	203

Total purchase consideration	203

        The RUR 158 ($2.8) assigned to goodwill is attributable to the Russian Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the distribution capabilities of the Company. Of the RUR 59 ($1.0) assigned to intangible assets, RUR 30 ($0.5) relates to pending patents, RUR 20 ($0.4) relates to software and RUR 9 ($0.1) to non-compete agreements.

        The results of operations of KitLocate for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of KitLocate did not have a material impact on the Company's results of operations for the year December 31, 2014.

  Auto.ru

        In August 2014, the Company completed the acquisition of a 100% ownership interest in Auto.ru Group ("Auto.ru"), one of the leading online auto classifieds businesses in Russia, for cash consideration of $178.4 (RUR 6,428 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, including $14.0 (RUR 504 at the exchange rate as of the acquisition date) paid into an escrow account. The amount in escrow will be paid to the sellers in two instalments with respect to

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

50% of the escrow amount on the date falling 18 months after the completion date and with respect to the remaining 50% on the date falling 43 months after the completion date, assuming no warranty claims.

        Set out below is the condensed balance sheet of Auto.ru as of August 19, 2014, reflecting a preliminary allocation of the purchase price to net assets acquired:

August 19, 2014
RUR
ASSETS:
Cash and cash equivalents	204
Current assets	36
Property and equipment	16
Intangible assets	1,400
Goodwill	5,168

Total assets	6,824

LIABILITIES:
Current liabilities	28
Non-current liabilities	80
Deferred tax liabilities	288

Net assets	6,428

Total purchase consideration	6,428

        The completion of the purchase price allocation is subject to completion of the intangible assets valuation. The RUR 5,168 ($91.9) assigned to goodwill is attributable to the Other reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company's distribution capabilities. Of the RUR 1,400 ($24.9) assigned to intangible assets, approximately RUR 926 ($16.5) relates to trade names that will be amortized over a period of 10.0 years. The remaining RUR 474 ($8.4) assigned to intangible assets represents customer relationships RUR 302 ($5.4), website and applications RUR 138 ($2.4), and portal content RUR 34 ($0.6).

        The results of operations of Auto.ru for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of Auto.ru did not have a material impact on the Company's results of operations for the year December 31, 2014.

  ADFOX

        In September 2014, the Company completed the acquisition of assets and assumption of liabilities constituting a business of ADFOX LLC ("ADFOX"), operating an advertising technology platform that

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

provides services for planning, managing and analysing advertising campaigns on the internet, for cash consideration of $11.3 (RUR 446 at the exchange rate as of the acquisition date), $8.5 (RUR 336 at the exchange rate as of the acquisition date) of which were paid upon closing of the deal. The amount of $2.8 (RUR 110 at the exchange rate as of the acquisition date) will be paid to the sellers in two tranches on the first and the second anniversary of the completion closing assuming no warranty claims. The acquisition is accounted for as a business combination.

        Set out below is the condensed balance sheet of ADFOX as of September 30, 2014, reflecting an allocation of the purchase price to net assets acquired:

September 30, 2014
RUR
ASSETS:
Property and equipment	2
Intangible assets	74
Deferred tax assets	74
Goodwill	296

Total assets	446

Net assets	446

Total purchase consideration	446

        The RUR 296 ($5.3) assigned to goodwill is attributable to the Russian Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the application of the acquired technologies in the Company's business. Of the RUR 74 ($1.3) assigned to intangible assets, RUR 59 ($1.0) relates to software and website and RUR 15 ($0.3) relates to trade names.

        The results of operations of ADFOX for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of ADFOX did not have a material impact on the Company's results of operations for the years ended December 31, 2013 and December 31, 2014.

  Other

        During the year ended December 31, 2014, the Company completed other acquisitions and purchases of intangible assets for total consideration of approximately RUR 347 ($6.2). In aggregate, RUR 215 ($3.8) was attributed to intangible assets, RUR 106 ($1.9) was attributed to goodwill, and RUR 26 ($0.5) was attributed to deferred tax assets. Goodwill is attributable to the Russian E-commerce reportable segment.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        The RUR 2,140 assigned to goodwill is attributable to the Other reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the distribution capabilities and market position of the Company. Of the RUR 440 assigned to intangible assets, approximately RUR 224 relates to trade names and approximately RUR 135 relates to portal content that will be amortized over a period of 10.0 years. The remaining RUR 81 assigned to intangible assets represents website and applications (RUR 63), non-compete agreements (RUR 14) and customer relationships (RUR 4).

        The results of operations of KinoPoisk for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2012 and 2013. Accordingly, no pro forma financial information is presented. The results of operations of KinoPoisk did not have a material impact on the Company's results of operations for the years ended December 31, 2013 and December 31, 2014.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

  Disposal in 2013

  Yandex.Money

        In July 2013, the Company completed the sale of a 75% less one ruble interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUR 1,964 ($59.1 at the exchange rate as of the sale date). A gain on sale and deconsolidation of the subsidiary in the amount of RUR 2,035 was recognized as other income, net.

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

  Acquisition in 2012

  Seismotech

        In July 2012, the Company completed the acquisition of a 25% ownership interest in Seismotech LLC ("Seismotech"), a Russian-based geophysical data processing company, for RUR 27. The Company also has a 3-year option to buy another 25% interest in Seismotech at a fixed price that is accounted for at fair value (Notes 6 and 7). The Company exercises significant influence over Seismotech and accordingly accounts for this investment under the equity method.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

  Cash and Cash Equivalents, Restricted Cash

        Cash and cash equivalents as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Cash	2,293	3,617	64.2
Cash equivalents:
Bank deposits	16,730	9,775	173.8
Investments in money market funds	14,371	4,253	75.6

Total cash and cash equivalents	33,394	17,645	313.6

        Non-current restricted cash as of December 31, 2013 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of KinoPoisk (Note 4). Non-current restricted cash as of December 31, 2014 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisitions of Auto.ru (Note 4) in the amount of RUR 788 ($14.0) and Kitlocate (Note 4) in the amount of RUR 119 ($ 2.1) and other restricted cash of RUR 25 ($0.5).

  Accounts Receivable, Net

        Accounts receivable as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Trade receivables	2,858	3,835	68.1
Allowance for doubtful accounts	(73)	(132)	(2.3)

Total accounts receivable, net	2,785	3,703	65.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

        Movements in the allowance for doubtful accounts are as follows:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Balance at the beginning of the period	89	75	73	1.3
Charges to expenses	17	21	75	1.3
Utilization	(31)	(23)	(16)	(0.3)

Balance at the end of the period	75	73	132	2.3

  Other Current Assets

        Other current assets as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Interest receivable	423	1,811	32.2
VAT reclaimable	704	866	15.4
Restricted cash	—	565	10.0
Loans to employees	—	205	3.6
Other	205	289	5.2

Total other current assets	1,332	3,736	66.4

        Restricted cash as of December 31, 2014 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of KinoPoisk and Kitlocate Ltd. to be released to the founders in 2015 in the amount of RUR 169 ($3.0) and RUR 92 ($1.6), respectively (Note 4) and other cash restricted on guarantee and pledge accounts for RUR 304 ($5.4).

  Other Non-current Assets

        Other non-current assets as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Interest receivable	728	332	5.9
Loans to employees	447	563	10.0
Loans granted	246	430	7.6
VAT reclaimable	116	278	4.9
Other receivables	4	2	0.1

Total other non-current assets	1,541	1,605	28.5

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Investments in Debt Securities

        Investments in debt securities as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Russian government bonds	—	567	10.1
Russian corporate bonds	—	2,557	45.4

Total investments in debt securities	—	3,124	55.5

  Investments in Equity Securities

        Investments in non-marketable equity securities as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Yandex.Money (Note 4)	583	631	11.2
Seismotech LLC (Note 4)	36	36	0.6
Blekko Inc	605	—	—
Other	26	204	3.7

Total investments in non-marketable equity securities	1,250	871	15.5

        The Company exercises significant influence over Seismotech and Yandex.Money with 25% ownership interest in each of these entities and accordingly accounts for these investments under the equity method. The Company records its share of the results of these investees in the amount of loss of RUR 6 and income of RUR 48 ($0.8) for the years ended December 31, 2013 and 2014, respectively, within the other income, net line on the consolidated statements of income.

        The Company does not exercise significant influence over Blekko and accordingly accounts for this investment under the cost method. In the year ended December 31, 2014, the Company identified certain adverse external and internal events indicating that the decline in fair value of its investment in Blekko Inc. is now other-than-temporary and recorded an impairment charge of RUR 700 ($12.4) within the other income, net line on the consolidated statements of income.

        Marketable securities of RUR 87 as of December 31, 2013 were comprised of shares of Facebook received in connection with the sale of Face.com (Note 4). The securities were sold during 2014, and as such a balance of nil is recorded as of December 31, 2014.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities as of December 31, 2013 and 2014 comprise the following:

	2013	2014	2014
	RUR	RUR	$
Trade accounts payable and accrued liabilities	3,298	4,449	79.1
Salary and other compensation expenses payable/accrued to employees	412	604	10.7

Total accounts payable and accrued liabilities	3,710	5,053	89.8

  Reclassifications Out of Accumulated Other Comprehensive Income

        Reclassifications of losses out of accumulated other comprehensive income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Location	2012	2013	2014
		RUR	RUR	RUR	$
Foreign Currency Translation Adjustments, net of tax of nil	Other income, net	—	54	—	—

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The fair value of derivative instruments as of December 31, 2013 and 2014 is as follows:

	Balance Sheet Location	2013	2014	2014
		RUR	RUR	$
Derivative assets:
Equity purchase contracts	Investments in non-marketable equity securities	22	8	0.1

Total derivative assets		22	8	0.1

Derivative liabilities:
Foreign exchange contracts	Other accrued liabilities	9	37	0.7

Total derivative liabilities		9	37	0.7

        The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2012, 2013 and 2014 amounted to a loss of RUR 18, a gain of RUR 27 and a loss of RUR 7 ($0.1), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of financial assets and liabilities as of December 31, 2013 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total
	RUR	RUR	RUR	RUR
Assets
Cash equivalents:
Bank deposits(1)	—	16,730	—	16,730
Investments in money market funds	14,371	—	—	14,371
Term deposits, non-current	—	15,298	—	15,298
Marketable securities, current(2)	87	—	—	87
Restricted cash	104	—	—	104
Loans to employees	—	447	—	447
Loans granted	—	278	—	278
Derivative contracts (Notes 4, 6)(2)	—	—	22	22

	14,562	32,753	22	47,337

Liabilities
Convertible debt	—	21,647	—	21,647
Derivative contracts(2)	—	9	—	9

	—	21,656	—	21,656

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of financial assets and liabilities as of December 31, 2014 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUR	RUR	RUR	RUR	$
Assets
Cash equivalents:
Bank deposits(1)	—	9,775	—	9,775	173.8
Investments in money market funds	4,253	—	—	4,253	75.6
Term deposits, current	—	5,863	—	5,863	104.2
Term deposits, non-current	—	24,775	—	24,775	440.4
Restricted cash	1,497	—	—	1,497	26.6
Investments in debt securities	—	3,089	—	3,089	54.9
Loans to employees	—	768	—	768	13.6
Loans granted	—	522	—	522	9.2
Derivative contracts (Notes 4, 6)(2)	—	—	8	8	0.1

	5,750	44,792	8	50,550	898.4

Liabilities
Convertible debt	—	25,294	—	25,294	449.6
Contingent consideration(2)	—	—	85	85	1.5
Derivative contracts(2)	—	37	—	37	0.7

	—	25,331	85	25,416	451.8

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

        There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2012, 2013 and 2014.

        The total gains attributable to bank deposits and investments in money market funds amounted to RUR 910, RUR 1,651 and RUR 1,840 ($32.7) in 2012, 2013 and 2014, respectively. Such amounts are included in interest income in the consolidated statements of income.

        The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the years ended December 31, 2012, 2013 and 2014. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The Company measures the fair value of investments in debt instruments carried at amortized cost, non-current term deposits and convertible debt for disclosure purposes. The carrying amounts and fair values of debt securities and convertible debt as of December 31, 2013 and 2014 were as follows:

	2013
			2014
	Carrying amount
		Fair value	Carrying amount		Fair value
	RUR	RUR	RUR	$	RUR	$
Investments in debt securities	—	—	3,124	55.5	3,089	54.9
Term deposits, non-current	15,180	15,298	25,663	456.2	24,775	440.4
Convertible debt	(16,429)	(21,647)	(26,325)	(467.9)	(25,294)	(449.6)

Total	(1,249)	(6,349)	2,462	43.8	2,570	45.7

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

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
Servers and network equipment	9,739	14,530	258.3
Infrastructure systems	3,409	4,449	79.1
Land and buildings	1,172	3,735	66.4
Office furniture and equipment	1,002	1,323	23.5
Leasehold improvements	611	686	12.2
Other equipment	64	66	1.2
Assets not yet in use	1,599	2,032	36.1
Purchased technologies and licenses	2,466	3,968	70.5

Total	20,062	30,789	547.3
Less: accumulated depreciation and amortization	(10,333)	(13,682)	(243.2)

Total property and equipment, net	9,729	17,107	304.1

        Assets not yet in use primarily represent computer equipment, infrastructure systems and other assets under installation, including related prepayments, and comprise the cost of the assets and other

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

8. PROPERTY AND EQUIPMENT, NET (Continued)

direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 13 and RUR 46 ($0.8) are included in assets not yet in use as of December 31, 2013 and 2014, respectively.

        Depreciation expenses related to property and equipment, except for purchased technologies and licenses, for the years ended December 31, 2012, 2013 and 2014 amounted to RUR 2,498, RUR 3,132 and RUR 3,480 ($61.9), respectively. Amortization expenses related to purchased technologies and licenses for the years ended December 31, 2012, 2013 and 2014 amounted to RUR 314, RUR 452 and RUR 762 ($13.5), respectively.

        The accumulated amortization of purchased technologies and licenses included in property and equipment was RUR 904 and RUR 1,608 ($28.6) as of December 31, 2013 and 2014, respectively. Estimated amortization expense over the next five years for purchased technologies and licenses included in property and equipment, net as of December 31, 2014 are as follows:

	RUR	$
For the year ending December 31, 2015	849	15.1
For the year ending December 31, 2016	703	12.5
For the year ending December 31, 2017	424	7.5
For the year ending December 31, 2018	234	4.2
For the year ending December 31, 2019	149	2.6
Thereafter	1	—

Total	2,360	41.9

9. GOODWILL AND INTANGIBLE ASSETS, NET

        In 2014, the Company completed several business combination transactions, including Kitlocate, Auto.ru and ADFOX (Note 4), accounted for under the acquisition method and resulted in the recognition of RUR 5,728 ($101.8) of acquired goodwill. The Company has also revised its goodwill allocation following the change in operating and reportable segments (Note 15) and restated the prior year disclosure to conform with current year presentation. As a consequence of the change in segments and reporting units, goodwill has been reallocated between reporting units using the relative fair value allocation approach. Reporting units for the Russian Search and Portal and Russian E-commerce segments have been determined to be the same level as their respective segments due to the absence of regular reporting at any lower level within these segments. Goodwill allocated to the Media Services operating segment (included in Other) has further been allocated to the reporting unit Cinema and TV

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET (Continued)

and goodwill allocated to the Classified Aggregators operating segment (included in Other) to the reporting unit Auto. The changes in the carrying amount of goodwill are as follows:

	Russian Search and Portal	Russian E-commerce	Other	Total	Total
	RUR	RUR	RUR	RUR	$
Balance as of January 1, 2013	750	—	—	750
Goodwill acquired	—	—	2,140	2,140
Goodwill disposed	—	—	—	—
Foreign currency translation adjustment	25	—	—	25

Balance as of December 31, 2013	775	—	2,140	2,915	51.8

Goodwill acquired	454	106	5,168	5,728	101.8
Goodwill disposed	(75)	—	—	(75)	(1.3)
Foreign currency translation adjustment	352	—	—	352	6.3

Balance as of December 31, 2014	1,506	106	7,308	8,920	158.6

        The Company has not recorded any impairment on goodwill to date.

        Intangible assets, net of amortization, as of December 31, 2013 and 2014 consisted of the following intangible assets primarily acquired as part of business combinations:

	2013			2014
	Cost	Less: Accumulated amortization	Net carrying value	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
	RUR	RUR	RUR	RUR	RUR	RUR	$
Content and software	489	(173)	316	965	(385)	580	10.3
Patents and licenses	167	(106)	61	269	(147)	122	2.2
Customer relationships	71	(18)	53	417	(45)	372	6.6
Contracts with suppliers	23	(22)	1	—	—	—	—
Non-compete agreements	14	(1)	13	26	(8)	18	0.3
Trade names and domain names	224	(4)	220	1,181	(66)	1,115	19.8
Workforce	—	—	—	232	(14)	218	3.9

Total intangible assets	988	(324)	664	3,090	(665)	2,425	43.1

        Amortization expenses of intangible assets for the years ended December 31, 2012, 2013 and 2014 were RUR 139, RUR 111 and RUR 242 ($4.3), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET (Continued)

        Estimated amortization expense over the next five years for intangible assets included in the accompanying consolidated balance sheet as of December 31, 2014 are as follows:

	RUR	$
For the year ending December 31, 2015	427	7.6
For the year ending December 31, 2016	408	7.3
For the year ending December 31, 2017	340	6.0
For the year ending December 31, 2018	304	5.4
For the year ending December 31, 2019	222	3.9
Thereafter	724	12.9

Total	2,425	43.1

10. INCOME TAX

        Income taxes are computed in accordance with Russian Federation and Dutch tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for 2012, 2013 and 2014. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in 2012, 2013 and 2014.

        Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so-called participation exemption, dividends distributed by the Company's Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

        Provision for income taxes for the years ended December 31, 2012, 2013 and 2014 consisted of the following:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Current provision for income tax—Russia	(2,281)	(3,325)	(5,045)	(89.7)
Current provision for income tax—other	2	(111)	(295)	(5.2)
Deferred income tax (expense)/ benefit—Russia	(58)	175	(256)	(4.6)
Deferred income tax (expense)/ benefit—other	(14)	22	141	2.5

Total provision for income taxes	(2,351)	(3,239)	(5,455)	(97.0)

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        The components of net income before income taxes for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Net income before income taxes—Russia	11,350	15,716	23,393	415.8
Net income before income taxes—other	(776)	997	(918)	(16.3)

Total net income before income taxes	10,574	16,713	22,475	399.5

        A significant majority of the Company's revenues and taxable income is generated in the Russian Federation. Yandex N.V., the Company's Dutch parent company, has no operations and primarily generates interest income and incurs corporate expenses. Therefore, the Company has reconciled its effective tax rate to its Russian statutory rate instead of to its Dutch statutory rate in the table below. The statutory Russian income tax rate reconciled to the Company's effective income tax rate is as follows for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Expected provision at Russian statutory income tax rate of 20%	2,115	3,343	4,495	79.9
Effect of:
Tax on dividends	13	14	466	8.3
Non-deductible share-based compensation	75	146	229	4.1
Other expenses not deductible for tax purposes	183	83	97	1.7
Difference in foreign tax rates	(39)	(68)	(160)	(2.8)
Participation exemption on sale of equity investments	—	(393)	—	—
Other	4	(33)	78	1.4
Change in valuation allowance	—	147	250	4.4

Provision for income taxes	2,351	3,239	5,455	97.0

        Movements in the valuation allowance are as follows:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Balance at the beginning of the period	—	—	(147)	(2.6)
Charges to expenses	—	(147)	(250)	(4.4)
Foreign currency translation adjustment	—	—	(17)	(0.4)

Balance at the end of the period	—	(147)	(414)	(7.4)

' Table of Contents

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        As of December 31, 2013 and 2014, the Company included accruals for unrecognized income tax benefits, including interest and penalties, totaling RUR 10 and RUR 62 ($1.1), respectively, as a component of other accrued liabilities, non-current and RUR 15 and RUR 69 ($1.2), respectively, as a component of accounts payable and accrued liabilities. RUR 97 ($1.7) of unrecognized income tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of the provision for income tax in 2012, 2013 and 2014 resulted in benefit of RUR 13, RUR 1 and expense of RUR 30 ($0.5), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

        The Company believes it is more likely than not that all recognized income tax benefits will be sustained upon examination. However, income tax benefits in the amount of RUR 86 ($1.5) have a reasonable possibility of successfully being challenged by the tax authorities. The Company does not believe that any of the recognized income tax benefits have a reasonable possibility of successfully being challenged by the tax authorities within twelve months of December 31, 2014.

        A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Balance at the beginning of the period	97	25	25	0.4
Increases/(decreases) related to prior years tax positions	(72)	(3)	69	1.3
Increases related to current year tax positions	2	2	2	—
Settlements	—	—	—	—
Foreign currency translation adjustment	(2)	1	1	—

Balance at the end of the period	25	25	97	1.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2013 and 2014:

	2013	2014	2014
	RUR	RUR	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	387	585	10.4
Net operating loss carryforward	324	457	8.1
Other	40	48	0.9
Valuation allowance	(147)	(414)	(7.4)

Total deferred tax asset	604	676	12.0
Deferred tax liability
Convertible debt discount	(802)	(1,023)	(18.2)
Property and equipment	(268)	(36)	(0.6)
Intangible assets	(155)	(490)	(8.7)
Unremitted earnings	—	(475)	(8.4)
Other	(41)	(60)	(1.1)

Total deferred tax liability	(1,266)	(2,084)	(37.0)
Net deferred tax asset/(liability)	(662)	(1,408)	(25.0)
Net deferred tax assets, current	596	180	3.2
Net deferred tax assets, non-current	3	4	0.1
Net deferred tax liabilities, current	(16)	(5)	(0.1)
Net deferred tax liabilities, non-current	(1,245)	(1,587)	(28.2)

        As of December 31, 2014, Yandex N.V. had net operating loss carryforwards ("NOLs") for Dutch income tax purposes of RUR 953 ($16.9). These NOLs expire in 2020-2023 tax years. As of December 31, 2014, a benefit of RUR 109 ($1.9) related to the Dutch NOLs described above and RUR 150 ($2.7) related to other tax effects would be recorded by the Company in additional paid-in capital if and when realized.

        The Company did not provide for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries in 2013 and earlier years because they were considered permanently reinvested outside of the Netherlands. Starting in 2014, the Company began to accrue for a 5% dividend withholding tax on the portion of the current year profit of the Company's principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. As of December 31, 2014, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUR 44,787 ($796.1). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUR 2,239 ($39.8).

        The tax years 2013 - 2014 remain open for examination by the Russian tax authorities with respect to the Company's principal Russian operating subsidiary, Yandex LLC. The tax years 2008 - 2014 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. CONVERTIBLE DEBT

        In December 2013, the Company issued and sold $600.0 (RUR 19,719 at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 at par. The Company also granted to the initial purchasers a right to purchase up to an additional $90.0 (RUR 2,981 at the exchange rate as of sale date) in aggregate principal amount of notes solely to cover over-allotments. In January 2014, the Company issued and sold an additional $90.0 in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 (together, the "Notes") at par. Interest at an annual rate of 1.125% is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under circumstances described below, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of fundamental change as defined in the agreement. The Notes are convertible, at the option of the holder, prior to June 15, 2018, if i) the last reported sale price of the Class A shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day; ii) during a 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A shares and the conversion rate on each such trading day; iii) upon the occurrence of specified corporate events. On or after June 15, 2018, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the business day immediately preceding the maturity date of the Notes. The Company will not have the right to redeem the Notes prior to maturity, except in connection with certain changes in tax laws. As of December 31, 2014, none of the conditions allowing the conversion of the Notes had been met.

        The net proceeds to the Company from the sale of the Notes (including over-allotments) were approximately RUR 22,479 ($683.1 at the exchange rates as of sale date). Debt issuance costs were approximately RUR 228 ($4.1), of which RUR 38 ($0.7) was allocated to additional paid-in capital and RUR 190 ($3.4) was allocated to deferred issuance costs and will be amortized as interest expense over the term of the Notes. As of December 31, 2013 and 2014, unamortized deferred issuance cost was RUR 166 and RUR 202 ($3.6).

        The Company separately accounts for the liability and equity components of the Notes. The carrying value of the liability component of RUR 18,972 ($576.7 at the exchange rates as of sale date) was initially recognized at the present value of its cash flows using a discount rate of 4.84%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount is amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUR 3,728 ($113.3 at the exchange rates as of sale date) was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount.

        During 2014, the Company repurchased and retired $150.0 in aggregate principal amount of the outstanding Notes for a cash consideration of RUR 6,414 ($114.0) and recorded a gain of RUR 548

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. CONVERTIBLE DEBT (Continued)

($9.7) on the extinguishment of the debt within the other income, net line on the consolidated statements of income.

        The carrying value of the Notes as of December 31, 2013 and 2014 consisted of the following:

	2013	2014	2014
	RUR	RUR	$
1.125% Convertible Senior Notes due December 2018	19,638	30,380	540.0
Unamortized debt discount	(3,209)	(4,055)	(72.1)

Total convertible debt	16,429	26,325	467.9

        The remaining unamortized debt discount of RUR 4,055 ($72.1) as of December 31, 2014 will be amortized over the remaining life of the Notes, which is approximately 4.0 years.

        The Company recognized RUR 25 and RUR 1,091 ($19.4) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the years ended December 31, 2013 and 2014, respectively. The effective interest rate on the liability component for the period was 5.1%.

12. COMMITMENTS AND CONTINGENCIES

  Lease and Other Commitments

        In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease. In April 2014, the Company further extended its headquarters complex signing a seven-year lease agreement for additional office space and extending the existing rent agreements to 2021.

        As of December 31, 2014, future minimum lease payments due under the Moscow leases and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	Moscow headquarters lease	Other leases	Total	Total
	RUR	RUR	RUR	$
2015	3,466	590	4,056	72.2
2016	3,557	383	3,940	70.0
2017	3,681	239	3,920	69.7
2018	3,973	134	4,107	73.0
2019 and thereafter	9,323	7	9,330	165.8

Total	24,000	1,353	25,353	450.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        For the purposes of the disclosure above, the Company assumed no changes in the rented space or rental price specified in existing rental agreements as of the reporting date.

        For the years ended December 31, 2012, 2013 and 2014, rent expenses under operating leases totaled approximately RUR 1,656, RUR 1,790 and RUR 2,674 ($47.5), respectively.

        Additionally, the Company has entered into purchase commitments for other goods and services and acquisition of businesses, which total RUR 4,630 ($82.3) in 2015, RUR 1,969 ($35.0) in 2016, RUR 825 ($14.7) in 2017, RUR 1,281 ($22.8) in 2018, RUR 748 ($13.3) in 2019 and RUR 1,248 ($22.2) thereafter.

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

        In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUR 97 ($1.7) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUR 16 ($0.3) and interest of RUR 18 ($0.3). As of December 31, 2014, except for the income tax contingencies described above, the Company accrued RUR 185 ($3.3) for contingencies related to non-income taxes. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2014, the Company estimates such contingencies related to non-income taxes to be up to approximately RUR 78 ($1.4).

        The future economic direction of Russia is heavily influenced by the fiscal and monetary policies adopted by the government, together with developments in the legal, regulatory, and political environment.

        Additionally, significant uncertainty exists around the current geopolitical situation in Ukraine. The United States, the European Union and other countries have imposed economic sanctions on certain Russian government officials, other individuals and certain Russian companies in connection with

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES (Continued)

recent developments in Ukraine and Crimea. Neither the Company, nor any of its Russian subsidiaries or other operations or assets, are a target of current sanctions. However, there is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions, or the ultimate outcome of the Ukrainian crisis.

        In 2014 and early 2015, Russia has experienced significant economic instability, characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a forecasted decline in gross domestic product in 2015 and a steep decline in the value of shares traded on its stock exchanges. Any continuing economic and political instability, potentially including continued or additional international economic sanctions, could have negative impact on advertising spending in future periods. Because Russia produces and exports large volumes of oil and gas, the Russian economy is particularly sensitive to the price of oil and gas on the world market.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2013			December 31, 2014
	Shares	EUR	RUR	Shares	EUR	RUR
Authorized:	4,204,230,282			2,143,740,824
Priority share	1			1
Preference shares	2,000,000,001			1,000,000,001
Class A ordinary shares	2,000,000,000			1,000,000,000
Class B ordinary shares	102,115,140			71,870,411
Class C ordinary shares	102,115,140			71,870,411
Issued and fully paid:	353,032,573	€11.9	335	338,940,817	€9.7	230
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	256,998,306	2.5	106	267,970,405	2.7	112
Class B ordinary shares	72,923,447	7.3	138	62,051,348	6.2	71
Class C ordinary shares	23,110,819	2.1	91	8,919,063	0.8	47

        Treasury Class C shares are not disclosed as such due to the technical nature of this class of shares.

        The Company repurchases its Class A shares from time to time in part to reduce the dilutive effects of its Share-Based Awards to employees of the Company.

        In March 2013, the Company's Board of Directors authorized a program to repurchase up to 12,000,000 Class A shares from time to time in open market transactions. In December 2013, the Company's Board of Directors authorized an increase in the existing program by 3,000,000 shares. In July 2014, the Company's Board of Directors authorized a further repurchase of up to 3,000,000 shares in effect through December 31, 2015.

        For the year ended December 31, 2013, the Company repurchased 8,599,377 Class A shares at an average price of $30.70 per share for a total amount of RUR 8,518. Out of these shares 2,333,132 were used to satisfy the Company's obligations under Share-Based Awards. For the year ended December 31, 2014, the Company repurchased 7,446,319 Class A shares at an average price of $31.49 per share for a total amount of RUR 8,423 ($149.7). Out of these shares 1,334,481 were used to satisfy the Company's obligations under Share-Based Awards. Treasury stock is accounted for under the cost method.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION

  Employee Equity Incentive Plan

        The Company has granted Share-Based Awards to employees of the Company pursuant to its Employee Share Option Plan (the "2001 Plan") and the Forth Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan").

        On January 29, 2001, the Supervisory Board of Yandex Technologies Ltd. ("YTL"), the former parent of the Company, approved the 2001 Plan, which provided for the issuance of up to 36,909,292 options to employees of the Company to purchase ordinary shares in YTL. On February 7, 2007, the Company's Board adopted the 2007 Plan and subsequently amended it on October 11, 2007, October 14, 2008, November 10, 2011, February 10, 2012, and July 24, 2013. A share option issued under the 2007 Plan entitles the holder to purchase an ordinary share at a specified exercise price. SARs issued under the 2007 Plan entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the 2007 Plan entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. The holders of RSUs have no rights to dividends or dividends equivalent. The 2007 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 10% of the issued share capital of the Company. In connection with a capital restructuring, all outstanding share options granted to eligible employees under the 2001 Plan were cancelled and replaced with new grants of options under the 2007 Plan. The Company recorded no additional compensation cost as a result of this cancellation and replacement because the terms of the replacement awards are substantially the same.

        Under the 2007 Plan, the award exercise or measurement price per share is set at the "fair market value" and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company's Board. For purposes of the 2007 Plan, "fair market value" means (A) at any time when the Company's shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options and Share Appreciation Rights, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the 2007 Plan generally vest over a four-year period. Approximately 25% of the Share-Based Awards vest after one year, with the remaining Share-Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant within three months following the consummation of a change of control because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause, the Share-Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share-Based Award granted under the 2007 Plan may not exceed ten years. The 2007 Plan expires at

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

midnight on October 11, 2017. After its expiration, no further grants can be made under the 2007 Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

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

        The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made in the years ending December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Dividend yield	—	—	—
Expected annual volatility	54%	49%	38%
Risk-free interest rate	0.78%	1.77%	1.85%
Expected life of the awards (years)	5.51 - 7.02	5.44 - 7.04	5.52 - 7.04
Weighted-average grant date fair value of awards (per share)	$10.13	$15.93	$10.74

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

  •
  Expected volatility.  For 2012 and 2013 grants, the Company used historical volatility of the Company's own shares. For 2014 grants, the Company used future volatility of the Company's shares implied by the Company's convertible debt prices (Note 11) and cross-checked with the historical volatility of the shares.

  •
  Expected term.  The expected term of awards granted has been calculated following the "simplified" method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

  •
  Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2012, 2013 or 2014. Currently, the Company does not have any plans to pay dividends in the near term. Because

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

    optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2012, 2013 and 2014.

  •
  Fair value of ordinary shares.  The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.

  •
  Risk-free interest rate.  The Company used the risk-free interest rates based on the US Treasury yield curve in effect at the grant date.

        The following table summarizes awards activity for the Company under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share
Outstanding as of January 1, 2014	6,019,392	$5.13	1,612,664	$26.75	2,897,102	—

Granted	28,000	33.09	880,000	29.44	1,458,628	—
Exercised	(1,067,332)	4.52	(39,100)	20.96	(333,959)	—
Forfeited	(11,316)	5.30	(21,850)	31.85	(115,534)	—
Cancelled	—	—	—	—	(168)	—

Outstanding as of December 31, 2014	4,968,744	$5.41	2,431,714	$27.77	3,906,069	—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about outstanding and exercisable awards under the 2007 Plan as of December 31, 2014:

		Awards Outstanding			Awards Exercisable
Exercise Price ($)	Type of award	Number outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	Option	455,000	0.50	$7.8	455,000	0.50	$7.8
2.16	Option	568,768	1.56	9.0	568,768	1.56	9.0
2.74	Option	501,300	2.37	7.6	501,300	2.37	7.6
3.40	Option	404,350	3.09	5.9	404,350	3.09	5.9
3.43	Option	212,820	4.41	3.1	212,820	4.41	3.1
3.51	Option	723,313	4.86	10.5	723,313	4.86	10.5
4.16	Option	674,858	5.42	9.3	671,733	5.42	9.3
8.77	Option	1,204,335	5.85	11.0	1,179,335	5.85	10.8
25.00	Option	168,000	6.40	—	147,000	6.40	—
27.74	Option	28,000	8.39	—	7,000	8.39	—
33.09	Option	28,000	9.40	—	—	—	—

Total Options		4,968,744	4.08	64.2	4,870,619	4.01	64.0
16.95	SARs	9,374	6.97	—	7,031	6.97	—
18.44	SARs	—	—	—	—	—	—
19.00	SARs	302,500	7.57	—	118,125	7.57	—
20.99	SARs	78,590	6.92	—	55,379	6.92	—
21.05	SARs	368,750	7.88	—	168,750	7.88	—
23.19	SARs	20,000	7.18	—	13,750	7.18	—
23.21	SARs	150,000	9.88	—	—	—	—
23.29	SARs	37,500	7.88	—	9,375	7.88	—
29.94	SARs	550,000	9.55	—	—	—	—
30.08	SARs	—	—	—	—	—	—
32.85	SARs	600,000	8.57	—	187,500	8.57	—
33.09	SARs	180,000	9.40	—	—	—	—
38.99	SARs	135,000	8.88	—	35,938	8.88	—

Total SARs		2,431,714	8.64	—	595,848	7.98	—
—	RSU	3,906,069	8.60	70.2	949,311	7.85	17.0

		11,306,527	6.62	$134.4	6,415,778	4.95	$81.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested share awards under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2014	812,750	$5.67	1,434,957	$13.54	2,470,262	$25.86

Granted	28,000	13.21	880,000	10.66	1,458,628	29.39
Vested	(731,310)	5.24	(457,240)	13.36	(856,597)	25.19
Forfeited	(11,316)	3.24	(21,850)	15.62	(115,534)	26.69

Non-vested as of December 31, 2014	98,124	$11.31	1,835,867	$12.18	2,956,759	$27.77

        At December 31, 2014, there was RUR 4,658 ($82.8) of unamortized share-based compensation expense related to unvested share options, RSUs and SARs which is expected to be recognized over a weighted average period of 2.73 years. The Company expects that all but an insignificant portion of options and SARs outstanding will vest and therefore has not applied a forfeiture rate in estimating the total awards expected to vest. The Company expects 2,484,844 out of 2,956,758 RSUs to vest after December 31, 2014. To the extent the actual forfeiture rate is different from the Company's estimate, share-based compensation related to these awards will be different from our expectations.

  Ex-Plan Options

        In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling"). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A shares.

        The following table summarizes activity for these ex-plan options:

	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2013	19,300	€0.01

Exercised	(15,600)	0.01
Cancelled	—	—

Outstanding as of December 31, 2014	3,700	€0.01

        There were no unvested ex-plan shares options as of December 31, 2013 and December 31, 2014.

        As of December 31, 2014, these ex-plan options have a remaining contractual life of 4.37 years; 3,700 outstanding ex-plan options have an intrinsic value of RUR 4 ($0.1).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        At December 31, 2014, there was no unamortized share-based compensation expense related to unvested ex-plan options.

  Ex-plan RSUs

        In November 2011, the Company acquired SPB Software Group and subsequently granted 25,000 RSUs to some of the former SPB Software employees. Although these RSUs were granted ex-plan, they have the same vesting provisions as Share-Based Awards granted under the 2007 Plan. As of December 31, 2014, these ex-plan RSUs had a remaining contractual life of 6.97 years; 18,282 of these RSUs had an intrinsic value of RUR 18 ($0.3); 13,032 exercisable ex-plan RSUs had an intrinsic value of RUR 13 ($0.2). These RSUs had a grant date fair value of $0.01 per share, resulting in unamortized share-based compensation expense of RUR 5 ($0.1) that is expected to be recognized over a 1.00 year period.

  Share-Based Compensation Expense

        The Company recognized share-based compensation expense of RUR 376, RUR 754 and RUR 1,210 ($21.5) for the years ended December 31, 2012, 2013 and 2014, respectively. The Company recognized RUR 4, RUR 9 and RUR 20 ($0.4) in related tax benefits for the years ended December 31, 2012, 2013 and 2014, respectively.

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

        Prior to 2014, the Company operated as a single operating segment. The Company's chief operating decision maker ("CODM") reviewed financial information on a consolidated basis for purposes of allocating resources and assessing financial performance. The Company's CODM is the management committee consisting of a group of top managers made up of its CEO and a group of his direct reports. During 2014, the Company revised its organizational structure separating several focus areas in product lines and geographies. As a result, financial information that the Company's CODM regularly reviews for purposes of allocating resources and assessing performance changed. Therefore, beginning 2014, the Company started to report its financial performance based on the following reportable segments: Russian Search and Portal, Russian E-commerce. The results of the Company's remaining operating segments, including its Turkish and Ukrainian operations, Media Services, Taxi, Classified Aggregators and Data Factory, that do not meet the quantitative thresholds for disclosure, are included in Other category. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Prior periods were restated to conform with the current year presentation.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS (Continued)

        The measures of the segment's profits and losses that are used by CODM to assess segment performance and decide how to allocate resources are presented below. Each segment's assets and capital expenditures are not reviewed by the CODM.

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Russian Search and Portal:
Revenues from external customers	25,536	34,906	45,303	805.3
Intersegment revenues	292	388	511	9.1
Depreciation and amortization	(2,669)	(3,279)	(3,808)	(67.7)
Adjusted operating income	8,579	12,351	16,394	291.4
Russian E-commerce:
Revenues from external customers	2,081	2,907	3,130	55.6
Intersegment revenues	—	—	—	—
Depreciation and amortization	(33)	(38)	(38)	(0.7)
Adjusted operating income	1,665	2,274	1,938	34.5
Other:
Revenues from external customers	1,150	1,689	2,334	41.5
Intersegment revenues	—	—	—	—
Depreciation and amortization	(249)	(378)	(638)	(11.3)
Adjusted operating income	(414)	(1,034)	(1,799)	(32.0)
Eliminations:
Revenues from external customers	—	—	—	—
Intersegment revenues	(292)	(388)	(511)	(9.1)
Depreciation and amortization	—	—	—	—
Adjusted operating income	—	—	—	—
Total:
Revenues from external customers	28,767	39,502	50,767	902.4
Intersegment revenues	—	—	—	—
Depreciation and amortization	(2,951)	(3,695)	(4,484)	(79.7)
Adjusted operating income	9,830	13,591	16,533	293.9

        The reconciliation between adjusted operating income and net income is as follows:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Adjusted operating income	9,830	13,591	16,533	293.9
Less share-based compensation expense	(376)	(754)	(1,210)	(21.5)
Add interest income, net	1,002	1,717	856	15.2
Add other income, net	118	2,159	6,296	111.9
Less provision for income taxes	(2,351)	(3,239)	(5,455)	(97.0)

Net income	8,223	13,474	17,020	302.5

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS (Continued)

        The Company's revenues consist of the following:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	20,610	27,584	35,228	626.2
Yandex ad network websites	4,898	7,885	11,410	202.8

Total text-based advertising	25,508	35,469	46,638	829.0
Display advertising	2,592	3,379	3,509	62.4

Total advertising revenue	28,100	38,848	50,147	891.4
Online payment commissions	552	394	—	—
Other revenues	115	260	620	11.0

Total revenues	28,767	39,502	50,767	902.4

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

        Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2012	2013	2014	2014
	RUR	RUR	RUR	$
Revenues:
Russia	27,300	36,814	46,242	822.0
Rest of the world	1,467	2,688	4,525	80.4

Total revenues	28,767	39,502	50,767	902.4

Long-lived assets, net:
Russia	8,447	11,998	21,115	375.3
Finland	—	638	6,481	115.2
US	1,043	841	1,002	17.9
Rest of the world	408	989	1,723	30.6

Total long-lived assets, net	9,898	14,466	30,321	539.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

16. RELATED-PARTY TRANSACTIONS

        The Company has in place a registration rights agreement with its major shareholders that allows them to require the Company to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances. In such circumstances, the Company is obliged to pay all expenses, other than underwriting commissions and discounts, relating to any such registration. Pursuant to this agreement, in March 2013, the Company was required to effect a registration and, in connection therewith, shareholders publicly offered an aggregate of 26,679,386 Class A shares, including 2,425,399 additional Class A shares sold pursuant to an over-allotment option granted to the underwriters at a price of $22.75 per share. Yandex did not receive any proceeds from this offering. The expenses incurred by the Company related to this offering in the amount of RUR 28 were treated as related party transactions for the year ended December 31, 2013. The underwriters of the offering fully reimbursed the Company for these expenses.

        Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013 (Note 4), the Company retained a non-controlling interest and significant influence over Yandex.Money's business. The Company continues to use Yandex.Money for payment processing and to sublease to Yandex.Money part of its premises. The amount of revenues from subleasing was RUR 34 and RUR 78 ($1.4) for the years ended December 31, 2013 and 2014, respectively. The amount of fees for online payment commissions was RUR 56 and RUR 125 ($2.2) for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the amount of receivables related to payment processing was RUR 6 and RUR 46 ($0.8), respectively. The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers and suppliers of the Company.

17. SUBSEQUENT EVENTS

        In January 2015, the Company completed the acquisition of assets and assumption of liabilities constituting the business of RosTaxi ("RosTaxi"), operator of a taxi fleet management application, for a cash consideration of up to RUR 500 ($8.9), including a deferred payment of up to RUR 380 ($6.8), subject to successful technical integration and client base transition, and a contingent consideration of up to RUR 500 ($8.9) payable in the Company's ordinary shares depending on the number of qualifying taxi trips on the third anniversary of the closing. The acquisition was accounted for as a business combination. The preliminary allocation of purchase price to assets acquired is as follows. RUR 114 ($2.0) was attributed to intangible assets, RUR 224 ($4.0) was attributed to goodwill, and RUR 77 ($1.4) was attributed to deferred tax assets. Goodwill is attributable to the Other reportable segment. The Company has not recorded the contingent consideration of up to RUR 500 ($8.9) related to the number of qualifying taxi trips as purchase price consideration but instead records them as compensation expense on a straight-line basis as the sellers complete their requisite service periods. The results of operations of RosTaxi for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014.

        In February 2015, the Company granted RSUs to purchase an aggregate of up to 347,816 Class A shares to its employees, respectively, pursuant to the 2007 Plan.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. SUBSEQUENT EVENTS (Continued)

        In April 2015, the Company offered employees of the Company an opportunity to exchange up to 1,663,750 of their SARs for RSUs based on an exchange ratio of 2:1. The vesting of replacement RSUs will be extended by 12 months beyond the original vesting schedule of the exchanged SARs. In addition, no exercise of the replacement RSUs will be permitted until April 10, 2016. The exchange was completed with all 1,663,750 SARs being exchanged.

        In March and April 2015, the Company repurchased and retired an additional $30.1 in aggregate principal amount of its outstanding Notes.

        Subsequent to December 31, 2014, the Russian ruble remained highly volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2014 was RUR 56.2584 to $1.00 and, during the period from December 31, 2014 to April 28, 2015, the currency exchange rate of the Russian ruble appreciated to RUR 51.4690 to $1.00. The lowest rate reached during this period was RUR 69.6640 to $1.00 as of February 3, 2015. The highest rate reached during this period was RUR 49.6749 to $1.00 as of April 17, 2015.

PART III.

Item 17.    Financial Statements

        See "Item 18. Financial Statements."

Item 18.    Financial Statements.

        See the financial statements beginning on page F-1.

Item 19.    Exhibits.

Exhibit Number	Description of Document
1.2	Amended Articles of Association of the Company, amended as of May 21, 2014
4.1
Indenture dated as of December 17, 2013 between the Company, and The Bank of New York Mellon, as trustee (incorporated by reference to our 2013 Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 4, 2014).
7.1
Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 28, 2011)
7.2
Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 28, 2011)
7.3
Sale and Purchase Agreement relating to the sale and purchase of the entire share capital of Immerbereit AG, dated 11 June 2014 (incorporated by reference to Exhibit 99.2 to our form 6-K filed with the Securities and Exchange Commission on June 16, 2014)
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
101
The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2014, (ii) Consolidated Statements of Income for the Years Ended December 31, 2012, 2013 and 2014, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014, (v) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2012, 2013 and 2014, and (vi) Notes to Consolidated Financial Statements

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ ARKADY VOLOZH
	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: April 30, 2015