Form 20-F
period 2015-12-31
Yandex N.V.
filed 2016-03-22
CIK 1513845

Use these links to rapidly review the document

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Title of each class	Number of shares outstanding
Class A	271,356,566
Class B	47,895,605

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
BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

             Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

(1)
In addition, we had 10,804,582 Class A shares held in treasury and 12,000,000 Class C shares issued and fully paid as of December 31, 2015. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

        In this Annual Report on Form 20-F (this "Annual Report"), references to "Yandex," the "company," "we," "us," or similar terms are to Yandex N.V. and, as the context requires, its wholly owned subsidiaries.

        Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in Russian rubles. In this Annual Report, references to "rubles" or "RUB" are to Russian rubles, and references to "U.S. dollars" or "$" are to United States dollars.

        Our fiscal year ends on December 31 of each year. References to any specific fiscal year refer to the year ended December 31 of the calendar year specified.

        This Annual Report includes market data reported by comScore (January 2016), Liveinternet.ru (March 2016), Public Opinion Foundation of Russia (FOM) (February 2016), ZenithOptimedia (December 2015), the Association of Russian Communication Agencies (AKAR) (March 2016) and the Russian Federal State Statistics Service (Rosstat) (January 2016). Our search market share in Turkey is based on comScore qSearch data (January 2016).

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

 PART I.

Item 3.    Key Information.

A.    Selected Consolidated Financial and Statistical Data

        The selected consolidated statements of income data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and consolidated statements of income data for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this Annual Report, after adjustment for the retrospective adoption of Accounting Standard Updates 2015-03 and 2015-17.

        Ruble amounts have been translated into U.S. dollars at a rate of RUB 72.8827 to $1.00, the official exchange rate quoted as of December 31, 2015 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On March 17, 2016, the exchange rate was RUB 71.0256 to $1.00. See "Risk Factors—The depreciation of the Russian ruble has and may continue to materially adversely affect our business, financial condition and results of operations."

        The following selected consolidated financial data should be read in conjunction with our "Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. Our financial statements are prepared in accordance with U.S. GAAP. These historical financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,
	2011	2012	2013	2014	2015
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	20,033	28,767	39,502	50,767	59,792	820.4
Operating costs and expenses:
Cost of revenues(1)	4,707	7,188	10,606	14,336	16,810	230.6
Product development(1)	3,124	4,274	5,827	8,842	13,421	184.1
Sales, general and administrative(1)	3,294	4,900	6,537	7,782	11,601	159.3
Depreciation and amortization	1,874	2,951	3,695	4,484	7,791	106.9
Goodwill impairment	—	—	—	—	576	7.9

Total operating costs and expenses	12,999	19,313	26,665	35,444	50,199	688.8

Income from operations	7,034	9,454	12,837	15,323	9,593	131.6
Interest income	222	1,002	1,717	856	1,744	23.9
Other income, net(2)	62	118	2,159	6,296	2,259	31.0

Income before income taxes	7,318	10,574	16,713	22,475	13,596	186.5
Provision for income taxes	1,545	2,351	3,239	5,455	3,917	53.7

Net income	5,773	8,223	13,474	17,020	9,679	132.8

Net income per Class A and Class B share:
Basic	18.30	25.21	41.25	53.30	30.39	0.42

Diluted	17.59	24.50	40.27	52.27	29.90	0.41

Weighted average number of Class A and Class B shares outstanding:
Basic	315,541,639	326,210,948	326,657,778	319,336,782	318,541,887	318,541,887
Diluted	328,155,087	335,690,596	334,571,212	325,610,277	323,713,437	323,713,437

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2011	2012	2013	2014	2015
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	26	33	61	101	168	2.3
Product development	153	221	435	780	1,860	25.5
Sales, general and administrative	150	122	258	329	690	9.5
(2)
A major component of other income, net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statement of income. For example, in 2015, other income, net includes RUB 1,835 million of foreign exchange gains arising from the appreciation of the U.S. dollar compared to the Russian ruble in that year. In 2014, other income, net included a RUB 6,518 million gain arising from the appreciation of the U.S. dollar compared to the Russian ruble in that year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by this appreciation, it resulted in an upward re-valuation of the ruble equivalent of these U.S. dollar-denominated monetary assets. Similarly, in periods where the U.S. dollar depreciates compared to the Russian ruble, we incur foreign exchange losses resulting from the downward revaluation of these assets. Other income, net also includes other non-operating gains and losses.

	As of December 31
	2011	2012	2013	2014	2015
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	5,930	7,425	33,394	17,645	24,238	332.6
Term deposits (current and non-current)	7,133	14,959	15,180	31,526	33,549	460.3
Total assets	33,910	43,938	70,769	94,594	111,818	1,534.2
Total current liabilities	4,711	6,678	6,899	9,791	11,669	160.1
Total non-current liabilities(2)	246	213	17,273	29,067	30,052	412.3
Total shareholders' equity	28,953	37,047	46,597	55,736	70,097	961.8

(1)
Prior periods have been reclassified to reflect current period presentation. Balances related to assets held for sale (note 4 to our consolidated financial statements) are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale. Balances related to convertible debt issuance costs are reclassified for the retrospective adoption of Accounting Standard Update 2015-03 related to the presentation of deferred debt issuance costs. Balances related to deferred tax assets and liabilities are reclassified for the retrospective adoption of Accounting Standard Update 2015-17 related to the presentation of deferred taxes as non-current.

(2)
The total non-current liabilities as of December 31, 2013, 2014 and 2015 mainly result from our convertible bond offering. Please refer to note 11 to our consolidated financial statements.

Exchange Rate Information

        Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 72.8827 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015. On March 17, 2016, the exchange rate was RUB 71.0256 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

        The following table presents information on the exchange rates between RUB and the U.S. dollar for the periods indicated as quoted by the Central Bank of the Russian Federation:

	RUB per U.S. dollar
Period	Period-end	Average	Low	High
2011	32.20	29.39	32.68	27.26
2012	30.37	31.09	34.04	28.95
2013	32.73	31.85	33.47	29.93
2014	56.26	38.42	67.79	32.66
2015	72.88	60.96	72.88	49.18
September 2015	66.24	66.77	68.79	65.35
October 2015	64.37	63.09	65.94	61.15
November 2015	66.24	65.03	66.63	63.40
December 2015	72.88	69.68	72.88	66.26
January 2016	75.17	76.31	83.59	72.93
February 2016	75.09	77.23	79.50	75.09
March 2016 (through March 17)	71.03	72.32	75.90	70.15

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

        In 2014 and 2015, Russia has experienced an economic downturn that has been characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in the gross domestic product in 2015 and forecasted further decline in 2016, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, and a material increase in the inflation rate. The Russian economy is particularly sensitive to the price of oil, and recent substantial decreases in oil prices have adversely affected and may continue to adversely affect its economy. In addition, international sanctions have been imposed on identified parties and business sectors in Russia in connection with the geopolitical situation in Ukraine, as described below. See "—The current geopolitical conflict in Ukraine and related international economic sanctions may continue to adversely affect the Russian economy and the value of investments in Russia, and could harm our business, financial condition and results of operations."

        In 2015, the Russian ruble depreciated against the US dollar by 23%. See "—The depreciation of the Russian ruble has and may continue to materially adversely affect our business, financial condition and results of operations."

        On December 11, 2014, the Central Bank of Russia raised its key rate to 10.5%, followed by a further sharp increase on December 16, 2014 to 17%. During 2015 the rate was gradually lowered to 11% as of December 31, 2015. Further volatility of interest rates may adversely affect our ability to borrow funds if necessary or desirable, and may adversely affect the spending decisions of both advertisers and consumers.

        On January 26, 2015, the global credit ratings agency Standard & Poor's lowered its long- and short-term foreign currency sovereign credit ratings on the Russian Federation to non-investment grade BB+ from investment grade BBB–. On December 3, 2015, Moody's Investors Service changed the outlook on Russia's Ba1 government bond rating to stable from negative and affirmed Russia's government bond rating as Ba1/Not Prime. Moody's further affirmed that Russia's foreign currency bank deposits and long term local currency debt and deposits remained unchanged at Ba2/Not Prime and Baa3, respectively. Fitch Ratings, the only remaining large credit rating agency to do so, still rates Russia in the investment grade category, albeit at the lowest possible level in this rating and with a negative outlook. The outlook for long-term ratings is considered negative. Further declines in the oil price or other deterioration of the geopolitical situation may lead to further depreciation of the ruble and may lead to the Russia's sovereign credit rating being further downgraded by credit agencies.

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

        Significant uncertainty exists surrounding the current geopolitical situation in Ukraine. The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as "sectoral" sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and E.U. persons in Crimea and Sevastopol. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions, or the ultimate outcome of the Ukrainian crisis. Political and economic sanctions may affect the ability of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. We are domiciled in the Netherlands, while our wholly owned principal operating subsidiary is organized under the laws of the Russian Federation, and several of our other subsidiaries are incorporated in other countries that have imposed economic sanctions on the Russian Federation. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of sanctions, our business has been adversely affected by the impact of sanctions on the broader economy in Russia. In addition, Yandex.Money, our joint venture with Sberbank, is subject to U.S. sectoral sanctions due to Sberbank owing 75% (less one ruble) of the total participation interest in PS Yandex.Money LLC.

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

The depreciation of the Russian ruble has materially adversely affected and may continue to materially adversely affect our business, financial condition and results of operations.

        The value of the Russian ruble has declined materially against the U.S. dollar in recent periods and is currently subject to substantial volatility. The exchange rate of the Russian ruble as quoted by the Central Bank of Russia dropped from RUB 56.3 to $1.00 as of December 31, 2014 to RUB 72.9 to $1.00 as of December 31, 2015 and to a new historical low of RUB 83.6 to $1.00 at closing on January 22, 2016. The rate was RUB 71.03 to $1.00 on March 17, 2016.

        Although our revenues and expenses are both primarily denominated in Russian rubles, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars. In February 2016 we announced our intention to acquire the office complex in which our Moscow headquarters is located. Our expenses related to the development of our business internationally are often denominated in U.S. dollars, Euros or other local currencies. Additionally, a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, is for imported goods and therefore can be materially affected by changes in the value of the ruble. Moreover, the consideration we have paid in connection with a number of our acquisitions of other businesses to date has been, and future acquisition consideration may be, denominated and paid in U.S. dollars. In addition, since most of our personnel expenses are denominated in rubles, we may have to increase our personnel expenses in order to better compete with other companies which denominate their personnel expenses in U.S. dollars, Euros or other currencies which appreciated in relation to the Russian ruble. If the Russian ruble were to experience a prolonged and significant decline in value against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk" and "—Our planned acquisition of the office complex in which our Russian headquarters is located in central Moscow will increase our indebtedness and will create new operational and management challenges for our business".

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

        Of the large global internet companies, we consider Google to be our principal competitor in the market for desktop and mobile internet search, and for text-based advertising, online advertising network revenues, advertising intermediary services, distribution arrangements and other services. According to Liveinternet.ru, Google's share of the Russian search market, based on search traffic generated, was 34.5% for the full year 2015, compared with our market share of 57.6%. Google conducts extensive online and offline advertising campaigns in Russia. In recent periods, Google has aggressively marketed its Chrome browser in which its search engine is the default search function, leading to increased competition.

        With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location-based search and advertising, including through its global arrangements with manufacturers of mobile devices and network operators to preinstall on an exclusive basis a set of Google's mobile applications. See also "—The competition to capture market share on mobile devices is intense and if we are not successful in offering, achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected." We expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition, albeit less intense, from the Russian and international websites of Microsoft and Yahoo!

        On the domestic side, our principal competitor is Mail.ru. Although we power paid search on Mail.ru properties, we also compete with Mail.ru in the market for display advertising and other services. Mail.ru offers a wide range of internet services, including the most popular Russian web mail service, and many other services that are comparable to ours. Mail.ru's search market share was 7.3% and 6.3% in the full years 2014 and 2015. We also compete with Russian online advertising networks, such as Begun, which serve advertising to a number of popular Russian websites.

        Although we have partnerships with a number of social networking sites and serve ads on some of these sites, we also view them as increasingly significant competitors. Such sites provide users with a wide range of information and services similar to those we offer, including search, real-time news and location-based information and updates. These sites derive a substantial portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic. In light of their large audiences and the significant amount of information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be able to offer highly targeted advertising that could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users. We also compete with other destination websites, which are sites that users access primarily for content rather than search, that seek to increase their search-related traffic, as well as established companies and start-ups that are developing search technologies and other internet services.

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

The competition to capture market share on mobile devices is intense and if we are not successful in achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.

        Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through mobile phones, smartphones, wearable devices, and handheld computers such as netbooks and tablets, as well as through video game consoles and television set-top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 24% in the fourth quarter of 2014 to approximately 27% in the fourth quarter of 2015, while the percentage of our search revenues generated from mobile devices increased from approximately 18% to approximately 22% between those periods.

        Each manufacturer or distributor may establish unique technical standards for its devices, and as a result our products and services may not work or be viewable on these devices. Some manufacturers may also elect not to include our products on their devices, or may be prohibited from doing so pursuant to their agreements with other parties.

        In February 2015, we made a formal request to the Russian Federal Antimonopoly Service ("FAS") to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package for pre-installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share and ensure ubiquity of its other services on Android-operated devices. Our share of searches on the Android platform in Russia decreased from approximately 44% in the fourth quarter of 2014 to approximately 40% in the fourth quarter of 2015. The FAS has conducted an investigation based on our request and in September 2015 concluded that Google had breached Russian antitrust laws. FAS instructed Google to refrain from anti-competitive behavior and to take action to restore competition. In December 2015 Google appealed FAS's decision to the Arbitrazh Court of Moscow. In March 2016 the appeal was dismissed. The possibility of a further appeal remains, however, and there is no assurance that following a final decision of FAS we will succeed in maintaining or materially increasing our market share on mobile devices.

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

        In the past three years, we generated on average more than 98% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. As a result of the current economic slowdown, the rate of growth in online advertising expenditures slowed in 2015, down from a growth rate of 18% from 2013 to 2014 to 15% from 2014 to 2015. In 2016, Zenith Optimedia forecasts online advertising expenditures to grow by 10%. The table below provides annual online and total advertising expenditures in Russia from 2010 to 2015:

	2010	2011	2012	2013	2014	2015
	(RUB in billion)
Online advertising expenditures	26.7	41.8	56.3	71.7	84.6	97.0
Growth rate	40%	57%	35%	27%	18%	15%
Total advertising expenditures	250.0 *	263.4	297.8	327.8	340.1	307.5
Growth rate	16%	5%	13%	10%	4%	(10)%

*
AKAR's revised estimates of the advertising expenditures for historical periods.

        Although forecasts for online advertising spending in Russia indicate sustained annual growth through 2018, we anticipate that the rate of such growth will decelerate. Any decreases or delays in online advertising spending due to economic conditions, or otherwise, would materially adversely impact our business, financial condition and results of operations. Additionally, recent decreases in international oil prices may continue to adversely affect the Russian economy. The current economic slowdown in Russia, and any further potential deterioration, may adversely affect total advertising spending in Russia, which, in turn, would materially adversely affect our operating results for 2016 and in the medium-term. See also "—Geopolitical and macroeconomic events have adversely affected and created uncertainty and instability in the Russian economy, which could harm our business, financial condition and results of operations."

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

        Our most significant distribution partners in 2015 were Opera, which offers mobile and desktop browsers, and where Yandex is the default search in certain search entry points; Mozilla, which includes our search as the default in its Firefox browser; and Microsoft, which offers our search as the default homepage and search tool in Microsoft Edge and Internet Explorer running on the Windows 10 operating system for users in Russia, Belarus, Kazakhstan, Ukraine and Turkey. If we are unable to continue our arrangements with Opera, Mozilla or Microsoft, or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

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

        As internet usage has spread in Russia, the rate of growth in the number of internet users has been declining. The number of users increased by 17% from 2010 to 2011, 12% from 2011 to 2012, 9% from 2012 to 2013, 9% from 2013 to 2014, and 8% from 2014 to 2015 (autumn periods), according to the Public Opinion Foundation of Russia, or FOM. As our core market matures, we will need to provide new services, further exploit non-core business models, such as e-commerce, or expand into new geographic markets in order to continue to grow our revenues at previously achieved levels. In 2015 we commenced the carve-out of certain of our services (Taxi and Classifieds) into newly created subsidiaries (business units) spun off from our main operating subsidiary, in order to provide greater strategic and operational focus for these units. Our efforts in this regard may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin-off of certain business units may cause the loss of some of our clients, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

We rely on our Yandex ad network partners for a material portion of our revenues and benefit from our relationships with them. If we lose these partners, or the quality of these partners decreases, it would adversely affect our business, financial condition and results of operations.

        Revenues from advertising on our ad network partner websites represented 26.0% of our text-based and display advertising revenues in 2015 and 23.7% in 2014. This increase was driven by addition of new advertising partners to our ad network as well as by improved targeting capabilities, which we introduced in the first half of 2015. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners, other than our agreement to power paid search results on Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor's advertising services, our revenues would decline.

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

        Our carve-out of certain of our services into newly created subsidiaries (business units) in 2015 may also require additional efforts in order to maintain consistent use of our brand.

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

        We have experienced, and continue to experience, growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In addition, in the current macroeconomic environment we have made reductions in our staff and may further reduce or limit the expansion of our staff, which would require us to manage our operational growth with fewer people. In order to streamline the growth of certain of our services we commenced their carve-out into newly created subsidiaries (business units) separate from our main operating subsidiary. Completion of this process will require additional administrative effort. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we seek to achieve. If we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

        As our user and advertiser bases expand, we will need to continue to increase our investment in technology, infrastructure, facilities and other areas of operations, in particular product development, sales and marketing. As a result of such growth, we will also need to continue to improve our operational and financial systems and managerial control and procedures. We will have to maintain close coordination among our technical, accounting, finance, marketing and sales personnel. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures, which could harm our business, financial condition and results of operations.

Our planned acquisition of the office complex in which our Russian headquarters is located in central Moscow will increase our indebtedness and will create new operational and management challenges for our business.

        In February 2016, we signed a definitive agreement pursuant to which we will become the sole owner of a newly-created company that will hold title to the office complex in central Moscow that houses our Russian headquarters. The complex is spread across approximately 4 hectares and includes 7 buildings with around 80,000 square-meters of Class A and B office space, 65% of which is currently occupied by us. We will continue to lease a portion of the space to third-party tenants in the medium-term, while securing access to additional space for long-term growth as we expand. Although we intend to outsource the management of the complex to a property services company, this transaction will create new operational and management challenges in a field outside of our core business, and will expose us to the risks inherent in being a landlord.

        As consideration for the acquisition, we will issue 12,900,000 new Class A ordinary shares to the seller and will assume approximately $490 million of debt at closing, denominated in U.S. dollars. Although we currently intend to repay a portion of this debt at closing out of existing cash, our overall indebtedness will increase materially as a result of this transaction. The closing of the transaction remains subject to certain conditions, including required regulatory approvals, and is anticipated to occur in the second half of 2016. We can provide no assurance that the transaction will ultimately close, or that it will produce the financial benefits that we currently expect.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

        We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. Our carve-out of certain of our services into newly created subsidiaries (business units) in 2015 was intended in part to enhance this aspect of our corporate culture. Failure to maintain the benefits of this culture would adversely affect our business, financial condition and results of operations.

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

        Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plan, we cannot guarantee that we will be able to retain our key employees. A number of our senior employees exercised share options in connection with our initial public offering and made significant gains, while a significant portion of our outstanding equity awards held by key employees have become, or will soon become, substantially vested. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests, especially if our shares have significantly appreciated in value relative to the exercise price. Depreciation of the market value of our shares could also make such equity awards less effective in retaining our key employees, especially for options issued above the current trading price. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

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

        We have limited experience with operations outside Russia, and in 2015 derived only approximately 8.5% of our revenues from advertisers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues in the new geography. For example, in 2011 we launched operations in Turkey. In January 2016, our share of the desktop search market in Turkey was 6.6% according to comScore qSearch, and we have generated only nominal revenues there to date. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

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

Due to the seasonal nature of advertising spending, our future results of operations may fluctuate from period to period and from quarter to quarter, which may cause our share price to decline.

        Advertising spending and user traffic tend to be seasonal, with internet usage, advertising expenditures and traffic historically slowing down during the months, when there are extended Russian public holidays and vacations, and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied upon as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates and may fall below market expectations in a given period, which may cause our share price to decline.

Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

        We generate almost all our revenues from the sale of online advertising in Russia. Although the use of the internet as a marketing channel in Russia is maturing, the level of overall spending on advertising in Russia remains relatively low compared to that in other developed countries. Broadband penetration rates in Russia are also relatively low compared to those in some other developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Although advertisers have become more familiar with online advertising in recent years, some of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may be less inclined to consider the internet effective in promoting their products and services compared with traditional media.

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

If our security measures are breached, malicious applications interfere with or exploit security flaws in our services, or our services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure.

        Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our users' internet experience, including hijacking queries to our search engine, altering or replacing Yandex search results, or otherwise disrupting our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex's intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

        Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users' or customers' data. Such security breaches expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

        In addition, we offer applications and services that our users download to their computers or that they rely on to store information and transmit information to others over the internet. These services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user's computer or in our computer systems and networks. These applications may be difficult to remove or disable, may reinstall themselves and may circumvent other applications' efforts to block or remove them. If our efforts to combat these malicious applications are unsuccessful, or if our services have actual or perceived vulnerabilities, our reputation may be harmed, our user traffic could decline, and our communications with certain users could be impaired, which could adversely affect our business, financial condition and results of operations.

Certain technologies could block our ads, which may adversely affect our business, financial condition and results of operations.

        Third parties have in the past, and may in the future, employ technologies to block the display of ads on webpages. In 2015 Apple introduced support for content blocking extensions for its Safari browser running on iOS 9 which allow the use of ad-blocking technology. Ad-blocking technology, if used widely and effectively, would reduce the amount of revenue generated by the ads we serve and decrease the confidence of our advertisers and Yandex ad network partners in our advertising technology, which may adversely affect our business, financial condition and results of operations.

If we fail to detect click fraud or other invalid clicks, we may face litigation and may lose the confidence of our advertisers, which may adversely affect our business, financial condition and results of operations.

        We are exposed to the risk of fraudulent and invalid clicks on the ads we serve from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to access the underlying content, including clicks resulting from click fraud. Click fraud usually occurs when an automated script or computer program is used to imitate a legitimate web browser user clicking on an ad. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent click fraud and filter out fraudulent or other invalid clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for clicks that are later attributed to click fraud. If we are unable to stop these invalid clicks, these credits to our advertisers may increase. If we find new evidence of past invalid clicks, we may retroactively issue credits to advertisers in respect of such invalid clicks. This could negatively affect our profitability, and these invalid clicks may harm our brand. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our customers' confidence in the integrity of our systems.

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

        We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 250 patent applications, of which more than 10 have resulted in issued patents to date. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

        Applicable Russian and foreign laws and regulations govern the collection, use, sharing and security of data that we receive from our users and partners. Although we believe that we comply with all current requirements, these laws could in the future be amended, interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to web-pages containing inaccurate or outdated information related to an individual. Russian personal data laws have also been amended, granting a similar right to Russian citizens, who from January 2016 have been able to apply for the removal of search results that link to inaccurate or irrelevant information about them. If personal data legislation is amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations. Recently adopted amendments to the personal data law in Russia have required since September 2015 that companies store all personal data of Russian users only in databases located inside Russia. Although our principal data centers are currently located in Russia, this law could limit our flexibility in managing our operations globally.

        Increasing public awareness of these issues could lead to further restrictions on the use of such data, which could in turn affect our search performance and therefore our ability to generate advertising revenue. In addition, it is our policy to protect the privacy of our users and to keep confidential the data they provide to us, and as a result we may choose not to exploit certain opportunities to maximize revenues in ways that could jeopardize our users' trust in us in this regard. Compliance with new data protection regulations could also require significant expenditure of time and resources.

        Furthermore, we use cookies and other widespread technologies that assist us in improving the user experience and personalization of our products and services that ultimately benefit both our users and advertisers through behavioral targeting, which makes our advertising more relevant. There is no clarity as to whether our practices are compliant with the requirements of applicable data protection legislation in Russia and abroad, and such laws could be interpreted and applied in a manner that is not consistent with our current data protection practices.

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

We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users, or we may be required to block certain content, or access to our websites can be restricted, which could harm our reputation and business.

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

        Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements (other than infringements of copyright in photographs) and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require notification to be sent by governmental authorities to the administrator of the website or hosting provider, requesting that they take down the allegedly infringing or illegal information prior to blocking access to the website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. For example, in July 2014 Russian authorities ordered that access to several websites be blocked on the basis of the violation of personal data regulations. An amendment to this legislation, which came into force on May 1, 2015, permits the permanent blocking of websites for violation of copyright and related rights. There is no clarity as to how this measure will be applied in practice. Based on these considerations and the uncertainties in the application of these laws, we may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers.

        These risks also apply in other countries in which we operate. For example, in February 2014, new Turkish legislation expanded the liability of and requirements for internet service providers. Another law adopted in October 2014 introduced the regulation of electronic commerce and affects online sales, commercial messages and the protection of personal data. The Turkish Parliament, Constitutional Court and Supreme Court actively introduce, interpret and implement new rules to regulate the liability of, and may create new obligations for, internet service providers. In addition, in 2015 access to social media websites was temporarily restricted in Turkey following the publication of images of an attack on a Turkish official. Adoption of new rules, as well as interpretation and implementation of existing legislation regulating activities of internet service providers, may affect our business in Turkey and other countries in which we operate.

We rely on third-party providers for our principal internet connections and equipment critical to our internet properties and services, and any errors, failures or disruption in the products and services provided by these third parties may materially adversely affect our brand, business, financial condition and results of operations.

        Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We exercise little control over these third parties, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Any errors, failures, interruptions or delays experienced in connection with these third-party products and services may negatively impact our relationship with users and materially adversely affect our brand, business, financial condition and results of operations.

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

        Although we maintain robust network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyber-attacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers, which we maintain ourselves, are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, which could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

        From time to time, we have experienced power outages that have interrupted access to our services and impacted the functioning of our internal systems. Although we maintain back-up generators, these may not operate properly through a major sustained power outage or their fuel supply could be inadequate. Any unscheduled interruption in our services places a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may be insufficient to reduce the frequency or duration of unscheduled downtime.

        In addition to physical damage and power outages, our systems are also vulnerable to human error. For example, we experienced two brief periods of downtime in 2012 and 2013 due to coding errors, which had nominal impacts on our search share. There were no significant downtime periods in 2014 and 2015. Although we test updates before implementation, errors made by our employees in maintaining or expanding our systems may damage our brand and materially adversely affect our business, financial condition and results of operations.

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

        From time to time we acquire other businesses, technologies and teams. For example, in 2013 we completed the acquisition of KinoPoisk LLC, a website dedicated to movies, television programs and celebrities; in 2014 we completed the acquisitions of KitLocate Ltd., a developer of an energy efficient geolocation technology for mobile devices, Auto.ru, a Russian online auto classifieds site, the ADFOX advertising technology platform, and several others; and in 2015 we purchased the RosTaxi fleet management application and computerization of taxi operations, and certain intellectual property assets from Agnitum, a developer of internet security products. In February 2016, we signed a definitive agreement for the acquisition of the office complex in which our Russian headquarters is located in central Moscow.

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

  •
  significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses; and

  •
  legal risks (including potential claims of the counterparty or of third parties), which may result from our lack of expertise in the field of the target's business, incomplete or improper due diligence, misrepresentations by counterparties, and/or other causes.

        The integration of new businesses presents a number of challenges, including differing cultures or management styles, poor financial records or internal controls on the part of the acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes in respect of under-performing assets.

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

        Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or our Yandex.Money joint venture with Sberbank, or breaches of customers' privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint venture and damage relations with them. Alternately, should breaches of customers' privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of our Yandex.Money joint venture. Any inability by us or our Yandex.Money joint venture to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. If we or Yandex.Money fail to maintain effective customer service, our reputation may suffer and we may lose our customers' confidence, which may adversely affect our business, financial condition and results of operations.

The inherent limitations of the available data regarding internet usage and online advertising may make it difficult to assess our markets and our market position.

        We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates, regarding internet usage and penetration and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Ukraine, Kazakhstan and Belarus are generally less consistent and reliable due to more limited third-party measurements in those countries.

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend and if lost by us could adversely affect our business, financial condition and results of operation.

        The software, databases, algorithms, images, patentable intellectual property, trade secrets and know-how that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor's agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright and related rights as well as rights to file patent applications with respect to such products, and have the intellectual property rights required for their further use and disposal subject to compliance with certain requirements set out in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. We may not prevail in any such action and any successful claim could adversely affect our business, financial condition and results of operation. Although the exact amount of compensation is not currently regulated by Russian law, the Russian government has previously proposed establishing a de minimis amount of required compensation for works and patentable results created by employees, which, if adopted, may affect the amount and structure of payments to our employees.

Risks Related to Doing Business and Investing in Russia and Other Countries in which We Operate

Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.

        Emerging markets such as Russia are subject to greater risks than more developed markets, including financial, economic, legal and political risks. Such risks or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current geopolitical situations in Ukraine and Syria, as well as recent decreases in oil prices, may continue to have deleterious macroeconomic and other effects on the regions in which we operate, including increased volatility in currency values and a weaker overall business environment. In addition, such circumstances may continue to harm or encourage volatility in our share price and in equity markets in general. These emerging markets and economies are also subject to rapid change. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any crises in Russia or other emerging markets in which we operate. See also "Risks Related to the Russian Economy."

Adoption of embargo, economic or other sanctions, as well as similar measures against the countries in which we operate may have a material adverse effect on our business, financial condition and results of operations.

        In 2015 the Russian President introduced certain restrictions on the import of Turkish goods into Russia, as well as on the operations of Turkish companies in Russia and flight connections between the two countries. On January 1, 2016 restrictions on the import of food products from Ukraine into Russia came into force, and the free trade regime between Ukraine and Russia was suspended by Russian authorities. Although these actions by the Russian authorities do not directly limit our operations in Turkey or Ukraine, if these countries adopted reciprocal measures that affect Russia or Russian companies, such measures could materially adversely affect our operations in Turkey or Ukraine.

Inflation may increase our costs and exert downward pressure on our operating margins.

        The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the annual inflation rate in Russia was 6.5% in 2013, 11.4% in 2014 and 12.9% in 2015, as measured by the consumer price index. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and these increases in cost could negatively impact our operating margin.

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

  •
  limited or contradictory judicial and administrative guidance on interpreting legislation;

  •
  relatively limited experience of judges and courts in interpreting recent and evolving commercial legislation as well as in understanding specifics of business operations and international best practices in the sphere of information technology and other areas;

  •
  a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

  •
  inadequate court system resources;

  •
  a high degree of discretion on the part of the judiciary and governmental authorities; and

  •
  poorly developed bankruptcy procedures that are not infrequently abused.

        Any of these factors may result in our being subject to unpredictable fines or requirements, affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on our Class A shares and our business, financial condition and results of operations. The fact that we are a high-profile company may heighten this risk. See "—Businesses in Russia have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated" and "—Risks in other countries."

The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is evolving, and we may be required to obtain additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business.

        Although we believe that we currently have all material licenses and permits currently required to conduct our business, court interpretations and the applicability of Russian commercial legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations. For example, we could fall within the following regulations that require receipt of licenses/permits or compliance with certain mandatory procedures:

  •
  Currently, Russian law requires acquisition of a "telematics" license by a company if it provides any telecommunications services for a fee. We generally do not charge for the online services we provide to our users and therefore believe we are not required to hold a telematics license; we do, however, generate revenue from ads directed to our users. It is possible that a Russian court or a government agency may construe our advertising revenue as an indirect "fee" and determine that we are required to hold a telematics license. Additionally, as we may further develop certain user services that would be provided for a fee in the future, we cannot assure you that such services, if developed, would not require us to obtain a telematics license.

  •
  Russian law requires that "mass media" businesses be registered with the applicable governmental authority. Although Russian law does not specifically include internet enterprises in the list of mass media businesses, several internet businesses that publish news have been required to obtain an electronic mass media registration. Current law also permits electronic network publications (websites) to register on a voluntary basis as mass media under the procedures established by the law. Our principal operating subsidiary, which operates our search and most of our other user services and online properties, does not hold a mass media registration. In 2014, a member of the Russian parliament submitted an official inquiry to the General Prosecutor's Office asking whether our Yandex.News service should be registered as mass media in accordance with Russian law. The General Prosecutor's Office responded that Yandex.News is not a mass media and is not required to be registered as such. We have determined that we are not required to register as a mass media business; however, we cannot assure you that we will not be required to register as a mass media business in the future, especially if the current law changes. Obtaining and maintaining such registration may be burdensome, time-consuming and costly, and may adversely affect our business, financial conditions and results of operations. Moreover, amendments to the Mass Media Law that became effective on January 1, 2016 limit non-Russian ownership and control, direct or indirect, of Russian mass media to no more than 20%. Accordingly, if our core business were to be required to register as a mass media, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also "—If the Russian government were to impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares."

  •
  In 2014, the Russian government introduced legislation regulating popular bloggers. The legislation is drafted in general terms and could potentially apply to any owner of a website or webpage that contains publicly available information and is visited by more than 3,000 internet users daily, whether such site is owned and/or operated by an individual or a legal entity. Popular bloggers are required to register with the Russian authorities and bear responsibilities in respect of the content available on their websites or webpages which are substantially similar to the obligations of mass media in Russia (including a requirement to ensure the accuracy of the information made available). Since the scope of this legislation is uncertain, it is unclear whether the new legislation applies to any of the companies of our group.

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

        In addition to requiring receipt of licenses/permits or compliance with certain mandatory procedures, development of the legal framework in Russia can require us to modify the services we provide or take additional actions in order to comply with new legislation regulating the provision of internet services, for example:

  •
  In 2015 the Russian consumer protection service declared that it was working on a draft legislative proposal which, if adopted, would regulate services that search for products on different online shopping websites and compare prices between different sellers. This legislative proposal could require the provision of additional information to users and make providers of such services liable for the provision of inaccurate information to users. If this legislative proposal is adopted it could require us to modify certain of our services, including Yandex.Market, and spend additional resources in order to ensure compliance with new regulations.

  •
  A draft law has been proposed which is aimed at regulating the provision of taxi services. This draft law may result in the regulation of internet services that act as intermediaries between taxi service providers and passengers and which allow passengers to hail taxis. Enactment of this draft law could result in the imposition of additional obligations and liability on the providers of such intermediary services and could require us to modify certain of our services, including Yandex.Taxi, and spend additional resources in order to ensure compliance with new regulations.

  •
  In February, 2016 a draft law was introduced that aims to regulate the provision of online news aggregation services. The proposed legislation would impose new obligations on providers of news aggregation services. In accordance with the draft law websites that are used to process and disseminate news information and that are accessed by more than one million users per day will have to be registered with the appropriate Russian governmental body. In addition, providers of news aggregation services will have to ensure the legality and accuracy of the information that can be accessed by their users, even if such news information is reproduced verbatim from news published by registered mass media. The draft law also proposes to limit the ownership or control, direct or indirect, of news aggregation services by non-Russian entities and individuals to no more than 20%. If the current proposal is implemented this may significantly affect our Yandex.News service and other services which could be used to process and disseminate news information. In particular, since selection of news in our Yandex.News services is fully automated and neutral from an editorial perspective, if the draft law is adopted we may have to spend additional resources in order to ensure compliance with new regulations, change the operating principle, ownership structure, or cease to provide our Yandex.News service.

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

        Amendments to the Russian personal data law adopted in 2014 require that companies store all personal data of Russian users only in databases located inside Russia from September 1, 2015. Non-compliance with this requirement may lead to legal liability and potentially to restriction of the availability of the service in Russia. Since this legislation is drafted in very general terms, it is uncertain whether it applies to our operations or, if it does apply, to what extent. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with the requirements contained in the new legislation may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users.

        Due to the nature of services we offer and the fact that we have a presence in a number of countries, we may also be subject to personal data laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions.

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

        In 2014, the Russian government adopted legislation to regulate "organizers of information distribution". The legislation is drafted in general terms and can potentially apply to any person developing software that may receive, transfer, deliver or process electronic messages of internet users. Organizers of information distribution must notify the relevant Russian authority about the commencement of their operations, and must retain a broad range of data relating to and generated by their users for a period of six months and provide such data to security and investigation authorities at their request. If an organizer of information distribution fails to comply with the above requirements, the Russian authorities can prescribe the blocking of access to its services.

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

        Russian law prohibits the sale and advertising of certain products, such as illegal drugs. In addition, advertising for certain regulated products and services may only be conducted by, or on behalf of, advertisers who possess the licenses, approvals and certificates required to market and sell such products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers. Furthermore, a July 2012 amendment to Russian advertising legislation outlawed the advertising of alcohol on the internet as well as in periodicals. Similar regulations were adopted in November 2013 with respect to the advertising of cigarettes, tobacco products and smoking accessories. In January 2014, new regulations came into force which limited or in certain cases prohibited the advertising of medical services; these restrictions were loosened to some degree in June 2014. New regulations of foreign exchange brokers which came into force in 2015 could limit the advertising of their services.

        Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties, such as Yandex, that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

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

        Russian anti-monopoly legislation imposes restrictions on companies that occupy a dominant position in a given market. We believe that the authorities have not to date focused on internet advertising in Russia to any significant extent, although we are aware of public statements by government officials suggesting that the authorities may analyze the business of online social networking. In February 2015, we made a formal request to the Russian Federal Antimonopoly Service (FAS) to open an investigation into whether Google is using its dominant position to gain unfair advantages in the promotion of its search and other services on the Android operating system. This request resulted in a recognition by FAS that Google had abused its dominant position in Russia. Google appealed this decision to the Arbitrazh Court of Moscow in December 2015 and the appeal was dismissed in March 2016. The possibility of a further appeal remains. Were the Russian authorities to investigate the broader internet or online advertising industries, as a result of the Android investigation or otherwise, it is possible that they may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate. Additionally, in 2015 we received information requests from FAS related to certain of our services. If FAS deems that we hold a dominant position in one or more of the markets in which we operate this could result in limitations on our future acquisitions and a requirement that we pre-approve with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as abuse of a dominant market position.

        Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

Businesses in Russia have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated.

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

        High-profile businesses in Russia, such as ours, can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to facilitate change of control. Although we believe that our commitment to content neutrality principles lessens the risk of politically motivated actions against us, we cannot guarantee that we will not be affected by politically motivated actions that could materially adversely affect our operations. Moreover, although our Yandex.News service aggregates content by automatic algorithm, without regard to viewpoint, other parties may perceive our Yandex.News service as reflecting a political viewpoint or agenda, which could subject us to politically motivated actions. See also "—The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is in the process of development, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business."

        The Russian parliament may adopt and government officials may apply unpredictable, contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia. Businesses operating in Russia can also be significantly affected by the rapid and unpredictable adoption of legislation, which can restrict or prohibit business practices that were previously permitted. For example, in 2013 the stock prices of a Russian bank focused on distance banking services and a company offering instant payment services dropped sharply after the news about the possible introduction of new laws that could impact their operations. Following the adoption in 2014 of amendments to the Russian Mass Media Law restricting foreign ownership and control of mass media, the stock price of a television broadcaster operating in Russia and listed on a foreign stock exchange dropped significantly.

If the Russian government were to impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares.

        On January 1, 2016, an amendment to the Russian law "On Mass Media" became effective that reduced the permitted level of foreign ownership in companies that hold Russian mass media registrations. The law limits the ownership or control, direct or indirect, of Russian mass media entities by non-Russian entities and individuals to no more than 20%. Yandex's principal businesses in Russia are not currently required to register as mass media, and therefore this new law is not applicable to our business. Were a new law with a similar regulation to be adopted that imposed a limitation on foreign ownership of internet businesses such as ours, or were the mass media law to be amended to require that our businesses register as mass media or implement a separate registration for online services, this could require a significant change in our operating or ownership structure, which could materially adversely affect our operations and/or the value of our Class A shares.

        In order to comply with the new limitations on foreign ownership of mass media in Russia, our Yandex.Traffic service uses the services of an information agency that is not owned by Yandex when providing information services to its customers. However, there is no guarantee that the operation of our Yandex.Traffic service will be deemed compliant with the limitations on foreign ownership of mass media or that foreign ownership or sponsorship restrictions applicable to mass media will not adversely affect our Yandex.Traffic service.

        In February, 2016 a draft law was introduced that aims to regulate the provision of online news aggregation services. The draft law proposes to limit to no more than 20% the ownership or control, direct or indirect, by non-Russian entities and individuals of websites that are used to process and disseminate news information and that are accessed by more than one million users per day. If the current proposal is implemented this could significantly affect our Yandex.News service and other services that could be used to process and disseminate news information. In particular, if the draft law is adopted we may have to spend additional resources in order to ensure compliance with new regulations, change the operating principle of or cease to provide our Yandex.News service.

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

        We believe that our Yandex.Money joint venture is covered by the Strategic Companies Law due to the fact that PS Yandex.Money LLC currently holds encryption licenses which fall within the scope of the Strategic Companies Law. Since the completion of our joint venture in respect of the Yandex.Money business in July 2013 following the sale by Yandex N.V. to Sberbank of 75% (less one ruble) of the total participation interest in PS Yandex.Money LLC , we believe that the applicable restrictions in respect of private non-Russian persons no longer apply to Yandex N.V., but that the requirement to obtain prior approval from the Russian Government Commission chaired by the Russian Prime Minister continues to be applicable to non-Russian state or international organizations or entities controlled by a non-Russian state or international organization that would seek to acquire shares of Yandex N.V. or enter into an agreement that would establish direct or indirect control over Yandex N.V. and, therefore, trigger application of the Strategic Companies Law. There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex N.V. over PS Yandex.Money LLC, which would require the Russian Governmental Commission's preliminary consent for a broader number of transactions, including by private non-Russian persons.

        These restrictions on ownership of our shares are in addition to the restrictions on ownership of our shares provided for in our articles of association. See "—Risks Related to Ownership of our Class A Shares—Our Board of Directors and Sberbank, our priority shareholder, have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions," "—Risks Related to ownership of our Class A Shares—Anti-takeover provisions in our articles of association and the shareholders agreement among our principal shareholders may prevent or delay change-of-control transactions."

        Moreover, because Yandex N.V. holds 25% (plus one ruble) in PS Yandex.Money LLC, there is a risk that a change of control in respect of Yandex N.V. would require preliminary consent of the Central Bank of Russia, as Yandex N.V. could be considered to indirectly hold more than 10% of the voting power of a non-banking credit organization.

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

The Russian banking and financial systems remains less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business, financial condition and results of operations.

        Russia's banking and other financial systems are less well-developed and regulated than those of some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms. In addition, the United States and European Union have imposed "sectoral" and related sanctions on named Russian banks in connection with developments in Ukraine. See "—The current geopolitical conflict in Ukraine and related international economic sanctions may continue to adversely affect the Russian economy and the value of investments in Russia, and could harm our business, financial condition and results of operations."

        As a result, the banking sector remains subject to periodic instability. In 2013 the Central Bank of Russia conducted a review of activities and operations of Russian banks, which in certain cases led to withdrawal of banking licenses. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and results of operations.

        Russian tax, currency, and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. For example, recent major legislative developments in the Russian tax regime, such as the implementation of the new transfer pricing rules, which came into effect in 2012, and anti-offshore and controlled foreign corporation (CFC) rules, which came into effect in 2015, to a large extent resemble the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and reduced tax revenue, the authorities are taking a more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be questioned by the authorities. High-profile companies such as ours can be particularly vulnerable to such assertive positions of the authorities.

        Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet.

        Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with tax audits routinely undertaken at least every two years. A tax audit of our principal Russian subsidiary covering 2013 and 2014 commenced in September 2015 and is expected to be completed in 2016.

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

        Russian tax rules are characterized by significant ambiguities and limited interpretive guidance and are subject to change, and we can provide no assurance that dividend withholding tax relief may not be challenged by the Russian tax authorities based on the grounds mentioned above. Furthermore, Russian tax rules regarding residency and beneficial ownership which were recently introduced may change or their interpretation may evolve, thus triggering changes in taxation of dividends from our Russian subsidiaries to our parent company in the future.

        The recently adopted anti-offshore and CFC rules that came into effect in 2015 are generally ambiguous and lack interpretive guidance. Based on the current state of the law and available interpretations, we believe that Yandex N.V. and our material subsidiaries should not be treated as CFCs for Russian tax purposes. However, there are risks that any of these rules may be interpreted or applied in a manner that may have an adverse effect on our results of operations.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

        Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to the Dutch parent company. Our current policy is to retain substantially all our earnings at the level of our principal subsidiary for investment in Russia.

        We did not provide for dividend withholding taxes on the unremitted earnings of our non-Dutch subsidiaries in 2013 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. In the first quarter of 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that we considered not to be permanently reinvested in Russia. As of December 31, 2015, we had an accrual of RUB 856 million ($11.7 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary's current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2015, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 44,451 million ($609.9 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 2,223 million ($30.5 million) as of December 31, 2015. We plan to reinvest the substantial portion of the unremitted earnings for which deferred tax has not been provided in the anticipated acquisition of our Moscow headquarters as described in "Item 10: Additional Information—Material Contracts". We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Ambiguities in Russian law regarding payments to individuals who are Yandex ad network partners may create employment-related tax obligations or require us to limit network partnership and may adversely affect our business, financial condition and results of operations.

        Ambiguities in Russian law make it difficult to structure payments to third-party individuals for Russian tax purposes. Many of our Yandex ad network partners are individuals who own and operate their own websites. In prior years, we had contractual relationships with third parties, including advertising agencies, who acted as aggregators and that made payments to individual Yandex ad network partners for fees to which they were entitled in connection with the ads we served on their websites. In the event that an aggregator failed to make any required tax withholding or otherwise comply with applicable laws in respect of such payments, the authorities could seek to hold us liable for personal and social taxes or VAT, and may not accept our deduction of these expenses. The tax authorities made such claims in our tax audit for the years 2010-2012. In 2014, we ceased working with aggregators, but it is possible that the tax authorities could make claims for the years 2013 and 2014, which are currently being audited.

Risks related to doing business in other CIS countries.

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

        Macroeconomic and geopolitical events in Russia in recent periods have adversely affected the value of traded securities of companies with significant operations in Russia, including our Class A shares. In addition, the market for technology and other growth companies has generally experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad macroeconomic, geopolitical, market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

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

The concentration of voting power with our principal shareholders, including our founders, directors and senior management, limits your ability to influence corporate matters.

        Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of March 17, 2016, our founders, directors, senior management (and their affiliates) and principal non-institutional shareholders together own 85.92% of our outstanding Class B shares and 5.22% of our outstanding Class A shares, representing in the aggregate 55.63% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 76% of our outstanding Class B shares representing 47% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founder, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. Because of this multiple class structure, these persons will continue to exert significant influence over all matters submitted to our shareholders for approval even if they come to own fewer than 50% of our outstanding shares by number.

        In addition, our principal shareholders are parties to a shareholders' agreement that, among other things, requires them to vote to elect those directors nominated by our Board of Directors for election or re-election, and limits their ability to vote in favor of amendments of the anti-takeover provisions of our articles of association. This concentrated control limits your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected.

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

        In addition, the provisions of the shareholders' agreement described above could have the effect of preventing or delaying a takeover of our company.

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

        Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for the 2015 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

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

        For a discussion of our principal acquisitions and disposals in 2015, see "Operating and Financial Review and Prospects—Recent Acquisitions—Recent Disposals."

Business Overview

Our Business

        Yandex is one of the largest internet companies in Europe, operating Russia's most popular search engine and its most visited website. Yandex's mission is to help people discover new opportunities in their lives. Based on innovative technologies, we provide the most relevant, locally tailored experience on all digital platforms and devices. Yandex also serves Turkey, Ukraine, Belarus and Kazakhstan. We generated 57.6% of all search traffic in Russia in 2015 and 57.8% in February 2016, according to Liveinternet.ru. In January 2016 our Yandex sites attracted 64.7 million unique visitors in Russia, and 18.2 million in Turkey, according to comScore MMX.

        Yandex is a technology company. Our products and services are based on complex, unique technologies that are not easily replicated. Benefiting from Russia's long-standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company. For over 20 years, our team has been developing and optimizing search technology, which has formed the core of our business and helped Yandex become one of the best known brands in Russia. All of Yandex's products are designed to make people's lives easier and better.

        Our search engine uses our proprietary algorithms to provide relevant results, which we structure and present in an editorially neutral and user-friendly manner. With a focus on our principal geographic markets, our search technology allows us to provide localized search results across the geographies where we operate. We also feature "parallel" search, which presents on a single page the results from both our main web index and our specialized information resources, including images and videos, news, shopping and others.

        We offer convenient access to our search engine through personal computers, mobile phones, tablets, navigation and other digital devices. Our homepage provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, personal email and other services.

        On mobile devices users can access our services through Search and Browser mobile apps as well as a variety of dedicated mobile apps of which the most popular are Navigator, Maps, Metro and Weather. Our Yandex Browser is also increasingly used as a gateway to Yandex services and we continue to cooperate with other browser vendors to provide our search engine as the default.

        We derive substantially all of our revenues from online advertising. We enable advertisers to deliver targeted, cost-effective ads that are relevant to our users' needs, interests and locations. Most of our revenues are derived from text-based advertising, which uses keywords selected by our advertisers to deliver ads based on a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics. We derive a smaller portion of our revenues from display advertising, which consists of graphical and programmatic ads that appear on specific webpages. Our ads are clearly marked and are separate from our organic search results and from the content of the webpages on which they may appear. We do not serve intrusive ads, such as "pop-ups," that might detract from our users' experience. Other revenue streams come from our e-commerce offerings, auto classifieds and online taxi service.

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and us and extend the audience reach of our advertisers. Our Yandex.Direct service, the largest automated, auction-based system for the placement of text-based advertising in Russia, makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. We served ads for 394,000 advertisers in the fourth quarter of 2015 and 680,000 advertisers in the full year 2015, compared with 317,000 advertisers in the fourth quarter of 2014 and 558,000 in the full year 2014.

        Prior to 2014, we operated as a single operating segment. In 2014-2015, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are organized in the following operating segments:

  •
  Search and Portal, which includes all services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;

  •
  E-commerce (including the Yandex.Market service);

  •
  Taxi (including the Yandex.Taxi service);

  •
  Classifieds (including Auto.ru, Yandex.Auto, Yandex.Realty, Yandex.Jobs and Yandex.Travel); and

  •
  Experimental businesses, where we aim to prove new business models. These include:

  •
  Media Services (including KinoPoisk, Yandex.Music, Yandex.Radio, Yandex.Tickets and Yandex.Afisha);

  •
  Yandex Data Factory;

  •
  Discovery Services (including Yandex Zen and Yandex Launcher);

  •
  Search and Portal in Turkey.

Search and Portal

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

        We supplement the results from our main web index with results from our "parallel" search system, which blends listings from all available Yandex specialized and vertical searches according to their relative relevance, such as Yandex.Images and Yandex.Video, Yandex.News, Yandex.Maps, and others. Yandex search is responsive to real-time queries, recognizing when a query requires the most current information.

        We also offer personalized search that provides search suggestions as well as search results that are highly aligned with the individual interests of our users. It combines the offline and online worlds and gives helpful suggestions in day-to-day life, such as what to read, where to go for a meal, what music to listen to, how to get home in the fastest possible way, where to book the cheapest flights, and much more. We seek to enhance our search capabilities by regularly expanding our algorithms to process additional languages. In 2015 we considerably increased the number of webpages we index. We continuously strive to develop innovative new concepts for our search engine.

  Yandex.News

        Our news aggregation and information service, the most visited online news aggregation service in Russia, provides a comprehensive media overview for our users in the countries we are present. We aggregate and present local, national and international news, currently from more than 6,700 news sources worldwide. The selection of news is fully automated and neutral from an editorial perspective.

  Maps and Location-based Services

        Yandex.Maps.    Our Yandex.Maps provide high-quality, detailed maps of more than 1,100 cities and towns in Russia and more than 20 cities in Ukraine, Kazakhstan and Belarus, as well as a detailed map of Turkey and satellite images of the whole world. In addition to graphical maps, we offer satellite images and hybrid maps (an amalgamation of satellite images and graphic maps), panoramic views, public transportation routes and driving directions in browsers and mobile device applications.

        We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback. Our in-house team of skilled cartographers allows us to keep our maps up-to-date and to offer location-based services to our users. In 2015 we integrated our Public Map, a crowd-sourced service that presents user-generated local maps and data, into our main Map as a map editor feature that allows businesses to update information in real time.

        Yandex.Maps is also available via application programming interfaces, or APIs, which allow web developers to embed and use interactive maps in third-party websites, as well as to add extra layers of information—for example, to offer a map showing the location of a restaurant or a hotel.

        We also offer Yandex.Navigator, our free standalone mobile application providing turn-by-turn navigation. It incorporates a voice input function and a large set of voice commands that allow users to interact with the app without touching the screen. It is Yandex's most popular mobile app in terms of usage.

        Our Yandex.Maps and Yandex.Navigator apps both leverage our real-time congestion monitoring service, the most popular service of its kind in Russia.

        The Yandex.Transport mobile app provides users with real-time data on public transport in a number of Russian cities. The Yandex.Parking mobile app allows drivers to find available spots in partner parking spaces and pay for them right from the app.

        We have partnerships with local directories that allow us to integrate local business listings, recommendations and user reviews in our maps. Our Geo-Direct Business Directory service enables advertisers to pay for premium placement to enable users to find them more easily.

  Personal Services

        Yandex.Mail.    Yandex.Mail provides users with fast and easy access to their email accounts, featuring a dynamic user interface. A number of features are available to enhance users' experience, including threaded and unthreaded views; direct access to Yandex.Disk, Yandex.Money, and other Yandex services; auto-tagging, which automatically recognizes and tags certain types of emails (for example, those from social networks, e-tickets and calendar events); smart preview, which allows our users to see the first line of any email in their inbox without having to open it; and Address Book, which recognizes both Latin and Cyrillic transliterations of names, and aggregates all emails from the same sender regardless of the language used. Yandex.Mail also features an unsubscribe button allowing users to opt out from mailing lists in a single click.

        Our Yandex.Mail app is available to Android and iOS users. It allows users to work with multiple email accounts, filter and sort emails using Marker, our machine-learning technology that can recognize an email type, and compose emails offline, and offers a number of other features. Our mobile "push-email" technology allows for the instantaneous delivery of new emails to mobile inboxes.

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

        We continue to transform Yandex.Disk from a storage and synchronization solution into a powerful tool to work with files of different types in the cloud. In 2015, we added Microsoft Office document editing functionality and photo albums to our existing set of tools, such as editing screenshots, adding filters to photos, listening to music files and watching videos.

  Yandex.Weather

        Our Yandex.Weather service allows our users to monitor weather conditions across the globe. In 2015 Yandex.Weather went through a major redesign as Yandex launched a service offering hyperlocal weather information based on our proprietary weather forecasting technology, Meteum. Powered by machine learning, it gives accurate forecasts for areas as local as specific parts of a city or even individual buildings. Yandex.Weather calculates a new forecast every time a user consults the service. It determines a person's position—down to their current geographic coordinates—and shows a fresh forecast for precisely that location. The new Yandex.Weather service currently offers hyperlocal weather forecasts for people living in 36 regions of Russia and is available on desktop, as well as through apps for iOS and Android.

How our users reach us

  Yandex Homepage

        Our homepage provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as to their implicit questions through current news, weather and road traffic reports, TV and movie schedules, and other services, presented right on our home page. We also offer localized homepages for specific geographic markets. We are focused on providing an increasing amount of content in these local languages and believe that we provide better support for local language search in these markets than our competitors.

  Yandex Browser

        Our browser makes surfing the internet safe and convenient. Yandex Browser serves as an instant information source providing answers to some of the most popular queries. After typing a search in the browser's smartbox, the user can see a snippet about what they are searching for—a thing, a product, a person or an event—without having to look at the search results page. The most recent version of our browser is focused on the security and privacy of our users and incorporates our new "Protect" technology, which protects users from the most common online dangers: phishing, malware, viruses and interception of personal data. Protect also keeps users' personal data safe when they use an unencrypted Wi-Fi network, such as those in many cafés or airports. It routes Yandex Browser traffic through a protected server and makes spying on the data almost impossible.

        The combined share of searches processed through Yandex Browser in Russia reached 16.0% in December 2015, and our browser's share in terms of the number of visitors (cookies) on the Russian browser market was 8.9% in December 2015, according to Liveinternet.ru.

        Yandex Browser is based on the Chromium open source license, Yandex's own technologies and cloud-based services. The WebKit engine, supported by many browser developers, is supplemented by Opera Software's Turbo technology, which we license, speeding up the download of pages even over slow connections. Our browser also provides our proprietary language translation capabilities, is able to resume interrupted file downloads, has an automatically generated tableau menu, synchronization of bookmarks and history between desktop and mobile versions, and "quick call" capability, among other things.

        Aside from the desktop version, we offer mobile versions of Yandex Browser for iOS and Android smartphones and tablets.

  Mobile Search and Applications

        We offer a number of apps for mobile devices running iOS, Android and Windows Phone operating systems. The most popular are Yandex.Navigator, Yandex.Maps, Yandex Browser and Yandex.Search. Other popular apps include Yandex.Metro, Yandex.Transport, KinoPoisk, Yandex.Mail, Yandex.Weather, Yandex.Market, Auto.ru, Yandex.Disk, Yandex.Music, Yandex.Timetables, Yandex.Translate and Yandex.Taxi. We are continuing to expand the scope of our mobile offerings with respect to both apps and platforms, with Yandex.Transport, Yandex.Taxi and Yandex search app for Android being among our most rapidly growing apps in terms of the number of monthly users in 2015.

        The percentage of our total search traffic that was generated from mobile devices increased from approximately 24% in the fourth quarter of 2014 to approximately 27% in the fourth quarter of 2015, while the percentage of our search revenues generated from mobile devices increased from approximately 18% to approximately 22% between those periods.

  Distribution Partnerships

        In order to provide easier access to our services, we partner with other browser developers. Yandex has one of the default search positions in the Opera browser in Russia. In 2014 we again became the default search engine in Mozilla Firefox in Russia, and in 2015 the partnership was expanded with Yandex becoming the default search engine on Mozilla Firefox in Turkey. In November 2015, we announced a strategic cooperation agreement with Microsoft to make it easy for people in Russia, Belarus, Kazakhstan, Ukraine, Turkey, and several other countries in the region to upgrade to a custom experience with Windows 10, where Yandex will be offered as the default homepage and search engine for the Microsoft Edge browser as well as Internet Explorer across Windows 10 devices.

        Yandex is currently included as the default search engine on a very limited number of mobile handsets sold in Russia, and as one of the search options in the Safari browser on Apple devices running iOS7 and later versions of the system. We believe that Google remains the default search engine on all iOS devices and almost all Android devices. Our services and applications are also distributed by a limited number of OEMs, retailers, browser makers, and telecom operators in Russia. We believe that distribution is an important part of our overall marketing strategy and serve to increase our user base.

Our Monetization and Advertiser Services

        We offer advertisers both text-based advertising and display advertising.

        Text-based ads are principally targeted to the particular user query on our search engine result pages, and on search result pages of our partners, as well as to the content of a particular website or webpage being viewed, or to user behavior or characteristics. Such ads are clearly marked as paid advertising and are separate from our organic search results. Display ads consist of graphical and programmatic ads that appear on specific pages, and are generally used to increase brand awareness or generate demand for particular products or services.

        Most of our revenues are generated from text-based advertising, on a pay-per-click basis, with a smaller portion generated from display advertising, based on the number of impressions delivered. In addition to targeting ads on the basis of user queries and website content, we are also able to target ads on the basis of users' demographics as well as behavioral patterns, characteristics and locations, and have developed algorithms that can predict with a high degree of accuracy the age and gender of a user based on behavior, as well as the probability of a click. We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws.

  Yandex.Direct

        We monetize our search engine and many of our other services primarily through text-based advertising. Yandex.Direct is our auction-based advertising placement service, which uses the most advanced auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost-effectively deliver relevant text-based ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex Advertising Network. Yandex.Direct enables advertisers to present ads to users at the precise moment they are looking for information related to the advertiser's product or service. Advertisers may use our automated tools, often with little or no assistance from us, to create text-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. We also offer a Yandex.Direct mobile app to better facilitate advertisers' access to our service to manage their advertising campaigns.

        Text-based ads on our desktop search engine results page (SERP) appear in one of several general categories: top placement (appearing above the organic search results and featuring up to three paid links), southern block (appearing below the organic search results and featuring up to four paid links), or guaranteed placement and rotation (both appearing to the right of the organic search results, up to nine paid links in total). Text-based ads on our mobile SERP appear in top placement (appearing above the organic search results and featuring up to two paid links) and one paid link, appearing below the organic search results.

        In September 2015 we introduced the most significant development in the history of Yandex.Direct, changing our auction system and introducing new ranking rules for paid search results. Instead of a generalized second-price auction (GSP), which we used previously, Yandex.Direct now uses a Vickrey-Clarke-Groves (VCG) auction to serve ads on our SERP.

        VCG auction gives bidders an incentive to bid their true valuations. In the VCG auction, the cost-per-click price is based on the difference between the amount of traffic in different ad positions. If an ad in the top position yielded 15% more clicks than it would have done in the second position, the advertiser would pay only for these additional clicks if their ad moved up from the second position to the top. In contrast to the second-price auction, the cost of baseline clicks in the VCG auction remains the same regardless of the ad's position. The average cost per click grows in proportion to the increasing amount of traffic, making advertisers compete for additional traffic.

        Together with VCG implementation, we made changes to our ranking algorithms which, besides bid and click-through-rate, also takes into account relevancy coefficient, allowing more relevant ads to be ranked higher. Relevancy is a function of our assessment of a number of factors, including the wording of the ad copy, relevance to the search query, and quality of the landing page. We believe that the new ad ranking rules further enable Yandex.Direct to serve ads that are most relevant to users' search queries. New ranking formula was implemented both on Yandex SERP and on the Yandex Advertising Network.

        Our web analytics tool, Yandex.Metrica, is the most popular web analytics system in Russia. It allows advertisers in near real-time to analyze the "post-click" behavior of users to evaluate the key efficiency parameters of their advertising campaigns—for example, to analyze the conversion rate, or the cost of attracting a visitor who performs the desired action. Based on this data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns. In 2015 we launched Metrica 2.0 which offers wide-ranging possibilities to analyze this data. This version offers more than 50 parameters that can be manipulated by users as they wish, allowing site owners to create custom reports based on any set of parameters in just a few clicks.

  Display advertising

        In addition to auction-based sales of text-based ads, we offer display ads, generally designed to build brand awareness and promote products and/or points of sale. We allow advertisers to place display ads on our homepage as well as several other services, including Yandex.Mail, Yandex.News and Yandex.Music. In the previous years, more than half of our revenues from display advertising were generated from our homepage banner. However, with the growth of our display ad network, share of revenues from our homepage banner decreased below the 50% level in 2015. Display ads are generally priced on a cost-per-thousand impressions, or CPM, basis. We also offer a media-contextual banner, a display product that is only shown to users who search for certain topics on Yandex.Search or visit sites of the Yandex Advertising Network dedicated to a particular area of interest.

  Programmatic advertising

        We have been developing a range of programmatic advertising products, which utilize real-time bidding technologies to provide effective solutions to our publisher and advertiser partners. Yandex RTB ad exchange connects to our performance-based demand-side platform (DSP) Yandex.Direct, to our display-based DSP "AWAPS" as well as to integrated third party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, search and browsing history, and so on. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through the acquisition of ADFOX, we provide a supply-side platform to our publisher partners. ADFOX is able to mediate in real-time between programmatic display ads from AWAPS, performance-based ads from Yandex.Direct, ads from integrated third party DSPs and publisher's own direct sales.

        Within Yandex.Direct, we recently launched Dynamic ads, which automatically generate ad elements from already existing advertisement and compile them into new ads—as a result, each advertised product and a corresponding search query get an individually tailored ad. This format is currently available in beta and has proven especially effective for online retailers. In the near future we plan to roll out this capability to many other client categories. Dynamic ads appear in Yandex search results and on Advertising Network sites on both desktop and mobile.

        In early 2016 we enhanced Yandex.Direct with smart banner ads—display ads with dynamic content that is personalized for individual users based on their interests. To choose which product to display, Yandex analyses a user's browsing history—which sites they visited, what they looked for and which products they looked at. As a result, our smart banner can help attract new clients and draw back those who visited a site without making a purchase. The service is currently available in beta.

  Yandex Ad Network

        Our Yandex Advertising Network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our partners are some of the largest Russian websites, including Mail.ru, Rambler, Bing, Livejournal, Avito.ru and others.

        We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver text-based and display ads on their search results pages or websites. Our technology delivers relevant ads by analyzing the search results or content of partner websites and pages, as well as the search history, behavioral patterns and location of users. Our advertising algorithms use our proprietary MatrixNet technology, which optimizes the click-through rate on our network through improved click prediction. In order to provide the best user experience, we allow our users to opt out of personalized ad targeting on network partner sites by changing the settings through our homepage.

        We screen applicants for the Yandex Advertising Network and favor websites with high-quality content and stable audiences. We believe that we will continue to attract high-quality websites to our network through our solid relationships with advertisers, our track record in monetizing internet traffic and content, and our attractive revenue-sharing propositions.

        We share a significant portion of the revenues generated from ads displayed on the sites of Yandex Advertising Network partners with those partners. To date, we have not guaranteed any minimum revenues to our network partners but may consider doing so on a selective basis in the future.

  Yandex Location-Based Priority Placement

        Through partnerships with dozens of regional business directories, we compile and update our own Yandex.Spravochnik—a business directory covering the whole of Russia and other neighboring countries. We supplement the business directory with data mined from the web, as well as with direct submissions from participating businesses. Yandex.Spravochnik data appear both in our search results and on our maps, including our mobile application, in response to search queries within the specified area. Our Geo-Direct Business Directory service allows businesses to pay for a premium placement on our maps, including maps returned in our search results, highlighting their address and allowing users to access their contact details with a single click. This advertising product is designed primarily for small and local businesses—for example, hairdresser salons and auto repair shops, as well as restaurants or bank branches. We offer this service for a fixed price on a fixed-term basis, and it can be ordered through our regional partners and advertising agencies, as well as directly through our online interface.

E-commerce

        Yandex.Market.    Our Yandex.Market e-commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Product search on Yandex.Market is designed to deliver the most relevant shopping results to our users. Retailers submit their product catalogs and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market, incorporates our proprietary recommendation technology, which is widely used across other Yandex products and provides users with personal product recommendations.

        Yandex.Market is priced on a cost-per-click (CPC) basis, similar to Yandex.Direct. Yandex.Market also operates a cost per action (CPA) model offering participants a single shopping basket for the service, including a unified basket for purchases from various partnering shops.

        Launched in 2000, Yandex.Market is the most popular such service in Russia, providing product information, price comparisons and consumer generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and "brick and mortar" retailers, and currently feature more than 90 million offerings in more than 2,000 product categories from over 19,000 participating retailers.

        Yandex.Market aims to accommodate the needs of international retailers wishing to sell their products to Russian customers. International web stores can showcase their offers and target those customers who look to buy products that may not be available within Russia. In 2015, we added an option to allow searches for goods in international stores only. As of today, any online store, domestic or international, can join Yandex.Market by providing customers with a landing page in Russian and an opportunity to have their purchase delivered to a Russian address, as well as an opportunity to pay for purchases in Russia via a bankcard or electronic money. Dozens of retailers, including China's LightInTheBox and DHGate, Germany's Kidsroom.de, the UK's ASOS, the US's Revolve, and Italy's Yoox, currently offer their products to Russian consumers via Yandex.Market.

        In 2015 we launched Yandex.Delivery. The service aggregates a number of third party delivery carriers, courier services, pick-up points and automated self-service kiosks to accommodate delivery of goods across Russia, giving our retailer customers a single point of entry. Our retailer customers can utilize our software to display delivery options, including price and time of delivery, right on their website. The service helps our customers boost conversion rates, cut logistics costs and expand their geographic reach.

        Yandex.Delivery currently offers access to deliver services of five major carriers: Axiomus, Boxberry, STRIZH, DPD and Russian Post.

Classifieds

        Yandex's Classifieds business unit currently includes Auto.ru, Yandex.Auto, Yandex.Realty, Yandex.Jobs and Yandex.Travel.

        Auto.ru.    Auto.ru is one of the most popular automobile-related Russian websites with 16 million unique monthly visitors and 59 million monthly visits in December 2015, according to Yandex.Metrica. It operates one of the largest catalogs for new and used vehicles in Russia. Auto.ru's history dates back to 1996. Yandex acquired Auto.ru in 2014 and has since been working to improve the service for the benefit of both its users and advertisers.

        Auto.ru allows users, both private individuals as well as auto dealers, to post listings of automobiles, motorcycles and commercial vehicles. Auto.ru offers a number of filters that allows potential buyers to quickly find the exact item they are looking for. Placing a limited number of ads is free for private users and there is a wide variety of options to promote an ad within the system, such as VAS (value added services).

        Currently, we are in the process of integration of Yandex.Auto into Auto.ru. Yandex.Auto is our proprietary service that provides our users with various tools to search through auto classifieds of third party provides within the service. After the integration is completed, technologies and tools, which are currently used in Yandex.Auto, will be implemented into Auto.ru.

        Auto.ru is also available on mobile through the mobile web and as apps in iOS and Android.

        Yandex.Realty is our real estate classifieds service, acting as both an aggregator of ads from other websites and a place where private individuals and realtors can place their listings directly. The service provides listings for both sale and rental of apartments, rooms, houses and vacation homes. In 2015 we added the option to place listings for flats in newly-built or under-construction apartment complexes in Moscow. Yandex.Realty is also available as an app for iOS and Android.

        Yandex.Jobs, our service for job seekers, was launched in 2010 and in 2015 underwent a complete redesign, with the new version initially launched as a mobile app for Android and iOS. The focus of the new version is on blue collar and service industry jobs. Job search is highly simplified and users can dial the potential employer directly from the app. The service aggregates vacancies from a number of partners.

        Yandex.Travel.    In March 2015 we launched our tour aggregator Yandex.Travel service. It allows users to search for a vacation using multiple criteria and taking their personal preferences into account. Its unique feature is the ability to compare the price of a holiday provided through an agency with a "do it yourself" trip where users buy tickets and book hotels on their own. We also provide information such as hotel reviews that we generate using our fact extraction technology.

Taxi

        Yandex.Taxi is our on-demand transportation service. It is the most popular online transportation service in Russia, with leadership in Moscow, Saint Petersburg, and many other cities. We currently operate our service in 12 cities across Russia, including Yekaterinburg, Perm, Novosibirsk, Samara, Sochi and many others. In early 2016 we expanded beyond Russia by launching our service in Minsk, Republic of Belarus.

        We are focused on providing the best customer experience, including an easy to use mobile app, extremely short arrival times and affordable prices. We leverage Yandex.Navigator and Yandex.Maps to provide intelligent order assignment and routing algorithms, allowing us to provide industry-leading arrival times of approximately 5 minutes. While economy class cars is our leading car vehicle category, we also provide business class sedans, minivans, and cars with child seats.

Experiments

        Aside from our core business and our newly established business units, where we see a clear potential for monetization, we have a number of divisions that we currently consider to be experimental in nature. We believe that some of them have a good chance of transforming into separate business units in the future.

  Media Services

        Our Media services unit consists of a number of services that provide our users with streaming audio and video, entertainment and hyperlocal weather data. These are:

  •
  KinoPoisk.ru.  The largest Russian language website dedicated to movies, television programs and celebrities. The service allows users to read expert and user-generated film reviews, discover the most popular movies, watch trailers, get movie news and personalized recommendations, as well as show times and tickets. In 2015 we launched a completely new version of KinoPoisk which focused on the online cinema concept, aggregating licensed video content from a number of Russian online cinemas. We received a lot of valuable user feedback following this launch and both versions of KinoPoisk will coexist while we explore ways to converge the two concepts in a manner that is most effective for our users.

  •
  Yandex.Music is our music streaming service, which is offered as both a web service and an app for all three major mobile platforms. It offers millions of tracks from both major global publishers and indie groups. In 2014 a new recommendation tool was implemented to help users navigate the large number of songs and albums as well as to discover new music. The web version is accessible free of charge, while the mobile app offers music streaming and a number of additional functions, including music downloads, for a monthly fee after a trial period. In 2015 Yandex.Music's daily audience increased by 40%, reaching one million users, while the number of paid subscribers more than doubled during 2015.

  •
  Yandex.Radio.  In 2015 we introduced a new media player service, Yandex.Radio. With more than 100 stations differentiated by genre, mood and context, Yandex.Radio allows users to listen to music that suits their tastes and current activity. It is Yandex's second music service after the recommendation-based Yandex.Music, and shares the latter's catalog of more than 20 million tracks. Yandex's music recommendation technology Disco determines the type of music that an individual will hear; the longer users listen to Yandex.Radio, the better Disco gets to know their tastes.

  •
  Yandex.Afisha and Yandex.Tickets.  In 2015 we relaunched Yandex.Afisha ("playbill"), transforming it into a place where a user can select entertainment from a wide variety of options. The service provides its users an opportunity to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently active in over 40 cities across Russia.

  Yandex Data Factory

        In December 2014, we launched Yandex Data Factory (YDF), aimed at developing big data analytics solutions for companies in finance, retail, telecom, manufacturing, healthcare and other industries. Our YDF team consists of machine learning and data analytics experts who use data science to improve businesses' operations, revenues and profitability. Yandex's unique proprietary technologies applied in our own products are now available to help businesses utilize accumulated masses of data to their benefit, including through tailored cross-sell and upsell recommendations, customer churn prevention, demand forecasting and manufacturing process optimization.

        As of the end of 2015, Yandex Data Factory had already executed a number of successful projects for Russian and international companies, including AstraZeneca, Intel, Wargaming.net, Rosavtodor, Magnitogorsk Iron & Steel Works (MMK), Sberbank, and Vimpelcom's Beeline. The projects varied from identification of potential churners for Wargaming.net, to traffic and accidents prediction for Rosavtodor and optimisation of ferroalloys consumption during steel production for MMK.

  Discovery Products

        In 2015 we launched two products designed to help our users discover new content—Yandex Zen and Yandex Launcher.

        Yandex Zen is a mobile product that recommends interesting content from different media. The Yandex Zen personalized feed is integrated with other Yandex mobile applications (Launcher and Browser) and available as a Software Development Kit (SDK) for third party mobile software developers. Yandex Zen finds themes and articles most relevant to each user and also takes into consideration a user's feedback for each recommendation. The service is based on machine learning, natural language processing and computer vision experience in web search as well as on our proprietary recommendation technology, which is also used in our media services and in Yandex.Market.

        Yandex Launcher is our new take on the Android interface, focused mostly on low-end devices. For that reason the product was initially launched in Latin America where such devices make up a majority of sales. Yandex Launcher has a number of helpful features, from grouping apps on a user's smartphone into convenient categories, to recommending new apps to the user based on his or her preferences. Yandex Zen is accessible in Yandex Launcher with just one swipe. This feature also uses our recommendation technologies. After an initial launch in Latin America we also released the product in Russia and other countries.

  Search and Portal in Turkey

        Aside from Russia, Ukraine, Belarus and Kazakhstan, Yandex operates in Turkey, providing users in these countries with localized versions of Yandex's major products such as search, mail, maps, traffic, weather and browser. In 2011 we opened an office in Istanbul and launched the portal yandex.com.tr in Turkey. The main focus of our Turkish office is to promote and adapt our core services, mainly search and geo-informational services, for Turkish users. In January 2016 our Yandex sites attracted 18.2 million unique visitors in Turkey, while our desktop search share in Turkey was at 6.6% in January 2016, according to comScore MMX, comScore qSearch.

Our Technology

        Yandex is a technology company. Our products and services are based on complex, unique technologies that are not easily replicated. Most of Yandex's services use machine learning—including in the ranking of search results, serving online advertisements, and performing translations. In 2009 Yandex developed and implemented its own machine learning method—MatrixNet.

        Thanks to speech recognition technology, users can communicate verbally with the Yandex.Navigator street navigation app instead of typing in addresses manually. The users of our Yandex.Mail service can quickly find certain e-mails in their accounts—such as tickets, appointment or meeting notifications, or information about discounts—all automatically marked by our fact extraction technology. We use our own computer vision methods to find similar images.

  Yandex distributed infrastructure

        We seek to ensure the speed and reliability of our services regardless of the user's location by operating our own CDN of points of presence in major cities throughout Russia and the other countries in which we operate. This network allows us to support reliable 24/7 operations, including server-based computations, research and development work, and user and advertiser services. We use proprietary computer architecture to link these clusters of servers, as well as proprietary computational software that operates across these distributed servers, including software that enables us to deploy and monitor software across our systems. This allows us to use relatively inexpensive off-the-shelf servers as the foundation of our robust and effective systems for redundant, distributed data storage, retrieval and distributed calculations. Geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Advertisers

        We served ads for 394,000 advertisers in the fourth quarter of 2015 and more than 680,000 in the full year 2015, compared with 317,000 in the fourth quarter of 2014 and 558,000 in the full year 2014. Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-size enterprises purchase the bulk of our text-based advertising. No particular advertiser accounted for more than 1.2% of our total revenues in 2013, 2014 or 2015.

Sales and Advertiser Support

        We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia and Ukraine, as well as Lucerne, Switzerland, Newburyport, Massachusetts, USA, and Shanghai, China. We attract advertising customers through both online and offline sales channels.

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

        The Yandex ad network follows a similar model. Most of the websites in the network submit their applications through Yandex.Direct's automated partner interface. Our direct sales force focuses on building relationships with major websites. Our support team concentrates on helping Yandex ad network partners get the most out of their relationship with us. We also have relationships with different advertising sales agencies placing text-based and display advertising.

Marketing

        We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services, such as our browser, in Russia and the other CIS countries where we are present, as well as in Turkey. We also plan to invest heavily into our three business units, including E-commerce, Taxi and Classifieds, to grow customer awareness, increase user base, increase usage in the existing markets and penetrate into other geographies.

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

        In terms of domestic players, our principal competitor is Mail.ru. In early 2010, Mail.ru launched its own search platform, and in July 2013 announced that it had fully switched to its proprietary search technology in organic search results. We have entered into a partnership with Mail.ru pursuant to which Mail.ru uses the Yandex.Direct advertising system to power paid search results on its properties.

Mail.ru offers many communication services, including Russia's most popular webmail social networking and messenger services.

        The following table presents a comparison of Russian search market share, according to Liveinternet.ru, based on search traffic generated:

	2013	2014	2015
Yandex	61.8%	60.9%	57.6%
Google	26.2%	29.3%	34.5%
Mail.ru	8.6%	7.3%	6.3%

        We also face competition from the Russian and international websites of Microsoft and Yahoo!, as well as other established companies and start-ups that are developing search and online advertising technologies. We also compete with online advertising networks, such as Google and Begun, which direct text-based advertising on a number of popular Russian websites.

        We believe that social networking sites, such as Facebook, Twitter, and Mail.ru's Vkontakte, Odnoklassniki and My World services, will become significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be well positioned to offer highly targeted advertising which could create enhanced competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

        In certain vertical areas, we compete with niche services, including e-commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. Our Yandex.Taxi service competes with Gett and Uber as well as a number of regional players across Russia. Our e-commerce services face competition from a number of local players acting as both e-shops and marketplaces, Avito, which acts as a marketplace for e-shops and private individuals, and a number of international players popular with Russian users, especially those from China such as Aliexpress. Our Classifieds services competes with Avito in most areas as well as a number of players present in specific industries such as CIAN in real estate and Drom.ru in automobile sales.

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

        In February 2015, we made a formal request to the Russian Federal Anti-Monopoly Service (FAS) to open an investigation into whether Google is using its dominant position in mobile operating systems to promote its search and services through its requirement that device manufacturers bundle Google's Android operating system with Google applications and services. On September 14, 2015, FAS declared that Google had breached competition law and had been abusing its market dominance on Android devices. Google was ordered by the FAS to amend agreements with smartphone vendors to allow third-party services such as Yandex search to be installed. In December 2015 Google appealed FAS's decision to the Arbitrazh Court of Moscow. In March 2016 the appeal was dismissed. The possibility of a further appeal remains, however.

Science and Education

        Our team of specialists represents many scientific disciplines, including mathematics, data analysis, programming and linguistics. Besides working on products and technologies at Yandex, some of our experts teach, lecture and train students and young specialists.

        We also run our own educational programs. The Yandex School of Data Analysis, offering free courses for university graduates and senior students, has been running since 2007. The school trains specialists in internet data processing, data analysis and fact extraction. The school's graduates find employment at Yandex and many other companies. Yandex also has schools for project managers, user interface developers and other specialists in IT. We also partner with Russia's leading research centers and universities, including the Moscow Institute of Physics and Technology and the Higher School of Economics. Yandex's experts give lectures to high school students. We sponsor a number of school contests in computer programming, mathematics and linguistics.

        Russia's largest technology conference, Yet another Conference, which is organized by Yandex every year, gathers industry experts from all over the world. We also run scientific conferences on machine learning, as well as seminars, lectures, workshops and master classes for those who wish to make or have already made a career in the internet industry.

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

        Our total headcount decreased as a result of cost efficiency procedures from 5,616 at December 31, 2014 to 5,463 at December 31, 2015. As of December 31, 2015, we had 3,286 employees in product development, 1,759 in sales, general and administration, and 418 in cost of sales.

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

        Our patent department is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. We have filed more than 250 patent applications to date, of which more than 10 have resulted in issued patents. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

        Yandex is a registered well-known trademark in Russia for certain services (classes 35 and 38 under the International Classification of Goods and Services) among relevant consumers on the basis of intensive use. Under Russian law, the protection granted to well-known trademarks is extended to non-homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder's legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

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

Facilities

        Our principal operating subsidiary currently leases a total of approximately 52,000 square meters in a single location in central Moscow that serves as our group's headquarters. We or our operating subsidiaries also lease or own office space in a number of cities in Russia and Ukraine. We also lease offices in Newburyport, Massachusetts; Istanbul, Turkey; Lucerne, Switzerland; Minsk, Belarus; Berlin, Germany; and Schiphol, The Netherlands and Shanghai, China. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We have points of presence in a number of cities in Russia and elsewhere. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost-effective manner of delivering reliable services to our users.

        In February 2016, we signed a framework agreement pursuant to which we will become the sole owner of a newly-created company that will hold title to the office complex in central Moscow that houses our Russian headquarters. The complex is spread across approximately 4 hectares and includes 7 buildings with around 80,000 square-meters of Class A and B office space, 65% of which is currently occupied by us. We will continue to lease a portion of the space to third-party tenants in the medium-term, while securing access to additional space for long-term growth as we expand. We expect the deal to be closed in the second half of 2016.

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

Advertising Regulation

        The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38-FZ "On Advertising," dated March 13, 2006 (as amended) (the "Russian Advertising Law"). The Russian Advertising Law prohibits advertisements for certain regulated products and services without the required certification, licensing or approval. Advertisements for products such as tobacco, pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. The Russian Advertising Law also prohibits the advertising of alcohol on the internet as well as in periodicals, among other platforms. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients. In 2014, new regulations were also adopted to limit or in certain cases to prohibit the advertising of medical services: these restrictions were loosened to some degree in June 2014. New regulations of foreign exchange brokers which came into force in 2015 could limit the amount of advertising of their services. In some cases, violation of the Russian Advertising Law can lead to civil action by third parties who suffer damages, or administrative penalties imposed by the Federal Antimonopoly Service of Russia (the "FAS"). Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer.

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

        Furthermore, there is no clarity regarding the approach Russian law and court practice will take with respect to the use of third parties' trademarks in keywords for the purposes of search and contextual advertising. There is a practice of courts recognizing that the use of trademarks in keywords should not be considered a breach of exclusive trademark rights and that the operator of the advertising platform allowing the use of keywords for ad targeting should not be held liable for such use. However, inconsistent decisions among different courts and in different regions are not uncommon in Russia. Therefore, our operations might be adversely affected depending upon the approach the Russian courts take in this respect.

Intellectual Property Regulation

        Part IV of the Civil Code of Russia (as amended), which came into force in 2008, is the major body of Russian law providing the legal framework for intellectual property regulation, including with respect to the acquisition, maintenance, protection and enforcement of exclusive rights. Additionally, Russia acceded to the World Trade Organization in 2012 and also become a party to the 1994 WTO TRIPS Agreement governing the principal aspects of the intellectual property protection afforded to the parties thereto.

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

        Under Russian law, we have exclusive rights to trade secrets (know-how) only if we have complied with a legal requirement to introduce reasonable measures to maintain confidentiality of our trade secrets, which measures may be burdensome and formalistic to implement. As we rely extensively in our operations on the protection afforded to trade secrets, we have implemented a set of measures required by the Federal Law No. 98-FZ of July 29, 2004 "On Commercial Secrecy" in order to protect these trade secrets (know-how). However, there is a risk that our measures will be deemed insufficient and, as a result, we will fail to acquire rights to these trade secrets under Russian law.

        One of the known problems and risks in Russian business practice relates to acquiring exclusive rights to works for hire and patentable results from employees as well as third-party contractors. By operation of Russian law, the exclusive rights to works for hire and patentable results are assigned to the employer if the intellectual property is created by an employee during the course of the ordinary job duties (or, in the case of patents, pursuant to a specific request by the employer). A similar rule is applicable in the context of agreements specifically providing for the creation of software. Uncertainties and disputes might arise with respect to whether exclusive rights have actually been transferred to the employer or contractor on the basis of an employment or other agreement if intellectual property has been created outside the scope of the employee or contractor's employment (in the case of works for hire), or a legal entity has failed to properly document its relations with its own employees and subcontractors and, as a result, is unable to transfer any rights to its customer. In case of employment disputes, Russian courts of common jurisdiction (as opposed to arbitrazh commercial state courts) may be more inclined to follow an overly formalistic approach and may take a pro-employee position in the event of uncertainty in a dispute of this nature.

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

Liability of Online Service Providers

        Laws relating to the liability of online service providers for the activities of their users and other third parties are still being developed in Russia and certain other countries in which we operate. In 2013, new amendments to Russian laws, including to the Russian Civil Code, came into effect aimed at the enhancement of intellectual property rights enforcement on the internet.

        The amendments of the Part IV of the Civil Code of the Russian Federation introduced provisions aimed at establishing a framework for limitation of liability of online service providers. In particular, the law currently contains a rule that service providers transmitting information in communication networks will not be held liable in the event the provider has neither initiated transmission nor selected recipients and performs no modification of the transmitted material. A hosting provider, on the other hand, may be exempt from liability in the event it possesses no actual or constructive knowledge of the infringement and timely undertakes necessary and sufficient measures to cease infringement following receipt of written notification identifying the rights holder and the location of the allegedly infringing material. Although adoption of these provisions may be a step forward in terms of clarifying the limitations of online service provider liability, substantial ambiguity still remains, particularly because these provisions contain no guidance as to what would constitute "necessary and sufficient measures" in this regard (for example, whether they include a requirement to monitor re-uploading of the same work by the same or other users) and provide no clarity on the limitation of liability with respect to other types of online service providers (such as those performing caching or providing information location tools). In light of this, our exposure to liability will significantly depend on interpretation of these new provisions by the courts and officials.

        The Russian Civil also imposes strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It is unclear how these provisions apply to online service providers.

        This legislation, as well any similar additional regulations, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. See "Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users, or we may be required to block certain content, or access to our websites can be restricted, which could harm our reputation and business."

Regulation of Electronic Payments

        Federal Law No.161-FZ "On the National Payment System" provides a legal definition of the term "electronic money" (or "digital money"). Under these regulations, payments with digital money fall into the sphere of banking activities and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions, however, have to be performed by a credit organization supervised by the Central Bank of Russia. To comply with this law, our Yandex.Money joint venture established a new, non-banking credit organization subsidiary, which obtained the required license from the Central Bank of Russia. All necessary contractual obligations of PS Yandex.Money LLC have been transferred to its non-banking credit organization subsidiary.

Mass Media Regulation

        Dissemination of news and similar information to a wide audience in Russia is regulated by the Russian Federation Law No. 2124-1 "On Mass Media" (as amended) (the "Mass Media Law"). This law requires certain parties that disseminate news and similar mass communications and information to be registered with the appropriate Russian governmental body, Roscomnadzor, and to comply with restrictions regarding the content of the information they distribute. The Mass Media Law currently permits electronic network publications (websites) to register as mass media. As registration under this amendment is voluntary, we elected not to register our online properties as mass media. See "Risk Factors—The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is in the process of development, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business."

        Russian law also regulates popular bloggers. The legislation is drafted in general terms and can potentially apply to any owner of a website or webpage which contains publicly available information and is visited by more than 3,000 internet users daily, whether such site is owned and/or operated by an individual or a legal entity. Popular bloggers are required to register with the Russian authorities and bear responsibilities in respect of the content available on their websites or webpages which are substantially similar to the obligations of mass media in Russia (including a requirement to ensure the accuracy of the information made available). Since the scope of this legislation is uncertain, it is unclear whether it applies to any of the companies of our group.

        Amendments to the Mass Media Law that came into force on January 1, 2016 impose a limit on non-Russian ownership and control, direct or indirect, of Russian mass media of no more than 20%. Accordingly, if our core business were to be required to register as a mass media, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also "Risk Factors—If the Russian government were to impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares."

Encryption Activity License

        The licensing of encryption activity is governed by Federal Law No. 99-FZ "On Licensing of Specific Types of Activities". Under the law, a variety of activities related to encryption require a special permit (license) granted by the Federal Security Service (the "FSS") subject to the applicant's continued compliance with a number of licensing requirements, including the requirement to use only certified encryption means and equipment and to ensure timely extension of such certification when its terms expires.

        Our Yandex.Money joint venture with Sberbank, uses encryption algorithms for the protection of transfers performed by its customers and may be required to obtain licenses for their use. The requirements for the grant and maintenance of licenses for the use of encryption algorithms are very broad and unclear, leaving the regulator with much discretion in applying and enforcing the applicable laws. See also "Risk Factors—The legal framework governing internet services and e commerce in Russia and other countries in which we operate is evolving, and we may be required to obtain additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business."

Strategic Companies Law

        In accordance with the Strategic Companies Law, there are restrictions with respect to the acquisition of voting shares or participation interests and establishment of control by foreign legal entities and individuals, as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but there have previously been draft amendments under consideration by the Russian State Duma, which, if adopted, would include certain internet companies that have large audiences within the scope of this law. In addition, entities holding licenses to use encryption technologies are covered by this law. As discussed above, Yandex.Money joint venture holds encryption licenses and is thus subject to the Strategic Companies Law.

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

        Moreover, the acquisition of 5% or more of the shares of a strategically important company triggers a requirement to submit a notification to the FAS. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition invalid. The Strategic Companies Law also applies to entirely foreign transactions entered into by foreign entities abroad (in other words, the law applies on the basis of the effects of such transactions in Russia). In the event invalidation of the transaction is not possible in the specific circumstances the court is entitled to deprive the foreign investor of its voting rights with respect to the acquired shares or participation interest.

Privacy and Personal Data Protection Regulation

        We are subject to Russian and foreign laws regarding privacy and the protection of our users' personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the adoption and interpretation of data protection laws, and their application to internet operations, are often difficult to predict, unclear and are in a constant state of development and although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to web-pages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who from January 2016 have been able to apply for the removal of search results that link to inaccurate or irrelevant information about them.

        Russian data protection laws provide that an individual must freely consent to the production of her/his personal data. Such consent must be concrete, informed and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

        We, like our peers, seek this consent from our users by asking them to click on a button or select a check-box in appropriate circumstances prior to commencement of the account registration process indicating the user's consent to our collection, use, storage and processing of personal data. Furthermore, most of our services do not require the creation of an account prior to their use and we collect only limited information in these circumstances. In particular, we place cookies and use other wide-spread technologies that assist us in improving user experience of our products and services and ultimately benefit both our users and advertisers to the extent that we use a certain part of this collected information for behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users' privacy and data may result in a decrease of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

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

        Russian personal data law also now requires that companies store all personal data of Russian users only in databases located inside Russia. Although our principal data centers are currently located in Russia, this law could limit our flexibility in managing our operations globally.

Licenses for the Provision of Communication Services

        Pursuant to the Federal Law No. 126-FZ "On Communication" (as amended), entities that provide certain telecommunication services for a fee are required to obtain a "telematics" license from the Roscomnadzor. We generally do not charge a fee for the online services we provide to our users and therefore, we believe that we are not required to hold a telematics license. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our advertising revenue as a fee and determine that we are required to hold a telematics license, which would require us to apply for and comply with the terms of any such license.

        Additionally, we may in the future offer user services for a fee, which could require us to comply with the licensing requirements described above.

Protection of Minors from Harmful Information

        The Federal Law No. 436-FZ "On Protection of Minors from the Information Harmful to their Health and Development" (the "Minors Protection Law") restricts the circulation of certain identified categories of publicly available and distributed information that may be harmful for minors. In particular, there is a requirement to take administrative and technical measures to prevent dissemination of restricted information. In addition, the circulation of information products designated for specific age categories of minors must be accompanied by a relevant mark identifying the age restriction category of information. Advertising of information products must also be accompanied by a category identification mark. Age category identification for information made available on the internet (except for the websites registered as mass media) is voluntary.

        Furthermore, administrators of websites registered as mass media have been expressly relieved from the responsibility for age category identification with respect to commentaries and messages posted by users of the websites at their discretion.

Restriction of Access to Websites Containing Illegal Information

        Federal Law No. 149-FZ "On Information, Information Technologies and Protection of Information" (as amended) establishes a system for the blocking of websites on the internet that make available specific categories of illegal information related to child pornography, encouraging suicide or drug use as well as other restricted information. A uniform register of domain names, website page locators and network addresses maintained by Roscomnadzor enables identification of websites on the internet. After the inclusion of a specific website or webpage in the registry at the decision of the relevant state authority (in the event of child pornography, information related to suicides and drug use) or on the basis of a court ruling (any other restricted information), Roscomnadzor notifies the website hosting provider within 24 hours, which must, in turn, within 24 hours notify the administrator of the website in question. If following notification the website administrator fails to take down the information, the hosting provider must restrict the access to such information. Provided that the information is still accessible within 3 days after notice is given to the hosting provider, Roscomnadzor will include the IP address of the website in the registry, which must be blocked by all Russian internet service providers and telecommunication service operators.

        The legal framework related to this blacklist of websites is controversial, and the procedures established by this law have been heavily criticized by the general public, industry players and legal scholars, and may well be revised. Roscomnadzor issued a clarification on November 30, 2012 specifying that search engines, news aggregators and cached information used in the course of their operation will not be included in the registry because they fall outside the scope of the law. At the same time, the regulator's approach may change and our operations could be adversely affected by inappropriate application of the websites blacklist legislation.

        Further legislation is currently in place in Russia and utilized by authorities that allows blocking of websites that contain extremist information (including containing calls for mass rioting, extremist activity and participation in mass assemblies conducted in violation of established procedure) at the request of certain governmental authorities without prior notification. Only a subsequent post-blocking notification to the relevant website owner or hosting provider is required.

        The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. For example, in July 2014 Russian authorities ordered that access to several websites be blocked on the basis of the violation of personal data regulations. The most recent amendment to this legislation, which came into force on May 1, 2015, permits the permanent blocking of websites for violation of copyright and related rights. There is no clarity as to how this measure will be applied in practice. Based on these considerations and the uncertainties in the application of these laws, we may be subject to arbitrary blocking measures, injunctions or court decisions that may require us to block or remove content, which may adversely affect our services and operations. See "Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users, or we may be required to block certain content, or access to our websites can be restricted, which could harm our reputation and business."

Securities Regulation

        The Federal Law No. 39-FZ "On the Securities Market" (as amended) (the "Securities Law"), contains the principal regulations governing the placement and circulation of foreign securities and financial instruments in Russia.

        Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market and in June 2014 were admitted to trading on Moscow Exchange; therefore we are now required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

Antimonopoly Regulation

        The Federal Law No. 135-FZ "On Protection of Competition" (as amended) grants to the FAS as the antimonopoly regulator wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We have a substantial market share in the online advertising market, however, we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize online advertising as a separate market, and could identify dominant players and impose conduct limitations and other restrictions.

        In February 2015, we made a formal request to FAS to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package imposed for pre-installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share. The FAS has conducted an investigation based on our request and in September 2015 concluded that Google had breached Russian antitrust laws. FAS instructed Google to refrain from anti-competitive behavior and to take action to restore competition. In December 2015 Google appealed FAS's decision to the Arbitrazh Court of Moscow. In March 2016 the appeal was dismissed but the possibility of a further appeal remains.

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

        Advertising revenues accounted for 98.3%, 98.8% and 97.4% of our total revenues in 2013, 2014 and 2015, respectively. Our advertising revenues consist of fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our e-commerce gateway service. We sell approximately half of our text-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost-per-click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. Our Yandex.Market service is priced on a CPC basis, like Yandex.Direct, and also offers cost-per-action, or CPA advertising, introduced in November 2013, which recognizes revenue from these ads only when the desired action has occurred.

        We recognize our advertising revenues net of value added tax (currently 18.0% in Russia) and sales commissions and bonuses. Although the major part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising sales are sold through media agencies. We recognize revenues from those advertising sales net of the commissions and bonuses paid to these agencies.

        We benefit from a large and diverse base of advertisers. We had 558,000 advertisers in 2014 and 680,000 in 2015. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No individual advertiser accounted for more than 1.2% of our total revenues in 2013, 2014 or 2015. On a geographical basis, we generated more than 93% of our total revenues in 2013 and more than 91% of our total revenues in each of 2014 and 2015, from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

        We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For text-based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their text-based ads or, for those advertisers paying for display ads on a CPM basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers' ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on partners' websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the revenues we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

        Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. Our agreement with Mail.ru, for which we began providing paid search in July 2013, is subject to mutual, material early termination penalties under specified circumstances. In 2013, 2014, and 2015, none of our ad network partners accounted for more than 10% of our total revenues. In 2015, Mail.ru continued to be our most significant ad network partner.

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

  •
  our ability to effectively monetize traffic generated by our websites and those of the Yandex ad network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers; and

  •
  our ability to effectively monetize mobile search where the number of search queries is growing more quickly than on desktops.

Segments

        Prior to 2014, we operated as a single operating segment. During 2014-2015, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are organized in following operating segments:

  •
  Search and Portal, which includes all services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;

  •
  E-commerce (including the Yandex.Market service);

  •
  Taxi (including the Yandex.Taxi service);

  •
  Classifieds (including Yandex.Auto, Auto.ru, Yandex.Realty and Yandex.Jobs and Yandex.Travel); and

  •
  Experimental businesses, where we aim to prove new business models. These include:

  •
  Media Services (including KinoPoisk, Yandex.Music, Yandex.Radio, Yandex.TV program, Yandex.Tickets and Yandex.Afisha);

  •
  Data Factory (including the Yandex Data Factory service);

    •
    Discovery Services (including Yandex Zen and Yandex Launcher); and

    •
    Search and Portal in Turkey.

Key Trends Impacting Our Results of Operations

        Our results of operations are being impacted by the current macroeconomic environment in Russia. This environment is negatively affecting our rate of revenue growth and our operating margins. The depreciation of the Russian ruble has increased our U.S. dollar-denominated expenses, including the rent on our Moscow headquarters and the acquisition of servers and networking equipment, and has generally increased the rate of inflation in Russia. In addition to the impact of the current macroeconomic environment, the trends described below are key drivers of our results of operations.

        Our business and revenues have grown rapidly since inception, and the effectiveness of text-based advertising as a medium has contributed to the rapid growth of our business. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

        Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than one-half of the advertising fees we earn from serving ads on Yandex ad network websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 20.8% in 2013 to 23.7% in 2014 and to 26.0% in 2015 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will remain stable in 2016. The principal contributor of our Yandex ad network revenues is our agreement to power paid search on Mail.ru, which began in July 2013. Furthermore, the margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile telephones, including both smartphones and feature phones, and tablet devices is growing more quickly than desktop queries. Queries from mobile phones and tablet devices still, however, represented only 25% of our total search queries and 21% of text-based advertising revenues for the year ended December 31, 2015. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins; however, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future.

        In February 2016, we signed a definitive agreement pursuant to which we will become the sole owner of a newly-created company that will hold title to the office complex in central Moscow that houses our Russian headquarters. See "Item 10: Additional Information—Material Contracts". The closing of the transaction remains subject to certain conditions, including completion of the reorganization of the ownership structure of the complex and required regulatory approvals, and is anticipated to occur in the second half of 2016. Since as of the date of publication we are unable to predict the exact timing of the transaction closing, we are not including the potential effect of this transaction to the forward-looking statements made below in this section and elsewhere in this Annual

Report. Below we provide a summary of the anticipated material consequences of the proposed transaction on our results of operations:

  •
  We expect our revenue to increase for the amounts of third party lease income from renting approximately 28,000 square meters of Class B office space in the complex. These rent agreements are currently predominantly denominated in U.S. dollars;

  •
  We expect our cost of revenues, product development expenses and sales, general and administrative expense to decrease by the amount of Moscow headquarters rent expenses and related utilities expense offset by the amount of operating expenses related to the whole office complex of around 80,000 square meters, including management company fees, utilities and property tax;

  •
  The acquisition effectively results in settlement of the pre-existing lease of the office complex. As current market rates for leases on the same or similar terms are lower than the rates in the existing lease agreement, we expect to recognize a one-off loss related to settlement measured as the fair value of the lease agreement at the acquisition date;

  •
  We expect our depreciation and amortization to increase as we begin to record depreciation in respect of the office complex; and

  •
  We intend to repay part of the assumed debt at closing and expect our interest income to decrease in respect of the cash used to repay this debt. Our interest expense will also increase in respect of the remaining debt balance, which bears interest rate at LIBOR + 6.2%.

        Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures increased from RUB 4,936 million in 2013 to RUB 9,679 million in 2014, and RUB 13,045 million in 2015. We spent approximately 84% of our total capital expenditures in 2015 on servers and data center expansion to support growth in our current operations. Our depreciation and amortization expense declined as a percentage of revenues from 9.4% in 2013 to 8.8% in 2014, before increasing to 13.0% in 2015. We currently expect our capital expenditures in 2016 to decrease as a percentage of revenues in comparison to 2015, as in 2016 we expect a lower increase of server capacities compared to 2015. The more significant investment in 2015 was primarily aimed at the increase in our search index size with the goal of further enhancing the general quality of our search and growing our search share. As our capital expenditures are to a significant extent denominated in U.S. dollars and euro, any further depreciation of the Russian ruble is likely to result in an increase in capital expenditures and depreciation and amortization both in absolute terms and as a percentage of revenues.

        To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2014 and 2015 on advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. A significant portion of our advertising and marketing expense in 2014 and 2015 relates to our efforts to build our brand and expand market share in Turkey, as well as to promote our Yandex.Market and Yandex Browser and to support our brand in Russia and the other markets in which we operate. We expect to continue to invest significantly in advertising and marketing. We currently expect our advertising and marketing costs in 2016 to increase as a percentage of revenues in comparison to 2015 due to investment into promotion of Yandex Browser, mobile Search, Yandex.Market, Yandex.Taxi and Auto.ru. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

        In Turkey we offer a variety of services and apps for both desktop and mobile platforms localized for that market, including search, mail, maps, traffic, weather and browser. Our search share in Turkey reached 6.6% of desktop search market in January 2016, according to comScore qSearch. As general macro-economic conditions have worsened globally and this has been especially pronounced across emerging markets, we have reduced our spending in Turkey on distribution and advertising and marketing fronts. As we remain committed to our Turkish users and plan to maintain our market share by continuing to deliver high quality search and navigation products, we will continue to incur costs to tailor our site to address the preferences and needs of users in Turkey. In addition, in certain countries we may choose to pursue joint venture arrangements as a means of developing our local offerings. Such arrangements may entail additional financial commitments and risks.

        Our revenues are impacted by seasonal fluctuations in internet usage and seasonality in advertising expenditures. Internet usage and advertising expenditures generally slow down during the months when there are extended Russian public holidays and vacations, and are significantly higher in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, retail patterns and advertising budgeting and buying patterns.

        Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 6.5%, 11.4% and 12.9% in 2013, 2014, and 2015, respectively. The increase in the annual rate of inflation in 2014 and 2015 reflected the depreciation of the Russian ruble. We can provide no assurance that the annual rate of inflation will not appreciate further in 2016. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

        Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Recent Acquisitions

  KinoPoisk

        In October 2013, we completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiary, the operator of the largest and most comprehensive Russian-language website dedicated to movies, television programs and celebrities. In connection with this acquisition, we paid cash consideration of $80.0 million in full upon the closing of the deal, including $3.0 million paid into an escrow account, which has now been released to the sellers. A further description of the acquisition and its accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

  KitLocate

        In March 2014, we completed the acquisition of a 100% ownership interest in KitLocate Ltd., the developer of an energy-efficient geolocation technology for mobile devices, for cash consideration of up to $10.2 million, including $4.0 million paid in full upon closing of the deal, up to $2.3 million of earn-out payments on the achievement of certain distribution milestones, and $3.9 million paid to an escrow account, the release of which was subject to KitLocate's founders continued employment. The Company recorded the milestones related earn-out payments at the fair value of $1.5 million as part of purchase consideration. The Company has not recorded the contingent payments related to the continued employment as purchase price consideration but instead recorded them as compensation expense as the former KitLocate's shareholders completed their requisite service periods. The Company fully settled its obligations by paying $1.9 million for milestones related earn-out payments and releasing the escrowed amount in full in July 2015.

  Auto.ru

        In August 2014, we completed the acquisition of the Auto.ru group ("Auto.ru"), one of the leading online auto classifieds businesses in Russia, for cash consideration of $178.4 million paid in full upon closing of the deal, including $14.0 million paid into an escrow account of which half has been released to the sellers in February 2016. The remaining amount in escrow will be paid to the sellers on the date falling 43 months after the completion date, assuming no warranty claims.

  ADFOX

        In September 2014, we bought the assets and assumed the liabilities of ADFOX LLC ("ADFOX"), which operates an advertising technology platform that provides services for planning, managing and analyzing advertising campaigns on the internet. We paid cash consideration of $11.3 million, including $8.5 million paid upon closing of the deal and $1.4 million paid on the first anniversary of the closing in the fourth quarter of 2015. The amount of $1.4 million will be paid on the second anniversary of the closing assuming no warranty claims.

  Other Acquisitions in 2014

        During the year ended December 31, 2014, we completed other acquisitions and purchases of intangible assets for total consideration of approximately RUB 347 million.

  RosTaxi

        In January 2015, we bought the assets and assumed the liabilities of the RosTaxi ("RosTaxi") business, which operates a taxi fleet management application. The agreement stipulates for a cash consideration of up to RUB 500 million, including a deferred payment of up to RUB 380 million, subject to successful technical integration and client base transition, and contingent consideration of up to RUB 500 million payable in our ordinary shares on the third anniversary of the closing, depending on the number of qualifying taxi trips.

  Agnitum

        In December 2015, we completed the acquisition of assets and assumption of liabilities of Agnitum Ltd ("Agnitum"), an antivirus protection developer, for a cash consideration of RUB 120 million and a deferred payment of up to RUB 80 million including additional payments subject to the attainment of certain implementation and integration milestones of up to RUB 60 million payable in cash and up to RUB 20 million to be granted in restricted share units.

        A further description of the acquisitions and their accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

  Moscow Headquarters

        In February 2016, we signed a definitive agreement with Krasnaya Roza 1875 Limited, a Cypriot company ("KR1875"), pursuant to which we will issue 12,900,000 new Class A ordinary shares to KR1875 in exchange for a 100% interest in a newly-created company ("NewCo") that will hold title to the office complex in central Moscow that houses our Russian headquarters, with around 80,000 square-meters of Class A and B office space. We will also assume approximately $490 million of the NewCo's debt. The debt is denominated in U.S. dollars, bears interest at LIBOR + 6.2% and matures in 2024. KR1875 has agreed to enter into a lock-up agreement in respect of the shares it will receive for a period of 90 days from closing. The closing of the transaction remains subject to customary conditions, including completion of the legal reorganization of the ownership structure of the complex and required regulatory approvals, and is anticipated to occur in the second half of 2016.

Recent Dispositions

  Yandex.Money

        In July 2013, we completed the sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank for $59.1 million in cash. Concurrent with the sale of our interest in Yandex.Money, we formed a joint venture with Sberbank in respect of this business, which continues under the Yandex.Money brand. As a result of this sale, we deconsolidated Yandex.Money and no longer show its online payment commissions as revenue. Since July 2013, we have accounted for Yandex.Money using the equity method, and, therefore, record our share of the results of operations of the joint venture within the other income, net line in our consolidated statements of income.

Results of Operations

        The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2013	2014	2015
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	26.8	28.2	28.1
Product development	14.8	17.5	22.5
Sales, general and administrative	16.5	15.3	19.4
Depreciation and amortization	9.4	8.8	13.0
Goodwill impairment	0.0	0.0	1.0

Total operating costs and expenses	67.5	69.8	84.0

Income from operations	32.5	30.2	16.0
Interest income	4.3	1.7	2.9
Other income, net	5.5	12.4	3.8

Income before income taxes	42.3	44.3	22.7
Provision for income taxes	8.2	10.8	6.5

Net income	34.1%	33.5%	16.2%

        Our consolidated operating margin has decreased from 32.5% in 2013 to 30.2% in 2014 and 16.0% in 2015. The decrease in 2014 compared with 2013 was primarily due to increases in traffic acquisition costs paid to our partners in the Yandex ad network each year as a percentage of our total revenues and to increases in rent expenses attributable to additional office space we began leasing in Moscow in May 2014 and to the fact that rent for our Moscow headquarters is U.S. dollar-denominated. The decrease in 2015 compared with 2014 was primarily due to increases in depreciation and amortization as a percentage of our total revenues reflecting investments in servers and data centers made in 2014 and 2015, and to increases in our rent expenses attributable to further appreciation of the U.S. dollar in 2015 compared to 2014, as well as to salary increases we implemented in early 2015.

        The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB)
Revenues
Search and Portal	37,039	47,920	55,905
E-commerce	2,810	2,889	3,400
Classifieds	327	539	894
Taxi	112	327	984
Experiments	179	337	441
Eliminations	(965)	(1,245)	(1,832)

Total revenues	39,502	50,767	59,792

Operating costs and expenses
Search and Portal	24,289	31,435	40,706
E-commerce	807	1,053	1,776
Classifieds	114	277	764
Taxi	56	110	848
Experiments	1,418	2,327	3,850
Eliminations	(965)	(1,245)	(1,832)

Total operating costs and expenses	25,719	33,957	46,112

Adjusted operating income
Search and Portal	12,750	16,485	15,199
E-commerce	2,003	1,836	1,624
Classifieds	213	262	130
Taxi	56	217	136
Experiments	(1,239)	(1,990)	(3,409)
Eliminations	—	—	—

Total adjusted operating income	13,783	16,810	13,680

        Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising. Operating costs and expenses of reportable segments exclude share-based compensation expense, goodwill impairment, amortization of acquisition-related intangible assets and compensation expense related to contingent consideration.

  Revenues

        The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2013		2014		2015
	RUB	% of Revenues	RUB	% of Revenues	RUB	% of Revenues
	(in millions of RUB, except percentages)
Advertising revenues(1):
Text-based advertising:
Yandex websites	27,584	69.8%	35,228	69.4%	40,243	67.3%
Yandex ad network websites	7,885	20.0	11,410	22.5	14,506	24.3

Total text-based advertising	35,469	89.8	46,638	91.9	54,749	91.6
Display advertising:
Yandex websites	3,185	8.1	3,034	6.0	2,856	4.8
Yandex ad network websites	194	0.4	475	0.9	605	1.0

Total display advertising	3,379	8.5	3,509	6.9	3,461	5.8

Total advertising revenues	38,848	98.3	50,147	98.8	58,210	97.4
Online payment commissions(2)	394	1.0	—	—	—	—
Other revenues	260	0.7	620	1.2	1,582	2.6

Total revenues	39,502	100.0%	50,767	100.0%	59,792	100.0%

(1)
We record revenue net of VAT, commissions, bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions, bonuses and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

(2)
In connection with our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank, we ceased recording online payment commissions as revenues as of July 2013 and now account for Yandex.Money using the equity method. See "Recent Dispositions."

        Advertising revenues.    Total advertising revenues increased by RUB 8,063 million, or 16.1%, from 2014 to 2015 and by RUB 11,299 million, or 29.1%, from 2013 to 2014. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and fluctuations in average cost-per-click paid by our advertisers. As a result of the current macroeconomic environment in Russia, we do not expect the rate of advertising revenue growth in 2016 to be higher than in 2015.

        Paid clicks on our own websites together with those of our Yandex ad network partners increased 12% from 2014 to 2015 and 29% from 2013 to 2014. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased 5% from 2014 to 2015 and 2% from 2013 to 2014.

        During the periods under review, the year-over-year rates of change in paid clicks and average cost-per-click on a quarterly basis were as follows:

Quarter	Year-over-year growth in paid clicks, %	Year-over-year growth in cost-per-click, %
First Quarter 2013	18	14
Second Quarter 2013	29	5
Third Quarter 2013	50	(5)
Fourth Quarter 2013	52	(7)
First Quarter 2014	49	(5)
Second Quarter 2014	36	2
Third Quarter 2014	19	8
Fourth Quarter 2014	18	3
First Quarter 2015	12	2
Second Quarter 2015	12	1
Third Quarter 2015	15	3
Fourth Quarter 2015	10	12

        The rate of change in paid clicks and average cost-per-click, and their correlation with the rate of increase in our revenues, may fluctuate from period to period based on such factors as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

        Display advertising revenues.    Display advertising revenues accounted for approximately 5.8% of total revenues in 2015, compared with 6.9% in 2014 and 8.5% in 2013. According to AKAR, the display advertising market in Russia decreased 2% in 2015 compared with 2014, while text-based advertising market continued to grow. These differently directed trends in display and text-based advertising market development led our display advertising revenues to decrease as a percentage of our total revenues in 2015. We expect display advertising revenues to be impacted more significantly than text-based ad revenues by the current economic environment as advertisers tend to prefer more easily measured text-based advertising.

        Online payment commissions.    Online payment commissions accounted for 1.0% of total revenues in 2013 and nil in 2014 and 2015, reflecting our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013, following which we no longer record Yandex.Money's online payment commissions as revenue. We concurrently formed a joint venture with Sberbank with respect to the Yandex.Money business and now account for Yandex.Money using the equity method of accounting.

        Other revenues.    Other revenues principally represent commissions for providing information services related to our Yandex.Taxi service and sublease revenues. Other revenues more than doubled in each of the periods under review due to the development of paid non-advertising services such as our Yandex.Taxi service.

        Revenues by reportable segment.    Our revenues attributable to the Search and Portal segment increased by RUB 7,985 million, or 16.7%, from 2014 to 2015 and by RUB 10,881 million, or 29.4%, from 2013 to 2014. The growth in this segment's revenues is in line with the growth in our overall advertising revenues. Search and Portal revenues accounted for approximately 93.5% of total revenues in 2015, compared with 94.4% in 2014 and 93.8% in 2013.

        Our revenues attributable to the E-commerce segment increased by RUB 511 million, or 17.7%, from 2014 to 2015 and by RUB 79 million, or 2.8%, from 2013 to 2014. E-commerce revenues accounted for approximately 5.7% of total revenues in 2015 and 2014, compared with 7.1% in 2013. The decrease of this segment's share in total revenues in 2015 and 2014 compared with 2013 is primarily due to impact of the macroeconomic environment in Russia following the significant depreciation of the Russian ruble and increased competition in the industry.

        Our revenues attributable to the Classifieds segment increased by RUB 355 million, or 65.9%, from 2014 to 2015 and by RUB 212 million, or 64.8%, from 2013 to 2014. Classifieds revenues accounted for approximately 1.5% of total revenues in 2015, compared with 1.1% in 2014 and 0.8% in 2013. The increase of this segment's share in total revenues in 2015 compared with 2014 is primarily due to effect of revenues from Auto.ru, which was acquired in August 2014.

        Our revenues attributable to the Taxi segment increased by RUB 657 million, or 200.9%, from 2014 to 2015 and by RUB 215 million, or 192.0%, from 2013 to 2014. Taxi revenues accounted for approximately 1.6% of total revenues in 2015, compared with 0.6% in 2014 and 0.3% in 2013. The increase of this segment's share in total revenues in 2015 compared with 2014 is primarily due to organic growth in the business and effect of revenues from RosTaxi, which was acquired in January 2015.

        Our revenues attributable to the Experiments category increased by RUB 104 million, or 30.9%, from 2014 to 2015 and by RUB 158 million, or 88.3%, from 2013 to 2014. Experiments revenues were primarily related to Media Services and remained flat at approximately 0.7% of total revenues in 2014 and 2015, compared with 0.5% in 2013.

  Operating Costs and Expenses

        Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses; depreciation and amortization expense; and goodwill impairment. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms and as a percentage of revenues in the near term; see "—Key Trends Impacting Our Results of Operations".

        Cost of revenues.    Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our text-based and display ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of Yandex browser toolbars or search bars installed.

        The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 24% of our distribution costs in 2014 and 2015, and 28% in 2013. The Opera agreement also provides for a 12-month "revenue tail" period should that agreement be terminated.

        Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

        The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	5,377	7,520	8,981
Traffic acquisition costs related to distribution partners	2,473	3,556	3,760
Total traffic acquisition costs	7,850	11,076	12,741
as a percentage of revenues	19.9%	21.8%	21.3%
Other cost of revenues	2,756	3,260	4,069
as a percentage of revenues	7.0%	6.4%	6.8%
Total cost of revenues	10,606	14,336	16,810
as a percentage of revenues	26.8%	28.2%	28.1%

        Cost of revenues increased by RUB 2,474 million, or 17.3%, from 2014 to 2015, primarily due to a RUB 1,665 million increase in traffic acquisition costs, and by RUB 3,730 million, or 35.2%, from 2013 to 2014, primarily due to an increase of RUB 3,226 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network, both for our text-based and our display advertising, increased by RUB 1,461 million from 2014 to 2015 and by RUB 2,143 million from 2013 to 2014, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period, with the principal driver of the increase in 2014 being our agreement to power paid search on Mail.ru starting from July 1, 2013. In addition, the amounts paid to our distribution partners increased by RUB 204 million from 2014 to 2015 and by RUB 1,083 million from 2013 to 2014 due to growth in our existing distribution relationships, as well as the addition of new distribution partners. As a percentage of total revenues, traffic acquisition costs increased from 19.9% in 2013 to 21.8% in 2014 and slightly decreased to 21.3% in 2015, as a result of change in the partner mix. While total traffic acquisition costs increased, network partner traffic acquisition costs as a percentage of network partner revenues decreased to 59.4% in 2015 compared with 63.3% in 2014 and 66.6% in 2013, and distribution traffic acquisition costs as a percentage of text-based revenues from our own sites slightly decreased compared with 2014, and made 9% of text-based revenue in 2015 compared to 10% in 2014, and 9% in 2013.

        Other cost of revenues increased by RUB 809 million, or 24.8%, from 2014 to 2015, primarily due to an increase of RUB 301 million in content acquisition and costs for outsourced services, RUB 252 million of rent and utilities costs related mainly to our Moscow premises, and RUB 189 million in personnel costs other than share-based compensation expense and RUB 67 million in additional share-based compensation expense.

        In 2014, other cost of revenues increased by RUB 504 million compared to 2013, primarily due to an increase of RUB 227 million in personnel costs other than share-based compensation expense, RUB 254 million in content acquisition and costs for outsourced services, RUB 119 million of rent and utilities costs related mainly to our Moscow premises and RUB 40 million in additional share-based compensation expense. The increases in 2014 were partly offset by the absence of the cost of online payment commissions and other cost of revenues related to Yandex.Money of RUB 136 million starting from July 2013.

        The slower increase in personnel costs from 2014 to 2015 compared to prior years is primarily a result of a decrease in our headcount that is allocated to cost of revenues, which increased from 387 as of December 31, 2013 to 461 as of December 31, 2014, and then decreased to 418 as of December 31, 2015.

        We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in traffic acquisition, content and data center costs, but will remain flat as a percentage of revenues in the near term, excluding the effect of Red Rose acquisition as described below. The primary drivers of increases in our future traffic acquisition costs are the increase of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website, partly offset by the change in the mix of Yandex ad network partners to partners with more favorable terms. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue-sharing obligations or, alternatively, in less favorable revenue-sharing arrangements as result of increased competition for these arrangements with existing and potential new partners.

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

        The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Product development expenses	5,827	8,842	13,421
as a percentage of revenues	14.8%	17.5%	22.5%

        Product development expenses increased by RUB 4,579 million, or 51.8%, from 2014 to 2015, and by RUB 3,015 million, or 51.7%, from 2013 to 2014. These increases were primarily due to increases in salaries in 2014 and 2015, as well as increases in office rental costs for our Moscow headquarters, which are U.S. dollar denominated. Development personnel headcount increased from 2,924 as of December 31, 2013 to 3,329 as of December 31, 2014, and decreased to 3,286 as of December 31, 2015. As a percentage of revenues, product development expenses increased from 2014 to 2015 as well as from 2013 to 2014.

        We anticipate that product development expenses will increase in absolute terms but will not change materially as a percentage of revenues in 2016, excluding the effect of Red Rose acquisition as described below.

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

        The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Sales, general and administrative expenses	6,537	7,782	11,601
as a percentage of revenues	16.5%	15.3%	19.4%

        Sales, general and administrative expenses increased by RUB 3,819 million, or 49.1%, from 2014 to 2015 and by RUB 1,245 million, or 19.0%, from 2013 to 2014. The increase in 2015 compared to 2014 was primarily due to increases in advertising and marketing expenses, mainly in Russia and Turkey, by RUB 997 million. In addition, increased depreciation of the Russian ruble resulted in corresponding increases in allocable office rent and utilities of RUB 633 million in 2015 compared to 2014 and of RUB 340 million in 2014 compared to 2013. Personnel expenses grew RUB 546 million in 2015 compared to 2014 and RUB 547 million in 2014 compared to 2013. The slight deceleration in personnel expenses growth in the later period resulted from a decrease in sales, general and administrative headcount from 1,826 as of December 31, 2014 to 1,759 as of December 31, 2015, compared to 1,591 as of December 31, 2013.

        Additional factors contributing to the overall increase from 2014 to 2015 were RUB 381 million of certain one-off allowances we provided for in 2015, an increase of RUB 361 million in share-based compensation expense, RUB 340 million in professional services, RUB 155 million in other outsourced services, RUB 101 million in bank commission expenses related to Yandex.Money and other payment systems, and RUB 107 million in provision for doubtful accounts.

        Additional factors contributing to the overall increase from 2013 to 2014 were RUB 132 million in bank commission expenses as we started to record commissions for online payments processing by Yandex.Money in July 2013, RUB 105 million in business travel expenses partially driven by the geographical expansion of our business, RUB 71 million in share-based compensation expense, and RUB 53 million in recruiting and training expenses.

        We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms and as a percentage of revenues in 2016 excluding the effect of Red Rose acquisition as described below, as we continue to invest into promotion of our products and services. These increases will relate primarily to increased advertising and marketing expenses.

        Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

        The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Depreciation and amortization expense	3,695	4,484	7,791
as a percentage of revenues	9.4%	8.8%	13.0%

        Depreciation and amortization expense increased by RUB 3,307 million, or 73.8%, from 2014 to 2015 and by RUB 789 million, or 21.4%, from 2013 to 2014. The increases in absolute terms for 2015 as compared to 2014 and for 2014 as compared to 2013 were primarily due to RUB 2,506 million and RUB 313 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUB 330 million and RUB 310 million increases, respectively, in amortization expense related to technologies and licenses not related to business acquisitions, RUB 167 million and RUB 16 million increases, respectively, in depreciation expense related to buildings, and RUB 48 million in both years in depreciation expense related to office furniture and equipment. In 2015 compared to 2014, the increase in absolute terms was also attributable to a RUB 260 million increase in amortization expense related to acquisition-related intangible assets. The increases in depreciation and amortization expense for these categories were the result of capital expenditures in 2013, 2014 and 2015, material depreciation of the Russian ruble as our capital expenditures are mostly U.S. dollar denominated and the acquisitions of new businesses, including KinoPoisk in October 2013, Auto.ru in August 2014 and RosTaxi in January 2015.

        We anticipate that depreciation and amortization expense will increase in absolute terms and as a percentage of revenues in the near term as we continue to invest in our technology infrastructure and in business acquisitions. Further depreciation of the Russian ruble may also result in a material increase in our capital expenditures and respective depreciation and amortization.

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

        The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Share-based compensation expense	754	1,210	2,718
Share-based compensation expense as a percentage of revenues	1.9%	2.4%	4.5%

        Share-based compensation expense increased by RUB 1,508 million, or 124.6%, from 2014 to 2015, because of new equity-based awards granted in 2014 and 2015 and material depreciation of the Russian ruble, as share-based compensation expense is denominated in U.S. dollars. The share-based compensation expense for 2015 includes RUB 192 million related to Business Unit Equity Awards as described in the note 14 to our consolidated financial statements.

        Share-based compensation expense increased by RUB 456 million, or 60.5%, from 2013 to 2014, primarily because of new equity-based awards granted in 2013 and 2014.

        We anticipate that share-based compensation expense will increase in absolute terms and as a percentage of revenues in the near term because of new equity-based awards and depreciation of the Russian ruble.

        Goodwill impairment.    The goodwill impairment recorded in 2015 of RUB 576 million relates to KinoPoisk and was a result of our annual goodwill impairment test. The impairment was a result of a combination of factors, including adverse changes in the business climate in Russia subsequent to the acquisition, higher than expected competition in the Russian online media services sector and the resulting decrease in the projected operating results.

        Operating costs and expenses by reportable segments.    Our operating costs and expenses attributable to the Search and Portal segment increased by RUB 9,271 million, or 29.5%, from 2014 to 2015 and by

RUB 7,146 million, or 29.4%, from 2013 to 2014. These increases were primarily due to increases in depreciation and amortization expense and allocable office rent and utilities, as well as personnel expenses and traffic acquisition costs.

        Our operating costs and expenses attributable to the E-commerce segment increased by RUB 723 million, or 68.7%, from 2014 to 2015 and by RUB 246 million, or 30.5%, from 2013 to 2014. These increases were primarily due to increases in personnel expenses and advertising and marketing expenses.

        Our operating costs and expenses attributable to the Classifieds segment increased by RUB 487 million, or 175.8%, from 2014 to 2015 and by RUB 163 million, or 143.0%, from 2013 to 2014. These increases were primarily due to increases in personnel expenses and allocable office rent and utilities resulting from increases in salary over the periods as we continue to invest in the development of the service. With respect to 2015 compared to 2014, an additional factor contributing to the overall increase was an increase of RUB 193 million in advertising and marketing expenses.

        Our operating costs and expenses attributable to the Taxi segment increased by RUB 738 million, or 670.9%, from 2014 to 2015 and by RUB 54 million, or 96.4%, from 2013 to 2014. With respect to 2015 compared to 2014, the primary factor contributing to the overall increase was an increase of RUB 506 million in advertising and marketing expenses. These increases were also due to increases in personnel expenses and allocable office rent and utilities resulting from increases in salary over the periods as we continue to invest in the development of the service.

        Our operating costs and expenses attributable to the Experiments category increased by RUB 1,523 million, or 65.4%, from 2014 to 2015 and by RUB 909 million, or 64.1%, from 2013 to 2014. These increases were primarily due to increases in personnel expenses and allocable office rent and utilities resulting from increases in salary over the periods as we continue to invest in the development of the service, as well as depreciation and amortization expense. With respect to 2015 compared to 2014, an additional factor contributing to the overall increase was an increase of RUB 206 million in advertising and marketing expenses and RUB 381 of certain allowances recognized in 2015.

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

        Interest income, net increased from RUB 856 million in 2014 to RUB 1,744 million in 2015, principally as a result of investing more of our cash from operating activities in Russia, where our investments earn significantly higher returns comparing with the Netherlands, which was compensated partly by interest expense of RUB 1,293 million representing coupon and amortization of debt discount and issuance costs related to our convertible notes issued in December 2013.

        Interest income, net decreased from RUB 1,717 million in 2013 to RUB 856 million in 2014, as a result of recording interest expense of RUB 1,091 million representing coupon and amortization of debt discount and issuance costs related to our convertible notes.

  Other Income, Net

        Our other income net primarily consists of foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non-operating gains and losses, including gains from the sale of equity securities/subsidiaries, gains from repurchases of convertible notes and gains and losses from investments in equity securities.

        The following table presents the components of our other income, net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Foreign exchange gains	139	6,553	1,903
Gain from sale of equity securities/subsidiaries	2,137	—	—
Gain from repurchases of convertible debt	—	548	310
Impairment of investments in equity securities	—	(700)	—
Other	(117)	(105)	46
Total other income, net	2,159	6,296	2,259
Total other income, net, as a percentage of revenues	5.5%	12.4%	3.8%

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. In 2013 we recorded in our primary Russian subsidiary as other income, net a RUB 127 million gain. In 2014 and 2015, because of the material depreciation of the ruble, we recorded foreign exchange gain of RUB 6,518 million and RUB 1,835 million, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward re-valuations of the ruble equivalent of these U.S. dollar-denominated monetary assets.

        In 2013, gain from the sale of equity securities/subsidiaries primarily consisted of a RUB 2,035 million gain from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013. In 2014, we repurchased $150 million in principal amount of our outstanding convertible notes for $131.1 million resulting in a gain of RUB 548 million. Also in 2014, we recorded an impairment on our minority equity investment in Blekko Inc. of RUB 700 million. In 2015, we repurchased $119.4 million in principal amount of our outstanding convertible notes for $102.3 million resulting in a gain of RUB 310 million.

        Items recognized as "Other" in "Other income, net" include gains and losses from investments in equity securities, changes in the fair value of derivative instruments and other non-operating gains and losses.

  Provision for Income Taxes

        The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB, except percentages)
Provision for income taxes	3,239	5,455	3,917
Effective tax rate	19.4%	24.3%	28.8%

        Our provision for income taxes decreased by RUB 1,538 million from 2014 to 2015 and increased by RUB 2,216 million from 2013 to 2014, primarily as a result of changes in taxable income.

        Our effective tax rate increased by 4.5 percentage points from 2014 to 2015. Our effective tax rate was higher in 2015 than in 2014 primarily due to the effects of goodwill impairment, certain allowances recognized in 2015, as well as an increase in share-based compensation expense, all of which are non-deductible. Adjusted for the one-off effects and share-based compensation expense, our effective tax rate would have been 22.7% and 23.0% in 2015 and 2014, respectively.

        Our effective tax rate increased by 4.9 percentage points from 2013 to 2014. Our effective tax rate was higher in 2014 than in 2013 primarily because in the first quarter of 2014 we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that we considered will not be permanently reinvested in Russia. Adjusted for this tax, our effective tax rate for 2014 would have been 22.2%.

        See "Critical Accounting Policies, Estimates and Assumptions—Tax Provisions" for additional information about our provision for income taxes.

        A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2015. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

        Both seasonal fluctuations in internet usage and seasonality in advertising expenditures have affected, and are likely to continue to affect, our business. Internet usage and advertising expenditures generally slow down during the summer months, and increase significantly in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.

        Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statements of income. As a result, our quarterly results of operations have been and will likely continue to be affected by the impact of foreign currency fluctuations on our reported results of operations, particularly changes in the value of the U.S. dollar as compared to the Russian ruble.

        Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
	(in millions of RUB)
Consolidated statements of income data:
Revenues	10,885	12,158	13,057	14,667	12,339	13,920	15,439	18,094
Operating costs and expenses:
Cost of revenues(1)	3,332	3,427	3,570	4,007	3,713	3,982	4,318	4,797
Product development(1)	2,004	2,079	2,086	2,673	3,347	3,300	3,168	3,606
Sales, general and administrative(1)	1,762	1,907	1,810	2,303	2,303	2,568	2,618	4,112
Depreciation and amortization	1,069	1,114	1,095	1,206	1,490	1,874	2,152	2,275
Goodwill impairment	—	—	—	—	—	—	—	576

Total operating costs and expenses	8,167	8,527	8,561	10,189	10,853	11,724	12,256	15,366

Income from operations	2,718	3,631	4,496	4,478	1,486	2,196	3,183	2,728
Interest income, net	172	203	224	257	484	356	415	489
Other (expense)/income, net	668	(617)	1,070	5,175	833	(1,787)	2,076	1,137

Income before income taxes	3,558	3,217	5,790	9,910	2,803	765	5,674	4,354
Provision for income taxes	878	821	1,418	2,338	676	342	1,396	1,503

Net income	2,680	2,396	4,372	7,572	2,127	423	4,278	2,851

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

	Quarter ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	30.6	28.2	27.3	27.3	30.1	28.6	28.0	26.5
Product development(1)	18.4	17.0	16.0	18.3	27.1	23.7	20.5	19.9
Sales, general and administrative(1)	16.2	15.7	13.9	15.7	18.7	18.4	17.0	22.7
Depreciation and amortization	9.8	9.2	8.4	8.2	12.1	13.5	13.9	12.6
Goodwill impairment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.2

Total operating costs and expenses	75.0	70.1	65.6	69.5	88.0	84.2	79.4	84.9

Income from operations	25.0	29.9	34.4	30.5	12.0	15.8	20.6	15.1
Interest income	1.6	1.7	1.7	1.8	3.9	2.5	2.8	2.7
Other (expense)/income, net	6.1	(5.1)	8.2	35.3	6.8	(12.8)	13.4	6.3

Income before income taxes	32.7	26.5	44.3	67.6	22.7	5.5	36.8	24.1
Provision for income taxes	8.1	6.8	10.8	16.0	5.5	2.5	9.1	8.3

Net income	24.6%	19.7%	33.5%	51.6%	17.2%	3.0%	27.7%	15.8%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

        As of December 31, 2015, we had RUB 60,702 million ($832.9 million) in cash, cash equivalents, term deposits and short-term debt securities. Cash equivalents consist of bank deposits with original maturities of three months or less, current term deposits consist of bank deposits with original maturities of more than three months but no more than one year, and non-current term deposits are bank deposits with original maturities of more than one year. Our current investment policy permits us to hold up to 50% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars and, additionally, to accumulate U.S. dollars for repayment of our convertible debt in 2018. In order to achieve this split of our currency holdings, we currently convert a portion of the rubles received from operations, as well as from maturing deposits, into U.S. dollars. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar-denominated holdings as of December 31, 2015 accounted for approximately 56.8% of our cash, cash equivalents, term deposits and debt securities.

        The net proceeds to us in December 2013 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $593.9 million; we also received net proceeds of $89.2 million related to the exercise of the underwriters' over-allotment option in January 2014. From time to time, we repurchase and retire outstanding notes. During 2014, we repurchased and retired an aggregate of $150.0 million principal amount of the outstanding notes for $131.3 million. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million.

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

        Other than the proceeds from our convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, unused vacation and deferred tax) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2015 was approximately RUB 61,565 million ($844.7 million).

        We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. We did not provide for dividend withholding taxes on the unremitted earnings of our foreign subsidiaries in 2013 and earlier years because they were considered permanently reinvested outside of the Netherlands. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. As of December 31, 2015, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 44,451 million ($609.9 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 2,223 million ($30.5 million). See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty." We do not have any current plan to pay cash dividends on our shares in the near term.

        As of December 31, 2015, we had no outstanding indebtedness other than the convertible notes due 2018. We do not currently maintain any line of credit or other similar source of liquidity. We will assume approximately $490 million of debt at the closing of the office complex acquisition in the second half of 2016, part of which we intend to repay immediately following the closing. Accordingly, our cash, cash equivalents, term deposits and short-term debt securities balances will decrease significantly and our indebtedness will increase by the remaining part of the assumed debt. The debt is due in 2024 and bears an interest rate of LIBOR + 6.2%.

  Cash Flows

        In summary, our cash flows were:

	Year ended December 31,
	2013	2014	2015
	(in millions of RUB)
Net cash provided by operating activities	14,705	15,546	19,576
Net cash used in investing activities	(710)	(28,589)	(11,676)
Net cash provided by/(used in) financing activities	11,461	(11,707)	(6,023)
Effect of exchange rate changes on cash	513	9,001	4,716

        Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, amortization of debt discount and issuance costs, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, gain from repurchases of convertible notes, impairment of investments in equity securities, goodwill impairment and the effect of changes in working capital.

        Cash provided by operating activities increased by RUB 4,030 million from 2014 to 2015. This increase was primarily due to an increase in net cash from operations before changes in working capital of RUB 1,970 million and an increase of RUB 2,060 million in cash provided by changes in working capital. Cash provided by working capital was RUB 329 million in 2015 and increased between the periods primarily due to significant decreases in prepaid expenses and other assets, principally arising from a decrease in interest receivable accrued.

        From 2013 to 2014, cash provided by operating activities increased by RUB 841 million, and was due to an increase of RUB 1,831 million in net cash receipts from operations before changes in working capital, partially offset by an investment in working capital of RUB 990.

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

  Cash used in investing activities.

        Cash used in investing activities in 2015 decreased by RUB 16,913 million compared to 2014 as a result of decreases in investments into term deposits (net of repayments) of RUB 10,845 million and in cash paid for acquisitions of new businesses of RUB 5,962 million, an increase in proceeds from maturities of debt securities of RUB 2,851 million and the amount of cash placed in escrow of RUB 714 million primarily related to contingent compensation payable to the sellers of Auto.ru and KitLocate in 2014, which was partially compensated by increases in capital expenditures of RUB 3,366 million. Cash paid for acquisitions of businesses in 2015, net of cash acquired, primarily consists of cash paid for RosTaxi in January 2015 and for Agnitum in December 2015. Investments in debt securities consist of cash paid to purchase credit-linked notes.

        Cash used in investing activities in 2014 increased by RUB 27,879 million compared to 2013 as a result of increases of investments in term deposits (net of proceeds) of RUB 9,763 million, in capital expenditures of RUB 4,743 million and of investments in debt securities of RUB 2,546 million and cash placed in escrow of RUB 656 million related to contingent compensation payable to the sellers of Auto.ru and KitLocate, offset by decreases in proceeds from maturities of debt securities of RUB 4,394 million, in proceeds from the sale of non-marketable equity securities of RUB 1,903 million, and in the amount of cash paid for acquisitions of new businesses of RUB 3,922 million. Cash paid for acquisitions of businesses in 2014, net of cash acquired, primarily consists of cash paid for Auto.Ru in August 2014. Investments in debt securities consist of cash paid to purchase Russian corporate bonds and Russian government bonds.

        Our total capital expenditures were RUB 13,045 million in 2015 and RUB 9,679 million in 2014. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment. We also incurred significant capital expenditures in 2014 and 2015 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2016 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

  Cash provided by/used in financing activities.

        For 2015, cash outflow from financing activities was RUB 6,023 million, reflecting RUB 6,096 million used to repurchase our outstanding convertible notes and RUB 124 million of payment for contingent consideration, partly offset by proceeds of RUB 168 million from share option exercises.

        For 2014, cash outflow from financing activities was RUB 11,707 million, reflecting RUB 8,423 million used to fund our open market share repurchase program and RUB 6,414 million to repurchase our outstanding convertible notes (partly offset by RUB 2,981 million of proceeds from the additional issuance of our outstanding convertible notes in January 2014), RUB 42 million used for the payment of convertible debt issuance costs along with proceeds of RUB 191 million from share option exercises.

Off-Balance Sheet Items

        We do not currently engage in off-balance sheet financing arrangements, and do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Through 2016	2017 through 2018	2019 through 2020	Thereafter
	(in millions of RUB)
Long-term principal debt obligations	30,654	—	30,654	—	—
Interest payments	1,035	345	690	—	—
Long-term operating lease obligations	27,142	4,912	10,018	10,419	1,793
Data centers related purchase obligations	553	499	54	—	—
Other purchase obligations	6,731	2,263	1,926	1,770	772
Payments related to business acquisitions	1,512	837	675	—	—

Total contractual obligations	67,627	8,856	44,017	12,189	2,565

        The table above presents our long-term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services and obligations related to repayment of our convertible notes due 2018. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2015. All amounts shown include value added tax, where applicable. See "Item 10: Additional Information—Material Contracts" for a description of our planned acquisition of our Moscow headquarters complex.

Critical Accounting Policies, Estimates and Assumptions

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

  Share-Based Compensation Expense

        We estimate the fair value of share options and share appreciation rights (together, "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share- Based Awards for grants made in the years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013	2014
Expected life of the awards (years)	5.44 - 7.04	5.52 - 7.04
Expected annual volatility	49%	38%
Risk-free interest rate	1.77%	1.85%
Expected dividend yield	—	—

        No share options or SARs grants were made for the year ended December 31, 2015.

        To determine the expected option term, we use the "simplified method" as allowed under the SEC's accounting guidance, which represents the weighted- average period during which our awards are expected to be outstanding.

        With respect to price volatility, for 2013 grants we used the historical volatility of our publicly reported share price, for 2014 grants we use the future volatility of our share prices implied by our convertible debt prices cross-checked with the historical volatility of our publicly reported share price.

        We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the grant date.

        We did not declare any dividends with respect to 2013, 2014 or 2015 and do not have any plans to pay dividends in the near term. We therefore use an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2013 and 2014.

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

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2015, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Risks Related to Doing Business and Investing in Russia and the Other Countries in which We Operate—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

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

  Recognition and Impairment of Goodwill and Intangible Assets

        The FASB authoritative guidance requires us to recognize the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of the future results of operations of such businesses. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management.

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

Recently Adopted Accounting Pronouncements

        Effective January 1, 2015, we adopted the FASB accounting standards update (ASU) on reporting discontinued operations and disclosures of disposals of components of an entity. This update changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. Under the new guidance, a discontinued operation is defined as: (i) a disposal of a component or group of components that is disposed of or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity's operations and financial results or (ii) an acquired business or nonprofit activity that is classified as held for sale on the date of acquisition. The standard states that a strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The adoption of these amendments did not have a material impact on our consolidated balance sheet or results of operations.

        Effective September 30, 2015, we early adopted an ASU on simplification of the accounting for measurement-period adjustments. The new guidance requires the cumulative impact of measurement period adjustments, including the impact on prior periods, to be recognized in the reporting period in which the adjustment is identified. The adoption of this ASU did not have a material impact on our consolidated balance sheet or results of operations. In 2015, we recorded measurement period adjustment to decrease goodwill in the amount of RUB 283 million and to increase intangible assets and deferred tax liabilities in the amount of RUB 352 million and RUB 69 million, respectively (note 4 to our consolidated financial statements).

        Effective December 31, 2015, we early adopted an ASU that requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability. The new standard was applied on a retrospective basis. The adoption of this ASU did not have a material impact on our consolidated balance sheet or results of operations. As of December 31, 2014, unamortized debt issuance cost was RUB 202 million, including RUB 48 million and RUB 154 million recorded in prepaid expenses and long-term prepaid expenses in the consolidated balance sheets, accordingly.

        Effective December 31, 2015, we early adopted an ASU that requires that deferred tax liabilities and assets be classified as noncurrent on a company's balance sheet and applied it on a retrospective basis. The adoption of this ASU did not have a material impact on our consolidated balance sheet or results of operations. As of December 31, 2014 previously reported current deferred tax assets were RUB 180 million and current deferred tax liabilities were RUB 5 million.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents, term deposits and short-term debt securities held in Russia amounted to RUB 23,711 million and RUB 15,523 million as of December 31, 2015 and 2014, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 1,819 million and RUB 2,226 million in 2015 and 2014, respectively.

        Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, as is customary in the Russian real estate market, the majority of our rent expenses, currently including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, can also be materially affected by changes in the dollar-ruble and euro-ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2014 and 2015, the ruble equivalents of these U.S. dollar-denominated expenditures increase and negatively impact our net income and cash flows.

        The lease of our Moscow headquarters currently entails outstanding commitments of approximately RUB 25,797 million as of December 31, 2015. The rent under these leases is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble, although we are not protected from any potential appreciation. The landlord's protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re-measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the statements of income. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2015, we would have recognized additional foreign exchange losses before tax of RUB 8 million in 2015. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2015, we would have recognized additional foreign exchange gains before tax of RUB 4 million in 2015.

        Following the closing of our proposed acquisition of the office complex that houses our Moscow headquarters expected in the second half of 2016, our pre-existing Moscow headquarters lease relationships will be effectively settled. Accordingly, we will cease to re-measure the fair value of embedded derivative and record any change in fair value as foreign exchange gains or losses in our consolidated income statement. At the same time, since we will assume approximately $490 million of U.S. dollar denominated debt at the transaction closing, we may be subject to additional foreign currency exchange fluctuations. It is impracticable at this time to quantify the foreign currency effect of this transaction as it would be dependent on the date of the transaction closing, the amount of debt repaid at the time of closing and the final terms of the ownership structure of the complex at closing.

        The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2013, 2014 and 2015 are included as a foreign currency translation adjustment recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUB 10,160 million and RUB 9,406 million as of December 31, 2015 and 2014, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUB 552 million and RUB 1,926 million in 2015 and 2014, respectively.

        Subsequent to December 31, 2015, the Russian ruble remained highly volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2015 was RUB 72.8827 to $1.00 and, during the period from December 31, 2015 to March 17, 2016, the exchange rate of the Russian ruble appreciated to RUB 71.0256 to $1.00. The lowest rate reached during this period was RUB 83.5913 to $1.00 as of January 22, 2016. The highest rate reached during this period was RUB 70.1542 to $1.00 as of March 15, 2016.

  Interest Rate Risk

        We had cash, cash equivalents and term deposits of RUB 57,787 million and held debt securities of RUB 2,915 million as of December 31, 2015. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents, term deposits and debt securities balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

        In December 2013, we issued and sold $600.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. In January 2014, we issued and sold an additional $90.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. During 2014, we repurchased and retired $150 million in aggregate principal amount of the outstanding notes. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. We carry the convertible notes at face value less unamortized discount and debt issuance costs on our balance sheet. The fair value of the notes changes when the market price of our shares or interest rates fluctuate.

Item 6.    Directors, Senior Management and Employees.

        The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Alfred Fenaughty	89	2017	2000	Chairman and Non-Executive Director
Arkady Volozh	52	2017	2000	Executive Director and Chief Executive Officer
John Boynton	50	2018	2000	Non-Executive Director
Esther Dyson	64	2018	2006	Non-Executive Director
Elena Ivashentseva	49	2017	2000	Non-Executive Director
Rogier Rijnja	53	2016	2013	Non-Executive Director
Charles Ryan	48	2016	2011	Non-Executive Director
Alexander Voloshin	59	2016	2010	Non-Executive Director
Herman Gref	52	2017	2014	Non-Executive Director
Alexander Shulgin	38	N/A	2010	Chief Operating Officer
Gregory Abovsky	39	N/A	2014	Chief Financial Officer

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

        Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Mr. Volozh left his position as CEO at CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

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

        Ms. Dyson has been a non-executive director since 2006. Ms. Dyson is the executive founder of HICCup, a US non-profit dedicated to the production of health and the demonstration of its financial feasibility through a five-community project called the Way to Wellville. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also sits on the board of Luxoft, another IT company of Russian origin. She started her career as a fact-checker for Forbes

Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies Epam, Ostrovok, TerraLink, UCMS and Zingaya. In the U.S., she sits on the boards of 23andMe, Meetup, Voxiva, XCOR Aerospace and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She earned a B.A. in economics from Harvard University.

        Ms. Ivashentseva has been a non-executive director since 2000. Ms. Ivashentseva is a partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok structured and led the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru-Net B.V.), in which a Baring Vostok fund is the founder and largest shareholder. Since 2000, Ms. Ivashentseva has managed the investment in Yandex on behalf of Internet Search Investments Limited. She is also a member of the board of Ozon, Enforta, Centre for Financial Technologies, and InfiNet Wireless Ltd., and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ-listed Russian television broadcaster, and other portfolio companies of Baring Vostok. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master's degree in finance and accounting from the London School of Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

        Mr. Rijnja has been a non-executive director since May 2013. He is an independent consultant, and served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam Stock Exchange, from 2011 to February 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). He was previously the director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Mr. Rijnja held several positions at Apple between 1989 and 1996 in the Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in the Netherlands.

        Mr. Ryan has been a non-executive director since May 2011. A finance professional with 27 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

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

        To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors.

        The aggregate cash compensation paid or accrued in 2015 for members of our management team (a total of 20 persons), as a group, was RUB 514 million ($7.1 million).

        In May 2011, we granted each of our non-executive directors an option to acquire 28,000 Class A shares at the initial public offering price of $25.00 per share, effective on the closing of our initial public offering. Such options vested over a four-year period. In May 2013, we granted to a new non-executive director an option to acquire 28,000 Class A shares at a price of $27.74 per share. In May 2014, we granted a new non-executive director an option to acquire 28,000 Class A shares at a price of $33.09 per share.

        In February 2016, the Company's Board of Directors approved an offer to the non-executive directors of the Company of an opportunity to exchange up to 224,000 of their outstanding options for RSUs based on an exchange ratio of 2:1. The replacement RSUs will be subject to an additional 12 months vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs will be permitted for a 12 month period starting the date of exchange which is anticipated to occur in the first half of 2016.

        In May 2015, our Compensation Committee and Board approved grants of further equity awards to the members of our Board. Each member was granted 14,000 restricted shares units. In addition, the chairman was granted an additional 14,000 restricted shares units; each member of the audit committee and compensation committee (other than the committee chairmen) was granted an additional 2,000 restricted shares units; and the each chairmen of such committees was granted an additional 5,000 restricted share units. Such awards vest over four years, with 25% vesting in May 2016 and the remainder vesting quarterly over the following three years.

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

Employees

        The following table indicates the composition of our workforce as of December 31 each year indicated:

	2013	2014	2015
Russia	4,312	5,020	4,970
Other	590	596	493
Total	4,902	5,616	5,463

	2013	2014	2015
Product development	2,924	3,329	3,286
Sales, general and administration	1,591	1,826	1,759
Cost of sales	387	461	418
Total	4,902	5,616	5,463

        We also typically employ several hundred contract workers on a part-time basis, and the numbers of such contract workers generally vary in line with the numbers of full-time staff.

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

        Exercise price and term of equity awards.    The exercise price of options or measurement price of share appreciation rights awards is the average closing price per Class A share on the NASDAQ Global Select Market on the 20 trading days immediately following the grant date. Restricted share unit awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee's relationship with us has not terminated.

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

        Equity Award Exchange.    In April 2015, we offered certain of our employees the opportunity to exchange outstanding share appreciation rights awards for new restricted share unit awards. As a result of recent economic and market conditions, the value of our Class A shares has fluctuated significantly in recent periods and we believed that restricted share unit awards would provide a better incentive for our employees in these conditions. Each eligible employee was therefore given the opportunity to exchange outstanding share appreciation rights awards for restricted share unit awards on a two-for-one basis (two share appreciation rights for one restricted share unit), subject to longer vesting and exercisability terms. In particular, such replacement awards vest over a five-year period, compared with the four-year vesting term of the original share appreciation rights awards. A total of 14 employees, including our Chief Operating Officer and Chief Financial Officer, participated in the offer, exchanging a total of 1,663,750 share appreciation rights for a total of 831,875 restricted share units.

        In July and September 2015, we completed additional exchanges of outstanding share appreciation rights awards for new restricted share unit awards based on an exchange ratio of 2:1. In all but one instance, the exchanges were effected for non-senior employees and the replacement restricted share units are subject to the same vesting schedule as was in place for the replaced share appreciation rights awards. An exchange was also offered to and accepted by one senior employee; in this case the replacement restricted share units were granted on the condition that vesting be reset to begin as of January 1, 2016.

        As a result of the exchanges, a total of 42 employees exchanged an aggregate of 256,850 share appreciation rights for an aggregate of 128,426 restricted share units during the third quarter of 2015.

Item 7.    Major Shareholders and Related Party Transactions.

        The following table contains information concerning each of our directors and members of our senior management and each shareholder known by us to beneficially own more than five percent of each class of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.

        The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of March 1, 2016. The percentage of beneficial ownership is based on 273,945,528 Class A shares and 45,597,969 Class B shares outstanding as of March 1, 2016. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as at March 1, 2016
	Class A Shares		Class B Shares		Total Percentage
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	By Voting Power(1)	By Number of Shares
Directors and Senior Management:
Arkady Volozh	0	—	34,459,684	75.57%	47.21%	10.78%
Alfred Fenaughty(2)	28,000	*	1,400,000	3.07%	1.92%	*
John Boynton(3)	711,600	*	0	—	*	*
Esther Dyson(4)	188,000	*	0	—	*	*
Elena Ivashentseva(5)	3,025,085	1.10%	0	—	*	*
Rogier Rijnja(6)	19,250	*	0	—	*	*
Charles Ryan(7)	457,892	*	0	—	*	*
Alexander Voloshin(8)	78,000	*	0	—	*	*
Herman Gref(9)	12,250	*	0	—	*	*
Alexander Shulgin(10)	219,500	*	0	—	*	*
Gregory Abovsky(11)	44,300	*	0	—	—	*
All current directors and senior management as a group (11 persons)(12)	4,783,877	1.75%	35,859,684	78.64%	49.78%	12.72%
Principal Shareholders:
Baillie Gifford & Co.(13)	22,308,791	8.14%	0	—	3.06%	6.98%
Capital Research Global Investors(14)	18,341,000	6.70%	0	—	2.51%	5.74%
Vladimir Ivanov	9,512,491	3.47%	3,318,884	7.28%	5.85%	4.02%
Total shares held by directors, management and 5% holders	54,946,159	20.06%	39,178,568	85.92%	61.20%	29.46%

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

(2)
Consists of 1,400,000 Class B shares held by the Alfred and Riqueza Fenaughty Revocable Living Trust, the beneficiaries of which include Mr. Fenaughty or members of his family, and 28,000 Class A shares subject to an option that is currently exercisable. Excludes 30,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016

(3)
Includes (a) 291,400 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 325,000 Class A shares held by the John W. Boynton Trust of 2006, (c) 67,200 Class A shares held by The Diomedes Foundation, a charitable organization and (d) 28,000 Class A shares subject to an option that is currently exercisable. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 21,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016.

(4)
Includes 28,000 Class A shares subject to an option held by Ms. Dyson that is currently exercisable (see note 12), and excludes 16,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016.

(5)
Includes 2,744,279 Class A shares held by BC&B Holdings B.V. ("BC&B") and 28,000 Class A shares subject to an option held by BC&B that is currently exercisable (see note 12), and excludes 16,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016. These equity awards were granted to BC&B, which holds the equity awards on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is a senior partner of Baring Vostok Capital Partners Limited, a Cypriot limited company, which is a sub-adviser to Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey, which acts as the investment advisor with respect to the investment by Baring Vostok Private Equity Funds in BC&B. Ms. Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 252,806 Class A shares held by Caldwell Associated Inc., a company controlled by Ms. Ivashentseva.

(6)
Consists of options to purchase 19,250 Class A shares held by Mr. Rijnja, that are exercisable within 60 days after March 1, 2016, and excludes options to purchase 8,750 Class A shares and 16,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016 (see note 12).

(7)
Includes 429,892 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly and 28,000 Class A shares subject to an option that is currently exercisable (see note 12), and excludes 19,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016.

(8)
Includes 78,000 Class A shares subject to options held by Mr. Voloshin that are currently exercisable (see note 12), and excludes 14,000 restricted share units in respect of Class A shares that are not exercisable within 60 days after March 1, 2016.

(9)
Consists of options to purchase 12,250 Class A shares held by Mr. Gref that are exercisable within 60 days after March 1, 2016, and excludes our priority share, held by Sberbank, and excludes options to purchase 15,750 Class A shares and 14,000 restricted share units held by Mr. Gref that are not exercisable within 60 days after March 1, 2016 (see note 12).

(10)
Consists of options to purchase 142,000 Class A shares and 77,500 restricted share units held by Mr. Shulgin that are exercisable within 60 days after March 1, 2016. Excludes 272,500 restricted share units held by Mr. Shulgin that are not exercisable within 60 days after March 1, 2016.

(11)
Consists of 44,300 restricted share units held by Mr. Abovsky that are exercisable within 60 days after March 1, 2016. Excludes 240,625 restricted share units held by Mr. Abovsky that are not exercisable within 60 days after March 1, 2016.

(12)
Includes options to purchase 391,500 Class A shares and 121,800 restricted share units that are exercisable within 60 days after March 1, 2016. Excludes 673,125 restricted share units and options to acquire 24,500 shares that are not exercisable within 60 days after March 1, 2016. In February 2016, our Board and Compensation Committee approved an offer to the members of our Board to exchange outstanding options to purchase an aggregate of 224,000 Class A shares for restricted share units, at a ratio of two-for-one, subject to an additional one year of vesting. We anticipate that such offer will be made during the second quarter of 2016.

(13)
The number of shares reported is based solely on the Schedule 13G filed by Baillie Gifford & Co. on February 11, 2016. Such Schedule 13G states that the securities reported as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

(14)
The number of shares reported is based solely on the Schedule 13G filed by Capital Research Global Investors on February 12, 2016. Capital Research Global Investors is a division of Capital Research and Management Company ("CRMC") and is deemed to be the beneficial owner of the shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

  Holdings by U.S. Shareholders

        As of March 1, 2016, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) and there were three holders of record of Class B shares located in the United States, together holding in the aggregate approximately 97% and 3% of our outstanding Class A and B shares by number, respectively, representing in the aggregate approximately 38% of our outstanding shares by voting power.

Related Party Transactions

Shareholders' Agreement

        Shareholders holding an aggregate of approximately 59 million Class A and Class B shares, representing approximately 59% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

        Demand registration rights.    Shareholders party to the agreement together holding approximately 46 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters' discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F-3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

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

  Relationship with Sberbank

        Sberbank is a major financial institution and the largest savings bank in the Russian Federation. Approximately 51% of its voting shares are held by the Central Bank of the Russian Federation. Herman Gref, the Chief Executive Officer and Chairman of the Executive Board of Sberbank, is a member of our Board of Directors.

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

        Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013, we retained a non-controlling interest and significant influence over Yandex.Money's business. We continue to use Yandex.Money for payment processing and sublease to Yandex.Money part of our premises. The amount of revenues from subleasing and other services was RUB 78 million and RUB 91 million ($1.2 million) for the years ended December 31, 2014 and 2015, respectively. The amount of fees for online payment commissions was RUB 125 million and RUB 143 million ($2.0 million) for the years ended December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the amount of receivables related to payment processing was RUB 46 million and RUB 27 million ($0.4 million), respectively. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers and suppliers.

  Advisory Fees; Lending Arrangements

        In December 2015, we engaged Sberbank CIB, an affiliate of Sberbank, as our financial advisor in connection with our proposed acquisition of a legal entity that will hold title to the office complex in central Moscow in which our Russian headquarters are located. Pursuant to this engagement, we have paid Sberbank CIB advisory fees of $0.2 million, and have agreed to pay a success fee at closing of $3.6 million.

        Sberbank is the current lender to the office complex we are acquiring. We anticipate that the aggregate amount of indebtedness of that complex to Sberbank at closing will be approximately $490 million. The indebtedness bears interest at LIBOR +6.2% and matures in 2024.

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

        The following table sets forth the high and low closing sale prices on the NASDAQ Global Select Market for our Class A ordinary shares for (1) the five most recent years, (2) each quarter of the two most recent full financial years and any interim period, and (3) the most recent six months.

	High		Low
Annual Highs and Lows	$		$
2015		20.90		10.18
2014		44.22		16.82
2013		43.15		20.07
2012		27.30		16.66
2011 (from May 24)		38.84		16.95
Quarterly Highs and Lows
First Quarter 2016 (through March 17)		15.41		11.80
Fourth Quarter 2015		17.51		10.73
Third Quarter 2015		15.78		10.18
Second Quarter 2015		20.90		14.84
First Quarter 2015		18.42		14.12
Fourth Quarter 2014		28.62		16.82
Third Quarter 2014		35.01		27.80
Second Quarter 2014		35.64		24.00
First Quarter 2014		44.22		28.75
Monthly Highs and Lows
March 2016 (through March 17)		15.41		13.58
February 2016		13.64		12.50
January 2016		15.41		11.80
December 2015		16.37		14.40
November 2015		17.51		15.17
October 2015		16.10		10.73
September 2015		13.32		10.30

        On March 17, 2016, the closing sale price per share on the NASDAQ Global Select Market was $15.41.

        In June 2014, our Class A ordinary shares were admitted to trading on Moscow Exchange (MOEX) and are currently listed in the Listing A Level 1, top quotation list on MOEX, under the symbol "YNDX".

        The following table sets forth the high and low closing sale prices on MOEX for our Class A ordinary shares for (1) the each quarter of the most recent full financial years and any interim period, and (2) the most recent six months.

	High	Low
	RUB	RUB
Annual Highs and Lows
2015	1,177.00	694.00
2014 (from July 1)	1,283.00	991.00
Quarterly Highs and Lows
First Quarter 2016 (through March 17)	1,133.90	912.50
Fourth Quarter 2015	1,147.00	704.00
Third Quarter 2015	903.00	694.00
Second Quarter 2015	1,091.00	842.00
First Quarter 2015	1,177.00	866.00
Fourth Quarter 2014	1,283.00	991.00
Third Quarter 2014	1,230.00	1,032.00
Monthly Highs and Lows
March 2016 (through March 17)	1,032.00	978.50
February 2016	1,072.00	974.50
January 2016	1,133.90	912.50
December 2015	1,147.00	984.40
November 2015	1,129.90	980.00
October 2015	1,016.00	704.00
September 2015	862.00	694.00

        On March 17, 2016, the closing sale price per share on Moscow Exchange was RUB 1,032.00.

Item 10.    Additional Information.

Memorandum and Articles of Association

        We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012, May 22, 2013 and May 22, 2015.

Material Contracts

  Convertible debt

        We issued and sold $690 million in aggregate principal amount of 1.125% convertible senior notes due 2018, to qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933, as amended, in transactions closing December 17, 2013, and January 14, 2014.

        In connection with the offering of the notes, we entered into an Indenture, dated December 17, 2013, with the Bank of New York Mellon, a New York banking corporation, as trustee, which includes the terms and conditions upon which the notes are to be authenticated, issued and delivered. The notes are convertible into cash, Class A shares of Yandex or a combination of cash and Class A shares, at our election, based on an initial conversion rate of 19.4354 Class A shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $51.45 per Class A share, subject to adjustment on the occurrence of certain events. Prior to June 15, 2018, the notes are convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date of the notes.

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

        The net proceeds from the convertible note offering were approximately $683 million, after deducting the initial purchasers' discount and estimated offering expenses.

        In 2014 and 2015, we repurchased an aggregate of $269.4 million principal amount of the convertible notes for an aggregate of $233.4 million in the open market.

  Framework Agreement with Krasnaya Roza 1875 Limited

        On February 19, 2016, we entered into a framework agreement with Krasnaya Roza 1875 Limited, a Cypriot company, or KR 1875, for the acquisition of certain buildings in the Krasnaya Roza office complex in central Moscow, in which the Russian headquarters of the Yandex group are located.

        The complex is spread across approximately 4 hectares and includes 7 buildings with approximately 80,000 square-meters of office space, about two thirds of which is currently occupied by the Yandex group. We will continue to lease a portion of the space to third-party tenants in the medium-term, while securing access to additional space for long-term growth as the Yandex group expands.

        CJSC "Krasnaya Roza 1875", a Russian joint stock company and a wholly-owned subsidiary of KR 1875 Limited, is the current owner of the office complex. Prior to the closing of the transaction, the current owner will be reorganized in order to spin off and create a newly formed joint stock company that will hold title to the portion of the office complex that is the subject of the transaction.

        Before the transaction closes, the newly spun-off company will also assume the entire existing indebtedness of CJSC "Krasnaya Roza 1875" under a facility with Sberbank, in an amount of approximately $490 million.

        Under the framework agreement, we will issue 12,900,000 new Class A ordinary shares to KR 1875 in exchange for all of the issued and outstanding shares in the newly spun-off company. The agreement provides for certain cash adjustments if the new company's financial indebtedness or net asset value are different from agreed targets.

        KR 1875 has agreed to a lock-up of the shares to be issued to it for a period of 90 days from the date of the closing of the transaction, subject to limited exceptions. We will receive a first ranking pledge over 1,500,000 of the shares issued as security for certain warranty and indemnity obligations of KR 1875. The Agreement provides the Subscriber with certain piggy-back registration rights.

        We can terminate the Agreement at any time before closing, subject to reimbursing to KR 1875 a proportion of the costs it incurs in relation to the spin-off of the new company. KR 1875 can terminate the framework agreement before closing if there is a material breach of the warranties given by Yandex in the agreement. Under the agreement, KR 1875 is required to pay us a $20 million termination fee if:

  (i)
  we terminate the agreement where:

  •
  within 200 days from the date of the agreement, certain closing conditions have not been fulfilled (other than as a result of a breach by Yandex),

    •
    an event has occurred after the date of the agreement that, were the warranties of KR 1875 to be repeated at such time, would render any of the warranties untrue or inaccurate and represent a loss exceeding $10 million,

    •
    a circumstance has occurred that, were closing to have occurred, would have been likely to lead to Yandex having an indemnity claim in an amount exceeding $10 million, or

    •
    KR 1875 commits a material breach of certain provisions of the agreement; and

  (ii)
  within six months of such termination KR 1875 sells a material part of the office complex to be acquired by Yandex to a third party.

        The warranty and indemnity obligations of KR 1875 under the framework agreement are subject to customary thresholds, caps and time limitations.

        The transaction is subject to customary closing conditions, including applicable regulatory approvals in Russia. Subject to satisfaction of such conditions, the parties anticipate that closing will occur in the second half of 2016.

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

Non-residents of the Netherlands (including but not limited to U.S. holders)

        The following is a description of the material Dutch tax consequences to a holder of Class A shares who is not treated as a resident of the Netherlands for purposes of Dutch taxation (a "Non-Resident of the Netherlands") and who is considered to be a resident of (i) Aruba, Curacao or St. Maarten under the provisions of the Tax Convention for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), (ii) Bonaire, St. Eustatius or Saba under the provisions of the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland); or (iii) a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country. Such holder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of the Netherlands, the Tax Arrangement for the country of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

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

        Under the Internal Revenue Code, qualified dividends received by certain non-corporate U.S. holders (i.e. individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations" to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a qualified foreign corporation under the Internal Revenue Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to Class A shares that meet the minimum holding period and other requirements are expected to be treated as "qualified dividend income." However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates, except to the extent that they are taxable otherwise if we are a passive foreign investment company as described below.

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

        Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2014 and 2015 tax years. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not expect to be a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder's holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder's holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

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

Item 15.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

        The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2015. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company's disclosure controls and procedures as of December 31, 2015, the company's chief executive officer and chief financial officer concluded that, as of such date, the company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2015. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2015, our internal control over financial reporting was effective.

        No change in the company's internal control over financial reporting occurred during the fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by ZAO Deloitte & Touche CIS, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the internal control over financial reporting of Yandex N.V. and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2015 of the Company and our report dated March 21, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 21, 2016

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

	2014	2015
	(RUB in million)
Audit Fees(1)	25.8	35.5
Audit Related Fees(2)	15.6	4.0
Tax Fees(3)	1.4	9.2
All Other Fees	—	—

Total Fees	42.8	48.7

(1)
Audit fees for 2014 and 2015 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre-Approval Policies for Non-Audit Services

        In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved all of the non-audit services performed for us by Deloitte & Touche during 2015.

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

YANDEX N.V.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2016, expressed an unqualified opinion on the Company's internal control over financial reporting.

        Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 21, 2016

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles ("RUB") and U.S. dollars ("$"), except share and per share data)

	As of December 31,
	Notes	2014	2015	2015
		RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	5	17,645	24,238	332.6
Term deposits		5,863	15,150	207.9
Investments in debt securities	5	3,124	2,915	40.0
Accounts receivable, net	5	3,703	5,586	76.6
Prepaid expenses		1,508	1,505	20.6
Other current assets	5	3,736	3,835	52.6

Total current assets		35,579	53,229	730.3
Property and equipment, net	8	14,195	20,860	286.2
Intangible assets, net	9	5,337	5,988	82.2
Goodwill	9	8,920	8,581	117.7
Long-term prepaid expenses		1,436	1,488	20.5
Restricted cash, non-current	5	932	533	7.3
Term deposits, non-current		25,663	18,399	252.4
Investments in non-marketable equity securities	5	871	1,122	15.4
Deferred tax assets	10	56	226	3.1
Other non-current assets	5	1,605	1,392	19.1

TOTAL ASSETS		94,594	111,818	1,534.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5	5,053	6,994	96.0
Taxes payable		2,930	2,800	38.4
Deferred revenue		1,808	1,875	25.7

Total current liabilities		9,791	11,669	160.1
Convertible debt	11	26,123	27,374	375.6
Deferred tax liabilities	10	1,464	1,552	21.3
Other accrued liabilities		1,480	1,126	15.4

Total liabilities		38,858	41,721	572.4
Commitments and contingencies	12
Shareholders' equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 71,870,411 and 61,295,523, and Class C: 71,870,411 and 61,295,523); shares issued (Class A: 267,970,405 and 282,161,148, Class B: 62,051,348 and 47,895,605, and Class C: 8,919,063 and 12,000,000, respectively); shares outstanding (Class A: 255,592,322 and 271,356,566, Class B: 62,051,348 and 47,895,605, and Class C: nil)	13	182	75	1.0
Treasury shares at cost (Class A: 12,378,083 and 10,804,582)	13	(14,179)	(12,531)	(171.9)
Additional paid-in capital		16,192	17,257	236.8
Accumulated other comprehensive income	2, 5	1,023	3,099	42.5
Retained earnings		52,518	62,197	853.4

Total shareholders' equity		55,736	70,097	961.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		94,594	111,818	1,534.2

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2013	2014	2015	2015
		RUB	RUB	RUB	$
Revenues	15	39,502	50,767	59,792	820.4
Operating costs and expenses:
Cost of revenues(1)		10,606	14,336	16,810	230.6
Product development(1)		5,827	8,842	13,421	184.1
Sales, general and administrative(1)		6,537	7,782	11,601	159.3
Depreciation and amortization		3,695	4,484	7,791	106.9
Goodwill impairment	4,9	—	—	576	7.9

Total operating costs and expenses		26,665	35,444	50,199	688.8

Income from operations		12,837	15,323	9,593	131.6
Interest income, net		1,717	856	1,744	23.9
Other income, net	5	2,159	6,296	2,259	31.0

Income before income taxes		16,713	22,475	13,596	186.5
Provision for income taxes	10	3,239	5,455	3,917	53.7

Net income		13,474	17,020	9,679	132.8

Net income per Class A and Class B share:
Basic	3	41.25	53.30	30.39	0.42

Diluted	3	40.27	52.27	29.90	0.41

Weighted average number of Class A and Class B shares outstanding:
Basic	3	326,657,778	319,336,782	318,541,887	318,541,887
Diluted	3	334,571,212	325,610,277	323,713,437	323,713,437

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	61	101	168	2.3
Product development	435	780	1,860	25.5
Sales, general and administrative	258	329	690	9.5

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2013	2014	2015	2015
		RUB	RUB	RUB	$
Net income		13,474	17,020	9,679	132.8
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		1,027	(1,019)	2,076	28.5
Reclassification translation adjustment, net of tax of nil	5	54	—	—	—

Foreign currency translation adjustment, net of tax of nil		1,081	(1,019)	2,076	28.5

Total other comprehensive income / (loss)		1,081	(1,019)	2,076	28.5

Total comprehensive income		14,555	16,001	11,755	161.3

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Years ended December 31,
	Notes	2013	2014	2015	2015
		RUB	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		13,474	17,020	9,679	132.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		3,132	3,480	6,197	85.0
Amortization of intangible assets		563	1,004	1,594	21.9
Amortization of debt discount and issuance costs		24	811	967	13.3
Share-based compensation expense		754	1,210	2,718	37.3
Deferred income taxes		(197)	115	(188)	(2.6)
Foreign exchange gains		(139)	(6,553)	(1,903)	(26.1)
Gain from sale of equity securities/subsidiaries		(2,137)	—	—	—
Impairment of investment in equity securities		—	700	—	—
Goodwill impairment		—	—	576	7.9
Gain from repurchases of convertible debt		—	(548)	(310)	(4.3)
Other		(28)	38	(83)	(1.1)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(966)	(714)	(1,763)	(24.2)
Prepaid expenses and other assets		(1,301)	(3,069)	888	12.2
Accounts payable and accrued liabilities		1,195	1,817	1,160	15.9
Deferred revenue		401	235	44	0.6
Assets held for sale		(156)	—	—	—
Liabilities related to assets held for sale		86	—	—	—

Net cash provided by operating activities		14,705	15,546	19,576	268.6

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment		(4,936)	(9,679)	(13,045)	(179.0)
Proceeds from sale of property and equipment		—	132	95	1.3
Acquisitions of businesses, net of cash acquired	4	(2,438)	(6,360)	(398)	(5.5)
Investments in non-marketable equity securities		(14)	(45)	(110)	(1.5)
Proceeds from sale of equity securities	4	2,023	120	—	—
Investments in debt securities		—	(2,546)	(2,564)	(35.2)
Proceeds from maturity of debt securities		4,969	575	3,426	47.0
Investments in term deposits		(11,450)	(17,157)	(41,760)	(573.0)
Maturities of term deposits		11,290	7,234	42,682	585.6
Loans granted		(279)	(207)	(60)	(0.7)
Escrow cash deposit	4	125	(656)	58	0.8

Net cash used in investing activities		(710)	(28,589)	(11,676)	(160.2)

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options		439	191	168	2.3
Proceeds from issuance of convertible debt	11	19,719	2,981	—	—
Repurchases of convertible debt	11	—	(6,414)	(6,096)	(83.6)
Payment of debt issuance costs	11	(179)	(42)	—	—
Repurchases of ordinary shares		(8,518)	(8,423)	—	—
Payment for contingent consideration		—	—	(124)	(1.7)
Other		—	—	29	0.4

Net cash provided by/(used in) financing activities		11,461	(11,707)	(6,023)	(82.6)

Effect of exchange rate changes on cash and cash equivalents		513	9,001	4,716	64.7

Net change in cash and cash equivalents		25,969	(15,749)	6,593	90.5
Cash and cash equivalents at beginning of period		7,425	33,394	17,645	242.1

Cash and cash equivalents at end of period		33,394	17,645	24,238	332.6

Supplemental disclosure of cash flow information:				—	—
Cash paid for income taxes		2,944	4,544	4,861	66.7
Cash paid for acquisitions	4	2,481	6,567	398	5.5
Interest paid		—	307	322	4.4
Non-cash investing activities:
Change in accounts payable for property and equipment		193	643	(162)	(2.2)
Non-cash consideration for purchase of equity securities	4	112	—	—	—
Fair value of contingent consideration included in purchase price at acquisition	4	—	165	341	4.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share Issued and Outstanding		Ordinary Shares Issued and Outstanding
							Accumulated Other Comprehensive Income/(Loss)
					Treasury shares at cost	Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount					Total
		RUB		RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2013	1	—	327,760,082	445	—	13,617	961	22,024	37,047

Share-based compensation expense	—	—	—	—	—	754	—	—	754
Exercise of share options (Note 14)	—	—	4,494,804	1	—	439	—	—	440
Class B shares conversion	—	—	—	(204)	—	204	—	—	—
Repurchases of shares (Note 13)	—	—	(8,599,377)	—	(8,518)	—	—	—	(8,518)
Reissue of shares for options exercised	—	—	—	—	1,632	(1,632)	—	—	—
Issuance of convertible debt	—	—	—	—	—	2,319	—	—	2,319
Foreign currency translation adjustment, including reclassification	—	—	—	—	—	—	1,081	—	1,081
Net income	—	—	—	—	—	—	—	13,474	13,474

Balance as of December 31, 2013	1	—	323,655,509	242	(6,886)	15,701	2,042	35,498	46,597

Share-based compensation expense	—	—	—	—	—	1,210	—	—	1,210
Exercise of share options (Note 14)	—	—	1,434,480	1	—	188	—	—	189
Class B shares conversion	—	—	—	(61)	—	61	—	—	—
Repurchases of shares (Note 13)	—	—	(7,446,319)	—	(8,436)	—	—	—	(8,436)
Reissue of shares for options exercised	—	—	—	—	1,143	(1,143)	—	—	—
Issuance of convertible debt	—	—	—	—	—	442	—	—	442
Repurchase of convertible debt	—	—	—	—	—	(312)	—	—	(312)
Windfall tax benefit	—	—	—	—	—	45	—	—	45
Foreign currency translation adjustment	—	—	—	—	—	—	(1,019)	—	(1,019)
Net income	—	—	—	—	—	—	—	17,020	17,020

Balance as of December 31, 2014	1	—	317,643,670	182	(14,179)	16,192	1,023	52,518	55,736

Share-based compensation expense	—	—	—	—	—	2,718	—	—	2,718
Exercise of share options (Note 14)	—	—	1,608,501	—	—	166	—	—	166
Class B shares conversion	—	—	—	(107)	—	107	—	—	—
Reissue of shares for options exercised	—	—	—	—	1,648	(1,648)	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(307)	—	—	(307)
Windfall tax benefit	—	—	—	—	—	29	—	—	29
Foreign currency translation adjustment	—	—	—	—	—	—	2,076	—	2,076
Net income	—	—	—	—	—	—	—	9,679	9,679

Balance as of December 31, 2015	1	—	319,252,171	75	(12,531)	17,257	3,099	62,197	70,097

Balance as of December 31, 2015, $		—		1.0	(171.9)	236.8	42.5	853.4	961.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

  Foreign Currency Translation

        The functional currency of the Company's parent company is the U.S. dollar. The functional currency of the Company's operating subsidiaries is generally the respective local currency. The

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income, net in the accompanying consolidated statements of income.

  Convenience Translation

        Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 72.8827 to $1.00, the prevailing exchange rate as of December 31, 2015. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

        Approximately half of the Company's revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients. Accounts receivable are typically unsecured and are primarily derived from revenues earned from customers located in the Russian Federation.

        No individual customer or groups of affiliated customers represented more than 10% of the Company's revenues or accounts receivable in 2013, 2014 and 2015.

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents, debt securities and term deposits. The primary focus of the Company's treasury strategy is to preserve capital and meet liquidity requirements.

        The Company's treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. To manage the risk exposure, the Company maintains its portfolio of investments in a variety of term deposits, highly-rated debt instruments issued by financial institutions and money market funds.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

        Advertising sales commissions and bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 3,171, RUB 3,594 and RUB 4,113 ($56.4) in 2013, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Other Revenue

        The Company's other revenue primarily consists of commissions for providing information services related to the Company's Yandex.Taxi service. The Company recognizes other revenue in the period the services are provided to the users.

  Cost of Revenues

        Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners ("distribution partners") who distribute the Company's products or otherwise direct search queries to the Company's websites. These amounts are primarily based on revenue-sharing arrangements with ad network members and distribution partners. Traffic acquisition costs are expensed as incurred. Cost of revenues also includes expenses associated with the operation of the Company's data centers, including personnel costs, rent, utilities and bandwidth costs; as well as content acquisition costs.

  Product Development Expenses

        Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company's search engine and other Company's websites and technology platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff.

        Software development costs, including costs to develop software products, are expensed before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the periods presented.

  Advertising and Promotional Expenses

        The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2013, 2014 and 2015, promotional and advertising expenses totaled approximately RUB 1,708, RUB 1,741 and RUB 2,738 ($37.6), respectively.

  Government Funds Contributions

        The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a regressive rate (from 30% to 10% in 2013 and 2014 and from 30% to 15% in 2015) based on the annual compensation of each employee. These contributions are expensed as incurred.

  Share-Based Compensation

        The Company grants share options, share appreciation rights ("SARs"), restricted share units ("RSUs") and business unit equity awards (together, "Share-Based Awards") to its employees and consultants.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company estimates the fair value of share options, SARs and business unit equity awards that are expected to vest using the Black-Scholes-Merton ("BSM") pricing model and recognizes the fair value on a straight-line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying share on the dates of grant.

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

        Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award ("modification awards"). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever is higher for each reporting period.

        The Company uses the "with and without" approach in determining the order in which tax attributes are utilized. As a result, the Company only recognizes a tax benefit from Share-Based Awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.

  Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry-forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as non-current.

        Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, management consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

        The tax benefits of uncertain income tax positions are recognized in the financial statements if it is more likely than not that they will be sustained on audit by the tax authorities, including resolution of related appeals or litigation processes, if any.

        These tax benefits are measured as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

        The Company recognizes interest and penalties related to unrecognized income tax benefits within the provision for income taxes line in the consolidated statements of income. Accrued interest and penalties are included within the other accrued liabilities, non-current and accounts payable and accrued liabilities lines on the balance sheet together with the unrecognized income tax benefits.

  Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2013, 2014 and 2015 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's legal entities domiciled outside of Russia from these entities' functional currencies into Russian rubles.

        Accumulated other comprehensive income of RUB 1,023 as of December 31, 2014 and RUB 3,099 ($42.5) as of December 31, 2015 solely comprises cumulative foreign currency translation adjustment.

  Fair Value of Financial Instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, restricted cash, investments in debt and equity securities, accounts receivable, loans to employees, accounts payable, accrued liabilities and convertible debt. The carrying amounts of cash and cash equivalents, short-term deposits, current restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of those instruments.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

  Investments in Debt Securities

        As the Company has both the positive intent and the ability to hold debt securities to maturity, the Company's investments in debt securities are classified as held to maturity and are measured and presented at amortized cost, except for credit-linked notes (Notes 5, 7), which are measured and presented at fair value. The interest related to investments in debt securities is reported as a part of interest income, net in the consolidated statements of income.

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

  Investments in Equity Securities

        Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the other income, net line on the consolidated statements of income. Investments in the non-marketable stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in non-marketable equity securities line on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

        Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	3.0 years
Infrastructure systems	3.0 - 10.0 years
Office furniture and equipment	3.0 years
Buildings	10.0 - 20.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	3.0 - 5.0 years

        Land is not depreciated.

        Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

  Goodwill and Intangible Assets

        Goodwill represents the excess of purchase consideration over the Company's share of fair value of the net assets of acquired businesses. During the measurement period, which may be up to one year from the acquisition date, the Company may prospectively apply adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Goodwill is not subject to amortization but is tested for impairment at least annually.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The quantitative impairment test is performed by comparing the carrying value of each reporting unit's net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit's carrying amount is greater than its fair value, then a second step is performed whereby the portion of the fair value that relates to the reporting unit's goodwill is compared to the carrying value of that goodwill. The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds its implied fair value. The Company did not recognize any goodwill impairment for the years ended December 31, 2013 and 2014. In 2015, the Company recognized goodwill impairment in the amount of RUB 576 ($7.9) related to KinoPoisk acquisition (Notes 4 and 9).

        The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1 to 10 years, with a weighted-average life of 5.5 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.0 - 10.0 years
Customer relationships	5.0 - 10.0 years
Patents and licenses	6.8 - 7.1 years
Non-compete agreements	2.0 - 5.0 years
Trade names and domain names	7.0 - 10.0 years
Workforce	4.0 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

  Impairment of Long-lived Assets Other Than Goodwill

        The Company evaluates the carrying value of long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. When such a determination is made, management's estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount by which the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

  Reclassifications

        Certain reclassifications have been made to prior period amounts in consolidated balance sheets and consolidated statements of cash flows to conform to the current period presentation. The Company reclassified technologies and licenses not related to business acquisitions of RUB 2,912 from property and equipment to intangible assets in the consolidated balance sheet as of December 31, 2014. The Company also reclassified amortization expenses related to these technologies and licenses in consolidated statements of cash flows for the years ended December 31, 2013 and 2014 from depreciation and amortization of property and equipment to amortization of intangible assets in the amounts of RUB 452 and RUB 762, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recently Adopted Accounting Pronouncements

        Effective January 1, 2015, the Company adopted the FASB accounting standards update (ASU) on reporting discontinued operations and disclosures of disposals of components of an entity that changes the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. Under the new guidance, a discontinued operation is defined as: (i) a disposal of a component or group of components that is disposed of or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity's operations and financial results or (ii) an acquired business or nonprofit activity that is classified as held for sale on the date of acquisition. The standard states that a strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The adoption of these amendments did not have a material impact on the Company's consolidated balance sheet or results of operations.

        Effective September 30, 2015, the Company early adopted an ASU on simplification of the accounting for measurement-period adjustments. The new guidance requires the cumulative impact of measurement period adjustments, including the impact on prior periods, to be recognized in the reporting period in which the adjustment is identified. The adoption of this ASU did not have a material impact on the Company's consolidated balance sheet or results of operations. In 2015, the Company recorded measurement period adjustment to decrease goodwill in the amount of RUB 283 and to increase intangible assets and deferred tax liabilities in the amount of RUB 352 and RUB 69, respectively (Note 4).

        Effective December 31, 2015, the Company early adopted an ASU that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability. The new standard was applied on a retrospective basis. The adoption of this ASU did not have a material impact on the Company's consolidated balance sheet or results of operations. As of December 31, 2014, previously reported unamortized debt issuance cost was RUB 202, including RUB 48 and RUB 154 recorded in the consolidated balance sheet as prepaid expenses and long-term prepaid expenses, respectively.

        Effective December 31, 2015, the Company early adopted an ASU that requires deferred tax liabilities and assets to be classified as noncurrent on a company's balance sheet and applied it on a retrospective basis. The adoption of this ASU did not have a material impact on the Company's consolidated balance sheet or results of operations. As of December 31, 2014, previously reported current deferred tax assets were RUB 180 and current deferred tax liabilities were RUB 5.

  Effect of Recently Issued Accounting Pronouncements

        In May 2014, the FASB issued an ASU on revenue from contracts with customers that will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Following amendments in August 2015, the guidance is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. The amendments to this guidance issued in March 2016 clarify the implementation guidance on principal versus agent considerations (reporting revenue gross versus net). The Company has not yet selected a transition method and is currently evaluating the impact of adopting this new accounting standard on its financial statements and related disclosures.

        In June 2014, the FASB issued an ASU on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period that applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2015. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In August 2014, the FASB issued an ASU on disclosure of uncertainties about an entity's ability to continue as a going concern that requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of the consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The adoption of this guidance is effective for the reporting periods ending after December 15, 2016. The Company does not expect the adoption of this update to have a material effect on its financial statements.

        In January 2015, the FASB issued an ASU on extraordinary and unusual items that eliminates from U.S. GAAP the concept of extraordinary items. The adoption of this guidance is effective for

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reporting periods beginning on or after December 15, 2015. The Company is currently evaluating the impact of the new guidance and the method of adoption.

        In February 2015, the FASB issued an ASU which changes the consolidation analysis for variable interest entities required under U.S. GAAP. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2015. The Company is currently evaluating the impact of the new guidance and the method of adoption.

        In January 2016, the FASB issued an ASU amending the guidance on the classification and measurement of financial instruments. Although the guidance retains many current requirements, it significantly revises accounting for (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The adoption of this guidance is effective for reporting periods beginning on or after December 15, 2017 with early adoption permitted for certain provisions of the ASU. The Company is currently evaluating the impact of the new guidance and the method of adoption.

        In February 2016, the FASB issued an ASU on accounting for leases which introduces a model that brings most leases on the lessee's balance sheet. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance and the method of adoption.

        In March 2016, the FASB issued an ASU on accounting for contingent put and call options in debt instruments which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. Under the amendments in this ASU an entity performing the assessment is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU should be applied on a modified retrospective basis to existing debt instruments as of the beginning of the reporting year for which the amendments are effective. The Company is currently evaluating the impact of the new guidance and the method of adoption.

        In March 2016, the FASB issued an ASU which simplifies the transition to the equity method of accounting, eliminating the requirement for retroactive adjustment of the investment upon transition to the equity method. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU should be applied prospectively to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The Company is currently evaluating the impact of the new guidance and the method of adoption.

3. NET INCOME PER SHARE

        Basic net income per Class A and Class B ordinary share for the years ended December 31, 2013, 2014 and 2015 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the "treasury stock" method.

        The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2013, 2014 and 2015, was 1,346,000, 1,558,500 and 4,652,546, respectively.

        The Company's outstanding convertible debt provides for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash and the conversion premium for Class A shares. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the years ended December 31, 2013, 2014 and 2015.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

        The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	9,674	3,800	13,300	3,720	7,992	109.7	1,687	23.1
Reallocation of net income as a result of conversion of Class B to Class A shares	3,800	—	3,720	—	1,687	23.1	—	—
Reallocation of net income to Class B shares	—	37	—	32	—	—	11	0.2

Net income, allocated for diluted	13,474	3,837	17,020	3,752	9,679	132.8	1,698	23.3
Weighted average ordinary shares outstanding—basic	234,522,372	92,135,406	249,543,232	69,793,550	263,033,597	263,033,597	55,508,290	55,508,290
Dilutive effect of:
Conversion of Class B to Class A shares	92,135,406	—	69,793,550	—	55,508,290	55,508,290	—	—
Share-Based Awards	7,913,434	3,138,966	6,273,495	1,988,808	5,171,550	5,171,550	1,258,731	1,258,731

Weighted average ordinary shares outstanding—diluted	334,571,212	95,274,372	325,610,277	71,782,358	323,713,437	323,713,437	56,767,021	56,767,021

Net income per share attributable to ordinary shareholders:
Basic	41.25	41.25	53.30	53.30	30.39	0.42	30.39	0.42

Diluted	40.27	40.27	52.27	52.27	29.90	0.41	29.90	0.41

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisitions in 2015

  RosTaxi

        In January 2015, the Company completed the acquisition of assets and assumption of liabilities of RosTaxi ("RosTaxi"), operator of a taxi fleet management application, for cash consideration of up to RUB 500 ($6.9), including a deferred payment of up to RUB 380 ($5.2), subject to successful technical integration and client base transition, and contingent consideration of up to RUB 500 ($6.9) payable in the Company's ordinary shares depending on the number of qualifying taxi trips through the third anniversary of the closing. The acquisition was accounted for as a business combination.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

        Set out below is the condensed balance sheet of RosTaxi as of January 15, 2015, reflecting an allocation of the purchase price to net assets acquired:

January 15, 2015
RUB
ASSETS:
Intangible assets	114
Deferred tax assets	77
Goodwill	224

Total assets	415

Net assets	415

Total purchase consideration	415

        The RUB 224 ($3.1) assigned to goodwill is attributable to the Taxi reportable segment and primarily arises due to specific synergies that result from convergence with the Company's technologies. Of the RUB 114 ($1.6) assigned to intangible assets, approximately RUB 93 ($1.3) relates to client relationships that will be amortized over a period of 5.0 years. The remaining RUB 21 ($0.3) assigned to intangible assets represents non-compete agreements of RUB 12 ($0.2) and software of RUB 9 ($0.1). The Company has not included in the purchase consideration the contingent payment of up to RUB 500 ($6.9) related to the number of qualifying taxi trips but instead will record it as compensation expense on a straight-line basis as the sellers complete their requisite service periods.

        The results of operations of RosTaxi for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2014 and 2015. Accordingly, no pro forma financial information is presented. The results of operations of RosTaxi did not have a material impact on the Company's results of operations for the year ended December 31, 2015.

  Agnitum

        In December 2015, the Company completed the acquisition of assets and assumption of liabilities of Agnitum Ltd ("Agnitum"), an antivirus protection developer, for cash consideration of RUB 120 ($1.6) and a deferred payment of up to RUB 80 ($1.1), including additional payments subject to the attainment of certain implementation and integration milestones of up to RUB 60 ($0.8) payable in cash and up to RUB 20 ($0.3) to be granted in the Company's RSUs. The acquisition was accounted for as a business combination.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

        Set out below is the condensed balance sheet of Agnitum as of December 11, 2015, reflecting an allocation of the purchase price to net assets acquired:

December 11, 2015
RUB
ASSETS:
Intangible assets	58
Deferred tax assets	12
Goodwill	50

Total assets	120

Net assets	120

Total purchase consideration	120

        The RUB 50 ($0.7) assigned to goodwill is attributable to the Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from convergence with the Company's browser technologies. Of the RUB 58 ($0.8) assigned to intangible assets, approximately RUB 50 ($0.7) relates to software that will be amortized over a period of 1.0 - 3.0 years. The remaining RUB 8 ($0.1) assigned to intangible assets represents domain name and trademark.

        The Company has not included in the purchase consideration the contingent cash payment of up to RUB 60 ($0.8) and contingent RSU grants up to RUB 20 ($0.3) to the sellers that are subject to attaining certain implementation and integration milestones. These will be recorded as a compensation expense on a straight-line basis as the sellers complete their requisite service periods.

        The results of operations of Agnitum for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2014 and 2015. Accordingly, no pro forma financial information is presented. The results of operations of Agnitum did not have a material impact on the Company's results of operations for the year ended December 31, 2015.

  Acquisitions in 2014

  KitLocate

        In March 2014, the Company completed the acquisition of a 100% ownership interest in KitLocate Ltd. ("KitLocate"), the developer of an energy-efficient geolocation technology for mobile devices, for a cash consideration of up to $10.2 (RUB 371 at the exchange rate as of the acquisition date), including $4.0 (RUB 145 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, up to $2.3 (RUB 84 at the exchange rate as of the acquisition date) of earn-out payments on the achievement of certain distribution milestones, and $3.9 (RUB 142 at the exchange rate as of the acquisition date) paid to an escrow account, the release of which was subject to KitLocate's founders continued employment. The Company recorded the milestones related earn-out

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

payments at the fair value of $1.5 (RUB 55 at the exchange rate as of acquisition date) as part of purchase consideration. The Company has not recorded the contingent payments related to the continued employment as purchase price consideration but instead recorded them as compensation expense as the former KitLocate's shareholders completed their requisite service periods. The Company fully settled its obligations by paying $1.9 (RUB 69 at the exchange rate as of acquisition date) for milestones related earn-out payments and releasing the escrowed amount in full in July 2015.

        Set out below is the condensed balance sheet of KitLocate as of March 12, 2014, reflecting an allocation of the purchase price to net assets acquired:

March 12, 2014
RUB
ASSETS:
Cash and cash equivalents	4
Current assets	1
Intangible assets	59
Goodwill	158

Total assets	222

LIABILITIES:
Current liabilities	4
Deferred tax liabilities	15

Net assets	203

Total purchase consideration	203

        The RUB 158 assigned to goodwill is attributable to the Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the distribution capabilities of the Company. Of the RUB 59 assigned to intangible assets, RUB 30 relates to pending patents, RUB 20 relates to software and RUB 9 to non-compete agreements.

        The results of operations of KitLocate for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of KitLocate did not have a material impact on the Company's results of operations for the year ended December 31, 2014.

  Auto.ru

        In August 2014, the Company completed the acquisition of a 100% ownership interest in Auto.ru Group ("Auto.ru"), one of the leading online auto classifieds businesses in Russia, for cash consideration of $178.4 (RUB 6,428 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, including $14.0 (RUB 504 at the exchange rate as of the acquisition date) paid into an escrow account of which half has been released to the sellers in February 2016. The remaining

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

amount in escrow will be paid to the sellers on the date falling 43 months after the completion date, assuming no warranty claims.

        The Company recorded measurement period adjustments based on its ongoing valuation and purchase price allocation procedures, which were completed during the third quarter of 2015.

        Set out below is the condensed balance sheet of Auto.ru as of August 19, 2014, reflecting preliminary and final allocation of the purchase price to net assets acquired:

	Preliminary Purchase Price Allocation	Measurement Period Adjustments	Final Purchase Price Allocation
	RUB	RUB	RUB
ASSETS:
Cash and cash equivalents	204	—	204
Current assets	36	—	36
Property and equipment	16	—	16
Intangible assets	1,400	352	1,752
Goodwill	5,168	(283)	4,885

Total assets	6,824	69	6,893

LIABILITIES:
Current liabilities	28	—	28
Non-current liabilities	80	—	80
Deferred tax liabilities	288	69	357

Net assets	6,428	—	6,428

Total purchase consideration	6,428	—	6,428

        The RUB 4,885 assigned to goodwill is attributable to the Classifieds reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company's distribution capabilities. Of the RUB 1,752 assigned to intangible assets, approximately RUB 865 relates to trade names that will be amortized over a period of 10.0 years. The remaining RUB 887 assigned to intangible assets represents customer relationships of RUB 756, website and applications of RUB 116, and portal content of RUB 15.

        The results of operations of Auto.ru for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of Auto.ru did not have a material impact on the Company's results of operations for the year ended December 31, 2014.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

  ADFOX

        In September 2014, the Company completed the acquisition of assets and assumption of liabilities constituting the business of ADFOX LLC ("ADFOX"), an advertising technology platform that provides services for planning, managing and analyzing advertising campaigns on the internet, for cash consideration of $11.3 (RUB 446 at the exchange rate as of the acquisition date), including $8.5 (RUB 336 at the exchange rate as of the acquisition date) paid upon closing of the deal and $1.4 (RUB 55 at the exchange rate as of the acquisition date) paid to the sellers on the first anniversary of the closing in the fourth quarter of 2015. The remaining balance of $1.4 (RUB 55 at the exchange rate as of the acquisition date) will be paid to the sellers on the second anniversary of the closing assuming no warranty claims. The acquisition is accounted for as a business combination.

        Set out below is the condensed balance sheet of ADFOX as of September 30, 2014, reflecting an allocation of the purchase price to net assets acquired:

September 30, 2014
RUB
ASSETS:
Property and equipment	2
Intangible assets	74
Deferred tax assets	74
Goodwill	296

Total assets	446

Net assets	446

Total purchase consideration	446

        The RUB 296 assigned to goodwill is attributable to the Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the application of the acquired technologies in the Company's business. Of the RUB 74 assigned to intangible assets, RUB 59 relates to software and website and RUB 15 relates to trade names.

        The results of operations of ADFOX for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of ADFOX did not have a material impact on the Company's results of operations for the year ended December 31, 2014.

  Other

        During the year ended December 31, 2014, the Company completed other acquisitions and purchases of intangible assets for total consideration of approximately RUB 347. In aggregate,

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

RUB 215 was attributed to intangible assets, RUB 106 was attributed to goodwill, and RUB 26 was attributed to deferred tax assets. Goodwill is attributable to the E-commerce reportable segment.

  Acquisition in 2013

  KinoPoisk

        In October 2013, the Company completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiary ("KinoPoisk"), operating the largest and most comprehensive Russian-language website dedicated to movies, television programs and celebrities, for cash consideration of $80.0 (RUB 2,577 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, including $3.0 (RUB 97 at the exchange rate as of the acquisition date) paid into an escrow account. The amount in escrow was released to the sellers on the second anniversary of the closing of the transaction in the fourth quarter of 2015.

        Set out below is the condensed balance sheet of KinoPoisk as of October 14, 2013, reflecting an allocation of the purchase price to the net assets acquired:

October 14, 2013
RUB
ASSETS:
Cash and cash equivalents	39
Current assets	59
Property and equipment	3
Intangible assets	440
Goodwill	2,140
Other non-current assets	1

Total assets	2,682

LIABILITIES:
Current liabilities	20
Deferred tax liabilities	85

Net assets	2,577

Total purchase consideration	2,577

        The RUB 2,140 assigned to goodwill is attributable to the Media Services operating segment (included in Experiments) and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the distribution capabilities and market position of the Company. Of the RUB 440 assigned to intangible assets, approximately RUB 224 relates to trade names and approximately RUB 135 relates to portal content that will be amortized over a period of 10.0 years. The remaining RUB 81 assigned to intangible assets represents website and applications (RUB 63), non-compete agreements (RUB 14) and customer relationships (RUB 4).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

  Disposal in 2013

  Yandex.Money

        In July 2013, the Company completed the sale of a 75% (less one ruble) interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUB 1,964 ($59.1 at the exchange rate as of the sale date). A gain on sale and deconsolidation of the subsidiary in the amount of RUB 2,035 was recognized as other income, net.

        The Company retained a non-controlling interest (25% plus one ruble) and significant influence over Yandex.Money's business. Accordingly, Yandex.Money's results of operations before the sale of a 75% (less one ruble) interest are classified within continuing operations and the remaining investment is accounted for under the equity method within Investments in non-marketable equity securities.

        Yandex.Money's assets held for sale and liabilities related to assets held for sale as of the date of sale consisted of the following:

July 4, 2013
RUB
Assets held for sale
Cash and cash equivalents	1,195
Term deposits	280
Funds receivable, net	192
Goodwill	378
Other	120

Total assets held for sale	2,165

Liabilities related to assets held for sale
Funds payable and amounts due to customers	1,653
Other	52

Total liabilities related to assets held for sale	1,705

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

  Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Cash	3,617	3,268	44.8
Cash equivalents:
Bank deposits	9,775	14,775	202.8
Investments in money market funds	4,253	6,195	85.0

Total cash and cash equivalents	17,645	24,238	332.6

  Accounts Receivable, Net

        Accounts receivable as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Trade receivables	3,835	5,881	80.6
Allowance for doubtful accounts	(132)	(295)	(4.0)

Total accounts receivable, net	3,703	5,586	76.6

        Movements in the allowance for doubtful accounts are as follows:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Balance at the beginning of the period	75	73	132	1.8
Charges to expenses	21	75	182	2.5
Utilization	(23)	(16)	(19)	(0.3)

Balance at the end of the period	73	132	295	4.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Other Current Assets

        Other current assets as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Interest receivable	1,811	1,277	17.5
VAT reclaimable	866	1,002	13.7
Restricted cash	565	857	11.8
Loans to employees	205	264	3.6
Other	289	435	6.0

Total other current assets	3,736	3,835	52.6

        Restricted cash as of December 31, 2014 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of KinoPoisk and KitLocate Ltd. to be released to the founders in 2015 in the amount of RUB 169 and RUB 92, respectively (Note 4) and other cash restricted on guarantee and pledge accounts for RUB 304. Restricted cash as of December 31, 2015 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of Auto.ru to be released to the founders in 2016 in the amount of RUB 510 ($7.0), pledged cash in customs in the amount of RUB 335 ($4.6) and other restricted cash in the total amount of RUB 12 ($0.2).

  Restricted Cash, Non-current

        Non-current restricted cash as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Related to the acquisition of Auto.ru (Note 4)	788	510	7.0
Related to the acquisition of KitLocate (Note 4)	119	—	—
Other	25	23	0.3

Total restricted cash, non-current	932	533	7.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Other Non-current Assets

        Other non-current assets as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Loans to employees	563	758	10.4
Loans granted	430	620	8.5
Interest receivable	332	10	0.1
VAT reclaimable	278	—	—
Other receivables	2	4	0.1

Total other non-current assets	1,605	1,392	19.1

  Investments in Debt Securities

        Investments in debt securities as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Credit-linked notes	—	2,915	40.0
Russian government bonds	567	—	—
Russian corporate bonds	2,557	—	—

Total investments in debt securities	3,124	2,915	40.0

  Investments in Non-Marketable Equity Securities

        Investments in non-marketable equity securities as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Yandex.Money (Note 4)	631	700	9.6
Other	240	422	5.8

Total investments in non-marketable equity securities	871	1,122	15.4

        The Company exercises significant influence over Yandex.Money with 25% ownership interest in the entity and accordingly accounts for its investment under the equity method. The Company records its share of the results of the investee in the amount of income of RUB 48 and income of RUB 98 ($1.3) for the years ended December 31, 2014 and 2015, respectively, within the other income, net line in the consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS (Continued)

  Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities as of December 31, 2014 and 2015 comprise the following:

	2014	2015	2015
	RUB	RUB	$
Trade accounts payable and accrued liabilities	4,449	6,015	82.5
Salary and other compensation expenses payable/accrued to employees	604	979	13.5

Total accounts payable and accrued liabilities	5,053	6,994	96.0

  Other Income, Net

        The following table presents the components of other income, net for the periods presented:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Foreign exchange gains	139	6,553	1,903	26.1
Gain from sale of equity securities/subsidiaries	2,137	—	—	—
Gain from repurchases of convertible debt	—	548	310	4.3
Impairment of investments in equity securities	—	(700)	—	—
Other	(117)	(105)	46	0.6

Total other income, net	2,159	6,296	2,259	31.0

        In the year ended December 31, 2014, the Company identified certain adverse external and internal events indicating that the decline in fair value of its investment in Blekko Inc. is now other-than-temporary and recorded an impairment charge of RUB 700 within the other income, net line on the consolidated statements of income. In the year ended December 31, 2015, the Company has disposed Blekko Inc.'s assets at a gain of RUB 46 ($0.6).

  Reclassifications Out of Accumulated Other Comprehensive Income

        Reclassifications of losses out of accumulated other comprehensive income for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Location	2013	2014	2015
		RUB	RUB	RUB	$
Foreign Currency Translation Adjustment, net of tax of nil	Other income, net	54	—	—	—

        For the year ended December 31, 2013, the reclassification resulted from the sale of a 75% less one ruble interest in the charter capital of Yandex.Money (Note 4).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

        The fair value of derivative instruments as of December 31, 2014 and 2015 is as follows:

	Balance Sheet Location	2014	2015	2015
		RUB	RUB	$
Derivative assets:
Equity purchase contracts	Investments in non-marketable equity securities	8	—	—

Total derivative assets		8	—	—

Derivative liabilities:
Foreign exchange contracts	Other accrued liabilities	37	92	1.3

Total derivative liabilities		37	92	1.3

        The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2013, 2014 and 2015 amounted to a gain of RUB 27, a loss of RUB 7 and a loss of RUB 55 ($0.8), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of financial assets and liabilities as of December 31, 2014, including those measured at fair value on a recurring basis, consisted of the following:

	Level 1	Level 2	Level 3	Total
	RUB	RUB	RUB	RUB
Assets:
Cash equivalents:
Bank deposits(1)	—	9,775	—	9,775
Investments in money market funds	4,253	—	—	4,253
Term deposits, current	—	5,863	—	5,863
Term deposits, non-current	—	24,775	—	24,775
Restricted cash	1,497	—	—	1,497
Investments in debt securities	—	3,089	—	3,089
Loans to employees	—	768	—	768
Loans granted	—	522	—	522
Derivative contracts (Notes 4, 6)(2)	—	—	8	8

	5,750	44,792	8	50,550

Liabilities:
Convertible debt	—	25,294	—	25,294
Contingent consideration(2)	—	—	85	85
Derivative contracts(2)	—	37	—	37

	—	25,331	85	25,416

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2014.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of financial assets and liabilities as of December 31, 2015, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	$
Assets:
Cash equivalents:
Bank deposits(1)	—	14,775	—	14,775	202.8
Investments in money market funds	6,195	—	—	6,195	85.0
Term deposits, current	—	15,150	—	15,150	207.9
Term deposits, non-current	—	18,455	—	18,455	253.2
Restricted cash	1,390	—	—	1,390	19.1
Investments in debt securities(2)	—	2,915	—	2,915	40.0
Loans to employees	—	1,022	—	1,022	14.0
Loans granted	—	662	—	662	9.0

	7,585	52,979	—	60,564	831.0

Liabilities:
Convertible debt	—	26,857	—	26,857	368.5
Contingent consideration(2)	—	—	407	407	5.5
Derivative contracts(2)	—	92	—	92	1.3

	—	26,949	407	27,356	375.3

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2015.

        The fair values of the Company's Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company's Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

        There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2013, 2014 and 2015.

        The total gains attributable to bank deposits and investments in money market funds amounted to RUB 1,651, RUB 1,840 and RUB 2,868 ($39.4) in 2013, 2014 and 2015, respectively. Such amounts are included in interest income, net in the consolidated statements of income.

        The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. FAIR VALUE MEASUREMENTS (Continued)

        The Company measures the fair value of investments in debt instruments carried at amortized cost, non-current term deposits and convertible debt for disclosure purposes. The carrying amounts and fair values of debt securities, non-current term deposits and convertible debt as of December 31, 2014 and 2015 were as follows:

	2014		2015
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Investments in debt securities	3,124	3,089	2,915	40.0	2,915	40.0
Term deposits, non-current	25,663	24,775	18,399	252.4	18,455	253.2
Convertible debt	(26,123)	(25,294)	(27,374)	(375.6)	(26,857)	(368.5)

Total	2,664	2,570	(6,060)	(83.2)	(5,487)	(75.3)

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

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation, as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
Servers and network equipment	14,530	25,122	344.7
Infrastructure systems	4,449	6,185	84.9
Land and buildings	3,735	4,281	58.7
Office furniture and equipment	1,323	1,493	20.5
Leasehold improvements	686	766	10.5
Other equipment	66	74	1.0
Assets not yet in use	1,480	1,048	14.4

Total	26,269	38,969	534.7
Less: accumulated depreciation	(12,074)	(18,109)	(248.5)

Total property and equipment, net	14,195	20,860	286.2

        Assets not yet in use primarily represent computer equipment, infrastructure systems and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUB 46

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

8. PROPERTY AND EQUIPMENT, NET (Continued)

and RUB 121 ($1.7) are included in assets not yet in use as of December 31, 2014 and 2015, respectively.

        Depreciation expenses related to property and equipment for the years ended December 31, 2013, 2014 and 2015 amounted to RUB 3,132, RUB 3,480 and RUB 6,197 ($85.0), respectively.

9. GOODWILL AND INTANGIBLE ASSETS, NET

        In 2015, the Company completed several business combination transactions, namely RosTaxi and Agnitum (Note 4), accounted for under the acquisition method and resulting in the recognition of RUB 274 ($3.8) of acquired goodwill. The Company has revised its goodwill related to Auto.ru acquisition (Note 4) within the measurement period for purchase price allocation from RUB 5,168 to RUB 4,885 ($67.0). The Company has also revised its goodwill allocation following the change in operating and reportable segments (Note 15) and restated the prior year disclosure to conform to the current year presentation. Reporting units for the Search and Portal, E-commerce, Classifieds and Taxi segments have been determined to be the same level as their respective segments due to the absence of regular reporting at any lower level within these segments. The changes in the carrying amount of goodwill are as follows:

	Search and Portal	E-commerce	Classifieds	Taxi	Experiments	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2014	775	—	—	—	2,140	2,915

Goodwill acquired	454	106	5,168	—	—	5,728
Goodwill disposed	(75)	—	—	—	—	(75)
Foreign currency translation adjustment	352	—	—	—	—	352

Balance as of December 31, 2014	1,506	106	5,168	—	2,140	8,920	122.4

Goodwill acquired	50	—	—	224	—	274	3.8
Goodwill measurement period adjustment	—	—	(283)	—	—	(283)	(3.9)
Goodwill impairment	—	—	—	—	(576)	(576)	(7.9)
Foreign currency translation adjustment	246	—	—	—	—	246	3.3

Balance as of December 31, 2015	1,802	106	4,885	224	1,564	8,581	117.7

        The Company recorded goodwill impairment in the amount of RUB 576 ($7.9) related to KinoPoisk acquisition (Note 4) which is the amount by which the carrying value of goodwill exceeds its implied fair value. Goodwill impairment was a result of a combination of factors, including adverse changes in the business climate in Russia subsequent to the acquisition, higher than expected competition in the Russian online media services sector and the resulting decrease in the projected operating results. Fair value was determined using cash flow projections based on financial budgets

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET (Continued)

covering a five-year period. The cash flows beyond that five-year period have been estimated based on sustainable long-term growth rates.

        Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2013, 2014 and 2015.

        Intangible assets, net of amortization, as of December 31, 2014 and 2015 consisted of the following intangible assets:

	2014			2015
	Cost	Less: Accumulated amortization	Net carrying value	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	1,181	(66)	1,115	1,129	(172)	957	13.1
Content and software	965	(385)	580	1,115	(648)	467	6.4
Customer relationships	417	(45)	372	865	(123)	742	10.3
Workforce	232	(14)	218	300	(94)	206	2.8
Patents and licenses	269	(147)	122	237	(116)	121	1.7
Non-compete agreements	26	(8)	18	41	(23)	18	0.2

Total acquisition-related intangible assets:	3,090	(665)	2,425	3,687	(1,176)	2,511	34.5

Other intangible assets:
Technologies and licenses	3,968	(1,608)	2,360	5,574	(2,644)	2,930	40.2
Assets not yet in use	552	—	552	547	—	547	7.5

Total other intangible assets:	4,520	(1,608)	2,912	6,121	(2,644)	3,477	47.7

Total intangible assets	7,610	(2,273)	5,337	9,808	(3,820)	5,988	82.2

        Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2013, 2014 and 2015 were RUB 111, RUB 242 and RUB 502 ($6.9), respectively.

        Amortization expenses of other intangible assets for the years ended December 31, 2013, 2014 and 2015 were RUB 452, RUB 762 and RUB 1,092 ($15.0), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET (Continued)

        Estimated amortization expense over the next five years and thereafter for intangible assets is as follows:

	Acquisition- related intangible assets	Other intangible assets	Total intangible assets
	RUB	RUB	RUB	$
For the year ending December 31, 2016	498	1,193	1,691	23.2
For the year ending December 31, 2017	443	847	1,290	17.7
For the year ending December 31, 2018	410	513	923	12.7
For the year ending December 31, 2019	235	289	524	7.2
For the year ending December 31, 2020	213	88	301	4.1
Thereafter	712	—	712	9.8

Total	2,511	2,930	5,441	74.7

10. INCOME TAX

        Income taxes are computed in accordance with Russian Federation and Dutch tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for 2013, 2014 and 2015.

        Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in 2013, 2014 and 2015.

        Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so-called participation exemption, dividends distributed by the Company's Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

        Provision for income taxes for the years ended December 31, 2013, 2014 and 2015 consisted of the following:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Current provision for income tax—Russia	(3,325)	(5,045)	(3,912)	(53.7)
Current provision for income tax—other	(111)	(295)	(193)	(2.6)
Deferred income tax benefit/(expense)—Russia	175	(256)	(297)	(4.1)
Deferred income tax benefit—other	22	141	485	6.7

Total provision for income taxes	(3,239)	(5,455)	(3,917)	(53.7)

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

        The components of income before income taxes for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Income before income taxes—Russia	15,716	23,393	18,232	250.2
Income/(loss) before income taxes—other	997	(918)	(4,636)	(63.7)

Total income before income taxes	16,713	22,475	13,596	186.5

        A significant majority of the Company's revenues and taxable income is generated in the Russian Federation. Yandex N.V., the Company's Dutch parent company, has no operations and primarily generates interest income and incurs corporate expenses. Therefore, the Company has reconciled its effective tax rate to its Russian statutory rate instead of to its Dutch statutory rate in the table below. The statutory Russian income tax rate reconciled to the Company's effective income tax rate is as follows for the years ended December 31, 2013, 2014 and 2015:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Expected provision at Russian statutory income tax rate of 20%	3,343	4,495	2,719	37.3
Effect of:
Tax on dividends	14	466	423	5.8
Non-deductible share-based compensation	146	229	522	7.2
Other expenses not deductible for tax purposes	83	97	252	3.5
Difference in foreign tax rates	(68)	(160)	(185)	(2.5)
Participation exemption on sale of equity investments	(393)	—	—	—
Other	(33)	78	(49)	(0.8)
Change in valuation allowance	147	250	235	3.2

Provision for income taxes	3,239	5,455	3,917	53.7

        Movements in the valuation allowance are as follows:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Balance at the beginning of the period	—	(147)	(414)	(5.7)
Charges to expenses	(147)	(250)	(235)	(3.2)
Foreign currency translation adjustment	—	(17)	(188)	(2.6)

Balance at the end of the period	(147)	(414)	(837)	(11.5)

        As of December 31, 2014 and 2015, the Company included accruals for unrecognized income tax benefits, including interest and penalties, totaling RUB 62 and RUB 10 ($0.1), respectively, as a component of other accrued liabilities, non-current and RUB 69 and RUB 42 ($0.6), respectively, as a

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

component of accounts payable and accrued liabilities. RUB 37 ($0.5) of unrecognized income tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of the provision for income tax in 2013, 2014 and 2015 resulted in a benefit of RUB 1, expense of RUB 30 and a benefit of RUB 3, respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

        A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Balance at the beginning of the period	25	25	97	1.3
Increases/(decreases) related to prior years tax positions	(3)	69	(13)	(0.1)
Increases related to current year tax positions	2	2	10	0.1
Settlements	—	—	(57)	(0.8)
Foreign currency translation adjustment	1	1	—	—

Balance at the end of the period	25	97	37	0.5

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2014 and 2015:

	2014	2015	2015
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	585	834	11.4
Net operating loss carryforward	457	967	13.3
Intangible assets	216	465	6.4
Other	48	23	0.3
Valuation allowance	(414)	(837)	(11.5)

Total deferred tax asset	892	1,452	19.9
Deferred tax liability
Convertible debt discount	(1,023)	(783)	(10.7)
Property and equipment	(252)	(441)	(6.1)
Intangible assets	(490)	(483)	(6.6)
Unremitted earnings	(475)	(894)	(12.3)
Other	(60)	(177)	(2.4)

Total deferred tax liability	(2,300)	(2,778)	(38.1)
Net deferred tax liability	(1,408)	(1,326)	(18.2)
Net deferred tax assets, non-current	56	226	3.1
Net deferred tax liabilities, non-current	(1,464)	(1,552)	(21.3)

        As of December 31, 2015, Yandex N.V. had net operating loss carryforwards ("NOLs") for Dutch income tax purposes of RUB 1,252 ($17.2). These NOLs expire in 2020-2024 tax years. As of

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX (Continued)

December 31, 2015, a benefit of RUB 182 ($2.5) related to the Dutch NOLs described above and RUB 196 ($2.7) related to other tax effects would be recorded by the Company in additional paid-in capital if and when realized.

        The Company did not provide for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries in 2013 and earlier years because they were considered permanently reinvested outside of the Netherlands. Starting in 2014, the Company began to accrue for a 5% dividend withholding tax on the portion of the current year profit of the Company's principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. As of December 31, 2015, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 44,451 ($609.9). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 2,223 ($30.5).

        The tax years 2013-2015 remain open for examination by the Russian tax authorities with respect to the Company's principal Russian operating subsidiary, Yandex LLC. As of December 31, 2015, Yandex LLC was under audit by the tax inspectorate for the 2013 and 2014 tax years. The tax years 2008-2015 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

11. CONVERTIBLE DEBT

        In December 2013, the Company issued and sold $600.0 (RUB 19,719 at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 at par. The Company also granted to the initial purchasers a right to purchase up to an additional $90.0 (RUB 2,981 at the exchange rate as of sale date) in aggregate principal amount of notes solely to cover over-allotments. In January 2014, the Company issued and sold an additional $90.0 in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 (together, the "Notes") at par. Interest at an annual rate of 1.125% is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under circumstances described below, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of fundamental change as defined in the agreement. The Notes are convertible, at the option of the holder, prior to June 15, 2018, if i) the last reported sale price of the Class A shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day; ii) during a 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's Class A shares and the conversion rate on each such trading day; iii) upon the occurrence of specified corporate events. On or after June 15, 2018, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the business day immediately preceding the maturity date of the Notes. The Company will not have the right to redeem the Notes prior to maturity, except in connection with certain changes in tax laws. As of December 31, 2015, none of the conditions allowing the conversion of the Notes had been met.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

11. CONVERTIBLE DEBT (Continued)

        The net proceeds to the Company from the sale of the Notes (including over-allotments) were approximately RUB 22,479 ($683.1 at the exchange rates as of sale date). Debt issuance costs were approximately RUB 228 ($4.1), of which RUB 38 ($0.7) was allocated to additional paid-in capital and RUB 190 ($3.4) was allocated to deferred issuance costs and will be amortized as interest expense over the term of the Notes. As of December 31, 2014 and 2015, unamortized deferred issuance cost was RUB 202 and RUB 151 ($2.1).

        The Company separately accounts for the liability and equity components of the Notes. The carrying value of the liability component of RUB 18,972 ($576.7 at the exchange rates as of sale date) was initially recognized at the present value of its cash flows using a discount rate of 4.84%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount is amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUB 3,728 ($113.3 at the exchange rates as of sale date) was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount.

        During 2015, the Company repurchased and retired $119.4 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 6,096 ($83.6) and recorded a gain of RUB 310 ($4.3) on the extinguishment of the debt within the other income, net line in the consolidated statement of income. During 2014, the Company repurchased and retired $150.0 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 6,414 and recorded a gain of RUB 548 on the extinguishment of the debt within the other income, net line in the consolidated statement of income.

        The carrying value of the Notes as of December 31, 2014 and 2015 consisted of the following:

	2014	2015	2015
	RUB	RUB	$
1.125% Convertible Senior Notes due December 2018	30,380	30,654	420.6
Unamortized debt discount	(4,055)	(3,129)	(42.9)
Unamortized debt issuance cost	(202)	(151)	(2.1)

Total convertible debt	26,123	27,374	375.6

        The remaining unamortized debt discount of RUB 3,129 ($42.9) as of December 31, 2015 will be amortized over the remaining life of the Notes, which is approximately 3.0 years.

        The Company recognized RUB 25, RUB 1,091 and RUB 1,293 ($17.7) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the years ended December 31, 2013, 2014 and 2015, respectively. The effective interest rate on the liability component for the period was 5.1%.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

        As of December 31, 2015, future minimum lease payments due under the Moscow leases and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	Moscow headquarters lease	Other leases	Total	Total
	RUB	RUB	RUB	$
2016	4,383	529	4,912	67.3
2017	4,529	354	4,883	67.0
2018	4,867	268	5,135	70.5
2019	5,380	130	5,510	75.6
2020 and thereafter	6,638	64	6,702	92.0

Total	25,797	1,345	27,142	372.4

        For the purposes of the disclosure above, the Company assumed no changes in the rented space or rental price specified in existing rental agreements as of the reporting date.

        For the years ended December 31, 2013, 2014 and 2015, rent expenses under operating leases totaled approximately RUB 1,790, RUB 2,674 and RUB 4,372 ($60.0), respectively.

        Additionally, the Company has entered into purchase commitments for other goods and services and acquisition of businesses, which total RUB 3,599 ($49.4) in 2016, RUB 1,090 ($15.0) in 2017, RUB 1,565 ($21.5) in 2018, RUB 938 ($12.9) in 2019, RUB 832 ($11.4) in 2020 and RUB 772 ($10.6) thereafter.

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

  Environment and Current Economic Situation

        Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. Laws and regulations affecting businesses in Russia continue to change rapidly, tax and regulatory frameworks are subject to varying

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES (Continued)

interpretations. The future economic direction of Russia is heavily influenced by the fiscal and monetary policies adopted by the government, together with developments in the legal, regulatory, and political environment.

        In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUB 37.0 ($0.5) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 5 ($0.1) and interest of RUB 11 ($0.2). As of December 31, 2015, except for the income tax contingencies described above, the Company accrued RUB 155 ($2.1) for contingencies related to non-income taxes. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2015, the Company estimates such contingencies related to non-income taxes to be up to approximately RUB 80 ($1.1).

        Because Russia produces and exports large volumes of oil and gas, its economy is particularly sensitive to the price of oil and gas on the world market. During 2014-2015 and then in the first quarter of 2016, the oil price decreased significantly, which led to substantial decrease of the Russian ruble exchange rate.

        Starting from 2014, sanctions have been imposed in several packages by the U.S. and the E.U. on certain Russian officials, businessmen and companies. Although neither our parent company nor our main operating subsidiary are targets of sanctions, Yandex.Money was subjected to U.S. sectoral sanctions due to Sberbank owing 75% (less one ruble) of the total participation interest in PS Yandex.Money LLC.

        In the first quarter of 2015 two international credit agencies downgraded Russia's long-term foreign currency sovereign rating to the speculative level with the negative outlook.

        The above mentioned events have led to reduced access of the Russian businesses to international capital markets, increased inflation, economic recession and other negative economic consequences. The impact of further economic developments on future operations and financial position of the group is at this stage difficult to determine.

        In 2015, certain restrictions were introduced on the operations of Turkish companies in Russia. Although these actions do not limit the Company's operations in Turkey, if Turkey adopts reciprocal measures that affect Russian companies, such measures could materially adversely affect the Company's operations in Turkey.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

13. SHARE CAPITAL (Continued)

        The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2014			December 31, 2015
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	2,143,740,824			2,122,591,048
Priority share	1			1
Preference shares	1,000,000,001			1,000,000,001
Class A ordinary shares	1,000,000,000			1,000,000,000
Class B ordinary shares	71,870,411			61,295,523
Class C ordinary shares	71,870,411			61,295,523
Issued and fully paid:	338,940,817	€9.7	230	342,056,754	€8.7	366
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	267,970,405	2.7	112	282,161,148	2.8	122
Class B ordinary shares	62,051,348	6.2	71	47,895,605	4.8	170
Class C ordinary shares	8,919,063	0.8	47	12,000,000	1.1	74

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

        For the year ended December 31, 2013, the Company repurchased 8,599,377 Class A shares at an average price of $30.70 per share for a total amount of RUB 8,518. Out of these shares 2,333,132 were used to satisfy the Company's obligations under Share-Based Awards. For the year ended December 31, 2014, the Company repurchased 7,446,319 Class A shares at an average price of $31.49 per share for a total amount of RUB 8,423. Out of these shares 1,334,481 were used to satisfy the Company's obligations under Share-Based Awards. There were no repurchases in the year ended December 31, 2015. Treasury stock is accounted for under the cost method.

14. SHARE-BASED COMPENSATION

  Employee Equity Incentive Plan

        The Company has granted Share-Based Awards to employees of the Company pursuant to its Employee Share Option Plan (the "2001 Plan") and the Fourth Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan").

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

        In 2015, the Company offered employees of the Company an opportunity to exchange their SARs for RSUs based on an exchange ratio of 2:1. As a result of the exchanges, a total of 56 employees

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

exchanged an aggregate of 1,920,600 SARs for an aggregate of 960,301 RSUs. The terms of the exchanges were as follows:

  •
  for 1,663,750 SARs exchanged the vesting of replacement RSUs was extended by 12 months beyond the original vesting schedule of the exchanged SARs. In addition, no exercise of the replacement RSUs will be permitted until April 10, 2016;

  •
  for 106,850 SARs exchanged the replacement RSUs are subject to the same vesting schedule as was in place for the replaced SARs;

  •
  for 150,000 SARs exchanged the vesting of replacement RSUs was reset to begin as of January 1, 2016.

        The exchanges were accounted for as a modification of the award resulting in additional RUB 101 ($1.4) recognized immediately upon modification.

        The total incremental compensation cost resulting from the modifications completed in 2015 was $5.8 (RUB 421).

        The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made in the years ended December 31, 2013 and 2014 were as follows:

	2013	2014
Dividend yield	—	—
Expected annual volatility	49%	38%
Risk-free interest rate	1.77%	1.85%
Expected life of the awards (years)	5.44 - 7.04	5.52 - 7.04
Weighted-average grant date fair value of awards (per share)	$15.93	$10.74

        No share options or SARs grants were made for the year ended December 31, 2015.

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

  •
  Expected volatility.  For 2013 grants, the Company used historical volatility of the Company's own shares. For 2014 grants, the Company used future volatility of the Company's shares implied by the Company's convertible debt prices (Note 11) and cross-checked with the historical volatility of the shares.

  •
  Expected term.  The expected term of awards granted has been calculated following the "simplified" method, using half of the sum of the contractual and vesting terms, because the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

    Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

  •
  Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2013, 2014 or 2015. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2013 and 2014.

  •
  Fair value of ordinary shares.  The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.

  •
  Risk-free interest rate.  The Company used the risk-free interest rates based on the US Treasury yield curve in effect at the grant date.

        The following table summarizes awards activity for the Company under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share
Outstanding as of January 1, 2015	4,968,744	$5.41	2,431,714	$27.77	3,906,069	—

Granted	—	—	—	—	4,492,123	—
Exercised	(917,819)	3.07	—	—	(686,495)	—
Forfeited	(8,750)	8.77	(251,212)	32.79	(267,808)	—
Cancelled	—	—	(1,927,412)	27.18	(2,050)	—

Outstanding as of December 31, 2015	4,042,175	$5.94	253,090	$27.27	7,441,839	—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about outstanding and exercisable awards under the 2007 Plan as of December 31, 2015:

		Awards Outstanding			Awards Exercisable
Exercise Price ($)	Type of award	Number outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
2.16	Option	476,468	0.54	$6.5	476,468	0.54	$6.5
2.74	Option	471,300	1.33	6.1	471,300	1.33	6.1
3.40	Option	339,850	2.09	4.2	339,850	2.09	4.2
3.43	Option	197,870	3.42	2.4	197,870	3.42	2.4
3.51	Option	706,663	3.86	8.6	706,663	3.86	8.6
4.16	Option	606,445	4.42	7.0	604,570	4.42	7.0
8.77	Option	1,019,579	4.85	7.1	1,007,079	4.85	7.0
25.00	Option	168,000	5.40	—	168,000	5.40	—
27.74	Option	28,000	7.39	—	17,500	7.39	—
33.09	Option	28,000	8.40	—	10,500	8.40	—

Total Options		4,042,175	3.46	41.9	3,999,800	3.42	41.8

16.95	SARs	2,500	5.97	—	2,500	5.97	—
19.00	SARs	90,000	6.57	—	35,000	6.57	—
20.99	SARs	10,590	5.92	—	9,724	5.92	—
32.85	SARs	150,000	7.57	—	150,000	7.57	—

Total SARs		253,090	7.13	—	197,224	7.29	—
Total RSUs	RSU	7,441,839	8.58	117.0	1,772,877	7.27	27.9

Total Options, SARs, RSUs		11,737,104	6.78	$158.9	5,969,900	4.69	$69.7

        The following table summarizes information about non-vested share awards under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2015	98,124	$11.31	1,835,867	$12.18	2,956,759	$27.77

Granted	—	—	—	—	4,492,123	17.61
Vested	(46,999)	13.19	(150,717)	12.93	(1,512,112)	24.31
Forfeited	(8,750)	5.30	(251,212)	15.89	(267,808)	24.30
Cancelled	—	—	(1,378,071)	11.52	—	—

Non-vested as of December 31, 2015	42,375	$10.47	55,867	$9.87	5,668,962	$20.78

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

        At December 31, 2015, there was RUB 7,608 ($104.4) of unamortized share-based compensation expense related to unvested share options, RSUs and SARs which is expected to be recognized over a weighted average period of 3.09 years. The Company expects that all but an insignificant portion of options and SARs outstanding will vest and therefore has not applied a forfeiture rate in estimating the total awards expected to vest. The Company expects 5,114,525 out of 5,668,962 RSUs to vest after December 31, 2015. To the extent the actual forfeiture rate is different from the Company's estimate, share-based compensation related to these awards will be different from these expectations.

  Ex-Plan Options

        In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling"). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A shares.

        The following table summarizes activity for these ex-plan options:

	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2014	3,700	€0.01

Exercised	(1,700)	0.01
Cancelled	—	—

Outstanding as of December 31, 2015	2,000	€0.01

        There were no unvested ex-plan shares options as of December 31, 2014 and 2015.

        As of December 31, 2015, these ex-plan options have a remaining contractual life of 3.37 years; 2,000 outstanding ex-plan options have an intrinsic value of RUB 2.

        At December 31, 2015, there was no unamortized share-based compensation expense related to unvested ex-plan options.

  Ex-plan RSUs

        In November 2011, the Company acquired SPB Software Group and subsequently granted 25,000 RSUs to some of the former SPB Software employees. Although these RSUs were granted ex-plan, they have the same vesting provisions as Share-Based Awards granted under the 2007 Plan. As of December 31, 2015, these ex-plan RSUs had a remaining contractual life of 5.97 years; 13,013 of these outstanding RSUs (all of which are exercisable) had an intrinsic value of RUB 15 ($0.2). At December 31, 2015, there was no unamortized share-based compensation expense related to unvested ex-plan RSUs.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION (Continued)

  Business Unit Equity Awards

        As of January 1, 2015, the Company began the process of restructuring certain of the business units in its E-Commerce, Taxi and Classifieds operating segments into separate legal structures. In connection with this restructuring, and to align the incentives of the relevant employees with the operations of these individual business units, the Company granted equity incentive awards to the employees of these business units, which entitle the participants to acquire shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria.

        The Business Unit Equity Awards have a vesting start date of January 1, 2015, when the service of the participants with the relevant business units was deemed to begin. Accordingly, the Company has recorded share-based compensation expense in respect of such awards in the amount of RUB 192 ($2.6) for the year ended December 31, 2015.

  Share-Based Compensation Expense

        The Company recognized share-based compensation expense of RUB 754, RUB 1,210 and RUB 2,718 ($37.3) for the years ended December 31, 2013, 2014 and 2015, respectively. The Company recognized RUB 9, RUB 20 and RUB 41 ($0.6) in related tax benefits for the years ended December 31, 2013, 2014 and 2015, respectively.

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

        Starting from 2015, following the changes in the Company's organizational structure, the Company's chief operating decision maker ("CODM") is the management committee including its CEO, COO and a group of COO's direct reports. Further in 2015, the Company changed its approach for resources allocation, and accordingly started to report its financial performance based on the following reportable segments: Search and Portal, E-commerce, Taxi and Classifieds. The results of the Company's remaining operating segments, including Media Services, Yandex Data Factory, Discovery Services and Search and Portal in Turkey, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Experiments which is shown separately from the reportable segments and reconciling items. The Company has also changed the adjusted operating income composition to exclude amortization of acquisition-related intangible assets in the amount of RUB 111 and RUB 242 for the years ended December 31, 2013 and 2014, respectively, and to exclude compensation expense related to contingent consideration in the amount of RUB 81 and RUB 35 for the years ended December 31, 2013 and 2014, respectively. In addition, the Company has changed certain intersegment allocation principles mainly related to rent expenses and traffic acquisition costs and corresponding intersegment revenues. Prior periods were restated to conform to the current year presentation.

        Reportable segments derive revenues from the following services:

  •
  Search and Portal offers a broad range of services in Russia, Ukraine, Belarus and Kazakhstan, among which are search, location-based, personalized and mobile services, that enable the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS (Continued)

    Company's users to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices;

  •
  E-commerce—the Company's Yandex.Market e-commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Product search on Yandex.Market is designed to deliver the most relevant shopping results to the Company's users;

  •
  Classifieds—derives revenues from online advertising and listing fees;

  •
  Taxi—derives revenue from commission for online transportation service delivered via Yandex. Taxi currently operates in 12 cities across Russia and in Minsk, Belarus.

        The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS (Continued)

        The measures of the segments' profits and losses that are used by CODM to assess segment performance and decide how to allocate resources are presented below. Each segment's assets and capital expenditures are not reviewed by the CODM.

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Search and Portal:
Revenues from external customers	36,074	46,675	54,073	741.8
Intersegment revenues	965	1,245	1,832	25.1
Depreciation and amortization	(3,473)	(4,090)	(6,894)	(94.6)
Adjusted operating income	12,750	16,485	15,199	208.5
E-commerce:
Revenues from external customers	2,810	2,889	3,400	46.7
Intersegment revenues	—	—	—	—
Depreciation and amortization	(67)	(38)	(115)	(1.6)
Adjusted operating income	2,003	1,836	1,624	22.3
Classifieds:
Revenues from external customers	327	539	894	12.3
Intersegment revenues	—	—	—	—
Depreciation and amortization	(8)	(16)	(16)	(0.2)
Adjusted operating income	213	262	130	1.8
Taxi:
Revenues from external customers	112	327	984	13.5
Intersegment revenues	—	—	—	—
Depreciation and amortization	(1)	(1)	(27)	(0.4)
Adjusted operating income	56	217	136	1.9
Experiments:
Revenues from external customers	179	337	441	6.1
Intersegment revenues	—	—	—	—
Depreciation and amortization	(146)	(339)	(739)	(10.1)
Adjusted operating loss	(1,239)	(1,990)	(3,409)	(46.8)
Eliminations:
Revenues from external customers	—	—	—	—
Intersegment revenues	(965)	(1,245)	(1,832)	(25.1)
Depreciation and amortization	—	—	—	—
Adjusted operating income	—	—	—	—
Total:
Revenues from external customers	39,502	50,767	59,792	820.4
Intersegment revenues	—	—	—	—
Depreciation and amortization	(3,695)	(4,484)	(7,791)	(106.9)
Adjusted operating income	13,783	16,810	13,680	187.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS (Continued)

        The reconciliation between adjusted operating income and net income is as follows:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Adjusted operating income	13,783	16,810	13,680	187.7
Less: share-based compensation expense	(754)	(1,210)	(2,718)	(37.3)
Add: interest income, net	1,717	856	1,744	23.9
Add: other income, net	2,159	6,296	2,259	31.0
Less: goodwill impairment	—	—	(576)	(7.9)
Less: amortization of acquisition-related intangible assets	(111)	(242)	(502)	(6.9)
Less: compensation expense related to contingent consideration	(81)	(35)	(291)	(4.0)
Less: provision for income taxes	(3,239)	(5,455)	(3,917)	(53.7)

Net income	13,474	17,020	9,679	132.8

        The Company's revenues consist of the following:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	27,584	35,228	40,243	552.2
Yandex ad network websites	7,885	11,410	14,506	199.0

Total text-based advertising	35,469	46,638	54,749	751.2
Display advertising	3,379	3,509	3,461	47.5

Total advertising revenue	38,848	50,147	58,210	798.7
Online payment commissions	394	—	—	—
Other revenues	260	620	1,582	21.7

Total revenues	39,502	50,767	59,792	820.4

(1)
The Company records revenue net of VAT, commissions, bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for text-based advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions, bonuses and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

15. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS (Continued)

        Revenues by geography are based on the billing address of the customer. The following table sets forth revenues and long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2013	2014	2015	2015
	RUB	RUB	RUB	$
Revenues:
Russia	36,814	46,242	54,688	750.4
Rest of the world	2,688	4,525	5,104	70.0

Total revenues	39,502	50,767	59,792	820.4

Long-lived assets, net:
Russia	11,998	21,115	23,636	324.3
Finland	638	6,481	11,115	152.6
US	841	1,002	1,109	15.2
Rest of the world	989	1,723	1,071	14.7

Total long-lived assets, net	14,466	30,321	36,931	506.8

16. RELATED-PARTY TRANSACTIONS

        The Company has in place a registration rights agreement with its major shareholders that allows them to require the Company to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances. In such circumstances, the Company is obliged to pay all expenses, other than underwriting commissions and discounts, relating to any such registration. Pursuant to this agreement, in March 2013, the Company was required to effect a registration and, in connection therewith, shareholders publicly offered an aggregate of 26,679,386 Class A shares, including 2,425,399 additional Class A shares sold pursuant to an over-allotment option granted to the underwriters at a price of $22.75 per share. Yandex did not receive any proceeds from this offering. The expenses incurred by the Company related to this offering in the amount of RUB 28 were treated as related party transactions for the year ended December 31, 2013. The underwriters of the offering fully reimbursed the Company for these expenses.

        Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013 (Note 4), the Company retained a non-controlling interest and significant influence over Yandex.Money's business. The Company continues to use Yandex.Money for payment processing and to sublease to Yandex.Money part of its premises. The amount of revenues from subleasing and other services was RUB 78 and RUB 91 ($1.2) for the years ended December 31, 2014 and 2015, respectively. The amount of fees for online payment commissions was RUB 125 and RUB 143 ($2.0) for the years ended December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the amount of receivables related to payment processing was RUB 46 and RUB 27 ($0.4), respectively. The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers and suppliers of the Company.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. SUBSEQUENT EVENTS

        In February 2016, the Company purchased approximately 21% interest on a fully diluted basis in 200 Labs Inc. ("200 Labs"), a California-based software company, for up to $3.5 (RUB 266 at the exchange rate as of the date of acquisition), including $2.7 paid upon completion of the deal and $0.8 payable in three equal instalments within 18 months from the date of completion and subject to continued employment of the founders by 200 Labs. 200 Labs also has an option to sell to the Company additional stock, representing approximately 3.5% interest on a fully diluted basis for up to $0.8 within 2 years following the completion. The Company exercises significant influence over 200 Labs and accordingly accounts for this investment under the equity method.

        In February 2016, the Company signed a definitive agreement with Krasnaya Roza 1875 Limited, a Cypriot company ("KR1875"), pursuant to which the Company will issue 12,900,000 new Class A ordinary shares to KR1875 in exchange for a 100% interest in a newly-created company ("the NewCo") that will hold a title to the office complex in central Moscow that houses the Company's Russian headquarters, with around 80,000 square-meters of Class A and B office space. The Company will also assume approximately $490 of the NewCo's debt. The debt is denominated in U.S. dollars, bears an interest rate of LIBOR + 6.2% and matures in 2024. KR1875 has agreed to enter into a lock-up agreement in respect of the shares it will receive for a period of 90 days from closing. The closing of the transaction remains subject to certain conditions, including completion of reorganization process and required regulatory approvals, and is anticipated to occur in the second half of 2016.

        In February 2016, the Company granted RSUs to purchase an aggregate of up to 361,200 Class A shares to its employees pursuant to the 2007 Plan.

        In February 2016, the Company's Board of Directors approved an offer to the non-executive directors of the Company of an opportunity to exchange up to 224,000 of their outstanding options for RSUs based on an exchange ratio of 2:1. The replacement RSUs will be subject to an additional 12 months vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs will be permitted for a 12 month period starting the date of exchange which is anticipated to occur in the first half of 2016.

        In February and March 2016, the Company repurchased and retired an additional $23.0 in aggregate principal amount of its outstanding Notes.

PART III.

Item 17.    Financial Statements

        See "Item 18. Financial Statements."

Item 18.    Financial Statements.

        See the financial statements beginning on page F-1.

Item 19.    Exhibits.

Exhibit Number		Description of Document
1.2		Amended Articles of Association of the Company, amended as of May 22, 2015
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

7.3	*	Framework Agreement dated February 19, 2016 between Krasnaya Roza 1875 Limited and Yandex N.V.
8.1		Principal Subsidiaries
12.1		Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm
101
The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015, (ii) Consolidated Statements of Income for the Years Ended December 31, 2013, 2014 and 2015, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015, (v) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2013, 2014 and 2015, and (vi) Notes to Consolidated Financial Statements

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ ARKADY VOLOZH
	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: March 21, 2016