Form 20-F
period 2016-12-31
Yandex N.V.
filed 2017-03-22
CIK 1513845

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

Title of each class	Number of shares outstanding
Class A	277,579,206
Class B	45,037,734

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

BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

(1) In addition, we had 7,439,813 Class A shares held in treasury and 560,235 Class C shares issued and fully paid as of December 31, 2016. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

In this Annual Report on Form 20‑F (this “Annual Report”), references to “Yandex,” the “company,” “we,” “us,” or similar terms are to Yandex N.V. and, as the context requires, its wholly owned subsidiaries.

Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in Russian rubles. In this Annual Report, references to “rubles” or “RUB” are to Russian rubles, and references to “U.S. dollars” or “$” are to United States dollars.

Our fiscal year ends on December 31 of each year. References to any specific fiscal year refer to the year ended December 31 of the calendar year specified.

This Annual Report includes market data reported by Liveinternet.ru (February 2017), the Association of Russian Communication Agencies (AKAR) (November 2016) and the Russian Federal State Statistics Service (Rosstat) (January 2017).

Forward‑Looking Statements

This Annual Report contains forward‑looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward‑looking statements. Forward‑looking statements in this Annual Report may include statements about:

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

The forward‑looking statements included in this Annual Report are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward‑looking statements as a result of a variety of factors, including those described under Part I, Item 3.B. “Risk Factors” and elsewhere in this Annual Report.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements. You should not rely upon forward‑looking statements as predictions of future events. We undertake no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise.

PART I.

Item 3.  Key Information.

A.	Selected Consolidated Financial and Statistical Data

The selected consolidated statements of income data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 and consolidated statements of income data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this Annual Report, after adjustment for the retrospective adoption of Accounting Standard Updates 2015‑03 and 2015‑17.

Ruble amounts have been translated into U.S. dollars at a rate of RUB 60.6569 to $1.00, the official exchange rate quoted as of December 31, 2016 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On March 17, 2017, the exchange rate was RUB 58.2437 to $1.00. See “Risk Factors—Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.”

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. Our financial statements are prepared in accordance with U.S. GAAP. These historical financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,
	2012	2013	2014	2015	2016
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	28,767	39,502	50,767	59,792	75,925	1,251.7
Operating costs and expenses:
Cost of revenues(1)	7,188	10,606	14,336	16,810	19,754	325.7
Product development(1)	4,274	5,827	8,842	13,421	15,832	261.0
Sales, general and administrative(1)	4,900	6,537	7,782	11,601	17,885	294.8
Depreciation and amortization	2,951	3,695	4,484	7,791	9,607	158.4
Goodwill impairment	—	—	—	576	—	—
Total operating costs and expenses	19,313	26,665	35,444	50,199	63,078	1,039.9
Income from operations	9,454	12,837	15,323	9,593	12,847	211.8
Interest income, net	1,002	1,717	856	1,744	1,655	27.3
Other income/(loss), net(2)	118	2,159	6,296	2,259	(3,395)	(56.0)
Income before income taxes	10,574	16,713	22,475	13,596	11,107	183.1
Provision for income taxes	2,351	3,239	5,455	3,917	4,324	71.3
Net income	8,223	13,474	17,020	9,679	6,783	111.8
Net loss attributable to noncontrolling interests	—	—	—	—	15	0.2
Net income attributable to Yandex N.V.	8,223	13,474	17,020	9,679	6,798	112.0
Net income per Class A and Class B share:
Basic	25.21	41.25	53.30	30.39	21.19	0.35
Diluted	24.50	40.27	52.27	29.90	20.84	0.34
Weighted average number of Class A and Class B shares outstanding:
Basic	326,210,948	326,657,778	319,336,782	318,541,887	320,788,967	320,788,967
Diluted	335,690,596	334,571,212	325,610,277	323,713,437	326,136,949	326,136,949

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense of:

	2012	2013	2014	2015	2016
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	33	61	101	168	193	3.2
Product development	221	435	780	1,860	2,238	36.9
Sales, general and administrative	122	258	329	690	991	16.3

(2)

A major component of other income, net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar‑denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statement of income. For example, in 2016, other income, net includes RUB 3,834 million of foreign exchange losses arising from the significant appreciation of the Russian ruble compared to the U.S. dollar in that year. In 2015, other income, net included a RUB 1,835 million gain arising from the depreciation of the Russian ruble compared to the U.S. dollar in that year. Although the U.S. dollar value of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

	As of December 31,
	2012	2013	2014	2015	2016
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	7,425	33,394	17,645	24,238	28,232	465.4
Term deposits (current and non-current)	14,959	15,180	31,526	33,549	31,769	523.7
Total assets	43,938	70,769	94,594	111,818	114,108	1,881.2
Total current liabilities	6,678	6,899	9,791	11,669	14,622	241.1
Total non-current liabilities(2)	213	17,273	29,067	30,052	20,894	344.4
Redeemable noncontrolling interests	—	—	—	—	1,506	24.8
Total shareholders’ equity	37,047	46,597	55,736	70,097	77,086	1,270.9

(1)

Prior periods have been reclassified to reflect current period presentation. Balances related to assets held for sale (note 4 to our consolidated financial statements) are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale. Balances related to convertible debt issuance costs are reclassified for the retrospective adoption of Accounting Standard Update 2015‑03 related to the presentation of deferred debt issuance costs. Balances related to deferred tax assets and liabilities are reclassified for the retrospective adoption of Accounting Standard Update 2015‑17 related to the presentation of deferred taxes as non‑current.

(2)	The total non‑current liabilities as of December 31, 2013, 2014, 2015 and 2016 mainly result from our convertible bond offering. Please refer to note 11 to our consolidated financial statements.

Exchange Rate Information

Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 60.6569 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2016. On March 17, 2017, the exchange rate was RUB 58.2437 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

The following table presents information on the exchange rates between RUB and the U.S. dollar for the periods indicated as quoted by the Central Bank of the Russian Federation:

	RUB per U.S. dollar
Period	Period-end	Average	Low	High
2012	30.37	31.09	34.04	28.95
2013	32.73	31.85	33.47	29.93
2014	56.26	38.42	67.79	32.66
2015	72.88	60.96	72.88	49.18
2016	60.66	67.03	83.59	60.27
September 2016	63.16	64.60	65.87	63.16
October 2016	62.90	62.68	63.40	62.05
November 2016	64.94	64.37	65.86	63.20
December 2016	60.66	62.20	65.24	60.27
January 2017	60.16	59.96	60.66	59.15
February 2017	57.94	58.40	60.31	56.77
March 2017 (through March 17)	58.24	58.72	59.22	57.96

See “Risk Factors—Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

B.	Risk Factors

Investing in our Class A shares involves a high degree of risk. The risks and uncertainties described below and elsewhere in this Annual Report, including in the section headed “Operating and Financial Review and Prospects”, could materially adversely affect our business. These are not the only risks that we face; additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of these risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our Class A shares could decline.

Risks Related to the Russian Economy

Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.

Emerging markets such as Russia are subject to greater risks than more developed markets, including financial, economic, legal and political risks. Such risks or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current geopolitical situations in Ukraine, Turkey and Syria, as well as volatility in oil prices (to which the Russian economy is particularly sensitive), may continue to have deleterious macroeconomic and other effects on the regions in which we operate, including increased volatility in currency values and a weaker overall business environment. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016 and through the first months of 2017 some of those economic trends reversed or moderated, with the ruble strengthening, oil prices increasing, inflation rates declining significantly and the rate of decline in gross domestic product moderating. In addition, international sanctions have been imposed on identified parties and business sectors in Russia in connection with the geopolitical situation in Ukraine, as described below.

In connection with the current economic situation, in 2016 the Russian ruble appreciated against the US dollar by 20%, after depreciating materially during the course of 2014 and 2015. Although our revenues and expenses are both primarily denominated in Russian rubles, including our personnel expenses, we may have to increase our personnel expenses in order to better compete with other companies which denominate their personnel expenses in currencies which appreciate in relation to the Russian ruble. Also, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars, and a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, is for imported goods and therefore can be materially affected by changes in the value of the ruble. In addition, our expenses related to the development of our business internationally are often denominated in other currencies, including U.S. dollars and Euros, as well as the consideration we have paid in connection with a number of our acquisitions of other businesses to date has been, and future acquisition consideration may be, denominated and paid in U.S. dollars. If the Russian ruble were to experience a prolonged and significant decline in value against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk”

On December 11, 2014, the Central Bank of Russia raised its key rate to 10.5%, followed by a further sharp increase on December 16, 2014 to 17%. During 2015 and 2016 the rate was gradually lowered to 10.0% as of December 31, 2016. Further volatility of interest rates may adversely affect our ability to borrow funds if necessary or desirable, and may adversely affect the spending decisions of both advertisers and consumers. In the second half of 2016 and early 2017, Standard & Poor’s, Moody’s Investment Services and Fitch Ratings all changed the outlook for Russia’s sovereign credit ratings from negative to stable, while just recently, in March 2017, Standard & Poor’s changed its outlook from stable to positive. Fitch Ratings remains the only large credit rating agency to rate Russia in the investment grade category, albeit at the lowest possible level in this rating.

The slowdown of the Russian economy in recent periods has adversely affected our results of operations. In addition, these conditions may continue to depress or encourage volatility in our share price and in equity markets in general.

Adoption and maintenance of embargo, economic or other sanctions, in particular with respect to the conflict in Ukraine, as well as similar measures against the countries in which we operate, may have a material adverse effect on our business, financial condition and results of operations.

Significant uncertainty exists surrounding the current geopolitical situation in Ukraine. The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and E.U. persons in Crimea and Sevastopol. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions, or the ultimate outcome of the Ukrainian crisis. Political and economic sanctions may affect the ability of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. We are domiciled in the Netherlands, while our wholly owned principal operating subsidiary is organized under the laws of the Russian Federation, and several of our other subsidiaries are incorporated in other countries that have imposed economic sanctions on the Russian Federation. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of sanctions, our business has been adversely affected by the impact of sanctions on the broader economy in Russia. In addition, Yandex.Money, our joint venture with Sberbank, is subject to U.S. sectoral sanctions.

In 2015 the Russian President introduced certain restrictions on the import of Turkish goods into Russia, as well as on the operations of Turkish companies in Russia and flight connections between the two countries, some of which were subsequently lifted. On January 1, 2016 restrictions on the import of food products from Ukraine into Russia came into force, and the free trade regime between Ukraine and Russia was suspended by Russian authorities. Although these actions by the Russian authorities do not directly limit our operations in Turkey or Ukraine, if these countries adopt reciprocal measures that affect Russia or Russian companies, such measures could materially adversely affect our operations in Turkey or Ukraine.

Political, civil or military conflicts between Russia and other countries could also negatively affect economies in the region, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Along with potential official government sanctions on Russia, U.S. and foreign investors may be pressured to reduce or withdraw their investments in Russia. Such circumstances may result in trading volatility, reduced liquidity and significant declines in the price of listed securities of companies with significant operations in Russia, including our Class A shares.

Inflation may increase our costs and exert downward pressure on our operating margins.

The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 11.4% and 12.9% in 2014 and 2015, respectively, and by 5.4% in 2016. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and these increases in cost could negatively impact our operating margin.

Risks Related to Our Business and Industry

We face significant competition from major global and Russian companies, including Google and Mail.ru, which could negatively affect our business, financial condition and results of operations.

We face strong competition in various aspects of our business from global and Russian companies that provide internet services and content, including search services.

Currently, we consider our principal competitors to be Google and Mail.ru. In addition, our business units, which include Taxi, Classifieds and E-commerce, face significant competition in their respective business areas. In particular, Taxi faces competition from Uber and Gett in Russia, as well as a variety of other taxi and ride-sharing operators and dispatch services; our Classifieds services face competition from a range of online and offline classified services, including Avito, CIAN (in real estate), and Drom.ru (in automobile sales); and E-commerce faces competition from online retailers and marketplaces, including AliExpress and Avito, as well as offline retailers. In addition, it has been recently speculated in the press that Sberbank and AliExpress are considering an e-commerce joint venture, which could potentially compete with E-commerce.

Of the large global internet companies, we consider Google to be our principal competitor in the market for desktop and mobile internet search, and for performance‑based advertising, online advertising network revenues, advertising intermediary services, distribution arrangements and other services. According to Liveinternet.ru, Google’s share of the Russian search market, based on search traffic generated, was 37.2% for the full year 2016, compared with our market share of 56.4%. Google conducts extensive online and offline advertising campaigns in Russia. In recent years, Google has aggressively marketed its products and services, including Chrome browser in which its search engine is the default search function, mobile application, as well as maps and navigation products, leading to increased competition.

With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location‑based search and advertising, including through its global arrangements with manufacturers of mobile devices and network operators to preinstall on an exclusive basis a set of Google’s mobile applications. We expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition, albeit less intense, from the Russian and international businesses of Microsoft and Yahoo!

See also “—The competition to capture market share on mobile devices is intense, and if we are not successful in achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.”

On the domestic side, our principal competitor is Mail.ru Group. Although we power paid search on Mail.ru Group properties and monetize a number of Mail.ru Group properties through our Yandex Advertising Network, we also compete with Mail.ru Group for online advertising budgets, allocated between social networks and search. In addition, Mail.ru Group offers a wide range of internet services, the most popular Russian web mail service, and other services that are comparable to ours. Mail.ru’s search market share was 6.3% and 5.4% in 2015 and 2016, respectively. Although we have partnerships with a number of social networking sites and serve ads on some of these sites, we also view them as increasingly significant competitors. In light of their large audiences and the significant amount of information they can access and analyze regarding their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising that could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users.

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

The competition to capture market share on mobile devices is intense, and if we are not successful in achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.

Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through smartphones, wearable devices, and handheld computers such as tablets, as well as through video game consoles and television set‑top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 27% in the fourth quarter of 2015 to approximately 31% in the fourth quarter of 2016, while the percentage of our search revenues generated from mobile devices increased from approximately 19% to approximately 25% between those periods.

Each manufacturer or distributor of mobile or other devices may establish unique technical standards for its devices, and as a result our products and services may not work or be viewable on these devices. Some manufacturers may also elect not to include our products on their devices, or may be prohibited from doing so pursuant to their agreements with other parties.

In February 2015, we made a formal request to the Russian Federal Antimonopoly Service (FAS) to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package for pre installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share and ensure the presence of its other services on Android devices. In September 2015, FAS determined that Google had breached Russian antitrust laws. Google was ordered by FAS to refrain from anti-competitive behavior and to take action to restore competition and allow third party services such as Yandex search to be pre-installed on Android devices. Google appealed FAS’s decision to the Arbitrazh Court of Moscow and then to the Ninth Arbitrazh Court of Appeal: both appeals were unsuccessful for Google. Google is further appealing the FAS’s decision.  There is no assurance that following a final decision from the court we will succeed in maintaining or materially increasing our market share on mobile devices.

In addition, consumers are increasingly accessing content directly via applications, or “apps”, tailored to particular mobile devices or in closed social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in adapting our products and services and developing competitive new products and services. See also “—As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or stored in proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.”

We expect to continue to devote significant resources to the creation, support and maintenance of mobile products and services. If we are unable to attract and retain a substantial number of device manufacturers, distributors and users to our products and services, or if we are slow to develop products and technologies that are more compatible with such devices and platforms, we will fail to capture the opportunities available as consumers and advertisers transition to a dynamic, multi‑screen environment. Furthermore, given the importance of distribution and application pre‑installation arrangements with the most popular device manufacturers for successful operation of our business, failure to reach such arrangements may adversely affect our business, financial condition and results of operations.

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

Other factors which may cause our operating margin to fluctuate or decline include:

•

changes in the proportion of our advertising revenues that we derive from the Yandex ad network compared with our own websites. In periods in which our Yandex ad network revenues grow more rapidly than those from our own sites, our operating margin generally declines because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites, as a result of traffic acquisition costs (TAC) that we pay to our partner websites. Over several past years our partner TAC was above 50% of our online advertising network revenues. The margin we earn on revenue generated from the Yandex ad network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites;

•	investments we make in our business units, including in particular Taxi;

•

increased depreciation and amortization expense related to capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;

•

relatively higher spending on advertising and marketing to further enhance our brand and promote our services in Russia, to build and expand brand awareness in other countries where we operate and to respond to competitive pressures, if these efforts do not drive revenue growth in the manner we anticipate;

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

We generate almost all of our revenues from advertising, which is cyclical and seasonal in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition and results of operations.

In the past three years, we generated on average more than 95% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. According to AKAR, the rate of growth in online advertising expenditures was 24% in the nine months of 2016 compared to the similar period of 2015, up from a growth rate of 15% in 2015 compared with 2014 and a growth rate of 18% in 2014 compared with 2013. AKAR data for the full year of 2016 was not publicly available as of March 17, 2017.

Any decreases in online advertising spending due to economic conditions, or otherwise, could materially adversely impact our business, financial condition and results of operations. Additionally, volatility in international oil prices may continue to adversely affect the Russian economy. Any further potential deterioration in the economic conditions in Russia may adversely affect total advertising spending in Russia, which, in turn, would materially adversely affect our operating results.

Advertising spending and user traffic also tend to be seasonal, with internet usage, advertising expenditures and traffic historically slowing down during the months, when there are extended Russian public holidays and vacations, and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period‑to‑period basis may not be meaningful, and past results should not be relied upon as an indication of future performance.

We rely on third party partners for a material portion of our revenues and for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.

Revenues from advertising on our ad network partner websites represented 27.1% of our online advertising revenues in 2016 compared with 26.0% in 2015. This increase was driven by the addition of new advertising partners to our ad network as well as by improved targeting capabilities, which we introduced in the first half of 2016. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners, other than our agreement to power paid search results on Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue‑sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor’s advertising services, our revenues would decline.

Many of our key network partners operate high‑profile websites, and we derive tangible and intangible benefits from this affiliation, such as increased numbers of users, extended brand awareness and greater audience reach for our advertisers. If our agreements with any of these partners are terminated or not renewed and we do not replace those agreements with comparable agreements, our business, financial condition and results of operations would be adversely affected.

The number of paid clicks and amount of revenues that we derive from our partners in the Yandex ad network depends on, among other factors, the quality of their websites and their attractiveness to users and advertisers. Although we screen new applicants, favor websites with high‑quality content and stable audiences, and strive to monitor the quality of the network partner websites on an ongoing basis, these websites are operated by independent third parties that we do not control. If our network partners’ websites deteriorate in quality or otherwise fail to provide interesting and relevant content and services to their users, this may result in reduced attractiveness to their users and our advertisers, which may adversely impact our business, financial condition and results of operations.

To expand our user base and increase traffic to our sites and mobile applications, we enter into arrangements with leading software companies and device manufacturers for the distribution of our services and technology. In particular, we have agreements, on a co‑marketing basis, with certain internet browsers. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements. See also “—The competition to capture market share on mobile devices is intense, and if we are not successful in achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.”

Our most significant distribution partner in 2016 was Opera, which offers mobile and desktop browsers, and where Yandex is the default search in certain search entry points. Each of our other distribution partners constitutes less than 10% of our total distribution traffic acquisition costs. If we are unable to continue our arrangements with Opera, or maintain existing or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

As the Russian internet market matures, our future expansion will increasingly depend on our ability to generate revenues from new businesses, new business models or in other markets. If we do not continue to innovate and provide services that are useful and attractive to our users, we may be unable to retain them and may become less attractive to our advertisers, which could adversely affect our business, financial condition and results of operations.

As internet usage has spread in Russia, the rate of growth in the number of internet users has been declining. Our success depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to, or better than, ours. As our core market matures, we will need to provide new services, further exploit non‑core business models, such as our Taxi, E-commerce and Classifieds business units, or expand into new geographic markets in order to continue to grow our revenues at previously achieved levels. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, can be significant.

If we are unable to continue to develop and provide our users with quality, up‑to‑date services, and to appropriately time the services with market opportunities, or if we are unable to maintain the quality of such services, our user base may not grow, or may decline. Further, if we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may not grow or may decline.

If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners. This could adversely affect our business, financial condition and results of operations.

Our business depends on a strong brand and our ability to license, acquire or create compelling content at reasonable costs. Failing to maintain and enhance our brand and offering compelling content would harm our ability to expand our base of users, advertisers and network partners and would materially adversely affect our business, financial condition and results of operations.

We believe that the brand identity that we have developed through the strength of our technology, our user focus and in particular, our ability to deliver compelling content, has significantly contributed to the success of our business. We license much of our content from third parties, such as music, news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third‑party content providers this would likely result in a weakening of our brand and a loss of user traffic. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third‑party content providers would adversely affect our business, financial condition and results of operations.

We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. Our Yandex.Money business operates through a joint venture with Sberbank. Recently, it has been reported that Sberbank is considering an e-commerce joint venture with AliExpress, which could potentially compete with E-commerce, and which may adversely affect our brand and business. Although we have sought to implement appropriate controls and protections, as the minority partner in the Yandex.Money joint venture we may have limited ability to ensure that the business is always operated in a manner that is consistent with the broader Yandex brand.

Our carve‑out of certain of our services into newly created subsidiaries (business units), which we commenced in 2015, may also require additional efforts in order to maintain consistent use of our brand. Maintaining and enhancing our brand, especially in relation to mobile services, will depend largely on our ability to continue to be a technology leader and a provider of high‑quality, reliable services, which we may not continue to do successfully.

Many of our content licenses with third parties are non‑exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses.

Additionally, if we or our Yandex.Money joint venture partner fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations would be materially adversely affected. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline.

If we fail to manage effectively the growth of our operations, our business, financial condition and results of operations could be adversely affected.

We have experienced, and continue to experience, growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We carved out certain of our services into newly created subsidiaries, which we refer to as business units, in order to streamline the growth of those services. Management of the business units requires additional administrative effort. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we seek to achieve. If we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

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

We will need to make new arrangements for our Russian headquarters premises before our current lease expires in 2021, which may result in material expenses and distraction of management attention.

Our Russian headquarters are currently located in approximately 55,000 square meters of rented property in central Moscow, with a lease expiring in 2021. In February 2016, we announced that we entered into an agreement, pursuant to which we were supposed to become the sole owner of a newly-created company which was to hold title to the office complex in Moscow that houses the Yandex Group’s Russian headquarters. In September 2016,  we terminated this agreement. As a consequence, once our lease expires, we will need to make alternative arrangements for our Russian headquarters, which may include negotiating a new lease for our current premises, moving to new leased premises, or purchasing or developing our own premises. If we seek to negotiate a new lease for our current or new premises, we may be unable to secure favorable terms, and may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk. If we decide to purchase or develop our own premises, we may incur substantial up-front expenses and may encounter challenges in managing or coordinating a development process outside our area of core competence.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We commenced the carve‑out of certain of our services (Taxi and Classifieds in 2015 and E-commerce in 2016) into newly created subsidiaries (business units) spun off from our main operating subsidiary, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. Our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin‑off of certain business units may cause the loss of some of our clients, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

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

Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plan, we cannot guarantee that we will be able to retain our key employees. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests. Depreciation of the market value of our shares could also make such equity awards less effective in retaining our key employees, especially for options issued above the current trading price. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

The competition for software engineers and qualified personnel who are familiar with the internet industry in Russia is intense. We may encounter difficulty in hiring and/or retaining highly talented software engineers to develop and maintain our services. There is also significant competition for personnel who are knowledgeable about the accounting and legal requirements related to a NASDAQ listing, and we may encounter particular difficulty in hiring and/or retaining appropriate financial staff needed to enable us to continue to comply with the internal control requirements under the Sarbanes‑Oxley Act and related regulations.

Any inability to successfully retain key employees and manage our personnel needs may have a material adverse effect on our business, financial condition and results of operations.

Growth in our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.

We have limited experience with operations outside Russia, and in 2016 derived only approximately 8.3% of our revenues from customers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues in the new geography. For example, in 2011 we launched operations in Turkey. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

•	challenges caused by distance, language and cultural differences;
•	managing our relationships with local partners should we choose to adopt a joint venture approach in our international expansion efforts;
•	credit risk and higher levels of payment fraud in certain countries;
•	pressure on our operating margins as we invest to support our expansion;
•	currency exchange rate fluctuations and our ability to manage our currency exposure;
•	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;
•	legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for online services and content;
•	adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an unpredictable manner;
•	potentially adverse tax consequences;
•	deleterious changes in political environment;
•	unexpected changes in preferences and perceptions of our users and customers; and
•	higher costs and greater management time associated with doing business internationally.

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

Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our users’ internet experience, including hijacking queries to our search engine, altering or replacing Yandex search results, or otherwise disrupting our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex’s intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data. Such security breaches may expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

In addition, we offer applications and services that our users download to their devices or that they rely on to store information and transmit information to others over the internet. These services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user’s device or in our computer systems and networks. These applications may be difficult to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. If our efforts to combat these malicious applications are unsuccessful, or if our services have actual or perceived vulnerabilities, our reputation may be harmed, our user traffic could decline, and our communications with certain users could be impaired, which could adversely affect our business, financial condition and results of operations.

As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or stored in proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.

Social networks are important players in the internet market, and have a significant degree of control over the manner and extent to which information on their websites can be accessed through third‑party search engines.

In addition, a large amount of information on the internet is provided in proprietary document formats such as Microsoft Word and Adobe Acrobat. The providers of the software applications used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology. Information can also be stored in other closed systems, such as mobile apps.

If social or other networks or software providers take steps to prevent their content or documents in their formats from being searchable, such content would not be included in our search results even if the content was directly relevant to a search request. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites, in their networks or documents in their format and provide links thereto in our search results. If these parties also compete with us in the search business, they may give their search technology a preferential ability to search their content or documents in their proprietary format. Any of these results could adversely affect our brand, business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group‑wide patent protection strategy in selected jurisdictions, and to date we have filed more than 500 patent applications, of which more than 100 have resulted in issued patents to date. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

A number of internet, technology, media and patent‑holding companies own or are actively developing patents covering search, indexing, electronic commerce and other internet‑related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with online activities are likely to arise in the future. In addition, use of open‑source software is often subject to compliance with certain license terms, which we may inadvertently breach.

With respect to any intellectual property rights claim, we may have to pay damages or compensation and/or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on commercially reasonable terms or at all, and may significantly increase our operating expenses. We may be required to develop an alternative non‑infringing technology, which may require significant effort, expense and time to develop. If we cannot license or develop technology for any potentially infringing aspects of our business, we may be forced to limit our service offerings and may be unable to compete effectively. We may also incur substantial expenses in defending against third‑party infringement claims regardless of the merit of such claims.

We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation and business.

The law and enforcement practice relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and certain other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services, including if appropriate licenses and/or rights holder’s consents have not been obtained. For example, we have previously been involved in litigation regarding alleged copyright infringement in the United States. We are also regularly required to remove content uploaded by users on grounds of alleged copyright infringement, and from time to time we receive requests from individuals who do not want their names or websites to appear in our search results. Third parties may also seek to assert claims against us alleging unfair competition, data misappropriation, violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. If any of these complaints results in liability to us, the judgment or settlement could potentially be costly, encourage similar lawsuits, and harm our reputation and possibly our business.

The governments of the countries in which we operate are increasingly developing legislation aimed at regulation of the internet, in many places expanding liability and creating new obligations for companies which operate in the internet. For example, in 2017 new draft legislation was introduced which, if adopted, could require us to delist search results linking to websites that have been blocked in Russia for repeated copyright infringements. New legislation and regulations may impose additional new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit.

Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require a request from the governmental authority to take down the allegedly infringing or illegal information prior to blocking of a particular website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. In certain cases, even removal of illegal information does not eliminate the risk of website blocking or reinstate access to the blocked website. For example, Russian legislation allows for permanent blocking of websites for repeated violation of copyright and related rights. There is little clarity as to how this measure will be applied in practice. We may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers.

We rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which we operate, including third‑party providers for our principal internet connections and the equipment critical to our internet properties and services. Any errors, failures or disruption in the products and services provided by these third parties may materially adversely affect our brand, business, financial condition and results of operations.

Our future success will depend on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. The internet infrastructure may also be unable to support the demands placed on it by growing numbers of users and time spent online or increased bandwidth requirements. Government regulation may also limit our access to adequate and reliable internet infrastructure. Any outages or delays resulting from inadequate internet infrastructure or due to problems with our third-party providers could reduce the level of internet usage as well as our ability to provide our services to users, advertisers and network partners, which could materially adversely affect our business, financial condition and results of operations.

We may have difficulty scaling and adapting our existing technology architecture to accommodate increased traffic and technology advances or new requirements of our users and advertisers, which could adversely affect our business, financial condition and results of operations.

With some of the most highly visited websites in Russia, we deliver a growing number of services and page views to an increasing number of users. In addition, the services we offer have expanded and changed significantly and are expected to continue to do so in the future to accommodate bandwidth‑intensive technologies and means of content delivery, such as interactive multimedia and video. Our future success will depend on our ability to adapt to rapidly changing technologies, to adjust our services to evolving industry standards and to maintain the performance and reliability of our services. Rapid increases in the levels or types of use of our online services could result in delays or interruptions in our services.

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

Advertising displayed on our platforms may be interfered with by third parties, which may adversely affect our ability to attract advertisers. For example, third parties have in the past, and may in the future, employ technologies to block the display of ads on webpages. Ad‑blocking technology, if used widely and effectively, would reduce the amount of revenue generated by the ads we serve and decrease the confidence of our advertisers and Yandex ad network partners in our advertising technology, which may adversely affect our business, financial condition and results of operations.

If we fail to detect click fraud or other invalid clicks, we may face litigation and may lose the confidence of our advertisers, which may adversely affect our business, financial condition and results of operations.

We are also exposed to the risk of fraudulent and invalid clicks on the ads we serve from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to access the underlying content, including clicks resulting from click fraud executed by automated scripts of computer programs. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent click fraud and filter out fraudulent or other invalid clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for clicks that are later attributed to click fraud. If we are unable to stop these invalid clicks, these credits to our advertisers may increase. This could negatively affect our profitability, and these invalid clicks could result in legal claims or harm our brand.

Our business depends on the accuracy and reliability of our search results and dependability of our other services. A systems failure, technical interference or human error could prevent us from providing accurate search results or ads or reliably deliver our other services, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our business depends on our ability to provide accurate and reliable search results which may be disrupted. For example, because our search technology ranks a webpage’s relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. If our efforts to combat these and other types of “index spamming” are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

Although we maintain robust network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial‑of‑service attacks, computer viruses or other cyber‑attacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers, which we maintain ourselves, are also potentially subject to break‑ins, sabotage and intentional acts of vandalism, and to potential disruptions. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, which could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

From time to time, we have experienced power outages that have interrupted access to our services and impacted the functioning of our internal systems. Although we maintain back‑up generators, these may not operate properly through a major sustained power outage or their fuel supply could be inadequate. Any unscheduled interruption in our services places a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may be insufficient to reduce the frequency or duration of unscheduled downtime.

Although we test updates before implementation and there were no significant downtime periods in recent years, errors made by our employees in maintaining or expanding our systems may damage our brand and may have a materially adverse effect on our business, financial condition and results of operations.

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

We regularly acquire other businesses, technologies and teams. The acquisition and integration of new businesses, technologies and people pose significant risks to our existing operations, including:

•	additional demands placed on our management, who are also responsible for managing our existing operations;
•	increased overall operating complexity of our business, requiring greater personnel and other resources;
•	difficulties in expanding beyond our core expertise;
•	significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses; and
•

legal risks (including potential claims of the counterparty or of third parties), which may result from our lack of expertise in the field of the target’s business, incomplete or improper due diligence, misrepresentations by counterparties, and/or other causes.

The integration of new businesses presents a number of challenges, including differing cultures or management styles, poor financial records or internal controls on the part of the acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes in respect of under‑performing assets.

Moreover, our growth may suffer if we fail to identify suitable acquisition targets or are outbid by competing bidders. As a NASDAQ‑listed company, we are subject to securities laws and regulations that, in certain circumstances, require that we file with the SEC audited historical financial statements for businesses we acquire that exceed certain materiality thresholds. Given financial reporting practices in Russia and other countries in which we operate, such financial statements and documented systems of internal controls over financial reporting are often not readily available or not capable of being audited to the standards required by U.S. securities regulations. As a result, we may be prevented from or delayed in pursuing acquisition opportunities that our competitors and other financial and strategic investors are able to pursue, which may limit our ability to implement our growth strategy.

Our Yandex.Money joint venture may be used for fraudulent, illegal or improper purposes, which could materially adversely affect our brand, reputation, business, financial condition and results of operations.

Our joint venture, Yandex.Money’s, electronic payments system is susceptible to fraud and to potentially illegal or improper uses, and we have on occasion identified or been informed of such uses in the past. These may include:

•	illegal online gambling;
•	fraudulent sales of goods or services or other merchant fraud;
•	illicit sales of prescription medications, controlled substances, alcoholic beverages or tobacco products;
•	software and other intellectual property piracy;

•	bank or securities fraud, identity theft or money laundering;
•	improper use of the service for business‑to‑business transactions;
•	child pornography or trafficking; and
•	other illegal or improper purposes.

Our ability to control the day‑to‑day operations of Yandex.Money following completion of the joint venture transaction with Sberbank is more limited than was the case while we were the sole owner of this business. If Yandex.Money is unable to prevent, detect or otherwise adequately address fraud or other improper uses of its services, users may lose confidence in the integrity and security of its services, which may result in a reduction in the number of users and transactions. Any negative publicity associated with the Yandex name in connection with such activities, including criminal proceedings against a user who conducts illegal activities using its services, could result in damage to our brand or reputation. If we are unable to manage these risks, our brand, reputation, business, financial condition and results of operations could be materially adversely affected.

Failure to maintain effective customer service may result in customer complaints and negative publicity and may adversely affect our business, financial condition and results of operations.

Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or our Yandex.Money joint venture with Sberbank, or breaches of customers’ privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint venture and damage relations with them. Alternately, should breaches of customers’ privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of our Yandex.Money joint venture. Any inability by us or our Yandex.Money joint venture to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. If we or Yandex.Money fail to maintain effective customer service, our reputation may suffer and we may lose our customers’ confidence, which may adversely affect our business, financial condition and results of operations.

The inherent limitations of the available data regarding internet usage and online advertising may make it difficult to assess our markets and our market position.

We rely on and refer to information and statistics from various third‑party sources, as well as our own internal estimates, regarding internet usage and penetration and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Ukraine, Kazakhstan and Belarus are generally less consistent and reliable due to more limited third‑party measurements in those countries.

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent‑related matters, which are costly to defend and which could adversely affect our business, financial condition and results of operation.

The software, databases, algorithms, images, patentable intellectual property, trade secrets and know‑how that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor’s agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright and related rights as well as rights to file patent applications with respect to such products, and have the intellectual property rights required for their further use and disposal subject to compliance with certain requirements set out in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. We may not prevail in any such action and any successful claim, although unlikely to be material, could adversely affect our business and results of operation.

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

Any of these factors may result in our being subject to unpredictable fines or requirements, affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on our Class A shares and our business, financial condition and results of operations. The fact that we are a high‑profile company may heighten this risk. See “—Businesses in Russia have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated.”

Because the range of the services we provide is increasing and the legal framework governing internet services and e‑commerce in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.

As we increase the range of services and diversify our business we may have to apply for additional licenses. Maintenance of granted licenses and obtaining new licenses may require us to spend additional resources. Licensing requirements may also limit our flexibility in running our business. Failure to maintain required licenses may significantly limit our ability to provide new services in respect of which these licenses are required.

Court interpretations and the applicability of Russian legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are also required to have additional licenses, permits or registrations to provide our services. For example, we could fall within the regulations that require receipt of licenses/permits or compliance with certain mandatory procedures with respect to the provision of telecommunications services, the delivery of “mass media”, blogging and the use of encryption technologies by businesses.  Such licensing or compliance processes may be time consuming and expensive and we may not be successful in acquiring any newly required licenses.

Additionally, if we fail to obtain and maintain required licenses, permits or registrations or comply with certain mandatory procedures, we may face fines, penalties or sanctions.

As the legal framework in Russia continues to evolve, we may be required to take additional actions in order to comply with new legislation.  In January 2017, for example, a new law came into force that regulates the provision of online news aggregation services in Russia. In accordance with this law, websites that are used to process and disseminate news information and that are accessed by more than one million users per day must be registered. In addition, providers of news aggregation services are responsible for ensuring the legality and accuracy of the information that can be accessed by their users, unless the news information is reproduced verbatim from news published by registered mass media. The law also limited the ownership of news aggregation services to Russian entities and citizens. Implementation of this law may significantly affect our Yandex.News service and other services which could be used to process and disseminate news information. Although we believe that we currently comply with this law, the regulator may take a different view. Compliance with this law may also require us to spend additional resources and limit our flexibility in providing our services.

Recent amendments to Russian legislation regulating the use of cash registers changed the rules about processing payments received for sale of goods or provision of services. Businesses will have to store fiscal data electronically and send it to tax authorities over the internet. It is also expected that businesses will have to provide receipts to their customers, including in relation to online provision of services. Since the new rules are drafted in general terms, it is uncertain to what extent they apply to our operations. We may have to change our payment processing procedures and spend additional resources in order to ensure compliance with these new regulations.

Additionally, draft laws have been proposed to regulate the provision of online audiovisual services and taxi services and which could result in the regulation of internet services that offer audiovisual content or act as intermediaries between taxi service providers and passengers and which allows passengers to hail taxis, such as our services, Yandex.Video and Yandex.Taxi. In March 2017 the Russian Government approved for introduction into the Parliament another draft legislation which is aimed at regulation of services that aggregate information about goods and services offerings. Enactment of these draft laws could result in the imposition of additional obligations and liability on the providers of such intermediary services and could require us to modify certain of our services, including Yandex.Video, Yandex.Taxi, Yandex.Market and other services which aggregate information about goods and services offerings, and spend additional resources in order to ensure compliance with new regulations. If we fail to comply with applicable legal requirements, we may face fines, penalties or sanctions.

Applicable legislation imposes restrictions and requirements on us with respect to processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.

Collection and handling of user data by any entity or person in Russia and other countries may be subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In Russia, in order to store an individual’s personal data, we must obtain his or her written consent and use encryption and other technical means to protect his or her personal data. We do not collect or perform any operations on our users’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites.

Subject to several exemptions, processors of personal data must notify the appropriate Russian authority. We do not believe that we are required to make this notification.  However, due to the absence of established court practice and official guidelines on the application of the exemptions to notification, we cannot assure you that the regulator may not take a view that we nevertheless have to file a notification or comply with other requirements applicable to processors of personal data. If we are ultimately required to file such a notification or otherwise are determined to be subject to the rules regarding the collection and handling of personal data, we may be required to use special technical facilities and equipment and to adopt extensive internal compliance rules for the protection of personal data, which may adversely affect our ability to flexibly manage our business or make it more costly to do so.

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

Additionally, in Russia, “organizers of information distribution” are required to notify the relevant Russian authority about the commencement of their operations, and must retain a broad range of data relating to and generated by their users for a period of time, which must be provided to the authorities at their request. Our principal subsidiary operating in Russia has notified the relevant Russian authority that it acts as an organizer of information distribution with respect to some of the services it provides. Organizers of information distribution that use encryption when delivering or processing electronic messages have to provide the security authorities with information necessary for decoding the delivered or processed messages. Compliance with these requirements may require significant expenditures by us, including additional data centers, servers and other infrastructure or software development. Data retention may also harm our reputation with users. If we fail to comply with the above requirements, the Russian authorities can block access to our services in Russia.

Under Russian law, companies are also required to store all personal data of Russian users in databases located inside Russia. Since this legislation is drafted broadly, it is uncertain whether or to what extent it applies to our operations. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users. However, any non‑compliance with this requirement could lead to legal liability and potentially to restriction of the availability of the service in Russia. For example, in 2016 a Russian court ordered the blocking of access to a popular social networking website for violation of data protection legislation.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross‑border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. As our business grows we may also encounter increased pressure from foreign state authorities with respect to production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non‑compliance with such requests may lead to liability and other adverse consequences.

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

Russian law prohibits the sale and advertising of certain products and heavily regulates advertising with respect to certain products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers.

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties, such as Yandex, that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad‑serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

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

Many of our global competitors, such as Google, Microsoft and Yahoo!, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia. Russian laws and regulations that are applicable to us, but not to our foreign competitors, may impede our ability to develop and offer services that compete effectively on a global scale as well as in Russia with those offered by our foreign‑based competitors and generally available worldwide over the internet. Any inability on our part to offer services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

Russian authorities could determine that we hold a dominant position in one or more of our markets, and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations.

Russian anti‑monopoly legislation imposes restrictions on companies that occupy a dominant position in a given market. We believe that the authorities have not to date focused on internet advertising in Russia to any significant extent, although we are aware of public statements by government officials suggesting that the authorities may analyze the business of online social networking. Were the Russian authorities to investigate the internet or online advertising industries,  it is possible that they may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate. Additionally, from time to time we receive information requests from Russian Federal Antimonopoly Service (FAS) related to certain of our services. If FAS deems that we hold a dominant position in one or more of the markets in which we operate this could result in limitations on our future acquisitions and a requirement that we pre‑approve with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as abuse of a dominant market position.

Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

See  “—The competition to capture market share on mobile devices is intense, and if we are not successful in achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.”

Businesses in Russia have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated.

Many commercial laws and regulations in Russia are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a tendency to follow a very formal approach in certain cases, are entrusted with a high degree of discretion and have at times exercised their discretion in ways that may be perceived as selective or unpredictable, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, administrative investigations and civil actions as well as actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws, or interpretations of widely used practices in specific cases as impermissible. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

High‑profile businesses in Russia, such as ours, can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to facilitate change of control. Although we believe that our commitment to content neutrality principles lessens the risk of politically motivated actions against us, we cannot guarantee that we will not be affected by politically motivated actions that could materially adversely affect our operations. Moreover, although our Yandex.News service aggregates content by automatic algorithm, without regard to viewpoint, other parties may perceive our Yandex.News service as reflecting a political viewpoint or agenda, which could subject us to politically motivated actions.

The Russian parliament may adopt and government officials may apply unpredictable, contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations.

Existing restrictions on foreign ownership may prevent a takeover of our company by a non‑Russian party. If the Russian government were to apply existing limitations on foreign ownership to our business, or specifically impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares.

Russian law restricts foreign ownership of companies involved in certain strategically important activities in Russia. The relevant activities include activities connected with the use of encryption technologies that are subject to licensing. Currently, the internet and online advertising are not industries specifically covered by this legislation, but in the past there have been amendments under consideration by the Russian State Duma, which, if adopted, would include certain large internet companies within the scope of this law.

We believe that our Yandex.Money joint venture is subject to the above restrictions on foreign ownership because the Yandex.Money business currently holds an encryption license covered by the law. Since the completion of our joint venture in respect of  Yandex.Money in July 2013 following the sale by Yandex to Sberbank of 75% (less one ruble) of the total participation interest in Yandex.Money, we believe that the applicable restrictions in respect of private non‑Russian persons no longer apply to Yandex, but that the requirement to obtain prior approval from the Russian Government continues to be applicable to non‑Russian state or international organizations or entities controlled by a non‑Russian state or international organization that would seek to acquire shares of Yandex  or enter into an agreement that would establish direct or indirect control over Yandex and, therefore, trigger application of the law restricting foreign ownership. There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex over the Yandex.Money business, which would require the Russian Government’s preliminary consent for a broader number of transactions, including by private non‑Russian persons. Moreover, because Yandex holds 25% (plus one ruble) in Yandex.Money, there is a risk that a change of control in respect of Yandex would require preliminary consent of the Central Bank of Russia, as Yandex could be considered to indirectly hold more than 10% of the voting power of a non‑banking credit organization.

In 2016, legislation became effective in Russia that reduced the permitted level of foreign ownership in companies that hold Russian mass media registrations. The law limits the ownership or control, direct or indirect, of Russian mass media entities by non‑Russian entities and individuals to no more than 20%. Yandex’s principal businesses in Russia are not currently required to register as mass media, and therefore this new law is not applicable to our business. Were a new law with a similar regulation to be adopted that imposed a limitation on foreign ownership of internet businesses such as ours, or were the mass media law to be amended to require that our businesses register as mass media or implement a separate registration for online services, this could require a significant change in our operating or ownership structure, which could materially adversely affect our operations and/or the value of our Class A shares.

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

In January, 2017 a new law came into force that regulates the provision of online news aggregation services in Russia. The law limited the ownership of news aggregation services only to Russian entities and citizens. Although we believe that we currently comply with this requirement, we cannot assure that the regulator may not take a different view.

In November, 2016 a draft law was introduced that aims to regulate the provision of online audiovisual services. The draft law proposes to impose new obligations on audiovisual services providers and limit to no more than 20% the ownership or control, direct or indirect, by non-Russian entities and individuals of larger online audiovisual services. The proposed legislation is drafted in general terms and could potentially apply to any service offering audiovisual content. If the current proposal is implemented this could significantly affect our Yandex.Video service and other services that could be used to offer audiovisual content, and we may have to spend additional resources in order to ensure compliance with new regulations, or change the operating principle of, or cease to provide, our Yandex.Video service.

Businesses in Russia can be subject to efforts by financial groups seeking to obtain control through the exercise of economic or political influence or government connections.

Well‑funded, well‑connected financial groups and so‑called “oligarchs” have, from time to time, sought to obtain operational control and/or controlling or minority interests in attractive businesses in Russia by means that have been perceived as relying on economic or political influence or government connections. We may be subject to such efforts in the future and, depending on the political influence of the parties involved, our ability to thwart such efforts may be limited.

The Russian banking and financial systems remain less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business, financial condition and results of operations.

Russia’s banking and other financial systems are less well‑developed and regulated than those of some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms. In addition, the United States and European Union have imposed “sectoral” and related sanctions on named Russian banks in connection with developments in Ukraine. See “—Adoption and maintenance of embargo, economic or other sanctions, in particular with respect to the conflict in Ukraine, as well as similar measures against the countries in which we operate, may have a material adverse effect on our business, financial condition and results of operations.”

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

We do business with a number of companies, especially small companies that do not always operate in a fully transparent manner and that may engage in unpredictable or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have been approached by government authorities regarding potential tax claims or other compliance matters in connection with such transactions. For example, in 2016 we received a claim from the Russian tax authority in respect of one of our distribution agreements with a Russian software developer. We have both appealed the tax authority’s claim and made an accrual for it in our 2016 financial statements as we believe that due to the current court practice it is more likely than not that we will lose our appeal.

As we are a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we had knowledge of or aided such practices even when we did not.

Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.

Russian tax, currency, and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. Russian tax legislation largely follows the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and reduced tax revenue, the authorities are taking a more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be questioned by the authorities. High‑profile companies such as ours can be particularly vulnerable to such assertive positions of the authorities.

Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet.

Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with tax audits routinely undertaken at least every two years. A tax audit of our principal Russian subsidiary covering 2013 and 2014 was completed in 2016 and the resulting tax claims have been fully accrued in our 2016 financial results.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.

In 2016, our principal Russian operating subsidiary distributed limited dividends to our parent company (Yandex N.V.) and applied withholding tax at a 5% rate in reliance on the provisions of the Netherlands‑Russia tax treaty.

Yandex is incorporated in the Netherlands and our principal operating subsidiaries are incorporated in Russia. Our management seeks to ensure that we conduct our affairs in such a manner that our parent company is regarded as the beneficial owner of all its incomes and not regarded as tax resident in any jurisdiction other than the Netherlands and, in particular, is not deemed to be a tax resident of, or to have a permanent establishment in, Russia. Thus, dividends paid from our Russian operating subsidiaries to our parent company should generally be subject to Russian withholding tax at a 5% rate. If our parent company were not treated as a Dutch resident for tax purposes or if it were deemed to have a permanent establishment in Russia, or if the Russian tax authorities were to determine that other conditions for the application of the 5% rate are not met because, for example, if Yandex N.V. is not deemed to be beneficial owner of the dividends received, dividends paid from our Russian operating subsidiaries to our parent company would be subject to Russian withholding tax at the rate of 15%.

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

Based on the current state of the law and available interpretations, we believe that Yandex and our material foreign subsidiaries should not be treated as controlled foreign corporations for Russian tax purposes. However, there are risks that any of these rules may be interpreted or applied in a manner that may have an adverse effect on our results of operations.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. Our current policy is to retain substantially all our earnings at the level of our principal subsidiary for investment in Russia.

We did not provide for dividend withholding taxes on the unremitted earnings of our non‑Dutch subsidiaries in 2013 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. As of December 31, 2016, we had an accrual of RUB 990 million ($16.3 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary’s current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2016, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 52,240 million ($861.2 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 2,612 million ($43.1 million) as of December 31, 2016. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Risks Related to Ownership of our Class A Shares

The price of our Class A shares has been and may continue to be volatile. Market fluctuations specific to Russia or developing markets or to high‑growth technology companies generally may affect the performance of our Class A shares and could expose us to potential securities litigation, which could result in substantial costs and a diversion of our management’s attention and resources.

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

The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	macroeconomic and geopolitical developments, including those specific to the internet and online advertising both in Russia and globally;
•	quarterly variations in our results of operations or those of our competitors;
•	the level of use of internet search engines to find information;
•	fluctuations in our share of the internet search market;

•

the proportion of our revenues generated on our websites relative to those generated through the Yandex ad network or through distribution partners, as a result of the revenue sharing arrangements we enter into and the overall volume of advertising we provide our partners;

•	announcements of technological innovations or new services and media properties by us or our competitors;
•	the amount of advertising purchased or market prices for online advertising;
•	the emergence of new advertising channels in which we are unable to compete effectively;
•	the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;
•	changes in governmental regulations, in particular those applicable to regulation of online business in Russian and globally;
•	disruption to our operations or those of our partners;
•	our ability to develop and launch new and enhanced services on a timely basis;
•	commencement of, or our involvement in, litigation;
•	any major change in our directors or management;
•	changes in earnings estimates or recommendations by securities analysts;
•	our ability to compete effectively for users, advertisers, partner websites and content;
•	the operating and stock price performance of other companies that investors may deem comparable to us;
•	fluctuations in the exchange rate between currencies, including the Russian ruble and the U.S. dollar; or
•	general global or Russian economic conditions and slow or negative growth or forecast growth of related markets.

Additionally, volatility or a lack of positive performance in the price of our Class A shares may adversely affect our ability to retain key employees, some of whom have been granted equity awards.

This volatility may affect the price at which holders of Class A shares may sell such shares and the sale of substantial amounts of our Class A shares could adversely affect our trading price.

In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The concentration of voting power with our principal shareholders, including our founders, directors and senior management, limits your ability to influence corporate matters.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 28, 2017, our founder, directors, senior management (and their affiliates) and principal non‑institutional shareholders together own 83.88% of our outstanding Class B shares and 3.83% of our outstanding Class A shares, representing in the aggregate 53.26% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 76.51% of our outstanding Class B shares representing 47.29% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founder, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets.

This concentrated control limits your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected.

Certain of our directors and shareholders and their affiliates may have interests that are different from, or in addition to, the interests of other Yandex shareholders.

Some of our directors are affiliated with investment funds or financial institutions that have investments in other businesses or entities that currently or may in the future compete with us. These affiliations may require such directors to recuse themselves from consideration of certain transactions or may otherwise create real, potential or perceived conflicts of interest.

Our Board of Directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change‑of‑control transactions.

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

Any holding, transfer or acquisition by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of Class B shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), without the prior approval of our Board of Directors, first, and then the priority shareholder, will be null and void. The acquisition of shares in excess of the thresholds permitted by our articles of association will be subject to certain notification requirements set forth in our articles of association. Failure to comply with those terms would render the transfer of such shares null and void. In addition, the holders of such shares would not be entitled to the dividend or voting rights attached to their excess shares. The rights of our Board of Directors and our priority shareholder to approve accumulations of stakes in our company may prevent or delay change‑of‑control transactions.

Anti‑takeover provisions in our articles of association and the shareholders agreement among our principal shareholders may prevent or delay change‑of‑control transactions.

In addition to the rights of our board and of the priority shareholder to approve the accumulation of stakes of 25% or more, as described above, our multiple class share structure may discourage others from initiating any potential merger, takeover or other change‑of‑control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•	the staggered three‑year terms of our directors, as a result of which only one‑third of our directors are subject to election in any one year;
•	a provision that our directors may only be removed by a two‑thirds majority of votes cast representing at least 50% of our outstanding share capital;
•	the authorization of a class of preference shares that may be issued by our Board of Directors in such a manner as to dilute the interest of any potential acquirer;
•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board of Directors;

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. We follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government‑recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ Global Select Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti‑takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). The DCGC requires that companies either “comply or explain” any noncompliance and, in light of our compliance with NASDAQ requirements and as permitted by the DCGC, we have elected not to comply with all of the provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2016 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

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

In addition, the rights of our shareholders are governed by Dutch law and our articles of association, and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

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

became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, the Netherlands (tel: +31‑20‑206‑6970). The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel. +7‑495‑739‑7000).

For a discussion of our principal acquisitions and disposals in 2016, see “Operating and Financial Review and Prospects—Recent Acquisitions”

Business Overview

Our Business

Yandex is one of the largest internet companies in Europe, operating Russia’s most popular search engine and its most visited website. Yandex’s goal is to help consumers and businesses better navigate the online and offline world. Since 1997, Yandex has delivered world-class, geographically relevant search and locally tailored experience on all digital platforms, based on innovative technologies. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe.

Yandex is a technology company that builds intelligent products and services powered by machine learning. Our products and services are based on complex, unique technologies that are not easily replicated. Benefiting from Russia’s long‑standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company.

We derive substantially all of our revenues from online advertising. We enable advertisers to deliver targeted, cost‑effective ads that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third‑party websites that make up our Yandex ad network. Through our ad network, we extend the audience reach of our advertisers and generate revenue for both our network partners and us. We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats across different platforms. Other revenue streams come from our e‑commerce offerings, classifieds and e-hailing service.

Our businesses are organized in the following operating segments:

•	Search and Portal, which includes all services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;
•	E‑commerce (including the Yandex.Market service);
•	Taxi (including the Yandex.Taxi service);
•	Classifieds (including Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel); and
•	Experimental businesses, where we aim to prove new business models. These include:
•	Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV Program);
•	Yandex Data Factory;
•	Discovery Services (including Yandex Zen and Yandex Launcher);
•	Search and Portal in Turkey.

Search and Portal

We offer a broad range of search, location‑based, personalized and mobile services that are free to our users and that enable them to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices.

Yandex Search

Our search engine offers almost instantaneous access to the vast range of information available online. We utilize linguistics, mathematics, machine learning and AI to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users.

We continuously seek to enhance our search capabilities by regularly expanding our algorithms. In 2016 we introduced a new neural networks based search algorithm, code-named ‘Palekh’, to improve the quality of answers to long-tail queries. We continuously strive to develop innovative new concepts for our search engine.

Yandex Search generated 56.4% of all search traffic in Russia in 2016 and 55.5% in February 2017, according to Liveinternet.ru. The percentage of our total search traffic, generated from mobile devices averaged approximately 31% in Q4 2016 compared with 27% in Q4 2015, while the percentage of our search revenues generated from mobile devices increased to approximately 25% from approximately 19% respectively.

Maps and Location‑based Services

Yandex.Maps. Our Yandex.Maps provide high‑quality, detailed maps of Russia, Ukraine, Kazakhstan, Belarus, as well as a detailed map of Turkey and satellite images of the whole world. We offer our users panoramic views, public transportation routes and driving directions with voice controls and turn by turn navigation.

We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback. In 2016, we implemented a new data update engine, which allows us to update our maps twice a week and introduced pedestrian routes.

Yandex.Maps is also available via application programming interfaces, or APIs, which allow developers to embed and use our interactive maps in third‑party websites and applications, as well as to add extra layers of information—for example, to offer a map showing the location of a restaurant or a hotel.

We also offer Yandex.Navigator, our free standalone mobile application providing turn‑by‑turn navigation. It incorporates a voice input function and a large set of voice commands that allow users to interact with the app without touching the screen, includes important features such as speed limit warnings and provides parking information. In 2016 we introduced new features of natural guidance, which suggests physical objects as reference during the route, voice notifications for accidents, road works and smart lane info. It is Yandex’s most popular mobile app in terms of usage. In 2016, Navigator along with a number of our other apps was integrated into the onboard navigation units of certain trim levels of Toyota Camry, one of the brand’s most popular models in Russia.

The Yandex.Transport app provides users with real‑time data on public transport in a number of Russian cities. In 2016, we launched Yandex.Transport in a number of cities across the globe to understand the scalability of the app. Outside of Russia, Yandex.Transport currently operates in Helsinki and Tampere, Finland, Budapest, Hungary, Sydney and Brisbane in Australia and Auckland in New Zealand.

Personal Services

Yandex.Mail. Yandex.Mail provides users with fast and easy access to their email.

Yandex.Disk is our cloud‑based storage service that allows users to upload, store, read and share their photos, videos or documents online and access them at any moment from any device.

Yandex.News

Yandex.News, the most visited online news aggregation service in Russia, providing a comprehensive media overview for our users. We aggregate and present local, national and international news, currently from more than 6,700 licensed news sources. The selection of news is fully automated and editorial-free.

Yandex.Weather

Our Yandex.Weather service offers hyperlocal weather information based on our proprietary weather forecasting technology, Meteum. Powered by machine learning, it gives accurate forecasts for areas as local as individual neighborhoods across Russia. In 2016, Yandex started providing users in over 20 Russian cities with short term precipitation forecasts based on machine learning and neural networks. In summer 2016, we also announced the commercial launch of a Yandex.Weather API for B2B clients.

Yandex Browser

Our Yandex Browser is the second most popular browser on desktops and the most popular non-native browser on mobile platforms in Russia. It is also the fastest growing browser on the Russian market. Yandex Browser makes surfing the internet safe as we continue to focus on the security and privacy of our users. In 2016 we enhanced our “Protect” technology with payments protection and malicious ads blocking.

In June 2016, we incorporated Zen, our personal recommendation service, directly into the Yandex Browser. Zen selects news articles, blog posts, and other publications that a user may find interesting. The selection is based on the user’s browsing history and stated preferences.

The combined share of searches processed through Yandex Browser in Russia reached 18.5% in December 2016, according to Yandex.Metrica.

Distribution Partnerships

In order to provide easier access to our services, we partner with other browser developers. Our most significant distribution partner is Opera, which offers mobile and desktop browsers, and where Yandex is the default search in certain search entry points. Yandex search is also the default search engine in Mozilla Firefox in Russia and in Turkey. In late 2015, we announced a strategic cooperation agreement with Microsoft in Russia, Belarus, Kazakhstan, Ukraine, Turkey, and several other countries, where Yandex is offered as the default homepage and search engine for the Microsoft Edge browser as well as Internet Explorer across Windows 10 devices.

Yandex is currently included as the default search engine on a limited number of mobile handsets sold in Russia, and as one of the search options in the Safari browser on Apple devices running iOS7 and later versions of the system. We believe that Google remains the default search engine on all iOS devices and almost all Android devices. Our services and applications are also distributed by a limited number of OEMs, retailers, browser makers, and telecom operators in Russia. We believe that distribution is an important part of our overall marketing strategy and serves to increase our user base.

Our Monetization and Advertiser Services

We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats.

Performance‑based ads are principally targeted to a particular user query on our search engine result pages, and on search result pages of our partners, as well as to the content of a particular website or webpage being viewed, or to user behavior or characteristics. Such ads are clearly marked as paid advertising and are separate from our organic search results and non-advertising content.

Most of our revenues are generated from performance‑based advertising, on a pay‑per‑click basis, with a smaller portion generated from brand advertising and video advertising, based on the number of impressions delivered.

We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws.

Yandex.Direct

Yandex.Direct is our auction‑based advertising placement platform, which uses auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost‑effectively deliver relevant ads targeted at particular search queries or content on Yandex websites or third‑party websites in the Yandex Advertising Network. Advertisers may use our automated tools, often with little or no assistance from us, to create performance‑based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, online sign‑up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. We also offer a Yandex.Direct mobile app to better facilitate advertisers’ access to our service to manage their advertising campaigns.

Performance‑based ads on our desktop search engine results page (SERP) appear in one of several general categories: top placement, appearing above the organic search results and featuring up to three paid links; and a southern block, which appears either below the organic search results or the right-hand block, which appears to the right of the organic search results, featuring up to nine paid links in total. Performance‑based ads on our mobile SERP appear in top placement, above the organic search results and featuring up to two paid links, and up to one paid link appearing below the organic search results.

Yandex.Direct uses a Vickrey‑Clarke‑Groves (VCG) auction to serve ads on our SERP. VCG auction motivates bidders for truthful bidding. In the VCG auction, the cost‑per‑click price is based on the difference between the amount of traffic in different ad positions. If an ad in the top position yielded 15% more clicks than it would have done in the second position, the advertiser would pay only for these additional clicks if their ad moved up from the second position to the top. In contrast to the second‑price auction, the cost of baseline clicks in the VCG auction remains the same regardless of the ad’s position. The average cost per click grows in proportion to the increasing amount of traffic, making advertisers compete for additional traffic.

We’ve been constantly introducing new technologies and algorithms to upgrade our ranking algorithms and to increase relevance of ads on Yandex SERP and on the Yandex Advertising Network. We are continuously analyzing and developing additional targeting factors to deliver relevant advertising to the end use and maximize the total economic value of ads for our advertisers.

In 2016 we greatly improved our “broadmatch” capabilities both on Yandex search and in our Advertising Network. This feature is extremely helpful for advertisers who want to significantly broaden their reach through online advertising. In 2016 we also added a number of new ad formats, helping advertisers achieve their goals, including a private marketplace – a tool for private deals between advertisers and publishers; priority placement for video ads on Yandex.Video website, CPI (cost-per-install) ads to promote mobile applications, smart banner ads with dynamic content that is personalized for individual users based on their interests, and Yandex.Audience, our reach-your-client and look-alike targeting tool which helps advertisers target new clients more effectively based on their client base and look-a-like characteristics that Yandex.Audience offers to them.

Our web analytics tool, Yandex.Metrica, is the most popular web analytics system in Russia. It allows advertisers in near real‑time to analyze the “post‑click” behavior of users to evaluate the key efficiency parameters of their advertising campaigns—for example, to analyze the conversion rate, or the cost of attracting a visitor who performs the desired action. Based on this data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns.

Programmatic advertising

We have been developing a range of programmatic advertising products, which utilize real‑time bidding technologies to provide effective solutions to our publisher and advertiser partners. Yandex RTB ad exchange connects to our performance‑based demand‑side platform (DSP) Yandex.Direct, to our display‑based DSP “AWAPS” as well as to integrated third party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, search and browsing history, and so on. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through the acquisition of ADFOX, we provide a supply‑side platform to our publisher partners. ADFOX is able to mediate in real‑time between programmatic brand ads from AWAPS, performance‑based ads from Yandex.Direct, ads from integrated third party DSPs and publisher’s own direct sales.

Yandex Ad Network

Our Yandex Advertising Network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our partners are some of the largest Russian websites, including Mail.ru, Rambler, Bing, Livejournal, Avito.ru and others.

We help third‑party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver performance‑based ads on their search results pages or websites. Our advertising algorithms use our proprietary MatrixNet technology, which optimizes the click‑through rate on our network through improved click prediction.

To date, we have not guaranteed any minimum revenues to our network partners but may consider doing so on a selective basis in the future.

We screen applicants for the Yandex Advertising Network and favor websites with high‑quality content and stable audiences. We believe that we will continue to attract high‑quality websites to our network through our solid relationships with advertisers, our track record in monetizing internet traffic and content, and our attractive revenue‑sharing propositions.

In 2016 we launched ‘relevance-match’ technology, where we show ads to users based on their look-alike characteristics. In 2016 we also extended bid correction algorithms to our Ad Network. Improvements in our relevancy forecast allow us to predict the quality of a potential click. In case the formula suggests that the quality of click will be insufficiently high, bid correction either automatically reduces advertisers’ bid or chooses not to show the ad at all. While this reduces our potential revenue, it significantly increases advertisers’ trust and loyalty and motivates our publisher partners to focus on improving the quality of their traffic.

Mobile Advertising

In 2016 we significantly widened options for advertisers to promote their goods and services on mobile. We are offering our advertisers to display ads on mobile versions of Yandex services, Advertising Network partner websites, and mobile applications. Impressions are sold on the basis of an auction (Real-Time Bidding) where the cost of an ad impression is determined through bidding between advertisers, rather than on a fixed sum basis.

Yandex.Direct also now features ad formats specifically developed to tap into the fast-growing mobile app install market. These ads appear in search results and on our ad network partner sites and apps  on mobile devices. Tapping on the ad, the user is automatically redirected to the app’s page in the app store where they can view more information and download it. In terms of pricing advertisers can either use regular bid management strategies or choose between average CPI or maximum number of installations in one week.

Yandex Location‑Based Priority Placement

Through partnerships with dozens of regional business directories, we compile and update our own Yandex.Spravochnik—a business directory covering the whole of Russia and other neighboring countries. We supplement the business directory with data mined from the web, as well as with direct submissions from participating businesses. Yandex.Spravochnik data appear both in our search results and on our maps, including our mobile application, in response to search queries within the specified area. Our Geo‑Direct Business Directory service allows businesses to pay for a premium placement on our maps, including maps returned in our search results, highlighting their address and allowing users to access their contact details with a single click. This advertising product is designed primarily for small and local businesses—for example, hairdresser salons and auto repair shops, as well as restaurants or bank branches. We offer this service for a fixed price on a fixed‑term basis, and it can be ordered through our regional partners and advertising agencies, as well as directly through our online interface.

In Q3 2016, we started our experiments with monetization of Yandex.Navigator. It is at an early stage, but we are seeing interest from a number of offline businesses to be promoted within Yandex.Maps and Yandex.Navigator.

E‑commerce

Launched in 2000, Yandex.Market is one of the most popular services in Russia, providing product information, price comparisons and consumer generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and “brick and mortar” retailers, and currently feature more than 120 million offerings in more than 2,000 product categories from over 20,000 participating merchants.

Yandex.Market gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Merchants submit their product catalogs and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market incorporates our proprietary recommendation technology which provides users with personalized product recommendations.

Yandex.Market is priced on a cost‑per‑click (CPC) basis, similar to Yandex.Direct and also operates on a take-rate-based model. In September 2016 we started to actively switch certain goods categories in several regions to the take-rate-based model as we consider it beneficial to both merchants and consumers.

Taxi

Yandex.Taxi is our e-hailing service. Established in 2011, Yandex.Taxi has experienced exceptional growth over the years becoming the leader of e-hailing market in Russia. Our primary competitors include Uber and Gett. In 2016, Yandex.Taxi launched its service in 36 new cities and as of December 31, 2016 was operating in 46 cities across Russia, Georgia, Armenia, Kazakhstan, Belarus and Ukraine. Competitive pricing and short wait times have led to a rapid uptake of the services. Secular tailwinds include the introduction of paid city parking in many urban areas, aging public transportation infrastructure, and high costs of car ownership.

In September 2016, Yandex.Taxi lowered its minimum tariffs in Moscow and many other cities, introduced minimum fare guarantees for drivers and rolled out surge pricing, which improves our ability to balance driver supply and passenger demand. Yandex.Taxi benefits from our expertise in machine learning allowing us to increase efficiency and improve fleet utilization through the introduction of ride-chains and ride dispatching algorithms. As a result of these implementations and active geographical expansion of Yandex.Taxi during 2016, the number of rides completed through the service grew 452% in December 2016 compared with December 2015 and reached 16.2 million rides.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel.

Auto.ru. Auto.ru is our classifieds platform for used and new cars, other private and commercial vehicles and spare parts. Our goal is to provide our users with the means to find the exact car they are looking for. We care about the quality of the cars advertised on our platform. In 2016 Auto.ru introduced certification centers for used cars, which allow sellers to have their cars inspected along up to 300 parameters, thus providing buyers with more information about the car they are buying. Security of our users is another priority. In 2016 we began to route calls to sellers in a way that protects our sellers from spam calls and SMS’s. Analysis of the indirect data about the calls, like frequency and duration, allows us to improve our listing ranking and adjust moderation processes.

We monetize Auto.ru through advertising, value added services (VAS) and listing fees for dealers and individuals selling more than one car per month.

Yandex.Realty is our real estate classifieds service, acting as both an aggregator of ads from other websites and a place where private individuals and realtors can place their listings directly. The service provides listings for both sale and rental of apartments, rooms, houses and vacation homes. In 2015 we added the option to place listings for flats in newly‑built or under‑construction apartment complexes in Moscow.

Yandex.Jobs, our service for job seekers, was launched in 2010 and in 2015 underwent a complete redesign, with the new version initially launched as a mobile app for Android and iOS. The focus of the new version is on blue collar and service industry jobs. Job search is highly simplified and users can call the potential employer directly from the app. The service aggregates vacancies from a number of partners.

Yandex.Travel. In March 2015 we launched our tour aggregator Yandex.Travel service. It allows users to search for a vacation using multiple criteria and taking their personal preferences into account. Its unique feature is the ability to compare the price of a holiday provided through an agency with a “do it yourself” trip where users buy tickets and book hotels on their own. We also provide information such as hotel reviews that we generate using our fact extraction technology.

Experiments

Aside from our core business and our newly established business units, we have a number of divisions that we currently consider to be experimental in nature. We believe that some of them have a good chance of transforming into separate business units in the future.

Media Services

Our Media services unit consists of a number of services that provide our users with streaming audio, video and other entertainment data. These are:

•

KinoPoisk is the largest and the most authoritative Russian language source for movie, TV series and celebrity content and the #1 movie website in Russia with more than 30 million unique monthly visitors. By providing the users with critic and user reviews and ratings, personalized recommendations, trailers, photo galleries, trivia, entertainment news, box-office data, editorial feature sections as well as local movie showtimes and ticketing, the service helps to decide what to watch and where to watch it. It also features KinoPoisk+ platform allowing users to watch movies from official online cinemas.

•

Yandex.Music is our music streaming service, offering users millions of tracks and facilitating new music discovery with its recommendation tools and Radio feature. Yandex.Music has a free web version with 20 million monthly users and mobile app that includes in-app subscriptions and is offered as both Yandex’s own service and as a white label product for mobile operators. The number of subscribers tripled in 2016 passing the 250,000 users mark. Yandex.Music has recently made its way to AppAnnie’s top-5 mobile apps by revenue in Russia in 2016 taking fourth place.

•

Yandex.Afisha. Yandex.Afisha (“playbill”) allows users to select entertainment from a wide variety of options. The service provides an opportunity to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently active in over 140 cities across Russia.

•	Yandex.TV Program. Yandex.TV Program is a service providing users with an up to date schedule of broadcast, cable and digital TV channels as well as an option to view certain TV channels online.

Yandex Data Factory

Yandex Data Factory (YDF) is aimed at developing big data analytics solutions for companies in finance, retail, telecom, manufacturing, healthcare and other industries. Our YDF team consists of machine learning and data analytics experts who use data science to improve businesses’ operations, revenues and profitability. Yandex’s unique proprietary technologies applied in our own products are now available to help businesses utilize their accumulated data, including through tailored cross‑sell and upsell recommendations, customer churn prevention, demand forecasting and manufacturing process optimization.

In 2016, Yandex Data Factory continued to execute successful projects for a number of Russian and international companies, including  Magnitogorsk Iron and Steel Works (MMK), Russia’s third largest steel works, Pyatyorochka, one of Russia’s leading grocery chains, and the Bank of Russia, the country’s central bank.

Discovery Products

Yandex Zen scours the web for fresh content and then presents it in an endless feed that informs, intrigues, and inspires users with interesting articles, news, videos, images, and other content matching the user’s personal interests. Yandex Zen is a core component of Yandex Browser and Yandex Launcher and is also available as a Software Development Kit (SDK) for third party mobile software developers. All the products incorporate the latest developments in machine learning and artificial intelligence.

In June 2016, we started to enrich the experience of our Yandex Browser users with Zen, which helped increase user engagement and created additional inventory for ads. Average time spent per user on Zen is 20 minutes. Throughout 2016 we continued to roll out Zen globally and currently it is available to users in over 100 countries.

Yandex Launcher is our take on the Android interface, allowing users to adapt their Android phones to fit their style and fill it with interesting content from all over the internet. Yandex Launcher has a number of helpful features such as grouping apps on a user’s smartphone into convenient categories. It also provides users with easy access to Yandex Zen. After an initial launch in Latin America we also released the product in Russia and other countries.

In October 2016, we announced the launch of a global partnership program for Android handset manufacturers and telecom operators. Yandex’s partners preinstall our proprietary products, Yandex Browser and Yandex Launcher, to achieve device differentiation, enhance end user experience and gain additional income through our ad revenue sharing model. The first round of Yandex partners includes Fly, LAVA, MTS, Multilaser, Posh Mobile, Wileyfox and ZTE, with products available in Europe, India, Latin America and Africa.

Search and Portal in Turkey

Aside from Russia, Ukraine, Belarus and Kazakhstan, Yandex is also available in Turkey, providing users in this country with Yandex’s major products such as search, mail, maps, traffic, weather and browser. In 2011 we opened an office in Istanbul and launched the portal yandex.com.tr in Turkey. The main focus of our Turkish office is providing advertising services to local customers and promoting our core services, mainly search and geo‑informational services, for Turkish users.

Our Technology

Yandex is a technology company, that pioneered machine learning, artificial intelligence and neural networks early on. This expertise uniquely positions us on the global technology arena, allows us to innovate on our local markets and to continuously improve our products and services based on complex, unique technologies that are not easily replicated.

Yandex distributed infrastructure

We seek to ensure the speed and reliability of our services regardless of the user’s location by operating our own Content Delivery Network (CDN) of points of presence in major cities throughout Russia and the other countries in which we operate. This network allows us to support reliable 24/7 operations, including server‑based computations, research and development work, and user and advertiser services. We use proprietary computer architecture to link these clusters of servers, as well as proprietary computational software that operates across these distributed servers, including software that enables us to deploy and monitor software across our systems. This allows us to use relatively inexpensive off‑the‑shelf servers as the foundation of our robust and effective systems for redundant, distributed data storage, retrieval and distributed calculations. Geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail‑safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Advertisers

Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium‑size enterprises purchase the bulk of our performance‑based advertising. No particular advertiser accounted for more than 1.2% of our total revenues in 2014, 2015 or 2016.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia and Ukraine, as well as Lucerne, Switzerland, Newburyport, Massachusetts, USA, and Shanghai, China. We attract advertising customers through both online and offline sales channels.

The substantial majority of our advertisers use our automated Yandex.Direct service to establish accounts, create ads, target users and launch and manage their advertising campaigns. We provide email and telephone support for these customers. Our largest advertising clients are served by a dedicated sales team. These companies may request strategic support services, which include a dedicated accounts team, to help them set up and manage their campaigns. Our sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, thus measuring and improving advertisers’ return on investment.

The Yandex ad network follows a similar model. Most of the websites in the network submit their applications through Yandex.Direct’s automated partner interface. Our direct sales force focuses on building relationships with our largest partners to help them get the most out of their relationship with us.We also have relationships with different advertising sales agencies placing online advertising.

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services. We also invest heavily into our three business units, E‑commerce, Taxi and Classifieds, to grow customer awareness, increase user base, increase usage in the existing markets and penetrate into other geographies.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Ukraine, Belarus, Kazakhstan and Turkey. We face competition from global players such as Google and local players such as Mail.ru Group, both of which offer proprietary search and other services.

Globally, we consider Google to be our primary competitor. Google launched its Russian‑language search engine, google.ru, in 2001 and established its first office in Russia in 2006. In addition to its search solutions, Google offers online advertising and information and other search services similar to ours, including services similar to Yandex.Direct and Yandex.Maps. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete with us.

In terms of domestic players, our principal competitor is Mail.ru Group. In early 2010, Mail.ru Group launched its own search platform, and in July 2013 announced that it had fully switched to its proprietary search technology in organic search results. We have entered into a partnership with Mail.ru Group pursuant to which Mail.ru Group uses the Yandex.Direct advertising system to power paid search results on its properties. Mail.ru Group offers many communication services, including Russia’s most popular webmail, social networking and messenger services.

The following table presents a comparison of Russian search market share, according to Liveinternet.ru, based on search traffic generated:

	2014	2015	2016
Yandex	60.9%	57.6%	56.4%
Google	29.3%	34.5%	37.2%
Mail.ru	7.3%	6.3%	5.4%

We also face competition from the Russian and international websites of Microsoft and other established companies and start‑ups that are developing search and online advertising technologies. We also compete with online advertising networks, such as Google and MyTarget, which direct  online advertising on a number of popular Russian websites.

We believe that social networking sites, such as Facebook, Twitter, and Mail.ru Group’s Vkontakte, Odnoklassniki and My World services, will become significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access and analyze regarding their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising which could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

In certain vertical areas, in particular those in which our business units operate, we compete with niche services, including e‑commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. Our Yandex.Taxi service competes with Gett and Uber as well as a number of regional players across Russia. Our e‑commerce services face competition from a number of local players acting as both merchants and marketplaces, Avito, which acts as a marketplace for merchants and private individuals, Youla, and a number of international players popular with Russian users, especially those from China such as Aliexpress. In addition, it has been recently speculated that Sberbank and AliExpress are considering an e-commerce joint venture, which could potentially compete with Yandex.Market. Our Classifieds services compete with Avito in most areas as well as a number of players present in specific industries such as CIAN in real estate and Drom.ru in automobile sales.

We also face competition from other search and service providers in establishing relationships with device manufacturers, such as mobile and tablet computer makers, and access providers, such as internet service providers. Such companies have a significant degree of control over the distribution of products and services, including by offering or establishing exclusive arrangements for “default” search features or other services and bundling them with their offerings. Our users typically have direct relationships with these companies, and may be influenced by economic or other factors in deciding which search or other services to use.

In February 2015, we made a formal request to the Russian Federal Antimonopoly Service (FAS) to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package for pre installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share and ensure the presence of its other services on Android devices. In September 2015, FAS determined that Google had breached Russian antitrust laws. Google was ordered by FAS to refrain from anti-competitive behavior and to take action to restore competition and allow third party services such as Yandex search to be pre-installed on Android devices. Google appealed FAS’s decision to the Arbitrazh Court of Moscow and then to the Ninth Arbitrazh Court of Appeal: both appeals were unsuccessful for Google. Google is further appealing the FAS’s decision.

Science and Education

Our team of specialists represents many scientific disciplines, including mathematics, data analysis, programming and linguistics. Besides working on products and technologies at Yandex, some of our experts teach, lecture and train students and young specialists.

We also run our own educational programs. The Yandex School of Data Analysis, offering free courses for university graduates and senior high school students, has been running since 2007. The school trains specialists in data processing, data analysis and fact extraction. The school’s graduates find employment at Yandex and many other companies. Yandex also has schools for project managers, user interface developers, designers and other specialists in IT.

We also partner with Russia’s leading research centers and universities, including the Moscow Institute of Physics and Technology and the Higher School of Economics. Yandex’s experts give lectures to high school students. We sponsor a number of school contests in computer programming, mathematics and linguistics. In 2016 Yandex launched a project to teach programming to school children. Called Yandex.Lyceum, it started classes in October in Saratov, Penza, Kaluga and Tambov, with the support of regional governments and ministries overseeing education and IT. In the future, the plan is to expand the project to most large cities across Russia.

Russia’s largest technology conference, Yet Another Conference, which is organized by Yandex every year, gathers industry experts from all over the world. We also run scientific conferences on machine learning, as well as seminars, lectures, workshops and master classes for those who wish to make or have already made a career in the technology industry.

Employees and Workplace Culture

We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best computer scientists and engineers, as well as talented sales, marketing, financial and administrative staff. We seek to create a dynamic, fulfilling work environment with the best features of a “start‑up” atmosphere, encouraging equal participation, creativity, the exchange of ideas and teamwork.

Our total headcount increased from 5,463 at December 31, 2015 to 6,271 at December 31, 2016. As of December 31, 2016, we had 3,709 employees related to product development cost category, 2,095 employees related to sales, general and administration, and 467 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group‑wide IP protection strategy in selected jurisdictions. We have filed more than 500 patent applications to date, of which more than 100 have resulted in issued patents. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom‑to‑operate analyses and patentability searches.

Yandex is a registered well‑known trademark in Russia for certain services (classes 35 and 38 under the International Classification of Goods and Services) among consumers of such services on the basis of intensive use. Under Russian law, the protection granted to well‑known trademarks is extended to non‑homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder’s legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

We enter into written license and use arrangements with providers of a significant portion of the content we offer. Our agreements with most of the news content providers in Russia are on “content‑for‑traffic” terms, pursuant to which we obtain access to news content for free in consideration of the user traffic that accesses the content providers’ websites through our search engine. We license or purchase other additional content. We do not knowingly include content on our websites that we do not have the legal right to include.

We do not own the content generated or posted by users on our websites. As with all websites that host user‑generated content, we are potentially liable for any intellectual property infringement committed by the creator of that content. If we receive a complaint from a party that user‑generated content on our websites infringes that party’s copyright or related rights, we examine the content in question. If we are unable to confirm the violation independently, we request a formal letter of complaint from the notifying party. We then contact the party that has posted the content, and give that person two options: either remove the content, or allow us to provide his or her personal details to the notifying party so that that party may defend its rights. In the event of any court decision in the matter, we comply with the decision. If the potentially offending party does not respond, we remove the content.

Facilities

Our principal operating subsidiary currently leases a total of approximately 55,000 square meters in a single location in central Moscow that serves as our group’s headquarters. In December 2016 we signed a new contract to lease approximately 10,000 square meters of office space in a business center in central Moscow, which will house some of our divisions. We or our operating subsidiaries also lease or own office space in a number of cities in Russia and Ukraine. We also lease offices in Newburyport, Massachusetts; Istanbul, Turkey; Lucerne, Switzerland; Minsk, Belarus; Berlin, Germany; Schiphol, The Netherlands; Shanghai, China and other locations. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We have points of presence in a number of cities in Russia and elsewhere. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost‑effective manner of delivering reliable services to our users.

Government Regulation

We are subject to an extensive and constantly evolving legal framework in Russia and other jurisdictions applicable to the internet business. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia and other countries where we operate which, in the event of adoption, might require us to make substantial adjustments to our business practices.

Advertising Regulation

The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38‑FZ “On Advertising,” dated March 13, 2006 (as amended) (the “Russian Advertising Law”). The Russian Advertising Law prohibits advertisements for certain regulated products and services without the required certification, licensing or approval. For example, advertisements for products such as tobacco, pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. Additionally, Russian law contains certain prohibitions regarding the advertising of alcohol and medical services. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients. New regulations of foreign exchange brokers and requirements for advertising of residential construction projects introduced in 2016 could limit the amount of advertising in these categories. In some cases, violation of these Russian laws can lead to civil action by third parties who suffer damages, or administrative penalties imposed by the Federal Antimonopoly Service of Russia (the “FAS”). Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer.

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

There is no clarity regarding the approach Russian law and court practice will take with respect to the use of third parties’ trademarks in keywords for the purposes of search and contextual advertising. There is a practice of courts recognizing that the use of trademarks in keywords should not be considered a breach of exclusive trademark rights and that the operator of the advertising platform allowing the use of keywords for ad targeting should not be held liable for such use. However, inconsistent decisions among different courts and in different regions are not uncommon in Russia.

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

Intellectual Property Regulation

In principle, the acquisition, protection and enforcement of intellectual property rights in Russia are addressed in line with international standards. In particular, literary, artistic and scientific works are subject to copyright protection without any registration and enjoy legal protection simply by virtue of being created in an objective form perceivable by third parties. Although the registration of software and databases with the Federal Service for Intellectual Property (“Rospatent”) is possible, the procedure is voluntary and is not commonly performed. We take the approach that registration with Rospatent of the software and databases we develop is excessive since we believe that we are adequately protected by the existing legal framework as the holder of all copyrights and related rights to our software and databases.

Mandatory registration with Rospatent is required for “hard IP” such as trademarks and patents (available in Russia for inventions, utility models and industrial designs) in order for the rights holder to acquire exclusive rights. Trademarks registered abroad under the Madrid Agreement and/or Madrid Protocol have the same legal protection in Russia as locally registered trademarks. Our main brand and branding materials for our key services have trademark protection in the jurisdictions where we operate, either through national trademarks or international registrations; however, until recently we did not register figurative logos that we use on our websites on the basis that they are changed and upgraded from time to time and we also hold copyrights in these logos. We are currently intensifying our efforts to obtain broader trademark protection.

Under Russian law, we have exclusive rights to trade secrets (know‑how) only if we have complied with a legal requirement to introduce reasonable measures to maintain confidentiality of our trade secrets, which measures may be burdensome and formalistic to implement. As we rely extensively in our operations on the protection afforded to trade secrets, we have implemented a set of measures required by Russian law in order to protect these trade secrets (know‑how). However, there is a risk that our measures will be deemed insufficient and, as a result, we will fail to acquire rights to these trade secrets under Russian law.

One of the known problems and risks in Russian business practice relates to acquiring exclusive rights to works for hire and patentable results from employees as well as third‑party contractors. By operation of Russian law, the exclusive rights to works for hire and patentable results are assigned to the employer if the intellectual property is created by an employee during the course of the ordinary job duties (or, in the case of patents, pursuant to a specific request by the employer). A similar rule is applicable in the context of agreements specifically providing for the creation of software. Uncertainties and disputes might arise with respect to whether exclusive rights have actually been transferred to the employer or contractor on the basis of an employment or other agreement if intellectual property has been created outside the scope of the employee or contractor’s employment (in the case of works for hire), or a legal entity has failed to properly document its relations with its own employees and subcontractors and, as a result, is unable to transfer any rights to its customer. In case of employment disputes, Russian courts of common jurisdiction (as opposed to arbitrazh commercial state courts) may be more inclined to follow an overly formalistic approach and may take a pro‑employee position in the event of uncertainty in a dispute of this nature.

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

Russian law contains provisions aimed at establishing a framework for limitation of liability of online service providers. In particular, the law currently contains a rule that service providers transmitting information in communication networks will not be held liable in the event the provider has neither initiated transmission nor selected recipients and performs no modification of the transmitted material. A hosting provider, on the other hand, may be exempt from liability in the event it possesses no actual or constructive knowledge of the infringement and timely undertakes necessary and sufficient measures to cease infringement following receipt of written notification identifying the rights holder and the location of the allegedly infringing material. Substantial ambiguity still remains in Russian law, particularly because these provisions contain no guidance as to what would constitute “necessary and sufficient measures” in this regard (for example, whether they include a requirement to monitor re‑uploading of the same work by the same or other users) and provide no clarity on the limitation of liability with respect to other types of online service providers (such as those performing caching or providing information location tools). In light of this, our exposure to liability will significantly depend on interpretation of these new provisions by the courts and officials.

The Russian Civil Code also imposes strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It is unclear how these provisions apply to online service providers.

This legislation, as well any similar additional regulations, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to on our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation and business.”

Regulation of Electronic Payments

Under the regulations governing electronic payment systems, payments with digital money fall into the sphere of banking activities and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions, however, have to be performed by a credit organization supervised by the Central Bank of Russia. To comply with this law, our Yandex.Money joint venture established a non‑banking credit organization subsidiary, which obtained the required license from the Central Bank of Russia. All necessary contractual obligations of PS Yandex.Money LLC have been transferred to its non‑banking credit organization subsidiary.

Mass Media Regulation

Russian law requires certain parties that disseminate news and similar mass communications and information to be registered with the appropriate Russian governmental body, Roscomnadzor, and to comply with restrictions regarding the distributed content. The law currently permits electronic network publications (websites) to register as mass media. As registration under this amendment is voluntary, we elected not to register our online properties as mass media. See “Risk Factors—Because the range of the services we provide is increasing and the legal framework governing internet services and e‑commerce in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.”

Russian law also regulates popular bloggers and requires registration of bloggers, as well as imposing obligations on them. The applicable legislation is broadly drafted and could potentially apply to any owner of a website or webpage which contains publicly available information and is visited by more than 3,000 internet users daily, whether such site is owned and/or operated by an individual or a legal entity. Since the scope of this legislation is uncertain, it is unclear whether it applies to any of the companies of our group.

Since 2016, Russian law imposes a limit on non‑Russian ownership and control, direct or indirect, of Russian mass media of no more than 20%. Accordingly, if our core business were to be required to register as a mass media, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also “Risk Factors—Existing restrictions on foreign ownership may prevent a takeover of our company by a non‑Russian party. If the Russian government were to apply existing limitations on foreign ownership to our business, or specifically impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares.”

Encryption Activity License

Under Russian law, a variety of activities related to encryption require a special permit (license) granted by the Federal Security Service (the “FSS”) subject to the applicant’s continued compliance with a number of licensing requirements, including the requirement to use only certified encryption means and equipment and to ensure timely extension of such certification when its terms expires.

Our Yandex.Money joint venture with Sberbank, uses encryption algorithms for the protection of transfers performed by its customers and may be required to obtain additional licenses for their use. The requirements for the grant and maintenance of licenses for the use of encryption algorithms are very broad and unclear, leaving the regulator with much discretion in applying and enforcing the applicable laws. See also “Risk Factors—Because the range of the services we provide is increasing and the legal framework governing internet services and e‑commerce in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.”

Strategic Companies Law

In accordance with the Strategic Companies Law, there are restrictions with respect to the acquisition of voting shares or participation interests and establishment of control by foreign legal entities and individuals, as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. The internet and online advertising are not currently industries specifically covered by the Strategic Companies Law, but there have previously been draft amendments under consideration, which, if adopted, would include certain internet companies that have large audiences within the scope of this law. In addition, entities holding licenses to use encryption technologies are covered by this law. As discussed above, the Yandex.Money joint venture holds an encryption license and is thus subject to the Strategic Companies Law.

Under the provisions of the Strategic Companies Law, the direct or indirect acquisition in excess of 25% of the voting power of a strategically important entity by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government or international organization, or the acquisition of shares representing in excess of 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies, requires the prior approval of the Russian government. In addition, foreign investors or their group of companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning shares representing more than 50% of voting power of a strategically important company, including jointly with other unrelated foreign investors controlled by a foreign state or international organization.

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

Privacy and Personal Data Protection Regulation

We are subject to Russian and foreign laws regarding privacy and the protection of our users’ personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the adoption and interpretation of data protection laws, and their application to internet operations, are often difficult to predict, unclear and are in a constant state of development and although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to web‑pages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who from January 2016 have been able to apply for the removal of search results that link to inaccurate or irrelevant information about them.

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

We, like our peers, seek this consent from our users by asking them to click on a button or select a check‑box in appropriate circumstances prior to commencement of the account registration process indicating the user’s consent to our collection, use, storage and processing of personal data. Furthermore, most of our services do not require the creation of an account prior to their use and we collect only limited information in these circumstances. In particular, we place cookies and use other wide‑spread technologies that assist us in improving user experience of our products and services and ultimately benefit both our users and advertisers to the extent that we use a certain part of this collected information for behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users’ privacy and data may result in a decrease of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

The Russian legislation also regulates the “organizers of information distribution”. Organizers of information distribution must retain a broad range of data relating to and generated by users for a period of time, and provide such data to security and investigation authorities at their request. Organizers of information distribution that use encryption when delivering or processing electronic messages have to provide the security authorities with information necessary for decoding the delivered or processed messages. If an organizer of information distribution fails to comply with the above requirements, the Russian authorities can prescribe the blocking of access to the services of such organizer of information distribution.

Russian personal data law also requires that companies store all personal data of Russian users only in databases located inside Russia. Although we have data centers located in Russia, this law could limit our flexibility in managing our operations globally. Failure to comply with applicable data protection legislation may lead to the restriction of access to our services. For example, in 2016 a Russian court ordered the blocking of access to a popular social networking website for violation of data protection legislation.

Licenses for the Provision of Communication Services

Entities that provide certain telecommunication services for a fee are required under Russian law to obtain a “telematics” license from Roscomnadzor. In order to increase our range of services and diversify our business we obtained the telematics licenses necessary for the provision of certain of our new services in Russia. However, we generally do not charge a fee for the online services we provide to our users and therefore, believe that we are not required to hold a telematics license for provision of these services. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our advertising revenue as a fee and determine that we are required to hold a telematics license for such services, which would require us to apply for and comply with the terms of any such license.

Additionally, we may in the future offer user services for a fee, which could require us to comply with the licensing requirements described above.

Protection of Minors from Harmful Information

Russian law restricts the circulation of certain identified categories of publicly available and distributed information that may be harmful for minors. In particular, there is a requirement to take administrative and technical measures to prevent dissemination of restricted information. In addition, the circulation of information products designated for specific age categories of minors must be accompanied by a relevant mark identifying the age restriction category of information. Advertising of information products must also be accompanied by a category identification mark. Age category identification for information made available on the internet (except for the websites registered as mass media) is voluntary.

Furthermore, administrators of websites registered as mass media have been expressly relieved from the responsibility for age category identification with respect to commentaries and messages posted by users of the websites at their discretion.

Restriction of Access to Websites Containing Illegal Information

Russian law establishes a system for the blocking of websites on the internet that make available specific categories of illegal information related to child pornography, encouraging suicide or drug use as well as other restricted information. A uniform register of domain names, website page locators and network addresses maintained by Roscomnadzor enables identification of websites on the internet. After the inclusion of a specific website or webpage in the registry at the decision of the relevant state authority (in the event of child pornography, information related to suicides and drug use) or on the basis of a court ruling (any other restricted information), Roscomnadzor notifies the website hosting provider within 24 hours, which must, in turn, within 24 hours notify the administrator of the website in question. If following notification the website administrator fails to take down the information, the hosting provider must restrict the access to such information. Provided that the information is still accessible within 3 days after notice is given to the hosting provider, Roscomnadzor will include the IP address of the website in the registry, which must be blocked by all Russian internet service providers and telecommunication service operators.

The legal framework related to this blacklist of websites is controversial, and the procedures established by this law have been heavily criticized by the general public, industry players and legal scholars, and may well be revised. Roscomnadzor issued a clarification on November 30, 2012 specifying that search engines, news aggregators and cached information used in the course of their operation will not be included in the registry because they fall outside the scope of the law. At the same time, the regulator’s approach may change and our operations could be adversely affected by inappropriate application of the websites blacklist legislation.

Further legislation is currently in place in Russia that allows blocking of websites that contain extremist information (including containing calls for mass rioting, extremist activity and participation in mass assemblies conducted in violation of established procedure) at the request of certain governmental authorities without prior notification. Only a subsequent post‑blocking notification to the relevant website owner or hosting provider is required.

The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. For example, in July 2014 Russian authorities ordered that access to several websites be blocked on the basis of the violation of personal data regulations. The most recent amendment to this legislation, which came into force on May 1, 2015, permits the permanent blocking of websites for violation of copyright and related rights. There is no clarity as to how this measure will be applied in practice. Based on these considerations and the uncertainties in the application of these laws, we may be subject to arbitrary blocking measures, injunctions or court decisions that may require us to block or remove content, which may adversely affect our services and operations. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to on our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation and business.”

Securities Regulation

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market and in June 2014 were admitted to trading on Moscow Exchange; therefore we are now required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

Antimonopoly Regulation

Russian law grants to FAS as the antimonopoly regulator wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti‑competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We have a substantial market share in the online advertising market; however, we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize online advertising as a separate market, and could identify dominant players and impose conduct limitations and other restrictions.

In February 2015, we made a formal request to the Russian Federal Antimonopoly Service (FAS) to open an investigation into whether Google is using its dominant position to promote its search and other services bundled into a single package for pre installation by device manufacturers, as well as employing exclusive dealing and other restrictive practices to increase its search market share and ensure the presence of its other services on Android operated devices. In September 2015, FAS declared that Google had breached Russian antitrust laws. Google was ordered by FAS to refrain from anti competitive behavior and to take action to restore competition and allow third party services such as Yandex search to be pre-installed on Android devices. Google appealed FAS’s decision to the Arbitrazh Court of Moscow and then to the Ninth Arbitrazh Court of Appeal: both appeals were unsuccessful for Google. Google is further appealing the FAS’s decision.

Taxation Regulation

Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not fully developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code’s provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change. See “Risk Factors—Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

Applicability of Other Regulations

Because our services are accessible to Russian‑language speakers worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

Item 4A.  Unresolved Staff Comments.

None.

Item 5.  Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Information” section of this Annual Report and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion contains forward‑looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward‑looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward‑Looking Statements” sections and elsewhere in this Annual Report.

Overview

We are one of the largest European internet companies and the leading search provider in Russia. Our principal constituencies are:

•

Users.  We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect and shop over the internet.

•

Advertisers.  Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost‑effective online advertising. With Yandex.Direct, our auction‑based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics. Our Yandex.Market service allows merchants to advertise their goods and services either using a traditional CPC advertising model or using a CPA model that charges advertisers only when it delivers a paying customer.

•

Yandex ad network partners.  We have relationships with a large number of third‑party websites, which we refer to as the Yandex ad network. In addition to serving ads on our own websites, we also serve ads on our network partners’ websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then.

Advertising revenues accounted for 98.8%, 97.4% and 95.6% of our total revenues in 2014, 2015 and 2016, respectively. Our advertising revenues consist of fees charged to advertisers for serving online ads on our websites and those of our partners in the Yandex ad network. . We place the significant majority of our performance‑based ads through Yandex.Direct and the remainder through Yandex.Market, our e‑commerce gateway service. We sell approximately half of our performance-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost‑per‑click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers’ ads. Our brand advertising is generally sold on a cost‑per‑thousand (CPM) impressions basis. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. Our Yandex.Market service is priced on a CPC basis, similar to Yandex.Direct. Yandex.Market also operates on a take-rate-based model. In September 2016 we started to actively switch certain goods’ categories in several regions to the take-rate-based model as we consider it beneficial to both merchants and consumers.

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

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No individual advertiser accounted for more than 1.2% of our total revenues in 2014, 2015 or 2016. On a geographical basis, we generated more than 91% of our total revenues in each of 2014, 2015 and 2016 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For performance‑based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their performance‑based ads or, for those advertisers paying for brand ads on a CPM basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers’ ads on their websites. These fees are primarily based on revenue‑sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on partners’ websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one‑half of the revenues we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. Our agreement with Mail.ru Group, for which we began providing paid search in July 2013, is subject to mutual, material early termination penalties under specified circumstances. In 2014, 2015, and 2016, none of our ad network partners accounted for more than 10% of our total revenues. In 2016, Mail.ru Group continued to be our most significant ad network partner.

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
•

our search market share, including on mobile devices, with a larger market share allowing us to better monetize our users’ search activity and attract and retain advertisers, as well as partners in our Yandex ad network;

•	the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium‑size businesses;
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

Segments

Prior to 2014, we operated as a single operating segment. During 2015‑2016, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are now organized in the following operating segments:

•	Search and Portal, which includes all services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;
•	E‑commerce (including the Yandex.Market service);
•	Taxi (including the Yandex.Taxi service);
•	Classifieds (including Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel); and
•	Experimental businesses, where we aim to prove new business models. These include:
•	Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program);
•	Yandex Data Factory;

•	Discovery Services (including Yandex Zen and Yandex Launcher); and
•	Search and Portal in Turkey.

Key Trends Impacting Our Results of Operations

Although the Russian economy stabilized to some extent in 2016, our results of operations have been impacted in recent periods by the macroeconomic environment in Russia, which has negatively affected our rate of revenue growth and our operating margins. The depreciation of the Russian ruble in 2014-2015 increased the ruble amount of our U.S. dollar‑denominated expenses, including the rent on our Moscow headquarters and the acquisition of servers and networking equipment, and has generally increased the rate of inflation in Russia. In addition to the impact of the current macroeconomic environment, the trends described below are key drivers of our results of operations.

Our business and revenues have grown rapidly since inception, and the effectiveness of performance‑based advertising as a medium has contributed to the rapid growth of our business. Advertising spending continues to shift from offline to online as the internet evolves, and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, particularly on mobile devices, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 23.7% in 2014 to 26.0% in 2015 and to 27.1% in 2016 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will remain flat in 2017. The margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile devices, including smartphones and tablets is growing more quickly than desktop queries. Queries from mobile devices still, however, represented only 27.9% of our total search queries and 23.1% of our search revenues for the year ended December 31, 2016. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins; however, we have seen some evidence that this growth may exert modest downward pressure on our revenues and operating margins in the future.

Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures increased from RUB 9,679 million in 2014 to RUB 13,045 million in 2015, and decreased to RUB 9,625 million in 2016. We spent approximately 71% of our total capital expenditures in 2016 on servers and data center expansion to support growth in our current operations. Our depreciation and amortization expense increased as a percentage of revenues from 8.8% in 2014 to 13.0% in 2015, before decreasing slightly to 12.7% in 2016. We currently expect our capital expenditures in 2017 to remain stable as a percentage of revenues in comparison to 2016, as in 2017 our investment in server capacities will grow, partly offset by a decrease in data center construction costs. A significant investment in 2016 was aimed at the construction of a new datacenter in Vladimir, Russia. As our capital expenditures are to a significant extent denominated in U.S. dollars and euro, any depreciation of the Russian ruble is likely to result in an increase in capital expenditures and depreciation and amortization both in absolute terms and as a percentage of revenues.

To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2015 and 2016 on advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. A significant portion of our advertising and marketing expense in 2015 and 2016 relates to our efforts to promote our Yandex.Taxi, Yandex.Market and Yandex Browser and to support our brand in Russia and the other markets in which we operate. In 2016 Yandex.Taxi launched its service in 36 new cities and as of December 31, 2016 was operating in 46 cities across Russia, Georgia, Armenia, Kazakhstan, Belarus and Ukraine.We expect to continue to invest significantly in advertising and marketing. We currently expect our advertising and marketing costs in 2017 to increase as a percentage of revenues in comparison to 2016 due to continuing investment to promote of Yandex.Taxi, Yandex Browser, Auto.ru and Yandex.Market. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

In Turkey we provide users in this country with Yandex’s major products such as search, mail, maps, traffic, weather and browser. The main focus of our Turkish office is providing advertising services to local customers and promoting our core services, mainly search and geo informational services.

Our revenues are impacted by seasonal fluctuations in internet usage and in advertising expenditures. Internet usage and advertising expenditures generally slow down during the months when there are extended Russian public holidays and vacations, and are significantly higher in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, retail patterns and advertising budgeting and buying patterns.

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 11.4% and 12.9% in 2014 and 2015, respectively, and by 5.4% in 2016. The lower annual rate of inflation in 2016 reflected the appreciation of the Russian ruble. We can provide no assurance that the annual rate of inflation will not increase in 2017. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble‑denominated assets, such as cash, cash equivalents and term deposits.

Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Recent Acquisitions

KitLocate

In March 2014, we completed the acquisition of a 100% ownership interest in KitLocate Ltd., a developer of an energy‑efficient geolocation technology for mobile devices, for cash consideration of up to $10.2 million, including $4.0 million paid in full upon closing of the deal, up to $2.3 million of earn‑out payments on the achievement of certain distribution milestones, and $3.9 million paid to an escrow account, the release of which was subject to KitLocate’s founders continued employment. We recorded the milestones-related earn‑out payments at the fair value of $1.5 million as part of purchase consideration. We have not recorded the contingent payments related to the continued employment as purchase price consideration but instead recorded them as compensation expense as the former KitLocate’s shareholders completed their requisite service periods. We fully settled our obligations by paying $1.9 million in milestones-related earn‑out payments and releasing the escrowed amount in full in July 2015.

Auto.ru

In August 2014, we completed the acquisition of the Auto.ru group (“Auto.ru”), one of the leading online auto classifieds businesses in Russia, for cash consideration of $178.4 million paid in full upon closing of the deal, including $14.0 million paid into an escrow account of which half was released to the sellers in February 2016. The remaining amount in escrow will be paid to the sellers on the date falling 43 months after the completion date, assuming no warranty claims.

ADFOX

In September 2014, we bought the assets and assumed the liabilities of ADFOX LLC (“ADFOX”), which operates an advertising technology platform that provides services for planning, managing and analyzing advertising campaigns on the internet. We paid cash consideration of $11.3 million, including $8.5 million paid upon closing of the deal, $1.4 million paid on the first anniversary of the closing in the fourth quarter of 2015, and $1.4 million paid in October 2016.

Other Acquisitions in 2014

During the year ended December 31, 2014, we completed other acquisitions and purchases of intangible assets for total consideration of approximately RUB 347 million.

RosTaxi

In January 2015, we bought the assets and assumed the liabilities of the RosTaxi (“RosTaxi”) business, which operates a taxi fleet management application. The agreement provides for cash consideration of up to RUB 500 million, including a deferred payment of up to RUB 380 million, subject to successful technical integration and client base transition, and contingent consideration of up to RUB 500 million payable in our ordinary shares on the third anniversary of the closing, depending on the number of qualifying taxi trips. During 2015, 2016 and for the period of January and February 2017, deferred payments in the amount of RUB 50 million, RUB 65 million and RUB 195 million, respectively, were paid.

Agnitum

In December 2015, we completed the acquisition of assets and assumption of liabilities of Agnitum Ltd (“Agnitum”), an antivirus protection developer, for cash consideration of RUB 120 million and a deferred payment of up to RUB 80 million including additional payments subject to the attainment of certain implementation and integration milestones of up to RUB 60 million payable in cash and up to RUB 20 million to be granted in restricted share units.  A deferred payment in the amount of RUB 60 million was paid in cash in 2016.

We did not complete any business combinations in 2016.

A further description of the acquisitions and their accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2014	2015	2016
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	28.2	28.1	26.0
Product development	17.5	22.5	20.8
Sales, general and administrative	15.3	19.4	23.6
Depreciation and amortization	8.8	13.0	12.7
Goodwill impairment	0.0	1.0	0.0
Total operating costs and expenses	69.8	84.0	83.1
Income from operations	30.2	16.0	16.9
Interest income, net	1.7	2.9	2.2
Other income/(loss), net	12.4	3.8	(4.5)
Income before income taxes	44.3	22.7	14.6
Provision for income taxes	10.8	6.5	5.7
Net income	33.5%	16.2%	8.9%

Our consolidated operating margin decreased from 30.2% in 2014 to 16.0% in 2015 and slightly increased to 16.9% in 2016. The decrease in 2015 compared with 2014 was primarily due to increases in depreciation and amortization as a percentage of our total revenues, reflecting investments in servers and data centers made in 2014 and 2015, and to increases in our rent expenses attributable to further appreciation of the U.S. dollar in 2015 compared to 2014, as well as to salary increases we implemented in early 2015. The slight increase in 2016 compared with 2015 was primarily due to a decrease in traffic acquisition costs paid to our partners in the Yandex ad network as a percentage of our total revenues as well as to a decrease in rent expenses attributable to our Moscow headquarters, which is U.S.

dollar‑denominated, reflecting the Russian ruble appreciation, as well as absence of goodwill impairment recorded in 2016: partly offset by an increase in marketing and advertising expenses as a percentage of our total revenues, reflecting our efforts to promote our Yandex.Taxi, Yandex.Market and Yandex Browser and to support our brand in Russia and the other markets in which we operate.

The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB)
Revenues
Search and Portal	47,920	55,905	69,256
E‑commerce	2,889	3,400	4,718
Classifieds	539	894	1,304
Taxi	327	984	2,313
Experiments	337	441	830
Eliminations	(1,245)	(1,832)	(2,496)
Total revenues	50,767	59,792	75,925
Operating costs and expenses
Search and Portal	31,435	40,706	49,236
E‑commerce	1,053	1,776	3,355
Classifieds	277	764	1,378
Taxi	110	848	4,438
Experiments	2,327	3,850	3,012
Eliminations	(1,245)	(1,832)	(2,496)
Total operating costs and expenses	33,957	46,112	58,923
Adjusted operating income
Search and Portal	16,485	15,199	20,020
E‑commerce	1,836	1,624	1,363
Classifieds	262	130	(74)
Taxi	217	136	(2,125)
Experiments	(1,990)	(3,409)	(2,182)
Eliminations	—	—	—
Total adjusted operating income	16,810	13,680	17,002

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising. Operating costs and expenses of reportable segments exclude share‑based compensation expense, goodwill impairment, amortization of acquisition‑related intangible assets and compensation expense related to contingent consideration.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2014		2015		2016
	RUB	% of Revenues	RUB	% of Revenues	RUB	% of Revenues
	(in millions of RUB, except percentages)
Advertising revenues(1):
Yandex websites	38,262	75.4%	43,099	72.1%	52,888	69.7%
Yandex ad network websites	11,885	23.4	15,111	25.3	19,691	25.9
Total advertising revenues	50,147	98.8	58,210	97.4	72,579	95.6
Other revenues	620	1.2	1,582	2.6	3,346	4.4
Total revenues	50,767	100.0%	59,792	100.0%	75,925	100.0%

(1)

We record revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions, bonuses and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

Advertising revenues.  Total advertising revenues increased by RUB 14,369 million, or 24.7%, from 2015 to 2016 and by RUB 8,063 million, or 16.1%, from 2014 to 2015. Advertising revenue growth over the periods under review resulted primarily from growth in sales of performance‑based online ads, driven by an increase in the number of paid clicks and increase in average cost‑per‑click paid by our advertisers. We do not expect the rate of advertising revenue growth in 2017 to be higher than in 2016.

Paid clicks on our own websites together with those of our Yandex ad network partners increased 14% from 2015 to 2016 and 12% from 2014 to 2015. The average cost‑per‑click on our own websites together with those of our partners in the Yandex ad network increased 10% from 2015 to 2016 and 5% from 2014 to 2015.

During the periods under review, the year‑over‑year rates of change in paid clicks and average cost‑per‑click on a quarterly basis were as follows:

	Year-over-year	Year-over-year
	growth in paid	growth in
Quarter	clicks, %	cost-per-click, %
First Quarter 2014	49	(5)
Second Quarter 2014	36	2
Third Quarter 2014	19	8
Fourth Quarter 2014	18	3
First Quarter 2015	12	2
Second Quarter 2015	12	1
Third Quarter 2015	15	3
Fourth Quarter 2015	10	12
First Quarter 2016	18	12
Second Quarter 2016	13	14
Third Quarter 2016	12	10
Fourth Quarter 2016	12	8

The rate of change in paid clicks and average cost‑per‑click, and their correlation with the rate of increase in our revenues, may fluctuate from period to period based on such factors as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

Other revenues.  Other revenues principally represent commissions for providing e-hailing services related to our Yandex.Taxi service and ADFOX serving fees. Other revenues more than doubled in each of the periods under review due to the development of paid non‑advertising services, particularly, our Yandex.Taxi service.

Revenues by reportable segment.  Our revenues attributable to the Search and Portal segment increased by RUB 13,351 million, or 23.9%, from 2015 to 2016 and by RUB 7,985 million, or 16.7%, from 2014 to 2015. The growth in this segment’s revenues is in line with the growth in our overall advertising revenues. Search and Portal revenues accounted for approximately 91.2% of total revenues in 2016, compared with 93.5% in 2015 and 94.4% in 2014.

Our revenues attributable to the E‑commerce segment increased by RUB 1,318 million, or 38.8%, from 2015 to 2016 and by RUB 511 million, or 17.7%, from 2014 to 2015. E‑commerce revenues accounted for approximately 6.2% of total revenues in 2016, compared with 5.7% in 2015 and 2014. The increase of this segment’s share of total revenues in 2016 compared with 2015 and 2014 is primarily due to our increased marketing spend in E-Commerce in 2016.

Our revenues attributable to the Classifieds segment increased by RUB 410 million, or 45.9%, from 2015 to 2016 and by RUB 355 million, or 65.9%, from 2014 to 2015. Classifieds revenues accounted for approximately 1.7% of total revenues in 2016, compared with 1.5% in 2015 and 1.1% in 2014. The increase of this segment’s share of total revenues in 2016 compared to 2015 is primarily due to our increased marketing spend in Classifieds in 2016..

Our revenues attributable to the Taxi segment increased by RUB 1,329 million, or 135.1%, from 2015 to 2016 and by RUB 657 million, or 200.9%, from 2014 to 2015. Taxi revenues accounted for approximately 3.0% of total revenues in 2016, compared with 1.6% in 2015 and 0.6% in 2014. The increase of this segment’s share of total revenues in 2016 compared with 2015 is primarily due to increased marketing spend and organic growth in the business.

Our revenues attributable to the Experiments category increased by RUB 389 million, or 88.2%, from 2015 to 2016 and by RUB 104 million, or 30.9%, from 2014 to 2015. Experiments revenues were primarily related to Media Services and increased to approximately 1.1% of total revenues in 2016, compared with 0.7% in 2014 and 2015.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses; depreciation and amortization expense; and goodwill impairment. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms and as a percentage of revenues in the near term; see “—Key Trends Impacting Our Results of Operations”.

Cost of revenues.  Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our online ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue‑sharing arrangements. Some of our distribution partners are compensated on the basis of the number of installations of Yandex browser or search bars.

The agreements with our distribution partners provide for payment of fees to them on a non‑refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 26% of our distribution costs in 2016, and 24% in 2014 and 2015. The Opera agreement also provides for a 12‑month “revenue tail” period should that agreement be terminated.

Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	7,520	8,981	11,015
Traffic acquisition costs related to distribution partners	3,556	3,760	3,935
Total traffic acquisition costs	11,076	12,741	14,950
as a percentage of revenues	21.8%	21.3%	19.7%
Other cost of revenues	3,260	4,069	4,804
as a percentage of revenues	6.4%	6.8%	6.3%
Total cost of revenues	14,336	16,810	19,754
as a percentage of revenues	28.2%	28.1%	26.0%

Cost of revenues increased by RUB 2,944 million, or 17.5%, from 2015 to 2016, primarily due to a RUB 2,209 million increase in traffic acquisition costs, and by RUB 2,474 million, or 17.3%, from 2014 to 2015, primarily due to an increase of RUB 1,665 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUB 2,034 million from 2015 to 2016 and by RUB 1,461 million from 2014 to 2015, representing our Yandex ad network partners’ share in the increased amount of Yandex ad network revenue for the period, which increased by RUB 4,580 million from 2015 to 2016 and by 3,226 milion from 2014 to 2015. Our network partner traffic acquisition costs as a percentage of network partner revenues decreased to 55.9% in 2016 compared with 59.4% in 2015 and 63.3% in 2014. In addition, the amounts paid to our distribution partners increased by RUB 175 million from 2015 to 2016 and by RUB 204 million from 2014 to 2015 due to growth in our existing distribution relationships, as well as the additions of new distribution partners. As a percentage of total revenues, traffic acquisition costs decreased from 21.8% in 2014 to 21.3% in 2015 and to 19.7% in 2016, as a result of changes in the partner mix.

Other cost of revenues increased by RUB 735 million, or 18.1%, from 2015 to 2016, primarily due to an increase of RUB 507 million in content acquisition and costs for outsourced services, RUB 116 million in personnel costs other than share‑based compensation expense, RUB 87 million of rent and utilities costs related mainly to our datacenters and RUB 25 million in additional share‑based compensation expense.

Other cost of revenues increased by RUB 809 million, or 24.8%, from 2014 to 2015, primarily due to an increase of RUB 301 million in content acquisition and costs for outsourced services, RUB 252 million of rent and utilities costs related mainly to our Moscow premises, RUB 189 million in personnel costs other than share-based compensation expense and RUB 67 million in additional share-based compensation expense.

The slower increase in personnel costs in 2015 and 2016 compared to prior years is primarily a result of a decrease in our headcount in 2015, offset by a slight increase in 2016, that is allocated to cost of revenues, which decreased from 461 as of December 31, 2014 to 418 as of December 31, 2015, but then increased to 467 closer to the end of the year 2016.

We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in traffic acquisition, content and data center costs, but will remain flat as a percentage of revenues in the near term. The primary drivers of increases in our future traffic acquisition costs are the increase of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website, partly offset by the change in the mix of Yandex ad network partners to partners with more favorable terms. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue‑sharing obligations or, alternatively, in less favorable revenue‑sharing arrangements as result of increased competition for these arrangements with existing and potential new partners.

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

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Product development expenses	8,842	13,421	15,832
as a percentage of revenues	17.5%	22.5%	20.8%

Product development expenses increased by RUB 2,411 million, or 18.0%, from 2015 to 2016, and by RUB 4,579 million, or 51.8%, from 2014 to 2015. These increases were primarily due to increases in salaries in 2016 and 2015, as well as increases in share-based compensation expense and office rental costs for our Moscow headquarters, which are U.S. dollar denominated. Development personnel headcount decreased from 3,329 as of December 31, 2014 to 3,286 as of December 31, 2015, and increased to 3,709 as of December 31, 2016. As a percentage of revenues, product development expenses increased from 2014 to 2015, but decreased by 1.7% from 2015 to 2016 primarily reflecting the appreciation of the Russian ruble in 2016 which resulted in slower growth in allocable Moscow office rent and utilities which are U.S. dollar denominated.

We anticipate that product development expenses will increase in absolute terms but will not change materially as a percentage of revenues in 2017.

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

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	7,782	11,601	17,885
as a percentage of revenues	15.3%	19.4%	23.6%

Sales, general and administrative expenses increased by RUB 6,284 million, or 54.2%, from 2015 to 2016 and by RUB 3,819 million, or 49.1%, from 2014 to 2015. The increase in 2016 compared to 2015 was primarily due to increases in advertising and marketing expenses, mainly in Russia, by RUB 4,394 million. Personnel expenses grew RUB 933 million in 2016 compared to 2015 and RUB 546 million in 2015 compared to 2014. The increase in personnel expenses in the later period resulted from an increase in sales, general and administrative headcount from 1,759 as of December 31, 2015 to 2,095 as of December 31, 2016, compared to 1,826 as of December 31, 2014. There was a slight decrease in allocable office rent and utilities of RUB 25 million in 2016 compared to 2015 due to the appreciation of the Russian ruble, compared with an increase of RUB 633 million in allocable office rent and utilities in 2015 compared to 2014.

Additional factors contributing to the overall increase from 2015 to 2016 were an increase of RUB 360 million of certain allowances we provided for in 2016 compared to 2015, RUB 301 million in share‑based compensation expense, RUB 137 million in business travel expenses and RUB 131 million in recruiting and training services, as well as RUB 104 million in bank commission expenses related to Yandex.Money and other payment systems, partly offset by a RUB 51 million decrease in professional and other outsourced services.

Additional factors contributing to the overall increase from 2014 to 2015 were RUB 381 million of certain allowances we provided for in 2015, an increase of RUB 361 million in share‑based compensation expense, RUB 340 million in professional services, RUB 155 million in other outsourced services, RUB 101 million in bank commission expenses related to Yandex.Money and other payment systems, and RUB 107 million in provision for doubtful accounts.

We anticipate that our sales, general and administrative expenses in 2017 will continue to increase both in absolute terms and as a percentage of revenues in comparison to 2016, as we continue to invest in the promotion of our products and services, mainly related to Yandex.Taxi.

Depreciation and amortization.  Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	4,484	7,791	9,607
as a percentage of revenues	8.8%	13.0%	12.7%

Depreciation and amortization expense increased by RUB 1,816 million, or 23.3%, from 2015 to 2016 and by RUB 3,307 million, or 73.8%, from 2014 to 2015. The increases in absolute terms for 2016 as compared to 2015 and for 2015 as compared to 2014 were primarily due to RUB 1,465 million and RUB 2,506 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUB 372 million and RUB 330 million increases, respectively, in amortization expense related to technologies and licenses not related to business acquisitions. In 2015 compared to 2014, the increase in absolute terms was also attributable to a RUB 260 million increase in amortization expense related to acquisition-related intangible assets and RUB 167 million related to buildings. The increases in depreciation and amortization expense in 2015 and 2016 were the result of the material depreciation of the Russian ruble in prior years as our capital expenditures are mostly U.S. dollar denominated, and the acquisitions of new businesses, including Auto.ru in August 2014 and RosTaxi in January 2015. The growth in depreciation and amortization expense decelerated in 2016 compared to 2015 due to appreciation of the Russian ruble in 2016.

We anticipate that depreciation and amortization expense will increase in absolute terms as we continue to invest in our technology infrastructure and in business acquisitions, but will remain flat as a percentage of revenues in the near term. Any depreciation of the Russian ruble may also result in a material increase in our capital expenditures and respective depreciation and amortization.

Share‑based compensation.  In our consolidated statements of income, share‑based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share‑based compensation expense is allocated among our cost of revenues, product development expenses and sales, general and administrative expenses.

The following table presents our aggregate share‑based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Share‑based compensation expense	1,210	2,718	3,422
Share-based compensation expense as a percentage of revenues	2.4%	4.5%	4.5%

Share‑based compensation expense increased by RUB 704 million, or 25.9%, from 2015 to 2016, because of new equity‑based awards granted in 2015 and 2016.

Share‑based compensation expense increased by RUB 1,508 million, or 124.6%, from 2014 to 2015, primarily because of new equity‑based awards granted in 2014 and 2015 and material depreciation of the Russian ruble, as share‑based compensation expense is denominated in U.S. dollars.

The share‑based compensation expense for 2015 and 2016 includes RUB 192 million and RUB 260 million, respectively, related to Business Unit Equity Awards as described in note 15 to our consolidated financial statements.

We anticipate that share‑based compensation expense will increase in absolute terms in the near term because of new equity‑based awards, but will decrease as a percentage of revenues.

Goodwill impairment.  The goodwill impairment recorded in 2015 of RUB 576 million relates to KinoPoisk and was a result of our annual goodwill impairment test. The impairment was a result of a combination of factors, including adverse changes in the business climate in Russia subsequent to the acquisition, and higher than expected competition in the Russian online media services sector and the resulting decrease in the projected operating results. No further goodwill impairment was recorded in 2016.

Operating costs and expenses by reportable segments.  Our operating costs and expenses attributable to the Search and Portal segment increased by RUB 8,531 million, or 21.0%, from 2015 to 2016 and by RUB 9,271 million, or 29.5%, from 2014 to 2015. These increases were primarily due to increases in traffic acquisition costs as well as personnel expenses and depreciation and amortization expense.

Our operating costs and expenses attributable to the E‑commerce segment increased by RUB 1,579 million, or 88.9%, from 2015 to 2016 and by RUB 723 million, or 68.7%, from 2014 to 2015. These increases were primarily due to increases in personnel expenses and advertising and marketing expenses.

Our operating costs and expenses attributable to the Classifieds segment increased by RUB 614 million, or 80.4%, from 2015 to 2016 and by RUB 487 million, or 175.8%, from 2014 to 2015. These increases were primarily due to increases in advertising and marketing expenses, personnel expenses and allocable office rent and utilities resulting from increases in salary over the periods, as we continue to invest in the development of the service.

Our operating costs and expenses attributable to the Taxi segment increased by RUB 3,590 million, or 423.3%, from 2015 to 2016 and by RUB 738 million, or 670.9%, from 2014 to 2015. With respect to 2016 compared to 2015, the primary factor contributing to the overall increase was an increase of RUB 2,854 million in advertising and marketing expenses. These increases were also due to increases in personnel expenses resulting from increases in headcount over the periods as we continue to invest in the development of the service. With respect to 2015 compared to 2014, the primary factor contributing to the overall increase was an increase of RUB 506 million in advertising and marketing expenses. We anticipate that advertising and marketing expenses of the Taxi segment will increase both in absolute terms and as a percentage of revenues because of our continuing expansion to new regions.

Our operating costs and expenses attributable to the Experiments category decreased by RUB 838 million, or 21.8%, from 2015 to 2016, but increased by RUB 1,523 million, or 65.4%, from 2014 to 2015. The decrease in 2016 compared to 2015 was primarily due to a decrease in overall expenses in Turkey in 2016, RUB 381 million of certain allowances provided for in 2015 but not in 2016 and a decrease of RUB 325 million in advertising and marketing expenses. With respect to 2015 compared to 2014, the overall increase was primarily due to increases in personnel expenses, allocable office rent and utilities and depreciation and amortization expenses.

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

Interest income, net decreased from RUB 1,744 million in 2015 to RUB 1,655 million in 2016, principally as a result of a decrease of average interest rates on our investments, partly offset by RUB 85 million decrease in interest expense representing coupon and amortization of debt discount and issuance costs related to our convertible notes.

Interest income, net increased from RUB 856 million in 2014 to RUB 1,744 million in 2015, principally as a result of investing more of our cash from operating activities in Russia, where our investments earn significantly higher returns comparing with the Netherlands and very high interest rates in Russia. In 2015, interest income was partially offset by interest expense of RUB 1,293 million representing coupon and amortization of debt discount and issuance costs related to our convertible notes.

Other Income, Net

Our other income, net primarily consists of foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non‑operating gains and losses, including gains from the sale of equity securities/subsidiaries, gains from repurchases of convertible notes and gains and losses from investments in equity securities.

The following table presents the components of our other income, net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Foreign exchange gains/(losses)	6,553	1,903	(3,834)
Gain from sale of equity securities	—	—	157
Gain from repurchases of convertible debt	548	310	53
Impairment of investments in equity securities	(700)	—	—
Other	(105)	46	229
Total other income/(loss), net	6,296	2,259	(3,395)
Total other income/(loss), net, as a percentage of revenues	12.4%	3.8%	(4.5)%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. In 2014 and 2015, because of the material depreciation of the ruble, we recorded in our primary Russian subsidiary as other income, net foreign exchange gain of RUB 6,518 million and RUB 1,835 million, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. In 2016 we recognized foreign exchange losses in our primary Russian subsidiary in the amount of RUB 3,710 million due to significant appreciation of the Russian ruble against the U.S. dollar. Although the U.S. dollar values of our U.S. dollar‑denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar‑denominated monetary assets.

In 2014, we repurchased $150 million in principal amount of our outstanding convertible notes for $131.1 million resulting in a gain of RUB 548 million. In 2015, we repurchased $119.4 million in principal amount of our outstanding convertible notes for $102.3 million resulting in a gain of RUB 310 million. In 2016, we repurchased $87.4 million in principal amount of our outstanding convertible notes for $82.0 million resulting in a gain of RUB 53 million.

Items recognized as “Other” in “Other income, net” include gains and losses from investments in equity securities, changes in the fair value of derivative instruments and other non‑operating gains and losses.

Provision for Income Taxes

The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB,
	except percentages)
Provision for income taxes	5,455	3,917	4,324
Effective tax rate	24.3%	28.8%	38.9%

Our provision for income taxes increased by RUB 407 million from 2015 to 2016 and decreased by RUB 1,538 million from 2014 to 2015, primarily as a result of changes in taxable income.

Our effective tax rate increased by 10.1 percentage points from 2015 to 2016. Our effective tax rate was higher in 2016 than in 2015 primarily due to the effects of certain provisions recognized in 2016 related to the results of prior years' tax audits, as well as an increase in share‑based compensation expense, which is non‑deductible. Adjusted for these effects and share‑based compensation expense, as well as for the non-deductible goodwill impairment in 2015, our effective tax rate would have been 23.4% and 22.7% in 2016 and 2015, respectively.

Our effective tax rate increased by 4.5 percentage points from 2014 to 2015. Our effective tax rate was higher in 2015 than in 2014 primarily due to the effects of goodwill impairment, certain allowances recognized in 2015, as well as an increase in share-based compensation expense, all of which are non-deductible. Adjusted for these effects and share-based compensation expense, our effective tax rate would have been 22.7% in 2015.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our provision for income taxes.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2016. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

Both seasonal fluctuations in internet usage and in advertising expenditures have affected, and are likely to continue to affect, our business. Internet usage and advertising expenditures generally slow down during the summer months, and increase significantly in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statements of income. As a result, our quarterly results of operations have been and will likely continue to be affected by the impact of foreign currency fluctuations on our reported results of operations, particularly changes in the value of the U.S. dollar as compared to the Russian ruble.

Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2015	2015	2015	2015	2016	2016	2016	2016
	(in millions of RUB)
Consolidated statements of income data:
Revenues	12,339	13,920	15,439	18,094	16,473	18,040	19,293	22,119
Operating costs and expenses:
Cost of revenues(1)	3,713	3,982	4,318	4,797	4,504	4,696	4,918	5,636
Product development(1)	3,347	3,300	3,168	3,606	3,877	3,794	3,858	4,303
Sales, general and administrative(1)	2,303	2,568	2,618	4,112	3,258	3,717	4,475	6,435
Depreciation and amortization	1,490	1,874	2,152	2,275	2,394	2,316	2,489	2,408
Goodwill impairment	—	—	—	576	—	—	—	—
Total operating costs and expenses	10,853	11,724	12,256	15,366	14,033	14,523	15,740	18,782
Income from operations	1,486	2,196	3,183	2,728	2,440	3,517	3,553	3,337
Interest income, net	484	356	415	489	523	437	351	344
Other income/(loss), net	833	(1,787)	2,076	1,137	(1,181)	(842)	(218)	(1,154)
Income before income taxes	2,803	765	5,674	4,354	1,782	3,112	3,686	2,527
Provision for income taxes	676	342	1,396	1,503	713	1,054	1,243	1,314
Net income	2,127	423	4,278	2,851	1,069	2,058	2,443	1,213
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	15
Net income attributable to Yandex N.V.	2,127	423	4,278	2,851	1,069	2,058	2,443	1,228

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense.

	Quarter ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2015	2015	2015	2015	2016	2016	2016	2016
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	30.1	28.6	28.0	26.5	27.3	26.0	25.5	25.5
Product development(1)	27.1	23.7	20.5	19.9	23.6	21.1	20.0	19.4
Sales, general and administrative(1)	18.7	18.4	17.0	22.7	19.8	20.6	23.2	29.1
Depreciation and amortization	12.1	13.5	13.9	12.6	14.5	12.8	12.9	10.9
Goodwill impairment	—	—	—	3.2	—	—	—	—
Total operating costs and expenses	88.0	84.2	79.4	84.9	85.2	80.5	81.6	84.9
Income from operations	12.0	15.8	20.6	15.1	14.8	19.5	18.4	15.1
Interest income	3.9	2.5	2.8	2.7	3.2	2.5	1.8	1.5
Other income/(loss), net	6.8	(12.8)	13.4	6.3	(7.2)	(4.7)	(1.1)	(5.2)
Income before income taxes	22.7	5.5	36.8	24.1	10.8	17.3	19.1	11.4
Provision for income taxes	5.5	2.5	9.1	8.3	4.3	5.9	6.4	5.9
Net income	17.2	3.0	27.7	15.8	6.5	11.4	12.7	5.5
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	0.1
Net income attributable to Yandex N.V.	17.2%	3.0%	27.7%	15.8%	6.5%	11.4%	12.7%	5.6%

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense.

Liquidity and Capital Resources

As of December 31, 2016, we had RUB 63,034 million ($1,039.1 million) in cash, cash equivalents, short‑term deposits and short‑term debt securities. Cash equivalents consist of bank deposits with original maturities of three months or less and short-term deposits consist of bank deposits with original maturities of more than three months but no more than one year. Our current investment policy permits us to hold up to 50% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars and, additionally, to accumulate U.S. dollars for repayment of our convertible debt in 2018. In order to achieve this split of our currency holdings, we convert a portion of the rubles received from operations, as well as from maturing deposits, into U.S. dollars. We maintain our U.S. dollar‑denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar‑denominated holdings as of December 31, 2016 accounted for approximately 67.1% of our cash, cash equivalents, term deposits and debt securities.

 The net proceeds to us in December 2013 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $593.9 million; we also received net proceeds of $89.2 million related to the exercise of the underwriters’ over-allotment option in January 2014. From time to time, we repurchase and retire outstanding notes. During 2014, we repurchased and retired an aggregate of $150.0 million principal amount of the outstanding notes for $131.3 million. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million.

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

Other than the proceeds from our convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, unused vacation), deferred taxes and differences arising from the capitalization and depreciation of property and equipment and amortization of intangible assets. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2016 was approximately RUB 72,040 million ($1,187.7 million).

We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. As of December 31, 2016, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 52,240 million ($861.2 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 2,612 million ($43.1 million). See “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.” We do not have any current plan to pay cash dividends on our shares in the near term.

As of December 31, 2016, we had no outstanding indebtedness other than the convertible notes due 2018. We do not currently maintain any line of credit or other similar source of liquidity.

Cash Flows

In summary, our cash flows were:

	Year ended December 31,
	2014	2015	2016
	(in millions of RUB)
Net cash provided by operating activities	15,546	19,576	25,449
Net cash used in investing activities	(28,589)	(11,676)	(13,106)
Net cash used in financing activities	(11,707)	(6,023)	(5,021)
Effect of exchange rate changes on cash	9,001	4,716	(3,328)

Cash provided by operating activities.  Cash provided by operating activities consists of net income adjusted for non‑cash items, including depreciation and amortization expense, amortization of debt discount and issuance costs, share‑based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, gain from repurchases of convertible notes, gain from sale of equity securities, impairment of investments in equity securities, goodwill impairment and the effect of changes in working capital.

Cash provided by operating activities increased by RUB 5,873 million from 2015 to 2016. This increase was primarily due to an increase in net cash from operations before changes in working capital of RUB 4,196 million and an increase of RUB 1,677 million in cash provided by changes in working capital. Cash provided by working capital was RUB 2,006 million in 2016 and increased between the periods primarily due to significant increases in accounts payable and accrued liabilities that were primarily related to tax provisions we accrued in 2016 as a result of prior years' tax audits.

From 2014 to 2015, cash provided by operating activities increased by RUB 4,030 million, and was primarily due to an increase in net cash from operations before changes in working capital of RUB 1,970 million and an increase of RUB 2,060 million in cash provided by changes in working capital. Cash provided by working capital was RUB 329 million in 2015 and increased between the periods primarily due to significant decreases in prepaid expenses and other assets, principally arising from a decrease in interest receivable accrued.

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

Cash used in investing activities.

Cash used in investing activities in 2016 increased by RUB 1,430 million compared to 2015 as a result of increases in investments in term deposits (net of repayments) of RUB 2,905 million and in investments in debt securities (net of proceeds from maturities) of RUB 1,496 million, as well as increases in loans granted of RUB 490 million and investments in non-marketable equity securities of RUB 381 million, which were partly compensated by decreases in capital expenditures of RUB 3,420 million and in cash paid for acquisitions of new businesses of RUB 398 million.

Cash used in investing activities in 2015 decreased by RUB 16,913 million compared to 2014 as a result of decreases in investments in term deposits (net of repayments) of RUB 10,845 million and in cash paid for acquisitions of new businesses of RUB 5,962 million, an increase in proceeds from maturities of debt securities of RUB 2,851 million and an amount of cash placed in escrow of RUB 714 million primarily related to contingent compensation payable to the sellers of Auto.ru and KitLocate in 2014, which was partially compensated by increases in capital expenditures of RUB 3,366 million. Cash paid for acquisitions of businesses in 2015, net of cash acquired, primarily consists of cash paid for RosTaxi in January 2015 and for Agnitum in December 2015.

Our total capital expenditures were RUB 9,625 million in 2016 and RUB 13,045 million in 2015. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment. We also incurred significant capital expenditures in 2015 and 2016 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2017 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash used in financing activities.

For 2016, cash outflow from financing activities was RUB 5,021 million, reflecting RUB 5,397 million used to repurchase our outstanding convertible notes and RUB 152 million paid as contingent consideration, partly offset by proceeds of RUB 431 million from share option exercises.

For 2015, cash outflow from financing activities was RUB 6,023 million, reflecting RUB 6,096 million used to repurchase our outstanding convertible notes and RUB 124 million paid as contingent consideration, partly offset by proceeds of RUB 168 million from share option exercises.

Off‑Balance Sheet Items

We do not currently engage in off‑balance sheet financing arrangements, and do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments due by period
			2018	2020
		Through	through	through
	Total	2017	2019	2021	Thereafter
	(in millions of RUB)
Long-term principal debt obligations	20,214	—	20,214	—	—
Interest payments	454	227	227	—	—
Long‑term operating lease obligations	20,978	4,520	9,945	6,408	105
Data centers related purchase obligations	1,676	1,615	53	8	—
Other purchase obligations	4,707	1,348	1,911	1,424	24
Payments related to business acquisitions	720	225	495	—	—
Total contractual obligations	48,749	7,935	32,845	7,840	129

The table above presents our long‑term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build‑outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services and obligations related to repayment of our convertible notes due 2018. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2016. All amounts shown include value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Tax Provisions

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. FASB authoritative guidance on accounting for uncertainty in income taxes requires a two‑step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2016, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Doing Business and Investing in Russia and Other Countries in which We Operate—Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on our ability to generate sufficient future taxable income. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

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

We assess the carrying value of goodwill arising from business combinations on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include under‑performance of our reporting units compared with our internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. Therefore, our judgment as to the future prospects of our business has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Share‑Based Compensation Expense

We estimate the fair value of share options and share appreciation rights (together, “Share‑Based Awards”) that are expected to vest using the Black‑Scholes‑Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight‑line method. We used the following assumptions in our option‑pricing model when valuing Share‑Based Awards for grants made in the year ended December 31, 2014:

Year ended December 31, 2014
Expected life of the awards (years)	5.52 ‑ 7.04
Expected annual volatility	38%
Risk‑free interest rate	1.85%
Expected dividend yield	—

No share options or SARs grants were made for the years ended December 31, 2015 and 2016.

To determine the expected option term, we use the “simplified method” as allowed under the SEC’s accounting guidance, which represents the weighted‑average period during which our awards are expected to be outstanding.

With respect to price volatility, for 2014 grants we used the future volatility of our share prices implied by our convertible debt prices cross‑checked with the historical volatility of our publicly reported share price.

We base the risk‑free interest rate on the U.S. Treasury yield curve in effect at the grant date.

We did not declare any dividends with respect to 2014, 2015 or 2016 and do not have any plans to pay dividends in the near term. We therefore use an expected dividend yield of zero in our option pricing model for awards granted in the year ended December 31, 2014.

Until the fourth quarter of 2016, we determined the amount of share‑based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. U.S. GAAP required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We calculated the forfeiture rate by reference to our historical employee turnover rate. If our actual forfeiture rate is materially different from the estimate, share‑based compensation expense could be materially lower than what has been recorded. Starting the fourth quarter of 2016, we early adopted an Accounting Standard Update (“ASU”), which simplifies certain aspects of the accounting for share-based payment transactions to employees. We also elected to account for forfeitures as they occur, rather than estimate expected forfeitures. This change did not have a material impact on retained earnings as of January 1, 2016.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents, term deposits and short‑term debt securities held in Russia amounted to RUB 34,827 million and RUB 23,711 million as of December 31, 2016 and 2015, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 4,424 million and RUB 1,819 million in 2016 and 2015, respectively.

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, as was customary in the Russian real estate market, the majority of our rent expenses, currently including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, can also be materially affected by changes in the dollar‑ruble and euro‑ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015, the ruble equivalents of these U.S. dollar‑denominated expenditures increase and negatively impact our net income and cash flows.

The lease of our Moscow headquarters currently entails outstanding commitments of approximately RUB 17,915 million as of December 31, 2016. The rent under these leases is denominated in U.S. dollars, but payable in rubles at the then‑current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble, although we are not protected from any potential appreciation. The landlord’s protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re‑measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the statements of income. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2016, we would have recognized additional foreign exchange gains before tax of RUB 9 million in 2016. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2016, we would have recognized additional foreign exchange losses before tax of RUB 9 million in 2016. To decrease the impact of swings in the exchange rates we have entered into hedging transaction in respect of these leases, see Note 18 — “Subsequent events” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non‑Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period‑end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2014, 2015 and 2016 are included as a foreign currency translation adjustment recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUB 5,955 million and RUB 10,160 million as of December 31, 2016 and 2015, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUB 828 million and RUB 552 million in 2016 and 2015, respectively.

Subsequent to December 31, 2016, the Russian ruble remained volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2016 was RUB 60.6569 to $1.00 and, during the period from December 31, 2016 to March 17, 2017, the exchange rate of the Russian ruble appreciated to RUB 58.2437 to $1.00. The lowest rate reached during this period was RUB 60.6569 to $1.00 as of January 9, 2017. The highest rate reached during this period was RUB 56.7719 to $1.00 as of February 16, 2017.

Interest Rate Risk

We had cash, cash equivalents and term deposits of RUB 60,001 million and held debt securities of RUB 3,033 million as of December 31, 2016. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents, term deposits and debt securities balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

In December 2013, we issued and sold $600.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. In January 2014, we issued and sold an additional $90.0 million in aggregate principal amount of such notes. During 2014, we repurchased and retired $150 million in aggregate principal amount of the outstanding notes. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million. We carry the convertible notes at face value less unamortized discount and debt issuance costs on our balance sheet. The fair value of the notes changes when the market price of our shares or interest rates fluctuate.

Item 6.  Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	53	2017	2000	Executive Director and Chief Executive Officer
John Boynton	51	2018	2000	Chairman and Non-Executive Director
Esther Dyson	65	2018	2006	Non-Executive Director
Elena Ivashentseva	50	2017	2000	Non-Executive Director
Rogier Rijnja	54	2019	2013	Non-Executive Director
Charles Ryan	49	2019	2011	Non-Executive Director
Alexander Voloshin	60	2019	2010	Non-Executive Director
Herman Gref	53	2017	2014	Non-Executive Director
Alexander Shulgin	39	N/A	2010	Chief Operating Officer
G. Gregory Abovsky	40	N/A	2014	Chief Financial Officer

Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co‑founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Mr. Volozh left his position as CEO of CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

Mr. Boynton has been a non‑executive director since 2000 and has served as Chairman since 2016. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non‑profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co‑founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

Ms. Dyson has been a non‑executive director since 2006. Ms. Dyson is the executive founder of Way to Wellville, a US non‑profit dedicated to the production of health and the demonstration of its financial feasibility through a five‑community project. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start‑ups, and also sits on the board of Luxoft, another IT company of Russian origin. She started her career as a fact‑checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell‑side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/LiveJournal, and investments in the technology companies Epam, Ostrovok, Medesk, Fairwaves, TerraLink, UCMS and Zingaya. In the U.S., she sits on the boards of 23andMe, Meetup, Voxiva, XCOR Aerospace and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), Postini (sold to Google), Square Trade and Apiary, among others. She is the author of “Release 2.0: A design for living in the digital age” (1997), which has been translated into 18 languages. She earned a B.A. in economics from Harvard University.

Ms. Ivashentseva has been a non‑executive director since 2000. Ms. Ivashentseva is a partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok structured and led the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru‑Net B.V.), in which a Baring Vostok fund was the founder and largest shareholder. Since 2000, Ms. Ivashentseva has managed the investment in Yandex on behalf of Baring Vostok. She is also a member of the board of Avito, Ozon, Centre for Financial Technologies, Gett and other portfolio companies of Baring Vostok, and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ‑listed Russian television broadcaster, and other portfolio companies of Baring Vostok. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master’s degree in finance and accounting from the London School of Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

Mr. Rijnja has been a non‑executive director since May 2013. He is an independent consultant, and served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam Stock Exchange, from 2011 to February 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). He was previously the director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Mr. Rijnja held several positions at Apple between 1989 and 1996 in the Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in the Netherlands.

Mr. Ryan has been a non‑executive director since May 2011. A finance professional with 27 years of experience in both the Russian and international markets, Mr. Ryan co‑founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru‑Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG’s investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Mr. Voloshin serves as the Chairman of the Board of Directors of Joint Stock Company "Freight One". Mr. Voloshin also served as Chairman of the Board of Directors of Uralkali from 2010 to 2014, as Chairman of the Board of Directors of the MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO “UES of Russia” from 1999 to 2008. From 1999 to 2003, Mr. Voloshin held the post of Chief of Staff of the Russian President, moving up from Deputy Chief of Staff in 1998-1999 and Assistant to the Chief of Staff in 1997-1998. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All Russia Foreign Trade Academy.

Mr. Gref has been a non‑executive director since May 2014. Mr. Gref has served since 2007 as the Chief Executive Officer and Chairman of the Executive Board of Sberbank of Russia, one of the largest commercial banks in Russia. From 2000 to 2007, Mr. Gref served as the Minister for Economic Development of the Russian Federation and has previously served in a number of government positions at the federal and regional levels in Russia. Mr. Gref holds a degree in law from Omsk State University, a Ph.D. in law from St Petersburg State University and a Ph.D. in economics from The Russian Presidental Academy of National Economy and Public Administration. Mr. Gref holds a Citation and Certificate of Honor from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal.

Mr. Shulgin was appointed Chief Operating Officer in 2014. Mr. Shulgin joined Yandex as Chief Financial Officer in May 2010. A finance professional with 13 years of experience in the FMCG industry, Mr. Shulgin worked in different finance positions in Coca‑Cola Hellenic from 1997 until 2007. In 2007, he was appointed country chief financial officer of Coca‑Cola Hellenic Russia. Mr. Shulgin has a degree in Management from Rostov‑on‑Don State University.

Mr. Abovsky was appointed Chief Financial Officer in 2014. Mr. Abovsky joined Yandex as Vice President of Investor Relations in January 2013, taking on the additional role of Vice President of Corporate Development in October 2013. Mr. Abovsky began his career in the investment banking division of Morgan Stanley, and has over 14 years of experience in a variety of finance and investment management roles in the media and technology sectors. Mr. Abovsky holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors.

The aggregate cash compensation paid or accrued in 2016 for members of our management team (a total of 18 persons), as a group, was RUB 415 million ($6.8 million).

In May 2011, we granted each of our non‑executive directors an option to acquire 28,000 Class A shares at the initial public offering price of $25.00 per share, effective on the closing of our initial public offering. Such options vested over a four‑year period. In May 2013, we granted to a new non‑executive director an option to acquire 28,000 Class A shares at a price of $27.74 per share. In May 2014, we granted a new non‑executive director an option to acquire 28,000 Class A shares at a price of $33.09 per share.

In May 2015, our Compensation Committee and Board approved grants of further equity awards to the members of our Board. Each member was granted 14,000 restricted shares units (below – “RSUs”). In addition, the chairman was granted an additional 14,000 RSUs; each member of the audit committee and compensation committee (other than the committee chairmen) was granted an additional 2,000 RSUs; and each chairmen of such committees was granted an additional 5,000 RSUs. Such awards vest over four years, with 25% vesting in May 2016 and the remainder vesting quarterly over the following three years.

In May 2016, we made an offer to our non‑executive directors to exchange up to  an aggregate of 196,000 of their outstanding options for RSUs based on an exchange ratio of 2:1. As a result of exchange, a total of seven non‑executive directors exchanged an aggregate of 196,000 options for an aggregate of 98,000 RSUs. The replacement RSUs are subject to an additional 12 months vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs are permitted for a 12 month period starting from the date of the exchange which occurred in May 2016.

In November 2016, our Compensation Committee and Board approved grants of an additional 14,000 RSUs to the new chairman of the Board of Directors. The award vests over four years, with 25% vesting in June 2017 and the remainder vesting quarterly over the following three years.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson) and Boynton and Ms. Ivashentseva. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20‑F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

•	making recommendations to our board of directors regarding the appointment by the shareholders of our independent auditors;
•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

•	pre‑approving all audit and non‑audit services permitted to be performed by the independent auditors;
•	reviewing the independence and quality control procedures of the independent auditors;
•	discussing material off‑balance sheet transactions, arrangements and obligations with management and the independent auditors;
•	reviewing and approving all proposed related‑party transactions;
•	discussing the annual audited consolidated and statutory financial statements with management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•

meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Boynton (chairperson), Dyson and Rijnja. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

•	reviewing and making recommendations to the board of directors with respect to compensation of our executive and non‑executive directors;
•

reviewing and approving the compensation, including equity compensation, change‑of‑control benefits and severance arrangements, of our chief financial officer and such other members of our management as it deems appropriate;

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Boynton (chairperson) and Ms. Ivashentseva. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending to the board of directors persons to be nominated for election or re‑election as directors at any meeting of the shareholders;
•	overseeing the board of directors’ annual review of its own performance and the performance of its committees; and
•	considering, preparing and recommending to the board of directors a set of corporate governance guidelines applicable to the company.

Employment Agreements

Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under Russian law. The employment agreements between our subsidiaries and certain senior managers and other employees contain non‑competition and non‑solicitation provisions, although we understand that such provisions are generally unenforceable under Russian law.

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2014	2015	2016
Russia	5,020	4,970	5,877
Other	596	493	394
Total	5,616	5,463	6,271

	2014	2015	2016
Product development	3,329	3,286	3,709
Sales, general and administration	1,826	1,759	2,095
Cost of sales	461	418	467
Total	5,616	5,463	6,271

We also typically employ several hundred contract workers on a part‑time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full‑time staff.

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

We grant equity awards in the form of share options, share appreciation rights, restricted shares and restricted share units (or so called “deferred shares”) under our Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and our 2016 Equity Incentive Plan (the “2016 Plan” and together with the 2007 Plan, the “Plans”) (“Company Awards”).  Our 2016 Plan was approved at our 2016 annual general meeting of shareholders on May 27, 2016 and replaced our 2007 Plan.  However, there remain unexercised grants under our 2007 Plan.   The total number of shares available for issuance under the Plans is equal to 15% of the aggregate number of Class A and Class B shares outstanding from time to time.

Additionally, the 2016 Plan provides employees at certain of our business units, including Taxi, Classifieds and Market (the “Participating Subsidiaries”), the opportunity to receive equity awards in respect of such Participating Subsidiary (the “Business Unit Equity Awards”). Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are to not exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time. In the future, additional of our business units may become Participating Subsidiaries.

Plan administration.  Our board of directors or its compensation committee administers our Plans. Although our Plans sets forth certain terms and conditions of our equity awards, our board of directors or its compensation committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, and form of payment upon exercise.

Eligibility.  We may grant Company Awards to employees and directors of and consultants to our company and its subsidiaries. With respect to Business Unit Equity Awards, we may grant awards in the equity of a Participating Subsidiary to employees, officers, members of the board of directors, advisors and consultants of such Participating Subsidiary.

Exercise price and term of equity awards.  With respect to the Company Awards, the exercise price of options or measurement price of share appreciation rights awards is the average closing price per Class A share on the NASDAQ Global Select Market on the 20 trading days immediately following the grant date. With respect to Business Unit Equity Awards, the exercise price of options or measurement price of share appreciation rights shall be determined from time to time by the Board (following consultation with an independent valuation expert). Restricted share unit awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee’s relationship with us has not terminated.

Vesting schedule.  The notice of grant specifies the vesting schedule. Awards generally vest over a four‑year period, with 4/16ths vesting on the first anniversary of grant and an additional 1/16th vesting each quarter thereafter. When a grantee’s employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

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

Equity awards granted since October 2008 are in respect of Class A shares only, in accordance with their terms and the terms of the Plans.

Amendment and Termination.  Our board of directors may at any time amend, suspend or terminate our 2016 Plan. Prior to any such amendment, suspension or termination, our board of directors must first make a determination that share options already granted will not be adversely affected. Unless terminated earlier, our 2016 Plan will continue in effect until May 2026.

Equity Award Exchanges.  In April 2015, we offered certain of our employees the opportunity to exchange outstanding share appreciation rights awards for new restricted share unit awards. As a result of recent economic and market conditions, the value of our Class A shares has fluctuated significantly in recent periods and we believed that restricted share unit awards would provide a better incentive for our employees in these conditions. Each eligible employee was therefore given the opportunity to exchange outstanding share appreciation rights awards for restricted share unit awards on a two‑for‑one basis (two share appreciation rights for one restricted share unit), subject to longer vesting and exercisability terms. In particular, such replacement awards vest over a five‑year period, compared with the four‑year vesting term of the original share appreciation rights awards. A total of 14 employees, including our Chief Operating Officer and Chief Financial Officer, participated in the offer, exchanging a total of 1,663,750 share appreciation rights for a total of 831,875 restricted share units.

In July and September 2015, we completed additional exchanges of outstanding share appreciation rights awards for new restricted share unit awards based on an exchange ratio of 2:1. In all but one instance, the exchanges were effected for non‑senior employees and the replacement restricted share units are subject to the same vesting schedule as was in place for the replaced share appreciation rights awards. An exchange was also offered to and accepted by one senior employee; in this case the replacement restricted share units were granted on the condition that vesting be reset to begin as of January 1, 2016.

As a result of the exchanges, a total of 42 employees exchanged an aggregate of 256,850 share appreciation rights for an aggregate of 128,426 restricted share units during the third quarter of 2015.

In May 2016, we made an offer to our non‑executive directors to exchange up to an aggregate of 196,000 of their outstanding options for RSUs based on an exchange ratio of 2:1. As a result of exchange, a total of seven nonexecutive directors exchanged an aggregate of 196,000 options for an aggregate of 98,000 RSUs. The replacement RSUs are subject to an additional 12 months vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs is permitted for a 12 month period starting the date of exchange.

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of February 28, 2017. The percentage of beneficial ownership is based on 278,336,356 Class A shares and 45,037,734 Class B shares outstanding as of February 28, 2017. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as of February 28, 2017
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors and Senior Management:
Arkady Volozh(2)	2,940	*	34,459,684	76.51%	47.29%	10.66%
John Boynton(3)	104,637	*	0	—	*	*
Esther Dyson(4)	178,296	*	0	—	*	*
Elena Ivashentseva(5)	266,806	*	0	—	*	*
Rogier Rijnja(6)	13,860	*	0	—	*	*
Charles Ryan(7)	349,176	*	0	—	*	*
Alexander Voloshin(8)	67,894	*	0	—	*	*
Herman Gref(9)	10,640	*	0	—	*	*
Alexander Shulgin(10)	25,000	*	0	—	*	*
G. Gregory Abovsky(11)	46,022	*	0	—	*	*
All current directors and senior management as a group (10 persons)(12)	1,065,271	0.38%	34,459,684	76.51%	47.43%	10.98%
Principal Shareholders:
Baillie Gifford & Co.(13)	22,702,677	8.16%	0	—	3.12%	7.02%
Capital Group Companies(14)	17,385,971	6.25%	0	—	2.39%	5.38%
WCM Investment Management (15)	14,073,606	5.06%	0	—	1.93%	4.35%
Vladimir Ivanov	9,512,491	3.42%	3,318,884	7.37%	5.86%	3.97%
Total shares held by directors, management and 5% holders	64,740,016	23.26%	37,778,568	83.88%	60.73%	31.70%

*Represents beneficial ownership of less than one percent of such class.

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

(2)	Excludes 607,875 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.
(3)

Includes (a) 60,000 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 25,000 Class A shares held by the John W. Boynton Trust of 2006, and (c)  14,000 vested restricted share units that become exercisable in May 2017 in respect of Class A shares (see note 12). Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 25,813 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(4)

Includes 14,000 vested restricted share units that become exercisable in May 2017 in respect of Class A shares (see note 12). Excludes 9,000 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(5)

Includes (a) 252,806 Class A shares held by Caldwell Associated Inc., a company controlled by Ms. Ivashentseva, and (b) 14,000 vested restricted share units that become exercisable in May 2017 in respect of Class A shares (see note 12), held by BC&B Holdings B.V. (“BC&B”), which holds the equity awards on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is a senior partner of Baring Vostok Capital Partners Limited, a Cypriot limited company, which is a sub adviser to Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey, which acts as the investment advisor with respect to the investment by Baring Vostok Private Equity Funds in BC&B. Ms. Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Excludes 9,000 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(6)

Includes 10,500 vested restricted share units that become exercisable in May 2017 in respect of Class A shares  (see note 12). Excludes 12,500 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(7)

Includes (a) 329,892 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly and (b) 14,000 vested restricted share units that become exercisable in May 2017 in respect of Class A shares (see note 12). Excludes 10,688 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(8)

Includes (a) 14,000 vested restricted share units that become exercisable in May 2017 in respect of Class A shares (see note 12), and (b) options to purchase 50,000 Class A shares that are exercisable within 60 days after February 28, 2017. Excludes 7,875 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(9)

Includes 7,700 vested restricted share units that become exercisable in May 2017 in respect of Class A shares (see note 12).  Excludes 14,175 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 28, 2017.

(10)	Consists of options to purchase 25,000 Class A shares, and excludes 200,000 restricted share units that are not exercisable within 60 days after February 28, 2017.
(11)

Consists of 46,022 vested restricted share units that are exercisable within 60 days after February 28, 2017. Excludes 324,605 restricted share units held by Mr. Abovsky that are not vested or exercisable within 60 days after February 28, 2017.

(12)

Includes options to purchase 75,000 Class A shares and 134,222 vested restricted share units that are exercisable within 60 days after February 28, 2017. Excludes 1,221,531 restricted share units that are not vested or exercisable within 60 days after February, 2017.

In May 2016, our Board and Compensation Committee offered to the members of our Board the opportunity to exchange outstanding options to purchase Class A shares for restricted share units, at a ratio of two‑for‑one, subject to an additional one year of vesting. In addition, no exercise of the replacement RSUs will be permitted for a 12-month period starting the date of exchange. As a result of the exchange, 7 directors exchanged 196,000 share options for an aggregate of 98,000 RSUs in the second quarter of 2016.

(13)

The number of shares reported is based solely on the Schedule 13G/A filed by Baillie Gifford & Co. on February 13, 2017. Such Schedule 13G states that the securities reported as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

(14)

The number of shares reported is based solely on the Schedules 13G filed by Capital World Investors on February 13, 2017 and by the EuroPacific Growth Fund on February 14, 2017. Capital Research Global Investors is a division of Capital Research and Management Company (“CRMC”) and is deemed to be the beneficial owner of the shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. EuroPacific Growth Fund claims beneficial ownership over

11,483,088 Class A shares and in certain circumstances may vote those shares, however, these shares may also be reflected in a filing made by Capital World Investors.
(15)	The number of shares reported is based solely on the Schedule 13G/A filed by WCM Investment Management on March 14, 2017.

Holdings by U.S. Shareholders

As of February 28, 2017, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) and there was one holder of record of Class B shares located in the United States. Together, these two holders held in the aggregate approximately 98.12% and 3.11% of our outstanding Class A and B shares by number, respectively, which represented in the aggregate approximately 39.40% of our outstanding shares by voting power.

Related Party Transactions

Shareholders’ Agreement

Shareholders holding an aggregate of approximately 56 million Class A and Class B shares, representing approximately 59% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

Board composition.  The parties have agreed to vote all of our shares held by them in favor of electing or re‑electing those persons nominated by our board of directors for election or re‑election as a director at any general meeting of our shareholders.

Compliance with foreign ownership laws.  The parties have agreed to comply with any applicable laws from time to time in effect that regulate the owners of Yandex by non‑Russian parties.

Amendments to articles of association.  The parties have agreed that they will vote against any proposal to amend the articles of association in such a way as to eliminate:

•	our multiple class share structure, with differential voting rights;
•	the staggered three‑year terms of our directors;
•	the provision that our directors may only be removed by a two‑thirds majority of votes cast representing at least 50% of our outstanding share capital;
•	the authorized preference shares;
•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;
•	the supermajority requirements for shareholder approval of certain significant corporate actions, including a legal merger or demerger of our company or the amendment of our articles of association;
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

Registration Rights Agreement

We are party to a registration rights agreement with our major shareholders that allows them to require us to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the “Securities Act”), under certain circumstances.

Demand registration rights.  Shareholders party to the agreement together holding approximately 38 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters’ discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F‑3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12‑month period.

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

Form F‑3 registration rights.  When we are eligible to use Form F‑3, one or more shareholders party to the agreement holding shares with an aggregate market value of at least $50,000,000 have the right to request that we file a registration statement on Form F‑3. We are not obligated to file a registration statement on Form F‑3 if (a) we have already effected two registrations on Form F‑3 for holders of registrable securities during the 12‑month period preceding a registration request, (b) the aggregate price, net of underwriters’ commissions or discounts, of registrable securities included in such registration is less than $10 million, or (c) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12‑month period.

Expenses of registration.  We will pay all expenses relating to any demand, piggyback or F‑3 registration, other than underwriting commissions and discounts.

Relationship with Sberbank

Sberbank is a major financial institution and the largest savings bank in the Russian Federation. Approximately 51% of its voting shares are held by the Central Bank of the Russian Federation. Herman Gref, the Chief Executive Officer and Chairman of the Executive Board of Sberbank, is a member of our Board of Directors.

Priority Share

In September 2009, we issued our priority share to Sberbank for its nominal value of €1.00. As the holder of our priority share, Sberbank has the right to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), if our board of directors has otherwise approved such accumulation of shares. In addition, any decision by our board of directors to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the holder of our priority share. The priority share does not carry any rights to control the management or operations of our company, and its economic rights are limited to its pro rata entitlement to dividends and other distributions. Our articles of association provide that the priority share may only be held by a party that is specifically nominated by our board of directors for this purpose. The rights of the priority share would terminate if any law is adopted or amended in Russia that restricts the ownership by non‑Russian parties of internet businesses in Russia.

Our board of directors and shareholders approved the priority share mechanism with the objective of strengthening control over our company’s ownership structure and providing transparency into changes in share ownership. We believe that this structure allows us to avoid the dominance of any single group of investors. In addition, we believe that this mechanism allows us to attract appropriate levels of both Russian and non‑Russian investment.

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

Yandex.Money Joint Venture

In July 2013, we sold a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank for $60 million in cash and entered into a joint venture arrangement with Sberbank in respect of the future operation of this business, which continues under the Yandex.Money brand. Our joint venture agreement with Sberbank provides for standard minority protections and addresses corporate governance matters such as veto rights, deadlock mechanisms and rights of first refusal and co‑sale.

Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013, we retained a noncontrolling interest and significant influence over Yandex.Money’s business. We continue to use Yandex.Money for payment processing and sublease to Yandex.Money part of our premises. The amount of revenues from subleasing and other services was RUB 91 million and RUB 106 million ($1.7 million) for the years ended December 31, 2015 and 2016, respectively. The amount of fees for online payment commissions was RUB 143 million and RUB 173 million ($2.9 million) for the years ended December 31, 2015 and 2016 respectively. As of December 31, 2015 and 2016, the amount of receivables related to payment processing was RUB 27 million and RUB 47 million ($0.8 million), respectively. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers.

Advisory Fees; Lending Arrangements

In December 2015, we engaged Sberbank CIB, an affiliate of Sberbank, as our financial advisor in connection with our proposed acquisition of a legal entity that will hold title to the office complex in central Moscow in which our Russian headquarters are located. Pursuant to this engagement, we have paid Sberbank CIB advisory fees of $0.2 million. On February 19, 2016, we entered into a framework agreement with Krasnaya Roza 1875 Limited, a Cypriot company, or KR 1875, for the acquisition of certain buildings in the Krasnaya Roza office complex in central Moscow, in which the Russian headquarters of the Yandex group are located (the “Framework Agreement”). On September 7, 2016, we opted to terminate the Framework Agreement because of changing market conditions. Yandex plans to remain at the Red Rose through the end of the lease term in 2021 but may consider other options for when the lease term expires

Loans granted to related parties

In 2016, we had loans outstanding in the aggregate principal amount of RUB 168 million ($2.8 million) to the CEOs of our business units, principally in connection with their purchase of equity interests in those subsidiaries.  The interest rate on the loans is 8% per annum and they mature in 2019.

Item 8.  Financial Information.

See the financial statements beginning on page F‑1.

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

Item 9.  The Listing.

Markets

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market, under the symbol “YNDX”.

The following table sets forth the high and low closing sale prices on the NASDAQ Global Select Market for our Class A ordinary shares for (1) the five most recent years, (2) each quarter of the two most recent full financial years and any interim period, and (3) the most recent six months.

	High		Low
Annual Highs and Lows	$		$
2016		23.41		11.80
2015		20.90		10.18
2014		44.22		16.82
2013		43.15		20.07
2012		27.30		16.66
Quarterly Highs and Lows
First Quarter 2017 (through March 17)		24.66		20.43
Fourth Quarter 2016		22.13		17.61
Third Quarter 2016		23.41		20.31
Second Quarter 2016		23.08		15.05
First Quarter 2016		15.41		11.80
Fourth Quarter 2015		17.51		10.73
Third Quarter 2015		15.78		10.18
Second Quarter 2015		20.90		14.84
First Quarter 2015		18.42		14.12
Monthly Highs and Lows
March 2017 (through March 17)		23.74		22.80
February 2017		24.66		22.50
January 2017		23.70		20.43
December 2016		21.06		18.42
November 2016		20.03		17.61
October 2016		22.13		18.93
September 2016		22.39		20.31

On March 17, 2017, the closing sale price per share on the NASDAQ Global Select Market was $23.62.

In June 2014, our Class A ordinary shares were admitted to trading on Moscow Exchange (MOEX) and are currently listed in the Listing A Level 1, top quotation list on MOEX, under the symbol “YNDX”.

The following table sets forth the high and low closing sale prices on MOEX for our Class A ordinary shares for (1) the each quarter of the most recent full financial years and any interim period, and (2) the most recent six months.

	High	Low
	RUB	RUB
Annual Highs and Lows
2016	1,506.00	912.50
2015	1,177.00	694.00
2014 (from July 1)	1,283.00	991.00
Quarterly Highs and Lows
First Quarter 2017 (through March 17)	1,425.00	1,239.00
Fourth Quarter 2016	1,376.50	1,150.00
Third Quarter 2016	1,506.00	1,319.50
Second Quarter 2016	1,464.00	1,018.00
First Quarter 2016	1,133.90	912.50
Fourth Quarter 2015	1,147.00	704.00
Third Quarter 2015	903.00	694.00
Monthly Highs and Lows
March 2017 (through March 17)	1,375.00	1,334.00
February 2017	1,425.00	1,312.00
January 2017	1,418.50	1,239.00
December 2016	1,292.00	1,197.50
November 2016	1,243.50	1,150.00
October 2016	1,376.50	1,186.00
September 2016	1,464.00	1,319.50

On March 17, 2017, the closing sale price per share on Moscow Exchange was RUB 1,354.00.

Item 10.  Additional Information.

Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F‑1 registration statement (File No. 333‑173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012, May 22, 2013, May 23, 2014, May 22, 2015 and 1 June, 2016. Such amendments reduced the number of authorized shares upon the conversion of our Class B shares into Class A shares or were technical in nature to conform with changes in the requirements of Dutch law.

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

The notes bear interest at a rate of 1.125% per year, payable semi‑annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes mature on December 15, 2018, unless earlier repurchased, redeemed or converted in accordance with their terms. The notes are senior unsecured obligations of the Company and we do not have the right to redeem the notes prior to maturity, except in connection with certain changes in tax laws.

The net proceeds from the convertible note offering were approximately $683 million, after deducting the initial purchasers’ discount and estimated offering expenses.

In 2014, 2015 and 2016, we repurchased an aggregate of $356.8 million principal amount of the convertible notes for an aggregate of $315.5 million in the open market.

Framework Agreement with Krasnaya Roza 1875 Limited

On February 19, 2016, we entered into a framework agreement with Krasnaya Roza 1875 Limited, a Cypriot company, or KR 1875, for the acquisition of certain buildings in the Krasnaya Roza office complex in central Moscow, in which the Russian headquarters of the Yandex group are located (the “Framework Agreement”). On September 7, 2016, we opted to terminate the Framework Agreement because of changing market conditions. The Framework Agreement allowed for Yandex to terminate the Framework Agreement at any time prior to closing. In the event of the termination of the agreement, the Framework Agreement stipulated that Yandex will reimburse KR1875 for certain fees and expense incurred in connection with the transaction, up to a maximum of RUB 45 million (approximately $0.7 million). Yandex believes that after the reimbursement of these costs to KR1875, it remained in the company’s and stockholders’ interest to terminate the Framework Agreement. Yandex plans to remain at the Red Rose through the end of the lease term in 2021 but may consider other options for when the lease term expires.

Exchange Controls

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Taxation

Taxation in the Netherlands

General

The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of our Class A shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of our Class A shares, who may be subject to special tax treatment under any applicable law, and this summary is not intended to be applicable in respect of all categories of holders of the Class A shares. In particular, this summary is not applicable in respect of any holder who is, is deemed to be or is treated as a resident of the Netherlands for Dutch tax purposes nor to a holder that holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. Such interest in our Class A shares is further referred to as a Substantial Interest (aanmerkelijk belang).

Please note that under Dutch tax law an individual is considered as a holder of Class A shares as well if he/she is deemed to hold an interest in the Class A shares pursuant to the attribution rules of article 2.14a of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for instance in a trust or a foundation.

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

Dividend Withholding Tax

General

Dividends paid on the Class A shares to a holder of such shares are generally subject to Dutch dividend withholding tax at a rate of 15%. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid‑in capital not recognized for Dutch dividend withholding tax purposes;
•

liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid‑in capital recognized for Dutch dividend withholding tax purposes;

•

the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•

partial repayment of paid‑in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

Generally we are responsible for the withholding of taxes at source and the remittance of the amounts withheld to the Dutch tax authorities; the dividend withholding tax will not be for our account.

If we have received a profit distribution from a foreign subsidiary located (a) in a jurisdiction with which the Netherlands has concluded a treaty for the avoidance of double taxation or (b) in Bonaire, St. Eustatius, Saba, Aruba, Curacao or St. Maarten, in which subsidiary we hold at least 25% of the nominal paid‑up capital or if the relevant tax treaty therein provides, we hold at least 25% of the voting rights, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5%, we are not required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3% of the portion of the dividends distributed by our company that is subject to Dutch dividend withholding tax; and (ii) 3% of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

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

Non‑residents of the Netherlands (including but not limited to U.S. holders)

The following is a description of the material Dutch tax consequences of holders of our Class A shares who under certain circumstances may not be subject to the above described 15% Dutch dividend withholding tax.

Entities (i) that are resident in another EU Member State, in a State of the European Economic Area (the “EEA”) i.e. Iceland, Norway and Liechtenstein, or a country outside the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands; and (ii) that are not subject to taxation by reference to profits in such State, in principle have the possibility to obtain a full refund of Dutch dividend withholding tax, provided such entities would not have been subject to Dutch corporate income tax either had they been resident within the Netherlands, and provided further that such entities do not perform a similar function to that of a tax exempt investment institutions or fiscal investment institutions as referred to in the Dutch Corporate Income Tax Act 1969, and with respect to entities resident in a country outside the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands, provided such entities hold their Class A shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of Class A shares and our company, and these shares do not allow such holder to effectively participate in the management or control of our company.

Further, a holder of Class A shares who is resident in another EU Member State or in a State of the EEA i.e. Iceland, Norway and Liechtenstein, in principle has the possibility to obtain a refund of Dutch dividend withholding tax, provided that (i) such dividends are not taxable with the holder of Class A shares for personal income tax purposes or corporate income tax purposes and (ii) insofar the Dutch dividend withholding tax exceeds the amount of personal income tax or corporate income tax that would have been due had the holder of Class A shares been resident in the Netherlands, and with respect to a holder of Class A shares resident in a country outside the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands, provided the Class A shares are held by such holder as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of Class A shares and our company, and these shares do not allow such holder to effectively participate in the management or control of our company.

A holder of Class A shares who is considered to be a resident of the United States and is entitled to the benefits of the 1992 Double Taxation Treaty between the United States and the Netherlands (“U.S. holder”), as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”) will generally be subject to Dutch dividend withholding tax at the rate of 15% unless such U.S. holder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty.

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

Taxes on Income and Capital Gains

General

The description of taxation set out in this section of this Annual Report is not intended for any holder of Class A shares who is:

•	an individual for whom the income or capital gains derived from the Class A shares are attributable to employment activities the income from which is taxable in the Netherlands; or
•	an individual who or an entity which holds, or is deemed to hold, a Substantial Interest in our company (as defined above).

Non‑residents of the Netherlands (including, but not limited to, U.S. holders)

A Non‑Resident of the Netherlands who holds Class A shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Class A shares, provided that:

•

such Non‑Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co‑entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands or effectively managed in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A shares are attributable or deemed attributable;

•

in the case of a Non‑Resident of the Netherlands who is an individual, (a) such individual does not carry out any activities in the Netherlands with respect to the Class A shares that exceed ordinary active asset management (normaal vermogensbeheer), (b) the benefits derived from such Class A shares are not intended as remuneration for activities performed by a holder of Class A shares or by a person connected to such holder as meant by article 3.92b paragraph 5 of the Dutch Income Tax Act 2001 and (c) such individual does not derive income or capital gains from the Class A shares that are taxable as benefits from “other miscellaneous activities” in the Netherlands (resultaat uit overige werkzaamheden in Nederland);

•

in the case of a Non‑Resident of the Netherlands which is an entity, it is neither entitled to a share in the profits of an enterprise effectively managed in the Netherlands, nor co‑entitled to the net worth of such enterprise, other than by way of the holding of securities, to which enterprise the Class A shares or payments in respect of the Class A shares are attributable; and

•

in the case of a Non‑Resident of the Netherlands who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, through an employment contract, to which enterprise the Class A shares or payments in respect of Class A shares are attributable.

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

Value‑Added Tax

There is no Dutch value‑added tax payable in respect of payments in consideration for the sale of the Class A shares (other than value added taxes on fees payable in respect of services not exempt from Dutch value added tax).

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

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of Class A shares. This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold the Class A shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder, nor does it address any state, local or foreign tax matters or matters relating to any U.S. federal tax other than the income tax. Each investor should consult its own professional tax advisor with respect to the tax consequences of the purchase, ownership and disposition of the Class A shares. This summary does not address tax considerations applicable to a holder of Class A shares that may be subject to special tax rules including, without limitation, the following:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities, currencies, or notional principal contracts;
•	tax‑exempt entities;
•	regulated investment companies;
•	persons that hold the Class A shares as part of a wash sale, hedge, straddle, conversion, constructive sale or similar transaction;

•	persons that hold the Class A shares through partnerships or certain other pass‑through entities;
•	persons that own (or are deemed to own) 10% or more of our voting shares; and
•	persons that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address alternative minimum tax consequences or indirect effects on the holders of equity interests in entities that own our Class A shares. In addition, this discussion does not consider the U.S. tax consequences to non‑U.S. holders of Class A shares.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Class A shares that is, for U.S. federal income tax purposes:

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
•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons,” within the meaning of the Internal Revenue Code, have the authority to control all of the substantial decisions of such trust.

If a partnership holds Class A shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our Class A shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Distributions.  Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to Class A shares will be taxable to the U.S. holder as a dividend to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be non‑taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the Class A shares. Distributions in excess of our current and accumulated earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non‑taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends‑received deduction in respect of the dividend otherwise allowable to corporations.

Under the Internal Revenue Code, qualified dividends received by certain non‑corporate U.S. holders (i.e. individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non‑corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121‑day period beginning 60 days before the ex‑dividend date). We believe that we are a qualified foreign corporation under the Internal Revenue Code. Accordingly, dividends paid by us to non‑corporate U.S. holders with respect to Class A shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates, except to the extent that they are taxable otherwise if we are a passive foreign investment company as described below.

Dividends received by a U.S. holder with respect to Class A shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to applicable conditions and limitations, and subject to the discussion in the next two paragraphs, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive category income” (but, in the case of some U.S. holders, may constitute “general category income”).

A “United States person,” within the meaning of the Internal Revenue Code, that is an individual, an estate or a nonexempt trust is generally subject to a 3.8% surtax on the lesser of (i) the United States person’s “net investment income” for the year and (ii) the excess of the United States person’s “modified adjusted gross income” for that year over a threshold (which, in the case of an individual, will be between $125,000 and $250,000, depending on the individual’s U.S. tax filing status). A U.S. holder’s net investment income generally will include, among other things, dividends on, and gains from the sale or other taxable disposition of, our Class A shares, unless (with certain exceptions) those dividends or gains are derived in the ordinary course of a trade or business. Net investment income may be reduced by deductions properly allocable thereto; however, the U.S. foreign tax credit may not be available to reduce the surtax.

Upon making a distribution to shareholders, we may be permitted to retain a portion of the amounts withheld as Dutch dividend withholding tax. See “—Taxation in the Netherlands—Dividend Withholding Tax—General.” The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities but does not reduce the amount of tax we are required to withhold from dividends paid to U.S. holders. In these circumstances, it is likely that the portion of dividend withholding tax that we are not required to pay to the Dutch tax authorities with respect to dividends distributed to U.S. holders would not qualify as a creditable tax for U.S. foreign tax credit purposes.

Sale or other disposition of Class A shares.  A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of Class A shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those Class A shares. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will be capital gain or loss and will generally be treated as from sources within the United States. Capital gain or loss will be long‑term capital gain or loss if the U.S. holder held the Class A shares for more than one year at the time of the sale or exchange; in general, long‑term capital gains realized by non‑corporate U.S. holders are eligible for reduced rates of tax. The deductibility of losses incurred upon the sale or other disposition of capital assets is subject to limitations.

Passive foreign investment company considerations.  A corporation organized outside the United States generally will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look‑through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2014 and 2015 tax years. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not expect to be a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder’s holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark‑to‑market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

Backup Withholding and Information Reporting.  U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.‑related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, certain U.S. holders who are individuals may be required to report to the IRS information relating to their ownership of the Class A shares, subject to certain exceptions (including an exception for shares held in an account maintained by a U.S. financial institution). U.S. holders may be subject to backup withholding (currently at 28%) on dividends and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.‑related financial intermediaries, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W‑9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20‑F no later than four months after the close of each fiscal year, which is December 31. Such reports and other information, when so filed, may be accessed at www.sec.gov/edgar or at ir.yandex.com/sec.cfm. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

PART II.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2016. The term “disclosure controls and procedures,” as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost‑benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2016, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2016. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2016, our internal control over financial reporting was effective.

No change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by ZAO Deloitte & Touche CIS, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

We have audited the internal control over financial reporting of Yandex N.V. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2016 of the Company and our report dated March 22, 2017 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia

March 22, 2017

Item 16A.  Audit Committee Financial Expert.

Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20‑F and as determined by our board of directors.

Item 16B.  Code of Ethics.

We have adopted a written code of ethics applicable to directors, members of senior management and employees of the company and any of the company’s direct and indirect subsidiaries. Our code of ethics is posted on our company website at: ir.yandex.com/documents.cfm.

Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C.  Principal Accountant Fees and Services.

The following table summarizes the fees of ZAO Deloitte & Touche CIS, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years.

	2015	2016
	(RUB in million)
Audit Fees(1)	35.5	47.0
Audit Related Fees(2)	4.0	0.2
Tax Fees(3)	9.2	5.7
All Other Fees	—	—
Total Fees	48.7	52.9

(1)

Audit fees for 2016 and 2015 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20‑F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit‑related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit Fees”.

(3)	Tax fees consist of fees for tax compliance and tax advice services. The tax advice services relate to tax advice on our revised employee incentive plan.

Pre‑Approval Policies for Non‑Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non‑audit services unless the audit committee pre‑approves the service. The audit committee pre‑approved all of the non‑audit services performed for us by Deloitte & Touche during 2016.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.  Changes in Registrant’s Certifying Accountant

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

•

We do not follow NASDAQ’s quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

•

We do not follow NASDAQ’s requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes Oxley Act, the rules adopted by the SEC and NASDAQ’s listing standards. As a Dutch company listed on a government recognized stock exchange, we are required to apply the provisions of the Dutch Corporate Governance Code, or explain any deviation from the provisions of such code in our Dutch Annual Report required by Dutch law.

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia

March 22, 2017

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2015	2016	2016
		RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	5	24,238	28,232	465.4
Term deposits		15,150	31,769	523.7
Investments in debt securities	5	2,915	3,033	50.0
Accounts receivable, net	5	5,586	7,741	127.6
Prepaid expenses		1,505	1,481	24.6
Other current assets	5	3,835	2,714	44.7
Total current assets		53,229	74,970	1,236.0
Property and equipment, net	8	20,860	18,817	310.2
Intangible assets, net	9	5,988	5,514	90.9
Goodwill	9	8,581	8,436	139.1
Long-term prepaid expenses		1,488	1,385	22.8
Restricted cash, non-current	5	533	442	7.3
Term deposits, non-current		18,399	—	—
Investments in non-marketable equity securities	5	1,122	1,513	24.9
Deferred tax assets	10	226	662	10.9
Other non-current assets	5	1,392	2,369	39.1
TOTAL ASSETS		111,818	114,108	1,881.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5	6,994	9,532	157.2
Taxes payable		2,800	2,963	48.8
Deferred revenue		1,875	2,127	35.1
Total current liabilities		11,669	14,622	241.1
Convertible debt	11	27,374	18,750	309.1
Deferred tax liabilities	10	1,552	1,040	17.1
Other accrued liabilities		1,126	1,104	18.2
Total liabilities		41,721	35,516	585.5
Commitments and contingencies	12
Redeemable noncontrolling interests	14	—	1,506	24.8
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 61,295,523 and 46,997,887 and Class C: 61,295,523 and 46,997,887); shares issued (Class A: 282,161,148 and 285,019,019, Class B: 47,895,605 and 45,037,734, and Class C: 12,000,000 and 560,235, respectively); shares outstanding (Class A: 271,356,566 and 277,579,206, Class B: 47,895,605 and 45,037,734, and Class C: nil)	13	75	284	4.7
Treasury shares at cost (Class A: 10,804,582 and 7,439,813, respectively)	13	(12,531)	(8,368)	(138.0)
Additional paid-in capital		17,257	16,579	273.3
Accumulated other comprehensive income	2, 5	3,099	896	14.9
Retained earnings		62,197	67,695	1,116.0
Total shareholders’ equity		70,097	77,086	1,270.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		111,818	114,108	1,881.2

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2014	2015	2016	2016
		RUB	RUB	RUB	$
Revenues	16	50,767	59,792	75,925	1,251.7
Operating costs and expenses:
Cost of revenues(1)		14,336	16,810	19,754	325.7
Product development(1)		8,842	13,421	15,832	261.0
Sales, general and administrative(1)		7,782	11,601	17,885	294.8
Depreciation and amortization		4,484	7,791	9,607	158.4
Goodwill impairment	9	—	576	—	—
Total operating costs and expenses		35,444	50,199	63,078	1,039.9
Income from operations		15,323	9,593	12,847	211.8
Interest income, net (including interest expense of 1,091, 1,293 and 1,208 ($19.9))	11	856	1,744	1,655	27.3
Other income/(loss), net	5	6,296	2,259	(3,395)	(56.0)
Income before income taxes		22,475	13,596	11,107	183.1
Provision for income taxes	10	5,455	3,917	4,324	71.3
Net income		17,020	9,679	6,783	111.8
Net loss attributable to noncontrolling interests		—	—	15	0.2
Net income attributable to Yandex N.V.		17,020	9,679	6,798	112.0
Net income per Class A and Class B share:
Basic	3	53.30	30.39	21.19	0.35
Diluted	3	52.27	29.90	20.84	0.34
Weighted average number of Class A and Class B shares outstanding:
Basic	3	319,336,782	318,541,887	320,788,967	320,788,967
Diluted	3	325,610,277	323,713,437	326,136,949	326,136,949

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share‑based compensation expenses of:

Cost of revenues	101	168	193	3.2
Product development	780	1,860	2,238	36.9
Sales, general and administrative	329	690	991	16.3

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2014	2015	2016	2016
		RUB	RUB	RUB	$
Net income		17,020	9,679	6,783	111.8
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		(1,019)	2,076	(2,100)	(34.6)
Reclassification adjustment, net of tax of nil	5	—	—	(103)	(1.7)
Foreign currency translation adjustment, net of tax of nil		(1,019)	2,076	(2,203)	(36.3)
Total other comprehensive (loss)/income		(1,019)	2,076	(2,203)	(36.3)
Total comprehensive income		16,001	11,755	4,580	75.5
Total comprehensive loss attributable to noncontrolling interests		—	—	15	0.2
Total comprehensive income attributable to Yandex N.V.		16,001	11,755	4,595	75.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2014	2015	2016	2016
		RUB	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		17,020	9,679	6,783	111.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		3,480	6,197	7,655	126.2
Amortization of intangible assets		1,004	1,594	1,952	32.2
Amortization of debt discount and issuance costs		811	967	911	15.0
Share-based compensation expense		1,210	2,718	3,422	56.4
Deferred income taxes		115	(188)	(864)	(14.2)
Foreign exchange (gains)/losses		(6,553)	(1,903)	3,834	63.2
Gain from sale of equity securities		—	—	(157)	(2.6)
Impairment of investment in equity securities		700	—	—	—
Goodwill impairment		—	576	—	—
Gain from repurchases of convertible debt		(548)	(310)	(53)	(0.9)
Other		38	(83)	(40)	(0.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(714)	(1,763)	(2,385)	(39.3)
Prepaid expenses and other assets		(3,069)	888	276	4.6
Accounts payable and accrued liabilities		1,817	1,160	3,817	62.9
Deferred revenue		235	44	298	4.9
Net cash provided by operating activities		15,546	19,576	25,449	419.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(9,679)	(13,045)	(9,625)	(158.7)
Proceeds from sale of property and equipment		132	95	177	2.9
Acquisitions of businesses, net of cash acquired	4	(6,360)	(398)	—	—
Investments in non-marketable equity securities		(45)	(110)	(491)	(8.1)
Proceeds from sale of equity securities	4	120	—	—	—
Investments in debt securities		(2,546)	(2,564)	(3,159)	(52.1)
Proceeds from maturity of debt securities		575	3,426	2,525	41.6
Investments in term deposits		(17,157)	(41,760)	(70,430)	(1,161.1)
Maturities of term deposits		7,234	42,682	68,447	1,128.4
Loans granted		(207)	(60)	(550)	(9.0)
Escrow cash deposit	4	(656)	58	—	—
Net cash used in investing activities		(28,589)	(11,676)	(13,106)	(216.1)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		191	168	431	7.1
Proceeds from issuance of convertible debt	11	2,981	—	—	—
Repurchases of convertible debt	11	(6,414)	(6,096)	(5,397)	(89.0)
Payment of debt issuance costs	11	(42)	—	—	—
Repurchases of ordinary shares		(8,423)	—	—	—
Payment for contingent consideration		—	(124)	(152)	(2.5)
Other financing activities		—	29	97	1.6
Net cash used in financing activities		(11,707)	(6,023)	(5,021)	(82.8)
Effect of exchange rate changes on cash and cash equivalents		9,001	4,716	(3,328)	(54.9)
Net change in cash and cash equivalents		(15,749)	6,593	3,994	65.8
Cash and cash equivalents at beginning of period		33,394	17,645	24,238	399.6
Cash and cash equivalents at end of period		17,645	24,238	28,232	465.4
Supplemental disclosure of cash flow information:
Cash paid for income taxes		4,544	4,861	4,531	74.7
Cash paid for acquisitions	4	6,567	398	—	—
Interest paid		307	322	264	4.4
Non-cash investing activities:
Change in accounts payable for property and equipment		643	(162)	(230)	(3.8)
Fair value of contingent consideration included in purchase price at acquisition	4	165	341	—	—

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share		Ordinary Shares				Accumulated			Redeemable
	Issued and		Issued and		Treasury	Additional	Other			non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2014	1	—	323,655,509	242	(6,886)	15,701	2,042	35,498	46,597	—
Share-based compensation expense	—	—	—	—	—	1,210	—	—	1,210	—
Exercise of share options (Note 15)	—	—	1,434,480	1	—	188	—	—	189	—
Class B shares conversion	—	—	—	(61)	—	61	—	—	—	—
Repurchases of shares (Note 13)	—	—	(7,446,319)	—	(8,436)	—	—	—	(8,436)	—
Reissue of shares for options exercised	—	—	—	—	1,143	(1,143)	—	—	—	—
Issuance of convertible debt	—	—	—	—	—	442	—	—	442	—
Repurchase of convertible debt	—	—	—	—	—	(312)	—	—	(312)	—
Windfall tax benefit	—	—	—	—	—	45	—	—	45	—
Foreign currency translation adjustment, including reclassification	—	—	—	—	—	—	(1,019)	—	(1,019)	—
Net income	—	—	—	—	—	—	—	17,020	17,020	—
Balance as of December 31, 2014	1	—	317,643,670	182	(14,179)	16,192	1,023	52,518	55,736	—
Share-based compensation expense	—	—	—	—	—	2,718	—	—	2,718	—
Exercise of share options (Note 15)	—	—	1,608,501	—	—	166	—	—	166	—
Class B shares conversion	—	—	—	(107)	—	107	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	1,648	(1,648)	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(307)	—	—	(307)	—
Windfall tax benefit	—	—	—	—	—	29	—	—	29	—
Foreign currency translation adjustment	—	—	—	—	—	—	2,076	—	2,076	—
Net income	—	—	—	—	—	—	—	9,679	9,679	—
Balance as of December 31, 2015	1	—	319,252,171	75	(12,531)	17,257	3,099	62,197	70,097	—
Share-based compensation expense	—	—	—	—	—	3,422	—	—	3,422	—
Exercise of share options (Note 15)	—	—	3,364,769	—	—	435	—	—	435	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(24)	—	—	(24)	—
Class B shares conversion	—	—	—	209	—	(209)	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	4,163	(4,163)	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(113)	—	—	(113)	—
Windfall tax benefit	—	—	—	—	—	(29)	—	—	(29)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,203)	—	(2,203)	—
Net income / (loss)	—	—	—	—	—	—	—	6,798	6,798	(15)
Decrease in ownership in subsidiaries	—	—	—	—	—	3	—	—	3	221
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(1,300)	(1,300)	1,300
Balance as of December 31, 2016	1	—	322,616,940	284	(8,368)	16,579	896	67,695	77,086	1,506
Balance as of December 31, 2016, $		—		4.7	(138.0)	273.3	14.9	1,116.0	1,270.9	24.8

The accompanying notes are an integral part of the consolidated financial statements

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Yandex N.V., together with its consolidated subsidiaries (together, the “Company”), is an internet and technology company and operates Russia’s largest internet search engine. The Company generates substantially all of its revenues from online advertising.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements differ from the financial statements prepared by the group’s individual legal entities for statutory purposes in that they reflect certain adjustments, not recorded in the accounting records of the group’s individual legal entities, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. Distributable retained earnings of the Company are based on amounts reported in statutory accounts of individual entities and may significantly differ from amounts calculated on the basis of U.S. GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and the entities it controls. All inter‑company transactions and balances within the Company have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair values of financial instruments, impairment assessments of goodwill and intangible assets, useful lives of property and equipment and intangible assets, income taxes, contingencies, fair values of share-based awards, and accounts receivable allowance. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency Translation

The functional currency of the Company’s parent company is the U.S. dollar. The functional currency of the Company’s operating subsidiaries is generally the respective local currency. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income/ (loss), net in the accompanying consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 60.6569 to $1.00, the prevailing exchange rate as of December 31, 2016. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Certain Risks and Concentrations

The Company’s revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in users’ internet preferences or advertiser spending behavior could adversely affect the Company’s financial position and results of operations.

In addition, the Company’s principal business activities are within the Russian Federation. Laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes, which could impact the Company’s financial position and results of operations.

Approximately half of the Company’s revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients. Accounts receivable are typically unsecured and are primarily derived from revenues earned from customers located in the Russian Federation.

No individual customer or groups of affiliated customers represented more than 10% of the Company’s revenues or accounts receivable in 2014, 2015 and 2016.

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents, debt securities and term deposits. The primary focus of the Company’s treasury strategy is to preserve capital and meet liquidity requirements.

The Company’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. To manage the risk exposure, the Company maintains its portfolio of investments in a variety of term deposits, highly‑rated debt instruments issued by financial institutions and money market funds.

Revenue Recognition

The Company recognizes revenues when the services have been rendered, the price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured. Revenue is recorded net of value added tax (“VAT”).

The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Online Advertising Revenues

The Company’s advertising revenue is generated from serving online ads on its own websites and on Yandex ad network members’ websites. Advance payments received by the Company from advertisers are recorded as deferred revenue on the Company’s consolidated balance sheet and recognized as advertising revenues in the period services are provided.

Advertising sales commissions and bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 3,594, RUB 4,113 and RUB 5,633 ($92.9) in 2014, 2015 and 2016, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Company recognizes online advertising revenue based on the following principles:

The Company’s Yandex.Direct service offers advertisers the ability to place performance-based ads on Yandex and Yandex ad network member websites targeted to users’ search queries or website content. The Company recognizes as revenues fees charged to advertisers as “click‑throughs” occur. A “click‑through” occurs each time a user clicks on one of the performance‑based ads that are displayed next to the search results or on the content pages of Yandex or Yandex ad network members’ websites. The Company’s Yandex.Market services are priced on a cost‑per‑click (CPC) basis, similar to Yandex.Direct. Yandex.Market also operates on a take-rate-based model.

The Company recognizes revenue from brand advertising on its websites and on Yandex ad network member websites as “impressions” are delivered. An “impression” is delivered when an advertisement appears in pages viewed by users.

Other Revenue

The Company’s other revenue primarily consists of commissions for providing e-hailing services related to the Company’s Yandex.Taxi service. The Company recognizes other revenue in the period the services are provided to the users. The Company reports only Yandex.Taxi’s commission fees as revenue since it is not a primary obligor to individual transportation services users. Promotional discounts to users and minimum fare guarantees are netted against revenues. In case such discounts and minimum fare guarantees exceed the related revenues, the excess is presented in sales, general and administrative expenses in the consolidated statements of income.

Cost of Revenues

Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners (“distribution partners”) who distribute the Company’s products or otherwise direct search queries to the Company’s websites. These amounts are primarily based on revenue‑sharing arrangements with ad network members and distribution partners. Traffic acquisition costs are expensed as incurred. Cost of revenues also includes expenses associated with the operation of the Company’s data centers, including personnel costs, rent, utilities and bandwidth costs; as well as content acquisition costs and other cost of revenues.

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company’s search engine and other Company’s websites and technology platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Advertising and Promotional Expenses

The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2014, 2015 and 2016, promotional and advertising expenses totaled approximately RUB  1,741, RUB 2,738 and RUB 7,132 ($117.6), respectively.

Government Funds Contributions

The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a regressive rate (from 30% to 10% in 2014 and from 30% to 15% in 2015 and 2016) based on the annual compensation of each employee. These contributions are expensed as incurred.

Share‑Based Compensation

The Company grants share options, share appreciation rights (“SARs”), restricted share units (“RSUs”) and business unit equity awards (together, “Share‑Based Awards”) to its employees and consultants.

The Company estimates the fair value of share options, SARs and business unit equity awards that are expected to vest using the Black‑Scholes‑Merton (“BSM”) pricing model and recognizes the fair value on a straight‑line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying share on the dates of grant.

The assumptions used in calculating the fair value of Share‑Based Awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company’s share‑based compensation expense could be materially different in the future. In particular, the Company is required to estimate the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognizes expense for those shares expected to vest. Starting from the fourth quarter of 2016 the Company accounts for forfeitures as they occur.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant‑date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share‑based compensation over the vesting periods of the new awards, which comprises (1) the amortization of the incremental portion of share‑based compensation over the remaining vesting term and (2) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever is higher for each reporting period.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry‑forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

non‑current. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, management consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The tax benefits of uncertain income tax positions are recognized in the financial statements if it is more likely than not that they will be sustained on audit by the tax authorities, including resolution of related appeals or litigation processes, if any.

These tax benefits are measured as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties related to unrecognized income tax benefits within the provision for income taxes line in the consolidated statements of income. Accrued interest and penalties are presented in the consolidated balance sheets within other accrued liabilities, non-current or accounts payable and accrued liabilities together with unrecognized income tax benefits based on the timing of expected resolution.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non‑owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2014, 2015 and 2016 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 3,099 as of December 31, 2015 and RUB 896  ($14.9) as of December 31, 2016 solely comprises cumulative foreign currency translation adjustment.

Redeemable Noncontrolling Interests

Ownership interests in the Company’s consolidated subsidiaries held by the senior employees of these subsidiaries are considered redeemable as according to the terms of the business unit equity awards the employees have the right to redeem their interests for cash. Accordingly, such redeemable noncontrolling interests have been presented as mezzanine equity in the consolidated balance sheets.

Fair Value of Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, restricted cash, investments in debt and equity securities, accounts receivable, loans to employees, accounts payable, accrued liabilities and convertible debt. The carrying amounts of cash and cash equivalents, short-term deposits, current restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short‑term nature of those instruments.

Term Deposits

Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non‑current term deposits if the original maturities are more than one year.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Investments in Debt Securities

As the Company has both the positive intent and the ability to hold debt securities to maturity, the Company’s investments in debt securities are classified as held to maturity and are measured and presented at amortized cost, except for credit-linked notes (Notes 5, 7), which are measured and presented at fair value. The interest related to investments in debt securities is reported as a part of interest income, net in the consolidated statements of income.

Investments in Equity Securities

Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the other income, net line on the consolidated statements of income. Investments in the non‑marketable stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in non‑marketable equity securities line on the consolidated balance sheets.

The Company reviews its investments in equity securities for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income, net and a new cost basis in the investment is established.

Accounts Receivable, Net

Accounts receivable are stated at their net realizable value. The Company provides an allowance for doubtful accounts based on management’s periodic review for recoverability of accounts receivable from customers and other receivables. The Company evaluates the collectability of its receivables based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their useful lives. Capital expenditures incurred before property and equipment are ready for their intended use are capitalized as assets not yet in use.

Depreciation is computed under the straight‑line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	3.0 years
Infrastructure systems	3.0 - 10.0 years
Office furniture and equipment	3.0 years
Buildings	10.0 - 20.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	3.0 ‑ 5.0 years

Land is not depreciated.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the Company’s share of fair value of the net assets of acquired businesses. During the measurement period, which may be up to one year from the acquisition date, the Company may prospectively apply adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.  Goodwill is not subject to amortization but is tested for impairment at least annually.

The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit’s net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit’s carrying amount is greater than its fair value, then a second step is performed whereby the portion of the fair value that relates to the reporting unit’s goodwill is compared to the carrying value of that goodwill. The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds its implied fair value. The Company did not recognize any goodwill impairment for the years ended December 31, 2014 and 2016; in 2015 the Company recognized impairment of RUB 576 related to its earlier KinoPoisk acquisition (Note 9).

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1 to 10 years, with a weighted‑average life of 5.2 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.0-10.0 years
Customer relationships	5.0-10.0 years
Patents and licenses	6.8 years
Non-compete agreements	2.0-5.0 years
Trade names and domain names	7.0-10.0 years
Workforce	4.0 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

Impairment of Long-lived Assets Other Than Goodwill

The Company evaluates the carrying value of long‑lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. When such a determination is made, management’s estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount by which the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

Recently Adopted Accounting Pronouncements

Effective December 31, 2016, the Company adopted an ASU on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Effective December 31, 2016, the Company adopted an ASU on disclosure of uncertainties about an entity's ability to continue as a going concern that requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In the fourth quarter of 2016, the Company early adopted an ASU that simplifies certain aspects of the accounting for share-based payment transactions to employees. Stock-based compensation excess tax benefits or deficiencies are now reflected in the consolidated statements of income as a component of the provision for income taxes, whereas they previously were recognized in equity. The Company also elected to account for forfeitures as they occur, rather than estimate expected forfeitures. The adoption of this ASU did not have a material impact on the Company's consolidated balance sheet, results of operations or statements of cash flows.

Effective December 31, 2016, the Company early adopted an ASU which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. The new standard was applied on a retrospective basis. There was no reclassification impact of the adoption on the Company’s consolidated statement of cash flows.

Effect of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued an ASU on revenue from contracts with customers that will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Following amendments in August 2015, the guidance is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. The amendments to this guidance issued in March 2016 clarify the implementation guidance on principal versus agent considerations (reporting revenue gross versus net). The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company currently anticipates adopting the standard effective January 1, 2018 using the modified retrospective method. The Company is still in the process of evaluating the impact of adopting this new accounting standard on its financial statements and related disclosures.

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

In February 2016, the FASB issued an ASU on accounting for leases which introduces a model that brings most leases on the lessee’s balance sheet. The amendments are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods. Early adoption is permitted. The Company anticipates that the adoption of new standard will materially affect the consolidated balance sheets. The Company is currently evaluating the impact of the new guidance and the method of adoption.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In March 2016, the FASB issued an ASU on accounting for contingent put and call options in debt instruments which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. Under the amendments in this ASU an entity performing the assessment is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The ASU is effective for reporting periods beginning after December 15, 2016. The ASU should be applied on a modified retrospective basis to existing debt instruments as of the beginning of the reporting year for which the amendments are effective. The Company is currently evaluating the impact of the new guidance and the method of adoption.

In March 2016, the FASB issued an ASU which simplifies the transition to the equity method of accounting, eliminating the requirement for retroactive adjustment of the investment upon transition to the equity method. The ASU is effective for reporting periods beginning after December 15, 2016. The ASU should be applied prospectively to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The Company is currently evaluating the impact of the new guidance and the method of adoption.

In June 2016, the FASB issued an ASU which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost to be presented at the net amount expected to be collected. The ASU is effective for reporting periods beginning after December 15, 2019. Early adoption is permitted for reporting periods beginning after December 15, 2018. The Company is currently evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In October 2016, the FASB issued an ASU which requires to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory, when the transfer occurs. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In October 2016, the FASB issued an ASU that amends the consolidation guidance on how variable interest entities should treat indirect interest in the entity held through related parties. The ASU is effective for reporting periods beginning after December 15, 2016. The adoption of the ASU will not impact the Company's consolidated balance sheets or results of operations.

In November 2016, the FASB issued an ASU which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The amendment should be adopted retrospectively. The Company plans to adopt this new guidance in 2017. The restricted cash as of December 31, 2016 amounted to RUB 578 ($9.5) (Notes 5, 7).

In January 2017, the FASB issued an ASU that clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This ASU is effective for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

In January 2017, the FASB issued an ASU that simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The ASU is effective for reporting periods beginning after December 15, 2019, with early adoption permitted, and is to be applied on a prospective basis.  The Company anticipates early adopting the ASU in 2017.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In February 2017, the FASB issued an ASU that clarifies the scope of the derecognition of nonfinancial assets and provides guidance for the partial sales of nonfinancial assets in context of the new revenue standard. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2018, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

3. NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the years ended December 31, 2014, 2015 and 2016 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share‑Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share‑Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2014, 2015 and 2016, was 1,558,500,  4,652,546 and 2,362,417, respectively. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the years ended December 31, 2015 and 2016, because the effects were anti-dilutive.

The Company’s outstanding convertible debt provides for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash and the conversion premium for Class A shares. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti‑dilutive in the years ended December 31, 2014, 2015 and 2016.

The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2014		2015		2016
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	13,300	3,720	7,992	1,687	5,825	96.0	973	16.0
Reallocation of net income as a result of conversion of Class B to Class A shares	3,720	—	1,687	—	973	16.0	—	—
Reallocation of net income to Class B shares	—	32	—	11	—	—	(1)	—
Net income, allocated for diluted	17,020	3,752	9,679	1,698	6,798	112.0	972	16.0
Weighted average ordinary shares outstanding—basic	249,543,232	69,793,550	263,033,597	55,508,290	274,863,606	274,863,606	45,925,361	45,925,361
Dilutive effect of:
Conversion of Class B to Class A shares	69,793,550	—	55,508,290	—	45,925,361	45,925,361	—	—
Share-Based Awards	6,273,495	1,988,808	5,171,550	1,258,731	5,347,982	5,347,982	694,042	694,042
Weighted average ordinary shares outstanding—diluted	325,610,277	71,782,358	323,713,437	56,767,021	326,136,949	326,136,949	46,619,403	46,619,403
Net income per share attributable to ordinary shareholders:
Basic	53.30	53.30	30.39	30.39	21.19	0.35	21.19	0.35
Diluted	52.27	52.27	29.90	29.90	20.84	0.34	20.84	0.34

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2016

The Company did not complete any business combinations in 2016.

Acquisitions in 2015

RosTaxi

In January 2015, the Company completed the acquisition of assets and assumption of liabilities of RosTaxi (“RosTaxi”), operator of a taxi fleet management application, for cash consideration of up to RUB 500, including a deferred payment of up to RUB 380, subject to successful technical integration and client base transition, and contingent consideration of up to RUB 500 payable in the Company’s ordinary shares depending on the number of qualifying taxi trips through the third anniversary of the closing. During 2015, 2016 and for the period of January and February 2017, deferred payments in the amount of RUB 50, RUB 65 ($1.1) and RUB 195,  respectively, were paid. The acquisition was accounted for as a business combination.

Set out below is the condensed balance sheet of RosTaxi as of January 15, 2015, reflecting an allocation of the purchase price to net assets acquired:

January 15, 2015
RUB
ASSETS:
Intangible assets	114
Deferred tax assets	77
Goodwill	224
Total assets	415
Net assets	415
Total purchase consideration	415

The RUB 224 assigned to goodwill is attributable to the Taxi reportable segment and primarily arises due to specific synergies that result from convergence with the Company’s technologies. Of the RUB 114 assigned to intangible assets, approximately RUB 93 relates to client relationships that will be amortized over a period of 5.0 years. The remaining RUB 21 assigned to intangible assets represents non-compete agreements of RUB 12 and software of RUB 9. The Company has not included in the purchase consideration the contingent payment of up to RUB 500 related to the number of qualifying taxi trips but instead will record it as compensation expense on a straight-line basis as the sellers complete their requisite service periods.

The results of operations of RosTaxi for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the years ended December 31, 2014 and 2015. Accordingly, no pro forma financial information is presented. The results of operations of RosTaxi did not have a material impact on the Company’s results of operations for the year ended December 31, 2015.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Agnitum

In December 2015, the Company completed the acquisition of assets and assumption of liabilities of Agnitum Ltd (“Agnitum”), an antivirus protection developer, for cash consideration of RUB 120 and a deferred payment of up to RUB 80, including additional payments subject to the attainment of certain implementation and integration milestones of up to RUB 60 payable in cash and up to RUB 20 to be granted in the Company’s RSUs. In 2016, a deferred payment in the amount of RUB 60 ($1.1) was paid in cash. The acquisition was accounted for as a business combination.

Set out below is the condensed balance sheet of Agnitum as of December 11, 2015, reflecting an allocation of the purchase price to net assets acquired:

December 11, 2015
RUB
ASSETS:
Intangible assets	58
Deferred tax assets	12
Goodwill	50
Total assets	120
Net assets	120
Total purchase consideration	120

The RUB 50 assigned to goodwill is attributable to the Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from convergence with the Company’s browser technologies. Of the RUB 58 assigned to intangible assets, approximately RUB 50 relates to software that will be amortized over a period of 1.0 - 3.0 years. The remaining RUB 8 assigned to intangible assets represents domain name and trademark.

The Company had not included in the purchase consideration the contingent cash payment of up to RUB 60 and contingent RSU grants up to RUB 20 to the sellers that were subject to attaining certain implementation and integration milestones. These were recorded as a compensation expense on a straight-line basis in 2016 as the sellers completed their requisite service periods.

The results of operations of Agnitum for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the years ended December 31, 2014 and 2015. Accordingly, no pro forma financial information is presented. The results of operations of Agnitum did not have a material impact on the Company’s results of operations for the year ended December 31, 2015.

Acquisitions in 2014

KitLocate

In March 2014, the Company completed the acquisition of a 100% ownership interest in KitLocate Ltd. (“KitLocate”), the developer of an energy-efficient geolocation technology for mobile devices, for cash consideration of up to $10.2 (RUB 371 at the exchange rate as of the acquisition date), including $4.0 (RUB 145 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, up to $2.3 (RUB 84 at the exchange rate as of the acquisition date) of earn-out payments on the achievement of certain distribution milestones, and $3.9 (RUB 142 at the exchange rate as of the acquisition date) paid to an escrow account, the release of which was subject to KitLocate’s founders continued employment. The Company recorded the milestones-related earn-out payments at the fair value of $1.5 (RUB 55 at the exchange rate as of acquisition date) as part of purchase consideration. The Company has not recorded the contingent payments related to the continued employment as purchase price consideration but instead

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

recorded them as compensation expense as the former KitLocate’s shareholders completed their requisite service periods. The Company fully settled its obligations by paying $1.9 (RUB 69 at the exchange rate as of acquisition date) in milestones-related earn-out payments and releasing the escrowed amount in full in July 2015.

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

The results of operations of KitLocate for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of KitLocate did not have a material impact on the Company’s results of operations for the year ended December 31, 2014.

Auto.ru

In August 2014, the Company completed the acquisition of a 100% ownership interest in Auto.ru Group (“Auto.ru”), one of the leading online auto classifieds businesses in Russia, for cash consideration of $178.4 (RUB 6,428 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, including $14.0 (RUB 504 at the exchange rate as of the acquisition date) paid into an escrow account of which half was released to the sellers in February 2016. The remaining amount in escrow will be paid to the sellers on the date falling 43 months after the completion date, assuming no warranty claims.

The Company recorded measurement period adjustments based on its ongoing valuation and purchase price allocation procedures, which were completed during the third quarter of 2015.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Set out below is the condensed balance sheet of Auto.ru as of August 19, 2014, reflecting preliminary and final allocation of the purchase price to net assets acquired:

	Preliminary		Final
	Purchase	Measurement	Purchase
	Price	Period	Price
	Allocation	Adjustments	Allocation
	RUB	RUB	RUB
ASSETS:
Cash and cash equivalents	204	—	204
Current assets	36	—	36
Property and equipment	16	—	16
Intangible assets	1,400	352	1,752
Goodwill	5,168	(283)	4,885
Total assets	6,824	69	6,893
LIABILITIES:
Current liabilities	28	—	28
Non-current liabilities	80	—	80
Deferred tax liabilities	288	69	357
Net assets	6,428	—	6,428
Total purchase consideration	6,428	—	6,428

The RUB 4,885 assigned to goodwill is attributable to the Classifieds reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company’s distribution capabilities. Of the RUB 1,752 assigned to intangible assets, approximately RUB 865 relates to trade names that will be amortized over a period of 10.0 years. The remaining RUB 887 assigned to intangible assets represents customer relationships of RUB 756, website and applications of RUB 116, and portal content of RUB 15.

The results of operations of Auto.ru for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the years ended December 31, 2013 and 2014. Accordingly, no pro forma financial information is presented. The results of operations of Auto.ru did not have a material impact on the Company’s results of operations for the year ended December 31, 2014.

ADFOX

In September 2014, the Company completed the acquisition of assets and assumption of liabilities constituting the business of ADFOX LLC (“ADFOX”), an advertising technology platform that provides services for planning, managing and analyzing advertising campaigns on the internet, for cash consideration of $11.3 (RUB 446 at the exchange rate as of the acquisition date), including $8.5 (RUB 336 at the exchange rate as of the acquisition date) paid upon closing of the deal and $1.4 (RUB 55 at the exchange rate as of the acquisition date) paid to the sellers on the first anniversary of the closing in the fourth quarter of 2015. The remaining balance of $1.4 (RUB 55 at the exchange rate as of the acquisition date) was paid to the sellers on the second anniversary of the closing. The acquisition was accounted for as a business combination.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The RUB 296 assigned to goodwill is attributable to the Search and Portal reportable segment and primarily arises due to an assembled workforce that does not qualify for separate recognition and specific synergies that result from the application of the acquired technologies in the Company’s business. Of the RUB 74 assigned to intangible assets, RUB 59 relates to software and website and RUB 15 relates to trade names.

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

Other

During the year ended December 31, 2014, the Company completed other acquisitions and purchases of intangible assets for total consideration of approximately RUB 347. In aggregate, RUB 215 was attributed to intangible assets, RUB 106 was attributed to goodwill, and RUB 26 was attributed to deferred tax assets. Goodwill is attributable to the E-commerce reportable segment.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Cash	3,268	5,695	93.9
Cash equivalents:
Bank deposits	14,775	22,521	371.3
Investments in money market funds	6,195	3	—
Other cash equivalents	—	13	0.2
Total cash and cash equivalents	24,238	28,232	465.4

Accounts Receivable, Net

Accounts receivable as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Trade receivables	5,881	8,191	135.0
Allowance for doubtful accounts	(295)	(450)	(7.4)
Total accounts receivable, net	5,586	7,741	127.6

Movements in the allowance for doubtful accounts are as follows:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Balance at the beginning of the period	73	132	295	4.9
Charges to expenses	75	182	211	3.5
Utilization	(16)	(19)	(56)	(1.0)
Balance at the end of the period	132	295	450	7.4

Other Current Assets

Other current assets as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
VAT reclaimable	1,002	1,014	16.7
Loans to employees	264	454	7.5
Interest receivable	1,277	268	4.4
Receivables for disposed equity securities	44	267	4.4
Funds receivable	147	224	3.7
Restricted cash	857	136	2.2
Other	244	351	5.8
Total other current assets	3,835	2,714	44.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Restricted cash as of December 31, 2015 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of Auto.ru. which was released to the founders in 2016 in the amount of RUB 510, pledged cash in customs in the amount of RUB 335 and other restricted cash in the total amount of RUB 12. Restricted cash as of December 31, 2016 consisted of pledged cash in customs in the amount of RUB 128  ($2.1) and other restricted cash in the total amount of RUB 8  ($0.1).

Restricted Cash, Non-current

Non-current restricted cash as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Related to the acquisition of Auto.ru (Note 4)	510	425	7.0
Other	23	17	0.3
Total restricted cash, non-current	533	442	7.3

Other Non‑current Assets

Other non‑current assets as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Loans to employees	758	1,129	18.6
Loans granted to third parties	620	847	14.0
Loans granted to related parties (Note 17)	—	173	2.9
Interest receivable	10	27	0.4
Other receivables	4	193	3.2
Total other non-current assets	1,392	2,369	39.1

The loans granted to third parties represent U.S. dollar and RUB-denominated loans bearing interest of up to 4% and up to 7% per annum, respectively, and maturing in 2018 - 2025.

Investments in Debt Securities

Investments in debt securities as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Credit-linked notes	2,915	3,033	50.0
Total investments in debt securities	2,915	3,033	50.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Investments in Non-Marketable Equity Securities

Investments in non‑marketable equity securities as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Yandex.Money	700	832	13.7
Other	422	681	11.2
Total investments in non-marketable equity securities	1,122	1,513	24.9

In July 2013, the Company completed the sale of a 75% (less one ruble) interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUB 1,964  ($59.1 at the exchange rate as of the sale date). The Company retained a noncontrolling interest (25% plus one ruble) and significant influence over Yandex.Money's business; accordingly, the Company accounts for its investment under the equity method. The Company records its share of the results of the investee in the amount of income of RUB 98 and income of RUB 217  ($3.6)  for the years ended December 31, 2015 and 2016, respectively, within the other income/(loss), net line in the consolidated statements of income.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2015 and 2016 comprise the following:

	2015	2016	2016
	RUB	RUB	$
Trade accounts payable and accrued liabilities	6,015	7,852	129.4
Salary and other compensation expenses payable/accrued to employees	979	1,680	27.8
Total accounts payable and accrued liabilities	6,994	9,532	157.2

Other Income/(Loss), Net

The following table presents the components of other income/(loss), net for the periods presented:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Foreign exchange gains/(losses)	6,553	1,903	(3,834)	(63.2)
Gain from sale of equity securities	—	—	157	2.5
Gain from repurchases of convertible debt	548	310	53	0.9
Impairment of investments in equity securities	(700)	—	—	—
Other	(105)	46	229	3.8
Total other income/(loss), net	6,296	2,259	(3,395)	(56.0)

In the year ended December 31, 2014, the Company identified certain adverse external and internal events indicating that the decline in fair value of its investment in Blekko Inc. was other-than-temporary and recorded an impairment charge of RUB 700 in the other income/(loss), net in the consolidated statements of income. In the year ended December 31, 2015, the Company has disposed Blekko Inc.'s assets at a gain of RUB 46.

Reclassifications Out of Accumulated Other Comprehensive Income

For the year ended December 31, 2016, the reclassification of foreign currency translation gain of RUB 103  ($1.7) from accumulated other comprehensive income resulted from liquidation of a foreign subsidiary.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

There were no reclassifications of losses out of accumulated other comprehensive income in the years ended December 31, 2014 and 2015.

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for hedging, trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. None of these derivatives are designated as hedging instruments.

The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying consolidated statements of income as other income/(loss), net.

The fair value of derivative instruments as of December 31, 2015 and 2016 is as follows:

	Balance Sheet Location	2015	2016	2016
		RUB	RUB	$
Foreign exchange contracts	Other accrued liabilities	92	59	1.0
Total derivative liabilities		92	59	1.0

The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2014, 2015 and 2016 amounted to a loss of RUB 7, a loss of RUB 55 and a gain of RUB 33 ($0.5), respectively.

7. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three‑tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of assets and liabilities as of December 31, 2015, including those measured at fair value on a recurring basis, consisted of the following:

	Level 1	Level 2	Level 3	Total
	RUB	RUB	RUB	RUB
Assets:
Cash equivalents:
Bank deposits(1)	—	14,775	—	14,775
Investments in money market funds	6,195	—	—	6,195
Term deposits, current	—	15,150	—	15,150
Term deposits, non-current	—	18,455	—	18,455
Restricted cash	1,390	—	—	1,390
Investments in debt securities	—	2,915	—	2,915
Loans to employees	—	1,022	—	1,022
Loans granted	—	662	—	662
	7,585	52,979	—	60,564
Liabilities:
Convertible debt	—	26,857	—	26,857
Contingent consideration (2)	—	—	407	407
Derivative contracts(2)	—	92	—	92
	—	26,949	407	27,356

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2015.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of assets and liabilities as of December 31, 2016, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	$
Assets:
Cash equivalents:
Bank deposits(1)	—	22,521	—	22,521	371.3
Investments in money market funds	3	—	—	3	—
Term deposits, current	—	31,769	—	31,769	523.7
Restricted cash	578	—	—	578	9.5
Investments in debt securities(2)	—	3,033	—	3,033	50.0
Loans to employees	—	1,583	—	1,583	26.1
Loans granted	—	1,120	—	1,120	18.6
	581	60,026	—	60,607	999.2
Liabilities:
Convertible debt	—	19,228	—	19,228	317.0
Contingent consideration(2)	—	—	254	254	4.2
Derivative contracts(2)	—	59	—	59	1.0

Redeemable noncontrolling interests (Note 14)	—	—	1,506	1,506	24.8
	—	19,287	1,760	21,047	347.0

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2016.

The fair values of the Company’s Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company’s Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2014, 2015 and 2016.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 1,840, RUB 2,868 and RUB 2,583  ($42.6) in 2014, 2015 and 2016, respectively. Such amounts are included in interest income, net in the consolidated statements of income.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company measures the fair value of non-current term deposits and convertible debt for disclosure purposes. The carrying amounts and fair values of non-current term deposits and convertible debt as of December 31, 2015 and 2016 were as follows:

	2015		2016
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Term deposits, non-current	18,399	18,455	—	—	—	—
Convertible debt	(27,374)	(26,857)	(18,750)	(309.1)	(19,228)	(317.0)
Total	(8,975)	(8,402)	(18,750)	(309.1)	(19,228)	(317.0)

The Company did not estimate the fair value of non‑marketable equity investments carried at cost because it did not identify events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments. Furthermore, the Company believes it is not practicable to estimate the fair value of these equity investments since quoted market prices are not available and the cost of obtaining independent valuations appears excessive considering the materiality of the investments to the Company.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
Servers and network equipment	25,122	25,705	423.8
Infrastructure systems	6,185	6,470	106.7
Land and buildings	4,281	3,785	62.4
Office furniture and equipment	1,493	1,891	31.2
Leasehold improvements	766	941	15.5
Other equipment	74	56	0.8
Assets not yet in use	1,048	2,703	44.6
Total	38,969	41,551	685.0
Less: accumulated depreciation	(18,109)	(22,734)	(374.8)
Total property and equipment, net	20,860	18,817	310.2

Assets not yet in use primarily represent computer equipment, infrastructure systems and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment for the years ended December 31, 2014, 2015 and 2016 amounted to RUB 3,480, RUB 6,197 and RUB 7,655  ($126.2), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill are as follows:

	Search and Portal	E-commerce	Classifieds	Taxi	Experiments	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2015	1,506	106	5,168	—	2,140	8,920
Goodwill acquired	50	—	—	224	—	274
Goodwill measurement period adjustment	—	—	(283)	—	—	(283)
Goodwill impairment	—	—	—	—	(576)	(576)
Foreign currency translation adjustment	246	—	—	—	—	246
Balance as of December 31, 2015	1,802	106	4,885	224	1,564	8,581	141.5
Foreign currency translation adjustment	(145)	—	—	—	—	(145)	(2.4)
Balance as of December 31, 2016	1,657	106	4,885	224	1,564	8,436	139.1

In the year ended December 31, 2015, the Company recorded goodwill impairment in the amount of RUB 576 related to the KinoPoisk acquisition in 2013 (included in Experiments) which is the amount by which the carrying value of goodwill exceeded its implied fair value. Goodwill impairment was a result of a combination of factors, including adverse changes in the business climate in Russia subsequent to the acquisition, higher than expected competition in the Russian online media services sector and the resulting decrease in the projected operating results. Fair value was determined using cash flow projections based on financial budgets covering a five-year period. The cash flows beyond that five-year period have been estimated based on sustainable long-term growth rates.

Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2014, 2015 and 2016.

Intangible assets, net of amortization, as of December 31, 2015 and 2016 consisted of the following intangible assets:

	2015			2016
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	1,129	(172)	957	1,129	(285)	844	13.9
Customer relationships	865	(123)	742	854	(215)	639	10.6
Content and software	1,115	(648)	467	563	(398)	165	2.7
Workforce	300	(94)	206	276	(155)	121	2.0
Patents and licenses	237	(116)	121	52	(21)	31	0.5
Non-compete agreements	41	(23)	18	38	(31)	7	0.1
Total acquisition-related intangible assets:	3,687	(1,176)	2,511	2,912	(1,105)	1,807	29.8
Other intangible assets:
Technologies and licenses	5,574	(2,644)	2,930	7,046	(3,972)	3,074	50.7
Assets not yet in use	547	—	547	633	—	633	10.4
Total other intangible assets:	6,121	(2,644)	3,477	7,679	(3,972)	3,707	61.1
Total intangible assets	9,808	(3,820)	5,988	10,591	(5,077)	5,514	90.9

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2014, 2015 and 2016 were RUB 242, RUB 502 and RUB 488 ($8.0), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Amortization expenses of other intangible assets for the years ended December 31, 2014, 2015 and 2016 were RUB 762, RUB 1,092 and RUB 1,464 ($24.2), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets is as follows:

\
	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2017	348	1,288	1,636	27.0
2018	311	835	1,146	18.9
2019	234	547	781	12.9
2020	213	297	510	8.4
2021	203	107	310	5.1
Thereafter	498	—	498	8.2
Total	1,807	3,074	4,881	80.5

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for the years ended December 31, 2014, 2015 and 2016. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in the years ended December 31, 2014, 2015 and 2016.

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so‑called participation exemption, dividends distributed by the Company’s Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

Provision for income taxes for the years ended December 31, 2014, 2015 and 2016 consisted of the following:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Current provision for income tax—Russia	(5,045)	(3,912)	(4,908)	(80.9)
Current provision for income tax—other	(295)	(193)	(280)	(4.6)
Deferred income tax (expense)/benefit—Russia	(256)	(297)	331	5.4
Deferred income tax benefit—other	141	485	533	8.8
Total provision for income taxes	(5,455)	(3,917)	(4,324)	(71.3)

The components of income before income taxes for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Income before income taxes—Russia	23,393	18,232	15,683	258.6
Loss before income taxes—other	(918)	(4,636)	(4,576)	(75.5)
Total income before income taxes	22,475	13,596	11,107	183.1

A significant majority of the Company’s revenues and taxable income is generated in the Russian Federation. Yandex N.V., the Company’s Dutch parent company, has no operations and primarily generates interest income and incurs corporate expenses. Therefore, the Company has reconciled its effective tax rate to its Russian statutory rate

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

instead of to its Dutch statutory rate in the table below. The statutory Russian income tax rate reconciled to the Company’s effective income tax rate is as follows for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Expected provision at Russian statutory income tax rate of 20%	4,495	2,719	2,221	36.6
Effect of:
Tax on dividends	466	423	359	5.9
Non-deductible share-based compensation	229	522	678	11.2
Other expenses not deductible for tax purposes	97	252	299	4.9
Accrual of unrecognized tax benefit	81	(51)	755	12.4
Difference in foreign tax rates	(160)	(185)	(331)	(5.4)
Other	(3)	2	198	3.3
Change in valuation allowance	250	235	145	2.4
Provision for income taxes	5,455	3,917	4,324	71.3

Movements in the valuation allowance are as follows:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Balance at the beginning of the period	(147)	(414)	(837)	(13.8)
Charges to expenses	(250)	(235)	(145)	(2.4)
Foreign currency translation adjustment	(17)	(188)	323	5.3
Balance at the end of the period	(414)	(837)	(659)	(10.9)

As of December 31, 2015 and 2016, the Company included accruals for unrecognized income tax benefits, including interest and penalties, totaling RUB 10 and RUB 185  ($3.0), respectively, as a component of other accrued liabilities, non-current and RUB 42 and RUB 580  ($9.6), respectively, as a component of accounts payable and accrued liabilities. As of December 31, 2015 and 2016, RUB 37 and RUB 580 ($9.6), respectively, of unrecognized income tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of the provision for income tax in the years ended December 31, 2014, 2015 and 2016 resulted in expense of RUB 30, a benefit of RUB 3 and an expense of RUB 170 ($2.8), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Balance at the beginning of the period	25	97	37	0.6
Increases/(decreases) related to prior years tax positions	69	(13)	469	7.8
Increases related to current year tax positions	2	10	74	1.2
Settlements	—	(57)	—	—
Foreign currency translation adjustment	1	—	—	—
Balance at the end of the period	97	37	580	9.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2015 and 2016:

	2015	2016	2016
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	834	1,182	19.5
Net operating loss carryforward	967	904	14.9
Intangible assets	465	372	6.1
Other	23	81	1.4
Valuation allowance	(837)	(659)	(10.9)
Total deferred tax asset	1,452	1,880	31.0
Deferred tax liability
Convertible debt discount	(783)	(350)	(5.8)
Property and equipment	(441)	(434)	(7.2)
Intangible assets	(483)	(348)	(5.7)
Unremitted earnings	(894)	(1,066)	(17.6)
Other	(177)	(60)	(0.9)
Total deferred tax liability	(2,778)	(2,258)	(37.2)
Net deferred tax liability	(1,326)	(378)	(6.2)
Net deferred tax assets	226	662	10.9
Net deferred tax liabilities	(1,552)	(1,040)	(17.1)

As of December 31, 2016, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 1,237 ($20.4). These NOLs expire in 2020-2025 tax years. As of December 31, 2016, a benefit of RUB 188 ($3.1) related to the Dutch NOLs described above would be recorded by the Company in additional paid‑in capital if and when realized.

The Company did not provide for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries in 2013 and earlier years because they were considered permanently reinvested outside of the Netherlands. Starting in 2014, the Company began to accrue for a 5% dividend withholding tax on the portion of the current year profit of the Company’s principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. As of December 31, 2016, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 52,240 ($861.2). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 2,612 ($43.1).

The tax years 2015-2016 remain open for examination by the Russian tax authorities with respect to the Company’s principal Russian operating subsidiary, Yandex LLC. A tax audit of Yandex LLC covering the tax years 2013-2014 was completed by the Russian tax authorities in 2016 and all related income tax charges assessed were fully accrued in the Company’s consolidated financial statements as of December 31, 2016 in the amount of RUB 579 ($9.5). As of December 31, 2016, Yandex LLC was not under audit by tax inspectorates. The tax years 2008-2016 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

11. CONVERTIBLE DEBT

In December 2013, the Company issued and sold $600.0 (RUB 19,719 at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 at par. The Company also granted to the initial purchasers a right to purchase up to an additional $90.0 (RUB 2,981 at the exchange rate as of sale date) in aggregate principal amount of notes solely to cover over‑allotments. In January 2014, the Company issued and sold an additional $90.0 in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

(together, the “Notes”) at par. Interest at an annual rate of 1.125% is payable semi‑annually on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company’s election, under circumstances described below, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of fundamental change as defined in the agreement. The Notes are convertible, at the option of the holder, prior to June 15, 2018, if i) the last reported sale price of the Class A shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day; ii) during a 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s Class A shares and the conversion rate on each such trading day; iii) upon the occurrence of specified corporate events. On or after June 15, 2018, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the business day immediately preceding the maturity date of the Notes. The Company will not have the right to redeem the Notes prior to maturity, except in connection with certain changes in tax laws. As of December 31, 2016, none of the conditions allowing the conversion of the Notes had been met.

The net proceeds to the Company from the sale of the Notes (including over‑allotments) were approximately RUB 22,479 ($683.1 at the exchange rates as of sale date). Debt issuance costs were approximately RUB 228 ($4.1), of which RUB 38 ($0.7) was allocated to additional paid‑in capital and RUB 190 ($3.4) was allocated to deferred issuance costs which are presented as a reduction of the carrying value of the Notes and will be amortized as interest expense over the term of the Notes. As of December 31, 2015 and 2016, unamortized deferred issuance cost was RUB 151 and RUB 65 ($1.1), respectively.

The Company separately accounts for the liability and equity components of the Notes. The carrying value of the liability component of RUB 18,972  ($576.7 at the exchange rates as of sale date) was initially recognized at the present value of its cash flows using a discount rate of 4.84%, the Company’s estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount is amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUB 3,728 ($113.3 at the exchange rates as of sale date) was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount.

During 2016, the Company repurchased and retired $87.4 in aggregate principal amount of the outstanding Notes for cash consideration of $82.0 (RUB 5,397 (or $89.0 at the convenience translation rate)); during 2015, the Company repurchased and retired $119.4 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 6,096; during 2014, the Company repurchased and retired $150.0 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 6,414. The Company recorded a gain of RUB 53 ($0.9), RUB 310 and RUB 548 on the extinguishment of the debt within the other income, net line in the consolidated statement of income for the years ended December 31, 2016, 2015 and 2014, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The carrying value of the Notes as of December 31, 2015 and 2016 consisted of the following:

	2015	2016	2016
	RUB	RUB	$
1.125% Convertible Senior Notes due December 2018	30,654	20,211	333.2
Unamortized debt discount	(3,129)	(1,396)	(23.0)
Unamortized debt issuance cost	(151)	(65)	(1.1)
Total convertible debt	27,374	18,750	309.1

The remaining unamortized debt discount of RUB 1,396 ($23.0) as of December 31, 2016 will be amortized over the remaining life of the Notes, which is approximately 2.0 years.

The Company recognized RUB 1,091, RUB 1,293 and RUB 1,208  ($19.9) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the years ended December 31, 2014, 2015 and 2016, respectively. The effective interest rate on the liability component for the 2014 –2016 period was 5.1%.

12. COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

In December 2008, the Company signed an agreement for a ten‑year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease. In April 2014, the Company further extended its headquarters complex signing a seven‑year lease agreement for additional office space and extending the existing rent agreements to 2021.

As of December 31, 2016, future minimum lease payments due under the Moscow leases and other non‑cancellable operating leases for more than one year are as follows:

	Moscow
	headquarters	Other
Payments due in the years ending December 31,	lease	leases	Total	Total
	RUB	RUB	RUB	$
2017	3,807	713	4,520	74.4
2018	4,089	727	4,816	79.4
2019	4,521	608	5,129	84.6
2020	4,038	557	4,595	75.8
2021 and thereafter	1,460	458	1,918	31.6
Total	17,915	3,063	20,978	345.8

For the purposes of the disclosure above, the Company assumed no changes in the rented space or rental price specified in existing rental agreements as of the reporting date. U.S.dollar amounts have been translated into Ruble at a rate of RUB 60.6569 to $1.00, the official exchange rate quoted as of December 31, 2016 by the Central Bank of the Russian Federation.

For the years ended December 31, 2014, 2015 and 2016, rent expenses under operating leases totaled approximately RUB 2,674, RUB 4,372 and RUB 4,419 ($72.9), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Additionally, the Company has entered into purchase commitments for other goods and services and acquisition of businesses, which total RUB 3,188 ($52.6) in 2017, RUB 1,575 ($26.0) in 2018, RUB 884 ($14.6) in 2019, RUB 788 ($13.0) in 2020, RUB 644 ($10.6) in 2021 and RUB 24 ($0.4) thereafter.

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believe that the ultimate outcome of any pending litigation, other legal proceedings or other matters will have no material adverse effect on financial condition, results of operations or liquidity of the Company.

As of December 31, 2016, the Company was subject to certain claims in the aggregate claimed amount of approximately RUB 2,071 ($34.2). The Company has not recorded a liability in respect of those claims as of December 31, 2016.

Environment and Current Economic Situation

Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. Laws and regulations affecting businesses in Russia continue to change rapidly, and tax and regulatory frameworks are subject to varying and inconsistent interpretations. The future economic direction of Russia is heavily influenced by the fiscal and monetary policies adopted by the government, together with developments in the legal, regulatory, and political environment.

In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUB 580 ($9.6) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of  RUB 101 ($1.7) and interest of RUB 84 ($1.4). As of December 31, 2016, except for the income tax contingencies described above, the Company accrued RUB 830 ($13.7) for contingencies related to non‑income taxes. The Company has not identified any possible non-income tax contingencies which could materialize and require the Company to pay additional amounts of tax as of December 31, 2016.

Because Russia produces and exports large volumes of oil and gas, its economy is particularly sensitive to the price of oil and gas on the world market. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016 and through the first months of 2017 some of those economic trends reversed or moderated, with ruble strengthening, oil prices increasing, inflation rates declining significantly and rate of decline in gross domestic product moderating.

Starting from 2014, several rounds of sanctions have been imposed by the U.S. and the E.U. on certain Russian officials, businessmen and companies. Although neither the parent company nor the main operating subsidiary of the Company are targets of sanctions, Yandex.Money was added to the U.S. sectoral sanctions list.

The above mentioned events have led to reduced access of Russian businesses to international capital markets, increased inflation, economic recession and other negative economic consequences. The impact of further economic developments on future operations and financial position of the group is at this stage difficult to determine.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

13. SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01,  € 0.10. and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

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

On September 21, 2009, the Company issued a Priority Share to Sberbank. The holder of the Priority Share has the right to veto the accumulation of stakes in the Company in excess of 25% by a single entity, a group of related parties or parties acting in concert. The holder of the Priority Share does not have any rights to influence operating decisions of the Company nor is it entitled to a seat on the Company’s Board. Transfer of the Priority Share requires the approval of the Board. The Priority Share has been purchased by Sberbank at its par value of €1 and is entitled to a normal pro rata dividend distribution.

The Company’s articles of association authorize a special class of preference shares as a form of an anti‑takeover defense. The Company’s Board has the irrevocable authority for a period of five years to issue preference shares and grant rights to subscribe for preference shares up to the Company’s authorized share capital from time to time. This authority may be renewed by a resolution of the general meeting of shareholders for a subsequent period of up to five years. The preference shares, if issued, would be entitled to receive preferential dividends at a rate of 12-month EURIBOR plus 200 basis points on the amount paid thereon, prior and in preference to distributions in respect of ordinary shares. No preference shares have been issued.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2015			December 31, 2016
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	2,122,591,048			2,093,995,776
Priority share	1			1
Preference shares	1,000,000,001			1,000,000,001
Class A ordinary shares	1,000,000,000			1,000,000,000
Class B ordinary shares	61,295,523			46,997,887
Class C ordinary shares	61,295,523			46,997,887
Issued and fully paid:	342,056,754	€8.7	366	330,616,989	€7.4	288
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	282,161,148	2.8	122	285,019,019	2.8	124
Class B ordinary shares	47,895,605	4.8	170	45,037,734	4.5	161
Class C ordinary shares	12,000,000	1.1	74	560,235	0.1	3

Class C shares held in treasury are not disclosed as such due to the technical nature of this class of shares.

The Company repurchases its Class A shares from time to time in part to reduce the dilutive effects of its Share‑Based Awards to employees of the Company.

In March 2013, the Company’s Board of Directors authorized a program to repurchase up to 12,000,000 Class A shares from time to time in open market transactions. In December 2013, the Company’s Board of Directors authorized an increase in the existing program by 3,000,000 shares. In July 2014, the Company’s Board of Directors authorized a further repurchase of up to 3,000,000 shares in effect through December 31, 2015.

For the years ended December 31, 2013 and 2014, the Company repurchased 16,045,696 Class A shares for a total amount of RUB 16,941. There were no repurchases in the years ended December 31, 2015 and 2016. Treasury stock is accounted for under the cost method.

14. REDEEMABLE NONCONTROLLING INTERESTS

Redeemable noncontrolling interests relate to the equity incentive arrangements the Company has made available to the senior employees of the Taxi, Classifieds and E-commerce business units, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective subsidiaries of the Company.

The noncontrolling interests relating to the depositary receipts acquired by the senior employees were measured at the redemption value and amounted to RUB 631 ($10.4) as of December 31, 2016. The noncontrolling interests relating to the options to acquire depositary receipts were measured at the redemption value and amounted to RUB 875 ($14.4) as of December 31, 2016 (Note 15).

15. SHARE‑BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share‑Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

On February 7, 2007, the Company’s Board adopted the 2007 Plan, which superseded the previous 2001 Employee Share Option Plan, and subsequently amended the 2007 Plan on October 11, 2007, October 14, 2008, November 10, 2011, February 10, 2012, and July 24, 2013. The 2016 Plan was approved at the 2016 annual general meeting of shareholders on May 27, 2016 and replaced the 2007 Plan.  However, there remain unexercised grants under the 2007 Plan. A share option issued under the Plans entitles the holder to purchase an ordinary share at a specified exercise price. SARs issued under the Plans entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the Plans entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time‑based vesting criteria. The holders of RSUs have no rights to dividends or dividends equivalent. The 2016 Plan provides for the issuance of Share‑Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 15% of the issued share capital of the Company.

Under the Plans, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plans, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options and Share Appreciation Rights, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plans generally vest over a four‑year period. Approximately 25% of the Share‑Based Awards vest after one year, with the remaining Share‑Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant within three months following the consummation of a change of control because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause, the Share‑Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share‑Based Award granted under the  Plans may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share‑Based Awards previously granted will remain unaffected.

In 2016, the Company offered the non-executive directors of the Company an opportunity to exchange their outstanding options for RSUs based on an exchange ratio of 2:1. As a result of the exchange, a total of seven non-executive directors of the Company exchanged an aggregate of 196,000 options for an aggregate of 98,000 RSUs. The replacement RSUs are subject to an additional 12 months vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs are permitted for a 12 month period starting the date of exchange which occurred in May 2016.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2007 Plan in the years ended December 31, 2014 were as follows:

2014
Dividend yield	—
Expected annual volatility	38%
Risk-free interest rate	1.85%
Expected life of the awards (years)	5.52 - 7.04
Weighted-average grant date fair value of awards (per share)	$10.74

No share options or SARs grants were made for the years ended December 31, 2015 and 2016.

The Company used the following assumptions in the BSM pricing model when valuing its Share‑Based Awards:

•

Expected forfeitures.  This assumption is estimated using historical trends of the number of awards forfeited prior to vesting and adjusted as appropriate for exceptional circumstances. The Company calculated the forfeiture rate by reference to the historical employee turnover rate.

•

Expected volatility. For 2013 grants, the Company used historical volatility of the Company’s own shares. For 2014 grants, the Company used future volatility of the Company’s shares implied by the Company’s convertible debt prices (Note 11) and cross-checked with the historical volatility of the shares.

•

Expected term.  The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

•

Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2014, 2015 or 2016. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the year ended December 31, 2014.

•	Fair value of ordinary shares. The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.
•	Risk‑free interest rate. The Company used the risk-free interest rates based on the US Treasury yield curve in effect at the grant date.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes awards activity for the Company under the Plans:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2015	4,042,175	$5.94	253,090	$27.27	7,441,839	—
Granted	—	—	—	—	3,871,610	—
Exercised	(1,658,744)	4.01	(25,000)	19.00	(1,715,592)	—
Forfeited	(3,500)	8.77	—	—	(391,742)	—
Cancelled	(224,000)	26.35	(41,680)	19.08	(9,368)	—
Outstanding as of December 31, 2016	2,155,931	$5.29	186,410	$30.21	9,196,747	—

The following table summarizes information about outstanding and exercisable awards under the Plans as of December 31, 2016:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$2.74	Option	46,300	0.50	0.8	46,300	0.50	0.8
$3.40	Option	260,950	1.09	4.4	260,950	1.09	4.4
$3.43	Option	164,720	2.45	2.8	164,720	2.45	2.8
$3.51	Option	610,225	2.86	10.1	610,225	2.86	10.1
$4.16	Option	374,108	3.43	6.0	373,171	3.42	6.0
$8.77	Option	699,628	3.85	7.9	699,628	3.85	7.9
Total Options		2,155,931	2.98	32.0	2,154,994	2.98	32.0
$16.95	SARs	2,500	4.97	—	2,500	4.97	—
$19.00	SARs	25,000	5.57	—	25,000	5.57	—
$20.99	SARs	8,910	4.91	—	8,044	4.91	—
$38.99	SARs	150,000	6.56	—	150,000	6.56	—
Total SARs		186,410	6.33	—	185,544	6.34	—
Total RSUs	RSU	9,196,747	8.44	185.1	2,277,557	6.84	45.8
Total Options, SARs, RSUs		11,539,088	7.39	217.1	4,618,095	5.02	77.8

The following table summarizes information about non‑vested share awards under the Plans:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		average		average		average
		grant		grant		grant
		date fair		date fair		date fair
	Quantity	value	Quantity	value	Quantity	value
Non-vested as of December 31, 2015	42,375	$10.47	55,867	$9.87	5,668,962	$20.78
Granted	—	—	—	—	3,871,610	18.66
Vested	(13,438)	7.20	(19,560)	9.83	(2,223,443)	21.20
Forfeited	(3,500)	5.30	—	—	(391,742)	21.70
Cancelled	(24,500)	13.30	(35,441)	9.83	(6,197)	20.94
Non-vested as of December 31, 2016	937	$2.58	866	$12.45	6,919,190	$19.41

As of December 31, 2016, there was RUB 7,860  ($129.6) of unamortized share‑based compensation expense related to unvested share options, RSUs and SARs which is expected to be recognized over a weighted average period of

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3.03 years. The Company expects 6,252,694 out of 6,919,190 RSUs to vest after December 31, 2016. To the extent the actual forfeiture rate is different from the Company’s estimate, share‑based compensation related to these awards will be different from these expectations.

Business Unit Equity Awards

In 2016, the Company finalized the process of restructuring certain of the business units in its E-Commerce, Taxi and Classifieds operating segments (the “Participating Subsidiaries”) into separate legal structures.  In connection with this restructuring, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 2.1 million equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries (Note 14) upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”), of which 1.9 million remain outstanding as of December 31, 2016. The exercise price of the Business Unit Equity Awards shall be determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Shared Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

The Company has recorded share-based compensation expense in respect of such awards in the amount of RUB 192 and RUB 260 ($4.3) for the years ended December 31, 2015 and 2016, respectively.

Share‑Based Compensation Expense

The Company recognized share‑based compensation expense of RUB 1,210, RUB 2,718 and RUB 3,422 ($56.4) for the years ended December 31, 2014, 2015 and 2016, respectively. The Company recognized RUB 20, RUB 41 and RUB 36  ($0.6) in related tax benefits for the years ended December 31, 2014, 2015 and 2016, respectively.

16. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

Starting from 2015, following the changes in the Company’s organizational structure, the Company’s chief operating decision maker (“CODM”) is the management committee including its CEO, COO and a group of COO’s direct reports. The Company reports its financial performance based on the following reportable segments: Search and Portal, E-commerce, Taxi and Classifieds. The results of the Company’s remaining operating segments, including Media Services, Yandex Data Factory, Discovery Services and Search and Portal in Turkey, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Experiments which is shown separately from the reportable segments and reconciling items.

Reportable segments derive revenues from the following services:

•

Search and Portal offers a broad range of services in Russia, Ukraine, Belarus and Kazakhstan, among which are search, location-based, personalized and mobile services, that enable the Company’s users to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices;

•

E-commerce — the Company’s Yandex.Market e-commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Product search on Yandex.Market is designed to deliver the most relevant shopping results to the Company’s users;

•	Classifieds derives revenues from online advertising and listing fees;

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

•

Taxi derives revenue from commissions for providing e-hailing services related to the Company's Yandex.Taxi service. Yandex. Taxi operated in 46 cities across Russia, Georgia, Armenia, Kazakhstan, Belarus and Ukraine, as of December 31, 2016.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Search and Portal:
Revenues from external customers	46,675	54,073	66,760	1,100.6
Intersegment revenues	1,245	1,832	2,496	41.1
Depreciation and amortization	(4,090)	(6,894)	(8,858)	(146.1)
Adjusted operating income	16,485	15,199	20,020	330.0
E-commerce:
Revenues from external customers	2,889	3,400	4,718	77.8
Intersegment revenues	—	—	—	—
Depreciation and amortization	(38)	(115)	(72)	(1.2)
Adjusted operating income	1,836	1,624	1,363	22.5
Classifieds:
Revenues from external customers	539	894	1,304	21.5
Intersegment revenues	—	—	—	—
Depreciation and amortization	(16)	(16)	(20)	(0.3)
Adjusted operating income / (loss)	262	130	(74)	(1.2)
Taxi:
Revenues from external customers	327	984	2,313	38.1
Intersegment revenues	—	—	—	—
Depreciation and amortization	(1)	(27)	(39)	(0.6)
Adjusted operating income / (loss)	217	136	(2,125)	(35.0)
Experiments:
Revenues from external customers	337	441	830	13.7
Intersegment revenues	—	—	—	—
Depreciation and amortization	(339)	(739)	(618)	(10.2)
Adjusted operating loss	(1,990)	(3,409)	(2,182)	(36.0)
Eliminations:
Revenues from external customers	—	—	—	—
Intersegment revenues	(1,245)	(1,832)	(2,496)	(41.1)
Depreciation and amortization	—	—	—	—
Adjusted operating income	—	—	—	—
Total:
Revenues from external customers	50,767	59,792	75,925	1,251.7
Intersegment revenues	—	—	—	—
Depreciation and amortization	(4,484)	(7,791)	(9,607)	(158.4)
Adjusted operating income	16,810	13,680	17,002	280.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted operating income and net income is as follows:

	2014	2015	2016	2016
	RUB	RUB	RUB	$

Adjusted operating income	16,810	13,680	17,002	280.3
Less: share-based compensation expense	(1,210)	(2,718)	(3,422)	(56.4)
Add: interest income, net	856	1,744	1,655	27.3
Add: other income, net	6,296	2,259	(3,395)	(56.0)
Less: goodwill impairment	—	(576)	—	—
Less: amortization of acquisition-related intangible assets	(242)	(502)	(488)	(8.0)
Less: compensation expense related to contingent consideration	(35)	(291)	(245)	(4.1)
Less: provision for income taxes	(5,455)	(3,917)	(4,324)	(71.3)
Net income	17,020	9,679	6,783	111.8

The Company’s revenues consist of the following:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Advertising revenue(1):
Yandex websites	38,262	43,099	52,888	871.9
Yandex ad network websites	11,885	15,111	19,691	324.6
Total advertising revenue	50,147	58,210	72,579	1,196.5
Other revenues	620	1,582	3,346	55.2
Total revenues	50,767	59,792	75,925	1,251.7

(1)

The Company records revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions, bonuses and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenues and long‑lived assets other than financial instruments and deferred tax assets by geographic area:

	2014	2015	2016	2016
	RUB	RUB	RUB	$
Revenues:
Russia	46,242	54,688	69,619	1,147.8
Rest of the world	4,525	5,104	6,306	104.0
Total revenues	50,767	59,792	75,925	1,251.7
Long-lived assets, net:
Russia	21,115	23,636	24,499	403.8
Finland	6,481	11,115	8,327	137.3
US	1,002	1,109	684	11.3
Rest of the world	1,723	1,071	862	14.2
Total long-lived assets, net	30,321	36,931	34,372	566.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in millions of Russian rubles and U.S. dollars, except share and per share data)

17. RELATED‑PARTY TRANSACTIONS

The Company has in place a registration rights agreement with its major shareholders that allows them to require the Company to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the “Securities Act”), under certain circumstances. In such circumstances, the Company is obliged to pay all expenses, other than underwriting commissions and discounts, relating to any such registration.

Following the sale of the controlling interest to Sberbank and the deconsolidation of Yandex.Money in July 2013, the Company retained a noncontrolling interest and significant influence over Yandex.Money’s business. The Company continues to use Yandex.Money for payment processing and to sublease to Yandex.Money part of its premises. The amount of revenues from subleasing and other services was RUB 78, RUB 91 and RUB 106 ($1.7) for the years ended December 31, 2014, 2015 and 2016, respectively. The amount of fees for online payment commissions was RUB 125, RUB 143 and RUB 173 ($2.9) for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the amount of receivables related to payment processing was RUB 27 and RUB 47 ($0.8), respectively. The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers of the Company.

In 2016, the Group granted loans to certain senior employees in the amount of RUB 173 ($2.9) (Note 5). The loans bear interest rate of 8% per annum and mature in 2019.

18. SUBSEQUENT EVENTS

In February 2017, the Company granted RSUs to purchase an aggregate of up to 735,537 Class A shares to its employees pursuant to the 2016 Plan.

In January and February 2017, the Company repurchased and retired its outstanding Notes in aggregate principal amount of $2.0.

In March 2017, the Company designated $103 (RUB 5,976 at the exchange rate as of the date of designation) of deposits with a third party bank as a hedging instrument to hedge its exposure to changes in the fair value of the unrecognized firm commitment on its Moscow headquarters operating lease arrangements that are attributable to foreign currency risk for the period ending December 31, 2018. The maturities of such deposits are aligned with the operating lease repayment schedule.

PART III.

Item 17.  Financial Statements

See “Item 18. Financial Statements.”

Item 18.  Financial Statements.

See the financial statements beginning on page F‑1.

Item 19.  Exhibits.

Exhibit Number	Description of Document
1.2	Amended Articles of Association of the Company, amended as of June 1, 2016
4.1

Indenture dated as of December 17, 2013 between the Company, and The Bank of New York Mellon, as trustee (incorporated by reference to our 2013 Annual Report on Form 20‑F (file no. 001‑35173) filed with the Securities and Exchange Commission on April 4, 2014).

7.1

Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

7.2

Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

7.3*

Framework Agreement dated February 19, 2016 between Krasnaya Roza 1875 Limited and Yandex N.V. (incorporated by reference to Exhibit 7.3 from our 2015 Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 22, 2016)

8.1	Principal Subsidiaries
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm
101

The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016, (ii) Consolidated Statements of Income for the Years Ended December 31, 2014, 2015 and 2016, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2015 and 2016, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2015 and 2016, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2014, 2015 and 2016, and (vi) Notes to Consolidated Financial Statements

*Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ Arkady Volozh

	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: March 22, 2017