Form 20-F
period 2017-12-31
Yandex N.V.
filed 2018-03-27
CIK 1513845

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Title of each class	Number of shares outstanding
Class A	285,612,556
Class B	40,692,286

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

(1) In addition, we had 3,751,911 Class A shares held in treasury and 4,166,448 Class C shares issued and fully paid as of December 31, 2017. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

This Annual Report includes market data reported by Yandex.Radar  (February 2018), the Association of Russian Communication Agencies (AKAR) (March 2018) and the Russian Federal State Statistics Service (Rosstat) (January 2018).

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

PART I.

Item 3.  Key Information.

A.	Selected Consolidated Financial and Statistical Data

The selected consolidated statements of income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 and consolidated statements of income data for the years ended December 31, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this Annual Report, after adjustment for the retrospective adoption of Accounting Standard Updates 2015‑03 and 2015‑17.

Ruble amounts have been translated into U.S. dollars at a rate of RUB 57.6002 to $1.00, the official exchange rate quoted as of December 31, 2017 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On March 21, 2018, the exchange rate was RUB 57.7033 to $1.00. See “Risk Factors—Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.”

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

	Year ended December 31,
	2013	2014	2015	2016	2017
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	39,502	50,767	59,792	75,925	94,054	1,632.9
Operating costs and expenses:
Cost of revenues(1)	10,606	14,336	16,810	19,754	23,937	415.6
Product development(1)	5,827	8,842	13,421	15,832	18,761	325.7
Sales, general and administrative(1)	6,537	7,782	11,601	17,885	27,081	470.2
Depreciation and amortization	3,695	4,484	7,791	9,607	11,239	195.1
Goodwill impairment	—	—	576	—	—	—
Total operating costs and expenses	26,665	35,444	50,199	63,078	81,018	1,406.6
Income from operations	12,837	15,323	9,593	12,847	13,036	226.3
Interest income	1,750	1,947	3,037	2,863	2,909	50.5
Interest expense	(33)	(1,091)	(1,293)	(1,208)	(897)	(15.6)
Other income/(loss), net(2)	2,159	6,296	2,259	(3,395)	(1,466)	(25.4)
Income before income taxes	16,713	22,475	13,596	11,107	13,582	235.8
Provision for income taxes	3,239	5,455	3,917	4,324	4,926	85.5
Net income	13,474	17,020	9,679	6,783	8,656	150.3
Net loss attributable to noncontrolling interests	—	—	—	15	120	2.1
Net income attributable to Yandex N.V.	13,474	17,020	9,679	6,798	8,776	152.4
Net income per Class A and Class B share:
Basic	41.25	53.30	30.39	21.19	27.02	0.47
Diluted	40.27	52.27	29.90	20.84	26.49	0.46
Weighted average number of Class A and Class B shares outstanding:
Basic	326,657,778	319,336,782	318,541,887	320,788,967	324,747,888	324,747,888
Diluted	334,571,212	325,610,277	323,713,437	326,136,949	331,243,961	331,243,961

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense of:

	2013	2014	2015	2016	2017
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	61	101	168	193	178	3.1
Product development	435	780	1,860	2,238	2,477	43.0
Sales, general and administrative	258	329	690	991	1,538	26.7

(2)

A major component of other income/(loss), net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar‑denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statement of income. For example, in 2017, other loss, net includes RUB 1,784 million of foreign exchange losses arising from the appreciation of the Russian ruble compared to the U.S. dollar in that year. In 2016, other loss, net included a RUB 3,834 million loss arising from the significant appreciation of the Russian ruble compared to the U.S. dollar in that year. Although the U.S. dollar value of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

	As of December 31,
	2013	2014	2015	2016	2017
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	33,394	17,645	24,238	28,232	42,662	740.7
Term deposits (current and non-current)	15,180	31,526	33,549	31,769	28,045	486.9
Total assets	70,769	94,594	111,818	114,108	130,544	2,266.4
Total current liabilities(2)	6,899	9,791	11,669	14,622	35,622	618.5
Total non-current liabilities(2)	17,273	29,067	30,052	20,894	2,275	39.5
Redeemable noncontrolling interests	—	—	—	1,506	9,821	170.5
Total shareholders’ equity	46,597	55,736	70,097	77,086	82,826	1,437.9

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

(2)

The total non‑current liabilities as of December 31, 2013, 2014, 2015, 2016 and the total current liabilities as of December 31, 2017 mainly result from our convertible bond offering. Please refer to Note 11 to our consolidated financial statements.

Exchange Rate Information

Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 57.6002 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017. On March 21, 2018, the exchange rate was RUB  57.7033 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

The following table presents information on the exchange rates between RUB and the U.S. dollar for the periods indicated as quoted by the Central Bank of the Russian Federation:

	RUB per U.S. dollar
Period	Period-end	Average	Low	High
2013	32.73	31.85	33.47	29.93
2014	56.26	38.42	67.79	32.66
2015	72.88	60.96	72.88	49.18
2016	60.66	67.03	83.59	60.27
2017	57.60	58.35	60.75	55.85
September 2017	58.02	57.70	58.55	57.00
October 2017	57.87	57.73	58.32	57.09
November 2017	58.33	58.92	60.25	58.09
December 2017	57.60	58.59	59.29	57.45
January 2018	56.29	56.79	57.60	55.83
February 2018	55.67	56.81	58.17	55.67
March 2018 (through March 21)	57.70	56.94	57.70	56.37

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

Emerging markets such as Russia are subject to greater risks than more developed markets, including financial, economic, legal and political risks. Such risks or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current geopolitical situations in Ukraine and some other regions, as well as volatility in oil prices (to which the Russian economy is particularly sensitive), may continue to have deleterious macroeconomic and other effects on the regions in which we operate, including increased volatility in currency values and a weaker overall business environment. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016 and 2017 some of these economic trends have reversed or moderated, with the ruble strengthening, oil prices increasing, inflation rates declining significantly and the rate of decline in gross domestic product moderating. However, economic conditions continue to be unstable and future changes may have negative effect on our business. In addition, international sanctions have been imposed on identified parties and business sectors in Russia in connection with the geopolitical situation in Ukraine, as described below, which may adversely affect us or business conditions in our markets.

In connection with the current economic situation, in 2017 the Russian ruble appreciated against the US dollar by 5%, after depreciating materially during the course of 2015 and appreciating materially by 20% in 2016. Although our revenues and expenses, including our personnel expenses, are both primarily denominated in Russian rubles we may have to increase our personnel expenses in order to better compete with other companies that denominate their personnel expenses in currencies which appreciate in relation to the Russian ruble. Also, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars, and a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, is for imported goods and therefore can be materially affected by changes in the value of the ruble. In addition, our expenses related to the development of our business internationally, as well as for acquisitions, are often denominated in other currencies, including U.S. dollars and Euros. If the Russian ruble were to experience a prolonged and significant decline in value against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk”

Should the Russian economy experience a contraction or slower growth in the future, it may adversely affect our results of operations in certain periods. In addition, these conditions may from time to time to depress or encourage volatility in our share price and in equity markets in general.

The adoption and maintenance of international embargo, economic or other sanctions, in particular with respect to the conflict in Ukraine, may have a material adverse effect on our business, financial condition and results of operations.

Significant uncertainty exists surrounding the current geopolitical situation in Ukraine. The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. In the course of 2017 these sanctions were successively prolonged and extended. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions, or the ultimate outcome of the Ukrainian crisis. Political and economic sanctions may affect the ability or willingness of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. We are domiciled in the Netherlands, while our wholly owned principal operating subsidiary is organized under the laws of the Russian Federation, and several of our other subsidiaries are incorporated in other countries that have imposed economic sanctions on the Russian Federation. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of U.S. or EU sanctions, our business has been adversely affected from time to time by the impact of sanctions on the broader economy in Russia. In addition, Yandex.Money, our joint venture with Sberbank, is subject to U.S. sectoral sanctions.

Since May 2017, Yandex LLC and Yandex.Ukraine LLC, both subsidiaries of Yandex N.V., have been subject to sanctions in Ukraine, which have blocked Ukrainian users from accessing our services and websites. Sanctions have been imposed for three years with the possibility of extension and ban all trade operations and require blocking of all assets, including bank accounts. The Ukrainian Security Service (SBU) also conducted searches at Yandex offices in Kiev and Odessa. Such actions led to the shutdown of Yandex’s commercial operations in Ukraine.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities.  Our founder, executive director and substantial shareholder, Arkady Volozh, is one of nearly 100 persons included in one part of the so called “Kremlin List”, on the basis of his reported net worth and Herman Gref, a member of our Board of Directors and the CEO and Chairman of Sberbank, the holder of our priority share, was included on the “List of Senior Political Figures.”  Although we are not aware of any intention on the part of the U.S. government to impose sanctions on Mr. Volozh, Mr. Gref or other persons named on this list, if Mr. Volozh or Mr. Gref were to become a target of sanctions, it could have material adverse effect on our business.

In December 2017, we entered into a binding agreement with Sberbank to form a joint venture in respect of our Yandex.Market business unit. Although Sberbank and a number of its subsidiaries are subject to “sectoral” sanctions, we believe that the pending joint venture is not within the scope of these prohibitions.  Going forward, however, applicable sanctions could impose limitations on our ability to provide additional financing to this joint venture.

We could also be subject to a number of potential sanctions-related risks in the future.  First, the sanctions rules, or the authoritative interpretation of current rules by the relevant authorities, could change at any time.  In particular, OFAC (or other regulators) could:

•	add additional parties to the sectoral sanctions list,
•	designate the parties with whom we have significant business relationships as “specially designated nationals”, meaning that all dealings with them by U.S. and/or EU persons would be prohibited; or
•	expand current or new sanctions to cover entities that are less than 50% owned by a listed party, which could adversely affect our new Yandex.Market joint venture.

We are not aware of any proposals in this regard, but any such decisions would likely reflect the evolving geopolitical and U.S. domestic climate over time. In addition, the applicable sanctions requirements are interpreted broadly by the relevant authorities. In addition, many U.S. and EU parties typically take a very conservative view of compliance matters, given the ambiguities of some of these rules and the approach taken by the regulators. Some parties, in particular U.S. and EU financial institutions, have adopted internal compliance policies that are more restrictive than are strictly required by the applicable rules and have, for example, declined to engage in any dealings with parties on the sectoral sanctions list (including dealings that are not prohibited by the rules applicable to such parties) or with entities closely affiliated with such entities (even if such affiliated entities are not themselves a target of sanctions).

Although we act in strict compliance with applicable laws and regulations and adhere to the principles of political neutrality in all countries where we operate, further political, civil or military conflicts in the region may result in a general lack of confidence among international investors in the region’s economic and political stability and in

Russian investments generally. Along with potential official government sanctions on Russia, U.S. and foreign investors may be pressured to reduce or withdraw their investments in Russia. Such circumstances may result in trading volatility, reduced liquidity and significant declines in the price of listed securities of companies with significant operations in Russia, including our Class A shares.

Risks Related to Our Business and Industry

We face significant competition from major global and Russian companies, including Google and Mail.ru, which could negatively affect our business, financial condition and results of operations.

We face strong competition in various aspects of our business from global and Russian companies that provide internet services and content, including search services. Currently, we consider our principal competitors in our core business to be Google and Mail.ru.

Of the large global internet companies, we consider Google to be our principal competitor in the market for desktop and mobile internet search, and for performance-based advertising, online advertising network revenues, advertising intermediary services, distribution arrangements and other services. According to Yandex Radar, Google’s share of the Russian search market, based on search traffic generated, was 39.6% for the full year 2017 and 37.1% in 2016, compared with our market share of 55.1% in 2017 and 56.0% in 2016. Google conducts extensive online and offline advertising campaigns in Russia. In recent years, Google has aggressively marketed its products and services, including its Chrome browser in which its search engine is the default search function, its mobile application, as well as its maps and navigation products, leading to increased competition.

With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location-based search and advertising. Pursuant to a settlement between FAS and Google reached in April 2017, Google is prohibited from arrangements prohibiting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine.  Nevertheless, it is difficult to anticipate the long-term effects of such changes on our market shares in Android.  Furthermore, we expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us. In addition to Google, we also face competition, albeit less intense, from the Russian and international businesses of Microsoft and Yahoo!

On the domestic side, our principal competitor is Mail.ru Group. Although we power paid search on Mail.ru Group properties and monetize a number of Mail.ru Group properties through our Yandex Advertising Network, we also compete with Mail.ru Group for online advertising budgets, allocated between social networks and search, as well as in food delivery services (through Mail.ru Group’s recent acquisition of Delivery Club and our recent acquisition of FoodFox.)  In addition, Mail.ru Group offers a wide range of internet services, the most popular Russian web mail service, and other services that are comparable to ours. Mail.ru’s search market share was 4.1% and 3.4% in 2016 and 2017, respectively.

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

Our Taxi business, a joint venture with Uber which we completed in February 2018, faces competition from Gett, as well as a variety of other taxi and ride-sharing operators and dispatch services. In addition, although Yandex.Taxi and Uber operate as a joint venture in Russia and neighboring countries, our Taxi business may also compete with Uber in jurisdictions outside the scope of our joint venture territory.

Our Classifieds business faces competition from a range of online and offline classified services, including Avito, CIAN (in real estate), and Drom.ru (in automobile sales); and our E-commerce business faces competition from online retailers and marketplaces, including AliExpress and Avito, as well as offline retailers.

We cannot guarantee that we will be able to continue to compete effectively with current and future companies that may have greater ability to attract and retain users, greater name recognition, more personnel and greater financial and other resources. If our competitors are successful in providing similar or better search results or other services compared with those we offer, we could experience a significant decline in user traffic or other business. Any such decline could negatively affect our business, financial condition and results of operations.

The competition to capture market share on mobile devices is intense, and if we are not successful in achieving substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.

Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through smartphones, wearable devices, and handheld computers such as tablets, as well as through video game consoles and television set-top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 31% in the fourth quarter of 2016 to approximately 39% in the fourth quarter of 2017, while the percentage of our search revenues generated from mobile devices increased from approximately 25% to approximately 31% between those periods.

Each manufacturer or distributor of mobile or other devices may establish unique technical standards for its devices, and as a result our products and services may not work or be viewable on these devices. Some manufacturers may also elect not to include our products on their devices, or may be prohibited from doing so pursuant to their agreements with other parties. Although Google is prohibited from arrangements prohibiting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine, it is difficult to anticipate the long-term effects of such changes on our market shares in Android.  In addition, consumers are increasingly accessing content directly via applications, or “apps”, tailored to particular mobile devices or in closed social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in adapting our products and services and developing competitive new products and services. See also “—As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or stored in proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.”

We expect to continue to devote significant resources to the creation, support and maintenance of mobile products and services. If we are unable to attract and retain a substantial number of device manufacturers, distributors and users to our products and services, or if we are slow to develop products and technologies that are more compatible with such devices and platforms, we will fail to capture the opportunities available as consumers and advertisers transition to a dynamic, multi-screen environment. Furthermore, given the importance of distribution and application pre-installation arrangements with the most popular device manufacturers to the successful operation of our business, failure to reach such arrangements may adversely affect our business, financial condition and results of operations.

We expect the rate of growth of our revenues to be lower in the future and we may experience downward pressure on our operating margin.

We expect that our advertising revenue growth rate will decline over time as a result of a number of factors, including continuing macroeconomic challenges in Russia, challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in the number of internet users in Russia as overall internet penetration increases. A decline in our advertising revenue growth rate may negatively impact the rate of growth of our revenues on a consolidated basis.

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

•	investments we make in our business units, in particular our Yandex.Taxi business;
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

In the past three years, we generated on average more than 95% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. According to AKAR, the rate of growth in online advertising expenditures was 22% in 2017 compared to the similar period of 2016, up from a growth rate of 21% in 2016 compared with 2015 and a growth rate of 15% in 2015 compared with 2014. Any decreases in online advertising spending due to economic conditions, or otherwise, could materially adversely impact our business, financial condition and results of operations.

Advertising spending and user traffic also tend to be seasonal, with internet usage, advertising expenditures and traffic historically slowing down during the months, when there are extended Russian public holidays and vacations, and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied upon as an indication of future performance. Furthermore, our business becomes more diversified, thus seasonal changes may have different effect on various lines of business.

We rely on third party partners for a material portion of our revenues and for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.

Revenues from advertising on our ad network partner websites represented 25.5% of our online advertising revenues in 2017 compared with 27.1% in 2016. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners, other than our agreement to power paid search results on Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor’s advertising services, our revenues would decline.

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

Our most significant distribution partner in 2017 was Opera, which offers mobile and desktop browsers, and where Yandex is the default search in certain search entry points. Each of our other distribution partners constitutes less than 10% of our total distribution traffic acquisition costs. If we are unable to continue our arrangements with Opera, or maintain existing or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

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

As internet usage has spread in Russia, the rate of growth in the number of internet users has been declining. Our success depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to, or better than, ours. As our core market matures, we will need to provide new services, further exploit non-core business models, such as our Taxi, E-commerce and Classifieds business units, or expand into new geographic markets in order to continue to grow our revenues at previously achieved levels. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, can be significant.

If we are unable to continue to develop and provide our users with quality, up-to-date services, and to appropriately time the services with market opportunities, or if we are unable to maintain the quality of such services, our user base may not grow, or may decline. Further, if we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may not grow or may decline.

If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners. This could adversely affect our business, financial condition and results of operations.

Our business depends on a strong brand and our ability to license, acquire or create compelling content at reasonable costs. Failure to maintain and enhance our brand and offer compelling content would harm our ability to expand our base of users, advertisers and network partners and would materially adversely affect our business, financial condition and results of operations.

We believe that the brand identity that we have developed through the strength of our technology, our user focus and, in particular, our ability to deliver compelling content, has significantly contributed to the success of our business. We license much of our content from third parties, such as music, news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers, this would likely result in a weakening of our brand and a loss of user traffic. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations. In addition, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses.

We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. As described below, several of our business units do or will operate as joint ventures.  Although we have sought to implement appropriate controls and protections, depending on specific terms of joint venture arrangements we may have more limited ability to ensure that these businesses are operated in a manner that is consistent with the broader Yandex brand.

Additionally, if we or one of our joint venture partners fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations could be materially adversely affected. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline.

Maintaining and enhancing our brand, especially in relation to mobile services, will depend largely on our ability to continue to be a technology leader and a provider of high-quality, reliable services, which we may not continue to do successfully.

Several of our businesses operate through joint ventures with third parties, which involves risks that we do not face with respect to our core business.

Our Yandex.Taxi business now operates as a joint venture with Uber, while our Yandex.Money business operates as a joint venture with Sberbank.  We have also signed a definitive agreement to enter into a joint venture with Sberbank in respect of our Yandex.Market business. Sberbank is the holder of our priority share and Herman Gref, its chief executive officer and chairman, serves as one of our non-executive directors. Our joint venture partners have certain shareholder and contractual rights in respect of the he management of these joint ventures, and therefore we do not have sole control over the management or operations of our joint ventures. The level of control exercisable by us depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants.

We may face financial, reputational and other exposure (including regulatory censure) in the event that any of our partners fail to meet their obligations under the arrangements, encounter financial difficulty, or fail to comply with local or international regulation and standards. A temporary or permanent disruption to these arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls, could adversely affect our results of operations.

The formation and operation of joint ventures involve significant challenges and risks, including:

•

difficulties in integrating operations and managing the large and diverse number of personnel, products, services, technology, internal controls and financial reporting of constituent components of our joint ventures, and any unanticipated expenses relating to business integration;

•	disruption of our ongoing business, distraction of our management and employees and increase of our expenses;
•	departure of skilled professionals as well as the loss of established client relationships of the businesses we invest in or acquire;
•	unforeseen or hidden liabilities or additional operating losses, costs and expenses that may adversely affect us following the transactions;
•

potential impairment charges or write-offs due to the changes in the fair value of our business units as a result of market volatility or other reasons that we may not control which could have a material adverse effect on our financial results;

•	regulatory hurdles including in relation to the anti-monopoly and competition laws;
•	the risk that any of our pending or other future proposed transactions fails to close, including as a result of political and regulatory challenges and protectionist policies; and
•	challenges in maintaining or further growing our business units, or achieving the expected benefits of synergies and growth opportunities in connection with these transactions.

If we fail to manage effectively the growth of our operations, our business, financial condition and results of operations could be adversely affected.

We have experienced, and continue to experience, growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure.

We have carved out certain of our services into separate business units in order to facilitate the growth of those services. Management of these separate business units requires additional administrative effort, which may put strain on our management and other resources. If we do not effectively manage our growth and the operation of our business units, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

As our user and advertiser bases expand, we will need to continue to increase our investment in technology, infrastructure, facilities and other areas of operations, in particular product development, sales and marketing. As a result of such growth, we will also need to continue to improve our operational and financial systems and managerial controls and procedures. We will have to maintain close coordination among our technical, accounting, finance, marketing and sales personnel. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures, which could harm our business, financial condition and results of operations.

We will need to make new arrangements for our Russian headquarters premises before our current lease expires in 2021, which may result in material expenses and distraction of management attention.

Our Russian headquarters are currently located in approximately 65,000 square meters of rented property in central Moscow, with leases expiring in 2021. As a consequence, once our lease expires, we will need to make alternative arrangements for our Russian headquarters, which may include negotiating a new lease for our current premises, moving to new leased premises, or purchasing or developing our own premises. If we seek to negotiate a new lease for our current or new premises, we may be unable to secure favorable terms, and may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk. If we decide to purchase or develop our own premises, we may incur substantial up-front expenses and may encounter challenges in managing or coordinating a development process outside our area of core competence.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We have carved-out a number of our services into separate business units, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. We operate or will operate several of our business units as joint ventures with other parties. In such situations our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin‑off of certain business units or further establishing of joint ventures and partnerships may cause the loss of some of our clients, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

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

Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plans, we cannot guarantee that we will be able to retain our key employees. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests. Depreciation of the market value of our shares could also make such equity awards less effective in retaining our key employees, especially for options issued above the current trading price. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

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

We have limited experience with operations outside Russia, and in 2017 derived only approximately 7.0% of our revenues from customers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our core services, which allows us to begin generating revenues from our core services in the new geography. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

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

We generate most of our revenues from the sale of online advertising in Russia. Although the use of the internet as a marketing channel in Russia is maturing, the level of overall spending on advertising in Russia remains relatively low compared to that in other developed countries. Broadband penetration rates in Russia are also relatively low compared to those in some other developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Although advertisers have become more familiar with online advertising in recent years, some of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may be less inclined to consider the internet effective in promoting their products and services compared with traditional media.

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

Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our services and may disrupt our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex’s intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

Although we maintain substantial security measures, such measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, fraudulent actions of outside parties, or otherwise. Such security breaches may expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

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

As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.

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

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 600 patent applications, of which more than 200 have resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

We rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which we operate, including third-party providers of our principal internet connections and the equipment critical to our internet properties and services. Any errors, failures or disruption in the products and services provided by these third parties may materially adversely affect our brand, business, financial condition and results of operations.

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

Our business depends on our ability to provide accurate and reliable search results, which may be disrupted. For example, because our search technology ranks a webpage’s relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. If our efforts to combat these and other types of “index spamming” are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

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

We acquire complementary businesses, teams and technologies from time to time, and may fail to identify additional suitable targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy. Acquisitions of new businesses may also lead to increased legal risks and other negative consequences, which could have an adverse effect on our business, financial condition and results of operations.

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

Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or one of our joint ventures, or breaches of customers’ privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint venture and damage relations with them. Alternately, should breaches of customers’ privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of our one of our joint ventures. Any inability by us or our joint venture to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. In case of failure to maintain effective customer service by us or by one of our joint ventures, our reputation may suffer and we may lose our customers’ confidence, which may adversely affect our business, financial condition and results of operations.

The inherent limitations of the available data regarding internet usage and online advertising may make it difficult to assess our markets and our market position.

We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates, regarding internet usage and penetration and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Kazakhstan and Belarus are generally less consistent and reliable due to more limited third-party measurements in those countries.

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend and which could adversely affect our business, financial condition and results of operation.

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

The legal framework supporting a market economy remains under development in Russia and the other countries in which we operate and, as a result, the relevant legal systems can be characterized by:

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

Because the range of the services we provide is increasing and the legal framework governing the operations in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.

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

Court interpretations and the applicability of Russian legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations to provide our services. For example, we could fall within the regulations that require receipt of licenses/permits or compliance with certain mandatory procedures with respect to the provision of telecommunications services, the delivery of “mass media” and the use of encryption technologies by businesses.  Such licensing or compliance processes may be time consuming and expensive and we may not be successful in acquiring any newly required licenses. Additionally, if we fail to obtain and maintain required licenses, permits or registrations or comply with certain mandatory procedures, we may face fines, penalties or sanctions.

As the legal framework in Russia continues to evolve, we may be required to take additional actions in order to comply with new legislation.  Although we believe that we are in full compliance with applicable laws, ambiguities in legislation and the wide discretion granted to regulatory authorities may result in us being subject to additional regulatory requirements. Compliance with additional or new regulatory requirements, or new interpretations or applications of existing requirements, may also require us to spend additional resources and limit our flexibility in providing our services.

New legislation under discussion in the Russian government may potentially affect the services we provide.  In particular, there have been proposals regarding the regulation of taxi services, including on-line taxi aggregators. Adoption of new regulation in this area may result in new duties and restrictions on our Taxi business. Recently, the Russian State Duma has also debated whether to impose new duties on the owners of social networks. The owners of social networks could be obligated to delete certain types of information from their websites at request of users. Although we believe that we would not be affected by such legislation, it could be interpreted in such a way that it affects our business. The Russian State Duma is also considering legislation that would regulate aggregators of information about goods and services offerings. If adopted, such proposals could result in the imposition of additional obligations and liability on the providers of such intermediary services and could require us to modify certain of our services, including Yandex.Mail, Yandex.Taxi and Yandex.Market, as well as spend additional resources in order to ensure compliance with new regulations. If we fail to comply with applicable legal requirements, we may face fines, penalties or sanctions.

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

Under Russian law, companies are also required to store all personal data of Russian users in databases located inside Russia. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users. However, any non-compliance with this requirement could lead to legal liability and potentially to restriction of the availability of the service in Russia. For example, in 2016 a Russian court ordered the blocking of access to a popular social networking website for violation of data protection legislation.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. As our business grows we may also encounter increased pressure from foreign state authorities with respect to production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability and other adverse consequences.

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

Many of our global competitors, such as Google and Microsoft, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia. Russian laws and regulations that are applicable to us, but not to our foreign competitors, may impede our ability to develop and offer services that compete effectively on a global scale as well as in Russia with those offered by our foreign-based competitors and generally available worldwide over the internet. Any inability on our part to offer services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

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

Businesses in countries where we operate have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated.

Many commercial laws and regulations in the markets where we operate are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a tendency to follow a very formal approach in certain cases, are entrusted with a high degree of discretion and have at times exercised their discretion in ways that may be perceived as selective or unpredictable, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Furthermore, significant uncertainty exists in the relevant markets in light of the broader geopolitical situation, which may result in the adoption or application of regulations based on political considerations.

For instance, in May 2017 Ukraine sanctioned two Yandex subsidiaries and prohibited usage of our services and websites by Ukrainian users. Yandex offices in Kiev and Odessa were subject to searches by the Ukrainian Security Service in connection with alleged breaches of law.

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

We believe that our Yandex.Money joint venture is subject to the above restrictions on foreign ownership because the Yandex.Money business currently holds an encryption license covered by the law. Since the completion of our joint venture in respect of  Yandex.Money in July 2013 following the sale by Yandex to Sberbank of 75% (less one ruble) of the total participation interest in Yandex.Money, we believe that the applicable restrictions in respect of private non-Russian persons no longer apply to Yandex, but that the requirement to obtain prior approval from the Russian Government continues to be applicable to non-Russian state or international organizations or entities controlled by a non-Russian state or international organization that would seek to acquire shares of Yandex  or enter into an agreement that would establish direct or indirect control over Yandex and, therefore, trigger application of the law restricting foreign ownership. There is also a risk that some of the rights granted to Yandex N.V. under the joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex over the Yandex.Money business, which would require the Russian Government’s preliminary consent for a broader number of transactions, including by private non-Russian persons. Moreover, because Yandex holds 25% (plus one ruble) in Yandex.Money, there is a risk that a change of control in respect of Yandex would require preliminary consent of the Central Bank of Russia, as Yandex could be considered to indirectly hold more than 10% of the voting power of a non-banking credit organization.

Other aspects of our business may be subject to restrictions on foreign ownership through the interpretation of current legislation in the future or through future legislation and we may be forced to take significant steps to modify our operating or ownership structure which could have a material adverse effect on our operations or the value of our Class A shares.

The Russian banking and financial systems remain less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business, financial condition and results of operations.

Russia’s banking and other financial systems are less well-developed and regulated than those of some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms. In addition, the United States and European Union have imposed “sectoral” and related sanctions on named Russian banks in connection with developments in Ukraine. See “—Adoption and maintenance of embargo, economic or other sanctions, in particular with respect to the conflict in Ukraine, as well as similar measures against the countries in which we operate, may have a material adverse effect on our business, financial condition and results of operations.”

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

We do business with a number of companies, especially small companies that do not always operate in a fully transparent manner and that may engage in unpredictable or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have been approached by government authorities regarding potential tax claims or other compliance matters in connection with such transactions. For example, in 2016 we received a claim from the Russian tax authority in respect of one of our distribution agreements with a Russian software developer. We have both appealed the tax authority’s claim and paid the claim in full.

As we are a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we should have had knowledge of or aided such practices even when we did not.

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

Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with tax audits routinely undertaken at least every two years. A tax audit of our principal Russian subsidiary covering 2013 and 2014 was completed in 2016 and the resulting tax claims were fully accrued in our 2016 financial statements.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.

In 2017, our principal Russian operating subsidiary distributed limited dividends to our parent company (Yandex N.V.) and applied withholding tax at a 5% rate in reliance on the provisions of the Netherlands‑Russia tax treaty.

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

We did not provide for dividend withholding taxes on the unremitted earnings of our non‑Dutch subsidiaries for 2012 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. As of December 31, 2017, we had an accrual of RUB 1,324 million ($23.0 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary’s current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2017, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 58,795 million ($1,020.7 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 2,940 million ($51.0 million) as of December 31, 2017. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

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

The concentration of voting power with our principal shareholders, including our founders, directors and senior management, limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 15, 2018, our founder, directors, senior management (and their affiliates) and principal non‑institutional shareholders together own 93.69% of our outstanding Class B shares and 3.60% of our outstanding Class A shares, representing in the aggregate 55.57% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 85.24% of our outstanding Class B shares and 0.14% of our outstanding class A shares representing in aggregate 49.23% of the voting power of our outstanding shares. For the foreseeable future, therefore, our founder, directors, senior management and their affiliates will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets.

This concentrated control limits your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected.

At the same time, if our principal shareholders cease to have absolute voting control over Yandex N.V., as a result of conversions of Class B shares or the issuance of a substantial number of Class A shares, this may also present risks for our company and business. In such an event, it may be more difficult for us to obtain shareholder approval for matters that we believe are in the best interest of our business.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2017 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

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

For a discussion of our principal acquisitions and disposals in 2017, see “Operating and Financial Review and Prospects—Recent Acquisitions”

Business Overview

Our Business

Yandex is one of the largest internet companies in Europe, operating Russia’s most popular search engine and its most visited website. Yandex’s goal is to help consumers and businesses better navigate the online and offline worlds. Since 1997, Yandex has delivered world-class, geographically relevant search and locally tailored experiences on all digital platforms, based on innovative technologies. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe.

Yandex is a technology company that builds intelligent products and services powered by machine learning. Our products and services are based on complex, unique technologies that are not easily replicated. Benefiting from Russia’s long‑standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company.

We derive substantially all of our revenues from online advertising. We enable advertisers to deliver targeted, cost‑effective ads that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third‑party websites that make up our Yandex ad network. Through our ad network, we extend the audience reach of our advertisers and generate revenue for both our network partners and us. We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats across different platforms. Other revenue streams come from our e‑commerce offerings, ride-sharing service, classifieds, and other initiatives, including music subscription and event tickets sales within our Media Services.

Our businesses are organized in the following operating segments:

•

Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

•	E‑commerce (including the Yandex.Market service, which we expect to form a joint venture with Sberbank in 2018, when the deal is closed);
•

Taxi (including the Yandex.Taxi service, which combined with Uber’s ride-sharing business in Russia and neighboring countries in February 2018, as well as Yandex.EATs, our food delivery business, which consists of FoodFox, acquired in December 2017, and Uber.EATs business, which will be contributed as a result of the transaction with Uber);

•	Classifieds (including Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel); and
•	Experimental businesses, including:
•	Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV Program);
•	Yandex Data Factory;
•	Discovery Services (including Yandex Zen and Yandex Launcher); and
•	Search and Portal in Turkey.

Our experimental businesses aim to create new business models. Once an experimental business becomes sizable enough, justifies a new business model, and has good prospects for future development, we may decide to break it out from our Experiments and create a separate segment. Unsuccessful experiments may be shut down or reabsorbed by one of our other segments. From January 1, 2018, we separated out Media Services from Experiments to form a new Media Services business unit and will now report its financial results separately.

Search and Portal

We offer a broad range of world-class, locally relevant search and information services that are free to our users and that enable them to find relevant information quickly and easily.

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

Yandex Search generated 55.1% of all search traffic in Russia in 2017 and 56.4% in February 2018, according to Yandex.Radar, a search traffic and browser usage analytics tool based on Yandex.Metrica data. In 2017 our search share on desktop and mobile reached 65.3% and 41.7%, respectively. In February 2018 our search share averaged 67.5%

on desktop and 44.6% on mobile, respectively, with mobile search share of 46.1% on Android and 38.4% on iOS. The percentage of our total search traffic, generated from mobile devices averaged approximately 39% in Q4 2017 compared with 31% in Q4 2016, while the percentage of our search revenues generated from mobile devices increased to approximately 31% from approximately 25% in these periods.

Geolocation Services

Yandex.Maps. Our Yandex.Maps provide high‑quality, detailed maps of Russia and neighboring countries. We also provide a detailed map of Turkey and a map of the whole world. We offer our users panoramic views, public transportation routes, driving directions with voice controls and turn-by-turn navigation.

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

We also offer Yandex.Navigator, our mobile application that provides turn‑by‑turn navigation, incorporates a voice input function, speed limit warnings, parking information, natural guidance features  as reference points along a route, voice notifications for accidents, road works etc. It is one of Yandex’s most popular mobile apps in terms of usage.

Navigator is also one of the essential components of Yandex.Auto, our voice-activated in-car infotainment system, which offers Yandex’s best-in-class mapping and navigation, our music streaming, weather information and other services. We work with car manufacturers on equipping cars with Yandex.Auto. Yandex.Auto is already available in some models of Toyota and Honda on the Russian market.

The Yandex.Transport app provides users with real‑time data on public transport in a number of Russian cities. It also operates in Helsinki and Tampere, Finland; Budapest, Hungary; Sydney and Brisbane, Australia; and Auckland, New Zealand.

Yandex Business Directory provides users with a comprehensive list of businesses, detailed information about them, as well as search option for services and goods.

In February 2018, we launched our Yandex.Drive car-sharing service which offers on-demand access to a fleet of 750 vehicles. Yandex.Drive usage is billed on a per minute basis and Yandex integrates traffic conditions and customer demand to provide dynamic pricing at the time of reservation. The price includes fuel, parking, and insurance.

Our map based apps allow offline businesses to place ads in native formats (adopted for different scenarios on the map). These formats target potential clients of those businesses while they are using Yandex.Maps and/or Navigator.

Personal Services

Yandex.Mail. Yandex.Mail provides users with fast and easy access to their email.

Yandex.Disk is our cloud‑based storage service that allows users to upload, store and share content online. Since late 2017 we have been providing unlimited storage space for the content uploaded through Yandex.Disk mobile app.

Yandex.News is the most visited online news aggregation service in Russia, providing a comprehensive media overview for our users. We aggregate and present local, national and international news. The selection of news is fully automated and editorial-free.

Yandex.Weather

Our Yandex.Weather service offers hyperlocal, real-time weather information based on our proprietary weather forecasting technology, Meteum. Powered by machine learning, it gives accurate forecasts for areas as local as individual neighborhoods across the world.

Yandex Browser

Our Yandex Browser is the second most popular browser on desktops and the most popular non-native browser on mobile platforms in Russia. Yandex Browser is committed to delivering high-quality user experiences and protecting web audiences. Yandex.Browser’s built-in Antishock technology blocks malicious and fraudulent advertising and its “Protect” technology offers comprehensive protection against the majority of online threats. For example, Yandex.Browser checks all downloaded files for viruses, warning users about dangerous websites, encrypting users’ passwords when using public Wi-Fi networks, and ensuring safe payments. Recently, we have introduced native ad blocking in the Russian version of Yandex Browser to enhance users’ browsing experience by filtering intrusive advertising.

The combined share of desktop and mobile searches processed through Yandex Browser in Russia reached 19.6% in February 2018, according to Yandex.Radar.

Yandex Search App

In 2017 we significantly upgraded our Yandex Search App by integrating Yandex’s must-have services into one app, including Search, Maps, News, Zen, Weather and many others. In October 2017 we enhanced our Search App with Alice, the first conversational voice assistant on the Russian market. In 2017 our Search App was the fastest growing search app on the Russian market. In December 2017 it became the third most downloaded app in Google Play in Russia.

Turbo pages

We launched Turbo pages in mid-2017. Turbo pages is a new format of displaying content on mobile devices, which loads several times faster than regular web pages and are optimized for smaller screens. Our Turbo pages are easier to implement compared to other similar products globally and offer monetization from Yandex out of the box. Turbo pages are available on Search, Zen and News.

Alice

In October 2017, we launched Alice, the first conversational intelligent assistant for the Russian market. Alice assists users with a wide array of information needs, such as factoid questions, weather forecasts, directions and currency exchange rates. Alice is not limited to predefined scenarios and includes a general chit-chat mode – a unique feature among intelligent assistants that has been enthusiastically embraced by millions of users. It also benefits from the near-human level of speech recognition accuracy (based on the Word Error Rate measurement) provided by the Yandex SpeechKit platform. As of today, Alice integrates many Yandex services such as Search, News, Weather, Music, Maps, and Taxi, and also includes over a dozen games. The external skills platform for Alice is currently in beta, and includes such skills as ordering from Papa John’s Pizza. Alice is available in Russian in the Yandex Search app and Yandex.Browser on iOS and Android, as well as with Yandex Browser on Windows.

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

Yandex.Direct

Yandex.Direct is our auction‑based advertising placement platform, which uses auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost‑effectively deliver relevant ads targeted at particular search queries or content on Yandex websites or third‑party websites in the Yandex Advertising Network. Advertisers may use our automated tools, often with little or no assistance from us, to create performance‑based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, online sign‑up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. Recently we enhanced Yandex.Direct with an opportunity to place display ads right in the system. We also offer a Yandex.Direct mobile app to better facilitate advertisers’ access to our service to manage their advertising campaigns.

Performance‑based ads on our desktop search engine results page (SERP) appear in one of several general categories: top placement, appearing above the organic search results and featuring up to four paid links on desktop and up to three paid links on mobile; and a southern block, which appears either below the organic search results or the right-hand block located to the right of the organic search results, featuring up to nine paid links in total on desktop and up to one paid link on mobile. In late 2017 we started to test the concept of Templates – our new ad placement formats tailored to a search query of a particular user. Templates allow users to dynamically enrich an advertisement with additional elements, such as quick links, contact information, working hours, merchants’ ratings, images and others. Subsequently we announced the change in our search engine results page layout. Instead of our typical ad placement blocks, paid links will be mixed with organic search links, while our algorithms will choose which format is more appropriate and efficient in each particular situation in order to provide a more personalized SERP. The advertisers will bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. As previously, Yandex.Direct will continue to use a Vickrey‑Clarke‑Groves (VCG) auction to serve ads on our SERP.

Yandex Ad Network

Our Yandex Advertising Network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our partners are some of the largest Russian websites, including Mail.ru, Rambler, Bing, Avito.ru, Gismeteo.ru and others.

We help third‑party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver performance‑based ads on their search results pages or websites. Our advertising algorithms use our proprietary MatrixNet technology, which optimizes the click‑through rate on our network through improved click prediction. We screen applicants for the Yandex Advertising Network and favor websites with high‑quality content and stable audiences to offer advertisers high quality traffic.

Yandex’s video advertising network allows users to place full-screen videos, video ads on pages of websites and ads within the video content available on over 200 advertising platforms, including desktop and mobile websites, mobile and Smart TV applications. Yandex’s technologies enable users to provide advertising to the targeted audience and receive the information about its efficiency.

Programmatic advertising

We have developed a range of programmatic advertising products, which utilize real‑time bidding, or RTB, technologies to provide effective solutions to our publisher and advertiser partners. Our RTB ad exchange connects our performance‑based demand‑side platform (DSP) Yandex.Direct, to our display‑based DSP (called AWAPS) as well as to integrated third-party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, search and browsing history, etc. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through the acquisition of ADFOX, we provide a supply‑side platform to our publisher partners. ADFOX is able to mediate in real‑time between programmatic brand ads from AWAPS, performance‑based ads from Yandex.Direct, ads from integrated third party DSPs and the publisher’s own direct sales.

Mobile Advertising

We offer our advertisers the ability to display ads on mobile versions of Yandex services, including Zen, our Advertising Network partner websites, and in mobile applications. Advertisers are able to set up their mobile bid as a coefficient of their desktop bid.

Analytics tools

Our web analytics system, Yandex.Metrica, has the largest coverage among web analytics platforms in Russia. It is also the second most popular web analytics system tool in the world offering advertisers and website owners tools such as machine-learning based bot traffic detection, referral spam filtering, raw logs export and unsampled data collection and reporting regardless of the traffic volume. It allows advertisers in near real‑time to analyze the “post‑click” behavior of users to evaluate the key efficiency parameters of their advertising campaigns — for example, to analyze the conversion rate, or the cost of attracting a visitor who performs the desired action. Based on these data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns.

We also provide users with AppMetrica, a marketing platform for app install attribution, app analytics, and push campaigns, that allows to track all kinds of ad campaigns.

Yandex.Radar is our analytical tool, which provides advertisers, webmasters, analysts, and other internet marketing professionals with accurate statistics on the internet market in different countries. Yandex.Radar is based on Yandex.Metrica aggregated data and provides statistics on search market shares and browser usage, as well as traffic breakdown by operating system and device type.

E‑commerce

Launched in 2000, Yandex.Market is one of the most popular services in Russia, providing product information, price comparisons and consumer generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and “brick and mortar” retailers, and currently feature approximately 150 million offerings in more than 2,500 product categories from approximately 21,000 domestic and international merchants.

Yandex.Market is priced on a cost‑per‑click (CPC) basis, similar to Yandex.Direct and also operates on a take-rate-based model. Starting from August 2017 we allow offline stores, which do not have their own websites, to place the products on Yandex.Market under a take-rate-based model.

In August 2017, Yandex and Sberbank of Russia announced that the companies intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading e-commerce ecosystem. In December 2017, the two parties entered into a binding agreement to form a joint venture based on the Yandex.Market platform. Yandex.Market will engage in e-commerce, with a core focus on creating a B2C online retail marketplace. We expect the deal to close in the first half of 2018.

In addition, in October 2017, we started testing our fulfillment center operated by a third party partner to provide users with fully-fledged solutions and improve the purchasing experience.

Taxi

Yandex.Taxi is our ride-sharing service, established in 2011. The service benefits from our robust expertise in machine learning and our world-class navigation and mapping technologies, allowing us to increase efficiency and improve fleet utilization. From late 2016, we have been aggressively investing in geographical expansion. In 2017 Yandex.Taxi added 97 cities with 100,000+ population and 38 cities with population of 50,000+. As of December 2017, the service was available in 167 cities with 100,000+ population, and in 56 cities with population of 50,000+ across Russia, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan and Moldova.

We continue developing our ride-sharing service to provide the best user experience. Our forward dispatch technology allows us to better utilize the fleet, our smart pick-up points allow users to more efficiently allocate travel time and reduce fares, our upfront pricing, which provides fixed pricing for the trip, is also appreciated by users.

In July 2017 we entered into a landmark transaction between Yandex.Taxi and Uber to combine our ride-sharing businesses in Russia and neighboring countries. This transaction became a testament to the technological strength of Yandex. The potential synergy effects from Yandex’s deep technological expertise and the global ride-sharing expertise of Uber will allow the combined company to become a regional leader on the ride-sharing market, offering better quality service to our riders, drivers and cities. As of December 2017, the combined company operated in 168 cities with 100,000+ population and in 56 cities with population of 50,000+ across Russia, Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan and Moldova.

Having received all necessary regulatory approvals, Yandex.Taxi and Uber completed the combination of their ride-sharing businesses on February 7, 2018. Uber invested $225 million and Yandex invested $100 million in cash in the combined company, the combined business had more than $400 million in cash on hand at closing, with a combined company valuation in excess of $3.8 billion on a post money basis. The combined company is held approximately 59.3% by Yandex, 36.9% by Uber, and 3.8% by employees of the group on a fully diluted basis.

Tigran Khudaverdyan, ex-CEO of Yandex.Taxi, became the CEO of the combined business. The combined company supervisory board consists of four designees of Yandex and three designees of Uber.

After the closing of the transaction, consumers will be able to use both Yandex.Taxi and Uber apps while the driver-side apps will be integrated, leading to shorter passenger wait times, increased driver utilization rates, and higher service reliability.

In late December 2017, Yandex acquired FoodFox, a leading player in food delivery service. In the second quarter of 2018, as part of the transaction between Yandex.Taxi and Uber, UberEATs will also be contributed to the combined company. In 2018 FoodFox and UberEATs will operate under the Yandex.EATs brand. We believe that food delivery has clear synergy with our ride-sharing operations.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel.

Auto.ru is our classifieds platform for used and new cars, commercial vehicles and spare parts. Our goal is to provide our users with the means to find the exact car they are looking for. We care about the quality of the cars advertised on our platform. Auto.ru runs certification centers for used cars, which allow sellers to have their cars inspected along up to 300 parameters; in 2017 we had a total of 5 certification centers in Moscow and St. Petersburg. Moreover, in Q4 2017 we added to the listings free vehicle history that allows to check all the information on vehicle operation, road accidents received from the government databases and other. In May 2017, Auto.ru launched an aggregator of auto service centers, which allows users to choose an appropriate autoservice for an appointment among 65,000 auto service centers available in Russia. In addition, Auto.ru keeps developing spare parts classifieds, which were launched in 2016.

Auto.ru continues strengthening its position in the markets. According to the third party advertising agency, working with dealerships, in December 2017, Auto.ru generated 71% of all calls from auto classifieds to dealers in Moscow and 60% in St. Petersburg. We continue growing our market share in the regions. In addition to organic growth, in 2017 we strengthened our competitive position through acquisitions, closing a deal with Hearst Shkulev Media, the largest media company in the Urals, for 30 auto classifieds domains in the regions, and signing a deal with 24auto.ru, the leading auto classified in Krasnoyarsk region.

We monetize Auto.ru through advertising, value added services (VAS) and listing fees for dealers and individuals selling more than one car per month.

Yandex.Realty is our real estate classifieds platform for private individuals and realtors. The service provides listings for both the sale and rental of apartments, rooms, houses and vacation homes. In 2015 we added the option to place listings for apartments in newly‑built or under‑construction apartment complexes in several cities, including Moscow, St. Petersburg, Ekaterinburg and other cities.

Yandex.Jobs, our service for job seekers, was launched in 2010 and underwent a complete redesign in 2015, with the new version initially launched as a mobile app for Android and iOS. The focus of the new version is on blue collar and service industry jobs. Job search is highly simplified and users can call the potential employer directly from the app. The service aggregates vacancies from a number of partners.

Yandex.Travel is our tour aggregator service. Starting from 2018, Yandex.Tarvel became a part of Search and Portal segment.

Experiments

Aside from our core business and our separate business units, we have a number of divisions that we currently consider to be experimental in nature. We believe that some of them have a good chance of transforming into separate business units in the future.

Media Services

Our Media Services provides our users with streaming audio, video and other entertainment data. Media Services includes our entertainment services – Yandex.Music, KinoPoisk, Yandex.Afisha and Yandex.TV Program – with the monthly audience over 50 million people. Combining Yandex’s recommendation technologies along with the professional content, Media Services offers its users various interesting entertainment options. We monetize Media Services through online advertising and transaction revenues, including music subscriptions and event tickets sales. Beginning with Q1 2018, we will report Media Services as a separate segment.

Media Services’s constituents:

•

Yandex.Music is our music streaming service, offering users millions of tracks and facilitating new music discovery with its recommendation tools and Radio feature. Yandex.Music has a free web version and mobile app and is offered as both Yandex’s own service and as a white label product for mobile operators. According to AppAnnie, in 2017 Yandex.Music became the top non-game mobile app by revenue in Russia.

•

KinoPoisk is the largest Russian language source for movies, TV series, celebrity content and entertainment news, providing users with critic and user reviews and ratings, personalized recommendations, local movie showtimes, ticketing, and many other services. KinoPoisk also features its own video platform, allowing users to watch movies online. Further expansion of our licenced content library and distribution of video platform is one of our strategic focuses.

•

Yandex.Afisha (“playbill”) allows users to select entertainment from a wide variety of options. The service provides an opportunity to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently active in over 180 cities across Russia.

•	Yandex.TV Program is a service providing users with an up to date schedule of broadcast, cable and digital TV channels as well as an option to view certain TV channels online.

Yandex Data Factory

Yandex Data Factory (YDF) is aimed at developing big data analytics solutions for companies in finance, retail, telecom, manufacturing, healthcare and other industries. Our YDF team consists of machine learning and data analytics experts who use data science to improve businesses’ operations, revenues and profitability.

Discovery Products

Yandex Zen is a personal recommendation service. Analyzing what a particular user reads on the internet, Zen selects news, videos, images, blog entries, and other internet postings that may be relevant to the user. The service uses Yandex's global search index and AI technology. Yandex.Zen is available on Yandex Home Page and Yandex search app, in addition to Yandex Browser and Yandex Launcher. In September 2017, we launched a standalone Zen app on Android.

In May 2017, we allowed publishers to create and distribute content exclusively through Yandex.Zen so they can create their own channels with text, video and advertisements and run experiments with mobile formats directly. Also, we gave publishers an ability to monetize their channels through online advertising and through users’ donations. To enable publishers to enrich their content and help increase user engagement, in October 2017 we launched a new publisher format available on mobile devices called “Narratives”, which is a set of screens combining text, video, images and GIFs that can be swiped through.

In 2017 Zen generated more traffic to third party websites than any social network in Russia. In December 2017 Zen reached 10 million daily active users.

Yandex Launcher is our take on the Android interface, allowing users to adapt their Android phones to fit their style and fill it with interesting content from all over the internet.

Search and Portal in Turkey

Yandex is also available in Turkey, providing users in this country with Yandex’s major products such as search, mail, maps, traffic, weather and browser. The main focus of our Turkish office is providing advertising services to local customers and promoting our core services, mainly search and geo‑informational services, for Turkish users.

Our Technology

Yandex is a technology company that pioneered machine learning, artificial intelligence and neural networks early on. This expertise uniquely positions us in the global technology arena, allows us to innovate in our local markets and to continuously improve our products and services based on complex, unique technologies that are not easily replicated.

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

Advertisers

Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium‑size enterprises purchase the bulk of our performance‑based advertising. No particular advertiser accounted for more than 1.2% of our total revenues in 2015, 2016 or 2017.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia, as well as Lucerne, Switzerland; Newburyport, Massachusetts, USA; Istanbul, Turkey; Shanghai, China; and Almaty, Kazakhstan. We attract advertising customers through both online and offline sales channels.

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

The Yandex ad network follows a similar model. Most of the websites in the network submit their applications through Yandex.Direct’s automated partner interface. Our direct sales force focuses on building relationships with our largest partners to help them get the most out of their relationship with us. We also have relationships with different advertising sales agencies placing online advertising.

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services. We also invest heavily into our separate business units, including E‑commerce, Taxi and Classifieds, to grow customer awareness, increase user base, increase usage in the existing markets and penetrate into other geographies.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Belarus, Kazakhstan and Turkey. We face competition from global players such as Google and local players such as Mail.ru Group, both of which offer proprietary search and other services.

We consider Google to be our primary competitor. In addition to its search solutions, Google offers online advertising, information and other search services similar to ours, including services similar to Yandex.Direct and other. We expect that Google will continue to use its brand recognition, financial and engineering resources to compete with us. In 2013 we entered into a partnership with Mail.ru Group pursuant to which Mail.ru Group uses the Yandex.Direct advertising system to power paid search results on its properties. Mail.ru Group offers many communication services, including Russia’s most popular webmail, social networking and messenger services. We compete with Mail.ru for advertising budgets that flow to Mail.ru’s social networks.

The following table presents a comparison of Russian search market share, according to Yandex.Radar (a search traffic and browser usage analytics tool based on Yandex.Metrica data), based on search traffic generated:

	2015	2016	2017
Yandex	57.3%	56.0%	55.1%
Google	34.5%	37.1%	39.6%
Mail.ru	5.0%	4.1%	3.4%

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

In certain vertical areas, in particular those in which our business units operate, we compete with niche services, including e‑commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. Our Yandex.Taxi service competes with Gett as well as a number of regional offline players across Russia. In addition, although Yandex.Taxi and Uber operate as a joint venture in Russia and neighboring countries, our Taxi business may also compete with Uber in jurisdictions outside the scope of our joint venture territory. Our e‑commerce services face competition from a number of local players acting as both merchants and marketplaces, Avito, which acts as a marketplace for merchants and private individuals, Youla, and a number of international players popular with Russian users, especially those from China such as AliExpress. Our Classifieds services compete with Avito in most areas as well as a number of players present in specific industries such as CIAN in real estate and Drom.ru in automobile sales.Our food delivery business Yandex.EATs competes with Delivery Club, owned by Mail.ru.

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

We also run our own educational programs. The Yandex School of Data Analysis, offering free courses for university graduates and graduate students, has been running since 2007. The school trains specialists in data processing, data analysis and fact extraction in 5 Russian cities and in Minsk, Belarus. The school’s graduates create a global alumni network advancing machine learning in academia and private IT sector. Yandex also has schools for project managers, user interface developers, designers and other specialists in IT.

In 2016 with the support of regional governments and ministries overseeing education and IT, we launched a project to teach programming to school children called Yandex.Lyceum which is now offered in 19 cities in Russia and 2 cities in Kazakhstan.

We value education and are glad to open new educational opportunities supported with our technologies. In June 2017, Yandex partnered with Prosveshcheniye, known as Russia’s largest educational publisher, to develop a digital education platform for Russian schools. The pilot project was launched in schools in 5 regions.

In addition to educational services, Yandex and Coursera, the online education platform, launched several Specializations and Courses written by Yandex’s employees for people who are eager to expand their knowledge in a certain field of IT.

In October 2017, we introduced a new service called Yandex.Atlas, which provides students and their parents with information about the pass rates of Russian universities in previous years. The project is aimed to help children and their parents with choosing an appropriate university in accordance with their requirements and opportunities.

Yandex and the Higher School of Economics run the Faculty of Computer Science for which we created an educational programme. We also partner with other leading research centers and universities, including the Moscow Institute of Physics and Technology, Saint Petersburg State University and the Belarusian State University. We sponsor a number of school contests in computer programming, mathematics and linguistics, and run a programming competition, Yandex.Algorithm, on annual basis challenging competitive coders and advance the machine learning community across the world.

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

Our total headcount increased from 6,271 at December 31, 2016 to 7,445 at December 31, 2017. As of December 31, 2017, we had 4,290 employees related to the product development cost category, 2,716 employees related to sales, general and administration, and 439 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group‑wide IP protection strategy in selected jurisdictions. We have filed more than 600 patent applications to date, of which more than 200 have resulted in issued patents. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom‑to‑operate analyses and patentability searches.

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

Facilities

Our principal operating subsidiary currently leases a total of approximately 60,000 square meters in a single location in central Moscow that serves as our group’s headquarters. We also lease additional office space of approximately 14,000 square meters of office space in a business center in central Moscow, which houses some of our divisions. We or our operating subsidiaries also lease or own office space in a number of other cities in Russia. We also lease offices in Newburyport, Massachusetts; Istanbul, Turkey; Lucerne, Switzerland; Minsk, Belarus; Berlin, Germany; Schiphol, The Netherlands; Shanghai, China; Almaty, Kazakhstan, and other locations. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We have points of presence in a number of cities in Russia and elsewhere. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost‑effective manner of delivering reliable services to our users.

Government Regulation

We are subject to an extensive and constantly evolving legal framework in Russia and other jurisdictions applicable to the internet business. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia and other countries where we operate which, in the event of adoption, might require us to make substantial adjustments to our business practices. Due to changing interpretations of laws and regulations, we could also be subject to laws and regulations to which we are not currently subject and which could materially affect our operations.  We have not summarized laws and regulations to which we do not believe we are currently subject.

Advertising Regulation

The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38-FZ “On Advertising,” dated March 13, 2006 (as amended) (the “Russian Advertising Law”). The Russian Advertising Law prohibits advertisements for certain regulated products and services without the required certification, licensing or approval. For example, advertisements for products such as pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. Additionally, Russian law contains certain prohibitions regarding the advertising of alcohol, tobacco and medical services. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients. In some cases, violation of these Russian laws can lead to civil action by third parties who suffer damages, or administrative penalties imposed by FAS. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer.

We seek to comply with all advertising laws and regulations. At the same time, the application of the advertising laws, in particular in relation to products or services requiring certification, licensing or approval, can be ambiguous and inconsistent. The application of these laws in an unanticipated manner, or the failure of our compliance efforts, may expose us to substantial liability as distributors of advertising and may restrict our ability to provide some of our services.Other laws or interpretations of laws, including those of foreign jurisdictions, may also restrict advertising and negatively impact our business. For example, some French courts have interpreted French trademark laws in ways that would limit the ability of competitors to advertise in connection with generic keywords. Adoption of similar interpretations by Russian or other national courts may adversely affect our business. In addition, Russian law does not specifically regulate behavioral targeting in relation to advertising, which is a standard tool widely used in the online business. Any future interpretation of Russian law affecting the regulation of behavioral targeting could have a negative impact on our business.

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

Under Russian law, we have exclusive rights to trade secrets (know-how) only if we have complied with a legal requirement to introduce reasonable measures to maintain confidentiality of our trade secrets, which measures may be burdensome and formalistic to implement. As we rely extensively in our operations on the protection afforded to trade secrets, we have implemented a set of measures required by Russian law in order to protect these trade secrets (know-how). However, there is a risk that our measures will be deemed insufficient and, as a result, we will fail to acquire rights to these trade secrets under Russian law.

One of the known problems and risks in Russian business practice relates to acquiring exclusive rights to works for hire and patentable results from employees. As a rule, the exclusive rights to works for hire and patentable results are assigned to the employer if the intellectual property is made during the course of employment.  However, there are often uncertainties and disputes around the scope of such assignments. In case of employment disputes, Russian courts are often inclined to follow an overly formalistic approach and may take a pro-employee position in the event of uncertainty in a dispute of this nature.

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

Russian law contains provisions aimed at establishing a framework for limitation of liability of online service providers for the information communicated by third parties over such providers’ networks. Substantial ambiguity remains in Russian law around the scope and protection of such limitation of liability.  In particular, there is little clarity on the limitation of liability with respect to types of online service providers other than providers transmitting information and hosting providers (such as those caching data or providing information location tools). Because the law has not been given detailed binding interpretation, our exposure to liability will depend significantly on the interpretation of these provisions by the courts and officials.

The Russian Civil Code also imposes strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It is unclear how these provisions apply to online service providers.

Russian law establishes a system for the blocking of websites on the internet that make available specific categories of illegal information related to child pornography, suicide or drug use as well as other restricted information. Current law also permits the blocking of websites for violation of data protection, copyright and related rights. The procedure for deleting such information is complex and strictly enforced and the failure to follow such procedures leads to the blocking of the applicable website by all Russian internet service providers and telecommunication service operators.

Other legislation is currently in place in Russia that allows blocking of websites that contain extremist information (including containing calls for mass rioting, extremist activity and participation in mass assemblies conducted in violation of established procedure) at the request of certain governmental authorities without prior notification. Only a subsequent post-blocking notification to the relevant website owner or hosting provider is required. The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded by government authorities depending on circumstances. We may find ourselves subject to such blocking if government authorities interpret information provided by our services as violating these rules and we may be unable to prevent this blocking of our services.

Russian law also restricts the circulation of certain identified categories of publicly available and distributed information that may be harmful for minors. In particular, there is a requirement to take administrative and technical measures to prevent dissemination of restricted information. In addition, the circulation of information products must be accompanied by a relevant mark identifying the age restriction category of information.

This legislation, as well any similar additional regulations, and the interpretation of such legislation and regulations may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to on our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation and business.”

Laws and Regulations Applicable to Yandex.Money

Our Yandex.Money joint venture with Sberbank is subject to laws and regulations specifically applicable to electronic payments and encrypted information. Under the regulations governing electronic payment systems, payments with digital money fall into the sphere of banking activities and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions, however, have to be performed by a credit organization supervised by the Central Bank of Russia. To comply with this law, our Yandex.Money joint venture established a non-banking credit organization subsidiary, which obtained the required license from the Central Bank of Russia. All necessary contractual obligations of PS Yandex.Money LLC have been transferred to its non-banking credit organization subsidiary.

Under Russian law, a variety of activities related to encryption require a special permit (license) granted by the Federal Security Service (the “FSS”) subject to the applicant’s continued compliance with a number of licensing requirements, including the requirement to use only certified encryption means and equipment and to ensure timely extension of such certification when its terms expire.

Our Yandex.Money joint venture with Sberbank uses encryption algorithms for the protection of transfers performed by its customers and may be required to obtain additional licenses for their use. The requirements for the grant and maintenance of licenses for the use of encryption algorithms are very broad and unclear, leaving the regulator with much discretion in applying and enforcing the applicable laws. See also “Risk Factors—Because the range of the services we provide is increasing and the legal framework governing internet services and e-commerce in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.”

As a holder of an encryption license, Yandex.Money is subject to Russia’s Strategic Companies Law which restricts the acquisition of voting shares or participation interests and establishment of control by foreign legal entities and individuals, as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. According to the amendments to this law and to the Foreign Investment Law that came into force in July 2017, Russian citizens who also have any other citizenship as well as Russian companies that are controlled by foreign investors are now also considered to be foreign investors. In addition, the Chairman of the Government Commission on Control over Foreign Investments in the Russian Federation is now granted the right to decide that approval is required with respect to any transaction by any foreign investor with regard to any Russian company for the purpose of ensuring national defense and state security. Upon receipt of such a decision from the Government Commission, FAS has three days to notify the foreign investor about the need to receive approval for a prospective transaction. Furthermore, the Government Commission may now impose additional obligations on foreign investors outside of the limited list provided in Article 12 of the Strategic Investments Law as a condition of a transaction approval.

While we are currently in compliance with the Strategic Companies Law, the Strategic Companies Law may prevent our Yandex.Money joint venture from pursuing strategic transactions which could further grow the Yandex.Money business.

Mass Media Regulation

Russian law requires certain parties that disseminate news and similar mass communications and information to be registered with the appropriate Russian governmental body, Roscomnadzor, and to comply with restrictions regarding the distributed content. The law currently permits electronic network publications (websites) to register as mass media. As registration under this amendment is voluntary, we elected not to register our online properties as mass media. See “Risk Factors—Because the range of the services we provide is increasing and the legal framework governing internet services and e-commerce in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.”

Since 2016, Russian law imposes a limit on non-Russian ownership and control, direct or indirect, of Russian mass media of no more than 20%. Accordingly, if our core business were to be required to register as a mass media, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also “Risk Factors—Existing restrictions on foreign ownership may prevent a takeover of our company by a non-Russian party. If the Russian government were to apply existing limitations on foreign ownership to our business, or specifically impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares.”

Privacy and Personal Data Protection Regulation

We are subject to Russian and foreign laws regarding privacy and the protection of our users’ personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the adoption and interpretation of data protection laws, and their application to internet operations, are often unclear, difficult to predict and are in a constant state of development. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to webpages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who from January 2016 have been able to apply for the removal of search results that link to inaccurate or irrelevant information about them. In addition, in May, 2018 the General Data Protection Regulation (the GDPR) comes into force in the EU and its provisions may contradict national data privacy regulations in some countries where we operate. In those cases we will have to compare the liability under the GDPR and national laws to decide, with which regulation to comply.

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

We, like our peers, seek this consent from our users by asking them to click on a button or select a check-box in appropriate circumstances prior to commencement of the account registration process indicating the user’s consent to our collection, use, storage and processing of personal data. Furthermore, most of our services do not require the creation of an account prior to their use and we collect only limited information in these circumstances. In particular, we place cookies and use other widespread technologies that assist us in improving user experience of our products and services and ultimately benefit both our users and advertisers to the extent that we use a certain part of this collected information for behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users’ privacy and data may result in a decrease of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

Russian legislation also regulates “organizers of information distribution”. Organizers of information distribution must retain a broad range of data relating to and generated by users for a period of time, and provide such data to security and investigation authorities at their request. Organizers of information distribution that use encryption when delivering or processing electronic messages have to provide the security authorities with information necessary for decoding the delivered or processed messages. If an organizer of information distribution fails to comply with the above requirements, the Russian authorities can prescribe the blocking of access to the services of such organizer of information distribution.

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

Antimonopoly Regulation

Russian law grants to FAS as the antimonopoly regulator wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We may be considered to possess a substantial market share in the online advertising market; however, we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize online advertising as a separate market, and could identify dominant players and impose conduct limitations and other restrictions.

In addition, FAS is currently developing the “fifth antimonopoly package” – the amendments to the existing antimonopoly legislation in the sphere of digital markets and IP. The new legislation may have a far-reaching impact on our business, which is difficult to estimate at present time.

Taxation Regulation

Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not fully developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code’s provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change. See “Risk Factors—Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.” In addition, there is an uncertainty regarding the taxation of our service Yandex.Music. The business activity of this service can be either determined as providing services (which falls under VAT taxation) or licensing (which is exempted from VAT taxation).

Securities Regulation

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market and in June 2014 were admitted to trading on Moscow Exchange; therefore we are required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

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

Advertising revenues accounted for 97.4%, 95.6% and 93.0% of our total revenues in 2015, 2016 and 2017, respectively. Our advertising revenues consist of fees charged to advertisers for serving online ads on our websites and those of our partners in the Yandex ad network. We place the significant majority of our performance‑based ads through Yandex.Direct and the remainder through Yandex.Market, our e‑commerce gateway service. We sell approximately half of our performance-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost‑per‑click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers’ ads. Our brand advertising is generally sold on a cost‑per‑thousand (CPM) impressions basis. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. Our Yandex.Market service is priced on a CPC basis, similar to Yandex.Direct. Yandex.Market also operates on a take-rate-based model. In September 2016 we started to actively switch certain goods’ categories in several regions to the take-rate-based model as we consider it beneficial to both merchants and consumers.

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

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No individual advertiser accounted for more than 1.2% of our total revenues in 2015, 2016 or 2017. On a geographical basis, we generated more than 91% of our total revenues in each of 2015, 2016 and 2017 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

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

Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. In 2015, 2016 and 2017, none of our ad network partners accounted for more than 10% of our total revenues. In 2017, Mail.ru Group continued to be our most significant ad network partner.

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

Segments

Starting 2015, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are now organized in the following operating segments:

•

Search and Portal, which includes all services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

•	E‑commerce (including the Yandex.Market service);
•	Taxi (including the Yandex.Taxi service, as well as Yandex.EATs, our food delivery business, which consists of FoodFox, acquired in December 2017);
•	Classifieds (including Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel); and
•	Experimental businesses, where we aim to prove new business models. These include:
•	Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program);
•	Yandex Data Factory;
•	Discovery Services (including Yandex Zen and Yandex Launcher); and
•	Search and Portal in Turkey.

Key Trends Impacting Our Results of Operations

Although the Russian economy stabilized to some extent in 2017, our results of operations have been impacted in recent periods by the macroeconomic environment in Russia, which has negatively affected our rate of revenue growth and our operating margins. The depreciation of the Russian ruble in 2015 increased the ruble amount of our U.S. dollar‑denominated expenses, including the rent on our Moscow headquarters and the acquisition of servers and networking equipment, and has generally increased the rate of inflation in Russia. In addition to the impact of the current macroeconomic environment, the trends described below are key drivers of our results of operations.

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

Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 26.0% in 2015 to 27.1% in 2016 and decreased to 25.5% in 2017. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will remain roughly flat in 2018. The margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile devices, including smartphones and tablets is growing more quickly than desktop queries. Queries from mobile devices still, however, represented only 36.2% of our total search queries and 29.0% of our search revenues for the year ended December 31, 2017. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins; however, we have seen some evidence that this growth may exert modest downward pressure on our revenues and operating margins in the future.

Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures decreased from RUB 13,045 million in 2015 to RUB 9,625 million in 2016, and increased to RUB 12,389 million in 2017. We spent approximately 81% of our total capital expenditures in 2017 on servers and data center expansion to support growth in our current operations. Our depreciation and amortization expense slightly decreased as a percentage of revenues from 13.0% in 2015 to 12.7% in 2016, and continued decreasing to 11.9% in 2017. We currently expect our capital expenditures in 2018 to be in mid-teens as a percentage of revenues. However, in case we consider any new project, which may require additional capital expenditures, our capital expenditures may increase as a percentage of our revenues in 2018.

To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2016 and 2017 on advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. A significant portion of our advertising and marketing expense in 2016 and 2017 relates to our efforts to promote primarily our Yandex.Taxi and our Search services, and to support our brand in Russia and the other markets in which we operate. In 2017 Yandex.Taxi added 97 cities with 100,000+ population and 38 cities with population of 50,000+. As of December 2017, the service was available in 167 cities with 100,000+ population, and in 56 cities with population of 50,000+ across Russia, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan and Moldova. Previously Yandex.Taxi reported that the service was operating in 46 cities across Russia, Georgia, Armenia, Kazakhstan, Belarus and Ukraine as of December 31, 2016, which primarily reflected the number of cities, where the number of rides exceeded 1,000 rides a week. We expect to continue to invest significantly in advertising and marketing. We currently expect our overall advertising and marketing costs in 2018 to remain roughly stable as a percentage of revenues in comparison to 2017 due to continuing investment to promote our services. This spending will not significantly impact our operating margin rate. However, we expect our operating margin to decrease as a percentage of revenues in the near term as a result of increasing share of business units as a percentage of total revenues, operating margins of which are lower compared with our core business.

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

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 12.9% and 5.4% in 2015 and 2016, respectively, and by 2.5% in 2017. The lower annual rate of inflation in 2016 and 2017 reflected the appreciation of the Russian ruble. We can provide no assurance that the annual rate of inflation will not increase significantly in 2018. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble‑denominated assets, such as cash, cash equivalents and term deposits.

Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Recent Acquisitions

RosTaxi

In January 2015, we bought the assets and assumed the liabilities of the RosTaxi (“RosTaxi”) business, which operates a taxi fleet management application. The agreement provides for cash consideration of up to RUB 500 million, including a deferred payment of up to RUB 380 million, subject to successful technical integration and client base transition, and contingent consideration of up to RUB 500 million payable in our ordinary shares on the third anniversary of the closing, depending on the number of qualifying taxi trips. During 2015, 2016, 2017 and in January 2018 deferred payments in the amount of RUB 50, RUB 65, RUB 195 and RUB 70 million, respectively, were paid. Contingent consideration depending on the number of qualifying taxi trips has been settled in full in February, 2018.

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

Shkulev

In June 2017, we completed the acquisition of assets and assumption of liabilities of Hearst Shkulev Digital LLC (“Shkulev”), one of the biggest regional auto classifieds with the leading position in Sverdlovsk and Chelyabinsk regions of the Russian Federation, for a cash consideration of RUB 401 million, including a contingent consideration of RUB 52 million, subject to successful technical integration and client base transition.

FoodFox

In December 2017, we completed the acquisition of a 100% ownership interest in Deloam Management Limited and its subsidiary (“FoodFox”). Foodfox is one of the leading food delivery operators in Moscow. The primary purpose of the acquisition of FoodFox was to enlarge the range of services provided by us. The fair value of consideration transferred totaled RUB 595 million and consisted of cash consideration of RUB 541 million and deferred consideration of RUB 54 million. The deferred consideration arrangement requires the Company to pay the additional cash consideration to FoodFox’s former shareholders and convertible debt holders, when certain legal conditions are being met within one-year period.

Other Acquisition in 2017

During the year ended December 31, 2017, we completed another acquisition for total consideration of approximately RUB 66 million.

Transaction with Uber

In February 2018, we and Uber International C.V. have completed the merger of Yandex.Taxi Holding B.V. and its subsidiaries and several Uber legal entities into a new private limited liability company MLU B.V., incorporated under the laws of the Netherlands. We and Uber have each contributed legal entities related to ride-sharing and food delivery businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus, Georgia,  Kyrgyzstan and Moldova, and $100.0 million (RUB 5,722 million as of the date of acquisition) and $225.0 million (RUB million 12,874 as of the date of acquisition) in cash, respectively.

A further description of the acquisitions and their accounting implications can be found in Notes 4 and 18 of our audited consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2015	2016	2017
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	28.1	26.0	25.5
Product development	22.5	20.8	19.9
Sales, general and administrative	19.4	23.6	28.8
Depreciation and amortization	13.0	12.7	11.9
Goodwill impairment	1.0	0.0	0.0
Total operating costs and expenses	84.0	83.1	86.1
Income from operations	16.0	16.9	13.9
Interest income	5.1	3.8	3.1
Interest expense	(2.2)	(1.6)	(1.0)
Other income/(loss), net	3.8	(4.5)	(1.6)
Income before income taxes	22.7	14.6	14.4
Provision for income taxes	6.5	5.7	5.2
Net income	16.2%	8.9%	9.2%

Our consolidated operating margin slightly increased from 16.0% in 2015 to 16.9% in 2016 and decreased to 13.9% in 2017. The decrease in 2017 compared with 2016 was primarily due to an increase in marketing and advertising expenses as a percentage of our total revenues, reflecting our efforts to promote our Yandex.Taxi and our Search services, and to support our brand in Russia and the other markets in which we operate. The slight increase in 2016 compared with 2015 was primarily due to a decrease in traffic acquisition costs paid to our partners in the Yandex ad network as a percentage of our total revenues as well as to a decrease in rent expenses attributable to our Moscow headquarters, which is U.S. dollar‑denominated, reflecting the Russian ruble appreciation, as well as absence of goodwill impairment recorded in 2016: partly offset by an increase in marketing and advertising expenses as a percentage of our total revenues, reflecting our efforts to promote our Yandex.Taxi, Yandex.Market and Yandex Browser and to support our brand in Russia and the other markets in which we operate.

The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB)
Revenues
Search and Portal	55,905	69,256	83,975
E‑commerce	3,400	4,718	4,968
Classifieds	894	1,304	2,082
Taxi	984	2,313	4,891
Experiments	441	830	1,658
Eliminations	(1,832)	(2,496)	(3,520)
Total revenues	59,792	75,925	94,054
Operating costs and expenses
Search and Portal	40,706	49,236	57,424
E‑commerce	1,776	3,355	3,412
Classifieds	764	1,378	1,997
Taxi	848	4,438	12,900
Experiments	3,850	3,012	3,626
Eliminations	(1,832)	(2,496)	(3,520)
Total operating costs and expenses	46,112	58,923	75,839
Adjusted operating income
Search and Portal	15,199	20,020	26,551
E‑commerce	1,624	1,363	1,556
Classifieds	130	(74)	85
Taxi	136	(2,125)	(8,009)
Experiments	(3,409)	(2,182)	(1,968)
Eliminations	—	—	—
Total adjusted operating income	13,680	17,002	18,215

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising. Operating costs and expenses of reportable segments exclude share‑based compensation expense, goodwill impairment, amortization of acquisition‑related intangible assets and compensation expense related to contingent consideration.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2015		2016		2017
	RUB	% of Revenues	RUB	% of Revenues	RUB	% of Revenues
	(in millions of RUB, except percentages)
Advertising revenues(1):
Yandex websites	43,099	72.1%	52,888	69.7%	65,149	69.3%
Yandex ad network websites	15,111	25.3	19,691	25.9	22,251	23.7
Total advertising revenues	58,210	97.4	72,579	95.6	87,400	93.0
Other revenues	1,582	2.6	3,346	4.4	6,654	7.0
Total revenues	59,792	100.0%	75,925	100.0%	94,054	100.0%

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

Advertising revenues.  Total advertising revenues increased by RUB 14,821 million, or 20.4%, from 2016 to 2017 and by RUB 14,369 million, or 24.7%, from 2015 to 2016. Advertising revenue growth over the periods under review resulted primarily from growth in sales of performance‑based online ads, driven by an increase in the number of paid clicks and an increase in average cost‑per‑click paid by our advertisers. We do not expect the rate of advertising revenue growth in 2018 to be higher than in 2017.

Paid clicks on our own websites together with those of our Yandex ad network partners increased 9% from 2016 to 2017 and 14% from 2015 to 2016. The average cost‑per‑click on our own websites together with those of our partners in the Yandex ad network increased 10% from 2016 to 2017 and 10% from 2015 to 2016.

During the periods under review, the year‑over‑year rates of change in paid clicks and average cost‑per‑click on a quarterly basis were as follows:

	Year-over-year	Year-over-year
	growth in paid	growth in
Quarter	сlicks, %	cost-per-click, %
First Quarter 2015	12	2
Second Quarter 2015	12	1
Third Quarter 2015	15	3
Fourth Quarter 2015	10	12
First Quarter 2016	18	12
Second Quarter 2016	13	14
Third Quarter 2016	12	10
Fourth Quarter 2016	12	8
First Quarter 2017	12	10
Second Quarter 2017	10	9
Third Quarter 2017	6	12
Fourth Quarter 2017	10	9

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

Other revenues.  Other revenues principally represent commissions for providing ride-sharing services related to our Yandex.Taxi service and Music subscription fee. For ride-sharing services provided to individual transportation services users, we are not a primary obligor and report only Yandex.Taxi’s commission fees as revenue. For services provided to corporate transportation services clients we act as the primary obligor and revenue and related costs are recorded on a gross basis. Other revenues increased by RUB 3,308 million or 98.9% from 2016 to 2017 and by RUB 1,764 million or 111.5% from 2015 to 2016. Other revenues doubled in each of the periods under review due to the development of paid non‑advertising services, particularly, our Yandex.Taxi service.

Revenues by reportable segment.  Our revenues attributable to the Search and Portal segment increased by RUB 14,719 million, or 21.3%, from 2016 to 2017 and by RUB 13,351 million, or 23.9%, from 2015 to 2016. The growth in this segment’s revenues is in line with the growth in our overall advertising revenues. Search and Portal revenues accounted for approximately 89.3% of total revenues in 2017, compared with 91.2% in 2016 and 93.5% in 2015.

Our revenues attributable to the E‑commerce segment increased by RUB 250 million, or 5.3%, from 2016 to 2017 and by RUB 1,318 million, or 38.8%, from 2015 to 2016. E‑commerce revenues accounted for approximately 5.3% of total revenues in 2017, compared with 6.2% in 2016 and 5.7% in 2015. The decrease of this segment’s share of total revenues in 2017 compared with 2016 and 2015 is primarily due to higher revenue growth in other reportable segments and decrease of advertising and marketing spend in E-commerce in 2017.

Our revenues attributable to the Classifieds segment increased by RUB 778 million, or 59.7%, from 2016 to 2017 and by RUB 410 million, or 45.9%, from 2015 to 2016. Classifieds revenues accounted for approximately 2.2% of total revenues in 2017, compared with 1.7% in 2016 and 1.5% in 2015. The increase of this segment’s share of total revenues in 2017 compared to 2016 is primarily due to rapid growth in its mature markets as well as in the regions, supported by our increased marketing spend in Classifieds in 2017.

Our revenues attributable to the Taxi segment increased by RUB 2,578 million, or 111.5%, from 2016 to 2017 and by RUB 1,329 million, or 135.1%, from 2015 to 2016. Taxi revenues accounted for approximately 5.2% of total revenues in 2017, compared with 3.0% in 2016 and 1.6% in 2015. The increase of this segment’s share of total revenues in 2016 and 2017 is primarily due to robust growth in the number of rides across our territories driven by aggressive investments in our existing markets as well as in geographical expansion.

Our revenues attributable to the Experiments category increased by RUB 828 million, or 99.8%, from 2016 to 2017 and by RUB 389 million, or 88.2%, from 2015 to 2016. Media Services represent the bulk of the Experiments revenue line and were the main driver for the revenue growth. Experiments revenues were primarily related to Media Services and increased to approximately 1.8% of total revenues in 2017, compared with 0.7% and 1.1% in 2015 and 2016 accordingly.

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

Cost of revenues.  Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our online ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue‑sharing arrangements. Some of our distribution partners are compensated on the basis of the number of installations of Yandex browser or search bars and applications.

The agreements with our distribution partners provide for payment of fees to them on a non‑refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 23% of our distribution costs in 2017, and 24% and 26% in 2015 and 2016 accordingly. The Opera agreement also provides for a 12‑month “revenue tail” period should that agreement be terminated.

Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	8,981	11,015	12,907
Traffic acquisition costs related to distribution partners	3,760	3,935	4,438
Total traffic acquisition costs	12,741	14,950	17,345
as a percentage of revenues	21.3%	19.7%	18.4%
Other cost of revenues	4,069	4,804	6,592
as a percentage of revenues	6.8%	6.3%	7.0%
Total cost of revenues	16,810	19,754	23,937
as a percentage of revenues	28.1%	26.0%	25.5%

Cost of revenues increased by RUB 4,183 million, or 21.2%, from 2016 to 2017, primarily due to a RUB 2,395 million increase in traffic acquisition costs, and by RUB 2,944 million, or 17.5%, from 2015 to 2016, primarily due to an increase of RUB 2,209 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUB 1,892 million from 2016 to 2017 and by RUB 2,034 million from 2015 to 2016, representing our Yandex ad network partners’ share in the increased amount of Yandex ad network revenue for the period, which increased by RUB 2,560 million from 2016 to 2017 and by 4,580 million from 2015 to 2016. Our network partner traffic acquisition costs as a percentage of network partner revenues increased to 58.0% in 2017 compared with 55.9% in 2016 and decreased compared with 59.4% in 2015. In addition, the amounts paid to our distribution partners increased by RUB 503 million from 2016 to 2017 and by RUB 175 million from 2015 to 2016 due to growth in our existing distribution relationships, as well as the additions of new distribution partners. As a percentage of total revenues, traffic acquisition costs decreased from 21.3% in 2015 to 19.7% in 2016 and to 18.4% in 2017, as a result of changes in the partner mix.

Other cost of revenues increased by RUB 1,788 million, or 37.2%, from 2016 to 2017, primarily due to an increase of taxi related costs (RUB 769 million of corporate taxi services and RUB 220 million of other outsourced services) and RUB 738 in content acquisition and costs for outsourced services for other reportable segments. The other factor of the increase is RUB 147 million in personnel costs other than share‑based compensation expense, partially offset by a decrease of RUB 64 million of rent and utilities costs related mainly to our allocable Moscow office rent and decrease of RUB 15 million in additional share‑based compensation expense.

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

The higher increase in personnel costs in 2017 compared to 2016 is primarily a result of an increase in our headcount in 2016 and 2017, that is allocated to cost of revenues, which increased from 418 as of December 31, 2015 to 467 as of December 31, 2016, but then slightly decreased to 439 closer to the end of the year 2017. The other factor of increase of personnel costs is increase of salaries in late 2016 and in the middle of 2017.

We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in traffic acquisition, content and data center costs, but will remain flat as a percentage of revenues in the near term. The primary drivers of increases in our future traffic acquisition costs are the increase of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website, partly offset by the change in the mix of Yandex ad network partners to partners with more favorable terms. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue‑sharing obligations or, alternatively, in less favorable revenue‑sharing arrangements as a result of increased competition for these arrangements with existing and potential new partners.

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

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Product development expenses	13,421	15,832	18,761
as a percentage of revenues	22.5%	20.8%	19.9%

Product development expenses increased by RUB 2,929 million, or 18.5%, from 2016 to 2017, and by RUB 2,411 million, or 18.0%, from 2015 to 2016. These increases were primarily due to increases in salaries in 2017 and 2016, as well as increases in share-based compensation expense. Development personnel headcount increased from 3,286 as of December 31, 2015 to 3,709 as of December 31, 2016, and to 4,290 as of December 31, 2017. As a percentage of revenues, product development expenses slightly decreased by 0.9% from 2016 to 2017 and decreased by

1.7% from 2015 to 2016 primarily reflecting the appreciation of the Russian ruble in 2016 and 2017 which resulted in slower growth in allocable Moscow office rent and utilities which are U.S. dollar denominated.

We anticipate that product development expenses will increase in absolute terms but will not change materially as a percentage of revenues in 2018.

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

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	11,601	17,885	27,081
as a percentage of revenues	19.4%	23.6%	28.8%

Sales, general and administrative expenses increased by RUB 9,196 million, or 51.4%, from 2016 to 2017 and by RUB 6,284 million, or 54.2%, from 2015 to 2016. The increase in 2017 compared to 2016 was primarily due to increases in advertising and marketing expenses, mainly in Russia, by RUB 5,923 million. Personnel expenses grew RUB 1,025 million in 2017 compared to 2016 and RUB 933 million in 2016 compared to 2015. The increase in personnel expenses in the later period resulted from an increase in sales, general and administrative headcount from 2,095 as of December 31, 2016 to 2,716 as of December 31, 2017, compared to 1,759 as of December 31, 2015.

Additional factors contributing to the overall increase from 2016 to 2017 were increases of RUB 547 million in share‑based compensation expense and RUB 273 million in recruiting and training services (which include training costs and related travel and lodging expenses, team-building and other events for staff, expenses on hires of new personnel, etc.) and business travel expenses, as well as of RUB 518 million in bank commission expenses mainly related to Yandex.Taxi and an increase by RUB 489 million in consulting and audit expenses, an increase of RUB 404 million in certain provisions related to Ukraine following the imposition of sanctions in May 2017 and RUB 233 million in other professional and outsourced services. These increases were partially compensated by a decrease of RUB 477 million of certain allowances we provided for in 2017 compared to 2016 due to VAT provision accrued in 2016 related to the results of prior years' tax audits.

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

We anticipate that our sales, general and administrative expenses in 2018 will continue to increase both in absolute terms and as a percentage of revenues in comparison to 2017, as we continue to invest in the promotion of our products and services, mainly related to Yandex.Market and our experiments.

Depreciation and amortization.  Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	7,791	9,607	11,239
as a percentage of revenues	13.0%	12.7%	11.9%

Depreciation and amortization expense increased by RUB 1,632 million, or 17.0%, from 2016 to 2017 and by RUB 1,816 million, or 23.3%, from 2015 to 2016. The increases in absolute terms for 2017 as compared to 2016 and for 2016 as compared to 2015 were primarily due to RUB 1,338 million and RUB 1,465 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUB 265 million and RUB 372 million increases, respectively, in amortization expense related to technologies and licenses not related to business acquisitions. The increases in depreciation and amortization expense in 2016 and 2017 were the result of our investments in servers and the launch of our new data center in Vladimir in 2017.

We anticipate that depreciation and amortization expense will increase in absolute terms as we continue to invest in our technology infrastructure and in business acquisitions, and slightly decrease as a percentage of revenues in the near term. Any depreciation of the Russian ruble may also result in a material increase in our capital expenditures and respective depreciation and amortization.

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

The following table presents our aggregate share‑based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Share‑based compensation expense	2,718	3,422	4,193
as a percentage of revenues	4.5%	4.5%	4.5%

Share‑based compensation expense increased by RUB 771 million, or 22.5%, from 2016 to 2017, because of new equity‑based awards granted in 2016 and 2017.

Share‑based compensation expense increased by RUB 704 million, or 25.9%, from 2015 to 2016, because of new equity‑based awards granted in 2015 and 2016.

The share‑based compensation expense for 2016 and 2017 includes RUB 260 million and RUB 267 million, respectively, related to Business Unit Equity Awards as described in Note 15 to our consolidated financial statements.

We anticipate that share‑based compensation expense will increase in absolute terms in the near term because of new equity‑based awards.

Goodwill impairment.

The goodwill impairment recorded in 2015 of RUB 576 million relates to KinoPoisk and was a result of our annual goodwill impairment test. The impairment was a result of a combination of factors, including adverse changes in the business climate in Russia subsequent to the acquisition, and higher than expected competition in the Russian online media services sector and the resulting decrease in the projected operating results. No further goodwill impairment was recorded in 2016 and 2017.

Operating costs and expenses by reportable segments. Our operating costs and expenses attributable to the Search and Portal segment increased by RUB 8,188 million, or 16.6%, from 2016 to 2017 and by RUB 8,531 million, or 21.0%, from 2015 to 2016. These increases were primarily due to increases in traffic acquisition costs, personnel expenses as well as advertising expenses and depreciation and amortization expense.

Our operating costs and expenses attributable to the E‑commerce segment increased by RUB 57 million, or 1.7%, from 2016 to 2017 and by RUB 1,579 million, or 88.9%, from 2015 to 2016. These increases were primarily due to increases in personnel expenses both in 2016 and 2017, and increase of advertising and marketing expenses in 2016.

Our operating costs and expenses attributable to the Classifieds segment increased by RUB 619 million, or 44.9%, from 2016 to 2017 and by RUB 614 million, or 80.4%, from 2015 to 2016. These increases were primarily due to increases in advertising and marketing expenses as we continue to invest in the development of the service, personnel expenses resulting from increases in salary over the periods and allocable office rent and utilities.

Our operating costs and expenses attributable to the Taxi segment increased by RUB 8,462 million, or 190.7%, from 2016 to 2017 and by RUB 3,590 million, or 423.3%, from 2015 to 2016. With respect to 2017 compared to 2016, the primary factor contributing to the overall increase was an increase of RUB 5,118 million in advertising and marketing expenses. With respect to 2016 compared to 2015, the primary factor contributing to the overall increase was an increase of RUB 2,854 million in advertising and marketing expenses. These increases were also due to increases in personnel expenses resulting from increases in headcount over the periods as we continue to invest in the development of the service. We anticipate that advertising and marketing expenses of the Taxi segment will increase in absolute terms but decrease as a percentage of revenues.

Our operating costs and expenses attributable to the Experiments category increased by RUB 614 million, or 20.4%, from 2016 to 2017, but decreased by RUB 838 million, or 21.8%, from 2015 to 2016. The increase in 2017 compared to 2016 was primarily due to increase of outsource, content and software expenses, personnel expenses and advertising and marketing expenses. With respect to 2016 compared to 2015, the overall decrease was primarily due to a decrease in overall expenses in Turkey in 2016, RUB 381 million of certain allowances provided for in 2015 but not in 2016, and a decrease of RUB 325 million in advertising and marketing expenses.

Interest Income

Interest income increased from RUB 2,863 million in 2016 to RUB 2,909 million in 2017, principally as a result of an increase of average interest rates of our USD-nominated investments and due to the increase of average maturities. Interest income in 2016 decreased from RUB 3,037 million in 2015 to RUB 2,863 million in 2016 principally as a result of a decrease of average interest rates on our investments.

Interest Expense

Interest expense decreased from RUB 1,208 million in 2016 to RUB 897 million in 2017 mostly due to decrease of amortization of debt discount related to our convertible notes by RUB 227 million. Interest expense in 2016 decreased from RUB 1,293 million in 2015 to RUB 1,208 million in 2016 mostly due to decrease of amortization of debt discount related to our convertible notes by RUB 52 million.

Other Income/(Loss), Net

Our other income/(loss), net primarily consists of foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non‑operating gains and losses, including gains from the sale of equity securities, gains and losses from repurchases of convertible notes and gains and losses from investments in equity securities.

The following table presents the components of our other income/(loss), net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Foreign exchange gains/(losses)	1,903	(3,834)	(1,784)
Gains from sale of equity securities	—	157	33
Gains/(losses) from repurchases of convertible debt	310	53	(6)
Other	46	229	291
Total other income/(loss), net	2,259	(3,395)	(1,466)
as a percentage of revenues	3.8%	(4.5)%	(1.6)%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statements of income. In 2015 because of the material depreciation of the ruble, we recorded in our Russian subsidiaries as other income, net foreign exchange gain of RUB 1,835 million, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. In 2016 and 2017 we recognized foreign exchange losses in our Russian subsidiaries in the amount of 3,710 and 1,683 million due to significant appreciation of the Russian ruble against the U.S. dollar. Although the U.S. dollar values of our U.S. dollar‑denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar‑denominated monetary assets.

In 2015, we repurchased $119.4 million in principal amount of our outstanding convertible notes for $102.3 million resulting in a gain of RUB 310 million. In 2016, we repurchased $87.4 million in principal amount of our outstanding convertible notes for $82.0 million resulting in a gain of RUB 53 million. In 2017, we repurchased $12.0 million in principal amount of our outstanding convertible notes for $11.6 million resulting in a loss of RUB 6 million.

Items recognized as “Other” in “Other income/(loss), net” include gains and losses from investments in equity securities, changes in the fair value of derivative instruments and other non‑operating gains and losses.

Provision for Income Taxes

The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in millions of RUB,
	except percentages)
Provision for income taxes	3,917	4,324	4,926
Effective tax rate	28.8%	38.9%	36.3%

Our provision for income taxes increased by RUB 602 million from 2016 to 2017 and increased by RUB 407 million from 2015 to 2016, primarily as a result of changes in taxable income.

Our effective tax rate decreased by 2.6 percentage points from 2016 to 2017. Our effective tax rate was lower in 2017 than in 2016 primarily due to the effects of certain provisions recognized in 2016 related to the results of prior years' tax audits, partly offset by an increase in share‑based compensation expense, which is non‑deductible. Adjusted for these effects and share‑based compensation expense, our effective tax rate would have been 24.3% and 23.4% in 2017 and 2016, respectively.

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

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2017. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

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

Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2016	2016	2016	2016	2017	2017	2017	2017
	(in millions of RUB)
Consolidated statements of income data:
Revenues	16,473	18,040	19,293	22,119	20,652	22,104	23,438	27,860
Operating costs and expenses:
Cost of revenues(1)	4,504	4,696	4,918	5,636	5,348	5,747	6,045	6,797
Product development(1)	3,877	3,794	3,858	4,303	4,518	4,473	4,569	5,201
Sales, general and administrative(1)	3,258	3,717	4,475	6,435	4,948	6,064	8,047	8,022
Depreciation and amortization	2,394	2,316	2,489	2,408	2,463	2,823	2,930	3,023
Total operating costs and expenses	14,033	14,523	15,740	18,782	17,277	19,107	21,591	23,043
Income from operations	2,440	3,517	3,553	3,337	3,375	2,997	1,847	4,817
Interest income	873	735	646	609	709	688	732	780
Interest expense	(350)	(298)	(295)	(265)	(228)	(217)	(226)	(226)
Other (loss)/income, net	(1,181)	(842)	(218)	(1,154)	(2,255)	1,389	(626)	26
Income before income taxes	1,782	3,112	3,686	2,527	1,601	4,857	1,727	5,397
Provision for income taxes	713	1,054	1,243	1,314	782	1,373	874	1,897
Net income	1,069	2,058	2,443	1,213	819	3,484	853	3,500
Net loss attributable to noncontrolling interests	—	—	—	15	16	30	48	26
Net income attributable to Yandex N.V.	1,069	2,058	2,443	1,228	835	3,514	901	3,526

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense.

	Quarter ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2016	2016	2016	2016	2017	2017	2017	2017
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	27.3	26.0	25.5	25.5	25.9	26.0	25.8	24.4
Product development(1)	23.6	21.1	20.0	19.4	21.9	20.2	19.5	18.6
Sales, general and administrative(1)	19.8	20.6	23.2	29.1	24.0	27.4	34.3	28.8
Depreciation and amortization	14.5	12.8	12.9	10.9	11.9	12.8	12.5	10.9
Total operating costs and expenses	85.2	80.5	81.6	84.9	83.7	86.4	92.1	82.7
Income from operations	14.8	19.5	18.4	15.1	16.3	13.6	7.9	17.3
Interest income	5.3	4.2	3.3	2.7	3.4	3.1	3.1	2.8
Interest expense	(2.1)	(1.7)	(1.5)	(1.2)	(1.0)	(1.0)	(0.9)	(0.8)
Other (loss)/income, net	(7.2)	(4.7)	(1.1)	(5.2)	(10.9)	6.3	(2.7)	0.1
Income before income taxes	10.8	17.3	19.1	11.4	7.8	22.0	7.4	19.4
Provision for income taxes	4.3	5.9	6.4	5.9	3.8	6.2	3.8	6.8
Net income	6.5	11.4	12.7	5.5	4.0	15.8	3.6	12.6
Net loss attributable to noncontrolling interests	—	—	—	0.1	0.1	0.1	0.2	0.1
Net income attributable to Yandex N.V.	6.5%	11.4%	12.7%	5.6%	4.1%	15.9%	3.8%	12.7%

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense.

Liquidity and Capital Resources

As of December 31, 2017, we had RUB 70,707 million ($1,227.6 million) in cash, cash equivalents and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less, short-term deposits consist of bank deposits with original maturities of more than three months but no more than one year and non-current term deposits are bank deposits with original maturities of more than one year. Our current investment policy permits us to hold up to 50% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars and, additionally, to accumulate U.S. dollars for repayment of our convertible debt in 2018. In order to achieve this split of our currency holdings, we convert a portion of the rubles received from operations, as well as from maturing deposits, into U.S. dollars. We maintain our U.S. dollar‑denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar‑denominated holdings as of December 31, 2017 accounted for approximately 59.6% of our cash, cash equivalents and term deposits.

 The net proceeds to us in December 2013 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $593.9 million; we also received net proceeds of $89.2 million related to the exercise of the underwriters’ over-allotment option in January 2014. From time to time, we repurchase and retire outstanding notes. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million. During 2017, we repurchased and retired an aggregate of $12.0 million principal amount of the outstanding notes for $11.6 million.

The notes are convertible into cash, our Class A shares or a combination of cash and Class A shares, at our election, under certain circumstances, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of certain events. A further description of the accounting treatment related to the notes can be found in Note 11 of our audited consolidated financial statements included elsewhere in this Annual Report. The net proceeds from convertible notes were received by our parent company, a Dutch holding company that generates no operating cash flow itself.

Other than the proceeds from our convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, unused vacation), deferred taxes and differences arising from the capitalization and depreciation of property and equipment and amortization of intangible assets. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2017 was approximately RUB 85,275 million ($1,480.5 million).

We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. We also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of our principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2017, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 58,795 million ($1,020.7 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 2,940 million ($51.0 million). See “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.”

As of December 31, 2017, we had no outstanding indebtedness other than the convertible notes due 2018. We do not currently maintain any line of credit or other similar source of liquidity.

Cash Flows

In summary, our cash flows were:

	Year ended December 31,
	2015*	2016*	2017
	(in millions of RUB)
Net cash provided by operating activities	19,375	25,286	23,772
Net cash used in investing activities	(11,734)	(13,106)	(7,788)
Net cash used in financing activities	(6,211)	(5,549)	(587)
Effect of exchange rate changes on cash	5,052	(3,449)	(976)

_________________________________________________________________________________

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

Cash provided by operating activities.  Cash provided by operating activities consists of net income adjusted for non‑cash items, including depreciation and amortization expense, amortization of debt discount and issuance costs, share‑based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, gains/(losses) from repurchases of convertible notes, gain from sale of equity securities, goodwill impairment and the effect of changes in working capital.

Cash provided by operating activities decreased by RUB 1,514 million from 2016 to 2017. This decrease was primarily due to a decrease of RUB 2,821 million in cash provided by changes in working capital partially offset by an increase in net cash from operations before changes in working capital of RUB 1,307 million. Cash used in working capital was RUB 978 million in 2017 and decreased between the periods primarily due to a significant increase in prepaid expenses and other assets in 2017 compared to 2016, principally arising from increases in funds receivable from payment processing systems and interest receivable accrued, as well as a decrease in accounts payable and accrued liabilities that were primarily related to tax provisions we accrued in 2016 as a result of prior years' tax audits.

Cash provided by operating activities increased by RUB 5,911 million from 2015 to 2016. This increase was primarily due to an increase in net cash from operations before changes in working capital of RUB 4,196 million and an increase of RUB 1,715 million in cash provided by changes in working capital. Cash provided by working capital was RUB 1,843 million in 2016 and increased between the periods primarily due to significant increases in accounts payable and accrued liabilities that were primarily related to tax provisions we accrued in 2016 as a result of prior years' tax audits.

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

Cash used in investing activities.

Cash used in investing activities in 2017 decreased by RUB 5,318 million compared to 2016 as a result of decreases in investments in term deposits (net of repayments) of RUB 4,632 million and in investments in debt securities (net of proceeds from maturities) of RUB 3,521 million, as well as decreases in loans granted of RUB 384 million and investments in non-marketable equity securities of RUB 300 million, which were partly compensated by increases in capital expenditures of RUB 2,764 million and in cash paid for acquisitions of new businesses of RUB 918 million.

Cash used in investing activities in 2016 increased by RUB 1,372 million compared to 2015 as a result of increases in investments in term deposits (net of repayments) of RUB 2,905 million and in investments in debt securities (net of proceeds from maturities) of RUB 1,496 million, as well as increases in loans granted of RUB 490 million and investments in non-marketable equity securities of RUB 381 million, which were partly compensated by decreases in capital expenditures of RUB 3,420 million and in cash paid for acquisitions of new businesses of RUB 398 million.

Our total capital expenditures were RUB 12,389 million in 2017 and RUB 9,625 million in 2016. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment. We also incurred significant capital expenditures in 2016 and 2017 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2018 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash used in financing activities.

For 2017, cash outflow from financing activities was RUB 587 million, reflecting RUB 668 million used to repurchase our outstanding convertible notes and RUB 195 million paid as contingent consideration, partly offset by proceeds of RUB 328 million from share option exercises.

For 2016, cash outflow from financing activities was RUB 5,549 million, reflecting RUB 5,397 million used to repurchase our outstanding convertible notes and RUB 680 million paid as contingent consideration, partly offset by proceeds of RUB 431 million from share option exercises.

Off‑Balance Sheet Items

We do not currently engage in off‑balance sheet financing arrangements, and do not have any material interest or obligation, including a contingent obligation, arising out of a variable interest, in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments due by period
			2019	2021
		Through	through	through
	Total	2018	2020	2022	Thereafter
	(in millions of RUB)
Short-term portion of long-term principal debt obligations	18,505	18,505	—	—	—
Interest payments	208	208	—	—	—
Long‑term operating lease obligations	17,514	4,926	10,005	2,583	—
Data centers related purchase obligations	496	493	3	—	—
Other purchase obligations	5,426	2,203	2,597	623	3
Payments related to business acquisitions	617	589	28	—	—
Total contractual obligations	42,766	26,924	12,633	3,206	3

The table above presents our long‑term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build‑outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services and obligations related to repayment of our convertible notes due 2018. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2017. All amounts shown include value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

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

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2017, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Doing Business and Investing in Russia and Other Countries in which We Operate—Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on our ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

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

We assess the carrying value of goodwill arising from business combinations on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include under‑performance of our reporting units compared with our internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. We generally measure the fair value of the reporting unit by considering discounted estimated future cash flows using an appropriate discount rate. Therefore, our judgment as to the future prospects of our business has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Share‑Based Compensation Expense

We estimate the fair value of share options and share appreciation rights (together, “Share‑Based Awards”) that are expected to vest using the Black‑Scholes‑Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight‑line method. We used the following assumptions in our option‑pricing model when valuing Share‑Based Awards for grants made in the year ended December 31, 2017:

Year ended December 31, 2017
Expected life of the awards (years)	7.19
Expected annual volatility	40%
Risk‑free interest rate	2.23%
Expected dividend yield	—

No share options grants were made for the years ended December 31, 2015 and 2016. No SARs grants were made for the years ended December 31, 2015, 2016 and 2017.

To determine the expected option term, we use the “simplified method” as allowed under the SEC’s accounting guidance, which represents the weighted‑average period during which our awards are expected to be outstanding.

With respect to price volatility, for 2017 grants we used historical volatility of our own shares.

We base the risk‑free interest rate on the U.S. Treasury yield curve in effect at the grant date.

We did not declare any external dividends with respect to 2015, 2016 or 2017 and do not have any plans to pay dividends in the near term. We therefore use an expected dividend yield of zero in our option pricing model for awards granted in the year ended December 31, 2017.

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

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents, term deposits and short‑term debt securities held in Russia amounted to RUB 32,953 million and RUB 34,827 million as of December 31, 2017 and 2016, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 4,888 million and RUB 4,424 million in 2017 and 2016, respectively.

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, as was customary in the Russian real estate market, the majority of our rent expenses, currently including the leases for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, can also be materially affected by changes in the dollar‑ruble and euro‑ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015, the ruble equivalents of these U.S. dollar‑denominated expenditures increase and negatively impact our net income and cash flows.

The leases of our Moscow headquarters currently entail outstanding commitments of approximately RUB 15,277 million as of December 31, 2017. The rent under the leases we entered into before 2017 is denominated in U.S. dollars, but payable in rubles at the then‑current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble. The landlord’s protection from U.S. dollar depreciation represents an embedded derivative that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re‑measure the fair value of this embedded derivative and record any change in fair value as foreign exchange gains or losses in the statements of income. We estimate the fair value of this derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2017, we would have recognized additional foreign exchange gains before tax of RUB 3 million in 2017. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2017, we would have recognized additional foreign exchange losses before tax of RUB 3 million in 2017. In March 2017, we designated a portion of our U.S. dollar-denominated term deposits with a third party bank as a hedging instrument to protect us from risk that our U.S. dollar-denominated Moscow headquarters rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. See Note 6 — “Derivative and non-derivative financial instruments” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non‑Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period‑end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2015,

2016 and 2017 are included as a foreign currency translation adjustment recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUB 8,291 million and RUB 5,955 million as of December 31, 2017 and 2016, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUB 1,338 million and RUB 828 million in 2017 and 2016, respectively.

Subsequent to December 31, 2017, the Russian ruble remained volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2017 was RUB 57.6002 to $1.00 and, during the period from December 31, 2017 to March 21, 2018, the exchange rate of the Russian ruble depreciated to RUB 57.7033 to $1.00. The lowest rate reached during this period was RUB 58.1718 to $1.00 as of February 10, 2018. The highest rate reached during this period was RUB 55.6717 to $1.00 as of February 28, 2018.

Interest Rate Risk

We had cash, cash equivalents and term deposits of RUB 70,707 million as of December 31, 2017. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents and term deposits as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

In December 2013, we issued and sold $600.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. In January 2014, we issued and sold an additional $90.0 million in aggregate principal amount of such notes. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million. During 2017, we repurchased and retired an aggregate of $12.0 million principal amount of the outstanding notes for $11.6 million. We carry the convertible notes at face value less unamortized discount and debt issuance costs on our balance sheet. The fair value of the notes changes when the market price of our shares or interest rates fluctuate.

Item 6.  Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	54	2020	2000	Executive Director and Chief Executive Officer
John Boynton	52	2018	2000	Chairman and Non-Executive Director
Esther Dyson	66	2018	2006	Non-Executive Director
Rogier Rijnja	55	2019	2013	Non-Executive Director
Charles Ryan	50	2019	2011	Non-Executive Director
Alexander Voloshin	62	2019	2010	Non-Executive Director
Herman Gref	54	2020	2014	Non-Executive Director
G. Gregory Abovsky	41	N/A	2014	Chief Financial Officer, Chief Operating Officer

Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Mr. Volozh left his position as CEO of CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

Mr. Boynton has been a non executive director since 2000 and has served as Chairman since 2016. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

Ms. Dyson has been a non‑executive director since 2006. Ms. Dyson is the executive founder of Way to Wellville, a US non‑profit dedicated to the production of health and the demonstration of its financial feasibility through a five‑community project. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start‑ups, and also sits on the board of Luxoft, another IT company of Russian origin. She started her career as a fact‑checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell‑side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/LiveJournal, and investments in the technology companies Epam, Ostrovok, Medesk, Fairwaves, TerraLink, UCMS and Zingaya. In the U.S., she sits on the boards of 23andMe, Wellpass and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), Postini (sold to Google), Square Trade and Apiary, among others. She is the author of “Release 2.0: A design for living in the digital age” (1997), which has been translated into 18 languages. She earned a B.A. in economics from Harvard University, and speaks Russian.

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

Mr. Ryan has been a non‑executive director since May 2011. A finance professional with 29 years of experience in both the Russian and international markets, Mr. Ryan co‑founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru‑Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG’s investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

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

Mr. Gref has been a non‑executive director since May 2014. Mr. Gref has served since 2007 as the Chief Executive Officer and Chairman of the Executive Board of Sberbank of Russia, one of the largest commercial banks in Russia. From 2000 to 2007, Mr. Gref served as the Minister for Economic Development of the Russian Federation and

has previously served in a number of government positions at the federal and regional levels in Russia. Mr. Gref holds a degree in law from Omsk State University, a Ph.D. in law from St Petersburg State University and a Ph.D. in economics from The Russian Presidential Academy of National Economy and Public Administration. Mr. Gref holds a Citation and Certificate of Honor from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal.

Mr. Abovsky was appointed Chief Operating Officer of Yandex in 2017 in addition to his role of Chief Financial Officer that he has been performing since 2014. Mr. Abovsky joined Yandex as Vice President of Investor Relations in January 2013, taking on the additional role of Vice President of Corporate Development in October 2013. Mr. Abovsky began his career in the investment banking division of Morgan Stanley, and has over 16 years of experience in a variety of finance and investment management roles in the media and technology sectors. Mr. Abovsky holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors.

The aggregate cash compensation paid or accrued in 2017 for members of our management team (a total of 14 persons), as a group, was RUB 378 million ($6.6 million).

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

In November 2016, our Compensation Committee and Board approved grants of additional 14,000 RSUs to the new chairman of the Board of Directors. The award vests over four years, with 25% vesting in June 2017 and the remainder vesting quarterly over the following three years.

In November 2016, our Compensation Committee and Board approved grants of 600,000 RSUs to our executive director. The award vests over four years, with 25% vesting in December 2018 and the remainder vesting quarterly over the following three years.

In May 2017, our Compensation Committee and Board approved grants of 125,000 RSUs to our non-executive directors. The awards vest over four years, with 25% vesting in April 2018 and the remainder vesting quarterly over the following three years.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Ms. Dyson. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20‑F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

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
•

meeting separately with the independent auditors to discuss critical accounting policies, observations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Rijnja (chairperson), Boynton and Ms. Dyson. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Boynton (chairperson), Rijnja and Volozh. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2015	2016	2017
Russia	4,970	5,877	7,166
Other	493	394	279
Total	5,463	6,271	7,445

	2015	2016	2017
Product development	3,286	3,709	4,290
Sales, general and administration	1,759	2,095	2,716
Cost of sales	418	467	439
Total	5,463	6,271	7,445

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of February 15, 2018. The percentage of beneficial ownership is based on 287,942,319 Class A shares and 39,254,658 Class B shares outstanding as of February 15, 2018. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as of February 15, 2018
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors and Senior Management:
Arkady Volozh(2)	397,088	*	33,459,684	85.24%	49.23%	10.35%
John Boynton(3)	102,816	*	0	—	*	*
Esther Dyson(4)	172,936	*	0	—	*	*
Rogier Rijnja(5)	11,664	*	0	—	*	*
Charles Ryan(6)	347,099	*	0	—	*	*
Alexander Voloshin(7)	65,022	*	0	—	*	*
Herman Gref(8)	9,660	*	0	—	*	*
G. Gregory Abovsky(9)	39,459	*	0	—	*	*
All current directors and senior management as a group (8 persons)(10)	1,145,744	0.40%	33,459,684	85.24%	49.34%	10.57%
Principal Shareholders:
Vladimir Ivanov	9,228,291	3.20%	3,318,884	8.45%	6.23%	3.83%
WCM Investment Management (11)	16,745,927	5.82%	0	—	2.46%	5.12%

Total shares held by directors, management and 5% holders	27,119,962	9.42%	36,778,568	93.69%	58.03%	19.53%

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

(2)

Includes (a) 205,000 Class A shares and (b) options to purchase 187,500 Class A shares and 4,588 vested restricted share units in respect of Class A shares. Excludes 416,875 options to purchase and restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(3)

Includes (a) 60,000 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 25,000 Class A shares held by the John W. Boynton Trust of 2006, and (c) 17,816 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 59,438 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(4)

Includes 12,936 vested restricted share units in respect of Class A shares. Excludes 25,000 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(5)

Includes 11,664 vested restricted share units in respect of Class A shares. Excludes 25,700 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(6)

Includes (a) 329,892 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly and (b) 17,207 vested restricted share units in respect of Class A shares. Excludes 25,938 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(7)

Includes (a) 15,022 vested restricted share units in respect of Class A shares, and (b) options to purchase 50,000 Class A shares that are exercisable within 60 days after February 15, 2018. Excludes 14,375 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(8)

Includes 9,660 vested restricted share units in respect of Class A shares.  Excludes 17,875 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2018.

(9)

Consists of 39,459 vested restricted share units that are exercisable within 60 days after February 15, 2018. Excludes 511,750 restricted share units that are not vested or exercisable within 60 days after February 15, 2018.

(10)

Includes options to purchase 237,500 Class A shares and 128,352 vested restricted share units that are exercisable within 60 days after February 15, 2018. Excludes 1,096,951 options to purchase Class A shares and restricted share units that are not vested or exercisable within 60 days after February 15, 2018.

(11)	The number of shares reported is based solely on the Schedule 13G/A filed by WCM Investment Management on February 14, 2018.

Holdings by U.S. Shareholders

As of February 15, 2018, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 99.49% of our outstanding Class A shares by number, which represented approximately 42.10% of our outstanding shares by voting power.

Related Party Transactions

Shareholders’ Agreement

Shareholders holding an aggregate of approximately 49 million Class A and Class B shares, representing approximately 56% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

Demand registration rights.  Shareholders party to the agreement together holding approximately 34 million Class A and Class B shares have the right to require that we register their securities for sale. Certain other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters’ discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F‑3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12‑month period.

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

Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013, we retained a noncontrolling interest and significant influence over Yandex.Money’s business. We continue to use Yandex.Money for payment processing and sublease to Yandex.Money part of our premises. The amount of revenues from subleasing and other services was RUB 106 million and RUB 86 million ($1.5 million) for the years ended December 31, 2016 and 2017, respectively. The amount of fees for online payment commissions was RUB 173 million and RUB 439 million ($7.6 million) for the years ended December 31, 2016 and 2017 respectively. As of December 31, 2016 and 2017, the amount of receivables related to payment processing was RUB 47 million and RUB 158 million ($2.7 million), respectively. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers.

Advisory Fees; Lending Arrangements

In December 2015, we engaged Sberbank CIB, an affiliate of Sberbank, as our financial advisor in connection with our proposed acquisition of a legal entity that will hold title to the office complex in central Moscow in which our Russian headquarters are located. Pursuant to this engagement, we have paid Sberbank CIB advisory fees of $0.2 million. On February 19, 2016, we entered into a framework agreement with Krasnaya Roza 1875 Limited, a Cypriot company, or KR 1875, for the acquisition of certain buildings in the Krasnaya Roza office complex in central Moscow, in which the Russian headquarters of the Yandex group are located (the “Framework Agreement”). On September 7, 2016, we opted to terminate the Framework Agreement because of changing market conditions. Yandex plans to remain at the Red Rose through the end of the lease term in 2021 but may consider other options for when the lease term expires

Internet-acquiring agreement with Sberbank

In October 2017 the Company entered into new internet-acquiring agreement with Sberbank. The amount of fees was RUB 45 ($0.8) for the year ended December 31, 2017.

Loans granted to related parties

In 2017, we had loans outstanding in the aggregate principal amount of RUB 173 million ($3.0 million) to the CEOs of our business units, principally in connection with their purchase of equity interests in those subsidiaries, and to certain senior employees. The interest rate on the loans is up to 8% per annum and they mature in 2019-2022.

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

	High		Low
Annual Highs and Lows	$		$
2017		35.00		20.43
2016		23.41		11.80
2015		20.90		10.18
2014		44.22		16.82
2013		43.15		20.07
Quarterly Highs and Lows
First Quarter 2018 (through March 21)		43.75		33.64
Fourth Quarter 2017		35.00		30.77
Third Quarter 2017		33.20		25.97
Second Quarter 2017		28.99		21.67
First Quarter 2017		24.66		20.43
Fourth Quarter 2016		22.13		17.61
Third Quarter 2016		23.41		20.31
Second Quarter 2016		23.08		15.05
First Quarter 2016		15.41		11.80
Monthly Highs and Lows
March 2018 (through March 21)		43.75		40.13
February 2018		43.49		35.20
January 2018		39.19		33.64
December 2017		33.29		31.44
November 2017		35.00		30.99
October 2017		34.18		30.77
September 2017		33.20		31.71

On March 21, 2018, the closing sale price per share on the NASDAQ Global Select Market was $43.21.

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

	High	Low
	RUB	RUB
Annual Highs and Lows
2017	2,038.00	1,239.00
2016	1,506.00	912.50
2015	1,177.00	694.00
2014 (from July 1)	1,283.00	991.00
Quarterly Highs and Lows
First Quarter 2018 (through March 21)	2,497.50	1,942.50
Fourth Quarter 2017	2,038.00	1,796.00
Third Quarter 2017	1,922.00	1,558.50
Second Quarter 2017	1,619.00	1,239.00
First Quarter 2017	1,425.00	1,239.00
Fourth Quarter 2016	1,376.50	1,150.00
Third Quarter 2016	1,506.00	1,319.50
Monthly Highs and Lows
March 2018 (through March 21)	2,497.50	2,280.50
February 2018	2,473.50	2,054.50
January 2018	2,197.50	1,942.50
December 2017	1,997.50	1,832.00
November 2017	2,038.00	1,856.50
October 2017	1,961.00	1,796.00
September 2017	1,922.00	1,820.00

On March 21, 2018, the closing sale price per share on Moscow Exchange was RUB 2,497.50.

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

In 2014, 2015, 2016 and 2017, we repurchased an aggregate of $368.73 million principal amount of the convertible notes for an aggregate of $327.1 million in the open market.

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

Yandex.Taxi joint venture with Uber

Contribution Agreement with respect to Yandex.Taxi

On July 13, 2017, we entered into a Contribution Agreement (the “Contribution Agreement”) with Uber International C.V. (“Uber”), a wholly owned subsidiary of Uber Technologies, Inc., to combine Yandex.Taxi and the ride-sharing, food delivery and related logistics businesses of Uber in Russia and neighboring countries. On February 7, 2018, the transaction contemplated by the Contribution Agreement closed.

As of December 2017 the combined business operated in Russia, Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan and Moldova.

Pursuant to the Contribution Agreement, the parties contributed their respective businesses within the territories to a newly formed Dutch company, MLU B.V. (“MLU”).  In addition, Yandex contributed $100 million in cash and Uber contributed $225 million in cash to MLU at closing.  Further, Yandex sold Uber an additional 2% stake in MLU in exchange for shares of Class A common stock of Uber.  Following closing, MLU is owned approximately 59,3% by Yandex, 36,9% by Uber, and 3,8% by employees, on a fully diluted basis.

The Contribution Agreement contains warranties, indemnities and covenants customary for a joint venture combination of this nature.

Both parties have licensed their respective brands to MLU for use in the territories.  In addition, Yandex licensed its core maps, location-based services and related technology to MLU.  The MLU business will operate on the existing Yandex.Taxi technology platform, following a transitional period during which riders will be able to use both Yandex and Uber rider-side apps, while the driver-side apps are being integrated.  Uber and MLU have also entered into an agreement to enable their respective riders to roam onto the two companies’ apps when traveling in their respective territories.

Uber granted Yandex a right to require Uber to repurchase the Uber Class A shares received by Yandex in respect of the secondary sale described above, and Uber has a right to require Yandex to sell such Uber shares back to Uber during such period, in each case at an agreed valuation and during an agreed time period.

At closing and in connection with the Contribution Agreement, Yandex and Uber entered into a deed of covenant, pursuant to which each agreed to accept certain restrictive covenants towards MLU in the ride-sharing, food delivery, and related logistics business in the territories for an agreed period, as well as certain non-solicitation restrictions with respect to employees of MLU.

Shareholders Agreement with respect to Yandex.Taxi

On February 7, 2018, Yandex and Uber entered into a shareholders agreement (the “Shareholders Agreement”) in respect of the governance and operation of MLU.  Pursuant to the Shareholders Agreement, Yandex has the right to appoint a majority of the members of the supervisory board of MLU.  As a significant minority shareholder, Uber has protective rights customary for a joint venture of this nature. Both parties have agreed to customary restrictions on transfer of their shares in MLU, as well as customary rights of first refusal, tag-along, drag along and public offering registration rights.

Yandex.Market joint venture with Sberbank

Subscription Agreement with respect to Yandex.Market

On December 12, 2017, we and our wholly owned subsidiary Yandex.Market B.V. entered into a subscription agreement (the “Subscription Agreement”) with Public Joint Stock Company “Sberbank of Russia” (“Sberbank”).

Pursuant to the Subscription Agreement, an affiliate of Sberbank will subscribe for new ordinary shares of Yandex.Market for 30 billion rubles (approximately $500 million as of signing).  Immediately following the closing of the transaction, Yandex and Sberbank will each own approximately 45% of the issued shares in the capital of Yandex.Market (on a fully diluted basis); 10% will be held by an equity incentive foundation to facilitate current and future equity ownership by management and employees of Yandex.Market. The Subscription Agreement contains warranties, indemnities and covenants customary for a transaction of this nature.

Yandex.Market will engage in e-commerce, with a core focus on a B2C online retail marketplace.  In the Russian Federation, other CIS states, Baltics states and Georgia, the principal shareholders will engage in the core business solely through Yandex.Market.

We will continue to provide to Yandex.Market the rights to use the Yandex.Market brand, as well as technology, promotion and related services, all of which on arms’ length terms.  Sberbank or its affiliates will enter into an agreement with Yandex.Market to provide promotion and related services on arms’ length terms.

Shareholders Agreement with respect to Yandex.Market

At the closing of the Yandex.Market joint venture described above, we, Sberbank and Yandex.Market, among others, will enter into a shareholders’ agreement (the “Shareholders’ Agreement”) in respect of the governance and operation of Yandex.Market.  Pursuant to the Shareholders’ Agreement, the board of directors of Yandex.Market will have seven members:  three will be appointed by Yandex (one of whom will be independent of Yandex); three will be appointed by Sberbank (one of whom will be independent of Sberbank); and the fourth will initially be the Chief Executive Officer of Yandex.Market. Each principal shareholder will have protective rights customary for a joint venture of this nature. Both parties will agree to customary restrictions on transfer of their shares in Yandex.Market, as well as customary rights of first refusal, tag-along, drag along and public offering initiation. Yandex and Sberbank will also agree to certain restrictive covenants in the exclusive territories, as well as certain non-solicitation restrictions with respect to employees of Yandex.Market.

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

Item 15.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2017. The term “disclosure controls and procedures,” as defined in Rules 13a 15(e) and 15d 15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2017, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a 15(f) and 15d 15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2017. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2017, our internal control over financial reporting was effective.

No change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by JSC KPMG, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Yandex N.V. and subsidiaries’ (together, the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2017, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 27, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ JSC “KPMG”

Moscow, Russia

March 27, 2018

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

Item 16C.  Principal Accountant Fees and Services.

The following table summarizes the fees of ZAO Deloitte & Touche, our predecessor independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years:

	2016	2017
	(RUB in million)
Audit Fees(1)	47.0	32.2
Audit Related Fees(2)	0.2	0.4
Tax Fees(3)	5.7	2.0
All Other Fees	—	—
Total Fees	52.9	34.6

The following table summarizes the fees of JSC KPMG, our independent registered public accounting firm, or its affiliates billed to us for 2017 fiscal year:

	2016	2017
	(RUB in million)
Audit Fees(1)	—	18.1
Audit Related Fees(2)	—	—
Tax Fees(3)	—	1.8
All Other Fees (4)	—	6.7
Total Fees	—	26.6

(1)

Audit fees for 2017 and 2016 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20‑F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit‑related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit Fees”.

(3)	Tax fees consist of fees for tax compliance and tax advice services.
(4)	All other fees relate to due diligence investigations and advisory services.

Pre‑Approval Policies for Non‑Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non‑audit services unless the audit committee pre‑approves the service. The audit committee pre‑approved all of the non‑audit services performed for us by ZAO Deloitte & Touche CIS and JSC KPMG during 2017.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.  Changes in Registrant’s Certifying Accountant

Management and the Audit Committee of the Board of Directors (the “Audit Committee”) of Yandex N.V. (“Yandex” or the “Company”) have completed a competitive process to review the appointment of the Company’s independent registered public accounting firm for the year ending December 31, 2017. The Audit Committee invited several firms to participate in this process, including ZAO Deloitte & Touche CIS (“Deloitte”).

As a result of this process and following careful deliberation, on May 25, 2017, the Company’s shareholders, pursuant to the recommendation of the Audit Committee, appointed JSC KPMG (“KPMG”), an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2017 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2017 financial year (to be prepared under IFRS) and Deloitte was discharged on May 25, 2017.

Deloitte’s audit reports on the Company's consolidated financial statements as of and for the years ended December 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. Such reports included an explanatory paragraph referring to translations of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of the readers in the United States of America convenience translation.

During the years ended December 31, 2016 and 2015, and the subsequent interim period through May 25, 2017, there were (i) no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Deloitte with a copy of this Item 16F disclosure on Form 20-F prior to its filing with the Securities and Exchange Commission (the “SEC”). The Company requested that Deloitte furnish the Company with a letter addressed to the SEC stating whether or not Deloitte agrees with the above statements that are related to Deloitte. A copy of Deloitte’s letter, dated March 27, 2018, is attached hereto as Exhibit 16.

During the years ended December 31, 2016 and 2015 and through May 27, 2017, neither the Company nor anyone on its behalf consulted with KPMG with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided by KPMG to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Yandex N.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Yandex N.V. and subsidiaries (together, the “Company”) as of December 31, 2017, the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2017 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Russian rubles have been translated into United States dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

We also have audited the adjustments to the 2016 and 2015 consolidated financial statements to retrospectively apply the change in accounting, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 and 2015 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 and 2015 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ JSC “KPMG”

We have served as the Company’s auditor since 2017.

Moscow, Russia

March 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2 to the consolidated financial statements, the consolidated balance sheet of Yandex N.V. and subsidiaries (together the “Company”) as of December 31, 2016, and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2016 and 2015 (the 2016 and 2015 consolidated financial statements before the effects of the adjustments discussed in Note 2 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2 to the consolidated financial statements, present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia

March 22, 2017

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2016	2017	2017
		RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	5	28,232	42,662	740.7
Term deposits		31,769	23,040	400.0
Investments in debt securities	5	3,033	—	—
Accounts receivable, net	5	7,741	9,746	169.3
Prepaid expenses		1,481	1,269	21.9
Other current assets	5	2,714	4,039	70.1
Total current assets		74,970	80,756	1,402.0
Property and equipment, net	8	18,817	21,171	367.6
Intangible assets, net	9	5,514	5,023	87.2
Goodwill	9	8,436	9,328	161.9
Long-term prepaid expenses		1,385	1,788	31.1
Term deposits, non-current		—	5,005	86.9
Investments in non-marketable equity securities	5	1,513	2,001	34.7
Deferred tax assets	10	662	2,171	37.7
Other non-current assets	5	2,811	3,301	57.3
TOTAL ASSETS		114,108	130,544	2,266.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5	9,532	11,111	193.0
Taxes payable		2,963	4,213	73.1
Deferred revenue		2,127	2,464	42.8
Convertible debt	11	—	17,834	309.6
Total current liabilities		14,622	35,622	618.5
Convertible debt	11	18,750	—	—
Deferred tax liabilities	10	1,040	959	16.6
Other accrued liabilities		1,104	1,316	22.9
Total liabilities		35,516	37,897	658.0
Commitments and contingencies	12
Redeemable noncontrolling interests	14	1,506	9,821	170.5
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 285,019,019 and 289,364,467, Class B: 45,037,734 and 40,692,286, and Class C: 560,235 and 4,166,448, respectively); shares outstanding (Class A: 277,579,206 and 285,612,556, Class B: 45,037,734 and 40,692,286, and Class C: nil)	13	284	271	4.7
Treasury shares at cost (Class A: 7,439,813 and 3,751,911, respectively)	13	(8,368)	(3,814)	(66.2)
Additional paid-in capital		16,579	16,469	285.9
Accumulated other comprehensive income	2, 5	896	1,864	32.3
Retained earnings		67,695	68,036	1,181.2
Total shareholders’ equity		77,086	82,826	1,437.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		114,108	130,544	2,266.4

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2015	2016	2017	2017
		RUB	RUB	RUB	$
Revenues	16	59,792	75,925	94,054	1,632.9
Operating costs and expenses:
Cost of revenues(1)		16,810	19,754	23,937	415.6
Product development(1)		13,421	15,832	18,761	325.7
Sales, general and administrative(1)		11,601	17,885	27,081	470.2
Depreciation and amortization		7,791	9,607	11,239	195.1
Goodwill impairment	9	576	—	—	—
Total operating costs and expenses		50,199	63,078	81,018	1,406.6
Income from operations		9,593	12,847	13,036	226.3
Interest income		3,037	2,863	2,909	50.5
Interest expense	11	(1,293)	(1,208)	(897)	(15.6)
Other income/(loss), net	5	2,259	(3,395)	(1,466)	(25.4)
Income before income taxes		13,596	11,107	13,582	235.8
Provision for income taxes	10	3,917	4,324	4,926	85.5
Net income		9,679	6,783	8,656	150.3
Net loss attributable to noncontrolling interests		—	15	120	2.1
Net income attributable to Yandex N.V.		9,679	6,798	8,776	152.4
Net income per Class A and Class B share:
Basic	3	30.39	21.19	27.02	0.47
Diluted	3	29.90	20.84	26.49	0.46
Weighted average number of Class A and Class B shares outstanding:
Basic	3	318,541,887	320,788,967	324,747,888	324,747,888
Diluted	3	323,713,437	326,136,949	331,243,961	331,243,961

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share‑based compensation expenses of:

Cost of revenues	168	193	178	3.1
Product development	1,860	2,238	2,477	43.0
Sales, general and administrative	690	991	1,538	26.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2015	2016	2017	2017
		RUB	RUB	RUB	$
Net income		9,679	6,783	8,656	150.3
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		2,076	(2,100)	968	16.8
Reclassification adjustment, net of tax of nil	5	—	(103)	—	—
Foreign currency translation adjustment, net of tax of nil		2,076	(2,203)	968	16.8
Total other comprehensive income/(loss)		2,076	(2,203)	968	16.8
Total comprehensive income		11,755	4,580	9,624	167.1
Total comprehensive loss attributable to noncontrolling interests		—	15	120	2.1
Total comprehensive income attributable to Yandex N.V.		11,755	4,595	9,744	169.2

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2015*	2016*	2017	2017
		RUB	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		9,679	6,783	8,656	150.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		6,197	7,655	9,131	158.5
Amortization of intangible assets		1,594	1,952	2,108	36.6
Amortization of debt discount and issuance costs		967	911	684	11.9
Share-based compensation expense		2,718	3,422	4,193	72.8
Deferred income taxes		(188)	(864)	(1,513)	(26.3)
Foreign exchange (gains)/losses		(1,903)	3,834	1,784	31.0
Gain from sale of equity securities		—	(157)	(33)	(0.6)
Goodwill impairment		576	—	—	—
(Gain)/loss from repurchases of convertible debt		(310)	(53)	6	0.1
Other		(83)	(40)	(266)	(4.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(1,763)	(2,385)	(1,996)	(34.7)
Prepaid expenses and other assets		867	113	(2,224)	(38.6)
Accounts payable and accrued liabilities		980	3,817	2,921	50.7
Deferred revenue		44	298	321	5.6
Net cash provided by operating activities		19,375	25,286	23,772	412.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(13,045)	(9,625)	(12,389)	(215.1)
Proceeds from sale of property and equipment		95	177	73	1.3
Acquisitions of businesses, net of cash acquired	4	(398)	—	(918)	(15.9)
Investments in non-marketable equity securities		(110)	(491)	(191)	(3.3)
Proceeds from sale of equity securities	4	—	—	267	4.6
Investments in debt securities		(2,564)	(3,159)	—	—
Proceeds from maturity of debt securities		3,426	2,525	2,887	50.1
Investments in term deposits		(41,760)	(70,430)	(70,082)	(1,216.7)
Maturities of term deposits		42,682	68,447	72,731	1,262.7
Loans granted		(60)	(550)	(166)	(2.9)
Net cash used in investing activities		(11,734)	(13,106)	(7,788)	(135.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		168	431	328	5.7
Repurchase of share options	11	—	—	(77)	(1.3)
Repurchases of convertible debt	11	(6,096)	(5,397)	(668)	(11.6)
Payment for contingent consideration		(312)	(680)	(195)	(3.4)
Other financing activities		29	97	25	0.4
Net cash used in financing activities		(6,211)	(5,549)	(587)	(10.2)
Effect of exchange rate changes on cash and cash equivalents		5,052	(3,449)	(976)	(17.0)
Net change in cash and cash equivalents		6,482	3,182	14,421	250.3
Cash and cash equivalents at beginning of period		19,146	25,628	28,810	500.2
Cash and cash equivalents at end of period		25,628	28,810	43,231	750.5
Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period		17,645	24,238	28,232	490.1
Restricted cash, beginning of period		1,501	1,390	578	10.1
Cash and cash balances, beginning of period		19,146	25,628	28,810	500.2
Cash and cash equivalents, end of period		24,238	28,232	42,662	740.7
Restricted cash, end of period		1,390	578	569	9.8
Cash and cash balances, end of period		25,628	28,810	43,231	750.5
Supplemental disclosure of cash flow information:
Cash paid for income taxes		4,861	4,531	5,704	99.0
Cash paid for acquisitions	4	398	—	918	15.9
Interest paid		322	264	208	3.6
Non-cash investing activities:
Change in accounts payable for property and equipment		(162)	(230)	38	0.7
Settlement of investments in relation to purchases of intangible assets		—	—	173	3.0
Fair value of contingent consideration included in purchase price at acquisition	4	341	—	151	2.6

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly (see Note 2).

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share		Ordinary Shares				Accumulated			Redeemable
	Issued and		Issued and		Treasury	Additional	Other			non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2015	1	—	317,643,670	182	(14,179)	16,192	1,023	52,518	55,736	—
Share-based compensation expense	—	—	—	—	—	2,718	—	—	2,718	—
Exercise of share options (Note 15)	—	—	1,608,501	—	—	166	—	—	166	—
Class B shares conversion	—	—	—	(107)	—	107	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	1,648	(1,648)	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(307)	—	—	(307)	—
Windfall tax benefit	—	—	—	—	—	29	—	—	29	—
Foreign currency translation adjustment	—	—	—	—	—	—	2,076	—	2,076	—
Net income	—	—	—	—	—	—	—	9,679	9,679	—
Balance as of December 31, 2015	1	—	319,252,171	75	(12,531)	17,257	3,099	62,197	70,097	—
Share-based compensation expense	—	—	—	—	—	3,422	—	—	3,422	—
Exercise of share options (Note 15)	—	—	3,364,769	—	—	435	—	—	435	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(24)	—	—	(24)	—
Class B shares conversion	—	—	—	209	—	(209)	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	4,163	(4,163)	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(113)	—	—	(113)	—
Windfall tax benefit	—	—	—	—	—	(29)	—	—	(29)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,203)	—	(2,203)	—
Net income / (loss)	—	—	—	—	—	—	—	6,798	6,798	(15)
Decrease in ownership in subsidiaries	—	—	—	—	—	3	—	—	3	221
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(1,300)	(1,300)	1,300
Balance as of December 31, 2016	1	—	322,616,940	284	(8,368)	16,579	896	67,695	77,086	1,506
Share-based compensation expense	—	—	—	—	—	4,193	—	—	4,193	—
Exercise of share options (Note 15)	—	—	3,687,902	—	—	335	—	—	335	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(85)	—	—	(85)	—
Class B shares conversion	—	—	—	(13)	—	13	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	4,554	(4,554)	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(12)	—	—	(12)	—
Foreign currency translation adjustment	—	—	—	—	—	—	968	—	968	—
Net income / (loss)	—	—	—	—	—	—	—	8,776	8,776	(120)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(8,435)	(8,435)	8,435
Balance as of December 31, 2017	1	—	326,304,842	271	(3,814)	16,469	1,864	68,036	82,826	9,821
Balance as of December 31, 2017, $		—		4.7	(66.2)	285.9	32.3	1,181.2	1,437.9	170.5

The accompanying notes are an integral part of the consolidated financial statements

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair values of financial instruments, income taxes, impairment assessments of goodwill and intangible assets, useful lives of property and equipment and intangible assets, contingencies, fair values of share-based awards, and accounts receivable allowance. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Reclassifications and changes in presentation

In the first quarter of 2017, Yandex elected to early adopt an ASU “Statement of Cash Flows: Restricted Cash”, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly. The effect of the reclassifications is presented below:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Consolidated Statements of Cash flows

	2015	2016
	RUB	RUB
CASH FLOWS FROM OPERATING ACTIVITIES:
Prepaid expenses and other assets	(21)	(163)
Accounts payable and accrued liabilities	(180)	—
CASH FLOWS USED IN INVESTING ACTIVITIES:
Escrow cash deposit	(58)	—
CASH FLOWS USED IN FINANCING ACTIVITIES:
Payment for contingent consideration	(188)	(528)
Effect of exchange rate changes on cash and cash equivalents	336	(121)
Net change in cash and cash equivalents	(111)	(812)
Cash and cash equivalents at beginning of period	1,501	1,390
Cash and cash equivalents at end of period	1,390	578

Also certain reclassifications have been made to the prior years’ consolidated balance sheets and consolidated statements of income due to aggregation/separation of certain line items.

Consolidated Balance Sheets

2016
RUB
Restricted cash, non-current	(442)
Other non-current assets	442

Consolidated Statements of Income

In 2015 and 2016 interest expense was netted against interest income, starting 2017 interest expense is presented as a separate line in the consolidated statements of income.

	2015	2016
	RUB	RUB
Interest income	3,037	2,863
Interest expense	(1,293)	(1,208)
Interest income, net	1,744	1,655

Other

In 2017, the Company changed the presentation of the effective income tax rate reconciliation from 20% in prior years to the Dutch statutory rate of 25% (see Note 10).

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 57.6002 to $1.00, the prevailing exchange rate as of December 31, 2017. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

No individual customer or groups of affiliated customers represented more than 10% of the Company’s revenues or accounts receivable in 2015, 2016 and 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

revenue on the Company’s consolidated balance sheet and recognized as advertising revenues in the period services are provided.

Advertising sales commissions and bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 4,113, RUB 5,633 and RUB 7,375 ($128.0) in 2015, 2016 and 2017, respectively.

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

The Company recognizes revenue from brand advertising on its websites and on Yandex ad network member websites as “impressions” are delivered. An “impression” is delivered when an advertisement appears on pages viewed by users.

Other Revenue

The Company’s other revenue primarily consists of commissions for providing ride-sharing services related to the Company’s Yandex.Taxi service. The Company recognizes other revenue in the period the services are provided to the users. For ride-sharing services provided to individual transportation services users, the Company is not a primary obligor and reports only Yandex.Taxi’s commission fees as revenue. For services provided to corporate transportation services clients the Company acts as the primary obligor and revenue and related costs are recorded gross. Promotional discounts to users and minimum fare guarantees are netted against revenues. In case such discounts and minimum fare guarantees exceed the related revenues, the excess is presented in sales, general and administrative expenses in the consolidated statements of income.

The Сompany recorded RUB 9,737 ($169.0) of promotional discounts to users and minimum fare guarantees in 2017 (RUB 2,383 in 2016), of which RUB 4,606 ($80.0) (RUB 592 in 2016) were netted against revenues and RUB 5,131 ($89.1) (RUB 1,791 in 2016) were presented in sales, general and administrative expenses.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Advertising and Promotional Expenses

The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2015, 2016 and 2017, promotional and advertising expenses totaled approximately RUB 2,738, RUB 7,132 and RUB 13,054 ($226.6), respectively.

Government Funds Contributions

The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a regressive rate (from 14% to 4% for accredited IT outsourcing providers and from 30% to 15% for other companies in 2017  and from 30% to 15% for all companies in 2015 and 2016) based on the annual compensation of each employee. These contributions are expensed as incurred.

Share‑Based Compensation

The Company grants share options, share appreciation rights (“SARs”), restricted share units (“RSUs”) and business unit equity awards (together, “Share‑Based Awards”) to its employees and consultants.

The Company estimates the fair value at the grant date of share options, SARs and business unit equity awards that are expected to vest using the Black‑Scholes‑Merton (“BSM”) pricing model and recognizes the fair value on a straight‑line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying share on the dates of grant.

The assumptions used in calculating the fair value of Share‑Based Awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company’s share‑based compensation expense could be materially different in the future. In particular, before the fourth quarter of 2016 the Company was required to estimate the probability that performance conditions that affect the vesting of certain awards would be achieved, and only recognized expense for those shares expected to vest. Starting from the fourth quarter of 2016 the Company accounts for forfeitures as they occur.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

compensation cost of the original award, using either the original term or the new term, whichever is higher for each reporting period.

Income Taxes

The current provision for income tax is calculated as the estimated amount expected to be recovered from or paid to the tax authorities based on the taxable income for the period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including operating loss and carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as non‑current. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, management consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The tax benefits of uncertain income tax positions are recognized in the financial statements if it is more likely than not that they will be sustained on audit by the tax authorities, including resolution of related appeals or litigation processes, if any.

Recognized tax benefits are measured as the largest amount that is greater than 50% likely of being realized upon settlement.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the consolidated statements of income. Accrued interest and penalties are presented in the consolidated balance sheets within other accrued liabilities, non-current or accounts payable and accrued liabilities together with unrecognized tax benefits based on the timing of expected resolution.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non‑owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2015, 2016 and 2017 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 896 as of December 31, 2016 and RUB 1,864 ($32.3) as of December 31, 2017 solely comprises cumulative foreign currency translation adjustment.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Investments in Debt Securities

The Company’s investments in debt securities as of December 31, 2016 are classified as held to maturity and are measured and presented at amortized cost, except for credit-linked notes (Notes 5, 7), which are measured and presented at fair value. The interest related to investments in debt securities is reported as a part of interest income in the consolidated statements of income.

Investments in Equity Securities

Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the other income/(loss), net line on the consolidated statements of income. Investments in the non‑marketable stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in non‑marketable equity securities line on the consolidated balance sheets.

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

Variable Interest Entities

Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities (“VIE”). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE’s capital structure, contractual terms, nature of the VIE’s operations and purpose, and the Company’s relative exposure to

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.

As of December 31, 2016 and 2017, the Company held interests in a third party, Edadeal, a Russian limited liability company (“Edadeal”) through loans and 10% equity investments. Edadeal is primarily financed by the Company’s loans and operates an application for grocery shopping offers, coupons and cashback. The Company has treated Edadeal as a VIE since Edadeal does not have sufficient equity at risk. The Company has determined that it should not consolidate Edadeal as it is not the primary beneficiary and lacks power through voting or similar rights to direct the activities that most significantly affect Edadeal’s economic performance. The Company’s investments related to Edadeal included in investments in non-marketable equity securities and loans granted to third parties (Note 5) totaled RUB 194 and RUB 361 ($6.3) as of December 31, 2016 and 2017, respectively, representing the Company’s maximum exposure to loss.

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

The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit’s net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit’s carrying amount is greater than its fair value, the Company recognizes a goodwill impairment charge for the amount by which the carrying value of a reporting unit exceeds its fair value. The Company did not recognize any goodwill impairment for the years ended December 31, 2016 and 2017; in 2015 the Company recognized impairment of RUB 576 related to its earlier KinoPoisk acquisition (Note 9).

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1 to 10 years, with a weighted‑average life of 5.1 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.0-10.0 years
Customer relationships	2.0-10.0 years
Patents and licenses	6.8 years
Non-compete agreements	2.0-5.0 years
Trade names and domain names	2.0-10.0 years
Workforce	4.0 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

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

Recently Adopted Accounting Pronouncements

In the first quarter of 2017, the Company early adopted an ASU which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. The amendment should be adopted retrospectively. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2017, the Company early adopted an ASU that clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard was applied on a prospective basis. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2017, the Company early adopted an ASU that simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The new standard was applied on a prospective basis. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2017, the Company early adopted an ASU that amended the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

conditions of share-based payment awards. The new standard was applied on a prospective basis. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effect of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued an ASU on revenue from contracts with customers that will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Following amendments in August 2015, the guidance is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. The amendments to this guidance issued in March 2016 clarify the implementation guidance on principal versus agent considerations (reporting revenue gross versus net). The Company adopted the standard using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The cumulative effect of initially applying the standard is recorded as an adjustment to opening retained earnings as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Conpany’s historic accounting under Topic 605. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial position, results of operations, equity or cash flows as of the adoption date or for the year ended December 31, 2017.

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

In February 2016, the FASB issued an ASU on accounting for leases which introduces a model that brings most leases on the lessee’s balance sheet. The amendments are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods. Early adoption is permitted. The Company anticipates that the adoption of new standard will materially affect the consolidated balance sheets. The Company is currently evaluating the impact of the new guidance and the method of adoption. Further in January 2018, the FASB has issued an ASU which permits an entity to elect an optional transition practical expedient to not evaluate under new Topic “Leases” land easements that exist or expired before the entity’s adoption of new Topic “Leases” and that were not previously accounted for as leases under current Topic “Leases”. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2019, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In October 2016, the FASB issued an ASU which requires the Company to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory, when the transfer occurs. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

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

In May 2017, the FASB issued an update to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2018, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

In July 2017, the FASB issued an ASU which makes limited changes to the Board’s guidance on classifying certain financial instruments as either liabilities or equity. The ASU’s objective is to improve (1) the accounting for instruments with “down-round” provisions and (2) the readability of the guidance in ASC Distinguishing Liabilities From Equity, on distinguishing liabilities from equity by replacing the indefinite deferral of certain pending content with scope exceptions. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2019, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

In August 2017, the FASB issued amendments to hedge accounting intended to better align a company's risk management strategies and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results. The amendments expand and refine accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and hedged item in the financial statements. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2019, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

In September 2017, the FASB has issued an ASU “Revenue Recognition”, ASU “Revenue from Contracts with Customers” and ASU “Leases”: Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” This ASU is effective upon adoption of ASC “Revenue from Contracts with Customers” and ASC “Leases”. The Company is still in the process of evaluating the impact of adopting this new accounting standard on its financial statements and related disclosures.

In November 2017, the FASB has issued an ASU that amends various paragraphs in ASC “Income Statement – Reporting Comprehensive Income”, ASC “Revenue Recognition” and ASC “Revenue from Contracts with Customers” that contain SEC guidance. This ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2018, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In February 2018, the FASB issued an ASU that amending the guidance on the reclassification of certain tax effects from accumulated other comprehensive income in ASC “Income Statement – Reporting Comprehensive Income”. The ASU required a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate as a result of the Tax Cuts and Jobs Act. The amount of the reclassification is the difference between the historical corporate income tax rate and the newly enacted twenty-one percent corporate income tax rate. The ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2018, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

In February 2018, the FASB issued an ASU “Technical Corrections and Improvements to Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities”. This ASU was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities”. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic “Fair Value Measurement”, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued. This ASU is effective for reporting periods beginning after December 15, 2017 and interim periods within those fiscal years beginning after June 15, 2018. The Company is currently evaluating the impact of the new guidance and the method of adoption.

3. NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the years ended December 31, 2015, 2016 and 2017 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share‑Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share‑Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2015, 2016 and 2017, was 4,652,546, 2,362,417 and 1,862,125, respectively. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the years ended December 31, 2015 and 2016, because the effects were anti-dilutive. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the year ended December 31, 2017, because the effects were not significant.

The Company’s outstanding convertible debt provides for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash and the conversion premium for Class A shares. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti‑dilutive in the years ended December 31, 2015, 2016 and 2017.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2015		2016		2017
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	7,992	1,687	5,825	973	7,583	131.7	1,193	20.7
Reallocation of net income as a result of conversion of Class B to Class A shares	1,687	—	973	—	1,193	20.7	—	—
Reallocation of net income to Class B shares	—	11	—	(1)	—	—	(19)	(0.3)
Net income, allocated for diluted	9,679	1,698	6,798	972	8,776	152.4	1,174	20.4
Weighted average ordinary shares outstanding—basic	263,033,597	55,508,290	274,863,606	45,925,361	280,586,437	280,586,437	44,161,451	44,161,451
Dilutive effect of:
Conversion of Class B to Class A shares	55,508,290	—	45,925,361	—	44,161,451	44,161,451	—	—
Share-Based Awards	5,171,550	1,258,731	5,347,982	694,042	6,496,073	6,496,073	146,027	146,027
Weighted average ordinary shares outstanding—diluted	323,713,437	56,767,021	326,136,949	46,619,403	331,243,961	331,243,961	44,307,478	44,307,478
Net income per share attributable to ordinary shareholders:
Basic	30.39	30.39	21.19	21.19	27.02	0.47	27.02	0.47
Diluted	29.90	29.90	20.84	20.84	26.49	0.46	26.49	0.46

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2017

Shkulev

In June 2017, the Company completed the acquisition of assets and assumption of liabilities of Hearst Shkulev Digital LLC (“Shkulev”), one of the biggest regional auto classifieds with the leading position in Sverdlovsk and Chelyabinsk regions of the Russian Federation, for a cash consideration of RUB 401 ($7.0), including a contingent consideration of RUB 52 ($0.9), subject to successful technical integration and client base transition. The Company accounted for the acquisition as a business combination.

Set out below is the condensed balance sheet of Shkulev as of June 28, 2017, reflecting an allocation of the purchase price to net assets acquired:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

June 28, 2017
RUB
ASSETS:
Intangible assets	59
Deferred tax assets	68
Goodwill	274
Total assets	401
Net assets	401
Total purchase consideration	401

The RUB 274 ($4.8) assigned to goodwill is attributable to the Classifieds reportable segment and primarily arises due to specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company’s distribution capabilities. Of the RUB 59 ($1.0) assigned to intangible assets, approximately RUB 22  ($0.4) relates to software and website, RUB 12 ($0.2) domain name and trademark, RUB 10 ($0.2) relates to customer relationships and RUB 15 ($0.2) represents non-compete agreements.

The results of operations of Shkulev for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the years ended December 31, 2016 and 2017. Accordingly, no pro forma financial information is presented. The results of operations of Shkulev did not have a material impact on the Company’s results of operations for the year ended December 31, 2017.

FoodFox

In December 2017, the Company completed the acquisition of a 100% ownership interest in Deloam Management Limited and its subsidiary (“FoodFox”). FoodFox is one of the leading food delivery operators in Moscow. The primary purpose of the acquisition of FoodFox was to enlarge the range of services provided by the Company. The fair value of consideration transferred totaled RUB 595 ($10.3) and consisted of cash consideration of RUB 541 ($9.4) and deferred consideration of RUB 54 ($0.9). The deferred consideration arrangement requires the Company to pay the additional cash consideration to FoodFox’s former shareholders and convertible debt holders, when certain legal conditions are being met within one-year period.

Set out below is the condensed balance sheet of FoodFox as of December 22, 2017, reflecting an allocation of the purchase price to net assets acquired:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

December 22, 2017
RUB
ASSETS:
Intangible assets	82
Goodwill	639
Other current assets	25
Total assets	746
LIABILITIES:
Current liabilities	20
Other non-current liabilities	115
Deferred tax liabilities	16
Total liabilities	151
Net assets	595
Total purchase consideration	595

The RUB 639 ($11.1) assigned to goodwill is attributable to the Taxi reportable segment and primarily arises due to expected synergies and the assembled workforce of FoodFox that does not qualify for separate recognition. None of the goodwill is expected to be deductible for income tax purposes. As of 31 December 2017, there were no changes in the recognized amount of goodwill resulting from the acquisition of FoodFox. Of the RUB 82 ($1.4) assigned to intangible assets, approximately RUB 63 ($1.1) relates to software that will be amortized over a period of 5.0 years. The remaining RUB 19 ($0.3) was assigned to client relationships.

The results of operations of FoodFox for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the year ended December 31, 2016. Accordingly, no pro forma financial information is presented.

The pro forma consolidated income statement as if had been included in the consolidated results of the Company for the year ending December 31, 2017, would include revenue in the amount of RUB 104 ($1.8) and net loss in the amount of RUB 409 ($7.1).  These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of FoodFox to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2017, together with the consequential tax effects.

The results of operations of FoodFox after acquisition for the period since December 22, 2017 to December 31, 2017 did not have a material impact on the Company’s results of operations for the year ended December 31, 2017.

Other

During the year ended December 31, 2017, the Company completed another acquisition for total consideration of approximately RUB 66 ($1.1). In aggregate, RUB 30 ($0.5) was attributed to intangible assets, RUB 29 ($0.5) was attributed to goodwill and RUB 7 ($0.1) was attributed to deferred tax assets. Goodwill is attributable to the Classifieds reportable segment and primarily arises due to specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company’s distribution capabilities.

Acquisitions in 2016

The Company did not complete any business combinations in 2016.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Acquisitions in 2015

RosTaxi

In January 2015, the Company completed the acquisition of assets and assumption of liabilities of RosTaxi (“RosTaxi”), operator of a taxi fleet management application, for cash consideration of up to RUB 500, including a deferred payment of up to RUB 380, subject to successful technical integration and client base transition, and contingent consideration of up to RUB 500 payable in the Company’s ordinary shares depending on the number of qualifying taxi trips through the third anniversary of the closing. During 2015, 2016, 2017 and in January 2018 deferred payments in the amount of RUB 50, RUB 65, RUB 195 ($3.4) and RUB 70 ($1.2),  respectively, were paid. Contingent consideration depending on the number of qualifying taxi trips has been settled in full in February, 2018 (Note 18). The acquisition was accounted for as a business combination.

Set out below is the condensed balance sheet of RosTaxi as of January 15, 2015, reflecting an allocation of the purchase price to net assets acquired:

January 15, 2015
RUB
ASSETS:
Intangible assets	114
Deferred tax assets	77
Goodwill	224
Total assets	415
Net assets	415
Total purchase consideration	415

The RUB 224 assigned to goodwill is attributable to the Taxi reportable segment and primarily arises due to specific synergies that result from convergence with the Company’s technologies. Of the RUB 114 assigned to intangible assets, approximately RUB 93 relates to client relationships that will be amortized over a period of 5.0 years. The remaining RUB 21 assigned to intangible assets represents non-compete agreements of RUB 12 and software of RUB 9. The Company has not included in the purchase consideration the contingent payment of up to RUB 500 related to the number of qualifying taxi trips but instead recorded it as compensation expense on a straight-line basis as the sellers completed their requisite service periods.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Agnitum

In December 2015, the Company completed the acquisition of assets and assumption of liabilities of Agnitum Ltd (“Agnitum”), an antivirus protection developer, for cash consideration of RUB 120 and a deferred payment of up to RUB 80, including additional payments subject to the attainment of certain implementation and integration milestones of up to RUB 60 payable in cash and up to RUB 20 to be granted in the Company’s RSUs. In 2016, a deferred payment in the amount of RUB 60 was paid in cash. The acquisition was accounted for as a business combination.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
Cash	5,695	11,963	207.7
Cash equivalents:
Bank deposits	22,521	30,686	532.7
Investments in money market funds	3	3	0.1
Other cash equivalents	13	10	0.2
Total cash and cash equivalents	28,232	42,662	740.7

Accounts Receivable, Net

Accounts receivable as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
Trade receivables	8,191	10,398	180.6
Allowance for doubtful accounts	(450)	(652)	(11.3)
Total accounts receivable, net	7,741	9,746	169.3

Movements in the allowance for doubtful accounts are as follows:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Balance at the beginning of the period	132	295	450	7.8
Charges to expenses	182	211	243	4.2
Utilization	(19)	(56)	(41)	(0.7)
Balance at the end of the period	295	450	652	11.3

             Other Current Assets

Other current assets as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
VAT reclaimable	1,014	882	15.4
Funds receivable	224	802	13.9
Interest receivable	268	763	13.2
Loans to employees	454	624	10.8
Restricted cash	136	549	9.5
Other receivables	66	184	3.2
Loans granted to third parties	100	53	0.9
Prepaid taxes	149	39	0.7
Receivables for disposed equity securities	267	—	—
Other	36	143	2.5
Total other current assets	2,714	4,039	70.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Restricted cash as of December 31, 2016 and as of December 31, 2017 consisted of the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of Auto.ru in the amount of nil and RUB 403 ($7.0), respectively, of pledged cash in customs in the amount of RUB 128 and 138 ($2.4) and other restricted cash in the total amount of RUB 8 and RUB 8 ($0.1), respectively.

             Other Non‑current Assets

Other non‑current assets as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
Loans to employees	1,129	1,492	26.0
Loans granted to third parties	847	849	14.7
VAT reclaimable	148	638	11.1
Loans granted to related parties (Note 17)	173	173	3.0
Interest receivable	27	43	0.7
Restricted cash	442	20	0.3
Other receivables	45	86	1.5
Total other non-current assets	2,811	3,301	57.3

Restricted cash as of December 31, 2016 and 2017 included the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of Auto.ru in the amounts of RUB 425 and nil and other restricted cash in the total amount of RUB 17 and RUB 20 ($0.3), respectively.

The loans granted to third parties represent U.S. dollar and RUB-denominated loans bearing interest of up to 4% and up to 7% per annum, respectively, and maturing in 2019 – 2025 and a  U.S. dollar loan bearing interest of 2% per annum and convertible in equity securities in 2018.

Investments in Debt Securities

Investments in debt securities as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
Credit-linked notes	3,033	—	—
Total investments in debt securities	3,033	—	—

Investments in Non-Marketable Equity Securities

Investments in non‑marketable equity securities as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
Yandex.Money	832	1,206	20.9
Other	681	795	13.8
Total investments in non-marketable equity securities	1,513	2,001	34.7

Other includes limited partnership stakes in unaffiliated venture capital funds and minority investments in unaffiliated technology companies in the amount of RUB 589 and RUB 632 ($11.0) as of December 31, 2016 and 2017.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In July 2013, the Company completed the sale of a 75% (less one ruble) interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUB 1,964  ($59.1 at the exchange rate as of the sale date). The Company retained a noncontrolling interest (25% plus one ruble) and significant influence over Yandex.Money's business; accordingly, the Company accounts for its investment under the equity method. The Company records its share of the results of the investee in the amount of income of RUB 217 and income of RUB 374  ($6.5) for the years ended December 31, 2016 and 2017, respectively, within the other income/(loss), net line in the consolidated statements of income.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2016 and 2017 comprise the following:

	2016	2017	2017
	RUB	RUB	$
Trade accounts payable and accrued liabilities	7,852	9,202	159.8
Salary and other compensation expenses payable/accrued to employees	1,680	1,909	33.2
Total accounts payable and accrued liabilities	9,532	11,111	193.0

Other Income/(Loss), Net

The following table presents the components of other income/(loss), net for the periods presented:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Foreign exchange gains/(losses)	1,903	(3,834)	(1,784)	(31.0)
Gain from sale of equity securities	—	157	33	0.6
Gain/(loss) from repurchases of convertible debt	310	53	(6)	(0.1)
Other	46	229	291	5.1
Total other income/(loss), net	2,259	(3,395)	(1,466)	(25.4)

Reclassifications Out of Accumulated Other Comprehensive Income

For the year ended December 31, 2016, the reclassification of foreign currency translation gain of RUB 103 from accumulated other comprehensive income resulted from liquidation of a foreign subsidiary.

There were no reclassifications of losses out of accumulated other comprehensive income in the years ended December 31, 2015 and 2017.

6. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of derivative instruments as of December 31, 2016 and 2017 is as follows:

	Balance Sheet Location	2016	2017	2017
		RUB	RUB	$
Foreign exchange contracts	Other accrued liabilities	59	18	0.3
Total derivative liabilities		59	18	0.3

The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2015, 2016 and 2017 amounted to a loss of RUB 55, a gain of RUB 33 and a gain of RUB 41 ($0.7), respectively.

The Company uses non-derivative financial instruments to protect the Company from risk that the U.S. dollar-denominated Moscow office rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. In March 2017, the Company designated $102.8 (RUB 5,976 at the exchange rate as of the date of designation) of its U.S. dollar-denominated deposits with a third party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitment on its Moscow headquarters operating lease arrangements. The change in fair value of the designated portion of the U.S. dollar-denominated deposits due to changes in foreign currency exchange rates is recognized in other income/(loss), net in the consolidated statements of income along with the change in the fair value of the unrecognized firm commitment that is attributable to foreign currency exchange rates. The change in fair value of the unrecognized firm commitment is included within other current assets on the balance sheet and amounted to RUB 31 ($0.5) as of December 31, 2017.

The fair value of non-derivative financial instruments designated as hedging instruments as of December 31, 2016 and 2017 amounted to nil and RUB 2,731 ($47.4),  respectively, and is included within current term deposits on the balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of assets and liabilities as of December 31, 2016, including those measured at fair value on a recurring basis, consisted of the following:

	Level 1	Level 2	Level 3	Total
	RUB	RUB	RUB	RUB
Assets :
Cash equivalents:
Bank deposits(1)	—	22,521	—	22,521
Investments in money market funds	3	—	—	3
Term deposits, current	—	31,769	—	31,769
Restricted cash	578	—	—	578
Investments in debt securities(2)	—	3,033	—	3,033
Loans to employees	—	1,583	—	1,583
Loans granted	—	1,120	—	1,120
	581	60,026	—	60,607
Liabilities:
Convertible debt	—	19,228	—	19,228
Contingent consideration(2)	—	—	254	254
Derivative contracts(2)	—	59	—	59

Redeemable noncontrolling interests (Note 14)	—	—	1,506	1,506
	—	19,287	1,760	21,047

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2016.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of assets and liabilities as of December 31, 2017, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	$
Assets :
Cash equivalents:
Bank deposits(1)	—	30,686	—	30,686	532.7
Investments in money market funds	3	—	—	3	0.1
Term deposits, current	—	23,040	—	23,040	400.0
Term deposits, non-current	—	5,013	—	5,013	87.0
Restricted cash	569	—	—	569	9.8
Loans to employees	—	2,116	—	2,116	36.8
Loans granted	—	1,075	—	1,075	18.6
	572	61,930	—	62,502	1,085.0
Liabilities:
Convertible debt	—	18,323	—	18,323	318.1
Contingent consideration(2)	—	—	188	188	3.3
Derivative contracts(2)	—	18	—	18	0.3

Redeemable noncontrolling interests (Note 14)	—	—	9,821	9,821	170.5
	—	18,341	10,009	28,350	492.2

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2017.

The fair values of the Company’s Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company’s Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2015, 2016 and 2017.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 2,868, RUB 2,583 and RUB 2,598 ($45.1) in 2015, 2016 and 2017, respectively. Such amounts are included in interest income in the consolidated statements of income.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company measures the fair value of non-current term deposits and convertible debt for disclosure purposes. The carrying amounts and fair values of non-current term deposits and convertible debt as of December 31, 2016 and 2017 were as follows:

	2016		2017
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Term deposits, non-current	—	—	5,005	86.9	5,013	87.0
Convertible debt	(18,750)	(19,228)	(17,834)	(309.6)	(18,323)	(318.1)
Total	(18,750)	(19,228)	(12,829)	(222.7)	(13,310)	(231.1)

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

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
Servers and network equipment	25,705	34,165	593.1
Infrastructure systems	6,470	7,621	132.3
Land and buildings	3,785	5,835	101.3
Office furniture and equipment	1,891	2,090	36.3
Leasehold improvements	941	976	16.9
Other equipment	56	82	1.5
Assets not yet in use	2,703	694	12.1
Total	41,551	51,463	893.5
Less: accumulated depreciation	(22,734)	(30,292)	(525.9)
Total property and equipment, net	18,817	21,171	367.6

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment for the years ended December 31, 2015, 2016 and 2017 amounted to RUB 6,197, RUB 7,655 and RUB 9,131 ($158.5), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill are as follows:

	Search and Portal	E-commerce	Classifieds	Taxi	Experiments	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2016	1,802	106	4,885	224	1,564	8,581
Foreign currency translation adjustment	(145)	—	—	—	—	(145)
Balance as of December 31, 2016	1,657	106	4,885	224	1,564	8,436	146.5
Goodwill acquired	—	—	303	639	—	942	16.4
Foreign currency translation adjustment	(50)	—	—	—	—	(50)	(1.0)
Balance as of December 31, 2017	1,607	106	5,188	863	1,564	9,328	161.9

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

Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2015, 2016 and 2017.

Intangible assets, net of amortization, as of December 31, 2016 and 2017 consisted of the following intangible assets:

	2016			2017
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	1,129	(285)	844	1,149	(406)	743	12.9
Customer relationships	854	(215)	639	905	(320)	585	10.1
Content and software	563	(398)	165	646	(468)	178	3.1
Workforce	276	(155)	121	276	(224)	52	0.9
Patents and licenses	52	(21)	31	52	(29)	23	0.4
Non-compete agreements	38	(31)	7	41	(24)	17	0.3
Total acquisition-related intangible assets:	2,912	(1,105)	1,807	3,069	(1,471)	1,598	27.7
Other intangible assets:
Technologies and licenses	7,046	(3,972)	3,074	7,473	(4,872)	2,601	45.2
Assets not yet in use	633	—	633	824	—	824	14.3
Total other intangible assets:	7,679	(3,972)	3,707	8,297	(4,872)	3,425	59.5
Total intangible assets	10,591	(5,077)	5,514	11,366	(6,343)	5,023	87.2

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2015, 2016 and 2017 were RUB 502, RUB 488 and RUB 379 ($6.6), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Amortization expenses of other intangible assets for the years ended December 31, 2015, 2016 and 2017 were RUB 1,092, RUB 1,464 and RUB 1,729 ($30.0), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets is as follows:

\
	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2018	360	1,137	1,497	26.0
2019	261	779	1,040	18.1
2020	233	454	687	11.9
2021	216	182	398	6.9
2022	213	49	262	4.5
Thereafter	315	—	315	5.5
Total	1,598	2,601	4,199	72.9

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for the years ended December 31, 2015, 2016 and 2017. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in the years ended December 31, 2015, 2016 and 2017.

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so‑called participation exemption, dividends distributed by the Company’s Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Provision for income taxes for the years ended December 31, 2015, 2016 and 2017 consisted of the following:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Current provision for income tax—Russia	(3,912)	(4,908)	(5,640)	(97.9)
Current provision for income tax—other	(193)	(280)	(799)	(13.9)
Total current provision for income tax	(4,105)	(5,188)	(6,439)	(111.8)
Deferred income tax (expense)/benefit—Russia	(297)	331	1,108	19.3
Deferred income tax benefit—other	485	533	405	7.0
Total deferred income tax benefit	188	864	1,513	26.3
Total provision for income taxes	(3,917)	(4,324)	(4,926)	(85.5)

The components of income before income taxes for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Income before income taxes—Russia	18,232	15,683	18,269	317.2
Loss before income taxes—other	(4,636)	(4,576)	(4,687)	(81.4)
Total income before income taxes	13,596	11,107	13,582	235.8

The Company has reconciled its effective tax rate to its Dutch statutory rate in the table below. The statutory Dutch income tax rate reconciled to the Company’s effective income tax rate is as follows for the years ended December 31, 2015, 2016 and 2017:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Expected provision at Dutch statutory income tax rate of 25%	3,399	2,776	3,396	59.0
Effect of:
Tax on dividends	529	449	872	15.1
Non-deductible share-based compensation	653	848	1,048	18.2
Other expenses not deductible for tax purposes	315	374	612	10.6
Accrual of unrecognized tax benefit	(64)	944	227	3.9
Difference in foreign tax rates	(1,153)	(1,460)	(1,331)	(23.1)
Other	3	248	(230)	(4.0)
Change in valuation allowance	235	145	332	5.8
Provision for income taxes	3,917	4,324	4,926	85.5

Movements in the valuation allowance are as follows:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Balance at the beginning of the period	(414)	(837)	(659)	(11.4)
Charges to expenses	(235)	(145)	(332)	(5.8)
Foreign currency translation adjustment	(188)	323	69	1.2
Balance at the end of the period	(837)	(659)	(922)	(16.0)

As of December 31, 2016 and 2017, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 30 and RUB 117  ($2.0), respectively, as a component of other accrued

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

liabilities, non-current and RUB 155 and nil, respectively, as a component of accounts payable and accrued liabilities. As of December 31, 2016 and 2017, RUB 580 and RUB 290 ($5.0), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of the provision for income tax in the years ended December 31, 2015, 2016 and 2017 resulted in a benefit of RUB 3, an expense of RUB 170 and an expense of RUB 99 ($1.7), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits is as follows:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Balance at the beginning of the period	97	37	580	10.1
Increases/(decreases) related to prior years tax positions	(13)	469	85	1.4
Increases related to current year tax positions	10	74	41	0.7
Settlements	(57)	—	(416)	(7.2)
Balance at the end of the period	37	580	290	5.0

Temporary differences between the tax and accounting bases of assets and liabilities and carryforwards give rise to the following deferred tax assets and liabilities as of December 31, 2016 and 2017:

	2016	2017	2017
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	1,182	1,638	28.4
Net operating loss carryforward	904	2,383	41.4
Intangible assets	372	337	5.9
Property and equipment	63	156	2.7
Other	18	51	0.9
Total deferred tax asset	2,539	4,565	79.3
Valuation allowance	(659)	(922)	(16.0)
Total deferred tax asset, net of valuation allowance	1,880	3,643	63.3
Deferred tax liability
Convertible debt discount	(350)	(138)	(2.4)
Property and equipment	(434)	(511)	(8.9)
Intangible assets	(348)	(311)	(5.4)
Unremitted earnings	(1,066)	(1,456)	(25.3)
Other	(60)	(15)	(0.2)
Total deferred tax liability	(2,258)	(2,431)	(42.2)
Net deferred tax (liability)/asset	(378)	1,212	21.1
Net deferred tax assets	662	2,171	37.7
Net deferred tax liabilities	(1,040)	(959)	(16.6)

As of December 31, 2017, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 1,825 ($31.7). These NOLs expire in the 2025-2026 tax years. As of December 31, 2017, a benefit of RUB 210 ($3.6) related to the Dutch NOLs described above would be recorded by the Company in additional paid‑in capital if and when realized.

The Company did not provide for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries in 2012 and earlier years because they were considered indefinitely reinvested outside of the Netherlands.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Starting in 2014, the Company began to accrue for a 5% dividend withholding tax on the portion of the current year profit of the Company’s principal Russian operating subsidiary that is considered not to be indefinitely reinvested in Russia. The Company also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of the Company’s principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2017, the amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 58,795 ($1,020.7). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 2,940 ($51.0).

The tax years 2015-2017 remain open for examination by the Russian tax authorities with respect to the Company’s principal Russian operating subsidiary, Yandex LLC. As of December 31, 2017, Yandex LLC was under audit by tax inspectorates for the tax years 2015-2016. The tax years 2013-2017 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

11. CONVERTIBLE DEBT

In December 2013, the Company issued and sold $600.0 (RUB 19,719 at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 at par. The Company also granted to the initial purchasers a right to purchase up to an additional $90.0 (RUB 2,981 at the exchange rate as of sale date) in aggregate principal amount of notes solely to cover over‑allotments. In January 2014, the Company issued and sold an additional $90.0 in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 (together, the “Notes”) at par. Interest at an annual rate of 1.125% is payable semi‑annually on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company’s election, under circumstances described below, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of fundamental change as defined in the agreement. The Notes are convertible, at the option of the holder, prior to June 15, 2018, if i) the last reported sale price of the Class A shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day; ii) during a 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s Class A shares and the conversion rate on each such trading day; iii) upon the occurrence of specified corporate events. On or after June 15, 2018, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the business day immediately preceding the maturity date of the Notes. The Company will not have the right to redeem the Notes prior to maturity, except in connection with certain changes in tax laws. As of December 31, 2017, none of the conditions allowing the conversion of the Notes had been met.

The net proceeds to the Company from the sale of the Notes (including over‑allotments) were approximately RUB 22,479 ($683.1 at the exchange rates as of sale date). Debt issuance costs were approximately RUB 228 ($4.1), of which RUB 38 ($0.7) was allocated to additional paid‑in capital and RUB 190 ($3.4) was allocated to deferred issuance costs which are presented as a reduction of the carrying value of the Notes and will be amortized as interest expense over the term of the Notes. As of December 31, 2016 and 2017, unamortized deferred issuance cost was RUB 65 and RUB 29 ($0.5), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount.

During 2017, the Company repurchased and retired $12.0 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 668 ($11.6); during 2016, the Company repurchased and retired $87.4 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 5,397; during 2015, the Company repurchased and retired $119.4 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 6,096. The Company recorded a loss of RUB 6 ($0.1), gain of RUB 53 and gain of RUB 310 on the extinguishment of the debt within the other income/(loss), net line in the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015, respectively.

The carrying value of the Notes as of December 31, 2016 and 2017 consisted of the following:

	2016	2017	2017
	RUB	RUB	$
1.125% Convertible Senior Notes due December 2018	20,211	18,507	321.3
Unamortized debt discount	(1,396)	(644)	(11.2)
Unamortized debt issuance cost	(65)	(29)	(0.5)
Total convertible debt	18,750	17,834	309.6

The remaining unamortized debt discount of RUB 644 ($11.2) as of December 31, 2017 will be amortized over the remaining life of the Notes, which is approximately 1.0 year.

The Company recognized RUB 1,293, RUB 1,208 and RUB 897 ($15.6) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the years ended December 31, 2015, 2016 and 2017, respectively. The effective interest rate on the liability component for the 2015 –2017 period was 5.1%.

12. COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

In December 2008, the Company signed an agreement for a ten‑year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease. In April 2014, the Company further extended its headquarters complex signing a seven‑year lease agreement for additional office space and extending the existing rent agreements to 2021. In December 2016 and during 2017 the Company signed additional agreements to rent additional office space in Moscow until the end of 2021.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2017, future minimum lease payments due under the Moscow leases and other non‑cancellable operating leases for more than one year are as follows:

	Moscow
	headquarters	Other
Payments due in the years ending December 31,	lease	leases	Total	Total
	RUB	RUB	RUB	$
2018	4,408	518	4,926	85.7
2019	4,868	411	5,279	91.6
2020	4,331	395	4,726	82.0
2021	1,670	394	2,064	35.8
2022 and thereafter	—	519	519	9.0
Total	15,277	2,237	17,514	304.1

For the purposes of the disclosure above, the Company assumed no changes in the rented space or rental price specified in existing rental agreements as of the reporting date. U.S. dollar amounts have been translated into Ruble at a rate of RUB 57.6002 to $1.00, the official exchange rate quoted as of December 31, 2017 by the Central Bank of the Russian Federation.

For the years ended December 31, 2015, 2016 and 2017, rent expenses under operating leases totaled approximately RUB 4,372, RUB 4,419 and RUB 4,208 ($73.1), respectively.

Additionally, the Company has entered into purchase commitments for other goods and services and acquisition of businesses, which total RUB 3,285 ($57.0) in 2018, RUB 1,432 ($24.9) in 2019, RUB 1,196 ($20.8) in 2020, RUB 618 ($10.7) in 2021, RUB 5 ($0.1) in 2022 and RUB 3 ($0.1) thereafter.

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

As of December 31, 2017, the Company was subject to certain claims in the aggregate claimed amount of approximately RUB 1,967 ($34.2). The Company has not recorded a liability in respect of those claims as of December 31, 2017.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which together with other legal and fiscal impediments contribute to the challenges faced by entities operating in the Russian Federation.

In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUB 290 ($5.0) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 48 ($0.8) and interest of RUB 69 ($1.2). As of December 31, 2017, except for the income tax contingencies described above, the Company accrued RUB 653 ($11.3) for contingencies related to non‑income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2017, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 957 ($16.6).

Because Russia produces and exports large volumes of oil and gas, its economy is particularly sensitive to the price of oil and gas on the world market. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016 and through the first months of 2017 some of those economic trends reversed or moderated, with ruble strengthening, oil prices increasing, inflation rates declining significantly and rate of decline in gross domestic product moderating. In February 2018 Standard & Poor’s changed the outlook for Russia’s sovereign credit ratings from negative (BB+) to stable (BBB-).

The conflict in Ukraine and related events have increased the perceived risks of doing business in the Russian Federation. The imposition of economic sanctions on Russian individuals and legal entities by the European Union, the United States of America, Japan, Canada, Australia and others, as well as retaliatory sanctions imposed by the Russian government, have resulted in increased economic uncertainty including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. In particular, some Russian entities may be experiencing difficulties in accessing international equity and debt markets and may become increasingly dependent on Russian state banks to finance their operations. The longer term effects of recently implemented sanctions, as well as the threat of additional future sanctions, are difficult to determine.

The above mentioned events have led to reduced access of Russian businesses to international capital markets, increased inflation, economic recession and other negative economic consequences. The impact of further economic developments on future operations and financial position of the group is at this stage difficult to determine.

13. SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2016			December 31, 2017
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	2,093,995,776			2,093,995,776
Priority share	1			1
Preference shares	1,000,000,001			1,000,000,001
Class A ordinary shares	1,000,000,000			1,000,000,000
Class B ordinary shares	46,997,887			46,997,887
Class C ordinary shares	46,997,887			46,997,887
Issued and fully paid:	330,616,989	€7.4	288	334,223,202	€7.3	299
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	285,019,019	2.8	124	289,364,467	2.9	127
Class B ordinary shares	45,037,734	4.5	161	40,692,286	4.1	146
Class C ordinary shares	560,235	0.1	3	4,166,448	0.3	26

Class C shares held in treasury are not disclosed as such due to the technical nature of this class of shares.

The Company repurchases its Class A shares from time to time in part to reduce the dilutive effects of its Share‑Based Awards to employees of the Company. There were no repurchases in the years ended December 31, 2015, 2016 and 2017. Treasury stock is accounted for under the cost method.

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

The noncontrolling interests relating to the depositary receipts acquired by the senior employees were measured at the redemption value and amounted to RUB 631 and RUB 2,497 ($43.3) as of December 31, 2016 and 2017,

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

respectively. The noncontrolling interests relating to the options to acquire depositary receipts were measured at the redemption value and amounted to RUB 875 and RUB 7,324 ($127.2) as of December 31, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2016 Plan in the year ended December 31, 2017 were as follows:

2017
Dividend yield	—
Expected annual volatility	40%
Risk-free interest rate	2.23%
Expected life of the awards (years)	7.19
Weighted-average grant date fair value of awards (per share)	$11.86

No share options grants were made for the years ended December 31, 2015 and 2016. No SARs grants were made for the years ended December 31, 2015, 2016 and 2017.

The Company used the following assumptions in the BSM pricing model when valuing its Share‑Based Awards:

•	Expected volatility. For 2017 grants, the Company used historical volatility of the Company’s own shares.
•

Expected term.  The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

•

Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2015, 2016 or 2017. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the year ended December 31, 2017.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes awards activity for the Company under the Plans:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2016	2,155,931	$5.29	186,410	$30.21	9,196,747	—
Granted	1,680,000	40.00	—	—	5,134,522	—
Exercised	(1,106,003)	5.23	(27,200)	19.16	(2,623,006)	—
Forfeited	—	—	—	—	(486,217)	—
Cancelled	—	—	—	—	(2,939)	—
Outstanding as of December 31, 2017	2,729,928	$26.68	159,210	$32.10	11,219,107	—

The following table summarizes information about outstanding and exercisable awards under the Plans as of December 31, 2017:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$3.40	Option	58,800	0.09	1.7	58,800	0.09	1.7
$3.43	Option	111,800	1.54	3.3	111,800	1.54	3.3
$3.51	Option	360,725	1.86	10.5	360,725	1.86	10.5
$4.16	Option	167,938	2.43	4.8	167,938	2.43	4.8
$8.77	Option	350,665	2.86	8.4	350,665	2.86	8.4
$40.00	Option	1,680,000	9.88	—	—	—	—
Total Options		2,729,928	6.91	28.7	1,049,928	2.15	28.7
$16.95	SARs	2,500	3.97	—	2,500	3.97	—
$20.99	SARs	6,710	3.91	0.1	5,844	3.91	0.1
$32.85	SARs	150,000	5.56	—	150,000	5.56	—
Total SARs		159,210	5.47	0.1	158,344	5.48	0.1
Total RSUs	RSU	11,219,107	8.47	367.4	2,382,770	6.62	78.0
Total Options, SARs, RSUs		14,108,245	8.13	396.2	3,591,042	5.26	106.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non‑vested share awards under the Plans:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant		Grant		Grant
		Date Fair		Date Fair		Date Fair
	Quantity	Value	Quantity	Value	Quantity	Value
Non-vested as of December 31, 2016	937	$2.58	866	$12.45	6,919,190	$19.41
Granted	1,680,000	11.86	—	—	5,134,522	29.10
Vested	(937)	2.58	—	—	(2,728,219)	20.71
Forfeited	—	—	—	—	(486,217)	20.49
Cancelled	—	—	—	—	(2,939)	19.01
Non-vested as of December 31, 2017	1,680,000	$11.86	866	$12.45	8,836,337	$24.57

As of December 31, 2017, there was RUB 12,534  ($217.6) of unamortized share‑based compensation expense related to unvested share options and RSUs which is expected to be recognized over a weighted average period of 3.38 years.

Business Unit Equity Awards

In 2016, the Company finalized the process of restructuring certain of the business units in its E-Commerce, Taxi and Classifieds operating segments (the “Participating Subsidiaries”) into separate legal structures.  In connection with this restructuring, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 2.4 million equity incentive awards under the 2016 Plan to the senior employees of these business units in total in 2015-2017, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries (Note 14) upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”), of which 2.0 million remain outstanding as of December 31, 2017. The exercise price of the Business Unit Equity Awards shall be determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Shared Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

The Company has recorded share-based compensation expense in respect of such awards in the amount of RUB 192, RUB 260 and RUB 267 ($4.6) for the years ended December 31, 2015, 2016 and 2017, respectively.

Share‑Based Compensation Expense

The Company recognized share‑based compensation expense of RUB 2,718, RUB 3,422 and RUB 4,193 ($72.8) for the years ended December 31, 2015, 2016 and 2017, respectively. The Company recognized RUB 41, RUB 36 and RUB 62  ($1.1) in related tax benefits for the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

the qualitative thresholds for disclosure, are combined into the other category defined as Experiments which is shown separately from the reportable segments and reconciling items.

Reportable segments derive revenues from the following services:

•

Search and Portal offers a broad range of services in Russia, Belarus, Kazakhstan and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all services of the Company offered in Ukraine, among which are search, location-based, personalized and mobile services, that enable the Company’s users to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices;

•

E-commerce — the Company’s Yandex.Market e-commerce gateway service gives retailers an additional platform to reach customers seeking specific retailer, product or price information. Product search on Yandex.Market is designed to deliver the most relevant shopping results to the Company’s users;

•	Classifieds derives revenues from online advertising and listing fees;
•

Taxi derives revenue from commissions for providing ride-sharing services related to the Company's Yandex.Taxi service and Food delivery business (FoodFox acquired in December 2017). Yandex.Taxi operated in 167 cities with 100,000+ population, and in 56 cities with population of 50,000+ across Russia, Georgia, Armenia, Kazakhstan, Belarus, Moldova and Kyrgyzstan as of December 31, 2017.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Search and Portal:
Revenues from external customers	54,073	66,760	80,455	1,396.9
Intersegment revenues	1,832	2,496	3,520	61.1
Depreciation and amortization	(6,894)	(8,858)	(10,408)	(180.7)
Adjusted operating income	15,199	20,020	26,551	461.0
E-commerce:
Revenues from external customers	3,400	4,718	4,968	86.2
Intersegment revenues	—	—	—	—
Depreciation and amortization	(115)	(72)	(54)	(0.9)
Adjusted operating income	1,624	1,363	1,556	27.0
Classifieds:
Revenues from external customers	894	1,304	2,082	36.1
Intersegment revenues	—	—	—	—
Depreciation and amortization	(16)	(20)	(53)	(0.9)
Adjusted operating income / (loss)	130	(74)	85	1.5
Taxi:
Revenues from external customers	984	2,313	4,891	84.9
Intersegment revenues	—	—	—	—
Depreciation and amortization	(27)	(39)	(46)	(0.8)
Adjusted operating income / (loss)	136	(2,125)	(8,009)	(139.0)
Experiments:
Revenues from external customers	441	830	1,658	28.8
Intersegment revenues	—	—	—	—
Depreciation and amortization	(739)	(618)	(678)	(11.8)
Adjusted operating loss	(3,409)	(2,182)	(1,968)	(34.3)
Eliminations:
Revenues from external customers	—	—	—	—
Intersegment revenues	(1,832)	(2,496)	(3,520)	(61.1)
Depreciation and amortization	—	—	—	—
Adjusted operating income	—	—	—	—
Total:
Revenues from external customers	59,792	75,925	94,054	1,632.9
Intersegment revenues	—	—	—	—
Depreciation and amortization	(7,791)	(9,607)	(11,239)	(195.1)
Adjusted operating income	13,680	17,002	18,215	316.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted operating income and net income is as follows:

	2015	2016	2017	2017
	RUB	RUB	RUB	$

Adjusted operating income	13,680	17,002	18,215	316.2
Less: share-based compensation expense	(2,718)	(3,422)	(4,193)	(72.8)
Add: interest income	3,037	2,863	2,909	50.5
Less: interest expense	(1,293)	(1,208)	(897)	(15.6)
Add: other income/(loss), net	2,259	(3,395)	(1,466)	(25.4)
Less: goodwill impairment	(576)	—	—	—
Less: operating losses resulting from sanctions in Ukraine	—	—	(404)	(7.0)
Less: amortization of acquisition-related intangible assets	(502)	(488)	(379)	(6.6)
Less: compensation expense related to contingent consideration	(291)	(245)	(203)	(3.5)
Less: provision for income taxes	(3,917)	(4,324)	(4,926)	(85.5)
Net income	9,679	6,783	8,656	150.3

The Company’s revenues consist of the following:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Advertising revenue(1):
Yandex websites	43,099	52,888	65,149	1,131.1
Yandex ad network websites	15,111	19,691	22,251	386.3
Total advertising revenue	58,210	72,579	87,400	1,517.4
Other revenues	1,582	3,346	6,654	115.5
Total revenues	59,792	75,925	94,054	1,632.9

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

Revenues by geography are based on the billing address of the customer. The following table sets forth revenues and long‑lived assets other than financial instruments and deferred tax assets by geographic area:

	2015	2016	2017	2017
	RUB	RUB	RUB	$
Revenues:
Russia	54,688	69,619	87,470	1,518.6
Rest of the world	5,104	6,306	6,584	114.3
Total revenues	59,792	75,925	94,054	1,632.9
Long-lived assets:
Russia	23,636	24,499	30,689	532.8
Finland	11,115	8,327	6,802	118.1
US	1,109	684	4	0.1
Rest of the world	1,071	862	583	10.1
Total long-lived assets	36,931	34,372	38,078	661.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Following the sale of the controlling interest to Sberbank and the deconsolidation of Yandex.Money in July 2013, the Company retained a noncontrolling interest and significant influence over Yandex.Money’s business. The Company continues to use Yandex.Money for payment processing and to sublease to Yandex.Money part of its premises. The amount of revenues from subleasing and other services was RUB 91, RUB 106 and RUB 86 ($1.5) for the years ended December 31, 2015, 2016 and 2017, respectively. The amount of fees for online payment commissions was RUB 143, RUB 173 and RUB 439 ($7.6) for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the amount of receivables related to payment processing was RUB 47 and RUB 158 ($2.7), respectively. The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers of the Company.

In 2016, the Company granted loans to certain senior employees in the amount of RUB 173 ($3.0) (Note 5). The loans bear interest rate is up to 8% per annum and mature in 2019-2022.

18. SUBSEQUENT EVENTS

In February 2018, the Company granted RSUs to purchase an aggregate of up to 2,777,312 Class A shares to its employees pursuant to the 2016 Plan.

In February 2018, the Company settled its liability  in respect of contingent consideration related to the number of qualifying taxi trips following RosTaxi acquisition in January 2015 (Note 4) by 259,560 of its Class A ordinary shares equivalent to RUB 500 ($8.7).

In February and March 2018, the Company designated $80.4 (RUB 4,572 at the exchange rate as of the dates of designation) of deposits with a third party bank as a hedging instrument to hedge its exposure to changes in the fair value of the unrecognized firm commitments on its servers and network equipment arrangements that are attributable to foreign currency risk for the period ending December 31, 2018. The maturities of such deposits are aligned with the purchase payments schedule.

On the February 7, 2018, the Company and Uber International C.V. (“Uber”), a subsidiary of Uber Technologies, Inc., have completed the merger of Yandex.Taxi Holding B.V. and its subsidiaries (“Yandex.Taxi Group”) and several Uber legal entities into a new private limited liability company MLU B.V., incorporated under the laws of the Netherlands. The Company and Uber have each contributed their legal entities operating the ride-sharing and food delivery businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus, Georgia, Kyrgyzstan and Moldova, and $100.0 (RUB 5,722 as of the date of acquisition) and $225.0 (RUB 12,874 as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination.

As a result of the transaction 63.03% of share capital of the combined entity is held by the Company, 35.93% by Uber and 1.04% by the employees of Yandex.Taxi Group based on the total number of outstanding shares.

Given the recent timing of the transaction and pending completion of the valuations for identifiable net assets acquired and liabilities assumed, at the time these financial statements were authorized for issuance, the initial accounting for the business combination is incomplete. Accordingly, not all relevant disclosures are available for the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in millions of Russian rubles and U.S. dollars, except share and per share data)

business combination. The Company will report the purchase price allocation in condensed consolidated balance sheets as of March 31, 2018.

In February 2018, Uber Technologies, Inc. transferred 1,527,507 of its Class A Common Shares (“Exchange shares”) to the Company in exchange for additional 2.03% in the share capital of MLU B.V.. At the same time, Uber Technologies, Inc. entered into an arrangement with the Company to hold an option to repurchase Exchange shares within the 3-year period since one-year anniversary of deal close, while the Company has an obligation to sell these shares. The Company has the corresponding option to sell Exchange shares within the same period, while Uber Technologies, Inc. has an obligation to purchase these shares.

PART III.

Item 17.  Financial Statements

See “Item 18. Financial Statements.”

Item 18.  Financial Statements.

See the financial statements beginning on page F‑1.

Item 19.  Exhibits.

Exhibit Number		Description of Document
1.1		Amended Articles of Association of the Company, amended as of June 1, 2016
4.1

Indenture dated as of December 17, 2013 between the Company, and The Bank of New York Mellon, as trustee (incorporated by reference to our 2013 Annual Report on Form 20‑F (file no. 001‑35173) filed with the Securities and Exchange Commission on April 4, 2014).

4.2*†		Contribution Agreement dated as of July 13, 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V.
4.3*	†	Shareholders Agreement in relation to MLU B.V. dated as of February 7, 2018 among Yandex N.V., Uber International C.V. and Stichting MLU Equity Incentive and MLU B.V.
4.4*	†	Subscription Agreement dated as of 12 December 2017 among Yandex N.V., PJSC "Sberbank of Russia" and Yandex Market B.V.
4.5*† 4.6*†

Form of Shareholders Agreement dated as of __ 2018 among PJSC "Sberbank of Russia", Sberbank Nominee, Yandex N.V., Stichting Yandex Market Equity Incentive and Yandex Market B.V.

Amendment Deed to Contribution Agreement dated 31 January 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V.

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

8.1	†	Principal Subsidiaries
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	†	Consent of JSC KPMG, Independent Registered Public Accounting Firm
15.2	†	Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm.
16	†	Letter dated March 27, 2018 from ZAO Deloitte & Touche CIS
101

The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017, (ii) Consolidated Statements of Income for the Years Ended December 31, 2015, 2016 and 2017, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2015, 2016 and 2017, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2015, 2016 and 2017, and (vi) Notes to Consolidated Financial Statements

*Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

†     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ Arkady Volozh

	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: March 27, 2018