Form 20-F
Yandex N.V.
filed 2018-05-04
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Ammendment No. 1 to

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

EXPLANATORY NOTE

The registrant filed with the Securities and Exchange Commission ("SEC") the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 on March 27, 2018 (the "Original Report"). This amendment No. 1 (this "Amendment No. 1") to Yandex N.V.s (the “Company”) annual report on Form 20-F is solely for the purposes of amending (i) the membership of the Nominating and Corporate Governance Committee (the “Committee”) in Item 6, which due to a typographical error in the Original Report incorrectly listed Mr. Volozh as a member of the Committee, rather than correctly listing Mr. Voloshin; and (ii) the description (but not the amount) of G. Greg Abovsky’s, the Company’s Chief Financial Officer and Chief Operating Officer, beneficial ownership in the Company in footnote 9 in Item 7.  Pursuant to the requirements of Form 20-F, the Company is refiling Items 6 and 7 (with the above corrections) in their entirety. The Company is also resubmitting certifications of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbannes-Oxley Act of 2002 on exhibit 12.1, the Principal Financial Officer pursuant to Section 302 of the Sarbannes-Oxley Act of 2002 on exhibit 12.2, and the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbannes-Oxley Act of 2002 on exhibit 13.1. Other than as stated above, this Amendment No. 1 is not intended to update other information disclosed in the Original Report.

This Amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Boynton (chairperson), Rijnja and Voloshin. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

(9)

Consists of 39,459 vested restricted share units that are exercisable within 60 days after February 15, 2018. Excludes 511,750 restricted share units, as well as 830,000 options with a strike price of $40.00 to purchase Class A shares, which were granted at a strike price above fair market value on the date of the grant in connection with Mr. Abovsky’s additional responsibilities as Chief Operating Officer, which are not vested or exercisable within 60 days after February 15, 2018.

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

Term and Amendment.  The shareholders agreement will remain in effect so long as any Class B shares remain outstanding. The agreement may be terminated and amended, and any provision thereof waived, with the prior written consent of parties to the agreement holding shares representing more than 662/3% of the voting power of the outstanding share capital held by parties to the agreement. The agreement will terminate with respect to any particular shareholder upon its affirmative election if it no longer holds any Class B Shares, as a result of the transfer of all Class B shares held by it, or the voluntary or mandatory conversion of all Class B Shares held by it into Class A Shares.

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

Item 19.  Exhibits.

Exhibit Number		Description of Document
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

†     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ Arkady Volozh

	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: May 4, 2018