Form 20-F
period 2018-12-31
Yandex N.V.
filed 2019-04-19
CIK 1513845

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Title of each class	Number of shares outstanding
Class A	286,848,365
Class B	37,878,658

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

BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

(1) In addition, we had 5,589,290 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2018. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

In this Annual Report on Form 20‑F (this “Annual Report”), references to “Yandex,” the “company,” “we,” “us,” or similar terms are to Yandex N.V. and, as the context requires, its consolidated subsidiaries.

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

This Annual Report includes market data reported by Yandex.Radar (March 2019), the Association of Russian Communication Agencies (AKAR) (March 2019) and the Russian Federal State Statistics Service (Rosstat) (April 2019).

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

PART I.

Item 3.  Key Information.

A.	Selected Consolidated Financial and Statistical Data

The selected consolidated statements of income data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 and consolidated statements of income data for the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this Annual Report, after adjustment for the retrospective adoption of Accounting Standard Updates 2015‑03 and 2015‑17.

Ruble amounts have been translated into U.S. dollars at a rate of RUB 69.4706 to $1.00, the official exchange rate quoted as of December 31, 2018 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. See “Risk Factors—Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.”

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

	Year ended December 31,
	2014	2015	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	50,767	59,792	75,925	94,054	127,657	1,837.6
Operating costs and expenses:
Cost of revenues(1)	14,336	16,810	19,754	23,937	35,890	516.6
Product development(1)	8,842	13,421	15,832	18,761	22,569	324.9
Sales, general and administrative(1)	7,782	11,601	17,885	27,081	36,200	521.1
Depreciation and amortization	4,484	7,791	9,607	11,239	12,137	174.7
Goodwill impairment	—	576	—	—	—	—
Total operating costs and expenses	35,444	50,199	63,078	81,018	106,796	1,537.3
Income from operations	15,323	9,593	12,847	13,036	20,861	300.3
Interest income	1,947	3,037	2,863	2,909	3,382	48.7
Interest expense	(1,091)	(1,293)	(1,208)	(897)	(945)	(13.6)
Effect of Yandex.Market deconsolidation	—	—	—	—	28,244	406.6
Other income/(loss), net(2)	6,296	2,259	(3,395)	(1,466)	2,922	42.0
Income before income tax expense	22,475	13,596	11,107	13,582	54,464	784.0
Income tax expense	5,455	3,917	4,324	4,926	8,603	123.9
Net income	17,020	9,679	6,783	8,656	45,861	660.1
Net loss attributable to noncontrolling interests	—	—	15	120	1,726	24.9
Net income attributable to Yandex N.V.	17,020	9,679	6,798	8,776	47,587	685.0
Net income per Class A and Class B share:
Basic	53.30	30.39	21.19	27.02	145.67	2.10
Diluted	52.27	29.90	20.84	26.49	141.98	2.04
Weighted average number of Class A and Class B shares outstanding:
Basic	319,336,782	318,541,887	320,788,967	324,747,888	326,667,118	326,667,118
Diluted	325,610,277	323,713,437	326,136,949	331,243,961	335,162,062	335,162,062

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense of:

	2014	2015	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	101	168	193	178	180	2.6
Product development	780	1,860	2,238	2,477	4,450	64.1
Sales, general and administrative	329	690	991	1,538	1,922	27.7

(2)

A major component of other income/(loss), net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar‑denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statement of income. For example, in 2018, other income, net includes RUB 3,155 million of foreign exchange gains arising mainly from the depreciation of the Russian ruble compared to the U.S. dollar in that year. In 2017, other loss, net included a RUB 1,784 million loss arising mainly from the significant appreciation of the Russian ruble compared to the U.S. dollar in that year. Although the U.S. dollar value of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

	As of December 31,
	2014	2015	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheet data(1):
Cash and cash equivalents	17,645	24,238	28,232	42,662	68,798	990.3
Term deposits (current and non-current)	31,526	33,549	31,769	28,045	—	—
Total assets	94,594	111,818	114,108	130,544	241,698	3,479.1
Total current liabilities(2)	9,791	11,669	14,622	35,622	23,737	341.7
Total non-current liabilities(2)	29,067	30,052	20,894	2,275	2,141	30.8
Redeemable noncontrolling interests	—	—	1,506	9,821	13,035	187.6
Total shareholders’ equity	55,736	70,097	77,086	82,826	202,785	2,919.0

(1)

Balances as of December 31, 2014 have been reclassified to reflect current period presentation. Balances related to convertible debt issuance costs are reclassified for the retrospective adoption of Accounting Standard Update 2015‑03 related to the presentation of deferred debt issuance costs. Balances related to deferred tax assets and liabilities are reclassified for the retrospective adoption of Accounting Standard Update 2015‑17 related to the presentation of deferred taxes as non‑current.

(2)

The total non‑current liabilities as of December 31, 2014, 2015, 2016 and the total current liabilities as of December 31, 2017 mainly result from our convertible bond offering. Please refer to Note 11 to our consolidated financial statements.

Exchange Rate Information

Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 69.4706 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.

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

Risks Related to the Current Global Political, Regulatory and Economic Environment

There has been increased scrutiny in recent periods of technology businesses across the globe. Should our operating environment deteriorate because of a change in the regulation or perception of technology companies, our business, financial condition and results of operations may experience a material adverse effect.

Around the world technology companies are operating in an increasingly uncertain environment, in part due to increased scrutiny from policymakers, regulators and the general public. Such scrutiny has included concerns about business practices, market presence and strategic direction. A number of our competitors, including Google and Facebook, have received scrutiny in different jurisdictions over business practices, including the application of targeted advertising. Our partner in Taxi business, Uber, has received scrutiny over labor practices and licensing in many of the jurisdictions in which it operates.

Additionally, opposition to open markets in many jurisdictions, including the United States, has made doing business more difficult for technology companies. For example, governments in a number of jurisdictions have taken action to exclude Huawei from developing new 5G networks based on perceptions of the Chinese government's influence over Huawei. Should our business practices, market presence or strategic direction receive adverse scrutiny or experience increased regulation in any material market in which we operate, we may experience a material adverse effect on our business, financial condition and result of operations.

Emerging markets, such as Russia, are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.

Emerging markets, such as Russia, are subject to greater risks than more developed markets, including financial, economic, legal and political risks. Such risks or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current geopolitical situations in Ukraine and some other regions, as well as volatility in oil prices (to which the Russian economy is particularly sensitive), may continue to have deleterious macroeconomic and other effects on the regions in which we operate, including increased volatility in currency values and a weaker overall business environment. Since 2014, Russia has experienced economic volatility, including a sharp economic downturn in 2014-2015. In general, the Russian economy is influenced by macroeconomic and geopolitical factors, which have resulted in a degree of volatility in the local currency, created periods of high inflation rates and led to fluctuations in oil prices. Economic conditions continue to be unstable and future changes may have negative effects on our business. In addition, international sanctions have been imposed on certain parties and business sectors in Russia, in particular in connection with the geopolitical situation in Ukraine, as described below, which may adversely affect us or business conditions in our markets.

In connection with the current economic situation, in 2018 the Russian ruble depreciated against the U.S. dollar by 17%, after a significant appreciation during the course of 2016 and a slight appreciation in 2017. Although our revenues and expenses, including our personnel expenses, are both primarily denominated in Russian rubles, we may have to increase our personnel expenses in order to better compete with other companies that denominate their personnel expenses in currencies which appreciate in relation to the Russian ruble. Also, the majority of our rent expenses, including the lease for our Moscow headquarters, are denominated in U.S. dollars, and a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, is for imported goods and therefore can be materially affected by changes in the value of the ruble. In addition, our expenses related to the development of our business internationally, as well as for acquisitions, are often denominated in other currencies, including U.S. dollars and Euros. If the Russian ruble were to experience a prolonged and significant decline in value against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk”

Should the Russian economy experience a contraction or slower growth in the future, it may adversely affect our results of operations in certain periods. In addition, these conditions may from time to time depress or encourage volatility in our share price and in equity markets in general.

The adoption and maintenance of international embargo, economic or other sanctions, in particular with respect to the conflict in Ukraine, may have a material adverse effect on our business, financial condition and results of operations.

Significant uncertainty exists surrounding the current geopolitical situation in Ukraine. The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. In 2018, these sanctions were successively prolonged and extended. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions, or the ultimate outcome of the Ukrainian conflict. Political and economic sanctions may affect the ability or willingness of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. We are domiciled in the Netherlands, while our wholly owned principal operating subsidiary is organized under the laws of the Russian Federation, and several of our other subsidiaries are incorporated in other countries that have imposed economic sanctions on the Russian Federation. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of U.S. or EU sanctions, our business has been adversely affected from time to time by the impact of sanctions on the broader economy in Russia. In addition, Yandex.Money, our joint venture with Sberbank, in which we hold an approximately 25% minority stake, is subject to U.S. sectoral sanctions.

Since May 2017, Yandex LLC and Yandex.Ukraine LLC, both subsidiaries of Yandex N.V., have been subject to sanctions in Ukraine, which have blocked Ukrainian users from accessing our services and websites. The applicable sanctions, which were extended in March 2019 for a further three years, ban all trade operations and require blocking of all assets, including bank accounts. The Ukrainian Security Service (SBU) also conducted searches at Yandex offices in Kiev and Odessa. Such actions led to the shutdown of Yandex’s commercial operations in Ukraine.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities.  Our founder, executive director and substantial shareholder, Arkady Volozh, is one of nearly 100 persons included in one part of the so called “Kremlin List”, on the basis of his reported net worth, and Herman Gref, a member of our Board of Directors and the CEO and Chairman of Sberbank, the holder of our priority share, was included on the “List of Senior Political Figures.” Although we are not aware of any intention on the part of the U.S. government to impose sanctions on Mr. Volozh or Mr. Gref, if Mr. Volozh or Mr. Gref were to become a target of sanctions, it could have material adverse effect on our business.

In 2018, we formed a joint venture with Sberbank in respect of our Yandex.Market business unit. Although Sberbank and a number of its subsidiaries are subject to “sectoral” sanctions, we believe that the joint venture, in which Sberbank holds an interest of less than 50%,  is not within the scope of these prohibitions. However, we cannot guarantee that, in the future, applicable sanctions would not impose limitations on our ability to provide additional financing to this joint venture.

We could also be subject to a number of potential sanctions-related risks in the future. First, the sanctions rules, or the authoritative interpretation of current rules by the relevant authorities, could change at any time. In particular, OFAC (or other regulators) could:

•	add additional parties to the sectoral sanctions list;
•	designate parties with whom we have significant business relationships as “specially designated nationals”, meaning that all dealings with them by U.S. and/or EU persons would be prohibited; or
•	expand current or new sanctions to cover entities that are less than 50% owned by a listed party, which could adversely affect our Yandex.Market joint venture.

Any proposals in this regard would likely reflect the evolving geopolitical and U.S. domestic climate over time. In addition, the applicable sanctions requirements are interpreted broadly by the relevant authorities. As a consequence, many U.S. and EU parties typically take a very conservative view of compliance matters, given the ambiguities of some of these rules and the approach taken by the regulators. Some parties, in particular some U.S. and EU financial institutions, have adopted internal compliance policies that are more restrictive than are strictly required by the applicable rules and have, for example, declined to engage in any dealings with parties on the sectoral sanctions list (including dealings that are not prohibited by the rules applicable to such parties) or with entities closely affiliated with such entities (even if such affiliated entities are not themselves a target of sanctions).

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

We rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which we operate. Any errors, failures or disruption in the products and services provided by third-party providers of our principal internet connections and the equipment critical to our internet properties and services, or any politically motivated limitations on the internet in Russia, could materially adversely affect our brand, business, financial condition and results of operations.

Our future success will depend on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. The internet infrastructure may also be unable to support the demands placed on it by growing numbers of users and time spent online or increased bandwidth requirements. Government regulation may also limit our access to adequate and reliable internet infrastructure. Any outages or delays resulting from inadequate internet infrastructure or due to problems with our third-party providers or new regulatory requirements could reduce the level of internet usage as well as our ability to provide our services to users, advertisers and network partners, which could materially adversely affect our business, financial condition and results of operations.

The recent draft law that has been already passed by the State Duma may lead to much tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, given that subordinate acts will have to be drawn up for its implementation, its enactment, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This can reduce the data transfer speed significantly and even result in interruptions and delays of the online services in the Russian internet segment. The draft law must now be approved by Russian parliament's upper house — the Federation Council.

Businesses in countries where we operate have on occasion been subject to actions by public authorities that some have characterized as unpredictable or politically motivated.

Many commercial laws and regulations in the markets where we operate are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities are entrusted with a high degree of discretion and have at times exercised their discretion in ways that may be perceived as selective or unpredictable, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Furthermore, significant uncertainty exists in the relevant markets in light of the broader geopolitical situation, which may result in the adoption or application of regulations based on political considerations.

For instance, in May 2017 Ukraine sanctioned two Yandex subsidiaries and prohibited usage of our services and websites by Ukrainian users. Yandex offices in Kiev and Odessa were subject to searches by the Ukrainian Security Service in connection with alleged breaches of law. Although we believe that these actions were groundless, they materially adversely affected our operations in Ukraine.

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

The legal framework in which we operate in Russia and other markets continues to evolve. The current geopolitical environment increases the risk of new legislative initiatives in Russia that would be seen as protecting the country’s national security and/or limiting foreign influence over the sector.

In addition, as is common in markets where the legal framework is still developing, there can be contradictions between different laws and regulations, and the enforcement of laws can be selective or unpredictable. At the same time, there is sometimes a perceived lack of judicial and prosecutorial independence from political, social and commercial forces.

These factors may result in our being subject to unpredictable fines or requirements, affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on our Class A shares and our business, financial condition and results of operations. The fact that we are a high-profile company may heighten these risks.

If the Russian government were to apply existing limitations on foreign ownership to our business, or specifically impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares.

Russian law restricts foreign ownership of companies involved in certain strategically important activities in Russia as well as companies that are classified as "mass media" businesses. Currently, the internet and online advertising are not industries specifically covered by this legislation, but in the past there have been amendments under consideration by the Russian State Duma, which, if adopted, would include certain large internet companies within the scope of this law.

We believe that our Yandex.Money joint venture is subject to restrictions on foreign ownership because the Yandex.Money business currently holds an encryption license covered by the strategic enterprises law. Since the completion of our joint venture in respect of  Yandex.Money in July 2013 following the sale by Yandex to Sberbank of 75% (less one ruble) of the total participation interest in Yandex.Money, we believe that the applicable restrictions in respect of private non-Russian persons no longer apply to Yandex, but that the requirement to obtain prior approval from the Russian Government continues to be applicable to non-Russian state or international organizations or entities controlled by a non-Russian state or international organization that would seek to acquire shares of Yandex or enter into an agreement that would establish direct or indirect control over Yandex and, therefore, trigger application of the law restricting foreign ownership. There is also a risk that some of the rights granted to Yandex N.V. under the relevant joint venture agreement with Sberbank could be interpreted by Russian authorities as establishing control by Yandex over the Yandex.Money business, which would require the Russian Government’s preliminary consent for a broader number of transactions, including by private non-Russian persons. Moreover, because Yandex holds 25% (plus one ruble) in Yandex.Money, there is a risk that a change of control in respect of Yandex would require preliminary consent of the Central Bank of Russia.

Other aspects of our business may be subject to restrictions on foreign ownership through the future interpretation of current legislation or through new legislation and we could be forced to take significant steps to modify our operating, corporate governance or ownership structure to comply with any such requirements, which could have a material adverse effect on our operations or the value of our Class A shares. For example, in 2018 new draft legislation was introduced that restricts foreign ownership of news aggregators. The wording of the draft legislation is rather broad and this act, if adopted, might be applied to Yandex.News and other services. At this time, we cannot anticipate if the draft legislation will be adopted or, if it is adopted, whether such restrictions will be applied to us.

As previously disclosed, our Board of Directors and its relevant committees periodically consider questions relating to the optimal capital and governance structure of our company. The Board is committed to good corporate governance and, in the exercise of its fiduciary duties, evaluates any potential steps with a view to protecting the long-term interests of our company and all of its shareholders and stakeholders.

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

Out of the large global internet companies, we consider Google to be our principal competitor in the market for desktop and mobile internet search, and for performance-based advertising, online advertising network revenues, advertising intermediary services, distribution arrangements and other services. According to Yandex Radar, Google’s share of the Russian search market, based on search traffic generated, was 40.0% for the full year 2018 and 39.6% in 2017, compared with our market share of 56.3% in 2018 and 55.1% in 2017. Google conducts extensive online and offline advertising campaigns in Russia. In recent years, Google has actively marketed its products and services, including its mobile and voice search, YouTube, as well as advertising products for businesses, leading to increased competition.

With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location-based search and advertising. Pursuant to a settlement between FAS and Google reached in April 2017, Google is prohibited from arrangements prohibiting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine in Russia.  As a result of this settlement we improved our search share on Android platform in 2018. Nevertheless, we expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us and can provide no assurance that Google is fully complying or will fully comply with the settlement. In addition to Google, we also face competition, albeit less intense, from the Russian and international business of Microsoft.

On the domestic side, our principal competitor is Mail.ru Group. Although we power paid search on Mail.ru Group properties and monetize a number of Mail.ru Group properties through our Yandex Advertising Network, we also compete with Mail.ru Group for online advertising budgets, allocated between social networks and search, as well as in food delivery services (through Mail.ru Group’s Delivery Club service and our Yandex.EATS service).  In addition, Mail.ru Group offers a wide range of internet services, the most popular Russian web mail service, and other services that are comparable to ours. Mail.ru’s search market share was 3.4% and 2.2% in 2017 and 2018, respectively.  We also view a number of social networking sites as increasingly significant competitors. In light of their large audiences and the significant amount of information they can access and analyze regarding their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising that could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users.

In addition, our business units, which include Taxi, Classifieds and E-commerce, face significant competition in their respective business areas.

Our Taxi business, a joint venture with Uber which we completed in February 2018, faces competition from Citymobil, Gett and Vezet, as well as a variety of other taxi and ride-sharing operators and dispatch services. In addition, although Yandex.Taxi and Uber operate as a joint venture in Russia and neighboring countries, our Taxi business may also compete with Uber in jurisdictions outside the scope of our joint venture territory.

Our Classifieds business faces competition from a range of online and offline classified services, including Avito (in real estate and automobile sales), CIAN (in real estate), and Drom.ru (in automobile sales); and Yandex.Market’s E-commerce business faces competition from online retailers and marketplaces, including AliExpress, Avito, Ozon and Wildberries, as well as offline retailers.

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

We expect that our online advertising revenues growth rate will decline over time as a result of a number of factors, including continuing macroeconomic challenges in Russia, challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in the number of internet users in Russia as overall internet penetration increases. A decline in our online advertising revenue growth rate may negatively impact the rate of growth of our revenues on a consolidated basis.

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

•

investments we make in our businesses, in particular our experimental businesses within Other Bets and Experiments, Taxi segment, which includes our food delivery business and self-driving solution, as well as our initiatives related to the Internet of Things;

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

As the Russian internet market matures, our future expansion will increasingly depend on our ability to generate revenues from new businesses, from new business models or in other markets. If we do not continue to innovate and provide services that are useful and attractive to our users, we may be unable to retain them and may become less attractive to our advertisers, which could adversely affect our business, financial condition and results of operations.

As internet usage has spread in Russia, the rate of growth in the number of internet users has been declining. Our success depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to, or better than, ours. As our core market matures, we will need to provide new services, further exploit non-core business models, such as our Taxi, E-commerce and Classifieds business units, or expand into new geographic markets in order to continue to grow our revenues at previously achieved levels. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, could be significant.

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

Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through smartphones, wearable devices, and handheld computers such as tablets, as well as through video game consoles, smart TVs and television set-top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 39% in the fourth quarter of 2017 to approximately 49% in the fourth quarter of 2018, while the percentage of our search revenues generated from mobile devices increased from approximately 31% to approximately 41% between those periods.

Each manufacturer or distributor of mobile or other devices may establish unique technical standards for its devices, and as a result our products and services may not work or be viewable on these devices. Some manufacturers may also elect not to include our products on their devices, or may be prohibited from doing so pursuant to their agreements with other parties. Although Google is prohibited from arrangements restricting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine in Russia, it is difficult to anticipate the long-term effects of such changes on our market shares in its Chrome browser and Chrome widget.  In addition, consumers are increasingly accessing content directly via applications, or “apps”, tailored to particular mobile devices or in closed social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in adapting our products and services and developing competitive new products and services. See also “—As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.”

We expect to continue to devote significant resources to the creation, support and maintenance of mobile products and services. If we are unable to attract and retain a substantial number of device manufacturers, distributors and users to our products and services, or if we are slow to develop products and technologies that are more compatible with such devices and platforms, we will fail to capture the opportunities available due to consumers’ and advertisers’ transition to a dynamic, multi-screen environment. Furthermore, given the importance of distribution and application pre-installation arrangements with the most popular device manufacturers to the successful operation of our business, failure to reach such arrangements may adversely affect our business, financial condition and results of operations.

We generate almost all of our revenues from advertising, which is cyclical and seasonal in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition and results of operations.

In the past three years, we generated on average 89% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting the overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. According to AKAR, the rate of growth in online advertising expenditures was 22% in 2018, compared to the similar period of 2017, and 22% in 2017 compared to 2016, up from a growth rate of 21% in 2016 compared with 2015. Any decreases in online advertising spending due to economic conditions, or other reasons, could materially adversely impact our business, financial condition and results of operations.

Advertising spending and user traffic also tend to be seasonal, with internet usage, advertising expenditures and traffic historically slowing down during the months, when there are extended Russian public holidays and vacations, and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied upon as an indication of future performance. Furthermore, as our business becomes more diversified, seasonal changes may have different effects on various lines of business.

 Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

We have significantly diversified our revenue streams in the recent years, however, the sale of online advertising in Russia still accounts for a sizeable portion of our overall revenue. Although the use of the internet as a marketing channel in Russia is already mature, the internet continues competing with traditional advertising media, such as television, print, radio and outdoor advertising. Although advertisers have become more familiar with online advertising in recent years, some of our current and potential customers still have limited experience with online advertising and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may be less inclined to consider the internet effective in promoting their products and services compared with traditional media.

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

Our Yandex.Taxi business now operates as a joint venture with Uber, while our Yandex.Money and Yandex.Market businesses operate as joint ventures with Sberbank. We hold an approximately 61% interest in our Yandex.Taxi joint venture.  We hold an approximately 25% interest in Yandex.Money and we and Sberbank each hold a 45% interest in Yandex.Market. Sberbank is the holder of our priority share and Herman Gref, its chief executive officer and chairman, serves as one of our non-executive directors. Our joint venture partners have certain shareholder and contractual rights in respect of the management of these joint ventures, and therefore we do not have sole control over the management or operations of our joint ventures. The level of control exercisable by us depends on the size of our interest and the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants.

We may face financial, reputational and other exposure (including regulatory actions) in the event that any of our partners fail to meet their obligations under the arrangements, encounter financial difficulty, or fail to comply with local or international regulation and standards. A temporary or permanent disruption to these arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls, could adversely affect our results of operations.

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
•

potential impairment charges or write-offs due to changes in the fair value of our business units as a result of market volatility or other reasons that we may not control which could have a material adverse effect on our financial results;

•	regulatory hurdles including in relation to the antimonopoly and competition laws;
•	the risk that any future proposed transaction fails to close, including as a result of political and regulatory challenges and protectionist policies; and
•	challenges in maintaining or further growing our business units, or achieving the expected benefits of synergies and growth opportunities in connection with these transactions.

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

Revenues from advertising on our ad network partner websites represented 23.4% of our online advertising revenues in 2018 compared with 25.5% in 2017. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners, other than our agreement to power paid search results on Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor’s advertising services, our revenues would decline.

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

Our most significant distribution partner in 2018 was Opera, which offers mobile and desktop browsers, and where Yandex is the default search in certain search entry points. Each of our other distribution partners constitutes less than 10% of our total distribution traffic acquisition costs. If we are unable to continue our arrangements with Opera, or maintain existing or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.

We license much of our content from third parties, such as music, news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers, this would likely result in a loss of user traffic. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations. In addition, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses.

Our business benefits from a strong brand. Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and result of operations.

We believe that the brand identity that we have developed through the strength of our technology, our user focus and, in particular, our ability to deliver compelling content, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. As described below, several of our business units operate as joint ventures.  Although we have sought to implement appropriate controls and protections, depending on specific terms of joint venture arrangements we may have more limited ability to ensure that these businesses are operated in a manner that is consistent with the broader Yandex brand.

Maintaining and enhancing our brand, especially in relation to mobile services, will depend largely on our ability to continue to be a technology leader and a provider of high-quality, reliable services, which we may not continue to do successfully.

If we fail to manage effectively the growth and increasing complexity of our operations, our business, financial condition and results of operations could be adversely affected.

We have experienced, and continue to experience, growth in our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure.

We have carved out certain of our services into separate business units in order to facilitate the growth of those services. Management of these separate business units, some of which now operate as joint ventures with third-party partners, requires additional administrative effort, which may put strain on our management and other resources. If we do not effectively manage our growth and the operation of our business units, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

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

We have limited experience with operations outside Russia, and in 2018 derived only approximately 7.5% of our revenues from customers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues from our core services in the new geography. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

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

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We have carved-out a number of our services into separate business units, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. We operate several of our business units as joint ventures with other parties and may establish new joint ventures in future. In such situations our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin‑off of certain business units or further establishing of joint ventures and partnerships may cause the loss of some of our clients, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

The loss of any of our key personnel, or a failure to attract, retain and motivate qualified personnel, may have a material adverse effect on our business, financial condition and results of operations.

Our success depends in large part upon the continued service of key members of our management team and technical personnel, as well as our continued ability to attract, retain and motivate other highly qualified engineering, programming, technical, sales, customer support, financial and managerial personnel.

Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plans, we cannot guarantee that we will be able to retain our key employees. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial award fully vests. Decline of the market value of our shares could also make such equity awards less effective in retaining our key employees, especially for options issued above the current trading price. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

The competition for software engineers and qualified personnel who are familiar with the internet industry in Russia is intense. We may encounter difficulty in hiring and/or retaining highly talented software engineers to develop and maintain our services. There is also significant competition for personnel who are knowledgeable about the accounting and legal requirements related to a NASDAQ listing, and we may encounter difficulty in hiring and/or retaining appropriate financial staff needed to enable us to continue to comply with the internal control requirements under the Sarbanes-Oxley Act and related regulations.

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

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 650 patent applications, of which more than 250 have resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

The software, databases, algorithms, images, patentable intellectual property, trade secrets and know-how that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor’s agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright and related rights as well as rights to file patent applications with respect to such products and have the intellectual property rights required for their further use and disposal subject to compliance with certain requirements set out in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. We may not prevail in any such action and any successful claim, although unlikely to be material, could adversely affect our business and results of operation.

We may be held liable for information or content displayed on, retrieved by or linked to our by websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operetions.

The law and enforcement practice relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and certain other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services, including if appropriate licenses and/or rights holder’s consents have not been obtained. For example, we have previously been involved in litigation regarding alleged copyright infringement in the United States. We are also regularly required to remove content uploaded by users on grounds of alleged copyright infringement, and from time to time we receive requests from individuals who do not want their names or websites to appear in our search results. Under amendments to the applicable laws, introduced in 2018, any companies and their officers may be held liable for the failure to delete or to stop distributing such information as is required by a court enforcement officer’s act. The liability may include penalties for companies and imprisonment for officers.

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

The governments of the countries in which we operate are increasingly developing legislation aimed at regulation of the internet, in many places expanding liability and creating new obligations for companies that operate in the internet. For example, under legislation adopted in 2017, we are required to delist search results linking to websites that have been blocked in Russia for repeated copyright infringements. We had to subscribe to the registry of all blocked websites maintained by Roskomnadzor in order to delist search results linking to the websites identified in this registry. New legislation and regulations may impose additional new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit.

Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require a request from the governmental authority to take down the allegedly infringing or illegal information prior to blocking of a particular website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. An analogous simplified blocking process has been proposed in a recent draft legislation with regard to violation of copyright and related rights (e.g. to videos posted online).

Moreover, under the recent amendments to the legislation the website might be blocked if the information published there contains disrespectful and indecent statements about the society, state, Constitution, governmental authorities etc. Additionally, the subjects who are accused of disseminating such statements can face administrative fines.

In addition, in 2018 we became party to an anti-piracy memorandum signed between the major Russian IT companies and copyright holders. This memorandum stipulates an out-of-court procedure that obligates search engines to remove URLs to infringing audio-visual content at the request of the rights holders. The memorandum will be valid until September 1, 2019. By that time a corresponding draft law should be elaborated on the basis of this memorandum. Apart from that, under a recent draft resolution of the Supreme Court of the Russian Federation, the liability may be imposed for the the provision of access to materials that violate IP rights (including in a form of links). If this resolution is adopted, it might be potentially applied to us.

The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. In certain cases, even removal of illegal information does not eliminate the risk of website blocking or reinstate access to the blocked website. For example, Russian legislation allows for permanent blocking of websites for repeated violation of copyright and related rights. A number of large websites have been blocked pursuant to this legislation so far, e.g. a major hosting provider. We may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws, we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers. Although we believe that we are in full compliance with applicable laws, the application of new norms by government authorities might be sometimes inconsistent or unpredictable.

As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.

Social networks are important players in the internet market and have a significant degree of control over the manner and extent to which information on their websites can be accessed through third-party search engines. Information can also be stored in other closed systems, such as mobile apps.

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

As we expand our services, we will need to continue to invest in new technology infrastructure, including data centers. We may have difficulty in expanding our infrastructure to meet increased demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

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

The integration of new businesses presents a number of challenges, including differing cultures or management styles, poor financial records or internal controls on the part of the acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes as a result of under-performing assets.

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

Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or one of our joint ventures, or breaches of customers’ privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint ventures and damage relations with them. Alternately, should breaches of customers’ privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of our one or more of our joint ventures. Any inability by us or our joint ventures to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. In case of failure to maintain effective customer service by us or by one of our joint ventures, our reputation may suffer and we may lose our customers’ confidence, which may adversely affect our business, financial condition and results of operations.

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

Our Russian headquarters are currently located in approximately 88,000 square meters of rented property in central Moscow, with leases expiring in 2021 on a portion of our properties under lease. In order to secure sufficient office space to support our expected future growth, in December 2018 we acquired a property site for a new Moscow headquarters situated at 15 Kosygina Street. We may encounter challenges in developing our headquarters design proposal for the site and obtaining the required approvals for the finalized project. In addition, we may face difficulties in managing or coordinating a development process. If the development project is not finished by the time our current and future lease expires, we may need to negotiate a new lease for our current or future premises, and may be unable to secure favorable terms, or may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk.

Additional risks Related to Doing Business and Investing in Russia and Other Countries in which We Operate

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

New legislation under discussion in the Russian government may potentially affect the services we provide.  In particular, there have been proposals regarding the regulation of taxi services, including on-line taxi aggregators. Adoption of new regulation in this area may result in new obligations and restrictions on our Taxi business.

Since 2017 the Russian State Duma has also been considering whether to impose new requirements on the owners of social networks. The owners of social networks could be obligated to delete certain types of information from their websites at request of users. Although we believe that we would not be affected by such legislation, it could be interpreted in such a way that it affects our business. If we fail to comply with applicable legal requirements, we may face fines, penalties or sanctions.

Applicable legislation imposes restrictions and requirements on us with respect to the processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.

The collection and handling of user data by any entity or person in Russia (as in many other countries) may be subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In Russia, in order to store an individual’s personal data, we must obtain his or her written consent (when required by the applicable legislation) and use encryption and other technical means to protect his or her personal data. We do not collect or perform any operations on our users’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites.

Subject to several exemptions, processors of personal data must notify the appropriate Russian authority. We do not believe that we are required to make this notification.  However, due to the absence of established court practice and official guidelines on the application of the exemptions to notification, we cannot assure you that the regulator may not take a view that we nevertheless have to file a notification or comply with other requirements applicable to processors of personal data. If we are ultimately required to file such a notification or otherwise are determined to be subject to the rules regarding the collection and handling of personal data, we may be required to use special technical facilities and equipment and to adopt extensive internal compliance rules for the protection of personal data, which may adversely affect our ability to flexibly manage our business or make it costlier to do so. Furthermore, several companies in our group will undergo a planned inspection by the competent Russian authority during 2019. If this authority comes to a conclusion that companies in our group fail to comply with the applicable data protection legislation, we could experience financial and reputational losses and could be restricted from providing certain types of services until we comply with the requirements.

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

Additionally, in Russia, “organizers of information distribution” are required to notify the relevant Russian authority about the commencement of their operations, and must retain a broad range of data relating to and generated by their users for a period of time, which must be provided to the authorities at their request. Our principal subsidiary operating in Russia has notified the relevant Russian authority that it acts as an organizer of information distribution with respect to some of the services it provides. Organizers of information distribution that use encryption when delivering or processing electronic messages are required to provide the security authorities with information necessary for decoding the delivered or processed messages. Compliance with these requirements may require significant expenditures by us, including additional data centers, servers and other infrastructure or software development. Data retention may also harm our reputation with users. If we fail to comply with the above requirements, the Russian authorities can block access to our services in Russia.

Under Russian law, companies are also required to store all personal data of Russian users in databases located inside Russia. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data related to their users and that may elect not to comply with such requirements in Russia. However, any non-compliance with this requirement could lead to legal liability and potentially to restriction of the availability of the service in Russia. For example, in 2016 a Russian court ordered the blocking of access to a popular social networking website for violation of data protection legislation.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. For example, the General Data Protection Regulation (the GDPR) came into force in May 2018 in the EU. Although we have only modest operations in the EU and therefore our exposure under the GDPR should be limited, we believe that we are taking all necessary steps to comply with the GDRP. However, if we fail to interpret all the requirements of the GDPR in accordance with the official interpretation, we may be held liable for noncompliance. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to the production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability and other adverse consequences. Further, current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

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

Many of our global competitors, such as Google and Microsoft, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia. Russian laws and regulations that are applicable to us, but not to our foreign competitors, may impede our ability to develop and offer services that compete effectively on a global scale as well as in Russia with those offered by our foreign-based competitors and generally available worldwide over the internet. For instance, our foreign competitors might be not in compliance with the requirement of the Russian data protection legislation to store all personal data of Russian users in databases located inside Russia. In addition, our foreign competitors have not joined an anti-piracy memorandum signed between the major Russian IT companies and copyright holders. This memorandum stipulates an out-of-court procedure that obligates search engines to remove URLs to infringing audio-visual content at the request of the rights holders. Any inability on our part to offer services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

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

Russia’s banking and other financial systems are less well-developed and regulated than those of some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms. In addition, the United States and European Union have imposed “sectoral” and related sanctions on named Russian banks in connection with developments in Ukraine. See “—The adoption and maintenance of international embargo, economic or other sanctions, in particular with respect to the conflict in Ukraine, may have a material adverse effect on our business, financial condition and results of operations”.

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

We do business with a number of companies, especially small companies that may not always operate in a fully transparent manner and that may engage in unpredictable or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have been approached by government authorities from time to time regarding potential tax claims or other compliance matters in connection with such transactions. For example, in 2016 we received a claim from the Russian tax authority with respect to one of our distribution agreements with a Russian software developer. We have paid the claim in full.

As we are a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we could have had knowledge of or aided such practices even when we did not.

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

Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet. Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with tax audits routinely undertaken at least every two years. A tax audit of our principal Russian subsidiary covering 2015 and 2016 was completed in 2018 and the resulting tax claims were fully accrued in our 2018 financial statements.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.

In 2018, our principal Russian operating subsidiary distributed dividends to our parent company (Yandex N.V.) and applied withholding tax at a 5% rate in reliance on the provisions of the Netherlands‑Russia tax treaty.

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

We did not provide for dividend withholding taxes on the unremitted earnings of our non‑Dutch subsidiaries for 2012 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. As of December 31, 2018, we had an accrual of RUB 391 million ($5.6 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary’s current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2018, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 71,752 million ($1,032.8 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 3,588 million ($51.6 million) as of December 31, 2018. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

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

The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	macroeconomic and geopolitical developments, including those specific to the internet and online advertising both in Russia and globally;
•	changes or proposed changes in the regulation of our services by the applicable government authorities, including with respect to operational requirements and governance;
•	market rumors (for example, rumors regarding potential changes to our capital structure in October 2018 had an immediate negative impact on the price of our Class A shares);
•	quarterly variations in our results of operations or those of our competitors;
•	fluctuations in our share of the internet search market;
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

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 15, 2019, our founder, directors, senior management (and their affiliates) and principal non‑institutional shareholders together own 93.8% of our outstanding Class B shares and 3.65% of our outstanding Class A shares, representing in the aggregate 54.92% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 85.03% of our outstanding Class B shares and 0.12% of our outstanding class A shares representing in aggregate 48.41% of the voting power of our outstanding shares. As a result, our founder, directors, senior management and their affiliates have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets.

This concentrated control limits your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected.

At the same time, if our principal shareholders cease to have absolute voting control over Yandex N.V., as a result of conversions of Class B shares or the issuance of a substantial number of Class A shares, this may also present risks for our company and business, including with respect to the regulatory environment in which we operate. Russia has previously enacted legislation restricting foreign ownership in sectors that the authorities deem to be of strategic importance, and while to date no such actions have been taken with respect to internet companies, the loss or potential loss of voting control by insiders of the Company may be viewed unfavorably by the authorities. These risks may also include it being more difficult for us to obtain shareholder approval for matters that we believe are in the best interest of our business.

Certain of our directors and shareholders and their affiliates may have interests that are different from, or in addition to, the interests of other Yandex shareholders.

Some of our directors are affiliated with investment funds or financial institutions that have investments in other businesses or entities that currently or may in the future compete with us or with whom we may enter into transactions. For example, one of our directors, Herman Gref, is CEO and Chairman of Sberbank, with which we have joint ventures with regards to Yandex.Market and Yandex.Money. These affiliations may require such directors to recuse themselves from consideration of certain transactions or may otherwise create real, potential or perceived conflicts of interest.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2018 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

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

In addition, the rights of our shareholders are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

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

For a discussion of our principal acquisitions and joint venture formation in 2018, see “Operating and Financial Review and Prospects—Recent Acquisitions and Formation of Yandex.Market joint venture in 2018”.

Business Overview

Our Business

Yandex is one of the largest internet companies in Europe. Since 1997, Yandex has delivered world-class, geographically relevant search and locally tailored experiences on all digital platforms, based on its innovative technologies. Yandex operates Russia’s most popular search engine. We also provide a number of other services, including market-leading on-demand transportation services, navigation products, classifieds and entertainment services in Russia and other regions, including CIS, Central Europe, the EU, Africa and the Middle East. Yandex’s goal is to help consumers and businesses better navigate the online and offline worlds.

Yandex is a technology company that builds intelligent products and services powered by machine learning. Our products and services are based on complex, unique technologies that are not easily replicated. Benefiting from Russia’s long‑standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company.

We derive a substantial part of our revenues from online advertising. We enable advertisers to deliver targeted, cost‑effective ads that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third‑party websites that make up our Yandex Advertising Network. Through our ad network, we extend the audience reach of our advertisers and generate revenue for both our network partners and us. We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats across different platforms. A few years ago, we embarked on a strategy to diversify our revenue streams and broaden the appeal of our ecosystem. Other revenue streams are growing rapidly and come from our ride-sharing service, classifieds and other initiatives, including music subscription and event tickets sales within our Media Services, as well as Other Bets and Experiments, particularly by our car-sharing business and personalized content feed.

Our businesses are organized in the following operating segments:

•

Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below. Since Q1 2018, our Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, previously reported in Other Bets and Experiments, and Yandex.Travel, previously reported in Classifieds;

•

Taxi (including our ride-sharing business, which consists of Yandex.Taxi as well as Uber in Russia and other countries, Food Delivery business, which includes Yandex.EATs, Uber.EATs and Food Party, a meal kit subscription service, and our Self-Driving Cars division);

•	E‑commerce (including the Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank);
•	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs);
•

Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus, which we launched in Q1 and Q2 2018 respectively);

•	Other Bets and Experiments, including:
•	Zen, our proprietary algorithmic personalized content feed;
•	Yandex.Cloud (prior to Q1 2018 was a part of Search and Portal segment);
•	Yandex.Drive, our car-sharing service, launched in February 2018;
•	Geolocation Services;
•	Yandex.Health (prior to Q1 2018 was a part of Search and Portal segment);
•	Yandex Data Factory.

Other Bets and Experiments aim to develop current successful business models and create new ones. Once an experiment becomes sizable enough, represents a new business model, and has good prospects for future development, we may decide to designate it a business unit and report it accordingly, while unsuccessful experiments may be shut down or reabsorbed by one of our other segments.

Search and Portal

We offer a broad range of world-class, locally relevant search and information services that are free to our users and that enable them to find relevant information quickly and easily.

Yandex Search

Our search engine offers almost instantaneous access to the vast range of information available online. We utilize linguistics, mathematics, machine learning and AI to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to our users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users.

Yandex also provides users with one of its major products, such as search, mail, weather, browser and other services, in Belarus, Kazakhstan, Turkey and Uzbekistan, offering local customers advertising services.

Yandex Search generated 56.3% of all search traffic in Russia in 2018 and 56.9% in March 2019, according to Yandex.Radar, a search traffic and browser usage analytics tool based on Yandex.Metrica data. In 2018 our search share on desktop and mobile reached 67.1% and 46.5%, respectively. In March 2019, our search share averaged 68.5% on desktop and 49.0% on mobile, respectively, with mobile search share of 51.6% on Android and 40.1% on iOS. The percentage of our total search traffic generated from mobile devices averaged approximately 49% in Q4 2018 compared with 39% in Q4 2017, while the percentage of our search revenues generated from mobile devices increased to approximately 41% in Q4 2018 from approximately 31% in Q4 2017.

Personal Services

Yandex.Mail provides users with fast and easy access to their email.

Yandex.Disk is our cloud‑based storage service that allows users to upload, store and share content online. In 2018, we started offering Disk Pro, a subscription-based option, which provides users with a wider range of features in Yandex.Disk.

Yandex.News

Yandex.News is the most visited online news aggregation service in Russia, providing a comprehensive media overview for our users. We aggregate and present local, national and international news. The selection of news is fully automated and editorial-free.

Yandex.Weather

Our Yandex.Weather service offers hyperlocal, real-time weather information based on our proprietary weather forecasting technology, Meteum. Powered by machine learning, it gives accurate forecasts at the level of individual neighborhoods across the world. In 2018, based on our AI, neural networks and satellite technologies, we empowered our up-to-the-minute weather forecast service by using satellite imagery as a new data source for precipitation maps to provide users with highly advanced and accurate weather updates.

Yandex.Travel

Yandex.Travel is our travel aggregator service, which allows users to search for flight tickets and hotels, as well as to compare prices. The service also offers users an opportunity to purchase train and intercity bus tickets. Yandex.Travel is integrated into the services of Yandex’s ecosystem and, in addition to Yandex.Travel websites, provides services directly from Yandex search results and Yandex.Maps.

Alice

In October 2017, we launched Alice, the first conversational intelligent assistant for the Russian market. Alice assists users with a wide array of information needs, such as factoid questions, weather forecasts, directions and currency exchange rates, and also helps users to manage daily tasks, such as ordering in from a restaurant or hailing a taxi. Alice is not limited to predefined scenarios and includes a general “chit-chat” mode – a unique feature among intelligent assistants that has been enthusiastically embraced by millions of users. It also benefits from the near-human level of speech recognition accuracy (based on the Word Error Rate measurement) provided by the Yandex SpeechKit platform. In May 2018, we launched a developers skill platform, Yandex.Dialogues, designed to make it easy for any third-party developer to create new skills for Alice. As of December 2018, Alice had expanded from its initial core functionalities to over 50,000 skills, which include both human operators and chat-bots. While initially only accessible through our search app, Alice is now also available in Yandex.Browser, Yandex.Navigator, Yandex Launcher, Yandex.Station, Yandex.Auto and Yandex.Phone, as well as on third-party platforms, such as Sony Experia Ear Duo, Elari KidPhone 3G, and the smart speakers Irbis A, Dexp Smartbox and Elari SmartBeat.

Turbo pages

Launched in mid-2017, Turbo pages is a new format of displaying content on mobile devices, which loads several times faster than regular web pages and is optimized for smaller screens. Our Turbo pages are easier to implement compared to other similar products and offer monetization from Yandex out of the box. Turbo pages are available on Search, Zen and News. As of December 2018, Turbo pages appeared on 50% of search engine result pages on mobile.

Yandex Search App

Enhanced with Alice, the first conversational voice assistant on the Russian market, Yandex Search App integrates Yandex’s must-have services into one app, including Search, Maps, News, Zen, Weather and many others. In 2018, the Yandex Search App audience reached 36 million users on a monthly basis in December 2018, doubling compared to the prior year. As of the end of 2018, our Search App was installed on 48% of Android smartphones in Russia and generated 40% of Yandex’ search traffic on the Android platform.

Yandex Browser

Our Yandex Browser is the second most popular browser on desktops and the most popular non-native browser on mobile platforms in Russia. Yandex Browser is committed to delivering high-quality user experiences and to ensure security for users online. Yandex.Browser’s built-in Antishock technology blocks malicious and fraudulent advertising and its “Protect” technology offers comprehensive protection against the majority of online threats. For example, Yandex.Browser checks all downloaded files for viruses, warns users about dangerous websites, encrypts users’ passwords when using public Wi-Fi networks, and ensures safe payments. In 2018, we introduced native ad blocking in the Russian version of Yandex Browser to enhance users’ browsing experience by filtering intrusive advertising. Moreover, we started offering an energy-saving mode, making Yandex.Browser the most energy-efficient browser, according to the tests of ixbt.com, the Russian information and analytical website focused on IT technologies.

The combined share of our desktop and mobile visits processed through Yandex Browser in Russia reached 20.5% in March 2019, according to Yandex.Radar.

Yandex Launcher

Yandex Launcher is our free Android user interface, which integrates our voice-assistant Alice and Yandex’s services, such as Yandex.Zen, Yandex.Weather and other, and allows users to adapt their Android phones to fit their style and fill it with interesting content from all over the internet.

Hardware products

Yandex.Station

In May 2018, we launched Yandex.Station, the first smart speaker designed for the Russian market and Yandex’s first hardware product, equipped with our AI assistant, Alice, to help users manage their daily tasks. Yandex.Station provides a complete in-home multimedia entertainment experience. As the first smart speaker with both audio and video capabilities, it plays music and also streams films, videos and television through its HDMI port to any connected display. Currently, Yandex.Station has access to Yandex's video streaming service KinoPoisk, as well as a wide range of other content including premium content provided by our partners.

Yandex.Phone

In December 2018, we unveiled our first smartphone, Yandex.Phone, which is fully powered by Yandex’s intelligent assistant, Alice. Our smartphone integrates a suite of our advanced mobile services from the Yandex ecosystem, which along with Alice offers a highly personalized mobile experience based on the users’ location, routine, and usage pattern. For example, our smartphone provides traffic updates for the daily commute with turn-by-turn navigation from Yandex.Maps, suggests a personalized Yandex.Music playlist, or sends forecast updates from Yandex.Weather, while our voice-controlled AI assistant helps with managing daily tasks, such as adding an event to the calendar.

Our Monetization and Advertiser Services

We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats.

Performance‑based ads are principally targeted to a particular user query on our search engine result pages, and on the search result pages of our partners, as well as to the content of a particular website or webpage being viewed, or to user behavior or characteristics. Such ads are clearly marked as paid advertising and are separate from our organic search results and non-advertising content.

Most of our revenues are generated from performance‑based advertising, on a pay‑per‑click basis, with a smaller, but growing portion of revenues generated from brand advertising and video advertising, based on the number of impressions delivered. We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws.

Yandex.Direct

Yandex.Direct is our auction‑based advertising placement platform, which uses auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost‑effectively deliver relevant ads targeted at particular search queries or content on Yandex websites or third‑party websites in the Yandex ad network. Advertisers may use our automated tools, often with little or no assistance from us, to create performance‑based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, online sign‑up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. Recently we enhanced Yandex.Direct with an opportunity to place display ads right in the system. We also offer a Yandex.Direct mobile app to better facilitate advertisers’ access to our service to manage their advertising campaigns.

Performance‑based ads on our desktop search engine results page (SERP) appear in one of several general categories: top of the page, appearing above the organic search results and featuring up to four paid links on desktop and up to three paid links on mobile; and bottom of the page, which appears either below the organic search results or the right-hand block located to the right of the organic search results, featuring up to nine paid links in total on desktop and up to one paid link on mobile. In late 2017 we started to test the concept of Templates – our new ad placement formats tailored to a search query of a particular user. Templates allow advertisers to dynamically enrich their ads with additional elements, such as quick links, contact information, working hours, merchants’ ratings, images and others. We are constantly rolling out new templates and testing new formats. In April 2018, we introduced the change in our search engine results page layout. Instead of our typical ad placement blocks, paid links are mixed with organic search links, whereby our algorithms choose which format is more appropriate and efficient in each particular situation in order to provide a more personalized SERP. Advertisers bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. Yandex.Direct continues using a Vickrey‑Clarke‑Groves (VCG) auction to serve ads on our SERP.

Yandex Advertising Network

Our Yandex Advertising Network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads on websites, digital panels and other, based on user behavior or characteristics or website content. Among our partners are some of the largest Russian websites, including Mail.ru, Rambler, Bing, Avito.ru, Gismeteo.ru and others.

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

Yandex’s video advertising network allows users to place full-screen videos, video ads on pages of websites and ads within the video content available on over 200 advertising platforms, including desktop and mobile websites, mobile and Smart TV applications. Yandex’s video ad network covers over 37 million users. Yandex’s technologies enable users to provide advertising to the targeted audience and offers analyses of its efficiency through different tools and instruments, such as Brand Lift or video roll analysis.

In 2018, Yandex started offering auction-based digital outdoor advertising opportunities in partnership with leading outdoor advertising players in Russia, Gallery and RussOutdoor. Outdoor ads are sold on a thousand opportunity-to-see (OTS) basis. We allow advertisers to run ad campaigns during certain periods of time with a real-time management opportunity and deep analysis of efficiency. Yandex’s technologies also make it possible to estimate the audience coverage, and to divide it into segments in accordance with received anonymized data on interests and social-demographic characteristics, which can be also used for Yandex.Direct retargeting.

In 2018, we also launched indoor advertising based on facial recognition technology provided by Addreality, which develops software for centralized customer management on various display devices. Yandex provides relevant advertising to the targeted audience, defined by facial recognition technology based on gender and approximate age of viewers. When ads are shown to different types of viewers, we charge advertisers only for ads shown to the targeted audience. The system uses only anonymized data and does not make video recordings.

Programmatic advertising

We have developed a range of programmatic advertising products, which utilize real‑time bidding, or RTB, technologies to provide effective solutions to our publisher and advertiser partners. Our RTB ad exchange connects our performance‑based demand‑side platform (DSP) Yandex.Direct, to our display‑based DSP (called AWAPS) as well as to integrated third-party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, search and browsing history, etc. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through ADFOX, we provide a supply‑side platform to our publisher partners. ADFOX is able to mediate in real‑time between programmatic brand ads from AWAPS, performance‑based ads from Yandex.Direct, ads from integrated third-party DSPs and the publisher’s own direct sales.

Mobile Advertising

We offer our advertisers the ability to display ads on mobile versions of Yandex services, including Search, Zen, our Advertising Network partner websites, and in mobile applications, including Yandex Search App. Advertisers are able to set up their mobile bid as a coefficient of their desktop bid.

Analytics tools

Our web analytics system, Yandex.Metrica, has the largest coverage among web analytics platforms in Russia. It is also one of the three most popular web analytics system tools in the world. Yandex.Metrica combines near real-time reporting tools with intuitive heat maps and session replay. It features online-to-offline and cross-device tracking, easy-to-use attribution models, intuitive dashboards and fully customizable reports and segments. Yandex.Metrica filters out referral spam and bot traffic and lets site owners monitor ad blocker usage – all out-of-the-box. Yandex.Metrica provides the Logs API to export all raw data in order to accomplish complex tasks. Yandex.Metrica is available without any data caps or sampling, regardless of the traffic volume.

We also provide users with AppMetrica, a universal app analytics and marketing platform for install attribution that can be used for tracking various kinds of ad campaigns, as well as for product analytics, crash reports and push campaigns.

Yandex.Radar is our market analytics tool, which provides advertisers, webmasters, analysts, and other internet marketing professionals with accurate statistics on the internet technology trends in different countries. Yandex.Radar's technology reports are based on Yandex.Metrica aggregated data and provides statistics on search market shares and browser usage, as well as traffic breakdown by operating system and device type. In November 2018, we introduced Yandex.Radar's “Top internet resources”, which represents the first ranking featuring cross-device audience data for the top 10,000 sites popular among visitors from Russia.

Taxi

Taxi

Yandex.Taxi is our ride-sharing service, established in 2011. The service benefits from our robust expertise in machine learning and our world-class navigation and mapping technologies, allowing us to increase efficiency and improve fleet utilization.

We continue developing our ride-sharing service to provide the best user experience. Our forward dispatch technology allows us to better utilize the fleet, our smart pick-up points allow users to more efficiently manage travel time and reduce fares, and our upfront pricing, which provides fixed pricing for the trip, is appreciated by users.

On February 7, 2018, Yandex.Taxi and Uber completed the combination of their ride-sharing businesses in Russia and neighboring countries, including Kazakhstan, Azerbaijan, Armenia, Belarus, Georgia, Kyrgyzstan and Moldova. Uber invested $225 million and Yandex invested $100 million in cash in the combined company, and the combined business had more than $400 million in cash on hand at closing. The combined company was held approximately 59.3% by Yandex, 36.9% by Uber, and 3.8% by employees of the group on a fully diluted basis. Tigran Khudaverdyan, who previously led Yandex.Taxi, became the CEO of the combined business. The combined company supervisory board consists of four designees of Yandex and three designees of Uber.

Consumers are now able to use both Yandex.Taxi and Uber apps, while the driver-side apps have been integrated, leading to shorter passenger wait times, increased driver utilization rates, and higher service reliability.

In 2018 Yandex.Taxi more than doubled the number of countries where it operates, launching in Latvia, Uzbekistan, Estonia, Serbia, Lithuania, as well as in Ivory Coast, Finland and Israel, where we started operating under the new brand Yango. As of December 31, 2018, the combined company operated in 16 countries.

Food Delivery

In late December 2017, Yandex acquired FoodFox. In the first quarter of 2018, as part of the transaction between Yandex.Taxi and Uber, UberEATs was also contributed to the combined company. In February 2018, FoodFox and UberEATs started operating under the Yandex.EATs brand.

Yandex.EATs has been growing rapidly. The service expanded from Moscow to a dozen cities in Russia, having increased the number of restaurants from 2,000 in early 2018 to over 8,000 at the end of 2018. In December 2018, the service delivered over 1 million orders. To better control service quality, we utilize own delivery for approximately 85% of all orders. Leveraging Yandex’s advanced technologies to optimize the routing and logistics, Yandex.EATs’ average delivery time was 32 minutes in December 2018.

We are also seeking to further strengthen our position in Food Tech. In October 2018, we completed the acquisition of a majority stake in Food Party, one of Russia's largest meal kit subscription service providers.

Self-Driving Cars

In late 2016 we started working on our driverless technologies, creating a fully-fledged autopilot functionality, which is described as Level 5. In May 2017 we unveiled our first prototype of a self-driving car, which incorporates Yandex’s world-class technologies, such as mapping, real-time navigation, AI, machine learning and cloud technologies, allowing a self-driving car to make decisions in complex environments.

We have been actively testing our autonomous vehicle and rapidly advanced from tests on Moscow streets and the 780 kilometer federal highway from Moscow to Kazan, to the first autonomous ride-sharing services, which we provide in two Russian cities, Innopolis and Skolkovo, right through the Yandex.Taxi app.

In November 2018, we received a license to operate our self-driving car in the state of Nevada and demonstrated the advanced capabilities of our autonomous vehicle at CES, Las Vegas, which took place in January 2019. We have also started testing our self-driving car on public roads in Tel Aviv, Israel, after we obtained the relevant permission from the Israeli Ministry of Transportation and Road Safety in December 2018.

E‑commerce

Launched in 2000, Yandex.Market is one of the most popular internet services in Russia, providing product information, price comparisons and user generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and “brick and mortar” retailers, and currently feature over 160 million offerings in approximately 3,000 product categories from over 21,000 domestic and international merchants. Similar to Yandex.Direct, Yandex.Market is mainly priced on a cost‑per‑click (CPC) basis and recognizes revenue only when a user clicks on product offerings placed by merchants on Yandex.Market.

In April 2018, Yandex and Sberbank of Russia completed the formation of a joint venture based on Yandex.Market to further develop domestic and cross-border e-commerce marketplaces, in addition to comparison shopping. Sberbank invested 30 billion rubles (approximately $500 million) into the new joint venture. At closing, the joint venture was valued at 60 billion rubles (approximately $1.0 billion). The two partners own equal stakes in the joint venture. Ten percent of the JV’s shares are reserved for current and future equity awards for management and employees of Yandex.Market. Maxim Grishakov, Chief Executive Officer of Yandex.Market, became the head the new joint venture and also joined the board of directors, which also includes two representatives from Yandex, two representatives from Sberbank and two independent directors.

Starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and we record our share of Yandex.Market’s financial results under the equity method of accounting within the other (loss)/income, net line in the consolidated statements of income.

In May 2018, Yandex.Market launched in beta the marketplace Beru, allowing users to make purchases from multiple categories on a single platform and rely on smooth delivery and logistics. In October 2018, Beru came out of beta, featuring 15 shopping categories and 100,000 SKUs. In order to enhance the user shopping experience and provide full-fledged services, we introduced the first Beru-operated fulfillment center in Rostov-on-Don. In addition Beru leases facilities of third-party fulfilment centers. Beru is monetized on a commission basis (as a percentage of gross merchandise value, or GMV) as well as through direct product sales.

In November 2018, Yandex.Market announced beta testing of Bringly, a cross-border marketplace that offers over 4 million products from the world’s most popular brands from China, South Korea, Turkey, Germany and Great Britain. Bringly uses third-party fulfillment centers for order processing. Bringly is monetized on a commission basis (as a percentage of GMV).

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex.Realty and Yandex.Jobs.

Auto.ru is our classifieds platform for used and new cars, commercial vehicles and spare parts. The quality of the cars advertised on our platform is in our key focus and we put great efforts into providing users with the means to find the exact car they are looking for. Auto.ru provides users with listings and vehicle history reports, which include information from official databases as well as our internal and third-party data. Our auto classifieds platform also aggregates 75,000 auto service centers available in Russia, allowing users to make an appointment at an appropriate service center. In addition, Auto.ru continues developing spare parts classifieds, which were launched in 2016.

Auto.ru continues to hold a leading position in its established markets. According to a third-party advertising agency, in December 2018, Auto.ru generated 76% of all calls from auto classifieds to dealers in Moscow and 66% in St. Petersburg. We also continue growing our market share in the regions. Successful integration of Hearst Shkulev Media, the largest media company in the Urals with 30 auto classifieds domains in the regions, and the deal with 24auto.ru, the leading auto classified in Krasnoyarsk region, have also strengthened our regional businesses.

We monetize Auto.ru through advertising, vehicle history reports, value added services (VAS) and listing fees for dealers and certain individuals. In 2018, we also introduced alternative way of new car listings monetization, charging dealers for a valid call from users.

Yandex.Realty is our real estate classifieds platform for private individuals and realtors. The service provides listings for both the sale and rental of apartments, rooms, houses and commercial property. We also offer the opportunity to place listings for apartments in newly‑built or under‑construction apartment complexes in several cities, including Moscow, St. Petersburg and Ekaterinburg. Yandex.Realty monetizes listings for new apartments, charging realtors for valid calls from clients.

Yandex.Jobs is our service for job seekers, which is mainly focused on blue collar and service industry jobs. The service is available as a mobile app for Android and iOS and allows users to call the potential employer directly from the app. Yandex.Jobs aggregates vacancies from a number of partners.

Media Services

Media Services include our entertainment services – Yandex.Music, KinoPoisk, Yandex.Afisha and Yandex.TV Program – with a monthly audience of more than 50 million people, a subscription service (Yandex.Plus), and a production center (Yandex.Studio). Based on Yandex’s recommendation technologies and professional content, Media Services offer its users various interesting entertainment options. We monetize Media Services through online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales. Our Media Services are available across different platforms, including Yandex.Station, Yandex.Drive and Yandex.Auto.

Media Services include the following:

•

Yandex.Music is our music streaming service, offering users millions of tracks and facilitating new music discovery with its recommendation tools and Radio feature. The most popular feature of Yandex Music is the smart playlist feed, which we launched in December 2017. Utilizing Yandex’s neural networks technologies, the smart playlist feed is updated daily for each user according to their tastes and preferences. Yandex.Music has a free web version and a mobile app and is offered as both Yandex’s own service and as a white label product from mobile operators. In 2018, Yandex.Music also expanded to other countries, including Israel, Armenia, Uzbekistan and other CIS countries.

•

KinoPoisk is the largest Russian language source for information about movies, TV-shows, celebrity content and entertainment news, providing users with critic and user reviews and ratings, personalized recommendations, local movie showtimes, ticketing, and many other services. In 2018 KinoPoisk also launched its own video platform, allowing users to purchase and watch by subscription over 7,000 movies and TV- shows online, including exclusive content, provided by leading international production companies. In addition to video offerings through the Yandex.Plus subscription service, KinoPoisk in partnership with Amediateka, an exclusive distributor of HBO content in Russia, offers a premium subscription for the video content available on this platform. Further expansion of our licensed content library and distribution of video platform is one of our strategic focuses.

•

Yandex.Afisha (“playbill”) provides an opportunity to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently active in over 190 cities across Russia, as well as several cities in Belarus and Kazakhstan.

•	Yandex.TV Program is a service providing users with an up to date schedule of broadcast, cable and digital TV channels as well as an option to view certain TV channels online.
•

Yandex Plus is our subscription service, which we launched in May 2018. The service provides subscribers with a high value bundle of multiple Yandex services, including unlimited music streaming on Yandex.Music, ad-free movies and TV-shows on KinoPoisk, discounts for taxi and car-sharing rides, free delivery for Beru customers as well as other benefits from the Yandex ecosystem We record Yandex.Plus’ revenues in Media Services segment, while the service offers a bundle of various services across our universe. Incremental revenues generated by Yandex’s services through Yandex.Plus are reported in the relevant segments.

•

Yandex.Studio is our own production center, which we launched in 2018 to create video and music content, co-invest in different projects with other production studios and provide marketing support to movies releases. We have already participated in co-production of several Russian movies. We believe the service is strategically important in a world where video consumption is rapidly shifting online and plan to expand our participation in such projects.

Other Bets and Experiments

Aside from our core business and our separate business units, we have a number of services and products, including experimental ones, that represent new business models and have good prospects for future development, or are experimental in nature. We believe that some of them have a good chance of transforming into separate business units in the future.

Zen

Yandex.Zen is a personal recommendation service. Analyzing what a particular user consumes on the internet, Zen selects news, videos, images, blog entries, and other internet content that may be relevant to the user. The service uses Yandex's global search index and AI technology.

Zen continues developing its publisher content platform, mainly focusing on tools for publishers, helping increase user engagement and the quality of content. In June 2018, Zen offered an opportunity to create short posts and videos, in addition to articles and narratives (set of screens combining text, video, images and GIFs that can be swiped through), and allowed users to leave comments. In October 2018, the service launched the partner program, aimed at increasing share of high quality content created on the Zen platform. In December 2018, Zen’s publisher content platform generated over 50% of Zen’s feed content.

Yandex.Zen is available on Yandex Home Page, Yandex Search App, Yandex Browser, Yandex Launcher and as a standalone app on Android and iOS. In late December 2018, Zen also became available to users of the Opera desktop browser in Russia.

Yandex.Cloud

In September 2018, we introduced our public cloud platform, Yandex.Cloud, allowing companies to host and develop their apps and services, and store and manage their data by leveraging Yandex’s advanced technologies and infrastructure. At launch, Yandex.Cloud was available on request and offered such services as scalable virtual infrastructure with multiple management options, automated services for the labor-intensive management tasks of popular databases systems and AI-based Yandex services (speech recognition and synthesis as well as machine translation). In December 2018, we rolled out the Yandex.Cloud platform for public use.

As of February 2019, we had 6,000 businesses and individuals actively using our platform, including more than 500 paying customers. We extended our platform with public preview versions of a network load balancer, Redis-based and MySQL-based managed services, Yandex Instance Groups and DataLens, our business intelligence tool. We continue developing our cloud platform to provide users with full-fledged cloud offerings. All Yandex.Cloud services are available on the servers located in Russia.

Yandex.Drive

In February 2018, we launched our free-floating car-sharing service, Yandex.Drive, providing users with self-service vehicles, which can be reserved by the minute, the hour or by the day through the mobile app and which are available in any permitted parking places across the cities, in the airports and shopping malls. Offering on-demand access to 7,500 cars in Moscow and 850 cars in St. Petersburg (as of February 2019),Yandex.Drive operates the leading car-sharing network in the Russian market, the second largest in Europe and third largest in the world. Recently, we also introduced the cargo segment of our car-sharing service. As of February 28, 2019, Yandex.Drive had completed approximately 12 million rides.

We equip Yandex.Drive’s car fleet with Yandex.Auto, our in-car infotainment system. Yandex.Auto provides a number of Yandex’s services, including Yandex.Navigator, Yandex.Music and other. Being powered by our voice-controlled assistant Alice, Yandex.Auto allows the user to personalize the service. It recognizes each user, greeting by name, loads their usual routes, plays their favorite music and warns about traffic or weather conditions.

Yandex.Drive usage is billed on a per minute, per hour and daily basis at rates that include fuel, parking, insurance and other costs associated with car ownership. In addition, Yandex provides dynamic pricing, which integrates traffic conditions, customer demand and other factors at the time of reservation. Recently we became the first car-sharing service in our markets to offer a fixed-price tariff, based on final destination and real-time traffic.

Geolocation Services

Integrating Yandex’s advanced technologies, including mapping, cartography, navigation, AI and machine learning, our Geolocation Services provide broad range of services across Russia, CIS countries and Turkey with the key focus on the automotive market, development of logistics and routing solutions as well as advertising products for offline-businesses. Our Geolocation Services include Yandex.Maps, Yandex.Navigator, our infotainment system for connected cars, Yandex.Auto, as well as Yandex.Routing, our technological platform for businesses, which provide services and products in transportation and logistics industries. We monetize Geolocation Services through online advertising, licensing and transaction services, as well as sales of our Yandex.Auto hardware device.

Yandex.Maps provide high‑quality, detailed maps of Russia, its neighboring countries, Turkey and other countries where we operate our ride-sharing service. We offer our users panoramic views, navigation across the cities enriched with augmented reality, public transportation routes, driving directions with voice controls and turn-by-turn navigation. We continue to develop Yandex.Maps to integrate new features, such as hotel bookings, food ordering, ratings and reviews of restaurants as well as their menus.

We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback. Yandex.Maps is also available via application programming interfaces, or APIs, which allow developers to embed and use our interactive maps in third‑party websites and applications, as well as to add extra layers of information — for example, to offer a map showing the location of a restaurant or a hotel.

We also offer Yandex.Navigator, our mobile application, empowered by our AI assistant Alice, that provides turn‑by‑turn navigation, incorporates a voice input function, speed limit warnings, parking information, natural guidance features as reference points along a route and voice notifications for accidents or road works etc. It is one of Yandex’s most popular mobile apps in terms of usage. In December 2018, we also started offering transaction services through Yandex.Navigator, allowing users to pay for gas at gas stations directly from the app.

Our map-based apps allow offline businesses to place ads in native formats (adopted for different scenarios on the map). These formats target potential clients of those businesses while they are using Yandex.Maps and/or Navigator.

Yandex.Auto is our voice-activated in-car infotainment system, which offers Yandex’s best-in-class mapping and navigation, music streaming, weather information and other services. We work with car manufacturers to equip cars with Yandex.Auto. Yandex.Auto is already available in some models of Toyota, Nissan, Honda, Renault, Chery and others on the Russian market. We use mainly a license-based model to monetize Yandex.Auto. In late 2018, we also launched an on-board tablet for connected cars, equipped with the Yandex.Auto infotainment system.

Yandex.Routing is our B2B routing platform, aimed at providing businesses in the transportation and logistics segments with routing-based solutions. Offering optimal and transparent routes for delivery and logistics, our service helps companies to minimize the time and fuel spent.

Yandex.Health

Yandex.Health is our service that allows users to receive 24/7 online consultations with doctors. Moreover, the Yandex.Health web-site provides users with articles related to health and diseases as well as reference information on pharmaceutical products. Yandex.Health is available as a standalone website and mobile app.

Yandex Data Factory

Yandex Data Factory (YDF) is aimed at developing big data analytics solutions for companies in finance, retail, telecom, manufacturing, healthcare and other industries. Our YDF team consists of machine learning and data analytics experts who use data science to improve businesses’ operations, revenues and profitability. In 2018 Yandex Data factory became a part of Search and Portal.

Our Technology

Yandex is a technology company that is a pioneer in machine learning, artificial intelligence and neural networks. We believe this expertise uniquely positions us in the global technology arena and allows us to innovate in our local markets and continuously to improve our products and services based on complex, unique technologies that are not easily replicated.

Yandex distributed infrastructure

We seek to ensure the speed and reliability of our services regardless of the user’s location by operating our own Content Delivery Network (CDN) in points of presence in major cities throughout Russia and other countries in which we operate. This network allows us to support reliable 24/7 operations, including server‑based computations, research and development work, and user and advertiser services. We use proprietary computer architecture to link these clusters of servers, as well as proprietary computational software that operates across these distributed servers, including software that enables us to deploy and monitor software across our systems. This allows us to use relatively inexpensive off‑the‑shelf servers as the foundation of our robust and effective systems for redundant, distributed data storage, retrieval and distributed calculations. Geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail‑safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Advertisers

Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium‑size enterprises purchase the bulk of our performance‑based advertising. No particular advertiser accounted for more than 1.1% of our total revenues in 2016, 2017 or 2018.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia, as well as Lucerne, Switzerland; Newburyport, Massachusetts, USA; Istanbul, Turkey; Shanghai, China; and Almaty, Kazakhstan. In 2018 we actively increased our presence across the Russian regions by opening 10 regional sales offices.

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

The Yandex Advertising Network follows a similar model. Most of the websites in the network submit their applications through Yandex.Direct’s automated partner interface. Our direct sales force focuses on building relationships with our largest partners to help them get the most out of their relationship with us. We also have relationships with different advertising sales agencies placing online advertising.

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services. We also invest heavily into our separate business units, including Taxi, Classifieds and Media Services, as well as Other Bets and Experiments to grow customer awareness, increase user base, increase usage in our existing markets and penetrate into other geographies.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business, including search, ride-sharing, food delivery, classifieds, media services, cloud and other. We currently operate principally in Russia, Belarus, Kazakhstan, Uzbekistan and Turkey.

We face competition from global players such as Google and local players such as Mail.ru Group, both of which offer proprietary search and other services.

We consider Google to be our primary competitor. In addition to its search solutions, including voice search, Google offers online advertising, information and other search services similar to ours, including services similar to Yandex.Direct. We expect that Google will continue to use its brand recognition, financial and engineering resources to compete with us. In 2013 we entered into a partnership with Mail.ru Group pursuant to which Mail.ru Group uses the Yandex.Direct advertising system to power paid search results on its properties. Mail.ru Group offers many communication services, including Russia’s most popular webmail, social networking and messenger services. We compete with Mail.ru for advertising budgets that flow to Mail.ru’s social networks.

The following table presents a comparison of Russian search market share, according to Yandex.Radar (a search traffic and browser usage analytics tool based on Yandex.Metrica data), based on search traffic generated:

	2016	2017	2018
Yandex	56.0%	55.1%	56.3%
Google	37.1%	39.6%	40.0%
Mail.ru	4.1%	3.4%	2.2%

We also face competition from the Russian and international websites of Microsoft and other established companies and start‑ups that are developing search and online advertising technologies. We also compete with online advertising networks, such as Google and MyTarget, which direct online advertising on a number of popular Russian websites.

We believe that social networking sites, such as Facebook, Twitter, and Mail.ru Group’s Vkontakte, Odnoklassniki and My World services, are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access and analyze their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising which could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

In certain vertical areas, in particular those in which our business units operate, we compete with niche services, including e‑commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. Our Yandex.Taxi service competes with Vezet, Citymobil and Gett as well as a number of regional offline players across Russia. In addition, although Yandex.Taxi and Uber operate as a joint venture in Russia and neighboring countries, our Taxi business may also compete with Uber in jurisdictions outside the scope of our joint venture territory. Our e‑commerce services face competition from a number of local players acting as both merchants and marketplaces, including Avito, which acts as a marketplace for merchants and private individuals, Ozon, Wildberries and a number of international players popular with Russian users, especially those from China such as AliExpress. Our Classifieds services compete with Avito in most areas as well as a number of players present in specific industries such as CIAN in real estate and Drom.ru in automobile sales. On the Media Services front, our KinoPoisk service competes with ivi.ru, okko.ru and other online cinemas, while Yandex.Music competes with VK Music, Boom.ru and Apple Music. Our food delivery business Yandex.EATs competes with Delivery Club, owned by Mail.ru. Our car-sharing service competes with Delimobil, BelkaCar as well as a number of other players operating in Moscow and St. Petersburg. Our public cloud platform competes mainly with international cloud services, such as Microsoft Azur and Amazon Web Services (AWS), as well as with other local players.

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

We also run our own educational programs. The Yandex School of Data Analysis, offering free courses for undergraduates and graduate students, has been running since 2007. The school trains specialists in data processing, data analysis and fact extraction in 5 Russian cities and in Minsk, Belarus. The school’s graduates create a global alumni network advancing machine learning in academia and the private IT sector. Yandex also has schools for project managers, user interface developers, designers and other specialists in IT. In October 2018 we launched Y-Data, a branch of Yandex School of Data Analysis in partnership with Tel Aviv University, Israel. It offers an advanced one-year master’s degree program in machine learning.

In 2016 with the support of regional governments and ministries overseeing education and IT, we launched a project to teach programming to school children called Yandex.Lyceum which is now offered in 54 cities in Russia and 4 cities in Kazakhstan.

We value education and are glad to open new educational opportunities supported with our technologies. In September 2018, we launched Yandeх.Schoolbook, an online service for primary school teachers for Russian language and mathematics with individual educational plans for each student. As of February 2019, Yandeх.Schoolbook was used in 14,000 classrooms across more than 300,000 students. The content of programs is based on curricula used in public schools and meets government requirements for primary general education.

In October 2017, in partnership with the Higher School of Economics (HSE) we introduced a service called Yandex.Atlas, which provides students and their parents with information about the pass rates of Russian universities in previous years. The project is aimed to help children and their parents with choosing an appropriate university in accordance with their requirements and opportunities.

In September 2018, we launched Yandex.Tutor, an online study tool for the Russian Unified State Exam (USE). The tool allows USE students to study, view exam materials, solve practice problems and take practice tests. As of today, Yandex.Tutor has about 200,000 monthly active users.

Yandex and HSE run the Faculty of Computer Science, for which we created an educational program. We also partner with other leading research centers and universities, including the Moscow Institute of Physics and Technology, Saint Petersburg State University and the Belarusian State University. We sponsor a number of school contests in computer programming, mathematics and linguistics, and run a programming competition, Yandex.Algorithm, on an annual basis challenging competitive coders and advancing the machine learning community across the world.

In addition to educational services, Yandex and Coursera, the online education platform, launched several Specializations and Courses written by Yandex’s employees for people who are eager to expand their knowledge in a certain field of IT. Since 2014, in partnership with top Russian universities, we have offered 30 online courses and increased the audience to more than 300,000 students.

To reward achievements in academics and research as well as to support undergraduate and postgraduate students in computer science and information technology at HSE, in 2014 we established the Ilya Segalovich Scholarship, in memory of one of our co-founders. The scholarship committee includes faculty staff members and lead developers from Yandex. Since 2014, this scholarship has been awarded to over 60 students.

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

Our total headcount increased from 7,445 at December 31, 2017 to 8,767 at December 31, 2018. As of December 31, 2018, we had 4,582 employees related to the product development cost category, 3,712 employees related to sales, general and administration, and 473 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group‑wide IP protection strategy in selected jurisdictions. We have filed more than 650 patent applications to date, of which more than 250 have resulted in issued patents. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom‑to‑operate analyses and patentability searches.

We have three registered well‑known trademarks in Russia for certain services (classes 35, 38 and 42 under the International Classification of Goods and Services) on the basis of intensive use. Under Russian law, the protection granted to well‑known trademarks is extended to non‑homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder’s legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia and abroad. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

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

We do not own the content generated or posted by users on our websites. As with all websites that host user‑generated content, we are potentially liable for any intellectual property infringement committed by the creator of that content. If we receive a complaint from a party that user‑generated content on our websites infringes that party’s copyright or related rights, we examine the content in question. If the complaint is substantiate, we remove the content and notify the party that has posted the content (if their contact details are available). If the user evidences that the content does not violate third parties’ intellectual property rights, it is possible to recover the deleted content. In the event of any court decision in the matter, we comply with the decision.

Facilities

Our principal operating subsidiary currently leases a total of approximately 61,000 square meters in a single location in central Moscow that serves as our group’s headquarters. We also lease additional office space of approximately 27,000 square meters in a business center in central Moscow, which houses some of our divisions. We or our operating subsidiaries also lease or own office space in a number of other cities in Russia. We also lease offices in Newburyport, Massachusetts, USA; Istanbul, Turkey; Lucerne, Switzerland; Minsk, Belarus; Berlin, Germany; Schiphol, The Netherlands; Shanghai, China; Almaty, Kazakhstan, and other locations. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We have points of presence in a number of cities in Russia and elsewhere. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost‑effective manner of delivering reliable services to our users.

In December 2018, we acquired a property site at 15 Kosygina Street, Moscow, Russia for our new Moscow headquarters. The acquisition cost of the property site amounted to RUB 9.7 billion (around $145 million, based on the exchange rate as of the transaction date) exclusive of 18% VAT.

Government Regulation

We are subject to an extensive and constantly evolving legal framework in Russia and other jurisdictions applicable to our businesses. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia and other countries where we operate which, in the event of adoption, might require us to take significant steps to modify our operating, governance or ownership structure. Due to changing interpretations of laws and regulations, we could also be subject to laws and regulations to which we are not currently subject and which could materially affect our operations. We have not summarized laws and regulations to which we do not believe we are currently subject. See also “Risk Factors –If the Russian government were to expand limitations on foreign ownership to our business, it could materially adversely affect our group and the value of our Class A shares”.

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

Recently, draft legislation has been discussed which, if adopted, would increase governmental control over the online advertisement sector significantly. It would inter alia oblige owners of online advertisements systems to form self-regulatory organizations and to incur substantial expenses in storing all distributed advertising materials and submitting regular reports to the self-regulatory organizations. Adoption of this law could lead to competitive gains for other types of advertising distributors, e.g. TV channels, who may also distribute advertisements in the Internet but would not have to comply with such requirements. If the proposed regulation is adopted, the failure to comply with it could lead to liability for advertisement distributors and even to blocking the websites where the advertisements are distributed.

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

Russian law establishes a system for the blocking of websites on the internet that make available specific categories of illegal information related to child pornography, suicide or drug use as well as other restricted information. Current law also permits the blocking of websites for violation of data protection, copyright and related rights. The procedure for deleting such information is complex and strictly enforced and the failure to follow such procedures may lead to the blocking of the applicable website by all Russian internet service providers and telecommunication service operators.

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

This legislation, as well any similar additional regulations, and the interpretation of such legislation and regulations, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation and business”

Laws and Regulations Applicable to Yandex.Money

Our Yandex.Money joint venture with Sberbank, in which we hold an approximately 25% interest, is subject to laws and regulations specifically applicable to electronic payments and encrypted information. Under the regulations governing electronic payment systems, payments with digital money fall into the sphere of banking activities, and such payments are regarded as a special transaction entered into without the need to open an account. Such transactions, however, have to be performed by a credit organization supervised by the Central Bank of Russia. To comply with this law, our Yandex.Money joint venture established a non-banking credit organization subsidiary, which obtained the required license from the Central Bank of Russia.

Under Russian law, a variety of activities related to encryption require a special permit (license) granted by the Federal Security Service (the “FSS”) subject to the applicant’s continued compliance with a number of licensing requirements, including the requirement to use only certified encryption means and equipment and to ensure timely extension of such certification when its terms expire.

Our Yandex.Money joint venture with Sberbank uses encryption algorithms, as permitted by the applicable license, for the protection of transfers performed by its customers and may be required to obtain additional licenses for their use. The requirements for the grant and maintenance of licenses for the use of encryption algorithms are very broad and unclear, leaving the regulator with much discretion in applying and enforcing the applicable laws. See also “Risk Factors— Because the range of the services we provide is increasing and the legal framework governing the operations in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business”.

As a holder of an encryption license, Yandex.Money joint venture is subject to the strategic enterprises law, which restricts the acquisition of voting shares or participation interests and establishment of control by foreign legal entities and individuals, as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance. See also “Risk Factors— If the Russian government were to apply existing limitations on foreign ownership to our business, or specifically impose limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our group and the value of our Class A shares”.

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

Since 2016, Russian law imposes a limit of no more than 20% on non-Russian ownership and control, direct or indirect, of Russian mass media. Accordingly, if our core business were to be required to register as a mass media, or if such law were otherwise amended to cover our business, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also “Risk Factors— If the Russian government were to expand limitations on foreign ownership to our business, it could materially adversely affect our group and the value of our Class A shares.”

Apart from that, in March 2019 a new law came into force that imposes liability for the dissemination of fake news in mass media or telecommunication networks if such news are potentially of social importance. The liability includes fines up to 1,5 million rubles (depending mainly on the consequences of such violation). It is difficult to predict how these norms will be interpreted in practice. If this regulation is to be applied to our services, we might be held liable for the information published by third parties.

Privacy and Personal Data Protection Regulation

We are subject to Russian and foreign laws regarding privacy and the protection of our users’ personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the adoption and interpretation of data protection laws, and their application to internet operations, are often unclear, difficult to predict and in a constant state of development. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to webpages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who from January 2016 have been able to apply for the removal of search results that link to inaccurate or irrelevant information about them. In addition, in May 2018, the GDPR came into force in the EU. We believe that we have taken all necessary steps to comply with the applicable requirements of the GDPR, although our exposure is relatively limited. Nevertheless, some provisions of the GDPR are formulated broadly and their interpretation by the competent authorities might be unpredictable. Therefore, we may fail to interpret all the requirements in accordance with the official interpretation and may be held liable for noncompliance.

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

We, like our peers, seek this consent from our users by asking them to click on a button or select a check-box in appropriate circumstances prior to commencement of the account registration process, indicating the user’s consent to our collection, use, storage and processing of personal data. Furthermore, most of our services do not require the creation of an account prior to their use and we collect only limited information in these circumstances. In particular, we place cookies and use other widespread technologies that assist us in improving user experience of our products and services and ultimately benefit both our users and advertisers through behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users’ privacy and data may result in a decrease of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

Russian legislation also regulates “organizers of information distribution”. Organizers of information distribution must retain a broad range of data relating to and generated by users for a period of time and provide such data to security and investigation authorities at their request. Organizers of information distribution that use encryption when delivering or processing electronic messages have to provide the security authorities with information necessary for decoding the delivered or processed messages. If an organizer of information distribution fails to comply with the above requirements, the Russian authorities can prescribe the blocking of access to the services of such organizer of information distribution.

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

Licenses for the Provision of Communication Services

Entities that provide certain telecommunication services for a fee are required under Russian law to obtain a “telematics” license from Roscomnadzor. In order to increase our range of services and diversify our business, we have obtained the telematics licenses necessary for the provision of certain of our services in Russia. However, we generally do not charge a fee for the online services we provide to our users and therefore believe that we are not required to hold a telematics license for provision of these services. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our online advertising revenues as a fee and determine that we are required to hold an additional telematics license for such services, which would require us to apply for and comply with the terms of any such license.

Additionally, we may in certain cases offer user services for a fee, which could require us to comply with the licensing requirements described above.

Antimonopoly Regulation

Russian law grants to FAS as the antimonopoly regulator wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We may be considered to possess a substantial market share in the online advertising market; however, we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services, could in the future recognize online advertising as a separate market and could identify dominant players and impose conduct limitations and other restrictions.

In addition, the Russian Government is currently analyzing the “fifth antimonopoly package” developed by FAS – the amendments to the existing antimonopoly legislation in the sphere of digital markets and IP. The new legislation aims to facilitate the review of cases in the above-mentioned sphere. In particular, the document specifies new triggers for determining the dominant position of a digital transactional platform. Therefore, this legislation, if adopted, may have a far-reaching impact on our business, which is difficult to estimate at the present time.

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

Consumer protection legislation

Recent amendments to Russian consumer protection legislation impose duties on aggregators of information about goods and services. These norms are applicable to some of our and Yandex.Market’s services and the failure to comply with such norms could lead to liability.

Securities Regulation

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market and in June 2014 were admitted to trading on Moscow Exchange; therefore, we are required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

Applicability of Other Regulations

Because our services are accessible to Russian-language speakers worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

The recent draft law that has been already passed by the State Duma may lead to much tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, given that subordinate acts will have to be drawn up for its implementation, its enactment, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This can reduce the data transfer speed significantly and even result in interruptions and delays of the online services in the Russian internet segment. The draft law must now be approved by Russian parliament's upper house — the Federation Council.

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

Overview

We are one of the largest European internet companies and the leading search provider in Russia. Our principal constituencies are:

•

Users.  We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect, arrange transportation and shop over the internet.

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

Online advertising revenues accounted for 95.6%, 93.0% and 80.4% of our total revenues in 2016, 2017 and 2018, respectively. Our online advertising revenues consist of fees charged to advertisers for serving online ads on our websites and those of our partners in the Yandex ad network. We place the significant majority of our performance‑based ads through Yandex.Direct. We sell approximately half of our performance-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost‑per‑click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers’ ads. Our brand advertising is generally sold on a cost‑per‑thousand (CPM) impressions basis. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. We recognize our online advertising revenues net of value added tax and sales commissions and bonuses. In Russia VAT rate was 18% in 2018, raised to 20% starting 2019. Although the largest part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising is sold through media agencies. We recognize revenues from those advertising sales net of the commissions and bonuses paid to these agencies.

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No individual advertiser accounted for more than 1.1% of our total revenues in 2016, 2017 or 2018. On a geographical basis, we generated more than 91% of our total revenues in each of 2016, 2017 and 2018 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational corporations.

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

Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. In 2016, 2017 and 2018, none of our ad network partners accounted for more than 10% of our total revenues. In 2018, Mail.ru Group continued to be our most significant ad network partner.

We believe the most significant factors that influence our ability to continue to increase our online advertising revenues include the following:

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

Segments

Starting 2018, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are now organized in the following operating segments:

•

Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below. Since Q1 2018, our Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, both previously reported in Other Bets and Experiments, and Yandex.Travel, previously reported in Classifieds;

•

Taxi (including our ride-sharing business, which consists of Yandex.Taxi as well as Uber in Russia and other countries, Food Delivery business, which includes Yandex.EATs, Uber.EATs and Food Party, a meal kit subscription service, and our Self-Driving Cars division);

•	E‑commerce (including the Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank);
•	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs);
•

Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus, which we launched in Q1 and Q2 2018 respectively); and

•	Other Bets and Experiments, where we aim to prove new business models. These include:
•	Zen, our proprietary algorithmic personalized content feed;
•	Yandex.Cloud (prior to Q1 2018 was a part of Search and Portal segment);
•	Yandex.Drive, our car-sharing service, launched in February 2018;
•	Geolocation services;
•	Yandex.Health (prior to Q1 2018 was a part of Search and Portal segment); and
•	Yandex Data Factory.

Key Trends Impacting Our Results of Operations

Although the Russian economy demonstrated healthy growth in 2018 compared to the previous year, the macroeconomic environment was significantly defined by volatility of the local currency, higher inflation rates and other factors that impacted our financial results. In addition to the impact of the current macroeconomic environment, the trends described below are key drivers of our results of operations.

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

Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our online advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. The percentage of our online advertising revenues derived from the Yandex ad network decreased from 27.1% in 2016 to 25.5% in 2017 and to 23.4% in 2018. We do not expect the rate of online advertising revenues growth in 2019 to be higher than in 2018.

Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile devices, including smartphones and tablets is growing more quickly than desktop queries. Queries from mobile devices represented 49.2% of our total search queries and 41.4% of our search revenues in Q4 2018. To date, growth in mobile usage has not had a material impact on our pricing and revenues. However, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future due to the ongoing transition to mobile platforms and related distribution TAC.

Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures increased from RUB 9,625 million in 2016 to RUB 12,389 million in 2017, and to RUB 28,323 million in 2018. We spent approximately 35% of our total capital expenditures in 2018 on acquisition of the property site for our new Moscow headquarters and 50% on servers and data center expansion to support growth in our current operations. Our depreciation and amortization expense slightly decreased as a percentage of revenues from 12.7% in 2016 to 11.9% in 2017, and continued decreasing to 9.5% in 2018. We currently expect our capital expenditures in 2019 to be in mid-teens as a percentage of revenues, excluding the effect of the headquarters construction. However, if we decide to undertake any new capital projects, our capital expenditures may increase as a percentage of our revenues in 2019.

To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2017 and 2018 on advertising and marketing than we have spent historically, in absolute terms. A significant portion of our advertising and marketing expense in 2017 and 2018 relates to our efforts to promote primarily our Yandex.Taxi and our

Search services, and to support our brand in Russia and the other markets in which we operate. As of December 2018, the Yandex.Taxi service was available in 213 cities with 100,000+ population and in 142 cities with population within the range of 50,000-100,000 citizens across Russia, Armenia, Azerbaijan, Belarus, Estonia, Finland, Georgia, Israel, Ivory Coast, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Serbia and Uzbekistan. In 2018 the service added 400 cities and more than doubled the amount of countries of presence. We expect to continue to invest in advertising and marketing. We currently expect our overall advertising and marketing costs in 2019 to remain roughly stable as a percentage of revenues in comparison to 2018 due to continuing investment to promote our services. This spending will not significantly impact our operating margin rate. However, we expect our operating margin to decrease as a percentage of revenues in the near term as a result of the increasing contribution of our business units as a percentage of total revenues, given that their operating margins are lower than those of our core business, as well as due to investments in new initiatives in Search and Portal.

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

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 5.4% and 2.5% in 2016 and 2017, respectively, and by 4.3% in 2018. We can provide no assurance that the annual rate of inflation will not increase significantly in 2019. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble‑denominated assets, such as cash and cash equivalents.

Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Recent Acquisitions

We did not complete any business combinations in 2016.

Shkulev

In June 2017, we completed the acquisition of assets and assumption of liabilities of Hearst Shkulev Digital LLC (“Shkulev”), one of the biggest regional auto classifieds with the leading position in Sverdlovsk and Chelyabinsk regions of the Russian Federation, for cash consideration of RUB 401 million, including contingent consideration of RUB 52 million, subject to successful technical integration and client base transition. As of December 31, 2018, contingent consideration in the amount of RUB 44 million was paid.

FoodFox

In December 2017, we completed the acquisition of a 100% ownership interest in Deloam Management Limited and its subsidiary (“FoodFox”), one of the leading food delivery operators in Moscow. The primary purpose of the acquisition of FoodFox was to enlarge the range of services we provided. The fair value of consideration transferred totaled RUB 595 million and consisted of cash consideration of RUB 541 million and deferred consideration of RUB 54 million. The deferred consideration arrangement requires us to pay the additional cash consideration to FoodFox’s former shareholders and convertible debt holders, if and when certain legal conditions are met within a four-year period.

Other Acquisition in 2017

During the year ended December 31, 2017, we completed another acquisition for total consideration of approximately RUB 66 million.

Uber

In February 2018, we and Uber International C.V. ( “Uber”), a subsidiary of Uber Technologies Inc.,  completed the combination of Yandex.Taxi Holding B.V. with several Uber legal entities into MLU B.V., a Dutch private limited liability company. We and Uber have each contributed our legal entities operating our ride-sharing and food delivery businesses in Russia, Azerbaijan, Armenia, Belarus,Georgia, Kazakhstan, Kyrgyzstan and Moldova and $100.0 million (RUB 5,722 million as of the date of acquisition) and $225.0 million (RUB 12,874 million as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination. A further description of the acquisition and its accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

Edadeal

In October 2018, we completed the acquisition of 90% in Edadeal LLC and its subsidiary (“Edadeal”), a daily deal and coupon aggregator, which is used to find deals for grocery stores, thus increasing our ownership from 10% to 100%. Cash consideration transferred totaled RUB 233 million. The key product of Edadeal is a mobile app for iOS and Android aggregating information regarding discounts at nearby supermarkets and stores.

Other Acquisitions in 2018

During the year ended December 31, 2018, we completed other acquisitions for total consideration of approximately RUB 751 million.

A further description of the acquisitions and their accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

Formation of Yandex.Market joint venture in 2018

Yandex.Market

On April 27, 2018, we and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000 million (approximately $500 million as of signing of the Subscription Agreement). Since that date, we and Sberbank each hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. We retained a non-controlling interest and significant influence over Yandex.Market's business. Accordingly, Yandex.Market's results of operations before the transaction are classified within continuing operations.

A further description of the acquisitions, the joint venture formation and their accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2016	2017	2018
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	26.0	25.5	28.1
Product development	20.8	19.9	17.7
Sales, general and administrative	23.6	28.8	28.4
Depreciation and amortization	12.7	11.9	9.5
Total operating costs and expenses	83.1	86.1	83.7
Income from operations	16.9	13.9	16.3
Interest income	3.8	3.1	2.6
Interest expense	(1.6)	(1.0)	(0.6)
Effect of Yandex.Market deconsolidation	—	—	22.1
Other (loss)/income, net	(4.5)	(1.6)	2.3
Income before income tax expense	14.6	14.4	42.7
Income tax expense	5.7	5.2	6.8
Net income	8.9%	9.2%	35.9%

Our consolidated income from operations decreased from 16.9% in 2016 to 13.9% in 2017 and increased to 16.3% in 2018. The increase in 2018 compared with 2017 was primarily due to a decrease as percentage of our total revenues in depreciation and amortization expenses reflecting expiration of useful lives of part of our equipment and intangible assets. The other factor was a decrease as percentage of our total revenues in advertising and marketing expenses. The decrease in 2017 compared with 2016 was primarily due to the increase in marketing and advertising expenses as a percentage of our total revenues, reflecting our efforts to promote our Yandex.Taxi and our Search services, and to support our brand in Russia and the other markets in which we operate.

The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB)
Revenues
Search and Portal	69,581	84,196	103,505
E‑commerce	4,718	4,968	1,697
Classifieds	1,270	2,060	3,717
Taxi	2,313	4,891	19,213
Media Services	648	1,187	1,909
Other Bets and Experiments	385	1,047	4,144
Eliminations	(2,990)	(4,295)	(6,528)
Total revenues	75,925	94,054	127,657
Adjusted operating costs and expenses
Search and Portal	48,722	55,629	64,994
E‑commerce	3,355	3,412	1,970
Classifieds	1,360	1,986	3,922
Taxi	4,438	12,900	23,743
Media Services	1,081	1,694	2,754
Other Bets and Experiments	2,957	4,513	8,338
Eliminations	(2,990)	(4,295)	(6,528)
Total adjusted operating costs and expenses	58,923	75,839	99,193
Adjusted operating income
Search and Portal	20,859	28,567	38,511
E‑commerce	1,363	1,556	(273)
Classifieds	(90)	74	(205)
Taxi	(2,125)	(8,009)	(4,530)
Media Services	(433)	(507)	(845)
Other Bets and Experiments	(2,572)	(3,466)	(4,194)
Eliminations	—	—	—
Total adjusted operating income	17,002	18,215	28,464

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising, cross-charge of office rent expenses, administrative support services and brand royalties. Adjusted operating costs and expenses of reportable segments exclude share‑based compensation expense, amortization of acquisition‑related intangible assets and compensation expense related to contingent consideration, as well as the one-off loss related to the suspension of our business in Ukraine.

For the reconciliation between total adjusted operating income and net income see Note 16 — “Information about segments, revenues & geographic areas” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2016		2017		2018
	RUB	% of Revenues	RUB	% of Revenues	RUB	% of Revenues
	(in millions of RUB, except percentages)
Online advertising revenues(1):
Yandex websites	52,888	69.7%	65,149	69.3%	78,696	61.6%
Yandex ad network websites	19,691	25.9	22,251	23.7	24,041	18.8
Total online advertising revenues	72,579	95.6	87,400	93.0	102,737	80.4
Revenues related to Taxi segment	2,313	3.0	4,891	5.2	19,213	15.1
Other revenues	1,033	1.4	1,763	1.8	5,707	4.5
Total revenues	75,925	100.0%	94,054	100.0%	127,657	100.0%

(1)

We record revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions, bonuses and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

Online advertising revenues.  Total online advertising revenues increased by RUB 15,337 million, or 17.5%, from 2017 to 2018 and by RUB 14,821 million, or 20.4%, from 2016 to 2017. Our total online advertising revenues excluding Yandex.Market increased by RUB 18,516 million, or 22.4%, from RUB 82,616 million in 2017 to RUB 101,132 million in 2018, and increased by RUB 15,169 million, or 22.5%, from RUB 67,447 million in 2016 to RUB 82,616 million in 2017. Online advertising revenue growth over the periods under review resulted primarily from growth in sales of performance‑based online ads, driven by an increase in the number of paid clicks and an increase in average cost‑per‑click paid by our advertisers. We currently do not expect the rate of online advertising revenues growth in 2019 to be higher than in 2018.

Paid clicks on our own websites together with those of our Yandex ad network partners increased 10% from 2017 to 2018 and 9% from 2016 to 2017. The average cost‑per‑click on our own websites together with those of our partners in the Yandex ad network increased 7% from 2017 to 2018 and 10% from 2016 to 2017.

During the periods under review, the year‑over‑year rates of change in paid clicks and average cost‑per‑click on a quarterly basis were as follows:

	Year-over-year	Year-over-year
	growth in paid	growth in
Quarter	clicks, %	cost-per-click, %
First Quarter 2016	18	12
Second Quarter 2016	13	14
Third Quarter 2016	12	10
Fourth Quarter 2016	12	8
First Quarter 2017	12	10
Second Quarter 2017	10	9
Third Quarter 2017	6	12
Fourth Quarter 2017	10	9
First Quarter 2018	7	8
Second Quarter 2018	10	6
Third Quarter 2018	13	5
Fourth Quarter 2018	10	7

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

Revenues of Yandex.Taxi.  Revenues of Yandex.Taxi mainly represent commissions for providing ride-sharing services related to our Yandex.Taxi and Uber services and commissions for food delivery services. For ride-sharing services provided to individual transportation services users, we are not a principal and report only Yandex.Taxi’s commission fees as revenue. For services provided to corporate transportation services clients we act as the principal and revenue and related costs are recorded gross. For food delivery services provided to individual service users, we are not a principal and report only Yandex.EATs’s commission fees as revenue. The increases of Yandex.Taxi revenues in both 2018 and 2017 are due to robust growth in the number of rides across our territories driven by aggressive investments in our existing markets as well as in geographical expansion and the effect of the business combination with Uber.

Other revenues.  Other revenues principally represent our revenue from car-sharing business and revenues from Media Services. Other revenues increased by RUB 3,944 million, or 223.7%, from 2017 to 2018 and by RUB 730 million, or 70.7%, from 2016 to 2017.

Revenues by reportable segment.  Our revenues attributable to the Search and Portal segment increased by RUB 19,309 million, or 22.9%, from 2017 to 2018 and by RUB 14,615 million, or 21.0%, from 2016 to 2017. The growth in this segment’s revenues is in line with the growth in our overall online advertising revenues. Search and Portal revenues accounted for approximately 81.1% of total revenues in 2018, compared with 89.5% in 2017 and 91.6% in 2016.

Our revenues attributable to the E‑commerce segment decreased by RUB 3,271 million, or 65.8%, from 2017 to 2018 due to effect of deconsolidation of Yandex.Market and increased by RUB 250 million, or 5.3%, from 2016 to 2017. E‑commerce revenues accounted for approximately 1.3% of total revenues in 2018, compared with 5.3% in 2017 and 6.2% in 2016. The decrease of this segment’s share of total revenues in 2017 compared with 2016 is primarily due to higher revenue growth in other reportable segments and decrease of advertising and marketing spend in E-commerce in 2017.

Our revenues attributable to the Classifieds segment increased by RUB 1,657 million, or 80.4%, from 2017 to 2018 and by RUB 790 million, or 62.2%, from 2016 to 2017. Classifieds revenues accounted for approximately 2.9% of total revenues in 2018, compared with 2.2% in 2017 and 1.7% in 2016. The increase of this segment’s share of total revenues in 2018 compared to 2017 and in 2017 compared to 2016 is primarily due to rapid growth in its mature markets as well as in the regions, supported by our increased marketing spend in Classifieds in 2017 and 2018, and also due to M&A deals in 2017.

Our revenues attributable to the Taxi segment increased by RUB 14,322 million, or 292.8%, from 2017 to 2018 and by RUB 2,578 million, or 111.5%, from 2016 to 2017. Taxi revenues accounted for approximately 15.1% of total revenues in 2018, compared with 5.2% in 2017 and 3.0% in 2016. The increase of this segment’s share of total revenues in 2017 and 2018 is primarily due to robust growth in the number of rides across our territories, the effect of the business combination with Uber and geographical expansion as well as optimization of our investments.

Our revenues attributable to the Media Services segment increased by RUB 722 million, or 60.8%, from 2017 to 2018 and by RUB 539 million, or 83.2%, from 2016 to 2017. Media Services revenues accounted for approximately 1.5% of total revenues in 2018, compared with 1.3% in 2017 and 0.9% in 2016. The increase of this segment’s share of total revenues in 2017 and 2018 is primarily due to growth in the number of subscriptions to Yandex.Music service and tickets commission revenues.

Our revenues attributable to the Other Bets and Experiments category increased by RUB 3,097 million, or 295.8%, from 2017 to 2018 and by RUB 662 million, or 171.9%, from 2016 to 2017. Other Bets and Experiments revenues were primarily related to Yandex.Drive and Zen services and increased to approximately 3.2% of total revenues in 2018, compared with 1.1% in 2017 and 0.5% in 2016, respectively.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms and as a percentage of revenues in the near term; see “—Key Trends Impacting Our Results of Operations”.

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

The agreements with our distribution partners provide for payment of fees to them on a non‑refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 18% of our distribution costs in 2018, and 26% and 23% in 2016 and 2017 accordingly. The Opera agreement also provides for a 12‑month “revenue tail” period should that agreement be terminated.

Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs and share-based compensation expense, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	11,015	12,907	14,785
Traffic acquisition costs related to distribution partners	3,935	4,438	5,713
Total traffic acquisition costs	14,950	17,345	20,498
as a percentage of revenues	19.7%	18.4%	16.1%
Costs related to Taxi segment:	244	1,240	5,681
as a percentage of revenues	0.3%	1.3%	4.5%
Other cost of revenues	4,560	5,352	9,711
as a percentage of revenues	6.0%	5.7%	7.6%
Total cost of revenues	19,754	23,937	35,890
as a percentage of revenues	26.0%	25.5%	28.1%

Cost of revenues increased by RUB 11,953 million, or 49.9%, from 2017 to 2018, primarily due to a RUB 4,441 million increase in Yandex.Taxi costs and to a RUB 3,153 million increase in traffic acquisition costs, and by RUB 4,183 million, or 21.2%, from 2016 to 2017, primarily due to an increase of RUB 2,395 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUB 1,878 million from 2017 to 2018 and by RUB 1,892 million from 2016 to 2017, representing our Yandex ad network partners’ share in the increased amount of Yandex ad network revenue for the period, which increased by RUB 1,790 million from 2017 to 2018 and by 2,560 million from 2016 to 2017. Our network partner traffic acquisition costs as a percentage of network partner revenues increased to 61.5% in 2018 compared with 58.0% in 2017 and 55.9% in 2016. In addition, the amounts paid to our distribution partners increased by RUB 1,275 million from 2017 to 2018 and by RUB 503 million from 2016 to 2017 due to growth in our existing distribution relationships, as well as the additions of new distribution partners. As a percentage of total revenues, traffic acquisition costs decreased from 19.7% in 2016 to 18.4% in 2017 and to 16.1% in 2018, as a result of lower rate of partner revenue growth.

Costs related to the Taxi segment increased by RUB 4,441 million, or 358%, from 2017 to 2018, primarily due to the expansion of our corporate ride-sharing business,  where revenue and related costs are recorded gross, and Yandex.EATs logistics services.

Costs related to the Taxi segment increased by RUB 996 million, or 408%, from 2016 to 2017, primarily due to the expansion of our corporate ride-sharing business and increase in other outsourced services.

Other cost of revenues increased by RUB 4,359 million, or 81.4%, from 2017 to 2018, primarily due to an increase of RUB 1,914 in Yandex.Drive costs. Other factors include the increase of expenses in our Media Services business due to growing transactions in Yandex.Music and content acquisition costs, costs of sales of Yandex.Station, Yandex.Phone and vehicles via Yandex.Classifieds and remunerations to Zen authors.

Other cost of revenues, increased by RUB 792 million, or 17.4%, from 2016 to 2017, primarily due to an increase of RUB 531 in content acquisition and costs and RUB 142 million increase in personnel costs other than share-based compensation expense.

We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in traffic acquisition, devices production and logistics costs, Yandex.Drive direct expenses, Yandex.EATs logistic services as well as content and data center costs, and will continue to increase as a percentage of revenues in the near term. The primary drivers of increases in our future traffic acquisition costs are an increase of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website and for mobile search. The change in the product mix of the Yandex ad network to products with higher terms (turbo, video, ssp) is partly offset by the change in the mix of Yandex ad network partners to partners with more favorable terms. In addition, our traffic acquisition costs as a percentage of online advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue sharing obligations or, alternatively, in less favorable revenue sharing arrangements as a result of increased competition for these arrangements with existing and potential new partners.

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

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Product development expenses	15,832	18,761	22,569
as a percentage of revenues	20.8%	19.9%	17.7%

Product development expenses increased by RUB 3,808 million, or 20.3%, from 2017 to 2018, and by RUB 2,929 million, or 18.5%, from 2016 to 2017. These increases were primarily due to increases in salaries in 2018 and 2017, as well as increases in share-based compensation expense. Development personnel headcount increased from 3,709 as of December 31, 2016 to 4,290 as of December 31, 2017, and to 4,582 as of December 31, 2018. As a percentage of revenues, product development expenses slightly decreased by 2.2% from 2017 to 2018 reflecting the slower growth in headcount in 2018, and decreased by 0.9% from 2016 to 2017 primarily reflecting the appreciation of the Russian ruble in 2017 which resulted in slower growth in allocable Moscow office rent and utilities which are U.S. dollar denominated.

We anticipate that product development expenses will increase in absolute terms but will not change materially as a percentage of revenues in 2019.

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

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	17,885	27,081	36,200
as a percentage of revenues	23.6%	28.8%	28.4%

Sales, general and administrative expenses increased by RUB 9,119 million, or 33.7%, from 2017 to 2018 and by RUB 9,196 million, or 51.4%, from 2016 to 2017. The increase in 2018 compared to 2017 was primarily due to an increase in personnel expenses by RUB 2,947 million which resulted from an increase in sales, general and administrative headcount from 2,716 as of December 31, 2017 to 3,712 as of December 31, 2018, as well as salary increases in 2017 and 2018. Personnel expenses increased by RUB 1,025 million in 2017 compared to 2016, as a result of a headcount increase from 2,095 as of December 31, 2016 to 2,716 as of December 31, 2017.

Additional factors contributing to the overall increase from 2017 to 2018 were increases in advertising and marketing expenses, mainly in Russia, by RUB 2,318 million, increases of RUB 1,631 million in bank and payment systems commissions mainly related to Yandex.Taxi, RUB 1,028 million in other professional and outsourced services, RUB 624 million in office rent and utilities expenses due to additional rent agreements, RUB 519 million in recruiting and training services (which include training costs and related travel and lodging expenses, team-building and other events for staff, etc.) and business travel expenses, RUB 384 million in share‑based compensation expense and RUB 376 million in office expenses. These increases were partially compensated by a decrease of RUB 404 million in certain provisions related to Ukraine that we provided for in 2017 following the imposition of sanctions in May 2017, and by RUB 354 million of certain allowances we provided for in 2018 compared to 2017 due to VAT provision accrued in 2017 related to the results of prior years' tax audits.

Additional factors contributing to the overall increase from 2016 to 2017 were increases of RUB 547 million in share‑based compensation expense and RUB 273 million in recruiting and training services and business travel expenses, as well as of RUB 518 million in bank and payment systems commissions mainly related to Yandex.Taxi and an increase by RUB 489 million in consulting and audit expenses, an increase of RUB 404 million in certain provisions related to Ukraine following the imposition of sanctions in May 2017 and RUB 233 million in other professional and outsourced services. These increases were partially compensated by a decrease of RUB 477 million of VAT provision accrued in 2016 related to the results of prior years' tax audits.

We anticipate that our sales, general and administrative expenses in 2019 will continue to increase in absolute terms in comparison to 2018, as we continue to invest in the promotion of our products and services.

Depreciation and amortization.  Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	9,607	11,239	12,137
as a percentage of revenues	12.7%	11.9%	9.5%

Depreciation and amortization expense increased by RUB 898 million, or 8.0%, from 2017 to 2018 and by RUB 1,632 million, or 17.0%, from 2016 to 2017. The increases in absolute terms for 2018 as compared to 2017 and for 2017 as compared to 2016 were primarily due to RUB 328 million and RUB 1,338 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems, RUB 196 million and RUB 156 million increases, respectively, in amortization expense related to technologies and licenses, and RUB 177 million and RUB 49 million increases, respectively, in office furniture and equipment. The increases in depreciation and amortization expense in 2017 and 2018 were primarily the result of our investments in servers and the launch of our new data center in Vladimir in 2017. The increase in depreciation and amortization expense in 2018 compared with 2017 was partly offset by expiration of useful lives of part of our equipment and intangible assets.

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

The following table presents our aggregate share‑based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Share‑based compensation expense	3,422	4,193	6,552
as a percentage of revenues	4.5%	4.5%	5.1%

Share‑based compensation expense increased by RUB 2,359 million, or 56.3%, from 2017 to 2018, because of new equity‑based awards granted in 2017 and 2018.

Share‑based compensation expense increased by RUB 771 million, or 22.5%, from 2016 to 2017, because of new equity‑based awards granted in 2016 and 2017.

The share‑based compensation expense for 2017 and 2018 includes RUB 267 million and RUB 564 million, respectively, related to Business Unit Equity Awards as described in Note 15 to our consolidated financial statements.

We anticipate that share‑based compensation expense will increase in absolute terms in the near term because of new equity‑based awards.

Adjusted operating costs and expenses by reportable segments. Our adjusted operating costs and expenses attributable to the Search and Portal segment increased by RUB 9,365 million, or 16.8%, from 2017 to 2018 and by RUB 6,907 million, or 14.2%, from 2016 to 2017. These increases were primarily due to increases in traffic acquisition costs, personnel expenses and advertising and marketing expenses both in 2018 and 2017, as well as office rent and utilities expenses in 2018 and depreciation and amortization expense in 2017.

Our adjusted operating costs and expenses attributable to the E‑commerce segment decreased by RUB 1,442 million, or 42.3%, from 2017 to 2018 and increased by RUB 57 million, or 1.7%, from 2016 to 2017. The decrease in 2018 is mainly due to deconsolidation of Yandex.Market in April 2018. The increase in 2017 was primarily due to increase in personnel expenses.

Our adjusted operating costs and expenses attributable to the Classifieds segment increased by RUB 1,936 million, or 97.5%, from 2017 to 2018 and by RUB 626 million, or 46.0%, from 2016 to 2017. These increases were primarily due to increases in advertising and marketing investments in both 2017 and 2018 as we continued to invest in the development of the service, an increase in cost of vehicles purchased and resold in 2018 compared with 2017, as well as increases in personnel expenses and allocable office rent and utilities in both 2017 and 2018 resulting from increases in headcount over the periods.

Our adjusted operating costs and expenses attributable to the Taxi segment increased by RUB 10,843 million, or 84.1%, from 2017 to 2018 and by RUB 8,462 million, or 190.7%, from 2016 to 2017. With respect to 2018 compared to 2017, the primary factor contributing to the overall increase was the growth of our EATs and corporate ride-sharing businesses (with growth in expenses in line with revenue growth), as well as significant growth in the number of rides in the ride-sharing segment (with absolute growth but a decline as a percentage of revenues). In addition, 2018 includes three quarters of Uber costs, as well as one-off M&A related expenses. With respect to 2017 compared to 2016, the primary factor contributing to the overall increase was an increase of RUB 5,118 million in advertising and marketing expenses. The other factors are increases in personnel expenses resulting from growth in headcount over the periods as we continue to invest in the development of the service. We anticipate that advertising and marketing expenses of the Taxi segment will increase in absolute terms but decrease as a percentage of revenues.

Our adjusted operating costs and expenses attributable to the Media Services segment increased by RUB 1,060 million, or 62.6%, from 2017 to 2018 and by RUB 613 million, or 56.7% from 2016 to 2017. These increases are mainly due to increases of marketing and advertising expenses, content acquisition costs as well as increases of personnel expenses in both 2017 and 2018.

Our adjusted operating costs and expenses attributable to the Other Bets and Experiments category increased by RUB 3,825 million, or 84.8%, from 2017 to 2018, and increased by RUB 1,556 million, or 52.6%, from 2016 to 2017. The increase in 2018 compared to 2017 was primarily due to rapid growth of our new initiatives, Yandex.Drive and Yandex.Cloud, launched in 2018, and continued investment in Zen and Geolocation Services. With respect to 2017 compared to 2016, the overall increase was primarily due to increase of personnel headcount and depreciation and amortization expense in Geolocation Services.

Interest Income

Interest income increased from RUB 2,909 million in 2017 to RUB 3,382 million in 2018, principally as a result of an increase of average amounts of our deposits during the year and an increase of average interest rates of our RUB and USD-nominated investments. Interest income in 2017 increased from RUB 2,863 million in 2016 to RUB 2,909 million in 2017 principally as a result of an increase of average interest rates on our USD-nominated investments.

Interest Expense

Interest expense increased from RUB 897 million in 2017 to RUB 945 million in 2018 mostly due to an increase of amortization of debt discount related to our convertible notes by RUB 44 million. Interest expense decreased from RUB 1,208 million in 2016 to RUB 897 million in 2017 mostly due to the decrease of amortization of debt discount related to our convertible notes by RUB 227 million.

Effect of Yandex.Market deconsolidation

On April 27, 2018, we deconsolidated Yandex.Market from our consolidated financial results and accounted for this investment under the equity method within investments in non-marketable equity securities on the consolidated balance sheets, initially at fair value of RUB 29,985 million. This resulted in a gain on the deconsolidation in the amount of RUB 28,244 million. Starting April 27, 2018, we record our share of Yandex.Market’s financial results within the other (loss)/income, net line in the consolidated statements of income.

Other (Loss)/Income, net

Our other (loss)/income, net primarily consists of foreign exchange losses and gains generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non‑operating gains and losses, including gains from the sale of equity securities, gains and losses from repurchases of convertible notes and gains and losses from investments in equity securities.

The following table presents the components of our other (loss)/income, net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Foreign exchange (losses)/gains	(3,834)	(1,784)	3,155
Gains from sale of equity securities	157	33	—
Gains/(losses) from repurchases of convertible debt	53	(6)	—
Other	229	291	(233)
Total other (loss)/income, net	(3,395)	(1,466)	2,922
as a percentage of revenues	(4.5)%	(1.6)%	2.3%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statements of income. In 2018 because of the material depreciation of the ruble, we recorded foreign exchange gain of RUB 3,122 million in our Russian subsidiaries as other income, net, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. In 2016 and 2017 we recognized foreign exchange losses in our Russian subsidiaries in the amount of RUB 3,710 million and RUB 1,683 million due to significant appreciation of the Russian ruble against the U.S. dollar. Although the U.S. dollar values of our U.S. dollar‑denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar‑denominated monetary assets.

In 2016, we repurchased $87.4 million in principal amount of our outstanding convertible notes for $82.0 million resulting in a gain of RUB 53 million. In 2017, we repurchased $12.0 million in principal amount of our outstanding convertible notes for $11.6 million resulting in a loss of RUB 6 million. During 2018, we did not repurchase any convertible debt notes before the due date. In December 2018, the notes matured and we repaid in full the remaining amount of outstanding principal in respect of the notes in the face amount of $321.3 million.

Items recognized as “Other” in “Other (loss)/income, net” include gains and losses from investments in equity securities, changes in the fair value of derivative instruments and other non‑operating gains and losses.

Income Tax Expense

The following table presents our income tax expense and effective tax rate for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB,
	except percentages)
Income tax expense	4,324	4,926	8,603
Effective tax rate	38.9%	36.3%	15.8%

Our income tax expense increased by RUB 3,677 million from 2017 to 2018 and increased by RUB 602 million from 2016 to 2017, primarily as a result of changes in taxable income.

Our effective tax rate decreased by 20.5 percentage points from 2017 to 2018. Our effective tax rate was lower in 2018 than in 2017 primarily due to the effect of Yandex.Market deconsolidation which is non-taxable, as well as due to certain provisions related to the results of prior years' tax audits recognized in 2017 and reversed in 2018, partly offset by an increase in share‑based compensation expense, which is non‑deductible, and deferred tax asset valuation allowances provided on operations of our newly acquired Uber and Food Delivery businesses. Adjusted for these effects, our effective tax rate would have been 24.4% and 24.3% in 2018 and 2017, respectively.

Our effective tax rate decreased by 2.6 percentage points from 2016 to 2017. Our effective tax rate was lower in 2017 than in 2016 primarily due to the effects of certain provisions recognized in 2016 related to the results of prior years' tax audits, partly offset by an increase in share‑based compensation expense, which is non‑deductible. Adjusted for these effects, our effective tax rate would have been 24.3% and 23.4% in 2017 and 2016, respectively.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our income tax expense.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended December 31, 2018. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

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

Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2017	2017	2017	2017	2018	2018	2018	2018
	(in millions of RUB)
Consolidated statements of income data:
Revenues	20,652	22,104	23,438	27,860	26,573	29,672	32,570	38,842
Operating costs and expenses:
Cost of revenues(1)	5,348	5,747	6,045	6,797	6,712	8,252	9,070	11,856
Product development(1)	4,518	4,473	4,569	5,201	5,803	5,370	5,542	5,854
Sales, general and administrative(1)	4,948	6,064	8,047	8,022	8,009	8,776	8,957	10,458
Depreciation and amortization	2,463	2,823	2,930	3,023	2,890	2,926	3,118	3,203
Total operating costs and expenses	17,277	19,107	21,591	23,043	23,414	25,324	26,687	31,371
Income from operations	3,375	2,997	1,847	4,817	3,159	4,348	5,883	7,471
Interest income	709	688	732	780	708	817	928	929
Interest expense	(228)	(217)	(226)	(226)	(221)	(243)	(260)	(221)
Effect of Yandex.Market deconsolidation	—	—	—	—	—	28,244	—	—
Other (loss)/income, net	(2,255)	1,389	(626)	26	(400)	2,424	627	271
Income before income tax expense	1,601	4,857	1,727	5,397	3,246	35,590	7,178	8,450
Income tax expense	782	1,373	874	1,897	1,395	2,259	2,410	2,539
Net income	819	3,484	853	3,500	1,851	33,331	4,768	5,911
Net loss attributable to noncontrolling interests	16	30	48	26	529	715	334	148
Net income attributable to Yandex N.V.	835	3,514	901	3,526	2,380	34,046	5,102	6,059

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense.

	Quarter ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2017	2017	2017	2017	2018	2018	2018	2018
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	25.9	26.0	25.8	24.4	25.3	27.8	27.8	30.5
Product development(1)	21.9	20.2	19.5	18.6	21.8	18.0	17.0	15.2
Sales, general and administrative(1)	24.0	27.4	34.3	28.8	30.1	29.6	27.5	26.9
Depreciation and amortization	11.9	12.8	12.5	10.9	10.9	9.9	9.6	8.2
Total operating costs and expenses	83.7	86.4	92.1	82.7	88.1	85.3	81.9	80.8
Income from operations	16.3	13.6	7.9	17.3	11.9	14.7	18.1	19.2
Interest income	3.4	3.1	3.1	2.8	2.7	2.8	2.8	2.4
Interest expense	(1.0)	(1.0)	(0.9)	(0.8)	(0.9)	(1.0)	(0.8)	(0.5)
Effect of Yandex.Market deconsolidation	—	—	—	—	—	95.2	—	—
Other (loss)/income, net	(10.9)	6.3	(2.7)	0.1	(1.5)	8.2	1.9	0.7
Income before income tax expense	7.8	22.0	7.4	19.4	12.2	119.9	22.0	21.8
Income tax expense	3.8	6.2	3.8	6.8	5.2	7.6	7.4	6.6
Net income	4.0	15.8	3.6	12.6	7.0	112.3	14.6	15.2
Net loss attributable to noncontrolling interests	0.1	0.1	0.2	0.1	2.0	2.4	1.1	0.4
Net income attributable to Yandex N.V.	4.1%	15.9%	3.8%	12.7%	9.0%	114.7%	15.7%	15.6%

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense.

Liquidity and Capital Resources

As of December 31, 2018, we had RUB 68,798 million ($990.3 million) in cash and cash equivalents. Cash equivalents consist of bank deposits with original maturities of three months or less. Our current investment policy permits us to hold up to 50% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars. In order to achieve this split of our currency holdings, we convert a portion of the rubles received from operations, as well as from maturing deposits, into U.S. dollars. We maintain our U.S. dollar‑denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar‑denominated holdings as of December 31, 2018 accounted for approximately 66.5% of our cash and cash equivalents.

 The net proceeds to us in December 2013 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $593.9 million; we also received net proceeds of $89.2 million related to the exercise of the underwriters’ over-allotment option in January 2014. From time to time, we repurchased and retired outstanding notes. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million. During 2017, we repurchased and retired an aggregate of $12.0 million principal amount of the outstanding notes for $11.6 million. During 2018, we did not repurchase outstanding notes before the due date. In December 2018, the notes matured and we repaid in full the remaining amount of outstanding principal in respect of the notes in the face amount of $321.3 million when such amounts came due. As of December 31, 2018 no notes remained outstanding.

A further description of the accounting treatment related to the notes can be found in Note 11 of our audited consolidated financial statements included elsewhere in this Annual Report. The net proceeds from convertible notes were received by our parent company, a Dutch holding company that generates no operating cash flow itself.

Other than the proceeds from our convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, etc.), deferred taxes and differences arising from the capitalization and depreciation of property and equipment and amortization of intangible assets. In addition, these dividends cannot result in negative net assets in our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2018 was approximately RUB 79,572 million ($1,145.4 million).

We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. We also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of our principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2018, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 71,752 million ($1,032.8 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 3,588 million ($51.6 million). See “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.”

As of December 31, 2018, we had no outstanding indebtedness. We do not currently maintain any line of credit or other similar source of liquidity.

Cash Flows

In summary, our cash flows were:

	Year ended December 31,
	2016	2017	2018
	(in millions of RUB)
Net cash provided by operating activities	25,286	23,772	28,212
Net cash (used in)/provided by investing activities	(13,106)	(7,788)	25,959
Net cash used in financing activities	(5,549)	(587)	(32,804)
Effect of exchange rate changes on cash	(3,449)	(976)	4,288

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

Cash provided by operating activities.  Cash provided by operating activities consists of net income adjusted for non‑cash items, including depreciation and amortization expense, amortization of debt discount and issuance costs, share‑based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, gain from sale of equity securities, effect of deconsolidation of Yandex.Market, income/losses from equity method investments, gains/losses from repurchases of convertible debt, and the effect of changes in working capital.

Cash provided by operating activities increased by RUB 4,440 million from 2017 to 2018. This increase was primarily due to an increase of RUB 7,399 million in net cash from operations before changes in working capital, partly offset by a decrease in cash provided by changes in working capital of RUB 2,959 million. Cash used in working capital was RUB 3,937 million in 2018 and increased between the periods primarily due to a significant increase in prepaid expenses and other assets, primarily arising from funds receivable mainly related to the Yandex.Taxi business and VAT reclaimable, as well as accounts receivables, net in 2018 compared to 2017.

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

Cash used in investing activities.

Cash provided by investing activities in 2018 increased by RUB 33,747 million compared to 2017 as a result of increases in maturities of term deposits (net of investments) of RUB 34,228 million, and an increase in cash provided by new businesses combinations (net of cash used in acquisitions) of RUB 20,762 million related to the business combination with Uber, which were partly eliminated by increases in capital expenditures of RUB 15,934 million, a decrease in proceeds from debt securities of RUB 2,887 million and effect of deconsolidation of cash and cash equivalents of Yandex.Market of RUB 2,181 million.

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

Our total capital expenditures were RUB 28,323 million in 2018 and RUB 12,389 million in 2017. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment. In 2018 they included the acquisition cost of the property site for our new Moscow headquarters, which amounted to RUB 9.7 billion. We also incurred significant capital expenditures in 2017 and 2018 related to the construction of one of our large data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2019 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash used in financing activities.

For 2018, cash outflow from financing activities was RUB 32,804 million, reflecting RUB 21,281 million used for repayment of our outstanding convertible notes, RUB 10,085 million used in repurchase of our ordinary shares and RUB 1,504 million paid as contingent consideration, partly offset by proceeds of RUB 115 million from share option exercises.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments due by period
			2020	2022
		Through	through	through
	Total	2019	2021	2023	Thereafter
	(in millions of RUB)
Long‑term operating lease obligations	19,387	6,545	11,639	791	412
Data centers related purchase obligations	247	217	30	—	—
Other purchase obligations	4,921	2,761	2,084	76	—
Payments related to business acquisitions	136	96	20	20	—
Total contractual obligations	24,691	9,619	13,773	887	412

The table above presents our long‑term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build‑outs, as well as other purchase obligations primarily related to fixed utilities fees, devices production, content assets and other services and obligations. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2018. All amounts shown include value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Tax Provisions

Significant judgment is required in evaluating our uncertain tax positions and determining our income tax expense. FASB authoritative guidance on accounting for uncertainty in income taxes requires a two‑step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax expense in the period in which such determination is made. The income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2018, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Doing Business and Investing in Russia and Other Countries in which We Operate—Changes in the tax systems of Russia and other countries in which we operate, as well as unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Share‑Based Compensation Expense

We estimate the fair value of share options and share appreciation rights (together, “Share‑Based Awards”) that are expected to vest using the Black‑Scholes‑Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight‑line method. We used the following assumptions in our option‑pricing model when valuing Share‑Based Awards for grants made in the year ended December 31, 2018:

	2017	2018
Dividend yield	—	—
Expected annual volatility	40%	39%
Risk-free interest rate	2.23%	2.72-2.90%
Expected life of the awards (years)	7.19	7.07-7.11
Weighted-average grant date fair value of awards (per share)	$11.86	$14.62

No share options grants were made for the year ended December 31, 2016. No SARs grants were made for the years ended December 31, 2016, 2017 and 2018.

To determine the expected option term, we use the “simplified method” as allowed under the SEC’s accounting guidance, which represents the weighted‑average period during which our awards are expected to be outstanding.

With respect to price volatility, for 2017 and 2018 grants we used historical volatility of our own shares.

We base the risk‑free interest rate on the U.S. Treasury yield curve in effect at the grant date.

We did not declare any external dividends with respect to 2016, 2017 or 2018 and do not have any plans to pay dividends in the near term. We therefore use an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2017 and 2018.

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

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash and cash equivalents and term deposits held in Russia amounted to RUB 14,327 million and RUB 32,953 million as of December 31, 2018 and 2017, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 2,036 million and RUB 4,888 million in 2018 and 2017, respectively.

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

The leases of our Moscow headquarters currently entail outstanding commitments of approximately RUB 16,549 million as of December 31, 2018. The rent under some leases we entered into before 2017 is denominated in U.S. dollars, but payable in rubles at the then‑current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble. There are also some leases we entered into in 2017 and 2018 which contain protection of us as the lessee against appreciation of the U.S. dollar against the ruble. The landlord’s protection from U.S. dollar depreciation and our protection from U.S. dollar appreciation represent embedded derivatives that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re‑measure the fair value of these embedded derivatives and record any change in fair value as foreign exchange gains or losses in the statements of income. We estimate the fair value of these derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2018, we would have recognized additional foreign exchange gains before tax of RUB 11 million in 2018. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2018, we would have recognized additional foreign exchange losses before tax of RUB 11 million in 2018. In March 2017, we designated a portion of our U.S. dollar-denominated term deposits with a third party bank as a hedging instrument to protect us from risk that our U.S. dollar-denominated Moscow headquarters rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. As of December 31, 2018, this deposit was used in full amount. See Note 6 — “Derivative and non-derivative financial instruments” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non‑Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period‑end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2016, 2017 and 2018 are included as a foreign currency translation adjustment recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash and cash equivalents comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash and cash equivalents held in the Netherlands amounted to RUB 30,315 million and RUB 8,291 million as of December 31, 2018 and 2017, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional other comprehensive gains/losses of RUB 5,136 million and RUB 1,338 million in 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Russian ruble remained volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2018 was RUB 69.4706 to $1.00 and, during the period from December 31, 2018 to April 17, 2019, the exchange rate of the Russian ruble appreciated to RUB 64.2422 to $1.00. The lowest rate reached during this period was RUB 69.4706 to $1.00 as of from January 1, 2019 to January 9, 2019. The highest rate reached during this period was RUB 63.7420 to $1.00 as of March 22, 2019.

Interest Rate Risk

We had cash and cash equivalents of RUB 68,798 million as of December 31, 2018. We do not believe that we have any material exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

In December 2013, we issued and sold $600.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. In January 2014, we issued and sold an additional $90.0 million in aggregate principal amount of such notes. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million. During 2017, we repurchased and retired an aggregate of $12.0 million principal amount of the outstanding notes for $11.6 million. We carried the convertible notes at face value less unamortized discount and debt issuance costs on our balance sheet. The fair value of the notes changed when the market price of our shares or interest rates fluctuate. During 2018 we repaid in full the remaining amount of outstanding principal in respect of convertible debt notes in the face amount of $321.3 million and did not repurchase outstanding notes before the due date. On a going forward basis, we are no longer exposed to this interest rate risk.

Item 6.  Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	55	2020	2000	Executive Director and Chief Executive Officer
John Boynton	53	2021	2000	Chairman and Non-Executive Director
Esther Dyson	67	2021	2006	Non-Executive Director
Herman Gref	55	2020	2014	Non-Executive Director
Rogier Rijnja	56	2019	2013	Non-Executive Director
Charles Ryan	51	2019	2011	Non-Executive Director
Ilya Strebulaev	43	2021	2018	Non-Executive Director
Alexander Voloshin	63	2019	2010	Non-Executive Director
G. Gregory Abovsky	42	N/A	2014	Chief Financial Officer, Chief Operating Officer

Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Arkady left his position as CEO at CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His earlier achievements include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

Mr. Boynton has been a non-executive director since 2000. In 2016 he was appointed to serve as Chairman of the Board. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. John also serves on the boards of several companies and non-profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co-founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

Ms. Dyson has been a non-executive director at Yandex since 2006. Ms. Dyson is executive founder of Wellville, a US-based 10-year non-profit project to demonstrate the value of investing in health. Ms. Dyson is an active investor and board member in a variety of IT, healthcare and aerospace start-ups, and also sits on the board of Luxoft (LXFT -NYSE) and Pressreader, two other IT companies of Russian origin. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference, where Yandex CEO Arkady Volozh spoke in 2005. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies Epam, Ostrovok, TerraLink, UCMS and Zingaya. She sits on the boards of 23andMe (genetics) and SWVL (a Cairo-based dynamic transportation company). She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), Meetup (sold to WeWork), and Geometric Intelligence and Jump (sold to Uber), among others. She is the author of “Release 2.0: A design for living in the digital age” (1997). She earned a B.A. in economics from Harvard University.

Mr. Gref  has been a non-executive director since 2014. Mr. Gref has served since 2007 as the Chief Executive Officer and Chairman of the Executive Board of Sberbank of Russia, one of the largest commercial banks in Russia. From 2000 to 2007, Mr. Gref was the Minister for Economic Development of the Russian Federation. He previously served in a number of government positions at the federal and regional levels in Russia. Mr. Gref received a degree in law from Omsk State University in 1990, a Ph.D. in law from St. Petersburg State University in 1993 and has a Ph.D. in

economics. Mr. Gref holds a Citation and Certificate of Honor from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal.

Mr. Rijnja has been a non-executive director of Yandex since 2013. Mr. Rijnja, is Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange. Prior to joining D.E Master Blenders in 2011, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). Prior to this, he was director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Between 1989 and 1996, Mr. Rijnja held several positions at Apple in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands.

Mr. Ryan became a non-executive director of Yandex at the time of its initial public offering in 2011. A finance professional with 29 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University.

Mr. Strebulaev  has been a non-executive director of Yandex since 2018. Mr. Strebulaev has been on the faculty at the Graduate School of Business, Stanford University since 2004 and currently is the David S. Lobel Professor of Private Equity and a tenured Professor of Finance. He has also been a Research Associate at the National Bureau of Economic Research since 2010. He graduated from the London Business School with a doctorate in Finance. He also holds degrees from Lomonosov Moscow State University (B.Sc. Economics) and the New Economic School, Moscow (M.A. Economics). In addition to his qualifications in Finance, Mr. Strebulaev brings to the Board his expertise in the global technology industry, as well as his experience in corporate innovation and leadership.

Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Since February 2012, Mr. Voloshin has served as Chairman of the Board and Independent Director at JSC Freight One. As the leader of the Moscow International Financial Centre working group, Mr. Voloshin championed an overhaul to Russia’s corporate governance rules, helping to update guidance in line with global best practice. He also served as Chairman of the Board of Directors of Uralkali from 2010 to 2014. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003 Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to Chief of Staff from 1997 to 1998. Mr. Voloshin has been Chairman of the Board at Moscow Business School Skolkovo since 2016. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

Mr. Abovsky was appointed Chief Operating Officer of Yandex in 2017 in addition to his role of Chief Financial Officer, which he has been performing since 2014. Mr. Abovsky joined Yandex as Vice President of Investor Relations in January 2013, taking on the additional role of Vice President of Corporate Development in October 2013. Mr. Abovsky began his career in the investment banking division of Morgan Stanley, and has over 17 years of experience in a variety of finance and investment management roles in the media and technology sectors. Mr. Abovsky holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors.

The aggregate cash compensation paid or accrued in 2018 for members of our management team (a total of 10 persons), as a group, was RUB 388 million ($5.6 million).

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

In May 2017, our Compensation Committee and Board approved grants of 125,000 RSUs to our non-executive directors. The award vests over four years, with 25% vesting in April 2018 and the remainder vesting quarterly over the following three years.

In October 2018, our Compensation Committee and Board approved grants of 15,000 RSUs to a non-executive director. The awards vest over three years, with 25% vesting in July 2018 and the remainder vesting quarterly over the following two years.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Strebulaev. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20‑F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

•	making recommendations to our board of directors regarding the appointment by the shareholders of our independent auditors;
•	coordinating our board’s oversight of the internal control over financial reporting, disclosure controls and procedures and code of conduct;

•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

•	pre‑approving all audit and non‑audit services permitted to be performed by the independent auditors;

•	reviewing the independence and quality control procedures of the independent auditors;

•	discussing material off‑balance sheet transactions, arrangements and obligations with management and the independent auditors;

•	reviewing and approving all proposed related‑party transactions;

•	discussing the annual audited consolidated and statutory financial statements with management;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•

meeting separately with the independent auditors to discuss critical accounting policies, observations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management;

•	establishing procedures for an annual internal audit;
•	reviewing the findings of annual internal audits prepared by the internal auditors; and

•	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

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

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2016	2017	2018
Russia	5,877	7,166	8,318
Other	394	279	449
Total	6,271	7,445	8,767

	2016	2017	2018
Product development	3,709	4,290	4,582
Sales, general and administration	2,095	2,716	3,712
Cost of sales	467	439	473
Total	6,271	7,445	8,767

The number of employees as of December 31, 2016 and 2017 included employees of the Yandex.Market before its deconsolidation in April 2018, as described in Note 4 to our consolidated financial statements. This was partly compensated by a headcount reclassification from sales, general and administrative, that we implemented to ensure consistency in internal reporting for positions that we treat as outsource labor.

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

In February 2018, we made an offer to our senior employees of one of our Business units to exchange up to an aggregate of 425,230 of their outstanding Business Unit Equity Awards for an aggregate of 2,029,987 RSUs. The replacement RSUs are fully vested.

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that are to be exercisable within 60 days of February 15, 2019. The percentage of beneficial ownership is based on 287,216,939 Class A shares and 37,878,658 Class B shares outstanding as of February 15, 2019. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as of February 15, 2019
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors and Senior Management:
Arkady Volozh(2)	343,674	*	32,209,684	85.03%	48.41%	10.01%
John Boynton(3)	116,484	*	0	—	*	*
Esther Dyson(4)	179,063	*	0	—	*	*
Rogier Rijnja(5)	18,127	*	0	—	*	*
Charles Ryan(6)	410,688	*	0	—	*	*
Alexander Voloshin(7)	70,029	*	0	—	*	*
Herman Gref(8)	14,789	*	0	—	*	*
Ilya Strebulaev(9)	5,370	*	0	—	*	*
G. Gregory Abovsky(10)	159,015	*	0	—	*	*
All current directors and senior management as a group (9 persons)(11)	1,317,239	0.46%	32,209,684	85.03%	48.56%	10.31%
Principal Shareholders:
Vladimir Ivanov	9,157,491	3.19%	3,318,884	8.76%	6.36%	3.84%
OppenheimerFunds Inc.(12)	18,365,269	6.39%	0	—	2.76%	5.65%
Harding Loevner LP(13)	15,661,134	5.45%	0	—	2.35%	4.82%
Wellington Management Group LLP(14)	14,896,593	5.19%	0	—	2.24%	4.58%

Total shares held by directors, management and 5% holders	59,397,726	20.68%	35,528,568	93.80%	62.26%	29.20%

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

(2)

Includes (a) 6,174 vested restricted share units in respect of Class A shares, and (b) options to purchase 337,500 Class A shares that are exercisable within 60 days after February 15, 2019. Excludes (a) 875 restricted shares units in respect of Class A shares, and (b) options to purchase 262,500 Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(3)

Includes (a) 60,000 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 42,396 Class A shares held by the John W. Boynton IV Trust of 2006, and (c) 14,088 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 31,001 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(4)

Includes 19,063 vested restricted share units in respect of Class A shares. Excludes 12,250 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(5)

Includes 18,127 vested restricted share units in respect of Class A shares. Excludes 12,250 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(6)

Includes (a) 184,892 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly, (b) 25,796 vested restricted share units in respect of Class A shares, (c) 60,000 Class A shares held by UFG Russia Select Fund, and (d) 140,000 Class A shares held by UFG Special Situations Fund (together with the UFG Russia Select Fund, the “UFG Funds”). Mr. Ryan acts as Chairman and is a shareholder of the UFG Funds and may be deemed to have voting and dispositive power over the Class A Shares held by the UFG Funds. Mr. Ryan disclaims beneficial ownership of the Class A shares held by the UFG Funds except to the extent of his pecuniary interest therein. Excludes 12,438 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(7)

Includes (a) 20,029 vested restricted share units in respect of Class A shares, and (b) options to purchase 50,000 Class A shares that are exercisable within 60 days after February 15, 2019. Excludes 6,500 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(8)

Includes 14,789 vested restricted share units in respect of Class A shares. Excludes 7,200 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(9)

Includes 5,370 vested restricted share units in respect of Class A shares. Excludes 14,063 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2019.

(10)

Consists of (a) 29,328 vested restricted share units in respect of Class A shares, and (b) options to purchase 129,687 Class A shares that are exercisable within 60 days after February 15, 2019. Excludes (a) 368,125 restricted share units in respect of Class A shares, and (b) options to purchase 700,313 Class A shares with a strike price of $40.00 per share, which were granted at a strike price above fair market value on the date of the grant in connection with Mr. Abovsky’s additional responsibilities as Chief Operating Officer, which are not vested or exercisable within 60 days after February 15, 2019.

(11)

Includes (a) 152,764 vested restricted share units in respect of Class A shares, and (b) options to purchase 517,187 Class A shares that are exercisable within 60 days after February 15, 2019. Excludes (a) 464,702 restricted share units in respect of Class A shares, and (b) options to purchase 962,813 Class A shares and restricted share units that are not vested or exercisable within 60 days after February 15, 2019.

(12)	The number of shares reported is based solely on the Schedule 13G filed by OppenheimerFunds Inc. on January 14, 2019 and represents its respective beneficial ownership as of December 31, 2018.
(13)	The number of shares reported is based solely on the Schedule 13G filed by Harding Loevner LP on February 14, 2019 and represents its respective beneficial ownership as of December 31, 2018.
(14)

The number of shares reported is based solely on the Schedule 13G filed by Wellington Management Group LLP on February 12, 2019 and represents its respective beneficial ownership as of December 31, 2018.

Holdings by U.S. Shareholders

As of February 15, 2019, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 99.98% of our outstanding Class A shares by number, which represented approximately 43.12% of our outstanding shares by voting power.

Related Party Transactions

Shareholders’ Agreement

Shareholders holding an aggregate of approximately 46 million Class A and Class B shares, representing approximately 55% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

Following the sale of the controlling interest and deconsolidation of Yandex.Money in July 2013, we retained a noncontrolling interest and significant influence over Yandex.Money’s business. We continue to use Yandex.Money for payment processing and sublease to Yandex.Money part of our premises. The amount of revenues from subleasing and other services was RUB 86 million and RUB 51 million ($0.7 million) for the years ended December 31, 2017 and 2018, respectively. The amount of fees for online payment commissions was RUB 439 million and RUB 432 million ($6.2 million) for the years ended December 31, 2017 and 2018 respectively. As of December 31, 2017 and 2018, the amount of receivables related to payment processing was RUB 158 million and RUB 344 million ($5.0 million), respectively. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers.

Yandex.Market Joint Venture

Following the formation of Yandex.Market joint venture with Sberbank and the deconsolidation of Yandex.Market in April 2018, we retained a noncontrolling interest and significant influence over Yandex.Market’s business. The Company continues to provide advertising services and to sublease to Yandex.Market part of its premises. The amount of revenues from advertising services was RUB 469 million ($6.8 million) for the year ended December 31, 2018. The amount of revenues from subleasing and other services was RUB 1,001 million ($14.4 million) for the year ended December 31, 2018. As of December 31, 2018, the amount of receivables from Yandex.Market was RUB 407 million ($5.9 million) and amount of payables was RUB 70 million ($1.0 million).

Advisory Fees; Lending Arrangements

In December 2015, we engaged Sberbank CIB, an affiliate of Sberbank, as our financial advisor in connection with a proposed acquisition of the office complex in central Moscow in which our Russian headquarters are located. Pursuant to this engagement, we paid Sberbank CIB advisory fees of $0.2 million. In September 2016, we terminated this transaction because of changing market conditions.

Internet-acquiring agreement with Sberbank

In October 2017 the Company entered into new internet-acquiring agreement with Sberbank. The amount of fees was RUB 45 million and RUB 844 million ($12.1 million) for the years ended December 31, 2017 and 2018 respectively. As of December 31, 2018, the amount of receivables related to internet-acquiring was RUB 1,081 million ($15.6 million).

Loans granted to related parties

As of December 31, 2017 and 2018, we had loans outstanding in the aggregate principal amount of RUB 173 million and RUB 207 million ($3.0 million), respectively, to the CEOs of our business units, principally in connection with their purchase of equity interests in those subsidiaries, and to certain senior employees. The interest rate on the loans is up to 8% per annum and they mature in 2019-2028.

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

In connection with the offering of the notes, we entered into an Indenture, dated December 17, 2013, with the Bank of New York Mellon, a New York banking corporation, as trustee, which includes the terms and conditions upon which the notes are to be authenticated, issued and delivered. The notes were convertible into cash, Class A shares of Yandex or a combination of cash and Class A shares, at our election, based on an initial conversion rate of 19.4354 Class A shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $51.45 per Class A share, subject to adjustment on the occurrence of certain events. Prior to June 15, 2018, the notes were convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date of the notes.

The notes beared interest at a rate of 1.125% per year, payable semi‑annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes matured on December 15, 2018, unless earlier repurchased, redeemed or converted in accordance with their terms. The notes were senior unsecured obligations of the Company and we did not have the right to redeem the notes prior to maturity, except in connection with certain changes in tax laws.

The net proceeds from the convertible note offering were approximately $683 million, after deducting the initial purchasers’ discount and estimated offering expenses.

In 2014-2017, we repurchased an aggregate of $368.7 million principal amount of the convertible notes for an aggregate of $327.1 million in the open market. In December 2018, the convertible notes matured and we repaid in full the remaining $321 million aggregate principal amount of the outstanding notes.

Yandex.Taxi joint venture with Uber

Contribution Agreement with respect to Yandex.Taxi

On July 13, 2017, we entered into a Contribution Agreement (the “Contribution Agreement”) with Uber International C.V. (“Uber”), a wholly owned subsidiary of Uber Technologies, Inc., to combine Yandex.Taxi and the ride-sharing, food delivery and related logistics businesses of Uber in Russia and neighboring countries. On February 7, 2018, the transaction contemplated by the Contribution Agreement was closed.

As of December 31, 2018, the combined business operated in Russia, Armenia, Azerbaijan, Belarus, Côte d’Ivoire, Estonia, Finland, Georgia, Israel, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Serbia and Uzbekistan.

Pursuant to the Contribution Agreement, the parties contributed their respective businesses within the territories to a newly formed Dutch company, MLU B.V. (“MLU”). In addition, Yandex contributed $100 million in cash and Uber contributed $225 million in cash to MLU at closing.  Further, Yandex sold Uber an additional 2% stake in MLU in exchange for shares of Class A common stock of Uber. As of December 2018, MLU is owned 61.00% by Yandex, 37.96% by Uber and 1.04% by the employees based on the total number of outstanding shares.

The Contribution Agreement contains warranties, indemnities and covenants customary for a joint venture combination of this nature.

Both parties have licensed their respective brands to MLU for use in the territories.  In addition, Yandex licensed its core maps, location-based services and related technology to MLU.  The MLU business now operates on the existing Yandex.Taxi technology platform.

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

Pursuant to the Subscription Agreement, an affiliate of Sberbank subscribed for new ordinary shares of Yandex.Market for 30 billion rubles (approximately $500 million as of signing).  As a result of the transaction, Yandex and Sberbank each own approximately 45% of the issued shares in the capital of Yandex.Market (on a fully diluted basis); 10% is held by an equity incentive foundation to facilitate current and future equity ownership by management and employees of Yandex.Market. The Subscription Agreement contains warranties, indemnities and covenants customary for a transaction of this nature.

Yandex.Market engages in e-commerce, with a core focus on a B2C online retail marketplace. In the Russian Federation, other CIS states, Baltics states and Georgia, the principal shareholders can engage in the core business solely through Yandex.Market.

We continue to provide to Yandex.Market the rights to use the Yandex.Market brand, as well as technology, promotion and related services, all of which on arms’ length terms. Sberbank has also entered into an agreement with Yandex.Market to provide promotion and related services on arms’ length terms.

Shareholders Agreement with respect to Yandex.Market

At the closing of the Yandex.Market joint venture described above, we, Sberbank and Yandex.Market, among others, entered into a shareholders’ agreement (the “Shareholders’ Agreement”) in respect of the governance and operation of Yandex.Market.  Pursuant to the Shareholders’ Agreement, the board of directors of Yandex.Market has seven members:  three are appointed by Yandex (one of whom is independent of Yandex); three are appointed by Sberbank (one of whom is independent of Sberbank); and the fourth is initially the Chief Executive Officer of Yandex.Market. Each principal shareholder has protective rights customary for a joint venture of this nature. Both parties agreed to customary restrictions on transfer of their shares in Yandex.Market, as well as customary rights of first refusal, tag-along, drag along and public offering initiation. Yandex and Sberbank also agreed to certain restrictive covenants in the exclusive territories, as well as certain non-solicitation restrictions with respect to employees of Yandex.Market. The transaction was closed on April 27, 2018.

Sale and Purchase Agreement with Respect to the Property Site for the New Moscow Headquarters

In December 2018, we announced the purchase of rights to a land plot of approximately 4 hectares situated at 15 Kosygina Street, Moscow, Russia (“Property Site”).

In connection with the acquisition of the Property Site, we, directly and indirectly, entered into a series of agreements with Orlenok Hotel Complex OJSC, the owner of the principal facility on the Property Site, as well as a number of additional owners of smaller adjacent facilities and lease rights to the land. We have acquired the rights to the land, buildings and fixtures, including the underlying long-term land leases from the Moscow City government related to the land plot. In particular, on November 27, 2018 we entered into a sale and purchase agreement with a special purpose vehicle NAPA LLC which aggregated all the rights to the Property Site and the facilities on the Property Site.

The total aggregate acquisition cost of the Property Site is approximately US$145 million (exclusive of 18% VAT). The transaction agreements contain representations, warranties and undertakings customary for a transaction of this nature, including a condition that all purchases and sales of individual facilities be completed simultaneously, as well as a condition that appropriate additional governmental approvals and permits be obtained.

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

Passive foreign investment company considerations.  A corporation organized outside the United States generally will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look‑through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any prior tax year after 2013. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not expect to be a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder’s holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark‑to‑market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

Backup Withholding and Information Reporting.  U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.‑related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, certain U.S. holders who are individuals may be required to report to the IRS information relating to their ownership of the Class A shares, subject to certain exceptions (including an exception for shares held in an account maintained by a U.S. financial institution). U.S. holders may be subject to backup withholding (currently at 24%) on dividends and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.‑related financial intermediaries, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W‑9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Item 15.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2018. The term “disclosure controls and procedures,” as defined in Rules 13a 15(e) and 15d 15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2017, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2018. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2018, our internal control over financial reporting was effective.

No change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

During 2018, we implemented internal controls to ensure we have adequately evaluated our contracts and properly assessed the impact of the new accounting standard related to revenue recognition on our consolidated financial statements to facilitate the adoption on January 1, 2018. There were no significant changes to our internal control over financial reporting upon adoption of the new standard. During 2018, we implemented internal controls to ensure we have adequately evaluated our lease portfolio and properly assessed the impact of the new accounting standard related to leases on our consolidated financial statements to facilitate the adoption on January 1, 2019. We do not expect significant changes to our internal control over financial reporting due to the adoption of the new standard.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by JSC KPMG, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Yandex N.V. and subsidiaries’ (together, the “Company”) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 19, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

April 19, 2019

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

Item 16C.  Principal Accountant Fees and Services.

The following table summarizes the fees of JSC KPMG, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years:

	2017	2018
	(RUB in million)
Audit Fees(1)	18.1	69.1
Audit Related Fees(2)	—	—
Tax Fees(3)	1.8	—
All Other Fees	6.7	1.1
Total Fees	26.6	70.2

The following table summarizes the fees of AO Deloitte & Touche, our predecessor independent registered public accounting firm, or its affiliates billed to us for 2017 fiscal year:

2017
(RUB in million)
Audit Fees(1)	32.2
Audit Related Fees(2)	0.4
Tax Fees(3)	2.0
All Other Fees (4)	—
Total Fees	34.6

(1)

Audit fees for 2018 and 2017 were for professional services provided for the review of interim financial statements and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20‑F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre‑Approval Policies for Non‑Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non‑audit services unless the audit committee pre‑approves the service. The audit committee pre‑approved all of the non‑audit services performed for us by JSC KPMG during 2018.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together, the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2018 and 2017 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Russian rubles have been translated into United States dollars on the basis set forth in Note 2 “Summary of significant accounting policies – Foreign currency translation” of the notes to the consolidated financial statements.

We also have audited the adjustments to the 2016 consolidated financial statements to retrospectively apply the change in accounting, as described in Note 2 “Summary of significant accounting policies – Reclassifications and changes in presentation” and Note 16 “Information about segments, revenues & geographic areas”. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 19, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ JSC “KPMG”

We have served as the Company’s auditor since 2017.

Moscow, Russia

April 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2 “Summary of significant accounting policies – Reclassifications and changes in presentation” and Note 16 “Information about segments, revenues & geographic areas” to the consolidated financial statements, the consolidated statements of income, comprehensive income, cash flows and shareholders’ equity of Yandex N.V. and subsidiaries (together, the “Company”) for the year ended December 31, 2016 (the 2016 consolidated financial statements before the effects of the adjustments discussed in Note 2 and Note 16 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2 and Note 16 to the consolidated financial statements, present fairly, in all material respects, the results of operations of Yandex N.V. and subsidiaries and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audit also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and Note 16 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ AO Deloitte & Touche CIS

Moscow, Russia

March 22, 2017

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2017	2018	2018
		RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	5	42,662	68,798	990.3
Term deposits		23,040	—	—
Accounts receivable, net	5, 17	9,746	14,570	209.7
Prepaid expenses		1,269	2,608	37.5
Other current assets	5	4,039	6,444	92.8
Total current assets		80,756	92,420	1,330.3
Property and equipment, net	8	21,171	39,740	572.0
Intangible assets, net	9	5,023	11,545	166.2
Goodwill	9	9,328	52,662	758.0
Long-term prepaid expenses		1,788	1,800	26.0
Term deposits, non-current		5,005	—	—
Investments in non-marketable equity securities	4, 5	2,001	36,484	525.2
Deferred tax assets	10	2,171	3,239	46.6
Other non-current assets	5	3,301	3,808	54.8
TOTAL ASSETS		130,544	241,698	3,479.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5, 17	11,111	16,886	243.1
Income and non-income taxes payable	5	4,213	4,059	58.4
Deferred revenue		2,464	2,792	40.2
Convertible debt	11	17,834	—	—
Total current liabilities		35,622	23,737	341.7
Deferred tax liabilities	10	959	1,572	22.6
Other accrued liabilities		1,316	569	8.2
Total liabilities		37,897	25,878	372.5
Commitments and contingencies	12
Redeemable noncontrolling interests	14	9,821	13,035	187.6
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	13	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	13	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 289,364,467 and 292,437,655, Class B: 40,692,286 and 37,878,658, and Class C: 4,166,448 and nil, respectively); shares outstanding (Class A: 285,612,556 and 286,848,365, Class B: 40,692,286 and 37,878,658, and Class C: nil)	13	271	263	3.8
Treasury shares at cost (Class A: 3,751,911 and 5,589,290, respectively)	13	(3,814)	(10,769)	(155.0)
Additional paid-in capital		16,469	69,729	1,003.7
Accumulated other comprehensive income	2, 5	1,864	8,182	117.7
Retained earnings		68,036	112,644	1,621.5
Total equity attributable to Yandex N.V.		82,826	180,049	2,591.7
Noncontrolling interests		-	22,736	327.3
Total shareholders’ equity		82,826	202,785	2,919.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		130,544	241,698	3,479.1

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2016	2017	2018	2018
		RUB	RUB	RUB	$
Revenues	16, 17	75,925	94,054	127,657	1,837.6
Operating costs and expenses:
Cost of revenues(1)		19,754	23,937	35,890	516.6
Product development(1)		15,832	18,761	22,569	324.9
Sales, general and administrative(1)	17	17,885	27,081	36,200	521.1
Depreciation and amortization		9,607	11,239	12,137	174.7
Total operating costs and expenses		63,078	81,018	106,796	1,537.3
Income from operations		12,847	13,036	20,861	300.3
Interest income		2,863	2,909	3,382	48.7
Interest expense	11	(1,208)	(897)	(945)	(13.6)
Effect of Yandex.Market deconsolidation	4, 10	—	—	28,244	406.6
Other (loss)/income, net	5	(3,395)	(1,466)	2,922	42.0
Income before income tax expense		11,107	13,582	54,464	784.0
Income tax expense	10	4,324	4,926	8,603	123.9
Net income		6,783	8,656	45,861	660.1
Net loss attributable to noncontrolling interests		15	120	1,726	24.9
Net income attributable to Yandex N.V.		6,798	8,776	47,587	685.0
Net income per Class A and Class B share:
Basic	3	21.19	27.02	145.67	2.10
Diluted	3	20.84	26.49	141.98	2.04
Weighted average number of Class A and Class B shares outstanding:
Basic	3	320,788,967	324,747,888	326,667,118	326,667,118
Diluted	3	326,136,949	331,243,961	335,162,062	335,162,062

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share‑based compensation expenses of:

Cost of revenues	193	178	180	2.6
Product development	2,238	2,477	4,450	64.1
Sales, general and administrative	991	1,538	1,922	27.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2016	2017	2018	2018
		RUB	RUB	RUB	$
Net income		6,783	8,656	45,861	660.1
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		(2,100)	968	8,102	116.6
Reclassification adjustment, net of tax of nil	5	(103)	—	—	—
Foreign currency translation adjustment, net of tax of nil		(2,203)	968	8,102	116.6
Total other comprehensive (loss)/income		(2,203)	968	8,102	116.6
Total comprehensive income		4,580	9,624	53,963	776.7
Total comprehensive loss/(income) attributable to noncontrolling interests		15	120	(133)	(1.9)
Total comprehensive income attributable to Yandex N.V.		4,595	9,744	53,830	774.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2016*	2017	2018	2018
		RUB	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		6,783	8,656	45,861	660.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		7,655	9,131	9,833	141.5
Amortization of intangible assets		1,952	2,108	2,304	33.2
Amortization of debt discount and issuance costs		911	684	728	10.5
Share-based compensation expense		3,422	4,193	6,552	94.4
Deferred tax benefit		(864)	(1,513)	(1,862)	(26.8)
Foreign exchange losses/(gains)		3,834	1,784	(3,155)	(45.4)
Gain from sale of equity securities		(157)	(33)	—	—
Effect of deconsolidation of Yandex.Market	4	—	—	(28,244)	(406.6)
(Income)/loss from equity method investments		(205)	(353)	195	2.8
(Gain)/loss from repurchases of convertible debt		(53)	6	—	—
Other		165	87	(63)	(1.0)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(2,385)	(1,996)	(4,705)	(67.7)
Prepaid expenses and other assets		113	(2,224)	(5,887)	(84.7)
Accounts payable and accrued liabilities		3,817	2,921	6,176	88.9
Deferred revenue		298	321	479	6.9
Net cash provided by operating activities		25,286	23,772	28,212	406.1
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(9,625)	(12,389)	(28,323)	(407.7)
Proceeds from sale of property and equipment		177	73	235	3.5
Acquisitions of businesses, net of cash acquired	4	—	(918)	19,844	285.6
Investments in non-marketable equity securities		(491)	(191)	(155)	(2.2)
Proceeds from sale of equity securities	4	—	267	34	0.5
Investments in debt securities		(3,159)	—	—	—
Proceeds from maturity of debt securities		2,525	2,887	—	—
Investments in term deposits		(70,430)	(70,082)	(55,592)	(800.2)
Maturities of term deposits		68,447	72,731	92,469	1,331.0
Loans granted		(550)	(166)	(372)	(5.4)
Deconsolidation of cash and cash equivalents of Yandex.Market		—	—	(2,181)	(31.4)
Net cash (used in)/provided by investing activities		(13,106)	(7,788)	25,959	373.7
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		431	328	115	1.7
Repurchase of share options		—	(77)	—	—
Repurchases of convertible debt	11	(5,397)	(668)	—	—
Repayment of convertible debt		—	—	(21,281)	(306.3)
Repurchases of ordinary shares		—	—	(10,085)	(145.2)
Payment for contingent consideration		(680)	(195)	(1,504)	(21.7)
Other financing activities		97	25	(49)	(0.7)
Net cash used in financing activities		(5,549)	(587)	(32,804)	(472.2)
Effect of exchange rate changes on cash and cash equivalents		(3,449)	(976)	4,288	61.7
Net change in cash and cash equivalents		3,182	14,421	25,655	369.3
Cash and cash equivalents at beginning of period		25,628	28,810	43,231	622.3
Cash and cash equivalents at end of period		28,810	43,231	68,886	991.6
Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period		24,238	28,232	42,662	614.1
Restricted cash, beginning of period		1,390	578	569	8.2
Cash and cash balances, beginning of period		25,628	28,810	43,231	622.3
Cash and cash equivalents, end of period		28,232	42,662	68,798	990.3
Restricted cash, end of period		578	569	88	1.3
Cash and cash balances, end of period		28,810	43,231	68,886	991.6
Supplemental disclosure of cash flow information:
Cash paid for income taxes		4,531	5,704	8,874	127.7
Cash paid for acquisitions	4	—	918	956	13.8
Interest paid		264	208	112	1.6
Non-cash investing activities:
Settlement of loans granted and interest receivable through acquisition	4	—	—	795	11.5
Change in accounts payable for property and equipment		(230)	38	27	0.4
Settlement of investments in relation to purchases of intangible assets		—	173	—	—
Fair value of contingent consideration included in purchase price at acquisition	4	—	151	—	—

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

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share		Ordinary Shares				Accumulated		Non-		Redeemable
	Issued and		Issued and		Treasury	Additional	Other		redeemable		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	NCI		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings		Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2016	1	—	319,252,171	75	(12,531)	17,257	3,099	62,197	—	70,097	—
Share-based compensation expense	—	—	—	—	—	3,422	—	—	—	3,422	—
Exercise of share options (Note 15)	—	—	3,364,769	—	—	435	—	—	—	435	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(24)	—	—	—	(24)	—
Class B shares conversion	—	—	—	209	—	(209)	—	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	4,163	(4,163)	—	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(113)	—	—	—	(113)	—
Windfall tax benefit	—	—	—	—	—	(29)	—	—	—	(29)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,203)	—	—	(2,203)	—
Net income / (loss)	—	—	—	—	—	—	—	6,798	—	6,798	(15)
Decrease in ownership in subsidiaries	—	—	—	—	—	3	—	—	—	3	221
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(1,300)	—	(1,300)	1,300
Balance as of December 31, 2016	1	—	322,616,940	284	(8,368)	16,579	896	67,695	—	77,086	1,506
Share-based compensation expense	—	—	—	—	—	4,193	—	—	—	4,193	—
Exercise of share options (Note 15)	—	—	3,687,902	—	—	335	—	—	—	335	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(85)	—	—	—	(85)	—
Class B shares conversion	—	—	—	(13)	—	13	—	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	4,554	(4,554)	—	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(12)	—	—	—	(12)	—
Foreign currency translation adjustment	—	—	—	—	—	—	968	—	—	968	—
Net income / (loss)	—	—	—	—	—	—	—	8,776	—	8,776	(120)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(8,435)	—	(8,435)	8,435
Balance as of December 31, 2017	1	—	326,304,842	271	(3,814)	16,469	1,864	68,036	—	82,826	9,821
Share-based compensation expense	—	—	—	—	—	6,552	—	—	—	6,552	—
Exercise of share options (Note 15)	—	—	3,182,860	—	—	110	—	—	—	110	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(84)	—	—	—	(84)	—
Class B shares conversion	—	—	—	(8)	—	8	—	—	—	—	—
Repurchases of shares (Note 13)	—	—	(4,760,679)	—	(10,157)	—	—	—	—	(10,157)	—
Reissue of shares for options exercised	—	—	—	—	3,202	(3,202)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,243	—	1,809	8,052	50
Business combination	—	—	—	—	—	49,384	—	—	22,588	71,972	278
Settlement of contingent consideration by Class A shares	—	—	—	—	—	500	—	—	—	500	—
Other	—	—	—	—	—	(8)	75	(28)	—	39	—
Net income / (loss)	—	—	—	—	—	—	—	47,587	(1,661)	45,926	(65)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,951)	—	(2,951)	2,951
Balance as of December 31, 2018	1	—	324,727,023	263	(10,769)	69,729	8,182	112,644	22,736	202,785	13,035
Balance as of December 31, 2018, $		—		3.8	(155.0)	1,003.7	117.7	1,621.5	327.3	2,919.0	187.6

The accompanying notes are an integral part of the consolidated financial statements

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Yandex N.V., together with its consolidated subsidiaries (together, the “Company”), is a technology company that builds intelligent products and services powered by machine learning. The Company generates substantial part of its revenues from online advertising, while other revenues, primarily represented by commission-based revenues of its Taxi business, continue increasing their share in the Company’s revenue structure.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements differ from the financial statements prepared by the Company’s individual legal entities for statutory purposes in that they reflect certain adjustments, not recorded in the accounting records of the Company's individual legal entities, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. Distributable retained earnings of the Company are based on amounts reported in statutory accounts of individual entities and may significantly differ from amounts calculated on the basis of U.S. GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and the entities it controls. All inter‑company transactions and balances within the Company have been eliminated upon consolidation.

Noncontrolling interests in consolidated subsidiaries are included in the consolidated balance sheets as a separate component of equity. We report consolidated net income inclusive of both the Company’s and the noncontrolling interests’ share, as well as amounts of consolidated net income/(loss) attributable to each of the Company and the noncontrolling interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to investments in non-marketable equity securities, redeemable noncontrolling interests, impairment assessments of goodwill and intangible assets, useful lives of property and equipment and intangible assets, accounts receivable allowance, fair values of share-based awards, deferred tax assets, fair values of financial instruments, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Consolidated Statements of Cash flows

2016
RUB
CASH FLOWS FROM OPERATING ACTIVITIES:
Prepaid expenses and other assets	(163)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Payment for contingent consideration	(528)
Effect of exchange rate changes on cash and cash equivalents	(121)
Net change in cash and cash equivalents	(812)
Cash and cash equivalents at beginning of period	1,390
Cash and cash equivalents at end of period	578

Also certain reclassifications have been made to the prior years’ consolidated statements of income due to aggregation/separation of certain line items in 2017.

Consolidated Statements of Income

In 2016 interest expense was netted against interest income, starting 2017 interest expense is presented as a separate line in the consolidated statements of income.

2016
RUB
Interest income	2,863
Interest expense	(1,208)
Interest income, net	1,655

Other

In 2017, the Company changed the presentation of the effective income tax rate reconciliation from reconciling to expected income tax expense at 20% in prior years to the Dutch statutory rate of 25% (see Note 10).

Foreign Currency Translation

The functional currency of the Company’s parent company is the U.S. dollar. The functional currency of the Company’s operating subsidiaries is generally the respective local currency. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other (loss)/income, net in the accompanying consolidated statements of income.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 69.4706 to $1.00, the prevailing exchange rate as of December 31, 2018. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Other revenues, primarily represented by commission-based revenues of the Taxi business, continue increasing their share in the Company’s revenue structure. Significant changes in the ride-sharing industry could adversely affect the Company's financial position and results of operation.

Approximately half of the Company’s revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients. Accounts receivable are typically unsecured and are primarily derived from revenues earned from customers located in the Russian Federation.

No individual customer or groups of affiliated customers represented more than 15% of the Company’s revenues or accounts receivable in 2016, 2017 and 2018.

Financial instruments that can potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents and term deposits. The primary focus of the Company’s treasury strategy is to preserve capital and meet liquidity requirements.

The Company’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. To manage the risk exposure, the Company maintains its portfolio of investments in a variety of term deposits and money market funds.

Revenue Recognition

On January 1, 2018, the Company adopted Accounting Standards Update (the “ASU”) on revenue from contracts with customers (Topic 606), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. The adoption of Topic 606 did not have a material impact on the Company’s consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Revenue is recognized when the control of promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company's contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations. Revenue is recorded net of value added tax (“VAT”).

The Company’s revenue disaggregated by revenue source for the years ended December 31, 2016, 2017 and 2018 consists of the following:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	2016 (2)	2017 (2)	2018	2018
	RUB	RUB	RUB	$
Online advertising revenues(1):
Yandex websites	52,888	65,149	78,696	1,132.8
Yandex ad network websites	19,691	22,251	24,041	346.1
Total online advertising revenues	72,579	87,400	102,737	1,478.9
Revenues of Taxi business	2,313	4,891	19,213	276.6
Other revenues	1,033	1,763	5,707	82.1
Total revenues	75,925	94,054	127,657	1,837.6

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

(2)	As noted above, prior period amounts have not been adjusted under the modified retrospective method.

Revenues disaggregated by geography, based on the billing address of the customer, consist of the following:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Revenues:
Russia	69,619	87,470	118,128	1,700.4
Rest of the world	6,306	6,584	9,529	137.2
Total revenues	75,925	94,054	127,657	1,837.6

The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Online Advertising Revenues

The Company’s online advertising revenues are generated from serving online ads on its own websites and on Yandex ad network members’ websites. Advance payments received by the Company from advertisers are recorded as deferred revenue on the Company’s consolidated balance sheet and recognized as online advertising revenues in the period services are provided.

Advertising sales commissions and bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 5,633, RUB 7,375 and RUB 9,367 ($134.8) in 2016, 2017 and 2018, respectively.

In accordance with U.S. GAAP, the Company reports online advertising revenues gross of fees paid to Yandex ad network members, because the Company is the principal to its advertisers and retains collection risk. The Company records fees paid to ad network members as traffic acquisition costs, a component of cost of revenues.

The Company recognizes online advertising revenues based on the following principles:

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

one of the performance‑based ads that are displayed next to the search results or on the content pages of Yandex or Yandex ad network members’ websites.

The Company recognized revenue for Yandex.Market services in the consolidated statements of income until the deconsolidation of Yandex.Market in April 2018 (Note 4). Yandex.Market services are priced on a cost per click (CPC) basis, similar to Yandex.Direct.

The Company recognizes revenue from brand advertising on its websites and on Yandex ad network member websites as “impressions” are delivered. An “impression” is delivered when an advertisement appears on pages viewed by users.

The Company may accept a lower consideration than the amount promised per the contract for certain revenue transactions and certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Company believes that there will be no significant changes to the estimates of variable consideration.

Revenues of Taxi business

The revenues of the Taxi business primarily consist of commissions for providing ride-sharing services related to the Yandex.Taxi and Uber after the transaction (Note 4) and commissions for food delivery services.

For ride-sharing services provided to individual transportation services users, the Company is not a principal and reports only Yandex.Taxi’s and Uber’s commission fees as revenue. For services provided to corporate transportation services clients the Company acts as the principal and revenue and related costs are recorded gross. In the regions, where revenues exceed promotional discounts to users and minimum fare guarantees, the discounts and guarantees are netted against revenues. For the regions, where discounts to users and minimum fare guarantees exceed the related revenues, the excess is presented in sales, general and administrative expenses in the statement of operations and other comprehensive income.

For food delivery services provided to individual service users, the Company is not a principal and reports only Yandex.EATs’s commission fees as revenue. In the regions, where revenues exceed promotional discounts to users, the discounts are netted against revenues. For the regions, where discounts to users exceed the related revenues, the excess is presented in sales, general and administrative expenses in the statement of operations and other comprehensive income.

The Company recorded RUB 14,311 ($206.0) of promotional discounts to users and minimum fare guarantees in 2018 (RUB 9,737 in 2017), of which RUB 11,574 ($166.6) (RUB 4,606 in 2017) were netted against revenues and RUB 2,737 ($39.4) (RUB 5,131 in 2017) were presented in sales, general and administrative expenses.

Other Revenue

The Company’s other revenue primarily consists of revenues from car-sharing business.

The Company’s revenue from car-sharing business is recognized over the period when the car rental service is provided to users.

Practical Expedients and Exemptions

The Company accounts for sales commissions as incurred because the amortization period is one year or less.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company does not disclose the value of unsatisfied performance obligations as of period end for contracts with an original expected duration of one year or less and contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

Cost of Revenues

Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners (“distribution partners”) who distribute the Company’s products or otherwise direct search queries to the Company’s websites. These amounts are primarily based on revenue‑sharing arrangements with ad network members and distribution partners. Traffic acquisition costs are expensed as incurred. Cost of revenues also includes expenses associated with the operation of the Company’s data centers, including personnel costs, share-based compensation, rent, utilities and bandwidth costs; as well as content acquisition costs and other cost of revenues.

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

Advertising and Promotional Expenses

The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2016, 2017 and 2018, promotional and advertising expenses totaled approximately RUB 7,132, RUB 13,054 and RUB 15,372 ($221.3), respectively.

Government Funds Contributions

The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a regressive rate (from 14% to 4% for accredited IT outsourcing providers and from 30% to 15% for other companies in 2017 and 2018 and from 30% to 15% for all companies in 2016) based on the annual compensation of each employee. These contributions are expensed as incurred.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Income Taxes

Current tax expense/(benefit) is calculated as the estimated amount expected to be recovered from or paid to the taxing authorities based on the taxable income for the period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for carryforwards. Deferred tax assets, including those for operating loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are classified as non‑current. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, and to the amount that it is more likely than not to be realized. In making such a determination, management consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The tax benefits of tax positions are recognized in the financial statements if it is more likely than not that they will be sustained on audit by the taxing authorities, including resolution of related appeals or litigation processes, if any.

Recognized tax benefits are measured as the largest amount that is greater than 50 percent likely of being realized upon settlement.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of income. Accrued interest and penalties are presented in the consolidated balance sheets within other accrued liabilities, non-current or accounts payable and accrued liabilities together with unrecognized tax benefits based on the timing of expected resolution.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non‑owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2016, 2017 and 2018 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Accumulated other comprehensive income of RUB 1,864 as of December 31, 2017 and RUB 8,182 ($117.7) as of December 31, 2018 solely comprises cumulative foreign currency translation adjustment.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Interests held by third parties in consolidated majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Company’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the consolidated balance sheets. The net income attributable to noncontrolling interest reflects the share of the net income of the Company’s consolidated subsidiaries, in which there are either noncontrolling interests or redeemable noncontrolling interests.

Ownership interests in the Company’s consolidated subsidiaries held by the senior employees of these subsidiaries are considered redeemable as according to the terms of the business unit equity awards the employees have the right to redeem their interests for cash. Accordingly, such redeemable noncontrolling interests have been presented as mezzanine equity in the consolidated balance sheets. Adjustments to the redemption value of the redeemable noncontrolling interests are recorded through retained earnings.

Fair Value of Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, restricted cash, investments in equity securities, accounts receivable, loans to employees, accounts payable, accrued liabilities and convertible debt. The carrying amounts of cash and cash equivalents, short-term deposits, current restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short‑term nature of those instruments.

Term Deposits

Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non‑current term deposits if the original maturities are more than one year.

Investments in Equity Securities

Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the other (loss)/income, net line on the consolidated statements of income. Investments in the non‑marketable stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in non‑marketable equity securities line on the consolidated balance sheets.

The Company reviews its investments in equity securities for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other (loss)/income, net and a new cost basis in the investment is established.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Variable Interest Entities

Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities (“VIE”). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE’s capital structure, contractual terms, nature of the VIE’s operations and purpose, and the Company’s relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.

As of December 31, 2017, the Company held interests in a third party, Edadeal, a Russian limited liability company (“Edadeal”) through loans and 10% equity investments. Edadeal was primarily financed by the Company’s loans and operates an application for grocery shopping offers, coupons and cashback. The Company had treated Edadeal as a VIE since Edadeal did not have sufficient equity at risk. The Company had determined that it should not consolidate Edadeal as it was not the primary beneficiary and lacks power through voting or similar rights to direct the activities that most significantly affect Edadeal’s economic performance. The Company’s investments related to Edadeal included in investments in non-marketable equity securities and loans granted to third parties (Note 5) totaled RUB 361 as of December 31, 2017, representing the Company’s maximum exposure to loss. In October 2018, the Company acquired the remaining 90% interest in Edadeal (Note 4).

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

Depreciation is computed under the straight‑line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	3.0 – 4.0 years
Infrastructure systems	3.0 - 10.0 years
Office furniture and equipment	3.0 years
Buildings	10.0 - 20.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	2.0 ‑ 5.0 years

Land is not depreciated.

Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit’s net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit’s carrying amount is greater than its fair value, the Company recognizes a goodwill impairment charge for the amount by which the carrying value of a reporting unit exceeds its fair value. The Company did not recognize any goodwill impairment for the years ended December 31, 2016, 2017 and 2018.

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1 to 16 years, with a weighted‑average life of 8.2 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.0-10.0 years
Customer relationships	2.0-16.0 years
Patents and licenses	6.8 years
Non-compete agreements	2.0-5.0 years
Trade names and domain names	2.0-10.0 years
Workforce	4.0 years
Supplier relationships	1.0 year
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

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

Recently Adopted Accounting Pronouncements

In the fourth quarter of 2018, the Company early adopted an ASU that expands the scope of ASC Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard was applied on a prospective basis. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2018, the Company adopted an ASU on accounting for the income tax consequences of intra-entity transfers of assets other than inventory that requires to recognize the tax expense from the sale of the asset in

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

the seller’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. The amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are required to be applied on a modified retrospective basis through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2018, the Company adopted an ASU on other income - gains and losses from the derecognition of nonfinancial assets (Subtopic 610-20). The amendment clarifies the scope and application of ASC 610-20 on the sale or transfer of nonfinancial assets, including real estate, and in substance nonfinancial assets to noncustomers, including partial sales. An entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when the counterparty obtains control of it. In addition, the amendment requires an entity to derecognize a distinct nonfinancial asset, or an in-substance nonfinancial asset, in a partial sale transaction when the entity does not retain a controlling financial interest in the legal entity that holds the asset and transfers control of the asset. Once control is transferred, any non-controlling interest received is required to be measured at fair value. The new standard was applied on a retrospective basis. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Effect of Recently Issued Accounting Pronouncements

In February 2016, the FASB issued an ASU on accounting for leases which introduces a model that brings most leases on the lessee’s balance sheet. The amendments are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods. Further in January 2018, the FASB has issued an ASU which permits an entity to elect an optional transition practical expedient to not evaluate under new Topic “Leases” land easements that exist or expired before the entity’s adoption of new Topic “Leases” and that were not previously accounted for as leases under current Topic “Leases”. Further in July 2018, the FASB issued an ASU which provides entities with an additional (and optional) transition method to adopt the new lease requirements in ASU “Leases” by allowing entities to initially apply the new requirements by recognizing the cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. This guidance further provides lessors with a practical expedient by class of underlying asset, to not separate non-lease components from the associated lease component. In December 2018, the FASB issued an ASU which provides an election for lessors to exclude sales and related taxes from consideration in the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and nonlease components. This ASU is effective for reporting periods beginning after December 15, 2018. Also, in March 2019, the FASB issued an ASU codification improvements, which provide clarification on implementation issues. The implementation issues include determining the fair value of the underlying asset by lessors that are not manufacturers or dealers, presentation on the statement of cash flows for sales-type and direct financing leases, and transition disclosures related to Topic “Accounting Changes and Error Corrections”. The Company adopted the standard effective January 1, 2019, using a modified retrospective method, with certain practical expedients available, and will restate comparative periods. The standard will have a material impact on the Company’s consolidated balance sheets, but it will not have a material impact on its consolidated statements of income and comprehensive income, its consolidated statements of shareholders’ equity, or its consolidated statements of cash flows. Adoption of the standard will result in the recognition of additional right-of-use assets and lease liabilities for operating leases of approximately RUB 14 billion and RUB 13 billion as of December 31, 2017 and approximately RUB 16 billion ($0.2 billion) and RUB 18 billion ($0.3  billion) as of December 31, 2018, respectively, primarily relating to real estate.

In June 2016, the FASB issued an ASU which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost to be presented at the net amount expected to be collected. The ASU is effective for reporting periods beginning after December 15, 2019. Early adoption is permitted for reporting periods beginning after December 15, 2018. The Company is currently evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures. The effect will largely depend on the composition and credit quality of our investment portfolio and the economic conditions at the time of adoption.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In July 2017, the FASB issued an ASU which makes limited changes to the Board’s guidance on classifying certain financial instruments as either liabilities or equity. The ASU’s objective is to improve (1) the accounting for instruments with “down-round” provisions and (2) the readability of the guidance in ASC Distinguishing Liabilities From Equity, on distinguishing liabilities from equity by replacing the indefinite deferral of certain pending content with scope exceptions. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard effective January 1, 2019, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

In August 2017, the FASB issued amendments to hedge accounting intended to better align a company's risk management strategies and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results. The amendments expand and refine accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and hedged item in the financial statements. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard effective January 1, 2019, and is currently evaluating the effect that the guidance will have on the consolidated financial statements and related disclosures.

In February 2018, the FASB issued an ASU that amends the guidance on the reclassification of certain tax effects from accumulated other comprehensive income in ASC “Income Statement – Reporting Comprehensive Income”. The ASU permits entities to reclass from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted U.S. federal corporate income tax rate as a result of the Tax Cuts and Jobs Act. The amount of the reclassification is the difference between the historical corporate income tax rate and the newly enacted twenty-one percent corporate income tax rate. The ASU also requires an entity to disclose a description of its accounting policy for releasing income tax effects from accumulated other comprehensive income. The ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard effective January 1, 2019, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

In August 2018, the FASB issued an ASU which modifies certain disclosure requirements of fair value measurements by removing certain disclosures, modifying certain disclosures and adding additional disclosures. This ASU is effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2020, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

In August 2018, the FASB issued an ASU which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2020, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

In October 2018, the FASB issued an ASU which provides that indirect interest held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interest. This ASU is effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company currently anticipates adopting the standard effective January 1, 2020, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

In March 2019, the FASB issued an ASU which aligns the accounting for production costs of episodic television series with the accounting for production costs of films. In addition, the ASU modifies certain aspects of the capitalization, impairment, presentation and disclosure requirements in ASC “Entertainment—Films—Other Assets—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Film Costs” and the impairment, presentation and disclosure requirements in ASC “Entertainment—Broadcasters—Intangibles—Goodwill and Other”. This ASU is effective for the reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that this guidance will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future financial statements.

3. NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the years ended December 31, 2016, 2017 and 2018 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share‑Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share‑Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2016, 2017 and 2018, was 2,362,417,  1,862,125 and 3,016,826, respectively. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the years ended December 31, 2016 and 2018, because the effects were anti-dilutive. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the year ended December 31, 2017, because the effects were not significant.

The Company’s convertible debt provided for a flexible settlement feature. In December 2018, the convertible debt matured and the Company repaid the convertible debt for cash (Note 11). The convertible debt was anti‑dilutive in the years ended December 31, 2016, 2017 and 2018.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2016		2017		2018
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	5,825	973	7,583	1,193	42,010	604.7	5,577	80.3
Reallocation of net income as a result of conversion of Class B to Class A shares	973	—	1,193	—	5,577	80.3	—	—
Reallocation of net income to Class B shares	—	(1)	—	(19)	—	—	(140)	(2.0)
Net income, allocated for diluted	6,798	972	8,776	1,174	47,587	685.0	5,437	78.3
Weighted average ordinary shares outstanding—basic	274,863,606	45,925,361	280,586,437	44,161,451	288,380,711	288,380,711	38,286,407	38,286,407
Dilutive effect of:
Conversion of Class B to Class A shares	45,925,361	—	44,161,451	—	38,286,407	38,286,407	—	—
Share-Based Awards	5,347,982	694,042	6,496,073	146,027	8,494,944	8,494,944	6,529	6,529
Weighted average ordinary shares outstanding—diluted	326,136,949	46,619,403	331,243,961	44,307,478	335,162,062	335,162,062	38,292,936	38,292,936
Net income per share attributable to ordinary shareholders:
Basic	21.19	21.19	27.02	27.02	145.67	2.10	145.67	2.10
Diluted	20.84	20.84	26.49	26.49	141.98	2.04	141.98	2.04

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2018

Uber

In February 2018, the Company and Uber International C.V. ( “Uber”), a subsidiary of Uber Technologies Inc.,  completed the combination of Yandex.Taxi Holding B.V. with several Uber legal entities into MLU B.V., a Dutch private limited liability company. The Company and Uber have each contributed their legal entities operating the ride-sharing and food delivery businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus and Georgia, and $100.0 (RUB 5,722 as of the date of acquisition) and $225.0 (RUB 12,874 as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination.

Immediately after the completion of the transaction, Uber Technologies Inc. transferred 1,527,507 of its Class A Common Shares to the Company in exchange for additional 2.03% in the share capital of MLU B.V. At the same time, Uber Technologies Inc. entered into an arrangement with the Company to hold an option to repurchase these shares after the 3-year period from the one-year anniversary of deal close, while the Company has an option to sell these shares to Uber.

As a result of the above transactions, 61.00% of share capital of the combined entity is held by the Company, 37.96% by Uber and 1.04% by the employees of the Yandex.Taxi business based on the total number of outstanding shares.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The acquisition-date fair value of the consideration transferred amounted to RUB 53,261  ($766.7), which consisted of cash consideration, in the amount of RUB 3,061  ($44.1) and non-cash consideration, represented by the fair value of non-controlling interest in the Yandex.Taxi business contributed.

The fair value of non-cash consideration at the acquisition date was RUB 50,200  ($722.6), which was determined using a discounted cash flow model. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement as defined by ASC 820.

Set out below is the condensed balance sheet of Uber business contributed as of February 7, 2018, reflecting the allocation of the purchase price to net assets acquired:

February 7, 2018
RUB
ASSETS:
Cash and cash equivalents	20,762
Other current assets	314
Property and equipment	70
Intangible assets	7,257
Goodwill	42,026
Investments in non-marketable equity securities	4,392
Total assets	74,821
LIABILITIES: Other current liabilities	403
Deferred tax liabilities	1,508
Total liabilities	1,911
Total net assets acquired	72,910
Fair value of the noncontrolling interest	19,649
Total purchase consideration	53,261

Of the RUB 7,257  ($104.5) assigned to intangible assets, approximately RUB 2,115  ($30.5) relates to the acquired license for Uber brand that will be amortized over a period of 6.9 years and approximately RUB 5,142  ($74.0) represents customer relationships that will be amortized over a period of 15.9 years.

The RUB 42,026  ($604.9) of goodwill was assigned to the Taxi reportable segment. The Company expects to achieve significant synergies and cost reductions using Yandex’s deep technological expertise and the global ride-sharing expertise of Uber. None of the goodwill is expected to be deductible for income tax purposes.

The Сompany recognized RUB 319  ($4.6) and RUB 482  ($6.9) of acquisition related costs that were expensed in the years ended December 31, 2017 and December 31, 2018, respectively. These costs are recorded in sales, general and administrative expenses in the statement of operations and other comprehensive income.

The fair value of the noncontrolling interest was determined based on the fair value of Uber business contributed. The fair value was estimated using a discounted cash flow model. As Uber was a private company as of the date of the transaction, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Fair value of Uber business was determined using cash flow projections based on financial budgets and forecasts covering a five-year period. The cash flows beyond that five-year period have been estimated based on sustainable long-term growth rates.

The pro forma consolidated income statement of Uber business as if had been included in the consolidated results of the Company for the year ended December 31, 2017, would include revenue in the amount of RUB 668  ($9.6) and net loss in the amount of RUB 7,531  ($108.4).

The results of operations of Uber business contributed after acquisition for the period since February 7, 2018 to December 31, 2018 include revenue in the amount of RUB 861  ($12.4) and net loss in the amount of RUB 1,380 ($19.9).

The unaudited pro forma consolidated income statement as if had been included in the consolidated results of the Company for the year ending December 31, 2018, would include revenue in the amount of RUB 1,031  ($14.8) and net loss in the amount of RUB 1,495  ($21.5).

The unaudited pro forma amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Uber business contributed to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2017, together with the consequential tax effects.

Edadeal

In October 2018, the Company completed the acquisition of 90% in Edadeal LLC and its subsidiary (“Edadeal”), a daily deal and coupon aggregator, which is often used to find deals for grocery stores, thus increasing the Company’s share in it from 10% to 100%. As of the date of acquisition, the Company measured the fair value of the Company’s initial 10% equity investments in Edadeal at the amount of RUB 26  ($0.4), which was reflected in the purchase consideration. Cash consideration transferred totaled RUB 233  ($3.4). The acquisition is accounted for as a business combination.

Set out below is the condensed balance sheet of Edadeal as of October 5, 2018, reflecting an allocation of the purchase price to net assets acquired:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

October 5, 2018
RUB
ASSETS:
Cash and cash equivalents	20
Accounts receivable	176
Other current assets	15
Intangible assets, net	357
Goodwill	622
Deferred tax assets	5
Total assets	1,195
Long-term debt	621
Short-term debt	174
Accounts payable and accrued liabilities	84
Deferred tax liabilities	57
Total liabilities	936
Net assets	259
Total purchase consideration	259

The RUB 622  ($9.0) assigned to goodwill is attributable to the Search and Portal reportable segment and is primarily attributable to expected synergies that result from convergence with Edadeal’s unique audience and data. Of the RUB 357 ($5.1)  assigned to intangible assets, approximately RUB 251  ($3.6) relates to software that will be amortized over a period of 4.0 years, RUB 61  ($0.9) relates to customer relationships and RUB 45  ($0.6) relates to brand.

The results of operations of Edadeal for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the years ended December 31, 2017 and 2018. Accordingly, no pro forma financial information is presented. The results of operations of Edadeal did not have a material impact on the Company’s results of operations for the year ended December 31, 2018.

Formation of Yandex.Market joint venture in 2018

Yandex.Market

On April 27, 2018, the Company and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000  ($431.8). Since that date, each of the Company and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. The Company retained a non-controlling interest and significant influence over Yandex.Market's business. Accordingly, Yandex.Market's results of operations before the transaction are classified within continuing operations.

On April 27, 2018, the Company deconsolidated Yandex.Market from the Company’s consolidated financial results and accounted for its investment under the equity method within Investments in non-marketable equity securities, initially at fair value of RUB 29,985  ($431.6). It resulted in a gain on the deconsolidation in the amount of RUB 28,244  ($406.6). Fair value has been determined using valuation techniques such as discounted cash flows. Starting April 27, 2018, the Company records a share of Yandex.Market’s financial results within the other (loss)/income, net line in the consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other

During the year ended December 31, 2018, the Company completed other acquisitions for total consideration of approximately RUB 751  ($10.8). In aggregate, RUB 17  ($0.2) was cash acquired, RUB 14  ($0.2) was attributed to property and equipment, RUB 130  ($1.9) was attributed to intangible assets, RUB 792  ($11.4) was attributed to goodwill, RUB 15  ($0.2) was attributed to deferred tax liabilities, RUB 22  ($0.3) was attributed to net current assets assumed and RUB 209  ($3.0) was attributed to redeemable noncontrolling interests. Goodwill is mainly attributable to the Taxi reportable segment and primarily arises due to specific synergies that result from the integration with the existing operations of other businesses or technologies of the Company.

Acquisitions in 2017

Shkulev

In June 2017, the Company completed the acquisition of assets and assumption of liabilities of Hearst Shkulev Digital LLC (“Shkulev”), one of the biggest regional auto classifieds with the leading position in Sverdlovsk and Chelyabinsk regions of the Russian Federation, for a cash consideration of RUB 401, including a contingent consideration of RUB 52, subject to successful technical integration and client base transition. As of December 31, 2018, the contingent consideration in the amount of RUB 44  ($0.6) was paid. The Company accounted for the acquisition as a business combination.

Set out below is the condensed balance sheet of Shkulev as of June 28, 2017, reflecting an allocation of the purchase price to net assets acquired:

June 28, 2017
RUB
ASSETS:
Intangible assets	59
Deferred tax assets	68
Goodwill	274
Total assets	401
Net assets	401
Total purchase consideration	401

The RUB 274 assigned to goodwill is attributable to the Classifieds reportable segment and primarily arises due to specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company’s distribution capabilities. Of the RUB 59 assigned to intangible assets, approximately RUB 22 relates to software and website, RUB 12 relates to domain name and trademark, RUB 10 relates to customer relationships and RUB 15 represents non-compete agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

FoodFox

In December 2017, the Company completed the acquisition of a 100% ownership interest in Deloam Management Limited and its subsidiary (“FoodFox”). FoodFox is one of the leading food delivery operators in Moscow. The primary purpose of the acquisition of FoodFox was to enlarge the range of services provided by the Company. The fair value of consideration transferred totaled RUB 595 and consisted of cash consideration of RUB 541 and deferred consideration of RUB 54. The deferred consideration arrangement requires the Company to pay the additional cash consideration to FoodFox’s former shareholders and convertible debt holders, when certain legal conditions are being met within four-year period.

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

The RUB 639 assigned to goodwill is attributable to the Taxi reportable segment and primarily arises due to expected synergies and the assembled workforce of FoodFox that does not qualify for separate recognition. None of the goodwill is expected to be deductible for income tax purposes. As of December 31, 2017, there were no changes in the recognized amount of goodwill resulting from the acquisition of FoodFox. Of the RUB 82 assigned to intangible assets, approximately RUB 63 relates to software that will be amortized over a period of 5.0 years. The remaining RUB 19 was assigned to client relationships.

The results of operations of FoodFox for the period prior to acquisition would not have had a material impact on the Company’s results of operations for the year ended December 31, 2016. Accordingly, no pro forma financial information is presented.

The pro forma consolidated income statement as if had been included in the consolidated results of the Company for the year ending December 31, 2017, would include revenue in the amount of RUB 104 and net loss in the amount of RUB 409. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of FoodFox to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2017, together with the consequential tax effects.

The results of operations of FoodFox after acquisition for the period since December 22, 2017 to December 31, 2017 did not have a material impact on the Company’s results of operations for the year ended December 31, 2017.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other

During the year ended December 31, 2017, the Company completed another acquisition for total consideration of approximately RUB 66. In aggregate, RUB 30 was attributed to intangible assets, RUB 29 was attributed to goodwill and RUB 7 was attributed to deferred tax assets. Goodwill is attributable to the Classifieds reportable segment and primarily arises due to specific synergies that result from convergence with other vertical aggregators developed by the Company and the Company’s distribution capabilities.

Acquisitions in 2016

The Company did not complete any business combinations in 2016.

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2017 and 2018 consisted of the following:

	2017	2018	2018
	RUB	RUB	$
Cash	11,963	6,330	91.1
Cash equivalents:
Bank deposits	30,686	62,463	899.1
Investments in money market funds	3	3	0.1
Other cash equivalents	10	2	—
Total cash and cash equivalents	42,662	68,798	990.3

Accounts Receivable, Net

Accounts receivable as of December 31, 2017 and 2018 consisted of the following:

	2017	2018	2018
	RUB	RUB	$
Trade receivables	10,398	15,240	219.3
Allowance for doubtful accounts	(652)	(670)	(9.6)
Total accounts receivable, net	9,746	14,570	209.7

Movements in the allowance for doubtful accounts are as follows:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Balance at the beginning of the period	295	450	652	9.4
Charges to expenses	211	243	103	1.5
Utilization	(56)	(41)	(85)	(1.3)
Balance at the end of the period	450	652	670	9.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

             Other Current Assets

Other current assets as of December 31, 2017 and 2018 consisted of the following:

	2017	2018	2018
	RUB	RUB	$
Funds receivable	802	2,217	31.9
VAT reclaimable	882	2,002	28.8
Loans to employees	624	744	10.7
Other receivables	184	398	5.7
Inventory	40	265	3.8
Interest receivable	763	261	3.8
Loans granted to related parties (Note 17)	—	174	2.5
Prepaid income tax	25	78	1.1
Restricted cash	549	71	1.1
Prepaid other taxes	14	21	0.3
Loans granted to third parties	53	11	0.2
Other	103	202	2.9
Total other current assets	4,039	6,444	92.8

Restricted cash as of December 31, 2017 and 2018 consisted of the pledged cash in customs in the amount of RUB 138 and RUB 4  ($0.1), the cash reserved in a special escrow account before lapse of the claim period for warranties received in relation to the acquisition of Auto.ru in the amount of RUB 403 and nil, respectively, and other restricted cash in the total amount of RUB 8 and RUB 67  ($1.0), respectively.

             Other Non‑current Assets

Other non‑current assets as of December 31, 2017 and 2018 consisted of the following:

	2017	2018	2018
	RUB	RUB	$
Loans to employees	1,492	2,139	30.8
VAT reclaimable	638	626	8.9
Loans granted to third parties	849	402	5.8
Non-current content assets, net	29	335	4.8
Other receivables	57	73	1.1
Restricted cash	20	17	0.2
Loans granted to related parties (Note 17)	173	33	0.5
Interest receivable	43	5	0.1
Other non-current assets	—	178	2.6
Total other non-current assets	3,301	3,808	54.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The loans granted to third parties as of December 31, 2018 represent a U.S. dollar loan bearing interest of 2% which is convertible in equity securities in 2019 and a RUB-denominated loan bearing interest of 3% per annum maturing in 2020 – 2025.

Investments in Non-Marketable Equity Securities

Investments in non‑marketable equity securities as of December 31, 2017 and 2018 consisted of the following:

	2017	2018	2018
	RUB	RUB	$
Yandex.Market B.V. (Note 4)	—	29,404	423.3
Uber International C.V. (Note 4)	—	4,392	63.2
Yandex.Money	1,206	1,676	24.1
Other	795	1,012	14.6
Total investments in non-marketable equity securities	2,001	36,484	525.2

Other includes limited partnership stakes in unaffiliated venture capital funds and minority investments in unaffiliated technology companies in the amount of RUB 632 and RUB 866  ($12.5) as of December 31, 2017 and 2018.

In July 2013, the Company completed the sale of a 75% (less one ruble) interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUB 1,964  ($59.1 at the exchange rate as of the sale date). The Company retained a noncontrolling interest (25% plus one ruble) and significant influence over Yandex.Money's business; accordingly, the Company accounts for its investment under the equity method. The Company records its share of the results of the investee in the amount of income of RUB 374 and income of RUB 464  ($6.7) for the years ended December 31, 2017 and 2018, respectively, within the other (loss)/income, net line in the consolidated statements of income.

Summarized Financial Information for Yandex.Market B.V.

The following tables present summarized information about the assets, liabilities and results of operations of our equity method investee Yandex.Market B.V. for the period since the deconsolidation of Yandex.Market (Note 4) to December 31, 2018:

	2018 (unaudited)	2018
	RUB	$
Current assets	33,816	486.8
Non-current assets	442	6.4
Current liabilities	3,050	43.9
Non-current liabilities	46	0.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	2018*	2018
	RUB	$
Total revenues	6,196	89.2
Total operating expenses	(8,026)	(115.5)
Net loss	(611)	(8.8)

* Since April 28 till December 31, 2018 (unaudited)

The Company records its share of the results of the investee in the amount of loss of RUB 576  ($8.3) for the year ended December 31, 2018, within the other (loss)/income, net line in the consolidated statements of income.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2017 and 2018 comprise the following:

	2017	2018	2018
	RUB	RUB	$
Trade accounts payable and accrued liabilities	9,202	15,213	219.0
Salary and other compensation expenses payable/accrued to employees	1,909	1,673	24.1
Total accounts payable and accrued liabilities	11,111	16,886	243.1

Other (Loss)/Income, Net

The following table presents the components of other (loss)/income, net for the periods presented:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Foreign exchange (losses)/gains	(3,834)	(1,784)	3,155	45.4
Gain from sale of equity securities	157	33	—	—
Gain/(loss) from repurchases of convertible debt	53	(6)	—	—
Other	229	291	(233)	(3.4)
Total other (loss)/income, net	(3,395)	(1,466)	2,922	42.0

Income tax payable

Income and non-income taxes payable line of consolidated balance sheets included income tax payable in the amount of RUB 630 and RUB 843  ($12.1) as of December 31, 2017 and 2018, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

For the year ended December 31, 2016, the reclassification of foreign currency translation gain of RUB 103 from accumulated other comprehensive income resulted from liquidation of a foreign subsidiary.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

There were no reclassifications of losses out of accumulated other comprehensive income in the years ended December 31, 2017 and 2018.

6. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for hedging, trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. None of these derivatives are designated as hedging instruments.

The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying consolidated statements of income as other (loss)/income, net.

The fair value of derivative instruments as of December 31, 2017 and 2018 is as follows:

	Balance Sheet Location	2017	2018	2018
		RUB	RUB	$
Foreign exchange contracts	Other non-current assets	—	70	1.0
Total derivative assets		—	70	1.0
Foreign exchange contracts	Other accrued liabilities	18	1	0.1
Total derivative liabilities		18	1	0.1

The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2016, 2017 and 2018 amounted to a gain of RUB 33, RUB 41 and a loss RUB 1 ($0.1), respectively.

The Company used non-derivative financial instruments to protect the Company from the risk that the U.S. dollar-denominated Moscow office rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. In March 2017, the Company designated $102.8 (RUB 5,976 at the exchange rate as of the date of designation) of its U.S. dollar-denominated deposits with a third party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitment on its Moscow headquarters operating lease arrangements. As of December 31, 2018, this deposit was used in full amount.

The Company also used non-derivative financial instruments to protect the Company from risk that the U.S. dollar-denominated purchases of its servers and network equipment will be adversely affected by changes in the exchange rates and to avoid volatility of balances related to property and equipment, net on the consolidated balance sheets. In the first quarter of 2018, the Company designated $80.4 (RUB 4,572 at the exchange rate as of the date of designation) of its U.S. dollar-denominated deposits with a third party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitments on purchases of its servers and network equipment. As of December 31, 2018, these deposits were used in full amount.

The change in fair value of the designated portion of the U.S. dollar-denominated deposits due to changes in foreign currency exchange rates was recognized in other (loss)/income, net in the consolidated statements of income along with the change in the fair value of the unrecognized firm commitment that is attributable to foreign currency exchange rates. The change in fair value of the unrecognized firm commitment was included within other current assets on the consolidated balance sheets and amounted to RUB 31 and nil as of December 31, 2017 and 2018, respectively.

The fair value of non-derivative financial instruments designated as hedging instruments as of December 31, 2017 and 2018 amounted to RUB 2,731 and nil, respectively, and was included within current term deposits on the consolidated balance sheets.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The fair value of assets and liabilities as of December 31, 2017, including those measured at fair value on a recurring basis, consisted of the following:

	Level 1	Level 2	Level 3	Total
	RUB	RUB	RUB	RUB
Assets :
Cash equivalents:
Bank deposits(1) (Note 5)	—	30,686	—	30,686
Investments in money market funds (Note 5)	3	—	—	3
Term deposits, current	—	23,040	—	23,040
Term deposits, non-current	—	5,013	—	5,013
Restricted cash (Note 5)	569	—	—	569
Loans to employees (Note 5)	—	2,116	—	2,116
Loans granted (Note 5)	—	1,075	—	1,075
	572	61,930	—	62,502
Liabilities:
Convertible debt	—	18,323	—	18,323
Contingent consideration(2)	—	—	188	188
Derivative contracts(2) (Note 6)	—	18	—	18

Redeemable noncontrolling interests (Note 14)	—	—	9,821	9,821
	—	18,341	10,009	28,350

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2017.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of assets and liabilities as of December 31, 2018, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	$
Assets :
Cash equivalents:
Bank deposits(1) (Note 5)	—	62,463	—	62,463	899.1
Investments in money market funds (Note 5)	3	—	—	3	0.1
Derivative contracts(2) (Note 6)	—	70	—	70	1.0
Restricted cash (Note 5)	88	—	—	88	1.3
Loans to employees (Note 5)	—	2,883	—	2,883	41.5
Loans granted (Note 5)	—	620	—	620	9.0
	91	66,036	—	66,127	952.0
Liabilities:
Contingent consideration(2)	—	—	83	83	1.2
Derivative contracts(2) (Note 6)	—	1	—	1	0.1

Redeemable noncontrolling interests (Note 14)	—	—	13,035	13,035	187.6
	—	1	13,118	13,119	188.9

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2018.

The fair values of the Company’s Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company’s Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2016, 2017 and 2018.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 2,583, RUB 2,598 and RUB 2,897  ($41.7) in 2016, 2017 and 2018, respectively. Such amounts are included in interest income in the consolidated statements of income.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company measures the fair value of non-current term deposits and convertible debt for disclosure purposes.

There were no term deposits or convertible debt as of December 31, 2018.

The carrying amounts and fair values of non-current term deposits and convertible debt as of December 31, 2017 were as follows:

	2017
	Carrying amount	Fair value
	RUB	RUB
Term deposits, non-current	5,005	5,013
Convertible debt	(17,834)	(18,323)
Total	(12,829)	(13,310)

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

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2017 and 2018 consisted of the following:

	2017	2018	2018
	RUB	RUB	$
Servers and network equipment	34,165	49,570	713.4
Land, land rights and buildings	5,835	16,261	234.1
Infrastructure systems	7,621	8,753	126.0
Office furniture and equipment	2,090	3,585	51.6
Leasehold improvements	976	1,325	19.1
Other equipment	82	519	7.5
Assets not yet in use	694	1,435	20.7
Total	51,463	81,448	1,172.4
Less: accumulated depreciation	(30,292)	(41,708)	(600.4)
Total property and equipment, net	21,171	39,740	572.0

In December 2018, the Company purchased rights to a land plot in Moscow, Russia, from third parties. The Company has acquired the rights to the land and buildings, including the underlying long-term land leases from the Moscow City government related to the land plot for the total amount of approximately RUB 10,046  ($144.6). The Company intends to move its headquarters to this land plot.

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 32 and RUB 250  ($3.6) as of December 31, 2017 and 2018, respectively.

Depreciation expenses related to property and equipment for the years ended December 31, 2016, 2017 and

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

2018 amounted to RUB 7,655, RUB 9,131 and RUB 9,833  ($141.5), respectively.

9. GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill are as follows:

	Search and Portal	E-commerce	Classifieds	Taxi	Media Services	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2017	1,657	106	4,885	224	1,564	8,436
Goodwill acquired	—	—	303	639	—	942	—
Foreign currency translation adjustment	(50)	—	—	—	—	(50)
Balance as of December 31, 2017	1,607	106	5,188	863	1,564	9,328	134.3
Goodwill acquired	641	—	—	42,799	—	43,440	625.2
Disposal due to Yandex.Market deconsolidation (Note 4)	—	(106)	—	—	—	(106)	(1.5)
Balance as of December 31, 2018	2,248	—	5,188	43,662	1,564	52,662	758.0

Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2016, 2017 and 2018.

In the years ended December 31, 2016 and 2017 the goodwill of Kinopoisk was represented within Other Bets and Experiments, but in the year ended December 31, 2018 due to the new structure of reportable segments (Note 16), it is included in Media Services.

Intangible assets, net of amortization, as of December 31, 2017 and 2018 consisted of the following intangible assets:

	2017			2018
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	1,149	(406)	743	3,331	(803)	2,528	36.4
Customer relationships	905	(320)	585	6,108	(731)	5,377	77.4
Content and software	646	(468)	178	1,040	(554)	486	7.0
Workforce	276	(224)	52	276	(276)	—	—
Patents and licenses	52	(29)	23	52	(37)	15	0.2
Non-compete agreements	41	(24)	17	41	(34)	7	0.1
Supplier relationships	—	—	—	12	(7)	5	0.1
Total acquisition-related intangible assets:	3,069	(1,471)	1,598	10,860	(2,442)	8,418	121.2
Other intangible assets:
Technologies and licenses	7,473	(4,872)	2,601	7,937	(5,321)	2,616	37.6
Assets not yet in use	824	—	824	511	—	511	7.4
Total other intangible assets:	8,297	(4,872)	3,425	8,448	(5,321)	3,127	45.0
Total intangible assets	11,366	(6,343)	5,023	19,308	(7,763)	11,545	166.2

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2016, 2017 and 2018 were RUB 488, RUB 379 and RUB 1,007  ($14.4) respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Trade names and domain names in the amount of RUB 2,115  ($30.5) and customer relationships in the amount of RUB 5,142  ($74.0) represent intangible assets acquired in 2018 under the transaction with Uber (Note 4).

Amortization expenses of other intangible assets for the years ended December 31, 2016, 2017 and 2018 were RUB 1,464, RUB 1,729 and RUB 1,297  ($18.8), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets is as follows:

\
	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2019	1,089	1,123	2,212	31.8
2020	979	755	1,734	25.0
2021	953	465	1,418	20.4
2022	907	196	1,103	15.9
2023	822	77	899	12.9
Thereafter	3,668	—	3,668	52.8
Total	8,418	2,616	11,034	158.8

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for the years ended December 31, 2016, 2017 and 2018. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in the years ended December 31, 2016, 2017 and 2018.

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation and in reliance on the provisions of the Netherlands-Russia tax treaty. Due to the so‑called participation exemption, dividends distributed by the Company’s Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Income tax expense for the years ended December 31, 2016, 2017 and 2018 consisted of the following:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Current tax expense —Russia	(4,908)	(5,640)	(8,220)	(118.3)
Current tax expense —Netherlands	—	(503)	(1,672)	(24.1)
Current tax expense—other	(280)	(296)	(573)	(8.3)
Total current tax expense	(5,188)	(6,439)	(10,465)	(150.7)
Deferred tax benefit – Russia	331	1,108	1,254	18.0
Deferred tax benefit – Netherlands	374	346	270	3.9
Deferred tax benefit—other	159	59	338	4.9
Total deferred tax benefit	864	1,513	1,862	26.8
Total income tax expense	(4,324)	(4,926)	(8,603)	(123.9)

The components of income before income tax expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Income before income tax expense —Russia	15,683	18,269	35,397	509.5
(Loss)/income before income tax expense —Netherlands	(5,030)	(6,140)	17,665	254.3
Income before income tax expense —other	454	1,453	1,402	20.2
Total income before income tax expense	11,107	13,582	54,464	784.0

The amount of income before income tax expense in Netherlands in the year ended December 31, 2018 includes the effect of deconsolidation of Yandex.Market (Note 4) in the amount of RUB 28,244 ($406.6) which is non-taxable.

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense is as follows for the years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Expected expense at Dutch statutory income tax rate of 25%	2,776	3,396	13,616	196.0
Effect of:
Tax on inter-company dividends	449	872	802	11.5
Non-deductible share-based compensation	848	1,048	1,638	23.6
Other expenses not deductible for tax purposes	374	612	721	10.4
Accrual/(reversal) of unrecognized tax benefit	944	227	(102)	(1.5)
Effect of deconsolidation of Yandex.Market	—	—	(7,061)	(101.6)
Difference in foreign tax rates	(1,460)	(1,331)	(1,932)	(27.7)
Change in valuation allowance	145	332	850	12.2
Other	248	(230)	71	1.0
Income tax expense	4,324	4,926	8,603	123.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Movements in the valuation allowance are as follows:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Balance at the beginning of the period	(837)	(659)	(922)	(13.3)
Charges to expenses	(145)	(332)	(850)	(12.2)
Foreign currency translation adjustment	323	69	42	0.6
Balance at the end of the period	(659)	(922)	(1,730)	(24.9)

As of December 31, 2017 and 2018, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 117 and RUB 32  ($0.5), respectively, as a component of other accrued liabilities, non-current and RUB nil and RUB 36  ($0.5), respectively, as a component of accounts payable and accrued liabilities. As of December 31, 2017 and 2018, RUB 290 and RUB 239 ($3.4), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of the income tax expense in the years ended December 31, 2016, 2017 and 2018 resulted in an expense of RUB 170, an expense of RUB 99 and a benefit of RUB 50  ($0.7), respectively. In the first half of year 2019 the Company anticipates a refund of RUB 291 ($4.2)  of income taxes and RUB 126 ($1.8) of interest and penalties settled in 2017 with the taxing authority under the tax audit for the years 2013-2014 following resolution of the taxing authority to reduce tax assessment. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits over the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits is as follows:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Balance at the beginning of the period	37	580	290	4.2
Increases related to prior years tax positions	478	98	9	0.1
Decreases related to prior years tax positions	(9)	(13)	(111)	(1.6)
Increases related to current year tax positions	74	41	51	0.7
Settlements	—	(416)	—	—
Balance at the end of the period	580	290	239	3.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Temporary differences between the tax and accounting bases of assets and liabilities and carryforwards give rise to the following deferred tax assets and liabilities as of December 31, 2017 and 2018:

	2017	2018	2018
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	1,638	2,696	38.8
Net operating loss carryforward	2,383	3,254	46.8
Intangible assets	337	399	5.7
Property and equipment	156	553	8.0
Other	51	28	0.5
Total deferred tax asset	4,565	6,930	99.8
Valuation allowance	(922)	(1,730)	(24.9)
Total deferred tax asset, net of valuation allowance	3,643	5,200	74.9
Deferred tax liability
Convertible debt discount	(138)	—	—
Property and equipment	(511)	(1,129)	(16.3)
Intangible assets	(311)	(1,684)	(24.2)
Unremitted earnings	(1,456)	(510)	(7.3)
Other	(15)	(210)	(3.1)
Total deferred tax liability	(2,431)	(3,533)	(50.9)
Net deferred tax asset/(liability)	1,212	1,667	24.0
Net deferred tax assets	2,171	3,239	46.6
Net deferred tax liabilities	(959)	(1,572)	(22.6)

As of December 31, 2018, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 3,501  ($50.4). These NOLs expire in the 2025-2027 tax years. As of December 31, 2018, a benefit of RUB 239  ($3.4) related to the Dutch NOLs described above would be recorded by the Company in additional paid‑in capital if and when realized.

As of December 31, 2018, the Group had NOLs for Russian income tax purposes of RUB 6,318  ($90.9). In Russia the indefinite term of carryforward of tax losses was introduced in November 2016 for tax losses generated in all years, whereas previously restricted to 10 years. The law also specified that the tax base for each of the years of 2017-2020 may be reduced by 50% maximum of tax losses carried forward.

As of December 31, 2018, the Dutch entities of the Group (other than Yandex N.V. described above) also had NOLs for Dutch income tax purposes of RUB 4,878  ($70.2). For Dutch corporate tax purposes tax losses incurred in 2018 may be set against taxable profit of the tax years 2019 up to and including 2027.

The Company did not provide for dividend withholding taxes on the unremitted earnings of its foreign subsidiaries in 2012 and earlier years because they were considered indefinitely reinvested outside of the Netherlands. The Company has accrued for a 5% dividend withholding tax on the portion of the current year profit of the Company’s principal Russian operating subsidiary that is considered not to be indefinitely reinvested in Russia. Historically, this only included profits generated starting in 2014. The Company also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of the Company’s principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2018, the amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 71,752 ($1,032.8). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 3,588 ($51.6).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The tax years 2017-2018 remain open for examination by the Russian tax authorities with respect to the Company’s principal Russian operating subsidiary, Yandex LLC. A tax audit of Yandex LLC covering the tax years 2015-2016 was completed by the Russian tax authorities in 2018 and all related income tax charges assessed were fully accrued in the Company’s consolidated financial statements as of December 31, 2018. The tax years 2014-2018 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

11. CONVERTIBLE DEBT

In December 2013, the Company issued and sold $600.0 (RUB 19,719 at the exchange rate as of sale date) in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 at par. The Company also granted to the initial purchasers a right to purchase up to an additional $90.0 (RUB 2,981 at the exchange rate as of sale date) in aggregate principal amount of notes solely to cover over‑allotments. In January 2014, the Company issued and sold an additional $90.0 in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018 (together, the “Notes”) at par. Interest at an annual rate of 1.125% was payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes were convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company’s election, under circumstances described below, based on an initial conversion rate of 19.44 Class A shares per $1,000 principal amount of Notes (which represented an initial conversion price of approximately $51.45 per share), subject to adjustment on the occurrence of fundamental change as defined in the agreement. The Notes were convertible, at the option of the holder, prior to June 15, 2018, if i) the last reported sale price of the Class A shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days was greater than or equal to 130% of the conversion price on each applicable trading day; ii) during a 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s Class A shares and the conversion rate on each such trading day; iii) upon the occurrence of specified corporate events. On or after June 15, 2018, the Notes could be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the business day immediately preceding the maturity date of the Notes. The Company did not have the right to redeem the Notes prior to maturity, except in connection with certain changes in tax laws. Prior to June 15, 2018, none of the conditions allowing the conversion of the Notes had been met. The Company elected cash settlement for all conversions of the Notes on or after June 15, 2018. In December 2018, the Notes matured and the Company repaid in full $321.3 (RUB 21,281 at the exchange rate as of the date of settlement) aggregate principal amount of the outstanding Notes. The Company recorded no gain or loss on the settlement of the Notes.

The net proceeds to the Company from the sale of the Notes (including over‑allotments) were approximately RUB 22,479  ($683.1 at the exchange rates as of sale date). Debt issuance costs were approximately RUB 228  ($4.1), of which RUB 38  ($0.7) was allocated to additional paid‑in capital and RUB 190  ($3.4) was allocated to deferred issuance costs which were presented as a reduction of the carrying value of the Notes and were amortized as interest expense over the term of the Notes. As of December 31, 2017 and 2018, unamortized deferred issuance cost was RUB 29 and nil, respectively.

The Company separately accounted for the liability and equity components of the Notes. The carrying value of the liability component of RUB 18,972  ($576.7 at the exchange rates as of sale date) was initially recognized at the present value of its cash flows using a discount rate of 4.84%, the Company’s estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount was amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUB 3,728  ($113.3 at the exchange rates as of sale date) as of December 31, 2017 was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount.

During 2018, the Company did not repurchase principal amount of the outstanding Notes before the due date; during 2017, the Company repurchased and retired $12.0 in aggregate principal amount of the outstanding Notes for

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

cash consideration of RUB 668; during 2016, the Company repurchased and retired $87.4 in aggregate principal amount of the outstanding Notes for cash consideration of RUB 5,397. The Company recorded a loss of RUB 6 and gain of RUB 53 on the extinguishment of the debt within the other (loss)/income, net line in the consolidated statements of income for the years ended December 31, 2017 and 2016, respectively.

The carrying value of the Notes as of December 31, 2017 consisted of the following:

2017
RUB
1.125% Convertible Senior Notes due December 2018	18,507
Unamortized debt discount	(644)
Unamortized debt issuance cost	(29)
Total convertible debt	17,834

The Company recognized RUB 1,208, RUB 897 and RUB 945  ($13.6) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the years ended December 31, 2016, 2017 and 2018, respectively. The effective interest rate on the liability component for 2016, 2017 and 2018 was 5.1%,  5.1%, and 4.8%.

12. COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

In December 2008, the Company signed an agreement for a ten‑year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease. In April 2014, the Company further extended its headquarters complex signing a seven‑year lease agreement for additional office space and extending the existing rent agreements to 2021. During the years 2017 and 2018 the Company signed additional agreements to rent additional office space in Moscow until the end of years 2021 and 2022.

As of December 31, 2018, future minimum lease payments due under the Moscow leases and other non‑cancellable operating leases for more than one year are as follows:

	Moscow
	headquarters	Other
Payments due in the years ending December 31,	lease	leases	Total	Total
	RUB	RUB	RUB	$
2019	5,799	746	6,545	94.3
2020	5,850	610	6,460	93.0
2021	4,590	589	5,179	74.5
2022	310	296	606	8.7
2023 and thereafter	—	597	597	8.6
Total	16,549	2,838	19,387	279.1

For the purposes of the disclosure above, the Company assumed no changes in the rented space or rental price specified in existing rental agreements as of the reporting date. U.S. dollar amounts have been translated into RUB at a rate of RUB 69.4706 to $1.00, the official exchange rate quoted as of December 31, 2018 by the Central Bank of the Russian Federation.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

For the years ended December 31, 2016, 2017 and 2018, rent expenses under operating leases totaled approximately RUB 4,419, RUB 4,208 and RUB 5,015  ($72.2), respectively.

Additionally, the Company has entered into purchase commitments for other goods and services and acquisition of businesses, which total RUB 3,074  ($44.2) in 2019, RUB 1,216  ($17.5) in 2020, RUB 918  ($13.2) in 2021, RUB 96  ($1.4) in 2022, and nil in 2023 and thereafter.

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

As of December 31, 2018, the Company was subject to certain claims in the aggregate claimed amount of approximately RUB 2,372  ($34.2). The Company has not recorded a liability in respect of those claims as of December 31, 2018.

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

In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUB 239  ($3.4) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 46  ($0.7) and interest of RUB 22  ($0.3). As of December 31, 2018, except for the income tax contingencies described above, the Company accrued RUB 517  ($7.4) for contingencies related to non‑income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2018, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 3,477  ($50.0).

In the past two years the Russian economy has returned to growth, recovering from the recession of 2015-2016. In 2018 the growth was mainly driven by the mining, trade and construction sectors.

Economic growth and higher oil prices have strengthened the fiscal position of the state. In 2018, the budget balance has shifted to the surplus from the deficit in 2017. The government initiated the tax and pension reform. In July 2018, the parliament approved a VAT rate hike (to 20 per cent, from 18 per cent) and the reform of the oil sector taxation, providing for the gradual elimination of the oil export duty (from 30% currently) and its replacement by a higher mineral extraction tax, shifting the tax base from oil exports to oil production. The pension reform envisages a hike in the retirement age. All these measures were aimed to support financial stability of the state in the coming years.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In February 2018, Standard & Poor’s changed the outlook for Russia’s sovereign credit ratings from negative (BB+) to stable (BBB-) and in February 2019 reiterated stable rating for Russia.

After the Russian ruble’s 5% appreciation against the US dollar in 2017 on the back of oil price recovery, it  depreciated by 17% against the U.S. dollar in 2018. Foreign exchange interventions set by the new fiscal rule, together with the new round of the U.S. sanctions against Russia (which triggered a sell-off of Russian financial assets), have exerted downward pressure on the exchange rate since April 2018. The Russian ruble depreciation was followed by increasing inflation. In 2018 inflation was 4.3% compared to 2.5% in 2017.

The imposition of economic sanctions on Russian individuals and legal entities by the European Union, the United States of America, Japan, Canada, Australia and others, as well as retaliatory sanctions imposed by the Russian government, have resulted in increased economic and political uncertainty including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. In particular, some Russian entities may be experiencing difficulties in accessing international equity and debt markets and may become increasingly dependent on Russian state banks to finance their operations. The longer term effects of recently implemented sanctions, as well as the threat of additional future sanctions, are difficult to determine.

The above mentioned have led to reduced access of Russian businesses to international capital markets, increased inflation and other negative economic consequences. The impact of further economic developments on future operations and financial position of the Company is at this stage difficult to determine.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2017			December 31, 2018
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	2,093,995,776			2,093,995,776
Priority share	1			1
Preference shares	1,000,000,001			1,000,000,001
Class A ordinary shares	1,000,000,000			1,000,000,000
Class B ordinary shares	46,997,887			46,997,887
Class C ordinary shares	46,997,887			46,997,887
Issued and fully paid:	334,223,202	€7.3	299	330,316,314	€6.7	265
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	289,364,467	2.9	127	292,437,655	2.9	129
Class B ordinary shares	40,692,286	4.1	146	37,878,658	3.8	136
Class C ordinary shares	4,166,448	0.3	26	—	—	—

Class C shares held in treasury are not disclosed as such due to the technical nature of this class of shares.

The Company repurchases its Class A shares from time to time in part to reduce the dilutive effects of its Share‑Based Awards to employees of the Company.

In June 2018, the Company's Board of Directors authorized a program to repurchase up to $100 worth of Class A shares from time to time in open market transactions in effect for up to twelve months. In July 2018, the Company's Board of Directors authorized an increase in the existing program to approximately $150 worth of Class A shares.

There were no repurchases in the years ended December 31, 2016 and 2017. For the year ended December 31, 2018, the Company repurchased 4,760,679 Class A shares at an average price of $31.55 per share for a total amount of RUR 10,085  ($145.2). Treasury stock is accounted for under the cost method.

14. REDEEMABLE NONCONTROLLING INTERESTS

Redeemable noncontrolling interests (RNCI) mainly relate to the equity incentive arrangements the Company has made available to the senior employees of the Taxi and Classifieds business units, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts (DRs), which entitle them to economic interests in the respective subsidiaries of the Company.

The redeemable noncontrolling interests as of December 31, 2017 and 2018 were measured at the redemption value and consisted of the following:

2017	2018	2018

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	RUB	RUB	$
RNCI related to the DRs acquired by the senior employees	2,497	3,554	51.1
RNCI related to the options to acquire DRs	7,324	9,203	132.5
RNCI recognized in connection with the business combinations	—	278	4.0
Total redeemable noncontrolling interests	9,821	13,035	187.6

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

Under the Plans, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plans, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options and Share Appreciation Rights, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plans generally vest over a four‑year period. Approximately 25% of the Share‑Based Awards vest after one year, with the remaining Share‑Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause within three months following the consummation of a change of control under 2007 Plan and nine months under 2016 Plan, the Share Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share‑Based Award granted under the Plans may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share‑Based Awards previously granted will remain unaffected.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2016 Plan in the years ended December 31, 2017 and 2018 were as follows:

	2017	2018
Dividend yield	—	—
Expected annual volatility	40%	39%
Risk-free interest rate	2.23%	2.72-2.90%
Expected life of the awards (years)	7.19	7.07-7.11
Weighted-average grant date fair value of awards (per share)	$11.86	$14.62

No share options grants were made for the year ended December 31, 2016. No SARs grants were made for the years ended December 31, 2016, 2017 and 2018.

The Company used the following assumptions in the BSM pricing model when valuing its Share‑Based Awards:

•	Expected volatility. For 2017 and 2018 grants, the Company used historical volatility of the Company’s own shares.
•

Expected term.  The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

•

Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2016, 2017 or 2018. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2017 and 2018.

•	Fair value of ordinary shares. The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.
•	Risk‑free interest rate. The Company used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date.

The following table summarizes awards activity for the Company:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2017	2,729,928	$26.68	159,210	$32.10	11,219,107	—
Granted	1,334,000	40.00	—	—	6,226,234	—
Exercised	(462,495)	4.09	(2,100)	20.99	(2,758,622)	—
Forfeited	—	—	(866)	21.00	(773,049)	—
Cancelled	—	—	(1,250)	16.95	(48,256)	—
Outstanding as of December 31, 2018	3,601,433	$34.51	154,994	$32.44	13,865,414	—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about outstanding and exercisable awards as of December 31, 2018:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$3.43	Option	104,600	0.56	2.5	104,600	0.56	2.5
$3.51	Option	73,725	0.86	1.8	73,725	0.86	1.8
$4.16	Option	102,238	1.45	2.4	102,238	1.45	2.4
$8.77	Option	306,870	1.86	5.7	306,870	1.86	5.7
$40.00	Option	3,014,000	9.02	—	627,500	8.95	—
Total Options		3,601,433	7.79	12.4	1,214,933	5.32	12.4
$16.95	SARs	1,250	2.97	—	1,250	2.97	—
$20.99	SARs	3,744	2.91	—	3,744	2.91	—
$32.85	SARs	150,000	4.56	—	150,000	4.56	—
Total SARs		154,994	4.51	—	154,994	4.51	—
Total RSUs	RSU	13,865,414	8.36	379.2	5,298,083	7.75	144.9
Total Options, SARs, RSUs		17,621,841	8.21	391.6	6,668,010	7.23	157.3

The following table summarizes information about non‑vested share awards:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant		Grant		Grant
		Date Fair		Date Fair		Date Fair
	Quantity	Value	Quantity	Value	Quantity	Value
Non-vested as of December 31, 2017	1,680,000	$11.86	866	$12.45	8,836,337	$24.57
Granted	1,334,000	14.62	—	—	6,226,234	34.61
Vested	(627,500)	12.75	—	—	(5,673,935)	29.01
Forfeited	—	—	(866)	12.45	(773,049)	27.13
Cancelled	—	—	—	—	(48,256)	27.01
Non-vested as of December 31, 2018	2,386,500	$13.17	—	$—	8,567,331	$28.68

In February 2018, the Company settled its liability  in respect of contingent consideration related to the number of qualifying taxi trips following RosTaxi acquisition in January 2015 by 259,560 of its RSUs equivalent to RUB 500. These RSUs have the same vesting provisions as Share-Based Awards granted under the 2016 Plan. As of December 31, 2018, these RSUs are fully vested and exercisable.

As of December 31, 2018, there was RUB 17,656 ($254.2) of unamortized share‑based compensation expense related to unvested share options and RSUs which is expected to be recognized over a weighted average period of 3.04 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its E-Commerce, Taxi, Classifieds operating segments (the “Participating Subsidiaries”) in 2016 and in Media Services in 2018. In connection with this restructuring, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 4.0 million equity incentive awards under the 2016 Plan to the senior employees of these business units in total in 2015-2018, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries (Note 14) upon the satisfaction of

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

defined vesting criteria (the “Business Unit Equity Awards”), of which 3.1 million remain outstanding as of December 31, 2018. The exercise price of the Business Unit Equity Awards shall be determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Shared Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

In February 2018, the Company offered the senior employees of one of its Business units an opportunity to exchange up to an aggregate of 425,230 of their outstanding Business Unit Equity Awards for an aggregate of 2,029,987 RSUs. The replacement RSUs are fully vested. The exchange was accounted for as a modification of the Business Unit Equity Awards resulting in additional RUB 195 ($2.8) recognized immediately upon modification.

The Company has recorded share-based compensation expense in respect of  Business Equity Awards in the amount of RUB 260, RUB 267 and RUB 564 ($8.1) for the years ended December 31, 2016, 2017 and 2018, respectively.

Share‑Based Compensation Expense

The Company recognized share‑based compensation expense of RUB 3,422, RUB 4,193 and RUB 6,552 ($94.4) for the years ended December 31, 2016, 2017 and 2018, respectively. The Company recognized RUB 36, RUB 62 and RUB 104 ($1.5) in related income tax benefits from Share-Based Awards exercised for the years ended December 31, 2016, 2017 and 2018, respectively.

16. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

Starting from 2015, following the changes in the Company’s organizational structure, the Company’s chief operating decision maker (“CODM”) is the management committee including its CEO, COO and a group of CEO and COO’s direct reports. The Company reports its financial performance based on the following reportable segments: Search and Portal, E-commerce, Taxi, Media Services and Classifieds. In 2018, Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, previously reported in Other Bets and Experiments, and Yandex.Travel, previously reported in Classifieds. In 2018, Media Services were broken out from Other Bets and Experiments and now constitute a separate reportable segment. The results of the Company’s remaining operating segments, including Zen, Yandex.Cloud, Yandex.Health, Yandex.Drive, Yandex Data Factory and Geolocation Services, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Bets and Experiments which is shown separately from the reportable segments and reconciling items. Previously Yandex.Cloud, Yandex.Health and Geolocation Services were a part of Search and Portal segment. Yandex.Drive is the Company’s car-sharing service, launched in February 2018. Segment results below have been restated for all periods presented to reflect these reclassifications.

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

•

Taxi (including ride-sharing business, which consists of Yandex.Taxi as well as Uber in Russia and other countries, Food Delivery business, which includes Yandex.EATs, Uber.EATs and Food Party, meal kit subscription service, and the Self-Driving Cars division);

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

•	E-commerce — the Company’s Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia;
• Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs) which derives revenues from online advertising and listing fees; and

• Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, the Company’s production center Yandex.Studio and subscription service Yandex.Plus launched in Q1 and Q2 2018 respectively) which derives revenue from online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Search and Portal:
Revenues from external customers	66,591	79,901	96,977	1,395.9
Intersegment revenues	2,990	4,295	6,528	94.0
Depreciation and amortization	(8,608)	(9,859)	(10,248)	(147.5)
Adjusted operating income	20,859	28,567	38,511	554.4
E-commerce:
Revenues from external customers	4,718	4,968	1,697	24.4
Intersegment revenues	—	—	—	—
Depreciation and amortization	(72)	(54)	(11)	(0.2)
Adjusted operating income	1,363	1,556	(273)	(3.9)
Classifieds:
Revenues from external customers	1,270	2,060	3,717	53.5
Intersegment revenues	—	—	—	—
Depreciation and amortization	(19)	(53)	(67)	(1.0)
Adjusted operating income	(90)	74	(205)	(3.0)
Taxi:
Revenues from external customers	2,313	4,891	19,213	276.6
Intersegment revenues	—	—	—	—
Depreciation and amortization	(39)	(46)	(745)	(10.7)
Adjusted operating income	(2,125)	(8,009)	(4,530)	(65.2)
Media Services:
Revenues from external customers	648	1,187	1,909	27.5
Intersegment revenues	—	—	—	—
Depreciation and amortization	(100)	(99)	(71)	(1.0)
Adjusted operating income	(433)	(507)	(845)	(12.2)
Other Bets and Experiments:
Revenues from external customers	385	1,047	4,144	59.7
Intersegment revenues	—	—	—	—
Depreciation and amortization	(769)	(1,128)	(995)	(14.3)
Adjusted operating loss	(2,572)	(3,466)	(4,194)	(60.4)
Eliminations:
Revenues from external customers	—	—	—	—
Intersegment revenues	(2,990)	(4,295)	(6,528)	(94.0)
Depreciation and amortization	—	—	—	—
Adjusted operating income	—	—	—	—
Total:
Revenues from external customers	75,925	94,054	127,657	1,837.6
Intersegment revenues	—	—	—	—
Depreciation and amortization	(9,607)	(11,239)	(12,137)	(174.7)
Adjusted operating income	17,002	18,215	28,464	409.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted operating income and net income is as follows:

	2016	2017	2018	2018
	RUB	RUB	RUB	$

Adjusted operating income	17,002	18,215	28,464	409.7
Less: share-based compensation expense	(3,422)	(4,193)	(6,552)	(94.4)
Add: interest income	2,863	2,909	3,382	48.7
Less: interest expense	(1,208)	(897)	(945)	(13.6)
Less: other (loss)/income, net	(3,395)	(1,466)	2,922	42.0
Add: effect of Yandex.Market deconsolidation	—	—	28,244	406.6
Less: operating losses resulting from sanctions in Ukraine	—	(404)	—	—
Less: amortization of acquisition-related intangible assets	(488)	(379)	(1,007)	(14.4)
Less: compensation expense related to contingent consideration	(245)	(203)	(44)	(0.6)
Less: income tax expense	(4,324)	(4,926)	(8,603)	(123.9)
Net income	6,783	8,656	45,861	660.1

The Company’s revenues consist of the following:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Online advertising revenues(1):
Yandex websites	52,888	65,149	78,696	1,132.8
Yandex ad network websites	19,691	22,251	24,041	346.1
Total online advertising revenues	72,579	87,400	102,737	1,478.9
Revenues of Taxi business	2,313	4,891	19,213	276.6
Other revenues	1,033	1,763	5,707	82.1
Total revenues	75,925	94,054	127,657	1,837.6

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

The following table sets forth long‑lived assets other than financial instruments and deferred tax assets by geographic area:

	2016	2017	2018	2018
	RUB	RUB	RUB	$
Long-lived assets:
Russia	24,499	30,689	100,118	1,441.1
Finland	8,327	6,802	5,946	85.6
Rest of the world	1,546	587	900	13.0
Total long-lived assets	34,372	38,078	106,964	1,539.7

For information regarding revenue disaggregated by geography, see Note 2 — Summary of Significant

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Accounting Policies, Revenue Recognition.

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

Following the sale of a controlling interest to Sberbank and the deconsolidation of Yandex.Money in July 2013, the Company retained a noncontrolling interest and significant influence over Yandex.Money’s business. The Company continues to use Yandex.Money for payment processing and to sublease to Yandex.Money part of its premises. The amount of revenues from subleasing and other services was RUB 106, RUB 86 and RUB 51  ($0.7) for the years ended December 31, 2016, 2017 and 2018, respectively. The amount of fees for online payment commissions was RUB 173, RUB 439 and RUB 432  ($6.2) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the amount of receivables related to payment processing was RUB 158 and RUB 344  ($5.0), respectively. The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers of the Company.

Following the formation of Yandex.Market joint venture with Sberbank and the deconsolidation of Yandex.Market in April 2018 (Note 4), the Company retained a noncontrolling interest and significant influence over Yandex.Market’s business. The Company continues to provide advertising and other services and to sublease to Yandex.Market part of its premises. The amount of revenues from advertising services was RUB 469  ($6.8) for the year ended December 31, 2018. The amount of revenues from subleasing and other services was RUB 1,001  ($14.4) for the year ended December 31, 2018. As of December 31, 2018, the amount of receivables from Yandex.Market was RUB 407  ($5.9) and amount of payables was RUB 70  ($1.0). The Company believes that the terms of the agreements with Yandex.Market are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers of the Company.

As of December 31, 2017 and 2018, the amount of loans granted to certain senior employees was RUB 173 and RUB 207  ($3.0), respectively (Note 5). The loans bear interest rate up to 8% per annum and mature in 2019-2028.

18. SUBSEQUENT EVENTS

In February 2019, the Company granted RSUs to purchase an aggregate of up to 570,282 Class A shares to its employees pursuant to the 2016 Plan.

In February 2019, the Company designated $59.7 (RUB 3,915 at the exchange rate as of the dates of designation) of deposits with a third party bank as a hedging instrument to hedge its exposure to changes in the fair value of the unrecognized firm commitments on its servers and network equipment arrangements that are attributable to foreign currency risk for the period ending December 31, 2019. The maturities of such deposits are aligned with the purchase payments schedule.

In March 2019, the Company completed the acquisition of 100% of the shares in Znanie Company Limited (“TheQuestion”). TheQuestion is an internet-based question-and-answer social network. The primary purpose of the acquisition of TheQuestion was to enlarge the database of answers to specific search queries and to enhance the quality of search results provided by Yandex’s Search portal. The Company has not presented a purchase price allocation related to the fair values of assets acquired and liabilities assumed because the initial accounting for the acquisition was incomplete as of the issuance date of the consolidated financial statements.

PART III.

Item 17.  Financial Statements

See “Item 18. Financial Statements.”

Item 18.  Financial Statements.

See the financial statements beginning on page F‑1.

Item 19.  Exhibits.

Exhibit Number		Description of Document
1.1

Amended Articles of Association of the Company, amended as of June 1, 2016

(incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.2*

Contribution Agreement dated as of July 13, 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.3*

Shareholders Agreement in relation to MLU B.V. dated as of February 7, 2018 among Yandex N.V., Uber International C.V. and Stichting MLU Equity Incentive and MLU B.V. (incorporated by reference to to Exhibit 4.3 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.4*

Subscription Agreement dated as of 12 December 2017 among Yandex N.V., PJSC "Sberbank of Russia" and Yandex Market B.V. (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.5*† 4.6*

Shareholders Agreement dated as of April 27, 2018 among PJSC "Sberbank of Russia", Sberbank Nominee, Yandex N.V., Stichting Yandex Market Equity Incentive and Yandex Market B.V.

Amendment Deed to Contribution Agreement dated 31 January 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

7.1

Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

7.2

Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

7.3*	†	Agreement for Sale and Purchase of Future Thing dated November 27, 2018 by and between Limited Liability Company NAPA and Limited Liability Company YANDEX (Translation)
8.1	†	Principal Subsidiaries
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	†	Consent of JSC KPMG, Independent Registered Public Accounting Firm
15.2	†	Consent of AO Deloitte & Touche CIS, Independent Registered Public Accounting Firm.
101

The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018, (ii) Consolidated Statements of Income for the Years Ended December 31, 2016, 2017 and 2018, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2016, 2017 and 2018, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2017 and 2018, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2016, 2017 and 2018, and (vi) Notes to Consolidated Financial Statements

*Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

†     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ Arkady Volozh

	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: April 19, 2019