Form 20-F/A
period 2018-12-31
Yandex N.V.
filed 2019-09-03
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 1

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

Explanatory Note

This Amendment No. 1 on Form 20-F to the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 originally filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2019 (“2018 Form 20-F”), is being filed solely for the purposes of filing the (i) Shareholders Agreement dated as of April 27, 2018 among PJSC “Sberbank of Russia”, Sberbank Nominee, Yandex N.V., Stichting Yandex Market Equity Incentive and Yandex Market B.V. and (ii) Agreement for Sale and Purchase of Future Thing dated November 27, 2018 by and between Limited Liability Company NAPA and Limited Liability Company Yandex (Translation), and restating the Exhibit Index accordingly.  Both agreements were previously filed with the 2018 Form 20-F but are being refiled in connection with the Commission’s newly adopted rules regarding confidential treatment requests.

Other than as expressly set forth above, this Form 20-F does not, and does not purport to, amend, update or restate the information in the 2018 Form 20-F, or reflect any events that have occurred since the 2018 Form 20-F was originally filed.

Item 19. Exhibits.
Exhibit Number		Description of Document
1.1

Amended Articles of Association of the Company, amended as of June 1, 2016

(incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.2*

Contribution Agreement dated as of July 13, 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.3*

Shareholders Agreement in relation to MLU B.V. dated as of February 7, 2018 among Yandex N.V., Uber International C.V. and Stichting MLU Equity Incentive and MLU B.V. (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.4*

Subscription Agreement dated as of 12 December 2017 among Yandex N.V., PJSC "Sberbank of Russia" and Yandex Market B.V. (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.5*† 4.6*

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

7.3*	†	Agreement for Sale and Purchase of Future Thing dated November 27, 2018 by and between Limited Liability Company NAPA and Limited Liability Company YANDEX (Translation)
8.1		Principal Subsidiaries (incorporated by reference to Exhibit 8.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2019)
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1

Consent of JSC KPMG, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2019)

15.2

Consent of AO Deloitte & Touche CIS, Independent Registered Public Accounting Firm. (incorporated by reference to Exhibit 15.2 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2019)

101

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

Greg Abovsky
YANDEX N.V.
	By:	/s/ Greg Abovsky

		Name:	Greg Abovsky
		Title:	Chief Financial Officer and Chief Operating Officer

Date: September 3, 2019