Form 20-F
period 2019-12-31
Yandex N.V.
filed 2020-04-02
CIK 1513845

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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

Arkady Volozh, Chief Executive Officer

Schiphol Boulevard 165

Schiphol 1118 BG,  The Netherlands

Telephone: +31 20-206-6970

Facsimile: +31 20-446-6372

Email: askIR@yandex-team.ru

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	YNDX	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Class A Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.(1)

Title of each class	Number of shares outstanding
Class A	292,719,508
Class B	37,138,658

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	◻	Non-accelerated filer	◻	Emerging growth company	☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

(1) In addition, we had 808,147 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2019. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

This Annual Report includes market data reported by Yandex.Radar (March 2020), the Association of Russian Communication Agencies (AKAR) (March 2020) and the Russian Federal State Statistics Service (Rosstat) (March 2020).

Forward‑Looking Statements

This Annual Report contains forward‑looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward‑looking statements. Forward‑looking statements in this Annual Report may include statements about:

•	the impact of macroeconomic and geopolitical developments in our markets, including the economic, social and political impact of the current COVID-19 pandemic;
•	the expected growth of the internet search and advertising markets and the number of internet and broadband users in the countries in which we operate;
•	competition in the internet search market in the countries in which we operate;
•	our anticipated growth and investment strategies;
•	our future business development, results of operations and financial condition;
•	expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;
•	our ability to attract and retain users, advertisers and partners; and
•	future advertising supply and demand dynamics.

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

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

PART I.

Item 3.  Key Information.

A.	Selected Financial Data

The selected consolidated balance sheet data as of December 31, 2019 and consolidated statements of income data for the year ended December 31, 2019 are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected consolidated balance sheet data as of December 31, 2018 and consolidated statements of income data for the years ended December 31, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this Annual Report, after adjustment for the retrospective adoption of ASC 842.

The selected consolidated balance sheet data as of December 31, 2017 are derived from our audited consolidated financial statements that are not included in this Annual Report, after adjustment for the retrospective adoption of ASC 842. The selected consolidated balance sheets data as of December 31, 2015 and 2016 and consolidated statements of income data for the years ended December 31, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this Annual Report, after adjustment for the retrospective adoption of Accounting Standard Updates 2015-03 and 2015-17.

Ruble amounts have been translated into U.S. dollars at a rate of RUB 78.8493 to $1.00, the official exchange rate quoted as of March 25, 2020 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. See “Risk Factors–The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.”

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. GAAP. These historical financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,
	2015	2016	2017*	2018*	2019
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	59,792	75,925	94,054	127,657	175,391	2,224.4
Operating costs and expenses:
Cost of revenues(1)	16,810	19,754	23,952	35,893	55,788	707.5
Product development(1)	13,421	15,832	18,866	22,579	29,209	370.4
Sales, general and administrative(1)	11,601	17,885	27,155	36,206	50,155	636.1
Depreciation and amortization	7,791	9,607	11,239	12,137	14,777	187.4
Goodwill impairment	576	—	—	—	762	9.7
Total operating costs and expenses	50,199	63,078	81,212	106,815	150,691	1,911.1
Income from operations	9,593	12,847	12,842	20,842	24,700	313.3
Interest income	3,037	2,863	2,909	3,382	3,315	42.0
Interest expense	(1,293)	(1,208)	(897)	(945)	(74)	(0.9)
Effect of Yandex.Market deconsolidation	—	—	—	28,244	—	—
Income/(loss) from equity method investments	98	205	353	(194)	(3,886)	(49.3)
Other income/(loss), net(2)	2,161	(3,600)	(1,110)	1,130	(1,200)	(15.2)
Income before income tax expense	13,596	11,107	14,097	52,459	22,855	289.9
Income tax expense	3,917	4,324	5,016	8,201	11,656	147.9
Net income	9,679	6,783	9,081	44,258	11,199	142.0
Net loss attributable to noncontrolling interests	—	15	120	1,726	1,627	20.6
Net income attributable to Yandex N.V.	9,679	6,798	9,201	45,984	12,826	162.6
Net income per Class A and Class B share:
Basic	30.39	21.19	28.33	140.77	39.21	0.50
Diluted	29.90	20.84	27.77	137.20	38.21	0.48
Weighted average number of Class A and Class B shares outstanding:
Basic	318,541,887	320,788,967	324,747,888	326,667,118	327,127,314	327,127,314
Diluted	323,713,437	326,136,949	331,243,961	335,162,062	335,428,137	335,428,137

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share‑based compensation expense of:

	2015	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	168	193	178	180	293	3.7
Product development	1,860	2,238	2,477	4,450	6,294	79.8
Sales, general and administrative	690	991	1,538	1,922	3,268	41.5
(2)

A major component of other income/(loss), net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar‑denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statement of income. For example, in 2019, other loss, net includes RUB 1,294 million of foreign exchange losses arising mainly from the appreciation of the Russian ruble compared to the U.S. dollar in that year. In 2018, other income, net included a RUB 1,169 million gain arising mainly from the significant depreciation of the Russian ruble compared to the U.S. dollar in that year. Although the U.S. dollar value of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

      *  Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases.

	As of December 31,
	2015	2016	2017*	2018*	2019
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheets data(1):
Cash and cash equivalents	24,238	28,232	42,662	68,798	56,415	715.5
Term deposits (current and non-current)	33,549	31,769	28,045	—	31,891	404.5
Total assets	111,818	114,108	144,432	259,097	291,126	3,692.2
Total current liabilities(2)	11,669	14,622	37,065	29,755	46,540	590.2
Total non-current liabilities(2)	30,052	20,894	14,295	14,701	15,151	192.2
Redeemable noncontrolling interests	—	1,506	9,821	13,035	14,246	180.7
Total shareholders’ equity	70,097	77,086	83,251	201,606	215,189	2,729.1

(1)

Balances as of December 31, 2017 and 2018 have been restated to reflect current period presentation for the retrospective adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases.

(2)	The total non‑current liabilities as of December 31, 2015 and 2016 and the total current liabilities as of December 31, 2017 mainly result from our convertible bond offering.

      *  Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases. See Note 2, Summary of Significant Accounting Policies, Recently Adopted Accounting Pronouncements, for further information. The financial data for other historical periods have not been restated and are reported under the lease accounting standard in effect for those periods.

Exchange Rate Information

Our business is primarily conducted in Russia and the majority of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 78.8493 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of March 25, 2020. On March 30, 2020, the official exchange rate quoted by the Central Bank of the Russian Federation was RUB 77.7325 to $1.00.

See “Risk Factors–The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

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

Risks Related to the Current Global Political, Regulatory and Economic Environment

The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.

Financial, economic, banking, legal and political risks in our markets, or an increase in the perceived risks associated with investing in emerging economies, could dampen foreign investment and adversely affect the economies of the countries in which we operate. For example, the current geopolitical situation, as well as volatility in oil prices (to which the Russian economy is particularly sensitive), may continue to have negative macroeconomic and other effects on the regions in which we operate, including increased volatility in currency values and a weaker overall business environment. In general, the Russian economy has experienced a high degree of volatility in the local currency, periods of high inflation rates and fluctuations in oil prices. Economic conditions continue to be uncertain and future changes may have negative effects on our business.

The value of the Russian ruble has fluctuated significantly in recent periods. Although our revenues and expenses, including our personnel expenses, are both primarily denominated in Russian rubles, we may have to increase our personnel expenses from time to time in order to better compete with other companies that denominate their personnel expenses in currencies which appreciate in relation to the Russian ruble. Also, the lease for our Moscow headquarters, are denominated in U.S. dollars, and a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, is for imported goods and therefore can be materially affected by changes in the value of the ruble. In addition, our expenses related to the development of our business internationally, and, in some cases, for acquisitions, are often denominated in other currencies, including U.S. dollars and Euros. If the Russian ruble were to experience a prolonged and significant decline in value against foreign currencies, we could face material foreign currency exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk”.

We face risks related to health epidemic and related crisis.

In recent years, there have been outbreaks of epidemics in various countries throughout the world. The current outbreak of a novel strain of coronavirus (COVID-19) has spread rapidly to many parts of the world, including Russia. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Our results of operations may be adversely and materially affected, to the extent that COVID-19 or any other epidemic harms the Russian and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•our customers in industries that are negatively impacted by the outbreak of COVID-19, including the healthcare, travel, offline education, transportation and real estate sectors, may reduce their budgets on online advertising and marketing, which may materially adversely impact our revenue from online advertising services;

•our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts;

•any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes as a result of COVID-19 may cause our customers to lose access for a period of time to our platforms, which may harm our business and may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•certain of our customers, distributors, suppliers and other partners may be particularly vulnerable to the slowing macroeconomic conditions arising from COVID-19 and may not be in a position to resume business as usual after a prolonged outbreak, which may have a material adverse impact on our revenues and business operations; and

•the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our consolidated results for the first quarter of and full year 2020 may be adversely affected. We expect our total revenues in the first quarter of 2020 to increase year over year, but there is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of 2020. We may have to record downward adjustments or impairment in the fair value of investments in the first quarter of 2020, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

The adoption and maintenance of international embargo, economic or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations.

The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. In 2018 and 2019, these sanctions were prolonged and extended. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions or the potential easing of such measures.  Political and economic sanctions may affect the ability or willingness of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of U.S. or EU sanctions, our business has been adversely affected from time to time by the impact of sanctions on the broader economy in Russia. In addition, Yandex.Money, our joint venture with Sberbank, in which we hold an approximately 25% minority stake, is subject to U.S. sectoral sanctions.

Since May 2017, Yandex LLC and Yandex.Ukraine LLC, both subsidiaries of Yandex N.V., have been subject to Ukrainian sanctions, which have blocked Ukrainian users from accessing our services and websites. The applicable sanctions, which were extended in March 2019 for a further three years with regard to Yandex LLC, ban all trade operations and require blocking of all assets, including bank accounts.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities.  Our founder, executive director and substantial shareholder, Arkady Volozh, is one of nearly 100 persons included in one part of the so called “Kremlin List”, on the basis of his reported net worth, and Herman Gref, a member of our Board of Directors and the CEO and Chairman of Sberbank, was included on the “List of Senior Political Figures.” Although we are not aware of any intention on the part of the U.S. government to impose sanctions on Mr. Volozh or Mr. Gref, if Mr. Volozh or Mr. Gref were to become a target of sanctions, it could have material adverse effect on our business.

The applicable sanctions rules, or the authoritative interpretation of current rules by the relevant authorities, could change at any time. In particular, OFAC (or other regulators) could:

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

Many U.S. and EU parties typically take a cautious approach to compliance matters, given the ambiguities of some of these rules and the approach taken by the regulators. Some parties, in particular some U.S. and EU financial institutions, have adopted internal compliance policies that are more restrictive than are strictly required by the applicable rules and have, for example, declined to engage in any dealings with parties on the sectoral sanctions list (including dealings that are not prohibited by the rules applicable to such parties) or with entities closely affiliated with such entities (even if such affiliated entities are not themselves a target of sanctions).

We rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which we operate. Any errors, failures or disruption in the products and services provided by third-party providers of our principal internet connections and the equipment critical to our internet properties and services, or any regulatory limitations on the internet in Russia, could materially adversely affect our brand, business, financial condition and results of operations.

Our success depends on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Public health concerns or epidemics, such as the recent coronavirus outbreak, may affect the production capabilities of our suppliers and resulting quarantines or closures could further disrupt our supply chain. The internet infrastructure may also be unable to support the demands placed on it by growing numbers of users and time spent online or increased bandwidth requirements. Government regulation may also limit our access to adequate and reliable internet infrastructure. Any outages or delays resulting from inadequate internet infrastructure or due to problems with our third-party providers or new regulatory requirements could reduce the level of internet usage as well as our ability to provide our services to users, advertisers and network partners, which could materially adversely affect our business, financial condition and results of operations.

A recent law, which partly came in force in November 2019, introduced tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, its implementation, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could reduce data transfer speed significantly and even result in interruptions and delays of the online services in the Russian internet.

The principal markets in which we operate offer uncertain environment for investment and business activity that could have a material adverse effect on the value of our Class A shares, our business, financial condition and results of operations.

The legal framework in which we operate continues to evolve. The current geopolitical environment could increase the risk of new legislative initiatives that could be seen as protecting a country’s national security and/or limiting foreign influence over the sector.

In addition, there can be contradictions between different laws and regulations, and the enforcement of laws can be selective or unpredictable. At the same time, there is sometimes a perceived lack of judicial and prosecutorial independence from political, social and commercial forces.

These factors could have a material adverse effect on our Class A shares and our business, financial condition and results of operations. The fact that we are a high-profile company may heighten these risks.

There has been increased scrutiny in recent periods of technology businesses across the globe. Should our operating environment become more challenging because of a change in the regulation or perception of technology companies, our business, financial condition and results of operations may be materially and adversely affected.

Around the world, technology companies are operating in an increasingly uncertain and challenging environment, in part due to increased scrutiny from policymakers, regulators and the general public. Such scrutiny has included concerns about business practices, market presence and strategic direction. A number of our competitors, including Google and Facebook, have received scrutiny in different jurisdictions over business practices, including the application of targeted advertising and data processing. Our partner in our Taxi joint venture, Uber, has received scrutiny over labor practices and licensing in many of the jurisdictions in which it operates. Our businesses have also been subject to increasing scrutiny in the markets in which we operate.

Restrictive trade practices in many jurisdictions, including the United States, have also made doing business more difficult for technology companies. For example, governments in a number of jurisdictions have been considering the possibility of excluding Huawei from participating as a supplier in 5G networks based on perceptions of the Chinese government's influence over Huawei. Should our business practices, market presence or strategic direction receive adverse scrutiny or experience increased regulation in any material market in which we operate, we may experience a material adverse effect on our business, financial condition and result of operations.

If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our group and the value of our Class A shares.

Applicable law restricts foreign (non-Russian) ownership or control of companies involved in certain strategically important activities in Russia as well as companies that are classified as "mass media" businesses. Currently, technology, the internet and online advertising are not industries specifically covered by this legislation, but proposals have from time to time been considered by the Russian government and the State Duma, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies.

A draft law which was proposed in mid-2019, for example, was aimed at restricting foreign ownership of “significant” internet companies and, if adopted, could have been applied to Yandex. A number of parties, including representatives of the Russian government, identified concerns with the draft law, and the proposal was withdrawn in November 2019. Notwithstanding the restructuring of our corporate governance approved in December 2019, we cannot assure you that similar legislation will not be proposed and adopted.  If any such legislation were to be adopted and were applicable to Yandex, it could have a material adverse effect on our business and the value of our Class A shares. See also “Item 4. Information on the Company – Governance Structure”.

In addition, we believe that our Yandex.Money joint venture is subject to restrictions on foreign ownership because this business currently holds an encryption license covered by the strategic enterprises law. We have also recently obtained an encryption license for our Yandex.Cloud service in order to expand this business. Therefore, the restrictions imposed by the strategic enterprises law have become applicable to Yandex as a whole. In particular, a third-party non-Russian investors would be required to obtain prior approval from the competent Russian authority in some cases if it seeks to acquire more than 25% of the voting power in Yandex or seeks to enter into an agreement that would establish direct or indirect control over Yandex. Such investors would also be required to notify the competent Russian authority if it acquires more than 5% of the voting power in Yandex (which would represent more than 33.3 million Class A shares). In addition, foreign states and international organizations, or entities controlled by them are prohibited from entering into agreements to establish direct or indirect control over Yandex.

Further, draft legislation was introduced in 2018 that would restrict foreign ownership of news aggregators. The draft legislation is broadly worded and, if adopted, might be applied to Yandex.News and other services. At this time, we cannot anticipate if the draft legislation will be adopted or, if it is adopted, whether such restrictions will be applied to us. See also “Item 4. Government Regulation”.

Any restrictions on non-Russian ownership or control could require us to take significant steps to modify our operating, corporate governance or ownership structure, which could have a material adverse effect on our operations or the value of our Class A shares.

Risks Related to Our Governance Structure

Although we have recently implemented a restructuring of our corporate governance, we may not be compliant with any legislation limiting foreign ownership or control in our sector that might ultimately be adopted.  Any such non-compliance could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A Shares.

Even following our recent corporate governance restructuring, we cannot assure you that our business will not become subject to any law that might ultimately be adopted with the goal of limiting foreign ownership or control of businesses in our sector. If our business becomes subject to, and is found not to be compliant with, any such legislation, we cannot assure you that enforcement actions against Yandex or our business by the Russian authorities will not be imposed.  The imposition of such enforcement actions could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A Shares. See also “Item 4. Information on the Company – Governance Structure”.

The Public Interest Foundation that was formed in connection with our recent restructuring has important rights in our corporate governance structure.  These rights could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.

The Public Interest Foundation has limited and targeted rights, through the powers associated with its holding of the Priority Share in Yandex N.V. and a so-called “Special Voting Interest” in Yandex LLC.  The board of the Public Interest Foundation, as well as the designated directors on the Yandex N.V. board and any interim General Director of Yandex LLC appointed by the Foundation in the circumstances set out in the charter of Yandex LLC, may take actions, however, that are not in the interests of our stakeholders, including our Class A shareholders, or decline to approve actions that would be in the interests of our Class A shareholders. These actions could include exercising the veto right over the nomination of four members of our Board in such a way as to prevent the nomination of persons whom the other members of our Nominating Committee and Board believe would best serve the interests of our company and our shareholders.  Moreover, these directors, together with the two designated directors, could act in a manner that results in Board deadlocks on material matters, such as budget approvals, that restrict our flexibility or ability to operate. Further, if the Public Interest Foundation exercised its right to use the Special Voting Interest in Yandex LLC in a manner that is inconsistent with our expectations, or if it did so repeatedly, it could disrupt our operations and materially adversely affect the public perception of our business.  Any such actions could have a material adverse effect on our business, financial condition and results of operations and cash flows, as well as on the trading price of our Class A Shares. The impact and perception of such actions could also make it difficult or impossible for us to access the public capital markets going forward.

In addition, no foundations have previously been formed under the newly adopted in Russia legislative framework under which the Public Interest Foundation has been incorporated. We may therefore face new issues in connection with the untested mechanics of the Foundation legislation and supporting regulations.

See also “Item 4. Information on the Company – Governance Structure”.

Our recently implemented restructuring has introduced new elements of our corporate governance with which we have no experience, and the rights granted may be exercised in unexpected ways.

Although our restructuring was designed to provide targeted and precise governance rights, some of these rights are not precisely defined. For instance, what may constitute an “Special Situation” is not defined, although it is our understanding, based on our discussions with the relevant authorities, that such “Special Situations”, if they ever arose, would relate to an action, failure to act or practice by Yandex that was deemed to be materially adverse to the national security interest of Russia. However, it is possible that the Foundation, by approval of at least seven of its directors, may interpret the scope of national security broadly and determine that there is a Special Situation in circumstances that we cannot foresee or reasonably consider to be related to the national security. It is possible that the powers granted to the Public Interest Foundation, the designated directors, the Public Interest Committee and any interim General Director may be exercised in unexpected ways, which may be adverse to the interests of Class A Shareholders and result in a decline in the trading price of our Class A Shares. See also “Item 4. Information on the Company – Governance Structure”.

Risks Related to Our Business and Industry

We face significant competition from major global and local companies, including Google, Mail.ru and Sberbank, which could negatively affect our business, financial condition and results of operations. If our competitors start to more rapidly develop their technologies, we may need to increase R&D investments to defend our market share.

We face strong competition in various aspects of our business from global and Russian companies that provide internet services and content, including search services. Currently, we consider our principal competitors in our core business to be Google and Mail.ru.

Out of the large global internet companies, we consider Google to be our principal competitor in the market for desktop and mobile internet search, and for performance-based advertising, online advertising network revenues, advertising intermediary services, distribution arrangements and other services. According to Yandex Radar, Google’s share of the Russian search market, based on search traffic generated, was 40.1% for the full year 2019 and 40.0% in 2018, compared with our market share of 57.0% in 2019 and 56.3% in 2018. Google conducts extensive online and offline advertising campaigns in Russia. In recent years, Google has actively marketed its products and services, including its mobile and voice search, YouTube, and advertising products for businesses, leading to increased competition.

With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location-based search and advertising. Pursuant to a settlement between FAS and Google reached in April 2017, Google is prohibited from arrangements prohibiting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine in Russia. Following this settlement, our search share on the Android platform increased in 2018 and 2019. Nevertheless, we expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us and can provide no assurance that Google is fully complying or will fully comply with the settlement. In addition to Google, we also face competition, albeit less intense, from the Russian and international business of Microsoft.

On the domestic side, our principal competitor is Mail.ru Group. Although we power paid search on Mail.ru Group properties and monetize a number of Mail.ru Group properties through our Yandex Advertising Network, we also compete with Mail.ru Group for online advertising budgets, allocated between social networks and search. In addition, Mail.ru Group offers a wide range of internet services, including the most popular Russian web mail, and other services that are comparable to ours. Mail.ru’s search market share was 2.2% and 1.6% in 2018 and 2019, respectively. Also, in December 2019 Mail.ru announced the formation of the O2O joint venture with Sberbank, pursuant to which Sberbank and Mail.ru Group will contribute approximately 47 billion rubles at closing and an additional investment of up to 17.6 billion rubles if certain performance targets are met. The joint venture is well capitalized and focused on the expansion of food delivery (where our FoodTech business competes with Mail.ru Group’s Delivery Club service), ride-hailing (where our Yandex.Taxi business competes with Citymobil) and other services.

Our Taxi business, which is a joint venture with Uber which we completed in February 2018, also faces competition from Gett, Vezet and a variety of other ride-hailing and food delivery operators and dispatch services. We may also face new competitors as the ride-hailing and food delivery industries are highly competitive, with comparably low barriers to entry and switching costs.

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

In addition, our business units, which include Media Services, Classifieds and our e-commerce joint venture, face significant competition in their respective business areas.

On the Media Services front, our KinoPoisk service faces competition from Ivi, Okko (operated by Rambler Group) and other online cinemas, while Yandex Music competes with VK Music and Boom (both operated by Mail.ru) and Apple Music.

Our Classifieds business faces competition from a range of online and offline classified services, including Avito (in real estate and automobile sales), CIAN (in real estate), and Drom (in automobile sales); and Yandex.Market’s e-commerce business faces competition from online retailers and marketplaces, including Wildberries, Ozon, AliExpress Russia (operated through a JV between Mail.ru, MegaFon, RDIF, and Alibaba), Avito and others.

We understand that Sberbank, with whom we operate joint ventures in e-commerce and e-wallet services, has announced plans to expand its digital ecosystem, including in e-commerce and ride sharing (as described above). At the same time, we have non-compete obligations with Sberbank in e-commerce and fintech business areas which limits our as well as Sberbank’s business expansion in these spheres.

We cannot guarantee you that we will be able to continue to compete effectively with current and future companies that may have greater ability to attract and retain users, greater name recognition, more personnel and greater financial and other resources. If our competitors are successful in providing similar or better search results or other services compared with those we offer, we could experience a significant decline in user traffic or other business. Any such decline could negatively affect our business, financial condition and results of operations.

We expect the rate of growth of our revenues to be lower in the future and we may experience downward pressure on our operating margin.

We expect that the rate of growth of our online advertising revenues will decline over time as a result of a number of factors, including continuing macroeconomic challenges in Russia, challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market, the declining rate of growth in the number of internet users in Russia as overall internet penetration increases and the COVID-19 pandemic. For example, in connection with current macroeconomic factors, Aeroflot, an advertising partner of ours, terminated all of its contracts for marketing, advertising and information services. A decline in our online advertising revenue growth rate may negatively impact the rate of growth of our revenues on a consolidated basis.

Other factors which may cause our operating margin to fluctuate or decline include:

"

changes in the proportion of our advertising revenues that we derive from the Yandex ad network compared with our own websites. In periods in which our Yandex ad network revenues grow more rapidly than those from our own sites, our operating margin generally declines because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites, as a result of traffic acquisition costs (TAC) that we pay to our partner websites. Over the several past years our partner TAC was above 50% of our online advertising network revenues. The margin we earn on revenue generated from the Yandex ad network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites;

"

investments we make in our businesses, in particular our experimental businesses within Other Bets and Experiments, our Taxi segment, which includes our food delivery business and self-driving solution, investments in content in Media Services as well as our initiatives related to the Internet of Things;

"

increased depreciation and amortization expense related to capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;

"

relatively higher spending on advertising and marketing to further enhance our brand and promote our services in Russia, to build and expand brand awareness in other countries where we operate and to respond to competitive pressures, if these efforts do not drive revenue growth in the manner we anticipate;

"	expenses in connection with the launch of new products and related advertising and marketing efforts, which may not result in the anticipated increase in revenues or market share;
"

the possibility of higher fees or revenue sharing arrangements with our distribution partners that distribute our products or services or otherwise direct search queries to our website. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier for our existing users to access our services;

"

costs incurred in our international expansion efforts until we succeed in building the user base necessary to begin generating sufficient revenues in these markets to earn accretive operating margins there; and

"

increased costs associated with the creation, support and maintenance of mobile products and services to maintain and expand our offering and competitive market position, which may not result in the anticipated increases in revenues or market share.

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

As internet usage has spread in Russia, the rate of growth in the number of internet users has been declining. Our success depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to, or better than, ours. As our core market matures, we will need to provide new services, further exploit non-core business models, such as our Taxi, Classifieds and Media Services business units and our e-commerce joint venture, or expand into new geographic markets in order to continue to grow our revenues at previously achieved levels. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, could be significant.

If we are unable to continue to develop and provide our users with high-quality, up-to-date services, and to appropriately time the services with market opportunities, or if we are unable to maintain the quality of such services, our user base may not grow, or may decline. Further, if we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may not grow or may decline.

If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners. This could adversely affect our business, financial condition and results of operations.

The competition to capture market share on mobile devices is intense, and if we are not successful in maintaining substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.

Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through smartphones, wearable devices, and handheld computers such as tablets, as well as through video game consoles, smart TVs and television set-top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be or become less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 49% in the fourth quarter of 2018 to approximately 58% in the fourth quarter of 2019, while the percentage of our search revenues generated from mobile devices increased from approximately 41% to approximately 49% between those periods.

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

We expect to continue to devote significant resources to the creation, support and maintenance of mobile products and services for all major operating systems including Android and iOS. If we are unable to attract and retain a substantial number of device manufacturers, distributors and users to our products and services, or if we are slow to develop products and technologies that are more compatible with such devices and platforms, we will fail to capture the opportunities available due to consumers’ and advertisers’ transition to a dynamic, multi-screen environment. Furthermore, given the importance of distribution and application pre-installation arrangements with the most popular device manufacturers to the successful operation of our business, failure to reach such arrangements may adversely affect our business, financial condition and results of operations.

 We generate a substantial part of our revenues from advertising, which is cyclical and seasonal in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition and results of operations.

In the past three years, we generated on average 79% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting the overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. According to AKAR, the rate of growth in online advertising expenditures was 20% in 2019, compared to 22% in each of 2018 and 2017. Any decreases in online advertising spending due to economic conditions, or other reasons, could materially adversely impact our business, financial condition and results of operations.

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

We have significantly diversified our revenue streams in the recent years; however, the sale of online advertising in Russia still accounts for a sizeable portion of our overall revenue. Although the use of the internet as a marketing channel in Russia is already mature, the internet continues competing with traditional advertising media, such as television, print, radio and outdoor advertising. Although advertisers have become more familiar with online advertising in recent years, some of our current and potential customers still have limited experience with online advertising and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may be less inclined to consider the internet effective in promoting their products and services compared with traditional media.

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

Our Yandex.Taxi business operates as a joint venture with Uber, while our Yandex.Money and Yandex.Market businesses operate as joint ventures with Sberbank. We hold an approximately 61% interest in our Yandex.Taxi joint venture.  We hold an approximately 25% interest in Yandex.Money and we and Sberbank each hold a 45% interest in Yandex.Market.  Herman Gref, the chief executive officer and chairman of Sberbank, serves as one of our non-executive directors. Our joint venture partners have certain shareholder and contractual rights in respect of the management of these joint ventures, and therefore we do not have sole control over the management or operations of our joint ventures. The level of control exercisable by us depends on the size of our interest and the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants.

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

"

difficulties in integrating operations and managing the large and diverse number of personnel, products, services, technology, internal controls and financial reporting of constituent components of our joint ventures, and any unanticipated expenses relating to business integration;

"	disruption of our ongoing business, distraction of our management and employees and increase of our expenses;
"	departure of skilled professionals as well as the loss of established client relationships of the businesses we invest in or acquire;
"	unforeseen or hidden liabilities or additional operating losses, costs and expenses that may adversely affect us following the transactions;
"

potential impairment charges or write-offs due to changes in the fair value of our business units as a result of market volatility or other reasons that we may not control which could have a material adverse effect on our financial results;

"	regulatory hurdles including in relation to the antimonopoly and competition laws;

"	the risk that any future proposed transaction fails to close, including as a result of political and regulatory challenges and protectionist policies; and
"	challenges in maintaining or further growing our business units, or achieving the expected benefits of synergies and growth opportunities in connection with these transactions.

Additionally, if we or one of our joint venture partners fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

We rely on partners for a material portion of our revenues and, in particular, for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.

Revenues from advertising on our ad network partner websites represented 20.9% of our online advertising revenues in 2019 compared with 23.4% in 2018. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners, other than our agreement to power paid search results on Mail.ru, are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor’s advertising services, our revenues would decline.

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

To expand our user base and increase traffic to our sites and mobile applications, we enter into arrangements with leading software companies and device manufacturers for the distribution of our services and technology. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements. See also “—The competition to capture market share on mobile devices is intense, and if we are not successful in maintaining substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.”

Our most significant distribution partners in 2019 were Samsung, Opera and Huawei, which preinstall our applications on their devices in Russia and/or offer mobile and desktop browsers, where Yandex is the default search in certain search entry points. Original equipment manufacturers have become increasingly important partners due to mobile traffic growth over the last few years. Each of our other distribution partners constitutes less than 10% of our total distribution traffic acquisition costs. If we are unable to continue our arrangements with current key distribution partners, or maintain existing or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Our business units and joint ventures face comparable risks. For example, if we are unable to attract or maintain a critical mass of Taxi partners, consumers, couriers, restaurants, grocery stores and convenience stores, whether as a result of competition or other factors, our ride-hailing and food delivery services could become less appealing to users, and our financial results could be adversely impacted.

Our business (in particular, Search&Portal and Media Services) depends on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.

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

We believe that the brand identity that we have developed through the strength of our technology, our user focus, our independence from political considerations and, in particular, our ability to deliver compelling content, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. As described below, several of our business units operate as joint ventures. Although we have sought to implement appropriate controls and protections, depending on specific terms of joint venture arrangements we may have more limited ability to ensure that these businesses are operated in a manner that is consistent with the broader Yandex brand.

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

We operate certain of our services through separate business units in order to facilitate the growth of those services. Management of these separate business units, some of which now operate as joint ventures with third-party partners, requires additional administrative effort, which may put strain on our management and other resources. If we do not effectively manage our growth and the operation of our business units, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

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

We have limited experience with operations outside Russia, and in 2019 derived only approximately 7.1% of our revenues from international markets. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our geographic expansion efforts (including the expansion efforts of our business units and joint ventures) generally require the expenditure of significant costs in the new geography prior to achieving the market share necessary to support the commercialization of our services, which allows us to begin generating revenues from our core services in the new geography. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

"	challenges caused by distance, language and cultural differences;
"	managing our relationships with local partners should we choose to adopt a joint venture approach in our international expansion efforts;
"	credit risk and higher levels of payment fraud in certain countries;
"	pressure on our operating margins as we invest to support our expansion;
"	currency exchange rate fluctuations and our ability to manage our currency exposure;
"	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;
"	legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for online services and content;
"	adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an unpredictable manner;
"	potentially adverse tax consequences;
"	deleterious changes in political environment;
"	unexpected changes in preferences and perceptions of our users and customers; and
"	higher costs and greater management time associated with doing business internationally.

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

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, including those introduced in connection with our recently implemented corporate governance changes, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We operate a number of our services through separate business units, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. We also operate several of our business units as joint ventures with other parties and may establish new joint ventures in future. In such situations our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin‑off of certain business units or further establishing of joint ventures and partnerships may cause the loss of some of our clients, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

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

Nevertheless, although we maintain robust network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyber-attacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, or a pandemic or an outbreak of disease or similar public health concern, such as the recent coronavirus outbreak, or fear of such an event, could result in reduced customer traffic and consumer spending or labor shortages and delays in manufacturing and shipment of products. In each case,  such events which could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

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

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 750 patent applications, of which more than 400 have resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent  - related matters, which are costly to defend, and which could adversely affect our business, financial condition and results of operation.

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

We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operations.

The law and enforcement practice relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and certain other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services, including if appropriate licenses and/or rights holder’s consents have not been obtained. For example, we have previously been involved in litigation regarding alleged copyright infringement in the United States. We are also regularly required to remove content uploaded by users on grounds of alleged copyright infringement, and from time to time we receive requests from individuals who do not want their names or websites to appear in our search results. In addition, under the applicable laws any companies and their officers may be held liable for the failure to delete or to stop distributing such information as is required by a court enforcement officer’s act. The liability may include penalties for companies and imprisonment for officers.

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

The governments of the countries in which we operate are increasingly developing legislation aimed at regulation of the internet, in many places expanding liability and creating new obligations for companies that operate in the internet. For example, under the law “On Information, Information Technologies and on the Protection of Information”, we are required to delete from our search engine search results linking to websites that have been blocked in Russia for repeated copyright infringements.

Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require a request from the governmental authority to take down the allegedly infringing or illegal information prior to blocking of a particular website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. In 2018, an analogous simplified blocking process was proposed in draft legislation with regard to violation of copyright and related rights (e.g. to videos posted online). This proposal is currently under consideration of the Russian Government and has not been submitted to the Russian State Duma. Moreover, under the recent amendments to legislation a website may be blocked if the information published there contains disrespectful and indecent statements about the society, state, Constitution or governmental authorities. Additionally, the subjects who are accused of disseminating such statements can face administrative fines.

Therefore, if we fail to identify the above-mentioned types of information and delete them from our websites in timely manner, our websites might be blocked.

New legislation and regulations may impose additional new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit.

In addition, in 2018 we became party to an anti-piracy memorandum signed between the major Russian IT companies and copyright holders. This memorandum stipulates an out-of-court procedure that obligates search engines to remove URLs to infringing audio-visual content at the request of the rights holders. The memorandum was initially valid until September 1, 2019 but was prolonged until January 31, 2021 and is currently in force. It is planned that a corresponding draft law will be elaborated on the basis of this memorandum. Apart from that, under a recent resolution of the Supreme Court of the Russian Federation, liability may be imposed for the provision of access to materials that violate IP rights.  We believe that according to the wording of the decision, this norm should be applicable to owners of websites where such materials are published. However, there is no assurance that courts would not interpret this provision broadly and would not apply this norm to Yandex.

The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. In certain cases, even removal of illegal information does not eliminate the risk of website blocking or reinstate access to the blocked website. For example, Russian legislation allows for permanent blocking of websites for repeated violation of copyright and related rights. A number of large websites have been blocked pursuant to this legislation so far, including, for example, a major hosting provider. We may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws, we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers. Although we believe that we are in full compliance with applicable laws, the application of new norms by government authorities might be sometimes inconsistent or unpredictable. In addition, draft legislation under consideration by the Russian State Duma describes the process of limiting access to a “program application” that contain materials violating copyright and related rights. The wording of the proposal is rather broad, and it is difficult to predict how this norm, if adopted, would be applied in practice (in particular, how a “program application” would be defined) and how this might affect all our applications.

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

With some of the most highly visited websites in Russia, we deliver a growing number of services, page views and video programs to an increasing number of users. In addition, the services we offer have expanded and changed significantly and are expected to continue to do so in the future to accommodate bandwidth-intensive technologies and means of content delivery, such as interactive multimedia and video. Our future success will depend on our ability to adapt to rapidly changing technologies, to adjust our services to evolving industry standards and to maintain the performance and reliability of our services. Rapid increases in the levels or types of use of our online services could result in delays or interruptions in our services.

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

Advertising displayed on our platforms may be interfered with by third parties, which may adversely affect our ability to attract advertisers. For example, third parties had in the past, and may in the future, employ technologies to block the display of ads on webpages. The wide and effective use of ad-blocking technologies can reduce the amount of revenue generated by the ads we serve and decrease the confidence of our advertisers and Yandex ad network partners in our advertising technology, which may adversely affect our business, financial condition and results of operations.

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

We regularly acquire other businesses, technologies and teams. The acquisition and integration of new businesses, technologies and people pose significant risks to our existing operations, including:

"	additional demands placed on our management, who are also responsible for managing our existing operations;
"	increased overall operating complexity of our business, requiring greater personnel and other resources;
"	difficulties in expanding beyond our core expertise;
"	significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses; and
"

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

Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or one of our joint ventures, or breaches of customers’ privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint ventures and damage relations with them. Alternately, should breaches of customers’ privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of one or more of our joint ventures. Any inability by us or our joint ventures to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. In case of failure to maintain effective customer service by us or by one of our joint ventures, our reputation may suffer, and we may lose our customers’ confidence, which may adversely affect our business, financial condition and results of operations.

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

Our Russian headquarters are currently located in approximately 64,000 square meters of rented property in central Moscow, with leases expiring in 2021 on a portion of our properties under lease. We also lease additional office space of approximately 47,000 square meters in business centers in central Moscow, which houses some of our divisions.  In order to secure sufficient office space to support our expected future growth, in December 2018 we acquired a property site for a new Moscow headquarters situated at 15 Kosygina Street. We may encounter challenges in developing our headquarters design proposal for the site and obtaining the required approvals for the finalized project. In addition, we may face difficulties in managing or coordinating a development process. If the development project is not finished by the time our current and future lease expires, we may need to negotiate a new lease for our current or future premises, and may be unable to secure favorable terms, or may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk.

Additional Risks Related to Regulatory Matters

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

For instance, there are various discussions of regulation applicable to big data processing. Any restrictive regulations in this sphere might negatively affect our business operations and flexibility in providing our services.

We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.

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

Several companies in our group underwent a planned inspection by the competent Russian authority (Roskomnadzor) in 2019. The authority did not find any significant violations. If further inspections are conducted in the future and result in the determination that companies in our group fail to comply with the applicable data protection legislation, we could experience financial and reputational losses and could be restricted from providing certain types of services until we comply with the requirements.

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

Additionally, “organizers of information distribution” (subjects that ensure the operation of information systems or computer software which are intended or used to receive, transmit, deliver and/or process electronic messages of internet users) are required to notify the relevant Russian authority about the commencement of their operations and must retain a broad range of data relating to and generated by their users for a period of time, which must be provided to the authorities at their request. Our principal subsidiary operating in Russia has notified the relevant Russian authority that it acts as an organizer of information distribution with respect to some of the services it provides. Organizers of information distribution that use encryption when delivering or processing electronic messages are required to provide the security authorities with information necessary for decoding the delivered or processed messages. Compliance with these requirements may require significant expenditures by us, including additional data centers, servers and other infrastructure or software development. Data retention may also harm our reputation with users. If we fail to comply with the above requirements, the Russian authorities can block access to our services in Russia.

Companies are also required to store all personal data of Russian users in databases located inside Russia. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data related to their users and that may elect not to comply with such requirements in Russia. Nevertheless, after conducting an inspection in 2019, Roskomnadzor has not revealed any violations by Yandex in this regard.

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

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties, such as Yandex, that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers (or otherwise ensure compliance of the ads with advertising legislation), we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

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

Many of our global competitors, such as Google and Microsoft, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia. Russian laws and regulations that are applicable to us, but not to our non-Russian competitors, may impede our ability to develop and offer services that compete effectively on a global scale as well as in Russia with those offered by our non-Russia-based competitors and generally available worldwide over the internet. For instance, our non-Russian competitors might be not in compliance with the requirement of the Russian data protection legislation to store all personal data of Russian users in databases located inside Russia. In addition, our non-Russian competitors have not joined an anti-piracy memorandum signed between the major Russian IT companies and copyright holders. This memorandum stipulates an out-of-court procedure that obligates search engines to remove URLs to infringing audio-visual content at the request of the rights holders.

Any inability on our part to offer services that are competitive with those offered by our non-Russian competitors may adversely affect our business, financial condition and results of operations.

The competent authorities could determine that we hold a dominant position in one or more of our markets, and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations.

Applicable antimonopoly legislation imposes restrictions on companies that occupy a dominant position in a given market. Were the competent authorities to investigate the internet or online advertising industries, the ride-hailing business or other businesses in which we operate, it is possible that they may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate. Additionally, from time to time we receive information requests from Russian Federal Antimonopoly Service (FAS) related to certain of our services. If FAS deems that we hold a dominant position in one or more of the markets in which we operate this could result in limitations on our future acquisitions and a requirement that we pre-approve with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as abuse of a dominant market position.

Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

In addition, under Russian antimonopoly legislation some potential acquisitions that we may consider require a preliminary approval by FAS. FAS may withhold the approval or may approve transactions subject to particular conditions. Such conditions could place significant restrictions on Yandex businesses, could make the acquisition less attractive, and could result in a termination of the proposed transaction.

Risks Related to Tax Matters

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

Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.

Russian tax, currency and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. Russian tax legislation largely follows the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and reduced tax revenue, the authorities are taking a more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be questioned by the authorities. High-profile companies such as ours can be particularly vulnerable to such assertive positions of the authorities.

Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet. We believe our tax position is consistent with the tax laws in the jurisdictions in which we conduct our business, however, the determination of our worldwide provision for tax liabilities, including digital tax, requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain and we are subject to regular review and audit by both domestic and foreign tax authorities. Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with tax audits routinely undertaken at least every two years. Tax years 2017, 2018 and 2019 are currently open for tax audit  of our principal Russian subsidiaries.

There have also been significant developments and proposed changes in recent periods to international tax laws that increase the complexity, burden and cost of tax compliance. The OECD has published proposals covering a number of matters, including tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities. The OECD is working towards a consensus-based solution by the end of 2020 to address the challenges posed to the current tax system by the digitalization of the economy. Russian authorities also may introduce turnover digital tax if the OECD fail to reach the agreement or the agreement is unsatisfactory.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.

In 2019, our principal Russian operating subsidiary distributed dividends to our parent company (Yandex N.V.) and applied withholding tax at a 5% rate in reliance on the provisions of the Netherlands‑Russia tax treaty.

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

We did not provide for dividend withholding taxes on the unremitted earnings of our non‑Dutch subsidiaries for 2012 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. As of December 31, 2019, we had an accrual of RUB 795 million ($10.1 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary’s current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2019, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 83,531 million ($1,059.4 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 4,177 million ($53.0 million) as of December 31, 2019. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Risks Related to Ownership of our Class A Shares

The price of our Class A shares has been and may continue to be volatile. Market fluctuations specific to developing markets or to high‑growth technology companies generally may affect the performance of our Class A shares and could expose us to potential securities litigation, which could result in substantial costs and a diversion of our management’s attention and resources.

Macroeconomic and geopolitical events in recent periods have adversely affected the value of traded securities of companies with significant operations in Russia and certain other markets, including our Class A shares. In addition, the market for technology and other growth companies has generally experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad macroeconomic, geopolitical, market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

"	macroeconomic and geopolitical developments, including those specific to technology businesses, the internet and online advertising both in Russia and globally, as well as the impact of COVID-19;

"	any proposed or adopted legislation in Russia that would impost limitations on foreign ownership or control of our business;
"	changes or proposed changes in the regulation of our services by the applicable government authorities, including with respect to operational requirements and governance;
"	market rumors (for example, rumors regarding potential changes to our capital structure in October 2018 had an immediate negative impact on the price of our Class A shares);
"	quarterly variations in our results of operations or those of our competitors;
"	fluctuations in our share of the internet search market;
"

the proportion of our revenues generated on our websites relative to those generated through the Yandex ad network or through distribution partners, as a result of the revenue sharing arrangements we enter into and the overall volume of advertising we provide our partners;

"	announcements of technological innovations or new services and media properties by us or our competitors;
"	the amount of advertising purchased or market prices for online advertising;
"	the emergence of new advertising channels in which we are unable to compete effectively;
"	the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;
"	changes in governmental regulations, in particular those applicable to regulation of online business in Russia and globally;
"	disruption to our operations or those of our partners;
"	our ability to develop and launch new and enhanced services on a timely basis;
"	commencement of, or our involvement in, litigation;
"	any major change in our directors or management;
"	changes in earnings estimates or recommendations by securities analysts;
"	our ability to compete effectively for users, advertisers, partner websites and content;
"	the operating and stock price performance of other companies that investors may deem comparable to us;
"	fluctuations in the exchange rate between currencies, including the Russian ruble and the U.S. dollar;
"	general global or Russian economic conditions and slow or negative growth or forecast growth of related markets; or
"

other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

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

The concentration of voting power with our principal shareholders, including our founders, directors and senior management, together with the Priority Share held by the Public Interest Foundation, limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 20, 2020, our founder, directors, senior management (and their affiliates) and principal non‑institutional shareholders together own 95.67% of our outstanding Class B shares and 3.7% of our outstanding Class A shares, representing in the aggregate 55.06% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 86.73% of our outstanding Class B shares and 0.11% of our outstanding class A shares representing in aggregate 48.48% of the voting power of our outstanding shares. Additionally, the Priority Share provides the Public Interest Foundation with certain rights, including an effective veto on acquisitions related to our Company or the sale of our material businesses.

In addition, as part of our recently implemented restructuring, the automatic conversion feature of the Class B Shares has been amended to provide that, upon the death of a Class B holder, including Mr. Volozh, Class B Shares held by a family trust established by such holder will not automatically convert for a period of two years.  During the two-year transition period following the death of Mr. Volozh, the trustee of the family trust will be bound to vote in favor of any proposal of the Board, and in accordance with the Board’s recommendation on any other matter. These restrictions will fall away, and the shares will automatically convert into Class A Shares, after the end of that two-year period.

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

Some of our directors are affiliated with investment funds or financial institutions that have investments in other businesses or entities that currently or may in the future compete with us or with whom we may enter into transactions. For example, one of our directors, Herman Gref, is CEO and Chairman of Sberbank, with which we have joint ventures with regards to Yandex.Market and Yandex.Money. Such affiliations may require the directors to recuse themselves from consideration of certain transactions or may otherwise create real, potential or perceived conflicts of interest.

Our Board of Directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change‑of‑control transactions.

Our Board of Directors has the right to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of shares representing 10% or more, in number or voting power, of our outstanding Class A and Class B shares (taken together). If our board grants its approval of such share accumulation, the matter is then submitted to Public Interest Foundation, as holder of our priority share, which has a further right of approval of such accumulation of shares. In addition, any decision by our Board of Directors to transfer all or substantially all of our assets to one or more third parties, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of Public Interest Foundation, as priority shareholder.

Any holding, transfer or acquisition by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of Class B shares representing 10% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), without the prior approval of our Board of Directors, first, and then the priority shareholder, will be null and void. The acquisition of shares in excess of the thresholds permitted by our articles of association will be subject to certain notification requirements set forth in our articles of association. Failure to comply with those terms would render the transfer of such shares null and void. In addition, the holders of such shares would not be entitled to the dividend or voting rights attached to their excess shares. The rights of our Board of Directors and our priority shareholder to approve accumulations of stakes in our company may prevent or delay change‑of‑control transactions.

Anti‑takeover provisions in our articles of association and the shareholders agreement among our principal shareholders may prevent or delay change‑of‑control transactions.

In addition to the rights of our board and of the priority shareholder to approve the accumulation of stakes of 10% or more, as described above, our multiple class share structure may discourage others from initiating any potential merger, takeover or other change‑of‑control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

"	the staggered terms, of up to four years, of our directors, as a result of which only a minority of our board is subject to election in any one year;
"

a provision that our directors, other than the two directors designated by the Public Interest Foundation from time to time, may only be removed by a two‑thirds majority of votes cast representing at least 50% of our outstanding share capital;

"	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board of Directors;
"

minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be very difficult for Class A shareholders to meet given our multiple class share structure; and

"	supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2019 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

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

For a discussion of our principal acquisitions and disposals in 2019, see “Operating and Financial Review and Prospects—Recent Acquisitions”.

Business Overview

Our Business

Yandex is one of the largest internet companies in Europe. Since 1997, Yandex has delivered world-class, geographically relevant search and locally tailored experiences on all digital platforms, based on its innovative technologies. Yandex operates Russia’s most popular search engine. We also provide a number of other services, including market-leading on-demand transportation services, navigation products, classifieds and entertainment services in Russia and other regions, including other CIS countries, Central Europe, the EU, Africa and the Middle East. Yandex’s goal is to help consumers and businesses better navigate the online and offline worlds.

Yandex is a technology company that builds intelligent products and services powered by machine learning. Our products and services are based on complex, unique technologies that are not easily replicated. Benefiting from Russia’s long‑standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company.

We derive a substantial part of our revenues from online advertising. We enable advertisers to deliver targeted, cost‑effective ads that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third‑party websites that make up our Yandex Advertising Network. Through our ad network, we extend the audience reach of our advertisers and generate revenue for both our network partners and us. We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats across different platforms. A few years ago, we embarked on a strategy to diversify our revenue streams and broaden the appeal of our ecosystem. Other revenue streams are growing rapidly and come from our Taxi segment, which includes ride-hailing and food delivery services, classifieds and other initiatives, including music subscription and event tickets sales within our Media Services, as well as Other Bets and Experiments, particularly by our car-sharing business and personalized content feed.

Our businesses are organized in the following operating segments:

•

Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

•

Taxi (including our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and other countries), FoodTech business (including Yandex.Eats, Yandex.Chef and Yandex.Lavka, a hyper local convenience store delivery service) and our Self-Driving Cars (“SDC”) division);

•	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs);
•	Media Services (including KinoPoisk, Yandex Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus);
•	Other Bets and Experiments (including Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education);
•

E-commerce (the Company’s Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia. Following the completion of the joint venture, we have deconsolidated Yandex.Market and now treat it as an equity investee under the equity method accounting).

Our Other Bets and Experiments aim to develop currently successful business models and to create new ones. Once an experiment becomes sizable enough, represents a new business model, and has good prospects for future development, we may decide to designate it a business unit or incorporate into one of our existing segments and report it accordingly.

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

We also offer a number of our core products and services, such as search, mail, weather and browser, to users in Belarus, Kazakhstan, Turkey and Uzbekistan, providing targeted platforms for local advertisers in those markets.

Yandex Search generated 57.0% of all search traffic in Russia in 2019 and 58.3% in February 2020, according to Yandex.Radar, a search traffic and browser usage analytics tool based on Yandex.Metrica data. In 2019, our search share on desktop and mobile reached 68.3% and 50.1%, respectively. In February 2020, our search share averaged 68.8% on desktop and 52.9% on mobile, respectively, with mobile search share of 55.8% on Android and 41.5% on iOS. The percentage of our total search traffic generated from mobile devices averaged approximately 58% in Q4 2019 compared with 49% in Q4 2018, while the percentage of our search revenues generated from mobile devices increased to approximately 49% in Q4 2019 from approximately 41% in Q4 2018.

In December 2019, Yandex presented Vega – a major update of its search engine that includes over 1,500 improvements, such as search results quality enhancement, instant results, expert responses and hyperlocality.

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

Alice

In October 2017, we launched Alice, the first conversational intelligent assistant for the Russian market. Alice assists users with a broad range of inquiries, such as factoid questions, weather forecasts, directions and currency exchange rates, as well as helps users to manage daily tasks, such as setting up an alarm, reminding of important things or hailing a taxi. Alice is not limited to predefined scenarios and includes a general “chit-chat” mode – a unique feature among intelligent assistants that has been enthusiastically embraced by millions of users. It also benefits from the near-human level of speech recognition accuracy (based on the Word Error Rate measurement) provided by the Yandex SpeechKit platform. In May 2018, we launched a developers’ skills platform, Yandex.Dialogues, designed to make it easy for any third-party developer to create new skills for Alice. Today, there are more than 4 million monthly users of external voice applications with Alice.

In May 2019, we announced our own smart home ecosystem powered by Alice, and by the end the year, the number of supported smart home device models is about 1,500, including air-conditioners, robot vacuum cleaners, light switches, power sockets, remote controllers and more. While initially only accessible through our search app, Alice is also accessible through Yandex.Browser, Yandex.Navigator, Yandex Launcher, Yandex.Station, Yandex.Station mini and Yandex.Auto, as well as on third-party platforms and smart speakers.

Turbo pages

Launched in mid-2017, Turbo pages is a new format of displaying content on mobile devices, which loads several times faster than regular web pages and is optimized for smaller screens. Our Turbo pages are easier to implement compared to other similar products and offer monetization from Yandex out of the box. Turbo pages are available on Search, Zen and News, in mobile and desktop. In 2019, our Turbo-pages were being used by tens of thousands internet websites.

Yandex Search App

Enhanced with Alice, the first conversational voice assistant on the Russian market, Yandex Search App integrates Yandex’s must-have services into one app, including Search, Maps, News, Zen, Weather and many others. At the beginning of 2020, our Search App was installed on 55% of Android smartphones in Russia and generated 53% of Yandex’ search traffic on the Android platform. The Yandex Search App audience reached 55 million users on Android on a monthly basis in January 2020.

Yandex Browser

Our Yandex Browser is the second most popular browser on desktops and the most popular non-native browser on mobile platforms in Russia. Yandex Browser is committed to delivering high-quality user experiences and to ensuring security for users online. Yandex.Browser’s built-in Antishock technology blocks malicious and fraudulent advertising and its “Protect” technology offers comprehensive protection against the majority of online threats. For example, Yandex.Browser checks all downloaded files for viruses, warns users about dangerous websites, encrypts users’ passwords when using public Wi-Fi networks, and ensures safe payments. In 2018, we introduced native ad blocking in the Russian version of Yandex Browser to enhance users’ browsing experience by filtering intrusive advertising. Moreover, we started offering an energy-saving mode, making Yandex.Browser the most energy-efficient browser, according to the tests of ixbt.com, the Russian information and analytical website focused on IT technologies.

The combined share of our desktop and mobile visits processed through Yandex Browser in Russia reached 20.3% in February 2020, according to Yandex.Radar.

Hardware products

Yandex.Station

In May 2018, we launched Yandex.Station, the first smart speaker designed for the Russian market and Yandex’s first hardware product, equipped with our AI voice assistant, Alice, to help users manage their daily tasks. Yandex.Station provides a complete in-home multimedia entertainment experience. As the first smart speaker with both audio and video capabilities, it plays music and also streams films, videos and television through its HDMI port to any connected display. Currently, Yandex.Station has access to Yandex's video platform Yandex.Live and streaming service KinoPoisk.

In October 2019, we launched our next smart speaker – the compact and affordable Yandex.Station Mini, which has all the features of Yandex.Station apart from video capabilities. In addition, it has a distinctive feature of gesture control.

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

Performance‑based ads on our desktop search engine results page (SERP) appear in one of several general categories: top of the page, appearing above the organic search results and featuring up to four paid links on desktop and up to three paid links on mobile; and bottom of the page, which appears either below the organic search results or the right-hand block located to the right of the organic search results, featuring up to nine paid links in total on desktop and up to one paid link on mobile. In late 2017 we started to test the concept of Templates – our new ad placement formats tailored to a search query of a particular user. Templates allow advertisers to dynamically enrich their ads with additional elements, such as quick links, contact information, working hours, merchants’ ratings, images and others. We are constantly rolling out new templates and testing new formats. In April 2018, we introduced a change in our search engine results page layout. Instead of our typical ad placement blocks, paid links are mixed with organic search links, whereby our algorithms choose which format is more appropriate and efficient in each particular situation in order to provide a more personalized SERP. Advertisers bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. Yandex.Direct continues using a Vickrey‑Clarke‑Groves (VCG) auction to serve ads on our SERP.

Yandex Advertising Network

Our Yandex Advertising Network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads on websites, digital panels and others, based on user behavior or characteristics or website content. Among our partners are some of the largest Russian websites, including Mail.ru, Rambler, Bing, Avito.ru, Gismeteo.ru and others.

We help third‑party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver performance‑based ads on their search results pages or websites. Our advertising algorithms use our proprietary MatrixNet technology, which optimizes the click‑through rate on our network through improved click prediction. We screen applicants for the Yandex Advertising Network and favor websites with high‑quality content and stable audiences to offer advertisers high-quality traffic.

Yandex’s video advertising network allows users to place full-screen videos, video ads on pages of websites and ads within the video content available on over 300 advertising platforms, including desktop and mobile websites, mobile and Smart TV applications. Yandex’s video ad network covers over 64.5 million users. Yandex’s technologies enable users to provide advertising to the targeted audience and offer analysis of its efficiency through different tools and instruments, such as Brand Lift or video roll analysis.

In 2018, Yandex started offering auction-based digital outdoor advertising opportunities in partnership with leading outdoor advertising players in Russia, Gallery and RussOutdoor. In 2019 advertisers could run campaigns on billboards in Moscow, Saint Petersburg, Nizhny Novgorod, Kazan and other major cities. By the end of 2019, advertisers were able to use more than 500 outdoor formats for their advertising campaigns. Outdoor ads are sold on a thousand opportunity-to-see (OTS) basis. In September 2019, we launched Outdoor in Yandex.Direct, which gives many opportunities for advertisers to include Outdoor in their marketing mix using the same interface. Yandex’s technologies also make it possible to estimate the audience coverage, and to divide it into segments in accordance with anonymized data on interests and social-demographic characteristics, which can be also used for Yandex.Direct retargeting.

In 2018, we also launched indoor advertising tailored to the targeted audience. The cameras on the digital advertising panels determine socio-demographic profile of the panels’ audience, and when ads are shown to different types of viewers, we charge advertisers only for ads shown to the targeted audience. The system uses only anonymized data and does not make video recordings. In 2019 we enlarged the number of places where indoor advertising is available, such as pharmacies, beauty salons, business centers and mobile phone stores. The number of available indoor displays is currently more than 3,000. Indoor advertising was also launched in Yandex Direct in September 2019.

Programmatic advertising

We have developed a range of programmatic advertising products, which utilize real‑time bidding, or RTB, technologies to provide effective solutions to our publisher and advertiser partners. Our RTB ad exchange connects our performance‑based demand‑side platform (DSP) Yandex.Direct, to our display‑based DSP (called AWAPS) as well as to integrated third-party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, and search and browsing history. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through ADFOX, we provide a supply‑side platform to our publisher partners. ADFOX is able to mediate in real‑time between programmatic brand ads from AWAPS, performance‑based ads from Yandex.Direct, ads from integrated third-party DSPs and the publisher’s own direct sales.

Mobile Advertising

We offer our advertisers the ability to display ads on mobile versions of Yandex services, including Search, Zen, and our Advertising Network partner websites, as well as in mobile applications, including our Yandex Search App. Advertisers are able to set up their mobile bid as a coefficient of their desktop bid.

Analytics tools

Our web analytics system, Yandex.Metrica, has the largest coverage among web analytics platforms in Russia, installed on 84% of .ru domains. It is also one of the three most popular web analytics system tools in the world. Yandex.Metrica combines near real-time reporting tools with intuitive heat maps and session replay. It features online-to-offline and cross-device tracking, easy-to-use attribution models, intuitive dashboards and fully customizable reports and segments. Yandex.Metrica filters out referral spam and bot traffic and lets site owners monitor ad blocker usage – all out-of-the-box. Yandex.Metrica provides the Logs API to export all raw data in order to accomplish complex tasks. Yandex.Metrica is available without any data caps or sampling, regardless of the traffic volume.

We also provide users with AppMetrica, a universal app analytics and marketing platform for install attribution that can be used for tracking various kinds of ad campaigns, as well as for product analytics, crash reports and push campaigns.

Yandex.Radar is our market analytics tool, which provides advertisers, webmasters, analysts, and other internet marketing professionals with accurate statistics on the internet technology trends in different countries. Yandex.Radar's technology reports are based on Yandex.Metrica aggregated data and provide statistics on search market shares and browser usage, as well as traffic breakdown by operating system and device type. In November 2018, we introduced Yandex.Radar's “Top internet resources”, which represents the first ranking featuring cross-device audience data for the top 10,000 sites popular among visitors from Russia.

Taxi

We provide a multi-mode experience that seamlessly and efficiently satisfies the ride-hailing and FoodTech needs of users in our markets. Our platform enables access to both a wide range of personal mobility services through our ride-hailing offerings, and a variety of food and convenience store delivery services through our FoodTech offerings.

Ride-hailing

We launched our ride-hailing service in Russia in 2011. We have since expanded into 18 countries and 374 cities (with over 50,000 population), as of December 31, 2019. The scale of our network and our proprietary technological capabilities enable us to accurately forecast demand and incentivize drivers to be available to accept rides.

We have established one of the largest transportation networks in Russia and much of the CIS, providing over 700,000 drivers with taxi orders and enabling riders to complete 150 million rides in December 2019. The combined volume of downloads of our ride-hailing apps would make us the fourth-most downloaded ride-hailing service in the world in 2019, according to AppAnnie. In 2019, our total number of rides grew 54% year-over-year.

Russia has historically accounted for the largest portion of our ride-hailing operations, where we offer the broadest range of ride-hailing tariffs, varying by both price and functionality.

In addition to our primary ride-hailing services, our B2B platform offers complex solutions for corporate transportation services, including business trips, airport transfers and staff logistics, as well as transportation budget management. We launched our B2B platform in Russia in 2016 and have since expanded it to include Kazakhstan, Armenia and Israel.

Our app utilizes smartphone GPS to detect a rider’s location and efficiently connect a rider with an available driver. Our app also provides robust features and functionality for riders throughout a trip, including the efficient determination of pickup points to reduce estimated arrival and waiting times. Our proprietary map infrastructure allows our apps to more precisely locate cars, as well as offers a more accurate match with nearby drivers. Our app provides riders with upfront pricing and may also suggest alternative pickup points with a shorter wait time or lower fare. Our app also alerts riders of price decreases when period of surge demand subsides. At locations with more complicated logistics such as airports or stadiums, pickup points are predetermined in our app and are integrated with offline points. Our app accepts a variety of payment methods, including credit cards, cash paid directly to the driver in certain markets and e-wallet payments.

We currently engage drivers for our ride-hailing services both directly and through a wide partner network. In certain regions, we also support the new simplified self-employment regime that has been introduced by the tax authorities in Russia, which allows us to engage more drivers directly.

We offer our Fleet Management Companies (FMCs) partners access to efficient fleet management software to manage their driver base and fleet, optimizing their administrative and technical workflows.

Safety is of the utmost importance, and we take a comprehensive approach to monitoring and improving the safety of all our platform users, before, during and after their rides. For riders, we offer insurance that covers passengers in the event of personal injuries sustained while on a ride. We have also implemented service access controls, such as driver scoring and detailed driver identification methods. We also tailor certain safety features to particular users, such as providing child safety seats. For drivers, we offer training and vehicle check-ups, both remotely and in person, and we have implemented technological tools to improve trip safety, such as video and telemetry monitoring to ensure drivers are alert. This hardware monitoring tool is currently in its pilot phase, and we hope to expand its use to a majority of our taxis in Russia in the near future. Our platform also includes protection and response tools, such as emergency support and a safety center section within the app for riders and drivers.

FoodTech

Our FoodTech business consists of Yandex.Eats, our ready-to-eat delivery service and Yandex.Lavka, a hyper local convenience store delivery service. We see a large potential for both segments in our target markets.

Our FoodTech business relies on a wide partner network of couriers, who make deliveries on bikes, scooters and on foot.

As of December 31, 2019, our Yandex.Eats services was available in 33 cities in Russia and Kazakhstan, with the majority of operations in Russia. Yandex.Eats is one of the leading online food ordering and delivery marketplaces in Russia collaborating with approximately 15,000 restaurant partners as of the end of December 2019. Approximately 85% of our food and other staple delivery orders in 2019 were through a first-party delivery model.

Yandex.Lavka offers on-demand delivery of groceries, ready-to-eat and other FMCG products within 15 to 20 minutes. The assortment includes 2,000 – 2,500 SKUs with a focus on fresh and ready-to-eat categories. As of the end of December 2019 Yandex.Lavka operated 50 “dark” stores (mini warehouses) in Moscow. We plan to expand our geographical footprint beyond the capital.

We use proprietary software powered by machine learning to manage inventories and assortment and ensure high level of stock availability and quality.

Our Yandex.Eats app provides a high-quality customer experience (focused on personalized and simple way of ordering food from a wide range of restaurants), discounts and special offers as well as real-time tracking of orders and couriers. Our app accepts a variety of payment methods, including credit cards and e-wallet payments.

Our FoodTech platform features separate apps for couriers and for our partner restaurants, which helps them to manage the order process. We are focused on enhancing the experience of our partner restaurants to improve efficiency of businesses processes.

Self-Driving Cars

In early 2017, we started working on our driverless technologies with the aim of creating a fully-fledged autopilot functionality, which is described in the industry as Level 5 – a fully-autonomous system. In May 2017, we unveiled our first prototype of our self-driving car, which leverages Yandex’s world-class technologies, such as AI and machine learning, mapping and real-time navigation.

In November 2018, we received a license to operate our self-driving car in the state of Nevada and demonstrated the advanced capabilities of our autonomous vehicles at CES, Las Vegas in January 2019 and again in 2020. In December 2018, we obtained the relevant permission from the Israeli Ministry of Transportation and Road Safety, and began testing our self-driving cars on public roads in Tel Aviv, Israel.

By the end of 2019, our self-driving fleet grew to over 100 cars, which have accumulated over 2 million autonomous miles on public roads in Russia, the USA and Israel. Yandex is also operating Europe’s first autonomous ride-hailing service with no one behind the steering wheel in Innopolis, Russia. In 2019, Yandex signed an MOU with Hyundai Mobis to jointly develop autonomous vehicles. We are also developing our own proprietary LIDAR sensors to be used in our self-driving cars. We have already started testing the first prototypes of our solid state and 360-degree LIDARs on the streets of Moscow.

In November 2019, we introduced our autonomous delivery robot, Yandex.Rover, which operates on our self-driving platform adapted for new tasks and driving dynamics. As a part of the initial testing phase, our Rovers are already delivering small packages on the Yandex campus in Moscow.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex.Realty and Yandex.Jobs.

Auto.ru is our classifieds platform for used and new cars, commercial vehicles and spare parts. We strive to make the used cars market as transparent as possible by trying to close the gap between the real conditions and customer perception of the cars advertised on our platform. Auto.ru puts significant effort into providing users with the special tools such as vehicle history reports, which include information from official databases as well as our internal and third-party data. In 2019, we launched a new feature that allows our users to apply for a car loan directly on the Auto.ru website. We partner with reliable financial organizations and do not provide loans ourselves.

Auto.ru continues to hold a leading position in its established markets with particularly strong presence in Moscow, St. Petersburg and Ekaterinburg. We also continue growing our market share in the regions. Successful integration of Hearst Shkulev Media, the largest media company in the Urals with 30 auto classifieds domains in the regions, and our deal with 24auto.ru, the leading auto classified in Krasnoyarsk region, have also strengthened our regional businesses.

We monetize Auto.ru through advertising, vehicle history reports, loan commissions, value added services (VAS) and listing fees for dealers, spare part sellers and certain individuals.

Yandex.Realty is our real estate classifieds platform for private individuals and realtors. The service provides listings for both the sale and rental of apartments, houses and commercial property. We also offer the opportunity to place listings for apartments in newly‑built or under‑construction apartment complexes across Russia. Yandex.Realty helps users not only to find the right listing but also discover all relevant information about the building and its surroundings. Yandex.Realty monetizes listings for new apartments, charging realtors for verified calls from clients.

Yandex.Jobs is our service for job seekers, which is mainly focused on blue collar and service industry jobs. The service is available as a mobile app for Android and iOS and allows users to get in touch with a potential employer directly from the app. Yandex.Jobs aggregates vacancies from a number of partners.

Media Services

Media Services include our entertainment services (Yandex Music, KinoPoisk, Yandex.Afisha and Yandex.TV Program, which, combined, have a monthly audience of more than 50 million people), a subscription service

(Yandex.Plus), and a production center (Yandex.Studio). Based on Yandex’s recommendation technologies and professional content, Media Services offer its users various entertainment options. We monetize Media Services through online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales. Our Media Services are available across different platforms, including Yandex.Station and Yandex.Auto.

Media Services include the following:

•

Yandex Music is our music streaming service, offering users millions of tracks and facilitating new music discovery with its recommendation tools, as well as podcasts and radio feature. The most popular feature of Yandex Music is the smart playlist feed, which we launched in December 2017. Utilizing Yandex’s machine learning technologies, the smart playlist feed is updated daily for each user according to their tastes and preferences. Yandex Music has a free web version and a mobile app and is offered as both Yandex’s own service and as a white label product from mobile operators. Today, Yandex Music is available in 12 countries, including Israel, Belarus, Kazakhstan and other CIS countries. In January 2020, the number of Yandex Music subscribers reached 3.3 million users. The service's catalog includes more than 60 million tracks, as well as more than 90,000 podcast episodes. Yandex Music also invests in creating its own content, produces music videos, releases its own music shows and organizes concerts for subscribers.

•

KinoPoisk is a video platform and the largest Russian-language source for information about movies, TV-shows, celebrity content and entertainment news, providing users with critic and user reviews and ratings, personalized recommendations, local movie showtimes, ticketing, and many other services. In 2018 KinoPoisk launched its own video streaming service, KinoPoisk HD, which allows users to watch content on a subscription basis (through the Yandex.Plus or KinoPoisk HD subscription) or purchase selected titles. The Kinoposik HD catalogue lists over 9,000 movies and TV shows online, including exclusive content, licensed from leading domestic and international production companies. KinoPoisk offers a premium subscription in partnership with Amediateka, an exclusive distributor of HBO content in Russia, which gives our users access to the full video library of Amediateka. In 2019, we continued investing in our content library to grow the KinoPoisk streaming catalog. In December 2019, we announced a new exclusive deal with the BBC. The number of monthly viewing subscribers on the platform reached 1 million in January 2020.

•

Yandex.Afisha (“playbill”) allows users to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently operating in over 190 cities across Russia, as well as several cities in Belarus and Kazakhstan.

•	Yandex.TV Program is a service providing users with an up to date schedule of broadcast, cable and digital TV channels as well as an option to view certain TV channels online.
•

Yandex Plus is our subscription service, which we launched in Russia in May 2018. In 2019, we expanded Yandex.Plus to Kazakhstan and Belarus. The service provides subscribers with a high value bundle of multiple Yandex services, including unlimited music streaming on Yandex Music, ad-free movies and TV-shows on KinoPoisk HD, discounts for taxi and car-sharing rides, bonuses for Beru customers as well as other benefits from the Yandex ecosystem. We record Yandex.Plus’ revenues in the Media Services segment.

•

Yandex.Studio is our own production center, which we launched in 2018 to create video and music content, co-invest in different projects with other production studios and provide marketing support to movies releases. We have already participated in the co-production of several Russian movies. We believe the service is strategically important in a world where video consumption is rapidly shifting online and importance of original content as a key differentiating factor is increasing, and plan to expand our participation in such projects.

Other Bets and Experiments

In addition to our core business and our separate business units, we offer a number of services and products, including experimental ones that represent new business models and have good prospects for future development.

Zen

Yandex.Zen is a personal content recommendation service. Zen selects news, videos, images, blog entries, and other internet content that may be relevant to a user. The service uses Yandex's global search index and AI technology.

Zen has successfully developed its publisher content platform. In 2018, the service launched the partner program with publishers, aimed at increasing the share of high-quality content created on the Zen platform. In September 2019, Zen offered an opportunity to create short videos, in addition to articles and narratives (a set of screens combining text, video, images and GIFs that can be swiped through) to all publishers. In December 2019, Zen’s publisher content platform generated over 66% of all clicks to Zen.

Yandex.Zen is available on Yandex Home Page, Yandex Search App, Yandex Browser, and as a standalone app on Android and iOS. In December 2018, Zen also became available to users of the Opera desktop browser in Russia. Zen is also preinstalled on some third-party devices sold in Russia by vendors such as Huawei, Xiaomi and Samsung. In 2019, Yandex.Zen recommendation service launched inside Coc Coc browsers in Vietnam and Opera in Turkey, as well as inside Viber, the second most popular messaging app among traditional messengers in Russia, in a pilot mode. Following the successful test, we rolled out Zen feed to all users of Viber in Russia and Belarus in March 2020.

Yandex.Cloud

In September 2018, we introduced our public cloud platform, Yandex.Cloud, allowing companies to host and develop their apps and services, and store and manage their data by leveraging Yandex’s advanced technologies and infrastructure. At launch, Yandex.Cloud offered a scalable virtual infrastructure with multiple management options, automated services for the labor-intensive management tasks of popular databases systems and AI-based Yandex services (speech recognition and synthesis as well as machine translation).

As of December 2019, approximately 25,000 businesses and individuals were using our platform. We have enhanced our platform with new services such as Cloud Interconnect to extend customers' on-premise network to the Yandex.Cloud network via a private connection, DataLens to visualize data, and a range of services for developing cloud-native applications. We continue developing our cloud platform to provide users with a full-fledged cloud offerings. All Yandex.Cloud services are available on servers located in Russia.

Yandex.Drive

In February 2018, we launched our free-floating car-sharing service, Yandex.Drive, providing users with vehicles, which can be reserved by the minute, the hour or the day through a mobile app and which can be dropped of in any permitted parking place across the cities we serve, as well as at airports and shopping malls. Offering on-demand access to cars in Moscow, Saint Petersburg and Kazan, Yandex.Drive operates the leading car-sharing platform in Russia and one of the largest in the world. As of February 2020, Yandex.Drive users have completed approximately 58 million rides since the launch.

In 2019, we also introduced the cargo and minivan segments of our car-sharing service and added a fleet of 30 electric vehicles in Moscow.

We equip Yandex.Drive’s car fleet with Yandex.Auto, our in-car infotainment system. Yandex.Auto provides a number of Yandex’s services, including Yandex.Navigator and Yandex Music. Powered by our voice-controlled assistant Alice, Yandex.Auto allows the user to personalize the service. It recognizes each user, greeting them by name, loads their usual routes, plays their favorite music and warns about traffic or weather conditions.

Yandex.Drive pricing is inclusive of fuel, parking, insurance and other costs associated with car ownership. Yandex provides dynamic pricing, which integrates traffic conditions, customer demand and other factors at the time of reservation. In addition, Yandex.Drive became the first car-sharing service worldwide to launch fixed-price tariff based on the final destination point, which allows us to improve the utilization rates of our fleet.

Geolocation Services

Our Geolocation Services integrate Yandex’s advanced technologies (including mapping, cartography, navigation, etc.) to provide broad range of services across Russia, other CIS countries and Turkey. We focus on the development of logistics and routing solutions for individual users and businesses, as well as advertising products for offline-businesses. Our Geolocation Services include Yandex.Maps, Yandex.Navigator, our infotainment system for connected cars, Yandex.Auto, as well as Yandex.Routing, our technology platform for businesses, which provide services and products in the transportation and logistics industries. We monetize Geolocation Services through online advertising, licensing and transaction services.

Yandex.Maps provide high‑quality, detailed maps of Russia, its neighboring countries, Turkey and other countries where we operate our ride-hailing service. We offer our users panoramic views, navigation across cities enriched with augmented reality, public transportation routes, driving directions with voice controls and turn-by-turn navigation. We continue to develop Yandex.Maps to integrate new features, such as hotel bookings, food ordering, ratings and reviews of restaurants as well as their menus. In 2019, we introduced a new Transportation section, which enables users to see public transport routes as well as buses, trolleybuses and trams that move in real time.

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

We also offer Yandex.Navigator, our mobile application, empowered by our AI assistant Alice, that provides turn‑by‑turn navigation, incorporates a voice input function, speed limit warnings, parking information, natural guidance features as reference points along a route and voice notifications for accidents or road works. It is one of Yandex’s most popular mobile apps in terms of usage.

Our map-based apps allow offline businesses to place ads in native formats (adopted for different scenarios on the map) and target potential clients among those using Yandex.Maps and/or Navigator.

Yandex.Auto is our voice-activated in-car infotainment system, which offers Yandex’s best-in-class mapping and navigation, music streaming, weather information and other services. We work with car manufacturers to equip cars with Yandex.Auto. Yandex.Auto is already available in some models of Toyota, Nissan, Honda, Renault, Geely, Chery and others on the Russian market. In this segment, we primarily generate revenues from the sale of Yandex.Auto software licenses.

In May 2019, Yandex entered into an agreement with Renault-Nissan-AvtoVAZ, which represents about a third of the Russian new car market. Under this agreement, Yandex.Auto will be fitted into more than 2 million Renault, Nissan and Lada cars in the next five years. In late 2019, we also signed an agreement with Geely for the integration of Yandex.Auto platform into new cars. About 80% of Geely cars sold in Russia and Belarus will be equipped with our platform.

Yandex.Fuel is a contactless payment service at gas stations built into Yandex.Navigator, Taximeter, an application for Yandex.Taxi drivers, Yandex.Drive car-sharing and Yandex.Auto multimedia systems, and is also available to corporate clients. The service was launched in December 2018.

Now more than 4,000 fueling stations are connected to the service throughout Russia, including EKA, PTK, Neftmagistral, Tatneft and Shell. In 2019, the users of Yandex.Fuel have purchased more than 145 million liters of fuel with a gross merchandise value of 5.5 billion rubles.

Yandex.Routing is our B2B routing platform, aimed at providing businesses in the transportation and logistics segments with routing-based solutions. Offering optimal and transparent routes for delivery and logistics, our service helps companies to minimize the time and fuel spent.

E‑commerce

Launched in 2000, Yandex.Market is one of the most popular internet services in Russia, providing product information, price comparisons and user generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and “brick and mortar” retailers, and currently feature over 200 million offerings in approximately 3,000 product categories from over 30,000 domestic and international merchants. Similar to Yandex.Direct, Yandex.Market is mainly priced on a cost‑per‑click (CPC) basis and recognizes revenue only when a user clicks on product offerings placed by merchants on Yandex.Market.

In April 2018, Yandex and Sberbank of Russia completed the formation of a joint venture based on Yandex.Market to further develop domestic and cross-border e-commerce marketplaces, in addition to comparison shopping. Sberbank invested 30 billion rubles (approximately $500 million at the time) into the new joint venture. At closing, the joint venture was valued at 60 billion rubles (approximately $1 billion at the time). The two partners own equal stakes in the joint venture. Ten percent of the JV’s shares are reserved for current and future equity awards for management and employees of Yandex.Market.

Starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and we record our share of Yandex.Market’s financial results under the equity method of accounting within the other income/(loss), net line in the consolidated statements of income.

In May 2018, Yandex.Market launched in beta the marketplace Beru, a domestic e-commerce platform with 1P and 3P sales, allowing users to make purchases across multiple categories. Beru came out of beta in October 2018, featuring 100,000 SKUs, which expanded to over 600,000 SKUs by the end of 2019. The daily audience of the marketplace exceeded 1 million users as of the end of the year. In order to enhance the user shopping experience and provide full-fledged services, we introduced the first Beru-operated fulfillment center in Rostov-on-Don. In 2019, we launched another two fulfillment centers in Sofino and Tomilino, in the Moscow region. In addition, Beru leases capacity from a third-party fulfilment center.

Our Technology

Yandex is a technology company that is a pioneer in machine learning, artificial intelligence and neural networks. We believe this expertise uniquely positions us in the global technology arena and allows us to innovate in our local markets and continuously improve our products and services based on complex, unique technologies that are not easily replicated.

Advertisers

Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium size enterprises purchase the bulk of our performance based advertising. No single advertiser accounted for more than 1.1% of our total revenues in 2017, 2018 or 2019.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia, as well as Minsk, Belarus; Lucerne, Switzerland; Newburyport, Massachusetts, USA; Istanbul, Turkey; Shanghai, China; and Almaty, Kazakhstan. In Russia we have 17 sales offices, which allows the company to better understand the needs of businesses in the regions and help them grow using new technologies and advertising opportunities.

The substantial majority of our advertisers use our automated Yandex.Direct service to establish accounts, create ads and manage their advertising campaigns. Our largest advertising clients are served by a dedicated sales team. These companies may request strategic support services, which include a dedicated accounts team, to help them set up and manage their campaigns. Our sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, thus measuring and improving advertisers’ return on investment.

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

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand, as well as key services. We also invest heavily into our separate business units, including Taxi, Classifieds, Media Services and Other Bets and Experiments to grow customer awareness, increase user base, increase usage in our existing markets and penetrate into other geographies.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business, including search, ride-hailing, food delivery, classifieds, media services, e-commerce and cloud. We currently operate principally in Russia, Belarus, Kazakhstan, Uzbekistan and Turkey.

Across our different business lines we face competition from both global and local players.

We consider Google to be our primary competitor. In addition to its search solutions, including voice search, Google offers online advertising, information and other search services similar to ours, including services similar to Yandex.Direct. We expect that Google will continue to use its brand recognition, financial and engineering resources and to develop its technologies to compete with us.

The following table presents a comparison of Russian search market share, according to Yandex.Radar (a search traffic and browser usage analytics tool based on Yandex.Metrica data), based on search traffic generated:

	2017	2018	2019
Yandex	55.1%	56.3%	57.0%
Google	39.6%	40.0%	40.1%
Mail.ru	3.4%	2.2%	1.6%
Rambler	0.4%	0.2%	0.2%
Other	1.5%	1.3%	1.2%

We also face competition from the Russian and international websites of Microsoft and other established companies and start‑ups that are developing search and online advertising technologies.

Mail.ru Group is one of our largest local competitors. Mail.ru offers many communication services, including Russia’s most popular webmail, social networking and messenger services. Our Yandex.Direct platform competes for advertising budgets with myTarget, an advertising tool operated by Mail.ru across its social networks and e-commerce projects.

We believe that social networking sites, such as Facebook, Twitter, and Mail.ru Group’s Vkontakte, Odnoklassniki and My World services, are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access to analyze their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising which could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

In certain vertical areas, in particular those in which our business units operate, we and our joint ventures compete with niche services, including e-commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. Our Yandex.Taxi service competes with Vezet, Citymobil (operated through a JV between Mail.ru and Sberbank) and Gett as well as a number of regional offline players across Russia. In addition, although Yandex.Taxi and Uber operate as a joint venture in Russia and neighboring countries, our Taxi business may also compete with Uber in jurisdictions outside the scope of our joint venture territory. Yandex.Market’s e-commerce services face competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, AliExpress Russia (operated through a JV between Mail.ru, MegaFon, RDIF, and Alibaba), Avito and others. Our Classifieds services compete with Avito in most areas as well as with a number of niche players such as CIAN in real estate and Drom in automobile sales. On the Media Services front, our KinoPoisk service competes with Ivi, Okko (operated by Rambler Group) and other online cinemas, while Yandex Music competes with VK Music and Boom (both operated by the Mail.ru), and Apple Music. Our food delivery business Yandex.Eats competes with Delivery Club (a part of the JV between Sberbank and Mail.ru). Our Yandex.Drive car-sharing service competes with Delimobil, BelkaCar as well as a number of other players operating primarily in Moscow and St. Petersburg. Our public cloud platform competes mainly with international cloud services, such as Microsoft Azure, Google Cloud and Amazon Web Services (AWS), as well as with certain local players (Rostelecom, Sberbank, Mail.ru).

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

Science and Education

Yandex has been developing and implementing educational programs since 2007. Today the company has more than 30 educational projects and services that are used by people of all ages – from first graders to graduate students, from young professionals to those who decided to change their career paths. Our team of specialists represents many scientific disciplines, including mathematics, data analysis, programming and linguistics. Besides, working on products and technologies at Yandex, some of our experts teach, lecture and train students and young specialists.

The Yandex School of Data Analysis, offering free courses for undergraduates and graduate students, has been running since 2007. The school trains specialists in data processing, big data infrastructure, data analysis, and fact extraction in five Russian cities as well as in Minsk, Belarus. The school’s graduates create a global alumni network advancing machine learning and distributed systems development in academia and the private IT sector. In October 2018, we launched Y-Data, a branch of Yandex School of Data Analysis in partnership with Tel Aviv University, Israel. It offers an advanced one-year master’s degree program in machine learning. Yandex also has schools for project managers, user interface developers, designers and other specialists in IT.

In 2016 with the support of regional governments and ministries overseeing education and IT, we launched a project to teach programming to school children called Yandex.Lyceum which is now offered in 131 cities in Russia and Kazakhstan.

Yandex and Higher School of Economics (HSE) run the Faculty of Computer Science, for which we created an educational program. We also partner with other leading research centers and universities, including the Moscow Institute of Physics and Technology, Saint Petersburg State University and the Belarusian State University. We sponsor a number of contests and workshops/seminars in computer programming, mathematics and linguistics with participants from all over the world, and run a programming competition on the annual basis, Yandex Championship, in different fields of computer science such as backend, frontend, machine learning, mobile app development, data analytics and competitive programming.

In addition to educational services, Yandex and Coursera, the online education platform, launched several Specializations and Courses written by Yandex’s employees for people who are eager to expand their knowledge in a certain field of IT.

In 2019, we launched Practicum, an online learning platform in the IT sphere available for users globally. The programs currently available on the service include frontend development, web development, backend development, data analysis and data science. Over 300,000 people have already explored our educational opportunities with thousands of them choosing to meet their professional goals with help of our platform.

To reward achievements in academics and research as well as to support undergraduate and postgraduate students in computer science and information technology at HSE, in 2014 we established the Ilya Segalovich Scholarship, in memory of one of our co-founders. The scholarship committee includes faculty staff members and lead developers from Yandex. Since 2014, this scholarship has been awarded to over 80 students.

Among of our other important educational projects we note the following:

•	Yandeх.Textbook, an online service for schoolteachers for Russian language and mathematics with possibility for individual educational trajectories for each student.
•

Yandex.Atlas, which provides students and their parents with information about the pass rates of Russian universities in previous years and helps them to choose an appropriate university in accordance with their requirements and opportunities.

•	Yandex.Tutor, an online study tool for the Russian Unified State Exam (USE).

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

Our total headcount increased from 8,767 at December 31, 2018 to 10,092 at December 31, 2019. As of December 31, 2019, we had 5,784 employees related to the product development cost category, 3,808 employees related to sales, general and administration, and 500 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group‑wide IP protection strategy in selected jurisdictions. We have filed more than 750 patent applications to date, of which more than 400 have resulted in issued patents in Russia, the USA, China and Taiwan. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom‑to‑operate analyses and patentability searches.

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

We do not own the content generated or posted by users on our websites. As with all websites that host user‑generated content, we are potentially liable for any intellectual property infringement committed by the creator of that content. If we receive a complaint from a party that user‑generated content on our websites infringes that party’s copyright or related rights, we examine the content in question. If the complaint is substantiated, we remove the content and notify the party that has posted the content (if their contact details are available). If the user evidences that the content does not violate third parties’ intellectual property rights, it is possible to recover the deleted content. In the event of any court decision in the matter, we comply with the decision.

Facilities

Our principal operating subsidiary currently leases a total of approximately 64,000 square meters in a single location in central Moscow that serves as our group’s headquarters. We also lease additional office space of about 49,000 square meters in business centers in central Moscow, of which approximately 19,000 square meters relates to the contract for office space in Moscow City business center that we signed in December 2019. We or our operating subsidiaries also lease or own office space in a number of other cities in Russia. We also lease offices in Newburyport, Massachusetts, USA; Istanbul, Turkey; Lucerne, Switzerland; Minsk, Belarus; Berlin, Germany; Schiphol, The Netherlands; Shanghai, China; Almaty, Kazakhstan; Tel Aviv, Israel, and other locations. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We have points of presence in a number of cities in Russia and elsewhere. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost‑effective manner of delivering reliable services to our users.

In December 2018, we acquired a property site at 15 Kosygina Street, Moscow, Russia for our new Moscow headquarters. The acquisition cost of the property site amounted to 9.7 billion rubles (around $145 million, based on the exchange rate as of the transaction date) exclusive of 18% VAT. We are continuing to progress in our efforts to develop this site, including obtaining required regulatory approvals.

Governance Structure

Overview

In December 2019, our shareholders approved targeted changes to Yandex’s corporate governance structure, which we refer to as the restructuring. Our Board proposed this restructuring in response to the evolving legal and regulatory environment in Russia, and designed these changes to balance the concerns of public authorities in our core market with the interests of our shareholders, employees and users.

Pursuant to this restructuring, a newly formed Public Interest Foundation now has certain limited and targeted governance rights in our group. The Public Interest Foundation was incorporated in the Oktyabrskiy special administrative region in Kaliningrad, in the Russian Federation, under a newly adopted legislative framework. The Public Interest Foundation has no shareholders, owners or beneficiaries, and is governed by the Foundation’s Board of Directors. The statutory purpose of the Public Interest Foundation, as set out in its charter, is to preserve the continuity and promote the success of Yandex. The Public Interest Foundation is not permitted by its charter to engage in any commercial activities; its operating costs will be covered by Yandex.

Priority Share

The Public Interest Foundation holds our Priority Share, which gives the Public Interest Foundation the following rights:

•

to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 10% or more, in number or by voting power, of the outstanding Class A and Class B Shares (taken together), if our Board has otherwise approved such accumulation of shares;

•

to approve a decision of our Board to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of Yandex LLC; and

•

to make binding nominations of two members of our 12-person Board, whom we refer to as the designated directors. Under Dutch law, a binding nomination will be adopted at a General Meeting of our shareholders, unless rejected by a two-thirds (2/3) majority of those voting.

Board Committees

As part of the restructuring, our Board has also reorganized its Nominating Committee and has formed a new Public Interest Committee. One designated director will sit on the Nominating Committee, and both designated directors will sit on the Public Interest Committee.

Nominating Committee

The Nominating Committee will consist of five directors and will form two subcommittees:

•

Subcommittee I will consist of one designated director, one director with a Russian passport and residency, and one other director. Subcommittee I will recommend to our Board for nomination four directors (the “Class I Directors”), who will then be subject to the approval of our Board as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The initial Class I Directors are Herman Gref, Mikhail Parakhin, Charles Ryan and Ilya Strebulaev.

•

Subcommittee II will consist of three directors who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our Board must adopt the recommendations of candidates recommended by Subcommittee II, unless our Board votes by a supermajority of ten directors (subject to adjustment for Board vacancies) to reject such recommendation.

Public Interest Committee

The Public Interest Committee will have a right of approval over certain specified matters, and will consist of three members: the Yandex CEO (currently Mr. Volozh) and both of the designated directors. Decisions of the Public Interest Committee must be unanimous. The Public Interest Committee will not review ordinary business or commercial matters; its right of approval will be limited to a defined list of the following specific matters deemed to be of public interest:

•	transactions or other transfers resulting in the granting of direct access to Russian users’ personal data owned by us and non-depersonalized big data owned by us to non-Russian persons;
•

the adoption, modification, amendment, and cancellation of the Yandex internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale/provision of such information to foreign persons);

•	entry by Yandex into any agreement which concerns Russia with a non-Russian state or an international intergovernmental organization (or its bodies and agencies); and
•

direct or indirect transfers or encumbrances of material intellectual property rights, including licensing such rights, if as a result of such license Yandex would lose the ability to use such rights in Russia.

Our Board cannot act in respect of any of these specified matters prior to receiving a recommendation from the Public Interest Committee. If the Public Interest Committee does not approve the matter referred to it, the Board will follow the decision of the Public Interest Committee, unless the Board rejects such decision by either (i) a supermajority of eight votes (subject to adjustment for Board vacancies), which must include the affirmative votes of the two designated directors; or (ii) a supermajority of eight votes (subject to adjustment for Board vacancies) (not including the affirmative votes of the two designated directors), provided that the Public Interest Foundation Board has given its approval. The Public Interest Committee will act only as a check on our Board’s actions; it cannot proactively make any decisions on behalf of the Board or require the Board to take any action.

Special Voting Interest in Yandex LLC

As an additional protection for the overall structure, the Public Interest Foundation holds a Special Voting Interest in Yandex LLC, which provides limited and defined powers that will be exercisable only in the case of what we describe as a Special Corporate Situation or a Special Situation related to a matter of national security.

Special Corporate Situations

A Special Corporate Situation is deemed to arise only in the following specific circumstances:

•	the Public Interest Committee is not formed;
•	the Public Interest Committee is dismissed by our Board;
•	a designated director is not included in the Nominating Committee;
•	a binding nomination for a designated director is rejected by the General Meeting;
•	a designated director is removed by the General Meeting without approval of the holder of the Priority Share;
•	the General Meeting appoints a candidate as a Class I Director that has not been recommended by the Nominating Committee through Subcommittee I; or
•	a decision of the Public Interest Committee is breached by Yandex LLC.

If the Foundation Board decides (acting by a specified majority) that any of the above triggers for a Special Corporate Situation has occurred, it must send a notice to Yandex, providing details of such matter. Following receipt of such notice, we may cure such matter within a defined period. If we do not cure such matter, the Public Interest Foundation will have the ability (acting by specified majority) to replace the General Director of Yandex LLC without the vote of Yandex N.V. The Public Interest Foundation will appoint an interim General Director from a pre-approved list. As soon as the situation is resolved, Yandex N.V. will remove the interim General Director and appoint a permanent General Director.

Special Situations related to a matter of national security

A Special Situation is a matter constituting an extraordinary one-off event related to matters of the national security of the Russian Federation requiring quick remedy.

If the Foundation Board decides (acting by a specified supermajority) that a Special Situation has occurred, it must send a notice to Yandex providing the details of such matter. Following receipt of such notice, we may cure such matter within a defined period. If we do not cure such matter, the Public Interest Foundation will have the ability (acting by specified majority) to replace the General Director of Yandex LLC without the vote of Yandex N.V. In interim General Director appointed under these circumstances will hold office for a limited period of time, after which Yandex N.V. will again have the right to appoint a permanent General Director.

Public Interest Foundation Board

The Public Interest Foundation is governed by a board comprising 11 directors, including members appointed by five leading Russian universities (Higher School of Economics, Moscow Institute of Physics and Technology, Moscow State University, Saint Petersburg State University and the Saint Petersburg National Research University of Information Technologies, Mechanics and Optics), and three non-governmental institutions (the Russian Union of Industrialists and Entrepreneurs (RSPP), Moscow School of Management Skolkovo and the Endowment of Moscow School #57), all of which have long histories of cooperation with Yandex. The Public Interest Foundation Board will also include three representatives of Yandex management (initially, Arkady Volozh, Tigran Khudaverdyan and Elena Bunina). The initial members of the Foundation Board are:

Elena Bunina, General Director of Yandex LLC – Executive Director of the Foundation

Elena Shmeleva (Saint Petersburg State University), Director of Educational Center “Sirius”, the Head of the Education Fund “Talent and Success” – Chairperson of the Foundation

Arkady Volozh, CEO of Yandex N.V.

Tigran Khudaverdyan, Deputy CEO of Yandex N.V.

Pavel Bezruchko (Higher School of Economics), Managing Partner of “ECOPSY Consulting”

Mikhail Kirpichnikov (Moscow State University), Dean of the Biology Faculty at MSU

Alexander Dyukov (University of Information Technologies, Mechanics and Optics), Chairman of the Board, CEO of Gazprom Neft

Sergey Ryazansky (Moscow Institute of Physics and Technology), Head of “Russian Schoolchildren's Movement”, an all-Russian public-state children and youth organization”

Alexander Shokhin (Russian Union of Industrialist and Entrepreneurs), President of Russian Union of Industrialist and Entrepreneurs

Andrey Sharonov (SKOLKOVO), President of the Moscow School of Management SKOLKOVO

Mikhail Sluch (School №57 Development Fund), Director of School №57

After Russian parties (including Russian citizens, Russian beneficially owned legal entities and the Mr. Volozh’s family trust) cease to hold cumulative voting power over at least 50% plus one vote in Yandex N.V., the number of representatives of management entitled to sit on the Foundation Board will be decreased from three to two, and the Higher School of Economics will have the right to appoint an additional member of the Foundation Board. As a result, the Foundation directors appointed by Russian universities will have the power to decide on the following matters without any additional votes by the other members of the Foundation Board:

•	selection of candidates for binding nomination as designated directors; and
•	proposals of candidates for inclusion on the list of persons who may serve as interim General Director of Yandex LLC from time to time.

Conversion Provisions of the Class B Shares

In addition, as part of the restructuring, the automatic conversion feature of the Class B Shares was amended. Previously, such shares would immediately convert into Class A Shares upon the death of the holder. To avoid this “cliff-edge” scenario, in which the voting control of our company could suddenly shift, following this amendment Class B Shares held by a family trust will not automatically convert for a period of two years after the death of the holder. Mr. Volozh has established such a trust. Mr. Volozh also agreed to enter into a two-year lock-up agreement with respect to 95% of his Class B Shares.

Government Regulation

We operate in a rapidly evolving environment of increasing regulatory complexity, reflecting a trend towards increasing scrutiny of large technology companies by policymakers, regulators and the general public in jurisdictions across the globe, including in Russia. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia and other countries where we operate which, in the event of adoption, might require us to take significant steps to modify our operating, governance or ownership structure. Due to changing interpretations of laws and regulations, we could also be subject to laws and regulations to which we are not currently subject and which could materially affect our operations. We have not summarized laws and regulations to which we do not believe we are currently subject. See also “Risk Factors – If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our group and the value of our Class A shares”.

Regulation of Sensitive Businesses in Russia

In recent years, the Russian government has adopted a series of laws aimed at regulating the technology and internet sectors generally, as described in detail below. In addition, a number of laws have been adopted that impose restrictions on foreign ownership and control of businesses in sensitive sectors of the Russian economy, including strategically important enterprises and mass media, and we are aware of various discussions about potentially imposing similar restrictions on businesses such as ours. Most significantly, legislation was proposed in the Russian State Duma in the summer of 2019 that, in its original form, would have limited non-Russian ownership of “significant” internet companies to no more than 20%. Following extensive debate, that proposal was withdrawn in late November 2019, but we can provide no assurance that similar legislation will not be proposed, and potentially adopted, in the future.

In light of this regulatory environment, our shareholders approved a restructuring of our corporate governance in December 2019. See “Governance Structure” above.

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

We seek to comply with all advertising laws and regulations. At the same time, the application of the advertising laws, in particular in relation to products or services requiring certification, licensing or approval, can be ambiguous and inconsistent. The application of these laws in an unanticipated manner, or the failure of our compliance efforts, may expose us to substantial liability as distributors of advertising and may restrict our ability to provide some of our services. Other laws or interpretations of laws, including those of foreign jurisdictions, may also restrict advertising and negatively impact our business. For example, some French courts have interpreted French trademark laws in ways that would limit the ability of competitors to advertise in connection with generic keywords. Adoption of similar interpretations by Russian or other national courts may adversely affect our business. In addition, Russian law does not specifically regulate behavioral targeting in relation to advertising, which is a standard tool widely used in online business. Any future interpretation of Russian law affecting the regulation of behavioral targeting could have a negative impact on our business.

In addition, according to publicly available information there are currently unofficial discussions of proposals related to the centralized collection of data about the auditory of online services. For now, it is difficult to predict what impact such regulation, if adopted, might have on our services.

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

The Russian Civil Code also imposes strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It might be unclear how these provisions apply to online service providers.

Russian law establishes a system for the blocking of websites that make available specific categories of illegal information related to child pornography, suicide or drug use as well as other restricted information. Current law also permits the blocking of websites for violation of data protection, copyright and related rights. The procedure for deleting such information is complex and strictly enforced and the failure to follow such procedures may lead to the blocking of the applicable website by all Russian internet service providers and telecommunication service operators.

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

Moreover, pursuant to recent legislative amendments, a website might be blocked if the published information contains disrespectful and indecent statements about the society, state, Constitution or governmental authorities. Additionally, the subjects who are accused of disseminating such statements can face administrative fines. Russian law also restricts the circulation of certain identified categories of publicly available and distributed information that may be harmful to minors. In particular, there is a requirement to take administrative and technical measures to prevent the dissemination of restricted information. In addition, the circulation of information products must be accompanied by a relevant mark identifying the age restriction category of information.

This legislation, as well any similar additional regulations, and the interpretation of such legislation and regulations, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operations”.

In February 2020, draft legislation aimed at regulating big data in Russia was introduced and remains under consideration. The wording of the legislation is very broad and ambiguous, but would create a basis for further regulation in this sphere. In particular, it states that the Government should implement control over big data processing. Currently big data processing is not specifically covered by Russian law. This legislation, if adopted, may have a far-reaching impact on our business, which is difficult to estimate at the present time.

Applicability of the Russian Law on Strategic Enterprises

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

Our Yandex.Money joint venture with Sberbank uses encryption algorithms, as permitted by the applicable licenses, for the protection of transfers performed by its customers and may be required to obtain additional licenses for their use. The requirements for the grant and maintenance of licenses for the use of encryption algorithms are very broad and unclear, leaving the regulator with significant discretion in applying and enforcing the applicable laws. See also “Risk Factors— Because the range of the services we provide is increasing and the legal framework governing the operations in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business”.

As a holder of an encryption license, our Yandex.Money joint venture is subject to the strategic enterprises law, which restricts the acquisition of voting shares or participation interests and establishment of control by foreign legal entities and individuals, as well as states, international organizations and entities controlled by them, with respect to business entities with strategic importance.

We have also recently obtained an encryption license for our Yandex.Cloud service in order to expand this business. Therefore, the restrictions imposed by the strategic enterprises law have become applicable to Yandex as a whole. In particular, a third-party non-Russian investors would be required to obtain prior approval from the competent Russian authority in some cases if it seeks to acquire more than 25% of the voting power in Yandex or seeks to enter into an agreement that would establish direct or indirect control over Yandex. Such investors would also be required to notify the competent Russian authority if it acquires more than 5% of the voting power in Yandex (which would represent more than 33.3 million Class A shares). In addition, foreign states and international organizations, or entities controlled by them are prohibited from entering into agreements to establish direct or indirect control over Yandex.

See also “Risk Factors— If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our group and the value of our Class A shares”.

Mass Media Regulation

Russian law requires certain parties that disseminate news and similar mass communications and information to be registered with the appropriate Russian governmental body, Roskomnadzor, and to comply with restrictions regarding the distributed content. The law currently permits electronic network publications (websites) to register as mass media. As registration under this amendment is voluntary, we elected not to register our online properties as mass media. See “Risk Factors — Because the range of the services we provide is increasing and the legal framework governing the operations in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.”

Since 2016, Russian law imposes a limit of no more than 20% on non-Russian ownership and control, direct or indirect, of Russian mass media. Accordingly, if our core business were to be required to register as a mass media, or if such law were otherwise amended to cover our business, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also “Risk Factors— If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our group and the value of our Class A shares”.

In addition, in March 2019 a new law came into force that imposes liability for the dissemination of “fake news” in mass media or telecommunication networks if such news items are potentially of social importance. The liability includes fines up to 1.5 million rubles (depending mainly on the consequences of such violation). It is difficult to predict how these norms will be interpreted in practice. This regulation can be applied to some of our services and, therefore, we could be held liable for the information published by third parties.

Internet Regulation

A recent draft law that partly came in force in November 2019 introduced tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, its implementation, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could reduce data transfer speeds significantly and even result in interruptions and delays of the online services in the Russian internet segment. We are not able to predict the potential impact of this regime on our services or our business.

Privacy and Personal Data Protection Regulation

We are subject to Russian and foreign laws regarding privacy and the protection of our users’ personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the adoption and interpretation of data protection laws, and their application to internet operations, are often unclear, difficult to predict and in a constant state of development. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to webpages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who may apply for the removal of search results that link to inaccurate or irrelevant information about them. In addition, in May 2018, the General Data Protection Regulation, or GDPR, came into force in the EU. We believe that we have taken all necessary steps to comply with the applicable requirements of the GDPR, although our exposure is relatively limited. Nevertheless, some provisions of the GDPR are formulated broadly and their interpretation by the competent authorities might be unpredictable. Therefore, we may fail to interpret all the requirements in accordance with the official interpretation and may be held liable for noncompliance.

Russian data protection laws provide that an individual must freely consent to the processing of her/his personal data. Such consent must be concrete, informed and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

We, like our peers, seek this consent from our users by asking them to click on a button or select a check-box in appropriate circumstances prior to commencement of the account registration process, indicating the user’s consent to our collection, use, storage and processing of personal data. Furthermore, many of our services do not require the creation of an account prior to their use and we collect only limited information in these circumstances. In particular, we place cookies and use other widespread technologies that assist us in improving user experience of our products and services and ultimately benefit both our users and advertisers through behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether our practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users’ privacy and data may result in a decrease of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

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

In 2019 several companies in our group underwent a planned inspection by the competent Russian authority (Roskomnadzor). After this inspection only a small number of insignificant violations were found, we complied with the instructions of Roskomnadzor and no further issues arose. If Roskomnadzor were in the future to determine that we had failed to comply with the applicable data protection legislation, we could experience financial penalties and reputational damage and could be restricted from providing certain types of services until we comply with the requirements.

Licenses for the Provision of Particular Services

Entities that provide certain telecommunication services for a fee are required under Russian law to obtain a “telematics” license from Roskomnadzor. In order to increase our range of services and diversify our business, we have obtained the telematics licenses necessary for the provision of certain of our services in Russia. However, we generally do not charge a fee for the online services we provide to our users and therefore believe that we are not required to hold a telematics license for provision of these services. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our online advertising revenues as a fee and determine that we are required to hold an additional telematics license for such services, which would require us to apply for and comply with the terms of any such license.

Additionally, we may in certain cases offer user services for a fee, which could require us to comply with the licensing requirements described above.

Antimonopoly Regulation

Russian law grants to the Federal Antimonopoly Service, or FAS, wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We could be considered to possess a substantial market share in the online advertising market and/or other markets in which we operate, including ride-hailing; although we are not recognized by the regulator as occupying a dominant position in any market. However, we understand that the regulator from time to time focuses on internet services, could in the future recognize online advertising as a separate market and could identify dominant players and impose conduct limitations and other restrictions.

In addition, the “fifth antimonopoly package” developed by FAS is currently under consideration, which would introduce amendments to the existing antimonopoly legislation in the sphere of digital markets and IP. The new legislation aims to facilitate the review of cases in this sphere. In particular, the document specifies new triggers for determining the dominant position of a digital transactional platform. Therefore, this legislation, if adopted, may have a far-reaching impact on our business, which is difficult to estimate at the present time.

Taxation Regulation

Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not fully developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code’s provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change. See “Risk Factors — Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Overview

We are one of the largest European internet companies and the leading search provider in Russia. Our principal constituencies are:

•

Users.  We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect, arrange transportation, access entertainment and shop over the internet.

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

Online advertising revenues accounted for 93.0%, 80.4% and 69.4% of our total revenues in 2017, 2018 and 2019, respectively. Our online advertising revenues consist of fees charged to advertisers for serving online ads on our websites and those of our partners in the Yandex ad network. We place the significant majority of our performance‑based ads through Yandex.Direct. We sell approximately half of our performance-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost‑per‑click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers’ ads. Our brand advertising is generally sold on a cost‑per‑thousand (CPM) impressions basis. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. We recognize our online advertising revenues net of value added tax and sales commissions and bonuses. In Russia, the VAT rate was 18% in 2018 and increased to 20% as of January 1, 2019. Although the largest part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising is sold through media agencies. We recognize revenues from those advertising sales net of the commissions and bonuses paid to these agencies.

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No individual advertiser accounted for more than 1.1% of our total revenues in 2017, 2018 or 2019. On a geographical basis, we generated more than 92% of our total revenues in each of 2017, 2018 and 2019 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational corporations.

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

Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. In 2017, 2018 and 2019, none of our ad network partners accounted for more than 8% of our total revenues. In 2019, Mail.ru Group continued to be our most significant ad network partner.

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

Segments

During 2019, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are now organized in the following operating segments:

•

Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

•

Taxi (including our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and other countries), FoodTech business (including Yandex.Eats, Yandex.Chef and Yandex.Lavka, a hyper local convenience store delivery service) and our Self-Driving Cars (“SDC”) division);

•	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs);
•	Media Services (including KinoPoisk, Yandex Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus);
•	Other Bets and Experiments, where we aim to prove new business models. These include Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education; and
•

E-commerce (Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia. Following the completion of the joint venture, we have deconsolidated Yandex.Market and now treat it as an equity investee under the equity method accounting).

In addition to the described changes, we changed the approach to intersegment revenue recognition in relation to Zen and approach to intersegment allocation related to office rent expenses and administrative support services of our business units. Now we recognize payments of Zen to Yandex.Browser, Yandex Homepage and Yandex Search app as traffic acquisition costs rather than revenue elimination. Now we net office rent expenses and administrative support services expenses within Search and Portal segment at operating costs level as opposed to treating business units share of rent expenses as intersegment revenue of Search and Portal. These changes insure consistency with internal reporting.

Key Trends Impacting Our Results of Operations

Although the Russian economy has stabilized over the past three years, our results of operations have been impacted in recent periods by lower rates of GDP growth in Russia, which has negatively affected our rate of revenue growth. In 2019 the growth of the Russian economy weakened, reflecting a broad-based slowdown in industrial activity and global trade. The COVID-19 pandemic is adversely affecting the global and Russian economies. In addition to the impact of the current macroeconomic environment, the trends described below are key drivers of our results of operations.

Our business and revenues have grown rapidly since inception, and the effectiveness of performance‑based advertising as a medium has contributed to the rapid growth of our business. Advertising spending continues to shift from offline to online as the internet evolves, and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, particularly on mobile devices, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases. We do not expect the rate of online advertising revenues growth in 2020 to be higher than in 2019.

Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our online advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. The percentage of our online advertising revenues derived from the Yandex ad network decreased from 25.5% in 2017 to 23.4% in 2018 and to 20.9% in 2019.

Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile devices, including smartphones and tablets, is growing more quickly than desktop queries. Queries from mobile devices represented 57.5% of our total search queries and 49.3% of our search revenues in Q4 2019. To date, growth in mobile usage has not had a material impact on our pricing and revenues. However, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future due to the ongoing transition to mobile platforms and related distribution TAC.

Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures increased from RUB 12,389 million in 2017 to RUB 28,323 million in 2018, with a decrease to RUB 20,543 million in 2019. We spent approximately 60% of our total capital expenditures in 2019 on servers and data center expansion to support growth in our current operations. Our depreciation and amortization expense decreased as a percentage of revenues from 11.9% in 2017 to 9.5% in 2018, and to 8.4% in 2019. We currently expect our capital expenditures in 2020 to be on par with 2019 as a percentage of revenues, excluding the effect of our new headquarters construction. However, if we decide to undertake any new capital projects, our capital expenditures may increase as a percentage of our revenues in 2020.

To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2017, 2018 and 2019 on advertising and marketing than we have spent historically, in absolute terms. A significant portion of our advertising and marketing expense in 2018 and 2019 relates to our efforts to promote our Yandex.Taxi and our Search services, as well as Classifieds and Media Services, and to support our brand in Russia and the other markets in which we operate. We expect to continue to invest in advertising and marketing. We currently expect our overall advertising and marketing costs in 2020 to remain roughly stable as a percentage of revenues in comparison to 2019 due to continuing investment to promote our services. This spending will not significantly impact our operating margin rate.

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

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 2.5% and 4.3% in 2017 and 2018, respectively, and by 3.0% in 2019. We can provide no assurance that the annual rate of inflation will not increase significantly in 2020. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble‑denominated assets, such as cash and cash equivalents.

Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Recent Acquisitions

Shkulev

In June 2017, we completed the acquisition of assets and assumption of liabilities of Hearst Shkulev Digital LLC (“Shkulev”), one of the biggest regional auto classifieds with the leading position in Sverdlovsk and Chelyabinsk regions of the Russian Federation, for cash consideration of RUB 401 million, including contingent consideration of RUB 52 million, subject to successful technical integration and client base transition. As of December 31, 2019, the total amount of contingent consideration was paid.

FoodFox

In December 2017, we completed the acquisition of a 100% ownership interest in Deloam Management Limited and its subsidiary (“FoodFox”), one of the leading food delivery operators in Moscow. The primary purpose of the acquisition of FoodFox was to enlarge the range of services we provided. The fair value of consideration transferred totaled RUB 595 million and consisted of cash consideration of RUB 541 million and deferred consideration of RUB 54 million. The deferred consideration arrangement requires us to pay the additional cash consideration to FoodFox’s former shareholders and convertible debt holders, when certain legal conditions are being met within a four-year period following the acquisition date. No deferred consideration has been paid to date.

Other Acquisition in 2017

During the year ended December 31, 2017, we completed another acquisition for total consideration of approximately RUB 66 million.

Uber

In February 2018, we and Uber International C.V. ( “Uber”), a subsidiary of Uber Technologies Inc.,  completed the combination of Yandex.Taxi Holding B.V. with several Uber legal entities into MLU B.V., a Dutch private limited liability company. We and Uber each contributed our legal entities operating our ride-hailing and food delivery businesses in Russia, Azerbaijan, Armenia, Belarus,Georgia, Kazakhstan, Kyrgyzstan and Moldova and $100.0 million (RUB 5,722 million as of the date of acquisition) and $225.0 million (RUB 12,874 million as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination. A further description of the acquisition and its accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

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

TheQuestion

In March 2019, we completed the acquisition of assets and assumption of liabilities of Znanie Company Limited (Cyprus) and its two subsidiaries, Znanie Development Company Limited (Cyprus) and Znanie LLC (Russia) (“TheQuestion”). TheQuestion is an internet-based question-and-answer social network. The primary purpose of the acquisition of TheQuestion was to enlarge the database of answers to specific search queries and to enhance the quality of search results provided by Yandex’s Search portal. The fair value of consideration transferred totaled RUB 384 million, including cash consideration of RUB 351 million and deferred consideration of RUB 33 million. The deferred consideration arrangement requires us to pay the additional cash consideration to the former investors within four-year period. No additional consideration has been paid to date.

A further description of the acquisitions and their accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

Formation of Yandex.Market joint venture in 2018

Yandex.Market

On April 27, 2018, we and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000 million (approximately $500 million as of signing of the Subscription Agreement). Since that date, we and Sberbank each hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. We retained a noncontrolling interest and significant influence over Yandex.Market's business. Accordingly, Yandex.Market's results of operations before the transaction are classified within continuing operations.

A further description of the acquisitions, the joint venture formation and their accounting implications can be found in Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2017*	2018*	2019
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	25.5	28.1	31.8
Product development	20.0	17.7	16.7
Sales, general and administrative	28.9	28.4	28.6
Depreciation and amortization	11.9	9.5	8.4
Goodwill impairment	—	—	0.4
Total operating costs and expenses	86.3	83.7	85.9
Income from operations	13.7	16.3	14.1
Interest income	3.1	2.6	1.9
Interest expense	(1.0)	(0.6)	(0.1)
Effect of Yandex.Market deconsolidation	—	22.1	—
Income/(loss) from equity method investments	0.4	(0.2)	(2.2)
Other (loss)/income, net	(1.2)	0.9	(0.7)
Income before income tax expense	15.0	41.1	13.0
Income tax expense	5.3	6.4	6.6
Net income	9.7%	34.7%	6.4%

* Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases. Prior periods have been adjusted accordingly.

Our consolidated income from operations increased from 13.7% in 2017 to 16.3% in 2018 and decreased to 14.1% in 2019. The lower margin in 2019 compared with 2018 was primarily due to an increase as a percentage of our total revenues of costs related to our experiments and low-profit segments, as well as costs related to Yandex.Drive and Media Services, which were partially offset by a decrease as a percentage of our total revenues in depreciation and amortization expenses. The increase in 2018 compared with 2017 was primarily due to a decrease as a percentage of our total revenues in depreciation and amortization expenses reflecting expiration of useful lives of part of our equipment and intangible assets. The other factor was a decrease as percentage of our total revenues in advertising and marketing expenses.

We expect our operating margin to decrease as a percentage of revenues in the near term as a result of the increasing contribution of our business units as a percentage of total revenues, given that their operating margins are lower than those of our core business, as well as due to investments in new initiatives in Search and Portal.

The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB)
Revenues
Search and Portal	82,399	101,021	121,834
Taxi	4,891	19,213	38,045
Classifieds	2,060	3,717	5,390
Media Services	1,187	1,909	3,867
Other Bets and Experiments	1,844	5,625	15,082
E‑commerce	4,968	1,697	—
Eliminations	(3,295)	(5,525)	(8,827)
Total revenues	94,054	127,657	175,391
Adjusted operating costs and expenses
Search and Portal	54,214	62,577	76,418
Taxi	12,900	23,743	37,503
Classifieds	1,986	3,922	5,093
Media Services	1,694	2,754	6,126
Other Bets and Experiments	5,122	9,771	21,663
E‑commerce	3,412	1,970	—
Eliminations	(3,295)	(5,525)	(8,827)
Total adjusted operating costs and expenses	76,033	99,212	137,976
Adjusted operating income
Search and Portal	28,185	38,444	45,416
Taxi	(8,009)	(4,530)	542
Classifieds	74	(205)	297
Media Services	(507)	(845)	(2,259)
Other Bets and Experiments	(3,278)	(4,146)	(6,581)
E‑commerce	1,556	(273)	—
Eliminations	—	—	—
Total adjusted operating income	18,021	28,445	37,415

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising, brand royalties and server costs. Adjusted operating costs and expenses of reportable segments exclude share‑based compensation expense, amortization of acquisition‑related intangible assets, goodwill impairment and compensation expense related to contingent consideration, as well as the one-off loss in 2017 related to the suspension of our business in Ukraine and restructuring costs.

For the reconciliation between total adjusted operating income and net income see Note 17 — “Information about segments, revenues & geographic areas” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2017		2018		2019
	RUB	% of Revenues	RUB	% of Revenues	RUB	% of Revenues
	(in millions of RUB, except percentages)
Online advertising revenues(1):
Yandex websites	65,149	69.3%	78,696	61.6%	96,258	54.9%
Yandex ad network websites	22,251	23.7	24,041	18.8	25,480	14.5
Total online advertising revenues	87,400	93.0	102,737	80.4	121,738	69.4
Revenues related to Taxi segment	4,891	5.2	19,213	15.1	37,931	21.6
Other revenues	1,763	1.8	5,707	4.5	15,722	9.0
Total revenues	94,054	100.0%	127,657	100.0%	175,391	100.0%

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

Online advertising revenues.  Total online advertising revenues increased by RUB 19,001 million, or 18.5%, from 2018 to 2019 and by RUB 15,337 million, or 17.5%, from 2017 to 2018. Our total online advertising revenues excluding Yandex.Market increased by RUB 20,606 million, or 20.4%, from RUB 101,132 million in 2018 to RUB 121,738 million in 2019, and increased by RUB 18,516 million, or 22.4%, from RUB 82,616 million in 2017 to RUB 101,132 million in 2018. Online advertising revenue growth over the periods under review resulted primarily from growth in sales of performance based online ads, driven by an increase in the number of paid clicks and an increase in average cost per click paid by our advertisers. We currently do not expect the rate of online advertising revenues growth in 2020 to be higher than in 2019.

Paid clicks on our own websites together with those of our Yandex ad network partners increased 17% from 2018 to 2019 and 10% from 2017 to 2018. The average cost per click on our own websites together with those of our partners in the Yandex ad network increased 1% from 2018 to 2019 and 7% from 2017 to 2018.

During the periods under review, the year‑over‑year rates of change in paid clicks and average cost‑per‑click on a quarterly basis were as follows:

	Year-over-year	Year-over-year
	growth in paid	growth in
Quarter	clicks, %	cost-per-click, %
First Quarter 2017	12	10
Second Quarter 2017	10	9
Third Quarter 2017	6	12
Fourth Quarter 2017	10	9
First Quarter 2018	7	8
Second Quarter 2018	10	6
Third Quarter 2018	13	5
Fourth Quarter 2018	10	7
First Quarter 2019	11	7
Second Quarter 2019	17	2
Third Quarter 2019	22	(2)
Fourth Quarter 2019	20	(3)

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

Revenues of Yandex.Taxi.  Revenues of Yandex.Taxi mainly represent commissions for providing ride-hailing services related to our Yandex.Taxi and Uber services and commissions for food delivery services. For ride-hailing services provided to individual transportation services users, we are not a principal and report only Yandex.Taxi’s commission fees as revenue. For services provided to corporate transportation services clients we act as the principal and revenue and related costs are recorded gross. For food delivery services provided to individual service users, we are not a principal and report only Yandex.Eats’s commission fees as revenue. The increases of Yandex.Taxi revenues in both 2019 and 2018 are due to robust growth in the number of rides across our territories driven by aggressive investments in our existing markets as well as in geographical expansion and the effect of the business combination with Uber.

Other revenues.  Other revenues principally represent our revenue from Yandex.Drive, our car-sharing service, and revenues from Media Services. Other revenues increased by RUB 10,015 million or 175.5%, from 2018 to 2019 and by RUB 3,944 million, or 223.7%, from 2017 to 2018.

Revenues by reportable segment.  Our revenues attributable to the Search and Portal segment increased by RUB 20,813 million, or 20.6%, from 2018 to 2019 and by RUB 18,622 million, or 22.6%, from 2017 to 2018. The growth in this segment’s revenues is in line with the growth in our overall online advertising revenues. Search and Portal revenues accounted for approximately 69.5% of total revenues in 2019, compared with 79.1% in 2018 and 87.6% in 2017.

Our revenues attributable to the Taxi segment increased by RUB 18,832 million, or 98.0%, from 2018 to 2019 and by RUB 14,322 million, or 292.8%, from 2017 to 2018. Taxi revenues accounted for approximately 21.7% of total revenues in 2019, compared with 15.1% in 2018 and 5.2% in 2017. The increase of this segment’s share of total revenues in 2018 and 2019 is primarily due to growth of our ride-hailing business driven by an increase in the number of rides, solid performance of our corporate Taxi business, which we recognize on a gross basis, as well as the growing contribution of our food tech services.

Our revenues attributable to the Classifieds segment increased by RUB 1,673 million, or 45.0%, from 2018 to 2019 and by RUB 1,657 million, or 80.4%, from 2017 to 2018. Classifieds revenues accounted for approximately 3.1% of total revenues in 2019, compared with 2.9% in 2018 and 2.2% in 2017. The increase of this segment’s share of total revenues in 2019 compared to 2018 and in 2018 compared to 2017 is primarily due to rapid growth in its mature markets as well as in the regions, supported by our increased marketing spend in Classifieds in 2018 and 2019, and also due to M&A deals in 2017.

Our revenues attributable to the Media Services segment increased by RUB 1,958 million, or 102.6%, from 2018 to 2019 and by RUB 722 million, or 60.8%, from 2017 to 2018. Media Services revenues accounted for approximately 2.2% of total revenues in 2019, compared with 1.5% in 2018 and 1.3% in 2017. The increase of this segment’s share of total revenues in 2018 and 2019 is primarily due to growth in the number of subscriptions to Yandex Music service, KinoPoisk and tickets commission revenues.

Our revenues attributable to the Other Bets and Experiments category increased by RUB 9,457 million, or 168.1%, from 2018 to 2019 and by RUB 3,781 million, or 205.0%, from 2017 to 2018. Other Bets and Experiments revenues were primarily related to Yandex.Drive, Zen and Geolocation Services and increased to approximately 8.6% of total revenues in 2019, compared with 4.4% in 2018 and 2.0% in 2017, respectively.

Our revenues attributable to the E‑commerce segment decreased by RUB 1,697 million, or 100.0%, from 2018 to 2019 and by RUB 3,271 million, or 65.8%, from 2017 to 2018 due to effect of deconsolidation of Yandex.Market in April 2018. E‑commerce revenues were zero in 2019 and accounted for approximately 1.3% of total revenues in 2018, compared with 5.3% in 2017.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses, depreciation and amortization expense and goodwill impairment. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms and as a percentage of revenues in the near term; see “—Key Trends Impacting Our Results of Operations”.

Cost of revenues.  Cost of revenues consists primarily of traffic acquisition costs, and the costs related to the Taxi segment and Yandex.Drive.

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

The agreements with our distribution partners provide for payment of fees to them on a non‑refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 18% of our distribution costs in 2019, and 23% and 18% in 2017 and 2018, respectively. The Opera agreement also provides for a 12‑month “revenue tail” period should that agreement be terminated.

Cost of revenues related to the Taxi segment primarily consist of cost of corporate taxi services represented by amounts paid to taxi partners for providing services to corporate clients and various outsourced services associated with direct operations (for example, dispatch control, call center services, testing of software security, and logistics costs for the food delivery business).

Cost of revenues related to Yandex.Drive consists of costs of leasing cars, gasoline costs and outsourced services such as insurance, maintenance and other services.

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

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	12,907	14,785	15,702
Traffic acquisition costs related to distribution partners	4,438	5,713	7,622
Total traffic acquisition costs	17,345	20,498	23,324
as a percentage of revenues	18.4%	16.1%	13.3%
Costs related to Taxi segment:	1,259	5,838	12,135
as a percentage of revenues	1.3%	4.6%	6.9%
Other cost of revenues	5,348	9,557	20,329
as a percentage of revenues	5.7%	7.5%	11.6%
Total cost of revenues	23,952	35,893	55,788
as a percentage of revenues	25.5%	28.1%	31.8%

Cost of revenues increased by RUB 19,895 million, or 55.4%, from 2018 to 2019, primarily due to a RUB 10,772 million increase in other cost of revenue, which is mainly related to an increase in Yandex.Drive costs (principally for car leasing), as well as due to a RUB 6,297 million increase in Yandex.Taxi costs (principally cost of corporate taxi services and logistics) and to a RUB 2,826 million increase in traffic acquisition costs.

Cost of revenues increased by RUB 11,941 million, or 49.9%, from 2017 to 2018, primarily due to an increase of RUB 4,579 million in Yandex.Taxi costs and RUB 3,153 million increase in traffic acquisition costs.

The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUB 917 million from 2018 to 2019 and by RUB 1,878 million from 2017 to 2018, representing our Yandex ad network partners’ share in the increased amount of Yandex ad network revenue for the period, which increased by RUB 1,439 million from 2018 to 2019 and by RUB 1,790 million from 2017 to 2018. Our network partner traffic acquisition costs as a percentage of network partner revenues increased to 61.6% in 2019 compared with 61.5% in 2018 and 58.0% in 2017. In addition, the amounts paid to our distribution partners increased by RUB 1,909 million from 2018 to 2019 and by RUB 1,275 million from 2017 to 2018 due to growth in our existing distribution relationships, as well as the additions of new distribution partners. As a percentage of total revenues, traffic acquisition costs decreased from 18.4% in 2017 to 16.1% in 2018 and to 13.3% in 2019, as a result of lower rate of partner revenue growth.

Costs related to the Taxi segment increased by RUB 6,297 million, or 107.9%, from 2018 to 2019, and by RUB 4,579 million, or 363.7%, from 2017 to 2018, primarily due to the expansion of our corporate ride-hailing business, where revenues and related costs are recorded on a gross basis, and Yandex.Eats’ logistics services.

Other cost of revenues increased by RUB 10,772 million, or 112.7%, from 2018 to 2019, and by RUB 4,209 million, or 78.7%, from 2017 to 2018, primarily due to increases in Yandex.Drive costs of RUB 6,507 million and RUB 1,914 million, respectively. Other factors driving increases in these years include the increase of expenses in our Media Services business due to growing transactions in Yandex Music and content acquisition costs in KinoPoisk, as well as costs of sales of our IoT devices and remuneration paid to Zen publishers.

We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in Yandex.Drive direct expenses, IoT devices production and logistics costs, and Yandex.Eats logistics services, as well as content and data center costs, and will continue to increase as a percentage of revenues in the near term, but will stabilize as a percentage of related segment revenues.

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

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Product development expenses	18,866	22,579	29,209
as a percentage of revenues	20.0%	17.7%	16.7%

Product development expenses increased by RUB 6,630 million, or 29.4%, from 2018 to 2019, and by RUB 3,713 million, or 19.7%, from 2017 to 2018. These increases were primarily due to increases in headcount and salaries  in 2019 and 2018, as well as increases in share-based compensation expense. Development personnel headcount increased from 4,290 as of December 31, 2017 to 4,582 as of December 31, 2018, and to 5,784 as of December 31, 2019. As a percentage of revenues, product development expenses slightly decreased by one percentage point from 2018 to 2019, and decreased by 2.3 percentage points from 2017 to 2018, primarily reflecting the slower growth in headcount  in 2018.

We anticipate that product development expenses will increase in absolute terms but will not change materially as a percentage of revenues in 2020.

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

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	27,155	36,206	50,155
as a percentage of revenues	28.9%	28.4%	28.6%

Sales, general and administrative expenses increased by RUB 13,949 million, or 38.5%, from 2018 to 2019 and by RUB 9,051 million, or 33.3%, from 2017 to 2018. The increase in 2019 compared to 2018 was primarily due to an increase in personnel expenses by RUB 3,727 million which resulted from headcount and salary increases in 2018 and 2019. Personnel expenses increased by RUB 2,947 million in 2018 compared to 2017, primarily as a result of a headcount increase.

Additional factors contributing to the overall increase from 2018 to 2019 were increases in advertising and marketing expenses, mainly in Russia, by RUB 2,977 million, increases of RUB 1,627 million in bank and payment systems commissions mainly related to Yandex.Taxi, RUB 1,625 million in other professional and outsourced services, RUB 1,346 million in share-based compensation expense, RUB 737 million in recruiting and training services and business travel expenses, RUB 557 million in office rent and utilities expenses due to additional rent agreements, and RUB 427 million in office expenses.

Additional factors contributing to the overall increase from 2017 to 2018 were increases in advertising and marketing expenses, mainly in Russia, by RUB 2,318 million; increases of RUB 1,631 million in bank and payment systems commission expenses mainly related to Yandex.Taxi; RUB 1,028 million in other professional and outsourced services; RUB 556 million in office rent and utilities expenses due to additional rent agreements; RUB 519 million in recruiting and training services and business travel expenses; RUB 384 million in share‑based compensation expense and RUB 376 million in office expenses. These increases were partially compensated by a decrease of RUB 404 million in certain provisions related to Ukraine that we provided for in 2017 following the imposition of sanctions in May 2017, and by RUB 354 million of certain allowances we provided for in 2018 compared to 2017 due to VAT provision accrued in 2017 related to the results of prior years' tax audits.

We anticipate that our sales, general and administrative expenses in 2020 will continue to increase in absolute terms in comparison to 2019, as we continue to invest in the promotion of our products and services.

Depreciation and amortization.  Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	11,239	12,137	14,777
as a percentage of revenues	11.9%	9.5%	8.4%

Depreciation and amortization expense increased by RUB 2,640 million, or 21.8%, from 2018 to 2019 and by RUB 898 million, or 8.0%, from 2017 to 2018. The increases in absolute terms for 2019 as compared to 2018 and for 2018 as compared to 2017 were primarily due to RUB 1,253 million and RUB 328 million increases, respectively, in depreciation expense related to server and network equipment and infrastructure systems; RUB 367 million and RUB 177 million increases, respectively, in office furniture and equipment; RUB 393 million and RUB 48 million increases, respectively, in depreciation expense related to Yandex.Drive’s car-sharing fleet and RUB 309 million and RUB 196 million increases, respectively, in amortization expense related to technologies and licenses. The increases in depreciation and amortization expense in 2018 and 2019 were primarily the result of our investments in servers and data center equipment and expansion of Yandex.Drive’s car-sharing fleet, as well as by costs related to purchases of office equipment.

We have both operating and finance leases in Yandex.Drive. According to the ASC 842 rules, we divide lease payments under finance leases into the interest and amortization components and recognize the latter under D&A expense. In addition, we depreciate the cost of certain equipment that we install on Yandex.Drive’s cars, such as infotaintment systems and telematics. We anticipate that depreciation and amortization expense will increase in absolute terms as we continue to invest in our technology infrastructure and in business acquisitions, and slightly decrease as a percentage of revenues in the near term. Any depreciation of the Russian ruble may also result in a material increase in our capital expenditures and respective depreciation and amortization.

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

The following table presents our aggregate share‑based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Share‑based compensation expense	4,193	6,552	9,855
as a percentage of revenues	4.5%	5.1%	5.6%

Share‑based compensation expense increased by RUB 3,303 million, or 50.4%, from 2018 to 2019, because of new equity‑based awards to new and existing employees granted in 2018 and 2019.

Share‑based compensation expense increased by RUB 2,359 million, or 56.3%, from 2017 to 2018, because of new equity‑based awards to new and existing employees granted in 2017 and 2018.

The share based compensation expense for 2018 and 2019 includes RUB 564 million and RUB 355 million, respectively, related to Business Unit Equity Awards as described in Note 16 to our consolidated financial statements.

We anticipate that share‑based compensation expense will increase in absolute terms in the near term because of new equity‑based awards to new and existing employees.

Goodwill impairment. The goodwill impairment recorded in 2019 of RUB 762 million relates to Food Party and was a result of our annual goodwill impairment test. The impairment is the full amount of goodwill recognized at the Food Party acquisition date and allocated to the Taxi segment. The goodwill impairment is the result of the absence of expected synergies from the integration of the Food Party business model with the existing operations of our other businesses or technologies, resulting in a change of business model of Food Party. Fair value of the Food Party is considered to be equal to the carrying amount of the Food Party's net assets as of December 31, 2019.

Adjusted operating costs and expenses by reportable segments. Our adjusted operating costs and expenses attributable to the Search and Portal segment increased by RUB 13,841 million, or 22.1%, from 2018 to 2019 and by RUB 8,363 million, or 15.4%, from 2017 to 2018. These increases were primarily due to increases in personnel expenses and allocable office rent and utilities and traffic acquisition costs both in 2019 and 2018, as well as other costs of revenues mainly related to devices and depreciation and amortization expense in 2019 and advertising and marketing expenses in 2018.

Our adjusted operating costs and expenses attributable to the Taxi segment increased by RUB 13,760 million, or 58.0%, from 2018 to 2019 and by RUB 10,843 million, or 84.1%, from 2017 to 2018. The primary factor contributing to the overall increase both in 2019 and 2018 was the growth of our Yandex.Eats and corporate ride-hailing businesses (with growth in expenses in line with revenue growth), as well as investments in autonomous vehicles as we expanded our AV fleet.  The other factors are increases in personnel expenses and allocable office rent and utilities resulting from growth in headcount over the periods as we continue to invest in the development of the service. We anticipate that advertising and marketing expenses of the Taxi segment will increase in absolute terms but decrease as a percentage of revenues.

Our adjusted operating costs and expenses attributable to the Classifieds segment increased by RUB 1,171 million, or 29.9%, from 2018 to 2019 and by RUB 1,936 million, or 97.5%, from 2017 to 2018. These increases were primarily due to increases in advertising and marketing investments in both 2019 and 2018 as we continued to invest in the development of the service, as well as an increase in cost of vehicles purchased and resold in 2018 compared with 2017.

Our adjusted operating costs and expenses attributable to the Media Services segment increased by RUB 3,372 million, or 122.4%, from 2018 to 2019 and by RUB 1,060 million, or 62.6% from 2017 to 2018. These increases are mainly due to increases of content acquisition costs and advertising and marketing expenses, as well as increases of personnel expenses in both 2018 and 2019.

Our adjusted operating costs and expenses attributable to the Other Bets and Experiments category increased by RUB 11,892 million, or 121.7%, from 2018 to 2019, and increased by RUB 4,649 million, or 90.8%, from 2017 to 2018. The increase in both 2019 and 2018 was primarily due to rapid growth of Yandex.Drive and continued investment in Zen and Geolocation Services, as well as Yandex.Cloud, launched in 2018.

Our adjusted operating costs and expenses attributable to the E‑commerce segment decreased by RUB 1,970 million, or 100.0%, from 2018 to 2019 and by RUB 1,442 million, or 42.3%, from 2017 to 2018. The decreases both in 2018 and 2019 were mainly due to deconsolidation of Yandex.Market in April 2018.

Interest Income

Interest income remained stable at RUB 3,382 million in 2018 and RUB 3,315 million in 2019. Interest income increased from RUB 2,909 million in 2017 to RUB 3,382 million in 2018 principally as a result of an increase of average amounts of our deposits during the year and an increase of average interest rates of our RUB and USD-nominated investments.

Interest Expense

Interest expense decreased  from RUB 945 million in 2018 to RUB 74 million in 2019 mostly due to a decrease of amortization of debt discount related to our convertible notes which matured in Q4 2018 by 728 RUB million. Interest expense increased from RUB 897 million in 2017 to RUB 945 million in 2018 mostly due to an increase of amortization of debt discount related to our convertible notes by RUB 44 million.

Effect of Yandex.Market deconsolidation

On April 27, 2018, we deconsolidated Yandex.Market from our consolidated financial results and accounted for this investment under the equity method within investments in non-marketable equity securities on the consolidated balance sheets, initially at fair value of RUB 29,985 million. This resulted in a gain on the deconsolidation in the amount of RUB 28,244 million. Starting April 27, 2018, we record our share of Yandex.Market’s financial results within the income/(loss) from equity method investments line in the consolidated statements of income.

Other (Loss)/Income, net

Our other (loss)/income, net primarily consists of foreign exchange losses and gains generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non‑operating gains and losses, including gains from the sale of equity securities and loss from repurchases of convertible notes.

The following table presents the components of our other (loss)/income, net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Foreign exchange (losses)/gains	(1,075)	1,169	(1,294)
Gain from sale of equity securities	33	—	—
Loss from repurchases of convertible debt	(6)	—	—
Other	(62)	(39)	94
Total other (loss)/income, net	(1,110)	1,130	(1,200)
Total other income (loss)/income, net, as a percentage of revenues	(1.2)%	0.9%	(0.7)%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statements of income. In 2019 because of the material appreciation of the ruble, we recorded foreign exchange losses of RUB 1,304 million in our Russian subsidiaries as other loss, net, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. In 2018 we recognized foreign exchange gain in our Russian subsidiaries in the amount of RUB 1,136 million due to depreciation of the Russian ruble against the U.S. dollar. In 2017 we recognized foreign exchange losses in our Russian subsidiaries in the amount of RUB 974 million due to appreciation of the Russian ruble against the U.S. dollar. Although the U.S. dollar values of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

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

Items recognized as “Other” in “Other (loss)/income, net” include changes in the fair value of derivative instruments and other non‑operating gains and losses.

Income Tax Expense

The following table presents our income tax expense and effective tax rate for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB,
	except percentages)
Income tax expense	5,016	8,201	11,656
Effective tax rate	35.6%	15.6%	51.0%

Our income tax expense increased by RUB 3,455 million from 2018 to 2019 and increased by RUB 3,185 million from 2017 to 2018, primarily as a result of increases in taxable income.

Our effective tax rate increased by 35.4 percentage points from 2018 to 2019. Our effective tax rate was higher in 2019 than in 2018 primarily due to the lower taxable base in 2018 following the effect of Yandex.Market deconsolidation which is non-taxable, an increase in stock-based compensation and certain losses from the share of Yandex.Market’s financial results which are non-deductible, as well as goodwill impairment and certain tax provisions recognized. Adjusted for these effects, our effective tax rate would have been 29.8% and 26.6% in 2019 and 2018, respectively. The increase in the adjusted effective tax rate was primarily driven by certain additional valuation allowances provided in 2019.

Our effective tax rate decreased by 20.0 percentage points from 2017 to 2018. Our effective tax rate was lower in 2018 than in 2017 primarily due to the effect of Yandex.Market deconsolidation which is non-taxable, as well as due to certain provisions related to the results of prior years' tax audits recognized in 2017 and reversed in 2018, partly offset by an increase in share‑based compensation expense, which is non‑deductible. Adjusted for these effects, our effective tax rate would have been 26.6% and 24.1% in 2018 and 2017, respectively. The increase in the adjusted effective tax rate was primarily driven by certain deferred tax asset valuation allowances provided in 2018 on operations of Uber and Food Delivery businesses acquired in 2018 and late 2017.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our income tax expense.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 11 of our audited consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources

As of December 31, 2019, we had RUB 88,306 million ($1,120.0 million) in cash, cash equivalents and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less. We keep a sufficiently balanced currency basket depending on expected expenses in currencies different from the Russian ruble and aiming at foreign exchange risks mitigation. The certain currency split between the Russian ruble and the U.S. dollar is flexible and is subject to regular modification by management upon market conditions. We maintain our U.S. dollar‑denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar‑denominated holdings as of December 31, 2019 accounted for approximately 71.1% of our cash, cash equivalents and term deposits.

 The net proceeds to us in December 2013 and January 2014 from the sale of our 1.125% convertible senior notes due December 15, 2018, were approximately $683.1 million. From time to time, we repurchased and retired outstanding notes. During 2017, we repurchased and retired an aggregate of $12.0 million principal amount of the outstanding notes for $11.6 million. During 2018, we did not repurchase outstanding notes before the due date. In December 2018, the notes matured and we repaid in full the remaining amount of outstanding principal in respect of the notes in the face amount of $321.3 million when such amounts came due. As of December 31, 2018 and December 31, 2019 no notes remained outstanding.

The net proceeds from convertible notes were received by our parent company, a Dutch holding company that generates no operating cash flow itself.

Other than the proceeds from our convertible note offering, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, etc.), deferred taxes and differences arising from the capitalization and depreciation of property and equipment and amortization of intangible assets. In addition, these dividends cannot result in negative net assets in our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2019 was approximately RUB 99,431 million ($1,261.0 million).

We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. We also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of our principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2019, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 83,531 million ($1,059.4 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 4,177 million ($53.0 million). See “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands‑Russia tax treaty.”

As of December 31, 2019, we had no outstanding indebtedness. We do not currently use any line of credit or other similar source of liquidity.

On March 3, 2020, we issued $1,250.0 million principal amount (RUB 82,909 million as of the issue date) 0.75% convertible notes due 2025, for net proceeds of $1,237.0 million (RUB 82,050 million as of the issue date).

Cash Flows

In summary, our cash flows were:

	Year ended December 31,
	2017	2018	2019
	(in millions of RUB)
Net cash provided by operating activities	23,772	28,212	44,379
Net cash (used in)/provided by investing activities	(7,788)	25,959	(49,136)
Net cash used in financing activities	(587)	(32,804)	(2,394)
Effect of exchange rate changes on cash	(976)	4,288	(5,282)

Cash provided by operating activities.  Cash provided by operating activities consists of net income adjusted for non‑cash items, including depreciation and amortization expense, operating lease right-of-use (ROU) assets amortization, amortization of debt discount and issuance costs, share‑based compensation expense, deferred income taxes, foreign exchange gains and losses, effect of deconsolidation of Yandex.Market, goodwill impairment, amortization of content assets, income/losses from equity method investments, and the effect of changes in working capital.

Cash provided by operating activities increased by RUB 16,167 million from 2018 to 2019. This increase was primarily due to an increase of RUB 16,556 million in net cash from operations before changes in working capital, slightly offset by a decrease in cash provided by changes in working capital of RUB 389 million. Cash used in working capital was RUB 9,956 million in 2019 and slightly increased between the periods primarily due to an increase in cash outflow related to a change in content assets, partly compensated by an increase in cash inflow from a change in content liabilities, as well as a decrease in cash outflow related to accounts receivable, net in 2019 compared to 2018.

Cash provided by operating activities increased by RUB 4,440 million from 2017 to 2018. This increase was primarily due to an increase of RUB 9,091 million in net cash from operations before changes in working capital, partly offset by an increase in cash used in working capital of RUB 4,651 million. Cash used in working capital was RUB 9,567 million in 2018 and increased between the periods primarily due to a significant increase in cash outflow related to prepaid expenses and other assets, primarily arising from funds receivable mainly related to the Yandex.Taxi business and VAT reclaimable, as well as accounts receivable, net in 2018 compared to 2017.

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

Cash (used in)/provided by investing activities.

Cash used in investing activities in 2019 decreased by RUB 75,095 million compared to 2018 as a result of increases in investment in term deposits (net of maturities) of RUB 69,885 million, and a decrease in cash provided by new businesses combinations (net of cash used in acquisitions) of RUB 20,191 million related to the business combination with Uber in February 2018, which were partly offset by a decrease in capital expenditures of RUB 7,780 million and effect of deconsolidation of cash and cash equivalents of Yandex.Market of RUB 2,181 million in 2018.

Cash provided by investing activities in 2018 increased by RUB 33,747 million compared to 2017 as a result of increases in maturities of term deposits (net of investments) of RUB 34,228 million, and an increase in cash provided by new business combinations (net of cash used in acquisitions) of RUB 20,762 million related to the business combination with Uber, which were partly eliminated by increases in capital expenditures of RUB 15,934 million, a decrease in proceeds from debt securities of RUB 2,887 million and effect of deconsolidation of cash and cash equivalents of Yandex.Market of RUB 2,181 million.

Our total capital expenditures were RUB 20,543 million in 2019 and RUB 28,323 million in 2018. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment. In 2018 they included the acquisition cost of the property site for our new Moscow headquarters, which amounted to RUB 9.7 billion. We also incurred significant capital expenditures in 2018 and 2019 related to the construction of one of our large data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2020 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash used in financing activities.

For 2019, cash outflow from financing activities was RUB 2,394 million, primarily reflecting RUB 1,422 million used for repurchase of ordinary shares, RUB 747 million used in purchase of redeemable noncontrolling interests, and RUB 240 million paid for finance leases.

For 2018, cash outflow from financing activities was RUB 32,804 million, primarily reflecting RUB 21,281 million used for repayment of our outstanding convertible notes, RUB 10,085 million used in repurchase of our ordinary shares and RUB 1,504 million paid as contingent consideration.

Off‑Balance Sheet Items

We do not currently engage in off‑balance sheet financing arrangements, and do not have any material interest or obligation, including a contingent obligation, arising out of a variable interest, in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments due by period
			2021	2023
		Through	through	through
	Total	2020	2022	2024	Thereafter
	(in millions of RUB)
Long‑term operating cars lease obligations	10,724	7,059	3,665	—	—
Other long‑term operating lease obligations	17,395	7,341	7,957	1,745	352
Long‑term finance lease obligations	2,485	687	1,121	60	617
Data centers related purchase obligations	171	154	9	1	7
Other purchase obligations	9,175	4,715	3,740	653	67
Payments related to business acquisitions	127	64	30	33	—
Total contractual obligations	40,077	20,020	16,522	2,492	1,043

The table above presents our long‑term rent obligations for our office and data center facilities, cars, contractual purchase obligations related to data center operations and facility build‑outs, as well as other purchase obligations primarily related to utilities fees, content assets, devices production and other services and obligations. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2019. All amounts shown include value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

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

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax expense in the period in which such determination is made. The income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2019, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Tax Matters—Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Share‑Based Compensation Expense

We estimate the fair value of share options and share appreciation rights (together, “Share‑Based Awards”) that are expected to vest using the Black‑Scholes‑Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight‑line method. We used the following assumptions in our option‑pricing model when valuing Share‑Based Awards for grants made in the year ended December 31, 2019:

	2018	2019
Dividend yield	—	—
Expected annual volatility	39.0%	39.4-41.1%
Risk-free interest rate	2.72-2.90%	1.64-1.88%
Expected life of the awards (years)	7.07-7.11	5.91-6.05
Weighted-average grant date fair value of awards (per share)	$14.62	$15.97

No share appreciation rights grants were made for the years ended December 31, 2017, 2018 and 2019.

To determine the expected option term, we use the “simplified method” as allowed under the SEC’s accounting guidance, which represents the weighted‑average period during which our awards are expected to be outstanding.

With respect to price volatility, for 2018 and 2019 grants we used historical volatility of our own shares.

We base the risk‑free interest rate on the U.S. Treasury yield curve in effect at the grant date.

We did not declare any external dividends with respect to 2017, 2018 or 2019 and do not have any plans to pay dividends in the near term. We therefore use an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2018 and 2019.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to RUB 32,034 million and RUB 14,327 million as of December 31, 2019 and 2018, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 3,120 million and RUB 115 million in 2019 and 2018, respectively.

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, as well as a portion of expenses denominated in a currency other than the Russian ruble, can be materially affected by changes in the dollar‑ruble and euro‑ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015 or early 2020, the ruble equivalents of these U.S. dollar‑denominated expenditures increase and negatively impact our net income and cash flows.

The lease of our Moscow headquarters currently entails outstanding commitments of approximately RUB 13,766 million as of December 31, 2019. The rent under some leases we entered into before 2017 is denominated in U.S. dollars, but payable in rubles at the then‑current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble. There are also some leases we entered into in 2017 and 2018 which contain protection of us as the lessee against appreciation of the U.S. dollar against the ruble. The landlord’s protection from U.S. dollar depreciation and our protection from U.S. dollar appreciation represent embedded derivatives that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re‑measure the fair value of these embedded derivatives and record any change in fair value as foreign exchange gains or losses in the statements of income. We estimate the fair value of these derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2019, we would have recognized additional foreign exchange gains before tax of RUB 2 million in 2019. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2019, we would have recognized additional foreign exchange losses before tax of RUB 2 million in 2019. In March 2017, we designated a portion of our U.S. dollar-denominated term deposits with a third party bank as a hedging instrument to protect us from risk that our U.S. dollar-denominated Moscow headquarters rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. As of December 31, 2018, this deposit was used in full amount. See Note 6 — “Derivative and non-derivative financial instruments” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non‑Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period‑end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2017, 2018 and 2019 are included as a foreign currency translation adjustment recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUB 29,212 million and RUB 30,315 million as of December 31, 2019 and 2018, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, 2019 we would have recognized additional other comprehensive gains/losses of RUB 5,301 million and RUB 5,136 million in 2019 and 2018, respectively.

Subsequent to December 31, 2019, the Russian ruble remained volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2019 was RUB 61.9057 to $1.00 and, during the period from December 31, 2019 to March 30, 2020, the exchange rate of the Russian ruble depreciated to RUB 77.7325 to $1.00. The lowest rate reached during this period was RUB 80.8815 to $1.00 as of March 24, 2020. The highest rate reached during this period was RUB 60.9474 to $1.00 as of January 14, 2020.

Interest Rate Risk

We had cash, cash equivalents and term deposits of RUB 88,306 million as of December 31, 2019. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents and term deposits as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

In December 2013 and January 2014, we issued and sold $690.0 million in aggregate principal amount of 1.125% convertible senior notes due December 15, 2018. During 2015, we repurchased and retired an aggregate of $119.4 million principal amount of the outstanding notes for $102.3 million. During 2016, we repurchased and retired an aggregate of $87.4 million principal amount of the outstanding notes for $82.0 million. During 2017, we repurchased and retired an aggregate of $12.0 million principal amount of the outstanding notes for $11.6 million. We carried the convertible notes at face value less unamortized discount and debt issuance costs on our balance sheet. The fair value of the notes changed when the market price of our shares or interest rates fluctuate. During 2018 we repaid in full the remaining amount of outstanding principal in respect of convertible debt notes in the face amount of $321.3 million and did not repurchase outstanding notes before the due date.

On March 3, 2020, we issued $1,250.0 million principal amount (RUB 82,909 million as of the issue date) 0.75% convertible notes due 2025, for net proceeds of $1,237.0 million (RUB 82,050 million as of the issue date).

Item 6.  Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	56	2020	2000	Executive Director and Chief Executive Officer
John Boynton	54	2021	2000	Non-Executive Chairman
Tigran Khudaverdyan	38	2022	2019	Deputy CEO and Executive Director
Esther Dyson	68	2021	2006	Non-Executive Director
Herman Gref	56	2020	2014	Non-Executive Director
Alexey Komissarov	50	2023	2019	Non-Executive Director
Mikhail Parakhin	43	2020	2019	Non-Executive Director
Rogier Rijnja	57	2022	2013	Non-Executive Director
Charles Ryan	52	2022	2011	Non-Executive Director
Ilya Strebulaev	44	2021	2018	Non-Executive Director
Alexander Voloshin	64	2022	2010	Non-Executive Director
Alexey Yakovitsky	44	2023	2019	Non-Executive Director
G. Gregory Abovsky	43	N/A	2014	Chief Financial Officer; Chief Operating Officer

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

Mr. Boynton has been a non-executive director since 2000 and was appointed to serve as Chairman of the Board in 2016. He was a founding shareholder of Yandex and has served the Board in a number of capacities including Chairman of the Nominating and Governance Committee, Chairman of the Compensation Committee, and Member of the Audit Committee. He is a member of the National Association of Corporate Directors.
In addition to Yandex, he was co-founder of CompTek and InfiNet Wireless in Russia and has served as a founder, investor and/or board member in a variety of growth companies in technology, healthcare services, and real estate.  His career was shaped by a student trip to the Soviet Union in 1983. He was studying Russian language at the time, and that trip inspired him to direct his entrepreneurial energy toward Russia after graduating from Harvard in 1988.

Mr. Khudaverdyan was appointed Deputy CEO of the Company in May 2019. Mr. Khudaverdyan joined Yandex in April 2006, and since then has led several successful Yandex projects, including Yandex.Browser and Yandex.Navigator. He moved to the Yandex.Taxi business in 2015, and has served as Chief Executive Officer of MLU B.V., our ride-hailing and food delivery joint venture with Uber, since its formation. Mr. Khudaverdyan graduated from Moscow State University with a degree in Physics. The Board believes that Mr. Khudaverdyan will bring a deep understanding of the Company’s business, operations and technology to the Board. The Board also believes that it is in the best interests of the Company and its shareholders to appoint a second executive member to the Board.

Ms. Dyson has been a non-executive director at Yandex since 2006. Ms. Dyson is executive founder of Wellville, a US-based 10-year non-profit project to demonstrate the value of investing in health. Ms. Dyson is an active investor and board member in a variety of IT, healthcare and aerospace start-ups, and also sits on the board of Pressreader, another IT company of Russian origin based in Canada. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference, where Yandex CEO Arkady Volozh spoke in 2005. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies Epam, Ostrovok, TerraLink, UCMS and Zingaya. She sits on the boards of BAMF Health and SWVL (a Cairo-based dynamic transportation company). She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), Meetup (sold to WeWork), and Geometric Intelligence and Jump (sold to Uber), among others. She is the author of “Release 2.0: A design for living in the digital age” (1997). She earned a B.A. in economics from Harvard University.

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

Mr. Komissarov is vice-rector of the Russian Presidential Academy of National Economy and Public Administration. He is also a member of PJSC SIBUR Holding’s board of directors. From 2015 to 2017, he was director of the Industry Development Fund and served as independent director, member of the Strategy and Investment Committee and chairman of the Budget and Reporting Committee to GLONASS. From 2011 to 2015, he worked in the Moscow government as a minister and head of the Department of Science, Industrial Policy and Entrepreneurship, and also served as advisor to the Mayor. Mr. Komissarov has a degree from the Moscow Automobile and Road Construction State Technical University in Automotive Engineering and Maintenance, an MBA from Kingston University in the UK.

Mr. Parakhin is an industry veteran with more than 20 years of industry experience, particularly in the areas of AI and large-scale processing. He has lead teams of various sizes for some of the world’s leading tech companies. Mr. Parakhin joined Yandex as Chief Technology Officer in 2014, leading all technical teams globally for the company, applying his unique background in machine learning and coding, plus specializations in search, image processing, as well as handwriting and speech recognition algorithms. Mr. Parakhin has decided to leave his executive role at Yandex, effective August 2019. Prior to joining Yandex, Mr. Parakhin served in various roles at Microsoft, with most recent being the Head of the Bing Multimedia Search team from 2010 to 2014. Mr. Parakhin holds a Master’s degree in Physics from the Moscow Engineering Physics Institute. The Board believes that it will benefit from Mr. Parakhin’s technical and managerial expertise and experience, and in particular his deep familiarity with the operations of the business, and has nominated him for appointment to ensure that the Company continues to benefit from his contributions. The Board proposes that Mr. Parakhin’s appointment be for an initial term of one year; this will help to ensure that roughly the same number of directors have terms ending each year.

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

Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Since February 2012, Alexander Voloshin has served as Chairman of the Board and Independent Director at JSC Freight One. As the leader of the Moscow International Financial Centre working group, Mr. Voloshin championed an overhaul to Russia’s corporate governance rules, helping to update guidance in line with global best practice. He also served as Chairman of the Board of Directors of Uralkali from 2010 to 2014. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003 Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to Chief of Staff from 1997 to 1998. Mr. Voloshin has been Chairman of the Board at Moscow Business School Skolkovo since 2016. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

Mr. Yakovitsky is the CEO of VTB Capital, VTB Group’s investment banking business. He is also a member of VTB Capital’s board of directors. In addition, he is the chairman of the Supervisory Board of VTB Bank (Europe) SE, headquartered in Frankfurt, Germany. Mr. Yakovitsky is also a member of the board of directors of VTB Capital Plc, VTB Capital’s London subsidiary and a member of the board of directors of Rostelecom. Mr. Yakovitsky started his career in equity research at United Financial Group (“UFG”). He was ranked the #1 telecom analyst for Russia by Institutional Investor in 2004 and was cohead of Russian equity research at UFG and Deutsche Bank (which acquired UFG) in 2005-2008. He then joined VTB Capital in 2008 as co-head of equities and head of research, and became its Moscow CEO in 2009. Mr. Yakovitsky has degrees from Moscow Lomonosov State University, Department of History, as well as from the Nelson A. Rockefeller College of Public Affairs and Policy (Albany, US).

Mr. Abovsky was appointed Chief Operating Officer of Yandex in 2017 in addition to his role of Chief Financial Officer, that he has been performing since 2014. Mr. Abovsky joined Yandex as Vice President of Investor Relations in January 2013, taking on the additional role of Vice President of Corporate Development in October 2013. Mr. Abovsky began his career in the investment banking division of Morgan Stanley, and has over 18 years of experience in a variety of finance and investment management roles in the media and technology sectors. Mr. Abovsky holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors.

The aggregate cash compensation paid or accrued in 2019 for members of our senior management (a total of 12 persons), as a group, was RUB 673 million ($8.5 million).

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

In February 2019, our Compensation Committee and Board approved grants of 7,500 RSUs to a non-executive director, including 1,250 RSUs immediately exercisable in March 2019 and 6,250 RSUs vesting quarterly over the following two and a half years.

In May 2019, our Compensation Committee and Board approved grants of 145,000 RSUs to our non-executive directors, including 75,000 RSUs vesting quarterly over three years, 65,000 RSUs vesting quarterly over two years and 5,000 RSUs vesting quarterly over a year.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

The principal standing committees of our board of directors are an audit committee, a compensation committee, a nominating committee, a corporate governance committee, an investment committee and a public interest committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of three members, Messrs. Ryan (chairperson), Boynton and Strebulaev. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20‑F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

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

 Compensation Committee

Our compensation committee consists of three members, Messrs. Rijnja (chairperson), Boynton and Ms. Dyson. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

r
	•	reviewing and making recommendations to our board of directors with respect to compensation of our executive and non‑executive directors;
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

Corporate Governance Committee

Our corporate governance committee consists of three members, none of whom may be a designated director. The current members are Messrs. Boynton (chairperson), Rijnja and Voloshin, each of whom satisfies the “independence” requirements of the NASDAQ listing standards. The corporate governance committee is responsible for, among other things:

•	considering, preparing and recommending to the board of directors a set of corporate governance guidelines applicable to the company;
•	recommending to our board of directors persons to be appointed to each committee of the board of directors, other than the nominating committee and the public interest committee; and
•	overseeing the board of directors’ annual review of its own performance and the performance of its committees.

Nominating Committee

Our nominating committee consists of five members and is divided into two subcommittees. The nominating committee is responsible for, among other things, selecting and recommending to the board of directors persons to be nominated for election or re‑election as directors at any general meeting of the shareholders.

Subcommittee I consists of one designated director, one director with a Russian passport and residency, and one other director. Subcommittee I is responsible for the recommendation to our board of directors for nomination of four directors (the “Class I Directors”), who will then be subject to the approval of our board of directors as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The initial Class I Directors are Herman Gref, Mikhail Parakhin, Charles Ryan and Ilya Strebulaev.

Subcommittee II consists of three directors who are not Class I Directors and will, by simple majority, recommend to our board of directors for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our board of directors must adopt the recommendations of candidates recommended by Subcommittee II, unless our board of directors votes by a supermajority of ten directors (subject to adjustment for board vacancies) to reject such recommendation.

Investment Committee

Our investment committee consists of Messrs. Ryan (chairperson), Boynton, Volozh and Ms. Dyson. The investment committee advises the board of directors and the company’s management regarding potential corporate transactions, including strategic investments, mergers, acquisitions and divestitures. The investment committee is responsible for, among other things:

•	reviewing and providing guidance to management and the board of directors with respect to the acquisition, investment and divesture strategies;
•	assisting management and the board of directors with the identification of opportunities of potential corporate transactions;
•

reviewing, and providing guidance to management and the board of directors with respect to potential corporate transactions, including the structure, timing or other terms or conditions of such transactions;

•	overseeing the due diligence process with respect to potential corporate transaction; and
•	monitoring and reporting to the board of directors regarding the implementation of any potential corporate transaction and the integration of any completed transaction.

Public Interest Committee

Our public interest committee consists of three members comprised of the then-current Chief Executive Officer and both of the designated directors. The current members of our public interest committee are Messrs.Volozh (chairperson), Yakovitsky and Komissarov. The public interest committee has no decision-making power on ordinary course matters and is responsible for decisions on the following key sensitive matters deemed to be of public interest:

•	transactions or other transfers resulting in the granting of direct access to Russian users’ personal data owned by us and non-depersonalized big data owned by us to non-Russian persons;
•

the adoption, modification, amendment, and cancellation of the Yandex internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale/provision of such information to foreign persons);

•	entry by the Company into any agreement which concerns Russia with a non-Russian state or an international intergovernmental organization (or its bodies and agencies); and
•

direct or indirect transfers or encumbrances of material intellectual property rights, including licensing such rights, if as a result of such license the Company would lose the ability to use such rights in Russia.

Our board of directors cannot act in respect of any of these specified matters prior to receiving a recommendation from the public interest committee. If the public interest committee does not approve the matter referred to it, our board of directors will follow the decision of the public interest committee, unless the board rejects such decision by either (i) a supermajority of eight votes (subject to adjustment for board vacancies), which must include the affirmative votes of the two designated directors; or (ii) a supermajority of eight votes (subject to adjustment for board vacancies) (not including the affirmative votes of the two designated directors), provided that the public interest foundation board has given its approval.

Employment Agreements

Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under Russian or other local law. The employment agreements between our subsidiaries and certain senior managers and other employees contain non‑competition and non‑solicitation provisions, although we understand that such provisions are generally unenforceable under Russian law.

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2017	2018	2019
Russia	7,166	8,318	9,693
Other	279	449	399
Total	7,445	8,767	10,092

	2017	2018	2019
Product development	4,290	4,582	5,784
Sales, general and administration	2,716	3,712	3,808
Cost of sales	439	473	500
Total	7,445	8,767	10,092

The number of employees as of December 31, 2017 included employees of the Yandex.Market before its deconsolidation in April 2018, as described in Note 4 to our consolidated financial statements. This was partly compensated by a headcount reclassification from sales, general and administrative, which we implemented to ensure consistency in internal reporting for positions that we treat as outsourced labor.

We also typically employ several hundred contract workers on a part‑time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full‑time staff.

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

We grant equity awards in the form of share options, share appreciation rights, restricted shares and restricted share units (or so called “deferred shares”) under our Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and our 2016 Equity Incentive Plan (the “2016 Plan” and together with the 2007 Plan, the “Plans”) (“Company Awards”).  Our 2016 Plan was approved at our 2016 annual general meeting of shareholders on May 27, 2016 and replaced our 2007 Plan.  However, there remain unexercised grants under our 2007 Plan. The total number of shares available for issuance under the Plans is equal to 20% of the aggregate number of Class A and Class B shares outstanding from time to time.

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

Vesting schedule.  The notice of grant specifies the vesting schedule. Awards generally vest over a four‑year period, with four-sixteenths vesting on the first anniversary of grant and an additional one-sixteenth vesting each quarter thereafter. When a grantee’s employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that are to be exercisable within 60 days of February 20, 2020. The percentage of beneficial ownership is based on 293,684,378 Class A shares and 37,137,658 Class B shares outstanding as of February 20, 2020. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

	Shares Beneficially Owned as of February 20, 2020
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors and Senior Management:
Arkady Volozh(2)	327,396	*	32,209,684	86.73%	48.48%	9.84%
John Boynton(3)	132,582	*	—	—	*	*
Esther Dyson(4)	185,659	*	—	—	*	*
Rogier Rijnja(5)	24,723	*	—	—	*	*
Charles Ryan(6)	219,474	*	—	—	*	*
Alexander Voloshin(7)	74,599	*	—	—	*	*
Herman Gref(8)	18,603	*	—	—	*	*
Ilya Strebulaev(9)	9,377	*	—	—	*	*
G. Gregory Abovsky(10)	257,756	*	—	—	*	*
Tigran Khudaverdyan(11)	307,852	*	—	—	*	*
Mikhail Parakhin(12)	367,500	*	—	—	*	*
Alexey Komissarov(13)	1,225	*	—	—	*	*
Alexey Yakovitsky(14)	1,225	*	—	—	*	*
All current directors and senior management as a group (13 persons)(15)	1,927,971	0.66%	32,209,684	86.73%	48.72%	10.32%
Principal Shareholders:
Vladimir Ivanov	8,944,491	3.05%	3,318,884	8.94%	6.34%	3.71%
Capital Group Companies(16)	22,605,097	7.70%	—	—	3.40%	6.83%
Invesco Ltd(17)	16,582,559	5.65%	—	—	2.49%	5.01%
Harding Loevner LP(18)	15,656,737	5.33%	—	—	2.35%	4.73%

Total shares held by directors, management and 5% holders	65,716,855	22.38%	35,528,568	95.67%	63.30%	30.60%

*Represents beneficial ownership of less than one percent of such class.

(1)

Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share. The percentage of total voting power does not take into account the rights of the holder of the Priority Share. See “Information of the Company —Governance Structure.”

(2)

Includes (a) 32,209,684 class B shares held by Genesis Trust & Corporate Services Ltd, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family (b) 289,896 class A shares held directly by Mr. Volozh which were issued upon the settlement of equity awards and (c) options to purchase 37,500 Class A shares. Excludes options to purchase 112,500 Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(3)

Includes (a) 60,000 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 63,388 Class A shares held by the John W. Boynton IV Trust of 2006, and (c) 9,194 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 43,063 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(4)

Includes 25,659 vested restricted share units in respect of Class A shares. Excludes 18,750 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(5)

Consists of 24,723 vested restricted share units in respect of Class A shares. Excludes 28,750 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(6)

Includes (a) 184,892 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly, and (b) 34,582 vested restricted share units in respect of Class A shares. Excludes 28,750 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(7)

Includes 24,599 vested restricted share units in respect of Class A shares. Excludes 14,375 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(8)

Consists of 18,603 vested restricted share units in respect of Class A shares. Excludes 4,375 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(9)

Consists of 9,377 vested restricted share units in respect of Class A shares. Excludes 7,813 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(10)

Includes (a) 24,319 restricted share units in respect of Class A shares, and (b) options to purchase 233,437 Class A shares that are exercisable within 60 days after February 20, 2020. Excludes (x) 377,645 restricted share units in respect of Class A shares, and (y) options to purchase 596,563 Class A shares with a strike price of $40.00 per share, in each case, which were granted at a strike price above fair market value on the date of the grant, which are not vested or exercisable within 60 days after February 20, 2020.

(11)

Consists of restricted share units in respect of Class A shares. Excludes (a) 491,535 restricted share units in respect of Class A shares, and (b) options to purchase 1,068,554 Class A shares with a strike price of $36.62 per share, which were granted at a strike price above fair market value on the date of the grant, in each case, which are not vested or exercisable within 60 days after February 20, 2020.

(12)

Consists of options to purchase Class A shares that are exercisable within 60 days after February 20, 2020. Excludes (a) 150,000 restricted share units in respect of Class A shares, and (b) options to purchase 367,500 Class A shares with a strike price of $40.00 per share, which were granted at a strike price above fair market value on the date of the grant, in each case, which are not vested or exercisable within 60 days after February 20, 2020.

(13)

Consists of vested restricted share units in respect of Class A shares. Excludes 20,625 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(14)

Consists of vested restricted share units in respect of Class A shares. Excludes 20,625 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 20, 2020.

(15)

Includes (a) 531,358 vested restricted share units in respect of Class A shares, and (b) options to purchase 638,437 Class A shares that are exercisable within 60 days after February 20, 2020. Excludes (x) 1,206,306 restricted share units in respect of Class A shares, and (y) options to purchase 2,145,117 Class A shares and restricted share units that are not vested or exercisable within 60 days after February 20, 2020

(16)	The number of shares reported is based on Bloomberg data as of September 30, 2019 and represents what we believe to be its aggregate beneficial ownership as of December 31, 2019.
(17)	The number of shares reported is based solely on the Schedule 13G filed by Invesco Ltd on February 13, 2020 and represents its beneficial ownership as of December 31, 2019.
(18)	The number of shares reported is based solely on the Schedule 13G filed by Harding Loevner LP on February 14, 2020 and represents its beneficial ownership as of December 31, 2019.

Holdings by U.S. Shareholders

As of February 20, 2020, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 99.98% of our outstanding Class A shares by number, which represented approximately 44.15% of our outstanding shares by voting power.

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
•

the right of our board of directors to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of 10% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together); or

•	the rights of the holder of the priority share.

Term and Amendment.  The shareholders agreement will remain in effect so long as any Class B shares remain outstanding. The agreement may be terminated and amended, and any provision thereof waived, with the prior written consent of parties to the agreement holding shares representing two-thirds or more of the voting power of the outstanding share capital held by parties to the agreement. The agreement will terminate with respect to any particular shareholder upon its affirmative election if it no longer holds any Class B Shares, as a result of the transfer of all Class B shares held by it, or the voluntary or mandatory conversion of all Class B Shares held by it into Class A Shares.

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

Following the sale of the controlling interest and the deconsolidation of Yandex.Money in July 2013, we retained a noncontrolling interest and significant influence over Yandex.Money’s business. We continue to use Yandex.Money for payment processing and to provide other services. In 2018, we also subleased to Yandex.Money part of our premises. The amount of revenues from subleasing and other services was RUB 51 million and RUB 37 million ($0.5 million) for the years ended December 31, 2018 and 2019, respectively. The amount of fees for online payment commissions was RUB 432 million and RUB 783 million ($9.9 million) for the years ended December 31, 2018 and 2019 respectively. As of December 31, 2018 and 2019, the amount of accounts receivable from Yandex.Money was RUB 344 million and RUB 214 million ($2.7 million) and the amount of accounts payable to Yandex.Money was nil and RUB 13 million ($0.2 million), respectively. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers

Yandex.Market Joint Venture

Following the formation of Yandex.Market joint venture with Sberbank and the deconsolidation of Yandex.Market in April 2018, we retained a noncontrolling interest and significant influence over Yandex.Market’s business. We continue to provide advertising and other services and to sublease to Yandex.Market part of our premises. In 2019, we also acquired traffic and content from Yandex.Market. The amount of revenues from advertising services was RUB 469 million and RUB 805 million ($10.2 million) for the years ended December 31, 2018 and 2019 respectively. The amount of revenues from subleasing and other services was RUB 1,001 million and RUB 1,738 million ($22.0 million) for the years ended December 31, 2018 and 2019, respectively. The amount of related cost of revenues was RUB 29 million ($0.4 million) for the year ended December 31, 2019. As of December 31, 2018 and 2019, the amount of accounts receivable from Yandex.Market was RUB 407 million and RUB 318 million ($4.0 million) and the amount of accounts payable was RUB 70 million and RUB 11 million ($0.1 million), respectively.

Internet-acquiring agreement with Sberbank

In October 2017, we entered into an internet-acquiring agreement with Sberbank. The amount of fees was RUB 844 million and RUB 1,760 million ($22.3 million) for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the amount of accounts receivable related to internet-acquiring was RUB 1,081 million and RUB 468 million ($5.9 million).

Other agreements with Sberbank

The Company may from time to time in the ordinary course of business enter into other transactions with Sberbank group companies.

Loans granted to related parties

As of December 31, 2018 and 2019, we had loans outstanding in the aggregate principal amount of RUB 207 million and RUB 43 million ($0.5 million), respectively, to the CEOs of our business units, principally in connection with their purchase of equity interests in those subsidiaries, and to certain senior employees. The interest rate on the loans is up to 12% per annum and they mature in 2020-2029.

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

Item 10.  Additional Information.

Memorandum and Articles of Association

We incorporate into this Annual Report the description of our amended articles of association contained in our F‑1 registration statement (File No. 333‑173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012, May 22, 2013, May 23, 2014, May 22, 2015 and June 1, 2016. Such amendments reduced the number of authorized shares upon the conversion of our Class B shares into Class A shares or were technical in nature to conform with changes in the requirements of Dutch law. On December 23, 2019, our articles of association were further amended in connection with our restructuring. See also “Item 4. Information on the Company – Governance Structure”.

Material Contracts

Convertible debt

In the first quarter of 2020 we issued and sold $1.25 billion in aggregate principal amount of 0.75% convertible senior notes due 2025, to institutional investors that are not U.S. persons, outside the United States, in reliance on Regulation S under the U.S. Securities Act of 1933, as amended.

In connection with the offering of the notes, we entered into a Trust Deed, dated March 3, 2020, with BNY Mellon Corporate Trustee Services Limited, as trustee. The Trust Deed includes the terms and conditions upon which the notes are to be authenticated, issued and delivered. The notes are convertible into cash, our Class A shares or a combination of cash and our Class A shares, at our election, based on an initial conversion rate 47.5% premium above the reference share price of $40.7289. The reference share price was calculated by taking the volume weighted average price of our Class A shares between opening and closing of trading on the NASDAQ Global Select Market on February 25, 2020. Accordingly, the corresponding initial conversion price is approximately $60.0751 per Class A share, subject to adjustment on the occurrence of certain events. Prior to March 18, 2023, the notes are convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date of the notes.

The notes bear interest at a rate of 0.75% per year, payable semi-annually in arrears on September 3rd and March 3rd of each year, beginning on September 3rd, 2020. The notes mature on March 3, 2025, unless earlier repurchased, redeemed or converted in accordance with their terms. The notes are senior unsecured obligations and we do not have the right to redeem the notes prior to maturity, except in connection with certain changes in tax laws.

The net proceeds from the convertible note offering were approximately $1.237 billion, after deducting the initial purchasers’ discount and estimated offering expenses.

Yandex.Taxi joint venture with Uber

Contribution Agreement with respect to Yandex.Taxi

On July 13, 2017, we entered into a Contribution Agreement (the “Contribution Agreement”) with Uber International C.V. (“Uber”), a wholly owned subsidiary of Uber Technologies, Inc., to combine Yandex.Taxi and the ride-hailing, food delivery and related logistics businesses of Uber in Russia and neighboring countries. On February 7, 2018, the transaction contemplated by the Contribution Agreement was closed.

As of December 31, 2019, the combined business operated in Russia, Armenia, Azerbaijan, Belarus, Côte d’Ivoire, Estonia, Finland, Georgia, Ghana, Israel, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Romania, Serbia and Uzbekistan.

Pursuant to the Contribution Agreement, the parties contributed their respective businesses within the territories to a newly formed Dutch company, MLU B.V. (“MLU”). In addition, Yandex contributed $100 million in cash and Uber contributed $225 million in cash to MLU at closing.  Further, Yandex sold Uber an additional 2% stake in MLU in exchange for shares of Class A common stock of Uber. As of December 2019, MLU is owned approximately 61.00% by Yandex, 37.96% by Uber and 1.04% by the employees based on the total number of outstanding shares.

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

At closing and in connection with the Contribution Agreement, Yandex and Uber entered into a deed of covenant, pursuant to which each agreed to accept certain restrictive covenants towards MLU in the ride-hailing, food delivery, and related logistics business in the territories for an agreed period, as well as certain non-solicitation restrictions with respect to employees of MLU.

Shareholders Agreement with respect to Yandex.Taxi

On February 7, 2018, Yandex and Uber entered into a shareholders agreement (the “Shareholders Agreement”) in respect of the governance and operation of MLU.  Pursuant to the Shareholders Agreement, Yandex has the right to appoint a majority of the members of the supervisory board of MLU.  As a significant minority shareholder, Uber has protective rights customary for a joint venture of this nature. Both parties have agreed to customary restrictions on transfer of their shares in MLU, as well as customary rights of first refusal, tag-along, drag-along and public offering registration rights.

Yandex.Market joint venture with Sberbank

Subscription Agreement with respect to Yandex.Market

On December 12, 2017, we and our wholly owned subsidiary Yandex.Market B.V. entered into a subscription agreement (the “Subscription Agreement”) with Public Joint Stock Company “Sberbank of Russia” (“Sberbank”).

Pursuant to the Subscription Agreement, an affiliate of Sberbank subscribed for new ordinary shares of Yandex.Market for 30 billion rubles (approximately $500 million as of signing).  As a result of the transaction, Yandex and Sberbank each own approximately 45% of the issued shares in the capital of Yandex.Market; 10% is held by an equity incentive foundation to facilitate current and future equity ownership by management and employees of Yandex.Market. The Subscription Agreement contains warranties, indemnities and covenants customary for a transaction of this nature.

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

Shareholders Agreement with respect to Yandex.Market

At the closing of the Yandex.Market joint venture described above, we, Sberbank and Yandex.Market, among others, entered into a shareholders’ agreement (the “Shareholders’ Agreement”) in respect of the governance and operation of Yandex.Market.  Pursuant to the Shareholders’ Agreement, the board of directors of Yandex.Market has seven members:  three are appointed by Yandex.Market (one of whom is independent of Yandex); three are appointed by Sberbank (one of whom is independent of Sberbank); and the fourth is initially the Chief Executive Officer of

Yandex.Market. Each principal shareholder has protective rights customary for a joint venture of this nature. Both parties agreed to customary restrictions on transfer of their shares in Yandex.Market, as well as customary rights of first refusal, tag-along, drag-along and public offering initiation. Yandex and Sberbank also agreed to certain restrictive covenants in the exclusive territories, as well as certain non-solicitation restrictions with respect to employees of Yandex.Market. The transaction was closed on April 27, 2018.

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

Vezet Transaction

On July 14, 2019, MLU B.V. entered into an agreement to purchase 100% of the issued share capital of Axelcroft Limited (the “SPA”) from Fasten CY limited (“Fasten”). Fasten operates taxi business under a number of brands, including Vezet and Rutaxi, in over 100 Russian cities.

In connection with the SPA, Fasten has undertaken to complete a pre-completion restructuring of the Vezet business. As a result of the restructuring, Axelcroft Limited will become the holding company of the Vezet group, which will be comprised of material intellectual property and call centers. Following completion of the transaction, the parties intend to fully integrate the Vezet business operations into the operations of Yandex.Taxi.

Pursuant to the SPA, upon the completion of the transaction and subject to the parties’ mutual integration obligations, Fasten will receive (i) up to $71.5 million in cash and (ii) up to 3.6% of the issued share capital of MLU B.V., each (i) and (ii) subject to adjustments depending on operating and integration milestones and KPIs.

The SPA contains conditions precedent, warranties, indemnities and covenants customary for transactions of this nature. Completion of the transaction is conditional, among other things, on receipt of a merger control clearance by MLU B.V. from the Russian antitrust authority.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2019. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2019, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2019. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2019, our internal control over financial reporting was effective.

There has been no change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by JSC KPMG, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Yandex N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 2, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

April 2, 2020

Item 16A.  Audit Committee Financial Expert.

Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20‑F and as determined by our board of directors.

Item 16B.  Code of Ethics.

We have adopted a written code of ethics that applies to our Board of Directors, all of our employees, including our principal executive and principal financial officers, and any of the company’s direct and indirect subsidiaries. A copy of the code of ethics, which we refer to as our “Code of Business Ethics and Conduct”, is available on our website at ir.yandex.com/documents.cfm. Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C.  Principal Accountant Fees and Services.

The following table summarizes the fees of JSC KPMG, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years:

	2018	2019
	(RUB in million)
Audit Fees(1)	69.1	133.0
All Other Fees(2)	1.1	—
Total Fees	70.2	133.0

(1)

Audit fees for 2019 and 2018 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20‑F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	All other fees relate to due diligence investigations and advisory services.

Pre‑Approval Policies for Non‑Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non‑audit services unless the audit committee pre‑approves the service. The audit committee pre‑approved all of the non‑audit services performed for us by JSC KPMG during 2019.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

(d) Maximum Number
			(c) Total Number of	(or Approximate Dollar
	(a) Total		Shares Purchased as	Value) of Shares that
	Number of	(b) Average	Part of Publicly	May Yet Be Purchased
	Shares	Price Paid per	Announced Plans or	Under the Plans or
Period	Purchased(1)	Shares(2)	Programs(1)	Programs(3)
January 1 - 31, 2019	—	—	—	—
February 1 - 28, 2019	—	—	—	—
March 1 - 31, 2019	—	—	—	—
April 1 - 30, 2019	—	—	—	—
May 1 - 31, 2019	—	—	—	—
June 1 - 30, 2019	—	—	—	—
July 1 - 31, 2019	—	—	—	—
August 1 - 31, 2019	—	—	—	—
September 1 - 30, 2019	—	—	—	—
October 1 - 31, 2019	—	—	—	—
November 1 - 30, 2019	190,000	$40.5886	190,000	$292,288,168
December 1 - 31, 2019	285,791	$41.6281	285,791	$280,391,233
Total	475,791	$41.2130	475,791	$280,391,233

(1) - As of trade date;

(2) - Weighted average per month;

(3) - On March 11, 2013, we announced that our board of directors had authorized a program to repurchase up to 12 million of our Class A shares from time to time in open market transactions. On December 10, 2013, we announced that our board of directors had authorized an increase in our existing 12 million share repurchase program by 3 million shares, to a total of up to 15 million shares. The program was completed in June 2014. On July 29, 2014, we announced an additional increase of the amended repurchase program for an additional 3 million shares.

In June 2018, the Company's Board of Directors authorized a program to repurchase up to $100 worth of Class A shares from time to time in open market transactions in effect for up to twelve months. In July 2018, the Company's Board of Directors authorized an increase in the existing program to approximately $150 worth of Class A shares.

On November 18, 2019 we announced a share repurchase program of up to $300 million of Class A shares from time to time in open market transactions effective for up to the following twelve months.

				(d) Maximum Number
			(c) Total Number of	(or Approximate Dollar
	(a) Total		Shares Purchased as	Value) of Shares that
	Number of	(b) Average	Part of Publicly	May Yet Be Purchased
	Shares	Price Paid per	Announced Plans or	Under the Plans or
Period	Purchased(1)	Shares(2)	Programs(1)	Programs(3)
January 1 - 31, 2018	—	—	—	—
February 1 - 28, 2018	—	—	—	—
March 1 - 31, 2018	—	—	—	—
April 1 - 30, 2018	—	—	—	—
May 1 - 31, 2018	—	—	—	—
June 1 - 30, 2018	100,996	$34.7481	100,996	$96,490,581
July 1 - 31, 2018	600	$34.9667	600	$146,469,601
August 1 - 31, 2018	3,300,208	$31.6865	3,300,208	$41,897,698
September 1 - 30, 2018	1,212,737	$30.7168	1,212,737	$4,646,254
October 1 - 31, 2018	146,138	$32.4331	143,260	—
November 1 - 30, 2018	—	—	—	—
December 1 - 31, 2018	—	—	—	—
Total	4,760,679	$31.5277	4,757,801	—

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

Item 16H.  Mine Safety Disclosure.

Not applicable.

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2019 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Russian rubles have been translated into United States dollars on the basis set forth in Note 2 “Summary of significant accounting policies – Foreign currency translation” to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 2, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standard Codification Topic 842, Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

      Evaluation of the fair value measurement of the redeemable noncontrolling interest

As discussed in Notes 2 and 15 to the consolidated financial statements, the redeemable noncontrolling interest amounted to RUB 14,246 million at December 31, 2019, associated with two business units. The redeemable noncontrolling interests are measured at the redemption value based on the fair value of these business units using a discounted cash flow model, which required the Company to make significant estimates and assumptions. The key assumptions relate to the future revenue growth rates, projected adjusted earnings margins and discount rates.

We identified the evaluation of the fair value measurement of the redeemable noncontrolling interest as a critical audit matter, because testing the key assumptions utilized within the discounted cash flow models used to estimate the fair value of the business units involved a high degree of subjective auditor judgement.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s fair value evaluation process, including controls over the development of the key assumptions listed above used in estimating the fair value of the respective business units. We compared the historical forecasted future revenue and adjusted earnings margins for these business units to their actual results to assess the Company’s ability to accurately forecast. We evaluated the Company’s future revenue growth rates and projected adjusted earnings margins for these business units by comparing the forecasts to those of the Company’s peers and publicly available data such as industry benchmarks. We performed a sensitivity analysis over the key assumptions listed above to assess the impact of changes to those assumptions on the Company’s determination of fair value of the business units. We involved valuation professionals with specialized skills and knowledge, who assisted in:

‒evaluating the discount rates by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable entities, and

‒developing an estimate of the business units’ fair values using the business units’ cash flow forecasts and independently developed discount rates, and compared the results to the Company’s fair value estimates.

/s/ JSC “KPMG”

We have served as the Company’s auditor since 2017.

Moscow, Russia

April 2, 2020

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2018*	2019	2019
		RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	5	68,798	56,415	715.5
Term deposits		—	31,891	404.5
Accounts receivable, net	5, 18	14,570	17,832	226.2
Prepaid expenses		2,119	3,315	42.0
Funds receivable, net		2,217	1,226	15.5
Other current assets	5, 18	4,177	9,605	121.8
Total current assets		91,881	120,284	1,525.5
Property and equipment, net	8	39,740	47,856	606.9
Operating lease right-of-use assets	9	17,654	21,218	269.1
Intangible assets, net	10	11,545	10,365	131.5
Non-current content assets, net	12	335	3,295	41.8
Goodwill	10	52,662	52,205	662.1
Long-term prepaid expenses		1,800	2,289	29.1
Investments in non-marketable equity securities	4, 5	36,484	28,073	356.0
Deferred tax assets	11	3,523	1,847	23.4
Other non-current assets	5	3,473	3,694	46.8
TOTAL ASSETS		259,097	291,126	3,692.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5, 18	22,904	34,978	443.6
Income and non-income taxes payable	5	4,059	8,020	101.7
Deferred revenue		2,792	3,542	44.9
Total current liabilities		29,755	46,540	590.2
Deferred tax liabilities	11	1,572	1,951	24.7
Operating lease liabilities	9	12,560	10,841	137.5
Other accrued liabilities		569	2,359	30.0
Total liabilities		44,456	61,691	782.4
Commitments and contingencies	13
Redeemable noncontrolling interests	15	13,035	14,246	180.7
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1); shares issued (1 and 1); shares outstanding (1 and nil)	14	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 and nil shares authorized, nil shares issued and outstanding	14	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000 and 500,000,000, Class B: 46,997,887 and 37,138,658 and Class C: 46,997,887 and 37,748,658); shares issued (Class A: 292,437,655 and 293,527,655, Class B: 37,878,658 and 37,138,658, and Class C: nil and 610,000, respectively); shares outstanding (Class A: 286,848,365 and 292,719,508, Class B: 37,878,658 and 37,138,658, and Class C: nil)	14	263	261	3.3
Treasury shares at cost (Class A: 5,589,290 and 808,147, Priority share: nil and 1, respectively)	14	(10,769)	(411)	(5.2)
Additional paid-in capital		69,729	68,050	863.0
Accumulated other comprehensive income	2, 5	8,182	4,841	61.4
Retained earnings		111,465	122,187	1,549.6
Total equity attributable to Yandex N.V.		178,870	194,928	2,472.1
Noncontrolling interests		22,736	20,261	257.0
Total shareholders’ equity		201,606	215,189	2,729.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		259,097	291,126	3,692.2

*     Balances restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases. Prior periods have been adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2017*	2018*	2019	2019
		RUB	RUB	RUB	$
Revenues	17, 18	94,054	127,657	175,391	2,224.4
Operating costs and expenses:
Cost of revenues(1)		23,952	35,893	55,788	707.5
Product development(1)		18,866	22,579	29,209	370.4
Sales, general and administrative(1)	18	27,155	36,206	50,155	636.1
Depreciation and amortization		11,239	12,137	14,777	187.4
Goodwill impairment	10	—	—	762	9.7
Total operating costs and expenses		81,212	106,815	150,691	1,911.1
Income from operations		12,842	20,842	24,700	313.3
Interest income		2,909	3,382	3,315	42.0
Interest expense		(897)	(945)	(74)	(0.9)
Effect of Yandex.Market deconsolidation	4, 11	—	28,244	—	—
Income/(loss) from equity method investments		353	(194)	(3,886)	(49.3)
Other (loss)/income, net	5	(1,110)	1,130	(1,200)	(15.2)
Income before income tax expense		14,097	52,459	22,855	289.9
Income tax expense	11	5,016	8,201	11,656	147.9
Net income		9,081	44,258	11,199	142.0
Net loss attributable to noncontrolling interests		120	1,726	1,627	20.6
Net income attributable to Yandex N.V.		9,201	45,984	12,826	162.6
Net income per Class A and Class B share:
Basic	3	28.33	140.77	39.21	0.50
Diluted	3	27.77	137.20	38.21	0.48
Weighted average number of Class A and Class B shares outstanding:
Basic	3	324,747,888	326,667,118	327,127,314	327,127,314
Diluted	3	331,243,961	335,162,062	335,428,137	335,428,137

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share‑based compensation expenses of:

Cost of revenues	178	180	293	3.7
Product development	2,477	4,450	6,294	79.8
Sales, general and administrative	1,538	1,922	3,268	41.5

*     Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases. Prior periods have been adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2017*	2018*	2019	2019
	RUB	RUB	RUB	$
Net income	9,081	44,258	11,199	142.0
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	968	8,102	(4,306)	(54.6)
Foreign currency translation adjustment, net of tax of nil	968	8,102	(4,306)	(54.6)
Total other comprehensive income/(loss)	968	8,102	(4,306)	(54.6)
Total comprehensive income	10,049	52,360	6,893	87.4
Total comprehensive loss/(income) attributable to noncontrolling interests	120	(133)	2,592	32.9
Total comprehensive income attributable to Yandex N.V.	10,169	52,227	9,485	120.3

*     Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases. Prior periods have been adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2017*	2018*	2019	2019
		RUB	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		9,081	44,258	11,199	142.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		9,131	9,833	12,164	154.3
Amortization of intangible assets		2,108	2,304	2,613	33.1
Operating lease right-of-use assets amortization		4,131	5,466	9,195	116.6
Amortization of debt discount and issuance costs		684	728	—	—
Share-based compensation expense		4,193	6,552	9,855	125.0
Deferred income tax benefit/(expense)		(1,423)	(2,264)	1,845	23.4
Foreign exchange losses/(gains)		1,075	(1,169)	1,294	16.4
Effect of deconsolidation of Yandex.Market	4	—	(28,244)	—	—
Goodwill impairment		—	—	762	9.7
Amortization of contents assets	12	1	184	1,167	14.8
(Income)/loss from equity method investments		(353)	194	3,886	49.3
Other		60	(63)	355	4.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(1,996)	(4,705)	(3,469)	(44.0)
Prepaid expenses and other assets		(2,066)	(5,577)	(5,785)	(73.4)
Accounts payable and accrued liabilities		(930)	719	991	12.5
Deferred revenue		321	479	786	10.0
Change in content assets	12	(270)	(575)	(4,451)	(56.4)
Change in content liabilities		25	92	1,972	25.0
Net cash provided by operating activities		23,772	28,212	44,379	562.8
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(12,389)	(28,323)	(20,543)	(260.5)
Proceeds from sale of property and equipment		73	235	44	0.5
Acquisitions of businesses, net of cash acquired	4	(918)	19,844	(347)	(4.4)
Investments in non-marketable equity securities		(191)	(155)	(72)	(0.9)
Proceeds from sale of equity securities	4	267	34	4,612	58.5
Proceeds from maturity of debt securities		2,887	—	—	—
Investments in term deposits		(70,082)	(55,592)	(90,975)	(1,153.8)
Maturities of term deposits		72,731	92,469	57,967	735.2
Loans granted, net of proceeds from repayments		(166)	(372)	178	2.2
Deconsolidation of cash and cash equivalents of Yandex.Market		—	(2,181)	—	—
Net cash (used in)/provided by investing activities		(7,788)	25,959	(49,136)	(623.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		328	115	156	2.0
Repurchases of share options		(77)	—	(88)	(1.1)
Purchase of redeemable noncontrolling interests		—	—	(747)	(9.5)
Proceeds from sale of noncontrolling interests		—	—	20	0.3
Repurchases of convertible debt		(668)	—	—	—
Repayment of convertible debt		—	(21,281)	—	—
Repurchases of ordinary shares		—	(10,085)	(1,422)	(18.0)
Payment for contingent consideration		(195)	(1,504)	(91)	(1.2)
Payment for finance leases		—	(3)	(240)	(3.0)
Other financing activities		25	(46)	18	0.1
Net cash used in financing activities		(587)	(32,804)	(2,394)	(30.4)
Effect of exchange rate changes on cash and cash balances		(976)	4,288	(5,282)	(66.9)
Net change in cash and cash balances		14,421	25,655	(12,433)	(157.7)
Cash and cash balances at beginning of period		28,810	43,231	68,886	873.7
Cash and cash balances at end of period		43,231	68,886	56,453	716.0
Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period		28,232	42,662	68,798	872.5
Restricted cash, beginning of period		578	569	88	1.2
Cash and cash balances, beginning of period		28,810	43,231	68,886	873.7
Cash and cash equivalents, end of period		42,662	68,798	56,415	715.5
Restricted cash, end of period		569	88	38	0.5
Cash and cash balances, end of period		43,231	68,886	56,453	716.0
Supplemental disclosure of cash flow information:
Cash paid for income taxes		5,704	8,874	11,183	141.8
Cash paid for acquisitions	4	918	956	351	4.5
Interest paid		208	112	—	—
Non-cash investing activities:
Change in accounts payable for property and equipment		38	27	565	7.2
Settlement of loans granted and interest receivable through acquisition	4	—	795	—	—
Settlement of investments in relation to purchases of intangible assets		173	—	—	—
Fair value of contingent consideration included in purchase price at acquisition	4	151	—	—	—

* Adjusted to reflect restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share
	Issued and		Ordinary Shares				Accumulated				Redeemable
	Outstanding		Issued and		Treasury	Additional	Other		Non-		non-
	(Note 14)**		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2017	1	—	322,616,940	284	(8,368)	16,579	896	67,695	—	77,086	1,506
Share-based compensation expense	—	—	—	—	—	4,193	—	—	—	4,193	—
Exercise of share options (Note 16)	—	—	3,687,902	—	—	335	—	—	—	335	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(85)	—	—	—	(85)	—
Class B shares conversion	—	—	—	(13)	—	13	—	—	—	—	—
Reissue of shares for options exercised	—	—	—	—	4,554	(4,554)	—	—	—	—	—
Repurchase of convertible debt	—	—	—	—	—	(12)	—	—	—	(12)	—
Foreign currency translation adjustment	—	—	—	—	—	—	968	—	—	968	—
Net income / (loss)	—	—	—	—	—	—	—	9,201	—	9,201	(120)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(8,435)	—	(8,435)	8,435
Balance as of December 31, 2017*	1	—	326,304,842	271	(3,814)	16,469	1,864	68,461	—	83,251	9,821
Share-based compensation expense	—	—	—	—	—	6,552	—	—	—	6,552	—
Exercise of share options (Note 16)	—	—	3,182,860	—	—	110	—	—	—	110	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(84)	—	—	—	(84)	—
Class B shares conversion	—	—	—	(8)	—	8	—	—	—	—	—
Repurchases of shares (Note 14)	—	—	(4,760,679)	—	(10,157)	—	—	—	—	(10,157)	—
Reissue of shares for options exercised	—	—	—	—	3,202	(3,202)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,243	—	1,809	8,052	50
Business combination	—	—	—	—	—	49,384	—	—	22,588	71,972	278
Settlement of contingent consideration by Class A shares	—	—	—	—	—	500	—	—	—	500	—
Other	—	—	—	—	—	(8)	75	(29)	—	38	—
Net income / (loss)	—	—	—	—	—	—	—	45,984	(1,661)	44,323	(65)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,951)	—	(2,951)	2,951
Balance as of December 31, 2018*	1	—	324,727,023	263	(10,769)	69,729	8,182	111,465	22,736	201,606	13,035
Share-based compensation expense	—	—	—	—	—	9,855	—	—	—	9,855	—
Exercise of share options (Note 16)	—	—	5,591,934	—	—	156	—	—	—	156	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(102)	—	—	—	(102)	—
Class B shares conversion	—	—	—	(2)	—	2	—	—	—	—	—
Repurchases of shares (Note 14)	—	—	(460,791)	—	(1,206)	—	—	—	—	(1,206)	—
Reissue of shares for options exercised	—	—	—	—	11,564	(11,564)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(3,341)	—	(947)	(4,288)	(18)
Purchase of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(747)
Other	—	—	—	—	—	(26)	—	189	—	163	(218)
Net income / (loss)	—	—	—	—	—	—	—	12,826	(1,528)	11,298	(99)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,293)	—	(2,293)	2,293
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,841	122,187	20,261	215,189	14,246
Balance as of December 31, 2019, $		—		3.3	(5.2)	863.0	61.4	1,549.6	257.0	2,729.1	180.7

*     Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases. Prior periods have been adjusted accordingly.

**   Priority share held in treasury as of December 31, 2019; to be transferred to Public Interest Foundation upon formation.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Yandex N.V., together with its consolidated subsidiaries (together, the “Company”), is a technology company that builds intelligent products and services powered by machine learning. The Company generates a substantial part of its revenues from online advertising, while the share of other revenues, primarily represented by commission-based revenues of its Taxi business, continues to increase as a portion of the Company’s total revenues.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to impairment assessments of investments in non-marketable equity securities, redeemable noncontrolling interests, impairment assessments of goodwill and intangible assets, useful lives of property and equipment and intangible assets, accounts receivable allowance, fair values of share-based awards, deferred tax assets recoverability, operating lease incremental borrowing rate, fair values of financial instruments, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other (loss)/income, net in the accompanying consolidated statements of income.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 78.8493 to $1.00, the prevailing exchange rate as of March 25, 2020. March 25, 2020 is the most recent practicable date used for convenience translation of RUB amounts due to significant changes of exchange rate from RUB 61.9057 to $1 as of December 31, 2019 (Note 19). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Certain Risks and Concentrations

The Company’s revenues are substantially derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in users’ internet preferences or advertiser spending behavior could adversely affect the Company’s financial position and results of operations.

In addition, the Company’s principal business activities are within the Russian Federation. Laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes, which could impact the Company’s financial position and results of operations.

Other revenues, primarily represented by commission-based revenues of the Taxi business, continue to represent an increasing share of the Company’s total revenues. Significant changes in the ride-hailing industry could adversely affect the Company's financial position and results of operations.

Approximately half of the Company’s revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients. Accounts receivable are typically unsecured and are primarily derived from revenues earned from customers located in the Russian Federation.

No individual customer or groups of affiliated customers represented more than 10% of the Company’s revenues in 2017,  2018 and 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Revenue is recognized when the control of promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company's contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations. Revenue is recorded net of value added tax (“VAT”).

The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Online Advertising Revenues

The Company’s online advertising revenues are generated from serving online ads on its own websites and on Yandex ad network members’ websites. Advance payments received by the Company from advertisers are recorded as deferred revenue on the Company’s consolidated balance sheets and recognized as online advertising revenues in the period services are provided.

Advertising sales commissions and bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 7,375, RUB 9,367 and RUB 10,576  ($134.1) in 2017, 2018 and 2019, respectively.

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

The Company recognized revenue for Yandex.Market services in the consolidated statements of income until the deconsolidation of Yandex.Market in April 2018 (Note 4). Yandex.Market services were priced on a cost per click (CPC) basis, similar to Yandex.Direct.

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

Revenues of Taxi business

The revenues of the Taxi business primarily consist of commissions for providing ride-hailing services and commissions for food delivery services.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

For ride-hailing services provided to individual transportation services users, the Company is not a principal and reports only Yandex.Taxi and Uber’s commission fees as revenue. For services provided to corporate transportation services clients the Company acts as the principal and revenue and related costs are recorded gross. In the regions, where revenues exceed promotional discounts to users and minimum fare guarantees to drivers, the discounts and guarantees are netted against revenues. In the regions, where discounts to users and minimum fare guarantees exceed the related revenues, the excess is presented in sales, general and administrative expenses in the consolidated statements of income.

For food delivery services provided to individual service users, the Company is not a principal and reports only Yandex.Eats’s commission fees as revenue. In the regions, where revenues exceed promotional discounts to users, the discounts are netted against revenues. In the regions, where discounts to users exceed the related revenues, the excess is presented in sales, general and administrative expenses in the consolidated statements of income.

The Company recorded RUB 19,095  ($242.2) of promotional discounts to users and minimum fare guarantees in 2019 (RUB 14,311 in 2018 and RUB 9,737 in 2017), of which RUB 17,202  ($218.2) (RUB 11,574 in 2018 and RUB 4,606 in 2017) were netted against revenues and RUB 1,893  ($24.0) (RUB 2,737 in 2018 and RUB 5,131 in 2017) were presented in sales, general and administrative expenses.

Other Revenue

The Company’s other revenue primarily consists of revenues from the Company’s car-sharing business and media services.

The Company’s revenue from its car-sharing business and media services is recognized over the period when the respective services are provided to users.

Practical Expedients and Exemptions

The Company accounts for sales commissions and agency bonuses as incurred because the amortization period is one year or less.

The Company does not disclose the value of unsatisfied performance obligations as of period end for contracts with an original expected duration of one year or less and contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

Cost of Revenues

Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners (“distribution partners”) who distribute the Company’s products or otherwise direct search queries to the Company’s websites. These amounts are primarily based on revenue‑sharing arrangements with ad network members and distribution partners. Traffic acquisition costs are expensed as incurred. Cost of revenues also includes expenses associated with the operation of the Company’s data centers, including personnel costs, share-based compensation, rent, utilities and bandwidth costs; cost of corporate taxi services; Yandex.Drive car leases, gasoline costs and outsourced services such as insurance, maintenance and other services; as well as content acquisition costs, cost of devices sold and other cost of revenues.

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company’s search engine and other Company’s websites and technology

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff.

Software development costs, including costs to develop software products, are expensed before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and, as a result, development costs that meet the criteria for capitalization were not material for the periods presented.

Advertising and Promotional Expenses

The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2017, 2018 and 2019, promotional and advertising expenses totaled approximately RUB 13,054, RUB 15,372 and RUB 18,350  ($232.7), respectively.

Social Security Contributions

The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. In Russia, the amount was calculated using a regressive rate (from 14% to 4% for accredited IT companies and from 30% to 15% for other companies in 2019, 2018 and 2017) based on the annual compensation of each employee. These contributions are expensed as incurred.

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

Income Taxes

Current tax expense/(benefit) is calculated as the estimated amount expected to be recovered from or paid to the taxing authorities based on the taxable income for the period. Deferred tax assets and liabilities are recognized for the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for carryforwards. Deferred tax assets, including those for operating loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax asset or liability is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are classified as non‑current. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. In making such a determination, management consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, limitations and enacted changes to the tax legislation in respective jurisdictions, tax-planning strategies, and results of recent operations.

The effects of tax positions are recognized in the consolidated financial statements if it is more likely than not that they will be sustained on examination by the taxing authorities, including resolution of related appeals or litigation processes, if any.

Recognized tax benefits are measured as the largest amount that is greater than 50 percent likely of being realized upon settlement.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of income. Accrued interest and penalties are presented in the consolidated balance sheets within other accrued liabilities, non-current or income and non-income taxes payable together with unrecognized tax benefits based on the timing of expected resolution.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non‑owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2017, 2018 and 2019 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 8,182 as of December 31, 2018 and RUB 4,841  ($61.4) as of December 31, 2019 solely comprises cumulative foreign currency translation adjustment.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Fair Value of Financial Instruments

Financial instruments carried on the balance sheets include cash and cash equivalents, term deposits, restricted cash, investments in equity securities, accounts receivable and funds receivable, loans to employees, accounts payable and accrued liabilities. The carrying amounts of cash and cash equivalents, short-term deposits, current restricted cash, accounts receivable and funds receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short‑term nature of those instruments.

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

As of December 31, 2017, the Company held interests in a third party, Edadeal, a Russian limited liability company (“Edadeal”), through loans and a 10% equity interest. Edadeal was primarily financed by the Company’s loans and operated an application for grocery shopping offers, coupons and cashback. The Company had treated Edadeal as a VIE since Edadeal did not have sufficient equity at risk. The Company had determined that it should not consolidate Edadeal as it was not the primary beneficiary and lacked power through voting or similar rights to direct the activities that most significantly affected Edadeal’s economic performance. The Company’s investments related to Edadeal included in investments in non-marketable equity securities and loans granted to third parties (Note 5) totaled RUB 361

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

as of December 31, 2017, representing the Company’s maximum exposure to loss. In October 2018, the Company acquired the remaining 90% interest in Edadeal (Note 4).

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

Inventories

Inventories are valued at the lower of cost or net realizable value. The Company estimates the net realizable value of such inventories based on analysis and assumptions. A change to the carrying value of inventories is recorded to cost of goods sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their useful lives. Capital expenditures incurred before property and equipment are ready for their intended use are capitalized as assets not yet in use.

Depreciation is computed under the straight‑line method using estimated useful lives as follows:

busine
Estimated useful lives
Servers and network equipment	3.0-4.0 years
Infrastructure systems	3.0-10.0 years
Office furniture and equipment	3.0 years
Buildings	10.0-20.0 years
Land rights	50.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	2.0‑5.0 years

Land is not depreciated.

Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

Leases

The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (“ROU”) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its credit risk, term of the lease, total lease payments and adjust for the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term.

The Company has elected to separately account for lease and non-lease components for any leases within its existing classes of assets based on the identifiable standalone price of such non-lease components and, as a result, allocates part of lease contract consideration to non-lease component and account for it separately. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

Operating leases are included in the operating lease right-of-use assets and accounts payable and accrued liabilities lines for current leases and in the operating lease liabilities line for non-current leases in the Company's consolidated balance sheets. Finance leases are included in the property and equipment, net, accounts payable and accrued liabilities and other accrued liabilities lines in the Company's consolidated balance sheets.

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

The Company did not recognize any goodwill impairment for the years ended December 31, 2017 and 2018. In 2019, the Company recognized goodwill impairment in the amount of RUB 762 ($9.7)  related to Food Party LLC acquisition as a result of the annual goodwill impairment test. The impairment is the full amount of goodwill recognized at the Food Party LLC acquisition date and allocated to the Taxi segment. The goodwill impairment is the result of the absence of expected synergies from integration of Food Party LLC business model with the existing operations of the Company’s other businesses or technologies, resulting in a change of business model of Food Party LLC. Fair value of Food Party LLC is considered to be equal to the carrying amount of the Food Party's net assets as of December 31, 2019.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1.0 to 15.9 years, with a weighted‑average life of 8.2 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.0-10.0 years
Customer relationships	2.0-15.9 years
Patents and licenses	6.8 years
Non-compete agreements	2.0-5.0 years
Trade names and domain names	2.0-10.0 years
Workforce	4.0 years
Supplier relationships	1.0 year
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

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

Content assets

The Company licenses and produces content, including original programming, in order to offer users unlimited viewing of TV series and films via subscription or ad-supported models. Most of our content license agreements are for a fixed fee and specific windows of availability. Payments for content assets, including additions to streaming assets and the changes in related liabilities, are classified within net cash provided by operating activities on the consolidated statements of cash flows. For licenses, the Company capitalizes the fee per title/package and records a corresponding liability at the gross amount of the liability when the license period begins, the cost of the title is known and the title is accepted and available for streaming. Content which is licensed for less than a year is recognized as current content assets, net within the other current assets line and content which is licensed for a period of more than one year is recognized as non-current content assets, net on the consolidated balance sheets.

For produced content, the Company capitalizes costs associated with content production, including development costs, direct costs and production overhead. These amounts are included in the non-current content assets, net line on the consolidated balance sheets.

For the advertising-supported programming channels, the Company’s general policy is to amortize each program’s costs on a straight-line basis over its license period. For over-the-top (OTT) services that are not advertising-supported, the Company’s general policy is to amortize each program based on factors such as estimated viewing patterns. The Company amortizes content assets (licensed and produced) in the cost of revenues line on the consolidated statements of income. The Company reviews factors impacting the amortization of content assets on an ongoing basis.

For films and television programs predominantly monetized individually, the amortization of capitalized costs is based on the proportion of the film’s (or television program’s) revenues recognized for such period to the film’s (or television program’s) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s or television program’s life cycle).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company’s video business model is subscription-based, rather than based on revenues generated from individual programs. Main content assets, both licensed and produced, are reviewed in aggregate at a film group level when an event or change in circumstances indicates a change in the expected usefulness of the content asset or that the fair value may be less than unamortized cost. To date, the Company has not identified any such event or changes in circumstances. If such changes are identified in the future, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off.

Recently Adopted Accounting Pronouncements

Effective January 1, 2019, the Company adopted Topic 842 “Leases”, as amended, which supersedes the lease accounting guidance under Topic 840, and requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a ROU model that requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the consolidated statements of income. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application (January 1, 2017). The Company elected to restate retrospectively comparative periods presented in the consolidated financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented.

The new standard provides a number of optional practical expedients in transition. The Company elected the practical expedients to not reassess its prior conclusions about lease identification under the new standard, to not reassess lease classification, and to not reassess initial direct costs. The Company also elected not to apply the recognition requirements of ASC 842 to short-term leases.

The effect of the changes made to the comparative periods presented in the consolidated financial statements was as follows:

	Before ASC 842 adoption	Effect of ASC 842 adoption	Other reclassifications*	As reported
	RUB	RUB	RUB	RUB
Prepaid expenses as of December 31, 2018	2,608	(489)	—	2,119
Funds receivable, net as of December 31, 2018	—	—	2,217	2,217
Other current assets as of December 31, 2018	6,444	(50)	(2,217)	4,177
Operating lease right-of-use assets as of December 31, 2018	—	17,654	—	17,654
Deferred tax assets as of December 31, 2018	3,239	284	—	3,523
Retained earnings as of December 31, 2017	68,036	425	—	68,461
Retained earnings as of December 31, 2018	112,644	(1,179)	—	111,465
Accounts payable and accrued liabilities as of December 31, 2018	16,886	6,018	—	22,904
Operating lease liabilities as of December 31, 2018	—	12,560	—	12,560
Cost of revenues for the year ended December 31, 2017	23,937	15	—	23,952
Cost of revenues for the year ended December 31, 2018	35,890	3	—	35,893
Product development for the year ended December 31, 2017	18,761	105	—	18,866
Product development for the year ended December 31, 2018	22,569	10	—	22,579
Sales, general and administrative for the year ended December 31, 2017	27,081	74	—	27,155
Sales, general and administrative for the year ended December 31, 2018	36,200	6	—	36,206
Income from operations for the year ended December 31, 2017	13,036	(194)	—	12,842
Income from operations for the year ended December 31, 2018	20,861	(19)	—	20,842
Income from equity method investments for the year ended December 31, 2017	—	—	353	353
Other loss, net for the year ended December 31, 2017	(1,466)	709	(353)	(1,110)
Loss from equity method investments for the year ended December 31, 2018	—	—	(194)	(194)
Other income, net for the year ended December 31, 2018	2,922	(1,986)	194	1,130
Income tax expense for the year ended December 31, 2017	4,926	90	—	5,016
Income tax expense for the year ended December 31, 2018	8,603	(402)	—	8,201
Net income for the year ended December 31, 2017	8,656	425	—	9,081
Net income for the year ended December 31, 2018	45,861	(1,603)	—	44,258

* Certain reclassifications have been made to the prior years’ consolidated balance sheets and consolidated statements of

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

income due to separation of certain line items in 2017 and 2018.

The effect of the changes made for per share amounts for the year ended December 31, 2017 was as follows:

	Before ASC 842 adoption		Effect of ASC 842 adoption		As reported
	Class A	Class B	Class A	Class B	Class A	Class B
	RUB	RUB	RUB	RUB	RUB	RUB
Net income, allocated for basic	7,583	1,193	367	58	7,950	1,251
Reallocation of net income as a result of conversion of Class B to Class A shares	1,193	—	58	—	1,251	—
Reallocation of net income to Class B shares	—	(19)	—	—	—	(19)
Net income, allocated for diluted	8,776	1,174	425	58	9,201	1,232
Weighted average ordinary shares outstanding—basic	280,586,437	44,161,451	—	—	280,586,437	44,161,451
Dilutive effect of:
Conversion of Class B to Class A shares	44,161,451	—	—	—	44,161,451	—
Share-Based Awards	6,496,073	146,027	—	—	6,496,073	146,027
Weighted average ordinary shares outstanding—diluted	331,243,961	44,307,478	—	—	331,243,961	44,307,478
Net income per share attributable to ordinary shareholders:
Basic	27.02	27.02	1.31	1.31	28.33	28.33
Diluted	26.49	26.49	1.28	1.28	27.77	27.77

The effect of the changes made for per share amounts for the year ended December 31, 2018 was as follows:

	Before ASC 842 adoption		Effect of ASC 842 adoption		As reported
	Class A	Class B	Class A	Class B	Class A	Class B
	RUB	RUB	RUB	RUB	RUB	RUB
Net income, allocated for basic	42,010	5,577	(1,415)	(188)	40,595	5,389
Reallocation of net income as a result of conversion of Class B to Class A shares	5,577	—	(188)	—	5,389	—
Reallocation of net income to Class B shares	—	(140)	—	4	—	(136)
Net income, allocated for diluted	47,587	5,437	(1,603)	(184)	45,984	5,253
Weighted average ordinary shares outstanding—basic	288,380,711	38,286,407	—	—	288,380,711	38,286,407
Dilutive effect of:
Conversion of Class B to Class A shares	38,286,407	—	—	—	38,286,407	—
Share-Based Awards	8,494,944	6,529	—	—	8,494,944	6,529
Weighted average ordinary shares outstanding—diluted	335,162,062	38,292,936	—	—	335,162,062	38,292,936
Net income per share attributable to ordinary shareholders:
Basic	145.67	145.67	(4.90)	(4.90)	140.77	140.77
Diluted	141.98	141.98	(4.78)	(4.78)	137.20	137.20

In the first quarter of 2019, the Company early adopted an ASU that clarifies accounting for content assets. The standard aligns the accounting for production costs of episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. This ASU also requires that an entity reassesses estimates of the use of a film in a film group and accounts for any changes prospectively. In addition, it requires that an entity tests films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements. The new standard was applied prospectively. There was no material impact on the Company’s consolidated financial statements. See also Summary of Significant Accounting Policies – Content assets above and Note 12 – Content assets.

Effect of Recently Issued Accounting Pronouncements

In June 2016, the FASB issued an ASU which requires the measurement and recognition of expected credit

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

losses for financial assets held at amortized cost to be presented at the net amount expected to be collected. The ASU is effective for reporting periods beginning after December 15, 2019. Early adoption is permitted for reporting periods beginning after December 15, 2018. This ASU replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted the standard effective January 1, 2020, using modified retrospective method with a cumulative effect adjustment to be recognized in the opening balance of retained earnings in the period of adoption. Based on the composition of the Company’s investment portfolio, current market conditions and historical credit loss activity, the Company expects to record a cumulative-effect adjustment to accumulated retained earnings of approximately RUB 500  ($6.3) on January 1, 2020 in connection with the adoption of ASU. The adjustment reflects the expected allowance based on Company’s current estimate.

In August 2018, the FASB issued an ASU which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard effective January 1, 2020, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future financial statements.

3. NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the years ended December 31, 2017, 2018 and 2019 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share‑Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share‑Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2017, 2018 and 2019, was 1,862,125,  3,016,826 and 4,305,674, respectively. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the year ended December 31, 2018, because the effects were anti-dilutive. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the year ended December 31, 2017, because the effects were not significant.

The Company’s convertible notes due 2018 provided for a flexible settlement feature. In December 2018, the convertible debt matured and the Company repaid the convertible debt for cash. The convertible debt was anti‑dilutive in the years ended December 31, 2017 and 2018.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2017		2018		2019
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	7,950	1,251	40,595	5,389	11,349	143.9	1,477	18.7
Reallocation of net income as a result of conversion of Class B to Class A shares	1,251	—	5,389	—	1,477	18.7	—	—
Reallocation of net income to Class B shares	—	(19)	—	(136)	—	—	(38)	(0.4)
Dilution in Classifieds	—	—	—	—	(10)	(0.1)	—	—
Net income, allocated for diluted	9,201	1,232	45,984	5,253	12,816	162.5	1,439	18.3
Weighted average ordinary shares outstanding—basic	280,586,437	44,161,451	288,380,711	38,286,407	289,468,245	289,468,245	37,659,069	37,659,069
Dilutive effect of:
Conversion of Class B to Class A shares	44,161,451	—	38,286,407	—	37,659,069	37,659,069	—	—
Share-Based Awards	6,496,073	146,027	8,494,944	6,529	8,300,823	8,300,823	—	—
Weighted average ordinary shares outstanding—diluted	331,243,961	44,307,478	335,162,062	38,292,936	335,428,137	335,428,137	37,659,069	37,659,069
Net income per share attributable to ordinary shareholders:
Basic	28.33	28.33	140.77	140.77	39.21	0.50	39.21	0.50
Diluted	27.77	27.77	137.20	137.20	38.21	0.48	38.21	0.48

4. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2019

TheQuestion

In March 2019, the Company completed the acquisition of assets and assumption of liabilities of Znanie Company Limited (Cyprus) and its two subsidiaries, Znanie Development Company Limited (Cyprus) and Znanie LLC (Russia) (“TheQuestion”). TheQuestion is an internet-based question-and-answer social network. The primary purpose of the acquisition of TheQuestion was to enlarge the database of answers to specific search queries and to enhance the quality of search results provided by Yandex’s Search portal. The fair value of the consideration transferred totaled RUB 384 ($4.9), including cash consideration of RUB 351 ($4.5) and deferred consideration of RUB 33 ($0.4). The deferred consideration arrangement requires the Company to pay additional cash consideration to the former investors within a four-year period. No additional consideration has been paid to date. The Company accounted for the acquisition as a business combination.

Set out below is the condensed balance sheet of TheQuestion as of March 11, 2019, reflecting an allocation of the purchase price to net assets acquired:

March 11, 2019
RUB
ASSETS:
Intangible assets	113
Other current assets	5
Goodwill	295
Total assets	413
Current liabilities	6
Deferred tax liabilities	23
Total liabilities	29
Net assets	384
Total purchase consideration	384

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The RUB 295 assigned to goodwill is attributable to the Search and Portal reportable segment and is primarily attributable to expected synergies that result from convergence with TheQuestion’s unique question-and-answer data. RUB 113 assigned to intangible assets relates to software that will be amortized over a period of 1 year.

The results of operations of TheQuestion for the period prior to the acquisition would not have had a material impact on the Company’s results of operations for the year ended December 31, 2018. Accordingly, no pro forma financial information is presented.

Acquisitions in 2018

Uber

In February 2018, the Company and Uber International C.V. (“Uber”), a subsidiary of Uber Technologies Inc.,  completed the combination of Yandex.Taxi Holding B.V. with several Uber legal entities into MLU B.V., a Dutch private limited liability company. The Company and Uber each contributed their legal entities operating the ride-hailing and food delivery businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus and Georgia, and $100.0  (RUB 5,722 as of the date of acquisition) and $225.0 (RUB 12,874 as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination.

Immediately after the completion of the transaction, Uber Technologies Inc. transferred 1,527,507 of its Class A Common Shares to the Company in exchange for additional 2.03% in the share capital of MLU B.V. At the same time, Uber Technologies Inc. entered into an arrangement with the Company to hold an option to repurchase these shares after the 3-year period from the one-year anniversary of deal close, while the Company has an option to sell these shares to Uber. This option was exercised in the year 2019 (Note 5).

As a result of the above transactions, 61.00% of the share capital of the combined entity is held by the Company, 37.96% by Uber and 1.04% by the employees of the MLU business based on the total number of outstanding shares.

The acquisition-date fair value of the consideration transferred amounted to RUB 53,261, which consisted of cash consideration, in the amount of RUB 3,061 and non-cash consideration, represented by the fair value of noncontrolling interest in the Yandex.Taxi business contributed.

The fair value of non-cash consideration at the acquisition date was RUB 50,200, which was determined using a discounted cash flow model. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement as defined by ASC 820.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Set out below is the condensed balance sheet of the Uber business contributed as of February 7, 2018, reflecting the allocation of the purchase price to net assets acquired:

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

Of the RUB 7,257 assigned to intangible assets, approximately RUB 2,115 relates to the acquired license in the territories for the Uber brand that will be amortized over a period of 6.9 years and approximately RUB 5,142 represents customer relationships that will be amortized over a period of 15.9 years.

The RUB 42,026 of goodwill was assigned to the Taxi reportable segment. The Company expects to achieve significant synergies and cost reductions using Yandex’s deep technological expertise and the global ride-hailing expertise of Uber. None of the goodwill is expected to be deductible for income tax purposes.

The Сompany recognized RUB 319 and RUB 482 of acquisition related costs that were expensed in the years ended December 31, 2017 and December 31, 2018, respectively. These costs are recorded in sales, general and administrative expenses in the consolidated statements of income.

The fair value of the noncontrolling interest was determined based on the fair value of the Uber business contributed. The fair value was estimated using a discounted cash flow model. As Uber was a private company as of the closing date, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820.

The fair value of the Uber business was determined using cash flow projections based on financial budgets and forecasts covering a five-year period. The cash flows beyond that five-year period have been estimated based on sustainable long-term growth rates.

The pro forma consolidated statements of income, as if had been included in the consolidated results of the Company for the year ended December 31, 2017, would include revenue in the amount of RUB 668 and net loss in the amount of RUB 7,531.

The results of operations of the Uber business contributed after acquisition for the period since February 7, 2018 to December 31, 2018 include revenue in the amount of RUB 861 and net loss in the amount of RUB 1,380.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The unaudited pro forma consolidated statements of income, as if had been included in the consolidated results of the Company for the year ended December 31, 2018, would include revenue in the amount of RUB 1,031 and net loss in the amount of RUB 1,495.

The unaudited pro forma amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the Uber business contributed to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2017, together with the consequential tax effects.

Edadeal

In October 2018, the Company completed the acquisition of 90% in Edadeal LLC and its subsidiary (“Edadeal”), a daily deal and coupon aggregator, which is used to find deals for grocery stores, thus increasing the Company’s ownership interest from 10% to 100%. As of the date of acquisition, the Company measured the fair value of the Company’s initial 10% equity investments in Edadeal at the amount of RUB 26, which was reflected in the purchase consideration. Cash consideration transferred totaled RUB 233. The acquisition was accounted for as a business combination.

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

The RUB 622 assigned to goodwill is attributable to the Search and Portal reportable segment and is primarily attributable to expected synergies that result from convergence with Edadeal’s unique audience and data. Of the RUB 357 assigned to intangible assets, approximately RUB 251 relates to software that will be amortized over a period of 4.0 years, RUB 61 relates to customer relationships and RUB 45 relates to brand.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Formation of Yandex.Market joint venture in 2018

Yandex.Market

On April 27, 2018, the Company and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000. Since that date, each of the Company and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. The Company retained a noncontrolling interest and significant influence over Yandex.Market's business. Accordingly, Yandex.Market's results of operations before the transaction are classified within continuing operations.

On April 27, 2018, the Company deconsolidated Yandex.Market from the Company’s consolidated financial results and accounted for its investment under the equity method within the investments in non-marketable equity securities line in the consolidated statements of income, initially at fair value of RUB 29,985. It resulted in a gain on the deconsolidation in the amount of RUB 28,244.  Fair value has been determined using valuation techniques such as discounted cash flows. Starting April 27, 2018, the Company records a share of Yandex.Market’s financial results within the other (loss)/income, net line in the consolidated statements of income.

Other

During the year ended December 31, 2018, the Company completed other acquisitions for total consideration of approximately RUB 751. In aggregate, RUB 17 was cash acquired, RUB 14 was attributed to property and equipment, RUB 130 was attributed to intangible assets, RUB 792 was attributed to goodwill, RUB 15 was attributed to deferred tax liabilities, RUB 22 was attributed to net current assets assumed and RUB 209 was attributed to redeemable noncontrolling interests. Goodwill is mainly attributable to the Taxi reportable segment and primarily arises due to specific synergies that result from the integration with the existing operations of other businesses or technologies of the Company.

Acquisitions in 2017

Shkulev

In June 2017, the Company completed the acquisition of assets and assumption of liabilities of Hearst Shkulev Digital LLC (“Shkulev”), one of the biggest regional auto classifieds with the leading position in Sverdlovsk and Chelyabinsk regions of the Russian Federation, for a cash consideration of RUB 401, including a contingent consideration of RUB 52, subject to successful technical integration and client base transition. As of December 31, 2019, the total amount of contingent consideration was paid. The Company accounted for the acquisition as a business combination.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FoodFox

In December 2017, the Company completed the acquisition of a 100% ownership interest in Deloam Management Limited and its subsidiary (“FoodFox”). FoodFox is one of the leading food delivery operators in Moscow. The primary purpose of the acquisition of FoodFox was to enlarge the range of services provided by the Company. The fair value of consideration transferred totaled RUB 595 and consisted of cash consideration of RUB 541 and deferred consideration of RUB 54. The deferred consideration arrangement requires the Company to pay the additional cash consideration to FoodFox’s former shareholders and convertible debt holders, when certain legal conditions are being met within four-year period. No deferred consideration has been paid to date.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The pro forma consolidated statements of income, as if FoodFox had been included in the consolidated results of the Company for the year ended December 31, 2017, would include revenue in the amount of RUB 104 and net loss in the amount of RUB 409. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of FoodFox to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2017, together with the consequential tax effects.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
Cash	6,330	35,829	454.4
Cash equivalents:
Bank deposits	62,463	20,192	256.1
Investments in money market funds	3	3	0.1
Other cash equivalents	2	391	4.9
Total cash and cash equivalents	68,798	56,415	715.5

Accounts Receivable, Net

Accounts receivable as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
Trade accounts receivable	15,240	18,647	236.5
Allowance for doubtful accounts	(670)	(815)	(10.3)
Total accounts receivable, net	14,570	17,832	226.2

Movements in the allowance for doubtful accounts are as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Balance at the beginning of the period	450	652	670	8.5
Charges to expenses	243	103	311	3.9
Utilization	(41)	(85)	(166)	(2.1)
Balance at the end of the period	652	670	815	10.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other Current Assets

Other current assets as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
VAT reclaimable	2,002	3,879	49.2
Prepaid income tax	78	1,321	16.8
Other receivables	398	1,009	12.8
Loans to employees	744	998	12.7
Inventory	265	808	10.1
Interest receivable	261	409	5.2
Current content assets	152	395	5.0
Loans granted to third parties	11	328	4.2
Prepaid other taxes	21	107	1.4
Loans granted to related parties (Note 18)	174	5	0.1
Restricted cash	71	22	0.3
Other	—	324	4.0
Total other current assets	4,177	9,605	121.8

The loans granted to third parties as of December 31, 2019 represent a U.S. dollar loan bearing interest of 2% which is expected to be fully repaid, along with accrued interest, within 12 months after the reporting date, and a current part of a RUB denominated loan bearing interest of 3% per annum maturing in 2020–2025.

Restricted cash as of December 31, 2018 and 2019 consisted of cash reserved as a letter of credit for the purchase of datacenter equipment in the amount of RUB 40 and nil respectively, cash reserved as a guarantee deposit for a lease agreement in the amount of RUB 21 and RUB 18  ($0.2) respectively, and other restricted cash in the total amount of RUB 10 and RUB 4 ($0.1) respectively.

Other Non‑current Assets

Other non‑current assets as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
Loans to employees	2,139	2,763	35.0
VAT reclaimable	626	820	10.4
Loans granted to third parties	402	37	0.4
Restricted cash	17	16	0.2
Interest receivable	5	6	0.1
Other receivables	73	—	—
Loans granted to related parties (Note 18)	33	38	0.5
Other non-current assets	178	14	0.2
Total other non-current assets	3,473	3,694	46.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Investments in Non-Marketable Equity Securities

Investments in non‑marketable equity securities as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
Yandex.Market B.V. (Note 4)	29,404	25,075	318.0
Uber International C.V. (Note 4)	4,392	—	—
Yandex.Money	1,676	2,132	27.0
Other	1,012	866	11.0
Total investments in non-marketable equity securities	36,484	28,073	356.0

Other includes limited partnership stakes in unaffiliated venture capital funds and minority investments in unaffiliated technology companies in the amount of RUB 866 and RUB 768 ($9.7) as of December 31, 2018 and 2019. There were no changes in the percentage share in 2019.

In July 2013, the Company completed the sale of a 75% (less one ruble) interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUB 1,964  ($59.1 at the exchange rate as of the sale date). The Company retained a noncontrolling interest (25% plus one ruble) and significant influence over Yandex.Money's business; accordingly, the Company accounts for its investment under the equity method. The Company records its share of the results of the investee in the amount of income of RUB 464 and income of RUB 455  ($5.8) for the years ended December 31, 2018 and 2019, respectively, within the other (loss)/income, net line in the consolidated statements of income.

Summarized Financial Information of Yandex.Market B.V.

The following table presents summarized information about the assets, liabilities of the Company’s equity method investee Yandex.Market B.V. as of December 31, 2018 and 2019:

	2018	2019	2019
	RUB	RUB	$
Current assets	33,816	30,136	382.2
Non-current assets	442	6,297	79.9
Current liabilities	3,050	7,448	94.5
Non-current liabilities	46	5,140	65.2

The following table presents summarized information about the results of operations of Yandex.Market B.V. for the year ended December 31, 2019 and for the period since the deconsolidation of Yandex.Market (Note 4) to December 31, 2018:

	2018*	2019	2019
	RUB	RUB	$
Total revenues	6,196	19,370	245.7
Total operating expenses	(8,026)	(28,900)	(366.5)
Net loss	(611)	(7,777)	(98.6)

* From April 28 till December 31, 2018

The Company records its share in the results of the investee in the amount of a net loss of RUB 576 and a net loss of RUB 4,330  ($54.9) for the years ended December 31, 2018 and 2019, respectively, within the other (loss)/income, net line in the consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2018 and 2019 comprise the following:

	2018	2019	2019
	RUB	RUB	$
Trade accounts payable and accrued liabilities	14,715	21,916	277.9
Operating lease liabilities, current	6,516	10,603	134.5
Salary and other compensation expenses payable/accrued to employees	1,673	2,459	31.2
Total accounts payable and accrued liabilities	22,904	34,978	443.6

Other (Loss)/Income, Net

The following table presents the components of other (loss)/income, net for the periods presented:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Foreign exchange (losses)/gains	(1,075)	1,169	(1,294)	(16.4)
Gain from sale of equity securities	33	—	—	—
Loss from repurchases of convertible debt	(6)	—	—	—
Other	(62)	(39)	94	1.2
Total other (loss)/income, net	(1,110)	1,130	(1,200)	(15.2)

Income and non-income taxes payable

Income and non-income taxes payable line of consolidated balance sheets includes income taxes payable in the amount of RUB 843 and RUB 418 ($5.3) as of December 31, 2018 and 2019, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

There were no reclassifications of losses out of accumulated other comprehensive income in the years ended December 31, 2017, 2018 and 2019.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of derivative instruments as of December 31, 2018 and 2019 is as follows:

	Balance Sheet Location	2018	2019	2019
		RUB	RUB	$
Foreign exchange contracts	Other non-current assets	70	14	0.2
Total derivative assets		70	14	0.2
Foreign exchange contracts	Other accrued liabilities	1	1	0.1
Total derivative liabilities		1	1	0.1

The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2017, 2018 and 2019 amounted to a gain of RUB 41 and losses of RUB 1 and RUB 98 ($1.2), respectively.

The Company used non-derivative financial instruments to protect the Company from the risk that the U.S. dollar-denominated Moscow office rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. In March 2017, the Company designated $102.8 (RUB 5,976 at the exchange rate as of the date of designation) of its U.S. dollar-denominated deposits with a third party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitment on its Moscow headquarters operating lease arrangements. As of December 31, 2018, this deposit was used in the full amount.

The Company also used non-derivative financial instruments to protect the Company from risk that the U.S. dollar-denominated purchases of its servers and network equipment will be adversely affected by changes in the exchange rates and to avoid volatility of balances related to property and equipment, net on the consolidated balance sheets. In the first and third quarters of 2019, the Company designated $108.3 (RUB 7,010 at the exchange rate as of the dates of designation) of its U.S. dollar-denominated deposits with a third party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitments on purchases of its servers and network equipment. As of December 31, 2019, these deposits were used in the full amount.

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

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3— redeemable noncontrolling interests and deferred consideration that were measured on a recurring basis with a fair value. The fair value was determined based on significant unobservable inputs and thus represented a Level 3 measurement as defined by ASC 820.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of assets and liabilities as of December 31, 2018, including those measured at fair value on a recurring basis, consisted of the following:

	Level 1	Level 2	Level 3	Total
	RUB	RUB	RUB	RUB
Assets :
Cash equivalents:
Bank deposits(1) (Note 5)	—	62,463	—	62,463
Investments in money market funds (Note 5)	3	—	—	3
Derivative contracts(2) (Note 6)	—	70	—	70
Restricted cash (Note 5)	88	—	—	88
Loans to employees (Note 5)	—	2,883	—	2,883
Loans granted (Note 5)	—	620	—	620
	91	66,036	—	66,127
Liabilities:
Contingent consideration(2)	—	—	83	83
Derivative contracts(2) (Note 6)	—	1	—	1
Redeemable noncontrolling interests (Note 15)	—	—	13,035	13,035
	—	1	13,118	13,119

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.
(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2018.

The fair value of assets and liabilities as of December 31, 2019, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	$
Assets :
Cash equivalents:
Bank deposits(1) (Note 5)	—	20,192	—	20,192	256.1
Investments in money market funds (Note 5)	3	—	—	3	0.1
Derivative contracts(2) (Note 6)	—	14	—	14	0.2
Restricted cash (Note 5)	38	—	—	38	0.5
Loans to employees (Note 5)	—	3,804	—	3,804	48.3
Loans granted (Note 5)	—	365	—	365	4.6
	41	24,375	—	24,416	309.8
Liabilities:
Contingent consideration(2)	—	—	—	—	—
Derivative contracts(2) (Note 6)	—	1	—	1	0.1
Redeemable noncontrolling interests (Note 15)	—	—	14,246	14,246	180.7
	—	1	14,246	14,247	180.8

(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

(2)	Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2019.

The fair values of the Company’s Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company’s Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2017,  2018 and 2019.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 2,598, RUB 2,897 and RUB 2,755  ($35.0) in 2017, 2018 and 2019, respectively. Such amounts are included in interest income in the consolidated statements of income.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
Servers and network equipment	49,570	59,409	753.3
Land, land rights and buildings	16,261	16,410	208.1
Infrastructure systems	8,753	9,537	121.0
Office furniture and equipment	3,585	4,843	61.4
Leasehold improvements	1,325	1,980	25.1
Other equipment	519	3,010	38.2
Assets not yet in use	1,435	3,778	47.9
Total	81,448	98,967	1,255.0
Less: accumulated depreciation	(41,708)	(51,111)	(648.1)
Total property and equipment, net	39,740	47,856	606.9

In December 2018, the Company purchased rights to a land plot in Moscow, Russia, from third parties. The Company has acquired the rights to the land and buildings, including the underlying long-term land lease rights from the Moscow Property Department of Moscow government related to the land plot, for the total amount of approximately RUB 10,046. Subject to obtaining required regulatory approvals the Company intends to construct the headquarters on this land plot.

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 250 and RUB 98  ($1.2) as of December 31, 2018 and 2019, respectively.

Depreciation expenses related to property and equipment for the years ended December 31, 2017, 2018 and 2019 amounted to RUB 9,131, RUB 9,833 and RUB 12,164  ($154.3), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. LEASES

The Company has operating leases for corporate offices, parking spots and leases for cars, which are part of Yandex.Drive service. The Company’s leases have remaining lease terms of 1 to 5 years,  some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Total operating lease cost	4,131	5,466	9,195	116.6
Finance lease cost:
Amortization of right-of-use assets	—	3	174	2.2
Interest on lease liabilities	—	1	75	0.9
Total finance lease cost	—	4	249	3.1

Supplemental cash flow information related to leases was as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	3,747	5,475	9,199	116.7
Financing cash flows from finance leases	—	3	240	3.0

Right-of-use assets obtained in exchange for lease obligations, additions:
Operating leases	1,721	7,235	12,233	155.1
Finance leases	—	113	1,568	19.9

Supplemental balance sheet information related to leases was as follows:

	2018	2019	2019
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	17,654	21,218	269.1
Operating lease liabilities – current (Note 5)	6,516	10,603	134.5
Operating lease liabilities – non-current	12,560	10,841	137.5
Total operating lease liabilities	19,076	21,444	272.0

	2018	2019	2019
	RUB	RUB	$
Finance leases
Property and equipment, at cost	113	1,680	21.3
Accumulated depreciation	(2)	(175)	(2.2)
Property and equipment, net	111	1,505	19.1
Other current liabilities	36	462	5.9
Other long-term liabilities	76	1,094	13.9
Total finance lease liabilities	112	1,556	19.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Maturities of lease liabilities were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ended December 31,
2020	11,832	150.1	578	7.3
2021	8,535	108.2	566	7.2
2022	1,472	18.7	379	4.8
2023	792	10.0	31	0.4
2024	676	8.6	28	0.4
Thereafter	291	3.7	617	7.8
Total lease payments	23,598	299.3	2,199	27.9

Less imputed interest	(2,154)	(27.3)	(643)	(8.1)
Total	21,444	272.0	1,556	19.8

Information about weighted-average remaining lease term is presented below:

	2018	2019
Weighted average remaining lease term, years
Operating leases	3.1	2.6
Finance leases	3.0	7.3

Information about weighted-average discount rate is presented below:

	2018	2019
Weighted average discount rate, %
Operating leases	6.66%	7.31%
Finance leases	9.12%	8.85%

As of December 31, 2019, the Company has additional operating leases that have not yet commenced of RUB 401  ($5.1). These operating leases will commence in fiscal year 2020 with lease terms of 3 to 5 years.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill are as follows:

	Search and Portal	Taxi	Classifieds	Media Services	E-commerce	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2018	1,607	863	5,188	1,564	106	9,328	—
Goodwill acquired	641	42,799	—	—	—	43,440	—
Disposal due to Yandex.Market deconsolidation (Note 4)	—	—	—	—	(106)	(106)	—
Balance as of December 31, 2018	2,248	43,662	5,188	1,564	—	52,662	667.9
Goodwill acquired	295	—	—	—	—	295	3.7
Goodwill impairment (Note 2)	—	(762)	—	—	—	(762)	(9.7)
Foreign currency translation adjustment	4	—	6	—	—	10	0.2
Balance as of December 31, 2019	2,547	42,900	5,194	1,564	—	52,205	662.1

Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2017, 2018 and 2019.

In the year ended December 31, 2017 the goodwill of KinoPoisk was represented within Other Bets and Experiments, but in the year ended December 31, 2018 due to the new structure of reportable segments (Note 17), it is included in Media Services.

Intangible assets, net of amortization, as of December 31, 2018 and 2019 consisted of the following intangible assets:

	2018			2019
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	3,331	(803)	2,528	3,291	(1,233)	2,058	26.1
Customer relationships	6,108	(731)	5,377	6,108	(1,180)	4,928	62.5
Content and software	1,040	(554)	486	1,153	(832)	321	4.1
Supplier relationships	12	(7)	5	12	(12)	—	—
Workforce	276	(276)	—	276	(276)	—	—
Patents and licenses	52	(37)	15	52	(44)	8	0.1
Non-compete agreements	41	(34)	7	41	(40)	1	—
Total acquisition-related intangible assets:	10,860	(2,442)	8,418	10,933	(3,617)	7,316	92.8
Other intangible assets:
Technologies and licenses	7,937	(5,321)	2,616	7,316	(4,839)	2,477	31.4
Assets not yet in use	511	—	511	572	—	572	7.3
Total other intangible assets:	8,448	(5,321)	3,127	7,888	(4,839)	3,049	38.7
Total intangible assets	19,308	(7,763)	11,545	18,821	(8,456)	10,365	131.5

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2017, 2018 and 2019 were RUB 379, RUB 1,007 and RUB 1,179  ($15.0) respectively.

Trade names and domain names in the amount of RUB 2,115 and customer relationships in the amount of RUB 5,142 represent intangible assets acquired in 2018 under the transaction with Uber (Note 4).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Amortization expenses of other intangible assets for the years ended December 31, 2017, 2018 and 2019 were RUB 1,729, RUB 1,297 and RUB 1,434 ($18.1), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets is as follows:

\
	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2020	982	1,197	2,179	27.6
2021	946	703	1,649	20.9
2022	901	366	1,267	16.1
2023	822	179	1,001	12.7
2024	745	32	777	9.9
Thereafter	2,920	—	2,920	37.0
Total	7,316	2,477	9,793	124.2

11. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for the years ended December 31, 2017, 2018 and 2019. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in the years ended December 31, 2017, 2018 and 2019.

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation and in reliance on the provisions of the Netherlands-Russia tax treaty. Due to the so‑called participation exemption, dividends distributed by the Company’s Russian subsidiaries to Yandex N.V. are exempt from income tax in the Netherlands.

Income tax expense for the years ended December 31, 2017, 2018 and 2019 consisted of the following:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Current tax expense —Russia	(5,640)	(8,220)	(9,052)	(114.8)
Current tax expense —Netherlands	(503)	(1,672)	(563)	(7.1)
Current tax expense—other	(296)	(573)	(196)	(2.6)
Total current tax expense	(6,439)	(10,465)	(9,811)	(124.5)
Deferred tax benefit/(expense) – Russia	1,018	1,656	(1,351)	(17.1)
Deferred tax benefit/(expense) – Netherlands	346	270	(418)	(5.3)
Deferred tax benefit/(expense)—other	59	338	(76)	(1.0)
Total deferred tax benefit/(expense)	1,423	2,264	(1,845)	(23.4)
Total income tax expense	(5,016)	(8,201)	(11,656)	(147.9)

The components of income before income tax expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Income before income tax expense —Russia	18,784	33,392	38,626	489.9
(Loss)/income before income tax expense —Netherlands	(6,140)	17,665	(16,916)	(214.5)
Income before income tax expense —other	1,453	1,402	1,145	14.5
Total income before income tax expense	14,097	52,459	22,855	289.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The amount of income before income tax expense in the Netherlands in the year ended December 31, 2018 includes the effect of deconsolidation of Yandex.Market (Note 4) in the amount of RUB 28,244 which is non-taxable.

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense is as follows for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Expected expense at Dutch statutory income tax rate of 25%	3,525	13,115	5,714	72.5
Effect of:
Tax on inter-company dividends	872	802	764	9.7
Non-deductible share-based compensation	1,048	1,638	2,464	31.2
Other expenses not deductible for tax purposes	612	721	1,908	24.2
Accrual/(reversal) of unrecognized tax benefit	227	(102)	319	4.0
Reversal of prior year unrecognized tax benefit accrual following tax audits	—	—	(417)	(5.3)
Equity method loss of Yandex.Market	—	73	1,088	13.8
Effect of deconsolidation of Yandex Market	—	(7,061)	—	—
Difference in foreign tax rates	(1,357)	(1,832)	(2,381)	(30.2)
Change in valuation allowance	332	850	2,285	29.0
Other	(243)	(3)	(89)	(1.0)
Income tax expense	5,016	8,201	11,656	147.9

Movements in the valuation allowance are as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Balance at the beginning of the period	(659)	(922)	(1,730)	(21.9)
Charged to expenses	(332)	(850)	(2,285)	(29.0)
Foreign currency translation adjustment	69	42	205	2.6
Balance at the end of the period	(922)	(1,730)	(3,810)	(48.3)

As of December 31, 2018 and 2019, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 32 and RUB 121  ($1.5), respectively, as a component of other accrued liabilities, non-current and RUB 36 and RUB 52  ($0.7), respectively, as a component of accounts payable and accrued liabilities as of December 31, 2018 and as a component of prepaid income tax in the other current assets line as of December 31, 2019. As of December 31, 2018 and 2019, RUB 239 and RUB 439  ($5.6), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of income tax expense in the years ended December 31, 2017, 2018 and 2019 resulted in an expense of RUB 99, a benefit of RUB 50 and an expense of RUB 106  ($1.3), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

A reconciliation of the total amounts of unrecognized tax benefits is as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Balance at the beginning of the period	580	290	239	3.0
Increases related to prior years tax positions	98	9	155	2.0
Decreases related to prior years tax positions	(13)	(111)	(11)	(0.1)
Increases related to current year tax positions	41	51	56	0.7
Settlements	(416)	—	—	—
Balance at the end of the period	290	239	439	5.6

Temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities and carryforwards give rise to the following deferred tax assets and liabilities as of December 31, 2018 and 2019:

	2018	2019	2019
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	2,696	3,223	40.9
Net operating loss carryforward	3,254	3,452	43.8
Intangible assets	399	451	5.7
Property and equipment	553	464	5.9
Operating lease liabilities	3,778	4,572	58.0
Other	28	76	0.9
Total deferred tax asset	10,708	12,238	155.2
Valuation allowance	(1,730)	(3,810)	(48.3)
Total deferred tax asset, net of valuation allowance	8,978	8,428	106.9
Deferred tax liability
Property and equipment	(1,129)	(2,265)	(28.7)
Intangible assets	(1,684)	(1,480)	(18.8)
Unremitted earnings	(510)	(953)	(12.1)
Deferred expenses	(19)	(89)	(1.1)
Allowance for doubtful accounts	(24)	(25)	(0.3)
Operating lease assets	(3,495)	(3,651)	(46.4)
Other	(166)	(69)	(0.8)
Total deferred tax liability	(7,027)	(8,532)	(108.2)
Net deferred tax asset/(liability)	1,951	(104)	(1.3)
Net deferred tax assets	3,523	1,847	23.4
Net deferred tax liabilities	(1,572)	(1,951)	(24.7)

As of December 31, 2019, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 4,783  ($60.7), of which tax losses in the amount of RUB 3,501 were generated before January 1, 2019. For Dutch corporate tax purposes tax losses incurred in 2018 and earlier expire between 2020 and 2027. Tax losses arising beginning on or after January 1, 2019 may be carried forward for 6 years, i.e. up to 2025. As of December 31, 2019, a benefit of RUB 325  ($4.1) related to the Dutch NOLs described above would be recorded by the Company in additional paid‑in capital if and when realized.

As of December 31, 2019, the Group had NOLs for Russian income tax purposes of RUB 5,604  ($71.1) which have an indefinite term of carryforward. Russian income tax law also specifies that the tax base for 2020 may be reduced by 50% maximum of tax losses carried forward.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2019, the Dutch entities of the Group (other than Yandex N.V. described above) also had NOLs for Dutch income tax purposes of RUB 5,257 ($66.7). For Dutch corporate tax purposes tax losses incurred in 2018 and earlier in the amount of RUB 4,878 may be set against taxable profit between 2020 and 2027. Tax losses arising beginning on or after January 1, 2019 may be carried forward for 6 years, i.e. up to 2025.

The Company has accrued for 5% dividend withholding tax on the portion of the current year profit of the Company’s principal Russian operating subsidiary that is considered not to be indefinitely reinvested in Russia. As of December 31, 2019, the amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 83,531 ($1,059.4). The Company estimates that the amount of the unrecognized deferred tax liability which would become payable by the Company in case of a dividends distribution related to these earnings is approximately RUB 4,177 ($53.0).

The tax years 2017-2019 remain open for examination by the Russian tax authorities with respect to the Company’s principal Russian operating subsidiary, Yandex LLC. A tax audit of Yandex LLC covering the tax years 2015-2016 was completed by the Russian tax authorities in 2018 and all related income tax charges assessed were fully accrued in the Company’s consolidated financial statements as of December 31, 2019. The tax years 2014-2019 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

12. CONTENT ASSETS

Content assets as of December 31, 2018 and 2019 consisted of the following:

	2018	2019	2019
	RUB	RUB	$
Licensed content, net	471	2,992	37.9
Produced content, net
Released, less amortization	16	101	1.3
In production and in development	—	597	7.6
Total	487	3,690	46.8
Less current content assets, net	152	395	5.0
Non-current content assets, net	335	3,295	41.8

The Company recognized amortization expense of licensed content of RUB 180 and RUB 1,045  ($13.3) for the years ended December 31, 2018 and 2019, respectively.

The Company recognized amortization expense of produced content of RUB 4 and RUB 122  ($1.5) for the years ended December 31, 2018 and 2019, respectively.

Estimated amortization expense over the next three years for content assets is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
2020	1,308	110	1,418	18.0
2021	1,079	10	1,089	13.8
2022	452	17	469	5.9
Total	2,839	137	2,976	37.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

13. COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease. In April 2014, the Company further extended its headquarters complex signing a seven-year lease agreement for additional office space and extending the existing rent agreements to 2021. During the years 2017, 2018 and 2019 the Company signed additional agreements to rent additional office space in Moscow until the end of years 2021, 2022 and 2024.

For future minimum lease payments due under the Moscow offices leases and other non-cancellable operating leases for more than one year, please refer to Note 9.

Additionally, the Company has entered into purchase commitments for license content agreements, other goods and services and acquisition of businesses, which total RUB 4,933 ($62.6) in 2020, RUB 2,887 ($36.6) in 2021, RUB 892 ($11.3) in 2022, RUB 430 ($5.5) in 2023, and RUB 331 ($4.2) in 2024 and thereafter. U.S. dollar amounts have been translated into RUB at a rate of RUB 61.9057 to $1.00, the official exchange rate quoted as of December 31, 2019 by the Central Bank of the Russian Federation.

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

As of December 31, 2019, the Company was subject to certain claims, which are denominated in U.S. dollars, in the aggregate claimed amount of approximately RUB 2,114  ($26.8). The Company has not recorded a liability in respect of those claims as of December 31, 2019.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUB 439  ($5.6) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 11). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 108  ($1.4) and interest of RUB 65  ($0.8). As of December 31, 2019, except for the income tax contingencies described above, the Company accrued RUB 622  ($7.9) for contingencies related to non-income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

tax. As of December 31, 2019, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 7,663  ($97.2).

In the past three years the Russian economy growth has remained positive, but decelerated from 2.5% in 2018 to 1.3% in 2019 primarily on the back of the broad-based slowdown in the global trade (which caused turbulence in global financial markets), the lower-than-expected budget spending, as well as the weak real disposable income dynamic and the tight monetary policy in the first half of the year. Inflation has initially peaked at 5.3% in March 2019 (mostly due to the VAT rate hike from 18% to 20%, which took effect from January 1, 2019), but then started to decline and fell below the Bank of Russia’ target of 4% in October 2019. Lower-than expected inflation resulted in five key rate cuts by the Bank of Russia from 7.75% to 6.25%. In the second half of the year the economy growth accelerated, underpinned by monetary easing, faster public spending and moderate recovery of consumption. Unemployment remained at historical lows of around 4.5%. These factors among others were supportive of the 20% growth in online advertising market in 2019 (based on the AKAR data).

The budget balance has been positive in 2019, reaching 1.8 percent of the country's Gross Domestic Product in 2019, down from 2.7 percent in the previous year.

Despite the crude oil price being 10% lower on average in 2019 compared to 2018, the Russian ruble demonstrated resilience and appreciated by 12% against the U.S. dollar in 2019. The Russian ruble appreciation was followed by decreasing inflation. In 2019 inflation was 3.0% compared to 4.3% in 2018.

In addition, the first few months of 2020 have seen significant global market turmoil triggered by the outbreak of the coronavirus. Together with other factors (such as OPEC+ agreement breakdown in early March 2020), this has resulted in a sharp decrease in oil prices and the stock market indices, as well as a depreciation of the Russian ruble. These developments are further increasing the level of uncertainty in the business environment.

The above mentioned developments may lead to reduced access of Russian businesses to international capital markets, increased inflation and other negative economic consequences. The impact of further economic developments on future operations and financial position of the Company is at this stage difficult to determine.

14. SHARE CAPITAL

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

On September 21, 2009, the Company issued a Priority Share to Sberbank. In December 2019, the Priority Share was repurchased by the Company; the Company intends to transfer the Priority Share to a newly formed Public Interest Foundation, as described below.  As amended, the Priority Share gives the holder (other than the Company) the right to veto the accumulation of stakes in the Company in excess of 10% by a single entity, a group of related parties or parties acting in concert, as well as the right to make binding nominations of two of the 12 members of the Company’s Board of Directors. Transfer of the Priority Share requires the approval of the Board. The Priority Share was repurchased from Sberbank at its par value of €1, and is entitled to a normal pro rata dividend distribution. The Priority Share was held in treasury as of December 31, 2019, and therefore was issued but not outstanding as of such date.

The Company’s articles of association previously authorized a special class of preference shares as a form of an anti‑takeover defense. At the Extraordinary General Meeting which was held December 20, 2019 certain amendments to the Articles of Association regarding authorized capital were approved, which included cancellation of authorization of preference shares.

The share capital as of each balance sheet date is as follows (EUR in millions):

	December 31, 2018			December 31, 2019
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	2,093,995,776			574,887,317
Priority share	1			1
Preference shares	1,000,000,001			—
Class A ordinary shares	1,000,000,000			500,000,000
Class B ordinary shares	46,997,887			37,138,658
Class C ordinary shares	46,997,887			37,748,658
Issued and fully paid:	330,316,314	€6.7	265	331,276,314	€6.7	267
Priority share	1	—	—	1	—	—
Preference shares	—	—	—	—	—	—
Class A ordinary shares	292,437,655	2.9	129	293,527,655	2.9	130
Class B ordinary shares	37,878,658	3.8	136	37,138,658	3.7	133
Class C ordinary shares	—	—	—	610,000	0.1	4

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

On November 18, 2019 we announced a share repurchase program of up to $300 of Class A shares from time to time in open market transactions effective for up to the following twelve months.

There were no repurchases in the year ended December 31, 2017. Treasury stock is accounted for under the cost method. For the year ended December 31, 2018, the Company repurchased 4,760,679 Class A shares at an average price of $31.55 per share for a total amount of RUB 10,085. Treasury stock is accounted for under the cost method. For the year ended December 31, 2019, the Company repurchased 460,791 Class A shares at an average price of $41.16 per share for a total amount of RUB 1,205  ($15.3). Treasury stock is accounted for under the cost method.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The redeemable noncontrolling interests as of December 31, 2018 and 2019 were measured at the redemption value and consisted of the following:

	2018	2019	2019
	RUB	RUB	$
RNCI related to the DRs acquired by the senior employees	3,554	3,681	46.7
RNCI related to the options to acquire DRs	9,203	10,565	134.0
RNCI recognized in connection with the business combinations	278	—	—
Total redeemable noncontrolling interests	13,035	14,246	180.7

The changes in the redeemable noncontrolling interests are as follows:

	2018	2019	2019
	RUB	RUB	$
Balance at the beginning of period	9,821	13,035	165.3
Change in redemption value	3,058	1,337	17.0
Additional recognition	4,201	956	12.1
Net loss attributable to redeemable noncontrolling interests	(65)	(99)	(1.3)
Other	(13)	(218)	(2.8)
Purchase of redeemable noncontrolling interests	—	(747)	(9.5)
Acquisition of redeemable noncontrolling interests	209	—	—
Exchange of noncontrolling interests	(4,226)	—	—
Foreign currency translation adjustment	50	(18)	(0.1)
Balance at the end of period	13,035	14,246	180.7

The fair value of the redeemable noncontrolling interests were measured at the redemption value using a discounted cash flow (“DCF”) methodology. The most significant quantitative inputs used to measure the redemption value are the future revenue growth rates, projected adjusted earnings margins, terminal growth rate and discount rates. The inputs are based on the Company’s past experience and best estimates of future cash flows (Note 7).

In February 2018, the Company offered the senior employees of one of its business units an opportunity to exchange up to an aggregate of 425,230 of their outstanding Business Unit Equity Awards for an aggregate of 2,029,987 RSUs, this exchange was completed in February 2018. The replacement RSUs are fully vested. The exchange was accounted for as a modification of the Business Unit Equity Awards resulting in additional RUB 195 recognized immediately upon modification (Note 16). The exchange effect of redeemable noncontrolling interests was RUB 4,226 in 2018.

In October 2018, the Company recognized RUB 209 of the redeemable noncontrolling interests arisen due to acquisition of Food Party LLC (“Food Party”).  In October 2019, the Company signed an agreement for a repurchase of all outstanding shares of Food Party.

During the year ended December 31, 2019, the Company completed the purchase of redeemable noncontrolling interests in the amount of RUB 747.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

No dividends were paid or payable to the redeemable noncontrolling interests in 2019 and 2018.

16. SHARE‑BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share‑Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

On February 7, 2007, the Company’s Board adopted the 2007 Plan, which superseded the previous 2001 Employee Share Option Plan, and subsequently amended the 2007 Plan on October 11, 2007, October 14, 2008, November 10, 2011, February 10, 2012, and July 24, 2013. The 2016 Plan was approved at the 2016 annual general meeting of shareholders on May 27, 2016 and replaced the 2007 Plan.  However, there remain unexercised grants under the 2007 Plan. A share option issued under the Plans entitles the holder to purchase an ordinary share at a specified exercise price. SARs issued under the Plans entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the Plans entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time‑based vesting criteria. The holders of RSUs have no rights to dividends or dividends equivalent. The 2016 Plan provides for the issuance of Share‑Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 20% of the issued share capital of the Company.

Under the Plans, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plans, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options and Share Appreciation Rights, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plans generally vest over a four-year period. Approximately 25% of the Share‑Based Awards vest after one year, with the remaining Share‑Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause within three months following the consummation of a change of control under 2007 Plan and nine months under 2016 Plan, the Share Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share‑Based Award granted under the Plans may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share‑Based Awards previously granted will remain unaffected.

The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2016 Plan in the years ended December 31, 2018 and 2019 were as follows:

	2018	2019
Dividend yield	—	—
Expected annual volatility	39.0%	39.4-41.1%
Risk-free interest rate	2.72-2.90%	1.64-1.88%
Expected life of the awards (years)	7.07-7.11	5.91-6.05
Weighted-average grant date fair value of awards (per share)	$14.62	$15.97

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

No SARs grants were made for the years ended December 31, 2017, 2018 and 2019.

The Company used the following assumptions in the BSM pricing model when valuing its Share‑Based Awards:

•	Expected volatility. For 2018 and 2019 grants, the Company used historical volatility of the Company’s own shares.
•

Expected term.  The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

•

Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2017, 2018 or 2019. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2018 and 2019.

•	Fair value of ordinary shares. The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.
•	Risk‑free interest rate. The Company used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date.

The following table summarizes awards activity for the Company:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2018	3,601,433	$34.51	154,994	$32.44	13,865,414	—
Granted	1,068,554	36.62	—	—	5,293,636	—
Exercised	(410,145)	5.86	(28,500)	31.22	(5,218,733)	—
Forfeited	—	—	—	—	(638,743)	—
Cancelled	(945,000)	40.00	(394)	20.99	(500,342)	—
Outstanding as of December 31, 2019	3,314,842	$37.17	126,100	$32.75	12,801,232	—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about outstanding and exercisable awards as of December 31, 2019:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$4.16	Option	48,438	0.47	$1.9	48,438	0.47	$1.9
$8.77	Option	128,850	0.89	4.5	128,850	0.89	4.5
$36.62	Option	1,068,554	9.59	7.3	—	—	—
$40.00	Option	2,069,000	8.09	7.2	1,339,000	8.02	4.6
Total Options		3,314,842	8.18	20.9	1,516,288	7.17	11.0
$20.99	SARs	1,100	1.91	—	1,100	1.91	—
$32.85	SARs	125,000	3.56	1.4	125,000	3.56	1.4
Total SARs		126,100	3.55	1.4	126,100	3.55	1.4
Total RSUs	RSU	12,801,232	8.38	556.7	3,565,653	7.22	155.1
Total Options, SARs, RSUs		16,242,174	8.30	$579.0	5,208,041	7.12	$167.5

The following table summarizes information about non‑vested share awards:

	Options		RSUs
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2018	2,386,500	$13.17	8,567,331	$28.68
Granted	1,068,554	15.97	5,293,636	35.69
Vested	(711,500)	13.41	(3,486,303)	27.13
Forfeited	—	—	(638,743)	31.11
Cancelled	(945,000)	11.86	(500,342)	30.10
Non-vested as of December 31, 2019	1,798,554	$15.43	9,235,579	$32.92

In February 2018, the Company settled its liability in respect of contingent consideration related to the number of qualifying taxi trips following the RosTaxi acquisition in January 2015 by issuing 259,560 of its RSUs equivalent to RUB 500. These RSUs have the same vesting provisions as Share-Based Awards granted under the 2016 Plan. As of December 31, 2018, these RSUs are fully vested and exercisable.

As of December 31, 2019, there was RUB 21,435  ($271.8) of unamortized share‑based compensation expense related to unvested share options and RSUs which is expected to be recognized over a weighted average period of 2.86 years.

In February 2019, the Company granted share-based awards (“Synthetic Options”) to the employees of the Zen and Geolocation Services operating segments, respectively, which entitle the participants to receive Synthetic Shares, which represent the participant’s right to a Payout Amount (the value of Synthetic Shares) related to the appreciation in value of vested Synthetic Shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model.

The Company recognized share‑based compensation expense in respect of such Synthetic Options in the amount of RUB 907  ($11.5) for the year ended December 31, 2019. As of December 31, 2019, there was RUB 1,215  ($15.4) of unamortized share‑based compensation expense related to unvested Synthetic Options.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its E-commerce, Taxi, Classifieds operating segments in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”). In connection with this restructuring, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 4.4 million equity incentive awards under the 2016 Plan to the senior employees of these business units in total in 2015-2019, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries (Note 15) upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”), of which 3.3 million remain outstanding as of December 31, 2019. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

The Company has recorded share-based compensation expense in respect of Business Equity Awards in the amount of RUB 267, RUB 564 and RUB 421 ($5.3) for the years ended December 31, 2017, 2018 and 2019, respectively.

MLU B.V. 2018 Equity Incentive Plan

MLU B.V., a subsidiary of the Company, grants options and restricted share units (“RSUs”) to the employees of the MLU Group (MLU B.V. and its subsidiaries) pursuant to the MLU B.V. 2018 Equity Incentive Plan (the “2018 Plan”). The 2018 Plan was adopted by the Management Board of MLU B.V. on February 7, 2018. Options issued under the 2018 Plan entitle the holder to acquire depositary receipts over Class A shares of MLU B.V. at a specified exercise price. RSUs awarded under the 2018 Plan entitle the holder to receive a fixed number of depositary receipts over Class A shares of MLU B.V. at no cost upon the satisfaction of certain time-based vesting criteria.

The fair value of MLU B.V. RSUs is measured based on the fair market values of the underlying share on the dates of grant. Since the MLU Group's shares are not publicly traded, it estimated the fair value of its shares on the basis of valuations arrived at by employing the “income approach” and the “market approach” valuation methodologies.

Share-Based Awards granted under the MLU B.V. Plan generally vest over a four-year period. Approximately 25% of the Share‑Based Awards vest after one year, with the remaining Share‑Based Awards vesting in equal amounts on the last day of each quarter over the following three years. The maximum term of a Share‑Based Award granted under the Plan may not exceed ten years.

MLU Group estimates the fair value of share options using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2018 Plan in the year ended December 31, 2019 were as follows:

2019
Dividend yield	—
Expected annual volatility	50.00%
Risk-free interest rate	7.76-8.88%
Expected life of the awards (years)	6.06-6.10
Weighted-average grant date fair value of awards (per share)	$131.25

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

MLU Group used the following assumptions in the BSM pricing model when valuing its Share‑Based Awards:

•	Expected volatility. MLU Group used historical volatility of Yandex N.V.’s shares.
•

Expected term. The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

•

Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the MLU Group over the expected life of the award as a percentage of the share price at the grant date. MLU Group did not declare any dividends with respect to 2019. Currently, MLU Group does not have any plans to pay dividends in the near term, therefore it used an expected dividend yield of zero in its option pricing model for awards granted in the year ended December 31, 2019.

•

Fair value of ordinary shares. Since the MLU Group's ordinary shares are not publicly traded, it estimated the fair value of its ordinary shares on the basis of valuations arrived at by employing the “income approach” and the “market approach” valuation methodologies.

•	Risk-free interest rate. MLU Group used the risk-free interest rates based on the Russian Ruble Interest Rate Swap yield curve in effect at the grant date.

The following table summarizes share options and RSUs activity for the MLU Group under the Plan:

	Options		RSUs
		Weighted		Weighted
		average exercise		average exercise
	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2018	189	$80.89	114,499	$—
Granted	256,812	211.88	191,214	—
Exercised	(67)	80.89	(6,025)	—
Forfeited	(32)	80.89	(10,586)	—
Cancelled	(77,380)	203.83	(17,560)	—
Outstanding as of December 31, 2019	179,522	$215.28	271,542	$—

The following table summarizes information about outstanding and exercisable share options and RSUs under the MLU Plan as of December 31, 2019:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
Exercise Price ($)	award	outstanding	Life (in years)	exercisable	Life (in years)
$80.89	Option	97	8.11	97	8.11
$203.83	Option	139,425	9.15	35,996	9.13
$255.51	Option	40,000	9.61	—	—
Total Options		179,522	9.26	36,093	9.12
Total RSUs	RSU	271,542	8.98	64,735	8.66
Total Options and RSUs		451,064	9.09	100,828	8.83

The total intrinsic value of options and RSUs exercised during the years ended December 31, 2018 and 2019 was RUB 25 and RUB 90  ($1.1), respectively.

The total fair value of options and RSUs vested during the years ended December 31, 2018 and 2019 was RUB

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

209 and RUB 1,405  ($17.8), respectively.

The following table summarizes information about non‑vested RSUs under the Plan:

	Options		RSUs
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2017	—	$—	—	$—
Granted	3,397	126.48	137,998	166.00
Vested	(1,078)	137.62	(13,733)	174.27
Forfeited	(2,224)	120.53	(22,282)	172.06
Cancelled	(26)	157.24	—	—
Non-vested as of December 31, 2018	69	$132.54	101,983	$163.40
Granted	256,812	131.25	191,214	218.27
Vested	(36,040)	132.05	(58,244)	179.91
Forfeited	(32)	132.64	(10,586)	193.31
Cancelled	(77,380)	132.07	(17,560)	214.72
Non-vested as of December 31, 2019	143,429	$130.60	206,807	$203.59

MLU Group has recorded share-based compensation expense in respect of RSUs and options under the MLU B.V. 2018 Equity Incentive Plan in the amount of RUB 205 and RUB 1,204 ($15.3) for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, there was RUB 4,985  ($63.2) of unamortized share‑based compensation expense related to unvested RSUs and options under MLU B.V. 2018 Equity Incentive Plan which is expected to be recognized over a weighted average period of 3.10 years.

Share‑Based Compensation Expense

The Company recognized share‑based compensation expense of RUB 4,193, RUB 6,552 and RUB 9,855  ($125.0) for the years ended December 31, 2017, 2018 and 2019, respectively. The Company recognized RUB 62, RUB 104 and RUB 101  ($1.3) in related income tax benefits from Share-Based Awards exercised for the years ended December 31, 2017, 2018 and 2019, respectively.

17. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

Starting from 2015 and as further developed in May 2019, the Company’s chief operating decision maker (“CODM”) is the management committee including its CEO, deputy CEO, COO and a group of CEO and his deputy’s direct reports. The Company reports its financial performance based on the following reportable segments: Search and Portal, Taxi, Classifieds, Media Services and E-commerce prior to deconsolidation of Yandex.Market on April 27, 2018. In 2019, Search and Portal segment also includes Yandex.Health and Yandex Data Factory,  previously reported in Other Bets and Experiments. The results of the Company’s remaining operating segments, including Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Bets and Experiments which is shown separately from the reportable segments and reconciling items. Previously Yandex.Education was a part of Search and Portal segment. In addition to the described changes, the Company changed the approach to intersegment revenue recognition in relation to Zen and approach to intersegment allocation related to office rent expenses and administrative support services of the Company’s business units. Now the Company recognizes payments of Zen to Yandex.Browser, Yandex Homepage and Yandex Search app as traffic acquisition costs rather than revenue elimination.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Now the Company nets office rent expenses and administrative support services expenses within Search and Portal segment at operating costs level as opposed to treating business units share of rent expenses as intersegment revenue of Search and Portal. These changes insure consistency with internal reporting. Segment results below have been restated for all periods presented to reflect these reclassifications.

Reportable segments derive revenues from the following services:

•

Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), among which are search, location-based, personalized and mobile services, that enable the Company’s users to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices;

•

Taxi includes our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and other countries), FoodTech business (including Yandex.Eats, Yandex.Chef and Yandex.Lavka, a hyper local convenience store delivery service) and our Self-Driving Cars (“SDC”) division;

•	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs) which derives revenues from online advertising and listing fees;
•

Media Services (including KinoPoisk, Yandex Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus) which derives revenue from online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales; and

•

E-commerce (the Company’s Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia. Following the completion of the joint venture, Yandex.Market was deconsolidated and is now treated as an equity investee under the equity method accounting).

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Search and Portal:
Revenues from external customers	79,104	95,496	113,007	1,433.2
Intersegment revenues	3,295	5,525	8,827	111.9
Depreciation and amortization	(9,781)	(10,064)	(12,113)	(153.6)
Adjusted operating income	28,185	38,444	45,416	576.0
Taxi:
Revenues from external customers	4,891	19,213	38,045	482.5
Intersegment revenues	—	—	—	—
Depreciation and amortization	(46)	(745)	(967)	(12.3)
Adjusted operating income	(8,009)	(4,530)	542	6.9
Classifieds:
Revenues from external customers	2,060	3,717	5,390	68.4
Intersegment revenues	—	—	—	—
Depreciation and amortization	(53)	(67)	(27)	(0.3)
Adjusted operating income	74	(205)	297	3.8
Media Services:
Revenues from external customers	1,187	1,909	3,867	49.0
Intersegment revenues	—	—	—	—
Depreciation and amortization	(99)	(71)	(94)	(1.2)
Adjusted operating income	(507)	(845)	(2,259)	(28.6)
Other Bets and Experiments:
Revenues from external customers	1,844	5,625	15,082	191.3
Intersegment revenues	—	—	—	—
Depreciation and amortization	(1,122)	(1,037)	(1,376)	(17.5)
Adjusted operating income	(3,278)	(4,146)	(6,581)	(83.5)
E-commerce:
Revenues from external customers	4,968	1,697	—	—
Intersegment revenues	—	—	—	—
Depreciation and amortization	(54)	(11)	—	—
Adjusted operating income	1,556	(273)	—	—
Eliminations:
Revenues from external customers	—	—	—	-
Intersegment revenues	(3,295)	(5,525)	(8,827)	(111.9)
Depreciation and amortization	(84)	(142)	(200)	(2.5)
Adjusted operating income	—	—	—	—
Total:
Revenues from external customers	94,054	127,657	175,391	2,224.4
Intersegment revenues	—	—	—	—
Depreciation and amortization	(11,239)	(12,137)	(14,777)	(187.4)
Adjusted operating income	18,021	28,445	37,415	474.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted operating income and net income is as follows:

	2017	2018	2019	2019
	RUB	RUB	RUB	$

Adjusted operating income	18,021	28,445	37,415	474.6
Less: share-based compensation expense	(4,193)	(6,552)	(9,855)	(125.0)
Add: interest income	2,909	3,382	3,315	42.0
Less: interest expense	(897)	(945)	(74)	(0.9)
Less: other (loss)/income, net	(757)	936	(5,086)	(64.5)
Add: effect of Yandex.Market deconsolidation	—	28,244	—	—
Less: operating losses resulting from sanctions in Ukraine	(404)	—	—	—
Less: amortization of acquisition-related intangible assets	(379)	(1,007)	(1,179)	(15.0)
Less: compensation expense related to contingent consideration	(203)	(44)	(38)	(0.5)
Less: one-off restructuring cost	—	—	(881)	(11.1)
Less: goodwill impairment	—	—	(762)	(9.7)
Less: income tax expense	(5,016)	(8,201)	(11,656)	(147.9)
Net income	9,081	44,258	11,199	142.0

The Company’s revenues consist of the following:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Online advertising revenues(1):
Yandex websites	65,149	78,696	96,258	1,220.8
Yandex ad network websites	22,251	24,041	25,480	323.1
Total online advertising revenues	87,400	102,737	121,738	1,543.9
Revenues of Taxi business	4,891	19,213	37,931	481.1
Other revenues	1,763	5,707	15,722	199.4
Total revenues	94,054	127,657	175,391	2,224.4
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

Revenues disaggregated by geography, based on the billing address of the customer, consist of the following:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Revenues:
Russia	87,470	118,128	162,958	2,066.7
Rest of the world	6,584	9,529	12,433	157.7
Total revenues	94,054	127,657	175,391	2,224.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table sets forth long‑lived assets other than financial instruments and deferred tax assets by geographic area:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Long-lived assets:
Russia	44,541	117,602	131,267	1,664.8
Finland	6,802	5,946	5,668	71.9
Rest of the world	805	1,070	1,135	14.4
Total long-lived assets	52,148	124,618	138,070	1,751.1

18. RELATED‑PARTY TRANSACTIONS

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

Following the sale of a controlling interest to Sberbank and the deconsolidation of Yandex.Money in July 2013, the Company retained a noncontrolling interest and significant influence over Yandex.Money’s business. The Company continues to use Yandex.Money for payment processing and to provide other services. In 2017 and 2018, the Company also subleased to Yandex.Money part of its premises.

Following the formation of Yandex.Market joint venture with Sberbank and the deconsolidation of Yandex.Market in April 2018 (Note 4), the Company retained a noncontrolling interest and significant influence over Yandex.Market’s business. The Company continues to provide advertising and other services and to sublease to Yandex.Market part of its premises. In 2019, the Company also incurred expenses related to traffic and content acquisition.

The following tables provide summarized information about transactions that have been entered into with the related parties and balances of accounts with them:

	2017	2018	2019	2019
	RUB	RUB	RUB	$
Online advertising revenue:
Yandex.Market	—	469	805	10.2
Revenues from subleasing and other services:
Yandex.Money	86	51	37	0.5
Yandex.Market	—	1,001	1,738	22.0
Fees for online payment commissions:
Yandex.Money	439	432	783	9.9
Cost of revenues:
Yandex.Market	—	—	29	0.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	2018	2019	2019
	RUB	RUB	$
Accounts receivable:
Yandex.Money	37	31	0.4
Yandex.Market	407	302	3.8
Prepaid expenses and other current assets:
Yandex.Money	307	76	1.0
Yandex.Market	—	16	0.2
Accounts payable:
Yandex.Money	—	13	0.2
Yandex.Market	70	11	0.1

The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s‑length transactions with unrelated similarly situated customers and suppliers of the Company.

As of December 31, 2018 and 2019, the amount of loans granted to certain senior employees was RUB 207 and RUB 43  ($0.5), respectively (Note 5). The loans bear interest rates up to 12% per annum and mature in 2020-2029 as of December 31, 2019.

19. SUBSEQUENT EVENTS

In February 2020, the Company granted RSUs to purchase an aggregate of up to 653,068 Class A shares to its employees pursuant to the 2016 Plan.

From January 1 through March 25, 2020 the Company repurchased 3,173,849 Class A shares at an average price of $33.91 per share, for a total amount of $107.6.

In February and March 2020, the Company completed an offering of $1,250 (RUB 82,909 at the exchange rate as of sale date) in aggregate principal amount of 0.75% convertible senior notes due 2025 at par. Interest at an annual rate of 0.75% payable semiannually on March 3rd and September 3rd of each year, beginning on September 3rd, 2020. The Notes are convertible into Class A ordinary shares of the Company based on an initial conversion price of one Class A share per $60.0751 principal amount of Notes. The Company may not redeem the Notes prior to maturity, except in specified circumstances, including if, at any time from March 18, 2023, the value of a Share exceeds 130% of the then prevailing conversion price for a specified period of time or if, at any time, Notes representing 85% or more of the aggregate principal amount of the Notes originally issued shall have been previously converted and/or repurchased and cancelled.

On March 11, 2020, the World Health Organization characterized the novel coronavirus disease (“COVID-19”) as a global pandemic; the first confirmed case in Russia was reported on March 2, 2020. There is significant uncertainty as to the likely effects of this disease and governmental and social actions in response to it. The Company expects that the ultimate significance of the impact of COVID-19 on its businesses will vary, but will generally depend on the extent of governmental measures affecting day-to-day life and the length of time that such measures remain in place to respond to COVID-19. The Company has preliminarily analyzed the effect of COVID-19 and concluded that there was no significant impact on the Company’s financial position up to the date of this report.

In March 2020, the Russian economy was negatively impacted by a significant drop in crude oil prices and a significant depreciation of the Russian ruble, from RUB 61.9057 to $1 as of December 31, 2019 to RUB 77.7325 to $1.00 as of March 30, 2020.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation, uncertainty regarding economic growth and COVID-19, which could negatively affect the Company’s future financial position, results of operations and business prospects.

PART III.

Item 17.  Financial Statements

See “Item 18. Financial Statements.”

Item 18.  Financial Statements.

See the financial statements beginning on page F‑1.

Item 19.  Exhibits.

Exhibit Number		Description of Document
1.1†		Amendment to the Articles of Association of Yandex N.V., amended as of December 23, 2019
2.1†		Description of Capital Stock
4.1*

Contribution Agreement dated as of July 13, 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.2*

Shareholders Agreement in relation to MLU B.V. dated as of February 7, 2018 among Yandex N.V., Uber International C.V., Stichting MLU Equity Incentive and MLU B.V. (incorporated by reference to  Exhibit 4.3 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.3*

Subscription Agreement dated as of December 12, 2017 among Yandex N.V., PJSC “Sberbank of Russia” and Yandex Market B.V. (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.4*

Shareholders Agreement dated as of April 27, 2018 among PJSC “Sberbank of Russia”, Sberbank Nominee, Yandex N.V., Stichting Yandex Market Equity Incentive and Yandex Market B.V. (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 19, 2019)

4.5*

Amendment Deed to Contribution Agreement dated January 31, 2018 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.6

Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.7

Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.8*

Agreement for Sale and Purchase of Future Thing dated November 27, 2018 by and between Limited Liability Company NAPA and Limited Liability Company YANDEX (Translation) (incorporated by reference to Exhibit 7.3 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 19, 2019)

4.9*	†	Agreement for the Sale and Purchase of the Issued Share Capital of Axelcroft Limited, dated July 14, 2019, by and between MLU B.V. and Fasten CY Limited
4.10*	†	Deed of Trust dated as of March 3, 2020 between the Company and BNY Mellon Corporate Trustee Services Limited, as trustee
8.1	†	Principal Subsidiaries
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1†		Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	†	Consent of JSC KPMG, Independent Registered Public Accounting Firm
101

The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2018 and 2019, (ii) Consolidated Statements of Income for the Years Ended December 31, 2017, 2018 and 2019, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2017, 2018 and 2019, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2017, 2018 and 2019, and (vi) Notes to Consolidated Financial Statements

*Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

†     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ Arkady Volozh

	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: April 2, 2020