Form 20-F/A
period 2019-12-31
Yandex N.V.
filed 2020-04-02
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1 to Form 20F

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	◻	Non-accelerated filer	◻	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards ◻ as issued by the International Accounting Standards Board	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) In addition, we had 808,147 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2019. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

EXPLANATORY NOTE

This amendment No.1 (the “Amendment No. 1”) to the annual report on Form 20-F of Yandex N.V for the fiscal year ended December 31, 2019, which was originally filed with the Securities and Exchange Commission on April 2, 2020 (the “2019 Annual Report”), is being filed solely for purposes of including the XBRL files which were not included in the initial submission.

In this Annual Report on Form 20-F (this “Annual Report”), references to “Yandex,” the “company,” “we,” “us,” or similar terms are to Yandex N.V. and, as the context requires, its consolidated subsidiaries.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report may include statements about:

●	the impact of macroeconomic and geopolitical developments in our markets, including the economic, social and political impact of the current COVID-19 pandemic;
●	the expected growth of the internet search and advertising markets and the number of internet and broadband users in the countries in which we operate;
●	competition in the internet search market in the countries in which we operate;
●	our anticipated growth and investment strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;
●	our ability to attract and retain users, advertisers and partners; and
●	future advertising supply and demand dynamics.

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

	Year ended December 31,
	2015	2016	2017*	2018*	2019
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	59,792	75,925	94,054	127,657	175,391	2,224.4
Operating costs and expenses:
Cost of revenues(1)	16,810	19,754	23,952	35,893	55,788	707.5
Product development(1)	13,421	15,832	18,866	22,579	29,209	370.4
Sales, general and administrative(1)	11,601	17,885	27,155	36,206	50,155	636.1
Depreciation and amortization	7,791	9,607	11,239	12,137	14,777	187.4
Goodwill impairment	576	—	—	—	762	9.7
Total operating costs and expenses	50,199	63,078	81,212	106,815	150,691	1,911.1
Income from operations	9,593	12,847	12,842	20,842	24,700	313.3
Interest income	3,037	2,863	2,909	3,382	3,315	42.0
Interest expense	(1,293)	(1,208)	(897)	(945)	(74)	(0.9)
Effect of Yandex.Market deconsolidation	—	—	—	28,244	—	—
Income/(loss) from equity method investments	98	205	353	(194)	(3,886)	(49.3)
Other income/(loss), net(2)	2,161	(3,600)	(1,110)	1,130	(1,200)	(15.2)
Income before income tax expense	13,596	11,107	14,097	52,459	22,855	289.9
Income tax expense	3,917	4,324	5,016	8,201	11,656	147.9
Net income	9,679	6,783	9,081	44,258	11,199	142.0
Net loss attributable to noncontrolling interests	—	15	120	1,726	1,627	20.6
Net income attributable to Yandex N.V.	9,679	6,798	9,201	45,984	12,826	162.6
Net income per Class A and Class B share:
Basic	30.39	21.19	28.33	140.77	39.21	0.50
Diluted	29.90	20.84	27.77	137.20	38.21	0.48
Weighted average number of Class A and Class B shares outstanding:
Basic	318,541,887	320,788,967	324,747,888	326,667,118	327,127,314	327,127,314
Diluted	323,713,437	326,136,949	331,243,961	335,162,062	335,428,137	335,428,137
(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2015	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	168	193	178	180	293	3.7
Product development	1,860	2,238	2,477	4,450	6,294	79.8
Sales, general and administrative	690	991	1,538	1,922	3,268	41.5
(2)	A major component of other income/(loss), net is foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble. Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our statement of income. For example, in 2019, other loss, net includes RUB 1,294 million of foreign exchange losses arising mainly from the appreciation of the Russian ruble compared to the U.S. dollar in that year. In 2018, other income, net included a RUB 1,169 million gain arising mainly from the significant depreciation of the Russian ruble compared to the U.S. dollar in that year. Although the U.S. dollar value of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

* Restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases.

	As of December 31,
	2015	2016	2017*	2018*	2019
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheets data(1):
Cash and cash equivalents	24,238	28,232	42,662	68,798	56,415	715.5
Term deposits (current and non-current)	33,549	31,769	28,045	—	31,891	404.5
Total assets	111,818	114,108	144,432	259,097	291,126	3,692.2
Total current liabilities(2)	11,669	14,622	37,065	29,755	46,540	590.2
Total non-current liabilities(2)	30,052	20,894	14,295	14,701	15,151	192.2
Redeemable noncontrolling interests	—	1,506	9,821	13,035	14,246	180.7
Total shareholders’ equity	70,097	77,086	83,251	201,606	215,189	2,729.1
(1)	Balances as of December 31, 2017 and 2018 have been restated to reflect current period presentation for the retrospective adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases.
(2)	The total non-current liabilities as of December 31, 2015 and 2016 and the total current liabilities as of December 31, 2017 mainly result from our convertible bond offering.

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

Our results of operations may be adversely and materially affected, to the extent that COVID-19 or any other epidemic harms the Russian and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•

temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•

our customers in industries that are negatively impacted by the outbreak of COVID-19, including the healthcare, travel, offline education, transportation and real estate sectors, may reduce their budgets on online advertising and marketing, which may materially adversely impact our revenue from online advertising services;

•

our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts;

•

any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes as a result of COVID-19 may cause our customers to lose access for a period of time to our platforms, which may harm our business and may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•

certain of our customers, distributors, suppliers and other partners may be particularly vulnerable to the slowing macroeconomic conditions arising from COVID-19 and may not be in a position to resume business as usual after a prolonged outbreak, which may have a material adverse impact on our revenues and business operations; and

•

the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results.

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

The applicable sanctions rules, or the authoritative interpretation of current rules by the relevant authorities, could change at any time. In particular, OFAC (or other regulators) could:

●	add additional parties to the sectoral sanctions list;
●	designate parties with whom we have significant business relationships as “specially designated nationals”, meaning that all dealings with them by U.S. and/or EU persons would be prohibited; or
●	expand current or new sanctions to cover entities that are less than 50% owned by a listed party, which could adversely affect our Yandex.Market joint venture.

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

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures, and we are required to implement more complex organizational management structures, including those introduced in connection with our recently implemented corporate governance changes, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We operate a number of our services through separate business units, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. We also operate several of our business units as joint ventures with other parties and may establish new joint ventures in future. In such situations our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin-off of certain business units or further establishing of joint ventures and partnerships may cause the loss of some of our clients, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

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

We did not provide for dividend withholding taxes on the unremitted earnings of our non-Dutch subsidiaries for 2012 or earlier years because we considered them to be permanently reinvested outside of the Netherlands. As of December 31, 2019, we had an accrual of RUB 795 million ($10.1 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary’s current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2019, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 83,531 million ($1,059.4 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 4,177 million ($53.0 million) as of December 31, 2019. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Risks Related to Ownership of our Class A Shares

The price of our Class A shares has been and may continue to be volatile. Market fluctuations specific to developing markets or to high-growth technology companies generally may affect the performance of our Class A shares and could expose us to potential securities litigation, which could result in substantial costs and a diversion of our management’s attention and resources.

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

The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	macroeconomic and geopolitical developments, including those specific to technology businesses, the internet and online advertising both in Russia and globally, as well as the impact of COVID-19;

•	any proposed or adopted legislation in Russia that would impost limitations on foreign ownership or control of our business;
•	changes or proposed changes in the regulation of our services by the applicable government authorities, including with respect to operational requirements and governance;
•	market rumors (for example, rumors regarding potential changes to our capital structure in October 2018 had an immediate negative impact on the price of our Class A shares);
•	quarterly variations in our results of operations or those of our competitors;
•	fluctuations in our share of the internet search market;
•	the proportion of our revenues generated on our websites relative to those generated through the Yandex ad network or through distribution partners, as a result of the revenue sharing arrangements we enter into and the overall volume of advertising we provide our partners;
•	announcements of technological innovations or new services and media properties by us or our competitors;
•	the amount of advertising purchased or market prices for online advertising;
•	the emergence of new advertising channels in which we are unable to compete effectively;
•	the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;
•	changes in governmental regulations, in particular those applicable to regulation of online business in Russia and globally;
•	disruption to our operations or those of our partners;
•	our ability to develop and launch new and enhanced services on a timely basis;
•	commencement of, or our involvement in, litigation;
•	any major change in our directors or management;
•	changes in earnings estimates or recommendations by securities analysts;
•	our ability to compete effectively for users, advertisers, partner websites and content;
•	the operating and stock price performance of other companies that investors may deem comparable to us;
•	fluctuations in the exchange rate between currencies, including the Russian ruble and the U.S. dollar;
•	general global or Russian economic conditions and slow or negative growth or forecast growth of related markets; or
•	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

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

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 20, 2020, our founder, directors, senior management (and their affiliates) and principal non-institutional shareholders together own 95.67% of our outstanding Class B shares and 3.7% of our outstanding Class A shares, representing in the aggregate 55.06% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 86.73% of our outstanding Class B shares and 0.11% of our outstanding class A shares representing in aggregate 48.48% of the voting power of our outstanding shares. Additionally, the Priority Share provides the Public Interest Foundation with certain rights, including an effective veto on acquisitions related to our Company or the sale of our material businesses.

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

In addition to the rights of our board and of the priority shareholder to approve the accumulation of stakes of 10% or more, as described above, our multiple class share structure may discourage others from initiating any potential merger, takeover or other change-of-control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•	the staggered terms, of up to four years, of our directors, as a result of which only a minority of our board is subject to election in any one year;
•	a provision that our directors, other than the two directors designated by the Public Interest Foundation from time to time, may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;
•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board of Directors;
•	minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be very difficult for Class A shareholders to meet given our multiple class share structure; and
•	supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

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

Yandex is a technology company that builds intelligent products and services powered by machine learning. Our products and services are based on complex, unique technologies that are not easily replicated. Benefiting from Russia’s long-standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company.

We derive a substantial part of our revenues from online advertising. We enable advertisers to deliver targeted, cost-effective ads that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third-party websites that make up our Yandex Advertising Network. Through our ad network, we extend the audience reach of our advertisers and generate revenue for both our network partners and us. We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats across different platforms. A few years ago, we embarked on a strategy to diversify our revenue streams and broaden the appeal of our ecosystem. Other revenue streams are growing rapidly and come from our Taxi segment, which includes ride-hailing and food delivery services, classifieds and other initiatives, including music subscription and event tickets sales within our Media Services, as well as Other Bets and Experiments, particularly by our car-sharing business and personalized content feed.

Our businesses are organized in the following operating segments:

●	Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;
●	Taxi (including our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and other countries), FoodTech business (including Yandex.Eats, Yandex.Chef and Yandex.Lavka, a hyper local convenience store delivery service) and our Self-Driving Cars (“SDC”) division);
●	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs);
●	Media Services (including KinoPoisk, Yandex Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus);
●	Other Bets and Experiments (including Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education);
●	E-commerce (the Company’s Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia. Following the completion of the joint venture, we have deconsolidated Yandex.Market and now treat it as an equity investee under the equity method accounting).

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

Yandex.Disk is our cloud-based storage service that allows users to upload, store and share content online.

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

Performance-based ads are principally targeted to a particular user query on our search engine result pages, and on the search result pages of our partners, as well as to the content of a particular website or webpage being viewed, or to user behavior or characteristics. Such ads are clearly marked as paid advertising and are separate from our organic search results and non-advertising content.

Most of our revenues are generated from performance-based advertising, on a pay-per-click basis, with a smaller, but growing portion of revenues generated from brand advertising and video advertising, based on the number of impressions delivered. We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws.

Yandex.Direct

Yandex.Direct is our auction-based advertising placement platform, which uses auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost-effectively deliver relevant ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex ad network. Advertisers may use our automated tools, often with little or no assistance from us, to create performance-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns. Recently we enhanced Yandex.Direct with an opportunity to place display ads right in the system. We also offer a Yandex.Direct mobile app to better facilitate advertisers’ access to our service to manage their advertising campaigns.

Performance-based ads on our desktop search engine results page (SERP) appear in one of several general categories: top of the page, appearing above the organic search results and featuring up to four paid links on desktop and up to three paid links on mobile; and bottom of the page, which appears either below the organic search results or the right-hand block located to the right of the organic search results, featuring up to nine paid links in total on desktop and up to one paid link on mobile. In late 2017 we started to test the concept of Templates – our new ad placement formats tailored to a search query of a particular user. Templates allow advertisers to dynamically enrich their ads with additional elements, such as quick links, contact information, working hours, merchants’ ratings, images and others. We are constantly rolling out new templates and testing new formats. In April 2018, we introduced a change in our search engine results page layout. Instead of our typical ad placement blocks, paid links are mixed with organic search links, whereby our algorithms choose which format is more appropriate and efficient in each particular situation in order to provide a more personalized SERP. Advertisers bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. Yandex.Direct continues using a Vickrey-Clarke-Groves (VCG) auction to serve ads on our SERP.

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

We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver performance-based ads on their search results pages or websites. Our advertising algorithms use our proprietary MatrixNet technology, which optimizes the click-through rate on our network through improved click prediction. We screen applicants for the Yandex Advertising Network and favor websites with high-quality content and stable audiences to offer advertisers high-quality traffic.

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

Programmatic advertising

We have developed a range of programmatic advertising products, which utilize real-time bidding, or RTB, technologies to provide effective solutions to our publisher and advertiser partners. Our RTB ad exchange connects our performance-based demand-side platform (DSP) Yandex.Direct, to our display-based DSP (called AWAPS) as well as to integrated third-party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, and search and browsing history. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through ADFOX, we provide a supply-side platform to our publisher partners. ADFOX is able to mediate in real-time between programmatic brand ads from AWAPS, performance-based ads from Yandex.Direct, ads from integrated third-party DSPs and the publisher’s own direct sales.

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

Yandex.Realty is our real estate classifieds platform for private individuals and realtors. The service provides listings for both the sale and rental of apartments, houses and commercial property. We also offer the opportunity to place listings for apartments in newly-built or under-construction apartment complexes across Russia. Yandex.Realty helps users not only to find the right listing but also discover all relevant information about the building and its surroundings. Yandex.Realty monetizes listings for new apartments, charging realtors for verified calls from clients.

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

Media Services include the following:

●	Yandex Music is our music streaming service, offering users millions of tracks and facilitating new music discovery with its recommendation tools, as well as podcasts and radio feature. The most popular feature of Yandex Music is the smart playlist feed, which we launched in December 2017. Utilizing Yandex’s machine learning technologies, the smart playlist feed is updated daily for each user according to their tastes and preferences. Yandex Music has a free web version and a mobile app and is offered as both Yandex’s own service and as a white label product from mobile operators. Today, Yandex Music is available in 12 countries, including Israel, Belarus, Kazakhstan and other CIS countries. In January 2020, the number of Yandex Music subscribers reached 3.3 million users. The service's catalog includes more than 60 million tracks, as well as more than 90,000 podcast episodes. Yandex Music also invests in creating its own content, produces music videos, releases its own music shows and organizes concerts for subscribers.
●	KinoPoisk is a video platform and the largest Russian-language source for information about movies, TV-shows, celebrity content and entertainment news, providing users with critic and user reviews and ratings, personalized recommendations, local movie showtimes, ticketing, and many other services. In 2018 KinoPoisk launched its own video streaming service, KinoPoisk HD, which allows users to watch content on a subscription basis (through the Yandex.Plus or KinoPoisk HD subscription) or purchase selected titles. The Kinoposik HD catalogue lists over 9,000 movies and TV shows online, including exclusive content, licensed from leading domestic and international production companies. KinoPoisk offers a premium subscription in partnership with Amediateka, an exclusive distributor of HBO content in Russia, which gives our users access to the full video library of Amediateka. In 2019, we continued investing in our content library to grow the KinoPoisk streaming catalog. In December 2019, we announced a new exclusive deal with the BBC. The number of monthly viewing subscribers on the platform reached 1 million in January 2020.
●	Yandex.Afisha (“playbill”) allows users to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently operating in over 190 cities across Russia, as well as several cities in Belarus and Kazakhstan.
●	Yandex.TV Program is a service providing users with an up to date schedule of broadcast, cable and digital TV channels as well as an option to view certain TV channels online.
●	Yandex Plus is our subscription service, which we launched in Russia in May 2018. In 2019, we expanded Yandex.Plus to Kazakhstan and Belarus. The service provides subscribers with a high value bundle of multiple Yandex services, including unlimited music streaming on Yandex Music, ad-free movies and TV-shows on KinoPoisk HD, discounts for taxi and car-sharing rides, bonuses for Beru customers as well as other benefits from the Yandex ecosystem. We record Yandex.Plus’ revenues in the Media Services segment.
●	Yandex.Studio is our own production center, which we launched in 2018 to create video and music content, co-invest in different projects with other production studios and provide marketing support to movies releases. We have already participated in the co-production of several Russian movies. We believe the service is strategically important in a world where video consumption is rapidly shifting online and importance of original content as a key differentiating factor is increasing, and plan to expand our participation in such projects.

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

Yandex.Maps provide high-quality, detailed maps of Russia, its neighboring countries, Turkey and other countries where we operate our ride-hailing service. We offer our users panoramic views, navigation across cities enriched with augmented reality, public transportation routes, driving directions with voice controls and turn-by-turn navigation. We continue to develop Yandex.Maps to integrate new features, such as hotel bookings, food ordering, ratings and reviews of restaurants as well as their menus. In 2019, we introduced a new Transportation section, which enables users to see public transport routes as well as buses, trolleybuses and trams that move in real time.

We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback. Yandex.Maps is also available via application programming interfaces, or APIs, which allow developers to embed and use our interactive maps in third-party websites and applications, as well as to add extra layers of information — for example, to offer a map showing the location of a restaurant or a hotel.

We also offer Yandex.Navigator, our mobile application, empowered by our AI assistant Alice, that provides turn-by-turn navigation, incorporates a voice input function, speed limit warnings, parking information, natural guidance features as reference points along a route and voice notifications for accidents or road works. It is one of Yandex’s most popular mobile apps in terms of usage.

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

E-commerce

Launched in 2000, Yandex.Market is one of the most popular internet services in Russia, providing product information, price comparisons and user generated reviews of products and online retailers. We aggregate price, product and availability information from thousands of active online and “brick and mortar” retailers, and currently feature over 200 million offerings in approximately 3,000 product categories from over 30,000 domestic and international merchants. Similar to Yandex.Direct, Yandex.Market is mainly priced on a cost-per-click (CPC) basis and recognizes revenue only when a user clicks on product offerings placed by merchants on Yandex.Market.

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

We also face competition from the Russian and international websites of Microsoft and other established companies and start-ups that are developing search and online advertising technologies.

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

Among of our other important educational projects we note the following:

●	Yandeх.Textbook, an online service for schoolteachers for Russian language and mathematics with possibility for individual educational trajectories for each student.
●	Yandex.Atlas, which provides students and their parents with information about the pass rates of Russian universities in previous years and helps them to choose an appropriate university in accordance with their requirements and opportunities.
●	Yandex.Tutor, an online study tool for the Russian Unified State Exam (USE).

Employees and Workplace Culture

We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best computer scientists and engineers, as well as talented sales, marketing, financial and administrative staff. We seek to create a dynamic, fulfilling work environment with the best features of a “start-up” atmosphere, encouraging equal participation, creativity, the exchange of ideas and teamwork.

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

We have three registered well-known trademarks in Russia for certain services (classes 35, 38 and 42 under the International Classification of Goods and Services) on the basis of intensive use. Under Russian law, the protection granted to well-known trademarks is extended to non-homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder’s legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia and abroad. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

We enter into written license and use arrangements with providers of a significant portion of the content we offer. Our agreements with most of the news content providers in Russia are on “content-for-traffic” terms, pursuant to which we obtain access to news content for free in consideration of the user traffic that accesses the content providers’

websites through our search engine. We license or purchase other additional content. We do not knowingly include content on our websites that we do not have the legal right to include.

We do not own the content generated or posted by users on our websites. As with all websites that host user-generated content, we are potentially liable for any intellectual property infringement committed by the creator of that content. If we receive a complaint from a party that user-generated content on our websites infringes that party’s copyright or related rights, we examine the content in question. If the complaint is substantiated, we remove the content and notify the party that has posted the content (if their contact details are available). If the user evidences that the content does not violate third parties’ intellectual property rights, it is possible to recover the deleted content. In the event of any court decision in the matter, we comply with the decision.

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

Priority Share

The Public Interest Foundation holds our Priority Share, which gives the Public Interest Foundation the following rights:

●	to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 10% or more, in number or by voting power, of the outstanding Class A and Class B Shares (taken together), if our Board has otherwise approved such accumulation of shares;

●	to approve a decision of our Board to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of Yandex LLC; and
●	to make binding nominations of two members of our 12-person Board, whom we refer to as the designated directors. Under Dutch law, a binding nomination will be adopted at a General Meeting of our shareholders, unless rejected by a two-thirds (2/3) majority of those voting.

Board Committees

As part of the restructuring, our Board has also reorganized its Nominating Committee and has formed a new Public Interest Committee. One designated director will sit on the Nominating Committee, and both designated directors will sit on the Public Interest Committee.

Nominating Committee

The Nominating Committee will consist of five directors and will form two subcommittees:

●	Subcommittee I will consist of one designated director, one director with a Russian passport and residency, and one other director. Subcommittee I will recommend to our Board for nomination four directors (the “Class I Directors”), who will then be subject to the approval of our Board as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The initial Class I Directors are Herman Gref, Mikhail Parakhin, Charles Ryan and Ilya Strebulaev.
●	Subcommittee II will consist of three directors who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our Board must adopt the recommendations of candidates recommended by Subcommittee II, unless our Board votes by a supermajority of ten directors (subject to adjustment for Board vacancies) to reject such recommendation.

Public Interest Committee

The Public Interest Committee will have a right of approval over certain specified matters, and will consist of three members: the Yandex CEO (currently Mr. Volozh) and both of the designated directors. Decisions of the Public Interest Committee must be unanimous. The Public Interest Committee will not review ordinary business or commercial matters; its right of approval will be limited to a defined list of the following specific matters deemed to be of public interest:

●	transactions or other transfers resulting in the granting of direct access to Russian users’ personal data owned by us and non-depersonalized big data owned by us to non-Russian persons;
●	the adoption, modification, amendment, and cancellation of the Yandex internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale/provision of such information to foreign persons);
●	entry by Yandex into any agreement which concerns Russia with a non-Russian state or an international intergovernmental organization (or its bodies and agencies); and
●	direct or indirect transfers or encumbrances of material intellectual property rights, including licensing such rights, if as a result of such license Yandex would lose the ability to use such rights in Russia.

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

Special Corporate Situations

A Special Corporate Situation is deemed to arise only in the following specific circumstances:

●	the Public Interest Committee is not formed;
●	the Public Interest Committee is dismissed by our Board;
●	a designated director is not included in the Nominating Committee;
●	a binding nomination for a designated director is rejected by the General Meeting;
●	a designated director is removed by the General Meeting without approval of the holder of the Priority Share;
●	the General Meeting appoints a candidate as a Class I Director that has not been recommended by the Nominating Committee through Subcommittee I; or
●	a decision of the Public Interest Committee is breached by Yandex LLC.

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

Andrey Sharonov (SKOLKOVO), President of the Moscow School of Management SKOLKOVO

Mikhail Sluch (School №57 Development Fund), Director of School №57

After Russian parties (including Russian citizens, Russian beneficially owned legal entities and the Mr. Volozh’s family trust) cease to hold cumulative voting power over at least 50% plus one vote in Yandex N.V., the number of representatives of management entitled to sit on the Foundation Board will be decreased from three to two, and the Higher School of Economics will have the right to appoint an additional member of the Foundation Board. As a result, the Foundation directors appointed by Russian universities will have the power to decide on the following matters without any additional votes by the other members of the Foundation Board:

●	selection of candidates for binding nomination as designated directors; and
●	proposals of candidates for inclusion on the list of persons who may serve as interim General Director of Yandex LLC from time to time.

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Information” section of this Annual Report and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections and elsewhere in this Annual Report.

Overview

We are one of the largest European internet companies and the leading search provider in Russia. Our principal constituencies are:

●	Users. We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect, arrange transportation, access entertainment and shop over the internet.
●	Advertisers. Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective online advertising. With Yandex.Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics.
●	Yandex ad network partners. We have relationships with a large number of third-party websites, which we refer to as the Yandex ad network. In addition to serving ads on our own websites, we also serve ads on our network partners’ websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then.

Online advertising revenues accounted for 93.0%, 80.4% and 69.4% of our total revenues in 2017, 2018 and 2019, respectively. Our online advertising revenues consist of fees charged to advertisers for serving online ads on our websites and those of our partners in the Yandex ad network. We place the significant majority of our performance-based ads through Yandex.Direct. We sell approximately half of our performance-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost-per-click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers’ ads. Our brand advertising is generally sold on a cost-per-thousand (CPM) impressions basis. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. We recognize our online advertising revenues net of value added tax and sales commissions and bonuses. In Russia, the VAT rate was 18% in 2018 and increased to 20% as of January 1, 2019. Although the largest part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising is sold through media agencies. We recognize revenues from those advertising sales net of the commissions and bonuses paid to these agencies.

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

We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For performance-based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their performance-based ads or, for those advertisers paying for brand ads on a CPM basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers’ ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on partners’ websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the revenues we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

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

We believe the most significant factors that influence our ability to continue to increase our online advertising revenues include the following:

●	the level of internet penetration and usage in Russia and the other markets in which we operate;
●	the absolute and relative level of traffic on our own websites and those of our partners in the Yandex ad network;
●	the relevance, objectivity and quality of our search results and the quality of our other services and of the Yandex ad network;
●	our search market share, including on mobile devices, with a larger market share allowing us to better monetize our users’ search activity and attract and retain advertisers, as well as partners in our Yandex ad network;
●	the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium-size businesses;
●	our ability to effectively monetize traffic generated by our websites and those of the Yandex ad network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers; and
●	our ability to effectively monetize mobile search where the number of search queries is growing more quickly than on desktops.

Segments

During 2019, we revised our organizational structure, separating several focus areas into product lines and geographies. As a result, our businesses are now organized in the following operating segments:

●	Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;
●	Taxi (including our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and other countries), FoodTech business (including Yandex.Eats, Yandex.Chef and Yandex.Lavka, a hyper local convenience store delivery service) and our Self-Driving Cars (“SDC”) division);
●	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs);
●	Media Services (including KinoPoisk, Yandex Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus);
●	Other Bets and Experiments, where we aim to prove new business models. These include Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education; and
●	E-commerce (Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia. Following the completion of the joint venture, we have deconsolidated Yandex.Market and now treat it as an equity investee under the equity method accounting).

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

Our business and revenues have grown rapidly since inception, and the effectiveness of performance-based advertising as a medium has contributed to the rapid growth of our business. Advertising spending continues to shift from offline to online as the internet evolves, and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, particularly on mobile devices, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases. We do not expect the rate of online advertising revenues growth in 2020 to be higher than in 2019.

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

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased by 2.5% and 4.3% in 2017 and 2018, respectively, and by 3.0% in 2019. We can provide no assurance that the annual rate of inflation will not increase significantly in 2020. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble-denominated assets, such as cash and cash equivalents.

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

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising, brand royalties and server costs. Adjusted operating costs and expenses of reportable segments exclude share-based compensation expense, amortization of acquisition-related intangible assets, goodwill impairment and compensation expense related to contingent consideration, as well as the one-off loss in 2017 related to the suspension of our business in Ukraine and restructuring costs.

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

Our revenues attributable to the E-commerce segment decreased by RUB 1,697 million, or 100.0%, from 2018 to 2019 and by RUB 3,271 million, or 65.8%, from 2017 to 2018 due to effect of deconsolidation of Yandex.Market in April 2018. E-commerce revenues were zero in 2019 and accounted for approximately 1.3% of total revenues in 2018, compared with 5.3% in 2017.

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

The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our largest distribution partner since 2012, Opera, accounted in aggregate for 18% of our distribution costs in 2019, and 23% and 18% in 2017 and 2018, respectively. The Opera agreement also provides for a 12-month “revenue tail” period should that agreement be terminated.

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

Additional factors contributing to the overall increase from 2017 to 2018 were increases in advertising and marketing expenses, mainly in Russia, by RUB 2,318 million; increases of RUB 1,631 million in bank and payment systems commission expenses mainly related to Yandex.Taxi; RUB 1,028 million in other professional and outsourced services; RUB 556 million in office rent and utilities expenses due to additional rent agreements; RUB 519 million in recruiting and training services and business travel expenses; RUB 384 million in share-based compensation expense and RUB 376 million in office expenses. These increases were partially compensated by a decrease of RUB 404 million in certain provisions related to Ukraine that we provided for in 2017 following the imposition of sanctions in May 2017, and by RUB 354 million of certain allowances we provided for in 2018 compared to 2017 due to VAT provision accrued in 2017 related to the results of prior years' tax audits.

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

Share-based compensation expense increased by RUB 3,303 million, or 50.4%, from 2018 to 2019, because of new equity-based awards to new and existing employees granted in 2018 and 2019.

Share-based compensation expense increased by RUB 2,359 million, or 56.3%, from 2017 to 2018, because of new equity-based awards to new and existing employees granted in 2017 and 2018.

The share based compensation expense for 2018 and 2019 includes RUB 564 million and RUB 355 million, respectively, related to Business Unit Equity Awards as described in Note 16 to our consolidated financial statements.

We anticipate that share-based compensation expense will increase in absolute terms in the near term because of new equity-based awards to new and existing employees.

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

Our adjusted operating costs and expenses attributable to the E-commerce segment decreased by RUB 1,970 million, or 100.0%, from 2018 to 2019 and by RUB 1,442 million, or 42.3%, from 2017 to 2018. The decreases both in 2018 and 2019 were mainly due to deconsolidation of Yandex.Market in April 2018.

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

Other (Loss)/Income, net

Our other (loss)/income, net primarily consists of foreign exchange losses and gains generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non-operating gains and losses, including gains from the sale of equity securities and loss from repurchases of convertible notes.

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

Items recognized as “Other” in “Other (loss)/income, net” include changes in the fair value of derivative instruments and other non-operating gains and losses.

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

Our effective tax rate decreased by 20.0 percentage points from 2017 to 2018. Our effective tax rate was lower in 2018 than in 2017 primarily due to the effect of Yandex.Market deconsolidation which is non-taxable, as well as due to certain provisions related to the results of prior years' tax audits recognized in 2017 and reversed in 2018, partly offset by an increase in share-based compensation expense, which is non-deductible. Adjusted for these effects, our effective tax rate would have been 26.6% and 24.1% in 2018 and 2017, respectively. The increase in the adjusted effective tax rate was primarily driven by certain deferred tax asset valuation allowances provided in 2018 on operations of Uber and Food Delivery businesses acquired in 2018 and late 2017.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our income tax expense.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 11 of our audited consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources

As of December 31, 2019, we had RUB 88,306 million ($1,120.0 million) in cash, cash equivalents and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less. We keep a sufficiently balanced currency basket depending on expected expenses in currencies different from the Russian ruble and aiming at foreign exchange risks mitigation. The certain currency split between the Russian ruble and the U.S. dollar is flexible and is subject to regular modification by management upon market conditions. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar-denominated holdings as of December 31, 2019 accounted for approximately 71.1% of our cash, cash equivalents and term deposits.

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

We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. We also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of our principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2019, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 83,531 million ($1,059.4 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 4,177 million ($53.0 million). See “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty.”

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

Cash provided by operating activities. Cash provided by operating activities consists of net income adjusted for non-cash items, including depreciation and amortization expense, operating lease right-of-use (ROU) assets amortization, amortization of debt discount and issuance costs, share-based compensation expense, deferred income taxes, foreign exchange gains and losses, effect of deconsolidation of Yandex.Market, goodwill impairment, amortization of content assets, income/losses from equity method investments, and the effect of changes in working capital.

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

Off-Balance Sheet Items

We do not currently engage in off-balance sheet financing arrangements, and do not have any material interest or obligation, including a contingent obligation, arising out of a variable interest, in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

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

The table above presents our long-term rent obligations for our office and data center facilities, cars, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to utilities fees, content assets, devices production and other services and obligations. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2019. All amounts shown include value added tax, where applicable.

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

Share-Based Compensation Expense

We estimate the fair value of share options and share appreciation rights (together, “Share-Based Awards”) that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share-Based Awards for grants made in the year ended December 31, 2019:

	2018	2019
Dividend yield	—	—
Expected annual volatility	39.0%	39.4-41.1%
Risk-free interest rate	2.72-2.90%	1.64-1.88%
Expected life of the awards (years)	7.07-7.11	5.91-6.05
Weighted-average grant date fair value of awards (per share)	$14.62	$15.97

No share appreciation rights grants were made for the years ended December 31, 2017, 2018 and 2019.

To determine the expected option term, we use the “simplified method” as allowed under the SEC’s accounting guidance, which represents the weighted-average period during which our awards are expected to be outstanding.

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

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, as well as a portion of expenses denominated in a currency other than the Russian ruble, can be materially affected by changes in the dollar-ruble and euro-ruble exchange rate. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015 or early 2020, the ruble equivalents of these U.S. dollar-denominated expenditures increase and negatively impact our net income and cash flows.

The lease of our Moscow headquarters currently entails outstanding commitments of approximately RUB 13,766 million as of December 31, 2019. The rent under some leases we entered into before 2017 is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble. There are also some leases we entered into in 2017 and 2018 which contain protection of us as the lessee against appreciation of the U.S. dollar against the ruble. The landlord’s protection from U.S. dollar depreciation and our protection from U.S. dollar appreciation represent embedded derivatives that must be bifurcated and accounted for separately under U.S. GAAP. At the end of each period, we re-measure the fair value of these embedded derivatives and record any change in fair value as foreign exchange gains or losses in the statements of income. We estimate the fair value of these derivative instrument using a model that is sensitive to changes in the U.S. dollar to Russian ruble exchange rate. If the U.S. dollar had been weaker by 15% relative to the value of the Russian ruble as of December 31, 2019, we would have recognized additional foreign exchange gains before tax of RUB 2 million in 2019. If the U.S. dollar had been stronger by 15% relative to the value of the Russian ruble as of December 31, 2019, we would have recognized additional foreign exchange losses before tax of RUB 2 million in 2019. In March 2017, we designated a portion of our U.S. dollar-denominated term deposits with a third party bank as a hedging instrument to protect us from risk that our U.S. dollar-denominated Moscow headquarters rent expenses will be adversely affected by changes in the exchange rates and to avoid income statement volatility. As of December 31, 2018, this deposit was used in full amount. See Note 6 — “Derivative and non-derivative financial instruments” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

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

In May 2016, we made an offer to our non-executive directors to exchange up to an aggregate of 196,000 of their outstanding options for RSUs based on an exchange ratio of 2:1. As a result of exchange, a total of seven non-executive directors exchanged an aggregate of 196,000 options for an aggregate of 98,000 RSUs. The replacement RSUs are subject to an additional 12 months vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs are permitted for a 12 month period starting from the date of the exchange which occurred in May 2016.

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

Audit Committee

Our audit committee consists of three members, Messrs. Ryan (chairperson), Boynton and Strebulaev. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

●	making recommendations to our board of directors regarding the appointment by the shareholders of our independent auditors;
●	coordinating our board’s oversight of the internal control over financial reporting, disclosure controls and procedures and code of conduct;
●	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
●	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
●	reviewing the independence and quality control procedures of the independent auditors;
●	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited consolidated and statutory financial statements with management;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●

meeting separately with the independent auditors to discuss critical accounting policies, observations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management;

●	establishing procedures for an annual internal audit;
●	reviewing the findings of annual internal audits prepared by the internal auditors; and
●	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

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

r
	●	reviewing and making recommendations to our board of directors with respect to compensation of our executive and non-executive directors;
●

reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief financial officer and such other members of our management as it deems appropriate;

●	overseeing the evaluation of our management;
●	reviewing periodically and making recommendations to our board of directors with respect to any incentive compensation and equity plans, programs or similar arrangements;
●	exercising the rights of our board of directors under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and
●	attending to such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

Corporate Governance Committee

Our corporate governance committee consists of three members, none of whom may be a designated director. The current members are Messrs. Boynton (chairperson), Rijnja and Voloshin, each of whom satisfies the “independence” requirements of the NASDAQ listing standards. The corporate governance committee is responsible for, among other things:

●	considering, preparing and recommending to the board of directors a set of corporate governance guidelines applicable to the company;
●	recommending to our board of directors persons to be appointed to each committee of the board of directors, other than the nominating committee and the public interest committee; and
●	overseeing the board of directors’ annual review of its own performance and the performance of its committees.

Nominating Committee

Our nominating committee consists of five members and is divided into two subcommittees. The nominating committee is responsible for, among other things, selecting and recommending to the board of directors persons to be nominated for election or re-election as directors at any general meeting of the shareholders.

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

Investment Committee

Our investment committee consists of Messrs. Ryan (chairperson), Boynton, Volozh and Ms. Dyson. The investment committee advises the board of directors and the company’s management regarding potential corporate transactions, including strategic investments, mergers, acquisitions and divestitures. The investment committee is responsible for, among other things:

●	reviewing and providing guidance to management and the board of directors with respect to the acquisition, investment and divesture strategies;
●	assisting management and the board of directors with the identification of opportunities of potential corporate transactions;
●

reviewing, and providing guidance to management and the board of directors with respect to potential corporate transactions, including the structure, timing or other terms or conditions of such transactions;

●	overseeing the due diligence process with respect to potential corporate transaction; and
●	monitoring and reporting to the board of directors regarding the implementation of any potential corporate transaction and the integration of any completed transaction.

Public Interest Committee

Our public interest committee consists of three members comprised of the then-current Chief Executive Officer and both of the designated directors. The current members of our public interest committee are Messrs.Volozh (chairperson), Yakovitsky and Komissarov. The public interest committee has no decision-making power on ordinary course matters and is responsible for decisions on the following key sensitive matters deemed to be of public interest:

●	transactions or other transfers resulting in the granting of direct access to Russian users’ personal data owned by us and non-depersonalized big data owned by us to non-Russian persons;
●

the adoption, modification, amendment, and cancellation of the Yandex internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale/provision of such information to foreign persons);

●	entry by the Company into any agreement which concerns Russia with a non-Russian state or an international intergovernmental organization (or its bodies and agencies); and
●

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

We also typically employ several hundred contract workers on a part-time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full-time staff.

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

Vesting schedule.  The notice of grant specifies the vesting schedule. Awards generally vest over a four-year period, with four-sixteenths vesting on the first anniversary of grant and an additional one-sixteenth vesting each quarter thereafter. When a grantee’s employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

Class A and Class B Shares.  Outstanding options granted prior to October 2008 may be exercised, pursuant to their terms and the terms of the 2007 Plan, as follows:

●	In the event that an optionee intends to exercise an option and immediately sell the shares acquired, we will issue Class A shares upon such exercise.

●

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

Amendments to articles of association.  The parties have agreed that they will vote against any proposal to amend the articles of association in such a way as to eliminate:

●	our multiple class share structure, with differential voting rights;
●	the staggered three-year terms of our directors;
●	the provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;
●	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;
●	the supermajority requirements for shareholder approval of certain significant corporate actions, including a legal merger or demerger of our company or the amendment of our articles of association;
●	the right of our board of directors to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of 10% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together); or
●	the rights of the holder of the priority share.

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

Form F-3 registration rights.  When we are eligible to use Form F-3, one or more shareholders party to the agreement holding shares with an aggregate market value of at least $50,000,000 have the right to request that we file a registration statement on Form F-3. We are not obligated to file a registration statement on Form F-3 if (a) we have already effected two registrations on Form F-3 for holders of registrable securities during the 12-month period preceding a registration request, (b) the aggregate price, net of underwriters’ commissions or discounts, of registrable securities included in such registration is less than $10 million, or (c) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

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

Following the sale of the controlling interest and the deconsolidation of Yandex.Money in July 2013, we retained a noncontrolling interest and significant influence over Yandex.Money’s business. We continue to use Yandex.Money for payment processing and to provide other services. In 2018, we also subleased to Yandex.Money part of our premises. The amount of revenues from subleasing and other services was RUB 51 million and RUB 37 million ($0.5 million) for the years ended December 31, 2018 and 2019, respectively. The amount of fees for online payment commissions was RUB 432 million and RUB 783 million ($9.9 million) for the years ended December 31, 2018 and 2019 respectively. As of December 31, 2018 and 2019, the amount of accounts receivable from Yandex.Money was RUB 344 million and RUB 214 million ($2.7 million) and the amount of accounts payable to Yandex.Money was nil and RUB 13 million ($0.2 million), respectively. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s-length transactions with unrelated similarly situated customers and suppliers

Yandex.Market Joint Venture

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

Dividend Withholding Tax

General

Dividends paid on the Class A shares to a holder of such shares are generally subject to Dutch dividend withholding tax at a rate of 15%. The term “dividends” for this purpose includes, but is not limited to:

●	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;
●	the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and
●	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

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

●	if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty: two completed copies of Form IB 96 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service valid for the relevant tax year and
●	if the U.S. holder is an exempt organization as described in article 36 of the Treaty: two completed copies of Form IB 95 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service, valid for the relevant tax year.

Taxes on Income and Capital Gains

General

The description of taxation set out in this section of this Annual Report is not intended for any holder of Class A shares who is:

●	an individual for whom the income or capital gains derived from the Class A shares are attributable to employment activities the income from which is taxable in the Netherlands; or
●	an individual who or an entity which holds, or is deemed to hold, a Substantial Interest in our company (as defined above).

Non-residents of the Netherlands (including, but not limited to, U.S. holders)

A Non-Resident of the Netherlands who holds Class A shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Class A shares, provided that:

●	such Non-Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands or effectively managed in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A shares are attributable or deemed attributable;
●	in the case of a Non-Resident of the Netherlands who is an individual, (a) such individual does not carry out any activities in the Netherlands with respect to the Class A shares that exceed ordinary active asset management (normaal vermogensbeheer), (b) the benefits derived from such Class A shares are not intended as remuneration for activities performed by a holder of Class A shares or by a person connected to such holder as meant by article 3.92b paragraph 5 of the Dutch Income Tax Act 2001 and (c) such individual does not derive income or capital gains from the Class A shares that are taxable as benefits from “other miscellaneous activities” in the Netherlands (resultaat uit overige werkzaamheden in Nederland);
●	in the case of a Non-Resident of the Netherlands which is an entity, it is neither entitled to a share in the profits of an enterprise effectively managed in the Netherlands, nor co-entitled to the net worth of such enterprise, other than by way of the holding of securities, to which enterprise the Class A shares or payments in respect of the Class A shares are attributable; and
●	in the case of a Non-Resident of the Netherlands who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, through an employment contract, to which enterprise the Class A shares or payments in respect of Class A shares are attributable.

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

●	certain financial institutions;
●	insurance companies;
●	dealers or traders in securities, currencies, or notional principal contracts;
●	tax-exempt entities;
●	regulated investment companies;
●	persons that hold the Class A shares as part of a wash sale, hedge, straddle, conversion, constructive sale or similar transaction;
●	persons that hold the Class A shares through partnerships or certain other pass-through entities;
●	persons that own (or are deemed to own) 10% or more of our voting shares; and
●	persons that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address alternative minimum tax consequences or indirect effects on the holders of equity interests in entities that own our Class A shares. In addition, this discussion does not consider the U.S. tax consequences to non-U.S. holders of Class A shares.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Class A shares that is, for U.S. federal income tax purposes:

●	an individual who is either a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons,” within the meaning of the Internal Revenue Code, have the authority to control all of the substantial decisions of such trust.

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

Under the Internal Revenue Code, qualified dividends received by certain non-corporate U.S. holders (i.e. individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a qualified foreign corporation under the Internal Revenue Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to Class A shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates, except to the extent that they are taxable otherwise if we are a passive foreign investment company as described below.

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

/s/ JSC “KPMG”

Moscow, Russia

April 2, 2020

Item 16A. Audit Committee Financial Expert.

Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors.

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

Pre-Approval Policies for Non-Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved all of the non-audit services performed for us by JSC KPMG during 2019.

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

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance.

The Sarbanes Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

●	We do not follow NASDAQ’s quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.
●	We do not follow NASDAQ’s requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

The Company recognizes online advertising revenues based on the following principles:

The Company’s Yandex.Direct service offers advertisers the ability to place performance-based ads on Yandex and Yandex ad network member websites targeted to users’ search queries or website content. The Company recognizes as revenues fees charged to advertisers as “click-throughs” occur. A “click-through” occurs each time a user clicks on one of the performance-based ads that are displayed next to the search results or on the content pages of Yandex or Yandex ad network members’ websites.

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

Share-Based Compensation

The Company grants share options, share appreciation rights (“SARs”), restricted share units (“RSUs”) and business unit equity awards (together, “Share-Based Awards”) to its employees and consultants.

The Company estimates the fair value at the grant date of share options, SARs and business unit equity awards that are expected to vest using the Black-Scholes-Merton (“BSM”) pricing model and recognizes the fair value on a straight-line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying share on the dates of grant.

The assumptions used in calculating the fair value of Share-Based Awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company’s share-based compensation expense could be materially different in the future. The Company accounts for forfeitures as they occur.

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

Income Taxes

Current tax expense/(benefit) is calculated as the estimated amount expected to be recovered from or paid to the taxing authorities based on the taxable income for the period. Deferred tax assets and liabilities are recognized for the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for carryforwards. Deferred tax assets, including those for operating loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax asset or liability is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are classified as non-current. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. In making such a determination, management consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, limitations and enacted changes to the tax legislation in respective jurisdictions, tax-planning strategies, and results of recent operations.

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

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

payments. The Company gives consideration to its credit risk, term of the lease, total lease payments and adjust for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1.0 to 15.9 years, with a weighted-average life of 8.2 years:

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

3. NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the years ended December 31, 2017, 2018 and 2019 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the “treasury stock” method.

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

The Company’s convertible notes due 2018 provided for a flexible settlement feature. In December 2018, the convertible debt matured and the Company repaid the convertible debt for cash. The convertible debt was anti-dilutive in the years ended December 31, 2017 and 2018.

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

Other Non-current Assets

Other non-current assets as of December 31, 2018 and 2019 consisted of the following:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities as of December 31, 2018 and 2019 consisted of the following:

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

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation and in reliance on the provisions of the Netherlands-Russia tax treaty. Due to the so-called participation exemption, dividends distributed by the Company’s Russian subsidiaries to Yandex N.V. are exempt from income tax in the Netherlands.

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

As of December 31, 2019, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 4,783 ($60.7), of which tax losses in the amount of RUB 3,501 were generated before January 1, 2019. For Dutch corporate tax purposes tax losses incurred in 2018 and earlier expire between 2020 and 2027. Tax losses arising beginning on or after January 1, 2019 may be carried forward for 6 years, i.e. up to 2025. As of December 31, 2019, a benefit of RUB 325 ($4.1) related to the Dutch NOLs described above would be recorded by the Company in additional paid-in capital if and when realized.

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

14. SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

●	Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.
●	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.
●	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to €0.01 per share in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by Yandex Conversion Foundation (Stichting Yandex Conversion). Yandex Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. Yandex Conversion Foundation is managed by a board of directors appointed by the Company.

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

The Company’s articles of association previously authorized a special class of preference shares as a form of an anti-takeover defense. At the Extraordinary General Meeting which was held December 20, 2019 certain amendments to the Articles of Association regarding authorized capital were approved, which included cancellation of authorization of preference shares.

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

16. SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

On February 7, 2007, the Company’s Board adopted the 2007 Plan, which superseded the previous 2001 Employee Share Option Plan, and subsequently amended the 2007 Plan on October 11, 2007, October 14, 2008, November 10, 2011, February 10, 2012, and July 24, 2013. The 2016 Plan was approved at the 2016 annual general meeting of shareholders on May 27, 2016 and replaced the 2007 Plan.  However, there remain unexercised grants under the 2007 Plan. A share option issued under the Plans entitles the holder to purchase an ordinary share at a specified exercise price. SARs issued under the Plans entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the Plans entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. The holders of RSUs have no rights to dividends or dividends equivalent. The 2016 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 20% of the issued share capital of the Company.

Under the Plans, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plans, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options and Share Appreciation Rights, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plans generally vest over a four-year period. Approximately 25% of the Share-Based Awards vest after one year, with the remaining Share-Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause within three months following the consummation of a change of control under 2007 Plan and nine months under 2016 Plan, the Share Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share-Based Award granted under the Plans may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

No SARs grants were made for the years ended December 31, 2017, 2018 and 2019.

The Company used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

●	Expected volatility. For 2018 and 2019 grants, the Company used historical volatility of the Company’s own shares.
●	Expected term. The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2017, 2018 or 2019. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the years ended December 31, 2018 and 2019.
●	Fair value of ordinary shares. The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.
●	Risk-free interest rate. The Company used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date.

The following table summarizes awards activity for the Company:

	Options		SARs		RSUs
		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2018	3,601,433	$34.51	154,994	$32.44	13,865,414	—
Granted	1,068,554	36.62	—	—	5,293,636	—
Exercised	(410,145)	5.86	(28,500)	31.22	(5,218,733)	—
Forfeited	—	—	—	—	(638,743)	—
Cancelled	(945,000)	40.00	(394)	20.99	(500,342)	—
Outstanding as of December 31, 2019	3,314,842	$37.17	126,100	$32.75	12,801,232	—

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

The following table summarizes information about non-vested share awards:

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

As of December 31, 2019, there was RUB 21,435 ($271.8) of unamortized share-based compensation expense related to unvested share options and RSUs which is expected to be recognized over a weighted average period of 2.86 years.

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

The Company recognized share-based compensation expense in respect of such Synthetic Options in the amount of RUB 907 ($11.5) for the year ended December 31, 2019. As of December 31, 2019, there was RUB 1,215 ($15.4) of unamortized share-based compensation expense related to unvested Synthetic Options.

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

Share-Based Awards granted under the MLU B.V. Plan generally vest over a four-year period. Approximately 25% of the Share-Based Awards vest after one year, with the remaining Share-Based Awards vesting in equal amounts on the last day of each quarter over the following three years. The maximum term of a Share-Based Award granted under the Plan may not exceed ten years.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

MLU Group used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

●	Expected volatility. MLU Group used historical volatility of Yandex N.V.’s shares.
●	Expected term. The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the MLU Group over the expected life of the award as a percentage of the share price at the grant date. MLU Group did not declare any dividends with respect to 2019. Currently, MLU Group does not have any plans to pay dividends in the near term, therefore it used an expected dividend yield of zero in its option pricing model for awards granted in the year ended December 31, 2019.
●	Fair value of ordinary shares. Since the MLU Group's ordinary shares are not publicly traded, it estimated the fair value of its ordinary shares on the basis of valuations arrived at by employing the “income approach” and the “market approach” valuation methodologies.
●	Risk-free interest rate. MLU Group used the risk-free interest rates based on the Russian Ruble Interest Rate Swap yield curve in effect at the grant date.

The following table summarizes share options and RSUs activity for the MLU Group under the Plan:

	Options		RSUs
		Weighted		Weighted
		average exercise		average exercise
	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2018	189	$80.89	114,499	$—
Granted	256,812	211.88	191,214	—
Exercised	(67)	80.89	(6,025)	—
Forfeited	(32)	80.89	(10,586)	—
Cancelled	(77,380)	203.83	(17,560)	—
Outstanding as of December 31, 2019	179,522	$215.28	271,542	$—

The following table summarizes information about outstanding and exercisable share options and RSUs under the MLU Plan as of December 31, 2019:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
Exercise Price ($)	award	outstanding	Life (in years)	exercisable	Life (in years)
$80.89	Option	97	8.11	97	8.11
$203.83	Option	139,425	9.15	35,996	9.13
$255.51	Option	40,000	9.61	—	—
Total Options		179,522	9.26	36,093	9.12
Total RSUs	RSU	271,542	8.98	64,735	8.66
Total Options and RSUs		451,064	9.09	100,828	8.83

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

The following table summarizes information about non-vested RSUs under the Plan:

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

As of December 31, 2019, there was RUB 4,985 ($63.2) of unamortized share-based compensation expense related to unvested RSUs and options under MLU B.V. 2018 Equity Incentive Plan which is expected to be recognized over a weighted average period of 3.10 years.

Share-Based Compensation Expense

The Company recognized share-based compensation expense of RUB 4,193, RUB 6,552 and RUB 9,855 ($125.0) for the years ended December 31, 2017, 2018 and 2019, respectively. The Company recognized RUB 62, RUB 104 and RUB 101 ($1.3) in related income tax benefits from Share-Based Awards exercised for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Reportable segments derive revenues from the following services:

●	Search and Portal, which includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), among which are search, location-based, personalized and mobile services, that enable the Company’s users to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices;
●	Taxi includes our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and other countries), FoodTech business (including Yandex.Eats, Yandex.Chef and Yandex.Lavka, a hyper local convenience store delivery service) and our Self-Driving Cars (“SDC”) division;
●	Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs) which derives revenues from online advertising and listing fees;
●	Media Services (including KinoPoisk, Yandex Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus) which derives revenue from online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales; and
●	E-commerce (the Company’s Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank of Russia. Following the completion of the joint venture, Yandex.Market was deconsolidated and is now treated as an equity investee under the equity method accounting).

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

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

The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s-length transactions with unrelated similarly situated customers and suppliers of the Company.

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

4.9*	†	Agreement for the Sale and Purchase of the Issued Share Capital of Axelcroft Limited, dated July 14, 2019, by and between MLU B.V. and Fasten CY Limited
4.10*	†	Deed of Trust dated as of March 3, 2020 between the Company and BNY Mellon Corporate Trustee Services Limited, as trustee
8.1	†	Principal Subsidiaries
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†		Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	†	Consent of JSC KPMG, Independent Registered Public Accounting Firm
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