Form 20-F
period 2020-12-31
Yandex N.V.
filed 2021-04-01
CIK 1513845

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Title of each class	Number of shares outstanding
Class A	318,501,858
Class B	35,708,674

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards ◻ as issued by the International Accounting Standards Board	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) In addition, we had 1,928,621 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2020. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

This Annual Report includes market data reported by Yandex.Radar (February 2021), the Association of Russian Communication Agencies (AKAR) (March 2021), the Russian Federal State Statistics Service (Rosstat) (February 2021) and the Bank of Russia (January 2021).

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report may include statements about:

●	the impact of macroeconomic and geopolitical developments in our markets, including the economic, social and political impact of the current COVID-19 pandemic;
●	the expected growth of the business markets and the number of internet and broadband users in the countries in which we operate;
●	competition in the internet search, ride-hailing and other markets in the countries in which we operate;
●	our anticipated growth and investment strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;
●	our ability to attract and retain users, advertisers and partners; and
●	future advertising supply and demand dynamics.

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

The selected consolidated balance sheet data as of December 31, 2020 and 2019 and consolidated statements of income data for the years ended December 31, 2020, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

Ruble amounts have been translated into U.S. dollars at a rate of RUB 73.8757 to $1.00, the official exchange rate quoted as of December 31, 2020 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. See “Risk Factors–The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.”

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

	Year ended December 31,
	2016*	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	75,925	94,054	127,657	175,391	218,344	2,955.6
Operating costs and expenses:
Cost of revenues(1)	19,754	23,952	35,893	55,788	85,734	1,160.5
Product development(1)	15,832	18,866	22,579	29,209	36,339	491.9
Sales, general and administrative(1)	17,885	27,155	36,206	50,155	62,335	843.8
Depreciation and amortization	9,607	11,239	12,137	14,777	17,687	239.4
Goodwill impairment	—	—	—	762	—	—
Total operating costs and expenses	63,078	81,212	106,815	150,691	202,095	2,735.6
Income from operations	12,847	12,842	20,842	24,700	16,249	220.0
Interest income	2,863	2,909	3,382	3,315	3,869	52.4
Interest expense	(1,208)	(897)	(945)	(74)	(2,373)	(32.1)
Effect of deconsolidation/consolidation of Yandex.Market	—	—	28,244	—	19,230	260.3
Income/(loss) from equity method investments	205	353	(194)	(3,886)	(2,175)	(29.4)
Other (loss)/income, net	(3,600)	(1,110)	1,130	(1,200)	2,404	32.4
Income before income tax expense	11,107	14,097	52,459	22,855	37,204	503.6
Income tax expense	4,324	5,016	8,201	11,656	13,055	176.7
Net income	6,783	9,081	44,258	11,199	24,149	326.9
Net loss attributable to noncontrolling interests	15	120	1,726	1,627	1,363	18.4
Net income attributable to Yandex N.V.	6,798	9,201	45,984	12,826	25,512	345.3
Net income per Class A and Class B share:
Basic	21.19	28.33	140.77	39.21	74.87	1.01
Diluted	20.84	27.77	137.20	38.21	72.03	0.98
Weighted average number of Class A and Class B shares outstanding:
Basic	320,788,967	324,747,888	326,667,118	327,127,314	340,764,574	340,764,574
Diluted	326,136,949	331,243,961	335,162,062	335,428,137	353,382,841	353,382,841

(1)	These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

	2016	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	$
Cost of revenues	193	178	180	293	449	6.1
Product development	2,238	2,477	4,450	6,294	9,216	124.8
Sales, general and administrative	991	1,538	1,922	3,268	6,063	82.0

	As of December 31,
	2016*	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	$
	(in millions)
Consolidated balance sheets data:
Cash and cash equivalents	28,232	42,662	68,798	56,415	132,398	1,792.2
Term deposits (current and non-current)	31,769	28,045	—	31,891	105,787	1,432.0
Total assets	114,108	144,432	259,097	291,126	515,612	6,979.5
Total current liabilities(2)	14,622	37,065	29,755	46,540	61,719	835.4
Total non-current liabilities(2)	20,894	14,295	14,701	15,151	104,634	1,416.4
Redeemable noncontrolling interests	1,506	9,821	13,035	14,246	3,167	42.9
Total shareholders’ equity	77,086	83,251	201,606	215,189	346,092	4,684.8

(2)	Total non-current liabilities as of December 31, 2020 consist principally of convertible notes outstanding. Refer to Note 13 to our consolidated financial statements.

* Not restated to reflect adoption of ASC 842 Leases, which requires the recognition of right-of-use assets and lease liabilities for operating leases.

Exchange Rate Information

Our business is primarily conducted in Russia and the majority of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 73.8757 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.

See “Risk Factors–The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

B. Risk Factors

Investing in our Class A shares involves a high degree of risk. The risks and uncertainties described below and elsewhere in this Annual Report, including in the section headed “Operating and Financial Review and Prospects”, could materially adversely affect our business. These are not the only risks that we face; additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of these risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our Class A shares could decline. Please read a summary of the risk factors, followed by a detailed overview.

Summary of Risk Factors

The following is a summary of what we believe to be the material risks and uncertainties that could materially adversely affect our financial condition, results of operations, cash flows, and competitive position.

Risks Related to the Current Global Political, Regulatory and Economic Environment

●	The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations.
●	We face risks related to health epidemics and related crises, including the COVID-19 pandemic.
●	The adoption and maintenance of international embargo, economic or other sanctions against Russia or certain persons in Russia may have a material adverse effect on our business, financial condition and results of operations.
●	Any errors, failures or disruption in the products and services provided by third-party providers of our principal internet connections and equipment, or any regulatory limitations on the internet in Russia, could materially adversely affect our brand, business, financial condition, and results of operations.
●	The principal markets in which we operate offer an uncertain environment for investment and business activity that could have a material adverse effect on our business, financial condition, and results of operations.
●	Should our operating environment become more challenging because of a change in the regulation or perception of technology companies, our business and financial condition may be materially and adversely affected.
●	If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our group.

Risks Related to Our Governance Structure

●	We may not be compliant with any future legislation limiting foreign ownership or control in our sector and any such non-compliance could have a material adverse effect on our business.
●	The rights of the Public Interest Foundation could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.
●	The restructuring carried out at the end of 2019 introduced new elements of our corporate governance with which we previously had no experience, and the rights granted may be exercised in unexpected ways.

Risks Related to Our Business and Industry

●	If we do not continue to innovate and provide services that are useful and attractive to our users, we may be unable to retain them, which could adversely affect our business, financial condition and results of operations.
●	If we are not successful in maintaining substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.
●	Any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition, and results of operations.
●	Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.
●	We rely on partners for a material portion of our revenues and, in particular, for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.
●	Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and result of operations.
●	Growth in our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.
●	If we cannot maintain the focus on teamwork and innovation fostered by our corporate culture, our business, financial condition and results of operations would be adversely affected.
●	The loss of any of our key personnel, or a failure to attract, retain and motivate qualified personnel, may have a material adverse effect on our business, financial condition and results of operations.
●	If our security measures are breached, our products and services may be perceived as not being secure, users may curtail or stop using our products and services, and we may incur significant legal and financial exposure.
●	A systems failure, technical interference or human error could prevent us from providing accurate search results or ads or reliably deliver our other services, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.
●	We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.
●	We may be subject to intellectual property infringement claims, which could be costly and could limit our ability to provide certain content or use certain technologies in the future.
●	We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend, and which could adversely affect our business.
●	We may be held liable for information or content displayed on our platforms or we may be required to block content on or restrict access to our websites, any of which could harm our reputation and business.
●	As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.
●	We may have difficulty in continuing to scale and adapt our existing technology architecture, which could adversely affect our business, financial condition and results of operations.
●	If we fail to detect fraudulent activity or if our partners disagree with our fraud detection techniques, we may face litigation and may lose the confidence of our advertisers or partners which may adversely affect our business, financial condition and results of operations.
●	We may fail to identify additional suitable acquisition targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy.

Additional Risks Related to Regulatory Matters

●	We may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.
●	We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.
●	We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.

●	Our need to comply with applicable Russian laws and regulations could hamper our ability to offer services that compete effectively with those of our foreign competitors and may adversely affect our business, financial condition and results of operations.
●	The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business.

Risks Related to Tax Matters

●	Some of our counterparties provide limited transparency in their operations, which could subject us to greater scrutiny and potential claims from government authorities.
●	Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.
●	Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty.

Risks Related to Ownership of our Class A Shares

●	The concentration of voting power with our principal shareholders limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.
●	Certain of our directors and shareholders and their affiliates may have interests that are different from, or in addition to, the interests of other Yandex shareholders.
●	Our Board of Directors and our priority shareholder have certain approval rights, which may prevent or delay change-of-control transactions.
●	We are subject to additional disclosure and compliance requirements under the Moscow Stock Exchange that may conflict with those imposed by the SEC and NASDAQ, and we may experience trade fluctuations based on arbitrage activities.

Risks for U.S. Holders

●	We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.
●	Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.

Detailed Overview of Risk Factors

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

We face risks related to health epidemics and related crises, including the ongoing effects of the COVID-19 pandeic.

In recent years, there have been outbreaks of epidemics in various countries throughout the world. The current outbreak of a novel strain of coronavirus that causes COVID-19 has spread rapidly to many parts of the world, including Russia. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Although some of our businesses, such as FoodTech, Media Services, and E-commerce performed well throughout 2020, others, including ride-hailing and advertising experienced significant pressures, particularly in the second quarter of 2020. While our business and the broader economy have strengthened as the pandemic-related restrictions have been relaxed in the second half of 2020 and into 2021, there is limited visibility on the sustainability and the further dynamic of the recovery across Yandex businesses still depend on the economic impact of the coronavirus pandemic and potential furthe disruptions caused by the health crisis. Depending on the progression of the pandemic, the effectiveness of vaccines and political and social responses to the crisis, the COVID-19 pandemic may continue to have an adverse impact on some of our businesses.

The extent to which the COVID-19 crisis impacts our results in any given period will depend on future developments, which are still uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and its variants, and the actions to contain the virus or treat its impact, among others. These developments may also lead to changes in estimates and assumptions that affect the reported amounts of our assets and liabilities, and actual results could differ from those estimates. A prolonged or intensified disruption to normal economic activity or to our businesses could have a material adverse impact to our financial condition and results of operations.

The adoption and maintenance of international embargo, economic or other sanctions against Russia or certain persons in Russia may have a material adverse effect on our business, financial condition and results of operations.

The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea. In 2019 and 2020, these sanctions were prolonged and extended. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions or the potential easing of such measures, or the impact of the new presidential administration in the United States. Political and economic sanctions may affect the ability or willingness of our international customers to operate in Russia, which could negatively impact our revenue and profitability. Sanctions could also impede our ability to effectively manage our legal entities and operations in and outside of Russia. Although neither our parent company nor any of our operating subsidiaries are targets of U.S. or EU sanctions, our business has been adversely affected from time to time by the impact of sanctions on the broader economy and business climate in Russia.

Since May 2017, Yandex LLC and Yandex.Ukraine LLC, both subsidiaries of Yandex N.V., have been subject to Ukrainian sanctions, which have blocked Ukrainian users from accessing our services and websites. These sanctions, which were extended in 2020 for a further one year, ban all trade operations and require blocking of all assets, including bank accounts.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities. Our founder, executive director and substantial shareholder, Arkady Volozh, is one of nearly 100 persons included in one part of the so called “Kremlin List”, on the basis of his reported net worth. Although we are not aware of any intention on the part of the U.S. government to impose sanctions on Mr. Volozh, if Mr. Volozh were to become a target of sanctions, it could have a material adverse effect on our business. The applicable sanctions rules, or the authoritative interpretation of current rules by the relevant authorities, could change at any time. The potential actions that could be taken by regulators that could affect our business include the following:

●expanding the scope of sanctioned activities or transactions;

●adding additional parties to the sectoral sanctions list;
●designating parties with whom we have or may have significant business relationships as “specially designated nationals”, meaning that all dealings with them by U.S. and/or EU persons, or persons from other countries which imposed economic sanctions, would be prohibited; or
●expanding sanctions to cover entities that are less than 50% owned by a sanctioned party, or to cover entities that are majority “controlled”, even if not majority owned, by sanctioned parties;
●many U.S. and EU parties typically take a cautious approach to sanctions compliance matters, given the ambiguities of some of these rules and the approach taken by the regulators. Some parties, in particular some U.S. and EU financial institutions have adopted internal compliance policies more restrictive than are strictly required by the applicable rules. For example, they may decline to engage in any dealings with parties on the sectoral sanctions lists (including dealings that are not prohibited by the rules applicable to such parties), or entities affiliated with such persons (even if such affiliated entities are not themselves a target of sanctions). In addition, in January 2021 the U.S. Department of Commerce issued an interim final rule to Executive Order 13873, “Securing the Information and Communications Technology and Services (ICTS) Supply Chain”, identifying Russia as a foreign adversary and therefore prohibiting certain ICTS transactions with certain Russian parties that pose an undue or unacceptable risk to the national security of the United States. Although we do not expect any of the transactions we undertake to be covered by these restrictions, there is a possibility that some partners could interpret these regulations broadly and declined to enter into certain transactions with Russian entities even if they are not prohibited by such rules.

We rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which we operate. Any errors, failures or disruption in the products and services provided by third-party providers of our principal internet connections and the equipment critical to our internet properties and services, or any regulatory limitations on the internet in Russia, could materially adversely affect our brand, business, financial condition, and results of operations.

Our success depends on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Public health concerns or epidemics, such as the recent coronavirus outbreak, may affect the production or delivery capabilities of our suppliers and resulting quarantines or closures could further disrupt our supply chain. The internet infrastructure may also be unable to support the demands placed on it by growing numbers of users and time spent online or increased bandwidth requirements. Government regulation may also limit our access to adequate and reliable internet infrastructure. Any outages or delays resulting from inadequate internet infrastructure or due to problems with our third-party providers or new regulatory requirements could reduce the level of internet usage as well as our ability to provide our services to users, advertisers and network partners, which could materially adversely affect our business, financial condition and results of operations.

The law, which partly came into force in November 2019, introduced tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, its implementation, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could reduce data transfer speed significantly and even result in interruptions and delays of the online services in the Russian internet.

In December 2020, Russia adopted a number of laws applicable to internet governance, including tighter regulation of social networks, restrictions on the placement of publicly available personal data on the internet, prohibitions for information resources to practice censorship in the form of restrictions for distribution of socially significant information by the users of such information resources, and other matters. Significant amendments have been made to the provisions of the Criminal Code of the Russian Federation on users' liability for libel (defamation) on the internet and to the provisions of the Code of Administrative Offenses of the Russian Federation imposing liability for violating the procedure for the deletion of prohibited information from the internet. The law also establishes administrative fines up to 20% of a company's annual turnover for non-deletion of information by an information resource, if such deletion is required by law. At present, the practice of applying these laws, as well as their impact on our business, is not completely clear. However, they may have a substantial impact on operation of our services.

The principal markets in which we operate offer an uncertain environment for investment and business activity that could have a material adverse effect on the value of our Class A shares, our business, financial condition, and results of operations.

The legal framework in which we operate continues to evolve. The current geopolitical environment could increase the risk of new legislative initiatives that could be seen as protecting a country’s national security and/or limiting foreign influence over the sectors in which we operate. In addition, there can be contradictions between different laws and regulations, and the enforcement of laws can be selective or unpredictable. At the same time, there is sometimes a perceived lack of judicial and prosecutorial independence from political, social and commercial forces. These factors could have a material adverse effect on our Class A shares and our business, financial condition, and results of operations. The fact that we are a high-profile company may heighten these risks.

There has been increased scrutiny in recent periods of technology businesses across the globe. Should our operating environment become more challenging because of a change in the regulation or perception of technology companies, our business, financial condition, and results of operations may be materially and adversely affected.

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

As an example, the Russian Federal Antimonopoly Service (FAS) has recently started to apply more invasive remedies to technology companies stipulating in its demands and orders exact changes that market participants should implement into their business processes in order to terminate the alleged violation (in contrast to more general requirements to eliminate the violation of the competition law). For instance, in February 2021 FAS notified Yandex that it finds indications of the abuse of dominance in the way that Yandex demonstrates enriched results in its search engine and required that Yandex undertakes a number of measures to stop the presumed discrimination (including potentially the removal of enriched results that are not fully available for third parties). See also “— The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations”.

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

In 2018 draft legislation that would restrict foreign ownership of news aggregators was introduced. The draft legislation is broadly worded and, if adopted, might be applied to Yandex.News and other services. At this time, we cannot anticipate if the draft legislation will be adopted or, if it is adopted, whether such restrictions will be applied to us. See also “Item 4. Government Regulation”.

Further, a draft law was proposed in mid-2019, for example, that was aimed at restricting foreign ownership of “significant” internet companies, which, if adopted, could have been applied to Yandex. A number of parties, including representatives of the Russian government, identified concerns with the draft law, and the proposal was withdrawn in November 2019.

Another draft law was submitted to the State Duma in December 2020 that is aimed at prohibiting foreign ownership in excess of 20% of a Russian audiovisual service, including online video streaming services. If such a law were to be adopted and would be applicable to Yandex, then we may be required to restructure certain of our services, such as KinoPoisk, which could fall under the definition.

We have also recently obtained an encryption license for our Yandex.Cloud service in order to expand this business. Therefore, the restrictions imposed by the strategic enterprises law have become applicable to Yandex as a whole. In particular, a third-party non-Russian investor would be required to obtain prior approval from the competent Russian authority in some cases if it seeks to acquire more than 25% of the voting power in Yandex or seeks to enter into an agreement that would establish direct or indirect control over Yandex. Such investors would also be required to notify the competent Russian authority if it acquires more than 5% of the voting power in Yandex. In addition, foreign states and international organizations, or entities controlled by them, are prohibited from entering into agreements to establish direct or indirect control over Yandex.

Notwithstanding the restructuring of our corporate governance approved in December 2019, we cannot assure you that new legislation restricting foreign ownership or control will not be proposed and adopted. Any new restrictions on non-Russian ownership or control could require us to take significant steps to modify our operating, corporate governance or ownership structure, which could have a material adverse effect on our operations, or the value of our Class A shares. See also “Item 4. Information on the Company – Governance Structure”.

Risks Related to Our Governance Structure

Although we implemented a restructuring of our corporate governance at the end of 2019, we may not be compliant with any legislation limiting foreign ownership or control in our sector that might ultimately be adopted. Any such non-compliance could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A Shares.

Even following our corporate governance restructuring adopted in late 2019, we cannot assure you that our business will not become subject to new legislation that might ultimately be adopted with the goal of limiting foreign ownership or control of businesses in our sector. If our business becomes subject to, and is found not to be compliant with, any such legislation, we cannot assure you that enforcement actions against Yandex or our business by the Russian authorities will not be imposed. The imposition of such enforcement actions could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A Shares. In addition, in the event that any such new restrictions are adopted, or if there is a perception that such restrictions might be forthcoming, our Board may determine that additional changes in our corporate governance structure are warranted in order to respond to such concerns and to protect the interests of our stakeholders. See also “Item 4. Information on the Company – Governance Structure”.

The Public Interest Foundation that was formed in connection with our corporate governance restructuring has important rights in our corporate governance structure. These rights could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.

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

In addition, the Russian legislative framework under which the Public Interest Foundation was incorporated is relatively new and there has been very limited experience with such legal form in practice. We may therefore face novel issues in connection with the untested mechanics of the Foundation legislation and supporting regulations.

See also “Item 4. Information on the Company – Governance Structure”.

The restructuring carried out at the end of 2019 introduced new elements of our corporate governance with which we previously had no experience, and the rights granted may be exercised in unexpected ways.

Although our restructuring was designed to provide targeted and specific governance rights, some of these rights are not precisely defined. For instance, what may constitute a “Special Situation” is not defined, although it is our understanding, based on our discussions with the relevant authorities, that such “Special Situations”, if they ever arose, would relate to an action, failure to act or practice by Yandex that was deemed to be materially adverse to the national security interest of Russian Federation. However, it is possible that the Foundation, by approval of at least seven of its directors, may interpret the scope of national security broadly and determine that there is a Special Situation in circumstances that we cannot foresee or reasonably consider to be related to the national security. It is possible that the powers granted to the Public Interest Foundation, the designated directors, the Public Interest Committee and any interim General Director may be exercised in unexpected ways, which may be adverse to the interests of Class A Shareholders and result in a decline in the trading price of our Class A Shares. See also “Item 4. Information on the Company – Governance Structure”.

Risks Related to Our Business and Industry

We face significant competition from major global and local companies, including Google, Mail.ru and Sberbank, which could negatively affect our business, financial condition and results of operations. If our competitors start to more rapidly develop their technologies, we may need to increase R&D investments to defend our market share.

We face strong competition in various aspects of our business from global and Russian companies that provide internet services and content, including search, ride-hailing and e-commerce services. Currently, we consider our principal competitors across our key verticals to be Google, Mail.ru, Facebook and Sberbank.

Of the large global internet companies, we consider Google to be our principal competitor in a number of areas, including the market for desktop and mobile internet search, the market for performance-based advertising, online advertising network revenues, advertising intermediary services and distribution arrangements. According to Yandex.Radar, Google’s share of the Russian search market, based on search traffic generated, was 38.6% for the full year 2020 and 40.1% in 2019, compared with our market share of 59.2% in 2020, 57.0% in 2019 and 56.3% in 2018. Google conducts extensive online and offline advertising campaigns in Russia. In recent years, Google has actively marketed its products and services, including its mobile and voice search, YouTube (currently the leading social platform in Russia by audience and time spend), and advertising products for businesses, leading to increased competition.

With Android, its popular mobile platform, Google exerts significant influence over the increasingly important market for mobile and location-based search and advertising. Pursuant to a settlement between FAS and Google reached in April 2017, Google is prohibited from arrangements prohibiting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine in Russia. Following this settlement, our search share on the Android platform increased in 2018, 2019 and 2020. Nevertheless, we expect that Google will continue to use its brand recognition and global financial and engineering resources to compete aggressively with us, and can provide no assurance that Google is fully complying or will fully comply with the settlement.

We also view a number of social networking sites (VK, Facebook, Instagram, TikTok, YouTube and others) as increasingly significant competitors. In light of their large audiences and the significant amount of information they can access and analyze regarding their users’ needs, interests and habits, we believe that they may be able to create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users.

On the domestic side, our principal competitor is Mail.ru Group. We compete with Mail.ru Group for online advertising budgets, allocated between social networks and search. Mail.ru Group also offers a wide range of internet services, including the most popular Russian web mail, and other services that are comparable to ours. Mail.ru’s search market share was 1.6% and 1.1% in 2019 and 2020, respectively. In addition, in August 2020 Mail.ru announced the expansion of the scope of its O2O joint venture with Sberbank, pursuant to which Sberbank and Mail.ru provided an additional RUB 12 billion of capital to grow the joint venture, including the recently acquired 2GIS mapping service and the Samokat express e-grocery delivery unit. The joint venture is focused on the expansion of food delivery (where our FoodTech business competes with Mail.ru Group’s Delivery Club service), ride-hailing (where our Yandex.Taxi business competes with Citymobil) and other services.

Our Taxi business, which is a joint venture with Uber which we completed in February 2018, also faces competition from Citymobil and a variety of other ride-hailing (Didi, regional offline players etc.), food delivery operators and dispatch services (Delivery Club, Samokat,Vprok, Okolo, SberMarket etc.) and car-sharing services (Delimobil, BelkaCar, etc.). We may also face new competitors given attractive long-term potential of the ride-hailing and food delivery.

Yandex.Market faces competition from online retailers and marketplaces, including Wildberries, Ozon, AliExpress Russia (operated through a JV between Mail.ru, MegaFon, RDIF, and Alibaba) and others. We understand that Sberbank has announced plans to expand its digital ecosystem, with a high focus on developing e-commerce platform on the basis of their Sbermarket (grocery delivery service) and recently announced partnership to develop marketplace goods.ru together with M.Video.

In addition, our other business units, including Media Services, Classifieds, and Cloud, face significant competition in their respective business areas.

On the Media Services front, our KinoPoisk service faces competition from ivi, Okko (operated by Rambler Group, which is now owned by Sberbank), Netflix and other online cinemas, while Yandex Music competes with VK Music and Boom (both operated by Mail.ru), Apple Music, and Spotify (entered the Russian market in 2020).

Our Classifieds business faces competition from a range of online and offline classified services, including Avito (in real estate, automobile sales, and general classifieds), CIAN (in real estate), and Drom (in automobile sales). Our public cloud platform competes with a number of international and local services, such as Microsoft Azure, Google Cloud, Amazon Web Services, Rostelecom, Sberbank, Mail.ru.

We cannot guarantee you that we will be able to continue to compete effectively with current and future companies that may have greater ability to attract and retain users, greater brand recognition, more personnel and greater financial and other resources. If our competitors are successful in providing similar or better search results or other services compared with those we offer, we could experience a significant decline in user traffic or other business. Any such decline could negatively affect our business, financial condition and results of operations.

We may experience slowdown of our online advertising revenue growth and downward pressure on our operating margin.

The rate of growth of our online advertising revenues may slow down over time as a result of a number of factors, including continuing macroeconomic challenges in Russia, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market, the declining rate of growth in the number of internet users in Russia as overall internet penetration increases and the COVID-19 pandemic. A slower growth rate of our online advertising revenue growth may negatively impact the rate of growth of our revenues on a consolidated basis. The macroeconomic factors, competition, COVID-19 pandemic and other factors may also impact the dynamic of our revenue growth in non-advertising businesses.

The key factors which may cause the volatility of our operating margin including:

●	changes in the proportion of our advertising revenues that we derive from the Yandex Advertising Network compared with our own websites. In periods in which our Yandex Advertising Network revenues grow more rapidly than those from our own sites, our operating margin generally declines because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites, as a result of traffic acquisition costs (TAC) that we pay to our partner websites. Over the past several years our partner TAC was above 50% of our online advertising network revenues. The margin we earn on revenue generated from the Yandex Advertising Network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites;
●	investments we make in our businesses, in particular e-commerce, our experimental businesses within Other Bets and Experiments (primarily Self-Driving Group and Cloud), investment in our food delivery business and logistics within Taxi segment, and investments in content in Media Services, as well as our initiatives related to the Internet of Things;
●	increased depreciation and amortization expense related to capital expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in both our current and new markets;
●	relatively higher spending on advertising and marketing to further enhance our brand and promote our services in Russia, to build and expand brand awareness in other countries where we operate and to respond to competitive pressures, if these efforts do not drive revenue growth in the manner we anticipate;
●	expenses in connection with the launch of new products and related advertising and marketing efforts, which may not result in the anticipated increase in revenues or market share;
●	the possibility of higher fees or revenue sharing arrangements with our distribution partners that distribute our products or services or otherwise direct search queries to us. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier for our existing users to access our services;
●	costs incurred in our international expansion efforts until we succeed in building the user base necessary to begin generating sufficient revenues in these markets to earn accretive operating margins there; and
●	increased costs associated with the creation, support and maintenance of mobile products and services to maintain and expand our offering and competitive market position, which may not result in the anticipated increases in revenues or market share.

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

As internet usage has spread in Russia, the rate of growth in the number of internet users has been declining. Our success in our core business depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to, or better than ours. As our core market matures, we will need to provide new services, further exploit non-core business models, such as our Taxi, Classifieds, Media Services and Market business units, or expand into new geographic markets, in order to continue to grow our revenues at previously achieved levels. The cost we incur in these efforts, both in terms of product development expenses and advertising and marketing costs, could be significant.

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

If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex Advertising Network partners. This could adversely affect our business, financial condition and results of operations.

The competition to capture market share on mobile devices is intense, and if we are not successful in maintaining substantial reach among users and monetizing search and other services on mobile devices, our business, financial condition and results of operations could be adversely affected.

Users are increasingly accessing the internet through mobile and other devices rather than desktop and laptop personal computers, including through smartphones, wearable devices, and handheld computers such as tablets, as well as through video game consoles, smart TVs and television set-top devices. Such devices have different characteristics than desktop and laptop personal computers (including screen size, operating system, user interface and use patterns). Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. The versions of our products and services developed for these devices, including the advertising solutions we offer, may be or become less attractive to users, advertisers, manufacturers or distributors of devices than those offered by our competitors or than our desktop offerings. The percentage of our total search traffic that was generated from mobile devices increased from approximately 58% in the fourth quarter of 2019 to approximately 60.5% in the fourth quarter of 2020, while the percentage of our search revenues generated from mobile devices increased from approximately 49% to approximately 53.3% between those periods.

Each manufacturer or distributor of mobile or other devices may establish unique technical standards for its devices, and as a result our products and services may not work or be viewable on these devices. Some manufacturers may also elect not to include our products on their devices, or may be prohibited from doing so pursuant to their agreements with other parties with respect to Android. Although Google is prohibited from arrangements restricting pre-installation of rival applications and is required to provide a choice to users in selecting their default search engine in Russia, it is difficult to anticipate the long-term effects of such changes on our market shares in its Chrome browser and Chrome widget. In addition, consumers are increasingly accessing content directly via applications, or “apps”, tailored to particular mobile devices or in closed social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in adapting our products and services and developing competitive new products and services. See also “As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.”

We expect to continue to devote significant resources to the creation, support and maintenance of mobile products and services for all major operating systems including Android and iOS. If we are unable to attract and retain a substantial number of device manufacturers, distributors and users to our products and services, or if we are slow to develop products and technologies that are compatible with such devices and platforms, we will fail to capture the opportunities available due to consumers’ and advertisers’ transition to a dynamic, multi-screen environment. Furthermore, given the importance to the successful operation of our business of distribution and application pre-installation arrangements with the most popular device manufacturers, failure to reach such arrangements may adversely affect our business, financial condition and results of operations.

We generate a substantial part of our revenues from advertising, which is cyclical and seasonal in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition, and results of operations.

In the past several years, we continued to diversify our business, and as a result the share of our revenues generated from advertising has declined from 80% in 2018 to 58% in 2020. Nevertheless, advertising still remains the largest business for Yandex and the biggest contributor to our group revenue and operating profit. Expenditures by advertisers tend to be cyclical, reflecting the overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. According to AKAR, the rate of growth in online advertising expenditures was 4% in

2020, compared to 20% in 2019 and 22% in 2018. Any decreases in online advertising spending due to economic conditions, or other reasons, could materially adversely impact our business, financial condition and results of operations.

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

Our Yandex.Taxi business operate as joint ventures with Uber, and Uber has a significant minority stake in our Self-Driving Group. We have from time to time entered into joint ventures with other partners in respect of other businesses. Our partners have or may have certain shareholder and contractual rights in respect of the management of these joint ventures, and therefore we may not have sole control over the management or operations of our joint ventures. The level of control exercisable by us depends on the size of our interest and the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants.

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

The formation and operation of joint ventures and other partnerships involve significant challenges and risks, including:

●	difficulties in integrating operations and managing the large and diverse number of personnel, products, services, technology, internal controls and financial reporting of constituent components of our joint ventures and other partnerships, and any unanticipated expenses relating to business integration;
●	disruption of our ongoing business, distraction of our management and employees and increase of our expenses;
●	departure of skilled professionals as well as the loss of established client relationships of the businesses we invest in or acquire;

●	unforeseen or hidden liabilities or additional operating losses, costs and expenses that may adversely affect us following the transactions;
●	potential impairment charges or write-offs due to changes in the fair value of our business units as a result of market volatility or other reasons that we may not control which could have a material adverse effect on our financial results;
●	regulatory hurdles including in relation to the antimonopoly and competition laws;
●	the risk that any future proposed transaction fails to close, including as a result of political and regulatory challenges and protectionist policies; and
●	challenges in maintaining or further growing our business units, or achieving the expected benefits of synergies and growth opportunities in connection with these transactions.

Additionally, if we or one of our joint venture or other partners fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

We rely on partners for a material portion of our revenues and, in particular, for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.

Revenues from advertising on our Advertising Network partner websites represented 16.8% of our online advertising revenues in 2020 compared with 20.8% in 2019. We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. If our network partners decide to use a competitor’s advertising services, our revenues would decline.

The number of paid clicks and amount of revenues that we derive from our partners in the Yandex Advertising Network depends on, among other factors, the quality of their websites and their attractiveness to users and advertisers. Although we screen new applicants, favor websites with high-quality content and stable audiences, and strive to monitor the quality of the network partner websites on an ongoing basis, these websites are operated by independent third parties that we do not control. If our network partners’ websites deteriorate in quality or otherwise fail to provide interesting and relevant content and services to their users, this may result in reduced attractiveness to their users and our advertisers, which may adversely impact our business, financial condition and results of operations.

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

Our most significant distribution partners in 2020 were Samsung, Xiaomi, and Opera, which preinstall our applications on their devices in Russia and/or on their mobile and desktop browsers. Original equipment manufacturers (Samsung and Xiaomi) have become increasingly important partners due to mobile traffic growth over the last few years. Each of our other distribution partners constitutes less than 11% of our total distribution traffic acquisition costs. If we are unable to continue our arrangements with current key distribution partners, or maintain existing or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Our business units and joint ventures face comparable risks. For example, if we are unable to attract or maintain a critical mass of Taxi partners, consumers, couriers, restaurants, grocery stores, whether as a result of competition or other factors, our ride-hailing and food delivery services could become less appealing to users, and our financial results could be adversely impacted.

Our business (in particular, Search and Portal and Media Services) depends on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.

We license much of our content from third parties, such as video content, music, news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers, this would likely result in a loss of user traffic. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations. In addition, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and streaming platforms, as well as other media such as television, may be able to offer similar or identical content. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses.

Our business benefits from a strong brand. Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and result of operations.

We believe that the brand identity that we have developed through the strength of our technology, our user focus, our independence from political considerations and, in particular, our ability to deliver relevant answers and recommendations, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through continued significant marketing efforts, is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. We have also from time to time established joint ventures or other partnerships with respect to some of our business units. Although we have sought to implement appropriate controls and protections, depending on specific terms of joint venture or partnership arrangements we may have more limited ability to ensure that these businesses are operated in a manner that is consistent with the broader Yandex brand.

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

We have experienced, and continue to experience, growth in and diversification of our operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure.

We operate certain of our services through separate business units in order to facilitate the growth of those services. Management of these separate business units, some of which now operate or have operated as joint ventures with third-party partners, requires additional administrative effort, which may put strain on our management and other resources. If we do not effectively manage our growth and the operation of our business units, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

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

We have limited experience with operations outside Russia, and in 2020 derived only approximately 6.5% of our revenues from international markets. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our ability to manage our business and conduct our operations across a broader range of geographies will require considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

●	challenges caused by distance, language and cultural differences;
●	managing our relationships with local partners should we choose to adopt a joint venture approach in our international expansion efforts;
●	credit risk and higher levels of payment fraud in certain countries;
●	pressure on our operating margins as we invest to support our expansion;
●	currency exchange rate fluctuations and our ability to manage our currency exposure;
●	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;
●	legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for online services and content, and data processing regulations;
●	adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an unpredictable manner;
●	potentially adverse tax consequences;
●	significant changes in political environment;
●	unexpected changes in preferences and perceptions of our users and customers; and
●	higher costs and greater management time associated with doing business internationally.

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

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures and diversifies, and we are required to implement more complex organizational management structures, including those introduced in connection with our recently implemented corporate governance changes, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We operate a number of our services through separate business units, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. We also operate or have previously operated several of our business units as joint ventures with other parties and may establish new joint ventures in future. In such situations our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin-off of certain business units or further establishment of joint ventures and partnerships may cause the loss of some of our clients or users, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

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

Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including equity awards under our employee incentive plans, we cannot guarantee that we will be able to retain our key employees. Although we grant additional equity awards to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial awards fully vest. Decline of the market value of our shares could also make such equity awards less effective in retaining our key employees. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

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

Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our services and may disrupt our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex’s intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code or to user data. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

Although we maintain substantial security measures, such measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, fraudulent actions of outside parties, or otherwise. For example, in February 2021 we announced that a data breach had been discovered during routine screening by our security team, in which an employee had provided unauthorized access to users’ accounts for personal gain. Such security breaches may expose us to a risk of loss of company information or user data, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

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

Our business depends on the accuracy and reliability of our search results and dependability of our ride-hailing, food delivery, e-commerce, streaming and other services. A systems failure, technical interference or human error could prevent us from providing accurate search results or ads or reliably deliver our other services, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our business depends on our ability to provide accurate and reliable search results and other user services, which may be disrupted. For example, because our search technology ranks a webpage’s relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. If our efforts to combat these and other types of “index spamming” are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

We seek to ensure the speed and reliability of our services regardless of the user’s location by operating our own Content Delivery Network (CDN) in points of presence in major cities throughout Russia and other countries in which we operate. This network allows us to support reliable 24/7 operations, including server-based computations, research and development work, and user and advertiser services. We use proprietary computer architecture to link these clusters of servers, as well as proprietary computational software that operates across these distributed servers, including software that enables us to deploy and monitor software across our systems. This allows us to use relatively inexpensive off-the-shelf servers as the foundation of our robust and effective systems for redundant, distributed data storage, retrieval and distributed calculations. Geographic distribution of our servers increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

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

Although we test software updates before implementation and there were no significant downtime periods in recent years, errors made by our employees in maintaining or expanding our systems may damage our brand and may have a materially adverse effect on our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 950 patent applications, of which more than 600 have resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend, and which could adversely affect our business, financial condition and results of operation.

Unlike the video and other content that we license from third parties, the software, databases, algorithms, images, patentable intellectual property, trade secrets and know-how that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor’s agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright and related rights as well as rights to file patent applications with respect to such products and have the intellectual property rights required for their further use and disposal subject to compliance with certain requirements set out in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. We may not prevail in any such action and any successful claim, although unlikely to be material, could adversely affect our business and results of operation.

We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operations.

The law and enforcement practice relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and certain other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services, including if appropriate licenses and/or rights holder’s consents have not been obtained. For example, we have previously been involved in litigation regarding alleged copyright infringement in the United States. We are also regularly required to remove content uploaded by users on grounds of alleged copyright infringement, and from time to time we receive requests from individuals who do not want their names or websites to appear in our search results. In addition, under the applicable laws companies and their officers may be held liable for the failure to delete or to stop distributing such information as is required by a court enforcement officer’s act. The liability may include penalties for companies and imprisonment for officers.

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

Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require a request from a governmental authority to take down the allegedly infringing or illegal information prior to blocking of a particular website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. Moreover, under recent legislative amendments a website may be blocked if the information published there contains disrespectful and indecent statements about the society, state, Constitution or governmental authorities. Additionally, the subjects who are accused of disseminating such statements can face administrative fines.

If we fail to identify the above-mentioned types of information and delete them from our websites in timely manner, our websites might be blocked and our business may be materially adversely affected.

New legislation and regulations may impose additional requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. For instance, in December 2020 the European Commission proposed the draft of the Digital Services Act which is aimed at creating a common set of rules on obligations and accountability of online intermediaries providing services in the EU. The document is now under consideration of the European Parliament and Member States and, if adopted, could impose new obligations on our services provided (or to be provided in the future) to users in the EU.

In addition, in 2018 we became party to an anti-piracy memorandum signed between major Russian IT companies and copyright holders. This memorandum stipulates an out-of-court procedure that obligates search engines and internet resources to remove URLs to infringing audio-visual content at the request of the rights holders. The memorandum was initially valid until September 1, 2019 but was prolonged until August 1, 2021 and is currently in force. It is planned that a corresponding draft law will be elaborated on the basis of this memorandum. Apart from that, under a recent resolution of the Supreme Court of the Russian Federation, liability may be imposed for the provision of access to materials that violate IP rights. We believe that according to the wording of the decision, this norm should be applicable only to owners of websites where such materials are published. However, there is no assurance that courts would not interpret this provision more broadly and would not apply this norm to Yandex.

The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded. In certain cases, even removal of illegal information does not eliminate the risk of website blocking or reinstate access to the blocked website.

For example, Russian legislation allows for permanent blocking of websites for repeated violation of copyright and related rights. A number of large websites have been blocked pursuant to this legislation so far, including, for example, a major hosting provider. We may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws, we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers. Although we believe that we are in full compliance with applicable laws, the application of new norms by government authorities might be sometimes inconsistent or unpredictable. In addition, draft legislation under consideration by the Russian State Duma describes the process of limiting access to a “program application” that contain materials violating copyright and related rights. The wording of the proposal is rather broad, and it is difficult to predict how this norm, if adopted, would be applied in practice (in particular, how a “program application” would be defined) and how this might affect all our applications. Potential legislation regarding measurement of the internet audience and social advertising could adversely affect our business.

We understand that discussions are ongoing among the relevant government authorities in Russia regarding the potential introduction of a mandatory system for the measurement of the audience of internet services and content by a specially designated uniform measurements organization, which would provide the state authorities with measurement reports on the internet audience (similar to the mandatory measurement of the TV audience). Such requirements may impose obligations on popular internet resources in Russia (including those provided by Yandex) to either integrate required data collection and reporting instruments or to ensure independent collection of the data and information required for the measurement of the internet audience, and to transfer such data to the designated measurements organization. Although the parameters of the proposed measurement system are not known, it is possible that the operation of such system could adversely affect our ability to ensure the security of our information and our user data. Such system could also provide competitive advantages to the measurements organization, which may itself have commercial interests. Furthermore, such a system may provide competitive advatages to our foreign-based competitors, such as Google and Facebook, which may not be subject to penaties for noncompliance with these requirements.

In addition, we understand that the relevant authorities, (including within the State Duma of the Russian Federation) are considering proposals to impose a mandatory obligation on all internet advertising platforms and distributors of advertising to place “social advertising” (i.e., ads related to the promotion of charities, socially useful activities and governmental functions) in their inventory free of charge, in an amount up to 5% of their commercial advertising inventory (calculated on the basis of the preceding year). The draft legislative proposal would also establish a designated operator of social advertising on the internet, which would be authorized to use the 5% free-of-charge quota to place social ads. The exact mechanics and parameters of this proposal are not currently known. If adopted, however, such a proposal could reduce our commercial advertising inventory, and could result in increases in the price of commercial advertising and the potential loss of commercial advertisers.

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

We may have difficulty in continuing to scale and adapt our existing technology architecture to accommodate increased traffic and technology advances or new requirements of our users and advertisers, which could adversely affect our business, financial condition and results of operations.

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

As we expand our services, we will need to continue to invest in new technology infrastructure, including data centers. We may have difficulty in continuing to expand our infrastructure to meet increased demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

Certain technologies could block our ads, which may adversely affect our business, financial condition and results of operations.

Advertising displayed on our platforms may be interfered with by third parties, which may adversely affect our ability to attract advertisers. For example, third parties had in the past, and may in the future, employ technologies to block the display of ads on webpages. The wide and effective use of ad-blocking technologies can reduce the amount of revenue generated by the ads we serve and decrease the confidence of our advertisers and Yandex Advertising Network partners in our advertising technology, which may adversely affect our business, financial condition and results of operations.

If we fail to detect impressions and click fraud or other fraudulent activity or if our partners (including Yandex Advertising Network partners) disagree with our fraud detection techniques, we may face litigation and may lose the confidence of our advertisers or partners which may adversely affect our business, financial condition and results of operations.

We are exposed to the risk of fraudulent and invalid impressions and clicks on the ads we serve from a variety of potential sources. Invalid impressions and clicks are those that we have determined are not intended by the user to view or access the underlying content, including impressions and clicks resulting from fraud executed by automated scripts of computer programs. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent such fraud and filter out fraudulent or other invalid impressions and clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for impression or clicks that are later attributed to fraud. If we are unable to stop this activity, these credits to our advertisers or the amounts we pay to our partners for such invalid impressions and clicks may increase, and could exceed what they have actually earned. This could negatively affect our profitability, and these invalid impressions and clicks could result in legal claims or harm our brand.

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

We regularly acquire other businesses, technologies and teams. The acquisition and integration of new businesses, technologies and people pose significant risks to our existing operations, including:

●	additional demands placed on our management, who are also responsible for managing our existing operations;
●	increased overall operating complexity of our business, requiring greater personnel and other resources;
●	difficulties in expanding beyond our core expertise;
●	significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses; and
●	legal risks (including potential claims of the counterparty or of third parties), which may result from our lack of expertise in the field of the target’s business, incomplete or improper due diligence, misrepresentations by counterparties, and/or other causes.

The integration of new businesses presents a number of challenges, including differing cultures or management styles, the complexities of operational or technical integration, poor financial records or internal controls on the part of the acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes as a result of under-performing assets.

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

We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates, regarding internet usage and penetration and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for certain other countries in which we operate, including Kazakhstan and Belarus, are generally less consistent and reliable due to more limited third-party measurements in those countries.

We have started the construction of our new headquarters, which involves significant risks, including those beyond our control. Construction delays may result in material expenses and distraction of management attention.

Our Russian headquarters are currently located in approximately 64,000 square meters of rented property in central Moscow, with leases generally expiring in 2024. We also lease additional office space of approximately 47,000 square meters in business centers in central Moscow, which houses some of our divisions. In order to secure sufficient office space to support our expected future growth, in December 2018 we acquired a property site for a new Moscow headquarters situated at 15 Kosygina Street. Even though we have managed to develop a design package for the site and obtain the required approvals for construction, we may face difficulties in managing or coordinating the construction process. If the construction is not finished by the time our lease expires, we may need to negotiate a new lease for our current or future premises, and may be unable to secure favorable terms, or may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk, or incur other significant expenses associated with the continuation and completion of construction.

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

Several companies in our group underwent a planned inspection by the competent Russian authority (Roskomnadzor) in 2019. The authority did not find any significant data protection violations. If further inspections are conducted in the future and result in the determination that companies in our group fail to comply with the applicable data protection legislation, we could experience financial and reputational losses and could be restricted from providing certain types of services until we comply with the requirements.

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

Companies are also required to store all personal data of Russian users in databases located inside Russia. Ongoing compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data related to their users and that may elect not to comply with such requirements in Russia.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. For example, the General Data Protection Regulation (the GDPR) came into force in May 2018 in the EU. Although we have only modest operations in the EU and therefore our exposure under the GDPR is generally limited, we believe that we are taking all necessary steps to comply with the GDPR. However, if we fail to interpret all the requirements of the GDPR in accordance with the official interpretation, we may be held liable for noncompliance. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to the production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability and other adverse consequences. Further, current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

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

Future amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties, such as Yandex, that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers (or otherwise ensure compliance of the ads with advertising legislation), we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

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

Many of our global competitors, such as Google, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located principally in Russia; therefore, we closely monitor current practice in specific areas of law in the Russian regional and federal courts. There are a number of pending lawsuits against Yandex, the outcome of which could significantly affect the operation of certain of our services (e.g. toughen the liability of

Yandex as information intermediary and provider of the online ads platform)

Russian laws and regulations that are applicable to us, but not to our non-Russian competitors, may impede our ability to develop and offer services that compete effectively on a global scale as well as in Russia with those offered by our non-Russia-based competitors and generally available worldwide over the internet. For instance, our non-Russian competitors might be not in compliance with the requirement of the Russian data protection legislation to store all personal data of Russian users in databases located inside Russia. In addition, our non-Russian competitors have not joined an anti-piracy memorandum signed between the major Russian IT companies and copyright holders. This memorandum stipulates an out-of-court procedure that obligates search engines to remove URLs that link to infringing audio-visual content at the request of the rights holders.

Any inability on our part to offer services that are competitive with those offered by our non-Russian competitors may adversely affect our business, financial condition and results of operations.

The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations.

Applicable antimonopoly legislation imposes restrictions on companies that occupy a dominant position in a given market. The competent authorities might from time to time investigate the internet or online advertising industries, the ride-hailing business or other sectors in which we operate, and may conclude that, given our market share, we hold a dominant position in one or more of these markets. Additionally, from time to time we receive information requests from the Russian Federal Antimonopoly Service (FAS) related to certain of our services. If the FAS deems that we hold a dominant position in one or more of the markets in which we operate, this could result in limitations on our future acquisitions and a requirement that we pre-approve with the authorities any changes to our standard agreements with advertisers and Yandex Advertising Network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as an abuse of a dominant market position.

Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

In February 2021, FAS notified Yandex that it has identified indications of the abuse of dominance in the way that Yandex presents enriched results in its search engine. FAS suggested that Yandex may be discriminating against third-party online services by presenting its own digital products in such enriched results. Despite the evidence provided that integration in various types of enriched results is available for third-party services and that Yandex has never refused to develop other types of integration with enriched results for rival services, FAS required that Yandex undertakes a number of measures to stop the alleged discrimination (including potentially the removal of enriched results that are not fully available for third parties). If Yandex fails to comply with these requirements, FAS may initiate an investigation, which could result in a fine of up to 15% of our prior year annual revenues in the relevant market (if FAS proves that we hold a dominant position and concludes that the violation occurred).In addition, Yandex may be obliged to comply with the above-mentioned requirements following any such investigation.

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

Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet. We believe our tax position is consistent with the tax laws in the jurisdictions in which we conduct our business, however, the determination of our worldwide provision for tax liabilities, including digital tax, requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain and we are subject to regular review and audit by both domestic and foreign tax authorities. Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out, with tax audits routinely undertaken at least every two years. Tax years 2018, 2019 and 2020 are currently open for tax audit of our principal Russian subsidiaries.

There have also been significant developments and proposed changes in recent periods to international tax laws that increase the complexity, burden and cost of tax compliance. The OECD has published proposals covering a number of matters, including tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities. To date, the OECD has failed to reach a consensus-based solution to address the challenges posed to the current tax system by the digitalization of the economy. Like other countries, Russia may consider the adoption of a “digital turnover” tax, which could materially increase our overall tax liability.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty.

In prior years, our principal Russian operating subsidiary distributed dividends to our parent company (Yandex N.V.) and applied withholding tax at a 5% rate in reliance on the provisions of the Netherlands-Russia tax treaty.

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

In addition, in December 2020 Russia’s Finance Ministry announced that it was in the process of drafting a bill denouncing the double taxation treaty with the Netherlands, following reported failure to reach agreement on amendments to the treaty. If the Russian government proceeds with this plan in the first half of 2021, the treaty will cease to have effect from the beginning of 2022. In this case, our Russian subsidiaries would be subject to a 15% rate on dividends to our parent company and their unremitted earnings. This change would materially adversely affect our ability to upstream dividends to our parent company, and may require us to consider changes to the structure of our corporate group.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. Our current policy is to retain 50% of our earnings at the level of our principal subsidiary for investment in Russia.

As of December 31, 2020, we had an accrual of RUB 1,593 million ($21.6 million) for dividend withholding tax. If circumstances change and we are unable to reinvest in that subsidiary’s current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of December 31, 2020, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUB 101,225 million ($1,370.2 million). The applicable withholding tax rate is 5% and the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUB 5,061 million ($68.5 million) as of December 31, 2020. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations and may require us to consider changes to the corporate structure of our group.

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

Due to macroeconomic and geopolitical events, in 2020, IT companies global demonstrated significant growth, including companies with significant operations in Russia and certain other markets. Generally, the market for technology and other growth companies has generally experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad macroeconomic, geopolitical, market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

The trading price of our Class A shares has been and may continue to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

●	macroeconomic and geopolitical developments, including those specific to technology businesses, the internet and online advertising both in Russia and globally, as well as the impact of COVID-19;
●	any proposed or adopted legislation in Russia that would impost limitations on foreign ownership or control of our business;
●	changes or proposed changes in the regulation of our services by the applicable government authorities, including with respect to operational requirements and governance;
●	market rumors which maynegatively impact the price of our Class A shares);
●	quarterly variations in our results of operations or those of our competitors;
●	fluctuations in our share of the internet search market or our other markets;
●	the proportion of our revenues generated on our websites relative to those generated through the Yandex Advertising Network or through distribution partners, as a result of the revenue sharing arrangements we enter into and the overall volume of advertising we provide our partners;
●	announcements of technological innovations or new services and media properties by us or our competitors;
●	the amount of advertising purchased or market prices for online advertising;
●	the emergence of new advertising channels in which we are unable to compete effectively;
●	the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;
●	the numbers of users of our other services, and the volume of their activity on our services;
●	changes in governmental regulations, in particular those applicable to regulation of online business in Russia and globally;
●	disruption to our operations or those of our partners;
●	our ability to develop and launch new and enhanced services on a timely basis;
●	commencement of, or our involvement in, litigation;
●	any major change in our directors or management;
●	changes in earnings estimates or recommendations by securities analysts;
●	our ability to compete effectively for users, advertisers, partner websites and content;
●	the operating and stock price performance of other companies that investors may deem comparable to us;
●	fluctuations in the exchange rate between currencies, including the Russian ruble and the U.S. dollar;
●	general global or Russian economic conditions and slow or negative growth or forecast growth of related markets; or
●	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

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

The concentration of voting power with our principal shareholders, including our founders, directors, senior management and principal non-institutional shareholders, together with the Priority Share held by the Public Interest Foundation, limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 15, 2021, our founder, directors, senior management (and their affiliates) and principal non-institutional shareholders together own 95.51% of our outstanding Class B shares and 3.63% of our outstanding Class A shares, representing in the aggregate 52.09% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 86.22% of our outstanding Class B shares and 0.01% of our outstanding class A shares representing in the aggregate 45.48% of the voting power of our outstanding shares. Additionally, the Priority Share provides the Public Interest Foundation with certain rights, including an effective veto on acquisitions related to our Company or the sale of our material businesses.

In addition, as part of the restructuring that was approved in late 2019, the automatic conversion feature of the Class B Shares was amended to provide that, upon the death of a Class B holder, including Mr. Volozh, Class B Shares held by a family trust established by such holder will not automatically convert for a period of two years. During the two-year transition period following the death of Mr. Volozh, the trustee of the family trust will be bound to vote in favor of any proposal of the Board, and in accordance with the Board’s recommendation on any other matter. These restrictions will fall away, and the shares will automatically convert into Class A Shares, after the end of that two-year period.

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

Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.

In addition to the rights of our board and of the priority shareholder to approve the accumulation of stakes of 10% or more, as described above, our multiple class share structure may discourage others from initiating any potential merger, takeover or other change-of-control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

●	the staggered terms, of up to four years, of our directors, as a result of which only a minority of our board is subject to election in any one year;
●	a provision that our directors, other than the two directors designated by the Public Interest Foundation from time to time, may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;
●	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board of Directors;
●	minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be very difficult for Class A shareholders to meet given our multiple class share structure; and
●	supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2020 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

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

Our company became profitable in 2003 and its revenues have been continually growing ever since. In May 2011 Yandex went public on the NASDAQ stock exchange, under the ticker YNDX, and subsequently listed on Moscow Exchange in June 2014.

For a discussion of our principal acquisitions and disposals in 2020, see “Operating and Financial Review and Prospects — Recent Acquisitions”.

Business Overview

Our Business

Yandex is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation and delivery services, and navigation products, and have expanded into e-commerce, entertainment and cloud markets to assist consumers in Russia and number of international markets. As of the end of December 2020 Yandex had over 30 offices in 8 countries.

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

A few years ago, we embarked on a strategy to diversify our revenue streams and broaden the appeal of our ecosystem. Other revenue streams are growing rapidly and come from our Taxi segment, which includes our B2C and B2B ride-hailing, FoodTech, logistics and car-sharing services; Yandex.Market; Media Services and other initiatives related to IoT (Internet of Things); as well as Other Bets and Experiments. The contribution of non-advertising businesses have increased significantly. For the year 2020 the non-advertising segments accounted for 42% of our total group revenue compared with 31% in 2019 and 20% in 2018.

Our businesses are organized in the following operating segments:

●	Search and Portal, which includes Search, Mail 360, Weather, News, Uslugi, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan, as well as our Devices business (Internet of Things);
●	Taxi, including our ride-hailing business (which consists of Yandex.Taxi in Russia and 16 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, Logistics, FoodTech businesses (including Yandex.Eats, our ready-to-eat and grocery delivery service, and Yandex.Lavka, our hyperlocal convenience store delivery service) and Yandex.Drive, our car-sharing business;
●	Yandex.Market (including our price comparison service, e-commerce marketplace and several small experiments);
●	Media Services (including our subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex.Afisha and our production center Yandex.Studio);
●	Classifieds (including Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds); and
●	Other Bets and Experiments (including Yandex Self-Driving Group (“Yandex SDG”), Zen, Geolocation Services (“Geo”), Edadeal, Investments, Yandex.Cloud and Yandex.Education).

Our Other Bets and Experiments segment consists of smaller business units and experiments that we aim to develop into thriving and successful businesses.

In February 2021, we have made changes to our organizational structure and created two core business groups: Search, Advertising and Cloud Services; and E-commerce and RideTech. Each of these business groups combines several segments and experiments, with similar business models, development mechanics and consumer problems they solve, under a single leader. The Search, Advertising and Cloud business group includes Search and Portal segment as well as smaller experiments such as Zen, Cloud, Geo and a few smaller services. The E-commerce and RideTech business group combines our key transactional services, including on-demand transportation, delivery and logistics services (i.e. Taxi segment) as well as Yandex.Market. Other businesses, such as Media Services, Classifieds, Self-Driving Group remain separate business units. The new structure aims to further improve coordination and integration between different services within the Yandex platform as well as to allow for more efficient realization of cross-segment synergies.

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

According to Yandex.Radar, our total search share reached 59.2% of all search traffic in Russia in 2020, up from 56.3% in 2018 and 57.0% in 2019, which was driven by share growth on both desktop and mobile devices. In 2020, our search share on desktop and mobile reached 69.2% and 54.5%, respectively. We continued to gain share in mobile search, reaching 57.6% on Android and improving our share to 41.8% on iOS in 2020 (from 52.6% and 40.6% in 2019, respectively). In February 2021, our search share averaged 70.2% on desktop and 55.8% on mobile, respectively, with mobile search share of 59.3% on Android and 41.9% on iOS. Also, we further improved mobile monetization. The percentage of our total search traffic generated from mobile devices averaged approximately 60% in Q4 2020 compared with 58% in Q4 2019, while the percentage of our search revenues generated from mobile devices increased to approximately 53% in Q4 2020 from approximately 49% in Q4 2019.

In 2020, Yandex Search introduced YATI (Yet Another Transformer with Improvements) – a neural network based on the Transformer architecture, which allows us to evaluate semantic relationships between user queries and the content of web documents. Transformer architecture has several key advantages — it works not only with short texts, such as queries or article titles, but also with longreads. YATI is able to identify the most significant sections of a text and take those into account while delivering search results. YATI is also able to “understand” the relevant context, such as the sequence of words and how words affect each other. Overall, YATI is several million times more complex than our previous generation neural network and is one of the biggest updates to our core search technology in the last ten years.

Yandex Search App

Enhanced with Alice, the first conversational voice assistant on the Russian market, Yandex Search App integrates Yandex’s must-have services into one app, including Search, Maps, News, Zen, Weather and many others. At the beginning of 2021, our Search App was installed on 57% of Android smartphones in Russia and generated 56% of Yandex’ search traffic on the Android platform. The Yandex Search App audience reached 61 million users on Android on a monthly basis in February 2021.

Yandex Browser

Our Yandex Browser is the second most popular browser on desktops and the most popular non-native browser on mobile platforms in Russia. Yandex Browser is committed to delivering high-quality user experiences and to ensuring security for users online. Yandex Browser’s built-in Antishock technology blocks malicious and fraudulent advertising and its “Protect” technology offers comprehensive protection against the majority of online threats. For example, Yandex Browser checks all downloaded files for viruses, warns users about dangerous websites, encrypts users’ passwords with strong cryptography, and ensures safe payments. Also, the Russian version has native ad blocking to enhance users’ browsing experience by filtering intrusive advertising. In 2019, we started offering an energy-saving mode, making Yandex Browser the most energy-efficient browser, according to the tests of ixbt.com, the Russian information and analytical website focused on IT technologies. We have also created a set of free technologies for online stores that help increase the conversion rate of a website and simplify the user’s path to purchase. In early 2021 we have rolled out Your Tracking Protection (YTP), a feature that lets each individual user control whether to block or unblock third-party cookies through a simple, intuitive dashboard already built into the Yandex Browser. This is a further step to make browser experience safer and more secure.

The combined share of our desktop and mobile visits processed through Yandex Browser in Russia reached 21.6% in February 2021, according to Yandex.Radar.

Voice assistant Alice

In October 2017, we launched Alice, the first conversational intelligent assistant for the Russian market. Alice assists users with a broad range of inquiries, such as factoid questions, weather forecasts, directions and currency exchange rates, as well as helping users to manage daily tasks, such as setting up an alarm, reminding of important things or hailing a taxi. Alice is not limited to predefined scenarios and includes a general “chit-chat” mode – a unique feature among intelligent assistants that has been embraced by millions of users. It also benefits from the near-human level of speech recognition accuracy (based on the Word Error Rate measurement) provided by the Yandex SpeechKit platform. In May 2018, we launched a developers’ skills platform, Yandex.Dialogues, designed to make it easy for any third-party developer to create new skills for Alice. Today, there are about 4 million monthly users of external voice applications with Alice.

In May 2019, we announced our own smart home ecosystem powered by Alice, and currently, the number of supported smart home device models is more than 8,000, including air-conditioners, robot vacuum cleaners, light switches, power sockets, remote controllers and more. While initially only accessible through our search app, Alice is now accessible through Yandex Browser, Yandex.Navigator, Yandex.Station, Yandex.Station Max, Yandex.Station Mini, Yandex.Auto and Yandex.TV, our smart TV platform based on AOSP (Android Open Source Project), as well as on third-party platforms and smart speakers.

In April 2020, we announced Yandex.TV, our own smart TV multimedia platform that comes pre-installed in a variety of budget and mid-range TVs offered in Russia based on the AOSP. Yandex.TV offers users seamless way of interacting with different kinds of content on one screen, including Yandex’s own KinoPoisk HD content, blogger videos and TV channels. Yandex.TV users can also stream videos from other streaming services such as ivi, MEGOGO and others. Since its launch, it has been integrated into more than 80 TV models by brands such as Hyundai, Leff, Hi, DEXP and others. In November 2020, voice assistant Alice was made available in all TVs with Yandex.TV on board: it can help navigate through content via smart voice search, find specific movies, answer general questions, tell the weather and much more.

Internet of Things (Yandex.Station)

In May 2018 we launched Yandex.Station, the first smart speaker designed for the Russian market and Yandex’s first hardware product, equipped with our AI voice assistant, Alice, to help users manage their daily tasks. Yandex.Station provides a complete in-home multimedia entertainment experience. As the first smart speaker with both audio and video capabilities, it plays music and also streams films, videos and television through its HDMI port to any connected display. Currently, Yandex.Station has access to our streaming services Yandex Music (audio) and KinoPoisk HD (video).

In 2019, we launched our next smart speaker – the compact and affordable Yandex.Station Mini, which has all the features of Yandex.Station apart from video capabilities. In addition, it features gesture control.

In November 2020, we presented a new addition to our family of smart speakers. The new Yandex.Station Max is the most powerful smart speaker produced by Yandex to date. It features advanced Dolby Audio technology for a perfect audio experience, 4K HDR for streaming films in crystal clear quality, and an interactive LED screen to visually augment Alice’s replies.

In February 2021 we have announced that sales of smart speakers with voice assistant Alice reached 1.3 million devices since inception.

Other Products and Services

Search and Portal segment includes number of other products and services, the key ones of which are the following:

●	Yandex.Mail 360 unites our various productivity tools, including Yandex.Mail, Yandex.Disk, cloud-based storage service, Yandex.Telemost, our video conferencing service launched in 2020, Yandex.Calendar, and Yandex.Notes to help users with correspondence, time tracking, document management and conferencing services.
●	Yandex.News, the most visited online news aggregation service in Russia, providing a comprehensive and up-to-date news coverage for our users.
●	Yandex.Weather service, offering hyperlocal, real-time weather information based on our proprietary weather forecasting technology - Meteum, powered by machine learning.
●	Yandex.Travel, our travel aggregator service, which allows users to search for flight tickets and hotels, compare prices, as well as offers users an opportunity to purchase train and intercity bus tickets.

●	Yandex.Uslugi, our free of charge service helping users to find independent professionals to perform various types of works and services such as tutors, repairman, driving instructors and many others. As of December 31, 2020, the daily audience of the service reached 650,000 users and the number of professionals and freelancers exceeded 1 million.
●	Yandex.Q is a community of experts in science, medicine, economics, education, art, and many other areas of life, who share their knowledge in a question-and-answer format. The daily audience of the service reached 2.5 million users in December 2020.

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

Performance-based ads on our desktop search engine results page (SERP) appear in one of several general categories: top of the page, appearing above the organic search results; and bottom of the page, which appears either below the organic search results or the right-hand block located to the right of the organic search results. Advertisers bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. Yandex.Direct continues using a Vickrey-Clarke-Groves (VCG) auction to serve ads on our SERP.

We are constantly working to improve our automatic strategies, to make them better help businesses reach their goals. In the second quarter of 2020, we launched new a Fixed Cost Per Action (CPA) model in Yandex.Direct, as a result of which any business, regardless of size or industry, can pay a specific price for targeted user actions, like placing an order on the website or filling out a request. This strategy allows advertisers to spend their ad budgets more efficiently and receive better return on advertising spend. Moreover, this model allows us to attract new customers for whom the auction model was too complicated. This CPA model brought users more than 10 million targeted actions in the two quarters post launch.

For many businesses, phone calls are one of important metrics of ad campaigns effectiveness, as well as a channel of communication with customers. Therefore, we have started to test the implementation of a free of charge call tracking feature, which we will continue to develop in 2021.

Yandex Advertising Network

Our Yandex Advertising Network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads on websites, based on user behavior or characteristics or website content. Among our partners are some of the largest Russian websites, including Avito, Mail.ru Group, Rambler, RIA and others.

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

Yandex’s video advertising network allows users to place full-screen videos, video ads on pages of websites and ads within the video content available on over 450 advertising platforms, including desktop and mobile websites, mobile apps and Smart TV applications. Yandex’s video ad network covers over 67 million users. Yandex’s technologies enable users to provide advertising to the targeted audience and offer analysis of its efficiency through different tools and instruments, such as Brand Lift or video roll analysis.

In 2020 we completed the acquisition of K50, an efficient and fully automated platform for centralized ad placement in different channels, and one of the leading ad solutions for ad agencies on the Russian market.

Programmatic advertising

We have developed a range of programmatic advertising products, which utilize real-time bidding, or RTB, technologies to provide effective solutions to our publisher and advertiser partners. Our RTB ad exchange connects our performance-based demand-side platform (DSP) Yandex.Direct, to our display-based DSP (called AWAPS) as well as to integrated third-party DSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, and search and browsing history. The RTB ad exchange is connected to many of our Yandex Advertising Network partners who have chosen to display ads from our RTB ad exchange as well as or in lieu of our regular Yandex.Direct ads. In addition, through ADFOX, an online ad management platform for media publishers, we provide a supply-side platform to our publisher partners. ADFOX is able to mediate in real-time between programmatic brand ads from AWAPS, performance-based ads from Yandex.Direct, ads from integrated third-party DSPs and the publisher’s own direct sales. In 2020 we introduced Outstream video ads, a mobile-specific video ads that reach potential customers on partner site, along with contextual and display ads in the same RTB block. This format helps website owners to use their ad inventory more efficiently.

Mobile Advertising

We offer our advertisers the ability to display ads on mobile versions of Yandex services, including Search, Zen, and our Advertising Network partner websites, as well as in mobile applications, including our Yandex Search App. Advertisers are able to set up their mobile bids as a coefficient of their desktop bids.

Turbo pages

Launched in mid-2017, Turbo pages is a format of displaying content on mobile devices that loads several times faster than regular web pages and is optimized for smaller screens. Our Turbo pages are easier to implement compared to other similar products and offer monetization from Yandex out of the box. Turbo pages are available on Search, Zen and News, in mobile and desktop. In 2020, our Turbo-pages were being used by tens of thousands of internet websites.

Analytics tools

Our web analytics system, Yandex.Metrica, has the largest coverage among web analytics platforms in Russia. It is installed on 89% of all “.ru” domains using at least one web analytics tag. It is also one of the three most popular web analytics tools in the world. Yandex.Metrica combines near real-time reporting tools with intuitive heat maps and session replay. It features online-to-offline and cross-device tracking, easy-to-use attribution models, intuitive dashboards and fully customizable reports and segments. Yandex.Metrica offers a comprehensive set of tools for ad analytics, helping businesses easily find traffic sources with the highest ROI. Yandex.Metrica provides the Logs API to export all raw data in order to accomplish complex tasks. Yandex.Metrica is available without any data caps, regardless of the traffic volume.

We also provide users with AppMetrica, a universal app analytics and marketing platform for install attribution that can be used for tracking various kinds of ad campaigns, as well as for product analytics, crash reports and push campaigns.

Yandex.Radar is our analytics tool, which provides statistics on search market shares and browser usage, as well as traffic breakdown by operating system and device type.

Taxi

Our taxi segment provide a multi-mode experience that seamlessly and efficiently satisfies the needs of users and business for ride-hailing, car-sharing and delivery (including food and grocery delivery). Our platform enables access to a wide range of personal mobility and delivery services through our Yandex Go super app, which we launched in August 2020 and which combines ride-hailing, logistics, car-sharing, and public transport schedules, as well as food and grocery delivery services, in one app. Our users can also access this collection of services through standalone apps, including Uber Russia ride-hailing app, Yandex.Drive car-sharing app, as well as Yandex.Eats and Yandex.Lavka.

Ride-Hailing

We launched our ride-hailing service in Russia in 2011. As of December 31, 2020, our ride-hailing services are available in 17 countries, including Russia, and approximately 800 cities (with over 50,000 population). The scale of our network coupled with our proprietary technology and marketplace efficiency enable us to accurately forecast demand and incentivize drivers to be available to accept rides, providing highly reliable ride-hailing services for individual users and businesses.

We have established one of the largest ride-hailing networks in Russia and much of the CIS, providing over 900,000 drivers with taxi orders and enabling riders to complete over 1.6 billion rides across all our geographies in 2020. Our total number of rides grew 18% year-over-year in 2020, despite the pandemic-related slow-down during the first half of the year.

Russia has historically accounted for a large portion of our ride-hailing operations, where we offer the broadest range of ride-hailing tariffs, varying by both price and functionality.

In addition to our primary ride-hailing services, our B2B platform offers comprehensive solutions for corporate ride-hailing services, including business trips, airport transfers and staff logistics, as well as transportation budget management. We launched our B2B platform in Russia in 2016 and have since expanded it to include Kazakhstan, Armenia, Belarus and Israel.

Our app utilizes smartphone GPS to detect a rider’s location and efficiently connect a rider with an available driver. Our app also provides robust features and functionality for riders throughout a trip, including the efficient determination of pickup points to reduce estimated arrival and waiting times. Our proprietary map infrastructure allows our apps to more precisely locate cars, as well as offer a more accurate match with nearby drivers. Our app provides riders with upfront pricing and may also suggest alternative pickup points with a shorter wait time or lower fare. At locations with more complicated logistics such as airports or stadiums, pickup points are predetermined in our app and are integrated with offline signage. Our app accepts a variety of payment methods, including credit cards, cash paid directly to the driver in certain markets and e-wallet payment solutions (including Apple Pay, Google Pay and others).

We currently build relationships with our drivers for our ride-hailing services both directly and through a wide partner network (Fleet Management Companies or FMCs). In certain Russian regions, we also support the new simplified self-employment regime that has been introduced by the tax authorities in Russia, which allows us to engage more drivers directly.

We offer our FMC partners access to efficient fleet management software to manage their driver base and fleet, optimizing their administrative and technical workflows.

Safety is of the utmost importance, and we take a comprehensive approach to monitoring and improving the safety of all our platform users, before, during and after their rides. We offer insurance that covers passengers, drivers and third party participants in the event of personal injuries sustained in a ride. We have also implemented service access controls, such as driver scoring and detailed driver identification methods. We also tailor certain safety features to particular users, such as providing child safety seats. For drivers, we offer training and vehicle check-ups, both remotely and in person, and we continue piloting various technological tools to improve trip safety, such as video and telemetry monitoring to ensure drivers are alert, while our support service provides emergency support and a safety center services right within the app for both riders and drivers.

During COVID-19 pandemic, we created a separate fleet of vehicles drawn from the hundreds of thousands of cars available through the Yandex.Taxi service and organized more than 160 points for taxi cars disinfection throughout Russia, where drivers also received personal protective equipment. We also established a Support Fund for our drivers and couriers who were infected with COVID-19, in order to support them and their families during the period they were not able to perform ride-hailing services.

FoodTech

Our FoodTech business consists of Yandex.Eats, our ready-to-eat and grocery delivery services, and Yandex.Lavka, a hyperlocal convenience store delivery service. We see a large potential for both segments in our target markets.

Our FoodTech business relies on a wide partner network of couriers, who make deliveries on cars, bikes, scooters and on foot.

As of December 31, 2020, our Yandex.Eats services was available in 170 cities in Russia and Kazakhstan, with the majority of operations in Russia. Yandex.Eats is one of the leading online food ordering and delivery marketplaces in Russia working with approximately 33,000 restaurants as of the end of December 2020. In 2020, in addition to food delivery services, we started to provide grocery delivery from third party retail stores. As of the end of 2020, we partnered with over 20 retail chains across Russia. Approximately 85% of our orders in 2020 were through a first-party delivery model.

Yandex.Lavka offers on-demand delivery of groceries, ready-to-eat and other FMCG products within 10 to 30 minutes. The assortment includes over 2,500 SKUs with a focus on fresh and ready-to-eat categories. As of the end of December 2020 Yandex.Lavka operated 270 “dark” stores (mini warehouses) across Russia and Israel.

Logistics

Yandex Logistics is our delivery solution for consumers and businesses, which we launched during the pandemic as a mean to serve the increased demand for delivery services. The service leverages Yandex’s routing and mapping platform to provide on-demand B2C and B2B delivery services.

Our logistics services are available to users in the Yandex Go super app, while for businesses we developed proprietary software, tailored for specific needs of SMBs and large enterprises.

In 2020 the service grew rapidly, and its annualized run-rate reached 55 million deliveries in December 2020. The number of businesses actively using our Logistics services in December exceeded 15,000. We provide logistics services for internal Yandex businesses, such as Market, Eats and Lavka, as well as for third party companies, such as Detsky Mir, VkusVill, L’Etoile, Pandora, Ozon, Avito, Beeline, Tele2, MTS, 1C, VTB, various food retailers and pharmacies.

The service is currently available in over 350 cities in 12 countries.

Yandex.Drive

In February 2018, we launched our free-floating car-sharing service, Yandex.Drive, providing users with vehicles that can be reserved for a different period of time through a standalone mobile app, as well as through Yandex Go, and which can be dropped off in any permitted parking place across the cities we serve, as well as at airports and shopping malls. Offering on-demand access to cars in Moscow, Saint Petersburg, Kazan and Sochi, Yandex.Drive operates the leading car-sharing platform in Russia.

Yandex.Drive has been working with corporate clients since 2019. In 2020, Yandex.Drive launched a car subscription service, which allows a user to rent a car by subscription for a period of one month to one-and-a-half years through the app and includes maintenance and insurance.

We equip Yandex.Drive’s car fleet with our own proprietary telematics system and Yandex.Auto, our in-car infotainment system. Yandex.Auto provides a number of Yandex’s services, including Yandex.Navigator and Yandex Music. Powered by our voice-controlled assistant Alice, Yandex.Auto allows the user to personalize the service. It recognizes each user, greeting them by name, loads their usual routes, plays their favorite music and warns about traffic or weather conditions.

Yandex.Drive pricing is inclusive of fuel, parking, insurance and other costs associated with car ownership. Yandex provides dynamic pricing, which integrates traffic conditions, customer demand and other factors at the time of reservation. In addition, Yandex.Drive became the first car-sharing service worldwide to launch a fixed-price tariffs based on the final destination point, which allows us to improve the utilization rates of our fleet.

In September 2020, Yandex contributed the Yandex.Drive car-sharing business from Yandex N.V. to MLU B.V, our joint venture with Uber.

Yandex.Market

Yandex.Market is one of the most popular internet services in Russia, working as a multi-category marketplace and price comparison service. We aggregate price, product and availability information from thousands of active online and “brick and mortar” retailers. The marketplace is priced on cost per action (CPA) model, while price comparison is mainly priced on a cost-per-click (CPC) basis and recognizes revenue only when a user clicks on product offerings placed by merchants on Yandex.Market.

Yandex.Market price comparison service was launched in 2000, while the transformation into an e-commerce platform began in 2018 when Yandex and Sberbank of Russia completed the formation of a joint venture to develop a multi-category marketplace in addition to comparison shopping. In 2020, we reorganized our Yandex.Market joint venture by acquiring all of the Sberbank’s stake in the JV (45%). As a result of this transaction, Yandex became a controlling shareholder of Yandex.Market. We believe that the Russian e-commerce market is in the early stages of development and has significant long-term growth potential underpinned by an accelerating shift from offline to online in the retail sector. Full operational control over Yandex.Market allows us to capitalize on these secular trends as well as to unlock significant synergies from the deeper integration of Yandex.Market with other services within our platform.

In October 2020 we combined our price comparison and marketplace businesses into one platform under the Yandex.Market brand. This unified platform enables us to provide the full suite of e-commerce services to over 30,000 partners, including access to consumers, fulfillment, logistics, advertising and marketing, payments, support and analytics. This platform is also a one-stop shop for online buyers. As a part of our integration efforts, we launched an on-demand delivery option, capitalizing on the synergies between Yandex.Market and the courier capabilities of Yandex.Lavka. This service offers 15-30 minute “delivery to the door” and is now available to all users in Moscow, parts of St Petersburg and Nizhny Novgorod. We have also expanded our loyalty program Yandex Plus to our marketplace, so users are now able to receive up to 5% cashback as well as to pay for their purchases with Yandex Plus points. In 2021, in addition to cashbacks, we added free delivery for orders over 699 Rubles for Yandex Plus subscribers. In the current year, we will focus on accelerating growth, transitioning merchants from the CPC to CPA model and expanding our logistics infrastructure.

During 2020 we materially expanded our third-party business (3P) from 34% of the marketplace’s gross merchandise value (GMV) in the fourth quarter of 2019 to 63.5% in the fourth quarter of 2020 (66% in December 2020). More than half of our third-party GMV is fulfilled by Yandex.Market.

Our combined e-commerce GMV, which includes Yandex.Market marketplace GMV, the GMV of Yandex.Lavka and GMV of deliveries from grocery stores on Yandex.Eats grew threefold in 2020 and reached 56 billion rubles (on a pro-forma basis, including Yandex.Market for the full year 2020). In addition to that, our Yandex.Market price comparison platform generated approximately 220 billion rubles of GMV in the full year 2020.

The assortment on Yandex.Market marketplace expanded more than threefold during 2020 and reached 2 million SKUs by the end of the year. The number of buyers increased more than twofold and averaged over 6 million in December 2020. The number of sellers on the marketplace reached 8,000 in early 2021.

By the end of 2020, Yandex.Market operated four fulfillment centers (three in Moscow and one in Rostov on Don) with total area of over 100,000 square meters. In addition, our logistics infrastructure included 8 sorting centers, 632 pick-up points (including 108 branded) and 1,187 branded lockers. In November 2019, we launched a managed courier platform in Moscow, which we further expanded to several other cities including Saint Petersburg, Rostov on Don, Kazan, Nizhny Novgorod, and Krasnodar. Courier delivery remains the primary last-mile delivery option and accounted for 58% of all orders at the end of 2020, including 32% of all orders delivered via our own managed courier platform. The development of our managed courier platform has helped to improve delivery speed compared to third party logistics providers. Around 95% of deliveries via our managed platform were delivered in the customer’s preferred time slot. In November 2020, we began testing our “dropshipping by seller” (DSBS) model, whereby the marketplace is only responsible for customer engagement, while the merchandise moves directly from a merchant to a customer without being handled, stored or delivered by us. The model is gaining traction with merchants and should help us to expand the number of merchant partners as well as widen the assortment on our marketplace.

Media Services

Media Services include our entertainment services (Yandex Music, KinoPoisk HD, Yandex.Afisha and Yandex.TV Program), our subscription service Yandex Plus as well as our production center Yandex.Studio. Based on Yandex’s recommendation technologies and professional content, Media Services offer its users various entertainment options. We monetize Media Services through subscription revenue, online advertising and transaction revenues, as well as event tickets sales. Our Media Services are available across different platforms, including Yandex.Station and Yandex.Auto.

Media Services include the following:

●	Yandex Plus is our subscription service to Yandex Music and KinoPoisk HD, cashback loyalty points in the Yandex Go app, Yandex.Market, Yandex.Eats, and Yandex.Lavka and various special offers from other Yandex services (the availability of content, special offers and cashback programs varies by country). Yandex Plus is available in Russia, Kazakhstan, Belarus, Uzbekistan, Israel and some other countries. The subscriber base grew from 2.7 million in December 2019 to 6.8 million in December 2020, and reached over 8 million in February 2021. In Q3 2020, we enhanced the Yandex Plus subscription with access to the full KinoPoisk HD catalog (in addition to previously available Yandex Music). We also replaced several individual bonus programs and discounts for Yandex Plus members in Russia with a unified cashback offering. Subscribers earn cashback loyalty points when they pay for our services and then can use these rewards across the Yandex ecosystem. We currently offer three types of Yandex Plus subscription:
o	Plus (for individuals) and Plus Multi (for up to 4 members of a household) subscriptions give access to thousands of movies and TV shows, including all of our original and exclusive content, access to music and podcasts on Yandex Music as well as cashback offerings;
o	Plus with more.tv and Plus Multi with more.tv. More.tv is a Russian SVoD (Subscription Video on Demand) service that gives access to original and exclusive TV-shows and series;
o	Plus Multi with Amediateka (the subscription also includes more.tv), an exclusive distributor of HBO content in Russia, in addition to the Plus subscription.

We are pleased that several key benefits of Yandex Plus are already materializing. We see improved conversion from trials to paid subscribers, better cross-service usage and higher average spend. Furthermore, we expect that other advantages of our subscription model such as higher customer retention and lower customer acquisition costs will come to bear soon.

●	Yandex Music is a streaming platform that provides access to a catalog of 65 million music tracks and 254,000 podcast episodes. The service matches music for every taste using its recommendation system, creating unique playlists for each user. Yandex Music is the largest music streaming service in Russia.
●	KinoPoisk is one of the leading video streaming platforms in Russia and the largest Russian-language source for information about movies, TV-shows, celebrity content and entertainment news, providing users with critic and user reviews and ratings, personalized recommendations, local movie showtimes, ticketing, and many other services. In 2018, KinoPoisk launched its own video streaming service, KinoPoisk HD, which allows users to watch content on a subscription basis (through the Yandex Plus subscription) or purchase selected titles. The KinoPoisk HD catalogue contains over 70,000 movies, video episodes and TV shows, including exclusive content, both licensed from leading domestic and international production companies and original content. In December 2019, we announced a deal with the BBC to exclusively host over 100 hours per year of brand new BBC premium dramas, comedies, and children’s titles, plus content from a range of British producers in the BBC Studios’ 2020 catalogue. The number of monthly viewing subscribers on the platform reached over 3 million in January 2021.
●	Yandex.Afisha (“playbill”) allows users to buy tickets to cinemas, theaters and concerts online. It incorporates personalized recommendations and is currently operating in over 190 cities across Russia, as well as several cities in Belarus and Kazakhstan.
●	Yandex.TV Program is a service providing users with an up to date schedule of broadcast, cable and digital TV channels as well as an option to view certain TV channels online.
●	Yandex.Studio is our own production center, which we launched in 2018 to create video and music content, co-invest in different projects with other production studios and provide marketing support to movie releases. We have already participated in the co-production of several Russian movies and released eight KinoPoisk HD original series in 2020 and early 2021, two of which have since been shown on one of the leading Russian TV channels. We believe the service is strategically important in a world where video consumption is rapidly shifting online and the importance of original content as a key differentiating factor is increasing, and we plan to expand our participation in such projects.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex Classifieds.

Auto.ru is our classifieds platform for used and new cars, motorcycles, commercial vehicles and spare parts. We strive to make the used cars market as transparent as possible by providing comprehensive information about the cars advertised on our platform. Auto.ru puts significant effort into providing users with the special tools such as vehicle history reports, which include information from dozens of sources (carmakers, service stations, distributors, official databases and so on). In 2019, we launched a new feature that allows our users to apply for a car loan directly on the Auto.ru website. We partner with reputable financial organizations and do not issue the loans ourselves.

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

We monetize Auto.ru through vehicle history reports, loan commissions, value added services (VAS), listing fees and valid calls from clients for dealers, spare part sellers and certain individuals as well as through advertising.

Yandex.Realty is our real estate classifieds platform for private individuals, developers and realtors. The service provides listings for both sales and rentals of apartments, houses and commercial property. We also offer the opportunity to place listings for apartments in newly-built or under-construction apartment complexes across Russia. Yandex.Realty helps users not only to find the right listing but also discover all relevant information about the building and its surroundings. Yandex.Realty primarily generates revenues from listings of new apartments, charging realtors for verified calls from clients.

Yandex.Jobs is our service for job seekers, which is mainly focused on blue collar and service industry jobs. The service is available on the desktop and as a mobile app for Android and iOS and allows users to get in touch with a potential employer directly from the app. Yandex.Jobs aggregates vacancies from a number of partners.

Yandex Classifieds is a platform for free online classified advertisements of general goods, which we have launched in December 2020.

Other Bets and Experiments

We are constantly working to expand our portfolio to ensure growth and development in the future. Other Bets and Experiments segment includes new initiatives and smaller business that are being tested and developed.

Zen

Yandex Zen is a social infotainment platform that brings together content creators and users. The service features an AI powered personalized content feed based on user interests. For content creators, the platform offers monetization opportunities as well as provides instruments to produce high quality content in multiple formats and engage with the audience. The number of daily average users reached 20.3 million in December 2020 (up 51% from December 2019), who generally spend over 40 minutes per day on the platform.

Yandex Zen has been successfully developing its own content platform since 2017, when the service launched a partner program with content creators. It helped to increase the share of high-quality content available on the platform and became one of the key drivers of growing user engagement for Yandex Zen. Currently 80% of the user’s time on Zen relates to our own platform and most of our content is unique and created exclusively for Yandex Zen.

While initially Yandex Zen was a text-based content platform, it now offers multiple formats, including short videos, live broadcasts and galleries. Most of these new formats were added during 2020, which contributed to the rapid growth of video consumption on Yandex Zen. As of February 2021 23% of user time is spent consuming video content compared to only 5% in January 2020.

Yandex Zen is available to users on Yandex Home Page, in Yandex Browser, Opera desktop browser in Russia, Turkey and Indonesia, and as a standalone app on Android and iOS. In addition, we integrated Zen as the main feed in the Yandex Search app on Android and iOS. Zen is also the default content feed in the Samsung Internet browser in Russia, Belarus and Turkey. Moreover, Zen is preinstalled on some third-party devices sold in Russia by vendors such as Huawei, Honor, Xiaomi, Samsung, Alcatel, as well as some other local brands. In 2019, the Yandex Zen recommendation service was launched inside Viber Messenger, the second most popular messaging app among traditional messengers in Russia, and later Viber expanded the Yandex Zen experience to Belarus and Vietnam.

Yandex.Cloud

Yandex.Cloud is a full-fledged cloud platform that provides B2B customers (SMBs and enterprises) (which account for 90% of our revenue) and individual developers with scalable infrastructure, storage, machine learning and development tools to build and enhance cutting-edge digital services and applications.

Since the launch in September 2018, Yandex.Cloud has seen a rapid growth both in terms of revenue and new customers with number of active users reaching 15,000 by the end of December 2020, driven by increasing demand of Russian and international companies for cloud services for creating and developing their own digital products and industry platforms, working with data, and upgrading IT infrastructure. In 2020, we added 8 new services to the platform, including services in the field of security, serverless computing and machine learning. The Yandex.Cloud platform has become the first public cloud platform in Russia and the CIS that complies with both international standards such as ISO 27017 and ISO 27018, and Russian regulation in terms of data storage and processing. All Yandex.Cloud services are available on servers located in Russia.

Yandex.Cloud became an independent business unit in 2020.

Self-Driving Group

In early 2017, we started working on our driverless technologies with the aim of creating a fully autonomous system that can operate various types of vehicles and be applied to various transportation scenarios (including, among others, ride-hailing, logistics, e-commerce, food and grocery delivery) in a wide range of conditions. In May 2017, we unveiled the first prototype of our self-driving car, which leverages Yandex’s world-class technologies, and launched public road testing by the end of the year.

In November 2018, we received a license to operate our self-driving car in the state of Nevada and demonstrated the advanced capabilities of our autonomous vehicles at CES, Las Vegas in January 2019 and again in 2020. In December 2018, we obtained the relevant permission from the Israeli Ministry of Transportation and Road Safety, and began regular tests of our self-driving cars on public roads in Tel Aviv, Israel. Yandex is also operating Europe’s first autonomous ride-hailing service with no one behind the steering wheel in Innopolis, Russia.

By the end of 2020, our self-driving fleet had grown to over 160 cars, which have accumulated over 6 million autonomous miles on public roads in Russia, United States and Israel.

In 2019, Yandex signed an MOU with Hyundai Mobis to jointly develop autonomous vehicles and introduced the fourth generation of Yandex autonomous vehicles based on the Hyundai Sonata in June 2020. We are also developing our own proprietary LIDAR sensors to be used in our self-driving cars. We have already started testing the prototypes of our solid state 360-degree LIDARs on the streets of Moscow.

In November 2019, we introduced our autonomous delivery robot, Yandex.Rover, which leverages our self-driving technology. In 2020, Rovers started commercial operations in three Russian locations - Moscow, Innopolis and Skolkovo, delivering orders from our ready-to-eat delivery service Yandex.Eats and groceries from our hyperlocal grocery delivery service Yandex.Lavka. The number of delivered orders since we launched the service reached more than 2,000 in February 2021.

In September 2020, Yandex and Uber completed the spin-off of the self-driving vehicles business, Yandex SDG, from their Ride-Hailing and FoodTech joint venture. As a result of the restructuring, Yandex SDG is directly owned by Yandex (72.8%) and Uber (18.6%), with the remaining shares reserved for Yandex SDG management and employees.

Geolocation Services

Our Geolocation Services integrate Yandex’s advanced technologies (including mapping, cartography, and navigation) to provide a broad range of services across Russia, other CIS countries and Turkey. We focus on the development of logistics and routing solutions for individual users and businesses, as well as advertising products for offline businesses. Our Geolocation Services include Yandex.Maps, Yandex.Navigator, our infotainment system for connected cars, Yandex.Auto, our contactless payment service at gas stations, Yandex.Fuel, as well as Yandex.Routing, our technology platform for businesses, which provide services and products in the transportation and logistics industries. We monetize Geolocation Services through online advertising, licensing and transaction services.

Yandex.Maps provide high-quality, detailed maps of Russia, its neighboring countries, Turkey and other countries where we operate our ride-hailing service. The monthly audience of the service has reached 50 million users across all platforms and 20 million monthly average users in the mobile app in 2020. We offer our users panoramic views, navigation across cities enriched with augmented reality, public transportation routes, driving directions with voice controls and turn-by-turn navigation. We continue to develop Yandex.Maps to integrate new features, such as hotel bookings, food ordering, ratings and reviews of restaurants as well as their menus. We recently integrated a Transportation section, which enables users to see public transport routes as well as the movement of buses, trolleybuses and trams in real time. In 2020, we launched a full-fledged navigation service for drivers in Yandex.Maps, which frees users from switching to Yandex.Navigator for turn-by-turn navigation.

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

We also offer Yandex.Navigator, which integrates our AI assistant Alice. Yandex.Navigator provides turn-by-turn navigation, incorporates a voice input function, speed limit warnings, parking information and information about accidents or road works. It is one of Yandex’s most popular mobile apps in terms of usage.

Our map-based apps allow offline businesses to place ads in native formats (adopted for different scenarios on the map), offering then advanced targeting capabilities.

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

Yandex.Fuel is a contactless payment service at gas stations built into Yandex.Navigator, Yandex.Maps, Taximeter, an app for Yandex.Taxi drivers, Yandex.Drive and a standalone Yandex.Fuel app, and is also available to corporate clients. The service was launched in December 2018.

Currently, more than 7,000 fueling stations are connected to the service throughout Russia, including EKA, Neftmagistral, gas station Tatneft, Shell and others. In 2020 Rosneft, Russia’s biggest oil company, including brands such as Rosneft, BP, Bashneft, PTK and TNK, was connected to Yandex.Fuel. In 2020, users of Yandex.Fuel purchased more than 547 million liters of fuel with a gross merchandise value of 21.9 billion rubles.

In 2020, we launched a feature, whereby drivers can order food and coffee from a gas station store through the app and have it delivered to their car. This function is currently available at 150 gas stations in Moscow and the Moscow region and we plan further expansion in 2021.

Yandex.Routing is our B2B routing platform based on Yandex.Maps, aimed at providing businesses in the transportation and logistics segments with route optimization solutions that incorporate current traffic conditions. More than 20,000 commercial vehicles use Yandex.Routing platform every day. Among the clients are large retail and FMCG companies. Routing technologies are also used by Yandex own services such as Yandex.Eats, Yandex.Lavka and Yandex.Market.

Yandex.Business is a service for small and medium-sized businesses that bundles together ad tools, allowing ad placement more efficient and simpler without special knowledge. We already have a simple subscription service tailored primarily to offline businesses so they can efficiently advertise online in Search, Zen, Yandex.Maps, Ad Network and other properties for a fixed monthly fee. We have seen a great interest to this product with the number of clients in December growing 16% compared to September and 81% year-over-year. We plan to expand the usage of this product to all SMEs to automate and optimize their business processes and digital advertising.

Our Technology

Yandex is a technology company that is a pioneer in machine learning, artificial intelligence and neural networks. We believe this expertise uniquely positions us in the global technology arena and allows us to innovate in our local markets and continuously improve our products and services based on complex, unique technologies that are not easily replicated.

Advertisers

Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium size enterprises drive the majority of our advertising revenue. No single advertiser accounted for more than 1.1% of our total revenues in 2018, 2019 or 2020.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia, as well as Minsk, Belarus; Lucerne, Switzerland; Newburyport, Massachusetts, USA; Shanghai, China; Tel Aviv, Israel and Almaty, Kazakhstan. In Russia we have 16 regional sales offices.

The substantial majority of our advertisers use our automated Yandex.Direct service to establish accounts, create ads and manage their advertising campaigns. Our largest advertising clients are served by a dedicated sales team. These advertisers have access to our strategic support services, including a dedicated accounts team, to help them set up and manage their campaigns. Our sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, and measuring and improving advertisers’ return on investment.

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

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand. We also invest heavily into our separate business units, including Taxi, Yandex.Market, Media Services, Classifieds, and Other Bets and Experiments including Zen, Cloud and Geolocation Services to grow customer awareness, increase user base, increase usage in our existing markets and penetrate into other geographies.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business, including search, ride-hailing, food delivery, classifieds, media services, e-commerce and cloud. We currently operate principally in Russia, Belarus, Kazakhstan, Uzbekistan and Turkey.

Across our different business lines we face competition from both global (such as Google, Facebook) and local players (Mail.ru, Sberbank).

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

The following table presents a comparison of Russian search market share, according to Yandex.Radar (a search traffic and browser usage analytics tool based on Yandex.Metrica data), based on search traffic generated:

	2018	2019	2020
Yandex	56.3%	57.0%	59.2%
Google	40.0%	40.1%	38.6%
Mail.ru	2.2%	1.6%	1.1%
Rambler	0.2%	0.2%	0.1%
Other	1.3%	1.2%	1.0%

Mail.ru Group is one of our largest local competitors. Mail.ru offers many communication services, including Russia’s most popular webmail, social networking and messenger services. Our Yandex.Direct platform competes for advertising budgets with myTarget, an advertising tool operated by Mail.ru across its social networks and e-commerce projects.

We believe that social networking sites, such as Facebook, Twitter, TikTok and Mail.ru Group’s Vkontakte, Odnoklassniki and My World services as well as video platforms such as YouTube, are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access to analyze their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising which could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

In certain vertical areas, in particular those in which our business units operate, we and our joint ventures compete with services, including e-commerce, video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. Our Yandex.Taxi service competes with Citymobil (operated through a joint venture between Mail.ru and Sberbank) and Didi (a Chinese mobility operator who entered Russia in 2020) as well as a number of regional offline players across Russia. In addition, although Yandex.Taxi and Uber operate as a joint venture in Russia and neighboring countries, our Taxi business may also compete with Uber in jurisdictions outside the scope of our joint venture territory. Yandex.Market faces competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, AliExpress Russia (operated through a joint venture between Mail.ru, MegaFon, RDIF, and Alibaba), and others. Our Classifieds services compete with Avito in most areas as well as with a number of niche players such as CIAN in real estate and Drom in automobile sales. On the Media Services front, our KinoPoisk service competes with ivi, Okko (controlled by Sberbank) and other online cinemas, while Yandex Music competes with VK Music and Boom (both operated by the Mail.ru), Apple Music and Spotify (which entered the Russian market in 2020). Our food delivery business Yandex.Eats competes with Delivery Club (a part of the joint venture between Sberbank and Mail.ru). Our hyperlocal grocery delivery service Yandex.Lavka competes with Samokat (operated through a joint venture between Mail.ru and Sberbank), Vprok and Okolo (both operated by X5 Retail Group), Sbermarket (operated by Sberbank) and others. Our Yandex.Drive car-sharing service competes with Delimobil, BelkaCar as well as a number of other players operating primarily in Moscow and St. Petersburg. Our public cloud platform competes mainly with international cloud services, such as Microsoft Azure, Google Cloud and Amazon Web Services (AWS), as well as with certain local players (Rostelecom, Sberbank, Mail.ru).

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

In 2016, with the support of regional governments and ministries overseeing education and IT, we launched a project to teach programming to school children called Yandex.Lyceum which is now offered in 169 cities in Russia and Kazakhstan. Currently, over 10,000 teenagers are learning Python programming at Yandex.Lyceum.

Yandex and the Higher School of Economics (HSE, one of the top universities in Russia which is also in the QS World University Rankings) jointly run the Faculty of Computer Science, for which we created an educational program. We also partner with other leading research centers and universities, including the Moscow Institute of Physics and Technology, The European University at Saint Petersburg, ITMO University, Moscow State University, Saint Petersburg State University, the New Economic School and the Ural Federal University. Yandex established joint labs for computer science research such as Yandex.Research-MIPT Lab and Yandex Scientific Laboratory at the Faculty of Computer Sciences of the HSE to promote collaboration in scientific field.

Every year, more than 1,500 students join Yandex partner degree programs at the leading universities in Russia and other countries, with over 6,200 graduates since 2007. We sponsor a number of contests and workshops/seminars in computer programming, mathematics and linguistics with participants from all over the world, and run an annual programming competition, Yandex Cup, in different fields of computer science such as backend, frontend, machine learning, mobile app development, data analytics and competitive programming.

In 2019, we launched Practicum, a practice-oriented online educational service for individuals who want to succeed in their careers. We’ve developed our own exclusive learning platform to help people acquire new skills and learn professions. In 2020, we launched 12 new programs in several countries, and now offer a total of 14 programs in areas such as Software Development, Data Science, Marketing, Design, and English for Russian speakers. Our courses are available in Russia, the USA, Israel and Germany. Over one million people have already explored our educational opportunities with thousands choosing to meet their professional goals with help of our platform.

To reward achievements in academics and research as well as to support undergraduate and postgraduate students in computer science and information technology at HSE, in 2014 we established the Ilya Segalovich Scholarship, in memory of one of our co-founders. The scholarship committee includes faculty staff members and lead developers from Yandex. Since 2014, this scholarship has been awarded to over 96 students.

To encourage scientific advancement in computer sciences we also established the annual Ilya Segalovich Award. This scholarship is awarded to graduate and postgraduate students or academic advisors delivering cutting-edge research across academic institutions in Russia, Belarus or Kazakhstan in machine learning, computer vision, information search and data analysis, natural language processing and machine translation, speech synthesis and speech recognition. Since 2019 it has been awarded to 25 young scientists and academic advisors.

In September 2019 we announced a new initiative to further advance our efforts to provide IT education and training to as many people as possible. The Educational Initiative is a Yandex program to advance education and improve the educational environment through technology. The program’s efforts include supporting technology education and research, developing digital skills, empowering teachers, and promoting the positive impact of technology on the learning process. Initially, the program’s goals included investment of more than $60 million into educational projects and training 100,000 specialists for the Russian IT industry over the course of three years, from 2020 to 2022. In November 2020, we announced that we would continue these investments on a permanent basis.

Since the launch of the Educational Initiative, over 180,000 teachers, working in schools across 85 regions of Russia — have upgraded their professional qualifications. Almost 22,000 participants joined the program’s contests, workshops, and courses.

The technology and professional experience behind the program helped us to quickly focus on supporting teachers and helping them to maintain the learning continuity during the coronavirus lockdown in the spring of 2020. Over the course of only a couple of weeks, we adapted the whole of the national curriculum for distance learning and broadcast lessons on our free streaming service Yandex.Live. The Yandex.School lessons were viewed over 4 million times during the lockdown.

Our other important educational initiatives include the following:

●	Yandeх.Textbook, an online service designed as a teachers’ aid in primary education, which had over a million users before the lockdown and turned out to be a life-saver for thousands of teachers and almost 2 million students who had to quickly learn how to study from home.

●	More than 800,000 schoolchildren and 128,000 teachers joined Cultural Marathon, the national digital educational project promoting children's interest in culture, cinema, architecture, theater and music, which was co-developed by Russia’s Ministry of Culture and Ministry of Education together with Yandex.
●	To promote technology in education and help maintain the learning process, Yandex also offers the enhanced version of its Yandex.Mail service free of charge to be used at schools for collaborative work for unlimited numbers of users, which is indispensable for distance learning.
●	In addition, schools and universities can use 30 GB of free storage space on Yandex.Disk for each staff member, together with a 50% discount for premium Yandex.Mail products. Yandex.Cloud, our platform for cloud computing and data processing, also offers discounts to institutes and universities building their own digital environment.

Since 2010, we have been running a leading conference on technology and its impact on people’s lives – Yet Another Conference (YaC). In 2020, our annual conference on technology branched out to cover the role of technology in education – YaC/e. That online event gathered forward-thinking education professionals, entrepreneurs, managers and policymakers. The education industry leaders used the YaC/e platform to discuss current issues in education on the national and international levels, including how to adapt to the new reality during the pandemic and overcome the barriers to adopting the latest technologies in the process of teaching and learning.

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

Our total headcount increased from 10,092 at December 31, 2019 to 11,864 at December 31, 2020, primarily as a result of consolidation of Yandex.Market. As of December 31, 2020, we had 6,459 employees related to the product development cost category, 4,690 employees related to sales, general and administration, and 715 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. We have filed more than 950 patent applications to date, of which more than 600 have resulted in issued patents in Russia, the USA, China and Taiwan. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

We have three registered well-known trademarks in Russia - “Яndex”, “Yandex”, and “Яндекс” for certain services (classes 35, 38 and 42 under the International Classification of Goods and Services) on the basis of intensive use. Under Russian law, the protection granted to well-known trademarks is extended to non-homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder’s legitimate interests are infringed. Yandex is also a registered trademark in Ukraine, the United States, the European Union and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia and abroad. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

We enter into written license and use arrangements with providers of a significant portion of the content we offer. Our agreements with most of the news content providers in Russia are on “content-for-traffic” terms, pursuant to which we obtain access to news content for free in consideration of the user traffic that accesses the content providers’websites through our Yandex.News services. We license or purchase other additional content. We do not knowingly include content on our websites that we do not have the legal right to include.

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

Facilities

Our principal operating subsidiary currently leases a total of approximately 64,500 square meters in a single location in central Moscow that serves as our group’s headquarters. We also lease additional office space of about 64,500 square meters in business centers in central Moscow, of which approximately 19,100 square meters relates to the contract for office space in Moscow City business center that we signed in December 2019 and 15,800 square meters relates to office space in Lotte Plaza business center. We or our operating subsidiaries also lease or own office space in a number of other cities in Russia. We also lease offices in Newburyport, Massachusetts, USA; Lucerne, Switzerland; Minsk, Belarus; Schiphol, The Netherlands; Shanghai, China; Almaty, Kazakhstan; Tel Aviv, Israel, and other locations. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We have points of presence in a number of cities in Russia and elsewhere. Taking into account the projected demand for our services, we continuously evaluate the capacity and locations of our data centers to determine the most cost effective manner of delivering reliable services to our users.

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

Pursuant to this restructuring, a number of changes were made, including the establishment of the Public Interest Foundation and new Board Committees. The Board of Directors was also expanded to appoint two “designated directors”. In 2020, we learned to work in a new corporate governance structure and to interact with its new elements.

Public Interest Foundation

Public Interest Foundation has certain limited and targeted governance rights in our group. The Public Interest Foundation was incorporated in the Oktyabrskiy special administrative region in Kaliningrad, in the Russian Federation, under a newly adopted legislative framework. The Public Interest Foundation has no shareholders, owners or beneficiaries, and is governed by the Foundation’s Board of Directors comprising 11 directors, including members appointed by five leading Russian universities (Higher School of Economics, Moscow Institute of Physics and Technology, Moscow State University, Saint Petersburg State University and the Saint Petersburg National Research University of Information Technologies, Mechanics and Optics), and three non-governmental institutions (the Russian Union of Industrialists and Entrepreneurs (RSPP), Moscow School of Management Skolkovo and the Endowment of

Moscow School #57), all of which have long histories of cooperation with Yandex. The Public Interest Foundation Board also includes three representatives of Yandex management (initially, Arkady Volozh, Tigran Khudaverdyan and Elena Bunina). The statutory purpose of the Public Interest Foundation, as set out in its charter, is to preserve the continuity and promote the success of Yandex. The Public Interest Foundation is not permitted by its charter to engage in any commercial activities; its operating costs will be covered by Yandex.

Priority Share

The Public Interest Foundation holds our Priority Share, which gives the Public Interest Foundation the following rights:

●	to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 10% or more, in number or by voting power, of the outstanding Class A and Class B Shares (taken together), if our Board has otherwise approved such accumulation of shares.
●	to approve a decision of our Board to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of Yandex LLC; and
●	to make binding nominations of two designated directors of our 12-person Board. Under Dutch law, a binding nomination will be adopted at a General Meeting of our shareholders, unless rejected by a two-thirds (2/3) majority of those voting.

Special Voting Interest in Yandex LLC

As an additional protection for the overall structure, the Public Interest Foundation holds a Special Voting Interest in Yandex LLC, which provides limited and defined powers that will be exercisable only in the case of what we describe as a Special Corporate Situation or a Special Situation related to a matter of national security.

Special Corporate Situations

A Special Corporate Situation is deemed to arise only in the following specific circumstances:

●	the Public Interest Committee is not formed;
●	the Public Interest Committee is dismissed by our Board;
●	a designated director is not included in the Nominating Committee;
●	a binding nomination for a designated director is rejected by the General Meeting;
●	a designated director is removed by the General Meeting without approval of the holder of the Priority Share;
●	the General Meeting appoints a candidate as a Class I Director that has not been recommended by the Nominating Committee through Subcommittee I; or
●	a decision of the Public Interest Committee is breached by Yandex LLC

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

A description of other standing Board committees can be found below under the heading “Item 6. Directors, Senior Management and Employees — Corporate Governance”.

Public Interest Committee

The Public Interest Committee has a right of approval over certain specified matters and consists of three members: the Yandex CEO (currently Mr. Volozh) and both of the designated directors (Messrs. Yakovitsky and Komissarov). Decisions of the Public Interest Committee must be unanimous. The Public Interest Committee will not review ordinary business or commercial matters; its right of approval will be limited to a defined list of the following specific matters deemed to be of public interest

●	transactions or other transfers resulting in the granting of direct access to Russian users’ personal data owned by us and non-depersonalized big data owned by us to non-Russian persons;
●	the adoption, modification, amendment, and cancellation of the Yandex internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale/provision of such information to foreign persons);
●	entry by Yandex into any agreement which concerns Russia with a non-Russian state or an international intergovernmental organization (or its bodies and agencies); and
●	direct or indirect transfers or encumbrances of material intellectual property rights, including licensing such rights, if as a result of such license Yandex would lose the ability to use such rights in Russia

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

Regulation of Sensitive Businesses in Russia

In recent years, the Russian government has adopted a series of laws aimed at regulating the technology and internet sectors generally, as described in detail below. In addition, a number of laws have been adopted that impose restrictions on foreign ownership and control of businesses in sensitive sectors of the Russian economy, including strategically important enterprises and mass media, and we are aware of various discussions about potentially imposing similar restrictions on businesses such as ours. Most significantly, legislation was proposed in the Russian State Duma in the summer of 2019 that would have limited non-Russian ownership of “significant” internet companies to no more than 20%. Another recent draft law proposed restrictions to audiovisual services limiting their non-Russian ownership to no more than 20%. In case such a proposal were to be admitted to law and would be applied to Yandex, we will be forced to reevaluate and consequently modify the corporate structure of the KinoPoisk service, which is a part of Yandex Media Services.

Advertising Regulation

The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38-FZ “On Advertising,” dated March 13, 2006 (as amended) (the “Russian Advertising Law”). The Russian Advertising Law prohibits advertisements for certain regulated products and services without the required certification, licensing or approval. For example, advertisements for products such as pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. Additionally, Russian law contains certain prohibitions regarding the advertising of alcohol, tobacco and medical services. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients. In some cases, violation of these Russian laws can lead to civil action by third parties who suffer damages, or administrative penalties imposed by FAS. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. For instance, there is a working group (within the Analytical Center of the Government of the Russian Federation) developing the legislative proposal which would set forth detailed grounds for the self-regulation of the advertising business in Russia. The self-regulatory organization (which could be created on the basis of the new law) could be designated by the FAS to execute certain powers originally belonging to FAS, as well as such self-regulatory organization could impose the limitations on its members that could be stricter than those provided by the applicable law.

We seek to comply with all advertising laws and regulations. At the same time, the application of the advertising laws, in particular in relation to products or services requiring certification, licensing or approval, can be ambiguous and inconsistent. The application of these laws in an unanticipated manner, or the failure of our compliance efforts, may expose us to substantial liability as distributors of advertising and may restrict our ability to provide some of our services. Other laws or interpretations of laws, including those of foreign jurisdictions, may also restrict advertising and negatively impact our business. For example, some French courts have interpreted French trademark laws in ways that would limit the ability of competitors to advertise in connection with generic keywords. Adoption of similar interpretations by Russian or other national courts may adversely affect our business. Also, the Supreme Court of the Russian Federation has issued clarification which states that some cases of the use of trademarks as keywords could be treated as an unfair competition. In addition, Russian law does not specifically regulate behavioral targeting in relation to advertising, which is a standard tool widely used in online business. Any future interpretation of Russian law affecting the regulation of behavioral targeting could have a negative impact on our business.

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

Under Russian law, we have exclusive rights to trade secrets (know-how) only if we have complied with a legal requirement to introduce reasonable measures to maintain confidentiality of our trade secrets. Such measures may be burdensome and difficult to implement. As we rely extensively in our operations on the protection afforded to trade secrets, we have implemented a set of measures required by Russian law in order to protect these trade secrets (know-how). However, there is a risk that our measures will be deemed insufficient and, as a result, we will fail to acquire rights to these trade secrets under Russian law.

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

Liability of Online Service Providers

Laws relating to the liability of online service providers for the activities of their users and other third parties are still being developed in Russia and certain other countries in which we operate. Recent laws adopted in Russia, such as the law on the regulation of social networks; the law regulating the placement of publicly available personal data on the internet; the law on criminal liability for libel on the internet; the law introducing significant fines for non-deletion of information by an information resource; the law prohibiting censorship of information resources, as well as a number of other laws, may substantially affect business operations.

Russian law contains provisions aimed at establishing a framework for limitation of liability of online service providers for the information communicated by third parties over such providers’ networks. Substantial ambiguity remains in Russian law around the scope and protection of such limitation of liability. In particular, there is little clarity on the limitation of liability with respect to the types of online service providers other than providers transmitting information and hosting providers (such as those caching data or providing information location tools). Because the law has not been given detailed binding interpretation, our exposure to liability will depend significantly on the interpretation of these provisions by the courts and officials.

The Russian Civil Code also imposes strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It might be unclear how these provisions apply to online service providers.

Russian law establishes a system for the blocking of websites that make available specific categories of illegal information related to child pornography, suicide or drug use as well as other restricted information. Current law also permits the blocking of websites for violation of data protection, copyright and related rights. The procedure for deleting such information is complex and strictly enforced and the failure to follow such procedures may lead to the blocking of the applicable website by all Russian internet service providers and telecommunication service operators. Yandex follows this law, however, compliance with these regulations by western technology companies has been inconsistent or non-existent.

Other legislation is currently in place in Russia that allows the blocking of websites that contain extremist information (including containing calls for mass rioting, extremist activity and participation in mass assemblies conducted in violation of established procedure) at the request of certain governmental authorities without prior notification. Only a subsequent post-blocking notification to the relevant website owner or hosting provider is required. The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded by government authorities depending on circumstances. We may find ourselves subject to such blocking if government authorities interpret information provided by our services as violating these rules and we may be unable to prevent this blocking of our services.

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

This legislation, as well any similar additional regulations (in Russia or abroad), and the interpretation of such legislation and regulations, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. For instance, in December 2020 the European Commission proposed the draft of the Digital Services Act which is aimed at creating a common set of rules on obligations and accountability of online intermediaries providing services in the EU. The document is now under consideration of the European Parliament and Member States and, if adopted, could impose new obligations on our services provided (or to be provided in the future) to users in the EU. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operations”.

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

We have also obtained an encryption license for our Yandex.Cloud service in order to expand this business. Therefore, the restrictions imposed by the strategic enterprises law have become applicable to Yandex as a whole. In particular, a third-party non-Russian investor would be required to obtain prior approval from the competent Russian authority in some cases if it seeks to acquire more than 25% of the voting power in Yandex or seeks to enter into an agreement that would establish direct or indirect control over Yandex. Such investors would also be required to notify the competent Russian authority if it acquires more than 5% of the voting power in Yandex (which would represent more than 33.3 million Class A shares). In addition, foreign states and international organizations, or entities controlled by them are prohibited from entering into agreements to establish direct or indirect control over Yandex.

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

Internet Regulation

A recent draft law that partly came in force in November 2019 introduced tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, its implementation, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could significantly reduce data transfer speeds significantly and even result in interruptions and delays of online services in Russia.

Privacy and Personal Data Protection Regulation

We are subject to Russian and foreign laws regarding privacy and the protection of our users’ personal data. We publish on our websites our privacy policies and practices concerning the use, processing, storage and disclosure of user data. Any failure by us to comply with our privacy policies as well as Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities, individuals or other third parties, which may adversely impact our business. In addition, the adoption and interpretation of data protection laws, and their application to internet operations, are often unclear, difficult to predict and in a constant state of development. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to webpages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who may apply for the removal of search results that link to inaccurate or irrelevant information about them. In addition, in May 2018, the General Data Protection Regulation, or GDPR, came into force in the EU. We believe that we have taken all necessary steps to comply with the applicable requirements of the GDPR, although our exposure to users in the EU is relatively limited. Nevertheless, some provisions of the GDPR are formulated broadly and their interpretation by the competent authorities might be unpredictable. Therefore, we may fail to interpret all the requirements in accordance with the official interpretation and may be held liable for noncompliance.

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

Licenses for the Provision of Particular Services

Entities that provide certain telecommunication services for a fee are required under Russian law to obtain a “telematics” license from Roskomnadzor. In order to increase our range of services and diversify our business, we have obtained the required licenses (including telematic licenses) necessary for the provision of certain of our services in Russia. However, we generally do not charge a fee for the online services we provide to our users and therefore believe that we are not required to hold a telematics license for provision of these services. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our online advertising revenues as a fee and determine that we are required to hold an additional telematics license for such services, which would require us to apply for and comply with the terms of any such license.

Additionally, we may in certain cases offer user services for a fee, which could require us to comply with the licensing requirements described above.

Antimonopoly Regulation

Russian law grants to the Federal Antimonopoly Service, or FAS, wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any abuse of a dominant position, and prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We could be considered to possess a substantial (and even dominant) market share in the online advertising market, ride-hailing market and/or other markets in which we operate. We understand that the regulator from time to time focuses on internet services and, for instance, could in the future recognize online advertising as a separate market, identify dominant players and impose conduct limitations and other restrictions.

In addition, the “fifth antimonopoly package” developed by FAS is currently under consideration, which would introduce amendments to the existing antimonopoly legislation with regard to digital markets and IP. The new legislation aims to facilitate the review of cases in this sphere. In particular, the document specifies new triggers for determining the dominant position of a digital transactional platform. Therefore, this legislation, if adopted, may have a far-reaching impact on our business, which is difficult to estimate at the present time.

Taxation Regulation

Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not fully developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and could potentially interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code’s provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change. See “Risk Factors — Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

Consumer Protection Legislation

Recent amendments to Russian consumer protection legislation impose duties on aggregators of information about goods and services. These norms are applicable to some of our and Yandex.Market’s services and the failure to comply with such norms could lead to liability.

In addition, amendments to the Russian law on protection of consumers set out requirements for pre-installation of local Russian applications on mobile devices, laptop and desktop computers, and smart TV sets applicable as of April 1, 2021. The list of apps for pre-installation includes search, browser, maps, social networks, cloud storage and some others. The requirement is to be expanded as of July 1, 2021 to include default search in browsers. The exact implementation of the pre-installation requirements is still under discussion and may not have significant near-term impact on our operations.

Also, the draft law "On unacceptable contract terms that infringe on the rights of consumers" developed by Rospotrebnadzor provides for a wide list of contract terms that are prohibited from including in a contract with consumers not only for merchants, but also for aggregators of information about goods and services. There is civil and administrative liability in the event of non-compliance with the requirements.The wording used in the draft law is vague and generalized, which can lead to legal uncertainty and negatively affect the company's services that interact with consumers (and may result in liability for violation of such law).

Securities Regulation

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market and in June 2014 were admitted to trading on Moscow Exchange; therefore, we are required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

Regulation of Self-Driving cars

Our Self-Driving Group is subject to extensive and evolving regulation with respect to this new technology and operating model. In particular, current and emerging regulations govern the ability to test autonomous vehicles on public roads, which is an important stage in the introduction of autonomous technology to the transportation infrastructure and the development of driverless taxi services.

Autonomous vehicles are allowed on public roads in Russia in a test mode under Decree of the Government of the Russian Federation of November 26, 2018 No. 1415 (the “Decree”). Such testing is subject to the following restrictions: presence of a driver behind the wheel; limitations to certain territories, currently including Moscow, Saint-Petersburg and the Republic of Tatarstan; and a prohibition on the commercial testing of self-driving cars. Such restrictions complicate the development of autonomous driving systems.

A law on experimental legal regimes in the field of digital innovations was recently enacted in the Russian Federation. This law aims to ease the legal regulation applicable to developers of digital innovations in seeking formal approval for innovative solution applications, including self-driving cars. There are also discussions underway regarding the bill of amendment to the current legal regulation which impedes such formal approval of digital innovations, which would formally introduce a regime for experimental technologies

Regulations of Other Business Units; Other Jurisdictions

A number of our business units, including in particular Taxi, operate in sectors that are subject to extensive governmental scrutiny and rapidly evolving regulatory requirements, both in Russia and in other jurisdictions in which we operate or may begin operating. We continuously monitor such regulatory developments and actively participate where appropriate in the development of the regulatory frameworks for these emerging businesses and operating models.

In addition, because many of our services are accessible worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

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

Overview

We are one of the largest European internet companies and the leading search provider in Russia. Our principal constituencies are:

●	Users. We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect, arrange transportation, access entertainment and shop over the internet.
●	Advertisers. Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective online advertising. With Yandex.Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics.
●	Yandex Advertising Network partners. We have relationships with a large number of third-party websites, which we refer to as the Yandex Advertising Network. In addition to serving ads on our own websites, we also serve ads on our network partners’ websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then.

Online advertising revenues accounted for 80.4%, 69.4% and 57.9% of our total revenues in 2018, 2019 and 2020, respectively. Our online advertising revenues consist of fees charged to advertisers for serving online ads on our websites and those of our partners in the Yandex Advertising Network. Our advertising clients place a significant majority of their performance based ads through Yandex.Direct. We sell approximately half of performance-based ads on a prepaid basis. Our Yandex.Direct advertisers pay us on a cost per click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers’ ads. Our brand advertising is generally sold on a cost per thousand (CPM) impressions basis. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. We recognize our online advertising revenues net of value added tax and sales commissions and bonuses. Although the majority of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising is sold through media agencies. We recognize revenues from those advertising sales net of the commissions and bonuses paid to these agencies.

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No individual advertiser accounted for more than 1.1% of our total revenues in 2018, 2019 or 2020. On a geographical basis, we generated more than 92% of our total revenues in each of 2018, 2019 and 2020 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational corporations.

We serve ads both on our own websites and on the websites of our partners in the Yandex Advertising Network. For performance-based ads served on the websites of our partners in the Yandex Advertising Network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their performance-based ads or, for those advertisers paying for brand ads on a CPM basis, as their ads are displayed. We pay our partners in the Yandex Advertising Network fees for serving our advertisers’ ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex Advertising Network are calculated as a percentage of the revenues we earn by serving ads on partners’ websites. We account for the fees we pay to our partners in the Yandex Advertising Network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex Advertising Network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the revenues we have earned from serving ads on the Yandex Advertising Network and we expect them to continue to do so in the foreseeable future. Yandex Advertising Network partners do not pay us any fees associated with our serving ads on their websites.

Our agreements with our partners in the Yandex Advertising Network generally have an indefinite term and may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex Advertising Network are individually negotiated and vary in duration but typically renew automatically. In 2018, 2019 and 2020, none of our advertising network partners accounted for more than 4% of our total revenues. In 2020, Avito and Mail.ru Group continued to be our most significant advertising network partners.

We believe the most significant factors that influence our ability to continue to increase our online advertising revenues include the following:

●	the level of internet penetration and usage in Russia and the other markets in which we operate;
●	the absolute and relative level of traffic on our own websites and those of our partners in the Yandex Advertising Network;
●	the relevance, objectivity and quality of our search results and the quality of our other services and of the Yandex Advertising Network;
●	our search market share, including on mobile devices, with a larger market share allowing us to better monetize our users’ search activity and attract and retain advertisers, as well as partners in our Yandex Advertising Network;
●	the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium-size businesses;

●	our ability to effectively monetize traffic generated by our websites and those of the Yandex Advertising Network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers; and
●	our ability to effectively monetize mobile search where the number of search queries is growing more quickly than on desktops.

Segments

During 2020, we revised our organizational structure, separating several focus areas into product lines. As a result, our businesses are now organized in the following operating segments:

●	Search and Portal, which includes Search, Mail 360, Weather, News, Uslugi, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan, as well as our Devices business (Internet of Things);
●	Taxi, including our ride-hailing business (which consists of Yandex.Taxi in Russia and 16 other countries across CIS and EMEA by the end of 2020, and Uber in Russia and CIS) for both B2C and B2B, Logistics, FoodTech businesses (including Yandex.Eats, our ready-to-eat and grocery delivery service, and Yandex.Lavka, our hyperlocal convenience store delivery service) and Yandex.Drive, our car-sharing business;
●	Yandex.Market, including our price comparison service, e-commerce marketplace and several small experiments;
●	Classifieds, including Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds;
●	Media Services, including our subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex.Afisha and our production center Yandex.Studio and
●	Other Bets and Experiments, including Zen, Geolocation Services (“Geo”), Yandex.Cloud, Yandex.Education, Edadeal, Yandex Self-Driving Group (“Yandex SDG”) and Investments.

Key Trends Impacting Our Results of Operations

Our operational and financial results depend, among other factors, on macroeconomic situation in Russia and other markets where we operate, including GDP growth and inflation rates, currency dynamic and trends in consumption and real disposable income. COVID-19 pandemic had an adverse effect on the economic growth (globally and in Russia) in 2020, as well as on the performance of different parts of our business. In addition to the impact of the current macroeconomic environment, the trends described below are key drivers of our results of operations.

Our business and revenues have grown rapidly since inception, driven in recent years by the increasing diversification of our operations and the growing impact of busineses such as ride-hailing, FoodTech, E-commerce, Media Services and others. After the significant increase in 2018 and 2019, our revenue growth rate has slowed down in 2020 as a result of the COVID-19 pandemic. We expect the solid revenue growth to continue in the next periods supported by continuing investments across our businesses.

We expect that our performance-based advertising revenue will recover in 2021 and believe that our focus on product developing and improving ad technologies will allow us to grow our ad revenues in 2021 at least in line with the digital ad market in Russia, which we expect to grow by the mid-teens percentages. Beyond 2021 the growth rates of our ad revenue may begin to slowdown and then will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, particularly on mobile devices, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

Assuming no further escalation of the coronavirus pandemic and gradual improvement of the situation from the second quarter of the year, we expect our total group revenues to be between 305 and 320 billion rubles for the full year 2021. The growth will be primarily driven by the acceleration of revenue growth across our E-commerce businesses (Yandex.Market, Lavka and grocery delivery within Yandex.Eats), as well as a recovery in Search and Portal and Taxi segments.

Our operating margins of our Search and Portal business, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our online advertising revenues that we derive from the Yandex Advertising Network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex Advertising Network is significantly lower than the operating margin generated from our own websites. The percentage of our online advertising revenues derived from the Yandex Advertising Network decreased from 23.4% in 2018 to 20.8% in 2019 and to 16.8% in 2020.

Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile devices, including smartphones and tablets, is growing more quickly than desktop queries. Queries from mobile devices represented 60.5% of our total search queries and 53.3% of our search revenues in the fourth quarter of 2020. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins; however, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future.

Another factor, that affects the operating margin of Search and Portal, is our Internet of Things business, represented by production and sales of Yandex.Stations and other devices, as we recognize revenues and cost of revenues in this segment on a gross basis.

Our consolidated operating margin has been decreasing in the recent periods on the back of growing investments into our non-advertising businesses such as Yandex.Market, FoodTech and Media Services as well as continuing research and development of self-driving cars and a number of other initiatives. At the same time, Ride-Hailing and Classifieds businesses have significantly improved their profitability and delivered solid margins in 2020, which has partially offset the impact from changing business mix and our investments into new initiatives.

Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures decreased from RUB 28,323 million in 2018 to RUB 20,543 million in 2019, with an increase to RUB 24,551 million in 2020. We spent approximately 66% of our total capital expenditures in 2020 on servers and data center expansion to support growth in our operations. Our depreciation and amortization expense decreased as a percentage of revenues from 9.5% in 2018 to 8.4% in 2019, and to 8.1% in 2020. We currently expect our capital expenditures to decrease as a percentage of revenues from 10.4% in 2020 to approximately 9% in 2021, excluding the effect of our new headquarters construction. However, if we decide to undertake any new capital projects, our capital expenditures may increase as a percentage of our revenues in 2021.

To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2018, 2019 and 2020 on advertising and marketing than we have spent historically, in absolute terms. A significant portion of our advertising and marketing expense in 2019 and 2020 relates to our efforts to promote our Yandex.Taxi and our Search services as well as Media Services, Yandex.Market and Classifieds, and to support our brand in Russia and the other markets in which we operate. We expect to continue to invest in advertising and marketing. We currently expect our overall advertising and marketing costs in 2021 to remain roughly stable as a percentage of revenues in comparison to 2020 due to continuing investment to promote our services. This spending will not significantly impact our operating margin. The COVID-19 pandemic has put pressure on our core advertising and ride-hailing businesses, while at the same time creating a number of new opportunities that we believe further strengthen the company’s long-term potential. Our immediate focus on cost optimization and improving operational efficiency after the start of the lockdown has enabled us to mitigate the negative impact of the pandemic on our financial performance.

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

For ride-hailing business we generate higher revenues in the second half of the year, particularly, in the fourth quarter, in part due to holiday demand and a pick up in general economic activity. Lower revenues are generated in the first half of the year, particularly, in the second quarter, mainly due to increased investments in driver supply, as we compete with other sectors that ramp up hiring activities in the spring (i.e., the construction sector).

For FoodTech business we expect to experience seasonal increases in our revenues in the first and fourth quarters, although the high growth rates have so far masked seasonal fluctuations. In 2020 we experienced less seasonality as a result of the COVID-19 pandemic and related restrictions, which accelerated the growth of the food and grocery delivery verticals.

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased to 4.3% in 2018 and decreased to 3% in 2019, respectively, and increased to 4.9% in 2020. We can provide no assurance that the annual rate of inflation will not increase significantly in 2021. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble denominated assets, such as cash and cash equivalents.

Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Recent Acquisitions

Uber

In February 2018, we and Uber International C.V. ( “Uber”), a subsidiary of Uber Technologies Inc., completed the combination of Yandex.Taxi Holding B.V. with several Uber legal entities into MLU B.V., a Dutch private limited liability company. We and Uber each contributed our legal entities operating our ride-hailing and food delivery businesses in Russia, Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan and Moldova and $100.0 million (RUB 5,722 million as of the date of acquisition) and $225.0 million (RUB 12,874 million as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination. A further description of the acquisition and its accounting implications can be found in Note 3 of our audited consolidated financial statements included elsewhere in this Annual Report.

Edadeal

In October 2018, we completed the acquisition of 90% in Edadeal LLC and its subsidiary (“Edadeal”), a daily deal and coupon aggregator, which is used to find deals at grocery stores, thus increasing our ownership from 10% to 100%. Cash consideration totaled RUB 233 million.

Other Acquisitions in 2018

During the year ended December 31, 2018, we completed other acquisitions for total consideration of approximately RUB 751 million.

TheQuestion

In March 2019, we completed the acquisition of assets and assumed liabilities of Znanie Company Limited (Cyprus) and its two subsidiaries, Znanie Development Company Limited (Cyprus) and Znanie LLC (Russia) (“TheQuestion”). TheQuestion is an internet-based question-and-answer social network. The primary purpose of the acquisition of TheQuestion was to enlarge the database of answers to specific search queries and to enhance the quality of search results provided by Yandex’s Search portal. The fair value of consideration transferred totaled RUB 384 million, including cash consideration of RUB 351 million and deferred consideration of RUB 33 million. The deferred consideration arrangement requires us to pay the additional cash consideration to the sellers within a four-year period. No additional consideration has been paid to date.

Yandex.Market

On April 27, 2018, we and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000 million. Following that transaction, we and Sberbank each held an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management via an equity incentive pool. We retained a noncontrolling interest and significant influence over Yandex.Market's business.

On June 23, 2020, we and Sberbank entered into a binding agreement to reorganize our joint ventures, Yandex.Market and Yandex.Money. On July 23, 2020, we completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) for RUB 42,000 million and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money for approximately RUB 2,420 million. We paid net cash consideration of RUB 39,580 million. The acquisition is accounted for as a step-acquisition under business combination rules.

A further description of the joint venture formation, the acquisition and their accounting implications can be found in Note 3 of our audited consolidated financial statements included elsewhere in this Annual Report.

Other Acquisitions in 2020

During the year ended December 31, 2020, we completed other acquisitions for a total consideration of approximately RUB 529 million.

A further description of the acquisitions and their accounting implications can be found in Note 3 of our audited consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	28.1	31.8	39.3
Product development	17.7	16.7	16.7
Sales, general and administrative	28.4	28.6	28.5
Depreciation and amortization	9.5	8.4	8.1
Goodwill impairment	—	0.4	—
Total operating costs and expenses	83.7	85.9	92.6
Income from operations	16.3	14.1	7.4
Interest income	2.6	1.9	1.8
Interest expense	(0.6)	(0.1)	(1.1)
Effect of deconsolidation/consolidation of Yandex.Market	22.1	—	8.8
Loss from equity method investments	(0.2)	(2.2)	(1.0)
Other income/(loss), net	0.9	(0.7)	1.1
Income before income taxes	41.1	13.0	17.0
Provision for income taxes	6.4	6.6	5.9
Net income	34.7%	6.4%	11.1%

Our consolidated income from operations as a percentage of total revenues decreased from 16.3% in 2018 to 14.1% in 2019, and to 7.4% in 2020. The lower margin in 2020 compared with 2019 was primarily due to an increase as a percentage of our total revenues of costs related to our low-margin segments and experiments, as well as due to the effect of Yandex.Market consolidation. The lower margin in 2019 compared with 2018 was primarily due to an increase as a percentage of our total revenues of costs related to our experiments and low-margin segments, as well as costs related to Yandex.Drive and Media Services, which were partially offset by a decrease as a percentage of our total revenues in depreciation and amortization expenses.

We expect the increasing contribution of our lower margin segments as a percentage of total revenues to weigh on our group operating margin in the near-term.

The following table presents our historical results of operations by reportable segment for the periods indicated:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB)
Revenues
Search and Portal	100,956	121,547	124,321
Taxi	20,692	45,587	67,955
Yandex.Market	1,697	—	13,867
Classifieds	3,717	5,390	5,778
Media Services	1,909	3,867	7,807
Other Bets and Experiments	4,221	7,877	11,851
Eliminations	(5,535)	(8,877)	(13,235)
Total revenues	127,657	175,391	218,344
Adjusted operating costs and expenses
Search and Portal	62,381	75,671	76,989
Taxi	25,542	46,149	65,561
Yandex.Market	1,970	—	18,293
Classifieds	3,922	5,093	4,715
Media Services	2,754	6,126	11,652
Other Bets and Experiments	8,178	13,814	20,339
Eliminations	(5,535)	(8,877)	(13,204)
Total adjusted operating costs and expenses	99,212	137,976	184,345
Adjusted operating income/(loss)
Search and Portal	38,575	45,876	47,332
Taxi	(4,850)	(562)	2,394
Yandex.Market	(273)	—	(4,426)
Classifieds	(205)	297	1,063
Media Services	(845)	(2,259)	(3,845)
Other Bets and Experiments	(3,957)	(5,937)	(8,488)
Eliminations	—	—	(31)
Total adjusted operating income	28,445	37,415	33,999

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising, brand royalties and server costs. Adjusted operating costs and expenses of reportable segments exclude share-based compensation expense, amortization of acquisition-related intangible assets, goodwill impairment and compensation expense related to contingent consideration, as well as one-off restructuring costs.

For the reconciliation between total adjusted operating income and net income see Note 17 — “Information about segments, revenues & geographic areas” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2018		2019		2020
	RUB	% of revenues	RUB	% of revenues	RUB	% of revenues

	(in millions of RUB, except percentages)
Online advertising revenues(1):
Yandex websites	78,696	61.6%	96,466	55.0%	105,163	48.2%
Yandex Advertising Network websites	24,041	18.9	25,272	14.4	21,287	9.7
Total online advertising revenues	102,737	80.5	121,738	69.4	126,450	57.9
Revenues related to Taxi segment, excluding sales of goods	20,564	16.1	44,636	25.4	57,516	26.3
Revenues related to sales of goods	417	0.3	2,145	1.2	20,145	9.2
Other revenues	3,939	3.1	6,872	4.0	14,233	6.6
Total revenues	127,657	100.0%	175,391	100.0%	218,344	100.0%
(1)	We record revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on our own websites and on those of our partners in the Yandex Advertising Network separately, we have allocated commissions, bonuses and discounts between our own websites and those of our partners in the Yandex Advertising Network proportionally to their respective revenue contributions.

Total online advertising revenues increased by RUB 4,712 million, or 3.9%, from 2019 to 2020 and by RUB 19,001 million, or 18.5%, from 2018 to 2019. Our total online advertising revenues excluding Yandex.Market increased by RUB 339 million, or 0.3%, from RUB 121,738 million in 2019 to RUB 122,077 million in 2020, and increased by RUB 20,606 million, or 20.4%, from RUB 101,132 million in 2018 to RUB 121,738 million in 2019. Online advertising revenue growth over the periods under review resulted primarily from growth in sales of performance based online ads, driven by an increase in the number of paid clicks. We currently expect the rate of online advertising revenues growth in 2021 to be higher than in 2020, reflecting the adverse impact of the COVID-19 pandemic in 2020 and the anticipated recovery in 2021.

Paid clicks on our own websites together with those of our Yandex Advertising Network partners increased 20% from 2019 to 2020 and 17% from 2018 to 2019. The average cost per click on our own websites together with those of our partners in the Yandex Advertising Network decreased 13% from 2019 to 2020, and increased 1% from 2018 to 2019. Excluding Yandex.Market, paid clicks on our own websites together with those of our Yandex Advertising Network partners increased 21% from 2018 to 2019 and 15% from 2019 to 2020. Excluding Yandex.Market, the average cost per click on our own websites together with those of our partners in the Yandex Advertising Network remained flat from 2018 to 2019, and decreased 12% from 2019 to 2020.

During the periods under review, the year-over-year rates of change in paid clicks and average cost-per-click on a quarterly basis were as follows:

	Year-over-year	Year-over-year
	growth in paid	growth in
Quarter	clicks, %	cost-per-click, %
First Quarter 2018	7	8
Second Quarter 2018	10	6
Third Quarter 2018	13	5
Fourth Quarter 2018	10	7
First Quarter 2019	11	7
Second Quarter 2019	17	2
Third Quarter 2019	22	(2)
Fourth Quarter 2019	20	(3)
First Quarter 2020	23	(9)
Second Quarter 2020	22	(30)
Third Quarter 2020	22	(13)
Fourth Quarter 2020	14	(2)

The rate of change in paid clicks and average cost-per-click, and their correlation with the rate of increase in our revenues may fluctuate from period to period based on factors such as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

Revenues of Taxi segment, excluding sales of goods. Revenues related to the Taxi segment, excluding sales of goods mainly represent revenues from our Ride-hailing and FoodTech businesses as well as Yandex.Drive. Ride-hailing revenues mainly represent commissions for providing ride-hailing services related to our Yandex.Taxi and Uber services. For ride-hailing services provided to individual transportation services users, we are not a principal and report only Yandex.Taxi’s commission fees as revenue. For services provided to corporate transportation services clients we act as the principal and revenue and related costs are recorded gross. FoodTech revenues, excluding sales of goods, include revenues of Yandex.Eats (where we act as an agent for restaurants and grocery stores) and other FoodTech revenue streams. The increase of revenues related to the Taxi segment, excluding sales of goods in 2020 was attributed to the growth of ride-hailing businesses, our corporate Taxi business and to the growth of our FoodTech businesses, driven by the strong performance of Yandex.Eats business, particularly as a result of the COVID-19 pandemic. The increase of revenues of the Taxi segment, excluding sales of goods in 2019 are due to robust growth in the number of rides across our territories driven by aggressive investments in our existing markets as well as in geographical expansion and the effect of the business combination with Uber. We consider the number of rides to be a key performance indicator for our Taxi segment. We define rides as the number of rides completed by the service users (riders) in a given period. Management uses this metric to assess the scale and frequency of usage of our platform and believes that it is the most useful metric for investors to measure the scale and usage of our platform. The number of rides for the years ended December 31, 2018, 2019 and 2020 comprised 0.9 billion rides, 1.4 billion rides and 1.6 billion rides, respectively.

Revenues related to sales of goods. Revenues related to sales of goods principally represent our revenue from Yandex.Market, revenues from our FoodTech businesses (specifically, Yandex.Lavka, where we use first-party (1P) business model and act as a direct retailer) and from our initiatives related to IoT (Internet of Things). Revenues related to sales of goods increased significantly by RUB 18,000 million from 2019 to 2020 and by RUB 1,728 million from 2018 to 2019. The growth was primarily due to our FoodTech businesses, driven by our hyperlocal grocery delivery service, Yandex.Lavka, and consolidation of Yandex.Market, as well as increasing sales of IoT devices.

Other revenues. Other revenues principally represent our revenues from Media Services subscription model, from Marketplace third-party sales, from Search and Portal’s Yandex.Disk and Travel Services, from Yandex.Cloud and Geolocation Services. Other revenues increased by RUB 7,361 million, or 107.1%, from 2019 to 2020 and by RUB 2,933 million, or 74.5%, from 2018 to 2019. Other revenues excluding revenues of Yandex.Market increased by 83% from 2019 to 2020 and increased by 74% from 2018 to 2019.

Revenues by reportable segment. Our revenues attributable to the Search and Portal segment increased by RUB 2,774 million, or 2.3%, from 2019 to 2020 and by RUB 20,591 million, or 20.4%, from 2018 to 2019. The growth in this segment’s revenues is in line with the growth in our overall online advertising revenues. Search and Portal revenues accounted for approximately 56.9% of total revenues in 2020, compared with 69.3% in 2019 and 79.1% in 2018.

Our revenues attributable to the Taxi segment increased by RUB 22,368 million, or 49.1%, from 2019 to 2020 and by RUB 24,895 million, or 120.3%, from 2018 to 2019. Taxi revenues accounted for approximately 31.1% of total revenues in 2020, compared with 26.0% in 2019 and 16.2% in 2018. The increase of this segment’s share of total revenues in 2019 and 2020 is primarily due to the growth of our ride-hailing business driven by an increase in the number of rides and solid performance of our corporate Taxi business, which we recognize on a gross basis, as well as significant growing contribution of our FoodTech businesses.

Our revenues attributable to the Yandex.Market segment amounted to RUB 13,867 million, nil and RUB 1,697 million in 2020, 2019 and 2018, respectively, and accounted for approximately 6.4%, none and 1.3% of total revenues in 2020, 2019 and 2018, respectively.

Our revenues attributable to the Classifieds segment increased by RUB 388 million, or 7.2%, from 2019 to 2020 and by RUB 1,673 million, or 45.0%, from 2018 to 2019. Classifieds revenues accounted for approximately 2.6% of total revenues in 2020, compared with 3.1% in 2019 and 2.9% in 2018. The decrease of this segment’s share of total revenues in 2020 compared to 2019 is primarily due to the impact of COVID-19 (including the closure of auto dealerships on the back of the strict lockdown regime due to the COVID-19 pandemic, and a slowdown in real estate demand as well as СOVID-related supply chain disruptions leading to stock shortages at car dealerships). The increase of this segment’s share of total revenues in 2019 compared to 2018 is primarily due to rapid growth in its mature markets as well as in the regions, supported by our increased marketing spend in Classifieds in 2018 and 2019.

Our revenues attributable to the Media Services segment increased by RUB 3,940 million, or 101.9%, from 2019 to 2020 and by RUB 1,958 million, or 102.6%, from 2018 to 2019. Media Services revenues accounted for approximately 3.6% of total revenues in 2020, compared with 2.2% in 2019 and 1.5% in 2018. The increase of this segment’s share of total revenues in 2019 and 2020 is primarily due to the growth in the number of Yandex Plus subscribers, partially supported by COVID-19 lockdowns in 2020.

Our revenues attributable to the Other Bets and Experiments category increased by RUB 3,974 million, or 50.5%, from 2019 to 2020 and by RUB 3,656 million, or 86.6%, from 2018 to 2019. Other Bets and Experiments revenues were primarily related to Zen and Geolocation Services and increased to approximately 5.4% of total revenues in 2020, compared with 4.5% in 2019 and 3.3% in 2018.

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

Cost of revenues. Cost of revenues consists primarily of traffic acquisition costs, the costs related to the Taxi segment, excluding cost of goods sold, cost of devices and other goods sold and other cost of revenues.

Traffic acquisition costs are the amounts paid to our partners in the Yandex Advertising Network for serving our online ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of installations of Yandex Browser or search apps.

We pay fees to our distribution partners on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Since 2012 and until 2019 Opera was our largest distribution partner. In 2020 its share was 11% of our total distribution costs down from 18% in both 2019 and 2018. Opera was gradually replaced by original equipment manufacturers Samsung and Xiaomi with their shares in our total distribution costs of 28%, 22% and 16% and 11%, 7% and 4% in 2020, 2019 and 2018, respectively.

Cost of revenues related to the Taxi segment, excluding cost of goods sold primarily consists of the cost of corporate taxi services paid to taxi partners for providing services to corporate clients and various outsourced services associated with direct operations (for example, dispatch control, call center services, testing of software security, and logistics costs for the food delivery business), as well as cost related to Yandex.Drive (consisting of costs of leasing cars, gasoline costs and outsourced services such as insurance, maintenance and other services).

Cost of devices and other goods sold (COGS) primarily consist of the costs of Yandex.Market and our FoodTech service Yandex.Lavka, as well as cost of devices sold.

Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, share-based compensation expense, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex Advertising Network	14,785	15,518	12,856
Traffic acquisition costs related to distribution partners	5,713	7,622	7,090
Total traffic acquisition costs	20,498	23,140	19,946
as a percentage of revenues	16.1%	13.2%	9.1%
Costs related to Taxi segment, excluding cost of goods sold:	7,692	20,113	29,014
as a percentage of revenues	6.0%	11.5%	13.3%
Cost of devices and other goods sold	1,019	2,215	17,586
as a percentage of revenues	0.8%	1.3%	8.1%
Other cost of revenues	6,684	10,320	19,188
as a percentage of revenues	5.2%	6.8%	13.8%
Total cost of revenues	35,893	55,788	85,734
as a percentage of revenues	28.1%	31.8%	39.3%

Cost of revenues increased by RUB 29,946 million, or 53.7%, from 2019 to 2020, primarily due to a RUB 15,371 million increase in cost of devices and other goods sold, as well as due to a RUB 8,901 million increase in Taxi segment costs, excluding cost of goods sold (principally for costs of logistics service and the increase of costs related to our corporate Taxi business), to a RUB 8,868 increase in other cost of revenues, and decreased by RUB 3,194 million in traffic acquisition costs.

Cost of revenues increased by RUB 19,895 million, or 55.4%, from 2018 to 2019, primarily due to a RUB 12,421 million increase in Taxi segment costs, excluding cost of goods sold (principally for car leases attributable to our car-sharing business and cost of corporate Taxi services), as well as due to a RUB 2,642 million increase in traffic acquisition costs, to a RUB 3,636 million increase in other cost of revenue and to a RUB 1,196 million increase in cost of devices and other goods sold.

The majority of our traffic acquisition costs relate to the Yandex Advertising Network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex Advertising Network represents our partners’ share in the amount of Yandex Advertising Network revenue for the period. These costs decreased by RUB 2,662 million from 2019 to 2020 and increased by RUB 733 million from 2018 to 2019 following the decrease and increase of related revenue. Yandex Advertising Network revenue decreased by RUB 3,985 million from 2019 to 2020 primarily due to the adverse effect of COVID-19 on advertisers’ activity in the partner network, as well as due to the decrease of advertising inventory from some of our partners and increased by RUB 1,231 million from 2018 to 2019. Our network partner traffic acquisition costs as a percentage of network partner revenues decreased to 60.4% in 2020 compared with 61.4% in 2019 and 61.5% in 2018. In addition, the amounts paid to our distribution partners decreased by RUB 532 million from 2019 to 2020 due to optimization of distribution TAC rates. The amounts paid to our distribution partners increased by RUB 1,909 million from 2018 to 2019 due to growth in our existing distribution relationships, as well as the additions of new distribution partners. As a percentage of total revenues, traffic acquisition costs decreased from 16.1% in 2018 to 13.2% in 2019 and to 9.1% in 2020, as a result of lower rate of partner revenue growth.

Costs related to the Taxi segment, excluding cost of goods sold increased by RUB 8,901 million, or 44.3%, from 2019 to 2020, and by RUB 12,421 million, or 161.5%, from 2018 to 2019, primarily due to the expansion of our corporate ride-hailing business, where revenues and related costs are recorded on a gross basis, and costs of Yandex.Eats’ logistics services.

Cost of devices and other goods sold increased by RUB 15,371 million, from 2019 to 2020, primarily driven by consolidation of Yandex.Market in the amount of RUB 7,141 million. Cost of devices and other goods sold excluding those related to Yandex.Market increased by RUB 8,230 million from 2019 to 2020 due to COGS in Yandex.Lavka, as well as our IoT initiatives. Cost of devices and other goods sold increased by RUB 1,196 million, or 117.4% %, from 2018 to 2019 due to costs of sales of our IoT devices.

Other cost of revenues increased by RUB 8,868 million, or 85.9%, from 2019 to 2020, primarily driven by consolidation of Yandex.Market in the amount of RUB 4,005 million. Cost of revenues excluding those related to Yandex.Market increased by RUB 4,863 million from 2019 to 2020 as a result of our investments in content within Media Services and Search and Portal. Other cost of revenues increased by RUB 3,636 million, or 54.4%, from 2018 to 2019, due to increase of expenses in our Media Services business.

We anticipate that cost of revenues will continue to increase in absolute terms primarily as a result of increases in the direct expenses of the Taxi and Yandex.Market segments, IoT devices production and logistics costs, as well as content and data center costs, and will continue to increase as a percentage of revenues in the near term.

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

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Product development expenses	22,579	29,209	36,339
as a percentage of revenues	17.7%	16.7%	16.7%

Product development expenses increased by RUB 7,130 million, or 24.4%, from 2019 to 2020, and by RUB 6,630 million, or 29.4%, from 2018 to 2019. These increases were primarily due to increases in headcount and salaries in 2020 and 2019, as well as increases in share-based compensation expense. Development personnel headcount increased from 4,582 as of December 31, 2018 to 5,784 as of December 31, 2019, and to 6,459 as of December 31, 2020. As a percentage of revenues, product development expenses remained flat from 2019 to 2020, and decreased by 1 percentage point from 2018 to 2019.

We anticipate that product development expenses will increase in absolute terms but will not change materially as a percentage of revenues in 2021.

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

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	36,206	50,155	62,335
as a percentage of revenues	28.4%	28.6%	28.5%

Sales, general and administrative expenses increased by RUB 12,180 million, or 24.3%, from 2019 to 2020 and by RUB 13,949 million, or 38.5%, from 2018 to 2019. The increase in 2020 compared to 2019 was primarily due to an increase in personnel expenses of RUB 4,633 million which resulted from headcount and salary increases in 2019 and 2020. Personnel expenses increased by RUB 3,727 million in 2019 compared to 2018, as a result of a headcount and salary increases.

Additional factors contributing to the overall increase from 2019 to 2020 were increases in share-based compensation expense of RUB 2,795 million, RUB 1,608 million in office rent and utilities expenses due to additional rent agreements, RUB 1,421 million in bank and payment systems commissions mainly related to Yandex.Taxi, and RUB 1,384 million in advertising and marketing expenses mainly related to the consolidation of Yandex.Market.

Additional factors contributing to the overall increase from 2018 to 2019 were increases in advertising and marketing expenses, mainly in Russia, of RUB 2,977 million, RUB 1,627 million in bank and payment systems commissions mainly related to Yandex.Taxi, RUB 1,625 million in other professional and outsourced services, RUB 1,346 million in share-based compensation expense, RUB 737 million in recruiting and training services and business travel expenses, RUB 557 million in office rent and utilities expenses due to additional rent agreements, and RUB 427 million in office expenses.

We anticipate that our sales, general and administrative expenses in 2021 will continue to increase in absolute terms in comparison to 2020, as we continue to invest in the promotion of our products and services.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	12,137	14,777	17,687
as a percentage of revenues	9.5%	8.4%	8.1%

Depreciation and amortization expense increased by RUB 2,910 million, or 19.7%, from 2019 to 2020 and by RUB 2,640 million, or 21.8%, from 2018 to 2019. The increases from 2019 to 2020 and from 2018 to 2019 were primarily due to: amortization expense related to technologies and licenses in the amount of RUB 1,212 million (which was mainly related to Yandex.Market consolidation) and RUB 309 million, respectively; depreciation expense related to server and network equipment and infrastructure systems in the amount of RUB 1,008 million and RUB 1,253 million, respectively; depreciation expense related to office furniture and equipment in the amount of RUB 224 million and RUB 367 million, respectively; and depreciation expense related to Yandex.Drive’s car-sharing fleet in the amount of RUB 120 million and RUB 393 million, respectively.

We have both operating and finance leases in Yandex.Drive. According to the ASC 842 rules, we divide lease payments under finance leases into the interest and amortization components and recognize the latter under D&A expense. In addition, we depreciate the cost of certain equipment that we install in Yandex.Drive’s cars, such as infotainment systems and telematics. We anticipate that depreciation and amortization expense will increase in absolute terms as we continue to invest in our technology infrastructure and in business acquisitions. Any depreciation of the Russian ruble may also result in a material increase in our capital expenditures and respective depreciation and amortization.

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

The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Share‑based compensation expense	6,552	9,855	15,728
as a percentage of revenues	5.1%	5.6%	7.2%

Share-based compensation expense increased by RUB 5,873 million, or 59.6%, from 2019 to 2020. The growth was primarily related to the exchange of subsidiary-level equity awards previously granted by Yandex.Market and MLU B.V. for new Yandex N.V. restricted share units (RSUs). We accounted for the exchange as a modification resulting in additional cost recognized in Q3 and Q4 2020. In addition, the increase reflected new equity-based grants made in 2019-2020, as well as material appreciation of the U.S. dollar against the ruble.

Share-based compensation expense increased by RUB 3,303 million, or 50.4%, from 2018 to 2019, because of new equity-based awards to new and existing employees granted in 2018 and 2019.

The share-based compensation expense for 2019 and 2020 includes RUB 421 million and RUB 895 million, respectively, related to Business Unit Equity Awards as described in Note 16 to our consolidated financial statements.

We anticipate that share-based compensation expense will increase in absolute terms in the near term because of new equity-based awards to new and existing employees.

Goodwill impairment. The goodwill impairment recorded in 2019 in the amount of RUB 762 million relates to Food Party and was a result of our annual goodwill impairment test. The impairment is the full amount of goodwill recognized at the Food Party acquisition date and allocated to the Taxi segment. The goodwill impairment is the result of the absence of expected synergies from the integration of the Food Party business model with the existing operations of our other businesses or technologies, resulting in a change of business model of Food Party. No goodwill impairment was recognized in 2020.

Adjusted operating costs and expenses by reportable segments. Our adjusted operating costs and expenses attributable to the Search and Portal segment increased by RUB 1,318 million, or 1.7%, from 2019 to 2020 and by RUB 13,290 million, or 21.3%, from 2018 to 2019. The primary factor contributing to the overall increase in 2020 was cost of revenues mainly due to the increase in the volume of devices sales, marketing expenses due to Yandex Plus promotion, as well as depreciation and amortization expense increases, partly offset by the decrease in traffic acquisition costs and office rent and utilities. The increase in 2019 was primarily due to higher personnel expenses and office rent, utilities and traffic acquisition costs, as well as other costs of revenues mainly related to devices and depreciation and amortization expense.

Our adjusted operating costs and expenses attributable to the Taxi segment increased by RUB 19,412 million, or 42.1%, from 2019 to 2020 and by RUB 20,607 million, or 80.7%, from 2018 to 2019. The primary factor contributing to the overall increase both in 2020 and 2019 was the growth of our corporate ride-hailing business (with growth in expenses in line with the revenue growth), as well as investments in rapidly growing FoodTech businesses and investments in the development of our Logistics services. The other factors are increases in personnel expenses and office rent and utilities, resulting from growth in headcount over the periods as we continue to invest in the development of the service. Additional factor contributing to the overall increase from 2018 to 2019 was growth of our car-sharing business (with corresponding growth in revenue).

Our adjusted operating costs and expenses attributable to the Yandex.Market segment increased by RUB 18,293 million, or 100.0%, from 2019 to 2020 and decreased by RUB 1,970 million, or 100.0%, from 2018 to 2019. The decrease in 2019 and the increase in 2020 were mainly due to the deconsolidation of Yandex.Market in April 2018 and its consolidation in July 2020.

Our adjusted operating costs and expenses attributable to the Classifieds segment decreased by RUB 378 million, or 7.4%, from 2019 to 2020 and increased by RUB 1,171 million, or 29.9%, from 2018 to 2019. The primary factor contributing to the overall decrease in 2020 was the reduction in advertising and marketing expenses due to COVID-19, partly offset by the growth in personnel costs due to headcount increases. The increase in 2019 was primarily due to increases in advertising and marketing expenses as we continued to invest in the development of the service.

Our adjusted operating costs and expenses attributable to the Media Services segment increased by RUB 5,526 million, or 90.2%, from 2019 to 2020 and by RUB 3,372 million, or 122.4% from 2018 to 2019. These increases are mainly due to the growth of content acquisition costs and advertising and marketing expenses, as well as the growth of personnel expenses in both 2019 and 2020.

Our adjusted operating costs and expenses attributable to the Other Bets and Experiments category increased by RUB 6,525 million, or 47.2%, from 2019 to 2020, and increased by RUB 5,636 million, or 68.9%, from 2018 to 2019. The increases in both 2020 and 2019 were primarily due to continued investment in our Self-Driving Group, as well as investments in Zen, Geo, Cloud and Education initiatives.

Interest Income

Interest income increased from RUB 3,315 million in 2019 to RUB 3,869 million in 2020 principally as a result of an increase of average amounts of our deposits during the year. Interest income remained stable at RUB 3,382 million in 2018 and RUB 3,315 million in 2019.

Interest Expense

Interest expense increased from RUB 74 million in 2019 to RUB 2,373 million in 2020 mostly due to a increase of amortization of debt discount and interest expenses related to our convertible bonds issued in the first quarter of 2020. Interest expense decreased from RUB 945 million in 2018 to RUB 74 million in 2019 mostly due to a decrease of amortization of debt discount related to our convertible notes which matured in Q4 2018 by 728 RUB million.

Effect of Yandex.Market consolidation

On July 23, 2020, we completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) for RUB 42,000 million. The acquisition is accounted for as a step-acquisition under business combination rules. Accordingly, we remeasured our previously held equity interest in Yandex.Market to fair value, in the amount of RUB 41,838 million, and recorded a gain of RUB 19,230 million. As a result, we became the controlling shareholder in Yandex.Market and its financial results have been consolidated in our consolidated statements from July 24, 2020.

Effect of Yandex.Market deconsolidation

On April 27, 2018, we deconsolidated Yandex.Market from our consolidated financial results and accounted for this investment under the equity method within investments in non-marketable equity securities on the consolidated balance sheets, initially at fair value of RUB 29,985 million. This resulted in a gain on the deconsolidation in the amount of RUB 28,244 million. From April 28, 2018 to July 23, 2020, we recorded our share of Yandex.Market’s financial results within the loss from equity method investments line in the consolidated statements of income.

Other Income/(Loss), net

Our other income/(loss), net primarily consists of foreign exchange gains and losses. The following table presents the components of our other income/(loss), net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Foreign exchange gains/(losses)	1,169	(1,294)	2,835
Other	(39)	94	(431)
Total other income/(loss), net	1,130	(1,200)	2,404
Total other income income/(loss), net, as a percentage of revenues	0.9%	(0.7)%	1.1%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statements of income. In 2020 we recognized foreign exchange gain in our Russian subsidiaries in the amount of RUB 4,856 million due to depreciation of the Russian ruble against the U.S. dollar. On the contrary, we recognized foreign exchange losses of RUB 2,021 million in our foreign companies where functional currency primarily is the U.S. Dollar, because they have monetary assets and liabilities denominated in the ruble.

In 2019 because of the material appreciation of the ruble, we recognized foreign exchange losses of RUB 1,304 million in our Russian subsidiaries as other loss, net, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. In 2018 we recognized foreign exchange gain in our Russian subsidiaries in the amount of RUB 1,136 million due to depreciation of the Russian ruble against the U.S. dollar

Items recognized as “Other” in “Other income/(loss), net” in 2020 includes a loss from the disposal of our interest in Yandex.Money in the amount of RUB 926 million and gains from other investments in the amount of RUB 288 million.

Income Tax Expense

The following table presents our income tax expense and effective tax rate for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB,
	except percentages)
Income tax expense	8,201	11,656	13,055
Effective tax rate	15.6%	51.0%	35.1%

Our income tax expense increased by RUB 1,399 million from 2019 to 2020 and increased by RUB 3,455 million from 2018 to 2019, primarily as a result of increases in taxable income.

Our effective tax rate decreased by 15.9 percentage points from 2019 to 2020 and increased by 35.4 percentage points from 2018 to 2019. If we remove the effects of SBC expense, consolidation and deconsolidation of Yandex.Market, deferred tax asset valuation allowances, Yandex.Money disposal, tax provisions recognized, goodwill impairment and certain losses from equity-method investments which are non-deductible, our effective tax rate for 2020 would have been 24.2% and it is in line with 23.4% for 2019 and 24.1% for 2018 as corrected for similar effects in those years.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our income tax expense.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources

As of December 31, 2020, we had RUB 238,185 million ($3,224.2 million) in cash, cash equivalents and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less. We keep a sufficiently balanced currency basket depending on expected expenses in currencies different from the Russian ruble and aiming at foreign exchange risks mitigation. The certain currency split between the Russian ruble and the U.S. dollar is flexible and is subject to regular modification by management upon market conditions. We maintain our U.S. dollar denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar denominated holdings as of December 31, 2020 accounted for approximately 66.9% of our cash, cash equivalents and term deposits.

The net proceeds to us in March 2020 from the sale of our 0.75% convertible senior notes due March 3, 2025, were RUB 82,050 million ($1,237.0 million at the exchange rate as of the issue date). The net proceeds from convertible notes were received by our parent company, a Dutch holding company that generates no operating cash flow itself. No repurchase of outstanding notes took place during 2020.

In June 2020, we completed a public offering and concurrent private placement of Class A shares for aggregate net proceeds of $1,050.9 (RUB 72,650 at the exchange rate as of the offering date).

Other than the proceeds from our convertible notes offering and Class A shares offering, our principal source of liquidity has been cash flows generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP, primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, etc.), deferred taxes and differences arising from the capitalization and depreciation of property and equipment and amortization of intangible assets. In addition, these dividends cannot result in negative net assets in our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2020 was approximately RUB 133,085 million ($1,801.5 million). See also “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands Russia tax treaty.”.

As of December 31, 2020, we had a bank overdraft balance of RUB 397 million ($5.4 million) used for maintaining the sufficient amount of funds on the accounts for operational payments during public holidays in January, 2021. We also had several confirmed credit facilities, consisting of credit lines in the amount of RUB 23,163 million ($313.5 million), documentary credit lines in the amount of RUB 3,314 million ($44.9 million) and overdraft lines of RUB 2,103 million ($28.5), that remained unused.

Cash Flows

In summary, our cash flows were:

	Year ended December 31,
	2018	2019	2020

	(in millions of RUB)
Net cash from operating activities	28,212	44,379	32,604
Net cash provided by/(used in) investing activities	25,959	(49,136)	(119,947)
Net cash (used in)/provided by financing activities	(32,804)	(2,394)	139,676
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	4,288	(5,282)	23,660

 Cash from operating activities.

Cash provided by operating activities consists of net income adjusted for non-cash items, including depreciation and amortization expense, operating lease right-of-use (ROU) assets amortization and the lease liability accretion, amortization of debt discount and issuance costs, share-based compensation expense, deferred income taxes, foreign exchange gains and losses, effect of deconsolidation and consolidation of Yandex.Market, goodwill impairment, amortization of content assets, losses from equity method investments, and the effect of changes in working capital.

Cash provided by operating activities decreased by RUB 11,775 million from 2019 to 2020. This decrease was primarily due to an increase of RUB 11,288 million in cash used in working capital with a slight decrease in net cash from operations before changes in working capital of RUB 487 million. Cash used in working capital was RUB 21,244 million in 2020 and increased between the periods primarily due to an increase in cash outflow related to accounts payable and accrued liabilities, accounts receivable, net, and change in content assets, partly compensated by an increase in cash inflow from deferred revenue in 2020 compared to 2019.

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

Cash provided by/(used in) investing activities.

Cash used in investing activities in 2020 increased by RUB 70,811 million compared to 2019 as a result of an increase in cash used for new businesses combinations (net of cash acquired) of RUB 33,451 million mainly related to the purchase of residual interest in Yandex.Market less consideration received from the sale of Yandex.Money of RUB 39,580 million in July 2020 (net of the effect of consolidation of its cash and cash equivalents), increases in investment in term deposits (net of maturities) of RUB 28,600 million and an increase in capital expenditure of RUB 4,008 million. There were no proceeds from sale of equity securities in 2020 compared to RUB 4,612 million in 2019.

Cash used in investing activities in 2019 decreased by RUB 75,095 million compared to cash provided by investing activities in 2018 as a result of increases in investment in term deposits (net of maturities) of RUB 69,885 million, and a decrease in cash provided by new businesses combinations (net of cash used in acquisitions) of RUB 20,191 million related to the business combination with Uber in February 2018, which were partly offset by a decrease in capital expenditures of RUB 7,780 million and effect of deconsolidation of cash and cash equivalents of Yandex.Market of RUB 2,181 million in 2018.

Our total capital expenditures were RUB 24,551 million in 2020 and RUB 20,543 million in 2019. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment for data centers. We also incurred significant capital expenditures in 2019 and 2020 related to the construction of one of our large data centers and to the construction of new office buildings for our headquarters. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2021 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash (used in)/provided by financing activities.

Cash inflow from financing activities in 2020 was RUB 139,676, consisting mainly of cash inflows from proceeds from issuance of convertible notes of RUB 82,046 million and proceeds from issuance of ordinary shares of RUB 72,650 million, slightly offset by the cash outflow related to repurchases of ordinary shares of RUB 10,165 million.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments due by period
		Less than	One to three	Three to five	More than
	Total	one year	year	year	five years

	(in millions of RUB)
Long‑term operating cars lease obligations	3,905	2,229	1,676	—	—
Other long‑term operating lease obligations	20,779	7,499	6,572	3,272	3,436
Long‑term finance lease obligations	4,798	550	1,074	1,112	2,062
Long-term convertible debt	95,467	693	1,385	93,389	—
Non-cancelable streaming content related purchase obligations	3,662	1,611	2,051	—	—
Non-cancelable other purchase obligations	7,507	3,042	2,442	1,022	1,001
Total contractual obligations	136,118	15,624	15,200	98,795	6,499

The table above presents our long term rent obligations for our office, data center facilities and cars, long-term convertible debt, production and licensing of streaming content and other purchase obligations related to utilities fees, data center operations and facility build-outs, devices production and other services and obligations.

For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2020. All amounts are shown excluded value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

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

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax expense in the period in which such determination is made. The income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2020, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Tax Matters—Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Recent Accounting Pronouncements

See Note 1 — “Description of Business and Summary of Significant Accounting Policies” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to RUB 28,004 million and RUB 32,034 million as of December 31, 2020 and 2019, respectively. If the U.S. dollar had been stronger/weaker by 15% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 3,079 million and RUB 3,120 million in 2020 and 2019, respectively.

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, as well as a portion of expenses denominated in a currency other than the

Russian ruble, can be materially affected by changes in the dollar-ruble and euro-ruble exchange rates. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015 or 2020, the ruble equivalents of these U.S. dollar-denominated expenditures increase and negatively impact our net income and cash flows.

The lease of our Moscow headquarters currently entails outstanding commitments of approximately RUB 17,031 million as of December 31, 2020. The rent under some leases we entered into before 2017 is denominated in U.S. dollars, but payable in rubles at the then-current exchange rate quoted by the Central Bank of Russia. The leases protect the landlord against depreciation of the U.S. dollar against the ruble.

The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2018, 2019 and 2020 are included as a foreign currency translation adjustment and recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in the Netherlands amounted to RUB 192,583 million and RUB 29,212 million as of December 31, 2020 and 2019, respectively.

Subsequent to December 31, 2020, the Russian ruble remained volatile against foreign currencies, including the U.S. dollar. The currency exchange rate as of December 31, 2020 was RUB 73.8757 to $1.00 and, during the period from December 31, 2020 to March 30, 2021, the exchange rate of the Russian ruble slightly depreciated to RUB 75.8287 to $1.00. The lowest rate reached during this period was RUB 76.2527 to $1.00 as of January 30, 2021. The highest rate reached during this period was RUB 72.9619 to $1.00 as of March 17, 2021.

Interest Rate Risk

We had cash, cash equivalents and term deposits of RUB 238,185 million as of December 31, 2020. We do not believe that we have any material exposure to changes in the fair value of our cash, cash equivalents and term deposits as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

On March 3, 2020, we issued $1,250.0 million principal amount (RUB 82,909 million as of the issue date) 0.75% convertible notes due 2025, for net proceeds of $1,237.0 million (RUB 82,050 million as of the issue date). See Note 13 — “Convertible Debt” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our executive officers and directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	57	2024	2000	Executive Director and Chief Executive Officer
John Boynton	55	2021	2000	Non-Executive Chairman
Tigran Khudaverdyan	39	2022	2019	Deputy CEO and Executive Director
Esther Dyson	69	2021	2006	Non-Executive Director
Alexey Komissarov	51	2023	2019	Non-Executive Director
Rogier Rijnja	58	2022	2013	Non-Executive Director
Charles Ryan	53	2022	2011	Non-Executive Director
Ilya Strebulaev	45	2021	2018	Non-Executive Director
Alexander Voloshin	65	2022	2010	Non-Executive Director
Alexey Yakovitsky	45	2023	2019	Non-Executive Director
G. Gregory Abovsky*	44	N/A	2014	Chief Financial Officer; Chief Operating Officer

*Mr. Abovsky tendered his resignation from Yandex on March 30, 2021, effective April 30, 2021. Following his departure, Vadim Marchuk, the current Vice President of Corporate Development, will serve as acting Chief Financial Officer. The Chief Operating Officer functions will be divided between members of the management team, including Deputy Chief Executive Officer Tigran Khudaverdyan.

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

Mr. Khudaverdyan was appointed Deputy CEO of the Company in May 2019. Mr. Khudaverdyan joined Yandex in April 2006, and since then has led several successful Yandex projects, including Yandex.Browser and Yandex.Navigator. He moved to the Yandex.Taxi business in 2015, and has served as Chief Executive Officer of MLU B.V., our ride-hailing and food delivery joint venture with Uber, since its formation. Mr. Khudaverdyan graduated from Moscow State University with a degree in Physics. The Board believes that Mr. Khudaverdyan will bring a deep understanding of the Company’s business, operations and technology to the Board. The Board also believes that it is in the best interests of the Company and its shareholders to have a second executive member on the Board.

Ms. Dyson has been a non-executive director at Yandex since 2006. Ms. Dyson is executive founder of Wellville, a US-based 10-year non-profit project to demonstrate the value of investing in health. Ms. Dyson is an active investor and board member in a variety of IT, healthcare and aerospace start-ups, and also sits on the board of PressReader, another IT company of Russian origin now based in Canada and Medesk (moving from Moscow to London). She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2007, as the owner of EDventure Holdings (sold to CNET in 2004), she edited its newsletter Release 1.0 and ran its annual PC Forum conference, where Yandex CEO Arkady Volozh spoke in 2005. In addition to Yandex and Luxoft (IPO’sd and sold to DXC), her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies EPAM, Ostrovok, TerraLink, UCMS and Zingaya. In addition to the boards of PressReader and Medesk, she sits on the boards of BAMF Health and SWVL (a Cairo-based dynamic transportation company). She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), Meetup (sold to WeWork), and Geometric Intelligence and Jump (sold to Uber), 23andMe and Square, among others. She is the author of “Release 2.0: A design for living in the digital age” (1997). She earned a B.A. in economics from Harvard University in 1972.

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

Mr. Abovsky has resigned his positions with Yandex effective April 30, 2021. Mr Abovsky was appointed Chief Operating Officer of Yandex in 2017, in addition to his role of Chief Financial Officer, which he assumed in 2014. Mr. Abovsky joined Yandex as Vice President of Investor Relations in January 2013, taking on the additional role of Vice President of Corporate Development in October 2013. Mr. Abovsky began his career in the investment banking division of Morgan Stanley, and has over 18 years of experience in a variety of finance and investment management roles in the media and technology sectors. Mr. Abovsky holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors.

The aggregate cash compensation paid or accrued in 2020 for members of our senior management (a total of 10 persons), as a group, was RUB 298 million ($4.0 million). In addition, in 2020, we granted an aggregate of 2,247,930 RSUs and 184,596 PSUs (target number) to the members of this senior management group. Of the total number of RSUs granted, 2,025,709 were immediately vested, the substantial majority of which were granted in exchange for (or buyout of) fully vested outstanding Business Units awards; the remainder will vest over four years (either quarterly or quarterly with a one-year cliff); the PSUs vest annually over a four year period, subject to the achievement of defined performance goals. Based on the level of performance, participants may earn up to 250% of the target number of PSUs. The RSUs and PSUs have ten-year terms.

In February 2020, our Compensation Committee and Board approved grants of 45,000 RSUs to our non-executive directors with quarterly vesting over three years.

In November 2020, our Compensation Committee and Board approved grant of 5,000 RSUs to our non-executive director with quarterly vesting over one year.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

The principal standing committees of our board of directors are the audit, compensation, nominating, corporate governance, investment and public interest committees. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Strebulaev. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

●	making recommendations to our board of directors regarding the appointment by the shareholders of our independent auditors;
●	coordinating our board’s oversight of the internal control over financial reporting, disclosure controls and procedures and code of conduct;
●	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
●	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
●	reviewing the independence and quality control procedures of the independent auditors;
●	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited consolidated and statutory financial statements with management;
●	periodically reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately with the independent auditors to discuss critical accounting policies, observations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management;
●	establishing procedures for an annual internal audit;
●	dealing with the internal audit matters and reviewing the findings of annual internal audits prepared by the internal auditors; and
●	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

 Compensation Committee

Our compensation committee consists of Messrs. Rijnja (chairperson), Boynton and Ms. Dyson. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

●	reviewing and making recommendations to the board of directors with respect to compensation of our executive and non-executive directors;

●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief financial officer and such other members of our management as it deems appropriate;
●	overseeing the evaluation of our management;
●	reviewing periodically and making recommendations to our board of directors with respect to any incentive compensation and equity plans, programs or similar arrangements;
●	exercising the rights of our board of directors under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and
●	attending to such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

Nominating Committee

The nominating committee consists of five members: Ms. Dyson (chairperson), Messrs. Rijnja, Boynton, Komissarov, and Voloshin. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The committee has formed two subcommittees:

●	Subcommittee I consists of one designated director (Mr. Komissarov), one director with a Russian passport and residency (Mr. Voloshin), and one other director (Mr. Boynton). Subcommittee I will recommend to our Board for nomination four directors (the “Class I Directors”), who will then be subject to the approval of our Board as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The current Class I Directors on the Board are Charles Ryan and Ilya Strebulaev. Herman Gref and Mikhail Parakhin, who stepped down in October 2020 and in February 2021, respectively, were also Class I Directors, and these seats are currently vacant;
●	Subcommittee II consists of three directors (Messrs. Boynton, Rijnja, and Ms. Dyson) who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our Board must adopt the recommendations of candidates recommended by Subcommittee II, unless our Board votes by a supermajority of ten directors (subject to adjustment for Board vacancies) to reject such recommendation;

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Boynton (chairperson), Voloshin, and Ms. Dyson. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The corporate governance committee assists the board of directors in developing our corporate governance guidelines. The corporate governance committee is also responsible for making recommendations to the Board regarding the composition of certain committees of the Board and for overseeing the Company’s policies and initiatives with respect to environmental, social and governance matters; and for overseeing the evaluation of the Board.

Investment Committee

Our investment committee consists of Messrs. Ryan (chairperson), Boynton, and Ms. Dyson; Mr. Volozh is also an ex officio member. Each member (other than Mr. Volozh) satisfies the “independence” requirements of the NASDAQ listing standards. The investment committee is responsible for, among other things:

●	Reviewing, and providing guidance to management and the Board with respect to, potential corporate transactions, including strategic investments, mergers, acquisitions and divestitures transactions (“Potential Transactions”), including the structure, timing or other terms or conditions of such transactions;

●	Overseeing management’s and the Board’s due diligence process with respect to Potential Transactions;
●	Overseeing the negotiation by management and the Company’s financial, legal and other professional advisors of the definitive terms of any Potential Transaction;
●	Monitoring and reporting to the Board regarding the implementation of any Potential Transaction and the integration of any completed transaction;

Public Interest Committee

A description of the Public Interest Committee can be found above under the heading “Item 4. Information on the Company—Governance Structure”.

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

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2018	2019	2020
Russia	8,318	9,693	11,505
Other	449	399	359
Total	8,767	10,092	11,864

	2018	2019	2020
Product development	4,582	5,784	6,459
Sales, general and administration	3,712	3,808	4,690
Cost of revenues	473	500	715
Total	8,767	10,092	11,864

We also typically employ several thousand contract workers on a part-time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full-time staff.

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

We grant equity awards in the form of share options, share appreciation rights, restricted shares, restricted share units (or so called “deferred shares”) and performance share units under our Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and our 2016 Equity Incentive Plan (the “2016 Plan” and together with the 2007 Plan, the “Plans”) (“Company Awards”). Our 2016 Plan was approved at our 2016 annual general meeting of shareholders on May 27, 2016 and replaced our 2007 Plan. However, there remain unexercised grants under our 2007 Plan. The total number of shares available for issuance under the Plans is equal to 20% of the aggregate number of Class A and Class B shares outstanding from time to time.

Additionally, the 2016 Plan provides employees at certain of our business units, including Taxi, Classifieds, Media Services and Market (the “Participating Subsidiaries”), the opportunity to receive equity awards in respect of such Participating Subsidiary (the “Business Unit Equity Awards”). Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are to not exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time. In the future, additional of our business units may become Participating Subsidiaries.

In the fourth quarter of 2020, we also granted performance share unit (“PSU”) awards under the 2016 Plan, which entitle the recipient to receive a number of Class A shares at no cost based on the satisfaction of both time-based and performance-based criteria.

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

Exercise price and term of equity awards.  With respect to the Company Awards, the exercise price of options or measurement price of share appreciation rights awards is the average closing price per Class A share on the NASDAQ Global Select Market on the 20 trading days immediately following the grant date. With respect to Business Unit Equity Awards, the exercise price of options or measurement price of share appreciation rights shall be determined from time to time by the Board (following consultation with an independent valuation expert). Restricted share unit awards and performance share unit awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee’s relationship with us has not terminated.

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

Class A Shares.

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

In September 2020, we made an offer to all holders of outstanding MLU equity incentive awards to exchange such awards for RSUs of Yandex N.V. The exchange was for up to an aggregate of 671,526 MLU outstanding equity awards for an aggregate of 2,303,889 RSUs. The replacement RSUs are subject to the same vesting schedules as the initial awards.

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that are exercisable within 60 days of February 15, 2021. The percentage of beneficial ownership is based on 319,920,118 Class A shares and 35,708,674 Class B shares outstanding as of February 15, 2021. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Yandex N.V., Schiphol Boulevard 165 Schiphol P7 1118 BG, the Netherlands.

	Shares Beneficially Owned as of February 15, 2021
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors and Senior Management:
Arkady Volozh(2)	37,344	*	30,786,700	86.22%	45.48%	8.67%
John Boynton(3)	150,065	*	—	—	*	*
Esther Dyson(4)	193,231	*	—	—	*	*
Rogier Rijnja(5)	7,572	*	—	—	*	*
Charles Ryan(6)	148,717	*	—	—	*	*
Alexander Voloshin(7)	78,941	*	—	—	*	*
Ilya Strebulaev(8)	5,959	*	—	—	*	*
G. Gregory Abovsky(9)	466,875	*	—	—	*	*
Tigran Khudaverdyan(10)	1,614,303	*	—	—	*	*
Mikhail Parakhin(11)	367,500	*	—	—	*	*
Alexey Komissarov(12)	4,733	*	—	—	*	*
Alexey Yakovitsky(13)	9,375	*	—	—	*	*
All directors and senior management as a group (12 persons)(14)	3,084,615	0.97%	30,786,700	86.22%	45.93%	9.52%
Principal Shareholders:
Vladimir Ivanov	8,533,491	2.67%	3,318,884	9.29%	6.16%	3.33%
Capital Group Companies(15)	35,245,851	11.02%	—	—	5.21%	9.91%
Invesco Ltd(16)	28,823,400	9.01%	—	—	4.26%	8.10%
FMR LLC (17)	16,311,700	5.10%	—	—	2.41%	4.59%
Total shares held by directors, management and 5% holders	91,999,057	28.76%	34,105,584	95.51%	63.97%	35.46%

*	Represents beneficial ownership of less than one percent of such class.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share. The percentage of total voting power does not take into account the rights of the holder of the Priority Share. See “Information of the Company — Governance Structure.”
(2)	Includes (a) 30,786,700 class B shares held by Genesis Trust & Corporate Services Ltd, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family (b) 29,180 class A shares held directly by Mr. Volozh which were issued upon the settlement of equity awards and (c) options to purchase 8,164 Class A shares. Excludes (x) 122,461 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021, and (y) 140,956 performance share units in respect of Class A shares (target number) that are not vested or exercisable within 60 days after February 15, 2021.
(3)	Includes (a) 60,000 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 63,388 Class A shares held by the John W. Boynton IV Trust of 2006, and (c) 26,677 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 8,438 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(4)	Includes 33,231 vested restricted share units in respect of Class A shares. Excludes 3,750 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(5)	Consists of 7,572 vested restricted share units in respect of Class A shares. Excludes 13,750 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(6)	Includes (a) 104,892 Class A shares held by trusts, the beneficiaries of which include Mr. Ryan or members of his family and by Mr. Ryan directly, and (b) 43,825 vested restricted share units in respect of Class A shares. Excludes 13,750 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(7)	Consists of 78,941 vested restricted share units in respect of Class A shares. Excludes 6,875 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(8)	Consists of 5,959 vested restricted share units in respect of Class A shares. Excludes 1,563 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(9)	Consists of options to purchase 466,875 Class A shares that are exercisable within 60 days after February 15, 2021. Excludes (x) 11,716 restricted share units in respect of Class A shares, and (y) options to purchase 17,291 Class A shares, in each case which will vest on Mr. Abovsky’s separation from Yandex on April 30, 2021.
(10)	Consists of (a) options to purchase 467,492 Class A shares that are exercisable within 60 days after February 15, 2021, and (b) options to purchase 1,146,811 Class A shares. Excludes options to purchase 877,551 Class A shares, which are not vested or exercisable within 60 days after February 15, 2021.
(11)	Consists of options to purchase 367,500 Class A shares that are exercisable in the period from December 31, 2022 to September 30, 2023. Mikhail Parakhin has resigned from the Board, effective February 25, 2021.
(12)	Consists of 4,733 vested restricted share units in respect of Class A shares. Excludes 13,125 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(13)	Consists of 9,375 vested restricted share units in respect of Class A shares. Excludes 13,125 restricted share units in respect of Class A shares that are not vested or exercisable within 60 days after February 15, 2021.
(14)	Includes (a) 210,313 vested restricted share units in respect of Class A shares, and (b) options to purchase 2,456,842 Class A shares that are exercisable within 60 days after February 15, 2021. Excludes (x) 373,499 restricted share units in respect of Class A shares, and (y) options to purchase 1,296,593 Class A shares and restricted share units that are not vested or exercisable within 60 days after February 15, 2021.
(15)	The number of shares reported is based on Bloomberg data as of December 31, 2020 and represents what we believe to be its aggregate beneficial ownership as of December 31, 2020. The principal business office of Capital Group Companies is 333 So Hope Street 55th, FL, Los Angeles CA 90071.
(16)	The number of shares reported is based solely on the Schedule 13G/A filed by Invesco Ltd on February 12, 2021 and represents its beneficial ownership as of December 31, 2020. The principal business office of Invesco Ltd is 555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(17)	The number of shares reported is based solely on the Schedule 13G filed by FMR LLC on February 5, 2021 and represents its beneficial ownership as of December 31, 2020. The principal business office of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

Holdings by U.S. Shareholders

As of February 15, 2021, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 100% of our outstanding Class A shares by number, which represented approximately 47.26% of our outstanding shares by voting power.

Related Party Transactions

Shareholders’ Agreement

Shareholders holding an aggregate of approximately 44 million Class A and Class B shares, representing approximately 52% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

Form F-3 registration rights.  While we are eligible to use Form F-3, one or more shareholders party to the agreement holding shares with an aggregate market value of at least $50,000,000 have the right to request that we file a registration statement on Form F-3. We are not obligated to file a registration statement on Form F-3 if (a) we have already effected two registrations on Form F-3 for holders of registrable securities during the 12-month period preceding a registration request, (b) the aggregate price, net of underwriters’ commissions or discounts, of registrable securities included in such registration is less than $10 million, or (c) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

Expenses of registration.  We will pay all expenses relating to any demand, piggyback or F-3 registration, other than underwriting commissions and discounts.

Relationship with Sberbank

Sberbank is a major financial institution and the largest savings bank in the Russian Federation. Approximately 51% of its voting shares are held by the Central Bank of the Russian Federation. Herman Gref, the Chief Executive Officer and Chairman of the Executive Board of Sberbank, was a member of our Board of Directors till October 29, 2020.

Yandex.Money and Yandex.Market Joint Ventures

In July 2013, we sold a 75 percent (less 1 ruble) interest in our Yandex.Money business to Sberbank for $60 million in cash and entered into a joint venture arrangement with Sberbank in respect of the future operation of this business, which continued under the Yandex.Money brand.

On April 27, 2018, the Company and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000 million. Since that date, each of the Company and Sberbank held an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool.

On June 23, 2020, the Company and Sberbank entered into a binding agreement to reorganize their joint ventures, Yandex.Market and Yandex.Money. On July 23, 2020, the Company completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) for RUB 42,000 million and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money for approximately RUB 2,420 million. A net cash consideration of RUB 39,580 million has been transferred by the Company to Sberbank.

Before the sale of equity interest in Yandex.Money to Sberbank and related disposal of equity investment, the Company retained a noncontrolling interest and significant influence over Yandex.Money’s business. After the sale completed on July 23, 2020, Yandex.Money passed under control of Sberbank. In 2020, the Company continued to use Yandex.Money for payment processing and to provide other services. The amount of revenues from other services was RUB 37 million and RUB 32 million ($0.4 million) for the years ended December 31, 2019 and 2020, respectively. The amount of fees for online payment commissions was RUB 783 million and RUB 512 million ($6.9 million) for the years ended December 31, 2019 and 2020 respectively. As of December 31, 2019, the amount of accounts receivable from Yandex.Money was RUB 214 million and the amount of accounts payable to Yandex.Money was RUB 13 million. We believe that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s-length transactions with unrelated similarly situated customers and suppliers.

Before the completion of reorganization, Yandex.Market was accounted for as a joint venture for the period since April 28, 2018 till July 23, 2020, as the Company held a noncontrolling interest and exercised significant influence over Yandex.Market’s business in the designated period. In 2020, the Company continued to provide advertising and other services to Yandex.Market, while acquiring traffic and content. In 2019, we also subleased to Yandex.Market part of our premises. The amount of revenues from advertising services was RUB 805 million and RUB 290 million ($3.9 million) for the years ended December 31, 2019 and 2020 respectively. The amount of revenues from subleasing and other services was RUB 1,738 million and RUB 1,141 million ($15.4 million) for the years ended December 31, 2019 and 2020, respectively. The amount of related cost of revenues was RUB 29 million and RUB 8 million ($0.1 million) for the years ended December 31, 2019 and 2020 respectively. As of December 31, 2019, the amount of accounts receivable from Yandex.Market was RUB 318 million and the amount of accounts payable was RUB 11 million.

Internet-acquiring agreement with Sberbank

In October 2017, we entered into an internet-acquiring agreement with Sberbank. The amount of fees was RUB 1,760 million for the year ended December 31, 2019 and RUB 1,990 million ($26.9 million) for the period from January 1, 2020 till October 29, 2020. As of December 31, 2019, the amount of accounts receivable related to internet-acquiring was RUB 468 million.

Other agreements with Sberbank

The Company may from time to time in the ordinary course of business enter into other transactions with Sberbank group companies.

Loans granted to related parties

As of December 31, 2019 and 2020, we had loans outstanding in the aggregate principal amount of RUB 43 and RUB 38 ($0.5 million), respectively, to certain senior employees. The interest rate on the loans is up to 3% per annum and they mature in 2020-2028.

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

The net proceeds from the convertible note offering were $1.237 billion, after deducting the initial purchasers’ discount and estimated offering expenses.

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

Shareholders Agreement with respect to Yandex.Taxi

On February 7, 2018, Yandex and Uber entered into a shareholders agreement, later amended as of September 9, 2020 (the “Shareholders Agreement”) in respect of the governance and operation of MLU. Pursuant to the Shareholders Agreement, Yandex has the right to appoint a majority of the members of the supervisory board of MLU. As a significant minority shareholder, Uber has protective rights customary for a joint venture of this nature. Both parties have agreed to customary restrictions on transfer of their shares in MLU, as well as customary rights of first refusal, tag-along, drag-along and public offering registration rights.

Vezet Transaction

On July 14, 2019, MLU B.V. entered into an agreement to purchase the intellectual property assets and call centers of the Vezet group of companies in Russia, through the acquisition of 100% of the issued share capital of Axelcroft Limited (the “2019 SPA”), from Fasten CY limited (“Fasten”). Fasten operated taxi businesses under a number of brands, including Vezet and Rutaxi, in over 100 Russian cities. The parties terminated the 2019 SPA on February 2, 2021

On February 2, 2021, the parties entered into a new share purchase agreement in respect of Axelcroft, covering a different transaction perimeter and consideration structure. The transaction closed on the same day.

The sellers are entitled to receive up to $178 million in cash, including $78 million which will be subject to certain integration milestones.

The integration of the acquired assets with the MLU platform is in progress and expected to be completed in the second quarter of 2021. The acquisition agreement contains representations, warranties and indemnities customary for a transaction of this nature.

Sberbank Transactions

On June 23, 2020, we entered into a binding framework agreement with Sberbank (the "Framework Agreement"), pursuant to which we agreed to acquire Sberbank's indirect 45% interest in our Yandex.Market joint venture, and Sberbank agreed to acquire our 25% (plus RUB 1) interest in our Yandex.Money joint venture.

Pursuant to the Framework Agreement:

●	we agreed to acquire from Digital Assets Limited, a subsidiary of Sberbank, 45% of the issued share capital of Yandex.Market for cash consideration of RUB 42.0 billion (based on an implied equity valuation of the business of RUB 87.3 billion) (approximately $600 million) (the "Yandex.Market Transaction");
●	we agreed to sell to Digital Assets Limited our 25% (plus RUB 1) participation interest in Yandex.Money for cash consideration of RUB 2.4 billion (approximately $34 million), subject to adjustment at closing (the "Yandex.Money Transaction," and together with the Yandex.Market Transaction, the "Sberbank Transactions");
●	we and Sberbank agreed to terminate the agreements establishing the Yandex.Market joint venture and the Yandex.Money joint venture, together with certain operational agreements, with effect from the closing of the Sberbank Transactions;
●	all non-compete and exclusivity obligations of Yandex in respect of financial services terminated, with effect from the closing of the Sberbank Transactions;
●	all non-compete and exclusivity obligations of Sberbank in respect of e-commerce businesses terminated, with effect from the closing of the Sberbank Transactions; and
●	for a transitional period following the closing of the Sberbank Transactions, we will continue providing certain services with respect to the business operations of Yandex.Money, and Sberbank will continue to provide certain services with respect to the business operations of Yandex.Market, including rights to use certain intellectual property.

The Framework Agreement contains certain customary warranties, indemnities and covenants. Sberbank and we have also agreed to certain non-solicitation restrictions with respect to employees of Yandex.Market and Yandex.Money, respectively.

On July 3, 2020 the Sberbank Transactions were approved by the Russian antitrust authority.

Immediately following the closing of the Sberbank Transactions, Sberbank directly and indirectly became the owner of a 100% interest in Yandex.Money, and we became the owner of a 90% interest in Yandex.Market. At the same time, 10% of the equity in Yandex.Market continued to be owned by an equity incentive foundation to facilitate current and future equity ownership by management and employees of Yandex.Market.

Drive Contribution

On September 4, 2020, Yandex and MLU entered into an agreement pursuant to which Yandex contributed the Yandex.Drive car-sharing business from Yandex N.V. to MLU, in exchange for new equity shares in MLU. Immediately following the contribution, Yandex held 61.7% and Uber held 33.5% of MLU B.V; the remaining shares were reserved for MLU management and employees. The contribution agreement contains representations, warranties and indemnities customary for a transaction of this nature. The contribution closed in the third quarter of 2020.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2020. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2020, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Yandex.Market, which we acquired in July 2020, as discussed in Note 3, “Business combination and Investment transactions” of the Notes to the Consolidated Financial Statements. We have included the financial results of Yandex.Market in the consolidated financial statements from the date of acquisition. Total revenues subject to Yandex.Market’s internal control over financial reporting represented approximately 6% of our consolidated total revenues for the fiscal year ended December 31, 2020. Total assets subject to Yandex.Market’s internal control over financial reporting represented approximately 19% of our consolidated total assets as of December 31, 2020 (of which 10% represented by goodwill and 2% by intangible assets).

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2020. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2020, our internal control over financial reporting was effective.

There has been no change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by JSC KPMG, our independent registered public accounting firm. Their report may be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Yandex N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2021 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Yandex.Market during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, Yandex.Market’s internal control over financial reporting associated with approximately 6% of consolidated total revenue and approximately 19% of consolidated total assets (of which 10% represented by goodwill and 2% by intangible assets) included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Yandex.Market.

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

March 31, 2021

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

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of JSC KPMG, our independent registered public accounting firm, or its affiliates billed to us for each of the last two fiscal years:

	2019	2020

	(RUB in million)
Audit Fees(1)	133.0	204.4
All Other Fees(2)	—	35.0
Total Fees	133.0	239.4

(1)	Audit fees for 2020 and 2019 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20‑F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	All other fees relate to due diligence investigations and advisory services.

Pre-Approval Policies for Non-Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non‑audit services unless the audit committee pre‑approves the service. The audit committee pre‑approved all of the non‑audit services performed for us by JSC KPMG during 2020.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

(d) Maximum Number
			(c) Total Number of	(or Approximate Dollar
	(a) Total		Shares Purchased as	Value) of Shares that
	Number of	(b) Average	Part of Publicly	May Yet Be Purchased
	Shares	Price Paid per	Announced Plans or	Under the Plans or
Period	Purchased(1)	Shares(2)	Programs(1)	Programs(3)
January 1 - 31, 2020	112,900	$44.0809	112,900	$275,414,496
February 1 - 29, 2020	109,786	$42.9955	109,786	$270,694,195
March 1 - 31, 2020	3,398,302	$33.0973	3,398,302	$158,219,710
April 1 - 30, 2020	592,175	$34.2352	592,175	$137,946,502
May 1 - 31, 2020	—	—	—	—
June 1 - 30, 2020	—	—	—	—
July 1 - 31, 2020	—	—	—	—
August 1 - 31, 2020	—	—	—	—
September 1 - 30, 2020	—	—	—	—
October 1 - 31, 2020	—	—	—	—
November 1 - 30, 2020	—	—	—	—
December 1 - 31, 2020	—	—	—	—
Total	4,213,163	$33.8095	4,213,163	$137,946,502

(d) Maximum Number
			(c) Total Number of	(or Approximate Dollar
	(a) Total		Shares Purchased as	Value) of Shares that
	Number of	(b) Average	Part of Publicly	May Yet Be Purchased
	Shares	Price Paid per	Announced Plans or	Under the Plans or
Period	Purchased(1)	Shares(2)	Programs(1)	Programs(3)
January 1 - 31, 2019	—	—	—	—
February 1 - 28, 2019	—	—	—	—
March 1 - 31, 2019	—	—	—	—
April 1 - 30, 2019	—	—	—	—
May 1 - 31, 2019	—	—	—	—
June 1 - 30, 2019	—	—	—	—
July 1 - 31, 2019	—	—	—	—
August 1 - 31, 2019	—	—	—	—
September 1 - 30, 2019	—	—	—	—
October 1 - 31, 2019	—	—	—	—
November 1 - 30, 2019	190,000	$40.5886	190,000	$292,288,168
December 1 - 31, 2019	285,791	$41.6281	285,791	$280,391,233
Total	475,791	$41.2130	475,791	$280,391,233

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Yandex N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2020 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Russian rubles have been translated into United States dollars on the basis set forth in Note 1 “Description of Вusiness and Summary of Significant Accounting Policies – Convenience translation” to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition date fair values of certain intangible assets and the previously held equity interest in Yandex.Market

As discussed in Note 3 “Business Combinations and Investment Transactions” to the consolidated financial statements, on July 23, 2020, the Company acquired the remaining 49.9745% equity interest in Yandex.Market. As a part of the transaction, the Company acquired certain identifiable intangible assets, including seller relationships and a price comparison platform. The acquisition date fair value for seller relationships was RUB 4,480 mln and price comparison platform RUB 5,844 mln. The Company also re-measured its previously held equity interest to its acquisition date fair value and recognized a gain of RUB 19,230 mln, which is presented as effect of Yandex.Market consolidation in the consolidated statement of income. The Company used a combination of income and market valuation approaches to determine the estimated fair value of its previously held equity interest. The Company used the income valuation approach to determine the estimated fair value of the seller relationships and cost approach to determine the estimated fair values of the price comparison platform.

We identified the evaluation of the acquisition date fair values of the seller relationships and price comparison platform, and the previously held equity interest in Yandex.Market as a critical audit matter, because subjective and complex auditor judgment was required to evaluate:

—the assumptions used in estimating the acquisition date fair value of previously held equity interest, specifically the forecasted revenue growth rates, forecasted adjusted earnings margins, terminal growth rates and discount rates assumptions,

—the assumptions used in estimating the acquisition date fair value of seller relationships, specifically the forecasted revenue growth rates, forecasted adjusted earnings margins and churn rate and

—the estimate of time in man-hours required to reconstruct the platform used to evaluate the price comparison platform.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s valuation process for business combination, including controls over the relevant assumptions listed above. We compared forecasted revenue growth rates and forecasted adjusted earnings margins, churn rate and time in man-hours required to reconstruct to Yandex.Market historical results. We involved valuation professionals with specialized skills and knowledge, who assisted in:

—Developing an estimate of fair value of the previously held equity interest based on the total enterprise fair value using publicly available market data, the Company’s cash flow forecast, and independently developed terminal growth rates and discount rates, and comparing the results to the Company’s fair value estimate,

—Developing an estimate of fair value of the seller relationships using the Company’s cash flow forecast and churn rate based on publicly available market data, and comparing the result to the Company’s fair value estimate;

—Developing an estimate of fair value of the price comparison platform using the time in man-hours required to reconstruct the platform and comparing the result to the Company’s fair value estimate.

/s/ JSC “KPMG”

We have served as the Company’s auditor since 2017.

Moscow, Russia
March 31, 2021

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2019	2020	2020
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	56,415	132,398	1,792.2
Term deposits		31,891	105,787	1,432.0
Accounts receivable, less allowance for doubtful accounts of RUB 815 and RUB 1,798, respectively	4	17,832	25,440	344.4
Prepaid expenses		3,315	6,727	90.9
Inventory		808	4,810	65.1
Funds receivable, net		1,226	2,289	31.0
Other current assets	4	8,797	12,950	175.3
Total current assets		120,284	290,401	3,930.9
Property and equipment, net	7	47,856	61,772	836.2
Operating lease right-of-use assets	8	21,218	20,800	281.6
Intangible assets, net	9	10,365	21,842	295.7
Non-current content assets, net	11	3,295	7,464	101.0
Goodwill	9	52,205	104,275	1,411.5
Long-term prepaid expenses		2,289	1,391	18.8
Investments in non-marketable equity securities	3, 4	28,073	1,135	15.4
Deferred tax assets	10	1,847	1,639	22.2
Other non-current assets	4	3,694	4,893	66.2
Total non-current assets		170,842	225,211	3,048.6
TOTAL ASSETS		291,126	515,612	6,979.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	4	34,978	43,634	590.6
Income and non-income taxes payable	4	8,020	11,440	154.9
Deferred revenue	1	3,542	6,645	89.9
Total current liabilities		46,540	61,719	835.4
Convertible debt	13	—	83,277	1,127.3
Deferred tax liabilities	10	1,951	3,838	52.0
Operating lease liabilities	8	10,841	12,830	173.7
Other accrued liabilities		2,359	4,689	63.4
Total non-current liabilities		15,151	104,634	1,416.4
Total liabilities		61,691	166,353	2,251.8
Commitments and contingencies	12
Redeemable noncontrolling interests	15	14,246	3,167	42.9
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (nil and 1)	14	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658 as of December 31, 2019 and 2020); shares issued (Class A: 293,527,655 and 320,430,479, Class B: 37,138,658 and 35,708,674, and Class C: 610,000 and 1,429,984); shares outstanding (Class A: 292,719,508 and 318,501,858, Class B: 37,138,658 and 35,708,674, and Class C: nil)	14	261	278	3.8
Treasury shares at cost (Class A: 808,147 and 1,928,621, Priority share: 1 and nil)		(411)	(6)	(0.1)
Additional paid-in capital		68,050	160,762	2,176.1
Accumulated other comprehensive income	1, 4	4,841	17,976	243.3
Retained earnings		122,187	146,988	1,989.7
Total equity attributable to Yandex N.V.		194,928	325,998	4,412.8
Noncontrolling interests		20,261	20,094	272.0
Total shareholders’ equity		215,189	346,092	4,684.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		291,126	515,612	6,979.5

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2018	2019	2020	2020
		RUB	RUB	RUB	$
Revenues	17, 18	127,657	175,391	218,344	2,955.6
Operating costs and expenses:
Cost of revenues(1)		35,893	55,788	85,734	1,160.5
Product development(1)		22,579	29,209	36,339	491.9
Sales, general and administrative(1)		36,206	50,155	62,335	843.8
Depreciation and amortization		12,137	14,777	17,687	239.4
Goodwill impairment	9	—	762	—	—
Total operating costs and expenses		106,815	150,691	202,095	2,735.6
Income from operations		20,842	24,700	16,249	220.0
Interest income		3,382	3,315	3,869	52.4
Interest expense		(945)	(74)	(2,373)	(32.1)
Effect of deconsolidation/consolidation of Yandex.Market	3	28,244	—	19,230	260.3
Loss from equity method investments		(194)	(3,886)	(2,175)	(29.4)
Other income/(loss), net		1,130	(1,200)	2,404	32.4
Income before income tax expense		52,459	22,855	37,204	503.6
Income tax expense	10	8,201	11,656	13,055	176.7
Net income		44,258	11,199	24,149	326.9
Net loss attributable to noncontrolling interests		1,726	1,627	1,363	18.4
Net income attributable to Yandex N.V.		45,984	12,826	25,512	345.3
Net income per Class A and Class B share:
Basic	2	140.77	39.21	74.87	1.01
Diluted	2	137.20	38.21	72.03	0.98
Weighted average number of Class A and Class B shares outstanding:
Basic	2	326,667,118	327,127,314	340,764,574	340,764,574
Diluted	2	335,162,062	335,428,137	353,382,841	353,382,841
(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	180	293	449	6.1
Product development	4,450	6,294	9,216	124.8
Sales, general and administrative	1,922	3,268	6,063	82.0

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2018	2019	2020	2020
	RUB	RUB	RUB	$
Net income	44,258	11,199	24,149	326.9
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	8,102	(4,306)	13,676	185.1
Reclassification adjustment, net of tax of nil	—	—	893	12.1
Total other comprehensive income/(loss)	8,102	(4,306)	14,569	197.2
Total comprehensive income	52,360	6,893	38,718	524.1
Total comprehensive (income)/loss attributable to noncontrolling interests	(133)	2,592	(71)	(1.0)
Total comprehensive income attributable to Yandex N.V.	52,227	9,485	38,647	523.1

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2018	2019	2020	2020
		RUB	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		44,258	11,199	24,149	326.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7	9,833	12,164	13,862	187.6
Amortization of intangible assets	9	2,304	2,613	3,825	51.8
Amortization of content assets	11	184	1,167	3,013	40.8
Operating lease right-of-use assets amortization and the lease liability accretion	8	5,466	9,195	9,643	130.5
Amortization of debt discount and issuance costs		728	—	1,667	22.6
Share-based compensation expense		6,552	9,855	15,728	212.9
Deferred income tax (benefit)/expense		(2,264)	1,845	685	9.3
Foreign exchange (gains)/losses	4	(1,169)	1,294	(2,835)	(38.4)
Effect of deconsolidation/consolidation of Yandex.Market	3	(28,244)	—	(19,230)	(260.3)
Goodwill impairment	9	—	762	—	—
Loss from equity method investments		194	3,886	2,175	29.4
Other		(63)	355	1,166	15.8
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(4,705)	(3,469)	(6,333)	(85.7)
Prepaid expenses and other assets		(5,352)	(5,242)	(5,607)	(76.0)
Inventory		(225)	(543)	(1,501)	(20.3)
Accounts payable and accrued liabilities		719	991	(3,674)	(49.7)
Deferred revenue		479	786	2,617	35.4
Content assets	11	(575)	(4,451)	(7,300)	(98.8)
Content liabilities		92	1,972	554	7.5
Net cash from operating activities		28,212	44,379	32,604	441.3
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(28,323)	(20,543)	(24,551)	(332.3)
Proceeds from sale of property and equipment		235	44	106	1.4
Acquisitions of businesses, net of cash acquired	3	19,844	(347)	(33,798)	(457.5)
Investments in non-marketable equity securities		(155)	(72)	(15)	(0.2)
Proceeds from sale of equity securities	3	34	4,612	—	—
Investments in term deposits		(55,592)	(90,975)	(364,894)	(4,939.3)
Maturities of term deposits		92,469	57,967	303,286	4,105.4
Loans granted, net of proceeds from repayments		(372)	178	(81)	(1.1)
Deconsolidation of cash and cash equivalents of Yandex.Market		(2,181)	—	—	—
Net cash provided by/(used in) investing activities		25,959	(49,136)	(119,947)	(1,623.6)

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2018	2019	2020	2020
		RUB	RUB	RUB	$
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options		115	156	1,176	15.9
Repurchases of share options		—	(88)	(828)	(11.2)
Purchase of redeemable noncontrolling interests		—	(747)	(3,213)	(43.5)
Purchase of non-redeemable noncontrolling interests		—	—	(1,709)	(23.1)
Proceeds from sale of noncontrolling interests		—	20	—	—
Ordinary shares issuance costs		—	—	(96)	(1.3)
Proceeds from overdraft borrowings		—	—	397	5.4
Repayment of convertible debt		(21,281)	—	—	—
Repurchases of ordinary shares		(10,085)	(1,422)	(10,165)	(137.6)
Proceeds from issuance of convertible debt	13	—	—	82,046	1,110.6
Proceeds from issuance of ordinary shares	14	—	—	72,650	983.4
Payment for contingent consideration		(1,504)	(91)	(63)	(0.9)
Payment for finance leases		(3)	(240)	(374)	(5.1)
Other financing activities		(46)	18	(145)	(1.9)
Net cash (used in)/provided by financing activities		(32,804)	(2,394)	139,676	1,890.7
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		4,288	(5,282)	23,660	320.2
Net change in cash and cash equivalents, and restricted cash and cash equivalents		25,655	(12,433)	75,993	1,028.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		43,231	68,886	56,453	764.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		68,886	56,453	132,446	1,792.8

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		42,662	68,798	56,415	763.6
Restricted cash and cash equivalents, beginning of period		569	88	38	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		43,231	68,886	56,453	764.2
Cash and cash equivalents, end of period		68,798	56,415	132,398	1,792.2
Restricted cash and cash equivalents, end of period		88	38	48	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		68,886	56,453	132,446	1,792.8

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		8,874	11,183	12,399	167.8
Cash paid for acquisitions	3	956	351	40,030	541.9
Convertible notes coupon paid		112	—	346	4.7
Interest paid for finance leases		—	—	113	1.5
Operating cash flows from operating leases		5,475	9,199	10,790	146.1
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		7,235	12,233	6,190	83.8
Non-cash investing acitvities:
Settlement of loans granted and interest receivable through acquisition		795	—	—	—
Acquired property and equipment and intangible assets not yet paid for		693	1,240	1,475	20.0
Non-cash financing activities:
Right-of-use assets obtained in exchange for finance lease obligations		113	1,568	3,612	48.9

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share
	Issued and		Ordinary Shares				Accumulated				Redeemable
	Outstanding		Issued and		Treasury	Additional	Other		Non-		non-
	(Note 14)*		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2018	1	—	326,304,842	271	(3,814)	16,469	1,864	68,461	—	83,251	9,821
Share-based compensation expense	—	—	—	—	—	6,552	—	—	—	6,552	—
Exercise of share options (Note 16)	—	—	3,182,860	—	—	110	—	—	—	110	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(84)	—	—	—	(84)	—
Class B shares conversion	—	—	—	(8)	—	8	—	—	—	—	—
Repurchases of shares (Note 14)	—	—	(4,760,679)	—	(10,157)	—	—	—	—	(10,157)	—
Reissue of shares for options exercised	—	—	—	—	3,202	(3,202)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,243	—	1,809	8,052	50
Business combinations (Note 3)	—	—	—	—	—	49,384	—	—	22,588	71,972	278
Settlement of contingent consideration by Class A shares	—	—	—	—	—	500	—	—	—	500	—
Other	—	—	—	—	—	(8)	75	(29)	—	38	—
Net income / (loss)	—	—	—	—	—	—	—	45,984	(1,661)	44,323	(65)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,951)	—	(2,951)	2,951
Balance as of December 31, 2018	1	—	324,727,023	263	(10,769)	69,729	8,182	111,465	22,736	201,606	13,035
Share-based compensation expense	—	—	—	—	—	9,855	—	—	—	9,855	—
Exercise of share options (Note 16)	—	—	5,591,934	—	—	156	—	—	—	156	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(102)	—	—	—	(102)	—
Class B shares conversion	—	—	—	(2)	—	2	—	—	—	—	—
Repurchases of shares (Note 14)	—	—	(460,791)	—	(1,206)	—	—	—	—	(1,206)	—
Reissue of shares for options exercised	—	—	—	—	11,564	(11,564)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(3,341)	—	(947)	(4,288)	(18)
Purchase of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(747)
Other	—	—	—	—	—	(26)	—	189	—	163	(218)
Net income / (loss)	—	—	—	—	—	—	—	12,826	(1,528)	11,298	(99)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,293)	—	(2,293)	2,293
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,841	122,187	20,261	215,189	14,246
Effect of adoption of ASU 2016-13 (Note 1)	—	—	—	—	—	—	—	(232)	(16)	(248)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,841	121,955	20,245	214,941	14,246
Share-based compensation expense	—	—	—	—	—	16,013	—	—	—	16,013	—
Exercise of share options (Note 16)	—	—	7,057,689	—	—	1,186	—	—	—	1,186	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(178)	—	—	—	(178)	—
Repurchases of shares (Note 14)	—	—	(4,228,163)	—	(10,585)	—	—	—	—	(10,585)	—
Reissue of shares for options exercised	—	—	—	—	10,994	(10,994)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	8,816	—	(2,214)	—	6,602	(9,793)
Issue of new shares (Public Offering and PIPE) (Note 14)	—	—	21,522,840	17	—	72,538	—	—	—	72,555	—
Foreign currency translation adjustment	—	—	—	—	—	—	12,171	—	1,383	13,554	51
Convertible loan (Note 13)	—	—	—	—	—	6,792	—	—	—	6,792	—
Disposal of investment in Yandex.Money (Notes 3, 4)	—	—	—	—	—	—	893	—	—	893	—
Acquisition of Yandex.Market (Note 3)	—	—	—	—	—	—	—	—	47	47	493
Yandex Self-Driving and Yandex.Drive Car-Sharing Businesses Restructure (Note 3)	—	—	—	—	—	(1,561)	71	—	(219)	(1,709)	—
Other	—	—	—	—	(4)	100	—	(94)	1	3	—
Net income / (loss)	—	—	—	—	—	—	—	25,512	(1,363)	24,149	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	1,829	—	1,829	(1,830)
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,762	17,976	146,988	20,094	346,092	3,167
Balance as of December 31, 2020, $		—		3.8	(0.1)	2,176.1	243.3	1,989.7	272.0	4,684.8	42.9

* Priority share held in treasury as of December 31, 2019; was transferred to Public Interest Foundation upon formation in 2020.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

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

Principles of Consolidation

The consolidated financial statements include the accounts of Yandex N.V. and the entities it controls. All inter-company transactions and balances within the Company have been eliminated upon consolidation.

Noncontrolling interests in consolidated subsidiaries are included in the consolidated balance sheets as a separate component of equity. The Company reports consolidated net income inclusive of both the Company’s and the noncontrolling interests’ share, as well as amounts of consolidated net income/(loss) attributable to each of the Company and the noncontrolling interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair value of investment in Yandex.Market determined in connection with the business combination (Note 3), impairment assessments of investments in non-marketable equity securities, redeemable noncontrolling interests, initial recognition and impairment assessments of goodwill and intangible assets, selection of the content assets amortization method, useful lives of property and equipment and intangible assets, allowance for credit losses, fair values of share-based awards, deferred tax assets recoverability, convertible loan and operating lease incremental borrowing rate, fair values of financial instruments, income taxes and contingencies. The Company bases its estimates on historical experience with consideration given to current events such as the impacts of the coronavirus pandemic (“COVID-19”) on the assumptions and other inputs supporting significant estimates and judgments that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Foreign Currency Translation

The functional currency of the Company’s parent company is the U.S. dollar. The functional currency of the Company’s operating subsidiaries is generally the respective local currency. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at the monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income/(loss), net in the accompanying consolidated statements of income.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 73.8757 to $1.00, the prevailing exchange rate as of December 31, 2020 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Certain Risks and Concentrations

A significant portion of the Company’s revenues is derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in users’ internet preferences or advertiser spending behavior could adversely affect the Company’s financial position and results of operations. Other revenues, primarily represented by commission-based revenues of the Taxi business, continue to represent an increasing share of the Company’s total revenues. Significant changes in the ride-hailing industry could adversely affect the Company's financial position and results of operations.

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

No individual customer or groups of affiliated customers represented more than 10% of the Company’s revenues in 2018, 2019 and 2020.

Financial instruments that can potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents and term deposits. The primary focus of the Company’s treasury strategy is to preserve capital and meet liquidity requirements.

The Company’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. To manage the risk exposure, the Company mainly maintains its portfolio of investments in a variety of term deposits.

Revenue Recognition

Revenue is recognized when the control of promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

goods or services. The Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company's contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations. The Group excludes from the measurement of its revenues any tax collected on behalf of third parties.

The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Online Advertising Revenues

The Company’s online advertising revenues are generated from serving online ads on its own websites and on Yandex Advertising Network (platform for ads placement) members’ websites. Advance payments received by the Company from advertisers are recorded as deferred revenue on the Company’s consolidated balance sheets and recognized as online advertising revenues in the period services are provided.

Advertising bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 9,367, RUB 10,576 and RUB 10,322 ($139.7) in 2018, 2019 and 2020, respectively.

In accordance with U.S. GAAP, the Company reports online advertising revenues gross of fees paid to Yandex Advertising Network members, because the Company is the principal to its advertisers and retains collection risk. The Company records fees paid to advertising network members as traffic acquisition costs, a component of cost of revenues.

The Company recognizes online advertising revenues based on the following principles:

The Company’s Yandex.Direct service offers advertisers the ability to place performance-based ads on Yandex and Yandex Advertising Network member websites targeted to users’ search queries or website content. The Company recognizes as revenues fees charged to advertisers as “click throughs” (cost per click or CPC) occur or users take specified actions, like placing an order on the website or filling out a request (cost per action or CPA). A “click through” occurs each time a user clicks on one of the performance based ads that are displayed next to the search results or on the content pages of Yandex or Yandex Advertising Network members’ websites. The Company’s Yandex.Market marketplace services are priced on CPA model, while price comparison services are mainly priced on a CPC basis and revenue recognized only when a user clicks on product offerings placed by merchants on Yandex.Market.

The Company recognizes revenue from brand advertising on its websites and on Yandex Advertising Network member websites as “impressions” are delivered. An “impression” is delivered when an advertisement appears on pages viewed by users.

The Company may accept a lower consideration than the amount promised per the contract for certain revenue transactions and certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Company believes that there will be no significant changes to the estimates of variable consideration.

Revenues of Taxi business

The revenues of the Taxi business primarily consist of commissions for providing ride-hailing services and food delivery services.

For ride-hailing services provided to individual users, the Company is not a principal and reports only commission fees as revenue. For services provided to corporate transportation services clients the Company acts as the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

principal and revenue and related costs are recorded gross. In the regions, where revenues exceed promotional discounts to users and minimum fare guarantees to drivers, the discounts and guarantees are netted against revenues.

The Company uses its ride-hailing platform to provide various services to riders, Fleet Management Companies (“FMCs”, which are companies that manage and employ large numbers of drivers), individual taxi drivers and corporate clients. Individual users (riders) access the platform for free and the Company has no performance obligation to individual users. As a result, only taxi FMCs, individual drivers and corporate clients are considered the Company’s customers.

Principal vs. Agent Considerations

The Company evaluates the presentation of revenue on a gross versus net basis based on whether it acts as a principal by controlling the service provided to the passenger or whether it acts as an agent by enabling individual taxi drivers to interact directly with service users and provide the service to the passenger.

In its relationship with FMCs and individual drivers, the Company is not a principal. The Company enables drivers to obtain rides and receive payment for the rides through the use of the Company’s technology applications. While the Company facilitates setting the price for the rides, the driver and the rider have the discretion to accept the transaction price through the Company’s technology application. The Company is not responsible for fulfilling the transportation services being provided to the service user, nor does the Company have inventory risk related to these services. Accordingly, the Company acts as an agent in the transaction. The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not the gross amount collected from the service user.

The Company has exercised judgment in determining whether the Company is the principal or agent in transactions with corporate clients since the Company subcontracts FMCs or individual drivers to deliver the transportation service promised to corporate clients. The Company presents revenue on a gross basis based upon its conclusion that it controls the transportation service provided to corporate clients. In reaching this conclusion, the Company considered the following key facts and circumstances:

●	The Company controls the quality of transportation services promised to its corporate customers, such as prioritization of corporate rides, and setting quality and response requirements for FMCs and individual taxi drivers in order for them to be eligible to offer corporate rides.
●	The platform’s backend provides on-demand analytics and expense reporting capabilities to corporate clients, thus reducing their administrative costs. The Company considers this to be a significant part of the corporate client’s user experience.
●	The Company is contractually responsible for providing on-demand transportation services to corporate clients (in order to service corporate clients, the Company enters into an additional contract with FMCs pursuant to which the FMC is the service provider and the Company is the service recipient). In case of customer dissatisfaction, the Company, rather than FMCs or individual taxi drivers, must provide a remedy.
●	The Company is required to compensate FMCs and individual taxi drivers regardless of whether the corporate client accepts a ride or not; therefore, the Company has inventory risk.

The Company has full discretion in setting ride prices for corporate clients.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

For food delivery services provided to individual users, the Company is not a principal and reports only Yandex.Eats’s commission fees as revenue. For food delivery services performed by the Company and not the restaurant itself, the Company recognizes revenue gross of the amounts payable to third-party delivery agents as the Company has the primary responsibility for the fulfilment of the delivery service. Third-party delivery costs are recorded as cost of goods sold. In the regions where revenues exceed promotional discounts to users, the discounts are netted against revenues.

For the both of the ride-hailing services and food delivery services provided in the regions, where discounts to users exceed the related revenues, the excess is presented in sales, general and administrative expenses in the consolidated statements of income.

For car-sharing business the Company uses the provisions of ASС 842 Leases to account for its car fleet rental revenues and other related products and services. The Company recognizes car fleet rentals revenues when obligations under the terms of the contract with a customer are satisfied. Generally, this occurs evenly over the period of rental as the control over the promised services is transferred to the customer and associated benefits are consumed.

The Company recorded RUB 21,960 ($297.3) of promotional discounts to users and minimum fare guarantees in 2020 (RUB 19,095 in 2019 and RUB 14,311 in 2018), of which RUB 21,220 ($287.2) (RUB 17,202 in 2019 and RUB 11,574 in 2018) were netted against revenues and RUB 740 ($10.0) (RUB 1,893 in 2019 and RUB 2,737 in 2018) were presented in sales, general and administrative expenses.

Revenues from sales of goods

The Сompany’s revenues from sales of goods primarily consist of e-grocery revenues and revenues from devices and other goods sold.

E-grocery revenues are generated from the sale and delivery of consumer products to individual customers. Products are ordered through mobile application and then delivered from the Company’s hyperlocal dark stores. Revenue from e-grocery services is recognized when control of the goods is transferred to the customers, which generally occurs upon delivery.

The Company’s revenue from sale of devices and other goods is recognized once control over the goods has been transferred to the customer.

Other Revenue

The Company’s other revenue primarily consists of revenues from the Company’s media services.

The Company’s revenue from its media services is recognized over the period when the respective services are provided to users.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Cost of Revenues

Cost of revenues consists of traffic acquisition costs, cost of devices and other goods sold, Yandex.Drive car leases, gasoline costs and outsourced services such as insurance, maintenance and other services, cost of corporate taxi services, logistics, content acquisition costs, expenses associated with the operation of the Company’s data centers and other cost of revenues. Traffic acquisition costs consist of amounts ultimately paid to Yandex Advertising Network members and to certain other partners (“distribution partners”) who distribute the Company’s products or otherwise direct search queries to the Company’s websites. These amounts are primarily based on revenue-sharing arrangements with advertising network members and distribution partners. Traffic acquisition costs are expensed as incurred.

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company’s search engine and other Company’s services and technology platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff. Product development expenses mainly relate to the relatively minor upgrades and enhancements and are expensed as incurred.

Advertising and Promotional Expenses

The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2018, 2019 and 2020, promotional and advertising expenses totaled RUB 15,372, RUB 18,350 and RUB 19,734 ($267.1), respectively.

Social Security Contributions

The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. These contributions are expensed as incurred. In Russia, the amount was calculated using a regressive rate (from 14.0% to 4.0% for accredited IT companies and from 30.2% to 15.3% for other companies in 2020, 2019 and 2018) based on the annual compensation of each employee. The rates for 2021 remain the same for other companies (from 30.2% to 15.3%) and have been lowered for accredited IT companies to a range from 7.8% to 0.3%.

Share-Based Compensation

The Company grants share options, share appreciation rights (“SARs”), restricted share units (“RSUs”), performance share units (“PSUs”), “Synthetic Options” and business unit equity awards (together, “Share-Based Awards”) to its employees and consultants.

The Company estimates the fair value at the grant date of share options, SARs and business unit equity awards that are expected to vest using the Black-Scholes-Merton (“BSM”) pricing model and recognizes the fair value on a straight-line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying shares on the dates of grant. The fair value of PSUs and Synthetic Options is measured using the Monte-Carlo pricing model and is recognized on a straight-line basis over the requisite service period. This model incorporates assumptions such as stock price volatility, contractual terms, maturity, risk free rates and expected dividends.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever is higher for each reporting period.

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

The Company accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions that meet the more-likely-than-not recognition threshold, the Company recognize for the largest amount of tax benefit that is more likely than 50 percent likely to be realized. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of income. Accrued interest and penalties are presented in the consolidated balance sheets within other accrued liabilities, non-current or income and non-income taxes payable together with unrecognized tax benefits based on the timing of expected resolution.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2018, 2019 and 2020 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 4,841 as of December 31, 2019 and RUB 17,976 ($243.3) as of December 31, 2020 consists solely of cumulative foreign currency translation adjustment.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Noncontrolling Interests and Redeemable Noncontrolling Interests

Interests held by third parties in consolidated majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Company’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the consolidated balance sheets. The net income/(loss) attributable to noncontrolling interest reflects the share of the net income of the Company’s consolidated subsidiaries, in which there are either noncontrolling interests or redeemable noncontrolling interests.

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

Fair Value of Financial Instruments

Financial instruments carried on the balance sheets include cash and cash equivalents, term deposits, restricted cash, investments in equity securities, accounts receivable and funds receivable, loans to employees, accounts payable, convertible debt and accrued liabilities. The carrying amounts of cash and cash equivalents, short-term deposits, current restricted cash, accounts receivable and funds receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of those instruments.

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

Level 3— unobservable inputs that are supported by little of no market activities.

Term Deposits

Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non-current term deposits if the original maturities are more than one year.

Investments in Equity Securities

Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method. The Company records its share of the results of these companies within the loss from equity method investments line on the consolidated statements of income or as an adjustment to equity to reflect the Company’s share in the changes of the investee's capital. Investments in the non-marketable stock of entities in which the Company can exercise little or no influence are accounted for using the cost method. Both equity and cost method accounted investments are included in investments in the non-marketable equity securities line on the consolidated balance sheets.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company reviews its investments in equity securities for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of income and a new cost basis in the investment is established.

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

Accounts Receivable and Allowance for Credit Losses

The Company maintains an allowance for credit losses for expected uncollectible trade accounts receivable, which is recorded as an offset to accounts receivable, and changes in such amounts are classified as general and administrative expenses in the consolidated statements of income. The Company determined that the expected loss rates should be calculated using the historical loss rates adjusted for current market conditions and reasonable and supportable forecasts of future economic conditions such as changes in unemployment rates to inform adjustments to historical loss data. The historical rates are calculated for each of the aging categories used for pooling trade receivables. To determine the collected portion of each bucket, the collection time of each trade receivable is identified. To determine the appropriate allowance for expected credit losses, the Company considers certain historical information, credit quality indicators, such as aging, collection history, and creditworthiness of debtors. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues.

The Company has certain concentrations of outstanding trade receivables in international locations that impact the Company’s assessment of the credit quality of receivables. The Company monitors the macroeconomic and political environment in each of these locations in its assessment of the credit quality of trade receivables.

Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the weighted average method, and are valued at the lower of cost and net realizable value. The Company estimates the net realizable value of such inventories based on analysis and assumptions. A change to the carrying value of inventories is recorded to cost of revenues.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Capital expenditures incurred before property and equipment are ready for their intended use are capitalized as assets not yet in use.

Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	3.0-4.0 years
Infrastructure systems	3.0-10.0 years
Office furniture and equipment	3.0 years
Buildings	10.0-20.0 years
Land rights	50.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	2.0‑10.0 years

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

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its credit risk, term of the lease and total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term.

The Company determines lease payments related to the use of the underlying leased assets at lease commencement and lease modification dates. Based on the terms of the individual lease agreement, such lease payments may represent fixed payments (including in-substance fixed payments) or variable lease payments. Variable lease payments mainly relate to car leases for Yandex.Drive and represent mileage-based payments.

The Company accounts for lease concessions (rent discounts and rent deferrals) received as a result of the COVID-19 pandemic as if they were part of the enforceable rights and obligations in the original contracts by recognizing negative variable lease cost.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company separates its leases into property and car leases by their class of underlying assets. For property leases the Company separately accounts for lease and non-lease components based on the identifiable standalone price of such non-lease components and, as a result, allocates part of lease contract consideration to non-lease component and accounts for it separately. For car leases the Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

Operating leases are included in the other current assets and accounts payable and accrued liabilities lines for current leases and in the operating lease right-of-use assets and operating lease liabilities lines for non-current leases in the Company's consolidated balance sheets. Finance leases are included in the property and equipment, net, accounts payable and accrued liabilities lines for current leases and other accrued liabilities line for non-current leases in the Company's consolidated balance sheets.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the Company’s share of fair value of the net assets of acquired businesses. During the measurement period, which may be up to one year from the acquisition date, the Company may apply adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Goodwill is not subject to amortization but is tested for impairment at least annually.

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

The Company did not recognize any goodwill impairment for the years ended December 31, 2018 and 2020. In 2019, the Company recognized goodwill impairment in the amount of RUB 762 related to the acquisition of Food Party LLC as a result of the annual goodwill impairment test. The impairment was in the full amount of goodwill recognized at the Food Party LLC acquisition date and allocated to the Taxi segment.

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1.0 to 15.9 years, with a weighted-average life of 7.8 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.0-10.0 years
Customer relationships	2.0-15.9 years
Patents and licenses	3.0-6.8 years
Non-compete agreements	2.0-5.0 years
Trade names and domain names	2.0-10.0 years
Workforce	4.0 years
Supplier relationships	1.0-4.5 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Content assets

The Company licenses and produces content assets in order to offer users unlimited viewing or limited viewing of films and series (or titles) via subscription, transaction and advertising models. Most of the content license agreements are for a fixed fee. Payments for content assets, including additions to streaming assets and the changes in related liabilities, are classified within net cash from operating activities in the consolidated statements of cash flows. For licensed content assets, the Company recognizes the assets per content and records a corresponding liability at the gross amount of the liability when the license period begins and all the following conditions have been met:

●	the cost of the content asset is known or reasonably determinable;
●	the content asset is accepted in accordance with the conditions of agreement;
●	the content asset is available for its first streaming or showing.

Content which is licensed for less than a year is recognized as current content assets within the other current assets line and content which is licensed for a period of more than one year is recognized as non-current content assets on the consolidated balance sheets. Reclassification is not applied after initial classification to current content assets or non-current content assets.

For produced content, the Company capitalizes costs associated with content production, including development costs, direct costs and production overhead when incurred. These amounts are included in the non-current content assets line in the consolidated balance sheets. Produced content assets are expected to be amortized within four years after launch. For films and series predominantly monetized individually, the amortization of capitalized costs is based on the proportion of the film’s (or series’) revenues recognized for such period to the film’s (or series’) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s or series’ life cycle).

For the advertising model, the Company’s general policy is to amortize each content’s costs on a straight-line basis over its license period. For the subscription model, the Company’s general policy is to amortize each content asset based on the estimated number of future showings. For the transaction model, the Company’s general policy is to amortize each content asset based on the estimated viewing patterns. The Company amortizes content assets (licensed and produced) in the cost of revenues line on the consolidated statements of income. The Company reviews factors impacting the amortization of content assets on an ongoing basis.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company’s video business model is subscription-based, rather than based on revenues generated from the advertising or the transaction models. The principal content assets, both licensed and produced, are reviewed in aggregate at a film group level when an event or change in circumstances indicates a change in the expected usefulness of the content asset or that the fair value may be less than unamortized cost. To date, the Company has not identified any such event or changes in circumstances. If such changes are identified in the future, these aggregated content assets will be stated at the lower of unamortized cost or fair value.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued an ASU 2016-13 which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost to be presented at the net amount expected to be collected. This ASU replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted the standard effective January 1, 2020, using the modified retrospective method with a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption.

The following table presents the impact of adopting current expected credit losses on January 1, 2020 on the Company’s financial assets, retained earnings and non-redeemable NCI:

	December 31, 2019	Transition Adjustment	January 1, 2020
	RUB	RUB	RUB
Allowance:
Accounts receivable, net	17,832	(214)	17,618
Prepaid expenses	3,315	(12)	3,303
Other current assets	8,797	(43)	8,754
Long-term prepaid expenses	2,289	(28)	2,261

Retained Earnings
Decrease to retained earnings, pre-tax		(297)
Tax effect		49
Decrease to retained earnings, net of tax effect		(248)
Non-redeemable NCI effect of adoption		(16)

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). ASU 2019-12 removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. While the Company is continuing to assess the potential impacts of ASU 2019-12, it does not expect ASU 2019-12 to have a material effect, if any, on its financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021, and is currently evaluating the impact that the guidance will have on the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company is currently evaluating the impact that the guidance will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future financial statements.

2. NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the years ended December 31, 2018, 2019 and 2020 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2018, 2019 and 2020, was 3,016,826, 4,305,674 and 208,387, respectively. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the year ended December 31, 2018, because the effects were anti-dilutive.

The Company’s convertible notes due 2018 provided for a flexible settlement feature. In December 2018, the convertible debt matured and the Company repaid the convertible debt for cash.

The convertible notes due 2025 provide for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible notes due 2018 and 2025 were anti-dilutive in the years ended December 31, 2018 and 2020, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of basic and diluted net income per share were as follows:

	Year ended December 31,
	2018		2019		2020
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	40,595	5,389	11,349	1,477	22,811	308.7	2,701	36.6
Reallocation of net income as a result of conversion of Class B to Class A shares	5,389	—	1,477	—	2,701	36.6	—	—
Reallocation of net income to Class B shares	—	(136)	—	(38)	—	—	(103)	(1.4)
Dilution in Classifieds	—	—	(10)	—	(57)	(0.8)	—	—
Net income, allocated for diluted	45,984	5,253	12,816	1,439	25,455	344.5	2,598	35.2
Weighted average ordinary shares outstanding—basic	288,380,711	38,286,407	289,468,245	37,659,069	304,679,612	304,679,612	36,084,962	36,084,962
Dilutive effect of:
Conversion of Class B to Class A shares	38,286,407	—	37,659,069	—	36,084,962	36,084,962	—	—
Share-Based Awards	8,494,944	6,529	8,300,823	—	12,618,267	12,618,267	—	—
Weighted average ordinary shares outstanding—diluted	335,162,062	38,292,936	335,428,137	37,659,069	353,382,841	353,382,841	36,084,962	36,084,962
Net income per share attributable to ordinary shareholders:
Basic	140.77	140.77	39.21	39.21	74.87	1.01	74.87	1.01
Diluted	137.20	137.20	38.21	38.21	72.03	0.98	72.03	0.98

3. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2020

Yandex.Market

On June 23, 2020, the Company and Sberbank entered into a binding agreement to reorganize their joint ventures (see below Formation of Yandex.Market joint venture in 2018), Yandex.Market and Yandex.Money. On July 23, 2020, the Company completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) for RUB 42,000 ($568.5) and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money for approximately RUB 2,420 ($32.8). A net cash consideration of RUB 39,580 ($535.8) was paid by the Company to Sberbank. The acquisition was accounted for as a step-acquisition under business combination rules. Accordingly, the Company remeasured its previously held equity interest in Yandex.Market to fair value, in the amount of RUB 41,838 ($566.3), and recorded a gain of RUB 19,230 ($260.3). Fair value has been determined using a combination of the income and market approach. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement as defined by ASC 820. The most significant quantitative inputs used to measure the fair value based on the discounted cash flow methodology were the future revenue growth rates, projected adjusted earnings margins, terminal growth rate and discount rates. The inputs are based on the Company’s past experience and best estimates of future cash flows.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Set out below is the condensed balance sheet of Yandex.Market as of July 23, 2020, reflecting the allocation of the purchase price to net assets acquired:

July 23, 2020
ASSETS:	RUB
Cash and cash equivalents	6,206
Term deposits	11,200
Accounts receivable	1,719
Other current assets	5,336
Property and equipment	3,139
Intangible assets	12,655
Goodwill	51,836
Operating lease right-of-use assets	4,462
Other non-current assets	517
Total assets	97,070
LIABILITIES:
Accounts payable and accrued liabilities	5,708
Other current liabilities	800
Operating lease liabilities, non-current	4,213
Other non-current liabilities	1,971
Total liabilities	12,692
Total net assets acquired	84,378
Fair value of previously held equity interest	41,838
Fair value of the noncontrolling interest	47
Fair value of the redeemable noncontrolling interest	493
Total cash consideration for the acquisition	42,000
Total cash consideration from the sale of Yandex.Money	2,420
Net cash paid for the acquisition less consideration of the sale of Yandex.Money	39,580

Of the RUB 12,655 ($171.3) assigned to intangible assets, RUB 5,844 ($79.1) and RUB 1,747 ($23.7) relates to the acquired price comparison and marketplace platforms, respectively, included in content and software category (Note 9) that will be amortized over a period of 6.0 years and RUB 4,480 ($60.6) represents seller relationships included in customer relationships category (Note 9) that will be amortized over a period of 11.2 years. The Company used cost approach to determine the fair values of the price comparison and marketplace platforms and the income valuation approach to determine the fair value of the seller relationships. The most significant quantitative input used to determine the fair value of the price comparison platform was time in man-hours required to reconstruct the platform. The most significant quantitative inputs used to determine the fair value of the seller relationships were the future revenue growth rates, projected adjusted earnings margins and churn rate. The inputs are based on the Company’s past experience and best estimates of future cash flows.

The RUB 51,836 ($701.7) of goodwill was assigned to the Market reportable segment. The Company expects to achieve significant synergies with various Yandex services from deeper integration of Yandex.Market within the Yandex ecosystem. None of the goodwill is expected to be deductible for income tax purposes.

The results of operations of Yandex.Market contributed after acquisition for the period since July 24, 2020 to December 31, 2020 include revenue in the amount of RUB 13,867 ($187.7) and net loss in the amount of RUB 5,558 ($75.2).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following unaudited pro forma information presents the combined results of operations of the Company and Yandex.Market for the years ended December 31, 2019 and 2020 as if the acquisition of Yandex.Market completed as of January 1, 2019:

	2019	2020	2020
	RUB	RUB	$
Revenues	192,189	231,869	3,138.6
Net income	6,220	21,374	289.3

These amounts have been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex.Market to reflect amortization associated with intangibles acquired and related income tax results. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred as of January 1, 2019, nor are they indicative of future results of operations.

Yandex Self-Driving and Yandex.Drive Car-Sharing Businesses Restructuring

In September 2020, the Company and Uber International C.V. (“Uber”), a subsidiary of Uber Technologies Inc. completed the spin-off of the self-driving vehicles business (“Self-Driving Group”), from the Company’s subsidiary MLU B.V. to the Company. Simultaneously with the spin-off transaction, the Company invested a further $100.0 (RUB 7,607 as of the date of the transaction) in the form of equity and $50.0 (RUB 3,804 as of the date of the transaction) in the form of a convertible loan into Self-Driving Group. The Company also purchased a portion of Uber’s stake in Self-Driving Group. The Company also restructured the ownership of the Yandex.Drive car-sharing business from the Company to MLU B.V. Financial results of the restructuring were recorded directly in the Company’s equity.

Immediately after the restructuring, Yandex Self-Driving Group (“Yandex SDG”) was owned by the Company and Uber with respective ownership of 72.8% and 18.6%, while the remaining shares are reserved for Yandex SDG management and employees. MLU B.V., including the Yandex.Drive car-sharing business, was owned by Yandex and Uber with their respective ownership of 61.7% and 33.5%, while the remaining shares are reserved for management and employees of the MLU business.

Other

During the year ended December 31, 2020, the Company completed other acquisitions for total consideration of approximately RUB 529 ($7.2), including cash consideration of RUB 450 ($6.1) and fair value of consideration of
RUB 79 ($1.1). In aggregate, RUB 26 ($0.4) was cash acquired, RUB 253 ($3.4) was attributed to intangible assets, RUB 234 ($3.2) was attributed to goodwill, RUB 28 ($0.4) was attributed to other net current assets assumed and RUB 12 ($0.2) was attributed to deferred tax liabilities. Goodwill is mainly attributable to the Search and Portal reportable segment and primarily arises due to specific synergies that result from the integration with the existing operations of other businesses or technologies of the Company.

The result of operations for the periods prior to the other acquisitions would not have been materially impacted by these acquisitions. Accordingly, no pro forma financial information is presented.

Acquisitions in 2019

TheQuestion

In March 2019, the Company completed the acquisition of assets and assumption of liabilities of Znanie Company Limited (Cyprus) and its two subsidiaries, Znanie Development Company Limited (Cyprus) and Znanie LLC

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

(Russia) (“TheQuestion”). TheQuestion is an internet-based question-and-answer social network. The primary purpose of the acquisition of TheQuestion was to enlarge the database of answers to specific search queries and to enhance the quality of search results provided by Yandex’s Search portal. The fair value of the consideration transferred totaled RUB 384, including cash consideration of RUB 351 and deferred consideration of RUB 33. The deferred consideration arrangement requires the Company to pay additional cash consideration to the former investors within a four-year period. No additional consideration has been paid to date. The Company accounted for the acquisition as a business combination.

Set out below is the condensed balance sheet of TheQuestion as of March 11, 2019, reflecting an allocation of the purchase price to net assets acquired:

March 11, 2019
RUB
ASSETS:
Intangible assets	113
Other current assets	5
Goodwill	295
Total assets	413
Current liabilities	6
Deferred tax liabilities	23
Total liabilities	29
Net assets	384
Total purchase consideration	384

The RUB 295 assigned to goodwill is attributable to the Search and Portal reportable segment and is primarily attributable to expected synergies that result from convergence with TheQuestion’s unique question-and-answer data. RUB 113 assigned to intangible assets relates to software that were amortized over a period of 1 year.

The results of operations of TheQuestion for the period prior to the acquisition would not have had a material impact on the Company’s results of operations for the year ended December 31, 2018. Accordingly, no pro forma financial information is presented.

Acquisitions in 2018

Uber

In February 2018, the Company and Uber completed the combination of Yandex.Taxi Holding B.V. with several Uber legal entities into MLU B.V., a Dutch private limited liability company. The Company and Uber each contributed their legal entities operating the ride-hailing and food delivery businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus and Georgia, and $100.0 (RUB 5,722 as of the date of acquisition) and $225.0 (RUB 12,874 as of the date of acquisition) in cash, respectively. The merger was accounted for as a business combination.

Immediately after the completion of the transaction, Uber Technologies Inc. transferred 1,527,507 of its Class A Common Shares to the Company in exchange for additional 2.03% in the share capital of MLU B.V. At the same time, Uber Technologies Inc. entered into an arrangement with the Company to hold an option to repurchase these shares after the 3-year period from the one-year anniversary of deal close, while the Company has an option to sell these shares to Uber. This option was exercised in the year 2019.

As a result of the above transactions, 61.00% of the share capital of the combined entity was held by the Company, 37.96% by Uber and 1.04% by the employees of the MLU business based on the total number of outstanding shares.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Сompany recognized RUB 482 of acquisition related costs that were expensed in the year ended December 31, 2018. These costs are recorded in sales, general and administrative expenses in the consolidated statements of income.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Set out below is the condensed balance sheet of Edadeal as of October 5, 2018, reflecting the allocation of the purchase price to net assets acquired:

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

financial information is presented. The results of operations of Edadeal did not have a material impact on the Company’s results of operations for the year ended December 31, 2018.

Formation of Yandex.Market joint venture in 2018

Yandex.Market

On April 27, 2018, the Company and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000. From that date until July 23, 2020, each of the Company and Sberbank held an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. The Company retained a noncontrolling interest and significant influence over Yandex.Market's business. Accordingly, Yandex.Market's results of operations before the transaction were classified within continuing operations.

On April 27, 2018, the Company deconsolidated Yandex.Market from the Company’s consolidated financial results and through July 23, 2020 accounted for its investment under the equity method within the investments in non-marketable equity securities line in the consolidated statements of income, initially at fair value of RUB 29,985. It resulted in a gain on the deconsolidation in the amount of RUB 28,244. Fair value was determined using valuation techniques such as discounted cash flows. From April 28, 2018 till July 23, 2020, the Company recorded a share of Yandex.Market’s financial results within the loss from equity method investments line in the consolidated statements of income.

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

4. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
Cash	35,829	60,006	812.3
Cash equivalents:
Bank deposits (1)	20,192	72,369	979.6
Investments in money market funds	3	4	0.1
Other cash equivalents	391	19	0.2
Total cash and cash equivalents	56,415	132,398	1,792.2
(1)	Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the year ended December 31, 2020. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

The financial assets measured at amortized cost primarily consist of trade accounts receivable. In developing the trade accounts receivable portfolio, the Company pooled certain assets with similar credit risk characteristics based on the nature of customers, policies used to grant credit terms and their historical and expected credit loss patterns. Financial assets that do not share risk characteristics with other financial assets were evaluated separately. The Company manages trade receivables using delinquency as a key credit quality indicator.

Trade Accounts Receivable, Net

Trade accounts receivable as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
Trade accounts receivable - third parties	18,345	27,238	368.7
Trade accounts receivable - related parties (Note 18)	302	—	—
Allowance for credit losses	(815)	(1,798)	(24.3)
Total accounts receivable, net	17,832	25,440	344.4

Movements in the allowance for expected current credit losses on trade receivables for the years ended December 31, 2019 and 2020 were as follows:

	2019	2020	2020
	RUB	RUB	$
Balance at the beginning of the period	670	815	11.0
Adoption of ASU No. 2016-13 (Note 1)	—	214	2.9
Current period provision for expected credit losses	311	865	11.7
Write-off	(166)	(179)	(2.4)
Foreign exchange difference	—	83	1.1
Balance at the end of the period	815	1,798	24.3

Accounts receivable balances are considered past due when payment has not been received by the date indicated on the relevant invoice or based on agreed upon terms between the customer and the Company. The Company considers the performance of the customer receivables portfolio and its impact on allowance for credit losses. The Company also evaluates the credit quality based on the aging status and payment activity.

The Company’s past due receivables exceeding one year were in amount of RUB 1,063 ($14.4) as of December 31, 2020.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other Current Assets

Other current assets as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
VAT reclaimable	3,879	7,573	102.5
Prepaid income tax	1,321	1,484	20.1
Loans to employees	998	1,238	16.8
Other receivables	1,009	819	11.1
Loans granted to third parties	328	528	7.1
Current content assets	395	499	6.8
Interest receivable	409	426	5.8
Prepaid other taxes	107	148	2.0
Restricted cash	22	29	0.3
Loans granted to related parties (Note 18)	5	6	0.1
Other	324	200	2.7
Total other current assets	8,797	12,950	175.3

The loans granted to third parties as of December 31, 2020 represent RUB denominated loans bearing interest of 3%-12% which are expected to be fully repaid in 2021–2025, along with accrued interest.

The accrued interest receivable as of December 31, 2019 and 2020 was in the amount of RUB 415 and RUB 426 ($5.8), respectively, and is reflected in other current and non-current assets within the Company’s consolidated balance sheets and excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the twelve months ended December 31, 2019 and 2020.

Other Non-current Assets

Other non-current assets as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
Loans to employees	2,763	3,855	52.2
VAT reclaimable	820	718	9.7
Contract assets	—	234	3.2
Loans granted to related parties (Note 18)	38	32	0.4
Restricted cash	16	19	0.3
Loans granted to third parties	37	18	0.2
Interest receivable	6	—	—
Other non-current assets	14	17	0.2
Total other non-current assets	3,694	4,893	66.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
Yandex.Market B.V.	25,075	—	—
Yandex.Money	2,132	—	—
Unaffiliated technology companies	447	636	8.6
Venture capital funds	419	499	6.8
Total investments in non-marketable equity securities	28,073	1,135	15.4

In March 2020, the Company purchased 49% of the shares of II-Technologies that were subsequently sold in August 2020. In December 2020, the Company invested RUB 108 ($1.5) in a company specializing in genetic tests and analyses.

In July 2020, the Company completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money. As a result of the divestment of Yandex.Money, other non-operating loss in the amount of RUB 926 ($12.5) was recognized. For more details on the transaction refer to Note 3.

Prior to these transactions the Company accounted for its investments in Yandex.Market and Yandex.Money under the equity method. The Company recorded its share of the results of Yandex.Money in the amount of net income of RUB 464, RUB 455 and RUB 316 ($4.3) and its share of the results of Yandex.Market in the amount of net loss of RUB 576, RUB 4,330 and RUB 2,470 ($33.4) for the years ended December 31, 2018, 2019 and 2020, respectively, within the loss from equity method investments line in the consolidated statements of income.

Summarized Financial Information of Yandex.Market B.V.

The following table presents summarized information about the assets and liabilities of the Company’s equity method investee Yandex.Market B.V. as of December 31, 2019:

2019
RUB
Current assets	30,136
Non-current assets	6,297
Current liabilities	7,448
Non-current liabilities	5,140

The following table presents summarized information about the results of operations of Yandex.Market B.V. for the period from the deconsolidation of Yandex.Market B.V. through December 31, 2018, for the year ended December 31, 2019 and for the period of 2020 prior to the consolidation of Yandex.Market (Note 3):

	2018*	2019	2020**	2020
	RUB	RUB	RUB	$
Total revenues	6,196	19,370	14,964	202.6
Total operating expenses	(8,026)	(28,900)	(19,990)	(270.6)
Net loss	(611)	(7,777)	(4,514)	(61.1)

* From April 28 through December 31, 2018

** From January 1 through July 23, 2020

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2019 and 2020 comprised the following:

	2019	2020	2020
	RUB	RUB	$
Trade accounts payable and accrued liabilities - third parties	21,443	30,647	414.8
Trade accounts payable and accrued liabilities - related parties (Note 18)	11	—	—
Operating lease liabilities, current (Note 8)	10,603	8,620	116.7
Salary and other compensation expenses payable/accrued to employees	2,459	4,046	54.8
Finance lease liability, current (Note 8)	462	321	4.3
Total accounts payable and accrued liabilities	34,978	43,634	590.6

Other Income/(Loss), Net

The following table presents the components of other income/(loss), net for the periods presented:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Foreign exchange gains/(losses)	1,169	(1,294)	2,835	38.4
Other	(39)	94	(431)	(6.0)
Total other income/(loss), net	1,130	(1,200)	2,404	32.4

Income and non-income taxes payable

The Income and non-income taxes payable line of consolidated balance sheets includes income taxes payable in the amount of RUB 418 and RUB 454 ($6.1) as of December 31, 2019 and 2020, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

Reclassifications of losses out of accumulated other comprehensive income for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Location	2018	2019	2020	2020
		RUB	RUB	RUB	$
Foreign Currency Translation Adjustment, net of tax of nil	Other income/(loss), net	—	—	893	12.1

For the year ended December 31, 2020, the reclassifications resulted from the sale of a 25% plus one ruble interest in the charter capital of Yandex.Money (Note 4, Investments in Non-Marketable Equity Securities).

5. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The fair value of derivative instruments as of December 31, 2019 and 2020 was as follows:

	Balance Sheet Location	2019	2020	2020
		RUB	RUB	$
Foreign exchange contracts	Other non-current assets	14	—	—
Total derivative assets		14	—	—
Foreign exchange contracts	Other accrued liabilities	1	—	—
Total derivative liabilities		1	—	—

The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2018, 2019 and 2020 amounted to losses of RUB 1, RUB 98 and RUB 1,590 ($21.5), respectively and presented within the foreign exchange (gains)/losses line in the Company's consolidated statements of cash flows.

The Company used non-derivative financial instruments to protect the Company from the risk that U.S. dollar-denominated purchases of its servers and network equipment will be adversely affected by changes in the exchange rates and to avoid volatility of balances related to property and equipment, net on the consolidated balance sheets. In the first and third quarters of 2019, the Company designated $108.3 (RUB 7,010 at the exchange rate as of the dates of designation) of its U.S. dollar-denominated deposits with a third-party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitments on purchases of its servers and network equipment. As of December 31, 2019, these deposits were used in the full amount. No such deposits were placed during the year ended December 31, 2020.

6. FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2019 and 2020, including those measured at fair value on a recurring basis, consisted of the following:

	As of December 31, 2019				As of December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Derivative contracts (Note 5)	—	14	—	14	—	—	—	—	—
Restricted cash (Note 4)	38	—	—	38	48	—	—	48	0.6
Loans to employees (Note 4)	—	3,804	—	3,804	—	5,131	—	5,131	69.5
Loans granted (Note 4)	—	365	—	365	—	546	—	546	7.3
	38	4,183	—	4,221	48	5,677	—	5,725	77.4
Liabilities:
Convertible debt (Note 13)	—	—	—	—	—	119,739	—	119,739	1,620.8
Derivative contracts (Note 5)	—	1	—	1	—	—	—	—	—
Redeemable noncontrolling interests (Note 15)	—	—	14,246	14,246	—	—	3,167	3,167	42.9
	—	1	14,246	14,247	—	119,739	3,167	122,906	1,663.7

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the years ended December 31, 2018, 2019 and 2020.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 2,897, RUB 2,755 and RUB 3,279 ($44.4) in 2018, 2019 and 2020, respectively. Such amounts are included in interest income in the consolidated statements of income.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

combinations (Note 3).

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
Servers and network equipment	59,409	74,478	1,008.2
Land and buildings	16,133	18,587	251.6
Infrastructure systems	9,537	14,343	194.2
Office furniture and equipment	4,843	5,847	79.1
Finance lease right-of-use assets (Note 8)	1,680	3,858	52.2
Leasehold improvements	1,980	3,087	41.8
Other equipment	1,607	3,152	42.7
Assets not yet in use	3,778	5,817	78.7
Total	98,967	129,169	1,748.5
Less: accumulated depreciation	(51,111)	(67,397)	(912.3)
Total property and equipment, net	47,856	61,772	836.2

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 98 and RUB 85 ($1.2) as of December 31, 2019 and 2020, respectively.

Depreciation expenses related to property and equipment for the years ended December 31, 2018, 2019 and 2020 amounted to RUB 9,833, RUB 12,164 and RUB 13,862 ($187.6), respectively.

8. LEASES

The Company had operating leases for corporate offices, parking spots and leases for cars used in the Yandex.Drive service. The Company’s leases have remaining lease terms of 1 to 5 years, some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Total operating lease cost	5,466	9,195	9,643	130.5
Total variable lease cost	—	—	2,039	27.6
Finance lease cost:
Amortization of right-of-use assets	3	174	348	4.7
Interest on lease liabilities	1	75	134	1.8
Total finance lease cost	4	249	482	6.5

Variable lease payments mainly related to car leases for Yandex.Drive and represent mileage-based payments introduced in 2020.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Supplemental balance sheet information related to leases was as follows:

	2019	2020	2020
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	21,218	20,800	281.6
Operating lease liabilities – current (Note 4)	10,603	8,620	116.7
Operating lease liabilities – non-current	10,841	12,830	173.7
Total operating lease liabilities	21,444	21,450	290.4

Finance lease liabilities – current (Note 4)	462	321	4.3
Finance lease liabilities – non-current	1,094	3,387	45.9
Total finance lease liabilities	1,556	3,708	50.2

Maturities of lease liabilities were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ended December 31,
2021	9,728	131.7	550	7.4
2022	5,202	70.4	528	7.1
2023	3,046	41.2	546	7.4
2024	2,400	32.5	570	7.7
2025	872	11.8	542	7.3
Thereafter	3,436	46.5	2,062	28.0
Total lease payments	24,684	334.1	4,798	64.9

Less imputed interest	(3,234)	(43.7)	(1,090)	(14.7)
Total	21,450	290.4	3,708	50.2

Information about weighted-average remaining lease term is presented below:

	2019	2020
Weighted average remaining lease term, years
Operating leases	2.6	4.2
Finance leases	7.3	8.0

Information about weighted-average discount rate is presented below:

	2019	2020
Weighted average discount rate, %
Operating leases	7.3%	6.2%
Finance leases	8.9%	6.4%

The Company recognized sublease income of RUB 1,473, RUB 7,544 and 8,525 RUB ($115.4) for the years ended December 31, 2018, 2019 and 2020, respectively, presented within the revenues line in the consolidated statements of income.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2020, the Company had additional finance leases in respect of expanding the Company's logistics infrastructure that have not yet commenced with undiscounted future minimum lease payments totalling RUB 9,406 ($127.3). These finance leases will commence in fiscal year 2021 with lease terms of 20 years.

9. GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill were as follows:

	Search and Portal	Taxi	Yandex. Market	Classifieds	Media Services	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2019
Gross amount of goodwill	2,228	43,682	—	5,188	2,140	53,238	—
Accumulated impairment loss	—	—	—	—	(576)	(576)	—
	2,228	43,682	—	5,188	1,564	52,662	—
Acquisitions (Note 3)	295	—	—	—	—	295	—
Impairment	—	(762)	—	—	—	(762)	—
Foreign currency translation adjustment	4	—	—	6	—	10	—

Balance as of December 31, 2019
Gross amount of goodwill	2,527	43,682	—	5,194	2,140	53,543	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,527	42,920	—	5,194	1,564	52,205	706.7
Acquisitions (Note 3)	192	42	51,836	—	—	52,070	704.7

Balance as of December 31, 2020
Gross amount of goodwill	2,719	43,724	51,836	5,194	2,140	105,613	1,429.6
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	(18.1)
	2,719	42,962	51,836	5,194	1,564	104,275	1,411.5

As a rule, goodwill is non-deductible for income tax purposes for business combinations.

Intangible assets, net of amortization, as of December 31, 2019 and 2020 consisted of the following intangible assets:

	2019			2020
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	3,291	(1,233)	2,058	3,575	(1,796)	1,779	24.1
Customer relationships	6,108	(1,180)	4,928	10,651	(1,793)	8,858	119.9
Content and software	1,153	(832)	321	8,905	(1,445)	7,460	101.0
Supplier relationships	12	(12)	—	120	(18)	102	1.4
Workforce	276	(276)	—	276	(276)	—	—
Patents and licenses	52	(44)	8	52	(52)	—	—
Non-compete agreements	41	(40)	1	41	(41)	—	—
Total acquisition-related intangible assets:	10,933	(3,617)	7,316	23,620	(5,421)	18,199	246.4
Other intangible assets:
Technologies and licenses	7,316	(4,839)	2,477	7,709	(4,840)	2,869	38.8
Assets not yet in use	572	—	572	774	—	774	10.5
Total other intangible assets:	7,888	(4,839)	3,049	8,483	(4,840)	3,643	49.3
Total intangible assets	18,821	(8,456)	10,365	32,103	(10,261)	21,842	295.7

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2018, 2019 and 2020 were RUB 1,007, RUB 1,179 and RUB 1,924 ($26.1) respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Trade names and domain names in the amount of RUB 2,115 and customer relationships in the amount of RUB 5,142 represent intangible assets acquired in 2018 under the transaction with Uber (Note 3).

Amortization expenses of other intangible assets for the years ended December 31, 2018, 2019 and 2020 were RUB 1,297, RUB 1,434 and RUB 1,901 ($25.7), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets subject to amortization as of December 31, 2020 is as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2021	2,872	1,109	3,981	53.9
2022	2,732	941	3,673	49.7
2023	2,511	523	3,034	41.1
2024	2,431	236	2,667	36.1
2025	2,018	60	2,078	28.1
Thereafter	5,635	—	5,635	76.3
Total	18,199	2,869	21,068	285.2

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 20% for the years ended December 31, 2018, 2019 and 2020. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in the years ended December 31, 2018, 2019 and 2020.

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

Income tax expense for the years ended December 31, 2018, 2019 and 2020 consisted of the following:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Current tax expense —Russia	8,220	9,052	12,421	168.1
Current tax expense/(benefit) —Netherlands	1,672	563	(119)	(1.6)
Current tax expense—other	573	196	68	0.9
Total current tax expense	10,465	9,811	12,370	167.4
Deferred tax (benefit)/expense - Russia	(1,656)	1,351	1,219	16.5
Deferred tax (benefit)/expense - Netherlands	(270)	418	(719)	(9.7)
Deferred tax (benefit)/expense-other	(338)	76	185	2.5
Total deferred tax (benefit)/expense	(2,264)	1,845	685	9.3
Total income tax expense	8,201	11,656	13,055	176.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of income before income tax expense for the years ended December 31, 2018, 2019 and 2020 were as follows:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Income before income tax expense —Russia	33,392	38,626	40,332	545.9
Income/(loss) before income tax expense —Netherlands	17,665	(16,916)	(3,348)	(45.3)
Income before income tax expense —other	1,402	1,145	220	3.0
Total income before income tax expense	52,459	22,855	37,204	503.6

The amount of income/(loss) before income tax expense in the Netherlands in the years ended December 31, 2018 and 2020 included gains from deconsolidation and consolidation of Yandex.Market (Note 3) in the amounts of RUB 28,244 and RUB 19,230 ($260.3) respectively, which were non-taxable.

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense was as follows for the years ended December 31, 2018, 2019 and 2020:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Expected expense at Dutch statutory income tax rate of 25%	13,115	5,714	9,301	125.9
Effect of:
Tax on inter-company dividends	802	764	936	12.7
Non-deductible share-based compensation	1,638	2,464	3,932	53.2
Other expenses not deductible for tax purposes	721	1,908	1,921	26.0
(Reversal)/accrual of unrecognized tax benefit	(102)	319	121	1.6
Reversal of prior year unrecognized tax benefit accrual following tax audits	—	(417)	—	—
Equity method loss of Yandex.Market	73	1,088	618	8.4
Effect of deconsolidation/consolidation of Yandex.Market	(7,061)	—	(4,807)	(65.1)
Difference in foreign tax rates	(1,832)	(2,381)	(2,244)	(30.4)
Change in valuation allowance	850	2,285	3,428	46.4
Other	(3)	(89)	(151)	(2.0)
Income tax expense	8,201	11,656	13,055	176.7

Movements in the valuation allowance were as follows:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Balance at the beginning of the period	(922)	(1,730)	(3,810)	(51.6)
Charged to expenses	(850)	(2,285)	(3,428)	(46.4)
Foreign currency translation adjustment	42	205	(272)	(3.7)
Acquisition-related change	—	—	(1,094)	(14.8)
Other	—	—	764	10.4
Balance at the end of the period	(1,730)	(3,810)	(7,840)	(106.1)

As of December 31, 2019 and 2020, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 121 and RUB 157 ($2.1), respectively, as a component of other accrued liabilities, non-current and RUB 52 and none, respectively, as a component of prepaid income tax in the other current assets line. As of December 31, 2019 and 2020, RUB 439 and RUB 427 ($5.8), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of income tax expense in the years ended December 31, 2018, 2019 and 2020 resulted in a benefit of RUB 50 and expenses of RUB

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

106 and RUB 24 ($0.3), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits was as follows:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Balance at the beginning of the period	290	239	439	5.9
Increases related to prior years tax positions	9	155	53	0.7
Decreases related to prior years tax positions	(111)	(11)	(61)	(0.8)
Increases related to current year tax positions	51	56	105	1.5
Settlements	—	—	(109)	(1.5)
Balance at the end of the period	239	439	427	5.8

Temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities and carryforwards gave rise to the following deferred tax assets and liabilities as of December 31, 2019 and 2020:

	2019	2020	2020
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	2,977	3,985	53.9
Net operating loss carryforward	3,452	10,214	138.3
Intangible assets	606	946	12.8
Property and equipment	464	468	6.3
Content assets	—	59	0.8
Operating lease liabilities	4,572	3,407	46.1
Finance lease liabilities	306	180	2.4
Other	75	159	2.2
Total deferred tax asset	12,452	19,418	262.8
Valuation allowance	(3,810)	(7,840)	(106.1)
Total deferred tax asset, net of valuation allowance	8,642	11,578	156.7
Deferred tax liability
Convertible debt discount	—	(2,081)	(28.2)
Property and equipment	(1,937)	(2,570)	(34.8)
Intangible assets	(1,480)	(3,627)	(49.1)
Content assets	(155)	(652)	(8.8)
Unremitted earnings	(953)	(1,875)	(25.4)
Deferred expenses	(148)	(165)	(2.2)
Allowance for doubtful accounts	(25)	(3)	—
Operating lease assets	(3,651)	(2,319)	(31.5)
Finance lease assets	(328)	(119)	(1.6)
Other	(69)	(366)	(4.9)
Total deferred tax liability	(8,746)	(13,777)	(186.5)
Net deferred tax liability	(104)	(2,199)	(29.8)
Net deferred tax assets	1,847	1,639	22.2
Net deferred tax liabilities	(1,951)	(3,838)	(52.0)

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2020, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 7,757 ($105.0), of which tax losses in the amount of RUB 3,501 were generated before January 1, 2019. For Dutch corporate tax purposes tax losses incurred in 2018 and earlier will start to expire in 2025 and may be set against taxable profit up to and including 2027. Tax losses arising beginning on or after January 1, 2019 may be carried forward for 6 years, i.e., will expire between 2025 and 2026. As of December 31, 2020, a benefit of RUB 402 ($5.4) related to the Dutch NOLs described above would be recorded by the Company in additional paid-in capital if and when realized.

As of December 31, 2020, the Company had NOLs for Russian income tax purposes of RUB 30,568 ($413.8) which have an indefinite term of carryforward. Russian income tax law also specifies that the tax base for 2021 may be reduced by 50% maximum of tax losses carried forward.

As of December 31, 2020, the Dutch entities of the Company (other than Yandex N.V. described above) also had NOLs for Dutch income tax purposes of RUB 7,009 ($94.9). For Dutch corporate tax purposes tax losses incurred in 2018 and earlier in the amount of RUB 4,878 will start to expire in 2024 and may be set against taxable profit up to 2027. Tax losses arising beginning on or after January 1, 2019 may be carried forward for 6 years, i.e., will expire between 2025 and 2026.

NOLs for other jurisdictions income tax purposes amounted to RUB 4,303 ($58.2) and RUB 2,669 as of December 31, 2020 and 2019 respectively were mainly related to Turkeу, Israel and Switzerland.

The Company has accrued for 5% dividend withholding tax on the portion of the current year profit of the Company’s principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of December 31, 2020, the amount of unremitted earnings upon which dividend withholding taxes were not provided was approximately RUB 101,225 ($1,370.2). The Company estimated that the amount of the unrecognized deferred tax liability which would become payable by the Company in case of a dividend distribution related to those earnings was approximately RUB 5,061 ($68.5).

The tax years 2018-2020 remain open for examination by the Russian tax authorities with respect to all Russian subsidiaries. The tax authorities did not appoint tax audit for the year 2017 in 2020. The year 2017 is now closed for the tax audit due to statute of limitation expiration.

The tax years 2015-2020 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

11. CONTENT ASSETS

Content assets as of December 31, 2019 and 2020 consisted of the following:

	2019	2020	2020
	RUB	RUB	$
Licensed content, net	2,992	5,882	79.6
Produced content, net
Released, less amortization	101	844	11.4
Completed and not released	—	116	1.6
In production and in development	597	1,121	15.2
Total	3,690	7,963	107.8
Less current content assets, net	395	499	6.8
Non-current content assets, net	3,295	7,464	101.0

The following table represents the amortization of content assets:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	2018	2019	2020	2019
	RUB	RUB	RUB	$
Licensed content	180	1,045	2,625	35.5
Produced content	4	122	388	5.3
Total amortization of content assets	184	1,167	3,013	40.8

As of December 31, 2020, the portion of the costs of completed and not released films that the Company expects to amortize during the twelve months are RUB 35 ($0.5).

As of December 31, 2020, the estimated amortization expense of unamortized cost of content assets over the next three years is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
2021	3,541	146	3,687	49.9
2022	1,309	251	1,560	21.1
2023	626	300	926	12.5
Total	5,476	697	6,173	83.5

12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company has entered into purchase commitments for streaming content with future payments, excluding value added tax, amounting to RUB 1,611 ($21.8) in 2021, RUB 1,797 ($24.3) in 2022, RUB 254 ($3.4) in 2023 and nil in 2024 and thereafter. The Company has also entered into purchase commitments for other goods and services with future payments, excluding value added tax, amounting to RUB 3,042 ($41.2) in 2021, RUB 1,298 ($17.6) in 2022, RUB 1,144 ($15.5) in 2023, RUB 717 ($9.7) in 2024, RUB 305 ($4.1) in 2025 and RUB 1,001 ($13.5) in 2026 and thereafter. U.S. dollar amounts have been translated into RUB at a rate of RUB 73.8757 to $1.00, the official exchange rate quoted as of December 31, 2020 by the Central Bank of the Russian Federation.

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will have no material adverse effect on the financial condition, results of operations or liquidity of the Company.

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. Losses that are reasonably possible and can be estimated are disclosed. Significant judgment is required to determine both likelihood of there being and the estimated amount of a loss related to such matters. As of December 31, 2019 and 2020, the Company recorded corresponding liabilities of RUB 16 and RUB 39 ($0.5) respectively, in accounts payable and accrued liabilities line on the consolidated balance sheets for all of its legal matters that were probable and reasonably estimable.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2020, the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 2,617 ($35.4) and include, among others, employment-related claims, data and privacy matters, claims for compensation in connection with car accidents in the Taxi segment, claims for termination of contracts, and other matters. The Company has not recognized a liability in respect of those claims because the management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. Approximately RUB 427 ($5.8) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 84 ($1.1) and interest of RUB 73 ($1.0). As of December 31, 2020, except for the income tax contingencies described above, the Company accrued RUB 382 ($5.2) for contingencies related to non-income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2020, the Company estimated such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 14,921 ($202.0).

The 2020 year turned out to be extremely difficult for the global economy and financial markets mainly because of the outbreak of the coronavirus disease, COVID-19. The Russian economy has also suffered from the pandemic, especially during the first wave, which began at the end of March and peaked in the beginning of May (in terms of the number of new cases). In order to curb the spread of the disease, the Russian government announced a non-working month in April and required the closure of all public places (parks, restaurants, cultural and sports establishments), which had a significant negative impact on all macroeconomic indicators, business activity and consumer confidence. During the second wave (which began in late September), no large-scale restrictions were imposed (except for certain high-risk groups of the population), but nevertheless, most people continued to work and study remotely, while working hours of restaurants and access to cultural and sports events were limited. Some of the restrictions were eased in early 2021.

According to the statistical office of the Russian Federation (Rosstat), real GDP in Russia was down 3.1% in 2020, on the back of a similar decline in domestic and external demand. The peak decline was in Q2 with GDP down 8%, followed by a less severe declines in Q3 and Q4. On the domestic side, household consumption contributed the most to the contraction as it declined by 8.6% (mostly due to the nature of the anti-COVID restrictions), while fixed investments was down by 6.2%. Higher public spending, driven by the response to the spread of the pandemic, and the need to support the economy amidst lower oil/gas revenues, worsened the fiscal stance: the federal budget registered a deficit of RUB 4.1 trillion (3.8% of GDP), compared to a surplus of RUB 1.9 trillion in 2019 (1.8% of GDP).

The effects of the pandemic and the economic fallout were widespread, but particularly reflected in unemployment rates, a sharp decline in business activity, business closures and, as a result, declines in household incomes and consumer confidence. According to Rosstat, in 2020 the unemployment rate in Russia reached the highest level in 10 years and rose from 4.6% to 5.9%. Real disposable incomes of the population decreased by approximately 3.5% in 2020. The peak of the decline occured in Q2 with real income declining 8%, followed by a subsequent recovery in Q3 and Q4 to a decline of 5.3% and 1.7% respectively. Cumulatively, the real disposable income declined 10.6%

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

since 2014 (driven by negative growth in 2015-2016 and 2020 as well as flattish trends in 2018 and +1% growth in 2019).

The OPEC+ decision to delay the easing of production cuts in February and March supported oil prices during 2020. After a sharp decrease in Q1, the Brent oil price increased and stabilized at the level of around 45 USD per barrel in June-October. A solid recovery, which started in November, has continued into 2021, with Brent oil prices rising to over 65 USD per barrel in March 2021. The Russian ruble significantly fluctuated throughout the year, with the exchange rate at 62 rubles per USD at the beginning of the year, the peak level at 80 rubles per USD (in March and in October 2020) and then a stabilization at 74-75 rubles per USD in the end of the year. Overall, the Russian ruble depreciated by 19% against USD during 2020.

The Central Bank of Russia responded quickly to the situation and continued its accommodative policy by cutting the key rate from 6.25% to 4.25%. The entire reduction was carried out during the first 7 months of 2020 as a supportive measure for the pandemic crisis. Inflation amounted to 4.91% for the year 2020 compared to 3.04% in 2019.

All these factors among others contributed to the 4% reduction in the online advertising market in 2020 (based on AKAR data). Notably, the digital advertising market has outperformed other formats and increased by 4% in 2020. Online advertising has increased its share in the total advertising market from 49.4% in 2019 to 53.4% in 2020.

In 2020, the balance of trade and capital flows were significantly impacted by declining oil prices, weaker global demand for exported goods and services, significant volatility in financial markets and increased geopolitical risks. The current account surplus was $32.5 billion (or 2.2% of GDP), but less than $64.8 billion in 2019. Capital outflows from the private sector increased from $22.1 billion in 2019 to $47.8 billion. During the most acute period of the pandemic in the second quarter of 2020, capital outflows were relatively moderate ($11.9 billion). However, in the second half of 2020 capital outflows increased compared to the same period in 2019 as foreign investors reduced their investments in Russian assets due to increased geopolitical risks.

In early 2021 the economy has started to show some signs of recovery supported by improving consumer and business activity as well as a decrease of unemployment rates. The speed of the further acceleration of economic growth in 2021 will highly depend on the epidemiological situation in Russia (including the potential spread of new variants of the coronavirus and vaccination progress) and other macroeconomic factors.

13. CONVERTIBLE DEBT

On March 3, 2020, the Company issued and sold $1,250.0 (RUB 82,909 at the exchange rate as of the issue date) in aggregate principal amount of 0.75% convertible notes due March 3, 2025 (the “Notes”) at par. The convertible notes constitute senior unsecured obligations of the Company. Interest at an annual rate of 0.75% is payable semi-annually on March 3 and September 3 of each year, beginning on September 3, 2020. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under circumstances described below, based on an initial conversion price of $60.0751 per Class A share (which represents a conversion rate of approximately 16.65 Class A shares per $1,000 principal amount of Notes, the bond’s nominal is $0.2 or 3,329 shares per bond), subject to adjustment on the occurrence of a fundamental change event as defined in the terms and conditions of the Notes and on the occurrence of certain other events. It is the Company’s current intent to settle the principal amount of the Notes with cash. The Notes are convertible, at the option of the holder, prior to September 3, 2024, if (i) the arithmetic mean of the parity value (as defined in the terms and conditions of the Notes) on each trading day in any period of 20 consecutive trading days in a period of 30 consecutive trading days ending on (and including) the dealing day immediately preceding the final dealing day of any quarter is greater than $0.26; (ii) if certain parity events as defined in the terms and conditions of the Notes occur; (iii) if a delisting event occurs in respect of the Class A shares; or (iv) upon the occurrence of specified corporate events. On or after September 3, 2024, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the 10th

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

business day immediately preceding the maturity date of the Notes. The noteholder could accelerate the maturity date upon the event of default, a fundamental change event or a delisting event. The Company will not have the right to redeem the Notes prior to maturity, except (i) on or after March 18, 2023, if on each of 20 dealing days (whether or not consecutive) in any period of 30 consecutive dealing days the volume weighted average price on the NASDAQ Global Select Market of a Class A share exceeds 130% of the conversion price; (ii) if 85% or more in principal amount of the Notes originally issued shall have been previously converted and/or repurchased and cancelled; or (iii) in connection with certain changes in tax laws. As of December 31, 2020, none of the conditions allowing the conversion of the Notes or the redemption events have been met.

The net proceeds to the Company from the sale of the Notes were RUB 82,050 ($1,237.0 at the exchange rate as of the issue date). Debt issuance costs were approximately RUB 869 ($13.1 at the exchange rate as of the issue date), of which RUB 93 ($1.4 at the exchange rate as of the issue date) was allocated to additional paid-in capital and RUB 776 ($11.7 at the exchange rate as of the issue date) was allocated to deferred issuance costs and will be amortized as interest expense over the term of the Notes.

The Company separately accounts for the liability and equity components of the Notes. The carrying value of the liability component of RUB 74,055 ($1,116.5 at the exchange rate as of the issue date) as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 3.059%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount is amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUB 8,854 ($133.5 at the exchange rate as of the issue date) as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. The tax effect of the value of the equity component is RUB 1,971 ($29.7 at the exchange rate as of the issue date). The carrying value of the equity component remains unchanged from the date of issuance.

The carrying value of the Notes as of December 31, 2020 consisted of the following:

	December 31, 2020

	RUB	$
0.75% Convertible Senior Notes due March 2025	92,344	1,250.0
Unamortized debt discount	(8,343)	(112.9)
Unamortized debt issuance cost	(724)	(9.8)
Total convertible debt	83,277	1,127.3

The remaining unamortized debt discount of RUB 8,343 ($112.9) as of December 31, 2020 will be amortized over the remaining life of the Notes, which is approximately 4.2 years. The effective interest rate on the liability component for the period was 3.2%.

The Company recognized RUB 2,240 ($30.3) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the year ended December 31, 2020.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

●	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.
●	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to €0.01 per share in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by the Yandex Conversion Foundation (Stichting Yandex Conversion). The Yandex Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. The Yandex Conversion Foundation is managed by a board of directors appointed by the Company.

On September 21, 2009, the Company issued a Priority Share to Sberbank. In December 2019, the Priority Share was repurchased by the Company and held in treasury as of December 31, 2019. In March 2020 The Priority Share was transferred to the Public Interest Foundation, a unitary non-commercial organization without membership established by the Company. As amended, the Priority Share gives the holder (other than the Company) the right to veto the accumulation of stakes in the Company in excess of 10% by a single entity, a group of related parties or parties acting in concert, as well as the right to make binding nominations of two of the 12 members of the Company’s Board of Directors. Transfer of the Priority Share requires the approval of the Board. The Priority Share was repurchased from Sberbank at its par value of €1, and is entitled to a normal pro rata dividend distribution.

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2019			December 31, 2020
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	574,887,317			574,887,317
Priority share	1			1
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			37,138,658
Class C ordinary shares	37,748,658			37,748,658
Issued and fully paid:	331,276,314	€6.7	267	357,569,138	€6.9	290
Priority share	1	—	—	1	—	—
Class A ordinary shares	293,527,655	2.9	130	320,430,479	3.2	151
Class B ordinary shares	37,138,658	3.7	133	35,708,674	3.6	128
Class C ordinary shares	610,000	0.1	4	1,429,984	0.1	11

Class C shares held in treasury were not disclosed as such due to the technical nature of this class of shares.

The Company repurchases its Class A shares from time to time in part to reduce the dilutive effects of its Share-Based Awards to employees of the Company.

On November 18, 2019 the Company announced a share repurchase program of up to $300 of Class A shares from time to time in open market transactions effective for up to the following twelve months.

For the year ended December 31, 2019, the Company repurchased 460,791 Class A shares at an average price of $41.16 per share for a total amount of RUB 1,205. Treasury stock was accounted for under the cost method.

For the year ended December 31, 2020, the Company repurchased 4,228,163 Class A shares at an average price $33.86 per share for a total amount of RUB 10,585 ($143.3). Treasury stock was accounted for under the cost method.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

On June 29, 2020 the Company carried out a public offering and listing of 8,121,827 Class A shares on the NASDAQ (“SPO”). Goldman Sachs & Co. LLC (“underwriter”) was the sole underwriter of the offering. Prior to the closing, the underwriter exercised in full its option to purchase an additional 1,218,274 Class A shares, and accordingly the Company issued an aggregate of 9,340,101 Class A shares at an offering price of $49.25 per share in the public offering, for gross proceeds of $460.0 (RUB 31,799 at the exchange rate as of the offering date).

In addition, concurrent with the public offering, the Company carried out a private placement of 4,060,913 Class A shares to each of three private investors, or an aggregate of 12,182,739 Class A shares, at the public offering price of $49.25 per share, for gross proceeds of $600.0 (RUB 41,477 at the exchange rate as of the offering date).

The total number of new Class A shares issued in the public offering and the private placement was 21,522,840 Class A shares, and the aggregate gross proceeds were $1,060.0 (RUB 73,276 at the exchange rate as of the offering date), before deducting underwriting discounts and commissions, placement agent fees, and estimated aggregate offering expenses.

The expenses payable by the Company related to the offerings were eligible to be charged against the gross proceeds of the offerings, i.e. additional paid-in capital based on ASC 340-10-S99-1. These expenses were represented by underwriter’s commissions and other expenses, including legal, accounting, printer and other fees. Total amount of related expenses was RUB 721 ($9.8).

15. REDEEMABLE NONCONTROLLING INTERESTS

Redeemable noncontrolling interests (RNCI) mainly relate to the equity incentive arrangements the Company has made available to the senior employees of the Taxi, Classifieds and Yandex.Market business units, pursuant to which such persons are eligible to acquire depositary receipts (DRs), or receive options to acquire DRs, which entitle them to economic interests in the respective subsidiaries of the Company.

The redeemable noncontrolling interests as of December 31, 2019 and 2020 were measured at the redemption value and consisted of the following:

	2019	2020	2020
	RUB	RUB	$
RNCI related to DRs acquired by senior employees	3,681	215	2.9
RNCI related to options to acquire DRs	10,565	2,455	33.3
RNCI recognized in connection with the business combinations (Note 3)	—	497	6.7
Total redeemable noncontrolling interests	14,246	3,167	42.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The changes in the redeemable noncontrolling interests were as follows:

	2019	2020	2020
	RUB	RUB	$
Balance at the beginning of period	13,035	14,246	192.8
Change in redemption value	1,337	569	7.7
Additional recognition	956	490	6.6
Purchase of redeemable noncontrolling interests	(747)	(9,793)	(132.6)
Acquisition of redeemable noncontrolling interests	—	493	6.7
Exchange of noncontrolling interests	—	(2,889)	(39.1)
Net loss attributable to redeemable noncontrolling interests	(99)	—	—
Other	(218)	—	—
Foreign currency translation adjustment	(18)	51	0.8
Balance at the end of period	14,246	3,167	42.9

The fair value of the redeemable noncontrolling interests was measured at the redemption value using a discounted cash flow (“DCF”) methodology. The most significant quantitative inputs used to measure the redemption value are the future revenue growth rates, projected adjusted earnings margins, terminal growth rate and discount rates. The inputs are based on the Company’s past experience and best estimates of future cash flows (Note 6).

In September 2020, the Company offered the employees of one of its business units an opportunity to exchange up to an aggregate of 201,395 of their outstanding Business Unit Equity Awards for an aggregate of 838,463 RSUs; this exchange was completed in October 2020. The replacement RSUs vest on the same schedule as the initial awards. The exchange was accounted for as a modification of the Business Unit Equity Awards resulting in an additional RUB 627 ($8.5) recognized immediately upon modification (Note 16). The exchange effect of redeemable noncontrolling interests was RUB 2,889 ($39.1) in 2020.

In July 2020, the Company recognized RUB 493 ($6.7) of redeemable noncontrolling interests due to the acquisition of a majority interest in Yandex.Market (Note 3).

During the years ended December 31, 2019 and 2020, the Company completed the purchase of redeemable noncontrolling interests in the amount of RUB 747 and RUB 9,793 ($132.6), respectively.

No dividends were paid or payable to the redeemable noncontrolling interests in the years ended December 31, 2019 and 2020.

16. SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and its 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

The 2007 Plan was adopted in February 2007 and amended in 2007, 2008, 2011, 2012, and 2013. The 2016 Plan was approved at the 2016 annual general meeting of shareholders on May 27, 2016 and replaced the 2007 Plan. However, there remain unexercised grants under the 2007 Plan.

A share option issued under the Plans entitles the holder to purchase an ordinary share at a specified exercise price. SARs issued under the Plans entitle the holder to receive a number of Class A shares determined by reference to

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price. RSUs awarded under the Plans entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. In the fourth quarter of 2020, the Company also granted performance share unit (“PSU”) awards under the 2016 Plan, which entitle the recipient to receive a number of Class A shares at no cost based on the satisfaction of both time-based and performance-based criteria. The performance criteria in respect of the PSU awards granted in 2020 are the total shareholder return of Yandex Class A shares compared with the total shareholder return of the companies in the Nasdaq 100 index over the applicable measurement period, and the PSU awards entitle the participant to earn up to 250% of the target number of PSUs granted, based on such performance. The holders of RSUs and PSUs have no rights to dividends or dividend equivalents. The 2016 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire or, in regard to SARs, to benefit from the appreciation of ordinary shares representing in the aggregate a maximum of 20% of the issued share capital of the Company.

Under the Plans, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plans, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs and PSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options and Share Appreciation Rights, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plans generally vest over a four-year period. Generally, 25% of the Share-Based Awards vest after one year, with the remaining Share-Based Awards vesting in equal amounts on the last day of each quarter over the following three years. If a grantee ceases to be an eligible participant because of termination by the grantee for good reason or because of termination by the Company for any reason other than for cause within three months following the consummation of a change of control under 2007 Plan and nine months under 2016 Plan, the Share Based Award(s) held by such grantee shall become fully vested and immediately exercisable. The maximum term of a Share-Based Award granted under the Plans may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

The Company estimates the fair value of share options and SARs using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2016 Plan in the year ended December 31, 2019 were as follows:

2019
Dividend yield	—
Expected annual volatility	39.4-41.1%
Risk-free interest rate	1.64-1.88%
Expected life of the awards (years)	5.91-6.05
Weighted-average grant date fair value of awards (per share)	$15.97

No SARs grants were made for the years ended December 31, 2018, 2019 and 2020. No share options grants were made for the year ended December 31, 2020.

The Company used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

●	Expected volatility. For 2019 grants, the Company used historical volatility of the Company’s own shares.
●	Expected term. The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2018, 2019 or 2020. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing model for awards granted in the year ended December 31, 2019.
●	Fair value of ordinary shares. The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.
●	Risk-free interest rate. The Company used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date.

The following table summarizes awards activity for the Company:

	Options		SARs		RSUs		PSUs
		Weighted		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2019	3,314,842	$37.17	126,100	$32.75	12,801,232	—	—	—
Granted	—	—	—	—	10,561,259	—	218,159	—
Exercised	(544,788)	29.43	(25,000)	32.85	(6,565,193)	—	—	—
Forfeited	—	—	—	—	(868,911)	—	—	—
Cancelled	—	—	—	—	(38,428)	—	—	—
Outstanding as of December 31, 2020	2,770,054	$38.70	101,100	$32.72	15,889,959	—	218,159	—

The granted quantity for an aggregate of about 2,303,889 RSUs was as a result of exchange from MLU equity incentive awards to RSUs of Yandex N.V., as described further in the note.

The following table summarizes information about outstanding and exercisable awards as of December 31, 2020:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$36.62	Option	1,068,554	8.59	$35.2	400,708	8.59	$13.2
$40.00	Option	1,701,500	7.13	50.3	1,305,000	7.10	38.6
Total Options		2,770,054	7.70	85.5	1,705,708	7.45	51.8
$20.99	SARs	1,100	0.91	—	1,100	0.91	—
$32.85	SARs	100,000	2.56	3.7	100,000	2.56	3.7
Total SARs		101,100	2.54	3.7	101,100	2.54	3.7
Total RSUs	RSU	15,889,959	8.80	1,105.6	5,371,991	8.51	373.8
Total PSUs	PSU	218,159	9.87	20.6	—	—	—
Total Options, SARs, RSUs and PSUs		18,979,272	8.62	$1,215.4	7,178,799	8.18	$429.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2019	1,798,554	$15.43	9,235,579	$32.92	—	$—
Granted	—	—	10,561,259	54.14	218,159	94.23
Vested	(734,208)	15.36	(8,377,555)	44.38	—	—
Forfeited	—	—	(868,911)	36.78	—	—
Cancelled	—	—	(32,404)	37.96	—	—
Non-vested as of December 31, 2020	1,064,346	$15.48	10,517,968	$44.77	218,159	$94.23

As of December 31, 2020, there was RUB 35,604 ($482.0) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.86 years.

Since February 2019, the Company granted share-based awards (“Synthetic Options”) to the employees of the Zen and Geolocation Services operating segments, respectively, which entitle the participants to receive Synthetic Shares, which represent the participant’s right to a Payout Amount (the value of Synthetic Shares) related to the appreciation in value of vested Synthetic Shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model.

The Company recognized share-based compensation expense in respect of such Synthetic Options in the amount of RUB 907 and RUB 457 ($6.2) for the years ended December 31, 2019 and 2020. As of December 31, 2020, there was RUB 700 ($9.5) of unamortized share-based compensation expense related to unvested Synthetic Options.

Business Unit Equity Awards

The Company restructured certain of its business units into separate legal structures in its E-commerce, Taxi, Classifieds operating segments in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”). In connection with these restructurings, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 4.6 million equity incentive awards under the 2016 Plan to the senior employees of these business units in 2015-2020, which entitle the participants to receive options to acquire redeemable depositary receipts reprenting shares in the respective operating subsidiaries (Note 15) upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”), of which 2.5 million remain outstanding as of December 31, 2020. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in respect of the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

The Company has recorded share-based compensation expense in respect of Business Equity Awards in the amount of RUB 564, RUB 421 and RUB 895 ($12.1) for the years ended December 31, 2018, 2019 and 2020, respectively.

MLU B.V. 2018 Equity Incentive Plan

MLU B.V., a subsidiary of the Company, granted options and restricted share units (“RSUs”) to the employees of the MLU B.V. and its subsidiaries (the “MLU Group”) pursuant to the MLU B.V. 2018 Equity Incentive Plan (the “2018 Plan”). The 2018 Plan was adopted by the Management Board of MLU B.V. on February 7, 2018. Options issued

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

under the 2018 Plan entitle the holder to acquire depositary receipts over Class A shares of MLU B.V. at a specified exercise price. RSUs awarded under the 2018 Plan entitle the holder to receive a fixed number of depositary receipts over Class A shares of MLU B.V. at no cost upon the satisfaction of certain time-based vesting criteria.

In September 2020, the MLU Group offered to all holders of outstanding MLU equity incentive awards the opportunity to exchange such awards for RSUs of Yandex N.V. An aggregate of 671,526 MLU equity awards were exchanged for an aggregate of 2,303,889 Yandex RSUs. The replacement RSUs vest under the same schedule as the exchanged awards. Awards in respect of approximately 2,720 MLU RSUs remain outstanding following the exchange.

Prior to the exchange described above, the 2018 Plan provided for the issuance of Share-Based Awards to employees, officers, directors, advisors and consultants of the Group to receive a fixed number of depositary receipts over Class A shares of MLU B.V. representing in the aggregate a maximum of 5.7% of the fully diluted share capital of the Group.

The fair value of MLU B.V. RSUs is measured based on the fair market values of the underlying shares on the dates of grant. Since the MLU Group's shares are not publicly traded, it estimated the fair value of its shares on the basis of valuations arrived at by employing the “income approach” and the “market approach” valuation methodologies.

Share-Based Awards granted under the MLU B.V. Plan generally vest over a four-year period. Approximately 25% of the Share-Based Awards vest after one year, with the remaining Share-Based Awards vesting in equal amounts on the last day of each quarter over the following three years. The maximum term of a Share-Based Award granted under the Plan may not exceed ten years.

The MLU Group estimates the fair value of share options using the BSM pricing model. The weighted average assumptions used in the BSM pricing model for grants made under the 2018 Plan in the year ended December 31, 2019 were as follows:

2019
Dividend yield	—
Expected annual volatility	50.00%
Risk-free interest rate	7.76-8.88%
Expected life of the awards (years)	6.06 - 6.10
Weighted-average grant date fair value of awards (per share)	$131.25

No share options grants were made for the year ended December 31, 2020.

The MLU Group used the following assumptions in the BSM pricing model when valuing its Share-Based Awards:

●	Expected volatility. The MLU Group used 50% volatility which is higher than Yandex N.V.’s shares volatility.
●	Expected term. The expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the MLU Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the MLU Group over the expected life of the award as a percentage of the share price at the grant date. The MLU Group did not declare any dividends with respect to 2019 and 2020. Currently, the MLU Group

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

does not have any plans to pay dividends in the near term, therefore it used an expected dividend yield of zero in its option pricing model for awards granted in the year ended December 31, 2019.
●	Fair value of ordinary shares. Since the MLU Group's ordinary shares are not publicly traded, it estimated the fair value of its ordinary shares on the basis of valuations arrived at by employing the “income approach” and the “market approach” valuation methodologies.
●	Risk-free interest rate. The MLU Group used the risk-free interest rates based on the Russian Ruble Interest Rate Swap yield curve in effect at the grant date.

The following table summarizes share options and RSUs activity for the MLU Group under the Plan:

	Options		RSUs
		Weighted		Weighted
		average exercise		average exercise
	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2019	179,522	$215.28	271,542	$—
Granted	—	—	118,308	—
Exercised	(13,916)	202.97	(38,776)	—
Forfeited	(9,642)	203.83	(34,973)	—
Cancelled	(155,964)	217.08	(313,374)	—
Transfers from the MLU Group	—	—	(7)	—
Outstanding as of December 31, 2020	—	$—	2,720	$—

The cancelled quantity for an aggregate of about 468,543 RSUs and share options was as a result of exchange from MLU equity incentive awards to RSUs of Yandex N.V., as described above.

The following table summarizes information about outstanding and exercisable RSUs under the MLU Plan as of December 31, 2020:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
Exercise Price ($)	award	outstanding	Life (in years)	exercisable	Life (in years)
Total RSUs	RSU	2,720	8.34	749	8.17
Total RSUs		2,720	8.34	749	8.17

The total intrinsic value of options and RSUs exercised during the years ended December 31, 2019 and 2020 was RUB 90 and RUB 603 ($8.2), respectively.

The total fair value of options and RSUs vested during the years ended December 31, 2019 and 2020 was RUB 1,405 and RUB 1,220 ($16.5), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non-vested share options and RSUs under the Plan:

	Options		RSUs
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2018	69	$132.54	101,983	$163.40
Granted	256,812	131.25	191,214	218.27
Vested	(36,040)	132.05	(58,244)	179.91
Forfeited	(32)	132.64	(10,586)	193.31
Cancelled	(77,380)	132.07	(17,560)	214.72
Non-vested as of December 31, 2019	143,429	$130.60	206,807	$203.59
Granted	—	—	118,308	226.97
Vested	(34,939)	130.18	(44,260)	203.71
Forfeited	(9,642)	132.07	(34,973)	216.10
Cancelled	(98,848)	130.60	(244,532)	212.83
Transfers to the Group	—	—	621	119.42
Non-vested as of December 31, 2020	—	$—	1,971	$209.77

The MLU Group has recorded share-based compensation expense in respect of RSUs and share options under the MLU B.V. 2018 Equity Incentive Plan in the amount of RUB 1,204 and RUB 2,295 ($31.1) for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, there was RUB 22 ($0.3) of unamortized share-based compensation expense related to unvested RSUs under MLU B.V. 2018 Equity Incentive Plan which is expected to be recognized over a weighted average period of 2.22 years.

Share-Based Compensation Expense

The Company recognized share-based compensation expense of RUB 6,552, RUB 9,855 and RUB 15,728 ($212.9) for the years ended December 31, 2018, 2019 and 2020, respectively.

The MLU award exchange described above was accounted for as a modification of the MLU equity incentive awards resulting in additional SBC expense in the amount of RUB 1,069 ($14.5) recognized immediately upon modification and RUB 1,499 ($20.3) to be recognized over the remaining vesting period.

17. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

The Company’s chief operating decision maker (“CODM”) is the management committee including its CEO, deputy CEO, COO and a group of CEO and his deputy’s direct reports. The Company reports its financial performance based on the following reportable segments: Search and Portal, Taxi, Yandex.Market (prior to deconsolidation of Yandex.Market on April 27, 2018 and after its consolidation effective July 24, 2020), Classifieds and Media Services. The results of the Company’s remaining operating segments, including Zen, Geolocation Services, Yandex.Cloud, Yandex.Education, Edadeal, Self-Driving Group and Investments, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Bets and Experiments which is shown separately from the reportable segments and reconciling items. The structure of the operating segments was revised in the third quarter of 2020. Previously Edadeal was part of the Search and Portal segment, and Self-Driving Group was a part of the Taxi operating segment, while Yandex.Drive, currently part of the Taxi operating segment, was presented

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

within the Other Bets and Experiments. These changes insure consistency with internal reporting. Segment results below have been restated for all periods to reflect these reclassifications.

Reportable segments derive revenues from the following services:

●	Search and Portal, which includes Search, Mail 360, Weather, News, Uslugi, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan, as well as our Devices business (Internet of Things);
●	The Taxi segment includes the Company’s ride-hailing business (which consists of Yandex.Taxi in Russia and 17 other countries across CIS and EMEA by the end of 2020, and Uber in Russia and CIS) for both B2C and B2B, Logistics, FoodTech businesses (including Yandex.Eats, the Company’s ready-to-eat and grocery delivery service, and Yandex.Lavka, the Company’s hyperlocal convenience store delivery service) and Yandex.Drive, the Company’s car-sharing business;
●	The Yandex.Market segment (deconsolidated and treated as an equity investee under the equity method accounting for the period from April 28, 2018 till July 23, 2020) includes the Company’s price comparison service, e-commerce marketplace and several small experiments
●	The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds, and derives revenues from online advertising and listing fees;
●	Media Services (including our subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex.Afisha and our production center Yandex.Studio), which derive revenue from Media Services subscription model, advertising and ticketing revenues.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they are forced to pay royalties or other types of compensation. Such compensations represent intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it is impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to CODM.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Search and Portal:
Revenues	100,956	121,547	124,321	1,682.9
Depreciation and amortization	(10,037)	(12,020)	(12,922)	(175.0)
Adjusted operating income	38,575	45,876	47,332	640.6
Taxi:
Revenues	20,692	45,587	67,955	919.9
Depreciation and amortization	(798)	(1,432)	(1,707)	(23.1)
Adjusted operating (loss)/income	(4,850)	(562)	2,394	32.4
Yandex.Market:
Revenues	1,697	—	13,867	187.7
Depreciation and amortization	(11)	—	(1,213)	(16.4)
Adjusted operating loss	(273)	—	(4,426)	(59.9)
Classifieds:
Revenues	3,717	5,390	5,778	78.2
Depreciation and amortization	(67)	(27)	(7)	(0.1)
Adjusted operating (loss)/income	(205)	297	1,063	14.4
Media Services:
Revenues	1,909	3,867	7,807	105.7
Depreciation and amortization	(71)	(94)	(144)	(1.9)
Adjusted operating loss	(845)	(2,259)	(3,845)	(52.0)
Other Bets and Experiments:
Revenues	4,221	7,877	11,851	160.4
Depreciation and amortization	(1,005)	(1,007)	(1,318)	(17.8)
Adjusted operating loss	(3,957)	(5,937)	(8,488)	(114.9)
Eliminations:
Intersegment revenues	(5,535)	(8,877)	(13,235)	(179.2)
Depreciation and amortization	(148)	(197)	(376)	(5.1)
Adjusted operating loss	—	—	(31)	(0.4)
Total:
Revenues from external customers	127,657	175,391	218,344	2,955.6
Depreciation and amortization	(12,137)	(14,777)	(17,687)	(239.4)
Adjusted operating income	28,445	37,415	33,999	460.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted operating income and net income is as follows:

	2018	2019	2020	2020
	RUB	RUB	RUB	$

Adjusted operating income	28,445	37,415	33,999	460.2
Less: share-based compensation expense	(6,552)	(9,855)	(15,728)	(212.9)
Add: interest income	3,382	3,315	3,869	52.4
Less: interest expense	(945)	(74)	(2,373)	(32.1)
Add: other income/(loss), net	936	(5,086)	229	3.0
Add: effect of deconsolidation/consolidation of Yandex.Market	28,244	—	19,230	260.3
Less: amortization of acquisition-related intangible assets	(1,007)	(1,179)	(1,924)	(26.1)
Less: compensation expense related to contingent consideration	(44)	(38)	—	—
Less: one-off restructuring cost	—	(881)	(98)	(1.2)
Less: goodwill impairment	—	(762)	—	—
Less: income tax expense	(8,201)	(11,656)	(13,055)	(176.7)
Net income	44,258	11,199	24,149	326.9

The Company’s revenues consisted of the following:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Online advertising revenues(1):
Yandex websites	78,696	96,466	105,163	1,423.5
Yandex Advertising Network websites	24,041	25,272	21,287	288.2
Total online advertising revenues	102,737	121,738	126,450	1,711.7
Revenues related to Taxi segment, excluding sales of goods	20,564	44,636	57,516	778.5
Revenues related to sales of goods	417	2,145	20,145	272.7
Other revenues	3,939	6,872	14,233	192.7
Total revenues	127,657	175,391	218,344	2,955.6
(1)	The Company records revenue net of VAT, advertising bonuses and discounts. Because it is impractical to track bonuses and discounts for online advertising revenues generated on Yandex websites and on those of the Yandex Advertising Network members separately, the Company has allocated bonuses and discounts between its Yandex websites and the Yandex Advertising Network websites proportionately to their respective gross revenue contributions.

Revenues disaggregated by geography, based on the billing address of the customer, consisted of the following:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Revenues:
Russia	118,128	162,958	204,205	2,764.2
Rest of the world	9,529	12,433	14,139	191.4
Total revenues	127,657	175,391	218,344	2,955.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Long-lived assets:
Russia	117,602	131,267	208,514	2,822.5
Finland	5,946	5,668	8,307	112.4
Rest of the world	1,070	1,135	1,692	23.0
Total long-lived assets	124,618	138,070	218,513	2,957.9

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

Before the sale of the Company’s equity interest in Yandex.Money to Sberbank and the related disposal of equity investment (Note 3), the Company retained a noncontrolling interest and significant influence over Yandex.Money’s business from July 2013 through the date of disposal. Prior the completion of the sale on July 23, 2020, the Company considered the payment processing services received from Yandex.Money and other services provided to Yandex.Money as transactions with a related party. In 2018, the Company also subleased part of its premises to Yandex.Money.

On April 27, 2018, the Company and Sberbank formed a joint venture based on the Yandex.Market platform. As a part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000. From that date until July 2020, each of the Company and Sberbank held an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. On July 23, 2020 the Company purchased the equity interest in Yandex.Market held by Sberbank and obtained control over the business (Note 3). Before the completion of the reorganization, Yandex.Market was accounted for as a joint venture for the period since April 28, 2018 till July 23, 2020, as the Company held a noncontrolling interest and exercised significant influence over Yandex.Market’s business in the designated period. The Company considered advertising, sublease and other services provided to Yandex.Market and traffic and content acquisition expenses incurred from Yandex.Market for the designated period as transactions with related parties.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following tables provide summarized information about transactions that have been entered into with the related parties and balances of accounts with them:

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Online advertising revenue:
Yandex.Market	469	805	290	3.9
Revenues from subleasing and other services:
Yandex.Market	1,001	1,738	1,141	15.4
Yandex.Money	51	37	22	0.3
Fees for online payment commissions:
Yandex.Money	432	783	314	4.3
Cost of revenues:
Yandex.Market	—	29	8	0.1
Yandex.Money	—	—	86	1.2

	2018	2019	2020	2020
	RUB	RUB	RUB	$
Accounts receivable:
Yandex.Market	407	302	—	—
Yandex.Money	37	31	—	—
Total accounts receivables from related parties:	444	333	—	—
Prepaid expenses and other current assets:
Yandex.Market	—	16	—	—
Yandex.Money	307	76	—	—
Total prepaid expenses and other current assets from related parties:	307	92	—	—
Accounts payable:
Yandex.Market	70	11	—	—
Yandex.Money	—	13	—	—
Total accounts payables from related parties:	70	24	—	—

The Company believes that the terms of the agreements with Yandex.Money are comparable to the terms obtained in arm’s-length transactions with unrelated similarly situated customers and suppliers of the Company.

As of December 31, 2019 and 2020, the amount of loans granted to certain senior employees was RUB 43 and RUB 38 ($0.5), respectively (Note 4). The loans bear interest rates up to 3% per annum and mature in 2020-2028 as of December 31, 2020.

19. SUBSEQUENT EVENTS

Acquisition of Axelcroft Group

In February 2021, MLU B.V., a subsidiary of the Company, entered into a Share purchase agreement with Fasten CY limited and completed the acquisition of 100% of the shares in Axelcroft Limited and its subsidiaries (“Axelcroft Group”), which held certain assets of the ride-hailing and cargo business of Vezet Group, for cash consideration of up to $178.0 (RUB 13,440 at the exchange rate as of February 2, 2021, the Share purchase agreement date), including deferred payment and contingent consideration of up to $78.0 (RUB 5,889 at the exchange rate as of February 2, 2021, the Share purchase agreement date) subject to successful achievement of certain integration

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in millions of Russian rubles and U.S. dollars, except share and per share data)

milestones. Given the recent timing of the transaction, the initial accounting for the transaction is incomplete at the time these financial statements were authorized for issuance. Accordingly, not all relevant disclosures are available for this transaction.

New grants

In February 2021, the Company granted pursuant to the 2016 Plan (i) RSUs and PSUs to purchase an aggregate of up to 1,520,583 Class A shares to its employees; (ii) 2,132,749 RSUs in respect of the Self-Driving Group (representing 6.3% of the equity of Self-Driving Group on a fully diluted basis); and (iii) 1,085,229 Synthetic Options in respect of four of the Company’s business units, which may be settled in Company RSUs representing 7% of the equity of each of these business units.

Lease agreements

In February 2021, the Company negotiated prolongation of lease agreements for its rented office space located in its headquarters complex in Moscow to extend lease terms until July 2024 and to change currency of lease payments from U.S. dollars to Russian rubles. The additional right-of-use assets arising from obtaining lease liability under the agreements amounted to RUB 9,509 ($128.7).

Equity Investments

In January – March 2021, the Company invested $131.2 (RUB 9,754 at the exchange rate as of the trade date) in the initial public offerings of several special purpose acquisition companies (SPACs), and to date has sold $6.1 of the initial investments (RUB 450 at the exchange rate as of the trade date).

New forward agreements

In February 2021, the Company entered into USD purchase forward agreements with a third-party bank amounted to $54.5 (RUB 4,047 at the exchange rate as of the dates of designation) designated as a hedging instrument to hedge its exposure to the variability in expected future cash flows related to forecasted purchases of servers and network equipment.

PART III.

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements.

See the financial statements beginning on page F-1.

Item 19. Exhibits.

Exhibit Number		Description of Document
1.1

Amendment to the Articles of Association of Yandex N.V., amended as of December 23, 2019 (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 2, 2020)

2.1		Description of Capital Stock (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 2, 2020)
4.1*

Contribution Agreement dated as of July 13, 2017 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.2*	†

Shareholders Agreement in relation to MLU B.V. dated as of February 7, 2018 as amended and restated on September 9, 2020 among Yandex N.V., Uber International C.V., Stichting MLU Equity Incentive and MLU B.V.

4.3*

Amendment Deed to Contribution Agreement dated January 31, 2018 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.4

Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.5

Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.6*

Agreement for Sale and Purchase of Future Thing dated November 27, 2018 by and between Limited Liability Company NAPA and Limited Liability Company YANDEX (Translation) (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 19, 2019)

4.7

Deed of Trust dated as of March 3, 2020 between the Yandex N.V. and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on August 5, 2020)

4.8†		Deed of termination dated February 2, 2021, by and between MLU B.V. and Fasten CY Limited
4.9*	†	Agreement for the Sale and Purchase of the Issued Share Capital of Axelcroft Limited, dated February 2, 2021, by and between MLU B.V. and Fasten CY Limited
4.10*	†	Framework Agreement dated as of June 23, 2020 among Yandex N.V., Sberbank of Russia and the other parties thereto
4.11*	†	Contribution Agreement dated as of September 14, 2020 among Yandex N.V. and MLU B.V.
8.1	†	Principal Subsidiaries
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†		Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
15.1	†	Consent of JSC KPMG, Independent Registered Public Accounting Firm
101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2019 and 2020, (ii) Consolidated Statements of Income for the Years Ended December 31, 2018, 2019 and 2020, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018, 2019 and 2020, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2019 and 2020, and (vi) Notes to Consolidated Financial Statements

104		Inline XBRL for the cover page of this Annual Report on Form 20-f, included in the Exhibit 101 Inline XBRL Document Set

*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

†     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANDEX N.V.
By:	/s/ Arkady Volozh

	Name:	Arkady Volozh
	Title:	Chief Executive Officer

Date: March 31, 2021