Form 20-F
period 2021-12-31
Yandex N.V.
filed 2022-04-20
CIK 1513845

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Title of each class	Number of shares outstanding
Class A	323,004,678
Class B	35,698,674

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) In addition, we had 795,801 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2021. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

This Annual Report includes market data reported by Yandex Radar (February 2022), the Association of Russian Communication Agencies (AKAR) (March 2022), the Russian Federal State Statistics Service (Rosstat) (February 2022), the Bank of Russia (February 2022) and Company’s Investor Presentation (February 15, 2022).

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report may include statements about:

●	the impact of macroeconomic and geopolitical developments in our markets, including the current geopolitical crisis;
●	the economic, social and political impact of the COVID-19 pandemic;
●	the expected dynamics of the business markets in the countries in which we operate;
●	competition in the internet search, ride-hailing and other markets in the countries in which we operate;
●	our anticipated growth, budgeting and investment strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;
●	our ability to attract and retain users, advertisers and partners; and
●	future supply and demand dynamics.

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

INTRODUCTION AND EXPLANATORY NOTE

Current geopolitical tensions, their impact on the Russian and global economy, and the related stresses in the broader social and business environment, have created exceptional challenges for our business and our team.

Over the past 25 years, Yandex has built world-class technologies and services to meet the needs of millions of users in our core markets and, in recent years, globally. We are the leader in internet search and ride-hailing in our core market and have introduced a broad range of online and offline services both in Russia and abroad. As we have announced, we are currently exploring different strategic options, including divestment, for our news aggregation service and infotainment platform Zen. Going forward, we intend to focus on the continued development of our other technology-related businesses and products, including search, advertising, self-driving vehicles and cloud computing; and our transactional services, including ride-hailing, e-commerce, video/audio services and streaming.

None of Yandex or our group companies, nor any of our current directors or senior management, is a target of sanctions imposed by the United States, European Union or United Kingdom. Nevertheless, we are indirectly impacted by the designation of numerous parties in Russia and the restrictions that this places on international businesses in Russia. In addition, the US, EU and other governments have imposed strict controls on export of certain technology – including both hardware and software – to Russia or to certain Russian parties. A number of international businesses are taking a conservative approach and are restricting or eliminating their business with and supply to any parties in Russia at this time.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in significant volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses from the Russian market.

Our core businesses in Russia are market leaders and remain broadly stable, with significant potential over the longer term despite substantial challenges this year. In the near term, we expect our advertising business to be affected by the withdrawal of multinational advertisers from the market and tighter advertising budgets for domestic businesses. Our ride-hailing business remains stable, but we are unable to predict the impact of broader macroeconomic trends and changing competitive and supply and demand dynamics. In our e-commerce businesses, we anticipate a reduction of discretionary spending by consumers, although we currently have limited visibility in this regard. In addition, we understand that many suppliers have announced intentions to suspend the sale of consumer goods to Russia, and several major shipping companies have ceased shipments to Russia; such actions, if prolonged, would result in a reduction of the number and selection of goods we are able to offer. We have scaled back or paused many of our planned investments in our businesses both domestically and internationally. Any prolonged economic downturn in Russia as a result of sanctions, depreciation of the ruble or negative consumer sentiment could have a material adverse effect on our financial position and results of operations.

Our Class A shares remain subject to a suspension of trading on Nasdaq, and we are unable to say when or whether trading will resume on that market. Trading in our shares resumed on the Moscow Exchange on March 29, 2022. As a result of legal restrictions in Russia on sales by non-domestic holders, however, as well as actions taken in the international clearing systems, there is no flow of shares between the US and Russia, and therefore trading in our shares on the Moscow Exchange remains limited. Non-Russian investors are currently not permitted to trade our shares on that market.

As a result of the Nasdaq trading suspension, the holders of our $1.25 billion convertible notes due in 2025 currently have the right to require us to redeem their notes at par. As we have announced, we do not currently have the funds available to redeem the notes in full. We are engaged in active discussions with a committee of noteholders with a view to agreeing to a restructuring of these obligations, although we can give no assurance as to the likely success or timing of these discussions.

Recent events have also led to changes in our Board of Directors. Esther Dyson, Ilya Strebulaev and Tigran Khudaverdyan resigned from our Board in March. We expect to fill these vacancies in due course.

This Annual Report focusses on our performance in 2021. In the current circumstances, our visibility over the short- and medium-term is extremely limited. Our previous guidance for 2022 should no longer be relied upon and we are not able to provide any forward-looking comments at this stage.

We continue to provide services to our users and partners as usual. We are taking appropriate measures to conserve cash, consider our capital allocation and budget appropriately during this period of uncertainty. We are closely monitoring sanctions and export control developments and the macroeconomic climate in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the safety and wellbeing of our approximately 18,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

PART I.

Item 3.  Key Information.

Exchange Rate Information

Our business is primarily conducted in Russia and the majority of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 74.2926 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2021. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. After the year end, the ruble experienced extreme volatility, reaching a low of RUB 120.3785 to $1.00. As of April 19, 2022 the exchange rate was RUB 79.4529 to $1.00, comparable to that as of December 31, 2021.

See “Risk Factors –The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations,” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

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

Risks Related to the Current Global Political, Regulatory and Economic Environment

●	Our business and operations have been adversely affected by the current geopolitical crisis.
●	Our core businesses may be materially adversely impacted by negative macroeconomic developments in Russia.
●	International sanctions and export restrictions affecting businesses and individuals in Russia may have a material adverse impact on our business, financial condition and result of operations.
●	If sanctions were to be imposed directly on Yandex N.V. or our operating subsidiaries, our business, operations may be materially adversely affected.
●	If we are unsuccessful in restructuring the terms of our outstanding convertible notes we may be unable to meet our obligations to our noteholders.
●	Our shareholders currently have limited or no liquidity in our shares.
●	Laws or regulations may be adopted in our core market that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company, including a requirement that Russia-based businesses re-domicile to Russia.

●	Our brand may be harmed by public perceptions about some of our services.
●	Our ability to expand internationally may be hindered by geopolitical tensions.
●	The current environment and related uncertainty may result in increased turnover of personnel and increased compensation expense.
●	In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.

Risks Related to Our Governance and Ownership Structure

●	We may not be compliant with any future legislation limiting foreign ownership or control in our sector and any such non-compliance could have a material adverse effect on our business.
●	The rights of the Public Interest Foundation could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.

Risks Related to Our Business and Industry

●	We face risks related to the COVID-19 pandemic and other health epidemics or related crises.
●	Any errors, failures or disruption in the products and services provided by third-party providers of our principal internet connections and the equipment critical to our internet properties and services, or any regulatory limitations on the internet in Russia, could materially adversely affect our brand, business, financial condition, and results of operations.
●	Should our operating environment become more challenging because of a change in the regulation or perception of technology companies, our business, financial condition, and results of operations may be materially and adversely affected.
●	We face significant competition from major global and local companies, which could negatively affect our business, financial condition and results of operations.
●	We generate a substantial part of our revenues from advertising, which is cyclical and seasonal in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition, and results of operations.
●	We rely on partners for a material portion of our revenues and, in particular, for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.
●	Some of our businesses depend on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.
●	Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and result of operations.
●	Failure to manage effectively the growth and increasing complexity of our operations, our business, financial condition and results of operations could be adversely affected.
●	Expansion of our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.
●	If we cannot maintain the focus on teamwork and innovation fostered by our corporate culture, our business, financial condition and results of operations would be adversely affected.
●	If our security measures are breached, our products and services may be perceived as not being secure, users may curtail or stop using our products and services, and we may incur significant legal and financial exposure.
●	A systems failure, technical interference or human error could prevent us from providing accurate search results or ads or reliably deliver our other services, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.
●	We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.
●	We may be subject to intellectual property infringement claims, which could be costly and could limit our ability to provide certain content or use certain technologies in the future.
●	We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend, and which could adversely affect our business.
●	We may be held liable for information or content displayed on our platforms or we may be required to block content on or restrict access to our websites, any of which could harm our reputation and business.
●	As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.
●	We may have difficulty in continuing to scale and adapt our existing technology architecture, which could adversely affect our business, financial condition and results of operations.
●	Certain technologies could block our ads, which may adversely affect our business, financial condition and results of operations.
●	If we fail to detect fraudulent activity or if our partners disagree with our fraud detection techniques, we may face litigation and may lose the confidence of our advertisers or partners which may adversely affect our business, financial condition and results of operations.
●	We may fail to identify additional suitable acquisition targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy.
●	Failure to maintain effective customer service may result in customer complaints and negative publicity and may adversely affect our business, financial condition and results of operations.
●	We have started the construction of our new headquarters, which involves significant risks, including those beyond our control. Construction delays may result in material expenses and distraction of management attention and may be exacerbated by restrictions and prohibitions on the supply of construction and finishing materials, engineering and other equipment into Russia.

Additional Risks Related to Regulatory Matters

●	We may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.
●	We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.
●	We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.
●	The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business.

Risks Related to Tax Matters

●	Some of our counterparties provide limited transparency in their operations, which could subject us to greater scrutiny and potential claims from government authorities.
●	Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.
●	We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

Risks Related to Ownership of our Class A Shares

●	The price of our Class A shares has been and may continue to be volatile.
●	The concentration of voting power with our principal shareholders limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.
●	Certain of our directors and shareholders and their affiliates may have interests that are different from, or in addition to, the interests of other Yandex shareholders.
●	Our Board of Directors and our priority shareholder have certain approval rights, which may prevent or delay change-of-control transactions.
●	Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.
●	We rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder differ from the rights you would have as a shareholder of a domestic U.S. issuer.
●	We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

Risks for U.S. Holders

●	We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

●	Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.

Detailed Overview of Risk Factors

Risks Related to the Current Global Political, Regulatory and Economic Environment

Our business and operations have been materially adversely affected by the current geopolitical crisis.

Our principal operations are located in Russia, while we have smaller, early-stage businesses that operate internationally. The current geopolitical crisis, and the responses of governments and multinational businesses to these events, have created critical challenges for our business and operations, both in Russia and globally. These factors, including the specific risks outlined below, may materially adversely affect our financial condition, results of operations, trading price, ability to operate and solvency.

*****

Our core businesses may be materially adversely impacted by negative macroeconomic developments in Russia.

The current geopolitical crisis and international actions in response to it have materially and adversely impacted the macroeconomic climate in Russia, resulting in significant currency rate volatility, the imposition of currency controls, materially increased interest rates and inflation, and the withdrawal of a number of Western businesses from the Russian market or a reduction in their operations or services in the country, which may lead to a contraction in consumer spending. These factors are likely to adversely affect our results of operations in our core market.

We expect that our advertising revenues will be adversely affected in 2022 both by the loss of sales to multinational businesses that have suspended or reduced operations in Russia and by the anticipated reduction in advertising budgets of domestic businesses, although we may experience some benefit from the withdrawal of some of our competitors from the market. Our e-commerce businesses may be adversely affected by an anticipated reduction of discretionary spending by consumers, although we currently have limited visibility in this regard. In addition, we understand that many suppliers have announced intentions to suspend the sale of consumer goods to Russia, and several major shipping companies have ceased or suspended shipments to Russia; such actions, if prolonged, would result in a reduction of the number and selection of goods available through Yandex Market and a reduction in associated advertising. Our ride-hailing business currently remains stable but may likewise suffer from a weaker macroeconomic environment and adverse supply and demand dynamics. Price increases and a potential reduction in the availability of new cars and spare parts in Russia in the medium-term, as well as a significant increase of financial lease rates for new and existing lease contracts in the wake of key interest rate increases, may adversely affect the operations of our partners (including fleet management companies), which may negatively impact further growth of our ride-hailing business. We anticipate that consumer sentiment and spending patterns may result in reductions in revenue from our other business units, offset to some extent by decreased competition. Any prolonged economic downturn in Russia as a result of sanctions, depreciation of the ruble, negative consumer sentiment or other macro factors could have a material adverse effect on our results of operations in 2022 and potentially beyond.

International sanctions and export restrictions affecting businesses and individuals in Russia may have a material adverse impact on our business, financial condition and result of operations.

In response to the current geopolitical crisis, numerous governments, including those of the United States, European Union and United Kingdom, have imposed an extensive range of additional economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as extensive controls on the export of technology to parties in Russia. In addition, many businesses are taking a cautious approach to sanctions and export compliance matters and have adopted internal policies more restrictive than are strictly required by the applicable rules.

Although neither Yandex N.V nor any of its group companies is a target of sanctions, these restrictions and policies significantly limit the ability of our core businesses to enter into agreements with international parties and may make it more difficult for us to enter into agreements with other counterparties, including our key providers who may refuse to work with us because of the geopolitical situation.

Additional restrictive measures that could be implemented that could affect our business include the following:

●	sanctions directly targeting one or more of our group companies, Board members, or senior executives;
●	expanding the scope of sanctioned activities or transactions;
●	designating parties with whom we have or may have significant business relationships as “specially designated nationals” or “blocked” parties, meaning that all dealings with them by US, UK and/or EU persons, or persons from other countries which impose economic sanctions, or involving items or technologies from these jurisdictions would be prohibited; or
●	expanding sanctions to cover entities that are less than 50% owned or controlled by a sanctioned party.

If sanctions were to be imposed directly on Yandex N.V. or our operating subsidiaries, our business, operations may be materially adversely affected.

None of Yandex or our group companies is a target of sanctions in the United States, United Kingdom or European Union. Our former Executive Director and Deputy Chief Executive Officer, Tigran Khudaverdyan, was designated under EU and UK sanctions on March 14, 2022, and immediately resigned from his board and executive positions at Yandex N.V. and its Dutch subsidiaries.

If we were to become a target of sanctions, it may have a material adverse effect on our business and our ability to operate our business and satisfy our obligations to our stakeholders.

If we are unsuccessful in restructuring the terms of our outstanding convertible notes we may be unable to meet our obligations to our noteholders.

In March 2020, we issued $1.25 billion of our 0.75% convertible Notes due 2025. On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Under the terms and conditions of our notes, in the event of a suspension of trading of our Class A shares on Nasdaq for a period of five dealing days or more, the holders of the notes have the right to require us to redeem their notes at par plus accrued interest. Trading in our Class A shares on Nasdaq remained suspended at the end of March 4, 2022. Therefore, the conditions for the holders of the notes to be able to require redemption of their notes have been satisfied.

We are engaged in discussions with advisors to an ad hoc committee of noteholders with a view to reaching a fair and sustainable solution for all parties involved. Despite these ongoing efforts, we can provide no assurance that we will be able to reach an acceptable result. In the event that are not able to reach such agreement and holders of a material portion of the notes were to exercise their right to require redemption of their notes, we would be unable to satisfy these obligations.

Our shareholders currently have limited or no liquidity in our shares.

On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including our Class A shares. Trading in our shares on Nasdaq remains suspended as at the date of this Annual Report. We have not received written notice from Nasdaq of any decision to formally delist our Class A shares and we continue to be in compliance with all applicable reporting obligations. However, we cannot guarantee that Nasdaq will not delist the shares of companies with sizeable businesses in Russia in the future.

In the event that we do receive such written notice from Nasdaq to formally delist our Class A shares, we may appeal against such action, although we cannot assure you that any such appeal would be successful. In such event, we may also seek a primary listing on another international stock exchange in due course, but we can provide no assurance that any such efforts would be successful in the near term or at all.

We have had a secondary listing for our Class A shares on the Moscow Exchange since 2014. Trading in our shares on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. Under recently adopted legislation, however, non-Russian shareholders are not permitted to sell shares on the Moscow Exchange. Moreover, because the international settlement systems remain closed for trading in rubles and in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on the Moscow Exchange, and the volume of our shares available for trading on the Moscow Exchange is limited. The trading value of our shares on the Moscow Exchange may therefore be different from the value at which they would trade if all of our Class A shares were available for trading. We can provide no assurance as to when or whether non-Russian shareholders will be permitted to effect trades on the Moscow exchange or when or whether the settlement systems will permit trading in all of our shares.

Laws or regulations may be adopted in our core market that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company, including a requirement that Russia-based businesses re-domicile to Russia.

A number of measures have been adopted or proposed in our core market that could adversely affect non-Russian shareholders. For example, a law has been passed that would require Russian companies to delist their depositary receipts from stock exchanges outside Russia. Although this would not affect Yandex N.V., as a Netherlands registered company, other proposals under consideration would require that Russia-based businesses re-domicile to Russia. If such a requirement were to be adopted, we would have to take measures to change our corporate domicile, which would be complex and may have adverse tax consequences for our company and our shareholders. Moreover, the rights of shareholders in Russian companies differ from the rights of shareholders of Dutch public limited companies. In addition, many of our international shareholders may be unable to hold or, under current Russian law, trade in securities of a Russian entity.

Any such legislative requirements or other measures targeting non-Russian shareholders or offshore holding companies of Russian businesses would materially adversely affect the rights of our international shareholders.

Our brand may be harmed by public perceptions about some of our services.

We have always operated with a policy of strict political neutrality and have never exercised editorial control over the content we present in our news aggregation service or search results. We comply with the Russian laws applicable to news aggregators, which require that we only include news from registered mass media in Russia in our news feed. With respect to search, users can find anything they are looking for that is legally accessible in Russia.

Nevertheless, there has been extensive speculation in the media in recent weeks that Yandex News and Search have not presented a full and fair picture of current events. Although these criticisms are based on a mistaken understanding of the legal requirements to which all news aggregators in Russia, including Yandex, are subject, we may suffer from negative public perceptions of our role in the broader information ecosystem in Russia. There has also recently been speculation in the media based on a incorrect understanding of our data privacy policies, which are in line with those of our international peers. Such perceptions may adversely affect our reputation, our ability to enter into arrangements with global partners and the value of our business.

Our ability to expand internationally may be hindered by geopolitical tensions.

We currently have operations in 28 countries outside Russia across number of our business units as well as plans to expand in geographies globally. We anticipate that, in the near term, geopolitical tensions and public perceptions may make it difficult for us to expand, or even continue to operate, these businesses or to enter into new agreements with business partners or investors. For example, we are aware of calls by some governments and groups for our businesses to withdraw from certain markets, such as the Baltic countries, where the company’s operations are prohibited or significantly restricted, and for Yandex technologies to be removed from Android and Apple mobile application stores in certain countries.

We are continuing to maintain our international teams and to develop these businesses but have in some cases paused our plans to expand for the time being. As we resume these businesses, we may face enhanced competitive pressure from global companies that are not subject to these constraints.

The current environment and related uncertainty may result in increased turnover of personnel and increased compensation expense.

A key part of our company’s success is our corporate culture and our ability to attract, maintain and motivate our key talent, management and executive staff. The current geopolitical circumstances have created additional challenges for our team, both in Russia and internationally. We have taken steps to retain and motivate our team, but there is a risk of increased personnel turnover which could have an adverse effect on our operations.

Historically, equity awards have formed a significant portion of the regular compensation of a large percentage of our team. The significant drop in the value of our Class A shares and current suspension of trading on Nasdaq has largely eliminated our ability to rely on equity awards for retention and motivation purposes. As a result, the cash component of our employee compensation may increase in the medium term, which would weigh on our operational expenses.

In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.

The legal framework in which we operate in our core market is increasingly volatile in light of ongoing geopolitical tensions. This environment could increase the risk of new legislative or regulatory initiatives that could be seen as protecting the country’s national security and/or limiting foreign influence over the sectors in which we operate, including actions aimed at effecting changes of control of companies that are considered to be of strategic importance. The fact that we are a high-profile company may heighten these risks.

Foreign ownership limitations in Russia have been in place in many sectors for a number of years. Applicable laws restrict foreign (non-Russian) ownership or control of companies involved in certain strategically important activities in Russia, as well as companies that are classified as “mass media” businesses. Currently, technology, the internet and online advertising are not industries specifically covered by this legislation, but proposals have from time to time been considered by the authorities, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies.

If existing limitations on foreign ownership were to be extended to our business, or if new limitations were put in place, such requirements could have a material adverse effect on our group and the value of our business.

In addition, we completed a corporate governance restructuring in late 2019, which included the formation of a Public Interest Foundation that holds a priority (“golden”) share in Yandex N.V. and a so-called “special voting interest” in our principal Russian operating subsidiary, Yandex LLC. Although these interests are designed to provide targeted and specific governance rights, some of these rights are not precisely defined. For instance, what may constitute a “Special Situation” is not defined, although it is our understanding, based on our discussions with the relevant authorities, that such “Special Situations”, if they ever arose, would relate to an action, failure to act or practice by Yandex that was deemed to be materially adverse to the national security interests of the Russian Federation. However, it is possible that the Public Interest Foundation may interpret matters relating to national security broadly and unpredictably, particularly in light of the ongoing crisis, or that matters of national security concern could arise in ways which we have not anticipated. Any such actions by the Public Interest Foundation could have a material adverse effect on our operations and the value of the Yandex group.

Risks Related to Our Governance and Ownership Structure

Although we implemented a restructuring of our corporate governance at the end of 2019, we may not be compliant with any legislation limiting foreign ownership or control that might ultimately be adopted. Any such non-compliance could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A Shares.

We cannot assure you that our business will not become subject to new legislation that might ultimately be adopted with the goal of limiting foreign ownership or control of businesses in our sector or of systemically important Russian businesses generally. If our business becomes subject to, and is found not to be compliant with, any such legislation, we cannot assure you that enforcement actions against Yandex or our business by the Russian authorities will not be imposed. The imposition of such enforcement actions could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A Shares. In addition, in the event that any such new restrictions are adopted, or if there is a perception that such restrictions might be forthcoming, our Board may determine that additional changes in our corporate governance structure are warranted in order to respond to such concerns and to protect the interests of our stakeholders. See also “Item 4. Information on the Company – Governance Structure”.

The Public Interest Foundation that was formed in connection with our corporate governance restructuring has important rights in our corporate governance structure. These rights could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.

The Public Interest Foundation has limited and targeted rights, through the powers associated with its holding of the Priority Share in Yandex N.V. and a so-called “Special Voting Interest” in Yandex LLC. The board of the Public Interest Foundation, as well as the designated directors on the Yandex N.V. board and any interim General Director of Yandex LLC appointed by the Foundation in the circumstances set out in the charter of Yandex LLC, may take actions, however, that are not in the interests of our stakeholders, including our Class A shareholders, or decline to approve actions that would be in the interests of our Class A shareholders. These actions could include exercising the veto right over the nomination of four members of our Board in such a way as to prevent the nomination of persons whom the other members of our Nominating Committee and Board believe would best serve the interests of our company and our shareholders. Moreover, these directors, together with the two designated directors, could act in a manner that results in Board deadlocks on material matters, such as budget approvals, that restrict our flexibility or ability to operate. Further, if the Public Interest Foundation exercised its right to use the Special Voting Interest in Yandex LLC in a manner that is inconsistent with our expectations, or if it did so repeatedly, it could disrupt our operations and adversely affect the public perception of our business. Any such actions could have an adverse effect on our business, financial condition and results of operations and cash flows. The impact and perception of such actions could also make it difficult or impossible for us to access the public capital markets going forward.

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

See also “Item 4. Information on the Company – Governance Structure”.

Risks Related to Our Business and Industry

We face risks related to the COVID-19 pandemic and other health epidemics or related crises.

The ongoing COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities globally, including in Russia. On the back of relaxed pandemic-related restrictions starting in the second half of 2020, our businesses and the broader economy strengthened in 2021. However, our businesses may continue to be affected by the economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis.

The extent to which the COVID-19 crisis impacts our results in any given period will depend on future developments, which are still uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and its variants, and the actions taken to contain the virus or treat its impact. These developments may also lead to changes in estimates and assumptions that affect the reported amounts of our assets and liabilities, and actual results could differ from those estimates. A prolonged or intensified disruption to normal economic activity or to our businesses could have a material adverse impact on our financial condition and results of operations.

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

Our success depends on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Public health concerns or epidemics, such as the recent coronavirus outbreak, may affect the production or delivery capabilities of our suppliers and resulting quarantines or closures could further disrupt our supply chain. The current geopolitical crisis is also adversely affecting our access to international suppliers.

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

A law that partly came into force in November 2019 introduced tighter regulation of traffic routing across the Russian internet. This regulation, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could reduce data transfer speed significantly and even result in interruptions and delays of the online services provided across the Russian internet.

There has recently been increased scrutiny of technology businesses across the globe. Should our operating environment become more challenging because of a change in the regulation or perception of technology companies, our business, financial condition, and results of operations may be materially and adversely affected.

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

For example, the Russian Federal Antimonopoly Service (FAS) has recently started to apply more invasive remedies to technology companies, stipulating in its demands and orders exact changes that market participants should implement into their business processes in order to terminate an alleged violation (in contrast to more general requirements to eliminate the violation of the competition law). For instance, in February 2021 the FAS notified Yandex that it had found indications of an abuse of dominance in the way that Yandex displays enriched results in its search engine and required that Yandex undertake a number of measures to stop the alleged discrimination. In January 2022, Yandex reached a settlement with the FAS and the complainants which confirmed that Yandex has complied with all requirements of the FAS warning. One of the complainants is currently challenging the settlement in the Russian cassation court. See also “The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations”.

Restrictive trade practices in many jurisdictions, including the United States, have also made doing business more difficult for technology companies. In particular, in the current geopolitical environment, access to international technology in Russia has been severely restricted.

Should our business practices, market presence or strategic direction receive adverse scrutiny or experience increased regulation in any material market in which we operate, we may experience a material adverse effect on our business, financial condition and result of operations. For instance, additional regulation applicable specifically to technological platforms and ecosystems is being currently discussed in a number of jurisdictions. Although there is no goal to limit the development of the IT business, any restrictive legislation in this sphere to be enacted in Russia or in other countries where we operate may limit our flexibility in providing our services and adversely impact our operations.

We face competition from major global and local companies, which could negatively affect our business, financial condition and results of operations.

Across our different business lines, we faced competition from both global (such as Google, Meta) and local (VK, Sber) players that provide internet services and content, including search, ride-hailing, food delivery, classifieds, media services, cloud services and e-commerce. Taking into account geopolitical events and, as a result, a change in the competitive environment and a reduction in the presence of global players in Russia (by their own decision or as a result of the actions of the regulator, for example, blocking Meta’s Facebook and Instagram), this year competition with local players is likely to come to the fore.

For many years we have considered Google to be our primary competitor. In addition to its search solutions, including voice search, Google offers online advertising, information and other search services similar to ours, including services similar to Yandex Direct. In March 2022, Google paused the sale of online advertising in Russia, including search, YouTube and outside publishing partners. Separately the Russian regulator Roskomnadzor blocked Meta services (Facebook and Instagram) in Russia.

We believe that social networking sites, video platforms and online marketplaces, are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic. As a result of their very large audiences and the significant amount of proprietary information, they can access to analyze their users’ needs, interests and habits. Consequently, we believe that they may be able to offer highly targeted advertising which could result in increased competition for us. In 2021 these competitors included local players (such as VK, OK, Ozon, Wildberries) as well as international platforms (Facebook, Instagram, Twitter, TikTok and YouTube). We note that as a result of the current geopolitical situation, some of the international players have been blocked by the regulator (such as all Meta apps, including Facebook and Instagram and Twitter), while TikTok has decided to suspend their activity in Russia.

We also face competition in our non-advertising businesses, for example:

●	Our ride-hailing service (including Yandex Taxi in Russia and other countries across CIS and EMEA, and Uber in Russia and CIS) competes with ride-hailing operators such as Citymobil (operated through a joint venture between VK and Sber until April 2022), Didi (a Chinese mobility operator that entered Russia in 2020), taxi provider Gett (which has focused primarily on B2B market), as well as with a number of ride-hailing, on-demand transportation and traditional taxi companies, strong on the federal level or in a specific location across Russia and CIS (for example, Maxim, InDriver, etc.). In March 2022, Gett has announced that it is withdrawing from the Russian market due to current market conditions and strategic considerations. On April 15, 2022, Sber and VK announced a sale of Citymobil assets to the asset management company People&People, which operates Gruzovichkof, Taxovichkof on-demand transportation services.
●	Yandex Market faces competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, AliExpress Russia (operated through a joint venture between VK, MegaFon, RDIF, and Alibaba), and others.

We operate in a market characterized by rapid commercial and technological change. If our competitors are able to develop their technologies more quickly than we are, we may need to increase R&D investments to defend our market shares.

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

In the past several years, we continued to diversify our business, and as a result the share of our revenues generated from advertising has declined from 69% in 2019 to 47% in 2021. Nevertheless, advertising still remains the largest business for Yandex and the biggest contributor to our group revenue and adjusted EBITDA. Expenditures by advertisers tend to be cyclical, reflecting the overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. According to AKAR, the rate of growth in online advertising expenditures was 24% in 2021, compared to 4% in 2020 and 20% in 2019. Following the withdrawal of many multinational advertisers from the Russian market since February 2022, we anticipate a decline in advertising expenditures in 2022. Any decreases in online advertising spending due to economic or geopolitical conditions, or other reasons, could materially adversely impact our business, financial condition and results of operations.

Both advertising spending and user traffic also tend to be seasonal, with internet usage, advertising expenditures and traffic historically slowing down during the months when there are extended Russian public holidays and vacations, and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and past results should not be relied upon as an indication of future performance. Furthermore, as our business becomes more diversified, seasonal changes may have different effects on various lines of business.

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

Our most significant distribution partners in 2021 were Samsung, Xiaomi, and Opera, which preinstall our applications on their devices in Russia and/or on their mobile and desktop browsers. Original equipment manufacturers (Samsung and Xiaomi) have become increasingly important partners due to mobile traffic growth over the last few years. Each of our other distribution partners constitutes less than 10% of our total distribution traffic acquisition costs. If we are unable to continue our arrangements with current key distribution partners, or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices, this would likely have a negative effect on our search market share over time. In the future, existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Our business units face comparable risks. For example, if we are unable to attract or maintain a critical mass of Taxi partners, consumers, couriers, restaurants, grocery stores, whether as a result of competition or other factors, our ride-hailing and food delivery services could become less appealing to users, and our financial results could be adversely impacted.

Some of our businesses, in particular, Search and Portal and Media Services, depend on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.

We license much of our content from third parties, such as video content, music, news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers, this would likely result in a loss of user traffic. Our ability to license content from international producers may also be limited in light of the current geopolitical crisis. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations. In addition, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and streaming platforms, as well as other media such as television, may be able to offer similar or identical content. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses.

Our business benefits from a strong brand. Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and result of operations.

We believe that the brand identity that we have developed through the strength of our technology, our user focus, our independence from political considerations and, in particular, our ability to deliver relevant answers and recommendations, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand is critical to expanding our base of users, advertisers, advertising network partners, and other business partners. We have also from time to time established joint ventures or other partnerships with respect to some of our business units. Although we have sought to implement appropriate controls and protections, depending on specific terms of joint venture or partnership arrangements we may have more limited ability to ensure that these businesses are operated in a manner that is consistent with the broader Yandex brand.

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

We will need to continue to increase our investment in technology, infrastructure, facilities and other areas of operations, in particular product development, sales and marketing. We will also need to continue to improve our operational and financial systems and managerial controls and procedures, and maintain close coordination among our technical, accounting, finance, marketing and sales personnel. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures, which could harm our business, financial condition and results of operations.

Expansion of our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.

We have limited experience with operations outside Russia, and in 2021 derived only approximately 6.1% of our revenues from international markets. Our ability to manage our business and conduct our operations across a broader range of geographies requires considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

●	significant changes in the political environment, including those arising from the current geopolitical situation;
●	challenges caused by distance, language and cultural differences;

●	managing our relationships with local partners should we choose to adopt a joint venture approach in our international expansion efforts;
●	credit risk and higher levels of payment fraud in certain countries;
●	pressure on our operating margins as we invest to support our expansion;
●	currency exchange rate fluctuations and our ability to manage our currency exposure;
●	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;
●	legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for online services and content, and continuing tightening of the data processing regulations in the main jurisdictions of our focus;
●	adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an unpredictable manner;
●	potentially adverse tax consequences;
●	unexpected changes in preferences and perceptions of our users and customers; and
●	higher costs and greater management time associated with doing business internationally.

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

Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our services and may disrupt our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to Yandex’s intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code or to user data. Because the techniques used to obtain unauthorized access, disable or degrade services, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

We maintain substantial security measures staffed by a sizeable and well-trained information security team, undergo regular security audits and penetration testing procedures, both internal and external, and offer a generous bug bounty program for external security researchers, in order to provide a comprehensive security and privacy protection program attested by numerous internationally recognized certifications. Nevertheless, these measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, fraudulent actions of outside parties, or otherwise.

For example, in February 2021 we announced that a data breach had been discovered during routine screening by our security team, in which an employee had provided unauthorized access to users’ accounts for personal gain. Also, in March 2022, we announced that we discovered a data breach in respect of Yandex Eats customers’ records. Several claims for compensation for moral damage have been submitted to Russian courts to date.

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

Our business depends on the accuracy and reliability of our search results and dependability of our online and offline services. A systems failure, technical interference or human error could prevent us from providing accurate search results or ads or reliably delivering our other services, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.

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

Although we maintain a robust network of security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyber-attacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. At the same time, our data centers are located in different geographical areas. Most of Yandex’s services may function in the normal course even when one of the company's data centers is disconnected or lost. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service, or a pandemic or an outbreak of disease or similar public health concern, such as the recent coronavirus outbreak, or fear of such an event, could result in reduced customer traffic and consumer spending as well as a reduction of the equipment maintenance quality, partial or complete shutdown of equipment, labor shortages, delays in manufacturing and shipment of products, and possible interruptions in the provision of services.

Such events could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable.

From time to time, we have experienced power outages that may have interrupted access to our services and impacted the functioning of our internal systems. Any unscheduled interruption in our services places a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may be insufficient to reduce the frequency or duration of unscheduled downtime.

Although we test software updates before implementation and there have been no significant downtime periods in recent years, errors made by our employees in maintaining or expanding our systems may damage our brand and may have a materially adverse effect on our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 1,100 patent applications, of which more than 700 have resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

A number of internet, technology, media and patent-holding companies own or are actively developing patents covering search, indexing, electronic commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with online activities are likely to arise in the future. In addition, the use of open-source software is often subject to compliance with certain license terms, which we may inadvertently breach.

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

The law and enforcement practice relating to the liability of providers of online services for the activities of their users is currently not settled in Russia and certain other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services, including if appropriate licenses and/or rights holder’s consents have not been obtained. For example, we have previously been involved in litigation regarding alleged copyright infringement in the United States. We are also regularly required to remove content uploaded by users on grounds of alleged copyright infringement, and from time to time we receive requests from individuals who do not want their names or websites to appear in our search results. In addition, under applicable laws companies and their officers may be held liable for the failure to delete or to stop distributing such information as is required by a court enforcement officer’s act. The liability may include penalties for companies and imprisonment for officers.

Third parties may also seek to assert claims against us alleging unfair competition, data misappropriation, violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. If any of these complaints result in liability for us, the judgment or settlement could potentially be costly, encourage similar lawsuits, and harm our reputation and possibly our business.

Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require a request from a governmental authority to take down the allegedly infringing or illegal information prior to blocking a particular website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. Moreover, under recent legislative amendments a website may be blocked if the information published contains disrespectful and indecent statements about the society, state, Constitution or governmental authorities. Additionally, the subjects who are accused of disseminating such statements can face administrative fines. If we fail to identify the above-mentioned types of information and delete them from our websites in timely manner, our websites might be blocked and our business may be materially adversely affected.

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

New legislation and regulations may impose additional requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. For instance, in December 2020 the European Commission proposed a draft of the Digital Services Act which is aimed at creating a common set of rules on obligations and accountability of online intermediaries providing services in the European Union. The document is now under consideration of the European Parliament and Member States and, if adopted, could impose new obligations on our services provided (or to be provided in the future) to users in the EU.

Also, legislation adopted in 2021 and coming into full effect in 2022 introduces a mandatory system for the measurement of the audience of internet services and content by a specially designated uniform measurements organization, which would provide Russian state authorities with measurement reports on the internet audience (similar to the mandatory measurement of the TV audience). Such legislation imposes obligations on popular internet resources in Russia (including those provided by Yandex) to either integrate required data collection and reporting instruments or to ensure independent collection of the data and information required for the measurement of the internet audience, and to transfer such data to the designated measurements organization. The regulations related to the foregoing legislation provide a significant list of information to be collected by or to be provided to the designated measurements organization, including data such as user ID, user device ID, and information on the content. Neither the legislation nor the regulations provide sufficient protection of our information and user data, including with respect to the competitive commercial interests of the appointed ‘measurements organization’. Mediascope, a leading Russian media research company, was appointed as the designated measurements organization in February 2022.

In addition, Russian legislation mandates the placement of “social advertising” (i.e., ads relating to the promotion of charities, socially useful activities and governmental functions) by all advertising platforms and distributors in their inventory free of charge, in an amount up to 5% of their commercial advertising inventory (calculated on the basis of the preceding year and nominated in currency or advertising impressions). The legislation also establishes a designated operator of social advertising on the internet, which is authorized to use the 5% free-of-charge quota to place social ads. The Institute for the Development of the Internet (IRI) was appointed as the social advertising operator in 2021. Although the legislation provides some degree of discretion for the advertising platforms and distributors regarding the interaction with the operator, the latter holds substantial authority to require any advertising platform or distributor to place social advertising on the terms determined by the operator. The regulations provide detailed provisions on reporting from the advertising platforms and distributors to the operator regarding their commercial advertising inventory, forecasting obligations related to the use of the 5% quota by the operator and some other provisions.

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

If social or other networks or software providers take steps to prevent their content or documents in their formats from being searchable, such content would not be included in our search results even if the content was directly relevant to a search request. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites, in their networks or documents in their format and provide links thereto in our search results. If these parties also compete with us in the search business, they may give their search technology a preferential ability to search their content or documents in their proprietary format. Any of these outcomes could adversely affect our brand, business, financial condition and results of operations.

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

As we expand our services, we will need to continue to invest in new technology infrastructure, including data centers. We may have difficulty in continuing to expand our infrastructure to meet increased demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies. Moreover, in the current geopolitical environment, we may be unable to acquire the required server capacity or upgrades. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

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

We are exposed to the risk of fraudulent and invalid impressions and clicks on the ads we serve from a variety of potential sources. Invalid impressions and clicks are those that we have determined are not intended by the user to view or access the underlying content, including impressions and clicks resulting from fraud executed by automated scripts of computer programs. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent such fraud and filter out fraudulent or other invalid impressions and clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for impressions or clicks that are later attributed to fraud. If we are unable to stop this activity, these credits to our advertisers or the amounts we pay to our partners for such invalid impressions and clicks may increase, and could exceed what they have actually earned. This could negatively affect our profitability, and these invalid impressions and clicks could result in legal claims or harm our brand.

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

Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or one of our joint ventures, or breaches of customers’ privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint ventures and damage relations with them. Alternatively, should breaches of customers’ privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of one or more of our joint ventures. Any inability by us or our joint ventures to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. In the event we or one of our joint ventures fails to maintain effective customer service, our reputation may suffer, and we may lose our customers’ confidence, which may in turn adversely affect our business, financial condition and results of operations.

We have started the construction of our new headquarters, which involves significant risks, including those beyond our control. Construction delays may result in material expenses and distraction of management attention and may be exacerbated by restrictions and prohibitions on the supply of construction and finishing materials, engineering and other equipment into Russia.

In 2018 we acquired a property site for a new Moscow headquarters situated at 15 Kosygina Street. Even though we have managed to develop a design package for the site, obtain the required approvals for construction and engage a general contractor, we may face difficulties in managing or coordinating the construction process, which may be exacerbated by the current geopolitical and macroeconomic circumstances. If the construction is not finished by the time our current lease expires, we may need to negotiate a new lease for our current or future premises, and may be unable to secure favorable terms, or may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk, or incur other significant expenses associated with the continuation and completion of construction.

Additional Risks Related to Regulatory Matters

Because the range of the services we provide is increasing and the legal framework governing the operations in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.

As we increase the range of services we offer and diversify our business we may have to apply for additional licenses. Maintenance of granted licenses and obtaining new licenses may require us to spend additional resources.

Licensing requirements may also limit our flexibility in running our business. Failure to maintain required licenses may significantly limit our ability to provide new services in respect of which these licenses are required.

As the legal framework in Russia continues to evolve, we may be required to take additional actions in order to comply with new legislation. Although we believe that we are in full compliance with applicable laws, ambiguities in legislation and the wide discretion granted to regulatory authorities may result in us being subject to additional regulatory requirements. Compliance with expanded or new regulatory requirements, or new interpretations or applications of existing requirements, may also require us to spend additional resources and limit our flexibility in providing our services.

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

Our companies are subject to routine inspections by the competent Russian authority (Roskomnadzor). If any inspections result in the determination that companies in our group fail to comply with the applicable data protection legislation, we could experience financial and reputational losses and could be restricted from providing certain types of services until we comply with the requirements.

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

Amendments to the Law “On Information” are due to come into force on September 1, 2022. According to these amendments, significant organizational and technical requirements and restrictions apply to businesses that want to process biometric personal data in their information systems for identification and/or authentication purposes. Regulations implementing the law have not yet been adopted. This law could significantly affect Yandex's ability to use biometric data in the process of providing its services in the future, should such a need arise.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws in other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. For example, the General Data Protection Regulation (the GDPR) came into force in May 2018 in the European Union. Although we have only modest operations in the EU and therefore our exposure under the GDPR is generally limited, we believe that we are taking all necessary steps to comply with the GDPR. However, if we fail to interpret all the requirements of the GDPR in accordance with the official interpretation, we may be held liable for noncompliance. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to the production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability and other adverse consequences. Further, current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

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

Future amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties, such as Yandex, that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations in order to comply with such legislation. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers (or otherwise ensure compliance of the ads with advertising legislation), we may be exposed to administrative fines or other sanctions, and we may have to limit the types of advertisers we serve.

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

See also "Risks Related to Our Business and Industry".

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

Russian tax, currency and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. Russian tax legislation largely follows the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and increased geopolitical risks, the authorities are taking a more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be questioned by the authorities. High-profile companies such as ours can be particularly vulnerable to such assertive positions of the authorities.

Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet. We believe our tax position is consistent with the tax laws in the jurisdictions in which we conduct our business, however, the determination of our worldwide provision for tax liabilities, including digital tax, requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain and we are subject to regular review and audit by both domestic and foreign tax authorities. Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out. Tax years 2019, 2020 and 2021 are currently open for tax audit of our principal Russian subsidiaries.

There have also been significant developments and proposed changes in recent periods to international tax laws that increase the complexity, burden and cost of tax compliance. Global Tax Reform plan (Pillar One and Pillar Two) was adopted in 2021 by 137 countries and now has to be implemented into the local legislation of Russia, the Netherlands and other countries in which we operate. Although we do not expect this reform to have a significant impact on our business, further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. Our current policy is to retain all of our earnings at the level of our principal subsidiary for investment in Russia.

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

On the back of geopolitical tensions and macroeconomic events in Russia at the end of February 2022, the value of traded securities of companies with significant operations in Russia have been adversely affected, including our Class A shares. Trading in our Class A shares is currently suspended on Nasdaq. Although trading in our shares resumed on the Moscow Exchange in late March 2022 following a suspension, only a limited number of our shares are available for trading on that market at this time, and non-Russian investors are not permitted to trade. The trading price of our shares on the Moscow Exchange may not reflect the price that would be recorded if all of our shares were trading.

Generally, the market for technology and other growth companies has generally experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad macroeconomic, geopolitical, market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

If and when our Class A shares resume trading in the ordinary course, the trading price may to be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

●	macroeconomic and geopolitical developments, including in connection with the current geopolitical crisis, as well as those specific to technology businesses, the internet and online advertising both in Russia and globally, as well as the impact of COVID-19;
●	any proposed or adopted legislation in Russia that would impost limitations on foreign ownership or control of our business;
●	changes or proposed changes in the regulation of our services by the applicable government authorities, including with respect to operational requirements and governance;
●	market rumors which may negatively impact the price of our Class A shares;
●	quarterly variations in our results of operations or those of our competitors;
●	fluctuations in our share of the internet search market or our other markets;
●	announcements of technological innovations or new services and media properties by us or our competitors;
●	the amount of advertising purchased or market prices for online advertising;
●	the emergence of new advertising channels in which we are unable to compete effectively;
●	the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;
●	the numbers of users of our other services, and the volume of their activity on our services;
●	changes in governmental regulations, in particular those applicable to regulation of online business in Russia and globally;
●	disruption to our operations or those of our partners;
●	our ability to develop and launch new and enhanced services on a timely basis;

●	commencement of, or our involvement in, litigation;
●	any major change in our directors or management;
●	changes in earnings estimates or recommendations by securities analysts;
●	our ability to compete effectively for users, advertisers, partner websites and content;
●	the operating and stock price performance of other companies that investors may deem comparable to us;
●	fluctuations in the exchange rate between currencies, including the Russian ruble and the U.S. dollar;
●	general global or Russian economic conditions and slow or negative growth or forecast growth of related markets; or
●	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The concentration of voting power with our principal shareholders, including our founder, together with the Priority Share held by the Public Interest Foundation, limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of February 15, 2022, our founder, directors, senior management (and their affiliates) and principal non-institutional shareholders together own 95.54% of our outstanding Class B shares and 2.85% of our outstanding Class A shares, representing in the aggregate 51.50% of the voting power of our outstanding shares. In particular, our founder, Mr. Volozh, directly or indirectly controls 86.24% of our outstanding Class B shares and 0.01% of our outstanding class A shares representing in the aggregate 45.27% of the voting power of our outstanding shares. Additionally, the Priority Share provides the Public Interest Foundation with certain rights, including an effective veto on acquisitions related to our Company or the sale of our material businesses.

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

These restrictions will fall away, and the shares will automatically convert into Class A Shares, after the end of that two-year period. On December 6, 2021, the company announced that Mr. Volozh has agreed to a further lock-up of his Class B shares till December 31, 2023 and confirmed that he has no current plans to sell his Class B shares.

As a result, Mr. Volozh and his family trust have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. This concentrated control limits your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. We follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Due to the current geopolitical situation, trading in our Class A shares on Nasdaq has been suspended. Depending on how the situation develops, the company's obligations to comply with corporate governance requirements may change.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2021 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.

We have only very limited operations in the United States, most of our assets are located in Russia, our company is incorporated in the Netherlands, and most of our directors and senior management are located outside the United States. As a result, it may be difficult to serve process on us or persons within the United States. Although arbitration awards are generally enforceable in Russia and the Netherlands, and Russian courts may elect to enforce foreign court judgments as a matter of international reciprocity and judicial comity, you should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in Russia or the Netherlands. There is no mutual recognition treaty between the United States and the Russian Federation or the Netherlands, and no Russian federal law or Dutch law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia or the Netherlands.

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

Item 4. Information on the Company.

History and Development of the Company; Organizational Structure.

Our founders began the development of our search technology in 1989 and launched the yandex.ru website in 1997. Our principal Russian operating subsidiary, Yandex LLC, was formed in 2000, as a wholly owned subsidiary of our former Cypriot parent company. In 2007, we undertook a corporate restructuring, as a result of which Yandex N.V. became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands (tel: +31 (0) 20 206 6970). The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel. +7 495 739 7000).

Our company became profitable in 2003 and its revenues grew continually up to and throughout the 2021 financial year. In May 2011, Yandex went public on the NASDAQ stock exchange, under the ticker YNDX, and subsequently listed on the Moscow Exchange in June 2014.

For a discussion of our principal acquisitions in 2021, see “Operating and Financial Review and Prospects — Recent Acquisitions”.

Business Overview

Below, we provide an overview of our operations in 2021. The current geopolitical crisis is creating critical challenges for our company and business. See also “Introduction and Explanatory Note” and “Risk Factors—Risks Related to the Current Global Political, Regulatory and Economic Environment, and Risks Related to Our Business and Industry.”

Our Business

Yandex is a technology company that builds intelligent products and services powered by our proprietary machine learning and other technologies, with the goal of helping consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. We have also developed market-leading on-demand transportation, delivery and navigation services and products, and have expanded into e-commerce, entertainment and cloud computing markets to address the needs of customers in Russia and number of international markets. We hold the number one market position in Russia in each of digital advertising, ride-hailing, on-demand video, auto classifieds, maps and navigation, and smart speakers. We also operate a market-leading subscription loyalty program, Yandex Plus, linking many of the services in our ecosystem. As of the end of December 2021 Yandex had over 30 offices in 9 countries, and operations in nearly 30 countries.

Although we continue to derive a substantial part of our revenues from online advertising, this comprised only 47% of our revenues in 2021, compared with 58% in 2020. We enable advertisers to deliver targeted, cost effective ads, including performance-based, brand and video advertising formats across different platforms, that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third party websites that make up our Yandex Advertising Network.

Our non-advertising revenue streams grew rapidly through 2021. The contribution of non-advertising businesses increased significantly in 2021. For the year 2021, the non-advertising segments accounted for 53% of our total group revenue compared with 42% in 2020 and 31% in 2019.

Our principal businesses are organized in the following segments:

●	Search and Portal, which includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan. We offer a broad range of world-class, locally relevant search and information services that are free to our users and that enable them to find relevant information quickly and easily;
●	MLU (Taxi), including our mobility businesses (which consists of ride-hailing in Russia and 19 other countries across CIS and EMEA as of December 31, 2021, and Yandex Drive, our car-sharing business); our FoodTech businesses (which consists of Yandex Eats (our ready-to-eat and grocery delivery service) and Yandex Lavka (our hyperlocal convenience store delivery service)); and Yandex Delivery, our last-mile logistics solution for individuals, enterprises and SMB. Following our acquisition of 100% of the Eats, Lavka and Delivery businesses from our joint venture with Uber in December 2021, we have revised our segment structure from January 2022. Please see more details in relation to this segment in the MLU (Taxi) description below;
●	Yandex Market, our multi-category e-commerce marketplace and several smaller experiments. This unified platform enables us to provide the full suite of e-commerce services to our partners, including access to consumers, fulfillment, logistics, advertising and marketing, support and analytics;
●	Media Services, including our subscription service Yandex Plus, our entertainment service (Yandex Music, Kinopoisk and Yandex Afisha) and our production center Yandex Studio;
●	Classifieds, including Auto.ru, Yandex Realty, and Yandex Rent; and
●	Other Business Units and Initiatives, including our self-driving vehicles business (Yandex Self-Driving Group B.V. or SDG), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Yandex Uslugi (“Services”) and our Yandex Lavka experiments in international markets (“Lavka Overseas”), as well as several other experiments. Our Other Business Units and Initiatives segment consists of smaller business units and experiments that we aim to develop into thriving and successful businesses.

For a detailed description of our operating segments for financial reporting purposes, see Item 5, “Operating and Financial Review and Prospects”.

Search and Portal

We offer a broad range of world-class, locally relevant search and information services that are free to our users and that enable them to find relevant information quickly and easily.

Yandex Search

Our search engine offers almost instantaneous access to the vast range of information available online, subject only to local legal restrictions with respect to the blocking of specified websites entirely in Russia. We utilize linguistics, mathematics, machine learning and AI to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to our users. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users. We do not exercise editorial control over the content of our search results.

According to Yandex Radar, our total search share reached 59.8% of all search traffic in Russia in 2021, up from 57.0% in 2019 and 59.2% in 2020, which was driven by share growth on both desktop and mobile devices. In 2021, our search share on desktop and mobile reached 69.9% and 55.5%, respectively. We continued to gain share in mobile search, reaching 59.2% on Android and improving our share to 42.8% on iOS in 2021 (from 57.6% and 41.8% in 2020, respectively). In February 2022, our search share averaged 71.6% on desktop and 55.7% on mobile, with mobile search share of 59.4% on Android and 45.6% on iOS. Also, we further improved mobile monetization in 2021. The percentage of our total search traffic generated from mobile devices averaged approximately 64% in Q4 2021 compared with 60% in Q4 2020, while the percentage of our search revenues generated from mobile devices increased to approximately 57% in Q4 2021 from approximately 53% in Q4 2020.

In 2021, Yandex introduced Y1, a new version of search with more than 2,000 improvements, based on deep neural YaLM (Yet another Language Model) networks trained on massive volumes of data. YaLM now uses up to 13 billion parameters to understand natural language. This brought users new features and upgrades, including video timestamp responses to search queries, more detailed quick answers to a greater number of queries and improved object recognition in real time.

Yandex Search App

Enhanced with Alice, the first conversational voice assistant on the Russian market, Yandex Search App integrates Yandex’s must-have services into one app, including Search, Maps, News, Zen, Weather and many others. The Yandex Search App audience reached 66 million users on Android on a monthly basis in February 2022.

In 2021, Yandex added a smart camera feature in the Yandex App and Yandex Browser, which gives mobile users instant information about objects in real life (for example, price and availability for commercial items), instant translation, as well as scanning and editing.

Yandex Browser

Our Yandex Browser is the second most popular browser on desktops and the most popular non-native browser on mobile platforms in Russia. Yandex Browser is committed to delivering high-quality user experiences and to ensuring security for users online. Yandex Browser’s “Protect” technology offers comprehensive protection against the majority of online threats. For example, Yandex Browser checks all downloaded files for viruses, warns users about dangerous websites, encrypts users’ passwords with strong cryptography, and ensures safe payments. The Russian version has native ad blocking to enhance users’ browsing experience by filtering intrusive advertising. In 2021, we rolled out ‘Your Tracking Protection’ (YTP), a feature that lets each individual user control whether to block or unblock third-party cookies through a simple, intuitive dashboard built into the Yandex Browser. This is a further step we have implemented to make the browser experience safer for users and more secure.

Also, in 2021 Yandex introduced AI-generated voice-over translation into Russian. The feature is a combination of four different Yandex technologies: voice recognition, speech synthesis, machine translation and biometrics. It creates subtitles for videos or adopts subtitles that are already in place and automatically translates them, and then integrates the subtitles audibly into the video with an artificially synthesized voice that matches the original voice’s gender, tempo and other parameters. In addition, Yandex integrated image translation functionality natively in the browser on desktop and Android to give users the option to translate content into another language.

The combined share of our desktop and mobile visits processed through Yandex Browser in Russia reached 26.9% in February 2022, according to Yandex Radar.

Geolocation Services

Our Geolocation Services integrate Yandex’s advanced technologies (including mapping, cartography, and navigation) to provide a broad range of services across Russia, other CIS countries and Turkey. We focus on the development of logistics and routing solutions for individual users and businesses, as well as advertising products for SMEs. Our Geolocation Services include Yandex Maps, Yandex Navigator, our contactless payment service at gas stations, Yandex Fuel, and RouteQ (formerly known as Yandex Routing), our cloud platform using traffic forecasts to optimize last mile delivery. We monetize our Geolocation Services through online advertising, licensing, and transaction services.

Yandex Maps provides high-quality, detailed maps of Russia, its neighboring countries, Turkey, and other countries where we operate our ride-hailing service. The monthly audience of the service reached 25 million monthly average users in the mobile app, 28 million on the website and 52 million in mobile browsers in 2021 across Russia. We offer our users panoramic views, navigation for all forms of transport including recently added scooters, public transportation routes, driving directions with voice controls and turn-by-turn navigation. We continue to develop Yandex Maps to integrate new features, such as in-app transactions for purchasing food and fuel, ratings and reviews of businesses. In 2021, we launched support for CarPlay and Android Auto. Drivers can build routes and search for places directly using the screens built into users’ cars. Our AI assistant Alice was also added to Yandex Maps in 2021.

We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback. Yandex Maps is also available via application programming interfaces, or APIs, which allow developers to embed and use our interactive maps in third-party websites and applications, as well as to add extra layers of information; for example, to offer a map showing the location of a restaurant or a hotel. As of the end of 2021, there were 30 million people using Yandex Maps’ API daily on 600,000 websites.

We also offer Yandex Navigator, which integrates our AI assistant Alice. Yandex Navigator provides turn-by-turn navigation, incorporates a voice input function, speed limit warnings, parking information and information about accidents or road works. It is one of Yandex’s most popular mobile apps in terms of usage, with 30 million monthly average users including CIS and Turkey at the end of December 2021.

Our map-based apps allow offline businesses to place ads in native formats (adopted for different scenarios on the map), offering advanced targeting capabilities. We monetize Yandex Maps through contextual and location-based advertising, while Yandex Navigator is monetized through display advertising. Such advertising can help smaller businesses stand out among competitors, and large brands to stimulate sales in stores that might be experiencing lower sales. Also, we are developing a transactional model in Yandex Maps with services such as taxi orders and fuel payments available through the appropriate apps.

Yandex Fuel is a contactless payment service at gas stations built into Yandex Navigator, Yandex Maps, Yandex Pro, an app for Yandex Taxi drivers, Yandex Drive and a standalone Yandex Fuel app, and is also available to corporate clients. We monetize Yandex Fuel through a commission model.

As of December 2021, more than 8,000 fueling stations are connected to the service throughout Russia, including Rosneft, EKA, Neftmagistral, gas station Tatneft, Shell and others. In 2021, users of Yandex Fuel purchased more than 1.2 billion liters of fuel with a gross merchandise value of 54.1 billion rubles. In 2021, Yandex Fuel launched a new feature to tip staff at gas stations through Maps, Navigator or Fuel apps.

In December 2021, Yandex Fuel added the first electric chargers to the service. The stations were produced by a Yandex partner, the Russian company Rewatt. The service is designed such that drivers can leave the cars to charge while they go shopping.

RouteQ (formerly known as Yandex Routing) is a cloud platform for optimizing last mile logistics in retail, fast moving consumer goods, and courier services. It automatically forms optimized delivery routes and improves courier monitoring and communication. The platform powers up to one million deliveries (orders) daily in peak seasons and operates in the markets of the Middle East, Turkey, and Russia. RouteQ became an independent business unit in 2021.

Yandex Business is a service for small and medium-sized businesses that bundles together ad tools, making ad placement more efficient and simpler. We already have a simple subscription service tailored to offline and online businesses so they can efficiently advertise within the Yandex ecosystem (Search, Zen, Maps, Yandex Ad Network) for a fixed monthly fee. The number of monthly average users of the subscription reached 55,000 in December 2021.

Voice assistant Alice

Alice was the first conversational intelligent assistant for the Russian market. Alice assists users with a broad range of inquiries, such as factoid questions, weather forecasts, directions and currency exchange rates, as well as helping users to manage daily tasks, such as setting an alarm, scheduling reminders for important events or hailing a taxi. Alice is not limited to predefined scenarios and includes a general “chit-chat” mode – a feature among intelligent assistants that has been embraced by millions of users. It also benefits from the near-human level of speech recognition accuracy (based on the Word Error Rate measurement) provided by the Yandex SpeechKit platform. We offer a developers’ skills platform, Yandex Dialogues, designed to make it easy for any third-party developer to create new skills for Alice. As of December 2021, there were about 3.4 monthly users of external voice applications with Alice.

Our smart home ecosystem powered by Alice currently can connect with air-conditioners, robot vacuum cleaners, light switches, power sockets, remote controllers and more. While initially only accessible through our search app, Alice is now accessible through Yandex Browser, Yandex Navigator, Yandex Station, Yandex Station Max, Yandex Station Mini, Yandex Auto and Yandex TV, as well as on third-party platforms and smart speakers.

Other Products and Services

Search and Portal segment includes number of other products and services, the key ones of which are the following:

●	Yandex 360 unites our various productivity tools, such as Yandex Mail, Yandex Disk, our cloud-based storage service, Yandex Telemost, our video conferencing service, Yandex Documents, our online documents editor launched in 2021, Yandex Calendar, Yandex Messenger and Yandex Notes to help users with correspondence, time tracking, document management and conferencing services. More features are available with a Yandex 360 subscription, including Yandex 360 for Business, our solution for a virtual team;
●	Yandex News, an online news aggregation service in Russia, providing up-to-date news coverage for our users. According to Russian law, the service may only aggregate news from publications officially registered in Russia’s media watchdog register. We do not publish news and do not exercise any editorial control over the content that is aggregated. All news is collected automatically from media reports with a Russian media license, and their headlines and fragments are shown unchanged. Our algorithm is transparent, and the factors influencing it are publicly available. In February 2022, we announced that we are exploring strategic alternatives, including divestment, for Yandex News;
●	Yandex Weather, offering hyperlocal, real-time weather information based on our proprietary weather forecasting technology, Meteum 2.0, which handles data processing from thousands of instruments on earth and space (including real-time customer reports), powered by machine learning;
●	Yandex Travel, our travel aggregator service, which allows users to search for flight tickets and hotels, compare prices, and also offers users an opportunity to purchase train and intercity bus tickets;
●	Yandex Q is a community of experts (more than 11,000) in science, medicine, economics, education, art, and many other areas of life who share their knowledge with users in a question-and-answer format.

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

Most of our revenues are generated from performance-based advertising, on a pay-per-action basis and a pay-per-click basis (in which the share of a cost-per-action (CPA) optimization is growing, where an action can be a purchase, a click, a call etc.). A growing portion of revenues is generated from brand advertising and video advertising, based on the number of impressions delivered. We actively monitor the ads we serve, both automatically and manually, to help ensure the relevance of the ads as well as compliance with applicable laws.

Yandex Direct

Yandex Direct is our auction-based advertising placement platform, which uses auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex Direct lets advertisers cost-effectively deliver relevant ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex Advertising Network. Advertisers may use our automated tools, often with little or no assistance from us, to create performance-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex Direct features an automated, online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated campaigns. We also offer a Yandex Direct mobile app to better facilitate advertisers’ access to our service to manage their advertising campaigns.

Performance-based ads on our desktop search engine results page (SERP) appear in one of two general categories: top of the page, appearing above the organic search results; and bottom of the page, which appears either below the organic search results or the right-hand block located to the right of the organic search results. Advertisers bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. Yandex Direct continues using a Vickrey-Clarke-Groves (VCG) auction to serve ads on our SERP.

During 2021, our priorities included further development of automated strategies, improvement of advertising products for SME clients and development of advertising products for e-commerce players. We believe these initiatives helped us to maintain advertising revenue growth above the dynamic of the digital advertising market in Russia in 2021.

We launched our Fixed Cost Per Action (CPA) model in Yandex Direct in the second quarter of 2020, which allows any business, regardless of size or industry, to pay a specific price for targeted user actions, like placing an order on the website or filling out a request, and in which ad bidding is optimized for this specific targeted action. This model is aimed at better customization (providing more options for settings), simplification of the usage of advertising strategies and higher ad efficiency for our clients. This includes application of the neural network on graphic processor units (significantly improving the quality of targeting and conversion prediction) to improve the behavioral forecasting of clicks and the real time selection of ads. This has led to a 20-25% increase in efficiency of our conversion strategies and we are continuing to hone the neural network for these purposes. Other recent innovations include payment for conversions for multiple goals (e.g., a purchase and a phone call), the addition of a dynamic value for goals, and post-click activity analysis using machine learning technologies. These enhancements further improve the transparency and efficiency of CPA strategies, while positioning Yandex to expand its advertising client base and increase its share of wallet in the market. Share of conversion-oriented strategies grew throughout the year and reached 36% of total Search and Portal ad revenue and 51% of Yandex Advertising Network revenue in Q4 2021.

The SMB segment remained an important focus area and growth driver for Yandex’s ad business in 2021. We continued to develop special easy-to-use advertising products for small and medium-sized businesses, including our Yandex Business Subscription. This product allows clients to maximize efficiency from advertisements for a fixed amount of money with minimal engagement from their side, providing access not only to Yandex Direct, but also to partner properties to generate more effective leads. In 2021 we launched Campaign Wizard, a product for small and medium businesses and beginner advertisers.

As part of our strategy of advancing tools for SMBs we have announced an acquisition (pending FAS approval) of eLama’s technology platform and professional team to integrate it into Yandex and strengthen our position and expertise in collaborating with small businesses. eLama is the largest aggregating platform for small ad agencies and freelance ad campaign experts, which allows them to service SMB advertisers on the leading online ad platforms such as Yandex and VK.

In 2021, Yandex started to actively develop advertising formats for ecommerce players that enable advertisers to improve the presentation of their products on both search and network sites. In Q4 2021, we launched a product gallery (product cards with offers from several stores containing a picture of the product along with its name, price and other key information) that appears below the search bar. This advertising format enjoys better user perception and helps them to make shopping decisions faster, which proves to be more efficient for advertisers.

Yandex Advertising Network

Our Yandex Advertising Network partners include search websites and apps, for which we provide search capabilities, as well as contextual network partners, where we serve ads on websites and apps, based on user behavior or characteristics or website content.

We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver performance‑based, brand and video ads on their search results pages or websites. Our advertising algorithms use our proprietary CatBoost and neural network technologies, which optimize the click-through rate on our network through improved click prediction. We screen applicants for the Yandex Advertising Network and favor resources with high-quality content and stable audiences to offer advertisers high-quality traffic.

Yandex’s video advertising network allows users to place full-screen videos, video ads on pages of websites and ads within the video content available on a wide range of advertising resources, including desktop and mobile websites, mobile apps and Smart TV applications. Yandex’s technologies enable users to provide advertising to the targeted audience and offer analysis of its efficiency through different tools and instruments, such as Brand Lift or video roll analysis.

Programmatic advertising

We have developed a range of programmatic advertising products, which utilize real-time bidding, or RTB, technologies to provide effective solutions to our publisher and advertiser partners. Our RTB ad exchange connects our performance-based demand-side platform (DSP) Yandex Direct and third-party DSPs with multiple SSPs. Our RTB ad exchange leverages the wealth of targeting data generated by our own Data Management Platform, including Crypta, and search and browsing history. In addition, through ADFOX, an online ad management platform for media publishers, we provide a supply-side platform to our publisher partners. ADFOX is able to mediate in real-time between ads from Yandex Direct, ads from integrated third-party DSPs and the publisher’s own direct sales.

Mobile Advertising

We offer our advertisers the ability to display ads on mobile versions of Yandex services, including Search and our Advertising Network partner websites, as well as in mobile applications, including our Yandex Search App. Advertisers are able to set up their mobile bids as a coefficient of their desktop bids.

Turbo pages

Launched in mid-2017, Turbo pages is a format used to display content on mobile devices that loads several times faster than regular web pages and is optimized for smaller screens. Our Turbo pages are easier to implement compared to other similar products and offer monetization from Yandex out of the box. In 2021, our Turbo pages were being used by tens of thousands of internet websites.

Analytics tools

Yandex Metrica, our web analytics system, offers a comprehensive set of tools for ad analytics, helping businesses easily find traffic sources with the highest ROI. Yandex Metrica provides the Logs API to export all raw data in order to accomplish complex tasks. Yandex Metrica is available without any data caps, regardless of the traffic volume.

App developers can also use AppMetrica, a mobile app analytics solution that helps mobile developers improve the in-app experience by identifying and fixing errors, optimizing advertising settings and building marketing strategies based on in-app user performance.

Yandex Radar is our analytics tool, which provides statistics on search market shares and browser usage, as well as traffic breakdown by operating system and device type.

MLU (Taxi)

Taxi group offers multi-mode services that seamlessly and efficiently satisfy the needs of users and businesses for ride-hailing, car-sharing and delivery (including both food and grocery deliveries, as well as last-mile delivery services). Our platform enables access to a wide range of personal mobility and delivery services through our Yandex Go super app, which we launched in August 2020. In December 2021 total MAU of the Yandex Go super app exceeded 35 million. In addition to the Yandex Go super app, users can also access Taxi group services through standalone apps and the Yandex Drive car-sharing app, as well as Yandex Eats and Yandex Lavka.

This group is operated through our joint venture with Uber, MLU B.V. (“MLU (Taxi)”). On December 21, 2021, we completed the restructuring of the ownership of MLU, following which Yandex owns 100% of each of the Yandex Eats, Yandex Lavka and Yandex Delivery businesses and approximately 71% of MLU (Taxi).

Ride-Hailing

We launched our ride-hailing service in Russia in 2011. In December 2021, our ride-hailing services were available in Russia and other 19 countries. Geographies outside of Russia generated 25% of our monthly rides in December 2021. The scale of our network coupled with our proprietary technology and marketplace efficiency enable us to accurately forecast demand and incentivize drivers to be available to accept rides, providing highly reliable ride-hailing services for individual users and businesses.

We have established one of the largest ride-hailing networks in Russia and in many CIS countries, enabling riders to complete over 2.4 billion rides across all our geographies in 2021. Our total number of rides grew 50% year-over-year in 2021 and by 33% on 2-year stack basis, as economies recovered from the pandemic-related slow-down. In December 2021, we had 1.2 million active drivers on the platform.

In addition to our primary B2C ride-hailing services, our B2B platform offers comprehensive solutions for corporate ride-hailing services, including business trips, airport transfers and staff logistics, as well as transportation budget management system. We operate our B2B platform in Russia, Kazakhstan, Armenia, Belarus and Israel.

Our app utilizes smartphone GPS to detect a rider’s location and efficiently connect a rider with an available driver. Our app also provides robust features and functionality for riders and drivers throughout a trip, including upfront pricing and efficient determination of pickup points, both of which allows for reduced estimated arrival and waiting times and an optimized fare per ride. Our proprietary map infrastructure allows our apps to more precisely locate cars, as well as offer a more accurate match with nearby drivers. At locations with more complicated logistics such as airports or stadiums, pickup points are predetermined in our app and are integrated with offline signage. Our app accepts a variety of payment methods, including credit cards, cash paid directly to the driver in certain markets and e-wallet payment solutions.

We currently build relationships with our drivers for our ride-hailing services both directly and through a wide partner network (Fleet Management Companies or FMCs). In Russia we also support the new simplified self-employment regime that has been introduced by the tax authorities in Russia, which allows us to engage more drivers directly.

We offer our FMC partners access to efficient fleet management software to manage their driver base and fleet, optimizing their administrative and technical workflows. In 2021, we also started to provide additional social benefits for drivers on the platform, including a dedicated health insurance program (wholly or partially compensated, depending on the partner’s (FMC’s) status) and sick leave compensation.

Safety is of the utmost importance, and we take a comprehensive approach to monitoring and improving the safety of all our platform users, before, during and after their rides. We offer insurance that covers passengers, drivers and third-party participants in the event of personal injuries sustained during a ride. We have also implemented service access controls, such as driver scoring and detailed driver identification methods. We also tailor certain safety features to particular users, such as providing child safety seats and additional training for drivers within our kids tariff. For drivers, we offer training and vehicle check-ups, both remotely and in person, and we continue piloting various technological tools to improve trip safety, such as telemetry monitoring to ensure that drivers remain alert. Our support service provides emergency support and a safety center within the app for both riders and drivers.

During the COVID-19 pandemic, we created a separate fleet of vehicles drawn from many thousands of cars available through the Yandex Taxi service and organized more than 160 locations for taxi cars to be disinfected throughout Russia, where drivers could also obtain personal protective equipment. We also established a Support Fund for our drivers and couriers who were infected with COVID-19, in order to support them and their families during the period they were not able to perform ride-hailing services. After the start of obligatory vaccination program in Russia, we launched a number of vaccination points for our partners and compensated days of leave in case of negative side-effects following vaccination.

FoodTech

Our FoodTech business consists of Yandex Eats, our ready-to-eat and grocery delivery services, and Yandex Lavka, a hyperlocal convenience store delivery service. Our FoodTech business relies on a wide partner network of couriers, who make deliveries using cars, bikes, scooters and on foot.

In December 2021, our Yandex Eats services were available in 186 cities in Russia, Kazakhstan and Belarus, with the majority of operations in Russia. Yandex Eats is one of the leading online food and grocery ordering and delivery marketplaces in Russia working with approximately 35,000 restaurants and 3,200 retail stores as of the end of December 2021. In December 2021, the share of grocery orders reached 21% of total Eats orders and the share of GMV totaled to 28%. Approximately 89% of our orders in 2021 were through a first-party delivery model.

Yandex Lavka offers on-demand delivery of groceries, ready-to-eat and other FMCG products within 10 to 30 minutes. The assortment includes over 2,500 SKUs with a focus on fresh and ready-to-eat categories. As of the end of December 2021, Yandex Lavka operated 404 “dark” stores (small warehouses) across Russia and Israel.

Delivery

Yandex Delivery is our last-mile express delivery solution for individual consumers and businesses, which we launched during the pandemic as a means to serve the increased demand for delivery services. The service leverages Yandex’s routing and marketplace efficiency platform to provide on-demand B2C and B2B delivery services.

Our last-mile logistics services are available to users in the Yandex Go super app, while for businesses we developed proprietary software, tailored for specific needs of SMBs and large enterprises. In 2021, the service grew rapidly and its annualized run-rate was 130 million deliveries in December 2021. The number of businesses actively using our Delivery services in December exceeded 30,000. We provide last-mile delivery services for internal Yandex businesses, such as Yandex Market, Yandex Eats and Yandex Lavka, as well as for third party companies, including retailers and pharmacies. The number of SMBs on the platform reached 500,000 as of December 2021.

Yandex Drive

Launched in 2018, our free-floating car-sharing service, Yandex Drive provides users with vehicles that can be reserved for varying periods of time through a standalone mobile app, as well as through Yandex Go. Users can then drop off the designated cars in any permitted parking place across the cities we serve, as well as at airports and shopping malls. Offering on-demand access to cars in Moscow, St. Petersburg, Kazan and Sochi, Yandex Drive operates one of the leading car-sharing platforms in Russia, managing more than 17,000 cars as of December 31, 2021.

Yandex Drive has been working with corporate clients since 2019. In 2020, Yandex Drive launched a car subscription service, which allows a user to rent a car by subscription for a period of one month to one-and-a-half years through the app, including maintenance and insurance.

Yandex Drive pricing is inclusive of fuel, parking, insurance and other costs associated with car ownership. Yandex provides dynamic pricing, which integrates traffic conditions, customer demand and other factors at the time of reservation. In addition, Yandex Drive became the first car-sharing service worldwide to launch fixed-price tariffs based on the final destination point, which allows us to improve the utilization rates of our fleet.

Yandex Drive’s car fleet is equipped with our proprietary telematics system, which allows us to manage our fleet remotely. In 2021 Yandex Drive upgraded its driver’s behavior analysis technology. It differentiates between drivers, improves safety by reducing aggressive driving, and works to incentivize gentle driving behavior. As of 2021, 90% of Yandex Drive users had “gentle driver” status.

Yandex Auto is our voice-activated in-car infotainment system, which offers Yandex’s best-in-class mapping and navigation, music streaming, weather information and other services. We work with car manufacturers to equip cars with Yandex Auto, which is found in some models of Nissan, Renault, LADA and others on the Russian market. In this segment, we primarily generate revenues from the sale of Yandex Auto software licenses.

Yandex Market

Yandex Market is one of the most popular internet services in Russia, working as a multi-category marketplace. We offer millions of goods for millions of buyers, working in partnership with tens of thousands of merchants. The marketplace operates under both 1P and 3P (third-party) models, the latter being priced on cost per action (CPA) model and where we recognize only 3P commission revenue, while in the 1P model we recognize gross revenue, which is the value of all 1P goods sold.

Yandex Market was launched in 2000 as a price comparison service, while the transformation into an e-commerce platform began in 2018. Yandex Market allows us to benefit from significant synergies from the integration of Yandex Market with other services within our platform, including Yandex Plus subscription, Yandex Lavka and Yandex Delivery.

Our marketplace business model enables us to provide the full suite of e-commerce services to almost 24,000 partners, including access to consumers, fulfillment, logistics, advertising and marketing, payments, support and analytics. To meet different sellers’ needs we introduced different partnership models such as: FBY (fulfilment by Yandex), FBS (fulfillment by seller), DBS (delivery by seller) and fast delivery model Market Express.

During 2021, we materially expanded our third-party business (3P) from 66% of the marketplace’s gross merchandise value (GMV) in the fourth quarter of 2020 to 82% in the fourth quarter of 2021. More than half of our third-party GMV is fulfilled by Yandex Market.

Our combined e-commerce GMV, which includes Yandex Market marketplace GMV, the GMV of Yandex Lavka and GMV of deliveries from grocery stores on Yandex Eats grew almost threefold in 2021 and reached 160 billion rubles.

The assortment on Yandex Market marketplace expanded more than elevenfold during 2021 and reached 22.6 million SKUs by the end of the year (compared to 2 million SKUs at the end of 2020). The number of active buyers increased more than twofold and reached almost 10 million by the end of the year (an active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date). The number of active sellers on the marketplace increased more than threefold in 2021 and reached around 24,000 (an active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date).

At the end of 2021, Yandex Market operated ten warehouses located in Moscow, Rostov-on-Don, St. Petersburg, Novosibirsk, Samara and Ekaterinburg with total area of 320,000 square meters. In addition, our logistics infrastructure included 10 sorting centers, around 7,000 pick-up points (including almost 2,000 of which were Yandex branded) and 2,900 branded lockers. The share of orders managed by our own delivery platform exceeded 95% (effectively leaving only remote regions to external services) from 33% at the end of Q4 2020. We continued to work on improving the quality of delivery, an important metric for customer satisfaction. The share of orders delivered on-time through our own platform exceeded 95%, with approximately 98% of orders shipped from our warehouses being on time.

As a part of our integration efforts, we launched an on-demand delivery option, capitalizing on the synergies between Yandex Market and the courier capabilities of Yandex Lavka. This service offers 15-30 minute “delivery to the door” and is now available to all users in 13 cities, including Moscow, St. Petersburg and Nizhny Novgorod. We have also expanded our loyalty program Yandex Plus to our marketplace, so users are now able to receive cashback as well as to pay for their purchases with Yandex Plus points. In February 2021, in addition to cashbacks, we added free delivery for orders over a certain amount for Yandex Plus subscribers. Overall, in 2021 every second purchase on Market was made by a Yandex Plus subscriber. GMV per Plus customer increased by 64% in 2021 compared to 2020 driven by year-on-year increase in frequency and higher average check compared to a non-Plus customer, resulting in Plus generating more than 50% of Yandex Market GMV. Also, Plus subscribers are 2.4 times more likely to return for additional purchases at Yandex Market than customers without a Plus subscription.

In March 2021, we launched Market Express, a fast (within two hours) delivery option straight from merchant warehouses powered by using Yandex Delivery (Logistics) and complemented by the involvement of Yandex Go drivers. This service is currently available in 57 Russian cities and offers the widest selection among competitors of over 1.4 million SKUs.

In November 2021, we launched a fashion category, improved the user interface by redesigning product cards and increasing product presentation requirements for easier size and color selection, allocated separate spaces in our fulfillment center to ensure proper storage of fashion inventory, and implemented quick refunds and partial purchase of fashion orders.

Also, we have launched a special app for Market merchants which is an important step towards developing a fully-fledged mobile platform for our partners. We have expanded the offer of fintech instruments (including our BNPL (buy now pay later) service Split as well as number of other financial products in partnership with third-party banks) and continue to leverage our advertising expertise across segments by enhancing advertising tools available for our merchants. Advertising revenue from our marketplace platform (excluding CPC ad revenue) reached 2.9% of GMV for Q4 2021 and amounted to RUB 2.8 billion for the full year 2021.

Media Services

Media Services include our subscription service Yandex Plus, our entertainment services (Yandex Music, Kinopoisk and Yandex Afisha), as well as our production center Yandex Studio. Based on Yandex’s recommendation technologies and professional content, Media Services offer its users various entertainment options. We monetize Media Services through subscription revenue, online advertising and transaction revenues, as well as event tickets sales. Our Media Services are available across different platforms, including Yandex Station and Yandex TV.

Yandex Plus

Yandex Plus is our subscription service to Yandex Music and Kinopoisk, and includes cashback loyalty points in the Yandex Go app, Yandex Market, Yandex Eats, Yandex Lavka, Yandex Drive, Yandex Afisha and various special offers from other Yandex services (the availability of content, special offers and cashback programs varies by country). Subscribers earn cashback loyalty points when they pay for our services and can use these rewards across the Yandex ecosystem. Yandex Plus is available in Russia, Kazakhstan, Belarus, Uzbekistan, Israel and several other countries. In 2021, we enhanced cash back loyalty points to other Yandex services, including Yandex Travel, Yandex Uslugi, Yandex Tips and others. We also developed partnerships with various companies such as telecom operators, retail, gaming, and other businesses.

The subscriber base grew from 6.7 million in December 2020 to 12 million in December 2021 and reached over 12.4 million in February 2022. The share of paying subscribers exceeded 80% as of the end of 2021.

We currently offer two types of Yandex Plus subscription: Plus (for individuals) and Plus Multi (for up to 4 members in one household). There are also other options available with additional content from partners: Plus with more.tv and Plus Multi with Amediateka, an exclusive distributor of HBO content in Russia.

We have seen improved conversion from trials to paid subscribers, better cross-service usage and higher average spend. On average Plus subscribers demonstrated around 45% higher frequency across key transactional services (for the full year 2021, Plus subscribers placed 2.4 times more orders on Yandex Market than non-Plus subscribers), which together with a higher average value purchase resulted in a 50%-85% higher GMV than that generated by non-Plus customers. The network effects generated by our diversified set of offerings and the user loyalty engendered through our subscription service enable us to increase our user base and user interactions and retention, which in turn generates revenues from an increasing number of online and offline services.

Yandex Music

Yandex Music is a streaming platform that provides access to a catalog of 80 million music tracks and 260,000 podcast episodes. The service matches music for every taste using its recommendation system, creating unique personalized playlists and endless music streams for each user. Yandex Music is the largest subscription-based music streaming service in Russia. In 2021, Yandex Music launched new unique feature “My Vibe” – endless, highly adaptive stream of recommended music designed to push the discovery of new music with highest possible likability chance of new tracks.

Yandex Music also provides various audio content apart from music; audiobook streaming began in 2021. Also, Yandex Music has a dedicated section for children; it has its own special tab and includes the favorite kids’ titles, some of which have been distributed exclusively through Yandex.

In the meantime, the average time that a Yandex Plus subscriber spends in Yandex Music monthly reached 27 hours in the beginning of 2022 compared to around 25 hours in January 2021.

Kinopoisk

Kinopoisk is the leading subscription-based video streaming service in Russia and the largest Russian-language database of movies, TV-shows, celebrity content and entertainment news, providing users with movie ratings, critic and user reviews, personalized recommendations, local movie showtimes, ticketing, and many other services. Kinopoisk allows users to watch content on a subscription basis (through the Yandex Plus subscription) or purchase selected titles. The Kinopoisk library contains over 70,000 movies and TV shows, including exclusive content, both licensed and original content. The streaming service is available via Kinopoisk apps on smart TVs, smartphones, tablets, digital media players, video game consoles and via internet browser on computers. According to data.ai, Kinopoisk was the most downloaded mobile app among all streaming services in Russia in 2021.

In Q2 2021, Kinopoisk became the leader in the video on-demand market in Russia by both total as well as paying subscribers according to a GfK study. During the second half of the year, it further strengthened its number one position in the video-on-demand market and increased the gap with its competitors.

In January 2022, the number of monthly Yandex Plus subscribers who watch content on Kinopoisk doubled compared to January 2021 and reached 6 million, with 180 million hours viewed per month.

Yandex Afisha

Yandex Afisha (“playbill”), the leading event sales platform in Russia, allows users to buy tickets to cinemas, theaters, concerts, exhibitions, and sports events online. It incorporates personalized recommendations and operated in over 190 cities across Russia, as well as several cities in Kazakhstan as of year end 2021. In 2021, Yandex Afisha hosted several pre-sales of the top Russian and foreign artists shows exclusively for Yandex Plus subscribers. Yandex Afisha also manages the ticketing system Yandex Tickets, which is was used by more than 1,000 event organizers as of December 2021.

Yandex Studio

Yandex Studio is our own production center, which creates video and music content, co-invests in different projects with other production studios and provides marketing support to movie releases. We have participated in the co-production of several Russian movies and released eleven Kinopoisk original series throughout 2021 and early 2022, four of which have since been shown on the leading Russian TV channels. We believe our own content production is strategically important in a world where video consumption is rapidly shifting online and the importance of original content as a key differentiating factor is increasing.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex Realty and Yandex Rent.

Auto.ru

Auto.ru is our classifieds platform for the sale of used and new cars, motorcycles, commercial vehicles and spare parts. We strive to make the used cars market as transparent as possible by providing comprehensive information about the cars advertised on our platform. Auto.ru puts significant effort into providing users with special tools such as vehicle history reports, which include information from dozens of sources (carmakers, service stations, distributors, official databases and so on). Our users can also apply for a car loan directly through the Auto.ru website. We partner with reputable financial organizations and do not issue the loans ourselves. In 2021, we continued to improve the platform and introduced features such as ‘secure transaction’ to buy or sale used cars completely online, as well as ‘finance’ to find best credit option.

Auto.ru holds a leading position in Moscow and St. Petersburg, and grew in the regions in 2021. Successful integration of CM.Expert, an online platform for managing used car sales, and eCredit, a platform for car dealers, also strengthened our businesses in 2021.

We monetize Auto.ru through vehicle history reports, loan commissions, value added services (VAS), listing fees and valid calls from clients for dealers, spare part sellers and certain individuals as well as through advertising.

Yandex Realty

Yandex Realty is our real estate classifieds platform for private individuals, developers and realtors. The service provides listings for both sales and rentals of apartments, houses, and commercial property. We also offer the opportunity to place listings for apartments in newly-built or under-construction apartment complexes across Russia. Yandex Realty helps users not only to find the right listing but also discover all relevant information about the building and its surroundings. Yandex Realty primarily generates revenues from listings of new apartments, charging realtors for verified calls from clients as well as through advertising.

Yandex Rent

Yandex Rent is a long-term apartment rental platform, officially launched in September 2021, which helps to manage pre-contract rental processes and subsequent administration of the payments. The service provides a 3D apartment tour, risk insurance of both parties to the transaction and supports clients on various issues even after signing a contract. By the end of January 2022, we had expanded the service to four regions in Russia and added approximately 4,000 apartments to the platform, 50% of which are signed online.

Other Business Units and Initiatives

Our Other Business Units and Initiatives segment includes new initiatives and smaller business that are being tested and developed.

Zen

Yandex Zen is a social infotainment platform that brings together content creators and users. In February 2022, we announced that we are exploring strategic alternatives, including divestment, for Zen. The service features an AI powered personalized content feed based on user interests. In March 2022, in order to achieve high-quality personalization, Zen has temporarily switched its feed to a subscription format, i.e., users receive content of those creators in the feed that they have chosen themselves. For content creators, the platform offers monetization opportunities as well as providing tools to produce high quality content in multiple formats and engage with the audience. The number of daily average users reached 22.3 million in December 2021 (up 10% from December 2020), who generally spent approximately 40 minutes per day on the platform. We have further increased our focus on the quality of content, which helped us to improve our net promoter score (NPS) throughout 2021.

Yandex Zen has been successfully developing its own content platform since 2017, when the service launched a partner program with content creators, monetizing through advertising placement in its feed and creators’ content, including articles and videos. The platform shares part of the advertising revenue with creators. As part of transforming the monetization of authors and media towards subscriptions, Zen pays for interaction with subscribers instead of displaying ads in content. This helps to increase the share of high-quality content available on the platform and became one of the key drivers of growing user engagement for Yandex Zen in 2021. As at the end of December 2021, 90% of the user’s time on Zen relates to our own platform and most of our content is unique and created exclusively for Yandex Zen.

While initially Yandex Zen was a text-based content platform, it now offers multiple formats, including short videos, live broadcasts, and posts. Some of these new formats, as well as a dedicated short video feed and Yandex Zen’s own video editor in the Yandex Search App, were launched in 2021. New video formats contributed to the rapid growth of video consumption on Yandex Zen. As of December 2021, 37% of user time is spent consuming video content. We continue to partner with content creators and have increased the amount of video content generated per day from 8,000 in January 2021 to 11,000 in January 2022.

Yandex Cloud

Yandex Cloud is a fully-fledged cloud platform that provides B2B customers (SMBs and enterprises) (which account for 94% of our revenue) and individual developers with scalable infrastructure, storage, machine learning and development tools to build and enhance cutting-edge digital services and applications.

The number of active users was 16,000 at the end of December 2021. As of February 2022, 50 of our services use Yandex Cloud, including services in the field of security, serverless computing and machine learning. The Yandex Cloud platform has become the first public cloud platform in Russia and through the CIS region that complies with both international standards such as ISO 27017 and ISO 27018, and Russian regulation for data storage and processing.

In 2021, Yandex Cloud became a corporate member of the Cloud Security Alliance and met the requirements of the Security, Trust, Assurance and Risk (STAR) program at Level 1. CSA is an international organization dedicated to developing and raising awareness of best practices in information security for cloud services. Cloud is also compliant with GDPR and PCI DSS (Payment Card Industry Data Security Standard).

In 2021, we also launched Yandex Cloud in Kazakhstan.

Self-Driving Group

In early 2017, we started working on our driverless technologies with the aim of creating a fully autonomous system that can operate various types of vehicles and be applied to various transportation scenarios (including, among others, ride-hailing, logistics, e-commerce, food and grocery delivery) in a wide range of conditions. In May 2017, we unveiled the first prototype of our Self-Driving Сar, which leverages Yandex’s world-class technologies, and launched public road testing by the end of that year.

In 2018, we received a license to operate our self-driving car in the state of Nevada and demonstrated the advanced capabilities of our autonomous vehicles at CES, Las Vegas in 2019 and again in 2020. Also, in 2018 we obtained the relevant permission from the Israeli Ministry of Transportation and Road Safety and began regular tests of our self-driving cars on public roads in Tel Aviv, Israel. Yandex is also operating Europe’s first autonomous ride-hailing service with no one behind the steering wheel in Innopolis, Russia. By the end of December 2021, the total number of robotaxi trips in Innopolis reached 25,000. On March 17, 2022, a law was passed in Russia that would allow Yandex to launch a commercial self-driving taxi service in Moscow, as well as start testing without a safety engineer in the car in Innopolis.

At the end of 2021, our self-driving fleet consisted of 170 cars, which have accumulated over 17 million autonomous miles on public roads in Russia, United States and Israel. Since March 2022, testing of our self-driving cars in the United States has been suspended.

Yandex signed a memorandum of understanding with Hyundai Mobis in 2019 to jointly develop autonomous vehicles and introduced the fourth generation of Yandex autonomous vehicles based on the Hyundai Sonata in 2020. Also, in the spring of 2019 we started developing our own proprietary LIDAR sensors and nine months later we began testing the first driverless vehicles equipped with our lidars on city streets. In 2021 we rolled out our lidars across the AV fleet.

In November 2019, we introduced our autonomous Delivery Robot, which leverages our self-driving technology. In 2020, rovers started commercial operations in three locations in Russia: Moscow, Innopolis and Skolkovo. In 2021, we released the third generation of our delivery robots, which are larger and run on a replaceable battery which increases the utilization and productivity of each robot.

In July 2021, Yandex entered a multi-year partnership with Grubhub, the leading online and mobile food-ordering and delivery platform on US college campuses. The partnership involved the development of rover delivery on campuses of Universities colleges throughout the United States. Yandex delivery robots delivered food on the campuses of Ohio State University and the University of Arizona. In March 2022, Grubhub stopped cooperation with Yandex due to geopolitical tensions. In October 2021, together with the largest postal operator in Russia, Yandex launched the delivery of parcels from Russian Post offices in Moscow by our third generation delivery robots.

In September 2021, Yandex acquired the remainder of Uber’s interest in the self-driving vehicles business, Yandex SDG. As a result of the restructuring, Yandex SDG is now fully owned by Yandex (100%).

Devices

Yandex Station

In 2018 we launched Yandex Station, the first smart speaker designed for the Russian market and Yandex’s first hardware product, equipped with our AI voice assistant, Alice, to help users manage their daily tasks. Yandex Station provides a complete in-home multimedia entertainment experience. As the first smart speaker with both audio and video capabilities, it plays music and also streams films, videos and television through its HDMI port to any connected display. Currently, Yandex Station has access to our streaming services Yandex Music (audio) and Kinopoisk (video).

In 2019, we launched our second smart speaker: the compact and affordable Yandex Station Mini, which has all features of Yandex Station apart from video capabilities. In addition, it features gesture control.

In 2020, we presented a new addition to our family of smart speakers: the Yandex Station Max, which features advanced Dolby Audio technology for a perfect audio experience, 4K HDR for streaming films in crystal clear quality, and an interactive LED screen to visually augment Alice’s replies.

In 2021, we introduced the updated version of Yandex Station Mini and the flagship Yandex Station in the second-generation. In addition to all the basic functions, Yandex’s smart assistant can control smart home devices with simple voice commands.

The number of devices sold with voice assistant Alice reached 3 million by the end of 2021. At the same time, the number of Yandex smart home users increased 2.7 times from 0.3 million to 0.8 million in 2021.

Yandex TV

In 2020, we announced Yandex TV, our own smart TV multimedia platform that comes pre-installed in a variety of budget and mid-range TVs offered in Russia based on the AOSP (Android Open Source Project), and supports 7 platforms with 4K, Full HD and HD Ready. Yandex TV offers users seamless way to interact with different kinds of content on one screen, including Yandex’s own Kinopoisk content, blogger videos and TV channels. Yandex TV users can also stream videos from other streaming services such as ivi, Okko, Wink and others. In November 2020, voice assistant Alice was made available on all TVs with Yandex TV installed: it can help navigate through content via smart voice search, find specific movies, answer general questions, display weather data and much more.

In October 2021, we launched Yandex Module, our 4K streaming media player powered by AI-based virtual assistant Alice. Compatible with any TV via HDMI, Yandex Module provides customers with access to the Yandex TV platform with thousands of films, TV channels, programs and shows, video streaming services, recommended content and more. Once connected to a TV, Yandex Module can be operated via a remote control or using voice command after activating the smart assistant button.

Our Technology

All of our products and services are built on a foundation of proprietary machine learning and other technologies that we have developed in-house over nearly 25 years and which we believe cannot readily be replicated. This robust technology base and our culture of innovation have enabled us to efficiently roll out new services to capture an increasingly diversified range of online and offline revenue streams, generally at attractive margins and/or a more efficient cost structure compared with our peers, and have driven a substantial expansion of our total addressable markets. As an example of the strength and wider applicability of our technologies, we spun-off our ClickHouse open-source database management system in 2021 into a stand-alone business, in which we currently hold a significant minority stake, that will seek to offer commercial products to customers globally, backed by leading international venture capital investors.

Advertisers

Our advertisers include individuals and small, medium, and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium size enterprises drive most of our advertising revenue. No single advertiser accounted for more than 0.6% of our total revenues in 2021.

On the back of the ongoing and developing geopolitical situation our international clients began to suspend or terminate their advertising and marketing activities in Russia in March 2022. Their contribution to our advertising revenues amounted to approximately 8% in 2021.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia, as well as Minsk, Belarus; Lucerne, Switzerland; Newburyport, Massachusetts, USA; Shanghai, China; Tel Aviv, Israel and Almaty, Kazakhstan. In Russia we have 16 regional sales offices.

The substantial majority of our advertisers use our automated Yandex Direct service to establish accounts, create ads and manage their advertising campaigns. Our largest advertising clients are served by a dedicated sales team. These advertisers have access to our strategic support services, including a dedicated accounts team, to help them set up and manage their campaigns. Our sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, and measuring and improving advertisers’ return on investment.

The Yandex Advertising Network follows a similar model. Most of the websites in the network submit their applications through Yandex Direct’s automated partner interface. Our direct sales force focuses on building relationships with our largest partners to help them get the most out of their relationship with us. We also have relationships with different advertising sales agencies placing online advertising.

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. To improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns in online and traditional media as an important element of our efforts to promote our brand. We also invest into our separate business units, including Mobility, FoodTech, Yandex Market, Media Services, Classifieds, and Other Business Units and Initiatives including Zen, SDG and Cloud to grow customer awareness, increase our user base, and increase usage.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Belarus, Kazakhstan, Uzbekistan and Israel.

During 2021, we faced competition across our different business lines from both global (such as Google, Meta) and local players (VK, Sber). Taking into account geopolitical events and, as a result, a change in the competitive environment and a reduction in the presence of global players in Russia (by their own decision or as a result of the actions of the regulator, for example, blocking the Meta), this year competition with local players is likely to come to the fore.

For many years we have considered Google to be our primary competitor. In addition to its search solutions, including voice search, Google offers online advertising, information and other search services similar to ours, including services similar to Yandex Direct. In March 2022, Google paused the sale of online advertising in Russia, including search, YouTube and outside publishing partners. Separately the Russian regulator Roskomnadzor blocked Meta services (Facebook and Instagram) in Russia.

The following table presents a comparison of Russian search market share, according to Yandex Radar (a search traffic and browser usage analytics tool based on Yandex Metrica data), based on search traffic generated:

	2019	2020	2021
Yandex	57.0%	59.2%	59.8%
Google	40.1%	38.6%	38.3%
VK	1.6%	1.1%	0.9%
Rambler	0.2%	0.1%	0.1%
Other	1.2%	1.0%	0.9%

We believe that social networking sites, video platforms and online marketplaces, are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access to analyze their users’ needs, interests and habits, we believe that they may be able to offer highly targeted advertising which could create increased competition for us. In 2021 these competitors included both local players (such as VK, OK, Ozon, Wildberries) as well as international platforms (Facebook, Instagram, Twitter, TikTok and YouTube). We note that as a result of the current geopolitical situation, some of the international players have been blocked by the regulator (all Meta apps, including Facebook and Instagram and Twitter), while TikTok has decided to suspend their activity in Russia.

We also face competition across our non-advertising businesses.

●	Our ride-hailing service (including Yandex Taxi in Russia and other countries across CIS and EMEA, and Uber in Russia and CIS) competes with ride-hailing operators such as Citymobil (operated through a joint venture between VK and Sber until April 2022), Didi (a Chinese mobility operator that entered Russia in 2020), taxi provider Gett (which has focused primarily on B2B market), as well as with a number of ride-hailing, on-demand transportation and traditional taxi companies, strong on the federal level or in a specific location across Russia and CIS (for example, Maxim, InDriver, etc.). In March 2022, Gett has announced that it is withdrawing from the Russian market due to current market conditions and strategic considerations. On April 15, 2022, Sber and VK announced a sale of Citymobil assets to the asset management company People&People, which operates Gruzovichkof, Taxovichkof on-demand transportation services.
●	Yandex Market faces competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, AliExpress Russia (operated through a joint venture between VK, MegaFon, RDIF, and Alibaba), and others.
●	Our Classifieds services compete with Avito in most areas as well as with a number of niche players such as CIAN in real estate and Drom and Cars.ru in automobile sales.
●	Our Kinopoisk service competes with ivi, Okko (controlled by Sber), Netflix (which was present on the Russian market from 2020 until March 2022) and other online cinemas, while Yandex Music competes with VK Music (which recently merged with Boom), Apple Music and Spotify (which was present on the Russian market from 2020 until March 2022). Both Netflix and Spotify have suspended their activity in March 2022 due the ongoing geopolitical events.
●	Our food delivery business Yandex Eats competes with Delivery Club (a part of the joint venture between Sber and VK). Our hyperlocal grocery delivery service Yandex Lavka competes with Samokat (operated through a joint venture between VK and Sber), Vprok.ru and Okolo (both operated by X5 Retail Group), Sbermarket (operated by Sber) and others. In March 2022, X5 announced the closure of Okolo delivery service.
●	Our last mile logistics solution for individuals, SMBs and enterprises Yandex Delivery (Logistics) competes with SDEK and a number of local players across Russia.
●	Our Yandex Drive car-sharing service competes with Delimobil, BelkaCar as well as a number of other players operating primarily in Moscow and St. Petersburg.
●	Our public cloud platform competed with international cloud services, such as Microsoft Azure, Google Cloud and Amazon Web Services (AWS), as well as with certain local players (Rostelecom, Sber, VK). In March 2022, Amazon, Microsoft and Google have suspended all new cloud sales in Russia.

Science and Education

Yandex has been developing and implementing educational programs since 2007. The Company’s educational products have been used by millions of people of all ages – from first graders to graduate students, from young professionals to those who decided to change their career paths. Our team of specialists come from a variety of academic backgrounds, including mathematics, data analysis, programming and linguistics. In addition to working on Yandex products and technologies for learning, some of our experts teach, lecture and train students and young specialists across schools, colleges, universities and partner programs in Russia, Belarus, Armenia and Israel.

Our first educational project, the Yandex School of Data Analysis (YSDA), a free master’s-level program for undergraduates and graduate students, has been running since 2007. The school trains specialists in machine learning, data science, big data infrastructure, data analysis in five Russian cities as well as in Minsk, Belarus. The school’s graduates create a global alumni network advancing machine learning and distributed systems development in academia and the private IT sector. In October 2018, we launched Y-Data, a branch of Yandex School of Data Analysis in partnership with Tel Aviv University in Israel. It offers an advanced one-year master’s degree program in machine learning. 134 students have graduated from the Yandex School of Data Analysis in the 2020-2021 academic year, and the number of applicants averaged 20 students per available space.

Since 2014, Yandex and the Higher School of Economics (HSE), one of Russia’s top research institutions included in the QS World University Rankings, have been jointly running the Computer Science Faculty, with Yandex contributing with study curriculum. Also in 2014, we established the Ilya Segalovich Scholarship in memory of Yandex’s co-founder, which became a tribute to his commitment to driving positive change. The scholarship is awarded to HSE students demonstrating outstanding academic achievements and research work in the field of computer science and information technology. The scholarship committee includes the HSE faculty members and lead developers from Yandex. Over 90 students have received the Ilya Segalovich Scholarship since 2014.

Yandex educational partners include leading research centers and universities. More than 1,500 students enroll in our joint degree programs at various universities every year, with over 400 of them having graduated in 2021 alone.

In 2016, with the support of regional governments and public institutions, we launched the Lyceum of Yandex Academy, an initiative focusing on teaching the basics of computer programming to school students. The enrollment is now available in over 160 cities in Russia and Kazakhstan. Over 10,000 teenagers are currently learning Python at the Lyceum, with over 2,100 students having graduated from the program in 2021.

The YSDA and Lyceum are integral parts of Yandex Academy, an umbrella educational project that aims to provide free IT training to anyone wishing to pursue studies and careers in tech. As of February 2022, about 3,000 IT specialists pursuing careers in major tech companies or research institutions are Yandex Academy alumni.

We also invest in supporting educators in developing skills that are necessary to create productive learning environments. Launched in 2018, Yandex Textbook is now a major digital platform in Russia assisting students and educators with tackling school curriculum. It is currently used by over 100,000 teachers and 1.9 million Grade 1-7 students.

In 2021, Yandex launched the Ilya Segalovich Foundation, a successor to our earlier educational initiatives and a new umbrella body for all free educational projects. The Foundation announced an additional commitment to providing grant support to the most promising educational projects developed by any educational institution or organization. Additional educational projects include the following:

•	YaC/e, our annual conference on education;
•	the Ilya Segalovich Award, an annual grant awarded to graduate and postgraduate students or academic advisors delivering cutting-edge research in computer science across academic institutions in Russia, Belarus or Kazakhstan. Since 2019, 29 young scientists and academic advisors have received the award;
•	Digital Lesson, a Russia-wide educational project that introduces children to the basics of digital economy and technology trends;
•	Yandex Cup, an annual programming competition across various areas such as backend development, frontend development, machine learning, and mobile app development;
•	Culture Marathon, a national digital project encouraging children’s interest in culture, cinema, architecture.

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

Our total headcount increased from 11,864 at December 31, 2020 to 18,004 at December 31, 2021, primarily driven by gradually accelerating pace of hiring in E-commerce (including Yandex Market, Yandex Lavka and Yandex Eats) and Search and Portal. As of December 31, 2021, we had 9,192 employees related to the product development cost category, 7,956 employees related to sales, general and administration, and 856 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. We have filed more than 1,100 patent applications to date, of which more than 700 have resulted in issued patents in Russia, the USA, China and Taiwan. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

In respect of the “Yandex” brand, we have three registered well known trademarks in Russia - “Яndex”, “Yandex”, and “Яндекс” for certain services (classes 35, 38 and 42 under the International Classification of Goods and Services) on the basis of intensive use. We also own a Russian well-known trademark “auto.ru” for class 38 under the International Classification of Goods and Services, protecting a key brand of our classifieds business. Under Russian law, the protection granted to well known trademarks is extended to non homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder’s legitimate interests are infringed. Yandex is also a registered trademark in the United States, the European Union, China and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia and abroad. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

We enter into written license and use arrangements with providers of a significant portion of the content we offer. Our agreements with most of the news content providers in Russia are on “content-for-traffic” terms, pursuant to which we obtain access to news content for free in consideration of the user traffic that accesses the content providers’websites through our Yandex News services. We license or purchase other additional content. We do not knowingly include content on our websites that we do not have the legal right to include.

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

Facilities

Our principal operating subsidiary currently leases a total of approximately 64,700 square meters in a single location in central Moscow that serves as our group’s headquarters. We also lease additional office space of about 108,000 square meters in business centers in Moscow, of which approximately 53,400 square meters relates to the contract for office space in Moscow City business center; 31,000 square meters relates to office space in Avrora business center; 18,600 square meters relates to office space in Lotte Plaza business center; and 5,000 square meters relates to office space in Amaltea Skolkovo business center. Together with our operating subsidiaries, we also lease or own office space in a number of other cities in Russia. We also lease offices in Schiphol, the Netherlands; Lucerne, Switzerland; Prague, Czech; Minsk, Belarus; Almaty, Kazakhstan; Tashkent, Uzbekistan; Tel Aviv, Israel; Shanghai, China, and other locations. We operate data centers in Moscow and other regions of Russia, as well as in Finland. We also have a presence in a number of other cities in Russia and elsewhere. We continuously evaluate the capacity and locations of our data centers to determine the most cost-effective manner of delivering reliable services to our users.

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

Pursuant to this restructuring, a number of changes were made, including the establishment of the Public Interest Foundation and new Board Committees. The Board of Directors was also expanded to appoint two “designated directors”. In 2021, we continued to work in this new corporate governance structure and to interact with its many complex elements.

Public Interest Foundation

The Public Interest Foundation has certain limited and targeted governance rights in our group. The Public Interest Foundation was incorporated in the Oktyabrskiy special administrative region in Kaliningrad, in the Russian Federation, under a newly adopted legislative framework. The Public Interest Foundation has no shareholders, owners or beneficiaries, and is governed by the Foundation’s Board of Directors comprising 11 directors, including members appointed by five leading Russian universities and three non-governmental institutions, all of which have long histories of cooperation with Yandex. The Public Interest Foundation Board also includes three representatives of Yandex management. The statutory purpose of the Public Interest Foundation, as set out in its charter, is to preserve the continuity and promote the success of Yandex. The Public Interest Foundation is not permitted by its charter to engage in any commercial activities; its operating costs will be covered by Yandex.

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

If the Foundation Board decides (acting by a specified supermajority) that a Special Situation has occurred, it must send a notice to Yandex providing the details of such matter. Following receipt of such notice, we may cure such matter within a defined period. If we do not cure such matter, the Public Interest Foundation will have the ability (acting by specified majority) to replace the General Director of Yandex LLC without the vote of Yandex N.V. An interim General Director appointed under these circumstances will hold office for a limited period of time, after which Yandex N.V. will again have the right to appoint a permanent General Director.

Conversion Provisions of the Class B Shares

In addition, as part of the restructuring, the automatic conversion feature of the Class B Shares was amended. Previously, such shares would immediately convert into Class A Shares upon the death of the holder. To avoid this “cliff-edge” scenario, in which the voting control of our company could suddenly shift, following this amendment Class B Shares held by a family trust will not automatically convert for a period of two years after the death of the holder. Mr. Volozh has established such a trust. Mr. Volozh and his family trust have also agreed not to sell or transfer any Class B shares prior to December 31, 2023.

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

Our Board cannot act in respect of any of these specified matters prior to receiving a recommendation from the Public Interest Committee. If the Public Interest Committee does not approve the matter referred to it, the Board will follow the decision of the Public Interest Committee, unless the Board rejects such decision by either a supermajority of eight votes (subject to adjustment for Board vacancies), which must include the affirmative votes of the two designated directors; or a supermajority of eight votes (subject to adjustment for Board vacancies) (not including the affirmative votes of the two designated directors), provided that the Public Interest Foundation Board has given its approval. The Public Interest Committee will act only as a check on our Board’s actions; it cannot proactively make any decisions on behalf of the Board or require the Board to take any action.

Government Regulation

We operate in a rapidly evolving environment of increasing regulatory complexity, reflecting a trend towards increasing scrutiny of large technology companies by policymakers, regulators and the general public in jurisdictions across the globe, including in Russia. As explained in more detail below, there are also a significant number of additional laws and regulations currently being debated and considered for adoption in Russia and other countries where we operate which, in the event of adoption, might require us to take significant steps to modify our operating, governance or ownership structure. Due to changing interpretations of laws and regulations, we could also be subject to laws and regulations to which we are not currently subject and which could materially affect our operations. In the current geopolitical environment, there could also be an increased risk of new legislative or regulatory initiatives that could be seen as protecting the country’s national security and/or limiting foreign influence over the sectors in which we operate, including actions aimed at effecting changes of control of companies that are considered to be of strategic importance. We have not summarized laws and regulations that we do not believe we are currently subject. See also “Risk Factors – In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.”

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

Advertising Regulation

The principal Russian law governing advertising, including online advertising, is the Federal Law No. 38-FZ “On Advertising,” dated March 13, 2006 (as amended) (known as the “Russian Advertising Law”). The Russian Advertising Law prohibits advertisements for certain regulated products and services without the required certification, licensing or approval. For example, advertisements for products such as pharmaceuticals and medical equipment, food supplements and infant food, financial instruments or securities and financial services as well as incentive sweepstakes and advertisements aimed at minors and some other products and services must comply with specific requirements and must in certain cases be accompanied by certain required disclaimers. Additionally, Russian law contains certain prohibitions regarding the advertising of alcohol, tobacco and medical services. In addition, the distribution of advertisements through email requires explicit actions (either consent or similar affirmative action) of recipients. In some cases, violation of these Russian laws can lead to civil action by third parties who suffer damages, or administrative penalties imposed by the FAS. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. For instance, there is a working group (within the Analytical Center of the Government of the Russian Federation) which hosted a discussion for the legislative proposal to set forth detailed grounds for the self-regulation of the advertising business in Russia. However, the proposal has ceased to be the priority in the development of the advertising legislation in Russia.

In 2021, there were adopted and came into force (fully or partially) two sets of amendments to the Russian Advertising Law: (a) new rules for mandatory placement of the “social advertising” (i.e., ads related to the promotion of charities, socially useful activities and governmental functions) by all advertising platforms and distributors in their inventory free of charge, in an amount up to 5% of their commercial advertising inventory (calculated on the basis of the preceding year and nominated in currency or advertising impressions); and (b) establishment of the system for the accounting and storage of the online advertising data (operated by Roskomnadzor) and marking of the online advertising in the Russia segment of the Internet. These sets of amendments were (and still are) widely debated as establishing more burdensome and complex regulation for the whole online advertising industry and resulting in increased cost of compliance with Russian Advertising Law. The legislation covering the system of accounting and storage for the online advertising data will come into full force in September 2022, while before that date the respective bylaws providing all the details of such system are to be developed and adopted by Roskomnadzor and the Russian Government. This legislation imposes obligation on all the participants of the online advertising placement chain (advertisers, advertising platforms, publishers) to provide the state accounting and storage system with all information related to each online advertising unit and to mark all the online advertising units with mandatory label “Advertising”. Respective information could be provided to the state accounting and control system either directly or through special entities “operators of the advertising data”. Although all the details are yet to be defined through the respective bylaws, the drafts introduced in November 2021 expose sufficient number of risks and costs that Yandex will face should the proposed bylaws be adopted without scrutiny and public discussion. Main potential risks and costs applicable to Yandex are undefined level of exposure of confidential information of Yandex and our clients/partners to state authorities; substantial monetary and organizational costs of both Yandex and all our clients/partners to comply with the new legislation, including increasing costs of data processing, restructuration of data and money flows, data storage costs; potential market disruption due to the inability of the some segments of the online advertising market (especially SMB-segment) to comply with the new legislation.

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

Russian law contains provisions aimed at establishing a framework for limitation of liability of online service providers for the information communicated by third parties over such providers’ networks. Substantial ambiguity remains in Russian law around the scope and protection of such limitation of liability. In particular, there is little clarity on the limitation of liability with respect to the types of online service providers other than providers transmitting information and hosting providers (such as those caching data or providing information location tools). Since the law has not been given detailed binding interpretation, our exposure to liability will depend significantly on the interpretation of these provisions by the courts and officials.

The Russian Civil Code also imposes strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities. It might be unclear how these provisions apply to online service providers.

Russian law establishes a system for the blocking of websites that make available specific categories of illegal information. Illegal content that can lead to the blocking of websites in Russia, includes the following:

●	content relating to child pornography, suicide or drug use, or certain identified categories of public information that might be considered harmful to minors;
●	the violation of data protection, copyright and related rights;
●	content that contains extremist information (including containing calls for mass rioting, extremist activity and participation in mass assemblies conducted in violation of established procedure); and
●	published information contains disrespectful and indecent statements about the society, state, Constitution or governmental authorities.

The procedure for deleting such information is complex and strictly enforced and the failure to follow such procedures may lead to the blocking of the applicable website by all Russian internet service providers and telecommunication service operators. Yandex follows these laws, however, compliance with these regulations by western technology companies has been inconsistent or non-existent.

In many cases, only a subsequent post-blocking notification to the relevant website owner or hosting provider is required. The categories of illegal information to which access can be restricted may be interpreted broadly or be expanded by government authorities depending on circumstances. We may find ourselves subject to such blocking if government authorities interpret information provided by our services as violating these rules and we may be unable to prevent this blocking of our services.

This legislation, as well any similar additional regulations (in Russia or abroad), and the interpretation of such legislation and regulations, may impose new requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. For instance, in December 2020 the European Commission proposed the draft of the Digital Services Act which is aimed at creating a common set of rules on obligations and accountability of online intermediaries providing services in the European Union. The document is now under consideration of the European Parliament and Member States and, if adopted, could impose new obligations on our services provided (or to be provided in the future) to users in the EU. See “Risk Factors—We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operations”.

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

In 2021 the Law “On the Activities of Foreign Persons on the Internet” was adopted. The purpose of the law is to oblige foreign companies to open a legal entity or representative office in the Russian Federation to ensure their compliance with Russian legislation. If foreign platforms (Facebook, Google, YouTube, Instagram) fail to comply with the Law, they may be subject to enforcement measures, including blocking of access, prohibition of placement of advertisement or being promoted through advertisement, ban on money transfers from users and etc. These measures could affect Yandex's activities as well, since these measures would prohibit Yandex from promoting and advertising its services on these foreign platforms or advertising these international platforms in Russia, including on Yandex platforms.

In 2021 and 2022, Russia adopted a number of laws applicable to internet governance, including tighter regulation of social networks, restrictions on the placement of publicly available personal data on the internet, prohibitions for information resources to practice censorship in the form of restrictions for distribution of socially significant information by the users of such information resources, a complex state-operated accounting and storage system for the online advertising, a mandatory system for the measurement of the audience of internet services and content by a specially designated uniform measurements organization and other matters. Significant amendments have been made to the provisions of the Criminal Code of the Russian Federation on users' liability for libel (defamation) on the internet and to the provisions of the Code of Administrative Offenses of the Russian Federation imposing liability for violating the procedure for the deletion of prohibited information from the internet. The law also establishes administrative fines up to 20% of a company's annual turnover for non-deletion of information by an information resource, if such deletion is required by law. This regulation may have a substantial impact on operation of our services.

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

We have also obtained an encryption license for our Yandex Cloud service in order to expand this business. Therefore, the restrictions imposed by the strategic enterprises law have become applicable to Yandex as a whole. In particular, a third-party non-Russian investor would be required to obtain prior approval from the competent Russian authority in some cases if it seeks to acquire more than 25% of the voting power in Yandex or seeks to enter into an agreement that would establish direct or indirect control over Yandex. Such investors would also be required to notify the competent Russian authority if it acquires more than 5% of the voting power in Yandex (which would represent more than 33.3 million Class A shares). In addition, foreign states and international organizations, or entities controlled by them are prohibited from entering into agreements to establish direct or indirect control over Yandex.

See also “Risk Factors— In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.”

Mass Media Regulation

Russian law requires certain parties that disseminate news and similar mass communications and information to be registered with the appropriate Russian governmental body, Roskomnadzor, and to comply with restrictions regarding the distributed content. The law currently permits electronic network publications (including websites) to register as mass media. As registration under this amendment is voluntary, we elected not to register our online properties as mass media. See “Risk Factors — Because the range of the services we provide is increasing and the legal framework governing the operations in our markets is evolving, we may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.”

Since 2016, Russian law imposes a limit of no more than 20% on non-Russian ownership and control, direct or indirect, of Russian mass media. Accordingly, if our core business were to be required to register as a mass media, or if such law were otherwise amended to cover our business, it would have a material impact on the ownership structure of our business and could materially adversely affect the value of our Class A shares. See also “Risk Factors— In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.”

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

More recently, the amendments to Russian legislation on mass media and information, which came into force in 2022, have introduced the mandatory system for the measurement of the audience of internet services and content by a specially designated uniform measurements organization, which would provide the state authorities with measurement reports on the internet audience (similar to the mandatory measurement of the TV audience). Such legislation imposes obligations on popular internet resources in Russia (including those provided by Yandex) to either integrate required data collection and reporting instruments or to ensure independent collection of the data and information required for the measurement of the internet audience, and to transfer such data to the designated measurements organization. Mediascope, a leading Russian media research company, was appointed as designated measurements organization in February 2022. We may be held liable for information or content displayed on, retrieved by or linked to our websites and mobile applications, or distributed by our users; or we may be required to block certain content or access to our websites could be restricted; any of which could harm our reputation, business, financial condition and results of operations”.

Internet Regulation

Certain laws that came into force in November 2019 introduced tighter regulation of traffic routing in the Russian internet. While it is not entirely clear yet how this regulation will be applied in practice, its implementation, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could significantly reduce data transfer speeds significantly and even result in interruptions and delays of online services in Russia.

Additional regulation applicable specifically to technological platforms and ecosystems is being currently under consideration in a number of jurisdictions. Although there is no goal to limit the development of IT businesses, any restrictive legislation in this sphere to be enacted in Russia or in other countries where we operate may limit our flexibility in providing our services and adversely impact our operations.

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

The adoption and interpretation of data protection laws, and their application to internet operations, are often unclear, difficult to predict and in a constant state of development. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to webpages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who may apply for the removal of search results that link to inaccurate or irrelevant information about them. Beyond Russia, in May 2018, the General Data Protection Regulation, or GDPR, came into force in the European Union. We believe that we have taken all necessary steps to comply with the applicable requirements of the GDPR, although our exposure to users in the EU is relatively limited. Nevertheless, some provisions of the GDPR are formulated broadly and their interpretation by the competent authorities might be unpredictable. Therefore, we may fail to interpret all the requirements in accordance with the official interpretation and may be held liable for noncompliance.

Russian data protection laws provide that an individual must freely consent to the processing of their personal data. Such consent must be concrete, informed and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

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

Once collected, all personal data of Russian users must be stored in databases located inside Russia. Although we have data centers located in Russia, this requirement could limit our flexibility in managing our operations globally. Failure to comply with applicable data protection legislation may lead to the restriction of access to our services.

Russian legislation also regulates “organizers of information distribution”. Organizers of information distribution, such as Yandex, must retain a broad range of data relating to and generated by users for a period of time and provide such data to security and investigation authorities at their request. Organizers of information distribution that use encryption when delivering or processing electronic messages have to provide the security authorities with information necessary for decoding the delivered or processed messages. If Yandex were to fail to comply with the above requirements, the Russian authorities can prescribe the blocking of access to the services of such organizer of information distribution.

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

Antimonopoly Regulation

Russian law grants to the Federal Antimonopoly Service, or the FAS, wide powers and authorities to maintain competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players occupying dominant positions, prosecution of any abuse of a dominant position, and prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the violation occurred) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are in violation of the antimonopoly regulation. We could be considered to possess a substantial (and even dominant) market share in the online advertising market, ride-hailing market and/or other markets in which we operate. We understand that the regulator from time to time focuses on internet services and, for instance, could in the future recognize online advertising as a separate market, identify dominant players and impose conduct limitations and other restrictions.

In addition, the “fifth antimonopoly package” developed by the FAS is currently under consideration, which would introduce amendments to the existing antimonopoly legislation with regard to digital markets. The new legislation aims to facilitate the review of cases in this sphere. In particular, the document specifies new triggers for determining the dominant position of a digital transactional platform. Therefore, this legislation, if adopted, may have a far-reaching impact on our business, which is difficult to estimate at the present time.

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

Consumer Protection Legislation

Recent amendments to Russian consumer protection legislation impose duties on aggregators of information about goods and services. These norms are applicable to some of our and Yandex Market’s services and the failure to comply with such norms could lead to liability.

In addition, amendments to the Russian law on protection of consumers set out requirements for pre-installation of local Russian applications on mobile devices, laptop and desktop computers, and smart TV sets applicable as of April 1, 2021. The list of apps for pre-installation includes search, browser, maps, social networks, cloud storage and some others. The requirement is set to be expanded, as of July 1, 2021, to include the possibility to choose default search in browsers. The exact implementation of the pre-installation requirements is still under discussion and may not have significant near-term impact on our operations.

Also, the draft law "On unacceptable contract terms that infringe on the rights of consumers" developed by Rospotrebnadzor and submitted to the State Duma in 2021 provides for a wide list of contract terms that are prohibited in contracts with consumers was well as with merchants, and also for aggregators of information about goods and services. There is civil and administrative liability in the event of non-compliance with the requirements. The wording used in the draft law is vague and generalized, which can lead to legal uncertainty and could negatively affect the company's services that interact with consumers (and may result in liability for violation of such law).

Securities Regulation

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market (although currently subject to suspension of trading) and have been admitted to trading on the Moscow Exchange since June 2014. We are required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

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

Autonomous vehicles are allowed on public roads in Russia in a test mode under Decree of the Government of the Russian Federation of November 26, 2018 No. 1415. Such testing is subject to the following restrictions: presence of a driver behind the wheel; limitations to certain territories, currently including Moscow, Saint-Petersburg and the Republic of Tatarstan; and a prohibition on the commercial testing of self-driving cars. Such restrictions complicate the development of autonomous driving systems which impacts our still-developing Self-Driving Group.

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

A number of our business units, including in particular MLU (Taxi), operate in sectors that are subject to extensive governmental scrutiny and rapidly evolving regulatory requirements, both in Russia and in other jurisdictions in which we operate or may begin operating. We continuously monitor such regulatory developments and actively participate where appropriate in the development of the regulatory frameworks for these emerging businesses and operating models.

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections and elsewhere in this Annual Report.

Below, we provide a discussion of our operations through 2021. The current geopolitical crisis is creating critical challenges for our company and business. See also “Introduction—Explanatory Note” and “Risk Factors—Risks Related to the Current Global Geopolitical and Macroeconomic Environment.”

Overview

Yandex is a technology company that builds intelligent products and services powered by proprietary machine learning and other technologies. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation and delivery services, as well as navigation products, and have expanded into the e-commerce, online entertainment, and cloud computing markets in order to assist consumers in our core market and internationally.

We are one of the largest European internet companies and the leading search provider in Russia, the leading Russian ride-hailing business with branches in 19 other countries across CIS and EMEA, a media provider with a rapidly growing subscription base, and one of the top e-commerce and food tech businesses in Russia (Yandex Market, Yandex Eats, Yandex Lavka). We are also exploring growth opportunities for a number of our businesses internationally.

For the Search and portal business our principal constituencies are:

●	Users. We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant information quickly and easily, as well as communicate, connect, arrange transportation, access entertainment and shop over the internet.
●	Advertisers. Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective online advertising. With Yandex Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or the application or webpage being viewed, or user behavior or characteristics.
●	Yandex Advertising Network partners. We have relationships with a large number of third-party websites, which we refer to as the Yandex Advertising Network. In addition to serving ads on our own website and applications, we also serve ads on our network partners’ websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

Online advertising revenues accounted for 69.4%, 57.9% and 46.8% of our total revenues in 2019, 2020 and 2021, respectively. Our online advertising revenues consist of fees charged to advertisers for serving online ads on our websites and apps and those of our partners in the Yandex Advertising Network. Although the majority of our revenues are generated by direct sales to our advertisers, a significant portion of our advertising is sold through media agencies.

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate. No individual advertiser accounted for more than 1% of our total revenues in 2019, 2020 or 2021. On a geographical basis, based on the billing address of the customer, we generated more than 92% of our total revenues in each of 2019, 2020 and 2021 from customers in Russia.

In 2021, our mobility businesses, which consist of our Ride-hailing business, our car-sharing business Yandex Drive, our FoodTech businesses, and our last mile logistics solution Yandex Delivery, showed a 94% increase in revenue compared with 2020. The largest contributors to this growth were the increase in the number of rides, fast growth in GMV1 in the Ride-hailing and Yandex Drive businesses and the opening of the new dark stores as part of the Yandex Lavka service, reaching a total of 404 stores as of the end of December 2021.

Yandex Market GMV2 increased by 180% and revenues grew by 22% in 2021 compared with 2020. The growth was driven by a combination of factors, including the expansion of the customer and merchant base, as well as product improvement, the expansion of Market Express offer and order frequency. The slower-than-GMV revenue growth is explained by the changes in marketplace revenue mix, reflecting an increase in the share of marketplace revenues (from sales of goods (1P) and commission and other marketplace revenues (3P)) priced on CPA (cost per action) model versus the share of price comparison services priced on a CPC (cost-per-click) basis.

1 GMV (or gross merchandise value) is the value of orders delivered (and settled by customers) recognized on the date of delivery at their final prices, including VAT.

2 Yandex Market GMV is defined as the value of all merchandise sold through our Yandex Market marketplace including VAT.

Media Services revenues grew 136% in 2021 compared with 2020. The increase was primarily driven by the growth of subscription revenue (including the rapid growth of the Yandex Plus program), licensing revenue (original content produced and exclusive content purchased), as well as devices revenue and ticket sales.

We believe the most significant factors that influence our businesses performance in the ordinary course include the following:

●	the level of internet penetration and usage in Russia and the other markets in which we operate;
●	the absolute and relative level of traffic on our own websites and apps and those of our partners in the Yandex Advertising Network;
●	the quality of our and our partners services, including the relevance, objectivity and quality of our search results; the availability, accuracy, comfort and level of safety of our Ride-hailing and Yandex Drive services; our assortment of products, the reliability of third-party sellers, the delivery speed and convenience of our e-commerce and FoodTech businesses, and the quality of our other services;
●	our market share, with a larger market share allowing us to better monetize our activities and attract new customers, as well as partners - search market share, including on mobile devices; number of active sellers and buyers on marketplace; number of rides in Ride-hailing and Yandex Drive; number of darkstores, quantity of orders of e-Commerce and the success of our FoodTech services;
●	the demand for our services in Russia and the other markets in which we operate, and in particular the demand for our: online advertising, notably among small and medium-size businesses; all-on-one app services, combining ride-hailing, car-sharing, food delivery and other consumer services for individuals; and multi-subscription media services connected by one-account environment;
●	our ability to effectively monetize traffic generated by our websites and apps and those of the Yandex Advertising Network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers; and
●	our ability to effectively monetize mobile search where the number of search queries is growing more quickly than on desktops.

Operating Segments

We manage and report on our businesses in the following operating segments:

●	Search and Portal, which includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;
●	Ride-hailing, including Yandex Taxi in Russia and 19 other countries across CIS and EMEA, and Uber in Russia and CIS;
●	Yandex Drive, our car-sharing business;
●	FoodTech, including Yandex Eats, our ready-to-eat and grocery delivery service; and Yandex Lavka, our hyperlocal convenience store delivery service;
●	Yandex Delivery (Logistics), our last mile logistics solution for individuals and enterprises;
●	Yandex Market, including our e-commerce marketplace and several small experiments;
●	Classifieds, including Auto.ru, Yandex Realty and Yandex Rent;
●	Media Services, including our subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex Afisha and our production center Yandex Studio; and

●	Other Business Units and Initiatives, including our self-driving vehicles business (“Yandex SDG”), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Yandex Uslugi (“Services”) and Yandex Lavka experiments in international markets (“Lavka Overseas”), as well as several other experiments.

Key Trends Impacting Our Results of Operations

The key factors affecting the results of our operations are related to the current geopolitical situation, including:

●	sanctions and export control restrictions introduced by a number of governments (including those of the United States, United Kingdom and European Union);
●	capital control measures approved by the local authorities in response;
●	resulting inflation rates (which have begun to accelerate);
●	currency exchange dynamics, with the Russian ruble demonstrating high volatility against US dollar during the first quarter of 2022, (see also “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk”); and
●	trends in consumption and real disposable income (the magnitude of which is unclear at this time).

According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia decreased to 3% in 2019 but increased to 4.9% in 2020 and to 8.4% in 2021. Inflation rates in Russia have accelerated significantly towards the end of the first quarter of 2022 as a result of current geopolitical developments, significant fluctuations in the value of the ruble and the suspension of operations by many multinational companies, with the Central Bank of Russia forecasting inflation in 2022 of up to 20%. Higher rates of inflation may lead to an increase in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble denominated assets, such as cash and cash equivalents.

We continue to analyze the new export control restrictions introduced by several countries, including the United States and European Union, and are working closely with our vendors. None of the Yandex group companies operates in the defense, aerospace or maritime sectors that have been specifically targeted. We observe, however, that a number of companies based in the U.S., U.K., E.U. and elsewhere have indicated that they are currently suspending supplies and services to customers in Russia. In the event of any prolonged suspension of supplies of hardware, software or other technology used in our business or offerings, if we are unable to secure alternative sources, our operations could be materially adversely affected over time.

Our key businesses performed broadly in line with our expectations from the beginning of the year until the third week of February. Since late February we have seen an impact from the current geopolitical situation on our results of operations. For example:

●	In advertising we began to see the suspension of advertising and reduction of marketing budgets of some of our clients, particularly in such categories as auto, electronics and FMCG. We have also seen the impact of the reduction of marketing activities of multinational companies, many of which decided to suspend their operations and investments in Russia.
●	In ride-hailing general trends remain solid (rides dynamic), though we are seeing a normalization of average check and decrease in surge coefficients due to increasing driver supply.
●	In E-commerce we have witnessed a temporary pick-up in demand in the last week of February and early March, especially for consumer electronics. The growth rates have already stabilized since then as the surge in demand is fading. Further growth will depend on the availability of goods from distributors and sellers as well as the impact of sanctions on the Russian economy and purchasing power of consumers.

Given the significant changes in the external environment and the high degree of uncertainty about future geopolitical developments (including new potential sanctions and their impact on the Russian economy) our previous guidance (provided in our Q4 2021 financial press release on February 15, 2022) should no longer be relied upon and we are not able to provide any forward-looking comments at this stage.

In addition to the impact of the current macroeconomic environment, there are several other key trends influence our results of operations in the ordinary course:

We have diversified our operations in recent years from a principally advertising-based business into a comprehensive digital platform for consumers and businesses. The change in revenue mix (towards higher share of Ride-Hailing, E-commerce, Media Services and other new opportunities with different margin profiles and stages of investments) remains an important driver of the group’s consolidated operating margin. The share of non-advertising revenue has increased from 30.6% in 2019 to 42.1% in 2020 and 53.2% in 2021.

Our revenues are also impacted by some seasonal factors:

●	In the Search and Portal business, we typically see seasonal fluctuations in internet usage and in advertising expenditures. Internet usage and advertising expenditures generally slow down during the months when there are extended Russian public holidays and vacations and are significantly higher in the fourth quarter of each year. Moreover, expenditures by advertisers normally tend to be cyclical, reflecting overall economic conditions, retail patterns and advertising budgeting and buying patterns.
●	For the Ride-hailing business, we typically generate higher revenues in the second half of the year, particularly, in the fourth quarter, in part due to holiday demand and a pick-up in general economic activity. Lower revenues are generated in the first half of the year, particularly in the second quarter, mainly due to increased investments in driver supply, as we compete with other sectors that ramp up hiring activities in the spring (i.e., the construction sector).
●	For the FoodTech business, the seasonally strong quarters in terms of revenues are typically the first and fourth quarters, although the high growth rates have so far masked seasonal fluctuations.

In 2020 and 2021 we experienced less seasonality as a result of the COVID-19 pandemic and related restrictions. There is a high degree of uncertainty over the impact of the current geopolitical events on the seasonality in 2022.

Recent Acquisitions

Yandex Market (2020)

On June 23, 2020, we entered into a binding agreement to reorganize our joint ventures, Yandex Market and Yandex.Money. On July 23, 2020, we completed the acquisition of our partner’s interest in Yandex Market (approximately 50%) for RUB 42,000 million and sold to our partner a 25% plus RUB 1 interest in Yandex Money for approximately RUB 2,420 million. We paid net cash consideration of RUB 39,580 million. The acquisition is accounted for as a step-acquisition under business combination rules.

Other Acquisitions (2020)

During the year ended December 31, 2020, we completed other acquisitions for a total consideration of approximately RUB 529 million.

Acropol Bank (2021)

On July 16, 2021, we completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC (“Acropol”). As a result of the acquisition, we received all of Acropol’s licenses, including a universal banking license. Cash consideration transferred totaled RUB 986 million.

Transaction with Uber (2021)

On August 30, 2021, we entered into a Framework Agreement with Uber Technologies, Inc., and certain of its affiliates (“Uber”), to restructure our joint ventures, MLU B.V. (“MLU”) and Yandex Self Driving Group B.V. (“SDG”). Pursuant to this agreement, for total consideration of $1,000 million in cash, we acquired from Uber its entire equity interest in SDG and an additional 4.5% interest in MLU, both of which were completed in September 2021, as well as Uber’s entire indirect interest in Yandex Eats, Yandex Lavka and Yandex Delivery, each of which was demerged from MLU and acquired in December 2021. The transaction provides us and our employees a total of approximately 71% ownership in the newly restructured MLU which will focus on mobility businesses, including ride-hailing and car-sharing services. The transaction was accounted for as an equity transaction.

Acquisition of Axelcroft Group (2021)

On February 2, 2021, we entered into a share purchase agreement with Fasten CY Limited and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of the Vezet Group for total cash consideration of RUB 12,916 million. The transaction was intended to strengthen our position and enhance customer care across Russian regions. The transaction was accounted for as a business combination.

Other Acquisitions (2021)

During the year ended December 31, 2021, we completed other acquisitions for total consideration of approximately RUB 1,575 million.

A further description of the acquisitions and their accounting implications can be found in Note 3 of our audited consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2019	2020	2021
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	31.8	39.3	48.8
Product development	16.7	16.6	13.6
Sales, general and administrative	28.7	28.8	34.5
Depreciation and amortization	8.4	8.1	6.8
Goodwill impairment	0.4	—	—
Total operating costs and expenses	86.0	92.8	103.7
Income/(loss) from operations	14.0	7.2	(3.7)
Interest income	1.9	1.8	1.3
Interest expense	(0.0)	(1.1)	(1.0)
Effect of consolidation of Yandex Market	—	8.8	—
Income/(loss) from equity method investments	(2.2)	(1.0)	1.8
Other income/(loss), net	(0.7)	1.1	(0.3)
Income/(loss) before income tax expense	13.0	16.7	(2.0)
Provision for income taxes	6.6	6.0	2.1
Net income/(loss)	6.3%	10.7%	(4.1)%

Our consolidated income from operations as a percentage of total revenues decreased from 14.0% in 2019 to 7.2% in 2020, and to a loss of 3.7% in 2021. The lower margin was primarily due to increasing investments in new attractive opportunities (including investments in Yandex Market and development of Yandex Plus) as well as the changing mix of businesses (i.e., an increase as a percentage of our total revenues of costs related to segments with margins lower than those of our core advertising business).

The table below presents information about the revenues of our reportable segments:

	2019	2020	2021
		(in millions of RUB)
Search and Portal	122,813	124,810	165,235
Ride-hailing	34,460	40,719	73,024
FoodTech	3,582	16,663	37,652
Yandex Market	—	13,867	35,288
Media Services	3,867	7,807	18,408
Yandex Delivery (Logistics)	—	3,083	12,912
Yandex Drive	7,545	8,525	12,367
Classifieds	5,390	5,778	8,158
Other Business Units and Initiatives	6,043	11,105	24,082
Total segment revenues	183,700	232,357	387,126
Eliminations	(8,309)	(14,013)	(30,955)
Total revenues	175,391	218,344	356,171

The table below presents information about the adjusted EBITDA our reportable segments:

	2019	2020	2021
		(in millions of RUB)
Search and Portal	58,415	60,719	79,579
Ride-hailing	5,017	9,892	22,266
FoodTech	(2,765)	(3,841)	(10,591)
Yandex Market	—	(4,113)	(40,451)
Media Services	(2,202)	(3,735)	(6,464)
Yandex Delivery (Logistics)	—	(837)	(902)
Yandex Drive	(2,143)	(1,777)	1,199
Classifieds	310	1,070	2,066
Other Business Units and Initiatives	(5,866)	(8,294)	(14,874)
Total segment adjusted EBITDA	50,766	49,084	31,828
Eliminations	138	264	315
Total adjusted EBITDA	50,904	49,348	32,143

Eliminations represent the elimination of transactions between the reportable segments, including advertising agreements, brand royalties, logistics services, sales of devices and others.

For the reconciliation between total adjusted EBITDA and net income/(loss) before income tax expense see Note 17 — “Information about segments, revenues & geographic areas” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Our Ride-hailing, Yandex Drive, Logistics and FoodTech segments comprised MLU B.V. group before December 21, 2021 when we completed the restructuring of our joint ventures with Uber.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2019		2020		2021
	RUB	% of Revenues	RUB	% of Revenues	RUB	% of Revenues

	(in millions of RUB, except percentages)
Online advertising revenues	121,738	69.4	126,450	57.9	166,618	46.8
Revenues related to MLU businesses, excluding sales of goods	44,636	25.4	57,516	26.3	101,402	28.5
Revenues related to sales of goods	2,145	1.2	20,145	9.2	55,910	15.7
Other revenues	6,872	4.0	14,233	6.6	32,241	9.0
Total revenues	175,391	100.0%	218,344	100.0%	356,171	100.0%

Online advertising revenues. Online advertising revenues increased by RUB 40,168 million, or 31.8%, from 2020 to 2021 and by RUB 4,712 million, or 3.9%, from 2019 to 2020. Online advertising revenue growth over the periods under review resulted primarily from growth in sales of performance-based online ads, driven by an increase in the number of paid clicks. The rate of online advertising revenues growth in 2021 is higher than in 2020, reflecting the adverse impact of the COVID-19 pandemic in 2020 and the recovery in 2021. On a two-year stack basis online advertising revenues grew by 17%.

Revenues of MLU businesses, excluding sales of goods. Revenues related to MLU, excluding sales of goods mainly represent revenues from our Ride-hailing and Yandex Eats businesses as well as Yandex Drive and Logistics. Ride-hailing and Logistics revenues mainly represent commissions for providing ride-hailing and logistics services related to our Yandex Go and Uber mobile applications. For ride-hailing and logistics services provided to individual users, we are not a principal and report only commission fees as revenue. For services provided to corporate clients we act as the principal and revenue and related costs are recorded gross. FoodTech revenues, excluding sales of goods (i.e. Yandex Lavka), include revenues of Yandex Eats (where we act as an agent for restaurants and grocery stores) and other revenue streams. The increase of revenues related to MLU, excluding sales of goods in 2021 was driven by the growth in Ride-hailing (including our corporate Taxi business), followed by the strong performance of Logistics business, and our Yandex Eats businesses, driven by restaurants vertical and further development of our grocery business. The increase of revenues related to the MLU businesses, excluding sales of goods in 2020 was mainly attributed to the growth of ride-hailing businesses, our corporate Taxi business and to the growth of our FoodTech businesses, driven by the strong performance of Yandex Eats business, particularly as a result of the COVID-19 pandemic.

Revenues related to sales of goods. Revenues related to sales of goods principally represent our revenue from Yandex Market, revenues from our FoodTech businesses (specifically, Yandex Lavka, where we use a first-party (1P) business model and act as a direct retailer) and from our Devices business. Revenues related to sales of goods increased significantly by RUB 35,765 million from 2020 to 2021 and by RUB 18,000 million from 2019 to 2020. The growth was primarily due to our FoodTech businesses, driven by our hyperlocal grocery delivery service, Yandex Lavka, and consolidation of Yandex Market, as well as increasing sales of Devices. Revenues related to sales of goods on a like-for-like basis including revenues of Yandex Market for the full year 2020 and 2019 increased by 96% from 2020 to 2021 and increased by 121% from 2019 to 2020.

Other revenues. Other revenues principally represent our revenues from our Media Services subscription model, from third-party sales through the Yandex Market marketplace platform, from Search and Portal’s Yandex Disk and Travel Services, from Yandex Cloud and from Geolocation Services. Other revenues increased by RUB 18,008 million, or 126.5%, from 2020 to 2021 and by RUB 7,361 million, or 107.1%, from 2019 to 2020. Other revenues on a like-for-like basis including revenues of Yandex Market for the full year 2020 and 2019 increased by 109% from 2020 to 2021 and increased by 149% from 2019 to 2020.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses, depreciation and amortization expense and goodwill impairment.

Cost of revenues. Cost of revenues consists primarily of traffic acquisition costs, the costs related to MLU businesses, excluding sales of goods, cost of devices and other goods sold and other cost of revenues.

Traffic acquisition costs (TAC) are the amounts paid to our partners in the Yandex Advertising Network for serving our online ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of installations of Yandex Browser or search apps.

We pay fees to our distribution partners on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners.

Cost of revenues related to MLU businesses, excluding sales of goods primarily consists of the cost of corporate taxi services paid to taxi partners for providing services to corporate clients and various outsourced services associated with direct operations (for example, dispatch control, call center services, testing of software security, and logistics costs for the food delivery business), as well as cost related to Yandex Drive (consisting of costs of leasing cars, gasoline costs and outsourced services such as insurance, maintenance and other services).

Cost of devices and other goods sold primarily consist of the costs of Yandex Market and our FoodTech service Yandex Lavka, as well as cost of devices sold.

Other costs of revenues include logistics costs related to e-commerce, content costs, the expenses associated with the operation of our data centers, including related personnel costs, share-based compensation expense, rent, utilities and telecommunications bandwidth costs.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex Advertising Network	15,518	12,856	17,167
Traffic acquisition costs related to distribution partners	7,622	7,090	8,502
Total traffic acquisition costs	23,140	19,946	25,669
as a percentage of revenues	13.2%	9.1%	7.2%
Costs related to MLU businesses, excluding cost of goods sold	20,113	29,014	52,945
as a percentage of revenues	11.5%	13.3%	14.9%
Cost of devices and other goods sold	2,215	17,586	49,957
as a percentage of revenues	1.3%	8.1%	14.0%
Other cost of revenues	10,320	19,188	45,382
as a percentage of revenues	6.8%	13.8%	12.7%
Total cost of revenues	55,788	85,734	173,952
as a percentage of revenues	31.8%	39.3%	48.8%

The majority of our traffic acquisition costs relate to the Yandex Advertising Network, with a smaller portion relating to distribution partners. Traffic acquisition costs relating to the Yandex Advertising Network represent our partners’ share in the amount of Yandex Advertising Network revenue for the period. These costs increased by RUB 4,311 million from 2020 to 2021 due to the recovery of advertisers’ activity in 2021 compared to 2020 and decreased by RUB 2,662 million from 2019 to 2020 primarily due to the adverse effect of COVID-19 on advertisers’ activity in the partner network, as well as the decrease of advertising inventory from some of our partners. In addition, the amounts paid to our distribution partners increased by RUB 1,412 million from 2020 to 2021 due to the adverse impact of the COVID-19 pandemic in 2020 on our distribution partners’ revenue and the recovery in 2021. The amounts paid to our distribution partners decreased by RUB 532 million from 2019 to 2020 due to optimization of distribution TAC rates. As a percentage of total revenues, traffic acquisition costs decreased from 13.2% in 2019 to 9.1% in 2020 and to 7.2% in 2021, as a result of growth of non-advertising revenue as a percentage of total revenue and the corresponding decline in online revenue related costs.

Costs related to the MLU businesses, excluding cost of goods sold increased by RUB 23,931 million, or 82.5%, from 2020 to 2021, and by RUB 8,901 million, or 44.3%, from 2019 to 2020, primarily due to the expansion of our corporate ride-hailing and logistics businesses, where revenues and related costs are recorded on a gross basis, as well as increased costs of FoodTech logistics services.

Cost of devices and other goods sold increased by RUB 32,371 million, from 2020 to 2021 and by RUB 15,371 million, from 2019 to 2020, primarily driven by consolidation of Yandex Market and strong growth of Yandex Lavka and our Devices business.

Other cost of revenues increased by RUB 26,194 million, or 136.5%, from 2020 to 2021, primarily driven by consolidation of Yandex Market as well as increased investments in content within Media Services and Zen. Other cost of revenues increased by RUB 8,868 million, or 85.9%, from 2019 to 2020, primarily driven by consolidation of Yandex Market in the amount of RUB 4,005 million. Cost of revenues excluding those related to Yandex Market increased by RUB 4,863 million from 2019 to 2020 as a result of our investments in content within Media Services and Search and Portal.

Product development. Product development expenses consist primarily of personnel costs incurred for the development, enhancement and maintenance of our search engine and other Yandex services and technology platforms (such as Yandex Cloud, Zen, self-driving vehicles business and others). We also include rent and utilities attributable to office space occupied by development staff in product development expenses. We expense product development costs as they are incurred.

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Product development expenses	29,209	36,339	48,461
as a percentage of revenues	16.7%	16.7%	13.6%

Product development expenses increased by RUB 12,122 million, or 33.4%, from 2020 to 2021, and by RUB 7,130 million, or 24.4%, from 2019 to 2020. These increases were primarily due to increases in headcount and salaries in 2021 and 2020, as well as increases in share-based compensation expense. Development personnel headcount increased from 5,784 as of December 31, 2019 to 6,459 as of December 31, 2020, and to 9,192 as of December 31, 2021. As a percentage of revenues, product development expenses remained flat from 2019 to 2020, and decreased by 3 percentage points from 2020 to 2021, reflecting faster revenue growth.

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

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	50,295	62,913	122,924
as a percentage of revenues	28.7%	28.8%	34.5%

Sales, general and administrative expenses increased by RUB 60,011 million, or 95.4%, from 2020 to 2021 and by RUB 12,618 million, or 25.1% from 2029 to 2020. The increase in 2021 compared to 2020 was primarily due to an increase in advertising and marketing expenses of RUB 27,964 (including RUB 7,744 million due to the consolidation of Yandex Market) as well as in personnel expenses of RUB 14,295 million (including RUB 3,027 million due to the consolidation of Yandex Market), which supported GMV growth acceleration of Yandex Market and revenue growth of

Search Portal, Ride-hailing, FoodTech, Media Services and Yandex Delivery. The dynamics in the second and third quarters of 2021 were also affected by the low operating costs base in prior year periods due to COVID-19-related cost optimization measures that were implemented in 2020.

Additional factors contributing to the overall increase from 2020 to 2021 were increases in bank and payment systems commissions of RUB 5,517 million, reflecting an increase in the number of rides in the Ride-hailing segment and in the number of orders in FoodTech and Yandex Delivery segments, as well the consolidation of Yandex Market; other professional and outsourced services of RUB 3,257 million; and in share-based compensation expense of RUB 2,783 million.

The increase in 2020 compared to 2019 was primarily due to an increase in personnel expenses of RUB 4,633 million in 2020 compared to 2019, as a result of a headcount and salary increases.

Additional factors contributing to the overall increase from 2019 to 2020 were increases in share-based compensation expense of RUB 2,795 million, in office rent and utilities expenses of RUB 1,608 million due to additional rent agreements, in bank and payment systems commissions of RUB 1,421 million mainly related to an increase in the number of rides in Ride-hailing segment and the number of orders in FoodTech segment, as well the consolidation of Yandex Market, and in advertising and marketing expenses of RUB 1,384 million mainly related to the consolidation of Yandex Market.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	14,777	17,687	24,111
as a percentage of revenues	8.4%	8.1%	6.8%

Depreciation and amortization expense increased by RUB 6,424 million, or 36.3%, from 2020 to 2021 and by RUB 2,910 million, or 19.7%, from 2019 to 2020. The increases from 2020 to 2021 and from 2019 to 2020 were primarily due to: amortization expense related to technologies and licenses in the amount of RUB 710 million and RUB 467 million, respectively; amortization expense related to acquired software in the amount of RUB 987 million and RUB 448 million, respectively; depreciation expense related to server and network equipment and infrastructure systems in the amount of RUB 2,919 million (primarily the result of our investments in servers and data center equipment), and RUB 1,008 million, respectively; depreciation expense related to finance leases in the amount of RUB 474 million and RUB 503 million, respectively; and depreciation expense related to office furniture and equipment in the amount of RUB 442 million and RUB 224 million, respectively.

We have both operating and finance leases in Yandex Drive. In addition, we depreciate the cost of certain equipment that we install in carsharing cars, such as infotainment systems and telematics. Any depreciation of the Russian ruble may result in a material increase in our capital expenditures and respective depreciation and amortization.

Share-based compensation. In our consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among our cost of revenues, product development expenses and sales, general and administrative expenses.

The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Share‑based compensation expense	9,855	15,728	20,829
as a percentage of revenues	5.6%	7.2%	5.8%

Share-based compensation expense increased by RUB 5,101 million, or 32.4%, from 2020 to 2021. The growth was primarily related to new equity-based grants made in 2020-2021 (including restricted share units (“RSUs”) granted in respect of SDG, synthetic equity awards for certain business units and PSUs granted in November 2020 and February 2021) as well as the change in the share price of Yandex N.V. and appreciation of the U.S. dollar against the ruble which was offset by the high base effect (related to the replacement of cash bonuses by equity compensation for some senior employees in Q2 2020, in the course of our COVID-19 related cost optimization initiatives) and due to the exchange of Yandex Market and MLU equity awards for new Yandex N.V. RSUs in Q3 and Q4 2020.

Share-based compensation expense increased by RUB 5,873 million, or 59.6%, from 2019 to 2020. The growth was primarily related to the exchange of subsidiary-level equity awards previously granted by Yandex Market and MLU B.V. for new Yandex N.V. RSUs. We accounted for the exchange as a modification resulting in additional cost recognized in Q3 and Q4 2020. In addition, the increase reflected new equity-based grants made in 2019-2020, as well as material appreciation of the U.S. dollar against the ruble.

See Note 16 — “Share-based compensation” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Goodwill impairment. The goodwill impairment recorded in 2019 in the amount of RUB 762 million relates to our acquisition of Food Party and was a result of our annual goodwill impairment test. The impairment is the full amount of goodwill recognized at the Food Party acquisition date and allocated to the FoodTech segment. The goodwill impairment was the result of the absence of expected synergies from the integration of the Food Party business model with the existing operations of our other businesses or technologies, resulting in a change of business model of Food Party. No goodwill impairment was recognized in 2020 and 2021.

Revenues and adjusted EBITDA by reportable segments

Revenues by reportable segment. Our revenues attributable to the Search and Portal segment increased by RUB 40,425 million, or 32.4%, from 2020 to 2021 and by RUB 1,997 million, or 1.6%, from 2019 to 2020. The growth in this segment’s revenues is in line with the growth in our overall online advertising revenues. The key driver for the Search and Portal revenue increase is the growth of Yandex’s share of Russian search market (by 0.8% up to 60.7%) driving search revenue growth. Search and Portal revenues accounted for approximately 46.4% of total revenues in 2021, compared with 57.2% in 2020 and 70.0% in 2019.

Our revenues attributable to the Ride-hailing segment increased by RUB 32,305 million, or 79.3%, from 2020 to 2021 and by RUB 6,259 million, or 18.2%, from 2019 to 2020. Ride-hailing revenues accounted for approximately 20.5% of total revenues in 2021, compared with 18.6% in 2020 and 19.6% in 2019. The increase is primarily driven by an increase in the number of rides and solid performance of our corporate Taxi business, which we recognize on a gross basis. We consider the number of rides to be a key performance indicator for our Ride-hailing segment. We define rides as the number of rides completed by the service users (riders) in a given period. Management uses this metric to assess the scale and frequency of usage of our platform and believes that it is the most useful metric for investors to measure the scale and usage of our platform. The number of rides for the years ended December 31, 2019, 2020 and 2021 were 1.4 billion, 1.6 billion and 2.4 billion, respectively.

Our revenues attributable to the Yandex Drive segment increased by RUB 3,842 million, or 45.1%, from 2020 to 2021 and by RUB 980 million, or 13.0%, from 2019 to 2020. Yandex Drive segment’s share of total revenues remained stable for 2021 and 2020. Yandex Drive revenues accounted for approximately 3.5% of total revenues in 2021, compared with 3.9% in 2020 and 4.3% in 2019. The increase of this segment’s revenues in 2021 and 2020 was primarily driven by significant increase in vehicle utilization boosted by rapid development of the B2B vertical on the back of improved economic recovery from COVID-19 pandemic.

Our revenues attributable to the Yandex Delivery (Logistics) segment increased by RUB 9,829 million, or 318.8%, from 2020 to 2021. Delivery revenues accounted for approximately 3.6% of total revenues in 2021, compared with 1.4% in 2020. The increase of this segment’s revenues in 2020 and 2021 was primarily driven by a significant increase in the number of deliveries.

Our revenues attributable to the FoodTech segment increased by RUB 20,989 million, or 126.0%, from 2020 to 2021 and by RUB 13,081 million, or 365.2%, from 2019 to 2020. FoodTech revenues accounted for approximately 10.6% of total revenues in 2021, compared with 7.6% in 2020 and 2.0% in 2019. The increase of this segment’s share of total revenues in 2020 and 2021 is primarily due to the growth of our e-grocery business Yandex Lavka driven by an increase in the number of orders and solid performance of our Eats vertical, an increase in the number of orders of our restaurants vertical, and by further development of our grocery delivery service.

Our revenues attributable to the Yandex Market segment amounted to RUB 35,288 million, RUB 13,867 and nil in 2021, 2020 and 2019, respectively, and accounted for approximately 9.9%, 6.4% and none of total revenues in 2021, 2020 and 2019, respectively. Revenues of standalone Yandex Market for the full years 2021, 2020 and 2019 amounted to RUB 35,288 million, RUB 28,831 million and RUB 19,370 million respectively. Revenues from sale of goods (1P) increased primarily due to the business growth, partially offset by a decrease in 1P as a share of GMV. Commission and other marketplace revenues (3P) increased primarily due to overall growth of 3P GMV, partially offset by the lower merchant commissions and a decrease of the 3P blended take-rates (on the back of the expansion of the DBS (Delivery by Seller) model and lower merchant commissions).

Our revenues attributable to the Classifieds segment increased by RUB 2,380 million, or 41.2%, from 2020 to 2021 and by RUB 388 million, or 7.2%, from 2019 to 2020. Classifieds revenues accounted for approximately 2.3% of total revenues in 2021, compared with 2.6% in 2020 and 3.1% in 2019. The decrease of this segment’s revenues in 2020 compared to 2019 is primarily due to the impact of COVID-19 (including the closure of auto dealerships on the back of the strict COVID-19 lockdown regime, and a slowdown in real estate demand as well as СOVID-related supply chain disruptions leading to stock shortages at car dealerships). The decrease of this segment’s revenues in 2021 compared to 2020 is explained by Yandex’s investment strategy (accelerated development of Yandex Market) partially offset by Classifieds' investments in new projects, such as Yandex Rent.

Our revenues attributable to the Media Services segment increased by RUB 10,601 million, or 135.8%, from 2020 to 2021 and by RUB 3,940 million, or 101.9%, from 2019 to 2020. Media Services revenues accounted for approximately 5.2% of total revenues in 2021, compared with 3.6% in 2020 and 2.2% in 2019. The increase was supported by the further expansion of the Yandex Plus subscriber base, an increasing share of paying subscribers, increases in original and exclusive content license revenue, as well as transactional revenue mainly through ticket sales due to market recovery following the easing of the pandemic-related restrictions.

Our revenues attributable to the Other Business Units and Initiatives segment increased by RUB 12,977 million, or 116.8%, from 2020 to 2021 and by RUB 5,062 million, or 83.8%, from 2019 to 2020. Other BUs and Initiatives revenues primarily related to Devices and Zen and increased to approximately 6.8% of total revenues in 2021, compared with 5.1% in 2020 and 3.4% in 2019. The growth in this segment’s revenue is explained by the increase of sales prices and the launch of new products.

Adjusted EBITDA by reportable segments. Our adjusted EBITDA attributable to the Search and Portal segment increased by RUB 18,860 million, or 31.1%, from 2020 to 2021 and by RUB 2,304 million, or 3.9%, from 2019 to 2020. The primary factor contributing to the overall increase in 2021 was revenue growth due to the solid growth of the core search business (supported by product development and improved search share) as well as strong trends in the Yandex Ad Network on the back of improved economic recovery from COVID-19 pandemic partly offset by our investments in increasing effectiveness of advertising products (including our conversion strategies and simplified solutions for SMB clients) and in product and performance marketing to support the growth of iOS market share. The increase in 2020 was adversely impacted by the COVID-19 pandemic and primarily related to the increase in revenue, mainly driven by search and Yandex websites revenues, as well as by improved profitability due to optimization of traffic acquisition costs and growing share of own properties in the total advertising revenues together with pandemic-related cost cutting measures implemented in 2020.

Our adjusted EBITDA attributable to the Ride-hailing segment increased by RUB 12,374 million, or 125.1%, from 2020 to 2021 and by RUB 4,875 million, or 97.1%, from 2019 to 2020. The increases in 2020 and in 2021 were mainly due to significant revenue growth together with continuing improvement of our operational efficiency. Adjusted EBITDA for 2021 also includes approximately RUB 503 million from a one-off effect related to the reversal of non-income tax provision.

Our negative adjusted EBITDA attributable to the FoodTech segment increased by RUB 6,750 million, or 175.7%, from 2020 to 2021 and by RUB 1,076 million, or 39.0%, from 2019 to 2020. The increases in 2020 and in 2021 were mainly due to expansion of our grocery business and investments in Yandex Lavka, offset by improvement unit economics of the restaurants business.

Our negative adjusted EBITDA attributable to the Yandex Delivery segment remained relatively stable for 2020 to 2021 and was mainly due to the expansion of our service and investments in building a stand-alone supply of drivers and couriers.

Our adjusted EBITDA attributable to the Yandex Drive segment increased by RUB 2,976 million from 2020 to 2021 and by RUB 366 million from 2019 to 2020. On the back of improved economic recovery from COVID-19 pandemic this growth was mainly driven by solid growth in rides as well as significant increase in vehicle utilization boosted by the rapid development of our B2B vertical.

Our negative adjusted EBITDA attributable to the Yandex Market segment increased by RUB 36,338 million, or 883.5%, from 2020 to 2021 and decreased by RUB 4,113 million, or 100.0%, from 2019 to 2020. Negative adjusted EBITDA of standalone Yandex Market for the full years 2021, 2020 and 2019 amounted to RUB 40,451 million, RUB 8,293 million and RUB 8,263 million respectively. Negative adjusted EBITDA increased primarily due to higher operating expenses associated both with the materially increased volume of orders processed by fulfillment and logistics and targeted promotional campaigns, as well as fixed costs related to newly deployed operations infrastructure, partially offset by improving unit economics due to the optimization of delivery options, more efficient resources planning, and streamlining the key operational processes, including simplification of merchant acquisition and enrollment.

Our adjusted EBITDA attributable to the Classifieds segment increased by RUB 996 million, or 93.1%, from 2020 to 2021 and increased by RUB 760 million, or 245.2% from 2019 to 2020. The primary factor contributing to the overall increase of adjusted EBITDA in 2021 was the increase in revenues from auto dealers’ listings, partly offset by investments in the development and marketing of new products and services in order to expand our end-to-end value proposition for both customers and consumers, as well as overall enhancement of the Classifieds segment’s offering. The primary factor contributing to the overall increase of adjusted EBITDA in 2020 was revenue growth as well as the reduction in advertising and marketing expenses due to COVID-19, partly offset by the growth in personnel costs due to headcount increases.

Our negative adjusted EBITDA attributable to the Media Services segment increased by RUB 2,729 million, or 73.1%, from 2020 to 2021 and by RUB 1,533 million, or 69.6%, from 2019 to 2020. These increases are mainly due to our investments in content and marketing which translated into the growth of the Yandex Plus subscriber base as well as the growth of personnel expenses required to support the expansion of the business in both 2020 and 2021.

Our negative adjusted EBITDA attributable to the Other Business Units and Initiatives segment increased by RUB 6,580 million, or 79.3%, from 2020 to 2021, and increased by RUB 2,428 million, or 41.4%, from 2019 to 2020. The increases in 2021 were primarily due to our launch of new experiments, such as FinTech and Lavka Overseas as well as continued investments in Yandex SDG, Yandex Uslugi, Zen and other initiatives and experiments. The increases in 2020 were primarily due to continued investments in Yandex SDG, Education, Yandex Uslugi and other initiatives and experiments.

Interest Income

Interest income increased from RUB 3,869 million in 2020 to RUB 4,615 million in 2021 mainly due to the increase in interest rates. Interest income increased from RUB 3,315 million in 2019 to RUB 3,869 million in 2020 principally as a result of an increase of average amounts of our deposits during the year.

Interest Expense

Interest expense increased from RUB 2,373 million in 2020 to RUB 3,711 million in 2021. The increase was primarily due to amortization of debt discount and interest expenses related to our convertible bonds in the amount of RUB 521 million and financial lease interest expenses in the amount of RUB 578 million due to the expansion of fulfillment capacity for Yandex Market as well as our fleet of cars for our car-sharing business. Interest expense increased from RUB 74 million in 2019 to RUB 2,373 million in 2020 mostly due to the increase of amortization of debt discount and interest expenses related to our convertible bonds issued in the first quarter of 2020.

Effect of Yandex Market consolidation

On July 23, 2020, we completed the acquisition of our partner’s interest in Yandex Market (approximately 50%) for RUB 42,000 million. The acquisition was accounted for as a step-acquisition under the business combination rules. Accordingly, we remeasured our previously held equity interest in Yandex Market to fair value, in the amount of RUB 41,838 million, and recorded a gain of RUB 19,230 million. As a result, we became the controlling shareholder in Yandex Market and its financial results have been consolidated in our consolidated financial statements from July 24, 2020.

Income/(loss) from equity method investments

Income from equity method investments in the amount of RUB 6,367 million in 2021 represented by the RUB 3,354 million gain on our share dilution of investment in ClickHouse Inc. and RUB 3,014 million in investments in venture capital funds as part of our strategic initiatives. Net loss from equity method investments in the amount of RUB 2,175 million and RUB 3,886 million in 2020 and 2019 respectively mainly related to an investment in Yandex Market B.V. See Note 4 — “Consolidated financial statements details” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Other Income/(Loss), net

The following table presents the components of our other income/(loss), net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Foreign exchange gains/(losses)	(1,288)	2,752	235
Contribution to a not-for-profit organization	—	—	(1,500)
Income from investments in venture capital fund	—	89	667
Loss on divestment of Yandex.Money	—	(926)	—
Other	94	406	(619)
Total other income/(loss), net	(1,194)	2,321	(1,217)
Total other income income/(loss), net, as a percentage of revenues	(0.7)%	1.1%	(0.3)%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statements of operations. There were no significant fluctuations in exchange rates in 2021, so we recognized an insignificant foreign exchange gain compared to previous period in the amount of RUB 235 million.

In 2020 we recognized foreign exchange gain in our Russian subsidiaries in the amount of RUB 4,856 million due to depreciation of the Russian ruble against the U.S. dollar. On the contrary, we recognized foreign exchange losses of RUB 2,104 million in our foreign companies where functional currency primarily is the U.S. Dollar, because they have monetary assets and liabilities denominated in the ruble.

In 2019 because of the material appreciation of the ruble, we recognized foreign exchange losses of RUB 1,288 million in our Russian subsidiaries as other loss, net, arising from changes in the value of the U.S. dollar compared with the Russian ruble during that year.

The item labelled as “Contribution to a not-for-profit organization” in 2021 represents our RUB 1.5 billion contribution to the Russian Fund for the Development of Information Technologies to support Russian technology companies in promoting their products and services.

Income Tax Expense

The following table presents our income tax expense and effective tax rate for the periods presented:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB,
	except percentages)
Income tax expense	11,656	13,193	7,430
Effective tax rate	51.3%	36.1%	(102.9)%

Our income tax expense decreased by RUB 5,763 million from 2020 to 2021 and increased by RUB 1,537 million from 2019 to 2020 primarily as a result of a decrease and increase in taxable income, respectively. Our effective tax rate decreased by 139.0 percentage points from 2020 to 2021 and decreased by 15.2 percentage points from 2019 to 2020. The effective tax rate differs from the statutory rate mainly as a result of the effects of deferred tax asset valuation allowances, share-based compensation expense, items not deductible for tax purposes, differences in foreign tax rates of certain our subsidiaries, contribution to a not-for-profit organization, withholding tax on distributed profits from subsidiaries, tax provisions recognized as well as gain on Yandex Market consolidation and loss on Yandex.Money disposal.

In 2021, we made adjustments to our policy of dividend distribution by Yandex LLC to Yandex N.V. reflecting our plans to re-invest a higher share of our profits into numerous attractive opportunities and businesses in Russia. As a result of these changes we recognized a tax gain in the amount of RUB 1,965 million.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our income tax expense. A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 10 of our audited consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources

Our principal source of liquidity is cash flows from our operating activity, as well as any issuances of shares, or convertible notes and any other credit facilities.

As of December 31, 2021, we had RUB 102,690 million in cash, cash equivalents and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less. We maintain our U.S. dollar denominated accounts principally in the Netherlands and in Russia. Available cash position outside of Russia as of December 31, 2021 was RUB 30,050 million, including RUB 3,232 million cash balance of MLU Group. Aggregate cash balance of Yandex legal entities in Russia (excluding MLU Group) as of December 31, 2021 was RUB 64,044 million (including U.S. dollar denominated holdings in the amount of RUB 20,947 million).

In June 2020, we completed a public offering and concurrent private placement of Class A shares for aggregate net proceeds of $1,050.9 (RUB 72,650 at the exchange rate as of the offering date) (See Note 14 — “Share Capital” in the Notes to our consolidated financial statements included elsewhere in this Annual Report).

On March 3, 2020, we issued $1,250.0 million principal amount (RUB 82,909 million as of the issue date) 0.75% convertible Notes due 2025, for net proceeds of $1,237.0 million (RUB 82,050 million as of the issue date). (See Note 13 — “Convertible note” in the Notes to our consolidated financial statements included elsewhere in this Annual Report).

As of December 31, 2021, we had a bank overdraft balance of RUB 2,940 million used for maintaining sufficient funds for operational payments during public holidays in the beginning of January 2022. This overdraft was fully repaid in January 2022. We also had RUB 3,101million liabilities under a reverse factoring program and had several confirmed credit facilities, consisting of credit lines in the amount of RUB 14,859 million, documentary credit lines in the amount of RUB 4,022 million, overdraft lines of RUB 12,989 million, a leasing facility of RUB 5,884 and a factoring limit in the amount of 6,797 that remained unused.

We need capital to finance our capital expenditures, working capital, acquisitions, repayments of debt and related interest payments, as well as general corporate activities. We expect to continue to finance these expenditures mainly through our operating cash flow, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Additional financing may not be available on terms favorable to us or at all.

In the current geopolitical environment, capital controls and other restrictions have been imposed in Russia that limit our ability to upstream funds from our Russian operating subsidiaries. In addition, pursuant to long-standing Russian legislation, dividends must be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP; and dividends cannot result in negative net assets in our Russian subsidiaries or render them insolvent.

Cash Flows

In summary, our cash flows were:

	Year ended December 31,
	2019	2020	2021

	(in millions of RUB)
Net cash provided by operating activities	44,379	32,604	9,293
Net cash (used in)/provided by investing activities	(49,136)	(119,947)	21,994
Net cash (used in)/provided by financing activities	(2,394)	139,676	(84,845)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(5,282)	23,660	511

 Cash flows provided by operating activities.

Net cash provided by operating activities consists of net income/(loss) adjusted to reconcile net income to net cash provided by operating activities, including depreciation of property and equipment, amortization of intangible assets, operating lease right-of-use assets amortization and the lease liability accretion, amortization of debt discount and issuance costs, share-based compensation expense, deferred income taxes, foreign exchange gains and losses, effect of consolidation of Yandex Market, goodwill impairment, amortization of content assets, income/(loss) from equity method investments, and the effect of changes in operating assets and liabilities excluding the effect of acquisitions.

Net cash provided by operating activities decreased by RUB 23,311 million from 2020 to 2021. The decrease was due to net income in 2020 which turned to net loss in 2021, adjusted to reconcile net income to net cash provided by operating activities of RUB 15,370 million and an increase of change of RUB 7,941 million in operating assets and liabilities excluding the effect of acquisitions. Changes in operating assets and liabilities excluding the effect of acquisitions were RUB 28,450 million in 2021 and increased between the periods primarily due to an increase in cash outflow related to changes in accounts receivable, net, inventory, content assets, prepaid expenses and other assets partly compensated by an increase in cash inflow from changes in accounts payable, accrued and other liabilities and non-income taxes payable, deferred revenue and content liabilities in 2021 compared to 2020.

Net cash provided by operating activities decreased by RUB 11,775 million from 2019 to 2020. This change was primarily due to increased changes of RUB 10,693 million in operating assets and liabilities excluding the effect of acquisitions with a slight decrease in net income, adjusted to reconcile net income to net cash provided by operating activities of RUB 1,082 million. Changes in operating assets and liabilities excluding the effect of acquisitions were RUB 20,509 million in 2020 and increased between the periods primarily due to an increase in cash outflow related to changes in accounts payable, accrued and other liabilities and non-income taxes payable , accounts receivable, net, and content assets, partly compensated by increased changes in deferred revenue in 2020 compared to 2019.

Cash flows (used in)/provided by investing activities.

Net cash provided by investing activities in 2021 in the amount of RUB 21,994 million compared to net cash used in investing activities in 2020 in the amount of RUB 119,947 million was mainly a result of an increase in cash flows from maturities of term deposits (net of investment in term deposits) of RUB 142,931 million and a decrease in cash used for acquisitions of businesses, net of cash acquired of RUB 25,562 million. Cash used for acquisitions of businesses net of cash acquired in the amount of RUB 8,236 million in 2021 mainly related to the acquisition of Axelcroft Group in February 2021 (RUB 7,228 million), as well acquisition of Acropol Bank and other acquisitions (see Note 3 — “Business combinations and investment transactions” in the Notes to our consolidated financial statements included elsewhere in this Annual Report). Purchases of property and equipment and intangible assets increased by RUB 20,070 million. In addition, in 2021, we made several treasury investments in the amount of RUB 10,604 million.

Net cash used in investing activities in 2020 increased by RUB 70,811 million compared to 2019 as a result of an increase in cash used for acquisitions of business, net of cash acquired of RUB 33,451 million mainly related to the consolidation of Yandex Market less consideration received from the sale of Yandex.Money of RUB 39,580 million in July 2020 (net of the effect of consolidation of its cash and cash equivalents), increases in investments in term deposits (net of maturities of term deposits) of RUB 28,600 million and an increase in capital expenditure of RUB 4,008 million. There were no proceeds from sale of equity securities in 2020 compared to RUB 4,612 million in 2019.

Our total capital expenditures were RUB 44,621 million in 2021 and RUB 24,551 million in 2020. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment for data centers. We also incurred significant capital expenditures in 2020 and 2021 related to the construction of our large data centers, fulfillments and sort centers, and to the construction of new office building for our headquarters.

Cash flows (used in)/provided by financing activities.

Net cash used in financing activities in 2021 was RUB 84,845, consisting mainly of cash outflows from payment under the transaction with Uber of RUB 73,077 million, repurchases of Class A ordinary shares of RUB 6,966 million, payment of contingent consideration and holdback amount of RUB 6,073 million slightly offset by the cash inflow related to proceeds from overdraft borrowings of RUB 2,941 million.

Net cash provided by financing activities in 2020 was RUB 139,676, consisting mainly of cash inflows from proceeds from issuance of convertible notes of RUB 82,046 million and proceeds from issuance of Class A ordinary shares of RUB 72,650 million, slightly offset by the cash outflow related to repurchases of Class A ordinary shares of RUB 10,165 million.

Off-Balance Sheet Items

We do not currently engage in off balance sheet financing arrangements, and do not have any material interest or obligation, including a contingent obligation, arising out of a variable interest, in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

	Payments due by period
		Less than	One to three	Three to five	More than
	Total	one year	year	year	five years

	(in millions of RUB)
Long‑term operating lease obligations	39,959	12,656	18,354	5,791	3,158
Long‑term finance lease obligations	25,252	2,577	5,376	6,064	11,235
Long-term convertible debt	95,309	696	1,393	93,220	—
Non-cancelable streaming content related purchase obligations	6,587	3,991	2,466	130	—
Non-cancelable other purchase obligations	46,274	16,823	28,867	416	168
Total contractual obligations	213,381	36,743	56,456	105,621	14,561

The table above presents our long term rent obligations for our office, data center facilities and cars, long-term convertible debt, production and licensing of streaming content and other purchase obligations related to utilities fees, data center operations and facility build-outs, devices production and other services and obligations.

In March 2022, certain conditions for the holders of the convertible notes to be able to require redemption of their notes were satisfied. See Note 13 — “Convertible debt” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2021. All amounts are shown excluded value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Tax Provisions

Significant judgment is required in evaluating our uncertain tax positions and determining our income tax expense. FASB authoritative guidance on accounting for uncertainty in income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on tax audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax expense in the period in which such determination is made. The income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2021, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Tax Matters—Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Therefore, our reported results of operations are impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on monetary assets and liabilities denominated in currencies other than the ruble, primarily the U.S. dollar. Total U.S. dollar denominated cash, cash equivalents and term deposits held in Russia amounted to RUB 20,949 million and RUB 28,004 million as of December 31, 2021 and 2020, respectively. If the U.S. dollar had been stronger/weaker by 60% relative to the value of the Russian ruble as of December 31, we would have recognized additional foreign exchange gains/losses before tax of RUB 9,675 million in 2021.

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, as well as a portion of expenses denominated in a currency other than the Russian ruble, can be materially affected by changes in the dollar-ruble and euro-ruble exchange rates. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015, 2020 and March 2022, the ruble equivalents of these U.S. dollar-denominated expenditures increase and negatively impact our net income and cash flows.

The functional currency of our Dutch parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The financial statements of these non-Russian entities have been translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2019, 2020 and 2021 are included as a foreign currency translation adjustment and recorded as part of accumulated other comprehensive income on our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in our Dutch companies amounted to RUB 25,189 million and RUB 192,583 million as of December 31, 2021 and 2020, respectively.

After the year end the Russian ruble experienced extreme volatility against foreign currencies, including the U.S. dollar. The exchange rate was RUB 74.2926 to $1.00 as of December 31, 2021 and weakened significantly up to RUB 120.3785 to $1.00. As of April 19, 2022 the exchange rate was RUB 79.4529 to $1.00, comparable to that as of December 31, 2021.

Interest Rate Risk

We had current term deposits of RUB 23,413 million as of December 31, 2021 invested at fixed rates and  repayable in less than twelve months. Interest paid on such funds fluctuates with the prevailing interest rate. We do not believe that we have any material exposure to changes in the fair value of our term deposits as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

Our interest bearing debt obligations consist of convertible notes issued by our Dutch parent company on March 3, 2020. We issued $1,250.0 million principal amount (RUB 82,909 million as of the issue date) 0.75% convertible notes due 2025. Interest at an annual rate of 0.75% is payable semi-annually on March 3 and September 3 of each year, beginning on September 3, 2020. See Note 13 — “Convertible Debt” in the Notes to our consolidated financial statements included elsewhere in this Annual Report. The fair value of our debt fluctuates with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. In March 2022, certain conditions for the holders of the convertible notes to be able to require redemption of their notes were satisfied. See Note 13 — “Convertible debt” in the Notes to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our executive and non-executive directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director Since	Title
Arkady Volozh	58	2024	2000	Executive Director and Chief Executive Officer
John Boynton	56	2025	2000	Non-Executive Chairman
Alexey Komissarov	52	2023	2019	Non-Executive Director
Rogier Rijnja	59	2022	2013	Non-Executive Director
Charles Ryan	54	2022	2011	Non-Executive Director
Alexander Voloshin	66	2022	2010	Non-Executive Director
Alexey Yakovitsky	46	2023	2019	Non-Executive Director
Alexander Moldovan	71	2025	2021	Non-Executive Director

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

Mr. Komissarov has been a non-executive director of Yandex since 2019 and is vice-rector of the Russian Presidential Academy of National Economy and Public Administration. He is also a member of PJSC SIBUR Holding’s board of directors. From 2015 to 2017, he was director of the Industry Development Fund and served as independent director, member of the Strategy and Investment Committee and chairman of the Budget and Reporting Committee to GLONASS. From 2011 to 2015, he worked in the Moscow government as a minister and head of the Department of Science, Industrial Policy and Entrepreneurship, and also served as advisor to the Mayor. Mr. Komissarov has a degree from the Moscow Automobile and Road Construction State Technical University in Automotive Engineering and Maintenance, an MBA from Kingston University in the UK.

Mr. Rijnja has been a non-executive director of Yandex since 2013. Mr. Rijnja is a management consultant and executive coach. Previously he served as a Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange. Earlier, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). Prior to this, he was director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Between 1989 and 1996, Mr. Rijnja held several positions at Apple in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands.

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

Mr. Voloshin has been a non-executive director of Yandex since 2010 after serving as an advisor to the company for two years. Since February 2012, Alexander Voloshin has served as Chairman of the Board and Independent Director at JSC Freight One. As the leader of the Moscow International Financial Centre working group, Mr. Voloshin championed an overhaul to Russia’s corporate governance rules, helping to update guidance in line with global best practice. He also served as Chairman of the Board of Directors of Uralkali from 2010 to 2014. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. Mr. Voloshin has been Chairman of the Board at Moscow Business School Skolkovo since 2016. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

Mr. Yakovitsky has been a non-executive director of Yandex since 2019 and is the CEO of VTB Capital, VTB Group’s investment banking business. He is also a member of VTB Capital’s board of directors. In addition, he is the chairman of the Supervisory Board of VTB Bank (Europe) SE, headquartered in Frankfurt, Germany. Mr. Yakovitsky is also a member of the board of directors of VTB Capital Plc, VTB Capital’s London subsidiary and a member of the board of directors of Rostelecom. Mr. Yakovitsky started his career in equity research at United Financial Group (“UFG”). He was ranked the #1 telecom analyst for Russia by Institutional Investor in 2004 and was cohead of Russian equity research at UFG and Deutsche Bank (which acquired UFG) in 2005-2008. He then joined VTB Capital in 2008 as co-head of equities and head of research, and became its Moscow CEO in 2009. Mr. Yakovitsky has degrees from Moscow Lomonosov State University, Department of History, as well as from the Nelson A. Rockefeller College of Public Affairs and Policy (Albany, US).

Dr. Moldovan has been a non-executive director of Yandex since 2020 and is Chairman of the Academic

Council of the Vinogradov Institute and a full member of the Russian Academy of Sciences. He is one of the foremost experts on the history and evolution of the Russian language. His collaborations with Yandex date back more than 20 years when he worked with Arkady Volozh and Ilya Segalovich to develop the first National Russian Language Corpus on top of our core search platform. As a member of our Board of Directors, Dr. Moldovan is well-positioned to help Yandex develop a variety of projects related to speech and language technologies as well as ESG initiatives related to inclusivity and adaptation of the Company's products for all audiences, including people with disabilities. Mr. Moldovan's popularity in scientific circles will help the Company gain access to cutting edge R&D, and of course, Dr. Moldovan's experience will be useful in Yandex's educational initiatives.

Esther Dyson and Ilya Strebulaev, who had been members of the company's Board of Directors since 2006 and 2018, respectively, resigned from the Board on March 7, 2022. Tigan Khudaverdyan, who has served as an Executive Director from 2019, resigned from the Board on March 15, 2022.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Compensation and Share Ownership of Executive Officers and Directors

The aggregate cash compensation paid or accrued in 2021 for members of our senior management (a total of 10 persons), as a group, was RUB 144 million ($1.9 million). In addition, in 2021, we granted an aggregate of 650,000 share options, 572,413 RSUs, 173,846 PSUs (target number) and 90,000 synthetic options to the members of this senior management group. RSUs generally vest over four years with one-sixteenth vesting each quarter; the PSUs vest annually over a four-year period, subject to the achievement of defined performance goals. Based on the level of performance, participants may earn up to 250% of the target number of PSUs. Share options and synthetic options will vest 25% after one year and the remaining part on a quarterly basis over three years. The share options, RSUs, PSUs and synthetic options have ten-year terms.

In light of the current geopolitical and macroeconomic crisis and suspension of trading in our Class A shares on Nasdaq, our Board of Directors approved an amendment of our outstanding equity incentive awards. Accordingly, no awards will vest during the remainder of 2022, and participants will receive additional cash compensation, on the vesting dates of the relevant equity awards, in an amount equal to the target value of each tranche of such awards.

In February 2021, our Compensation Committee and Board approved grants of 271,581 RSUs and PSUs to our executive director with quarterly and annually vesting over four years, respectively.

In May 2021, our Compensation Committee and Board approved grants of 170,000 RSUs to our non-executive directors with quarterly vesting over four years.

In June 2021, our Compensation Committee and Board approved grant of 20,000 RSUs to our non-executive director with quarterly vesting over four years.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

The principal standing committees of our board of directors are the audit, compensation, nominating, corporate governance, investment, and public interest committees. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Rijnja. Each member satisfies the “independence” requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee currently consists of Messrs. Rijnja (chairperson) and Boynton, with one vacancy. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The compensation committee assists the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating Committee

The nominating committee consists of five members: Messrs. Boynton (chairperson), Rijnja, Komissarov, Voloshin, and Moldovan. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The committee has formed two subcommittees:

●	Subcommittee I consists of one designated director (Mr. Komissarov), one director with a Russian passport and residency (Mr. Moldovan), and one other director (Mr. Boynton). Subcommittee I will recommend to our Board for nomination four directors (the “Class I Directors”), who will then be subject to the approval of our Board as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The current Class I Directors on the Board are Charles Ryan and Alexander Moldovan. Mikhail Parakhin and Ilya Strebulaev, who stepped down in October 2020 and in March 2022, respectively, were also Class I Directors, and these seats are currently vacant;
●	Subcommittee II consists of three directors (Messrs. Boynton, Voloshin, and Rijnja) who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our Board must adopt the recommendations of candidates recommended by Subcommittee II, unless our Board votes by a supermajority of ten directors (subject to adjustment for Board vacancies) to reject such recommendation.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Boynton (chairperson), Voloshin, and Rijnja. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The corporate governance committee assists the board of directors in developing our corporate governance guidelines. The corporate governance committee is also responsible for making recommendations to the Board regarding the composition of certain committees of the Board and for overseeing the Company’s policies and initiatives with respect to environmental, social and governance matters; and for overseeing the evaluation of the Board.

Investment Committee

Our investment committee consists of Messrs. Ryan (chairperson), Boynton, and Rijnja; Mr. Volozh is also an ex officio member. Each member (other than Mr. Volozh) satisfies the “independence” requirements of the NASDAQ listing standards. The investment committee is responsible for, among other things:

●	Reviewing, and providing guidance to management and the Board with respect to, potential corporate transactions, including strategic investments, mergers, acquisitions and divestitures transactions (“Potential Transactions”), including the structure, timing or other terms or conditions of such transactions;
●	Overseeing management’s and the Board’s due diligence process with respect to Potential Transactions;
●	Overseeing the negotiation by management and the Company’s financial, legal and other professional advisors of the definitive terms of any Potential Transaction;
●	Monitoring and reporting to the Board regarding the implementation of any Potential Transaction and the integration of any completed transaction;
●	Reviewing and providing guidance to management and the Board regarding the organizational structure of the group.

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

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2019	2020	2021
Russia	9,693	11,505	17,397
Other	399	359	607
Total	10,092	11,864	18,004

	2019	2020	2021
Product development	5,784	6,459	9,192
Sales, general and administration	3,808	4,690	7,956
Cost of sales	500	715	856
Total	10,092	11,864	18,004

We also typically employ several thousand contract workers on a part-time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full-time staff.

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plans

We grant equity awards in the form of share options, restricted shares units (“RSUs”) and performance share units (“PSUs”) under our Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and our 2016 Equity Incentive Plan (the “2016 Plan” and together with the 2007 Plan, the “Plans”) (“Company Awards”). Our 2016 Plan was approved at our 2016 annual general meeting of shareholders on May 27, 2016 and replaced our 2007 Plan. However, there remain unexercised grants under our 2007 Plan. The total number of shares available for issuance under the Plans is equal to 20% of the aggregate number of Class A and Class B shares outstanding from time to time.

Additionally, the 2016 Plan provides employees of several business units the opportunity to receive equity awards in respect of such business units (the “Business Unit Equity Awards”) or synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award.

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

Eligibility.  We may grant Company Awards to employees and directors of and consultants to our company and its subsidiaries. With respect to Business Unit Equity Awards and Synthetic Options, we may grant awards to employees, officers, members of the board of directors, advisors and consultants of such business units.

Exercise price and term of equity awards.  With respect to the Company Awards, the exercise price of options or measurement price of share appreciation rights awards is the average closing price per Class A share on the NASDAQ Global Select Market on the 20 trading days immediately following the grant date. With respect to Business Unit Equity Awards and Synthetic Options, the exercise price of options shall be determined from time to time by the Board (following consultation with an independent valuation expert). Restricted share unit awards and performance share unit awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee’s relationship with us has not terminated.

Vesting schedule.  The notice of grant specifies the vesting schedule. Awards generally vest over a four-year period, with one-sixteenth vesting each quarter. When a grantee’s employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

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

Item 7. Major Shareholders and Related Party Transactions.

The following table contains information concerning each of our executive and non-executive directors and each shareholder known by us to beneficially own more than five percent of each class of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that were exercisable as of February 15, 2022. The percentage of beneficial ownership is based on 323,186,042 Class A shares and 35,698,674 Class B shares outstanding as of February 15, 2022. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Yandex N.V., Schiphol Boulevard 165 Schiphol P7 1118 BG, the Netherlands.

	Shares Beneficially Owned as of February 15, 2022
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors:
Arkady Volozh(2)	32,656	*	30,786,700	86.24%	45.27%	8.59%
John Boynton(3)	129,794	*	—	—	*	*
Esther Dyson(4)	198,910	*	—	—	*	*
Alexey Komissarov(5)	8,408	*	—	—	*	*
Alexander Moldovan(6)	1,262	*	—	—	*	*
Rogier Rijnja(7)	4,251	*	—	—	*	*
Charles Ryan(8)	49,504	*	—	—	*	*
Ilya Strebulaev(9)	6,310	*	—	—	*	*
Alexander Voloshin(10)	81,780	*	—	—	*	*
Alexey Yakovitsky(11)	11,284	*	—	—	*	*
Tigran Khudaverdyan(12)	1,814,657	*	—	—	*	*
All executive and non-executive directors as a group (11 persons)(13)	2,338,816	0.72%	30,786,700	86.24%	45.61%	9.23%
Principal Shareholders:
Vladimir Ivanov	6,863,156	2.12%	3,318,884	9.30%	5.89%	2.84%
Invesco Ltd(14)	29,169,180	9.03%	—	—	4.29%	8.13%
Capital Research Global Investors(15)	18,064,520	5.59%	—	—	2.66%	5.03%
FMR LLC (16)	15,913,104	4.92%	—	—	2.34%	4.43%
Total shares held by executive and non-executive directors and 5% holders	72,348,776	22.39%	34,105,584	95.54%	60.78%	29.66%

*	Represents beneficial ownership of less than one percent of such class.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share. The percentage of total voting power does not take into account the rights of the holder of the Priority Share. See “Information of the Company — Governance Structure.”
(2)	Includes (a) 30,786,700 Сlass B shares held by Genesis Trust & Corporate Services Ltd, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family and (b) options to purchase 32,656 Class A shares.
(3)	Includes (a) 60,000 Сlass A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 57,013 Class A shares held by the John W. Boynton IV Trust of 2006, and (c) 12,781 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(4)	Includes (a) 160,000 Сlass A shares and (b) 38,910 vested restricted share units in respect of Class A shares. Esther Dyson resigned from the Board effective March 7, 2022.
(5)	Consists of 8,408 vested restricted share units in respect of Class A shares.
(6)	Consists of 1,262 vested restricted share units in respect of Class A shares.
(7)	Consists of 4,251 vested restricted share units in respect of Class A shares.

(8)	Includes 49,504 vested restricted share units in respect of Class A shares.
(9)	Consists of 6,310 vested restricted share units in respect of Class A shares. Ilya Strebulaev resigned from the Board effective March 7, 2022.
(10)	Consists of 81,780 vested restricted share units in respect of Class A shares.
(11)	Consists of 11,284 vested restricted share units in respect of Class A shares.
(12)	Consists of (a) options to purchase 667,846 Class A shares, and (b) options to purchase 1,146,811 Class A shares. Tigran Khudaverdyan resigned from his positions as Executive Director and Deputy Chief Executive Officer of Yandex N.V. and its Dutch subsidiaries.
(13)	Includes (a) 214,490 vested restricted share units in respect of Class A shares, and (b) options to purchase 1,847,313 Class A shares that were exercisable as of February 15, 2022.
(14)	The number of shares reported is based solely on the Schedule 13G filed by Invesco Ltd on February 9, 2022 and represents its beneficial ownership as of December 31, 2021. The principal business office of Invesco Ltd is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.
(15)	The number of shares reported is based solely on the Schedule 13G filed by Capital Research Global Investors on February 14, 2022 and represents its beneficial ownership as of December 31, 2021. The principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(16)	The number of shares reported is based solely on the Schedule 13G filed by FMR LLC on February 8, 2022 and represents its beneficial ownership as of December 31, 2021. The principal business office of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

Holdings by U.S. Shareholders

As of February 15, 2022, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 100% of our outstanding Class A shares by number, which represented approximately 47.52% of our outstanding shares by voting power.

Related Party Transactions

Shareholders’ Agreement

Shareholders holding an aggregate of approximately 42 million Class A and Class B shares, representing approximately 52% of the voting power of our outstanding shares, are parties to a shareholders agreement, the principal terms of which are as follows:

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

Registration Rights Agreement

We are party to a registration rights agreement with certain of our shareholders that allows them to require us to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the “Securities Act”), under certain circumstances.

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

Relationship with VTB Group

VTB Group is a Russian financial group, which operates in all major segments of the financial market across CIS countries and worldwide. Approximately of 60.9% of voting rights in VTB Group are held by the Russian Federal Agency for State Property Management, controlled by the Government of Russia. Mr. Alexey Yakovitsky, the Chief Executive Officer of VTB Capital, an investment business of VTB Group, is a member of our Board of Directors.

Internet-acquiring agreement with VTB Bank

The amount of internet-acquiring commission paid by us to VTB Bank, core operating company of VTB Group, was RUB 1,912 million ($25.7 million) for the year ended December 31, 2021.

Other agreements with VTB Group

We may from time to time in the ordinary course of business enter into other transactions with VTB group companies. In 2021, we paid $1 million of advisory fee to VTB Capital plc.

Loans granted to related parties

As of December 31, 2020 and 2021, we had loans outstanding in the aggregate principal amount of RUB 38 million and RUB 329 million ($4.4 million), respectively, to certain senior employees. The interest rate on the loans is up to 3% per annum and they mature in 2022-2031.

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

Item 9. The Listing.

Markets

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market, under the symbol “YNDX”. On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. We have not received any notice of delisting from Nasdaq.

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

Material Contracts

Convertible debt

In the first quarter of 2020, we issued and sold $1.25 billion in aggregate principal amount of 0.75% convertible senior notes due 2025, to institutional investors that are not U.S. persons, outside the United States, in reliance on Regulation S under the U.S. Securities Act of 1933, as amended.

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

On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Under the terms and conditions of our convertible notes, in the event of a suspension of trading of our Class A shares on Nasdaq for a period of five dealing days or more, the holders of the notes have the right to require us to redeem their notes at par plus accrued interest. Trading in our Class A shares on Nasdaq remained suspended at the end of March 4, 2022. Therefore, the conditions for the holders of the notes to be able to require redemption of their notes have been satisfied. We are engaged in active discussions with a committee of noteholders with a view to agreeing to a restructuring of these obligations, although we can give no assurance as to the likely success or timing of these discussions.

Shareholders Agreement with respect to Yandex Taxi

On February 7, 2018, Yandex and Uber entered into a shareholders agreement, later amended as of September 7, 2021, in respect of the governance and operation of MLU. Pursuant to the Shareholders Agreement, Yandex has the right to appoint a majority of the members of the supervisory board of MLU. As a significant minority shareholder, Uber has protective rights customary for a joint venture of this nature. Both parties have agreed to customary restrictions on transfer of their shares in MLU, as well as customary rights of first refusal, tag-along, drag-along and public offering registration rights.

Yandex Taxi Restructuring with Uber

In August 2021, Yandex N.V. entered into a Framework Agreement with Uber Technologies, Inc., and its affiliates, pursuant to which, among other things, the parties agreed to restructure their mobility joint ventures, MLU B.V. (known as MLU) and Yandex Self-Driving Group B.V. (referred to as SDG).

At an initial closing in September 2021, Yandex acquired from Uber its entire 18.2% equity interest in SDG and an additional 4.5% equity interest in MLU.

In addition, the parties agreed to spin-off by way of demerger from MLU the Yandex Eats, Yandex Lavka and Yandex Delivery businesses. Immediately following this demerger in December 2021, Yandex then acquired all of Uber’s equity interest in such businesses.

The total consideration payable by Yandex to Uber in respect of the transferred equity interests under the Framework Agreement was $1 billion in cash, of which $800 million in cash was paid at the initial closing as partial prepayment for the equity interests to be sold and payment for Uber’s equity interests in SDG and MLU, and $200 million in cash was paid in December 2021 when Uber’s equity interest was acquired.

In addition, Uber granted to Yandex a call option to acquire Uber’s remaining 29% equity interest in the newly restructured MLU during the two-year period following the Initial Closing, at an initial exercise price of $1.811 billion. Such exercise price will increase in the event that the call option is exercised on or after July 1, 2022 and prior to January 1, 2023, to $1.852 billion, plus interest at a rate of 4.5% per annum from August 1, 2022 through the date of the closing of the call option; or on or after January 1, 2023 and prior to second anniversary of the initial closing, $1.93 billion, plus interest at a rate of 6.5% per annum from February 1, 2023 through the date of the closing of the call option.

Uber also agreed to extend, conditioned on the exercise by Yandex of the call option, the term of the current trademark license that provides MLU with the exclusive right to use the Uber brand in Russia and certain other countries until August 2030.

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

U.S. holders that are exempt pension trusts or exempt organizations as described in articles 35 and 36, respectively, of the Treaty may qualify for an exemption from Dutch withholding tax and may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing two completed copies of form IB 96 USA signed by the U.S. holder accompanied with U.S. form 6166 (as issued by the U.S. Internal Revenue Service and valid for the relevant tax year) or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 (which is generally the company) one of the following forms signed by the U.S. holder within three years after the end of the calendar year in which the withholding tax was levied:

●	if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty: two completed copies of Form IB 96 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service valid for the relevant tax year; and

●	if the U.S. holder is an exempt organization as described in article 36 of the Treaty: two completed copies of Form IB 95 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service, valid for the relevant tax year.

Taxes on Income and Capital Gains

General

The description of taxation set out in this section of this Annual Report is not intended for any holder of Class A shares who is:

●	an individual for whom the income or capital gains derived from the Class A shares are attributable to employment activities the income from which is taxable in the Netherlands; or
●	an individual who or an entity which holds, or is deemed to hold, a Substantial Interest in our company (as defined above).

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2021. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2021, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2021. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2021, our internal control over financial reporting was effective.

There has been no change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by AO PricewaterhouseCoopers Audit, our independent registered public accounting firm, as stated in its report, which appears on page F-2 of this Annual Report.

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

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of JSC “KPMG”, our predecessor independent registered public accounting firm, or its affiliates and AO PricewaterhouseCoopers Audit, our independent registered public accounting firm, or its affiliates billed to us for 2020 and 2021 fiscal years, respectively:

	2020	2021(3)

	(RUB in million)
Audit Fees(1)	204	137
All Other Fees(2)	35	13
Total Fees	239	150

(1)	Audit fees for 2021 and 2020 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20‑F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	All other fees relate to due diligence investigations and advisory services.
(3)	Not included in the table above are fees of RUB 201 million billed by JSC “KPMG” to us in connection with their audit and all other services for 2021 fiscal year.

Pre-Approval Policies for Non-Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non‑audit services unless the audit committee pre‑approves the service. The audit committee pre‑approved all of the non‑audit services performed for us by JSC KPMG and AO PricewaterhouseCoopers Audit during 2021.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

(d) Maximum Number
			(c) Total Number of	(or Approximate Dollar
	(a) Total		Shares Purchased as	Value) of Shares that
	Number of	(b) Average	Part of Publicly	May Yet Be Purchased
	Shares	Price Paid per	Announced Plans or	Under the Plans or
Period	Purchased(1)	Shares(2)	Programs(1)	Programs(3)
January 1 - 31, 2021	—	—	—	—
February 1 - 28, 2021	—	—	—	—
March 1 - 31, 2021	—	—	—	—
April 1 - 30, 2021	—	—	—	—
May 1 - 31, 2021	—	—	—	—
June 1 - 30, 2021	—	—	—	—
July 1 - 31, 2021	—	—	—	—
August 1 - 31, 2021	—	—	—	—
September 1 - 30, 2021	641,164	$79.1665	641,164	$149,241,280
October 1 - 31, 2021	585,191	$77.4889	585,191	$103,895,460
November 1 - 30, 2021	—	—	—	—
December 1 - 31, 2021	—	—	—	—
Total	1,226,355	$78.3660	1,226,355	$103,895,460

(1) - As of trade date;

(2) - Weighted average per month;

(3) - In November 2021 the Company's Board of Directors authorized a program to repurchase up to $200 worth of Class A shares from time to time in open market transactions, which was previously approved by the Audit Committee in July 2021.

Item 16F. Changes in Registrant’s Certifying Accountant

Management and the Audit Committee of the Board of Directors (the “Audit Committee”) of Yandex N.V. (“Yandex” or the “Company”) have completed a competitive process to review the appointment of the Company’s independent registered public accounting firm for the year ended December 31, 2021. The Audit Committee invited several firms to participate in this process, including JSC KPMG (“KPMG”). As a result of this process and following careful deliberation, on June 28, 2021, the Company’s shareholders, pursuant to the recommendation of the Audit Committee, appointed AO PricewaterhouseCoopers Audit (“PwC”), an independent registered public accounting firm and the Russian affiliate of PricewaterhouseCoopers International Limited, as auditors of the Company’s consolidated financial statements for the 2021 financial year (to be prepared under U.S. GAAP), and PricewaterhouseCoopers Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2021 financial year (to be prepared under IFRS).

KPMG was dismissed on July 1, 2021. KPMG’s audit reports issued in accordance with the PCAOB on the Company's consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Such reports included an explanatory paragraph referring to translations of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of the readers in the United States of America convenience translation.

During the years ended December 31, 2020 and 2019, and the subsequent interim period through July 1, 2021, there were (i) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F. The Company provided KPMG with a copy of this Item 16F disclosure on Form 20-F prior to its filing with the Securities and Exchange Commission (the “SEC”). The Company requested that KPMG furnish the Company with a letter addressed to the SEC stating whether or not KPMG agrees with the above statements that are related to KPMG. A copy of KPMG’s letter, dated April 20, 2022, is attached hereto as Exhibit 16.1.

During the years ended December 31, 2020 and 2019 and through July 1, 2021, neither the Company nor anyone on its behalf consulted with PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided by PwC to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in 16F(a)(1)(v) of Form 20-F).

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

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Yandex N.V. and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, due to the suspension of trading of the Company’s shares on NASDAQ, the holders of the convertible debt notes have the right to force redemption of the notes while the Company does not have the funds available to redeem the notes in full, that raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Transaction with Uber

As described in Note 3 to the consolidated financial statements, on August 30, 2021 the Company entered into a Framework Agreement with Uber Technologies, Inc., and certain of its affiliates (“Uber”), to restructure their joint ventures, MLU B.V. (“MLU”) and Yandex Self Driving Group B.V. (“SDG”). Pursuant to this agreement, for a total consideration of US dollars (“$”) 1,000 million in cash, the Company has acquired from Uber its entire equity interest in SDG and an additional 4.5% (4.6% based on the total number of outstanding shares) interest in MLU, both of which were completed in September 2021, as well as Uber’s entire indirect interest in Yandex Eats, Yandex Lavka and Yandex Delivery (the “Demerged Businesses”), each of which was demerged from MLU in December 2021. Under the terms of the Framework Agreement, the Company has also received an American call option to acquire Uber’s remaining 29.0% (29.8% based on the total number of outstanding shares) interest in the newly restructured MLU during the two-year period beginning on the September 7, 2021 (the “Initial Closing”). On the Initial Closing, the Company paid $800 million (Russian rubles (“RUB”) 58,363 million at the exchange rate as of the Initial Closing). On December 21, 2021 (the “Demerger Closing”), the remaining $200 million (RUB 14,859 million at the exchange rate as of the Demerger Closing) of consideration was paid upon the completion of the demerger and subsequent transfer of Uber’s shares in the Demerged Businesses to the Company.

After the Initial Closing, no earnings are allocated to the noncontrolling interest relating to the Demerged Businesses, as these interests were considered to be mandatorily redeemable. In order to account for all of the equity ownership changes contemplated by the transaction, the Company reduced the amount of the non-controlling interests and additional paid-in capital by RUB 6,241 million ($84.0 million) and RUB 67,205 million ($904.6 million), respectively.

The principal considerations for our determination that performing procedures relating to the transaction with Uber is a critical audit matter are the complexity and significant judgement exercised by the Company’s management in assessing the accounting treatment of this transaction, specifically, accounting for the American call option, attribution of the net results to non-controlling interest and accounting for the payment made by the Company in September 2021, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained relating to whether the transaction attributes were appropriately analysed and accounted for by the Company’s management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s financing reporting process, including controls over significant transactions accounting and the related disclosures. These procedures also included, among others (i) evaluating the appropriateness of the accounting treatment of the American call option; (ii) evaluating the appropriateness of the period of the attribution of the net results to the non-controlling interest; (iii) testing the management’s calculations of the effects on the additional paid-in capital, other comprehensive income/(loss) and non-controlling interest; and (iv) testing the completeness and accuracy of the related disclosures.

/s/ AO PricewaterhouseCoopers Audit

Moscow, Russian Federation
April 20, 2022

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Yandex N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Yandex N.V. and subsidiaries (the Company) as of December 31, 2020, the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

/s/ JSC “KPMG”

We served as the Company’s auditor from 2017 to 2021.

Moscow, Russia

March 31, 2021, except as to Note 17 and Note 19, which are as of April 20, 2022

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2020	2021	2021
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	132,398	79,275	1,067.1
Term deposits		105,787	23,415	315.2
Investments in marketable equity securities	4	—	4,049	54.5
Accounts receivable, less allowance for doubtful accounts of RUB 1,798 and RUB 2,716, respectively	4	25,440	43,568	586.4
Prepaid expenses		6,727	12,663	170.4
Inventory		4,810	9,587	129.0
Funds receivable, net		2,289	6,180	83.2
Investments in debt securities		—	452	6.1
VAT reclaimable		7,573	13,498	181.7
Other current assets	4	5,377	7,288	98.1
Total current assets		290,401	199,975	2,691.7
Property and equipment, net	7	61,772	98,325	1,323.5
Operating lease right-of-use assets	8	20,800	36,245	487.9
Intangible assets, net	9	21,842	22,359	301.0
Content assets, net	11	7,464	13,767	185.3
Goodwill	9	104,275	117,864	1,586.5
Long-term prepaid expenses		1,391	3,278	44.0
Equity method investments	4	—	9,425	126.9
Investments in non-marketable equity securities		1,135	790	10.6
Deferred tax assets	10	1,639	5,625	75.7
Other non-current assets	4	4,893	7,843	105.6
Total non-current assets		225,211	315,521	4,247.0
TOTAL ASSETS		515,612	515,496	6,938.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	43,634	84,495	1,137.3
Income and non-income taxes payable	4	12,573	16,196	218.0
Deferred revenue	1	6,645	10,415	140.2
Total current liabilities		62,852	111,106	1,495.5
Convertible debt	13	83,277	85,835	1,155.4
Deferred tax liabilities	10	3,705	2,989	40.2
Operating lease liabilities	8	12,830	24,642	331.7
Finance lease liabilities	8	3,387	15,350	206.6
Other accrued liabilities		1,459	2,649	35.6
Total non-current liabilities		104,658	131,465	1,769.5
Total liabilities		167,510	242,571	3,265.0
Commitments and contingencies	12
Redeemable noncontrolling interests	15	3,167	869	11.7
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	14	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 323,800,479, Class B: 35,708,674 and 35,698,674, and Class C: 1,429,984 and 10,000, respectively); shares outstanding (Class A: 318,501,858 and 323,004,678, Class B: 35,708,674 and 35,698,674, and Class C: nil)	14	278	281	3.8
Treasury shares at cost (Class A: 1,928,621 and 795,801, respectively)		(6)	(2,728)	(36.7)
Additional paid-in capital	14	160,857	112,942	1,520.2
Accumulated other comprehensive income		17,923	16,193	217.9
Retained earnings		145,789	131,488	1,769.9
Total equity attributable to Yandex N.V.		324,841	258,176	3,475.1
Noncontrolling interests		20,094	13,880	186.9
Total shareholders’ equity		344,935	272,056	3,662.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,612	515,496	6,938.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2019	2020	2021	2021
		RUB	RUB	RUB	$
Revenues	17, 18	175,391	218,344	356,171	4,794.2
Operating costs and expenses:
Cost of revenues(1)		55,788	85,734	173,952	2,341.4
Product development(1)		29,209	36,339	48,461	652.3
Sales, general and administrative(1)		50,295	62,913	122,924	1,654.7
Depreciation and amortization		14,777	17,687	24,111	324.5
Goodwill impairment	9	762	—	—	—
Total operating costs and expenses		150,831	202,673	369,448	4,972.9
Income/(loss) from operations		24,560	15,671	(13,277)	(178.7)
Interest income	4	3,315	3,869	4,615	62.1
Interest expense		(74)	(2,373)	(3,711)	(50.0)
Effect of consolidation of Yandex Market	3	—	19,230	—	—
Income/(loss) from equity method investments	4	(3,886)	(2,175)	6,367	85.7
Other income/(loss), net	4	(1,194)	2,321	(1,217)	(16.3)
Income/(loss) before income tax expense		22,721	36,543	(7,223)	(97.2)
Income tax expense	10	11,656	13,193	7,430	100.0
Net income/(loss)		11,065	23,350	(14,653)	(197.2)
Net loss/(income) attributable to noncontrolling interests		1,627	1,363	(16)	(0.2)
Net income/(loss) attributable to Yandex N.V.		12,692	24,713	(14,669)	(197.4)
Net income/(loss) per Class A and Class B share:
Basic	2	38.80	72.52	(40.48)	(0.54)
Diluted	2	37.81	69.77	(40.48)	(0.54)
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	327,127,314	340,764,574	362,386,669	362,386,669
Diluted	2	335,428,137	353,382,841	362,386,669	362,386,669
(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	293	449	479	6.4
Product development	6,294	9,216	11,504	154.8
Sales, general and administrative	3,268	6,063	8,846	119.2

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2019	2020	2021	2021
	RUB	RUB	RUB	$
Net income/(loss)	11,065	23,350	(14,653)	(197.2)
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	(4,267)	13,616	(1,672)	(22.5)
Reclassification adjustment, net of tax of nil	—	893	—	—
Total other comprehensive income/(loss)	(4,267)	14,509	(1,672)	(22.5)
Total comprehensive income/(loss)	6,798	37,859	(16,325)	(219.7)
Total comprehensive (income)/loss attributable to noncontrolling interests	2,592	(71)	(74)	(1.0)
Comprehensive income/(loss) attributable to Yandex N.V.	9,390	37,788	(16,399)	(220.7)

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2019	2020	2021	2021
		RUB	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		11,065	23,350	(14,653)	(197.2)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7	12,164	13,862	18,162	244.4
Amortization of intangible assets	9	2,613	3,825	5,949	80.1
Amortization of content assets	11	1,167	3,013	6,386	86.0
Operating lease right-of-use assets amortization and the lease liability accretion	8	9,195	9,643	11,223	151.1
Amortization of debt discount and issuance costs		—	1,667	2,070	27.9
Share-based compensation expense		9,855	15,728	20,829	280.4
Deferred income tax expense/(benefit)		1,845	666	(5,163)	(69.5)
Foreign exchange losses/(gains)	4	1,288	(2,752)	(235)	(3.2)
Effect of consolidation of Yandex Market	3	—	(19,230)	—	—
Goodwill impairment	9	762	—	—	—
Loss/(income) from equity method investments		3,886	2,175	(6,367)	(85.7)
Other		355	1,166	(458)	(6.2)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(3,469)	(6,333)	(18,011)	(242.4)
Prepaid expenses and other assets		(5,242)	(5,607)	(22,405)	(301.7)
Inventory		(543)	(1,501)	(4,756)	(64.0)
Accounts payable, accrued and other liabilities and non-income taxes payable		1,131	(2,939)	22,835	307.4
Deferred revenue		786	2,617	3,806	51.2
Bank deposits and loans to customers		—	—	304	4.1
Bank deposits and liabilities		—	—	(194)	(2.6)
Content assets	11	(4,451)	(7,300)	(11,740)	(158.0)
Content liabilities		1,972	554	1,711	23.0
Net cash provided by operating activities		44,379	32,604	9,293	125.1
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(20,543)	(24,551)	(44,621)	(600.6)
Proceeds from sale of property and equipment		44	106	147	2.0
Acquisitions of businesses, net of cash acquired	3	(347)	(33,798)	(8,236)	(110.9)
Investments in non-marketable equity securities		(72)	(15)	(3,143)	(42.3)
Proceeds from sale of equity securities	3	4,612	—	—	—
Investments in marketable equity securities		—	—	(10,604)	(142.7)
Proceeds from investments in non-marketable equity securities		—	—	944	12.7
Proceeds from sale of marketable equity securities		—	—	6,163	83.0
Investments in debt securities		—	—	(100)	(1.3)
Investments in term deposits		(90,975)	(364,894)	(264,151)	(3,555.5)
Maturities of term deposits		57,967	303,286	345,474	4,650.1
Loans granted, net of proceeds from repayments		178	(81)	(1,546)	(20.9)
Proceeds from repayments of loans		—	—	1,667	22.4
Net cash (used in)/provided by investing activities		(49,136)	(119,947)	21,994	296.0

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2019	2020	2021	2021
		RUB	RUB	RUB	$
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options		156	1,176	1,153	15.5
Repurchases of share options		(88)	(828)	(67)	(0.9)
Purchase of redeemable noncontrolling interests		(747)	(3,213)	(1,194)	(16.1)
Purchase of non-redeemable noncontrolling interests		—	(1,709)	(73,077)	(983.6)
Proceeds from sale of noncontrolling interests		20	—	—	—
Ordinary shares issuance costs		—	(96)	—	—
Proceeds from overdraft borrowings		—	397	2,941	39.6
Repayments of overdraft borrowings		—	—	(397)	(5.4)
Payment of contingent consideration and holdback amount		—	—	(6,073)	(81.7)
Repurchases of ordinary shares		(1,422)	(10,165)	(6,966)	(93.8)
Proceeds from issuance of convertible debt	13	—	82,046	—	—
Proceeds from issuance of ordinary shares	14	—	72,650	—	—
Payment for contingent consideration		(91)	(63)	—	—
Payment for finance leases		(240)	(374)	(737)	(9.9)
Other financing activities		18	(145)	(428)	(5.7)
Net cash (used in)/provided by financing activities		(2,394)	139,676	(84,845)	(1,142.0)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(5,282)	23,660	511	6.8
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(12,433)	75,993	(53,047)	(714.1)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		68,886	56,453	132,446	1,782.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		56,453	132,446	79,399	1,068.7

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		68,798	56,415	132,398	1,782.1
Restricted cash and cash equivalents, beginning of period		88	38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		68,886	56,453	132,446	1,782.8
Cash and cash equivalents, end of period		56,415	132,398	79,275	1,067.1
Restricted cash and cash equivalents, end of period		38	48	124	1.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		56,453	132,446	79,399	1,068.7

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		11,183	12,399	12,573	169.2
Cash paid for acquisitions	3	351	40,030	8,921	120.1
Convertible notes coupon paid		—	346	688	9.3
Interest paid for finance leases		—	113	575	7.7
Operating cash flows from operating leases		9,199	10,790	12,063	162.4
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		12,233	6,190	24,322	327.4
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		1,240	1,475	2,903	39.1
Non-cash financing activities:
Right-of-use assets obtained in exchange for finance lease obligations		1,568	3,612	13,776	185.4

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share
	Issued and		Ordinary Shares				Accumulated				Redeemable
	Outstanding		Issued and		Treasury	Additional	Other		Non-		non-
	(Note 14)*		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2019	1	—	324,727,023	263	(10,769)	69,729	8,150	111,198	22,736	201,307	13,035
Share-based compensation expense	—	—	—	—	—	9,855	—	—	—	9,855	—
Exercise of share options (Note 16)	—	—	5,591,934	—	—	156	—	—	—	156	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(102)	—	—	—	(102)	—
Class B shares conversion	—	—	—	(2)	—	2	—	—	—	—	—
Repurchases of shares (Note 14)	—	—	(460,791)	—	(1,206)	—	—	—	—	(1,206)	—
Reissue of shares for options exercised	—	—	—	—	11,564	(11,564)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(3,302)	—	(947)	(4,249)	(18)
Purchase of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(747)
Other	—	—	—	—	—	(26)	—	189	—	163	(218)
Net income / (loss)	—	—	—	—	—	—	—	12,692	(1,528)	11,164	(99)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,293)	—	(2,293)	2,293
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,848	121,786	20,261	214,795	14,246
Effect of adoption of ASU 2016-13	—	—	—	—	—	—	—	(232)	(16)	(248)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,848	121,554	20,245	214,547	14,246
Share-based compensation expense	—	—	—	—	—	16,013	—	—	—	16,013	—
Exercise of share options (Note 16)	—	—	7,057,689	—	—	1,186	—	—	—	1,186	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(178)	—	—	—	(178)	—
Repurchases of shares (Note 14)	—	—	(4,228,163)	—	(10,585)	—	—	—	—	(10,585)	—
Reissue of shares for options exercised	—	—	—	—	10,994	(10,994)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	8,816	—	(2,214)	—	6,602	(9,793)
Issue of new shares (Public Offering and PIPE) (Note 14)	—	—	21,522,840	17	—	72,538	—	—	—	72,555	—
Foreign currency translation adjustment	—	—	—	—	—	—	12,111	—	1,383	13,494	51
Convertible loan (Note 13)	—	—	—	—	—	6,792	—	—	—	6,792	—
Disposal of investment in Yandex.Money (Notes 3, 4)	—	—	—	—	—	—	893	—	—	893	—
Acquisition of Yandex Market (Note 3)	—	—	—	—	—	—	—	—	47	47	493
Yandex Self-Driving and Yandex Drive Car-Sharing Businesses Restructure (Note 3)	—	—	—	—	—	(1,561)	71	—	(219)	(1,709)	—
Other	—	—	—	—	(4)	195	—	(93)	1	99	—
Net income / (loss)	—	—	—	—	—	—	—	24,713	(1,363)	23,350	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	1,829	—	1,829	(1,830)
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	20,926	—	—	—	20,926	—
Exercise of share options (Note 16)	—	—	5,719,175	—	—	1,150	—	—	—	1,150	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(242)	—	—	—	(242)	—
Repurchases of shares (Note 14)	—	—	(1,226,355)	—	(6,960)	—	—	—	—	(6,960)	—
Reissue of shares for options exercised	—	—	—	—	4,241	(4,241)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	818	—	15	—	833	(1,921)
Other	—	—	—	3	(3)	879	(2)	(24)	(47)	806	—
Net (loss) / income	—	—	—	—	—	—	—	(14,669)	16	(14,653)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,172)	—	58	(2,114)	—
Transaction with Uber (Note 3)	—	—	—	—	—	(67,205)	444	—	(6,241)	(73,002)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	377	—	377	(377)
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Balance as of December 31, 2021, $		—		3.8	(36.7)	1,520.2	217.9	1,769.9	186.9	3,662.0	11.7

* Priority share held in treasury as of December 31, 2019; was transferred to Public Interest Foundation upon formation in 2020.

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by proprietary machine learning and other technologies. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements were prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As described in the Recent Developments section in Note 13, following the suspension of trading of the Company’s Class A shares on the Nasdaq Global Select Market for more than five trading days, the holders of the Company’s convertible notes due March 3, 2025 now have the right to require the Company to redeem the notes at par, and the Company does not have the funds available to redeem the notes in full. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Principles of Consolidation

The consolidated financial statements include the accounts of Yandex N.V. and the entities it controls. All inter-company transactions and balances within the Company have been eliminated upon consolidation.

Noncontrolling interests in consolidated subsidiaries are included in the consolidated balance sheets as a separate component of equity. The Company reports consolidated net income/(loss) inclusive of both the Company’s and the noncontrolling interests’ share, as well as amounts of consolidated net income/(loss) attributable to each of the Company and the noncontrolling interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair value of assets and liabilities determined in connection with the business combinations (Note 3), initial recognition and impairment assessments of goodwill and intangible assets, selection of the content assets amortization method, useful lives of property and equipment and intangible assets, allowance for credit losses, fair values of share-based awards, deferred tax assets recoverability, convertible loan and operating lease incremental borrowing rate, fair values of financial instruments, income taxes and contingencies. The Company bases its estimates on historical experience with consideration given to current events such as the impacts of the coronavirus pandemic (“COVID-19”) on the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

assumptions and other inputs supporting significant estimates and judgments that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency Translation

The functional currency of the Company’s parent company is the U.S. dollar. The functional currency of the Company’s operating subsidiaries is generally the respective local currency. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at the monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income/(loss), net in the accompanying consolidated statements of operations.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 74.2926 to $1.00, the prevailing exchange rate as of December 31, 2021 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. After the year end, the ruble experienced extreme volatility, reaching a low of RUB 120.3785 to $1.00. As of April 19, 2022 the exchange rate was RUB 79.4529 to $1.00, comparable to that as of December 31, 2021.

Revision of Previously Issued Financial Statements

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The Company revised its previously issued consolidated financial statements for the periods impacted to reflect this immaterial correction together with other immaterial discrepancies identified. Certain reclassifications have also been made to the prior year consolidated balance sheets due to the separation of certain line items. Refer to Note 19 for additional information.

Certain Risks and Concentrations

The Company’s principal business activities are in the Russian Federation. The current geopolitical situation creates critical risks for the Company and its operations both in Russia and internationally. In addition, laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes, which could impact the Company’s financial position and results of operations. A significant portion of the Company’s revenues is derived from online advertising, ride-hailing, food tech services and sales of goods, the markets for which is competitive and rapidly changing. Significant changes in these industries, or changes in users’ internet preferences or advertiser spending or ride-hailing/food delivery partners’ behavior could adversely affect the Company’s financial position and results of operations.

A major part of the Company’s revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients.

No individual customer or groups of affiliated customers represented more than 10% of the Company’s revenues in 2019, 2020 and 2021.

Financial instruments that can potentially subject the Company to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents and term deposits. The primary focus of the Company’s treasury strategy is to preserve capital and meet liquidity requirements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Revenue Recognition

Revenue is recognized when the control of promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations based on their standalone selling prices within the Company's contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations. The Group excludes from the measurement of its revenues any tax collected on behalf of third parties.

The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Online Advertising Revenues

The Company’s online advertising revenues are generated from serving online ads on its own websites and on the websites of members of the Yandex Advertising Network (platform for ads placement). Advance payments received by the Company from advertisers are recorded as deferred revenue on the Company’s consolidated balance sheets and recognized as online advertising revenues in the period services are provided.

Advertising bonuses that are paid to agencies are accounted for as an offset to revenues and amounted to RUB 10,576, RUB 10,322 and RUB 15,183 ($204.4) in 2019, 2020 and 2021, respectively.

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

The Company recognizes online advertising revenues based on the following principles:

The Company’s Yandex Direct service offers advertisers the ability to place performance-based ads on Yandex and Yandex Advertising Network member websites and mobile applications targeted to users’ search queries and behavior profile or website content. The Company recognizes as revenues fees charged to advertisers as “click throughs” (cost per click or CPC) occur or users take specified actions, like placing an order on the website or mobile application or filling out a request (cost per action or CPA). A “click through” occurs each time a user clicks on one of the performance based ads that are displayed next to the search results or on the content pages of Yandex or Yandex Advertising Network members’ websites. The Company’s Yandex Market price comparison services are mainly priced on a CPC basis and revenue recognized only when a user clicks on product offerings placed by merchants on Yandex Market.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

consideration when estimating the amount of revenue to recognize. The Company believes that there will be no significant changes to the estimates of variable consideration.

Revenues of MLU businesses

The revenues of MLU businesses, operated as a joint venture with Uber, primarily consist of commissions for providing ride-hailing, logistics and food delivery services, as well as car-sharing and e-grocery (included in revenues from sale of goods below).

For ride-hailing and logistics services provided to individual users, the Company is not a principal and reports only commission fees as revenue. For services provided to corporate clients the Company acts as the principal and revenue and related costs are recorded gross. Revenue is recognized at the time the taxi ride or delivery is completed, which is when the Company assesses the performance obligation to be satisfied, and in the amount that reflects the consideration that the Company expects to receive in exchange for the service. For the contracts with customers where revenues exceed promotional discounts to users and minimum fare guarantees to drivers, the discounts and guarantees are netted against revenues. In case discounts to users and minimum fare guarantees exceed the related cumulative revenues, the excess is presented in sales, general and administrative expenses in the consolidated statement of operations.

The Company uses its ride-hailing platform to provide various services to individual users, Fleet Management Companies (“FMCs”, which are companies that manage and employ large numbers of drivers), individual drivers and corporate clients. Individual users access the platform for free and the Company has no performance obligation to individual users. As a result, only taxi FMCs, individual drivers and corporate clients are considered the Company’s customers.

Principal vs. Agent Considerations

The Company evaluates the presentation of revenue on a gross versus net basis based on whether it acts as a principal by controlling the service provided to the passenger or whether it acts as an agent by enabling individual drivers to interact directly with service users and provide the service to the user.

In its relationship with FMCs and individual drivers, the Company is not a principal. The Company enables drivers to obtain rides or deliveries and receive payment for the orders through the use of the Company’s technology applications. While the Company facilitates setting the price for the orders, the driver and the user have the discretion to accept the transaction price through the Company’s technology application. The Company is not responsible for fulfilling the transportation services being provided to the service user, nor does the Company have inventory risk related to these services. Accordingly, the Company acts as an agent in the transaction. The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not the gross amount collected from the service user.

The Company has exercised judgment in determining whether the Company is the principal or agent in transactions with corporate clients since the Company subcontracts FMCs or individual drivers to deliver the transportation service promised to corporate clients. The Company presents revenue on a gross basis based upon its conclusion that it controls the transportation service provided to corporate clients. In reaching this conclusion, the Company considered the following key facts and circumstances:

●	The Company controls the quality of transportation services promised to its corporate customers, such as prioritization of corporate rides, and setting quality and response requirements for FMCs and individual drivers in order for them to be eligible to offer corporate rides.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

●	The platform’s backend provides on-demand analytics and expense reporting capabilities to corporate clients, thus reducing their administrative costs. The Company considers this to be a significant part of the corporate client’s user experience.
●	The Company is contractually responsible for providing on-demand transportation services to corporate clients (in order to service corporate clients, the Company enters into an additional contract with FMCs pursuant to which the FMC is the service provider and the Company is the service recipient). In case of customer dissatisfaction, the Company, rather than FMCs or individual drivers, must provide a remedy.
●	The Company is required to compensate FMCs and individual drivers regardless of whether the corporate client accepts a ride or not; therefore, the Company has inventory risk.
●	The Company has full discretion in setting ride prices for corporate clients.

For food delivery services provided to individual users, the Company is not a principal and reports only commission fees as revenue. For food delivery services performed by the Company and not the restaurant itself, the Company recognizes revenue gross of the amounts payable to third-party delivery agents as the Company has the primary responsibility for the fulfilment of the delivery service. Third-party delivery costs are recorded as cost of goods sold. The promotional discounts reduce the Company’s revenue once the discount is applied by the user. The Company recognizes revenue when the food has been successfully delivered, which is when the performance obligation has been completed.

For its car-sharing business the Company uses the provisions of ASС 842 Leases to account for its car fleet rental revenues and other related products and services. The Company combines all lease and non-lease components of its car fleet rental contracts for which the timing and pattern of transfer corresponds to the lease service, except for revenue related to the Company’s customer loyalty program. The Company recognizes car fleet rentals revenues evenly over the period of rental as the control over the promised services is transferred to the customer and associated benefits are consumed. All of the Company’s leases, where the Company acts as a lessor, meet the criteria of ASC 842 Leases for classification as operating leases.

The Company recorded RUB 40,932 ($865.5) of promotional discounts to users and minimum fare guarantees in 2021 (RUB 21,960 in 2020 and RUB 19,095 in 2019), of which RUB 36,982 ($497.8) (RUB 21,220 in 2020 and RUB 17,202 in 2019) were netted against revenues and RUB 3,950 ($53.2) (RUB 740 in 2020 and RUB 1,893 in 2019) were presented in sales, general and administrative expenses.

Revenues from sales of goods

The Сompany’s revenues from sales of goods primarily consist of e-grocery revenues, revenues from goods sold through the Company’s marketplace platform and revenues from devices sold.

E-grocery revenues are generated from the sale and delivery of consumer products to individual customers. Products are ordered through mobile application and then delivered from the Company’s hyperlocal dark stores.

Marketplace platform revenues are generated from sale of goods on the Company’s multicategory e-commerce marketplace platform to individual customers.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Revenue from sale of goods is recognized when control of the goods is transferred to the customers, which generally occurs upon delivery. The promotional discounts reduce the Company’s revenue once the discount is applied by the user.

Revenues from media services

The Company's primary source of media revenues is from monthly membership fees. Members of the Company’s streaming services are billed in advance of the start of their monthly membership and revenues are recognized ratably over each membership period. When the timing of the Company’s revenue recognition is different from the timing of customer payments, the Company recognizes either a contract asset or deferred revenue in the consolidated balance sheets.

Other Revenue

The Company’s other revenue primarily consists of value added services from the Company’s Classifieds segment and revenues from goods sold on a commission basis through the Company’ marketplace platform.

The Company’s revenue from its value added services is recognized over the period when the respective services are provided to users.

The Company offers programs that enable sellers to sell their products and fulfil orders through its marketplace. The Company is not the seller in these transactions. The commissions and any related fulfilment and shipping fees the Company earns from these arrangements are recognized when the services are rendered, which generally occurs upon delivery of the related products to the customer.

Loyalty program

Under the Company’s loyalty program, the Company awards loyalty points to individual users who use the Company’s services. Loyalty points can be redeemed in the Company’ participating services and cannot be redeemed by users for cash. For loyalty points earned through the Company’s services, the Company calculates the amount of loyalty points that are expected to be redeemed and allocates the consideration received at the time of the initial transaction between the original performance obligation and the material right for additional services given to an individual user in the form of points based on their standalone selling prices. Consideration may represent the one received from an individual customer or a principal, in case the Company’s performance obligation is to enable a principal to provide the service to an individual customer.

Revenue is then recognized when loyalty points are redeemed and a service is provided. The estimated selling price of loyalty points is determined using historical data, including award redemption patterns by service and the type of users. The loyalty points have a redemption period of 3 years.

Cost of Revenues

Cost of revenues consists of traffic acquisition costs, cost of devices and other goods sold, car fleet leases, gasoline costs and outsourced services such as insurance, maintenance and other services, cost of corporate Ride-hailing and Logistics services, logistics, content acquisition costs, content assets amortization and other cost of revenues.

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company’s search engine and other services and technology platforms. Product

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

development expenses also include rent and utilities attributable to office space occupied by development staff. Product development expenses mainly relate to the relatively minor upgrades and enhancements and are expensed as incurred.

Software development costs, including costs to develop software products, are expensed before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the years ended December 31, 2019, 2020 and 2021.

Advertising and Promotional Expenses

The Company expenses advertising and promotional costs in the period in which they are incurred.

Social Security Contributions

The Company makes contributions to governmental pension, medical and social funds on behalf of its employees. These contributions are expensed as incurred. In Russia, the amount was calculated using a regressive rate (from 14.0% to 0.3% for accredited IT companies and from 30.2% to 0.2% for other companies in 2021, 2020 and 2019) based on the annual compensation of each employee. The rates for 2022 for other companies are to range from 31.3% to 0.2% and for accredited IT companies to range from 8.9% to 0.3%.

Share-Based Compensation

The Company grants share options, restricted share units (“RSUs”), performance share units (“PSUs”), “Synthetic Options” and business unit equity awards (together, “Share-Based Awards”) to its employees and consultants.

The Company estimates the fair value at the grant date of share options that are expected to vest using the Black-Scholes-Merton (“BSM”) pricing model and recognizes the fair value on a straight-line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying shares on the dates of grant. The fair value of PSUs, Synthetic Options and business unit equity awards is measured using the Monte-Carlo pricing model. This model incorporates assumptions such as stock price volatility, contractual terms, maturity, risk free rates and expected dividends. The expense per RSU, Synthetic Option and business unit equity award is recognized on a straight-line basis over the requisite service period. PSUs awards have a graded vesting provision and the expense recognition is accelerated.

The assumptions used in calculating the fair value of Share-Based Awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or the Company uses different assumptions, the Company’s share-based compensation expense could be materially different in the future. The Company accounts for forfeitures as they occur.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Income Taxes

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

The Company accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes tax benefit measured as the largest amount with a realization possibility exceeding 50 percent. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2019, 2020 and 2021 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 17,923 as of December 31, 2020 and RUB 16,193 ($217.9) as of December 31, 2021 consists solely of cumulative foreign currency translation adjustment.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Interests held by third parties in consolidated majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Company’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the consolidated balance sheets. The net income/(loss) attributable to noncontrolling interest reflects the share of the net income/(loss) of the Company’s consolidated subsidiaries, in which there are either noncontrolling interests or redeemable noncontrolling interests.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Fair Value of Financial Instruments

The carrying amounts of financial instruments carried on the balance sheets such as cash and cash equivalents, short-term deposits, loans granted to third parties, restricted cash, accounts receivable and funds receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of those instruments.

Fair value considerations related to the business combination entered into during the reporting period and other Company's financial instruments are disclosed in Note 4 and Note 6, respectively.

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

Term Deposits

Bank deposits are classified as cash and cash equivalents if the original maturities are three months or less. Bank deposits, which have original maturities of longer than three months, are classified as (i) current term deposits if they are repayable in less than twelve months; and (ii) non-current term deposits if they are repayable in more than one year.

Equity Method Investments

Investments in the stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted under the equity method. The Company records its share of the results of these companies within the income/(loss) from equity method investments line on the consolidated statements of operations or as an adjustment to equity to reflect the Company’s share in the changes of the investee's capital.

The Company reviews its equity method investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of operations and a new cost basis in the investment is established.

Allowance for Credit Losses

The Company maintains an allowance for credit losses for expected uncollectible trade accounts receivable, which is recorded as an offset to accounts receivable, and changes in such amounts are classified as general and administrative expenses in the consolidated statements of operations. The Company determined that the expected loss rates should be calculated using the historical loss rates adjusted for current market conditions and reasonable and

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

supportable forecasts of future economic conditions such as changes in unemployment rates to inform adjustments to historical loss data. The historical rates are calculated for each of the aging categories used for pooling trade receivables. To determine the collected portion of each bucket, the collection time of each trade receivable is identified. To determine the appropriate allowance for expected credit losses, the Company considers certain historical information, credit quality indicators, such as aging, collection history, and creditworthiness of debtors. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues.

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

Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	4.0 years
Infrastructure systems	3.0-10.0 years
Office furniture and equipment	1.0 - 3.0 years
Buildings	10.0-20.0 years
Land rights	50.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	2.0‑10.0 years

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

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its credit risk, term of the lease and total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term within the depreciation and amortization line of the consolidated statements of operations. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term.

The Company determines lease payments related to the use of the underlying leased assets at lease commencement and lease modification dates. Based on the terms of the individual lease agreement, such lease payments may represent fixed payments (including in-substance fixed payments) or variable lease payments. Variable lease payments mainly relate to car leases and represent mileage-based payments.

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

The Company did not recognize any goodwill impairment for the years ended December 31, 2020 and 2021. In 2019, the Company recognized goodwill impairment in the amount of RUB 762 related to the acquisition of Food Party LLC as a result of the annual goodwill impairment test. The impairment was in the full amount of goodwill recognized at the Food Party LLC acquisition date and allocated to the FoodTech segment.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1.0 to 16 years, with a weighted-average life of 7.7 years:

Estimated useful lives
Acquisition-related intangible assets:
Content and software	1.6-10.0 years
Customer relationships	2.0-15.9 years
Patents and licenses	3.3-5.0 years
Trade names and domain names	2.0-10.0 years
Supplier relationships	3.0-4,5 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

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

Content assets and channels programming expenses

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

The Company recognizes content assets (licensed and produced) as content assets, net on the consolidated balance sheets.

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

For the advertising model, the Company’s general policy is to amortize each content’s costs on a straight-line basis over its license period. For the subscription model, the Company’s general policy is to amortize each content asset based on the estimated number of future showings. For the transaction model, the Company’s general policy is to

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

amortize each content asset based on the estimated viewing patterns. The Company amortizes content assets (licensed and produced) in the cost of revenues line of the consolidated statements of operations. The Company reviews factors impacting the amortization of content assets on an ongoing basis.

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

The Company also incurs programming expenses related to the rights to distribute the third-party programmed channels, platforms and related content through the Company’s streaming platform to end consumers. Programming is generally acquired under multiyear distribution agreements, with fees typically fixed or based on the number of customers that receive the programming. Programming arrangements are accounted for as executory contracts with expenses generally recognized ratably thought the distribution period or based on the rates in the agreements within the cost of revenues line of the consolidated statements of operations.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). ASU 2019-12 removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In August 2020, the FASB issued ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted the standard effective January 1, 2022, using modified retrospective method. As a result of the adoption, the Company recorded a RUB 8,573 ($115.4) decrease in additional paid in capital from the derecognition of the equity component of the convertible debt, net of tax effects, a RUB 6,404 ($86.2) increase in the liability component from the derecognition of the discount associated with the equity component of the convertible debt, and a RUB 2,511 ($33.8) increase to the opening balance of retained earnings, representing the cumulative interest expense, net of tax effects, recognized related to the amortization of the conversion option. The Company also wrote off the deferred tax liabilities in the amount of RUB 342 ($4.6) related to the convertible debt. Adoption of the ASU is not expected to have a material effect on the diluted net income per share.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future financial statements.

2. NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the years ended December 31, 2019, 2020 and 2021 is computed on the basis of the weighted average number of ordinary shares using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares during the period and including vested restricted share units. Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2019, 2020 and 2021, was 4,305,674, 208,387 and 16,368,866 respectively. The effects of Share Based Awards were excluded from the diluted net income per ordinary share computation for the year ended December 31, 2021, because the effects were anti-dilutive.

The convertible notes due in 2025 provide for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the years ended December 31, 2020 and 2021, respectively.

The components of basic and diluted net income/(loss) per share were as follows:

	Year ended December 31,
	2019		2020		2021
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	11,231	1,461	22,096	2,617	(13,224)	(178.0)	(1,445)	(19.5)
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	1,461	—	2,617	—	(1,445)	(19.5)	—	—
Reallocation of net income/(loss) to Class B shares	—	(37)	-	(99)	—	—	—	—
Dilution in Classifieds	(10)	—	(57)	—	—	—	—	—
Net income/(loss), allocated for diluted	12,682	1,424	24,656	2,518	(14,669)	(197.5)	(1,445)	(19.5)
Weighted average ordinary shares used in per share computation — basic	289,468,245	37,659,069	304,679,612	36,084,962	326,683,201	326,683,201	35,703,468	35,703,468
Dilutive effect of:
Conversion of Class B to Class A shares	37,659,069	—	36,084,962	—	35,703,468	35,703,468	—	—
Share-Based Awards	8,300,823	—	12,618,267	—	—	—	—	—
Weighted average ordinary shares used in per share computation — diluted	335,428,137	37,659,069	353,382,841	36,084,962	362,386,669	362,386,669	35,703,468	35,703,468
Net income/(loss) per share attributable to ordinary shareholders:
Basic	38.80	38.80	72.52	72.52	(40.48)	(0.54)	(40.48)	(0.54)
Diluted	37.81	37.81	69.77	69.77	(40.48)	(0.54)	(40.48)	(0.54)

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

3. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2021

Transaction with Uber

On August 30, 2021, the Company entered into a Framework Agreement with Uber Technologies, Inc., and certain of its affiliates (“Uber”), to restructure their joint ventures, MLU B.V. (“MLU”) and Yandex Self Driving Group B.V. (“SDG”). Pursuant to this agreement, for total consideration of $1,000 in cash, the Company has acquired from Uber its entire equity interest in SDG and an additional 4.5% (4.6% based on the total number of outstanding shares) interest in MLU, both of which were completed in September 2021, as well as Uber’s entire indirect interest in Yandex Eats, Yandex Lavka and Yandex Delivery (the “Demerged Businesses”), each of which was demerged from MLU in December 2021. The transaction provides the Company and its employees a total of 71.0% (70.2% based on the total number of outstanding shares) ownership in the newly restructured MLU which will focus on mobility businesses, including ride-hailing and car-sharing services.

On September 7, 2021 (the “Initial Closing”), the Company paid $800 (RUB 58,363 at the exchange rate as of the Initial Closing) in cash. On December 21, 2021 (the “Demerger Closing”), the remaining $200 (RUB 14,859 at the exchange rate as of the Demerger Closing) of consideration was paid upon the completion of the demerger and subsequent transfer of Uber’s shares in the Demerged Businesses to the Company.

After the Initial Closing, no earnings are allocated to the noncontrolling interest relating to the Demerged Businesses, as these interests were considered to be mandatorily redeemable. In order to account for all of the equity ownership changes contemplated by the transaction, the Company reduced the amount of the non-controlling interest and additional paid-in capital by RUB 6,241 ($84.0) and RUB 67,205 ($904.6), respectively.

Under the terms of the Framework Agreement, the Company has also received an American call option to acquire Uber’s remaining 29.0% (29.8% based on the total number of outstanding shares) interest in the newly restructured MLU during the two-year period beginning on the Initial Closing. The call option has an initial exercise price of $1,811 (RUB 132,119 at the exchange rate as of the Initial Closing) which increases to approximately $2,005 (RUB 146,272 at the exchange rate as of the Initial Closing) if exercised in September 2023. The call option is determined to be embedded in the non-controlling interest in the newly restructured MLU and did not fall under the guidance of ASC 480 nor meet the definition of a derivative under ASC 815. Therefore, the call option does not impact the accounting of the remaining noncontrolling interest in the newly restructured MLU. As of December 31, 2021, the call option was not exercised by the Company.

Acquisition of Axelcroft Group

On February 2, 2021, MLU entered into a share purchase agreement (“SPA”) with Fasten CY Limited (together referred to as “parties”) and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of Vezet Group. The transaction was intended to allow the Company to strengthen its position and enhance customer care across Russian regions. The Company seeks to achieve synergies and cost reductions resulting from increased operating efficiency due to an improved balance of supply and demand in Russian regions. The Company applied the acquisition method to account for the transaction according to U.S. GAAP requirements.

The acquisition-date fair value of the consideration payable amounted to RUB 12,916 ($173.9), including RUB 7,300 ($98.3) paid in cash at the acquisition date in U.S. dollars ($96.7 at the exchange rate as of acquisition date) and a holdback amount and contingent consideration of up to RUB 5,616 ($75.6) subject to successful achievement of certain integration milestones and other purchase price adjustments.

The contingent consideration consists of up to $61.3 (undiscounted) (RUB 4,625 (undiscounted) at the exchange rate as of acquisition date) payable to Fasten CY Limited, conditional on the Axelcroft Group meeting defined integration performance targets. The fair value of contingent consideration at the acquisition date was estimated at $60.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

(RUB 4,557 at the exchange rate as of the acquisition date). The Company estimated the fair value of the integration consideration based on probability adjusted present value of consideration expected to be transferred using significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820. Key assumptions used in these estimates include discount rates and probability assessments with respect to the likelihood of achieving the performance targets given the integration mechanism and the tools available under SPA to the parties to achieve integration milestones.

In July 2021, the parties completed the assessment of the achieved integration performance targets and determined the integration milestone payments due in connection with the acquisition of Axelcroft Group. The total amount paid was RUB 5,791 ($77.9) ($78.7 at the exchange rate as of payment date), consisting of RUB 4,509 ($60.7) ($61.3 at the exchange rate as of payment date) of integration consideration and RUB 1,282 ($17.3) of holdback amount.

Set out below is the condensed balance sheet of Axelcroft Group as of February 2, 2021, reflecting the allocation of the purchase price to net assets acquired.

February 2, 2021
RUB
ASSETS:
Cash and cash equivalents	72
Intangible assets	1,774
Goodwill	12,250
Other current and non-current assets	1,474
Total assets	15,570
LIABILITIES:
Deferred income tax liabilities	323
Other current and non-current liabilities	2,331
Total liabilities	2,654
Total net assets acquired	12,916
Total purchase consideration	12,916

Of the RUB 1,774 ($23.9) allocated to intangible assets, RUB 1,024 ($13.8) and RUB 292 ($3.9) relates to the acquired customer relationships and trademarks of Vezet Group, included in the customer relationships and trade names and domain names categories, respectively, which will be amortized over a period of 10 years; and RUB 258 ($3.5) represents driver relationships, included in the customer relationships category, that will be amortized over a period of 2 years. RUB 200 ($2.7) was assigned to IT software and technology, included in the content and software category, which is mainly represented by driver and client mobile applications that were discontinued at the end of the technical integration period, April 2, 2021, and therefore fully amortized as of March 31, 2021. The Company used the income approach for the estimation of the fair value of customer relationships and trademarks, and the cost approach for IT software and technology and driver relationships. The most significant quantitative inputs used for the valuation of client relationships and trademarks were future revenue growth rates, projected adjusted profitability margins and user retention rates. The most significant quantitative input used for the valuation of IT software technology was time in man-hours required to reconstruct the software applications. The most significant quantitative input used for the valuation of driver relationships was driver acquisition costs. These inputs are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820.

Goodwill recognized in the amount of RUB 12,250 ($164.9) is attributable primarily to the expected synergies described above and was assigned to the Ride-hailing reportable segment. Goodwill is not deductible for income tax purposes.

The Company recognized separately from the acquisition RUB 408 ($5.5) of acquisition related costs that were expensed in the current period. These costs were recorded in sales, general and administrative expenses in the consolidated statements of operations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The revenue and earnings of Axelcroft Group for the period prior to acquisition would not have had a material impact on the Company’s revenue and earnings for the year ended December 31, 2021 and 2020. Accordingly, no pro forma financial information is presented. The Company has determined that the presentation of revenue and earnings of Axelcroft Group from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

Acquisition of Acropol Bank

On July 16, 2021, the Company completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC (“Acropol Bank” or “Acropol”). As a result of the acquisition, the Company acquired all of Acropol’s licenses, including a universal banking license. Cash consideration transferred totaled RUB 986 ($13.3). The acquisition was accounted for as a business combination.

Set out below is the condensed balance sheet of the Acropol Bank as of July 16, 2021, reflecting the allocation of the purchase price to net assets acquired.

July 16, 2021
RUB
ASSETS:
Cash and cash equivalents	597
Investments in debt securities, current	556
Goodwill	105
Other current and non-current assets	44
Total assets	1,302
LIABILITIES:
Other current and non-current liabilities	316
Total liabilities	316
Total net assets acquired	986
Total purchase consideration	986

The results of operations of Acropol for the period prior to the acquisition would not have had a material impact on the Company’s results of operations for the year ended December 31, 2021 and 2020. Accordingly, no pro forma financial information is presented.

Other

During the year ended December 31, 2021, the Company completed other acquisitions for a total consideration of approximately RUB 1,575 ($21.2). In aggregate, RUB 6 ($0.1) cash was acquired, RUB 623 ($8.4) was attributed to intangible assets, RUB 1,071 ($14.4) was attributed to goodwill, and RUB 124 ($1.7) was attributed to deferred tax liabilities. Goodwill is mainly attributable to the Classifieds reportable segment and primarily arises due to specific synergies that result from the integration with the existing operations of other businesses or technologies of the Company

Acquisitions in 2020

Yandex Market

On June 23, 2020, the Company and its partner entered into a binding agreement to reorganize their joint ventures, Yandex Market and Yandex.Money. On July 23, 2020, the Company completed the acquisition of the remaining interest in Yandex Market (approximately 50%) for RUB 42,000 and sold to its partner a 25% plus RUB 1 interest in Yandex.Money for approximately RUB 2,420. Net cash consideration of RUB 39,580 was paid by the Company to its partner. The acquisition was accounted for as a step-acquisition under business combination rules. Accordingly, the Company remeasured its previously held equity interest in Yandex Market to fair value, in the amount of RUB 41,838, and recorded a gain of RUB 19,230. Fair value has been determined using a combination of the income and market

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

approach. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement as defined by ASC 820. The most significant quantitative inputs used to measure the fair value based on the discounted cash flow methodology were the future revenue growth rates, projected adjusted earnings margins, terminal growth rate and discount rates. The inputs are based on the Company’s past experience and best estimates of future cash flows.

Set out below is the condensed balance sheet of Yandex Market as of July 23, 2020, reflecting the allocation of the purchase price to net assets acquired:

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

Of the RUB 12,655 assigned to intangible assets, RUB 5,844 and RUB 1,747 relates to the acquired price comparison and marketplace platforms, respectively, included in content and software category with useful life of 6.0 years and RUB 4,480 represents seller relationships included in customer relationships category with useful life amortized over a period of 11.2 years. The Company used cost approach to determine the fair values of the price comparison and marketplace platforms and the income valuation approach to determine the fair value of the seller relationships. The most significant quantitative input used to determine the fair value of the price comparison platform was time in man-hours required to reconstruct the platform. The most significant quantitative inputs used to determine the fair value of the seller relationships were the future revenue growth rates, projected adjusted earnings margins and churn rate. The inputs are based on the Company’s past experience and best estimates of future cash flows.

The RUB 51,836 of goodwill was assigned to the Market reportable segment. The Company expects to achieve significant synergies with various Yandex services from deeper integration of Yandex Market within the Yandex ecosystem. Goodwill is not deductible for income tax purposes.

The results of operations of Yandex Market contributed after acquisition for the period since July 24, 2020 to

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

December 31, 2020 include revenue in the amount of RUB 13,867 and net loss in the amount of RUB 5,558.

The following unaudited pro forma information presents the combined results of operations of the Company and Yandex Market for the years ended December 31, 2019 and 2020 as if the acquisition of Yandex Market completed as of January 1, 2019:

	2019	2020
	RUB	RUB
Revenues	192,189	231,869
Net income	6,220	21,374

These amounts have been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex Market to reflect amortization associated with intangibles acquired and related income tax results. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred as of January 1, 2019, nor are they indicative of future results of operations.

Yandex Self-Driving and Yandex Drive Car-Sharing Businesses Restructuring

In September 2020, the Company and Uber completed the spin-off of the self-driving vehicles business (“Self-Driving Group”), from MLU to the Company. Simultaneously with the spin-off transaction, the Company invested a further $100.0 (RUB 7,607 as of the date of the transaction) in the form of equity and $50.0 (RUB 3,804 as of the date of the transaction) in the form of a convertible loan into Self-Driving Group. The Company also purchased a portion of Uber’s stake in Self-Driving Group. The Company also contributed the Yandex Drive car-sharing business to MLU. Financial results of the restructuring were recorded directly in the Company’s equity.

Immediately after the restructuring, SDG was owned by the Company and Uber with respective ownership of 72.8% and 18.6%, while the remaining shares were reserved for SDG management and employees. MLU B.V., including the Yandex Drive car-sharing business, was owned by Yandex and Uber with their respective ownership of 61.7% and 33.5%, while the remaining shares are reserved for management and employees of the MLU business. See the description above of the further restructuring of the ownership of SDG and MLU.

Other

During the year ended December 31, 2020, the Company completed other acquisitions for total consideration of approximately RUB 529, including cash consideration of RUB 450 and fair value of consideration of RUB 79. In aggregate, RUB 26 was cash acquired, RUB 253 was attributed to intangible assets, RUB 234 was attributed to goodwill, RUB 28 was attributed to other net current assets assumed and RUB 12 was attributed to deferred tax liabilities. Goodwill is mainly attributable to the Search and Portal reportable segment and primarily arises due to specific synergies that result from the integration with the existing operations of other businesses or technologies of the Company.

The result of operations for the periods prior to the other acquisitions would not have been materially impacted by these acquisitions. Accordingly, no pro forma financial information is presented.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The results of operations of TheQuestion for the period prior to the acquisition would not have had a material impact on the Company’s results of operations. Accordingly, no pro forma financial information is presented.

4. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and 2021 consisted of the following:

	2020	2021	2021
	RUB	RUB	$
Cash	60,006	34,012	457.8
Cash equivalents:
Bank deposits	72,369	45,214	608.6
Other cash equivalents	23	49	0.7
Total cash and cash equivalents	132,398	79,275	1,067.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the year ended December 31, 2021. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

Accounts Receivable, Net

Accounts receivable as of December 31, 2020 and 2021 consisted of the following:

	2020	2021	2021
	RUB	RUB	$
Trade accounts receivable	27,238	46,284	623.0
Allowance for credit losses	(1,798)	(2,716)	(36.6)
Total accounts receivable, net	25,440	43,568	586.4

Movements in the allowance for expected current credit losses on trade receivables for the years ended December 31, 2020 and 2021 were as follows:

	2020	2021	2021
	RUB	RUB	$
Balance at the beginning of the period	815	1,798	24.2
Adoption of ASU No. 2016-13	214	—	—
Current period provision for expected credit losses	865	1,235	16.6
Write-off	(179)	(306)	(4.1)
Foreign exchange difference	83	(11)	(0.1)
Balance at the end of the period	1,798	2,716	36.6

The Company’s past due receivables exceeding one year were in the amount of RUB 1,665 ($22.4) as of December 31, 2021.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other Current Assets

Other current assets as of December 31, 2020 and 2021 consisted of the following:

	2020	2021	2021
	RUB	RUB	$
Prepaid income tax	1,484	2,272	30.6
Loans to employees	1,238	1,674	22.5
Other receivables	819	859	11.6
Contract assets	—	659	8.9
Loans granted to third parties	528	509	6.9
Interest receivable	426	308	4.1
Sales financing receivables	—	266	3.6
Prepaid other taxes	148	202	2.7
Loans granted to related parties (Note 18)	6	39	0.5
Restricted cash	29	1	—
Current content assets	499	—	—
Other	200	499	6.7
Total other current assets	5,377	7,288	98.1

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the twelve months ended December 31, 2020 and 2021.

Other Non-current Assets

Other non-current assets as of December 31, 2020 and 2021 consisted of the following:

	2020	2021	2021
	RUB	RUB	$
Loans to employees	3,855	5,241	70.5
VAT reclaimable	718	884	11.9
Contract assets	234	874	11.8
Other receivables	—	427	5.7
Loans granted to related parties (Note 18)	32	290	3.9
Restricted cash	19	123	1.7
Loans granted to third parties	18	4	0.1
Other non-current assets	17	—	—
Total other non-current assets	4,893	7,843	105.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The loans granted to third parties, current and non-current as of December 31, 2021 represent RUB denominated loans bearing interest of 3%-15% which are expected to be fully repaid in 2022–2025, along with accrued interest.

Investments in marketable equity securities

As of December 31, 2021 investments in current marketable equity securities in the amount of RUB 4,049 consisted of investments made for treasury purposes. The Company measured those investments at fair value with the changes recognized in earnings within the Other income/(loss), net line in the consolidated statements of operations.

Equity method investments

The Company's equity method investments as of December 31, 2020 and December 31, 2021 consisted of the following:

	2020	2021	2021
	RUB	RUB	$
ClickHouse Inc	—	6,521	87.8
venture capital fund	—	2,347	31.6
other technology companies	—	557	7.5
Total equity method investments	—	9,425	126.9

As of December 31, 2021 the Company's equity method investments consisted principally of an investment in ClickHouse Inc in the amount of RUB 6,521 ($87.8), including cash investments in the amount of $39.9 (RUB 2,820 at the exchange rate as of payment dates) and gain on the Company’ share dilution of $49.3 (RUB 3,459 at the exchange rate as of transaction date) recognized in income/(loss) from equity method investments in the consolidated statements of operations.

Gains/(losses) on equity securities accounted for under the equity method are summarized below:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
ClickHouse Inc	—	—	3,354	45.1
Venture capital fund	—	—	3,014	40.6
Yandex Market B.V.	(4,330)	(2,470)	—	—
Yandex.Money	455	316	—	—
Other	(11)	(21)	(1)	—
Net (losses)/gains recognized during the period on equity method investments	(3,886)	(2,175)	6,367	85.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Accounts payable, accrued and other liabilities

Accounts payable and accrued liabilities as of December 31, 2020 and 2021 comprised the following:

	2020	2021	2021
	RUB	RUB	$
Trade accounts payable and accrued liabilities	27,321	57,874	779.0
Operating lease liabilities, current (Note 8)	8,620	10,525	141.7
Salary and other compensation expenses payable/accrued to employees	4,046	6,022	81.0
Content liabilities	3,326	5,410	72.8
Liabilities under the reverse factoring program	—	3,110	41.9
Finance lease liability, current (Note 8)	321	1,467	19.7
Bank deposits and liabilities	—	87	1.2
Accounts payable, accrued and other liabilities	43,634	84,495	1,137.3

Interest income

The following table presents the components of interest income for the periods presented:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Bank deposits	2,755	3,279	3,720	50.1
Other	560	590	895	12.0
Total interest income	3,315	3,869	4,615	62.1

Other Income/(Loss), Net

The following table presents the components of other income/(loss), net for the periods presented:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Foreign exchange gains/(losses)	(1,288)	2,752	235	3.2
Contribution to a not-for-profit organization	—	—	(1,500)	(20.2)
Income from investments in venture capital fund	—	89	667	9.0
Loss on divestment of Yandex.Money	—	(926)	—	—
Other	94	406	(619)	(8.3)
Total other income/(loss), net	(1,194)	2,321	(1,217)	(16.3)

Income and non-income taxes payable

The Income and non-income taxes payable line of consolidated balance sheets includes income taxes payable in the amount of RUB 454 and RUB 1,201 ($16.2) as of December 31, 2020 and 2021, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Reclassifications Out of Accumulated Other Comprehensive Income

Reclassifications of losses out of accumulated other comprehensive income for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Location	2019	2020	2021	2021
		RUB	RUB	RUB	$
Foreign Currency Translation Adjustment, net of tax of nil	Other income/(loss), net	—	893	—	—

For the year ended December 31, 2020, the reclassifications resulted from the sale of a 25% plus one ruble interest in the charter capital of Yandex.Money.

5. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements.

The Company uses derivative financial instruments to protect the Company from the risk that the future U.S. dollar-denominated cash flows related to the purchases of its servers and network equipment will be adversely affected by changes in the exchange rates.

The Company recognizes such derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the consolidated balance sheets through accumulated other comprehensive income.

The Company entered into derivative arrangements for the total amount of nil and RUB 6,255 ($84.2) for the years ended December 31, 2020 and 2021, respectively. No derivatives were recognized as of December 31, 2020 and 2021.

The effect of derivative instruments not designated as hedging instruments on income for the years ended December 31, 2019, 2020 and 2021 amounted to losses of RUB 98, RUB 1,590 and nil, respectively and presented within the other income/(loss), net line in the Company's consolidated statements of operations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

6. FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2020 and 2021, including those measured at fair value on a recurring basis, consisted of the following:

	As of December 31, 2020				As of December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans to employees and related parties	—	5,131	—	5,131	—	7,693	—	7,693	103.6
Marketable securities	—	—	—	—	4,049	—	—	4,049	54.5
Investments in debt securities	—	—	—	—	452	—	—	452	6.1
	—	5,131	—	5,131	4,501	7,693	—	12,194	164.2
Liabilities:
Convertible debt (Note 13)	—	119,739	—	119,739	—	106,484	—	106,484	1,433.3
Derivative contracts (Note 5)	—	—	—	—	—	—	—	—	—
Redeemable noncontrolling interests (Note 15)	—	—	3,167	3,167	—	—	869	869	11.7
	—	119,739	3,167	122,906	—	106,484	869	107,353	1,445.0

The Company measures the fair value of convertible debt and loans to employees for disclosure purposes. The carrying amount and fair value of convertible debt as of December 31, 2020 and 2021 were as follows:

	December 31, 2020		December 31, 2021
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans to employees and related parties	5,131	5,131	7,244	97.5	7,693	103.6
	5,131	5,131	7,244	97.5	7,693	103.6
Liabilities:
Convertible debt (Note 13)	83,277	119,739	85,835	1,155.4	106,484	1,433.3
	83,277	119,739	85,835	1,155.4	106,484	1,433.3

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the years ended December 31, 2019, 2020 and 2021.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2020 and 2021 consisted of the following:

	2020	2021	2021
	RUB	RUB	$
Servers and network equipment	74,478	90,566	1,219.0
Land and buildings	18,587	18,893	254.3
Infrastructure systems	14,343	16,633	223.9
Office furniture and equipment	5,847	9,180	123.6
Leasehold improvements	3,087	3,284	44.2
Finance lease right-of-use assets	3,858	18,058	243.1
Other equipment	3,152	7,387	99.4
Assets not yet in use	5,817	18,518	249.3
Total	129,169	182,519	2,456.8
Less: accumulated depreciation	(67,397)	(84,194)	(1,133.3)
Total property and equipment, net	61,772	98,325	1,323.5

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 85 and RUB 325 ($4.4) as of December 31, 2020 and 2021, respectively.

Depreciation expenses related to property and equipment for the years ended December 31, 2019, 2020 and 2021 amounted to RUB 12,164, RUB 13,862 and RUB 18,162 ($244.4), respectively.

8. LEASES

The Company has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 8 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call centers, sorting centers and cars. The Company’s leases have remaining lease terms of 1 to 20 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the consolidated statements of cash flows, and the following costs:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Total variable lease cost	—	2,039	2,067	27.8
Finance lease cost:
Amortization of right-of-use assets	174	348	977	13.2
Interest on lease liabilities	75	134	683	9.1
Total finance lease cost	249	482	1,660	22.3

Variable lease payments mainly related to car leases for carsharing business and represent mileage-based

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

payments.

Supplemental balance sheet information related to leases was as follows:

	2020	2021	2021
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	20,800	36,245	487.9
Operating lease liabilities – current (Note 4)	8,620	10,525	141.7
Operating lease liabilities – non-current	12,830	24,642	331.7
Total operating lease liabilities	21,450	35,167	473.4

Finance lease liabilities – current (Note 4)	321	1,467	19.7
Finance lease liabilities – non-current	3,387	15,350	206.6
Total finance lease liabilities	3,708	16,817	226.3

Maturities of lease liabilities as of December 31, 2021 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ended December 31,
2022	12,656	170.4	2,577	34.7
2023	11,247	151.4	2,774	37.3
2024	7,107	95.7	2,602	35.0
2025	3,362	45.3	4,667	62.8
2026	2,429	32.7	1,397	18.8
Thereafter	3,158	42.4	11,235	151.3
Total lease payments	39,959	537.9	25,252	339.9

Less imputed interest	(4,792)	(64.5)	(8,435)	(113.5)
Total	35,167	473.4	16,817	226.4

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Operating leases	4.2	4.0	6.2%	6.2%
Finance leases	8.0	9.1	6.4%	7.3%

The Company recognized sublease income of RUB 7,544, RUB 8,525 and RUB 11,873 ($159.8) for the years ended December 31, 2019, 2020 and 2021, respectively, presented within the revenues line in the consolidated statements of operations.

As of December 31, 2021, the Company had additional operating leases that have not yet commenced of RUB 2,256 ($30.4). These operating leases will commence in the fiscal year 2022 with lease terms of 3 to 10 years.

As of December 31, 2021, the Company had additional finance leases that have not yet commenced of RUB 21,477 ($289.1). These finance leases will commence in the fiscal year 2022 with lease terms of 3 to 20 years.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

9. GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill were as follows:

	Search and Portal	Ride-hailing	FoodTech	Yandex Market	Media Services	Yandex Drive	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2020
Gross amount of goodwill	2,527	42,262	1,401	—	2,140	19	5,194	—	53,543	—
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	—
	2,527	42,262	639	—	1,564	19	5,194	—	52,205	—
Acquisitions (Note 3)	192	42	—	51,836	—	—	—	—	52,070	—
Impairment	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2020
Gross amount of goodwill	2,719	42,304	1,401	51,836	2,140	19	5,194	—	105,613	1,421.6
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	(18.0)
	2,719	42,304	639	51,836	1,564	19	5,194	—	104,275	1,403.6
Acquisitions (Note 3)	—	12,250	—	—	—	—	1,188	151	13,589	182.9
Impairment	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2021
Gross amount of goodwill	2,719	54,554	1,401	51,836	2,140	19	6,382	151	119,202	1,604.5
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	(18.0)
	2,719	54,554	639	51,836	1,564	19	6,382	151	117,864	1,586.5

Intangible assets, net of amortization, as of December 31, 2020 and 2021 consisted of the following intangible assets:

	2020			2021
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Customer relationships	10,651	(1,793)	8,858	11,977	(2,703)	9,274	124.8
Content and software	8,905	(1,445)	7,460	8,574	(2,370)	6,204	83.5
Trade names and domain names	3,575	(1,796)	1,779	3,766	(2,202)	1,564	21.1
Supplier relationships	120	(18)	102	187	(41)	146	2.0
Workforce	276	(276)	—	—	—	—	—
Patents and licenses	52	(52)	—	—	—	—	—
Non-compete agreements	41	(41)	—	—	—	—	—
Total acquisition-related intangible assets:	23,620	(5,421)	18,199	24,504	(7,316)	17,188	231.4
Other intangible assets:
Technologies and licenses	7,709	(4,840)	2,869	9,338	(5,030)	4,308	58.0
Assets not yet in use	774	—	774	863	—	863	11.6
Total other intangible assets:	8,483	(4,840)	3,643	10,201	(5,030)	5,171	69.6
Total intangible assets	32,103	(10,261)	21,842	34,705	(12,346)	22,359	301.0

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2019, 2020 and 2021 were RUB 1,179, RUB 1,924 and RUB 3,338 ($45.0) respectively.

Amortization expenses of other intangible assets for the years ended December 31, 2019, 2020 and 2021 were RUB 1,434, RUB 1,901 and RUB 2,611 ($35.1), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Estimated amortization expense over the next five years and thereafter for intangible assets as of December 31, 2021 is as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2022	3,108	1,967	5,075	68.4
2023	2,739	1,206	3,945	53.1
2024	2,646	707	3,353	45.1
2025	2,234	326	2,560	34.5
2026	1,630	94	1,724	23.2
Thereafter	4,831	8	4,839	65.1
Total	17,188	4,308	21,496	289.4

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC was subject to Russian federal and local income tax at a combined nominal rate of 20% for the years ended December 31, 2019, 2020 and 2021. Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% in the years ended December 31, 2019, 2020 and 2021.

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 15% dividend withholding tax, computed in accordance with the laws of the Russian Federation. The rate has increased starting in 2022 from 5% to 15% due to the denunciation of the Double Tax Treaty between Russia and Netherlands in June 2021 by the Russian Government. Due to the so-called participation exemption, dividends distributed by the Company’s Russian subsidiaries to Yandex N.V. are exempt from income tax in the Netherlands.

Income tax provision for the years ended December 31, 2019, 2020 and 2021 consisted of the following:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Current tax expense —Russia	9,052	12,421	11,987	161.3
Current tax expense —Netherlands	563	38	218	3.0
Current tax expense—other	196	68	388	5.2
Total current tax expense	9,811	12,527	12,593	169.5
Deferred tax (benefit)/expense - Russia	1,351	1,219	(5,436)	(73.2)
Deferred tax (benefit)/expense - Netherlands	418	(738)	87	1.2
Deferred tax expense-other	76	185	186	2.5
Total deferred tax (benefit)/expense	1,845	666	(5,163)	(69.5)
Total income tax expense	11,656	13,193	7,430	100.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of income before income tax expense for the years ended December 31, 2019, 2020 and 2021 were as follows:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Income before income tax expense —Russia	38,626	40,332	14,520	195.4
Loss before income tax expense —Netherlands	(17,050)	(4,009)	(28,707)	(386.4)
Income before income tax expense —other	1,145	220	6,964	93.8
Total income/(loss) before income tax expense	22,721	36,543	(7,223)	(97.2)

The amount of income/(loss) before income tax expense in the Netherlands in the year ended December 31, 2020 included gains from consolidation of Yandex Market in the amount RUB 19,230, which were non-taxable.

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense was as follows for the years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Expected expense/(income) at Dutch statutory income tax rate of 25%	5,680	9,136	(1,806)	(24.3)
Effect of:
Tax on inter-company dividends	764	936	(617)	(8.3)
Non-deductible share-based compensation	2,464	3,932	5,207	70.1
Other expenses not deductible for tax purposes	1,911	1,977	2,015	27.1
Accrual of unrecognized tax benefit	319	121	949	12.8
Reversal of prior year unrecognized tax benefit accrual following tax audits	(417)	—	—	—
Equity method loss of Yandex Market	1,088	618	—	—
Effect of consolidation of Yandex Market	—	(4,807)	—	—
Effect of the revaluation of investment in Clickhouse	—	—	(871)	(11.7)
Effect of the contribution to a not-for-profit organization	—	—	374	5.0
Effect of the disposal of intercompany investments	—	—	(1,462)	(19.7)
Difference in foreign tax rates	(2,381)	(2,244)	(1,754)	(23.6)
Change in valuation allowance	2,316	3,428	5,145	69.3
Other	(88)	96	250	3.3
Income tax expense	11,656	13,193	7,430	100.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Movements in the valuation allowance were as follows:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Balance at the beginning of the period	(1,717)	(3,828)	(7,763)	(104.5)
Charged to expenses	(2,316)	(3,428)	(5,145)	(69.3)
Foreign currency translation adjustment	205	(272)	(19)	(0.3)
Acquisition-related change	—	(1,094)	—	—
Other	—	859	445	6.1
Balance at the end of the period	(3,828)	(7,763)	(12,482)	(168.0)

As of December 31, 2020 and 2021, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 157 and RUB 367 ($4.9), respectively, as a component of other accrued liabilities, non-current. As of December 31, 2020 and 2021, RUB 427 and RUB 1,345 ($18.1), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The interest and penalties recorded as part of income tax expense in the years ended December 31, 2019, 2020 and 2021 resulted in expenses of RUB 106, RUB 24 and RUB 209 ($2.8), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits was as follows:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Balance at the beginning of the period	239	439	427	5.7
Increases related to prior years tax positions	155	53	633	8.5
Decreases related to prior years tax positions	(11)	(61)	(141)	(1.9)
Increases related to current year tax positions	56	105	426	5.7
Settlements	—	(109)	—	—
Balance at the end of the period	439	427	1,345	18.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities and carryforwards gave rise to the following deferred tax assets and liabilities as of December 31, 2020 and 2021:

	2020	2021	2021
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	4,131	5,628	75.8
Net operating loss carryforward	10,214	17,740	238.8
Intangible assets	946	1,658	22.3
Property and equipment	468	454	6.1
Content assets	59	—	—
Operating lease liabilities	3,407	6,956	93.6
Finance lease liabilities	180	3,364	45.3
Other	159	955	12.8
Total deferred tax asset	19,564	36,755	494.7
Valuation allowance	(7,763)	(12,482)	(168.0)
Total deferred tax asset, net of valuation allowance	11,801	24,273	326.7
Deferred tax liability
Convertible debt discount	(2,081)	(2,299)	(30.9)
Property and equipment	(2,570)	(2,829)	(38.1)
Intangible assets	(3,717)	(3,542)	(47.7)
Content assets	(652)	(1,213)	(16.3)
Unremitted earnings	(1,875)	(1,224)	(16.5)
Deferred expenses	(165)	(114)	(1.5)
Allowance for doubtful accounts	(3)	(25)	(0.3)
Operating lease assets	(2,319)	(6,532)	(87.9)
Finance lease assets	(119)	(3,289)	(44.3)
Other	(366)	(570)	(7.7)
Total deferred tax liability	(13,867)	(21,637)	(291.2)
Net deferred tax (liability)/asset	(2,066)	2,636	35.5
Net deferred tax assets	1,639	5,625	75.7
Net deferred tax liabilities	(3,705)	(2,989)	(40.2)

As of December 31, 2021, Yandex N.V. had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 8,844 ($119.0). Starting from January 1, 2022 NOLs for Dutch income tax purposes can be carried forward indefinitely. However, losses can only be fully deducted (on an annual basis) up to an amount of EUR 1 million plus 50% of the taxable profit that exceeds EUR 1 million. There are no transitional rules for already available tax losses as per December 31, 2021, which implies that all (expected) cumulated tax losses available as per December 31, 2021 can be used indefinitely.

As of December 31, 2021, the Company had NOLs for Russian income tax purposes of RUB 54,920 ($739.2) which have an indefinite term of carryforward. Russian income tax law also specifies that the tax base for 2021 may be reduced by 50% maximum of tax losses carried forward.

As of December 31, 2021, the Dutch entities of the Company (other than Yandex N.V. described above) also had NOLs for Dutch income tax purposes of RUB 12,302 ($165.6).

NOLs for other jurisdictions income tax purposes amounted to RUB 8,659 ($116.5) and RUB 4,303 as of December 31, 2021 and 2020 respectively were mainly related to Israel and Switzerland.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

During 2021 the Company has made an adjustments to the policy of dividend distribution by the Company’s principal Russian operating subsidiary reflecting the plans to reinvest higher share of profits in Russia. Tax gain in the amount of RUB 1,965 ($26.4) was recognized as a result of these changes.

The Company accrued for 5% dividend withholding tax on the portion of the current year profit of the Company’s principal Russian operating subsidiary before 2021, when the Company changed the policy of dividend distribution by the Company’s principal Russian operating subsidiary reflecting the plans to retain earnings at the level of that principal subsidiary for investment in Russia. Therefore the Company has not provided for dividend withholding taxes on the unremitted earnings of its principal Russian operating subsidiary as at December 31, 2021.

As of December 31, 2021, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 133,645 ($1,798.9). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUB 20,047 ($269.8).

The tax years 2019-2021 remain open for examination by the Russian tax authorities with respect to all Russian subsidiaries. The tax authorities did not appoint tax audit for the year 2018 in 2021. The year 2018 is now closed for the tax audit due to statute of limitation expiration.

The tax years 2017-2021 remain open for examination by the Dutch tax authorities with respect to Yandex N.V.

11. CONTENT ASSETS

Content assets as of December 31, 2020 and 2021 consisted of the following:

	2020	2021	2020
	RUB	RUB	$
Licensed content, net
Released licensed content, net	5,882	7,840	105.5
Advances for licensed content	—	1,536	20.6
Produced content, net
Released, less amortization	844	1,927	25.9
Completed and not released	116	—	—
In production and in development	1,121	2,464	33.3
Total	7,963	13,767	185.3
Less current content assets, net	499	—	—
Content assets, net	7,464	13,767	185.3

The following table represents the amortization of content assets:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Licensed content	1,045	2,625	5,904	79.5
Produced content	122	388	482	6.5
Total amortization of content assets	1,167	3,013	6,386	86.0

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2021, the estimated amortization expense of unamortized cost of content assets over the next three years is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
2022	4,264	562	4,826	65.0
2023	1,891	581	2,472	33.3
2024	775	542	1,317	17.7
Total	6,930	1,685	8,615	116.0

12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company has entered into purchase commitments for streaming content with future payments (net of VAT) amounting to RUB 3,991 ($53.7) in 2022, RUB 2,057 ($27.7) in 2023, RUB 409 ($5.5) in 2024 and RUB 130 ($1.8) in 2025. The Company has also entered into purchase commitments for other goods and services with future payments, excluding value added tax, amounting to RUB 16,823 ($226.4) in 2022, RUB 19,944 ($268.5) in 2023, RUB 8,923 ($120.1) in 2024, RUB 305 ($4.1) in 2025, RUB 111 ($1.5) in 2026 and RUB 168 ($2.3) in 2027 and thereafter.

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

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. Losses that are reasonably possible and can be estimated are disclosed. Significant judgment is required to determine both likelihood of there being and the estimated amount of a loss related to such matters. As of December 31, 2020 and 2021, the Company recorded corresponding liabilities of RUB 39 and RUB 16 ($0.2) respectively, in the Accounts payable, accrued and other liabilities line on the consolidated balance sheets for all of its legal matters that were probable and reasonably estimable.

As of December 31, 2021, the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 3,571 ($48.1) and include, among others, employment-related claims, data and privacy matters, claims for compensation in connection with car accidents in the Ride-hailing segment, claims for termination of contracts, copyright infringement claims and other matters. The Company has not recognized a liability in respect of those claims because the management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

Current Geopolitical Environment

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Company’s operations are primarily located in the Russian Federation. The current geopolitical situation creates critical risks for the Company and its operations both in Russia and internationally.

The current geopolitical crisis and international actions in response have materially and adversely impacted the macroeconomic environment in Russia, resulting in significant currency rate volatility, the imposition of currency controls, materially increased interest rates and inflation, and a contraction in consumer spending, as well as the withdrawal of a number of Western businesses from the Russian market or reduction in operations and services there. These factors are likely to materially and adversely affect our results of operations in our core market.

General Market Conditions in 2021

In the ordinary course, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

The 2021 year showed strengthening of the Russian economy as well as gradual recovery of consumer demand and improvement of financial performance of many businesses, reflecting the lower base as a result of the pandemic.

COVID-19

At the beginning of the year, public health measures had begun to control the COVID-19 pandemic and many restrictions were loosened. The number of new COVID-19 cases in Russia started to grow again in September, which continued into December and January 2022, when case numbers in the Russian Federation reached a new record high. As such, in the second half of 2021, many regions in Russia introduced various lockdown measures and restrictions.

In order to curb the spread of the disease, the Russian government announced non-working days twice in 2021 - between May holidays and for a week from October 30 to November 7; however, restrictions during non-working days were less significant compared to those in force during 2020 and did not have a large-scale negative impact on all macroeconomic indicators, business activity and consumer confidence. Most people continued to work and study remotely. Overall, during 2021, the COVID-19 pandemic, even during new waves in the second half of the year, did not have a significant impact on the Company’s key businesses, many of which showed acceleration of growth over the prior year.

Macroeconomic Conditions in 2021

According to the statistical office of the Russian Federation (Rosstat), real GDP in Russia was up 4.7% in 2021, production increased in almost all sectors of the economy and most industries even exceeded 2019 levels. The Ministry of Economic development noted that the growth fully compensated for the decrease of 2.7% recorded in 2020. The GDP growth in 2021was mainly driven by final consumption expenditures that grew 7.1% as a result of a noticeable revival of consumer demand, household expenditures on final consumption of goods and services, and by gross capital formation, which increased by 8.7% on the back of the growth of investment activity of businesses. The federal budget registered a surplus of RUB 0.5 trillion (0.4% of GDP) in 2021, compared to a deficit of RUB 4.1 trillion (3.8% of GDP) in 2020. The budget was balanced by higher oil prices and a recovery of business activity.

Overall economic recovery improved the unemployment situation in 2021. According to Rosstat, in 2020 the unemployment rate in Russia reached its highest level in 10 years, 5.9%. In 2021, the rate started to gradually decrease and reached the level of 4.3% in September 2021 and maintained by the end of the year. Real disposable incomes of the population increased by 3.1% in 2021. This is the highest increase since 2013; the figure has exceeded the pre-pandemic level by 1 percentage point.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Inflation resulted in 8.4% for the year 2021 (the highest since 2015) compared to 4.9% in 2020. In order to respond to inflation growth and to control the growth of consumer prices, during 2021 the Central Bank of Russia increased key rate 7 times a year from 4.25% to 8.5% in December 2021.

The recovery of global economic activity and oil demand on the back of growing efficiency of measures taken against COVID-19, as well as OPEC+ regulation of the oil market were the most important drivers of oil prices growth in 2021. By the end of December 2021, the price of Brent crude oil rose by 13.3%, to $77.72 a barrel, periodically climbing as high as $80 a barrel due to an unusually cold December in Europe and the United States. Over the year, Brent prices increased by 50%, resulting in an annual average of $71 a barrel in 2021, which is the highest in the past three years.

All of these factors, among others, contributed to the 22% increase in the total advertising market in 2021 (based on AKAR data). Notably, the digital advertising market has outperformed the majority of other formats and increased by 24% in 2021. Online advertising has increased its share in the total advertising market from 53.4% in 2020 to 54.3% in 2021.

The Russian ruble fluctuated throughout 2021. During the first 10 months of 2021, the growth of the Russian currency against the dollar and euro was 4.5% and 9.9% respectively, outperforming the dynamics of all currencies of other developing countries. However, in November 2021, the ruble weakened against the U.S. dollar by 5.5% as a consequence of geopolitical environment, resulting in the ruble being weak against the dollar by 0.6% overall since the start of the financial period.

Taxation in Russia

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. As of December 31, 2021, approximately RUB 1,345 ($18.1) of unrecognized tax benefits have been recorded as liabilities (RUB 427 as of December 31,2020), and the Company is uncertain as to if or when such amounts may be settled (Note 10). Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 249 ($3.3) and interest of RUB 118 ($1.6) (RUB 84 and RUB 73, respectively, as of December 31, 2020). As of December 31, 2021, except for the income tax contingencies described above, the Company accrued RUB 1,181 ($15.9) for contingencies related to non-income taxes, including penalties and interest (RUB 382 as of December 31, 2020). Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2021, the Company estimated such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 24,396 ($328.4) (RUB 14,921 as of December 31, 2020).

13. CONVERTIBLE DEBT

On March 3, 2020, the Company issued and sold $1,250.0 (RUB 82,909 at the exchange rate as of the issue date) in aggregate principal amount of 0.75% convertible notes due March 3, 2025 (the “Notes”) at par. The convertible notes constitute senior unsecured obligations of the Company. Interest at an annual rate of 0.75% is payable semi-annually on March 3 and September 3 of each year, beginning on September 3, 2020. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under circumstances described below, based on an initial conversion price of $60.0751 per Class A share (which represents a conversion rate of approximately 16.65 Class A shares per $1,000 principal amount of Notes, the bond’s nominal is $0.2 or 3,329 shares per bond), subject to adjustment on the occurrence of a fundamental change event as defined in the terms and conditions of the Notes and on the occurrence of certain other events. The Notes are convertible, at the option of the holder, prior to September 3, 2024, if (i) the arithmetic mean of the parity value (as defined in the terms and conditions of the Notes) on each trading day in any period of 20 consecutive trading days in a period of 30 consecutive trading days

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

ending on (and including) the dealing day immediately preceding the final dealing day of any quarter is greater than $0.26; (ii) if certain parity events as defined in the terms and conditions of the Notes occur; (iii) if a delisting event occurs in respect of the Class A shares; or (iv) upon the occurrence of specified corporate events. On or after September 3, 2024, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the 10th business day immediately preceding the maturity date of the Notes. The noteholder could accelerate the maturity date upon the event of default, a fundamental change event or a delisting event including a suspension of trading of our Class A shares on NASDAQ of five trading days. The Company will not have the right to redeem the Notes prior to maturity, except (i) on or after March 18, 2023, if on each of 20 dealing days (whether or not consecutive) in any period of 30 consecutive dealing days the volume weighted average price on the NASDAQ Global Select Market of a Class A share exceeds 130% of the conversion price; (ii) if 85% or more in principal amount of the Notes originally issued shall have been previously converted and/or repurchased and cancelled; or (iii) in connection with certain changes in tax laws. As of December 31, 2021, none of the conditions allowing the conversion of the Notes had been met.

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

The carrying value of the Notes as of December 31, 2021 and 2020 consisted of the following:

	2020	2021
	RUB	RUB	$
0.75% Convertible Senior Notes due March 2025	92,344	92,866	1,250.0
Unamortized debt discount	(8,343)	(6,477)	(87.2)
Unamortized debt issuance cost	(724)	(554)	(7.4)
Total convertible debt	83,277	85,835	1,155.4

The remaining unamortized debt discount of RUB 6,477 ($87.2) as of December 31, 2021 will be amortized over the remaining life of the Notes, which is approximately 3.3 years.

The Company recognized RUB 1,668 and RUB 2,213 ($29.8) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 572 and RUB 691 ($9.3) as interest expenses related to the contractual interest coupon for the years ended December 31, 2020 and 2021. The effective interest rates on the liability component were 3.2% for 2020 and 3.4% for 2021.

Recent Developments

Under the terms of Notes, in the event of a suspension of trading of the Company’s Class A shares on NASDAQ of five trading days or more, the holders of the Notes have the right to require the Company to redeem their

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

notes at par in the full amount of $1,250 (RUB 92,866 at the exchange rate as of December 31, 2021) plus accrued interest. On February 28, 2022, NASDAQ imposed a suspension of trading in securities of a number of companies with material operations in Russia, including the Company’s Class A shares, which remained in place at the end of March 4, 2022. Therefore, the conditions for the holders of the Notes to be able to require redemption of their Notes have been satisfied. The holders may exercise their redemption right until May 8, 2022; the Company would have an obligation to pay any such amounts within 14 business days thereafter. The Company does not have the funds available to redeem the Notes in full. These conditions raise substantial doubt about the Company's ability to continue as a going concern and the ability to meet its obligations as they become due within one year after these consolidated financial statements are issued.

The Company is currently engaged in active discussions with an ad hoc committee of holders of the Notes with a view to agreeing to the mutual acceptable restructuring of these obligations. Any amendment to the terms of the Notes requires the consent of holders of at least 75% of the principal amount of the Notes. Management believes that the Company will be able to reach agreement with the holders of the requisite majority of the Notes with respect to such restructuring. If such agreed arrangement requires a cash payment, the Company believes its principal Russian operating subsidiary will be able to refinance such obligations and receive the requisite approvals from the applicable authorities to distribute and to convert funds, to satisfy the Company’s obligations.

The consolidated financial statements were prepared assuming that the Company will continue as a going concern based on management's intention to reach an acceptable resolution with the holders of the Notes. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

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

On September 21, 2009, the Company issued a Priority Share. In December 2019, the Priority Share was repurchased by the Company and held in treasury as of December 31, 2019. In March 2020 The Priority Share was transferred to the Public Interest Foundation, a unitary non-commercial organization without membership established by the Company. As amended, the Priority Share gives the holder (other than the Company) the right to veto the accumulation of stakes in the Company in excess of 10% by a single entity, a group of related parties or parties acting in

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

concert, as well as the right to make binding nominations of two of the 12 members of the Company’s Board of Directors. Transfer of the Priority Share requires the approval of the Board. The Priority Share is entitled to a normal pro rata dividend distribution.

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2020			December 31, 2021
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	574,887,317			574,887,317
Priority share	1			1
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			37,138,658
Class C ordinary shares	37,748,658			37,748,658
Issued and fully paid:	357,569,138	€6.9	290	359,509,154	€6.8	282
Priority share	1	—	—	1	—	—
Class A ordinary shares	320,430,479	3.2	151	323,800,479	3.2	154
Class B ordinary shares	35,708,674	3.6	128	35,698,674	3.6	128
Class C ordinary shares	1,429,984	0.1	11	10,000	—	—

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

For the year ended December 31, 2020, the Company repurchased 4,228,163 Class A shares at an average price $33.86 per share for a total amount of RUB 10,585. Treasury stock was accounted for under the cost method.

In November 2021, the Company's Board of Directors ratified a program to repurchase up to $200 worth of Class A shares from time to time in open market transactions, which was previously approved by the Company’s Audit Committee in July 2021.

For the year ended December 31, 2021, the Company repurchased 1,226,355 Class A shares at an average price $78.39 per share for a total amount of RUB 6,960 ($93.7).

On June 29, 2020 the Company completed a public offering and listing of 8,121,827 Class A shares on the NASDAQ (“SPO”). Goldman Sachs & Co. LLC (“underwriter”) was the sole underwriter of the offering. Prior to the closing, the underwriter exercised in full its option to purchase an additional 1,218,274 Class A shares, and accordingly the Company issued an aggregate of 9,340,101 Class A shares at an offering price of $49.25 per share in the public offering, for gross proceeds of $460.0 (RUB 31,799 at the exchange rate as of the offering date).

In addition, concurrent with the public offering, the Company completed a private placement of 4,060,913 Class A shares to each of three private investors, or an aggregate of 12,182,739 Class A shares, at the public offering price of $49.25 per share, for gross proceeds of $600.0 (RUB 41,477 at the exchange rate as of the offering date).

The total number of new Class A shares issued in the public offering and the private placement was 21,522,840 Class A shares, and the aggregate gross proceeds were $1,060.0 (RUB 73,276 at the exchange rate as of the offering

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

date), before deducting underwriting discounts and commissions, placement agent fees, and estimated aggregate offering expenses.

The expenses payable by the Company related to the offerings were eligible to be charged against the gross proceeds of the offerings, i.e. additional paid-in capital. These expenses were represented by underwriter’s commissions and other expenses, including legal, accounting, printer and other fees. Total amount of related expenses was RUB 721.

15. REDEEMABLE NONCONTROLLING INTERESTS

Redeemable noncontrolling interests (RNCI) mainly relate to the equity incentive arrangements the Company has made available to the senior employees of the Classifieds business unit, pursuant to which such persons are eligible to receive options to acquire depositary receipts (“DRs”), which entitle them to economic interests in the respective subsidiaries of the Company.

The redeemable noncontrolling interests as of December 31, 2020 and 2021 were measured at the redemption value and consisted of the following:

	2020	2021	2021
	RUB	RUB	$
RNCI related to the DRs acquired by the senior employees	215	—	—
RNCI related to the options to acquire DRs	2,455	869	11.7
RNCI recognized in connection with business combination	497	—	—
Total redeemable noncontrolling interests	3,167	869	11.7

The changes in the redeemable noncontrolling interests were as follows:

	2020	2021	2021
	RUB	RUB	$
Balance at the beginning of period	14,246	3,167	42.6
Change in redemption value	569	(498)	(6.7)
Additional recognition	490	121	1.6
Purchase of redeemable noncontrolling interests	(9,793)	(1,921)	(25.8)
Acquisition of redeemable noncontrolling interests	493	—	—
Exchange of noncontrolling interests	(2,889)	—	—
Foreign currency translation adjustment	51	—	—
Balance at the end of period	3,167	869	11.7

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

In September 2020, the Company offered the employees of one of its business units an opportunity to exchange up to an aggregate of 201,395 of their outstanding Business Unit Equity Awards for an aggregate of 838,463 RSUs; this exchange was completed in October 2020. The replacement RSUs vest on the same schedule as the initial awards. The exchange was accounted for as a modification of the Business Unit Equity Awards resulting in an additional RUB 627 recognized immediately upon modification. The exchange effect of redeemable noncontrolling interests was RUB 2,889 in 2020.

In July 2020, the Company recognized RUB 493 of redeemable noncontrolling interests due to the acquisition of a majority interest in Yandex Market (Note 3).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

During the years ended December 31, 2020 and 2021, the Company completed the purchase of redeemable noncontrolling interests in the amount of RUB 9,793 and RUB 1,921 ($25.8), respectively.

No dividends were paid or payable to the redeemable noncontrolling interests in the years ended December 31, 2020 and 2021.

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

A share option issued under the 2016 Plans entitles the holder to purchase an ordinary share at a specified exercise price. RSUs awarded under the Plan entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. The Company also granted performance share unit (“PSU”) awards under the 2016 Plan, which entitle the recipient to receive a number of Class A shares at no cost based on the satisfaction of both time-based and performance-based criteria. The performance criteria in respect of the PSU awards are the total shareholder return of Yandex Class A shares compared with the total shareholder return of the companies in the Nasdaq 100 index over the applicable measurement period, and the PSU awards entitle the participant to earn up to 250% of the target number of PSUs granted, based on such performance. The holders of RSUs and PSUs have no rights to dividends or dividend equivalents. The 2016 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Company and members of the Board of the Company to acquire ordinary shares representing in the aggregate a maximum of 20% of the issued share capital of the Company.

Under the Plans, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plans, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs and PSUs, the closing price per Class A Share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of Options, the average closing price per Class A Share (as adjusted to account for the ratio of Class A Shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plans generally vest over a four-year period. RSUs generally vest with one-sixteenth vesting each quarter. Each one-third of the total number of PSUs shall vest on the second, third and fourth anniversary of the vesting start date. The maximum term of a Share-Based Award granted under the Plans may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

The Company estimates the fair value of share options using the BSM pricing model. The assumptions used in the BSM pricing model for grants made under the 2016 Plan in the years ended December 31, 2019 and 2021 were as follows:

	2019	2021
Dividend yield	—	—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Expected annual volatility	39.4-41.1%	42.1%
Risk-free interest rate	1.64-1.88%	1.28%
Expected life of the awards (years)	5.91-6.05	7.24

No share options grants were made for the year ended December 31, 2020.

The Company estimates the fair value of synthetic options and PSUs using the Monte-Carlo pricing model. The assumptions used in the Monte-Carlo pricing model for grants made in the year ended December 31, 2021 were as follows:

2021
Dividend yield	—
Business unit’s expected annual volatility	30.2-78.5%
Company’s expected annual volatility	39.0-42.0%
Risk-free interest rate	0.29-1.00%

The Company used the following assumptions in the BSM and Monte-Carlo pricing models when valuing its Share-Based Awards:

●	Expected volatility. For 2019 and 2021 share options and PSUs grants, the Company used historical volatility of the Company’s own shares. For 2021 synthetic options grants, the Company calculates the estimated volatility rates based on the volatilities of common stock of comparable companies in business units’ industries.
●	Expected term. For BSM pricing model calculation the expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. The Company did not declare any dividends with respect to 2019, 2020 or 2021. Currently, the Company does not have any plans to pay dividends in the near term. Because optionees were generally compensated for dividends and the Company has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its option pricing models for awards granted in the year ended December 31, 2019 and 2021.
●	Fair value of ordinary shares. The Company estimated the fair value of its ordinary shares using the closing price of its ordinary shares on the NASDAQ Global Select Market on the date of grant.
●	Risk-free interest rate. For BSM pricing model the Company used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date. For Monte-Carlo pricing model the Company used risk-free interest rate which is based on the U.S. Treasury rate corresponding to the term of the option.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Restricted Share Units ("RSUs")	6,657	11,312	15,651	210.7
Synthetic Options Programs	907	457	1,621	21.8
RSUs in respect of the Self-Driving Group	—	—	1,280	17.2
Performance Share Units ("PSUs")	—	—	1,277	17.2
Options	591	378	493	6.6
RSUs and Options in respect of MLU Group	1,204	2,295	203	2.7
Other Business Unit Equity Awards	496	1,286	304	4.2
Total share‑based compensation expenses	9,855	15,728	20,829	280.4

Yandex N.V. Equity Incentive Plans

The following table summarizes awards activity for the Company:

	Options		SARs		RSUs		PSUs
		Weighted		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2020	2,770,054	$38.70	101,100	$32.72	15,889,959	—	218,159	—
Granted	650,000	64.79	—	—	6,621,471	—	343,001	—
Exercised	(386,420)	40.00	(26,100)	32.35	(5,358,903)	—	—	—
Forfeited	(138,334)	40.00	—	—	(1,318,942)	—	(10,964)	—
Expired	—	—	—	—	(500)	—	—	—
Cancelled	—	—	—	—	(195,944)	—	(117,918)	—
Outstanding as of December 31, 2021	2,895,300	$44.32	75,000	$32.85	15,637,141	—	432,278	—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2021:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$36.62	Option	1,068,554	7.59	$25.5	667,846	7.59	$15.9
$40.00	Option	1,176,746	6.13	24.1	1,113,746	6.11	22.8
$64.79	Option	650,000	9.39	—	130,000	9.39	—
Total Options		2,895,300	7.40	49.6	1,911,592	6.85	38.7
$32.85	SARs	75,000	1.56	2.1	75,000	1.56	2.1
Total SARs		75,000	1.56	2.1	75,000	1.56	2.1
Total RSUs	RSU	15,637,141	8.42	946.0	5,420,096	7.57	327.9
Total PSUs	PSU	432,278	9.07	26.2	—	—	—
Total Options, SARs, RSUs and PSUs		19,039,719	8.26	$1,023.9	7,406,688	7.32	$368.7

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2020	1,064,346	$15.48	10,517,968	$44.77	218,159	$94.23
Granted	650,000	27.05	6,621,471	68.72	343,001	109.75
Vested	(592,304)	17.98	(5,408,295)	50.47	—	—
Forfeited	(138,334)	14.53	(1,318,942)	49.82	(10,964)	106.31
Cancelled	—	—	(195,157)	35.88	(117,918)	103.00
Non-vested as of December 31, 2021	983,708	$21.75	10,217,045	$56.80	432,278	$103.85

As of December 31, 2021, there was RUB 44,248 ($595.6) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.77 years.

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model. Generally, 25% of the Synthetic Options vest after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following three years.

The following table summarizes awards activity for the Company:

	Options
			Weighted
			average exercise
	Quantity		price per share
Outstanding as of December 31, 2020	1,459,077	RUB	1,566.8
Granted	1,947,114		743.9
Exercised	(213,220)		578.3
Forfeited	(115,014)		2,990.1
Cancelled	(985,896)		812.6
Outstanding as of December 31, 2021	2,092,061	RUB	1,178.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about outstanding and exercisable awards as of December 31, 2021:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
	award	outstanding	Life (in years)	exercisable	Life (in years)
Total Options	Option	2,092,061	9.12	459,802	8.52

The following table summarizes information about non-vested share awards:

	Options
			Weighted
			Average Grant Date
	Quantity		Fair Value
Non-vested as of December 31, 2020	452,685	RUB	1,625.0
Granted	1,947,114		3,625.9
Vested	(413,676)		3,937.9
Forfeited	(115,014)		4,954.1
Cancelled	(238,850)		890.1
Non-vested as of December 31, 2021	1,632,259	RUB	3,298.6

As of December 31, 2021, there was RUB 4,936 ($66.4) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 3.14 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes awards activity for the Company:

	RSUs
		Weighted
		average exercise
	Quantity	price per share
Outstanding as of December 31, 2020	—	$—
Granted	2,249,613	—
Outstanding as of December 31, 2021	2,249,613	$—

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about outstanding and exercisable awards as of December 31, 2021:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
	award	outstanding	Life (in years)	exercisable	Life (in years)
Total RSUs	RSU	2,249,613	9.16	1,186,884	9.12

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2020	—
Granted	2,249,613
Vested	(1,186,884)
Non-vested as of December 31, 2021	1,062,729

As of December 31, 2021, the unvested SDG B.V. RSUs is expected to be recognized over a weighted average period of 3.06 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its Classifieds segment in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”) to align the incentives of the relevant employees with the operations of the Participating Subsidiaries. For the year ended December 31, 2021, the Company granted 0.2 million equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”) and 2.0 million remain outstanding as of December 31, 2021. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

17. INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

The Company’s chief operating decision maker (“CODM”) is the management committee including its CEO, COO and a group of CEO direct reports. The Company reports its financial performance based on the following reportable segments: Search and Portal, Ride-hailing, Yandex Drive, FoodTech, Delivery, Yandex Market (after its consolidation effective July 24, 2020), Media Services and Classifieds. The results of the Company’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Yandex Uslugi (“Services”) and Yandex Lavka experiments in international markets, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting 2021, the Company introduced the following changes to its segments under which the Company reported quarterly financial results previously, in order to better reflect operational performance of businesses:

●	The Company transferred Devices and Yandex TV from Search and Portal to the Other Business Units and Initiatives segment;

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

●	The Company transferred Geo from the Other Business Units and Initiatives segment to Search and Portal;
●	The Company transferred Yandex Uslugi (“Services”) from Search and Portal to the Other Business Units and Initiatives segment;
●	Taxi segment was divided into Ride-hailing, Yandex Drive, FoodTech and Delivery, which constitute separate reportable segments.

These changes ensure consistency with internal reporting. Changes are applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	Search and Portal, which includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;
●	Ride-hailing, which includes Yandex Taxi in Russia and 19 other countries across CIS and EMEA, and Uber in Russia and CIS;
●	Yandex Drive segment represents car-sharing business;
●	FoodTech includes Yandex Eats, ready-to-eat and grocery delivery service; and Yandex Lavka, hyperlocal convenience store delivery service;
●	Yandex Delivery (Logistics) segment represents last mile logistics solution for individuals and and enterprises;
●	The Yandex Market segment includes e-commerce marketplace and several small experiments;
●	The Media Services segment includes the subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex Afisha and production center Yandex Studio; and
●	The Classifieds segment includes Auto.ru, Yandex Realty and Yandex Rent.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensations represent intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. At the end of 2021, adjusted EBITDA was the most important measurement of the reportable segments’ profits or losses used by the CODM. The Company changed the presentation of the measurement of the reportable segments’ profits or losses for the reporting and comparative periods, accordingly. Each segment’s assets and capital expenditures are not reviewed by the CODM.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The table below presents information about reported segments’ revenues and adjusted EBITDA:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Search and Portal:
Revenues	122,813	124,810	165,235	2,224.1
Adjusted EBITDA	58,415	60,719	79,579	1,071.2
Ride-hailing:
Revenues	34,460	40,719	73,024	982.9
Adjusted EBITDA	5,017	9,892	22,266	299.7
FoodTech:
Revenues	3,582	16,663	37,652	506.8
Adjusted EBITDA	(2,765)	(3,841)	(10,591)	(142.6)
Yandex Market:
Revenues	—	13,867	35,288	475.0
Adjusted EBITDA	—	(4,113)	(40,451)	(544.5)
Media Services:
Revenues	3,867	7,807	18,408	247.8
Adjusted EBITDA	(2,202)	(3,735)	(6,464)	(87.0)
Yandex Delivery:
Revenues	—	3,083	12,912	173.8
Adjusted EBITDA	—	(837)	(902)	(12.1)
Yandex Drive:
Revenues	7,545	8,525	12,367	166.5
Adjusted EBITDA	(2,143)	(1,777)	1,199	16.1
Classifieds:
Revenues	5,390	5,778	8,158	109.8
Adjusted EBITDA	310	1,070	2,066	27.8
Other Business Units and Initiatives:
Revenues	6,043	11,105	24,082	324.2
Adjusted EBITDA	(5,866)	(8,294)	(14,874)	(200.2)
Total segment revenues:	183,700	232,357	387,126	5,210.9
Total segment adjusted EBITDA:	50,766	49,084	31,828	428.4
Eliminations:
Revenues	(8,309)	(14,013)	(30,955)	(416.7)
Adjusted EBITDA	138	264	315	4.2
Total:
Revenues from external customers	175,391	218,344	356,171	4,794.2
Adjusted EBITDA	50,904	49,348	32,143	432.6

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense is as follows:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Total adjusted EBITDA	50,904	49,348	32,143	432.6
Less: depreciation and amortization	(14,777)	(17,687)	(24,111)	(324.5)
Less: share-based compensation expense	(9,855)	(15,728)	(20,829)	(280.4)
Add: interest income	3,315	3,869	4,615	62.1
Less: interest expense	(74)	(2,373)	(3,711)	(50.0)
Less: loss/(income) from equity method investments	(3,886)	(2,175)	6,367	85.7
Add: other income/(loss), net	(1,194)	2,321	(1,217)	(16.3)
Add: effect of Yandex Market consolidation	—	19,230	—	—
Less: compensation expense related to contingent consideration	(38)	—	(471)	(6.3)
Less: one-off restructuring cost	(912)	(262)	(9)	(0.1)
Less: goodwill impairment	(762)	—	—	—
Income/(loss) before income tax expense	22,721	36,543	(7,223)	(97.2)

The Company’s revenues consisted of the following:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Online advertising revenues(1)	121,738	126,450	166,618	2,242.7
Revenues related to MLU businesses, excluding sales of goods	44,636	57,516	101,402	1,364.9
Revenues related to sales of goods	2,145	20,145	55,910	752.6
Other revenues	6,872	14,233	32,241	434.0
Total revenues	175,391	218,344	356,171	4,794.2
(1)	The Company records revenue net of VAT, advertising bonuses and discounts.

Revenues disaggregated by geography, based on the billing address of the customer, consisted of the following:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Revenues:
Russia	162,958	204,205	334,406	4,501.2
Rest of the world	12,433	14,139	21,765	293.0
Total revenues	175,391	218,344	356,171	4,794.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Long-lived assets:
Russia	131,267	208,514	279,934	3,768.0
Finland	5,668	8,307	8,135	109.5
Rest of the world	1,135	1,692	3,772	50.8
Total long-lived assets	138,070	218,513	291,841	3,928.3

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

The Company held a noncontrolling interest and exercised significant influence over the Yandex.Money business from July 4, 2013 until July 23, 2020, the date of completion of sale of the Company’s equity interest. The Company considered payment processing services received from Yandex.Money and other services provided to Yandex.Money until July 23, 2020 as transactions with a related party.

The Company held a noncontrolling interest and exercised significant influence over the Yandex Market business during the period from April 28, 2018 to July 23, 2020. On July 23, 2020, the Company purchased the equity interest in Yandex Market held by its partner and obtained control over the business. Before the completion of the deal, the Company considered advertising, sublease and other services provided to Yandex Market and traffic and content acquisition expenses incurred from Yandex Market as transactions with related parties.

In 2021, the Company obtained a noncontrolling interest and exercised significant influence over ClickHouse, Inc (Note 4). The Company considered technical support services received from ClickHouse, Inc as transactions with related party.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table provides summarized information about transactions that have been entered into with the related parties:

	2019	2020	2021	2021
	RUB	RUB	RUB	$
Online advertising revenue:
Yandex Market	805	290	—	—
Revenues from subleasing and other services:
Yandex Market	1,738	1,141	—	—
Yandex.Money	37	22	—	—
Fees for online payment commissions:
Yandex.Money	783	314	—	—
Cost of revenues:
Yandex Market	29	8	—	—
Yandex.Money	—	86	—	—
Outsource services:
ClickHouse, Inc	—	—	22	0.3

As of December 31, 2020 and 2021, the amount of prepaid expenses and other current assets from ClickHouse, Inc was nil and RUB 51 ($0.7), respectively.

The Company believes that the terms of the agreements with Yandex.Money were comparable to the terms obtained in arm’s-length transactions with unrelated similarly situated customers and suppliers of the Company.

As of December 31, 2020 and 2021, the amount of loans granted to certain senior employees was RUB 38 and RUB 329 ($4.4), respectively (Note 4). The loans bear interest rates up to 3% per annum and mature in 2022-2031 as of December 31, 2021.

19. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the first quarter of 2021, the Company corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The cumulative effect of a correction together with other immaterial discrepancies identified as of December 31, 2020 amounted to RUB 1,199 ($16.2 at the exchange rate as of December 31, 2020). The Company evaluated the materiality of the impact on the financial statements quantitatively and qualitatively and concluded it was not material to any of the affected prior periods. Consolidated revenues are not affected. Therefore, the Company revised its previously issued consolidated financial statements for the years ended December 31, 2019 and 2020.

The following table presents the impact of corrections on consolidated accumulated other comprehensive income and the consolidated retained earnings as of January 1, 2019:

	As of January 1, 2019
	As previously reported	Reclassifications	As revised
	RUB	RUB	RUB
Accumulated other comprehensive income	8,182	(32)	8,150
Retained earnings	111,465	(267)	111,198

Also, certain reclassifications have been made to the consolidated balance sheet as of December 31, 2020 due to the separation of certain line items. The following table presents the impact of corrections and reclassifications on affected consolidated balance sheet line items as of December 31, 2020:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of December 31, 2020
	As previously reported	Adjustment	Reclassifications	As revised
Selected Balance Sheets Data:	RUB	RUB	RUB	RUB
VAT reclaimable	—	—	7,573	7,573
Other current assets	12,950	—	(7,573)	5,377
Income and non-income taxes payable	11,440	1,133	—	12,573
Total current liabilities	61,719	1,133	—	62,852
Deferred tax liabilities	3,838	(133)	—	3,705
Finance lease liabilities	—	—	3,387	3,387
Other accrued liabilities	4,689	157	(3,387)	1,459
Total non-current liabilities	104,634	24	—	104,658
Total liabilities	166,353	1,157	—	167,510
Additional paid-in capital	160,762	95	—	160,857
Accumulated other comprehensive income	17,976	(53)	—	17,923
Retained earnings	146,988	(1,199)	—	145,789
Total equity attributable to Yandex N.V.	325,998	(1,157)	—	324,841
Total shareholders’ equity	346,092	(1,157)	—	344,935

The following table presents the impact of corrections on affected consolidated statements of operations line items for the years ended December 31, 2019 and 2020:

	Year ended December 31, 2019			Year ended December 31, 2020
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Selected Statements of Operations Data:	RUB	RUB	RUB	RUB	RUB	RUB
Sales, general and administrative	50,155	140	50,295	62,335	578	62,913
Total operating costs and expenses	150,691	140	150,831	202,095	578	202,673
Income from operations	24,700	(140)	24,560	16,249	(578)	15,671
Other income/(loss), net	(1,200)	6	(1,194)	2,404	(83)	2,321
Income before income taxes	22,855	(134)	22,721	37,204	(661)	36,543
Income tax expense	11,656	—	11,656	13,055	138	13,193
Net income	11,199	(134)	11,065	24,149	(799)	23,350
Net income attributable to Yandex N.V.	12,826	(134)	12,692	25,512	(799)	24,713
Net income per Class A and Class B share:
Basic	39.21	(0.41)	38.80	74.87	(2.35)	72.52
Diluted	38.21	(0.40)	37.81	72.03	(2.26)	69.77

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table presents the impact of corrections on affected consolidated statements of comprehensive income/(loss) line items for the years ended December 31, 2019 and 2020:

	Year ended December 31, 2019			Year ended December 31, 2020
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Selected Statements of Comprehensive Income Data:	RUB	RUB	RUB	RUB	RUB	RUB
Net income	11,199	(134)	11,065	24,149	(799)	23,350
Foreign currency translation adjustment	(4,306)	39	(4,267)	13,676	(60)	13,616
Total other comprehensive income/(loss)	(4,306)	39	(4,267)	14,569	(60)	14,509
Total comprehensive income	6,893	(95)	6,798	38,718	(859)	37,859
Total comprehensive income attributable to Yandex N.V.	9,485	(95)	9,390	38,647	(859)	37,788

The following table presents the impact of corrections on affected сonsolidated statements of cash flows line items for the years ended December 31, 2019 and 2020:

	Year ended December 31, 2019			Year ended December 31, 2020
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Selected Statements of Cash Flows Data:	RUB	RUB	RUB	RUB	RUB	RUB
Net income	11,199	(134)	11,065	24,149	(799)	23,350
Deferred income tax (benefit)/expense	1,845	—	1,845	685	(19)	666
Foreign exchange (gains)/losses	1,294	(6)	1,288	(2,835)	83	(2,752)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts payable and accrued liabilities and non-income taxes payable	991	140	1,131	(3,674)	735	(2,939)
Net cash from operating activities	44,379	—	44,379	32,604	—	32,604

The impacts of the revisions have been reflected throughout the accompanying consolidated financial statements, including the applicable notes, as appropriate.

20. SUBSEQUENT EVENTS

New grants

In February and March 2022, the Company granted pursuant to the 2016 Plan (i) RSUs and PSUs to purchase an aggregate of up to 1,213,261 Class A shares to its employees; (ii) 399,408 Business Unit Equity Awards and (iii) 182,720 Synthetic Options in respect of the Company’s business units.

Sale of investments made for treasury purposes

In January and March 2022 the Company has sold $54.6 (RUB 5,514 at the exchange rate as of the trade date) of the investments made for treasury purposes.

PART III.

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements.

See the financial statements beginning on page F-1.

Item 19. Exhibits.

Exhibit Number		Description of Document
1.1

Amendment to the Articles of Association of Yandex N.V., amended as of December 23, 2019 (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F file no. 001-35173) filed with the Securities and Exchange Commission on April 2, 2020)

2.1		Description of Capital Stock (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 2, 2020)
4.1*

Shareholders Agreement in relation to MLU B.V. dated as of February 7, 2018 as amended and restated on September 9, 2020 among Yandex N.V., Uber International C.V., Stichting MLU Equity Incentive and MLU B.V., as amended (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 1, 2021)

4.2	*

Amendment Deed to Contribution Agreement dated January 31, 2018 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.3

Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.4

Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F‑1 (file no. 333‑173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.5*

Deed of Trust dated as of March 3, 2020 between the Yandex N.V. and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on August 5, 2020)

4.6*†		Framework Agreement dated as of 29 August 2021 among Yandex N.V., Uber Technologies, Inc., and others
8.1†		Principal Subsidiaries
12.1†		Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†		Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†		Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†		Consent of AO PricewaterhouseCoopers Audit, Independent Registered Public Accounting Firm
15.2†		Consent of JSC KPMG, Independent Registered Public Accounting Firm
16.1†		Letter dated April 20, 2022 from JSC “KPMG”
101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2020 and 2021, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2019, 2020 and 2021, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2019, 2020 and 2021, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2020 and 2021, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2019, 2020 and 2021, and (vi) Notes to Consolidated Financial Statements

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

Date: April 20, 2022