Form 20-F
period 2022-12-31
Yandex N.V.
filed 2023-04-20
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

John Boynton, Chairman of the Board of Directors

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

Title of each class	Number of shares outstanding
Class A	325,783,607
Class B	35,698,674

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards ◻ as issued by the International Accounting Standards Board	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) In addition, we had 558,663 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2022. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

This Annual Report includes market data reported by Yandex Radar (February 2023), the Association of Russian Communication Agencies (AKAR) (March 2023), Growth from Knowledge (GfK) (January 2023), the Russian Federal State Statistics Service (Rosstat) (February 2023), the Bank of Russia (March 2023) and the Finance Ministry (April 2023).

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report may include statements about:

●	the impact of macroeconomic developments and the current geopolitical crisis in our markets, including international sanctions and export controls, the volatility of the ruble, currency controls, increased interest and inflation rates and restrictions in the public trading of certain stocks;
●	the economic, social and political impact of the COVID-19 pandemic;
●	the expected dynamics of the business markets in the countries in which we operate;
●	competition in the internet search, ride-hailing and other markets in the countries in which we operate;
●	our anticipated growth, budgeting and investment strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;
●	our ability to attract and retain users, advertisers and partners; and
●	future supply and demand dynamics.

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

INTRODUCTION AND EXPLANATORY NOTE

Current geopolitical tensions, their impact on the Russian and global economy, and the related stresses in the broader social and business environment, continue to create exceptional challenges for our business and our team. This Annual Report focusses on our performance in 2022. In the current circumstances, our visibility over the short- and medium-term is extremely limited, and we are not able to provide any forward-looking comments at this stage. We provide detailed information on the current impact of these circumstances on our businesses in the Risk Factors section and elsewhere in this Annual Report.

Over the past 25 years, Yandex has built world-class technologies and services to meet the needs of millions of users in our core markets and, in recent years, globally. As we have announced, in September we successfully divested our news aggregation service and our infotainment platform Zen. This was part of our strategic plan to exit from all media-related businesses (other than entertainment streaming) and focus on the continued development of our other technology-related businesses and products, including search, advertising, self-driving and cloud computing; as well as our transactional services, including ride-hailing, e-commerce, video/audio services and streaming. The divestment transaction itself enabled us to acquire Delivery Club, which now sits as part of our E-commerce, Mobility and Delivery segment.

As we announced on November 25, 2022, our Board has commenced a strategic process to pursue a restructuring of the Yandex group’s overall ownership and governance with a view to ensuring the group’s sustainable development and success of all of our businesses over the longer term. The Board is considering in particular the potential divestment by our Dutch parent company of ownership and control of a number of our core businesses, including all Russia-based businesses. The Board also aims to enable the international divisions of certain services (self-driving, cloud computing, data labeling and EdTech) to develop independently from the Russia-based businesses. Our goal is to come to shareholders for approval of a restructuring proposal later this year.

None of Yandex N.V. or our group companies, nor any of our current directors or senior management, is a target of sanctions imposed by the United States, European Union, Switzerland or United Kingdom. Nevertheless, we are indirectly impacted by the designation of numerous parties in Russia and the restrictions that this places on international businesses in Russia. In addition, the US, EU and other governments have imposed strict controls on the export of certain technology – including both hardware and software – to Russia or to certain Russian parties. A number of international businesses continue to take a conservative approach and have restricted or eliminated their business operations in Russia, including with regards to supplying any parties in Russia at this time.

Our Class A shares remain subject to a trading halt on Nasdaq, and we received a notification from Nasdaq in March 2023 citing their intention to delist our shares from the market. We are appealing this decision, but are unable to say when or whether our appeal will be successful and whether trading will resume on that market or over the counter. Trading in our shares resumed on the Moscow Exchange on March 29, 2022. However, as a result of legal restrictions in Russia on sales by non-domestic holders, as well as actions taken in the international clearing systems, there is no flow of shares between the US and Russia, and therefore trading in our shares on the Moscow Exchange remains limited. Some non-Russian investors are currently not permitted to trade our shares on that market.

Arkady Volozh, our co-founder, stepped down from his positions as Board Member and Chief Executive Officer, as well as all other positions, in June 2022 with immediate effect.

We have had further changes to our Board of Directors this year. Alexey Komissarov resigned from the Board in March 2023. With 6 members, our Board remains quorate and we expect to fill the vacant seats in due course.

We continue to provide services to our users and partners as usual. We are taking appropriate measures to conserve cash, consider our capital allocation and budget appropriately during this period of uncertainty. We are closely monitoring sanctions and export control developments and the macroeconomic climate in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our approximately 21,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

PART I.

Item 3. Key Information.

Exchange Rate Information

Our business is primarily conducted in Russia and the majority of our revenues are denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 70.3375 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2022. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

See “Risk Factors –The principal markets in which we operate are generally subject to greater financial, economic, legal and political risks than more developed markets. Such risks may have a material adverse effect on our business, financial condition and results of operations,” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

B. Risk Factors

Investing in our Class A shares involve a high degree of risk. The risks and uncertainties described below and elsewhere in this Annual Report, including in the section headed “Operating and Financial Review and Prospects”, could materially adversely affect our business. These are not the only risks that we face; additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of these risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our Class A shares could decline.

Summary of Risk Factors

The following is a summary of what we believe to be the material risks and uncertainties that could materially adversely affect our financial condition, results of operations, cash flows, and competitive position.

Risks Related to the Current Global Political, Regulatory and Economic Environment and the Potential Restructuring of our Businesses

●	Our global businesses and operations may be materially adversely affected by the current geopolitical crisis.
●	Our core businesses may be materially adversely impacted by negative macroeconomic and geopolitical developments in Russia and in other countries in which we operate.
●	International sanctions and export restrictions affecting businesses and individuals in Russia, and counter-measures implemented by the Russian authorities, may have a material adverse impact on our business, financial condition and results of operations.
●	If sanctions were to be imposed directly on Yandex N.V., our operating subsidiaries, or members of our governing bodies, our business and operations may be materially adversely affected.
●	If we pursue a restructuring of our group’s ownership and governance and are unable to implement such steps on acceptable terms, the interests of our shareholders could be materially adversely affected.
●	Our shareholders currently have limited or no liquidity in our shares.
●	Laws or regulations may be adopted in our core market that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company, including a requirement that Russia-based businesses re-domicile to Russia.

●	Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and results of operations.
●	The current environment and related uncertainty may result in increased turnover of personnel and increased compensation expenses.
●	In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.

Risks Related to Our Current Governance and Ownership Structure

●	We may not be compliant with any future legislation limiting foreign ownership or control in our sector and any such non-compliance could have a material adverse effect on our business.
●	The rights of the Public Interest Foundation could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.

Risks Related to Our Business and Industry

●	Any errors, failures or disruption in the products and services provided by third-party providers of our principal internet connections and the equipment critical to our internet properties and services, or any regulatory limitations on the internet in Russia, could materially adversely affect our brand, business, financial condition, and results of operations.
●	Should our operating environment become more challenging because of a change in the regulation or perception of technology companies, our business, financial condition, and results of operations may be materially and adversely affected.
●	We face competition, which could negatively affect our business, financial condition and results of operations.
●	We generate a substantial part of our revenues from advertising, which is cyclical and seasonal in nature.
●	We rely on partners for a material portion of our revenues and, in particular, for expanding our user base via distribution arrangements. Any failure to obtain or maintain such relationships on reasonable terms could have an adverse effect on our business, financial condition and results of operations.
●	Some of our businesses depend on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.
●	If we fail to manage effectively the growth and increasing complexity of our operations, our business, financial condition and results of operations could be adversely affected.
●	Any successful expansion of our international operations will create additional risk for our business.
●	If we cannot maintain the focus on teamwork and innovation fostered by our corporate culture, our business, financial condition and results of operations would be adversely affected.
●	If our security measures are breached, our products and services may be perceived as not being secure, users may curtail or stop using our products and services, and we may incur significant legal and financial exposure.
●	A systems failure, technical interference or human error could prevent us from providing accurate search results or ads or reliably deliver our other services, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business, financial condition and results of operations.
●	We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.
●	We may be subject to intellectual property infringement claims, which could be costly and could limit our ability to provide certain content or use certain technologies in the future.
●	We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend, and which could adversely affect our business.
●	We may be held liable for information or content displayed on our platforms or we may be required to block content on or restrict access to our websites, any of which could harm our reputation and business.
●	As the internet evolves, an increasing amount of online content may be held in closed social networks, mobile apps or proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.
●	Our business may be affected by new AI models and products based on them.
●	We may have difficulty in continuing to scale and adapt our existing technology architecture, which could adversely affect our business, financial condition and results of operations.
●	Certain technologies could block our ads, which may adversely affect our business, financial condition and results of operations.
●	If we fail to detect fraudulent activity or if our partners disagree with our fraud detection techniques, we may face litigation and may lose the confidence of our advertisers or partners which may adversely affect our business, financial condition and results of operations.
●	We may fail to identify additional suitable acquisition targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy.
●	Failure to maintain effective customer service may result in customer complaints and negative publicity and may adversely affect our business, financial condition and results of operations.
●	We are continuing the construction of our new headquarters and data centers, which involves significant risks, including those beyond our control. Construction delays and cost increase may result in material expenses and distraction of management attention and may be exacerbated by restrictions and prohibitions on the supply of construction and finishing materials, engineering and other equipment and services into Russia.
●	We may continue to face risks related to the COVID-19 pandemic and other health epidemics or related crises.

Additional Risks Related to Regulatory Matters

●	New regulations and restrictions adopted in 2022 may adversely affect our operations.
●	We may be required to obtain licenses, permits or registrations or comply with other requirements, which may be costly or may limit our flexibility to run our business.
●	We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.
●	The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business.

Risks Related to Tax Matters

●	Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.
●	We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.
●	Some of our counterparties provide limited transparency in their operations, which could subject us to greater scrutiny and potential claims from government authorities.

Risks Related to Ownership of our Class A Shares

●	The price of our Class A shares has been and may continue to be volatile.
●	The concentration of voting power with our principal shareholders limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.
●	Certain of our directors and shareholders and their affiliates may have interests that are different from, or in addition to, the interests of other Yandex shareholders.
●	Our Board of Directors and the holder of our priority share have certain approval rights, which may prevent or delay change-of-control transactions.
●	Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.
●	We rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder differ from the rights you would have as a shareholder of a domestic U.S. issuer.
●	We do not comply with all of the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

Risks for U.S. Holders

●	We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.
●	Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Detailed Overview of Risk Factors

Risks Related to the Current Global Political, Regulatory and Economic Environment and the Potential Restructuring of our Businesses

Our global businesses and operations may be materially adversely affected by the current geopolitical crisis.

Our principal operations are located in Russia, while we have more limited operations internationally. The current geopolitical crisis, and the responses of governments and multinational businesses to these events, have created critical challenges for our business and operations, both in Russia and globally. These factors, including the specific risks outlined below, may materially adversely affect our financial condition, results of operations, trading price and ability to operate.

*****

Our core businesses may be materially adversely impacted by negative macroeconomic and geopolitical developments in Russia and in other countries in which we operate.

The current geopolitical crisis and international and Russian actions in response have materially and adversely impacted the macroeconomic climate in Russia, resulting in significant currency rate volatility, the imposition of currency controls, significant fluctuations in interest rates and increased inflation, and the withdrawal of a number of multinational businesses from the Russian market or a reduction in their operations or services in the country, which may lead to a continued contraction in consumer spending. These factors could adversely affect our results of operations in our core market in any given period.

Our advertising revenues may be adversely affected by an inability to gain access to advertising inventory, and by the possible reduction in advertising budgets of domestic businesses, as well as by intensifying competition with local players (including marketplaces). Our e-commerce businesses may be adversely affected by an anticipated reduction of discretionary spending by consumers and further supply restrictions which may adversely affect the number and selection of goods available through Yandex Market and a reduction in associated advertising. Our ride-hailing business may likewise suffer from a weaker macroeconomic environment and adverse supply and demand dynamics. Price increases and a potential reduction in the availability of new cars and spare parts in Russia, as well as a significant increase of financial lease rates for new and existing lease contracts in the wake of key interest rate increases, may adversely affect the operations of our partners (including fleet management companies), which may negatively impact further growth of our ride-hailing business. We anticipate that consumer sentiment and spending patterns may result in reductions in revenue from our other business units, offset to some extent by decreased competition. Any prolonged economic downturn in Russia or the other countries where we operate, whether as a result of sanctions or the broader geopolitical or economic situation, depreciation of the ruble and other national currencies, negative consumer sentiment or other macro factors, could have a material adverse effect on our results of operations.

International sanctions and export restrictions affecting businesses and individuals in Russia, and counter-measures implemented by the Russian authorities, may have a material adverse impact on our business, financial condition and results of operations.

In response to the current geopolitical crisis, numerous governments, including those of the United States, European Union, Switzerland, and United Kingdom, have imposed an extensive range of additional economic sanctions on Russian government officials and certain private individuals and Russian companies, restrictions on the provision of various services to Russian legal entities, and extensive controls on the export of technology to parties in Russia. In addition, many businesses are taking a cautious approach to sanctions and export compliance matters and have adopted internal policies more restrictive than are strictly required by the applicable rules.

Although neither Yandex N.V nor any of its group companies is a target of sanctions imposed by the United States, United Kingdom, European Union, or Switzerland, these restrictions and policies significantly limit the ability of our core businesses to enter into agreements with international parties and may make it more difficult for us to enter into agreements with other counterparties, including our key providers who may refuse to work with us because of the geopolitical situation. In addition, certain European countries have imposed restrictions on our limited operations in those countries, as a result of which we have been required to curtail or suspend our businesses in these jurisdictions.

In addition, the Russian Government has adopted and proposed a number of measures in response to international sanctions and export controls. We cannot rule out the introduction of additional counter-sanctions measures by Russia. If such restrictions are adopted, they may limit our ability to conduct transactions with foreign counterparties or otherwise interfere with our global operations.

Press statements by Russian government officials have indicated that it is possible that measures could be adopted with the intention of “mirroring” Western sanctions; for example, any freeze of assets abroad of Russian entities could trigger a corresponding freeze of assets owned or controlled by residents of the country which imposed such sanctions. Although no such counter-measures are currently in place, the adopting of any such punitive measures could materially adversely affect our group and the value of our Class A shares.

If sanctions were to be imposed directly on Yandex N.V., our operating subsidiaries, or members of our governing bodies, our business and operations may be materially adversely affected.

None of Yandex nor our group companies is a target of sanctions issued by the United States, United Kingdom, Switzerland or European Union. Our former Executive Directors, Tigran Khudaverdyan and Arkady Volozh, were designated under EU sanctions on March 14, 2022 and on June 3, 2022, respectively. Both immediately resigned from their board and executive positions with Yandex. On February 25, 2023, personal sanctions were imposed on a non-executive director, Alexey Komissarov. He immediately recused himself from all Board discussions, and formally resigned from the Board on March 6, 2023.

If Yandex N.V. or any of our principal operating subsidiaries were to become a target of sanctions, it could adversely impact our operations and could materially adversely affect our shareholders.

If we pursue a restructuring of our group’s ownership and governance and are unable to implement such steps on acceptable terms, the interests of our shareholders could be materially adversely affected.

On November 25, 2022, we announced that our Board of Directors has commenced a strategic process to review options to restructure the group’s ownership and governance in light of the current geopolitical environment, with a view to ensuring the sustainable development and success of the group’s diverse portfolio of businesses over the longer term. This process is ongoing. Our Board is currently exploring a restructuring that would entail:

●	development of the international divisions of certain services (including self-driving, cloud computing, data labeling and EdTech) independently from our Russian businesses; and
●	divesting Yandex N.V.’s ownership and control of all other businesses in the Yandex group (including search and advertising, mobility, e-commerce, food-delivery, delivery, entertainment services and others in Russia and international markets), including transferring certain elements of governance to management.

There can be no assurance that the Board will be successful in implementing paths to executing these steps, including identifying buyers for stakes in the business to be divested. These steps will be subject to continued work and, ultimately, shareholder approval. If we are not successful in implementing such a restructuring, our ability to develop certain operations may be significantly impeded. We could also face difficulties in identifying potential buyers who would be able to acquire a sizeable stake in the business at an acceptable price, and who will share and support our values and culture. Trading in our Class A shares on Nasdaq may not be resumed for some time, or at all, and therefore, if we are not successful in completing a restructuring, the liquidity of our Company’s shareholders may be limited or restricted entirely for an indefinite period of time (see “Our shareholders currently have limited or no liquidity in our shares”). We also expect that any restructuring would likely require certain approvals in accordance with the applicable legislation in the countries in which we operate. If we are unable to obtain such approvals, there is a risk that the restructuring may be complicated and interests of our shareholders may be materially affected.

Our shareholders currently have limited or no liquidity in our shares.

On February 28, 2022, Nasdaq and the New York Stock Exchange halted the trading in securities of a number of companies with material operations in Russia, including our Class A shares. Trading in our shares on Nasdaq remains subject to a trading halt as at the date of this Annual Report. Further, on March 15, 2023, the Listing Qualifications Staff

of Nasdaq (the “Staff”) notified us that it had determined that our securities would be delisted from the Nasdaq Stock Market as of March 24, 2023, unless we appeal the Staff’s determination. On March 21, 2023, we submitted a request for a hearing to appeal such determination. A hearing will be held in late April 2023, and the delisting of our Class A shares will be stayed pending the issuance of a written decision of the hearings panel. Even if such appeal is successful and our Class A shares are not formally delisted, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume. If such appeal is not successful, we may pursue the further appeals available under the Nasdaq Listing Rules.

In the event that our Class A shares are ultimately delisted from Nasdaq, they may be eligible for trading in the over-the-counter market. We can provide no guarantee, however, that one or more brokers will elect to make a market in our shares or will be able to obtain a ticker to facilitate OTC trading, or that investors based in the U.S. will be able to purchase our shares under applicable U.S. sanctions rules.

We have had a secondary listing for our Class A shares on the Moscow Exchange since 2014. Trading in our shares on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. Under legislation adopted in 2022, however, non-Russian shareholders located in “non-friendly” countries are not permitted to sell shares on the Moscow Exchange. Moreover, because the international settlement systems remain closed for trading in rubles and in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on the Moscow Exchange, and the volume of our shares available for trading on the Moscow Exchange is limited. We can provide no assurance as to when or whether all non-Russian shareholders will be permitted to effect trades on the Moscow exchange or when or whether the settlement systems will permit trading in all of our shares.

Laws or regulations may be adopted in our core market that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company, including a requirement that Russia-based businesses re-domicile to Russia.

A number of measures have been adopted or proposed in our core market that could adversely affect non-Russian shareholders. For example, in April 2022 a law was passed that would require Russian legal entities to delist their depositary receipts from stock exchanges outside Russia. Although this law does not affect Yandex N.V., as a Netherlands registered company, we cannot exclude the possibility that other laws may be adopted that would require that Russia-based businesses re-domicile to Russia. If such a law were to be adopted, we may be required to take measures to change our corporate domicile, which would be complex and may have adverse tax consequences for our company and our shareholders. Moreover, the rights of shareholders in Russian companies differ from the rights of shareholders of Dutch public limited companies. Many of our international shareholders may be unable to hold or, under current Russian law, trade in securities of a Russian entity.

Any such legislative requirements or other measures targeting non-Russian shareholders or offshore holding companies of Russian businesses could materially affect rights of our shareholders.

Our business benefits from a strong brand. Failure to maintain and enhance our brand would materially adversely affect our business, financial condition and results of operations.

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

There has been speculation in recent months in the media based on an incorrect understanding of our approach to search results and of our data privacy policies, which are in line with those of our international peers. For example, we reported in January 2023 that we had experienced a cybersecurity incident in which fragments of our program code were discovered in the public domain, which indicated manual attempts to fix bugs in the service or to resolve problems with the algorithms (e.g., manual improvements of filtering criteria to eliminate inappropriate content such as child pornography, and insulting or offensive remarks). Although we have never exercised editorial control over the content we present in our search results, where our users can find anything they are looking for that is legally accessible in the user’s location, these disclosures created a mistaken impression that the search results we present were being inappropriately manipulated.

Such perceptions may cause tensions with the regulators and adversely affect our reputation, our ability to enter into arrangements with global partners and the value of our business.

The current environment and related uncertainty may result in increased turnover of personnel and increased compensation expense.

A key part of our success is our corporate culture and our ability to attract, maintain and motivate our key talent, management and executive staff. The current geopolitical circumstances (including, for example, the partial mobilization in Russia in September 2022) have created additional challenges for our team, both in Russia and internationally. We have taken steps to retain and motivate our team, but there is a potential risk of increased personnel turnover due to the current geopolitical situation, which could have an adverse effect on our operation.

Historically, equity awards formed a significant portion of the regular compensation of a large percentage of our team. The ongoing trading halt on Nasdaq has largely eliminated our ability to rely on equity awards for retention and motivation purposes. As a result, the cash component of our employee compensation significantly increased in 2022 and into 2023. Overall, the cash component of our employee compensation and may continue to be more significant in the medium term, which would weigh on our operational expenses.

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

Foreign ownership limitations in Russia have been in place in many sectors for a number of years. Applicable laws restrict foreign (non-Russian) ownership or control of companies involved in certain strategically important activities in Russia. In addition, a number of transactions and operations with persons that are registered, owned or controlled by persons (including states, legal entities, and individuals) in so called “non-friendly” countries that impose sanctions and restrictions on Russian legal entities and individuals now require special approval from the Government Commission for Foreign Investment Control, the Central Bank of Russia, or the President of the Russian Federation. Under current Russian law, the Netherlands is considered to be a “non-friendly” country, and our Russian subsidiaries are subject to the foregoing requirements in respect of their dealings with our Dutch parent company and a number of our companies in our group. Such requirements in respect of intra-group operations and relationships with international third-parties may adversely affect our operations.

These limitations, as well as potential additional limitations on foreign ownership or potential new limitations extended to our businesses, could have a material adverse effect on our group and the value of our business.

In addition, we completed a corporate governance restructuring in late 2019, which included the formation of a Public Interest Foundation that holds a priority (“golden”) share in Yandex N.V. and a so-called “special voting interest” in our principal Russian operating subsidiary, Yandex LLC. Although these interests are designed to provide targeted and specific governance rights, some of these rights are not precisely defined. It is possible that such rights might be interpreted broadly and unpredictably or in ways which we have not anticipated.

Risks Related to Our Current Governance and Ownership Structure

Although we implemented a restructuring of our corporate governance at the end of 2019, we may not be compliant with any legislation limiting foreign ownership or control that might ultimately be adopted. Any such non-compliance could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the trading price of our Class A shares.

We cannot assure you that our business will not become subject to new legislation that might ultimately be adopted with the goal of limiting foreign ownership or control of businesses in our sector or of strategically or systemically important Russian businesses generally. If our business becomes subject to, and is found not to be compliant with, any such legislation, we cannot assure you that enforcement actions against Yandex or our business by the Russian authorities will not be imposed. The imposition of such enforcement actions could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the value of our Class A shares. In addition, in the event that any such new restrictions are adopted, or if there is a perception that such restrictions might be forthcoming, our Board may determine that additional changes in our corporate governance structure are warranted in order to respond to such concerns and to protect the interests of our stakeholders. See also “Item 4. Information on the Company – Governance Structure”.

For example, on March 1, 2023, amendments to the Federal law “On Information, Information Technologies, and Information Protection” came into force. These amendments relate to the ownership structure of online classifieds services and require that control over such services should be exercised by Russian citizens who do not have dual citizenship. The development of the regulatory framework continues. The current ownership structure of our Classifieds services does not comply with the requirements of the new law, and if the strategic restructuring currently being considered by our Board cannot be completed in the medium term or the terms of the restructuring do not adequately reflect the requirements of the law, we may have to restructure control over this business.

The Public Interest Foundation that was formed in connection with our corporate governance restructuring has important rights in our corporate governance structure. These rights could be exercised in a manner that is different from what we expect or that is not in the interests of our Class A shareholders.

The Public Interest Foundation has limited and targeted rights, through the powers associated with its holding of the Priority Share in Yandex N.V. and a so-called “Special Voting Interest” in Yandex LLC. The board of the Public Interest Foundation, as well as the designated directors on the Yandex N.V. board and any interim General Director of Yandex LLC appointed by the Foundation in the circumstances set out in the charter of Yandex LLC, may take actions, however, that are not in the interests of our stakeholders, including our Class A shareholders, or decline to approve actions that would be in the interests of our Class A shareholders. These actions could include exercising a veto right over the nomination of four members of our Board in such a way as to prevent the nomination of persons whom the other members of our Nominating Committee and Board believe would best serve the interests of our company and our shareholders. Moreover, these directors, together with the two designated directors, could act in a manner that results in Board deadlocks on material matters, such as budget approvals, that restrict our flexibility or ability to operate. Further, if the Public Interest Foundation exercised its right to use the Special Voting Interest in Yandex LLC in a manner that is inconsistent with our expectations, or if it did so repeatedly, it could disrupt our operations and adversely affect the public perception of our business. Any such actions could have an adverse effect on our business, financial condition and results of operations and cash flows.

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

Our success depends on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm our business. We have experienced and expect to continue to experience interruptions and delays in service from time to time. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. The current geopolitical crisis and resulting export controls may materially adversely affect our access to international software and hardware suppliers.

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

Around the world, technology companies are operating in an increasingly uncertain and challenging environment, in part due to increased scrutiny from policymakers, regulators and the general public. Such scrutiny has included concerns about business practices, market presence and strategic direction. A number of our global peers, including Google and Facebook, have received scrutiny in different jurisdictions over business practices.

Restrictive trade practices in many jurisdictions, including the United States, have also made doing business more difficult for technology companies. In particular, in the current geopolitical environment, access to international technology in Russia has been severely restricted.

Should our business practices, market presence or strategic direction receive adverse scrutiny or experience increased regulation in any material market in which we operate, we may experience a material adverse effect on our business, financial condition and results of operations. For instance, additional regulation applicable specifically to technology platforms and ecosystems is being currently discussed in a number of jurisdictions. Any restrictive legislation in this sphere that may be enacted in Russia or in other countries where we operate may limit our flexibility in providing our services and adversely impact our operations.

We face significant competition, which could negatively affect our business, financial condition and results of operations.

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Belarus, Kazakhstan, Uzbekistan and Israel.

During 2022, we faced some changes in the competitive environment across our key businesses (especially in digital advertising), which was characterized by a reduction in the presence of global players in Russia (by their own decision or as a result of the actions of the regulator) and an increased competition with local players.

For many years we have considered Google to be our primary competitor. In addition to its search solutions, including voice search, Google offers online advertising, information and other search services similar to ours, including services similar to Yandex Direct. In March 2022, Google paused the sale of online advertising in Russia, including search, YouTube and outside publishing partners. Separately the Russian regulator Roskomnadzor blocked Meta services (Facebook and Instagram) in Russia. At the same time Google continues to run its search engine in Russia and we thus continue to compete with them in this field.

We believe that social networking sites, video platforms and online marketplaces are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic, which could result in increased competition for us.

We also face competition in our non-advertising businesses, for example:

●	Our ride-hailing service (including Yandex Taxi in Russia and other countries across CIS and EMEA) competes with ride-hailing operators such as Citymobil, as well as with a number of ride-hailing, on-demand transportation and traditional taxi companies, either at the federal level or in a specific location across Russia and CIS (for example, Maxim, Taksovichkof and others).
●	Yandex Market faces competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, and others.

We operate in a market characterized by rapid commercial and technological change. If our competitors are able to develop their technologies more quickly than we are, we may need to increase R&D investments in order to defend our market shares. We may face increased competition from new players and new technologies, for example new artificial intelligence offerings, such as ChatGPT.

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

We generate a substantial part of our revenues from advertising, which is cyclical and seasonal in nature.

Over the past several years, we have continued to diversify our business and, as a result, the share of our revenues generated from advertising declined from 69% in 2019 to 47% in 2021. In 2022, the share of the Search and Portal business unit, which includes advertising revenue, was 43% of the total revenues. According to the Association for the Development of Interactive Advertising, the volume of spending on online advertising in traditional segments in 2022 was flat compared with 2021, compared with growth of 24% in 2021 and 4% in 2020. After the withdrawal of many international advertisers from the Russian market from February 2022, we expect a slow recovery in advertising spending in 2023. At the same time, any reduction in online advertising expenditures or loss of advertisers due to economic or geopolitical conditions or for other reasons could significantly negatively affect our business, financial condition and results of operations.

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

We consider our ad partner network to be important for the continued growth of our business. Our agreements with our network partners are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to take market share away from us. If our network partners decide to use a competitor’s advertising services, our revenues would decline. Our ad network partners could also cease or limit providing us with advertising traffic due to the current geopolitical situation, including the introduction new economic sanctions for reputational reasons.

To expand our user base and increase traffic to our sites and mobile applications, we enter into arrangements with leading software companies and device manufacturers for the distribution of our services and technology. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements which may not be available to us expeditiously or on commercially reasonably terms.

Our most significant channel in 2022 was original equipment manufacturers, which preinstall our applications on their devices in Russia and/or on their mobile and desktop browsers. The market shares of smartphone brands fluctuate, which makes it important to continue our arrangements with all current key distribution partners, or enter into comparable arrangements with new distribution partners, particularly for the distribution of our search and other services on mobile devices. In the future, some of the existing partners may leave the Russian market, or existing and potential distribution partners may not offer or renew distribution arrangements on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Our business units face comparable risks. For example, if we are unable to attract or maintain a critical mass of Taxi partners, consumers, couriers, restaurants, grocery stores, whether as a result of competition or other factors, our ride-hailing and food delivery services could become less appealing to users, and our financial results could be adversely impacted.

Some of our businesses, in particular, Search and Portal and Plus and Entertainment Services, depend on our ability to license, acquire or create compelling content at reasonable costs. Failure to offer compelling content would harm our ability to expand our base of users, advertisers and network partners.

We license a significant amount of content from third parties, such as video content, music, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers, this would likely result in a loss of user traffic. Our ability to license content from international producers has been and may further be limited in light of the current geopolitical crisis. In addition, we may be required to make substantial payments to third parties from whom we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations. Furthermore, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and streaming platforms, as well as other media such as television, may be able to offer similar or identical content. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses.

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

Any successful expansion of our international operations will create additional risk for our business.

We have limited experience with operations outside Russia, and in 2022 derived only 5.1% of our revenues from international markets.

Our ability to manage our business and conduct our operations across a broader range of geographies, including a number of emerging markets in Africa and elsewhere, requires considerable management attention and resources and is subject to a number of risks relating to international markets, including the following:

●	significant changes in the political environment, including those arising from the ongoing and unpredictable geopolitical situation;
●	challenges caused by distance, language and cultural differences;
●	managing our relationships with local partners should we choose to adopt a joint venture approach in our international expansion efforts;
●	credit risk and higher levels of payment fraud in certain countries;
●	pressure on our operating margins as we invest to support our expansion;
●	currency exchange rate fluctuations and our ability to manage our currency exposure;
●	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;
●	legal risks, including potential of claims for infringement of intellectual property and uncertainty regarding liability for online services and content, and continuing tightening of the data processing regulations in the main jurisdictions of our focus;
●	adoption of new legislation and regulations, which may adversely impact our operations or may be applied in an unpredictable manner;
●	potentially adverse tax consequences;
●	unexpected changes in preferences and perceptions of our users and customers; and
●	higher costs and greater management time associated with doing business internationally.

In addition, compliance with complex and potentially conflicting foreign and Russian laws and regulations that apply to our international operations may increase our cost of doing business and may interfere with our ability to offer, or prevent us from offering, our services in one or more countries. These numerous laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, economic sanctions, anti-corruption and anti-bribery laws, internal and disclosure control rules, data protection, data retention, privacy and filtering requirements and labor relations laws. Violations of these laws and regulations may result in fines; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation and brand. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot assure you that our employees, contractors or agents will not violate our policies. Any such violations may result in prohibitions on our ability to offer our services in one or more countries, and may also materially adversely affect our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As our business matures and diversifies, and we are required to implement more complex organizational management structures, including those introduced in connection with the corporate governance changes we made in 2019, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. We operate a number of our services through separate business units, in order in part to maintain the “start-up spirit” and provide greater strategic and operational focus for these units. We also operate or have previously operated several of our business units as joint ventures with other parties and may establish new joint ventures in future. In such situations our efforts in maintaining our corporate culture may not be successful, which would adversely affect our business, financial condition and results of operations. In particular, the spin-off or disposal of any business units or establishment of future joint ventures and partnerships in the future may cause the loss of some of our clients or users, or disruption in the provision of the services being carved out and may require additional attention from our management.

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

Third parties have in the past attempted, and may in the future attempt, to use malicious applications to interfere with our services and may disrupt our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. Such an attack could also lead to the destruction or theft of information, potentially including confidential or proprietary information relating to our intellectual property, content and users. For example, if a third party were to hack into our network, they could obtain access to our search code or to user data. Because the techniques used to obtain unauthorized access, disable or degrade services, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

We maintain substantial security measures, which are managed by a sizeable and well-trained information security team. As a business we undergo regular security audits and penetration testing procedures, both internal and external, and offer a generous bug bounty program for external security researchers, in order to provide a comprehensive security and privacy protection program attested by numerous internationally recognized certifications. Nevertheless, we cannot guarantee that these measures will not be breached due to employee error, malfeasance, system errors or other unexpected vulnerabilities, fraudulent actions of outside parties, or otherwise.

In recent periods, and most notably since February 2022, we have faced a significantly higher number of cyber attacks, which have been more disruptive than previous attacks we have suffered. In March 2022, we discovered a data leak regarding Yandex Eats customer records. As a result of this leak, there have been several claims to date filed in the Russian courts in respect of compensation for moral damage. In January 2023, a further leak occurred, resulting in the disclosure of a partial archive of the Yandex source code repository. Although Yandex has to date found no evidence that personal information of its users or the performance of its services have been impacted, and although the published fragments of the code were outdated and differ from the version currently used by our services or were never actually used in operations, similar incidents could materially adversely affect our operations or our users.

To the extent we are not able to prevent security or cyber attacks like these, we may be exposed to a risk of loss of company information or user data, further litigation and claims made against us, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

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

Although we maintain a robust network of security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyber-attacks or attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and other potential disruptions. At the same time, our data centers are located in different geographical areas. Most of Yandex’s services may function in the normal course even when one of the company’s data centers is disconnected or lost. The occurrence of a natural disaster or other unanticipated problems at one or more of our data centers could result in lengthy interruptions in our service, or a pandemic, an outbreak of disease or similar public health concern, such as the recent coronavirus pandemic, or fear of such an event, could result in reduced customer traffic and consumer spending as well as a reduction of the equipment maintenance quality, partial or complete shutdown of equipment, labor shortages, delays in manufacturing and shipment of products, and possible interruptions in the provision of our services.

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

We rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. Our patent department is responsible for developing and implementing our group-wide patent protection strategy in selected jurisdictions, and to date we have filed more than 1,300 patent applications, of which more than 800 have resulted in issued patents. The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

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

With respect to any intellectual property rights claim, we may have to pay damages or compensation and/or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on commercially reasonable terms or at all and may significantly increase our operating expenses. We may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. If we cannot license or develop technology for any potentially infringing aspects of our business, we may be forced to limit our service offerings and may be unable to compete effectively. We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend, and which could adversely affect our business, financial condition and results of operation.

Unlike the video and other content that we license from third parties, the software, databases, algorithms, images, patentable intellectual property, trade secrets and know-how that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor’s agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright and related rights as well as rights to file patent applications with respect to such products and have the intellectual property rights required for their further use and disposal subject to compliance with certain requirements set out in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. We may not prevail in any such action and any successful claim, although unlikely to be material, could adversely affect our business and results of operations.

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

Additional recent legislation in Russia has introduced a system of information and website blocking measures both to prevent and stop copyright and related rights infringements and to prevent dissemination of illegal information, such as child pornography, content encouraging suicides and drug use, information on minors hurt by illegal actions and extremist information. The regulations generally require a request from a governmental authority to take down the allegedly infringing or illegal information prior to blocking a particular website. However, in some cases, such as dissemination of extremist information, access to such information can be blocked without notification or prior judicial scrutiny. Moreover, under recent legislative amendments a website may be blocked if the information published contains disrespectful and indecent statements about the society, state, Constitution or governmental authorities, or certain political statements. Additionally, the subjects who are accused of disseminating such statements can face administrative fines and criminal penalties. If we fail to identify the above-mentioned types of information and delete them from our websites in timely manner, our websites might be blocked and our business may be materially adversely affected.

For example, Russian legislation allows for permanent blocking of websites for repeated violation of copyright and related rights. A number of large websites have been blocked pursuant to this legislation so far, including, for example, a major hosting provider in Russia. We may be subject to unpredictable blocking measures, injunctions or court decisions that may require us to block or remove content and may adversely affect our services and operations. In addition, to ensure compliance with such laws, we may be required to commit greater resources, or to limit functionality of our services, which may adversely affect the appeal of our services to our customers. Although we believe that we are in full compliance with applicable laws, the application of new norms by government authorities might be sometimes inconsistent or unpredictable.

New legislation and regulations may impose additional requirements on us and our operations and lead to material legal liability, which can be difficult to foresee or limit. For instance, the Digital Services Act (DSA) came into force on November 16, 2022. The DSA applies extraterritorially and will apply to all services that are provided to users in the EU, regardless of the location of the companies that provide such services. This means that the DSA will apply to some Yandex services. Most of the DSA rules will come into force in February 2024 although some have already been implemented. Under this legislation, certain online service providers were required to publish by February 17, 2023 and at least once every six months thereafter, information on the average active monthly recipients of the services in the EU, with respect to each online platform or online search engine it operates. Yandex has fulfilled this obligation for services that may fall under DSA regulation to date. In addition, Yandex is not subject to the very large online platform (VLOP) regulations, since no Yandex service meets the VLOP criteria, although this criteria or our fulfilment of it may be subject to change in the future.

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

If social or other networks or software providers take steps to prevent their content or documents in their formats from being searchable, such content would not be included in our search results even if the content was directly relevant to a search request. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites, in their networks or documents in their format and provide links thereto in our search results. If these parties also compete with us in the search business, they may give their own search technology a preferential ability to search their content or documents in their proprietary format. Any of these outcomes could adversely affect our brand, business, financial condition and results of operations.

Our business may be affected by new AI models and products based on them.

We are observing the rapid advancement of a new generation of large language models, such as ChatGPT and GPT-4, that are capable of generating high-quality content, including responses to search queries. A number of companies, such as Microsoft and Google, have already announced plans to integrate these new AI models into their products. We view this risk from two perspectives. First, developing new language models requires substantial computing resources and training expertise. We could fall behind our competition. To avoid this, we are making the training of new models a top priority. We are also investing in more computing resources. Additionally, we are assembling a diverse team to work on this project, including our best ML engineers, analysts, and developers. Second, the redistribution of search queries to our new AI-based product formats may require us to restructure our tools or may change our ability to monetize ad-based products. We are therefore already seeking to develop new monetization mechanisms that are not susceptible to this risk. We may not be successful in meeting these challenges, which may adversely impact our search share and advertising revenues.

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

As we expand our services, we will need to continue to invest in new technology infrastructure, including data centers. We may have difficulty in continuing to expand our infrastructure to meet increased demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies. Moreover, in the current geopolitical environment, we may be unable to acquire the required server capacity or upgrades from international suppliers. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

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

We regularly acquire other businesses, technologies and teams. The acquisition and integration of new businesses, technologies and people pose significant risks to our existing operations, including:

●	additional demands placed on our management, who are also responsible for managing our existing operations;
●	increased overall operating complexity of our business, requiring greater personnel and other resources;
●	difficulties in expanding beyond our core expertise;
●	significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses;
●	legal risks (including potential claims of the counterparty or of third parties), which may result from our lack of expertise in the field of the target’s business, incomplete or improper due diligence, misrepresentations by counterparties, and/or other causes; and
●	risk of delays and interruptions in cash transfers to and from Russia due to compliance requirements of the banks.

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

Customer complaints or negative publicity about our services or those offered by us (including services offered by our business units) or breaches of customers’ privacy or of our security measures, could diminish consumer confidence in and use of our services. Measures we implement to combat risks of fraud and breaches of privacy and security may be viewed as onerous by our customers or those of our joint ventures and damage relations with them. Alternatively, should breaches of customers’ privacy or of security measures occur, we could be subject to investigations and claims from governmental bodies, as well as from our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability or that of one or more of our joint ventures. Any inability by us or our joint ventures to manage or train our or their customer service representatives properly could compromise our or their ability to handle customer complaints effectively. In the event we or one of our joint ventures fails to maintain effective customer service, our reputation may suffer, and we may lose our customers’ confidence, which may in turn adversely affect our business, financial condition and results of operations.

We are continuing the construction of our new headquarters and data centers, which involves significant risks, including those beyond our control. Construction delays and cost increase may result in material expenses and distraction of management attention and may be exacerbated by restrictions and prohibitions on the supply of construction and finishing materials, engineering and other equipment into Russia.

In 2018 we acquired a property site for a new Moscow headquarters situated at 15 Kosygina Street. Although construction is underway, we may face difficulties in managing the construction process, which may be further exacerbated by the current geopolitical and macroeconomic circumstances, including an inability to obtain supplies or services from international parties. If the construction is not finished by the time our current lease expires, we may need to negotiate a new lease for our current or future premises, and may be unable to secure favorable terms, or may be required to agree to rent denominated in, or linked to, U.S. dollars, which would subject us to foreign exchange risk, or incur other significant expenses associated with the continuation and completion of construction.

We are also continuing the modernization of our existing data centers and the construction of a new data center in Kaluga. Despite the fact that we have purchased the necessary equipment, we cannot exclude logistical risks that may be beyond our control, which may lead to additional costs and an increase in the project implementation time.

We may continue to face risks related to the COVID-19 pandemic and other health epidemics or related crises.

The COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities globally, including in Russia. On the back of relaxed pandemic-related restrictions starting in the second half of 2020, our businesses and the broader economy have strengthened and continued to do so throughout 2022. However, our businesses may continue to be affected by the economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis.

The extent to which the COVID-19 crisis impacts our results in any given period will depend on future developments, which are still uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and any future variants, and the actions taken to contain the virus or treat its impact. These developments may also lead to changes in estimates and assumptions that affect the reported amounts of our assets and liabilities, and actual results could differ from those estimates. Any renewed, prolonged or intensified disruption to normal economic activity or to our businesses could have a material adverse impact on our financial condition and results of operations.

Additional Risks Related to Regulatory Matters

New regulations and restrictions adopted in 2022 may adversely affect our operations.

Throughout 2022, a number of decrees by the President of the Russian Federation were issued which have been designed to ensure the financial stability of the country in light of international sanctions imposed upon Russia and the ongoing geopolitical situation generally. Pursuant to these Presidential decrees, there are severe restrictions on the transactions between Russian parties and entities or persons from “non-friendly” states, being those states that are applying restrictive measures and economic sanctions against Russia. Such transactions are now only permitted with the express consent of the Government Commission for Foreign Investment Control. We expect that the requirement to obtain such consent from the Government Commission could impede our ability to transact with other businesses, partners and our customers, in addition to the possibility that such consent could be denied and restrict our ability to transact with international parties altogether. Failure to obtain such permissions may significantly complicate and materially adversely affect our business and operational results.

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

In 2022, we continued to develop our FinTech businesses, which are subject to significant additional regulatory requirements with which we have not previously been familiar. Such operations are subject to supervision and potential investigation by the relevant financial regulators in Russia. We cannot exclude the possibility that legislation concerning various fintech products will become more stringent, including in its scope services that are currently not regarded as banking services and, thus, remain unregulated.

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

Our group companies are subject to routine inspections by the competent authorities. If any inspections result in the determination that companies in our group fail to comply with the applicable data protection legislation, we could experience financial and reputational losses and could be restricted from providing certain types of services until we comply with the requirements.

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

Additionally, “organizers of information distribution” (i.e., parties that ensure the operation of information systems or computer software which are intended or used to receive, transmit, deliver and/or process electronic messages of internet users) are required to notify the relevant Russian authority about the commencement of their operations and must retain a broad range of data relating to and generated by their users for a period of time, which must be provided to the authorities at their request. Some of our subsidiaries operating in Russia have notified the relevant Russian authority that they act as an organizer of information distribution with respect to some of the services they provide. Organizers of information distribution that use encryption when delivering or processing electronic messages are required to provide the security authorities with information necessary for decoding the delivered or processed messages. Compliance with these requirements may require significant expenditures by us, including additional data centers, servers and other infrastructure or software development. Data retention may also harm our reputation with users. If we fail to comply with the above requirements, the Russian authorities can block access to our services in Russia.

Companies are also required to store all personal data of Russian users in databases located inside Russia. Ongoing compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, could lead to legal liability in other jurisdictions and limit the functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data related to their users and that may elect not to comply with such requirements in Russia.

Under the Law “On Identification and/or Authentication of Natural Persons with the Use of Biometric Personal Data” dated December 29, 2022, significant organizational and technical requirements and restrictions apply to businesses that process biometric personal data through their information systems for identification and/or authentication purposes.

The majority of the regulations implementing this new law have not yet been adopted. However, this law could significantly affect Yandex’s ability to use biometric data in the process of providing its services. Another draft law relating to liability for personal data breaches has been discussed recently but has not yet been officially published. If such a law is enacted, we can anticipate that the enforcement of the legislation could provide for high fines or other types of significant liability in the event of personal data breaches. In the event that this risk materializes, it may affect

Yandex’s services.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws in other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. For example, the General Data Protection Regulation (the GDPR) came into force in May 2018 in the European Union. Although we have only modest operations in the EU and therefore our exposure under the GDPR is generally limited, we believe that we are taking all necessary steps to comply with the GDPR. However, if we fail to interpret all the requirements of the GDPR in accordance with the official interpretation, we may be held liable for non-compliance. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to the production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability and other adverse consequences. Further, current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

The competent authorities could determine that we hold a dominant position in one or more of our markets and could impose limitations on our operational flexibility that may adversely affect our business, financial condition and results of operations.

Applicable antimonopoly legislation in the markets in which we operate imposes restrictions on companies that occupy a dominant position in a given market. The competent authorities in Russia or the other countries in which we operate might from time to time investigate the internet or online advertising industries, the ride-hailing business or other sectors in which we operate, and may conclude that, given our market share, we hold a dominant position in one or more of these markets. Additionally, from time to time we receive information requests from the Russian Federal Antimonopoly Service (FAS) related to certain of our services. If the FAS deems that we hold a dominant position in one or more of the markets in which we operate, this could result in limitations on our future acquisitions and a requirement that we pre-approve with the authorities certain changes to our standard agreements with advertisers and Yandex Advertising Network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as an abuse of a dominant market position.

Any proven abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our prior year annual revenues in the relevant market. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

See also “Risks Related to Our Business and Industry”.

Risks Related to Tax Matters

Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.

Russian tax, currency and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, our interpretation of such tax legislation may be challenged by the relevant authorities. Russian tax legislation largely follows the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and increased geopolitical risks, the authorities are taking a more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be questioned by the authorities. High-profile companies such as ours can be particularly vulnerable to such assertive positions of the authorities. Although we believe that our interpretation of relevant legislation is appropriate and is in accordance with existing court practice, if the authorities were successful in enforcing differing interpretations, our tax liability may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheet. We believe our tax position is consistent with the tax laws in the jurisdictions in which we conduct our business, however, the determination of our worldwide provision for tax liabilities, including digital tax, requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain and we are subject to regular review and audit by both domestic and foreign tax authorities. Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out. Tax years 2020, 2021 and 2022 are currently open for tax audit of our principal Russian subsidiaries.

Although the quality of Russian tax legislation has generally improved since the introduction of the first and second parts of the Russian Tax Code, the possibility exists that, in light of the current macroeconomic environment and potential budget deficits, the Russian government may impose additional taxes and penalties in the future, including potential “windfall” taxes, which could adversely affect our business, financial condition and results of operations. In addition, we have in the past benefited from certain tax benefits available to IT companies in Russia. In light of the current macroeconomic circumstances, it is possible that the authorities may challenge or limit the applicability of such benefits, including in prior periods, and may abolish such benefits in the future.

There have also been significant developments and proposed changes in recent periods to international tax laws that increase the complexity, burden and cost of tax compliance. The Global Tax Reform plan (Pillar One and Pillar Two) was adopted in 2021 by 137 countries. EU countries committed to implement the necessary changes in 2024, although the implementation plans of the tax authorities across all other countries adopting the reforms are not clear. Although we do not expect this reform to have a significant impact on our business, further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

International expansion of our business may create new tax challenges in the changing tax environment. The European Union has recently added Russia to its ‘black list’ of non-cooperative jurisdictions. Although we do not anticipate immediate tax effects of this decision, we expect that this move will lead to increased scrutiny from the European tax authorities of our compliance with applicable tax measures and could result in an increased tax burden in the future.

In 2022, the Russian Federation has terminated the double tax treaty which had been in place with the Netherlands and announced further plans to revise other treaties to which it is currently a party. Although no further action was announced in 2022, the revision of any of the Russia’s treaties, particularly with respect to tax and financial issues, could impair our ability to invest abroad and repatriate profits.

In 2022 and into 2023, a number of our employees have worked remotely from locations around the world. Although we believe that we pay all required employment taxes in all jurisdictions where we have our offices and hubs and that international remote-working should not lead to company taxation in these jurisdictions, tax authorities in other countries may take very different views on how those working abroad should be taxed, which could increase our tax liability and/or require us to increase our compensation or benefits.

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

In addition, since February 2022 the Russian government has imposed a number of restrictions that may limit our ability to upstream funds from our Russian subsidiaries to our Dutch parent or may impose penalties or additional taxes in connection with any such transfers.

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

On the back of geopolitical tensions and macroeconomic events in Russia since the end of February 2022, the value of traded securities of companies with significant operations in Russia has been adversely affected, including our Class A shares. Trading in our Class A shares on Nasdaq has been subject to a trading halt since February 2022, and in March 2023 the Listing Qualifications Staff of Nasdaq notified us that it had determined that our securities would be delisted from the Nasdaq Stock Market as of March 24, 2023, unless we appeal such determination. On March 21, 2023, Yandex N.V. submitted a request for a hearing to appeal such determination. A hearing will be held in late April 2023, and the delisting of Yandex N.V. Class A shares will be stayed pending the issuance of a written decision of the hearings panel. Until then the trading halt that was implemented on February 28, 2022, remains in effect. Even if such appeal is successful and our Class A shares are not formally delisted, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume on Nasdaq or over-the-counter. If such appeal is not successful, we may pursue the further appeals available under the Nasdaq Listing Rules. Although trading in our shares resumed on the Moscow Exchange in late March 2022 following a suspension, only a limited number of our shares are available for trading on that market at this time, and non-Russian investors from “non-friendly” countries are not permitted to trade. See also “Our shareholders currently have limited or no liquidity in our shares.”

Generally, the market for technology and other growth companies has experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. These broad macroeconomic, geopolitical, market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

If and when (if at all) our Class A shares resume trading on Nasdaq in the ordinary course, or commence trading over-the-counter, the trading price may be volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

●	macroeconomic and geopolitical developments, including in connection with the current geopolitical crisis;
●	developments specific to technology businesses, the internet and online advertising both in Russia and globally;
●	any proposed or adopted legislation in Russia that would impose limitations on foreign ownership or control of our business;
●	changes or proposed changes in the regulation of our services by the applicable government authorities, including with respect to operational requirements and governance;
●	market rumors which may negatively impact the price of our Class A shares;
●	quarterly variations in our results of operations or those of our competitors;

●	fluctuations in our share of the internet search market or our other markets;
●	announcements of technological innovations or new services and media properties by us or our competitors;
●	the amount of advertising purchased or market prices for online advertising;
●	the emergence of new advertising channels in which we are unable to compete effectively;
●	the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;
●	the numbers of users of our other services, and the volume of their activity on our services;
●	changes in governmental regulations, in particular those applicable to regulation of online business in Russia and globally;
●	disruption to our operations or those of our partners;
●	our ability to develop and launch new and enhanced services on a timely basis;
●	commencement of, or our involvement in, litigation;
●	any major change in our directors or management;
●	changes in earnings estimates or recommendations by securities analysts;
●	our ability to compete effectively for users, advertisers, partner websites and content;
●	the operating and stock price performance of other companies that investors may deem comparable to us;
●	fluctuations in the exchange rate between currencies, including the Russian ruble and the U.S. dollar;
●	general global or Russian economic conditions and slow or negative growth or forecast growth of related markets; or
●	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The concentration of voting power with our principal shareholders, together with the Priority Share held by the Public Interest Foundation, limits your ability to influence corporate matters, while a loss of voting control by our principal shareholders could affect the direction of our company.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of March 31, 2023, a family trust established by our founder, our directors (and their affiliates) and our principal non-institutional shareholders together own 95.54% of our outstanding Class B shares and 2.28% of our outstanding Class A shares, representing in the aggregate 51.04% of the voting power of our outstanding shares. Mr. Volozh, our founder, was personally sanctioned in the EU on June 3, 2022, and he immediately stepped down from his board and executive positions. Mr. Volozh is the settlor of a trust for the benefit of his family, which holds Class B shares representing a 45.1% voting and an 8.5% economic interest in Yandex N.V. He is not a controlling shareholder of Yandex. Mr. Volozh has irrevocably undertaken not to instruct the trustee as to how to vote such shares going forward. Pursuant to the terms of the trust, the trustee will vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent members of the Board of Directors.

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

Our Board of Directors and the holder of our priority share have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. We follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Due to the current geopolitical situation, trading in our Class A shares on Nasdaq remains subject to a trading halt. Depending on how the situation develops, Yandex’s obligations to comply with corporate governance requirements may change.

We do not comply with all of the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ Global Select Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). The DCGC requires that companies either “comply or explain” any non-compliance and, in light of our compliance with NASDAQ requirements and as permitted by the DCGC, we have elected not to comply with all of the provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Risks for U.S. Holders

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2022 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive foreign investment company considerations.”

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.

We have only very limited operations in the United States, most of our assets are located outside of the United States, our company is incorporated in the Netherlands, and most of our directors and senior management are located outside the United States. As a result, it may be difficult to serve process on us or persons within the United States. Although arbitration awards are generally enforceable in Russia and the Netherlands, and Russian courts may elect to enforce foreign court judgments as a matter of international reciprocity and judicial comity, you should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in Russia or the Netherlands. There is no mutual recognition treaty between the United States and the Russian Federation or the Netherlands, and no Russian federal law or Dutch law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia or the Netherlands.

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

Item 4. Information on the Company.

History and Development of the Company; Organizational Structure.

Our founders began the development of our search technology in 1989 and launched the yandex.ru website in 1997. Our principal Russian operating subsidiary, Yandex LLC, was formed in 2000, as a wholly owned subsidiary of our former Cypriot parent company. In 2007, we undertook a corporate restructuring, as a result of which Yandex N.V. became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands (tel: +31 (0) 20 206 6970). The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel: +7 495 739 7000).

Our company became profitable in 2003 and its revenues grew continually up to and throughout the 2022 financial year. In May 2011, Yandex went public on the NASDAQ stock exchange, under the ticker YNDX, and subsequently listed on the Moscow Exchange in June 2014. On February 28, 2022, Nasdaq and the New York Stock Exchange halted the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Class A shares. On March 15, 2023, Yandex N.V. received the notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq which determined to delist the company’s securities from the Nasdaq Global Select Market on the back of the continued geopolitical circumstances affecting Russia and their potential impact on the company, exercising its broad discretionary authority under Nasdaq Listing Rule 5101 to delist securities. On March 21, 2023, Yandex N.V. submitted a request for a hearing to appeal such determination. A hearing will be held in late April 2023, and the delisting of Yandex N.V. Class A shares will be stayed pending the issuance of a written decision of the hearings panel. Until then the trading halt that was implemented on February 28, 2022, remains in effect. Trading on the Moscow

Exchange continues, however the international settlement systems remain closed for trading in rubles and in securities of Russian businesses. The liquidity of our shares on the Moscow Exchange remains limited to the number of shares held in the Russian clearing system.

For a discussion of our principal acquisitions in 2022, see “Operating and Financial Review and Prospects — Key Recent Acquisitions”.

Business Overview

Below, we provide an overview of our operations in 2022. The ongoing geopolitical crisis continues to raise critical challenges for our company and business. See also Introduction and Explanatory Note” and “Risk Factors — Risks Related to the Current Global Political, Regulatory and Economic Environment, and — Risks Related to Our Business and Industry.”

Our Business

Yandex is a technology company that builds intelligent products and services powered by our machine learning and other technologies, with the goal of helping consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. We have also developed market-leading on-demand transportation, delivery and navigation services and products, and have expanded into e-commerce, entertainment and cloud computing markets to address the needs of customers in Russia and number of international markets. We also operate a subscription loyalty program, Yandex Plus, linking many of the services in our ecosystem. As of the end of December 2022, Yandex had over 30 offices in 11 countries.

Although we continue to derive a substantial part of our revenues from online advertising: our core segment Search and Portal accounts for only 43% of the total group revenues in 2022 compared with 46% in 2021. We enable advertisers to deliver targeted, cost-effective ads, including performance-based, brand and video advertising formats across different platforms, that are relevant to our users’ needs, interests and locations. We serve ads on our own search results and other Yandex webpages, as well as on thousands of third-party websites that make up our Yandex Advertising Network.

Among non-advertising businesses the largest by share in total group revenue are Mobility, E-commerce and Plus and Entertainment Services, which together account for 49% of our revenue in 2022 compared to 46% in 2021.

Our principal businesses are organized in the following segments (as of December 31, 2022):

●	Search and Portal, which includes Search, Geo, Yandex 360, Weather, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan. We offer a broad range of world-class, locally relevant search and information services that are free to our users and that enable them to find relevant information quickly and easily;
●	E-commerce, Mobility and Delivery includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (acquired in September 2022); and (iii) our other O2O businesses, including Yandex Delivery, our last-mile logistics solution for individuals, enterprises and SMB (small and medium business); the ready-to-eat meal services of Yandex Eats and Delivery Club Food Delivery; Lavka Israel, our hyperlocal convenience store delivery service; and Yandex Fuel, our contactless payment service at gas stations, as well as several smaller experiments;
●	Plus and Entertainment Services, previously referred to as Media Services, including our subscription service Yandex Plus, our entertainment services (Yandex Music, Kinopoisk and Yandex Afisha) and our production center Plus Studio, previously referred to as Yandex Studio;

●	Classifieds, including Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel; and
●	Other Business Units and Initiatives, including our self-driving vehicles business (Yandex Self-Driving Group B.V. or SDG), Yandex Cloud, Yandex Education, Devices and TV, FinTech, RouteQ and number of other experiments as well as unallocated corporate expenses.

In September 2022, Yandex completed the sale of the news aggregation platform and Zen infotainment service, together with the acquisition of 100% of the food delivery service Delivery Club. The transaction marked a strategic decision by the group to exit media businesses (other than entertainment streaming).

For a detailed description of our operating segments for financial reporting purposes, see Item 5, “Operating and Financial Review and Prospects”.

We introduced a number of changes to our segmental reporting from the start of 2023, including: (i) the transfer of Yandex 360 and Alice voice assistance from the Search and Portal segment to the Yandex Cloud and Devices and TV businesses, respectively (both included in the Other Business Units and Initiatives category) and (ii) the transfer of RouteQ from the Other Business Units and Initiatives category to the Delivery business in the E-Commerce, Mobility and Delivery segment.

Search and Portal

We offer a broad range of world-class, locally relevant search and information services that are free to our users and that enable them to find relevant information quickly and easily.

Yandex Search

Our search engine offers almost instantaneous access to the vast range of information available online, subject only to local legal restrictions with respect to the blocking of specified websites entirely in Russia. We utilize linguistics, mathematics, machine learning and AI to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to our users. Our organic search results are ranked by computer algorithms based exclusively on relevance (aside from infrequent manual attempts to fix bugs in the service or to resolve problems with the algorithms; for example, manual improvements of filtering criteria to eliminate inappropriate content such as child pornography and insulting or offensive remarks), and we clearly segregate organic results from paid results to avoid confusing our users. We do not exercise editorial control over the content of our search results.

According to Yandex Radar, our total search share reached 61.9% of all search traffic in Russia in 2022, up from 59.2% in 2020 and 59.8% in 2021, which was driven by share growth on both desktop and mobile devices. In 2022, our search share on desktop and mobile reached 71.0% and 57.9%, respectively. We continued to gain share in mobile search, reaching 61.4% on Android and improving our share to 47.6% on iOS in 2022 (from 59.2% and 42.8% in 2021, respectively). In February 2023, our search share averaged 73.1% on desktop and 59.1% on mobile, with mobile search share of 62.5% on Android and 49.1% on iOS. Also, we further improved mobile monetization in 2022. The percentage of our total search traffic generated from mobile devices averaged approximately 68% in Q4 2022 compared with 64% in Q4 2021, while the percentage of our search revenues generated from mobile devices increased to approximately 60% in Q4 2022 from approximately 57% in Q4 2021.

In 2022, Yandex introduced Y2, a new version of our search engine. The key search improvements included the ability to search by objects, a new aggregated search history organized by topics, video translation, including the translation of real-time streams, and the launch of designated children’s accounts. Also, as a result of the integration of the CS YATI neural network transformer, Y2 search engine better responds to the questions of users, including developers and machine learning specialists. The neural network considers 1.5 times more parameters compared to YATI, which was launched two years ago.

In June 2022, Yandex published YaLM 100B, a GPT-like bilingual neural network for generating and processing text, in open source. We will continue leveraging our technological expertise in developing in-house language models and in-house AI training capabilities to further advance our AI models.

Following our strategic exit from media businesses (other than entertainment streaming) we have sold our news aggregation platform and Zen infotainment service to VK. As a result of this transaction our previous main page yandex.ru, with News and Zen, was renamed to dzen.ru and is now controlled and further developed by VK. We have introduced our new main page, ya.ru, which became the key entry point into Search (the core service), Mail and other non-media services.

Yandex Search App

Enhanced with Alice, the first conversational voice assistant on the Russian market, the Yandex Search App integrates Yandex’s must-have services into one app, including Search, Maps, Weather and many others, available on Android and iOS platforms.

Yandex Browser

Our Yandex Browser is our browser for computers, Android and iOS smartphones and tablets with built-in “Protect” technology, which checks all downloaded files for viruses, warns users about dangerous websites and online stores (whereby Yandex Browser prevented users from accessing suspicious websites approximately 70 million times throughout 2022), encrypts users’ passwords with strong cryptography, and ensures safe payments.

In 2022, Yandex Browser introduced a unique technology of translation of real-time video streaming on YouTube. Five neural networks are principally responsible for the translation of video-streams, which recognize audio and turn it into text, determine the gender of the speaker, place punctuation marks and extract semantic fragments from the text for further translation and voiceover. Currently the video translation on YouTube is available in five languages. We also integrated our video translation technology with the educational platform Coursera.

The combined share of our desktop and mobile visits processed through Yandex Browser in Russia reached 31.2% in February 2023, according to Yandex Radar.

Geolocation Services

Our Geolocation Services integrate Yandex’s advanced technologies (including mapping, cartography, and navigation) to provide a broad range of services across Russia, other CIS countries and Turkey. We focus on the development of logistics and routing solutions for individual users and businesses. Our Geolocation Services include Yandex Maps and Yandex Navigator. We monetize our Geolocation Services through online advertising, licensing and transaction services.

Yandex Maps provides high-quality, detailed maps of Russia, Turkey, and other countries where we operate our ride-hailing service. The monthly audience of the service amounted to 30 million monthly average users in the mobile app, 23 million on the website and 49 million in mobile browsers in December 2022 across Russia. Yandex Maps offer users panoramic views, navigation for all forms of transport including scooters, public transportation routes, driving directions with voice controls and turn-by-turn navigation. We continue to develop Yandex Maps to integrate new features, such as optimization of routes with several stops, marking the availability of the facilities and locations for people with limited mobility, offering booking services at different venues directly from the app, among others. In 2022, we also launched detailed 3D building-models and began offering users relevant dining and entertainment spots as well as other locations based on the individual’s interests.

We use our technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback. Yandex Maps is also available via application programming interfaces, or APIs, which allow developers to embed and use our interactive maps in third-party websites and applications, as well as to add extra layers of information; for example, to create a map showing the specific location of a certain restaurant or a hotel.

We also offer Yandex Navigator, which integrates our AI assistant Alice. Yandex Navigator provides turn-by-turn navigation, incorporates a voice input function, speed limit warnings, parking information and information about accidents or road works. It is one of Yandex’s most popular mobile apps in terms of usage, with 32 million monthly average users including CIS and Turkey in December 2022.

Our map-based apps allow offline businesses to place ads in native formats (adapted for different scenarios on the map), offering advanced ad targeting capabilities. We monetize Yandex Maps through contextual and location-based advertising, while Yandex Navigator is monetized through display advertising. Such advertising can help smaller businesses stand out among competitors, and large brands stimulate sales in stores that might be experiencing lower sales. Also, we are developing a transactional model in Yandex Maps with services such as taxi orders and fuel payments available through the appropriate apps.

Voice assistant Alice

Alice is the first conversational intelligent assistant launched in Russia and is currently the most popular and widely recognized one in that market. Alice helps its users in many different scenarios to manage daily tasks, such as setting an alarm and scheduling reminders for important events, ordering a taxi, using radio-nanny mode and controlling an individual’s ‘smart’ home. It is also widely used for entertainment, such as turning on Yandex Music and radio stations, and composing generative tales together with children and others. Cutting edge acoustics and language models help Alice understand the speech and semantics of a user query at a near-human level, differentiate users by their unique voice or age group and adjust its own tone of voice if needed (e.g. whisper).

Alice is not limited to predefined scenarios for everyday life and can indulge in a conversation about almost anything. This ‘chit-chat’ conversational mode is recognized by millions of users and builds a unique emotional connection with the voice assistant. We enhance user experience by enabling Alice to demonstrate different emotions using her voice and visually on devices’ screens.

As of December 2022, there were over 53 million monthly Alice users across various touch points such as the Yandex Search app and Yandex Browser, our smart devices and navigational apps.

Other Products and Services

Our Search and Portal segment includes a number of other products and services, the key ones of which are the following:

●	Yandex 360 unites our various productivity tools, such as Yandex Mail, Yandex Disk, our cloud-based storage service, Yandex Telemost, our video conferencing service, Yandex Documents, our online documents editor launched in 2021, Yandex Calendar, Yandex Messenger and Yandex Notes to help users with correspondence, time tracking, document management and conferencing services. More features are available with a Yandex 360 subscription, including Yandex 360 for Business, our solution for a virtual team;
●	Yandex Weather, offering hyperlocal, real-time weather information based on our proprietary weather forecasting technology, which handles data processing from thousands of instruments on earth and space (including real-time customer reports), powered by machine learning;
●	Yandex Q is a Q&A platform where more than 15,000 experts in science, medicine, economics, education, art and many other areas of life share their knowledge with users in the format of questions and answers.

Our Monetization and Advertiser Services

We offer a variety of ad formats to our advertisers, including performance-based, brand and video advertising formats.

Performance-based ads are principally targeted to a particular user query on our search engine result pages, and on the search result pages of our partners, as well as to the content of a particular website or mobile app being viewed, or to user behavior or characteristics. Such ads are clearly marked as paid advertising and are separate from our organic search results and non-advertising content.

Most of our revenues are generated from performance-based advertising, on a pay-per-action basis and a pay-per-click basis (in which the share of a cost-per-action (CPA) optimization is growing, where an action can be a purchase, a click, a call etc.). A further portion of revenues is generated from brand advertising and video advertising, based on the number of impressions delivered. We actively monitor the ads we serve, both automatically and manually, to help ensure the relevance of the ads as well as compliance with applicable laws.

Yandex Direct

Yandex Direct is our auction-based advertising placement platform, which uses auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex Direct lets advertisers cost-effectively deliver relevant ads targeted at particular search queries or content on websites and mobile applications of Yandex or third-parties in the Yandex Advertising Network.

Performance-based ads on our desktop search engine results page (SERP) appear in one of two general categories: top of the page, appearing above the organic search results; and bottom of the page, which appears either below the organic search results or the right-hand block located to the right of the organic search results. Advertisers bid for the amount of traffic they want to purchase, instead of traditional bidding for a specific ad placement block. Yandex Direct continues to use a Vickrey-Clarke-Groves (VCG) auction to serve ads on our SERP.

During 2022, we continued to focus on the further development of automated strategies, improvement of advertising products for SMB clients and development of advertising products for e-commerce players. We believe these initiatives helped us to maintain solid advertising revenue growth and translated into market share gains amid changes in the competitive landscape throughout 2022; we have seen some international companies leaving the market and have also witnessed a growth in competition with local players such as marketplaces, classifieds and others.

We launched our Fixed Cost Per Action (CPA) model for Yandex Direct in the second quarter of 2020, which allows any business, regardless of size or industry, to pay a specific price for targeted user actions, like placing an order on the website or filling out a request, and in which ad bidding is optimized for this specific targeted action. This model is aimed at better customization (providing more options for settings), simplification of the usage of advertising strategies and higher ad efficiency for our clients. This includes application of the neural network on graphic processor units to improve targeting, clicks and conversions prediction. In 2022, we enhanced our strategies with offline data on clients’ conversions uploaded through the Conversion Center and expanded them across a wider range of our advertising instruments (among others, including Campaign Master, our instrument for beginners to set-up and run ad campaigns on Yandex Direct). These advancements further improve the transparency and efficiency of CPA strategies, while positioning Yandex to expand its advertising client base and increase its share of wallet in the market. Our share of conversion-oriented strategies grew throughout the year and reached 49% of total Search and Portal ad revenue and 68% of Yandex Advertising Network revenue as of the end of Q4 2022.

The SMB segment remained an important focus area and growth driver for Yandex’s ad business in 2022. We continued to develop special easy-to-use advertising products for small and medium-sized businesses, including our Yandex Business Subscription. This product allows clients to maximize efficiency from advertisements for a fixed amount of money with minimal engagement from their side, providing access not only to Yandex Direct, but also to partner properties to generate more effective leads.

In order to seize opportunities in the E-commerce segment, in 2022, we continued to develop powerful advertising formats and instruments for our clients to enhance their GMV growth. We saw positive results in Yandex Products Search, which we launched in the first quarter of 2022. It consists of organic search results as well as a monetized Product Gallery just under the search bar, both of which feature product cards from different sellers. The Yandex Product Search tab has already delivered solid GMV to online stores and we have already seen particular interest from our SMB users.

As of December 2022, every fifth e-commerce client has used the Product campaign, an automated advertising instrument to promote goods and online stores, which we launched in beta testing in Q1 2022 and released from beta in November 2022. Another example of our ad product development is Carousel, the set of clickable product cards embedded within a video ad, which can lead the customer to a web page for a certain product. During the first months of beta testing, Carousel demonstrated strong demand from clients and delivered solid dynamics in CTR (click-through-rate) and CR (conversion rate).

All of these efforts contributed towards having double the number of Yandex Direct clients in the E-commerce segment at the end of the year, compared to the end of the previous year.

Yandex Advertising Network

Our Yandex Advertising Network partners include search websites and apps, for which we provide search capabilities, as well as contextual network partners, where we serve ads on websites and apps, based on user behavior or characteristics or website content.

We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex Advertising Network, our partners can deliver performance-based, brand and video ads on their search results pages or websites. Our advertising algorithms use CatBoost and our proprietary neural network technologies, which optimize the clickthrough and conversion rate on our network through improved click and conversion prediction. We screen applicants for the Yandex Advertising Network and favor resources with high-quality content and stable audiences to offer advertisers high-quality traffic.

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

Mobile Advertising

We offer our advertisers the ability to display ads on mobile versions of Yandex services, including Search and our Advertising Network partner websites, as well as in mobile applications, including our Yandex Search App. In 2022 we integrated Yandex Advertising Network with six additional app stores to help publishers expand their audience and increase their advertising revenue.

Analytics tools

Yandex Metrica is a web analytics tool used by hundreds of thousands of websites worldwide. Using a comprehensive set of tools, Metrica users can better understand their clients: from user acquisition to retention. Leveraging the recently open-sourced Metrica tag and proprietary Webvisor technology, businesses objectively measure and improve the performance of their web assets. Metrica is integrated with Yandex Direct allowing for in-depth analytics of paid traffic.

AppMetrica offers a mobile SDK, an analytical dashboard, and a versatile data platform with streaming capabilities. This set of tools enables clients to obtain insights to improve user acquisition, optimize monetization, and even report crashes.

Yandex Radar is an open access internet analysis tool that provides general market information. This includes market shares of search engines and browsers, as well as more technical data such as the share of different operating systems and device types. The accuracy of Radar insights is enabled by anonymized data from Metrica, AppMetrica, and other Yandex data sources.

E-commerce, Mobility and Delivery

Our Mobility business, which includes our ride-hailing business in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B and Scooters, is operated through MLU B.V. (following the demerger which was completed in December 2021, Yandex owns 71%, with Uber holding a 29% interest in MLU B.V.).

Our platform enables access to a wide range of personal mobility services through our Yandex Go super app, which we launched in August 2020. In December 2022, total MAU of the Yandex Go super app exceeded 40 million.

Ride-Hailing

In December 2022, our ride-hailing services were available in Russia and 25 other countries. Geographies outside of Russia generated 30% of our monthly rides in December 2022. The scale of our network coupled with our proprietary technology and marketplace efficiency enable us to accurately forecast demand and incentivize drivers to be available to accept rides, providing highly reliable ride-hailing services for individual users and businesses.

Our platform aggregated 1.4 million active drivers in December 2022 across all geographies, while earnings of our partners totaled 664 billion rubles for the full 2022 year. We currently build relationships with drivers for our ride-hailing services both directly and through a wide partner network (Fleet Management Companies or FMCs). We also support the simplified self-employment regime that has been introduced by the tax authorities in Russia, which allows us to engage more drivers directly in the market.

We offer our FMC partners access to efficient fleet management software to manage their driver base and fleet, optimizing their administrative and technical workflows. In 2022, we also focused on ensuring sufficient car supply for FMCs to ensure sustainability of our ride-hailing platform in a challenging car production and distribution environment.

On the demand side, we launched new options to reduce the price of trips for users without having a negative effect on driver earnings through alternative pick-up and drop off points and “shared trip’ tariff options.

Yandex Drive and Scooters

Alternative methods of transportation include Yandex Drive, our free-floating car-sharing service, launched in 2018, and Scooters, launched in 2022.

Yandex Drive offers on-demand access to cars for users to drive themselves in Moscow, St. Petersburg and Sochi, and provides users various options to reserve the vehicles for varying periods of time through a standalone mobile app, as well as through Yandex Go. Users can then drop off the designated cars in any permitted parking place across the cities we serve, as well as at airports and shopping malls. The cars can be also rented on a subscription basis (launched in 2020) for a period of one month to one-and-a-half years through the app (with all maintenance and insurance costs included). Yandex Drive has worked with corporate clients since 2019 including Yandex services and external B2B partners. As of the end of 2022, Yandex Drive operated approximately 13,000 vehicles.

Scooters is our electric scooter rental service. It is currently available in Russia and Israel and provides access to 23,064 scooters as of the end of 2022.

Beyond the Mobility business we also developed Yandex Fuel, our contactless payment service at gas stations built into Yandex Navigator, Yandex Maps, Yandex Pro, an app for drivers and couriers, Yandex Drive and a standalone Yandex Fuel app. Yandex Fuel is also available to corporate clients. As of December 2022, more than 8,500 fueling stations were connected to the service throughout Russia. In 2022, users of Yandex Fuel purchased more than 1.42 billion liters of fuel with a gross merchandise value of 54.2 billion rubles. In 2021, Yandex Fuel launched a new feature allowing users to tip staff at gas stations through Maps, Navigator or Fuel apps.

E-commerce business

Our E-commerce business includes the following businesses in Russia and CIS: Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (since September 8, 2022, when the acquisition was completed).

Yandex Market

Yandex Market was launched in 2000 as a price comparison service and began its transformation into an e-commerce platform in late 2018. Today, we offer millions of goods for millions of buyers, working in partnership with tens of thousands of merchants. The marketplace operates under both 1P and 3P (third-party) models, the latter being priced on cost per action (CPA) model and where we recognize only 3P commission revenue, while in the 1P model we recognize gross revenue, which is the value of all 1P goods sold.

Our marketplace business model enables us to provide the full suite of e-commerce services to merchants, including access to consumers, fulfillment, logistics, advertising and marketing, payments, support and analytics. To meet different sellers’ needs we introduced different partnership models such as: FBY (fulfilment by Yandex), FBS (fulfillment by seller), DBS (delivery by seller) and fast delivery model within 1-2 hours.

Yandex Market is the core part of our E-commerce vertical, which also includes Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club. Our combined e-commerce GMV almost doubled during 2022 and reached 308 billion rubles. In 2022, the share of our third-party business (3P) increased to 82% of the marketplace’s gross merchandise value (GMV) compared to 76% in 2021.

The total number of SKUs has more than doubled during the last year and exceeded 60 million as of February 2023 (compared to 22.6 million SKUs in the beginning of 2022). Among the key factors contributing to these results were the simplification of our merchants onboarding processes in general and improved support for merchants, active enrollment of local brands and development of unique assortment as well as the launch of a reselling platform.

The number of active sellers (a seller who made at least one sale in the month prior to the reporting date) continued to grow rapidly during 2022 and almost doubled year-on-year to 43,700, while the number of total unique sellers listed on our platform reached 65,000.

The improvements in product offering, quality and convenience of our marketplace platform and customer experience have resulted in a 1.4 times year-on-year increase in active buyers up to 14 million by the end of 2022 (an active buyer is a buyer who made at least one purchase in the 12 months prior to the reporting date).

At the end of 2022, Yandex Market operated more than 300,000 square meters of warehouse space located in Moscow, Rostov-on-Don, St. Petersburg, Samara and Ekaterinburg. In addition, our logistics infrastructure included 16 sorting centers, more than 10,000 pick-up points (including more than 4,000 Yandex branded points, the number of which increased by 2.8 times during 2022) and 2,900 branded lockers. The share of orders managed by our own delivery platform exceeded 99% (effectively leaving only remote regions to external services). We continued to work on improving the quality of delivery, an important metric for customer satisfaction. The share of orders delivered on-time through our own platform exceeded 95%, with approximately 98% of orders shipped from our warehouses being on time.

The continuing integration of Yandex Market with other services within our platform (such as Yandex Lavka, FoodTech services, Yandex Delivery, Yandex Plus, FinTech service Split, and our super-app Yandex Go) creates numerous benefits for our customers and partners.

●	Yandex operates a number of transactional platforms with different customer reach and usage frequency and so we are focused on opportunities to better integrate these platforms effectively. This is a particularly important activity in light of significant contraction of mainstream traffic acquisition channels.
●	As part of integration efforts, we have now started to utilize Yandex’s strong expertise in online advertising across different platforms. Recently we integrated the Yandex Market advertising platform with Yandex Direct: this bundled product allowed us to improve the breadth of ad instruments and encouraged higher spending by merchants.
●	We are seeing notable progress of e-commerce collaboration with our Yandex FinTech products. Integration of

BNPL (buy-now-pay-later) with Yandex Market demonstrates solid results with 40% net increase in GMV of customers who used the delayed payment option and twice as large average order value.

Yandex Lavka

Yandex Lavka operated 467 dark stores (small warehouses) as of the end of 2022 in Russia (Lavka Russia in Moscow and St. Petersburg and dark stores for Yandex Market in the regions) and Israel. The assortment includes over 2,500 SKUs with a focus on fresh and ready-to-eat categories. Throughout 2022, we have focused significantly on improving operational efficiency and profitability. Lavka Russia posted positive high single digit unit economics every quarter in 2022, which we believe is one of the best results globally in hyperlocal grocery delivery based on the available peers’ disclosure.

FoodTech services Yandex Eats and Delivery Club

Yandex Food and Grocery delivery of Yandex Eats and Delivery Club provide express delivery from restaurants and retail stores in 30 minutes. We develop Grocery vertical of Yandex Eats and Delivery Club as a part of our E-commerce business. Food delivery from restaurants performs as a part of our other online-to-offline businesses. Yandex Eats operated in Russia, Belarus, Kazakhstan and Armenia, while Delivery Club was presented in Russia as of the end of 2022.

On September 8, 2022, Yandex’s Russian operating subsidiary completed the acquisition of 100% of the food delivery service Delivery Club. The integration process was successfully completed by the year end. Couriers of Delivery Club were transferred to the Yandex Pro supply platform, and partnering restaurants and retail stores were connected with our Go technological platform.

At the end of the year, the two brands, Yandex Eats and Delivery Club, were equally available for users with Yandex Eats, Yandex Go and Delivery Club apps. We continue to develop our Grocery and Food Delivery verticals within both brands. As of the end of 2022 we have already benefited from the synergy effect on the back of order density growth with the reduction of click-to-eat (CTE) time and partnering couriers’ earnings per hour growth together with delivery cost per order optimization.

Delivery

Yandex Delivery is our last-mile delivery solution for individual consumers and businesses, which we launched during the Covid-19 pandemic as a means to serve the increased demand for delivery services. The service leverages Yandex’s routing and marketplace efficiency platform to provide on-demand B2C and B2B delivery services. This service operated in 24 countries as of the end of 2022.

Started from express delivery in 2020, we launched new products in 2022 such as same-day-delivery (SDD) and next-day-delivery (NDD), as well as intercity deliveries in Russia, which all offer a material growth potential. New products allow us to lower delivery fees and increase the availability of last-mile delivery services. The new formats accounted for more than 20% of total deliveries in December 2022. We believe that last-mile delivery is essential for the further development of Yandex e-commerce and food delivery services, as well as for the development of the e-commerce market overall.

Plus and Entertainment Services

Plus and Entertainment Services include our subscription service Yandex Plus, our entertainment services (Yandex Music, Kinopoisk and Yandex Afisha), and our production center Plus Studio previously referred to as Yandex Studio. Based on Yandex’s recommendation technologies and professional content, Plus and Entertainment Services offer its users various entertainment options. We monetize Plus and Entertainment Services through subscription revenue, licensing revenue, transaction revenue, online advertising, and cross-service revenue related to our key transactional services. Our Plus and Entertainment Services are available across different platforms, including Yandex

Station and Yandex TV.

Yandex Plus

Yandex Plus is our subscription service to Yandex Music and Kinopoisk, and includes cashback loyalty points in a number of our other services and apps. Subscribers earn cashback loyalty points when they pay for our services and can use these rewards across the Yandex platform. Yandex Plus is available in Russia, Kazakhstan, Belarus, Uzbekistan, Israel and several other countries.

The subscriber base grew from 11.6 million in December 2021 to 19.3 million in December 2022 and reached over 21.4 million in February 2023. The share of paying subscribers exceeded 84% as of the end of 2022.

For most of 2022, we mainly offered two types of Yandex Plus subscription: Plus (for 199 rubles monthly per user) and Plus Multi (for 299 rubles monthly per household (up to 4 users or/and 10 devices)). Since November 2022, we have reduced our offering to only the Multi subscription, which could be used by the user’s family.

In 2022, we launched “Plus City”, a casual mobile game on iOS and Android. The game quickly gained popularity: it reached 1st place on the App Store after the launch and has now surpassed 1 million installs. In addition, the game became an efficient user acquisition tool as well as marketing instrument to promote Yandex Plus as well as other Yandex services.

On average Plus subscribers demonstrate 33% higher frequency and up to 86% higher spending compared to non-Plus users across our key transactional services as well as better retention as of the end of 2022. Plus subscribers continued to generate a substantial part of GMV for our E-commerce and Food Delivery services: on average more than 55% of GMV for Market, Eats and Lavka. The value of Yandex Plus is also proven outside of Yandex platform: in late 2022, we announced a joint subscription with such partners as S7 Airlines and X5 Retail Group.

Yandex Music

Yandex Music is a streaming platform that provides access to a catalog of approximately 79 million music tracks and more than 1 million podcast and audiobook episodes. The service matches music for every taste using its recommendation system, creating unique personalized playlists and endless music streams for each user. Yandex Music continues to lead among music streaming services in terms of the number of subscribers (both total and paid subscribers), according to a GfK report for Q4 2022. In 2022, Yandex Music launched Neuromusic, an endless melody generated by algorithms in real time, making it unique for each user.

Yandex Music also provides various audio content apart from music; audiobook streaming began in 2021. Also, Yandex Music has a dedicated section for children; it has its own special tab and includes the favorite children’s titles, some of which have been distributed exclusively through Yandex.

In the meantime, the average time that a Yandex Plus subscriber spends in Yandex Music monthly reached 30 hours at the beginning of 2023 compared to approximately 27 hours at the beginning of 2022.

Kinopoisk

Kinopoisk is our subscription-based video streaming service offering an access to an extensive database of movies, TV-shows, celebrity content and entertainment news, providing users with movie ratings, critic and user reviews, personalized recommendations, local movie showtimes, ticketing, and many other entertainment-related services. Kinopoisk allows users to watch content on a subscription basis (through the Yandex Plus subscription) or purchase selected titles. The Kinopoisk library contains more than 81 thousand movies and TV shows, including licensed and original content. The streaming service is available via Kinopoisk apps on smart TVs, smartphones, tablets, digital media players, video game consoles and via internet browser on computers.

In 2022, Kinopoisk maintained its leading position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK study.

In February 2023, the number of monthly Yandex Plus subscribers who watch content on Kinopoisk reached about 9 million, with 274 million hours viewed per month.

Yandex Afisha

Yandex Afisha (“playbill”), the event sales platform in Russia, allows users to buy tickets to cinemas, theaters, concerts, exhibitions, and sports events online. It incorporates personalized recommendations and operates in over 190 cities across Russia and Kazakhstan as of year-end 2022. Yandex Afisha also manages the ticketing system, which sells tickets for more than 4,000 event venues as of December 2022.

Plus Studio

Plus Studio is our own production center, which creates video content, co-invests in different projects with other production studios and provides marketing support to movie releases. Throughout 2022, we continued to focus on original content: our Plus Studio announced 9 new projects (including “Unprincipled in the Village”, “End of the World”, and “Monastery”) and revealed plans to build franchises around the well-known series “Silver Spoon”, “Trigger”, “Major Grom” and others. We believe that own content production is strategically important as video consumption is rapidly shifting to online and having the original content in a portfolio as a key differentiating factor is increasing.

Outside the filmmaking industry, Plus Studio collaborates with Yandex Afisha which launched its line-up of original events, including its first musical. The musical has become the best-selling play of the month in Russia by the end of December 2022.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

Auto.ru

Auto.ru is our classifieds platform for the sale of used and new cars. We develop and provide digital products for users, large car dealers, and medium and small sellers. Every month, more than 30 million people visit Auto.ru projects: the Auro.ru website, the related mobile app and our branded media outlet.

More than 450,000 car classifieds are available on our platform every month. All individuals can use free-to-use options of the platform for safe and effective transactions. Users can also use paid services to get additional benefits, including for example, speed up sales or find detailed data about car history. In 2022, Auto.ru has launched a new service: C2C (consumer-to-consumer) exchange of used cars.

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

Yandex Rent

Yandex Rent is a long-term apartment rental platform, officially launched in 2021 and available in four regions in Russia, which helps to manage pre-contract rental processes and subsequent administration of the payments. By the end of January 2023, the number of apartments on the platform had more than doubled and reached 9,000 compared to January 2022, with 88% of deals signed online. A mobile app for Yandex Rent was launched in January 2023.

Yandex Travel

Yandex Travel is our travel aggregator service, which allows users to book hotels, search for flight tickets and other transport services across Russia and worldwide. The support service helps to solve any questions of users on a 24-7 basis. Also, users can earn Yandex Plus points for reservations, which can be spent on future reservations or on other Yandex services. Over the past two years, the Yandex Travel average monthly audience has grown 3.7 times: about 11 million people used the service every month in 2022. In 2022, the GBV (Gross Booking Value) of the service increased by 1.7 times compared to 2021, and the fastest growing product was hotel reservations, which increased 181% year-on-year.

We transferred Yandex Travel from Search and Portal to the Classifieds segment in 2022.

Other Business Units and Initiatives

Our Other Business Units and Initiatives category includes new initiatives and smaller businesses that are being tested and developed.

Yandex Cloud

Yandex Cloud is a fully-fledged cloud platform that provides B2B customers (SMBs and enterprises) and individual developers with scalable infrastructure, storage, machine learning and development tools to build and enhance cutting-edge digital services and applications. Our cloud platform is based on our in-house technologies that we exploit in other Yandex services, such as Search, Maps, and Metrica. At the same time, we are constantly developing and improving our cloud services, offering our customers new efficient solutions, such as SpeechKit speech synthesis and recognition service, machine translation service, computer vision service, among others.

The number of active users was 24,400 at the end of December 2022. As of April 2023, Yandex Cloud platform offers more than 50 services, including services in the field of data analytics, security, serverless computing and machine learning.

Throughout 2022, Yandex Cloud affirmed its high level of reliability in respect of personal data storage and processing, renewing and extending its certificates as a regular part of Yandex Cloud compliance program.

As a part of the announced plans to restructure Yandex N.V.’s businesses, we are restructuring the international division of our cloud computing business to enable it to be developed independently from the Russian businesses. The cloud computing business in Russia and CIS will continue to operate under the Yandex brand along with the group’s other core businesses. See more detail below under the heading “Proposed Corporate Restructuring Overview”.

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

In 2018, we obtained the relevant permission from the Israeli Ministry of Transportation and Road Safety and began regular tests of our self-driving cars on public roads in Tel Aviv, Israel. Yandex is also operating an autonomous ride-hailing service with no one behind the steering wheel in Innopolis, Russia. By the end of December 2022, the total number of robotaxi trips in Innopolis reached 47,000. On March 17, 2022, a law was passed that would allow Yandex to launch a commercial self-driving taxi service in Moscow, as well as start testing without a safety engineer in the car in Innopolis.

At the end of 2022, our self-driving fleet consisted of 170 cars, which have accumulated over 23 million autonomous kilometers on public roads in Russia, United States and Israel. Since March 2022, testing of our self-driving cars in the United States has been suspended.

Also, in the spring of 2019 we started developing our own proprietary LIDAR sensors and nine months later we began testing the first driverless vehicles equipped with our lidars on city streets. In 2021, we rolled out our lidars across the AV fleet.

In the autumn of 2019, we introduced our autonomous Delivery Robot, which leverages our self-driving technology. In 2020, rovers started commercial operations in three locations in Russia. We released the third generation of our delivery robots, which are larger and run on a replaceable battery which increases the utilization and productivity of each robot a year later.

As a part of the announced plans to restructure Yandex N.V.’s businesses, we are restructuring the international division of our self-driving business to enable it to be developed independently from the Russian businesses. The self-driving business in Russia and CIS will continue to operate under the Yandex brand along with the group’s other core businesses. See more detail below under the heading “Proposed Corporate Restructuring Overview”.

Devices and TV

Smart Speakers and Smart Home

Yandex Station is our brand of Yandex smart speakers with an integrated voice assistant, Alice. Currently, the business has a product line of four devices. As of March 2023, our smart speakers are sold in six countries, including Russia. Since the launch of our first smart device in late 2018, we have sold more than 5 million units. The number of active smart speakers as of December 2022 was 4.3 million.

The Alice smart home ecosystem unites devices powered by Yandex as well as a number of different brands, helping simplify daily routines and save time, with a simple voice command. The number of Yandex smart home users increased from 0.8 million in 2021 to 1.4 million by the end of 2022. The number of smart home devices managed by Alice on a weekly basis increased from 1 million in 2021 to 2.3 million in 2022.

Smart TV and Video Streaming Devices

Since launching our first smart speaker (the 1st generation Yandex Station) in 2018, we have been working on voice control applications for video content consumption. In 2020, we released the advanced hybrid smart speaker Station Max with 4K video support. Since 2020, the company has been working on Yandex TV OS, an operating system to enable different types of devices with an enhanced user experience to simplify video streaming on a TV screen (both our Kinopoisk service as well as external streaming services). The first devices using this OS were partners of Yandex, local Smart TV manufacturers who have been using Yandex TV OS inside their products since Q2 2020. In addition to Russia, smart TVs with the Yandex TV OS operating system are being distributed in three countries in the CIS region.

In November 2022, Yandex released the Yandex Smart TV with Alice, the first Yandex-branded Smart TV with Yandex TV OS and voice control through paired smart speakers.

The total number of TVs on Yandex TV OS sold in 2022 exceeded 2 million.

Practicum

In 2019, we launched Practicum, an online EdTech platform offering IT reskilling programs for specialists who already have a profession and work experience. As of April 2023, over 8,500 people have graduated from Practicum in Russia and the CIS, with success rate reaching 69% (reflecting the average share of graduates from each intake of students between 2020 and 2022 who have landed a job in a chosen field).

As a part of the announced plans to restructure Yandex N.V.’s businesses, we are restructuring the international division of our EdTech business to enable it to be developed independently from the Russian businesses. We plan to leverage our team’s IT experience and teaching experience to develop an online coding bootcamp in selected international markets. The EdTech business in Russia and CIS will continue to operate under the Yandex brand along with the group’s other core businesses. See more detail below under the heading “Proposed Corporate Restructuring Overview”.

RouteQ

Our RouteQ (formerly known as Yandex Routing) service is a cloud platform for optimizing last mile logistics in retail, fast moving consumer goods, and courier services. It automatically forms optimized delivery routes and improves courier monitoring and communication between all parties involved in the delivery process. The platform powered 289 million deliveries (orders) in 2022 (up 56% year-on-year) by around 400 corporate clients (up 31% year-on-year). Since 2023, RouteQ has become a part of our Yandex Delivery business.

Our Technology

All of our products and services are built on a foundation of machine learning, artificial intelligence and other technologies that we have developed in-house over 25 years and which we believe cannot readily be replicated. This robust technology base and our culture of innovation have enabled us to efficiently roll out new services to capture an increasingly diversified range of online and offline revenue streams, generally at attractive margins and/or a more efficient cost structure compared with our peers and have driven a substantial expansion of our total addressable markets.

Advertisers

Our advertisers include individuals and small, medium, and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-sized enterprises drive up most of our advertising revenue. No single advertiser accounted for more than 0.5% of our total revenues in 2022.

On the back of the ongoing and developing geopolitical situation, many of our international clients suspended or terminated their advertising and marketing activities in Russia during 2022. As a result, their contribution to our advertising revenues decreased to 3.4% in 2022 from approximately 8% in 2021.

Sales and Advertiser Support

We have an extensive sales and support infrastructure, with sales offices in a number of cities in Russia, in Minsk, Belarus, in Tel Aviv, Israel among others. In Russia, we have 16 regional sales offices.

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

Marketing

We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters. Our marketing efforts are focused above all on delivering an optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. To improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. Although we believe that word of mouth is the best advertising strategy, we also view advertising campaigns online and in traditional media as an important element of our efforts to promote our brand. We also invest into our separate business units, including E-commerce, Mobility and Delivery, Plus and Entertainment services, Classifieds, and Other Business Units and Initiatives including SDG and Yandex Cloud to grow customer awareness, increase our user base, and increase usage.

Competition

We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Belarus, Kazakhstan, Uzbekistan and Israel.

During 2022, we faced some changes in the competitive environment across our key businesses (especially in digital advertising), which was characterized by a reduction in the presence of global players in Russia (by their own decision or as a result of the actions of the regulator) and an increased competition with local players.

For many years we have considered Google to be our primary competitor. In addition to its search solutions, including voice search, Google offers online advertising, information and other search services similar to ours (such as maps and navigation), including services similar to Yandex Direct. In March 2022, Google suspended the sale of online advertising in Russia, including in search, YouTube and to outside publishing partners. Separately the Russian regulator Roskomnadzor blocked certain Meta services (notably Facebook and Instagram) in Russia. At the same time Google continues to run its search engine in Russia and we thus continue to compete with them in this field.

The following table presents a comparison of Russian search market share, according to Yandex Radar (a search traffic and browser usage analytics tool based on Yandex Metrica data), based on search traffic generated:

	2020	2021	2022
Yandex	59.2%	59.8%	61.9%
Google	38.6%	38.3%	37.0%
VK	1.1%	0.9%	0.8%
Rambler	0.1%	0.1%	0.0%
Other	1.0%	0.9%	0.3%

We believe that social networking sites, video platforms, online marketplaces and classifieds are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic, which could create increased competition for us.

We also face competition across our non-advertising businesses.

●	Our ride-hailing service (including Yandex Taxi in Russia and other countries across CIS and EMEA) competes with ride-hailing operators such as Citymobil, Taksovichkof, InDrive, Maxim as well as with a number of other ride-hailing, on-demand transportation and traditional taxi companies that operate nationally or in specific cities or regions of Russia, CIS and EMEA.
●	Yandex Market faces competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, and others.
●	Our Classifieds services compete with Avito in most areas as well as with a number of niche players such as CIAN, Domofond, Domclick in real estate and Drom and Cars.ru in automobile sales.
●	Our Kinopoisk service competes with ivi, Okko, Wink and other online cinemas, while Yandex Music competes with VK Music and Apple Music.
●	Our food delivery businesses Yandex Eats, Delivery Club and our hyperlocal grocery delivery service Yandex Lavka compete with Samokat, retailers such as Vprok.ru (operated by X5 Retail Group), Vkusvill and others, Sbermarket, restaurants’ own delivery services (Dodo, Domino’s Pizza, Papa John’s), dark kitchens and others.
●	Our last mile logistics solution for individuals, SMBs and enterprises Yandex Delivery competes with SDEK, Russian Post and a number of local players across Russia.

●	Our Yandex Drive car-sharing service competes with Delimobil, BelkaCar as well as a number of other players operating primarily in Moscow and St. Petersburg.
●	Our public cloud platform competes with a number of local players (Rostelecom, Sber, VK and others).

Science and Education

Yandex has been developing and implementing educational programs since 2007. The Company’s educational products have been used by millions of people of all ages – from first graders to graduate students, from young professionals to those who have decided to change their career paths. Our team of specialists come from a variety of academic backgrounds, including mathematics, data analysis, programming and linguistics.

Our first educational project, the Yandex School of Data Analysis (YSDA), a free master’s-level program for undergraduates and graduate students, has been running since 2007. The school trains specialists in machine learning, data science, big data infrastructure and data analysis. The school’s graduates create a global alumni network advancing machine learning and distributed systems development in academia and the private IT sector. Over 140 students graduated from the Yandex School of Data Analysis during the 2021-2022 academic year.

We are also expanding opportunities for academic learning both through partnerships and our own educational programs at the leading universities. Every year, about 1,500 students enroll in our joint degree programs, with over 350 of them having graduated in 2022 alone.

In 2016 we launched the Lyceum of Yandex Academy, an initiative focusing on teaching the basics of computer programming to school students. The enrollment is now available in over 160 cities in Russia and Kazakhstan. Over 10,000 teenagers are currently learning Python at the Lyceum, with over 2,000 students having graduated from the program in 2022.

The YSDA and Lyceum are integral parts of Yandex Academy, an umbrella educational project that aims to provide free IT training to anyone wishing to pursue studies and careers in tech. As of April 2023, over 2,500 IT specialists pursuing careers in major tech companies or research institutions are Yandex Academy alumni.

We also invest in supporting educators in developing skills that are necessary to create productive learning environments. Launched in 2018, Yandex Textbook is now a major digital platform in Russia assisting students and educators with tackling school curriculum. It is currently used by over 209,000 teachers and 4.4 million Grade 1-9 students.

Additional educational projects include the following:

•	YaC/e, our annual conference on education;
•	the Yandex Science Award, an annual grant awarded to graduate and postgraduate students or academic advisors delivering cutting-edge research in computer science across academic institutions in Russia, Belarus or Kazakhstan. Since 2019, 28 young scientists and 11 academic advisors have received the award;
•	Digital Lesson, a Russia-wide educational project that introduces children to the basics of digital economy and technology trends;
•	Yandex Cup, an annual programming competition across various areas such as backend development, frontend development, machine learning, and mobile app development; and
•	Culture Marathon, a national digital project encouraging children’s interest in culture, cinema, architecture.

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

Our total headcount increased from 18,004 at December 31, 2021 to 20,850 at December 31, 2022, primarily driven by the accelerated pace of hiring in Search and Portal (mainly in product development and sales) and Mobility, as well as by the fast growth of Cloud, Delivery, Plus and Entertainment Services and other businesses. As of December 31, 2022, we had 10,708 employees related to the product development cost category, 9,204 employees related to sales, general and administration, and 938 employees related to cost of revenues.

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

Our patent department is responsible for developing and implementing our group-wide IP protection strategy in selected jurisdictions. We have filed more than 1,300 patent applications to date, of which more than 800 have resulted in issued patents in Russia, the USA, China, Taiwan, and other jurisdictions. We also have internal procedures for invention disclosures, patent filings, patent acquisitions, freedom-to-operate analyses and patentability searches.

In respect of the “Yandex” brand, we have three registered well known trademarks in Russia: “Яndex”, “Yandex”, and “Яндекс” for certain services (classes 35, 38 and 42 under the International Classification of Goods and Services) on the basis of intensive use. We also own a Russian well-known trademark “auto.ru” for class 38 under the International Classification of Goods and Services, protecting a key brand of our classifieds business. Under Russian law, the protection granted to well known trademarks is extended to non homogeneous goods and services if customers associate specific use of the designation by third parties with the rights holder and the rights holder’s legitimate interests are infringed. Yandex is also a registered trademark in the United States, the European Union, China and other countries under the Madrid Agreement and Protocol. We have other registered trademarks in Russia and abroad. We continue to file applications to register new trademarks and widen the country coverage of our existing trademarks. Most of the software used by our services or distributed by Yandex to our users is either developed by our employees or by independent contractors who transfer all rights to Yandex.

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

Facilities

Our principal operating subsidiary currently leases a total of approximately 64,700 square meters in a single location in central Moscow that serves as our group’s headquarters. We also lease additional office space of about 104,800 square meters in business centers in Moscow, of which approximately 48,600 square meters relates to the contract for office space in Moscow City business center; 31,200 square meters relates to office space in Avrora business center; 18,600 square meters relates to office space in Lotte Plaza business center; and almost 6,400 square meters relates to office space in Amaltea Skolkovo business center. Together with our operating subsidiaries, we also lease or own office space in a number of other cities in Russia. We also lease offices in Schiphol, the Netherlands; Lucerne, Switzerland; Prague, Czech; Minsk, Belarus; Almaty, Kazakhstan; Tashkent, Uzbekistan; Tel Aviv, Israel; Shanghai, China; Belgrade, Serbia, Istanbul, Turkey, and other locations. We operate data centers in Moscow and other locations. We continuously evaluate the capacity and locations of our data centers to determine the most cost-effective manner of delivering reliable services to our users.

In December 2018, we acquired a property site at 15 Kosygina Street, Moscow, Russia for our new Moscow headquarters. We are in the process of building our new campus on this site.

Proposed Corporate Restructuring Overview

As we announced on November 25, 2022, our Board has commenced a strategic process to pursue a restructuring of Yandex group’s overall ownership and governance with a view to ensuring the group’s sustainable development and success over the longer term. The Board is considering in particular the potential divestment by our Dutch parent company of ownership and control of a number of our core businesses, including all Russia-based businesses. The Board also aims to enable the international divisions of certain services to develop independently from the Russia businesses, specifically self-driving, cloud computing, data labeling and EdTech; while these businesses in Russia and CIS would continue to operate under the Yandex brand along with the group’s other core businesses.

Self-Driving Technologies & Delivery Robots

One of the leading developers of self-driving technologies, the business has successfully piloted self-driving projects in Europe, the Middle East and North America. Its key products include an autonomous fleet and delivery robots that use proprietary hardware and software solutions. By the end of 2022, self-driving vehicles had driven over 23 million autonomous kilometers on public roads and given over 50,000 passenger rides. Delivery robots had completed over 200,000 deliveries from shops and restaurants. Following the proposed restructuring, an international team of engineers will focus on developing autonomous technologies in selected international markets for different transportation scenarios such as ride-hailing, logistics, e-commerce, and food/grocery delivery in a variety of conditions.

Cloud Platform & Computing Services

Following the proposed restructuring, our autonomous cloud platform will seek to serve international markets and provide scalable infrastructure, storage, machine learning capabilities and ready-to-use business development tools: computing and information security enhancements, tools for building proprietary digital solutions, data visualization, and data analysis solutions. In February 2023, the platform launched operations in Israel.

Data labeling

Our data labeling / AI training platform leverages millions of contributions to produce high-quality, unbiased data-labeling and sourcing tasks to train AI models and support AI lifecycles. In doing this, it gives thousands of people an opportunity to make extra money and gain basic data engineering skills by performing small tasks, while helping to accelerate AI adoption plans by its corporate clients. In 2022, it had 240,000 monthly active contributors from over 100 counties speaking over 40 languages. The platform meets the most rigorous information security and data privacy standards and is GDPR-compliant and certified to ISO 27001 and 27701. It offers open source projects, open datasets and supports a global community of AI practitioners through collaborations with top universities and research institutions based in the EU and the US.

EdTech

Our world-class EdTech service brings over 15 years of experience preparing specialists for STEM roles, providing them with in-demand tech skills: data analysis, data science and software engineering. Programs are available worldwide, including in North and South America, Southeast Asia and the Middle East, are taught in 5 languages and are localization-ready. The bootcamp has over 60 partner employers worldwide. The programs are available to all and encourage people belonging to various underrepresented and vulnerable groups to embark on a career in IT.

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

Pursuant to this restructuring, a number of changes were made, including the establishment of the Public Interest Foundation and new Board Committees. The Board of Directors was also expanded to appoint two “designated directors”. In 2022, we continued to work in this new corporate governance structure and to interact with its many complex elements.

In 2022 some Board members left the Board, including those who had to step down due to personal sanctions imposed by the EU and a number of other countries. In order to comply with applicable sanctions regimes, in 2022 the Company adopted a new version of the Economic Sanctions Compliance Policy and implemented necessary controlling procedures. The founder of the Company, Arkady Volozh, also stepped down from all his Board and executive positions and has not executed any managerial and controlling functions since June 3, 2022. Mr. Volozh is the settlor of a trust for the benefit of his family, which holds Class B shares representing a 45.1% voting and an 8.5% economic interest in Yandex N.V. He is not a controlling shareholder of Yandex. Moreover, Mr. Volozh has decided and informed the Board that he will not instruct the trustee as to how to vote such shares going forward. Pursuant to the terms of the trust, the trustee will vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent Board of Directors.

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

Conversion Provisions of the Class B Shares

In addition, as part of the restructuring, the automatic conversion feature of the Class B Shares was amended. Previously, such shares would immediately convert into Class A Shares upon the death of the holder. To avoid this “cliff-edge” scenario, in which the voting control of our company could suddenly shift, following this amendment Class B Shares held by a family trust will not automatically convert for a period of two years after the death of the holder. Mr. Volozh has established such a trust. Mr. Volozh and his family trust have also agreed not to sell or transfer any Class B shares prior to December 31, 2023. As mentioned above (see “Overview”). On June 3, 2022, Mr. Volozh was personally sanctioned in the EU, and immediately stepped down rom his positions as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions with its international subsidiaries. Mr. Volozh has decided and informed the Board that he will not instruct the trustee as to how to vote such shares going forward. Pursuant to the terms of the trust, the trustee will vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent Board of Directors.

A description of other standing Board committees can be found below under the heading “Item 6. Directors, Senior Management and Employees — Corporate Governance”.

Public Interest Committee

The Public Interest Committee has a right of approval over certain specified matters and consists of three members: the Yandex CEO (now vacant) and both of the designated directors. Currently there is only one designated director in the Board – Mr. Yakovitsky as Mr. Komissarov stepped down from his Board positions on March 6, 2023 due to Mr. Komissarov’s personal designation under EU sanctions. As of now the Committee is not able to function as required by the Charter of the Committee. In this case its functions go to the Public Interest Foundation.

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

Regulation of Sensitive Businesses in Russia

In recent years, the Russian government has adopted a series of laws aimed at regulating the technology and internet sectors generally, as described in detail below. In addition, a number of laws have been adopted that impose restrictions on foreign ownership and control of businesses in sensitive sectors of the Russian economy, including strategically important enterprises and mass media, and we are aware of various discussions about potentially imposing similar restrictions on businesses such as ours. Most significantly, legislation was proposed in the Russian State Duma in the summer of 2019 that would have limited non-Russian ownership of “significant” internet companies to no more than 20%. Another recent draft law proposed restrictions to audiovisual services limiting their non-Russian ownership to no more than 20%. In case such a proposal were to be admitted to law and would be applied to Yandex, we will be forced to reevaluate and consequently modify the corporate structure of the KinoPoisk service, which is a part of Yandex Media Services. Yet another recent law imposes restrictions to classifieds services limiting their non-Russian control up to 50%. In case the law would come into force (March 1, 2023, as it planned) and would be applied to Yandex, we will be forced to reevaluate and consequently modify the corporate structure of the Classifieds services.

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

In 2021, there were adopted and came into force two sets of amendments to the Russian Advertising Law: (a) new rules for mandatory placement of the “social advertising” (i.e., ads related to the promotion of charities, socially useful activities and governmental functions) by all advertising platforms and distributors in their inventory free of charge, in an amount up to 5% of their commercial advertising inventory (calculated on the basis of the preceding year and nominated in currency or advertising impressions); and (b) establishment of the system for the accounting and storage of the online advertising data (operated by Roskomnadzor) and marking of the online advertising in the Russia segment of the Internet. These sets of amendments were (and still are) widely debated as establishing more burdensome and complex regulation for the whole online advertising industry and resulting in increased cost of compliance with Russian Advertising Law. The legislation covering the system of accounting and storage for the online advertising data came into full force in September 2022, where respective bylaws providing all the details of such system were developed and came into force also in September 2022 (with a minor part coming into force in March 2023). This legislation imposes obligation on all the participants of the online advertising placement chain (advertisers, advertising platforms, publishers) to provide the state accounting and storage system with all information related to each online advertising unit, to mark all the online advertising units with the unique identificator (“token”) and to use mandatory label “Advertising” on each online advertising. Respective information should be provided to the state accounting and control system through special entities – “Operators of the advertising data”. Yandex, like some other major Russian IT companies (VK, Ozon, etc.), has established its own operator of the advertising data to ensure compliance with the new legislation and facilitate such compliance for Yandex’s clients, agencies and advertising partners. The bylaws relating to this legislation expose sufficient number of risks and costs that Yandex faces and will face in an effort to comply with the requirements of such bylaws, including those risks that could arise from further amendments thereto. Main risks and costs applicable to Yandex are undefined level of exposure of confidential information of Yandex and our clients/partners to state authorities; substantial monetary and organizational costs of both Yandex and all our clients/partners to comply with the new legislation, including increasing costs of data processing, restructuration of data and money flows, data storage and processing costs, including cost of operating our own operator of advertising data; potential market disruption due to the inability of the some segments of the online advertising market (especially SMB-segment) to comply with the new legislation.

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

In 2021, the Law “On the Activities of Foreign Persons on the Internet” was adopted. The purpose of the law is to oblige foreign companies to open a legal entity or representative office in the Russian Federation to ensure their compliance with Russian legislation. If foreign platforms (Google, YouTube, TikTok) fail to comply with the law, they may be subject to enforcement measures, including blocking of access, prohibition of placement of advertisement or being promoted through advertisement, ban on money transfers from users and etc. These measures could affect Yandex’s activities as well, since these measures would prohibit Yandex from promoting and advertising its services on these foreign platforms or advertising these international platforms in Russia, including on Yandex platforms (subject to the changes in the current geopolitical situation, which resulted in such international platforms ceasing their business activity in Russia).

In 2021 and 2022, Russia adopted a number of laws applicable to internet governance, including tighter regulation of social networks, restrictions on the placement of publicly available personal data on the internet, prohibitions for information resources to practice censorship in the form of restrictions for distribution of socially significant information by the users of such information resources, a complex state-operated accounting and storage system for the online advertising, a mandatory system for the measurement of the audience of internet services and content by a specially designated uniform measurements organization and other matters. Significant amendments have been made to the provisions of the Criminal Code of the Russian Federation on users’ liability for libel (defamation) on the internet and to the provisions of the Code of Administrative Offenses of the Russian Federation imposing liability for violating the procedure for the deletion of prohibited information from the internet. The law also establishes administrative fines up to 20% of a company’s annual turnover for non-deletion of information by an information resource, if such deletion is required by law. This regulation may have a substantial impact on operation of our services.

In December 2022, amendments to Russian legislation were adopted which are designed to prohibit the promotion of LGBTQ and gender transition among all citizens in Russia and to implement a ban on the demonstration of LGBTQ relations and gender transition among Russian teenagers. Violation of this new legislation or failure to remove information relating to LGBTQ or gender reassignment issues may be punished by fines and blocking of online services. In addition, a bill has been filed in the State Duma proposing to introduce a prohibition on the dissemination among children of information that promotes the voluntary refusal to have children. If this bill is passed, the content containing information about the “childfree” lifestyle will be recognized as 18+ content with appropriate legislative restrictions.

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

We have obtained an encryption license for our Yandex Cloud service in order to expand this business. Therefore, the restrictions imposed by the strategic enterprises law have become applicable to Yandex as a whole. In particular, a third-party non-Russian investor would be required to obtain prior approval from the competent Russian authority in some cases if it seeks to acquire more than 25% of the voting power in Yandex or seeks to enter into an agreement that would establish direct or indirect control over Yandex. Such investors would also be required to notify the competent Russian authority if it acquires more than 5% of the voting power in Yandex (which would represent more than 33.3 million Class A shares). In addition, foreign states and international organizations, or entities controlled by them are prohibited from entering into agreements to establish direct or indirect control over Yandex.

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

The adoption and interpretation of data protection laws, and their application to internet operations, are often unclear, difficult to predict and in a constant state of development. Although we believe that we comply with all current requirements, these laws could in the future be interpreted and applied in a manner that is inconsistent with current practice. For instance, in May 2014 the Court of Justice of the European Union established that an operator of a search engine can be obligated to remove from the list of search results links to webpages containing inaccurate or outdated information related to an individual. Russian personal data laws have been amended, granting a similar right to Russian citizens, who may apply for the removal of search results that link to inaccurate or irrelevant information about them. Beyond Russia, in May 2018, the General Data Protection Regulation, or GDPR, came into force in the European Union. We believe that we have taken all necessary steps to comply with the applicable requirements of the GDPR, although our exposure to users in the EU is relatively limited. Nevertheless, some provisions of the GDPR are formulated broadly and their interpretation by the competent authorities might be unpredictable. Therefore, we may fail to interpret all the requirements in accordance with the official interpretation and may be held liable for non-compliance.

In 2022, amendments to the law on personal data were adopted, introducing a procedure of notification on a personal data breach to the supervisory authority (Roskomnadzor). A bill is being prepared that would establish a turnover-based fine (up to 3% of annual revenue) for repeated leaks of personal data. If this version of the draft law is adopted, the possible amount of fine will be significant for Yandex. In March 2023, the procedure for prior notification of Roskomnadzor on the cross-border transfer of personal data was introduced. These amendments allow Roskomnadzor to impose a ban on the cross-border transfer of personal data to a specific foreign organization or the country as a whole.

In December 2022, a law on the processing of biometric personal data was adopted. The law introduces more detailed regulation of biometric data and establishes that such data can only be processed in a Unified Biometric System (UBS). The UBS is created and controlled by a state-controlled company. As an exception for limited scenarios, the law provides for the possibility of creating commercial biometric systems (CBS). The owners of such CBS systems will be subject to restrictions such as foreign control restrictions. This law may have a significant impact on the ability to use biometric data in a number of Yandex services.

Russian data protection laws provide that an individual must freely consent to the processing of their personal data. Such consent must be concrete, substantive, informed, definite and conscious, and may be provided in any form evidencing the fact that consent has been provided, unless otherwise established by federal law, which requires that it be made in writing, signed by digital electronic signature or evidenced in a similar manner prescribed by laws and regulations.

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

Licenses for the Provision of Particular Services

In 2021, we completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC, which we have renamed as JSC Yandex Bank. The provision of banking operations is heavily regulated, and we have no prior familiarity with this business. Banking regulation includes numerous federal laws and regulations which continually undergo significant changes. Compliance with these requirements is closely reviewed by the regulators.

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

In addition, the “fifth antimonopoly package” developed by the FAS is currently under consideration, which would introduce amendments to the existing antimonopoly legislation with regard to digital markets. The new legislation aims to facilitate the review of cases in this sphere. In particular, the document specifies new triggers for determining the dominant position of digital transactional platforms. Therefore, this legislation, if adopted, may have a far-reaching impact on our business, which is difficult to estimate at the present time.

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

Also, the law “On unacceptable contract terms that infringe on the rights of consumers” adopted in 2022 provides for a wide list of contract terms that are prohibited in contracts with consumers was well as with merchants, and also for aggregators of information about goods and services. There is civil and administrative liability in the event of non-compliance with the requirements. The wording used in the law is vague and generalized, which can lead to legal uncertainty and could negatively affect the company’s services that interact with consumers (and may result in liability for violation of such law).

Securities Regulation

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market (although currently subject to a trading halt) and have been admitted to trading on the Moscow Exchange since June 2014. We are required to comply with specific Russian regulation concerning information disclosure, insider trading and certain other requirements as may be applied to foreign issuers in Russia.

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

A law on experimental legal regimes in the field of digital innovations was recently enacted in the Russian Federation. This law aims to ease the legal regulation applicable to developers of digital innovations in seeking formal approval for innovative solution applications, including self-driving cars. There are also discussions underway regarding the bill of amendment to the current legal regulation which impedes such formal approval of digital innovations, which would formally introduce a regime for experimental technologies.

Regulations of Other Business Units; Other Jurisdictions

A number of our business units, including in particular MLU (Taxi), operate in sectors that are subject to extensive governmental scrutiny and rapidly evolving regulatory requirements, both in Russia and in other jurisdictions in which we operate or may begin operating. We continuously monitor such regulatory developments and actively participate where appropriate in the development of the regulatory frameworks for these emerging businesses and operating models.  The new federal law “On taxi” was adopted in December 2022 in Russia. This law is a comprehensive regulation of the sphere of taxi transportation, it grants self-employed the right to provide transportation services, as well as clarifies the status of the taxi aggregator and establishes a limited list of cases of their liability.

In addition, because many of our services are accessible worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

Other Regulations

As mentioned above, in 2022, a number of decrees of the President of the Russian Federation were issued aimed at ensuring the financial stability of the country. Under these decrees, a number of transactions with persons from so called “unfriendly” states applying restrictive measures (including sanctions) to the Russian Federation, its legal entities and individuals, became possible only with the permission of the Government Commission for Foreign Investment Control, Bank of Russia, or the President of the Russian Federation.

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

Overview

Yandex is a technology company that builds intelligent products and services powered by our proprietary machine learning and other technologies, with the goal of helping consumers and businesses better navigate the online and offline world. The ongoing geopolitical tensions, their impact on the Russian and global economy, and related pressures on the broader social and business environment, created unprecedented challenges for our business in 2022. Throughout the year we have been primarily focused on the stability of our operations and financial position, safeguarding the interests of our stakeholders and ensuring the well-being of our employees.

In addition to maintaining our existing business portfolio, we continue to launch new products and services based on our own technologies and successfully develop many new and innovative business models. Over the last several years we have expanded our operations beyond our core advertising business, and ride-hailing business into car-sharing, e-commerce, foodtech, video and audio streaming, delivery and logistics business, cloud technologies, fintech and others.

Yandex Search is one of the world’s largest searching systems with a 62.6% share in the Russian search market at the end of 2022. We focus on continual improvements in the quality of Search, which is the largest Yandex service by audience and the basis of the Group’s key cash generating business - advertising.

For the Search and portal business our principal constituencies are:

•Users. We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect, arrange transportation, access entertainment and shop over the internet.

•Advertisers. Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost effective online advertising. With Yandex Direct, our auction based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or the application or webpage being viewed, or user behavior or characteristics.

•Yandex Advertising Network partners. We have relationships with a large number of third-party websites, which we refer to as the Yandex Advertising Network. In addition to serving ads on our own website and the application, we also serve ads on our network partners’ websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

Search and Portal revenues increased by 38% in 2022 on the back of strong trends in the Yandex Advertising Network (led primarily by partner apps as well as websites) and solid growth in our Search ad revenues. This dynamic was driven by ongoing investments in the development of our ad technologies and products (with a particular focus on the e-commerce sector, SMB clients and improving our iOS share). Our online advertising revenues consist of fees charged to advertisers for serving online ads on our websites and apps and those of our partners in the Yandex Advertising Network. Although the majority of our revenue is generated by direct sales to our advertisers, a significant portion of our advertising is sold through media agencies.

We benefit from a large and diverse base of advertisers. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate. No individual advertiser accounted for more than 0.6% of our total revenues in 2020, 2021 or 2022. On a geographical basis, we generated more than 91% of our total revenues in each of 2020, 2021 and 2022 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational corporations.

In 2022, our E-commerce, Mobility and Delivery segment revenues increased by 57% which was mainly driven by E-commerce services and Mobility. This growth was supported by a combination of factors, including (i) the improvement of 3P take rates, (ii) the normalization of the 1P/3P revenue mix in Yandex Market, (iii) assortment diversification, (iv) expansion of our proprietary BNPL (buy now pay later) product (Split), (v) deeper integration with Yandex’s other services, (vi) continuous growth of demand for our ride-hailing services, and (vii) a solid inflow of active users.

The growth in GMV1 of the Mobility businesses, which includes ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business and scooters, reached 30% in 2022 compared to 2021. This growth was driven by an increase in the number of rides on the back of growth of our rider base and order frequency as well as growing contribution from international markets. The growth in GMV2 of our E-commerce businesses accelerated to 92% in 2022, in part as a result of the improving quality of service, delivery efficiency, expansion of assortment (including through increasing presence of the local brands, development of private labels and resell platform), as well as our use of efficient pricing strategies and marketing campaigns before the high season periods. Other O2O businesses showed growth of GMV3 by 52% in 2022 with Yandex Delivery and Yandex Food Delivery (including Delivery Club consolidated from September 8, 2022) being the largest contributors.

Plus and Entertainment Services revenues grew 73% in 2022 compared to 2021. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and changes in our tariff mix, together with solid trends in other revenue streams, including advertising and Afisha.

We believe the most significant factors that allowed our businesses to show relative stability despite the continually challenging external environment affecting our business throughout 2022 include the following:

•our ability to maintain a sustainable growth of business as a result of capitalizing on additional opportunities in the market at a time when many foreign businesses and suppliers have withdrawn from the Russian market;

•the quality of our and our partners’ services, including the relevance, objectivity and quality of our search results; the availability, accuracy, comfort and safety of our Ride-hailing and Drive services; the assortment of goods offered on our marketplace, the reliability of third-party sellers, delivery speed and convenience of our E-commerce and FoodTech businesses, and the quality of our other services on the domestic market as well as in new geographies;

•our proven track record on the domestic market allows us to work efficiently in geographies with a small average check and low smartphone penetration, demonstrated a solid growth in our ride-hailing and Delivery businesses in select international markets;

•we continue to focus on the quality of our existing services and the well-being of our partners;

•our intention to provide clients with simple, high-quality and efficient advertising products and instruments in our E-commerce segment by actively using the advantages of Search and Portal, which allow businesses to promote goods to a wider audience beyond our marketplace and explore opportunities across Yandex Ad Network and Search; this has become possible due to the recent integration of our Yandex Market advertising platform with Yandex Direct;

•the demand for our subscription Yandex Plus and entertainment services connected by one-account, together with our increased focus on original content both online and offline, which helps us to differentiate our services from other market participants while also generating an additional revenue stream through licenses for our original content;

•our ability to effectively monetize traffic generated by our websites and apps and those of our Yandex Advertising Network partners (with a specific focus on the e-commerce sector and our SMB clients), including through improvements to our advertising products and technologies (simplification, automation and increased efficiency of ad campaigns via our instruments), while maintaining an attractive return on investments for our advertisers; and

1 GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

2 GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Delivery Club grocery service (delivered and paid for), including VAT.

3 GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders, delivered through the Yandex Eats and Delivery Club Food Delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

•our ability to effectively monetize our mobile search function, where the number of search queries is growing quicker than on desktops.

Operating Segments

We manage and report on our businesses in the following operating segments:

•Search and Portal, which includes Search, Geo, Yandex 360, Weather, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan, and also included Yandex News until its disposal in September 2022;

•E-commerce, Mobility and Delivery, which includes transactional online-to-offline businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B and Scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (acquired in September 2022); and (iii) other O2O businesses, including Yandex Delivery, our last-mile logistics solution for individuals, enterprises and small and medium business, Yandex Eats and Delivery Club Food Delivery, the ready-to-eat delivery service from restaurants, Lavka Israel, a hyperlocal convenience store delivery service, Yandex Fuel, our contactless payment service available at select gas stations, as well as several smaller experiments;

•Plus and Entertainment Services, including our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and production center Yandex Studio;

•Classifieds, which includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel; and

•Other Business Units and Initiatives, including Yandex SDG, Yandex Cloud, Yandex Education, Devices, FinTech, RouteQ, number of other experiments, unallocated corporate expenses, as well as Zen until its disposal in September 2022.

We introduced a number of changes to our segmental reporting from the start of 2023, including (i) the transfer of Yandex 360 and Alice from the Search and Portal segment to the Cloud and Devices & TV businesses, respectively (both included in the Other Business Units and Initiatives segment), and (ii) the transfer of RouteQ from the Other Business Units and Initiatives segment to the Delivery business in the E-Commerce, Mobility and Delivery segment.

Key Trends Impacting Our Results of Operations

The key factors affecting the results of our operations reflect the current geopolitical and macroeconomic situation, including:

•sanctions and export control restrictions introduced by a number of governments (including those of the United States, United Kingdom, Switzerland and European Union);

•changes in the competitive landscape: including the departure of some of international companies from the market, and intensification of competition with local players (marketplaces, classifieds and others);

•capital control measures adopted by the Russian authorities in response;

•increases in inflation rates;

•currency exchange dynamics, with the Russian ruble demonstrating high volatility against US dollar during the 2022, (see also “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk”); and

•adverse trends in consumption and real disposable income (the future development of which is hard to predict at this time).

According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased to 4.9% in 2020 and to 8.4% in 2021 and to 11.9% in 2022. However, the Central Bank of Russia forecasts that inflation in 2023 could drop to 5.0-7.0%. Higher rates of inflation may lead to an increase in our operating expenses and capital expenditures.

We follow carefully the new export control restrictions introduced by several countries, including the United States, the United Kingdom, Switzerland and the European Union, and are working closely with our vendors. None of the Yandex group companies operates in the sectors that have been specifically targeted.

Given the high level of uncertainty around future geopolitical developments and the macro environment, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage.

In addition to the impact of the current geopolitical and macroeconomic environment, other key trends influencing our results of operations in the ordinary course include the following:

●	In the Search and Portal business:
o	Our distribution activities and product improvements (including search by objects, aggregated search history by topics, further improvements of video translation and the launch of kids accounts);
o	Development of advertising solutions for small business and e-commerce clients;
●	For the Mobility businesses:
o	Continuous growth of demand for ride-hailing services;
o	Active growth in the CIS (outside Russia) and EMEA, with slower growth in the Russian market;
o	Focus on the well-being of our partners throughout the year (including further improvements in marketplace efficiency and slight increase of driver incentives);

●	For the E-commerce and Delivery businesses:
o	Attraction of new customers by efficient promotion tactics and campaigns during the high sales season, assortment diversification, expansion of our proprietary BNPL product (Split) as well as deeper integration with Yandex’s other services, development of new user acquisition mechanics, synergies from Delivery Club integration, development of the dark store model in the regions where Yandex Market operates;
o	Growth of the number of marketplace’s active sellers due to number of improvements to our B2B tariffs and products, including the implementation of fixed fees for low-value items, the launch of loyalty and referral programs for sellers, further simplification of auto strategies for price management and improvements to our support services for merchants
o	Goods management improvements lead by filling of assortment gaps (categories like Fashion, Kids, Beauty), building a reliable direct import channel, developing private labels and resale platform to maintain a wide selection of consumer goods;
o	Continued focus on improving operational efficiency in Delivery services, along with successful integration of Delivery Club.
●	For the Plus and Entertainment Services:
o	Increase of the number of paid subscribers supported by benefits across multiple Yandex services offered by our subscription, solid demand for our smart devices, new features in multimedia apps and differentiated content (including original online and offline content).

We have diversified our operations in recent years from a principally advertising-based business into a comprehensive digital platform for consumers and businesses. The change in revenue mix (towards higher share of Ride-Hailing, E-commerce, Plus and Entertainment Services and other new opportunities with different margin profiles and stages of investments) remains an important driver of the group’s consolidated operating margin. Search and Portal revenues have decreased from 56.7% of total revenues in 2020 to 45.7% in 2021 and to 43.1% in 2022.

In the ordinary course of business our revenues were impacted by some seasonal factors, including seasonal fluctuations in internet usage, the influence of public holidays and vacations and general seasonal demand fluctuations. As the current geopolitical situation continues to worsen, the uncertainty of seasonal trends and how they will impact our businesses throughout 2023 remains particularly unclear.

Key Recent Acquisitions

Yandex.Market (2020)

In July, 2020, we completed the acquisition of our partner’s interest in Yandex Market (approximately 50%) for RUB 42,000 million and in exchange sold to our partner a 25% plus RUB 1 interest in Yandex Money for approximately RUB 2,420 million. We paid net cash consideration of RUB 39,580 million. The acquisition is accounted for as a step-acquisition under business combination rules.

Acquisition of Axelcroft Group (2021)

On February 2, 2021, we entered into a share purchase agreement with Fasten CY Limited and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of the Vezet Group for total cash consideration of RUB 12,916 million. The transaction was intended to strengthen our position in the market and enhance customer care across the Russian regions. The transaction was accounted for as a business combination.

Acropol Bank (2021)

On July 16, 2021, we completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC (“Acropol”). As a result of the acquisition, we received all of Acropol’s licenses, including a universal banking license. Cash consideration transferred totaled RUB 986 million.

Transaction with Uber (2021)

On August 30, 2021, we entered into a framework agreement with Uber Technologies, Inc., and certain of its affiliates (“Uber”), to restructure our joint ventures, MLU B.V. (“MLU”) and Yandex Self Driving Group B.V. (“SDG”). Pursuant to this agreement, for total consideration of $1,000 million in cash, we acquired from Uber its entire equity interest in SDG and an additional 4.5% interest in MLU, both of which were completed in September 2021, as well as Uber’s entire indirect interest in Yandex Eats, Yandex Lavka and Yandex Delivery, each of which was demerged from MLU and acquired in December 2021. The transaction provided us and our employees a total of approximately 71% ownership in the newly restructured MLU which currently focuses on mobility businesses, including ride-hailing and car-sharing services. The transaction was accounted for as an equity transaction.

News and Zen divestment and acquisition of Delivery Club (2022)

On August 22, 2022, we entered into a binding agreement to sell our news aggregation platform and Zen, our infotainment service (together, “News and Zen”) as well as to acquire 100% of the shares of Delivery Club LLC (“Delivery Club”), one of the leading food and grocery delivery services in Russia. On September 8, 2022, we completed the acquisition of 100% of Delivery Club and on September 12, 2022, we completed the sale of News and Zen. The transaction marked a strategic decision to exit from media businesses (other than entertainment streaming). The transaction was accounted for as a business combination.

A further description of the acquisitions and their accounting implications can be found in Note 3 – “Business combinations and investment transactions” of our consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2020	2021	2022
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	39.3	48.8	44.7
Product development	16.6	13.6	13.9
Sales, general and administrative	28.8	34.5	33.0
Depreciation and amortization	8.1	6.8	5.9
Total operating costs and expenses	92.8	103.7	97.5
Income/(loss) from operations	7.2	(3.7)	2.5
Interest income	1.8	1.3	0.9
Interest expense	(1.1)	(1.0)	(0.7)
Effect of consolidation of Yandex Market	8.8	—	—
Gain on restructuring of convertible debt	—	—	1.8
Effect of the News and Zen deconsolidation	—	—	7.3
Income/(loss) from equity method investments	(1.0)	1.8	(0.2)
Other income/(loss), net	1.1	(0.3)	1.8
Income/(loss) before income tax expense	16.7	(2.0)	13.5
Provision for income taxes	6.0	2.1	4.4
Net income/(loss)	10.7%	(4.1)%	9.1%

Our consolidated income/(loss) from operations as a percentage of total revenues decreased from 7.2% in 2020 to a loss of 3.7% in 2021, and to an income of 2.5% in 2022. The lower margin in 2021 was primarily due to increasing investments in new attractive opportunities (including investments in Yandex Market and further development of Yandex Plus) as well as the changing mix of businesses (i.e., an increase as a percentage of our total revenues related to segments with margins lower than those of our core advertising business). The growth of margin in 2022 was mainly driven by the continuing improvement of our Search and Portal, E-commerce, Mobility and Delivery, and Devices segments’ profitability on the back of the increased operational efficiency and stricter cost control.

The table below presents information about the revenues of our reportable segments:

	2020	2021	2022
		(in millions of RUB)
Search and Portal	123,846	162,715	224,669
E-commerce, Mobility and Delivery	82,796	166,459	260,787
Plus and Entertainment	7,808	18,408	31,782
Classifieds	6,301	9,217	12,287
Other Business Units and Initiatives	11,264	24,432	45,248
Total segment revenues	232,015	381,231	574,773
Eliminations	(13,671)	(25,060)	(53,074)
Total revenues	218,344	356,171	521,699

The table below presents information about the adjusted EBITDA of our reportable segments:

	2020	2021	2022
		(in millions of RUB)
Search and Portal	61,095	80,735	116,877
E-commerce, Mobility and Delivery	(1,516)	(30,167)	(19,058)
Plus and Entertainment	(3,736)	(6,464)	(7,849)
Classifieds	907	1,864	1,111
Other Business Units and Initiatives	(7,687)	(14,171)	(26,806)
Total segment adjusted EBITDA	49,063	31,797	64,275
Eliminations	285	346	(135)
Total adjusted EBITDA	49,348	32,143	64,140

Eliminations represent the elimination of transactions between the reportable segments, including advertising agreements, brand royalties, use of data centers, sales of devices and others.

For the reconciliation between total adjusted EBITDA and net income/(loss) before income tax expense see Note 16 — “Information about segments & geographic areas” of our consolidated financial statements included elsewhere in this Annual Report.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2020			2021			2022
	RUB	% of Revenues		RUB	% of Revenues		RUB	% of Revenues

	(in millions of RUB, except percentages)
Service revenues	198,199	91%		300,261	84%		429,701	82%
Revenues related to sales of goods	20,145	9%		55,910	16%		91,998	18%
Total revenues	218,344	100%	%	356,171	100%	%	521,699	100%	%

Service revenues. Service revenues consist of online advertising revenues, revenues from our ride-hailing and logistics services, food delivery services, Plus and Entertainment services, car-sharing services, third party sales through the Yandex Market marketplace platform and other services. Service revenues increased by RUB 129,440 million, or 43.1%, from 2021 to 2022 and by RUB 102,062 million, or 51.5%, from 2020 to 2021. The growth was mainly attributable to the following:

•	in respect of online advertising revenue, from the growth in the Yandex Advertising Network (led primarily by partner apps as well as websites) and our Search ad revenues driven by enhancing our ad products to withstand accelerated competition with local players (marketplaces) and to position ourselves for market share gains amid the changes in the competitive landscape;
•	in respect of ride-hailing and logistics services, the strong performance of logistics business as well as growth of frequency and number of rides in ride-hailing (including in international markets);
•	in respect of our Yandex Eats businesses, from the restaurants vertical and further development of our grocery business, as well as consolidation of Delivery Club; and
•	in respect of the Plus and Entertainment services, the increase in subscription revenue on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including advertising and Afisha.

Revenues related to sales of goods primarily represent revenues from goods sold through our marketplace platform, e-grocery revenue (specifically, Yandex Lavka, where we use a first-party (1P) business model and act as a direct retailer) and from our devices business. Revenues related to sales of goods increased by RUB 36,090 million, or

64.5%, from 2021 to 2022 and by RUB 35,765 million, or 177.5%, from 2020 to 2021. The growth is primarily due to our FoodTech businesses, driven by our hyperlocal grocery delivery service, Yandex Lavka, as well as increasing sales of devices and raising sales through our marketplace platform.

Operating Costs and Expenses

We classify our operating costs and expenses as follows: cost of revenues, product development, sales, general and administrative expenses, depreciation and amortization.

Costs of revenues consists of cost of devices and other goods sold, traffic acquisition costs (TAC), cost of corporate ride-hailing and logistics services, logistics costs, content acquisition costs and outsource services, personnel expenses, content assets amortization and other cost of revenues.

TAC are the amounts paid to our partners in the Yandex Advertising Network for serving our online ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of installations of Yandex Browser or search apps. We pay fees to our distribution partners on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Cost of service revenues	68,148	123,995	160,524
Cost of service revenues as a percentage of revenues	31.2%	34.8%	30.8%
including Traffic acquisition costs	19,946	25,669	34,692
Traffic acquisition costs as a percentage of revenues	9.1%	7.2%	6.6%
Cost of goods sold	17,586	49,957	72,695
as a percentage of revenues	8.1%	14.0%	13.9%
Total cost of revenues	85,734	173,952	233,219
as a percentage of revenues	39.3%	48.8%	44.7%

Traffic acquisition costs increased by RUB 9,023 million from 2021 to 2022 and increased by RUB 5,723 million from 2020 to 2021, as a result of solid growth in Yandex Advertising Network revenue for the period and costs related to our distribution partners, as well as due to the recovery of advertisers’ activity in 2021 compared to 2020. As a percentage of total revenues, traffic acquisition costs decreased from 9.1% in 2020 to 7.2% in 2021 and to 6.6% in 2022, as a result of growth of non-advertising revenue as a percentage of total revenue and the corresponding decline in the share of online revenue related costs.

Other cost of service revenues increased by RUB 27,506 million or 28% from 2021 to 2022 and by RUB 50,124 million or 104% from 2020 to 2021. The increase was primarily due to the increase in the cost of corporate ride-hailing and logistics services by RUB 14,026 million and by RUB 10,675 million in 2022 and 2021, increases in content acquisition costs and outsource services by RUB 9,701 million and by RUB 12,120 million in 2022 and 2021 respectively related to our Plus and Entertainment services (in line with the growth of subscription revenue); a decrease in logistics costs by RUB 335 million from 2021 to 2022 and an increase in logistics costs by RUB 18,404 million from 2020 to 2021 due to growth of Yandex Food Delivery and Yandex Lavka and the consolidation of Yandex Market. Finally, further factors driving the increases in cost of service revenues include increases in personnel expenses (including share-based compensation) of RUB 3,308 million and of RUB 4,184 million in 2022 and 2021 as a result of our growing staff headcount and higher salaries in 2022 and 2021. Relevant personnel headcount increased from 715 as of December 31, 2020, to 856 as of December 31, 2021, and to 938 as of December 31, 2022. In addition, in March 2022 we incurred one-off personnel expenses as a result of payment of an additional month’s salary to support our employees in the face of macroeconomic instability.

Cost of goods sold increased by RUB 22,738 million from 2021 to 2022 and by RUB 32,371 million from 2020 to 2021 in line with the growth of revenue related to sales of goods.

Product development. Product development expenses consist primarily of personnel costs incurred for the research and development of our search engine and other technology platforms (such as Yandex Go, marketplace platform, self-driving vehicles business, classifieds platform and others). We also include rent and utilities attributable to office space occupied by development staff in product development expenses. We expense product development costs as they are incurred.

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Product development expenses	36,339	48,461	72,278
as a percentage of revenues	16.7%	13.6%	13.9%

Product development expenses increased by RUB 23,817 million, or 49.1%, from 2021 to 2022, and by RUB 12,122 million, or 33.4%, from 2020 to 2021. These increases were primarily due to increases in headcount and salaries in 2022 and 2021. Development personnel headcount increased from 6,459 as of December 31, 2020, to 9,192 as of December 31, 2021, and to 10,708 as of December 31, 2022. In addition, we incurred one-off personnel expenses as a result of payment of an additional month’s salary to support our employees as mentioned above. As a percentage of revenues, product development expenses decreased by 3 percentage points from 2020 to 2021, reflecting faster revenue growth, and remained relatively flat from 2021 to 2022.

Sales, general and administrative expenses include: expenses for personnel engaged in sales, promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in an amount proportional to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; telecommunication services; travel expenses; legal and audit services; banking commission; and other expenses related to the Group’s operating activities.

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	62,913	122,924	172,092
as a percentage of revenues	28.8%	34.5%	33.0%

Sales, general and administrative expenses increased by RUB 49,168 million, or 40%, from 2021 to 2022 and by RUB 60,011 million, or 95.4%, from 2020 to 2021. The increase in 2022 compared to 2021 was primarily due to an increase in personnel expenses (including share-based compensation) of RUB 21,356 million which supported the acceleration in GMV growth in respect of Yandex Market and the revenue growth of Search Portal, Ride-hailing, FoodTech, Plus and Entertainment services and Yandex Delivery. Relevant personnel headcount increased from 4,690 as of December 31, 2020, to 7,956 as of December 31, 2021, and to 9,204 as of December 31, 2022.

Additional factors contributing to the overall increase from 2021 to 2022 were increases in tax expenses other than income tax of RUB 7,812 million; bank and payment systems commissions of RUB 4,846 million, reflecting an increase in the number of orders made through Yandex Market, FoodTech and Yandex Delivery and in the number of rides in the Ride-hailing segment; office rent and utilities expenses of RUB 3,034 million; and intangible assets impairment related to E-commerce, Mobility and Delivery business of RUB 2,740 million.

The increase in sales, general and administrative expenses in 2021 compared to 2020 was primarily due to an increase in advertising and marketing expenses of RUB 27,964 million as well as in personnel expenses (including share-

based compensation) of RUB 17,078 million. These increases are partly related to the consolidation of Yandex Market in the amount of  RUB 7,744 million and RUB 2,921 million respectively. Another contributing factor is the support of the acceleration of GMV growth of Yandex Market and revenue growth of Search Portal, Ride-hailing, FoodTech, Plus and Entertainment Services and Yandex Delivery. The dynamics in the second and third quarters of 2021 were also affected by the low operating costs base in prior year periods due to COVID-19-related cost optimization measures that were implemented in 2020.

Additional factors contributing to the overall increase from 2020 to 2021 were increases in bank and payment system commissions of RUB 5,517 million, reflecting an increase in the number of rides in the Ride-hailing business and in the number of orders in FoodTech and Yandex Delivery businesses, as well the consolidation of Yandex Market; and other professional and outsourced services of RUB 3,257 million.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	17,687	24,111	30,874
as a percentage of revenues	8.1%	6.8%	5.9%

Depreciation and amortization expense increased by RUB 6,763 million, or 28.0%, from 2021 to 2022 and by RUB 6,424 million, or 36.3%, from 2020 to 2021. The increases from 2021 to 2022 and from 2020 to 2021 were primarily due to: the increase of amortization expense related to technologies and licenses in the amount of RUB 1,242 million and RUB 710 million, respectively; acquisition-related intangible assets amortization expense (amortization of acquired software, customer relationships, supplier relationships and others) in the amount of RUB 440 million and RUB 1,414 million, respectively; depreciation expense related to server and network equipment and infrastructure systems in the amount of RUB 2,329 million, and RUB 2,919 million, respectively (primarily the result of our investments in servers and data center equipment); depreciation expense related to finance leases in the amount of RUB 915 million and RUB 474 million, respectively; and depreciation expense related to office furniture and equipment in the amount of RUB 771 million and RUB 442 million, respectively.

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

The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Share‑based compensation expense	15,728	20,829	24,038
as a percentage of revenues	7.2%	5.8%	4.6%

Share-based compensation expense increased by RUB 3,209 million, or 15.4%, from 2021 to 2022. The growth was primarily related to settlement of equity-linked awards in respect of our various Business Units, including options and synthetic options, in cash, which led to additional cost recognized in 2022. In light of the ongoing trading halt in our

Class A shares on Nasdaq, during 2022 participants received cash compensation based on the appreciation in value of the Business Unit equity from the grant date to the exercise date instead of settlement in our Class A shares.

Share-based compensation expense increased by RUB 5,101 million, or 32.4%, from 2020 to 2021. The growth was primarily related to new equity-based grants made in 2020-2021 (including restricted share units (“RSUs”) granted in respect of SDG, synthetic equity awards for certain business units and PSUs granted in November 2020 and February 2021) as well as the change in the share price of Yandex N.V. and appreciation of the U.S. dollar against the ruble which was offset by the high base effect (related to the replacement of cash bonuses by equity compensation for some senior employees in the second quarter of 2020, in the course of our COVID-19 related cost optimization initiatives) and due to the exchange of Yandex Market and MLU equity awards for new Yandex N.V. RSUs in the third and fourth quarters of 2020.

See Note 15 — “Share-based compensation” of our consolidated financial statements included elsewhere in this Annual Report.

Revenues and adjusted EBITDA by reportable segments

Revenues by reportable segment. Our revenues attributable to the Search and Portal segment increased by RUB 61,954 million or 38.1%, from 2021 to 2022, and by RUB 38,869 million, or 31.4%, from 2020 to 2021. The growth in this segment’s revenues is mainly driven by online advertising revenues increasing on the back of ongoing improvements to ad technologies and products, which translated into market share gains amid changes in the competitive landscape. Search and Portal revenues accounted for approximately 43.1% of total revenues in 2022, compared with 45.7% in 2021 and 56.7% in 2020.

Our revenues attributable to the E-commerce, Mobility and Delivery segment increased by RUB 94,328 million, or 56.7% from 2021 to 2022 and by RUB 83,663 million, or 101.0%, from 2020 to 2021. E-commerce, Mobility and Delivery revenues accounted for approximately 50.0% of total revenues in 2022, compared with 46.7% in 2021 and 37.9% in 2020. The increase is primarily driven by E-commerce services (where Yandex Market was the largest contributor to growth, followed by Yandex Lavka) and Mobility.

E-commerce revenues (which represented 38.8% of the total segment revenues in 2022) increased by RUB 40,667 million, or 67.2% from 2021 to 2022 and by RUB 36,946 million, or 156.4%, from 2020 to 2021. The increase was driven by the normalization of the 1P/3P revenue mix in Yandex Market and improvement of 3P take rates, as well as the growth of GMV on the back of the overall e-commerce market growth. 1P revenues increased by RUB 22,417 million, or 48.0%, in 2022 which was supported by the growth of Yandex Lavka (Yandex Lavka year-on-year growth was primarily driven by further increase in items per order, positively affecting the average check) and Yandex Market 1P sales (as a result of a growth of GMV and the business as a whole). Commission and other E-Commerce revenues grew by RUB 18,250 million, or 131.6% in 2022 due to 3P GMV growth and an improved effective take rate in Yandex Market.

Mobility revenues increased by RUB 36,566 million, or 42.8% from 2021 to 2022 and by RUB 36,097 million, or 73.3% from 2020 to 2021. The increase was driven by solid growth in the number of rides and GMV in ride-hailing as well as the higher share of our corporate taxi business, which we recognize on a gross basis. We consider the number of rides to be a key performance indicator for our Ride-hailing segment. We define rides as the number of rides completed by the service users (riders) in a given period. Management uses this metric to assess the scale and frequency of usage of our platform and believes that it is the most useful metric for investors to measure the scale and usage of our platform. The number of rides for the years ended December 31, 2020, 2021 and 2022 were 1.6 billion, 2.4 billion and 3.1 billion, respectively.

Other O2O services revenues attributable to E-commerce, Mobility and Delivery segment increased by RUB 20,613 million from 2021 to 2022 which delivered solid 89% year-on-year growth primarily driven by the growth of Yandex Delivery and Yandex Food Delivery, as well as the acquisition of Delivery Club.

Our revenues attributable to the Plus and Entertainment services segment increased by RUB 13,374 million, or 72.7% from 2021 to 2022, and by RUB 10,601 million, or 135.8%, from 2020 to 2021. Plus and Entertainment services revenues accounted for approximately 6.1% of total revenues in 2022, compared with 5.2% in 2021 and 3.6% in 2020. The increase was supported by the further expansion of the Yandex Plus subscriber base, an increasing share of paying subscribers and an increasing revenue per subscriber, increases in original and exclusive content license revenue, as well as growth of our advertising and transactional revenues (ticket sales).

Our revenues attributable to the Classifieds segment increased by RUB 3,070 million, or 33.3%, from 2021 to 2022 and by RUB 2,916 million, or 46.3%, from 2020 to 2021. Classifieds revenues accounted for approximately 2.4% of total revenues in 2022, compared with 2.6% in 2021 and 2.7% in 2020. The decrease of the share of this segment’s revenues in total group revenue in 2022 compared to 2021 is primarily due to the impact of the significant downturn affecting the new car market.

Our revenues attributable to the Other Business Units and Initiatives segment increased by RUB 20,816 million, or 85.2%, from 2021 to 2022 and by RUB 13,168 million, or 116.9%, from 2020 to 2021. Other BUs and Initiatives revenues primarily related to Devices and Cloud in 2022, Devices and Zen in 2021 and 2020 and increased to approximately 8.7% of total revenues in 2022, compared with 6.9% in 2021 and 5.2% in 2020.

Adjusted EBITDA by reportable segments. Our adjusted EBITDA attributable to the Search and Portal segment increased by RUB 36,142 million, or 44.8%, from 2021 to 2022 and by RUB 19,640 million, or 32.1%, from 2020 to 2021. The increase in 2022 was mainly a result of the positive operating leverage effect driven by solid trends in advertising revenue and supported by savings related to advertising and marketing expenses as well as positive impact of the segregation of corporate overheads. All these factors helped to offset an adverse impact from the growth of personnel costs on the back of the changes in our compensation scheme, and the resulting inclusion in adjusted EBITDA of stock-based compensation expenses related to RSU equity awards of our employees settled in cash. The primary factor contributing to the overall increase in 2021 was revenue growth due to the solid performance of the core search business (supported by product development and improved search share) as well as strong trends in the Yandex Ad Network on the back of improved economic recovery from COVID-19 pandemic partly offset by our investments in increasing the effectiveness of our advertising products (including our conversion strategies and simplified solutions for SMB clients) and in product and performance marketing to support the growth of our iOS market share.

Our adjusted EBITDA losses attributable to the E-commerce, Mobility and Delivery segment narrowed by RUB 11,109 million, from 2021 to 2022 and expanded by RUB 28,651 million, from 2020 to 2021. The improvement of adjusted EBITDA in 2022 was driven primarily by better operational efficiency across most of the key businesses included in the segment, as well as a group-wide focus on cash generation and stricter cost control, which included a hiring freeze, optimization of marketing expenses and other overheads. The decrease of adjusted EBITDA in 2021 was primarily due to investments in the growth of scale of E-Commerce businesses since the date of Market consolidation within Yandex, including expansion of logistics infrastructure and operations as well as targeted marketing campaigns to expand customer base and strengthen brand recognition.

Our adjusted EBITDA attributable to the Plus and Entertainment segment decreased by RUB 1,385 million, from 2021 to 2022 and decreased by RUB 2,729 million, from 2020 to 2021. Subscription revenue growth was largely offset by the investments in marketing and the growth of personnel expenses to support the expansion of the business.

Our adjusted EBITDA attributable to the Classifieds segment decreased by RUB 753 million, or 40.4%, from 2021 to 2022 and increased by RUB 957 million, or 105.5% from 2020 to 2021. The primary factor contributing to the overall decrease of adjusted EBITDA in 2022 was the growth of advertising and marketing expenses, investments in our new businesses, such as Yandex Rent, as well as personnel costs to support the services development. The primary factor contributing to the overall increase of adjusted EBITDA in 2021 was the increase in revenues from auto dealers’ listings (from the low pandemic-affected base of 2020), partly offset by investments in the development and marketing of new products and services in order to expand our end-to-end value proposition for both customers and consumers, as well as overall enhancement of the Classifieds segment’s offering.

Our adjusted EBITDA attributable to the Other Business Units and Initiatives segment decreased by RUB 12,635 million, from 2021 to 2022, and decreased by RUB 6,484 million, from 2020 to 2021. The decreases in 2022 were primarily due to segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA to Other Business Units and Initiatives category in 2022 and higher investments in our experimental growing businesses, such as Yandex SDG and FinTech, while our key businesses have demonstrated improvements in performance compared 2021: Devices and Cloud in Russia & CIS both became profitable in 2022. The decreases in 2021 were primarily due to our launch of new experiments, such as FinTech, as well as continued investments in Yandex SDG and other initiatives and experiments.

Interest Income

Interest income remained relatively stable at RUB 4,723 million in 2022 and RUB 4,615 million in 2021. Interest income increased from RUB 3,869 million in 2020 to RUB 4,615 million in 2021 mainly due to the increase in applicable interest rates.

Interest Expense

Interest expense decreased to RUB 3,396 million in 2022 from RUB 3,711 million in 2021. This dynamic reflects a decrease in amortization of debt discount and interest expenses related to our convertible debt and increase in interest on the loan that was used to finance the convertible debt restructuring as well as an increase in financial lease interest expenses.

Interest expense increased to RUB 3,711 million in 2021 from RUB 2,373 million in 2020. The increase was primarily due to amortization of debt discount and interest expenses related to our convertible debt in the amount of RUB 521 million and financial lease interest expenses in the amount of RUB 578 million.

Gain on restructuring of convertible debt

In June 2022, we completed the purchase of 93.2% in aggregate principal amount of our $1.25 billion 0.75% Convertible Notes due 2025. We have to date purchased more than 99% in aggregate principal amount of the Notes originally issued. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized. See Note 13 — “Debt” of our consolidated financial statements included elsewhere in this Annual Report.

Effect of the News and Zen deconsolidation

In September 2022, we completed the sale of our news aggregation platform and Zen, our infotainment service, together with the acquisition of 100% of the food delivery service Delivery Club. The transaction marked a strategic decision to exit from media businesses (other than entertainment streaming). As a result of the News and Zen deconsolidation, a gain in the amount of RUB 38,051 million was recognized. See Note 3 – “Business combinations and investment transactions” of our consolidated financial statements included elsewhere in this Annual Report.

Effect of Yandex Market consolidation

On July 23, 2020, we completed the acquisition of our joint venture partner’s interest in Yandex Market (approximately 50%) for RUB 42,000 million. The acquisition was accounted for as a step-acquisition under the business combination rules. Accordingly, we remeasured our previously held equity interest in Yandex Market to fair value, in the amount of RUB 41,838 million, and recorded a gain of RUB 19,230 million. As a result, we became the controlling shareholder in Yandex Market and its financial results have been consolidated in our consolidated financial statements from July 24, 2020.

Income/(loss) from equity method investments

Loss from equity method investments in the amount of RUB 929 million in 2022 is mainly represented by the investments in venture capital funds. Income from equity method investments in the amount of RUB 6,367 million in 2021 is represented the RUB 3,354 million gain on the revaluation of investment in ClickHouse Inc. and RUB 3,014 million in investments in venture capital. Net loss from equity method investments in the amount of RUB 2,175 million in 2020 mainly related to an investment in Yandex Market B.V. See Note 4 — “Consolidated financial statements details” of our consolidated financial statements included elsewhere in this Annual Report.

Other Income/(Loss), net

The following table presents the components of our other income/(loss), net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Foreign exchange gains	2,752	235	9,393
Contribution to a not-for-profit organization	—	(1,500)	—
Income/(loss) from investments in venture capital fund	89	667	(485)
Loss on divestment of Yandex.Money	(926)	—	—
Other	406	(619)	451
Total other income/(loss), net	2,321	(1,217)	9,359
Total other income income/(loss), net, as a percentage of revenues	1.1%	(0.3)%	1.8%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statements of operations. In 2022, we recognized foreign exchange loss in our Russian subsidiaries in the amount of RUB 2,720 million due to the strengthening of the Russian ruble against the U.S. dollar. By contrast, we recognized foreign exchange gain of RUB 12,113 million in our non-Russian subsidiaries where functional currency primarily is the U.S. Dollar, because those companies have monetary assets and liabilities denominated in other currencies.

There were no significant fluctuations in exchange rates in 2021, so we recognized an insignificant foreign exchange gain compared to previous period in the amount of RUB 235 million.

In 2020, we recognized foreign exchange gain in our Russian subsidiaries in the amount of RUB 4,856 million due to depreciation of the Russian ruble against the U.S. dollar. On the contrary, we recognized foreign exchange losses of RUB 2,104 million in our foreign companies where functional currency primarily is the U.S. Dollar, because those companies have monetary assets and liabilities denominated in other currencies.

The item labelled as “Contribution to a not-for-profit organization” in 2021 represents our RUB 1.5 billion contribution to the Russian Fund for the Development of Information Technologies to support Russian technology companies in promoting their products and services.

Income Tax Expense

The following table presents our income tax expense and effective tax rate for the periods presented:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB,
	except percentages)
Income tax expense	13,193	7,430	22,734
Effective tax rate	36.1%	(102.9)%	32.3%

Our income tax expense increased by RUB 15,304 million from 2021 to 2022 and decreased by RUB 5,763 million from 2020 to 2021 primarily reflecting changes in taxable income. Our effective tax rate increased by 135.2 percentage points from 2021 to 2022 and decreased by 139.0 percentage points from 2020 to 2021. The effective tax rate differs from the statutory rate mainly as a result of the effects of deferred tax asset valuation allowances, share-based compensation expense, tax effects of the News and Zen deconsolidation and related acquisition of Delivery Club, the effect of change in tax rates, items not deductible for tax purposes, differences in foreign tax rates of certain our subsidiaries, gains/(losses) on equity method investments, contribution to a not-for-profit organization, withholding tax on distributed profits from subsidiaries, tax provisions recognized as well as gain on Yandex Market consolidation and loss on the disposal of Yandex Money.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about our income tax expense. A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 10 — “Income tax” of our consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources

Our principal source of liquidity is cash flows from our operating activity, and, historically, the issuance of shares and convertible notes, as well as credit facilities.

As of December 31, 2022, we had RUB 83,285 million in cash, cash equivalents and term deposits. Cash equivalents primarily consist of bank deposits with original maturities of three months or less. Our U.S. dollar denominated holdings as of December 31, 2022, accounted for approximately 19% of our cash, cash equivalents and term deposits.

In 2022, we repurchased substantially all of our convertible notes due 2025, and funded the cash portion of such repurchase price primarily by means of fixed-rate RUB-denominated commercial loan maturing in 2025 (for more details see Note 13 – “Debt” of our consolidated financial statements included elsewhere in this Annual Report).

We also had several confirmed credit facilities, consisting of leasing facilities in the amount of RUB 5,715 million, overdrafts in the amount of RUB 4,000 million and other credit facilities in the amount of RUB 2,062 million which remained unused as of December 31, 2022.

Since the end of 2021, we have a reverse factoring program with providers that act as our paying agents to ensure timely, stable, and sustainable payment discipline to merchants of Yandex Market. The amount of our obligations to the providers as of December 31, 2021 and 2022 was RUB 3,110 million and RUB 20,702 million, respectively, and according to the contract, the obligations are not collateralized.

We need capital to finance our capital expenditure, working capital, acquisitions, repayment of debt and related interest payment and other general corporate activities. We expect to continue to finance them mainly through our operating cash flow, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities.

Certain of our subsidiaries are temporarily restricted from remitting funds in the form of cash dividends or loans by a variety of regulations and local statutory requirements. The dividends from our principal operating subsidiaries to our parent are limited to the cumulative net profits of the subsidiaries, calculated in accordance with local accounting principles, which differ from the cumulative net profit calculated in accordance with U.S. GAAP. In addition, these dividends cannot result in negative statutory net assets in our subsidiaries or render them insolvent. Pursuant to applicable statutory rules, the amount that our principal operating subsidiary would be permitted to pay as a dividend to our parent company as of December 31, 2022 was approximately RUB 183,229 million.

Cash Flows

Set out below the summary of our cash flows for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022

	(in millions of RUB)
Net cash provided by operating activities	32,604	9,293	41,688
Net cash (used in)/provided by investing activities	(119,947)	21,994	(22,738)
Net cash (used in)/provided by financing activities	139,676	(84,845)	(5,519)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	23,660	511	(8,390)

Cash flows provided by operating activities.

Our main sources of cash provided by operating activities are generated by Search and Portal and Mobility services. Additionally, we generate cash through sales of devices and other services. Our primary uses of cash from operating activities include payments to employees, purchase of goods and content assets, and payments to our Yandex Advertising Network partners and distribution partners. Other uses of cash from operating activities include payments to suppliers for professional services, tax authorities for income taxes, and other general corporate expenditures.

Net cash provided by operating activities increased by RUB 32,395 million from 2021 to 2022. The increase in 2022 mainly resulted from positive operating leverage effect in Search and Portal driven by solid trends in advertising revenue supported by savings related to reduced advertising and marketing expenses, as well as increase of inflow from Mobility services driven by (i) the growth in the number of rides on the back of improvement of the rider base and order frequency in Russia, fast growth of new users in CIS; and (ii) operational efficiency improvement and optimization of marketing expenses.

Net cash provided by operating activities decreased by RUB 23,311 million from 2020 to 2021. The decrease mainly was due to significant outflows related to the growth of scale in our E-Commerce business.

Cash flows (used in)/provided by investing activities.

Cash provided by investing activities consists primarily of maturities of term deposits and sales of investments in marketable and non-marketable securities. Cash used in investing activities consists primarily of purchases of property and equipment (the purchases of servers and networking equipment for data centers, fulfillments and sort centers, investments in equipment for scooters and to the construction of a new office building for our headquarters), payments for acquisitions of businesses, investments in term deposits, purchases of marketable and nonmarketable securities.

Net cash used in investing activities in 2022 in the amount of RUB 22,738 million compared to net cash provided by investing activities in 2021 in the amount of RUB 21,994 million was mainly a result of a decrease in cash flows from maturities of term deposits (net of investment in term deposits) of RUB 57,714 million. Cash used for purchases of property and equipment and intangible assets increased by RUB 5,923 million in 2022.

Net cash provided by investing activities in 2021 in the amount of RUB 21,994 million compared to net cash used in investing activities in 2020 in the amount of RUB 119,947 million was mainly a result of maturities term deposits in 2021 and investments in term deposits in 2020 (in net amounts).

Cash used for acquisitions of businesses net of cash acquired in the amount of RUB 8,236 million in 2021 mainly related to the acquisitions: Axelcroft Group in February 2021 (RUB 7,228 million), Acropol Bank and other acquisitions (see Note 3 — “Business combinations and Investment transactions” of our consolidated financial statements included in this Annual Report). Cash used for purchases of property and equipment and intangible assets increased by RUB 20,070 million. In addition, in 2021, we made several treasury investments in the amount of RUB 10,604 million.

Cash flows (used in)/provided by financing activities.

Net cash used in financing activities in 2022 was RUB 5,519 million, consisting mainly of cash outflows from repayment of debt for the amount of RUB 49,560 million and cash inflow from new debt in the amount of RUB 50,666 million. Repayment of debt primarily refers to the repurchase of our convertible notes (For more details see Note 13 – “Debt” of our consolidated financial statements included in this Annual Report). The cash inflow from proceeds from new debt reflected primarily a RUB-denominated commercial loan maturing in June 2025 used to fund the cash portion of such repurchase price.

Net cash used in financing activities in 2021 was RUB 84,845 million, consisting mainly of cash outflows from payment under the transaction with Uber of RUB 73,077 million.

Cash inflow from financing activities in 2020 was RUB 139,676 million, consisting mainly of cash inflows from proceeds from issuance of convertible notes of RUB 82,046 million and proceeds from issuance of ordinary shares of RUB 72,650 million, slightly offset by the cash outflow related to repurchases of ordinary shares of RUB 10,165 million.

Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents principally reflects fluctuations of Russian ruble against the U.S. dollar. The Russian ruble appreciated against the U.S. dollar in 2022, was relatively stable in 2021 and depreciated in 2020.

Off-Balance Sheet Items

We do not currently engage in material off balance sheet financing arrangements, and do not have any material interest or obligation, including a contingent obligation, arising out of a variable interest, in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payments due by period
		Less than	One to three	Three to five	More than
	Total	one year	years	years	five years

	(in millions of RUB)
Operating lease obligations	32,972	12,729	12,752	4,899	2,592
Finance lease obligations	33,946	4,754	11,146	8,037	10,009
Debt	51,191	21,306	29,885	—	—
Non-cancelable streaming content related purchase obligations	3,139	2,519	620	—	—
Non-cancelable other purchase obligations	33,212	21,698	11,096	232	187
Total contractual obligations	154,460	63,006	65,499	13,168	12,788

The table above presents our long term rent obligations for our offices, data center facilities and cars, long-term debt, production and licensing of streaming content and other purchase obligations related to utilities fees, data center operations and facility build-outs, devices production and other services and obligations.

For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2022. All amounts are shown excluded value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

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

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax expense in the period in which such determination is made. The income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2022, due to ambiguities in, and the evolution of, local tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Tax Matters—Changes in the tax systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Business Combinations

The FASB authoritative guidance requires us to allocate the fair value of purchase consideration to the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of the future results of operations of such businesses. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management.

The purchase consideration that requires estimation of fair value is determined by valuation techniques which involve the use of significant estimates and assumptions determined by the management.

Impairment of Goodwill

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

Fair Value of the Share Consideration Part of the Convertible Debt

We accounted for the modification of our 0.75% convertible notes due March 3, 2025 (the “Notes”) as a troubled debt restructuring and recognized as a gain the difference between the carrying value of all the Notes and the fair value of the purchase price paid and payable, including the cash component and share consideration. The fair value of the share consideration was determined based on the analysis of the most appropriate valuation technique in light of the trading halt in our Class A shares on NASDAQ.

Recent Accounting Pronouncements

See Note 1 — “Description of Business and Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

In our Russian operating subsidiaries, foreign exchange gains and losses arise primarily on monetary assets and liabilities denominated in U.S. dollars, and in our foreign companies – denominated in rubles. Therefore the exchange rate fluctuations of rubles versus U.S. dollar may significantly affect our results of operations. If the U.S. dollar had been stronger/weaker by 20% relative to the value of the Russian ruble as of December 31, 2022 we would have recognized additional foreign exchange losses/gains before tax of RUB 12,319 million.

Furthermore, the revenues and expenses of our Russian operating subsidiaries are primarily denominated in Russian rubles. However, a major portion of our capital expenditures, primarily servers, networking and engineering equipment imported by Russian suppliers, as well as a portion of expenses denominated in a currency other than the Russian ruble, can be materially affected by changes in the dollar-ruble and euro-ruble exchange rates. In the event of a material appreciation of the U.S. dollar against the ruble, such as that which occurred in 2015, 2020 and 2022, the ruble equivalents of these U.S. dollar-denominated expenditures increase and negatively impact our net income and cash flows.

The functional currency of our parent company is the U.S. dollar. The functional currency of our subsidiaries incorporated in other countries is generally the respective local currency. The Russian ruble is our reporting currency. The financial statements of non-Russian entities are translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2020, 2021 and 2022 were included as a foreign currency translation adjustment and recorded as part of accumulated other comprehensive income in our consolidated balance sheets. U.S. dollar cash, cash equivalents and term deposits comprise the largest portion of our assets in the Netherlands. Total U.S. dollar denominated cash, cash equivalents and term deposits held in our Dutch companies amounted to RUB 11,436 million and RUB 25,189 million as of December 31, 2022 and 2021, respectively.

Interest Rate Risk

We had current term deposits of RUB 153 million as of December 31, 2022 invested at fixed rates and  repayable in less than twelve months. We do not believe that we have any material exposure to changes in the fair value of our term deposits as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

On March 3, 2020, we issued $1.25 billion principal amount (RUB 82,909 million as of the issue date) 0.75% convertible notes due 2025. In June 2022, we completed the purchase of 93.2% in aggregate principal amount of our $1.25 billion 0.75% convertible notes due 2025 and have to date purchased more than 99% in aggregate principal amount. We funded the repayment primarily by means of a fixed-rate RUB-denominated commercial loan maturing in June 2025. See Note 13 — “Debt” of our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our non-executive directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
John Boynton	57	2025	2000	Non-Executive Chairman
Rogier Rijnja	60	2026	2013	Non-Executive Director
Charles Ryan	55	2026	2011	Non-Executive Director
Alexander Voloshin	67	2026	2010	Non-Executive Director
Alexey Yakovitsky	47	2023	2019	Non-Executive Director
Alexander Moldovan	72	2025	2021	Non-Executive Director

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

Mr. Ryan became a non-executive director of Yandex at the time of its initial public offering in 2011. A finance professional with 29 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG’s investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University. The Board of Directors has determined that Mr. Ryan meets the SEC criteria for an Audit Committee Financial Expert.

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

Mr. Yakovitsky has been a non-executive director of Yandex since 2019. He started his career in equity research at United Financial Group (UFG). He was ranked the No. 1 telecom analyst for Russia by Institutional Investor in 2004 and was cohead of Russian equity research at UFG and Deutsche Bank (which acquired UFG) in 2005-2008. He then joined VTB Capital in 2008 as co-head of equities and head of research and served as its Moscow CEO from 2009 until Q1 2022. Mr. Yakovitsky has degrees from Moscow Lomonosov State University, Department of History, as well as from the Nelson A. Rockefeller College of Public Affairs and Policy (Albany, US).

Dr. Moldovan first joined the Board in June 2021. Dr. Moldovan is Chairman of the Academic Council of the Vinogradov Institute and a full member of the Russian Academy of Sciences. He is one of the foremost experts on the history and evolution of the Russian language. His collaborations with Yandex date back more than 20 years when he worked with Arkady Volozh and Ilya Segalovich to develop the first National Russian Language Corpus on top of our core search platform. As a member of our Board of Directors, Dr. Moldovan will be well-positioned to help Yandex develop a variety of projects related to speech and language technologies as well as ESG initiatives related to inclusivity and adaptation of the Company’s products for all audiences, including people with disabilities. Mr. Moldovan’s popularity in scientific circles will help the Company gain access to cutting edge R&D, and of course, Dr. Moldovan’s experience will be useful in Yandex’s educational initiatives.

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Following the resignations of our two executive directors in 2022, these positions remain vacant. In the absence of executive directors, as matter of Dutch law, our Board of Directors collectively exercises executive authority over our company. The Board grants powers of attorney from time to time to company representatives as required, and supervises and directs the other members of management.

Compensation and Share Ownership of Executive Officers and Directors

In light of the trading halt in our Class A shares on Nasdaq, our Board of Directors approved an amendment of our outstanding equity incentive awards: our participants receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. Accordingly, no awards have been or are due to be vested between February 28, 2022 until the end of 2023, and participants will instead receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards.

The aggregate cash compensation paid or accrued in 2022 for members of our senior management (a total of 11 persons), as a group, was RUB 1,423 million ($20.2 million), including cash compensation of RUB 1,131 million ($16.1 million), which was paid instead of the relevant vested equity awards. In addition, in 2022, we granted an aggregate of 137,627 RSUs and 62,046 PSUs before February 28, 2022, and 367,191 Business Units Equity Awards during 2022 to the members of this senior management group. RSUs generally vest over four years with one-sixteenth vesting each quarter; the PSUs vest at the end of the three-year vesting period, subject to the achievement of defined performance goals. Based on the level of performance, participants may earn up to 250% of the target number of PSUs. Business Units Equity Awards will vest 25% after one year and the remaining part on a quarterly basis over three years. The RSUs, PSUs and Business Units Equity Awards have ten-year terms.

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

Nominating Committee

The nominating committee consists of five members: Messrs. Boynton (chairperson), Rijnja, Voloshin, and

Moldovan. There is one vacancy in this Committee after Mr. Komissarov’s (Designated Director) resignation on March 6, 2023 due to his personal designation under EU sanctions. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The committee has formed two subcommittees:

●	Subcommittee I consists of one director with a Russian passport and residency (Mr. Moldovan), and one other director (Mr. Boynton). Subcommittee I will recommend to our Board for nomination four directors (the “Class I Directors”), who will then be subject to the approval of our Board as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The current Class I Directors on the Board are Charles Ryan and Alexander Moldovan. Mikhail Parakhin and Ilya Strebulaev, who stepped down in October 2020 and in March 2022, respectively, were also Class I Directors, and these seats are currently vacant;
●	Subcommittee II consists of three directors (Messrs. Boynton, Voloshin, and Rijnja) who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our Board must adopt the recommendations of candidates recommended by Subcommittee II, unless our Board votes by a supermajority of ten directors (subject to adjustment for Board vacancies) to reject such recommendation.

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

Investment Committee

Our investment committee consists of Messrs. Ryan (chairperson), Boynton, and Rijnja. Each member satisfies the “independence” requirements of the NASDAQ listing standards. The investment committee is responsible for, among other things:

●	reviewing, and providing guidance to management and the Board with respect to, potential corporate transactions, including strategic investments, mergers, acquisitions and divestitures transactions (“Potential Transactions”), including the structure, timing or other terms or conditions of such transactions;
●	overseeing management’s and the Board’s due diligence process with respect to Potential Transactions;
●	overseeing the negotiation by management and the Company’s financial, legal and other professional advisors of the definitive terms of any Potential Transaction;
●	monitoring and reporting to the Board regarding the implementation of any Potential Transaction and the integration of any completed transaction; and
●	reviewing and providing guidance to management and the Board regarding the organizational structure of the group.

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

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2020	2021	2022
Russia	11,505	17,397	19,123
Other	359	607	1,727
Total	11,864	18,004	20,850

	2020	2021	2022
Product development	6,459	9,192	10,708
Sales, general and administration	4,690	7,956	9,204
Cost of sales	715	856	938
Total	11,864	18,004	20,850

We also typically employ several thousand contract workers on a part-time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full-time staff.

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plan

We grant equity awards in the form of restricted shares units (“RSUs”) and performance share units (“PSUs”) under our 2016 Equity Incentive Plan (the “2016 Plan”) (“Company Awards”). Our 2016 Plan was approved at our 2016 annual general meeting of shareholders on May 27, 2016 and replaced our Forth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”). However, there remain unexercised grants under our 2007 Plan. The total number of shares available for issuance under the 2016 Plan is equal to 20% of the aggregate number of Class A and Class B shares outstanding from time to time.

Additionally, the 2016 Plan provides employees of several business units the opportunity to receive equity awards or synthetic option awards in respect of relevant business units (the “Business Unit equity awards” and “Synthetic options”) and a linked RSU award.

Plan administration. Our board of directors or its compensation committee administers our 2016 Plan. Although our 2016 Plan sets forth certain terms and conditions of our equity awards, our board of directors or its compensation committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, and form of payment upon exercise.

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

Class A Shares.

Equity awards granted since October 2008 are in respect of Class A shares only, in accordance with their terms and the terms of the 2016 Plan.

Amendment and Termination.  Our board of directors may at any time amend, suspend or terminate our 2016 Plan. Prior to any such amendment, suspension or termination, our board of directors must first make a determination that share options already granted will not be adversely affected. Unless terminated earlier, our 2016 Plan will continue in effect until May 2026.

Equity Award Exchanges.

In March 2022, the Company offered to all holders of RSUs an opportunity to exchange the portion of outstanding awards that would otherwise have vested between February 28, 2022 and the end of 2022 for cash bonuses. Equity awards in respect of an aggregate of approximately 3.3 million RSUs were exchanged. The replacement cash payments were paid in accordance with the original 2022 vesting schedules of the exchanged RSUs.

In January 2023, the Company extended this program into 2023 and modified the terms of Yandex N.V. RSU awards to exchange the portion of outstanding awards that would otherwise have vested in 2023 year for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged. The replacement cash payments are payable in accordance with the original 2023 vesting schedules of the exchanged RSUs.

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that were exercisable as of February 15, 2023. The percentage of beneficial ownership is based on 325,783,607 Class A shares and 35,698,674 Class B shares outstanding as of February 15, 2023. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Yandex N.V., Schiphol Boulevard 165 Schiphol P7 1118 BG, the Netherlands.

	Shares Beneficially Owned as of February 15, 2023
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors:
John Boynton(2)	129,794	*	—	—	*	*
Alexey Komissarov(3)	8,408	*	—	—	*	*
Alexander Moldovan(4)	1,262	*	—	—	*	*
Rogier Rijnja(5)	4,251	*	—	—	*	*
Charles Ryan(6)	49,504	*	—	—	*	*
Alexander Voloshin(7)	81,780	*	—	—	*	*
Alexey Yakovitsky(8)	11,284	*	—	—	*	*
All directors as a group (7 persons)(9)	286,283	0.09%	—	—	0.04%	0.08%
Principal Shareholders:
LASTAR Trust(10)	32,656	0.01%	30,786,700	86.24%	45.1%	8.53%
Vladimir Ivanov	7,123,756	2.19%	3,318,884	9.3%	5.90%	2.89%
Invesco Ltd(11)	26,895,748	8.26%	—	—	3.94%	7.44%
FMR LLC(12)	19,494,271	5.98%	—	—	2.86%	5.39%
Capital Research Global Investors(13)	17,025,521	5.23%	—	—	2.49%	4.71%
Total shares held by directors and 5% holders	70,858,235	21.76%	34,105,584	95.54%	60.33%	29.04%

*	Represents beneficial ownership of less than one percent of such class.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share. The percentage of total voting power does not take into account the rights of the holder of the Priority Share. See “Information of the Company — Governance Structure.”
(2)	Includes (a) 60,000 Сlass A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 57,013 Class A shares held by the John W. Boynton IV Trust of 2006, and (c) 12,781 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(3)	Consists of 8,408 vested restricted share units in respect of Class A shares. Alexey Komissarov resigned from the Board effective March 6, 2023.
(4)	Consists of 1,262 vested restricted share units in respect of Class A shares.
(5)	Consists of 4,251 vested restricted share units in respect of Class A shares.
(6)	Includes 49,504 vested restricted share units in respect of Class A shares.
(7)	Consists of 81,780 vested restricted share units in respect of Class A shares.
(8)	Consists of 11,284 vested restricted share units in respect of Class A shares.
(9)	Includes 169,270 vested restricted share units in respect of Class A shares.
(10)	LASTAR Trust, a family trust established by Mr. Volozh in January 2020. Mr. Volozh has irrevocably undertaken not to instruct the trustee as to how to vote such shares going forward. Pursuant to the terms of the trust, the trustee will vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent members of the Board of Directors. Includes (a) 30,786,700 Сlass B shares held by Genesis Trust & Corporate Services Ltd, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family and (b) options to purchase 32,656 Class A shares.
(11)	The number of shares reported is based solely on the Schedule 13G filed by Invesco Ltd on February 14, 2023 and represents its beneficial ownership as of December 31, 2022. The principal business office of Invesco Ltd is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(12)	The number of shares reported is based solely on the Schedule 13G filed by FMR LLC on February 9, 2023 and represents its beneficial ownership as of December 31, 2022. The principal business office of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(13)	The number of shares reported is based solely on the Schedule 13G filed by Capital Research Global Investors on February 14, 2023 and represents its beneficial ownership as of December 31, 2022. The principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

Holdings by U.S. Shareholders

As of February 15, 2023, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 100% of our outstanding Class A shares by number, which represented approximately 47.56% of our outstanding shares by voting power.

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

Loans granted to related parties

As of December 31, 2021 and 2022, we had loans outstanding in the aggregate principal amount of RUB 329 million and RUB 38 million ($0.5 million), respectively, to certain senior employees. The interest rate on the loans is up to 3% per annum and they mature in 2023-2032.

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

Item 9. The Listing.

Markets

Our Class A ordinary shares are currently listed on the NASDAQ Global Select Market, under the symbol “YNDX”. On February 28, 2022, Nasdaq and the New York Stock Exchange imposed a trading halt in securities of a number of companies with material operations in Russia, including Yandex N.V.

Оn March 15, 2023, the Listing Qualifications Staff of Nasdaq notified us that it had determined that our securities would be delisted from the Nasdaq Global Select Market. On March 21, 2023, we submitted a request for a hearing to appeal such determination. A hearing will be held in late April 2023, and the delisting of our Class A shares will be stayed pending the issuance of a written decision of the hearings panel.

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

In connection with the offering of the notes, we entered into a Trust Deed, dated March 3, 2020, with BNY Mellon Corporate Trustee Services Limited, as trustee. The Trust Deed includes the terms and conditions upon which the notes are to be authenticated, issued and delivered. The notes are convertible into cash, our Class A shares or a combination of cash and our Class A shares, at our election, based on an initial conversion rate 47.5% premium above the reference share price of $40.7289. The reference share price was calculated by taking the volume weighted average price of our Class A shares between opening and closing of trading on the NASDAQ Global Select Market on February 25, 2020. Accordingly, the corresponding initial conversion price was approximately $60.0751 per Class A share, subject to adjustment on the occurrence of certain events. Prior to March 18, 2023, the notes were convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date of the notes.

The notes bore interest at a rate of 0.75% per year, payable semi-annually in arrears on September 3rd and March 3rd of each year, beginning on September 3rd, 2020. The notes matured on March 3, 2025, unless earlier repurchased, redeemed or converted in accordance with their terms. The notes were senior unsecured obligations and we did not have the right to redeem the notes prior to maturity, except in connection with certain changes in tax laws.

The net proceeds from the convertible note offering were $1.237 billion, after deducting the initial purchasers’

discount and estimated offering expenses.

On March 7, 2022, the convertible notes’ delisting event condition was triggered as a result of the trading of our Class A shares on NASDAQ having been suspended for five trading days. This resulted in the holders of our convertible notes having the right to require the redemption of their Notes at par in the full amount of $1,250.0, plus accrued interest. We engaged in active discussions with an ad hoc committee of holders of our convertible notes with a view to negotiating and agreeing a mutually acceptable restructuring plan in respect of these obligations. In June 2022, following the amendment of our convertible notes’ terms, we agreed terms with the ad hoc committee for the repurchase of our convertible notes, entered into a purchase agreement with certain of the holders and completed the repurchase of 93.2% in aggregate principal amount of our convertible notes. The purchase agreement provided for a purchase price of $140 thousand in cash (“cash component”) and 957 of our Class A shares (“share consideration”) for each $200 thousand in principal amount of our convertible notes purchased. Between July and December 2022, we entered into additional purchase agreements with further holders of our convertible notes on the same terms, and have to date repurchased a further 5.9% of aggregate principal amount of our convertible notes. Of the $1,239.4 million of our convertible notes’ principal amount repurchased, the notes in an aggregate principal amount of $1,175.4 million have been surrendered to the principal paying, transfer and conversion agent for cancellation and have been subsequently cancelled, and the remainder, an aggregate principal amount of $64.0 million, continue to be held by us and are not yet capable of being cancelled due to certain restrictions imposed by the clearing systems through which our convertible notes are held.

The terms and conditions of our convertible notes, as amended, provided that the final maturity date would be September 13, 2022. Due to the general prohibition under the rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) on the issuance of shares by issuers whose operations are predominantly in Russia as well as various other impediments restricting the ability to make cash payments on our convertible notes (as opposed to repurchases of our convertible notes), including restrictions imposed by the clearing systems in which our convertible notes are held, we were unable to redeem the outstanding convertible notes by the deadline of final maturity date deadline of September 13, 2022. On September 20, 2022, being seven calendar days after the final maturity date deadline, this inability to make the payment became an “Event of Default”. We were also unable to make the necessary interest payment on the remaining convertible notes, due on September 3, 2022, as a result of the restrictions imposed by the clearing system, and this constituted a further Event of Default as of September 17, 2022.

In addition, on September 30, 2022 and on October 17, 2022, we issued a total of 2.5 million Class A shares as a partial settlement of our obligations under the share consideration portion of the purchase agreements. Such issuance was made in compliance with the provisions of OFAC General License No. 45, issued on July 22, 2022. We will use commercially reasonable efforts to deliver the remaining share consideration of the purchase price when it becomes permissible to do so under applicable laws and regulations.

We remain committed to satisfying our obligations on the remaining convertible notes and have available resources to do so.

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

Under the Internal Revenue Code, qualified dividends received by certain non-corporate U.S. holders (i.e. individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). Prior to the halt on February 28, 2022, of the trading of our Class A ordinary shares that are currently listed on the NASDAQ Global Select Market, we believe we were a qualified foreign corporation under the Internal Revenue Code, because our Class A ordinary shares were readily tradable on an established securities market in the United States. Following the trading halt of our Class A ordinary shares, however, we believe that we are no longer a qualified foreign corporation under the Internal Revenue Code, because our Class A ordinary shares are no long readily tradable on an established securities market in the United States, and we are not expected to meet the other requirement that would permit treatment as a qualified foreign corporation, which requires being eligible for benefits under certain income tax treaties with the United States. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to Class A shares following the trading halt of our Class A ordinary shares are not expected to be treated as “qualified dividend income.” In addition, dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates, except to the extent that they are taxable otherwise if we are a passive foreign investment company as described below.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s principal executive officer and principal financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2022, the company’s principal executive officer and principal financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Delivery Club LLC, which we acquired in September 2022, as discussed in Note 3, “Business combination and Investment transactions” of our consolidated financial statements included elsewhere in this Annual Report. We have included the financial results of Delivery Club LLC in the consolidated financial statements from the date of acquisition. Total revenues subject to Delivery Club LLC’s internal control over financial reporting represented less than 1% of our consolidated total revenues for the fiscal year ended December 31, 2022. Total assets resulting from the acquisition, subject to Delivery Club LLC’s internal control over financial reporting represented less than 1% of our consolidated total assets as of December 31, 2022.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our principal executive officer and principal financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2022, our internal control over financial reporting was effective.

There has been no change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Joint-Stock Company “Technologies of Trust – Audit”, our independent registered public accounting firm, as stated in its report, which appears on page F-2 of this Annual Report.

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

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of Joint-Stock Company “Technologies of Trust - Audit” (before June 2022 named AO PricewaterhouseCoopers Audit), our independent registered public accounting firm, or its affiliates billed to us for 2021 and 2022 fiscal years, respectively:

	2021(3)	2022

	(RUB in million)
Audit Fees(1)	137	187
All Other Fees(2)	13	9
Total Fees	150	196

(1)	Audit fees for 2021 and 2022 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	All other fees relate to advisory services.
(3)	Not included in the table above are fees of RUB 201 million billed by JSC “KPMG” to us in connection with their audit and all other services for 2021 fiscal year.

Pre-Approval Policies for Non-Audit Services

In 2011, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The audit committee pre-approved all of the non-audit services performed for us by Joint-Stock Company “Technologies of Trust - Audit” during 2022.

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

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yandex N.V. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited the adjustments to reflect the change in the composition of reportable segments, as described in Note 16. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt in 2022.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Delivery Club LLC from its assessment of internal control over financial reporting as of December 31, 2022, because it was acquired by the Company in a purchase business combination during 2022. We have also excluded Delivery Club LLC from our audit of internal control over financial reporting. Delivery Club LLC is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1% of each of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Convertible Debt Restructuring

As described in Note 13 to the consolidated financial statements, in 2022, as part of restructuring of the Company’s 0.75% convertible notes due March 3, 2025 (the “Notes”), the Company entered into purchase agreements with the majority of holders of the Notes that provided for settlement of the Company’s obligations in respect of the Notes by paying US dollars (“$”) 140 thousand in cash (“cash component”) and assuming the obligation to issue 957 Class A shares (“share consideration”) for each $200 thousand in principal amount of the Notes purchased from the noteholders. Management accounted for the modification of the Notes as a troubled debt restructuring and recognized a gain of $177.4 million (Russian rubles (“RUB”) 9,305 million as of the date of the transaction) as the difference between the carrying value of all the Notes and the fair value of the purchase price paid and payable, including the cash component and share consideration. Management measured the fair value of the share consideration with reference to the share price as quoted on Moscow Exchange.

The principal considerations for our determination that performing procedures relating to the convertible debt restructuring is a critical audit matter are the complexity and significant judgment exercised by management in assessing the accounting treatment of the transaction and determining the fair value of the share consideration which has a material impact on the calculation of the gain on restructuring of convertible debt, including the analysis of the most appropriate valuation technique in the context of suspended trading in the Company’s securities in the U.S. markets, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to whether the transaction attributes were appropriately analysed and accounted for by the Company’s management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s financial reporting process, including controls over accounting for the convertible debt restructuring and determination of related fair values. These procedures also included, among others, (i) reading underlying agreements and other supporting documents related to the arrangement to understand its terms, (ii) evaluating the appropriateness of the accounting treatment of the transaction, (iii) evaluating and testing management’s process for determining fair value of the share consideration, (iv) evaluating whether the use by management of the share price as quoted on Moscow Exchange for determination of the fair value of the share consideration is appropriate in the circumstances, (v) testing the management’s calculations of the effects on debt, gain on restructuring of convertible debt, additional paid-in capital and related income tax effects, and (vi) testing the completeness and accuracy of the related disclosures.

Transaction with VK – Valuation of Non-Cash Consideration Transferred in the Delivery Club Acquisition

As described in Note 3 to the consolidated financial statements, on August 22, 2022, the Company entered into a binding agreement with VK to sell its news aggregation platform and Zen, the Company’s infotainment service (together, “News and Zen”), and, simultaneously, to acquire 100% of the shares in Delivery Club LLC (“Delivery Club”). On September 8, 2022, the Company completed its acquisition of 100% shares in Delivery Club and on September 12, 2022, the Company completed the sale of News and Zen. Management treated the transactions as a single arrangement and accounted for the acquisition of Delivery Club as a business combination. The non-cash consideration transferred to VK to acquire Delivery Club was determined as the fair value of the News and Zen businesses and amounted to RUB 38,620 million, with the gain of RUB 38,051 million recognized on deconsolidation of News and Zen for the difference between the determined fair value and carrying value of the businesses. The fair value of News and Zen was estimated on the basis of discounted projected cash flows, which required management to use significant judgment and estimates, including estimates of forecasted revenue growth rates, projected adjusted profitability margins and the discount rate.

The principal considerations for our determination that performing procedures relating to the transaction with VK, specifically the valuation of the non-cash consideration transferred in the Delivery Club acquisition, is a critical audit matter are (i) the significant judgment by management when determining the fair value estimate of the non-cash consideration transferred, which has a significant impact on the calculation of the gain on the News and Zen deconsolidation and the calculation of goodwill recognized in the business combination; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimates of forecasted revenue growth rates, projected adjusted profitability margins and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the non-cash consideration transferred. These procedures also included, among others (i) reading underlying agreements and other supporting documents related to the arrangement, (ii) testing management’s process for determining the fair value estimate of the non-cash consideration transferred; (iii) evaluating the appropriateness of the valuation methodology utilizing discounted projected cash flows; (iv) testing the completeness and accuracy of underlying data used in the valuation; (v) evaluating the reasonableness of the significant assumptions related to estimates of forecasted revenue growth rates, projected adjusted profitability margins and the discount rate. Evaluating the reasonableness of the estimates of forecasted revenue growth rates and projected adjusted profitability margins involved considering (i) the past performance of the related businesses; and (ii) the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company’s valuation methodology and (ii) the reasonableness of the assumptions related to estimates of forecasted revenue growth rates, projected adjusted profitability margins and the discount rate.

/s/ Joint-Stock Company “Technologies of Trust – Audit”

Moscow, Russian Federation
April 20, 2023

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Yandex N.V.

Opinion

We have audited, before the effects of the adjustments to retrospectively apply the change in segments described in Note 16 “Information about Segments & Geographic Areas”, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity of Yandex N.V. and subsidiaries (the Company) for the year ended December 31, 2020, and the related notes (collectively, “the consolidated financial statements”). The 2020 consolidated financial statements before the effects of the adjustments discussed in Note 16 are not presented herein.

In our opinion, the consolidated financial statements before the effects of the adjustments to retrospectively apply the change in segments described in Note 16, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in segments described in Note 16 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ JSC “Kept” (formerly JSC “KPMG”)

We served as the Company’s auditor from 2017 to 2021.

Moscow, Russia

March 31, 2021, except for Note 18, as to which the date is April 20, 2022

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2021	2022	2022
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	79,275	83,131	1,181.9
Term deposits		23,415	154	2.2
Investments in marketable equity securities	4	4,049	—	—
Accounts receivable, less allowance for doubtful accounts of RUB 2,716 and RUB 4,169, respectively	4	43,568	58,014	824.8
Sales financing receivable		266	5,738	81.6
Prepaid expenses		12,663	16,968	241.3
Inventory		9,587	28,220	401.2
Funds receivable		6,180	8,290	117.9
VAT reclaimable		13,498	22,602	321.3
Other current assets	4	7,474	16,817	239.0
Total current assets		199,975	239,934	3,411.2
Property and equipment	7	98,325	127,706	1,815.6
Operating lease right-of-use assets	8	36,245	28,646	407.3
Intangible assets	9	22,359	31,766	451.6
Content assets	11	13,767	16,844	239.5
Goodwill	9	117,864	143,778	2,044.1
Long-term prepaid expenses		3,278	3,998	56.8
Equity method investments	4	9,425	2,118	30.1
Investments in non-marketable equity securities	4	790	6,746	95.9
Deferred tax assets	10	5,625	3,904	55.5
Other non-current assets	4	7,843	11,279	160.4
Total non-current assets		315,521	376,785	5,356.8
TOTAL ASSETS		515,496	616,719	8,768.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	81,555	122,816	1,746.1
Debt, current portion	13	2,940	21,306	302.9
Income and non-income taxes payable	4	16,196	28,137	400.0
Deferred revenue	1	10,415	15,585	221.6
Total current liabilities		111,106	187,844	2,670.6
Debt, non-current portion	13	85,835	29,885	424.9
Deferred tax liabilities	10	2,989	5,473	77.8
Operating lease liabilities	8	24,642	17,609	250.4
Finance lease liabilities	8	15,350	21,185	301.2
Other accrued liabilities		2,649	16,545	235.2
Total non-current liabilities		131,465	90,697	1,289.5
Total liabilities		242,571	278,541	3,960.1
Commitments and contingencies	12
Redeemable noncontrolling interests		869	—	—
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	14	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 323,800,479 and 326,342,270, respectively, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678 and 325,783,607, respectively, Class B: 35,698,674 and Class C: nil)	14	281	282	4.0
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)		(2,728)	(1,393)	(19.8)
Additional paid-in capital		112,942	119,464	1,698.4
Accumulated other comprehensive income		16,193	24,258	344.9
Retained earnings		131,488	173,697	2,469.5
Total equity attributable to Yandex N.V.		258,176	316,308	4,497.0
Noncontrolling interests		13,880	21,870	310.9
Total shareholders’ equity		272,056	338,178	4,807.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,496	616,719	8,768.0

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2020	2021	2022	2022
		RUB	RUB	RUB	$
Revenues	4	218,344	356,171	521,699	7,417.1
Operating costs and expenses:
Cost of revenues(1)		85,734	173,952	233,219	3,315.7
Product development(1)		36,339	48,461	72,278	1,027.6
Sales, general and administrative(1)		62,913	122,924	172,092	2,446.7
Depreciation and amortization		17,687	24,111	30,874	438.9
Total operating costs and expenses		202,673	369,448	508,463	7,228.9
Income/(loss) from operations		15,671	(13,277)	13,236	188.2
Interest income	4	3,869	4,615	4,723	67.1
Interest expense		(2,373)	(3,711)	(3,396)	(48.3)
Effect of consolidation of Yandex Market	3	19,230	—	—	—
Gain on restructuring of convertible debt	13	—	—	9,305	132.3
Effect of the News and Zen deconsolidation	3	—	—	38,051	541.0
Income/(loss) from equity method investments	4	(2,175)	6,367	(929)	(13.2)
Other income/(loss), net	4	2,321	(1,217)	9,359	133.1
Income/(loss) before income tax expense		36,543	(7,223)	70,349	1,000.2
Income tax expense	10	13,193	7,430	22,734	323.2
Net income/(loss)		23,350	(14,653)	47,615	677.0
Net loss/(income) attributable to noncontrolling interests		1,363	(16)	(8,150)	(115.9)
Net income/(loss) attributable to Yandex N.V.		24,713	(14,669)	39,465	561.1
Net income/(loss) per Class A and Class B share:
Basic	2	72.52	(40.48)	107.24	1.52
Diluted	2	69.77	(40.48)	82.53	1.17
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	340,764,574	362,386,669	368,020,254	368,020,254
Diluted	2	353,382,841	362,386,669	377,020,285	377,020,285
(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	449	479	593	8.4
Product development	9,216	11,504	13,831	196.6
Sales, general and administrative	6,063	8,846	9,614	136.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2020	2021	2022	2022
	RUB	RUB	RUB	$
Net income/(loss)	23,350	(14,653)	47,615	677.0
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	13,616	(1,672)	7,966	113.3
Reclassification adjustment, net of tax of nil	893	—	—	—
Total other comprehensive income/(loss)	14,509	(1,672)	7,966	113.3
Total comprehensive income/(loss)	37,859	(16,325)	55,581	790.3
Total comprehensive income attributable to noncontrolling interests	(71)	(74)	(8,051)	(114.5)
Comprehensive income/(loss) attributable to Yandex N.V.	37,788	(16,399)	47,530	675.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2020	2021	2022	2022
		RUB	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		23,350	(14,653)	47,615	677.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7	13,862	18,162	23,243	330.4
Amortization of intangible assets	9	3,825	5,949	7,631	108.5
Amortization of content assets	11	3,013	6,386	8,944	127.2
Operating lease right-of-use assets amortization and the lease liability accretion	8	9,643	11,223	14,391	204.6
Amortization of debt discount and issuance costs		1,667	2,070	585	8.3
Share-based compensation expense (excluding cash settled awards of nil, nil and RUB 17,041, respectively)		15,728	20,829	6,996	99.5
Deferred income tax expense/(benefit)		666	(5,163)	4,569	65.0
Foreign exchange gains	4	(2,752)	(235)	(9,393)	(133.5)
Effect of consolidation of Yandex Market	3	(19,230)	—	—	—
Loss/(income) from equity method investments	4	2,175	(6,367)	929	13.2
Gain on restructuring of convertible debt	13	—	—	(9,305)	(132.3)
Effect of the News and Zen deconsolidation	3	—	—	(38,051)	(541.0)
Impairment of long-lived assets	9	—	—	3,644	51.8
Provision for expected credit losses		865	1,249	2,799	39.8
Other		1,166	(458)	(92)	(1.3)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(7,198)	(19,260)	(15,905)	(226.1)
Prepaid expenses		(1,703)	(8,344)	(4,466)	(63.6)
Inventory		(1,501)	(4,756)	(18,310)	(260.3)
Accounts payable, accrued and other liabilities and non-income taxes payable		(2,939)	22,641	49,698	706.5
Deferred revenue		2,617	3,806	5,254	74.7
Other assets		(1,931)	(3,736)	(9,092)	(129.2)
VAT reclaimable		(1,229)	(5,865)	(9,228)	(131.2)
Funds receivable		(744)	(3,890)	(2,246)	(31.9)
Sales financing receivable		—	(266)	(5,472)	(77.8)
Content assets	11	(7,300)	(11,740)	(11,989)	(170.4)
Content liabilities		554	1,711	(1,061)	(15.1)
Net cash provided by operating activities		32,604	9,293	41,688	592.8
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(24,551)	(44,621)	(50,544)	(718.6)
Purchase of assets to be leased		—	—	(1,408)	(20.0)
Acquisitions of businesses, net of cash acquired	3	(33,798)	(8,236)	(820)	(11.7)
Net cash acquired as a result of the News and Zen deconsolidation and the acquisition of Delivery Club	3	—	—	1,795	25.5
Investments in non-marketable equity securities		(15)	(3,143)	(649)	(9.2)
Proceeds from investments in non-marketable equity securities		—	944	21	0.3
Investments in marketable equity securities		—	(10,604)	—	—
Proceeds from sale of marketable equity securities		—	6,163	5,859	83.3
Investments in term deposits		(364,894)	(264,151)	(3,395)	(48.3)
Maturities of term deposits		303,286	345,474	27,004	383.9
Loans granted		(81)	(1,546)	(1,224)	(17.3)
Proceeds from repayments of loans		—	1,667	480	6.8
Other investing activities		106	47	143	2.0
Net cash provided by/(used in) investing activities		(119,947)	21,994	(22,738)	(323.3)

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2020	2021	2022	2022
		RUB	RUB	RUB	$
CASH FLOWS PROVIDED/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	13	82,046	—	50,666	720.3
Repayment of debt	13	—	—	(49,560)	(704.6)
Proceeds from overdraft borrowings		397	2,941	—	—
Repayments of overdraft borrowings		—	(397)	(2,940)	(41.8)
Purchase of non-redeemable noncontrolling interests	3	(1,709)	(73,077)	—	—
Payment of contingent consideration and holdback amount		(63)	(6,073)	(635)	(9.0)
Repurchases of ordinary shares		(10,165)	(6,966)	—	—
Proceeds from exercise of share options		1,176	1,153	—	—
Proceeds from issuance of ordinary shares	14	72,650	—	—	—
Ordinary shares issuance costs		(96)	—	—	—
Payment for finance leases		(374)	(737)	(1,660)	(23.6)
Other financing activities		(4,186)	(1,689)	(1,390)	(19.7)
Net cash provided/(used in) financing activities		139,676	(84,845)	(5,519)	(78.4)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		23,660	511	(8,390)	(119.4)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		75,993	(53,047)	5,041	71.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	79,399	1,128.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		132,446	79,399	84,440	1,200.5

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		56,415	132,398	79,275	1,127.1
Restricted cash and cash equivalents, beginning of period		38	48	124	1.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	79,399	1,128.8
Cash and cash equivalents, end of period		132,398	79,275	83,131	1,181.9
Restricted cash and cash equivalents, end of period		48	124	1,309	18.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		132,446	79,399	84,440	1,200.5

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		12,399	12,573	14,744	209.6
Cash paid for acquisitions	3	40,030	8,921	1,031	14.7
Convertible notes coupon paid		346	688	439	6.2
Interest paid for finance leases		113	575	1,444	20.5
Interest paid on loans		—	—	848	12.1
Operating cash flows from operating leases		10,790	12,063	13,009	185.0
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		6,190	24,322	6,045	85.9
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		1,475	2,903	2,666	37.9
Non-cash financing activities:
Right-of-use assets obtained in exchange for finance lease obligations		3,612	13,776	8,898	126.5

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,848	121,786	20,261	214,795	14,246
Effect of adoption of ASU 2016-13	—	—	—	—	—	—	—	(232)	(16)	(248)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,848	121,554	20,245	214,547	14,246
Share-based compensation expense	—	—	—	—	—	16,013	—	—	—	16,013	—
Exercise of share options	—	—	7,057,689	—	—	1,186	—	—	—	1,186	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(178)	—	—	—	(178)	—
Repurchases of shares (Note 14)	—	—	(4,228,163)	—	(10,585)	—	—	—	—	(10,585)	—
Reissue of shares for options exercised	—	—	—	—	10,994	(10,994)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	8,816	—	(2,214)	—	6,602	(9,793)
Issue of new shares (Public Offering and PIPE) (Note 14)	—	—	21,522,840	17	—	72,538	—	—	—	72,555	—
Foreign currency translation adjustment	—	—	—	—	—	—	12,111	—	1,383	13,494	51
Convertible loan	—	—	—	—	—	6,792	—	—	—	6,792	—
Disposal of investment in Yandex.Money (Notes 3, 4)	—	—	—	—	—	—	893	—	—	893	—
Acquisition of Yandex Market (Note 3)	—	—	—	—	—	—	—	—	47	47	493
Yandex Self-Driving and Yandex Drive Car-Sharing Businesses Restructure (Note 3)	—	—	—	—	—	(1,561)	71	—	(219)	(1,709)	—
Other	—	—	—	—	(4)	195	—	(93)	1	99	—
Net income / (loss)	—	—	—	—	—	—	—	24,713	(1,363)	23,350	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	1,829	—	1,829	(1,830)
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	20,926	—	—	—	20,926	—
Exercise of share options	—	—	5,719,175	—	—	1,150	—	—	—	1,150	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(242)	—	—	—	(242)	—
Repurchases of shares (Note 14)	—	—	(1,226,355)	—	(6,960)	—	—	—	—	(6,960)	—
Reissue of shares for options exercised	—	—	—	—	4,241	(4,241)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	818	—	15	—	833	(1,921)
Other	—	—	—	3	(3)	879	(2)	(24)	(47)	806	—
Net (loss) / income	—	—	—	—	—	—	—	(14,669)	16	(14,653)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,172)	—	58	(2,114)	—
Transaction with Uber (Note 3)	—	—	—	—	—	(67,205)	444	—	(6,241)	(73,002)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	377	—	377	(377)
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06 (Note 1)	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	6,997	—	—	—	6,997	—
Restructuring of convertible debt (Note 13)	—	—	—	—	—	9,341	—	—	—	9,341	—
Issue of new shares (Note 13)	—	—	2,541,791	1	—	(1)	—	—	—	—	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	(5)	—	(101)	—	(106)	(504)
Net income	—	—	—	—	—	—	—	39,465	8,150	47,615	—
Translation adjustment	—	—	—	—	—	—	8,065	—	(99)	7,966	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	334	—	334	(334)
Other	—	—	—	—	—	123	—	—	(61)	62	(31)
Balance as of December 31, 2022	1	—	361,482,281	282	(1,393)	119,464	24,258	173,697	21,870	338,178	—
Balance as of December 31, 2022, $		—		4.0	(19.8)	1,698.4	344.9	2,469.5	310.9	4,807.9	—

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Yandex” or the “Group”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe’s largest internet businesses and the leading search, and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements differ from the financial statements prepared by the Group’s individual legal entities for statutory purposes in that they reflect certain adjustments, not recorded in the accounting records of the Group’s individual legal entities, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. Distributable retained earnings of the Group are based on amounts reported in statutory accounts of individual entities and may significantly differ from amounts calculated on the basis of U.S. GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of Yandex N.V. and the entities it controls. All inter-company transactions and balances within the Group have been eliminated upon consolidation.

Noncontrolling interests in consolidated subsidiaries are included in the consolidated balance sheets as a separate component of equity. The Group reports consolidated net income/(loss) inclusive of both the Company’s and the noncontrolling interests’ share, as well as amounts of consolidated net income/(loss) attributable to each of the Company and the noncontrolling interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair value of assets and liabilities determined in connection with the business combinations (Note 3), impairment assessments of goodwill, useful lives of property and equipment and intangible assets, fair values of share-based awards, deferred tax assets recoverability, fair value of the share consideration part of the convertible debt (Note 13) and tax provisions. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency Translation

The functional currency of the Group’s parent company is the U.S. dollar. The functional currency of the Group’s operating subsidiaries is generally the respective local currency. The Group has elected the Russian ruble as its

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at the monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income/(loss), net in the accompanying consolidated statements of operations.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 70.3375 to $1.00, the prevailing exchange rate as of December 31, 2022 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Revision of Previously Issued Financial Statements

In the first quarter of 2021 the Group corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The Group revised its previously issued consolidated financial statements for the year ended December 31, 2020 to reflect this immaterial correction together with other immaterial discrepancies identified. Refer to Note 18 for additional information.

Reclassification

Certain reclassifications have been made to the consolidated balance sheet as of December 31, 2021 and сonsolidated statements of cash flows for the years ended December 31, 2020 and 2021 to the due to the separation of certain line items in 2022.

The following table presents the impact of the reclassification on affected consolidated balance sheet line items as of December 31, 2021:

		As of December 31, 2021
	As previously reported	Reclassification	After reclassification
Selected Balance Sheet Data:	RUB	RUB	RUB
Sales financing receivable	—	266	266
Investments in debt securities	452	(452)	—
Other current assets	7,288	186	7,474
Accounts payable, accrued and other liabilities	84,495	(2,940)	81,555
Debt, current portion	—	2,940	2,940

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table presents the impact of the reclassifications on affected сonsolidated statements of cash flows line items for the years ended December 31, 2020 and 2021:

		2020			2021
	As previously reported	Reclassifications	After reclassifications	As previously reported	Reclassifications	After reclassifications
Selected Statements of Cash Flows Data:	RUB	RUB	RUB	RUB	RUB	RUB
Provision for expected credit losses	—	865	865	—	1,249	1,249
Accounts receivable	(6,333)	(865)	(7,198)	(18,011)	(1,249)	(19,260)
Prepaid expenses and other assets	(5,607)	5,607	—	(22,405)	22,405	—
Prepaid expenses	—	(1,703)	(1,703)	—	(8,344)	(8,344)
Accounts payable, accrued and other liabilities and non-income taxes payable	(2,939)	—	(2,939)	22,835	(194)	22,641
Bank deposits and loans to customers	—	—	—	304	(304)	—
Bank deposits and liabilities	—	—	—	(194)	194	—
Other assets	—	(1,931)	(1,931)	—	(3,736)	(3,736)
VAT reclaimable	—	(1,229)	(1,229)	—	(5,865)	(5,865)
Funds receivable	—	(744)	(744)	—	(3,890)	(3,890)
Sales financing receivable	—	—	—	—	(266)	(266)
Net cash provided by operating activities	32,604	—	32,604	9,293	—	9,293

Certain Risks and Concentrations

The Group’s principal business activities, through its subsidiaries, are in the Russian Federation. The current geopolitical situation creates critical risks for the Group and its respective operations both in Russia and internationally. In addition, laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes, which could impact the Group’s financial position and results of operations. A significant portion of the Group’s revenues is derived from online advertising, ride-hailing, Plus and entertainment services, food tech services and sales of goods, the markets for which is competitive and rapidly changing. Significant changes in these industries, or changes in users’ internet preferences or advertiser spending or ride-hailing/food delivery partners’ behavior could adversely affect the Group’s financial position and results of operations.

A major part of the Group’s revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients.

No individual customer or groups of affiliated customers represented more than 10% of the Group’s consolidated revenues in 2020, 2021 and 2022.

Financial instruments that can potentially subject the Group to a significant concentration of credit risk consist, in addition to accounts receivable, primarily of cash, cash equivalents and term deposits. The primary focus of the Group’s treasury strategy is to preserve capital and meet liquidity requirements.

The Group’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Revenue Recognition

Revenue is recognized when the control of promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations based on their standalone selling prices within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. The Group excludes from the measurement of its revenues any tax collected on behalf of third parties.

The Group’s principal revenue streams and their respective accounting treatments are discussed below:

Online Advertising Revenues

The Group’s online advertising revenues are generated from serving online ads on its own websites and on the websites of members of the Yandex Advertising Network (platform for ads placement). Advance payments received by the Group from advertisers are recorded as deferred revenue on the Group’s consolidated balance sheets and recognized as online advertising revenues in the period services are provided.

In accordance with U.S. GAAP, the Group reports online advertising revenues gross of fees paid to Yandex Advertising Network members, because the Group is the principal to its advertisers and retains collection risk. The Group records fees paid to advertising network members as traffic acquisition costs, a component of cost of revenues.

The Group recognizes online advertising revenues based on the following principles:

The Group’s Yandex Direct service offers advertisers the ability to place performance-based ads on Yandex and Yandex Advertising Network member websites and mobile applications targeted to users’ search queries and behavior profile or website content. The Group recognizes as revenues fees charged to advertisers as “click throughs” (cost per click or CPC) occur or users take specified actions, like placing an order on the website or mobile application or filling out a request (cost per action or CPA). A “click through” occurs each time a user clicks on one of the performance based ads that are displayed next to the search results or on the content pages of Yandex or Yandex Advertising Network members’ websites.

The Group recognizes revenue from brand advertising on its websites and on Yandex Advertising Network member websites as “impressions” are delivered. An “impression” is delivered when an advertisement appears on pages viewed by users.

The Group may accept a lower consideration than the amount promised per the contract for certain revenue transactions and certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Group believes that there will be no significant changes to the estimates of variable consideration.

Revenues from ride-hailing and logistics services

For ride-hailing and logistics services provided to individual users, the Group is not a principal and reports only commission fees as revenue. For services provided to corporate clients the Group acts as the principal and revenue and related costs are recorded gross. Revenue is recognized at the time the taxi ride or delivery is completed, which is when the Group assesses the performance obligation to be satisfied, and in the amount that reflects the consideration that the Group expects to receive in exchange for the service. For the contracts with customers where revenues exceed promotional discounts to users and minimum fare guarantees to drivers, the discounts and guarantees are netted against

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

revenues. In case discounts to users and minimum fare guarantees exceed the related cumulative revenues, the excess is presented in sales, general and administrative expenses in the consolidated statement of operations.

The Group uses its ride-hailing platform to provide various services to individual users, Fleet Management Companies (“FMCs”, which are companies that manage and employ large numbers of drivers), individual drivers and corporate clients. Individual users access the platform for free and the Group has no performance obligation to individual users. As a result, only taxi FMCs, individual drivers and corporate clients are considered the Group’s customers.

Principal vs. Agent Considerations

The Group evaluates the presentation of revenue on a gross versus net basis based on whether it acts as a principal by controlling the service provided to the passenger or whether it acts as an agent by enabling individual drivers to interact directly with service users and provide the service to the user.

In its relationship with FMCs and individual drivers, the Group is not a principal. The Group enables drivers to obtain rides or deliveries and receive payment for the orders through the use of the Group’s technology applications. While the Group facilitates setting the price for the orders, the driver and the user have the discretion to accept the transaction price through the Group’s technology application. The Group is not responsible for fulfilling the transportation services being provided to the service user, nor does the Group have inventory risk related to these services. Accordingly, the Group acts as an agent in the transaction. The Group reports revenue on a net basis, reflecting the fee owed to the Group from the drivers as revenue, and not the gross amount collected from the individual user.

The Group has exercised judgment in determining whether the Group is the principal or agent in transactions with corporate clients since the Group subcontracts FMCs or individual drivers to deliver the transportation service promised to corporate clients. The Group presents revenue on a gross basis based upon its conclusion that it controls the transportation service provided to corporate clients. In reaching this conclusion, the Group considered the following key facts and circumstances:

●	The Group takes strong measures to ensure the quality of transportation services promised to its corporate customers, such as setting quality and response requirements for FMCs and individual drivers in order for them to be eligible to offer corporate rides.
●	The platform’s backend provides on-demand analytics and expense reporting capabilities to corporate clients, thus reducing their administrative costs. The Group considers this to be a significant part of the corporate client’s user experience.
●	The Group is contractually responsible for providing on-demand transportation services to corporate clients (in order to service corporate clients, the Group enters into an additional contract with FMCs pursuant to which the FMC is the service provider and the Group is the service recipient). In case of customer dissatisfaction, the Group, rather than FMCs or individual drivers, must provide a remedy.
●	The Group is required to compensate FMCs and individual drivers regardless of whether the corporate client accepts a ride or not; therefore, the Group has inventory risk.
●	The Group has full discretion in setting ride prices for corporate clients.

Revenues from sales of goods

The Group’s revenues from sales of goods primarily consist of e-grocery revenues, revenues from goods sold through the Group’s marketplace platform and revenues from devices sold.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

E-grocery revenues are generated from the sale and delivery of consumer products to individual customers. Products are ordered through mobile applications and websites and then delivered from the Group’s hyperlocal dark stores.

Marketplace platform revenues are generated from the sale of own goods to individual customers through the Group’s multi-category e-commerce marketplace.

Revenue from sale of goods is recognized when control of the goods is transferred to the customers, which generally occurs upon delivery.

Revenues from food delivery services

For food delivery services provided to individual users, the Group is not a principal and reports only commission fees as revenue. For food delivery services performed by the Group and not the restaurant itself, the Group recognizes revenue gross of the amounts payable to third-party delivery agents as the Group has the primary responsibility for the fulfilment of the delivery service. Third-party delivery costs are recorded as cost of goods sold. The promotional discounts reduce the Group’s revenue once the discount is applied by the user and generally such discounts do not give rise to a material right, except for the Group’s loyalty program. The Group recognizes revenue when the food has been successfully delivered, which is when the performance obligation has been completed.

Revenues from Plus and entertainment services

The Group’s primary source of Plus and entertainment revenues is from monthly membership fees. Members of the Group’s streaming services are billed in advance of the start of their monthly membership and revenues are recognized ratably over each membership period. When the timing of the Group’s revenue recognition is different from the timing of customer payments, the Group recognizes either a contract asset or deferred revenue in the consolidated balance sheets.

Revenues from car-sharing services

The Group derives its car-sharing revenues primarily from the short-term on-demand rentals of cars through the Yandex Drive free-floating car-sharing service and other related services. For its car-sharing business the Group uses the provisions of ASС 842 Leases to account for its car fleet rental revenues and other related products and services. The Group combines all lease and non-lease components of its car fleet rental contracts for which the timing and pattern of transfer corresponds to the lease service, except for revenue related to the Group’s customer loyalty program. The Group recognizes car fleet rentals revenues evenly over the period of rental as the control over the promised services is transferred to the customer and associated benefits are consumed. All of the Group’s leases, where the Group acts as a lessor, meet the criteria of ASC 842 Leases for classification as operating leases.

Other Revenue

The Group’s other revenue primarily consists of value added services from the Group’s Classifieds segment and revenues from goods sold on a commission basis through the Group’ marketplace platform.

The Group’s revenue from its value added services is recognized over the period when the respective services are provided to users.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group offers programs that enable sellers to sell their products and fulfil orders through its marketplace. The Group is not the seller in these transactions. The commissions and any related fulfilment and shipping fees the Group earns from these arrangements are recognized when the services are rendered, which generally occurs upon delivery of the related products to the customer.

Loyalty program

Under the Group’s loyalty program, the Group awards loyalty points to individual users who use the Group’s services. Loyalty points can be redeemed in the Group’s participating services and cannot be redeemed by users for cash. For loyalty points earned through the Group’s services, the Group calculates the amount of loyalty points that are expected to be redeemed and allocates the consideration received at the time of the initial transaction between the original performance obligation and the material right for additional services given to an individual user in the form of points based on their standalone selling prices. Consideration may represent the one received from an individual customer or a principal, in case the Group’s performance obligation is to enable a principal to provide the service to an individual customer.

Revenue is then recognized when loyalty points are redeemed and a service is provided. The estimated selling price of loyalty points is determined using historical data, including award redemption patterns by service and the type of users. The loyalty points have a redemption period of 3 years, as long as the user has an active subscription. Under current statistics loyalty points are fully redeemed within one year.

Cost of Revenues

Cost of revenues consists of cost of devices and other goods sold, traffic acquisition costs, cost of corporate ride-hailing and logistics services, logistics costs, content acquisition costs, personnel expenses, outsourced services (such as gasoline, insurance, maintenance and other services), content assets amortization and other cost of revenues.

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Group’s search engine and other services and technology platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff. Product development expenses mainly relate to the relatively minor upgrades and enhancements and are expensed as incurred.

Software development costs, including costs to develop software products, are expensed as incurred. The development costs that meet the criteria for capitalization were not material for the years ended December 31, 2020, 2021 and 2022.

Advertising and Promotional Expenses

The Group expenses advertising and promotional costs in the period in which they are incurred.

Social Security Contributions

The Group makes contributions to governmental pension, medical and social funds on behalf of its employees. These contributions are expensed as incurred. In Russia, the amount was calculated using a regressive rate (from 14.0% to 0.3% for accredited information technology (“IT”) companies and from 31.3% to 15.3% for other companies in 2022, 2021 and 2020) based on the annual compensation of each employee. The rates for 2023 for other companies are to range from 31.3% to 15.3% and for accredited IT companies to range from 7.8% to 1.3%.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Share-Based Compensation

The Company has historically granted restricted share units (“RSUs”), performance share units (“PSUs”), “Synthetic Options” and business unit equity awards (together, “Share-Based Awards”) to the Group’s employees and consultants.

The Group estimates the fair value at the grant date of Synthetic Options and business unit equity awards that are expected to vest using the Black-Scholes-Merton (“BSM”) pricing model or the Monte-Carlo pricing model and recognizes the fair value on a straight-line basis over the requisite service period. The fair value of RSUs is measured based on the fair market values of the underlying shares on the dates of grant. The fair value of PSUs is measured using the Monte-Carlo pricing model. These models incorporate assumptions such as stock price volatility, contractual terms, maturity, risk free rates and expected dividends. The expense per RSU, Synthetic Option and business unit equity award is recognized on a straight-line basis over the requisite service period. PSUs awards have a graded vesting provision and the expense recognition is accelerated.

The assumptions used in calculating the fair value of Share-Based Awards represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or the Group uses different assumptions, the Group’s share-based compensation expense could be materially different in the future. The Group accounts for forfeitures as they occur.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Group recognizes share-based compensation over the vesting periods of the new awards, which comprises (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever is higher for each reporting period.

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

The Group accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes tax benefit measured as the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

largest amount with a realization possibility exceeding 50 percent. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Group includes net income and foreign currency translation adjustments. For the years ended December 31, 2020, 2021 and 2022 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Group’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 16,193 and RUB 24,258 ($344.9) as of December 31, 2021 and 2022, respectively, consists solely of cumulative foreign currency translation adjustment.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Interests held by third parties in consolidated majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Group’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the consolidated balance sheets. The net income/(loss) attributable to noncontrolling interest reflects the share of the net income/(loss) of the Group’s consolidated subsidiaries, in which there are either noncontrolling interests or redeemable noncontrolling interests.

Ownership interests in the Group’s consolidated subsidiaries held by the senior employees of these subsidiaries are considered redeemable as according to the terms of the business unit equity awards the employees have the right to redeem their interests for cash. Accordingly, such redeemable noncontrolling interests have been presented as mezzanine equity in the consolidated balance sheets. Adjustments to the redemption value of the redeemable noncontrolling interests are recorded through retained earnings.

Fair Value of Financial Instruments

The carrying amounts of financial instruments carried on the balance sheets such as cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, sales financing receivable and funds receivable, accounts payable, accrued and other liabilities approximate their respective fair values due to the short-term nature of those instruments.

Fair value considerations related to the business combination entered into during the reporting period and other Group’s financial instruments are disclosed in Note 4 and Note 6, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Sales financing receivable

Sales financing receivable represents receivable from individual users who use the Group’s BNPL (buy now pay later) service, Split. This service allows individual users to pay for the Group’s services or goods purchased in installments.

Allowance for Credit Losses

The Group maintains an allowance for credit losses for expected uncollectible accounts receivable and sales financing receivable, which is recorded as an offset to the respective receivable, and changes in such amounts are classified as sales, general and administrative expenses in the consolidated statements of operations. The Group determined that the expected loss rates should be calculated using the historical loss rates adjusted for current market conditions and reasonable and supportable forecasts of future economic conditions such as changes in inflation rates to inform adjustments to historical loss data. The historical rates are calculated for each of the aging categories used for pooling receivables. To determine the collected portion of each bucket, the collection time of each receivable is identified. To determine the appropriate allowance for expected credit losses, the Group considers certain historical information, credit quality indicators, such as aging, collection history, and creditworthiness of debtors. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues.

Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the weighted average method, and are valued at the lower of cost and net realizable value. Cost includes all costs incurred in bringing each product to its present location and condition. The Group estimates the net realizable value of such inventories based on analysis and assumptions. A change to the carrying value of inventories is recorded to cost of revenues in the consolidated statements of operations.

Liabilities under the reverse factoring program

The Group established a reverse factoring program with banks that act as the Group’s paying agents and pay the Group’s marketplace sellers on the date the payables are due and provide liquidity to the sellers seeking payment before the due date. Liabilities accrued under reverse factoring programs are included in the accounts payable, accrued and

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

other liabilities line in the consolidated balance sheets because the program does not significantly extend payment terms beyond the normal terms agreed with other the Group’s marketplace sellers that are not participating.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Capital expenditures incurred before property and equipment are ready for their intended use are capitalized as assets not yet in use.

Depreciable amount of property and equipment is its cost less its residual (salvage) value (if applicable). Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Servers and network equipment	4.0 years
Infrastructure systems	3.0-10.0 years
Office furniture and equipment	1.0-3.0 years
Buildings	10.0-20.0 years
Land rights	50.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other equipment	2.0‑10.0 years

Land is not depreciated.

Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

Leases

The Group determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

To determine the present value of its lease payments, the Group utilizes the interest rate implicit in the lease agreement. If the implicit interest rate in the Group’s leases is unknown, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Group gives consideration to its credit risk, term of the lease and total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Group will exercise any such options. Lease costs for the Group’s operating leases are recognized on a straight-line basis within operating expenses over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term unless the Group is reasonably certain to exercise an option to purchase the underlying asset within the depreciation and amortization line of the consolidated statements of operations. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term.

The Group determines lease payments related to the use of the underlying leased assets at lease commencement and lease modification dates. Based on the terms of the individual lease agreement, such lease payments may represent

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

fixed payments (including in-substance fixed payments) or variable lease payments. Variable lease payments mainly relate to car leases and represent mileage-based payments.

The Group accounted for lease concessions (rent discounts and rent deferrals) received as a result of the COVID-19 pandemic as if they were part of the enforceable rights and obligations in the original contracts by recognizing negative variable lease cost.

The Group separates its leases into property and car leases by their class of underlying assets. For property leases the Group separately accounts for lease and non-lease components based on the identifiable standalone price of such non-lease components and, as a result, allocates part of lease contract consideration to non-lease component and accounts for it separately. For car leases the Group has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Group has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

For classification of car leases into operating and finance lease the Group determines an economic life of such class of assets as 5-12 years depending on the category of the car.

A change to the terms and conditions of a contract that results in a change in the scope of or the consideration for a lease is assessed by the Group to determine whether the modified contract contains a lease. If the modification results in a separate contract, the Group continues to account for the unmodified original contract and a separate new contract arising from the modification. If the modification is not a separate contract, the Group remeasures the corresponding ROU asset and lease liability, adjusted for the circumstances of the particular contract and its modification. In the event of a full or a partial termination, any difference between the changes in lease liability and ROU asset is recognized in profit or loss at the effective date of the modification.

Equity Method Investments

Investments in the stock of entities in which the Group can exercise significant influence but does not own a majority equity interest or otherwise control are accounted under the equity method. The Group records its share of the results of these companies within the income/(loss) from equity method investments line on the consolidated statements of operations or as an adjustment to equity to reflect the Group’s share in the changes of the investee’s capital.

Following the loss of significant influence over equity method investments without readily determinable fair values the Group accounts for these investments under the measurement alternative at its cost less impairment.

The Group reviews its equity method investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of operations and a new cost basis in the investment is established.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the Group’s share of fair value of the net assets of acquired businesses. During the measurement period, which may be up to one year from the acquisition date, the Group may apply adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Goodwill is not subject to amortization but is tested for impairment at least annually.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Group believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit’s net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit’s carrying amount is greater than its fair value, the Group recognizes a goodwill impairment charge for the amount by which the carrying value of a reporting unit exceeds its fair value.

The Group did not recognize any goodwill impairment for the years ended December 31, 2020, 2021 and 2022.

The Group amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1 to 16 years, with a weighted-average remaining useful life of 6.7 years:

Estimated useful lives
Acquisition-related intangible assets:
Trade names and domain names	2.3-10.0 years
Customer relationships	2.0-15.9 years
Content and software	1.3-10.0 years
Supplier relationships	3.0-4.5 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

Impairment of Long-lived Assets Other Than Goodwill

The Group evaluates the carrying value of long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. When such a determination is made, management’s estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount by which the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

Content assets and channels programming expenses

The Group licenses and produces content assets in order to offer users unlimited viewing or limited viewing of films and series (or titles) via subscription, transaction and advertising models. Most of the content license agreements are for a fixed fee. Payments for content assets, including additions to streaming assets and the changes in related liabilities, are classified within net cash from operating activities in the consolidated statements of cash flows. For licensed content assets, the Group recognizes the assets per content and records a corresponding liability at the gross amount of the liability when the license period begins and all the following conditions have been met:

●	the cost of the content asset is known or reasonably determinable;
●	the content asset is accepted in accordance with the conditions of agreement;
●	the content asset is available for its first streaming or showing.

The Group recognizes content assets (licensed and produced) as a separate line item in the Group’s consolidated balance sheets.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

For produced content, the Group capitalizes costs associated with content production, including development costs, direct costs and production overhead when incurred. These amounts are included in the content assets line in the consolidated balance sheets. Produced content assets are expected to be amortized within four years after launch. For films and series predominantly monetized individually, the amortization of capitalized costs is based on the proportion of the film’s (or series’) revenues recognized for such period to the film’s (or series’) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s or series’ life cycle).

For the advertising model, the Group’s general policy is to amortize each content’s costs on a straight-line basis over its license period. For the subscription and transaction model, the Group’s general policy is to amortize each content asset based on the estimated viewing patterns. The Group amortizes content assets (licensed and produced) in the cost of revenues line of the consolidated statements of operations. The Group reviews factors impacting the amortization of content assets on an ongoing basis.

The Group’s video business model is subscription-based, rather than based on revenues generated from the advertising or the transaction models. The principal content assets, both licensed and produced, are reviewed in aggregate at a film group level when an event or change in circumstances indicates a change in the expected usefulness of the content asset or that the fair value may be less than unamortized cost. To date, the Group has not identified any such event or changes in circumstances. If such changes are identified in the future, these aggregated content assets will be stated at the lower of unamortized cost or fair value.

The Group also incurs programming expenses related to the rights to distribute the third-party programmed channels, platforms and related content through the Group’s streaming platform to end consumers. Programming is generally acquired under multiyear distribution agreements, with fees typically fixed or based on the number of customers that receive the programming. Programming arrangements are accounted for as executory contracts with expenses generally recognized ratably thought the distribution period or based on the rates in the agreements within the cost of revenues line of the consolidated statements of operations.

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

Prior to the adoption of ASU 2020-06, the Group separately accounted for the liability and equity components of the Group’s 0.75% convertible notes due March 3, 2025 (the “Notes”). The value of the liability component as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 3.059%, the Group’s estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. The value of the equity component as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. Debt discount was amortized using the effective interest method over the period from the origination date through the stated maturity date. The equity component was included in additional paid-in capital in the consolidated balance sheet as of December 31, 2021.

The Group adopted the standard effective January 1, 2022, using the modified retrospective method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods. As a result of the adoption, the Group recorded a RUB 8,573 decrease in additional paid-in capital from the derecognition of the equity component of the convertible debt, net of tax effects, a RUB 6,404 increase in the liability component from the derecognition of the debt discount and debt issuance cost associated with the equity component of the convertible debt, and a RUB 2,511 increase to the opening balance of retained earnings, representing the cumulative interest expense, net of tax effects, recognized related to the amortization of the conversion option of such convertible debt. The Group also wrote off deferred tax liabilities in the amount of RUB

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

342 as well as increased deferred tax assets and respective valuation allowance in the same amount of RUB 1,330 from the derecognition of the equity component (Note 10). As a result of the adoption, starting on January 1, 2022, interest expense is reduced as a result of accounting for the Notes as a single liability measured at its amortized cost.

Accordingly, the impact of the changes on affected consolidated balance sheet line items as of January 1, 2022 for the adoption of the ASU 2020-06 was as follows:

	Balances as of December 31, 2021	Adjustments from Adoption of ASU 2020-06	Balances as of January 1, 2022
	RUB	RUB	RUB
Convertible debt	85,835	6,404	92,239
Deferred tax liabilities	2,989	(342)	2,647
Additional paid-in capital	112,942	(8,573)	104,369
Retained earnings	131,488	2,511	133,999

Adoption of the ASU 2020-06 did not have a material effect on the diluted net income/(loss) per share.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs. The standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for periods beginning after December 15, 2023. Early adoption is permitted. The Group is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2. NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the years ended December 31, 2020, 2021 and 2022 is computed on the basis of the weighted average number of ordinary shares using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the Notes (Note 13). Diluted net income/(loss) per ordinary share is computed using the dilutive effect of Share-Based Awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2020, 2021 and 2022, was 208,387, 16,368,866 and 7,895,305, respectively.

In June 2022, the Group completed the repurchase of 93.2% in aggregate principal amount of the Notes and accounted for the modification of all the Notes (Note 13). The Group has to date purchased more than 99% in aggregate principal amount of the Notes originally issued. Prior to the modification, the convertible debt is included in the calculation of diluted net income per share under the if-converted method.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The components of basic and diluted net income/(loss) per share were as follows:

	Year ended December 31,
	2020		2021		2022
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	22,096	2,617	(13,224)	(1,445)	35,637	506.7	3,828	54.4
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	2,617	—	(1,445)	—	3,828	54.4	—	—
Reallocation of net income to Class B shares	—	(99)	—	—	—	—	(882)	(12.5)
Effect of convertible debt restructuring, net of tax	—	—	—	—	(8,348)	(118.7)	—	—
Dilution in Classifieds	(57)	—	—	—	—	—	—	—
Net income/(loss), allocated for diluted	24,656	2,518	(14,669)	(1,445)	31,117	442.4	2,946	41.9
Weighted average ordinary shares used in per share computation — basic	304,679,612	36,084,962	326,683,201	35,703,468	332,321,580	332,321,580	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	36,084,962	—	35,703,468	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	—	—	—	—	2,694,657	2,694,657	—	—
Share-Based Awards	12,618,267	—	—	—	6,305,374	6,305,374	—	—
Weighted average ordinary shares used in per share computation — diluted	353,382,841	36,084,962	362,386,669	35,703,468	377,020,285	377,020,285	35,698,674	35,698,674
Net income/(loss) per share attributable to ordinary shareholders:
Basic	72.52	72.52	(40.48)	(40.48)	107.24	1.52	107.24	1.52
Diluted	69.77	69.77	(40.48)	(40.48)	82.53	1.17	82.53	1.17

3. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Business combinations in 2022

News and Zen divestment and acquisition of Delivery Club

On August 22, 2022, the Group entered into a binding agreement with VK to sell its news aggregation platform and Zen, the Group’s infotainment service, (together, “News and Zen”) as well as to acquire 100% of the shares of Delivery Club LLC (“Delivery Club”), one of the leading food and grocery delivery services in Russia. On September 8, 2022, the Group completed its acquisition of 100% of Delivery Club and on September 12, 2022, the Group completed the sale of News and Zen. The transaction marked a strategic decision to exit from media businesses (other than entertainment streaming). The Group accounted for the acquisition as a business combination.

According to U.S. GAAP requirements, the non-cash consideration transferred to acquire Delivery Club amounted to RUB 38,620, representing the fair value of News and Zen. The fair value has been determined using valuation techniques such as discounted cash flows and is based on significant unobservable inputs, thus representing a Level 3 measurement as defined by ASC 820. The most significant quantitative inputs used to measure the fair value were the future revenue growth rates, projected adjusted profitability margins and discount rates. As a result of the News and Zen deconsolidation, a gain in the amount of RUB 38,051 ($541.0) was recognized for the difference between carrying value and fair value of the net assets of the News and Zen businesses.

As of December 31, 2022, the Group additionally recognized RUB 332 as working capital adjustment to consideration transferred against goodwill.

As of December 31, 2022, the Group is in the process of verification of certain balances, thus, the measurements of net assets acquired, goodwill and deferred income tax are provisional and may be subject to change. The following table summarizes the preliminary allocation of the purchase price for Delivery Club as of the acquisition date:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

September 8, 2022
RUB
ASSETS:
Cash and cash equivalents	1,893
Accounts receivable	1,182
Goodwill	24,919
Intangible assets	13,864
Other current and non-current assets	2,089
Total assets	43,947
LIABILITIES:
Accounts payable, accrued and other liabilities	3,496
Other current and non-current liabilities	1,499
Total liabilities	4,995
Total purchase consideration	38,952

The purchase price allocation is expected to be completed within a year after the acquisition date.

Of the RUB 13,864 assigned to intangible assets, RUB 9,626 relates to the acquired trademark of Delivery Club, included in the trade names and domain names category (Note 9), which is amortized over a period of 10 years; and RUB 4,058 represents the customer base which is included in the customer relationships category (Note 9), which is amortized over a period of 7 years. The Group used an income valuation approach to determine the fair values of the trademark and customer base. The most significant quantitative inputs used for the valuation of the acquired trademark were future revenue growth rates and projected adjusted profitability margins. The most significant quantitative inputs used for the valuation of the customer base were customer retention rates, future revenue growth rates and projected adjusted profitability margins. These inputs are not observable in the market and thus represent a Level 3 measurement as defined by ASC 820.

The goodwill of RUB 24,919 was assigned to the E-commerce, Mobility and Delivery reportable segment. The Group expects to achieve significant synergies and cost reductions within its food and grocery delivery services. Goodwill is not deductible for income tax purposes.

The results of operations of Delivery Club for the year ended December 31, 2021 and for the period from January 1, 2022 to September 8, 2022 were as follows:

	Year ended December 31, 2021	Period from January 1, 2022 to September 8, 2022
	RUB	RUB
Revenues	13,047	11,724
Net loss	(10,120)	(6,452)

The following unaudited pro forma information presents the combined results of operations of the Group and Delivery Club for the years ended December 31, 2021 and 2022 as if the acquisition of Delivery Club completed as of January 1, 2021:

	2021	2022
	RUB	RUB
Revenues	369,218	533,423
Net income / (loss)	(24,773)	3,112

These amounts have been calculated after the elimination of the gain of RUB 38,051 related to the News and Zen deconsolidation and adjusting the results of Delivery Club to reflect amortization associated with intangible assets acquired. These unaudited pro forma results are presented for informational purposes only and are not necessarily

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred as of January 1, 2021, nor are they indicative of future results of operations.

Acquisitions in 2021

Transaction with Uber

On August 30, 2021, the Group entered into a framework agreement with Uber Technologies, Inc., and certain of its affiliates (“Uber”), to restructure their joint ventures, MLU B.V. (“MLU”) and Yandex Self Driving Group B.V. (“SDG”). Pursuant to this agreement, for total consideration of $1,000 in cash, the Group has acquired from Uber its entire equity interest in SDG and an additional 4.5% (4.6% based on the total number of outstanding shares) interest in MLU, both of which were completed in September 2021, as well as Uber’s entire indirect interest in Yandex Eats, Yandex Lavka and Yandex Delivery (the “Demerged Businesses”), each of which was demerged from MLU in December 2021. The transaction provides the Group and its employees a total of 71.0% (70.2% based on the total number of outstanding shares) ownership in the newly restructured MLU which will focus on mobility business.

On September 7, 2021 (the “Initial Closing”), the Group paid $800 (RUB 58,363 at the exchange rate as of the Initial Closing) in cash. On December 21, 2021 (the “Demerger Closing”), the remaining $200 (RUB 14,859 at the exchange rate as of the Demerger Closing) of consideration was paid upon the completion of the demerger and subsequent transfer of Uber’s shares in the Demerged Businesses to the Group.

After the Initial Closing, no earnings are allocated to the noncontrolling interest relating to the Demerged Businesses, as these interests were considered to be mandatorily redeemable. In order to account for all of the equity ownership changes contemplated by the transaction, the Group reduced the amount of the non-controlling interest and additional paid-in capital by RUB 6,241 and RUB 67,205, respectively.

Under the terms of the framework agreement, the Group has also received an American call option to acquire Uber’s remaining 29.0% (29.8% based on the total number of outstanding shares) interest in the newly restructured MLU during the two-year period beginning on the Initial Closing. The call option has an initial exercise price of $1,811 (RUB 132,119 at the exchange rate as of the Initial Closing) which increases to approximately $2,005 (RUB 146,272 at the exchange rate as of the Initial Closing) if exercised in September 2023. The call option is determined to be embedded in the non-controlling interest in the newly restructured MLU and did not fall under the guidance of ASC 480 nor meet the definition of a derivative under ASC 815. Therefore, the call option does not impact the accounting of the remaining noncontrolling interest in the newly restructured MLU. As of December 31, 2022, the call option was not exercised by the Group.

Acquisition of Axelcroft Group

On February 2, 2021, MLU entered into a share purchase agreement (“SPA”) with Fasten CY Limited (together referred to as “parties”) and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of Vezet Group. The transaction was intended to allow the Group to strengthen its position and enhance customer care across Russian regions. The Group expects to achieve synergies and cost reductions resulting from increased operating efficiency due to an improved balance of supply and demand in Russian regions. The Group applied the acquisition method to account for the transaction according to U.S. GAAP requirements.

The acquisition-date fair value of the consideration payable amounted to RUB 12,916, including RUB 7,300 paid in cash at the acquisition date in U.S. dollars and a holdback amount and contingent consideration of up to RUB 5,616 subject to successful achievement of certain integration milestones and other purchase price adjustments.

The contingent consideration consists of up to $61.3 (undiscounted) (RUB 4,625 (undiscounted) at the exchange rate as of acquisition date) payable to Fasten CY Limited, conditional on the Axelcroft Group meeting defined

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

integration performance targets. The fair value of contingent consideration at the acquisition date was estimated at $60.4 (RUB 4,557 at the exchange rate as of the acquisition date). The Group estimated the fair value of the integration consideration based on probability adjusted present value of consideration expected to be transferred using significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820. Key assumptions used in these estimates include discount rates and probability assessments with respect to the likelihood of achieving the performance targets given the integration mechanism and the tools available under SPA to the parties to achieve integration milestones.

In July 2021, the parties completed the assessment of the achieved integration performance targets and determined the integration milestone payments due in connection with the acquisition of Axelcroft Group. The total amount paid was RUB 5,791, consisting of RUB 4,509 of integration consideration and RUB 1,282 of holdback amount.

Set out below is the condensed balance sheet of Axelcroft Group as of February 2, 2021, reflecting the allocation of the purchase price to net assets acquired.

February 2, 2021
RUB
ASSETS:
Cash and cash equivalents	72
Intangible assets	1,774
Goodwill	12,250
Other current and non-current assets	1,474
Total assets	15,570
LIABILITIES:
Deferred income tax liabilities	323
Other current and non-current liabilities	2,331
Total liabilities	2,654
Total purchase consideration	12,916

Of the RUB 1,774 allocated to intangible assets, RUB 1,024 and RUB 292 relates to the acquired customer relationships and trademarks of Vezet Group, included in the customer relationships and trade names and domain names categories, respectively, which will be amortized over a period of 10 years; and RUB 258 represents driver relationships, included in the customer relationships category, that will be amortized over a period of 2 years. RUB 200 was assigned to IT software and technology, included in the content and software category, which is mainly represented by driver and client mobile applications that were discontinued at the end of the technical integration period, April 2, 2021, and therefore fully amortized as of March 31, 2021. The Group used the income approach for the estimation of the fair value of customer relationships and trademarks, and the cost approach for IT software and technology and driver relationships. The most significant quantitative inputs used for the valuation of client relationships and trademarks were future revenue growth rates, projected adjusted profitability margins and user retention rates. The most significant quantitative input used for the valuation of IT software technology was time in man-hours required to reconstruct the software applications. The most significant quantitative input used for the valuation of driver relationships was driver acquisition costs. These inputs are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820.

Goodwill recognized in the amount of RUB 12,250 is attributable primarily to the expected synergies described above and was assigned to the E-commerce, Mobility and Delivery reportable segment. Goodwill is not deductible for income tax purposes.

The Group recognized separately from the acquisition RUB 408 of acquisition related costs that were expensed in the current period. These costs were recorded in sales, general and administrative expenses in the consolidated statements of operations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The revenue and earnings of Axelcroft Group for the period prior to acquisition would not have had a material impact on the Group’s revenue and earnings for the years ended December 31, 2021 and 2020. Accordingly, no pro forma financial information is presented. The Group has determined that the presentation of revenue and earnings of Axelcroft Group from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

Acquisition of Acropol Bank

On July 16, 2021, the Group completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC (“Acropol Bank” or “Acropol”). As a result of the acquisition, the Group acquired all of Acropol’s licenses, including a universal banking license. Cash consideration transferred totaled RUB 986 . The acquisition was accounted for as a business combination.

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

The results of operations of Acropol for the period prior to the acquisition would not have had a material impact on the Group’s results of operations for the years ended December 31, 2021 and 2020. Accordingly, no pro forma financial information is presented.

Acquisitions in 2020

Yandex Market

On June 23, 2020, the Group and its partner entered into a binding agreement to reorganize their joint ventures, Yandex Market and Yandex.Money. On July 23, 2020, the Group completed the acquisition of the remaining interest in Yandex Market (approximately 50%) for RUB 42,000 and sold to its partner a 25% plus RUB 1 interest in Yandex.Money for approximately RUB 2,420. Net cash consideration of RUB 39,580 was paid by the Group to its partner. The acquisition was accounted for as a step-acquisition under business combination rules. Accordingly, the Group remeasured its previously held equity interest in Yandex Market to fair value, in the amount of RUB 41,838, and recorded a gain of RUB 19,230. Fair value has been determined using a combination of the income and market approach. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement as defined by ASC 820. The most significant quantitative inputs used to measure the fair value based on the discounted cash flow methodology were the future revenue growth rates, projected adjusted earnings margins, terminal growth rate and discount rates. The inputs are based on the Group’s past experience and best estimates of future cash flows.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Of the RUB 12,655 assigned to intangible assets, RUB 5,844 and RUB 1,747 relates to the acquired price comparison and marketplace platforms, respectively, included in content and software category with useful life of 6.0 years and RUB 4,480 represents seller relationships included in customer relationships category with useful life amortized over a period of 11.2 years. The Group used cost approach to determine the fair values of the price comparison and marketplace platforms and the income valuation approach to determine the fair value of the seller relationships. The most significant quantitative input used to determine the fair value of the price comparison platform was time in man-hours required to reconstruct the platform. The most significant quantitative inputs used to determine the fair value of the seller relationships were the future revenue growth rates, projected adjusted earnings margins and churn rate. The inputs are based on the Group’s past experience and best estimates of future cash flows.

The RUB 51,836 of goodwill was assigned to the E-commerce, Mobility and Delivery reportable segment. The Group expects to achieve significant synergies with various Yandex services from deeper integration of Yandex Market within the Yandex ecosystem. Goodwill is not deductible for income tax purposes.

The results of operations of Yandex Market contributed after acquisition for the period since July 24, 2020 to December 31, 2020 include revenue in the amount of RUB 13,867 and net loss in the amount of RUB 5,558.

The following unaudited pro forma information presents the combined results of operations of the Group and Yandex Market for the years ended December 31, 2019 and 2020 as if the acquisition of Yandex Market completed as of January 1, 2019:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	2019	2020
	RUB	RUB
Revenues	192,189	231,869
Net income	6,220	21,374

These amounts had been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex Market to reflect amortization associated with intangibles acquired and related income tax results. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred as of January 1, 2019, nor are they indicative of future results of operations.

Yandex Self-Driving and Yandex Drive Car-Sharing Businesses Restructuring

In September 2020, the Group and Uber completed the spin-off of the self-driving vehicles business (“Self-Driving Group”), from MLU to the Company. Simultaneously with the spin-off transaction, the Group invested a further $100.0 (RUB 7,607 as of the date of the transaction) in the form of equity and $50.0 (RUB 3,804 as of the date of the transaction) in the form of a convertible loan into Self-Driving Group. The Group also purchased a portion of Uber’s stake in Self-Driving Group. The Group also contributed the Yandex Drive car-sharing business to MLU. Financial results of the restructuring were recorded directly in the Group’s equity.

Immediately after the restructuring, SDG was owned by the Group and Uber with respective ownership of 72.8% and 18.6%, while the remaining shares were reserved for SDG management and employees. MLU B.V., including the Yandex Drive car-sharing business, was owned by Yandex and Uber with their respective ownership of 61.7% and 33.5%, while the remaining shares are reserved for management and employees of the MLU business. See the description above of the further restructuring of the ownership of SDG and MLU.

4. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021 and 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
Cash	34,012	48,682	692.1
Cash equivalents:
Bank deposits	45,214	34,346	488.3
Other cash equivalents	49	103	1.5
Total cash and cash equivalents	79,275	83,131	1,181.9

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the year ended December 31, 2022. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade accounts receivable

Movements in the allowance for current expected credit losses on trade receivables for the years ended December 31, 2021 and 2022 were as follows:

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	2021	2022	2022
	RUB	RUB	$
Balance at the beginning of the period	1,798	2,716	38.6
Current period allowance for expected credit losses	1,235	2,114	30.1
Write-off	(306)	(617)	(8.8)
Foreign exchange difference	(11)	(44)	(0.6)
Balance at the end of the period	2,716	4,169	59.3

The Group’s past due receivables exceeding one year were in the amount of RUB 2,163 ($30.8) as of December 31, 2022.

Other Current Assets

Other current assets as of December 31, 2021 and 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
Other receivables	859	8,043	114.3
Prepaid income tax	2,272	3,328	47.3
Contract assets	659	1,456	20.7
Loans to employees	1,674	1,333	18.9
Loans granted to third parties	509	986	14.0
Loans granted to related parties	39	3	—
Restricted cash	1	643	9.1
Investments in debt securities	452	305	4.3
Prepaid other taxes	202	114	1.7
Interest receivable	308	77	1.1
Other	499	529	7.6
Total other current assets	7,474	16,817	239.0

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Group did not write-off any accrued interest receivable during the twelve months ended December 31, 2021 and 2022.

Other Non-current Assets

Other non-current assets as of December 31, 2021 and 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
Loans to employees	5,241	6,187	88.0
Contract assets	874	1,292	18.4
Indemnification assets	262	1,031	14.7
Net investment in lease	—	979	13.9
Restricted cash	123	666	9.5
VAT reclaimable	884	603	8.6
Loans granted to third parties	4	301	4.3
Bank deposits and loans to customers	—	133	1.9
Loans granted to related parties	290	35	0.5
Other receivables	165	52	0.6
Total other non-current assets	7,843	11,279	160.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The loans granted to third parties, current and non-current as of December 31, 2022 represent RUB denominated loans bearing interest of 3%-15% which are expected to be fully repaid in 2023–2026, along with accrued interest.

Investments in marketable equity securities

As of December 31, 2021 investments in current marketable equity securities in the amount of RUB 4,049 consisted of investments made for treasury purposes. The Group measured those investments at fair value with the changes recognized in earnings within the Other income/(loss), net line in the consolidated statements of operations.

Equity method investments

The Group’s equity method investments as of December 31, 2021 and December 31, 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
ClickHouse Inc	6,521	—	—
Venture capital fund	2,347	1,377	19.6
Other	557	741	10.5
Total equity method investments	9,425	2,118	30.1

As of December 31, 2021 the Group’s equity method investments consisted principally of an investment in ClickHouse Inc in the amount of RUB 6,521, including cash investments in the amount of $39.9 (RUB 2,820 at the exchange rate as of payment dates) and gain on the Group’s share dilution of $49.3 (RUB 3,459 at the exchange rate as of transaction date) recognized in income/(loss) from equity method investments in the consolidated statements of operations.

As of December 31, 2022, the investment in ClickHouse Inc was presented within investments in the non-marketable equity securities line of the consolidated balance sheets as a result of the loss of significant influence by the Group.

Gains/(losses) on equity securities accounted for under the equity method for the years ended December 31, 2020, 2021 and 2022 are summarized below:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
ClickHouse Inc	—	3,354	97	1.4
Venture capital fund	—	3,014	(886)	(12.6)
Yandex Market B.V.	(2,470)	—	—	—
Other	295	(1)	(140)	(2)
Net (losses)/gains recognized on equity method investments	(2,175)	6,367	(929)	(13.2)

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2021 and 2022 comprised the following:

	2021	2022	2022
	RUB	RUB	$
Trade accounts payable and accrued liabilities	54,854	72,635	1,032.7
Liabilities under the reverse factoring program	3,110	20,702	294.3
Salary and other compensation expenses payable/accrued to employees	6,022	11,424	162.4
Operating lease liabilities, current (Note 8)	10,525	10,963	155.9
Content liabilities	5,410	3,353	47.7
Finance lease liability, current (Note 8)	1,467	2,788	39.6
Bank deposits and liabilities	87	578	8.2
Accounts payable for acquisition of businesses	80	373	5.3
Accounts payable, accrued and other liabilities	81,555	122,816	1,746.1

Interest income

The following table presents the components of interest income for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Bank deposits	3,279	3,720	3,749	53.3
Other	590	895	974	13.8
Total interest income	3,869	4,615	4,723	67.1

Other Income/(Loss), Net

The following table presents the components of other income/(loss), net for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Foreign exchange gains	2,752	235	9,393	133.5
Contribution to a not-for-profit organization	—	(1,500)	—	—
Income/(loss) from investments in venture capital fund	89	667	(485)	(6.9)
Loss on divestment of Yandex.Money	(926)	—	—	—
Other	406	(619)	451	6.5
Total other income/(loss), net	2,321	(1,217)	9,359	133.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Income and non-income taxes payable

The Income and non-income taxes payable line of consolidated balance sheets includes income taxes payable in the amount of RUB 1,201 and RUB 2,511 ($35.7) as of December 31, 2021 and 2022, respectively.

Revenues

Revenues in the consolidated statements of operations include revenues related to sales of goods in the amount of RUB 20,145, RUB 55,910 and RUB 91,998 ($1,308.0) for the years ended December 31, 2020, 2021 and 2022 respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

The Group reclassified the loss of RUB 893 out of accumulated other comprehensive income for the year ended December 31, 2020, reflecting the sale of a 25% plus one ruble interest in the charter capital of Yandex.Money. There were no reclassifications in the years ended December 31, 2021 and 2022.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Group does not enter into derivative arrangements for trading or speculative purposes. However, some of the Group’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. The Group uses derivative financial instruments to protect the Group from the risk that the future U.S. dollar-denominated cash flows related to the purchases of its servers and network equipment will be adversely affected by changes in the exchange rates. The Group recognizes such derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the consolidated balance sheets through accumulated other comprehensive income.

The Group entered into derivative arrangements for the total amount of RUB 6,255 and nil for the years ended December 31, 2021 and 2022, respectively. The Group did not have any derivatives as of December 31, 2021 and 2022.

6. FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2021 and 2022, including those measured at fair value on a recurring basis and excluding those which fair value approximates carrying value, consisted of the following:

	As of December 31, 2021				As of December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 4)	—	8,206	—	8,206	—	9,067	—	9,067	128.9
Investments in marketable securities (Note 4)	4,049	—	—	4,049	—	—	—	—	—
	4,049	8,206	—	12,255	—	9,067	—	9,067	128.9
Liabilities:
Loans (Note 13)	—	—	—	—	—	—	46,134	46,134	655.9
	—	—	—	—	—	—	46,134	46,134	655.9

As of December 31 2021, the fair value of convertible debt was approximately RUB 106,484 (Level 2 of the fair value hierarchy). As of December 31, 2022 the fair value of convertible debt approximated its carrying value due to the short-term nature of this instrument (Note 13).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group measures the fair value of loans received and loans granted for disclosure purposes. The carrying amount and fair value of loans received and loans granted as of December 31, 2021 and 2022 were as follows:

	As of December 31, 2021		As of December 31, 2022
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 4)	7,757	8,206	8,845	125.8	9,067	128.9
	7,757	8,206	8,845	125.8	9,067	128.9
Liabilities:
Loans (Note 13)	—	—	50,669	720.4	46,134	655.9
	—	—	50,669	720.4	46,134	655.9

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the years ended December 31, 2020, 2021 and 2022.

7. PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2021 and 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
Servers and network equipment	90,566	98,446	1,399.6
Finance lease right-of-use assets	18,058	26,674	379.2
Land, land rights and buildings	18,893	19,096	271.5
Infrastructure systems	16,633	19,120	271.8
Office furniture and equipment	9,180	11,923	169.5
Other equipment	7,387	10,063	143.1
Leasehold improvements	3,284	4,507	64.1
Assets not yet in use	18,518	42,170	599.5
Total	182,519	231,999	3,298.3
Less: accumulated depreciation	(84,194)	(104,293)	(1,482.7)
Total property and equipment, net	98,325	127,706	1,815.6

Assets not yet in use primarily represent building construction, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 325 and RUB 364 ($5.2) as of December 31, 2021 and 2022, respectively.

Depreciation expenses related to property and equipment for the years ended December 31, 2020, 2021 and 2022 amounted to RUB 13,862, RUB 18,162 and RUB 23,243 ($330.4), respectively.

8. LEASES

The Group has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Group’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Group has finance leases for warehouses, call centers, sorting centers and cars. The Group’s leases have

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

remaining lease terms of 1 to 19 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the consolidated statements of cash flows, and the following costs:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Total variable lease cost	2,039	2,067	1,139	16.2
Finance lease cost:
Amortization of right-of-use assets	348	977	1,893	26.9
Interest on lease liabilities	134	683	1,557	22.1
Total finance lease cost	482	1,660	3,450	49.0

Variable lease payments mainly related to car leases for carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	2021	2022	2022
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	36,245	28,646	407.3
Operating lease liabilities – current (Note 4)	10,525	10,963	155.9
Operating lease liabilities – non-current	24,642	17,609	250.4
Total operating lease liabilities	35,167	28,572	406.3

Finance lease liabilities – current (Note 4)	1,467	2,788	39.6
Finance lease liabilities – non-current	15,350	21,185	301.2
Total finance lease liabilities	16,817	23,973	340.8

Maturities of lease liabilities as of December 31, 2022 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ended December 31,
2023	12,729	181.0	4,754	67.6
2024	8,479	120.5	4,503	64.0
2025	4,273	60.7	6,643	94.4
2026	3,278	46.6	6,228	88.5
2027	1,621	23.0	1,809	25.7
Thereafter	2,592	36.9	10,009	142.4
Total lease payments	32,972	468.7	33,946	482.6

Less imputed interest	(4,400)	(62.4)	(9,973)	(141.8)
Total	28,572	406.3	23,973	340.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Operating leases	4.0	3.6	6.2%	7.4%
Finance leases	9.1	6.8	7.3%	8.6%

The Group recognized sublease income of RUB 8,525, RUB 11,873 and RUB 10,172 ($144.6) for the years ended December 31, 2020, 2021 and 2022, respectively, presented within the revenues line in the consolidated statements of operations.

9. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

	Search and Portal	E-commerce, Mobility and Delivery	Plus and Entertainment	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2021
Gross amount of goodwill	2,719	95,560	2,140	5,194	—	105,613	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	94,798	1,564	5,194	—	104,275	—

Acquisitions (Note 3)	—	12,250	—	1,188	151	13,589	—

Balance as of December 31, 2021
Gross amount of goodwill	2,719	107,810	2,140	6,382	151	119,202	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	107,048	1,564	6,382	151	117,864	—

Acquisitions (Note 3)	—	26,139	—	—	—	26,139	371.6
Foreign currency translation adjustment	—	(226)	—	—	—	(226)	(3.2)

Balance as of December 31, 2022
Gross amount of goodwill	2,719	133,724	2,140	6,382	151	145,116	2,063.1
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	(19.0)
	2,719	132,962	1,564	6,382	151	143,778	2,044.1

Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2020, 2021 and 2022.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Intangible assets, net of amortization, as of December 31, 2021 and 2022 consisted of the following intangible assets:

	As of December 31, 2021			As of December 31, 2022
	Gross	Less:	Net	Gross	Less:	Net	Net	Weighted-average
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying	remaining
	amount	amortization	amount	amount	amortization	amount	amount	useful life
	RUB	RUB	RUB	RUB	RUB	RUB	$	(in years)
Acquisition-related intangible assets:
Trade names and domain names	3,766	(2,202)	1,564	13,430	(2,840)	10,590	150.6	9.1
Customer relationships	11,977	(2,703)	9,274	13,226	(3,834)	9,392	133.5	8.1
Content and software	8,574	(2,370)	6,204	8,387	(3,444)	4,943	70.3	3.5
Supplier relationships	187	(41)	146	215	(83)	132	1.9	2.9
Total acquisition-related intangible assets:	24,504	(7,316)	17,188	35,258	(10,201)	25,057	356.3
Other intangible assets:
Technologies and licenses	9,338	(5,030)	4,308	10,765	(5,799)	4,966	70.6	2.3
Assets not yet in use	863	—	863	1,743	—	1,743	24.7
Total other intangible assets:	10,201	(5,030)	5,171	12,508	(5,799)	6,709	95.3
Total intangible assets	34,705	(12,346)	22,359	47,766	(16,000)	31,766	451.6

Trade names and domain names in the gross amount of RUB 9,626 ($136.9) and customer relationships in the amount of RUB 4,058 (57.7$) represent intangible assets acquired in 2022 in connection with the transaction to acquire Delivery Club (Note 3).

In 2022, the Group recognized a loss from the impairment of the customer relationships assets related to E-commerce, Mobility and Delivery segment of RUB 2,740 ($39.0) (the amount of intangible assets carrying value excess over their fair value). The fair value was determined using the discounted cash flow method (Level 3). The impairment is presented within the Sales, general and administrative line in the consolidated statements of operations.

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2020, 2021 and 2022 were RUB 1,924, RUB 3,338 and RUB 3,778 ($53.7) respectively.

Amortization expenses of other intangible assets for the years ended December 31, 2020, 2021 and 2022 were RUB 1,901, RUB 2,611 and RUB 3,853 ($54.8), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets as of December 31, 2022 is as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2023	4,356	2,449	6,805	96.7
2024	4,177	1,515	5,692	80.9
2025	3,664	622	4,286	60.9
2026	2,788	271	3,059	43.5
2027	2,022	108	2,130	30.4
Thereafter	8,042	8	8,050	114.5
Total	25,049	4,973	30,022	426.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% in the years ended December 31, 2020 and 2021, and 25.8% for the year ended December 31, 2022

The majority of the Group’s Russian subsidiaries were subject to statutory income tax at the rate of 20% for the years ended December 31, 2020, 2021 and 2022.

Dividends paid to Yandex N.V. by its Russian subsidiaries are subject to a 15% dividend withholding tax, computed in accordance with the laws of the Russian Federation. The rate has increased starting in 2022 from 5% to 15% due to denunciation of the double tax treaty between Russia and Netherlands in June 2021 by the Russian government. Due to the so-called participation exemption, dividends distributed by the Group’s Russian subsidiaries to Yandex N.V. are exempt from income tax in the Netherlands.

Income tax provision for the years ended December 31, 2020, 2021 and 2022 consisted of the following:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Current tax expense - Russia	12,421	11,987	16,466	234.1
Current tax expense - Netherlands	38	218	549	7.8
Current tax expense - other	68	388	1,150	16.3
Total current tax expense	12,527	12,593	18,165	258.2
Deferred tax (benefit)/expense - Russia	1,219	(5,436)	4,654	66.2
Deferred tax (benefit)/expense - Netherlands	(738)	87	107	1.5
Deferred tax expense - other	185	186	(192)	(2.7)
Total deferred tax (benefit)/expense	666	(5,163)	4,569	65.0
Total income tax expense	13,193	7,430	22,734	323.2

The components of income/(loss) before income tax expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Income before income tax expense - Russia	40,332	14,520	80,299	1,141.6
Loss before income tax expense - Netherlands	(4,009)	(28,707)	(7,548)	(107.3)
Income/(loss) before income tax expense - other	220	6,964	(2,402)	(34.1)
Total income/(loss) before income tax expense	36,543	(7,223)	70,349	1,000.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense was as follows for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Expected expense/(income) at Dutch statutory income tax rate of 25.8% for 2022 (25% for 2021 and 2020)	9,136	(1,806)	18,150	258.0
Effect of:
Tax on inter-company dividends	936	(617)	2,171	30.9
Non-deductible share-based compensation	3,932	5,207	6,201	88.2
Other expenses not deductible for tax purposes	1,977	2,015	1,405	20.0
Accrual of unrecognized tax benefit	121	949	3,154	44.8
Equity method loss of Yandex Market	618	—	—	—
Effect of consolidation of Yandex Market	(4,807)	—	—	—
Effect of the revaluation of investment in ClickHouse	—	(871)	—	—
Effect of the contribution to a non-for-profit organization	—	374	—	—
Effect of the disposal of intecompany investments	—	(1,462)	—	—
Non-taxable effect of the News and Zen deconsolidation	—	—	(9,817)	(139.6)
Effect of change in tax rate	111	(269)	5,186	73.7
Difference in foreign tax rates	(2,244)	(1,754)	(5,999)	(85.3)
Change in valuation allowance	3,428	5,145	2,104	29.9
Other	(15)	519	179	2.6
Income tax expense	13,193	7,430	22,734	323.2

Movements in the valuation allowance were as follows:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Balance at the beginning of the period	(3,828)	(7,763)	(12,482)	(177.5)
Charged to expenses	(3,428)	(5,145)	(2,104)	(29.9)
Effect of adoption of ASU 2020-06	—	—	(1,330)	(18.9)
Foreign currency translation adjustment	(272)	(19)	768	10.9
Acquisition-related change	(1,094)	—	(1,568)	(22.3)
Other	859	445	1,938	27.6
Balance at the end of the period	(7,763)	(12,482)	(14,778)	(210.1)

As of December 31, 2021 and 2022, the Group included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 367 and RUB 807 ($11.5), respectively, as a component of other accrued liabilities. The interest and penalties recorded as part of income tax expense in the years ended December 31, 2020, 2021 and 2022 resulted in expenses of RUB 24, RUB 209 and RUB 440 ($6.3), respectively. The Group does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

A reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022 was as follows:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Balance at the beginning of the period	439	427	1,345	19.1
Increases related to prior years tax positions	53	633	1,099	15.6
Decreases related to prior years tax positions	(61)	(141)	(309)	(4.4)
Increases related to current year tax positions	105	426	3,328	47.3
Settlements	(109)	—	—	—
Balance at the end of the period	427	1,345	5,463	77.6

Temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities and carryforwards gave rise to the following deferred tax assets and liabilities as of December 31, 2021 and 2022:

	2021	2022	2022
	RUB	RUB	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	5,628	3,279	46.6
Net operating loss carryforward	17,740	18,144	258.0
Intangible assets	1,658	—	—
Property and equipment	454	840	11.9
Operating lease liabilities	6,956	2,442	34.7
Finance lease liabilities	3,364	3,362	47.8
Other	955	1,295	18.5
Total deferred tax asset	36,755	29,362	417.5
Valuation allowance	(12,482)	(14,778)	(210.1)
Total deferred tax asset, net of valuation allowance	24,273	14,584	207.4
Deferred tax liability
Convertible debt discount	(2,299)	—	—
Property and equipment	(2,829)	(2,883)	(41.0)
Intangible assets	(3,542)	(4,147)	(59.0)
Content assets	(1,213)	—	—
Unremitted earnings	(1,224)	(3,399)	(48.3)
Deferred expenses	(114)	(223)	(3.2)
Operating lease assets	(6,532)	(2,081)	(29.6)
Finance lease assets	(3,289)	(2,938)	(41.8)
Other	(595)	(482)	(6.8)
Total deferred tax liability	(21,637)	(16,153)	(229.7)
Net deferred tax (liability)/asset	2,636	(1,569)	(22.3)
Net deferred tax assets	5,625	3,904	55.5
Net deferred tax liabilities	(2,989)	(5,473)	(77.8)

As of December 31, 2022, the Company had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 1,934 ($27.5). Starting from January 1, 2022 NOLs for Dutch income tax purposes can be carried forward indefinitely. However, losses can only be fully deducted (on an annual basis) up to an amount of EUR 1 million plus 50% of the taxable profit that exceeds EUR 1 million.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2022, the Group had NOLs for Russian income tax purposes of RUB 71,219 ($1,012.5) which have an indefinite term of carryforward. Russian income tax law also specifies that the annual tax base may be reduced by 50% maximum of tax losses carried forward for 2023-2024.

As of December 31, 2022, the Dutch entities of the Group (other than the Company) also had NOLs for Dutch income tax purposes of RUB 5,662 ($80.5).

NOLs for other jurisdictions income tax purposes amounted to RUB 8,750 ($124.4) as of December 31, 2022 related mainly to Israel.

The Group has not provided for dividend withholding taxes on the unremitted earnings of its principal Russian operating subsidiary as of December 31, 2022. As of December 31, 2022, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is approximately RUB 183,229 ($2,605.0). The Group estimates that the amount of the unrecognized deferred tax liability related to these earnings is RUB 27,484 ($390.8).

The tax years 2020-2022 remain open for examination by the Russian tax authorities with respect to all Russian subsidiaries.

The tax years 2017-2022 remain open for examination by the Dutch tax authorities with respect to the Company.

11. CONTENT ASSETS

Content assets as of December 31, 2021 and 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
Licensed content, net
Released licensed content, net	7,840	7,503	106.7
Advances for licensed content	1,536	1,723	24.4
Produced content, net
Released, less amortization	1,927	2,427	34.5
Completed and not released	-	757	10.8
In production and in development	2,464	4,434	63.1
Content assets	13,767	16,844	239.5

The following table represents the amortization of content assets for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Licensed content	2,625	5,904	7,903	112.4
Produced content	388	482	1,041	14.8
Total amortization of content assets	3,013	6,386	8,944	127.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2022, the estimated amortization expense of unamortized cost of released content assets over the next three years is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
2023	3,882	910	4,792	68.1
2024	1,870	795	2,665	37.9
2025	906	505	1,411	20.1
Total	6,658	2,210	8,868	126.1

12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Group has entered into purchase commitments for streaming content with future payments (net of VAT) amounting to RUB 2,519 ($35.8) in 2023, RUB 594 ($8.4) in 2024, RUB 26 ($0.4) in 2025. The Group has also entered into purchase commitments for other goods and services with future payments (net of VAT) amounting to RUB 21,698 ($308.5) in 2023, RUB 10,783 ($153.3) in 2024, RUB 313 ($4.4) in 2025, RUB 162 ($2.3) in 2026, RUB 70 ($1.0) in 2027 and RUB 187 ($2.7) in 2028 and thereafter.

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

As of December 31, 2021 and December 31, 2022, the Group recorded liabilities of RUB 16 and RUB 726 ($10.3) respectively, in the accounts payable, accrued and other liabilities line of the consolidated balance sheets for all pending legal matters that were probable and reasonably estimable.

As of December 31, 2021 and 2022 the Group was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 3,571 and RUB 813 ($11.6), respectively. The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Group has principal operations in Russia, and smaller, early-stage businesses that operate internationally. The current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for the Group’s business, team and shareholders. If this environment persists or becomes more acute, and the Group is not able to respond appropriately, it could materially and adversely affect the Group’s financial condition, results of operations, trading price, and ability to operate.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that could adversely affect the Group’s non-Russian shareholders and the value of the shares they hold in the Group.

In June 2022, Arkady Volozh, the Group’s co-founder, resigned with immediate effect from his positions as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions following his designation under the sanctions regime of the European Union. The European Union imposed sanctions on Mr. Volozh personally. Neither Yandex N.V. nor any of the Group’s subsidiaries have been included on or designated under the sanctions lists of the European Union, the United States, Switzerland or the United Kingdom. Mr Volozh is the settlor of a trust which holds Class B shares in Yandex N.V. for the benefit of his family; Mr. Volozh has irrevocably undertaken to the trustees that he will not provide any voting instructions to the trustees in respect of such Class B shares while he remains designated under applicable sanctions, and accordingly during such time the trustees will vote such shares in accordance with the recommendations of the independent members of Yandex N.V. board of directors. Mr. Volozh does not control the Group, and consequently these sanctions do not apply to Yandex N.V. or its subsidiaries.

In November 2022, the Group announced that the Board of Directors of Yandex N.V had commenced a strategic process to review options to restructure the Group’s ownership and governance. A special committee of the Board of Directors has been charged with exploring a variety of potential scenarios and steps, including the development of the international divisions of certain services (including self-driving, cloud computing, data labeling and EdTech) independently from Russia, as well as divestment of Yandex N.V.’s ownership and control of all other businesses in the Yandex Group (including search and advertising, mobility, e-commerce, food-delivery, delivery, entertainment services and others in Russia and international markets), including transferring certain elements of governance to management. Any corporate restructuring will be subject to shareholder approval.

In the ordinary course, the Group is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Higher rates of inflation may lead to an increase in the Group’s operating expenses and capital expenditures. Inflation was 11.9% for 2022 (the highest since 2015) compared to 8.4% in 2021. In order to respond to inflation growth and to control the growth of consumer prices, during 2022 the Central Bank of Russia changed the key rate several times; in February 2022 the key rate was increased to 20.0%, compared with 8.5% at the beginning of the year. In April 2022 key rate decreased to 17%. In September 2022 key rate was set at 7.5% and remains unchanged as of April 2023.

According to the statistical office of the Russian Federation (Rosstat), real GDP in Russia was down 2.1% in 2022 on the back of real final consumption expenditures decrease by 0.6%. Household consumption decreased by 1.8% last year, while fixed capital investment grew 5.2%. On the production side, the sharpest decline was in the retail and wholesale trade sector, which shrank 12.7%. Other sectors also contracted. Real disposable incomes of the population decreased by 1.0% in 2022.

In the first quarter 2023, the federal budget was executed with a deficit of RUB 2.4 trillion, according to preliminary estimates from the Finance Ministry. Overall, revenues amounted to RUB 5.7 trillion in the first quarter, a contraction of 20.7% year-on-year, while expenditures reached RUB 8.1 trillion, implying 34.0% year-on-year growth. The slump in revenues was attributable to a reduction in revenues of the oil and gas sector. In addition to that the local currency depreciated by 10% against US dollar over the first quarter of 2023, which together with sluggish consumption trends and weakening mining output (amid growing sanction pressure) indicates increasing fragility of the Russian economy.

As the Group’s principal operations are located in Russia, its financial results are impacted by fluctuations in Russian ruble exchange rate, which experienced extreme volatility during last years.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Group. As of December 31, 2022, except for the unrecognized tax benefits described in Note 10, the Group accrued RUB 10,913 ($155.2) (RUB 1,181 as of December 31, 2021) for contingencies related to non-income taxes, including penalties and interest of RUB 2,439 ($34.7) and RUB 312 as of December 31, 2022 and 2021, respectively, as a component of other accrued liabilities in the consolidated balance sheets. Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of December 31, 2022, the Group estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 25,232 ($358.7) (RUB 24,396 as of December 31, 2021).

13. DEBT

Debt as of December 31, 2021 and December 31, 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
Convertible debt	85,835	522	7.4
Loans	—	50,669	720.4
Bank overdraft	2,940	—	—
Total debt	88,775	51,191	727.8
Less: current portion	(2,940)	(21,306)	(302.9)
Total debt, non-current portion	85,835	29,885	424.9

Convertible debt

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 (the “Notes”) at par. The net proceeds to the Group from the sale of the Notes were RUB 82,050 ($1,237.0 at the exchange rate as of the issue date). The Notes were convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Group's election, under certain circumstances based on an initial conversion price of $60.0751 per Class A share, subject to adjustment on the occurrence of certain events as defined in the terms and conditions of the Notes. As of December 31, 2021, none of the conditions allowing the conversion of the Notes had been met.

On March 7, 2022, the Notes’ delisting event condition was triggered as a result of the trading of Company’s Class A shares on NASDAQ having been suspended for five trading days. This resulted in the holders of the Notes having the right to require the redemption of their Notes at par in the full amount of $1,250.0, plus accrued interest. At that time, the Group did not have sufficient funds available in order to redeem the Notes in full. The Group engaged in active discussions with an ad hoc committee of holders of the Notes with a view to negotiating and agreeing a mutually acceptable restructuring plan in respect of these obligations. In June 2022, following the amendment of Notes’ terms, the Group agreed terms with the ad hoc committee for the repurchase of the Notes, entered into a purchase agreement with certain of the holders and completed the repurchase of 93.2% in aggregate principal amount of the Notes. The purchase agreement provided for a purchase price of $140 thousand in cash (“cash component”) and 957 the Company’s Class A shares (“share consideration”) for each $200 thousand in principal amount of the Notes purchased. Between July and December 2022, the Group entered into additional purchase agreements with further holders of the Notes on the same terms, and has to date repurchased a further $73.8 or 5.9% of aggregate principal amount of its Notes. Of the $1,239.4 of the Notes’ principal amount repurchased, Notes in an aggregate principal amount of $1,175.4 have been surrendered to the principal paying, transfer and conversion agent for cancellation and have been subsequently cancelled, and the remainder, an aggregate principal amount of $64.0, continue to be held by the Company and its subsidiaries and are not yet capable of being cancelled due to certain restrictions imposed by the clearing systems through which the Notes are held.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The terms and conditions of the Notes, as amended, provided that the final maturity date of the Notes would be September 13, 2022. Due to the general prohibition under the rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) on the issuance of shares by issuers whose operations are predominantly in Russia as well as various other impediments restricting the ability to make cash payments on the Notes (as opposed to repurchases of Notes), including restrictions imposed by the clearing systems in which the Notes are held, the Group was unable to redeem the outstanding Notes by the deadline of final maturity date deadline of September 13, 2022. On September 20, 2022, being seven calendar days after the final maturity date deadline, this inability to make the payment became an “Event of Default. The Group was also unable to make the necessary interest payment on the remaining Notes, due on September 3, 2022, as a result of the restrictions imposed by the clearing system, and this constituted a further Event of Default as of September 17, 2022.

In addition, on September 30, 2022 and on October 17, 2022, the Company issued total 2.5 million Class A shares as a partial settlement of its obligations under the share consideration portion of the purchase agreements. Such issuance was made in compliance with the provisions of OFAC General License No. 45, issued on July 22, 2022. The Group will use its commercially reasonable efforts to deliver the remaining share consideration of the purchase price when it becomes permissible to do so under applicable laws and regulations.

The Group remains committed to satisfying its obligations on the remaining Notes and has available resources to do so.

Having considered all relevant circumstances, including indicators of financial difficulties and the amendment of the terms of the Notes, the Group accounted for the modification of the Notes as a troubled debt restructuring as defined by ASC 470. In June 2022, the Group recognized a gain of $177.4 and a related income tax expense in the amount of $13.1 (RUB 9,305 and RUB 751 as of the date of the transaction, respectively) as the difference between the carrying value of all the Notes and the fair value of the purchase price paid and payable, including the cash component and share consideration. The Group’s remaining obligation in respect of the share consideration was reflected as additional paid-in capital in the consolidated balance sheet as of December 31, 2022. In accordance with the reporting requirements of ASC 470, the Group measured the fair value of the share consideration with reference to its share price as quoted on the Moscow Exchange (Level 1 of the fair value hierarchy). The effect of the gain, net of tax, on basic and diluted net income/(loss) per Class A and Class B shares amounted to RUB 22.68 and nil, respectively for the year ended December 31, 2022.

The carrying value of the Notes as of December 31, 2021 and 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
0.75% Convertible Senior Notes due March 2025	92,866	522	7.4
Unamortized debt discount	(6,477)	—	—
Unamortized debt issuance cost	(554)	—	—
Total convertible debt	85,835	522	7.4

The Group recognized RUB 1,668, RUB 2,213 and RUB 585 ($8.3) as interest expense related to amortization of the debt discount and issuance expenses and RUB 572, RUB 691 and RUB 335 ($4.8) as interest expense related to the contractual interest coupon of the convertible debt for the years ended December 31, 2020, 2021 and 2022, respectively. The effective interest rate on the liability component of the convertible debt for the years ended December 31, 2020, 2021 and 2022 was 3.2%, 3.4% and 1.8%, respectively.

Loan

The Group funded the cash component of the Notes primarily by means of a fixed-rate RUB-denominated commercial loan maturing in June 2025.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

On September 21, 2009, the Company issued a Priority Share. In December 2019, the Priority Share was repurchased by the Company and held in treasury as of January 1, 2020. In March 2020, the Priority Share was transferred to the Public Interest Foundation, a unitary non-commercial organization without membership established by the Company. As amended, the Priority Share gives the holder (other than the Company) the right to veto the accumulation of stakes in the Company in excess of 10% by a single entity, a group of related parties or parties acting in concert, as well as the right to make binding nominations of two of the 12 members of the Company’s Board of Directors. Transfer of the Priority Share requires the approval of the Board. The Priority Share is entitled to a normal pro rata dividend distribution.

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2021			December 31, 2022
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	574,887,317			574,887,317
Priority share	1			1
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			37,138,658
Class C ordinary shares	37,748,658			37,748,658
Issued and fully paid:	359,509,154	€6.8	282	362,050,945	€6.8	284
Priority share	1	—	—	1	—	—
Class A ordinary shares	323,800,479	3.2	154	326,342,270	3.2	156
Class B ordinary shares	35,698,674	3.6	128	35,698,674	3.6	128
Class C ordinary shares	10,000	—	—	10,000	—	—

Class C shares held in treasury were not disclosed as such due to the technical nature of this class of shares.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

For the year ended December 31, 2021, the Company repurchased 1,226,355 Class A shares at an average price $78.39 per share for a total amount of RUB 6,960.

During the year ended December 31, 2022 there were no repurchases of the Company’s Class A shares.

On June 29, 2020 the Company completed a public offering and listing of 8,121,827 Class A shares on the NASDAQ Global Select Market (“SPO”). Goldman Sachs & Co. LLC (“underwriter”) was the sole underwriter of the offering. Prior to the closing, the underwriter exercised in full its option to purchase an additional 1,218,274 Class A shares, and accordingly the Company issued an aggregate of 9,340,101 Class A shares at an offering price of $49.25 per share in the public offering, for gross proceeds of $460.0 (RUB 31,799 at the exchange rate as of the offering date).

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

The Company issued a total of 2,541,791 new Class A ordinary shares in September 2022 and October 2022 as a partial settlement of its obligations under the share consideration portion of the purchase agreements relating to the Notes (Note 13).

15. SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees of the Group pursuant to its 2016 Equity Incentive Plan (the “2016 Plan”).

The 2016 Plan was approved at the 2016 annual general meeting of shareholders on May 27, 2016 and replaced the Fourth Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan"). However, there remain unexercised grants under the 2007 Plan.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

A share option issued under the 2016 Plan entitles the holder to purchase an ordinary share at a specified exercise price. RSUs awarded under the Plan entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. The Company also granted performance share unit (“PSU”) awards under the 2016 Plan, which entitle the recipient to receive a number of Class A shares at no cost based on the satisfaction of both time-based and performance-based criteria. The performance criteria in respect of the PSU awards are the total shareholder return of Yandex Class A shares compared with the total shareholder return of the companies in the Nasdaq 100 index over the applicable measurement period, and the PSU awards entitle the participant to earn up to 250% of the target number of PSUs granted, based on such performance. The holders of RSUs and PSUs have no rights to dividends or dividend equivalents. The 2016 Plan provides for the issuance of Share-Based Awards to employees, officers, advisors and consultants of the Group and members of the Board of the Company to acquire ordinary shares representing in the aggregate a maximum of 20% of the issued share capital of the Company.

Under the 2016 Plan, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the 2016 Plan, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs and PSUs, the closing price per Class A share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of share options, the average closing price per Class A share (as adjusted to account for the ratio of Class A shares to such depositary shares, if necessary) on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the 2016 Plan generally vest over a four-year period. RSUs generally vest with one-sixteenth vesting each quarter. Each one-third of the total number of PSUs shall vest on the second, third and fourth anniversary of the vesting start date or 100% of PSUs vest on the third anniversary of the vesting start date. The maximum term of a Share-Based Award granted under the 2016 Plan may not exceed ten years. The 2016 Plan expires at midnight on May 27, 2026. After its expiration, no further grants can be made under the 2016 Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

The Group estimates the fair value of share options using the BSM pricing model. The assumptions used in the BSM pricing model for grants made under the 2016 Plan in the year ended December 31, 2021 were as follows:

2021
Dividend yield	—
Company's expected annual volatility	42.1%
Risk-free interest rate	1.28%
Expected life of the awards (years)	7.24

No share options grants were made for the years ended December 31, 2020 and 2022.

The Group estimates the fair value of synthetic options, business unit equity awards and PSUs using the Monte-Carlo or BSM pricing models. The assumptions used in the Monte-Carlo and BSM pricing models for grants made in the years ended December 31, 2021 and 2022 were as follows:

	2021	2022
Dividend yield	—	—
Business unit’s expected annual volatility	30.2 - 78.5%	30.9 - 75.2%
Company’s expected annual volatility	39.0 - 42.0%	47.0 - 51.4%
Risk-free interest rate	0.29 - 1.00%	1.54 - 8.83%

The Group used the following assumptions in the BSM and Monte-Carlo pricing models when valuing its

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Share-Based Awards:

●	Expected volatility. For share options and PSUs grants, the Group used historical volatility of the Company’s own shares. For synthetic options and business unit equity awards grants, the Group calculated the estimated volatility rates based on the volatilities of common stock of comparable companies in business units’ industries.
●	Expected term. For BSM pricing model calculation the expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Group over the expected life of the award as a percentage of the share price at the grant date. The Group did not declare any dividends with respect to 2020, 2021 or 2022. Because optionees were generally compensated for dividends and the Group has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its pricing models for awards granted in the years ended December 31, 2021 and 2022.
●	Risk-free interest rate. The Group used the risk-free interest rates based on the U.S. Treasury yield curve or the Russian government bond zero coupon yield curve in effect at the grant date.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Restricted Share Units (“RSUs”)	11,312	15,651	17,576	249.9
Synthetic Options and Business Unit Equity Awards	1,743	1,925	5,396	76.7
Share options	378	493	395	5.6
Performance Share Units (“PSUs”)	—	1,277	307	4.4
RSUs in respect of the Self-Driving Group	—	1,280	304	4.3
RSUs and Options in respect of MLU Group	2,295	203	—	—
Other	—	—	60	0.9
Total share‑based compensation expenses	15,728	20,829	24,038	341.8

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Yandex N.V. Equity Incentive Plan

The following table summarizes awards activity for the Company:

	Share options		SARs		RSUs		PSUs
		Weighted		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2021	2,895,300	$44.32	75,000	$32.85	15,637,141	—	432,278	—
Granted	—	—	—	—	1,405,026	—	62,046	—
Exercised	—	—	—	—	(244,287)	—	—	—
Forfeited	—	—	—	—	(1,250,103)	—	(83,907)	—
Cancelled	—	—	—	—	(3,608,057)	—	(238,438)	—
Outstanding as of December 31, 2022	2,895,300	$44.32	75,000	$32.85	11,939,720	—	171,979	—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2022:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$36.62	Option	1,068,554	6.59	$—	734,631	6.59	$—
$40.00	Option	1,176,746	5.13	—	1,176,746	5.13	—
$64.79	Option	650,000	8.39	—	260,000	8.39	—
Total Share options		2,895,300	6.40	—	2,171,377	6.01	—
$32.85	SARs	75,000	0.56	—	75,000	0.56	—
Total SARs		75,000	0.56	—	75,000	0.56	—
Total RSUs	RSU	11,939,720	7.11	308.3	6,214,171	6.14	160.4
Total PSUs	PSU	171,979	8.32	4.4	—	—	—
Total Share options, SARs, RSUs and PSUs		15,081,999	6.95	$312.7	8,460,548	6.06	$160.4

The following table summarizes information about non-vested share awards:

	Share options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2021	983,708	$21.75	10,217,045	$56.80	432,278	$103.85
Granted	—	—	1,405,026	19.45	62,046	57.53
Vested	(259,785)	21.22	(1,156,353)	41.98	—	—
Forfeited	—	—	(1,250,103)	57.26	(83,907)	97.25
Cancelled	—	—	(3,490,066)	50.32	(238,438)	98.69
Non-vested as of December 31, 2022	723,923	$21.94	5,725,549	$54.47	171,979	$97.51

As of December 31, 2022, there was RUB 20,820 ($296.0) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.33 years.

In March 2022, the Company offered to all holders of Yandex N.V. RSUs an opportunity to exchange the portion of outstanding awards that would otherwise have vested between February 28, 2022 and the end of 2022 in

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

exchange for cash bonuses. Equity awards in respect of an aggregate of approximately 3.3 million RSUs were exchanged. The replacement cash payments are paid in accordance with the original 2022 vesting schedules of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 3,277 ($46.6), excluding tax effect.

Synthetic Options Equity Incentive Plans and Business Unit Equity Awards

The Company has granted share-based awards to the employees of several business units, comprised of synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. Generally, 25% of the Synthetic Options vest after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following three years.

The Company also granted equity incentive awards under the 2016 Plan to the senior employees of certain of the business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”). The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares.

The following table summarizes awards activity for the Group:

	Synthetic Options			Business Units Equity Awards
			Weighted			Weighted
			average exercise			average exercise
	Quantity		price per share	Quantity		price per share
Outstanding as of December 31, 2021	2,092,061	RUB	1,178.9	2,092,397	RUB	883.6
Granted	549,570		6,109.1	1,263,772		2,115.4
Exercised	(283,405)		1,505.5	(592,115)		912.5
Forfeited	(419,335)		2,812.4	(71,000)		1,861.8
Cancelled	(98,044)		2,182.2	(466,595)		1,970.4
Outstanding as of December 31, 2022	1,840,847	RUB	2,174.9	2,226,459	RUB	1,316.2

The following table summarizes information about outstanding and exercisable awards as of December 31, 2022:

	Awards Outstanding		Awards Exercisable
		Average		Average
		Remaining		Remaining
	Number	Contractual	Number	Contractual
	outstanding	Life (in years)	exercisable	Life (in years)
Total Synthetic Options	1,840,847	8.63	673,432	8.14
Total Business Units Equity Awards	2,226,459	7.02	1,402,491	5.83

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non-vested share awards:

	Synthetic Options			Business Units Equity Awards
			Weighted			Weighted
			Average Grant			Average Grant
	Quantity		Date Fair Value	Quantity		Date Fair Value
Non-vested as of December 31, 2021	1,632,259	RUB	4,008.5	319,125	RUB	1,613.1
Granted	549,570		5,605.7	1,263,772		2,369.9
Vested	(497,035)		3,924.8	(275,521)		2,062.8
Forfeited	(419,335)		4,389.4	(71,000)		1,426.0
Cancelled	(98,044)		4,201.6	(412,408)		2,412.1
Non-vested as of December 31, 2022	1,167,415	RUB	4,643.0	823,968	RUB	2,239.7

As of December 31, 2022, there was RUB 6,530 ($92.8) of unamortized share-based compensation expense related to unvested Synthetic Options and Business Units Equity Awards which are expected to be recognized over a weighted average period of 2.82 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Group (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes SDG RSUs awards activity for the Group:

	SDG RSUs
		Weighted
		average exercise
	Quantity	price per share
Outstanding as of December 31, 2021	2,249,613	$—
Forfeited	(82,779)
Cancelled	(63,301)	—
Outstanding as of December 31, 2022	2,103,533	$—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2022:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
	award	outstanding	Life (in years)	exercisable	Life (in years)
Total SDG RSUs	RSU	2,103,533	8.16	1,483,910	8.13

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non-vested share awards:

SDG RSUs
Quantity
Non-vested as of December 31, 2021	1,062,729
Vested	(360,327)
Forfeited	(82,779)
Non-vested as of December 31, 2022	619,623

As of December 31, 2022, the unamortized share based compensation expense related to SDG B.V. RSUs is expected to be recognized over a weighted average period of 2.07 years.

16. INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group has determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Group’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen (until disposal on September 12, 2022), Yandex Cloud, Yandex Education, Devices, FinTech, RouteQ and number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, as well as unallocated corporate expenses, are combined into a final category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting 2022, the Group introduced the following changes to its reporting segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2021, in order to better reflect operational structure of the businesses:

●	the Group transferred Ride-hailing, Yandex Drive, FoodTech, Yandex Delivery (Logistics) and Yandex Market reportable segments to a new reportable segment called E-commerce, Mobility and Delivery. The new segment also includes results of Yandex Uslugi (“Services”), that was previously presented within Other Business Units and Initiatives category, and results of Yandex Fuel, a contactless payment service at gas stations, that were transferred from the Search and Portal segment;
●	the Group transferred our data labeling AI solution that enables clients to generate machine learning data at scale, and RouteQ, a cloud platform using traffic forecasts to optimize last mile delivery (formerly known as Yandex Routing), from the Search and Portal segment to the Other Business Units and Initiatives segment;
●	Yandex Travel, a travel aggregator service, was separated from the Search and Portal segment and moved to the Classifieds segment; and
●	the Group renamed the Media Services segment to the Plus and Entertainment Services segment, which better reflects the nature of the included businesses.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	the Search and Portal segment includes Search, Geo, Yandex 360, Weather, News (through disposal on September 12, 2022), Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

●	the E-commerce, Mobility and Delivery segment includes the Group’s transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, the car-sharing business for both B2C and B2B and Scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, a multi-category e-commerce marketplace, Yandex Lavka Russia, a hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (since the completion of the Delivery Club acquisition on September 8, 2022); and (iii) other O2O businesses, including Yandex Delivery, a last-mile logistics solution for individuals, enterprises and SMB (small and medium business); Yandex Eats and Delivery Club Food Delivery, ready-to-eat delivery services from restaurants; Lavka Israel, the hyperlocal convenience store delivery service; and Yandex Fuel, a contactless payment service at gas stations and several smaller experiments;
●	the Plus and Entertainment Services segment includes the subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and the production center Yandex Studio; and
●	the Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The CODM evaluates segment performance and allocates resources based on revenues and segment adjusted EBITDA. Segment adjusted EBITDA is defined as net income/(loss) before income tax expense, interest income, interest expense, other income/(loss), depreciation and amortization, certain share-based compensation expense, and income/(loss) from equity method investments. In addition to these adjustments, the Group excludes, when they occur, the impacts of business combination-related effects (such as the effect of the News and Zen deconsolidation and effect of Yandex Market consolidation), compensation expenses related to contingent consideration payable in connection with business combinations, one-off expenses related to restructuring of the corporate governance, impairment of goodwill and other intangible assets and gain on restructuring of convertible debt. The CODM does not use assets and capital expenditures by segment to evaluate performance or allocate resources. Therefore, the Group does not disclose assets and capital expenditures by segment.

In the third quarter of 2022, the Group introduced changes to the calculation of the adjusted EBITDA, the operating segments’ measure of profit and loss. Such changes were applied prospectively to the presentation of segment financial results:

●	to obtain a clearer picture of segment operating performance, the Group has segregated certain corporate expenses from its operating segments’ adjusted EBITDA. These corporate expenses include administrative costs, such as finance and legal, as well as other expenses not directly attributable to the segments. Corporate expenses are presented within the Other Business Units and Initiatives category. In the past, the prevailing part of these expenses had been included in the adjusted EBITDA of the Search and Portal segment. If the segregation of corporate expenses had occurred on January 1, 2022, the profitability (adjusted EBITDA divided by revenues) of the Search and Portal segment would have been 2.8 percentage points higher for the year ended December 31, 2022; and
●	due to settlement of the RSU equity awards of the Group’s employees in cash in relation to 2022 and 2023, the relevant share-based compensation expense is included in calculation of the adjusted EBITDA (Notes 15 and 20).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The table below presents information about reported segments’ revenues and adjusted EBITDA:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Search and Portal:
Revenues	123,846	162,715	224,669	3,194.2
Adjusted EBITDA	61,095	80,735	116,877	1,661.7
E-commerce, Mobility and Delivery:
Revenues	82,796	166,459	260,787	3,707.7
Adjusted EBITDA	(1,516)	(30,167)	(19,058)	(271.0)
Plus and Entertainment:
Revenues	7,808	18,408	31,782	451.9
Adjusted EBITDA	(3,736)	(6,464)	(7,849)	(111.6)
Classifieds:
Revenues	6,301	9,217	12,287	174.7
Adjusted EBITDA	907	1,864	1,111	15.8
Other Business Units and Initiatives:
Revenues	11,264	24,432	45,248	643.3
Adjusted EBITDA	(7,687)	(14,171)	(26,806)	(381.1)
Total segment revenues:	232,015	381,231	574,773	8,171.8
Total segment adjusted EBITDA:	49,063	31,797	64,275	913.8
Eliminations:
Revenues	(13,671)	(25,060)	(53,074)	(754.7)
Adjusted EBITDA	285	346	(135)	(1.9)
Total:
Revenues from external customers	218,344	356,171	521,699	7,417.1
Adjusted EBITDA	49,348	32,143	64,140	911.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense is as follows:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Total adjusted EBITDA	49,348	32,143	64,140	911.9
Less: depreciation and amortization	(17,687)	(24,111)	(30,874)	(438.9)
Less: certain share-based compensation expense	(15,728)	(20,829)	(17,317)	(246.2)
Less: one-off restructuring and other expenses	(262)	(9)	—	—
Less: compensation expense/(reversal of expense) related to contingent consideration	—	(471)	27	0.4
Add: gain on restructuring of convertible debt	—	—	9,305	132.3
Add: effect of the News and Zen deconsolidation	—	—	38,051	541.0
Add: interest income	3,869	4,615	4,723	67.1
Less: interest expense	(2,373)	(3,711)	(3,396)	(48.3)
Less: loss/(income) from equity method investments	(2,175)	6,367	(929)	(13.2)
Add: other income/(loss), net	2,321	(1,217)	9,359	133.1
Less: impairment of goodwill and other intangible assets	—	—	(2,740)	(39.0)
Add: effect of Yandex Market consolidation	19,230	—	—	—
Income/(loss) before income tax expense	36,543	(7,223)	70,349	1,000.2

Revenues disaggregated by geography, based on the billing address of the customer, consisted of the following:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Revenues:
Russia	204,205	334,406	495,142	7,039.5
Rest of the world	14,139	21,765	26,557	377.6
Total revenues	218,344	356,171	521,699	7,417.1

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2020	2021	2022	2022
	RUB	RUB	RUB	$
Long-lived assets:
Russia	208,514	279,934	339,570	4,827.7
Rest of the world	9,999	11,907	13,971	198.6
Total long-lived assets	218,513	291,841	353,541	5,026.3

17. RELATED-PARTY TRANSACTIONS

The Group held a noncontrolling interest and exercised significant influence over the Yandex.Money business from July 4, 2013 until July 23, 2020, the date of completion of the sale of the Group’s equity interest. The Group considered payment processing services received from Yandex.Money and other services provided to Yandex.Money until July 23, 2020 as transactions with a related party. For the period from January 1, 2020 until July 23, 2020, the amount of revenues from subleasing and other services was RUB 22, the amount of fees for online payment commissions was RUB 314, and the amount of outsource services was RUB 86. The Group believes that the terms of the agreements with Yandex.Money were comparable to the terms obtained in arm’s-length transactions with unrelated similarly situated customers and suppliers of the Group.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group held a noncontrolling interest and exercised significant influence over the Yandex Market business during the period from April 28, 2018 to July 23, 2020. On July 23, 2020, the Group purchased the equity interest in Yandex Market held by its partner and obtained control over the business (Note 3). Before the completion of the deal, the Group considered advertising, sublease and other services provided to Yandex Market and traffic and content acquisition expenses incurred from Yandex Market as transactions with related parties. For the period from January 1, 2020 until July 23, 2020, the amount of revenues from advertising services was RUB 290, the amount of revenues from subleasing and other services was RUB 1,141, and the amount of outsource services was RUB 8.

In 2021, the Group obtained a noncontrolling interest and exercised significant influence over ClickHouse, Inc. (Note 4). The Group considered technical support services received from ClickHouse, Inc. in the amount of RUB 22 and RUB 42 ($0.6) for the years ended December 31, 2021 and 2022, respectively, as transactions with related party. As of December 31, 2022, ClickHouse Inc. has ceased to be a related party of the Group as a result of the loss of significant influence by the Group (Note 4). As of December 31, 2021, the amount of prepaid expenses and other current assets from ClickHouse, Inc. was RUB 51.

As of December 31, 2021 and 2022, the amount of loans granted to certain senior employees was RUB 329 and RUB 38 ($0.5), respectively (Note 4). The loans bear interest rates up to 3% per annum and mature in 2023-2032 as of December 31, 2022.

18. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the first quarter of 2021, the Group corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The cumulative effect of a correction together with other immaterial discrepancies identified as of December 31, 2020 amounted to RUB 1,199 ($16.2 at the exchange rate as of December 31, 2020). The Group evaluated the materiality of the impact on the financial statements quantitatively and qualitatively and concluded it was not material to any of the affected prior periods. Consolidated revenues were not affected. Therefore, the Group revised its previously issued consolidated financial statements for the year ended December 31, 2020.

The following table presents the impact of corrections on the consolidated additional paid-in capital, the consolidated accumulated other comprehensive income and the consolidated retained earnings as of December 31, 2020:

	As of December 31, 2020
	As previously reported	Reclassifications	As revised
	RUB	RUB	RUB
Additional paid-in capital	160,762	95	160,857
Accumulated other comprehensive income	17,976	(53)	17,923
Retained earnings	146,988	(1,199)	145,789

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table presents the impact of corrections on affected consolidated statements of operations line items for the year ended December 31, 2020:

	Year ended December 31, 2020
	As previously reported	Adjustment	As revised
Selected Statements of Operations Data:	RUB	RUB	RUB
Sales, general and administrative	62,335	578	62,913
Total operating costs and expenses	202,095	578	202,673
Income from operations	16,249	(578)	15,671
Other income/(loss), net	2,404	(83)	2,321
Income before income taxes	37,204	(661)	36,543
Income tax expense	13,055	138	13,193
Net income	24,149	(799)	23,350
Net income attributable to Yandex N.V.	25,512	(799)	24,713
Net income per Class A and Class B share:
Basic	74.87	(2.35)	72.52
Diluted	72.03	(2.26)	69.77

The following table presents the impact of corrections on affected consolidated statements of comprehensive income/(loss) line items for the year ended December 31, 2020:

	Year ended December 31, 2020
	As previously reported	Adjustment	As revised
Selected Statements of Comprehensive Income/(loss) Data:	RUB	RUB	RUB
Net income	24,149	(799)	23,350
Foreign currency translation adjustment	13,676	(60)	13,616
Total other comprehensive income/(loss)	14,569	(60)	14,509
Total comprehensive income	38,718	(859)	37,859
Total comprehensive income attributable to Yandex N.V.	38,647	(859)	37,788

The following table presents the impact of corrections on affected сonsolidated statement of cash flows line items for the year ended December 31, 2020:

	Year ended December 31, 2020
	As previously reported	Adjustment	As revised
Selected Statements of Cash Flows Data:	RUB	RUB	RUB
Net income	24,149	(799)	23,350
Deferred income tax (benefit)/expense	685	(19)	666
Foreign exchange (gains)/losses	(2,835)	83	(2,752)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts payable, accrued and other liabilities and non-income taxes payable	(3,674)	735	(2,939)
Net cash from operating activities	32,604	—	32,604

The impacts of the revisions have been reflected throughout the accompanying consolidated financial statements, including the applicable notes, as appropriate.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

As a consequence of capital control and protection measures first introduced by the Russian Government in February/March 2022, the Group’s subsidiaries are temporarily restricted from remitting funds outside Russia, including the parent company, in the form of cash dividends or loans as a result of a variety of regulations and local statutory requirements.

Regulation S-X requires that condensed financial information of the parent company is presented when the restricted net assets of consolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as of December 31, 2022.

As of December 31, 2021 and 2022 there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the parent company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

Condensed balance sheets of Yandex N.V.

	As of December 31,
	2021	2022	2022
	RUB	RUB	$
ASSETS
Cash and cash equivalents	21,228	8,860	126.0
Other current assets	4,744	459	6.5
Total current assets	25,972	9,319	132.5
Equity method investments	9,053	1,377	19.6
Investments in non-marketable equity securities	789	6,483	92.2
Investments in consolidated subsidiaries	310,120	300,730	4,275.5
Other non-current assets	51	49	0.7
Total non-current assets	320,013	308,639	4,388.0
TOTAL ASSETS	345,985	317,958	4,520.5
LIABILITIES AND EQUITY
Total liabilities	87,809	1,650	23.5
Equity	258,176	316,308	4,497.0
TOTAL LIABILITIES AND EQUITY	345,985	317,958	4,520.5

Condensed statements of operations of Yandex N.V.

	Year ended December 31,
	2021	2022	2022
	RUB	RUB	$
Loss from operations	(1,374)	(996)	(14.1)
Gain on restructuring of convertible debt	—	9,305	132.3
Other income	4,572	9,284	132.0
Share in result of consolidated subsidiaries after tax	(18,029)	22,368	318.0
Income/(loss) before income taxes	(14,831)	39,961	568.2
Provision for income taxes	162	(496)	(7.1)
Net income/(loss)	(14,669)	39,465	561.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Condensed statements of comprehensive income/(loss) of Yandex N.V.

	Year ended December 31,
	2021	2022	2022
	RUB	RUB	$
Net income/(loss)	(14,669)	39,465	561.1
Foreign currency translation adjustment, net of tax of nil	(1,730)	8,065	114.7
Total other comprehensive income/(loss)	(1,730)	8,065	114.7
Comprehensive income/(loss) attributable to Yandex N.V.	(16,399)	47,530	675.8

Condensed statements of cash flows of Yandex N.V.

	Year ended December 31,
	2021	2022	2022
	RUB	RUB	$
Net cash (used in)/provided by operating activities	(11,067)	45,965	653.5
Investments in non-marketable equity securities	(3,018)	—	—
Proceeds from investments in non-marketable equity securities	944	21	0.3
Investments in marketable equity securities	(10,604)	—	—
Proceeds from sale of marketable equity securities	6,163	5,859	83.3
Investments in term deposits	(78,223)	—	—
Maturities of term deposits	132,849	—	—
Other investing activities	9,949	—	—
Net cash provided by investing activities	58,060	5,880	83.6
Repayment of debt	—	(46,310)	(658.4)
Purchase of non-redeemable noncontrolling interests	(73,077)	—	—
Repurchases of ordinary shares	(6,966)	—	—
Proceeds from exercise of share options	1,153	—	—
Other financing activities	(1,662)	(1,390)	(19.8)
Net cash used in financing activities	(80,552)	(47,700)	(678.2)
Effect of exchange rate changes on cash and cash equivalents	473	(16,513)	(234.7)
Net change in cash and cash equivalents	(33,086)	(12,368)	(175.8)
Cash and cash equivalents, beginning of period	54,314	21,228	301.8
Cash and cash equivalents, end of period	21,228	8,860	126.0

20. SUBSEQUENT EVENTS

Notification of Anticipated Delisting from NASDAQ

On March 15, 2023, the Group received a written notice (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of NASDAQ indicating that the Staff has determined to delist the Company’s securities from the NASDAQ Global Select Market, unless the company appeals to a NASDAQ Hearings Panel (the “Panel”). On March 21, 2023 the Group submitted a request for a hearing before the Panel to appeal the Staff’s determination. Pursuant to NASDAQ’s Listing Rules, a hearing will be held, to the extent practicable, within 45 days of such request. In the meantime, the delisting will be stayed, while the trading halt that was implemented on February 28, 2022, will remain in effect. There can be no assurance that the Panel will grant the Group’s request for continued listing. The Notice does not affect the Group’s operations, financial position, or ability to meet its financial obligations.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Loan agreement

In February 2023, the Group signed a loan agreement and received the proceeds from the loan in the amount of RUB 34,000 during February to April 2023, which will be used to finance the Group's operating activities.

Modification of equity awards

In January 2023, the Company modified the terms of Yandex N.V. RSU awards and extended the program into 2023 to provide an opportunity of all holders of RSUs to exchange the portion of outstanding awards that would otherwise have vested in 2023 for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged. The replacement cash payments are payable in accordance with the original 2023 vesting schedules of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 6,484, excluding tax effect, which is expected to be recognized during the year ending December 31, 2023.

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

Amendment Deed to Contribution Agreement dated January 31, 2018 among MLU B.V., Yandex N.V., Stichting Yandex Equity Incentive and Uber International C.V. (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on March 27, 2018)

4.3

Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.4

Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-173766) filed with the Securities and Exchange Commission on April 28, 2011)

4.5*

Deed of Trust dated as of March 3, 2020 between the Yandex N.V. and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on August 5, 2020)

4.6*

Framework Agreement dated as of 29 August 2021 among Yandex N.V., Uber Technologies, Inc., and others (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 20, 2022)

8.1†		Principal Subsidiaries
12.1†		Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†		Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	†	Consent of Joint-Stock Company “Technologies of Trust – Audit”, Independent Registered Public Accounting Firm
15.2	†	Consent of JSC “Kept”, Independent Registered Public Accounting Firm
101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2021 and 2022, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2020, 2021 and 2022, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2020, 2021 and 2022, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2021 and 2022, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2020, 2021 and 2022, and (vi) Notes to Consolidated Financial Statements

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

YANDEX N.V.
By:	/s/ JOHN BOYNTON

	Name:	John Boynton
	Title:	Chairman of the Board of Directors

Date: April 20, 2023