Form 20-F
period 2023-12-31
Yandex N.V.
filed 2024-04-26
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Schiphol Boulevard 165

Schiphol 1118 BG, The Netherlands

Telephone: +31 20-206-6970

Facsimile: +31 20-446-6372

Email: askir@y-nv.com

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) In addition, we had 558,663 Class A shares held in treasury and nil Class C shares issued and fully paid as of December 31, 2023. Our Class C shares are issued from time to time solely for technical purposes, to facilitate the conversion of our Class B shares into Class A shares. They are held by a Conversion Foundation managed by members of our Board of Directors. For the limited period of time during which any Class C shares are outstanding, they will be voted in the same proportion as votes cast by holders of our Class A and Class B shares, so as not to influence the outcome of any vote.

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

This Annual Report includes market data reported by Yandex Radar (December 2023), data.ai (January 2024), Growth from Knowledge (GfK) (January 2024), the Russian Federal State Statistics Service (Rosstat) (February 2024) and the Bank of Russia (March 2024).

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report may include statements about:

●	the impact of macroeconomic developments and the current geopolitical crisis, including international sanctions and export controls, currency volatility, currency controls, increased interest and inflation rates and restrictions in the public trading of certain stocks;
●	the impact of the extensive changes to our group as part of our reorganization and the pending sale of all of the group’s business in Russia and certain international markets;
●	the expected dynamics of the business markets in the countries in which we currently operate;
●	competition in the internet search, ride-hailing and other markets in the countries in which we currently operate;
●	our anticipated growth, budgeting and investment strategies;
●	our future business development, results of operations and financial condition, including that of our retained businesses as well as those businesses to be divested as part of our sale transaction;
●	expected changes in our margins and certain cost or expense items in absolute terms or as a percentage of our revenues;
●	our ability to attract and retain users, advertisers and partners; and
●	future supply and demand dynamics.

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

INTRODUCTION AND EXPLANATORY NOTE

The Yandex group is in the midst of the most fundamental changes since the founding of our business more than 25 years ago. Over the past two years, the war in Ukraine and the resulting geopolitical tensions have created exceptional challenges for our group and our team, and we are pleased that we are now implementing steps to address these circumstances.

On February 5, 2024, we announced our definitive agreement with a purchaser consortium to sell all of the group’s businesses in Russia and certain international markets (the “Target”). We were pleased that our shareholders, including our Class A shareholders, approved this proposal in early March. This transaction (the “Sale”) will be implemented in two closings.

We expect that the first closing will occur in the coming weeks. At this closing, Yandex N.V. will sell up to 68% of the Target for total consideration consisting of RUB 230 billion in cash, paid in Chinese Yuan outside Russia, and up to 68 million Class A shares of Yandex N.V. In addition, an amendment of our articles of association that was approved by our shareholders in March will become effective at the first closing. This amendment will significantly simplify our corporate governance and capital structure – in particular, by eliminating the “priority share” previously held by the Public Interest Foundation, as well as the related rights of that Foundation to appoint two members of our board. Further, four Russian members of our Board will resign with effect from that closing. Following the first closing, the members of our Board of Directors will be John Boynton (Chairman), Rogier Rijnja and Charles Ryan.

We expect the second and final closing to occur within seven weeks after the first closing, at which time we will sell our remaining interest in the Target. The consideration at the second closing will be paid in a combination of up to 108 million Class A shares of Yandex N.V., with the balance (if any) to be paid in up to RUB 135 billion in cash, to be paid in Chinese Yuan outside Russia. Following the second closing, Yandex N.V. will have no interest in the Russian businesses.

The number of Class A shares outstanding will be reduced by the number of shares that we receive as partial consideration in the Sale at each of the first and second closing. Following the first closing, we expect that the number of Class A shares outstanding will be approximately 294 million. The Class A shares received as consideration will be held in treasury, pending use under our equity incentive plans and for further financing purposes.

As we work towards the completion of this transaction, we are continuing our preparations for the future of the retained group. We expect to provide updates regarding the new senior management team and their strategy for the retained business in the coming months, and to nominate additional members of the Board in due course. We also expect to introduce a new brand for the retained group, and to ask shareholders to approve a change in the legal name of our company. The Yandex brand will continue to be used by the Target group being sold.

Trading in our Class A shares currently remains halted on Nasdaq. Although we can provide no assurance, we are hopeful that trading may resume following the successful completion of the divestment. We will apply to terminate the listing of our Class A shares on the Moscow Exchange in the coming weeks, which will become effective in connection with the second closing.

In this Annual Report we provide further detail on the Sale and the related risks. We also provide a full report on the year 2023, with respect to the group as a whole before giving effect to the Sale. We have presented separately the descriptions of our continuing operations and the Target businesses being sold. The Sale represents a material change to our company and our group. The Target accounted for more than 95% of the Yandex group’s consolidated revenues in 2023, and approximately 95% of the group’s consolidated assets and employees.

Following the Sale, the company will retain a portfolio of international businesses and other non-Russian assets. The core retained businesses are described in this Annual Report and include:

●	Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe;
●	Toloka AI, a data solutions partner for generative AI (“GenAI”) and Large Language Model (“LLM”) development;
●	Avride, one of the leading developers of self-driving technologies;

●	TripleTen, an EdTech service that equips people with in-demand tech skills;
●	a cutting-edge data center located in Finland; and
●	minority investments in other technology businesses.

The Sale is the result of an extensive strategic process designed to ensure our group’s sustainable development and the success of all of our businesses over the longer term. We look forward to providing updates to shareholders on the development of the retained group in the coming months.

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

PART I.

Item 3. Key Information.

Exchange Rate Information

During 2023, the primary operations of Yandex N.V. group were conducted in Russia and the majority of the group’s revenues were denominated in Russian rubles. We have presented our most recent annual results of operations in U.S. dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 89.6883 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2023. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. Following completion of the Sale, we expect to report our results in U.S. dollars.

Risk Factors

Investing in our Class A shares involves a high degree of risk. The risks and uncertainties described below and elsewhere in this Annual Report, including in the section headed “Operating and Financial Review and Prospects”, could materially adversely affect our company, our continuing businesses and the operations to be divested. These are not the only risks that we face; additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of these risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our Class A shares could decline.

Below we first describe the risks related to the divestment of our operations in Russia and certain international markets. As described above under “Introduction – Explanatory Note”, we expect that the first closing of this divestment will occur in the coming weeks. We then describe the risks related to our continuing operations following the divestment. Finally, we describe the risks related to the businesses we are divesting.

Summary of Risk Factors

Risks Relating to the Sale

●	We can provide no assurance that the Sale will be completed.
●	Even if the first closing occurs, we can provide no assurance that the second closing will occur.
●	The purchaser may be unable to satisfy its obligation to pay cash consideration at the first and/or second closing.
●	If we are not able to complete the proposed Sale, it is possible that steps could be taken pursuant to existing or new Russian legislation that could materially adversely affect our group and some or all of our shareholders.
●	If we are not able to complete the proposed Sale in a timely manner, the future prospects of our company and the retained businesses could be materially and adversely affected.
●	We will continue to be subject to general business uncertainties and contractual restrictions while the proposed Sale is pending completion, which could adversely affect our existing business and operations.
●	Laws or regulations may be adopted in our core market that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company.

Risks Related to Our Continuing Operations Following the Sale

●	The retained businesses, which have to date formed a part of the larger Yandex group, are at an early stage of development and have limited experience operating on a stand-alone basis.

●	The retained businesses will no longer have access to the intellectual property created by the group’s Russia-based businesses, and the retained businesses’ prospects and future success depend on their ability to develop new proprietary technology.
●	We have agreed to covenants in connection with the Sale that will impose restrictions on the retained businesses.
●	Our retained businesses may be adversely affected by the existing competition in the markets that we operate in, which could negatively impact on our business, financial condition and ability to develop internationally.
●	The retained businesses will continue to rely heavily on technological security measures to protect their services, software and products generally. If such security measures are breached or are insufficient, our businesses may suffer significant reputational damage as well as potential legal and financial exposure.
●	We may be subject to material claims under the share purchase agreement in connection with the Sale.
●	We may incur material tax liabilities in connection with the Sale, which would reduce the amount of net proceeds available for ultimate distribution to our shareholders.
●	The price of our Class A shares has been and may continue to be volatile.
●	The concentration of voting power with our principal shareholders limits the ability of our minority shareholders to influence corporate matters.
●	Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.
●	We rely on Nasdaq Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders differ from the rights of a shareholder of a domestic U.S. issuer.
●	We do not comply with all of the provisions of the Dutch Corporate Governance Code. This may affect the rights of our shareholders.
●	We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.
●	Any U.S. or other foreign judgments our shareholders may obtain against us may be difficult to enforce against us in the Netherlands.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Risks Related to the Businesses to be Divested

Risks Related to the Current Global Political, Regulatory and Economic Environment

●	The businesses to be divested may be materially adversely impacted by negative macroeconomic and geopolitical developments including various restrictions in Russia and in other countries in which they operate.

Risks Related to the Business and Industry in which the Group to be Divested Operates

●	The businesses to be divested rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which they operate.
●	The businesses to be divested face significant competition, which could negatively affect their business, financial condition and results of operations.
●	Our corporate culture has contributed to our success, and if the businesses to be divested cannot maintain the focus on teamwork and innovation fostered by this environment, their business, financial condition and results of operations would be adversely affected.
●	A systems failure, technical interference or human error could prevent the businesses to be divested from reliably delivering their services, which could lead to a loss of users and advertisers and damage their reputation and materially adversely affect their business, financial condition and results of operations.
●	The businesses to be divested may not be able to prevent others from unauthorized use of their intellectual property rights or become involved in intellectual property infringement claims, which may adversely affect their competitive position, business, financial condition and results of operations.

Additional Risks Related to Regulatory Matters

●	The businesses to be divested may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit their operational flexibility.

●	Regulations regarding the processing and retention of personal and other data may impose additional obligations on the businesses to be divested, limit their flexibility, or harm their reputation with users.
●	The competent authorities could determine that the businesses to be divested hold a dominant position in one or more markets and could impose limitations on their operational flexibility that may adversely affect their business, financial condition and results of operations.

Risks Related to Tax Matters

●	Changes in the tax systems in the countries in which we and the businesses to be divested operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our and their business, financial condition and results of operations.
●	Some of the counterparties of the businesses to be divested provide limited transparency in their operations, which could subject the businesses to be divested to greater scrutiny and potential claims from government authorities.

Detailed Overview of Risk Factors

Risks Relating to the Sale

We can provide no assurance that the Sale will be completed.

Although we have satisfied the conditions to the Sale, including receiving the required shareholder approvals, a number of mechanical steps must still be completed to move to the first closing, and then the second closing.

If any of these steps is not completed, we may be unable to consummate the Sale. In addition, several of the required regulatory approvals may entail political considerations unrelated to the commercial substance of the Sale. Further, we will need to obtain confirmation from our banks and the purchaser’s correspondent banks that they are able to receive and process the relevant cash consideration payments before the parties can proceed to closing. If these confirmations cannot be obtained, we would not be able to complete the Sale.

Our ability to complete the Sale will remain subject to the continuously evolving international and Russian political and regulatory environment. In particular, changes to Russian legislation or international sanctions could frustrate or block the consummation of the Sale on the agreed terms.

Even if the first closing occurs, we can provide no assurance that the second closing will occur.

Pursuant to the share purchase agreement in connection with the Sale, following the first closing, the purchaser will be obligated to acquire the remaining interest in the Target and to pay the remaining consideration at the second closing. Depending on the outcome of the offer for Class A shares by the purchaser, the purchaser will be obligated to pay some or all of the remaining consideration in cash.

Although we have negotiated contractual protections with a view to ensuring that the second closing occurs, we can provide no assurance in this regard. International or Russian legislative, regulatory or sanctions developments could prevent the parties from effecting the second closing. Moreover, in the event that the purchaser breaches its obligations to effect the second closing, we would have contractual rights to seek recourse but may be unable to obtain specific performance or other injunctive relief, and may not be able to obtain cash compensation in a sufficient amount or at all.

In the event that international sanctions are imposed on any parties involved in the Sale, including on our company, any of its subsidiaries, the purchaser, any of the underlying purchaser consortium members or any of their finance providers, or countermeasures are introduced in Russia that affect the Sale, we may be unable to proceed to second closing in a timely manner or at all. In addition, the second closing of the Sale will require the involvement of a number of international counterparties, including our banks. If any such parties are legally prohibited from acting in connection with the Sale, or decide for policy or other reasons not to act, we may be unable to make alternative arrangements, and the interests of our shareholders could be materially adversely affected.

The purchaser may be unable to satisfy its obligation to pay cash consideration at the first and/or second closing.

The members of the purchaser consortium are expected to fund the purchaser entity in advance of first and/or second closing with a combination of equity and debt financing in order to meet its cash consideration obligations. If one or more members of the purchaser consortium fails to provide its equity contribution to the purchaser, or if the purchaser’s lender fails to advance the anticipated debt financing, the purchaser may be unable to complete the Sale. We would have limited or no recourse in such circumstances.

If we are not able to complete the proposed Sale, it is possible that steps could be taken pursuant to existing or new Russian legislation that could materially adversely affect our group and some or all of our shareholders.

Actions have been taken in Russia with respect to the Russian operations of several multinational companies in the past two years, including Fortum, Uniper, Danone, Carlsberg and X5 Retail Group N.V. Given the significance of the Yandex operations in Russia and the increasing countermeasures by the Russian government against entities incorporated in “unfriendly” countries such as the Netherlands, it is possible that, in the event we are unable to complete the Sale, similar or other actions could be taken against the Yandex group. Any such actions could result in our loss of ownership or control over our businesses in Russia, which would materially adversely affect the interests of our Class A Shareholders (particularly those outside Russia).

If we are not able to complete the proposed Sale in a timely manner, the future prospects of our company and the retained businesses could be materially and adversely affected.

Our company and the retained businesses have historically been financed principally by the operating businesses in Russia. Due to regulatory restrictions, there are now significant limitations on the transfer of funds from Russia to parent companies incorporated in jurisdictions that are considered to be “unfriendly” by the Russian government. In the event that the Sale is not completed, it may be difficult or impossible to continue to finance the requirements of our company or the retained businesses from our broader group or to find alternative sources of financing, and there would be significant uncertainty regarding their ability to continue as a going concern.

In addition, if the Sale is not completed in a timely manner, we may face a number of other risks, including:

●	increasing constraints imposed by international sanctions;
●	potential loss of employees of the retained businesses;
●	challenges in attracting or retaining commercial partners;
●	further distraction of Board and management time, and additional expense, in seeking an alternative transaction; and
●	delisting of our Class A Shares from Nasdaq.

If the Sale is not completed, our Board will need to seek another opportunity or alternative transaction, however we can provide no assurance that we would be successful in doing so.

We will continue to be subject to general business uncertainties and contractual restrictions while the proposed Sale is pending completion, which could adversely affect our existing business and operations.

In connection with the proposed Sale, it is possible that some of our customers, suppliers and other persons with whom we currently or might potentially have a business relationship may delay or defer certain business decisions or seek to terminate, change or renegotiate their relationships with us as a result of the proposed Sale, which could negatively impact our existing revenue streams in respect of the businesses soon to be divested and our retained businesses.

In addition, the share purchase agreement in connection with the Sale includes customary restrictions on the conduct of business of the Target group prior to the first closing, which may affect the ability of the Target group to execute certain of its business strategies in the near term.

Laws or regulations may be adopted in our core market that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company.

A number of measures have been adopted or proposed in our core market that could adversely affect non-Russian shareholders, including laws related to required redomiciliation of businesses to Russia and termination of “control” by foreign parent companies over businesses in Russia. If we are required to take measures to change our corporate domicile, this would be complex or even impossible and may have adverse tax consequences for our company and our shareholders. Moreover, the rights of shareholders in Russian companies differ from the rights of shareholders of Dutch public limited companies. Many of our international shareholders may be unable to hold or, under current Russian law, trade in securities of a Russian entity.

Any such legislative requirements or other measures targeting non-Russian shareholders or offshore holding companies of Russian businesses could materially affect the rights of our shareholders.

Risks Related to Our Continuing Operations Following the Sale

The retained businesses, which have to date formed a part of the larger Yandex group, are at an early stage of development and have limited experience operating on a stand-alone basis.

The various Yandex businesses historically operated as an integrated group and ecosystem globally. In preparation for the Sale, we have undertaken significant steps to ensure the complete legal, technical and operational separation of the retained businesses from the Russia-based businesses, with a view to ensuring their ability to function on a stand-alone basis and without any connection to the Russian operations. Given the scale and complexity of these restructuring steps, and the limited experience of our company and the retained businesses operating as part of a smaller group, we may be required to take additional steps to implement the infrastructure required to operate on a stand-alone basis.

In addition, the retained businesses have historically benefited from our larger, profitable businesses in Russia. We have limited experience in managing and financing only early-stage businesses. Although we intend to retain a portion of the net cash proceeds of the Sale to finance the development of the retained businesses, these businesses are in their early stages and are therefore capital intensive. Although we believe that they have a material opportunity for revenue generation and growth in the future, we may need to seek additional equity or debt financing in the near to medium term. We can provide no assurance that we will be able to obtain such financing on acceptable terms or at all.

The retained businesses will no longer have access to the intellectual property created by the group’s Russia-based businesses, and the retained businesses’ prospects and future success depend on their ability to develop new proprietary technology.

The retained businesses have historically benefitted from access to the intellectual property developed and owned by the group’s Russia-based businesses. This intellectual property will remain with the businesses to be divested as part of the Sale and we will not receive any long-term licenses to any such intellectual property. Although the retained businesses will benefit from certain transitional licenses from businesses being divested for various fixed periods in 2024, we may incur significant expense and personnel time in developing new proprietary technology independently. Failure to develop such new proprietary technology could materially adversely affect our prospects and future success.

We have agreed to covenants in connection with the Sale that will impose restrictions on the retained businesses.

We have agreed to certain non-compete obligations for a period of five years following the first closing. Our company and its affiliates will be permitted to operate the retained businesses, including any development or natural evolution of the retained businesses, globally (other than in Russia and Belarus) at any time. However, during the five year non-compete period, we will not be permitted to engage in the principal businesses being divested in any territory worldwide. In addition, we have agreed that our company and the retained businesses will not solicit or hire employees of the Target group for a period of five years, subject to certain exceptions.

Although we do not anticipate that these obligations will impose any limits on the ability of the retained businesses to pursue their development plans as presently contemplated, it is possible that they may be required to forego potential opportunities that may arise in the future.

Our retained businesses may be adversely affected by the existing competition in the markets that we operate in, which could negatively impact on our business, financial condition and ability to develop internationally.

Our retained businesses operate in a highly competitive market which necessarily involves rapid commercial and technological advancements. If our competitors are able to develop their technologies more efficiently or faster than we are, we will need to increase our expenditure in order to fund further research, development and marketing, as necessary. We are not able to guarantee that our retained businesses will be able to compete with significant competition from new players and new technologies as well as the existing players in the international market. If we are not able to compete effectively with current and future players, our businesses’ ability to generate income and sustainably fund development will be negatively impacted.

The retained businesses will continue to rely heavily on technological security measures to protect their services, software and products generally. If such security measures are breached or are insufficient, our businesses may suffer significant reputational damage as well as potential legal and financial exposure.

Third parties have in the past attempted, and in the future may attempt, to interfere with our services. We rely on security measures to protect our customers’ and partners’ information, data and personal details as well as to safeguard the smooth operation of our services. If any targeted or random attacks successfully breach our security, interfere with or exploit any flaws in our services, or are able to restrict or prohibit our users from accessing our products and services, our partners and customers going forwards may lose confidence in our ability to safeguard their information or to provide reliable services. To the extent an actual or perceived attack on our services hinders our services and user experience, we may face significant reputational damage and we may be exposed to a risk that new businesses will not wish to partner with us, which in the early stages of our retained businesses’ lifecycles could be detrimental to their development.

Similarly, we cannot guarantee that our security measures will not be breached or left vulnerable due to employee error, malfeasance, system errors or other non-malicious circumstances. If we are not able to implement safeguards, training and sufficient protections against forms of cyber attacks or errors, we could be at risk of losing company information or private user data, exposing us to potential litigation, increased costs, potential liability and damage to reputation, ultimately negatively impacting our ability to generate revenues and develop internationally.

We may be subject to material claims under the share purchase agreement in connection with the Sale.

The share purchase agreement in connection with the Sale contains customary warranties, indemnities and covenants for a material divestment transaction. In the event that the purchaser were to bring successful claims under the share purchase agreement, we could incur significant liabilities. Such risk may be heightened given the limited visibility we have had in recent periods over the operations of businesses to be divested, as well as the geopolitical context in which the Sale is being consummated.

We may incur material tax liabilities in connection with the Sale, which would reduce the amount of net proceeds available for ultimate distribution to our shareholders.

A significant portion of the consideration for the Sale will be paid in the form of Yandex N.V. Class A shares to be delivered by the purchaser. The acquisition of such shares by our company in consideration for shares in the Target will be treated as a repurchase by our company of its own shares for Dutch tax purposes, which would be subject to withholding tax at a 15% rate. However, we anticipate that all or substantially all of the shares so acquired will qualify as “temporary investments”, given our intention and plan to use such shares for our employee equity incentive program and for further financing purposes. We can provide no assurance, however, that the Dutch tax authorities will ultimately agree with our assessment in this regard, in which case we may incur a significant Dutch withholding tax liability. We may also need to provide for a reserve in respect of such potential liability, which would reduce the amount of net proceeds available for ultimate distribution to our shareholders.

The price of our Class A shares has been and may continue to be volatile.

On the back of geopolitical tensions and macroeconomic events in Russia since the end of February 2022, the value of traded securities of companies with significant operations in Russia has been adversely affected, including our Class A shares. Trading in our Class A shares on Nasdaq has been subject to a trading halt since February 2022, and in March 2023 the Listing Qualifications Staff of Nasdaq notified us that it had determined that our securities would be delisted from the Nasdaq Stock Market as of March 24, 2023. We appealed such determination, and our appeal was granted, subject to conditions related to the Sale. The trading halt currently remains in place. Even if we successfully complete the Sale, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume on Nasdaq or over-the-counter.

Although trading in our Class A shares resumed on the Moscow Exchange in late March 2022 following a suspension, only a limited number of our shares are available for trading on that market at this time, and non-Russian investors from “non-friendly” countries are not permitted to trade. We will apply to terminate the listing of our Class A shares on the Moscow Exchange in the coming weeks, which will become effective in connection with the second closing.

If and when (if at all) our Class A shares resume trading on Nasdaq in the ordinary course, or commence trading over-the-counter, the trading price may be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. We are unable to predict the impact of the Sale on our share price if and when trading results in the ordinary course. Moreover, we will provide updates on the strategy and business plans for the retained businesses, as well as the potential return of capital to shareholders, in due course. As a consequence of these material factors, it may take time for the trading price of our Class A shares to reflect the intrinsic value of our group, and such trading price may experience volatility.

The concentration of voting power with our principal shareholders limits the ability of our minority shareholders to influence corporate matters.

Our Class B shares have ten votes per share and our Class A shares have one vote per share. As of March 31, 2024, our directors, employees, pre-IPO shareholders and the family trust described below together hold Class A and Class B shares carrying approximately 51% of the voting power of our ordinary shares.

Our founder, Arkady Volozh, is the settlor of a trust for the benefit of his family, which holds Class B shares representing a 45.1% voting and an 8.5% economic interest in our company as of March 31, 2024. Mr. Volozh was designated under sanctions in the European Union and Switzerland in June 2022; such designations were removed in March 2024. At the time of his designation, Mr. Volozh irrevocably undertook not to instruct the trustee as to how to vote such shares and, pursuant to the terms of the trust, the trustee would vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent members of the Board of Directors. We anticipate that, following the Sale, Mr. Volozh will again be able to provide voting instructions to the trustees in respect of such shares.

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

Our multiple class share structure may discourage others from initiating any potential merger, takeover or other change-of-control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

●	the staggered terms, of up to four years, of our directors, as a result of which only a minority of our board is subject to election in any one year;
●	a provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;

●	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board of Directors;
●	minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be very difficult for Class A shareholders to meet given our multiple class share structure; and
●	supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

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

We rely on Nasdaq Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders differ from the rights of a shareholder of a domestic U.S. issuer.

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

We do not comply with all of the provisions of the Dutch Corporate Governance Code. This may affect the rights of our shareholders.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the Nasdaq Global Select Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). The DCGC requires that companies either “comply or explain” any non-compliance and, in light of our compliance with Nasdaq requirements and as permitted by the DCGC, we have elected not to comply with all of the provisions of the DCGC. This may affect the rights of our shareholders who may not have the same level of protection as shareholders in a Dutch company that fully complies with the DCGC.

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2023 tax year, and do not expect to be a PFIC in the foreseeable future. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder.

Any U.S. or other foreign judgments our shareholders may obtain against us may be difficult to enforce against us the Netherlands.

We have only very limited operations in the United States, most of our assets are located outside of the United States, our company is incorporated in the Netherlands, and some of our directors and most of our senior management are located outside the United States. As a result, it may be difficult to serve process on us or persons within the United States. Although arbitration awards are generally enforceable in the Netherlands, you should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in the Netherlands. There is no mutual recognition treaty between the United States and the Netherlands, and no Dutch law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in the Netherlands.

The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The responsibilities of members of our Board of Directors under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of its duties, our Board of Directors is required by Dutch law to consider the interests of the company and its group, its shareholders, its employees and other stakeholders and not only those of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders.

In addition, the rights of our shareholders are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

Risks Related to the Business to be Divested

Once the first closing has taken place, we will continue to hold a minority interest in the Target and the Russian businesses before they are fully divested at the second closing. The Target accounted for more than 95% of the Yandex group’s consolidated revenues in 2023, and approximately 95% of the group’s consolidated assets and employees. Below we describe the risks that affect these businesses being divested.

Risks Related to the Current Global Political, Regulatory and Economic Environment

The businesses to be divested may be materially adversely impacted by negative macroeconomic and geopolitical developments including various restrictions in Russia and in other countries in which they operate.

The current geopolitical crisis and international and Russian actions in response have materially and adversely impacted the macroeconomic climate in Russia, resulting in significant currency rate volatility, the imposition of currency controls, significant fluctuations in interest rates and increased inflation, which may lead to a continued contraction in consumer spending. These factors, as well as the impact of sanctions or responses to sanctions on operations, could adversely affect the results of operations of the businesses to be divested.

For instance, the advertising revenues of the businesses to be divested may be adversely affected by an inability to gain access to advertising inventory, and by the possible reduction in advertising budgets of domestic businesses, as well as by intensifying competition with local players (including marketplaces). The e-commerce businesses to be divested may be adversely affected by a possible reduction of discretionary spending by consumers and further supply restrictions which may adversely affect the number and selection of goods available through Yandex Market and a reduction in associated advertising. The ride-hailing business to be divested may likewise suffer from a weaker macroeconomic environment and adverse supply and demand dynamics. Price increases and a potential reduction in the availability of new cars and spare parts in Russia, as well as a significant increase of financial lease rates for new and existing lease contracts in the wake of key interest rate increases, may adversely affect the operations of the partners of the businesses to be divested (including fleet management companies), which may negatively impact further growth of the ride-hailing business. Consumer sentiment and spending patterns may result in reductions in revenue from other business units, offset to some extent by decreased competition. Any prolonged economic downturn in Russia or the other countries in which the businesses to be divested operate, whether as a result of sanctions or the broader geopolitical or economic situation, depreciation of the ruble and other national currencies, negative consumer sentiment or other macro factors, could have a material adverse effect on the results of operations of these businesses.

Risks Related to the Business and Industry in which the Group to be Divested Operates

The businesses to be divested rely on the continued availability, development and maintenance of the internet infrastructure in the countries in which they operate.

The success of these businesses depends on the continued availability, development and maintenance of the internet infrastructure globally and particularly in the countries in which they operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Any disruption in the network access provided by third parties or any failure by them to handle current or higher future volumes of use may significantly harm these businesses. Furthermore, these businesses depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver their services. The current geopolitical crisis and resulting export controls may materially adversely affect the access of these businesses to international software and hardware suppliers.

The businesses to be divested face significant competition, which could negatively affect their business, financial condition and results of operations.

These businesses operate in a market characterized by rapid commercial and technological change, and face significant competition, increasingly from local players. If competitors are able to develop their technologies more quickly than the group to be divested, these businesses may need to increase R&D investments in order to defend their market shares. These businesses may face increased competition from new players and new technologies. We cannot guarantee you that these businesses will be able to continue to compete effectively with current and future companies that may have greater ability to attract and retain users, greater brand recognition, more personnel and greater financial and other resources. A significant decline in user traffic or other business could negatively affect the group’s business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if the businesses to be divested cannot maintain the focus on teamwork and innovation fostered by this environment, their business, financial condition and results of operations would be adversely affected.

We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. If the businesses to be divested are not able to maintain this corporate culture under new ownership, this may adversely affect their business, financial condition and results of operations.

A systems failure, technical interference or human error could prevent the businesses to be divested from reliably delivering their services, which could lead to a loss of users and advertisers and damage their reputation and materially adversely affect their business, financial condition and results of operations.

The businesses to be divested maintain a robust network of security measures, but their systems remain vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other cyber-attacks, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Their data centers are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and other potential disruptions. Such events could reduce revenues and profits, and the businesses brand could be damaged if people believe their services are unreliable.

The businesses to be divested may not be able to prevent others from unauthorized use of their intellectual property rights or become involved in intellectual property infringement claims, which may adversely affect their competitive position, business, financial condition and results of operations.

The businesses to be divested rely on a combination of patents, trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect their intellectual property rights. The protection and enforcement of intellectual property rights in Russia and other markets in which the businesses operate, however, may not be as effective as that in the United States or Western Europe. Also, the efforts the businesses have taken to protect their proprietary rights may not be sufficient or effective. Any significant infringement of their intellectual property rights could harm their business, brand and/or ability to compete, all of which could adversely affect their competitive position, business, financial condition and results of operations.

A number of internet, technology, media and patent-holding companies own or are actively developing patents covering search, indexing, electronic commerce and other internet-related technologies, as well as a variety of online business models and methods. Disputes regarding the ownership of technologies and rights associated with online activities are likely to arise in the future. In addition, the use of open-source software is often subject to compliance with certain license terms, which could be inadvertently breached.

With respect to any intellectual property rights claim, the businesses to be divested may have to pay damages or compensation and/or stop using technology found to be in violation of a third party’s rights. They may have to seek a license for the technology, which may not be available on commercially reasonable terms or at all and may significantly increase operating expenses. They may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. If they cannot license or develop technology for any potentially infringing aspects of these businesses, they may be forced to limit service offerings and may be unable to compete effectively. They may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

As a matter of Russian law, the businesses to be divested are deemed to have acquired copyright and related rights as well as rights to file patent applications with respect to products developed by their employees and contractors. The relevant requirements under the Russian Civil Code, however, are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could either challenge the transfer of intellectual property rights over the products developed by them or with their contribution or claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation. These businesses may not prevail in any such action and any successful claim, although unlikely to be material, could adversely affect their business and results of operations.

Additional Risks Related to Regulatory Matters

The businesses to be divested may be required to obtain additional licenses, permits or registrations or comply with other requirements, which may be costly or may limit their operational flexibility.

As the legal framework in Russia continues to evolve, the businesses to be divested may be required to take additional actions in order to comply with new legislation. Ambiguities in legislation and the wide discretion granted to regulatory authorities may also result in these businesses being subject to additional regulatory requirements. Compliance with expanded or new regulatory requirements, or new interpretations or applications of existing requirements, may also require the expenditure of additional resources and limit the businesses’ flexibility in providing services.

Regulations regarding the processing and retention of personal and other data may impose additional obligations on the businesses to be divested, limit their flexibility, or harm their reputation with users.

The collection and handling of user data by any entity or person in Russia (as in many other countries) may be subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, these businesses could face fines or orders requiring that they change operating practices, which in turn could have a material adverse effect on their business, financial condition and results of operations. If any inspections result in the determination that companies in the divested group fail to comply with the applicable data protection legislation, they could experience financial and reputational losses and could be restricted from providing certain types of services.

The competent authorities could determine that the businesses to be divested hold a dominant position in one or more markets and could impose limitations on their operational flexibility that may adversely affect their business, financial condition and results of operations.

Applicable antimonopoly legislation imposes restrictions on companies that occupy a dominant position in a given market. The competent authorities in Russia or the other countries in which these businesses operate might from time to time investigate the internet or online advertising industries, the ride-hailing business or other sectors in which they operate, and may conclude that, given their market shares, these businesses hold a dominant position in one or more of these markets. If the Russian Federal Antimonopoly Service (FAS) determines that these businesses hold a dominant position in one or more markets, this could result in limitations on future acquisitions and a requirement that the businesses pre-approve with the authorities certain changes to their standard agreements with advertisers and Yandex Advertising Network partners, as well as any specially negotiated agreements with business partners. In addition, if these businesses were to decline to conclude a contract with a third party or terminate an existing agreement without sufficient substantiation this could, in certain circumstances, be regarded as an abuse of a dominant market position.

Risks Related to Tax Matters

Changes in the tax systems in the countries in which we and the businesses to be divested operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our and their business, financial condition and results of operations.

Russian tax, currency and customs laws and regulations are subject to varying interpretations and changes, which may be frequently revised and reviewed by the authorities. As a result, these businesses’ interpretation of such tax legislation may be challenged by the relevant authorities. Russian tax legislation largely follows the OECD approach but may be implemented in a way which is not in line with international practice or our interpretation. Moreover, under the current conditions of weak economic growth and increased geopolitical risks, the authorities are taking a more assertive position in their interpretation of the tax legislation and, as a result, it is possible that transactions and activities that have not been challenged in the past may now be questioned by the authorities. High-profile companies such as the businesses to be divested can be particularly vulnerable to such assertive positions of the authorities. If the authorities were successful in enforcing interpretations different from those take by these businesses, their tax liability may be greater than the estimated amount expensed to date and paid or accrued on the balance sheet. The determination of worldwide provision for tax liabilities, including digital tax, requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain and subject to regular review and audit by both domestic and foreign tax authorities. Generally, Russian taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out. Tax years 2021, 2022 and 2023 are currently open for tax audit of the principal businesses to be divested.

In light of the current macroeconomic environment and potential budget deficits, the Russian government may impose additional taxes and penalties in the future, as well as the potential elimination of applicable tax benefits, which could adversely affect the business, financial condition and results of operations of the businesses to be divested. International expansion of the business to be divested may also create new tax challenges in the changing tax environment.

There have also been significant developments and proposed changes in recent periods to international tax laws that increase the complexity, burden and cost of tax compliance and may lead to additional tax liabilities. The Global Tax Reform plan (Pillar One and Pillar Two) was adopted in 2021 by 137 countries. Among other provisions, the reform imposes a 15% global minimum tax on multinational corporate groups. A multinational corporate group must assess whether the effective tax rate for each country in which it operates is lower than 15%. If the effective tax rate in a country is lower than 15% a top-up tax may be levied. EU and other countries, including some of those in which we operate, have implemented, or have committed to implement the reform in 2024. The Netherlands have implemented 15% global minimum tax in its domestic tax legislation starting January 1, 2024. This reform may increase our effective tax rate and result in higher tax liabilities.

Some of the counterparties of the businesses to be divested provide limited transparency in their operations, which could subject the businesses to be divested to greater scrutiny and potential claims from government authorities.

The businesses to be divested do business with a number of small companies that may not always operate in a fully transparent manner and that may engage in unpredictable or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. As the businesses to be divested are larger and more transparent, with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from these businesses in relation to such transactions.

Item 4. Information on the Company.

History and Development of the Company; Organizational Structure.

Yandex N.V. is a Dutch public company with limited liability, which became the parent company of Yandex group in 2007. Its registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands (tel: +31 (0) 20 206 6970).

Our founders began the development of our search technology in 1989 and launched the yandex website in 1997. In May 2011, the company's Class A shares were listed on the Nasdaq Global Select Market, under the ticker YNDX, and subsequently listed on the Moscow Exchange in June 2014. On February 28, 2022, Nasdaq and the New York Stock Exchange halted the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. The trading halt currently remains in place.

For a discussion of our principal acquisitions in 2023, see “Operating and Financial Review and Prospects — Key Recent Acquisitions”.

Business Overview

As described below, we have entered into a definitive agreement with a purchaser consortium to sell all of the group’s businesses in Russia and certain international markets. The Sale will be completed in two closings; the first closing is expected to take place in the coming weeks. Following first closing, the company will hold a minority interest in the Target group, which will subsequently be sold at second closing, which is expected to occur within seven weeks following the first closing.

Below we describe the business of the combined group in 2023. We have presented separately the descriptions of our continuing operations and the Target businesses being sold.

Overview of Proposed Sale

As we announced on February 5, 2024, Yandex N.V. has entered into a definitive agreement to sell all of the Yandex group's businesses in Russia and certain international markets. Following completion of the Sale, Yandex N.V. will hold no interest in its businesses in Russia and will retain a portfolio of international businesses and other non-Russian assets, including the four early-stage technology businesses described below, a data center in Finland and minority investments in other technology businesses.

Yandex N.V. and its remaining international businesses will cease to use the Yandex brand, other than during a short transition period through the end of July 2024, and in due course we intend to propose to shareholders a change of our legal name. We anticipate that once the Sale transaction is completed, our retained businesses will develop their own branding going forward. The businesses being divested will continue to use the Yandex brand.

Continuing Operations following the Sale

Nebius AI

Nebius AI is an AI-centric cloud platform that offers robust infrastructure and computing capacity for seamless AI deployment and machine-learning (“ML”) oriented solutions. Following completion of the Sale transaction, Nebius AI will seek to address the shortage of AI compute by being one of the largest providers of GPU capacity in Europe. We also see considerable opportunity to roll-out the Nebius product offering across the EMEA region. Nebius AI’s proprietary data center in Finland excels in energy efficiency, and houses Europe’s most powerful commercially available supercomputer that ranks as the 16th among the 500 most powerful globally (within the top 3%). Today, the Nebius team includes over 400 experts in hardware infrastructure, cloud software development and AI.

Toloka AI

Toloka AI offers data-for-GenAI solutions at every stage of the GenAI lifecycle, from data annotation and generation, model training and fine-tuning, to quality assessment of LLMs for accuracy and reliability. Toloka AI’s solutions leverage both AI-powered auto labeling and human expert input to ensure quality and optimized cost. Toloka AI features one of the most diverse crowds and expert networks covering 120 countries, speaking over 40 languages and over 20 knowledge domains. The platform meets the most rigorous information security and data privacy standards: it is GDPR-compliant and certified to ISO 27001, 27701 and HIPAA. Toloka AI supports research in AI, offering open-source projects, open datasets and collaborating with top academic institutions worldwide.

Avride

The Avride team develops autonomous driving solutions targeting ride-hailing, logistics, e-commerce, and food/grocery delivery as application domains, and focuses on two core products: autonomous vehicles and delivery robots. The team builds on over eight years of experience developing autonomous technologies from scratch in diverse regulatory, cultural and operational contexts, including road testing in comprehensive weather and road conditions. Self-driving vehicles and delivery robots developed by the Avride team have completed over 20 million autonomous kilometers driven on public roads, and over 200,000 successful deliveries from retail and dining establishments, respectively. As of December 2023, Avride holds testing, including driverless testing, and carries out commercial delivery projects across four geographies: the USA, Israel, UAE, and South Korea.

TripleTen

TripleTen is an EdTech service developed by a team with over 15 years of experience in IT education, dedicated to preparing specialists for STEM roles and equipping them with essential technology skills. As of the end of 2023, TripleTen has over 60 partner employers worldwide and offers four immersive study tracks: Software Engineering, Data Science, BI (Business Intelligence) Analytics, and Quality Assurance. These programs, accessible remotely, span North and South America and the Middle East. Across 2022 and 2023, over 5,000 people took advantage of the reskilling opportunities offered by TripleTen. In 2023, TripleTen maintained its position among the top-rated EdTechs in the US based on employment rate, median post-graduation salaries, and student feedback. According to TripleTen's 2023 Outcomes Report, 87% of graduates secured employment within six months of graduation.

For the full year 2023, the four businesses described above have generated 1.8 billion rubles of revenue and incurred an Adjusted EBITDA loss of 24.9 billion rubles. To date, these international businesses have been unable to obtain sufficient capital for their development as a result of significant limitations on the group’s ability to transfer funds from the group’s historically profitable businesses in Russia. In order to support the development of these businesses in the future, we expect to retain a portion of the cash consideration received pursuant to the Sale transaction, the amount of which is to be determined by our Board.

Businesses to be Divested

The businesses described below form the divestment perimeter and will not be a part of the Yandex group following the completion of the proposed Sale transaction.

The businesses are organized in the following segments:

●	Search and Portal, which includes Search, Geo, Weather, and number of other services;
●	E-commerce, Mobility and Delivery includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-, Yandex Drive, a car-sharing business, and scooters; (ii) the E-commerce businesses, including Yandex Market, a multi-category e-commerce marketplace, Yandex Lavka, a hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery; and (iii) certain other O2O businesses, including Yandex Delivery, a middle and last-mile delivery service; Yandex Eats and Delivery, a ready-to-eat delivery from restaurants services; and Yandex Fuel, a contactless payment service at gas stations, as well as several smaller experiments;
●	Plus and Entertainment Services includes the Yandex subscription service Yandex Plus, Yandex Music, Kinopoisk, Bookmate, Yandex Afisha and the production center Plus Studio;
●	Classifieds, which includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel; and
●	Other Business Units and Initiatives, which includes a self-driving vehicles business known as Yandex SDG, Yandex Cloud and Yandex 360, Yandex Education (consisting of Practicum and other education initiatives), Devices and Alice, FinTech (including Yandex Pay and Yandex ID) and number of other experiments as well as unallocated corporate expenses.

For a detailed description of the operating segments for financial reporting purposes, see Item 5, “Operating and Financial Review and Prospects”.

Search and Portal

The Search and Portal segment offers a broad range of world-class, locally relevant search and information services that are free to users and that enable them to find relevant information quickly and easily.

Yandex Search

The Yandex search engine offers almost instantaneous access to the vast range of information available online. It utilizes linguistics, mathematics, machine learning and AI to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to the users. The organic search results are ranked by computer algorithms based exclusively on relevance, and organic results are clearly segregated from paid results to avoid confusing users. Yandex does not exercise editorial control over the content of the search results.

According to Yandex Radar, Yandex’s total search share reached 63.4% of all search traffic in Russia in 2023, up from 59.8% in 2021 and 61.9% in 2022, which was driven by share growth on both desktop and mobile devices. In 2023, search share on desktop and mobile reached 72.7% and 59.6%, respectively. The business continued to gain share in mobile search, reaching 63.0% on Android and improving the share to 49.9% on iOS in 2023 (from 61.4% and 47.6% in 2022, respectively).The percentage of total search traffic generated from mobile devices averaged approximately 70% in Q4 2023 compared with 68% in Q4 2022, while the percentage of search revenues generated from mobile devices increased to approximately 62% in Q4 2023 from approximately 60% in Q4 2022.

Yandex Search App

Enhanced with the Yandex virtual assistant Alice, the Yandex Search App integrates Yandex’s must-have services into one app, including Search, Weather and many others, available on Android and iOS platforms.

Yandex Browser

Yandex Browser is a browser for computers, TV, Android and iOS smartphones and tablets with built-in “Protect” technology, which checks all downloaded files for viruses, warns users about dangerous websites (whereby

Yandex Browser prevented users from accessing suspicious websites approximately 110 million times throughout 2023), encrypts users’ passwords with strong cryptography, and ensures safe payments.

Geolocation Services

Geolocation Services integrate Yandex’s advanced technologies (including mapping, cartography, and navigation) to provide a broad range of services, including routing solutions and logistics.

Yandex Maps, a B2C product targeted at a wider audience, provides high-quality, detailed maps of countries where the Yandex ride-hailing service operates. In December 2023, the monthly audience of the service amounted to 39 million monthly average users in the mobile app, 25 million on the website and 52 million in mobile browsers across Russia. Yandex Maps offers users panoramic views, navigation for all forms of transport, driving directions with voice controls, among others.

The business also offers Yandex Navigator, which integrates a virtual assistant Alice and focuses mostly on the navigation scenarios for the B2C audience. In 2023, it was one of Yandex’s most popular mobile apps in terms of usage with 33 million monthly average users in December 2023.

For the B2B audience, the business offers application programming interfaces, or APIs, which allow developers to embed and use Yandex interactive maps in third-party websites and applications, as well as to add extra layers of information, utilizing the technology and licenses to create and edit maps from raw data, including satellite images, GPS coordinates and live user feedback.

Shedevrum

Shedevrum is a Yandex mobile application where users can create animations, images and text using Yandex’s generative neural networks. It is based on two core technologies: YandexART, which generates images and animations, and YandexGPT, which generates posts with a title and relevant illustration. After its launch in April 2023, Shedevrum reached the top of App Store and Google Play in Russia, and, as of Q4 2023, the app approached 10 million downloads.

Monetization and Advertiser Services

The business offers a variety of ad formats to advertisers, including performance-based, brand and video advertising formats. Most revenues are generated from performance-based advertising, on a pay-per-action basis and a pay-per-click basis (in which the share of a cost-per-action (CPA) optimization is growing, where an action can be a purchase, a click, a call etc.); performance-based ads are principally targeted to a particular user query, as well as to the content of a particular website or mobile app being viewed, or to user behavior or characteristics. A further portion of revenues is generated from brand advertising and video advertising, based on the number of impressions delivered.

Yandex Direct

Yandex Direct is an auction-based advertising placement platform, which uses auction theory and relies on a distributed infrastructure to process millions of auctions every day. Yandex Direct lets advertisers cost-effectively deliver relevant ads targeted at particular search queries or content on websites and mobile applications of Yandex or third parties in the Yandex Advertising Network.

During 2023, the business focused on the further development of automated strategies and automatic targeting algorithms, improvement of advertising products and increased efficiency for users, with a particular focus on SMB, and the development of advertising products for e-commerce players.

Yandex Advertising Network

The Yandex Advertising Network partners with search websites and apps, among others, for which Yandex provides search capabilities, as well as contextual network partners, where Yandex serves ads on websites and apps, based on user behavior or characteristics or website content.

The Yandex Advertising Network helps third-party website and app owners monetize their content while extending the reach of advertisers. Through the Network, partners can deliver performance and brand ads on their search results pages, websites or apps. The advertising algorithms are based on the recent advances in AI including transformer-based architecture, which optimize the clickthrough and conversion rate on the ad network through improved click and conversion prediction.

Yandex’s video advertising network allows users to place full-screen videos, video ads on pages of websites and ads within the video content available on a wide range of advertising resources, including desktop and mobile websites, mobile apps and Smart TV applications.

Mobile Advertising

The business offers advertisers the ability to display ads on mobile versions of Yandex services, including Search and Advertising Network partner websites, as well as in mobile applications, including the Yandex Search App. In 2023, the business significantly extended the advertising network on mobile platforms, including the expansion of advertising into new media channels, such as Telegram, to help advertisers widen their targeted audience as well as publishers’ revenue growth.

Analytics tools

Yandex Metrica is a web analytics tool used by hundreds of thousands of websites. Using a comprehensive set of tools, Metrica users can better understand their clients: from user acquisition to retention. Leveraging the recently open-sourced Metrica tag and proprietary Webvisor technology, businesses can objectively measure and improve the performance of their web assets. Metrica is integrated with Yandex Direct allowing for in-depth analytics of paid traffic.

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

Advertisers

Yandex’s advertisers include individuals and small, medium, and large businesses, as well as large multinationals. Small and medium-sized enterprises drive most advertising revenue. No single advertiser accounted for more than 1% of total revenues in 2023.

E-commerce, Mobility and Delivery

The Yandex Mobility business includes a ride-hailing business, Yandex Drive, a car-sharing business for both B2C and B2B and Scooters.

The platform enables access to a wide range of personal mobility services through the Yandex Go super app, which launched in August 2020. In December 2023, total MAU of the Yandex Go super app exceeded 47 million.

Ride-Hailing

Yandex’s ride-hailing business offers a technological platform and delivers proprietary top-notch ride-hailing technologies to local communities ride-hailing services for individual users and businesses and to ensure sufficient driver availability to meet the growing demand.

The platform aggregated 1.75 million active drivers in December 2023, while earnings of the business’s partners totaled 974 billion rubles for the full 2023 year. The business currently builds relationships with drivers for the ride-hailing services both directly and through a wide partner network (Fleet Management Companies or FMCs).

The business offers FMC partners access to efficient fleet management software to manage their driver base and fleet, optimizing their administrative and technical workflows.

Yandex Drive and Scooters

Alternative methods of transportation include Yandex Drive, a free-floating car-sharing service, launched in 2018, and Scooters, launched in 2022.

Yandex Drive offers on-demand access to cars for users to drive themselves in Moscow, St. Petersburg and Sochi, and provides users various options to reserve the vehicles for varying periods of time through a standalone mobile app, as well as through Yandex Go. As of the end of 2023, Yandex Drive operated approximately 16,500 vehicles.

Scooters is an electric scooter rental service. It provides access to more than 63,000 scooters as of the end of 2023.

Beyond the Mobility business, Yandex Fuel is a contactless payment service at gas stations built into Yandex Navigator, Yandex Maps, Yandex Pro, an app for drivers and couriers, Yandex Drive and a standalone Yandex Fuel app. Yandex Fuel is also available to corporate clients. As of December 2023, more than 11,000 fueling stations including charging stations were connected to the service throughout Russia.

E-commerce business

In 2023 the E-commerce segment included the following businesses: Yandex Market, a multi-category e-commerce marketplace, Yandex Lavka, the hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery.

Yandex Market

Yandex Market was launched in 2000 as a price comparison service and began its transformation into an e-commerce platform in late 2018. Today, it offers millions of goods for millions of buyers, working in partnership with tens of thousands of merchants. The marketplace operates under both 1P and 3P (third-party) models.

The marketplace business model enables the business to provide the full suite of e-commerce services to merchants, including access to consumers, fulfillment, logistics, advertising and marketing, payments, support and analytics.

Yandex Lavka

Yandex Lavka operated 502 dark stores (small warehouses) as of the end of 2023. Throughout 2023, the business continued to focus on improving operational efficiency and profitability.

FoodTech services Yandex Eats and Delivery

The Yandex Food and Grocery delivery services provide express delivery from restaurants and retail stores in 30 minutes. The Grocery vertical of Yandex Eats and Delivery is developed as a part of the E-commerce business. In 2023, the Food delivery from restaurants service operated as part of the other online-to-offline businesses (although in 2024, food delivery formed part of the E-commerce segment).

Delivery

Yandex Delivery is a last and middle-mile delivery service, launched during the Covid-19 pandemic as a means to serve the increased demand for delivery services. In 2023, the Delivery business benefited from the growing penetration of E-commerce and Food delivery in Russia. The service leverages Yandex’s routing and marketplace efficiency platform to meet growing demand of delivery services in the circumstances of challenging courier supply, especially on the domestic market. Growing order density and batching share led to an increase in courier earnings.

RouteQ is a cloud platform for optimizing last mile logistics in retail, fast moving consumer goods, and courier services. It automatically forms optimized delivery routes and improves courier monitoring and communication between all parties involved in the delivery process.

Plus and Entertainment Services

Plus and Entertainment Services include the subscription service Yandex Plus, entertainment services (Yandex Music, Kinopoisk, Bookmate and Yandex Afisha), and the production center Plus Studio. Plus and Entertainment Services are available across different platforms, including Yandex Station and Yandex TV.

Yandex Plus

Yandex Plus is a subscription service to Yandex Music and Kinopoisk, and includes cashback loyalty points in a number of other services and apps. Subscribers earn cashback loyalty points when they pay for services and can use these rewards across the Yandex platform.

The subscriber base grew from 19.3 million in December 2022 to 30.4 million in December 2023. The share of paying subscribers exceeded 82% and average revenue per paying subscriber in December 2023 increased by 15% year-on-year.

On average Plus subscribers demonstrate greater than 70% higher frequency compared to non-Plus users across Yandex’s key transactional services as well as higher spending and better retention as of the end of 2023. Plus subscribers continued to generate a substantial part of GMV for the E-commerce and Food Delivery services.

Yandex Music

Yandex Music is a streaming platform that provides access to a catalog of approximately 73 million music tracks and 1.6 million podcast and audiobook episodes. The service matches music for every taste using its recommendation system, creating unique personalized playlists and endless music streams for each user. Yandex Music continues to lead among music streaming services in terms of the number of subscribers (both total and paid subscribers), according to a GfK report for Q4 2023.

Kinopoisk

Kinopoisk is a subscription-based video streaming service offering access to an extensive database of movies, TV-shows, celebrity content and entertainment news, providing users with movie ratings, critic and user reviews, personalized recommendations, local movie showtimes, ticketing, and many other entertainment-related services. Kinopoisk allows users to watch content on a subscription basis (through the Yandex Plus subscription) or purchase selected titles. The Kinopoisk library contains more than 81,000 movies, TV and original series episodes, including licensed and original content. The streaming service is available via Kinopoisk apps on smart TVs, smartphones, tablets, digital media players, video game consoles and via internet browsers on computers.

In 2023, Kinopoisk maintained its leading position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK study. The number of monthly Yandex Plus subscribers who watch content on Kinopoisk exceeded 11 million in 2023.

Yandex Afisha

Yandex Afisha (“playbill”), an event sales platform, allows users to buy tickets to cinemas, theaters, concerts, exhibitions, and sports events online, and incorporates personalized recommendations.

Plus Studio

Plus Studio is the Yandex production center, which creates video content, co-invests in different projects with other production studios and provides marketing support to movie releases. Throughout 2023, the business continued to focus on original content: in the fall of 2023, it announced 11 original projects in the 2023 and 2024 season as well as a musical adaptation.

Classifieds

Yandex’s Classifieds business unit includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

Auto.ru

Auto.ru is a classifieds platform for the sale of used and new cars. The business develops and provides digital products for users, large car dealers, and medium and small sellers. Every month, more than 25 million people visit Auto.ru projects: the Auro.ru website, the related mobile app and the branded media outlet.

More than 495,000 car classifieds are available on the platform every month. All individuals can use free-to-use options of the platform for safe and effective transactions.

Yandex Realty

Yandex Realty is a real estate classifieds platform for private individuals, developers and realtors. The service provides listings for both sales and rentals of apartments, houses, and commercial property.

Yandex Rent

Yandex Rent is a long-term apartment rental platform available in four regions in Russia, which helps to manage pre-contract rental processes and subsequent administration of the payments. By the end of January 2024, the number of apartments on the platform reached 20,000, with 95% of deals signed online. A mobile app for Yandex Rent was launched in January 2023.

Yandex Travel

Yandex Travel is a travel aggregator service, which allows users to book hotels, search for flight tickets and other transport services. Yandex Travel average MAUs grew from 11 million per month in 2022 to 13 million per month in 2023. In 2023, the GBV (Gross Booking Value) of the service increased by 1.5 times compared to 2022, and the fastest growing product was hotel reservations. Also, Yandex Travel became the leading hotel booking service in Russia following the results of the summer of 2023 (according to hotel industry automation company TravelLine).

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes all other Yandex businesses, including smaller and newer initiatives that are being tested and developed.

Yandex Cloud

Yandex Cloud is a fully-fledged cloud platform that provides B2B customers (SMBs and enterprises) and individual developers with scalable infrastructure, storage, machine learning and development tools to build and enhance cutting-edge digital services and applications. The cloud platform is based on in-house technologies that Yandex uses throughout other Yandex services, such as Search, Maps, and Metrica. Yandex Cloud continues to develop and improve its cloud services, offering customers new efficient solutions, such as SpeechKit (a speech synthesis and recognition service), machine translation services, and computer vision services, among others.

As of the end of 2023, the number of active users exceeded 29,000, while the number of services offered by the Yandex Cloud platform reached over 60 services, including services in the field of data analytics, security, serverless computing, machine learning and many other services.

Yandex 360

Yandex 360 combines various productivity tools (for both B2C and B2B), such as Yandex Mail, Yandex Disk, a cloud-based storage service, Yandex Telemost, a video conferencing service, Yandex Documents, an online documents editor, Yandex Calendar, Yandex Messenger and many other services.

Self-Driving Group

The Self-Driving Group started developing driverless technologies in early 2017, with the aim of creating a fully autonomous system that can operate various types of vehicles and be applied to various transportation scenarios (including, among others, ride-hailing, logistics, e-commerce, food and grocery delivery) in a wide range of conditions. During 2023, the business launched the public testing of a self-driving taxi service in Moscow and Sochi. By the end of December 2023, the total number of kilometers driven by vehicles in autonomous mode was more than 28 million.

At the end of 2023, the self-driving fleet consisted of over 130 cars with custom-built fleet management system and additional software developed internally.

In the autumn of 2019, Yandex introduced an autonomous Delivery Robot, which leverages a self-driving technology. As of December 2023, these autonomous delivery robots had conducted 310,000 commercial deliveries, including deliveries through Yandex Eats and Lavka services (more than 10,000 orders per month in 2023). As of the end of 2023, more than 200 stores and restaurant chains utilized Yandex delivery robots for their logistics.

Devices and Alice

Smart Speakers and Smart Home

Yandex Station is a Yandex smart speaker with an integrated virtual smart assistant, Alice. The current range of smart devices with Alice consists of Light Station, Mini Station, Midi Station, Station 2, Max Station, DuoMax Station and certain smart home devices. In 2023, 4.2 million Yandex Stations equipped with Alice were sold.

Smart TV and Video Streaming Devices

Since launching the first Yandex smart speaker in 2018, the business has been working on voice control applications for video content consumption. In 2022, Yandex released the Yandex Smart TV with Alice, the first Yandex-branded Smart TV with YaOS and voice control through paired smart speakers. In 2023, the business introduced TV Station and TV Station Pro, which represent a new category of TVs and combine the capabilities of a smart speaker with the virtual smart assistant Alice and smart TV in one device.

Virtual Smart Assistant Alice

Alice is the first virtual smart assistant launched in Russia and is currently the most popular and widely recognized one on that market. Alice helps its users manage daily tasks, such as setting an alarm and scheduling reminders for important events, ordering a taxi, using radio-nanny mode and controlling a user’s ‘smart’ home. It is also widely used for entertainment, such as turning on Yandex Music and radio stations, and composing generative tales together with children and others. In 2023, the business launched a new Alice feature which has the ability to accept orders through the hyperlocal convenience store delivery service Yandex Lavka.

As of December 2023, there were over 77.1 million monthly Alice users across Yandex platforms such as the Yandex Search app and Yandex Browser, smart speakers, smart TVs and navigational apps.

Fintech

In 2021, Yandex acquired a banking license and started to develop financial products. In 2023, Yandex provided multiple financial services including the convenient online and offline payment service Yandex Pay, Yandex Split (a service facilitating purchases made and paid for in instalments, which is now integrated in many other Yandex businesses), Yandex Saver (offering savings accounts with or without a deposit term), the Yandex Pay Debit card with cashback options (Yandex Plus points) for purchases made in Yandex services and outside, another debit card option Yandex Pro for drivers and saving and deposits accounts and loans for drivers. Most of these products are aggregated in the Yandex Pay app.

Practicum

In 2019, Yandex launched Practicum, an online EdTech platform offering IT and digital reskilling and upskilling programs for specialists who already have a profession and work experience. In 2023, Practicum announced new online Bachelor and Master programs with several universities. As of March 2024, over 70,000 people have graduated from Practicum.

Competition

Yandex operates in a market characterized by rapid commercial and technological change, and faces significant competition in many aspects of its business. In Search, Yandex competes with Google, VK and Rambler.

Social networking sites, video platforms, online marketplaces, new media channels, and classifieds are becoming significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic, which could create increased competition.

In 2023, Yandex also faced competition across the non-advertising businesses:

●	The ride-hailing services (including Yandex Taxi) compete with ride-hailing operators such as Citymobil, Taksovichkof, InDrive, Maxim as well as with a number of other ride-hailing, on-demand transportation and traditional taxi companies that operate nationally or in specific cities or regions.
●	Yandex Market faces competition from a number of local players acting as both merchants and marketplaces, including Wildberries, Ozon, and others.
●	The Yandex Classifieds services compete with Avito in most areas as well as with a number of niche players such as CIAN, Domofond, Domclick in real estate and Drom and Cars.ru in automobile sales.
●	Kinopoisk competes with ivi, Okko, Wink and other online cinemas, while Yandex Music competes with VK Music and MTС Music.
●	Food delivery businesses Yandex Eats, Delivery Club and the hyperlocal grocery delivery service Yandex Lavka each compete with Samokat, retailers such as Vprok.ru (operated by X5 Retail Group), Vkusvill and others, Sbermarket, restaurants’ own delivery services (Dodo, Domino’s Pizza, Papa John’s), dark kitchens and others.
●	Yandex’s last mile logistics solution for individuals, SMBs and enterprises Yandex Delivery competes with SDEK, Russian Post and a number of local players across Russia.
●	Yandex Drive, the car-sharing service, competes with Delimobil, BelkaCar as well as a number of other players operating primarily in Moscow and St. Petersburg.
●	Yandex Cloud competes with a number of local players (Rostelecom, Sber, VK and others).
●	Yandex smart speakers with virtual assistant Alice compete with VK Сapsule and SberBoom.

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

Our total headcount increased from 20,850 at December 31, 2022 to 26,361 at December 31, 2023.

The four international businesses, which will be retained by Yandex N.V. following the completion of the Sale transaction, currently employ approximately 1,300 people, with a significant portion based at our headquarters in Amsterdam and located internationally, including in Israel, Germany, Switzerland, Czech Republic, the US, Serbia, and the UAE.

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

In connection with the Sale, we will receive transitional licenses to the intellectual property created by businesses within the divestment perimeter for various fixed periods in 2024 in order to facilitate the further development of the retained businesses going forwards.

The businesses being sold will retain the use of the Yandex brand. Our company and the retained businesses will cease to use the Yandex brand following a short transition period.

Facilities

Yandex currently leases a total of approximately 64,700 square meters in a single location in central Moscow that serves as group’s headquarters. Yandex also leases additional office space of about 92,980 square meters in business centers in Moscow. Together with operating subsidiaries, Yandex also lease or own office space in a number of other cities in Russia and internationally.

Governance Structure

Overview of current structure

In December 2019, our shareholders approved targeted changes to Yandex’s corporate governance structure, including the introduction of a priority share and the formation of a Public Interest Foundation. Pursuant to an amendment of our articles of association that was approved by our shareholders in March 2024 and that will become effective at the first closing of the Sale, these elements of our governance structure will be eliminated. Below we provide a brief description of these governance mechanisms as in place during 2023 and until first closing of the Sale.

Public Interest Foundation

The Public Interest Foundation has certain limited and targeted governance rights in our group, which will terminate at the first closing of the Sale. The Public Interest Foundation has no shareholders, owners or beneficiaries, and is governed by the Foundation’s Board of Directors comprising 11 directors, including members appointed by five leading Russian universities and three non-governmental institutions, all of which have long histories of cooperation with Yandex. The Public Interest Foundation Board also includes three representatives of Yandex management. The statutory purpose of the Public Interest Foundation, as set out in its charter, is to preserve the continuity and promote the success of Yandex. The Public Interest Foundation is not permitted by its charter to engage in any commercial activities; its operating costs are covered by Yandex.

Priority Share

The Public Interest Foundation holds the Priority Share, which gives the Public Interest Foundation the following rights:

●	to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 10% or more, in number or by voting power, of the outstanding Class A and Class B Shares (taken together), if our Board has otherwise approved such accumulation of shares;
●	to approve a decision of our Board to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of Yandex LLC, one of the main operating businesses that forms part of the Sale divestment perimeter; and
●	to make binding nominations of two designated directors of our 12-person Board. Under Dutch law, a binding nomination will be adopted at a General Meeting of our shareholders, unless rejected by a two-thirds (2/3) majority of those voting.

Special Voting Interest in Yandex LLC

As an additional protection for the overall structure, the Public Interest Foundation holds a Special Voting Interest in Yandex LLC, which provides limited and defined powers that will be exercisable only in certain specified situations.

Public Interest Committee

The Public Interest Committee has a right of approval over certain specified matters and consists of three members: the Yandex CEO (currently vacant) and both of the designated directors.

The Public Interest Committee is not authorized to review ordinary business or commercial matters; its right of approval is limited to a defined list of the following specific matters deemed to be of public interest:

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

Government Regulation

Both the continuing operations and the businesses to be divested operate in a rapidly evolving environment of increasing regulatory complexity, reflecting a trend towards increasing scrutiny of large technology companies by policymakers, regulators and the general public in jurisdictions across the globe. In this section, we focus on the current and proposed regulatory framework that is applicable to the businesses to be divested, which constitute a majority of the businesses of the combined group. In the current geopolitical environment, there could also be an increased risk of new legislative or regulatory initiatives that could be seen as protecting national security and/or limiting foreign influence over certain sectors, including actions aimed at effecting changes of control of companies that are considered to be of strategic importance. See also “Risk Factors – In the current environment, there may be a heightened risk of actions by the relevant authorities that may be perceived as reflecting political considerations.”

In light of the ongoing geopolitical tension in our key markets, a number of new laws and regulations critical to a number of businesses and activities in Russia have been proposed or adopted that are designed to restrict foreign ownership and tighten state control over businesses in certain sensitive sectors of the Russian economy, including strategically important enterprises and mass media. New regulation and laws in Russia could have a significant impact on the businesses to be divested pursuant to our proposed Sale.

Regulation of Sensitive Businesses in Russia

Legislation proposed in the Russian State Duma in the summer of 2019 could limit non-Russian ownership of “significant” internet companies to no more than 20%. A more recent draft law proposed restrictions to audiovisual services limiting their non-Russian ownership to no more than 20%. Yet another recent law imposes restrictions to classifieds services limiting their non-Russian control up to 50%.

Advertising Regulation

The businesses to be divested seek to comply with all advertising laws and regulations. At the same time, the application of the advertising laws, in particular in relation to products or services requiring certification, licensing or approval, can be ambiguous and inconsistent. The application of these laws in an unanticipated manner, or the failure of compliance efforts, may expose the businesses to be divested to substantial liability as distributors of advertising and may restrict their ability to provide some services. Other laws or interpretations of laws, including those of foreign jurisdictions, may also restrict advertising and negatively impact these businesses.

Intellectual Property Regulation

Under Russian law, the businesses to be divested have exclusive rights to trade secrets (know-how) only if they have complied with a legal requirement to introduce reasonable measures to maintain confidentiality of trade secrets. Such measures may be burdensome and difficult to implement. As these businesses rely extensively on the protection afforded to trade secrets, they have implemented a set of measures required by Russian law in order to protect these trade secrets (know-how). However, there is a risk that these measures will be deemed insufficient and, as a result, these businesses will fail to acquire rights to these trade secrets under Russian law.

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

Nonetheless, under Russian law, subject to the risks outlined above, the businesses to be divested are deemed to have acquired copyrights and rights to file patent applications with respect to works for hire and patentable results created by our employees during the course of their employment and within the scope of their job duties, and have the exclusive rights to their further use and disposal subject to compliance with the requirements of the Civil Code of Russia.

Liability of Online Service Providers

In October 2023, legislative changes regulating the use of recommendation technologies have entered into force and now apply to a broad range of services offered by the businesses to be divested (including Search and Yandex Direct). Failure to comply with these requirements may result in the blocking of the information resource. Now the owner of an information resource is obliged:

●	not to allow the use of recommendation technologies that violate the rights and legitimate interests of users, or in order to provide information in violation of the law;
●	to inform users of the resource about the use of recommendation technologies; and
●	to place on the information resource the rules for the use of recommendation technologies.

Internet Regulation

Certain laws that came into force in November 2019 continue to tightly regulate traffic routing in the Russian internet. There has been limited experience in the application of this regulation, and so its implementation or any uncertainty relating to it, among other things, may lead to a requirement that Russian internet traffic should be routed through Russian communication centers. This could significantly reduce data transfer speeds and even result in interruptions and delays of online services in Russia.

Additional regulation applicable specifically to technological platforms and ecosystems is currently under consideration in a number of jurisdictions. Although there is no goal to limit the development of IT businesses, any restrictive legislation in this sphere to be enacted in Russia or in other countries where we operate may limit flexibility in providing services and adversely impact operations.

Privacy and Personal Data Protection Regulation

In 2022, amendments to the Russian law on personal data were adopted, introducing a procedure of notification of a personal data breach to the supervisory authority (Roskomnadzor). A bill is being prepared that would establish a turnover-based fine (up to 3% of annual revenue) for repeated leaks of personal data. If this version of the draft law is adopted, the possible amount of potential fines could be significant for Yandex. In March 2023, the procedure for prior notification of Roskomnadzor on the cross-border transfer of personal data was introduced. These amendments allow Roskomnadzor to impose a ban on the cross-border transfer of personal data to a specific foreign organization or the country as a whole.

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

The businesses to be divested seek this consent from users by asking them to click on a button or select a check-box in appropriate circumstances prior to commencement of the account registration process, indicating the user’s consent to the collection, use, storage and processing of personal data. Furthermore, many of the services offered do not require the creation of an account prior to their use and only limited information is collected in these circumstances. In particular, the businesses place cookies and use other widespread technologies that assist in improving user experience and ultimately benefit both our users and advertisers through behavioral targeting of advertising. No clear legislative guidelines have been provided addressing whether these practices are compliant with the requirements of the data protection legislation in Russia and abroad. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with the businesses’ current data protection practices. Complying with various regulations in this area may require additional costs or changes in business practices. Further, any failure to protect users’ privacy and data may result in a decrease of user confidence in the services offered, and may ultimately result in a loss of users, which would adversely affect these businesses.

Licenses for the Provision of Particular Services

The provision of banking operations, including those provided by Yandex Bank, is heavily regulated, which continually undergo significant changes. Compliance with these requirements is closely reviewed by the regulators.

Entities that provide certain telecommunication services for a fee are required under Russian law to obtain a “telematics” license from Roskomnadzor, which the businesses to be divested have obtained. It is possible that a Russian court or government agency may construe online advertising revenues as a fee and determine that these businesses are required to hold an additional telematics license for such services.

Antimonopoly Regulation

The businesses to be divested could be considered to possess a substantial (and even dominant) market share in the online advertising market, ride-hailing market and/or other markets in which they operate. We understand that the regulator from time to time focuses on internet services and, for instance, could in the future recognize online advertising as a separate market, identify dominant players and impose conduct limitations and other restrictions.

Taxation Regulation

Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not fully developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and could potentially interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code’s provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change. Taxation in Kazakhstan and other markets outside Russia, where the Company operates, also has significant uncertainties.

Consumer Protection Legislation

Recent amendments to Russian consumer protection legislation impose duties on aggregators of information about goods and services. These norms are applicable to some of services offered by the businesses to be divested and the failure to comply with such norms could lead to liability.

Also, the law “On unacceptable contract terms that infringe on the rights of consumers” adopted in 2022 provides for a wide list of contract terms that are prohibited in contracts with consumers was well as with merchants, and also for aggregators of information about goods and services. There is civil and administrative liability in the event of non-compliance with the requirements. The wording used in the law is vague and generalized, which can lead to legal uncertainty and could negatively affect services that interact with consumers (and may result in liability for violation of such law).

Regulations of Other Business Units; Other Jurisdictions

A number of the businesses to be divested, including in particular Ride-Hailing, operate in sectors that are subject to extensive governmental scrutiny and rapidly evolving regulatory requirements. The new Russian federal law “On taxi” was adopted in December 2022 and came into force in September 2023 in Russia. This law is a comprehensive regulation of the sphere of taxi transportation, it grants self-employed the right to provide transportation services, as well as clarifies the status of the taxi aggregator and establishes a limited list of cases of their liability.

In addition, because many Yandex services are accessible worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Information” section of this Annual Report and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections and elsewhere in this Annual Report. The historical results described below are not indicative of the results of the retained businesses or the group to be divested in the Sale in current or future periods.

Overview

Yandex is a technology company that builds intelligent products and services powered by proprietary machine learning and other technologies, with the goal of helping consumers and businesses better navigate the online and offline world. The ongoing geopolitical tensions, their impact on the Russian and global economy, and related pressures on the broader social and business environment, created unprecedented challenges for our business in 2023. Throughout the year we have been primarily focused on the stability of our operations and financial position, safeguarding the interests of our stakeholders and ensuring the well-being of our employees.

On February 5, 2024, the company announced that it had entered into a definitive agreement with a purchaser consortium to sell all of the group’s businesses in Russia and certain international markets (the “Sale”). The first closing pursuant to the Sale transaction is expected to take place in the coming weeks, with the second closing occurring within seven weeks following the first closing. Following the Sale, the company will have no interest in the businesses to be divested in Russia.

The Sale was approved by the Board in February 2024 and by the Company’s shareholders in March 2024. As of December 31, 2023, the Sale had not been approved and, accordingly, the result of operations of the businesses to be divested in the Sale are included consolidated financial results of the Company for the year ended December 31, 2023, and are not presented as discontinued operations or assets held for sale.

Over the last several years, the Yandex group expanded its operations beyond the core advertising and ride-hailing businesses into a number of other areas, including car-sharing, e-commerce, foodtech, video and audio streaming, delivery and logistics business, cloud technologies and fintech.

Yandex has continued to focus on improvements in the quality of Search, which is the largest Yandex service by audience and the basis of the group’s key cash generating business - advertising.

For the Search and Portal business, the principal constituencies are:

●	Users. Yandex provides users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, as well as communicate, connect, arrange transportation, access entertainment and shop over the internet.
●	Advertisers. The Yandex online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective online advertising. With Yandex.Direct, an auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or the application or webpage being viewed, or user behavior or characteristics.
●	Yandex Advertising Network partners. The businesses to be divested have relationships with a large number of third-party websites, which we refer to as the Yandex Advertising Network. In addition to serving ads on the Yandex website and the application, ads can be served directly on network partners’ websites and Yandex shares the fees generated by these ads with its partners, providing an important revenue stream for them.

Search and Portal revenues increased by 49% in 2023 compared to 2022. This growth was mainly driven by the strong performance of the core search business and the Yandex Advertising Network underpinned by ongoing investments in the development and efficiency improvements to ad-products and technologies, as well as the expansion of advertising inventory.

The businesses to be divested benefit from a large and diverse base of advertisers. Advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which the business operates, as well as large multinational corporations. No individual advertiser accounted for more than 1% of total revenues in 2021, 2022 or 2023.

In 2023, E-commerce, Mobility and Delivery segment revenues increased by 61% compared to 2022. The increase was mainly driven by E-commerce services (with Yandex Market being the largest contributor to the growth, followed by Yandex Lavka) and Mobility. Mobility revenues increased by 36%, which is lower than GMV growth due to increased investments in driver supply in Russia. E-commerce revenues increased by 77%, slightly surpassing the increase in GMV, reflecting an improvement of 3P take rates and a growing share of advertising revenue. Other O2O services revenues produced 93% growth where Food Delivery was the key contributor to the growth, followed by Yandex Delivery business.

The growth in GMV1 of Mobility reached 45% in 2023 compared to 2022 driven by an increase in the number of rides on the back of growth in the number of users, a growing share of non-economy tariffs due to the shift of new vehicles supply on the market towards upper-class models, and positive forex effect. The growth in GMV2 of E-commerce was 64%, supported by organic growth in the user base, assortment expansion and cross-service synergies with Fintech products (in particular Split and Yandex Pay) and Yandex Plus. GMV3 of other O2O services grew by 72%, with Yandex Delivery and Yandex Food Delivery services being the largest contributors.

Plus and Entertainment Services revenues grew by 110% in 2023 compared to 2022. The increase was primarily driven by the growth of subscription revenue on the back of an expanding base of paid subscribers, changes in tariff mix and options, as well as solid trends in other revenue streams (including advertising, licensing, ticketing and other revenue categories).

We believe the most significant factors that allowed these businesses to show relative stability despite the continually challenging external environment affecting the business throughout 2023 include the following:

●	expansion of the advertising inventory (mainly across mobile platforms), entry into new media channels and being able to offer new advertising formats;
●	the ability to effectively monetize the mobile search function, where the number of search queries is growing quicker than on desktops.
●	being able to effectively monetize traffic generated by Yandex websites and apps and those of the Yandex Advertising Network (with a specific focus on the e-commerce sector and SMB clients), while improving advertising products and technologies (including on the back of the integration of generative neural networks) and maintaining an attractive return on investments for the network’s advertisers;
●	the drive to provide clients with simple, high-quality and efficient advertising products and instruments as part of the E-commerce segment, which allow businesses to promote goods on the Yandex marketplace and beyond to a wider audience in addition to exploring opportunities across Yandex Ad Network and Search;
●	the quality of Yandex’s and partners’ services, including the relevance, objectivity and quality of the search results; the availability, accuracy, comfort and safety of the Mobility businesses; the assortment of goods offered on Yandex Market, the reliability of third-party sellers, delivery speed and convenience of the E-commerce and FoodTech businesses, and the quality of other services;

1 GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through the Yandex platform, including VAT.

2 GMV of E-commerce is defined as the value of all merchandise sold through the Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Delivery grocery service (delivered and paid for), including VAT.

3 GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders, delivered through the Yandex Eats and Delivery food delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

●	focus on strong partner relationships supporting the growth across each of the businesses as well as the well-being of Yandex’s partners, providing them with efficient ways of monetization through various services;
●	the demand for Yandex Plus, which combines a wide range of services (including Kinopoisk, Yandex Music and Bookmate) and benefits for users, connected by one-account, together with an increased focus on original content both online and offline; and
●	development of other businesses and products in Yandex Сloud, Alice and Devices and FinTech, as well as an improvement in market share on the back of increasing demand for Yandex services.

Operating Segments

As described elsewhere in this Annual Report, Yandex N.V. has entered into a definitive agreement to sell all of the group’s businesses in Russia and certain international markets. The businesses described below form part of the transaction perimeter and will not continue as part of the Yandex group following the completion of the proposed Sale. Those Target businesses are managed and reported on as part of the following operating segments:

●	Search and Portal, which includes Search, Geo, Weather and a number of other services;
●	E-commerce, Mobility and Delivery, which includes transactional online-to-offline businesses, which consist of (i) the mobility businesses, including ride-hailing, Yandex Drive, a car-sharing business, and scooters; (ii) the E-commerce businesses, including Yandex Market, multi-category e-commerce marketplace, Yandex Lavka, a hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery (the services earlier known as Delivery Club); and (iii) other O2O businesses, including Yandex Delivery, a middle and last-mile delivery service; Yandex Eats and Delivery, a ready-to-eat delivery from restaurants services; and Yandex Fuel, a contactless payment service at gas stations, and several smaller experiments;
●	Plus and Entertainment Services, including subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha, Bookmate and the production center Yandex Studio;
●	Classifieds, which includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel; and

Other Business Units and Initiatives, including a self-driving vehicles business referred to as Yandex SDG, Yandex Cloud and Yandex 360, Yandex Education (consisting of Practicum and other education initiatives), Devices and Alice, FinTech (including Yandex Pay and Yandex ID) and a number of other experiments as well as unallocated corporate expenses.

Certain changes have been made to the reporting segments, effective as of the start of 2024, including (i) the transfer of Edadeal from E-commerce, Mobility and Delivery to Search and Portal, and (ii) the transfer of Food Delivery from other O2O businesses to E-commerce businesses within E-commerce, Mobility and Delivery.

Key Trends Impacting Our Results of Operations

The key factors affecting the results of our operations reflect the current geopolitical and macroeconomic situation, including:

●	sanctions and export control restrictions introduced by a number of governments (including those of the United States, United Kingdom, Switzerland and European Union);
●	changes in the competitive landscape: including intensification of competition with local players (marketplaces, classifieds and others);
●	capital control measures adopted by the Russian authorities in response;
●	increases in inflation and interest rates;
●	currency exchange dynamics (see also “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk”); and

●	trends in consumption and real disposable income (the future development of which is hard to predict at this time).

According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia increased to 8.4% in 2021 and to 11.9% in 2022 and normalized back to 7.4% in 2023. The Central Bank of Russia forecasts that inflation in 2024 could drop further to 4.0-4.5%. Inflation rates dynamics influence our operating expenses and capital expenditures.

Yandex carefully follows the export control restrictions introduced by several countries, including the United States, the United Kingdom, Switzerland and the European Union, and is working closely with its vendors. None of the Yandex group companies operates in the sectors that have been specifically targeted. In July 2023, “Yandex Pay” was designated in Canada; such designation does not apply to Yandex N.V. or its other group companies or operations. Yandex continues to closely monitor developments in this regard.

Given the high level of uncertainty around future geopolitical developments and the macro environment, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage.

In addition to the impact of the current geopolitical and macroeconomic environment, other key trends influencing the group’s results of operations in the ordinary course include the following:

●	In the Search and Portal business:
o	ongoing improvement in the efficiency of advertising products as well as development of new advertising solutions (with a particular focus on small businesses and e-commerce businesses);
o	further integration of AI technologies into Yandex advertising solutions and products;
o	growth of search share on iOS; and
o	expansion of advertising inventory across the mobile platforms.
●	For the Mobility businesses:
o	continuous growth of demand for ride-hailing services;
o	undersupply of drivers and cars;
o	shifts in new vehicle supply on the market towards upper-class models;
o	rising purchase prices for new cars and higher maintenance costs for Yandex partners on the back of geopolitical and macroeconomic factors; and
o	further improvements in marketplace efficiency and increase of driver incentives to support the well-being of Yandex partners).
●	For the E-commerce and Delivery businesses:
o	increased promotional pressure by the key players;
o	greater focus on improvements in operational efficiency of delivery amid courier undersupply;
o	rapid growth of advertising revenue on the back of development of new products and solutions for merchants;
o	deeper cross-synergies between E-commerce and other services, including Plus and FinTech; and
o	increased focus on unit economics and improving operational efficiency of E-commerce.
●	For the Plus and Entertainment Services:
o	the increase in the base of subscribers and their retention supported by benefits across multiple Yandex services offered by subscription services;
o	changes to the content mix amid reduced availability of the major content, as well as the growing popularity of original content and its importance for the growth and the competitiveness of streaming platforms; and

o	the continuing growth of bundled subscriptions popularity, providing a wide range of services and benefits for users.

The businesses to be divested have diversified their operations in recent years from a principally advertising-based business into a comprehensive digital platform for consumers and businesses. The change in revenue mix (towards higher share of Ride-Hailing, E-commerce, Plus and Entertainment Services and other new opportunities with different margin profiles and stages of investments) remains an important driver of consolidated operating margin. Search and Portal revenues have decreased from 45.5% of total revenues in 2021 to 43.3% in 2022 and to 42.2% in 2023.

In the ordinary course of business revenues were impacted by some seasonal factors, including seasonal fluctuations in internet usage, the influence of public holidays and vacations and general seasonal demand fluctuations. As the current geopolitical situation continues to worsen, the uncertainty of seasonal trends and how they will impact the businesses throughout 2024 remains particularly unclear.

Key Recent Acquisitions

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, we entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 million (RUB 57,337 million at the exchange rate as of the closing date). The Agreement superseded and was in lieu of the call option Uber granted to us under a Framework Agreement dated September 7, 2021. The call option was exercisable until September 7, 2023. The transaction was accounted for as an equity transaction.

A further description of the acquisitions and their accounting implications can be found in Note 3 – “Business combinations and investment transactions” of our consolidated financial statements included elsewhere in this Annual Report.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2021	2022	2023
Revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	48.8	44.7	45.0
Product development	13.6	13.9	12.9
Sales, general and administrative	34.5	33.0	33.4
Depreciation and amortization	6.8	5.9	5.0
Goodwill impairment	—	—	0.1
Total operating costs and expenses	103.7	97.5	96.4
Income/(loss) from operations	(3.7)	2.5	3.6
Interest income	1.3	0.9	0.7
Interest expense	(1.0)	(0.7)	(1.4)
Gain on restructuring of convertible debt	—	1.8	—
Effect of the News and Zen deconsolidation	—	7.3	—
Income/(loss) from equity method investments	1.8	(0.2)	(0.2)
Other income/(loss), net	(0.3)	1.8	2.7
Income/(loss) before income tax expense	(2.0)	13.5	5.4
Provision for income taxes	2.1	4.4	2.7
Net income/(loss)	(4.1)%	9.1%	2.7%

Our consolidated income/(loss) from operations as a percentage of total revenues increased to an income of 3.6% and 2.5% in 2023 and 2022, respectively from a loss of 3.7% in 2021. The growth of margin in 2023 was mainly driven by solid performance across Search and Portal, Plus and Entertainment segments, as well as Devices and Alice segment, partly offset by the loss from operations associated with the impairment of intangible assets in 2023 and investments in the expansion of the group’s businesses and their future growth. The growth of margin in 2022 was mainly driven by the continuing improvement of the Search and Portal, E-commerce, Mobility and Delivery, and Devices and Alice segments’ profitability on the back of the increased operational efficiency and stricter cost control.

The table below presents information about the revenues of the reportable segments:

	2021	2022	2023
		(in millions of RUB)
Search and Portal	162,176	226,022	337,514
E-commerce, Mobility and Delivery	166,714	261,246	420,753
Plus and Entertainment	18,408	31,782	66,899
Classifieds	9,217	12,287	24,174
Other Business Units and Initiatives	26,822	48,784	82,734
Total segment revenues	383,337	580,121	932,074
Eliminations	(27,166)	(58,422)	(131,949)
Total revenues	356,171	521,699	800,125

The table below presents information about the adjusted EBITDA of the reportable segments:

	2021	2022	2023
		(in millions of RUB)
Search and Portal	81,259	120,503	172,950
E-commerce, Mobility and Delivery	(30,392)	(19,644)	(23,611)
Plus and Entertainment	(6,464)	(7,849)	2,944
Classifieds	1,864	1,111	423
Other Business Units and Initiatives	(14,471)	(29,844)	(56,794)
Total segment adjusted EBITDA	31,796	64,277	95,912
Eliminations	347	(135)	1,058
Total adjusted EBITDA	32,143	64,142	96,970

Eliminations represent the elimination of transactions between the reportable segments, including advertising agreements, brand royalties, use of data centers, sales of devices and others.

For a reconciliation between total adjusted EBITDA and net income/(loss) before income tax expense see Note 16 — “Information about segments & geographic areas” of our consolidated financial statements included elsewhere in this Annual Report.

Revenues

The following table presents consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Year ended December 31,
	2021			2022			2023
	RUB	% of Revenues		RUB	% of Revenues		RUB	% of Revenues

	(in millions of RUB, except percentages)
Service revenues	300,261	84%		429,701	82%		658,065	82%
Revenues related to sales of goods	55,910	16%		91,998	18%		142,060	18%
Total revenues	356,171	100%	%	521,699	100%	%	800,125	100%	%

Service revenues. Service revenues consist of online advertising revenues, revenues from the ride-hailing and logistics services, food delivery services, Plus and Entertainment services, car-sharing services, third party sales through the Yandex Market marketplace platform and other services. Service revenues increased by RUB 228,364 million, or

53.1% in 2023 and by RUB 129,440 million or 43.1% in 2022, year over year. The growth was mainly attributable to the following:

●	in respect of online advertising revenue - the solid performance of the core search business and the Yandex Advertising Network on the back of investments into the expansion of advertising inventory, along with development and efficiency improvements of certain ad-products and technologies;
●	in respect of ride-hailing and logistics services - a solid increase in the number of rides and a growing share of non-economy tariffs in ride-hailing segment, as well as the solid performance of logistics business;
●	in respect of the Yandex Eats businesses - a solid performance of the restaurants vertical and further development of the grocery business;
●	in respect of the Plus and Entertainment services - the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams.

Revenues related to sales of goods primarily represent revenues from goods sold through the marketplace platform, e-grocery revenue (specifically, Yandex Lavka, which uses a first-party (1P) business model and act as a direct retailer) and from the Devices and Alice business. Revenues related to sales of goods increased by RUB 50,062 million or 54.4% in 2023 and by RUB 36,090 million or 64.5% in 2022, year over year. The growth was primarily due to the FoodTech businesses, driven by hyperlocal grocery delivery service, Yandex Lavka, as well as increasing sales of devices and raising sales through the marketplace platform.

Operating Costs and Expenses

We classify operating costs and expenses as follows: cost of revenues, product development, sales, general and administrative expenses, depreciation and amortization.

Costs of revenues consists of cost of devices and other goods sold, traffic acquisition costs (TAC), cost of corporate ride-hailing and logistics services, logistics costs, content acquisition costs and outsource services, personnel expenses, content assets amortization and other cost of revenues.

TAC are the amounts paid to partners in the Yandex Advertising Network for serving Yandex online ads on their websites and to those partners who distribute Yandex products or otherwise direct search queries to Yandex websites. These amounts are primarily based on revenue-sharing arrangements. Some distribution partners are compensated on the basis of the number of installations of Yandex Browser or search apps. Yandex pays fees to its distribution partners on a non-refundable basis following the period in which the distribution fees are earned. Yandex does not have a standard term or termination provision that applies to agreements with distribution partners.

The following table presents the primary components of the cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Cost of service revenues	123,995	160,524	251,581
Cost of service revenues as a percentage of revenues	34.8%	30.8%	31.4%
including Traffic acquisition costs	25,669	34,692	56,759
Traffic acquisition costs as a percentage of revenues	7.2%	6.6%	7.1%
Cost of goods sold	49,957	72,695	108,452
as a percentage of revenues	14.0%	13.9%	13.6%
Total cost of revenues	173,952	233,219	360,033
as a percentage of revenues	48.8%	44.7%	45.0%

Traffic acquisition costs increased by RUB 22,067 million and by RUB 9,023 million in 2023 and 2022, respectively, compared to the prior years, as a result of solid growth in Yandex Advertising Network revenue for the period and costs related to distribution partners. As a percentage of total revenues, traffic acquisition costs increased to 7.1% in 2023 - primarily driven by the growing contribution of ad revenues related to the Yandex Advertising Network and decreased to 6.6% in 2022 from 7.2% in 2021, as a result of growth of non-advertising revenue as a percentage of total revenue and the corresponding decline in the share of online revenue related costs.

Other cost of service revenues increased by RUB 68,990 million or 54.8% and by RUB 27,506 million or 28%, respectively, compared to the prior years. The increase was primarily due to the growth of the cost of corporate ride-hailing and logistics services, growth of content acquisition costs and outsource services, related to our Plus and Entertainment services (in line with the growth of subscription revenue) and Mobility business (including messaging services expenses and vehicles maintenance); and growth of logistics costs due to the expansion of Yandex Market, FoodTech and Yandex Delivery.

Cost of goods sold increased by RUB 35,757 million and by RUB 22,738 million in 2023 and 2022, respectively, year over year, in line with the growth of the corresponding revenue.

Product development. Product development expenses consist primarily of personnel costs incurred for the research and development of the Yandex search engine, YandexGPT, YandexART and other technology platforms (such as Yandex Go, marketplace platform, self-driving vehicles business, classifieds platform and others). We also include rent and utilities attributable to office space occupied by development staff in product development expenses.

The following table presents product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Product development expenses	48,461	72,278	102,991
as a percentage of revenues	13.7%	13.9%	12.9%

Product development expenses increased by RUB 30,713 million or 42.5% and by RUB 23,817 million or 49.1% in 2023 and 2022, respectively, year over year. These increases were primarily due to increases in headcount and salaries in 2023 and 2022. Development personnel headcount increased from 9,192 as of December 31, 2021, to 10,708 as of December 31, 2022, and to 13,003 as of December 31, 2023.

Sales, general and administrative expenses include: expenses for personnel engaged in sales and promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in proportion to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; telecommunication services; travel expenses; legal and audit services; banking commission; and other expenses related to the group’s wider operating activities.

The following table presents sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	122,924	172,092	267,552
as a percentage of revenues	34.5%	33.0%	33.4%

Sales, general and administrative expenses increased by RUB 95,460 million or 55.5% and by RUB 49,168 million or 40% in 2023 and 2022, respectively, year over year. The increases were primarily due to a growth of personnel expenses (including share-based compensation) of RUB 33,544 million and RUB 21,356 million in 2023 and 2022, respectively, which supported GMV growth in respect of Yandex Market and the revenue growth of Search and Portal, Mobility, FoodTech, Plus and Entertainment services and Yandex Delivery.

Additional factors contributing to the overall increase in 2023 compared to 2022 were increases in advertising and marketing expenses; bank and payment systems commissions, reflecting an increase in the number of orders made through Yandex Market, FoodTech and in the number of rides in the Ride-hailing business; intangible assets impairment related to E-commerce, Mobility and Delivery segment; recruiting and training expenses; and other professional and outsourced services.

Additional factors contributing to the overall growth in 2022 compared to 2021 were increases in tax expenses other than income tax; bank and payment systems commissions, reflecting an increase in the number of orders made through Yandex Market, FoodTech and Yandex Delivery and in the number of rides in the Ride-hailing business; office rent and utilities expenses; and intangible assets impairment related to E-commerce, Mobility and Delivery segment.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of intangible assets.

The following table presents depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	24,111	30,874	39,952
as a percentage of revenues	6.8%	5.9%	5.0%

Depreciation and amortization expense increased by RUB 9,078 million or 29.4% and by RUB 6,763 million or 28.0% in 2023 and 2022, respectively, year over year. The growth was primarily due to: the increase of depreciation expense related to server and network equipment and infrastructure systems (primarily the result of investment in equipment); amortization expense related to technologies and licenses; depreciation expense related to finance; and acquisition-related intangible assets amortization expense.

Any depreciation of the Russian ruble may result in a material increase in capital expenditures and respective depreciation and amortization.

Share-based compensation. In the consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among the cost of revenues, product development expenses and sales, general and administrative expenses.

The following table presents aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Share‑based compensation expense	20,829	24,038	31,776
as a percentage of revenues	5.8%	4.6%	4.0%

Share-based compensation expense increased by RUB 7,738 million or 32.2% in 2023 compared to the prior year. The increase was primarily related to the changes in the fair value of Synthetic Options and Business Unit Equity Awards (equity-linked awards in respect of the various business units), which are expected to be settled in cash, and the material appreciation of the U.S. dollar against the Russian ruble. In 2023, we recognized our obligation to settle the Synthetic Options and Business Units Equity Awards as a liability based on our past practice of settlements in cash.

Share-based compensation expense increased by RUB 3,209 million or 15.4% in 2022 compared to the prior year. The growth was primarily related to settlement of the group’s Synthetic Options and Business Units Equity Awards in cash, which led to additional cost recognized in 2022.

In light of the ongoing trading halt in our Class A shares on Nasdaq, during 2022 and 2023 participants received cash compensation based on the appreciation in value of the business unit equity from the grant date to the exercise date instead of settlement in our Class A shares.

See Note 15 — “Share-based compensation” of the consolidated financial statements included elsewhere in this Annual Report.

Revenues and adjusted EBITDA by reportable segments

Revenues by reportable segment. Revenues attributable to the Search and Portal segment increased by RUB 111,492 million or 49.3% and by RUB 63,847 million or 39.4% in 2023 and 2022, respectively, year over year. This growth was mainly driven by the strong performance of the core search business and the Yandex Advertising Network underpinned by ongoing investment in the ad inventory expansion, as well as the development and efficiency improvement of ad-products and technologies. Search and Portal revenues accounted for approximately 42.2% of total revenues in 2023, compared with 43.3% in 2022 and 45.5% in 2021.

Revenues attributable to the E-commerce, Mobility and Delivery segment increased by RUB 159,507 million or 61.1% and by RUB 94,532 million or 56.7% in 2023 and 2022, respectively, year over year. The increase is primarily driven by E-commerce services (where Yandex Market was the largest contributor to growth, followed by Yandex Lavka) and Mobility. E-commerce, Mobility and Delivery revenues accounted for approximately 52.6% of total revenues in 2023, compared with 50.1% in 2022 and 46.8% in 2021.

E-commerce revenues (which represented 42.5% of the total segment revenues in 2023) increased by RUB 77,592 million or 76.7% and by RUB 40,667 million or 67.2% in 2023 and 2022, respectively, year over year. The increase was driven by the normalization of the 1P/3P revenue mix in Yandex Market and improvement of 3P take rates, as well as the growth of GMV on the back of the overall e-commerce market growth.

Mobility revenues increased by RUB 43,941 million or 36.0% and by RUB 36,566 million or 42.8% in 2023 and 2022, respectively, year over year. The increase was driven by the growing demand for the ride-hailing services in Russia, the larger share of non-economy tariffs, as well as the higher share of the corporate taxi business, which is recognized on a gross basis. For the purposes of assessing the business, “rides” are defined as the number of rides completed by the service users (riders) in a given period. Management uses this metric to assess the scale and frequency of usage of the platform and believes that it is the most useful metric for investors to measure the scale and usage of our platform. The number of rides for the years ended December 31, 2021, 2022 and 2023 were 2.4 billion, 3.1 billion and 3.6 billion, respectively.

Other O2O services revenues attributable to the E-commerce, Mobility and Delivery segment increased by RUB 41,246 million in 2023 compared to 2022 which delivered 93% year-on-year growth and by RUB 20,816 million, or 88.5% in 2022 compared to 2021 primarily driven by the growth of Yandex Delivery and Yandex Food Delivery, as well as the acquisition of Delivery Club in September 2022.

Revenues attributable to the Plus and Entertainment services segment increased by RUB 35,117 million or 110.5% and by RUB 13,374 million or 72.7% in 2023 and 2022, respectively, year over year. The increase was primarily driven by the growth of subscription revenue (which increased by 67% year-on-year) on the back of an expanding base of paid subscribers, changes in tariff mix and options, as well as solid trends in other revenue streams (including advertising, licensing, ticketing and other revenue categories). Plus and Entertainment services revenues accounted for approximately 8.4% of total revenues in 2023, compared with 6.1% in 2022 and 5.2% in 2021.

Revenues attributable to the Classifieds segment increased by RUB 11,887 million or 96.7% and by RUB 3,070 million or 33.3% in 2023 and 2022, respectively, year over year. The increase of the revenue in 2023 compared to 2022 is primarily due to the recovery of the car market, dealer base expansion and new projects: C2B buy-out and CM Finance. Classifieds revenues accounted for approximately 3.0% of total revenues in 2023, compared with 2.4% in 2022 and 2.6% in 2021.

Revenues attributable to the Other Business Units and Initiatives category increased by RUB 33,950 million or 69.6% and by RUB 21,962 million or 81.9% in 2023 and 2022, respectively, year over year. The growth was primarily driven by the Devices and Alice and Yandex Cloud revenues in 2023 and 2022. Other Business Units and Initiatives revenues increased to approximately 10.3% of total revenues in 2023, compared with 9.4% in 2022 and 7.5% in 2021.

Adjusted EBITDA by reportable segments. Adjusted EBITDA attributable to the Search and Portal segment increased by RUB 52,447 million, or 43.5%, from 2022 to 2023 and by RUB 39,244 million, or 48.3%, from 2021 to 2022. The increase in 2023 was mainly a result of the positive operating leverage effect driven by the strong performance of the core business and supported by positive impact of the segregation of corporate overheads. Adjusted EBITDA margin came to 51.2% in 2023 compared with 53.3% in 2022. The year-on-year margin dynamic mainly reflected investment into new products and technologies and related increases in personnel and marketing costs, as well as the low base effect in 2022 on the back of cost optimization.

Adjusted EBITDA losses attributable to the E-commerce, Mobility and Delivery segment expanded by RUB 3,967 million or 20.2% in 2023 compared to 2022 and narrowed by RUB 10,748 million or 35.4% in 2022 compared to 2021. The adjusted EBITDA loss in 2023 expanded primarily due to the growing scale of Yandex Market business and the higher investments into driver supply in Ride-Hailing, while adjusted EBITDA margin improved on the back of better operational efficiency in e-commerce generally and in the Food Delivery business. The improvement of adjusted EBITDA in 2022 was driven primarily by better operational efficiency across most of the key businesses included in the segment, as well as a group-wide focus on cash generation and stricter cost control, which included a hiring freeze, optimization of marketing expenses and other overheads.

Adjusted EBITDA/(loss) attributable to the Plus and Entertainment segment increased by RUB 10,793 million or 137.5% in 2023 compared to 2022 and decreased by RUB 1,385 million or 21.4% in 2022 compared to 2021. Adjusted EBITDA turned positive in 2023 due to the operating leverage effect on the back of the subscription revenue growth, which has more than offset investment into promotional activities on new products and regional launches and growing personnel expenses.

Adjusted EBITDA attributable to the Classifieds segment decreased by RUB 688 million or 61.8% and by RUB 753 million or 40.4% in 2023 and 2022, respectively, year over year. The primary reason for this in 2023 was the growth of advertising and marketing expenses, continuing investments in the long-term growth of businesses such as Yandex Travel and Yandex Realty, as well as personnel costs to support the development of those services. The primary factor contributing to the overall decrease of adjusted EBITDA in 2022 was the growth of advertising and marketing expenses, investments in Yandex Rent, as well as personnel costs to support the development of services.

Adjusted EBITDA loss attributable to the Other Business Units and Initiatives category increased by RUB 26,950 million or 90.3% and by RUB 15,372 million or 106.2% in 2023 and 2022, respectively, year over year. The loss increase in 2023 in absolute terms was mainly attributed to the unallocated corporate expenses from reportable segments recognized within the Other Business Units and Initiatives category (while these costs remain broadly unchanged as a percentage of total group’s revenue), investments into growth of the FinTech and Yandex SDG businesses, and development of other verticals, which was partially offset by a solid performance in Devices and Alice and Yandex Cloud in Russia and CIS. The loss increase in 2022 was primarily due to the segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA to Other Business Units and Initiatives category and higher investments in certain experimental growing businesses, such as Yandex SDG and FinTech, while the key businesses have demonstrated improvements in performance compared 2021: Devices and Alice and Yandex Cloud in Russia and CIS both became profitable in 2022.

Interest Income

Interest income is mainly generated from bank deposits and cash account balances. Interest income increased from RUB 4,723 million in 2022 to RUB 5,637 million in 2023 mainly due to the increase in applicable interest rates. Interest income remained relatively stable at RUB 4,723 million in 2022 and RUB 4,615 million in 2021.

Interest Expense

Interest expense is mainly generated from debt and financial lease liabilities. Interest expense increased to RUB 10,863 million in 2023 from RUB 3,396 million in 2022 mainly due to the conclusion of new debt facilities to finance operating activities as well as increases in interest rates.

Interest expense decreased to RUB 3,396 million in 2022 from RUB 3,711 million in 2021. This dynamic reflects a decrease in amortization of debt discount and interest expenses related to convertible debt and an increase in interest on the loan that was used to finance the convertible debt restructuring as well as increases in financial lease interest expenses.

Gain on restructuring of convertible debt

In June 2022, we completed the purchase of 93.2% in aggregate principal amount of our $1.25 billion 0.75% Convertible Notes due 2025. We have to date repurchased more than 99% in aggregate principal amount of our $1.25 billion 0.75% Convertible Notes due 2025 originally issued. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized. See Note 13 — “Debt” of our consolidated financial statements included elsewhere in this Annual Report.

Effect of the News and Zen deconsolidation

In September 2022, we completed the sale of the group's news aggregation platform and Zen, an infotainment service, together with the acquisition of 100% of the food delivery service Delivery Club. The transaction marked a strategic decision to exit from media businesses (other than entertainment streaming). As a result of the News and Zen deconsolidation, a gain in the amount of RUB 38,051 million was recognized. See Note 3 – “Business combinations and investment transactions” of our consolidated financial statements included elsewhere in this Annual Report.

Income/(loss) from equity method investments

Loss from equity method investments in the amount of RUB 1,602 million and RUB 929 million in 2023 and 2022, respectively, was mainly a result of certain investments in venture capital funds. Income from equity method investments in the amount of RUB 6,367 million in 2021 was represented by the RUB 3,354 million gain on the revaluation of investment in ClickHouse Inc. and RUB 3,014 million income from investments in venture capital funds.

Other Income/(Loss), net

The following table presents the components of other income/(loss), net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Other income/(loss), net	(1,217)	9,359	21,514
as a percentage of revenues	(0.3)%	1.8%	2.7%

Other income/(loss), net includes foreign exchange gains in the amount of RUB 235 million, RUB 9,393 million and RUB million 22,853 in 2021, 2022 and 2023, respectively.

Foreign exchange gain dynamics reflect changes in the ruble value (currently, the group’s functional currency) of monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar), as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in the Russian rubles.

Income Tax Expense

The following table presents income tax expense in absolute terms and effective tax rate for the periods presented:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB,
	except percentages)
Income tax expense	7,430	22,734	21,372
Effective tax rate	(102.9)%	32.3%	49.5%

Income tax expense decreased by RUB 1,362 million in 2023 and increased by RUB 15,304 million in 2022, year over year, primarily reflecting changes in taxable income. The effective tax rate increased by 17.2 and by 135.2 percentage points in 2023 and 2022, respectively, compared to the prior years. The effective tax rate differs from the statutory rate mainly as a result of the effects of differences in foreign tax rates of our subsidiaries (including reduced tax rates and effects of change in tax rates in certain subsidiaries), deferred tax asset valuation allowances, non-deductible stock-based compensation expenses, tax on dividends, statutory expenses not deductible for income tax purposes and tax provision recognized, as well as tax effects of the News and Zen deconsolidation in 2022.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” for additional information about income tax expense. A reconciliation of statutory income tax rate to the effective tax rate is set forth in Note 10 — “Income tax” of our consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources

The group’s principal source of liquidity is cash flows from its operating activity as well as credit facilities.

As of December 31, 2023, RUB 96,519 million was recorded in cash and cash equivalents. Cash equivalents mainly consist of bank deposits with original maturities of three months or less.

As of December 31, 2023, RUB 141,484 million of debt consisting mainly of loan facilities of RUB 127,233 million were recorded (for more details see Note 13 - "Debt" of our consolidated financial statements included elsewhere in this Annual Report). As of December 31, 2023 the businesses to be divested also had available unused limits under the following facilities: loan facilities in the amount of RUB 118,408 million, leasing facilities of RUB 16,688 million and overdrafts of RUB 15,000 million.

The businesses due to be divested have in place a reverse factoring program with certain banks whereby a bank acts as a paying agent and pays suppliers and marketplace sellers on the date the payables are due. The conditions assume that the finance provider makes payments with the right for the relevant business to delay from 60 to 365 days depending on the contract. As of December 31, 2023, liabilities under the reverse factoring programs were RUB 33,486 million. The available unused limit under reverse factoring programs as of December 31, 2023 was RUB 20,833 million.

The group’s main cash owtflows are as follows: working capital, acquisitions, repayment of debt and related interest payment and other general corporate activities. The businesses to be divested expect to continue to finance those projects mainly through operating cash flow and, to the extent required, through borrowings. Certain of the businesses to be divested are temporarily restricted from remitting funds in the form of cash dividends or loans by a variety of regulations and local statutory requirements. The dividends from the principal businesses to be divested to our parent Yandex N.V. are limited to the cumulative net profits of the operating businesses, calculated in accordance with local accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP. In addition, these dividends cannot result in negative net assets in the businesses to be divested or render them insolvent. Pursuant to applicable statutory rules, the amount that the principal operating businesses would be permitted to pay as a dividend to the company as of December 31, 2023 was approximately RUB 124,775 million.

Cash Flows

Set out below the summary of cash flows for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023

	(in millions of RUB)
Net cash provided by operating activities	9,293	41,688	70,282
Net cash (used in)/provided by investing activities	21,994	(22,738)	(106,943)
Net cash (used in)/provided by financing activities	(84,845)	(5,519)	41,843
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	511	(8,390)	8,248

Cash flows provided by operating activities.

The main sources of cash provided by operating activities are generated by Search, Portal and Mobility services. Additionally, cash is generated through sales of devices and other services. Cash is primarily used for payments to employees, the purchase of goods and content assets, and making payments to Yandex Advertising Network’s and certain distribution partners. Other uses of cash from operating activities include payments to suppliers for professional services, tax authorities for income taxes, and other general corporate expenditures.

Net cash provided by operating activities increased by RUB 28,594 million in 2023 and by RUB 32,395 million from in 2022, respectively, year over year. The increase mainly resulted from positive operating leverage effect in Search and Portal driven by solid trends in advertising revenue supported by savings related to reduced advertising and marketing expenses. In addition there was increased inflow from Mobility services driven by (i) the growth in the number of rides due to the improvement in the rider base and order frequency in Russia and fast growth of new users in CIS; and (ii) operational efficiency improvement and optimization of marketing expenses. Changes in operating assets and liabilities resulted in an outflow of RUB 20,459 million in 2023 and RUB 22,817 million in 2022 primarily due to changes in inventory, sales financing receivables, accounts receivables and content assets.

Cash flows (used in)/provided by investing activities.

Cash used in investing activities consists primarily of the acquisition of property and equipment (including the construction of new office building for a new headquarters for the businesses to be divested, purchasing networking equipment, and acquiring fulfillment and sort centers and scooters) and purchase of assets to be leased.

Net cash used in investing activities in 2023 amounted of RUB 106,943 million compared to net cash used in investing activities in 2022 of RUB 22,738 million. The change was mainly related to the increase in acquisitions of property, equipment and intangible assets by RUB 40,097 million, the purchase of assets to be leased by RUB 11,405 million, new loans granted by RUB 4,934 and a decrease in cash flows from maturities of term deposits (net of investment in term deposits) of RUB 23,455 million.

Net cash used in investing activities in 2022 amounted to RUB 22,738 million compared to net cash provided by investing activities in 2021 of RUB 21,994 million. The change was mainly related to maturities of term deposits and investments in term deposits in 2021 (in net amounts). Purchases of property and equipment and intangible assets increased by RUB 5,923 million in 2022 compared to 2021.

Cash used for acquisitions of businesses net of cash acquired in the amount of RUB 8,236 million in 2021 mainly related to the acquisitions: Axelcroft Group in February 2021 (RUB 7,228 million), Acropol Bank and other acquisitions (see Note 3 — “Business combinations and investment transactions” in the Notes to our consolidated financial statements included in this Annual Report).

Cash flows (used in)/provided by financing activities.

Net cash provided by financing activities in 2023 was RUB 41,843 million, consisting mainly of cash inflow from proceeds from the issuance of debt in the amount of RUB 227,151 million, cash outflows from repayment of debt in the amount of RUB 137,755 million and purchase of non-redeemable noncontrolling interests related to the acquiring of Uber’s entire remaining 29% interest in MLU B.V. for consideration in cash of $702.5 million (RUB 57,337 million at the exchange rate as of the closing date) (for more details see Note 3 - "Business combinations and investment transaction" of our consolidated financial statements included elsewhere in this Annual Report).

Net cash used in financing activities in 2022 was RUB 5,519 million, consisting mainly of cash outflows from repayment of convertible debt of RUB 49,560 million and cash inflow from proceeds from issuance of debt in the amount of RUB 50,666 million to fund the cash component of the Notes. Repayment of debt primarily refers to the repurchase of our convertible debt (for more details see Note 13 - "Debt" in the Notes to our consolidated financial statements included in this Annual Report).

Net cash used in financing activities in 2021 was RUB 84,845 million, consisting mainly of cash outflows from payment under the transaction with Uber of RUB 73,077 million.

Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents consists of positive effect in 2023 in the amount of RUB 8,248 million due to the depreciation of the Russian ruble in 2023 against the U.S. dollar and negative effect in 2022 in the amount of RUB 8,390 million due to the strengthening of the Russian ruble against the U.S. dollar in 2022. This effect reflects changes of USD denominated monetary assets in the Russian businesses to be divested and RUB denominated monetary assets in our other foreign businesses.

Off-Balance Sheet Items

The Yandex group does not currently engage in material off balance sheet financing arrangements, and does not have any material interest or obligation, including a contingent obligation, arising out of a variable interest, in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth contractual obligations as of December 31, 2023:

	Payments due by period
		Less than	One to three	Three to five	More than
	Total	one year	years	years	five years

	(in millions of RUB)
Debt	141,484	92,046	42,559	6,879	—
Operating lease obligations[1]	43,766	13,216	20,630	7,188	2,732
Finance lease obligations[2]	43,651	7,087	18,186	9,767	8,611
Non-cancelable streaming content related purchase obligations	7,194	5,623	1,120	451	—
Non-cancelable other purchase obligations[3]	26,745	12,196	12,231	1,492	826
Total contractual obligations	262,840	130,168	94,726	25,776	12,169

1 Includes lease obligations for corporate offices, warehouses, sorting centers, parking spots and cars.

2 Includes lease obligations for cars and warehouses

3 Obligations related to facility build-outs, utilities fees, agreements on the right to distribute the third-party content and other services.

For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on December 31, 2023. All amounts are shown excluded value added tax, where applicable.

Critical Accounting Policies, Estimates and Assumptions

The accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Tax Provisions

Significant judgment is required in evaluating uncertain tax positions and determining the appropriate income tax expense. FASB authoritative guidance on accounting for uncertainty in income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on tax audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax expense in the period in which such determination is made. The income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual taxes may be in excess of the estimated amount expensed to date and accrued as of December 31, 2023, due to ambiguities in, and the evolution of, local tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See “Risk Factors—Risks Related to Tax Matters—Changes in the tax systems in which the businesses to be divested operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our business, financial condition and results of operations.”

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

Business Combinations

The FASB authoritative guidance requires an allocation of the fair value of purchase consideration to the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of the future results of operations of the businesses to be divested. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management.

The purchase consideration that requires estimation of fair value is determined by valuation techniques which involve the use of significant estimates and assumptions determined by management.

Impairment of Goodwill

The carrying value of goodwill arising from business combinations is assessed on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include under-performance of the reporting segments compared with internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. We determine whether impairment has occurred by assigning goodwill to the reporting segment identified in accordance with the authoritative guidance, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. We generally measure the fair value of the reporting unit by considering discounted estimated future cash flows using an appropriate discount rate. Therefore, our judgment as to the future prospects of the retained business as well as those to be divested has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

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

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

In our Russian operating subsidiaries to be divested, foreign exchange gains and losses arise primarily on monetary assets and liabilities denominated in U.S. dollar, and in our foreign companies - denominated in rubles. Therefore, the exchange rate fluctuations of rubles versus U.S. dollar may significantly affect our results of operations. For example, if the U.S. dollar had been stronger/weaker by 20% relative to the value of the Russian ruble as of December 31, 2023 we would have recognized additional foreign exchange losses/gains before tax of RUB 2,279 million.

Furthermore, the revenues and expenses of the Russian businesses to be divested are primarily denominated in Russian rubles. However, a substantial portion of capital expenditures, as well as a portion of expenses denominated in a currency other than the Russian ruble, can be materially affected by changes in the dollar-ruble and euro-ruble exchange rates. In the event of a material appreciation of the U.S. dollar against the ruble, such as occurred in 2015, 2020, 2022 and 2023 the ruble equivalents of these U.S. dollar-denominated expenditures increase and negatively impact net income and cash flows.

The functional currency of our parent company, Yandex N.V., is the U.S. dollar. The functional currency of the group’s other businesses, including those businesses to be divested, which are incorporated in other countries is generally the respective local currency. The Russian ruble is currently the company’s reporting currency. The financial statements of the non-Russian entities are translated into rubles using the current rate method, where balance sheet items are translated into rubles at the period-end exchange rates and revenue and expenses are translated using a weighted average exchange rates for the relevant period. The resulting translation effects were recorded as part of accumulated other comprehensive income in the consolidated balance sheets and amounted to a loss of RUB 9,369 million, a gain of RUB 7,966 million and a loss of RUB 1,672 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Interest Rate Risk

The group is exposed to variability in cash flow primarily related to floating interest rate debt (for more details see Note 13 - "Debt" of our consolidated financial statements included elsewhere in this Annual Report). A part of the obligations bear floating interest rates based on the key rate of the Central Bank of Russia. Such businesses would have experienced an additional interest expense of approximately RUB 1,061 million on an annual basis as a result of a hypothetical increase in base rate by one percentage point over the current rate as of December 31, 2023. Since a linear dependence is applicable, a hypothetical increase in base rate by each additional percentage point would have caused the same additional interest expense of approximately RUB 1,061 million on an annual basis.

Item 6. Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of our non-executive directors and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
John Boynton	58	2025	2000	Non-Executive Chairman
Rogier Rijnja	61	2026	2013	Non-Executive Director
Charles Ryan	56	2026	2011	Non-Executive Director
Alexander Voloshin	68	2026	2010	Non-Executive Director
Alexey Yakovitsky	48	2027	2019	Non-Executive Director
Alexander Moldovan	73	2025	2021	Non-Executive Director
Andrey Betin	43	2027	2023	Non-Executive Director

With effect from the first closing of the proposed Sale transaction, Messrs. Betin, Moldovan, Voloshin and Yakovitsky will resign from the Board.

Mr. Boynton has been a non-executive director since 2000 and was appointed to serve as Chairman of the Board in 2016. He was a founding shareholder of Yandex and has served the Board in a number of capacities including Chairman of the Nominating and Governance Committee, Chairman of the Compensation Committee, and Member of the Audit Committee. He is a member of the National Association of Corporate Directors. He was co-founder of CompTek and InfiNet Wireless in Russia and has served as a founder, investor and/or board member in a variety of growth companies in technology, healthcare services, and real estate. He graduated with BA from Harvard College in 1988.

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

Mr. Ryan became a non-executive director of Yandex at the time of its initial public offering in 2011. A finance professional with 29 years of experience internationally, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG’s investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University. The Board of Directors has determined that Mr. Ryan meets the SEC criteria for an Audit Committee Financial Expert.

Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. As the leader of the Moscow International Financial Centre working group, Mr. Voloshin championed an overhaul to Russia’s corporate governance rules, helping to update guidance in line with global best practice. He served as Chairman of the Board of Directors of Uralkali from 2010 to 2014 and as Chairman of the Board and Independent Director at JSC Freight One from 2012 to 2023. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003 Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to Chief of Staff from 1997 to 1998. Mr. Voloshin has been Chairman of the Board at Moscow Business School Skolkovo since 2016. Also in 2016 he was elected Member of the Board of Directors of Genotek. In July 2020 Mr. Voloshin was elected Member of the Board of Directors of Analytical Credit Rating Agency (ACRA).In April 2021 was elected a member of the Board of Directors of "Etalon Group PLC". Also in September 2022 became a member of the Board of Directors of "Etalon Group company".

Mr. Yakovitsky has been a non-executive director of Yandex since 2019. He started his career in equity research at United Financial Group (UFG). He joined VTB Capital in 2008 as co-head of equities and head of research and served as its Moscow CEO from 2009 until Q1 2022. Mr. Yakovitsky has degrees from Moscow Lomonosov State University, Department of History, as well as from the Nelson A. Rockefeller College of Public Affairs and Policy (Albany, US).

Dr. Moldovan joined the Board in June 2021. Dr. Moldovan is Chairman of the Academic Council of the Vinogradov Institute and a full member of the Russian Academy of Sciences. He is one of the foremost experts on the history and evolution of the Russian language. His collaborations with Yandex date back more than 20 years when he worked with Arkady Volozh and Ilya Segalovich to develop the first National Russian Language Corpus on top of our core search platform.

Mr. Betin joined the Board in May 2023. Mr. Betin is a businessperson and former public official. Since February 2023, Mr. Betin works as Deputy General Director of the Autonomous Non-Profit Organization "Russia – country of opportunities" – an open platform for participation in all-Russian projects, learning new skills and realizing talents. From 2002 to 2013, Mr. Betin held various positions in commercial companies. From 2016 to 2017, he worked as Deputy General Director of Transengineering LLC, a part of the Summa Group. In 2017, he worked as First Vice-Rector for innovation in cooperation with industrial partners of the Moscow State University of Technology "STANKIN". From 2018 to February 2023, Mr. Betin worked in the administration of the Nizhny Novgorod region in central Russia and held the position of Deputy Governor of Nizhny Novgorod region. Since February 2023, Mr. Betin has held no governmental position. Mr. Betin graduated from the State Institute of Physical Culture and the Russian University of Economics named after G.V. Plekhanov (MBA program).

To our knowledge, there are no family relationships among any of the members of our board or senior management.

Following the resignations of two executive directors in 2022, these positions remain vacant. In the absence of executive directors, as matter of Dutch law, our Board of Directors collectively exercises executive authority over our company. The Board grants powers of attorney from time to time to company representatives as required, and supervises and directs the other members of management.

Compensation and Share Ownership of Executive Officers and Directors

In light of the trading halt in our Class A shares on Nasdaq, our Board of Directors approved an amendment of our outstanding equity incentive awards: in 2023 our participants received cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. Accordingly, no awards have vested from February 28, 2022 through the end of 2023, and participants instead received cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards.

The aggregate cash compensation paid or accrued in 2023 for members of our senior management, as a group, was RUB 1,607 million ($17.9 million), including cash compensation of RUB 989 million ($11.0 million), which was paid instead of the relevant vested equity awards. In addition, we granted an aggregate of 131,227 Synthetic Options and Business Unit Equity Awards during 2023 to the members of that senior management group. Synthetic Options and Business Unit Equity Awards will vest 25% after one year and the remaining part on a quarterly basis over three years. The Synthetic Options and Business Unit Equity Awards have ten-year terms.

Corporate Governance

The principal standing committees of our board of directors are the audit, compensation, nominating, corporate governance, investment, and public interest committees. We have adopted a charter for each of these committees. Following the first closing of the Sale, the committee structure and composition will be changed.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Rijnja. Each member satisfies the “independence” requirements of the Nasdaq listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our Board. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

●	making recommendations to our Board regarding the appointment by the shareholders of our independent auditors;
●	coordinating our Board’s oversight of the internal control over financial reporting, disclosure controls and procedures and code of conduct;
●	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
●	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
●	reviewing the independence and quality control procedures of the independent auditors;
●	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited consolidated and statutory financial statements with management;
●	periodically reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately with the independent auditors to discuss critical accounting policies, observations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management;
●	establishing procedures for an annual internal audit;
●	dealing with the internal audit matters and reviewing the findings of annual internal audits prepared by the internal auditors; and
●	attending to such other matters as are specifically delegated to our audit committee by our Board from time to time.

Compensation Committee

Our compensation committee currently consists of Messrs. Rijnja (chairperson) and Boynton, with one vacancy. Each member satisfies the “independence” requirements of the Nasdaq listing standards. The compensation committee assists the Board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated, although this position vacant at the time of this Annual Report. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

●	reviewing and making recommendations to the Board with respect to compensation of our executive and non-executive directors;
●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief financial officer and such other members of our management as it deems appropriate;
●	overseeing the evaluation of our management;
●	reviewing periodically and making recommendations to our Board with respect to any incentive compensation and equity plans, programs or similar arrangements;
●	exercising the rights of our Board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and
●	attending to such other matters as are specifically delegated to our compensation committee by the Board from time to time.

Nominating Committee

The nominating committee currently consists of five members: Messrs. Boynton (chairperson), Betin, Rijnja, Voloshin and Moldovan. Each member satisfies the “independence” requirements of the Nasdaq listing standards. The committee has formed two subcommittees:

●	Subcommittee I consists of one director with a Russian passport and residency (Mr. Moldovan), one designated director (Mr. Betin) and one other director (Mr. Boynton). Subcommittee I will recommend to our Board for nomination four directors (the “Class I Directors”), who will then be subject to the approval of our Board as a whole. The designated director will have the right to veto any candidates for such slots, provided that the exercise of such veto has first been approved by the Public Interest Foundation. The current Class I Directors on the Board are Charles Ryan and Alexander Moldovan, with two such seats currently vacant;
●	Subcommittee II consists of three directors (Messrs. Boynton, Rijnja and Voloshin) who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”); the designated directors will have no right of veto over candidates for these seats. Our Board must adopt the recommendations of candidates recommended by Subcommittee II, unless our Board votes by a supermajority of ten directors (subject to adjustment for Board vacancies) to reject such recommendation.

Corporate Governance Committee

Our corporate governance committee currently consists of Messrs. Boynton (chairperson), Voloshin, and Rijnja. Each member satisfies the “independence” requirements of the Nasdaq listing standards. The corporate governance committee assists the Board in developing our corporate governance guidelines. The corporate governance committee is also responsible for making recommendations to the Board regarding the composition of certain committees of the Board and for overseeing the company’s policies and initiatives with respect to environmental, social and governance matters; and for overseeing the evaluation of the Board.

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

Employment Agreements

Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under local law. The employment agreements generally contain non-competition and non-solicitation provisions, although we understand that such provisions are generally unenforceable under local law in certain jurisdictions.

Employees

The following table indicates the composition of the group’s workforce as of December 31 in each year presented:

	2021	2022	2023
Businesses to be divested	18,004	19,985	25,127
Continuing operations	—	865	1,234
Total	18,004	20,850	26,361

	2021	2022	2023
Product development	9,192	10,708	13,003
Sales, general and administration	7,956	9,204	12,364
Cost of sales	856	938	994
Total	18,004	20,850	26,361

Yandex also typically employs several thousand contract workers on a part-time basis which are not reflected in the table above, and the numbers of such contract workers generally vary in line with the numbers of full-time staff.

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are good.

Employee Plan

We grant equity awards in the form of restricted shares units (“RSUs”) under our 2016 Equity Incentive Plan (the “2016 Plan”) (“Company Awards”). Our 2016 Plan was approved at our 2016 annual general meeting of shareholders on May 27, 2016 and replaced our Forth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”). However, there remain unexercised grants under our 2007 Plan. The total number of shares available for issuance under the 2016 Plan is equal to 20% of the aggregate number of Class A and Class B shares outstanding from time to time.

Additionally, the 2016 Plan provides employees of several business units the opportunity to receive synthetic option awards in respect of relevant business units (the “Synthetic Options and Business Unit Equity Awards”) and a linked RSU award.

Plan administration. Our Board or its compensation committee administers the 2016 Plan. Although the 2016 Plan sets forth certain terms and conditions of the equity awards, our Board or its compensation committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, and form of payment upon exercise.

Eligibility. We may grant awards to employees and directors of and consultants to our company and its subsidiaries. With respect to Synthetic Options and Business Unit Equity Awards, we may grant awards to employees, officers, members of the Board, advisors and consultants of such business units.

Exercise price and term of equity awards. With respect to Synthetic Options and Business Unit Equity Awards, the exercise price of options shall be determined from time to time by the Board (following consultation with an independent valuation expert). RSU awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the grantee’s relationship with Yandex has not terminated.

Vesting schedule. The notice of grant specifies the vesting schedule. Awards generally vest over a four-year period, with one year cliff or one-sixteenth vesting each quarter. When a grantee’s employment or service is terminated, the grantee may generally exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by the plan’s administrator.

Amendment and Termination.  Our Board may at any time amend, suspend or terminate the 2016 Plan. Prior to any such amendment, suspension or termination, the Board must first make a determination that share options already granted will not be adversely affected. Unless terminated earlier, the 2016 Plan will continue in effect until May 2026.

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

In January 2023, the company extended this program into 2023 and modified the terms of the Yandex N.V. RSU awards to exchange the portion of outstanding awards that would otherwise have vested in 2023 year for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged. The replacement cash payments are payable in accordance with the original 2023 vesting schedules of the exchanged RSUs.

Item 7. Major Shareholders and Related Party Transactions.

The following table contains information concerning each of our directors and each shareholder known by us to beneficially own more than five percent of each class of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that were exercisable as of February 15, 2024. The percentage of beneficial ownership is based on 325,783,607 Class A shares and 35,698,674 Class B shares outstanding as of February 15, 2024. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Yandex N.V., Schiphol Boulevard 165 Schiphol P7 1118 BG, the Netherlands.

	Shares Beneficially Owned as of February 15, 2024
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Continuing Directors:
John Boynton(2)	129,794	*	—	—	*	*
Rogier Rijnja(3)	4,251	*	—	—	*	*
Charles Ryan(4)	49,504	*	—	—	*	*
Directors scheduled to resign with effect from First Completion of the Sale:
Andrey Betin	—	*	—	—	*	*
Alexander Moldovan(5)	1,262	*	—	—	*	*
Alexander Voloshin(6)	81,780	*	—	—	*	*
Alexey Yakovitsky(7)	11,284	*	—	—	*	*
All directors as a group (7 persons)(8)	277,875	0.09%	—	—	0.04%	0.08%
Principal Shareholders:
LASTAR Trust(9)	32,656	0.01%	30,786,700	86.24%	45.10%	8.53%
Vladimir Ivanov	7,143,756	2.19%	3,318,884	9.30%	5.91%	2.89%
FMR LLC(10)	17,937,178	5.51%	—	—	2.63%	4.96%
Total shares held by directors and 5% holders	25,391,465	7.80%	34,105,584	95.54%	53.68%	16.46%

*	Represents beneficial ownership of less than one percent of such class.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share. The percentage of total voting power does not take into account the rights of the holder of the Priority Share. See “Information of the Company — Governance Structure.”
(2)	Includes (a) 60,000 Сlass A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 57,013 Class A shares held by the John W. Boynton IV Trust of 2006, and (c) 12,781 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(3)	Consists of 4,251 vested restricted share units in respect of Class A shares.
(4)	Consists of 49,504 vested restricted share units in respect of Class A shares.
(5)	Consists of 1,262 vested restricted share units in respect of Class A shares.
(6)	Consists of 81,780 vested restricted share units in respect of Class A shares.
(7)	Consists of 11,284 vested restricted share units in respect of Class A shares.

(8)	Includes 160,862 vested restricted share units in respect of Class A shares.
(9)	LASTAR Trust, a family trust established by Mr. Volozh in December 2019. Includes (a) 30,786,700 Сlass B shares held by Highvern Cayman Limited, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family and (b) options to purchase 32,656 Class A shares.
(10)	The number of shares reported is based solely on the Schedule 13G filed by FMR LLC on February 9, 2024 and represents its beneficial ownership as of December 31, 2023. The principal business office of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

Holdings by U.S. Shareholders

As of February 15, 2024, there was one holder of record of Class A shares (Cede & Co., as nominee for DTC) located in the United States, which held approximately 100% of our outstanding Class A shares by number, which represented approximately 47.55% of our outstanding shares by voting power.

Related Party Transactions

None.

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

Our Class A shares remain subject to a trading halt on Nasdaq. In March 2023, we received a notification from the Listing Qualifications Staff of Nasdaq citing their intention to delist our shares from the Nasdaq Global Select Market. We appealed this decision and in late April 2023, a hearing was held before the Nasdaq Hearings Panel. On June 6, 2023, we received notification of the Hearings Panel’s decision to grant our request to continue the company’s listing on Nasdaq, subject to certain conditions related to the timing and implementation of the proposed Sale.

In June 2014, our Class A ordinary shares were admitted to trading on Moscow Exchange (MOEX) and are currently listed in the Listing A Level 1, top quotation list on MOEX, under the symbol “YNDX”. As a result of legal restrictions in Russia on sales by non-domestic holders, as well as actions taken in the international clearing systems, there is no flow of shares between the US and Russia, and therefore trading in our shares on the MOEX remains limited. Some non-Russian investors are currently not permitted to trade our shares on that market. We will apply to terminate the listing of our Class A shares on MOEX in the coming weeks, which will become effective in connection with the second closing of the Sale.

Item 10. Additional Information.

Memorandum and Articles of Association

We incorporate into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-173766) originally filed with the SEC on April 28, 2011, as amended. Our articles of association were amended as of May 21, 2012, May 22, 2013, May 23, 2014, May 22, 2015, June 1, 2016 and December 23, 2019. As part of the Sale, our articles of association will be amended again with effect from first closing, as approved by our shareholders in March 2024.

Material Contracts

Sale transaction

Share Purchase Agreement

On February 4, 2024, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Closed-end Mutual Investment Fund “Consortium First”, a closed-end mutual investment fund under the trust management of JSC Solid Management, a joint stock company incorporated under the laws of the Russian Federation (the “Purchaser”), relating to the sale (the “Divestment”) of IJSC “Yandex”, an international joint stock company incorporated under the laws of the Russian Federation (the “Divestment HoldCo”). Prior to completion of the Divestment, Divestment HoldCo will be the ultimate holding company of the Group’s operations in the Russian Federation and further operations elsewhere in the CIS and certain international markets (“Yandex Russia”).

Pursuant to the Share Purchase Agreement, the Company has agreed to sell its entire equity interest in the Divestment HoldCo for total consideration of RUB 475 billion (to be satisfied in a combination of cash and the Company’s own shares (the “Consideration Shares”)). The consideration amount gives effect to a 50% discount to fair value of the assets to be divested, as currently required under Russian law. The Company understands that the Purchaser will acquire the Consideration Shares through bilateral arrangements with and public offers to current shareholders in Russia whose Company shares are recorded within the Russian securities infrastructure (the “Consideration Shares Acquisitions”).

The Divestment will be implemented in two closings. At the initial closing (“First Completion”), the Company will sell a controlling stake in the Divestment HoldCo to the Purchaser for a combination of cash and Consideration Shares. First Completion is conditional upon, among other things, the satisfaction of customary conditions. Following First Completion, the Purchaser will complete the Consideration Shares Acquisitions. At the second (and final) closing (“Second Completion”), any such further Consideration Shares acquired by the Purchaser will be transferred to the Company in consideration for the transfer of the remaining shareholding in the Divestment HoldCo, with the balance of the transaction consideration, if any, to be paid in additional cash by the Purchaser. The Share Purchase Agreement contains customary warranties and covenants of each of the parties thereto.

In addition, in connection with the Divestment and as contemplated by the Share Purchase Agreement, the Company has sold 14,166,665 ordinary shares in the capital of Divestment HoldCo (the “Pre-Completion Sale Shares”), constituting 3.73% of the entire issued share capital in the Divestment HoldCo, for cash to Yandex.Technologies LLC, a Russian subsidiary of Divestment HoldCo, to serve as an equity incentive pool for the Target group.

First Completion is expected to take place imminently and in any event during the first half of 2024. Pursuant to the terms of the Share Purchase Agreement, Second Completion will occur as soon as reasonably practicable following the date of First Completion, and in any event no later than approximately seven weeks after the First Completion.

Deed of Amendment to the SPA

On March 28, 2024, pursuant to a deed of amendment to the Share Purchase Agreement, the Company and the Purchaser agreed to amend certain terms of the Share Purchase Agreement. In particular, and in addition to certain clarificatory amendments, the parties agreed to extend the longstop date for the satisfaction or waiver (as applicable) of all closing conditions for First Completion until April 30, 2024. The parties expect to agree a further short extension of the longstop date prior to such date.

Deed of Undertaking

On February 4, 2024, the Company and the Divestment HoldCo entered into a deed of undertaking (the “Deed of Undertaking”) pursuant to which the Company has agreed to certain non-compete, non-solicitation and non-hiring obligations for a period of five (5) years following the First Completion.

In connection with the Divestment, the Company will retain a portfolio of certain international businesses and other non-Russian assets (the “International Businesses”), including, in particular: (i) Nebius AI; (ii) Toloka AI; (iii) Avride; and (iv) TripleTen.

Pursuant to the Deed of Undertaking, the Company and its affiliates will be permitted to operate the International Businesses, including any development or natural evolution of the International Businesses, globally (save for in Russia and Belarus) at any time, provided that during the five (5) year non-compete period, the Company shall not engage in or otherwise be concerned with: (i) the principal businesses of Yandex Russia, as conducted at First Completion, in any territory worldwide (a “Restricted Business”); or (ii) any development or natural evolution of the International Businesses outside of their original scope, if such business develops in a way as to be engaged or otherwise concerned with a Restricted Business. Furthermore, the Company agreed that the Company and its affiliates, for a period of five (5) years following First Completion, shall not solicit, attempt to solicit, engage or hire or attempt or engage or hire any employee of the Yandex Russia businesses to work for the Company or its affiliates. The restrictions apply, subject to certain exceptions, to certain individuals who were employed by the Yandex Russia businesses in the 12 months prior to First Completion or who are subsequently hired within the three (3) years post-First Completion.

Convertible debt

In the first quarter of 2020, we issued and sold $1.25 billion in aggregate principal amount of 0.75% convertible senior notes due 2025, to institutional investors that are not U.S. persons, outside the United States, in reliance on Regulation S under the U.S. Securities Act of 1933, as amended.

On March 7, 2022, the convertible notes’ delisting event condition was triggered as a result of the trading of our Class A shares on Nasdaq having been suspended for at least five trading days. Following a restructuring of these obligations, we have to date repurchased a total of over 99% of the aggregate principal amount of the convertible notes for a combination of cash and Class A shares. The terms and conditions of our convertible notes, as amended, provided that the final maturity date would be September 13, 2022. Of the $1,239.4 million of our convertible notes’ principal amount repurchased, the notes in an aggregate principal amount of $1,175.4 million have been surrendered to the principal paying, transfer and conversion agent for cancellation and have been subsequently cancelled, and the remainder, an aggregate principal amount of $64.0 million, continue to be held by us and are not yet capable of being cancelled due to certain restrictions imposed by the clearing systems through which our convertible notes are held.

We remain committed to satisfying our obligations on the remaining convertible notes and have available resources to do so.

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, we entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 million (RUB 57,337 million at the exchange rate as of the closing date). The Agreement superseded and was in lieu of the call option Uber granted to us under a Framework Agreement dated September 7, 2021. The transaction was accounted for as an equity transaction.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s principal executive officer and principal financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2023, the company’s principal executive officer and principal financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our principal executive officer and principal financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that as of December 31, 2023, our internal control over financial reporting was effective.

There has been no change in the company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Joint-Stock Company “Technologies of Trust – Audit”, our independent registered public accounting firm, as stated in its report, which appears on page F-2 of this Annual Report.

Item 16A. Audit Committee Financial Expert.

Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors.

Item 16B. Code of Ethics.

We have adopted a written code of ethics that applies to our Board, all of our employees, including our principal executive and principal financial officers, and any of the company’s direct and indirect subsidiaries. A copy of the code of ethics, which we refer to as our “Code of Business Ethics and Conduct”, is available on our website at ir.yandex.com/documents.cfm. Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of Joint-Stock Company “Technologies of Trust - Audit” (before June 2022 named AO PricewaterhouseCoopers Audit), our independent registered public accounting firm, or its affiliates billed to us for 2022 and 2023 fiscal years, respectively:

	2022	2023

	(RUB in million)
Audit Fees(1)	187	207
All Other Fees(2)	9	7
Total Fees	196	214

(1)	Audit fees for 2023 and 2022 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	All other fees relate to advisory services.

Pre-Approval Policies for Non-Audit Services

The audit committee pre-approved all of the non-audit services performed for us by JSC “Technologies of Trust - Audit” during 2023.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable listing standards.

Item 16K. Cybersecurity.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks, the risk of intellectual property theft, fraud, harm to employees or third parties with which we conduct business and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business are identified and addressed through a multi-faceted approach that consists of robust information technology security, testing of our information systems and third-party assessments. To defend against, detect and respond to cybersecurity incidents, we, among other things, conduct regular monitoring of our environment by our internal security tools, conduct employee trainings, monitor emerging laws and regulations related to data protection and information security and implement appropriate changes.

Consistent with our cybersecurity risk management policies and controls, we have processes in place for: (i) regular vulnerability scanning and technical monitoring of our systems, (ii) detection and analysis of cybersecurity incidents that present risk of unauthorized access to company assets, (iii) containment, eradication and data recovery, and (iv) post-incident analysis. Such incident responses are overseen by leaders from our information technology, finance, legal and compliance teams.

Cybersecurity events and data incidents are evaluated, assessed based on severity and prioritized for response and remediation. Under our incident response plan and related policies, incidents are evaluated to determine materiality as well as operational and business impact and reviewed for privacy impact. Our team of cybersecurity professionals then collaborate with technical and business stakeholders to further analyze the risk to the company, and form detection, mitigation and remediation strategies. As part of the above processes, we regularly engage external consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management team. Our board of directors has delegated responsibility to the Audit Committee for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive regular updates from senior management, including leaders from our information technology, legal and compliance teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, information on how management is addressing and/or mitigating those risks, cybersecurity incidents (if any) and status on key information security initiatives.

Despite our cybersecurity efforts, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business. For a discussion of cybersecurity risks applicable to us, see the section headed “Risk Factors”.

YANDEX N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yandex N.V. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 19 to the consolidated financial statements, on February 4, 2024, the Company entered into a share purchase agreement with “Consortium First”, relating to the sale of 100% interest in IPJSC “Yandex”, a subsidiary of the Company consolidating all of the Group’s assets and operations in Russia and certain international markets, which form the divestment perimeter (“the Sale”). If the Sale is not completed, the Company may face difficulties with financing and other risks as further explained in Note 19, which raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 19. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Acquisition of Uber’s remaining interest in MLU B.V.

As described in Note 3 to the consolidated financial statements, on April 21, 2023, the Company entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 million (RUB 57,337 million at the exchange rate as of the closing date). Management accounted for the transaction as an equity transaction and reduced the amount of the non-controlling interest and additional paid-in capital by RUB 23,524 million and RUB 35,459 million, respectively, as well as increased the amount of the accumulated other comprehensive income by RUB 1,646 million.

The principal considerations for our determination that performing procedures relating to the acquisition of Uber’s remaining interest in MLU B.V is a critical audit matter are the complexity and judgement exercised by the Company’s management in assessing the accounting treatment of this transaction, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained relating to whether the transaction attributes were appropriately analysed and accounted for by the Company’s management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s financial reporting process, including controls over significant transactions accounting and the related disclosures. These procedures also included, among others (i) evaluating the appropriateness of the accounting treatment of the transaction and judgement related to determination of the consideration; (ii) testing the management’s calculations of the effects on additional paid-in capital, other comprehensive income/(loss) and non-controlling interest; and (iii) testing the completeness and accuracy of the related disclosures.

/s/ Joint-Stock Company “Technologies of Trust – Audit”

Moscow, Russian Federation
April 26, 2024

We have served as the Company’s auditor since 2021.

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2022	2023	2023
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	83,131	96,519	1,076.2
Accounts receivable, less allowance for doubtful accounts of RUB 4,169 and RUB 5,448, respectively	4	58,014	85,444	952.7
Sales financing receivable		5,738	21,916	244.4
Prepaid expenses		16,968	19,818	221.0
Inventory		28,220	21,276	237.2
Funds receivable		8,290	13,178	146.9
VAT reclaimable		22,602	29,560	329.6
Other current assets	4	16,971	23,184	258.4
Total current assets		239,934	310,895	3,466.4
Property and equipment	7	127,706	193,918	2,162.1
Operating lease right-of-use assets	8	28,646	35,522	396.1
Intangible assets	9	31,766	28,361	316.2
Content assets	11	16,844	26,625	296.9
Goodwill	9	143,778	142,840	1,592.6
Equity method investments		2,118	731	8.2
Investments in non-marketable equity securities		6,746	8,278	92.3
Deferred tax assets	10	3,904	9,723	108.4
Other non-current assets	4	15,277	29,735	331.5
Total non-current assets		376,785	475,733	5,304.3
TOTAL ASSETS		616,719	786,628	8,770.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	122,816	193,448	2,156.8
Debt, current portion	13	21,306	92,046	1,026.3
Income and non-income taxes payable	4	28,137	39,362	438.9
Deferred revenue		15,585	22,805	254.3
Total current liabilities		187,844	347,661	3,876.3
Debt, non-current portion	13	29,885	49,438	551.2
Deferred tax liabilities	10	5,473	11,463	127.8
Operating lease liabilities	8	17,609	25,556	284.9
Finance lease liabilities	8	21,185	27,600	307.7
Other accrued liabilities		16,545	28,618	319.2
Total non-current liabilities		90,697	142,675	1,590.8
Total liabilities		278,541	490,336	5,467.1
Commitments and contingencies	12
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	14	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674 and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674, and Class C: nil)	14	282	282	3.1
Treasury shares at cost (Class A: 558,663)		(1,393)	(1,393)	(15.5)
Additional paid-in capital		119,464	87,235	972.6
Accumulated other comprehensive income		24,258	16,575	184.9
Retained earnings		173,697	193,577	2,158.3
Total equity attributable to Yandex N.V.		316,308	296,276	3,303.4
Noncontrolling interests		21,870	16	0.2
Total shareholders’ equity		338,178	296,292	3,303.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		616,719	786,628	8,770.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023	2023
		RUB	RUB	RUB	$
Revenues	4	356,171	521,699	800,125	8,921.2
Operating costs and expenses:
Cost of revenues(1)		173,952	233,219	360,033	4,014.3
Product development(1)		48,461	72,278	102,991	1,148.3
Sales, general and administrative(1)		122,924	172,092	267,552	2,983.0
Depreciation and amortization		24,111	30,874	39,952	445.5
Goodwill impairment	9	—	—	1,136	12.7
Total operating costs and expenses		369,448	508,463	771,664	8,603.8
Income/(loss) from operations		(13,277)	13,236	28,461	317.4
Interest income	4	4,615	4,723	5,637	62.9
Interest expense		(3,711)	(3,396)	(10,863)	(121.1)
Gain on restructuring of convertible debt	13	—	9,305	—	—
Effect of the News and Zen deconsolidation	3	—	38,051	—	—
Income/(loss) from equity method investments		6,367	(929)	(1,602)	(17.9)
Other income/(loss), net	4	(1,217)	9,359	21,514	239.8
Income/(loss) before income tax expense		(7,223)	70,349	43,147	481.1
Income tax expense	10	7,430	22,734	21,372	238.3
Net income/(loss)		(14,653)	47,615	21,775	242.8
Net income attributable to noncontrolling interests		(16)	(8,150)	(1,905)	(21.3)
Net income/(loss) attributable to Yandex N.V.		(14,669)	39,465	19,870	221.5
Net income/(loss) per Class A and Class B share:
Basic	2	(40.48)	107.24	53.58	0.60
Diluted	2	(40.48)	82.53	53.26	0.59
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	362,386,669	368,020,254	370,839,686	370,839,686
Diluted	2	362,386,669	377,020,285	373,059,228	373,059,228
(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	479	593	906	10.1
Product development	11,504	13,831	16,985	189.4
Sales, general and administrative	8,846	9,614	13,885	154.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2021	2022	2023	2023
		RUB	RUB	RUB	$
Net income/(loss)		(14,653)	47,615	21,775	242.8
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		(1,672)	7,966	(9,369)	(104.5)
Reallocation adjustment, net of tax of nil	4	—	—	1,646	18.4
Total other comprehensive income/(loss)		(1,672)	7,966	(7,723)	(86.1)
Total comprehensive income/(loss)		(16,325)	55,581	14,052	156.7
Total comprehensive income attributable to noncontrolling interests		(74)	(8,051)	(1,865)	(20.8)
Comprehensive income/(loss) attributable to Yandex N.V.		(16,399)	47,530	12,187	135.9

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2021	2022	2023	2023
		RUB	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		(14,653)	47,615	21,775	242.8
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	7	18,162	23,243	29,432	328.2
Amortization of intangible assets	9	5,949	7,631	10,520	117.3
Amortization of content assets	11	6,386	8,944	9,138	101.9
Operating lease right-of-use assets amortization and the lease liability accretion	8	11,223	14,391	14,022	156.3
Amortization of debt discount and issuance costs		2,070	585	—	—
Share-based compensation expense (excluding cash settled awards of nil, RUB 17,041 and RUB 23,067, respectively)		20,829	6,996	8,710	97.1
Deferred income tax expense/(benefit)		(5,163)	4,569	598	6.7
Foreign exchange gains	4	(235)	(9,393)	(22,852)	(254.8)
Loss/(income) from equity method investments		(6,367)	929	1,602	17.9
Gain on restructuring of convertible debt	13	—	(9,305)	—	—
Effect of the News and Zen deconsolidation	3	—	(38,051)	—	—
Impairment of long-lived assets	9	—	3,644	7,539	84.1
Provision for expected credit losses		1,249	2,799	5,171	57.7
Other		(458)	(92)	5,086	56.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(19,260)	(15,905)	(28,755)	(320.6)
Prepaid expenses		(8,344)	(4,466)	(1,065)	(12.0)
Inventory		(4,756)	(18,310)	3,812	42.5
Accounts payable, accrued and other liabilities and non-income taxes payable		22,641	49,698	48,301	538.4
Deferred revenue		3,806	5,254	6,466	72.1
Other assets		(3,736)	(9,092)	(2,886)	(32.2)
VAT reclaimable		(5,865)	(9,228)	(6,404)	(71.4)
Funds receivable		(3,890)	(2,246)	(4,414)	(49.2)
Sales financing receivable		(266)	(5,472)	(18,409)	(205.3)
Content assets	11	(11,740)	(11,989)	(18,719)	(208.7)
Content liabilities		1,711	(1,061)	1,614	18.0
Net cash provided by operating activities		9,293	41,688	70,282	783.4
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(44,621)	(50,544)	(90,641)	(1,010.6)
Purchase of assets to be leased		—	(1,408)	(12,813)	(142.9)
Acquisitions of businesses, net of cash acquired	3	(8,236)	(820)	—	—
Net cash acquired as a result of the News and Zen deconsolidation and the acquisition of Delivery Club	3	—	1,795	—	—
Investments in marketable equity securities		(10,604)	—	—	—
Bank deposits and loans to customers		—	—	(1,982)	(22.1)
Proceeds from sale of marketable equity securities		6,163	5,859	—	—
Investments in term deposits		(264,151)	(3,395)	(6)	(0.1)
Maturities of term deposits		345,474	27,004	160	1.8
Loans granted		(1,546)	(1,224)	(6,158)	(68.6)
Proceeds from repayments of loans		1,667	480	3,623	40.4
Other investing activities		(2,152)	(485)	874	9.7
Net cash provided by/(used in) investing activities		21,994	(22,738)	(106,943)	(1,192.4)

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2021	2022	2023	2023
		RUB	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	13	—	50,666	227,151	2,532.7
Repayment of debt	13	—	(49,560)	(137,755)	(1,536.0)
Proceeds from overdraft borrowings		2,941	—	—	—
Repayments of overdraft borrowings		(397)	(2,940)	—	—
Purchase of non-redeemable noncontrolling interests	3	(73,077)	—	(57,337)	(639.3)
Payment of contingent consideration and holdback amount		(6,073)	(635)	(299)	(3.3)
Repurchases of ordinary shares		(6,966)	—	—	—
Proceeds from exercise of share options		1,153	—	—	—
Bank deposits and liabilities		—	—	19,002	211.9
Payment for finance leases		(737)	(1,660)	(3,245)	(36.2)
Other financing activities		(1,689)	(1,390)	(5,674)	(63.2)
Net cash provided by/(used in) financing activities		(84,845)	(5,519)	41,843	466.6
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		511	(8,390)	8,248	92.1
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(53,047)	5,041	13,430	149.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,399	84,440	941.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		79,399	84,440	97,870	1,091.2

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		132,398	79,275	83,131	926.9
Restricted cash and cash equivalents, beginning of period		48	124	1,309	14.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,399	84,440	941.5
Cash and cash equivalents, end of period		79,275	83,131	96,519	1,076.2
Restricted cash and cash equivalents, end of period		124	1,309	1,351	15.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		79,399	84,440	97,870	1,091.2

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		12,573	14,744	18,619	207.6
Cash paid for acquisitions	3	8,921	1,031	—	—
Convertible notes coupon paid		688	439	—	—
Interest paid for finance leases		575	1,444	2,722	30.3
Interest paid on loans		—	848	8,824	98.4
Operating cash flows from operating leases		12,063	13,009	14,259	159.0
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		24,322	6,045	21,335	237.9
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		2,903	2,666	8,334	92.9
Non-cash financing activities:
Right-of-use assets obtained in exchange for finance lease obligations		13,776	8,898	11,466	127.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of January 1, 2021	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	20,926	—	—	—	20,926	—
Exercise of share options	—	—	5,719,175	—	—	1,150	—	—	—	1,150	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(242)	—	—	—	(242)	—
Repurchases of shares (Note 14)	—	—	(1,226,355)	—	(6,960)	—	—	—	—	(6,960)	—
Reissue of shares for options exercised	—	—	—	—	4,241	(4,241)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	818	—	15	—	833	(1,921)
Other	—	—	—	3	(3)	879	(2)	(24)	(47)	806	—
Net (loss) / income	—	—	—	—	—	—	—	(14,669)	16	(14,653)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,172)	—	58	(2,114)	—
Transaction with Uber (Note 3)	—	—	—	—	—	(67,205)	444	—	(6,241)	(73,002)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	377	—	377	(377)
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	6,997	—	—	—	6,997	—
Restructuring of convertible debt (Note 13)	—	—	—	—	—	9,341	—	—	—	9,341	—
Issue of new shares (Note 13)	—	—	2,541,791	1	—	(1)	—	—	—	—	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	(5)	—	(101)	—	(106)	(504)
Net income	—	—	—	—	—	—	—	39,465	8,150	47,615	—
Translation adjustment	—	—	—	—	—	—	8,065	—	(99)	7,966	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	334	—	334	(334)
Other	—	—	—	—	—	123	—	—	(61)	62	(31)
Balance as of December 31, 2022	1	—	361,482,281	282	(1,393)	119,464	24,258	173,697	21,870	338,178	—
Share-based compensation expense	—	—	—	—	—	8,710	—	—	—	8,710	—
Transaction with Uber (Note 3)	—	—	—	—	—	(35,459)	1,646	—	(23,524)	(57,337)	—
Net income	—	—	—	—	—	—	—	19,870	1,905	21,775	—
Translation adjustment	—	—	—	—	—	—	(9,329)	—	(40)	(9,369)	—
Other	—	—	—	—	—	(5,480)	—	10	(195)	(5,665)	—
Balance as of December 31, 2023	1	—	361,482,281	282	(1,393)	87,235	16,575	193,577	16	296,292	—
Balance as of December 31, 2023, $		—		3.1	(15.5)	972.6	184.9	2,158.3	0.2	3,303.6	—

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

On February 5, 2024, the Company announced that it had entered into a definitive agreement with a purchaser consortium to sell all of the Group’s businesses in Russia and certain international markets (the “Sale”). The first closing pursuant to the Sale transaction is expected to take place in the coming weeks, with the second closing occurring within seven weeks following the first closing. Following the Sale, the Company will have no interest in the businesses to be divested in Russia and certain international markets (Note 19).

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Sale was approved by the Board in February 2024 and by the Company’s shareholders in March 2024. As of December 31, 2023, the Sale had not been approved and, accordingly, the result of operations of the businesses to be divested in the Sale are included consolidated financial results of the Company for the year ended December 31, 2023, and are not presented as discontinued operations or assets held for sale.

The accompanying consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As described in Note 19, in the event that the Sale is not completed in a timely manner, it may be difficult or impossible to continue to finance the requirements of the Company or its retained businesses or to find alternative sources of financing. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to fair value of assets and liabilities determined in connection with the business combinations (Note 3), impairment assessments of goodwill and intangible assets, useful lives of property and equipment and intangible assets, fair values of share-based awards, deferred tax assets recoverability, fair value of the share consideration part of the convertible debt (Note 13) and tax provisions. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Foreign Currency Translation

The functional currency of our parent company, Yandex N.V., is the U.S. dollar. The functional currency of the Group’s other businesses, including those businesses to be divested, which are incorporated in other countries is generally the respective local currency. The Russian ruble is currently the Company’s reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at the monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income. Foreign exchange transaction gains and losses are included in other income/(loss), net in the accompanying consolidated statements of operations.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 89.6883 to $1.00, the prevailing exchange rate as of December 31, 2023 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Reclassification

Certain reclassifications have been made to the consolidated balance sheet as of December 31, 2022 and сonsolidated statements of cash flows for the years ended December 31, 2021 and 2022 due to aggregation of certain line items in 2023.

The following table presents the impact of the reclassification on affected consolidated balance sheet line items as of December 31, 2022:

		As of December 31, 2022
	As previously reported	Reclassification	After reclassification
Selected Balance Sheet Data:	RUB	RUB	RUB
Term deposits	154	(154)	—
Other current assets	16,817	154	16,971
Long-term prepaid expenses	3,998	(3,998)	—
Other non-current assets	11,279	3,998	15,277

The following table presents the impact of the reclassifications on affected сonsolidated statements of cash flows line items for the years ended December 31, 2021 and 2022:

		2021			2022
	As previously reported	Reclassifications	After reclassifications	As previously reported	Reclassifications	After reclassifications
Selected Statements of Cash Flows Data:	RUB	RUB	RUB	RUB	RUB	RUB
Investments in non-marketable equity securities	(3,143)	3,143	—	(649)	649	—
Proceeds from investments in non-marketable equity securities	944	(944)	—	21	(21)	—
Other investing activities	47	(2,199)	(2,152)	143	(628)	(485)
Net cash provided by / (used in) investing activities	21,994	—	21,994	(22,738)	—	(22,738)

Certain Risks and Concentrations

During the period up to December 31, 2023 covered by the consolidated financial statements, the Group’s principal business activities, through its subsidiaries, have been in the Russian Federation. The ongoing geopolitical situation creates critical risks for the Group and its respective operations both in Russia and internationally. In addition, laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes and

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

inconsistent application, which could impact the Group’s financial position and results of operations. A significant portion of the Group’s revenue has been derived from online advertising, ride-hailing, Plus and entertainment services, food tech services and sales of goods, the markets for which is competitive and rapidly changing. Significant changes in these industries, or changes in users’ internet preferences or advertiser spending or ride-hailing/food delivery partners’ behavior could adversely affect the Group’s financial position and results of operations.

A major part of the Group’s revenue is collected on a prepaid basis; credit terms are extended to major sales agencies and to larger loyal clients.

No individual customer or groups of affiliated customers represented more than 10% of the Group’s consolidated revenues in 2021, 2022 and 2023.

Financial instruments that can potentially subject the Group to a significant concentration of credit risk consist primarily of accounts receivable, sales financing receivable, cash and cash equivalents. The primary focus of the Group’s treasury strategy is to preserve capital and meet liquidity requirements.

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

The Group’s principal revenue streams and their respective accounting treatments for the years ended December 31, 2021, 2022 and 2023 are discussed below:

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group uses its ride-hailing platform to provide various services to individual users, Fleet Management Companies (“FMCs”, which are companies that manage and employ large numbers of drivers), individual drivers and corporate clients. For ride-hailing services individual users access the platform for free and the Group has no performance obligation to individual users. Accordingly, for ride-hailing and logistic services taxi FMCs, individual drivers and corporate clients are considered the Group’s customers. For logistics services the Group not only has performance obligations to FMCs and individual drivers but also to end-users. These obligations involve connecting individual users with drivers via its ride-hailing platform.

Principal vs. Agent Considerations

The Group evaluates the presentation of revenue on a gross versus net basis based on whether it acts as a principal by controlling the service provided to the passenger or whether it acts as an agent by enabling individual drivers to interact directly with service users and provide the service to the user.

In its relationship with FMCs, individual drivers and individual users, the Group is not a principal. The Group enables drivers to obtain rides or deliveries and receive payment for the orders and enables individual users to place an order through the use of the Group’s technology applications. While the Group facilitates setting the price for the orders, the driver and the user have the discretion to accept the transaction price through the Group’s technology application. The Group is not responsible for fulfilling the transportation services being provided to the service user, nor does the Group have inventory risk related to these services. Accordingly, the Group acts as an agent in the transaction. The Group reports revenue on a net basis, reflecting the fee owed to the Group from the drivers and individual users as revenue, and not the gross amount collected from the individual user.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Revenues from sales of goods

The Group’s revenues from sales of goods in the period primarily consists of e-grocery revenues, revenues from goods sold through the Group’s marketplace platform and revenues from devices sold.

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

Other Revenue

The Group’s other revenue throughout the period has primarily consisted of revenue from Yandex Cloud platform, value added services from the Group’s Classifieds segment and revenues from goods sold on a commission basis through the Group’s marketplace platform.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group’s revenue from Yandex Cloud services is recognized in a period of service utilization based on the quantity of services consumed or ratably over the period of the contract for the services provided on subscription basis.

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

Revenue is then recognized when loyalty points are redeemed and a service is provided. The estimated selling price of loyalty points is determined using historical data, including award redemption patterns by service and the type of users. The loyalty points have a redemption period of 3 years, as long as the user has an active subscription. Under current statistics major part of loyalty points are fully redeemed within one year.

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

Software development costs, including costs to develop software products, are expensed as incurred. The development costs that meet the criteria for capitalization were not material for the years ended December 31, 2021, 2022 and 2023.

Advertising and Promotional Expenses

The Group expenses advertising and promotional costs in the period in which they are incurred.

Social Security Contributions

The Group makes contributions to governmental pension, medical and social funds on behalf of its employees. These contributions are expensed as incurred. In Russia, the amount was calculated using a regressive rate (from 8.9% to 0.3% for accredited IT companies and from 31.3% to 15.3% for other companies in 2021, 2022 and 2023) based on the annual compensation of each employee. The rates for 2024 for other companies range from 31.3% to 15.3% and for accredited IT companies range from 7.8% to 1.3%.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Share-Based Compensation

The Company has historically granted restricted share units (“RSUs”), performance share units (“PSUs”), Synthetic Options and Business Unit Equity Awards (together, “Share-Based Awards”) to the Group’s employees and consultants.

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

The Group accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes tax benefit measured as the largest amount with a realization possibility exceeding 50 percent. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income of the Group includes net income and foreign currency translation adjustments. For the years ended December 31, 2021, 2022 and 2023 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Group’s legal entities domiciled outside of Russia from these entities’ functional currencies into Russian rubles.

Accumulated other comprehensive income of RUB 24,258 and RUB 16,575 ($184.9) as of December 31, 2022 and 2023, respectively, consists solely of cumulative foreign currency translation adjustment.

Noncontrolling Interests

Interests held by third parties in consolidated majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Group’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the consolidated balance sheets. The net income/(loss) attributable to noncontrolling interest reflects the share of the net income/(loss) of the Group’s consolidated subsidiaries, in which there are noncontrolling interests.

Fair Value of Financial Instruments

The carrying amounts of financial instruments carried on the balance sheets such as cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, sales financing receivable, funds receivable, liabilities under the reverse factoring programs, content liabilities, bank deposits and loans to customers, bank deposits and liabilities, accounts payable, accrued and other liabilities approximate their respective fair values due to the short-term nature of those instruments.

Fair value considerations related to the business combination entered into during the reporting period and other Group’s financial instruments are disclosed in Note 3 and Note 6, respectively.

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

Funds Receivable

Funds receivable relates to online payments processing. When customers pay for certain Group’s services using credit cards or a payment system, there is a clearing period of several days before the cash is received by the Group.

Sales Financing Receivable

Sales financing receivable represents receivable from individual users who use the Group’s Yandex Pay service, Split. This service allows individual users to pay for the Group’s services or goods purchased in installments.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Liabilities under the reverse factoring programs

The Group established a reverse factoring program with certain banks whereby a bank acts as the Group’s paying agent and pays the Group’s suppliers and marketplace sellers on the date the payables are due. There are no assets pledged or other forms of guarantees provided as a security under the program.

Liabilities under the reverse factoring programs are recorded:

●	in the accounts payable, accrued and other liabilities line in the consolidated balance sheets, if the program does not significantly extend payment terms beyond the normal terms agreed with other of the Group’s marketplace sellers that are not participating. The respective Group payments made under the program are reflected in cash flow from operating activities in the consolidated statements of cash flows; and
●	in the debt line in the consolidated balance sheets, if the program significantly extends payment terms beyond the normal terms agreed with other of the Group’s suppliers and marketplace sellers that are not participating. The respective Group payments made under the program are reflected in cash flow from financing activities in the consolidated statements of cash flows.

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

Depreciable amount of property and equipment is its cost less its residual (salvage) value (if applicable). Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Infrastructure systems and equipment	3.0-10.0 years
Office furniture and equipment	3.0 years
Buildings	10.0-20.0 years
Land rights	50.0 years
Leasehold improvements	the shorter of 5.0 years or the remaining period of the lease term
Other property and equipment	2.0‑10.0 years

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group separates its leases into property and car leases by their class of underlying assets. For property leases the Group separately accounts for lease and non-lease components based on the identifiable standalone price of such non-lease components and, as a result, allocates part of lease contract consideration to the non-lease component and accounts for it separately. For car leases the Group has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Group has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Investment in the Finance Lease

Investment in the finance lease consists of sales-type leases of cars and represents net unpaid rentals. The terms of the sales-type leases are from 2 to 5 years, with the possibility of early redemption and secured by the leased assets. The Group recognizes net investment in the lease and derecognizes the assets leased.

Net investment in the lease is calculated as the aggregate of minimum lease payments net of reimbursable expenses, representing the amounts guaranteed by the lessee and any unguaranteed residual value (together - gross investment in the lease), discounted at the interest rate implicit in the lease. The interest rate implicit in the lease is the discount rate that, at the inception of the lease, causes the present value of the gross investment in the lease to be equal to the fair value of the leased assets. The difference between the gross investment in the lease and the net investment in the lease represents unearned finance income.

Unearned finance income is recognized as finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease based on the implicit interest rate.

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

The Group recognized goodwill impairment in the amount of nil, nil and RUB 1,136 ($12.7) for the years ended December 31, 2021, 2022 and 2023, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group amortizes intangible assets using the straight-line method and estimated useful lives of assets ranging from 1 to 15.9 years, with a weighted-average remaining useful life of 7.4 years:

Estimated useful lives
Acquisition-related intangible assets:
Trade names and domain names	2.7-10.0 years
Customer relationships	4.9-15.9 years
Software	3.0-6.0 years
Supplier relationships	4.4-4.5 years
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

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

Content assets and channels programming expenses

The Group licenses and produces content assets in order to offer users unlimited viewing or limited viewing of films and series (or titles) via subscription, transaction and advertising models. Most of the content license agreements are for a fixed fee. Payments for content assets, including additions to streaming assets and the changes in related liabilities, are classified within net cash from operating activities in the consolidated statements of cash flows. For licensed content assets, the Group recognizes the assets per content and records a corresponding liability at the gross amount of the liability when the license period begins and all the following conditions have been met:

●	the cost of the content asset is known or reasonably determinable;
●	the content asset is accepted in accordance with the conditions of agreement; and
●	the content asset is available for its first streaming or showing.

The Group recognizes content assets (licensed and produced) as a separate line item in the Group’s consolidated balance sheets.

For produced content, the Group capitalizes costs associated with content production, including development costs, direct costs and production overheads when incurred. These amounts are included in the content assets line in the consolidated balance sheets. Produced content assets are expected to be amortized within four years after launch. For films and series predominantly monetized individually, the amortization of capitalized costs is based on the proportion of the film’s (or series’) revenues recognized for such period to the film’s (or series’) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s or series’ life cycle).

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-04, “Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs. The standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for periods beginning after December 15, 2023.

The Group adopted the standard effective January 1, 2023, without a material impact on the Group’s consolidated financial statements.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard is effective for annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The standard is effective for annual periods beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2. NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the years ended December 31, 2021, 2022 and 2023 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the years ended December 31, 2021, 2022 and 2023, was 16,368,866, 7,895,305 and 3,785,706, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In June 2022, the Group completed the repurchase of 93.2% in aggregate principal amount of the Group’s 0.75% convertible notes due to March 3, 2025 (the “Notes”) and accounted for the modification of all the Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the Notes originally issued. Prior to the modification, the convertible debt is included in the calculation of diluted net income per share under the if-converted method.

The components of basic and diluted net (loss)/income per share were as follows:

	Year ended December 31,
	2021		2022		2023
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	RUB	RUB	$	RUB	$
Net (loss)/income, allocated for basic	(13,224)	(1,445)	35,637	3,828	17,957	200.2	1,913	21.3
Reallocation of net (loss)/income as a result of conversion of Class B to Class A shares	(1,445)	—	3,828	—	1,913	21.3	—	—
Reallocation of net income to Class B shares	—	—	—	(882)	—	—	(12)	(0.1)
Effect of convertible debt restructuring, net of tax	—	—	(8,348)	—	—	—	—	—
Net (loss)/income, allocated for diluted	(14,669)	(1,445)	31,117	2,946	19,870	221.5	1,901	21.2
Weighted average ordinary shares used in per share computation — basic	326,683,201	35,703,468	332,321,580	35,698,674	335,141,012	335,141,012	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,703,468	—	35,698,674	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	—	—	2,694,657	—	—	—	—	—
Share-Based Awards	—	—	6,305,374	—	2,219,542	2,219,542	—	—
Weighted average ordinary shares used in per share computation — diluted	362,386,669	35,703,468	377,020,285	35,698,674	373,059,228	373,059,228	35,698,674	35,698,674
Net (loss)/income per share attributable to ordinary shareholders:
Basic	(40.48)	(40.48)	107.24	107.24	53.58	0.60	53.58	0.60
Diluted	(40.48)	(40.48)	82.53	82.53	53.26	0.59	53.26	0.59

3. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2023

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, the Company entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 (RUB 57,337 at the exchange rate as of the closing date). The Agreement superseded and was in lieu of the call option Uber granted to the Company under a Framework Agreement dated September 7, 2021. The call option was exercisable until September 7, 2023.

In order to account for the equity ownership changes contemplated by the transaction, the Group reduced the amount of the non-controlling interest and additional paid-in capital by RUB 23,524 and RUB 35,459, respectively, and increased the amount of the accumulated other comprehensive income by RUB 1,646 (Note 4). After the closing date, no earnings are allocated to the noncontrolling interest.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

According to U.S. GAAP requirements, the non-cash consideration transferred to acquire Delivery Club amounted to RUB 38,620, representing the fair value of News and Zen. The fair value has been determined using valuation techniques such as discounted cash flows and is based on significant unobservable inputs, thus representing a Level 3 measurement as defined by ASC 820. The most significant quantitative inputs used to measure the fair value were the future revenue growth rates, projected adjusted profitability margins and discount rates. As a result of the News and Zen deconsolidation, a gain in the amount of RUB 38,051 was recognized for the difference between carrying value and fair value of the net assets of the News and Zen businesses.

As of December 31, 2022, the Group additionally recognized RUB 332 as working capital adjustment to consideration transferred against goodwill.

Set out below is the condensed balance sheet of Delivery Club as of September 8, 2022, reflecting the allocation of the purchase price to net assets acquired:

September 8, 2022
RUB
ASSETS:
Cash and cash equivalents	1,893
Accounts receivable	1,182
Goodwill	24,919
Intangible assets	13,864
Other current and non-current assets	2,089
Total assets	43,947
LIABILITIES:
Accounts payable, accrued and other liabilities	3,496
Other current and non-current liabilities	1,499
Total liabilities	4,995
Total purchase consideration	38,952

Of the RUB 13,864 assigned to intangible assets, RUB 9,626 relates to the acquired trademark of Delivery Club, included in the trade names and domain names category, which is amortized over a period of 10 years; and RUB 4,058 represents the customer base which is included in the customer relationships category, which is amortized over a period of 7 years. The Group used an income valuation approach to determine the fair values of the trademark and customer base. The most significant quantitative inputs used for the valuation of the acquired trademark were future revenue growth rates and projected adjusted profitability margins. The most significant quantitative inputs used for the valuation of the customer base were customer retention rates, future revenue growth rates and projected adjusted profitability margins. These inputs are not observable in the market and thus represent a Level 3 measurement as defined by ASC 820.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Under the terms of the framework agreement, the Group also received an American call option to acquire Uber’s remaining 29.0% (29.8% based on the total number of outstanding shares) interest in the newly restructured MLU during the two-year period beginning on the Initial Closing. The call option had an initial exercise price of $1,811 (RUB 132,119 at the exchange rate as of the Initial Closing) which increases to approximately $2,005 (RUB 146,272 at the exchange rate as of the Initial Closing) if exercised in September 2023. The call option was determined to be embedded in the non-controlling interest in the newly restructured MLU and did not fall under the guidance of ASC 480 nor meet the definition of a derivative under ASC 815. Therefore, the call option did not impact the accounting of the remaining noncontrolling interest in the newly restructured MLU. In April 2023, the Company entered into the Agreement with Uber and acquired Uber’s entire remaining 29% interest in MLU. The Agreement superseded, and was in lieu of, the call option.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Of the RUB 1,774 allocated to intangible assets, RUB 1,024 and RUB 292 relates to the acquired customer relationships and trademarks of Vezet Group, included in the customer relationships and trade names and domain names categories, respectively, which will be amortized over a period of 10 years; and RUB 258 represents driver relationships, included in the customer relationships category, that will be amortized over a period of 2 years. RUB 200 was assigned to IT software and technology, included in the software category, which is mainly represented by driver and client mobile applications that were discontinued at the end of the technical integration period, April 2, 2021, and therefore fully amortized as of March 31, 2021. The Group used the income approach for the estimation of the fair value of customer relationships and trademarks, and the cost approach for IT software and technology and driver relationships. The most significant quantitative inputs used for the valuation of client relationships and trademarks were future revenue growth rates, projected adjusted profitability margins and user retention rates. The most significant quantitative input used for the valuation of IT software technology was time in man-hours required to reconstruct the software applications. The most significant quantitative input used for the valuation of driver relationships was driver acquisition costs. These inputs are not observable in the market and thus represent a Level 3 measurement as defined by ASC 820.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Acquisition of Acropol Bank

On July 16, 2021, the Group completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC (“Acropol Bank” or “Acropol”). As a result of the acquisition, the Group acquired all of Acropol’s licenses, including a universal banking license. Cash consideration transferred totaled RUB 986. The acquisition was accounted for as a business combination.

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

4. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and 2023 consisted of the following:

	2022	2023	2023
	RUB	RUB	$
Cash	48,682	70,399	784.9
Cash equivalents:
Bank deposits	34,346	26,044	290.4
Other cash equivalents	103	76	0.9
Total cash and cash equivalents	83,131	96,519	1,076.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Current expected credit losses for cash and cash equivalents, funds receivable and other financial assets were immaterial for the year ended December 31, 2023. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables and net investment in the lease

Movements in the allowance for current expected credit losses on trade receivables for the years ended December 31, 2022 and 2023 were as follows:

	2022	2023	2023
	RUB	RUB	$
Balance at beginning of period	2,716	4,169	46.5
Current period provision for expected credit losses	2,114	2,565	28.6
Write-off	(617)	(1,571)	(17.5)
Foreign exchange difference	(44)	285	3.2
Balance at the end of the period	4,169	5,448	60.8

As of December 31, 2023, the Group has no net investment in the lease with past due status and, the period since origination of the leases is less than one year. The entire amount of net investment in the lease is subject to credit risk estimated on a portfolio basis of contracts with similar risk exposure. No significant expected credit loss was recognized as of December 31, 2023.

Other Current Assets

Other current assets as of December 31, 2022 and 2023 consisted of the following:

	2022	2023	2023
	RUB	RUB	$
Other receivables	7,588	6,644	74.1
Net investment in the lease	455	3,591	40.0
Prepaid income tax	3,328	2,842	31.7
Bank deposits and loans to customers	36	1,995	22.2
Contract assets	1,456	1,976	22.0
Loans granted to employees	1,333	1,831	20.4
Loans granted to third parties	986	1,553	17.3
Investments in debt securities	305	958	10.7
Restricted cash	643	451	5.0
Loans granted to related parties	3	—	—
Other	838	1,343	15.0
Total other current assets	16,971	23,184	258.4

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Group did not write-off any accrued interest receivable during the years ended December 31, 2022 and 2023.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other Non-current Assets

Other non-current assets as of December 31, 2022 and 2023 consisted of the following:

	2022	2023	2023
	RUB	RUB	$
Net investment in the lease	979	8,760	97.7
Loans granted to employees	6,187	8,328	92.9
Security deposits	2,841	3,051	34.0
Loans granted to third parties	301	2,260	25.2
Contract assets	1,292	1,502	16.7
Prepaid expenses	1,157	1,445	16.1
Investments in debt securities	—	955	10.6
Indemnification assets	1,031	918	10.2
Restricted cash	666	900	10.0
Loans granted to related parties	35	—	—
Other	788	1,616	18.1
Total other non-current assets	15,277	29,735	331.5

The loans granted to third parties, current and non-current as of December 31, 2023 represent RUB denominated loans bearing interest of 3%-15% which are expected to be fully repaid in 2024–2026, along with accrued interest.

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2022 and 2023 comprised the following:

	2022	2023	2023
	RUB	RUB	$
Trade accounts payable and accrued liabilities	72,635	111,621	1,244.5
Salary and other compensation expenses payable/accrued to employees	11,424	22,992	256.4
Liabilities under the reverse factoring programs	20,702	19,850	221.3
Bank deposits and liabilities	578	19,573	218.2
Operating lease liabilities, current (Note 8)	10,963	9,797	109.2
Content liabilities	3,353	5,485	61.2
Finance lease liability, current (Note 8)	2,788	4,097	45.7
Accounts payable for acquisition of businesses	373	33	0.3
Accounts payable, accrued and other liabilities	122,816	193,448	2,156.8

Interest income

The following table presents the components of interest income for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Bank deposits	3,720	3,749	4,261	47.5
Other	895	974	1,376	15.4
Total interest income	4,615	4,723	5,637	62.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Other Income/(Loss), Net

Other income/(loss), net includes foreign exchange gains in the amount of RUB 235, RUB 9,393 and RUB 22,852 ($254.8) for the years ended December 31, 2021, 2022 and 2023, respectively.

Income and non-income taxes payable

The income and non-income taxes payable line of consolidated balance sheets includes income taxes payable in the amount of RUB 2,511 and RUB 2,864 ($31.9) as of December 31, 2022 and 2023, respectively.

Revenues

Revenues in the consolidated statements of operations include revenues related to sales of goods in the amount of RUB 55,910, RUB 91,998 and RUB 142,060 ($1,583.9) for the years ended December 31, 2021, 2022 and 2023 respectively.

Reallocations of Accumulated Other Comprehensive Income

The Group adjusted the carrying amount of accumulated other comprehensive income by RUB 1,646 for the year ended December 31, 2023, reflecting the acquisition of Uber's remaining interest in MLU B.V. (Note 3). There were no reallocations in the years ended December 31, 2021 and 2022.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Group does not enter into derivative arrangements for trading or speculative purposes. However, some of the Group’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. The Group also uses derivative financial instruments to protect the Group from the risk that the future foreign currency cash flows will be adversely affected by changes in the exchange rates.

The Group recognizes such derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the consolidated balance sheets through accumulated other comprehensive income.

The Group entered into derivative arrangements used as economic hedges for the total amount of nil and RUB 24,763 for the years ended December 2022 and 2023, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

6. FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2022 and 2023, including those measured at fair value on a recurring basis and excluding those which fair value approximates carrying value, consisted of the following:

	As of December 31, 2022				As of December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 4)	—	9,067	—	9,067	—	13,266	—	13,266	147.9
	—	9,067	—	9,067	—	13,266	—	13,266	147.9
Liabilities:
Loans (Note 13)	—	—	46,134	46,134	—	—	124,311	124,311	1,386.0
	—	—	46,134	46,134	—	—	124,311	124,311	1,386.0

The Company measures the fair value of loans received and loans granted for disclosure purposes. The carrying amount and fair value of loans received and loans granted as of December 31, 2022 and 2023 were as follows:

	As of December 31, 2022		As of December 31, 2023
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 4)	8,845	9,067	13,972	155.8	13,266	147.9
	8,845	9,067	13,972	155.8	13,266	147.9
Liabilities:
Loans (Note 13)	50,669	46,134	127,233	1,418.6	124,311	1,386.0
	50,669	46,134	127,233	1,418.6	124,311	1,386.0

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the years ended December 31, 2021, 2022 and 2023.

7. PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2022 and 2023 consisted of the following:

	2022	2023	2023
	RUB	RUB	$
Infrastructure systems and equipment	117,566	169,298	1,887.7
Finance lease right-of-use assets	26,674	36,846	410.8
Land, land rights and buildings	19,096	20,844	232.4
Office furniture and equipment	11,923	16,889	188.3
Other property and equipment	10,063	18,494	206.2
Leasehold improvements	4,507	6,186	69.0
Assets not yet in use	42,170	63,020	702.7
Total	231,999	331,577	3,697.1
Less: accumulated depreciation	(104,293)	(137,659)	(1,535.0)
Total property and equipment	127,706	193,918	2,162.1

Assets not yet in use primarily represent building construction, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 364 and RUB 1,806 ($20.1) as of December 31, 2022 and 2023, respectively.

Depreciation expenses related to property and equipment for the years ended December 31, 2021, 2022 and 2023 amounted to RUB 18,162, RUB 23,243 and RUB 29,432 ($328.2), respectively.

8. LEASES

Group as Lessee

The Group has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Group’s leases have remaining lease terms of 1 to 8 years, some of which include options to terminate the leases within 1 year.

The Group has finance leases for warehouses and cars. The Group’s leases have remaining lease terms of 1 to 18 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the consolidated statements of cash flows, and the following costs:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Total variable lease cost	2,067	1,139	119	1.3
Finance lease cost:
Amortization of right-of-use assets	977	1,893	3,240	36.1
Interest on lease liabilities	683	1,557	2,719	30.3
Total finance lease cost	1,660	3,450	5,959	66.4

Variable lease costs are mainly related to car leases for carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	2022	2023	2023
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	28,646	35,522	396.1
Operating lease liabilities – current (Note 4)	10,963	9,797	109.2
Operating lease liabilities – non-current	17,609	25,556	284.9
Total operating lease liabilities	28,572	35,353	394.1

Finance lease liabilities – current (Note 4)	2,788	4,097	45.7
Finance lease liabilities – non-current	21,185	27,600	307.7
Total finance lease liabilities	23,973	31,697	353.4

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Maturities of lease liabilities as of December 31, 2023 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ended December 31,
2024	13,216	147.4	7,087	79.0
2025	11,876	132.4	9,289	103.6
2026	8,754	97.6	8,897	99.2
2027	4,536	50.5	6,498	72.5
2028	2,652	29.5	3,269	36.4
Thereafter	2,732	30.6	8,611	96.0
Total lease payments	43,766	488.0	43,651	486.7

Less imputed interest	(8,413)	(93.9)	(11,954)	(133.3)
Total	35,353	394.1	31,697	353.4

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Operating leases	3.6	3.9	7.4%	11.0%
Finance leases	6.8	5.6	8.6%	10.1%

Sublease income is mainly represented by operating lease revenue.

As of December 31, 2023, the Group had additional operating leases that have not yet commenced of RUB 2,817 ($31.4). These operating leases will commence in accordance with lease terms of 5 to 10 years.

Group as Lessor

The Group leases cars through the Yandex Drive free-floating car-sharing service and other related services. These leases meet the criteria of ASC 842 Leases for classification as operating leases. The Group recognized operating lease revenue of RUB 11,873, RUB 10,172 and 10,601 RUB ($118.2) for the twelve months ended December 31, 2021, 2022 and 2023, respectively, presented within the revenues line in the consolidated statements of operations.

Investment in the finance lease consists of sales-type leases of cars and represents net unpaid rentals. The terms of the sales type leases are from 2 to 5 years, with the possibility of early redemption and secured by the leased assets.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The future minimum rental payments receivable for net investment in the lease as of December 31, 2023 were as follows:

	December 31, 2023
	RUB	$
Year ended December 31,
2024	5,253	58.6
2025	5,161	57.5
2026	3,547	39.5
2027	1,541	17.2
2028	163	1.9
Total undiscounted rental payments	15,665	174.7

Less unearned interest	(3,314)	(37.0)
Net investment in the lease	12,351	137.7

9. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

	Search and Portal	E-commerce, Mobility and Delivery	Plus and Entertainment	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of January 1, 2022
Gross amount of goodwill	2,719	107,810	2,140	6,382	151	119,202	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	107,048	1,564	6,382	151	117,864	—

Acquisitions (Note 3)	—	26,139	—	—	—	26,139	—
Foreign currency translation adjustment	—	(226)	—	—	—	(226)	—

Balance as of December 31, 2022
Gross amount of goodwill	2,719	133,724	2,140	6,382	151	145,116	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	132,962	1,564	6,382	151	143,778	—

Foreign currency translation adjustment	—	142	—	—	—	142	1.6
Measurement period adjustment	—	56	—	—	—	56	0.6
Impairment loss	—	(1,136)	—	—	—	(1,136)	(12.7)

Balance as of December 31, 2023
Gross amount of goodwill	2,719	133,922	2,140	6,382	151	145,314	1,620.2
Accumulated impairment loss	—	(1,898)	(576)	—	—	(2,474)	(27.6)
	2,719	132,024	1,564	6,382	151	142,840	1,592.6

Goodwill is non-deductible for tax purposes for all business combinations completed in the years ended December 31, 2021, 2022 and 2023.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Intangible assets, net of amortization, as of December 31, 2022 and 2023 consisted of the following intangible assets:

	As of December 31, 2022			As of December 31, 2023
	Gross	Less: accumulated	Net	Gross	Less: accumulated	Net	Net	Weighted-average
	carrying	amortization and	carrying	carrying	amortization and	carrying	carrying	remaining
	amount	impairment	amount	amount	impairment	amount	amount	useful life
	RUB	RUB	RUB	RUB	RUB	RUB	$	(in years)
Acquisition-related intangible assets:
Trade names and domain names	13,430	(2,840)	10,590	13,282	(8,967)	4,315	48.1	6.3
Customer relationships	13,226	(3,834)	9,392	13,231	(5,231)	8,000	89.2	7.4
Software	8,387	(3,444)	4,943	8,148	(4,760)	3,388	37.8	2.6
Supplier relationships	215	(83)	132	215	(130)	85	0.9	2.0
Total acquisition-related intangible assets:	35,258	(10,201)	25,057	34,876	(19,088)	15,788	176.0
Other intangible assets:
Technologies and licenses	10,765	(5,799)	4,966	20,277	(9,500)	10,777	120.2	2.2
Assets not yet in use	1,743	—	1,743	1,796	—	1,796	20.0
Total other intangible assets:	12,508	(5,799)	6,709	22,073	(9,500)	12,573	140.2
Total intangible assets	47,766	(16,000)	31,766	56,949	(28,588)	28,361	316.2

In 2022 and 2023, the Group recognized a loss from the impairment of certain intangible assets related to E-commerce, Mobility and Delivery segment of RUB 2,740 ($30.6) and RUB 6,403 ($71.4), respectively (the amount of intangible assets carrying value excess over their fair value). The fair value was determined using the discounted cash flow method (Level 3). The impairment is presented within the Sales, general and administrative line in the consolidated statements of operations.

Amortization expenses of acquisition-related intangible assets for the years ended December 31, 2021, 2022 and 2023 were RUB 3,338, RUB 3,778 and RUB 4,828 ($53.8) respectively.

Amortization expenses of other intangible assets for the years ended December 31, 2021, 2022 and 2023 were RUB 2,611, RUB 3,853 and RUB 5,691 ($63.5), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets subject to amortization as of December 31, 2023 was as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
2024	3,350	5,800	9,150	102.0
2025	3,019	3,664	6,683	74.5
2026	2,299	822	3,121	34.8
2027	1,512	412	1,924	21.5
2028	1,511	79	1,590	17.7
Thereafter	4,097	—	4,097	45.7
Total	15,788	10,777	26,565	296.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

10. INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% in the year ended December 31, 2021, and 25.8% for the years ended December 31, 2022 and 2023.

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

Income tax provision for the years ended December 31, 2021, 2022 and 2023 consisted of the following:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Current tax expense - Russia	11,987	16,466	16,905	188.5
Current tax expense - Netherlands	218	549	1,051	11.7
Current tax expense - other	388	1,150	4,002	44.6
Total current tax expense	12,593	18,165	21,958	244.8
Deferred tax (benefit)/expense - Russia	(5,436)	4,654	(1,259)	(14.0)
Deferred tax expense - Netherlands	87	107	9	0.1
Deferred tax (benefit)/expense - other	186	(192)	664	7.4
Total deferred tax (benefit)/expense	(5,163)	4,569	(586)	(6.5)
Total income tax expense	7,430	22,734	21,372	238.3

The components of income/(loss) before income tax expense for the years ended December 31, 2021, 2022 and 2023 were as follows:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Income/(Loss) before income tax expense - Russia	14,520	80,299	(16,855)	(187.9)
Inсome/(Loss) before income tax expense - Netherlands	(28,707)	(7,548)	44,737	498.8
Income/(Loss) before income tax expense - other	6,964	(2,402)	15,265	170.2
Total income/(loss) before income tax expense	(7,223)	70,349	43,147	481.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income/(loss) before income taxes reconciled to the reported amount of income tax expense was as follows for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Expected expense/(income) at Dutch statutory income tax rate of 25.8% for 2023 (25.8% for 2022 and 25% for 2021)	(1,806)	18,150	11,131	124.1
Effect of:
Tax on inter-company dividends	(617)	2,171	4,964	55.3
Non-deductible share-based compensation	5,207	6,201	8,198	91.4
Other expenses not deductible for tax purposes	2,015	1,405	5,096	56.8
Accrual of unrecognized tax benefit	949	3,154	3,029	33.8
Effect of the disposal of intecompany investments	(1,462)	—	—	—
Non-taxable effect of the News and Zen deconsolidation	—	(9,817)	—	—
Effect of change in tax rate	(269)	5,186	12	0.1
Difference in foreign tax rates	(1,754)	(5,999)	(25,654)	(286.0)
Change in valuation allowance	5,145	2,104	11,498	128.2
Other	22	179	3,098	34.6
Income tax expense	7,430	22,734	21,372	238.3

Movements in the valuation allowance were as follows:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Balance at the beginning of the period	(7,763)	(12,482)	(14,778)	(164.8)
Charged to expenses	(5,145)	(2,104)	(11,498)	(128.2)
Effect of adoption of ASU 2020-06	—	(1,330)	—	—
Foreign currency translation adjustment	(19)	768	(1,442)	(16.1)
Acquisition-related change	—	(1,568)	—	—
Other	445	1,938	(399)	(4.4)
Balance at the end of the period	(12,482)	(14,778)	(28,117)	(313.5)

As of December 31, 2022 and 2023, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 807 and RUB 2,257 ($25.2), respectively, as a component of other accrued liabilities in the consolidated balance sheets and RUB 609 ($6.8) as of December 31, 2023, as a component of account payable, accrued and other liabilities. The interest and penalties recorded as part of income tax expense in the years ended December 31, 2021, 2022 and 2023 resulted in expenses of RUB 209, RUB 440 and RUB 1,449 ($16.2), respectively. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

A reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023 was as follows:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Balance at the beginning of the period	427	1,345	5,463	60.9
Increases related to prior years tax positions	633	1,099	601	6.7
Decreases related to prior years tax positions	(141)	(309)	(180)	(2.0)
Increases related to current year tax positions	426	3,328	2,238	25.0
Settlements	—	—	(344)	(3.8)
Balance at the end of the period	1,345	5,463	7,778	86.8

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and carryforwards gave rise to the following deferred tax assets and liabilities as of December 31, 2022 and 2023:

	2022	2023	2023
	RUB	RUB	$
Assets/(liabilities) arising from the tax effect of:
Deferred tax asset
Accrued expenses	3,279	6,249	69.7
Net operating loss carryforward	18,144	29,968	334.1
Intangible assets	—	839	9.4
Property and equipment	840	964	10.7
Operating lease liabilities	2,442	5,046	56.3
Finance lease liabilities	3,362	6,288	70.1
Other	1,295	3,345	37.3
Total deferred tax asset	29,362	52,699	587.6
Valuation allowance	(14,778)	(28,117)	(313.5)
Total deferred tax asset, net of valuation allowance	14,584	24,582	274.1
Deferred tax liability
Property and equipment	(2,883)	(3,656)	(40.8)
Intangible assets	(4,147)	(2,873)	(32.0)
Unremitted earnings	(3,399)	(7,409)	(82.6)
Deferred expenses	(223)	(172)	(1.9)
Operating lease assets	(2,081)	(4,656)	(51.9)
Finance lease assets	(2,938)	(6,032)	(67.3)
Other	(482)	(1,524)	(17.0)
Total deferred tax liability	(16,153)	(26,322)	(293.5)
Net deferred tax liability	(1,569)	(1,740)	(19.4)

As of December 31, 2023, the Company had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of RUB 2,777 ($31.0), that can be carried forward indefinitely. However, losses can only be fully deducted (on an annual basis) up to an amount of EUR 1 million plus 50% of the taxable profit that exceeds EUR 1 million.

As of December 31, 2023, the Group had NOLs for Russian income tax purposes of RUB 88,327 ($984.8) with indefinite term of carryforward. Russian income tax law also specifies that the annual tax base may be reduced by 50% maximum of tax losses carried forward for 2024 to 2026.

As of December 31, 2023, the Dutch entities of the Group (other than the Company) also had NOLs for Dutch income tax purposes of RUB 20,774 ($231.6).

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

NOLs for other jurisdictions income tax purposes amounted to RUB 30,750 ($342.9) as of December 31, 2023 and related mostly to Israel, USA and Serbia.

The Group did not provide for dividend withholding taxes on the unremitted earnings of its principal Russian operating subsidiary as of December 31, 2023. As of December 31, 2023, the cumulative amount of unremitted earnings from which dividend withholding taxes were not provided amounted to approximately RUB 124,775 ($1,391.2). The Group estimates that the amount of unrecognized deferred tax liability related to these earnings amounted to RUB 18,716 ($208.7).

The tax years 2021, 2022 and 2023 remain open for examination by the Russian tax authorities with respect to all Russian subsidiaries.

The tax years 2022 and 2023 remain open for examination by the Dutch tax authorities with respect to the Company.

11. CONTENT ASSETS

Content assets as of December 31, 2022 and 2023 consisted of the following:

	2022	2023	2023
	RUB	RUB	$
Licensed content, net
Licensed content, net	7,503	11,549	128.8
Advances for licensed content	1,723	3,665	40.8
Produced content, net
Released, less amortization	2,427	3,792	42.3
Completed and not released	758	295	3.3
In production and in development	4,433	7,324	81.7
Content assets	16,844	26,625	296.9

The following table represents the amortization of content assets for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Licensed content	5,904	7,903	7,082	79.0
Produced content	482	1,041	2,056	22.9
Total amortization of content assets	6,386	8,944	9,138	101.9

As of December 31, 2023, the estimated amortization expense of unamortized cost of released content assets over the next three years was as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
2024	5,592	1,416	7,008	78.1
2025	3,320	1,142	4,462	49.8
2026	1,604	912	2,516	28.1
Thereafter	1,033	322	1,355	15.1
Total	11,549	3,792	15,341	171.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Group has entered into purchase commitments for streaming content with future payments (net of VAT) amounting to RUB 5,623 ($62.7) in 2024, RUB 837 ($9.3) in 2025, RUB 283 ($3.2) in 2026, RUB 280 ($3.1) in 2027 and RUB 171 ($1.9) in 2028. The Group has also entered into purchase commitments for other goods and services with future payments (net of VAT) amounting to to RUB 12,196 ($136.0) in 2024, RUB 10,567 ($117.8) in 2025, RUB 1,665 ($18.6) in 2026, RUB 879 ($9.8) in 2027, RUB 613 ($6.8) in 2028 and RUB 826 ($9.2) in 2029.

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

As of December 31, 2022 and 2023, the Group recorded liabilities of RUB 726 and RUB 123 ($1.4) respectively, in the accounts payable, accrued and other liabilities line of the consolidated balance sheets for all pending legal matters that were probable and reasonably estimable.

As of December 31, 2022 and 2023 the Group was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 813 and RUB 1,096 ($12.2), respectively. The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

In 2023, the Group had principal operations in Russia, as well as certain smaller, early-stage businesses that operated internationally. Ongoing geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for the Group’s business, team and shareholders. These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, including significant devaluation, currency controls, increased interest rates and inflation, and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations have been (and may be in the future) adopted that adversely affected the Group’s non-Russian shareholders and the value of the shares they hold in the Group.

In 2023, the Group was exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Higher rates of inflation may lead to an increase in the Group’s operating expenses and capital expenditures. Inflation in Russia (the group’s key market in 2023) was 7.4% for 2023 compared to 11.9% for 2022 (the highest since 2015). The ruble’s sharp depreciation by 38% (weakening from USD/RUB 65.8 as of December 2022, to USD/RUB 90.8 last December) was a major pro-inflationary factor last year. In order to respond to inflation growth and to control the growth of consumer prices, during 2023 the Central Bank of Russia (CBR) raised the key rate several times (overall from 7.5% as of the end of December 2022 to 16.0% as of December 2023) and kept it unchanged so far in 2024. According to the statistical office of the Russian Federation (Rosstat), real GDP in Russia grew 3.6% in 2023 following the 1.2% decline in 2022. Real disposable incomes of the population increased by 5.4% in 2023 following the 1.0% decline in 2022.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

In February 2024, the Group announced that it had entered into a definitive agreement with a purchaser consortium to sell all of the Group’s businesses in Russia and certain international markets (the “Sale”) at a total valuation of RUB 475 billion, subject to adjustments, and payable in a combination of cash and Class A shares of the Company (Note 19). The Group completed an internal reorganization in preparation for the Sale: all of Yandex’s assets and operations in Russia and certain international markets, which form the divestment perimeter, are now held by IPJSC “Yandex”, an international public joint stock company incorporated in Russia.

Following the completion of the Sale transaction, the Company will no longer hold any interest in the Russia-based businesses and will retain a portfolio of international businesses and other non-Russian assets initially focused on the markets in Europe, the US and the Middle East.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Group. As of December 31, 2023, except for the unrecognized tax benefits described in Note 10, the Group accrued RUB 13,952 ($155.6) (RUB 10,913 as of December 31, 2022) for contingencies related to non-income taxes, including penalties and interest of RUB 4,280 ($47.7) (RUB 2,439 as of 31 December 2022), as a component of other accrued liabilities and RUB 352 ($3.9) (zero as of December 31, 2022) for contingencies related to non-income taxes, including penalties and interest of RUB 189 ($2.1) (zero as of 31 December 2022), as a component of account payable, accrued and other liabilities in the consolidated balance sheets. Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of December 31, 2023, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately RUB 59,143 ($659.4) (RUB 25,232 as of December 31, 2022).

13. DEBT

Debt as of December 31, 2022 and 2023 consisted of the following:

	2022	2023	2023
	RUB	RUB	$
Convertible debt	522	615	6.9
Loans	50,669	127,233	1,418.6
Liabilities under the reverse factoring programs	—	13,636	152.0
Total debt	51,191	141,484	1,577.5
Less: current portion	(21,306)	(92,046)	(1,026.3)
Total debt, non-current portion	29,885	49,438	551.2

Convertible debt

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 at par. The net proceeds to the Group from the sale of the Notes were RUB 82,050 ($1,237.0 at the exchange rate as of the issue date).

On March 7, 2022, the Notes’ delisting event condition was triggered as a result of the trading of Company’s Class A shares on Nasdaq having been suspended for at least five trading days. This resulted in the holders of the Notes having the right to require the redemption of their Notes at par in the full amount of $1,250.0, plus accrued interest. To date the Group has repurchased a total of over 99% of the aggregate principal amount of convertible Notes through a combination of cash and share consideration.

On September 30, 2022 and on October 17, 2022, the Company issued total 2.5 million Class A shares as a partial settlement of its obligations under the share consideration portion of the purchase agreements (Note 14). Such issuance was made in compliance with the provisions of Office of Foreign Assets Control of the US Department of the Treasury (“OFAC”) General License No. 45, issued on July 22, 2022. The Group will use its commercially reasonable

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

efforts to deliver the remaining share consideration of the purchase price when it becomes permissible to do so under applicable laws and regulations.

Having considered all relevant circumstances, including indicators of financial difficulties and the amendment of the terms of the Notes, the Group accounted for the modification of the Notes as a troubled debt restructuring as defined by ASC 470. In June 2022, the Group recognized a gain of $177.4 and a related income tax expense in the amount of $13.1 (RUB 9,305 and RUB 751 as of the date of the transaction, respectively) as the difference between the carrying value of all the Notes and the fair value of the purchase price paid and payable, including the cash component and share consideration. The Group’s remaining obligation in respect of the share consideration was reflected as additional paid-in capital in the consolidated balance sheets. In accordance with the reporting requirements of ASC 470, the Group measured the fair value of the share consideration with reference to its share price as quoted on the Moscow Exchange (Level 1 of the fair value hierarchy). The effect of the gain, net of tax, on basic and diluted net income/(loss) per Class A and Class B shares amounted to RUB 22.68 and nil, respectively for the year ended December 31, 2022.

The Group recognized RUB 2,213, RUB 585 and nil as interest expense related to amortization of the debt discount and issuance expenses and RUB 691, RUB 335 and nil as interest expense related to the contractual interest coupon of the convertible debt for the years ended December 31, 2021, 2022 and 2023, respectively. The effective interest rate on the liability component of the convertible debt for the years ended December 31, 2021 and 2022 was 3.4% and 1.8%, respectively.

Loans

In 2022, the Group funded the cash component of the Notes primarily by means of a RUB-denominated loan in the amount of RUB 49,885 maturing in June 2025. In June 2023, the Group partially repaid the loan in the amount of RUB 20,000.

In 2023, the Group also signed several loan agreements maturing in years 2024 to 2028, the used and unused balance of which amounted to RUB 97,348 and RUB 118,408, respectively, as of December 31, 2023. All these signed agreements are related to the businesses to be divested in the Sale.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2022			December 31, 2023
	Shares	EUR	RUB	Shares	EUR	RUB
Authorized:	574,887,317			574,887,317
Priority share	1			1
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			37,138,658
Class C ordinary shares	37,748,658			37,748,658
Issued and fully paid:	362,050,945	€6.8	284	362,040,945	€6.8	284
Priority share	1	—	—	1	—	—
Class A ordinary shares	326,342,270	3.2	156	326,342,270	3.2	156
Class B ordinary shares	35,698,674	3.6	128	35,698,674	3.6	128
Class C ordinary shares	10,000	—	—	—	—	—

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

For the year ended December 31, 2021, the Company repurchased 1,226,355 Class A shares at an average price $78.39 per share for a total amount of RUB 6,960. During the years ended December 31, 2022 and 2023 there were no repurchases of the Company’s Class A shares.

The Company issued total 2,541,791 new Class A ordinary shares in September 2022 and October 2022 as a partial settlement of its obligations under the share consideration portion of the purchase agreements relating to the Notes (Note 13).

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

No share options grants were made for the years ended December 31, 2022 and 2023.

The Group estimates the fair value of Synthetic Options and Business Unit Equity Awards and PSUs using the Monte-Carlo or BSM pricing models. The assumptions used in the Monte-Carlo and BSM pricing models in the years ended December 31, 2021, 2022 and 2023 were as follows:

	2021	2022	2023
Dividend yield	—	—	—
Business unit’s expected annual volatility	30.2-78.5%	30.9 - 75.2%	30.5 - 86.0%
Risk-free interest rate	0.29-1.00%	1.54 - 8.83%	9.11-12.78%

The Company’s expected annual volatility used in the Monte-Carlo pricing model were in the ranges 39.0 to 42.0% and 47.0 to 51.4% in the years ended December 31, 2021 and 2022, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The Group used the following assumptions in the BSM and Monte-Carlo pricing models when valuing its Share-Based Awards:

●	Expected volatility. For share options and PSUs grants, the Group used historical volatility of the Company’s own shares. For synthetic options and business unit equity awards grants, the Group calculated the estimated volatility rates based on the volatilities of common stock of comparable companies in business units’ industries.
●	Expected term. For BSM pricing model calculation the expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Group over the expected life of the award as a percentage of the share price at the grant date. The Group did not declare any dividends with respect to 2021, 2022 or 2023. Because optionees were generally compensated for dividends and the Group has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its pricing models in the years ended December 31, 2021, 2022 and 2023.
●	Risk-free interest rate. The Group used the risk-free interest rates based on the U.S. Treasury yield curve or the Russian government bond zero coupon yield curve in effect at the grant date.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Restricted Share Units (“RSUs”)	15,651	17,576	21,225	236.7
Synthetic Options and Business Unit Equity Awards	1,925	5,396	9,556	106.5
RSUs in respect of the Self-Driving Group	1,280	304	433	4.8
Share options	493	395	341	3.8
Performance Share Units (“PSUs”)	1,277	307	51	0.6
RSUs and Options in respect of MLU Group	203	—	—	—
Other	—	60	170	1.9
Total share‑based compensation expenses	20,829	24,038	31,776	354.3

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Yandex N.V. Equity Incentive Plan

The following table summarizes awards activity for the Company:

	Share Options		SARs		RSUs		PSUs
		Weighted		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2022	2,895,300	$44.32	75,000	$32.85	11,939,720	—	171,979	—
Forfeited	—	—	—	—	(306,519)	—	—	—
Cancelled	—	—	—	—	(4,608,186)	—	—	—
Outstanding as of December 31, 2023	2,895,300	$44.32	75,000	$32.85	7,025,015	—	171,979	—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2023:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$36.62	Option	1,068,554	5.59	$—	734,631	5.59	$—
$40.00	Option	1,176,746	4.13	—	1,176,746	4.13	—
$64.79	Option	650,000	7.39	—	390,000	7.39	—
Total Share options		2,895,300	5.40	—	2,301,377	5.15	—
$32.85	SARs	75,000	0.40	—	75,000	0.40	—
Total SARs		75,000	0.40	—	75,000	0.40	—
Total RSUs	RSU	7,025,015	5.56	199.7	6,223,661	5.36	176.9
Total PSUs	PSU	171,979	7.32	4.9	—	—	—
Total Share options, SARs, RSUs and PSUs		10,167,294	5.51	$204.6	8,600,038	5.26	$176.9

The following table summarizes information about non-vested share awards:

	Share Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2022	723,923	$21.94	5,725,549	$54.47	171,979	$97.51
Vested	(130,000)	27.05	(61,496)	41.31	—	—
Forfeited	—	—	(306,519)	56.44	—	—
Cancelled	—	—	(4,556,180)	55.16	—	—
Non-vested as of December 31, 2023	593,923	$20.82	801,354	$50.77	171,979	$97.51

In March 2022, the Company offered to all holders of Yandex N.V. RSUs an opportunity to exchange the portion of outstanding awards that would otherwise have vested between February 28, 2022 and the end of 2022 in exchange for cash bonuses. Equity awards in respect of an aggregate of approximately 3.3 million RSUs were exchanged. The replacement cash payments are paid in accordance with the original 2022 vesting schedules of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 3,277, excluding tax effect.

In January 2023, the Company modified the terms of Yandex N.V. RSU awards and extended the program into 2023 to provide an opportunity for all holders of RSUs to exchange the portion of outstanding awards that would otherwise have vested in 2023 for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

RSUs were exchanged. The replacement cash payments were payable in accordance with the original 2023 vesting schedules in respect of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 7,476 ($83.4) excluding tax effect.

In December 2023, the Company modified the terms of Yandex N.V. RSU awards and extended the program into 2024 and 2025 to provide an opportunity for certain holders of RSUs to exchange the portion of outstanding awards that would otherwise have vested in 2024 and 2025 for cash bonuses. Equity awards in respect of an aggregate of approximately 1.3 million RSUs were exchanged. The replacement cash payments are payable in accordance with the original 2024 and 2025 vesting schedules of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 3,542, excluding tax effect, which is expected to be recognized during the years ending December 31, 2024 and 2025. The accrued liability associated with the replacement cash payment in the amount of RUB 1,099 ($12.3) is included in accounts payable, accrued and other liabilities in the consolidated balance sheets as of December 31, 2023.

As of December 31, 2023, there was RUB 9,507 ($106.0) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.70 years.

Synthetic Options and Business Unit Equity Awards

The Company granted share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options” and “Business Unit Equity Awards”) and a linked RSU award. Synthetic Options and Business Unit Equity Awards entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares or cash. Generally, 25% of the Synthetic Options and Business Unit Equity Awards vest after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following three years.

The following table summarizes awards activity for the Group:

	Synthetic Options and Business Units Equity Awards
			Weighted
			average exercise
	Quantity		price per share
Outstanding as of December 31, 2022	4,067,306	RUB	1,704.8
Granted	2,163,779		1,494.6
Exercised	(369,112)		879.0
Forfeited	(237,752)		1,659.6
Cancelled	(309,475)		4,426.4
Outstanding as of December 31, 2023	5,314,746	RUB	1,520.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about outstanding and exercisable awards as of December 31, 2023:

	Awards Outstanding		Awards Exercisable
		Average		Average
		Remaining		Remaining
	Number	Contractual	Number	Contractual
	outstanding	Life (in years)	exercisable	Life (in years)
Total Synthetic Options and Business Units Equity Awards	5,314,746	7.98	2,664,501	6.80

The following table summarizes information about non-vested share awards:

	Synthetic Options and Business Units Equity Awards
			Weighted
			Average Grant
	Quantity		Date Fair Value
Non-vested as of December 31, 2022	1,991,383	RUB	3,405.1
Granted	2,163,779		1,665.1
Vested	(959,015)		2,343.6
Forfeited	(237,752)		3,639.1
Cancelled	(308,150)		6,038.7
Non-vested as of December 31, 2023	2,650,245	RUB	2,041.3

As of December 31, 2023, the Group recognized its obligation to settle the Synthetic Options and Business Units Equity Awards as a liability based on past practice of settlements in cash. The accrued liability associated with the settlement of Synthetic Options and Business Units Equity Awards in cash amounted to RUB 10,550 ($117.6) as of December 31, 2023.

As of December 31, 2023, there was RUB 5,740 ($64.0) of unamortized share-based compensation expense related to unvested Synthetic Options and Business Units Equity Awards which are expected to be recognized over a weighted average period of 2.87 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes SDG RSUs awards activity for the Group:

	SDG RSUs
		Weighted
		average exercise
	Quantity	price per share
Outstanding as of December 31, 2022	2,103,533	$—
Forfeited	(28,000)
Outstanding as of December 31, 2023	2,075,533	$—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2023:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
	award	outstanding	Life (in years)	exercisable	Life (in years)
Total SDG RSUs	RSU	2,075,533	7.15	1,834,496	7.13

The following table summarizes information about non-vested share awards:

SDG RSUs
Quantity
Non-vested as of December 31, 2022	619,623
Vested	(350,586)
Forfeited	(28,000)
Non-vested as of December 31, 2023	241,037

As of December 31, 2023, the unamortized share based compensation expense related to SDG B.V. RSUs is expected to be recognized over a weighted average period of 1.28 years.

16. INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (“CODM”) is the management committee. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company has entered into a definitive agreement to sell all of the Group’s businesses in Russia and certain international markets (Note 19). The businesses described below form part of the transaction perimeter and will not continue as part of the Yandex group following the completion of the proposed Sale. Those Target businesses are managed and reported on as part of the following operating segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Group’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen (until it was divested from the Group on September 12, 2022), Yandex Cloud, Yandex Education, Devices and Alice, FinTech and number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, as well as unallocated corporate expenses, are combined into a final category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

In 2023, the Group introduced the following changes to its reporting segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2022, in order to better reflect operational structure of the businesses:

●	the Group renamed the Devices business within Other Business Units and Initiatives segment to Devices and Alice;

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

●	the Group transferred the following services from the Search and Portal segment to the Other Business Units and Initiatives segment: Yandex 360 to Yandex Cloud, Alice voice assistance to Devices and Alice, and Yandex Pay and Yandex ID to FinTech; and
●	the Group transferred RouteQ from the Other Business Units and Initiatives segment to the Delivery services within the E-Commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	the Search and Portal segment includes Search, Geo, Weather and a number of other services;
●	the E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing, Yandex Drive, the car-sharing business, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, multi-category e-commerce marketplace, Yandex Lavka, hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery (the service was earlier known as Delivery Club); and (iii) other O2O businesses, including Yandex Delivery, a middle and last-mile delivery service; Yandex Eats and Delivery, a ready-to-eat delivery from restaurants services; and Yandex Fuel, a contactless payment service at gas stations, and several smaller experiments;
●	the Plus and Entertainment Services segment includes subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha, Bookmate and the production center Yandex Studio; and
●	the Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

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

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The table below presents information about reported segments’ revenues and adjusted EBITDA:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Search and Portal:
Revenues	162,176	226,022	337,514	3,763.2
Adjusted EBITDA	81,259	120,503	172,950	1,928.3
E-commerce, Mobility and Delivery:
Revenues	166,714	261,246	420,753	4,691.3
Adjusted EBITDA loss	(30,393)	(19,644)	(23,611)	(263.3)
Plus and Entertainment:
Revenues	18,408	31,782	66,899	745.9
Adjusted EBITDA/(loss)	(6,464)	(7,849)	2,944	32.8
Classifieds:
Revenues	9,217	12,287	24,174	269.5
Adjusted EBITDA	1,864	1,111	423	4.7
Other Business Units and Initiatives:
Revenues	26,822	48,784	82,734	922.5
Adjusted EBITDA loss	(14,471)	(29,844)	(56,794)	(633.2)
Total segment revenues:	383,337	580,121	932,074	10,392.4
Total segment adjusted EBITDA:	31,795	64,277	95,912	1,069.3
Eliminations:
Revenues	(27,166)	(58,422)	(131,949)	(1,471.2)
Adjusted EBITDA	348	(135)	1,058	11.8
Total:
Revenues from external customers	356,171	521,699	800,125	8,921.2
Adjusted EBITDA	32,143	64,142	96,970	1,081.1

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense was as follows:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Total adjusted EBITDA	32,143	64,142	96,970	1,081.1
Less: depreciation and amortization	(24,111)	(30,874)	(39,952)	(445.5)
Less: certain share-based compensation expense*	(20,829)	(17,319)	(20,541)	(229.0)
Less: one-off restructuring cost	(9)	—	(477)	(5.2)
Less: compensation expense (reversal of expense) related to contingent consideration	(471)	27	—	—
Add: gain on restructuring of convertible debt	—	9,305	—	—
Add: effect of the News and Zen deconsolidation	—	38,051	—	—
Add: interest income	4,615	4,723	5,637	62.9
Less: interest expense	(3,711)	(3,396)	(10,863)	(121.1)
Less: loss/(income) from equity method investments	6,367	(929)	(1,602)	(17.9)
Add: other income/(loss), net	(1,217)	9,359	21,514	239.8
Less: impairment of goodwill and other intangible assets	—	(2,740)	(7,539)	(84.0)
Income/(loss) before income tax expense	(7,223)	70,349	43,147	481.1

* The Group settled the RSU equity awards of the employees in cash during 2022 and 2023, and did not eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA.

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	2021	2022	2023	2023
	RUB	RUB	RUB	$
Long-lived assets:
Russia	279,934	339,570	398,654	4,444.9
Rest of the world	11,907	13,971	34,034	379.5
Total long-lived assets	291,841	353,541	432,688	4,824.4

17. RELATED-PARTY TRANSACTIONS

In 2021, the Group obtained a noncontrolling interest and exercised significant influence over ClickHouse, Inc. The Group considered technical support services received from ClickHouse, Inc. in the amount of RUB 22 and RUB 42 ($0.6) for the years ended December 31, 2021 and 2022, respectively, as transactions with related party. As of December 31, 2022, ClickHouse Inc. has ceased to be a related party of the Group as a result of the loss of significant influence by the Group.

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

As a consequence of capital control and protection measures first introduced by the Russian Government in February and March 2022, the Group’s subsidiaries in Russia are temporarily restricted from remitting funds outside Russia, including to the parent company, in the form of cash dividends or loans as a result of a variety of regulations and local statutory requirements.

Regulation S-X requires that condensed financial information of the parent company is presented when the restricted net assets of consolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as of December 31, 2023.

As of December 31, 2022 and 2023 there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the parent company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

Condensed balance sheets of Yandex N.V.

	As of December 31,
	2022	2023	2023
	RUB	RUB	$
ASSETS
Cash and cash equivalents	8,860	6,991	77.9
Receivables from consolidated subsidiaries	86	11,910	132.8
Other current assets	373	779	8.7
Total current assets	9,319	19,680	219.4
Equity method investments	1,377	577	6.4
Investments in non-marketable equity securities	6,483	8,267	92.2
Investments in consolidated subsidiaries	300,730	298,434	3,327.5
Other non-current assets	49	873	9.7
Total non-current assets	308,639	308,151	3,435.8
TOTAL ASSETS	317,958	327,831	3,655.2
LIABILITIES AND EQUITY
Total liabilities	1,650	31,555	351.8
Equity	316,308	296,276	3,303.4
TOTAL LIABILITIES AND EQUITY	317,958	327,831	3,655.2

Condensed statements of operations of Yandex N.V.

	Year ended December 31,
	2021	2022	2023	2023
	RUB	RUB	RUB	$
Loss from operations	(1,374)	(996)	(1,820)	(20.3)
Gain on restructuring of convertible debt	—	9,305	—	—
Non-operating income/(expense) from consolidated subsidiaries	259	56	(3,636)	(40.5)
Other income/(loss), net	4,313	9,228	(1,461)	(16.3)
Share in result of consolidated subsidiaries after tax	(18,029)	22,368	26,787	298.6
Income/(loss) before income taxes	(14,831)	39,961	19,870	221.5
Provision for income taxes	162	(496)	—	—
Net income/(loss)	(14,669)	39,465	19,870	221.5

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Condensed statements of comprehensive income/(loss) of Yandex N.V.

	Year ended December 31,
	2021	2022	2023	2023
	RUB	RUB	RUB	$
Net income/(loss)	(14,669)	39,465	19,870	221.5
Foreign currency translation adjustment, net of tax of nil	(1,730)	8,065	(9,329)	(104.0)
Total other comprehensive income/(loss)	(1,730)	8,065	(9,329)	(104.0)
Comprehensive income/(loss) attributable to Yandex N.V.	(16,399)	47,530	10,541	117.5

Condensed statements of cash flows of Yandex N.V.

	Year ended December 31,
	2021	2022	2023	2023
	RUB	RUB	RUB	$
Net cash provided by/(used in) operating activities	(11,067)	45,965	50,608	564.3
Investments in marketable equity securities	(10,604)	—	—	—
Proceeds from sale of marketable equity securities	6,163	5,859	—	—
Investments in term deposits	(78,223)	—	—	—
Maturities of term deposits	132,849	—	—	—
Other investing activities	7,875	21	(688)	(7.7)
Net cash provided by/(used in) investing activities	58,060	5,880	(688)	(7.7)
Repayment of debt	—	(46,310)	(51)	(0.6)
Purchase of non-redeemable noncontrolling interests	(73,077)	—	(57,337)	(639.3)
Repurchases of ordinary shares	(6,966)	—	—	—
Proceeds from exercise of share options	1,153	—	—	—
Other financing activities	(1,662)	(1,390)	(23)	(0.2)
Net cash used in financing activities	(80,552)	(47,700)	(57,411)	(640.1)
Effect of exchange rate changes on cash and cash equivalents	473	(16,513)	5,622	62.6
Net change in cash and cash equivalents	(33,086)	(12,368)	(1,869)	(20.9)
Cash and cash equivalents, beginning of period	54,314	21,228	8,860	98.8
Cash and cash equivalents, end of period	21,228	8,860	6,991	77.9

19. SUBSEQUENT EVENTS

Divestment of the Group’s operations in Russia and certain international markets

On February 4, 2024, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with “Consortium First”, a closed-end mutual investment fund under the trust management of JSC Solid Management, a joint stock company incorporated under the laws of the Russian Federation (the “Purchaser”), related to the Sale of 100% of the Company’s interest in IPJSC “Yandex”, an international joint stock company incorporated under the laws of the Russian Federation. The Group has completed an internal reorganization in preparation for the Sale: all of the Group’s assets and operations in Russia and certain international markets, which form the divestment perimeter, are now held by IPJSC “Yandex”. The businesses to be divested generated more than 95% of the Group’s consolidated revenues for the year ended December 31, 2023, and approximately 95% of the Group’s consolidated assets as of December 31, 2023. Following the completion of the Sale transaction, the Company will no longer hold any interest in the Russia-based businesses and will retain a portfolio of international businesses and other non-Russian assets initially focused on the markets in Europe, the US and the Middle East.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(in millions of Russian rubles and U.S. dollars, except share and per share data)

Pursuant to the Share Purchase Agreement, the Company has agreed to sell its entire equity interest in the IPJSC “Yandex” for a total valuation of RUB 475 billion ($5.2 billion at the exchange rate as of the date of the Share Purchase Agreement) to be satisfied in a combination of cash and the Company’s own shares (the “Consideration Shares”). The valuation gives effect to a mandatory 50% discount to “fair value” of the assets to be divested, as currently required by applicable Russian laws. The Company understands that the Purchaser will acquire the Consideration Shares through bilateral arrangements with and public offers to current shareholders in Russia whose Company shares are recorded within the Russian securities infrastructure (the “Consideration Shares Acquisitions”).

The Company has received all necessary regulatory approvals in Russia, including the approval from the Government Commission for Control over Foreign Investments, and antitrust approval from the Federal Antimonopoly Service. On March 7, 2024, the Company received the requisite Shareholder approvals (including the separate approval of Class A shareholders) for the divestment and related amendments to the Company's articles of association. Following the Shareholder approvals, the consolidated financial results of the businesses to be divested are reported in discontinued operations. Since the Sale had not been approved as of December 31, 2023, the result of operations of the businesses to be divested in the Sale are included in the consolidated financial results of the Company for the year ended December 31, 2023, and are not presented as discontinued operations or assets held for sale.

The Sale will be implemented in two closings. At the initial closing (“First Completion”), the Company will sell a controlling stake of approximately 68% of the entire issued share capital in IPJSC “Yandex” to the Purchaser for consideration consisting of a combination of approximately RUB 230 billion ($2.5 billion) in cash and up to 68 million Consideration Shares, which will result in the deconsolidation of the businesses to be divested from the Group’s consolidated financial results. Following First Completion, the Purchaser will complete the Consideration Shares Acquisitions. At the second (and final) closing (“Second Completion”), any such further Consideration Shares acquired by the Purchaser will be transferred to the Company in consideration for the transfer of the remaining shareholding in IPJSC “Yandex”, with the balance of the transaction consideration, if any, to be paid in additional cash by the Purchaser. The Share Purchase Agreement contains customary representations, warranties, and covenants of each of the parties thereto. First Completion is expected to take place in the coming weeks, with Second Completion expected to take place within seven weeks following First Completion.

In addition, in connection with the Sale and as contemplated by the Share Purchase Agreement, the Company has sold 14,166,665 ordinary shares in the capital of IPJSC “Yandex”, constituting 3.73% of the entire issued share capital in IPJSC “Yandex”, for cash to a subsidiary of IPJSC “Yandex”, to serve as an equity incentive pool for IPJSC “Yandex” and its subsidiaries.

In the event that the Sale is not completed, the future prospects of the Company and its retained businesses could be materially and adversely affected. The Company and its retained businesses have historically been financed principally by the operating businesses in Russia. Due to the regulatory restrictions, there are now significant limitations on the transfer of funds from Russia to parent companies incorporated in jurisdictions considered to be “unfriendly” by the Russian government. It may be difficult or impossible to continue to finance the requirements of the Company or its retained businesses or to find alternative sources of financing. In addition, if the Sale is not completed in a timely manner, the Company may face a number of other risks, including increasing constraints imposed by international sanctions; potential loss of employees of the retained businesses; further distraction of Board and management time, and additional expense, in seeking an alternative transaction; and delisting of the Company’s Class A Shares from Nasdaq. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The consolidated financial statements were prepared on a going concern basis assuming that the Group will take all reasonable efforts to complete the Sale or to find sources of sufficient financing, including the realization of the highly liquid assets of the Company. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

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
4.1*†

Share Purchase Agreement in relation to International Joint Stock Company “Yandex” dated as of February 4, 2024, between Yandex N.V. and Closed-end Mutual Investment Fund “Consortium First” (under the trust management of Joint Stock Company Solid Management)

4.2*†

Deed of Amendment dated as of March 28, 2024, in relation to Share Purchase Agreement in relation to International Joint Stock Company “Yandex” dated as of February 4, 2024, between Yandex N.V. and Closed-end Mutual Investment Fund “Consortium First” (under the trust management of Joint Stock Company Solid Management)

4.3*†	Deed of Undertaking dated as of February 4, 2024, between Yandex N.V. and International Joint Stock Company “Yandex”
8.1†	Principal Subsidiaries
11†	Insider Trading Policy
12.1†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Joint-Stock Company “Technologies of Trust – Audit”, Independent Registered Public Accounting Firm
101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2022 and 2023, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2021, 2022 and 2023, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2022 and 2023, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2022 and 2023, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2021, 2022 and 2023, and (vi) Notes to Consolidated Financial Statements

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

Date: April 26, 2024