Form 20-F
period 2024-12-31
Nebius Group N.V.
filed 2025-04-30
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-35173

NEBIUS GROUP N.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name in English)

The Netherlands

(Jurisdiction of incorporation or organization)

Schiphol Boulevard 165

Schiphol P7 1118 BG, The Netherlands

(Address of principal executive offices)

Boaz Tal, General Counsel

Schiphol Boulevard 165

Schiphol 1118 BG, The Netherlands

Telephone: +31 20-206-6970

Email: askIR@nebius.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	NBIS	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Class A Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.(1)

Title of each class	Number of shares outstanding
Class A	200,054,926
Class B	35,698,674

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards ◻ as issued by the International Accounting Standards Board	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) Excluding 126,287,344 Class A shares held in treasury.

In this Annual Report on Form 20-F (this “Annual Report”), references to “Nebius,” “Nebius Group,” the “company,” “we,” “us,” or similar terms are to Nebius Group N.V. and, as the context requires, its consolidated subsidiaries.

Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in U.S. Dollars. In this Annual Report references to “U.S. dollars” or “$” are to United States dollars.

Our fiscal year ends on December 31 of each year. References to any specific fiscal year refer to the year ended December 31 of the calendar year specified.

This Annual Report includes market data reported by Statista Market Insights (March 2024), Uptime Institute (March 2025), and SwitchUp and Course Report ratings (December 2024).

Forward-Looking Statements

This Annual Report and the materials referenced herein contain forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capacity buildout plans, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to:

●	successfully operate and develop a fundamentally different, early-stage, capital-intensive business following the divestment of a significant portion of our historical operations;
●	obtain any further debt or equity financing that may be necessary to achieve our objectives;
●	successfully identify sites and enter into purchase, lease, build-to-suit or acquisition agreements with respect to additional data center capacity;
●	obtain cost-effective and reliable access to electrical power for such sites, to implement our business plans;
●	remediate our material weaknesses in our internal control over financial reporting;
●	adapt to rapidly changing and expanding laws and regulations, including export control requirements;
●	continue to successfully capture customers; and
●	continue to successfully obtain required supplies of hardware on acceptable terms.

Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Our actual results of operations may also differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under Part I, Item 3.A. “Risk Factors” and elsewhere in this Annual Report.

All information in this Annual Report is as of April 30, 2025, and we undertake no duty to update this information unless required by law. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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

FROM THE FOUNDER AND CEO

Dear Fellow Shareholders:

July 2024 was the real starting point for Nebius.

We’ve been building new technology and hiring new talent in new markets, raising and deploying capital, and expanding our operations to fuel our ambitious goal to become one of the world’s largest dedicated AI infrastructure providers.

Artificial intelligence will become a general-purpose technology that will fundamentally change our world – from the way we interact with each other, to how we work, live, and learn. As a company, we are driven by this belief, and we want to build the engine that powers this AI revolution.

The Nebius team includes some of the best AI software and hardware engineers in the world. With Nebius, we are building a full stack of purpose-built, tuned and optimized hardware and software that enables customers of all sizes to accelerate their AI ambitions.

In just the last several months, we’ve grown our footprint with hubs across the US and Europe, and are increasing our capacity to serve customers worldwide. In December 2024, Accel, Nvidia and Orbis invested in our $700 million strategic equity raise, which gave us additional capital and more importantly validation of our thesis that we are building something unique and in high demand.

Our core AI infrastructure business grew by more than 600% in 2024, and we have seen continued strong performance in 2025.

We also have three other assets, all of which have significant growth potential that I believe the market may not yet fully appreciate. Like Nebius, these businesses are all built on a foundation of exceptional talent. This is what gives me so much confidence in their future success.

At Avride, we have a team that built the core technology for one of the world's leading self-driving businesses, notching up millions of kilometers on public roads. The team has rebuilt Avride’s entire tech stack, and is one of the few independent autonomous mobility platforms not backed by big tech or a carmaker. Companies like Uber, Hyundai and GrubHub are partnering with Avride because they recognize this team’s strong technical capabilities. This business needs significant capital, and we may explore strategic investments and partnerships to help accelerate its growth.

The team at Toloka, our AI data labeling business, have also re-built their entire platform to serve the changing needs of this market. They transformed data production from simple data annotation tasks to PhD-level deep domain expertise for LLM development to now having experts operate in virtual environments to test AI agents. Toloka’s focus on innovation has enabled it to serve as a trusted data partner to many global technology leaders— including Amazon, Anthropic, Avride, Microsoft, Nebius, Poolside, Recraft, ServiceNow, Shopify and many others supporting them with high quality data for AI training and evaluation.

TripleTen is a leading edtech platform, delivering programs to help people uplevel their skills in a world that is becoming ever more technology-focused. The company now offers several courses related to AI, including data science, business intelligence analytics, and cyber security. In 2024, approximately 14,000 students came to TripleTen to improve their skills. For the twelve months ending in June 2024, over 80% of our graduates secured a tech job within six months of program completion.

We also own a 28% stake in ClickHouse, one of the fastest and most resource efficient real-time data warehouses and open-source databases. ClickHouse originally started out as an internal project, before blossoming into an autonomous business that we took to the next level with top-tier VC backing. This model is one that we expect to be repeated in the future at Nebius as we cultivate exciting new businesses, foster innovation, and create pathways for future growth.

I am excited for what the future holds, but we do not take a single day for granted. We may be a relatively new name, but we have huge experience of the challenges of growing a company from scratch. And we know the future opportunity is immense.

Our ambition is clear – we want to build one of the world’s leading technology businesses. We have the technology, the people, the experience and access to the capital we need to achieve this.

Thank you for your support and belief in Nebius. We are just getting started.

Sincerely,

Arkady Volozh

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

Summary of Risk Factors

Risks Related to our Business Model and Industry

●	Our businesses are at an early stage of development and operate in new and rapidly changing markets. We may not be successful in building these businesses to the scale we hope, if at all, which would adversely affect our financial condition, results of operations and future prospects.
●	Our businesses face significant and evolving competition, and any inability to adapt to new and changing technologies and customer requirements or specifications could negatively affect our financial condition, results of operations and future prospects.
●	Our business is capital-intensive and currently not profitable, and our ability to continue to operate and to grow will depend in large part on our ability to raise additional equity or debt financing, either through the public or private markets or other third-party sources. If we are not successful in raising such capital on acceptable terms or at all, we would be unable to meet our growth targets, which would have a material adverse effect on our revenues, cash flow, financial condition and results of operations.
●	If we do not successfully attract new customers, retain and expand our business with existing customers, and increase the portion of our business under longer-term contracts, our revenues, cash flow, financial condition and results of operations would suffer.
●	Technological developments in generative AI and inference, such as the development of AI models that require less computation power than earlier models, may result in decreased or differing demand for our offerings.
●	We are actively building out our sales team, and our sales cycles can be long and unpredictable. If we are unable to successfully build out our team, manage our sales processes and realize expected revenues on time, our ability to grow our business, and our operating results and financial condition, may be adversely affected.
●	We may face pricing pressures as our industry evolves, and any significant or sustained reductions in pricing may reduce our margins and adversely affect our business, operating results, financial condition and future prospects.
●	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, which could result in our business failing to meet its growth targets, which could negatively affect our financial condition, results of operations and future prospects.
●	Our smaller business units also generally operate in new and evolving industries, are at early stages of development and face significant competition in their markets.
●	Our autonomous vehicles business unit, Avride, is a capital-intensive and early-stage business operating in a highly regulated sector. If it is unable to secure significant third-party financing and/or commercial partnerships, its ability to meet its business objectives may be limited.

Risks Related to the Macroeconomic and Geopolitical Environment

●	Geopolitical and macroeconomic developments, including increases in protectionist measures, restrictions on foreign companies, and business practices favoring local competition, could negatively affect our businesses and financial condition.
●	Any changes in the markets in which we operate, including consolidations, liquidations, changes to incumbents or the emergence of new entrants, the composition of our customer base or changes in the competitive environment could have a material adverse effect on our revenue, cash flow, financial condition and results of operations.

Risks Related to our Operations

●	We are currently dependent on a limited number of suppliers and our business may be adversely affected if we are unable to source and acquire sophisticated hardware on acceptable terms and on time. Any supply chain disruptions, delays in delivery or increased costs could adversely affect our growth plans, financial condition and results of operations.
●	Our future growth relies on significant continuing expansion of our data center footprint. Any difficulties in identifying appropriate sites, entering into greenfield or build-to-suit arrangements or co-location agreements, or obtaining reliable power with sufficient capacity and on acceptable terms, will limit the growth of our revenues and anticipated profitability.
●	Our data centers are subject to numerous operational risks, including related to cybersecurity, physical security and third-party dependencies.
●	If there is insufficient customer demand to utilize the compute capacity we build, we would not realize the expected returns on our expansion efforts and our businesses, future operating results and financial condition would be adversely affected.
●	We depend on third-party suppliers for power, network connectivity and other key services, which exposes us to the risk of service failures by such suppliers.
●	We are continuing to build out our senior management team, and our success will depend on hiring and retaining key management and the ability of our team to work collaboratively to achieve our goals.
●	There is substantial competition for highly skilled development and technical personnel in the technology and AI industries. We may be unable to hire and retain a sufficient number of qualified technical employees, which could materially adversely impact our businesses, results of operations and financial condition.
●	We are actively seeking third-party investment into Avride, including transactions in which we may cease to have control. If we are not successful in securing third-party investment into this business, we may incur additional expenses to develop it further or may seek to sell or wind down those operations, either of which may limit the return on our historical investments.
●	If we are unable to maintain our best practices relating to environmental standards when expanding our data center capacity, we may be exposed to reputational and legal risks, material liabilities and costs relating to compliance with environmental laws and regulations.
●	We may seek to enter into strategic partnerships or relationships, and any such arrangements may fail to realize the benefits we anticipate on the desired timeframe or at all.

Risks Related to Legal and Regulatory Matters

●	The development and use of AI tools and data centers is subject to intense political scrutiny and evolving, complex and potentially divergent regulatory frameworks across multiple jurisdictions, and the impact of such regulatory developments on our businesses remains uncertain. If we are unable to comply with such laws and regulations and related export controls and other regulations, or if such requirements limit our ability to implement our business model, we may be subject to litigation, investigation or penalties, and our businesses and results of operations could be negatively impacted.
●	Our business is subject to stringent and complex laws and regulations related to data privacy, data protection and information security across the different markets in which we operate, and such laws and regulations are constantly evolving. Any failure or alleged failure to comply with such laws could adversely affect our competitive position, reputation, financial condition and results of operations.

Risks Related to Information Technology, Intellectual Property and Insurance

●	We rely on sophisticated IT security measures to protect our and our customers’ businesses and data. The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies and procedures may disrupt our operations, cause material harm to our financial condition or reputational damage, compromise confidential information or damage our business relationships.
●	We may not be able to protect our intellectual property rights and prevent third parties from the unauthorized use of our intellectual property, which may adversely affect our competitive position, businesses, financial condition and results of operations.
●	We may become involved in intellectual property infringement claims, which may adversely affect our competitive position, businesses, financial condition and results of operations.
●	We incorporate and may continue to incorporate “open-source” software in some of our technology solutions and offerings, and any failure to comply with the terms of the underlying open-source software licenses could adversely affect our competitive position, business, reputation, results of operations, financial condition, and future prospects.
●	The level of insurance coverage that we purchase, including for fire, flood, cyber risks or business disruption, may prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.

Risks Related to our Financial Results and Reporting

●	Our results of operations may fluctuate on a quarterly and annual basis, and such fluctuations may be particularly pronounced in the near and medium terms given the early stage of the development of our businesses and of the markets in which we operate.
●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to establish and maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
●	Changes in the tax laws, regulations and systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our reported financial results.

●	Our results of operations may be adversely affected if we are not able to accurately estimate the value and useful lives of our long-term infrastructure assets or to amortize them over the periods we anticipate.
●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Risks Related to our Class A Ordinary Shares

●	The market price of our Class A shares has been and may continue to be volatile, including as a result of general market and industry developments that are outside our control. These risks may be exacerbated by volatility in the emerging industry in which we operate and the relative lack of comparable publicly traded peers.
●	We expect to issue additional equity or equity-linked securities from time to time, which may dilute your interest in our company.
●	Future sales of Class A shares by existing shareholders could put pressure on our share price.
●	The concentration of voting power with our founding shareholder limits the ability of our minority shareholders to influence corporate matters, including the election of directors.

Risks Related to US Shareholders

●	We rely on the Nasdaq Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders differ from the rights of a shareholder of a domestic U.S. issuer.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.
●	We can provide no assurance that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.
●	If we cease to qualify as a foreign private issuer, we would be required to comply with the U.S. securities laws and reporting requirements applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

General Risks

●	Although our group no longer has any operations or employees in, or derives any revenues from, Russia, our legacy could create challenges for our operations.
●	Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.
●	We do not comply with all of the provisions of the Dutch Corporate Governance Code, which may affect the rights of our shareholders.
●	Any U.S. or other foreign judgments our shareholders may obtain against us may be difficult to enforce in the Netherlands.
●	We may fail to achieve our environmental, social and governance and sustainability goals, or may encounter objections to them, either of which may adversely affect public perception of our business, impose additional costs, or affect our relationship with our customers, shareholders or other stakeholders.

Detailed Overview of Risk Factors

1.	RISKS RELATED TO OUR BUSINESS MODEL AND INDUSTRY
a.	Our businesses are at an early stage of development and operate in new and rapidly changing markets. We may not be successful in building these businesses to the scale we hope, if at all, which would adversely affect our financial condition, results of operations and future prospects.

Although our Class A shares have been listed on Nasdaq since 2011, our current businesses are in their early stages of development and operate in highly competitive and evolving markets characterized by rapid commercial and technological advancements. We previously operated as part of a larger, profitable group, but we introduced our current business model in 2024 and have limited experience in managing and financing only early-stage, capital-intensive businesses. We encounter risks frequently experienced by growing companies that operate at an early stage in rapidly changing and capital-intensive sectors, including those described elsewhere in this “Risk Factors” section. These factors may make it difficult for you to evaluate our current business and future prospects. For example, if our assumptions regarding these risks change due to fluctuations in our markets, such as any material reduction in AI spending or changes in demand for specialized AI cloud infrastructure, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our future prospects could be adversely affected. Furthermore, our current businesses have never been profitable and may never reach profitability. If we are unable to expand and develop our businesses to the scale we hope or at all, our financial condition, results of operations and future prospects would be adversely affected.

b.	Our businesses face significant and evolving competition, and any inability to adapt to new and changing technologies and customer requirements or specifications could negatively affect our financial condition, results of operations and future prospects.

The market for our offerings is intensely competitive and evolving at a rapid pace. To remain competitive, we must evolve our products and differentiate our offerings from those of our competitors while the market experiences volatility, changes in customer requirements and industry standards, regulatory developments, advancements in technology, and the frequent introduction of new or improved solutions. A failure to compete successfully could materially adversely affect our financial condition, results of operations and future prospects.

For our core AI infrastructure business, our key competitors are specialized cloud service providers focused on AI, including CoreWeave, Crusoe and Lambda. We also compete with general purpose cloud computing including Amazon (AWS), Google (Google Cloud Platform), Microsoft (Azure), and Oracle. In addition, national governments have launched initiatives in certain jurisdictions, including the U.S., to sponsor, support or otherwise encourage the development of AI infrastructure, which may intensify the competition in our core sector. Our smaller business units also face significant competition in their respective sectors. Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger customer base. We expect to continue to face intense competition from current and new entrants into the market. Our ability to compete effectively depends on a number of factors, many of which are beyond our control, including those described elsewhere in this “Risk Factors” section, and in particular:

•	the potential ability of larger competitors to develop technologies more efficiently or faster than we can, and any resulting need for us to increase our expenditure on research, development and marketing to remain competitive;
•	deferral of orders from customers in anticipation of new or enhanced solutions and services announced by us or our competitors or suppliers;
•	the adoption of aggressive pricing policies by our competitors and resulting pricing pressures on our offerings;
•	declines or changes in AI spending or demand for specialized AI cloud infrastructure or the growth rate of the AI cloud infrastructure sector generally;
•	our ability to innovate, adapt our products and services to changing industry demands and client requirements to maintain high-quality customer service and attractive value proposition;
•	our access to capital; and
•	material security breaches, or technical difficulties with or interruptions to the use of our offerings, power shortages, inability to timely secure power, and capacity constraints.

If we are not able to compete effectively with current and future players, our businesses’ ability to generate income and sustainably fund development will be negatively impacted.

c.	Our business is capital-intensive and currently not profitable, and our ability to continue to operate and to grow will depend in large part on our ability to raise additional equity or debt financing, either through the public or private markets or other third-party sources. If we are not successful in raising such capital on acceptable terms or at all, we would be unable to meet our growth targets, which would have a material adverse effect on our revenues, cash flow, financial condition and results of operations.

Our businesses are in their early stages of development, not currently profitable and extremely capital intensive. We have made, and intend to continue to make, significant financial investments into our business, including expenditures related to the enhancement and expansion of our data centers and the procurement of key components (including GPUs). Accordingly, we expect the need to raise additional equity or debt financing, either through the public or private markets or other third-party sources, to support our growth. We can provide no assurance that we will be able to obtain such financing on acceptable terms or at all.

The current global macroeconomic environment could also make it challenging to raise additional capital on acceptable terms. The trading prices of public companies have been, and may continue to be, highly volatile as a result of broader geopolitical and macroeconomic dynamics, including conflicts, political tensions, recession risks or other sustained adverse market events, inflation risk, protectionist measures, interest rate volatility, and/or market downturns, any of which may reduce our ability to access capital on favorable terms or at all.

Any failure to fund the necessary level of capital expenditures to maintain and expand our operations, meet our growth targets and/or invest in future growth opportunities, could have a material adverse effect on our revenues, cash flow, financial condition and results of operations. In addition, equity or convertible debt issuances could result in our existing shareholders suffering significant dilution and/or result in the issuance of securities that have preferential rights and privileges in addition to those of our existing Class A shares. Even if we are able to raise sufficient capital, we cannot guarantee you that we will deploy it in a manner that allows us to achieve better operating results or grow our business.

d.	If we do not successfully attract new customers, retain and expand our business with existing customers, and increase the portion of our business under longer-term contracts, our revenues, cash flow, financial condition and results of operations would suffer.

Our ability to maximize revenues and cash flow relies heavily on our ability to develop and grow a balanced customer base, continue to attract new customers and retain and expand our longer-term business with existing customers. Our ability to attract and retain customers will depend on a variety of factors, some of which are outside of our control, including, without limitation:

•	the range and quality of our products and services, as well as our ability to innovate and develop new attractive offerings and differentiate our offerings from those of our competition;
•	our ability to secure larger and longer-term contracts from a diversified client base;
•	the operating reliability, performance and security of our data centers and offerings, as well as our ability to secure sufficient capacity to meet the demand of current and prospective customers;
•	our ability to effectively market our offerings via our sales team;
•	increasing competitive pressure from other market players, including on price, as well as potential customers’ commitments to or greater familiarity with other existing solutions or services offered by our competitors;
•	our ability to secure sufficient power for our platform and solutions;
•	decreased spending on AI cloud infrastructure or AI or machine learning development generally;
•	general economic and geopolitical challenges, which could reduce customer spending or delay decision-making on our offerings; and
•	future governmental regulation, which could adversely impact growth of the AI sector.

In addition, most of our customer engagements to date have been relatively short-term. If our efforts to expand our relationships with existing and prospective customers, and to conclude longer-term contracts, are not successful, this may have an adverse impact on our revenues, cash flow, financial condition and results of operations.

e.	Technological developments in generative AI and inference, such as the development of AI models that require less computation power than earlier models, may result in decreased or differing demand for our offerings.

AI technologies have been developing, and will likely continue to develop, at a rapid pace. In addition, the market is immature and volatile, and it is uncertain whether it will achieve and sustain high levels of demand and market acceptance. Currently, as part of our expansion efforts, we seek to attract customers requiring high-performance computing. We are unable to predict whether additional computing power will continue to be required to develop larger, more powerful AI models or to support inference or other use cases. Technological advancements with open-source AI models and inference may lead to compute and other efficiencies that may impact the demand for AI services, including our offerings. Furthermore, market acceptance, understanding, and valuation of solutions and services that incorporate AI technologies are uncertain, and the perceived value of AI technologies used and/or provided by our customers could be inaccurate. Any decreased or differing demand for our offerings may adversely affect our revenue and profitability.

If we are unable to develop enhancements to and new features for our existing offerings or acceptable new offerings that keep pace with rapid technological developments, or if the AI landscape does not develop to the extent and in the manner we anticipate, our business, results of operations and financial condition will be harmed. Moreover, we may incur significant costs and experience delays in developing new offerings, or enhancing our current offerings, to adapt to market changes, and may not achieve our targeted return on such investment.

f.	We are actively building out our sales team, and our sales cycles can be long and unpredictable. If we are unable to successfully build out our team, manage our sales processes and realize expected revenues on time, our ability to grow our business, and our operating results and financial condition, may be adversely affected.

We have been expanding our global sales team rapidly in recent quarters from a low base. We may not be able to successfully build, expand, and deploy our sales organization on schedule and to the scale we hope, if at all, or to successfully hire, retain, train, and motivate our sales personnel, in which case our growth and long-term success could be adversely affected.

Sales to customers of our core offerings can involve relatively long and unpredictable sales cycles. Before a customer is willing to purchase our products and services, they may require extensive education and testing opportunities with our offerings, which further lengthens our sales cycle. As a result, it is difficult to predict when we will obtain new customers and commence generating revenue from these customers. If we are unable to build out our sales team, that team is not successful in capturing customers, or our sales cycles lengthen, our future revenue could be lower than expected in a given period or overall, which would have an adverse impact on our operating results.

g.	We may face pricing pressures as our industry evolves, and any significant or sustained reductions in pricing may reduce our margins and adversely affect our business, operating results, financial condition and future prospects.

The pricing for our key offerings is continuing to mature as our industry develops and competition increases. We anticipate that increasing competition may lead to further pressures on pricing and differentiation. In addition, in a weakened economy, companies that have competing products may reduce prices which could require us to reduce our average selling prices and harm our operating results. We may be unable to effectively calibrate our prices, whether through increases or decreases, in order to remain competitive and attract new customers and develop our existing customer base.

Given our early stage of development, and the immaturity of the market, there is limited experience with respect to determining the most favorable prices and pricing models for our offerings. As customer demand shifts to inference and other use cases, we may experience changing pricing dynamics. In addition, larger competitors with more diverse offerings may reduce the price of any offerings that compete with ours or may bundle them with other solutions and services. This could lead customers to demand greater price concessions or additional functionality at the same price levels. These risks may reduce our margins and adversely affect our business, operating results, financial condition, and future prospects.

h.	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, which could result in our business failing to meet its growth targets, which could negatively affect our financial condition, results of operations and future prospects.

Market estimates are subject to significant uncertainty, particularly in a new and rapidly evolving market with newly emerging use cases, and are based on assumptions that may not prove to be accurate and variables that change over time. Accordingly, our forecasts of market growth should not be taken as indicative of our future growth. If our assumptions about the adoption or growth rates of AI and AI cloud infrastructure prove to be inaccurate, we may fail to meet our growth targets, which could negatively affect our financial condition, results of operations and future prospects.

i.	Our smaller business units also generally operate in new and evolving industries, are at early stages of development and face significant competition in their markets.

Our smaller business units, Avride, Toloka, and TripleTen, operate in new and evolving industries and sectors, are at early stages of development and face significant competition in their respective sectors. The limited operating history of these businesses, the dynamic and rapidly evolving markets in which they operate and other factors beyond their control may make it difficult to evaluate these businesses and their future prospects and trends. In addition, we are actively pursuing third-party investment into both Avride and Toloka, including transactions in which we may cede control. We may be unsuccessful in securing such investments, which could limit the growth prospects of these businesses.

j.	Our autonomous vehicles business unit, Avride, is a capital-intensive and early-stage business operating in a highly regulated sector. If it is unable to secure significant third-party financing and/or commercial partnerships, its ability to meet its business objectives may be limited.

Our autonomous vehicles business unit, Avride, requires substantial capital expenditures and operating funds to support its growth and respond to a dynamic business environment. We have made significant financial investments into Avride to date and are actively exploring third-party financing into this business. In the event that we are unable to secure significant third-party financing for Avride, however, the likelihood that it will be able to meet its business objectives, if at all, will be significantly diminished. In addition, Avride’s business model is heavily reliant on commercial partnerships to expand into different business models and geographies. If it is unable to secure and retain commercial partnerships, its ability to meet its business objectives may be significantly limited.

In addition, any failure of the Avride business to adhere to stringent safety and product liability requirements, or satisfy applicable regulatory obligations, could harm its reputation, limit its ability to attract third-party financing or business partners, result in liability claims, and significantly impede its growth prospects.

2.	RISKS RELATED TO THE MACROECONOMIC AND GEOPOLITICAL ENVIRONMENT
a.	Geopolitical and macroeconomic developments, including increases in protectionist measures, restrictions on foreign companies, and business practices favoring local competition, could negatively affect our businesses and financial condition.

Geopolitical risks, including those arising from trade tensions and/or the imposition of tariffs, terrorist activity, or acts of civil or international hostility, are increasing and could have a negative effect on our business and could disrupt our business, partners, customers, supply chains or the economy as a whole. The introduction of tariffs, stock market volatility and interest rate increases, have had, and may continue to have, an impact on our ability to forecast our expected cash flows and operating results, on our margins, business, operating results, financial condition, and future prospects. The trading prices of public companies in the markets in which we operate have recently been highly volatile as a result of general macroeconomic and political conditions in the markets and regions where we operate including for those reasons described in this “Risk Factors” section.

Many jurisdictions have taken, and will likely continue to take, a proactive and protectionist approach to international trade generally. Governments and regulators are also increasingly recognizing the importance of data centers in ensuring the availability, resilience, security and stability of important services, including in relation to national security, healthcare and financial and banking services. As a result, foreign ownership of data centers may come under heightened scrutiny in certain jurisdictions.

Our overall performance also depends in part on worldwide economic conditions and the economic health of our current and prospective customers. Weak global and regional economic conditions affect the rate of information technology spending, including in the area of generative AI, and could adversely affect our customers’ ability or willingness to purchase our offerings.

b.	Any changes in the markets in which we operate, including consolidations, liquidations, changes to incumbents or the emergence of new entrants, the composition of our customer base or changes in the competitive environment could have a material adverse effect on our revenue, cash flow, financial condition and results of operations.

The markets in which we operate are at risk of sudden and material changes as a result of numerous factors, many of which are outside of our control. We anticipate that market developments, including consolidation of potential or current customers, recent and future acquisitions by our competitors, or partnerships or strategic cooperation between competitors, advancements in technology and the emergence of new entrants, will continue to change the competitive environment in which we operate. For example, acquisitions or strategic arrangements completed by our competitors may allow them to offer more directly competitive offerings and adapt more quickly to changes in the markets in which we operate. It is also possible that some customers may develop their own infrastructure that may compete with our offerings or adopt a competitor’s infrastructure for services that they currently acquire from us. These changes, and any failure to accurately predict and adapt to such changes and compete effectively, could materially and adversely affect our revenue, cash flow, financial condition and results of operations.

3.	RISKS RELATED TO OUR OPERATIONS
a.	We are currently dependent on a limited number of suppliers and our business may be adversely affected if we are unable to source and acquire sophisticated hardware on acceptable terms and on time. Any supply chain disruptions, delays in delivery or increased costs could adversely affect our growth plans, financial condition and results of operations.

We currently rely on Nvidia for the GPU chips we use and on a limited number of other suppliers for other key components in our infrastructure. The concentration of our suppliers exposes us to a number of risks including:

•	the potentially limited availability of and access to the latest components including sophisticated GPU chips, which can be affected by suppliers’ capacity and commitments to other customers;
•	lack of control over production costs, delivery, availability, terms, and pricing of components;

•	the potential for binding price or purchase commitments with our suppliers at higher than market rates;
•	changes in market-leading technologies away from those currently offered by our existing suppliers, which could impact our ability to offer our customers the services that they are seeking;
•	reliance on our current suppliers to keep up to date with technological advancements at the same rate that our customers and the market demands, including delivering next-generation components that perform significantly better than their previous versions;
•	limited ability to control aspects of the quality, performance, quantity, and cost of our infrastructure or of its components;
•	the prioritization by our suppliers of other customers;
•	breaches of contracts by our suppliers;
•	impacts on our supply chain from geopolitical disputes, natural disasters or adverse public health developments, including outbreaks of contagious diseases or pandemics; and
•	business, legal compliance, litigation, and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality, and manner we require.

Should we be required to change our current suppliers, our ability to meet our obligations to our customers, including scheduled compute access, could be adversely affected and our solutions may not perform at the level of quality intended, which could adversely affect our growth plans, financial condition and results of operations. In addition, our suppliers themselves rely on complex networks of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces further risks throughout our supply chain and over which we have no control. Any kind of disruption in the supply chain may affect our suppliers’ ability to meet our requirements. To the extent any of our suppliers’ businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, our business may be adversely affected. For example, the use of protectionist policies including, but not limited to tariffs, reciprocal tariffs, sanctions and export controls, may impact the cost and availability of GPU chips or other hardware. In the event of any supply disruption, it may not be possible for us to secure alternate sources of components in a timely and cost-effective manner, or at all.

b.	Our future growth relies on significant continuing expansion of our data center footprint. Any difficulties in identifying appropriate sites, entering into greenfield or build-to-suit arrangements or co-location agreements, or obtaining reliable power with sufficient capacity and on acceptable terms, will limit the growth of our revenues and anticipated profitability.

We intend to purchase, build-to-suit or enter lease agreements with respect to additional data center capacity. In particular, we have commenced the expansion of our existing owned data center in Finland, are developing several facilities in the U.S. and Europe and are exploring other appropriate locations.

The expansion of our data center infrastructure, including new data centers, will be complex, and delays in the completion of these projects or the cost, availability or access to components necessary for these projects may result in increased expenditures, operational and project inefficiencies, delays, or interruptions in the delivery of our services to our clients. Moreover, problems related to our data center infrastructure may only become evident once we have launched operations and may not be discovered during the design and testing phases, which could limit or delay our growth plans.

Construction projects expose us to a variety of significant risks, including:

•	project delays;
•	unexpected budget changes;
•	increased prices for, availability of, and delays in obtaining building supplies, raw materials and data center equipment;
•	labor availability, labor disputes and work stoppages with contractors, subcontractors and other third parties;
•	environmental issues and geological problems; and
•	delays in connection with approvals and any necessary permitting from public agencies, utility companies, or other organizations.

The selection of sites is a critical factor in our data center expansion plans. We may not be able to identify adequate or appropriate properties that have the appropriate specifications required for our business including power capacity, connectivity, and other considerations. We may also face increasing competition for appropriate sites as data center development expands rapidly in our markets.

Moreover, many of the leases we have entered or expect to enter for third-party data centers have multi-year terms and fixed capacity. If we are unable to accurately predict the data center capacity that our customers require, we could incur additional costs as a result of leasing more capacity than our customers require. We may also need to seek additional data center capacity in the event customer demand exceeds our forecasts, or if any leases with third parties are terminated or not renewed, which we may be unable to do on reasonable terms or at all.

c.	Our data centers are subject to numerous operational risks, including related to cybersecurity, physical security and third-party dependencies.

Our data centers and associated infrastructure may be subject to cybersecurity attacks or failures, including as a result of outside nefarious parties (whether private or state-backed), human error, malfeasance, internal threats, various kinds of system errors, system vulnerabilities, lack of or inadequate cybersecurity controls and protective mechanisms, which may result in service outages and adversely affect our ability to provide our services to customers. We are unable to ensure that the security measures that we take will be adequate to prevent or protect our data centers and associated infrastructure against a cybersecurity attack, and any impact to our data centers will affect our services and may also impact our business, results of operations and financial condition.

Various factors, many of which are beyond our control, can adversely affect the performance, availability, and delivery of our services to our customers including:

•	the development, maintenance, and functioning of the underlying infrastructure of the internet as a whole;
•	power and power grid constraints;
•	lack of availability and delays for data center equipment, including items such as server racks, generators and switchgear;
•	the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable and efficient internet access and services;
•	the success or failure of our redundancy systems;
•	the success or failure of our disaster recovery and business continuity plans;
•	decisions by global telecommunications service provider partners who provide us with network bandwidth to modify or terminate our contracts, shut down their operations, increase our prices, modify the level of service they provide, breach their contract, or prioritize other parties over us;
•	our ability to enter into data center agreements, purchase or build-to-suit agreements and leases according to our business needs and on terms and with counterparties that are acceptable to us; and
•	in locations where we do not fully control the operation of our leased data centers, potential service disruptions arising because of these third-party dependencies for reasons that are outside of our control.
d.	If there is insufficient customer demand to utilize the compute capacity we build, we would not realize the expected returns on our expansion efforts and our businesses, future operating results and financial condition would be adversely affected.

We are investing significantly in continuously increasing the compute capacity we are able to make available to our current and future customers and expanding the number, size and efficiency of our data centers worldwide. These expansion efforts require significant investment in capital, resources, personnel and management time. Our expected returns are dependent on customer demand for the additional compute capacity that we build. There are many factors that can reduce or constrain increases in customer demand that are beyond our control, including pricing of competitors, advancements in technologies, changes to customer needs and specifications, our inability to develop enhancements to our data centers and our service and platform offerings that meet customer needs and attract customers, and other factors including those described in this “Risk Factors” section.

e.	We depend on third-party suppliers for power, network connectivity and other key services, which exposes us to the risk of service failures by such suppliers.

We depend on being able to secure reliable and cost-effective power, network and internet connectivity and other services such as water to operate our data center facilities. Any inability to secure these requirements at acceptable cost, or shortages, supply chain issues or lack of availability of any the services upon which we rely, could adversely affect our business, financial condition and future prospects.

In particular, limitations on the availability of power sources, transmission and distribution may limit our ability to obtain the power that we require to implement our growth plans and adequately service our customers. Moreover, regulators or public agencies in the power market, power providers, or other market participants may impose onerous operating conditions on the availability or provision of, or approval for, power which may lead to significant delays or increased costs or result in the lack of availability of the level of power required to operate our current business and implement our future growth plans.

f.	We are continuing to build out our senior management team, and our success will depend on hiring and retaining key management and the ability of our team to work collaboratively to achieve our goals.

Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our senior management team and key technical team. The loss of key personnel, particularly Arkady Volozh, our founder and Chief Executive Officer, and our key infrastructure and technical personnel, could disrupt our operations and have an adverse effect on our ability to achieve our goals.

g.	There is substantial competition for highly skilled development and technical personnel in the technology and AI industries. We may be unable to hire and retain a sufficient number of qualified technical employees, which could materially adversely impact our businesses, results of operations and financial condition.

Competition for highly skilled talent in our industry is intense, and we may not ultimately be successful in identifying, hiring or retaining qualified personnel to satisfy our current or future needs. Moreover, in the event that our direct or indirect competitors recruit our current or prospective employees, our level of expertise and ability to execute our business plan could be negatively impacted.

In addition, current and prospective employees may give significant weight to the value of equity awards, and if the value of our Class A shares decreases or fluctuates, it may significantly impact our ability to attract, retain and appropriately incentivize the talent we require. If we were required to increase the cash component of our compensation, this would increase our cash expenditures which could adversely affect our results of operations and financial condition.

h.	We are actively seeking third-party investment into Avride, including transactions in which we may cease to have control. If we are not successful in securing third-party investment into this business, we may incur additional expenses to develop it further or may seek to sell or wind down those operations, either of which may limit the return on our historical investments.

As part of our business strategy, we are seeking third-party investment into Avride in the form of equity, debt, convertible financing or other sources from investors. Any third-party investment in our business units may be from a wide variety of different parties including financial investors, competitors or strategic buyers, and may take a variety of forms including minority or majority investments and may come with varying levels of requirements or conditions. Such external investments may also result in us no longer maintaining operational control over the business unit in question. If we are not successful in securing such arrangements, we may decide to continue to fund those operations at a level to be determined, which may lead to additional expenses, or to divest or discontinue those businesses, which could increase our expenses or significantly limit our return on our investment.

i.	If we are unable to maintain our best practices relating to environmental standards when expanding our data center capacity, we may be exposed to reputational and legal risks, material liabilities and costs relating to compliance with environmental laws and regulations.

We are subject to various environmental and health and safety laws and regulations in the United States and at our non-U.S. locations, including those concerning the generation, storage, handling and disposal of hazardous substances and other regulated materials. Some of these laws and regulations may impose joint and several liability, without regard to fault, for investigation and cleanup costs on current as well as on former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. Some of our operations also involve the use of hazardous substances and other regulated materials including petroleum fuel for emergency generators, as well as batteries, cleaning solutions, refrigerants and other materials that are available and present at our data center sites. There may be unknown hazardous substances or regulated materials present at sites that we own, operate or lease, including in the soil or groundwater. To the extent that any hazardous substances and other regulated materials must be investigated, cleaned or removed from sites that we own, operate or lease, we could be responsible under health and safety laws and regulations for the cleanup and removal of such materials which could require significant time and expose us to material liabilities and costs. Failure to observe best practices with respect to environmental management may also result in reputational harm to our company.

j.	We may seek to enter into strategic partnerships or relationships, and any such arrangements may fail to realize the benefits we anticipate on the desired timeframe or at all.

We may seek to expand our businesses by entering into strategic partnerships, joint ventures or other arrangements with third parties including for distribution of our services. Identifying strategic relationships with appropriate counterparties, and negotiating and documenting relationships with them, may take significant time and resources and distract members of senior management and key personnel. In addition, we may not be successful in realizing the underlying benefits we anticipate from any strategic partnership within the timeframe expected, or at all. Third parties may not meet our or our customers’ needs, demands or specifications, and, as a result, our services to customers may be adversely affected and our business, growth plans, financial condition and future prospects may be harmed. Conflicts may arise with strategic partners including regarding the expectations of each party, their responsibilities, and the interpretation of terms of the agreement. These disagreements may also lead to disputes in litigation or arbitration which would take significant time of our senior management, require significant costs, and adversely affect our reputation. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete or to grow could be impaired and our business, operating results, financial condition, and future prospects could be adversely affected.

4.	RISKS RELATED TO LEGAL AND REGULATORY MATTERS
a.	The development and use of AI tools and data centers is subject to intense political scrutiny and evolving, complex and potentially divergent regulatory frameworks across multiple jurisdictions, and the impact of such regulatory developments on our businesses remains uncertain. If we are unable to comply with such laws and regulations and related export controls and other regulations, or if such requirements limit our ability to implement our business model, we may be subject to litigation, investigation or penalties, and our businesses and results of operations could be negatively impacted.

As the market for cloud infrastructure and AI solutions continues to evolve at a rapid pace, regulators and lawmakers have begun proposing and adopting regulations and guidance on the responsible use of AI and data centers, including, for example, the AI Act in the European Union, and we expect the continued introduction of measures with respect to AI, cybersecurity, data privacy and sustainability. In addition, the recent and continuing strengthening of export controls in many jurisdictions will likely impact our supply chains and operations. Any changes to existing regulations, their interpretation and/or implementation, or new regulations, could impact our customers’ ability to use and commercialize AI tools, which in turn would impact demand for our platform and solutions, and could materially impair our ability to implement our business model and result in an adverse effect on our business and results of operations.

We strive to comply with all laws and regulations that apply to our business. We may incur greater costs in connection with such compliance requirements than anticipated. If we fail to comply with applicable laws, regulations and requirements we may become subject to investigations, enforcement actions, civil and criminal penalties or injunctions. If any of these risks materialize, our businesses, results of operations, financial condition and future prospects could be seriously harmed.

In the U.S., we are subject to various economic and trade sanctions. Given the nature of our core business, we are monitoring regulatory developments concerning export controls regarding the semiconductor industry and their impact on our sourcing of equipment for our cloud computing infrastructure. In addition, we are monitoring a proposed rule from BIS, which if implemented as proposed, would impose requirements on Infrastructure-as-a-Service (“IaaS”) providers and their foreign resellers to verify the identity and beneficial ownership of foreign person customers and to perform related reporting to BIS, as well as provide BIS authority to restrict certain IaaS transactions with foreign persons.

We have implemented procedures and safeguards to facilitate our compliance with applicable laws and regulations concerning economic sanctions and export controls. We also conduct customary “know-your-customer” and onboarding procedures for third parties that we contract with, including suppliers and customers, in accordance with our internal policies. Given the nature of our core business, we are also carefully monitoring regulatory developments concerning exports controls regarding the semiconductor industry and their impact on our sourcing of equipment for our cloud computing infrastructure. Notwithstanding these measures, we are unable to ensure that we have complied with all economic sanctions and export control laws and regulations, in particular given that the relevant rules implemented by some jurisdictions can be ambiguous. In addition, any failure by third parties outside of our control, our employees, representatives, contractors, partners, agents or intermediaries to comply with such laws and regulations could have negative consequences to us, including reputational harm and penalties, and could adversely affect our business, operating results, financial condition, and future prospects.

Furthermore, changes in the enforcement or scope of existing economic sanctions and export controls, or changes in the targets of such laws and regulations, could result in an inability to export or sell our offerings to existing and potential customers with international operations, which would adversely affect our business, results of operations and future prospects.

b.	Our business is subject to stringent and complex laws and regulations related to data privacy, data protection and information security across the different markets in which we operate, and such laws and regulations are constantly evolving. Any failure or alleged failure to comply with such laws could adversely affect our competitive position, reputation, financial condition and results of operations.

Global governmental and regulatory focus on privacy issues continues to increase and evolve, and laws and regulations concerning the handling, protection, disclosure and transfer of personal data and data sovereignty have become more complex and stringent. Many jurisdictions in which we do business, including the European Union, have laws and regulations concerning data privacy, data protection and information security that are often more restrictive than those in the U.S. In addition, data privacy, data protection and information security laws across the various markets and jurisdictions in which we operate are subject to uncertainty and conflicting interpretations and applications. Our efforts to comply with new and existing laws result in significant costs for our business. If these laws and regulations are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that they change operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations. If any inspections result in the determination that we fail to comply with the applicable data protection legislation, our competitive position, reputation, financial condition and results of operations could be adversely impacted.

5.	RISKS RELATED TO INFORMATION TECHNOLOGY, INTELLECTUAL PROPERTY AND INSURANCE
a.	We rely on sophisticated IT security measures to protect our and our customers’ businesses and data. The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies and procedures may disrupt our operations, cause material harm to our financial condition or reputational damage, compromise confidential information or damage our business relationships.

Companies are experiencing an increasing number and variety of attacks on their networks on an evolving basis, presenting unprecedented cybersecurity challenges, some of which are augmented by developments in generative AI. These risks are particularly acute for technology and cloud infrastructure companies.

Third parties have in the past attempted, and in the future may attempt, to interfere with our network and offerings. Third parties may also attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our data or our customers’ data. In addition, state-sponsored cyberattacks may continue to rise in connection with regional geopolitical conflicts. We expect these risks, and the risks associated with other malicious cyber activities, will continue to increase. Any actual or perceived cybersecurity breaches and incidents could adversely affect market perception of our infrastructure and would adversely affect our financial condition and future prospects.

We have implemented and rely on sophisticated IT and other security measures to protect our, our customers’ and partners’ businesses, information, data and personal details, as well as to safeguard the seamless operation of our offerings. While no incidents have had a material impact on our financial condition or business relationships to date, we are unable to guarantee that material incidents will not occur in the future. Despite our efforts, we may not be able to predict or recognize a cybersecurity incident, or implement adequate preventative measures, as the techniques used to sabotage systems and/or gain unauthorized access are ever-changing and may not be identified until the cyberattack has been launched against us. In the event of a serious cybersecurity breach, we could risk the loss of this information, litigation and possible liability, which could cause material harm to our financial condition, reputational damage or damage to our business relationships.

b.	We may not be able to protect our intellectual property rights and prevent third parties from the unauthorized use of our intellectual property, which may adversely affect our competitive position, businesses, financial condition and results of operations.

In order to protect our intellectual property rights and proprietary information, we rely on, among other things, copyright, trademark, patent, trade secret laws and other related laws in the markets in which we operate, together with conﬁdentiality procedures, contractual commitments and controls. Any significant infringement of our intellectual property rights and proprietary information could adversely affect our competitive position, business, financial condition and results of operations. In addition, we cannot guarantee that the steps we take to protect our intellectual property and technology rights will be sufficient to deter any misappropriation or unauthorized use of our intellectual property and proprietary information or provide us with any competitive advantages. For example, there is no guarantee that any confidentiality or license arrangements that we enter into with, among others, our employees, customers and partners are enforceable. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights can be uncertain and any inadequate protection in some jurisdictions may hinder our international expansion efforts.

We may be required to incur significant costs and dedicate significant resources to monitor and protect our intellectual property rights and proprietary information. If we are unable to successfully protect these rights, we may find ourselves at a competitive disadvantage. Furthermore, technology companies are actively developing patents covering AI, cloud infrastructure and internet-related technologies, and disputes regarding the ownership of technologies and rights associated with online activities are likely to increase in the future. We may find ourselves having to initiate claims or litigation in order to defend our intellectual property rights or to establish the validity of such rights. Any such litigation could result in significant expense for our business and could affect our results of operations, financial condition, and future prospects.

c.	We may become involved in intellectual property infringement claims, which may adversely affect our competitive position, businesses, financial condition and results of operations.

We may in the future be sued by third parties for alleged infringement of their intellectual property or proprietary rights resulting from claims that our current or future offerings infringe or otherwise misuse such rights and/or breach our arrangements with them. The cloud infrastructure and technology industries are characterized by the existence of a large number of patents, trademarks and copyrights, and frequent litigation based on allegations of infringement or other violations of proprietary rights. We expect that the volume of these claims, regardless of validity, will increase as the number of competitors in our market continues to grow, as we continue to grow and expand into new businesses, and the volume of issued hardware and software patents and patent applications in our industry continues to increase.

Third parties may in the future claim that our current or future offerings infringe or otherwise misuse their intellectual property rights and/or breach our agreements with them. Such claims may result in legal claims against us, our customers and our third-party partners. If we are found to be in violation of a third party’s intellectual property rights, we may have to pay significant damages or compensation and/or stop using the technology found to be in violation of a third party’s rights or release source code to third parties, possibly under open-source license terms, or require us to satisfy indemniﬁcation obligations owed to our customers and other third parties. In addition, we may have to seek a license for the technology, which may not be available on commercially favorable terms or at all and may significantly increase our operating expenses. Furthermore, we may have to dedicate significant time and resources to develop an alternative non-infringing technology. If we are unable to license or develop the relevant technology for any potentially infringing aspects of our business, we may be forced to limit, stop selling or redesign our offerings, which could adversely affect our competitive position, financial condition and results of operations.

d.	We incorporate and may continue to incorporate “open-source” software in some of our technology solutions and offerings, and any failure to comply with the terms of the underlying open-source software licenses could adversely affect our competitive position, business, reputation, results of operations, financial condition, and future prospects.

The use and distribution of open-source software may involve different risks than the use of third-party commercial software. For example, generally speaking, open-source licensors provide no warranties or indemnification on such code and open-source software may have unknown bugs and other security vulnerabilities which could impact the performance and security of our offerings. In addition, open-source software licenses can impose significant limitations on the use of their proprietary software. While we believe we comply with the license terms of the open-source software that we incorporate in our offerings, from time to time we may face claims from the copyright holders of open-source software alleging copyright infringement and breach of contract for failure to meet the open-source license terms. Although we have tools and processes in place relating to software development and design to help us identify the usage of open-source software in our proprietary software, and take various steps to mitigate such exposures, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source. Furthermore, the copyright holders of certain open-source software could demand the release of the source code of any of our proprietary code that is a derivative work of the open-source software, or otherwise seek to enforce, have us specifically perform, or recover damages for the alleged infringement or breach of, the terms of the applicable open-source license. While we would not expect there to be any grounds for such claims or for them to be successful, any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of any open-source software licenses could adversely affect our competitive position, sales prospects, results of operations, financial condition, and future prospects.

Any claims in connection with our use of open-source software, regardless of validity, could result in litigation, require us to purchase a license at unfavorable cost or on unfavorable terms, or require us to devote additional research and development resources to change our offerings in order to replace contested open-source software with third party licensed software or our own proprietary software. The terms of various open-source licenses have been interpreted by courts to a very limited extent, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions, obligations or restrictions on our use of the open-source software. We endeavor to use open-source software in a manner that complies with the terms of the open-source licenses while at the same time not requiring the disclosure of the source code of our proprietary software. The above risks could have a material adverse effect on our competitive position, business, reputation, financial condition, results of operations and future prospects.

e.	The level of insurance coverage that we purchase, including for fire, flood, cyber risks or business disruption, may prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.

We carry liability, property, business interruption, cybersecurity, and directors’ and officers’ insurance and other insurance policies to cover insurable risks to our business. We select the types of insurance, including the limits and deductibles, based on our specific risk profile, including risks prevalent in our markets, the cost of the insurance coverage versus its anticipated benefit and general industry and market standards.

There can be no guarantee that any or all costs or losses incurred will be partially or fully recouped from such insurance. In addition, as cyberattacks and cyber incursions increase in frequency and degree, in particular in our industry and against technology companies, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

Furthermore, insurance coverage is becoming increasingly expensive, and in the future, we may not be able to maintain insurance coverage at a reasonable cost or in ample amounts to protect us against losses due to liability. Any of the limits of insurance that we purchase could prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.

6.	RISKS RELATED TO OUR FINANCIAL RESULTS AND REPORTING
a.	Our results of operations may fluctuate on a quarterly and annual basis, and such fluctuations may be particularly pronounced in the near and medium terms given the early stage of the development of our businesses and of the markets in which we operate.

We have experienced fluctuations in our results of operations, and we expect that our operating results will continue to vary from period to period. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. The fluctuations in our results of operations may cause the market price of our Class A shares to be volatile and/or negatively impacted. We may experience significant fluctuations in our results of operations in the foreseeable future due to a variety of factors, many of which are described in this “Risk Factors” section, and including the following factors relating to the early stage of the development of our business and of the markets in which we operate:

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business, including the timing and magnitude of depreciation and interest expense or other expenses related to the acquisition, purchase or construction of additional data centers or the upgrade of existing data centers;
•	our ability to successfully expand our business and integrate new infrastructure, including new chip generations;
•	our ability to attract new and retain existing customers, increase sales of our offerings, or sell additional offerings to existing customers;
•	changes in customer requirements or market needs;
•	changes in the growth rates of the markets in which we operate;

•	changes in our legal or regulatory environment, including developments in regulations relating to data privacy, intellectual property, sustainability and AI and machine learning;
•	the timing and length of our sales cycles;
•	changes in our pricing practices or those of our competitors;
•	lack of available capacity in our existing data centers to generate new revenue or delays in opening new or acquired data centers that delay our ability to generate new revenue in markets which have otherwise reached capacity;
•	technical difficulties with, or interruptions to, the use of our offerings; and
•	our ability to reduce our cost of capital over time.

Any of the foregoing factors, individually or in the aggregate, or other factors discussed elsewhere in this “Risk Factors” section, could have a material adverse effect on our business, results of operations and financial condition.

b.	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to establish and maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

As a public company, we are subject to the Sarbanes-Oxley Act, which requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting, and evaluate and determine the effectiveness of our internal control over financial reporting. The process of designing and implementing effective internal controls compliant with the Sarbanes-Oxley Act is a continuous effort and requires the investment of substantial time and resources, including by members of our senior management. The Sarbanes-Oxley Act requires us to include a report of management on our internal control over financial reporting in our annual report on Form 20-F, together with an attestation of our independent registered public accounting firm. The report prepared by management assessing the effectiveness of our internal control over financial reporting needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

While preparing the financial statements that are included in this Annual Report on Form 20-F, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have concluded that these material weaknesses reflected the substantial change in our businesses and organization as a result of the significant and complex divestment transaction we completed in 2024. Although we took extensive steps to create the infrastructure to operate independently from the larger divested businesses, we were unable to complete the implementation of all necessary controls for our newly constituted group during 2024. In particular, as we continued to implement a new enterprise resource planning (ERP) system, we did not yet have in place all necessary business processes, systems, personnel, and related internal controls. We believe that these control deficiencies did not result in a misstatement in our annual or interim financial statements.

The material weaknesses identified were as follows:

●	We did not adequately and timely design and implement effective controls in business applications across our new information technology infrastructure. Specifically, we did not adequately and timely design, implement and ensure the effectiveness of controls in access management, system monitoring and change management. This resulted in lack of sufficient effective controls, which undermines the assurance of data accuracy and increases the risk of errors or misstatements.
●	We did not adequately and timely design and maintain effective information technology general controls or certain information systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Specifically, we did not adequately and timely design, implement and ensure the effectiveness of the operating system controls in connection with our revenue recognition process. This resulted in our inability to ensure that we would be able to consistently prepare accurate revenue statements, which undermined the assurance of our data accuracy and increased the risk of errors or misstatements.
●	We did not adequately and timely design and maintain effective information systems, policies and procedures for our reconciliation process for fixed assets. Specifically, we did not design, implement and ensure the effectiveness of the relevant operating system controls. In addition, we did not complete our asset validation policy and procedures. This resulted in the ineffectiveness of our ability to ensure the existence, ownership and accuracy of data in connection with our assets, which undermines the assurance of data accuracy and increases the risk of errors or misstatements.

During the year ended December 31, 2024, and first quarter of 2025, our management undertook the following remedial actions to help address these material weaknesses:

●	We performed compensating control procedures across all our businesses in 2024 to reconcile our 2024 revenue, with a view to ensuring the accuracy of the revenue recognized during the year.
●	We conducted a stock count at key asset locations across our businesses to validate the existence, ownership and accuracy of data in connection with our assets as reported for our 2024 fiscal year.
●	We began a companywide remediation project, with the support of external consultants, to enhance the control framework and address our material weaknesses in internal controls. This project is designed to ensure a more robust, effective, and sustainable control environment and information technology systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Specifically, we expect that this project will improve our information technology systems relating to our revenue recognition and fixed assets reconciliation processes and ensure the effectiveness of the operating system controls in connection with each of these processes.

While management has made improvements to our control environment and business processes to support and scale with our growing operations, the identified material weaknesses remain un-remediated. We expect our remediation efforts to be completed by the fourth quarter of 2025.

If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to establish and maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or fail to prevent malfeasance, any of which could result in our shareholders losing confidence in our reported financial information, limitations on our access to capital markets, sanctions or investigations by regulatory authorities, harm to our results of operations and a decline in the market price of our Class A shares.

We will not be able to fully remediate the identified material weaknesses until the ongoing steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We have already made improvements to our control environment and business processes to support and scale with our growing operations and we believe we will make further significant progress in our remediation plan by the end of 2025. We can provide no assurance that we will be able to fully remediate the material weaknesses by such time. We may also incur significant costs to execute various aspects of our remediation plans but cannot provide a reasonable estimate of such costs at this time.

Furthermore, we can provide no assurance that we have identified all material weaknesses. In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remediate promptly. As our business matures and develops, we will also need to further develop our internal control systems and procedures to keep pace with our growth and successfully implement or scale improvements to our systems, processes, and controls in an efficient, timely and cost-effective manner. Our current controls and any new controls that we develop may become inadequate because, among other reasons, they may not keep pace with our growth or the conditions in our business may change. Any future growth will continue to add complexity to our business. In order to evaluate and improve our internal controls over financial reporting, we will need to continue to incur substantial professional fees and internal costs for our accounting and finance functions, expend significant management efforts, and continue to implement, and validate through testing, plans developed to address areas that we have identified as requiring improvement.

If we are unable to successfully remediate our existing or any future material weaknesses, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable Nasdaq listing requirements, and investors may lose confidence in our financial reporting.

c.	Changes in the tax laws, regulations and systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our reported financial results.

We are subject to complex tax laws, regulations and systems in numerous jurisdictions, including income, sales, value-added, dividend withholding, transaction and other taxes. During the ordinary course of our business, there are many activities, arrangements and transactions for which the ultimate tax analysis and determination is uncertain. Ambiguities, uncertainties, and changes in taxation, and arbitrary or inconsistent government action, including the application of tax laws and tax audits by regulatory authorities in the jurisdictions in which we operate, may materially adversely affect our future tax obligations and financial results.

In addition, the tax treatment of the significant divestment transaction we completed in 2024 is complex. In particular, the Class A shares we received as partial consideration for the divestment are considered for Dutch tax purposes as having been repurchased, and therefore subject to dividend withholding tax, other than to the extent they qualify as “temporary investments” for Dutch tax purposes. Although we believe that we have paid all applicable withholding tax due in connection with such transaction, it is possible that the Dutch tax authorities may challenge our assessment and determine that additional tax is due.

Furthermore, due to the expanding scale of our international business activities and operations, any changes to the taxation of our activities could impact the tax treatment of our foreign earnings, increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. The foregoing changes may also apply retroactively and result in taxes greater than the amounts estimated and reported in our financial statements.

d.	Our results of operations may be adversely affected if we are not able to accurately estimate the value and useful lives of our long-term infrastructure assets or to amortize them over the periods we anticipate.

Our management must make certain estimates and assumptions that affect the amounts reported in our consolidated financial statements, including with respect to the useful lives of our long-lived assets. Our estimates of useful lives of property, plant and equipment primarily relate to our server and network equipment, and to a lesser extent to the investments in infrastructure and our own-built datacenter facilities. Such estimates are based in part on our historical experience in operating assets of a similar nature, market inputs, if available, and multiple other assumptions that we believe to be reasonable.

We anticipate that depreciation and amortization expense will increase in absolute terms as we continue to invest in our technology infrastructure and data center facilities. Given our limited history of operations in respect of our current business, and the immature and evolving market in which we operate, our estimates of the useful lives of such assets may be subject to change. Our reported results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.

e.	We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

We operate internationally and have experienced, and may continue to experience, gains and losses resulting from fluctuations in foreign currency exchange rates. The functional currency of our parent company, Nebius Group N.V., is the U.S. dollar, while the functional currency of our group’s other businesses is generally the respective local currency. Accordingly, fluctuating foreign currency exchange rates have a direct impact on how our international results of operations translate into U.S. dollars.

7.	RISKS RELATED TO OUR CLASS A ORDINARY SHARES
a.	The market price of our Class A shares has been and may continue to be volatile, including as a result of general market and industry developments that are outside our control. These risks may be exacerbated by volatility in the emerging industry in which we operate and the relative lack of comparable publicly traded peers.

Trading in our Class A shares on Nasdaq was suspended in February 2022 and resumed in October 2024, following the successful divestment of our Russian assets. Since the resumption of trading, the market price of our Class A shares has been and may continue to be volatile. The market price of our Class A shares depends on a number of factors, including those described in this “Risk Factors” section, some of which are beyond our control and/or unrelated to our operating performance or prospects.

In addition, given the relatively recent resumption of trading in our shares, the early stage of the development of our businesses and the immaturity of the industry in which we operate, it may take some time for the trading price of our Class A shares to reflect the intrinsic value of our group.

Furthermore, on the back of current global macroeconomic and geopolitical uncertainty and disruption, the stock market, and the market for technology companies in particular, have recently experienced significant price and volume fluctuations that have often been unconnected or disproportionate to the operating performance of those companies. The market price of our Class A shares has been and may continue to be negatively impacted as a consequence of these conditions, regardless of our actual operating performance. Companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Securities litigation, if instituted against us, could result in substantial costs and/or damages, and divert management’s attention from other business concerns, which could seriously harm our business.

The foregoing factors and fluctuations could cause our shareholders to lose all or part of their investments as they may not be able to resell their Class A shares at or above the price at which they acquired such shares.

b.	We expect to issue additional equity or equity-linked securities from time to time, which may dilute your interest in our company.

In order to expand our businesses and invest in our future prospects, we may consider offering Class A shares and securities that are convertible into our Class A shares, and we may issue additional Class A shares in connection with acquisitions or joint ventures. If we sell additional Class A shares, the ownership interests of our existing shareholders will be diluted to the extent that they do not participate in such offering. We have also granted and will in the future grant equity awards to our employees, directors and consultants, which upon settlement will also dilute the interest of our current shareholders.

c.	Future sales of Class A shares by existing shareholders could put pressure on our share price.

We issued approximately 33 million Class A shares to institutional and strategic investors in a private offering in December 2024.  We have agreed to file a registration statement withing five days following the filing of this Annual Report on Form 20-F to register these shares for resale by such investors. Once registered, such shares will be freely tradeable. If the investors decide to sell a material number of our Class A shares over a short period, it could create downward pressure on our share price.

d.	The concentration of voting power with our founding shareholder limits the ability of our minority shareholders to influence corporate matters, including the election of directors.

Our Class B shares carry ten votes per share and our Class A shares carry one vote per share. As of March 31, 2025, our CEO, directors, employees and other pre-IPO shareholders together held Class A and Class B shares carrying approximately 65% of the voting power of our ordinary shares; and a family trust established by our CEO held Class B shares carrying approximately 55% of the voting power of our ordinary shares (representing an approximately 13% economic interest in our company). To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to control the election of the directors of our company and in other corporate actions that require shareholder approval.

8.	RISKS RELATED TO US SHAREHOLDERS
a.	We rely on the Nasdaq Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders differ from the rights of a shareholder of a domestic U.S. issuer.

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

b.	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The responsibilities of members of our Board of Directors under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of its duties, our Board of Directors is required by Dutch law to consider the interests of the company and its group, its shareholders, its employees and other stakeholders and not only those of our shareholders. In addition, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders.

Furthermore, the rights of our shareholders are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

c.	We can provide no assurance that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes for the 2024 tax year, and do not expect to be a PFIC in the foreseeable future. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for the 2024 tax year, after taking into account the significant divestment transaction we completed in 2024. There is limited guidance as to the application of this exception, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for the 2024 tax year. In addition, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder.

d.	If we cease to qualify as a foreign private issuer, we would be required to comply with the U.S. securities laws and reporting requirements applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

Foreign private issuers are not required to comply with certain disclosure requirements that apply to U.S. domestic public companies. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, while we continue to qualify as a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to continue to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer that could have a material adverse effect on our results of operations.

9.	GENERAL RISKS
a.	Although our group no longer has any operations or employees in, or derives any revenues from, Russia, our legacy could create challenges for our operations.

We divested all our group’s businesses in Russia and related businesses in certain international markets in 2024. We do not have any customers, suppliers or business partners in Russia, own or hold any interest in any businesses or legal entities in Russia, or derive any revenues from Russia, and have undertaken a comprehensive operational, legal, HR and technical review of all aspects of our business to ensure that no legacy connections to Russia exist. Nevertheless, despite these efforts, our legacy could create challenges for our businesses, including more protracted client on-boarding and “know-your-customer” processes with counterparties and financial institutions.

b.	Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.

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

c.	We do not comply with all of the provisions of the Dutch Corporate Governance Code, which may affect the rights of our shareholders.

As a Dutch company, we are subject to the Dutch Corporate Governance Code, or “DCGC”. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the Nasdaq Global Select Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). The DCGC requires that companies either “comply or explain” any non-compliance and, in light of our compliance with Nasdaq requirements and as permitted by the DCGC, we have elected not to comply with all of the provisions of the DCGC. This may affect the rights of our shareholders who may not have the same level of protection as shareholders in a Dutch company that fully complies with the DCGC.

d.	Any U.S. or other foreign judgments our shareholders may obtain against us may be difficult to enforce in the Netherlands.

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

e.	We may fail to achieve our environmental, social and governance and sustainability goals, or may encounter objections to them, either of which may adversely affect public perception of our business, impose additional costs, or affect our relationship with our customers, shareholders or other stakeholders.

We are committed to sustainability and environmental, social and governance (“ESG”) principles. The implementation of our sustainability and ESG-related objectives are overseen by our Board’s Nominating and Corporate Governance Committee, coordinated by our group’s sustainability manager, and monitored by executive teams and management at the level of the individual business units.

Regulators, investors, customers, employees and other stakeholders are increasingly focused on sustainability matters, including climate change. There is also an increased focus on AI businesses and their impact on the environment, in particular with respect to the high power-demands involved and the reliance on critical materials. To address these goals and concerns, where possible, we plan to invest heavily in the energy efficiency of our infrastructure to reduce our environmental footprint. Furthermore, we plan to pursue opportunities to improve energy and water efficiency. For example, our data center in Finland features innovative free cooling and heat recovery systems, and hosts one of Europe’s most energy-efficient supercomputers. As a consequence of these and other initiatives, we intend to make progress towards reducing our environmental impact and global carbon footprint, meet our climate related commitments, as well as ensuring that our business remains viable in a low-carbon economy.

Pursuing these objectives may involve additional costs for conducting our business, which could adversely affect our financial position and results of operations. There is also a risk that our ESG and sustainability objectives will not be successful. A failure to meet our ESG goals, or significant controversy regarding these goals and how we achieve them, could adversely affect public perception of our business or customer, stakeholder or community support, which could result in a decline in the market price for our Class A shares.

We also may face potential governmental enforcement actions or private litigation challenging our ESG and sustainability goals, or our disclosure of those goals and our metrics for measuring achievement of them. New or changing regulation or public opinion regarding our ESG and sustainability goals or our actions to achieve them may result in adverse effects on our financial performance, reputation or demand for our services and products, or may otherwise result in obligations and liabilities that cannot be predicted or estimated at this time. We may also face conflicting and contradictory requirements in the Netherlands, U.S. and other relevant jurisdictions, and therefore face challenges in meeting competing demands and expectations.

There is some indication that ESG and sustainability goals are becoming more controversial, as some governmental entities in the U.S. and certain investor constituencies question the appropriateness of, or object to, ESG and sustainability initiatives. Some investors may use ESG-related factors to guide their investment strategies and may choose not to invest in us, a factor that would tend to reduce demand for our shares and possibly affect our share price adversely.

Item 4. Information on the Company.

Overview

Nebius is a global technology company building full-stack AI cloud infrastructure to support the rapid growth of the AI industry. Our mission is to power AI innovation with dedicated, high-performance infrastructure including an AI cloud platform purpose-built for AI innovators, from individual developers to startups to the largest enterprises. To do this, we provide the compute, storage, managed services and critical software they need to train, run, and deploy models and apps quickly and efficiently. We deliver accelerated compute and data storage solutions that power AI application development and deployment at scale, offering our customers a full range of consumption options ranging from on-demand to fully managed infrastructure to “bare metal” deployments. We are one of the largest specialized AI cloud providers, with a significant presence in Europe and rapid ongoing expansion in the U.S.

As AI adoption accelerates, we expect the demand for the services we offer to continue to grow rapidly. The AI technology market is projected to reach $800 billion by 2030, growing at a 29% CAGR from 2023 to 2030. We estimate that the total addressable market for GPU-as-a-Service and AI cloud will exceed $260 billion by 2030, with a 35% CAGR over the same period.

Our full-stack approach encompasses data centers, in-house-designed hardware, and an intelligent software layer, enabling us to deliver accelerated compute clusters, a proprietary cloud platform, and advanced tools for AI model training and inference. This ensures end-to-end optimization that combines the reliability and user experience of a hyperscaler with the flexibility and efficiency of purpose-built AI infrastructure.

We own and operate a data center in Finland, and also operate co-location sites in France and Iceland. In early 2025, we commissioned our first US-based co-location site in Kansas City, Missouri and began construction of a build-to-suit facility in Vineland, New Jersey. The New Jersey site is a phased development scalable up to 300 MW, with initial capacity expected to be available in the second half of 2025. We plan to dedicate the facility’s incremental capacity to NVIDIA next generation Blackwell GPUs. As of March 31, 2025, our total capacity stood at approximately 30,000 GPUs, most of which are NVIDIA H200s. We plan to further expand our data center footprint in other regions.

We have optimized our AI-native cloud platform for highly intensive, distributed AI workloads. Our full-stack solution is built for efficiency and reliability, and optimizes resource allocation through continuous innovation across every layer of our infrastructure. Unlike the majority of “neoclouds”, we built our infrastructure from the ground up, designing servers and racks in-house and embedding innovation in the design of our data centers to maximize compute performance. This also gives us full control over performance optimization, reliability, and cost efficiency. Unlike off-the-shelf hardware, our designs are tailored specifically for AI workloads, enabling optimized power and cooling efficiency, lower latency, and seamless integration with our cloud platform. This not only improves performance and reliability, but also gives us flexibility on pricing, provides cost savings for customers by maximizing resource utilization and minimizing hardware bottlenecks, and enables us to be competitive for our customers. We believe this deep hardware integration delivers substantial benefits to customers building transformative applications across many diverse industries including healthcare, robotics, and entertainment.

Our purpose-built software allows us to quickly and efficiently provision compute resources on-demand from a single node to thousands of nodes. This flexibility ensures customers can handle everything from small-scale experiments in our self-service offering, to enterprise-grade AI training and inference, without over-provisioning, and to adjust resources dynamically to meet their evolving needs.

Our close-knit and highly experienced team has over a decade of expertise working together to design, scale and operate data centers, cloud-based infrastructure and software solutions. With hundreds of engineers across Europe, the US and Israel, including specialists in data-center construction and operations, hardware R&D, AI cloud platform development, and AI research and development, we maintain full control over our technology stack, ensuring seamless integration of every aspect from infrastructure to AI services, with 24/7 service globally. Our team’s long-standing partnerships with leading chipmakers and OEMs further enhance our infrastructure capabilities.

Our customers range from technology companies and AI-native startups to research labs and individual developers building the next generation of AI models, applications and services. They choose our platform for its flexibility, reliability, and comprehensive support for diverse AI workloads.

In addition to our core AI infrastructure business, we have three distinct businesses that operate under separate brands: Avride, a developer of autonomous driving technology for self-driving vehicles and delivery robots; Toloka, a data partner for AI model training, evaluation, and development; and TripleTen, a leading edtech platform focused on re-skilling individuals for careers in technology.

Core business: Nebius’s full-stack AI cloud offering

Nebius offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications.

At its foundation is a highly efficient and sustainable infrastructure layer that delivers scalable compute, storage, and networking resources engineered for high-performance AI workloads. This design offers greater compute capacity per unit of energy when compared to conventional solutions, while ensuring reliability and operational resilience.

Built on top of this robust foundation, our AI cloud platform streamlines AI development and deployment. Completely rebuilt from the ground up and launched in October 2024, Nebius AI Cloud leverages the NVIDIA accelerated computing platform, featuring NVIDIA’s GPUs and networking, and offers key capabilities such as containerization, orchestration, and serverless computing. These features allow AI innovators to effectively scale AI workloads while seeking to maximize flexibility and performance.

At the top layer, our AI and machine learning services provide a comprehensive suite of tools for data preparation, model training and model deployment. In addition to our infrastructure and compute, we offer pre-built AI applications and development tools that simplify AI adoption – particularly for organizations without dedicated AI engineering teams.

In November 2024, we significantly extended the application layer of our stack with the launch of Nebius AI Studio, our inference-as-service platform. AI Studio gives AI app builders access to dozens of open-source AI models, enabling them to build and ship innovative products quickly and at an optimized cost.

Hardware layer

Data Centers

With decades of experience in developing hundreds of megawatts of greenfield capacity, our team has built large-scale, highly efficient data centers featuring supercomputing and efficiency innovation, including Finland’s first server-heat recovery system. We leverage our advanced data-center design to enhance unit economics by reducing energy overheads, optimizing IT workload allocation, and lowering server maintenance costs, and to ensure scalability of capacity at each site.

To support our rapid growth and geographical expansion, we operate three types of data centers:

Greenfield

We own the land and manage the power infrastructure, and our engineers design every aspect of the data center. This approach offers the greatest flexibility for optimizing energy efficiency and performance. Our Finland data center is a greenfield facility. It features what we believe to be one of the world’s leading power usage effectiveness (PUE) levels under high IT loads, employs an innovative free-cooling system that eliminates the use of water and refrigerants, and has been recovering 15,000-20,000 MWh of server heat annually to warm local homes.

Build-to-suit

We partner with a developer who owns the land and secures the power, while we provide custom specifications for the data-center buildout. This allows us to drive energy efficiency and infrastructure optimization within the facility. Our New Jersey facility follows a build-to-suit model.

Co-location

We lease capacity at existing data centers through third-party providers, enabling us to rapidly deploy compute resources. While these facilities are not owned by us, we apply rigorous selection criteria to ensure they meet our performance, reliability and scalability standards. Operational efficiencies are achieved through the deployment of our in-house-designed racks, optimizing power consumption. Our France, Iceland, and Kansas City deployments are all co-location sites.

Hardware

Designing our servers and racks in-house gives us full control over server prototyping, production and deployment, which is a key factor in reducing operational cost, accelerating time-to-market and scaling AI infrastructure. Our servers are engineered to operate at temperatures up to up to 40°C (105°F), compared to the ASHRAE standard limit of 27°C (80°F). This makes air cooling sufficient to maintain optimal performance for the current generation of chips, even those with high thermal density. Beyond energy saving, our proprietary toolless rack design simplifies maintenance and repairs, so components can be replaced within minutes instead of hours, improving reliability and uptime. This also reduces staffing requirements, allowing one engineer to manage thousands of servers. Furthermore, our streamlined design enhances workplace safety, reducing risks associated with complex traditional server maintenance.

As of March 31, 2025, we have deployed approximately 30,000 GPUs across our global data center footprint, primarily NVIDIA H200s. We also currently plan to take delivery of over 22,000 NVIDIA Blackwell and Blackwell Ultra GPUs starting in 2025; our New Jersey data center will be dedicated to NVIDIA Blackwell and Blackwell Ultra-architecture GPUs.

Our hardware stack consists of the following core components:

●	Compute – our compute solutions include both GPU and CPU-only instances, providing flexibility for diverse workloads.
●	InfiniBand-connected GPU clusters – we interconnect our GPU clusters using NVIDIA InfiniBand, ensuring high-speed, low latency communication for distributed workloads.
●

Storage – we offer a range of storage solutions to meet diverse customer demands, including block storage, shared file storage and object storage. Our platform combines in-house storage offerings with solutions from leading third-party storage providers, giving customers flexibility to optimize storage based on their individual needs.

Software layer

Cloud Platform and Value Added Services

Our proprietary AI cloud platform is configured to support AI workloads of any scale, from single-GPU virtual machines to large clusters of many thousands of GPUs. It orchestrates resource usage across compute, storage and workload allocation, enabling efficient scaling and management of infrastructure while minimizing performance bottlenecks. For example, our Kubernetes and SLURM orchestrators are built on industry-standard open-source solutions, delivering resilient and extensible infrastructure for managing containerized workloads and services at scale. Our Soperator solution, used by many of our customers, is a SLURM-based workload manager for machine learning and high performance compute clusters, enables robust job scheduling, fault-tolerant training, and a simplified user experience.

Every feature we develop is designed with an intuitive user interface, covered by comprehensive documentation, and allows for seamless access via API and/or Terraform for programmatic orchestration. We also prioritize observability and logging, ensuring that critical information is accessible both through the UI and via an API.

The following graphic shows our AI Platform and Applications and our AI Cloud layers, both further described below.

On top of our AI cloud infrastructure, we have created a powerful AI Platform and Applications layer for our customers featuring popular third-party and open-source software, which is available as managed services or through our marketplace. This layer includes:

●	Ready to use LLMs – We provide access to leading open-source models including the Llama family, Mistral and DeepSeek-R1. These can also be pre-configured for optimal performance and usability.
●	Machine-learning operations (MLOps) – We have built a suite of MLOps tools that streamline the entire machine-learning lifecycle, from data preprocessing and model training to continuous monitoring.

This includes:

○	MLflow for tracking experiments and efficient model management;
○	JupyterLab for simplified interactive computing for data and ML workloads;
○	Flowise for deploying ML pipelines with minimal coding;
○	Volcano for scheduling high-performance AI and deep learning workloads;
○	Kubeflow for streamlining deployment scaling and management of ML workflows;
○	Cvat for annotating images and videos for computer vision tasks;
○	Apache Airflow for monitoring complex data across distributed environments;
○	Apache Spark for high-performance data processing; and
○	ClearML Agent to work with the ClearML AI Platform to streamline AI adoption and the entire development lifecycle.
●

Vector databases – Efficient data storage and retrieval are critical for AI workloads and particularly for similarity search and large-scale embeddings. Our platform supports leading vector databases such as Qdrant, Milvus and ClickHouse, enabling customers to store, index and access high-dimensional data with low latency.

●

Development operations (DevOps) – We have assembled a suite of DevOps tools that enhance every stage of the software development lifecycle, from code integration and deployment to continuous monitoring and scaling. This includes:

○	Prometheus Operator, Node Exporter, Grafana, Prometheus and Kube State Metrics for comprehensive monitoring of clusters;
○	NGINX Ingress Controller and cert-manager for managing network traffic; and
○	Sealed Secrets for control of sensitive data, protecting from unauthorized access.

Other Offerings

AI Studio is our inference-as-a-service offering, designed to streamline application development for foundation model users and app builders. Unlike traditional GPU-per-hour pricing, AI Studio is monetized through a token-based model, offering customers greater flexibility and cost efficiency.

Launched in October 2024, AI Studio provides access to dozens of the latest open-source text and multimodal LLMs, including DeepSeek-R1 and the Llama family, with key benefits including low latency, verified model quality and expert support. Services available to date include real-time inference, batch inference, fine-tuning of models and image generation. Since its launch, AI Studio has attracted nearly 60,000 registered users.

We are also experimenting with other service offerings. For example, in the fourth quarter of 2024 we introduced in beta TractoAI, our serverless platform designed for scalable AI and Big Data workloads. It eliminates infrastructure management by automatically provisioning and scaling resources, combining serverless flexibility with hyperscaler-like performance. Built on our bare metal and compute cloud, TractoAI optimizes resource allocation dynamically handling everything from low-GPU tasks to large-scale AI training. It also offers high-throughput and exabyte-scale storage for structured, semi-structured and unstructured data. Clients benefit from flexible compute, enabling them to start small, scale up for tasks that demand more resources, and then scale down again as needed, avoiding overprovisioning and optimizing resource usage. Additionally, Tracto AI’s pay-as-you-go model ensures users are billed only for actual compute consumption, making it the ideal solution for workloads with unpredictable demands.

Data center footprint

We have a broad data-center footprint across Europe and the US. As of March 31, 2025, we had approximately 45MW of connected capacity across both geographies, and are rapidly expanding it further. Our goal is to open more built-to-suit and greenfield data centers; with additional capacity deployments through co-locations as appropriate.

Europe

●	Mäntsälä, Finland – a greenfield data center built to our own design specifications to optimize power and hardware for greater efficiency. We signed the agreement for this greenfield data center in April 2015.
●	Paris, France – in July 2024 we signed an agreement for our Paris data center, our first co-location facility.
●	Keflavik, Iceland – in December 2024, we signed an agreement in connection with adding a cluster of thousands of GPUs at a co-location in Iceland.

United States

●	Kansas City – in November 2024, we signed an agreement for our first co-location data center in the US, located in Kansas City, MO.
●	New Jersey – in February 2025, we signed an agreement for our first built-to-suit facility, located in Vineland, NJ. We are working with a developer who will build the facility based on our reference design, and expect to launch in the first clusters as early as summer 2025. This facility is a phased development expandable up to 300MW.

We are also actively exploring additional sites in the US and other geographies to significantly expand our capacity.

Customers and Go-To-Market Strategy

Our primary customers today are independent developers and AI-native technology companies. We are also focused on building out our offering to meet the needs of frontier AI labs and enterprise customers, which we see as potentially important drivers of future revenue growth. Below we provide more details on these three target customer segments.

Independent developers and AI Native Tech Companies

These are generally VC-backed AI-native technology companies that are building AI-specific solutions and need a full-stack AI cloud service that is flexible, scalable, and can meet their AI workload needs. The AI workloads that these customers run with Nebius include training, fine-tuning and inference using proprietary as well as open-source models. Typically, these customers make use of a range of the different products and services available on our platform, including managed services for workload management and orchestration as well as MLOps tools. This customer segment also includes independent developers and researchers who are able to access our AI cloud platform via our self-service offering, which provides instant access to GPUs on demand.

Frontier AI Labs

These companies are at the forefront of AI research and development and require massive, scalable compute infrastructure to support the training, fine-tuning and deployment of large-scale AI models, particularly large language models (LLMs) that utilize hundreds of billions or trillions of parameters. Their workloads are computationally intensive, demanding high-performance GPUs, low-latency networking and distributed storage solutions to process vast datasets efficiently.

Enterprise Customers

These include mid-market and larger enterprises that plan to use AI to drive efficiencies and optimized results within their organization. Use cases can range from in-house model development and fine-tuning to the deployment and inferencing of tools built on open-source AI models. We anticipate that the scale of deployments from enterprise customers and related compute requirements, in particular inference workloads, will grow substantially over time as AI models become more widely available and cost effective to deploy in production systems.

With respect to our go-to-market efforts, we have made and continue to make significant investment in our sales and marketing functions to expand our customer base and build our brand recognition. Our direct sales teams across the U.S. and Europe continue to scale, supported by growing pre-sales and post-sales teams that seek to ensure customer success from initial engagement through deployment. This includes dedicated system architects who lead proof-of-concepts and accelerate onboarding, as well as robust ongoing technical and engineering support. Furthermore, we are expanding our reach through a growing network of strategic channel partners. Independent software vendors (ISVs) focused on AI and ML, value-added resellers (VARs), system integrators (SIs), and other strategic partners are becoming an essential extension of our go-to-market engine. We believe these partners not only have the potential to broaden our distribution, but also enable us to penetrate new markets, deliver joint solutions, and scale more efficiently.

Other businesses and investments

Avride

Avride is a developer of autonomous driving technology for self-driving cars and delivery robots for use-cases across ride-hailing, logistics, e-commerce, food and grocery delivery. The company main operations are in Austin, Texas, with additional R&D hubs in Europe, Israel and South Korea.

In 2024, Avride signed a multiyear partnership with Uber to deploy its autonomous vehicles and delivery robots on Uber and Uber Eats in the US. As part of this collaboration, Uber Eats launched delivery services utilizing Avride’s sidewalk robots in Austin and Dallas, TX, in 2024, with further expansion to Jersey City, NJ, in February 2025. The partnership also encompasses mobility solutions, which are expected to launch for riders in Dallas in 2025.

Avride has also partnered with Grubhub, deploying its sidewalk robots for last-mile deliveries at the Ohio State University campus. Within the first week of deployment, the number of daily deliveries exceeded 1,000. In February 2025, following the receipt of certification for its delivery robots in Japan in December 2024, Avride entered into a commercial partnership with Rakuten, Japan’s largest e-commerce player, to deploy Avride’s autonomous robots for restaurant and grocery deliveries in central Tokyo.

In March 2025, Avride entered a strategic partnership with Hyundai for the joint development of an autonomous driving platform and the expansion of its fleet. As part of this collaboration, Avride will initially deploy 100 Hyundai Ioniq 5 SUVs retrofitted with autonomous driving technology in the near-term, with plans for further fleet expansion.

We are actively exploring third-party investment into Avride, including transactions in which we may cede control.

Toloka

Toloka is a leading data provider for LLM and generative AI developers, delivering scalable, high-quality data solutions for all stages of AI development, including training, fine-tuning, alignment, and evaluation. By leveraging AI and expert-human input, Toloka ensures the production of complex, high-quality data at scale.

With an R&D hub in Europe and offices in the US, Toloka serves a global client base, including AI research labs, foundational model developers, Fortune 500 companies, and GenAI startups. Its network of domain experts, annotators, and writers spans over 20 knowledge areas and 120 subdomains, providing broad industry coverage.

In 2024, Toloka transitioned to a new technology platform. The company has expanded its generative AI data offerings to include red-teaming for AI agents, evaluation of reasoning models, and scalable training data powered by coding and math experts.

We are in advanced negotiations regarding a potential third-party investment into Toloka, in which we may cede control.

Triple Ten

TripleTen is an edtech platform focused on reskilling individuals for careers in technology. As of December 31, 2024, the company offered six immersive B2C study tracks – software engineering, quality assurance, BI analytics, data science, cybersecurity, and UX/UI design – principally in the US and Latin America, as well as B2B AI-focused courses for both beginners and professionals.

TripleTen operates on a proprietary tech stack and automated platform that enables scalable course development, localization, and expansion at minimal incremental cost.

In 2024, Fortune Magazine recognized TripleTen as the best overall provider of software engineering bootcamps in the US. The company is among the top-rated US edtech providers based on employment outcomes and student feedback, with a 4.87/5 rating on major bootcamp review platforms SwitchUp and Course Report as of December 2024. More than 14,000 students enrolled in 2024, a 149% increase from 2023.

Material investments

We hold a 28% ownership stake in ClickHouse, an open-source, column-oriented DBMS provider that was spun off from the group in September 2021.

Competition

The markets that we target are highly competitive and changing rapidly. Given the current pace of innovation and technological advancement, we anticipate continued high levels of competition in the industry.

Our primary competitors are specialist AI infrastructure providers, including developers of AI-centric cloud services, providers of bare-metal GPU clusters and GPU-centric data-center companies. This group of competitors includes CoreWeave, Crusoe and Lambda Labs.

In addition, as a full-stack AI cloud provider, we also face competition from general-purpose cloud computing providers that are developing AI-specific offerings such as Amazon (AWS), Google (Google Cloud Platform), Microsoft (Azure) and Oracle.

We believe that our core competitive advantages include:

●	Full-stack approach with control over the whole AI infrastructure value chain;
●	Leading team of AI / ML and cloud engineers focused on developing our growing portfolio of tools and services to optimize and accelerate complex AI workloads at the AI cloud and AI Platform and Applications layers;
●	AI cloud platform built from the ground up to meet the needs of AI developers and businesses;
●	A comprehensive suite of AI services – from data preparation to model deployment – within a single environment, eliminating the need for multiple vendors and resulting in efficiencies, reduced operational complexity and improved ROI;
●	Architecture optimized for large-scale AI deployments, enabling customers to quickly and easily scale their infrastructure up or down as needed, with auto-scaling capabilities that automatically adjusts infrastructure to match workload fluctuations, ensuring AI applications run at optimal efficiency;
●	Expertise in designing and operating data centers with heavy power loads and high rack densities in a reliable, scalable and highly power-efficient way;
●	In-house hardware design, development and production with lower cost of ownership leading to faster time-to-market;
●	Longstanding partnerships with critical AI hardware providers and leading server original design manufacturers (ODMs);
●	Our Reference Platform NVIDIA Cloud Partner status, one of only a handful of AI cloud providers to meet these requirements globally, underscoring Nebius’s expertise in designing and deploying a full stack of hardware and software infrastructure that meets NVIDIA’s standards for AI and ML workloads; and
●	Flexible access to affordable capital.

The other businesses within the group also face their own competitors in the markets in which they compete. For example, Avride competes with other major developers of self-driving technologies, including Waymo, Zoox, and others. Toloka competes with other GenAI data providers, including Scale AI, Snorkel AI and Surge AI, while TripleTen primarily competes with number of US-based edtech bootcamp providers.

Employees and workforce culture

As of March 31, 2025, Nebius had 1,371 employees, of whom the majority are engineers.

Talent is the foundation of our business, and we have historically built our products around people. Our full-stack AI infrastructure offering is a direct result of the expertise in our team across domains including data-center construction and operations, hardware engineering and R&D, cloud solutions development, AI and ML engineering, backed by experienced business development and management professionals.

Our HR approach is built on our principles of fairness, transparency and compliance with local labor regulations across all our global locations.

Nebius offers competitive compensation packages in line with industry standards. We aim to promote professional growth and high performance, and to support employee wellbeing. We offer flexible working arrangements, including remote working options, as well as mental health support services. Our benefits program is designed to support both short-term and long-term employee needs, including meal and transportation allowances, home-office support for remote employees, and healthcare plans.

We are committed to hiring local talent in the regions where we operate. By the end of the first quarter of 2025, our workforce included individuals from more than 50 nationalities. In 2024, women represented approximately one-third of our leadership team.

Commitment to sustainability

Sustainability is at the core of our business, enhancing efficiency, reliability and affordability while reducing environmental impact. We integrate responsible practices across our operations and technology stack to align growth with resource management.

Our sustainability efforts focus on three key areas: sustainable computing, empowerment through technology, and reliability and security.

Sustainable Computing

Given the energy-intensive nature of AI workloads, we focus on driving efficiency across the entire technology stack – from data centers and hardware to product features – to optimize resource use. This enhances infrastructure reliability, results in economic benefits for both our business and our customers, and reduces environmental impact.

●	Hardware – our in-house hardware is designed for thermal efficiency and simplified maintenance. Internal tests show our servers consume approximately 20% less power than equivalent third-party hardware, enabling efficient air cooling and minimizing downtime risks.
●	Data-center design – our data center in Finland features innovative free cooling and heat recovery systems, achieving energy overheads at least half the industry averages.
●	Cloud-embedded capabilities: Our cloud platform is designed for efficiency. Flexible GPU allocation, workload bundling, auto-scaling, and resource-efficient inference minimize idle capacity and lower client costs.

Empowerment through technology

We leverage technology to support industries, academia and individuals with advanced tools, training, and research resources. Through Nebius Academy, we provide cloud grants to students and academic partners, as well as advanced online and in-person programs in data science, machine learning, and generative AI. Nebius’s portfolio includes an AI cloud platform and ML tools designed to support AI-powered solutions for critical fields such as healthcare, life sciences and biotech that are involved in personalized medicine, genomics and drug discovery.

Reliability and Security

We are committed to maintaining the highest standards of information security and operational resilience. Our services adhere to stringent security certifications, and we work to establish a comprehensive array of safety controls in our pioneering work with autonomous technologies.

More details on our sustainability initiatives can be found at nebius.com/sustainability.

History and Development of the Company; Organizational Structure

Nebius Group N.V. is a Dutch public company with limited liability, which became the parent company of our group in 2007. Its registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands (tel: +31 (0) 20 206 6970).

In July 2024, we completed the divestment of all our group’s businesses in Russia and related businesses in certain international markets. The divested businesses constituted more than 95% of the group’s consolidated revenues, assets and employees at the time. Following the divestment, the group continues to be headquartered in Amsterdam, with principal operations in Europe, the US and Israel.

Nebius Group N.V. is the holding company of the group. Our principal operating subsidiaries are Nebius B.V., Nebius Israel Ltd., Avride B.V., Toloka AI B.V., Toloka AI Inc., TripleTen Inc. and EdTech Plus B.V.

Our company’s Class A shares were listed on the Nasdaq Global Select Market in May 2011. Trading in our shares was suspended in February 2022 and resumed on October 21, 2024, following the completion of the divestment. The ticker symbol for the Class A shares is NBIS.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward Looking Statements” sections and elsewhere in this Annual Report. The historical results described below relate to the results of our continuing operations.

Overview

Nebius Group N.V. and its subsidiaries are a technology group building full-stack AI infrastructure including high-performance GPU clusters, a proprietary cloud platform, and advanced tools for AI model training and inference to support the rapid growth of the global AI industry. We also operate three smaller business units described below. Headquartered in Amsterdam and listed on Nasdaq, we have a global footprint with R&D hubs across Europe, North America and Israel.

On February 5, 2024, we announced that we had entered into a definitive agreement with a purchaser consortium to sell all of the group’s businesses in Russia and related businesses in certain international markets (the “Divestment”). The first closing took place on May 17, 2024, and the second and final closing occurred on July 12, 2024. Following the Divestment, we have no interest in the divested businesses.

The Divestment was approved by the Board in February 2024, followed by approval by our shareholders in March 2024. This transaction represented a strategic shift in our operations, and we present the results of operations of our divested businesses as discontinued operations in our financial statements included in this Annual Report. Prior period statements of operations, balance sheet and cash flow statements have been recast to reflect the results of discontinued and continuing operations separately.

We believe the most significant factors that affect our continuing businesses are the following:

●	Competing effectively in a rapidly evolving market. We operate in a highly competitive industry characterized by continuous technological advancements and evolving customer needs. To strengthen our market position, we are investing in the development of a flexible, full-stack AI cloud solution that extends beyond bare-metal compute, and includes comprehensive software and value-added services for our clients. This approach positions us well to address a broader customer base, including those that may not have large internal teams dedicated to infrastructure management, thereby expanding our addressable market and driving long-term growth.
●	Expanding our customer base as the AI market matures. While most of our revenue currently comes from AI-native startups, we believe we can supplement this business with demand from frontier AI labs and large technology companies. At the same time, we believe enterprise adoption of AI is accelerating, creating demand for secure, reliable infrastructure and purpose-built cloud solutions.

To address this, we are expanding our offerings to better serve enterprise clients, whom we expect to become a significant driver of future growth.
●	Leveraging our global footprint to capture new opportunities. While the majority of our customer base is currently concentrated in the US, AI adoption is accelerating worldwide. As an Amsterdam-based company, with data centers in Finland, France and Iceland in addition to our US-based GPU clusters, we are positioned to navigate customer demands and capture market opportunities beyond the US.
●	Securing scalable and resilient data center capacity. The rapid growth of AI workloads, particularly for large-scale foundation models and generative AI applications, is driving increasing demand for high-performance computing (HPC). To maintain competitiveness, we are expanding our global data center footprint, building highly optimized and scalable infrastructure, including GPU clusters, high-speed networking and an efficient software stack. This requires securing access to land, cost-effective and sustainable power, and critical hardware components, and navigating evolving regulatory frameworks.
●	Expanding our talent base. Our success depends on a highly skilled workforce across key domains such as infrastructure engineering, cloud computing, software development, AI/ML engineering and business development. Since our formation, we have had a strong technical team in place, which laid the foundation for our business. As we scale, we are expanding our sales, marketing, and customer success teams with hires from leading technology companies, including hyperscalers and neocloud providers. We will continue assessing talent needs and focusing on competitive HR practices to be an employer of choice.
●	Our other businesses also operate in high-growth sectors. Outside of our core AI Cloud business, the other businesses we operate, Avride, Toloka and TripleTen, have exposure to the dynamic and fast-growing autonomous technologies, data production for AI, and edtech sectors.

Refer to Risk Factors (Part I, Item 3 of this Annual Report) for a discussion of these factors and other risks.

Operating Segments

Nebius is a technology company specializing in AI infrastructure and cloud services, providing comprehensive full-stack solutions to support the rapid growth of the global AI industry. We equip AI innovators and businesses with the compute resources and critical software they need to train, run, and deploy their models with confidence and speed.

Our primary business is AI infrastructure, delivering high-performance compute solutions that power AI development at scale. Our full-stack approach incorporates data centers, custom-designed hardware, and an intelligent software layer, enabling us to deliver high-performance GPU clusters, a proprietary cloud platform, and advanced tools for AI model training and inference. In addition to our core AI infrastructure business, we operate three distinct businesses under separate brands:

●	Avride – a developer of autonomous driving technology for self-driving vehicles and delivery robotics.
●	Toloka – a data partner for AI model training, evaluation, and development;
●	TripleTen – a leading edtech platform focused on re-skilling individuals for careers in technology;

Key Trends Impacting our Results of Operations

The key factors affecting our results of operations include the current geopolitical and macroeconomic environment, including the potential impact of tariffs and other trade restrictions, the current demand-supply imbalance of GPUs, supply chain constraints in semiconductor components, inflationary pressures, and regulatory shifts impacting the technology and AI infrastructure sectors. These factors influence our cost base, capital expenditure plans and overall market demand.

We anticipate in particular that our results of operations will continue to be significantly affected by the level of expenditures we incur to expand our compute capacity, our access to capital, and the pricing and supply/demand dynamics in our competitive and rapidly evolving industry.

In addition, other significant factors that influenced the group’s results of operations in 2024 include:

●	Completion of our Divestment. In July 2024, we completed a complex Divestment process, and were only able to publicly launch the new Nebius Group after the transaction had completed.
●	Introduction of a new business model. As we worked to complete the Divestment, we undertook a fundamental transformation of our business model, requiring significant capital expenditures to build out our data center and GPU capacity, together with the creation of a new corporate infrastructure to support our business.

While these factors impacted short-term costs and revenue timing, we believe they helped us to establish a foundation for long-term growth.

Results of Operations

The following table presents our historical consolidated results of continuing operations for the periods indicated:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
Revenues	13.5	20.9	117.5
Operating costs and expenses:
Cost of revenues	28.4	31.9	73.4
Product development	58.3	112.3	129.7
Sales, general and administrative	57.3	174.9	277.8
Depreciation and amortization	27.5	29.3	77.3
Total operating costs and expenses	171.5	348.4	558.2
Loss from operations	(158.0)	(327.5)	(440.7)
Interest income	1.0	3.3	63.6
Income/(loss) from equity method investments	(14.0)	(10.9)	0.4
Other loss, net	(7.9)	(4.3)	(17.3)
Loss before income tax expense	(178.9)	(339.4)	(394.0)
Income tax expense/(benefit)	1.1	2.1	(0.5)
Net loss from continuing operations	(180.0)	(341.5)	(393.5)

Net loss from continuing operations was $393.5 million in 2024, compared with net loss of $341.5 million in 2023 and net loss of $180.0 million in 2022. The increased losses are primarily due to an increase in operating expenses to support the expansion of our continuing businesses. The increase in operating expenses was partly offset by interest income of $63.6 million in 2024 compared to $3.3 million in 2023 and $1.0 million in 2022, reflecting our significant cash balances following the Divestment transaction.

Revenues

The table below presents information about the revenues of the reportable segments:

	Year ended December 31,			Year on year growth
	2022	2023	2024	2022 to 2023	2023 to 2024

	(in millions of U.S. dollars)			(as a percentage, %)
Nebius	0.5	9.6	68.3	n/m	n/m
Avride	0.3	—	0.3	n/m	n/m
Toloka	10.5	11.1	26.4	6%	138%
TripleTen	2.2	8.2	28.8	273%	251%
Total segment revenues	13.5	28.9	123.8	114%	328%
Eliminations	—	(8.0)	(6.3)	n/m	n/m
Total revenues	13.5	20.9	117.5	55%	462%

Eliminations represent the elimination of transactions between the reportable segments, including use of our Nebius cloud platform by other segments within the Group.

Revenues by reportable segment:

Total revenues increased by $96.6 million, or 462%, from $20.9 million in 2023 to $117.5 million in 2024. This increase was predominantly driven by the revenues generated by our core AI infrastructure business, Nebius, as well as substantial growth in both Toloka and TripleTen. In 2023, total revenue increased by $7.4 million, or 55%, from $13.5 million in 2022. The primary drivers of the growth for the period were the launch of the core AI infrastructure business and rapid development of TripleTen.

Revenues for the Nebius business grew by $58.7 million, from $9.6 million in 2023 to $68.3 million in 2024. The growth of the Nebius business was largely due to the rise in number of new customers and increasing size of engagements per customer, facilitated by the expansion of our data center facility and growth in installed base of GPUs. In 2023, revenues for Nebius grew $9.1 million, from $0.5 million in 2022. The main driver was the initial commercial launch of AI infrastructure business and initial installation of GPUs in our data centers in late 2023.

Revenues from Toloka increased by $15.3 million, or 138%, from $11.1 million in 2023 to $26.4 million in 2024. The increase was largely due to the growth in demand for data services utilized in the training, evaluation and development of generative AI models. In 2023, revenues for Toloka grew $0.6 million, or 6%, from $10.5 million in 2022.

Revenues from TripleTen grew by $20.6 million, or 251%, from $8.2 million in 2023 to $28.8 million in 2024. In 2023, revenues for TripleTen grew $6.0 million, or 273%, from $2.2 million in 2022. The main driver for the growth in revenues in both periods was the growth in the number of new students on the back of the increasing penetration of the core US market as well as expansion to Latam.

The Avride business had only a limited contribution to the total revenue for the group.

Operating Costs and Expenses

We classify operating costs and expenses as follows: cost of revenues; product development; sales, general and administrative expenses; and depreciation and amortization.

Cost of revenues primarily consists of costs of operation and co-location of data center facilities, the electricity, utility and maintenance costs in data centers, direct costs of expert contractors and crowdsourcing costs, and other related expenses. The group’s owned Finland data center together with rented data center facilities are significant components of the group’s cost of revenues.

The following table presents the cost of revenues in absolute terms and as a percentage of revenues and total operating expenses for the periods presented:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
	(except percentages)
Cost of revenues	28.4	31.9	73.4
as a percentage of revenues	210%	153%	62%
as a percentage of operating expenses	17%	9%	13%

Cost of revenues increased by $41.5 million, or 130%, from 31.9 million in 2023 to $73.4 million in 2024. The increase in 2024 was due to expansion of our core AI infrastructure business. Growth accelerated after the Divestment as we were then able to increase our data center capacities in the form of co-location agreements and hire of additional personnel. Increase in cost of sales related to the Toloka business was the second largest contributor to the growth in 2024, in line with the revenue growth in Toloka. Our Avride and TripleTen businesses had limited contribution to the overall increase in cost of revenues. Cost of revenues remained relatively stable in 2023 and 2022 showing an increase of $3.5 million, or 12%, from $28.4 million in 2022.

Product development expenses consist primarily of personnel costs incurred for research and development activities. The following table presents product development expenses in absolute terms and as a percentage of total operating expenses for the periods presented:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
	(except percentages)
Product development expenses	58.3	112.3	129.7
as a percentage of operating expenses	34%	32%	23%

Product development expenses increased by $17.4 million, or 15%, from $112.3 million in 2023 to $129.7 million in 2024, and by $54.0 million, or 93%, from $58.3 million in 2022. These increases were primarily due to increases in headcount of personnel engaged in product development activities, as well as growth in salaries in 2023 compared to 2022 due to relocation of a significant personnel to higher-cost jurisdictions as a part of the Divestment process.

Sales, general and administrative expenses include: expenses for personnel engaged in sales and promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in proportion to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; legal and audit services; and other expenses related to the group’s wider operating activities.

The following table presents sales, general and administrative expenses in absolute terms and as a percentage of total operating expenses for the periods presented:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
	(except percentages)
Sales, general and administrative expenses	57.3	174.9	277.8
as a percentage of operating expenses	33%	50%	50%

Sales, general and administrative expenses increased by $102.9 million, or 59%, from $174.9 million in 2023 to $277.8 million in 2023. This increase is primarily due to an increase in consultancy, legal and professional fees which were incremental to our main operating activities, public launch of Nebius Group and related to the Divestment. Increase in share-based compensation expense allocated to personnel engaged in sales, general and administrative activities was the second largest contributor to the growth, followed by an increase in advertising and marketing expenses. Sales, general and administrative expenses increased by $117.6 million, or 205%, from $57.3 million in 2022. The increase was primarily due to increases in headcount of personnel engaged in sales, general and administrative activities, as well as growth in salaries in 2023 compared to 2022 due to relocation of a significant personnel to higher-cost jurisdictions as a part of the Divestment process.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of property and equipment, mainly servers and networking equipment, data center equipment and office furniture, and the amortization of intangible assets.

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
	(except percentages)
Depreciation and amortization expense	27.5	29.3	77.3
as a percentage of operating expenses	16%	8%	14%

Depreciation and amortization expense increased by $48.0 million, or 164%, from $29.3 million in 2023 to $77.3 million in 2024. The growth was primarily due to the increase of depreciation expense related to server and network equipment and infrastructure systems, primarily as a result of expansion of data center and GPU capacity in our core AI infrastructure business, Nebius. In 2023 depreciation and amortization expense increased by $1.8 million, or 7%, from 27.5 million in 2022.

Share-based compensation. In the consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among the cost of revenues; product development expenses; and sales, general and administrative expenses.

The following table presents aggregate share-based compensation expense in absolute terms and as a percentage of operating expenses for the periods presented:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
	(except percentages)
Share‑based compensation expense included within:
Cost of revenues	0.2	0.2	0.3
Product development	8.8	20.9	10.1
Sales, general and administrative expenses	0.6	10.2	46.2
Total share‑based compensation expense	9.6	31.3	56.6
as a percentage of operating expenses	6%	9%	10%

Share-based compensation expense increased by $25.2 million, or 80%, from $31.4 million in 2023 to $56.6 million in 2024. The growth was due to the awards of RSUs granted under the company’s equity incentive program in 2024, following a period of more than two years during which no grants had been made.

In 2023 share-based compensation expense increased by $21.8 million, or 227%, from $9.6 million in 2022 due to the growth in headcount.

See Note 14 — “Share-based compensation” of the consolidated financial statements included elsewhere in this Annual Report.

Adjusted EBITDA loss by reportable segments

Our management uses Adjusted EBITDA loss as a financial measure of performance of our businesses. Adjusted EBITDA loss means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, and (3) income/(loss) from equity method investments. For a reconciliation between total Adjusted EBITDA loss and net loss before income tax expense see Note 15 — “Information about segments & geographic areas” of our consolidated financial statements included elsewhere in this Annual Report.

The table below presents information about the Adjusted EBITDA loss of the reportable segments:

	Year ended December 31,
	2022	2023	2024
		(in millions of U.S. dollars)
Nebius	(43.9)	(134.1)	(128.5)
Avride	(22.6)	(69.6)	(67.0)
Toloka	(22.3)	(42.1)	(40.1)
TripleTen	(35.7)	(37.0)	(30.8)
Total adjusted EBITDA (loss)	(124.5)	(282.8)	(266.4)

Adjusted EBITDA loss by reportable segments:

Total Adjusted EBITDA loss for the group improved by $16.4 million in 2024 compared to 2023 primarily due to the increase in revenue, partially offset by growth in sales, general and administrative expenses and cost of revenues. Total Adjusted EBITDA loss in 2023 increased by $158.3 million compared to 2022 due to increases in sales, general and administrative expenses and product development expenses.

Adjusted EBITDA loss for the Nebius business improved by $5.6 million in 2024 compared to 2023 due to the increase in revenue, partially offset by growth in sales, general and administrative expenses and cost of revenues. Adjusted EBITDA loss for Nebius in 2023 increased by $90.2 million compared to 2022 due primarily to increases in sales, general and administrative expenses and product development expenses.

Adjusted EBITDA loss of Toloka improved by $2.0 million in 2024 compared to 2023 due to the increase in revenue partially offset by growth in cost of revenues and product development expenses. Adjusted EBITDA loss for Toloka in 2023 increased by $19.8 million compared to 2022 as a result of increases in sales, general and administrative expenses and product development expenses.

Adjusted EBITDA loss of TripleTen improved by $6.2 million in 2024 compared to 2023, due to the increase in revenue. Adjusted EBITDA loss for TripleTen in 2023 increased by $1.3 million compared to 2022 as a result of increases in sales, general and administrative expenses.

Adjusted EBITDA loss of Avride improved by $2.6 million in 2024 compared to 2023 due primarily to a reduction in sales, general and administrative expenses. Adjusted EBITDA loss for Avride in 2023 increased by $47.0 million compared to 2022 as a result of growth in sales, general and administrative expenses and product development expenses.

Interest Income

Interest income is mainly generated from short term bank deposits and cash account balances. Interest income increased from $3.3 million in 2023 to $63.6 million in 2024. After the completion of the Divestment, we placed a substantial portion of such proceeds into highly liquid financial instruments. Interest income remained relatively stable at $3.3 million in 2023, compared with $1.0 million in 2022.

Income/(loss) from equity method investments

Income from equity method investments in the amount of $0.4 million in 2024 represents income received in the form of cash distributions from our investment in venture capital funds. Loss from equity method investments in the amount of $10.9 million and $14.0 million in 2023 and 2022, respectively, reflected impairments in respect of investments in venture capital funds as well as attribution of net loss of our equity investment.

See Note 5 — “Investments in equity securities and equity investments” of our consolidated financial statements for more information.

Other Income/(Loss), net

The following table presents the components of other income/(loss), net in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
Other loss, net	(7.9)	(4.3)	(17.3)

Other income/(loss), net includes foreign exchange losses in the amounts of $2.8 million and $17.5 million for the years ended December 31, 2023 and 2024, respectively, and a foreign exchange gain of $1.4 million for the year ended December 31, 2022.

Other income/(loss), net in 2022 includes the loss from impairment of our investment in a venture capital fund in the amount of $7.7 million.

Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value (the Group’s reporting currency) of monetary assets and liabilities that are denominated in other currencies (primarily the euro), as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies.

Liquidity and Capital Resources

The group’s principal source of liquidity to date is cash received as part of consideration for the Divestment, as well as the proceeds of an equity financing completed in December 2024 through a private placement of the company’s treasury shares.

As of December 31, 2024, $2,449.6 million was recorded in cash and cash equivalents. Cash equivalents mainly consist of bank deposits with original maturities of three months or less and investments in money market funds.

The group’s main cash outflows are as follows: acquisitions of server and infrastructure equipment, investments in construction of new capacities in our proprietary data center in Finland, lease payments for co-location agreements and other general corporate activities. Our businesses expect to fund their operations, to the extent required, through debt or equity financing, as well as achieving positive operating cash flow.

Cash Flows

Set out below is a summary of cash flows from continuing operations for the years ended December 31, 2022, 2023 and 2024.

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
Net cash used in operating activities	(139.7)	(265.1)	(307.7)
Net cash (used in)/provided by investing activities	(12.6)	(93.4)	671.8
Net cash provided by financing activities	—	—	656.8

Cash flows used in operating activities.

Our continuing businesses were loss making in all periods presented. Cash is primarily used for payments to employees and the purchase of various services constituting our operating expenses, which include, but are not limited to, payments for rent and utilities, payments to suppliers for professional services and other general corporate expenditures.

Net cash used in operating activities increased by $42.6 million in 2024 and by $125.4 million in 2023, respectively, year over year. The increase in both periods mainly resulted from an increase in personnel-related payments and is in line with the increase in our headcount and growth in salaries due to relocation of significant personnel to higher-cost jurisdictions as a part of the Divestment process, as well as increases in corporate overheads. Changes in operating assets and liabilities resulted in an outflow of $71.2 million in 2024 and $4.4 million in 2023, primarily due to changes in interest receivable, accounts payable and other accrued liabilities and prepaid expenses.

Cash flows (used in)/provided by investing activities.

Net cash provided by investing activities in 2024 amounts to $671.8 million and consists primarily of the proceeds from the Divestment, partially offset by purchases of property, plant and equipment, as well as the effect of deconsolidation of the Group’s former subsidiaries.

Cash received for the Divestment consists of cash received in the first closing in May 2024 in the amount of $2,458.1 million and proceeds from the second closing in July 2024 in the amount of $184.2 million (see Note 3 — “Acquisitions, Disposals and Discontinued Operations” in the Notes to our consolidated financial statements included in this Annual Report). As a result of the Divestment, we deconsolidated $1,174.9 million in cash and cash equivalents related to discontinued operations as of the date of first closing.

The table below presents information about our capital expenditures:

	Year ended December 31,
	2022	2023	2024

	(in millions of U.S. dollars)
Capital expenditures	14.6	83.4	807.7

Capital expenditures relate primarily to our investments in GPUs and data center hardware. After the completion of the Divestment in July 2024 we substantially increased the pace of our investments in this area to support the growth of our core AI infrastructure business.

Net cash used in investing activities in 2023 and in 2022 amounted to $93.4 million and $12.6 million, respectively. The amounts consist primarily of the acquisition of property plant and equipment in both years, offset by proceeds from the sale of property and equipment in 2022 in the amount of $2.0 million.

Cash flows provided by financing activities.

Net cash provided by financing activities in 2024 was $656.8 million. This primarily consists of the sale of approximately 33.3 million Class A shares from treasury pool in a private placement completed in December 2024, which generated gross proceeds of $700 million. Those proceeds were partially offset by the following outflows: $32.5 million of private placement issuance costs, $10.0 million for repurchase of equity classified awards related to one of our business units, and $0.7 million cash payments for the repurchase of the company’s convertible notes restructured in 2022.

Off-Balance Sheet Items

The Nebius Group does not currently engage in material off balance sheet financing arrangements, and does not have any material interest or obligation, including any contingent obligation arising out of a variable interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

The following table sets forth contractual obligations as of December 31, 2024:

	Payments due by period
		Less than	One to three	Three to five	More than
	Total	one year	years	years	five years

	(in millions of U.S. dollars)
Operating lease obligations[1]	47.6	15.1	17.9	14.6	—
Non cancellable other purchase obligations[2]	29.4	5.9	12.2	11.3	—
Total contractual obligations	77.0	21.0	30.1	25.9	—

1 Includes lease obligations for corporate offices and data center facilities.

2 Includes power and utilities of rented data center facilities (co-location agreements).

For agreements denominated in currencies other than the U.S. dollar, the amounts shown in the table above are based on the respective exchange rate prevailing on December 31, 2024. All amounts are shown excluding value added tax, where applicable.

See Note 8 — “Leases” of the consolidated financial statements included elsewhere in this Annual Report for more information on our lease contracts, including leases not yet commenced.

Critical Accounting Policies, Estimates and Assumptions

The accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the year ended December 2024 included elsewhere in this Annual Report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Useful Lives of Property, Plant and Equipment

Property, plant and equipment are depreciated over their estimated useful life on a straight line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever our management concludes that events or changes in circumstances indicate that the carrying amount may not be recoverable. The original estimate of an asset’s useful life and the impact of an event or circumstance on either an asset’s useful life or carrying value involve significant judgment regarding estimates of the future cash flows associated with each group of long-lived assets. Given the rapidly evolving nature of our young industry and our limited history operating under our current business model, there may be a greater risk that our estimates of useful lives may be subject to change over time. Our main assets, GPUs, are currently depreciated over four years.

Recoverability of Deferred Tax Assets

Significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not ultimately to be utilized based on our ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

Leases

We determine if an arrangement meets the definition of a lease at the inception of the lease. Right-of-use (“ROU”) assets represent the group’s right to use an underlying asset for the lease term and lease liabilities represent the group’s obligation to make lease payments arising from the lease. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. To determine the present value of our lease payments, we utilize the interest rate implicit in the lease agreement. If the implicit interest rate is unknown, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. Certain future minimum lease payments due under the operating lease agreements contain rent-free periods or escalating rent payment provisions.

We make an accounting policy election regarding the distinction of lease and non-lease components for each group of underlying assets. For co-location spaces at data center facilities, we apply an accounting policy election to separate lease and non-lease components. Payments under our lease agreements are primarily fixed. Non-lease components primarily consist of power consumption and internet connection and can be both fixed and\or usage-based.

Provisions and Contingent Liabilities

We accrue a provision or contingent liability when our management determines that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. In determining the appropriate accounting for loss contingencies, we consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. We regularly evaluate current information available to us to determine whether an accrual should be established or adjusted. Estimating the probability that a loss will occur and estimating the amount of a loss or a range of loss involves significant judgment.

A significant portion of the consideration for the divested businesses was received in the form of our Class A shares. The acquisition of such shares by our company is treated as a repurchase of its own shares for Dutch tax purposes, which would be subject to withholding tax at a rate of 15%, unless the shares so acquired qualify as "temporary investments". Based on our use of a portion of these shares in 2024 for financing purposes and our equity incentive program, in the fourth quarter of 2024, we accrued a contingent tax liability in respect of approximately 117 million repurchased Class A shares in the amount of $180.9 million, which has been subsequently settled in February 2025.

Valuation of Investments in Equity Securities

Investments in the stock of entities in which we can exercise significant influence but do not own a majority equity interest or otherwise control are accounted for under the equity method. Following the loss of significant influence over equity method investments without readily determinable fair values, we account for these investments under the measurement alternative at its cost less impairment.

Equity investments without readily determinable fair values are written down to fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than carrying value. We perform a qualitative assessment on a periodic basis. We are required to estimate the fair value of the investment to determine the amount of the impairment loss. Once an investment is determined to be impaired, an impairment charge is recorded in other income / (expense), net.

Recent Accounting Pronouncements

See Note 1 — “Description of Business and Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our exposure to foreign currency exchange risk significantly decreased in 2024, following the Divestment of our former Russian and Russia-related businesses, the results of which were primarily denominated in Russian rubles. We monitor our foreign currency exposures to maximize the economic effectiveness of our foreign currency positions. Our principal currency exposures include the euro and, to a lesser extent, the Israeli shekel.

For example, if the euro had been stronger/weaker by 10% relative to the value of the U.S. dollar as of December 31, 2024 we would have recognized additional foreign exchange gains/losses before tax of $6.9 million.

The functional currency of our parent company, Nebius Group N.V., is the U.S. dollar. The functional currency of the group’s other businesses that are incorporated outside the U.S. is generally the respective local currency. The U.S. dollar is our reporting currency. The financial statements of our foreign entities are translated into U.S. dollars using the current rate method, where balance sheet items are translated into U.S. dollars at the period-end exchange rates and revenue and expenses are translated using weighted average exchange rates for the relevant period. The resulting translation effects are recorded as part of accumulated other comprehensive losses in the consolidated balance sheets and amounted to a loss of $ 22.1 million, as of December 31, 2024. For the year ended December 31, 2024, we reclassified other comprehensive loss in the amount of $2,428.6 million from equity to earnings upon deconsolidation of the divested businesses, which consisted solely of currency translation adjustments.

Interest Rate Risk

As of December 31, 2024, we had cash and cash equivalents, including money market funds and short-term bank deposits in the amount of $2,449.6 million. We do not have debt, except immaterial remaining liability for the convertible notes restructured in 2022. Our cash and cash equivalents are held for further expansion of our infrastructure facilities and for working capital purposes. We do not enter into investments for trading or speculative purposes.

Item 6. Directors, Senior Management and Employees.

The following table sets forth certain information with respect to each of the executive and non-executive members of our board of directors (the “Board”) and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	60	2025	2024	Executive Director, CEO
Ophir Nave	55	2025	2024	Executive Director, COO
John Boynton	59	2025	2000	Non-Executive Chairman
Elena Bunina	48	2025	2024	Non-Executive Director
Esther Dyson	73	2025	2024	Non-Executive Director
Kira Radinsky	38	2025	2024	Non-Executive Director
Rogier Rijnja	61	2025	2013	Non-Executive Director
Charles Ryan	57	2025	2011	Non-Executive Director

Arkady Volozh is the principal founder of Nebius Group and was the founder and Executive Director and the group’s Chief Executive Officer of Yandex N.V. between 2000 and 2022. In August 2024, Mr. Volozh was appointed as executive director and CEO. A serial entrepreneur, Mr. Volozh’s background in computer science led to the inception of several successful IT enterprises, including InfiNet Wireless and CompTek International. Having served as CEO of CompTek International, Mr. Volozh moved to become the CEO of the Company. Mr. Volozh has invested in and served on the board of Face.com, an Israeli face-tagging company (sold to Facebook in 2012), and was an early investor in Getir, a Turkish based company and pioneer in the ‘quick commerce’ market, being the first to introduce the 15-minute grocery delivery model. Mr. Volozh has also served as a board member for US-based Neurosteer, the company responsible for developing the world’s first wearable, medical-grade brain activity interpretation platform used across a wide range of medical and lifestyle applications. Mr. Volozh holds a degree in applied mathematics from Gubkin Institute of Oil and Gas.

Ophir Nave was appointed Chief Operating Officer of the Company in May 2024 and became an executive director in August 2024. Previously, Mr. Nave was a Lead Partner in the Corporate and M&A Practice at the Israeli law firm Arnon, Tadmor-Levy, where he also served on the firm’s executive committee. His legal career includes positions at the U.S. law firm Wachtell, Lipton, Rosen & Katz, clerking for Justice Theodor Or of the Israeli Supreme Court, and lecturing on corporate finance at Tel Aviv University. Mr. Nave holds a Doctor of Juridical Science from Harvard Law School, an LL.B. from Tel Aviv University, and a B.Sc. in Computer Engineering from the Technion.

John Boynton has been a non-executive director since 2000 and was appointed to serve as Chairman of our Board in 2016. He was a founding shareholder of the Company and has served our Board in a number of capacities including Chairman of the Nominating and Governance Committee, Chairman of the Compensation Committee, and Member of the Audit Committee. He is a member of the National Association of Corporate Directors. Mr. Boynton was also co-founder of CompTek and InfiNet Wireless and has served as a founder, investor and/or board member in a variety of growth companies in technology, healthcare services, and real estate. He graduated from Harvard in 1988.

Elena Bunina became a non-executive member of our Board of Directors in August 2024. Ms. Bunina is a university professor, Israel-based businesswoman and an accomplished mathematician with almost 70 research publications and with a particular focus on algebra and model theory. She currently serves as the Head of Science and Education for the Nebius Group. Ms. Bunina previously served as the Head of Academic and Educational Services across the Company’s group, as well as the General Director and director of Human Resources at Yandex LLC, stepping down in April 2022. Ms. Bunina holds a Doctor of Science degree, in addition to having a Ph.D in Mathematics, from the faculty of Mechanics and Mathematics at the Moscow State University, where she served as a professor for 12 years until 2022. She currently serves as a professor of Mathematics at Bar Ilan University, in Israel.

Esther Dyson was a non-executive director of Nebius Group N.V. from 2006 until her resignation in March 2022 and was re-appointed as non-executive director in August 2024. Ms. Dyson is the founder of Wellville, a US-based 10-year non-profit project to demonstrate the value of investing in health, ending December 2024. Ms. Dyson is an active investor in a variety of IT, health, logistics and space start-ups, and also sits on the boards of AvanleeCare, BAMF Health, SWVL (Nasdaq), and PressReader, a Vancouver, Canada-based IT company of Russian origin (among others). She also sits on the boards of non-profits including Charity Navigator and ExpandED Schools. Her primary public board experience in addition to Yandex was at WPP Group (1999-2014). She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of Edventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Meetup (sold to WeWork), Geometric Intelligence and Jump (sold to Uber), and Square/Block and Omada Health, among others. She is the author of “Release 2.0: A design for living in the digital age” (1997). She earned a BA in economics from Harvard University, and a certificate of completion from the Yuri Gagarin Cosmonaut Training Institute.

Kira Radinsky became a non-executive member of our Board of Directors in August 2024. Ms. Radinsky is the chief executive officer and chairwoman of Diagnostic Robotics, a US-based technology business working in the field of AI to make healthcare better, cheaper and more widely available. As a result of Ms. Radinsky’s technology expertise, she founded Mana Bio, an AI-based drug delivery business, and cofounded San Francisco based SalesPredict in 2012, where she led the research and development aspects of data mining. When SalesPredict was sold to eBay in 2016, Ms. Radinsky became eBay’s director of data science and chief scientist. Ms. Radinsky has also served on the board of directors for Esh Digital Bank (Tel Aviv), Maccabi Health Care Data Science Institute (Tel Aviv) and HSBC Technology Board (London). Aside from her corporate roles, Ms. Radinsky focuses her research on how web dynamics and knowledge can help predict future global events. Ms. Radinsky has a B.Sc. and a Ph.D in Computer Science from

Technion, the Israel Institute of Technology.

Rogier Rijnja has been a non-executive director of Nebius Group N.V. since 2013. Mr. Rijnja is an independent management consultant and entrepreneur. Previously he served as a Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange. Earlier, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). Prior to this, he was director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Between 1989 and 1996, Mr. Rijnja held several positions at Apple in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands.

Charles Ryan became a non-executive director of Nebius Group N.V. at the time of its initial public offering in 2011. A finance professional with 29 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings whose investments include the Company. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in government from Harvard University.

Elena Bunina, a Non-Executive Director and Head of Science and Education, and Roman Chernin, our Chief Business Officer, are involved in a personal relationship and share a primary residence. To our knowledge, there are no other family relationships among any of our directors, executive officers or senior managers as of the date of this annual report.

Compensation and Share Ownership of Executive Officers and Directors

The aggregate cash compensation paid or accrued in 2024 for members of our senior management (including our executive directors) (a total of 9 persons), as a group, was $14.9 million, including $7.8 million of cash compensation paid in lieu of equity awards that would otherwise have vested in 2024 and repurchases of certain business unit awards. Following the suspension of trading of our Class A shares on Nasdaq in February 2022 until the resumption of trading in October 2024, equity awards were settled in cash. In addition, in 2024, we granted an aggregate of 4,379,999 RSUs to the members of our senior management (including our executive directors). RSUs generally vest over four years with one-sixteenth vesting each quarter.

The aggregate cash compensation paid or accrued in 2024 for our non-executive directors (a total of 6 persons), as a group, was $17.9 million, including special bonuses paid to three non-executive directors in an aggregate amount of $15.0 million as approved by the Annual General Meeting of Shareholders in August 2024. In addition, in 2024, we granted an aggregate of 1,128,332 RSUs to our non-executive directors as a group. RSUs generally vest over four years with one-sixteenth vesting each quarter.

In addition, in 2024 we paid special bonuses to key employees (including a former senior executive) in the aggregate amount of $34.2 million in recognition of extraordinary services in connection with the divestment transaction completed in 2024.

Further, in 2025, our board approved the grant of “premium-priced” options to each of four senior executives, including our CEO, to purchase up to 2,000,000 Class A shares at an exercise price of $100 per share. Our CEO declined his award. These awards are intended to incentivize exceptional long-term performance and drive exceptional growth in shareholder value. The awards vest quarterly over four years from January 1, 2025, and once vested will remain exercisable for up to ten years, including in the case of termination other than for cause or good reason.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

Our Class A ordinary shares are listed on the Nasdaq Global Select Market and our Board relies upon the listing requirements and rules of the Nasdaq Stock Market to assist it in its determinations of director independence. Because Mr. Volozh beneficially holds approximately 55% of the voting control as of March 31, 2025 and holds greater than 50% of the voting power for election of directors, Nebius is a “Controlled Company” as defined by Rule 5615 of the Nasdaq Stock Market rules. As such, we are not required to have a majority of independent directors on our Board, nor are we required to have an independent nominating and corporate governance committee or compensation committee. While our Board currently includes a majority of independent directors and our compensation committee and nominating and corporate governance committee consist solely of independent directors, that may not always be the case. Our audit committee consists solely of independent directors. For so long as we remain a Controlled Company, we may take advantage of some or all of the exemptions to the independence requirements available to Controlled Companies.

The principal standing committees of our board of directors are the audit, compensation, and nominating and corporate governance committees. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Rijnja. Each member satisfies the independence requirements of the Nasdaq listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee currently consists of Mr. Rijnja (chairperson), and Mses. Dyson and Radinsky. Each member satisfies the independence requirements of the Nasdaq listing standards. The compensation committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and senior management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three members: Messrs. Boynton (chairperson) and Rijnja and Ms. Radinsky. Each member satisfies the independence requirements of the Nasdaq listing standards. The committee assists our Board in developing our corporate governance guidelines. The committee is also responsible for making recommendations to our Board regarding the composition of certain committees of our Board and for overseeing the Company’s policies and initiatives with respect to environmental, social and governance matters; and for overseeing the evaluation of our Board. The committee is also responsible for identifying and recommending directors to our Board.

The nominating and corporate governance committee is responsible for, among other things:

●	reviewing with our Board, on an annual basis, the requisite skills and criteria for new directors as well as the composition of our Board as a whole. The committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by shareholders;
●	recommending to our Board the directors to be appointed to each committee of our Board;
●	overseeing an annual review by our Board on succession planning, which shall include transitional leadership in the event of an unplanned vacancy; and
●	overseeing an annual self-evaluation of our Board to determine whether it and its committees are functioning effectively.

Employment Agreements

Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under local law. The employment agreements generally contain non-competition and non-solicitation provisions.

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2023	2024
Netherlands	442	493
United States	98	192
Israel	290	190
Other	450	496
Total	1,280	1,371

	2023	2024
Product development	784	731
Sales, general and administration	410	496
Cost of sales	86	144
Total	1,280	1,371

Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. Pursuant to the requirements of Dutch law, our employees in the Netherlands have formed an employee works council. The works council has the right to be informed by and/or to advise management on specific matters in accordance with the Dutch Works Council Act. In addition, the Works Council Act provides that various decisions with respect to employment conditions of general application require the works council's consent. If withheld, such consent may be replaced with a judgment from the cantonal court. The works council has the right to render advice on any proposed decision to appoint or dismiss a director of the Board. We believe our employee relations are good.

Employee Plan

We grant equity awards in the form of stock options (“Options”), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Company Awards”) under our Nebius Group N.V. Amended and Restated Equity Incentive Plan (the “Plan”). The Plan was approved by the general meeting of shareholders on May 27, 2016, and was amended on June 27, 2019 and amended and restated on August 15, 2024. The Plan currently provides that the maximum number of shares available for issuance under the Plan (and predecessor plans) is 30,000,000.

Additionally, the Plan provides employees of certain business units in the group, including Avride and Toloka (the “Participating Subsidiaries”), the opportunity to receive equity awards (and synthetic awards) in respect of shares in the equity of those Participating Subsidiaries (the “Business Unit Equity Awards”). The maximum number of ordinary shares of any Participating Subsidiary which may be subject to awards over the term of the Plan (together with any shares that may be sold to business unit management outside the Plan) is determined by the Board but may not exceed 20% of the aggregate number of such Participating Subsidiary shares issued and outstanding from time to time. In the future, additional of our business units, or new business units, may be designated Participating Subsidiaries by our Board of Directors.

Plan administration. Our Board of Directors or its Compensation Committee administers our Plan. Although our Plan sets forth certain terms and conditions of our equity awards, our Board of Directors or its Compensation Committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, any performance conditions and forms of payment upon exercise.

Eligibility. We may grant Company Awards to employees, directors, advisors and consultants to our Company and its subsidiaries. We may also grant Business Unit Equity Awards to employees, officers, directors, advisors and consultants of a Participating Subsidiary. No participant has an automatic right of participation, and no participant will have a right to automatic top up or replenishment of awards when outstanding awards vest or are exercised.

Exercise price and term of equity awards. With respect to Company Awards, the exercise price of options or measurement price of share appreciation rights awards is the fair market value of an underlying Class A Share, which means (A) at any time when the Class A Shares are not publicly traded on an internationally recognized stock exchange, the price per share most recently determined by our Board of Directors, in its sole discretion, to be the fair market value thereof, which determination shall be made at least once every six calendar months; and (B) at any time when such shares are publicly traded on an internationally recognized stock exchange, (i) in the case of RSUs, the closing price per share on the date of such determination; and (ii) in the case of options and SARs, the average closing price per share on the 20 trading days immediately following the date of determination, subject to compliance with applicable law. RSU and PSU awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the participant’s relationship with us has not terminated and any performance or other pre-determined conditions have been fulfilled. The Plan does not permit re-pricing of options without shareholder approval except in cases of major capital events, and similar, to arrive at an equitable position akin to that prior to the event.

Vesting schedule. The notice of grant specifies the vesting schedule. Company Awards generally vest quarterly over a four-year period, with 4/16ths vesting after one year and an additional 1/16 vesting each quarter thereafter unless otherwise determined by our Board of Directors or the Compensation Committee and set forth in a specific award agreement; awards granted to employees who have been with the Company for more than one year generally vesting quarterly over four years. When a participant’s employment or service is terminated, the participant may generally exercise his or her options that have vested as of the termination date within 90 days of termination or as determined by our Board of Directors or the Compensation Committee.

Amendment and Termination. Subject to any shareholder approval requirements under the rules of any stock exchange that are applicable to the Company at any time or applicable law, our Board of Directors may amend or suspend the Plan or any portion thereof at any time. Unless otherwise specified in the amendment, any amendment to the Plan will apply to, and be binding on the holders of, all Company Awards outstanding under the Plan at the time the amendment is adopted, provided our Board of Directors determines that such amendment does not materially and adversely affect the rights of participants under the Plan.

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

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that were exercisable as of March 31, 2025. The percentage of beneficial ownership is based on 202,410,157 Class A shares and 35,698,674 Class B shares outstanding as of March 31, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Class A ordinary shares. Generally, a person “beneficially owns” our Class A ordinary shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days of March 31. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Nebius Group N.V., Schiphol Boulevard 165 Schiphol P7 1118 BG, the Netherlands.

	Shares Beneficially Owned as of March 31, 2025
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors:
Arkady Volozh(2)	32,656	*	30,786,700	86.24%	55.04%	12.94%
Ophir Nave (3)	303,751	*	—	—	*	*
John Boynton(4)	494,377	*	—	—	*	*
Elena Bunina(5)	472,417	*	—	—	*	*
Esther Dyson (6)	58,910	*	—	—	*	*
Kira Radinsky(7)	17,996	*	—	—	*	*
Rogier Rijnja(8)	180,787	*	—	—	*	*
Charles Ryan(9)	402,837	*	—	—	*	*
All directors as a group (8 persons)(10)	1,963,731	0.97%	30,786,700	86.24%	55.39%	13.75%
Principal Shareholders:
LASTAR Trust(11)	—	—	30,786,700	86.24%	55.04%	12.93%
Orbis Investment Management Ltd(12)	15,703,919	7.76%	—	—	2.81%	6.60%
Vladimir Ivanov	6,854,456	3.39%	3,318,884	9.30%	7.16%	4.27%
Total shares held by directors and 5% holders	24,522,106	12.12%	34,105,584	95.54%	65.36%	24.62%

*	Represents beneficial ownership of less than one percent of such class.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares, and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share.

(2)	Includes (a) 32,656 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2025, and (b) 30,786,700 Сlass B shares held by Highvern Cayman Limited, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family.

(3)	Consists of (a) 178,751 vested restricted share units in respect of Class A shares and (b) vested “premium priced” options to purchase 125,000 Class A shares at an exercise price of $100 per share.

(4)	Includes (a) 60,000 Сlass A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, (b) 57,013 Class A shares held by the John W. Boynton IV Trust of 2006, (c) 12,781 vested restricted share units in respect of Class A shares. Other than in respect of the shares held by the John W. Boynton IV Trust of 2006, (d) 25,625 vested restricted share units in respect of Class A shares (e) 333,333 vested restricted share units in respect of Class A Shares which are subject to a contractual lock-up until October 1, 2025 and (f) 5,625 restricted share units in respect of Class A shares to be vested by May 30, 2025. Mr. Boynton disclaims beneficial ownership of the shares described in (a) and (b) above, except to the extent of his pecuniary interest therein.

(5)	Includes (a) vested options to purchase 362,250 Class A shares, and (b) 110,167 vested restricted share units in respect of Class A shares.

(6)	Consists of 58,910 vested restricted share units in respect of Class A shares.

(7)	Consists of 17,996 vested restricted share units in respect of Class A shares.

(8)	Includes (a) 14,235 vested restricted share units in respect of Class A shares and (b) 166,552 vested restricted share units in respect of Class A Shares which are subject to a contractual lock-up until October 1, 2025.

(9)	Includes (a) 69,504 vested restricted share units in respect of Class A shares, and (b) 333,333 vested restricted share units in respect of Class A Shares which are subject to a contractual lock-up until October 1, 2025.

(10)	Includes 1,838,731 vested restricted share units in respect of Class A shares.

(11)	Consists of 30,786,700 Сlass B shares held by Highvern Cayman Limited, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family.

(12)	Based solely on a Schedule 13G filed by Orbis Investment Management Ltd on February 14, 2025 and represents its beneficial ownership as of December 31, 2024.

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

If and when we pay dividends in the future, they will be payable on a pari passu basis on the outstanding Class A and Class B shares. Although our Class C shares are technically entitled to a maximum dividend of 1% of the nominal value of such Class C shares when we declare dividends on our Class A and Class B shares, we intend to repurchase all Class C shares issued upon conversion of our Class B shares promptly following their issuance such that no dividends would be payable on our Class C shares. Cash dividends on our shares, if any, will be paid in U.S. dollars.

Item 9. The Listing.

Markets

Our Class A ordinary shares are currently listed on the Nasdaq Global Select Market, under the symbol “NBIS”.

Item 10. Additional Information.

Articles of Association

The material provisions of our articles of association as currently in force and relevant provisions of Dutch law and the Dutch Corporate Governance Code are summarized below or included in Exhibit 2.1 to this Annual Report. This summary does not restate our articles of association or relevant Dutch law in their entirety. Although we believe that this summary contains all of the information about our articles of association important to your decision to purchase our Class A shares, it does not include all of the provisions that you may feel are important. It is the articles of association, and not this summary, that will define the rights of holders of our shares (and therefore, the rights of holders of our Class A shares).

Our articles of association are registered at the Commercial Register kept at the Chamber of Commerce in The Hague under file number 27265167, and an English translation has been filed with the SEC. Our articles of association were amended most recently on August 15, 2024.

        As provided in Article 3 of our articles of association, the stated objectives of our company are:

●	either alone or jointly with others to acquire and dispose of participations or other interests in bodies corporate, companies and enterprises; and to collaborate with and to manage such bodies corporate, companies or enterprises;

●	to acquire, manage, turn to account, encumber and dispose of any property, including intellectual property rights, and to invest capital;
●	to supply or procure the supply of money loans, particularly, but not exclusively, loans to bodies corporate and companies which are subsidiaries and/or affiliates of the company or in which our company holds any interest, subject to the provisions of the articles of association, as well as to draw or to procure the drawing of money loans;
●	to enter into agreements whereby our company grants security, commits itself as guarantor or severally liable co-debtor, or declares itself jointly or severally liable with or for others, particularly, but not exclusively, to the benefit of bodies corporate and companies as referred to above; and
●	to do all such things as are incidental or conducive to the above objects or any of them.

Amendment of the Articles of Association

Our articles of association may only be amended upon a proposal of our board of directors and following approval by a two-thirds majority of the votes cast at a general meeting of shareholders and the prior approval of such resolution by a simple majority of the votes cast at a meeting of holders of Class A ordinary shares. In addition to such vote:

•	The approval of a three-fourths majority of the votes cast at a separate meeting of holders of Class A shares is required for any amendment that:
•	eliminates or affects the rights, including but not limited to the calculation of entitlement to any profits, of holders of Class A shares (including any change in the dividend or liquidation entitlement of the holders of Class B shares or Class C shares);
•	amends certain specific provisions and/or articles as set out in our articles;
•	changes the transferability and conversion features of the Class B shares; or
•	increases the number of authorized Class B shares.

The approval of a three-fourths majority of the votes cast at a separate meeting of holders of preference shares is required for any amendment that changes the rights or obligations of the holders of preference shares, if any are outstanding.

Exchange Controls

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Corporate Governance

We acknowledge the importance of good corporate governance. The Dutch Corporate Governance Code, or the Code, was released in 2003 and last amended in 2025. The Code contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Code applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the Nasdaq Global Select Market. Such companies are required under Dutch law to disclose in their Dutch annual reports filed in the Netherlands whether or not they comply with provisions of the Code and, if they do not comply with those provisions, to explain why they deviate from any such provision.

The Code provides that if a company's general meeting of shareholders explicitly approves the company's corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have complied with the Code. We have not generally applied the provisions of the Code and, except as described under the heading “—Management—Corporate Governance Matters,” we instead comply with the applicable corporate governance rules of the SEC and Nasdaq applicable to U.S. domestic issuers.

Differences in Corporate Law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code (see "—Corporate Governance") and Delaware corporation law, including the Delaware General Corporation Law.

Corporate Governance

Duties of directors

 The Netherlands. In the Netherlands, a listed company typically has a two-tier board structure with a management board comprised of the executive directors and a supervisory board comprised of the non-executive directors. It is, however, also possible to have a single-tier board of directors, comprising both executive directors and non-executive directors. We have a single-tier board of directors.

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors have the task of supervising the executive directors and providing them with advice. Each director has a duty towards the company to properly perform the duties assigned to him or her. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders' approval.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands. In line with the Dutch Corporate Governance Code, a director of a listed company is generally appointed for an individual term of a maximum of four years, although all directors currently serving on the Board have been appointed for a one-year term. There is no limit in the number of consecutive terms a director may serve. Our articles of association provide that our directors will be appointed for individual terms of a maximum of four years, with no limit on the number of consecutive terms a director may serve. Despite being elected for a specified term, a director may be suspended and/or removed at any time, with or without cause, by the general meeting of shareholders. Our articles of association provide that a resolution to this effect requires a two-thirds majority of the votes cast representing at least 50% of our issued share capital.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a "classified" board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands. Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting of shareholders.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands. Our articles of association provide that any director may not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with our company. If, as a direct result of the foregoing, no resolution can be adopted by the Board, such resolution will be put before the general meeting of shareholders and subsequently the general meeting of shareholders can resolve on the matter. The Dutch Corporate Governance Code contains a number of best practice provisions as to conflicts of interest. Our articles of association provide that in the event that we have a conflict of interest with one or more members of the board of directors, we may still be represented by our executive directors. Subject to our articles of association the board of directors may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

●	the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent,

●	the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent, or

●	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

The Delaware General Corporation Law also provides certain safe harbor procedures for transactions in which a director or officer, or a controlling stockholder or control group, may have a conflict of interest.

Proxy voting by directors

The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

Shareholder Rights

Voting rights

The Netherlands. Under Dutch law, the number of voting rights per share depends on the par value thereof (i.e. each Class A share with a par value of €0.01 carries the right to cast one vote, each Class B share with a par value of €0.10 carries the right to cast ten votes and each Class C share with a par value of €0.09 carries the right to cast nine votes). All shareholder resolutions are taken by an absolute majority of the votes cast, unless the articles of association or Dutch law prescribe otherwise. Save for a few exceptions, there is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting.

If so resolved by the board of directors, shareholders as of the record date for a shareholders' meeting are entitled to vote at that meeting, and the record date established by the board of directors is at the 28th day before the meeting. There is no specific provision in Dutch law for adjournments.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands. Pursuant to our articles of association, extraordinary shareholders' meetings will be held as often as the board of directors deems necessary. Pursuant to our articles of association, shareholders and other persons entitled to attend such meetings who jointly represent at least 10% of the issued share capital may make a written request for a special meeting to the board of directors. Such written request must specify in detail the business to be considered. If our board of directors has not convened a meeting within six weeks of the request, the persons who have made the request are authorized to request the courts to convene the meeting themselves.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. The agenda shall also include such other items as one or more shareholders, representing at least 3% of the par value of our issued share capital may request together with an explanation in writing, at least 60 days before the date of the meeting.

Given the disproportionate par value of our Class B shares, it will be difficult for the holders of our Class A shares to meet the required thresholds described above.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands. Under Dutch law, shareholders' resolutions may be adopted in writing without holding a meeting of shareholders, provided that, among other things, the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company this method of adopting resolutions is, therefore, not feasible.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters' rights. See "—Differences in corporate law—Shareholder rights—Shareholder vote on certain reorganizations."

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does, however, provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action can result in a collective settlement or an order for payment of monetary damages. An individual injured party may also itself institute a civil claim for damages.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit.

Repurchase of shares

The Netherlands. Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire fully paid-up shares in its own capital. We may acquire our own shares either without paying any consideration, or in the event any consideration must be paid only if (i) the shareholders' equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our articles of association, (ii) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate par value exceeding 50% of the par value of our issued share capital, (iii) our articles of association permit such acquisition, which currently is the case, and (iv) the general meeting of shareholders has authorized the board of directors to do so from time to time for the maximum period allowed under Dutch law and our articles of association, being 18 months. We intend to regularly repurchase, for no consideration, any Class C shares upon the conversion of Class B shares, in which case the above requirements do not apply.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

The Netherlands. Neither Dutch law nor our articles of association specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are possible and permissible, within the boundaries set by Dutch case law and Dutch law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

●	our multiple-class share structure, with differential voting rights;
●	a provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our issued share capital;
●	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;
●	minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be difficult for Class A shareholders to meet given our multiple-class share structure; and
●	supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

In the event of a hostile takeover bid, in general our board of directors reserves the right to use all powers available to it in the interest of our company and its stakeholders.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless:

●	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;
●	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or
●	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands. The board of directors provides all information desired by the shareholders' meeting, unless there is a compelling reason not to do so. Our shareholders' register is available for inspection by the shareholders.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records during the corporation's usual hours of business. The Delaware General Corporation Law defines the scope of “books and records” available for inspection and the procedural requirements related to stockholder demands for inspection.

Removal of directors

The Netherlands. Under Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the board of directors at any time with or without cause. Our articles of association provide that a resolution to this effect requires a two-thirds majority of the votes cast representing at least 50% of our issued share capital.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

The Netherlands. Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right based on the number of ordinary shares held by such shareholder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Preemptive rights in respect of newly issued ordinary shares may be limited or excluded by the general meeting of shareholders or by the board of directors if so authorized by the general meeting of shareholders or by the articles of association for a period not exceeding five years.

Our articles of association conform to Dutch law and authorize the general meeting of shareholders, or the board of directors, if so authorized by a resolution of the general meeting of shareholders or by the articles of association, to limit or exclude preemptive rights for holders of our ordinary shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a general meeting of shareholders is required if less than half of the issued share capital is present or represented at the meeting.

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends may only be distributed after adoption of the statutory accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders' equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described above as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year, that the distribution was not permissible, the company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our articles of association, our board of directors may reserve a portion of our annual profits. The portion of our annual profits that remains unreserved may be distributed as follows: On a pari passu basis on the issued Class A, Class B and Class C shares, provided that any dividend paid on the Class C shares will not exceed 1% of the nominal value of such Class C shares. On the proposal of our board of directors, the general meeting of shareholders may resolve that we make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our articles of association. Dividends may be paid in the form of shares as well as in cash.

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder vote on certain reorganizations

The Netherlands. Under our articles of association, the general meeting of shareholders may resolve by a two-thirds majority of the votes cast at a general meeting of shareholders, but only upon a proposal of the board of directors, that the company conclude a legal merger (juridische fusie) or a demerger (juridische splitsing). In addition, the general meeting of shareholders must approve resolutions of the board of directors concerning an important change in the identity or character of our company or its business, in any event including:

●	the transfer of the business or a substantial part thereof by our company to a third party;
●	the entering into or termination of a long-term cooperation by our company or a subsidiary with a third party, if this cooperation or the termination thereof is of essential importance to the company; and

●	the acquiring or disposing of an interest in the share capital of a company, by our company or a subsidiary, with a value of at least one-third of the sum of our company's assets according to the most recent annual accounts.

Under Dutch law, a shareholder who owns shares representing at least 95% of the par value of a company's issued capital may institute proceedings against the company's other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

 Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Compensation of the board of directors

The Netherlands. Under Dutch law, the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members of our senior management who also serve on our board of directors. Additionally, our articles of association provide that our board of directors may decide the compensation of the members of our board of directors without obtaining the approval of the general meeting of the shareholders provided it is in due observation to the general guidelines in respect of the remuneration of the members of the Board of Directors adopted by a general meeting (the “Remuneration Policy”).

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

Material Contracts

Divestment

Share Purchase Agreement

On February 4, 2024, the Company entered into a share purchase agreement, as amended on March 28, 2024 (the “Share Purchase Agreement”) with Closed-end Mutual Investment Fund “Consortium First”, a closed-end mutual investment fund under the trust management of JSC Solid Management, a joint stock company incorporated under the laws of the Russian Federation (the “Purchaser”), relating to the sale of all of the group’s businesses in Russia and related businesses in certain international markets (the “Divestment”) through the sale of IJSC “Yandex”, an international joint stock company incorporated under the laws of the Russian Federation (the “Divestment HoldCo”). Prior to completion of the Divestment, Divestment HoldCo was the ultimate holding company of the Group’s operations in the Russian Federation and further operations elsewhere in the CIS and certain international markets (“Yandex Russia”).

Pursuant to the Share Purchase Agreement, the Company agreed to sell its entire equity interest in the Divestment HoldCo at a valuation of RUB 475 billion, to be satisfied in a combination of cash and the Company’s own shares (the “Consideration Shares”). The consideration amount gave effect to a 50% discount to fair value of the assets to be divested, as required under Russian law. The Company understood that the Purchaser would acquire the Consideration Shares through bilateral arrangements with and public offers to current shareholders in Russia whose Company shares were recorded within the Russian securities infrastructure (the “Consideration Shares Acquisitions”).

The Divestment took place across two closing. The first closing took place on May 17, 2024 (“First Completion”), and the second and final closing occurred on July 12, 2024 (“Second Completion”). At the First Completion, the Company sold a controlling stake in the Divestment HoldCo to the Purchaser for a combination of cash and Consideration Shares. Following the First Completion, the Purchaser completed the Consideration Shares Acquisitions. At the Second Completion, the further Consideration Shares acquired by the Purchaser were transferred to the Company in consideration for the transfer of the remaining shareholding in the Divestment HoldCo, with the balance of the transaction consideration paid in additional cash by the Purchaser. The Share Purchase Agreement contains customary warranties and covenants of each of the parties thereto.

In addition, in connection with the Divestment and as contemplated by the Share Purchase Agreement, the Company sold 14,166,665 ordinary shares in the capital of Divestment HoldCo (the “Pre-Completion Sale Shares”), constituting 3.73% of the entire issued share capital in the Divestment HoldCo, for cash to Yandex.Technologies LLC, a Russian subsidiary of Divestment HoldCo, to serve as an equity incentive pool for the divested group.

Deed of Undertaking

On February 4, 2024, the Company and the Divestment HoldCo entered into a deed of undertaking (the “Deed of Undertaking”) pursuant to which the Company has agreed to certain non-compete, non-solicitation and non-hiring obligations for a period of five (5) years following the First Completion.

Pursuant to the Deed of Undertaking, the Company and its affiliates are permitted to operate its retained businesses, including any development or natural evolution of these businesses, globally (save for in Russia and Belarus) at any time, provided that during the five (5) year non-compete period, the Company shall not engage in or otherwise be concerned with: (i) the principal businesses of Yandex Russia, as conducted at First Completion, in any territory worldwide (a “Restricted Business”); or (ii) any development or natural evolution of the Company’s businesses outside of their original scope, if such business develops in a way as to be engaged or otherwise concerned with a Restricted Business. Furthermore, the Company agreed that the Company and its affiliates, for a period of five (5) years following First Completion, will not solicit, attempt to solicit, engage or hire or attempt to engage or hire any employee of the Yandex Russia businesses to work for the Company or its affiliates. The restrictions apply, subject to certain exceptions, to certain individuals who were employed by the Yandex Russia businesses in the 12 months prior to First Completion or who are subsequently hired within the three (3) years post-First Completion.

Private Investment in Public Equity Financing

On December 2, 2024, Nebius entered into share purchase agreements (the “Share Purchase Agreements”) with the investors named therein (the “Purchasers”), for the private placement (the “Private Placement”) of an aggregate of 33,333,334 Class A ordinary shares (the “Shares”), nominal value €0.01 per share (the “Class A Shares”), at a purchase price of $21.00 per Class A Share. The aggregate gross proceeds to Nebius were approximately $700 million, before deducting offering expenses. The Share Purchase Agreements contain customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Purchasers, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties.

In addition, on December 2, 2024, Nebius and the Purchasers entered into investor agreements (the “Investor Agreements”), pursuant to which Nebius will use its reasonable best efforts to file a registration statement with the Securities and Exchange Commission by no later than the earlier of (i) five (5) calendar days following the timely filing with the SEC of this Annual Report on Form 20-F; and (ii) May 20, 2025 (the “Filing Deadline”), covering certain sales and distributions as set out in the Investor Agreements, pursuant to Rule 415 under the Securities Act, and to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Investor Agreement.

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

Dividend Withholding Tax

General

Dividends paid on the Class A shares to a holder of such shares are generally subject to Dutch dividend withholding tax at a rate of 15% per the Dutch dividend withholding tax Act 1965 (Wet op de dividendbelasting 1965). The term “dividends” for this purpose includes, but is not limited to:

●	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;
●	the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and
●	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965, unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

Generally, we are responsible for the withholding of taxes at source and the remittance of the amounts withheld to the Dutch tax authorities; the dividend withholding tax will not be for our account.

The company may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against the Dutch withholding tax imposed on certain qualifying dividends that are redistributed by the company, generally up to a maximum of the lesser of:

●	3% of the amount of qualifying dividends redistributed by the company; and
●	3% of the gross amount of certain qualifying dividends received by the company.

The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, but does not reduce the amount of tax we are required to withhold from dividends paid to a holder of our Class A shares.

As of January 1, 2024, a Dutch conditional withholding tax may apply at a statutory rate of 25.8% on dividends and other (deemed) distributions to certain affiliated entities of the company, as defined under the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021). This conditional withholding tax applies only to dividends and other (deemed) distributions made to entities that are either resident in or have a permanent establishment in a jurisdiction listed in the Dutch Regulation on Low-Taxing States and Non-Cooperative Jurisdictions for Tax Purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden). It may also apply in certain cases of deemed abuse. Under the Dutch Withholding Tax Act 2021, an entity is generally considered affiliated if there is a controlling relationship between such entity and the distributing company.

Non-residents of the Netherlands (including but not limited to U.S. holders)

The following is a description of the material Dutch tax consequences of holders of our Class A shares who under certain circumstances may not be subject to the above described 15% Dutch dividend withholding tax.

Relief at source is available to certain qualifying corporate holders of common shares if the shares are attributable to a business conducted in the Netherlands, provided the holder can demonstrate beneficial ownership of the dividend. Additionally, relief at source applies to dividend distributions for qualifying corporate holders of common shares who are residents of EU/EEA member states or of non-EU/EEA states that have a tax treaty with the Netherlands, including a dividend article. However, this relief is not available if the holder’s primary or one of the primary purposes for holding the shares is to avoid Dutch dividend withholding tax for another party, and if the shareholding lacks valid commercial reasons that reflect economic reality.

Entities (i) that are resident in another EU Member State, in a State of the European Economic Area (the “EEA”) i.e. Iceland, Norway and Liechtenstein, or a country outside the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands; and (ii) that are not subject to taxation by reference to profits in such State, in principle have the possibility to obtain a full refund of Dutch dividend withholding tax, provided such entities would not have been subject to Dutch corporate income tax either had they been resident within the Netherlands, and provided further that such entities do not perform a similar function to that of a tax exempt investment institutions or fiscal investment institutions as referred to in the Dutch Corporate Income Tax Act 1969, and with respect to entities resident in a country outside the EU/EEA which have an arrangement for the exchange of tax information with the Netherlands, provided such entities hold their Class A shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of Class A shares and our company, and these shares do not allow such holder to effectively participate in the management or control of our company.

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

A holder of Class A shares who is considered to be a resident of the United States and is entitled to the benefits of the 1992 Double Taxation Treaty between the United States and the Netherlands (“U.S. holder”), as amended most recently by the Protocol entered into force December 28, 2004 (the “Treaty”) will generally be subject to Dutch dividend withholding tax at the rate of 15% unless such U.S. holder:

●	is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty; or
●	beneficially owns directly 10% or more of the voting power of our company.

U.S. holders that are exempt pension trusts or exempt organizations as described in articles 35 and 36, respectively, of the Treaty may qualify for an exemption from Dutch withholding tax and may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing two completed copies of form IB 96 USA signed by the U.S. holder accompanied with U.S. form 6166 (as issued by the U.S. Internal Revenue Service and valid for the relevant tax year) or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent =(which is generally the company) one of the following forms signed by the U.S. holder within three years after the end of the calendar year in which the withholding tax was levied:

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

Non-residents of the Netherlands (including, but not limited to, U.S. holders)

A non-resident of the Netherlands who holds Class A shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Class A shares, provided that:

●	such Non-Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands or effectively managed in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A shares are attributable or deemed attributable;
●	in the case of a Non-Resident of the Netherlands who is an individual, (a) such individual does not carry out any activities in the Netherlands with respect to the Class A shares that exceed ordinary active asset management (normaal vermogensbeheer), (b) the benefits derived from such Class A shares are not intended as remuneration for activities performed by a holder of Class A shares or by a person connected to such holder as meant by article 3.92b paragraph 6 of the Dutch Income Tax Act 2001 and (c) such individual does not derive income or capital gains from the Class A shares that are taxable as benefits from “other miscellaneous activities” in the Netherlands (resultaat uit overige werkzaamheden in Nederland);
●	in the case of a Non-Resident of the Netherlands which is an entity, it is neither entitled to a share in the profits of an enterprise effectively managed in the Netherlands, nor co-entitled to the net worth of such enterprise, other than by way of the holding of securities, to which enterprise the Class A shares or payments in respect of the Class A shares are attributable; and
●	in the case of a Non-Resident of the Netherlands who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, through an employment contract, to which enterprise the Class A shares or payments in respect of Class A shares are attributable.

A U.S. holder that is entitled to the benefits of the Treaty and whose Class A shares are not attributable to a Dutch enterprise or deemed enterprise, will generally not be subject to Dutch taxes on any capital gain realized on the disposal of such Class A shares.

Gift, Estate or Inheritance Taxes

No Dutch gift, estate or inheritance taxes will arise on the transfer of Class A shares by way of a gift by, or on the death of, a holder of Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of the Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands and (i) such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or (ii) the gift of the Class A shares is made under a condition precedent and the holder of these shares is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

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

We will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our Class A shares, and we cannot assure you that the IRS will agree with the conclusions set forth below.

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to Class A shares will be taxable to the U.S. holder as a dividend to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be nontaxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the Class A shares. Distributions in excess of our current and accumulated earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a nontaxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

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

Passive foreign investment company considerations. A corporation organized outside the United States generally will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any prior tax year after 2013. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not expect to be a PFIC in the current taxable year and do not expect to become one in the foreseeable future. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for the 2024 tax year, after taking into account the significant divestment transaction we completed in 2024. There is limited guidance as to the application of this exception, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for the 2024 tax year. In addition, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder’s holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of

Class A shares that are paid within the United States or through U.S. related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, certain U.S. holders who are individuals may be required to report to the IRS information relating to their ownership of the Class A shares, subject to certain exceptions (including an exception for shares held in an account maintained by a U.S. financial institution). U.S. holders may be subject to backup withholding (currently at 24%) on dividends and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S. related financial intermediaries, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Such reports and other information, when so filed, may be accessed at www.sec.gov/edgar or at https://group.nebius.com/sec-filings. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the company’s principal executive officer and principal financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2024. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2024, the company’s principal executive officer and principal financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that as of December 31, 2024, our internal control over financial reporting was not effective.

In making the assessment, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have concluded that these material weaknesses reflected the substantial change in our businesses and organization as a result of the significant and complex divestment transaction we completed in 2024. Although we took extensive steps to create the infrastructure to operate independently from the larger divested businesses, we were unable to complete the implementation of all necessary controls for our newly constituted group during 2024. In particular, as we continued to implement a new enterprise resource planning (ERP) system, we did not yet have in place all necessary business processes, systems, personnel, and related internal controls.

The material weaknesses that we identified were as follows:

●	We did not adequately and timely design and implement effective controls in business applications across our new information technology infrastructure. Specifically, we did not adequately and timely design, implement and ensure the effectiveness of controls in access management, system monitoring and change management. This resulted in lack of sufficient effective controls, which undermines the assurance of data accuracy and general IT dependencies increases the risk of errors or misstatements.
●	We did not adequately and timely design and maintain effective information technology general controls or certain information systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Specifically, we did not adequately and timely design, implement and ensure the effectiveness of the operating system controls in connection with our revenue recognition process. This resulted in our inability to consistently establish accurate revenue statements, which undermined the assurance of our data accuracy and increased the risk of errors or misstatements.
●	We did not adequately and timely design and maintain effective information systems, policies and procedures for our reconciliation process for fixed assets. Specifically, we did not design, implement and ensure the effectiveness of the relevant operating system controls. In addition, we did not complete our asset validation policy and procedures. This resulted in the ineffectiveness of our ability to ensure the existence, ownership and accuracy of data in connection with our assets, which undermines the assurance of data accuracy and increases the risk of errors or misstatements.

We believe that these control deficiencies did not result in a misstatement to our annual or interim financial statements. However, each of these control deficiencies could result in a misstatement of the aforementioned accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies each constitute material weaknesses.

Because of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024.

Remediation activities

We have identified and implemented, and continue to implement, certain remediation efforts to improve the effectiveness of our internal control over financial reporting and disclosure controls and procedures. These remediation efforts are ongoing. The following remedial actions have been undertaken to date:

●	We have performed compensating control procedures across all our businesses in 2024 to reconcile our 2024 revenue, with a view to ensuring the accuracy of the revenue recognized during the year.
●	We conducted a stock count at key asset locations across our businesses to validate the existence, ownership and accuracy of data in connection with our assets as reported for our 2024 fiscal year.
●	We began a company-wide remediation project, with the support of external consultants, to enhance the control framework and address our material weaknesses in internal controls. This project is designed to ensure a more robust, effective, and sustainable control environment and information technology systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Specifically, we expect that this project will improve our information technology systems relating to our revenue recognition and fixed assets reconciliation processes and ensure the effectiveness of the operating system controls in connection with each of these processes. We expect to complete this project by the fourth quarter of 2025.

We may not be able to fully remediate the identified material weakness until the steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We believe we have already made progress and will continue to make progress in our remediation plan during the year ending December 31, 2025, but cannot assure you that we will be able to fully remediate the material weakness in 2025. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. We also may incur significant costs to execute various aspects of our remediation plan but cannot provide a reasonable estimate of such costs at this time.

The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above.

While progress has been made to enhance our internal control over financial reporting, we are still in the process of implementing, documenting and testing these processes, procedures and controls. Additional time is required to complete implementation and to assess and ensure the sustainability of these procedures. We will continue to devote significant time and attention to these remedial efforts. However, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control over financial reporting

There were significant changes in our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) in 2024 due to the implementation of a new enterprise resource planning (ERP) system following the divestment transaction that was completed in July 2024. The implementation of a new ERP system has had a material effect on our internal disclosure controls and procedures as a result of the complexities in ensuring accurate and timely collection and reporting of financial data. In addition, the reporting for our fiscal year 2024 relies partially on the legacy ERP system and partially on the new ERP system, which has required adjustments to our internal controls to maintain the integrity of financial reporting. The implementation of the new ERP system has been completed and we no longer rely on the legacy ERP system.

There have been no other changes in our internal control over financial reporting identified in an evaluation thereof that occurred during the fiscal year 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors.

Item 16B. Code of Ethics.

We have adopted a written code of ethics that applies to our Board, all of our employees, including our principal executive and principal financial officers, and any of the company’s direct and indirect subsidiaries. A copy of the code of ethics, which we refer to as our “Code of Business Ethics and Conduct”, is available on our website at group.nebius.com/governance/governance-documents. Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of Reanda Audit & Assurance B.V., our independent registered public accounting firm, or its affiliates billed to us for 2024 and of Joint-Stock Company “Technologies of Trust - Audit” (before June 2022 named AO PricewaterhouseCoopers Audit), our previous registered public accounting firm for 2023, respectively:

	2023	2024

	(USD in million)
Audit Fees(1)	2.3	2.2
Other Audit related Fees(2)	—	0.8
All Other Fees(3)	0.1	—
Total Fees	2.4	3.0

(1)	Audit fees for 2024 and 2023 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	Other Audit related Fees are fees for assurance and other related services which were related to our continuing operations.

Not included in the table above are fees of $0.5 million billed by Reanda Audit and Assurance B.V. to us in connection with their audit and all other services for the 2023 fiscal year and fees of $3.5 million billed by Joint-Stock Company “Technologies of Trust - Audit” to us in connection with their audit of discontinued operations and other services for the 2024 fiscal year.

(3)	All other fees relate to due diligence investigations, advisory services and professional trainings for employees.

Pre-Approval Policies for Non-Audit Services

The audit committee pre-approved all of the non-audit services performed for us by JSC “Technologies of Trust - Audit” during 2023. There were no non-audit services performed by Reanda Audit & Assurance B.V.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The consideration received by Nebius Group for the divestment that we completed in 2024 consisted of a combination of cash and Class A shares. The divestment was implemented in two closings, on May 17, and July 12, 2024. At the first closing, we received 67,632,122 Class A shares; at the second closing, we received 94,853,603 Class A shares. The weighted-average cost per Class A share received was $14.1 (based on the deemed repurchase price of RUB 1,251.8 per Class A share and applicable exchange rates as of the dates of each transfer).

			Total number of shares	Maximum number of Class A
	Total number of	Average	purchased as part of	shares that may yet be
	Class A shares	price per	publicly announced	purchased under the plan
Period	purchased	Class A share	plans or programs	or programs
May 2024	67,632,122	See above	—	—
July 2024	94,853,603	See above	—	—
Total	162,485,725		—	—

Item 16F. Changes in Registrant’s Certifying Accountant.

We prepare consolidated financial statements under U.S. GAAP for public investor reporting purposes, and under IFRS for Dutch regulatory purposes. We appointed Joint-Stock Company “Technologies of Trust – Audit” (“Technologies of Trust”), an independent registered public accounting firm, as the auditor of the Company’s U.S. GAAP consolidated financial statements for the years ended December 31, 2023 and 2022. We appointed Reanda Audit & Assurance B.V. (“Reanda Netherlands”), an independent registered public accounting firm, as the auditor of our IFRS consolidated financial statements for fiscal years 2023 and 2022.

In 2024, our Board of Directors, at the recommendation of its Audit Committee, proposed to our Annual General Meeting of Shareholders that Reanda Netherlands be appointed as auditor of our consolidated financial statements to be prepared under both U.S. GAAP and IFRS for the year ended December 31, 2024. Reanda Netherlands was appointed as our independent auditor by our Annual General Meeting of Shareholders held on August 15, 2024.

Following the appointment of Reanda Netherlands at the 2024 Annual General Meeting, Technologies of Trust was dismissed and ceased to be our independent auditor and our independent registered public accounting firm for our consolidated financial statements included in our reports on Form 20-F.

Technologies of Trust’s audit reports issued in accordance with the standards of the PCAOB on the Company’s consolidated financial statements as of and for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. Audit report issued in accordance with the standards of the PCAOB on the Company’s consolidated financial statements as of and for the year ended December 31, 2023 included an explanatory paragraph referring to uncertainty about the Company's ability to continue as a going concern.

During the years ended December 31, 2023 and 2022, and the subsequent interim period from January 1, 2024 through May 16, 2024, (i) there were no disagreements with Technologies of Trust on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in their reports on the consolidated financial statements of such years; and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

In accordance with Item 16F(a)(3) of Form 20-F, we have provided Technologies of Trust with a copy of this Item 16F disclosure on Form 20-F prior to its filling with the Securities and Exchange Commission (the “SEC”). The Company requested that Technologies of Trust furnish the Company with a letter addressed to the SEC stating whether or not Technologies of Trust agrees with the above statements that are related to Technologies of Trust. A copy of Technologies of Trust’s letter, dated April 30, 2025, is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

During the years ended December 31, 2023 and 2022 and in the subsequent interim period from January 1, 2024 through May 16, 2024, neither the Company nor anyone on its behalf consulted with Reanda Netherlands with respect to any of the matters described in Item 16F(a)(2) of Form 20-F.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable listing standards, which are filed as Exhibit 11 to this Annual Report on Form 20-F.

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

Consistent with our cybersecurity risk management policies and controls, we have processes in place for: (i) regular vulnerability scanning (not on all environments) and technical monitoring of our systems, (ii) detection and analysis of cybersecurity incidents that present risk of unauthorized access to company assets, (iii) containment, eradication and data recovery (exist partly), and (iv) post-incident analysis. Such incident responses are overseen by leaders from our information technology, finance, legal and compliance teams.

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

NEBIUS GROUP N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Nebius Group N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Nebius Group N.V. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statement of operations, comprehensive income/(loss), cash flows and shareholders’ equity, for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of Joint-Stock Company “Technologies of Trust – Audit”, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2025, expressed an adverse opinion on the Company’s internal control over financial reporting.

We did not audit the consolidated financial statements of International Public Joint-Stock Company YANDEX, a subsidiary that was divested on May 16, 2024, whose results from January 1, 2024 to May 16, 2024, are reflected as net income from discontinued operations of USD 477.7 million net of tax. Those financial statements were audited by Joint-Stock Company “Technologies of Trust – Audit”, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for International Public Joint-Stock Company YANDEX, is based solely on the report of Joint-Stock Company “Technologies of Trust – Audit”.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of Joint-Stock Company “Technologies of Trust – Audit” provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter

As described in Note 1 to the consolidated financial statements, the Company offers a range of services which involve contracts with customers. Determining the appropriate timing and method for recognizing revenue from these services requires careful analysis of contract terms, performance obligations and variable components. Identifying distinct performance obligations within contracts and determining when they are satisfied involves significant judgment. Estimating the progress toward completion of performance obligations introduces uncertainty requiring auditor’s judgement and effort. Inaccurate estimates can lead to either premature or delayed revenue recognition, affecting reported financial results.

How We Addressed the Matter in Our Audit

We obtained an understanding and tested controls over the Company’s process to identify performance obligations and allocate the transaction price to those performance obligations, including controls over determining standalone selling prices and services delivered. To test the Company’s judgments and conclusions related to the identification of performance obligations, our audit procedures included, among others, obtaining an understanding of the Company’s various service offerings and evaluating management’s conclusions regarding which were distinct. We tested a sample of customer contracts to assess the identification of performance obligations, allocation of transaction prices, and timing of revenue recognition. We tested a sample of billings to customers to assess evidence of delivery of services, compliance with contract terms and accuracy of pricing.

Divestment of businesses

Description of the Matter

As described in Note 1 and Note 3 of the consolidated financial statements, the company divested businesses. The divested businesses accounted for more than 95% of the Group’s consolidated revenues in 2023, and approximately 95% of the Group’s consolidated assets and employees immediately prior to the divestment. The divestment was implemented in two closings, the first one occurred on May 17, 2024 and the second one on July 12, 2024.

The accounting for these transactions required management to make complex judgments regarding the presentation, classification, measurement, and disclosure in accordance with applicable accounting standards. Additionally, these transactions had a material impact on the financial statements, further heightening their significance.

The principal considerations for our determination that performing procedures relating to discontinued operations is a critical audit matter, are the complexity and judgement exercised by the Company’s management in assessing the accounting treatment of this transaction, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained relating to whether the transaction attributes were appropriately analysed and accounted for by the Company’s management.

How We Addressed the Matter in Our Audit

We gained an understanding of the nature and purpose of the transaction through discussions with management and review of supporting documentation, including contracts and board of director and stockholder meeting minutes. We tested the internal controls over the identification, accounting, presentation and disclosure of the transactions. We evaluated the appropriateness of the Company’s accounting policies and their application to the transactions. We analysed management’s judgments and estimates to determine whether the transactions were appropriately presented, classified and measured. We tested the completeness and accuracy of financial statement presentation and disclosures related to these transactions.

/s/ Reanda Audit & Assurance B.V.

We have served as the Company's auditor since 2024.

Amsterdam, the Netherlands

April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Nebius Group N.V.

Adverse Opinion on Internal Control Over Financial Reporting

We have audited internal control over financial reporting of Nebius Group N.V. ( “the Company”) as of December 31, 2024, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	Management has identified a material weakness in internal controls over business applications across the new information technology infrastructure.
●	Management also has identified a material weakness in internal controls in connection with the revenue recognition process.
●	Management also has identified a material weakness in internal controls over fixed assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 30, 2025 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Reanda Audit & Assurance B.V.

Amsterdam, the Netherlands

April 30, 2025

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nebius Group N.V.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Nebius Group N.V. (formerly known as Yandex N.V.) and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern Has Been Removed

Management and we previously concluded there was substantial doubt about the Company’s ability to continue as a going concern. As discussed in Note 1, management has subsequently taken certain actions, which management and we have concluded remove that substantial doubt.

/s/ Joint-Stock Company “Technologies of Trust – Audit”

Moscow, Russian Federation

April 26, 2024, except with respect to the matter that alleviated previous substantial doubt about the Company’s ability to continue as a going concern and except for the effects of discontinued operations and the change in reporting currency discussed in Note 1 and the change in composition of reportable segments discussed in Note 15 to the consolidated financial statements, as to which the date is April 30, 2025.

We have served as the Company’s auditor from 2021 to 2024.

NEBIUS GROUP N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2023	2024
ASSETS
Cash and cash equivalents	4	116.1	2,449.6
Accounts receivable, less allowance for doubtful accounts of $0.4 and $0.1, respectively	4	4.1	13.1
Investments in debt securities		5.1	—
Prepaid expenses		16.6	22.9
Interest receivable		—	21.6
VAT reclaimable		5.4	8.1
Other current assets	4	16.7	18.0
Current assets from discontinued operations	3	3,289.5	—
Total current assets		3,453.5	2,533.3
Property and equipment	7	128.2	847.0
Operating lease right-of-use assets	8	18.7	45.0
Intangible assets	9	4.2	4.9
Equity method investments	5	6.4	6.4
Investments in non-marketable equity securities	5	90.7	90.7
Deferred tax assets	10	5.9	7.8
Other non-current assets	4	11.6	13.5
Non-current assets from discontinued operations	3	5,035.9	—
Total non-current assets		5,301.6	1,015.3
TOTAL ASSETS		8,755.1	3,548.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	56.5	235.5
Debt, current portion	12	6.8	6.1
Income and non-income taxes payable		9.2	5.9
Deferred revenue	4	6.9	16.5
Current liabilities from discontinued operations	3	3,791.0	—
Total current liabilities		3,870.4	264.0
Operating lease liabilities	8	9.7	30.3
Other accrued liabilities		0.2	0.6
Non-current liabilities from discontinued operations	3	1,580.9	—
Total non-current liabilities		1,590.8	30.9
Total liabilities		5,461.2	294.9
Commitments and contingencies	11
Shareholders’ equity:
Priority share: €1 par value; shares authorized: 1 and nil, respectively; shares issued: 1 and nil, respectively; shares outstanding: 1 and nil, respectively	13	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674 and Class C: nil); shares outstanding (Class A: 325,783,607 and 200,054,926, respectively, Class B: 35,698,674, and Class C: nil)	13	9.2	9.2
Treasury shares at cost (Class A: 558,663 and 126,287,344, respectively)		(19.6)	(1,968.1)
Additional paid-in capital		1,812.2	2,016.7
Accumulated other comprehensive loss		(2,367.5)	(22.1)
Retained earnings		3,859.4	3,218.0
Total equity attributable to Nebius Group N.V.		3,293.7	3,253.7
Noncontrolling interests		0.2	—
Total shareholders’ equity		3,293.9	3,253.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,755.1	3,548.6

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars (“$”), except share and per share data)

		Year ended December 31,
	Notes	2022	2023	2024
Revenues		13.5	20.9	117.5
Operating costs and expenses:
Cost of revenues(1)		28.4	31.9	73.4
Product development(1)		58.3	112.3	129.7
Sales, general and administrative(1)		57.3	174.9	277.8
Depreciation and amortization		27.5	29.3	77.3
Total operating costs and expenses		171.5	348.4	558.2
Loss from operations		(158.0)	(327.5)	(440.7)
Interest income	4	1.0	3.3	63.6
Income/(loss) from equity method investments		(14.0)	(10.9)	0.4
Other loss, net	4	(7.9)	(4.3)	(17.3)
Net loss before income taxes		(178.9)	(339.4)	(394.0)
Income tax expense	10	1.1	2.1	(0.5)
Net loss from continuing operations		(180.0)	(341.5)	(393.5)
Discontinued operations:
Net income from discontinued operations, net of tax	3	1,050.7	607.4	477.7
Income from revaluation of investment in equity securities held for sale	3	—	—	59.0
Loss from disposal	3	—	—	(784.6)
Net income / (loss) from discontinued operations		1,050.7	607.4	(247.9)
Net income / (loss)		870.7	265.9	(641.4)
Net income from discontinued operations attributable to noncontrolling interests		(125.1)	(24.6)	—
Net income / (loss) attributable to Nebius Group N.V.		745.6	241.3	(641.4)
Net loss from continuing operations per Class A and Class B share:
Basic	2	(0.49)	(0.92)	(1.40)
Diluted	2	(0.49)	(0.92)	(1.40)
Net income / (loss) from discontinued operations per Class A and Class B share:
Basic	2	2.52	1.57	(0.88)
Diluted	2	2.08	1.57	(0.88)
Net income / (loss) per Class A and Class B share:
Basic	2	2.03	0.65	(2.28)
Diluted	2	1.59	0.65	(2.28)
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	368,020,254	370,839,686	281,005,226
Diluted	2	368,020,254	370,839,686	281,005,226
(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	0.2	0.2	0.3
Product development	8.8	20.9	10.1
Sales, general and administrative	0.6	10.2	46.2

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars)

		Year ended December 31,
	Notes	2022	2023	2024
Net income/(loss) attributable to Nebius Group N.V.		745.6	241.3	(641.4)
Net income attributable to noncontrolling interests from discontinued operations		125.1	24.6	—
Net income/ (loss)		870.7	265.9	(641.4)
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		105.3	(1,114.6)	(83.2)
Reallocation adjustment, net of tax of nil	4	—	(102.5)	2,428.6
Total comprehensive income/(loss)		976.0	(951.2)	1,704.0
Total comprehensive (income)/loss attributable to noncontrolling interests		(131.7)	35.0	—
Comprehensive income/(loss) attributable to Nebius Group N.V.		844.3	(916.2)	1,704.0

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars)

		Year ended December 31,
	Notes	2022	2023	2024
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss from continuing operations		(180.0)	(341.5)	(393.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	7	26.9	27.9	75.4
Amortization of intangible assets	9	0.6	1.4	1.9
Operating lease right-of-use assets amortization and the lease liability accretion	8	2.0	7.5	9.0
Share-based compensation expense	14	9.6	31.4	56.6
Deferred income tax benefit	10	(2.5)	(1.5)	(2.9)
Foreign exchange (gains) / losses	4	(1.4)	2.8	17.5
Loss/(income) from equity method investments	5	14.0	10.9	(0.4)
Provision for expected credit losses	4	1.1	(0.4)	0.3
Other		—	0.8	(0.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(2.7)	2.1	(9.1)
Prepaid expenses		(17.9)	(8.5)	(12.9)
Accounts payable, accrued and other liabilities and non-income taxes payable		13.0	6.7	(31.3)
Deferred revenue		0.8	2.3	9.6
Other assets		(5.0)	(8.0)	(3.7)
VAT reclaimable		1.8	1.0	(2.2)
Interest receivable		—	—	(21.6)
Net cash used in operating activities – continuing operations		(139.7)	(265.1)	(307.7)
Net cash provided by operating activities – discontinued operations		836.7	1,094.9	553.3
Net cash provided by operating activities		697.0	829.8	245.6
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(14.6)	(83.4)	(807.7)
Proceeds from Divestment, net of cash of discontinued operations sold	3	—	—	1,283.2
Proceeds from the sale of the remaining equity interest in Divested businesses	3	—	—	184.2
Investments in debt securities		—	(10.0)	—
Proceeds from maturity of debt securities		—	—	10.0
Proceeds from sale of property and equipment		2.0	—	1.6
Other investing activities		—	—	0.5
Net cash provided by/(used in) investing activities – continuing operations		(12.6)	(93.4)	671.8
Net cash used in investing activities– discontinued operations		(390.5)	(1,118.7)	(360.2)
Net cash provided by/(used in) investing activities		(403.1)	(1,212.1)	311.6
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from sale of equity securities	13	—	—	700.0
Treasury shares issuance costs	13	—	—	(32.5)
Repayment of debt	12	—	—	(0.7)
Repurchase of equity classified awards		—	—	(10.0)
Net cash provided by financing activities – continuing operations		—	—	656.8
Net cash provided by/(used in) financing activities– discontinued operations		(100.3)	375.6	168.7
Net cash provided by/(used in) financing activities		(100.3)	375.6	825.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(61.8)	(102.6)	(23.6)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		131.8	(109.3)	1,359.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,068.7	1,200.5	1,091.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,200.5	1,091.2	2,450.3
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period		(909.7)	(971.7)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		290.8	119.5	2,450.3

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars)

		Year ended December 31,
	Notes	2022	2023	2024
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		1,067.1	1,181.9	1,076.1
Restricted cash and cash equivalents, beginning of period		1.6	18.6	15.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,068.7	1,200.5	1,091.2
Cash and cash equivalents, end of period		1,181.9	1,076.1	2,449.6
Restricted cash and cash equivalents, end of period		18.6	15.1	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,200.5	1,091.2	2,450.3
Cash and cash equivalents, end of period – continuing operations		288.5	116.1	2,449.6
Restricted cash and cash equivalents, end of period – continuing operations		2.3	3.4	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, end of period- continuing operations		290.8	119.5	2,450.3
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		0.2	2.0	4.8
Operating cash flows from operating leases		3.3	5.3	11.5
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		11.1	15.0	40.5
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		3.9	0.5	0.1

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions U.S. dollars (“$”), except share and per share data)

	Priority Share		Ordinary Shares				Accumulated			Non-redeemable		Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total	controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity	interests
Balance as of January 1, 2022	1	—	358,703,352	9.2	(38.2)	1,861.6	(1,308.7)	2,869.2	3,393.1	186.9	3,580.0	11.7
Share-based compensation expense	—	—	—	—	—	70.0	—	—	70.0	—	70.0	—
Restructuring of convertible debt (Note 12)	—	—	—	—	—	176.6	—	—	176.6	—	176.6	—
Issue of new shares (Note 13)	—	—	2,541,791	—	—	—	—	—	—	—	—	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(0.3)	—	—	(0.3)	—	(0.3)	—
Reissue of shares for options exercised	—	—	—	—	18.6	(18.6)	—	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	—	—	(1.3)	(1.3)	—	(1.3)	(6.7)
Net income	—	—	—	—	—	—	—	745.6	745.6	125.1	870.7	—
Translation adjustment	—	—	—	—	—	—	98.7	—	98.7	6.6	105.3	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	4.6	4.6	—	4.6	(4.6)
Other	—	—	—	—	—	1.8	—	—	1.8	(1)	0.8	(0.4)
Balance as of December 31, 2022	1	—	361,482,281	9.2	(19.6)	2,091.1	(1,210.0)	3,618.1	4,488.8	317.6	4,806.4	—
Share-based compensation expense	—	—	—	—	—	109.0	—	—	109	—	109.0	—
Transaction with Uber (Note 3)	—	—	—	—	—	(320.2)	(102.5)	—	(422.7)	(280.0)	(702.7)	—
Net income	—	—	—	—	—	—	—	241.3	241.3	24.6	265.9	—
Translation adjustment	—	—	—	—	—	—	(1,055.0)	—	(1,055.0)	(59.6)	(1,114.6)	—
Other	—	—	—	—	—	(67.7)	—	—	(67.7)	(2.4)	(70.1)	—
Balance as of December 31, 2023	1	—	361,482,281	9.2	(19.6)	1,812.2	(2,367.5)	3,859.4	3,293.7	0.2	3,293.9	—
Priority share elimination	(1)	—	—	—	—	—	—	—	—	—		—
Net loss	—	—	—	—	—	—	—	(641.4)	(641.4)	—	(641.4)	—
Translation adjustment	—	—	—	—	—	—	(83.2)	—	(83.2)	—	(83.2)	—
Divestment (Note 3)	—	—	(162,485,725)	—	(2,286.4)	—	2,428.6	—	142.2	—	142.2	—
Sale of treasury shares, net of issuance costs (Note 13)	—	—	33,333,334	—	471.7	195.8	—	—	667.5	—	667.5	—
Transfer of shares to noteholders (Note 13)	—	—	3,046,129	—	43.1	(43.1)	—	—	—	—	—	—
Contingent tax liability in respect of shares remained in treasury (Note 11)	—	—	—	—	(180.9)	—	—	—	(180.9)	—	(180.9)	—
Share-based compensation expense	—	—	—	—	—	65.8	—	—	65.8	—	65.8	—
Repurchase of equity classified awards	—	—		—	—	(10.0)	—	—	(10.0)	(0.2)	(10.2)	—
Exercises of share-based awards	—	—	283,870	—	4.0	(4.0)	—	—	—	—	—	—
Other	—	—	93,711	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	—	—	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7	—

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. The Group also operates additional businesses, currently including autonomous driving technologies (Avride), data-for-generative AI solutions (Toloka) and education technology (“edtech”) (TripleTen).

On February 5, 2024, the Company announced that it had entered into a definitive agreement with a purchaser consortium to sell (the “Divestment”) all of the Group’s businesses in Russia and related businesses in certain international markets (the “Divested Businesses”). The Divested Businesses accounted for more than 95% of the Group’s consolidated revenues in 2023, and approximately 95% of the Group’s consolidated assets and employees immediately prior to the Divestment. The Divestment was implemented in two closings. The first closing occurred on May 17, 2024, in which the Company sold a controlling stake in the Divested Businesses of 68% to the purchaser for consideration consisting of a combination of the cash equivalent of RUB 237.5 billion less transaction expenses and other applicable adjustments, payable in Chinese Yuan (“CNH”), and 67.6 million of the Company’s Class A shares. The Company received the cash payment in the amount of CNH 17.8 billion or approximately $2.4 billion on May 16, 2024. The Company held a remaining minority interest in the Divested Businesses between the first and the second closings.

The second and final closing occurred on July 12, 2024, at which the Company sold its remaining stake in the Divested Businesses. The consideration at the second closing was paid in a combination of cash of CNH 1.3 billion (approximately $0.2 billion) and 94.9 million Class A shares. The total amount of cash proceeds received in the transaction amounted to $2.6 billion, and the total number of consideration shares received was 162.5 million Class A shares. The Divestment represented the Company’s exit from Russia, a strategic shift that had a significant effect on the Company’s operations and financial results and, as such, the Divested Businesses are reported as discontinued operations. See Note 3 – “Acquisitions, Disposals and Discontinued Operations” for further detail.

Nebius Group N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally. The Company changed its name from Yandex N.V. to Nebius Group N.V. in August 2024, following the completion of the Divestment.

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The result of operations, assets and liabilities and cash flows of the Divested Businesses are presented as discontinued operations in the Company’s consolidated financial statements for all periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of Nebius Group N.V. and the entities it controls. All inter-company transactions and balances within the Group have been eliminated upon consolidation.

Noncontrolling interests in consolidated subsidiaries are included in the consolidated balance sheets as a separate component of equity. The Group reports consolidated net income/(loss) inclusive of both the Company’s and the noncontrolling interests’ share, as well as amounts of consolidated net income/(loss) attributable to each of the Company and the noncontrolling interests.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Deconsolidation and Discontinued Operations

The Company uses deconsolidation accounting upon the loss of control of a subsidiary generally determined to be less than 50% owned. Upon deconsolidation, the Company will no longer present the subsidiary’s assets, liabilities, and results of operations in its consolidated financial statements. If the Company owns more than 20% but less than 50% the Company will continue to report under the equity method, in case significant influence over the investee is maintained.

The Company considers the provisions of ASC 205 “Discontinued operations” and analyzes whether the disposed portion of the Company’s operations qualifies as held-for-sale and presentation of discontinued operations. In the period that a discontinued operation is classified as held for sale and for all prior periods presented, the assets, liabilities and operations of the component are presented separately in the Group’s consolidated balance sheets and consolidated statements of operations. Prior period financial statements and the accompanying notes have been restated for the presentation of discontinued operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to useful lives of property and equipment and intangible assets, fair value of financial instruments, fair values of share-based awards, recoverability of deferred tax assets, uncertain tax positions, and tax provisions. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency Translation

The functional currency of Nebius Group N.V. is the U.S. dollar. The functional currency of the Group’s other businesses, including Divested Businesses, which are incorporated in other countries is generally the respective local currency. Following the completion of the Divestment, the Group changed the reporting currency from the Russian Ruble to the U.S. dollar, which better reflects the geography of operations and key focus markets of the continuing businesses. The change in reporting currency was applied retrospectively. Consolidated financial statements for all periods and the accompanying notes thereto presented have been recast into U.S. dollars as if the change had occurred on January 1, 2022. Equity components were translated using approximate historical exchange rates for the periods before January 1, 2022.

The U.S. dollar is currently the Company’s reporting currency. All balance sheet items are translated into U.S. dollars based on the exchange rate on the balance sheet date and revenue and expenses are translated at the monthly weighted average rates of exchange. Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income/(loss). Foreign exchange transaction gains and losses are included in other income/(loss), net in the accompanying consolidated statements of operations.

Certain Risks and Concentrations

Prior to the Divestment, the Group’s principal business activities, through its subsidiaries, were in the Russian Federation. The ongoing geopolitical situation created critical risks for the Group and its respective operations. After successful completion of the Divestment, the Group’s exposure to geopolitical risks and uncertainties significantly decreased.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable. The Group’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Significant Customers

The Group’s retained businesses operate primarily in the Netherlands, the United States, and to a lesser extent in Israel and other international markets. Additionally, the Group owns a proprietary data center located in Finland. A significant portion of the Group’s revenues is derived from the core AI infrastructure business and to a lesser extent from Toloka business of providing data solutions for AI model training, evaluation and development, as well as from fees collected from users of TripleTen’s edtech platform. A substantial portion of the Group’s revenue is collected on a prepaid basis.

Due to the early development stage of the continuing businesses, the Group experiences concentration of revenues from individual customers. The following customers accounted for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2023, and 2024:

The following customers accounted for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2023, and 2024:
	Year ended December 31,
	2022	2023	2024
Customer A	*	*	21%
Customer B	20%	13%	17%
Customer C	54%	31%	*

* Customer did not represent 10% or more of revenue

Customer B and C accounted for 33% and 19% of accounts receivable, net, respectively, as of December 31, 2023. Customer A and B accounted for 50% and 10% of accounts receivable, net as of December 31, 2024.

Supplier Concentration

Certain capital expenditures can be made from a limited number of suppliers. One supplier accounted for 73% of total capital expenditures for the year ended December 31, 2024.

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

The Group’s principal revenue streams and their respective accounting treatments are discussed below:

Revenues from the Nebius cloud platform

The Group operates a sophisticated cloud platform providing high-performance computing (HPC), managed Kubernetes services, object storage, and scalable GPU-powered solutions, specifically designed to train intensive AI workloads. Revenue from the cloud platform is recognized as services are provided, in accordance with customer contract due dates and contract model (on-demand “pay-as-you-go” model or “reserved capacity” model). Advance payments received by the Group from customers for services not yet rendered are recorded as deferred revenue on the Group’s consolidated balance sheets and recognized as revenue in the period when services are provided. The Group may accept a lower consideration than the amount promised per the contract for certain revenue transactions and certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Group believes that there will be no significant changes to the estimates of variable consideration.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Revenues from Toloka data solutions for AI models training, evaluation and development

Toloka offers data for Generative AI solutions and projects by leveraging both AI-powered labeling and human expert input.

The Group recognizes revenues from data solutions as services are transferred to the customers, and in accordance with due dates of a customer contract. For managed contracts, which stipulate the end-to-end project management, where Toloka oversees the entire process, from task design to quality control and delivery, revenue is recognized proportionally based on the volume of services delivered over the contract duration.

The Group may accept lower consideration than the amount promised per the contract for certain revenue transactions and certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Group believes that there will be no significant changes to the estimates of variable consideration.

Revenues from TripleTen educational technology services

The Group provides educational services to individual customers (students) through boot camps and project-based learning opportunities by providing online educational products. These services allow students to graduate with professional certificates and portfolios to proceed with building a career in tech.

The Group recognizes revenue in accordance with principles set in ASC 606 Revenue from Contracts with Customers. For TripleTen, the performance obligations include providing students with access to educational content, such as lessons, materials, and resources. The fees for educational courses are allocated to the performance obligation of providing the course to the student, which is typically the fixed price at inception of the course. Revenue is recognized proportionally over the duration of the course provided to a student, including course extensions. Advance payments received by the Group from customers for services not yet rendered are recorded as deferred revenue in the Group’s consolidated balance sheets and recognized as revenue in the period services are provided.

Cost of Revenues

Cost of revenues primarily consists of costs of co-location of data center facilities, the electricity, utility and maintenance costs in data centers, direct costs of expert contractors and crowdsourcing, and other related expenses. The Group’s owned Finland data center together with rented data center facilities are significant components of the Group’s cost of revenues.

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Group’s technology platforms. Product development expenses also include rent and utilities attributable to office spaces occupied by development staff.

The Group’s development expenditures, including costs to develop software products, are expensed before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and, as a result, development costs that meet the criteria for capitalization were not material for the years ended December 31, 2022, 2023 and 2024. Product development expenses related to relatively minor upgrades, enhancements and maintenance are expensed as incurred.

Advertising and Promotional Expenses

The Group expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2022, 2023, and 2024, advertising and promotional expenses totaled approximately $16.8, $15.6, and $25.3, respectively.

Social Security Contributions

The Group makes contributions to governmental pension, medical and social funds on behalf of its employees. These contributions are expensed as incurred. These contributions are subject to changes in national laws and

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

regulations, which the Group monitors for compliance. In the Netherlands the amount is calculated based on rates from 16.76% to 21.76%. The rates for 2024 for other companies range from 5.33% to 33.80%; income thresholds are usually applied.

Share-Based Compensation

The Company has historically granted equity awards to the Group’s employees, directors and consultants in respect of the Company’s Class A ordinary shares, including restricted share units (“RSUs”) and performance share units (“PSUs”); as well as equity awards in respect of individual business units or subsidiaries (“Business Unit Equity Awards”), including synthetic options (“Synthetic Options”) (collectively, “Share-Based Awards”).

The fair value of RSUs is measured based on the fair market values of the underlying shares on the dates of grant. The fair value of PSUs is measured using the Monte-Carlo pricing model. The Group estimates the fair value at the grant date of Synthetic Options and other Business Unit Equity Awards that are expected to vest using the Black-Scholes-Merton (“BSM”) pricing model or the Monte-Carlo pricing model and recognizes the fair value on a straight-line basis over the requisite service period. These models incorporate assumptions such as stock price volatility, contractual terms, maturity, risk free rates and expected dividends. The expense per RSU, Synthetic Option and other Business Unit Equity Award is recognized on a straight-line basis over the requisite service period.

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

Income Taxes

Current provision for income tax is calculated as the estimated amount expected to be recovered from or paid to the taxing authorities based on the taxable income for the period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for carryforwards. Deferred tax assets, including those for operating loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax asset or liability is expected to be recovered or settled. Deferred tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. In making such a determination, management considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, limitations and enacted changes to the tax legislation in respective jurisdictions, tax-planning strategies, and results of recent operations.

The Group accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from a tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes tax benefit measured as the largest amount with a realization possibility exceeding 50 percent. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income/(loss) in addition to net income/(loss). Comprehensive income/(loss) of the Group includes net income/(loss) and foreign currency translation adjustments. For the years ended December 31, 2022, 2023 and 2024 total comprehensive income/(loss) included, in addition to net income/(loss), the effect of translating the financial statements of the Group’s legal entities from these entities’ functional currencies into U.S. dollars.

Accumulated other comprehensive loss of $2,367.5 and $22.1 as of December 31, 2023 and 2024, respectively, consists solely of cumulative foreign currency translation adjustment.

In 2024, as a result of the Divestment and the change in reporting currency, the Group reclassified the accumulated other comprehensive loss totaling $2,428.6 from equity to earnings.

Noncontrolling Interests

Interests held by third parties in consolidated majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Group’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the consolidated balance sheets. The net income/(loss) attributable to noncontrolling interests reflects the share of the net income/(loss) of the Group’s consolidated subsidiaries, in which there are noncontrolling interests.

Fair Value of Financial Instruments

The carrying amounts of financial instruments carried on the balance sheets such as cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, accounts payable, accrued and other liabilities approximate their respective fair values due to the short-term nature of those instruments.

Fair value considerations related to the business combination entered into during the reporting period and other financial instruments are disclosed in Note 3 and Note 6, respectively.

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

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3— unobservable inputs that are supported by little or no market activities.

Term Deposits

Bank deposits are classified as cash and cash equivalents if the original maturities are three months or less. Bank deposits, that have original maturities of longer than three months, are classified as (i) current term deposits if they are repayable in less than twelve months; and (ii) non-current term deposits if they are repayable in more than one year.

Allowance for Credit Losses

The Group maintains an allowance for credit losses for expected uncollectible accounts receivable, which is recorded as an offset to the respective receivable, and changes in such amounts are classified as sales, general and administrative expenses in the consolidated statements of operations. The Group determined that the expected loss rates should be calculated using the historical loss rates adjusted for current market conditions and reasonable and supportable forecasts of future economic conditions such as changes in inflation rates to inform adjustments to historical loss data. The historical rates are calculated for each of the aging categories used for pooling receivables. To determine the

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

collected portion of each bucket, the collection time of each receivable is identified. To determine the appropriate allowance for expected credit losses, the Group considers certain historical information and credit quality indicators, such as aging, collection history, and creditworthiness of debtors. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Capital expenditures incurred before property and equipment are ready for their intended use are capitalized as assets not yet in use.

The depreciable amount of property and equipment is its cost less its residual (salvage) value (if applicable). Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Server and network equipment	4.0 years
Infrastructure systems and equipment	3.0-10.0 years
Office furniture and equipment	3.0 years
Buildings	20.0 years
Other property and equipment	2.0-5.0 years

Land is not depreciated.

Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

Leases

The Company leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are operating leases.

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

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The Group separates its leases into leases of office spaces and data center facilities by their class of underlying assets. For both classes the Group separately accounts for lease and non-lease components based on the identifiable standalone price of such non-lease components and, as a result, allocates part of lease contract consideration to the non-lease component and accounts for it separately. The Group has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

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

Equity Method Investments

Investments in the stock of entities in which the Group can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for under the equity method. The Group records its share of the results of these companies within the income/(loss) from equity method investments line on the consolidated statements of operations or as an adjustment to equity to reflect the Group’s share in the changes of the investee’s capital.

Following the loss of significant influence over equity method investments without readily determinable fair values the Group accounts for these investments under the measurement alternative at its cost less impairment.

The Group reviews its equity method investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the company including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of operations and a new cost basis in the investment is established.

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

The Group recognized goodwill impairment in the amount of nil, $13.7 and nil for the years ended December 31, 2022, 2023 and 2024, respectively. All of the Group’s historical goodwill and acquisition-related intangible assets were directly attributable to the Divested Businesses and included in the non-current assets of discontinued operations in the Group’s consolidated balance sheets. Goodwill impairment and acquisition-related

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

intangible assets amortization are presented within results of discontinued operations in the Group’s consolidated statement of operations.

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

The Group adopted the standard effective January 1, 2024.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

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

In November 2024, the FASB issued ASU 2024-03 "Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)" to improve the disclosures about an entity’s expenses. Upon adoption, it will be required to disclose in the notes to the financial statements a disaggregation of certain expense categories included within the expense captions on the face of the income statement. The standard is effective for annual periods beginning January 1 2027, with early adoption permitted. The standard can be applied either prospectively or retrospectively. The Group is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2. NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share from continuing and discontinued operations for the years ended December 31, 2022, 2023 and 2024 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) from continuing and discontinued operations and per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and shares to be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income/(loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net income/(loss) per Class A share from continuing and discontinued operations assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share from continuing and discontinued operations does not assume the conversion of those shares. The net income/(loss) per share from continuing and discontinued operations amounts are the same for Class A and Class B shares because the holders

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In compliance with ASC 260-10-45-18 the Group uses loss from continuing operations as the control number in determining whether those potential common shares are dilutive or antidilutive. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share from continuing and discontinued operations computation, because their effect was anti-dilutive for the years ended December 31, 2022, 2023 and 2024, was 14,200,679, 6,005,247 and 4,026,852 respectively.

In June 2022, the Group completed the repurchase of 93.2% in aggregate principal amount of the Group’s 0.75% convertible notes due March 3, 2025 (the “Notes”) and accounted for the modification of all the Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the Notes originally issued (Note 12). The consideration for such repurchase consisted of cash in an amount equal to 70% of the principal amount of the Notes, plus the delivery of a fixed number of Class A shares per Note (the “Settlement Shares”). An aggregate of 2,694,657 Class A shares originally issuable upon conversion of the Notes were excluded from the diluted net income/(loss) per ordinary share from continuing and discontinued operations computation, because their effect was anti-dilutive.

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Year ended December 31,
	2022		2023		2024
	Class A	Class B	Class A	Class B	Class A	Class B
Net (loss)/income from continuing operations, allocated for basic	(162.5)	(17.5)	(308.6)	(32.9)	(343.5)	(50.0)
Reallocation of net (loss)/income from continuing operations as a result of conversion of Class B to Class A shares	(17.5)	—	(32.9)	—	(50.0)	—
Reallocation of net (loss)/income from continuing operations to Class B shares	—	0.5	—	(0.1)	—	—
Net (loss)/income from continuing operations, allocated for diluted	(180.0)	(17.0)	(341.5)	(33.0)	(393.5)	(50.0)
Net (loss)/income from discontinuing operations, allocated for basic	835.8	89.8	526.7	56.1	(216.4)	(31.5)
Reallocation of net (loss)/income from discontinuing operations as a result of conversion of Class B to Class A shares	89.8	—	56.1	—	(31.5)	—
Reallocation of net (loss)/income from discontinuing operations to Class B shares	—	(15.8)	—	(0.1)	—	0.5
Effect of convertible debt restructuring, net of tax	(159.2)	—	—	—	—	—
Net (loss)/income from discontinued operations, allocated for diluted	766.4	74.0	582.8	56.0	(247.9)	(31.0)
Weighted average ordinary shares used in per share computation — basic	332,321,580	35,698,674	335,141,012	35,698,674	245,306,552	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	—	35,698,674	—
Weighted average ordinary shares used in per share computation — diluted	368,020,254	35,698,674	370,839,686	35,698,674	281,005,226	35,698,674
Net loss per share from continuing operations attributable to ordinary shareholders:
Basic	(0.49)	(0.49)	(0.92)	(0.92)	(1.40)	(1.40)
Diluted	(0.49)	(0.49)	(0.92)	(0.92)	(1.40)	(1.40)
Net income/(loss) per share from discontinued operations attributable to ordinary shareholders:
Basic	2.52	2.52	1.57	1.57	(0.88)	(0.88)
Diluted	2.08	2.08	1.57	1.57	(0.88)	(0.88)
Net income/(loss) per share attributable to ordinary shareholders:
Basic	2.03	2.03	0.65	0.65	(2.28)	(2.28)
Diluted	1.59	1.59	0.65	0.65	(2.28)	(2.28)

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

3. ACQUISITIONS, DISPOSALS AND DISCONTINUED OPERATIONS

Disposal of businesses in Russia and certain international markets in 2024

As disclosed in Note 1, in 2024 the Company sold all of the Group’s businesses in Russia and related businesses in certain international markets. The transaction was implemented in two closings. The first closing occurred on May 17, 2024, at which the Company sold a controlling stake of 68% in the Divested Businesses; the second closing occurred on July 12, 2024, at which the Company sold the remaining stake. The Divestment represents a strategic shift in the Company’s operations, and as such the Divested Businesses are reported as discontinued operations as defined by ASC 205-20-45.

In accordance with ASC 810-10-40, “Consolidation — Overall – Derecognition - Deconsolidation of a Subsidiary or Derecognition of a Group of Assets,” a parent company must deconsolidate a subsidiary as of the date the parent ceases to have a controlling interest in that subsidiary and recognize a gain or loss in net income at that time. The Company deconsolidated the disposal group from its consolidated financial statements on May 17, 2024, after the first closing when the Company lost a controlling interest in the Divested Businesses and recognized a loss on the disposal of discontinued operations totaling $784.6. Loss from disposal represents both the impairment of the held-for-sale component in the amount of $501.7, the result of the deconsolidation in the amount of $270.4 as of the date of the first closing of the Divestment and transaction costs to sell the divested component in the amount of $12.5.

In connection with the deconsolidation, the Company reclassified the accumulated other comprehensive loss from equity to earnings as a result of the change in reporting currency and attributable to the Divested Businesses. Prior to and in anticipation of the first closing, the Company effected the sale of approximately 14.1 million shares (or 4% of the outstanding shares) of IPJC Yandex to another subsidiary within the disposal perimeter for use in the equity incentive pool of the disposal perimeter, in consideration for approximately $208.0 in cash. The transaction did not result in a change of economic ownership of disposed business prior to the Divestment transaction.

The following table provides details of the consideration received for the Divestment:

	Class A shares	Fair value of Class A shares received	Cash part of consideration	Total
1st closing	67,632,122	931.1	2,458.1	3,389.2
2nd closing	94,853,603	1,355.3	184.2	1,539.5
Total	162,485,725	2,286.4	2,642.3	4,928.7

As of May 17, 2024 the Group deconsolidated $ 1,174.9 of cash and cash equivalents related to Discontinued Operations.

The following is a summary of the assets and liabilities that were deconsolidated effective May 17, 2024, as a result of the first closing of the Divestment, and a reconciliation of the assets and liabilities disclosed in the notes to financial statements that are presented as discontinued operations on the consolidated balance sheet as of December 31, 2023:

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

December 31, 2023
ASSETS
Cash and cash equivalents	960.0
Accounts receivable, net	948.1
Sales financing receivable	244.4
Prepaid expenses	192.3
Inventory	236.7
Funds receivable	145.6
VAT reclaimable	313.5
Other current assets	248.9
Total current assets from discontinued operations	3,289.5
Property and equipment	2,029.6
Operating lease right-of-use assets	377.4
Intangible assets	311.7
Content assets	296.9
Goodwill	1,592.6
Equity method investments	1.7
Investments in non-marketable equity securities	1.6
Deferred tax assets	104.5
Other non-current assets	319.9
Total non-current assets from discontinued operations	5,035.9
TOTAL ASSETS FROM DISCONTINUED OPERATIONS	8,325.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	2,097.7
Debt, current portion	1,019.5
Income and non-income taxes payable	427.0
Deferred revenue	246.8
Total current liabilities from discontinued operations	3,791.0
Debt, non-current portion	551.2
Deferred tax liabilities	127.8
Operating lease liabilities	275.2
Finance lease liabilities	307.7
Other accrued liabilities	319.0
Total non-current liabilities from discontinued operations	1,580.9
TOTAL LIABILITIES FROM DISCONTINUED OPERATIONS	5,371.9

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The Company reclassified the following operations to discontinued operations for the years ended December 31, 2022, 2023 and 2024, respectively.

	Year ended December 31,
	2022	2023	2024
Revenues	7,916.8	9,344.8	3,848.5
Operating costs and expenses:
Cost of revenues	3,498.4	4,193.7	1,588.8
Product development	1,015.7	1,099.5	433.6
Sales, general and administrative	2,522.9	2,878.1	1,143.4
Depreciation and amortization	436.4	440.5	89.3
Goodwill impairment	-	84.3	1.6
Total operating costs and expenses	7,473.4	8,696.1	3,256.7
Income/(loss) from discontinued operations	443.4	648.7	591.8
Interest income	68.7	62.7	33.70
Interest expense	(51.2)	(122.6)	(80.60)
Gain on restructuring of convertible debt	177.4	—	—
Effect of the News and Zen deconsolidation	629.3	—	—
Income/(loss) from equity method investments	0.2	(6.4)	(0.5)
Other income/(loss), net	134.4	264.1	13.2
Income/(loss) from discontinued operations before income tax expense	1,402.2	846.5	557.6
Income tax expense	351.5	239.1	79.9
Net income from discontinued operations, net of tax	1,050.7	607.4	477.7

Results of discontinued operations for the year ended December 31, 2024 were consolidated until the date of the first closing of the Divestment, at which the Company sold a controlling stake in the Divested Businesses. The Group ceased depreciation and amortization of long-lived assets related to discontinued operations as of March 7, 2024, the date of shareholder approval of the Divestment, upon satisfaction of held-for-sale criteria.

Following the first closing of the Divestment, the Company held a remaining interest of approximately 28% in the Divested Businesses. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. Result of revaluation of the investment in these businesses in the amount of $59.0 was presented within Net income/(loss) from discontinued operations in the consolidated statement of operations.

Substantially all of the Group’s consolidated debt before the Divestment was assumed by the buyer. As a consequence, interest expense incurred in all periods presented was allocated to the results of discontinued operations.

After the Divestment, the Company does not have any continuing involvement in the Divested Businesses.

Acquisitions in 2023

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, the Company entered into an agreement with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V., a mobility joint venture, for consideration in cash of $702.5.

In order to account for the equity ownership changes contemplated by the transaction, the Group reduced the amount of the non-controlling interest and additional paid-in capital by $280.0 and $320.2, respectively, and increased

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

the amount of the accumulated other comprehensive loss by $102.5 (Note 4). After the closing date, no earnings are allocated to the noncontrolling interest.

The transaction related to the Divested Businesses.

Acquisitions and disposals in 2022

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

The non-cash consideration transferred to acquire Delivery Club amounted to $638.7 (RUB 38,620 at exchange rate as of September 12, 2022), representing the fair value of News and Zen. As a result of the News and Zen deconsolidation, a gain in the amount of $629.3 (RUB 38,051 at exchange rate as of September 12, 2022) was recognized for the difference between carrying value and fair value of the net assets of the News and Zen businesses.

The goodwill of $277.8 (RUB 24,919 at exchange rate as of December 31, 2023) related to the Divested Businesses. Results of Delivery Club after acquisition are included in the Group’s net income from discontinued operations in the consolidated statement of operations and goodwill were included in non-current assets of discontinued operations in the consolidated balance sheets as of December 31, 2023.

The transaction related to the Divested Businesses.

4. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2023 and 2024 consisted of the following:

	2023	2024
Cash	75.2	648.1
Cash equivalents:
Bank deposits	—	1,301.0
Money market funds	40.0	500.4
Other cash equivalents	0.9	0.1
Total cash and cash equivalents	116.1	2,449.6

Current expected credit losses for cash and cash equivalents were immaterial for the years ended December 31, 2023 and 2024. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the years ended December 31, 2023 and 2024 were as follows:

	2023	2024
Balance at beginning of period	0.4	0.4
Current period provision for expected credit losses	0.7	1.0
Write-off	(0.7)	(1.3)
Balance at the end of the period	0.4	0.1

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Other Current Assets

Other current assets as of December 31, 2023 and 2024 consisted of the following:

	2023	2024
Security and guarantee deposits for next 12 months	7.2	6.4
Prepaid income tax	3.1	3.1
Deferred expenses	—	2.7
Prepaid other taxes	0.4	1.8
Funds receivable	1.3	1.6
Restricted cash	2.3	0.6
Loans granted to employees	0.7	—
Other	1.7	1.8
Total other current assets	16.7	18.0

Other Non-current Assets

Other non-current assets as of December 31, 2023 and 2024 consisted of the following:

	2023	2024
Prepaid expenses	0.8	5.1
Security and guarantee deposits over next 12 months	—	4.1
Deferred consideration receivable	3.8	3.8
Other	1.0	0.4
Restricted cash	1.1	0.1
Investments in debt securities	4.9	—
Total other non-current assets	11.6	13.5

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2023 and 2024 comprised the following:

	2023	2024
Tax liabilities accrued (Note 12)	—	181.9
Trade accounts payable and accrued liabilities	25.0	21.4
Salary and other compensation expenses payable/accrued to employees	15.7	13.7
Operating lease liabilities, current (Note 8)	9.7	13.3
Unused vacation reserve accrued	4.3	5.2
Other liabilities	1.8	—
Accounts payable, accrued and other liabilities	56.5	235.5

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to activities of TripleTen business.

As of December 31, 2023, total deferred revenue was $6.9, nearly all of which was recognized as revenue during the year ended December 31, 2024. As of December 31, 2024, total deferred revenue increased to $16.5, driven by the overall growth in the Group’s operations.

Interest income

The Group recognized interest income for the years ended December 31, 2022, 2023 and 2024 in the amounts of $1.0, $3.3 and $63.6, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other high liquid financial instruments such as bank deposits with maturities of less than three months, overnight deposits and money market funds.

The accrued interest receivable in the amount of $21.6 as of December 31, 2024 is excluded from the amortized cost basis of financing receivables. The Group did not write-off any accrued interest receivable during the years ended December 31, 2023 and 2024.

Other Income/(Loss), Net

Other income/(loss), net includes foreign exchange losses in the amounts of $2.8 and $17.5 for the years ended December 31, 2023 and 2024, respectively, and a foreign exchange gain of $1.4 for the year ended December 31, 2022.

Income and non-income taxes payable

The income and non-income taxes payable line in the consolidated balance sheets includes income taxes payable in the amount of $2.8 and $0.8 as of December 31, 2023 and 2024, respectively.

Reallocations of Accumulated Other Comprehensive Loss

For the year ended December 31, 2024, the Group reclassified other comprehensive loss in the amount of $2,428.6 from equity to earnings upon deconsolidation of the Divested Businesses (Note 3). Such other comprehensive loss consisted solely of currency translation adjustment directly attributable to the Divested Businesses.

The Group adjusted the carrying amount of accumulated other comprehensive loss by $102.5 for the year ended December 31, 2023, reflecting the acquisition of Uber's remaining interest in MLU B.V. (Note 3). There were no reallocations in the year ended December 31, 2022.

5. INVESTMENTS IN EQUITY SECURITIES AND EQUITY INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the years ended December 31, 2022, 2023 and 2024.

	2022	2023	2024
Balance at the beginning of the year	123.3	19.6	6.4
Share of profit / (loss) in equity method investments	(20.9)	(2.3)	—
Impairment loss	(2.5)	(10.9)	—
Dilution gain from changes in equity interest	9.4	—	—
Reclassification to equity securities	(89.7)	—	—
Total equity method investments	19.6	6.4	6.4

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The Group’s equity method investments as of December 31, 2023 and December 31, 2024 consisted of the investments in venture capital funds.

Investments in non-marketable equity securities and other investments

The Group’s non-marketable equity securities represent investments in privately held companies that do not have readily determinable fair values. As of December 31, 2023, and December 31, 2024, the Group held non-marketable equity securities in the amount of $90.7, which represents the cost under the measurement alternative.

As of December 31, 2023 and December 31, 2024 investments in non-marketable equity securities primarily included an investment of $89.7 in ClickHouse Inc., a company specializing in open-source database management system services. In 2022, the Company lost significant influence over ClickHouse Inc. As a result, the investment is accounted for under the measurement alternative, recorded at its initial cost less impairment, with the initial cost determined on the date of transfer from the equity method.

For the years ended December 31, 2022, 2023, and 2024, the Group recorded impairment and downward adjustments of $7.7, nil, and nil, respectively, for non-marketable equity securities measured under the measurement alternative.

6. FAIR VALUE MEASUREMENTS

The fair value of the Group financial assets and liabilities as of December 31, 2023 and 2024 approximates their carrying value.

Investments measured at fair value on a recurring basis

Cash and cash equivalents, including term deposits and money market funds, are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on quoted prices for identical assets in active markets or on inputs derived from quoted prices for similar instruments in active markets.

Debt securities are classified as Level 2 within the fair value hierarchy, as their fair value is determined using quoted market prices when available or through alternative pricing sources and models that rely on market-observable inputs.

Investments measured at fair value on a nonrecurring basis

The Group’s non-marketable equity securities represent investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. During the years ended December 31, 2023, and December 31, 2024, all non-marketable equity securities were remeasured due to impairment and primarily classified as Level 3 investments.

Loans granted to employees

The Group assesses the fair value of loans granted for disclosure purposes. The carrying amount of these loans closely approximates their fair value.

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the years ended December 31, 2022, 2023 and 2024.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

7. PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2023 and 2024 consisted of the following:

	2023	2024
Server and network equipment	305.7	794.9
Infrastructure systems	63.1	63.1
Land, land rights and buildings	50.3	48.5
Other equipment	12.0	13.0
Assets not yet in use	1.9	163.9
Total	433.0	1,083.4
Less: accumulated depreciation	(304.8)	(236.4)
Total property and equipment	128.2	847.0

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment for the years ended December 31, 2022, 2023 and 2024 amounted to $26.9, $27.9 and $75.4 respectively.

8. LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are operating leases. The Group’s leases have remaining lease terms of 1 to 5 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise operating lease costs, which are disclosed in the consolidated statements of cash flows.

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	2023	2024
Operating leases
Operating lease right-of-use assets	18.7	45.0
Operating lease liabilities – current (Note 4)	9.7	13.3
Operating lease liabilities – non-current	9.7	30.3
Total operating lease liabilities	19.4	43.6

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Maturities of lease liabilities as of December 31, 2024 were as follows:

Operating
Leases
Year ended December 31,
2025	15.1
2026	9.1
2027	8.8
2028	8.3
2029	6.3
Thereafter	—
Total lease payments	47.6

Less imputed interest	(4.0)
Total	43.6

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Operating leases	2.8	4.1	3.3%	4.0%

As of December 31, 2024, the Group had additional operating leases that have not yet commenced of $168.0. These operating leases will commence in accordance with lease terms of up to 9 years.

9. INTANGIBLE ASSETS

Intangible assets, net of amortization, as of December 31, 2023 and 2024 consisted of the following:

	As of December 31, 2023			As of December 31, 2024
	Gross	Less: accumulated	Net	Gross	Less: accumulated	Net	Weighted-average
	carrying	amortization and	carrying	carrying	amortization and	carrying	remaining
	amount	impairment	amount	amount	impairment	amount	useful life
							(in years)
Technologies and licenses	5.7	(2.7)	3.0	6.4	(3.7)	2.7	1.6
Assets not yet in use	1.2	—	1.2	2.2	—	2.2
Total intangible assets	6.9	(2.7)	4.2	8.6	(3.7)	4.9

Amortization expenses of intangible assets for the years ended December 31, 2022, 2023 and 2024 were $0.6, $1.4 and $1.9, respectively.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of December 31, 2024 was as follows:

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Other
intangible
assets

2025	1.9
2026	0.6
2027	0.2
Thereafter	—
Total	2.7

10. INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws.

Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the years ended December 31, 2022, 2023 and 2024.

Income tax provision related to the Group’s continuing operations for the years ended December 31, 2022, 2023 and 2024 consisted of the following:

	2022	2023	2024
Current tax benefit - Netherlands	—	—	(2.0)
Current tax expense - other	3.6	3.6	4.4
Total current tax expense	3.6	3.6	2.4
Deferred tax benefit - other	(2.5)	(1.5)	(2.9)
Total deferred tax benefit	(2.5)	(1.5)	(2.9)
Total income tax expense	1.1	2.1	(0.5)

The components of loss before income tax expense for the years ended December 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
Loss before income tax expense - Netherlands	(64.3)	(193.4)	(312.1)
Loss before income tax expense - other	(114.6)	(146.0)	(81.9)
Total loss before income tax expense	(178.9)	(339.4)	(394.0)

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income/(loss) before income taxes reconciled to the reported amount of income tax expense was as follows for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
Expected income at Dutch statutory income tax rate of 25.8%	(46.2)	(87.6)	(101.7)
Effect of:
Allocation of expenses from legal entities of disposed businesses	37.1	24.6	—
Non-deductible share-based compensation	2.5	7.5	5.2
Other expenses not deductible for tax purposes	1.4	18.3	8.1
Non-taxable inter-company dividends distribution	—	(5.7)	(7.9)
Difference in foreign tax rates	0.9	5.4	3.6
Change in valuation allowance	4.1	38.9	93.0
Other	1.3	0.7	(0.8)

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Income tax expense	1.1	2.1	(0.5)

Movements in the valuation allowance were as follows:

	2022	2023	2024
Balance at the beginning of the period	(22.3)	(26.4)	(85.8)
Charged to expenses	(4.1)	(38.9)	(93.0)
Foreign currency translation adjustment	—	—	—
Other	—	(20.5)	—
Balance at the end of the period	(26.4)	(85.8)	(178.8)

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and carryforwards gave rise to the following deferred tax assets and liabilities as of December 31, 2023 and 2024:

	2023	2024
Assets/(liabilities) arising from the tax effect of:
Deferred tax asset
Accrued expenses	2.6	2.3
Net operating loss carryforward	43.0	107.2
Intangible assets	14.6	49.3
Property and equipment	11.4	19.0
Operating lease liabilities	2.0	10.1
Other	23.1	9.9
Total deferred tax asset	96.7	197.8
Valuation allowance	(85.8)	(178.8)
Total deferred tax asset, net of valuation allowance	10.9	19.0
Deferred tax liability
Property and equipment	(0.3)	(0.1)
Intangible assets	(0.1)	—
Deferred expenses	(0.6)	—
Operating lease assets	(2.6)	(10.5)
Other	(1.4)	(0.6)
Total deferred tax liability	(5.0)	(11.2)
Net deferred tax asset	5.9	7.8

As of December 31, 2024, the Company had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of $79.0, which can be carried forward indefinitely. However, losses can only be fully deducted (on an annual basis) up to an amount of EUR 1 million plus 50% of the taxable profit that exceeds EUR 1 million.

As of December 31, 2024, the Dutch entities of the Group (other than the Company) also had NOLs for Dutch income tax purposes in the amount of $252.9.

NOLs for other jurisdictions income tax purposes amounted to $104.0 as of December 31, 2024 and related mostly to the USA, where such losses can be carried forward indefinitely.

The tax years 2021 – 2024 remain open for examination by the Dutch tax authorities with respect to the Company and Dutch subsidiaries.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

11. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Group has entered into purchase commitments for power and utilities of rented data center facilities (co-location agreements) with future payments (net of VAT) amounting to $5.9 in 2025, $6.0 in 2026, $6.2 in 2027, $6.4 in 2028 and $4.9 in 2029 and thereafter. The Group has no material purchase commitments for other goods and services.

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

As of December 31, 2024, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business with related claims amounting to $4.5 (nil as of December 31, 2023). The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters. These amounts do not include amounts related to discontinued operations.

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of December 31, 2024, the Group accrued  $181.9 (nil as of December 31, 2023) for contingencies related to non-income taxes, as a component of account payable, accrued and other liabilities in the consolidated balance sheets. The amount primarily consists of dividend withholding tax of $180.9 payable in connection with the portion of the consideration for the Divested Businesses that was received in the form of the Company’s Class A shares. The acquisition of such shares by the Company is treated as a repurchase by the Company of its own shares for Dutch tax purposes, which would be subject to withholding tax at a rate of 15%, unless the shares so acquired qualify as "temporary investments". Based on the Company’s use of a portion of these shares in 2024 for financing purposes (Note 13) and the Company’s equity incentive program, as of December 31, 2024 the Company has accrued a contingent tax liability in respect of approximately 117 million Class A shares.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of December 31, 2024, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $1.5  (nil as of December 31, 2023).

Environment and Current Economic Situation

In 2024, after the completion of the Divestment (Note 1, Note 3) the Group had principal operations in the Netherlands and the United States, alongside a number of smaller, early-stage operations in other international regions.

The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, potential tariffs and other trade restrictions, supply chain constraints in semiconductor components, regulatory shifts impacting the technology and AI infrastructure sectors, changes in interest rates, instability in the global credit markets, geopolitical conflicts in Europe and the Middle East, and related market uncertainty. While inflation has fallen in most major economies over the last year, the risk of renewed inflationary pressures and the resulting impact on economic growth remains. The Company will continue to actively monitor and respond accordingly to the macroeconomic environment.

Following the completion of the Divestment, the Company no longer has exposure to the risks and uncertainties associated with the operations of the Divested Businesses. As of December 31, 2024 none of the Group’s current subsidiaries are restricted from remitting funds in the form of cash dividends or loans.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

12. CONVERTIBLE DEBT

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 at par. The net proceeds to the Group from the sale of the Notes were $1,237.0.

On March 7, 2022, the Notes’ delisting event condition was triggered as a result of the trading of the Company’s Class A shares on Nasdaq having been suspended for at least five trading days. This resulted in the holders of the Notes having the right to require the redemption of their Notes at par in the full amount of $1,250.0, plus accrued interest.

In June 2022, the Group completed the repurchase of 93.2% in aggregate principal amount of the Notes and accounted for the modification of all the Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the Notes originally issued. The consideration for such repurchase consisted of cash in an amount equal to 70% of the principal amount of the Notes, plus the delivery of an aggregate of approximately 5.6 million Class A shares (the “Settlement Shares”).

Having considered all relevant circumstances, including indicators of financial difficulties and the amendment of the terms of the Notes, the Group accounted for the modification of the Notes as a troubled debt restructuring as defined by ASC 470. In June 2022, the Group recognized a gain of $177.4 and a related income tax expense in the amount of $13.1 as the difference between the carrying value of all the Notes and the fair value of the purchase price paid and payable, including the cash component and share consideration. The Group’s remaining obligation in respect of the Settlement Shares was reflected as additional paid-in capital in the consolidated balance sheets. In accordance with the reporting requirements of ASC 470, the Group measured the fair value of the Settlement Shares with reference to its publicly quoted share price (Level 1 of the fair value hierarchy). The effect of the gain, related tax expense and interest expense are presented within net income from discontinued operations in the consolidated statement of operations, because the proceeds from the debt were used entirely for the purposes of financing the operations of the Divested Businesses.

The remaining cash consideration for Notes amounts to $6.8 and $6.1 as of December 31, 2023 and 2024 respectively.

13. SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

●	Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.
●	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.
●	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to 1% of the nominal value of such Class C shares in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by the Nebius Group Conversion Foundation (Stichting Nebius Group Conversion). The Nebius Group Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. The Nebius Group Conversion Foundation is managed by a board of directors appointed by the Company.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

On September 21, 2009, the Company issued a Priority Share. On March 7, 2024, the Meeting of Holders of Class A Ordinary Shares and the Extraordinary General Meeting of Shareholders of the Company approved the cancellation of the Priority Share.

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2023			December 31, 2024
	Shares	EUR	USD	Shares	EUR	USD
Authorized:	574,887,317			574,887,316
Priority share	1			—
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			37,138,658
Class C ordinary shares	37,748,658			37,748,658
Issued and fully paid:	362,040,945	€6.8	$9.2	362,040,944	€6.8	$9.2
Priority share	1	—	—	—	—	—
Class A ordinary shares	326,342,270	3.2	4.3	326,342,270	3.2	4.3
Class B ordinary shares	35,698,674	3.6	4.9	35,698,674	3.6	4.9
Class C ordinary shares	—	—	—	—	—	—

Class C shares held in treasury were not disclosed as such due to the technical nature of this class of shares.

The Company issued a total of 2,541,791 new Settlement Shares in September 2022 and October 2022 in connection with the Convertible Notes (Note 12). In 2024, an additional 3,046,129 Settlement Shares were transferred to former noteholders from treasury.

In May 2024 and July 2024, the Company received in aggregate 162,485,725 of its Class A shares as part of the consideration for the Divestment (Note 3). Following the completion of the Divestment, such shares are held in treasury. Treasury stock was accounted for under the weighted-average cost method.

In December 2024, the Company sold 33,333,334 Class A ordinary shares at a price of $21.00 per share in a private placement. The aggregate net proceeds to the Company of $667.5 were accounted against treasury shares at cost and the difference between the selling price and the weighted-average price per Class A share held in treasury was accounted in additional-paid-in capital.

As of December 31, 2024 the Company has 235,753,600 ordinary shares outstanding, consisting of 200,054,926 Class A shares and 35,698,674 Class B shares. The Company also has an additional 126,287,344 Class A shares issued and held in treasury.

14. SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

On August 15, 2024, the Annual General Meeting of Shareholders of the Company (the “AGM”) approved the amendment and restatement of the Company’s Equity Incentive Plan and renamed it the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the “Plan”). Among other things, the AGM also approved the extension of the term of the Plan for a further ten-year period and an increase in the number of shares available under the Plan. The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. The maximum number of Company shares available under the Plan is 30,000,000 Class A shares. RSUs entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. Options entitle the holder to purchase a Class A share at a specified exercise price. PSUs entitle the recipient to receive a number of Class A shares at no cost based on the satisfaction of both time-based and performance-based criteria. In 2024, upon completion of the Divestment (Note 3), all outstanding PSUs grants were forfeited, as the performance criteria set out in such awards were no longer relevant for the activities of the Group after the Divestment. No dividends or dividend equivalents are

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

granted in connection with options or share appreciation rights and any dividend equivalents or dividends granted in connection with RSUs will only vest and be paid to the extent the underlying award vests and is paid.

Under the Plan, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of the Plan, “fair market value” means (A) at any time when the Company’s shares are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares are publicly traded, (i) in the case of RSUs the closing price per Class A share (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination; and (ii) in the case of share options and SARs, the average closing price per Class A share on the 20 trading days immediately following the date of determination. Share-Based Awards granted under the Plan generally vest over a four-year period with four-sixteenths (4/16) of such awards vesting on the last day of the 12th full calendar month following the date of grant, and an additional one-sixteenth (1/16) of such awards vesting on the last day of each third full calendar month thereafter. The maximum term of a Share-Based Award granted under the Plan may not exceed ten years. The Plan expires at midnight on August 14, 2034, as amended. After its expiration, no further grants can be made under the Plan but the vesting and effectiveness of Share-Based Awards previously granted will remain unaffected.

The Group estimates the fair value of share options using the BSM pricing model. No share option grants were made in the years ended December 31, 2022, 2023 and 2024.

The Group estimates the fair value of Synthetic Options and Business Unit Equity Awards and PSUs using the Monte-Carlo or BSM pricing models. The assumptions used in the Monte-Carlo and BSM pricing models in the years ended December 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
Business unit’s expected annual volatility	30.9 - 75.2%	30.5 - 86.0%	64.2 - 74.4%
Risk-free interest rate	1.54 - 8.83%	9.11-12.78%	13.05%

The Company’s expected annual volatility used in the Monte-Carlo pricing model were in the range of 47.0 to 51.4% in the year ended December 31, 2022.

The Group used the following assumptions in the BSM and Monte-Carlo pricing models when valuing its Share-Based Awards:

●	Expected volatility. For share options and PSUs grants, the Group used historical volatility of the Company’s own shares. For synthetic options and business unit equity awards grants, the Group calculated the estimated volatility rates based on the volatilities of common stock of comparable companies in business units’ industries.
●	Expected term. For BSM pricing model calculation the expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Group over the expected life of the award as a percentage of the share price at the grant date. The Group did not declare any dividends with respect to 2022, 2023 or 2024. Because options were generally compensated for dividends and the Group has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its pricing models in the years ended December 31, 2022, 2023 and 2024.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

●	Risk-free interest rate. The Group used the risk-free interest rates based on the U.S. Treasury yield curve or the Russian government bond zero coupon yield curve in effect at the grant date.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
Restricted Share Units (“RSUs”)	261.0	249.9	96.6
Synthetic Options and Business Unit Equity Awards	49.5	108.4	28.5
Share options	5.5	4.0	1.0
Performance Share Units (“PSUs”)	2.6	0.6	(8.4)
RSUs in respect of the Avride Group	4.3	5.1	2.6
Other	37.3	2.0	—
Total share‑based compensation expenses	360.2	370.0	120.3

Share-based compensation expense is recognized in respect of the awards granted to employees of both continuing and discontinued operations. For the years ended December 31, 2022, 2023 and 2024 the Group recognized share-based compensation expense in relation to employees directly attributable to the operations of the Divested Businesses in the amount of $ 350.6, $ 338.7 and $ 63.7 respectively. Share-based compensation expenses for the employees of retained businesses amounts to $ 9.6, $ 31.3 and $ 56.6 for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table summarizes awards activity for the Company:

	Share Options		SARs		RSUs		PSUs
		Weighted		Weighted		Weighted		Weighted
		average exercise		average exercise		average exercise		average exercise
	Quantity	price per share	Quantity	price per share	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2023	2,895,300	$44.32	75,000	$32.85	7,025,015	—	171,979	—
Granted	—	—	—	—	9,079,326	—	—	—
Exercised	—	—	—	—	(283,870)	—	—	—
Forfeited	(561,423)	48.04	—	—	(53,507)	—	(171,979)	—
Effect of the Divestment (Note 3)	—	—	—	—	(6,102,469)	—	—	—
Cancelled	(1,157,131)	46.91	—	—	(197,881)	—	—	—
Outstanding as of December 31, 2024	1,176,746	$40.00	75,000	$32.85	9,466,614	—	—	—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2024:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$40.00	Option	1,176,746	2.11	12.3	1,176,746	2.11	12.3
Total Share options		1,176,746	2.11	12.3	1,176,746	2.11	12.3
$32.85	SARs	75,000	—	—	75,000	—	—
Total SARs		75,000	—	—	75,000	—	—
Total RSUs	RSU	9,466,614	9.29	—	451,572	4.95	—
Total Share options, SARs and RSUs		10,718,360	8.44	12.3	1,703,318	2.75	12.3

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The following table summarizes information about unvested share awards:

	Share Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value	Quantity	Fair Value
Unvested as of December 31, 2023	593,923	$20.82	801,354	$50.77	171,979	$97.51
Granted	—	—	9,079,326	20.21	—	—
Vested	(32,500)	27.05	(238,221)	36.47	—	—
Forfeited	(561,423)	20.46	(53,507)	40.99	—	—
Effect of the Divestment (Note 3)	—	—	(573,910)	48.79	—	—
Cancelled	—	—	—	-	(171,979)	97.51
Unvested as of December 31, 2024	—	$—	9,015,042	$20.54	—	$—

In March 2022 and January 2023 the Company offered holders of Nebius Group N.V. RSUs granted under the Plan an opportunity to exchange the portion of outstanding awards that would otherwise have vested during 2022 and 2023 in exchange for cash bonuses. The replacement cash payments were payable in accordance with the original vesting schedules in respect of the exchanged RSUs. Equity awards in respect of an aggregate of approximately 3.3 and 2.7 million RSUs were exchanged in March 2022 and January 2023 respectively. The exchanges were accounted for as a modification of equity awards, resulting in additional share-based compensation expense recognized in the years ending December 31, 2022 and 2023 in amount of $53.1 and $88.9, respectively.

In December 2023, such offer was further extended to the employees of Divested Businesses, covering the respective vestings for 2024 and 2025. Equity awards in respect of an aggregate of approximately 1.3 million RSUs were exchanged in December 2023.

During 2024, on a quarterly basis, the Company offered to holders of RSUs granted under Plan an opportunity to exchange the portion of outstanding awards that would otherwise have vested during 2024 in exchange for cash bonuses. The offer was aimed at employees directly attributable to the retained businesses. Equity awards in respect of an aggregate of approximately 0.2 million RSUs were exchanged. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense recognized in the year ending December 31, 2024 in the amount of $5.4. The accrued liability associated with the replacement cash payment in the amount of $0.4 is included in accounts payable, accrued and other liabilities in the consolidated balance sheets as of December 31, 2024.

As of December 31, 2024, there was $148.4 of unamortized share-based compensation expense related to unvested RSUs which is expected to be recognized over a weighted average period of 3.69 years.

Synthetic Options and Business Unit Equity Awards

The Company granted share-based awards to the employees of several business units, comprised of a synthetic option award in respect of the relevant business unit (“Synthetic Options” and “Business Unit Equity Awards”) and a linked RSU award. Synthetic Options and Business Unit Equity Awards entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares or cash.

The following table summarizes awards activity for the Group:

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

	Synthetic Options and Business Units Equity Awards
		Weighted
		average exercise
	Quantity	price per share
Outstanding as of December 31, 2023	5,314,746	$16.9
Granted	34,138	—
Vested	(483,442)	3.4
Forfeited	(56,866)	24.0
Effect of the Divestment (Note 3)	(4,578,455)	17.4
Cancelled	(209,091)	50.8
Outstanding as of December 31, 2024	21,030	$42.8

The following table summarizes information about unvested share awards:

	Synthetic Options and Business Units Equity Awards
		Weighted
		Average Grant
	Quantity	Date Fair Value
Unvested as of December 31, 2023	2,650,245	$22.8
Granted	34,138	44.9
Vested	(354,307)	22.4
Forfeited	(56,866)	15.3
Effect of the Divestment (Note 3)	(2,181,825)	21.5
Cancelled	(91,386)	45.8
Unvested as of December 31, 2024	—	$—

Synthetic Options and Business Unit Equity Awards were granted in respect of the Divested Businesses. There were no unvested awards and unamortized share based compensation expense related to Synthetic Options and Business Units Equity Awards as of December 31, 2024.

The following table summarizes information about outstanding and exercisable awards as of December 31, 2024:

	Awards Outstanding		Awards Exercisable
		Average		Average
		Remaining		Remaining
	Number	Contractual	Number	Contractual
	outstanding	Life (in years)	exercisable	Life (in years)
Total Synthetic Options and Business Units Equity Awards	21,030	0.47	21,030	0.47

As of December 31, 2024, the Group recognized its obligation to settle the Synthetic Options and Business Units Equity Awards as a liability based on past practice of settlements in cash. The accrued liability associated with the settlement of Synthetic Options and Business Units Equity Awards in cash amounted to $ 117.6 and $ 1.0 as of December 31, 2023 and 2024, respectively. As of December 31, 2023 the liability represents mostly a current liability of discontinued operations.

Avride Group 2021 Equity Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. Under the Avride Plan, Avride may grant equity-based awards, including restricted share unit awards, in respect of Avride. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of Avride approved the grant of an aggregate of 2,132,749 Avride RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally,

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

Avride RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes Avride RSUs awards activity for the Group:

	Avride RSUs
		Weighted
		average exercise
	Quantity	price per share
Outstanding as of December 31, 2023	2,075,533	$—
Cancelled	(906,904)	—
Outstanding as of December 31, 2024	1,168,629	$—

The following table summarizes information about outstanding and exercisable awards as of December 31, 2024:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
	award	outstanding	Life (in years)	exercisable	Life (in years)
Total Avride RSUs	RSU	1,168,629	6.14	1,123,586	6.12

The following table summarizes information about unvested share awards:

Avride RSUs
Quantity
Unvested as of December 31, 2023	241,037
Vested	(182,604)
Forfeited	(13,391)
Unvested as of December 31, 2024	45,042

As of December 31, 2024, the unamortized share based compensation expense related to Avride B.V. RSUs is expected to be recognized over a weighted average period of 2.08 years.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

15. INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (“CODM”) is the management committee, consisting of the Group’s Chief Executive Officer and Chief Operating Officer. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group’s CODM evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation and amortization, adjusted for other non-recurring items (“Adjusted EBITDA”).

In 2024, the Company sold all of the Group’s businesses in Russia and related businesses in certain international markets (Note 3). In 2024, following the completion of the Divestment, the Group introduced the following changes to its reporting segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2023, in order to reflect the new operational structure of the retained businesses:

●	All operating segments previously reported were reclassified into the results of discontinued operations;
●	The Group introduced four new operating segments that constitute the Group’s activities after the Divestment: Nebius, Avride, Toloka and TripleTen. Their operations were previously part of Other Business Units and Initiatives.

These changes have been applied retroactively to all periods presented. Reportable segments derive revenues from the following services:

●	Nebius offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications. This segment also includes the operations of the Group’s proprietary data center in Finland;
●	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots;
●	Toloka offers data solutions for AI model training, evaluation and development; and
●	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

The table below presents Revenue, Adjusted EBITDA loss, and expense information about the Group’s operating segments:

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

	Year ended December 31,
	2022	2023	2024
Revenues:
Nebius	0.5	9.6	68.3
Avride	0.3	—	0.3
Toloka	10.5	11.1	26.4
TripleTen	2.2	8.2	28.8
Total segment revenues	13.5	28.9	123.8
Eliminations	—	(8.0)	(6.3)
Total revenues	13.5	20.9	117.5
Adjusted EBITDA:
Nebius	(43.9)	(134.1)	(128.5)
Avride	(22.6)	(69.6)	(67.0)
Toloka	(22.3)	(42.1)	(40.1)
TripleTen	(35.7)	(37.0)	(30.8)
Total segment adjusted EBITDA loss	(124.5)	(282.8)	(266.4)
Supplemental information about segment expenses:
Nebius:
Employee compensation expenses	7.5	107.1	136.3
Corporate Functions Expenses (excl. personnel costs)	14.1	17.2	24.4
Other costs and expenses	22.8	19.4	36.1
Total Nebius costs and expenses	44.4	143.7	196.8
Avride
Employee compensation expenses	12.4	48.1	46.9
Other costs and expenses	10.5	21.5	20.4
Total Avride costs and expenses	22.9	69.6	67.3
Toloka:
Employee compensation expenses	3.3	38.4	40.8
Other costs and expenses	29.5	14.8	25.7
Total Toloka costs and expenses	32.8	53.2	66.5
TripleTen:
Employee compensation expenses	3.5	21.6	26.4
Other costs and expenses	34.4	23.6	33.2
Total TripleTen costs and expenses	37.9	45.2	59.6

Employee compensation expenses include the costs of both employees directly involved in activities of reporting segments, as well as allocated personnel expenses related to corporate back-office operations; expenses of other corporate functions primarily benefit the Nebius reporting segment as the Group’s core business and are allocated to that segment. Other costs and expenses of all reporting segments include marketing and advertising activities, as well as allocated office utilities costs. In addition, Nebius other cost and expenses include costs of operation and co-location of data center facilities and the electricity, utility and maintenance costs in data centers. Toloka’s other costs and expenses include direct costs of expert contractors and crowdsourcing costs.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense was as follows:

	Year ended December 31,
	2022	2023	2024
Total segment adjusted EBITDA loss	(124.5)	(282.8)	(266.4)
Less: depreciation and amortization	(27.5)	(29.3)	(77.3)
Less: certain SBC expense	(6.0)	(12.9)	(44.9)
Less: one-off restructuring and other expenses	—	(2.5)	(52.1)
Add: interest income	1.0	3.3	63.6
Less: loss/(income) from equity method investments	(14.0)	(10.9)	0.4
Less: other loss, net	(7.9)	(4.3)	(17.3)
Net loss before income taxes	(178.9)	(339.4)	(394.0)

Revenue disaggregated by geography, based on the legal or invoicing addresses of our customers, indicates that more than 50% is generated from customers based in the United States.

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, intangibles assets, net and operating lease assets:

	As of December 31,
	2023	2024
Long-lived assets:
The Netherlands	67.0	764.6
United States	3.9	71.0
Finland	56.9	52.3
Rest of the world	23.3	9.0
Total long-lived assets	151.1	896.9

16. RELATED-PARTY TRANSACTIONS

In 2021, the Group obtained a noncontrolling interest and exercised significant influence over ClickHouse, Inc. The Group considered technical support services received from ClickHouse, Inc. in the amount of $0.6 for the year ended December 31, 2022 as transactions with a related party. As of December 31, 2022, ClickHouse Inc. ceased to be a related party of the Group as a result of the loss of significant influence by the Group.

17. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As disclosed in Note 1, the Company restated its prior period financial statements and the accompanying notes for the presentation of discontinued operations and change in reporting currency. Additionally, the Company made certain adjustments to correct the identified immaterial discrepancies as of December 31, 2023 primarily related to the Group's continuing operations.

The Company evaluated the materiality of the impact on the financial statements quantitatively and qualitatively and concluded it was not material to any of the affected periods. Consolidated revenues are not affected. Therefore, the Company revised its previously issued consolidated financial statements for the year ended December 31, 2023.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The following table presents the impact of corrections on affected consolidated balance sheet line items as of December 31, 2023:

	As of December 31, 2023
	As previously
	reported	Adjustment	As revised
Selected Balance Sheets Data:
Accounts receivable	4.6	(0.5)	4.1
Prepaid expenses	21.4	(4.8)	16.6
VAT reclaimable	16.1	(10.7)	5.4
Other current assets	16.9	(0.2)	16.7
Current assets from discontinued operations	3,286.2	3.3	3,289.5
Total current assets	3,466.4	(12.9)	3,453.5
Property and equipment	132.5	(4.3)	128.2
Intangible assets	4.6	(0.4)	4.2
Deferred tax assets	3.9	2.0	5.9
Total non-current assets	5,304.3	(2.7)	5,301.6
Total assets	8,770.7	(15.6)	8,755.1
Accounts payable, accrued and other liabilities	59.2	(2.7)	56.5
Income and non-income taxes payable	11.9	(2.7)	9.2
Deferred revenue	7.4	(0.5)	6.9
Total current liabilities	3,876.3	(5.9)	3,870.4
Total liabilities	5,467.1	(5.9)	5,461.2

Accumulated other comprehensive income	(2,365.3)	(2.2)	(2,367.5)
Retained earnings	3,866.9	(7.5)	3,859.4
Total equity attributable to Nebius Group N.V.	3,303.4	(9.7)	3,293.7
Total shareholders’ equity	3,303.6	(9.7)	3,293.9
Total liabilities and shareholders' equity	8,770.7	(15.6)	8,755.1

The following table presents the impact of corrections on affected consolidated statements of operations line items for the year ended December 31, 2023:

	Year ended December 31, 2023
	As previously
	reported	Adjustment	As revised
Selected Statements of Operations Data:
Cost of revenues	30.7	1.2	31.9
Product development	111.6	0.7	112.3
Sales, general and administrative	173.1	1.8	174.9
Depreciation and amortization	27.8	1.5	29.3
Total operating costs and expenses	343.2	5.2	348.4
Loss from operations	(322.3)	(5.2)	(327.5)
Other loss, net	(3.4)	(0.9)	(4.3)
Net loss before income taxes	(333.3)	(6.1)	(339.4)
Income tax expense / (benefit)	2.4	(0.3)	2.1
Net loss from continuing operation	(335.7)	(5.8)	(341.5)
Net income/(loss)	271.7	(5.8)	265.9
Net income/(loss) attributable to Nebius Group N.V.	247.1	(5.8)	241.3

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

The following table presents the impact of corrections on affected consolidated statements of comprehensive income/(loss) line items for the year ended December 31, 2023:

	Year ended December 31, 2023
	As previously
	reported	Adjustment	As revised
Selected Statements of Comprehensive Income Data:
Net income/(loss)	271.7	(5.8)	265.9
Foreign currency translation adjustment	(1,112.4)	(2.2)	(1,114.6)
Total comprehensive loss	(943.2)	(8.0)	(951.2)
Total comprehensive loss attributable to Nebius Group N.V.	(908.2)	(8.0)	(916.2)

The following table presents the impact of corrections on affected сonsolidated statements of cash flows line items for the year ended December 31, 2023:

	Year ended December 31, 2023
	As previously
	reported	Adjustment	As revised
Selected Statements of Cash Flows Data:
Net loss from continuing operations	(335.7)	(5.8)	(341.5)
Depreciation of property and equipment	26.6	1.3	27.9
Amortization of intangible assets	1.2	0.2	1.4
Deferred income tax expense/(benefit)	—	(1.5)	(1.5)
Foreign exchange gains	1.8	1.0	2.8
Other	(0.2)	1.0	0.8
Changes in operating assets and liabilities excluding the effect of acquisitions and divestitures:
Accounts receivable	1.6	0.5	2.1
Prepaid expenses	(13.3)	4.8	(8.5)
Accounts payable, accrued and other liabilities and non-income taxes payable	12.1	(5.4)	6.7
Deferred revenue	2.8	(0.5)	2.3
Other assets	(8.2)	0.2	(8.0)
VAT reclaimable	(9.7)	10.7	1.0
Net cash used in operating activities – continuing operations	(271.6)	6.5	(265.1)
Net cash provided by operating activities – discontinued operations	1,098.2	(3.3)	1,094.9
Net cash provided by operating activities	826.6	3.2	829.8
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(99.4)	(3.2)	(102.6)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(109.3)	—	(109.3)

The impacts of the revisions have been reflected throughout the accompanying consolidated financial statements, including the applicable notes, as appropriate.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(in millions of U.S. dollars (“$”), except share and per share data)

18. SUBSEQUENT EVENTS

Payment of withholding tax on shares received as part of consideration for the Divestment

In February 2025, the Company filed declarations for dividend withholding tax to the Dutch tax authorities and subsequently paid EUR 173.7 million ($181.5 million at the exchange rate on the date of payment). The amount paid related to the treatment of a portion of the Class A shares received as partial consideration for the Divestment as a repurchase of shares, and corresponds to the contingent liability reflected in the Company’s balance sheets as of December 31, 2024, as disclosed in Note 11 “Commitments and Contingencies”.

Incorporation of Avride Holding Inc and updated Avride Group Equity Incentive Plan

On February 27, 2025, the Company effected a corporate reorganization of the Avride group, pursuant to which Avride Holding Inc., a Delaware corporation and subsidiary of Nebius Group N.V., became the intermediate holding company of the Avride group.

On March 6, 2025, the board of directors of Avride Holding Inc. authorized and approved the adoption of a new Avride Employee Stock Incentive Plan ("Avride ESOP"), a participating subsidiary plan under the Company’s Amended and Restated Equity Incentive Plan. The Avride ESOP authorizes the grant of equity awards in respect of up to 7,926,674 shares of common stock of Avride Holding Inc. (representing 20% of the fully diluted share capital of Avride Group Inc).

These events did not result in any effect on the Company’s consolidated financial statements for the year ended December 31, 2024.

Grant of share options to senior management personnel

In April 2025 the Company’s Board of Directors approved the grant of “premium-priced” share options in respect of 2,000,000 Class A shares to each of three members of senior management at an exercise price of $100 per share. These awards are intended to incentivize exceptional long-term performance and drive exceptional growth in shareholder value. The awards vest quarterly over four years from January 1, 2025, and once vested will remain exercisable for up to ten years, including in the case of termination other than for cause or good reason.

PART III.

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements.

See the financial statements beginning on page F-1.

Item 19. Exhibits.

Exhibit Number		Description of Document
1.1	†	Articles of Association, as amended as of August 2024.
2.1	†	Description of Capital Stock
2.2	†	Nebius Group N.V. Amended and Restated Equity Incentive Plan
4.1	*

Share Purchase Agreement in relation to International Joint Stock Company “Yandex” dated as of February 4, 2024, between Nebius Group N.V. (f/k/a Yandex N.V.) and Closed-end Mutual Investment Fund “Consortium First” (under the trust management of Joint Stock Company Solid Management) (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 26, 2024)

4.2	*

Deed of Amendment dated as of March 28, 2024, in relation to Share Purchase Agreement in relation to International Joint Stock Company “Yandex” dated as of February 4, 2024, between Nebius Group N.V. (f/k/a Yandex N.V.) and Closed-end Mutual Investment Fund “Consortium First” (under the trust management of Joint Stock Company Solid Management) (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 26, 2024)

4.3	*

Deed of Undertaking dated as of February 4, 2024, between Nebius Group N.V. (f/k/a Yandex N.V.) and International Joint Stock Company “Yandex” (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 26, 2024)

4.4	*	Form of Investor Agreement (incorporated by reference to Exhibit 99.3 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on December 2, 2024)
8.1	†	Principal Subsidiaries
11	†	Insider Trading Policy
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	†	Consent of Reanda Audit & Assurance B.V. – Audit, Independent Registered Public Accounting Firm
15.2	†	Consent of Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm
16.1	†	Letter from Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm
99.1	†	Report of Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm, with respect to IJSC “Yandex” as of and for the period ending May 16, 2024
99.2	†	Consent of Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm
101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2024, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2022, 2023 and 2024, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2023 and 2024, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2023 and 2024, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2022, 2023 and 2024, and (vi) Notes to Consolidated Financial Statements

104		Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

†     Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Nebius Group N.V.
By:	/s/ Ron Jacobs

	Name:	Ron Jacobs
	Title:	Chief Financial Officer

Date: April 30, 2025