Form 20-F
period 2025-12-31
Nebius Group N.V.
filed 2026-04-30
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

General Counsel

Schiphol Boulevard 165

Schiphol 1118 BG, The Netherlands

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

Title of each class	Number of shares outstanding
Class A	219,465,088
Class B	33,551,883

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(1) Excluding 69,023,973 Class A shares held in treasury.

In this Annual Report on Form 20-F (this “Annual Report”), references to “Nebius Group,” the “company,” “we,” “us,” or similar terms are to Nebius Group N.V. and, as the context requires, its consolidated subsidiaries.

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

In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include those described in the section headed “Risk Factors”, including our ability to:

●	obtain sufficient financing and manage our liquidity and capital resources to support our operations and growth;
●	successfully identify, develop and bring online additional data center capacity on a timely and cost-effective basis, including securing suitable sites and access to power;
●	implement and maintain effective internal control over financial reporting;
●	manage supply chain risks and secure required equipment, hardware, materials and services on acceptable terms;
●	compete effectively in a dynamic and competitive market while generating sustained customer demand; and
●	manage dependence on key vendors and adapt to technological change.

Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Our actual results of operations may also differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under Part I, Item 3.D. “Risk Factors” and elsewhere in this Annual Report.

All information in this Annual Report is as of April 30, 2026, and we undertake no duty to update this information unless required by law. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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

D. Risk Factors

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

Summary of Risk Factors

Risks Related to Our Business Model and Industry

●	Our businesses are at a relatively early stage of development and operate in immature and rapidly changing markets. We may not be successful in building these businesses to the scale we hope, if at all, which would adversely affect our financial condition, results of operations and future prospects.
●	Our core business is capital-intensive and currently not profitable, and our ability to continue to operate and to grow will depend in large part on our ability to raise additional equity or debt financing, either through the public or private markets or other third-party sources. If we are not successful in raising such capital on acceptable terms or at all, we would be unable to meet our growth targets, which would have a material adverse effect on our revenues, cash flow, financial condition and results of operations.
●	Our businesses face significant and evolving competition, and any inability to adapt to new and changing technologies and customer requirements or specifications could negatively affect our financial condition, results of operations and future prospects.
●	If we do not successfully attract new customers, retain and expand our business with existing customers, our revenues, cash flow, financial condition and results of operations will suffer.
●	We have limited experience in delivering, implementing and managing longer-term customer contracts, which could expose us to increased operational, financial and contractual risks which could have a material adverse effect on our revenues, cash flow, financial condition and results of operations.
●	Technological developments in generative AI and inference, such as the development of AI models that require less computation power than earlier models, may result in decreased or differing demand for our offerings.
●	We are actively building out our sales team, and our sales cycles can be unpredictable. If we are unable to successfully continue to build out our team, manage our sales processes and realize expected revenues on time, our ability to grow our business, and our operating results and financial condition, may be adversely affected.
●	We may face pricing pressures as our industry evolves, and any significant or sustained reductions in pricing may reduce our margins and adversely affect our business, operating results, financial condition and future prospects.

●	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, which could result in our business failing to meet its growth targets, which could negatively affect our financial condition, results of operations and future prospects.
●	Our smaller business units also generally operate in new and evolving industries, are at early stages of development and face significant competition in their markets.
●	Our autonomous vehicles business unit, Avride, is a capital-intensive and early-stage business operating in a highly regulated sector. If it is unable to secure significant third-party financing and/or commercial partnerships, its ability to meet its business objectives may be limited.

Risks Related to the Macroeconomic and Geopolitical Environment

●	Geopolitical and macroeconomic developments, including increases in protectionist measures, restrictions on foreign companies, and business practices favoring local competition, could negatively affect our businesses and financial condition.
●	Any changes in the markets in which we operate, including consolidations, liquidations, changes to incumbents or the emergence of new entrants, the composition of our customer base or changes in the competitive environment could have a material adverse effect on our revenue, cash flow, financial condition and results of operations.

Risks Related to Our Operations

●	We are currently dependent on a limited number of suppliers and our business may be adversely affected if we are unable to source and acquire sophisticated hardware on acceptable terms and on time. Any supply chain disruptions, delays in delivery or increased costs could adversely affect our growth plans, financial condition and results of operations.
●	Our future growth relies on significant continuing expansion of our data center footprint. Any difficulties in identifying appropriate sites, entering into greenfield or build-to-suit arrangements or co-location agreements, or obtaining reliable power with sufficient capacity and on acceptable terms, will limit the growth of our revenues and anticipated profitability.
●	Expansion into new and unfamiliar geographic markets exposes us to additional risks that could adversely affect our business, results of operations and financial condition.
●	Our data centers are subject to numerous operational risks, including related to cybersecurity, physical security and third-party dependencies.
●	If there is insufficient customer demand to utilize the compute capacity we build, we would not realize the expected returns on our expansion efforts and our businesses, future operating results and financial condition would be adversely affected.
●	We depend on third-party suppliers for power, network connectivity and other key services, and may face service interruptions, limitations in capacity, additional regulatory requirements, or increased costs.
●	A slowdown, deferral or reprioritization of AI-related customer spending, or the development of excess industry capacity, could materially adversely affect our revenue growth, results of operations, financial condition and share price.
●	We are continually expanding the capabilities that we offer in our AI cloud, and we may encounter unforeseen difficulties or challenges with new products and services.
●	We are continuing to build out our senior management team, and our success will depend on both hiring and retaining current and future key management and the ability of our team to work collaboratively to achieve our goals.
●	There is substantial competition for highly skilled development and technical personnel in the technology and AI industries. We may be unable to hire and retain a sufficient number of qualified technical employees, which could materially adversely impact our businesses, results of operations and financial condition.
●	If we are unable to maintain our best practices relating to environmental standards when expanding our data center capacity, we may be exposed to reputational and legal risks, material liabilities and costs relating to compliance with environmental laws and regulations.
●	Completed and future acquisitions present risks, divert management attention and may fail to produce our financial and strategic goals, which may adversely affect our business, operating results, financial condition, and prospects.
●	Ongoing and potential escalation of geopolitical conflicts, including hostilities involving the United States, Israel, and Iran, could disrupt our operations and supply chains and adversely affect our business, financial condition and results of operations.
●	We may seek to enter into strategic partnerships or relationships, and any such arrangements may fail to realize the benefits we anticipate on the desired timeframe or at all.

Risks Related to Legal and Regulatory Matters

●	The development and use of AI tools and data centers is subject to intense political scrutiny and evolving, complex and potentially divergent regulatory frameworks across multiple jurisdictions, and the impact of such regulatory developments on our businesses remains uncertain. If we are unable to comply with such laws and regulations and related export controls and other regulations, or if such requirements limit our ability to implement our business model, we may be subject to litigation, investigation or penalties, and our businesses and results of operations could be negatively impacted.
●	Our business is subject to stringent and complex laws and regulations related to data privacy, data protection and information security across the different markets in which we operate, and such laws and regulations are constantly evolving. Any failure or alleged failure to comply with such laws could adversely affect our competitive position, reputation, financial condition and results of operations.

Risks Related to Information Technology, Intellectual Property and Insurance

●	We rely on sophisticated physical and IT security measures to protect our and our customers’ businesses and data. The occurrence of a physical or cybersecurity incident or a failure to implement effective physical, information and cybersecurity policies and procedures may disrupt our operations, cause material harm to our financial condition or reputational damage, compromise confidential information or damage our business relationships.
●	We may not be able to protect our intellectual property rights and prevent third parties from the unauthorized use of our intellectual property, which may adversely affect our competitive position, businesses, financial condition and results of operations.
●	We may become involved in intellectual property infringement claims, which may adversely affect our competitive position, businesses, financial condition and results of operations.
●	We incorporate and may continue to incorporate “open-source” software in some of our technology solutions and offerings, and any failure to comply with the terms of the underlying open-source software licenses could adversely affect our competitive position, business, reputation, results of operations, financial condition, and future prospects.
●	The level of insurance coverage that we purchase, including for fire, flood, cyber risks or business disruption, may prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.

Risks Related to Our Financial Results and Reporting

●	Our results of operations may fluctuate on a quarterly and annual basis, and such fluctuations may be particularly pronounced in the near and medium terms given the early stage of the development of our businesses and of the markets in which we operate.
●	We have identified two material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to establish and maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
●	Changes in the tax laws, regulations and systems in the countries in which we operate, or unpredictable or unforeseen application of existing rules, may materially adversely affect our reported financial results.
●	Our results of operations may be adversely affected if we are not able to accurately estimate the value and useful lives of our long-term infrastructure assets or to amortize them over the periods we anticipate.
●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Risks Related to Our Class A Ordinary Shares

●	The market price of our Class A shares has been and may continue to be volatile, including as a result of general market and industry developments that are outside our control. These risks may be exacerbated by volatility in the emerging industry in which we operate and the relative lack of comparable publicly traded peers.
●	We expect to issue additional equity or equity-linked securities from time to time, which may dilute the interest of our existing shareholders in our company.
●	Future sales of Class A shares by existing shareholders could put pressure on our share price.
●	We do not intend to pay dividends in the foreseeable future. As a result, the ability of our shareholders to achieve a return on their investment will depend on appreciation in the price of our Class A shares.
●	The concentration of voting power with our founding shareholder limits the ability of our minority shareholders to influence corporate matters, including the election of directors.
●	We are a “Controlled Company” within the meaning of the Nasdaq Stock Market rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Risks Related to US Shareholders

●	We rely on the Nasdaq Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders differ from the rights of a shareholder of a domestic U.S. issuer.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.
●	We can provide no assurance that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.
●	If we cease to qualify as a foreign private issuer, we would be required to comply with the U.S. securities laws and reporting requirements applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

General Risks

●	Our legacy could create challenges for our operations.
●	Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.
●	We do not comply with all of the provisions of the Dutch Corporate Governance Code, which may affect the rights of our shareholders.
●	Any U.S. or other foreign judgments our shareholders may obtain against us may be difficult to enforce in the Netherlands.
●	We may fail to achieve our environmental, social and governance and sustainability goals, or may encounter objections to them, either of which may adversely affect public perception of our business, impose additional costs, or affect our relationship with our customers, shareholders or other stakeholders.

Detailed Overview of Risk Factors

1.	RISKS RELATED TO OUR BUSINESS MODEL AND INDUSTRY
a.	Our businesses are at a relatively early stage of development and operate in immature and rapidly changing markets. We may not be successful in building these businesses to the scale we hope, if at all, which would adversely affect our financial condition, results of operations and future prospects.

Although our Class A shares have been listed on Nasdaq since 2011, our current businesses are relatively young and operate in highly competitive and evolving markets characterized by rapid commercial and technological advancements. We encounter risks frequently experienced by growing companies that operate at an early stage in rapidly changing and capital-intensive sectors, including those described elsewhere in this “Risk Factors” section. These factors may make it difficult for investors to evaluate our current business and future prospects. For example, if our assumptions regarding these risks change due to fluctuations in our markets, such as any material reduction in AI spending or changes in demand for specialized AI cloud infrastructure, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our future prospects could be adversely affected. Furthermore, our current businesses have never been profitable and may never reach profitability. If we are unable to expand and develop our businesses to the scale we hope or at all, our financial condition, results of operations and future prospects would be adversely affected.

b.	Our core business is capital-intensive and currently not profitable, and our ability to continue to operate and to grow will depend in large part on our ability to raise additional equity or debt financing, either through the public or private markets or other third-party sources. If we are not successful in raising such capital on acceptable terms or at all, we would be unable to meet our growth targets, which would have a material adverse effect on our revenues, cash flow, financial condition and results of operations.

Although we have grown and continue to grow rapidly, our businesses are relatively immature, not currently profitable and extremely capital intensive. We have made, and intend to continue to make, significant financial investments into our business, including expenditures related to the enhancement and expansion of our data centers and the procurement of key components (including GPUs), and other future growth opportunities including potential acquisitions. Accordingly, we expect to raise additional equity or debt financing, either through the public or private markets or other third-party sources, potentially including local or state incentives, to support our growth. We will likely also pursue secured financing arrangements, including asset-backed or other collateralized structures, which could provide additional sources of liquidity and capital flexibility. The management of a more complex capital structure, including multiple layers of secured and unsecured indebtedness with differing covenants, maturities and priorities, could increase our financial and operational risks and restrict our strategic and financial flexibility, including our ability to incur additional indebtedness, make investments or acquisitions, pay dividends or repurchase shares, or otherwise deploy capital, and could heighten the risk of disputes among creditors or claims against pledged assets. We can provide no assurance that we will be able to obtain such financing on acceptable terms or at all, or successfully manage the additional risks arising from a more complex capital structure.

Our ability to raise additional capital on acceptable terms could be affected by the broader macroeconomic environment. The trading prices of public companies and terms of debt facilities have been, and may continue to be, highly volatile as a result of broader geopolitical and macroeconomic dynamics, including conflicts, political tensions, recession risks or other sustained adverse market events, inflation risk, protectionist measures, interest rate volatility, and/or market downturns, any of which may reduce our ability to access capital on favorable terms or at all.

Any failure to fund the necessary level of capital expenditures to maintain and expand our operations, meet our growth targets and/or invest in future growth opportunities, could have a material adverse effect on our expansion, revenues, cash flow, financial condition and results of operations. In addition, equity or convertible debt issuances could result in our existing shareholders suffering significant dilution and/or result in the issuance of securities that have preferential rights and privileges in addition to those of our existing Class A shares, and debt financings could entail significant additional cost and operational complexity. Even if we are able to raise sufficient capital, we cannot guarantee that we will deploy it in a manner that allows us to achieve better operating results or grow our business.

c.	Our businesses face significant and evolving competition, and any inability to adapt to new and changing technologies and customer requirements or specifications could negatively affect our financial condition, results of operations and future prospects.

The market for our offerings is intensely competitive and evolving at a rapid pace. To remain competitive, we must evolve our products and differentiate our offerings from those of our competitors while the market experiences volatility, changes in customer requirements and industry standards, regulatory developments, advancements in technology, and the frequent introduction of new or improved solutions. Additionally, we may incur significant costs and may experience delays in developing new solutions and enhancements to our offerings in order to adapt to the changing AI landscape, and may not achieve our desired return on any investment. A failure to compete successfully could materially adversely affect our financial condition, results of operations and future prospects.

For our core AI infrastructure business, our key competitors are specialized cloud service providers focused on AI, including CoreWeave, Crusoe and Lambda. We also compete with general purpose cloud computing providers including Amazon (AWS), Google (Google Cloud Platform), Microsoft (Azure), and Oracle. In addition, national governments have announced or launched initiatives in certain jurisdictions, including the U.S., to sponsor, support or otherwise encourage the development of AI infrastructure, which may intensify the competition in our core sector. Our smaller business units also face significant competition in their respective sectors. Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger customer base. We expect to continue to face intense competition from current and new entrants into the market. Our ability to compete effectively depends on a number of factors, many of which are beyond our control, including those described elsewhere in this “Risk Factors” section, and in particular:

•	the potential ability of larger competitors to develop technologies more efficiently or faster than we can, and any resulting need for us to increase our expenditure on research, development and marketing to remain competitive;
•	deferral of orders from customers in anticipation of new or enhanced solutions and services announced by us or our competitors or suppliers;
•	the adoption of aggressive pricing policies by our competitors and resulting pricing pressures on our offerings;
•	declines or changes in AI spending or demand for specialized AI cloud infrastructure or the growth rate of the AI cloud infrastructure sector generally;
•	our ability to innovate, adapt our products and services to changing industry demands and client requirements to maintain high-quality customer service and attractive value proposition;
•	our ability to successfully and continuously expand our businesses domestically and internationally, including our data center footprint;
•	our ability to identify, complete, or integrate any acquisitions that we may undertake;

•	our access to capital; and
•	material security breaches, or technical difficulties with or interruptions to the use of our offerings, power shortages, inability to timely secure power, and capacity constraints.

If we are not able to compete effectively with current and future players, our businesses’ abilities to generate income and sustainably fund development will be negatively impacted.

d.	If we do not successfully attract new customers, retain and expand our business with existing customers, our revenues, cash flow, financial condition and results of operations will suffer.

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

In addition, while we have secured longer-term customer contracts with Meta and Microsoft, most of our customer engagements to date have been relatively short-term. As a result, we have limited experience in delivering large customer contracts. If our efforts to expand our relationships with existing and prospective customers, and to conclude and effectively deliver on our existing and future longer-term contracts, are not successful, this may have an adverse impact on our revenues, cash flow, financial condition and results of operations.

e.	We have limited experience in delivering, implementing and managing longer-term customer contracts, which could expose us to increased operational, financial and contractual risks which could have a material adverse effect on our revenues, cash flow, financial condition and results of operations.

Although we have entered into, and expect to continue to pursue, longer-term customer arrangements such as those we have secured with Meta and Microsoft, including multi-year agreements that may involve significant capital expenditures, technical requirements, service level commitments and capacity reservations, we have limited experience in delivering, implementing and managing such contracts at scale. These arrangements will require substantial upfront capital expenditures, long-term infrastructure commitments and ongoing operational support, and may expose us to performance obligations, service credits, penalties, termination rights, pricing adjustments and other contractual liabilities. Longer-term contracts also require us to forecast customer demand, utilization levels, costs and technological developments over extended periods, and our assumptions may prove inaccurate.

If we are unable to effectively implement, operate and manage these longer-term customer arrangements, we may experience cost overruns, underutilized capacity, reduced margins, delays in revenue recognition, customer disputes or early terminations. In addition, such contracts may limit our operational flexibility and increase the complexity of our business. Any of the foregoing could have a material adverse effect on our revenues, cash flow, financial condition and results of operations.

f.	Technological developments in generative AI and inference, such as the development of AI models that require less computation power than earlier models, may result in decreased or differing demand for our offerings.

AI technologies have been developing, and will likely continue to develop, at a rapid pace. In addition, the market is immature and volatile, and it is uncertain whether it will sustain high levels of demand and market acceptance. We are unable to predict whether additional computing power will continue to be required to develop larger, more powerful AI models or to support inference or other use cases. Technological advancements with open-source AI models, devices, chip design and inference may lead to compute and other efficiencies that may impact the demand for AI services, including our offerings. Furthermore, market acceptance, understanding, and valuation of solutions and services that incorporate AI technologies are uncertain, and the perceived value of AI technologies used and/or provided by our customers could be inaccurate. Any decreased or differing demand for our offerings may adversely affect our revenue and profitability.

If we are unable to develop enhancements to and new features for our existing offerings or acceptable new offerings that keep pace with rapid technological developments, or if the AI landscape does not develop to the extent and in the manner we anticipate, our business, results of operations and financial condition will be harmed. Moreover, we may incur significant costs and experience delays in developing new offerings, or enhancing our current offerings, in order to adapt to market changes, and may not achieve our targeted return on such investment.

g.	We are actively building out our sales team, and our sales cycles can be unpredictable. If we are unable to successfully continue to build out our team, manage our sales processes and realize expected revenues on time, our ability to grow our business, and our operating results and financial condition, may be adversely affected.

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

h.	We may face pricing pressures as our industry evolves, and any significant or sustained reductions in pricing may reduce our margins and adversely affect our business, operating results, financial condition and future prospects.

The pricing for our key offerings continues to mature as our industry develops and competition increases. We anticipate that increasing competition may lead to further pressures on pricing and differentiation. In addition, in a weakened economy, companies that have competing products may reduce prices which could require us to reduce our average selling prices and harm our operating results. We may also encounter pricing pressure in respect of capacity for older generations of GPUs as newer generations are introduced. We may be unable to effectively calibrate our prices, whether through increases or decreases, in order to remain competitive and attract new customers and develop our existing customer base.

Given our relatively early stage of development and the immaturity of the market, there is limited experience with respect to determining the most favorable prices and pricing models for our offerings. As customer demand shifts to inference and other use cases, we may experience changing pricing dynamics. In addition, larger competitors with more diverse offerings may reduce the price of any offerings that compete with ours or may bundle them with other solutions and services. This could lead customers to demand greater price concessions or additional functionality at the same price levels. These risks may reduce our margins and adversely affect our business, operating results, financial condition, and future prospects.

i.	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, which could result in our business failing to meet its growth targets, which could negatively affect our financial condition, results of operations and future prospects.

Market estimates are subject to significant uncertainty, particularly in a new and rapidly evolving market with newly emerging use cases, and are based on assumptions that may not prove to be accurate and variables that change over time. Accordingly, our forecasts for market growth should not be taken as indicative of our future growth. If our assumptions about the adoption or growth rates of AI and AI cloud infrastructure prove to be inaccurate, we may fail to meet our growth targets, which could negatively affect our financial condition, results of operations and future prospects.

j.	Our smaller business units also generally operate in new and evolving industries, are at early stages of development and face significant competition in their markets.

Our smaller business units, Avride and TripleTen, operate in new and evolving industries and sectors, are at early stages of development and face significant competition in their respective sectors. The limited operating history of these businesses, the dynamic and rapidly evolving markets in which they operate and other factors beyond their control may make it difficult to evaluate these businesses and their future prospects and trends. In addition, we are actively pursuing third-party investment into Avride, including transactions in which we may cede control, as we did in May 2025 in the case of our former Toloka business unit. We may be unsuccessful in securing such investments, which could limit the growth prospects of the Avride business.

k.	Our autonomous vehicles business unit, Avride, is a capital-intensive and early-stage business operating in a highly regulated sector. If it is unable to secure significant third-party financing and/or commercial partnerships, its ability to meet its business objectives may be limited.

Our autonomous vehicles business unit, Avride, requires substantial capital expenditures and operating funds to support its growth and respond to a dynamic business environment. We have made significant financial investments into Avride to date and are actively exploring third-party financing into this business. In October 2025, Uber participated alongside us in an investment of up to $375 million into Avride. Any such future financing may be from a wide variety of different parties including financial investors, competitors or strategic buyers, and may take a variety of forms including minority or majority investments and may come with varying levels of requirements or conditions. In the event that we are unable to secure further significant third-party financing for Avride, however, the likelihood that it will be able to meet its business objectives, if at all, will be significantly diminished. In addition, Avride’s business model is heavily reliant on commercial partnerships to expand into different business models and geographies. If it is unable to secure and retain commercial partnerships, its ability to meet its business objectives may be significantly limited.

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

Geopolitical risks, including those arising from trade tensions and/or the imposition of tariffs, terrorist activity, or acts of civil or international hostility, are increasing and could have a negative effect on our business and could disrupt our business, partners, customers, supply chains or the economy as a whole. The introduction of tariffs, stock market volatility and interest rate increases, have had, and may continue to have, an impact on our ability to forecast our anticipated financing alternatives and expected cash flows and operating results, margins, business, operating results, financial condition, and future prospects. The trading prices of public companies in the markets in which we operate have recently been highly volatile as a result of general macroeconomic and political conditions in the markets and regions where we operate including for those reasons described in this “Risk Factors” section.

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

We currently rely on Nvidia for the GPU chips we use and on a limited number of other suppliers for other key components in our infrastructure. The concentration of our suppliers exposes us to a number of risks including:

•	the potentially limited availability of and access to the latest components including sophisticated GPU chips, which can be affected by suppliers’ capacity and commitments to other customers;
•	lack of control over production costs, delivery, availability, terms, and pricing of components;
•	the potential for binding price or purchase commitments with our suppliers at higher than market rates;
•	changes in market-leading technologies away from those currently offered by our existing suppliers, which could impact our ability to offer our customers the services that they are seeking;
•	reliance on our current suppliers to keep up to date with technological advancements at the same rate that our customers and the market demands, including delivering next-generation components that perform significantly better than their previous versions;
•	limited ability to control aspects of the quality, performance, quantity, and cost of our infrastructure or of its components;
•	the prioritization by our suppliers of other customers;
•	breaches of contract by our suppliers;
•	impacts on our supply chain from geopolitical disputes, natural disasters or adverse public health developments, including outbreaks of contagious diseases or pandemics; and
•	business, legal compliance, litigation, and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality, and manner we require.

Should we be required to change our current suppliers, including where our customers have contractually specified our use of certain suppliers for specified components, our ability to meet our obligations to our customers, including scheduled compute access, could be adversely affected and our solutions may not perform at the level of quality intended, which could adversely affect our growth plans, financial condition and results of operations. In addition, our suppliers themselves rely on complex networks of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces further risks throughout our supply chain and over which we have no control. Any kind of disruption in the supply chain may affect our suppliers’ ability to meet our requirements. To the extent any of our suppliers’ businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, our business may be adversely affected. For example, the use of protectionist policies including, but not limited to tariffs, reciprocal tariffs, sanctions and export controls, may impact the cost and availability of GPU chips or other hardware. In the event of any supply disruption, it may not be possible for us to secure alternate sources of components in a timely and cost-effective manner, or at all.

b.	Our future growth relies on significant continuing expansion of our data center footprint. Any difficulties in identifying appropriate sites, entering into greenfield or build-to-suit arrangements or co-location agreements, or obtaining reliable power with sufficient capacity and on acceptable terms, will limit the growth of our revenues and anticipated profitability.

We intend to continue to purchase, build-to-suit or enter lease agreements with respect to additional data center capacity. In particular, we are developing several facilities in the U.S., a market in which we have limited experience operating, and in Europe, and are exploring other appropriate locations.

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

Construction projects expose us to a variety of significant risks, including:

•	project delays;
•	unexpected budget changes;
•	increased prices for, availability of, and delays in obtaining building supplies, raw materials and data center equipment;
•	labor availability, labor disputes and work stoppages with contractors, subcontractors and other third parties;
•	environmental issues and geological problems;
•	increasing public opposition to data center projects in certain localities;
•	political and regulatory scrutiny; and
•	delays in connection with approvals and any necessary permitting from public agencies, utility companies, or other organizations.

The selection of sites is a critical factor in our data center expansion plans. We may not be able to identify adequate or appropriate properties that have the appropriate specifications required for our business including power capacity, connectivity, and other considerations, or to obtain required permits and regulatory approvals for such sites. Specific projects may also face opposition from local communities, environmental groups or other parties, including public or private entities. We may also face increasing competition for appropriate sites as data center development expands rapidly in our markets.

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

Additionally, the global energy market is currently experiencing significant volatility and inflationary pressures, driven by a combination of geopolitical events, military conflicts, shifts in energy supply and demand, regulatory changes, and broader macroeconomic factors. We expect the cost of power to remain volatile, unpredictable, and subject to inflationary pressures. Changes in energy prices, availability, or supply stability could materially affect our capital and operating costs, including the cost of powering our data centers. Prolonged increases in energy costs or interruptions in supply could impair our ability to operate efficiently, negatively impact our financial forecasting and results, and materially affect our business, operating results, financial condition, and prospects.

In addition, national and regional governments have announced or are exploring proposals that, if adopted, would require data center operators to bear a greater share of the electricity generation, transmission, grid expansion, or related infrastructure costs associated with their operations. Such measures may include requirements to procure or construct dedicated or on-site power generation facilities, fund grid upgrades, make advance capital contributions to utility providers, enter into long-term capacity payment arrangements (including for unused capacity), or otherwise pay for certain costs and expenses with respect to energy consumption.

In some jurisdictions, regulatory frameworks may also require or encourage data center operators to pair electricity demand with local generation or storage capacity, accept curtailment or operational restrictions during periods of grid stress or implement measures that could delay, curtail or otherwise limit access to power. In addition, certain governments may restrict, condition, delay or temporarily suspend new data center development in order to assess grid capacity. These trends may be reinforced by increasing public and community scrutiny of data center development, including concerns regarding energy consumption, environmental impact, land use and strain on local infrastructure, which may result in political pressure, permitting delays, voter-driven initiatives or referenda, more stringent regulatory requirements, litigation, or opposition to new or expanded projects which could restrict, condition, delay or temporarily suspend new or existing data center development.

The implementation of such requirements, as well as adverse public sentiment or opposition, or uncertainty regarding the scope, timing or applicability of such requirements, could significantly increase our capital expenditures and operating costs, delay or prevent development timelines, reduce the economic attractiveness of certain markets, or limit our ability to secure power, permits, incentives or other governmental approvals on commercially reasonable terms or at all.

c.	Expansion into new and unfamiliar geographic markets exposes us to additional risks that could adversely affect our business, results of operations and financial condition.

As part of our growth strategy, we are evaluating and may pursue the development or acquisition of data center capacity as part of expanding our data center footprint in new geographic markets where we have limited or no prior operating experience. Entering new territories involves risks and uncertainties that may be greater than those associated with expansion in markets where we have established operations or prior experience.

These risks include, among others, unfamiliar or evolving regulatory frameworks; political and economic instability; sanctions or trade restrictions; challenges in obtaining land rights, permits, licenses and governmental approvals; difficulties in enforcing contractual and property rights; limitations in local infrastructure, including reliable power, water and telecommunications capacity; construction and supply chain constraints; currency volatility and restrictions on capital movement; heightened security risks; corruption concerns; and limited availability of experienced personnel. In certain markets, we may also face increased risks relating to governmental intervention, abrupt regulatory changes, or changes in tax regimes. Because we have limited or no operating history in some regions in which we may seek to expand, such as Asia and Central Asia, we may underestimate the costs, timelines and operational challenges associated with entering and operating in such markets. If we are unable to successfully identify, develop and operate data center facilities in new territories on commercially reasonable terms, or at all, or if geopolitical, regulatory or infrastructure-related risks materialize, our expansion plans could be delayed or curtailed, our costs could increase, and our business, results of operations and financial condition could be adversely affected.

d.	Our data centers are subject to numerous operational risks, including related to cybersecurity, physical security and third-party dependencies.

Our data centers and associated infrastructure may be subject to physical or cybersecurity attacks or failures, including as a result of outside nefarious parties (whether private or state-backed), human error, malfeasance, internal threats, various kinds of system errors, system vulnerabilities, lack of or inadequate cybersecurity controls and protective mechanisms, which may result in service outages and adversely affect our ability to provide our services to customers. We are unable to ensure that the security measures that we take will be adequate to prevent or protect our data centers and associated infrastructure against a cybersecurity attack, and any impact to our data centers will affect our services and may also impact our business, results of operations and financial condition.

Various factors, many of which are beyond our control, can adversely affect the performance, availability, and delivery of our services to our customers including:

•	the development, maintenance, and functioning of the underlying infrastructure of the internet as a whole;
•	power and power grid constraints;
•	lack of availability and delays for data center equipment, including items such as server racks, generators and switchgear;
•	the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable and efficient internet access and services;
•	the success or failure of our redundancy systems;
•	the success or failure of our disaster recovery and business continuity plans;
•	decisions by global telecommunications service provider partners who provide us with network bandwidth to modify or terminate our contracts, shut down their operations, increase our prices, modify the level of service they provide, breach their contract, or prioritize other parties over us;
•	our ability to enter into data center agreements, purchase or build-to-suit agreements and leases according to our business needs and on terms and with counterparties that are acceptable to us; and
•	in locations where we do not fully control the operation of our leased data centers, potential service disruptions arising because of these third-party dependencies for reasons that are outside of our control.
e.	If there is insufficient customer demand to utilize the compute capacity we build, we would not realize the expected returns on our expansion efforts and our businesses, future operating results and financial condition would be adversely affected.

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

f.	We depend on third-party suppliers for power, network connectivity and other key services, and may face service interruptions, limitations in capacity, additional regulatory requirements, or increased costs.

We depend on being able to secure reliable and cost-effective power, network and internet connectivity and other services such as water to operate our data center facilities. Any inability to secure these requirements at acceptable cost, or shortages, supply chain issues or lack of availability of any of the services upon which we rely, could adversely affect our business, financial condition and future prospects.

In particular, limitations on the availability of power sources, transmission and distribution may limit our ability to obtain the power that we require to implement our growth plans and adequately service our customers. Moreover, regulators or public agencies in the power market, power providers, or other market participants may impose onerous operating conditions on the availability or provision of, or approval for, power. Our inability to secure sufficient power or any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power may lead to significant delays, increased costs or lack of availability of the level of power required to operate our current business and implement our future growth plans.

The rapid expansion of AI and large-scale data center development has significantly increased electricity demand in certain markets, such that U.S. policymakers, utility providers, and regulators are increasingly scrutinizing the impact of data centers on ratepayers and grid reliability. As a result, we may face increased scrutiny, additional regulatory conditions, cost allocation requirements, or limitations on access to grid capacity. Competition for fuel sources, generation equipment, transmission capacity, and grid interconnection may increase costs, extend development timelines, or limit our ability to secure reliable and economically viable power on acceptable terms or at all. If regulators impose additional obligations on data center operators to mitigate consumer energy cost impacts, our financial condition and results of operations could be adversely affected.

g.	A slowdown, deferral or reprioritization of AI-related customer spending, or the development of excess industry capacity, could materially adversely affect our revenue growth, results of operations, financial condition and share price.

The recent rapid growth in demand for AI products and services and AI-related infrastructure may reflect accelerated industry expansion and heightened market expectations rather than sustainable long-term adoption of AI applications. A significant portion of our recent growth has been driven by customers investing in AI initiatives and expanding AI-related workloads. If customer spending on AI solutions slows, is deferred, reprioritized, or fails to scale as anticipated, our financial condition could be materially adversely affected.

In addition, industry participants have significantly increased capital expenditures related to AI infrastructure in response to anticipated future demand. If expected AI workloads do not materialize, customers reduce AI-related budgets, or monetization of AI applications proves more limited than projected, excess industry capacity could develop, leading to volatility in the public markets and significant corrections. Such conditions may result in pricing pressure, reduced utilization rates, longer sales cycles, contract renegotiations, or impairment charges. Any slowdown or correction in AI-related spending or investment could materially and adversely affect our revenue growth, results of operations, financial condition and share price.

h.	We are continually expanding the capabilities that we offer in our AI cloud, and we may encounter unforeseen difficulties or challenges with new products and services.

Expanding or integrating a broader software stack into the services we offer may involve a number of risks, including challenges with interoperability between systems, scalability limitations, data migration issues, cybersecurity vulnerabilities, and unforeseen technical or operational complexities. Our AI cloud offerings rely on sophisticated software, hardware, and network infrastructure, and any failure, delay, or degradation in these systems could adversely affect the functionality, reliability, or availability of our services.

The introduction of new products and services may also expose us to cybersecurity vulnerabilities, software bugs, or other security incidents that could compromise the confidentiality, integrity, or availability of data. In addition, the implementation of new capabilities may require significant employee training, changes to operational processes, or coordination across multiple teams or third-party partners, any of which could lead to delays, increased costs, or service disruptions.

Moreover, the rapid pace of technological change in AI and cloud computing may result in our solutions becoming less competitive or requiring frequent updates to remain relevant. Regulatory, compliance, or industry standards may also evolve, and new products or features may need to meet additional legal or contractual requirements, including data privacy, export control, or ethical AI standards. Failure to anticipate, address, or respond effectively to these challenges could materially and adversely affect our business, financial condition, and results of operations.

i.	We are continuing to build out our senior management team, and our success will depend on both hiring and retaining current and future key management and the ability of our team to work collaboratively to achieve our goals.

Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our senior management team and key technical team. The loss of existing key personnel, particularly Arkady Volozh, our founder and Chief Executive Officer, and our key infrastructure and technical personnel, could disrupt our operations and have an adverse effect on our ability to achieve our goals.

j.	There is substantial competition for highly skilled development and technical personnel in the technology and AI industries. We may be unable to hire and retain a sufficient number of qualified technical employees, which could materially adversely impact our businesses, results of operations and financial condition.

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

In addition, current and prospective employees may give significant weight to the value of equity awards, and if the value of our Class A shares decreases or fluctuates materially, it may significantly impact our ability to attract, retain and appropriately incentivize the talent we require. If we were required to increase the cash component of our compensation, this would increase our cash expenditures which could adversely affect our results of operations and financial condition, and if we were required to increase the size of our equity awards to remain competitive in the employment market, this could result in greater than expected dilution for our shareholders.

k.	If we are unable to maintain our best practices relating to environmental standards when expanding our data center capacity, we may be exposed to reputational and legal risks, material liabilities and costs relating to compliance with environmental laws and regulations.

We are subject to various environmental and health and safety laws and regulations in the United States and at our non-U.S. locations, including those concerning the generation, storage, handling and disposal of hazardous substances and other regulated materials. Some of these laws and regulations may impose joint and several liability, without regard to fault, for investigation and cleanup costs on current as well as on former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. Some of our operations also involve the use of hazardous substances and other regulated materials including natural gas for power generation and petroleum fuel for emergency generators, as well as batteries, cleaning solutions, refrigerants and other materials that are available and present at our data center sites. There may be unknown hazardous substances or regulated materials present at sites that we own, operate or lease, including in the soil or groundwater. To the extent that any hazardous substances and other regulated materials must be investigated, cleaned or removed from sites that we own, operate or lease, we could be responsible under health and safety laws and regulations for the cleanup and removal of such materials which could require significant time and expose us to material liabilities and costs. Failure to observe best practices with respect to environmental management may also result in reputational harm to our company.

l.	Completed and future acquisitions present risks, divert management attention and may fail to produce our financial and strategic goals, which may adversely affect our business, operating results, financial condition, and prospects.

As part of our growth strategy, we have in the past and expect to continue to make investments in and/or acquire complementary companies, services, products, technologies, or talent with the goal of developing our current businesses by adding capabilities and clients or by expanding into new markets and verticals. For example, in February 2026 we completed the acquisition of Tavily, an agentic search business.

Acquisitions may present operational challenges, particularly with respect to companies that have significant or complex operations or that provide services where we do not have significant prior experience. We also may not have success in identifying, executing and integrating acquisitions in the future or negotiating acceptable terms, or at all.  The occurrence of any of these risks could have an impact on our business, financial condition or results of operations.

Furthermore, we may assume, or become subject to, liabilities, risks, or obligations arising from a target company’s past actions, omissions, or non-compliance, including undisclosed, contingent, or unknown liabilities. Such legacy risks may include, among others, regulatory or legal violations, contractual breaches, employment or tax matters, environmental liabilities, health and safety risks, data protection or cybersecurity incidents, litigation exposure, or other compliance deficiencies including regulatory investigations. Although we seek to conduct appropriate due diligence and negotiate contractual protections including appropriate representations, warranties and indemnities, such measures may not identify all risks or may prove insufficient to fully protect us against liabilities arising from a target’s historical operations.

In addition, if we are unsuccessful at integrating existing and future acquisitions, or the technologies and personnel associated with such acquisitions, the business, operating results, financing condition, and prospects of the combined company could be adversely affected. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, it may demand significant attention from our management team, and we may fail to achieve the financial and strategic goals that were contemplated at the time of the transaction, which may materially adversely affect our business, operating results, financial condition, and prospects.

m.	Ongoing and potential escalation of geopolitical conflicts, including hostilities involving the United States, Israel, and Iran, could disrupt our operations and supply chains and adversely affect our business, financial condition and results of operations.

We are exposed to risks arising from geopolitical instability and armed conflicts, including the ongoing hostilities involving the United States, Israel, and Iran. A portion of our operations, personnel, assets and business relationships are located in or connected to Israel. As a result, our facilities, infrastructure, employees and supply chain partners in the region are subject to the risk of disruption, damage or destruction due to military actions, terrorist activities, cyberattacks or other conflict-related events. Such events could result in business interruptions, delays in production or delivery, loss of critical data, increased security costs or harm to our personnel, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition, the expansion or escalation of regional conflicts, or the outbreak of new conflicts elsewhere, could adversely affect the global economy, including through increased financial market volatility, disruptions to international trade routes, sanctions or export controls, and reduced investor and consumer confidence. Geopolitical tensions involving major energy-producing regions may also lead to significant fluctuations in energy prices, which could increase our operating costs, including the cost of powering data centers.

Furthermore, global conflicts could disrupt the supply, availability and pricing of raw materials and components critical to the semiconductor industry and advanced chip manufacturing, including specialty gases. These disruptions may result in shortages, increased costs or delays in procurement, which could impair our ability to deliver our services in a timely and cost-effective manner or at all. Adverse effects on our suppliers arising from such conditions could further exacerbate these risks.

The extent and duration of these geopolitical and economic impacts are uncertain and difficult to predict. Any of the foregoing factors, individually or in the aggregate, could materially and adversely affect our business, financial condition and results of operations.

n.	We may seek to enter into strategic partnerships or relationships, and any such arrangements may fail to realize the benefits we anticipate on the desired timeframe or at all.

We may seek to expand our businesses by entering into strategic partnerships, joint ventures or other arrangements with third parties including for distribution of our services. Identifying strategic relationships with appropriate counterparties, and negotiating and documenting relationships with them, may take significant time and resources and distract members of senior management and key personnel. For example, in March 2026, we announced that we entered into a strategic partnership with Nvidia to expand our relationship to develop and deploy the next generation of hyperscale cloud for the AI market. In addition, we may not be successful in realizing the underlying benefits we anticipate from any strategic partnership within the timeframe expected, or at all. Third parties may not meet our or our customers’ needs, demands or specifications, and, as a result, our services to customers may be adversely affected and our business, growth plans, financial condition and future prospects may be harmed. Conflicts may arise with strategic partners including regarding the expectations of each party, their responsibilities, and the interpretation of terms of the agreement. These disagreements may also lead to disputes in litigation or arbitration which would take significant time of our senior management, require significant costs, and adversely affect our reputation. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete or to grow could be impaired and our business, operating results, financial condition, and future prospects could be adversely affected.

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

In the U.S. and other markets in which we operate, we must comply with various economic and trade sanctions. Given the nature of our core business, we are monitoring regulatory developments concerning export controls regarding the semiconductor industry and their impact on our sourcing of equipment for our cloud computing infrastructure. In addition, we are monitoring a proposed rule from BIS, which if implemented as proposed, would impose requirements on Infrastructure-as-a-Service (“IaaS”) providers and their foreign resellers to verify the identity and beneficial ownership of foreign person customers and to perform related reporting to BIS, as well as provide BIS authority to restrict certain IaaS transactions with foreign persons.

We have implemented procedures and safeguards to facilitate our compliance with applicable laws and regulations concerning economic sanctions and export controls. We also conduct customary “know-your-customer” and onboarding procedures for third parties that we contract with, including suppliers and customers, in accordance with our internal policies. Notwithstanding these measures, we are unable to ensure that we have complied with all economic sanctions and export control laws and regulations, in particular given that the relevant rules implemented by some jurisdictions can be ambiguous. In addition, any failure by third parties outside of our control, our employees, representatives, contractors, partners, agents or intermediaries to comply with such laws and regulations could have negative consequences for us, including reputational harm and penalties, and could adversely affect our business, operating results, financial condition, and future prospects.

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

Global governmental and regulatory focus on privacy issues continues to increase and evolve, and laws and regulations concerning the handling, protection, disclosure and transfer of personal data and data sovereignty have become more complex and stringent. Many jurisdictions in which we do business, including the European Union, have laws and regulations concerning data privacy, data protection and information security that are often more restrictive than those in the U.S. In addition, data privacy, data protection and information security laws across the various markets and jurisdictions in which we operate are subject to uncertainty and conflicting interpretations and applications. Our efforts to comply with new and existing laws result in significant costs for our business. If these laws and regulations are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations. If any inspections result in the determination that we fail to comply with the applicable data protection legislation, our competitive position, reputation, financial condition and results of operations could be adversely impacted.

5.	RISKS RELATED TO INFORMATION TECHNOLOGY, INTELLECTUAL PROPERTY AND INSURANCE
a.	We rely on sophisticated physical and IT security measures to protect our and our customers’ businesses and data. The occurrence of a physical or cybersecurity incident or a failure to implement effective physical, information and cybersecurity policies and procedures may disrupt our operations, cause material harm to our financial condition or reputational damage, compromise confidential information or damage our business relationships.

Companies are experiencing an increasing number and variety of attacks on their networks on an evolving basis, presenting unprecedented cybersecurity challenges, some of which are augmented by developments in generative AI. These risks are particularly acute for technology and cloud infrastructure companies.

Third parties have in the past attempted, and in the future may attempt, to interfere with our network and offerings. Third parties may also attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our data or our customers’ data. In addition, state-sponsored cyberattacks may continue to rise in connection with regional geopolitical conflicts. We expect these risks, and the risks associated with other malicious cyber activities, will continue to increase. Any actual or perceived physical or cybersecurity breaches and incidents could adversely affect market perception of our infrastructure and would adversely affect our financial condition and future prospects.

We have implemented and rely on sophisticated IT and other security measures to protect our, our customers’ and partners’ businesses, information, data and personal details, as well as to safeguard the seamless operation of our offerings. While no incidents have had a material impact on our financial condition or business relationships to date, we are unable to guarantee that material incidents will not occur in the future. Despite our efforts, we may not be able to predict or recognize a cybersecurity incident, or implement adequate preventative measures, as the techniques used to sabotage systems and/or gain unauthorized access are ever-changing and may not be identified until the cyberattack has been launched against us. In the event of a serious cybersecurity breach, we could risk the loss of information, litigation and possible liability, which could cause material harm to our financial condition, reputational damage or damage to our business relationships.

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

b.	We have identified two material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

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

While preparing the financial statements that are included in this Annual Report on Form 20-F, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have concluded that these material weaknesses reflected the significant growth in our business in 2025 and the substantial changes in our organization following the complex divestment transaction we completed in 2024. Although we made significant progress in 2025 and to date in 2026 in implementing a robust controls infrastructure for our large and growing business, we were unable during 2025 to complete the implementation of all necessary controls or to remediate all material weaknesses that were identified as of December 31, 2024. In particular, we identified material weaknesses in our internal control over fixed assets, and over revenue recognition in respect of our TripleTen business unit. We believe that these control deficiencies did not result in a misstatement in our annual or interim financial statements.

The material weaknesses identified were as follows:

●	Our controls related to fixed assets were not adequately designed and were not operating effectively. Specifically, we did not fully implement and ensure the effectiveness of the relevant controls and procedures over depreciation start dates, and timely reconciliation around the asset count process. As a result of this deficiency, we were not able to rely on certain data and reports used in the accounting for fixed assets, including server and network equipment, to ensure the completeness and accuracy of such information; and

●	We did not adequately and timely implement and maintain effective information technology general controls and have not consistently documented the execution of business process controls supporting revenue recognition in respect of our TripleTen business unit (representing approximately 10% of total revenues) commensurate with our financial reporting requirements. This deficiency undermined the assurance of our data accuracy and increased the risk of errors or misstatements.

During the year ended December 31, 2025, and to date in 2026, our management undertook the following remedial actions to address these material weaknesses:

●	We performed compensating control procedures over accuracy of our depreciation start dates for assets acquired in 2025, ensuring the accurate valuation of our fixed assets as of December 31, 2025;

●	We performed compensating control procedures to reconcile the 2025 revenue of our TripleTen business unit, with a view to ensuring the accuracy of the revenue recognized during the year; and

●	We continued to implement a companywide remediation project, with the support of external consultants, to enhance the control framework and address our material weaknesses in internal controls. This project is designed to ensure a more robust, effective, and sustainable control environment and information technology systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Specifically, we expect that this project will improve our information technology systems relating to our fixed assets and revenue recognition reconciliation processes and ensure the effectiveness of the operating system controls in connection with each of these processes.

In 2025 and to date in 2026, management implemented a number of measures to improve the effectiveness of our internal control over financial reporting and successfully remediated two of the three material weaknesses and several other control deficiencies that had been identified as of December 31, 2024. These efforts included measures to improve the overall control environment related to fixed assets management, and revenue recognition in respect of our Triple Ten business. Although we made significant progress in this regard in 2025 and to date in 2026, the remediation efforts in respect of the material weaknesses identified as of December 31, 2025 are ongoing. We expect our remediation efforts to be completed by the end of 2026.

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

We will not be able to fully remediate the identified material weaknesses until the ongoing steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We have already made significant improvements to our control environment and business processes to support and scale with our large and growing operations and we believe we will make further significant progress in our remediation plan by the end of 2026. We can provide no assurance that we will be able to fully remediate the material weaknesses by such time. We may also continue to incur significant costs to execute various aspects of our remediation plans but cannot provide a reasonable estimate of such costs at this time.

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

Moreover, in connection with any potential future financing efforts, arrangements, acquisitions, or other strategic transactions, we may decide to restructure our corporate group or operations. Restructuring or reorganizing our operations may introduce additional operational and organizational complexity, and could give rise to further tax implications, including changes in the tax treatment of our activities, recognition of deferred tax liabilities, or other unintended tax consequences. Any of these factors could adversely affect our business, financial condition, results of operations, or prospects.

d.	Our results of operations may be adversely affected if we are not able to accurately estimate the value and useful lives of our long-term infrastructure assets or to amortize them over the periods we anticipate.

Our management must make certain estimates and assumptions that affect the amounts reported in our consolidated financial statements, including with respect to the useful lives of our long-lived assets. Our estimates of useful lives of property, plant and equipment primarily relate to our server and network equipment, and to a lesser extent to the investments in infrastructure and our own-built data center facilities. Such estimates are based in part on our historical experience in operating assets of a similar nature, market inputs, if available, and multiple other assumptions that we believe to be reasonable.

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

The market price of our Class A shares has been and may continue to be volatile, particularly in light of the relatively early stage of the development of our businesses and immaturity of the industry in which we operate. The market price of our Class A shares depends on a number of factors, including those described in this “Risk Factors” section, some of which are beyond our control and/or unrelated to our operating performance or prospects.

Furthermore, on the back of current global macroeconomic and geopolitical uncertainty and disruption, the stock market, and the market for technology companies in particular, have recently experienced significant price and volume fluctuations that have often been unconnected or disproportionate to the operating performance of those companies. These effects have been particularly pronounced among companies active in the AI infrastructure sector, amidst substantial capital expenditures and intense public attention in this space. The market price of our Class A shares has been and may continue to be negatively impacted as a consequence of these conditions, regardless of our actual operating performance. Companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Securities litigation, if instituted against us, could result in substantial costs and/or damages, and divert management’s attention from other business concerns, which could seriously harm our business.

The foregoing factors and fluctuations could cause our shareholders to lose all or part of their investments as they may not be able to resell their Class A shares at or above the price at which they acquired such shares.

b.	We expect to issue additional equity or equity-linked securities from time to time, which may dilute the interest of our existing shareholders in our company.

In order to expand our businesses and invest in our future prospects, we may consider offering Class A shares and securities that are convertible into our Class A shares, and we may issue additional Class A shares in connection with acquisitions or joint ventures. If we sell additional Class A shares, the ownership interests of our existing shareholders will be diluted to the extent that they do not participate in such offering. We have also granted and will in the future grant equity awards to our employees, directors and consultants, which upon settlement will also dilute the interest of our current shareholders. In addition, although our articles of association do not currently authorize the issuance of preference shares, we may in the future seek shareholder approval for such shares in order to provide for flexibility in our future financing efforts. Any such preference shares may have rights senior to those our of Class A shares.

c.	Future sales of Class A shares by existing shareholders could put pressure on our share price.

We issued convertible notes in June and September 2025 and March 2026, which are convertible into up to an aggregate of approximately 66 million Class A shares. If and when such notes are convertible, and if the holders elect to convert them and to sell, it could create downward pressure on our share price.

d.	We do not intend to pay dividends in the foreseeable future. As a result, the ability of our shareholders to achieve a return on their investment will depend on appreciation in the price of our Class A shares.

We currently intend to retain all available funds and any future earnings for use in the operation and growth of our business and do not anticipate paying any dividends on our Class A shares in the foreseeable future. Additionally, our ability to pay dividends or make distributions may in the future be limited by certain restrictions in debt instruments we may decide to pursue. Accordingly, investors must rely on sales of their Class A shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

e.	The concentration of voting power with our founding shareholder limits the ability of our minority shareholders to influence corporate matters, including the election of directors.

Our Class B shares carry ten votes per share and our Class A shares carry one vote per share. As of March 31, 2026, our CEO, directors, employees and other pre-IPO shareholders together held Class A and Class B shares carrying approximately 59% of the voting power of our ordinary shares; and a family trust established by our CEO held Class B shares carrying approximately 52% of the voting power of our ordinary shares (representing an approximately 11% economic interest in our company). To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to control the election of the directors of our company and in other corporate actions that require shareholder approval.

f.	We are a “Controlled Company” within the meaning of the Nasdaq Stock Market rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Our Class A shares are listed on the Nasdaq Global Select Market, and our Board relies upon the listing requirements and rules of the Nasdaq Stock Market to assist it in its determinations of director independence. Because Mr. Volozh beneficially holds approximately 52% of the voting control as of March 31, 2026 and holds greater than 50% of the voting power for election of directors, Nebius is a “Controlled Company” as defined by Rule 5615 of the Nasdaq Stock Market rules. As a Controlled Company, we may elect not to comply with certain corporate governance requirements of the Nasdaq Stock Market, including:

•	The requirement that a majority of our board of directors consists of independent directors;
•	The requirement that we have a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	The requirement that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	The requirement for an annual performance evaluation of the nominating and corporate governance committee and the compensation committee.

While our Board currently includes a majority of independent directors and our audit and compensation committees consist solely of independent directors, Mr. Volozh is a member of our nominating and corporate governance committee. For so long as we remain a Controlled Company, we may take advantage of some or all of the exemptions to the independence requirements available to Controlled Companies. Nasdaq Stock Market’s independence standards are intended to ensure that directors who meet the criteria are free from conflicts of interest that could influence their decision-making. As a result, shareholders may not have the same protections afforded to shareholders of companies that fully comply with all Nasdaq corporate governance requirements.

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

Based on certain management estimates with respect to our gross income and the average value of our gross assets and on the nature of our business, we believe that we were not a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes for the 2025 tax year, and do not expect to be a PFIC in the foreseeable future. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets in such year, and because this is a factual determination made annually after the end of each taxable year and there are uncertainties in the application of the rules, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which has fluctuated, and may continue to fluctuate, significantly. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder.

d.	If we cease to qualify as a foreign private issuer, we would be required to comply with the U.S. securities laws and reporting requirements applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

Foreign private issuers are not required to comply with certain disclosure requirements that apply to U.S. domestic public companies. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, while we continue to qualify as a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to continue to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer that could have a material adverse effect on our results of operations.

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

Our multiple-class share structure may discourage others from initiating any potential merger, takeover or other change-of-control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

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

Most of our assets are located outside of the United States, our company is incorporated in the Netherlands, and some of our directors and most of our senior management are located outside the United States. As a result, it may be difficult to serve process on us or persons within the United States. Although arbitration awards are generally enforceable in the Netherlands, investors should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in the Netherlands. There is no mutual recognition treaty between the United States and the Netherlands, and no Dutch law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in the Netherlands.

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

Item 4. Information on the Company.

Overview

Nebius, a global AI cloud platform, delivers a unified full-stack AI cloud that spans the complete AI journey – from compute capacity to software and services that enable fast and efficient training and inference at scale. Founded around deep in-house technological expertise, Nebius offers a comprehensive and integrated suite of AI and ML cloud solutions, including both hardware and software built in-house. This combination of AI-optimized hardware and software enables us to deliver high-performance GPU compute clusters, storage, managed services, and advanced tools for AI model training and inference at enterprise-scale.

Headquartered in Amsterdam and listed on Nasdaq, Nebius Group offers one of the few global, at scale, multi-tenant clouds purpose built for AI, with a significant presence in Europe, the U.S., and other geographies around the world.

Nebius Group includes Nebius as well two distinct businesses that operate under separate brands: Avride, a leading developer of autonomous vehicles and delivery robots; and TripleTen, a leading edtech platform reskilling people for careers in tech.

Nebius Group also owns significant equity stakes in ClickHouse and Toloka, both of which have been spun out of the group.

Nebius: Full-stack AI cloud platform

Nebius provides a full-stack AI cloud - from silicon to software - encompassing data centers, in-house-designed infrastructure, and an integrated software layer with advanced tools to support any use case across the AI lifecycle, from data preparation and model training to inferencing and production deployments at scale.

Our platform is architected to serve the different types of workloads at any stage of scale or maturity of the underlying business. Nebius offers solutions for:

●	IT operations, DevOps and Platform Engineering teams needing access to compute resources in order to set up and manage the organizations’ infrastructure;
●	Data Scientists, ML Researchers and ML Engineers that want easily accessible and scalable capacity for key workloads; and
●	AI Engineers or AI Product Managers that want to consume AI services in order to fine-tune or serve models and agents, without interacting at all with the underlying infrastructure.

The foundation of our cloud is a highly efficient and sustainable hardware infrastructure layer that delivers scalable compute, storage, and networking resources engineered for high-performance AI workloads. We build our infrastructure from the ground up, designing servers and racks in-house, embedding innovation in the design of our data centers and developing software for workload orchestration and optimization. We believe this results in greater maximization of compute performance and lower customer Total Cost of Ownership (TCO). The performance of our hardware is supported by our long-standing partnerships and collaboration with leading chipmakers and OEMs, such as NVIDIA, and a consistent track record of being one of the first-to-deploy the latest generation of NVIDIA GPU chips. Our designs optimize power and cooling efficiency, lower latency, and create seamless integration with our cloud platform. This improves our performance and reliability while also strengthening our value proposition by combining the reliability and user experience of a hyperscaler with the flexibility and efficiency of purpose-built AI infrastructure.

Built on top of this robust foundation is our proprietary, purpose-built AI cloud platform, which streamlines and accelerates AI development and deployment. We operate one of the few global, multi-tenant AI-specialized clouds on the market. We can quickly and efficiently provision compute resources on demand from a single node to thousands of nodes with high-performance storage GPU-to-GPU networking, and managed services, including advanced AI and ML tools. This global, multi-tenant architecture provides flexibility and ensures that customers can handle everything from small-scale experiments to large-scale enterprise-grade AI workloads – such as model pre-training, training and data pipelines, post-training/fine-tuning, and inference at enterprise-scale, without over-provisioning, adjusting resources dynamically to meet their evolving needs. Our cloud is designed to serve the needs of organizations of all sizes with built-in enterprise-grade observability, security and compliance.

As AI is rapidly becoming a general-purpose technology, we are well positioned to service customers from large enterprises, established software vendors, scaled AI companies and startups to research labs and individual developers building the next generation of AI models, applications and services. We believe they choose our platform for its flexibility, reliability, and comprehensive support for diverse AI workloads of all sizes. Our customers are building transformative applications across a diverse range of industries, such as physical AI, healthcare and life sciences and media and entertainment.

End-to-end AI | ML platform

AIOps
- Token Factory
- Model Hub: NVIDIA NIMS
- Agentic Services: Search, Human Validation

MLOps
- Applications: Managed MLflow, JupyterLab, vLLM, ComfyUI, ...
- Data Ops: Managed PostgreSQL, Toloka
- Serverless: DevPods, Jobs, Endpoints
- Orchestration: Managed Soperator, SkyPilot, Ray/Anyscale

IaaS
- Accelerated compute: Virtual machines, Managed Kubernetes, Block volumes
- VPC networking: VPC routing
- Storage: Object storage, Shared filesystem, Data Transfer Service

Racks & Servers
- NVIDIA GPU servers: GB300 NVL72, HGX B300, HGX B200, HGX H200, HGX H100, RTX PRO 6000
- GPU Interconnect: NVIDIA NDR / XDR InfiniBand, Ethernet / RoCE
- Custom HW design: Cableless & Toolless Design, Proprietary Firmware, Power-efficient design

Data Centers
- Colocation: France, Iceland, UK, Israel, US Kansas, US Minnesota, US Oklahoma
- Greenfield: Finland, US Missouri, US Alabama
- Build-to-suit: New Jersey

NEBIUS Enterprise Platform

Access & Experience
- Self-service
- GUI, API, IaC, SDKs

Security & Compliance
- IAM (SSO, GBAC)
- Audit Logs & Secrets Mgmt.
- SOC 2, ISO, GDPR, HIPAA

Cost Control & Billing
- FOCUS-compliant Data Export
- Capacity & Quota Mgmt.

Operations & Reliability
- Observability
- Health Checks & Auto-healing
- Multi-stage HW Tests

The following sections highlight the key layers of the Nebius full-stack platform.

Data Centers

Our team has decades of experience in developing capacity at scale. For this reason, we build our infrastructure from the ground up, designing servers and racks in-house and embedding innovation in the design of our data centers resulting in optimization of compute performance. The performance of our hardware is supported by our long-standing partnerships and collaboration with leading chipmakers and OEMs, such as NVIDIA, and a consistent track record of being one of the first-to-deploy the latest generation of NVIDIA GPU chips. We leverage our advanced data center design to enhance unit economics by reducing energy overheads, optimizing IT workload allocation, and lowering server maintenance costs. This design also improves utilization and helps to ensure seamless scalability at each site. We select data center sites based on access to power, existing industrial zoning, and alignment with local governments on delivering economic benefits to the region.

In 2025, we owned and operated a data center in Finland, signed a build-to-suit location in New Jersey and signed several co-location agreements in Kansas City, the UK, Israel, France and Iceland. In February 2026, we announced the expansion of our data center footprint to include nine additional sites across seven locations in the US (Missouri, Alabama, Oklahoma, and Minnesota) and Europe (France, UK) and the Middle East (Israel), bringing our total contracted power to more than 2 GW. The majority of this capacity will be deployed from data centers that we own and design internally.

We operate four types of data centers:

Greenfield

We own the land and manage the power infrastructure, and our engineers design every aspect of the data center. This approach offers the greatest flexibility for optimizing energy efficiency and performance. Our Missouri and Finland data centers are greenfield facilities. Finland features what we believe to be one of the world’s leading power usage effectiveness (PUE) levels, employs an air-based free-cooling for high-density workloads that does not rely on external water intake. The site also integrates heat recovery, which has historically supplied up to two-thirds of local heating demand. In 2025 this system reused almost 20 GWh of server heat, contributing to an estimated 10% reduction in household heating costs. Similar cooling system designs will be implemented across new greenfield sites, such as Missouri and Alabama (announced in early 2026).

Brownfield

To accelerate speed to market, we also consider land that has existing assets already in place, including buildings, power facilities, and other structures. These sites provide additional opportunities to utilize our unique designs and generate optimal data center efficiency with faster time to market.

Build-to-suit

We may also partner with a developer who owns the land and has secured the power. Under such agreements Nebius would still provide custom specifications for the data-center buildout. This allows us to drive energy efficiency and infrastructure optimization within the facility. Our New Jersey facility follows a build-to-suit model.

Co-location

We lease capacity at existing data centers through third-party providers, enabling us to rapidly deploy compute resources. While we do not own these facilities, we apply rigorous selection criteria to ensure they meet our performance, reliability and scalability standards. Operational efficiencies are achieved through the deployment of our in-house-designed racks, optimizing power consumption. Locations of some of our current co-location sites include France, Iceland, UK, Israel, and Kansas City in the US.

Data center footprint

We have a broad data center footprint across Europe and the US. We primarily define our data center capacity in three ways:

●	Contracted power is capacity that has been secured by land and contracted power commitments. As of February 2026, we had contracted more than 2 GW of power.
●	Connected power is capacity that has power connected into data centers; and
●	Active power is capacity being consumed by IT equipment and available for revenue generation. As of December 31, 2025, we had approximately 170 MW of active power capacity across the globe and are rapidly expanding our footprint.

Our preferred method of acquired capacity is through greenfield data centers, though we remain opportunistic with co-locations as this offers faster time-to-market capacity. We are actively exploring additional sites to significantly expand our capacity.

We operate or are in-contract across more than 16 data center locations, including:

Europe and Middle East

●	Mäntsälä, Finland – a greenfield data center built to our own design specifications to optimize power and hardware for greater efficiency.
●	Paris, France – in July 2024 we signed an agreement for our Paris data center, our first co-location facility.
●	Keflavik, Iceland – in December 2024, we signed an agreement in connection with adding a cluster of thousands of GPUs at a co-location in Iceland.
●	London, UK – in November 2025, we secured the contracts to our new facility featuring NVIDIA Blackwell Ultra GPUs, supporting the goals set out in the UK Government’s AI Opportunities Action Plan.
●	Israel – in October 2025, we secured the contracts to our new co-location facility housing one of the country's first publicly available AI deployments.
●	Israel – in February 2026, we secured the land and capacity needed to commence operations in two new co-location sites in Israel.
●	France – in February 2026, we secured the land and capacity needed to commence operations in two new co-location sites in France.
●	UK – in February 2026, we secured the land and capacity needed to commence operations in a new co-location site in the UK.

United States

●	Kansas City – in November 2024, we secured the contracts for our first co-location data center in the US, located in Kansas City, MO.
●	New Jersey – in February 2025, we signed an agreement for our first built-to-suit facility, located in Vineland, NJ.
●	Missouri – in February 2026, we secured the land and capacity needed to commence operations in a newly owned data center site located in Missouri.
●	Alabama – in February 2026, we secured the land and capacity needed to commence operations in a newly owned data center site located in Alabama.
●	Minnesota – in February 2026, we secured the contracts needed to commence operations in a new co-location data center site in Minnesota.
●	Oklahoma – in February 2026, we secured the contracts needed to commence operations in a new co-location data center site in Oklahoma.

Racks and Servers

Designing our servers and racks in-house gives us full control over server prototyping, production and deployment, which is a key factor in reducing operational costs, accelerating time-to-market and scaling AI infrastructure. Our servers are engineered to operate at temperatures up to 40°C (105°F), compared to the ASHRAE standard limit of 27°C (80°F). This makes air cooling sufficient to maintain optimal performance for the current generation of chips, even those with high thermal density. Beyond energy savings, our proprietary server firmware and toolless rack design simplify maintenance and repairs, so components can be replaced within minutes instead of hours, improving reliability and uptime and offering significant TCO gains for our customers. This also reduces staffing requirements, allowing one engineer to manage thousands of servers. Furthermore, our streamlined design enhances workplace safety, reducing risks associated with complex traditional server maintenance.

Our hardware stack consists of the following core components:

●	Compute – our compute solutions primarily include GPU instances, providing flexibility for diverse workloads. Our strong relationships with NVIDIA and OEM partners support our ability to consistently provide the latest and most advanced GPU technology available in the marketplace. We announced in January 2026 that Nebius will be among the first NVIDIA Cloud Partners to bring the next-generation accelerated computing platform, the NVIDIA Vera Rubin NVL72, to customers in the US and Europe. Our GPU-based servers include NVIDIA GB300 NVL72, GB200 NVL72, HGX B200, HGX B300, HGX H100 and RTX PRO 6000.
●	InfiniBand-connected GPU clusters – we use NVIDIA InfiniBand NDR/XDR GPU-to-GPU interconnects, ensuring high-speed, low latency communication.
●	Storage – we offer a range of storage solutions to meet diverse customer demands, including block storage, shared file storage and object storage. Our platform combines in-house storage offerings with solutions from leading third-party storage providers, giving customers flexibility to optimize storage based on their individual needs and use case.

Infrastructure-as-a-Service (IaaS)

Built on top of this robust foundation are our proprietary, purpose-built IaaS solutions for AI-native workloads. We operate one of the few global, multi-tenant AI clouds on the market. We can quickly and efficiently provision compute resources on demand from a single node to thousands. Embedded orchestration across resource usage enables efficient scaling and fewer performance bottlenecks supported by a unified control plane, enabling efficient scaling of distributed training and inference workloads. Our cloud is designed to serve the needs of large organizations by embedding enterprise-grade security and governance functionality. Teams across DevOps, IT Operations and Platform Engineering operate in this layer. Key capabilities include:

●	Elastic scaling and resource allocation – The platform supports dynamic scaling of compute resources based on workload demand, enabling efficient utilization of GPU infrastructure across training and inference workloads.
●	We offer compute instances in the form of virtual machines and containers. Container orchestration is based on an upstream managed Kubernetes stack, built on open-source solutions and proprietary components, delivering resilient and extensible infrastructure for managing containerized workloads and services at scale.
●	AI-optimized storage offering includes object storage, a shared filesystem, with homegrown or 3rd party options. A Data Transfer Service is available for customers to move object storage buckets across different environments.
●	Virtual Private Cloud networking offerings such as routing are also supported.

This global, multi-tenant, virtual architecture provides flexibility and ensures that customers can have quick and easy access to AI-optimized compute resources and handle everything from small-scale experiments to enterprise-grade AI workloads – such as data preparation, model pre-training, fine-tuning, and inference at enterprise-scale, without over-provisioning, adjusting resources dynamically to meet their evolving needs.

This AI-optimized IaaS layer provides the foundation for higher-level software capabilities, enabling customers to move from infrastructure provisioning to model development and deployment without managing the underlying hardware.

Machine-learning operations (MLOps) layer

On top of this virtual infrastructure, the MLOps functionality streamlines the entire machine-learning lifecycle, from data preparation, pre-training and post-training/fine-tuning, as well as serving models, offering complete choice for users, depending on the requirements of their use case and infrastructure control. By integrating model optimization and deployment workflows, the MLOps layer reduces time-to-production and enables efficient transition from experimentation to live environments. Data Scientists, ML Researchers and ML Engineers can schedule jobs and deploy applications to align with their own workflows and tooling, at various levels of infrastructure expertise. It includes:

●	Apps – a comprehensive catalogue of third-party applications easily accessible as managed services or images, such as MLflow, JupyterLab,vLLM and ComyUI.
●Serverless – a suite of features that allows developers and data scientists to schedule training jobs and use inference endpoints, without having to deal with the complexity of setting up and configuring infrastructure.
●Data Ops – data pipeline and data-centric AI workflows, delivered in partnership with Toloka, support dataset creation, labeling, evaluation, and continuous improvement of data used in production systems.
●Orchestration – various options for scheduling AI workloads including our own open-source solution Soperator, and deep integrations with third-party tools such as SkyPilot, Ray/Anyscale and dStack. For example, Soperator, used by many of our customers, is a Slurm-on-Kubernetes AI workload orchestration offering for machine learning and high-performance compute clusters. It enables robust job scheduling, fault-tolerant training, within a simplified user experience.

Artificial intelligence operations (AIOps) layer

We also natively integrate a set of features that address the needs of AI Engineers and Product Managers that require less infrastructure complexity to easily serve and fine-tune models in production, at scale. This enables easy access to existing open source and commercial models. Our AIOps layer supports the deployment and operation of AI systems in production, abstracting infrastructure complexity while providing performance, reliability, and governance. These layers are natively integrated into our platform to enable customers to move from infrastructure provisioning to model development and into production deployment within a single platform. Such solutions include:

●	Nebius Token Factory – Our enterprise-grade managed inference service, released in November 2025, enabling vertical AI companies and digital enterprises to deploy, optimize and fine-tune open-source and custom models at scale with enterprise-grade reliability and control. Token Factory incorporates autoscaling and performance management capabilities, enabling customers to operate high-throughput inference workloads with predictable latency and cost efficiency. Token Factory supports all major open models, including DeepSeek, GPT-OSS by Open AI, Llama, NVIDIA Nemotron and Qwen, and offers customers the option to host their own models. Unlike traditional GPU-per-hour pricing, Nebius Token Factory is monetized through a token-based model, offering customers greater flexibility and cost efficiency.
●	Model Hub – Model Hub offers direct access to various AI models from NVIDIA in the form of containerized microservices (NVIDIA NIMs), easily deployed on top of the customers’ environment, providing more control of infrastructure concepts and configurations.
●	Agentic Services – In February 2026, we acquired Tavily, an agentic search provider serving large enterprises and AI technology companies. The acquisition brings real-time search infrastructure into Nebius’s cloud platform, and advances Nebius’s strategy towards a unified platform where vertical AI companies and enterprises can build, tune, and run autonomous agents. Furthermore, we announced plans with Toloka to bring Tendem.ai into the Nebius ecosystem, the first platform to embed vetted human experts directly into agentic workflows for human-in-the-loop validation. Expert judgment is callable via the Model Context Protocol (MCP), the emerging standard for AI tool integration. With those two new additions, Nebius is expanding the integrated software stack developers need to assemble and operate enterprise-grade agentic systems. These capabilities expand the platform toward supporting agentic systems, including real-time data integration (Tavily) and human-in-the-loop validation (Tendem) within production workflows.

Enterprise Platform

Our cloud is designed to serve the needs of any type of organization by embedding enterprise-grade security and governance functionality. Our multi-tenant cloud platform provides a unified control layer that enables customers to securely access, consume, manage, and operate AI workloads at scale. It integrates self-service interfaces, enterprise-grade security and compliance, cost visibility and resource controls, and robust operational capabilities to ensure reliability and performance across the full AI lifecycle. Our enterprise platform includes:

●	Access and experience: Self-service provisioning and well-documented interfaces (GUI, API, IaC/Terraform, SDKs), enable developers and enterprises to easily access and consume the platform based on their preferred workflows and tools.
●	Security and compliance: Enterprise-grade features that give organizations the trust, control, and simplicity they need to run their most critical AI workloads in production at scale, delivered as part of Nebius AI Cloud 3.0 “Aether” release in the third quarter of 2025:
o	Fine-grained IAM (SSO, role-based access) for secure organizational access to the platform.
o	Independently validated security certifications such as SOC 2 Type II including HIPAA, and ISO 27001, and alignment with NIS2, DORA, ISO 27032, ISO 27701, and ISO 27799 regulatory frameworks for security.
o	Audit logging and secrets management.
●	Cost control and billing: cost visibility through FOCUS-compliant data export, along with capacity planning, quotas, and resource controls, provides transparency and efficient management of infrastructure spend.
●	Operations, reliability and sustainability: our full-stack control across every step of the hardware and software build, from servers to agents, uniquely enables us to provide end-to-end observability, automated health checks and self-healing. We also report on energy consumption and provide transparency into efficiency metrics, enabling customers to better manage workloads and support their carbon accounting and reporting.

Customers and Go-to-Market Strategy

Our primary customers today range from large enterprises, established software vendors, scaled AI companies and startups to research labs and individual developers building the next generation of AI models, applications and services. We believe they choose our platform for its flexibility, reliability, and comprehensive support for diverse AI workloads of all sizes. Our customers are building transformative applications across a diverse range of customer segments and industries.

With respect to our go-to-market efforts, we have made and continue to make significant investments in our sales and marketing functions to expand our customer base and build our brand recognition. Our direct sales and channel teams continue to scale, supported by growing pre-sales and post-sales teams that seek to ensure customer success from initial engagement through deployment. This includes dedicated system architects who lead proofs-of-concept and accelerate onboarding, as well as robust ongoing technical and engineering support.

We plan to strategically focus our sales and go-to-market organization build out targeting a number of key enterprise verticals that represent end markets that are already seeing early traction in AI adoption and have the potential for long-term value creation. We see attractive opportunities in growing our footprint in physical AI, healthcare and life sciences and media and entertainment, as well as retail and e-commerce and financial services.

Below we provide more details on our key target customer segments:

Enterprise Customers

These include mid-market and larger enterprises that plan to use AI to drive efficiencies and optimized results within their organization. Use cases can range from in-house model development and fine-tuning to the deployment and inferencing of open-source AI models. We anticipate that the scale of deployments from enterprise customers and related compute requirements, in particular inference workloads, will grow substantially over time as AI models become more widely available and cost effective to deploy in production systems.

Software Vendors

These companies include technology firms that are adopting AI to enhance an existing suite of software services, or to develop new products and applications that harness the power of our AI cloud platform to generate new sources of revenue and heightened efficiency. Our business with software vendors has already started to scale rapidly, for both training and inference workloads, as these customers have already started taking the next step from model building to application deployments at enterprise-scale.

AI-Native Tech Companies

These are generally VC-backed AI-native technology companies that are building AI-specific solutions and need a full-stack AI cloud service that is flexible, scalable, and able to meet their AI workload needs. The AI workloads that these customers run with Nebius include training, fine-tuning and inferencing using both proprietary and open-source models. Typically, these customers make use of a range of different products and services that are available on our platform, including managed services for workload management and orchestration as well as MLOps tools. This customer segment also includes independent developers and researchers who are able to access our AI cloud platform via our self-service offering, which provides instant access to GPUs on demand.

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

Hyperscaler Contracts

AI hyperscalers represent important large scale customers for AI compute capacity. The purchasing behavior of these industry-leading technology companies (some of which may offer competing solutions to our AI cloud) differs from our primary customer base and may not include our primary AI cloud services. We may engage in such customer contracts when the supply conditions and economic terms are in the best interests of the company. In 2025 and early 2026, we secured significant long-term committed contracts with two large hyperscalers, Microsoft and Meta. These multi-year, multi-billion dollar agreements offered attractive economics and financing terms, which enabled us to invest in and grow our core AI cloud business.

Other businesses and equity stakes

Avride

Avride is a developer of autonomous driving technology for self-driving cars and delivery robots for use-cases across ride-hailing, logistics, e-commerce, food and grocery delivery. The company’s main operations are in Austin, Texas, with additional R&D hubs in Europe, Israel and South Korea.

In 2024, Avride signed a multiyear partnership with Uber to deploy its autonomous vehicles and delivery robots for Uber and Uber Eats in the US. As part of this collaboration, Uber Eats launched delivery services utilizing Avride’s sidewalk robots in Austin and Dallas, TX, in 2024, with further expansion to Jersey City, NJ, in February 2025. The partnership also encompasses autonomous vehicle solutions, which launched commercially on the Uber ride-hailing platform in Dallas in December 2025.

Avride has also partnered with Grubhub, deploying its sidewalk robots for last-mile deliveries at the Ohio State University campus. Within the first month of deployment, the number of daily deliveries reached approximately 1,200. In September 2025, Avride also launched campus service at The University of Arizona in Tucson.

Avride continues to expand its presence beyond campuses and food delivery to include use cases in supermarkets at H-E-B and, in Japan, the company is providing autonomous retail logistics deliveries for Mitsui Fudosan at the country’s largest outlet mall.

Core to Avride’s growth and distribution strategy is expanding the partner network. During 2025, Avride onboarded Shake Shack, Wendy’s, and White Castle, and signed commercial agreements with Uber Eats and Grubhub to utilize those distribution platforms.

In March 2025, Avride entered a strategic partnership with Hyundai for the joint development of an autonomous driving platform and the expansion of its fleet. As part of this collaboration, Avride will initially deploy 100 Hyundai Ioniq 5 SUVs retrofitted with autonomous driving technology in the near-term, with plans for further fleet expansion.

In October 2025, Avride announced a strategic partnership with Uber. Under the agreement, both Uber and Nebius will make strategic investments and other commitments of up to $375 million in Avride. This investment accelerates Avride’s capacity to advance its autonomous technology, continue building its fleet of vehicles, and expand its coverage map.

We are actively exploring further third-party investment into Avride, including transactions in which we may cede control.

TripleTen

TripleTen is an edtech platform focused on reskilling individuals for careers in technology and driving broader AI education. As of December 31, 2025, the company offered seven immersive program tracks – AI / Machine Learning, AI Automation, Data Analytics, Cybersecurity, Quality Assurance, AI Software Engineering, and UX/UI design – principally in the US and Latin America. In September 2025, the company expanded the offerings of Nebius Academy as a B2B solution that helps companies and large organizations educate their workforces.

TripleTen operates on a proprietary tech stack and automated platform that enables scalable course development, localization, and expansion at minimal incremental cost.

Material Equity Stakes

In addition to our core AI cloud and other businesses, we own equity stakes in both ClickHouse and Toloka, two businesses that were both created and developed by our in-house engineering teams and spun out from the group.

We hold a significant minority stake in ClickHouse, an open-source, column-oriented, database management system provider that was spun off from the group in September 2021.

We also hold a significant equity stake in Toloka, a leading data provider for LLM and GenAI developers, which was spun off from the group in May 2025.

Competition

The markets that we target are highly competitive and rapidly changing. Given the current pace of innovation and technological advancement, we anticipate continued high levels of competition in the industry.

As a full-stack AI cloud provider, we face competition from cloud computing providers that are scaling AI-specific offerings, such as Amazon (AWS), Google (Google Cloud Platform), Microsoft (Azure) and Oracle.

Given the breadth of our services, we also face different competitors across the AI cloud stack. For example, on the compute layer, we see other AI-centric providers offering bare-metal GPU clusters and GPU-centric data center operations. This group of competitors includes CoreWeave, Crusoe, and Lambda Labs, among others. Solutions such as Token Factory may face competition from AI-native inference-as-a-service solutions such as Fireworks AI and Together AI.

We believe that our core competitive advantages include:

●	Our full-stack, AI-native cloud approach from silicon to software, with offerings spanning the entire AI cloud value chain - from data center compute, hardware to software solutions and production-scale token generation;
●	Leading team of AI / ML and cloud engineers focused on developing our growing portfolio of tools and services to optimize and accelerate complex AI workloads at the AI cloud and AI Platform and Applications layers;

●	Proven ability to engineer, develop, deploy and scale a wide variety of AI-native software and service technology businesses that customers demand;
●	A comprehensive suite of AI services – from data preparation to app deployment and token generation– within a single environment, eliminating the need for multiple vendors and resulting in efficiencies, reduced operational complexity and improved ROI;
●	Architecture optimized for large-scale AI deployments, enabling customers to scale their infrastructure quickly and easily up or down as needed, with auto-scaling capabilities that automatically adjusts infrastructure to match workload fluctuations, ensuring AI applications run at optimal efficiency;
●	Strong track record of planning, building and operating energy- and resource efficient data centers with heavy power loads and high rack densities in a reliable, scalable manner, leading to high utilization rates;
●	In-house hardware design, development and production with lower cost of ownership leading to faster time-to-market;
●	Workload orchestration and optimization tools that allow customers to achieve scalable, efficient and sustainable outputs;
●	Longstanding partnerships with critical AI hardware providers and leading server original equipment manufacturers (OEMs);
●	Our Reference Platform NVIDIA Cloud Partner status, one of only a handful of AI cloud providers to meet these requirements globally, underscoring Nebius’s expertise in designing and deploying a full stack of hardware and software infrastructure that meets NVIDIA’s standards for AI and ML workloads; and
●	Flexible access to affordable capital with a strong balance sheet.

The other businesses within the group also face their own competitors in the markets in which they compete. For example, Avride competes with other major developers of self-driving technologies, including Waymo, Zoox, and others. TripleTen primarily competes with a number of US-based education technology bootcamp providers.

Employees and workforce culture

As of December 31, 2025, Nebius had approximately 1,500 employees, the majority of whom are engineers.

Talent is the foundation of our business, and we have historically built our products around people. Our full-stack AI cloud offering is a direct result of the expertise in our team across domains including data-center construction and operations, hardware engineering and R&D, cloud solutions development, AI and ML engineering, backed by experienced business development and management professionals.

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

Commitment to sustainability

Sustainability is at the core of our business, enhancing efficiency, reliability and affordability while reducing environmental impact. We integrate responsible practices across our operations and technology stack to align growth with resource management with long-term community benefit. Alongside building AI cloud that delivers maximum performance per watt, we prioritize supporting the communities where we operate through a growing set of initiatives across education partnerships, training programs and access to compute resources for academia and research.

Our sustainability efforts focus on three key areas: sustainable computing, empowerment through technology, and reliability and security.

Sustainable Computing

As AI workloads scale and demand for compute grows, we focus on driving efficiency across the entire technology stack – from hardware and data center systems to software tools for workload orchestration and optimization – to optimize resource use. This enhances infrastructure reliability, results in economic benefits for both our business and our customers, and reduces environmental impact.

●	Vertical integration – through vertical integration and full-stack control, we reduce energy consumption per workload, increase compute density per megawatt, lower operating overhead, working to secure performance and reliability across system components rather than addressing efficiency at a single layer.
●	Hardware – our in-house servers and racks are designed for thermal efficiency and simplified maintenance. Internal tests show our servers consume approximately 20% less power than equivalent third-party hardware and are fully operational at higher temperatures, enabling efficient cooling configurations and minimizing downtime risks.
●	Data-center design – facilities we design and own achieve up to four times lower overheads compared to industry averages, as measured by infrastructure overhead metrics such as PUE, and feature advanced cooling architectures, including closed-loop liquid cooling systems for next-generation GPUs that do not rely on water intake. At our Finnish site, cooling systems integrate with heat recovery that captures server heat and donates it to a municipal heating network. In recent years, this heat has covered up to two-thirds of the municipality’s annual heating demand, contributing to lower heating costs for households and reducing carbon emissions associated with conventional heat production.
●	Cloud-embedded capabilities – our cloud platform is designed for efficiency. Flexible GPU allocation, workload batching, auto-scaling, auto-healing, and resource-efficient inference tools help maximize cluster utilization, minimize idle capacity and lower client costs.

Empowerment through Technology

We leverage our full-stack AI infrastructure and expertise to support innovators, researchers and organizations developing next-generation technologies, while helping individuals build the skills required in an AI-driven economy. Our cloud platform enables advanced AI workloads across high-impact domains such as healthcare, life sciences and robotics, supporting applications in areas including genomics, drug discovery, precision diagnostics and autonomous systems. For example, our infrastructure has been used by companies such as Prima Mente, which trained Pleiades, a large-scale epigenetic foundation model, enabling analysis of DNA methylation patterns for early detection of neurodegenerative diseases such as Alzheimer’s.

We also support early-stage innovation through targeted programs. In 2025, we launched the AI Discovery Award, providing GPU credits to startups working on areas such as cancer prediction, protein targeting, transcriptomic mapping and precision diagnostics, with the aim of accelerating high-impact research and fostering collaboration between startups and investors.

Through Nebius Academy, our AI education platform for researchers and engineers, we provide training, certifications and academic partnerships designed to equip participants with practical skills in data science, machine learning and generative AI. These programs are complemented by initiatives we are developing to expand access to AI resources, including cloud grants and compute access for academic and research institutions.

Our approach also extends to the communities where we operate. Throughout 2025, we have been engaging with local stakeholders to understand community priorities, with the objective of delivering sustained, long-term local benefits alongside infrastructure development. Our community engagement plan includes building local partnerships with educational institutions and training providers, offering AI literacy and workforce development programs, and prioritizing local hiring and skills development where possible.

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

History and Development of the Company; Organizational Structure

Nebius Group N.V. is a Dutch public company with limited liability. The registered office is at Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands. Nebius’s Class A ordinary shares are listed on the Nasdaq Global Select Market under the ticker symbol NBIS.

In July 2024, we completed the divestment of all our group’s businesses in Russia and related businesses in certain international markets. The divested businesses constituted more than 95% of the group’s consolidated revenues, assets and employees at that time. Following the divestment, the group continues to be headquartered in Amsterdam, with principal operations in Europe, the US and Israel. Trading in our shares resumed on October 21, 2024, following the completion of the divestment.

Nebius Group N.V. is the holding company of the group. Our principal operating subsidiaries are Nebius B.V., Nebius Inc. and EdTech Plus B.V.

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

Overview

Nebius, a global AI cloud platform, delivers a unified full-stack AI cloud that spans the complete AI journey – from compute capacity to software and services – that enable fast and efficient training and inference at scale. Founded around deep in-house technological expertise, Nebius offers a comprehensive and integrated suite of AI and ML cloud solutions, including both hardware and software built in-house. This combination of AI-optimized hardware and software enables us to deliver high-performance GPU compute clusters, storage, managed services, and advanced tools for AI model training and inference at enterprise-scale.

Headquartered in Amsterdam and listed on Nasdaq, Nebius Group offers one of the few global, at scale, multi-tenant clouds purpose built for AI, with a significant presence in Europe, the U.S., and other geographies around the world.

Nebius Group includes Nebius as well as two distinct businesses that operate under separate brands: Avride, a leading developer of autonomous vehicles and delivery robots; and TripleTen, a leading edtech platform focused on reskilling people for careers in tech.

Nebius Group also owns significant equity stakes in ClickHouse and Toloka, both of which have been spun out of the group.

We believe the most significant factors that affect our businesses are the following:

●	Competing effectively in a rapidly evolving market. We operate in a highly competitive industry characterized by continuous technological advancements and evolving customer needs. To strengthen our market position, we are investing in the continuing development of a flexible, full-stack AI cloud solution that extends beyond bare-metal compute, and includes comprehensive software and value-added services for our clients. This approach positions us well to address a broader customer base - ranging from start-ups to independent software vendors and enterprises - and drive long-term growth.

●	Expanding our customer base. AI is rapidly moving from research into large-scale production systems and is reshaping cloud infrastructure requirements. As this occurs, we are well positioned to service customers from large enterprises, established software vendors, scaled AI companies and startups, research labs and individual developers building the next generation of AI models, applications and services. We work to support diverse AI workloads of all sizes and have a broad base of services. This enables us serve hundreds of customers, reduce concentration risk and become the platform of choice for next-gen businesses. Our customers are building transformative applications across a diverse range of industries including physical AI, healthcare and life sciences, and media and entertainment.
●	Scaling with our customers. As we see enterprise adoption of AI accelerate, this creates demand for secure, reliable infrastructure and purpose-built cloud solutions. To address this, we launched Nebius AI Cloud 3.0 “Aether” and also version 3.1, our enhanced software platform. We are natively embedding this enterprise-grade security and functionality into our platform to better serve enterprise clients and those who are scaling rapidly.
●	Building scalable and resilient data center capacity. The rapid growth of AI workloads, particularly for large-scale foundation models and generative AI applications, is driving increasing demand for high-performance computing (HPC). To maintain competitiveness, we are expanding our global data center footprint, building highly optimized and scalable infrastructure, including GPU clusters, high-speed networking and an efficient AI cloud software stack.
●	Leveraging our global footprint to capture new opportunities. While the majority of our customer base is currently concentrated in the US, AI adoption is accelerating worldwide. With data centers in Finland, France, Iceland, the UK, and Israel, in addition to our US-based GPU clusters, and a domicile in Amsterdam, we are positioned to capture customer demands and capture demand globally.
●	Securing power, components and talent needed for our data centers, against a dynamic regulatory backdrop. The process of successfully building a high-performant data center is dependent on our ability to secure land and power, procure the right components, design and construct the facility and maintain the site. This process can be long and complex. Our ability to navigate the evolving regulatory framework (to secure access to land and power), dynamic supply chain (to obtain critical hardware components in a timely and cost-effective manner), and constrained talent pool (to maintain and operate our facilities), is key to our success. Our team’s expertise in building highly performant data centers is complemented by working closely with both local municipalities and our supply chain partners to minimize disruptions.
●	Access to capital to support our growth ambitions. Our capacity and platform expansion plans require raising capital to support R&D, hiring talent and the acquisition of land, power, data center building materials, as well as the racks, servers, and GPUs that power our ability to deliver our AI cloud services. Our ability to secure this financing is instrumental to our growth plans. In 2025, we raised over $5 billion, primarily through equity and convertible debt at interest rates between 1.0% and 3.0%. In the first quarter of 2026, we raised more than $6 billion in additional equity and convertible debt financing, and we will continue to evaluate other opportunities, including new sources of capital, such as asset-backed financing.
●	Expanding our talent base. Our success depends on a highly skilled workforce across key domains such as infrastructure engineering, cloud computing, software development, AI/ML engineering, and business development. Since our formation, we have benefited from having a strong technical team in place, which has built the foundation of our business. As we scale, we are expanding our sales, marketing, and customer success teams with hires from leading technology companies, including hyperscalers and neocloud providers. We will continue assessing talent needs and focusing on competitive HR practices to be an employer of choice.
●	Integration of newly acquired businesses and assets. In February 2026, we acquired Tavily, a leading provider of AI agentic search. We plan to continue to strategically acquire or invest in businesses that can expand or enhance our AI cloud platform through talent and/or technology.

●	Our other businesses also operate in high-growth sectors. Outside of our core AI Cloud business, the other businesses we hold, Avride and TripleTen, have exposure to the dynamic and fast-growing autonomous vehicles and edtech sectors.

Refer to “Risk Factors” (Part I, Item 3 of this Annual Report) for a discussion of these factors and other risks.

Operating Segments

Our primary business, Nebius, delivers a unified full-stack AI cloud platform that spans the complete AI journey – from compute capacity to software and services that enable fast and efficient AI application deployment and inference at scale. Founded around deep in-house technological expertise, our platform offers a comprehensive and integrated suite of AI cloud solutions, including both hardware and software built in-house, designed to support the entire AI lifecycle - from silicon to software. This combination of AI-optimized hardware and software enables us to deliver high-performance GPU compute clusters, storage, managed services, and advanced tools for AI model training, application building and deployment, and inference at enterprise-scale.

In addition to our core Nebius cloud business, Nebius Group also holds two distinct businesses that operate under separate brands:

●	Avride – a developer of autonomous driving technology for self-driving vehicles and delivery robotics.
●	TripleTen – a leading edtech platform focused on re-skilling individuals for careers in technology.

Starting the second quarter of 2025, the Company introduced the following changes to the segments under which it previously reported financial results:

Toloka, an AI development platform, previously constituted an operating segment within the Group. In May 2025, following the completion of a third-party investment in Toloka, Nebius ceased to hold majority voting power in Toloka and no longer includes Toloka’s results in Nebius’s consolidated financial statements; we now report our stake as an equity method investment. Comparative financial information appearing elsewhere in this Annual Report has been recast to reflect the results of Toloka within discontinued operations.

Key Trends Impacting Our Results of Operations

The key factors affecting our results of operations include the current geopolitical and macroeconomic environment (including geopolitical conflicts and the potential impact of tariffs and other trade restrictions), the current demand-supply imbalance of GPUs, supply chain constraints in semiconductor and data center components, high competition for power as well as engineering talent and data center personnel, access to investment capital, inflationary pressures, and regulatory shifts impacting the technology and AI infrastructure sectors. These factors can influence our cost base, capacity expansion plans, capital expenditures and overall market demand. During the year ended December 31, 2025, these factors outlined above did not have a meaningful impact on our financial results.

We anticipate that our results of operations will continue to be significantly affected by the level of expenditures we incur to expand our compute capacity, the cost of capital available to us to finance this growth, and the pricing and supply/demand dynamics in our competitive and rapidly evolving industry.

Additionally, in 2025 and early 2026, we signed strategic, long-term contracts to provide capacity to Microsoft and Meta. Our ability to provide capacity to these customers will be critical to our operating and financial performance as we fulfill our obligations to these customers over the life of contracts (five years).

Components of Results of Operations

Revenue

Our core AI cloud business generates revenue by providing our customers with a comprehensive and integrated AI cloud platform, underpinned by high-performance GPU compute capacity, storage, and networking resources, as well as value-add software solutions. The core AI cloud business is designed to support the entire AI lifecycle - from building and deploying AI models, to managing large-scale AI applications and producing inference tokens. Revenue from the cloud platform is recognized as services are provided in accordance with customer contract due dates and the applicable contract model. We offer both on-demand “pay-as-you-go” pricing and fixed “reserved capacity” contracts.

TripleTen generates revenue from educational services to individual customers (students) through boot camps and project-based learning opportunities by providing online educational products.

Avride has made only a limited contribution to the total revenue to date.

Operating costs and expenses

We classify operating costs and expenses as follows: cost of revenues; product development; sales, general and administrative; and depreciation and amortization.

Cost of Revenues

Cost of revenues primarily consists of costs of operation and co-location of data center facilities, the electricity, utility and maintenance costs in data centers, personnel costs, payment processing and students’ tuition fees and other related expenses. The group’s owned Finland data center together with rented data center facilities and co-location agreements are significant components of the group’s cost of revenues.

Product development

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the group’s technology platforms, from infrastructure to software. Product development expenses also include rent and utilities attributable to office spaces occupied by development staff.

Sales, general and administrative

Sales, general and administrative expenses include expenses for personnel engaged in sales and promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in proportion to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; legal and audit services; and other expenses related to the group’s wider operating activities.

Depreciation and amortization

Depreciation and amortization expenses relates to the depreciation of property and equipment, mainly servers and networking equipment, data center related infrastructure equipment and office furniture, and the amortization of intangible assets.

Share-based compensation

In the consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among the cost of revenues; product development expenses; and sales, general and administrative expenses.

Interest income

Interest income is mainly generated from short-term bank deposits and cash account balances.

Interest expense

Interest expense primarily consists of contractual interest and the amortization of debt discounts and issuance costs associated with our outstanding debt obligations. It also includes interest accretion related to significant financing components arising from differences between the timing of the transfer of goods or services to customers and the timing of customer payments. Interest expense is reflected net of capitalized interest.

Gain from revaluation of investments in equity securities

Gain from revaluation of investments in equity securities includes primarily the remeasurement of our investment in ClickHouse, following a third-party investment in that company.

Income / (loss) from equity method investments

Income / (loss) from equity method investments includes the results of Toloka, which was deconsolidated in the second quarter of 2025 and subsequently accounted for under the equity method, and minor stakes in venture capital funds.

Other income / (loss), net

Other income / (loss), net consists of gains from investments in money market funds and foreign exchange gains and losses. Dynamics of foreign exchange gains and losses reflect changes in the U.S. dollar value (the group’s reporting currency) of monetary assets and liabilities that are denominated in other currencies (primarily the euro), as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies.

Results of Operations

The following table presents our historical consolidated results of continuing operations for the periods indicated:

	Year ended December 31,
	2023	2024	2025

	(in millions of U.S. dollars)
Revenues	9.8	91.5	529.8
Operating costs and expenses:
Cost of revenues	19.6	43.7	166.2
Product development	87.1	114.8	177.3
Sales, general and administrative	159.5	255.5	380.1
Depreciation and amortization	29.3	77.1	417.9
Total operating costs and expenses	295.5	491.1	1,141.5
Loss from operations	(285.7)	(399.6)	(611.7)
Interest income	3.3	63.6	31.8
Interest expense	—	—	(61.5)
Gain from revaluation of investments in equity securities	—	—	598.9
Income / (loss) from equity method investments	(10.9)	0.4	(24.3)
Other income / (loss), net	(3.7)	(17.4)	80.6
Net income / (loss) before income taxes	(297.0)	(353.0)	13.8
Income tax expense / (benefit)	2.0	(1.0)	4.0
Net income / (loss) from continuing operations	(299.0)	(352.0)	9.8

Comparison of the Fiscal Years Ended December 31, 2023, 2024 and 2025

Revenues

The table below presents information about the revenues of the reportable segments:

	Year ended December 31,			Year on year growth
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Nebius	9.6	68.3	480.3	611%	603%
Avride	—	0.3	1.3	n/m	333%
TripleTen	8.2	28.8	54.1	251%	88%
Total segment revenues	17.8	97.4	535.7	447%	450%
Eliminations	(8.0)	(5.9)	(5.9)	(26)%	—
Total revenues	9.8	91.5	529.8	834%	479%

Eliminations represent the elimination of transactions between the reportable segments, such as use of our Nebius cloud platform by other segments within the group.

Revenues by reportable segment:

Total revenues for the year ended December 31, 2025 increased by $438.3 million, or 479%, from $91.5 million in 2024 to $529.8 million in 2025. This increase was predominantly driven by the revenues generated by our core AI cloud business, Nebius, and to a lesser extent, growth in TripleTen.

●	Revenues for the Nebius AI cloud business increased by $412.0 million, or 603%, from $68.3 million in 2024 to $480.3 million in 2025. The increase was primarily driven by our ability to scale our global infrastructure footprint and deploy next-generation GPUs to service growing customer demand for AI infrastructure services. The deployment of five new locations during 2025 increased available capacity and supported new customer onboarding and workload expansion. This resulted in the diversification of our customer base, with the addition of several AI natives, large startups, enterprise customers, and (later in the year) new long-term agreements with AI hyperscalers.
●	Revenues from TripleTen increased by $25.3 million, or 88%, from $28.8 million in 2024 to $54.1 million in 2025. The increase was primarily driven by growth in student enrollment and an increase in average revenue per student.

Total revenues for the year ended December 31, 2024 increased by $81.7 million, or 834%, from $9.8 million in 2023 to $91.5 million in 2024.

●	Revenues for the Nebius business increased by $58.7 million, or 611%, from $9.6 million in 2023 to $68.3 million in 2024. The growth of the Nebius business was largely due to new customer contracts and increasing size of engagements per customer, facilitated by the expansion of our data center facilities and significant growth in the number of deployed GPUs.
●	Revenues from TripleTen increased by $20.6 million, or 251%, from $8.2 million in 2023 to $28.8 million in 2024. The main driver for the growth in revenues was the growth in the number of new students on the back of the increasing penetration of the core US market as well as expansion to Latam.

Avride made only a limited contribution to the total revenue for the group during both periods.

Operating Costs and Expenses

Cost of Revenues

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Cost of revenues	19.6	43.7	166.2	123%	280%
as a percentage of revenues	200%	48%	31%
as a percentage of operating costs and expenses	7%	9%	15%

Cost of revenues for the year ended December 31, 2025 increased by $122.5 million, or 280%, from $43.7 million in 2024 to $166.2 million in 2025. The increase was primarily driven by the expansion of our Nebius AI cloud business, including a $87.4 million increase of expenses related to co-location arrangements and operating lease agreements as we scaled our infrastructure capacity, a $21.7 million increase in outsource services and data center utilities, and a $7.2 million increase in personnel-related expenses due to additional hiring to support the growth of data center operations.

Cost of revenues for the year ended December 31, 2024 increased by $24.1 million, or 123%, from $19.6 million in 2023 to $43.7 million in 2024. The increase was due to the expansion of our Nebius AI cloud business. Growth accelerated in the second half of 2024, after we completed the material divestment transaction in 2024, as we were then able to increase our data center capacities in the form of co-location agreements and hiring of additional personnel.

Avride and TripleTen businesses made limited contribution to the overall increase in cost of revenues in both periods.

Product Development Expenses

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Product development expenses	87.1	114.8	177.3	32%	54%
as a percentage of operating costs and expenses	29%	23%	16%

Product development expenses for the year ended December 31, 2025 increased by $62.5 million, or 54%, from $114.8 million in 2024 to $177.3 million in 2025. The increase was primarily due to an increase in headcount of personnel engaged in product development activities from 653 to 813.

Product development expenses for the year ended December 31, 2024 increased by $27.7 million, or 32%, from $87.1 million in 2023 to $114.8 million in 2024. The increase was primarily due to an increase in headcount of personnel engaged in product development activities.

Sales, General and Administrative Expenses

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Sales, general and administrative expenses	159.5	255.5	380.1	60%	49%
as a percentage of operating costs and expenses	54%	52%	33%

Sales, general and administrative expenses for the year ended December 31, 2025 increased by $124.6 million, or 49%, from $255.5 million in 2024 to $380.1 million in 2025. This increase was primarily due to a $28.3 million increase in personnel-related expenses, primarily reflecting higher salary expense and business travel costs associated with increased headcount, a $27.8 million increase in advertising and marketing expenses and a $21.4 million increase in share-based compensation expenses allocated to personnel engaged in sales, general and administrative activities. The increase also included a one-time, non-recurring expense of $43.6 million related to equipment loss during transportation. These increases were partially offset by a $20.5 million decrease in consulting, legal and other professional fees.

Sales, general and administrative expenses for the year ended December 31, 2024 increased by $96.0 million, or 60%, from $159.5 million in 2023 to $255.5 million in 2024. This increase is primarily due to an increase of $61.7 million in consultancy, legal and professional fees which were incremental to our main operating activities, and related to the public launch of Nebius Group and the divestment transaction. The increase of $37.0 million in share-based compensation expense allocated to personnel engaged in sales, general and administrative activities was the second largest contributor to the growth, followed by a $7.4 million increase in advertising and marketing expenses, partially offset by a $10.4 million decrease in office and recruitment expenses.

Depreciation and Amortization Expenses

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Depreciation and amortization expenses	29.3	77.1	417.9	163%	442%
as a percentage of operating costs and expenses	10%	16%	37%

Depreciation and amortization expenses for the year ended December 31, 2025 increased by $340.8 million, or 442%, from $77.1 million in 2024 to $417.9 million in 2025. Depreciation and amortization expenses for the year ended December 31, 2024 increased by $47.8 million, or 163%, from $29.3 million in 2023 to $77.1 million in 2024. The increases in both periods were primarily attributable to higher depreciation expenses related to server and network equipment and infrastructure systems, reflecting the expansion of our data center footprint and GPU capacity in our AI cloud business, Nebius.

Share-based Compensation

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Share‑based compensation expense included within:
Cost of revenues	0.2	0.2	0.5	—%	150%
Product development	20.9	9.6	16.6	(54)%	73%
Sales, general and administrative expenses	7.7	44.7	66.1	481%	48%
Total share‑based compensation expense	28.8	54.5	83.2	89%	53%
as a percentage of operating costs and expenses	10%	11%	7%

Share-based compensation expense for the year ended December 31, 2025 increased by $28.7 million, or 53%, from $54.5 million in 2024 to $83.2 million in 2025. The increase was primarily attributable to growth in total headcount, the impact of restricted share units (“RSUs”) granted under the company’s equity incentive program in the second half of 2024, and grants of share options in 2025 to the Group’s senior management, including one executive director.

Share-based compensation expense for the year ended December 31, 2024 increased by $25.7 million, or 89%, from $28.8 million in 2023 to $54.5 million in 2024. The increase was due to the awards of RSUs granted under the company’s equity incentive program in 2024, following a period of more than two years during which no grants had been made.

See Note 14 — “Share-based compensation” of the consolidated financial statements included elsewhere in this Annual Report.

Interest Income

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Interest income	3.3	63.6	31.8	n/m	(50)%

Interest income for the year ended December 31, 2025 decreased from $63.6 million in 2024 to $31.8 million in 2025. The decrease was primarily attributable to the reallocation of excess cash into money market funds as part of our cash management strategy, resulting in reduced amounts invested in traditional interest-bearing financial instruments.

Interest income for the year ended December 31, 2024 increased from $3.3 million in 2023 to $63.6 million in 2024. After the completion of the divestment, we placed a substantial portion of the proceeds in highly liquid, interest-bearing financial instruments.

Interest Expense

Interest expense for the year ended December 31, 2025 was $61.5 million. The amount was primarily attributable to contractual interest and the amortization of debt discount associated with the convertible notes issued in June and September 2025, net of interest capitalized in a total amount of $52.6 million for the year. Interest expense also included $4.5 million of interest accretion related to the significant financing component associated with prepayments received under strategic customer contracts.

No interest expense was recognized for the years ended December 31, 2023 and 2024.

Gain from Revaluation of Investments in Equity Securities

Gain from revaluation of investments in equity securities for the year ended December 31, 2025 was $598.9 million. The gain was attributable to the remeasurement of our investments in ClickHouse Inc. and other smaller investments, resulting in gains of $597.4 million and $1.5 million, respectively. The revaluation was based on observable price changes resulting from third-party investments in these entities during the period.

In January 2026, ClickHouse completed a Series D convertible preferred stock financing (the “Series D Financing”) raising $400 million at a valuation of approximately $15 billion. The Series D Financing represents an observable price change in an orderly transaction involving equity securities of the same issuer that are similar to our investment. Accordingly, pursuant to ASC 321, we will remeasure the fair value of our investment in ClickHouse as of the transaction date and will present the results of such remeasurement in the unaudited condensed consolidated statement of operations for the quarter ending March 31, 2026.

No revaluation gains or losses were recognized for the years ended December 31, 2023 and 2024.

Income/(Loss) from Equity Method Investments

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Income/(loss) from equity method investments	(10.9)	0.4	(24.3)	n/m	n/m

Loss from equity method investments was $24.3 million for the year ended December 31, 2025. The loss primarily reflects our share of losses related to our remaining interest in Toloka, which was deconsolidated in the second quarter of 2025 and subsequently accounted for under the equity method. The loss was partially offset by income recognized from cash distributions received from our minority interests in venture capital funds.

Income from equity method investments was $0.4 million for the year ended December 31, 2024. The income primarily represents cash distributions received from our investments in venture capital funds.

Loss from equity method investments was $10.9 million for the year ended December 31, 2023. The loss primarily reflects impairment charges related to our investments in venture capital funds, as well as our share of net losses from equity method investees.

See Note 5 — “Investments in equity securities and equity investments” of the consolidated financial statements for more information.

Other Income / (Loss), net

	Year ended December 31,			Changes
	2023	2024	2025	2023 to 2024	2024 to 2025

	(in millions of U.S. dollars)			(as a percentage, %)
Foreign currency exchange gain / (loss), net	(2.4)	(17.8)	27.2	642%	n/m
Gain from investments in money market funds	—	0.8	55.2	n/m	n/m
Other income / (loss), net	(1.3)	(0.4)	(1.8)	(69)%	350%
Total other income / (loss), net	(3.7)	(17.4)	80.6	370%	n/m

Other income, net was $80.6 million for the year ended December 31, 2025. The amount primarily consisted of gains from investments in money market funds of $55.2 million, reflecting returns generated on excess cash that we began investing in such funds during 2025 as part of our cash management strategy. The amount also included foreign exchange gains of $27.2 million, primarily attributable to favorable movements in currency exchange rates during 2025.

Total other loss, net was $17.4 million and $3.7 million for the years ended December 31, 2024 and 2023. The amounts primarily consisted of foreign exchange losses.

Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value (the Group’s reporting currency) of monetary assets and liabilities that are denominated in other currencies, as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies.

Adjusted EBITDA / (loss) by reportable segments

Our management uses Adjusted EBITDA / (loss) as a financial measure of performance of our businesses. Adjusted EBITDA (loss) means U.S. GAAP net income/(loss) from continuing operations before (1) depreciation and amortization, (2) certain SBC expense1, (3) one-off restructuring and other expenses2, (4) interest income, (5) interest expense, (6) income/(loss) from equity method investments, (7) gain from revaluation of investments in equity securities, (8) other income/(loss), net, (9) income tax expense/(benefit). For a reconciliation between total Adjusted EBITDA / (loss) and net income / (loss) before income taxes see Note 15 — “Information about segments & geographic areas” of the consolidated financial statements included elsewhere in this Annual Report.

1 We settled certain RSU equity awards granted to employees prior to 2022 in cash during 2023 and 2024. As a result, a portion of stock-based compensation expense for 2023 and 2024 was included in Adjusted EBITDA/(loss). There were no cash settlements in 2025, as such, we excluded the entire amount of stock-based compensation expense from Adjusted EBITDA/(loss).

2 One-off restructuring and other expenses primarily include costs related to the divestment transaction in 2023 and 2024 and equipment loss during transportation in 2025.

The table below presents information about the Adjusted EBITDA / (loss) of the reportable segments:

	Year ended December 31,
	2023	2024	2025

	(in millions of U.S. dollars)
Nebius	(134.1)	(128.5)	59.0
Avride	(69.6)	(67.0)	(82.7)
TripleTen	(37.0)	(30.8)	(41.2)
Total segment adjusted EBITDA loss	(240.7)	(226.3)	(64.9)

Adjusted EBITDA loss by reportable segments:

Total segment Adjusted EBITDA / (loss) for the group for the years ended December 31, 2023, 2024 and 2025 was $240.7 million, $226.3 million and $64.9 million, respectively.

Adjusted EBITDA for the Nebius business was $59.0 million in 2025 compared to an Adjusted EBITDA loss of $128.5 million in 2024. The significant improvement was primarily driven by revenue growth of more than 600%, partially offset by corresponding increases in cost of revenues and sales, general and administrative expenses. Adjusted EBITDA loss for the Nebius business improved by $5.6 million in 2024 compared to 2023 due to revenue growth, partially offset by increase in cost of revenue and sales, general and administrative expenses.

Adjusted EBITDA / (loss) of Avride increased by $15.7 million in 2025 compared to 2024 primarily due to higher operating expenses associated with business expansion and development initiatives. Adjusted EBITDA loss of Avride improved by $2.6 million in 2024 compared to 2023 primarily due to a reduction in sales, general and administrative expenses.

Adjusted EBITDA / (loss) of TripleTen increased by $10.4 million in 2025 compared to 2024 primarily due to targeted investments in the expansion of its customer base during the first half of 2025. Adjusted EBITDA loss of TripleTen improved by $6.2 million in 2024 compared to 2023, primarily driven by revenue growth.

Liquidity and Capital Resources

The group’s principal sources of liquidity to date are a combination of equity and debt financing, including convertible notes issued in June 2025 and September 2025, a public equity offering completed in September 2025 and advances received from strategic customer contracts. In November 2025, we established an at-the-market equity program covering up to 25 million Class A shares, enabling us to access equity funding on an ongoing basis. We have not used the program to date.

Before 2025, the Group’s principal source of liquidity was the cash consideration received in connection with the divestment completed in 2024.

As of December 31, 2025, $3,678.1 million was recorded in cash and cash equivalents. Cash equivalents mainly consist of bank deposits with original maturities of three months or fewer and investments in money market funds.

The group’s main cash outflows are as follows: acquisitions of server and infrastructure equipment, investments in construction of new capacities at our proprietary data center in Finland, in build-to-suit facilities and in new greenfield sites (including land acquisition), lease payments for co-location agreements and other general corporate activities. Our businesses expect to fund their operations, to the extent required, through debt or equity financing, as well as achieve positive operating cash flow.

Contractual Obligations

We have various contractual obligations and commitments, such as long-term leases, purchase commitments and long-term debt, that are disclosed in the footnotes to the consolidated financial statements.

See Note 8 — “Leases” and Note 11 — “Commitments and Contingencies” of the consolidated financial statements included elsewhere in this Annual Report for more information on our lease contracts, including leases not yet commenced, and purchase commitments and other non-cancellable purchase obligations.

Cash Flows

Set out below is a summary of cash flows from continuing operations for the years ended December 31, 2023, 2024 and 2025.

	Year ended December 31,
	2023	2024	2025

	(in millions of U.S. dollars)
Net cash (used in)/provided by operating activities	(222.0)	(269.9)	401.9
Net cash (used in)/provided by investing activities	(92.9)	672.0	(4,229.2)
Net cash provided by financing activities	—	656.8	5,125.5

Cash flows (used in)/provided by operating activities.

Our primary source of cash from operating activities is cash collections from sales to our customers. Cash used in operating activities primarily consists of payments to employees and payments for operating expenses, including rent and utilities, payments to suppliers for professional and other services, and other general corporate expenditures.

For the year ended December 31, 2025, net cash provided by operating activities was $401.9 million. The increase mainly resulted from advances received from customers under strategic customer agreements in amount of $982.5 million and changes in working capital reflecting improved operating margins in our Nebius AI cloud business. This was offset by changes in operating assets and liabilities primarily driven by increases in accounts receivable, VAT receivable, and other assets.

For the year ended December 31, 2024, net cash used in operating activities was $269.9 million. Changes in operating assets and liabilities resulted in a net cash outflow of $72.4 million, primarily due to changes in interest receivable, accounts payable, other accrued liabilities, and prepaid expenses.

Cash flows (used in)/provided by investing activities.

For the year ended December 31, 2025, net cash used in investing activities was $4,229.2 million. The amount was primarily related to purchases of property and equipment of $4,066.0 million, investments in term deposits of $75.0 million, and cash paid for equity securities of ClickHouse and Toloka of $50.0 million and $42.7 million, respectively, partially offset by $4.5 million of net cash provided by other investing activities.

For the year ended December 31, 2024, net cash provided by investing activities was $672.0 million. The amount primarily consisted of the net proceeds from the divestment in the aggregate amount of $1,467.4 million, including the effect of the deconsolidation of the Group’s former subsidiaries, partially offset by purchases of property and equipment in amount of $807.5 million.

Cash received for the divestment consisted of $2,458.1 million received at the first closing in May 2024 and $184.2 million received at the second closing in July 2024 (see Note 3 — “Acquisitions, Disposals and Discontinued Operations” of the consolidated financial statements included in this Annual Report). As a result of the divestment, we deconsolidated $1,174.9 million in cash and cash equivalents related to discontinued operations as of the date of the first closing.

For the year ended December 31, 2023, net cash used in investing activities was $92.9 million. The amount primarily consisted of purchases of property and equipment and intangible assets of $82.9 million and investments in debt securities of $10.0 million.

The table below presents information about our purchases of property and equipment and intangible assets:

	Year ended December 31,
	2023	2024	2025

	(in millions of U.S. dollars)
Purchases of property and equipment and intangible assets	82.9	807.5	4,066.0

Purchases of property and equipment and intangible assets are our capital expenditures relating primarily to our investments in GPUs and data center hardware. After the completion of the divestment in July 2024 we substantially increased the pace of our investments in this area to support the growth of our core AI cloud business.

Cash flows provided by financing activities.

For the year ended December 31, 2025, net cash provided by financing activities was $5,125.5 million. The amount was primarily related to gross proceeds from issuance of convertible notes of $4,162.5 million, gross proceeds from sale of equity securities of $1,150.0 million, proceeds from issuance by Avride of SAFE instruments of $100.0 million and proceeds from exercise of share options of $8.4 million.

In June 2025, we issued convertible notes in an aggregate principal amount of $1,000.0 million, in two equal tranches due 2029 and 2031. In September 2025, we issued additional convertible notes in an aggregate principal amount of $3,162.5 million, in two equal tranches due 2030 and 2032. The convertible notes represent senior unsecured obligations of the company. Concurrently with the September 2025 convertible notes offering, we issued 12.4 million Class A shares in a public offering for aggregate gross proceeds of $1,150.0 million.

Proceeds from financing activities were partially offset by $89.3 million of issuance costs related to the convertible notes issued in June and September 2025, $23.8 million of issuance costs related to the equity offering, $181.5 million of Dutch dividend withholding tax paid in connection with the portion of the consideration for the divested businesses received in the form of the company’s Class A shares, and $0.8 million of debt repayments.

For the year ended December 31, 2024, net cash provided by financing activities was $656.8 million. The amount primarily consisted of the sale of approximately 33.3 million Class A shares from treasury in a private placement completed in December 2024, which generated gross proceeds of $700.0 million. Those proceeds were partially offset by $32.5 million of issuance costs related to the private placement, $10.0 million paid to repurchase equity-classified awards associated with one of our business units, and $0.7 million of cash payments related to the repurchase of convertible notes restructured in 2022.

Off-Balance Sheet Items

Nebius Group does not currently engage in material off balance sheet financing arrangements, and does not have any material interest or obligation, including any contingent obligation arising out of a variable interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The significant accounting policies affecting our financial condition and results of operations are more fully described in Note 1 — “Description of Business and Summary of Significant Accounting Policies” of the consolidated financial statements included elsewhere in this Annual Report.

We believe the following estimates are most critical to aid in understanding and evaluating our reported financial results:

Useful Lives of Property and Equipment

Property and equipment are depreciated over their estimated useful lives on a straight-line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever management concludes that events or changes in circumstances indicate that the carrying amount may not be recoverable. In estimating useful lives, we consider factors such as technological obsolescence, expected hardware refresh cycles, utilization levels, historical retirement patterns, and the period over which the assets are expected to provide economic benefit. Changes in estimated useful lives can materially affect depreciation expenses and our results of operations. Given the rapidly evolving nature of our young industry and our limited history operating under our current business model, there may be a greater risk that our estimates of useful lives may be subject to change over time. Our main assets, GPUs, are currently depreciated over four years.

In January 2026, the Company completed an assessment of the useful lives of servers and network equipment based on updated information and usage patterns obtained subsequent to year-end and concluded that the estimated useful lives of such assets should be extended from four to five years. Management is considering the application of this change in accounting estimate prospectively beginning January 1, 2026. Based on the servers and network equipment placed in service as of December 31, 2025, we expect this change in accounting estimate will reduce the depreciation expenses for fiscal year 2026 by approximately $167.6 million. The actual impact in future periods will depend on the timing and level of future capital expenditures and asset retirements. We will continue to evaluate the appropriateness of our estimated useful lives and may revise them in future periods if warranted. Any such revisions will be accounted for prospectively.

Recoverability of Deferred Tax Assets

We recognize deferred tax assets for deductible temporary differences and net operating loss carryforwards. The recoverability of these deferred tax assets requires significant management judgment because realization depends on our ability to generate sufficient future taxable income within the applicable carryforward periods. In assessing recoverability, we evaluate both positive and negative evidence, including historical operating results, forecasts of future taxable income, the timing of reversal of existing temporary differences, and available tax planning strategies. A valuation allowance is recorded when, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. If actual results differ from management’s estimates, or if we revise our estimates of future taxable income, we may be required to increase or decrease the valuation allowance in future periods, which could materially impact income tax expense and our results of operations.

Accounting for Leases

We determine if an arrangement meets the definition of a lease at the inception of the lease. The accounting for leases requires significant management judgment, particularly in determining the lease term and the discount rate used to measure our right-of-use (“ROU”) assets and lease liabilities. Because our lease liabilities are measured at the present value of future lease payments, changes in these assumptions can materially affect the amount of ROU assets and lease liabilities recognized on our consolidated balance sheets, as well as lease expense over the lease term.

In determining the lease term, we evaluate renewal and termination options and include such options when we are reasonably certain to exercise them. This assessment requires judgment and is influenced by factors such as the strategic importance of the facility, the availability of alternative capacity, and the level of investment in leasehold improvements.

To determine the present value of our lease payments, we utilize the interest rate implicit in the lease agreement. If the implicit interest rate is unknown, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. Estimating the incremental borrowing rate requires judgment and consideration of market conditions, our credit profile, and the lease term. Changes in the discount rate assumption could materially affect the measurement of our lease liabilities and ROU assets.

We make an accounting policy election regarding the distinction of lease and non-lease components for each group of underlying assets. For co-location spaces at data center facilities, we apply an accounting policy election to separate lease and non-lease components. The allocation between lease and non-lease components affects the amount recognized as lease liabilities and operating expense.

We continue to evaluate the assumptions used in measuring our lease obligations. Revisions to the lease term or discount rate assumptions, or changes in our lease portfolio, could materially affect our consolidated financial position and results of operations.

Valuation of Investments in Equity Securities

We hold investments in equity securities, including investments accounted for under the equity method and investments without readily determinable fair values accounted for under the measurement alternative. The valuation of these investments requires significant management judgment, particularly when assessing whether an impairment has occurred and estimating the fair value of an investment when observable market prices are not available.

For equity method investments, we evaluate whether events or changes in circumstances indicate that the carrying value may not be recoverable. For investments accounted for under the measurement alternative, we perform periodic qualitative assessments to determine whether the investment is impaired. Indicators of impairment may include deterioration in the investee’s financial performance, adverse changes in market or industry conditions, reductions in recent financing valuations, or other entity-specific developments. When impairment indicators are present, we estimate the fair value of the investment, which may require the use of valuation techniques such as discounted cash flow analyses or market-based approaches using comparable company data. These valuation techniques involve significant assumptions, including projected financial results, discount rates, and market multiples, all of which are inherently uncertain. Changes in these assumptions could result in materially different fair value estimates.

If we determine that an investment’s fair value is below its carrying amount and the decline is not temporary, we record an impairment charge in other income / (loss), net. Because these estimates are based on information that may be limited or not publicly available, actual results could differ from our estimates, and future impairments could materially affect our results of operations.

Provisions and Contingent Liabilities

We accrue a provision or contingent liability when our management determines that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. In determining the appropriate accounting for loss contingencies, we consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. Estimating provisions for contingent liabilities requires us to evaluate available information, including legal interpretations, historical experience, and discussions with external advisors. These assessments are inherently uncertain and may change as additional information becomes available or as matters are resolved. We regularly evaluate current information available to us to determine whether an accrual should be established or adjusted. Estimating the probability that a loss will occur and estimating the amount of a loss or a range of loss involves significant judgment.

A significant portion of the consideration for the businesses we divested in 2024 was received in the form of our Class A shares. The acquisition of such shares by our company is treated as a repurchase of its own shares for Dutch tax purposes, which would be subject to withholding tax at a rate of 15%, unless the shares so acquired qualify as "temporary investments". Based on our use of a portion of these shares in 2024 for financing purposes and our equity incentive program, in the fourth quarter of 2024, we accrued a contingent tax liability in respect of approximately 117 million repurchased Class A shares in the amount of $180.9 million, which was subsequently settled in February 2025. The determination of this accrual required significant judgment regarding the interpretation of applicable tax regulations and the characterization of the shares for tax purposes. Different interpretations or changes in the relevant facts could have resulted in a materially different outcome.

Recent Accounting Pronouncements

See Note 1 — “Description of Business and Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our exposure to foreign currency exchange risk significantly decreased in 2024, following the divestment transaction. We monitor our foreign currency exposures to maximize the economic effectiveness of our foreign currency positions. Our principal currency exposures include the Euro and, to a lesser extent, the Israeli shekel and Icelandic krona.

For example, if the Euro had been stronger/weaker by 10% relative to the value of the U.S. dollar as of December 31, 2025 we would have recognized additional foreign exchange gains/losses before tax of $8.0 million.

The functional currency of our parent company, Nebius Group N.V., is the U.S. dollar. The functional currency of the group’s other businesses that are incorporated outside the U.S. is generally the respective local currency. The U.S. dollar is our reporting currency. The financial statements of our foreign entities are translated into U.S. dollars using the current rate method, where balance sheet items are translated into U.S. dollars at the period-end exchange rates and revenue and expenses are translated using weighted average exchange rates for the relevant period. The resulting translation effects are recorded as part of accumulated other comprehensive losses in the consolidated balance sheets and amounted to a loss of $22.1 million and of $0.1 million, as of December 31, 2024 and 2025, respectively. For the years ended December 31, 2024 and 2025, we reclassified other comprehensive loss in amount of $2,428.6 million and other comprehensive income in amount of $0.8 million, respectively, from equity to earnings upon deconsolidation of the divested businesses, which consisted solely of currency translation adjustments.

Interest Rate Risk

As of December 31, 2025, we had cash and cash equivalents, including money market funds and short-term bank deposits, in the amount of $3,678.1 million. Our cash and cash equivalents are held for further expansion of our infrastructure facilities and for working capital purposes. We do not enter into investments for trading or speculative purposes.

In June 2025 and September 2025, we issued convertible notes with an aggregate principal amount of $4,162.5 million. We carry the convertible notes on our balance sheet at face value, net of unamortized discount and issuance costs, and present their fair value for disclosure purposes only. Although the convertible notes bear interest at a fixed rate, changes in interest rates may affect their fair value. Generally, the fair value of the convertible notes increases as interest rates decline and decreases as interest rates rise. In addition, the fair value of the convertible notes may fluctuate with changes in the market price of our Class A shares. For further information refer to Note 12 — “Convertible Debt” of our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees.

Board of Directors

The following table sets forth certain information with respect to each of the executive and non-executive members of our board of directors (the “Board”) and their respective age and position as of the date of this Annual Report:

Name	Age	Date of Expiration of Current Term of Office	Director or Executive Officer Since	Title
Arkady Volozh	62	2026	2024	Executive Director, CEO
Ophir Nave	57	2026	2024	Executive Director, COO
John Boynton	60	2026	2000	Non-Executive Chairman
Elena Bunina	49	2026	2024	Non-Executive Director
Arne Grimme	57	2026	2025	Non-Executive Director
Kira Radinsky	39	2026	2024	Non-Executive Director
Charles Ryan	58	2026	2011	Non-Executive Director
Matt Weigand	37	2026	2025	Non-Executive Director

Arkady Volozh is the principal founder of Nebius Group and was appointed as executive director and CEO of Nebius Group in August 2024. Mr. Volozh previously served as the founder, Executive Director and Chief Executive Officer of the company between 2000 and 2022. A serial entrepreneur, Mr. Volozh’s background in computer science led to the inception of several successful IT enterprises, including InfiNet Wireless and CompTek International, the latter of which he also served as CEO. Mr. Volozh has invested in and served on the board of Face.com, an Israeli face-tagging company (sold to Facebook in 2012), and was an early investor in Getir, a Turkish based company and pioneer in the ‘quick commerce’ market, being the first to introduce the 15-minute grocery delivery model. Mr. Volozh has also served as a board member for US-based Neurosteer, the company responsible for developing the world’s first wearable, medical-grade brain activity interpretation platform used across a wide range of medical and lifestyle applications. Mr. Volozh holds a degree in applied mathematics from Gubkin Institute of Oil and Gas.

Ophir Nave was appointed Chief Operating Officer of Nebius Group in May 2024 and became an executive director in August 2024. Previously, Mr. Nave was a Lead Partner in the Corporate and M&A Practice at the Israeli law firm Arnon, Tadmor-Levy, where he also served on the firm’s executive committee. His legal career includes positions at the U.S. law firm Wachtell, Lipton, Rosen & Katz, clerking for Justice Theodor Or of the Israeli Supreme Court, and lecturing on corporate finance at Tel Aviv University. Mr. Nave holds a Doctor of Juridical Science from Harvard Law School, an LL.B. from Tel Aviv University, and a B.Sc. in Computer Engineering from the Technion.

John Boynton has served as Chairman of the Board since 2016 and as a non-executive director of the Board since 2000. A founding shareholder of Yandex, he has played a key role in developing the company’s governance practices over more than two decades and guiding it through exceptionally challenging circumstances in recent years. Through Firehouse Capital, Inc., his private investment firm, Mr. Boynton backs early-stage technology companies and select real estate opportunities. In recent years, he has focused on the sports industry, particularly professional women’s ice hockey and soccer, as well as sports tech and data companies. Most recently, Mr. Boynton co-founded Litix, a vertical SaaS company powered by AI that serves public sector organizations. He holds a BA from Harvard College.

Elena Bunina became a non-executive director of our Board in August 2024. Ms. Bunina is a university professor, Israel-based businesswoman and an accomplished mathematician with more than 70 research publications and with a particular focus on algebra and model theory. She currently serves as the Head of Science and Education for the Nebius Group. Ms. Bunina previously served as the Head of Academic and Educational Services across the Company’s group, as well as the General Director and director of Human Resources of the company’s former Russian subsidiary, stepping down in April 2022. Ms. Bunina holds a Doctor of Science degree, in addition to having a Ph.D in Mathematics, from the faculty of Mechanics and Mathematics at the Moscow State University, where she served as a professor for 12 years until 2022. She currently serves as a professor of Mathematics at Bar Ilan University, in Israel.

Arne Grimme became a non-executive director of our Board in August 2025. Mr. Grimme has been a partner of De Brauw Blackstone Westbroek, a leading Dutch law firm, since 2003, and serves as the Head of the firm’s Corporate M&A practice. He mainly advises listed companies on various corporate matters and complex cross-border transactions. Previously, he worked for Ernst & Young and a different law firm. Mr. Grimme is also a member of the Supervisory Council of the National Maritime Museum. He has studied at the University of Utrecht and Erasmus University Rotterdam.

Kira Radinsky became a non-executive director of our Board in August 2024. Ms. Radinsky is the chief technology officer and chairwoman of Diagnostic Robotics, a US-based technology business working in the field of AI to make healthcare better, cheaper and more widely available. As a result of Ms. Radinsky’s technology expertise, she founded Mana Bio, an AI-based drug delivery business, and cofounded San Francisco based SalesPredict in 2012, where she led the research and development aspects of data mining. When SalesPredict was sold to eBay in 2016, Ms. Radinsky became eBay’s director of data science and chief scientist. Ms. Radinsky has also served on the board of directors for Esh Digital Bank (Tel Aviv), Maccabi Health Care Data Science Institute (Tel Aviv) and HSBC Technology Board (London). Aside from her corporate roles, Ms. Radinsky is a visiting professor at the Technion focusing her research on how web dynamics and knowledge can help predict future global events. Ms. Radinsky has a B.Sc. and a Ph.D in Computer Science from Technion, the Israel Institute of Technology.

Charles Ryan has been a non-executive director of the Board since 2011. A finance professional with 34 years of experience in international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in government from Harvard University.

Matt Weigand became a non-executive director of our Board in August 2025. Mr. Weigand is a partner at Accel, a global venture capital firm, which he joined in 2013. He focuses on investments in enterprise software, financial technology, and security businesses. Prior to Accel, he worked with William Blair’s technology investment banking group. Mr. Weigand graduated from Miami University.

Elena Bunina, a non-executive director and Head of Science and Education, and Roman Chernin, our Chief Business Officer, are married. To our knowledge, there are no other family relationships among any of our directors, executive officers or senior managers as of the date of this annual report.

Senior Management

The senior management team consists of the following executive officers as of the date of this Annual Report:

●	Arkady Volozh as CEO (for biography please see “Board of Directors”);
●	Ophir Nave as COO (for biography please see “Board of Directors”);
●	Maria del Dado Alonso Sanchez as Chief Financial Officer;
●	Marc Boroditsky as Chief Revenue Officer;
●	Roman Chernin as Chief Business Officer;
●	Andrey Korolenko as Chief Product and Infrastructure Officer;
●	Danila Shtan as Chief Technology Officer; and
●	Boaz Tal as General Counsel.

Maria del Dado Alonso Sanchez has served as Chief Financial Officer of Nebius since June 2025. Ms. Alonso is a global finance executive with more than 25 years of experience leading finance organizations and shaping strategy for high-growth, digital-first companies across technology, e-commerce, and online platforms. Prior to joining Nebius, Ms. Alonso served as Group CFO at Berlin Brands Group where she was a member of the executive team overseeing all financial matters from 2022 to 2024. Prior to that, Ms. Alonso served as Group CFO and Board member at Azerion. She also has experience in finance and financial controls at Booking.com and Amazon where she helped manage complex international operations and supported rapid growth across multiple markets and business models.

Marc Boroditsky has served as Chief Revenue Officer of Nebius since May 2025. Mr. Boroditsky previously served as President of Revenue at Cloudflare, Inc., a global cloud services provider, from November 2022 to August 2024. Prior to that, he served in a variety of senior management roles at Twilio Inc., a cloud communication platform, beginning in February 2015, including as SVP of Sales and Chief Revenue Officer from April 2017 to August 2022. Prior to that, Mr. Boroditsky co-founded a number of technology companies. Mr Boroditsky has served on the board of directors of OneSpan Inc., an identity verification and electronic signature company, since June 2019. He also has served as a member of the board of directors of Asana, a work management software company since April 2025.

Roman Chernin is Chief Business Officer and co-founder of Nebius. He leads business strategy and product direction, including Token Factory, Nebius' enterprise-grade inference platform for deploying and scaling open-source models. Before co-founding Nebius, he spent more than a decade at Yandex leading Search and later Maps and Navigation.

Andrey Korolenko is Chief Product and Infrastructure Officer and co-founder of Nebius. Prior to his role at Nebius, Mr. Korolenko was the Head of Infrastructure at Yandex. Mr. Korolenko has extensive hardware and software experience that includes managing the development, construction, and operations of efficient, high-performance GPU-

driven data centers, as well as the creation and development of software applications and related technology services.

Danila Shtan is the Chief Technology Officer of Nebius. Prior to his role at Nebius, Mr. Shtan was a Vice President leading Developer Infrastructure, and CTO for Classifieds at Yandex. Mr. Shtan has extensive leadership and operations experience within fast-growing and large organizations building developer tools and related technology.

Boaz Tal has served as General Counsel of Nebius since January 2025. Prior to joining Nebius, Mr. Tal was the Deputy CEO and General Counsel at Israel Shipyards Industries Ltd from March 2020 to January 2025. Prior to that, Mr. Tal held a variety of other positions in the Israel Shipyards Group. He also served as a board member of IWI International and other subsidiaries of Naska Industries between 2010 and 2024. He has extensive experience establishing and leading legal departments and partnering with executive leadership on business and strategy development.

Compensation and Share Ownership of Executive Officers and Directors

The aggregate cash compensation paid or accrued in 2025 for members of our senior management (including our executive directors) (a total of eight persons), as a group, was $5.9 million. In addition, in 2025, we granted an aggregate of 6,350,000 share options and 226,312 RSUs to the members of our senior management (including our executive directors). Awards generally vest over four years with one-sixteenth vesting each quarter.

The aggregate cash compensation paid or accrued in 2025 for our non-executive directors (a total of six persons), as a group, was $0.9 million. In addition, in 2025, we granted an aggregate of 27,198 RSUs to our non-executive directors as a group. RSUs generally vest over four years with one-sixteenth vesting each quarter.

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

Corporate Governance

Our Class A ordinary shares are listed on the Nasdaq Global Select Market and our Board relies upon the listing requirements and rules of the Nasdaq Stock Market to assist it in its determinations of director independence. Because Mr. Volozh beneficially holds approximately 52% of the voting control as of March 31, 2026 and holds greater than 50% of the voting power for election of directors, Nebius is a “Controlled Company” as defined by Rule 5615 of the Nasdaq Stock Market rules. As such, we are not required to have a majority of independent directors on our Board, nor are we required to have an independent nominating and corporate governance committee or compensation committee. While our Board currently includes a majority of independent directors and our compensation committee consists solely of independent directors, our nominating and corporate governance committee does not consist entirely of independent directors and instead relies on the exemption under the rules of the Nasdaq Stock Market. Our audit committee consists solely of independent directors. For so long as we remain a Controlled Company, we may take advantage of some or all of the exemptions to the independence requirements available to Controlled Companies.

The principal standing committees of our board of directors are the audit, compensation, and nominating and corporate governance committees. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Ryan (chairperson), Boynton and Weigand. Each member satisfies the independence requirements of the Nasdaq listing standards, and Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee currently consists of Ms. Radinsky (chairperson), and Messrs. Boynton and Weigand. Each member satisfies the independence requirements of the Nasdaq listing standards. The compensation committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and senior management. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three members: Messrs. Volozh (chairperson) and Boynton and Ms. Radinsky. The majority of the members satisfy the independence requirements of the Nasdaq listing standards. Mr. Volozh serving on the nominating and corporate governance committee is considered to be in the best interests of the сompany and its shareholders, and permitted under the Nasdaq rules applicable to Nebius Group as a Controlled Company. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending for nomination by the board of directors persons for election as executive or non-executive directors of the Company
●	developing and recommending to the board of directors a set of Corporate Governance Guidelines applicable to the Company;
●	reviewing with our board of directors, on an annual basis, the requisite skills and criteria for new directors as well as the composition of our board of directors as a whole. The committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by shareholders;
●	recommending to the board of directors the directors to be appointed to each committee of the Board;
●	overseeing the сompany’s policies and initiatives with respect to environmental, social and governance matters;
●	overseeing an annual review by our board of directors on succession planning, which shall include transitional leadership in the event of an unplanned vacancy; and
●	overseeing the evaluation of the board of directors to determine whether it and its committees are functioning effectively.

Employment Agreements

Substantially all of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under local law. The employment agreements generally contain non-competition and non-solicitation provisions.

Employees

The following table indicates the composition of our workforce as of December 31 each year indicated:

	2024	2025
Netherlands	474	584
United States	171	351
Israel	190	185
Other	360	423
Total	1,195	1,543

	2024	2025
Product development	653	813
Sales, general and administration	430	580
Cost of sales	112	150
Total	1,195	1,543

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

Employee Plan

We grant equity awards in the form of stock options (“Options”), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Company Awards”) under our Nebius Group N.V. Amended and Restated Equity Incentive Plan (the “Plan”). The Plan was approved by the general meeting of shareholders on May 27, 2016, and was amended on June 27, 2019, and amended and restated on August 15, 2024. The Plan currently provides that the maximum number of shares available for issuance under the Plan (and predecessor plans) is approximately 33 million.

Additionally, the Plan provides employees of certain business units in the group, currently including Avride, (the “Participating Subsidiaries”), the opportunity to receive equity awards (and synthetic awards) in respect of shares in the equity of those Participating Subsidiaries (the “Business Unit Equity Awards”). The maximum number of ordinary shares of any Participating Subsidiary, which may be subject to awards over the term of the Plan (together with any shares that may be sold to business unit management outside the Plan), is determined by the Board but may not exceed 20% of the aggregate number of such Participating Subsidiary shares issued and outstanding from time to time. In the future, additional of our business units, or new business units, may be designated Participating Subsidiaries by our Board of Directors.

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

Vesting schedule. The notice of grant specifies the vesting schedule. Company Awards generally vest quarterly over a four-year period, with 4/16ths vesting after one year and an additional 1/16 vesting each quarter thereafter unless otherwise determined by our Board of Directors or the Compensation Committee and set forth in a specific award agreement; awards granted to employees who have been with the Company for more than one year generally vest quarterly over four years. When a participant’s employment or service is terminated, the participant may generally exercise his or her options that have vested as of the termination date within 90 days of termination or as determined by our Board of Directors or the Compensation Committee.

Amendment and Termination. Subject to any shareholder approval requirements under the rules of any stock exchange that are applicable to the Company at any time or applicable law, our Board of Directors may amend or suspend the Plan or any portion thereof at any time. Unless otherwise specified in the amendment, any amendment to the Plan will apply to, and be binding on the holders of, all Company Awards outstanding under the Plan at the time the amendment is adopted, provided that Board of Directors determines that such amendment does not materially and adversely affect the rights of participants under the Plan.

Item 7. Major Shareholders and Related Party Transactions.

The following table contains information concerning each of our executive and non-executive directors, each executive officer, and each shareholder known by us to beneficially own more than five percent of each class of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.

The number of shares outstanding used in calculating the percentage for each listed shareholder includes restricted share units in respect of Class A shares and the shares underlying options held by such shareholder that were exercisable as of March 31, 2026. The percentage of beneficial ownership is based on 220,406,311 Class A shares and 33,491,883 Class B shares outstanding as of March 31, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Class A ordinary shares. Generally, a person “beneficially owns” our Class A ordinary shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days of March 31. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares. Class A shares have one vote per share, and Class B shares have 10 votes per share.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Nebius Group N.V., Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

	Shares Beneficially Owned as of March 31, 2026
	Class A Shares		Class B Shares		Total Percentage
	Number of		Number of		By Voting	By Number of
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares
Directors:
Arkady Volozh(2)	118,289	*	28,655,509	85.56% %	51.62%	11.33%
Ophir Nave(3)	1,042,084	*	—	—	*	*
John Boynton(4)	433,910	*	—	—	*	*
Elena Bunina(5)	462,720	*	—	—	*	*
Arne Grimme(6)	4,533	*	—	—	*	*
Kira Radinsky(7)	15,402	*	—	—	*	*
Charles Ryan(8)	322,533	*	—	—	*	*
Matt Weigand(9)	4,533	*	—	—	*	*
Executive Officers:
Dado Alonso	—	*	—	—	*	*
Marc Boroditsky(10)	21,662	*	—	—	*	*
Roman Chernin(11)	1,000,000	*	—	—	*	*
Andrey Korolenko(12)	658,233	*	—	—	*	*
Danila Shtan(13)	15,712	*	—	—	*	*
Boaz Tal(14)	13,666	*	—	—	*	*
All directors and executive officers as a group (14 persons)(15)	4,113,277	1.87%	28,655,509	85.56%	52.34%	12.91%
Principal Shareholders:
LASTAR Trust(11)	—	—	28,655,509	—	51.62%	11.29%
Vladimir Ivanov (16)	6,496,854	2.95%	3,318,884	9.91%	7.15%	1.31%
Total shares held by directors, executive officers and 5% holders	10,610,131	4.81%	31,974,393	95.47%	59.49%	16.77%
*	Represents beneficial ownership of less than one percent of such class.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares, and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share.

(2)	Consists of (a) 118,289 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026, and (b) 28,655,509 Class B shares held by Highvern Cayman Limited, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family.

(3)	Consists of (a) 417,084 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026, and (b) 625,000 "premium priced" options that were vested or will vest within 60 days of March 31, 2026 to purchase Class A shares at an exercise price of $100 per share.

(4)	Consists of (a) 45,000 Class A shares held by trusts, the beneficiaries of which include members of Mr. Boynton's family, (b) 384,377 Class A shares held by a revocable trust, and (c) 4,533 vested restricted share units in respect of Class A shares. Mr. Boynton disclaims beneficial ownership of the shares described in (a) above, except to the extent of his pecuniary interest therein.

(5)	Consists of (a) 53,220 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026, and (b) 409,500 options that were vested or will vest within 60 days of March 31, 2026 to purchase Class A shares at an exercise price of $40 per share.

(6)	Consists of 4,533 vested restricted share units in respect of Class A shares.

(7)	Consists of 15,402 vested restricted share units in respect of Class A shares.

(8)	Consists of 322,533 vested restricted share units in respect of Class A shares.

(9)	Consists of 4,533 vested restricted share units in respect of Class A shares.

(10)	Consists of 21,662 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026.

(11)	Consists of (a) 375,000 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026, and (b) 625,000 "premium priced" options that were vested or will vest within 60 days of March 31, 2026 to purchase Class A shares at an exercise price of $100 per share.

(12)	Consists of (a) 33,233 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026, and (b) 625,000 "premium priced" options that were vested or will vest within 60 days of March 31, 2026 to purchase Class A shares at an exercise price of $100 per share.

(13)	Consists of 15,712 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026.

(14)	Consists of 13,666 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026.

(15)	Includes 1,828,777 restricted share units in respect of Class A shares that were vested as of or will vest within 60 days of March 31, 2026 and 2,284,500 options to purchase Class A Shares.

(16)	Consists of 28,655,509 Class B shares held by Highvern Cayman Limited, as Trustee of the LASTAR Trust, the beneficiaries of which include Mr. Volozh or members of his family.

Related Party Transactions

See Note 16 — “Related party transactions” of the consolidated financial statements included elsewhere in this Annual Report.

Item 8. Financial Information.

See the financial statements beginning on page F-1.

Dividends

We do not have any present plan to pay cash dividends on our shares in the near term. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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

Item 9. The Offer and Listing.

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

Our articles of association are filed with the Dutch Trade Register, and an English translation has been filed with the SEC. Our articles of association were amended most recently on August 21, 2025.

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

Amendment of the Articles of Association

Our articles of association may only be amended upon a proposal of our board of directors by a two-thirds majority of the votes cast at a general meeting of shareholders.

In addition to such vote, the approval of a three-fourths majority of the votes cast at a separate meeting of holders of Class A shares is required for any amendment that:(i) eliminates or affects the rights, including but not limited to the calculation of entitlement to any profits, of holders of Class A shares (including any change in the dividend or liquidation entitlement of the holders of Class B shares or Class C shares); (ii)amends certain specific provisions and/or articles as set out in our articles; (iii)changes the transferability and conversion features of the Class B shares; or (iv) increases the number of authorized Class B shares.

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

We have not generally applied the provisions of the Code and, except as described under the heading “—Management—Corporate Governance,” we instead comply with the applicable corporate governance rules of the SEC and Nasdaq applicable to U.S. domestic issuers.

Differences in Corporate Law

The following is a brief comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code (see "—Corporate Governance") and Delaware corporation law, including the Delaware General Corporation Law.

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

In accordance with our single-tier board structure, the executive directors are responsible for the management of the day-to-day affairs of the company. The non-executive directors are responsible for the supervision of the execution of the duties and responsibilities of the directors and of the general course of affairs of the company and its business. Each director has a duty towards the company to properly perform the duties assigned to him or her. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders' approval.

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

Director terms

The Netherlands. In line with the Dutch Corporate Governance Code, a director of a listed company is generally appointed for an individual term of a maximum of four years, although all directors currently serving on the Board have been appointed for a one-year term. Our articles of association provide that our directors will be appointed for individual terms of a maximum of one year, with no limit on the number of consecutive terms a director may serve. A director may be suspended and/or removed at any time, with or without cause, by the general meeting of shareholders. Our articles of association provide that a resolution to this effect requires a two-thirds majority of the votes cast representing at least 50% of our issued share capital.

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

Conflict-of-interest transactions

The Netherlands. Our articles of association provide that any director may not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with our company. If, as a direct result of the foregoing, no resolution can be adopted by the Board, such resolution will be put before the general meeting of shareholders and subsequently the general meeting of shareholders can resolve the matter. The Dutch Corporate Governance Code contains a number of best practice provisions as to conflicts of interest. Our articles of association provide that in the event that we have a conflict of interest with one or more members of the board of directors, we may still be represented by our executive directors.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

●	the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors’ consent;

●	the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or

●	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

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

If so resolved by the board of directors, shareholders as of the record date for a shareholders' meeting are entitled to vote at that meeting. The record date is at the 28th day before the meeting. There is no specific provision in Dutch law for adjournments.

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

Shareholder proposals

The Netherlands. Pursuant to our articles of association, extraordinary shareholders' meetings will be held as often as the board of directors deems necessary. Pursuant to our articles of association, one or more shareholders who solely or jointly represent at least 10% of the issued share capital may request the board of directors to convene a shareholders’ meeting. Such written request must specify in detail the business to be considered. If our board of directors has not convened a meeting within six weeks of the request, the requesting person(s) may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene the meeting themselves.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. The agenda shall also include such other items as one or more shareholders, representing at least 3% of the par value of our issued share capital may request together with an explanation in writing, at least 60 days before the date of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda.

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

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

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

Our articles of association conform to Dutch law and authorize the general meeting of shareholders, or the board of directors, if so authorized by a resolution of the general meeting of shareholders or by the articles of association, to limit or exclude preemptive rights for holders of our Class A and Class B ordinary shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a general meeting of shareholders is required if less than half of the issued share capital is present or represented at the meeting.

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

Compensation of the board of directors

The Netherlands. Under Dutch law, the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members of our senior management who also serve on our board of directors. Additionally, our articles of association provide that our board of directors may decide the compensation of the members of our board of directors provided it is in due observation to the general guidelines in respect of the remuneration of the members of the Board of Directors adopted by a general meeting.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

Material Contracts

Commercial Agreement with Microsoft

Effective as of September 7, 2025, our wholly owned subsidiary, Nebius, Inc., entered into a commercial agreement with Microsoft Corp (“Microsoft”), pursuant to which we are providing Microsoft access to dedicated GPU infrastructure capacity in clusters at our new data center in Vineland, New Jersey over a five-year term. The GPU services are being deployed in several tranches through 2025 and 2026 with the first tranche delivered in November 2025, and the second in February 2026. Subject to the satisfaction of deployment and availability of the GPU clusters, the total contract value is estimated to be up to about $17.4 billion through 2031. Microsoft may also acquire additional services and/or capacity under the agreement. The agreement includes service-level commitments and provides Microsoft with rights to receive service credits or to terminate individual tranches in the event of specified delivery delays or repeated failure to meet availability requirements.

Commercial Partnerships with Meta

2026 Agreement

On March 13, 2026, our wholly owned subsidiary, Nebius, Inc., entered into an Infrastructure Services Agreement with Meta Platforms, Inc. (“Meta”), pursuant to which we and Meta will enter into a series of orders, each for a duration of five years (each an “Order”). The Agreement and the initial Orders thereunder have a total contract value of up to approximately $27 billion. Certain of the Orders are for dedicated GPU capacity clusters across multiple locations, and for a duration of five years, with deployments in tranches throughout the first half of 2027, and each order with associated storage and connectivity services. These Orders have a total contract value of $12 billion. A further Order establishes an arrangement that provides Meta with access to any unsold capacity in respect of certain GPU clusters as specified in the agreement. It is our current intention to sell such capacity in our AI cloud to third-party customers. Under the terms of this further Order, in instances where the relevant capacity is not sold by us to other customers, Meta is obligated to purchase such unsold capacity for the remainder of the period ending five years from the date on which such unsold capacity was initially deployed. This further Order has a potential total contract value of up to $15 billion.

2025 Agreement

On November 1, 2025, our wholly owned subsidiary, Nebius, Inc., entered into a Cloud Infrastructure Services Agreement with Meta, pursuant to which, under the first order form under that agreement, we are providing Meta access to dedicated GPU infrastructure capacity clusters (each, a “GPU Service”) over a five-year term and delivered in two tranches, respectively, along with associated storage and connectivity services. We delivered the first tranche to Meta in November 2025 and the second in February 2026. The order under the agreement has a total contract value of approximately $2.9 billion. The agreement includes service-level commitments and provides Meta with rights to receive service credits or to terminate individual tranches in the event of specified delivery delays or repeated failure to meet availability requirements.

Equity Investment with NVIDIA

On March 11, 2026, we entered into a securities purchase agreement with NVIDIA Corporation (“NVIDIA”), pursuant to which we sold, in a private placement for aggregate gross proceeds of approximately $2 billion, a pre-funded Class A shares purchase warrant (the “Warrant”), exercisable to purchase an aggregate of 21,065,936 Class A shares, nominal value €0.01 per share (the “Warrant Shares”), at a purchase price of $0.0001 per Class A share, subject to certain adjustments in accordance with the terms of the Warrant. The Warrant may be exercised by NVIDIA at any time and from time to time on or after March 11, 2026, subject to certain conditions, and will expire on the date on which the Warrant is exercised in full. NVIDIA agreed that, until the date that is six months following March 11, 2026, without our prior written consent, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, either the Warrant or the Warrant Shares.

Acquisition of Tavily

On February 9, 2026, we and Simba Acquisition Corp., our wholly owned subsidiary (the “Merger Sub”), entered into an agreement and plan of merger (the “Tavily Merger Agreement”) with AlphaAI Technologies, Inc. (the “Target”, d/b/a Tavily), and certain other parties thereto, pursuant to which the parties intended to effectuate a merger (the “Merger”) of the Merger Sub with and into Target, with Target becoming our wholly owned subsidiary and the surviving corporation of the Merger. The Tavily Merger Agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature. On February 19, 2026, we completed our acquisition of the Target. Common stockholders of the Target will also be eligible to receive a further consideration amount based on the achievement of mutually agreed upon performance targets over a specified period; the amount earned, if any, will be satisfied at our election in cash or in Class A shares (based on the market price of such Class A shares at the time of settlement), or a combination thereof.

Convertible Notes Issued in June 2025, September 2025, and March 2026

On June 5, 2025, September 15, 2025, and March 20, 2026, we completed convertible notes issuances, summaries of which are included in our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on June 2, 2025 and June 5, 2025, exhibit 99.1 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on September 15, 2025, and exhibit 99.1 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on March 20, 2026. See “Operating and Financial Review and Prospects” for further information regarding the June 5, 2025, and September 15, 2025, convertible notes issuances.

At-the-market Equity Program

In November 2025, we established an at-the-market (ATM) equity program for the offer and sale from time to time of up to 25 million Class A shares and entered into an equity distribution agreement dated November 12, 2025, with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., and Citigroup Global Markets Inc. for the distribution of our Class A shares in connection with that program. No Class A shares have been offered or sold under the ATM equity program to date.

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

Further, a holder of Class A shares who is resident in another EU Member State or in a State of the EEA i.e. Iceland, Norway and Liechtenstein, in principle has the possibility to obtain a refund of Dutch dividend withholding tax, provided that (i) such dividends are not taxable with the holder of Class A shares for personal income tax purposes or corporate income tax purposes and (ii) insofar the Dutch dividend withholding tax exceeds the amount of personal income tax or corporate income tax that would have been due had the holder of Class A shares been resident in the Netherlands, and with respect to a holder of Class A shares resident in a country outside of the EU/EEA which has an arrangement for the exchange of tax information with the Netherlands, provided the Class A shares are held by such holder as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of Class A shares and our company, and these shares do not allow such holder to effectively participate in the management or control of our company.

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

For purposes of Dutch gift, estate and inheritance taxes, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his or her death. Additionally, for purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

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

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of Class A shares. This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold the Class A shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder, nor does it address any state, local or foreign tax matters or matters relating to any U.S. federal tax other than the income tax. Each investor should consult its own professional tax advisor with respect to the tax consequences of the purchase, ownership and disposition of the Class A shares. This summary does not address tax considerations applicable to a holder of Class A shares that may be subject to special tax rules including, without limitation, the following:

●	U.S. expatriates and former citizens or long-term residents of the United States
●	banks, insurance companies, or certain financial institutions;
●	brokers, dealers or traders in securities, currencies, or notional principal contracts;
●	tax-exempt entities or governmental organizations;
●	regulated investment companies or real estate investment trusts;
●	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
●
●	“qualified foreign pension funds,” as defined in Section 897(l)(2) of the Code, and entities all of the interests of which are held by qualified foreign pension funds;
●	persons that hold the Class A shares as part of a wash sale, hedge, straddle, conversion, constructive sale or similar transaction;
●	persons that hold the Class A shares through partnerships or certain other pass-through entities;
●	persons holding the Class A shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;
●	persons that own (or are deemed to own) 10% or more of our voting shares; and
●	persons that have a “functional currency” other than the U.S. dollar.

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

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (that is, the net distribution received plus any tax withheld therefrom) actually or constructively received by a U.S. holder with respect to Class A shares will be taxable to the U.S. holder as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be nontaxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the Class A shares. Distributions in excess of our current and accumulated earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a nontaxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the Class A shares is currently subject to taxation a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the Class A shares This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). Dividends paid by us will not qualify for the 20% U.S. federal income tax rate cap if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, as discussed below. Dividends paid by us that are not treated as qualified dividends will be taxable at the normal (and currently higher) ordinary income tax rates, except to the extent that they are taxable otherwise if we are a passive foreign investment company as described below.

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

Passive foreign investment company considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if the company is treated as a passive foreign investment company (“PFIC”) for any taxable year during which the U.S. holder holds the Class A shares. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest by value, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. As such, there can be no assurance that the company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Class A shares. U.S. holders should consult with their tax advisors regarding the potential application of these rules. Notwithstanding the foregoing, we believe that the company was not a PFIC for any prior tax year after 2013. Based on estimates of our gross income and the average value of our gross assets, and on the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not expect the company to be a PFIC in the current taxable year and do not expect the company to become one in the foreseeable future. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for the 2024 tax year, after taking into account the significant divestment transaction we completed in 2024. There is limited guidance as to the application of this exception, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for the 2024 tax year. In addition, because our status for any taxable year will depend on the composition of our income and assets and the value of our assets for such year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, the value of our assets may be determined in large part by reference to the market price of our Class A shares, which may fluctuate considerably.

If the company were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder’s holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders will be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S. related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, certain U.S. holders who are individuals may be required to report to the

IRS information relating to their ownership of the Class A shares, subject to certain exceptions (including an exception for shares held in an account maintained by a U.S. financial institution). U.S. holders may be subject to backup withholding (currently at 24%) on dividends and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S. related financial intermediaries, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W9 or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Such reports and other information, when so filed, may be accessed at www.sec.gov/edgar or at https://group.nebius.com/sec-filings. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the company’s principal executive officer and principal financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2025. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2025, the company’s principal executive officer and principal financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

i.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that as of December 31, 2025, our internal control over financial reporting was not effective.

In making the assessment, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We reported material weaknesses in our internal control over financial reporting in our 2024 Annual Report on Form 20-F. We have concluded that these material weaknesses reflected the significant growth in our business and the substantial changes in our organization following the complex divestment transaction we completed in 2024. Although we took extensive steps in 2024 to create the infrastructure to operate independently from the larger divested businesses, and made significant progress in 2025 and to date in 2026 to develop and implement internal controls appropriate for our large and growing operations, we were unable to complete the implementation of all necessary controls during 2025.

The material weaknesses that we identified in 2025 were as follows:

●	Our controls related to fixed assets were not adequately designed and were not operating effectively. Specifically, we did not fully implement and ensure the effectiveness of the relevant controls and procedures over depreciation start dates, and timely reconciliation around the asset count process. As a result of this deficiency, we were not able to rely on certain data and reports used in the accounting for fixed assets, including server and network equipment, to ensure the completeness and accuracy of such information; and

●	We did not adequately and timely implement and maintain effective information technology general controls and have not consistently documented the execution of business process controls supporting revenue recognition in respect of our TripleTen business unit (representing approximately 10% of total revenues) commensurate with our financial reporting requirements. This deficiency undermined the assurance of our data accuracy and increased the risk of errors or misstatements.

We believe that these control deficiencies did not result in a misstatement to our annual or interim financial statements. However, each of these control deficiencies could result in a misstatement of the aforementioned accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

As a result, management concluded that we did not maintain effective internal control over financial reporting in respect of fixed assets management and TripleTen revenue recognition as of December 31, 2025.

Remediation activities

In 2025 and to date in 2026, management implemented a number of measures to improve the effectiveness of our internal control over financial reporting and successfully remediated material weaknesses related to revenue recognition in our core business and information technology general controls, as well as a number of other control deficiencies that had been identified as of December 31, 2024. These efforts included measures to improve the overall control environment related to fixed assets management, and revenue recognition in respect of our Triple Ten business. Although we made significant progress in this regard in 2025 and to date in 2026, the remediation efforts in respect of the material weaknesses identified as of December 31, 2025 are ongoing. The following remedial actions have been undertaken to date:

●	We performed compensating control procedures over accuracy of our depreciation start dates for assets acquired in 2025, ensuring the accurate valuation of our fixed assets as of December 31, 2025;

●	We performed compensating control procedures in our TripleTen business unit in 2025 to reconcile 2025 revenue of this business, with a view to ensuring the accuracy of the revenue recognized during the year.

●	We continued to implement a company-wide remediation project, with the support of external consultants, to enhance the control framework and address our material weaknesses in internal controls. This project is designed to ensure a more robust, effective, and sustainable control environment and information technology systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Specifically, we expect that this project will improve our information technology systems relating to our fixed assets and revenue recognition reconciliation processes and ensure the effectiveness of the operating system controls in connection with each of these processes. We expect to complete this project by the end of 2026.

We may not be able to fully remediate the two identified material weaknesses until the steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We believe we have already made progress and will continue to make progress in our remediation plan during the year ending December 31, 2026, but cannot assure you that we will be able to fully remediate the material weaknesses in 2026. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. We also may continue to incur significant costs to execute various aspects of our remediation plan but cannot provide a reasonable estimate of such costs at this time.

The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As we continue to take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above.

Although we have made significant progress in 2025 and to date in 2026 to enhance our internal control over financial reporting, we are still in the process of implementing, documenting and testing these processes, procedures and controls. Additional time is required to complete implementation and to assess and ensure the sustainability of these procedures. We will continue to devote significant time and attention to these remedial efforts. However, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control over financial reporting

There were significant changes in our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) in 2025 as we addressed the material weaknesses and control deficiencies that were identified as of December 31, 2024. In particular, we successfully remediated two material weaknesses that had been identified in the prior period, implemented a robust control framework regarding the revenue recognition process in Nebius AI business and implemented a robust control framework related to our overall IT general controls environment.

There have been no other changes in our internal control over financial reporting identified in an evaluation thereof that occurred during the fiscal year 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Mr. Ryan qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors.

Item 16B. Code of Ethics.

We have adopted a written code of ethics that applies to our board of directors, all of our employees, including our principal executive and principal financial officers, and any of the company’s direct and indirect subsidiaries. A copy of the code of ethics, which we refer to as our “Code of Business Ethics and Conduct”, is available on our website at nebius.com/governance-documents. Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of Reanda Audit & Assurance B.V., our independent registered public accounting firm, or its affiliates billed to us for the 2024 and 2025 fiscal years:

	2024	2025

	(USD in million)
Audit Fees(1)	2.2	6.3
Other Audit related Fees(2)	0.8	0.4
All Other Fees(3)	—	—
Total Fees	3.0	6.8

(1)	Audit fees for 2025 and 2024 were for professional services provided for the interim review procedures and the audit of our consolidated annual financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	Other Audit related Fees are fees for assurance and other related services which were related to our continuing operations.

Not included in the table above are fees of $3.5 million billed by Joint-Stock Company “Technologies of Trust - Audit” to us in connection with their audit of discontinued operations and other services for the 2024 fiscal year, and fees of $0.2 million billed by Joint-Stock Company “Technologies of Trust - Audit” to us in connection with their assurance services rendered for the issuance of comfort letters for the 2025 fiscal year.

(3)	All other fees generally relate to due diligence investigations, advisory services and professional trainings for employees. There were no such fees for the fiscal years 2024 and 2025.

Pre-Approval Policies for Non-Audit Services

The audit committee pre-approved all of the non-audit services performed for us by Reanda Audit & Assurance B.V.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There have been no purchases of equity securities for the year ended December 31, 2025.

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

			Total number of shares	Maximum number of Class A
	Total number of	Average	purchased as part of	shares that may yet be
	Class A shares	price per	publicly announced	purchased under the plan
Period	purchased	Class A share	plans or programs	or programs
May 2024	67,632,122	See above	—	—
July 2024	94,853,603	See above	—	—
Total	162,485,725		—	—

Item 16F. Changes in Registrant’s Certifying Accountant.

(a)	Introduction

As disclosed in the company’s Report on Form 6-K filed on February 12, 2026, the board of directors has resolved, on the recommendation of the Audit Committee, to recommend that the General Meeting of the company approve the appointment of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The dismissal and termination of Reanda Audit & Assurance B.V. (“Reanda”) is to be effective upon shareholder approval of the appointment of Deloitte at the company’s 2026 annual general meeting.

(b)	Prior Auditor

For the fiscal years ended December 31, 2024 and 2025, the reports of Reanda on the company’s financial statements did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principle and there was no disagreement with management that constituted a reportable event as contemplated by Item 16F(a)(1)(iv) of Form 20-F. Reanda also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the company’s internal control over financial reporting as of December 31, 2024 and 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Reanda’s reports dated April 30, 2025 and April 30, 2026 expressed an adverse opinion on the Company’s internal control over financial reporting.

During the fiscal years ended December 31, 2025 and 2024 and through the date hereof, there was no disagreement between the company and Reanda on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Reanda, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the company’s financial statements.

During the year ended December 31, 2025 and through the date hereof, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the Securities and Exchange Commission occurred.

(c)	New Auditor

During the fiscal years ended December 31, 2025 and 2024 and through the date hereof, the Company did not consult with Deloitte regarding either (i) the application of accounting principles to a specific completed or proposed transaction, the type of audit opinion that might be rendered on the Company’s financial statements, or provide other written or oral information that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to this Item, or a “reportable event” as described in Item 16F(a)(1)(v).

(d)	Reanda Review of the foregoing disclosures

The Company has provided Reanda with a copy of the foregoing disclosures and has requested that Reanda furnish a letter addressed to the SEC stating whether it agrees with such statements. A copy of Reanda’s letter, dated April 30, 2026, is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

Item 16G. Corporate Governance.

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

●	We do not follow Nasdaq’s quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.
●	We do not follow Nasdaq’s requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and explanatory notes and other relevant documents for the general meeting of shareholders.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq’s listing standards. As a Dutch company listed on a government recognized stock exchange, we are required to apply the provisions of the Dutch Corporate Governance Code, or explain any deviation from the provisions of such code in our Dutch Annual Report required by Dutch law.

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

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business are identified and addressed through a multi-faceted approach that consists of what we deem as robust information technology security, testing of our information systems and third-party assessments. To defend against, detect and respond to cybersecurity incidents, we, among other things, conduct regular monitoring of our environment by our internal security tools, conduct employee trainings, monitor emerging laws and regulations related to data protection and information security and implement appropriate changes.

Consistent with our cybersecurity risk management policies and controls, we have processes in place for: (i) regular vulnerability scanning and technical monitoring of most of our systems, (ii) detection and analysis of cybersecurity incidents that present risk of unauthorized access to company assets, (iii) containment, eradication and data recovery (exist partly), and (iv) post-incident analysis. Such incident responses are overseen by leaders from our information technology, finance, legal and compliance teams.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nebius Group N.V. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion,

-	based on our audit for the financial year ended December 31, 2025, the consolidated financial statements present -fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
-	based on our audit for the financial year ended December 31, 2024, and the report of Joint-Stock Company “Technologies of Trust – Audit”, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2026 expressed an adverse opinion on the Company’s internal control over financial reporting.

We did not audit the consolidated financial statements of International Public Joint-Stock Company YANDEX, a subsidiary that was divested on May 16, 2024, whose results from January 1, 2024, to May 16, 2024, are reflected as net income from discontinued operations of USD 477.7 million net of tax. Those financial statements were audited by Joint-Stock Company “Technologies of Trust – Audit”, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for International Public Joint-Stock Company YANDEX, is based solely on the report of Joint-Stock Company “Technologies of Trust – Audit”.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of Joint-Stock Company “Technologies of Trust – Audit” provide a reasonable basis for our opinion.

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

Revenue Recognition

Description of the Matter

As described in Note 1 to the consolidated financial statements, the Company generates revenue from providing cloud-based artificial intelligence services, including certain significant customer agreements entered into during the year ended December 31, 2025. Revenue is recognized as the services are made available and delivered to customers, based on the consideration that the Company expects to receive in exchange for those services. Significant judgment is required in determining whether the significant customer agreements represent service arrangements, or whether they convey the right to control the use of identified assets and therefore contain a lease. In addition, judgment is required in evaluating contract terms that may affect the timing and amount of revenue recognized.

We identified revenue recognition for certain significant customer contracts as a critical audit matter because of the significant judgments involved in determining whether such contracts should be accounted for as service contracts or lease contracts, as well as in assessing how specific contractual terms impact the timing and measurement of revenue recognized. Auditing these judgments required extensive audit effort and a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding of and tested controls over revenue recognition and lease accounting. We evaluated the Company’s accounting policies for consistency with applicable accounting standards. For selected contracts, we inspected executed agreements and assessed management’s identification of performance obligations and whether such arrangements contain lease components. We tested the application of revenue recognition methodologies, including the timing of revenue recognition and allocation of consideration. We also evaluated the treatment of key contractual terms, including capacity commitments and provisions that may give rise to variable consideration, and tested the mathematical accuracy of revenue recognized during the period.

Investment in ClickHouse

Description of the Matter

As described in Note 5 to the consolidated financial statements, in May 2025, ClickHouse Inc. (“ClickHouse”) completed a Series C convertible preferred stock financing (the “Series C Financing”). The Series C Financing represents an observable price change from an orderly transaction involving equity securities similar to those held by the Company. As a result, the Company remeasured its investment in ClickHouse in accordance with ASC 321 and recognized an upward adjustment in the amount of $597.4 million. The determination of fair value involved subjective judgment and the use of key management assumptions.

We identified the valuation of the Company’s investment in ClickHouse as a critical audit matter due to the judgment involved in assessing the observable price change and the remeasurement of the investment. Auditing these areas required extensive effort and a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We evaluated the Series C Financing by assessing whether it represented an observable price change from an orderly transaction involving equity securities similar to those held by the Company. We assessed the Company’s determination of fair value, including the use of key management assumptions, with the assistance of our valuation specialist. We tested the mathematical accuracy of the remeasurement and evaluated the completeness and accuracy of the underlying data used. We also assessed the adequacy of the related disclosures in the consolidated financial statements.

Property and equipment

Description of the Matter

As described in Note 7 to the consolidated financial statements, the Company experienced a significant year-over-year increase in property and equipment, driven by substantial capital expenditures related to the rapid expansion of GPU-based server infrastructure, data center facilities, and related equipment used to support the Company’s AI cloud platform. The accounting for property and equipment involved significant judgment due to the scale and complexity of capital expenditures, including determining whether costs meet the criteria for capitalization, the appropriate timing of when assets are placed in use and depreciation should commence.

We identified property and equipment as a critical audit matter due to the significant increase in capital expenditure during the year and the judgment involved in determining the timing of placed-in-use dates, the appropriateness of capitalized costs. Auditing these areas required extensive effort and a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding of and tested controls over property and equipment, including controls over capitalization and depreciation. We evaluated the Company’s accounting policies for consistency with applicable accounting standards. For selected additions, we inspected supporting documentation to assess whether costs were appropriately capitalized, and procedures performed to test the existence of selected assets. We evaluated management’s determination of placed-in-use dates and tested the timing of depreciation commencement for a sample of assets. We also tested the mathematical accuracy of depreciation expense and evaluated the adequacy of related disclosures.

/s/ Reanda Audit & Assurance B.V.

We have served as the Company's auditor since 2024. Amsterdam, the Netherlands

April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Nebius Group N.V.

Adverse Opinion on Internal Control Over Financial Reporting

We have audited internal control over financial reporting of Nebius Group N.V. ( “the Company”) as of December 31, 2025, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	Material weakness in internal controls over property and equipment.
●	Material weakness in internal controls over the revenue process for the TripleTen segment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of operations and comprehensive income / (loss), stockholders’ equity and cash flows for the year ended December 31, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 30, 2026 which expressed an unqualified opinion thereon.

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

April 30, 2026

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nebius Group N.V.

Opinion on the Financial Statements

We have audited the consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity of Nebius Group N.V. (formerly known as Yandex N.V.) and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ Joint-Stock Company “Technologies of Trust – Audit”

Moscow, Russian Federation

April 26, 2024, except with respect to the matter that alleviated previous substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1 to the consolidated financial statements, as to which the date is April 30, 2025, and except for the effects of discontinued operations and the change in reporting currency discussed in Note 1 (not presented herein) and the change in composition of reportable segments discussed in Note 15 (not presented herein) to the consolidated financial statements appearing under Item 18 of the Company’s 2024 annual report on the Form 20-F, as to which the date is April 30, 2025, and except for the effects of discontinued operations discussed in Note 1 and the change in composition of reportable segments discussed in Note 15 to the consolidated financial statements, as to which the date is April 30, 2026.

We have served as the Company’s auditor from 2021 to 2024.

NEBIUS GROUP N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)d

		As of December 31,
	Notes	2024	2025
ASSETS
Cash and cash equivalents	4	2,434.7	3,678.1
Accounts receivable, less allowance for doubtful accounts of $0.1 and $4.0, respectively	4	11.2	720.3
Prepaid expenses		22.2	34.8
VAT reclaimable		6.2	131.4
Other current assets	4	37.6	146.8
Current assets of discontinued operations	3	21.4	—
Total current assets		2,533.3	4,711.4
Property and equipment	7	846.7	5,553.3
Intangible assets	9	4.9	19.7
Operating lease right-of-use assets	8	44.8	918.8
Equity method investments	5	6.4	11.1
Investments in non-marketable equity securities	5	90.7	836.6
Deferred tax assets	10	7.7	11.8
Other non-current assets	4	13.4	367.9
Non-current assets of discontinued operations	3	0.7	—
Total non-current assets		1,015.3	7,719.2
TOTAL ASSETS		3,548.6	12,430.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	228.0	1,210.1
Debt, current	12	6.1	24.5
Income and non-income taxes payable	4	5.5	17.7
Deferred revenue, current	4	16.3	275.5
Current liabilities of discontinued operations	3	8.1	—
Total current liabilities		264.0	1,527.8
Operating lease liabilities	8	30.3	760.5
Debt, non-current	12	—	4,103.2
Deferred revenue, non-current	4	—	1,302.0
Other accrued liabilities	4	0.6	143.1
Total non-current liabilities		30.9	6,308.8
Total liabilities		294.9	7,836.6
Commitments and contingencies	11
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and 35,698,674, respectively, and Class C: 37,748,658 and 35,698,674, respectively); shares issued (Class A: 326,342,270 and 288,489,061, respectively, Class B: 35,698,674 and 33,551,883, respectively, and Class C: nil and 2,146,791, respectively); shares outstanding (Class A: 200,054,926 and 219,465,088, respectively, Class B: 35,698,674 and 33,551,883, respectively, and Class C: nil)	13	9.2	8.4
Treasury shares at cost (Class A: 126,287,344 and 69,023,973, respectively)		(1,968.1)	(1,075.7)
Additional paid-in capital		2,016.7	2,360.9
Accumulated other comprehensive loss		(22.1)	(0.1)
Retained earnings		3,218.0	3,300.5
Total shareholders’ equity		3,253.7	4,594.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,548.6	12,430.6

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars (“$”), except share and per share data)

		Year ended December 31,
	Notes	2023	2024	2025
Revenues	15	9.8	91.5	529.8
Operating costs and expenses:
Cost of revenues(1)		19.6	43.7	166.2
Product development(1)		87.1	114.8	177.3
Sales, general and administrative(1)		159.5	255.5	380.1
Depreciation and amortization	7, 9	29.3	77.1	417.9
Total operating costs and expenses		295.5	491.1	1,141.5
Loss from operations		(285.7)	(399.6)	(611.7)
Interest income	4	3.3	63.6	31.8
Interest expense	4	—	—	(61.5)
Gain from revaluation of investments in equity securities	5	—	—	598.9
Income / (loss) from equity method investments		(10.9)	0.4	(24.3)
Other income / (loss), net	4	(3.7)	(17.4)	80.6
Net income / (loss) before income taxes		(297.0)	(353.0)	13.8
Income tax expense / (benefit)	10	2.0	(1.0)	4.0
Net income / (loss) from continuing operations		(299.0)	(352.0)	9.8
Net income / (loss) from discontinued operations	3	564.9	(289.4)	72.7
Net income / (loss)		265.9	(641.4)	82.5
Net income from discontinued operations attributable to non-controlling interests		(24.6)	—	—
Net income / (loss) attributable to Nebius Group N.V.		241.3	(641.4)	82.5
Net income / (loss) from continuing operations per Class A and Class B share:
Basic	2	(0.81)	(1.25)	0.04
Diluted	2	(0.81)	(1.25)	0.04
Net income / (loss) from discontinued operations per Class A and Class B share:
Basic	2	1.46	(1.03)	0.30
Diluted	2	1.46	(1.03)	0.29
Net income / (loss) per Class A and Class B share:
Basic	2	0.65	(2.28)	0.34
Diluted	2	0.65	(2.28)	0.33
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	370,839,686	281,005,226	242,531,291
Diluted	2	370,839,686	281,005,226	247,679,946

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	0.2	0.2	0.5
Product development	20.9	9.6	16.6
Sales, general and administrative	7.7	44.7	66.1

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars)

		Year ended December 31,
	Notes	2023	2024	2025
Net income/(loss) attributable to Nebius Group N.V.		241.3	(641.4)	82.5
Net income attributable to non-controlling interests from discontinued operations		24.6	—	—
Net income / (loss)		265.9	(641.4)	82.5
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		(1,114.6)	(83.2)	22.8
Reallocation adjustment, net of tax of nil	4	(102.5)	2,428.6	(0.8)
Total comprehensive income / (loss)		(951.2)	1,704.0	104.5
Total comprehensive (income) / loss attributable to noncontrolling interests		35.0	—	—
Comprehensive income / (loss) attributable to Nebius Group N.V.		(916.2)	1,704.0	104.5

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars)

		Year ended December 31,
	Notes	2023	2024	2025
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income / (loss) from continuing operations		(299.0)	(352.0)	9.8
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of property and equipment	7	27.9	75.2	411.0
Amortization of intangible assets	9	1.4	1.9	6.9
Operating lease right-of-use assets amortization	8	7.1	8.7	50.6
Amortization of debt discount and issuance costs, net of interest expense capitalized	12	—	—	21.2
Share-based compensation expense	14	28.8	54.5	83.2
Deferred income tax expense / (benefit)	10	(1.3)	(2.8)	(3.4)
Foreign exchange (gains) / losses	4	2.4	17.8	(27.2)
Gain from revaluation of investments in equity securities		—	—	(598.9)
Income / (loss) from equity method investments		10.9	(0.4)	24.3
Provision for expected credit losses	4	(0.2)	0.2	5.5
Other		0.9	(0.6)	55.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		2.3	(9.8)	(714.6)
Prepaid expenses		(5.6)	(14.8)	(17.8)
Accounts payable, accrued and other liabilities and non-income taxes payable		1.5	(28.0)	(29.0)
Deferred revenue		1.9	10.0	1,565.8
Other assets		(7.8)	(23.7)	(339.2)
VAT reclaimable		6.8	(6.1)	(101.8)
Net cash provided by / (used in) operating activities – continuing operations		(222.0)	(269.9)	401.9
Net cash provided by / (used in) operating activities – discontinued operations		1,051.8	515.5	(17.1)
Net cash provided by / (used in) operating activities		829.8	245.6	384.8
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(82.9)	(807.5)	(4,066.0)
Proceeds from Divestment, net of cash of discontinued operations sold	3	—	1,283.2	—
Proceeds from the sale of the remaining equity interest in Divested businesses	3	—	184.2	—
Investments in debt securities		(10.0)	—	—
Proceeds from maturity of debt securities		—	10.0	—
Proceeds from sale of property and equipment		—	1.6	—
Investments in term deposits		—	—	(75.0)
Investment in Toloka, net of cash of discontinued operations deconsolidated		—	—	(42.7)
Investments in non-marketable equity securities		—	—	(50.0)
Other investing activities		—	0.5	4.5
Net cash provided by / (used in) investing activities – continuing operations		(92.9)	672.0	(4,229.2)
Net cash used in investing activities– discontinued operations		(1,119.2)	(360.4)	(0.1)
Net cash provided by / (used in) investing activities		(1,212.1)	311.6	(4,229.3)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from sale of equity securities	13	—	700.0	1,150.0
Proceeds from issuance of convertible notes		—	—	4,162.5
Convertible notes issuance costs		—	—	(89.3)
Treasury shares issuance costs	13	—	(32.5)	(23.8)
Withholding tax paid		—	—	(181.5)
Proceeds from issuance of SAFE instruments		—	—	100.0
Repayments of debt	12	—	(0.7)	(0.8)
Proceeds from exercise of share options / (Repurchase of equity classified awards)		—	(10.0)	8.4
Net cash provided by financing activities – continuing operations		—	656.8	5,125.5
Net cash provided by financing activities– discontinued operations		375.6	168.7	—
Net cash provided by financing activities		375.6	825.5	5,125.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(102.6)	(23.6)	(9.7)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(109.3)	1,359.1	1,271.3
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,200.5	1,091.2	2,450.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,091.2	2,450.3	3,721.6
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period		(977.1)	(14.9)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		114.1	2,435.4	3,721.6

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars)

		Year ended December 31,
	Notes	2023	2024	2025
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		1,181.9	1,076.1	2,449.6
Restricted cash and cash equivalents, beginning of period		18.6	15.1	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,200.5	1,091.2	2,450.3
Cash and cash equivalents, end of period		1,076.1	2,449.6	3,678.1
Restricted cash and cash equivalents, end of period		15.1	0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,091.2	2,450.3	3,721.6
Cash and cash equivalents, end of period – continuing operations		110.7	2,434.7	3,678.1
Restricted cash and cash equivalents, end of period – continuing operations		3.4	0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period- continuing operations		114.1	2,435.4	3,721.6
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		(2.0)	(3.7)	(4.5)
Cash paid for interest		—	—	(12.2)
Operating cash flows from operating leases		(5.0)	(11.2)	(58.7)
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		14.3	40.5	913.8
Non-cash investing and financing activities:
Acquired property and equipment and intangible assets not yet paid for		0.5	0.1	1,057.7
Conversion of convertible debt to ordinary shares		—	—	19.2
Effect of deconsolidation of former subsidiaries		—	—	85.9

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of U.S. dollars (“$”), except share and per share data)

	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of January 1, 2023	1	—	361,482,281	9.2	(19.6)	2,091.1	(1,210.0)	3,618.1	4,488.8	317.6	4,806.4
Share-based compensation expense	—	—	—	—	—	109.0	—	—	109	—	109.0
Transaction with Uber (Note 3)	—	—	—	—	—	(320.2)	(102.5)	—	(422.7)	(280.0)	(702.7)
Net income	—	—	—	—	—	—	—	241.3	241.3	24.6	265.9
Translation adjustment	—	—	—	—	—	—	(1,055.0)	—	(1,055.0)	(59.6)	(1,114.6)
Other	—	—	—	—	—	(67.7)	—	—	(67.7)	(2.4)	(70.1)
Balance as of December 31, 2023	1	—	361,482,281	9.2	(19.6)	1,812.2	(2,367.5)	3,859.4	3,293.7	0.2	3,293.9
Priority share elimination	(1)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(641.4)	(641.4)	—	(641.4)
Translation adjustment	—	—	—	—	—	—	(83.2)	—	(83.2)	—	(83.2)
Divestment (Note 3)	—	—	(162,485,725)	—	(2,286.4)	—	2,428.6	—	142.2	—	142.2
Sale of treasury shares, net of issuance costs (Note 13)	—	—	33,333,334	—	471.7	195.9	—	—	667.6	—	667.6
Transfer of shares to noteholders (Note 12)	—	—	3,046,129	—	43.1	(43.1)	—	—	—	—	—
Contingent tax liability in respect of shares remained in treasury (Note 11)	—	—	—	—	(180.9)	—	—	—	(180.9)	—	(180.9)
Share-based compensation expense	—	—	—	—	—	65.7	—	—	65.7	—	65.7
Repurchase of equity classified awards	—	—		—	—	(10.0)	—	—	(10.0)	(0.2)	(10.2)
Exercises of share-based awards	—	—	283,870	—	4.0	(4.0)	—	—	—	—	—
Other	—	—	93,711	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	—	—	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7
Net income	—	—	—	—	—	—	—	82.5	82.5	—	82.5
Translation adjustment	—	—	—	—	—	—	22.8	—	22.8	—	22.8
Deconsolidation of subsidiary (Note 3)	—	—	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Exercise of share-based awards	—	—	4,022,760	—	62.7	(62.7)	—	—	—	—	—
Exercise of share options	—	—	209,864	—	3.3	5.1	—	—	8.4	—	8.4
Conversion of Class B Shares (Note 13)	—	—	—	(0.3)	—	0.3	—	—	—	—	—
Cancellation of Treasury shares (Note 13)	—	—	—	(0.5)	623.4	(622.8)	—	—	0.1	—	0.1
Sale of Treasury shares	—	—	12,432,432	—	193.7	932.5	—	—	1,126.2	—	1,126.2
Transfer of shares to noteholders	—	—	491,648	—	7.6	11.6	—	—	19.2	—	19.2
Share-based compensation expense	—	—	—	—	—	81.9	—	—	81.9	—	81.9
Other	—	—	106,667	—	1.7	(1.7)	—	—	—	—	—
Balance as of December 31, 2025	—	—	253,016,971	8.4	(1,075.7)	2,360.9	(0.1)	3,300.5	4,594.0	—	4,594.0

The accompanying notes are an integral part of the consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively, “Nebius Group” or the “Group”), is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. The Group also operates additional businesses, currently including autonomous driving technologies (Avride) and education technology (“edtech”) (TripleTen).

On May 7, 2025, the Company announced a strategic investment transaction in Toloka, the Group’s data-for-generative AI solutions business, led by Bezos Expeditions with participation from Mikhail Parakhin, CTO of Shopify. Following the completion of the investment transaction in Toloka, the Company continued to hold a significant equity stake but ceased to hold majority voting power in Toloka, no longer includes Toloka’s results in the Group’s consolidated financial statements, and reports its stake in Toloka as a combination of equity method investment and investment in non-marketable equity securities (See Note 3 – “Acquisitions, Disposals and Discontinued Operations”; Note 5 – “Investments in Equity Securities and Equity Investments” for further detail).

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

The second and final closing of the Divestment occurred on July 12, 2024, at which the Company sold its remaining stake in the Divested Businesses. The consideration at the second closing was paid in a combination of cash of CNH 1.3 billion (approximately $0.2 billion) and 94.9 million Class A shares. The total amount of cash proceeds received in the transaction amounted to $2.6 billion, and the total number of consideration shares received was 162.5 million Class A shares. The Divestment represented the Company’s exit from Russia, a strategic shift that had a significant effect on the Company’s operations and financial results and, as such, the Divested Businesses are reported as discontinued operations. See Note 3 – “Acquisitions, Disposals and Discontinued Operations” for further detail.

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

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

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

The Company considers the provisions of ASC 205 “Discontinued operations” and analyzes whether the disposed portion of the Company’s operations qualifies as held for sale and presentation of discontinued operations. In the period that a discontinued operation is classified as held for sale and for all prior periods presented, the assets, liabilities and operations of the component are presented separately in the Group’s consolidated balance sheets and consolidated statements of operations.

Recast of Certain Prior Period Information

Toloka’s investment transaction, which resulted in its deconsolidation from the Group’s consolidated financial statements (the “Toloka Deconsolidation”), represented a strategic shift and met the criteria for the Toloka business to be classified as discontinued operations pursuant to ASC 205 “Discontinued operations.” Prior period financial information presented in these consolidated financial statements has been recast to reflect Toloka as discontinued operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to useful lives of property and equipment, recoverability of deferred tax assets, accounting for leases, fair values of share-based awards and valuation of investments in non-marketable equity securities. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

In January 2026, the Company completed an assessment of the useful lives of servers and network equipment based on updated information and usage patterns obtained subsequent to year-end and concluded that the estimated useful lives of such assets should be extended from four to five years. Management is considering the application of this change in accounting estimate prospectively beginning January 1, 2026.

Foreign Currency Translation

The functional currency of Nebius Group N.V. is the U.S. dollar. The functional currency of the Group’s other businesses, which are incorporated in various countries, is generally the respective local currency. The consolidated financial statements are presented in U.S. dollars. Assets and liabilities of entities with functional currencies other than the U.S. dollar are translated into U.S. dollars at exchange rates in effect at the balance sheet date, while income and expenses are translated at average exchange rates for the reporting period. Equity components are translated using appropriate historical exchange rates.

Translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income/(loss). Foreign exchange transaction gains and losses are included in other income / (loss), net in the accompanying consolidated statements of operations.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Certain Risks and Concentrations

Management has assessed the Group’s current risk exposures and identified concentration of credit risk, as well as customer and supplier concentrations, as the primary areas of potential risk.

Credit Risk Exposure

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable. The Group’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. The Company extends credit to its customers in the ordinary course of business, which exposes it to credit risk in the event of nonpayment by customers. The Company has not experienced any material losses from these accounts.

Significant Customers

The Group’s businesses operate primarily in the United States, the European Union (“EU”) and Israel. A significant portion of the Group’s revenue is derived from the core AI infrastructure business and to a lesser extent from fees collected from users of TripleTen’s edtech platform. A substantial portion of the Group’s revenue is collected on a prepaid basis.

The following customers accounted for 10% or more of the Company’s revenue for the years ended December 31, 2023, 2024, and 2025 after deconsolidation of Toloka entities:

	Year ended December 31,
	2023	2024	2025
Customer A	*	27%	25%
Customer B	*	*	15%
Customer C	*	11%	*
Customer D	*	*	*

* Customer did not represent 10% or more of revenue

As of December 31, 2024 and 2025, the Group’s maximum exposure to credit risk related to significant customer concentrations, measured at the gross fair value of accounts receivable was $6.6 (59%) attributable to Customer A in 2024 and $597.0 (83%) attributable to Customer D in 2025, and no significant customer concentration existed as of December 31, 2023.

Supplier Concentration

As of December 31, 2024 and 2025, the Group’s maximum exposure to credit risk related to significant supplier concentrations, measured at the gross carrying amount of capital expenditures incurred during that year, was attributable to one supplier in 2024 and to two suppliers in 2025. No significant supplier concentration existed in 2023.

Revenue Recognition

The Group recognizes revenue under contracts with customers in accordance with Accounting Standards Codification (“ASC”), Topic 606, “Revenue from Contracts with Customers,” or ASC 606. In accordance with ASC 606 revenue is recognized when the control of promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group allocates the total transaction price to each distinct performance obligation in an arrangement that contains multiple performance obligations based on their stand-alone selling price (“SSP”). The SSP reflects the price the Group would charge for a specific service if it were sold separately in similar circumstances and to similar customers. Revenue is recognized when, or as, the Group satisfies its performance obligations. The Group excludes from the measurement of its revenues any tax collected from customers on behalf of third parties.

The Group’s principal revenue streams and their respective accounting treatments are discussed below:

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Revenues from the Nebius Cloud Platform

The Group operates a cloud platform providing high-performance computing (HPC), managed Kubernetes services, object storage, and scalable GPU-powered solutions, specifically designed to train intensive AI workloads. Revenue from the cloud platform is recognized over time as services are provided, as customers simultaneously receive and consume the benefits of the services. Depending on the contract model, revenue is recognized based on usage (on-demand “pay-as-you-go”) or over the contractual service period (“reserved capacity”).

Pay-as-you-go (PAYG) access is provided to customers on a consumption basis and is billed monthly in arrears based on usage of services in the period.

For Reserved Capacity arrangements, the Group recognizes revenue ratably over time as services are provided. Variable consideration — principally in the form of service level credits and other contractual adjustments — is estimated based on the specific facts and circumstances of the committed contracts. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of services during that month.

Advance payments received by the Group from customers for services not yet rendered are recorded as deferred revenue on the Group’s consolidated balance sheets and recognized as revenue in the period when services are provided.

Significant Customer Agreements

During the year ended December 31, 2025, the Group entered into two significant customer agreements for cloud computing services. In applying ASC 606, the Group assessed each contract to determine whether it met the definition of a lease and is within the scope of ASC 842, “Leases”, which requires the transfer of control of identified assets and ability of the customer to direct the use of those assets. The Group determined that significant customer arrangements are classified as service contracts under ASC 606 and not as leases under ASC 842.

Each contract has multiple standalone performance obligations in the form of provision of computing capacity in clusters and related services. The performance obligations are delivered ratably over the period of time specified in the contracts, as such revenue is recognized over time as services are provided.

On September 8, 2025, the Group entered into a commercial agreement (the “Microsoft Agreement”) with Microsoft Corporation (“Microsoft”), pursuant to which the Group provides Microsoft access to dedicated GPU cloud computing capacity in clusters (each, a “Microsoft GPU Service”) at its new data center in Vineland, New Jersey over a five-year term. The Microsoft GPU Services are being deployed in nine tranches during 2025 and 2026. Subject to the satisfaction of deployment and availability of the Microsoft GPU Services, Microsoft has committed to pay the Group fees under the Microsoft Agreement estimated to be up to $17,392.9, irrespective of actual utilization of the GPU capacity, including aggregate upfront payments of approximately $6,958.1, with the remaining consideration invoiced monthly over the service terms of the respective tranches through October 2031. The agreement includes service-level commitments and provides Microsoft with rights to receive service credits or to terminate individual tranches in the event of specified delivery delays or repeated failure to meet availability requirements. Microsoft may also acquire additional services and/or capacity under the Microsoft Agreement. Cash flow coming from the Microsoft Agreement will be utilized to finance part of the capital expenditure associated with the Microsoft Agreement. The Group delivered the first tranche to Microsoft in November 2025 and the second tranche in February 2026.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

On November 1, 2025, the Group entered into a Cloud Infrastructure Services Agreement (the “Meta Agreement”) with Meta Platforms, Inc. (“Meta”), pursuant to which the Group provides Meta with access to dedicated GPU cloud computing capacity and related cloud infrastructure services over a five-year term delivered in two tranches. The total contracted consideration under the initial order is approximately $2,880.7. In addition, Meta pays recurring monthly fees for storage, compute, and connectivity services for the duration of the service term. Meta is obligated to pay the contracted service fees irrespective of actual utilization of the GPU capacity. The agreement includes service-level commitments and provides Meta with rights to receive service credits or to terminate individual tranches in the event of specified delivery delays or repeated failure to meet availability requirements. The Group delivered the first tranche to Meta in December 2025 and the second tranche in February 2026.

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

Contract Balances and Remaining Performance Obligations

The timing of revenue recognition, billings and cash collections result in accounts receivable and deferred revenue.

Accounts receivable represent the Group’s unconditional right to consideration for goods or services transferred to customers, where only the passage of time is required before payment is due, and are recorded at the invoiced amount, net of an allowance for credit losses. Accounts receivable are recognized in the period in which the Group has the right to invoice the customer and when its right to consideration is unconditional. Deferred revenue arises when the Group receives payments or has the unconditional right to receive payments in advance of satisfying the related performance obligations. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition.

The Group assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Group does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance either to the customer or to the Group, no financing component is deemed to exist. If a significant financing component exists from a payment from the customer to the Group in advance of the satisfaction of the performance obligation, the interest on the borrowing cost component is recorded as interest expense and revenue, based on an appropriate implicit borrowing rate.

Remaining performance obligations ("RPO") represent the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. RPO consists of deferred revenue and unbilled contract revenue, which includes non-cancelable contracts where the Group has not yet invoiced, maintains an obligation to perform, and has not recognized revenue in the financial statements.

Cost of Revenues

Cost of revenues primarily consists of costs of co-location of data center facilities, the electricity, utility and maintenance costs in data centers, personnel costs, payment processing and students’ tuition fees and other related expenses. The Group’s owned data centers together with leased data center facilities are significant components of the Group’s cost of revenues.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Product Development Expenses

Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Group’s technology platforms. Product development expenses also include rent and utilities attributable to office spaces occupied by development staff.

The Group’s development expenditures, including costs to develop software products, are expensed before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and, as a result, development costs that meet the criteria for capitalization were not material for the years ended December 31, 2023, 2024 and 2025. Product development expenses related to relatively minor upgrades, enhancements and maintenance are expensed as incurred.

Social Security Contributions

The Group makes contributions to governmental pension, medical and social funds on behalf of its employees. These contributions are expensed as incurred. These contributions are subject to changes in national laws and regulations, which the Group monitors for compliance. In the Netherlands the amount is calculated based on rates from 17.71% to 22.71%. The rates for 2025 for other countries range from 10.21% to 33.80%; income thresholds are usually applied.

The Group does not have defined contribution plans or other pension plans.

Share-Based Compensation

The Company grants equity awards to the Group’s employees, directors and consultants in respect of the Company’s Class A ordinary shares, including restricted share units (“RSUs”) and performance share units (“PSUs”); as well as equity awards in respect of individual business units or subsidiaries (“Business Unit Equity Awards”) (collectively, “Share-Based Awards”).

The fair value of RSUs is measured based on the fair market values of the underlying shares on the dates of grant. The fair value of PSUs is measured using the Monte-Carlo pricing model. The Group estimates the fair value at the grant date of Business Unit Equity Awards that are expected to vest using the Black-Scholes-Merton (“BSM”) pricing model or the Monte-Carlo pricing model. Compensation expense is recognized over the requisite service period, generally on a straight-line basis; however, for certain awards with market conditions and graded vesting features, compensation expense is recognized using the graded-vesting attribution method. These models incorporate assumptions such as stock price volatility, contractual terms, maturity, risk free rates and expected dividends. The expense per RSU and Business Unit Equity Award is recognized on a straight-line basis over the requisite service period.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Income Taxes

Current provision for income tax is calculated as the estimated amount expected to be recovered from or paid to the taxing authorities based on the taxable income for the period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for carryforwards. Deferred tax assets, including those for operating loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax asset or liability is expected to be recovered or settled. Deferred tax income/(expense) represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. In making such a determination, management considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, limitations and enacted changes to the tax legislation in respective jurisdictions, tax-planning strategies, and results of recent operations.

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

Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income/(loss) in addition to net income/(loss). Comprehensive income/(loss) of the Group includes net income/(loss) and foreign currency translation adjustments. For the years ended December 31, 2023, 2024 and 2025 total comprehensive income/(loss) included, in addition to net income/(loss), the effect of translating the financial statements of the Group’s legal entities from these entities’ functional currencies into U.S. dollars.

Accumulated other comprehensive loss of $22.1 and $0.1 as of December 31, 2024 and 2025, respectively, consists solely of cumulative foreign currency translation adjustment.

In 2024, as a result of the Divestment and the change in reporting currency, the Group reclassified the accumulated other comprehensive loss totaling $2,428.6 from equity to earnings. In 2025, as a result of Toloka deconsolidation, the Group reclassified the accumulated other comprehensive loss totaling $0.8 from equity to earnings.

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

Cash and Cash Equivalents

Cash includes cash on hand, bank current accounts and funds in transit. Cash equivalents include short-term investments (with an original maturity of no more than 90 days from the date of investment) that are easily convertible

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

into known amounts of cash and are subject to insignificant risk of changes in value (such as deposit accounts and money market investments).

Restricted Cash

Restricted cash includes cash and cash equivalents that the company does not have full rights to use or dispose of. Restricted cash includes, for example, cash held in separate bank accounts reserved for specific purposes (such as guaranteeing payments to suppliers and contractors, repaying loans, etc.).

In the balance sheet, restricted cash is included in Other Current Assets or Other Non-current Assets, depending on when the restrictions on the use of the cash or its equivalents will be lifted.

Term Deposits

Bank deposits are classified as cash and cash equivalents if the original maturities are three months or less. Bank deposits, that have original maturities of longer than three months, are classified as (i) current term deposits if they are repayable in less than twelve months; and (ii) non-current term deposits if they are repayable in more than twelve months.

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

Government grants

The Group accounts for government grants in accordance with ASC 105-10-05-2 by applying by analogy IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Government grants represent assistance by government in the form of transfers of resources to the Group in return for past or future compliance with certain conditions relating to the operating activities of the Group. Government grants are recognized when there is reasonable assurance that: (a) the Group will comply with the conditions attaching to them; and (b) the grant will be received. Government grants are classified either as grants related to assets or grants related to income based on the nature of the underlying expenditures. Government grants relating to multiple activities are separated into components and accounted for based on the nature of the related costs or obligations. A government grant is measured at the amount of cash received or receivable.

Government grants related to assets are presented separately as deferred income (as Accounts payable, accrued and other liabilities) that is amortized over the useful life of the asset (gross presentation). Government grants related to income are offset against the related expenses and recognized over the periods in which the related costs are incurred. Cash receipts from government grants are classified by the Group as cash flows provided by operating activities in the consolidated statements of cash flows. Government grants are derecognized as the related deferred income is fully recognized in profit or loss over the applicable period or when the grant becomes repayable.

Repayments of grants related to income are applied first against any unamortized deferred income recognized in respect of the grant. To the extent that the repayment exceeds the deferred income balance, or where no deferred income exists, the excess is recognized immediately in profit or loss. Repayments of grants related to assets are recognized by either increasing the carrying amount of the related asset or reducing the deferred income balance by the amount

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

repayable. Any cumulative additional depreciation that would have been recognized in profit or loss to date in the absence of the grant is recognized immediately in profit or loss.

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

The depreciable amount of property and equipment is its cost less its residual (salvage) value (if applicable). Depreciation is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Server and network equipment	4.0 years
Infrastructure systems and equipment	3.0-10.0 years
Office furniture and equipment	3.0 years
Buildings	20.0 years
Other property and equipment	2.0-10.0 years

Land is not depreciated.

Depreciation of assets included in assets not yet in use commences when they are ready for the intended use. Assets not yet in use include prepayments made for property, plant and equipment.

Capitalized Interest Costs

In accordance with ASC 835-20, the Group capitalizes interest associated with the construction of data centers and purchases of related server and network equipment during the period in which expenditures for qualifying assets have been incurred, activities necessary to prepare the assets for their intended use are in progress, and interest costs are being incurred. Such capitalized interest is considered part of the assets’ historical cost and is depreciated over the estimated useful lives of the underlying assets.

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

To determine the present value of its lease payments, the Group utilizes the implicit interest rate in the lease agreement. If the implicit interest rate in the Group’s leases is unknown, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Group gives consideration to its credit risk, term of the lease and total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise any such options. Lease costs for the Group’s operating leases are recognized on a straight-line basis within operating expenses over the lease term.

The Group determines lease payments related to the use of the underlying leased assets at lease commencement and lease modification dates. Based on the terms of the individual lease agreement, such lease payments may represent

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

fixed payments (including in-substance fixed payments) or variable lease payments. Certain future minimum lease payments due under the operating lease agreements contain rent-free periods or escalating rent payment provisions.

The Group separates its leases into leases of office spaces and data center facilities by the class of the underlying assets. For both classes the Group separately accounts for lease and non-lease components based on the identifiable standalone price of such non-lease components and, as a result, allocates part of lease contract consideration to the non-lease component and accounts for it separately. Non-lease components primarily consist of power consumption and internet connection and can be both fixed and/or usage based. The Group has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

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

Equity Method Investments

Investments in the common stock or in-substance common stock of entities in which the Group can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for under the equity method. The Group records its share of the results of these companies and the amortization of basis differences within the income/(loss) from equity method investments line on the consolidated statements of operations or as an adjustment to equity to reflect the Group’s share in the changes of the investee’s capital.

Following the loss of significant influence over equity method investments without readily determinable fair values, the Group accounts for these investments under the measurement alternative at cost less impairment.

The Group reviews its equity method investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the investment company including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of operations and a new cost basis in the investment is established.

Investment in Non-Marketable Equity Securities

The Group accounts for investments in non-marketable equity securities in accordance with ASC 321. Equity securities without readily determinable fair values are measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments for observable price changes and impairments are recognized in earnings.

Goodwill and Intangible Assets

Goodwill

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group recognized goodwill impairment in the amount of $13.7, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. All of the Group’s historical goodwill and acquisition-related intangible assets were directly attributable to the Divested Businesses. Goodwill impairment and acquisition-related intangible assets amortization are presented within results of discontinued operations in the Group’s consolidated statement of operations.

Intangible Assets Other Than Goodwill

Other intangible assets include technologies and licenses and Assets not yet in use. Intangible assets are initially recognized at cost. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

The Group amortizes other intangible assets using the straight-line method using estimated useful lives as follows:

Estimated useful lives
Other technologies and licenses	the shorter of 5.0 years or the underlying license terms

Impairment of Long-lived Assets Other Than Goodwill

The Group evaluates the carrying value of long-lived assets other than goodwill for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be recoverable. When such a determination is made, management’s estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount by which the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

Convertible debt

Upon the issuance of convertible debt, the Group performs an analysis of the embedded features pursuant to ASC 815 “Derivatives and Hedging”. In cases where embedded features require bifurcation, they are accounted for separately as a derivative liability. The Group does not apply a fair value option for a debt component of convertible notes issued.

The Group records the principal amount of convertible notes issued as a liability on its balance sheet, offset by the associated debt issuance costs, which are reported as a direct deduction from the carrying amount of the liability. Debt issuance costs are amortized over the contractual term of the convertible notes issued using the effective interest method, with the amortization recognized as interest expense in the consolidated statement of operations. Additionally, accretion of principal to the repayment amount at maturity is recognized over the term of the convertible notes issued as interest expense.

Recently Adopted Accounting Pronouncements

ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the effective tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Group

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

adopted this standard effective January 1, 2025, and applied the guidance prospectively. Refer to the Note 10 Income Tax.

ASU 2025-05 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets"

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which introduces a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, including those recognized in a business combination. The guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods, with early adoption permitted. The Group adopted ASU 2025-05 early, effective January 1, 2025, and applied the guidance prospectively. In accordance with ASU 2025-05, the Group elected to apply the practical expedient provided in ASC 326-20-30-10C for current trade receivables arising from revenue transactions accounted for under ASC 606. Under this practical expedient, the Group assumes that current conditions as of the balance sheet date remain unchanged for the remaining life of the receivables when developing reasonable and supportable forecast.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

ASU "2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"

In November 2024, the FASB issued ASU “2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance, as further clarified through ASU 2025-01 “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”, is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-06 "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”

In September 2025, the FASB issued ASU 2025-06 “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which clarifies and simplifies the capitalization guidance for internal-use software by removing references to sequential development stages and clarifying that capitalization begins when management has authorized and committed to funding the software project and it is probable the project will be completed and the software will be used as intended, considering any significant uncertainty in development activities. The guidance is effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance may be applied prospectively, retrospectively, or on a modified retrospective basis, including for in-process projects. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-11 "Interim Reporting (Topic 270): Narrow-Scope Improvements"

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270): Narrow-Scope Improvements”, which clarifies interim disclosure requirements and the applicability of Topic 270. The guidance will be effective for interim periods beginning January 1, 2028. Therefore, for the Group, the guidance will be effective for interim reporting periods beginning January 1, 2028, and will be reflected in the consolidated financial statements for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-10 "Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”

In December 2025, the FASB issued ASU 2025-10 “Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities” to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance will be effective for annual periods beginning with the year ending December 31, 2028 and for interim periods beginning January 1, 2029. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028, and for interim periods beginning January 1, 2029. Early adoption is permitted. Upon adoption, the guidance can be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2. NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share from continuing and discontinued operations for the years ended December 31, 2023, 2024 and 2025 is computed on the basis of the weighted average number of ordinary shares outstanding using the two-class method. Basic net income/(loss) from continuing and discontinued operations and per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and shares to be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income/(loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated using the “treasury stock” method and the dilutive effect of convertible debt under the if-converted method. Transactions resulting in businesses being classified as discontinued operations are described in Note 3.

The computation of the diluted net income/(loss) per Class A share from continuing and discontinued operations assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share from continuing and discontinued operations does not assume the conversion of those shares. The net income/(loss) per share from continuing and discontinued operations amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or liquidation. In compliance with ASC 260-10-45-18 the Group uses loss from continuing operations as the control number in determining whether those potential ordinary shares are dilutive or antidilutive. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share from continuing and discontinued operations computation, because their effect was anti-dilutive for the years ended December 31, 2023, 2024 and 2025, was 6,005,247, 4,026,852 and 6,023,549 respectively.

The outstanding Convertible Notes (see Note 12) contain a flexible settlement feature and are evaluated for inclusion in diluted earnings per share under the if-converted method in accordance with ASC 260. For the year ended December 31, 2025, the Convertible Notes were excluded from the computation of diluted net income per ordinary share from continuing and discontinued operations because their effect was anti-dilutive. The number of ordinary shares issuable upon conversion that were excluded from diluted earnings per share for the year ended December 31, 2025 was 17,864,122. There were no Convertible Notes outstanding during the years ended December 31, 2023 and 2024.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Year ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B
Net income / (loss) from continuing operations, allocated for basic	(270.2)	(28.8)	(307.3)	(44.7)	8.4	1.4
Reallocation of net income / (loss) from continuing operations as a result of conversion of Class B to Class A shares	(28.8)	—	(44.7)	—	1.4	—
Net income / (loss) from continuing operations, allocated for diluted	(299.0)	(28.8)	(352.0)	(44.7)	9.8	1.4
Net income / (loss) from discontinued operations, allocated for basic	488.3	52.0	(252.6)	(36.8)	62.2	10.5
Reallocation of net (loss)/income from discontinued operations as a result of conversion of Class B to Class A shares	52.0	—	(36.8)	—	10.5	—
Reallocation of net income / (loss) from discontinued operations to Class B shares	—	—	—	—	—	(0.2)
Net income / (loss) from discontinued operations, allocated for diluted	540.3	52.0	(289.4)	(36.8)	72.7	10.3
Weighted average ordinary shares used in per share computation — basic	335,141,012	35,698,674	245,306,552	35,698,674	207,486,402	35,044,888
Effect of:
Share-Based Awards	—	—	—	—	5,148,655	—
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	—	35,044,888	—
Weighted average ordinary shares used in per share computation — diluted	370,839,686	35,698,674	281,005,226	35,698,674	247,679,946	35,044,888
Net income / (loss) per share from continuing operations attributable to ordinary shareholders:
Basic	(0.81)	(0.81)	(1.25)	(1.25)	0.04	0.04
Diluted	(0.81)	(0.81)	(1.25)	(1.25)	0.04	0.04
Net income / (loss) per share from discontinued operations attributable to ordinary shareholders:
Basic	1.46	1.46	(1.03)	(1.03)	0.30	0.30
Diluted	1.46	1.46	(1.03)	(1.03)	0.29	0.29
Net income / (loss) per share attributable to ordinary shareholders:
Basic	0.65	0.65	(2.28)	(2.28)	0.34	0.34
Diluted	0.65	0.65	(2.28)	(2.28)	0.33	0.33

3. ACQUISITIONS, DISPOSALS AND DISCONTINUED OPERATIONS

The components of net income/(loss) from discontinued operations for the years ended December 31, 2023, 2024 and 2025 are the following:

	Year ended December 31,
	2023	2024	2025
Gain from disposal – Toloka	—	—	85.9
Net loss from discontinued operations – Toloka	(42.5)	(41.5)	(13.2)
Net income from discontinued operations – businesses in Russia	607.4	477.7	—
Loss from disposal – businesses in Russia	—	(784.6)	—
Gain from revaluation of investment in the divested businesses	—	59.0	—
Total net income / (loss) from discontinued operations	564.9	(289.4)	72.7

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Disposal of businesses in Russia and certain international markets in 2024

As disclosed in Note 1, in 2024 the Company sold all of the Group’s businesses in Russia and related businesses in certain international markets. The transaction was implemented in two closings. The first closing occurred on May 17, 2024, at which the Company sold a controlling stake of 68% in the Divested Businesses; the second closing occurred on July 12, 2024, at which the Company sold the remaining stake. The Divestment represented a strategic shift in the Company’s operations, and as such the Divested Businesses are reported as discontinued operations as defined by ASC 205-20-45.

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

In connection with the deconsolidation, the Company reclassified the accumulated other comprehensive loss from equity to earnings as a result of the change in reporting currency and attributable to the Divested Businesses. Prior to and in anticipation of the first closing, the Company effected the sale of approximately 14.1 million shares (or 4% of the outstanding shares) of IPJC Yandex to another subsidiary within the disposal perimeter for use in the equity incentive pool of the disposal perimeter, in consideration for approximately $208.0 in cash. The transaction did not result in a change of economic ownership of disposed business prior to the Divestment.

The following table provides details of the consideration received for the Divestment:

	Class A shares	Fair value of Class A shares received	Cash part of consideration	Total
1st closing	67,632,122	931.1	2,458.1	3,389.2
2nd closing	94,853,603	1,355.3	184.2	1,539.5
Total	162,485,725	2,286.4	2,642.3	4,928.7

Following the first closing of the Divestment, the Company held a remaining minority interest in the divested businesses. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. The result of revaluation of the investment in these divested businesses in the amount of $59.0 gain was presented within net income/(loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2024.

As of May 17, 2024 the Group deconsolidated $1,174.9 of cash and cash equivalents related to discontinued operations.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The Company reclassified the following operations to discontinued operations for the years ended December 31, 2023, and 2024, respectively.

	Year ended December 31,
	2023	2024
Revenues	9,344.8	3,848.5
Operating costs and expenses:
Cost of revenues	4,193.7	1,588.8
Product development	1,099.5	433.6
Sales, general and administrative	2,878.1	1,143.4
Depreciation and amortization	440.5	89.3
Goodwill impairment	84.3	1.6
Total operating costs and expenses	8,696.1	3,256.7
Income / (loss) from discontinued operations	648.7	591.8
Interest income	62.7	33.70
Interest expense	(122.6)	(80.60)
Income / (loss) from equity method investments	(6.4)	(0.5)
Other income / (loss), net	264.1	13.2
Income / (loss) from discontinued operations before income tax expense	846.5	557.6
Income tax expense	239.1	79.9
Net income from discontinued operations, net of tax	607.4	477.7

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

Toloka Deconsolidation and Investment Transaction

Effective May 2, 2025, the Company ceased to have control over Toloka following the issuance by Toloka Group, Inc. ("Toloka Group") of additional stock to third-party investors and a restructuring of the capital stock of Toloka Group into both voting and nonvoting common and preferred shares, as result of which the Company’s voting interest was reduced to 49%. Consequently, Toloka Group was deconsolidated from the Company’s financial statements, and the Company's retained share in Toloka was reclassified as an equity method investment under ASC 323 for the investment in common stock, while the investment in preferred stock was accounted for under ASC 321 using the measurement alternative. The Toloka Deconsolidation represents a strategic transaction aimed at enhancing the Group’s focus on its core AI infrastructure business while allowing Toloka to operate independently. The transaction qualifies as a "strategic shift" under ASC 205-20, requiring discontinued operations reporting, as Toloka constituted a significant business line for the Company.

The deconsolidation was accounted for in accordance with ASC 810, and the Company recognized a gain as the difference between the fair value of the retained investment (common and preferred stock) and the carrying amount of the assets and liabilities deconsolidated. The Company’s participation in the Toloka investment transaction amounts to $39.0 paid in cash. The Company deconsolidated cash and cash equivalents of Toloka in amount of $3.7 as of the date of the Toloka Deconsolidation.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The Company reclassified the following assets and liabilities to discontinued operations for the year ended December 31, 2024 in connection with the Toloka Deconsolidation:

December 31, 2024
ASSETS
Cash and cash equivalents	14.9
Accounts receivable, net	1.9
Prepaid expenses	0.7
VAT reclaimable	1.9
Other current assets	2.0
Total current assets from discontinued operations	21.4
Property and equipment	0.3
Operating lease right-of-use assets	0.2
Deferred tax assets	0.1
Other non-current assets	0.1
Total non-current assets from discontinued operations	0.7
TOTAL ASSETS FROM DISCONTINUED OPERATIONS	22.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	7.5
Income and non-income taxes payable	0.4
Deferred revenue	0.2
Total current liabilities from discontinued operations	8.1
TOTAL LIABILITIES FROM DISCONTINUED OPERATIONS	8.1

The Company reclassified the following operations to discontinued operations for the years ended December 31, 2023, 2024 and 2025, respectively.

	Year ended December 31,
	2023	2024	2025
Revenues	11.1	26.1	6.4
Operating costs and expenses:
Cost of revenues	12.3	29.7	8.4
Product development	25.2	14.9	3.4
Sales, general and administrative	15.5	22.3	7.4
Depreciation and amortization	—	0.2	0.1
Total operating costs and expenses	53.0	67.1	19.3
Loss from discontinued operations	(41.9)	(41.0)	(12.9)
Interest income	—	—	0.1
Other income / (loss), net	(0.5)	0.1	(0.6)
Loss from discontinued operations before income tax expense	(42.4)	(40.9)	(13.4)
Income tax expense / (benefit)	0.1	0.6	(0.2)
Net loss from discontinued operations, net of tax	(42.5)	(41.5)	(13.2)

After the Toloka Deconsolidation, the Company has significant influence over operations of Toloka through a combination of common and preferred shares and intends to hold its non-controlling equity investment in Toloka for the long term.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Acquisitions in 2023

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, the Company entered into an agreement with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V., a mobility joint venture, for consideration in cash of $702.5.

In order to account for the equity ownership changes contemplated by the transaction, the Group reduced the amount of the non-controlling interest and additional paid-in capital by $280.0 and $320.2, respectively, and increased the amount of the accumulated other comprehensive loss by $102.5 (Note 4). After the closing date, no earnings are allocated to the non-controlling interest.

The transaction is related to the Divested Businesses.

4. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2024 and 2025 consisted of the following:

	2024	2025
Cash	633.2	1,152.7
Cash equivalents:
Money market funds	500.4	1,770.9
Bank deposits	1,301.0	754.5
Other cash equivalents	0.1	—
Total cash and cash equivalents	2,434.7	3,678.1

Current expected credit losses for cash and cash equivalents were immaterial for the years ended December 31, 2024 and 2025. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Aging Analysis of Accounts Receivable

The aging of accounts receivable is presented below. Receivables are considered past due when they remain outstanding beyond their contractual payment terms.

	2024	2025
Current	7.1	694.7
1-30 days	0.6	11.9
31-60 days	1.5	8.7
61-90 days	1.2	5.0
More than 90 days	0.9	4.0
Total Account receivable, gross	11.3	724.3
Allowance for current expected credit losses on trade receivables	(0.1)	(4.0)
Total Account receivables, net	11.2	720.3

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the years ended December 31, 2024 and 2025 were as follows:

	2024	2025
Balance at beginning of period	0.4	0.1
Current period provision for expected credit losses	1.0	3.9
Write-off	(1.3)	—
Balance at the end of the period	0.1	4.0

Other Current Assets

Other current assets as of December 31, 2024 and 2025 consisted of the following:

	2024	2025
Term deposits, current	—	75.0
Prepaid other taxes	1.8	30.0
Security and guarantee deposits for next 12 months	6.2	8.8
Deferred expenses	2.1	8.4
Restricted cash	0.6	6.8
Prepaid income tax	3.0	3.4
Funds receivable	1.5	1.6
Interest receivable	21.6	0.4
Other	0.8	12.4
Total other current assets	37.6	146.8

Other Non-current Assets

Other non-current assets as of December 31, 2024 and 2025 consisted of the following:

	2024	2025
Prepaid rent	—	271.3
Prepaid other services	5.1	41.7
Restricted cash	0.1	36.7
Security and guarantee deposits over next 12 months	3.9	16.4
Loans receivable other	—	1.5
Deferred consideration receivable	3.8	—
Other non-current assets	0.5	0.3
Total other non-current assets	13.4	367.9

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2024 and 2025 consisted of the following:

	2024	2025
Trade accounts payable for property and equipment	—	1,057.7
Operating lease liabilities, current	13.1	84.9
Trade accounts payable for other services	17.3	24.6
Government grant liability, current	—	17.5
Salary and other compensation to employees payable	10.9	14.2
Unused vacation reserve accrued	4.8	7.6
Tax liabilities accrued	181.9	0.4
Other liabilities	—	3.2
Accounts payable, accrued and other liabilities	228.0	1,210.1

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Other accrued liabilities

Other accrued liabilities as of December 31, 2024 and 2025 consisted of the following:

	2024	2025
Avride SAFE liability and Tranche Right liability	—	102.7
Government grant liability, non-current	—	23.1
Trade accounts payable for property and equipment, non-current	—	15.3
Other non-current liabilities	0.6	2.0
Total other accrued liabilities	0.6	143.1

Avride SAFE liability and Tranche Right liability

In October 2025, Avride issued a Simple Agreement for Future Equity (“SAFE”) to SMB Holding Corporation (“SMB”) in exchange for cash consideration of $100.0. In connection with this arrangement, Avride also granted SMB a contingent right to receive an additional SAFE with a principal amount of $75 million upon achievement of specified operational and financing milestones (the “Tranche Right”). A SAFE is a freestanding financial instrument that provides the holder with the right to receive a variable number of Avride’s equity shares upon certain future events. Under the terms of the SAFE, upon a qualifying equity financing the SAFE automatically converts into preferred stock at a price equal to 80% of the price per share paid by new investors. Upon a liquidity or dissolution event, the holder is entitled to receive the greater of the original purchase amount or the amount otherwise payable upon conversion. The Tranche Right represents a conditional obligation to issue an additional SAFE for a fixed purchase amount if the specified milestones are achieved. Both the SAFE and the Tranche Right are classified as liabilities in accordance with ASC 480, “Distinguishing Liabilities from Equity”, as they may require settlement through the issuance of a variable number of shares for a predominantly fixed monetary amount or, in certain circumstances, through the transfer of assets.

The SAFE liability and the Tranche Right liability are initially recorded at fair value in an amount equal to proceeds received and subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in other income / (loss), net (Note 6). As of December 31, 2025, the fair value of the SAFE and the Tranche Right liability was $101.1 and $1.6, respectively.

Government grant

In 2025, the Group received formal approval from the Israeli Innovation Authority for a government grant to support the establishment and operation of an AI large-model training laboratory in Israel for the amount of $54.1. Under the program, the Group is required to deploy and operate advanced AI computing infrastructure and provide eligible Israeli industry and research institutions with multi-year access to those services.

The grant provided in 2025 covers eligible costs incurred from May 2025 through April 2026. In addition, the Group is eligible to maintain its participation and is required to continue meeting the program’s operational and service requirements for a three-year period through April 2028.

The grant is provided in the form of cash reimbursements for eligible expenditures. During the year ended December 31, 2025, the Group received cash installments totaling $44.4.

The Group has determined that the grant contains both asset-related and income-related components and accounts for each portion separately based on the nature of the underlying expenditures.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

As of December 31, 2025, government grants related to assets are presented as follows:

2025
Consolidated Balance Sheets
Accounts payable, accrued and other liabilities (current portion)	17.5
Other accrued liabilities (non-current portion)	23.1
Consolidated Statement of Operations
Operating costs and expenses (contra-expense):
Depreciation and amortization	(2.9)

For the year ended December 31, 2025, government grants related to income were offset against the following related expenses:

2025
Consolidated Statement of Operations
Operating costs and expenses (contra-expense):
Cost of revenues	(0.8)
Sales, general and administrative	(0.1)

The grant may be required to be repaid if the Group fails to comply with applicable conditions. The Group believes that this is unlikely to occur, as it is in compliance with all applicable requirements.

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to strategic customer agreements.

As of December 31, 2024 and 2025, the balance of deferred revenue, including current and non-current portion, was $16.3 and $1,577.5, respectively. Revenue recognized during the years ended December 31, 2024 and 2025, which was included in the deferred revenue balances at the beginning of each respective period, was $6.9 and $16.3, respectively.

During the year ended December 31, 2025, total deferred revenue increased by $1,561.2 primarily due to the recognition of prepayments received in advance for future services to be rendered under strategic customer agreements (Note 1). Deferred revenue is expected to be recognized as revenue over the period ranging from one to five calendar years.

Remaining performance obligations

As of December 31, 2025, the aggregate transaction price allocated to the RPO was $21,333.0, of which 28% is expected to be recognized over the 24 months ending December 31, 2027, 39% between months 25 and 48, and the remainder recognized thereafter. The amounts disclosed include the Group's best estimate of variable consideration which is subject to change due to the timing and performance constraints. The amounts do not include performance obligations with an original duration of one year and less.

Interest income

The Group recognized interest income for the years ended December 31, 2023, 2024 and 2025 in the amounts of $3.3, $63.6 and $31.8, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other high liquid financial instruments such as bank deposits with maturities of less than three months and overnight deposits.

The accrued interest receivable in the amount of $21.6 and $0.4 as of December 31, 2024 and 2025, respectively is presented within other current assets in the consolidated balance sheets.

Interest Expense

The Group recognized interest expense of $61.5 for the year ended December 31, 2025. No interest expense was recognized for the years ended December 31, 2023 and 2024.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Interest expense for the year ended December 31, 2025 primarily relates to interest and amortization of debt issuance costs and accretion associated with the Group’s convertible notes, interest expense recognized on advances received from major customers, and interest expense recognized in connection with property and equipment received in advance from suppliers under deferred payment arrangements. Interest expense is presented net of capitalized interest.

Other Income / (Loss), Net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	2023	2024	2025
Gain from investments in money market funds	—	0.8	55.2
Foreign currency exchange gain / (loss), net	(2.4)	(17.8)	27.2
Other income / (loss), net	(1.3)	(0.4)	(1.8)
Total other income / (loss), net	(3.7)	(17.4)	80.6

Income and non-income taxes payable

The income and non-income taxes payable line in the consolidated balance sheets includes income taxes payable in the amount of $0.7 and $4.8 as of December 31, 2024 and 2025, respectively.

Reallocations of Accumulated Other Comprehensive Loss

For the year ended December 31, 2024 and 2025 the Group reclassified other comprehensive income/(loss) in the amount of ($2,428.6) and $0.8, respectively, from equity to earnings upon deconsolidation of the Divested Businesses (Note 3). Such other comprehensive income/(loss) consisted solely of currency translation adjustment directly attributable to the Divested Businesses.

The Group adjusted the carrying amount of accumulated other comprehensive loss by $102.5 for the year ended December 31, 2023, reflecting the acquisition of Uber's remaining interest in MLU B.V. (Note 3).

5. INVESTMENTS IN EQUITY SECURITIES AND EQUITY INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the years ended December 31, 2023, 2024 and 2025.

	2023	2024	2025
Balance at the beginning of the year	19.6	6.4	6.4
Investment in Toloka	—	—	33.6
Share of profit / (loss) in equity method investments	(2.3)	—	(28.6)
Share of other comprehensive loss in equity method investments	—	—	(0.3)
Impairment loss	(10.9)	—	—
Total equity method investments	6.4	6.4	11.1

As of December 31, 2025 investment in Toloka represents an investment in combination of common stock and preferred stock, initially recognized at fair value as of the date of Toloka Deconsolidation. The Group holds 81% of the economic interest and 49% of the voting interest in Toloka on an outstanding basis. Investment in Toloka’s common stock is accounted under the equity method, while preferred stock is accounted for separately as an investment in non-marketable equity securities as disclosed below.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The carrying value of the Group’s equity method investments as of December 31, 2024 and 2025 were as follows:

	2024	2025
Venture capital fund	6.4	6.4
Toloka	—	4.7
Total equity method investments	6.4	11.1

Included in the carrying value of the Toloka investment is the basis difference, net of amortization, between the original cost of the investment and the Group's proportionate share of the net assets of Toloka. The carrying value of the equity method investment is primarily adjusted for the Group’s share in the losses of Toloka and amortization of basis differences.

The table below provides the composition of the basis difference as of December 31, 2025:

2025
Intangible assets, net of accumulated amortization	(8.3)
Deferred tax liabilities	1.6
Basis difference	(6.7)

The Group amortizes the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. The weighted-average remaining useful life of the intangible assets is approximately 5.4 years as of December 31, 2025.

Investments in non-marketable equity securities

The Group’s non-marketable equity securities are investments in privately held companies without readily determinable fair values and are summarized as follows:

	2024	2025
ClickHouse	89.7	737.1
Investment in preferred shares of Toloka	—	97.0
Other	1.0	2.5
Total Investments in non-marketable equity securities	90.7	836.6

ClickHouse

In 2021, the Group effected a spin-off of ClickHouse Inc. (or “ClickHouse”), an open-source database management system. In 2022, the Group lost significant influence over ClickHouse. As a result, the investment is accounted for under the measurement alternative, recorded at its initial cost less impairment, with the initial cost determined on the date of transfer from the equity method. As of December 31, 2024 and 2025, the investment was not impaired.

In May 2025, ClickHouse completed a Series C convertible preferred stock financing (the “Series C Financing”) led by investors other than the Group. In connection with the Series C Financing, the Group purchased pre-funded warrants for Series C convertible preferred stock for aggregate consideration of $50.0. These warrants are exercisable only upon the occurrence of specific events, such as a direct listing, initial public offering or sale event, or upon transfer. The Series C Financing represents an observable price change from an orderly transaction involving equity securities similar to the Group’s investment, and pursuant to ASC 321, the fair value of these investments was remeasured as of the transaction date to reflect this change. In the year ended December 31, 2025, the Group recognized an upward adjustment in the amount of $597.4 presented as gain from revaluation of investments in equity securities in the consolidated statement of operations.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Toloka

As disclosed in Note 3, upon the Toloka Deconsolidation, the Group retained a noncontrolling interest in Toloka Group in a combination of voting and nonvoting common and preferred shares. Preferred shares are not considered in-substance common stock and are accounted for under the measurement alternative of ASC 321. The initial cost basis of the Group’s holdings of Toloka Group’s preferred stock was determined based on the purchase price in the Toloka financing transaction and amounted to $97.0. As of December 31, 2024 and 2025, the investment was not impaired, and there were no downward or upward adjustments.

6. FAIR VALUE MEASUREMENTS

Fair value measurements are determined in accordance with ASC 820, Fair Value Measurements, which defines fair value as an exit price that represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a framework for fair value measurements and includes a three-tier hierarchy that prioritizes the use of observable inputs for fair value measurements:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3— unobservable inputs that are supported by little or no market activities.

Investments measured at fair value on a recurring basis

The Group's financial assets and liabilities measured at fair value on a recurring basis include investments in cash and cash equivalents, including money market funds, accounts receivables, other assets (except prepayments and deferred expenses), trade accounts payables, investments in non-marketable equity securities, equity method investments, financial assets and financial liabilities from discontinued operations and convertible debt. Cash, accounts receivable, and trade accounts payables are stated at their carrying value, which approximates fair value due to the short-term nature of these items except for the fair value of the convertible debt (Note 12).

Money market funds (presented as part of cash and cash equivalents) are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on quoted prices for identical assets in active markets or on inputs derived from quoted prices for similar instruments in active markets. As of December 31, 2024 and December 31, 2025, money market funds measured at fair value totaled $500.4 and $1,770.9, respectively.

Avride SAFE liability and Tranche Right liability

The SAFE liability and the Tranche Right liability are initially recorded at fair value in amount equal to proceeds received and subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in other income / (loss), net. The fair value of the SAFE liability and the Tranche Right liability is estimated using a probability-weighted expected return method that incorporates significant unobservable inputs, including the expected timing of future financing or liquidity events, the probability and timing of achieving specified operational and financing milestones, and discount rates. Accordingly, these instruments are classified within Level 3 of the fair value hierarchy. For the year ended December 31, 2025, the Group recorded a $2.7 loss from the change in fair value of the SAFE liability and the Tranche Right liability, which was included in other income / (loss), net in the consolidated statement of operations.

Investments measured at fair value on a nonrecurring basis

With effect from the Toloka Deconsolidation on May 7, 2025, the Group no longer has control of Toloka Group and remeasured its retained equity interest to fair value of $130.6, which is classified within Level 3 of the fair value hierarchy. The valuation covered the total equity of Toloka Group, including both common (fair value $33.6) and

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

preferred shares (fair value $97.0). The Group’s investment in Toloka’s common stock is accounted for as an equity method investment, while its investment in preferred shares is recorded as investment in non-marketable equity securities. The valuation was based primarily on the recent financing (market approach), with equity allocated using the Option Pricing Method. Significant unobservable inputs included a three-year expected liquidity horizon, 80% selected equity volatility, and a 24% weighted average cost of capital, including a company-specific risk premium.

Non-marketable equity securities represent the Group’s investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. The Group remeasured its investment in ClickHouse to a fair value of $737.1 as of May 28, 2025, the date when an observable price change took place, based on ClickHouse’s Series C Financing.

The Group used a back-solve valuation approach to estimate the fair value of its investment in ClickHouse. The fair value is based on valuation techniques appropriate for the nature of such investments and the information available about the investee’s valuation and is classified within Level 3 of the fair values hierarchy. The fair value of the Group’s investment in ClickHouse was derived from the investee’s recent sale of similar securities in its Series C Financing. The Group uses an option-pricing model to adjust the observed transaction price for the rights and preferences of the various classes of securities and allocate the value to securities owned by the Group. The model includes assumptions around the investees’ expected time to liquidity and volatility, as well as application of an incremental discount for lack of marketability.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Group’s investment in ClickHouse:

Valuation input
Price per share in the recent financing transaction	$ 72.50
Equity volatility	65%
Estimated time to liquidity	3 years

For additional details about the cost and remeasurement amount of Group’s investments measured at fair value on a nonrecurring basis, see Note 5.

7. PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2024 and 2025 consisted of the following:

	2024	2025
Server and network equipment	794.9	3,123.6
Land, land rights and buildings	48.5	381.4
Infrastructure systems	63.1	199.1
Other equipment	12.7	68.8
Assets not yet in use	163.8	2,417.4
Total	1,083.0	6,190.3
Less: accumulated depreciation	(236.3)	(637.0)
Total property and equipment	846.7	5,553.3

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment for the years ended December 31, 2023, 2024 and 2025 amounted to $27.9, $75.2 and $411.0 respectively.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The Company capitalizes interest associated with the construction of data centers and purchases of related server and network equipment. The Company started capitalization of interest from the third quarter 2025 and there was $28.0 of interest capitalized during the year ended December 31, 2025.

8. LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are operating leases. The Group’s leases have remaining lease terms of 1 to 10 years, some of which include options to terminate the leases within 1 year. Certain lease contracts include extension options, however, these options were not included in the initial measurement of the lease term or lease liability because the Group is not reasonably certain to exercise them.

The components of lease cost were as follows:

	2023	2024	2025
Operating lease cost	6.7	9.6	73.6
Short-term lease cost	3.9	1.6	1.7
Lease cost, net	10.6	11.2	75.3

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	2024	2025
Operating leases
Operating lease right-of-use assets	44.8	918.8
Operating lease liabilities – current (Note 4)	13.1	84.9
Operating lease liabilities – non-current	30.3	760.5
Total operating lease liabilities	43.4	845.4

Maturities of lease liabilities as of December 31, 2025 were as follows:

Operating
Leases
Year ended December 31,
2026	135.8
2027	124.3
2028	120.1
2029	125.7
2030	123.6
Thereafter	482.0
Total lease payments	1,111.5
Less imputed interest	(266.1)
Total	845.4

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Operating leases	4.2	8.6	4.0%	6.3%

As of December 31, 2025, the Group executed additional lease agreements, primarily for data centers, that had not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $9,759.6 and the Group has already made a prepayment of $271.0 as of December 31, 2025. These leases will commence between 2026 and 2027 with estimated lease terms up to eleven years.

9. INTANGIBLE ASSETS

Intangible assets, net of amortization, as of December 31, 2024 and 2025 consisted of the following:

	As of December 31, 2024			As of December 31, 2025
	Gross	Less: accumulated	Net	Gross	Less: accumulated	Net	Weighted-average
	carrying	amortization	carrying	carrying	amortization	carrying	remaining
	amount		amount	amount		amount	useful life
							(in years)
Technologies and licenses	6.4	(3.7)	2.7	29.7	(10.6)	19.1	3.4
Assets not yet in use	2.2	—	2.2	0.6	—	0.6	—
Total intangible assets	8.6	(3.7)	4.9	30.3	(10.6)	19.7

Amortization expenses of intangible assets for the years ended December 31, 2023, 2024 and 2025 were $1.4, $1.9 and $6.9, respectively. No impairment of intangible assets was identified or recorded in any of these years.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of December 31, 2025 was as follows:

Other
intangible
assets
2026	6.9
2027	4.6
2028	4.0
2029	3.1
2030	0.5
Total	19.1

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

10. INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws.

Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the years ended December 31, 2023, 2024 and 2025.

Income tax provision related to the Group’s continuing operations for the years ended December 31, 2023, 2024 and 2025 consisted of the following:

	2023	2024	2025
Current tax expense / (benefit) - Netherlands	—	(2.0)	1.1
Current tax expense - other	3.3	3.8	6.3
Total current tax expense	3.3	1.8	7.4
Deferred tax expense - Netherlands	—	—	(0.3)
Deferred tax (benefit) - other	(1.3)	(2.8)	(3.1)
Total deferred tax benefit	(1.3)	(2.8)	(3.4)
Total income tax expense / (benefit)	2.0	(1.0)	4.0
Effective tax rate	(0.7)%	0.3%	29.0%

No income tax expense or benefit was allocated to other comprehensive income for the years ended December 31, 2023, 2024 and 2025. Income tax expense and benefit allocated to discontinued operations are disclosed in Note 3.

The components of loss before income tax expense for the years ended December 31, 2023, 2024 and 2025 were as follows:

	2023	2024	2025
Profit / (loss) before income tax expense - Netherlands	(171.2)	(259.5)	148.0
Loss before income tax expense - other	(125.8)	(93.5)	(134.2)
Total profit / (loss) before income tax expense	(297.0)	(353.0)	13.8

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The Group adopted ASU 2023-09 “Income Taxes (Topic 740): Improvements To Income Tax Disclosures” on a prospective basis beginning with the year ended December 31, 2025. The Company is domiciled in the Netherlands, therefore, the Dutch statutory income tax rate of 25.8% is used in the reconciliation table for the year ended December 31, 2025. The reconciliation table below is prepared in accordance with the disclosure requirements of ASU 2023-09, whereby reconciling items that individually or at an aggregated country level are equal to or greater than 5% of expected total tax expense, based on the Dutch statutory rate, are presented separately.

	2025
Expected expense / (income) at Dutch statutory income tax rate of 25.8%	3.6	26.1%
Domestic - Netherlands:
Non-taxable and nondeductible items:
Non-deductible share-based compensation	20.9	151.4%
Effect of revaluation of the investment in ClickHouse (Note 5)	(154.1)	(1,116.7)%
Effect of pick-up of financial results of equity method investments	7.5	54.3%
Effect of underwriters' fees on the follow-on public offering	(6.1)	(44.2)%
Other	0.4	2.9%
Changes in valuation allowances	96.0	695.7%
Foreign tax effects:
United States of America
Changes in valuation allowances	32.7	237.0%
Difference in foreign tax rates	7.3	52.9%
Non-deductible share-based compensation	0.8	5.8%
Cash payments in exchange of RSUs	(0.4)	(2.9)%
Other	0.2	1.4%
Israel
Change of estimation in permanent differences	1.2	8.7%
Difference in foreign tax rates	(0.7)	(5.1)%
Changes in valuation allowances	(5.1)	(37.0)%
Other	0.1	0.7%
Other foreign jurisdictions	(0.3)	(2.2)%
Income tax expense	4.0

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and reconciles the Dutch statutory income tax rate to the actual global effective income tax rate for the years ended December 31, 2023 and 2024:

	2023	2024
Expected income at Dutch statutory income tax rate of 25.8%	(76.7)	(91.1)
Effect of:
Allocation of expenses from legal entities of disposed businesses	19.9	0.9
Non-deductible share-based compensation	7.5	5.2
Other expenses not deductible for tax purposes	18.3	8.3
Non-taxable inter-company dividends distribution	(5.7)	(7.9)
Difference in foreign tax rates	5.2	4.4
Change in valuation allowance	32.7	79.8
Other	0.8	(0.6)
Income tax expense/(benefit)	2.0	(1.0)

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Movements in the valuation allowance were as follows:

	2023	2024	2025
Balance at the beginning of the period	(26.4)	(79.6)	(159.4)
Charged to expenses	(32.7)	(79.8)	(124.2)
Foreign currency translation adjustment	—	—	(0.5)
Other	(20.5)	—	—
Balance at the end of the period	(79.6)	(159.4)	(284.1)

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and carryforwards gave rise to the following deferred tax assets and liabilities as of December 31, 2024 and 2025:

	2024	2025
Assets / (liabilities) arising from the tax effect of:
Deferred tax asset
Accrued expenses	2.3	1.4
Net operating loss carryforward	99.0	206.0
Intangible assets	49.3	38.4
Property and equipment	7.9	25.5
Operating lease liabilities	10.1	127.1
Other	9.9	38.2
Total deferred tax asset	178.5	436.6
Valuation allowance	(159.4)	(284.1)
Total deferred tax asset, net of valuation allowance	19.1	152.5
Deferred tax liability
Property and equipment	(0.1)	(14.4)
Deferred expenses	—	(0.8)
Operating lease assets	(10.5)	(125.2)
Other	(0.8)	(0.3)
Total deferred tax liability	(11.4)	(140.7)
Net deferred tax asset	7.7	11.8

Management has considered the amount of taxable income, including future reversals of deferred tax liabilities, required to realize the deferred tax assets and expects to generate sufficient taxable income to utilize them. Accordingly, management concludes that it is more likely than not that the deferred tax assets remaining on the balance sheet will be realized.

As of December 31, 2025, the Company had net operating loss carryforwards (“NOLs”) for Dutch income tax purposes of $140.6, which can be carried forward indefinitely. However, losses can only be fully deducted (on an annual basis) up to an amount of EUR 1 million plus 50% of the taxable profit that exceeds EUR 1 million.

As of December 31, 2025, the Dutch entities of the Group (other than the Company) also had NOLs for Dutch income tax purposes in the amount of $459.7.

NOLs for other jurisdictions income tax purposes amounted to $231.1 as of December 31, 2025 and related mostly to the USA, where such losses can be carried forward indefinitely.

The tax years 2021 – 2025 remain open for examination by the Dutch tax authorities with respect to the Company and Dutch subsidiaries. The tax years 2022 – 2025 remain open for examination by the US tax authorities with

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

respect to the US subsidiaries. The tax years 2021 – 2025 remain open for examination by the Israeli tax authorities with respect to the Israeli subsidiaries.

Cash taxes paid

The Group adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025 and have included the following table as a result of our adoption, which presents income taxes paid (net of refunds received) for the year ended December 31, 2025 to each individual jurisdiction that are equal to or greater than 5% of total income taxes paid (net of refunds received) for the year ended December 31, 2025:

2025
Domestic taxes	—
Foreign taxes:
Finland	1.8
Israel	1.5
Other foreign jurisdictions	1.2
Total cash taxes paid	4.5

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and includes a summary of income taxes paid for the years ended December 31, 2023 and December 31, 2024:

	2023	2024
Cash paid during the year for
Income taxes, net of refunds	2.0	3.7

11. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Group has entered into purchase commitments for power and utilities of rented data center facilities (co-location agreement) with future payments (net of VAT) amounting to $6.8 in 2026, $7.0 in 2027, $7.2 in 2028, and $5.6 in 2029. The Group also has purchase commitments for other goods and services with future payments (net of VAT) amounting to $0.6 in 2026, $1.0 in 2027, $0.4 in 2028, $0.4 in 2029 and $0.1 in 2030.

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

The Group records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of December 31, 2025, the Group has determined that the liabilities amounting to $3.3 associated with certain litigation matters are probable and can be reasonably estimated. The Group has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25.

As of December 31, 2025, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business with related claims amounting to $6.2 (4.5 as of December 31, 2024). The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters. These amounts do not include amounts related to discontinued operations.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of December 31, 2025, the Group accrued $2.0 ($181.9 as of December 31, 2024) for contingencies related to non-income taxes, as a component of account payable, accrued and other liabilities in the consolidated balance sheets.

In February 2025, the Group filed declarations for dividend withholding tax to the Dutch tax authorities and subsequently paid EUR173.7 ($181.5 at the exchange rate on the date of payment). The amount paid related to the treatment of a portion of the Class A shares received as partial consideration for the Divestment as a repurchase of shares and corresponds to the contingent liability reflected in the Group’s balance sheets as of December 31, 2024 as disclosed in Note 4.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of December 31, 2025, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $2.4 ($1.5 as of December 31, 2024).

Environment and Current Economic Situation

In 2025, the Group continued to significantly expand its global operations. The Group’s principal operations are in the Netherlands and the United States, with a growing data center and infrastructure footprint across multiple international regions, including Finland, France, the United Kingdom, Iceland and Israel.

The global macroeconomic environment continues to be characterized by significant uncertainty. The technology and AI infrastructure sectors have been particularly affected by the evolving trade policy landscape in 2025, shifting AI chip export control frameworks, and ongoing trade tensions between major economies. Supply chain constraints affecting the procurement of high-performance GPUs and related semiconductor components remain a key operational challenge, driven by strong global demand for AI infrastructure that continues to outpace available capacity. Regulatory developments impacting the AI and data center sectors have accelerated, including the phased implementation of the European Union’s Artificial Intelligence Act, emerging data center energy efficiency and sustainability reporting requirements under the EU Energy Efficiency Directive, and the EU’s proposed Cloud and AI Development Act. Changes in interest rates, persistent inflationary pressures—exacerbated by tariff-related cost increases instability in the global credit markets, geopolitical conflicts in Europe and the Middle East, data center energy procurement and power grid capacity constraints, and related market uncertainty remain relevant factors. While global demand for AI computing infrastructure has driven substantial investment and growth across the sector, the Group is exposed to the risks of macroeconomic slowdowns, shifts in technology spending patterns, and the potential impacts of further regulatory or trade policy changes. The Group will continue to actively monitor and respond accordingly to the macroeconomic environment.

Following the completion of the Divestment, the Group continues to have no exposure to the risks and uncertainties associated with the operations of the Divested Businesses. As of December 31, 2025, none of the Group’s current subsidiaries are restricted from remitting funds in the form of cash dividends or loans.

Loss recovery

During the quarter ended December 31, 2025, certain equipment with a carrying value of $43.6 was lost in transit. The equipment was fully insured, and the Group has submitted a claim to the insurer and is pursuing recovery under its existing insurance policy. At this stage, the Group cannot make any predictions about the exact timing and likelihood of recovery.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

12. CONVERTIBLE DEBT

Convertible notes issued in September 2025

On September 15, 2025, the Group completed a private placement, pursuant to Rule 144A under the Securities Act of 1933, as amended, of $2.75 billion aggregate original principal amount of senior unsecured convertible notes (the “September 2025 Notes”) to qualified institutional buyers, which are convertible at their option. The September 2025 Notes were issued in two equal series:

●	$1.375 billion 1.00% Convertible Senior Notes due 2030 (the “2030 Notes”), and
●	$1.375 billion 2.75% Convertible Senior Notes due 2032 (the “2032 Notes”).

The September 2025 Notes are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 7.2072 shares per $1,000 principal amount (approximately $138.75 per share), subject to customary anti-dilution adjustments. Upon conversion, the Notes are settled entirely in shares. Prior to maturity, the Notes are convertible only upon the occurrence of specified conditions, including:

•	If the Company’s share price exceeds 130% of the applicable conversion price for a specified period;
•	In connection with certain corporate events, including a fundamental change;
•	During the two months preceding maturity; or
•	Following the issuance of a redemption notice by the Company.

If a holder converts its Notes in connection with a make-whole fundamental change (generally including certain change-in-control transactions, delisting events, or other specified corporate transactions), the conversion rate will be increased by an additional number of shares as determined pursuant to a schedule set forth in the indenture.

The Company may redeem the Notes, in whole or in part, on or after September 20, 2028, if the share price exceeds 130% of the applicable conversion price for a specified period, at a redemption price equal to 100% of the accreted principal amount plus accrued and unpaid interest. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their Notes at a price equal to 100% of the accreted principal amount plus accrued and unpaid interest.

The September 2025 Notes were issued at par, but accrete to a higher accreted principal amount over time:

•	The 2030 Notes accrete to 115% of their original principal at maturity (i.e. $1,150 for every $1,000 issued), and
•	The 2032 Notes accrete to 115% of their original principal at maturity (i.e. $1,150 for every $1,000 issued).

The Group also granted the initial purchasers a 13-day over-allotment option (greenshoe) to purchase up to an additional $412.5 aggregate original principal amount of September 2025 Notes (15% of the base size), split equally between the two series. This option was fully exercised on or before September 28, 2025, increasing the total original aggregate principal amount issued to approximately $3.2 billion.

The accreted principal amount is payable only upon maturity or early redemption. The 2030 Notes and 2032 Notes bear interest at 1.00% and 2.75%, respectively, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2026.

The net proceeds to the Company from the sale of September 2025 Notes were $3,098.6. Debt issuance costs were approximately $63.9 and will be amortized as interest expense over the term of the September 2025 Notes.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Each series of notes was issued under a separate indenture with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Group and rank pari passu with all of the Company’s other existing and future senior unsecured indebtedness. Holders of the notes have the right to require the Company to repurchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in the indentures.

Convertible notes issued in June 2025

On June 5, 2025, the Group issued $1,000 aggregate original principal amount of senior unsecured convertible notes (the “June 2025 Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. The June 2025 Notes were sold to qualified institutional buyers in two equal tranches:

●	$500.0 of 2.00% Convertible Senior Notes due 2029 (the “2029 Notes”), and
●	$500.0 of 3.00% Convertible Senior Notes due 2031 (the “2031 Notes”).

The June 2025 Notes are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 19.4363 shares per $1,000 principal amount (approximately $51.45 per share), subject to customary anti-dilution adjustments. Upon conversion, the Notes are settled in shares. Prior to maturity, the Notes are convertible only upon the occurrence of specified conditions, including:

●	If the Company’s share price exceeds 130% of the applicable conversion price for a specified period;
●	In connection with certain corporate events, including a fundamental change;
●	During the two months preceding maturity; or
●	Following the issuance of a redemption notice by the Company.

If a holder converts its Notes in connection with a make-whole fundamental change (generally including certain change-in-control transactions, delisting events, or other specified corporate transactions), the conversion rate will be increased by an additional number of shares as determined pursuant to a schedule set forth in the indenture.

The Company may redeem the Notes, in whole or in part, on or after December 10, 2026, if the share price exceeds 130% of the applicable conversion price for a specified period, at a redemption price equal to 100% of the accreted principal amount plus accrued and unpaid interest. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their Notes at a price equal to 100% of the accreted principal amount plus accrued and unpaid interest.

The June 2025 Notes were issued at par but accrete to a higher accreted principal amount over time:

●	The 2029 Notes accrete to 120% of their original principal at maturity (i.e., $1,200 for every $1,000 issued), and
●	The 2031 Notes accrete to 125% of their original principal at maturity (i.e., $1,250 for every $1,000 issued).

The accreted principal amount is payable only upon maturity or early redemption. The 2029 Notes and 2031 Notes bear interest at 2.00% and 3.00%, respectively, payable semi-annually in arrears on December 5 and June 5 of each year, beginning December 5, 2025.

The net proceeds to the Company from the sale of the June 2025 Notes were $975.1. Debt issuance costs were approximately $24.9 and will be amortized as interest expense over the term of the June 2025 Notes.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Each series of notes was issued under a separate indenture with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Group and rank pari passu with all of the Company’s other existing and future senior unsecured indebtedness. Holders of the notes have the right to require the Company to repurchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in the indentures.

The early conversion condition for the 2029 and 2031 Notes was satisfied during the year ended December 31, 2025 (initially as of September 30, 2025) in accordance with the terms of the respective indentures. As a result, one holder of these Notes elected to convert its Notes during the year ended December 31, 2025. The conversion amounts for the 2029 and 2031 Notes were $12.5 and $12.5, and resulted in the issuance of 242,953 and 242,953 ordinary shares, respectively.

The carrying amount of the convertible notes as of December 31, 2025 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
2029 Notes	June 2029	2.00%	7.06%	587.5	(85.1)	(10.8)	491.6
2030 Notes	September 2030	1.00%	4.15%	1,818.4	(224.4)	(30.2)	1,563.8
2031 Notes	June 2031	3.00%	6.87%	612.5	(112.2)	(11.4)	488.9
2032 Notes	September 2032	2.75%	4.88%	1,818.4	(228.7)	(30.8)	1,558.9
Total convertible debt				4,836.8	(650.4)	(83.2)	4,103.2

The Company recognized $31.4 of interest expense related to the contractual coupon interest for the year ended December 31, 2025. This amount, excluding interest repaid during the year of $12.2, is included in Debt, current in the Group’s consolidated balance sheet.

The total interest for the Group debt obligation for the year ended December 31, 2025 was as follows:

2025
Contractual interest expense	31.4
Amortization of debt discount (accretion) and issuance costs	49.2
Less: capitalized interest	(28.0)
Total	52.6

The June 2025 Notes and September 2025 Notes are carried at amortized cost, with an unamortized balance of $4,103.2 million as of December 31, 2025. The Group has not elected the fair value option and measures the fair value of convertible debt for disclosure purposes only. The fair value of the convertible senior notes as of December 31, 2025, which is classified as Level 3 within the fair value hierarchy, was as follows:

2025
2.00% Convertible Senior Notes due June 2029	904.5
3.00% Convertible Senior Notes due June 2031	937.5
1.00% Convertible Senior Notes due September 2030	1,541.9
2.75% Convertible Senior Notes due September 2032	1,538.6
Total fair value of convertible debt	4,922.5

Convertible notes issued in 2020

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 at par (the “2025 Notes”).

On March 7, 2022, the 2025 Notes’ delisting event condition was triggered as a result of the trading of the

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Company’s Class A shares on Nasdaq having been suspended for at least five trading days. This resulted in the holders of the 2025 Notes having the right to require the redemption of their 2025 Notes at par in the full amount of $1,250.0, plus accrued interest.

In June 2022, the Group entered into settlement agreements with holders of a majority of the 2025 Notes and completed the repurchase of 93.2% in aggregate principal amount of the 2025 Notes and accounted for the modification of all the 2025 Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the 2025 Notes originally issued.

The remaining cash consideration for the remaining 2025 Notes amounts to $6.1 and $5.3 as of December 31, 2024 and 2025, respectively.

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

The share capital as of each balance sheet date was as follows (EUR in millions):

	As of December 31, 2024			As of December 31, 2025
	Shares	EUR	USD	Shares	EUR	USD
Authorized:	574,887,316			571,397,348
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			35,698,674
Class C ordinary shares	37,748,658			35,698,674
Issued and fully paid:	362,040,944	€6.8	$9.2	324,187,735	€6.4	$8.4
Class A ordinary shares	326,342,270	3.2	4.3	288,489,061	2.9	3.6
Class B ordinary shares	35,698,674	3.6	4.9	33,551,883	3.3	4.6
Class C ordinary shares	—	—	—	2,146,791	0.2	0.2

Class C shares held in treasury were not disclosed due to the technical nature of this class of shares.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

Amendment of the Articles of Association and Cancellation of Treasury Shares

On August 21, 2025, the Company’s Annual General Meeting of Shareholders approved the following changes to the Company’s share capital:

●	To reduce the number of authorized Class B and Class C shares, to reflect the number of Class B shares currently outstanding. After the reduction, the Company’s Class B and Class C shares authorized are 35,698,674 shares.
●	To cancel 40,000,000 Class A shares held in treasury. The Share Cancellation resulted in the reduction of the issued and paid-up share capital from EUR 6.8 to EUR 6.4, effective 29 October 2025.

Follow-On Public Offering of Class A Ordinary Shares

On September 15, 2025, the Group completed a follow-on public offering of 10,810,811 Class A ordinary shares (par value €0.01) at $92.50 per share, raising gross proceeds of $1.0 billion. The Group granted the underwriters a 30-day option (from September 10, 2025) to purchase up to 1,621,621 additional shares, which was fully exercised on September 18, 2025, increasing the total offering to $1.15 billion (12,432,432 Class A shares).

The Class A shares were delivered out of treasury shares of the Company. The aggregate net proceeds of $1,126.2 after underwriting discounts, commissions, and other offering expenses were accounted against treasury shares at cost and the difference between the selling price and the weighted-average price per Class A shares held in treasury was accounted in additional paid-in capital.

Conversion of Class B shares

For the year ended December 31, 2025, 2,146,791 Class B shares (par value €0.10) were converted 1:1 into 2,146,791 Class A shares (par value €0.01).

As of December 31, 2025, the Company has 253,016,971 ordinary shares outstanding, consisting of 219,465,088 Class A shares and 33,551,883 Class B shares. The Company also has an additional 69,023,973 Class A shares issued and held in treasury.

14. SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

On August 15, 2024, the Annual General Meeting of Shareholders of the Company (the “AGM”) approved the amendment and restatement of the Company’s Equity Incentive Plan and renamed it the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the “Plan”). Among other things, the AGM also approved the extension of the term of the Plan for a further ten-year period and an increase in the number of shares available under the Plan. The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. The maximum number of Company shares available under the Plan is 30,000,000 Class A shares. RSUs entitle the holder to receive a fixed number of Class A shares at no cost upon the satisfaction of certain time-based vesting criteria. Options entitle the holder to purchase a Class A share at a specified exercise price. PSUs entitle the recipient to receive a number of Class A shares at no cost based on the satisfaction of both time-based and performance-based criteria. In 2024, upon completion of the Divestment (Note 3), all outstanding PSUs grants were forfeited, as the performance criteria set out in such awards were no longer relevant for the activities of the Group after the Divestment. No dividends or dividend equivalents are granted in connection with options or share appreciation rights and any dividend equivalents or dividends granted in connection with RSUs will only vest and be paid to the extent the underlying award vests and is paid.

Under the Plan, the award exercise or measurement price per share is set at the “fair market value” and denominated in U.S. dollars on the date the Share-Based Awards are granted by the Company’s Board. For purposes of

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Certain options may be granted with exercise prices that are considered to be “deeply out of the money”. These awards are considered to have an implicit market condition, and the Group uses a Monte Carlo valuation model to estimate the fair value of the options as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving various share price levels. For options that vest based on market conditions, the Group recognizes compensation cost over the requisite service period regardless of whether the market condition is ultimately satisfied. During the year ended December 31, 2025, the Group granted options to purchase up to an aggregate of 6,000,000 Class A shares to certain executives with exercise prices that were considered to be deeply out of the money and contain an implicit market condition. On September 10, 2025 the market condition was met prior to the derived service period. As a result, the Group recorded any unrecognized compensation expense for tranches for which no further service is required as of September 30, 2025. For tranches that require further explicit service to vest, the unrecognized compensation expense will be recognized prospectively over the revised requisite service period.

The Group estimates the fair value of share options using the Monte-Carlo or BSM pricing models. No share option grants were made in the years ended December 31, 2023 and 2024. The assumptions used in the Monte-Carlo and BSM pricing models for grants of share options made under the Plan in the year ended December 31, 2025 were as follows:

2025
Dividend yield	—
Expected annual volatility	60.00%
Risk-free interest rate	4.01 - 4.40%
Expected life of the awards (years)	4.4 - 5.0

The Group estimates the fair value of Business Unit Equity Awards and PSUs using the Monte-Carlo or BSM pricing models. No Business Unit Equity Awards or PSU grants were made in the year ended December 31, 2025. The assumptions used in the Monte-Carlo and BSM pricing models in the years ended December 31, 2023 and 2024 were as follows:

	2023	2024
Business unit’s expected annual volatility	30.5 - 86.0%	64.2 - 74.4%
Risk-free interest rate	9.11-12.78%	13.05%

The Group used the following assumptions in the BSM and Monte-Carlo pricing models when valuing its Share-Based Awards:

●	Expected volatility. For share options, the Group used forecasted volatility based on guideline company indications. For synthetic options and business unit equity awards grants, the Group calculated the

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

estimated volatility rates based on the volatilities of common stock of comparable companies in business units’ industries.
●	Expected term. For BSM pricing model calculation the expected term of awards granted has been calculated following the “simplified” method, using half of the sum of the contractual and vesting terms, because the Group has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis. For Monte-Carlo pricing model calculation the average result from the 100,000 iterations was determined to be the implied effective term for the option.
●	Dividend yield. This assumption is measured as the average annualized dividend estimated to be paid by the Group over the expected life of the award as a percentage of the share price at the grant date. The Group did not declare any dividends with respect to 2023, 2024 or 2025. Because options were generally compensated for dividends and the Group has no plans to pay cash dividends in the near term, it used an expected dividend yield of zero in its pricing models in the years ended December 31, 2023, 2024 and 2025.
●	Risk-free interest rate. The Group used the risk-free interest rates based on the U.S. Treasury yield curve or the Russian government bond zero coupon yield curve (for the grants in 2023 and 2024 related to Divested Businesses) in effect at the grant date.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
Restricted Share Units (“RSUs”)	249.9	96.6	56.5
Share options	4.0	1.0	22.6
RSUs in respect of the Avride Group	5.1	2.6	1.2
Share options in respect of Avride Group	—	—	3.1
Business Unit Equity Awards	108.4	28.5	—
Performance Share Units (“PSUs”)	0.6	(8.4)	—
Other	2.0	—	—
Total share‑based compensation expenses	370.0	120.3	83.4

Share-based compensation expense is recognized in respect of the awards granted to employees of both continuing and discontinued operations. For the years ended December 31, 2023, 2024 and 2025 the Group recognized share-based compensation expense in relation to employees directly attributable to the operations of the Divested Businesses in the amount of $341.2, $65.8 and $0.2 respectively. Share-based compensation expenses for the employees of retained businesses amounts to $28.8, $54.5 and $83.2 for the years ended December 31, 2023, 2024 and 2025, respectively.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The following table summarizes awards activity for the Company:

	Share Options		SARs
		Weighted		Weighted
		average exercise		average exercise
	Quantity	price per share	Quantity	price per share
Outstanding as of December 31, 2024	1,176,746	$40.00	75,000	$32.85
Granted(1)	6,350,000	96.69	—	—
Exercised	(209,864)	40.00	—	—
Forfeited	—	—	—	—
Expired	—	—	(75,000)	32.85
Cancelled	—	—	—	—
Outstanding as of December 31, 2025	7,316,882	$—	—	$32.85
(1)	Includes 6,000,000 options granted with market conditions.

The weighted-average grant-date fair value of options granted during the year was $8.61 per share.

The aggregate intrinsic value of stock options exercised during the year was $14.1. Upon exercise of options, the shares issued were treasury shares.

For the year ended December 31, 2025, the Group received proceeds in amount of $8.4 from exercise of share options.

The following table summarizes information about outstanding and exercisable awards as of December 31, 2025:

		Awards Outstanding			Awards Exercisable
			Average			Average
			Remaining	Aggregate		Remaining	Aggregate
	Type of	Number	Contractual	Intrinsic	Number	Contractual	Intrinsic
Exercise Price ($)	award	outstanding	Life (in years)	Value	exercisable	Life (in years)	Value
$40.00	Option	1,316,882	3.9	—	966,882	1.9	0.0
$100.00	Option	6,000,000	9.3	16.3	1,500,000	9.3	16.3
Total Share options		7,316,882	8.3	13.4	2,466,882	6.4	9.9

The following table summarizes information about unvested share awards:

	RSUs
		Weighted
		Average
		Grant Date
	Quantity	Fair Value
Unvested as of December 31, 2024	9,015,042	$20.54
Granted	790,762	55.05
Vested	(3,788,888)	22.17
Expired	(269,912)	21.46
Forfeited	(9,511)	47.18
Cancelled	(237)	70.88
Unvested as of December 31, 2025	5,737,256	$23.97

In January 2023 the Company offered holders of Nebius Group N.V. RSUs granted under the Plan an opportunity to exchange the portion of outstanding awards that would otherwise have vested during 2023 in exchange for cash bonuses. The replacement cash payments were payable in accordance with the original vesting schedules in respect of the exchanged RSUs. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged in January 2023. The exchanges were accounted for as a modification of equity awards, resulting in additional share-based compensation expense recognized in the year ended December 31, 2023 in amount of $88.9.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

In December 2023, such offer was further extended to the employees of Divested Businesses, covering the respective vestings for 2024 and 2025. Equity awards in respect of an aggregate of approximately 1.3 million RSUs were exchanged in December 2023.

During 2024, on a quarterly basis, the Company offered to holders of RSUs granted under Plan an opportunity to exchange the portion of outstanding awards that would otherwise have vested during 2024 in exchange for cash bonuses. The offer was aimed at employees directly attributable to the retained businesses. Equity awards in respect of an aggregate of approximately 0.2 million RSUs were exchanged. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense recognized in the year ending December 31, 2024 in the amount of $5.4. The accrued liability associated with the replacement cash payment in the amount of $0.4 is included in accounts payable, accrued and other liabilities in the consolidated balance sheets as of December 31, 2024 (December 31, 2025: nil). No such modifications took place during 2025.

As of December 31, 2025, there was $133.3 of unamortized share-based compensation expense related to unvested RSUs which is expected to be recognized over a weighted average period of 3.83 years.

Avride Employee Stock Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria. Generally, Avride RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

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

The following table summarizes Avride’s awards activity for the Group:

	Share options		RSUs
		Weighted		Weighted
		average exercise		average grant date
	Quantity	price per share	Quantity	fair value
Outstanding as of December 31, 2024	—	$—	1,168,629	$14.50
Granted	6,016,681	1.77	—	—
Exercised	(139,902)	0.41	—	—
Forfeited	(121,226)	1.77	—	—
Expired	(10,960)	1.77	—	—
Cancelled	—	—	(292,156)	14.50
Transfer between the programs	860,679	1.77	(860,679)	14.50
Outstanding as of December 31, 2025	6,605,272	$1.80	15,794	$14.50

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The following table summarizes information about outstanding and exercisable awards as of December 31, 2025:

		Awards Outstanding		Awards Exercisable
			Average		Average
			Remaining		Remaining
	Type of	Number	Contractual	Number	Contractual
	award	outstanding	Life (in years)	exercisable	Life (in years)
Total Avride Share Options	Option	6,605,272	8.68	3,233,351	8.16
Total Avride RSUs	RSU	15,794	9.43	15,794	9.43

As of December 31, 2025, the unamortized share-based compensation expense related to Avride ESOP is $4.6 and is expected to be recognized over a weighted average period of 3.92 years.

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

In 2025, following the completion of the Toloka investment transaction (Note 3), the Group introduced the following changes to its operating segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2024, in order to reflect the new operational structure of the retained businesses:

●	Toloka operating segment previously reported was reclassified into the results of discontinued operations.

This change has been applied retroactively to all periods presented. Reportable segments derive revenues from the following services:

●	Our primary business, Nebius, delivers a unified full-stack AI cloud platform that spans the complete AI journey – from compute capacity to software and services that enable fast and efficient AI application deployment and inference at scale;
●	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots; and
●	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The table below presents Revenue, Adjusted EBITDA loss, and expense information about the Group’s operating segments:

	Year ended December 31,
	2023	2024	2025
Revenues:
Nebius	9.6	68.3	480.3
Avride	—	0.3	1.3
TripleTen	8.2	28.8	54.1
Total segment revenues	17.8	97.4	535.7
Eliminations	(8.0)	(5.9)	(5.9)
Total revenues	9.8	91.5	529.8
Adjusted EBITDA:
Nebius	(134.1)	(128.5)	59.0
Avride	(69.6)	(67.0)	(82.7)
TripleTen	(37.0)	(30.8)	(41.2)
Total segment adjusted EBITDA loss	(240.7)	(226.3)	(64.9)
Significant segment expenses:
Nebius:
Employee compensation expenses	107.1	136.3	195.0
Corporate Functions Expenses (excl. personnel costs)	17.2	24.4	71.9
Other costs and expenses	19.4	36.1	154.4
Total Nebius costs and expenses	143.7	196.8	421.3
Avride:
Employee compensation expenses	48.1	46.9	53.6
Other costs and expenses	21.5	20.4	30.4
Total Avride costs and expenses	69.6	67.3	84.0
TripleTen:
Employee compensation expenses	21.6	26.4	38.2
Other costs and expenses	23.6	33.2	57.1
Total TripleTen costs and expenses	45.2	59.6	95.3

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

The Group accounts for intersegment revenue at fair value as if the sales were to third parties. While intercompany transactions are treated like third-party transactions to determine segment performance, the revenues (and corresponding expenses recognized by the segment that is counterparty to the transaction) are eliminated in consolidation, and therefore, do not themselves impact consolidated results.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense was as follows:

	2023	2024	2025
Total segment adjusted EBITDA loss	(240.7)	(226.3)	(64.9)
Depreciation and amortization	(29.3)	(77.1)	(417.9)
Certain SBC expense	(12.9)	(44.1)	(83.2)
One-off restructuring and other expenses	(2.8)	(52.1)	(45.7)
Interest income	3.3	63.6	31.8
Interest expense	—	—	(61.5)
Income / (loss) from equity method investments	(10.9)	0.4	(24.3)
Gain from revaluation of investment in equity securities	—	—	598.9
Other income / (loss), net	(3.7)	(17.4)	80.6
Net income / (loss) before income taxes	(297.0)	(353.0)	13.8

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, intangibles assets, net and operating lease assets:

	2024	2025
Long-lived assets:
United States	71.0	2,994.0
The Netherlands	764.5	2,558.8
Israel	3.4	281.7
Finland	52.3	253.6
Rest of the world	5.2	403.7
Total long-lived assets	896.4	6,491.8

Revenue by geographic area is presented based on the location of the customer as specified in the Group’s contractual arrangements. The following table summarizes revenue by geographic region:

	2023	2024	2025
Revenue
United States	5.4	41.1	340.1
United Kingdom	—	25.0	137.5
Rest of the world	4.4	25.4	52.2
Total revenue	9.8	91.5	529.8

Revenue derived from customers located in the Netherlands is not material to the Group.

16. RELATED-PARTY TRANSACTIONS

In May 2025, Toloka Group was deconsolidated from the Group’s consolidated financial statements following the loss of control resulting from the issuance of additional shares to third-party investors and the recapitalization of the business. Subsequent to the deconsolidation, the Group retained significant influence over Toloka Group.

For the period from May 2 through December 31, 2025, transactions with Toloka Group in the ordinary course of business included data labeling services received in the amount of $0.6, revenue recognized under a transitional services agreement in the amount of $0.8, and revenue from cloud services in the amount of $0.1. All amounts related to these transactions were fully settled during the period, and there were no outstanding balances as of December 31, 2025.

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

17. SUBSEQUENT EVENTS

ClickHouse Series D Financing

In January 2026, ClickHouse completed a Series D convertible preferred stock financing (the “Series D Financing”) raising $400 from investors other than the Group at a valuation of approximately $15 billion. Following the Series D transaction, the Group continues to hold a significant minority equity stake in ClickHouse and is assessing the impact of the Series D transaction on its investments in ClickHouse.

Acquisition of Tavily

In February 2026, the Company entered into an agreement and plan of merger (the “Tavily Merger Agreement”) with AlphaAI Technologies, Inc., doing business as Tavily (“Tavily”), pursuant to which the Company agreed to acquire all outstanding equity interests of Tavily. Tavily provides search infrastructure designed for artificial intelligence applications, including search APIs optimized for large language models and agentic AI systems.

At closing in February 2026, the Company paid $177.3 in cash, of which $0.6 was deposited into an escrow account to secure post-closing indemnification obligations and potential purchase price adjustments. The Company may make additional payments of up to $30.3 to certain key employees of Tavily contingent upon their continued employment. An additional $0.4 may also be payable in connection with post-closing indemnification obligations and purchase price adjustments.

Pursuant to the Tavily Merger Agreement, certain outstanding options to purchase Tavily capital stock were exchanged for options to purchase the Company’s Class A ordinary shares. In addition, certain Tavily employees are eligible to receive additional consideration based on the achievement of specified performance targets during defined measurement periods following the acquisition. Any such earn-out payments, if earned, may be settled in cash, Class A ordinary shares of the Company, or a combination thereof.

The Company is currently evaluating the accounting and disclosure implications of the acquisition in accordance with ASC 805 “Business Combinations”, including the preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed. The results of Tavily’s operations will be included in the Company’s consolidated financial statements beginning in 2026.

Equity Investment and Commercial Partnership with NVIDIA

On March 11, 2026, the Group entered into a securities purchase agreement with NVIDIA Corporation (“NVIDIA”), pursuant to which the Group agreed to sell, in a private placement, a pre-funded warrant (the “Warrant”) to purchase an aggregate of 21,065,396 Class A shares, par value €0.01 per share (the “Warrant Shares”), for aggregate gross proceeds of approximately $2.0 billion. The Warrant has an exercise price of $0.0001 per Class A share and was issued to NVIDIA on March 11, 2026. The Warrant may be exercised by NVIDIA at any time on or after March 11, 2026. Upon exercise, the Warrant Shares will be delivered from the Group’s treasury shares or issued from its authorized share capital. The Group intends to use the net proceeds from the private placement to support investments in the development of its full-stack AI cloud platform and the development and construction of greenfield data centers. The transaction is part of a broader strategic collaboration between the Group and NVIDIA to support the expansion of the Group’s AI cloud infrastructure.

AI Infrastructure Supply Agreement with Meta

On March 16, 2026, the Group entered into a long-term AI infrastructure supply agreement with Meta. Under the five-year agreement, the Group will provide approximately $12 billion of dedicated compute capacity across multiple locations, based on large-scale deployments of the NVIDIA Vera Rubin platform, with delivery expected to commence in early 2027. In addition, in connection with access to these deployments, Meta has committed to purchase

NEBIUS GROUP N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(in millions of U.S. dollars (“$”), except share and per share data)

additional available compute capacity across certain upcoming Nebius clusters of up to $15 billion over a five-year period. The Group currently intends to sell such capacity to third-party customers of its AI cloud business, with any remaining capacity to be purchased by Meta.

Issuance of convertible senior notes

On March 18, 2026, the Company announced the pricing of a private offering of $4.0 billion aggregate principal amount of convertible senior notes, comprising $2.25 billion of 1.250% notes due 2031 and $1.75 billion of 2.625% notes due 2033. The offering closed on March 20, 2026. The option to purchase an additional $337.5 aggregate principal amount of the 2031 Notes was exercised, increasing the total aggregate principal amount of the Notes to approximately $4.34 billion. An additional overallotment option of up to $262.5 of the 2033 Notes remained unexercised as of the closing date.

The notes are senior unsecured obligations of the Company. The net proceeds are expected to be used to finance data center development, AI infrastructure investments, and general corporate purposes.

PART III.

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements.

See the financial statements beginning on page F-1.

Item 19. Exhibits.

Exhibit Number		Description of Document
1.1	†	Articles of Association, as amended as of August 2025.
2.1	†	Description of Capital Stock
2.2

Nebius Group N.V. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 30, 2025)

4.1	*

Deed of Undertaking dated as of February 4, 2024, between Nebius Group N.V. (f/k/a Yandex N.V.) and International Joint Stock Company “Yandex” (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 26, 2024)

4.2	*†	Cloud Infrastructure Services Agreement dated as of November 1, 2025, between Nebius, Inc. and Meta Platforms, Inc.
4.3	*†	Infrastructure Services Agreement dated as of March 13, 2026, between Nebius, Inc. and Meta Platforms, Inc.
4.4	*†	Statement of Work effective as of September 7, 2025, between Nebius, Inc. and Microsoft
4.5	*†	Addendum Number 1 to Statement of Work effective as of September 7, 2025, between Nebius, Inc. and Microsoft effective as of January 21, 2026
4.6	*†	Merger Agreement dated as of February 9, 2026, by and among Nebius Group N.V., Simba Acquisition Corp., and AlphaAI Technologies, Inc. (d/b/a Tavily)
4.7	*†	Warrant dated as of March 11, 2026, issued to NVIDIA Corporation
4.8		Form of Indenture for the 2029 Notes (incorporated by reference to Exhibit 99.4 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on June 2, 2025)
4.9		Form of Convertible Senior Note due 2029 (included in Exhibit 4.8)
4.10		Form of Indenture for the 2031 Notes (incorporated by reference to Exhibit 99.5 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on June 2, 2025)
4.11		Form of Convertible Senior Note due 2031 (included in Exhibit 4.10)
4.12

Indenture dated as of September 15, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee, for the 1.00% Convertible Senior Notes due 2030 (incorporated by reference to Exhibit 4.1 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on September 15, 2025)

4.13		Form of 1.00% Convertible Senior Note due 2030 (incorporated by reference to Exhibit 4.2 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on September 15, 2025)
4.14

Indenture dated as of September 15, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee, for the 2.75% Convertible Senior Notes due 2032 (incorporated by reference to Exhibit 4.3 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on September 15, 2025)

4.15		Form of 2.75% Convertible Senior Note due 2032 (incorporated by reference to Exhibit 4.4 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on September 15, 2025)
4.16

Indenture dated as of March 20, 2026, between the Company and U.S. Bank Trust Company, National Association, as trustee, for the 1.250% Convertible Senior Notes due 2031 (incorporated by reference to Exhibit 4.1 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on March 20, 2026)

4.17		Form of 1.250% Convertible Senior Note due 2031 (incorporated by reference to Exhibit 4.2 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on March 20, 2026)
4.18

Indenture dated as of March 20, 2026, between the Company and U.S. Bank Trust Company, National Association, as trustee, for the 2.625% Convertible Senior Notes due 2033 (incorporated by reference to Exhibit 4.3 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on March 20, 2026)

4.19		Form of 2.625% Convertible Senior Note due 2033 (incorporated by reference to Exhibit 4.4 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on March 20, 2026)
4.20	†*	Office Lease dated as of December 3, 2024 between Nebius B.V. (f/k/a ADC Tech Netherlands B.V.) and Maxima Propco VI B.V.
4.21	†*	Amendment to the Office Lease dated July 1, 2025 between Nebius B.V. and Maxima Propco VI B.V.
4.22	†*	Amendment to the Office Lease dated October 21, 2025 between Nebius B.V. and Maxima Propco VI B.V.
4.23

Equity Distribution Agreement dated November 12, 2025, between the Company and Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., and Citigroup Global Markets Inc. as managers (incorporated by reference to Exhibit 99.1 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on November 12, 2025)

8.1	†	Principal Subsidiaries
11		Insider Trading Policy (incorporated by reference to Exhibit 11 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 30, 2025)
12.1	†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	†	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	†	Consent of Reanda Audit & Assurance B.V. – Audit, Independent Registered Public Accounting Firm

15.2	†	Consent of Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm
16.1	†	Letter from Reanda Audit & Assurance B.V. – Audit, Independent Registered Public Accounting Firm
99.1

Report of Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm, with respect to IJSC “Yandex” as of and for the period ending May 16, 2024 (incorporated by reference to Exhibit 99.1 of our Annual Report on Form 20-F (file no. 001-35173) filed with the Securities and Exchange Commission on April 30, 2025)

99.2	†	Consent of Technologies of Trust – Audit JSC, Independent Registered Public Accounting Firm
101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2025, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2023, 2024 and 2025, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2024 and 2025, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025, (v) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2023, 2024 and 2025, and (vi) Notes to Consolidated Financial Statements

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

Nebius Group N.V.
By:	/s/ Maria del Dado Alonso Sanchez

	Name:	Maria del Dado Alonso Sanchez
	Title:	Chief Financial Officer

Date: April 30, 2026