Form 20-F/A
period 2025-12-31
Nebius Group N.V.
filed 2026-05-22
CIK 1513845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Large accelerated filer	☒	Accelerated filer	¨	Non-accelerated filer	¨	Emerging growth company	☐

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

Auditor Name	Auditor Location	Auditor Location
Reanda Audit & Assurance B.V.	Netherlands	7018

(1)	Excluding 69,023,973 Class A shares held in treasury.

EXPLANATORY NOTE

Nebius Group N.V. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026 (the “Original 20-F”), solely for the purpose of including Exhibit 97.1.

The Amendment does not reflect events occurring after the date of the filing of the Original 20-F or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Original 20-F. The Amendment consists solely of the preceding cover page, this explanatory note, the signature page and the Exhibits identified in Item 19.

ITEM 19 EXHIBITS

Exhibit No.	Description
97.1*	Clawback Policy (incorporated by reference to Exhibit 99.3 of our Form 6-K (file no. 001-35173) filed with the Securities and Exchange Commission on September 10, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: May 22, 2026	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel